Form 20-F/A
period 2015-12-31
Fiat Chrysler Automobiles N.V.
filed 2016-08-09
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2015 of Fiat Chrysler Automobiles N.V. (“FCA”), as originally filed with the U.S. Securities and Exchange Commission on February 29, 2016 (the “Original Filing”). FCA is filing the Amendment solely to amend and restate Exhibit 99.1“Consolidated Financial Statements of FCA Bank S.p.A. at December 31, 2015” to correct a transcription error in the Report of Independent Auditors to refer to “December 31, 2015” rather than “December 31, 2013.”
The Exhibit filed herewith supersedes in its entirety the Exhibit originally filed with the Original Filing. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the Securities and Exchange Commission by FCA subsequent to February 29, 2016.

i

TABLE OF CONTENTS

		Page

PART II

Item 19.	Exhibits	1
	Signatures	2

ii

Item 19. Exhibits

Exhibit Number	Description of Documents
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
2.2
Deed of Guarantee, dated as of March 19, 2013, by Fiat S.p.A. in favor of the Relevant Account Holders and the holders for the time being of the Global Medium Term Notes and the interest coupons appertaining to the Global Medium Term Notes (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)

There have not been filed as exhibits to this Form 20-F/A certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Fiat Chrysler Automobiles N.V. Fiat Chrysler Automobiles N.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Fiat Chrysler Automobiles N.V. and its consolidated subsidiaries.

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

4.5	Form of 4.500% Rule 144A Global Note due 2020 (incorporated by reference to Exhibit 4.2 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36676)
4.6	Form of 4.500% Regulation S Global Note due 2020 (incorporated by reference to Exhibit 4.3 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36676)
4.7	Form of 5.250% Rule 144A Global Note due 2023 (incorporated by reference to Exhibit 4.4 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36676)
4.8	Form of 5.250% Regulation S Global Note due 2023 (incorporated by reference to Exhibit 4.5 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36676)
8.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to Annual Report on Form 20-F, filed with the SEC on February 29, 2016, File No. 001-36675)
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Consolidated Financial Statements of FCA Bank S.p.A. at December 31, 2015
99.2
Consolidated Financial Statements of FCA Bank S.p.A. at December 31, 2014 and 2013 (incorporated by reference to Exhibit 99.2 to Annual Report on Form 20-F, filed with the SEC on February 29, 2016, File No. 001-36675)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT CHRYSLER AUTOMOBILES N.V.
(Registrant)

	By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Dated: August 9, 2016

2