Form 20-F
period 2016-12-31
Fiat Chrysler Automobiles N.V.
filed 2017-02-28
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2016
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,527,965,719 common shares, par value €0.01 per share, and 408,941,767 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Certain Defined Terms
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” “Fiat Group,” the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or FCA NV), the “Merger” or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger. Reference to “FCA US” refers to FCA US LLC, together with its direct and indirect subsidiaries.
Presentation of Financial and Other Data
This report includes the consolidated financial statements of the Group as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We refer to the consolidated financial statements and the notes to the consolidated financial statements collectively as the “Consolidated Financial Statements.”
All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. The Group’s financial information is presented in Euro. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
The language of the document is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this report may not add due to rounding.
Forward-Looking Statements
Statements contained in this report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “target,” “objective,” “goal,” “plan,” “design,” “forecast,” “projection,” “prospects,” or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

•	our ability to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•	changes in local economic and political conditions, including with regard to trade policy;

•	our ability to expand certain of our brands internationally;

•
various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	our ability to enrich our product portfolio and offer innovative products;

•	the high level of competition in the automotive industry, which may increase due to consolidation;

•	exposure to shortfalls in the Group’s defined benefit pension plans;

•	the ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers, and associated risks associated with financial services companies;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	changes in our credit ratings;

•	our ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this report.
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
Item 2. Offer Statistics and Expected Time Table
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth selected historical consolidated financial and other data of FCA and have been derived, in part, from:

•	the Consolidated Financial Statements of FCA as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, included elsewhere in this report; and

•	the Consolidated Financial Statements of FCA for the years ended December 31, 2013 and 2012, which are not included in this report.(1)
This data should be read in conjunction with “Presentation of Financial and Other Data” (above), Item 3D. Risk Factors, Item 5. Operating and Financial Review and the Consolidated Financial Statements and related notes included elsewhere in this report.

_________________________
(1) Refer to Note 2, Basis of Presentation - Reclassifications and adjustment, within the Consolidated Financial Statements included elsewhere in this report, for a discussion on the prior period adjustment affecting 2013.

Consolidated Income Statement Data

	Years ended December 31
	2016	2015 (1)	2014 (1)	2013 (1)	2012(1)
	(€ million, except per share amounts)
Net revenues	€111,018	€110,595	€93,640	€84,530	€81,665
Profit before taxes	€3,106	€259	€783	€649	€1,190
Net profit from continuing operations (2)	€1,814	€93	€359	€2,050	€661
Profit from discontinued operations, net of tax	—	€284	€273	€243	€235
Net profit (2)	€1,814	€377	€632	€2,293	€896
Net profit attributable to:
Owners of the parent (2)	€1,803	€334	€568	€1,246	€44
Non-controlling interests	€11	€43	€64	€1,047	€852
Earnings per share from continuing operations
Basic earnings per share (2)	€1.192	€0.055	€0.268	€0.849	€(0.132)
Diluted earnings per share (2)	€1.181	€0.055	€0.265	€0.840	€(0.130)
Earnings per share from discontinued operations
Basic earnings per share	—	€0.166	€0.197	€0.176	€0.168
Diluted earnings per share	—	€0.166	€0.195	€0.174	€0.166
Earnings per share from continuing and discontinued operations
Basic earnings per share (2)	€1.192	€0.221	€0.465	€1.025	€0.036
Diluted earnings per share (2)	€1.181	€0.221	€0.460	€1.014	€0.036
Dividends paid per share(3)
Ordinary share	—	—	—	—	—
Preference share(4)	—	—	—	—	€0.217
Savings share(4)	—	—	—	—	€0.217
Other Statistical Information (unaudited):

Shipments (in thousands of units)	4,482	4,602	4,601	4,345	4,223
Number of employees at period end	234,499	238,162	232,165	229,053	218,311
_________________________
(1) The operating results of FCA for the years ended December 31, 2014, 2013 and 2012 have been re-presented to exclude Ferrari following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015; Ferrari operating results were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for each of the years presented.
(2) Amounts for the year ended December 31, 2013 have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, within the Consolidated Financial Statements included elsewhere in this report, for a discussion of the prior period adjustment affecting these items.
(3) Dividends paid represent cash payments in the applicable year that generally relates to earnings of the previous year.
(4) In accordance with the resolution adopted at the shareholders’ meeting on April 4, 2012, Fiat’s preference and savings shares were mandatorily converted into ordinary shares.

Consolidated Statement of Financial Position Data

	At December 31,
	2016	2015 (1)	2014	2013	2012
	(€ million, except shares issued data)
Cash and cash equivalents	€17,318	€20,662	€22,840	€19,455	€17,666
Total assets (4)	€104,343	€105,753	€101,149	€87,543	€82,633
Debt	€24,048	€27,786	€33,724	€30,283	€28,303
Total equity (4)	€19,353	€16,968	€14,377	€12,913	€8,369
Equity attributable to owners of the parent (4)	€19,168	€16,805	€14,064	€8,655	€6,187
Non-controlling interests	€185	€163	€313	€4,258	€2,182
Share capital	€19	€17	€17	€4,477	€4,476
Shares issued (in thousands):
Fiat S.p.A
Ordinary	—	—	—	1,250,688	1,250,403
FCA
Common(2)	1,527,966	1,288,956	1,284,919	—	—
Special Voting (3)	408,942	408,942	408,942	—	—
_________________________
(1) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2014, 2013 and 2012.
(2) Book value per common share at December 31, 2016 was €12.06.
(3) Refer to Note 27, Equity, within our Consolidated Financial Statements included elsewhere in this report
(4) Amounts at December 31, 2015, 2014 and 2013 have been adjusted. Refer to Note 2, Basis of Preparation - Reclassifications and adjustment, within the Consolidated Financial Statements included elsewhere in this report, for a discussion of the prior period adjustment affecting these items.

Exchange rates
These exchange rates are included for informational purposes only and may differ from the exchange rates used in preparation of the Consolidated Financial Statements prepared in accordance with IFRS. For a description of the exchange rates used in the preparation of our Consolidated Financial Statements, refer to Note 2, Basis of Preparation, within our Consolidated Financial Statements included elsewhere in this report.
The table below shows the high, low, average and period end noon buying rates in the city of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S.$ per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Period	Low	High	Average	Period End
Year Ended December 31, 2012	1.2062	1.3463	1.2859	1.3186
Year Ended December 31, 2013	1.2774	1.3816	1.3281	1.3779
Year Ended December 31, 2014	1.2101	1.3927	1.3210	1.2101
Year Ended December 31, 2015	1.0524	1.2015	1.1032	1.0859
Year Ended December 31, 2016	1.0375	1.1516	1.1029	1.0552
The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this report.

Period	Low	High
August 2016	1.1078	1.1334
September 2016	1.1158	1.1271
October 2016	1.0866	1.1212
November 2016	1.0560	1.1121
December 2016	1.0375	1.0758
January 2017	1.0416	1.0794
On February 17, 2017, the noon buying rate for U.S.$ was €1.00 = U.S.$1.0614.

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
Risks Related to Our Business, Strategy and Operations
If our vehicle shipment volumes deteriorate, particularly shipments of our pickup trucks and larger sport utility vehicles in the U.S. retail market, our results of operations and financial condition will suffer.
As is typical for an automotive manufacturer, we have significant fixed costs and, therefore, changes in vehicle shipment volumes can have a disproportionately large effect on our profitability.
Further, our profitability in the U.S., Canada, Mexico and Caribbean islands (“NAFTA”), a region which contributed a majority of our profit in 2016, is particularly dependent on demand for our pickup trucks and larger sport utility vehicles. For example, our pickup truck and larger sport utility vehicles accounted for approximately 60 percent of our total U.S. retail vehicle shipments in 2016. A shift in consumer demand away from these vehicles within the NAFTA region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability.
Our dependence within the NAFTA region on pickup trucks and larger sport utility vehicles is increasing further as we implement our plan to shift production in that region away from compact and mid-size passenger cars. For additional information on factors affecting vehicle profitability, see Item 5 —Operating and Financial Review—Trends, Uncertainties and Opportunities.
Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if our vehicle shipments decline we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of our assumptions, due to recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on our business, financial condition and results of operations.
Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control.
Our results of operations and financial position may be influenced by various macroeconomic factors within the various countries in which we operate including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, the rate of unemployment and foreign currency exchange rates.
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

In addition to slow economic growth or recession, other economic circumstances, such as increases in energy prices, fuel prices and fluctuations in prices of raw materials or contractions in infrastructure spending, could have negative consequences for the industry in which we operate and, together with the other factors referred to previously, could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks relating to international markets and exposure to changes in local conditions and trade policies, as well as economic, geopolitical or other events.
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
Unfavorable developments in any one or a combination of these areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations.
With the increasing interconnectedness of global economic and financial systems, a financial crisis, natural disaster, geopolitical crisis, or other significant event in one area of the world can have an immediate and devastating impact on markets around the world. For example, the financial crisis that began in the United States in 2008 quickly spread to other markets; natural disasters in Japan and Thailand during 2011 caused production interruptions and delays not just in Asia Pacific but other regions around the world; and episodes of increased geopolitical tensions or acts of terrorism have at times caused adverse reactions that may spread to economies around the globe.
For instance, in June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum, commonly referred to as “Brexit”, was advisory and the terms of any withdrawal are subject to a negotiation period that could last up to two years after the government of the United Kingdom formally initiates a withdrawal process, or longer if extended by mutual agreement. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, which is also subject to negotiation, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal, and in light of a recent U.K. Supreme Court decision requiring further action of the U.K. Parliament before beginning the process of leaving the European Union. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. If a country within the euro area were to default on its debt or withdraw from the euro currency, or, in a more extreme circumstance, the euro currency were to be dissolved entirely, the impact on markets around the world, and on the Company’s global business, could be immediate and significant.
In the United States, changes in policy positions by the new presidential administration may impact our business, in particular with respect to our production of vehicles outside the U.S. for import into the U.S., particularly from Canada, Mexico and Italy, and potential changes in tax laws that could adversely affect our U.S. operations. For example, we currently import heavy-duty pickup trucks into the U.S. which we assemble in Mexico. Any new policies and any steps we may take to address such new policies could have a material adverse effect on our business, financial condition and results of operations.
In addition, these developments have introduced an elevated level of economic and policy uncertainty, which could cause financial and capital markets within and outside the U.S. and Europe to constrict, thereby negatively impacting our ability to finance our business. It also could cause a substantial dip in consumer and business confidence and spending that could negatively impact sales of vehicles. Any one of these impacts could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.
The growth strategies reflected in our 2014-2018 Business Plan announced in May 2014 and updated in January 2016 (our “Business Plan”) include expanding global sales of the Jeep brand through localized production in Asia and Latin America, the launch of new large utility vehicle models in North America, the reintroduction in North America and expansion in Europe and Asia of our Alfa Romeo brand including the development of an all-new platform and new powertrains, as well as the further expansion of our Maserati brand portfolio to include the all-new Levante sport utility vehicle.
These strategies, particularly with respect to the Alfa Romeo brand, have required and will continue to require significant investments in products, powertrains, production facilities and distribution networks. If we are unable to introduce vehicles that appeal to consumers in these markets and achieve our brand expansion strategies, we may be unable to earn a sufficient return on these investments and this could have a material adverse effect on our business, financial condition and results of operations.
Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations.
In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future, and these costs could be difficult to pass through to consumers. For example, in December 2016, the U.S. Department of Transportation announced an increase in the penalty for noncompliance with fuel economy requirements, beginning with model year 2019 vehicles that are more than two and a half times the current penalty.   This trend will have a material impact on our existing regulatory planning strategy, may affect the powertrain mix in the vehicles we produce and sell and could have a material adverse impact on our financial condition and results of operations. For a further discussion of the regulations we are subject to, see Item 4B. Business Overview-Industry Overview-Environmental and Other Regulatory Matters.
Government and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of recent regulatory actions related to diesel emissions involving a number of automakers. We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with inquiries from several state agencies.
In particular, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union. We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. The German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA then requested a mediation with the MIT under European Commission rules to resolve the differences. That mediation is ongoing. In addition, the French Ministry of Economy announced on February 7, 2017 that the French Consumer Protection Agency has requested the French public prosecutor to conduct a further investigation regarding whether the sale of our diesel vehicles violated French consumer protection laws, as it has done for other automakers' diesel vehicles. The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities has required significant management time, which may divert attention from other key aspects of our business plan, or may lead to further enforcement actions as well as obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.
On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board (“CARB”) each issued a notice of violation (“NOV”) alleging that FCA US failed to disclose certain emissions control strategies in its application for certificates to permit the sale of model year 2014-2016 Jeep Grand Cherokee and Ram 1500 diesel vehicles. Approximately 104,000 of these vehicles were sold in the United States, of which approximately 14,000 were sold in California. The NOVs also state that the EPA and CARB are continuing to investigate whether any of these emissions control strategies are properly justified under the applicable regulations or constitute a “defeat device” as defined in the Clean Air Act.
Following the issuance of the NOVs, a number of civil lawsuits have been filed. We have also received various inquiries, subpoenas and requests for information from a number of governmental authorities, including the U.S. Department of Justice, the SEC and several states’ attorneys general. We are investigating these matters and we intend to cooperate with all valid governmental requests.

We are currently unable to predict the outcome of any proceeding or investigation arising out of the NOVs or any related proceedings or investigation nor can we estimate a range of reasonably possible losses for the lawsuits and investigations because these matters involve significant uncertainties at these stages. Such investigations could result in the imposition of damages, fines or civil and criminal penalties. It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.
Our success largely depends on the ability of our current management team to operate and manage effectively.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Group and individual areas of the business. In particular, our Chief Executive Officer, Sergio Marchionne, is critical to the execution of our strategic direction and implementation of our Business Plan. Although Mr. Marchionne has indicated his intention to remain as our Chief Executive Officer through the period of our Business Plan, the loss of his services or those of any of our other senior executives or key employees could have a material adverse effect on our business prospects, earnings and financial position. We have developed succession plans that we believe are appropriate, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to more intensive competition if other manufacturers pursue consolidations.
We have for some time advocated for consolidation in the automotive industry due to our view that our industry is characterized by significant duplication in product development costs, much of which does not drive consumer-perceived value. We believe that sharing product development costs among manufacturers, preferably through consolidation, will enable automakers to improve their return on capital employed for product development and manufacturing and enhance utilization of tooling, machinery and equipment. While we continue to implement our Business Plan, and we believe that our business will continue to grow and our operating margins will continue to improve, if our competitors are able to successfully integrate with one another and we are not successful with our own efforts to enhance collaboration or adapt effectively to increased competition, our competitors’ integration could have a material adverse effect on our business, financial condition and results of operations.
Product recalls and warranty obligations may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
We, and the U.S. automotive industry in general, have experienced a significant increase in recall activity to address performance, compliance or safety-related issues. Our recent costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and may cause consumers to question the safety or reliability of our products. Given the sustained high levels in both the cost and frequency of recall campaigns and intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high.
Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions could have a material adverse effect on our business, financial condition and results of operations.

Compliance with U.S. regulatory requirements for product recalls has also received heightened scrutiny. In connection with the failure in three specified campaigns to provide an adequate remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and the Transportation Recall Enhancement, Accountability and Documentation (“TREAD”) Act, FCA US entered into a consent order with NHTSA in 2015 (the “Consent Order”) to pay substantial civil penalties and to engage an independent monitor to review and assess FCA US's compliance with its obligations under the Consent Order. FCA US is obligated to remedy the defects in the vehicles subject to the recalls cited in the Consent Order, and in certain instances, FCA US has been required to buy back vehicles as an additional alternative to a repair remedy. Failure to comply with the terms of the Consent Order may result in additional fines and penalties much of which have been deferred pending the independent monitor's and NHTSA's ongoing assessment of FCA US's compliance with terms of the Consent Order. Further, the monitor's term will continue for the duration of the Consent Order. There can be no assurance that we will not be subject to additional regulatory inquiries and consequences in the future.
Our future performance depends on our ability to enrich our product portfolio and offer innovative products.
Our success depends, among other things, on our ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability.
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
In addition, we may not be able to effectively compete with other automakers in light of emerging trends in the industry, such as electrification, vehicle connectivity and autonomous driving. In certain cases, the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us and by suppliers. There can be no assurance that these advances will occur in a timely or feasible manner, that the funds we have budgeted or expended for these purposes will be adequate, or that we will be able to obtain rights to use these technologies. Further, our competitors and others are pursuing similar technologies and other competing technologies, and there can be no assurance that they will not acquire and implement similar or superior technologies sooner than we will or on an exclusive basis or at a significant price advantage.
The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.
Substantially all of our revenues are generated in the automotive industry, which is highly competitive, encompassing the production and distribution of passenger cars, light commercial vehicles and components and production systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, consumer service and financial services offered, and many of our competitors are better capitalized with larger market shares.
In the automotive business, sales to consumers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand. The automotive industry is also subject to the constant renewal of product offerings through frequent launches of new models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions coupled with more limited capital than many of our principal competitors could have a material adverse effect on our business, financial condition and results of operations.
Additionally, global vehicle production capacity significantly exceeds current demand. In the event that industry shipments decrease and overcapacity intensifies, our competitors may attempt to make their vehicles more attractive or less expensive to consumers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. An increase in these actions could have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to shortfalls in our pension plans.
Certain of our defined benefit pension plans are currently underfunded. As of December 31, 2016, our defined benefit pension plans were underfunded by approximately €4.7 billion. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
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
Our lack of a captive finance company in certain key markets could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our consumers and dealers are able to obtain.
    Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail consumers use a variety of finance and lease programs to acquire vehicles.
Unlike many of our competitors, we do not own and operate a controlled finance company dedicated solely to our mass-market vehicle operations in the U.S. and certain key markets in Europe, Asia and South America. Instead we have elected to partner with specialized financial services providers through joint ventures and commercial agreements. Our lack of a controlled finance company in these key markets may increase the risk that our dealers and retail consumers will not have access to sufficient financing on acceptable terms which may adversely affect our vehicle sales in the future. Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail consumers, our lack of a controlled finance company in those markets could have a material adverse effect on our business, financial condition and results of operations.

In other markets, we rely on controlled finance companies, joint ventures and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail consumers. The ability of a finance company to provide financing services at competitive rates is subject to various factors, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies, defaults or prepayments;

•	wholesale auction values of used vehicles;

•	higher than expected vehicle return rates and the residual value performance of vehicles they lease; and

•	fluctuations in interest rates and currency exchange rates.
Any financial services provider, including our joint ventures and controlled finance companies, will also face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or consumers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail consumers.
To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail consumers, such dealers and retail consumers may not have sufficient access to financing to purchase or lease our vehicles. As a result, our vehicle sales and market share may suffer, which could have a material adverse effect on our business, financial condition and results of operations.
Vehicle retail sales depend heavily on affordable interest rates for vehicle financing.
In certain regions, including NAFTA, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because consumers of our vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.
Limitations on our liquidity and access to funding may limit our ability to execute our Business Plan and improve our financial condition and results of operations.
Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Although we have measures in place that are designed to ensure that adequate levels of working capital and liquidity are maintained, declines in sales volumes could have a negative impact on the cash-generating capacity of our operating activities. For a discussion of these factors, see Item 5B. Liquidity and Capital Resources. We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to a decrease in vehicle shipments, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our Business Plan and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.
Our current credit rating is below investment grade and any deterioration may significantly affect our funding and prospects.
Our ability to access the capital markets or other forms of financing and the related costs depend, among other things, on our credit ratings and we are currently rated below investment grade. The rating agencies review our ratings regularly and, accordingly, new ratings may be assigned to us in the future. It is not currently possible to predict the timing or outcome of any ratings review.
Any downgrade may increase our cost of capital and potentially limit our access to sources of financing, which could have a material adverse effect on our business, financial condition and results of operations. See Item 5B. Liquidity and Capital Resources for more information on our financing arrangements.
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
Our business operations and reputation may be impacted by various types of claims, lawsuits, and other contingent obligations.
We are involved in various product liability, warranty, product performance, asbestos, personal injury, dealer and supplier disputes, environmental claims and lawsuits, securities law claims, labor, antitrust, intellectual property, tax and other legal proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although we do not currently expect these claims, lawsuits and other legal matters individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, additional facts may come to light or we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance coverage with respect to certain claims, not all claims or potential losses can be covered by insurance, and even if claims could be covered by insurance, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Note 20, Provisions, and Note 25, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information. Further, publicity regarding such investigations and lawsuits, whether or not they have merit, may adversely affect our reputation and the perception of our vehicles with retail customers, which may adversely affect demand for our vehicles, and have a material adverse effect on our business, results of operations and cash flows. For additional risks regarding certain proceedings, see “Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations.”
A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our vehicles, as well as vehicles manufactured by other original equipment manufacturers (or “OEMs”), contain interconnected and increasingly complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. Such internal and vehicle systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. These systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that we will be able to offset the earnings power lost as a result of the Ferrari separation.
In January 2016, we completed the previously announced separation of Ferrari N.V., which was intended to, among other things, strengthen our capital base.  The separation consisted primarily of the October 2015 initial public offering of 10 percent of the common shares of Ferrari N.V. and the January 2016 transaction in which holders of our common shares and mandatory convertible securities received our remaining 80 percent interest in Ferrari N.V.  The initial public offering and spin-off in the aggregate ultimately had a positive €1.5 billion impact on our Net industrial debt. However, Ferrari N.V. contributed €284 million in Net Profit in 2015, and was accounted for as a discontinued operation up until the date of its separation. If the improvement in our capital position resulting from the separation of Ferrari N.V., together with improved earnings generation from the rest of our business, is not sufficient to offset the related loss of Net profit, such insufficiency could have a material adverse effect on our business, financial condition and results of operations.
A disruption or security breach in our information technology systems could disrupt our business and adversely impact our ability to compete.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and consumers. A malfunction or security breach that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.
In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our consumers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle shipments may suffer. We also collect, retain and use personal information, including data we gather from consumers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to adequately protect our intellectual property rights, which may harm our business.
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours. Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.
The laws of some countries in which we operate do not offer the same protection of our intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for us to protect our intellectual property from misuse or infringement there. Our inability to protect our intellectual property rights in some countries could have a material adverse effect on our business, financial condition and results of operations.
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

The automotive market in these emerging markets is highly competitive, with competition from many of the largest global manufacturers as well as numerous smaller domestic manufacturers. We anticipate that additional competitors, both international and domestic, will also seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our business, financial condition and results of operations.
Our reliance on joint arrangements in certain emerging markets may adversely affect the development of our business in those regions.
We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance, GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”), our joint venture with Guangzhou Automobile Group Co., Ltd., has commenced local production of the Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass for the Chinese market, expanding the portfolio of Jeep sport utility vehicles (“SUVs”) currently available to Chinese consumers. We have also entered into a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.
Our reliance on joint arrangements to enter or expand our presence in these markets may expose us to risk of conflict with our joint arrangement partners and the need to divert management resources to oversee these shareholder arrangements. Further, as these arrangements require cooperation with third party partners, these joint arrangements may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have a material adverse effect on our business, financial condition and results of operations.
We depend on our relationships with suppliers.
We purchase raw materials and components from a large number of suppliers and depend on services and products provided by companies outside the Group. Close collaboration between an OEM and its suppliers is common in the automotive industry, and although this offers economic benefits in terms of cost reduction, it also means that we depend on our suppliers and are exposed to the possibility that a dispute with any of these suppliers or difficulties, including those of a financial nature, experienced by our suppliers (whether caused by internal or external factors) could have a material adverse effect on our business, financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as energy. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our Cost of revenues over the short term. We may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by changes in vehicle prices or countered by productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers that assure access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For instance, natural or man-made disasters or civil unrest may have severe and unpredictable effects on the price of certain raw materials in the future.
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
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations.
Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.
Substantially all of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. See Item 6D. Employees for a description of these arrangements. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities. Additionally, a significant portion of our operating cash flow is generated in U.S. Dollars and the majority of our indebtedness is denominated in Euro.
We use various forms of financing to cover funding requirements for our industrial activities and for providing financing to our dealers and consumers. Moreover, liquidity for industrial activities is also principally invested in variable-rate or short-term financial instruments. Our financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can affect our Net revenues, finance costs and margins.
In addition, although we manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, financial condition and results of operations.
Our financial services activities are also subject to the risk of insolvency of dealers and retail consumers, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail consumers, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.
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
Our residence for Italian tax purposes is largely a question of fact based on all circumstances. We set up and we have thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should be deemed resident in the U.K. from our incorporation for the purposes of the Italy-U.K. tax treaty. The result of this is that we should not be regarded as an Italian tax resident either for the purposes of the Italy-U.K. tax treaty or for Italian domestic law purposes. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.
Although it has been accepted that our “central management and control” is in the U.K., we will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that we are incorporated there. Nonetheless, we will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case. We have received a ruling from the U.K. and Dutch competent authorities that we should be treated as resident solely in the U.K. for the purposes of the treaty. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn or cease to apply.
We do not expect the June 2016 referendum in which U.K. voters approved an exit from the European Union to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement the referendum will ultimately have any impact on this matter.

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
We expect, however, that our principal operating activities should fall within one or more exemptions from the CFC rules.
Although we do not expect the U.K.’s CFC rules to have an adverse impact on our financial position, the effect of the new CFC rules on us is not yet certain. We will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the CFC rules could have a material adverse effect on our business, financial condition and results of operations.
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
FCA filed a ruling request with the Italian tax authorities in respect of the continuation of the Fiscal Unit via the Italian P.E. on April 16, 2014. The Italian tax authorities issued the ruling on December 10, 2014 (the “2014 Ruling”), confirming that the Fiscal Unit may continue via the Italian P.E. Moreover, in another ruling issued on October 9, 2015 (the “2015 Ruling”), the Italian tax authorities confirmed that the separation of Ferrari from the Group (including the first demerger of certain assets held through the Italian P.E.) will qualify as a tax-free, neutral transaction from an Italian income tax perspective. Lastly, in a ruling released on October 28, 2016, the Italian tax authorities confirmed that the Italian P.E. could determine its computation base for the purposes of the Italian regime on notional interest deduction (Aiuto alla Crescita Economica) without taking into account certain anti-avoidance provisions (the “2016 Ruling”, and together with the 2014 Ruling and the 2015 Ruling, the “Rulings”). However, the Rulings are not assessments of certain sets of facts and circumstances. Therefore, even though the 2014 Ruling confirms that the Fiscal Unit may continue via the Italian P.E. and the 2015 Ruling and the 2016 Ruling assume such a P.E. to exist, this does not rule out that the Italian tax authorities may in the future verify whether FCA actually has a P.E. in Italy and potentially challenge the existence of such a P.E. Because the analysis is highly factual, there can be no assurance regarding our maintenance of an Italian P.E. after the Merger.
Risks Related to Our Existing Indebtedness
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding on competitive terms and limit our financial and operating flexibility.
Although we have reduced our net indebtedness over the past several years, the extent of our indebtedness could still have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes, including product development;

•	we are more financially leveraged than our competitors, which may put us at a competitive disadvantage; and

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.
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
Restrictions arising out of FCA US’s Tranche B Term Loans may hinder our ability to manage our operations on a consolidated, global basis.
FCA US is party to a tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”) and a tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”), collectively referred to as the “Tranche B Term Loans.” The credit agreements that govern the Tranche B Term Loans include covenants that restrict FCA US’s ability to enter into sale and leaseback transactions, purchase or redeem capital stock, prepay other debt, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations or undertake various other business activities.
These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of mergers and acquisitions, joint ventures or other corporate opportunities. In particular, the credit agreements that govern the Tranche B Term Loans contain, and future indebtedness may contain, other and more restrictive covenants. These credit agreements require FCA US to maintain borrowing base collateral coverage and a minimum liquidity threshold. A breach of any of these covenants or restrictions could result in an event of default on the indebtedness of FCA US and creditors may foreclose on pledged properties, and could also result in cross-default under certain of our indebtedness.
Substantially all of the assets of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under the credit agreements that govern its Tranche B Term Loans and could become subject to lenders’ contractual rights if an event of default were to occur.
FCA US is an obligor and several of its U.S. subsidiaries are guarantors of FCA US's Tranche B Term Loans. The obligations under the credit agreements governing the Tranche B Term Loans are secured by senior priority security interests in substantially all of the assets of FCA US and its U.S. subsidiary guarantors. The collateral includes 100 percent of the equity interests in FCA US’s U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. An event of default under the credit agreements that govern FCA US’s Tranche B Term Loans could trigger its lenders’ contractual rights to enforce their security interest in these assets.
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
Our loyalty voting structure may limit the liquidity of our common shares and adversely affect the trading prices of our common shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive our special voting shares. Our special voting shares cannot be traded and, immediately prior to the deregistration of common shares from the FCA Loyalty Register, any corresponding special voting shares shall be transferred to us for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining our special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting structure may make it more difficult for shareholders to acquire a controlling interest, change our management or strategy or otherwise exercise influence over us, and the market price of our common shares may be lower as a result.
The provisions of our articles of association which establish the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of our voting power could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 27, 2017, Exor N.V., which owns 29.4 percent of the FCA common shares, had a voting interest in FCA of 42.60 percent due to its participation in the loyalty voting structure and as a result will have the ability to exercise significant influence on matters involving our shareholders. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders. The loyalty voting structure may also prevent or discourage shareholders' initiatives aimed at changing our management or strategy or otherwise exerting influence over us.
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
Tax consequences of our loyalty voting structure are uncertain.
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
Should Dutch or Italian withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Dutch and/or Italian withholding taxes. See “We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.” in the section —Risks Related to Our Business, Strategy and Operations, above.

Item 4. Information on the Company
A. History and Development of the Company
History of FCA
Fiat Chrysler Automobiles N.V. was originally incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 and became the parent company of the Group on October 12, 2014 through the merger described below. Its principal office is located at 25 St. James's Street, London SW1A 1HA, United Kingdom (telephone number: +44 (0) 20 7766 0311).
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
Over the following years, Fiat acquired additional ownership interests in FCA US, leading to majority ownership and full consolidation of FCA US’s results into our financial statements. On May 24, 2011, FCA US refinanced the U.S. and Canadian government loans, which were repaid in full, and in July 2011, Fiat acquired the ownership interests in FCA US held by the U.S. Treasury and Canadian government.
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
Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. After this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”). The redemption price payable to these shareholders was €7.727 per share, equivalent to the average daily closing price published by Borsa Italiana for the six months prior to the date of the notice calling the meeting.
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
Ferrari Spin-off

The spin-off of Ferrari N.V. was approved on December 3, 2015 at the extraordinary general meeting of FCA shareholders, and as the Ferrari segment was available for immediate distribution, it met the criteria to be classified as a disposal group held for distribution to owners as of December 31, 2015. As a result, the assets and liabilities of the Ferrari segment were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. In addition, the Group classified the Ferrari segment as a discontinued operation for the year ended December 31, 2015. The results of Ferrari were excluded from the Group's continuing operations, the after-tax result of Ferrari's operations were shown as a single line item within the Consolidated Income Statement for the year ended December 31, 2015 and the Consolidated Income Statement for the year ended December 31, 2014 was re-presented accordingly.

The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor N.V., which controls and consolidates FCA, will continue to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities of FCA were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA common shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

B. Business Overview
Business Summary
We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through 162 manufacturing facilities and 87 research and development centers. We have operations in more than 40 countries and sell our vehicles directly or through distributors and dealers in more than 140 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, we operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
Our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment.
The following list sets forth our six reportable segments:

(i)
NAFTA: our operations to support distribution and sale of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Jeep and Ram brands.

(ii)
LATAM: our operations to support the distribution and sale of mass-market vehicles in South and Central America primarily under the Dodge, Fiat, Jeep and Ram brands, with the largest focus of our business in Brazil and Argentina.

(iii)
APAC: our operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, Australia, South Korea and India) carried out in the region through both subsidiaries and joint ventures, primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional and Jeep brands.

(iv)
EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 28 members of the European Union and the members of the European Free Trade Association), the Middle East and Africa primarily under the Abarth, Alfa Romeo, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands.

(v)	Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.

(vi)
Components: production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems, and exhaust systems and activities in powertrain (engine and transmissions) components, engine control units, plastic molding components and in the after-market carried out under the Magneti Marelli brand name; cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads and engine blocks under the Teksid brand name; and design and production of industrial automation systems and related products for the automotive industry under the Comau brand name.

We also hold interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities,” which primarily consists of companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Group as well as for CNH Industrial N.V. (“CNHI”) and manage central treasury activities.

In 2016, we shipped 4.5 million vehicles, had Net revenues of €111.0 billion and Net profit of €1.8 billion. At December 31, 2016, we had available liquidity of €23.8 billion (including €6.2 billion available under undrawn committed credit lines) and we had Net industrial debt of €4.6 billion (See Item 5. Operating and Financial Review—Non-GAAP Financial Measures—Net Debt).
Industry Overview
Vehicle Segments and Descriptions
We manufacture and sell passenger cars, light trucks and light commercial vehicles covering all market segments.
Passenger cars can be divided among seven main groups, whose definition could slightly vary by region. Mini cars, known as “A segment” vehicles in Europe and often referred to as “city cars,” are between 2.7 and 3.7 meters in length and include three- and five-door hatchbacks. Small cars, known as “B segment” vehicles in Europe and “sub-compacts” in the U.S., range in length from 3.7 meters to 4.4 meters and include three- and five-door hatchbacks and sedans. Compact cars, known as “C segment” vehicles in Europe, range in length from 4.3 meters to 4.7 meters, typically have a sedan body and mostly include three- and five-door hatchback cars. Mid-size cars, known as “D segment” vehicles in Europe, range between 4.7 meters to 4.9 meters, typically have a sedan body or are station wagons. Full-size cars range in length from 4.9 meters to 5.1 meters and are typically sedan cars or, in Europe, station wagons. Minivans, also known as multi-purpose vehicles (“MPVs”) typically have seating for up to eight passengers. Utility vehicles include SUVs, which are available with four-wheel drive systems that provide true off-road capabilities, and crossover utility vehicles, (“CUVs”), which are not designed for heavy off-road use.
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
Most automotive OEMs produce vehicles for the mass-market and some of them also produce vehicles for the luxury market. Vehicles in the mass-market are typically intended to appeal to the largest number of consumers possible. Intense competition among manufacturers of mass-market vehicles, particularly for non-premium brands, tends to compress margins, requiring significant volumes to be profitable. As a result, success is measured in part by vehicle unit sales relative to other automotive OEMs. Luxury vehicles on the other hand are designed to appeal to consumers with higher levels of disposable income, and can therefore more easily achieve much higher margins. This allows luxury vehicle OEMs to produce lower volumes, enhancing brand appeal and exclusivity, while maintaining profitability.
In 2016, 92 million automobiles were sold around the world. Although China is the largest single automotive sales market with approximately 22 million passenger cars sold, the majority of automobile sales are still in the developed markets, including North America, Western Europe and Japan. Growth in other emerging markets has also played an increasingly important part in global automotive demand in recent years.

The automotive industry is highly competitive, especially in our key markets, such as the U.S., Brazil, China and Europe. Vehicle manufacturers must continuously improve vehicle design, performance and content to meet consumer demands for quality, reliability, safety, fuel efficiency, comfort, driving experience and style. Historically, manufacturers relied heavily upon dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized or subvented financing or leasing programs to compete for vehicle sales. Since 2009, manufacturers generally have worked to maintain a reduced reliance on pricing-related incentives as competitive tools especially in the North American market, however, pricing pressure under different forms is now affecting sales in most key markets. An OEM’s ability to increase or maintain vehicle prices and reduce reliance on incentives is limited by the competitive pressures resulting from the variety of available competitive vehicles in each segment of the new vehicle market as well as continued global manufacturing overcapacity in the automotive industry. At the same time, OEMs generally cannot effectively lower prices as a means to increase vehicle sales without adversely affecting profitability, since the ability to reduce costs is limited by commodity market prices, contract terms with suppliers, evolving regulatory requirements and collective bargaining agreements and other factors that limit the ability to reduce labor expenses. Due to the capital intensive nature of our industry, we expect there will be greater levels of cooperation among automakers in the future.
OEMs generally sell vehicles to dealers and distributors, which then resell vehicles to retail and fleet consumers. Retail customers purchase vehicles directly from dealers, while fleet customers purchase vehicles from dealers or directly from OEMs. Fleet sales comprise three primary channels: (i) daily rental, (ii) commercial and (iii) government. Vehicle sales in the daily rental and government channels are extremely competitive and often require significant discounts. Fleet sales are an important source of revenue and can also be an effective means for marketing vehicles. Fleet orders can also help normalize plant production as they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. Fleet sales are also a source of after-market service parts revenue for OEMs and service revenue for dealers.
Environmental and Other Regulatory Matters
We manufacture and sell our products and offer our services around the world, subject to requirements applicable to our products that relate to vehicle emissions, fuel economy, and on-board diagnostics, as well as those applicable to our manufacturing facilities that relate to stack emissions, treatment of waste, water, and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and the engines that power them must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate end-of-life vehicles and the chemical content of our parts). In addition, vehicle safety regulations are becoming increasingly strict.
We believe we are substantially in compliance with the relevant global regulatory requirements affecting our facilities and products taken as a whole, although we may from time to time fail to meet a particular regulatory requirement. For example, in 2015, FCA US entered into a consent order with NHTSA to resolve issues raised by NHTSA with respect to FCA US's execution of recall campaigns in which FCA US agreed to pay a cash fine to NHTSA and invest to enhance certain recall and service campaign completion rates. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance. Compliance with these requirements involves significant costs and risks. See “Item 3D. Risk Factors-Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations.”
Automotive Tailpipe Emissions
Numerous laws and regulations limit automotive emissions, including vehicle exhaust emission standards, vehicle evaporative emission standards and onboard diagnostic (or “OBD”) system requirements. Advanced OBD systems are used to identify and diagnose problems with emission control systems. Emission and OBD requirements become more challenging each year, requiring vehicles to monitor more components and aspects of our powertrain performance based on requirements setting lower emission standards. We expect these emissions and emissions certification requirements will continue to become even more rigorous worldwide.

NAFTA Region
Under the U.S. Clean Air Act, EPA and CARB (by EPA waiver) require emission compliance certification before a vehicle can be sold in the U.S. or in California (and many other states that have adopted the California emissions requirements). Both agencies impose limits on tailpipe and evaporative emissions of certain smog-forming pollutants from new motor vehicles and engines, and in some cases dictate the pollution control methodology our engines must employ.

In 2014, EPA issued new tailpipe and evaporative emission standards, as well as fuel requirements, under its Tier 3 Vehicle Emission and Fuel Standards Program (or “Tier 3 standards”). These Tier 3 standards are generally more stringent than the prior Tier 2 standards, and thus make it more onerous to obtain emissions certifications for our vehicles. The Tier 3 standards are also generally aligned with California’s Low Emission Vehicle (or “LEV”) III tailpipe and evaporative standards, discussed below. These standards increase the requirements to conduct post-production vehicle testing to demonstrate compliance with these emissions limits for the estimated useful life of a vehicle, now for up to 15 years and 150,000 miles, depending on the compliance category, and are scheduled to become effective in model year 2017 for light-duty vehicles and 2018 for heavy-duty vehicles.
In addition, EPA and CARB regulations require that a vehicle’s emissions performance be monitored with OBD systems. We have implemented hardware and software systems in all our vehicles to comply with the OBD monitoring requirements. Conditions identified through OBD systems could lead to vehicle recalls (or other remedial actions such as extended warranties) with significant costs for related inspections, repairs or per-vehicle penalties.
California sets its own emissions standards pursuant to a waiver under the Clean Air Act. CARB’s LEV III standards relate to vehicle certification, OBD and tailpipe and evaporative emissions limitations, and apply to 2015 and later model year vehicles. CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California must be zero emission vehicles (“ZEVs”), such as electric vehicles or hydrogen fuel cell vehicles. A manufacturer can earn credits toward the requirement for ZEVs through the sale of advanced-technology vehicles such as hybrid electric vehicles or natural gas vehicles with extremely low tailpipe emissions and, as set forth in the LEV III standards, over-complying with the federal model year 2017 through 2025 greenhouse gas standards, retiring such credits and applying them to its obligation for ZEVs. The regulations for ZEVs, which CARB revised most recently to commence in the 2018 and subsequent model years, require increasing volumes of ZEVs with each model year. We currently comply with the requirements for ZEVs using a variety of vehicles, including battery electric vehicles, or full ZEVs, internal combustion engine vehicles certified to very low tailpipe emissions and zero evaporative emissions, or partial ZEVs. Our compliance with ZEV requirements is also supported by the purchase of ZEV credits from other OEMs.
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
APAC Region
China 4 standards, which mirror Euro 4 standards, are currently in place in China. These standards define limits for polluting emissions and implemented European OBD requirements nationwide for newly registered vehicles. However, some major cities, such as Beijing and Shanghai, have already enforced more stringent China 5 emissions standards that mirror the Euro 5 standards discussed under -EMEA Region below. The Fiat Viaggio, Fiat Ottimo, Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass launched in China have been developed to meet China 5 standards. Since April 1, 2016, China 5 standards have been enforced in 11 coastal provinces and municipal cities. Nationwide implementation of China 5 standards will be required for gasoline engines beginning in 2017 and for light duty diesel engines beginning in 2018. China 6 standards were released on December 23, 2016. Ministry of Environmental Protection (MEP) changed the automotive emission type approval to a new policy which requires requested emission specific vehicle information to be disclosed to the general public. Emission audit, recall and other penalties have been added to the new policy, which went into effect on January 1, 2017.
South Korea has adopted regulations that largely mirror CARB’s LEV II exhaust emissions standards and implemented regulations that are similar to CARB’s LEV III regulations beginning January 1, 2016. In Japan, vehicle emissions are regulated through the requirement that vehicles undergo the “specific driving cycle” procedure, which is an emissions testing procedure unique to Japan. However, Japan adopted the Worldwide Harmonized Light Vehicle Testing

Procedures beginning October 1, 2016. These regulations define a global harmonized standard for determining the levels of pollutants and CO2 emissions, fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids. India currently follows dual emission norms (Bharat Stage IV in select cities and Bharat Stage III in the rest of India). India plans to adopt Bharat Stage IV emission norms (equivalent to Euro 4 standards) across India beginning April 1, 2017. The Indian government recently announced that India will migrate to Bharat Stage VI emission norms in 2020, skipping Euro 5 equivalent norms.
EMEA Region
In Europe, emissions are regulated by two different entities: the European Commission (or “EC”) and the United Nations Economic Commission for Europe (or “UNECE”). The EC imposes standardized emission control requirements on vehicles sold in all 28 European Union (or “EU”) member states, while non-EU countries apply regulations under the UNECE framework. EU Member States can give tax incentives for the purchase of vehicles that meet emission standards earlier than the compliance date. Our vehicles must meet emission requirements and receive approval from an appropriate Member State authority before our vehicles can be sold in EU Member States. The regulatory requirements include random testing of newly assembled vehicles and a manufacturer in-use surveillance program. EU and UNECE requirements are equivalent in terms of stringency and implementation.
In 2011, updated standards for exhaust emission by cars and light-duty trucks, called Euro 5, became effective. Impending European emission standards focus particularly on further reducing emissions from diesel vehicles. The new Euro 6 emission levels, effective for all passenger cars on September 1, 2015 (September 1, 2016 for light commercial vehicles), require additional technologies and further increase the cost of diesel engines, which currently cost more than gasoline engines, although FCA US's gasoline models are already compliant with Euro 6. These new technologies have put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EC and are expected to be implemented on September 1, 2017. In addition, a new test procedure has been defined to directly assess the regulated emissions of light duty vehicles under real driving conditions and will be effective for new passenger cars on September 1, 2017 and for all passenger cars on September 1, 2019 (September 1, 2020 for light commercial vehicles). For a discussion of inquiries into our compliance with certain regulations in the European Union, see Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report.

Automotive Fuel Economy and Greenhouse Gas Emissions
NAFTA Region
Since the enactment of the 1975 Energy Policy and Conservation Act (or “EPCA”), the National Highway Traffic Safety Administration (or “NHTSA”) has enforced minimum Corporate Average Fuel Economy requirements (or “CAFE standards”) for fleets of new passenger cars and light-duty trucks sold in the U.S. The 2007 Energy Independence and Security Act revised EPCA and required NHTSA to establish more stringent CAFE standards beginning with the 2011 model year. These CAFE standards, under a CAFE and greenhouse gas rule that EPA and NHTSA jointly promulgated, apply to all manufacturers’ 2011-2025 model year domestic and imported passenger car and light-duty truck fleets.

Since the enactment of the Clean Air Act in 1965, EPA has enforced a variety of smog-forming tailpipe and evaporative emissions and fuels requirements for light, medium and heavy-duty vehicles; greenhouse gases (or “GHGs”) were not regulated. In 2007, however, the U.S. Supreme Court held that GHGs are a “pollutant” under the Clean Air Act.

Because fuel economy performance dictates GHG emissions (and vice-versa) and a vehicle's GHG emissions depend in large part on its size, in 2009 NHTSA and EPA began promulgating “footprint-based” CAFE and GHG rules, meaning that each automaker’s fleet fuel economy and GHG emissions requirements are dependent on the size of the vehicle, and dependent on the sales volumes and the mix of models in the manufacturer’s fleet for that model year. EPA and NHTSA have issued two joint final rules governing GHG and fuel economy, respectively, for light-duty vehicles, covering model years 2012 through 2025 (although California adopted its own more stringent GHG rules, CARB agreed that compliance with the federal GHG rules constitutes compliance with CARB’s rules). In addition, specific provisions of the GHG rule contain a variety of compliance flexibilities, including the ability to purchase and sell GHG emissions credits amongst automakers, incentives for sales of electric vehicles and hybrids, as well as alternative fuels like compressed natural gas or hydrogen fuel cell vehicles, and the use of the ultra-low global warming potential refrigerant HFO1234yf. The CAFE rule continues to require that passenger cars imported into the U.S. are averaged separately from those manufactured in the U.S., that light duty trucks are not subject to that distinction, and that a civil fine can be paid in lieu of compliance (this is not the case under the GHG rule), and allows the purchase and sale of CAFE credits as a compliance flexibility.

The rules provide for year-over-year increases in fuel economy, and corresponding decreases in GHG emissions, until each automaker’s average fleet-wide fuel economy performance reaches 54.5 mpg by 2025. The rules also call for a “mid-term review,” commencing in 2017 and to be completed by mid-2018, that compels EPA and NHTSA to evaluate the market acceptance of advance vehicle technology as well as the other assumptions that formed the basis for the stringency of the joint rules, to determine whether the 2022-2025 standards are appropriate. In July 2016, EPA issued a Technical Assessment Report specific to the mid-term review which sets forth EPA’s opinions and positions regarding the factual and technical bases on which EPA and NHTSA will rely in evaluating the 2022-2025 model year GHG and fuel economy standards. On November 30, 2016, EPA announced a proposed determination that the 2022-2025 GHG standards pursuant to the GHG rule will remain unchanged (NHTSA did not make a corresponding determination with respect to the fuel economy standards). On January 12, 2017, EPA issued a final determination confirming its proposed determination.

Additionally, EPA and NHTSA issued joint final rules in September 2011 that establish a similar GHG and fuel economy national program for medium and heavy-duty vehicles, beginning with model year 2014 for GHG standards and model year 2016 for fuel economy standards, and continuing through the 2018 model year. In August 2016, EPA and NHTSA finalized their “phase 2” of heavy-duty GHG and fuel economy rules. The rules cover model years 2021 through 2027, which dictate that the 2018 phase 1 standards remain in place for model years 2019-2020.

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
APAC Region
In China, Phase IV of the Corporate Average Fuel Consumption (or “CAFC”) is currently in place and provides an industry target of 5.0 liters per 100 kilometers by 2020. Each OEM should meet a specific fleet average fuel consumption target as related to vehicle weight. The phase in of this fleet-average requirement began in 2016, with full compliance required by 2020. Regulators are considering additional provisions for Phase IV, including NEV Credit Quota and credit trading. India is also expected to enforce CAFC Phase I from April 2017 until 2022.
South Korea has implemented a new phase of CAFE/CO2 standards beginning January 1, 2016 and the South Korea industry targets for 2020 are 97g CO2 per kilometer and 24.3 kilometers per liter. In Japan, the law for Rational Use of Energy requires auto manufacturers to achieve the 2015 fuel economy standard for each vehicle weight class (2020 fuel economy standard will be a corporate average). In Australia, although there is no mandatory GHG requirement, the government is in the midst of a CO2 standard revision which is expected to result in a CO2 target for light vehicles.

EMEA Region
Legislation governing vehicle GHG emissions as a means of improving automotive fuel economy was passed in 2009 and went into effect in 2012 (generally GHG regulations focus on CO2). Each automobile manufacturer must meet a specific sales-weighted fleet average target for CO2 emissions as related to vehicle weight. The phase in of this fleet-average requirement began in 2012, with full compliance required in 2015. In order to promote the sale of ultra-efficient vehicles, automobile manufacturers that sell vehicles emitting less than 50 grams of CO2 per kilometer earn additional CO2 credits. Furthermore, automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-world fuel economy but may not show in the test cycle, such as solar panels or low-emissivity glass, may gain an average credit for the manufacturer's fleet of up to seven grams of CO2 per kilometer. These credits may not be transferred. The legislation also sets a fleet average target of 95 grams of CO2 per kilometer starting in 2020.
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
A new regulatory test procedure for measuring CO2 emissions and fuel consumption from light duty vehicles, the Worldwide Harmonized Light Vehicles Test Procedure (or “WLTP”) will be effective in the EU starting from September 1, 2017 for new passenger car types, from September 1, 2018 for all passenger cars and from September 1, 2019 for light commercial vehicles, replacing the existing New European Driving Cycle (or “NEDC”) test cycle. The WLTP is expected to provide CO2 emission and fuel consumption values that are more representative of real driving conditions. The CO2 targets will be replaced from 2021 with values that represent a stringency comparable to that specified for the NEDC based targets. The WLTP is also expected to be used for measuring the polluting emission levels.

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
In the EMEA region, other countries, such as Switzerland and Saudi Arabia, have introduced specific regulations to reduce vehicle CO2 emissions or fuel consumption.

Vehicle Safety
NAFTA Region
Under U.S. federal law, all vehicles sold in the U.S. must comply with Federal Motor Vehicle Safety Standards (or “FMVSS”) promulgated by NHTSA, and must be certified by their manufacturer as being in compliance with all such standards at the time of the first purchase of the vehicle other than for resale. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify NHTSA and vehicle owners and provide a remedy. Moreover, the TREAD Act authorized NHTSA to promulgate regulations requiring Early Warning Reporting (or “EWR”). EWR requires manufacturers to provide NHTSA several categories of information, including all claims which involve one or more fatalities or injuries; all incidents of which the manufacturer receives actual notice which involve fatalities or injuries which are alleged or proven to have been caused by a possible defect in such manufacturer’s motor vehicle or motor vehicle equipment in the U.S.; and all claims involving one or more fatality or in a foreign country when the possible defect is in a motor vehicle or motor vehicle equipment that is identical or substantially similar to a motor vehicle or motor vehicle equipment offered for sale in the U.S., as well as aggregate data on property damage claims from alleged defects in a motor vehicle or in motor vehicle equipment; warranty claims (including good will); consumer complaints and field reports about alleged or possible defects. The rules also require reporting of customer satisfaction campaigns, consumer advisories, recalls, or other activity involving the repair or replacement of motor vehicles or items of motor vehicle equipment, even if not safety related.
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
Several new or amended FMVSSs have recently taken effect or will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. In addition, NHTSA has adopted a new FMVSS that will require all light vehicles to be equipped with a rear-mounted video camera and an in-vehicle visual display, and has proposed to mandate the installation of event data recorders. NHTSA has also secured a voluntary commitment from manufacturers, including FCA, to equip future vehicles with Automatic Electronic Braking systems. Compliance with these new requirements and commitments, as well as other possible prospective NHTSA requirements, is likely to be difficult and/or costly.
NHTSA has published guidelines for driver distraction and for the testing and deployment of automated driving systems, and, although not rising to the level of a FMVSS, there may be substantial costs associated with conformance.
At times, organizations like NHTSA or the U.S. Insurance Institute of Highway Safety (or “IIHS”) issue or reissue safety ratings applicable to vehicles. Changes to these ratings are subject to the agencies’ discretion. The IIHS recently introduced new tests and modified its “Top Safety Pick” protocol. Pursuant to the new protocol, many of our vehicles’ existing Top Safety Pick ratings are at risk, and we could incur significant expense to maintain those ratings, or could suffer negative public relations if we do not maintain them.
NHTSA previously announced that it would issue regulations regarding its Connected Vehicles strategy in 2013. On December 13, 2016, NHTSA issued a Notice of Proposed Rulemaking (“NPRM”) designed to enable vehicle-to-vehicle (V2V) communication technology.  The NPRM proposes to establish a new FMVSS, No. 150, to mandate V2V communications for new light vehicles and to standardize the message and format of V2V transmissions. These regulations could subject the Group to substantial costs for vehicle integration components and software and may require auto manufacturers to provide significant funding for a national technology operating system.

Furthermore, NHTSA has recently issued guidelines for addressing cybersecurity issues in the design and manufacture of new motor vehicles that will place additional legal and financial responsibilities on the Group.

In Mexico, a new safety regulation based on U.S. standards is expected to take effect in 2017 which will, among other things, include a deadline to provide the federal consumers agency of the launching date and a detailed description of every safety campaign related to vehicles sold in Mexico.

LATAM Region
Most countries, including Argentina and Brazil, have adopted standards that follow the European regulations for vehicle safety. In these countries, efforts are under way to further conform regulations to those in place in Europe. See —EMEA Region below. In addition, there are some efforts in Argentina to adopt some U.S. vehicle safety regulations.
APAC Region
Many countries in the Asia Pacific region, including China, South Korea, Japan and India, have adopted or are adopting measures for pedestrian protection and vehicle safety regulations. For example, China published the Regulation for Administration of Recall of Defective Vehicles effective as of January 1, 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective as of January 1, 2016. Such new legislations have further strengthened the requirements of vehicle manufacturers in China. In South Korea, amendments to major provisions relating to vehicle recall procedures have been proposed that may considerably increase the liabilities and penalties of vehicle manufacturers.
EMEA Region
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or, in very limited cases and aspects, by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations (or “UN”) standards. The incorporation of UN standards commenced in 2012. With respect to regulations on advanced safety systems, the EC now requires new model cars from 2011 onward to have electronic stability control systems, required tire pressure monitoring systems beginning in 2012, introduced regulations relating to low-rolling resistance tires in 2013 and require heavy vehicles to have advanced emergency braking systems and lane departure warning systems. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category. The extension also clarifies the criteria applicable to small commercial vehicles. In the EU, new safety requirements came into force starting in November 2012 for new vehicle types and came into force in 2014 for all new vehicles sold in the EU market. The new mandatory measures include safety belt reminders, electric car safety requirements and easier child seat anchorages. In addition, starting from 2018, in-vehicle emergency call systems will be mandatory in the EU markets. In Russia, a similar in-vehicle emergency call system became mandatory in January 2015.
Industrial Environmental Control
Our operations are subject to a wide range of environmental protection laws including those laws regulating air emissions, water discharges, waste management and environmental clean-up. Certain environmental statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal, or ownership of a disposal site. Under certain circumstances, these laws impose joint and several liability as well as liability for related damages to natural resources. Our Environmental Management System (or “EMS”) formalizes our commitment to responsible management of the environment. Applied at all plants operating worldwide, the EMS consists of methodologies and processes designed to prevent or reduce the environmental impact of our manufacturing activities.
Implementing the EMS which is compliant with the requirements of the ISO 14001 standard is one of our main objectives. Receipt of an ISO 14001 certification confirms that an organization has a management system capable of keeping the environmental impact of its operations under control and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable.
Our attention to environmental and sustainability issues is also reflected through our internal World Class Manufacturing (“WCM”) system, which currently covers the majority of our plants.

Workplace Health and Safety
FCA aims to provide all employees with a safe, healthy and productive work environment at every site worldwide and in every area of activity.
The Group’s health and safety approach focuses on the following key areas:

•	application of uniform procedures for identification and evaluation of risks

•	adherence to leading safety and ergonomics standards for plant and machinery design

•	promotion of safe behavior through training initiatives and awareness campaigns

•	provision of a healthy work environment and promotion of a healthy lifestyle.
The goal of achieving zero accidents is formalized in FCA guidelines that set the standards for business practices in each area of activity, as well as through global adoption of an Occupational Health and Safety Management System (“OHSMS”) certified to the OHSAS 18001 standard.
At December 31, 2016, a total of 141 plants, accounting for about 180,000 employees, had an OHSMS in place that was OHSAS 18001 certified.
Effective safety management is also supported by the application of WCM tools and methodologies, active involvement of employees, development of specific competencies and targeted investment.
Financial Services
Because dealers and retail customers finance the purchase of a significant percentage of the vehicles sold worldwide, the availability and cost of financing is one of the most significant factors affecting vehicle sales volumes. Most dealers use wholesale or inventory financing arrangements to purchase vehicles from OEMs in order to maintain necessary vehicle inventory levels. Financial services companies may also provide working capital and real estate loans to facilitate investment in expansion or restructuring of the dealers’ premises. Financing may take various forms based on the nature of creditor protection provided under local law, but financial institutions tend to focus on minimizing credit risk on any financing originated in conjunction with a vehicle sale. Financing to retail customers takes a number of forms, including simple installment loans and finance leases. While direct online applications to financial services companies for these financial products are increasing in popularity, these financial products are usually distributed directly by the dealer. OEMs often use retail financing as a promotional tool, including through campaigns offering below market rate financing known as subvention programs. In such situations, an OEM typically compensates the financial services company up front for the difference between the financial return expected under standard market rates and the rates offered to the customer within the promotional campaign.
Many automakers rely on wholly owned or controlled finance companies to provide this financing. In other situations, OEMs have relied on joint ventures or commercial relationships with banks and other financial institutions in order to provide access to financing for dealers and retail customers. The model adopted by any particular OEM in a particular market depends upon, among other factors, its sales volumes and the availability of stable and cost-effective funding sources in that market, skilled resources and organization, as well as regulatory requirements.
Financial services companies controlled by OEMs typically receive funding from the OEM’s central treasury or from industrial and commercial operations of the OEM that have excess liquidity, however, they also access other forms of funding available from the banking system and capital markets in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. Financial services companies controlled by OEMs compete primarily with banks, independent financial services companies and other financial institutions that offer financing to dealers and retail customers. The long-term profitability of finance companies also depends on the cyclical nature of the industry, interest rate volatility, and the ability to access funding on competitive terms and to manage risks with particular reference to credit risks. OEMs within their global strategy aimed to expand their business, may provide access to financial services to their dealers and retail customers for the financing of parts and accessories, as well as pre-paid service contracts.

Applicability of Banking Law and Regulation to Financial Services
Several of our captive finance companies, each of which provides financial services to our customers, are regulated as financial institutions in the jurisdictions in which they operate. FCA Bank S.p.A., incorporated in Italy, is subject to European Central Bank supervision. Banco Fidis S.A., incorporated in Brazil, is subject to Brazilian Central Bank supervision. FCA Compañia Financiera S.A., incorporated in Argentina, is subject to Argentinian Central Bank supervision. FCA Automotive Finance Co., Ltd, incorporated in China, is subject to the supervision of the Chinese Banking Regulatory Commission and People’s Bank of China. As a result, those companies are subject to regulation in a wide range of areas including solvency, capital requirements, reporting, customer protection and account administration, among other matters.
Mass-Market Vehicles
Mass-Market Vehicle Brands
We design, engineer, develop, manufacture, distribute and sell vehicles and service parts under 9 mass-market vehicle brands, service parts and accessories under the Mopar brand name, as well as the SRT performance vehicle designation. We believe that we can continue to improve demand for our vehicles by building the value of our mass-market vehicle brands in particular by ensuring that each of our brands has a clear identity and market focus. Our mass-market vehicle brands are:

•	Abarth: Abarth, named after the company founded by Carlo Abarth in 1949, specializes in performance modification for on-road sports cars.

•
Alfa Romeo: Alfa Romeo, founded in 1910, and part of the Group since 1986, is known for a long, sporting tradition and Italian design. With the launch of all-new models, Alfa Romeo is seeking to reestablish itself as a premium car brand, appealing to drivers seeking high-level performance and handling combined with captivating and distinctive appearance.

•
Chrysler: Chrysler, named after the company founded by Walter P. Chrysler in 1925, aims to create vehicles with distinctive design, craftsmanship, intuitive innovation and technology standing as a leader in design, engineering and value.

•
Dodge: With a traditional focus on “muscle car” performance vehicles, the Dodge brand, which began production in 1914, offers a full line of vehicles providing an excellent value for consumers looking for high performance, dependability and functionality in everyday driving situations.

•
Fiat: Fiat brand cars have been produced since 1899 and are currently primarily focused on the mini, small and medium vehicle segments. The brand aims to make cars that are flexible, easy to drive, affordable and energy efficient.

•	Fiat Professional: Fiat Professional, launched in 2007 to replace the “Fiat Veicoli Commerciali” brand, offers light commercial vehicles and MPVs.

•
Jeep: Jeep, founded in 1941, is a globally recognized brand focused exclusively on the SUV and off-road vehicles market. Jeep set an all-time brand record in 2016 with over 1.4 million worldwide shipments (including shipments from our joint ventures).

•	Lancia: Lancia, founded in 1906, and part of the Group since 1969, covers the spectrum of small segment cars and is targeted towards the Italian market.

•	Ram: Ram, established as a standalone brand separate from Dodge in 2009, offers a line of full-size trucks, including light and heavy-duty pickup trucks, as well as light commercial vehicles.
In addition, the Mopar brand provides a full line of service parts and accessories for our mass-market vehicles worldwide. As of December 31, 2016, we had 52 parts distribution centers throughout the world to support our customer care efforts in each of our regions. Our Mopar brand accessories allow our customers to customize their vehicles by including after-market sales of products from side steps and lift-kits, to graphics packages, such as racing stripes, and custom leather interiors. Further, through the Mopar brand, we offer vehicle service contracts to our retail customers worldwide under the “Mopar Vehicle Protection” brand, with the majority of our service contract sales in 2016 in the U.S. and Europe. Finally, our Mopar customer care initiatives support our vehicle distribution and sales efforts in each of our mass-market vehicle segments through 26 call centers located around the world.

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
We sell mass-market vehicles in all segments of the passenger car and truck markets. Our passenger car product portfolio includes vehicles such as the Fiat 500 (which has sold more than 1.9 million units globally since its launch in 2007), Alfa Romeo Giulia, Dodge Charger and minivans such as the Chrysler Pacifica. Our light commercial vehicles include vans such as the Fiat Professional Doblò, Fiat Professional Ducato and Ram ProMaster, and light and heavy-duty pickup trucks such as the Ram 1500 and 2500/3500. We also sell SUVs and CUVs in a number of vehicle segments, such as the Jeep Grand Cherokee, Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass.
We also make use of common technology and parts in our vehicles. For example, we have produced over seven million Pentastar V-6 engines since 2010, for use in the Jeep Grand Cherokee, the Ram 1500 and 12 other vehicles. Because we designed this engine with flexible architecture, we can use it in a range of models, potentially with a variety of advanced technologies, such as direct injection or turbocharging.
Our efforts to respond to customer demand have led to a number of important initiatives, including localized production of Jeep vehicles in China and in Brazil to be sold in those countries, which leverages the Jeep brand’s name recognition in those markets.
Throughout our manufacturing operations, we have deployed WCM principles. WCM principles were developed by the WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. We are the only OEM that is a member of the WCM Association. WCM fosters a manufacturing culture that targets improved safety, quality and efficiency, as well as the elimination of all types of waste. Unlike some other advanced manufacturing programs, WCM is designed to prioritize issues, focus on those initiatives believed likely to yield the most significant savings and improvements, and direct resources to those initiatives. Concurrently with our January 2014 acquisition of the remaining 41.5 percent of FCA US owned by the VEBA Trust, FCA US entered into a memorandum of understanding to supplement the existing collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”), and provide for a specific commitment to support the implementation of our WCM principles throughout FCA US's manufacturing facilities, to facilitate benchmarking across all of our manufacturing plants and actively assist in the achievement of FCA US's long-term business plan. We also offer several types of WCM programs to our suppliers whereby they can learn and incorporate WCM principles into their own operations.
Vehicle Sales Overview
Our new vehicle sales represent sales of vehicles primarily through dealers and distributors, or in some cases, directly by us, to retail customers and fleet customers. Our sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by our joint ventures and third party contract manufacturers. Our sales figures exclude sales of vehicles that we contract manufacture for other OEMs. While our vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to our Net revenues, Cost of revenues or other measures of financial performance, as such results are primarily driven by our vehicle shipments to dealers and distributors. For a discussion of our shipments, see Item 5A. Operating Results—Shipment Information. The following table shows our new vehicle sales by geographic market for the periods presented.

	Years ended December 31
	2016	2015	2014
	(millions of units)
NAFTA	2.6	2.6	2.5
LATAM	0.5	0.6	0.8
APAC	0.2	0.2	0.3
EMEA	1.4	1.3	1.2
Total Mass-Market Vehicle Brands	4.7	4.7	4.8
Maserati	0.04	0.04	0.04
Total Worldwide	4.7	4.7	4.8
NAFTA
NAFTA Sales and Competition
The following table presents our mass-market vehicle sales and estimated market share in the NAFTA segment for the periods presented:

	Years ended December 31
	2016(1),(2)		2015(1),(2),(3)		2014(1),(2),(3)
NAFTA	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,244	12.6%	2,253	12.6%	2,106	12.5%
Canada	279	14.2%	291	15.1%	289	15.3%
Mexico and Other	88	5.3%	87	6.3%	77	6.6%
Total	2,611	12.2%	2,631	12.4%	2,472	12.4%
________________________________
(1) Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.
(3) Sales information has been restated to be consistent with reporting methodology disclosed in the FCA US press release issued July 26, 2016.

The following table presents estimated new vehicle market share information for us and our principal competitors in the U.S., our largest market in the NAFTA segment:

	Years ended December 31
U.S.	2016	2015	2014
Automaker	Percentage of industry
GM	17.0%	17.3%	17.4%
Ford	14.6%	14.7%	14.7%
Toyota	13.7%	14.0%	14.1%
FCA	12.6%	12.6%	12.4%
Honda	9.2%	8.9%	9.2%
Nissan	8.8%	8.3%	8.2%
Hyundai/Kia	8.0%	7.8%	7.8%
Other	16.1%	16.4%	16.2%
Total	100.0%	100.0%	100.0%
After a sharp decline from 2007 to 2010, the U.S. automotive market sales steadily improved through 2015 and have remained stable in 2016. U.S. industry sales, including medium and heavy-duty vehicles, increased from 10.6 million units in 2009 to 17.9 million units in 2016. The strong recovery in automotive sector in 2015 was supported by robust macroeconomic and automotive specific factors, such as growth in per capita disposable income, improved consumer confidence, the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles. While these contributing factors remain relatively strong, some of them have begun to moderate in 2016, which has resulted in a plateauing of auto sales, albeit at high levels on a historic basis.
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
During 2016, production began for the all-new Chrysler Pacifica Hybrid, which represented the industry’s first electrified minivan and in December 2016, Google's Self-Driving Car Project, Waymo, and FCA announced the completion of the production of 100 Chrysler Pacifica Hybrid minivans, which were uniquely built to enable fully self-driving operation. The all-new Alfa Romeo Giulia was launched in NAFTA, with sales starting in December 2016. In addition, the all-new Alfa Romeo Stelvio, which is the first ever Alfa Romeo SUV, was revealed at the Los Angeles Auto Show in November 2016.
In connection with the NAFTA capacity realignment plan, production of the Dodge Dart and Chrysler 200 was discontinued in 2016 to allow realignment of the capacity to our manufacturing of utility vehicles and trucks.
NAFTA Distribution
In the NAFTA segment, our vehicles are sold primarily to dealers in our dealer network for sale to retail consumers and fleet customers. The following table sets forth the number of independent entities in our dealer and distributor network in the NAFTA segment. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have a relationship with a general distributor, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
NAFTA	3,273	3,261	3,251

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
NAFTA Segment Mass-Market Dealer and Customer Financing
In the NAFTA segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, including Santander Consumer USA Inc. (or “SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, we entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name.
The SCUSA Agreement has a ten year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs, provided SCUSA maintains certain performance standards as set out in the SCUSA Agreement. SCUSA’s exclusivity rights are subject to SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates.
The SCUSA Agreement replaced an auto finance relationship with Ally Financial Inc. (or “Ally”), which was terminated in 2013. As of December 31, 2016, Ally was providing wholesale lines of credit to approximately 36 percent of our dealers in the U.S. For the year ended December 31, 2016, we estimate that approximately 85 percent of the vehicles purchased by our U.S. retail customers were financed or leased of which approximately 45 percent were financed or leased through Ally and SCUSA. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada.
In December 2015, FCA Mexico entered into a ten year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of wholesale and retail financial services to our dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the agreement is limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.

LATAM
LATAM Sales and Competition
The following table presents our mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	Years ended December 31
	2016(1)		2015(1)		2014(1)
LATAM	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Brazil	365	18.4%	483	19.5%	706	21.2%
Argentina	79	11.6%	74	11.9%	88	13.4%
Other LATAM	29	2.9%	27	2.7%	37	3.0%
Total	473	12.9%	584	14.2%	830	16.0%

______________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	Years ended December 31
	2016(1)	2015(1)	2014(1)
Automaker	Percentage of industry
FCA	18.4%	19.5%	21.2%
GM	17.4%	15.6%	17.4%
Volkswagen (*)	12.1%	15.2%	17.7%
Ford	9.1%	10.2%	9.2%
Other	43.0%	39.5%	34.5%
Total	100.0%	100.0%	100.0%
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
(*) Including Audi.
The automotive industry within which the LATAM segment operates decreased 11 percent from 2015, to 3.7 million vehicles (cars and light commercial vehicles) in 2016, which was primarily driven by a 20 percent decrease in Brazil's industry vehicle sales reflecting continued macroeconomic weakness that was partially offset by an increase of 9 percent in Argentina's industry vehicle sales.
Although Group sales in LATAM decreased 19 percent from 2015, the Group remained the market leader in Brazil, albeit reducing its lead over its nearest competitor to 100 basis points with market share at 18.4 percent, which decreased 110 basis points due to strong competition and pricing actions taken to protect margins. In Argentina, overall market share declined to 11.6 percent from 11.9 percent in 2015.
Our vehicle sales in the LATAM segment leverage the name recognition of Fiat and the relatively urban population of countries like Brazil to offer Fiat brand Segment A and B vehicles in our key markets in the LATAM segment. We are the leading automaker in Brazil, due in large part to Fiat's leadership in the A segment (which represents more than 25 percent of Brazilian market vehicle sales). In Brazil, Fiat also leads the small and medium pickup truck market with the Fiat Strada and all-new Fiat Toro at 55 percent and 74.3 percent of specific segment share respectively, while Jeep is continuing its momentum in the small and medium SUV segments with the Jeep Renegade consolidating segment share at 17.5 percent and with the commercial launch of the all-new Jeep Compass. The all-new Jeep Compass, which is a global compact SUV, is produced in the Pernambuco plant in Brazil.

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

	At December 31
	2016	2015	2014
LATAM	430	442	441
LATAM Dealer and Customer Financing
In the LATAM segment, we provide access to dealer and retail customer financing through both wholly owned captive finance companies and through strategic relationships with financial institutions.
We have two wholly owned captive finance companies in the LATAM segment: Banco Fidis S.A. in Brazil and Fiat Credito Compañia Financiera S.A. in Argentina. These captive finance companies offer dealer and retail customer financing. In addition, in Brazil we have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing Fiat brand vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil. This partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. This agreement applies only to our retail customers purchasing Fiat branded vehicles. In July 2015, FCA Fiat Chrysler Automoveis Brasil ("FCA Brasil") and Banco Fidis signed a ten-year partnership contract with Bradesco, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos will finance retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Banco Fidis will be in charge of the commercial management of this partnership, intermediating the relationship between FCA Brasil clients and dealers with Bradesco Financiamentos regarding the offer of financial products. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil will promote Bradesco as its official financial partner. We receive commissions for this partnership agreement and for acting as banking agent based on profitability and penetration reached by the partnership.

APAC

APAC Sales and Competition

The following table presents our vehicle sales in the APAC segment for the periods presented:

	Years ended December 31
	2016(1),(4)		2015(1),(4)		2014(1),(4)
APAC	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
China(2)	176	0.8%	139	0.8%	171	1.0%
Japan	20	0.5%	17	0.4%	18	0.4%
Australia	18	1.6%	35	3.1%	44	4.0%
India(3)	7	0.2%	9	0.3%	12	0.5%
South Korea	7	0.4%	7	0.4%	6	0.5%
APAC 5 major Markets	228	0.7%	207	0.7%	251	0.9%
Other APAC	5	—	8	—	6	—
Total	233	—	215	—	257	—
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including R.L. Polk Data, IHS Markit and National Automobile Manufacturing Associations.
(2) Sales data include vehicles sold by our joint ventures in China.
(3) India market share is based on wholesale volumes.
(4) Group sales reflect retail deliveries. APAC industry reflects aggregate for major markets where the Group competes (China, Australia, Japan, South Korea, and India). Market share is based on retail registrations except, as noted above, in India where market share is based on wholesale volumes.
The automotive industry in the APAC segment has shown strong year-over-year growth. Industry sales in the five key markets (China, India, Japan, Australia and South Korea) where we compete increased from 16.1 million in 2009 to 32.2 million in 2016, a compound annual growth rate (“CAGR”) of approximately 10 percent. Industry demand increased 11 percent with growth in China (+15 percent), India (+7 percent) and Australia (+2 percent) and South Korea flat, offsetting a 2 percent decline in Japan.
We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and we have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, the GAC FCA JV was formed for the production of Fiat brand passenger cars due to the demand for mid-size vehicles in China. In 2015, we expanded local production by the GAC FCA JV with the production of the Jeep Cherokee and in 2016, we continued the transition to local SUV production in China with the production of the Jeep Renegade (in April) and the all-new Jeep Compass (in November) at the Guangzhou plant of the GAC FCA JV. In 2016, the Jeep brand made its return to India, with the launches of the imported Jeep Wrangler and Jeep Grand Cherokee; preparation also continues for the local production of the all-new Jeep Compass planned in the Ranjangaon, India plant for sale in India and other right-hand drive countries in 2017. We also work with a joint venture partner in India to manufacture Fiat branded vehicles that we distribute through wholly owned subsidiaries. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S. and Europe through our dealers and distributors.

APAC Distribution
In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through a wholly owned subsidiary or through our joint ventures to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their networks. The following table presents the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
APAC	663	681	729
APAC Dealer and Customer Financing
In the APAC segment, we operate a wholly owned captive finance company, FCA Automotive Finance Co., Ltd, which supports, on a non-exclusive basis, our sales activities in China through dealer and retail customer financing. Cooperation agreements are also in place with third party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
EMEA
EMEA Sales and Competition
The following table presents our passenger car and light commercial vehicle sales in the EMEA segment for the periods presented:

	Years ended December 31
	2016(1),(2),(3)		2015(1),(2),(3)		2014(1),(2),(3)
EMEA Passenger Cars	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Italy	528	28.9%	446	28.3%	377	27.7%
Germany	97	2.9%	90	2.8%	84	2.8%
UK	84	3.1%	83	3.2%	80	3.2%
France	80	4.0%	71	3.7%	62	3.5%
Spain	60	5.2%	47	4.5%	36	4.3%
Other Europe	136	3.3%	127	3.3%	121	3.5%
Europe*	985	6.5%	864	6.1%	760	5.8%
Other EMEA**	113	—	124	—	126	—
Total	1,098	—	988	—	886	—
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
(3) Sale data includes vehicle sales by our joint venture in Turkey.

	Years ended December 31
	2016(1),(2),(3)		2015(1),(2),(3)		2014(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	250	11.6%	217	11.3%	197	11.5%
Other EMEA**	69	—	77	—	68	—
Total	319	—	294	—	265	—
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
The following table summarizes our new vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	Years ended December 31
Europe-Passenger Cars	2016(*)	2015(*)	2014(*)
Automaker	Percentage of industry
Volkswagen	24.1%	24.8%	25.5%
Renault	10.1%	9.6%	9.5%
PSA	9.7%	10.4%	10.7%
Ford	6.9%	7.2%	7.3%
BMW	6.8%	6.6%	6.4%
GM	6.6%	6.7%	7.1%
FCA (1)	6.6%	6.1%	5.9%
Daimler	6.2%	5.9%	5.4%
Toyota	4.3%	4.3%	4.3%
Other	18.7%	18.4%	17.9%
Total	100.0%	100.0%	100.0%

______________________________
* Including all 28 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.
(1)) Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Maserati within our Group for all periods presented; includes Ferrari within our Group for 2014 and 2015.
In 2016, the Fiat brand continued its leadership in the minicar segment with a market share of 29.4 percent in EU 28+EFTA where it steadily controls the first two positions: Panda (market share of 14.9 percent), followed by the Fiat 500 (market share of 14.5 percent). In Italy, the Fiat 500X led its segment with a market share of 20.6 percent.
The Jeep brand in EMEA continued its growth selling 128,000 units, up 9 percent over the prior year. Volumes were also higher in the light commercial vehicle segment, with industry sales up 12 percent over the prior year to about 2.2 million units. The Ducato continued its strong performance in 2016, leading its segment in Europe with a growth of 13 percent.

The all-new Fiat Tipo family, which is sold in approximately 40 countries across EMEA, completed its lineup in September 2016 with the introduction of the Fiat Tipo station wagon, which complemented the Fiat Tipo hatchback that was launched in June 2016 and the Fiat Tipo four-door compact sedan that was launched in December 2015, marking Fiat’s comeback to the medium-compact and compact sedan segments.

The commercial launch of the all-new Alfa Romeo Giulia in major European markets took place in the second quarter of 2016, marking the return of Alfa Romeo to the premium sedan segment in EMEA.

In Europe, FCA’s sales are largely weighted to passenger cars, with approximately 42 percent of our total vehicle sales in the small car segment for 2016, reflecting demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
EMEA Distribution
In Europe, our relationship with individual dealer entities can be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale. In many markets, points of sale tend to be physically small and carry limited inventory.
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
The following table summarizes the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

	At December 31
	2016	2015	2014
EMEA	2,071	2,090	2,143
EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our joint venture with Crédit Agricole Consumer Finance S.A. (or “Crédit Agricole”). FCA Bank operates in Europe including Italy, France, Germany, the U.K. and Spain. We began this joint venture in 2007, and in July 2013, we reached an agreement with Crédit Agricole to extend its term through December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of Crédit Agricole while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing to support our mass-market vehicle brands and Maserati vehicles, as well as certain other OEMs.
Fidis S.p.A., our wholly owned captive finance company, supports selected dealers in Italy, upon the OEM request by providing financing, as well as factoring services to the Group's subsidiaries when they acquire receivables originated in different regions. We also operate a joint venture providing financial services to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to financing in those markets.
Maserati
Maserati, a luxury vehicle brand founded in 1914, became part of our business in 1993. We believe that Maserati customers typically seek a combination of style, both in high quality interiors and external design, performance, sports handling and comfort that come with a top of the line luxury vehicle. In 2013, the Maserati brand was re-launched by the introduction of the next generation Quattroporte and the introduction of the all-new Ghibli (luxury four door sedans), the first addressed the flagship large sedan segment and the second was designed to address the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two door, four seat coupe, also available in a convertible version. In 2016, the all-new Maserati Levante was launched, which was the first SUV in Maserati's history and which completed the Maserati product portfolio.

The following table shows the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2016, 2015 and 2014:

	As a percentage of 2016 sales	As a percentage of 2015 sales	As a percentage of 2014 sales
U.S.	31%	37%	39%
China	30%	22%	25%
Europe Top 4 countries(1)	15%	14%	13%
Japan	3%	5%	4%
Other countries	21%	22%	19%
Total	100%	100%	100%
_____________________________
(1) Europe Top 4 Countries by sales, includes Italy, UK, Germany and Switzerland.
In 2016, a total of 40 thousand Maserati vehicles were sold to retail consumers, an increase of 27 percent compared to 2015, with increased sales in all major regions and China sales almost doubling over prior year, primarily due to the all-new Maserati Levante.
We sell our Maserati vehicles through a worldwide distribution network of approximately 420 Maserati dealers as of December 31, 2016, that is separate from our mass-market vehicle distribution network.
FCA Bank provides access to retail customer financing for Maserati brand vehicles in Europe and subsidiaries of Fidis S.p.A. provide retail and dealer financings on a non-exclusive basis in China. In other regions, we rely on local agreements with financial services providers for financing of Maserati brand vehicles.
Components
We sell components and production systems under the following brands:
Magneti Marelli. Founded in 1919 as a joint venture between Fiat and Ercole Marelli, Magneti Marelli is an international leader in the design and production of state-of-the-art automotive systems and components. Through Magneti Marelli, we design and manufacture automotive lighting systems, powertrain (engines and transmissions) components and engine control units, electronic systems, suspension systems and exhaust systems, and plastic components and modules. The Automotive Lighting business line, headquartered in Reutlingen, Germany, is dedicated to the development, production and sale of automotive exterior lighting products for all major OEMs worldwide. The Powertrain business line is dedicated to the production of engine and transmission components for automobiles, motorbikes and light commercial vehicles and has a global presence due to its own research and development centers, applied research centers and production plants. The Electronic Systems business line provides know-how in the development and production of hardware and software in mechatronics, instrument clusters, telematics and satellite navigation. We also provide aftermarket parts and services and operate in the motor-sport business, in particular electronic and electro-mechanical systems for championship motor-sport racing, under the Magneti Marelli brand. We believe the Magneti Marelli brand is characterized by key technologies available to its final customers at a competitive price, with high quality and competitive offerings, technology and flexibility.
Magneti Marelli provides wide-ranging expertise in electronics through a process of ongoing innovation and environmental sustainability in order to develop intelligent systems for active and passive vehicle safety, on-board comfort and powertrain technologies. Magneti Marelli products that are intended to improve energy efficiency (including hybrid systems, Xenon and LED lights, gasoline direct injection systems and automated manual transmissions) contributed €2.3 billion in revenues for 2016. With 86 production facilities and 45 research and development centers (including joint ventures), Magneti Marelli has a presence in 18 countries and supplies all the major OEMs across the globe. In several countries, Magneti Marelli’s activities are carried out through a number of joint ventures with local partners with the goal of entering more easily into new markets by leveraging the partners' local relationships. Thirty-one percent of Magneti Marelli’s 2016 revenue is derived from sales to the Group.

Teksid. Originating from Fiat’s 1917 acquisition of Ferriere Piemontesi, the Teksid brand was established in 1978 and today specializes in grey and nodular iron castings production. Teksid produces iron engine blocks, cylinder heads, engine components, transmission parts, gearboxes and suspensions. Teksid Aluminum produces aluminum engine blocks and cylinder heads. Fifty percent of Teksid’s 2016 revenue is derived from sales to the Group.
Comau. Founded in 1973, Comau, which originally derived its name from the acronyms of COnsorzio MAcchine Utensili (consortium of machine tools), produces advanced manufacturing systems through an international network. Comau operates primarily in the field of integrated automation technology, delivering advanced turnkey systems to its customers. Through Comau, we develop and sell a wide range of industrial applications, including robotics, and provide support service and training to customers. Comau’s main activities include powertrain metal-cutting systems, mechanical assembly systems and testing, innovative and high performance body welding and assembly systems and robotics. Comau’s automation technology is used in a variety of industries, including automotive and aerospace. Comau also provides maintenance services in Latin America. Twenty-eight percent of Comau’s 2016 revenue is derived from sales to the Group.
Supply of Raw Materials, Parts and Components
We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials (steel, rubber, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers. These purchases have historically accounted for 70-80 percent of total Cost of revenues. The cost of raw materials has historically comprised of 10-15 percent of the previously described total purchases.
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

Legal Proceedings
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities laws, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including air bags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death, and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. For information regarding specific legal proceedings, refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report.
C. Organizational Structure
Principal Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by FCA. Companies in the list are grouped according to each of our reportable segments as well as our holding and other companies.
For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by FCA and its subsidiaries at December 31, 2016.

Principal Subsidiaries at December 31, 2016:

Name	Country	Percentage Interest Held
NAFTA
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Melfi S.r.l.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00

Name	Country	Percentage Interest Held
FCA France	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Components
Magneti Marelli S.p.A.	Italy	99.99(1)
Automotive Lighting LLC	USA (Delaware)	100.00
Automotive Lighting Reutlingen GmbH	Germany	99.99
Teksid S.p.A.	Italy	100.00
Comau S.p.A.	Italy	100.00
COMAU LLC	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe S.A.	Luxembourg	100.00
___________________________
(1) FCA holds 100 percent of the voting interest in Magneti Marelli S.p.A.
D. Property, Plant and Equipment
As of December 31, 2016, we operated 162 manufacturing facilities (excluding joint ventures and including vehicle and light commercial vehicle assembly, powertrain and components plants), of which 40 were located in Italy, 34 in the rest of Europe, 29 in the U.S., 19 in Brazil, 14 in Mexico, 6 in Canada, and the remaining plants in Argentina and other countries. We also own other significant properties including parts distribution, research laboratories, test tracks, warehouses and office buildings. The total carrying value of our property, plant and equipment as of December 31, 2016 was €30.4 billion.
A number of our manufacturing facilities and equipment, such as land and industrial buildings, plant and machinery and other assets, are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2016, our property, plant and equipment (excluding property, plant and equipment of FCA US) reported as pledged as collateral for loans amounted to approximately €1,940 million, as compared to €1,400 million at December 31, 2015.
Substantially all the property, plant and equipment of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under its Tranche B Term Loans, other than its Auburn Hills, Michigan headquarters and technology center, which are not pledged. For a description of the Tranche B Term Loans, see Item 5B. Liquidity and Capital Resources.
We believe that planned production capacity is adequate to satisfy anticipated retail demand and our operations are designed to be flexible enough to accommodate the planned product design changes required to meet global market conditions and new product programs (such as through leveraging existing production capacity in each region for export needs).

The following table provides information about our significant assembly plants as of December 31, 2016, excluding joint ventures.

Country	Location	Covered Area (square meters)
NAFTA
U.S.	Belvidere	357,888
U.S.	Jefferson North	199,596
U.S.	Sterling Heights	252,325
U.S.	Toledo North	225,476
U.S.	Toledo Supplier Park	114,267
U.S.	Warren Truck	296,193
Mexico	Toluca	306,570
Mexico	Saltillo	221,010
Canada	Brampton	221,687
Canada	Windsor	299,925
LATAM
Brazil	Pernambuco	534,482
Brazil	Betim	677,945
Argentina	Cordoba	227,162
EMEA
Italy	Turin	495,160
Italy	Cassino	458,747
Italy	Melfi	406,599
Italy	Pomigliano	494,727
Poland	Tychy	189,070
Serbia	Kragujevac	369,907

We have three assembly plants for Maserati in Italy (including two plants owned by FCA Italy), as well as 73 worldwide manufacturing plants for Magneti Marelli (excluding joint ventures), 13 plants for Comau and five for Teksid.
We are not aware of any environmental issues that would materially affect the utilization of our fixed assets. See Item 4B. Business Overview—Industry Overview—Industrial Environmental Control.

Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
The following discussion of our financial condition and results of operations should be read together with the information included under “Business Overview,” “Selected Financial Data” and the Consolidated Financial Statements included elsewhere in this report. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Item 3D. Risk Factors.” Actual results may differ materially from those contained in any forward looking statements.
Overview
As described in Item 4B. Business Overview—Overview of Our Business, our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment.

In 2016, we shipped 4.5 million vehicles, we had Net revenues of €111.0 billion and Net profit of €1.8 billion. At December 31, 2016, we had available liquidity of €23.8 billion (including €6.2 billion available under undrawn committed credit lines) and we had net industrial debt of €4.6 billion (See Item 5. Operating and Financial Review—Non-GAAP Financial Measures—Net Debt).
Our Business Plan
In May 2014, we announced our 2014-2018 Business Plan, which focused on: strengthening and differentiating our portfolio of brands, including the globalization of Jeep and Alfa Romeo; volume growth; continued platform convergence and focus on cost efficiencies, as well as enhancing margins and strengthening our capital structure.
In 2016, we continued to make significant strides toward accomplishing these objectives, including by:

•
Improving our capital structure by completing the separation of Ferrari by the spin-off of our remaining interest to our shareholders, eliminating the ring-fencing of FCA US cash and reducing Net industrial debt to €4.6 billion;

•
Strengthening our brand portfolio through the launch of nine all-new products, which included six additions to the Group's portfolio (Fiat Tipo, Toro, Fullback and 124 Spider, Maserati Levante and Alfa Romeo Giulia) to address vehicle segments and offerings for which we had not previously had a vehicle, as well as the Chrysler Pacifica, Jeep Compass and Fiat Mobi;

•	Continuing to grow global Jeep volumes, with over 1.4 million vehicles sold worldwide in 2016; and

•	Ending production of the Chrysler 200 and Dodge Dart passenger cars and beginning the process of re-purposing this installed capacity to produce higher margin Ram pickup trucks and Jeep vehicles.

Notwithstanding the market, competitive and economic changes since May 2014, particularly in the Brazilian market, we have reaffirmed our intent to deliver significant positive operating cash flows for each of the two remaining years of the Business Plan and reiterated our goal to achieve a Net industrial cash position by the end of 2018.
Trends, Uncertainties and Opportunities
Shipments. Vehicle shipments are generally driven by our plans to meet consumer demand. Vehicle shipments occur shortly after production. We recognize revenue when the risks and rewards of ownership of a vehicle are transferred to our customers. This generally occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to the dealer or distributor. Consumer demand for vehicles is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers. Shipments, which correlate with Net revenues, are not necessarily directly correlated with retail sales from dealers, which may be affected by other factors including dealer decisions as to appropriate inventory levels.

Economic Conditions. Demand for new vehicles tends to reflect economic conditions in the various markets in which we operate because retail sales depend on individual purchasing decisions, which in turn are affected by many factors including levels of disposable income. Fleet sales and sales of light commercial vehicles are also influenced by economic conditions, which drive vehicle utilization and investment activity. Further, demand for light commercial vehicles and pickup trucks is driven, in part, by construction and infrastructure projects. Therefore, our performance is impacted by the macroeconomic trends in the markets in which we operate.
Regulation. We are subject to complex regulations in markets throughout the world in which safety, vehicle emissions and fuel economy regulations have become increasingly stringent, which may affect our vehicle sales and profitability. We must comply with applicable national and local regulations in order to continue operations in virtually every market, including a number of markets where we derive substantial revenue, such as North America, Latin America, Europe and Asia. Developing, engineering and manufacturing vehicles that meet these requirements and therefore may be sold in those markets requires a significant expenditure of management time and financial resources. The cost of designing and manufacturing vehicles that comply with evolving standards - as well as the potential for governmental fines or penalties if we fail to comply - have increased and are expected to continue to increase in the future. For example, in December 2016, the U.S. Department of Transportation announced an increase in the penalty for noncompliance with fuel economy requirements, beginning with model year 2019 vehicles. This new penalty will be more than two and a half times the current penalty.   This increase will have a material impact on our existing regulatory planning strategy, may affect the powertrain mix in the vehicles we produce and sell and could have a material adverse impact on our financial condition and results of operations. Further, developments in regulatory requirements in China, the largest single market in the world in 2016, limit in some respects, the product offerings we can pursue as we expand the scope of our operations in that country.
Refer to Item 3D. Risk Factors - Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations. for more information.
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
Dealer and Customer Financing. Because dealers and retail customers finance their purchases of a large percentage of the vehicles we sell worldwide, the availability and cost of financing is a significant factor affecting our vehicle shipment volumes and Net revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. The low interest rate environment in recent years has had the positive effect of reducing the effective cost of vehicle ownership. While interest rates in the U.S. and Europe have been at historically low levels, the U.S. Federal Reserve has recently raised interest rates, which may impact consumer financing rates, and the availability and terms of financing will continue to change over time, impacting our results. We operate in many regions without a controlled finance company, as we provide access to financing through joint ventures and third party arrangements in several of our key markets. Therefore, we may be less able to ensure availability of financing for our dealers and retail customers in those markets than our competitors that own and operate affiliated finance companies.
Pricing. Our profitability depends in part on our ability to maintain or improve pricing on the sale of our vehicles to dealers and fleet customers, notwithstanding that the automotive industry continues to experience intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. We have generally been able to maintain or increase prices of current year models in the NAFTA segment, while the competitive trading environment in Europe, China and Australia has reduced pricing or increased incentives and negatively affected our results of operations in these markets. Historically, manufacturers have driven short-term vehicle sales by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized financing or leasing programs, all of which constrain margins on vehicle sales. Although we will continue to use such incentives we intend to focus on achieving higher volumes by building brand value, balancing our product portfolio by offering a wider range of vehicle models, and improving the content, quality, fuel economy and performance of our vehicles.
Vehicle Profitability. Our results of operations reflect the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size, content of those vehicles, brand positioning and the customer base purchasing our vehicles. Vehicle profitability also depends on sales prices to dealers and fleet customers, net of sales incentives, costs of materials and components, as well as transportation and warranty costs. In the NAFTA segment, our larger vehicles such as our larger sport utility vehicles and pickup trucks have historically been more profitable than other vehicles; however, these vehicles have lower fuel economy and consumer preferences tend to shift away from larger vehicles in periods of significant rising fuel prices, which affects their profitability on a per unit and aggregate basis. In recent years, as fuel prices have declined, consumer preferences for certain vehicles, such as SUVs, have increased. For example, our pickup trucks and larger sport utility vehicles accounted for approximately 60 percent of our total U.S. retail vehicle sales in 2016. In all mass-market vehicle segments throughout the world, vehicles equipped with additional options are generally more profitable for us. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. Our vehicles sold under certain brand and model names, for instance, are generally more profitable given the strong brand recognition of those vehicles tied in many cases to a long history and in other cases to customers identifying these vehicles as being more modern and responsive to customer needs. For instance, in the EMEA segment, our vehicles in the Fiat 500 family tend to be more profitable than older model vehicles of similar size. In addition, in the U.S. and Europe, our vehicle sales to dealers for sale to their retail consumers are normally more profitable than our fleet sales, as the retail consumers typically prefer additional optional features while fleet customers increasingly tend to concentrate purchases on smaller, more fuel-efficient vehicles with fewer optional features, which have historically had a lower profitability per unit.

Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact. Foreign exchange rates, including the U.S. Dollar/Euro exchange rate, in some instances have fluctuated significantly in 2016, and may continue to do so in the future, in light of certain global macroeconomic trends and uncertainties. We hedge a percentage of certain exposures to foreign currency exchange rate risk. Refer to Item 11. Quantitative and Qualitative Disclosures - Quantitative information on foreign currency exchange rate risk for additional information.
Translation impacts arise in the preparation of the Consolidated Financial Statements. Specifically, we prepare our Consolidated Financial Statements in Euro, while the financial statements of each of our subsidiaries are prepared in the functional currency of that entity. In preparing the Consolidated Financial Statements, we translate assets and liabilities measured in the functional currency of the subsidiaries into Euro using the exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of our subsidiaries against the Euro impact our results of operations.
Transaction impacts arise when our subsidiaries conduct transactions in currencies other than their own functional currency. We are therefore exposed to foreign currency risks in connection with scheduled payments and receipts in multiple currencies. For example, the strength of the U.S. dollar against the Euro has had a positive effect on our recent financial results given the size of our U.S. operations relative to our overall operations, but has had a negative impact on our operations in Europe.

Cost of revenues. Cost of revenues includes purchases (including commodity costs), labor costs, depreciation, amortization, logistic and product warranty and recall campaign costs. We purchase a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. These purchases have historically accounted for 70-80 percent of total Cost of revenues. Fluctuations in Cost of revenues are primarily related to the number of vehicles we produce and sell along with shifts in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore additional costs per unit. Cost of revenues could also be affected, to a lesser extent, by fluctuations of certain raw material prices. The cost of raw materials have historically comprised 10-15 percent of the total purchases described above, while the remaining portion of purchases is made of components, conversion and overhead costs. We typically seek to manage these costs and minimize their volatility through the use of fixed price purchase contracts and the use of commercial negotiations and technical efficiencies. Because of these effects and relatively more stable commodities markets, for the periods reported, changes in component and raw material costs generally have not had a material effect on the period to period comparisons of our Cost of revenues. Nevertheless, our Cost of revenues related to materials and components has increased, as we have significantly enhanced the quality and content of our vehicles as we renew and refresh our product offerings. Over time, technological advancements and improved material sourcing may reduce the cost to us of the additional enhancements. In addition, we seek to recover higher costs through pricing actions, but even when competitive conditions permit this, there may be a time lag between the increase in our costs and our ability to realize improved pricing. Accordingly, our results are typically adversely affected, at least in the short term, until price increases are accepted in the market.
Further, in many markets where our vehicles are sold, we are required to pay import duties on those vehicles, which are included in Cost of revenues. Although we can typically pass these costs along with our higher priced vehicles, for many of our vehicles, particularly in the mass-market vehicle segments, we cannot always pass along increases in those duties to our dealers and distributors and remain competitive. Our ability to price our vehicles to recover those increased costs has impacted, and will continue to impact, our profitability. Alternatively, we can try to eliminate or reduce the impact of these import duties by increasing local manufacturing of vehicles, as we have done in China and Brazil with new plants that began production in 2015. However, operating conditions, including labor regulations, in certain markets, have produced industry overcapacity which may make it hard for us to shift to more local production in other markets. As a result, we may experience lower plant utilization rates, which we will be unable to recover, if we are unable to reallocate production easily. These factors as well as the long capital investment cycles associated with building local production infrastructure may necessitate that we continue to produce a large proportion of our vehicles in existing facilities and satisfy most of our demand from emerging markets through exports.
Product Development. An integral part of our Business Plan has been the continued refresh, renewal and growth of our vehicle portfolio, and we have committed significant capital and resources toward an aggressive launch program of completely new vehicles on all new platforms, with additions of new powertrain and transmission technology. In order to realize a return on the significant investments we have made to sustain market share and to achieve competitive operating margins, we will have to continue this accelerated pace of new vehicle launches. We believe efforts in developing common vehicle platforms and powertrains as well as parts commonization have accelerated the time-to-market for many of our new vehicle launches and resulted in cost savings.
Our efforts to develop our product offerings and the costs associated with vehicle improvements and launches can impact our Net profit. During the development and launch of these new or refreshed offerings, despite the pace, we must also maintain our commitment to quality improvements. Moreover, our ability to continue to make the necessary investments in product development to achieve these plans depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce, as well as our ability to timely complete the aggressive launch schedule we have planned without sacrificing quality.
Costs we incur in the initial research phase for new projects (which may relate to vehicle models, vehicle platforms or powertrains) are expensed as incurred and reported as research and development costs. Costs we incur for product development are capitalized and recognized as intangible assets if and when the following two conditions are both satisfied: (i) development expenditures can be measured reliably and (ii) the technical feasibility of the project, and the anticipated volumes and pricing, corroborate that the development expenditures will generate future economic benefits. Capitalized development expenditures include all direct and indirect costs that may be directly attributed to the development process. Such capitalized development expenditures are amortized on a straight-line basis commencing from production over the expected economic useful life of the product developed, and such amortization is recognized and reported as Research and development costs in our Consolidated Income Statement. If vehicle production is terminated prior to the expected end date, any unamortized capitalized development expenditures are expensed during that period. During a new vehicle launch and introduction to the market, we typically incur increased selling, general and advertising expenses associated with the advertising campaigns and related promotional activity.
Future developments in our product portfolio to support certain of our brands’ growth strategy and their related development expenditures could lead to significant capitalization of development assets. Our time to market is approximately 24 months from the date the design is signed-off for tooling and production, but varies depending on product, after which, the project goes into production, resulting in an increase in amortization. Therefore our operating results are impacted by the cyclicality of our research and development expenditures based on our product portfolio strategies and our product plans.
Critical Accounting Estimates
The Consolidated Financial Statements require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on factors that are considered to be relevant. We believe these estimates, which are based on management’s best judgment and on current circumstances, are reasonable. The estimates and underlying assumptions are continuously reviewed by the Group. If actual results differ from these estimates under different assumptions or conditions, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
The following represent certain critical accounting policies that require the use of judgment or significant estimates to be made for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future. Also refer to Note 2, Basis of Preparation, within our Consolidated Financial Statements included elsewhere in this report for our significant accounting policies.
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
The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as withdrawal and retirement rates. These assumptions, which are based on the Group’s long-term actual and projected plan experience as well as external market indicators, may have an effect on the amount and timing of future contributions. Of these assumptions, changes in discount rates are most likely to have a material effect on the pension obligations. Refer to Note 2, Basis of Preparation - Use of Estimates, within our Consolidated Financial Statements included elsewhere in this report, for additional information on the sensitivity of carrying amounts of the Group's defined benefit obligations to changes in discount rates.
Changes in mortality assumptions can also have a material effect on the pension obligations. However, changes in mortality rates, which are developed using our plan-specific populations, recent mortality information published by recognized experts in this field, primarily the U.S. Society of Actuaries and the Canadian Institute of Actuaries, and other data where appropriate to reflect actual and projected plan experience, tend not to result in significant changes in the pension obligations from period to period.

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
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.    Significant differences in actual experience or significant changes in assumptions may affect the pension obligations and pension expense. The effects of actual results differing from assumptions and of changing assumptions are included in Other comprehensive income/(loss). Refer to Note 19, Employee benefits liabilities, within our Consolidated Financial Statements included elsewhere in this report for a detailed discussion of assumptions used to calculate the pension benefit obligations and the fair value hierarchy measurement and inputs used to determine the fair value of significant plan assets by class.
Other Post-Employment Benefits
The Group provides health care, legal, severance indemnity, life insurance and other postretirement benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
These other postretirement employee benefits (or “OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with OPEB, primarily retiree health care and life insurance, requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration parameters of a financial nature such as discount rates, health care costs, salary growth and the likelihood of potential future events estimated by using demographic assumptions such as withdrawal and retirement rates. These assumptions, which are based on the Group's long-term actual and projected plan experience as well as external market indicators, may have an effect on the amount and timing of future contributions. Of these assumptions, changes in discount rates and health care cost trends are most likely to have a material effect on the OPEB obligations. Refer to Note 2, Basis of Preparation - Use of Estimates, within our Consolidated Financial Statements included elsewhere in this report, for additional information on the sensitivity of carrying amounts of the Group's OPEB obligations to changes in discount rates and health care costs.
Changes in mortality assumptions can also have a material effect on the OPEB obligations. However, changes in mortality rates, which are developed using our plan-specific populations, recent mortality information published by recognized experts in this field, primarily the U.S. Society of Actuaries and the Canadian Institute of Actuaries, and other data where appropriate to reflect actual and projected plan experience, tend not to result in significant changes in the OPEB obligations from period to period.
In 2015, mortality assumptions used for our U.S. benefit plan valuation were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected future improvements. The change increased the Group's U.S. OPEB obligation by approximately €28 million at December 31, 2015.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made. Refer to Note 19, Employee benefits liabilities, within our Consolidated Financial Statements included elsewhere in this report for additional information and a detailed discussion of the assumptions used to calculate the Group's OPEB obligations.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures related to the EMEA and NAFTA segments.

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

During the year ended December 31, 2016, impairment losses totaling €195 million were recognized. The most significant component of this impairment loss related to the impairment of capitalized development expenditures for the locally produced Fiat Viaggio and Ottimo vehicles as a result of the Group's capacity realignment to SUV production in China. The impairment test compared the carrying amount of the assets included in the respective CGUs to their value in use, which was determined not to be materially different from their fair value, and was determined using a discounted cash flow methodology. It was determined that the carrying amount of the CGUs exceeded their value in use and accordingly an impairment charge of €90 million was recognized. In addition, due to the continued deterioration of the economic conditions in Venezuela, an impairment test, which compared the carrying amount of certain of FCA Venezuela's assets to their fair value using a market approach, resulted in an impairment charge of €43 million.

During the year ended December 31, 2015, impairment charges totaling €713 million were recognized. The most significant component of this impairment loss related to the decision taken by the Group during the fourth quarter of 2015 to realign a portion of its manufacturing capacity in the NAFTA region, as part of the plan to improve NAFTA margins and to better meet market demand for Ram pickups and Jeep vehicles within the Group's existing plant infrastructure. The approval of this plan was deemed to be an indicator of impairment for certain of our vehicle platform CGUs due to the significant changes to the extent to which the assets are expected to be used. As a result of comparing the carrying amount of the assets included in the respective CGUs to their value in use, it was determined that the carrying amount of the CGUs exceeded their value in use and accordingly an impairment charge of €598 million was recorded for the year ended December 31, 2015, of which €422 million related to tangible asset impairments and €176 million related to the impairment of capitalized development expenditures with no future economic benefit.

For the year ended December 31, 2015, a total of €221 million specific capitalized development expenditures were impaired or written off, of which €176 million related to the impairment of capitalized development expenditures as a result of the Group's plan to realign a portion of the capacity in NAFTA to better meet market demand as described above. For the year ended December 31, 2014, specific capitalized development expenditures which had no future economic benefits of €47 million within the EMEA segment and €28 million of capitalized development expenditures within the NAFTA segment were written off as a result of the streamlining of architectures and related production platforms associated with the Group's refocused product strategies. All amounts written off were recorded within Research and development costs in the Consolidated Income Statements for the years ended December 31, 2016, 2015 and 2014.

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

In accordance with IAS 36 - Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill is generally monitored for internal management purposes, and therefore tested for impairment, at the operating segment level. Intangible assets with indefinite useful lives are allocated to, and tested for impairment with, the CGU or group of CGUs to which the assets belong. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each operating segment or group of CGUs to which Goodwill or intangible assets with indefinite useful lives has been allocated. The recoverable amount of the operating segment or group of CGUs is the higher of its fair value less costs to sell and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group relates primarily to the acquisition of FCA US. Goodwill arising from this transaction has been allocated to the NAFTA, EMEA, APAC and LATAM operating segments.

The assumptions used in the impairment test represent management’s best estimate of the expected cash flows for the period under consideration. Changes to our current estimates due to unanticipated events could have a significant impact on our Consolidated Financial Statements. Refer to Note 2, Basis of Preparation within our Consolidated Financial Statements included elsewhere in this report for a detailed discussion of the key assumptions used for the goodwill impairment test.

Recoverability of Deferred Tax Assets
The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill moreover, it estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered. These estimates and assumptions are subject to a high degree of uncertainty, in particular with regard to the future performance in Latin America and the Eurozone; therefore changes in current estimates due to unanticipated events could have a significant impact on our Consolidated Financial Statements. The effects of any changes in judgment about our deferred tax assets and their recoverability will be reported in the interim period in which they occur.
As of December 31, 2016, the Group had total deferred tax assets on deductible temporary differences of €10,159 million (€10,319 million at December 31, 2015), of which €551 million was not recognized (€533 million at December 31, 2015). At December 31, 2016, the Group also had deferred tax assets on tax loss carry-forwards of €4,444 million (€3,717 million at December 31, 2015), of which €3,197 million was not recognized (€2,650 million at December 31, 2015). In addition, the Group also had deferred tax liabilities on taxable temporary differences of €7,350 million at December 31, 2016 (€6,953 million at December 31, 2015).
Included in the above amounts, as of December 31, 2016, the Group had total deferred tax assets of €2,902 million (€2,706 million at December 31, 2015) in Italy which are primarily attributable to Italian tax loss carry-forwards that can be carried forward indefinitely. The Group recognized €750 million (€764 million at December 31, 2015) of these deferred tax assets as the Group expects sufficient Italian taxable income will be generated in future periods which will allow the use of these deferred tax assets. As a result, €2,152 million of deferred tax assets in Italy were not recognized as of December 31, 2016 (€1,942 million at December 31, 2015).
Also included in the above amounts, as of December 31, 2016, the Group had total deferred tax assets of €1,276 million in Brazil (€571 million at December 31, 2015) primarily attributable to Brazilian tax loss carry-forwards which can be carried forward indefinitely. As a result of the continued macroeconomic weakness and uncertainty in Brazil in 2016, a portion of the deferred tax assets in Brazil totaling approximately €300 million, which include Brazil tax losses, was not recognized as the Group concluded that there was no longer sufficient evidence to indicate that full utilization was probable. These unrecognized deferred tax assets will be monitored and assessed at each reporting date. The Group continues to recognize Brazilian deferred tax assets of €976 million (€571 million at December 31, 2015) as the Group considers it probable that we will have sufficient taxable income in the future that will allow us to realize these deferred tax assets.
Refer to Note 7, Tax Expense, within our Consolidated Financial Statements included elsewhere in this report for additional information.
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
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In NAFTA, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is approved and is announced.
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

Other Contingent Liabilities
The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the Consolidated Financial Statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters.
Litigation
The Group monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities laws, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. An accrual is established in connection with pending or threatened litigation if a loss is probable there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes probable, but the amount cannot be estimated, the matter is disclosed in the Consolidated Financial Statements. Since these accruals represent estimates, the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued or may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
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
Refer to Note 18, Share-based compensation, within the Consolidated Financial Statements included elsewhere in this report for additional information on the Group's share-based compensation plans.

New Standards Applicable from January 1, 2016
For new standards, amendments and interpretations issued by the IASB that are effective from January 1, 2016, reference should be made to Note 2, Basis of Preparation, within the Consolidated Financial Statements included elsewhere in this report.
Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net debt, Net industrial debt, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS as issued by the IASB.

Net Debt and Net Industrial Debt
We believe Net debt is useful in providing a measure of the Group’s total indebtedness after consideration of cash and cash equivalents and current securities.
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
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities, as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective region or sector in which they operate.
Net industrial debt (i.e., Net debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance, however it should not be considered as a substitute for cash flow or other methods of analyzing our results as reported under IFRS. Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.
Refer to the section —Liquidity and Capital Markets - Net Debt below for further information and the reconciliation of these non-GAAP measures to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.
Adjusted EBIT
Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency of the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section —Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted Net Profit
Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section —Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information

The discussion within Item 5A. Operating Results—Results of Operations includes information about our results at constant exchange rates (“CER”), which is calculated by applying the prior year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 2, Basis of Preparation, within the Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, management’s evaluation of operating performance excludes the effects of currency fluctuations and in addition, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

A. Operating Results
Shipment Information
As discussed in Item 4B. Business Overview—Overview of Our Business, our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), the Maserati global luxury brand segment and a global Components segment. The following table sets forth our vehicle shipment information by segment (excluding the Components segment). Vehicle shipments are generally aligned with current period production which is driven by our plans to meet consumer demand. Revenue is recognized when the risks and rewards of ownership of a vehicle have been transferred to our customers, which generally corresponds to the date when the vehicles are made available to dealers or distributors, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers or distributors. Revenues related to new vehicle sales with a buy-back commitment, or through the Guaranteed Depreciation Program (“GDP”), under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease and rental income is recognized over the contractual term of the lease on a straight line basis. For a description of our dealers and distributors see Item 4B. Business Overview—Mass-Market Vehicle Brands. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues are recorded in any given period.

	Years ended December 31
(thousands of units)	2016	2015	2014
NAFTA	2,587	2,726	2,493
LATAM	456	553	827
APAC	91	149	220
EMEA	1,306	1,142	1,024
Maserati	42	32	36
Total Consolidated shipments	4,482	4,602	4,601 (1)
Joint venture shipments	238	136	142
Total Combined shipments	4,720	4,738	4,743
__________________________
(1) Total does not add due to rounding
For a detailed discussion of shipments for NAFTA, LATAM, APAC, EMEA and Maserati for 2016 as compared to 2015 and for 2015 as compared to 2014, see —Results by Segment below.

Results of Operations
Group Results – 2016 compared to 2015 and 2015 compared to 2014
The following is a discussion of the Group's results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015 and for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The discussion of certain line items includes a presentation of certain amounts as a percentage of Net revenues for the respective periods presented to facilitate year-on-year comparisons.

	Years ended December 31
(€ million)	2016	2015	2014
Net revenues	€111,018	€110,595	€93,640
Cost of revenues	95,295	97,620	81,592
Selling, general and other costs	7,568	7,576	6,973
Research and development costs	3,274	2,864	2,334
Result from investments	316	143	131
Gains on disposal of investments	13	—	12
Restructuring costs	88	53	50
Net financial expenses	2,016	2,366	2,051
Profit before taxes	3,106	259	783
Tax expense	1,292	166	424
Net profit from continuing operations	1,814	93	359
Profit from discontinued operations, net of tax	0	284	273
Net profit	€1,814	€377	€632
Net profit attributable to:
Owners of the parent	€1,803	€334	€568
Non-controlling interests	€11	€43	€64
Net revenues

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Net revenues	€111,018	€110,595	€93,640	0.4%	1.2%	18.1%	5.9%
For a detailed discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for 2016 as compared to 2015 and for 2015 as compared to 2014, see —Results by Segment below.
Cost of revenues

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Cost of revenues	€95,295	€97,620	€81,592	(2.4)%	(1.6)%	19.6%	7.3%
Cost of revenues as % of Net revenues	85.8%	88.3%	87.1%
Cost of revenues includes purchases (including commodity costs), labor costs, depreciation, amortization, logistic, product warranty and recall campaign costs.

The decrease in Cost of revenues in 2016 compared to 2015 was primarily related to (i) lower volumes, (ii) purchasing and manufacturing efficiencies, net of higher product costs for content enhancements and (iii) lower warranty costs, which were partially offset by (iv) vehicle mix. The decrease in Cost of revenues was primarily attributable to decreases in NAFTA and APAC, which were partially offset by increases in EMEA and Maserati.
The decrease in Cost of revenues in NAFTA in 2016 compared to 2015 was primarily due to the decrease in volumes, purchasing savings, lower warranty costs and the change in estimate for the campaign accrual for the U.S. and Canada of €761 million that was recognized in 2015, which were partially offset by vehicle mix, higher product costs for content enhancements and higher manufacturing costs.
The decrease in Cost of revenues in APAC in 2016 compared to 2015 was mainly due to decreased volumes attributable to lower imported volumes in China replaced by localized production through the GAC FCA JV, which is accounted for using the equity method of accounting, as well as lower volumes in Australia, which were partially offset by vehicle mix.
The increase in Cost of revenues in EMEA and Maserati in 2016 compared to 2015 was mainly due to the increase in volumes.
The increase in Cost of revenues in 2015 compared to 2014 was primarily due to (i) a total €4.0 billion increase related to vehicle mix as well as increased volumes in NAFTA, EMEA and Components, partially offset by a reduction in volumes in LATAM, APAC and Maserati and (ii) foreign currency translation effects of €10.1 billion primarily related to the strengthening of the U.S. Dollar.
Selling, general and other costs

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Selling, general and other costs	€7,568	€7,576	€6,973	(0.1)%	0.9%	8.6%	1.9%
Selling, general and other costs as% of Net revenues	6.8%	6.9%	7.4%
Selling, general and other costs includes advertising, personnel and administrative costs. Advertising costs amounted to approximately 47 percent, 47 percent and 45 percent of total Selling, general and other costs for the years ended December 31, 2016, 2015 and 2014, respectively.
Selling, general and other costs in 2016 was consistent with 2015 and primarily reflected (i) higher advertising costs in NAFTA to support product launches, mainly related to the all-new Chrysler Pacifica, (ii) higher advertising costs in EMEA, mainly for new product launches, particularly the Alfa Romeo brand, and (iii) an increase in Maserati for commercial launch activities, which were offset by (iv) lower marketing costs in APAC, which are now incurred by the GAC FCA JV as a result of the shift to localized production in China, and (v) lower costs in LATAM primarily driven by continued cost reduction initiatives to right-size to market volume.
The increase in Selling, general and other costs in 2015 compared to 2014 was due to the combined effects of (i) foreign currency translation primarily resulting from the strengthening of the U.S. Dollar against the Euro of approximately €650 million, (ii) commercial launch costs related to the all-new 2015 Jeep Renegade and start-up costs for the Pernambuco plant in the LATAM segment totaling €104 million and (iii) an increase of €42 million in advertising expenses for the EMEA segment for the all-new 2015 Jeep Renegade and Fiat 500X, which were partially offset by (iv) lower marketing expenses in APAC.

Research and development costs

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Research and development expenditures expensed	€1,661	€1,449	€1,320	14.6%	15.0%	9.8%	(3.4)%
Amortization of capitalized development expenditures	1,492	1,194	932	25.0%	25.5%	28.1%	20.6%
Impairment and write-off of capitalized development expenditures	121	221	82	(45.2)%	(45.2)%	n.m.	n.m.
Total Research and development costs	€3,274	€2,864	€2,334	14.3%	14.8%	22.7%	11.1%
__________________________
n.m. - number is not meaningful

	Years ended December 31
	2016	2015	2014
Research and development expenditures expensed as % of Net revenues	1.5%	1.3%	1.4%
Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.1%	1.0%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%	0.2%	0.1%
Total Research and development costs as % of Net revenues	2.9%	2.6%	2.5%
The following table summarizes our research and development expenditures for the years ended December 31, 2016, 2015 and 2014:

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Capitalized development expenditures	€2,558	€2,504	€2,132	2.2%	17.4%
Research and development expenditures expensed	1,661	1,449	1,320	14.6%	9.8%
Total Research and development expenditures	€4,219	€3,953	€3,452	6.7%	14.5%

Capitalized development expenditures as % of Total Research and development expenditures	60.6%	63.3%	61.8%
Total Research and development expenditures as % of Net revenues	3.8%	3.6%	3.7%
We conduct research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of our vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with powertrain technologies. For further details of research and development costs, see Item 5. Operating and Financial Review—Trends, Uncertainties and Opportunities—Product Development and Item 5C. Research and Development.
The increase in amortization of capitalized development expenditures in 2016 compared to 2015 was mainly attributable to the all-new Chrysler Pacifica and the Jeep Renegade in NAFTA, the all-new Alfa Romeo Giulia in EMEA and the all-new Maserati Levante.
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2016 mainly related to the Group's capacity realignment to SUV production in China, which resulted in an impairment expense of €90 million for the locally produced Fiat Viaggio and Ottimo vehicles.

The increase in amortization of capitalized development expenditures in 2015 compared to 2014 was mainly attributable to the launch of new products primarily related to NAFTA driven by the all-new 2015 Jeep Renegade, the Jeep Cherokee and the Dodge Challenger, as well as the EMEA segment driven by the all-new 2015 Fiat 500X.
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2015 mainly related to the Group's plan to realign a portion of its capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure, which resulted in an impairment charge of €176 million for capitalized development expenditures that had no future economic benefit.
Result from investments

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Result from investments	€316	€143	€131	121.0%	9.2%
The increase in Result from investments in 2016 compared to 2015 was primarily attributable to (i) improved results from the GAC FCA JV, which is within APAC, due to the shift to localized production in China, as well as (ii) improved results from the joint venture with FCA Bank, a jointly-controlled finance company within EMEA that manages activities in retail automotive financing, dealership financing, long-term car rental and fleet management in Europe.
The increase in Result from investments in 2015 compared to 2014 was primarily attributable to improved results of FCA Bank and Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), a jointly-controlled Turkish automaker, which is also within EMEA.
Net financial expenses

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Net financial expenses	€2,016	€2,366	€2,051	(14.8)%	15.4%
The decrease in Net financial expenses in 2016 compared to 2015 was primarily due to the reduction in gross debt.
The increase in Net financial expenses in 2015 compared to 2014 was primarily due to higher debt levels and interest rates in Brazil, the net loss of €168 million recognized in connection with the prepayments of the FCA US secured senior notes due in 2019 and in 2021, which included the call premiums, net of the remaining unamortized debt premiums, as well as unfavorable foreign currency translation. The increase was partially offset by interest cost savings resulting from the refinancing and reduction in overall gross debt in 2015.
Tax expense

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Tax expense	€1,292	€166	€424	n.m.	(60.8)%
__________________________
n.m. = Number is not meaningful.
The increase in Tax expense in 2016 compared to 2015 was primarily attributable to higher profits in NAFTA.
The decrease in the effective tax rate to 40.2 percent in 2016 from 54.4 percent in 2015 was mainly due to the decreased impact of deferred tax assets not recognized.

    The decrease in Tax expense in 2015 compared to 2014 was primarily related to lower Profit before taxes and a higher amount of non-taxable incentives, which was partially offset by a decrease in certain one-time discrete items as Profit before taxes for the year ended December 31, 2014 included the non-taxable gain related to the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.
The increase in the effective tax rate from 46.4 percent in 2014 to 54.4 percent in 2015 was primarily attributable to the decrease in Profit before taxes and the relative increased impact of losses before tax in jurisdictions in which a tax benefit is not recorded on tax losses.
Profit from discontinued operations, net of tax

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Profit from discontinued operations, net of tax	€	€284	€273	n.m.	4.0%
__________________________
n.m. = Number is not meaningful
The spin-off of Ferrari was approved on December 3, 2015 and our Ferrari operating segment was presented as a discontinued operation in the Consolidated Financial Statements for the years ended December 31, 2015 and 2014. The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. For more information, refer to Note 3, Scope of consolidation, within our Consolidated Financial Statements included elsewhere in this report.
Net profit from continuing operations

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Net profit from continuing operations	€1,814	€93	€359	n.m.	(74.1)%
__________________________
n.m. = Number is not meaningful
The increase in Net profit from continuing operations in 2016 compared to 2015 was mainly driven by improved performance in 2016 as well as lower asset write-offs and infrequent unusual expenses than in 2015.
Adjusted EBIT

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
(€ million)	2016	2015	2014	%	CER	%	CER
Adjusted EBIT	€6,056	€4,794	€3,362	26.3%	27.4%	42.6%	19.4%
Adjusted EBIT margin (%)	5.5%	4.3%	3.6%	+120 bps	—	+70 bps	—

The following graphs present our Adjusted EBIT walk by segment for 2016 as compared to 2015 and for 2015 as compared to 2014.
For a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) in 2016 as compared to 2015 and for 2015 as compared to 2014, see —Results by Segment below.

The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted EBIT:

	Years ended December 31
(€ million)	2016	2015	2014
Net profit from continuing operations	€1,814	€93	€359
Tax expense	1,292	166	424
Net financial expenses	2,016	2,366	2,051
Adjustments:
Recall campaigns - airbag inflators	414	—	—
Costs for recall, net of supplier recoveries - contested with supplier	132	—	—
NAFTA capacity realignment	156	834	—
Change in estimate for future recall campaign costs	—	761	—
Tianjin (China) port explosions, net of insurance recoveries	(55)	142	—
Currency devaluations	19	163	98
NHTSA Consent Order and amendment	—	144	—
Restructuring costs	88	53	50
Impairment expense	225	118	115
Gains on disposal of investments	(13)	—	(12)
Other	(32)	(46)	277
Total Adjustments	934	2,169	528
Adjusted EBIT	€6,056	€4,794	€3,362
Adjusted net profit

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015	2015 vs. 2014
(€ million)	2016	2015	2014	%	%
Adjusted net profit	€2,516	€1,708	€772	47.3%	121.2%
The increase in Adjusted net profit in 2016 compared to 2015 was driven by improved operating performance and the reduction in Net financial expenses, which were partially offset by the increase in Tax expense.
The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted net profit:

	Years ended December 31
(€ million)	2016	2015	2014
Net profit from continuing operations	€1,814	€93	€359
Adjustments (1)	934	2,169	528
Tax impact on adjustments	(232)	(554)	(115)
Total adjustments, net of taxes	702	1,615	413
Adjusted net profit	€2,516	€1,708	€772
__________________________
(1) Adjustments are the same items excluded from Adjusted EBIT

Results by Segment – 2016 compared to 2015 and 2015 compared to 2014

(€ million, except shipments which are in thousands of units)	Net revenues			Adjusted EBIT			Shipments
	Years ended December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014
NAFTA	€69,094	€69,992	€52,452	€5,133	€4,450	€2,179	2,587	2,726	2,493
LATAM	6,197	6,431	8,629	5	(87)	289	456	553	827
APAC	3,662	4,885	6,259	105	52	541	91	149	220
EMEA	21,860	20,350	18,020	540	213	(41)	1,306	1,142	1,024
Maserati	3,479	2,411	2,767	339	105	275	42	32	36
Components	9,659	9,770	8,619	445	395	285	—	—	—
Other activities	779	844	831	(244)	(150)	(116)	—	—	—
Unallocated items & eliminations (1)	(3,712)	(4,088)	(3,937)	(267)	(184)	(50)	—	—	—
Total	€111,018	€110,595	€93,640	€6,056	€4,794	€3,362	4,482	4,602	4,601(2)
________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation; also includes costs related to the launch of the Alfa Romeo Giulia platform, which were not allocated to the mass-market vehicle segments due to the limited number of shipments
(2) Total does not add due to rounding
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the year ended December 31, 2016 as compared to the year ended December 31, 2015, and for the year ended December 31, 2015 as compared to the year ended December 31, 2014. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in vehicles shipped to our third party customers, primarily dealers and fleet customers. Change in volumes is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated subsidiaries are not included within volume;

•	Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix;

•
Net price: primarily reflects changes in prices to dealers and third party customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign exchange translation and results from joint ventures and associates.

NAFTA

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	2,587	2,726	2,493	(5.1)%	—	9.3%	—
Net revenues (€ million)	€69,094	€69,992	€52,452	(1.3)%	(1.2)%	33.4%	13.1%
Adjusted EBIT (€ million)	€5,133	€4,450	€2,179	15.3%	15.1%	104.2%	71.3%
Adjusted EBIT margin (%)	7.4%	6.4%	4.2%	+100 bps	—	+220 bps	—
Shipments

•
The decrease in vehicle shipments in 2016 compared to 2015 was driven by the planned phase-out of the Chrysler 200 and Dodge Dart in connection with the NAFTA capacity realignment plan to better meet market demand for pickup trucks and utility vehicles. Shipments reflected decreases in (i) the U.S. of 106 thousand units (-5 percent), (ii) Canada of 29 thousand units (-10 percent) and (iii) Mexico of 4 thousand units (-4 percent).

•	The increase in vehicle shipments in 2015 compared to 2014 was driven by increased demand for the Jeep and Ram brands, led by the all-new 2015 Jeep Renegade and the Jeep Cherokee.

Net revenues
The decrease in NAFTA Net revenues in 2016 compared to 2015 was primarily attributable to:

•	€1.0 billion net decrease resulting from lower shipments (as described above), net of favorable vehicle mix, which was partially offset by

•	an increase in net pricing of €0.1 billion, which was partially offset by negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso.
The increase in NAFTA Net revenues in 2015 compared to 2014 was primarily attributable to:

•	the increase in volumes of €5.0 billion;

•	positive net pricing of €0.7 billion, which reflected positive pricing and dealer discount reductions that were partially offset by incentives and foreign currency transaction effects; and

•	favorable foreign currency translation effects of €10.7 billion.

Adjusted EBIT
The following charts reflect the change in NAFTA Adjusted EBIT by operational driver for 2016 as compared to 2015 and for 2015 as compared to 2014.
The increase in NAFTA Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	improved vehicle mix, net of lower shipments, as described above;

•	positive net price, as described above;

•
decrease in industrial costs primarily related to purchasing savings, lower warranty costs, and positive foreign currency transaction effects, net of higher product costs for content enhancements and higher manufacturing costs.

These were partially offset by:

•	higher SG&A primarily due to increased advertising costs.
NAFTA Adjusted EBIT for the year ended December 31, 2016 excluded total net charges of €667 million primarily relating to:

•
€414 million for the estimated costs of recall campaigns related to Takata airbag inflators. These charges, which were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016, were recognized to adjust the warranty provision for estimated costs associated with the recall campaigns related to Takata airbag inflators mainly due to an expansion in May 2016 of the population recalled. As the charges for the warranty adjustment were due to an industry wide recall resulting from parts manufactured by Takata, and due to the financial uncertainty of Takata, we believe these charges were unusual in nature, and as such, these charges were excluded from Adjusted EBIT (refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report for additional information);

•
€132 million of net charges, which were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016, related to estimated costs associated with a recall for which costs are being contested with a supplier. Although FCA believes the supplier has responsibility for the recall, only a partial recovery of the estimated costs has been recognized pursuant to a cost sharing agreement;

•
€156 million, which was recognized within Cost of revenues in the Consolidated Income Statement during the first half of the year ended December 31, 2016, related to net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles; and

•	€29 million gain related to pension settlements in December 2016.

The increase in NAFTA Adjusted EBIT in 2015 compared to 2014 was mainly attributable to:

•	the increase in volumes, as described above;

•	positive net pricing; and

•	positive foreign currency translation effects.
These were partially offset by:

•	an increase in industrial costs which included increased recall and warranty costs, as described below, as well as product costs for vehicle enhancements, net of purchasing efficiencies.
NAFTA Adjusted EBIT for the year ended December 31, 2015 excluded total net charges of €1,631 million, which primarily consisted of items discussed below.
As part of the plan to improve margins in NAFTA, the Group decided to realign a portion of its manufacturing capacity in the region to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. As a result, a total of €834 million, of which €422 million related to tangible asset impairments, €236 million related to the payment of supplemental unemployment benefits due to planned extended downtime at certain plants associated with the implementation of the new manufacturing plan and €176 million related to the impairment of capitalized development expenditures with no future economic benefit, was recorded during the fourth quarter of 2015 and was excluded from Adjusted EBIT for the year ended December 31, 2015.

As a result of increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S. and Canada, an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign experience was added to the adequacy assessment to estimate future recall costs. This reassessment in the third quarter of 2015 resulted in a change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in periods prior to the third quarter of 2015, which was excluded from Adjusted EBIT for the year ended December 31, 2015. In the second half of 2015, in connection with this reassessment, we incurred additional warranty costs related to the increase in the accrual rate per vehicle, which were included in Adjusted EBIT.
On July 24, 2015, FCA US entered into the Consent Order with NHTSA, which resolved the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015 and further addressed at a NHTSA public hearing held on July 2, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. For the year ended December 31, 2015, the total €81 million charge was excluded from Adjusted EBIT. An additional U.S.$15 million (€14 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order. FCA US’s compliance with the Consent Order is monitored by an independent monitor that reports to NHTSA on a periodic basis.  In addition, the Consent Order requires FCA US to meet monthly with NHTSA to discuss certain communications and open investigations.  Although the Consent Order required these monthly meetings for a one year term, NHTSA exercised its option, pursuant to the terms of the Consent Order, to extend such meetings for an additional year.
Following admission of deficiencies in FCA US's reporting to NHTSA pursuant to the TREAD Act, an amendment to the Consent Order was issued in December 2015, whereby a penalty of U.S.$70 million (€63 million) was imposed. The penalty, which was excluded from Adjusted EBIT for the year ended December 31, 2015, was paid on January 6, 2016.
In addition, a total of €104 million of income related to the favorable settlements of legal matters to which we were the plaintiff was excluded from Adjusted EBIT for the year ended December 31, 2015.
LATAM

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	456	553	827	(17.5)%	—	(33.1)%	—
Net revenues (€ million)	€6,197	€6,431	€8,629	(3.6)%	0.7%	(25.5)%	(17.8)%
Adjusted EBIT (€ million)	€5	€(87)	€289	n.m.	n.m.	n.m.	n.m.
Adjusted EBIT margin (%)	0.1%	(1.4)%	3.3%	+150 bps	—	-470 bps	—
__________________________
n.m. = Number is not meaningful.
Shipments

•
The decrease in vehicle shipments in 2016 compared to 2015 was primarily attributable to (i) 106 thousand fewer units (-23 percent) in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of 10 thousand units (+12 percent) in Argentina.

•
The decrease in vehicle shipments in 2015 compared to 2014 reflected the continued macroeconomic weakness in the region resulting in poor trading conditions in Brazil and Argentina. The decrease in shipments also was due to continued import restrictions in Argentina.

Net revenues
The decrease in LATAM Net revenues in 2016 compared to 2015 was primarily attributable to:

•
€0.1 billion net increase resulting from volume & mix, with lower volumes, net of favorable vehicle mix that was mainly driven by the locally produced all-new Fiat Toro and all-new Jeep Compass, which was partially offset by

•	€0.3 billion from unfavorable foreign currency effects.
The decrease in LATAM Net revenues in 2015 compared to 2014 was primarily attributable to:

•	a decrease of €1.8 billion driven by lower shipments, net of favorable product mix impact driven by the all-new 2015 Jeep Renegade; and

•	unfavorable foreign currency translation of €0.7 billion.
These were partially offset by:

•	positive pricing actions of €0.3 billion.
Adjusted EBIT
The following charts reflect the change in LATAM Adjusted EBIT by operational driver for 2016 as compared to 2015 and 2015 as compared to 2014.

The increase in LATAM Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	favorable volume & mix, as described above, and

•	a decrease in SG&A driven by continued cost reduction initiatives to right-size to market volume.
These were partially offset by:

•	lower net price resulting from strong competition in Brazil and

•	higher industrial costs due to higher product costs driven by inflation and depreciation/amortization related to new products.
Adjusted EBIT for the year ended December 31, 2016 excluded total charges of €142 million primarily relating to restructuring costs of €68 million to adjust the workforce reflecting current market conditions, asset impairments of €52 million and €19 million related to the adoption of the new floating exchange rate and the related re-measurement of the Group's net monetary assets in Venezuela that was recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 (refer to Note 26, Venezuela currency regulations and devaluation, within the Consolidated Financial Statements included elsewhere in this report).

The decrease in LATAM Adjusted EBIT in 2015 compared to 2014 was primarily attributable to:

•	the negative impact from lower shipments in Brazil and Argentina, which was partially offset by favorable product mix driven by the all-new 2015 Jeep Renegade;

•	an increase in industrial costs primarily relating to start-up costs for the Pernambuco plant and higher product cost due to inflation; and

•	an increase in SG&A primarily for the commercial launch of the all-new 2015 Jeep Renegade.
These were partially offset by:

•	favorable net pricing.
Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €219 million, of which €83 million related to the devaluation of the Argentinian Peso resulting from changes in monetary policy and €80 million related to the adoption of the Marginal Currency System (the “SIMADI”) exchange rate at June 30, 2015 and the write-down of inventory in Venezuela to the lower of cost or net realizable value as described in Note 26, Venezuela Currency Regulations and Devaluation, within the Consolidated Financial Statements included elsewhere in this report.

APAC

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	91	149	220	(38.9)%	—	(32.3)%	—
Net revenues (€ million)	€3,662	€4,885	€6,259	(25.0)%	(23.9)%	(22.0)%	(30.8)%
Adjusted EBIT (€ million)	€105	€52	€541	101.9%	114.1%	(90.4)%	(94.8)%
Adjusted EBIT margin (%)	2.9%	1.1%	8.6%	+180 bps	—	-750 bps	—
The production of the Jeep Cherokee in 2015 and the Jeep Renegade and the all-new Jeep Compass in 2016 in the Guangzhou plant of our GAC FCA JV represented the continued transition to local SUV production in China. As a result of the increased local production by the GAC FCA JV, the Group is importing fewer vehicles into China. As the GAC FCA JV is accounted for using the equity method of accounting, the results of the joint venture are recognized in the line item Result from investments within the Consolidated Income Statement, rather than being consolidated on a line by line basis. This shift to localized production in China has the effect of decreasing Net revenues and other lines of the Consolidated Income Statement due to fewer shipments through our consolidated operations in China. As this trend continues, the results from the GAC FCA JV and Adjusted EBIT become increasingly important to understanding our results from operations in APAC.
Shipments

•
The decrease in shipments in 2016 compared to 2015 was primarily attributable to the transition to local Jeep production in China, as well as lower volumes in Australia due to pricing actions to offset the weakened Australian Dollar.

•
The decrease in shipments in 2015 compared to 2014 was due to the interruption in supply from the Tianjin (China) port explosions as described below, strong competition from local producers and the transition to local production in China. In addition, pricing actions to offset the weakness of the Australian Dollar had a negative impact on volumes in Australia.

Net revenues
The decrease in APAC Net revenues in 2016 compared to 2015 was primarily due to:

•	lower shipments, as described above, which was partially offset by favorable vehicle mix from imported vehicles and increased sales of components.
The decrease in APAC Net revenues in 2015 compared to 2014 was primarily due to:

•	lower shipments, as described above; and

•	negative net pricing, which was mainly due to increased incentives in China and foreign currency effects.
On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin, China, impacted several storage areas containing approximately 25,000 FCA branded vehicles, of which approximately 13,300 are owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As a result of the explosions, nearly all of the vehicles at the Port of Tianjin were affected and some were destroyed. During the year ended December 31, 2015, €89 million was recorded as a reduction to Net revenues that related to incremental incentives for vehicles affected by the explosions.

Adjusted EBIT
The following charts reflect the change in APAC Adjusted EBIT by operational driver for 2016 as compared to 2015 and for 2015 as compared to 2014.
The increase in APAC Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	a decrease in SG&A mainly due to marketing costs, which are now incurred by the GAC FCA JV;

•	improved results from the GAC FCA JV driven by the local production of Jeep in China and favorable foreign currency effects (reflected within “Other”).
These were partially offset by:

•	negative effect from volume & mix with lower imported volumes, net of favorable vehicle mix, as described above;

•	lower net price due to incentives to complete the sell-out of discontinued and other imported vehicles; and

•	higher industrial costs due to unfavorable foreign currency transaction effects.
APAC Adjusted EBIT for the year ended December 31, 2016 excluded total charges of €44 million primarily relating to asset impairments of €109 million mainly for the locally produced Fiat Ottimo and Viaggio (in connection with the Group's capacity realignment to SUV production in China) and a net gain of €55 million reflecting costs and initial insurance recoveries related to the explosions at the Port of Tianjin in August 2015.
Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT.  Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT.  Through December 31, 2016, no significant insurance recoveries related to Tianjin have been recognized in Adjusted EBIT.

The decrease in APAC Adjusted EBIT in 2015 compared to 2014 was primarily attributable to:

•	the decrease in volumes, as described above; and

•	unfavorable net pricing.
These were partially offset by:

•	lower SG&A mainly as a result of reduced advertising expense.
APAC Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €205 million, of which €142 million related to the write-down of inventory (€53 million) and incremental incentives (€89 million) for vehicles affected by the explosions at the Port of Tianjin in August 2015.
EMEA

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (thousands of units)	1,306	1,142	1,024	14.4%	—	11.5%	—
Net revenues (€ million)	€21,860	€20,350	€18,020	7.4%	8.7%	12.9%	10.9%
Adjusted EBIT (€ million)	€540	€213	€(41)	153.5%	n.m.	n.m.	n.m.
Adjusted EBIT margin (%)	2.5%	1.0%	(0.2)%	+150 bps	—	+120 bps	—
__________________________
n.m. = Number is not meaningful.

Shipments

•
The increase in vehicle shipments in 2016 compared to 2015 was primarily attributable to (i) an increase in passenger car shipments to 1,018 thousand units (+13 percent) and (ii) an increase in shipments of light commercial vehicles (“LCVs”) to 288 thousand units (+19 percent).

•	The increase in vehicle shipments in 2015 compared to 2014 was largely driven by the Fiat 500 family and the Jeep brand, specifically the all-new Fiat 500X and the all-new 2015 Jeep Renegade.
Net revenues
The increase in EMEA Net revenues in 2016 compared to 2015 was primarily attributable to:

•
a total positive effect of €2.3 billion related to the increase in volumes and favorable vehicle mix mainly driven by the all-new Tipo family, Jeep Renegade and all-new Alfa Romeo Giulia, which was partially offset by

•	unfavorable foreign currency effects of €0.3 billion.
The increase in EMEA Net revenues in 2015 compared to 2014 was primarily attributable to:

•	a total positive effect of €1.9 billion related to higher volumes and favorable vehicle mix;

•	positive net pricing of €0.1 billion, which was mainly driven by pricing actions in non-European Union markets; and

•	favorable foreign currency effects of €0.4 billion.
Adjusted EBIT
The following charts reflect the change in EMEA Adjusted EBIT by operational driver for 2016 as compared to 2015 and for 2015 as compared to 2014.
The increase in EMEA Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	higher volumes and vehicle mix improvement, as described above, and

•	improved results from the joint ventures with FCA Bank and Tofas.
These were partially offset by:

•	an increase in industrial costs mainly due to higher research and development costs, net of purchasing and manufacturing efficiencies and

•	an increase in SG&A mainly due to higher advertising costs to support new product launches, particularly for the Alfa Romeo brand.

The improvement in EMEA Adjusted EBIT in 2015 compared to an Adjusted EBIT loss in 2014 was primarily attributable to:

•	increased volumes and favorable mix reflecting the continued success of the Fiat 500 family and Jeep brand and

•	positive net pricing.
These were partially offset by:

•	an increase in SG&A primarily relating to marketing spending to support the all-new Fiat 500X and Jeep Renegade and

•	an increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to a stronger U.S. Dollar, partially offset by cost efficiencies.
Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €47 million which primarily related to asset impairments.

Maserati

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Shipments (units)	42,100	32,474	36,448	29.6%	—	(10.9)%	—
Net revenues (€ million)	€3,479	€2,411	€2,767	44.3%	47.0%	(12.9)%	(22.4)%
Adjusted EBIT (€ million)	€339	€105	€275	222.9%	228.9%	(61.8)%	(65.5)%
Adjusted EBIT margin (%)	9.7%	4.4%	9.9%	+530 bps	—	-550 bps	—
__________________________
n.m. = Number is not meaningful
Shipments
The increase in Maserati shipments in 2016 compared to 2015 was primarily attributable to:

•	the launch of the all-new Maserati Levante, which drove significantly higher shipments in China (+91 percent), Europe (+37 percent) and North America (+14 percent).
Net revenues

•	The increase in Maserati Net revenues in 2016 compared to 2015 was primarily driven by higher shipments and favorable vehicle and market mix.

•	The decrease in Maserati Net revenues in 2015 compared to 2014 was primarily driven by a decrease in Quattroporte volumes in 2015 that resulted from weaker segment demand in the U.S. and China.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in 2016 compared to 2015 was primarily due to:

•	positive effect from volume & mix, as described above, which was partially offset by

•	an increase in industrial costs and commercial launch activities.
The decrease in Maserati Adjusted EBIT in 2015 compared to 2014 was primarily due to lower volumes and unfavorable mix.

Components

				Increase/(Decrease)
	Years ended December 31			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	%	CER	%	CER
Net revenues (€ million)	€9,659	€9,770	€8,619	(1.1)%	1.1%	13.4%	11.3%
Adjusted EBIT (€ million)	€445	€395	€285	12.7%	15.9%	38.6%	28.0%
Adjusted EBIT margin (%)	4.6%	4.0%	3.3%	+60 bps	—	+70 bps	—
Net revenues

•
Net revenues were slightly down in 2016 compared to 2015 primarily due to lower volumes at Comau and unfavorable foreign currency transaction effects, which were largely offset by volume increases at Magneti Marelli mainly from the lighting business line.

•
The increase in Net revenues in 2015 compared to 2014 was primarily as a result of positive performance in the lighting and electronic systems businesses of Magneti Marelli and the body assembly, powertrain and robotics businesses of Comau, which were partially offset by the decrease in Teksid Net revenues (10 percent decrease in cast iron business volumes, partially offset by a 21 percent increase in aluminum business volumes).

Adjusted EBIT
The increase in Adjusted EBIT in 2016 compared to 2015 was primarily related to:

•	positive effect from volume & mix, which was partially offset by

•	higher industrial costs mainly due to inflation and unfavorable foreign currency effects, net of purchasing and industrial efficiencies.
For the year ended December 31, 2016, Adjusted EBIT excluded total net charges of €66 million which primarily related to asset impairments of €49 million and restructuring costs of €25 million.
The increase in Adjusted EBIT in 2015 compared to 2014 was primarily related to the positive effect from volume & mix.
Recent Developments
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017.  The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand.  The prepayment did not result in a material loss on extinguishment.

B. Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products, (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity and for maintenance and environmental compliance. Our capital expenditures in 2017 are expected to be in line with 2016 capital expenditures and within the range of €8.5 to €9.0 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.
Our business and results of operations depend on our ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, we have significant fixed costs and therefore, changes in our vehicle shipment volumes can have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on our cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues, tend to negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for export shipments of vehicles, fleet sales as well as sales of powertrain systems and pre-assembled parts of vehicles tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to accelerate collections and transfer relevant risks to the factor, a change in vehicle shipment volumes may cause fluctuations in our working capital. The increased internationalization of our product portfolio may also affect our working capital requirements as there may be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital can be affected by the trend and seasonality of shipments of vehicles with a buy-back commitment.

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
In March 2016, FCA US entered into amendments to the credit agreements that govern its Tranche B Term Loans, to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group (refer to the section —Capital Market and Other Financing Transactions - FCA US Tranche B Term Loans below). As a result, FCA US's cash management activities are no longer managed separately from the rest of the Group.
Certain notes issued by FCA and its treasury subsidiaries include covenants which may be affected by circumstances related to certain subsidiaries (including FCA Italy and FCA US); in particular, there are cross-default clauses which may accelerate repayments in the event that such subsidiaries fail to pay certain of their debt obligations.

Long-term liquidity requirements may involve some level of debt refinancing as outstanding debt becomes due or we are required to make principal payments. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of other companies in our industry. With the elimination of the restrictions on the free flow of capital within FCA in March 2016, as well as a more efficient capital structure, we plan on reducing our available liquidity from its current level to approximately €20 billion and we plan on repaying maturing capital market debt with cash on hand.
However, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in Item 3D —Risk Factors.
Available Liquidity
The following table summarizes our available liquidity:

	At December 31
(€ million)	2016	2015 (1)	2014
Cash, cash equivalents and current securities (2)	€17,559	€21,144	€23,050
Undrawn committed credit lines (3)	6,242	3,413	3,171
Total Available liquidity (4)	€23,801	€24,557	€26,221
_____________________________
(1) The assets of the Ferrari segment were classified as Assets held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. These assets, as well as, the undrawn revolving credit facility of €500 million of Ferrari at December 31, 2015, are not included in the figures presented.
(2) Current securities comprise of short-term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(3) Excludes the undrawn €0.3 billion long-term dedicated credit lines available to fund scheduled investments at December 31, 2016 (€0.3 billion was undrawn at December 31, 2015 and €0.9 billion was undrawn at December 31, 2014). At December 31, 2015, the amount also excluded the undisbursed €0.4 billion on the non-revolving loan agreement of FCA Mexico, S.A. de C.V.
(4) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group's ability to meet its liquidity requirements at the dates presented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €17.6 billion of cash, cash equivalents and current securities available at December 31, 2016 (€21.1 billion at December 31, 2015, €23.0 billion at December 31, 2014), €9.8 billion, or 55.7 percent were denominated in U.S. Dollar (€12.6 billion, or 59.7 percent, at December 31, 2015 and €10.6 billion, or 46.0 percent, at December 31, 2014) and €3.3 billion, or 18.8 percent, were denominated in Euro (€3.4 billion, or 16.1 percent, at December 31, 2015 and €6.2 billion, or 27.0 percent, at December 31, 2014).
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaced and expanded the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and replaced the U.S.$1.3 billion five-year revolving credit facility of FCA US that was scheduled to expire on May 24, 2016. On November 25, 2015, FCA US terminated its undrawn FCA US revolving credit facility. At December 31, 2015, the first tranche of the RCF of €2.5 billion (originally expiring in July 2018) was available and was undrawn. In March 2016, the second €2.5 billion tranche (expiring in June 2020) of the RCF was made available to the Group in conjunction with the amendments to the credit agreements that govern FCA US's Tranche B Term Loans. In June 2016, the maturity date of the first €2.5 billion tranche was extended to July 2019. The first tranche of €2.5 billion has one further extension option (11-months) which is exercisable on the second anniversary of signing. At December 31, 2016, the total €5.0 billion RCF was undrawn.
Effective June 24, 2016, the Group terminated early the disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico, S.A. de C.V. (“FCA Mexico”), (the “Mexico Bank Loan”), entered into on March 20, 2015. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available.

At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines totaling €3.4 billion included the first tranche of €2.5 billion tranche of the €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities.
The €756 million decrease in total available liquidity from December 31, 2015 to December 31, 2016 primarily reflects the reduction in gross debt, which was partially offset by cash generated by operations, net of investing activities, and the increase in available undrawn committed credit lines of €2.8 billion, which primarily related to the second €2.5 billion tranche of the RCF, as described above. Refer to the section —Cash Flows below for additional information.

Cash Flows
Year Ended December 31, 2016 compared to the Years Ended December 31, 2015 and 2014
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2016, 2015 and 2014. Also, refer to our Consolidated Statement of Cash Flows and Note 30, Explanatory notes to the Consolidated Statement of Cash Flows, within our Consolidated Financial Statements included elsewhere in this report for additional information.

	Years ended December 31
(€ million)	2016	2015 (1)	2014 (1)
Cash flows from operating activities - continuing operations	€10,594	€9,224	€7,346
Cash flows from operating activities - discontinued operations	—	527	823
Cash flows used in investing activities - continuing operations	(9,039)	(8,874)	(7,608)
Cash flows used in investing activities - discontinued operations	—	(426)	(532)
Cash flows used in financing activities - continuing operations	(5,127)	(5,195)	2,101
Cash flows from financing activities - discontinued operations	—	2,067	36
Translation exchange differences	228	681	1,219
Total change in cash and cash equivalents	(3,344)	(1,996)	3,385
Cash and cash equivalents at beginning of the period	20,662	22,840	19,455
Cash and cash equivalents at end of the period - included within Assets held for distribution	—	182	—
Cash and cash equivalents at end of the period	€17,318	€20,662	€22,840
_________________________
(1) Ferrari operating results and cash flows were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Statements of Cash Flows for the years ended December 31, 2015 and 2014 following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015. The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015.
Operating Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, net cash from operating activities of €10,594 million was primarily the result of (i) net profit from continuing operations of €1,814 million adjusted to add back €5,956 million for depreciation and amortization expense and other non-cash items of €111 million, (ii) a net increase of €1,519 million in provisions mainly due to the increase in the warranty provision of €414 million in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, estimated net costs of €132 million associated with a recall for which costs are being contested with a supplier, and an increase in accrued sales incentives primarily related to NAFTA and EMEA; (iii) €123 million dividends received mainly from our equity method investments and (iv) the positive effect of the change in working capital of €777 million that was primarily driven by (a) decrease in trade receivables of €177 million, (b) increase in trade payables of €776 million mainly related to increased production levels in EMEA, that was partially offset by reduced activity in LATAM and the effect of localized Jeep production in China, (c) €295 million increase in other payables and receivables primarily related to the net payment of taxes and deferred expenses, which were partially offset by (d) €471 million increase in inventories mainly related to the increased production of new vehicle models in EMEA.
Operating Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, net cash from operating activities of €9,751 million was primarily the result of (i) net profit from continuing operations of €93 million adjusted to add back €5,414 million for depreciation and amortization expense and other non-cash items of €812 million which included (a) total €713 million non-cash charges for asset impairments that mainly related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles and (b) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to remeasure our Venezuelan subsidiary’s net monetary assets in U.S. Dollar (reported, for the effect on cash and cash equivalents, within “Translation exchange differences”); (ii) a net increase of €3,206 million in provisions mainly related to an increase in the warranty provision, which included the change in estimate for future recall campaign costs in NAFTA, and higher accrued sales incentives primarily related to increased sales volumes in NAFTA; (iii) €112 million dividends received mainly from our equity method investments; and (iv) €527 million of cash flows from discontinued operations, which were partially offset by (v) the negative effect of the change in working capital of €158 million primarily driven by (a) €958 million increase in inventories, which reflects the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers, (b) €191 million increase in trade receivables, (c) €580 million decrease in changes in other payables and receivables primarily related to the net payment of taxes and deferred expenses, which were partially offset by (d) €1,571 million increase in trade payables, mainly related to increased production levels in EMEA.
Operating Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, net cash from operating activities of €8,169 million was primarily the result of (i) net profit from continuing operations of €359 million adjusted to add back (a) €4,607 million for depreciation and amortization expense and (b) other non-cash items of €348 million, which primarily included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the agreement entered into by the UAW and FCA US in January 2014, (ii) €98 million re-measurement charge recognized as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (reported, for the effect on cash and cash equivalents, in the “Translation exchange differences”), which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the acquisition of the remaining 41.5 percent interest in FCA US previously not owned; (ii) a net increase of €1,169 million in provisions, mainly related to a €959 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA, and a €210 million increase in employees benefits mainly related to U.S. and Canada pension plans as the impact of lower discount rates was not fully offset by the higher return on assets; (iii) positive effect of the change in working capital of €779 million primarily driven by (a) €1,470 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles, (b) €106 million decrease in trade receivables and (c) €24 million of changes in other payables and receivables, which were partially offset by (d) €821 million increase in inventory mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati; (iv) €87 million dividends received mainly from our equity method investments; and (v) €823 million of cash flows from discontinued operations.
Investing Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, net cash used in investing activities of €9,039 million was primarily the result of (i) €8,815 million of capital expenditures, including €2,558 million of capitalized development expenditures that supported investments in existing and future products, which primarily related to the mass-market vehicle operations in NAFTA and EMEA as well as the investment in the Alfa Romeo brand, (ii) a total of €116 million for investments in joint ventures, associates and unconsolidated subsidiaries that primarily related to an additional investment in the GAC FCA JV and (iii) €483 million of a net increase in receivables from financing activities that primarily related to the increase in lending portfolio of the financial services activities of the Group in China and Europe.
Investing Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in investing activities of €9,300 million was primarily the result of (i) €8,819 million of capital expenditures, including €2,504 million of capitalized development expenditures, that supported investments in existing and future products. Capital expenditures primarily related to the mass-market vehicle operations in NAFTA and EMEA, investment in the Alfa Romeo brand and the completion of the plant in Pernambuco, Brazil; (ii) a total of €266 million for investments in joint ventures, associates and unconsolidated subsidiaries, of which €171 million was for the GAC FCA JV; and (iii) €426 million of cash flows used by discontinued operations, which were partially offset by €410 million of a net decrease in receivables from financing activities which primarily related to the decreased lending portfolio of the financial services activities of the Group in Brazil and China.

Investing Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, net cash used in investing activities of €8,140 million was primarily the result of (i) €7,804 million of capital expenditures, including €2,132 million of capitalized development expenditures, to support investments in existing and future products primarily related to the mass-market vehicle operations in NAFTA and EMEA as well as the construction of the plant at Pernambuco, Brazil; (ii) €78 million of a net decrease in receivables from financing activities which primarily related to the decreased lending portfolio of the financial services activities of the Group; and (iii) €532 million of cash flows used by discontinued operations.
Financing Activities —Year Ended December 31, 2016
For the year ended December 31, 2016, net cash used in financing activities of €5,127 million was primarily the result of (i) the repayment at maturity of three notes issued under the Global Medium Term Note (“GMTN”) Programme, two of which were for an aggregate principal amount of €2,000 million and one for a principal amount of CHF 400 million (€373 million) and (ii) the repayment of other long-term debt for a total of €4,618 million, which included the (a) €1,800 million (U.S.$2.0 billion) of cash used for the voluntary prepayments of principal of FCA US's Tranche B Term Loans (refer to the section —Capital Market and Other Financing Transactions below), (b) the payment of the financial liability related to the mandatory convertible securities of €213 million upon their conversion to FCA shares and (c) repayments at maturity of other long-term debt of €2,605 million primarily in Brazil, which were partially offset by (iii) the issuance of a new note under the GMTN Programme for a principal amount of €1,250 million (refer to the section —Capital Market and Other Financing Transactions below) and (iv) proceeds from other long-term debt for a total of €1,342 million, which included the proceeds from the €250 million loan entered into with the European Investment Bank (“EIB”) in December 2016 (refer to the section —Capital Market and Other Financing Transactions below).
Financing Activities —Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in financing activities of €3,128 million was primarily the result of (i) the prepayment of FCA US's secured senior notes due June 15, 2019 for an aggregate principal amount of €2,518 million and the prepayment of FCA US's secured senior notes due June 15, 2021 for an aggregate principal amount of €2,833 million; (ii) the repayment at maturity of two notes that had been issued under the GMTN Programme, one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million); and (iii) the repayment of other long-term debt for a total of €4,412 million, which included (a) the repayment of the EIB loan of €250 million at maturity, the prepayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March 2015, (b) total payments of €244 million on the Canada HCT Notes, and (c) other repayments of borrowings, primarily in Brazil and FCA treasury companies, which were partially offset by (iv) proceeds from FCA's issuance of U.S.$3,000 million (€2,840 million) total principal amount of unsecured senior notes due in 2020 and 2023 (refer to the section —Capital Market and Other Financing Transactions below); (v) proceeds from other long-term debt for a total of €3,061 million, which included (a) the disbursement received of €0.4 billion under the Mexico Bank Loan of €0.8 billion (U.S.$0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, (b) proceeds from the €600 million loan granted by the EIB and SACE (refer to the section —Capital Market and Other Financing Transactions below) and (c) other financing transactions, primarily in Brazil; (vi) net proceeds from the Ferrari initial public offering in October 2015; and (vii) net proceeds of €2.0 billion from the draw-down of the syndicated loan facilities entered into by Ferrari N.V. in November 2015, included within Cash flows from financing activities - discontinued operations.
Financing Activities —Year Ended December 31, 2014
For the year ended December 31, 2014, net cash from financing activities of €2,137 million was primarily the result of (i) net proceeds of €2,245 million from the issuance of mandatory convertible securities due 2016 and net proceeds of €849 million from the offering of 100 million common shares; (ii) proceeds from issuances of notes for a total amount of €4,629 million which included (a) approximately €2,556 million of notes issued under the GMTN Programme and (b) €2,073 million (for a total face value of U.S.$2,755 million) of secured senior notes issued by FCA US used to prepay the balance of FCA US's financial liability to the VEBA Trust (the “VEBA Trust Note”) that had been issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees; (iii) proceeds from new other long-term debt for a total of €4,873 million, which included (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its original tranche B term loan facility and (b) the new U.S.$1,750 million (€1.3 billion) tranche B term loan, issued under a new term loan credit facility entered into by FCA US to facilitate the prepayment of the VEBA Trust Note, and (c) new long-term debt in Brazil; and (iv) a positive net contribution of €496 million from the net change in short-term debt and other financial assets/liabilities, which were partially offset by (v) the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation; (vi) repayment of other long-term debt for a total of €5,834 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5.0 billion (€3.6 billion), including accrued and unpaid interest, and repayment of other long-term debt primarily in Brazil; (vii) the repayment at maturity of notes that had been issued under the GMTN Programme for a total principal amount of €2,150 million; and (viii) the net cash disbursement of €417 million for the exercise of the Cash Exit Rights in connection with the Merger.
The positive translation exchange differences for the years ended December 31, 2016, 2015 and 2014 of €228 million, €681 million and €1,219 million, respectively, primarily reflected the change in the Euro-translated value of cash and cash equivalents denominated in U.S. Dollar.

Net Debt
The following table details our Net debt at December 31, 2016 and 2015 and provides a reconciliation of this non-GAAP measure to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position. In conjunction with the amendments to the credit agreements that govern FCA US's Tranche B Term Loans entered into in March 2016, FCA US's cash management activities are no longer managed separately from the rest of the Group. As a result, the Group no longer provides the analysis of Net industrial debt split between FCA US and the remainder of the Group.

	At December 31
	2016			2015 (1)
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third parties debt (principal)	€(22,499)	€(1,535)	€(24,034)	€(26,555)	€(1,105)	€(27,660)
Capital market(2)	(12,055)	(417)	(12,472)	(13,382)	(264)	(13,646)
Bank debt	(9,026)	(733)	(9,759)	(11,602)	(653)	(12,255)
Other debt (3)	(1,418)	(385)	(1,803)	(1,571)	(188)	(1,759)
Accrued interest and other adjustments(4)	(11)	(3)	(14)	(127)	1	(126)
Debt with third parties	(22,510)	(1,538)	(24,048)	(26,682)	(1,104)	(27,786)
Intercompany, net (5)	627	(627)	—	529	(568)	(39)
Current financial receivables from jointly-controlled financial services companies (6)	80	—	80	16	—	16
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(21,803)	(2,165)	(23,968)	(26,137)	(1,672)	(27,809)
Derivative financial assets/(liabilities), net and collateral deposits (7)	(144)	(6)	(150)	103	14	117
Current Available-for-sale and Held-for-trading securities	204	37	241	457	25	482
Cash and cash equivalents	17,167	151	17,318	20,528	134	20,662
Debt classified as held for sale	(9)	—	(9)	—	—	—
Total Net debt	€(4,585)	€(1,983)	€(6,568)	€(5,049)	€(1,499)	€(6,548)
 ________________________________
(1) The assets of the Ferrari segment were classified as Assets held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. These assets as well as the undrawn revolving credit facility of €500 million of Ferrari are not included in the figures presented at December 31, 2015.
(2) Includes notes issued under the GMTN Programme and other notes (€12,055 million at December 31, 2016 and €13,078 million at December 31, 2015), other debt instruments (€417 million at December 31, 2016 and €359 million at December 31, 2015) issued in financial markets, mainly from LATAM financial services companies. At December 31, 2015, the amount also included the financial liability component of the mandatory convertible securities of €209 million, which were converted into FCA common shares in December 2016.
(3) Includes the Canada HCT notes (€261 million December 31, 2016 and €354 million at December 31, 2015), asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€411 million December 31, 2016 and €206 million at December 31, 2015) and arrangements accounted for as a lease under IFRIC 4 - Determining whether an arrangement contains a lease, and other debt.
(4) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(5) Net amount between industrial activities entities' financial receivables due from financial services entities (€755 million at December 31, 2016 and €664 million at December 31, 2015) and industrial activities entities' financial payables due to financial services entities (€128 million at December 31, 2016 and €96 million at December 31, 2015). At December 31, 2015, it also included financial receivables due from discontinued operations of €98 million and financial payables due to discontinued operations of €137 million.
(6) Financial receivables due from FCA Bank.
(7) Fair value of derivative financial instruments (net negative €218 million at December 31, 2016 and net positive €77 million at December 31, 2015) and collateral deposits (€68 million at December 31, 2016 and €40 million at December 31, 2015).
As of December 31,2016, Net debt was €6,568 million and was consistent with Net debt of €6,548 million as of December 31, 2015. Excluding negative foreign currency translation effects, Net debt decreased by over €1.0 billion, with net debt from industrial activities decreasing by €1.3 billion (refer to —Change in Net Industrial Debt, below), which was partially offset by an increase of €0.3 billion in net debt from financial services that was used to support the increase in financing activities in China and Europe.

Change in Net Industrial Debt
As described in Item 5. Operating and Financial Review—Non GAAP Financial Measures, Net industrial debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.     The following section sets forth an explanation of the changes in our Net industrial debt during 2016 and 2015.
At December 31, 2016, Net industrial debt of €4,585 million decreased by €464 million from €5,049 million at December 31, 2015 primarily as a result of (i) cash flow from industrial operating activities of €10,563 million, which represents the majority of the consolidated cash flow from operating activities of €10,594 million (refer to the section —Cash Flows above), which was partially offset by (ii) investments in industrial activities of €8,812 million representing investments in property, plant and equipment and intangible assets and (iii) negative foreign currency translation effects of €859 million primarily due to the strengthening of the Brazilian Real.
In 2015, Net industrial debt decreased by €2,605 million from €7,654 million at December 31, 2014, which included Ferrari's Net industrial debt, to €5,049 million at December 31, 2015, which excluded Ferrari's Net industrial debt of €963 million. The reduction in Net industrial debt during the year was primarily driven by (i) cash flow from industrial operating activities of €9,703 million which represents the majority of the consolidated cash flow from operating activities of €9,751 million (refer to the section —Cash Flows above), (ii) net cash proceeds from the Ferrari initial public offering of €866 million, (iii) the payment to non-controlling interests for €280 million in connection with the Ferrari initial public offering and in preparation for the spin-off of the remaining common shares of Ferrari N.V. owned by FCA and (iv) positive translation exchange differences of €734 million, primarily reflecting the effect of the devaluation of Brazilian Real when converting the Brazilian companies’ net industrial debt to Euro, which were partially offset by (v) investments in industrial activities of €8,816 million representing investments in property, plant and equipment and intangible assets, acquisition and capital increases in joint ventures, associates and unconsolidated subsidiaries of €268 million and cash used in industrial investing activities of discontinued operations of €372 million.
Capital Market and Other Financing Transactions
Notes Issued Under The GMTN Programme
Certain notes issued by the Group are governed by the terms and conditions of the GMTN Programme. A maximum of €20 billion may be used under this program, of which notes of approximately €9.2 billion were outstanding at December 31, 2016 (€10.3 billion at December 31, 2015). The GMTN Programme is guaranteed by FCA, which may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the GMTN Programme during 2016 were due to the:

•	issuance of a 3.75 percent note at par in March 2016 with a principal amount of €1,250 million due in March 2024. The note is listed on the Irish Stock Exchange;

•	repayment at maturity of a note in April 2016 with a principal amount of €1,000 million;

•	repayment at maturity of a note in October 2016 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2016 with a principal amount of CHF 400 million (€373 million).
Changes in notes issued under the GMTN Programme during 2015 were due to the:

•	repayment at maturity of two notes, one with a principal amount of €1,500 million and one with a principal amount of CHF 425 million (€390 million).

As of December 31, 2016, FCA was in compliance with the covenants of the notes issued under the GMTN Programme (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the outstanding notes at December 31, 2016 and 2015 under the GMTN Programme and the related covenants).
Other Notes
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
On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes. FCA used the net proceeds from the offering of the Notes for general corporate purposes and the refinancing of a portion of the outstanding secured senior notes of FCA US, as described below. As of December 31, 2016, FCA was in compliance with the covenants of the Notes (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
FCA US Secured Senior Notes
On May 14, 2015, FCA US prepaid its secured senior notes due in 2019 with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US.
On December 21, 2015, FCA US prepaid its secured senior notes due in 2021 with an aggregate principal outstanding amount of U.S.$3,080 million (€2,833 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.3 billion (€3.0 billion) was made with cash on hand at FCA US.
The secured senior notes due in 2019 and the secured senior notes due in 2021 of FCA US are collectively referred to as the “Secured Senior Notes.”
Bank Debt
Bank debt was primarily comprised of amounts due under (i) FCA US's Tranche B Term Loans of €2.7 billion at December 31, 2016 and €4.4 billion at December 31, 2015, (ii) financial liabilities of the Brazilian operating entity (€4.0 billion at December 31, 2016 and €4.1 billion at December 31, 2015) including a number of financing arrangements with certain Brazilian development banks, as well as to fund the financial services business in that country (refer to the section —Brazil, below), (iii) loans provided by the EIB (€1.3 billion at December 31, 2016 and €1.2 billion at December 31, 2015) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies under short and long-term credit facilities (€0.1 billion at December 31, 2016 and €0.6 billion at December 31, 2015) and (v) amounts outstanding relating to financing arrangements of FCA Mexico amounting to €0.5 billion at December 31, 2016 and 2015.

FCA US Tranche B Term Loans
At December 31, 2016, €1,730 million (€2,863 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's Tranche B Term Loan due 2017. The Tranche B Term Loan due 2017 bears interest, at FCA US's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
At December 31, 2016, €948 million (€1,574 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's Tranche B Term Loan due 2018. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, at either a base rate plus 1.5 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loans without premium or penalty.
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern the Tranche B Term Loans, to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016, which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and will be amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.
As of December 31, 2016, FCA US was in compliance with the covenants of the credit agreements that govern the Tranche B Term Loans (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
European Investment Bank Borrowings
We have financing agreements with the EIB for a total of €1.3 billion outstanding at December 31, 2016 (€1.2 billion outstanding at December 31, 2015), which included (i) a new loan for €250 million entered into in December 2016 described below (ii) the €600 million facility with the EIB and SACE described below, (iii) a facility of €400 million (maturing in 2018) for supporting certain investments and research and development programs in Italy to protect the environment through the reduction of emissions and improved energy efficiency and (iv) a €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
On December 2, 2016, the Group entered into a new €250 million loan with the EIB for research and development projects implemented by FCA. The three-year loan will support the Group’s three-year (2017-2019) investment plan in research and development centers in Italy, which includes a number of key objectives such as greater efficiency, a reduction in CO2 emissions by petrol and alternative fuel engines and the study of new hybrid architectures, as well as certain capital expenditures for facilities located in southern Italy.

On June 29, 2015, FCA, the EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by the EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy.
Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to €4.0 billion at December 31, 2016 (€4.1 billion at December 31, 2015), of which €3.3 billion (€3.6 billion at December 31, 2015) are loans with an average residual maturity of 1 to 2 years, while €0.7 billion (€0.5 billion at December 31, 2015) are short-term credit facilities. The loans primarily include subsidized loans granted by such public financing institutions as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil with loans of sizeable amounts at low rates. At December 31, 2016, outstanding subsidized loans amounted to €2.6 billion (€1.9 billion at December 31, 2015), of which €1.6 billion (€1.2 billion at December 31, 2015), related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.9 billion). Approximately €0.3 billion (€0.3 billion at December 31, 2015), of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2016. The average residual maturity of the subsidized loans was approximately 3 years.
Mexico Bank Loan
On March 20, 2015, FCA Mexico, our principal operating subsidiary in Mexico, entered into the Mexico Bank Loan, a U.S.$0.9 billion (€0.8 billion) non-revolving loan agreement maturing on March 20, 2022, and received a disbursement of U.S.$0.5 billion (€0.5 billion at December 31, 2016), which bears interest at one-month LIBOR plus 3.35 percent per annum. The proceeds were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. Effective June 24, 2016, the Group terminated early the disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group. As of December 31, 2016, we may prepay all or any portion of the loan without premium or penalty. As of December 31, 2016, FCA Mexico was in compliance with all covenants under the Mexico Bank Loan (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
Other Debt
At December 31, 2016, Other debt included the principal balance of the unsecured Canada HCT Notes, totaling €261 million (€354 million at December 31, 2015), which represents FCA US's principal Canadian subsidiary's remaining financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), which represented employees, retirees and dependents. During the year ended December 31, 2016, FCA US's Canadian subsidiary prepaid the remaining scheduled payments due on the Canada HCT Tranche C Note and during the year ended December 31, 2015, FCA US's Canadian subsidiary prepaid the remaining scheduled payments on the Canada HCT Tranche A Note (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report).
At December 31, 2016, debt secured by assets of the Group (excluding FCA US) amounted to €914 million (€747 million at December 31, 2015), of which €433 million (€373 million at December 31, 2015) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €1,940 million at December 31, 2016 (€1,400 million at December 31, 2015).
At December 31, 2016, debt secured by assets of FCA US of €3,446 million included €2,678 million relating to the Tranche B Term Loans, €207 million due to creditors for assets acquired under finance leases and €561 million for other debt and financial commitments. At December 31, 2015, debt secured by assets of FCA US of €5,254 million and included €4,437 million relating to the Tranche B Term Loans, €243 million due to creditors for assets acquired under finance leases and €574 million for other debt and financial commitments.

C. Research and Development, Patents and Licenses, etc.
Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, fuel efficiency, reliability, consumer perception and sustainability of our products and services.
As of December 31, 2016, we operated 87 research and development centers worldwide with a combined headcount of approximately 20 thousand employees supporting our research and development efforts. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering. We also provide several internal programs through which a portion of our engineers receive cross-training in various technical and business functions.
In 2016, total expenditures for research and development amounted to €4.2 billion, representing 3.8 percent of Net revenues attributable to industrial operations (excluding revenue from financial services). Total expenditures for research and development for the year ended December 31, 2016 increased 6.7 percent from €3,953 million from the year ended December 31, 2015, which was in line with the Group's product development established in the Business Plan.
The following table summarizes our research and development expenditures in the years ended December 31, 2016, 2015 and 2014:

	Years ended December 31
(€ million)	2016	2015	2014
Capitalized development expenditures	€2,558	€2,504	€2,132
Research and development expenditures expensed	1,661	1,449	1,320
Total Research and development expenditures	€4,219	€3,953	€3,452
Capitalized development expenditures as % of Total Research and development expenditures	60.6%	63.3%	61.8%

The following table summarizes our research and development cost in the years ended December 31, 2016, 2015 and 2014:

	Years ended December 31
(€ million)	2016	2015	2014
Research and development expenditures expensed	€1,661	€1,449	€1,320
Amortization of capitalized development expenditures	1,492	1,194	932
Impairment and write-off of capitalized development expenditures	121	221	82
Total Research and development costs	€3,274	€2,864	€2,334
We focus our research efforts on two areas aimed at improving efficiency and reducing fuel consumption and emissions: vehicle energy demand (including weight, aerodynamics, drag, rolling resistance, heating, air-conditioning and auxiliaries) and powertrain technologies (engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels).
Vehicle Energy Demand
Our research focuses on reducing weight, aerodynamic drag, tire rolling resistance and driveline losses. We also continue to research conventional and hybrid vehicle applications aimed at improving recuperation of kinetic energy and re-use of thermal energy to reduce overall energy consumption and CO2 emissions.

Since 2008, we have progressively introduced engine stop-start (“ESS”), high-efficiency alternators and smart charging technology in order to further reduce fuel consumption. ESS technology turns off the engine and fuel flow automatically when the vehicle comes to a halt and re-starts the engine upon the driver disengaging the brake. All regions are implementing ESS applications. In particular, the adoption of ESS in the EMEA region has been extended to the entire vehicle range in order to improve average CO2 emissions. Smart charging technology allows for the optimization of electric generation while recovering kinetic energy. These technologies are now widely employed in the Fiat, Alfa Romeo and Lancia models, and have been adopted in certain Jeep, Dodge, Ram and Chrysler brand vehicles.
We have also introduced active aerodynamic devices, which are automatically activated under certain conditions, to improve aerodynamic drag and reduce fuel consumption and CO2 emissions, while also improving thermal management (decreased defrost time and improved engine warm up). Such active aerodynamic devices include active grille shutters and adjustable height suspension, and have been adopted in certain Jeep, Ram, Chrysler, Alfa Romeo and Maserati brand vehicles. Further, we have introduced smart actuators, such as a variable speed fuel pump and brushless motor for cooling fan, to reduce fuel consumption. Such smart actuators only require the energy needed for each specific working condition, avoiding electric power waste.
In addition, certain passenger vehicles are now equipped with low rolling resistance tires to further maximize fuel economy while delivering desirable performance.
Powertrain Technologies
The evolution of FCA proprietary technologies like MultiAir and MultiJet (increased fuel pressure and improved injection pattern) has progressed in combination with other technologies, such as direct injection, variable displacement oil pumps, two-step valve lift systems, cooled exhaust gas recirculation systems, and electronic thermostats, leading to the development of more efficient powertrain architectures.
The latest generation MultiAir technology brings further improvements in fuel efficiency and CO2 emissions via improved intake valve event control, building on the progress of the previous generation.
The wider use of smart technologies, which provide dynamic management of the vehicle’s powertrain systems, has contributed to an improved balance between performance and fuel economy. These technologies include smart charging, optimized engine cooling systems and cylinder deactivation. Conventional gasoline and diesel engines are expected to continue to play a predominant role in mobility in upcoming years. The Group believes that there is still significant potential to reduce the fuel consumption and emission levels of these engines through technological advancements.
Gasoline engines
Completely new global small and medium gasoline engine families are being developed to improve fuel economy and emission levels. These new engine families feature a modular approach from a shared cylinder design (allowing for different engine configurations, displacements, efficiency and power outputs) and are expected to cover a large range of vehicle applications and introduce features and technologies such as direct injection, downsizing, turbocharging, and cooled exhaust gas recirculation to improve efficiency, while also addressing internal friction and thermal management. In particular, both a 1.0L three cylinder and a 1.3L four cylinder Firefly global small engine application launched in the LATAM region in the third quarter of 2016, and the first global medium engine application (a 2.0L turbo four cylinder engine) launched in the Alfa Romeo Giulia in the fourth quarter of 2016.
Hybrid and Battery Propulsion
The all-new Chrysler Pacifica Hybrid achieves an efficiency rating of 84 miles per gallon equivalent (MPGe), based on U.S. Environmental Protection Agency standards. The Pacifica Hybrid is also expected to provide an estimated range of 33 miles solely on zero-emissions electric power, with its battery being capable of being recharged in approximately two hours using a level 2 240 volt charger. When the battery’s energy is depleted to a certain threshold, the Pacifica Hybrid operates like a conventional hybrid.
Power to the wheels is supplied by the electric drive system or supplemented by a specially adapted new version of the award-winning Pentastar 3.6-liter V-6 engine, which is paired with the dual-motor electrically variable transmission (“EVT”).

Additional electrification technologies applicable to rear- and all-wheel drive based vehicles are also being developed.
Natural Gas engines
A fundamental aspect of our vehicle emission reduction strategy and the use of alternative fuels, from natural gas to biofuels, is to offer technologies that are aligned with the fuels available in various markets, and capable of reducing emission levels.
We believe that in certain markets compressed natural gas is a viable near to medium-term option for promoting compliance with future fuel economy and emissions requirements. We offer a range of bi-fuel (natural gas/gasoline) vehicles in Europe, targeting a wide variety of private and commercial consumers. Safety and comfort remain uncompromised, as natural gas tanks in these vehicles are designed to be fully integrated into the vehicle structure.
Diesel engines
In recent years, diesel research has focused on the combustion process and after-treatment technologies.
On the combustion side, enhanced control of injection parameters together with optimization of combustion bowl shape represented a key step in reducing “engine-out” pollutants and enhancing fuel economy.
In terms of after-treatment systems, research and development activities have mainly focused on continuous improvements to passive and active NOx reduction technologies optimized for the next generation diesel powertrains. Advanced after-treatment systems for the reduction of NOx emissions are under development both for passenger car and light commercial vehicle applications. In particular, we have incorporated the selective catalyst reduction (“SCR”) after-treatment system to reduce NOx emissions into Fiat Ducato vehicles coupled with 2.3L diesel engines, and Ram ProMaster, Jeep Grand Cherokee and Ram 1500 vehicles coupled with 3.0L diesel engines.
Transmissions
Our transmission portfolio includes manual transmissions, automated manual transmissions, or AMTs, dual dry clutch transmissions, or DDCTs, and automatic transmissions. The automatic transmission portfolio includes 8- and 9-speed units developed in an effort to provide our customers with improved efficiency, performance and drive comfort. Also, a DDCT has been recently launched in a new coupling with the 1.6L diesel engine to gain efficiency and fuel economy. We utilize a broad portfolio of transmissions to meet varying local market demands in the different regions where we operate to achieve vehicle performance characteristics aligned with our brands.
Axles and Driveline
We focus on producing lightweight axle and driveline systems that provide capability and efficiency across our entire portfolio of vehicles. Additionally, we have deployed automatic axle disconnect systems on the majority of our four-wheel and all-wheel drive equipped vehicles to reduce parasitic losses and improve fuel economy during normal driving conditions. Future development activities are focused on optimized system design and material selection to reduce overall system weight without sacrificing capability or performance.
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

E. Off-Balance Sheet Arrangements
We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Such arrangements are described in more detail below. For additional information see Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report.
Financial Guarantees
At December 31, 2016 we had pledged guarantees on the debt or commitments of third parties totaling €8 million as well as guarantees of €2 million on related party debt which related to unconsolidated entities or dealers.
F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments as of December 31, 2016:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€20,892	€5,287	€7,285	€3,429	€4,891
Capital lease obligations(2)	654	122	224	125	183
Interest on other liabilities(3)	3,594	1,121	1,377	681	415
Operating lease obligations(4)	1,374	274	418	271	411
Unconditional minimum purchase obligations(5)	3,303	956	1,393	763	191
Purchase obligations(6)	1,996	1,818	177	1	—
Pension contribution requirements(7)	146	146	—	—	—
Total	€31,959	€9,724	€10,874	€5,270	€6,091
_____________________________
(1) Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 21, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(2) Capital lease obligations consist mainly of industrial buildings and plant, machinery and equipment used in our business. The amounts reported include the minimum future lease payments and payment commitments due under such leases. See Note 21, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(3) Amounts include interest payments based on contractual terms and current interest rates on our debt and capital lease obligations. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2016.
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
(6) Purchase obligations are comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €1,046 million and (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various group companies, in an aggregate amount of approximately €950 million.
(7) Pension contribution requirements are based on the estimate of our minimum funding requirements under our funded pension plans. We may elect to make contributions in excess of the minimum funding requirements. The Group contributions to pension plans for 2017 are expected to be €677 million, of which €645 million relate to the U.S. and Canada, with €513 million being discretionary contributions and €132 million will be made to satisfy minimum funding requirements. Our minimum funding requirements after 2017 will depend on several factors, including investment performance and interest rates. Therefore, the above excludes payments beyond 2017, since we cannot predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 19, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for the Group's pension plans and for the Group's unfunded health care and life insurance plans.
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs. We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period of time. The estimated future costs of product warranties are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. We also periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to the vehicles that we sell. In NAFTA, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is approved and is announced. Estimates of the future costs of all these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate costs of these services and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2016, our product warranty and recall campaigns provision was €7,542 million.
Other Repurchase Obligations
Refer to Note 25, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report, for information related to the Group's other repurchase obligations.
G. Safe Harbor
See section entitled Forward-Looking Statements at the beginning of this report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors and Management of FCA
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of FCA. The business address of each person listed below is c/o FCA, 25 St. James’s Street, London SW1A 1HA, United Kingdom. The Board of Directors of FCA has been appointed effective as of April 15, 2016 and its term of office will expire on the next Shareholders’ meeting, currently scheduled on April 14, 2017.

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
Summary biographies for persons who are currently directors of FCA are included below:
John Elkann (executive director) - John Elkann is Chairman of FCA. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member beginning December 1997. Mr. Elkann is also Chairman and Chief Executive Officer of Exor N.V. and Chairman and Managing Director of Giovanni Agnelli B.V.
Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the U.S. and Europe. Mr. Elkann is Chairman of PartnerRe and of Italiana Editrice S.p.A., Vice Chairman of Ferrari N.V. and Ferrari S.p.A. and a board member of The Economist Group. Mr. Elkann is a member of the Museum of Modern Art (MoMA). He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation.
Sergio Marchionne (executive director) - Sergio Marchionne currently serves as Chief Executive Officer of FCA and Chairman and Chief Executive Officer of both FCA US and FCA Italy. In addition, he is also Chairman of CNHI and Chairman and Chief Executive Officer of Ferrari N.V. and Ferrari S.p.A.
Born in Chieti (Italy) in 1952, he has dual Canadian and Italian citizenship. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant.

Mr. Marchionne began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, he was with the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its Chief Executive Officer. He then went on to head the Lonza Group Ltd, first as Chief Executive Officer (2000-2001) and then as Chairman (2002).
In February 2002, he became Chief Executive Officer of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. From 2008 to April 2010, he also served as non-executive Vice Chairman and Senior Independent Director of UBS.
In 2010, Mr. Marchionne joined the Board of Directors of Exor S.p.A. (now Exor N.V.) and, in 2015, was appointed non-executive Vice Chairman. As of September 2013, he is also Chairman of CNH Industrial N.V., the company resulting from the mergers of Fiat Industrial S.p.A. and CNH Global N.V.
Mr. Marchionne is currently a member of the Board of Philip Morris International Inc. and the Peterson Institute for International Economics, as well as Chairman of the Council for the United States and Italy and member of the J.P. Morgan International Council. Mr. Marchionne is recipient of ad honorem degrees in Industrial Engineering and Management from Polytechnic University in Turin (Italy) and in Economics from the University of Cassino (Italy), a Masters honoris causa in Business Administration from the CUOA Foundation (Italy), an honorary Doctor of Laws from the University of Windsor (Canada) and Walsh College in Troy (Michigan), and honorary doctorates in Business Administration from the University of Toledo (Ohio), in Science from Oakland University in Rochester (Michigan) and in Humane Letters from Indiana University Kokomo (Indiana).
Mr. Marchionne also holds the honor of Cavaliere del Lavoro.
Andrea Agnelli (non-executive director) - Andrea Agnelli has been Chairman of Juventus Football Club S.p.A. since May 2010 and is also Chairman of Lamse S.p.A., a holding company of which he is a founding shareholder. Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). While at university, he gained professional experience both in Italy and abroad, including positions at: Iveco-Ford in London; Piaggio in Milan; Auchan Hypermarché in Lille; Schroder Salomon Smith Barney in London; and, finally, Juventus Football Club S.p.A. in Turin.
Mr. Agnelli began his career in 1999 at Ferrari Idea in Lugano, where he was responsible for promoting and developing the Ferrari brand in non-automotive areas. In November 2000, he moved to Paris and assumed responsibility for marketing at Uni Invest SA, a Banque San Paolo company specialized in managed investment products. Mr. Agnelli worked at Philip Morris International in Lausanne from 2001 to 2004, where he initially had responsibility for marketing and sponsorships and, subsequently, corporate communication. In 2005, Mr. Agnelli returned to Turin to work in strategic development for IFIL Investments S.p.A. (now Exor N.V.) and he joined the Board of Directors of IFI S.p.A. (now Exor N.V.) in May 2006.
Mr. Agnelli is a Director of Giovanni Agnelli B.V. and a member of the advisory board of BlueGem Capital Partners LLP. He is also a member of the European Club Association’s executive board since 2012. Since July 2014, he has served as a board member of the Serie A National League of Professionals and as board member of the Foundation for the General Mutuality in Professional Team Sports. In September 2015, he was appointed to the UEFA Executive Committee as an ECA representative. Mr. Agnelli was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.
Tiberto Brandolini d’Adda (non-executive director) - Born in Lausanne (Switzerland) in 1948, Tiberto Brandolini d’Adda is a graduate in commercial law from the University of Parma. From 1972 to 1974, Mr. Brandolini d’Adda gained his initial work experience in the international department of Fiat S.p.A. and then at Lazard Bank in London. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint in 1976 as General Manager for France. In 1985, he was appointed General Manager for Europe and then, in 1993, Managing Director of Exor Group (formerly Ifint) where he also served as Vice Chairman from 2003 until 2007. He has extensive international experience as a main Board Director of several companies, including: Le Continent, Bolloré Investissement, Société Foncière Lyonnaise, Safic-Alcan and Chateau Margaux.

Mr. Brandolini d’Adda served as Director and then, from 1997 to 2003, as Chairman of the conseil de surveillance of Club Mediterranée. He served as Vice Chairman of Exor S.p.A. (now Exor N.V.), formed through the merger between IFI and IFIL Investments, from 2009 to May 2015. He was also a Director of SGS (Société Générale de Surveillance S.A.) from March 2005 to 2010. In May 2004, he was appointed Chairman of the conseil de surveillance of Worms & Cie, where he had served as Deputy Chairman since 2000. In May 2005, he became Chairman and Chief Executive Officer of Sequana Capital (formerly Worms & Cie). Mr. Brandolini d’Adda currently serves as Chairman of Exor S.A. (Luxembourg) and is also a member of the Board of Directors of YAFA S.p.A. In addition, since 2015, he has been an independent Board member and an Audit Committee member of Gottex Fund Management Holding Limited. He is a Director of Giovanni Agnelli B.V. Mr Brandolini d’Adda is Officier de la Légion d’Honneur. Mr Brandolini d’Adda was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.
Glenn Earle (non-executive director) - Glenn Earle is a member of the Board of Directors of Affiliated Managers Group, Inc. and of Rothesay Life Group and a non-executive member of the Advisory Committee of Hayfin Capital Management LLP. Mr. Earle is also Deputy Chairman of educational charity Teach First and a Board Member and Trustee of the Royal National Theatre. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. Mr. Earle was also Chief Executive of Goldman Sachs International Bank and his other responsibilities included co-Chairmanship of the firm's Global Commitments and Capital Committees and membership on the Goldman Sachs International Executive Committee. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President.
Mr. Earle is a graduate of Emmanuel College, Cambridge and of Harvard Business School, where he earned a Master of Business Administration with High Distinction and was a Baker Scholar and Loeb, Rhoades Fellow. His other activities include membership of The Higher Education Commission and the Advisory Board of the Sutton Trust. His previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth and Chairmanship of the Advisory Board of Cambridge University Judge Business School. Mr. Earle was appointed to the Board of Directors of Fiat S.p.A. in June 2014 and became a member of the Board of Directors of FCA on October 12, 2014.
Valerie Mars (non-executive director) -Valerie Mars serves as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a U.S.$35 billion diversified food business, operating in over 120 countries and one of the largest privately held companies in the world. In this position, she focuses on acquisitions, joint ventures and divestitures for the company. She served on the Mars, Incorporated Audit Committee and Remuneration Committee and is a member of the board of Royal Canin.
Additionally, Ms. Mars is a member of the Rabobank North America Advisory Board. She served on the board of Celebrity Inc., a NASDAQ listed company, from 1994 to September 2000. Previously, Ms. Mars was the Director of Corporate Development for Masterfoods Europe. Her European work experience began in 1996 when she became General Manager of Masterfoods Czech and Slovak Republics. Ms. Mars joined M&M/Mars on a part time basis in 1992 and began working on special projects. She worked on due diligence for acquisitions and was part of the company’s Innovation Team and VO2Max Team. Prior to joining Mars, Incorporated, Ms. Mars was a controller with Whitman Heffernan Rhein, a boutique investment company. She began her career with Manufacturers Hanover Trust Company as a training program participant and rose to Assistant Secretary. Ms. Mars is involved in a number of community and educational organizations and currently serves on the Board of Conservation International, including its Audit Committee. She is also Director Emeritus of The Open Space Institute. Previously she served on the Hotchkiss School Alumni Nominating Committee and the Prague American Chamber of Commerce Board.
Ms. Mars holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from the Columbia Business School.
Ms. Mars was appointed to the Board of Directors of FCA on October 12, 2014.
Ruth J. Simmons (non-executive director) - Ruth J. Simmons served on the Board of Directors of FCA US from 2012 to 2014. She was also President of Brown University from 2001 to 2012, Professor in the Department of Comparative Literature and the Department of African Studies of Brown University from 2001 to 2014, and remains with the university as President Emerita.

Prior to joining Brown University, Ms. Simmons was President of Smith College, where she started the first engineering program at a U.S. women’s college. She also was Vice Provost at Princeton University and Provost at Spelman College and held various positions of increasing responsibility until becoming Associate Dean of the faculty at Princeton University. Ms. Simmons was previously Assistant Dean and then Associate Dean at the University of Southern California. She also held various positions including Acting Director of international programs at the California State University (Northridge), Assistant Dean at the College of Liberal Arts, Assistant Professor of French at the University of New Orleans, Admissions Officer at Radcliffe College, instructor in French at the George Washington University and an interpreter-Language Services Division at the U.S. Department of State.
Ms. Simmons also serves on the boards of Rice University, Square Inc., and Mondelez International Inc.
Ms. Simmons is a graduate of Dillard University in New Orleans, and received her Ph.D. in Romance languages and literatures from Harvard University. She is a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.
Ms. Simmons was appointed to the Board of Directors of FCA on October 12, 2014.
Ronald L. Thompson (non-executive director) - Ronald L. Thompson served on the Board of Directors of FCA US from 2009 to 2014. Mr. Thompson is currently chairman of the board of trustees for Teachers Insurance and Annuity Association (TIAA), a for-profit life insurance company that serves the retirement and financial needs of faculty and employees of colleges and universities, hospitals, cultural institutions and other nonprofit organizations. He also serves on the Board of Trustees for Washington University in St. Louis, Missouri, on the Board of Trustees of the Medical University of South Carolina Foundation, and as a member of the Advisory Board of Plymouth Venture Partners Fund.
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
Mr. Thompson holds a Ph.D. and a Master of Science in Agricultural Economics from Michigan State University and a Bachelor of Business Administration from the University of Michigan. He was born in Michigan.
Mr. Thompson was appointed Senior Non-Executive Director of FCA on October 12, 2014.
Patience Wheatcroft (non-executive director) - Patience Wheatcroft is a British national and graduate in law from the University of Birmingham. She is also a member of the House of Lords since 2011 and a financial commentator and journalist. Ms. Wheatcroft currently serves on the Advisory Board of the public relations company, Bell Pottinger LLP. She also serves as Non-executive Director of the wealth management company St. James’s Place PLC. Ms. Wheatcroft has a broad range of experience in the media and corporate world with past positions at the Wall Street Journal Europe, where she was Editor-in-Chief, The Sunday Telegraph, The Times, Mail on Sunday, as well as serving as Non-executive Director of Barclays Group PLC and Shaftesbury PLC.
Ms. Wheatcroft is also on the Board of Trustees of the British Museum. She was appointed to the Board of Directors of Fiat S.p.A. in April 2012 and became a member of the Board of Directors of FCA on October 12, 2014.
Stephen M. Wolf (non-executive director) - Stephen M. Wolf served on the Board of Directors of FCA US from 2009 to 2014. Mr. Wolf served as Chairman of R. R. Donnelley & Sons Company, a full service provider of print and related services, from 2004 to 2013. He has served as the Managing Partner of Alpilles LLC since 2003.
Previously, Mr. Wolf was Chairman of US Airways Group Inc. and US Airways Inc. He was Chairman and Chief Executive Officer of US Airways from 1996 until 1998. Prior to joining US Airways, Mr. Wolf had served since 1994 as Senior Advisor to the investment banking firm, Lazard Frères & Co. From 1987 to 1994, he served as Chairman and Chief Executive Officer of UAL Corporation and United Airlines Inc.

Mr. Wolf’s career in the aviation industry began in 1966 with American Airlines, where he rose to the position of Vice President. He joined Pan American World Airways as a Senior Vice President in 1981 and became President and Chief Operating Officer of Continental Airlines in 1982. In 1984, Mr. Wolf became President and Chief Executive Officer of Republic Airlines, where he served until 1986, at which time he orchestrated the company’s merger with Northwest Airlines. Thereafter, Mr. Wolf served as Chairman and Chief Executive Officer of Tiger International, Inc. and The Flying Tiger Line, Inc. where he oversaw the sale of the company to Federal Express.
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
Mr. Wolf is an Honorary Trustee of The Brookings Institution. He holds a Bachelor of Arts degree in Sociology from San Francisco State University.
Mr. Wolf was appointed to the Board of Directors of FCA on October 12, 2014.
Ermenegildo Zegna (non-executive director) - Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including the U.S., after a retail experience at Bloomingdale’s, New York. He is also a member of the International Advisory Board of IESE Business School of Navarra and he is board member of the Camera Nazionale della Moda Italiana and of the Council for the United States and Italy. In 2011, he was nominated Cavaliere del Lavoro by the President of the Italian Republic.
Zegna is a vertically integrated company that covers sourcing wool at the markets of origin and apparel manufacturing with marketing right through directly operated stores.
A graduate in economics from the University of London, Mr. Zegna also studied at the Harvard Business School.
Mr. Zegna was appointed to the Board of Directors of FCA on October 12, 2014.
The Group’s management consists of a Group Executive Council (“GEC”) led by FCA’s Chief Executive Officer.
The members of the GEC are:

•	Sergio Marchionne as Chief Executive Officer and Chief Operating Officer of NAFTA;

•	Alfredo Altavilla as Chief Operating Officer EMEA and Head of Business Development;

•	Stefan Ketter as Chief Operating Officer LATAM and Chief Manufacturing Officer;

•	Daphne Zheng as Chief Operating Officer of China, appointed on January 11, 2017;

•	Paul Alcala as Chief Operating Officer APAC (excluding China), appointed on January 11, 2017;

•	Michael Manley as Head of Jeep and Ram Brands;

•	Richard K. Palmer as Chief Financial Officer and Chief Operating Officer Systems and Castings;

•	Pietro Gorlier as Chief Operating Officer Components and Head of Parts & Service (MOPAR);

•	Olivier François as Chief Marketing Officer and Head of Fiat Brand;

•	Harald J. Wester as Chief Technology Officer;

•	Reid Bigland as Head of Alfa Romeo and Maserati Brands;

•	Timothy Kuniskis as Head of NAFTA Passenger Car Brands;

•	Ralph V. Gilles as Head of Design;

•	Scott R. Garberding as Head of Quality;

•	Scott Thiele as Chief Purchasing Officer;

•	Robert (Bob) Lee as Head of Powertrain Coordination;

•	Mark M. Chernoby as Chief Technical Compliance Officer;

•	Linda I. Knoll as Chief Human Resources Officer;

•	Alessandro Baldi as Chief Audit Officer and Sustainability; and

•	Michael J. Keegan as GEC Coordinator.

Summary biographies for the persons who are currently members of the GEC are included below. For the biography of Mr. Marchionne, see above.
Alfredo Altavilla - Alfredo Altavilla was appointed Chief Operating Officer EMEA on November 12, 2012. He has also been a member of the GEC and Head of Business Development since September 1, 2011.
Mr. Altavilla began his career as an assistant at Università Cattolica, Milan. In 1990, he joined Fiat Auto, where he initially focused on international ventures in the area of strategic planning and product development. In 1995, he was appointed head of Fiat Auto’s Beijing office and in 1999, head of Asian Operations. Mr. Altavilla has been involved in Business Development since 2001, becoming responsible for coordination of the alliance with General Motors in 2002 and, in 2004, being assigned responsibility for management of all alliances. In September 2004, he was appointed Chairman of FGP (Fiat/GM Powertrain JV) and Senior Vice President of Business Development of Fiat Auto. In July 2005, he became Chief Executive Officer of Türk Otomobil Fabrikasil A.S. (“Tofas”) - a 50-50 joint venture between Fiat Auto and Koç Holding listed on the Istanbul stock exchange - while retaining his role as head of Business Development. In November 2006, Mr. Altavilla was named Chief Executive Officer of FPT - Fiat Powertrain Technologies. He became a member of the Board of Directors of FCA US in July 2009 and in October 2009, he was named Executive Vice President of Business Development for Fiat Group. From November 2010 to November 2012, Mr. Altavilla was President and Chief Executive Officer of Iveco. He was a member of the Fiat Industrial Executive Council (“FIEC”) from January 2011 to November 2012. Mr. Altavilla holds a degree in Economics from Università Cattolica, Milan. He was born in Taranto, Italy.
Stefan Ketter - Stefan Ketter was appointed Chief Operating Officer LATAM in October 2015. He has also been a member of the GEC and Chief Manufacturing Officer since September 2011. Mr. Ketter was appointed Chief Manufacturing Officer of the Fiat Group in January 2008. Mr. Ketter entered BMW Munich in 1986 as a trainee and held positions of growing responsibility in the technical area until 1996, when he was appointed Quality Manager. In 1996, Mr. Ketter joined AUDI and, in 1997, he became Quality Director of America Latina VW Group. In this framework, he was charged with the set-up of a new plant in Brazil for export to the U.S. In 2002, Mr. Ketter was assigned responsibility for Quality & Service of Volkswagen of America, where he integrated Group activities and regional operations. In 2004, he was named head of Quality at Fiat Group Automobiles, and in 2005 he took over responsibility for Manufacturing. In addition to this position, in 2006, Mr. Ketter took on responsibility for coordinating implementation of WCM for the Fiat Group. Mr. Ketter was born in Sao Paulo, Brazil. He has a degree in Mechanical Engineering at the Technical University of Munich and has taken Business Management courses at Insead in France.
Daphne Zheng - Daphne Zheng was appointed Chief Operating Officer China and member of the GEC in January 2017. Ms. Zheng most recently served as the Managing Director of the Sales Joint Venture in China with Guangzhou Automotive Group Co., Ltd., and previously has held senior positions in Sales and Marketing with FCA in China since 2008. Prior to that appointment, she served as Vice President at Honeywell China in 2007 and Global Vice President at Onstar in the United States in 2005. Ms. Zheng began her career in 1993 as a journalist at China Daily and later joined GM China serving as the Director of Public Relations. She holds a Master of Business Administration degree from Rutgers University and a bachelor’s degree in journalism from Shanghai International Studies University. Ms. Zheng was born in Shanghai, China.
Paul Alcala - Paul Alcala was appointed Chief Operating Officer APAC (excluding China) and member of the GEC in January 2017. He most recently served as the Head of China Developments and the Vice Chairman for the Manufacturing and Sales Joint Ventures in China with Guangzhou Automotive Group Co., Ltd. Prior to this, he was Head of Aftersales for Maserati, Director of Customer Care and Call Centers for FCA US as well as Director of International Service and Parts at FCA US. Mr. Alcala also served as General Manager of Beijing Jeep Corp. and Chief Executive of Chrysler de Venezuela. He was also Director of Manufacturing and Chief Financial Officer of Chrysler de Venezuela. Mr. Alcala joined the former Chrysler Corporation in 1987 and held a series of positions of increasing responsibility in the U.S., Europe, Latin America and Asia Pacific. He holds a Master of Business Administration from Duke University and a Bachelor of Business from the University of Michigan. Mr. Alcala was born in Royal Oak, Michigan.

Michael Manley - Michael Manley was appointed Head of Ram Brand in October 2015. He was also appointed Head of Jeep Brand and member of the GEC in September 2011. Mr. Manley was appointed President and Chief Executive Officer - Jeep Brand, FCA US in June 2009. Previously, Mr. Manley was Chief Operating Officer APAC. He was also the lead FCA US executive for the international activities of FCA US outside of NAFTA where he was responsible for implementing the co-operation agreements for distribution of FCA US products through Fiat’s international distribution network. Previously, Mr. Manley was Executive Vice President-International Sales and Global Product Planning Operations beginning in December 2008. In this position, he was responsible for product planning and all sales activities outside North America. Mr. Manley joined DaimlerChrysler in 2000 as Director-Network Development, DaimlerChrysler United Kingdom, Ltd., bringing with him extensive experience in the international automobile business at the distributor level. He holds a Master of Business Administration from Ashridge Management College.
Richard K. Palmer - Richard K. Palmer was appointed Chief Financial Officer and a member of the GEC in September 2011. He was also named Chief Operating Officer Systems and Castings effective January 2016. Mr. Palmer has also been Chief Financial Officer of FCA US since June 2009.
Mr. Palmer joined FCA US from the former Fiat Group Automobiles S.p.A., where he held the position of Chief Financial Officer beginning in December 2006. In 2003, he joined the Fiat Group as Chief Financial Officer of Comau, and in 2005, moved to Iveco in the same role. Prior to that appointment, he was Finance Manager for several business units at General Electric Oil and Gas. Mr. Palmer spent the first years of his career in audit with Pricewaterhouse and later with United Technologies Corporation. Mr. Palmer served as a member of the Board of directors of R.R. Donnelley & Sons Company from 2013 to September 2016. Since October 1, 2016, Mr Palmer has served as member of the Board of directors of LSC Communications, Inc., which was spun off from R.R. Donnelly and Sons Company, on that date.
Mr. Palmer is a Chartered Accountant and member of ICAEW (UK) and holds a Bachelor of Science degree in Microbiology from the University of Warwick (UK). Mr. Palmer was born in Keynsham, England.
Pietro Gorlier - Pietro Gorlier was appointed Chief Operating Officer Components on June 30, 2015. He has also been a member of the GEC and Head of Parts & Service - MOPAR since September 2011. Mr. Gorlier was appointed President and Chief Executive Officer - MOPAR Brand Service, Parts and Customer Care, Chrysler Group LLC, in June 2009. He had shared accountability with the brands, responsible for parts and services growth and delivery, and an integrated world class approach to customer support. He joined Chrysler Group from Fiat Group Automobiles S.p.A. and CNH Global N.V., where he previously served as head of the Network and Owned Dealerships organization. Mr. Gorlier joined the Fiat Group in 1989 as a Market Analyst in Iveco and held various positions in Logistics, After Sales, and Customer Care before joining Fiat Group Automobiles in 2006 in Network Development. He holds a Master of Economics from the University of Turin. Mr. Gorlier was born in Turin, Italy.
Olivier François - Olivier François was appointed Head of Fiat Brand and Chief Marketing Officer and named a member of the GEC in September 2011. Previously, Mr. François was appointed President and Chief Executive Officer for the Chrysler brand in October 2009. He joined the company from Fiat Group Automobiles, where he was Chief Executive Officer for the Lancia Brand. He was also the lead marketing executive at Chrysler Group with responsibility for marketing strategies, brand development and advertising for the Chrysler Group and Fiat Group Automobiles brands. He has been the lead executive for Fiat Group Automobiles’ Lancia brand since September 2005. To enhance the effectiveness of Fiat Group Automobiles and further strengthen synergies within the company, from January 2009 to March 2013, he was head of Brand Marketing Communication with responsibility for coordinating communication activities for all brands. Before joining Fiat in 2005, Mr. François worked in positions of increasing responsibility at Citroën.
Mr. François holds a degree in Economy, Finance and Marketing from Dauphine University and a diploma from the IEP (Institute des Sciences Politiques) in Paris. He was born in Paris, France.
Harald J. Wester - Harald J. Wester was appointed Chief Technology Officer and a member of the GEC in September 2011. Previously, he was Head of Alfa Romeo and Maserati Brands (until May 2016) and Abarth Brand (until 2013). He was appointed Chief Technology Officer for Fiat Group in September 2007. In addition to this role, in August 2008, he was appointed Chief Executive Officer of Maserati S.p.A., Chief Executive Officer of Abarth & C. S.p.A. in January 2009, and Chief Executive Officer of Alfa Romeo Automobiles in January 2010. Mr. Wester started his professional career at Volkswagen AG in Wolfsburg, where he was General Manager of the Vehicle Research & New Concepts department from 1991 to 1995. Later that year, he joined Audi AG in Ingolstadt where he became Program Manager for the A2 models & Special Vehicles, a position that he held until January 1999. Subsequently, he joined Ferrari S.p.A. at Maranello as Director of Product Development, where he remained until January 2002. Mr. Wester was then hired by Magna Steyr AG, Magna AG (Graz, Vienna) as Group President Engineering and Chief Technical Officer (Research, Development and Technologies). In 2004, he joined the Fiat Group where he took on the role of Chief Technical Officer of Fiat Group Automobiles. Mr. Wester was born in Linz am Rhein, Germany. He obtained a Masters in Mechanical Engineering from Braunschweig University.
Reid Bigland - Reid Bigland was appointed Head of Alfa Romeo and Maserati Brands in May 2016. He is also Head of U.S. Sales and Chairman, President and Chief Executive Officer, FCA Canada, Inc., a position he was named to in June 2011 and July 2006, respectively. Mr. Bigland was named a member of the GEC in September 2011. In his role as Head of U.S. Sales, Mr. Bigland has full responsibility for sales strategy, dealer relations and operations, order facilitation, incentives, fleet and field operations. Prior to Mr. Bigland’s current roles, he served as NAFTA Head of Alfa Romeo, President and Chief Executive Officer of the Ram Brand and President and Chief Executive Officer of the Dodge brand. He also served as President of Freightliner Custom Chassis Corporation, a South Carolina-based company. He received a Bachelor of Arts from the University of British Columbia. Mr. Bigland holds both American and Canadian citizenship.
Timothy Kuniskis - Timothy Kuniskis was appointed Head of NAFTA Passenger Car brands and member of the GEC in October 2015. In this role, he is responsible for the Chrysler, Dodge, SRT and Fiat Brands for FCA North America. Previously, Mr. Kuniskis was President and Chief Executive Officer - Dodge and SRT brands, FCA North America, a role he assumed in April 2013. In addition, he served as the Head of Fiat brand for North America. Mr. Kuniskis joined the former Chrysler Corporation in 1992 and since then, has held a series of positions of increasing responsibility in the Company’s business center operations and marketing organization. Mr. Kuniskis holds a Bachelor of Business Administration degree from State University of New York (1991).
Ralph V. Gilles - Ralph V. Gilles was appointed Head of Design and named a member of the GEC in April 2015. Mr. Gilles has led the FCA - North America Product Design Office as Senior Vice President since June 2009. Mr. Gilles has also served as President and Chief Executive Officer - Motorsports, President and Chief Executive Officer - SRT Brand, and President and Chief Executive Officer - Dodge Brand for FCA US. He was named Vice President - Design in September 2008. Previously, in 2006, he was Vice President - Interior Design Jeep/Truck and Specialty Vehicles. He joined Chrysler Corporation in 1992, within the Design Office. Mr. Gilles is the executive sponsor of the Chrysler African American Network (CAAN). At his alma mater, The College for Creative Studies (CCS) in Detroit, Gilles serves on The CCS Board of Trustees and The CCS Capital Committee. From 2006 to 2016, Mr. Gilles served on the board of McLaren Oakland Hospital in Pontiac, Michigan. Mr. Gilles has earned numerous academic and industry awards and holds a Master of Business Administration from Michigan State University (2002) and a Bachelor of Fine Arts in Industrial Design from the College for Creative Studies in Detroit (1992). He was born in New York City.
Scott R. Garberding - Scott R. Garberding was appointed Head of Quality in May 2016 and named a member of the GEC in September 2013. Since 2013, Mr. Garberding had served as Chief Purchasing Officer. Prior to that, in December 2009, he was appointed Senior Vice President of Manufacturing/World Class Manufacturing, FCA US. In this position, he was responsible for all assembly, stamping, and powertrain manufacturing operations worldwide as well as implementation of the World Class Manufacturing system at all FCA US manufacturing facilities. Previously, he was Senior Vice President and Chief Procurement Officer, FCA US. In 2008, he also held the position of Senior Vice President and Chief Procurement Officer, FCA US, with responsibility for all global sourcing activities worldwide. Beginning in 2008, he served as Vice President - Global Alliance Operations and before that as Vice President - Supply and Supplier Quality. Mr. Garberding joined Chrysler Corporation in 1993 in the Manufacturing organization. Mr. Garberding earned a Bachelor of Science degree in Electrical Engineering from the University of Texas and a Master of Business Administration degree in Management from the Massachusetts Institute of Technology. He was born in Oak Park, Illinois.
Scott Thiele - Scott Thiele was appointed Chief Purchasing Officer and a member of the GEC in May 2016. Previously, Mr. Thiele was responsible for all vehicle and powertrain capital expenditures on a global basis, a role he assumed in July 2014. Prior to that, in 2012, he led the development of a global finance platform strategy to identify areas where the Company could improve its standardization efforts. Mr. Thiele joined the former Chrysler Group in 2007 where he was the lead purchasing executive for raw materials and stamping. Since then, he has held a series of leadership positions in the Finance and Purchasing organizations. Prior to joining the Company, Mr. Thiele was a global procurement leader at Whirlpool Corporation where he oversaw the development of global commodity strategies. In addition, he held a number of positions with increasing responsibility in purchasing and engineering. Mr. Thiele holds a Bachelor of Mechanical Engineering degree from the University of Notre Dame. He also earned a Master of Mechanical Engineering degree from the University of Michigan and a Master of Business Management degree from Ashland University. He was born in Ann Arbor, Michigan.

Robert (Bob) Lee - Robert (Bob) Lee was appointed Head of Powertrain Coordination and named a member of the GEC in September 2011. He was appointed Vice President and Head of Engine and Electrified Propulsion Engineering, FCA US in July 2011, with responsibility for directing the design, development and release of all engines and electrified propulsion systems for Chrysler Group LLC products. Mr. Lee joined the company in 1978 as an engineer-in-training in the Chrysler Institute of Engineering program and has since held a variety of positions in different areas of Powertrain. He has been an active member of the Society of Automotive Engineers (SAE) since 1978 and is a founding member of the SAE North American International Powertrain Conference Leadership Team where he served as the 2007 NAIPC Conference Chairman. Mr. Lee is known for leading many new engine programs including the rebirth of the iconic HEMI V-8 engine in 2003 and the new Pentastar V-6 engine in 2010. Mr. Lee holds a Master of Business Administration degree from Michigan State University, a Master of Science degree in Mechanical Engineering from the University of Michigan and a Bachelor of Science degree in Mechanical Engineering from Ohio State University.
Mark M. Chernoby - Mark M. Chernoby is a member of the GEC in his role as Chief Technical Compliance Officer (since July 2016). Mr. Chernoby also served as Chief Operating Officer Product Development, Head of Product Portfolio Management and Head of Quality. He was appointed to the GEC on September, 2011. Prior to his current role, Mr. Chernoby was Senior Vice President of Engineering, FCA US, and Head of Vehicle Engineering, FCA US. Since joining the Group in 1983 through the Chrysler Institute of Engineering (CIE) program, Mr. Chernoby has made use of his experience in focused component engineering, advanced vehicle programs and vehicle homologation for Chrysler, Jeep and Dodge products. In 2005, Mr. Chernoby was chair for the SAE Technical Standards Board, and in 2007, he served as a member of the Hydrogen Technology Advisory Committee reporting to the U.S. Secretary of Energy. He holds a master’s degree in business administration and a master’s degree in mechanical engineering from the University of Michigan. His studies began with a bachelor’s degree in mechanical engineering from Michigan State University. Mr. Chernoby was born in Bay City, Michigan.
Linda I. Knoll - Linda Knoll is Chief Human Resources Officer and, since September 2011, a member of the GEC. She is responsible for providing leadership and company-wide oversight for the Human Resources function, including organizational development, talent management, compensation and benefits, employee relations, and compliance and staffing. Ms. Knoll has concurrently held the same positions as Chief Human Resources Officer and member of the GEC at CNHI since 2007 and 2005, respectively.
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
Ms. Knoll holds a Bachelor of Science Degree in Business Administration from Central Michigan University. She is a past board member of the National Association of Manufacturers (NAM); in May 2014, she was appointed as an Independent Director on the Board of Schneider Electric S.E. and in May 2016, she was also appointed Chairman of the HR and Social Responsibility Committee and member of the Governance and Remuneration Committee of the same Schneider Electric S.E.
Alessandro Baldi - Alessandro Baldi was named Head of Audit and Compliance in February 2013. He also coordinates the Group’s sustainability initiative. He began his professional career in 1981 as an auditor at Ernst & Young in Zurich, and subsequently became Senior Manager. In 1989, he joined the Internal Audit department at Alusuisse Lonza in Zurich (Algroup), and later became head of the department. In 1994, he was appointed Group Controller at Algroup. In 1997, Mr. Baldi became Chief Financial Officer of Algroup’s Aluminum Sector and the following year resumed his previous role as Group Controller. In 1999, he was appointed Group Controller for Lonza Group, the company formed through the demerger of the chemical and energy businesses of Algroup. In 2002, he moved to Société Générale Services (SGS) in Geneva to serve as Group Controller. Mr. Baldi was Head of Fiat Group Control from August 2004 to August 2011 and Head of Fiat Services & Holdings from September 2011 to January 2013. He was also GEC Coordinator. He was born in Prato Leventina, Switzerland and is a Swiss Chartered Accountant.

Michael J. Keegan - Michael J. Keegan was appointed GEC Coordinator and named a member of the GEC in October 2013. He was also appointed Head of Human Resources, FCA - North America, effective January 2014. From 2009 through 2013, he was Senior Vice President Supply Chain Management in FCA US. In this position, he was responsible for the critical volume planning and logistics functions in close coordination with the Brand Chief Executive Officers, establishing consistent and effective supply chain processes. Prior to his current role, Mr. Keegan was Volume Planning and Sales Operations Vice President. Mr. Keegan was also appointed Corporate Sustainability Officer for FCA US in November 2012. In this role, Mr. Keegan leads FCA US’s activities with respect to sustainable development, encompassing the areas of economic success, environmental stewardship, and social responsibility. Since joining the Company in 1990 as a Finance Controller, Mr. Keegan has made use of his experience in Sales & Marketing controlling, Strategic Planning and Post Demerger Integration from 1998 to 2006. Previously, he held various roles in the Finance department. Mr. Keegan earned a Bachelor of Business Administration degree in Accounting from the University of Michigan. He also earned a Master of Business Administration degree in Finance from Indiana University. Mr. Keegan was born in Pontiac, Michigan.
B. Compensation
Remuneration Report
The quality of our leadership and their commitment to the Company are fundamental to our success. FCA’s remuneration principles support our business strategy and growth objectives in a diverse and evolving global market. Our remuneration policies are designed to reward competitively the achievement of long-term sustainable performance and to attract, motivate and retain highly qualified executives who are committed to performing their roles in the long-term interest of our shareholders. Given the changing international standards regarding responsible and sound remuneration, a variety of factors are taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders.
Remuneration Policy for Executive Directors
The compensation for our executive directors is determined by the Board of Directors based on recommendations from the Compensation Committee of the Board of Directors (the “Compensation Committee”) and in accordance with the Company’s Remuneration Policy for Executive Directors (the “Remuneration Policy”). The current Remuneration Policy was approved by the shareholders of Fiat Chrysler Automobiles N.V. at the 2015 annual general meeting of FCA shareholders and is reviewed annually by the Compensation Committee. Our Remuneration Policy is available in full on the Company’s website at www.fcagroup.com.
The Compensation Committee reviews the Remuneration Policy and its implementation. The Compensation Committee concluded that there were no reasons to recommend adjustments to the Remuneration Policy at the 2017 annual general meeting of FCA shareholders with regard to its executive directors.This report describes the Company’s compensation principles and structure for the executive directors and summarizes the significant compensation decisions made by the FCA Compensation Committee in 2016.

Financial Year 2016 - Select Business Highlights
A key tenet of the Remuneration Policy is pay for performance. The Group had record results for 2016, which was driven by continued strong performance in NAFTA and improvements in all other segments, in particular EMEA and Maserati. To provide perspective of the Group’s performance in 2016, the following table highlights some of the key achievements during the year:

Financial Highlights	Key Achievements
Worldwide consolidated shipments of 4,482 million units
Key products launched in the year:
•
Maserati Levante
•
Chrysler Pacifica
•
Jeep Compass
•
Alfa Romeo Giulia
•
Fiat 124 Spider
•
Fiat Toro
•
Fiat Tipo hatchback and station wagon versions

In December 2016, Google's Self-Driving Car Project, Waymo, and FCA announced the completion of production of 100 Chrysler Pacifica Hybrid minivans, uniquely built to enable fully self-driving operations

Net revenues of €111,018 million, in line with 2015
Dodge Dart and Chrysler 200 production ended and the process of re-purposing NAFTA capacity for truck and SUV production began

Globalized production of Jeep completed; GAC FCA JV fully operational with the production of three Jeep SUVs

Adjusted EBIT of €6,056 million, which reflected a 26 percent increase over 2015, with all segments profitable and improving year-over-year
Continued strong performance in NAFTA, with margin improving to 7.4 percent from 6.4 percent, and improvements in all other segments, in particular EMEA and Maserati, whose margin more than doubled to 9.7 percent

Adjusted net profit of €2,516 million, which increased 47 percent from 2015	Increase primarily driven by strong operating performance; Net financial expenses also decreased primarily due to gross debt reduction
Net industrial debt was €4.6 billion at December 31, 2016, which was €0.4 billion lower than €5.0 billion at December 31, 2015	Operating cash flow from industrial activities, net of capital expenditures of €8.8 billion, reached €1.8 billion for the year; significant reduction of gross debt balances of €3.8 billion
Strong available liquidity at December 31, 2016 at €23.8 billion
Elimination of the restrictions on the free flow of capital within the Group and a more efficient capital structure; Second €2.5 billion tranche of FCA revolving credit facility (“RCF”) is available for total of €5.0 billion RCF

In May 2014, we presented a 5-year business plan, which was subsequently updated and is on the investor relations page of the Company's website. We have successfully achieved the business plan targets established for 2014, 2015 and 2016 and we have revised upwards our original financial targets for 2018.

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

Alignment with FCA's strategy	Compensation is strongly linked to the achievement of the Group's publicly disclosed performance targets
Pay for performance
Compensation must reinforce our performance-driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Group's performance through both short and long-term variable pay instruments.

Competitiveness	Compensation should be competitive against the comparable market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives.
Long-term shareholder value creation	Targets triggering any variable compensation payment should align with interest of shareholders.
Compliance	Our compensation policies and plans are designed to comply with applicable laws and corporate governance requirements.
Risk prudence	The compensation structure should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company's value.
Peer Group Update
In 2016, our Compensation Committee reviewed the suitability of our potential peer companies, which are companies operating in similar industries with whom we are most likely to compete for executive level talent. The Compensation Committee strives to identify a peer group that best reflects all aspects of FCA’s business and considers public listing, industry practices, geographic reach, and revenue proximity. Market capitalization was considered as a secondary characteristic. Peer companies are selected and used to calibrate our executive compensation program. For 2014 and 2015, we used two peer groups - U.S. peers and European peers - with a combined total of 46 peer group companies. Our competitors used one group for purposes of benchmarking compensation. In order to better align FCA with its peers, in 2016, the Compensation Committee replaced the previously used two-peer group structure. A refined, consolidated and condensed international peer group, with a blend of both U.S. and European companies, was believed to better recognize the relevant talent market for our executives. In addition to including all U.S. and European automobile manufacturers, primary consideration was given to U.S. and European companies that have significant manufacturing and/or engineering operations and a global market presence. In April 2016, the Compensation Committee approved the new peer group of 26 companies listed below with median revenues in 2015 of U.S.$49.7 billion. The list is divided between fourteen U.S. and twelve European companies, similar to the composition of our senior executive team.
2016 Compensation Peer Group

Airbus Group	Daimler AG	Johnsons Controls Inc.	The 3M Company
ArcelorMittal SA	Deere & Company	Lockheed Martin Corporation	ThyssenKrupp AG
Bayer AG	Ford Motor Company	Northrop Grumman Corporation	United Technologies Corporation
BMW Group AG	General Dynamics Corporation	PSA Peugeot Citroen	Volkswagen AG
The Boeing Company	General Electric Company	Raytheon Company	The Volvo Group
Caterpillar Inc.	General Motors Company	Renault SA
Continental AG	Honeywell International Inc.	Siemens AG

Summary Overview of Remuneration Elements
The executive directors’ remuneration is simple and transparent in design, and consists of the following key elements:

Remuneration Element	Description	Purpose
Base salary	Fixed cash compensation	Attracts and rewards high performing executives via market competitive pay
Short-term variable incentive*
•
Performance objectives are annually predetermined and are based on achievements of specific measures
•
Comprised of three equally-weighted metrics, Adjusted EBIT, Adjusted net profit, and Net industrial debt
•
Target payout is 100 percent and maximum payout is 250 percent of base salary

•
Drives company-wide and individual performance
•
Rewards annual performance
•
Motivates executive directors to achieve performance objectives that are key to our annual operating and strategic plans
•
Aligns executive directors’ and shareholder interests

Long-term variable incentive*
•
All equity awards are based on achievements of publicly disclosed multi-year financial targets
•
Performance criteria are comprised of equally weighted metrics, relative Total Shareholder Return (“TSR”) and Adjusted net profit
•
Awards have three vesting opportunities, one third each after 2016, 2017 and 2018 based on cumulative results

•
Encourages executive directors to achieve multi-year strategic and financial objectives
•
Motivates executive directors to deliver sustained long-term growth
•
Aligns executive directors’ and shareholder interests through long-term value creation
•
Enhances retention of key talent

Pension and retirement savings
•
The Chief Executive Officer (or “CEO”) participates in a company-wide pension scheme and a supplemental retirement benefit
•
Both the CEO and Chairman have retirement savings benefits in an amount equal to five times their last annual base compensation
Provides security and productivity set forth in greater detail under the legacy arrangement description as described below
Other benefits
Executive directors may receive typical benefits such as severance (linked to a non-compete restriction), company cars, medical insurance, accident and disability insurance, tax preparation, financial counseling, tax equalization
Facilitates strong performance, consistent with offerings of peer group companies
_______________________________
*The Chairman receives fixed compensation only and is not eligible for any variable compensation.
2016 Remuneration of Executive Directors
Our executive compensation program is designed to align the interests of our executive directors with those of our shareholders. It is designed to reward our executive directors based on the achievement of sustained financial and operating performance as well as demonstrated leadership. We aim to attract, engage, and retain high-performing executives who help us achieve immediate and future success and maintain our position as an industry leader. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

Executive Directors Realized Compensation
The following table is newly introduced to provide a common context for understanding compensation.  Realized compensation as shown below, is the amount that our executive directors actually received in 2016.  Realized compensation includes actual base compensation earned, actual annual bonus, and equity awards that vested during the year.  In 2016, our Chairman’s realized compensation was €1,806,685 and our CEO’s realized compensation was €9,910,788.  Realized compensation differs from the total compensation reported in the Directors' Compensation table below, which reflects performance and is in line with accounting and actuarial assumptions.  The amounts in this table are intended to complement and not serve as a substitute for the amounts reported in the compensation tables.
In 2016, no pay related to equity for the CEO was realized since none of his long-term incentive awards vested in 2016 under the Company's long-term incentive program (refer to the sections —Equity Incentive Plan and —CEO’s Long-Term Equity Awards below). The CEO has a five year (2014-2018) performance share grant with an initial vesting opportunity in the first quarter of 2017. For future years in which long-term awards vest, realized compensation could be significantly higher.

Executive Directors’ Compensation
In 2016, no changes were made to any of the elements of compensation set forth above for either of the executive directors. The target compensation of the CEO is comprised of base compensation, short-term variable pay and long-term variable pay. The Chairman is not eligible for any form of variable compensation. For 2016, 81 percent of the CEO's target compensation was at-risk performance based compensation. In 2016, the Group entered into a written agreement with the CEO and a written agreement with the Chairman, memorializing the previously agreed terms and conditions of their service with the Company. The material terms of the CEO's and Chairman's respective agreements are described below within the discussion of their remuneration.

Target Elements of Compensation
Base Salary
The base salary for our executive directors has remained unchanged for three consecutive years (2014, 2015 and 2016). In addition, the Company does not guarantee annual base pay increases for executive directors and their agreements do not contemplate automatic base salary increases. Base salary is the only fixed component of our executive directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well-qualified senior executives and expert leaders. Base salary is based on the individual’s skills, scope of job responsibilities, experience and competitive market data. The base salaries of our executive directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and are aligned with performance.
With FCA’s formation in October 2014, an annual base salary of U.S.$4.0 million for our CEO and an annual base salary of U.S.$2.0 million for our Chairman were approved. This decision was reached using the compensation program benchmarking and peer group review process described above. The Company believes that paying our executive directors at or above these benchmarks is necessary and appropriate to incentivize and retain uniquely qualified executive directors to lead the Company through the business cycle and position the Company for long-term growth.
Variable Components
The CEO is eligible to receive short-term variable compensation, subject to the achievement of pre-established, challenging operating and financial performance targets. The variable components of the CEO’s remuneration, both short and long-term, are linked to predetermined, measurable objectives which serve to motivate strong performance and shareholder returns and are approved by the non-executive directors. The non-executive directors believe that placing significantly more weight on the long-term component is appropriate for the CEO position because it focuses efforts on the Company’s long-term objectives.
On an annual basis, we examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our CEO (scenario analysis). When such analysis was carried out for the 2016 financial year, the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria are appropriate under both the short-term and long-term incentive components of total remuneration in support of the Company’s strategic objectives.

OUR COMPENSATION PHILOSOPHY IS DESIGNED TO REWARD
PERFORMANCE AND LEADERSHIP

The short-term variable elements and calculations for the CEO follow the same philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible FCA employees.

Short-Term Variable Incentive
The primary objective of short-term variable incentive is to motivate achievement of the business priorities for the current year. The CEO’s short-term variable incentive is based on achieving annual financial and other designated objectives proposed by the Compensation Committee and approved by the non-executive directors each year.
Our Methodology for Determining Annual Bonus Awards
With regard to the determination of the CEO’s annual performance bonus, the Compensation Committee:

•	approves the objectives and maximum allowable bonus;

•	selects the metrics and weighting of objectives;

•	sets the stretch objectives;

•	reviews any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives; and

•	approves the final bonus determination.
For 2016, the Compensation Committee approved the same plan design and metrics utilized in 2015.

•	Target bonus amount is expressed as a percentage of salary.

•	The individual target percentage for our CEO is 100 percent.

◦
This target is below external market benchmarks and is below the 25th percentile for the newly constituted compensation peer group (this relative positioning further reinforces the value we place on a longer term perspective)

•	The Company performance factor is based on three metrics:

◦	Adjusted EBIT,

◦	Adjusted net profit and

◦	Net industrial debt

•	Each objective is equally weighed at one-third.

•	Each objective pays out independently.

•	To earn any incentive, the threshold performance must be at least 90 percent of the specific target established.

•	To earn the maximum payout of 250 percent of target, actual results must be achieved at 150 percent of the target performance, or greater, for each of the performance metrics.

•	There is no minimum bonus payout; below threshold performance payout is zero.
The 2016 bonus plan goals were set with challenging hurdles, and are in line with the Group's initial external guidance and our five-year business plan, as set forth below.

2016 Performance Metric	Weight	Threshold (€ millions)	Target (€ millions)	Maximum (€ millions)
Adjusted EBIT*	1/3	4,500	5,000	7,500
Adjusted net profit**	1/3	1,710	1,900	2,850
Net industrial debt***	1/3	(5,500)	(5,000)	(2,500)

*Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write offs and unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense.
**Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
***Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

Discussion of 2016 Results
The Compensation Committee reviews results and achievement and presents the results to the non-executive Directors, typically in the first quarter of each year in connection with the completion of the year-end earnings release.
Significant growth and improvement were achieved in 2016 in each of the three key performance criteria linked to the CEO’s annual incentive:

•	Adjusted EBIT increased 26 percent to €6,056 million from 2015.

•	Adjusted net profit increased 47 percent from 2015 (€2,516 million in 2016 as compared to €1,708 million in 2015).

•	Net industrial debt reduced to €4.6 million at December 31, 2016 (was €5.0 billion at December 31, 2015).

CEO Bonus Calculation
The Compensation Committee determined that the CEO earned an annual bonus for 2016 of U.S.$6.5 million (€6.1 million) as determined by the achievement of the company performance factors illustrated in the table above. The Chairman is not eligible for any form of short-term variable compensation.
Long-Term Incentives
Long-term incentive compensation is a critical component of our executive compensation program. This compensation component is designed to motivate and reward long-term stockholder value creation and the attainment of the Group's performance goals, to retain top talent and create an ownership alignment with shareholders. Long-term incentives are an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation. We believe the long-term component of compensation for our CEO should be aligned with the interests of our shareholders. The CEO's long-term incentives are 100 percent performance-based. The Chairman is not eligible for long-term incentives.
FCA’s long-term variable incentives consist of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s business plan that was published in May 2014 and subsequently updated. These awards increase the link between performance, realized compensation and shareholder interests, by delivering greater value to the CEO as shareholder value increases. Long-term incentive awards are intended to emphasize future compensation and encourage the delivery of results over a longer period of time as well as serve as a retention tool. They are specifically designed to motivate our executives to achieve significant returns for our shareholders over the long-term.

Equity Incentive Plan
On October 29, 2014, in connection with the formation of FCA and the presentation of the 2014-2018 business plan, the Board of Directors approved a new Long Term Incentive (“LTI”) program, covering the five year performance period, under the Fiat Chrysler Automobiles N.V. Equity Incentive Plan (“EIP”), consistent with the Company’s business plan that was published in May 2014 and subsequently updated, and under which equity awards can be granted to eligible individuals. The target setting process for the LTI program is built on the foundation of our rigorous business planning process which is determined by the overall business environment, industry and competitive market factors, as well as Company-wide business goals. Moreover, the targets are in line with external forward-looking guidance that we provide to analysts and investors.
The awards vesting under the LTI program are conditional on meeting two independent metrics, Adjusted net profit and Relative TSR, which are weighted equally at target. Each metric has threshold and target performance levels such that performance below threshold results in no awards being earned. Accordingly, the CEO may earn between 0 percent and 125 percent of the target number of awards granted. The Adjusted net profit component payout begins at 80 percent of target achievement and has a maximum payout at 100 percent of target. The Relative TSR component has partial vesting if the Company is ranked seventh or better among an industry specific peer group of eleven, including the Company, and a maximum payout of 150 percent, if the Company is ranked first among the eleven companies. Listed below is the Relative TSR peer group. The awards have three vesting opportunities, the first after 2014-2016 results, the second after 2014-2017 results, and the third after the full 2014-2018 results.
2014-2018 Performance Cycle Relative TSR Metric Peers

Volkswagen AG	Toyota Motor Corporation	Daimler AG	General Motors Company
Ford Motor Company	Honda Motor Co. Ltd.	BMW Group	The Hyundai Motor Company
PSA Peugeot Citroen	Renault SA
CEO’s Long-Term Equity Awards
In 2016, there were no equity grants awarded to the CEO and none of the CEO's equity awards vested. However, in 2016, the Company performance period required to earn the first performance tranche of the performance based equity awards granted in 2015 was completed.
The CEO has one outstanding performance based equity award, consisting of an aggregate award of 6,709,200 performance share units as set forth in the Directors' Compensation table below, which was granted for the five-year 2014-2018 performance period and was approved by the shareholders in 2015. The performance share units can convert into shares of the Company at the end of years 3, 4, and 5 of the performance period, subject to certain vesting conditions. The first tranche of the performance based equity award vests based on performance during the 2014-2016 performance period, which performance will be determined by the Compensation Committee in the first quarter of 2017, but has not yet been determined as of the date of this report. Once performance is determined, shares will be delivered to the CEO in the first quarter of 2017. The maximum opportunity for the first vesting of the CEO’s equity award is 2,795,500 units. The second and third tranches of the performance based equity award, corresponding to the 2014-2017 and 2014-2018 performance periods, respectively, will remain outstanding until the end of their respective performance periods. The LTI program does not impose a holding period after vesting, awards do not vest until after year three of the performance period and the full vesting opportunity does not occur until after year five of the performance period.

Pension and Retirement Savings
Based on legacy arrangements which were developed to assist in incentivizing the executive directors during an extremely challenging period, certain retirement benefits were provided to the executive directors. Both executive directors have retirement savings benefits in an aggregate amount equal to five times their last annual base compensation. The award is payable quarterly over a period of 20 years commencing three months after the conclusion of services with the Company, with an option for a lump sum payment. Also under legacy plans, the CEO participates in pension plans for which the Company mandatorily pays defined contributions to social security institutions.  In 2016, a cost of €1.3 million was recognized in connection with these post-mandate benefits and €1.1 million in social security contributions.
Non-compete Restrictions and Severance
In connection with our CEO’s written agreement entered into in 2016, he agreed to a non-compete restriction under which he committed not to directly or indirectly work for or associate with any business that competes with the Company for two years after termination of his services. In addition, under the agreement, if the Company terminates his services for reasons other than for cause (as defined) or if he terminates his services for good reason (as defined), the Company will pay the CEO an amount equal to the sum of two times the sum of his annual base salary and annual bonus, in each case in the amount received for the last fiscal year prior to termination of his services, plus a pro-rated annual bonus for the year in which the termination occurs, based on actual performance goal achievement through the termination date (the “Severance”). If within twenty-four months following a change of control (as defined) the CEO’s services are involuntarily terminated by the Company (other than for cause), or are terminated by the CEO for good reason, the CEO is entitled to receive the Severance and accelerated vesting of awards under the EIP. If the CEO leaves the Company then pursuant to his agreement, he may not work for a competitor for two years after the termination date. Our CEO will not be entitled to the Severance if he is terminated for cause.
In connection with our Chairman’s written agreement entered into in 2016, if the Company terminates his services for reasons other than for cause (as defined) or if he terminates his services for good reason (as defined), the Company will pay the Chairman an amount equal to two times his annual base salary, using the base salary as in effect for the last fiscal year prior to termination of services.

Other Benefits
We offer customary perquisites to our CEO and Chairman. The executive directors may also be entitled to usual and customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident and disability insurance, tax preparation, financial counseling and tax equalization. The Remuneration Policy also enables the Compensation Committee to grant other benefits to the executive directors in particular circumstances.
Tax Equalization

Action Taken	Rationale
Tax equalization for executive directors	Maintain respective home country taxation on all income for services, in the event of incremental taxes
The executive directors, by nature of their role in our geographically diverse company, may be subject to tax on their income for services in multiple countries.  Given the executive directors are subject to tax on their worldwide income in their respective home countries, the Company studied the prevalent practice for handling incremental tax costs incurred by globally mobile executives.  Based on that analysis, as reported in 2015, the Board decided to tax equalize all of the employment earnings, including equity income, to the executive directors’ respective home country effective tax rate, if incremental taxes over their home country tax rate would arise.

Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While the Company does not maintain a formal stock ownership policy, the CEO’s stock holdings, when viewed as a multiple of his 2016 base salary, was significantly greater than common market practice of five times base salary. Our CEO consistently retains most of his equity awards upon vesting (other than to cover the cost of stock options exercised and tax obligations) demonstrating alignment with shareholder interests. The share ownership record for Mr. Marchionne reflects that he has historically held a substantial amount of equity in the Company, owning over 3 million of shares on an annual basis from February 2012-2014 and over 6 million shares on an annual basis from 2014-2016.
Recoupment of Incentive Compensation (Clawback Policy)
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Company’s EIP defines the terms and conditions for any subsequent long-term incentive program. The Company's agreement for its CEO and the employment agreements for its executive officers and the EIP allow the Company to recover, or “clawback”, incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the CEO and each of the Company’s 17 executives will repay net amounts received for their annual bonus, restricted share units and performance share units if, during the two years after payment, (i) FCA restates its financial statements for any vesting or performance period covered by the compensation (a “covered period”), (ii) “cause”, as defined in executive’s employment agreement, existed during a covered period, or (iii) the executive engaged in certain conduct that has been materially injurious to the Company.
Equity Incentive Plan - Long Term Incentive Program
Annual Bonus Plan

Insider Trading Policy
The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The insider trading policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The insider trading policy also restricts trading to defined window periods which follow the Company’s quarterly earnings releases.
Prohibition On Short Sales (Anti-hedging)
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals to whom the policy applies from engaging in a short sale of the Company's or its subsidiaries' securities and derivatives (such as options, puts calls, or warrants).
Remuneration for Non-Executive Directors
Remuneration of non-executive directors is set forth in the Remuneration Policy. The current remuneration for the non-executive directors is shown in the table below.

Non-Executive Director Compensation	U.S.$
Annual cash retainer	200,000
Additional retainer for Audit Committee member	10,000
Additional retainer for Audit Committee Chair	20,000
Additional retainer for Compensation/Governance Committee member	5,000
Additional retainer for Compensation/Governance Committee Chair	15,000
Additional retainer for Lead Independent Director	20,000
Additional retainer for Chairman of other Board committees	25,000
Non-executive directors may elect to receive their annual retainer fee half in cash and common shares of FCA, or 100 percent in common shares of FCA, whereas, the committee membership and committee chair fee payments are made all in cash (providing a board fee structure common to other large multinational companies to help attract a multinational board membership). Remuneration of non-executive directors is fixed and not dependent on the Group's financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans. Non-executive directors are also entitled to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.
Implementation of Remuneration Policy in 2017
The Company is proposing amendments to the remuneration policy for its non-executive directors at the upcoming Shareholders' Meeting under which the policy will state that the non-executive Directors will be paid in cash and provide for stock ownership guidelines. If, and to the extent, any changes to 2017 remuneration are made, those changes will be in line with the approved Remuneration Policy.

Directors' Compensation
The following table summarizes the remuneration paid to the members of the Board of Directors for the year ended December 31, 2016.

	Office held	In office from/to	Annual fee (€)		Annual incentive (1) (€)	Other compensation (€)		Total (€)
Directors of FCA
ELKANN John Philipp	Chairman	01/01/2016 - 12/31/2016	1,806,685		—	635,688	(2)	2,442,373
MARCHIONNE Sergio	CEO	01/01/2016 - 12/31/2016	3,613,369		6,135,481	917,670	(3)	10,666,520
AGNELLI Andrea	Director	01/01/2016 - 12/31/2016	180,668	(4)	—	—		180,668
BRANDOLINI D'ADDA Tiberto	Director	01/01/2016 - 12/31/2016	180,668	(4)	—	—		180,668
EARLE Glenn	Director	01/01/2016 - 12/31/2016	198,735	(4)	—	20,367	(5)	219,102
MARS Valerie	Director	01/01/2016 - 12/31/2016	194,219	(4)	—	5,447	(5)	199,666
SIMMONS Ruth J.	Director	01/01/2016 - 12/31/2016	185,185	(4)	—	6,233	(5)	191,418
THOMPSON Ronald L.	Director	01/01/2016 - 12/31/2016	212,285	(4)	—	6,233	(5)	218,518
WHEATCROFT Patience	Director	01/01/2016 - 12/31/2016	194,219	(4)	—	21,845	(5)	216,064
WOLF Stephen M.	Director	01/01/2016 - 12/31/2016	194,219	(4)	—	6,233	(5)	200,452
ZEGNA Ermenegildo	Director	01/01/2016 - 12/31/2016	185,185	(4)	—	8,142	(5)	193,327
Total			7,145,437		6,135,481	1,627,858		14,908,776
_________________________
(1) The annual incentives are for bonuses accrued for 2016 which will be paid in 2017.
(2) The stated amount refers to the use of transport, insurance premiums and tax equalization.
(3) The stated amount refers to insurance premiums, tax preparation and tax equalization.
(4) Non-executive directors who elect to receive a portion of their annual retainer fee in common shares of FCA. The amount of the annual fee reported includes the fair value of the shares received.
(5)The stated amount refers to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.

Share Plans Granted to Directors
The following table gives an overview of the share plans held by the Chief Executive Officer and other Board Members.

Name / Plan	Grant Date	Vesting Date	Number of shares under award at January 1, 2016	Fair Value on Grant Date (1)	Shares Granted (1)	Shares Vested	Number of shares under award at December 31, 2016
Agnelli / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.36	19,904	19,904	—
Brandolini / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,944	—
Earle / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.12	18,365	18,364	—
Mars / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Simmons / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.14	27,813	27,813	—
Thompson / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Wheatcroft / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Wolf / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.16	27,281	27,281	—
Zegna / 2016 FCA Share Grants	01/2016 - 10/2016	01/2016 - 10/2016	—	U.S.$7.15	13,994	13,994	—
Marchionne / FCA LTI awards (2)	04/16/2015	02/2017 / 2018 / 2019	4,320,000	U.S.$14.84	—	—	6,709,200
________________________________
(1) Non-executive directors may elect a portion of their annual retainer fee in common shares of FCA. The fair value of the shares received and shown in the table is included in the amount of the annual fee reported in the Directors' compensation table above.
(2) During 2016, the Compensation Committee, in accordance with the terms of the LTI plan, adjusted the equity awards to make holders of the Company’s LTI awards whole for the diminution in value of an FCA share resulting from the Ferrari spin-off. In January 2017, the Compensation Committee, in accordance with the terms of the LTI plan, adjusted the equity awards to make holders of the Company’s LTI awards whole for the diminution in value of an FCA share resulting from the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. For LTI awards, the actual value of units received will depend on the Company’s performance, as described above. Fair value is calculated by multiplying the per unit value of the award by the number of units corresponding to the most probable outcome of the performance conditions as of the grant date. The per unit value is based on the closing price of the Company’s stock on the grant date, adjusted to reflect the relative TSR modifiers using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Event	Number of shares under award	Conversion Factor	Fair Value on award date	Dilution Adjustment	Number of adjusted shares
Ferrari Spin-off	4,320,000	1.5440	U.S.$9.61	2,350,080	6,670,080
RCS Media Group S.p.A.	6,670,080	1.005865	U.S.$ 9.56	39,120	6,709,200
The total cost recognized in 2016 by the Company in connection with the share plans referenced above was approximately €24 million.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2016 was approximately €29 million, including €6 million of pensions and similar benefits paid or set aside by us, excluding any expense for share-based compensation. The aggregate amounts include 17 executives at December 31, 2016. During 2016, organizational changes occurred that were taken into consideration in the total compensation figures.
C. Board Practices
Refer to Item 6A. Directors and Senior Management for additional information concerning the Company’s Directors required by this item.
Committees
On October 13, 2014, the Board of Directors of FCA appointed the following internal committees: (i) an Audit Committee; (ii) a Governance and Sustainability Committee; and (iii) a Compensation Committee, such appointment becoming effective as of the Merger effective date. On March 23, 2015, the Board of Directors appointed Ms. Valerie Mars as additional member of the Audit Committee.

The Audit Committee consists of the following members:

Name	Position
Glenn Earle	Chairman
Ronald L. Thompson	Member
Patience Wheatcroft	Member
Valerie Mars	Member
On October 29, 2014, the Board of Directors approved the charter of the Audit Committee. The function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the Company’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) the Company’s compliance with legal and regulatory requirements; (v) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; and (vii) the implementation and effectiveness of the company’s ethics and compliance program. The Audit Committee shall be comprised of at least three non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

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
At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and best practice provisions of the Dutch Corporate Governance Code.
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairman
Patience Wheatcroft	Member
Ruth J. Simmons	Member
On October 29, 2014, the Board of Directors approved the charter of the Governance and Sustainability Committee. The function of the Governance and Sustainability Committee is to assist the Board of Directors with respect to the determination of, inter alia: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointments of executive and non-executive directors; (v) supervision of the selection criteria and appointment procedure for senior management; (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three directors, at most one of whom may be an executive director and no more than two of whom will not be independent under the Dutch Corporate Governance Code, elected by the Board of Directors.

The Compensation committee consists of the following members:

Name	Position
Stephen M. Wolf	Chairman
Valerie A. Mars	Member
Ermenegildo Zegna	Member
On October 29, 2014, the Board of Directors approved the charter of the Compensation Committee. The function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; and (iv) remuneration report. The Compensation Committee shall be comprised of at least three non-executive directors, at most one of whom will not be independent under the Dutch Corporate Governance Code, elected by the Board of Directors.
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
At December 31, 2016, we had a total of 231,019 employees, a 1.5 percent decrease from December 31, 2015 and a one percent increase over December 31, 2014. The following table provides a breakdown of our employees as of December 31, 2016, 2015 and 2014, indicated by type of contract and region. Employees of certain joint ventures are omitted from the figures below.

	Hourly			Salaried			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Europe	55,106	58,194	55,690	32,637	33,604	32,371	87,743	91,798	88,061
North America	70,856	67,720	63,541	23,594	22,490	21,980	94,450	90,210	85,521
Latin America	31,081	34,574	37,258	9,250	9,625	9,974	40,331	44,199	47,232
Asia	2,798	2,562	2,636	5,533	5,680	5,065	8,331	8,242	7,701
Rest of the world	4	4	6	160	168	169	164	172	175
Total	159,845	163,054	159,131	71,174	71,567	69,559	231,019	234,621	228,690

We maintain dialogue with trade unions and employee representatives to achieve consensus-based solutions for responding to different market conditions in each geographic area. We have had no significant instances of labor unrest overall, and no significant local labor actions in the past three years.
In Europe, we established a European Works Council (or “EWC”) in 1997 to ensure workers the right to information and consultation as required by European Union regulations applicable to community-scale undertakings. The EWC was established on the basis of an agreement initially signed in 1996 and subsequently revised and amended with a further amendment executed in July 2016. The new amendment, which is effective until the end of 2018, increased the number of total seats from 20 to 24 so that additional employees from new countries within the scope of the EWC are represented.
Trade Unions and Collective Bargaining
FCA employees are free to join any trade union provided they do so in accordance with local law and the rules of the related trade union. The Group recognizes and respects the right of its employees to be represented by trade unions or other representatives in accordance with local applicable legislation and practice.
In Italy, 34.7 percent of our workers were trade union members in 2016, compared with 32.3 percent of workers in 2015. In addition to the rights granted to all Italian trade unions and workers concerning freedom of association, we provide an additional service to our Italian employees by paying the trade union dues on their behalf.
A large portion of our workers in the U.S., Canada and Mexico are represented by trade unions.
Collective bargaining at various levels resulted in major agreements being reached with trade unions on both wage and employment conditions in several countries. Approximately 83 percent of our employees worldwide are covered by collective bargaining agreements.
In Italy, all of our employees are covered by collective bargaining agreements. In April, 2015, a four-year compensation agreement was signed by FCA companies in Italy within the automobiles business. The new compensation agreement was subsequently included into the new labor agreement and was extended to all FCA companies in Italy on July 7, 2015. The compensation arrangement was effective retrospectively from January 1, 2015 through December 31, 2018 and incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the Group's Business Plan by including a continuous shift cycle (with a total of 20 shifts per week) and adding two variable additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and the plant’s WCM audit status; and

•
a component linked to achievement of the financial targets established in the 2015-2018 period of the Business Plan (“Business Plan Bonus”) for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati. A portion of the Business Plan Bonus is a guaranteed amount based on employees' base salaries and is paid over four years in quarterly installments, while the remaining portion is to be paid in March 2019 to active employees as of December 31, 2018, with at least two years of service during 2015 through 2018.

In October 2015, FCA US and the UAW agreed to a new four-year national collective bargaining agreement, which will expire in September 2019. The provisions of the agreement continue certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement closes the pay gap between “Traditional” and “In-progression” employees over an eight year period and will continue to provide UAW-represented employees with a simplified adjusted profit sharing plan. The adjusted profit sharing plan was effective for 2016 and was directly aligned with NAFTA profitability. The agreement included lump-sum payments in lieu of further wage increases of primarily U.S.$4,000 for “Traditional” employees and U.S.$3,000 for “In-progression” employees totaling approximately $141 million (€126 million) that was paid to UAW members on November 6, 2015.

In September 2016, the four-year collective bargaining agreement that was entered into in September 2012 with Unifor in Canada expired. FCA entered into a new four year labor agreement with Unifor in Canada that was ratified on October 16, 2016. The terms of this agreement provide a two percent wage increase in the first and fourth years of the agreement for employees hired prior to September 24, 2012 and will continue to close the pay gap for employees hired on or after September 24, 2012 by revising a ten year progressive pay scale plan. The agreement includes a lump sum payment in lieu of further wage increases of $6,000 Canadian dollars (“CAD$”) per employee totaling approximately CAD$55 million (approximately €38 million) that was paid to Unifor members on November 4, 2016. These payments will be amortized ratably over the four-year labor agreement period. The new agreement expires September 2020.
E. Share Ownership
The table below shows the number of FCA common shares owned at February 27, 2017 by members of FCA’s board and GEC.

FCA Directors Owning FCA Common Shares at February 27, 2017	Shares	Percent of Class
Sergio Marchionne	14,620,000	1.13%*
John Elkann	133,000	—%
Andrea Agnelli	33,504	—%
Tiberto Brandolini d’Adda	23,375	—%
Glenn Earle	30,998	—%
Valerie Mars	23,375	—%
Ruth J. Simmons	46,193	—%
Ronald L. Thompson	23,375	—%
Patience Wheatcroft	23,375	—%
Stephen M. Wolf	231,000	—%
Ermenegildo Zegna	26,410	—%

FCA Officers Owning FCA Common Shares at February 27, 2017	Shares	Percent of Class
Alfredo Altavilla	31,653	—%
Alessandro Baldi	35,450	—%
Scott R. Garberding	33,000	—%
Michael J. Keegan	9,000	—%
Stefan Ketter	4,803	—%
Linda I. Knoll	13,500	—%
Michael Manley	3,800	—%
Harald J. Wester	62,000	—%
_____________________________
* Interest in full share capital, and percentage of overall voting rights, is 0.86 percent

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor N.V. is the largest shareholder of FCA through its 29.41 percent shareholding interest in our issued common shares (as of February 27, 2017). On December 16, 2016, Exor N.V. received 73,606,222 of FCA common shares in connection with the mandatory conversion of the mandatory convertible securities due 2016 (see Note 27, Equity, within the Consolidated Financial Statements included elsewhere in this report). As a result of the loyalty voting mechanism, Exor N.V.’s voting power is 42.60 percent.
Consequently, Exor N.V. could strongly influence all matters submitted to a vote of FCA shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.
Exor N.V. is controlled by Giovanni Agnelli BV (“GA”), which holds 52.99 percent of its share capital. GA is a private limited liability company under Dutch law with its capital divided in shares and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The directors of GA are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Eduardo Teodorani-Fabbri, Luca Ferrero de’ Gubernatis Ventimiglia, Jeroen Preller and Florence Hinnen.
Based on the information in FCA’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of the common shares of FCA as of February 27, 2017:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor N.V.(1)	449,410,092	29.41
Harris Associates L.P. (2)	56,573,440	3.70
Baillie Gifford & Co. (3)	54,383,269	3.56
Tiger Global Management LLC (4)	52,740,079	3.45
_____________________________

(1)
In addition, Exor N.V. holds 375,803,870 special voting shares; Exor N.V.'s beneficial ownership in FCA is 42.60 percent, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by Exor N.V. and (ii) the aggregate number of outstanding common shares and issued special voting shares.

(2)	Harris Associates L.P. beneficially owns 56,573,440 common shares (2.92 percent of the issued shares).

(3)
Baillie Gifford & Co., as an investment adviser in accordance with rule 240.13d-1(b), beneficially owns 85,370,632 common shares with sole dispositive power (4.41 percent of the issued shares), of which 54,383,269 common shares are held with sole voting power (2.81 percent of the issued shares).

(4)	Tiger Global Management LLC beneficially owns 52,740,079 common shares (2.72 percent of the issued shares).

Based on the information in FCA’s shareholder register and other sources available to us, as of January 31, 2017, approximately 440 million FCA common shares, or 29 percent of the FCA common shares, were held in the United States. As of the same date, approximately 1,040 record holders had registered addresses in the United States.

B. Related Party Transactions
The related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over FCA and its subsidiaries, companies belonging to Exor N.V. (including CNHI) and unconsolidated subsidiaries, associates or joint ventures of the Group. Members of FCA’s Board of Directors, Board of Statutory Auditors (through the date of the Merger) and executives with strategic responsibilities and their families are also considered related parties. From January 3, 2016, which was the date of the spin-off of Ferrari N.V. from the Group, transactions carried out with Ferrari N.V. are related party transactions.
The Group carries out transactions with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group, which have had an effect on Net revenues, Cost of revenues, and Trade receivables and payables, with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, are primarily of a commercial nature. Refer to Note 24, Related party transactions, within the Consolidated Financial Statements included elsewhere in this report, for further details on our related party transactions.
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
Dividend Policy
For 2016, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s Business Plan.
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
The Group constantly monitors the ratio between debt and equity and in particular the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, the Board of Directors may make proposals to shareholders at a general meeting of shareholders to reduce or increase share capital or, where permitted by law, to distribute reserves. In this context, the Group may also make purchases of treasury shares, without exceeding the limits authorized by shareholders at a general meeting of shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in its rating.
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

	NYSE		MTA
	High	Low	High	Low
	(in U.S.$)		(in €)
Period ended December 31, 2014 (1)	13.610	8.740	11.170	6.875
Year ended December 31, 2015	16.720	11.250	15.800	9.465
First Quarter 2015	16.720	11.250	15.800	9.465
Second Quarter 2015	16.710	14.330	15.630	12.800
Third Quarter 2015	16.560	12.210	14.960	11.080
Fourth Quarter 2015	16.470	13.090	14.520	11.850
Year ended December 31, 2016	9.120	5.680	8.735	5.110
First Quarter 2016	9.070	5.880	8.365	5.230
Second Quarter 2016	8.260	5.960	7.355	5.355
Third Quarter 2016	7.000	5.680	6.330	5.110
Fourth Quarter 2016	9.120	6.160	8.735	5.605
Monthly
August 2016	6.960	6.080	6.210	5.450
September 2016	6.940	6.090	6.155	5.435
October 2016	7.320	6.160	6.670	5.605
November 2016	7.700	6.750	7.325	6.130
December 2016	9.120	7.630	8.735	7.205
January 2017	11.090	9.490	10.470	8.780
________________________________
(1) From October 13, 2014.
The following table presents the high and low closing market prices of Fiat ordinary shares as reported on the MTA for each of the periods indicated:

	MTA
	High	Low
	(in €)
Year ended December 31, 2012	4.842	3.314
Year ended December 31, 2013	6.450	3.890
Period from January 1, 2014 through October 10, 2014	9.070	6.465
B. Plan of Distribution
Not applicable.

C. Markets
Our common shares are listed and traded on the NYSE under the symbol “FCAU” and on the MTA under the symbol “FCA”. Prior to the effectiveness of the Merger, Fiat's ordinary shares were listed and traded on the MTA under the symbol “Fiat”.
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
On December 16, 2014, FCA completed the following capital transactions:

•
FCA completed the sale of 100 million common shares, nominal value €0.01 per share, consisted of the common shares previously held by FCA as treasury shares and additional common shares that FCA issued to replenish the share capital canceled in accordance with applicable law following the exercise by Fiat S.p.A. shareholders of cash exit rights under Italian law in connection with the cross-border merger of Fiat into FCA.

•
FCA issued an aggregate notional amount of U.S.$2,875 million of mandatory convertible securities due 2016; the mandatory convertible securities were convertible into common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus, as follows:

◦	Maximum Conversion Rate: 262,895,750(1) shares if the AMV ≤ Initial Price (U.S.$7.0829(2)), in aggregate the Maximum Number of Shares

◦	A number of shares equivalent to the value of U.S.$64.7675(3) (i.e., U.S.$64.7675(3) / AMV), if Initial Price (U.S.$7.0829(2)) ≤ the AMV ≤ Threshold Appreciation Price (U.S.$8.3224(4))

◦	Minimum Conversion Rate: 223,741,125(5) shares if the AMV ≥ Threshold Appreciation Price (U.S.$8.3224(4)), in aggregate the Minimum Number of Shares
On December 15, 2016, each U.S.$100 notional amount of the mandatory convertible securities was converted to 8.3077 of FCA's common shares based upon the average volume weighted average prices of FCA common shares on the New York Stock Exchange during the 20 consecutive trading day period beginning November 14, 2016 and ending on December 12, 2016 (inclusive), which resulted in a total of 238,846,375 FCA common shares that were issued.
At December 31, 2014, there were 1,250,000 common shares reserved for issuance under the FCA Non-Executive Directors’ Compensation Plan in the following 5 years. During 2015, a total of 83,172 common shares were issued at fair market value. Fair market value equals the average of the highest and lowest sale price of a common share during normal trading hours on the NYSE on the last trading day of the applicable plan year quarter. During 2016, a total of 163,333 common shares were issued at fair market value. On January 9, 2017, an additional 26,865 common shares were issued at fair market value.

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
Beneficial interests in FCA common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in FCA’s register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the FCA common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
Directors
Set forth below is a summary description of the material provisions of the FCA Articles of Association relating to our directors. The summary does not restate the FCA Articles of Association in their entirety.
FCA’s directors serve on the FCA Board of Directors for a term of approximately one year, such term ending on the day that the first annual general meeting of shareholders is held in the following calendar year. FCA’s shareholders appoint the directors of the FCA Board of Directors at a general meeting. Each director may be reappointed for an unlimited number of terms. The general meeting of shareholders determines whether a director is an executive director or a non-executive director.

________________________________
(1) Effective May 13, 2016, the maximum number of shares was adjusted from 261,363,375 to 262,895,750 as a result of the distribution of the Group's investment in RCS MediaGroup S.p.A
(2) Effective January 15, 2016, Initial price was adjusted from U.S.$11.00 to U.S.$7.1244 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, Initial price was subsequently adjusted from U.S.$7.1244 to U.S.$7.0829 as a result of the distribution of the Group's investment in RCS MediaGroup S.p.A
(3) Effective January 15, 2016, Stated amount was adjusted from U.S.$100.00 to U.S.$64.7675 as a result of the spin-off of Ferrari N.V.
(4) Effective January 15, 2016, Threshold appreciation price was adjusted from U.S.$12.9250 to U.S.$8.3712 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, was subsequently adjusted from U.S.$8.3712 to U.S.$8.3224 as a result of the distribution of the Group's investment in RCS MediaGroup S.p.A
(5) Effective May 13, 2016, the minimum number of shares was adjusted from 222,435,875 to 2223,741,125 as a result of the distribution of the Group's investment in RCS MediaGroup S.p.A

The FCA Board of Directors is a single board and consists of three or more members, comprising both members having responsibility for the day-to-day management of FCA (executive directors) and members not having such day-to-day responsibility (non-executive directors). The tasks of the executive and non-executive directors in a one-tier board such as FCA’s Board of Directors may be allocated under or pursuant to the FCA Articles of Association, provided that the general meeting of shareholders has stipulated whether such director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive directors or nominating directors for appointment. Tasks that are not allocated fall within the power of the FCA Board of Directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of FCA (including supervision thereof in case of non-executive directors).
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
Pursuant to Section 12 of the Terms and Conditions, any amendment to the Terms and Conditions (other than merely technical, non-material amendments and unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the FCA common shares are listed) may only be made with the approval of the general meeting of shareholders.
At any time, a holder of Qualifying Common Shares or Electing Common Shares may request the de-registration of such shares from the Loyalty Register to enable free trading thereof in the “Regular Trading System.” Upon the de-registration from the Loyalty Register, such shares will cease to be Electing Common Shares or Qualifying Common Shares as the case may be and will be freely tradable and voting rights attached to the corresponding special voting shares will be suspended with immediate effect and such special voting shares shall be transferred to FCA for no consideration (om niet).
Terms and Conditions of the Special Voting Shares
The Terms and Conditions of the Special Voting Shares apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the share capital of FCA and to certain aspects of Electing Common Shares, Qualifying Common Shares and FCA common shares, which are or will be registered in the Loyalty Register.
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
For the purposes of this section a “change of control” shall mean, in respect of any FCA shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company, (b) the transfer of ownership and /or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the change of control transaction. “Transferred Group” shall mean the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of change of control.
Liability to Further Capital Calls
All of the outstanding FCA common shares are fully paid and non-assessable.
Discriminating Provisions
There are no provisions of the FCA Articles of Association that discriminate against a shareholder because of its ownership of a substantial number of shares.
Additional Issuances and Rights of Preference
Issuance of Shares
The general meeting of shareholders of FCA has the authority to resolve on any issuance of shares. In such a resolution, the general meeting of shareholders must determine the price and other terms of issuance. The Board of Directors of FCA may have the power to issue shares if it has been authorized to do so by the general meeting of shareholders, or pursuant to the FCA Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. The FCA Board of Directors has been designated by the FCA Articles of Association as the competent body to issue FCA common shares and special voting shares up to the maximum aggregate amount of the FCA authorized share capital for an initial period of five years from October 12, 2014, which may be extended by the general meeting of shareholders with additional consecutive periods of up to a maximum of five years each.
FCA will not be required to obtain approval from a general meeting of shareholders to issue shares pursuant to the exercise of a right to subscribe for shares that was previously granted pursuant to authority granted by the shareholders or pursuant to delegated authority by the Board of Directors. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer has authority to decide on the issuance of shares.
Rights of Pre-emption
Under Dutch law and the FCA Articles of Association, each FCA shareholder has a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new FCA common shares (or the granting of rights to subscribe for FCA common shares). Exceptions to this right of pre-emption include the issuance of new FCA common shares (or the granting of rights to subscribe for common shares): (i) to employees of FCA or another member of its Group pursuant to a stock compensation plan of FCA; (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously granted right to subscribe for FCA common shares.
In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.
The general meeting of shareholders may resolve to limit or exclude the rights of pre-emption upon an issuance of FCA common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the general meeting of shareholders. The FCA Articles of Association, or the general meeting of shareholders, may also designate the FCA Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of FCA common shares. Pursuant to Dutch law, the designation by the general meeting of shareholders may be granted to the FCA Board of Directors for a specified period of time of not more than five years and only if the FCA Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue FCA common shares. The FCA Board of Directors is designated in the FCA Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from October 12, 2014 which may be extended by the general meeting of shareholders with additional periods up to a maximum of five years per period.
Repurchase of Shares
Upon agreement with the relevant FCA shareholder, FCA may acquire its own shares at any time for no consideration (om niet), or subject to certain provisions of Dutch law and the FCA Articles of Association for consideration, if: (i) FCA’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (ii) FCA would thereafter not hold a pledge over FCA common shares, or together with its subsidiaries, hold FCA common shares with an aggregate nominal value exceeding 50 percent of the FCA’s issued share capital; and (iii) the FCA Board of Directors has been authorized to do so by the general meeting of shareholders.
The acquisition of fully paid-up shares by FCA other than for no consideration (om niet) requires authorization by the general meeting of shareholders. Such authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees of FCA or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Such shares must be officially listed on a price list of an exchange.
At a general meeting of shareholders, the shareholders may resolve to designate the Board of Directors as the competent body to resolve on FCA acquiring any FCA’s fully paid up FCA common shares other than for no consideration (om niet) for a period of up to 18 months.
FCA may, jointly with its subsidiaries, hold FCA shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of such FCA shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any FCA shares held by FCA in excess of the amount permitted shall transfer to all members of the FCA Board of Directors jointly at the end of the last day of such three-year period. Each member of the FCA Board of Directors shall be jointly and severally liable to compensate FCA for the value of the FCA shares at such time, with interest at the statutory rate thereon from such time. The term FCA shares in this paragraph shall include depositary receipts for shares and shares in respect of which FCA holds a right of pledge.
No votes may be cast at a general meeting of shareholders on the FCA shares held by FCA or its subsidiaries. Also no voting rights may be cast at a general meeting of shareholders in respect of FCA shares for which depositary receipts have been issued that are owned by FCA. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by FCA and its subsidiaries in FCA’s share capital are not excluded from the right to vote on such shares, if the right of usufruct or pledge was granted prior to the time such shares were acquired by FCA or its subsidiaries. Neither FCA nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge. No right of pledge may be established on special voting shares and the voting rights attributable to special voting shares may not be assigned to a usufructuary.

Reduction of Share Capital
Shareholders at a general meeting have the power to cancel shares acquired by FCA or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the general meeting of shareholders, if less than one-half of the issued capital is present or represented at the meeting. If more than one-half of the issued share capital is present or represented at the meeting, a simple majority of the votes cast at the general meeting of shareholders is required. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.
Transfer of Shares
In accordance with the provisions of Dutch law, pursuant to Article 12 of the FCA Articles of Association, the transfer or creation of FCA shares or a right in rem thereon requires a deed intended for that purpose and save when the company is a party, written acknowledgment by the company of the transfer.
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
FCA common shares are freely transferable. As described below, special voting shares are generally not transferable.
At any time, a holder of FCA common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such FCA common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such FCA common shares no longer qualify as Electing Common Shares or Qualifying Common Shares, as a result, the holder of such FCA common shares is required to offer and transfer the special voting shares associated with such FCA common shares that were previously Qualifying Common Shares to FCA for no consideration (om niet) as described in detail in —“Loyalty Voting Structure-Terms and Conditions of the Special Voting Shares-Withdrawal of Special Voting Shares.”
Annual Accounts and Independent Auditor
FCA’s financial year is the calendar year. Pursuant to FCA’s deed of incorporation, the first financial year of FCA ended on December 31, 2014. Within four months after the end of each financial year, the FCA Board of Directors will prepare the annual accounts, which must be accompanied by an annual report and an auditor’s report and will publish the accounts and annual report and will make those available for inspection at FCA’s registered office. All members of the FCA Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the general meeting of shareholders at the annual general meeting, at which meeting the members of the FCA Board of Directors will be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditor’s report are made available through FCA’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

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
Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the general meeting of shareholders, be distributed as dividends on the FCA common shares only. The general meeting of shareholders may resolve, on the proposal of the FCA Board of Directors, to declare and distribute dividends in U.S. Dollar. The FCA Board of Directors may decide, subject to the approval of the general meeting of shareholders and the FCA Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares, or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the FCA Articles of Association or Dutch law will have to be repaid by the shareholders who knew or should have known, of such violation.
General Meetings and Voting Rights
Annual Meeting
An annual general meeting of shareholders must be held within six months from the end of FCA’s preceding financial year. The purpose of the annual general meeting of shareholders is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the FCA Board of Directors from liability for their management and supervision, and other proposals brought up for discussion by the FCA Board of Directors.
General Meeting and Place of Meetings
Other general meetings of shareholders will be held if requested by the FCA Board of Directors, the Chairman or the Chief Executive Officer, or as otherwise required by Dutch law, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10 percent of the issued share capital of the company (taking into account the relevant provisions of Dutch law, and the FCA Articles of Association and the applicable stock exchange regulations). General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.
Convocation Notice and Agenda
General meetings of shareholders can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 42 days before the meeting. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend a general meeting of shareholders must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting of shareholders may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the FCA Board of Directors at least 60 days before the day of the meeting.
Admission and Registration
Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the FCA common shares accrues, shall be authorized to attend the general meeting of shareholders, to address the general meeting of shareholders and to exercise their voting rights. The registration date of each general meeting of shareholders is the twenty-eighth day prior to the date of the general meeting of shareholders so as to establish which shareholders are entitled to attend and vote at the general meeting of shareholders. Only holders of shares and other persons entitled to vote or attend the general meeting of shareholders, at such registration date are entitled to attend and vote at the general meeting of shareholders. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting of shareholders may register and exercise their rights.
Those entitled to attend a general meeting of shareholders may be represented at a general meeting of shareholders by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.
Members of the FCA Board of Directors have the right to attend a general meeting of shareholders. In these general meetings of shareholders, they have an advisory role.
Voting Rights
Each FCA common share and each special voting share confers the right on the holder to cast one vote at a general meeting of shareholders. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the FCA Articles of Association prescribes a larger majority. Under Dutch law and/or the FCA Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

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
Shareholders’ Votes on Certain Transactions
Any important change in the identity or character of FCA must be approved by the general meeting of shareholders, including (i) the transfer to a third party of the business of FCA or practically the entire business of FCA; (ii) the entry into or breaking off of any long-term cooperation of FCA or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to FCA; and (iii) the acquisition or disposal by FCA or a subsidiary of an interest in the capital of a company with a value of at least one-third of FCA’s assets according to the Consolidated Statement of Financial Position with explanatory notes included in the last adopted annual accounts of FCA.

Amendments to the FCA Articles of Association, including Variation of Rights
A resolution of the general meeting of shareholders to amend the FCA Articles of Association or to wind up FCA may be approved only if proposed by the FCA Board of Directors and must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such general meeting of shareholders.
The rights of shareholders may be changed only by amending the FCA Articles of Association in compliance with Dutch law.
Dissolution and Liquidation
The general meeting of shareholders may resolve to dissolve FCA, upon a proposal of the FCA Board of Directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is present or represented at the meeting. In the event of dissolution, FCA will be liquidated in accordance with Dutch law and the FCA Articles of Association and the liquidation shall be arranged by the members of the FCA Board of Directors, unless the general meeting of shareholders appoints other liquidators. During liquidation, the provisions of the FCA Articles of Association will remain in force as long as possible.
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
Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (e.g. the general meeting of shareholders). The Dutch Corporate Governance Code is divided into five sections which address the following topics: (i) compliance with and enforcement of the Dutch Corporate Governance Code; (ii) the management board, including matters such as the composition of the board, selection of board members and director qualification standards, director responsibilities, board committees and term of appointment; (iii) the supervisory board or the non-executive directors in a one-tier board; (iv) the shareholders and the general meeting of shareholders; and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.
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
The Dutch Corporate Governance Code is subject to revision. The revised version of the Dutch Corporate Governance Code has been published in December 2016. Provided that the revised Code has been implemented in Dutch law in 2017, FCA must report in 2018 regarding its application of the revised Dutch Corporate Governance Code over the 2017 financial year.
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
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person; (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account; (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement; (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment; and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.
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
Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares; (ii) such person may be obliged to purchase shares on the basis of an option; or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.
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

•
voiding a resolution adopted by the general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in FCA.
Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.
Mandatory Bid Requirement
Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30 percent or more of FCA’s voting rights will be obliged to launch a public offer for all outstanding shares in FCA’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, had an interest of at least 30 percent of FCA’s voting rights before the shares were first listed on the MTA and who still maintained such an interest after such first listing. Immediately after the first listing of FCA common shares on the MTA, Exor N.V. held more than 30 percent of FCA’s voting rights. Therefore, Exor N.V.’s interest in FCA was grandfathered and the exception that applies to it will continue to apply to it for as long as its holding of shares represents over 30 percent of FCA’s voting rights.
Dutch Financial Reporting Supervision Act
On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), (or the “FRSA”), the AFM supervises the application of financial reporting standards by, amongst others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM; (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports; or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
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

Disclosure of Trades in Listed Securities
Pursuant to the AFS and the Market Abuse Regulation (EU) No 596/2014, each of the members of the FCA Board of Directors and any other person discharging managerial responsibilities within FCA and who in that capacity is authorized to make decisions affecting the future developments and business prospects of FCA and who has regular access to inside information relating, directly or indirectly, to FCA (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to FCA common shares or financial instruments, the value of which is (in part) determined by the value of FCA common shares.
In addition, persons who are closely associated with members of the Board of Directors or any of the Insiders must notify the AFM of all transactions conducted for their own account relating to FCA’s shares or financial instruments, the value of which is (in part) determined by the value of FCA’s shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.
The AFM must be notified of transactions effected in either FCA’s shares or financial instruments, the value of which is (in part) determined by the value of FCA’s shares following the transaction date by means of a standard form. Notifications under the Market Abuse Regulation may be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the AFS and the Market Abuse Regulation.
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.
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
Disclosure Requirements under Italian law and European Union law
Summarized below are the most significant requirements to be complied with by FCA in connection with the admission to listing of FCA common shares on the MTA. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).

In particular, the following main disclosure obligations shall apply to FCA:

•
the Legislative Decree no. 58/1998, or the Italian Financial Act effective as of the date of this report: article 92 (equal treatment principle), article 114-bis (information to be provided to the market concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB) and article 180 and the following (relating to insider trading and market manipulation);

•
the new applicable law concerning market abuse and, in particular, Regulation (UE) 596/2014 (the “MAR Regulation”) and its implementing measures: article 7 (Inside information), article 17 (Public disclosure of inside information) and article 18 (Insider lists) as well as the implementing regulations.

In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends) shall apply to FCA.
It remains understood that the foregoing is based on the current legal framework and, therefore, it may vary following any potential regulatory intervention by the concerned Member States and competent authorities.
Disclosure of Inside Information - Article 17 of the MAR Regulation
Pursuant to the MAR Regulation, FCA shall disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) relates, directly or indirectly, to FCA or FCA’s common shares; and (iv) if it were made public, would be likely to have a significant effect on the prices of FCA’s common shares or on the price of related derivative financial instruments (the “Inside Information”). In this regard,

•
“information shall be deemed to be of a precise nature” if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (i.e., FCA’s common shares) or the related derivative financial instrument. In this respect in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information.

•
“information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments, derivative financial instruments” shall mean information a reasonable investor would be likely to use as part of the basis of his or her investment decisions.

An intermediate step in a protracted process shall be deemed to be Inside Information if, by itself, it satisfies the criteria of Inside Information as referred to above.

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
FCA may, on its own responsibility, delay disclosure to the public of Inside Information provided that all of the following conditions are met: (a) immediate disclosure is likely to prejudice the legitimate interests of FCA; (b) delay of disclosure is not likely to mislead the public; (c) FCA is able to ensure the confidentiality of that information.

In the case of a protracted process that occurs in stages and that is intended to bring about, or that results in, a particular circumstance or a particular event, FCA may on its own responsibility delay the public disclosure of Inside Information relating to this process, subject to points (a), (b) and (c) above.
Insiders’ Register - Article 18 of the MAR Regulation
FCA, as well as persons acting on its behalf or on its account, shall draw up, and keep regularly updated, a list of all persons who have access to Inside Information and who are working for them under a contract of employment, or otherwise performing tasks through which they have access to Inside Information, such as advisers, accountants or credit rating agencies (the “insider list”).
FCA or any person acting on its behalf or on its account, shall take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.
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
Directors are appointed by a simple majority of the votes validly cast at a general meeting of shareholders. The general meeting of shareholders may at any time suspend or dismiss any director.
C. Material Contracts
For a discussion of our Global Medium Term Notes Programme, our 2020 Notes and 2023 Notes, refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report.
For a discussion of our mandatory convertibles securities and the Company’s equity plans, refer to Note 27, Equity and Note 18, Share-based compensation, within our Consolidated Financial Statements included elsewhere in this report.
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
Information with Respect to Foreign Financial Assets
Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000, (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. Shareholders are urged to consult their tax advisors regarding the application of this legislation to their ownership of FCA stock.
Backup Withholding and Information Reporting
Information reporting requirements for a noncorporate U.S. Shareholder, on IRS Form 1099, will apply to:

•	dividend payments or other taxable distributions made to such U.S. Shareholder within the U.S.; and

•	the payment of proceeds to such U.S. Shareholder from the sale of FCA stock effected at a U.S. office of a broker.
Additionally, backup withholding (currently at a 28 percent rate) may apply to such payments to a non-corporate U.S. Shareholder that:

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

This description is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this description is based is subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.
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
Stamp Duty and Stamp Duty Reserve Tax
No liability to U.K. stamp duty or Stamp Duty Reserve Tax (“SDRT”) will arise on the issue of FCA common shares to shareholders. FCA will not maintain any share register in the U.K. and, accordingly, (i) U.K. stamp duty will not normally be payable in connection with a transfer of common shares, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. SDRT will be payable in respect of any agreement to transfer FCA common shares.

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
F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.
H. Documents on Display
You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain documents we file with or furnish to the SEC on the SEC's website at www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. You may visit the website or call the SEC at 1-800-732-0330 for further information about its public reference room. Reports and other information concerning the business of FCA may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.
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
Our exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our Net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
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
We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be transacted at and accounted for;

•	the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding; and

•	the price of certain commodities.
The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options. In order to manage the Group's foreign currency risk related to its investments in foreign operations, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts.
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
The Group has a subsidiary operating in Venezuela with a U.S. Dollar functional currency. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela from January 1, 2014. Refer to Note 26, Venezuela Currency Regulations and Devaluation, within the Consolidated Financial Statements included elsewhere in this report, for further discussion on Venezuelan currency regulations.
Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company;

•	the principal exchange rates to which the Group is exposed are:

◦	EUR/U.S.$, relating to sales and purchases in U.S.$ made by Italian companies (primarily for Maserati and Alfa Romeo vehicles) and to sales and purchases in Euro made by FCA US;

◦	U.S.$/CAD, primarily relating to FCA Canada's sales of U.S. produced vehicles, net of FCA US sales of Canadian produced vehicles;

◦	CNY, in relation to sales in China originating from FCA US and from Italian companies (primarily for Maserati and Alfa Romeo vehicles);

◦	GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the UK, Australian, Mexican, Swiss, Argentinean and Venezuelan markets;

◦	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

◦	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan; and

◦	U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
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

Certain of the Group’s companies are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China, Australia and South Africa. As the Group's reporting currency is the Euro, the income statements of those entities, which have a reporting currency other than the Euro, are translated into Euro using the average exchange rate for the period. In addition, the monetary assets and liabilities of these consolidated companies are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included within Other comprehensive income. Changes in exchange rates may lead to effects on the translated balances of revenues, costs and monetary assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these companies.
The Group monitors its principal exposure to conversion exchange risk, and in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
There have been no substantial changes in 2016 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, cross-currency interest rate and currency swaps) at December 31, 2016 resulting from a 10 percent change in the exchange rates would have been approximately €1,453 million (€1,490 million at December 31, 2015).
This analysis assumes that a hypothetical, unfavorable and instantaneous 10 percent change in exchange rates is applied in the measurement of the fair value of derivative financial instruments. Receivables, payables and future trade flows whose hedging transactions have been analyzed were not included in this analysis. It is reasonable to assume that changes in market exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
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
In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on Net profit.
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2016, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €56 million (approximately €85 million at December 31, 2015).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2016, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in an increase in Net financial expenses (before taxes), on an annual basis, of approximately €30 million (€40 million at December 31, 2015).
This analysis is based on the assumption that there is an unfavorable change of 10 percent proportionate to interest rate levels across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Quantitative information on commodity price risk
The Group has entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2016, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €35 million (fair value loss of €40 million at December 31, 2015). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.
PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.

We have audited Fiat Chrysler Automobiles N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Fiat Chrysler Automobiles N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Fiat Chrysler Automobiles N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Fiat Chrysler Automobiles N.V. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2016 and our report dated February 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young S.p.A.

Turin, Italy
February 28, 2017

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Glenn Earle and Ronald Thompson are “audit committee financial experts.” Mr. Earle and Mr. Thompson are independent directors under NYSE standards.
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
Item 16C. Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2016 and 2015. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2016 and 2015, respectively:

	Years Ended December 31
(€ thousands)	2016	2015
Audit fees	€19,180	€22,107
Audit-related fees	761	791
Tax fees	241	696
Total	€20,182	€23,594
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
The Dutch and NYSE corporate governance regimes are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as summarized below. We endorse the principles and best practice provisions of the Dutch Corporate Governance Code. In contrast to NYSE rules applicable to U.S. companies, the Dutch Corporate Governance Code is based on a “comply or explain” principle. As a result, deviations from best practice provision of the Dutch Corporate Governance Code are allowed, as long as such deviations are explained in the annual report.
The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies, as well as certain ways in which our governance practices deviate from those suggested in the Dutch Corporate Governance Code.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by recommending that only one non-executive board member be “dependent.” Currently, a majority of our Board (seven of the eleven members) is “independent” under the NYSE definition and the Dutch Corporate Governance Code. Because two of our nine non-executive directors are not independent we deviate from the Dutch Corporate Governance Code’s general best practice provision regarding the maximum number of non-executives that may not be independent. We believe this is appropriate in light of the position of Exor N.V. as our reference shareholder.
However, for one-tier governance structures, specifically the Dutch Corporate Governance Code suggests it is sufficient that a majority of the members of the board be non-executive and independent. Finally, persons may not be appointed as non-executive directors of FCA if such persons are non-executive directors, member of the supervisory boards or other similar bodies for at least five other (Dutch) companies of a certain size.
The NYSE requires that, when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report filed with the SEC) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, however the Dutch Corporate Governance Code also requires us to have a Compensation Committee and a selection and appointment committee (which we call our Governance and Sustainability Committee). Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Corporate Governance Code. All three current members of the Compensation Committee are independent under both the Dutch Corporate Governance Code and the NYSE rules. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or the Chairperson. Of the directors elected to serve on the Governance and Sustainability Committee, no more than one may be an executive director and no more than two may not be independent under the Dutch Corporate Governance Code. These are both deviations from the Dutch Corporate Governance Code which suggests that only non-executive directors and at most one non-independent director serve on Board committees. We allow for an executive director to serve, as the committee’s broad duties benefit from the presence of an executive board member. Although our Governance and Sustainability Committee allows for two non-independent members, we do not intend to make use of this possibility. Current composition of our Governance and Sustainability Committee comprises an executive director as the Chairman and two other directors who are considered independent under both the Dutch Corporate Governance Code and the NYSE Standard.
In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed at a general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a general meeting of shareholders. Our Audit Committee is responsible for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law, such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board, and to the extent the authority to grant equity rights has been delegated at a general meeting of shareholders to the Board. For equity compensation plans for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval at a general meeting of shareholders is required.
While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Corporate Governance Code requires that a dividend distribution be a separate agenda item at a general meeting of shareholders, in which the annual accounts are adopted. In our case, Article 23 of our Articles of Association provide that annual dividends must be resolved upon at a general meeting of shareholders. However, interim dividend distribution can be resolved upon by the Board, subject to meeting certain criteria listed in Articles 23 of our Articles of Association. For a discussion of our dividend policy, see Item 10B. Memorandum and Articles of Association—Payment of Dividends.
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

4.1	Fiat Chrysler Automobiles N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.2	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.3
Indenture, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, relating to senior debt securities (incorporated by reference to Exhibit 4.1 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36676)

4.4	Form of 4.500% Global Security for Exchange Notes due 2020 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
4.5	Form of 5.250% Global Security for Exchange Notes due 2023 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
8.1	Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	Consent of Independent Registered Public Accounting Firm
99.1	Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2016 and 2015 *
99.2	Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2015 and 2014 *
* To be filed by amendment within six months of December 31, 2016.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT CHRYSLER AUTOMOBILES N.V.
(Registrant)

	By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Dated: February 28, 2017

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.
We have audited the accompanying consolidated statement of financial position of Fiat Chrysler Automobiles N.V. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fiat Chrysler Automobiles N.V. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As discussed in Note 2 to the consolidated financial statements, the Company has elected to change the format of the consolidated statement of financial position in 2016 to present current and non-current assets and liabilities.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fiat Chrysler Automobiles N.V.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young S.p.A.

Turin, Italy
February 28, 2017

`FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31
	Note	2016	2015	2014
Net revenues	4	€111,018	€110,595	€93,640
Cost of revenues		95,295	97,620	81,592
Selling, general and other costs		7,568	7,576	6,973
Research and development costs	5	3,274	2,864	2,334
Result from investments:		316	143	131
Share of the profit of equity method investees	12	313	130	117
Other income from investments		3	13	14
Gains on disposal of investments		13	—	12
Restructuring costs		88	53	50
Net financial expenses	6	2,016	2,366	2,051
Profit before taxes		3,106	259	783
Tax expense	7	1,292	166	424
Net profit from continuing operations		1,814	93	359
Profit from discontinued operations, net of tax	3	—	284	273
Net profit		€1,814	€377	€632

Net profit attributable to:
Owners of the parent		€1,803	€334	€568
Non-controlling interests		11	43	64
		€1,814	€377	€632
Net profit from continuing operations attributable to:
Owners of the parent		€1,803	€83	€327
Non-controlling interests		11	10	32
		€1,814	€93	€359
Earnings per share:	28
Basic earnings per share		€1.192	€0.221	€0.465
Diluted earnings per share		€1.181	€0.221	€0.460

Earnings per share for Net profit from continuing operations:	28
Basic earnings per share		€1.192	€0.055	€0.268
Diluted earnings per share		€1.181	€0.055	€0.265

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31
	Note	2016	2015	2014
Net profit (A)		€1,814	€377	€632

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	27
Gains/(Losses) on re-measurement of defined benefit plans		584	679	(327)
Share of (losses) on re-measurement of defined benefit plans for equity method investees		(5)	(2)	(4)
Related tax impact		(261)	(201)	28
Items relating to discontinued operations, net of tax		—	3	(5)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		318	479	(308)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	27
Gains/(Losses) on cash flow hedging instruments		(249)	186	(144)
Gains/(Losses) on available-for-sale financial assets		15	11	(24)
Exchange gains on translating foreign operations		458	1,002	1,323
Share of Other comprehensive (loss)/income for equity method investees		(122)	(17)	51
Related tax impact		69	(48)	26
Items relating to discontinued operations, net of tax		—	18	(74)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		171	1,152	1,158

Total Other comprehensive income, net of tax (B1)+(B2)=(B)		489	1,631	850

Total Comprehensive income (A)+(B)		€2,303	€2,008	€1,482

Total Comprehensive income attributable to:
Owners of the parent		€2,288	€1,953	€1,350
Non-controlling interests		15	55	132
		€2,303	€2,008	€1,482
Total Comprehensive income attributable to owners of the parent:
Continuing operations		€2,288	€1,685	€1,182
Discontinued operations		—	268	168
		€2,288	€1,953	€1,350
The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in € million)

		At December 31		At January 1
	Note	2016	2015(1)	2015(1)
Assets
Goodwill and intangible assets with indefinite useful lives	9	€15,222	€14,790	€14,012
Other intangible assets	10	11,422	9,946	8,835
Property, plant and equipment	11	30,431	27,454	26,408
Investments accounted for using the equity method	12	1,793	1,658	1,471
Other financial assets	13	649	724	700
Deferred tax assets	7	3,699	4,056	4,186
Other receivables	15	581	485	1,000
Tax receivables	15	93	98	44
Accrued income and prepaid expenses		372	325	206
Other non-current assets		359	176	114
Total Non-current assets		64,621	59,712	56,976
Inventories	14	12,121	11,351	10,449
Assets sold with a buy-back commitment		1,533	1,881	2,018
Trade and other receivables	15	7,273	6,575	7,653
Tax receivables	15	206	307	284
Accrued income and prepaid expenses		389	367	309
Other financial assets	13	762	1,243	610
Cash and cash equivalents	17	17,318	20,662	22,840
Assets held for sale	3	120	5	10
Assets held for distribution	3	—	3,650	—
Total Current assets		39,722	46,041	44,173
Total Assets		€104,343	€105,753	€101,149
Equity and liabilities
Equity	27
Equity attributable to owners of the parent		€19,168	€16,805	€14,064
Non-controlling interests		185	163	313
Total Equity		19,353	16,968	14,377
Liabilities
Long-term debt	21	16,111	20,418	26,014
Employee benefits liabilities	19	9,052	9,406	8,904
Provisions	20	6,520	5,680	4,711
Other financial liabilities	16	16	307	169
Deferred tax liabilities	7	194	156	233
Tax payables	22	25	31	50
Other liabilities	22	3,603	3,183	3,306
Total Non-current liabilities		35,521	39,181	43,387
Trade payables		22,655	21,465	19,854
Short-term debt and current portion of long-term debt	21	7,937	7,368	7,710
Other financial liabilities	16	681	429	579
Employee benefit liabilities	19	811	658	688
Provisions	20	9,317	8,112	6,069
Tax payables	22	162	241	296
Other liabilities	22	7,809	7,747	8,189
Liabilities held for sale	3	97	—	—
Liabilities held for distribution	3	—	3,584	—
Total Current liabilities		49,469	49,604	43,385
Total Equity and liabilities		€104,343	€105,753	€101,149
_________________________
(1) Refer to Note 2, Basis of Preparation, for additional information on reclassifications and an adjustment to prior year balances.

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (in € million)

		Years ended December 31
	Note	2016	2015	2014
Cash flows from operating activities:
Net profit from continuing operations		€1,814	€93	€359
Amortization and depreciation		5,956	5,414	4,607
Net losses on disposal of tangible and intangible assets		13	18	8
Net gains on disposal of investments		(13)	—	(9)
Other non-cash items	30	111	812	348
Dividends received		123	112	87
Change in provisions		1,519	3,206	1,169
Change in deferred taxes		389	(279)	(179)
Change due to assets sold with buy-back commitments and GDP vehicles		(95)	6	177
Change in inventories		(471)	(958)	(821)
Change in trade receivables		177	(191)	106
Change in trade payables		776	1,571	1,470
Change in other payables and receivables		295	(580)	24
Cash flows from operating activities - discontinued operations		—	527	823
Total		10,594	9,751	8,169
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(8,815)	(8,819)	(7,804)
Investments in joint ventures, associates and unconsolidated subsidiaries		(116)	(266)	(17)
Proceeds from the sale of tangible and intangible assets		36	29	38
Proceeds from disposal of other investments		55	—	38
Net change in receivables from financing activities		(483)	410	78
Change in securities		299	(239)	40
Other changes		(15)	11	19
Cash flows used in investing activities - discontinued operations		—	(426)	(532)
Total		(9,039)	(9,300)	(8,140)
Cash flows (used in) /from financing activities:	30
Issuance of notes		1,250	2,840	4,629
Repayment of notes		(2,373)	(7,241)	(2,150)
Proceeds of other long-term debt		1,342	3,061	4,873
Repayment of other long-term debt		(4,618)	(4,412)	(5,834)
Net change in short-term debt and other financial assets/liabilities		(591)	(36)	496
Net proceeds from initial public offering of 10 percent of Ferrari N.V.	3	—	866	—
Issuance of Mandatory Convertible Securities and other share issuances	27	—	—	3,094
Cash Exit Rights following the merger of Fiat into FCA	1	—	—	(417)
Exercise of stock options		—	—	146
Distributions paid		(18)	(283)	—
Acquisition of non-controlling interests	3	—	—	(2,691)
Other changes		(119)	10	(45)
Cash flows from financing activities - discontinued operations		—	2,067	36
Total		(5,127)	(3,128)	2,137
Translation exchange differences		228	681	1,219
Total change in Cash and cash equivalents		(3,344)	(1,996)	3,385
Cash and cash equivalents at beginning of the period		20,662	22,840	19,455
Cash and cash equivalents at end of the period - included within Assets held for distribution		—	182	—
Cash and cash equivalents at end of the period	17	€17,318	€20,662	€22,840

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
December 31, 2013 (3)	€4,477	€(259)	€5,202	€101	€38	€(13)	€(757)	€(134)	€4,258	€12,913
Capital increase	2	—	989	—	—	—	—	—	3	994
Merger of Fiat into FCA	(4,269)	224	4,045	—	—	—	—	—	—	—
Mandatory Convertible Securities (Note 27)	—	—	1,910	—	—	—	—	—	—	1,910
Cash Exit Rights (Note 1)	(193)	—	(224)	—	—	—	—	—	—	(417)
Dividends distributed	—	—	—	—	—	—	—	—	(50)	(50)
Share-based compensation	—	35	(31)	—	—	—	—	—	—	4
Net profit	—	—	568	—	—	—	—	—	64	632
Other comprehensive income/(loss)	—	—	—	(205)	1,266	(24)	(303)	48	68	850
Distribution for tax withholding obligations	—	—	—	—	—	—	—	—	(45)	(45)
Purchase of shares in subsidiaries from non-controlling interests (3)	—	—	1,875	35	175	—	(518) (1)	—	(3,990)	(2,423)
Other changes	—	—	4	—	—	—	—	—	5	9
At December 31, 2014	17	—	14,338	(69)	1,479	(37)	(1,578)	(86)	313	14,377
Distributions	—	—	(17)	—	—	—	—	—	(283)	(300)
Share-based compensation	—	—	80	—	—	—	—	—	—	80
Net profit	—	—	334	—	—	—	—	—	43	377
Initial public offering of 10 percent Ferrari N.V. (Note 3)	—	—	869	7	(4)	—	1	—	(7)	866
Other comprehensive income/(loss)	—	—	—	132	1,016	11	479	(19)	12	1,631
Other changes	—	—	(149)	—	1	—	—	—	85	(63)
At December 31, 2015	17	—	15,455	70	2,492	(26)	(1,098)	(105)	163	16,968
Capital increase	—	—	—	—	—	—	—	—	18	18
Mandatory Convertible Securities (Note 27)	2	—	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	98	—	—	—	—	—	—	98
Net profit	—	—	1,803	—	—	—	—	—	11	1,814
Other comprehensive income/(loss)	—	—	—	(182)	456	15	324	(128)	4	489
Other changes (2)	—	—	(42)	49	(36)	—	6	—	(11)	(34)
At December 31, 2016	€19	€—	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
_________________________
(1) Relates to the 41.5 percent interest in FCA US's re-measurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest in FCA US previously not owned (Note 3, Scope of Consolidation).
(2) Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016 as well as the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A. in May 2016.
(3) Refer to Note 2, Basis of Preparation, for additional information on an adjustment to prior year balances.

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Principal Activities
On January 29, 2014, the Board of Directors of Fiat S.p.A. (“Fiat”) approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and established Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the Group with its principal executive offices located at 25 St. James's Street, London SW1A 1HA, United Kingdom. Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.
On October 12, 2014, the cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”) became effective. The Merger, which took the form of a reverse merger, resulted in Fiat Investments N.V. being the surviving entity and was renamed Fiat Chrysler Automobiles N.V. (“FCA NV”). Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”), which were exercised for a net aggregate cash disbursement of €417 million.
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
All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. The Group’s financial information is presented in Euro. All references to “U.S. Dollars,” “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
2. Basis of Preparation
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with notes thereto of FCA, at December 31, 2016 were authorized for issuance by the Board of Directors on February 28, 2017 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The designation “IFRS” also includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
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

Reclassifications and adjustment
As permitted by IAS 1 paragraph 60, the Group's Statement of Financial Position was previously presented using a mixed format for the presentation of current and non-current assets and liabilities. The investment portfolio of the financial services companies were included within current assets as the investments were realized in their normal operating cycle. However, the financial services structure of the Group did not allow for the separation of liabilities funding the financial services operations and those funding the industrial operations and as a result, the liabilities of the Group were not classified as current or non-current. Due to recent changes, including the spin-off of Ferrari and a different mix in the lending portfolio of financial services, whereby short-term dealer financing has continued to increase over time, we now believe that a fully classified Statement of Financial Position better depicts our consolidated operating cycle. The Statement of Financial Position at December 31, 2016 presents current and non-current assets and liabilities for all of the Group's activities. Assets and liabilities are classified as current if they are expected to be realized or settled within twelve months after the reporting period. All other assets and liabilities are classified as non-current. All prior period balances have been reclassified to conform to this presentation. In addition, certain line items within the prior periods' Statements of Financial Position have been reclassified to other line items. These reclassifications had no effect on the Group's consolidated results of operations, financial position or cash flows. The tables below summarize all changes from the prior period to the current period's presentation.
Additionally, during 2016, the Group recorded an adjustment to the amount of historical deferred tax assets. This adjustment originated in connection with the Group’s 2013 adoption of IAS 19 - Employee Benefits as revised. This adjustment resulted in a €329 million increase in deferred tax assets and retained earnings as of December 31, 2013 and an additional €242 million increase in deferred tax assets and retained earnings in 2014 in connection with the acquisition of the remaining Non-controlling interest of FCA US. As the underlying deferred tax assets are denominated in U.S. Dollars, the subsequent amounts in the Consolidated Statements of Financial Position fluctuate due to exchange differences. This adjustment had no effect on the Consolidated Income Statement and Consolidated Statement of Cash flows for any of the periods presented.

(€ million)
At December 31 2015 (as previously reported)		Adjustment	Reclass		Current		Non-Current		At December 31 2015 (as adjusted)
Assets										Assets
Goodwill and intangible assets with indefinite useful lives	€14,790	€—	€—		€—		€—		€14,790	Goodwill and intangible assets with indefinite useful lives
Other intangible assets	9,946	—	—		—		—		9,946	Other intangible assets
Property, plant and equipment	27,454	—	—		—		—		27,454	Property, plant and equipment
Investments accounted for using the equity method	1,658	—	—		—		—		1,658	Investments accounted for using the equity method
Other investments and financial assets	584	—	—		—		140		724	Other financial assets
Deferred tax assets	3,343	713	—		—		—		4,056	Deferred tax assets
	—	—	—		—		485	c	485	Other receivables
	—	—	—		—		98		98	Tax receivables
	—	—	—		—		325	c	325	Accrued income and prepaid expenses
Other non-current assets	176	—	—		—		—		176	Other non-current assets
Total Non-current assets	57,951	713	—		—		1,048		59,712	Total Non-current assets
Inventories	11,351	—	—		—		—		11,351	Inventories
Assets sold with a buy-back commitment	1,881	—	—		—		—		1,881	Assets sold with a buy-back commitment
Trade receivables	2,668	—	3,907	a	—		—		6,575	Trade and other receivables
Receivables from financing activities	2,006	—	(1,778)	a	(228)	c	—		—
Current tax receivables	405	—	—		(98)		—		307	Tax receivables
	—	—	367	a	—		—		367	Accrued income and prepaid expenses
Other current assets	3,078	—	(2,496)	a	(582)	c	—		—
Current investments	48	—	(48)	b	—		—		—
Current securities	482	—	(482)	b	—		—		—
Other financial assets	853	—	530	b	(140)		—		1,243	Other financial assets
Cash and cash equivalents	20,662	—	—		—		—		20,662	Cash and cash equivalents
Assets held for sale	5	—	—		—		—		5	Assets held for sale
Assets held for distribution	3,650	—	—		—		—		3,650	Assets held for distribution
Total Current assets	47,089	—	—		(1,048)		—		46,041	Total Current assets
Total Assets	€105,040	€713	€—		€(1,048)		€1,048		€105,753	Total Assets
Equity and liabilities										Equity and liabilities
Equity										Equity
Equity attributable to owners of the parent	€16,092	€713	€—		€—		€—		€16,805	Equity attributable to owners of the parent
Non-controlling interest	163	—	—		—		—		163	Non-controlling interest
Total Equity	16,255	713	—		—		—		16,968	Total Equity
Liabilities										Liabilities
	—	—	—		—		20,418		20,418	Long-term debt
Employee benefits	10,064	—	—		—		(658)		9,406	Employee benefits liabilities
Other provisions	13,792	—	—		—		(8,112)		5,680	Provisions
	—	—	—		—		307		307	Other financial liabilities
Deferred tax liabilities	156	—	—		—		—		156	Deferred tax liabilities
	—	—	—		—		31		31	Tax payables
	—	—	—		—		3,183		3,183	Other liabilities
	—	—	—		—		15,169		39,181	Total Non-current liabilities
	—	—	—		658		—		658	Employee benefits liabilities
	—	—	—		8,112		—		8,112	Provisions
Debt	27,786	—	—		(20,418)		—		7,368	Short term debt and current portion of long-term debt
Other financial liabilities	736	—	—		(307)		—		429	Other financial liabilities
Other current liabilities	10,930	—	—		(3,183)		—		7,747	Other liabilities
Current tax payables	272	—	—		(31)		—		241	Tax payables
Trade payables	21,465	—	—		—		—		21,465	Trade payables
Liabilities held for distribution	3,584	—	—		—		—		3,584	Liabilities held for distribution
	—	—	—		(15,169)		—		49,604	Total Current liabilities
Total Equity and liabilities	€105,040	€713	€—		€(15,169)		€15,169		€105,753	Total Equity and liabilities
__________________________
(a) Amounts reclassified to/from Trade receivables
(b) Amounts reclassified to/from Other financial assets
(c) Amounts for Accrued income and prepaid expenses & Other receivables are presented separately; amounts are also classified based on whether they will be realized or settled within twelve months after the reporting date

(€ million)
At December 31 2014 (as previously reported)		Adjustment	Reclass		Current		Non-Current		At December 31 2014 (as adjusted)
Assets										Assets
Goodwill and intangible assets with indefinite useful lives	€14,012	€—	€—		€—		€—		€14,012	Goodwill and intangible assets with indefinite useful lives
Other intangible assets	8,835	—	—		—		—		8,835	Other intangible assets
Property, plant and equipment	26,408	—	—		—		—		26,408	Property, plant and equipment
Investments accounted for using the equity method	1,471	—	—		—		—		1,471	Investments accounted for using the equity method
Other investments and financial assets	549	—	—		—		151		700	Other financial assets
Deferred tax assets	3,547	639	—		—		—		4,186	Deferred tax assets
	—	—	—		—		1,000	c	1,000	Other receivables
	—	—	—		—		44		44	Tax receivables
	—	—	—		—		206	c	206	Accrued income and prepaid expenses
Other non-current assets	114	—	—		—		—		114	Other non-current assets
Total Non-current assets	54,936	639	—		—		1,401		56,976	Total Non-current assets
Inventories	10,449	—	—		—		—		10,449	Inventories
Assets sold with a buy-back commitment	2,018	—	—		—		—		2,018	Assets sold with a buy-back commitment
Trade receivables	2,564	—	5,089	a	—		—		7,653	Trade and other receivables
Receivables from financing activities	3,843	—	(3,013)	a	(830)	c	—		—
Current tax receivables	328	—	—		(44)		—		284	Tax receivables
	—	—	309	a	—		—		309	Accrued income and prepaid expenses
Other current assets	2,761	—	(2,385)	a	(376)	c	—		—
Current investments	36	—	(36)	b	—		—		—
Current securities	210	—	(210)	b	—		—		—
Other financial assets	515	—	246	b	(151)		—		610	Other financial assets
Cash and cash equivalents	22,840	—	—		—		—		22,840	Cash and cash equivalents
Assets held for sale	10	—	—		—		—		10	Assets held for sale
Total Current assets	45,574	—	—		(1,401)		—		44,173	Total Current assets
Total Assets	€100,510	€639	€—		€(1,401)		€1,401		€101,149	Total Assets
Equity and liabilities										Equity and liabilities
Equity										Equity
Equity attributable to owners of the parent	€13,425	€639	€—		€—		€—		€14,064	Equity attributable to owners of the parent
Non-controlling interest	313	—	—		—		—		313	Non-controlling interest
Total Equity	13,738	639	—		—		—		14,377	Total Equity
Liabilities										Liabilities
	—	—	—		—		26,014		26,014	Long-term debt
Employee benefits	9,592	—	—		—		(688)		8,904	Employee benefits liabilities
Other provisions	10,780	—	—		—		(6,069)		4,711	Provisions
Other financial liabilities	—	—	—		—		169		169	Other financial liabilities
Deferred tax liabilities	233	—	—		—		—		233	Deferred tax liabilities
	—	—	—		—		50		50	Tax payables
	—	—	—		—		3,306		3,306	Other liabilities
	—	—	—		—		22,782		43,387	Total Non-current liabilities
	—	—	—		688		—		688	Employee benefits liabilities
	—	—	—		6,069		—		6,069	Provisions
Debt	33,724	—	—		(26,014)		—		7,710	Short term debt and current portion of long-term debt
Other financial liabilities	748	—	—		(169)		—		579	Other financial liabilities
Other current liabilities	11,495	—	—		(3,306)		—		8,189	Other liabilities
Current tax payables	346	—	—		(50)		—		296	Tax payables
Trade payables	19,854	—	—		—		—		19,854	Trade payables
	—	—	—		(22,782)		—		43,385	Total Current liabilities
Total Equity and liabilities	€100,510	€639	€—		€(22,782)		€22,782		€101,149	Total Equity and liabilities
______________________________________
(a) Amounts reclassified to/from Trade receivables
(b) Amounts reclassified to/from Other financial assets
(c) Amounts for Accrued income and prepaid expenses & Other receivables are presented separately; amounts are also classified based on whether they will be realized or settled within twelve months after the reporting date

For the year ended December 31, 2016, the Group is no longer presenting the separate line item Other income/(expenses) within the Consolidated Income Statement. All amounts previously reported within the Other income/(expenses) line item have been reclassified into Selling, general and other costs within the Consolidated Income Statements for the years ended December 31, 2015 (other income of €152 million) and 2014 (other expenses of €26 million). This reclassification had no effect on the Group's consolidated results of operations, financial position or cash flows.
Significant Accounting Policies
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
Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Equity attributable to owners of the parent and Non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the Equity attributable to the owners of the parent.
Subsidiaries are deconsolidated from the date which control ceases. When the Group ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.
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
Joint ventures and associates are accounted for using the equity method of accounting from the date joint control and significant influence is obtained. On acquisition of the investment, any excess of the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities is recognized as goodwill and is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Group’s share of the investee’s profit/(loss) in the acquisition period.

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
When the Group undertakes its activities under joint operations, it recognizes its related interest in the joint operation including: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.
Assets held for sale, Assets held for distribution and Discontinued Operations
Pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset or disposal group and the sale is highly probable, with the sale occurring within one year from the date of classification.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the Consolidated Statement of Financial Position. Non-current assets and disposal groups are not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.
A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale and (i) represents either a separate major line of business or a geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resell and the disposal involves loss of control.
Classification as a discontinued operation occurs upon disposal or when the asset or disposal group meets the criteria to be classified as held for sale, if earlier. When the asset or disposal group is classified as a discontinued operation, the comparative information is reclassified within the Consolidated Income Statement as if the asset or disposal group had been discontinued from the start of the earliest comparative period presented.

The classification, presentation and measurement requirements of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations also apply to an asset or disposal group that is classified as held for distribution to owners, whereby there must be commitment to the distribution, the asset or disposal group must be available for immediate distribution and the distribution must be highly probable.

Foreign currency
The functional currency of the Group’s entities is the currency of their respective primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the Consolidated Statement of Financial Position. Exchange differences arising on the settlement of monetary items, or on reporting monetary items at rates different from those initially recorded, are recognized in the Consolidated Income Statement.
All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the Consolidated Statement of Financial Position. Income and expenses are translated into Euro at the average exchange rate for the period. Translation differences resulting from the application of this method are classified within Other comprehensive income/(loss) until the disposal of the subsidiary. Average exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the Consolidated Statement of Cash Flows.
The principal exchange rates used to translate other currencies into Euro were as follows:

	2016		2015		2014
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar	1.107	1.054	1.109	1.089	1.329	1.214
Brazilian Real	3.857	3.431	3.699	4.312	3.121	3.221
Chinese Renminbi	7.352	7.320	6.972	7.061	8.187	7.536
Canadian Dollar	1.466	1.419	1.418	1.512	1.466	1.406
Mexican Peso	20.664	21.772	17.611	18.915	17.657	17.868
Polish Zloty	4.363	4.410	4.184	4.264	4.184	4.273
Argentine Peso	16.327	16.707	10.271	14.136	10.782	10.382
Pound Sterling	0.819	0.856	0.726	0.734	0.806	0.779
Swiss Franc	1.090	1.074	1.068	1.084	1.215	1.202
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
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives consist principally of brands which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

Development expenditures
Development expenditures for vehicle production and related components, engines and production systems are recognized as an asset if both of the following conditions within IAS 38 – Intangible assets are met: (i) that development expenditure can be measured reliably and (ii) that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development expenditures include all direct and indirect costs that may be directly attributed to the development process. All other development expenditures are expensed as incurred.
Capitalized development expenditures are amortized on a straight-line basis from the beginning of production over the expected life cycle of the models (generally 5-6 years) or powertrains developed (generally 10-12 years).
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
Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or at the present value of the minimum lease payments, if lower. The corresponding liability to the lessor is included in the Consolidated Statement of Financial Position within Debt.
During years ended December 31, 2016, 2015 and 2014, the assets were depreciated on a straight-line basis over their estimated useful lives using the following rates:

Depreciation rates
Buildings	3% - 8%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Leases under which the lessor retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the respective lease term.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized at December 31, 2016 and 2015 was €244 million and €286 million, respectively.
Impairment of long-lived assets
At the end of each reporting period, the Group assesses whether there is any indication that its finite-lived intangible assets (including capitalized development expenditures) and its property, plant and equipment may be impaired.

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
When an impairment loss for assets no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had, no impairment loss been recognized. The reversal of an impairment loss is recognized in the Consolidated Income Statement. Refer to the section —Use of Estimates below for additional information.
Financial assets and liabilities
Financial assets, as defined in IAS 39 – Financial Instruments: Recognition and Measurement, primarily include trade receivables, receivables from financing activities, securities that represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents (which include available-for-sale, held-for-trading and held-to-maturity securities), investments in other companies, derivative financial instruments, as well as Cash and cash equivalents.
Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, primarily comprised of commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances across various primary national and international money market instruments. Money market funds consist of investments in high quality, short-term, diversified financial instruments which can generally be liquidated on demand.
Financial liabilities primarily consist of Debt, Derivative financial instruments, Trade payables and Other liabilities.
Measurement
Financial assets are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, available-for-sale and held-for-trading securities are measured at fair value. When market prices are not directly available, the fair value of available-for-sale and held-for trading securities is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).
Gains and losses on available-for-sale securities are recognized in Other comprehensive income/(loss) until the financial asset is disposed of or is impaired. When the asset is disposed of, the cumulative gains or losses, including those previously recognized in Other comprehensive income/(loss), are reclassified to the Consolidated Income Statement during the period and are recognized within Net financial expenses. Gains and losses arising from changes in the fair value of held-for-trading securities are recognized in the Consolidated Income Statement. When the asset is impaired, the losses are recognized in the Consolidated Income Statement.
Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business) and held-to-maturity securities are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When these financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest, or have an interest rate significantly lower than market rates, are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that the asset or group of assets may be impaired. If any such evidence exists, the impairment loss is recognized in the Consolidated Income Statement.

Investments in other companies are measured at fair value. Equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost, less any impairment losses. For investments classified as available-for-sale, gains or losses arising from changes in fair value are recognized in Other comprehensive income/(loss) until the assets are sold or are impaired, at which time, the cumulative Other comprehensive income/(loss) is recognized in the Consolidated Income Statement. Gains and losses arising from changes in the fair value of held-for-trading investments are recognized in the Consolidated Income Statement. Investments in other companies for which fair value is not available are stated at cost less any impairment losses. Dividends received are included in Other income from investments.
Except for derivative financial instruments, which are described in more detail below, financial liabilities are measured at amortized cost using the effective interest method.
Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities and securities). In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, derivative financial instruments are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualify for hedge accounting only when there is formal designation and documentation of the hedging relationship at inception of the hedge, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
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
Refer to Note 16, Derivative financial assets and liabilities for additional information on the Group's derivative financial instruments.

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
The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables) requiring first loss cover, whereby the transferor has priority participation in the losses, or requires a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IAS 39 – Financial Instruments: Recognition and Measurement, for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset are not transferred, and accordingly the Group continues to recognize these receivables within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. The gains and losses arising from the transfer of these receivables are recorded only when they are derecognized.
Inventories
Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, with cost being determined on a first-in, first-out (“FIFO”) basis. The measurement of Inventories includes the direct cost of materials and labor as well as indirect costs (variable and fixed). A provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs for sale and distribution.
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
The components of the defined benefit cost are recognized as follows:

•
service cost is recognized in the Consolidated Income Statement by function and presented in the relevant line items (Cost of revenues, Selling, general and other costs and Research and development costs);

•
net interest on the defined benefit liability or asset is recognized in the Consolidated Income Statement within Net financial expenses and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•
re-measurement components of the net obligations, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated Income Statement) and any change in the effect of the asset ceiling are recognized immediately in Other comprehensive income/(loss). These re-measurement components are not reclassified to the Consolidated Income Statement in a subsequent period.

Past service costs arising from plan amendments and curtailments and gains and losses on the settlement of a plan are recognized immediately in the Consolidated Income Statement.
Other long term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service. Re-measurement components on other long term employee benefits are recognized in the Consolidated Income Statement in the period in which they arise.
Share-based compensation
We have various compensation plans that provide for the granting of share-based compensation to certain employees and directors. Share-based compensation plans are accounted for in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award and using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, interest rates and a correlation coefficient between our common stock and the relevant market index. For those awards with post-vesting contingencies, we apply an adjustment to account for the probability of meeting the contingencies.
Management uses its best estimates incorporating both publicly observable data and discounted cash flow methodologies in the measurement of fair value for liability-classified awards, which are remeasured to fair value at each balance sheet date until the award is settled.
Compensation expense is recognized over the vesting period with an offsetting increase to equity or other liabilities depending on the nature of the award. Share-based compensation expense related to plans with graded vesting are recognized using the graded vesting method. Share-based compensation expense is recognized within Selling, general and other costs within the Consolidated Income Statement.
Revenue recognition
Revenue from sale of vehicles and service parts is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to our customers, the sales price is agreed or determinable and collectability is reasonably assured. For vehicles, this generally corresponds to the date when the vehicles are made available to dealers or distributors, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers or distributors. Revenue from the sale of vehicles, which subsequent to the sale become subject to the issuance of a residual value guarantee to an independent financing provider, is recognized consistent with the timing noted above, provided that significant risks related to the vehicle have been transferred to our customers. At that same time, a provision is made for the estimated residual value risk. Revenues are recognized net of discounts, including but not limited to, sales incentives and customer bonuses. The estimated costs of sales incentive programs include incentives offered to dealers and retail customers, and granting of retail financing at a significant discount to market interest rates. These costs are recognized at the time of the sale of the vehicle.

New vehicle sales with a buy-back commitment, or through the Guarantee Depreciation Program (“GDP”) under which the Group guarantees the residual value, or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease. Rental income is recognized over the contractual term of the lease on a straight-line basis. At the end of the lease term, the Group recognizes revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognizes the remainder of the cost of the vehicle within Cost of revenues.
Revenue from services contracts, separately-priced extended warranty and from construction contracts is recognized over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts, of which the cost of materials and components are the most significant. The remaining costs primarily include labor costs, consisting of direct and indirect wages, depreciation of property, plant and equipment and amortization of other intangible assets relating to production and transportation costs. In addition, expenses which are directly attributable to the financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€77 million, €115 million and €155 million for the years ended December 31, 2016, 2015 and 2014, respectively). Cost of revenues also included €384 million, €432 million and €160 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2016, 2015 and 2014, respectively. In addition, estimated costs related to product warranty and recall campaigns are recorded within Cost of revenues (refer to the section —Use of Estimates below for further information).
Government Grants
Government grants are recognized in the Consolidated Financial Statements when there is reasonable assurance of the Group's compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it is accounted for in accordance with the policies used for the recognition of government grants.
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
Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, are included within Selling, general and other costs.
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
IFRS 13 - Fair Value Measurement establishes a hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
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

Refer to Note 23, Fair value measurement, for additional information on fair value measurements.
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
Employee Benefits
The Group provides post-employment benefits for certain of its active employees and retirees, which vary according to the legal, fiscal and economic conditions of each country in which the Group operates and may change periodically. The plans are classified by the Group on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans, and other post-employment benefits.
Group companies provide certain post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans whereby the Group pays contributions to public or private insurance plans on a legally mandatory, contractual, or voluntary basis. The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function within Cost of revenues, Selling, general and other costs and Research and development costs in the Consolidated Income Statement.
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
The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field, primarily the U.S. Society of Actuaries and the Canadian Institute of Actuaries, and other data where appropriate to reflect actual and projected plan experience. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

In 2013, we amended our U.S. and Canada defined benefit plans for salaried employees. The amendments ceased future benefit accruals effective December 31, 2013 for the U.S. and December 31, 2014 for Canada. Accordingly, future salary increases and inflation do not impact the U.S. and Canada defined benefit obligations.
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made. Significant differences in actual experience or significant changes in the following key assumption may affect the pension obligations and pension expense:

•
Discount rates. Our discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.

The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the benefit obligation for the defined benefit obligation for the defined benefit plans were 4.33 percent and 4.44 percent at December 31, 2016 and 2015, respectively.
At December 31, 2016, the effect on the defined benefit obligation of the indicated decrease or increase in the discount rate holding all other assumptions constant was as follows:

Effect on pension benefit obligation
( € million)
10 basis point decrease in discount rate	341
10 basis point increase in discount rate	(332)
Refer to Note 19, Employee benefits liabilities, for additional information on the Group’s pension plans.
Other post-employment benefits
The Group provides health care, legal, severance, indemnity life insurance benefits and other postretirement benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
These postretirement employee benefits (or “OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with OPEB requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.
Significant differences in actual experience or significant changes in the following key assumptions may affect the OPEB obligation and expense:

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

At December 31, 2016, the effect of the indicated decreases or increases in the key assumptions affecting the health care, life insurance plans and severance indemnity in Italy (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance benefit obligation	Effect on the TFR benefit obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	32	64
10 basis point / (100 basis point for TFR) increase in discount rate	(31)	(56)
100 basis point decrease in health care cost trend rate	(50)	—
100 basis point increase in health care cost trend rate	60	—
Refer to Note 19, Employee benefits liabilities, for additional information on the Group’s Other post-employment benefits.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures related to the NAFTA and EMEA segments. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired.
During the year ended December 31, 2016, impairment losses totaling €195 million were recognized. The most significant component of this impairment loss related to the impairment of capitalized development expenditures for the locally produced Fiat Viaggio and Ottimo vehicles as a result of the Group's capacity realignment to SUV production in China. The impairment test compared the carrying amount of the assets included in the respective cash generating units (“CGUs”) (comprising property, plant and equipment and capitalized development expenditures) to the assets' value in use, which was determined not to be materially different from their fair value, and was determined using a discounted cash flow methodology. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGUs that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs. As a result of completing the impairment test, it was determined that the carrying amount of the CGUs exceeded the capitalized development expenditures' value in use which resulted in an impairment charge of €90 million. In addition, due to the continued deterioration of the economic conditions in Venezuela, an impairment test which compared the carrying amount of certain of FCA Venezuela's assets to their fair value using a market approach, resulted in an impairment charge of €43 million.
During the year ended December 31, 2015, impairment losses totaling €713 million were recognized. The most significant component of this impairment loss related to the decision taken by the Group during the fourth quarter of 2015 to realign a portion of its manufacturing capacity in the NAFTA region, as part of the plan to improve NAFTA margins and to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. The approval of this plan was deemed to be an indicator of impairment for certain of our vehicle platform CGUs due to the significant changes to the extent to which the assets are expected to be used. The impairment test compared the carrying amount of the assets included in the respective CGUs (comprising property, plant and equipment and capitalized development expenditures) to their value in use, which was determined not to be materially different from their fair value, and was determined using a discounted cash flow methodology. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGU that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs. As a result of completing the impairment test, it was determined that the carrying amount of the CGUs exceeded their value in use and an impairment charge of €598 million was recorded for the year ended December 31, 2015, of which €422 million related to tangible asset impairments and €176 million related to the impairment of capitalized development expenditures.

Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill has been allocated to the NAFTA, EMEA, APAC and LATAM operating segments.
The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for each of the operating segments, was determined using fair value less cost to sell for the year ended December 31, 2016 and was based on the following assumptions:

•
The expected future cash flows covering the period from 2017 through 2020. These expected cash flows have been derived from the Group’s 2014-2018 business plan presented on May 6, 2014, which was subsequently updated. The remaining years of the Group’s business plan were updated to reflect current expectations regarding economic conditions and market trends as well as to extend the discrete projections beyond 2018 to 2020. These cash flows relate to the respective CGUs in their condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered. With regards to the LATAM operating segment, expected future cash flows also include the extension of tax benefits and other government grants to the extent such events are considered probable.

•
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent.

•
Post-tax cash flows have been discounted using a post-tax discount rate which reflects the current market assessment of the time value of money for the period being considered and the risks specific to the operating segment and cash flows under consideration. The Weighted Average Cost of Capital ("WACC") ranged from approximately 15 percent to approximately 20 percent. The WACC was calculated using the Capital Asset Pricing Model technique.

The value estimated as described above was determined to be in excess of the book value of the net capital employed for each operating segment to which Goodwill has been allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2016.
There were no impairment charges resulting from the impairment tests performed for the years ended December 31, 2015 and 2014.
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

The estimates and assumptions are subject to uncertainty especially as it relates to future performance in Latin America and the Eurozone. Therefore changes in current estimates due to unanticipated events could have a significant impact on the Group’s Consolidated Financial Statements.
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
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In NAFTA, we accrue estimated costs for recalls at the time of sale. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is approved and is announced.
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
Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities laws, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
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
New standards and amendments effective from January 1, 2016
The following new standards and amendments applicable from January 1, 2016 were adopted by the Group. There was no effect from the adoption of these amendments:

•
Amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations which clarify the accounting for acquisitions of an interest in a joint operation that constitutes a business.

•
Amendments to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. In addition, the amendments clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•
Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations related to the changes of method of disposal of an asset (or disposal group), on IFRS 7 – Financial Instruments: Disclosures related to clarification when servicing contracts are deemed to constitute continuing involvement for disclosure purposes, on IAS 19 – Employee Benefits related to discount rate determination and on IAS 34 – Interim Reporting related to paragraph 16A and the clarification of the meaning of disclosure of information “elsewhere in the interim financial report.”

•
Amendments to IAS 1 – Presentation of Financial Statements, which were a part of the IASB's initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

New standards, amendments and interpretations not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates.

•
In May 2014, the IASB issued IFRS 15 – Revenue from contracts with customers, which requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. On September 11, 2015, the IASB issued an amendment to this standard, formalizing the deferral of the effective date for periods beginning January 1, 2018. In April 2016, the IASB issued further amendments to the standard, which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent, determine whether the revenue from granting a license should be recognized at a point in time or over time and provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15. As a result of implementation discussions among both industry participants and with the Joint Transition Resource Group for revenue recognition, we are still evaluating the impact of adoption of this standard on our Components reportable segment, particularly as it relates to long-term production contracts. For all of our other reportable segments, we do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the standard in 2018.

•
In July 2014, the IASB issued IFRS 9 – Financial Instruments. The improvements introduced by the new standard include a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. We are currently evaluating the implementation and the impact of adoption of this standard in 2018 on our Consolidated Financial Statements.

•
In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 and we are currently evaluating the implementation and the impact of adoption of this standard on our Consolidated Financial Statements.

•
In January 2016, the IASB issued amendments to IAS 12- Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective from January 1, 2017.

•
In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through IFRIC, provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective prospectively from January 1, 2018, with earlier or retrospective application permitted. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In September 2016, the IASB published “Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts” (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”). An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9. An entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. The deferral can only be used for the three years following January 1, 2018. The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.

•
In December 2016, the IASB issued Annual Improvements to IFRS Standards 2014–2016 Cycle which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018). The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018. We do not expect a material impact to our Consolidated Financial Statements upon adoption of the interpretation.

3. Scope of consolidation
The Consolidated Financial Statements included 275 and 303 subsidiaries consolidated on a line-by-line basis at December 31, 2016 and 2015, respectively.
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by FCA. Companies in the list are grouped according to each of our reportable segments as well as our holding and other companies.
For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by FCA and its subsidiaries at December 31, 2016.

Name	Country	Percentage Interest Held
NAFTA
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00

Name	Country	Percentage Interest Held
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Melfi S.r.l.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00
FCA France	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Components
Magneti Marelli S.p.A.	Italy	99.99(1)
Automotive Lighting LLC	USA (Delaware)	100.00
Automotive Lighting Reutlingen GmbH	Germany	99.99
Teksid S.p.A.	Italy	100.00
Comau S.p.A.	Italy	100.00
COMAU LLC	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe S.A.	Luxembourg	100.00
___________________________
(1) FCA holds 100 percent of the voting interest in Magneti Marelli S.p.A.

Itedi S.p.A Held for Sale and Discontinued Operations
On August 1, 2016, FCA announced the signing of a framework agreement which sets out terms of the proposed integration through a merger between FCA's consolidated media and publishing subsidiary, Italiana Editrice S.p.A (“Itedi”), in which FCA has a 77 percent ownership interest, and the Italian media group, Gruppo Editoriale L’Espresso S.p.A. (“GELE”). This transaction, which is subject to certain conditions precedent that are customary for this type of transaction as well as the receipt of necessary regulatory approvals from Italian state authorities that regulate the publishing and media sectors, is expected to be effective in the first half of 2017 and will result in the creation of an Italian publishing business with potential for significant revenue and synergies.
Under the framework agreement, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), will transfer 100 percent of the shares of Itedi to GELE in exchange for newly-issued shares. Upon completion of the transaction, CIR S.p.A., the controlling shareholder of GELE, will hold a 43.4 percent ownership interest in GELE, FCA will hold 14.63 percent and Ital Press will hold 4.37 percent. As soon as practicable following completion of the Merger, FCA will distribute its entire interest in GELE to holders of FCA common stock. At December 31, 2016, certain regulatory approvals were obtained for the consummation of this transaction and although the remaining regulatory approvals are expected to be received in the first quarter of 2017, all the steps necessary to complete this transaction have been taken and the Group does not expect any significant changes or a withdrawal from the framework agreement. As a result, the Group concluded that the criteria for classification of Itedi as an asset held for sale were met at December 31, 2016. Itedi is not classified as a discontinued operation as it does not represent a separate major line of business or geographical area of operations for the Group, or a part of it.
The following tables summarize the assets and liabilities of Itedi S.p.A that were classified as held for sale at December 31, 2016.

At December 31, 2016
(€ million)
Assets classified as held for sale
Goodwill	€54
Other intangible assets	7
Property, plant and equipment	17
Trade receivables	25
Other	17
Total Assets held for sale	€120

Liabilities classified as held for sale
Provisions	€38
Trade payables	19
Debt and Other	€40
Total Liabilities held for sale	€97

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

At October 26, 2015
(€ million)
Consideration received	€866
Less: Carrying amount of equity interest sold	(7)
Effect on Equity attributable to owners of the parent	€873
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
As the spin-off of Ferrari N.V. became highly probable with the aforementioned shareholders’ approval and since it was available for immediate distribution at that date, the Ferrari segment met the criteria to be classified as a disposal group held for distribution to owners and a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations at December 31, 2015. Since Exor N.V., which controls and consolidates FCA (refer to Note 24, Related party transactions), will continue to control and consolidate Ferrari N.V. after the spin-off, this was deemed to be a common control transaction and was accounted for at book value.
The operating results of Ferrari were excluded from the Group's continuing operations and presented as a single line item within the Consolidated Income Statements, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash flows for the years ended December 31, 2015 and 2014. In addition, the assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. The Liabilities held for sale at December 31, 2015 included a bridge loan (the “Ferrari Bridge Loan”) and a term loan (the “Ferrari Term Loan”) of €2 billion in aggregate entered into by Ferrari N.V. on November 30, 2015, which were used to refinance indebtedness owed to FCA. The €500 million revolving credit facility (“Ferrari RCF”), also entered into on November 30, 2015 was undrawn at December 31, 2015.

The following tables summarize the assets and liabilities of the Ferrari segment that were classified as held for distribution at December 31, 2015 and the major line items of the Consolidated Income Statement for discontinued operations for the years ended December 31, 2015 and 2014:

December 31, 2015 (1)
(€ million)
Assets classified as held for distribution
Goodwill	€786
Other intangible assets	297
Property, plant and equipment	627
Other non-current assets	134
Receivables from financing activities	1,176
Cash and cash equivalents	182
Other current assets	448
Total Assets held for distribution	€3,650

Liabilities classified as held for distribution
Provisions	€224
Debt	2,256
Other current liabilities	624
Trade payables	480
Total Liabilities held for distribution	€3,584

	Years ended December 31
	2015 (1)	2014 (1)
	(€ million)
Net revenues	€2,596	€2,450
Expenses	2,152	2,061
Net financial expenses/(income)	16	(4)
Profit before taxes from discontinued operations	428	393
Tax expense	144	120
Profit from discontinued operations, net of tax	€284	€273
________________________________
(1) Amounts presented are not representative of the income statement and the financial position of Ferrari on a stand-alone basis; amounts are net of transactions between Ferrari and other companies of the Group
The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

The following significant changes in the scope of consolidation occurred:
2016

•	In January 2016, the spin-off of Ferrari N.V. from the Group was completed, as described above;
2015

•
In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of FCA's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A. (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX.” As a result of the merger agreement, FCA owned 77 percent of the combined entity, Itedi, with the remaining 23 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Itedi, which is exercisable from January 1, 2019 to December 31, 2019. Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Itedi, the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

The following significant transactions with non-controlling interests occurred:
2015

•
Acquisition of the remaining 15.2 percent interest in Teksid S.p.A. from Renault in December 2015. As a result, all the rights and obligations arising from the previous shareholder agreement between FCA and Renault, including the put option were canceled.

2014

•	In January 2014, FCA acquired the remaining 41.5 percent interest in FCA US previously not owned, as described below.
Acquisition of the remaining ownership interest in FCA US
On January 1, 2014, FCA 's 100 percent owned subsidiary FCA North America Holdings LLC, (“FCA NA”) and the UAW Retiree Medical Benefits Trust, (the “VEBA Trust”) announced that they had entered into an agreement (“the Equity Purchase Agreement”) under which FCA NA agreed to acquire the VEBA Trust’s 41.5 percent interest in FCA US, which included an approximately 10 percent interest in FCA US subject to previously exercised options that had been subject to ongoing litigation, for cash consideration of U.S.$3,650 million (€2,691 million) as follows:

•
a special distribution of U.S.$1,900 million (€1,404 million) paid by FCA US to its members, which served to fund a portion of the transaction, wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration; and

•	an additional cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1.3 billion).
The previously exercised options for approximately 10 percent interest in FCA US were historically carried at cost, which was zero as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed by the VEBA Trust and had been subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S.$302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain that was recorded within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2014.
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
Since there was no publicly observable market price for FCA US’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in FCA US was determined based on the range of potential values determined in connection with the initial public offering (“IPO”) that FCA US was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management concluded that the mid-point of the range of potential IPO value provided the best evidence of the fair value of FCA US’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with IFRS 13 - Fair Value Measurement.
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
Concurrent with the closing of the acquisition under the Equity Purchase Agreement, FCA US and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) executed and delivered a contractually binding and legally enforceable Memorandum of Understanding (“MOU”) to supplement FCA US’s existing collective bargaining agreement. In consideration for these legally enforceable commitments, FCA US agreed to make payments to a UAW-organized independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering FCA US’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation had a fair value of U.S.$672 million (€497 million as of the transaction date).
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

January 21, 2014
(€ million)
Special distribution from FCA US	€1,404
Cash payment from FCA NA	1,287
Fair value of the previously exercised options	223
Fair value of financial commitments under the MOU	497
Fair value of total consideration paid	3,411
Less the fair value of an approximately 41.5 percent non-controlling ownership interest in FCA US	(2,916)
Consideration allocated to the UAW’s commitments	€495
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
The effects of changes in ownership interests in FCA US were as follows:

January 21, 2014
(€ million)
Carrying amount of non-controlling interest acquired	€3,976
Less: Consideration allocated to the acquisition of the non-controlling interest	(2,916)
Additional net deferred tax assets (1)	493
Effect on the equity attributable to owners of the parent	€1,553
________________________
(1) Refer to Note 2, Basis of Preparation - Reclassifications and adjustment for a discussion of the prior period adjustment affecting this item.

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
Accumulated actuarial gains and losses from the re-measurement of the defined benefit plans of FCA US totaling €1,248 million has been recognized since the consolidation of FCA US in 2011. As of the transaction date, €518 million, which is approximately 41.5 percent of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in FCA US, this amount was recognized as an adjustment to the equity reserve within Re-measurement of defined benefit plans.
With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2014. The first U.S.$175 million installment under the MOU was paid to the VEBA Trust on January 21, 2014, which was equivalent to €129 million at that date. The second installment of U.S.$175 million was paid to the VEBA Trust on January 21, 2015 (approximately €151 million at that date) and the third installment of U.S.$175 million was paid to the VEBA Trust on January 21, 2016 (approximately €161 million at that date). All payments were reflected in the operating section of the Consolidated Statement of Cash Flows. The remaining outstanding obligation and final payment pursuant to the MOU as of December 31, 2016 of U.S.$175 million (€166 million), is recorded in Other liabilities (current) in the Consolidated Statement of Financial Position and was paid on January 20, 2017.

4. Net revenues
Net revenues were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Revenues from:
Sales of goods	€107,497	€107,095	€90,308
Services provided	2,237	1,600	1,644
Contract revenues	737	1,309	1,150
Lease installments from assets sold with a buy-back commitment	405	403	308
Interest income of financial services activities	142	188	230
Total Net revenues	€111,018	€110,595	€93,640

Net revenues were attributed as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Revenues in:
North America	€71,047	€71,979	€53,991
Italy	8,478	7,165	6,849
Brazil	4,953	5,103	7,498
China	4,493	4,720	6,065
Germany	4,160	3,794	3,298
France	3,266	2,852	1,784
Turkey	1,705	1,682	1,378
United Kingdom	1,632	1,744	1,559
Spain	1,467	1,254	1,081
Argentina	1,409	1,175	1,180
Japan	713	625	546
Australia	473	936	1,184
Other countries	7,222	7,566	7,227
Total Net revenues	€111,018	€110,595	€93,640
5. Research and development costs
Research and development costs were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Research and development expenditures expensed	€1,661	€1,449	€1,320
Amortization of capitalized development expenditures	1,492	1,194	932
Impairment and write-off of capitalized development expenditures	121	221	82
Total Research and development costs	€3,274	€2,864	€2,334
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2016 mainly related to the Group's capacity realignment to SUV production in China, which resulted in an impairment charge of €90 million for the locally produced Fiat Viaggio and Ottimo vehicles.
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2015 mainly related to the Group's plan to realign a portion of its manufacturing capacity in NAFTA to better meet demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure, which resulted in an impairment charge of €176 million for capitalized development expenditures that had no future economic benefit.
As a result of new product strategies and the streamlining of architectures and related production platforms associated with the Group, the operations to which specific capitalized development expenditures belonged were redesigned during the year ended December 31, 2014. As no future economic benefits were expected from these specific capitalized development expenditures, €47 million within the EMEA segment and €28 million within the NAFTA segment were written off and recorded within Research and development costs in the Consolidated Income Statement for the year ended December 31, 2014.
Refer to Note 10, Other intangible assets, for information on capitalized development expenditures.

6. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within the Net financial expenses line item:

	Years ended December 31
	2016	2015	2014
	(€ million)
Interest income and other financial income	€226	€365	€232

Financial expenses:
Interest expense and other financial expenses:	1,500	2,084	1,825
Interest expense on notes	749	1,112	1,119
Interest expense on borrowings from bank	472	512	406
Commission expenses	16	17	18
Other interest cost and financial expenses	263	443	282
Write-down of financial assets	76	43	10
Losses on disposal of securities	6	28	6
Net interest expense on employee benefits provisions	348	350	330
Total Financial expenses	1,930	2,505	2,171
Net expenses from derivative financial instruments and exchange rate differences	312	226	112
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	2,242	2,731	2,283

Net Financial expenses	€2,016	€2,366	€2,051
Other interest cost and financial expenses for the year ended December 31, 2016 included a loss on extinguishment of debt totaling €10 million related to the U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par, with cash on hand, of FCA US's tranche B term loan maturing on May 24, 2017 and FCA US's tranche B term loan maturing on December 31, 2018. Other interest cost and financial expenses for the year ended December 31, 2016 also included a loss on extinguishment of debt for €8 million related to the prepayment of all scheduled payments due on the Canada Health Care Trust (“HCT”) Tranche C Note (refer to Note 21, Debt).
Other interest cost and financial expenses for the year ended December 31, 2015 included a loss on extinguishment of debt totaling €168 million related to the prepayment of the secured senior notes of FCA US due in 2019 and 2021 (refer to Note 21, Debt).
Other interest cost and financial expenses included interest expense of €29 million, €41 million, and €50 million, related to the Canada HCT Notes (refer to Note 21, Debt) for the years ended December 31, 2016, 2015 and 2014, respectively. For the year ended December 31, 2014, Other interest and financial expenses included interest expense related to the financial liability with the VEBA Trust (the “VEBA Trust Note”) of €33 million.
7. Tax expense
The following table summarizes Tax expense:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current tax expense	€869	€445	€557
Deferred tax expense/(benefit)	391	(277)	(147)
Tax expense/(benefit) relating to prior periods	32	(2)	14
Total Tax expense	€1,292	€166	€424

The applicable tax rate used to determine the theoretical income taxes was 20 percent in 2016 as compared to 20.25 percent in 2015, which was the weighted-average statutory rate applicable in 2015 in the United Kingdom (“U.K.”), the tax jurisdiction in which FCA is resident. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate and income taxes recognized was as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Theoretical income taxes	€621	€51	€168
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(42)	(20)	(172)
Permanent differences	(194)	(36)	(132)
Tax credits	(340)	(238)	(68)
Deferred tax assets not recognized and write-downs	531	303	378
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	587	70	66
Taxes relating to prior years	32	(2)	14
Withholding tax	61	49	46
Other differences	(8)	(36)	63
Total Tax expense, excluding IRAP	€1,248	€141	€363
Effective tax rate	40.2%	54.4%	46.4%
IRAP (current and deferred)	44	25	61
Total Tax expense	€1,292	€166	€424

In 2016, the Regional Italian Income Tax (“IRAP”) recognized within current tax expense was €36 million (€16 million in 2015 and €41 million in 2014) and IRAP recognized within deferred tax expense was €8 million (€9 million in 2015 and €20 million in 2014). Since the IRAP taxable basis differs from Profit before taxes, it is excluded from the effective tax rates above.
In 2016, the Group’s effective tax rate was 40.2 percent. The difference between the U.K. statutory tax rate of 20 percent and the effective tax rate was primarily due to €531 million of unrecognized deferred tax assets and €587 million due to the impact of higher foreign tax rates mainly relating to increased U.S. profit before tax that is subject to the 35 percent U.S. statutory tax rate, which were partially offset by U.S. tax credits of €340 million.
In 2015, the Group’s effective tax rate was 54.4 percent. The difference between the U.K. statutory tax rate of 20.25 percent and the effective tax rate was primarily due to €303 million of unrecognized deferred tax assets, €70 million related to the impact of higher foreign tax rates and a €98 million effect from the decrease in the Italian corporate tax rate, which were partially offset by €168 million from non-taxable incentives and U.S. tax credits of €238 million.
The decrease in the effective tax rate to 40.2 percent in 2016 from 54.4 percent in 2015 was mainly due to the decreased impact of deferred tax assets not recognized.
    The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual companies within Deferred tax assets, where these may be offset. Amounts recognized were as follows:

	At December 31
	2016	2015
	(€ million)
Deferred tax assets	€3,699	€4,056
Deferred tax liabilities	(194)	(156)
Total Net deferred tax assets	€3,505	€3,900

The decrease in Net deferred tax assets at December 31, 2016 from December 31, 2015 was mainly due to (i) a €769 million decrease related to the utilization of U.S. tax credit carryforwards and reductions to other U.S. deferred tax assets and (ii) a €79 million decrease to EMEA deferred tax assets, which were partially offset by (iii) a €430 million increase to Brazil deferred tax assets due to additional tax loss carryforwards and positive foreign currency translation effects.
The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2016 and 2015 were as follows:

	At January 1, 2016	Recognized in Consolidated Income Statement	Recognized in Equity	Translation differences and other changes	Transfer to assets held for sale	At December 31, 2016
	(€ million)
Deferred tax assets arising on:
Provisions	€6,028	€(4)	€—	€131	€(6)	€6,149
Provision for employee benefits	2,866	(11)	(263)	259	—	2,851
Intangible assets	249	(42)	—	4	—	211
Impairment of financial assets	155	47	—	(5)	(2)	195
Inventories	243	6	—	2	—	251
Allowances for doubtful accounts	87	21	—	11	(2)	117
Other	691	(270)	64	(100)	—	385
Total Deferred tax assets	€10,319	€(253)	€(199)	€302	€(10)	€10,159
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,746)	€(53)	€—	€28	€1	€(2,770)
Capitalized development assets	(2,376)	(310)	—	(56)	—	(2,742)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,427)	23	—	(96)	7	(1,493)
Provision for employee benefits	(14)	—	2	(3)	1	(14)
Other	(390)	67	5	(13)	—	(331)
Total Deferred tax liabilities	€(6,953)	€(273)	€7	€(140)	€9	€(7,350)
Deferred tax asset arising on tax loss carry-forwards	€3,717	€662	€—	€85	€(20)	€4,444
Unrecognized deferred tax assets	(3,183)	(527)	—	(58)	20	(3,748)
Total Net deferred tax assets	€3,900	€(391)	€(192)	€189	€(1)	€3,505

	At January 1, 2015	Recognized in Consolidated Income Statement	Recognized in Equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2015
	(€ million)
Deferred tax assets arising on:
Provisions	€4,567	€1,330	€—	€(99)	€230	€6,028
Provision for employee benefits	2,051	360	12	(2)	445	2,866
Intangible assets	328	(78)	—	—	(1)	249
Impairment of financial assets	174	(24)	—	—	5	155
Inventories	310	(45)	—	(25)	3	243
Allowances for doubtful accounts	111	(7)	—	(6)	(11)	87
Other	1,760	(935)	(16)	(80)	(38)	691
Total Deferred tax assets	€9,301	€601	€(4)	€(212)	€633	€10,319
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,706)	€195	€—	€13	€(248)	€(2,746)
Capitalized development expenditures	(1,976)	(179)	—	76	(297)	(2,376)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,296)	42	—	—	(173)	(1,427)
Provision for employee benefits	(21)	5	(215)	2	215	(14)
Other	(631)	222	(34)	21	32	(390)
Total Deferred tax liabilities	€(6,630)	€285	€(249)	€112	€(471)	€(6,953)
Deferred tax asset arising on tax loss carry-forwards	€4,696	€(778)	€—	€(7)	€(194)	€3,717
Unrecognized deferred tax assets	(3,414)	197	1	3	30	(3,183)
Total Net deferred tax assets	€3,953	€305	€(252)	€(104)	€(2)	€3,900
As of December 31, 2016, the Group had deferred tax assets on deductible temporary differences of €10,159 million (€10,319 million at December 31, 2015), of which €551 million was not recognized (€533 million at December 31, 2015). As of December 31, 2016, the Group also had deferred tax assets on tax loss carry-forwards of €4,444 million (€3,717 million at December 31, 2015), of which €3,197 million was not recognized (€2,650 million at December 31, 2015). In addition, the Group had deferred tax liabilities on taxable temporary differences of €7,350 million at December 31, 2016 (€6,953 million at December 31, 2015).
As of December 31, 2016, the Group had total deferred tax assets of €2,902 million in Italy (€2,706 million at December 31, 2015) primarily attributable to Italian tax loss carry-forwards that can be carried forward indefinitely. The Group has determined that it is probable that sufficient Italian taxable income will be generated in future periods that will allow us to realize €750 million of the Italian deferred tax assets (€764 million at December 31, 2015). As a result, €2,152 million of deferred tax assets in Italy were not recognized as of December 31, 2016 (€1,942 million at December 31, 2015).
As of December 31, 2016, the Group had total deferred tax assets of €1,276 million in Brazil (€571 million at December 31, 2015) primarily attributable to Brazilian tax loss carry-forwards which can be carried forward indefinitely. As a result of the continued macroeconomic weakness and uncertainty in Brazil in 2016, a portion of the deferred tax assets in Brazil totaling approximately €300 million, which include Brazil tax losses, was not recognized as the Group concluded that there was no longer sufficient evidence to indicate that full utilization was probable. These unrecognized deferred tax assets will be monitored and assessed at each reporting date. The Group continues to recognize Brazilian deferred tax assets of €976 million (€571 million at December 31, 2015) as the Group considers it probable that we will have sufficient taxable income in the future that will allow us to realize these deferred tax assets.
Deferred tax liabilities on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Total deductible and taxable temporary differences and accumulated tax losses at December 31, 2016, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, were as follows:

		Year of expiration
	At December 31, 2016	2017	2018	2019	2020	Beyond 2020	Unlimited/ Indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	€31,422	€5,337	€4,062	€3,992	€5,340	€9,811	€2,880
Taxable temporary differences	(21,877)	(2,464)	(2,523)	(2,558)	(2,518)	(5,850)	(5,964)
Tax losses	17,191	140	127	164	223	1,308	15,229
Amounts for which deferred tax assets were not recognized	(14,717)	(281)	(79)	(61)	(216)	(2,027)	(12,053)
Temporary differences and tax losses relating to corporate taxation	€12,019	€2,732	€1,587	€1,537	€2,829	€3,242	€92
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	€23,724	€3,765	€3,226	€3,270	€2,251	€8,896	€2,316
Taxable temporary differences	(20,057)	(2,255)	(2,242)	(2,278)	(2,242)	(5,284)	(5,756)
Tax losses	3,259	5	23	22	166	331	2,712
Amounts for which deferred tax assets were not recognized	(2,403)	(115)	(31)	(13)	(71)	(214)	(1,959)
Temporary differences and tax losses relating to local taxation	€4,523	€1,400	€976	€1,001	€104	€3,729	€(2,687)
8. Other information by nature
Personnel costs for the Group for the years ended December 31, 2016, 2015 and 2014 amounted to €13,170 million, €13,422 million and €11,334 million, respectively, which included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2016, 2015 and 2014, FCA had an average number of employees of 235,481, 236,559 and 231,613, respectively.
9. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2016 and 2015 are summarized below:

	At January 1, 2016	Translation differences and Other	Transfer to Assets held for sale	At December 31, 2016
	(€ million)
Gross amount	€11,966	€387	€(54)	€12,299
Accumulated impairment losses	(469)	(13)	—	(482)
Goodwill	11,497	374	(54)	11,817
Brands	3,293	112	—	3,405
Total Goodwill and intangible assets with indefinite useful lives	€14,790	€486	€(54)	€15,222

	At January 1, 2015	Change in the scope of consolidation	Translation differences	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Gross amount	€11,501	€54	€1,198	€(787)	€11,966
Accumulated impairment losses	(442)	—	(28)	1	(469)
Goodwill	11,059	54	1,170	(786)	11,497
Brands	2,953	—	340	—	3,293
Total Goodwill and intangible assets with indefinite useful lives	€14,012	€54	€1,510	€(786)	€14,790
Translation differences in 2016 and in 2015 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
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
Goodwill
At December 31, 2016, Goodwill included €11,731 million from the acquisition of FCA US (€11,359 million at December 31, 2015). At December 31, 2016, €54 million of goodwill was classified within Assets held for sale as a result of Itedi meeting the held for sale criteria and at December 31, 2015, €786 million of goodwill related to Ferrari was classified within Assets held for distribution as a result of Ferrari meeting the held for sale criteria on December 3, 2015 (refer to Note 3, Scope of consolidation).
There were no impairment charges recognized in respect of goodwill and intangible assets with indefinite lives during the years ended December 31, 2016, 2015 and 2014.
The following table summarizes the allocation of Goodwill:

	At December 31
	2016	2015
	(€ million)
NAFTA	€9,618	€9,312
APAC	1,250	1,210
LATAM	602	583
EMEA	285	276
Components	62	62
Other activities	—	54
Total Goodwill	€11,817	€11,497

10.    Other intangible assets

	Externally acquired development expenditures	Internally generated development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2015	€8,632	€5,511	€2,804	€708	€17,655
Additions	1,459	1,200	247	130	3,036
Divestitures	—	(46)	(12)	(10)	(68)
Translation differences and other changes	430	(178)	212	(72)	392
Transfer to Assets held for distribution	(1,259)	—	(131)	(55)	(1,445)
At December 31, 2015	9,262	6,487	3,120	701	19,570
Additions	1,546	1,012	490	58	3,106
Divestitures	(1)	(49)	(80)	(7)	(137)
Translation differences and other changes	265	217	22	87	591
Transfer to Assets held for sale	—	—	—	(38)	(38)
At December 31, 2016	11,072	7,667	3,552	801	23,092
Accumulated amortization and impairment losses at January 1, 2015	3,769	3,245	1,337	469	8,820
Amortization	857	452	301	54	1,664
Impairment losses and asset write-offs	187	34	—	2	223
Divestitures	—	(34)	(11)	(9)	(54)
Translation differences and other changes	165	(80)	73	(39)	119
Transfer to Assets held for distribution	(985)	—	(117)	(46)	(1,148)
At December 31, 2015	3,993	3,617	1,583	431	9,624
Amortization	962	530	210	56	1,758
Impairment losses and asset write-offs	29	92	—	1	122
Divestitures	—	(37)	(20)	(6)	(63)
Translation differences and other changes	108	86	35	31	260
Transfer to Assets held for sale	—	—	—	(31)	(31)
At December 31, 2016	5,092	4,288	1,808	482	11,670
Carrying amount at December 31, 2015	€5,269	€2,870	€1,537	€270	€9,946
Carrying amount at December 31, 2016	€5,980	€3,379	€1,744	€319	€11,422
Additions of €3,106 million in 2016 (€3,036 million in 2015) included capitalized development expenditures of €2,558 million (€2,659 million in 2015), consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs. In 2016, of the total €122 million impairment losses and asset write-offs, €90 million related to the locally produced Fiat Viaggio and Ottimo vehicles in China, as described in Note 5, Research and development costs.
    In 2015, of the total €223 million impairment losses and asset write-offs, €176 million related to the impairment of capitalized development expenditures that had no future economic benefit as a result of the Group's plan to realign a portion of its manufacturing capacity in NAFTA to better meet market demand for Ram pickups and Jeep vehicles within the Group's existing plant infrastructure as described in Note 5, Research and development costs.
Translation differences primarily related to foreign currency translation of the U.S. Dollar to the Euro.

11. Property, plant and equipment

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2015	€945	€8,025	€42,487	€2,522	€2,911	€56,890
Additions	3	534	3,262	302	2,047	6,148
Divestitures	(4)	(40)	(1,126)	(62)	(6)	(1,238)
Translation differences	(27)	(64)	231	99	(127)	112
Other changes	6	(30)	758	11	(704)	41
Transfer to Assets held for distribution	(23)	(317)	(1,704)	(138)	(35)	(2,217)
At December 31, 2015	900	8,108	43,908	2,734	4,086	59,736
Additions	6	303	3,330	453	1,617	5,709
Divestitures	(11)	(22)	(729)	(70)	(11)	(843)
Translation differences	57	431	1,749	120	225	2,582
Other changes	(4)	110	2,223	(4)	(2,269)	56
Transfer to Assets held for sale	—	—	(92)	(10)	—	(102)
At December 31, 2016	948	8,930	50,389	3,223	3,648	67,138
Accumulated depreciation and impairment losses at January 1, 2015	7	2,646	26,497	1,316	16	30,482
Depreciation	—	309	3,453	262	—	4,024
Divestitures	—	(31)	(1,091)	(53)	(2)	(1,177)
Impairment losses and asset write-offs	1	11	474	3	1	490
Translation differences	(1)	(14)	3	19	(1)	6
Other changes	37	(26)	39	(2)	(1)	47
Transfer to Assets held for distribution	—	(113)	(1,375)	(102)	—	(1,590)
At December 31, 2015	44	2,782	28,000	1,443	13	32,282
Depreciation	—	309	3,582	307	—	4,198
Divestitures	(5)	(12)	(697)	(63)	(1)	(778)
Impairment losses and asset write-offs	—	44	25	1	3	73
Translation differences	2	93	875	64	1	1,035
Other changes	—	(3)	(14)	—	(1)	(18)
Transfer to Assets held for sale	—	—	(77)	(8)	—	(85)
At December 31, 2016	41	3,213	31,694	1,744	15	36,707
Carrying amount at December 31, 2015	€856	€5,326	€15,908	€1,291	€4,073	€27,454
Carrying amount at December 31, 2016	€907	€5,717	€18,695	€1,479	€3,633	€30,431
For the year ended December 31, 2016, the Group recognized a total of €73 million of impairment losses and asset write-offs, of which €43 million related to certain of FCA Venezuela's assets due to the continued deterioration of the economic conditions in Venezuela. This impairment charge was recognized within Selling, administrative and other expenses in the Consolidated Income Statement for the year ended December 31, 2016.
For the year ended December 31, 2015, of the total €490 million of impairment losses and asset write-offs, €422 million related to the realignment of a portion of the Group's existing manufacturing capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles. This impairment charge was recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015.
In 2016, translation differences of €1,547 million primarily reflected the strengthening of the Brazilian Real and the U.S. Dollar against the Euro. In 2015, translation differences of €106 million mainly reflected the strengthening of the U.S. Dollar against the Euro, which was partially offset by the devaluation of the Brazilian Real.

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

	At December 31
	2016	2015
	(€ million)
Land	€—	€3
Industrial buildings	251	270
Plant, machinery and equipment	602	576
Total Property, plant and equipment under finance lease	€853	€849
Property, plant and equipment of the Group (excluding FCA US) reported as pledged as security for debt are summarized as follows:

	At December 31
	2016	2015
	(€ million)
Land and industrial buildings pledged as security for debt	€1,239	€934
Plant and machinery pledged as security for debt and other commitments	698	462
Other assets pledged as security for debt and other commitments	3	4
Total Property, plant and equipment pledged as security for debt	€1,940	€1,400
Information on the assets of FCA US subject to lien are set out in Note 21, Debt.
At December 31, 2016 and 2015, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €950 million and €1,665 million, respectively.

12. Investments accounted for using the equity method
The following table summarizes our Investments accounted for using the equity method:

	At December 31
	2016	2015
	(€ million)
Interest in joint ventures	€1,680	€1,528
Interest in associates	62	80
Other	51	50
Total Investments accounted for using the equity method	€1,793	€1,658
Our ownership percentages and carrying value of our Investments accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31		At December 31
	2016	2015	2016	2015
Interest in joint ventures	(€ million)		(€ million)
FCA Bank S.p.A.	50%	50%	€1,044	€985
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	302	305
GAC FIAT Chrysler Automobiles Co.	50%	50%	237	145
Others			97	93
Total Interest in joint ventures			€1,680	€1,528

Interest in associates
RCS MediaGroup S.p.A. (“RCS”)	—	16.7%	€—	€51
Others			62	29
Total Interest in associates			€62	€80

FCA Bank S.p.A. (“FCA Bank”), which is a joint venture with Crédit Agricole Consumer Finance S.A. operates in Europe including Italy, France, Germany, UK and Spain. In July 2013, the Group reached an agreement with Crédit Agricole to extend the term of the joint venture through to December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group's mass-market vehicle brands and for Maserati vehicles.

The following tables include summarized financial information relating to FCA Bank:

	At December 31
	2016	2015
	(€ million)
Financial assets	€20,201	€16,944
Of which: Cash and cash equivalents	—	—
Other assets	3,083	2,565
Financial liabilities	19,887	16,418
Other liabilities	1,159	993
Equity (100%)	2,238	2,098
Net assets attributable to owners of the parent	2,199	2,081
Group's share of net assets	1,100	1,040
Elimination of unrealized profits and other adjustments	(56)	(55)
Carrying amount of interest in the joint venture	€1,044	€985

	Years ended December 31
	2016	2015	2014
	(€ million)
Interest and similar income	€764	€729	€737
Interest and similar expenses	(263)	(285)	(373)
Income tax expense	(105)	(110)	(74)
Profit from continuing operations	312	249	182
Net profit	312	249	182
Net profit attributable to owners of the parent (A)	309	248	181
Group’s share of net profit	154	124	91
Other comprehensive income/(loss) attributable to owners of the parent (B)	(64)	29	12
Total Comprehensive income attributable to owners of the parent (A+B)	€245	€277	€193
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), which is registered with the Turkish Capital Market Board, is listed on the İstanbul Stock Exchange. At December 31, 2016, the fair value of the Group’s interest in Tofas was €1,258 million (€1,129 million at December 31, 2015).
GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”) is a joint venture with Guangzhou Automobile Group Co., Ltd. which locally produces Jeep vehicles for the Chinese market.

On April 15, 2016, the shareholders of FCA approved the distribution of the Group's 16.7 percent ownership interest in RCS to holders of its common shares. The distribution of RCS ordinary shares took effect on May 1, 2016. Holders of FCA common shares were entitled to 0.067746 ordinary shares of RCS for each common share of FCA held of record. The distribution of the RCS equity method investment resulted in a net gain of €5 million recognized within Gains on disposal of investments in the Consolidated Income Statement for the year ended December 31, 2016.

The Group's proportionate share of the earnings of our joint ventures, associates and interest in unconsolidated subsidiaries accounted for using the equity method is reflected within Result from investments within the Consolidated Income Statement. The following table summarizes information relating to Result from investments:

	Years ended December 31
	2016	2015	2014
	(€ million)
Joint Ventures	€291	€155	€127
Associates	7	(27)	(20)
Other	15	2	10
Total Share of the profit of equity method investees	€313	€130	€117
Immaterial Joint Ventures and Associates
The aggregate amounts for the Group’s share in all individually immaterial joint ventures and associates that are accounted for using the equity method were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Joint ventures:
Profit from continuing operations	€137	€31	€36
Net profit	137	31	36
Other comprehensive income/(loss)	(90)	(30)	37
Total Other comprehensive income	€47	€1	€73

Associates:
Income/(Loss) from continuing operations	€7	€(27)	€(20)
Net loss	7	(27)	(20)
Other comprehensive income/(loss)	(1)	3	3
Total Other comprehensive income/(loss)	€6	€(24)	€(17)

13. Other Financial assets
Other financial assets consisted of the following:

		At December 31
		2016			2015
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	16	€448	€31	€479	€691	€122	€813
Available-for-sale securities	23	38	60	98	269	43	312
Held-for-trading securities	23	203	—	203	213	—	213
Held-to-maturity securities		—	2	2	—	3	3
Investments measured at cost		—	41	41	—	64	64
Available-for-sale investments	23	—	151	151	—	203	203
Held-for-trading investments	23	49	—	49	48	—	48
Financial receivables		—	320	320	—	271	271
Collateral deposits (1)	23	24	44	68	22	18	40
Total Other financial assets		€762	€649	€1,411	€1,243	€724	€1,967
_________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations

At December 31, 2016 and 2015, Available-for-sale investments of €151 million (€203 million at December 31, 2015) primarily related to the investment in CNH Industrial N.V. (“CNHI”), which consisted of 15,948,275 common shares for an amount of €132 million and €101 million, respectively. In addition, at December 31, 2016 and 2015, the Group had an additional 15,948,275 special voting shares which cannot directly or indirectly be sold, disposed of or transferred, and over which the Group cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance. These special voting shares do not have any dividend right and they will expire when the common shares referenced above are sold. As a result, no value has been attributed to these special voting shares. The total investment in CNHI corresponded to 1.7 percent of voting rights at December 31, 2016 and December 31, 2015.
14. Inventories

	At December 31
	2016	2015
	(€ million)
Raw materials, supplies and finished goods	€12,056	€11,190
Amount due from customers for contract work	65	161
Total Inventories	€12,121	€11,351
The amount of inventory write-downs recognized within Cost of revenues during the years ended December 31, 2016, 2015 and 2014 was €637 million, €653 million and €436 million, respectively.

The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector was as follows:

	At December 31
	2016	2015
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€959	€2,097
Less: Progress billings	(1,130)	(2,163)
Construction contracts, net of advances on contract work	(171)	(66)
Amount due from customers for contract work	65	161
Less: Amount due to customers for contract work included in Other liabilities (current) (Note 22)	(236)	(227)
Construction contracts, net of advances on contract work	€(171)	€(66)
15. Trade, other receivables and tax receivables
The analysis by due date was as follows:

	At December 31
	2016					2015
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Trade receivables	€2,479	€—	€—	€—	€2,479	€2,668	€—	€—	€—	€2,668
Receivables from financing activities	2,407	171	—	171	2,578	1,778	228	—	228	2,006
Other receivables	2,387	308	102	410	2,797	2,129	243	14	257	2,386
Total Trade and other receivables	€7,273	€479	€102	€581	€7,854	€6,575	€471	€14	€485	€7,060

Tax receivables	€206	€71	€22	€93	€299	€307	€98	€—	€98	€405
Trade receivables
Trade receivables, amounting to €2,479 million at December 31, 2016 (€2,668 million at December 31, 2015), are shown net of the allowance for doubtful accounts of €275 million at December 31, 2016 (€303 million at December 31, 2015). At December 31, 2015, a total of €98 million of trade receivables, net of an allowance for doubtful accounts, related to Ferrari were classified within Assets held for distribution.
Changes in the allowance for doubtful accounts, which is calculated on the basis of historical losses on receivables, were as follows:

	At January 1, 2016	Provision	Use and other changes	At December 31, 2016
	(€ million)
Allowance for doubtful accounts	€303	€27	€(55)	€275

	At January 1, 2015	Provision	Use and other changes	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Allowance for doubtful accounts	€320	€46	€(42)	€(21)	€303
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group and are summarized as follows.

	At December 31
	2016	2015
	(€ million)
Dealer financing	€2,115	€1,650
Retail financing	286	238
Finance leases	6	8
Other	171	110
Total Receivables from financing activities	€2,578	€2,006
At December 31, 2015, a total of €1,176 million of receivables from financing activities, net of an allowance for doubtful accounts, related to Ferrari were classified within Assets held for distribution.
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2016, the allowance for doubtful accounts amounted to €45 million (€40 million at December 31, 2015). Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2016	Provision	Use and other changes	At December 31, 2016
	(€ million)
Allowance for Receivables from financing activities	€40	€54	€(49)	€45

	At January 1, 2015	Provision	Use and other changes	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Allowance for Receivables from financing activities	€73	€64	€(78)	€(19)	€40
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
Other receivables
At December 31, 2016, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €1,933 million (€1,529 million at December 31, 2015).

Transfer of financial assets
At December 31, 2016, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, amounting to €6,573 million (€4,950 million at December 31, 2015). The transfers related to trade receivables and other receivables for €5,467 million (€4,165 million at December 31, 2015) and receivables from financing activities for €1,106 million (€785 million at December 31, 2015). These amounts included receivables of €4,077 million (€3,022 million at December 31, 2015), mainly due from the sales network, transferred to jointly controlled financial services companies (FCA Bank).
At December 31, 2016 and 2015, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31
	2016			2015
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€34	€376	€410	€22	€184	€206
Carrying amount of the related liabilities	€34	€376	€410	€22	€184	€206
16. Derivative financial assets and liabilities
The following table summarizes the fair value of the Group's derivative financial assets and liabilities:

	At December 31
	2016		2015
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€31	€(1)	€58	€(3)
Interest rate and exchange rate risk - combined interest rate and currency swaps	—	(115)	—	(96)
Total Fair value hedges	31	(116)	58	(99)
Cash flow hedges:
Currency risks - forward contracts, currency swaps and currency options	213	(304)	287	(376)
Interest rate risk - interest rate swaps	—	—	1	—
Interest rate and currency risk - combined interest rate and currency swaps	87	—	127	(1)
Commodity price risk – commodity swaps and commodity options	21	(2)	—	(43)
Total Cash flow hedges	321	(306)	415	(420)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	—	(47)	—	—
Total Net investment hedges	—	(47)	—	—
Derivatives for trading	127	(228)	340	(217)
Total Fair value of derivative financial assets/(liabilities)	€479	€(697)	€813	€(736)
Financial derivative assets/(liabilities) - current	€448	€(681)	€691	€(429)
Financial derivative assets/(liabilities) - non-current	€31	€(16)	€122	€(307)

The following table summarizes the outstanding notional amounts of the Group's derivative financial instruments by due date:

	At December 31
	2016				2015
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€18,668	€311	€—	€18,979	€18,769	€363	€—	€19,132
Interest rate risk management	855	795	—	1,650	264	1,448	—	1,712
Interest rate and currency risk management	928	305	82	1,315	1,380	1,178	65	2,623
Commodity price risk management	450	44	—	494	517	31	—	548
Other derivative financial instruments	—	14	—	14	—	—	14	14
Total Notional amount	€20,901	€1,469	€82	€22,452	€20,930	€3,020	€79	€24,029
Fair value hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized in the following table:

	Years ended December 31
	2016	2015	2014
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	€(13)	€(49)	€(53)
Fair value changes in hedged items	13	49	53
Interest rate risk
Net (losses) on qualifying hedges	(26)	(34)	(20)
Fair value changes in hedged items	26	34	20
Net gains/(losses)	€—	€—	€—
Cash flow hedges
The effects recognized in the Consolidated Income Statement mainly relate to currency risk management and, to a lesser extent, to hedges regarding commodity price risk management and the cash flows that are exposed to interest rate risk.
The Group's policy for managing currency risk normally requires hedging of projected future flows from trading activities which will occur within the following twelve months, and from orders acquired (or contracts in progress), regardless of their due dates. The hedging effect arising from this is recorded in Other comprehensive income within Cash flow hedge reserve and will be recognized in the Consolidated Income Statement, mainly during the following year.
Derivatives relating to interest rate and currency risk management are treated as cash flow hedges and are entered into for the purpose of hedging notes issued in foreign currencies. The amount recorded in Other comprehensive income and within Cash flow hedge reserve is recognized in the Consolidated Income Statement according to the timing of the flows of the underlying notes.

With respect to cash flow hedges, the Group reclassified gains of €171 million during the year ended December 31, 2016 (losses of €221 million and €108 million for the years ended December 31, 2015 and 2014, respectively), net of the tax effect, from Other comprehensive income/(loss) to the Consolidated Income Statement and were reported in the following lines:

	Years ended December 31
	2016	2015	2014
	(€ million)
Currency risk
Increase in Net revenues	€236	€33	€33
(Increase)/Decrease in Cost of revenues	(44)	101	11
Net financial income/(expenses)	34	(148)	(141)
Result from investments	26	1	(13)
Interest rate risk
Increase in Cost of revenues	—	(10)	(2)
Result from investments	(1)	(2)	(3)
Net financial expenses	(4)	(77)	(11)
Commodity price risk
Increase in Cost of revenues	(39)	(23)	(2)
Ineffectiveness and discontinued hedges	12	1	5
Tax expense/(benefit)	(49)	(97)	15
Total recognized in Net profit from continuing operations	171	(221)	(108)
Recognized in Profit from discontinued operations, net of tax	—	(116)	2
Total recognized in Net profit	€171	€(337)	€(106)
Net investment hedges
In order to manage the Group's foreign currency risk related to its investments in foreign operations, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts. For the year ended December 31, 2016, losses of €75 million related to the net investment hedges were recognized in Other comprehensive income and were reflected within Currency translation differences. There was no ineffectiveness for the year ended December 31, 2016.
Derivatives for trading
At December 31, 2016 and 2015, Derivatives for trading primarily consisted of derivative contracts entered for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issue in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).
17. Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31
	2016	2015
	(€ million)
Cash at banks	€8,118	€9,274
Money market securities	9,200	11,388
Total Cash and cash equivalents	€17,318	€20,662

Cash and cash equivalents held in certain foreign countries (primarily in China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash other than dividends that can leave the country.
18. Share-based compensation
FCA - Performance Share Units
During the year ended December 31, 2015, FCA awarded a total of 14,713,100 Performance Share Units (“PSU awards”) to certain key employees under the equity incentive plan (Note 27, Equity). The PSU awards, which represent the right to receive FCA common shares, have financial performance goals covering a five-year period from 2014 to 2018. The performance goals include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) and will have a payout scale ranging from 0 percent to 100 percent. The remaining 50 percent of the PSU awards, (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 14.7 million shares. One third of total PSU awards will vest in the first quarter of 2017, a cumulative two-thirds in the first quarter of 2018 and a cumulative 100 percent in the first quarter of 2019 if the respective performance goals for the years 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.
The vesting of the PSU NI awards will be determined based on the achievement of pre-established performance targets consistent with the Company’s business plan that was published in May 2014 and subsequently updated. The performance period for the PSU NI awards commenced on January 1, 2014. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model. The weighted average fair value of the PSU NI awards granted during the year ended December 31, 2015 was €8.78 (U.S.$9.76).
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

During the fourth quarter of 2016, FCA granted a total of 337,186 PSU awards, which had a grant date stock price of €5.73 (U.S.$6.30). The key assumptions used to value these awards were consistent with those of the PSU awards granted in 2015 (as adjusted for the anti-dilution provision described below). In addition, 295,319 PSU awards were canceled during the fourth quarter of 2016. The accelerated expense related to the cancellation of these awards was immaterial.
The weighted average fair value of the PSU NI awards for the year ended December 31, 2016 was €5.65 (U.S.$ 6.28). The weighted average fair value for the PSU TSR awards was €10.64 (U.S.$11.82) for the year ended December 31, 2016.
FCA - Restricted Share Units
During the year ended December 31, 2015, FCA awarded 5,196,550 Restricted Share Units (“RSU awards”) to certain key employees of the Company, which represent the right to receive FCA common shares and which will vest in three equal tranches in February of 2017, 2018 and 2019.
During the fourth quarter of 2016, FCA granted a total of 94,222 RSU awards, which represent the right to receive FCA common shares and which had a grant date fair value of €5.73 (U.S.$6.30). In addition, 148,071 RSU awards were canceled during the year ended December 31, 2016. The accelerated expense related to the cancellation of these awards was immaterial.
Anti-dilution adjustments - PSU awards and RSU awards
The documents governing FCA's long term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that affects our capital structure. As such, as a result of the spin-off of Ferrari N.V., on January 26, 2016, a conversion factor of 1.5440 was approved by FCA's Compensation Committee and applied to outstanding PSU awards and RSU awards as an equitable adjustment to make equity award holders whole for the resulting diminution in the value of an FCA share. For the PSU NI awards, FCA's Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
The following table reflects the changes resulting from the anti-dilution adjustment on January 26, 2016:

PSU Awards:
Number of awards - as adjusted	22,717,024
Key assumptions - as adjusted: Grant date stock price - for PSU NI and PSU TSR	€8.71 - €9.85
RSU Awards:
Number of awards - as adjusted	8,023,472

None of the outstanding PSU and RSU awards were forfeited and none of the outstanding PSU and RSU awards had vested as of December 31, 2016. The total number of PSU awards and RSU awards, as adjusted for the anti-dilution provision described above were 22,758,891 and 7,969,623, respectively, at December 31, 2016.
Total expense for the PSU awards and RSU awards of approximately €96 million and €54 million was recorded for the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, the Group had unrecognized compensation expense related to the non-vested PSU awards and RSU awards of approximately €83 million based on current forfeiture assumptions, which will be recognized over a weighted-average period of 1.6 years.

Chief Executive Officer - Special Recognition Award
On April 16, 2015, shareholders of FCA approved a grant of 1,620,000 common shares to the Chief Executive Officer, which vested immediately. This grant was for recognition of the Chief Executive Officer's vision and guidance in the formation of Fiat Chrysler Automobiles N.V., which created significant value for the Company, its shareholders, stakeholders and employees. The weighted-average fair value of the shares at the grant date was €15.21 (U.S.$16.29), measured using FCA's share price on the grant date. A one-time charge of €24.6 million was recorded within Selling, general and other costs during the year ended December 31, 2015 related to this grant.
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
On November 3, 2006, the Fiat Board of Directors approved (subject to the subsequent approval of shareholders obtained on April 5, 2007), the “November 2006 Stock Option Plan”, an eight-year stock option plan, which granted certain managers of the Group and the Chief Executive Officer of Fiat the right to purchase a specific number of Fiat ordinary shares at a fixed price of €13.37 each. More specifically, the 10,000,000 options granted to employees and the 5,000,000 options granted to the Chief Executive Officer had a vesting period of four years, with an equal number vesting each year, were subject to achieving certain predetermined profitability targets non-market conditions in the reference period and were exercisable from February 18, 2011. An additional 5,000,000 options were granted to the Chief Executive Officer of Fiat that were not subject to performance conditions but also had a vesting period of four years with an equal number vesting each year and were exercisable from November 2010. Following the demerger of CNHI from Fiat, the beneficiaries had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged.
Changes during the year ended December 31, 2014 were as follows:

	Rights granted to Managers
	Number of options	Average exercise price (€)
Outstanding shares at January 1, 2014	1,240,000	€13.37
Exercised	(1,139,375)	13.37
Expired	(100,625)	—
Outstanding shares at December 31, 2014	—	—

	Rights granted to the Chief Executive Officer
	Number of options	Average exercise price (€)
Outstanding shares at January 1, 2014	6,250,000	€13.37
Exercised	(6,250,000)	13.37
Outstanding shares at December 31, 2014	—	—
Stock grant plans linked to Fiat shares
On April 4, 2012, the shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7,000,000 rights, which represented an equal number of common shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced in 2015 through the issuance of new common shares. Compensation expense for the Retention LTI Plan for the years ended December 31, 2015 and 2014 were not material.

Changes in the Retention LTI Plan during the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
	Number of FCA shares	Average fair value at the grant date (€)	Number of FCA shares	Average fair value at the grant date (€)
Outstanding shares unvested at January 1	2,333,334	€4.205	4,666,667	€4.205
Vested	(2,333,334)	4.205	(2,333,333)	4.205
Outstanding shares unvested at December 31	—	€4.205	2,333,334	€4.205
Share-based compensation plans issued by FCA US
At December 31, 2016, FCA US has fully-vested outstanding units under its legacy Amended and Restated FCA US Directors’ Restricted Stock Unit Plan (“FCA US Directors’ RSU Plan”). There were no units outstanding under the FCA US 2012 Long-Term Incentive Plan (“2012 LTIP Plan”) or the FCA US Restricted Stock Unit Plan (“FCA US RSU Plan”). Compensation expense for those plans for the years ended December 31, 2016, 2015 and 2014 were not material.
Anti-dilution adjustments - FCA US share-based compensation plans
The documents governing FCA US's share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of FCA US awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts the capital structure of FCA US. On February 3, 2015, FCA US made a special distribution to FCA, which reduced the fair value of FCA US's equity. As a result of this dilutive event, the FCA US Board of Directors approved an anti-dilution adjustment factor to increase the number of outstanding FCA US awards in order to preserve the economic benefit intended to be provided to each participant. On January 21, 2014, FCA US paid a distribution of U.S.$1,900 million (€1,404 million) and on February 7, 2014, FCA US prepaid the VEBA Trust Note. As a result of these two transactions that diluted the fair value of FCA US's equity, an anti-dilution adjustment factor was approved by FCA US's Compensation and Leadership Development Committee to increase the number of outstanding FCA US awards (excluding performance share units granted under the 2012 LTIP Plan (“LTIP PSUs”)) in order to preserve the economic benefit intended to be provided to each participant. No additional expense was recognized as a result of these anti-dilutive adjustments and the changes below reflect the impact of the anti-dilutive adjustments for the years ended December 31, 2015 and 2014.
Restricted Stock Unit Plans issued by FCA US
Director restricted stock units were granted to non-employee members of the FCA US Board of Directors. Under the plan, settlement of the awards is made within 60 days of the Director’s cessation of service on the FCA US Board of Directors and awards are paid in cash. On May 7, 2015, the FCA US Board of Directors approved an amendment to the FCA US Directors’ RSU Plan, freezing the Director restricted stock unit value as of December 31, 2015.

Changes during the years ended December 31, 2015 and 2014 for the FCA US RSU Plan were as follows:

	2015		2014
	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	1,545,985	€4.18	5,550,897	€3.14
Granted	—	—	—	—
Vested	(1,545,985)	4.58	(3,893,470)	3.01
Forfeited	—	—	(111,442)	3.85
Outstanding shares unvested at December 31	—	€—	1,545,985	€4.18
2012 LTIP Plan
In February 2012, the Compensation Committee of FCA US approved the 2012 LTIP Plan that covers senior executives of FCA US (other than the Chief Executive Officer). During the year ended December 31, 2016, the restricted share units (“LTIP RSUs”) were settled in cash.
Changes during 2016, 2015 and 2014 for the LTIP RSUs were as follows:

	2016		2015		2014
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	654,706	€5.50	2,303,928	€4.67	4,054,807	€4.08
Granted	—	—	—	—	—	—
Vested	(642,922)	5.27	(1,544,664)	4.98	(1,630,392)	4.15
Forfeited	(11,784)	5.45	(104,558)	5.36	(120,487)	4.24
Outstanding shares unvested at December 31	—	€—	654,706	€5.50	2,303,928	€4.67
Changes during 2015 and 2014 for the LTIP PSUs were as follows:

	2015		2014
	LTIP PSUs (1)	Weighted average fair value at the grant date (€)	LTIP PSUs (1)	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	5,320,540	€8.62	8,417,511	€5.64
Granted	—	—	5,556,503	7.62
Vested	(5,302,138)	9.44	—	—
Forfeited	(18,402)	9.44	(8,653,474)	5.89
Outstanding shares unvested at December 31	—	€—	5,320,540	€8.62
_________________________
(1) Not adjusted for anti-dilution

19. Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31
	2016			2015
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€38	€4,980	€5,018	€36	€5,274	€5,310
Health care and life insurance plans	145	2,321	2,466	153	2,306	2,459
Other post-employment benefits	110	877	987	110	859	969
Other provisions for employees	518	874	1,392	359	967	1,326
Total Employee benefits liabilities	€811	€9,052	€9,863	€658	€9,406	€10,064
The Group recognized a total of €1,540 million for the cost for defined contribution plans for the year ended December 31, 2016 (€1,541 million in 2015 and €1,346 million in 2014).
The following table summarizes the fair value of the defined benefit obligations and the fair value of the related plan assets:

	At December 31
	2016	2015
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€28,065	€27,547
Health care and life insurance plans	2,466	2,459
Other post-employment benefits	987	969
Total present value of defined benefit obligations (a)	31,518	30,975

Fair value of plan assets (b)	23,409	22,415
Asset ceiling (c)	12	11
Total net defined benefit plans (a - b + c)	8,121	8,571

of which:
Net defined benefit liability (d)	8,471	8,738
Defined benefit plan asset	(350)	(167)

Other provisions for employees (e)	1,392	1,326
Total Employee benefits liabilities (d + e)	€9,863	€10,064

Pension benefits
Liabilities arising from the Group's defined benefit plans are usually funded by contributions made by Group subsidiaries and, at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of these legally required are made to achieve certain desired funding levels. In the U.S. these excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2016, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €2.2 billion, the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. During the years ended December 31, 2016, 2015 and 2014, the Group made pension contributions in the U.S. and Canada totaling €445 million, €202 million and €193 million, respectively. The Group contributions to pension plans for 2017 are expected to be €677 million, of which €645 million relate to the U.S. and Canada, with €513 million being discretionary contributions and €132 million will be made to satisfy minimum funding requirements. The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2017	€1,881
2018	€1,844
2019	€1,820
2020	€1,806
2021	€1,787
2022-2026	€8,947
The following table summarizes the changes in the pension plans:

	2016				2015
	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)
	(€ million)
At January 1	€27,547	€(22,415)	€11	€5,143	€27,287	€(22,231)	€6	€5,062
Included in the Consolidated Income Statement	1,322	(849)	—	473	1,327	(816)	—	511
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic assumptions	(61)	—	—	(61)	(101)	—	—	(101)
- Financial assumptions	346	—	—	346	(1,296)	—	—	(1,296)
- Other	12	(6)	—	6	33	(8)	—	25
Return on assets	—	(861)	—	(861)	—	749	—	749
Changes in the effect of limiting net assets	—	—	—	—	—	—	4	4
Changes in exchange rates	907	(817)	1	91	2,181	(1,743)	1	439
Other:
Employer contributions	—	(454)	—	(454)	—	(237)	—	(237)
Plan participant contributions	3	(4)	—	(1)	2	(2)	—	—
Benefits paid	(2,015)	1,999	—	(16)	(1,857)	1,849	—	(8)
Other changes	4	(2)	—	2	(29)	24	—	(5)
At December 31	€28,065	€(23,409)	€12	€4,668	€27,547	€(22,415)	€11	€5,143
At December 31, 2015, Employee benefits liabilities included a total of €212 million related to the payment of supplemental unemployment benefits due to extended downtime at certain plants associated with the realignment of a portion of the Group's existing manufacturing capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles.

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current service cost	€175	€196	€184
Interest expense	1,157	1,143	1,089
Interest income	(944)	(912)	(878)
Other administration costs	95	92	62
Past service costs/(credits) and gains/(losses) arising from settlements/curtailments	(10)	(8)	17
Total recognized in the Consolidated Income Statement	€473	€511	€474
During the year ended December 31, 2016, the Group amended its U.S. defined benefit plan for salaried employees to allow certain terminated vested participants to accept a lump-sum amount. A total of €214 million was paid to those participants who accepted the offer in December 2016. The plan amendment resulted in a settlement gain of €29 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2016. There were no significant plan amendments or curtailments to the Group's pension plans for the years ended December 31, 2015 and 2014.
During the year ended December 31, 2015, mortality assumptions used for our U.S. benefit plan valuation were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected future improvements. The change increased the Group's U.S. pension and other post-employment benefit obligations by approximately €214 million and €28 million, respectively, at December 31, 2015. In addition, retirement rate assumptions used for the Group's U.S. and Canada benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for U.S. and Canada employees. The change decreased the Group's U.S. and Canada pension benefit obligations by approximately €209 million at December 31, 2015.

The fair value of plan assets by class was as follows:

	At December 31
	2016		2015
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€862	€816	€589	€512
U.S. equity securities	1,641	1,633	2,209	2,208
Non-U.S. equity securities	1,170	1,170	1,388	1,388
Commingled funds	3,149	216	2,025	164
Equity instruments	5,960	3,019	5,622	3,760
Government securities	2,611	858	2,610	852
Corporate bonds (including convertible and high yield bonds)	6,353	58	6,028	—
Other fixed income	907	9	928	7
Fixed income securities	9,871	925	9,566	859
Private equity funds	1,979	—	1,787	—
Commingled funds	147	118	137	117
Mutual funds	3	3	3	—
Real estate funds	1,460	—	1,502	—
Hedge funds	2,466	—	2,607	—
Investment funds	6,055	121	6,036	117
Insurance contracts and other	661	156	602	49
Total fair value of plan assets	€23,409	€5,037	€22,415	€5,297
Non-U.S. Equity securities are invested broadly in developed international and emerging markets. Debt instruments are fixed income securities which are primarily comprised of long-term U.S. Treasury and global government bonds, as well as developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalization. Commingled funds include common collective trust funds, mutual funds and other investment entities. Private equity funds include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
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
Assets are actively managed primarily by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. The Group uses investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost effective and/or efficient to do so. Plan assets do not include shares of FCA or properties occupied by Group companies, with the possible exception of commingled investment vehicles where FCA does not control the investment guidelines.
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
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31
	2016			2015
	U.S.	Canada	UK	U.S.	Canada	UK
Discount rate	4.4%	3.9%	2.7%	4.5%	4.0%	3.8%
Future salary increase rate	—%	3.5%	3.1%	—%	3.5%	2.9%
The average duration of the U.S. and Canadian liabilities was approximately 11 and 13 years, respectively. The average duration of the UK pension liabilities was approximately 21 years.
Health care and life insurance plans
Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada by FCA US subsidiaries. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2017	€145
2018	€145
2019	€144
2020	€144
2021	€144
2022-2025	€732
Changes in the net defined benefit obligations for healthcare and life insurance plans were as follows:

	2016	2015
	(€ million)
Present value of obligations at January 1	€2,459	€2,276
Included in the Consolidated Income Statement	130	134
Included in Other comprehensive income:
Actuarial losses/(gains) from:
- Demographic assumptions	(43)	5
- Financial assumptions	10	(9)
- Other	(34)	1
Effect of movements in exchange rates	83	204
Other:
Benefits paid	(139)	(152)
Other changes	—	—
Present value of obligations at December 31	€2,466	€2,459

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current service cost	€26	€32	€21
Interest expense	107	102	98
Past service costs/(credits) and losses/(gains) arising from settlements	(3)	—	7
Total recognized in the Consolidated Income Statement	€130	€134	€126
Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions, in particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31
	2016		2015
	U.S.	Canada	U.S.	Canada
Discount rate	4.5%	4.0%	4.5%	4.2%
Salary growth	1.5%	1.0%	1.5%	1.5%
Weighted average ultimate healthcare cost trend rate	4.5%	4.4%	4.5%	4.3%
The average duration of the U.S. and Canadian liabilities was approximately 12 and 16 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2016 plan valuation was 7.0 percent (7.0 percent in 2015). The annual rate was assumed to decrease gradually to 4.5 percent after 2029 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2016 plan valuation was 4.7 percent (4.7 percent in 2015). The annual rate was assumed to decrease gradually to 4.4 percent in 2029 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits include other employee benefits granted to Group employees in Europe and comprises, amongst others, the Italian employee severance indemnity (“TFR”) obligation amounting to €775 million at December 31, 2016 and €794 million at December 31, 2015. These schemes are required under Italian Law.
The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during their working life.
The legislation regarding this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees were obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 - Employee Benefits, of defined contribution plans whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consisted of the residual obligation for TFR through December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007, the scheme has been classified as a defined contribution plan and the Group recognizes the associated cost over the period in which the employee renders service.

Changes in defined benefit obligations for other post-employment benefits were as follows:

	2016	2015
	(€ million)
Present value of obligations at January 1	€969	€1,074
Included in the Consolidated Income Statement	26	16
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic assumptions	2	(1)
- Financial assumptions	29	(27)
- Other	34	(11)
Effect of movements in exchange rates	1	(1)
Other:
Benefits paid	(58)	(60)
Transfer to Liabilities held for sale	(14)	(23)
Other changes	(2)	2
Present value of obligations at December 31	€987	€969
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Current service cost	€8	€10	€20
Interest expense	17	6	11
Past service costs (credits) and gains or losses arising from settlements	1	—	—
Total recognized in the Consolidated Income Statement	€26	€16	€31
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2016 was 1.0 percent (1.6 percent in 2015). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and law requirements for retirement in Italy.
Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

20. Provisions
Provisions consisted of the following:

	At December 31
	2016			2015
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,905	€4,637	€7,542	€2,411	€4,060	€6,471
Sales incentives	5,749	—	5,749	5,196	—	5,196
Legal proceedings and disputes	54	530	584	66	434	500
Commercial risks	250	412	662	189	132	321
Restructuring	26	46	72	32	67	99
Other risks	333	895	1,228	218	987	1,205
Total Provisions	€9,317	€6,520	€15,837	€8,112	€5,680	€13,792
Changes in Provisions were as follows:

	At December 31, 2015	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Changes in the scope of consolidation and other changes	At December 31, 2016
	(€ million)
Product warranty and recall campaigns	€6,471	€4,147	€(3,351)	€—	€238	€—	€37	€7,542
Sales incentives	5,196	13,354	(12,955)	(2)	160	—	(4)	5,749
Legal proceedings and disputes	500	99	(92)	(68)	37	(6)	114	584
Commercial risks	321	599	(176)	(26)	20	(3)	(73)	662
Restructuring	99	78	(69)	(13)	2	(8)	(17)	72
Other risks	1,205	355	(191)	(133)	18	(4)	(22)	1,228
Total Provisions	€13,792	€18,632	€(16,834)	€(242)	€475	€(21)	€35	€15,837
Product warranty and recall campaigns
At December 31, 2016, the Product warranty and recall campaigns provision included €414 million of charges recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 for the additional estimated costs associated with the recall campaigns related to an industry wide recall of airbag inflators resulting from parts manufactured by Takata. Refer to Note 25, Guarantees granted, commitments and contingent liabilities, for additional information. In addition, the Product warranty and recall campaigns provision included €132 million of estimated net costs recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 associated with a recall for which costs are being contested with a supplier. Although FCA believes the supplier has responsibility for the recall, only a partial recovery of the estimated costs has been recognized pursuant to a cost sharing agreement. The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2021.

The Product warranty and recall campaigns provision at December 31, 2015 included the change in estimate for estimated future recall campaign costs for the U.S. and Canada of €761 million recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015 related to vehicles sold in periods prior to the third quarter of 2015 as well as additional warranty costs in the second half of 2015 related to the increase in the accrual rate per vehicle. The change in estimate was as a result of increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S. and Canada, and an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign experience, which was added to the adequacy assessment to estimate future recall costs.
For the year ended December 31, 2015, a total charge of €81 million was recorded within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2015 as a result of a consent order agreed with U.S. National Highway Traffic Safety Administration (“NHTSA”), (the “Consent Order”), resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. An additional U.S.$15 million (€14 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order. FCA US’s compliance with the Consent Order is monitored by an independent monitor that reports to NHTSA on a periodic basis.  In addition, the Consent Order requires FCA US to meet monthly with NHTSA to discuss certain communications and open investigations.  Although the Consent Order required these monthly meetings for a one year term, NHTSA exercised its option, pursuant to the terms of the Consent Order, to extend such meetings for an additional year.
As a result of the Group's heightened scrutiny of its regulatory reporting obligations growing out of the Consent Order, the Group identified deficiencies in FCA US's Transportation Recall Enhancement, Accountability, and Documentation (TREAD) reporting. Following admission of these deficiencies to NHTSA, an amendment to the Consent Order was issued in December 2015 whereby a penalty of U.S.$70 million (€63 million) was imposed by NHTSA. The penalty, which was recorded within Selling, general and other costs in the Consolidated Income Statement during the year ended December 31, 2015, was paid on January 6, 2016.
Sales incentives, Legal proceedings and disputes, Commercial risks and Other risks
As described within Note 2 —Basis of preparation (Use of Estimates section), the Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer.
None of the provisions within the total Legal proceedings and disputes provision are individually significant. As described within Note 2 —Basis of preparation (Use of Estimates section), a provision for legal proceedings is recognized when it is deemed probable that the proceedings will result in an outflow of resources. As the ultimate outcome of pending litigation is uncertain, the timing of cash outflow for the Legal proceedings and disputes provision is also uncertain.
Commercial risks arise in connection with the sale of products and services such as onerous maintenance contracts and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision is recognized when the expected costs to complete the services under these contracts exceed the revenues expected to be realized. A provision for fines related to certain regulatory emission requirements is recognized at the time vehicles are sold based on the estimated cost to settle the obligation measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The non-current portion of the provision for commercial risks is expected to be used within a period through 2019.
Other risks include, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Group’s probable environmental obligations which also includes costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2023.

21. Debt
Debt classified within current liabilities includes short-term borrowings from banks and other financings with an original maturity date falling within twelve months, as well as the current portion of long-term debt. Debt classified under non-current liabilities includes borrowings from banks and other financings with maturity dates greater than twelve months (long-term debt), net of the current portion.
The following table summarizes the Group's short-term and long-term Debt:

	At December 31
	2016					2015
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€2,565	€5,763	€4,023	€9,786	€12,351	€2,689	€7,017	€3,735	€10,752	€13,441
Borrowings from banks	4,025	4,592	786	5,378	9,403	3,364	7,803	795	8,598	11,962
Asset-backed financing	410	—	—	—	410	206	—	—	—	206
Other debt	937	688	259	947	1,884	1,109	724	344	1,068	2,177
Total Debt	€7,937	€11,043	€5,068	€16,111	€24,048	€7,368	€15,544	€4,874	€20,418	€27,786
The annual effective interest rates and the nominal currencies of debt at December 31, 2016 and 2015 were as follows:

	Interest rate					Total at December 31, 2016
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	€6,700	€5,028	€3	€38	€14	€11,783
U.S.$	5,365	1,817	1	4	162	7,349
Brazilian Real	169	438	773	772	1,393	3,545
Swiss Franc	655	—	—	—	—	655
Canadian Dollar	29	—	261	—	—	290
Chinese Renminbi	181	5	—	—	—	186
Argentinian Peso	12	—	—	—	62	74
Other	112	19	3	19	13	166
Total Debt	€13,223	€7,307	€1,041	€833	€1,644	€24,048

	Interest rate					Total at December 31, 2015
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	€6,671	€5,358	€1,003	€75	€—	€13,107
U.S.$	7,784	1,685	1	5	190	9,665
Brazilian Real	723	383	794	87	1,075	3,062
Swiss Franc	652	369	—	—	—	1,021
Canadian Dollar	12	—	354	—	—	366
Chinese Renminbi	114	51	—	—	—	165
Argentinian Peso	—	—	3	—	155	158
Other	174	1	29	32	6	242
Total Debt	€16,130	€7,847	€2,184	€199	€1,426	€27,786

For further information on the management of interest rate and currency risk, refer to Note 31, Qualitative and quantitative information on financial risks.
Notes
The following table summarizes the outstanding notes at December 31, 2016 and 2015:

					At December 31
	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2016	2015
Global Medium Term Note Programme:					(€ million)
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	6.375	April 1, 2016	€—	€1,000
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	7.750	October 17, 2016	—	1,000
Fiat Chrysler Finance Europe S.A.(2)	CHF	400	5.250	November 23, 2016	—	369
Fiat Chrysler Finance Europe S.A.(1)	EUR	850	7.000	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc.(1)	EUR	1,000	5.625	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A.(2)	CHF	450	4.000	November 22, 2017	419	415
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.(1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.(2)	CHF	250	3.125	September 30, 2019	233	231
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
FCA (1)	EUR	1,250	3.750	March 29, 2024	1,250	—
Others	EUR	7			7	7
Total Global Medium Term Notes					9,209	10,322

Other Notes:
FCA Notes (1)	U.S.$	1,500	4.500	April 15, 2020	1,423	1,378
FCA Notes (1)	U.S.$	1,500	5.250	April 15, 2023	1,423	1,378
Total Other Notes					2,846	2,756
Hedging effect, accrued interest and amortized cost valuation					296	363
Total Notes					€12,351	€13,441
_________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Listing on the SIX Swiss Exchange was obtained.
Notes Issued Through GMTN Programme
Certain notes issued by the Group are governed by the terms and conditions of the Global Medium Term Note (“GMTN”) Programme. A maximum of €20 billion may be used under this program, of which notes of approximately €9.2 billion were outstanding at December 31, 2016 (€10.3 billion at December 31, 2015). The GMTN Programme is guaranteed by FCA, which may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.

Changes in notes issued under the GMTN Programme during the year ended December 31, 2016 were due to the:

•	issuance of a 3.75 percent note at par in March 2016 with a principal amount of €1,250 million and due March 2024;

•	repayment at maturity of a note in April 2016 with a principal amount of €1,000 million;

•	repayment at maturity of a note in October 2016 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2016 with a principal amount of CHF 400 million (€373 million).
Changes in notes issued under the GMTN Programme during the year ended December 31, 2015 were due to the:

•	repayment at maturity of two notes, one with a principal amount of €1,500 million and one with a principal amount of CHF 425 million (€390 million).
The notes issued under the GMTN Programme impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2016, FCA was in compliance with all covenants under the GMTN Programme.
Other Notes
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
The Notes impose covenants on FCA including: (i) negative pledge clauses which require that, in case any security interest upon assets of FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2016, FCA was in compliance with the covenants of the Notes.
FCA used the net proceeds from the offering of the Notes for general corporate purposes and the refinancing of a portion of the outstanding secured senior notes of FCA US, as described below. Debt issuance costs, arrangement fees and other direct costs were split evenly across the 2020 Notes and the 2023 Notes, were recorded as a reduction in the carrying value of the Notes and are amortized using the effective interest rate method over the respective life of the Notes. Interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.

FCA US Secured Senior Notes
On May 14, 2015, FCA US prepaid its secured senior notes due in 2019 with an aggregate principal amount outstanding of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €51 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance costs partially offset by the write-off of the remaining unamortized debt premium, was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statement during the year ended December 31, 2015.
On December 21, 2015, FCA US prepaid its secured senior notes due in 2021 with an aggregate principal amount outstanding of U.S.$3,080 million (€2,833 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.3 billion (€3.0 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €117 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance costs partially offset by the write-off of the remaining unamortized debt premium, was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statement during the year ended December 31, 2015.
The secured senior notes due in 2019 and the secured senior notes due in 2021 of FCA US are collectively referred to as “Secured Senior Notes.”
Borrowings from banks
FCA US Tranche B Term Loans
At December 31, 2016, €1,730 million (€2,863 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The Tranche B Term Loan due 2017 bears interest, at FCA US's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
At December 31, 2016, €948 million (€1,574 million at December 31, 2015), which included accrued interest, was outstanding under FCA US's tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”). The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, at either a base rate plus 1.5 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2016 and 2015, interest was accrued based on LIBOR.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018, collectively referred to as the “Tranche B Term Loans”, without premium or penalty.
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern the Tranche B Term Loans to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments and, as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and are amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.
The Tranche B Term Loans are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in FCA US's U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The credit agreements that govern the Tranche B Term Loans include a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. These credit agreements also include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness, (ii) limitations on incurrence of liens, (iii) limitations on swap agreements and sale and leaseback transactions, (iv) limitations on fundamental changes, including certain asset sales and (v) restrictions on certain subsidiary distributions. In addition, these credit agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined), as well as a minimum liquidity of U.S.$3.0 billion (€2.8 billion). Furthermore, the credit agreements that govern the Tranche B Term loans also contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants, (iii) breaches of representations and warranties, (iv) certain changes of control, (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. As of December 31, 2016, FCA US was in compliance with the covenants of the credit agreements that govern the Tranche B Term Loans.
Revolving Credit Facilities
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaced and expanded the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and replaced the U.S.$1.3 billion five-year revolving credit facility of FCA US that was scheduled to expire on May 24, 2016. On November 25, 2015, FCA US terminated its undrawn FCA US revolving credit facility.
At December 31, 2015, the first tranche of the RCF of €2.5 billion (originally expiring in July 2018) was available and was undrawn. In March 2016, the second €2.5 billion tranche (expiring in June 2020) of the RCF was made available to the Group in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans. In June 2016, the maturity date of the first €2.5 billion tranche was extended to July 2019. The first tranche of €2.5 billion has one further extension option (11-months) which is exercisable on the second anniversary of signing. At December 31, 2016, the total €5.0 billion RCF was undrawn.
The covenants of the RCF include financial covenants (Net Debt/Adjusted Earnings Before Interest, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted EBITDA/Net Interest ratios related to industrial activities) as well as negative pledge, pari passu, cross-default and change of control clauses. The failure to comply with these covenants and, in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2016, FCA was in compliance with the covenants of the RCF.
At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines totaling €3.4 billion included the first tranche of €2.5 billion of the €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities.
European Investment Bank Borrowings
We have financing agreements with the European Investment Bank (“EIB”) for a total of €1.3 billion outstanding at December 31, 2016 (€1.2 billion outstanding at December 31, 2015), which included (i) a new loan for €250 million entered into in December 2016 described below, (ii) the €600 million facility with the EIB and SACE described below, (iii) a facility of €400 million (maturing in 2018) for supporting certain investments and research and development programs in Italy to protect the environment through the reduction of emissions and improved energy efficiency and (iv) a €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.

On December 2, 2016, the Group entered into a new €250 million loan with the EIB for research and development projects implemented by FCA. The three-year loan will support the Group’s three-year (2017-2019) investment plan in research and development centers in Italy, which includes a number of key objectives such as greater efficiency, a reduction in CO2 emissions by petrol and alternative fuel engines and the study of new hybrid architectures, as well as certain capital expenditures for facilities located in southern Italy.
On June 29, 2015, FCA, the EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by the EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy.
Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to €4.0 billion at December 31, 2016 (€4.1 billion at December 31, 2015), of which €3.3 billion (€3.6 billion at December 31, 2015) are loans with an average residual maturity of 1 to 2 years, while €0.7 billion (€0.5 billion at December 31, 2015) are short-term credit facilities. The loans primarily include subsidized loans granted by public financing institutions such as Banco Nacional do Desenvolvimento ("BNDES"), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil with loans of sizeable amounts at low rates. At December 31, 2016, outstanding subsidized loans amounted to €2.6 billion (€1.9 billion at December 31, 2015), of which €1.6 billion (€1.2 billion at December 31, 2015) related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.9 billion). Approximately €0.3 billion of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2016 (€0.3 billion at December 31, 2015). The average residual maturity of the subsidized loans was approximately 3 years.
Mexico Bank Loan
On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$0.9 billion (€0.8 billion) non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and received a disbursement of U.S.$0.5 billion (€0.5 billion at December 31, 2016), which bears interest at one-month LIBOR plus 3.35 percent per annum. The proceeds were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. Effective June 24, 2016, the Group terminated early the disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico and as a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group. As of December 31, 2016, we may prepay all or any portion of the loan without premium or penalty.
Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2016, FCA Mexico was in compliance with all covenants under the Mexico Bank Loan.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets of the same amount of €410 million (€206 million at December 31, 2015) within Trade and other receivables in the Consolidated Statement of Financial Position (Note 15, Trade, other receivables and tax receivables).

Other debt
At December 31, 2016, Other debt included the unsecured Canada HCT Notes totaling €278 million, including accrued interest (€366 million at December 31, 2015, including accrued interest), which represents FCA US’s principal Canadian subsidiary’s remaining financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents. During the year ended December 31, 2016, FCA US's Canadian subsidiary made payments on the Canada HCT Notes totaling €148 million, which included accrued interest and the prepayment of all scheduled payments due on the Canada HCT Tranche C Note. The prepayment on the Canada HCT Tranche C Note made on July 15, 2016 resulted in a loss on extinguishment of debt of €8 million that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016.
During the year ended December 31, 2015, FCA US's Canadian subsidiary made payments on the Canada HCT Notes totaling €288 million, which included the prepayment of the remaining scheduled payments due on the Canada HCT Tranche A Note and accrued interest. The prepayment on the Canada HCT Tranche A Note made on July 31, 2015 resulted in a gain on extinguishment of debt of €16 million that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2015.
As described in more detail in Note 27, Equity, FCA issued Mandatory Convertible Securities with an aggregate notional amount of U.S.$2,875 million (€2,293 million), whereby the obligation to pay coupons as required by the Mandatory Convertible Securities met the definition of a financial liability. The Mandatory Convertible Securities were converted into FCA common shares on December 15, 2016 and the financial liability of U.S.$226 million (€213 million) was paid in cash. At December 31, 2015, the financial liability component was U.S.$216 million (€199 million) and was included within Other debt.
Other debt also included funds raised from financial services companies, primarily in Brazil, deposits from dealers in Brazil and the Group's payables for finance leases, which are summarized in the table below:

	At December 31
	2016					2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	€138	€246	€131	€188	€703	€115	€211	€182	€190	€698
Interest expense	(22)	(29)	(7)	(5)	(63)	(25)	(37)	(16)	(4)	(82)
Present value of minimum lease payments	€116	€217	€124	€183	€640	€90	€174	€166	€186	€616
Debt secured by assets
At December 31, 2016, debt secured by assets of the Group (excluding FCA US) amounted to €914 million (€747 million at December 31, 2015), of which €433 million (€373 million at December 31, 2015) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €1,940 million at December 31, 2016 (€1,400 million at December 31, 2015) (Note 11, Property, plant and equipment).
At December 31, 2016, debt secured by assets of FCA US amounted to €3,446 million and included €2,678 million relating to the Tranche B Term Loans, €207 million due to creditors for assets acquired under finance leases and €561 million for other debt and financial commitments. At December 31, 2015, debt secured by assets of FCA US of €5,254 million included €4,437 million relating to the Tranche B Term Loans, €243 million due to creditors for assets acquired under finance leases and €574 million for other debt and financial commitments.

22. Other liabilities and Tax payables
Other liabilities consisted of the following:

	At December 31
	2016			2015
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Advances on buy-back agreements	€2,081	€—	€2,081	€2,492	€—	€2,492
Indirect tax payables	667	968	1,635	605	700	1,305
Accrued expenses and deferred income	1,320	2,428	3,748	996	2,182	3,178
Payables to personnel	1,006	34	1,040	968	4	972
Social security payables	312	7	319	329	4	333
Amounts due to customers for contract work (Note 14)	236	—	236	227	—	227
Other	2,187	166	2,353	2,130	293	2,423
Total Other liabilities	€7,809	€3,603	€11,412	€7,747	€3,183	€10,930

An analysis of Other liabilities (excluding Accrued expenses and deferred income) by due date was as follows:

	At December 31
	2016					2015
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses and deferred income)	€6,489	€1,159	€16	€1,175	€7,664	€6,751	€990	€11	€1,001	€7,752
Advances on buy-back agreements refers to buy-back agreements entered into by the Group and includes the price received for the product recognized as an advance at the date of the sale, and subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Indirect tax payables includes taxes on commercial transactions accrued by the Group's Brazilian subsidiary, FCA Brazil, for which the Group (as well as a number of important industrial groups that operate in Brazil) is awaiting the decision by the Supreme Court regarding its claim alleging double taxation. In March 2007, FCA Brazil received a preliminary trial court decision allowing the payment of such tax on a taxable base consistent with the Group’s position. Since it is a preliminary decision and the timing for the Supreme Court decision is not predictable, the difference between the tax payments as preliminary allowed and the full amount determined as required by the legislation still in force is recognized as a non-current liability.
Deferred income includes revenues not yet recognized in relation to separately-priced extended warranties and service contracts. These revenues will be recognized in the Consolidated Income Statement over the contract period in proportion to the costs expected to be incurred based on historical information. Deferred income also includes the remaining portion of government grants that will be recognized as income in the Consolidated Income Statement over the periods necessary to match them with the related costs which they are intended to offset.
During the first half of the year ended December 31, 2016, a total of €156 million was recognized within Cost of revenues in the Consolidated Income Statement related to net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles. This amount is included within Other liabilities.

On January 21, 2016, the third installment of U.S.$175 million (€161 million) was paid on the obligation arising from the memorandum of understanding entered into by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and the remaining fourth installment of U.S.$175 million (€166 million) is included within Other liabilities.
Tax payables
An analysis by due date for Tax payables was as follows:

	At December 31
	2016					2015
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Tax payables	€162	€25	€—	€25	€187	€241	€31	€—	€31	€272
23. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis:

		At December 31
		2016				2015
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Available-for-sale:
Available-for-sale investments	13	€135	€16	€—	€151	€184	€19	€—	€203
Available-for-sale securities	13	84	2	12	98	295	5	12	312
Held-for-trading:
Held-for trading investments	13	49	—	—	49	48	—	—	48
Held-for-trading securities	13	203	—	—	203	213	—	—	213
Collateral deposits	13	68	—	—	68	40	—	—	40
Derivative financial assets	16	—	458	21	479	—	813	—	813
Cash and cash equivalents	17	15,790	1,528	—	17,318	18,097	2,565	—	20,662
Total Assets		€16,329	€2,004	€33	€18,366	€18,877	€3,402	€12	€22,291
Derivative financial liabilities	16	—	695	2	697	—	701	35	736
Total Liabilities		€—	€695	€2	€697	€—	€701	€35	€736
In 2016, there were no transfers between Levels in the fair value hierarchy.
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

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

The carrying value of Cash and cash equivalents (Note 17, Cash and cash equivalents) usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Securities	Derivative financial assets/(liabilities)
	(€ million)
At January 1, 2015	€22	€(4)
Gains/(Losses) recognized in Consolidated Income Statement	1	(14)
Gains/(Losses) recognized in Other comprehensive income	—	(39)
Transfer to Assets held for distribution	(11)	—
Issues/Settlements	—	22
At December 31, 2015	12	(35)
Gains/(Losses) recognized in Consolidated Income Statement	—	(31)
Gains/(Losses) recognized in Other comprehensive income	—	62
Issues/Settlements	—	23
At December 31, 2016	€12	€19
The gains/(losses) included in the Consolidated Income Statements are recognized within Cost of revenues. Of the total gains/(losses) recognized in Other comprehensive income, €60 million was reflected within Cash flow reserves and €2 million was reflected within Currency translation differences.
Assets and liabilities not measured at fair value on recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from carrying value.
Refer to Note 3, Scope of Consolidation (Acquisition of the remaining ownership interest in FCA US), for a discussion of the residual value methodology used to determine the fair values of the acquired elements in connection with the transactions related to the acquisition of the remaining 41.5 percent interest in FCA US and the MOU.

The following table provides the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31
		2016		2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,115	€2,115	€1,650	€1,649
Retail financing		286	285	238	232
Finance lease		6	6	8	8
Other receivables from financing activities		171	171	110	110
Total Receivables from financing activities	15	€2,578	€2,577	€2,006	€1,999

Asset backed financing		€410	€410	€206	€206
Notes		12,351	13,164	13,441	14,120
Other debt		11,287	11,311	14,139	14,074
Total Debt	21	€24,048	€24,885	€27,786	€28,400
The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available (such as the FCA US Secured Senior Notes that were prepaid in 2015 as discussed in Note 21, Debt), are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2016, €13,157 million and €7 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2015, €14,113 million and €7 million of notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized within Level 3 of the fair value hierarchy. At December 31, 2016, €9,424 million and €1,887 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2015, €12,099 million and €1,975 million of Other Debt was classified within Level 2 and Level 3, respectively.
24. Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to Exor N.V. (the largest shareholder of FCA through its 29.41 percent common shares shareholding interest and 42.60 percent voting power at December 31, 2016), which include Ferrari N.V. and CNHI. Exor N.V. received 73,606,222 of FCA common shares in connection with the conversion of the Mandatory Convertible Securities into FCA common shares on December 16, 2016 (Note 27, Equity). Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Group. In addition, members of the FCA Board of Directors, Board of Statutory Auditors (through the date of the Merger) and executives with strategic responsibilities and certain members of their families are also considered related parties.
Transactions carried out by the Group with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:

•	the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;

•	the sale of automotive lighting and automotive components to Ferrari N.V.;

•	transactions related to the display of FCA brand names on Ferrari N.V. Formula 1 cars;

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of light commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the purchase of vehicles, the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the GAC FCA JV;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to companies of CNHI;

•	the purchase of light commercial vehicles and passenger cars from the joint venture Tofas; and

•	the purchase of commercial vehicles under contract manufacturing agreement from companies of CNHI.
The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement.
The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31
	2016				2015				2014
	Net Revenues	Cost of revenues	Selling, general and other costs	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs	Net Financial expenses
	(€ million)
Tofas	€1,536	€2,811	€3	€—	€1,533	€1,611	€—	€—	€1,247	€1,189	€1	€—
Sevel S.p.A.	381	—	5	—	311	—	4	—	274	—	4	—
FCA Bank	1,571	18	(21)	(39)	1,447	14	9	30	276	10	7	29
GAC FCA JV	683	—	(82)	—	252	—	—	—	153	—	—	—
Fiat India Automobiles Limited	23	1	(1)	1	15	4	—	—	17	—	—	—
Other	36	5	(3)	—	29	22	—	—	18	22	—	—
Total joint arrangements	4,230	2,835	(99)	(38)	3,587	1,651	13	30	1,985	1,221	12	29
Total associates	91	47	—	—	143	14	6	—	102	2	6	—
CNHI	543	422	3	—	564	431	—	—	602	492	—	—
Ferrari N.V.	81	246	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Directors, Statutory Auditors and Key Management	—	—	143	—	—	—	132	—	—	—	89	—
Other	—	—	26	—	—	1	17	—	—	4	20	—
Total CNHI, Ferrari, Directors and other	624	668	172	—	564	432	149	—	602	496	109	—
Total unconsolidated subsidiaries	57	7	8	(1)	79	13	8	(1)	52	7	21	1
Total transactions with related parties	€5,002	€3,557	€81	€(39)	€4,373	€2,110	€176	€29	€2,741	€1,726	€148	€30

Total for the Group	€111,018	€95,295	€7,568	€2,016	€110,595	€97,620	€7,576	€2,366	€93,640	€81,592	€6,973	€2,051

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31
	2016					2015
	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt
	(€ million)
Tofas	€28	€298	€52	€—	€—	€31	€157	€—	€—	€—
FCA Bank	201	248	108	169	18	128	218	117	133	49
GAC FCA JV	121	2	4	—	—	147	3	61	—	—
Sevel S.p.A.	33	—	4	—	8	29	—	5	—	4
Fiat India Automobiles Limited	2	—	—	—	—	1	—	—	—	—
Other	25	4	—	—	—	26	2	—	—	—
Total joint arrangements	410	552	168	169	26	362	380	183	133	53
Total associates	30	18	18	—	—	62	24	21	—	—
CNHI	80	82	15	—	4	79	76	6	—	—
Ferrari N.V.	25	75	—	—	—	n/a	n/a	n/a	n/a	n/a
Other	—	2	—	—	—	—	2	—	—	—
Total CNHI, Ferrari N.V. and other	105	159	15	—	4	79	78	6	—	—
Total unconsolidated subsidiaries	84	9	1	—	25	107	18	1	—	14
Total originating from related parties	€629	€738	€202	€169	€55	€610	€500	€211	€133	€67

Total for the Group	€7,854	€22,655	€11,412	€410	€23,638	€7,060	€21,465	€10,930	€206	€27,580
Commitments and Guarantees pledged in favor of related parties
As of December 31, 2016, the Group had guarantees of €2 million on debt related to the Group's joint ventures (€4 million at December 31, 2015).
As of December 31, 2016, the Group had a take or pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2017	€306
2018	€334
2019	€257
2020	€251
2021	€230
2022 and thereafter	€155
The Group's commitments for investments in joint ventures as of December 31, 2015 of €101 million included our commitment for contributions to the GAC FCA JV (refer to Note 25, Guarantees granted, commitments and contingent liabilities).

Compensation to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	Years ended December 31
	2016	2015	2014
	(€ thousand)
Directors (1)	€39,329	€38,488	€14,305
Statutory auditors of Fiat	—	—	186
Total Compensation	€39,329	€38,488	€14,491
_________________________
(1) This amount includes the notional compensation cost arising from long-term share-based compensation granted to the Chief Executive Officer and share-based compensation to non-executive Directors.
Refer to Note 18, Share-based compensation, for information related to the special recognition award granted to the Chief Executive Officer on April 16, 2015 and the PSU and RSU awards granted to certain key employees.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €103 million for 2016 (€65 million in 2015 and €23 million in 2014), which includes, in addition to base compensation,:

•
an amount of approximately €73 million in 2016 (approximately €38 million in 2015 and approximately €2 million in 2014) for share-based compensation expense, which increased primarily due to the grant of the PSU and RSU awards in 2015;

•	an amount of approximately €8 million in 2016 (approximately €8 million in 2015 and approximately €9 million in 2014) for short-term employee benefits;

•	an amount of €6 million in 2016 (€3 million in 2015 and €2 million in 2014) for pension and similar benefits;
In 2014, the Chief Executive Officer received a cash award of €24.7 million and was assigned a €12 million post-mandate award as recognition that he was instrumental in major strategic and financial accomplishments for the Group. Most notably, through his vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders and stakeholders.
In 2014, Ferrari S.p.A. recorded a cost of €15 million in connection with the resignation of Mr. Luca Cordero di Montezemolo as Chairman of Ferrari S.p.A., former Director of Fiat.
25. Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2016, the Group had pledged guarantees on the debt or commitments of third parties totaling €8 million (€19 million at December 31, 2015), as well as guarantees of €2 million on related party debt (€4 million at December 31, 2015).
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

The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, nonrefundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2016, €90 million (U.S.$95 million) remained in deferred revenue.
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
Other repurchase obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, FCA Mexico is required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. In December 2015, FCA Mexico entered into a ten-year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of financial wholesale and retail financial services to FCA Mexico's dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
At December 31, 2016, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €216 million (U.S.$228 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2016, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.
Arrangements with key suppliers
From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2016 were as follows:

(€ million)
2017	€956
2018	€894
2019	€499
2020	€437
2021	€326
2022 and thereafter	€191

Operating lease contracts
The Group has operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. The following table summarizes the total future minimum lease payments under non-cancellable lease contracts:

	At December 31, 2016
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease agreements	€274	€418	€271	€411	€1,374
During 2016, the Group recognized lease payments expense of €339 million (€246 million in 2015 and €195 million in 2014).
Other commitments, arrangements and contractual rights
GAC FCA JV
During the year ended December 31, 2015, the Group committed to contributing a total 1.3 billion Renminbi (“RMB”) (approximately €186 million) to the GAC FCA JV, which began localizing the production of Jeep vehicles for the Chinese market, of which RMB 700 million (approximately €100 million) was contributed in October 2015 and the remaining amount of RMB 600 million (approximately €82 million) was contributed in April 2016. A total of €171 million was contributed during the year ended December 31, 2015.
UAW Labor Agreement
In October 2015, FCA US and the UAW agreed to a new four-year national collective bargaining agreement, which will expire in September 2019. The provisions of the new agreement continue certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement closes the pay gap between “Traditional” and “In-progression” employees over an eight-year period and will continue to provide UAW-represented employees with a simplified adjusted profit sharing plan. The adjusted profit sharing plan will be effective for the 2016 plan year and is directly aligned with NAFTA profitability. The agreement includes lump-sum payments in lieu of further wage increases of primarily U.S.$4,000 for “Traditional” employees and U.S.$3,000 for “In-progression” employees totaling approximately U.S.$141 million (€127 million) that was paid to UAW members on November 6, 2015. These payments are being amortized ratably over the four-year labor agreement period.
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
The compensation arrangement was effective retrospectively from January 1, 2015 through to December 31, 2018 and incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two variable additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and the plant’s World Class Manufacturing audit status, and

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

A total of €117 million and €115 million was recorded as an expense for the compensation agreement for the years ended December 31, 2016 and 2015, respectively.
Canada labor agreement
FCA entered into a new four-year labor agreement with Unifor in Canada that was ratified on October 16, 2016. The terms of this agreement provide a two percent wage increase in the first and fourth years of the agreement for employees hired prior to September 24, 2012 and will continue to close the pay gap for employees hired on or after September 24, 2012 by revising a ten-year progressive pay scale plan. The agreement includes a lump sum payment in lieu of further wage increases of 6,000 Canadian dollars (“CAD$”) per employee totaling approximately CAD$55 million (approximately €38 million) that was paid to Unifor members on November 4, 2016. These payments will be amortized ratably over the four-year labor agreement period. The new agreement expires September 2020.
Mercurio
As a result of the merger between Itedi and GELE being highly probable and Itedi being classified as held for sale at December 31, 2016, the put option that was granted by the Group to Mercurio in January 2015 was deemed to be substantially canceled (Note 3, Scope of consolidation).
Sevel S.p.A.
As part of the Sevel cooperation agreement with Peugeot-Citroen SA (“PSA”), the Group is party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group will have the right to acquire the residual interest in the joint operation Sevel with effect from December 31, 2017.
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €170 million and a total of €50 million has been recognized within Provisions related to these obligations as of December 31, 2016 and 2015. The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Takata airbag inflators
On November 3, 2015, NHTSA issued the Takata Consent Order regarding Takata passenger airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”) that were installed in other original equipment manufacturers' vehicles.  On May 4, 2016, NHTSA published an amendment to the original Takata Consent Order. This amendment expanded the scope of the original consent order to include 7.6 million additional units of non-desiccated PSAN airbag inflators, of which approximately 2 million inflator units are deferred and are not yet subject to recall. In compliance with the amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a Defect Incident Report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators defective. As a result, FCA US has announced a recall of vehicles, assembled in NAFTA, related to the May 16, 2016 DIR, which represents approximately 5.6 million inflator units. We are also analyzing approximately 1.5 million units of non-desiccated PSAN airbag inflators included in our vehicles assembled in other jurisdictions.  These vehicles have not been recalled and no costs have been accrued.  We do not anticipate the cost associated with any potential recall would be material to the Group. Considering the estimated cost of the recall and the estimated participation rate of the recalls taking into account the age of the vehicles involved, we recognized €414 million within Cost of revenues for the year ended December 31, 2016. The charges reflect our assumptions on participation rate based on the Group's historical experience and industry data. If our actual experience differs from our historical experience or industry data, this could result in an adjustment to the warranty provision in the future. We continue to assess the condition and performance of airbag inflators supplied by Takata. While there have not been any known issues relating to the unrecalled units, as additional information, data and analysis become available and we continue discussions with our regulators, the number of inflator units that may become subject to recalls could be expanded.  Any liability for the estimated cost for future recalls would be recognized in the period in which a recall becomes probable.
Litigation
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On July 18, 2016, FCA confirmed that the U.S. Securities and Exchange Commission is conducting an investigation into FCA’s reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice. FCA is cooperating with these investigations, however their outcome is uncertain and cannot be predicted at this time. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
We are also aware of two putative securities class action lawsuits pending against us in the U.S. District Court for the Eastern District of Michigan alleging material misstatements with regard to our reporting of vehicle unit sales to end consumers in the U.S. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. (“the Court”), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€141 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€38 million).
FCA US believes the jury verdict was not supported by the evidence or the law and appealed the Court’s verdict. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle’s fuel system is not defective.
On November 15, 2016, the Georgia Court of Appeals affirmed the Court’s verdict and judgment of U.S.$40 million (€38 million). On December 23, 2016, FCA US filed a petition with the Georgia Supreme Court. While a decision by the Georgia Supreme Court could affirm the judgment, FCA US is seeking an order from the Georgia Supreme Court to instead overturn the verdict, order a new trial, or further modify the amount of the judgment. We do not believe a loss, if any, will exceed the amount of the current judgment and believe it is more likely that a loss, if any, will be less than the current judgment and will be covered by our existing provisions.
Other

Government and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of recent regulatory actions related to diesel emissions involving a number of automakers. We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with inquiries from several European Union member state agencies.

In particular, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union. We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported  test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. The German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA, then requested a mediation with the MIT under European Commission rules to resolve the differences. That mediation is ongoing. In addition, the French Ministry of Economy announced on February 7, 2017 that the French Consumer Protection Agency has requested the French public prosecutor to conduct a further investigation regarding whether the sale of our diesel vehicles violated French consumer protection laws, as it has done for other automakers’ diesel vehicles. The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities may lead to further enforcement actions as well as obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.

On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board (“CARB”) each issued a notice of violation (“NOV”) alleging that FCA US failed to disclose certain emissions control strategies in its application for certificates to permit the sale of model year 2014-2016 Jeep Grand Cherokee and Ram 1500 diesel vehicles. Approximately 104,000 of these vehicles were sold in the United States, of which approximately 14,000 were sold in California. The NOVs also state that the EPA and CARB are continuing to investigate whether any of these emissions control strategies are properly justified under the applicable regulations or constitute a “defeat device” as defined in the Clean Air Act.

We have cooperated fully with the EPA, CARB and with other governmental authorities when jurisdictionally appropriate both prior to and following the issuance of the NOVs. Further, we intend to continue to cooperate with the EPA, CARB and other government authorities to present our case as we seek to resolve this matter fairly and equitably, and to assure the agencies and our customers that the company’s diesel-powered vehicles meet applicable regulatory requirements and do not include defeat devices.

If we are found to have violated any of the provisions of the Clean Air Act, we could be subject to penalties imposed by the EPA and CARB as well as other government authorities. EPA employs a civil penalty policy that takes into account cooperation and the degree to which emissions standards are exceeded, which we believe should reduce substantially any penalty the agencies may seek to impose from the statutory maximum, which could be up to U.S.$44,539 (€42,257) for each vehicle for which there is found to be a violation.

Following the issuance of the NOVs, a number of civil lawsuits have been filed. We have also received various inquiries, subpoenas and requests for information from a number of governmental authorities, including the U.S. Department of Justice, the SEC and several states’ attorneys general. We are investigating these matters and we intend to cooperate with all valid governmental requests.

We are currently unable to predict the outcome of any proceeding or investigation arising out of the NOVs or any related proceedings or investigation nor can we estimate a range of reasonably possible losses for the lawsuits and investigations because these matters involve significant uncertainties at these stages. Such investigations could result in the imposition of damages, fines or civil and criminal penalties. It is possible that the resolution of these matters could have a material adverse effect on our financial position, results of operations or cash flows and may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles.

26. Venezuela Currency Regulations and Devaluation
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, the SIMADI exchange rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 Venezuelan Bolivar (“VEF”) to U.S. Dollar for individuals and entities in the private sector. In February 2015, the Venezuelan government also announced that the Supplementary Foreign Currency Administration System (“SICAD I”) and the additional auction-based foreign exchange system introduced by the Venezuelan government in March 2014 (“SICAD II”) would be merged into the SICAD, a single exchange system, with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar and as such, it was deemed the appropriate rate to use to convert our VEF denominated monetary assets and liabilities to U.S. Dollar for the first quarter 2015.
At June 30, 2015, the Group had adopted the SIMADI exchange rate, and, as a result recorded a re-measurement charge on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela of €53 million using an exchange rate of 197.3 VEF per U.S. Dollar. In addition to the re-measurement charge, we recorded a €27 million charge for the write-down of inventory in Venezuela to the lower of cost or net realizable value, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. At December 31, 2015, the SIMADI exchange rate of 199 VEF per U.S. Dollar did not result in the recording of any additional material charges. The total charge of €80 million was recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015.
On March 10, 2016, the Venezuelan government modified its foreign currency exchange systems with the enactment of Exchange Agreement No. 35, which included the devaluation of its official exchange rate. Venezuela’s official exchange rate, CENCOEX, was replaced with DIPRO, which is only available for purchases and sales of essential items, such as food and medicine. In addition, the official exchange rate was also devalued from 6.3 VEF to 10 VEF per U.S. Dollar and the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, or SICAD, was terminated. The SIMADI exchange rate was replaced with the “floating” Sistema de Divisa Complementaria, or the “DICOM” exchange rate, which is available for all transactions not subject to the DIPRO exchange rate. Unlike the SICAD, the government, the state-owned oil enterprise PDVSA and foreign investors can inject funds into the new system.
In 2016, the DICOM exchange rate was used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollars. At December 31, 2016, the DICOM exchange rate of 674 VEF per U.S. Dollar and total re-measurement charges, including the devaluation and the write-down of SICAD receivables, of €19 million were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016.
A total of €98 million related to the devaluation of the VEF exchange rate relative to the U.S. Dollar and the re-measurement of our VEF denominated net monetary assets was recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2014.
We continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. As of December 31, 2016, we continue to control and therefore consolidate our Venezuelan operations. Due to the political uncertainties in Venezuela, it is possible that we could lose the ability to control our Venezuelan operations.  Loss of control and deconsolidation of our Venezuelan operations, would result in a pre-tax charge of approximately €87 million based on the carrying amount of the net assets as of December 31, 2016.
27. Equity
Share capital
At December 31, 2016, fully paid-up share capital of FCA amounted to €19 million (€17 million at December 31, 2015) and consisted of 1,527,965,719 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,288,956,011 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2015).

The following table summarizes the changes during the year ended December 31, 2016 for the number of outstanding common shares and special voting shares of FCA:

	Common Shares	Special Voting Shares	Total
Balance at January 1, 2016	1,288,956,011	408,941,767	1,697,897,778
Shares issued to Non-Executive Directors (compensation)	163,333	—	163,333
Conversion of Mandatory Convertible Securities	238,846,375	—	238,846,375
Balance at December 31, 2016	1,527,965,719	408,941,767	1,936,907,486
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
Mandatory Convertible Securities
In December 2014, FCA issued an aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”), which pay cash coupons at a rate of 7.875 percent per annum. The Mandatory Convertible Securities were accounted for as a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments. Net proceeds of U.S.$2,814 million (€2,245 million at date of issuance), consisting of gross proceeds of U.S.$2,875 million (€2,293 million) less total transaction costs of U.S.$61 million (€48 million) directly related to the issuance, were received in connection with the issuance of the Mandatory Convertible Securities. The fair value amount determined for the financial liability component for the coupon payments at issuance was U.S.$419 million (€335 million), which was calculated as the present value of the coupon payments due, less allocated transaction costs of U.S.$9 million (€7 million) that were accounted for as a debt discount. The remaining net proceeds of U.S.$2,395 million (€1,910 million) (including allocated transaction costs of U.S.$52 million (€41 million) were recognized within equity reserves.
The Mandatory Convertible Securities were convertible into common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus, as follows:

•	Maximum Conversion Rate: 262,895,750(1) shares if the AMV ≤ Initial Price (U.S.$7.0829(2)), in aggregate the Maximum Number of Shares

•	A number of shares equivalent to the value of U.S.$64.7675(3) (i.e., U.S.$64.7675(3) / AMV), if Initial Price (U.S.$7.0829(2)) ≤ the AMV ≤ Threshold Appreciation Price (U.S.$8.3224(4))

•	Minimum Conversion Rate: 223,741,125(5) shares if the AMV ≥ Threshold Appreciation Price (U.S.$8.3224(4)), in aggregate the Minimum Number of Shares
On December 15, 2016, each U.S.$100 notional amount of the Mandatory Convertible Securities was converted to 8.3077 of FCA's common shares based upon the average volume weighted average prices of FCA common shares on the New York Stock Exchange during the 20 consecutive trading day period beginning November 14, 2016 and ending on December 12, 2016 (inclusive), which resulted in a total of 238,846,375 FCA common shares that were issued.

________________________
(1) Effective May 13, 2016, the maximum number of shares was adjusted from 261,363,375 to 262,895,750 as a result of the distribution of the Group's investment in RCS
(2) Effective January 15, 2016, Initial price was adjusted from U.S.$11.00 to U.S.$7.1244 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, Initial price was subsequently adjusted from U.S.$7.1244 to U.S.$7.0829 as a result of the distribution of the Group's investment in RCS
(3) Effective January 15, 2016, Stated amount was adjusted from U.S.$100.00 to U.S.$64.7675 as a result of the spin-off of Ferrari N.V.
(4) Effective January 15, 2016, Threshold appreciation price was adjusted from U.S.$12.9250 to U.S.$8.3712 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, was subsequently adjusted from U.S.$8.3712 to U.S.$8.3224 as a result of the distribution of the Group's investment in RCS
(5) Effective May 13, 2016, the minimum number of shares was adjusted from 222,435,875 to 2223,741,125 as a result of the distribution of the Group's investment in RCS

Other reserves:

•
legal reserve of €10,866 million at December 31, 2016 (€11,744 million at December 31, 2015) that was determined in accordance to the Dutch law and mainly refers to capitalized development expenditures by subsidiaries and their earnings subject to certain restrictions on distributions to FCA. At December 31, 2015, the legal reserve included the reserve for the equity component of the Mandatory Convertible Securities of €1,910 million, which were converted into FCA common shares on December 15, 2016, as described above. Pursuant to Dutch law, limitations exist relating to the distribution of shareholders' equity up to the total amount of the legal reserve;

•	capital reserves amounting to €5,766 million at December 31, 2016 (€3,805 million at December 31, 2015);

•	retained earnings, that after separation of the legal reserve, are negative €1,356 million (negative €533 million at December 31, 2015); and

•	profit attributable to owners of the parent of €1,803 million for the year ended December 31, 2016 (€334 million for the year ended December 31, 2015).
Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31
	2016	2015	2014
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on re-measurement of defined benefit plans	€584	€679	€(327)
Shares of (losses) on re-measurement of defined benefit plans for equity method investees	(5)	(2)	(4)
Items relating to discontinued operations	—	4	(6)
Total Items that will not be reclassified to the Consolidated Income Statement (B1)	579	681	(337)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	(54)	63	(251)
Gains/(Losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	(195)	123	107
Total Gains/(losses) on cash flow hedging instruments	(249)	186	(144)
Gains/(Losses) on available-for-sale financial assets	15	11	(24)
Exchange gains on translating foreign operations	458	1,002	1,323
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(97)	(18)	35
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(25)	1	16
Total Share of Other comprehensive (loss)/income for equity method investees	(122)	(17)	51
Items relating to discontinued operations	—	21	(121)

Total Items that may be reclassified to the Consolidated Income Statement (B2)	102	1,203	1,085

Total Other comprehensive income (B1)+(B2)=(B)	681	1,884	748
Tax effect	(192)	(249)	54
Tax effect - discontinued operations	—	(4)	48
Total Other comprehensive income, net of tax	€489	€1,631	€850

With reference to the defined benefit plans, the gains and losses arising from the re-measurement mainly include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated Income Statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related net liabilities or assets for defined benefit plans (Note 19, Employee benefits liabilities).
The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31
	2016			2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(Losses) on re-measurement of defined benefit plans	€584	€(261)	€323	€679	€(201)	€478	€(327)	€28	€(299)
Gains/(Losses) on cash flow hedging instruments	(249)	69	(180)	186	(48)	138	(144)	26	(118)
Gains/(Losses) on available- for-sale financial assets	15	—	15	11	—	11	(24)	—	(24)
Exchange gains/(losses) on translating foreign operations	458	—	458	1,002	—	1,002	1,323	—	1,323
Share of Other comprehensive income/(loss) for equity method investees	(127)	—	(127)	(19)	—	(19)	47	—	47
Items relating to discontinued operations	—	—	—	25	(4)	21	(127)	48	(79)
Total Other comprehensive income	€681	€(192)	€489	€1,884	€(253)	€1,631	€748	€102	€850
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
The Group constantly monitors the ratio between debt and equity, particularly the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the Group continues to aim for improvement in the profitability of its operations. Furthermore, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to FCA shareholders at a general meeting of FCA shareholders to reduce or increase share capital or, where permitted by law, to distribute reserves. The Group may also make purchases of treasury shares, without exceeding the limits authorized at a general meeting of FCA shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Group's rating.
For 2016, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s business plan.

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
28. Earnings per share
Basic earnings per share
The basic earnings per share for the years ended December 31, 2016, 2015 and 2014 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. For the year ended December 31, 2016, the weighted average number of shares outstanding included the 238,846,375 shares from the conversion of the Mandatory Convertible Securities into FCA common shares in December 2016 (Note 27, Equity). For the year ended December 31, 2015, the weighted average number of shares outstanding included the minimum number of ordinary shares to be converted from the Mandatory Convertible Securities.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31
		2016	2015	2014
Net profit attributable to owners of the parent	million	€1,803	€334	€568
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Basic earnings per share	€	€1.192	€0.221	€0.465

		Years ended December 31
		2016	2015	2014
Net profit from continuing operations attributable to owners of the parent	million	€1,803	€83	€327
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Basic earnings per share from continuing operations	€	€1.192	€0.055	€0.268

		Years ended December 31
		2016	2015	2014
Net profit from discontinued operations attributable to owners of the parent	million	€—	€251	€241
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Basic earnings per share from discontinued operations	€	€—	€0.166	€0.197
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2016 and 2015 (Note 18, Share-based compensation) as determined using the treasury stock method. For the year ended December 31, 2014, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect that would arise if all the share-based payment plans were exercised.

For the year ended December 31, 2015, the weighted average number of shares outstanding was also increased to take into consideration the theoretical effect that would arise if the shares related to the Mandatory Convertible Securities (Note 27, Equity) were issued. Based on FCA's share price, the minimum number of shares would have been issued had the Mandatory Convertible Securities been converted at December 31, 2015.  As such, there was no difference between the basic and diluted earnings per share for the year ended December 31, 2015 in respect of the Mandatory Convertible Securities.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the periods presented.
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31
		2016	2015	2014
Net profit attributable to owners of the parent	million	€1,803	€334	€568
Weighted average number of shares outstanding	thousand	1,513,019	1,510,555	1,222,346
Number of shares deployable for share-based compensation	thousand	13,357	3,452	11,204
Dilutive effect of Mandatory Convertible Securities	thousand	—	—	547
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,526,376	1,514,007	1,234,097
Diluted earnings per share	€	€1.181	€0.221	€0.460

		Years ended December 31
		2016	2015	2014
Net profit from continuing operations attributable to owners of the parent	million	€1,803	€83	€327
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,526,376	1,514,007	1,234,097
Diluted earnings per share from continuing operations	€	€1.181	€0.055	€0.265

		Years ended December 31
		2016	2015	2014
Net profit from discontinued operations attributable to owners of the parent	million	€—	€251	€241
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,526,376	1,514,007	1,234,097
Diluted earnings per share from discontinued operations	€	€—	€0.166	€0.195
29. Segment reporting
Reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, as defined under IFRS 8 – Operating Segments, for making strategic decisions and allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments, or whose information is considered useful for the users of the financial statements. The Group's reportable segments include four regional mass-market vehicle operating segments (NAFTA, LATAM, APAC and EMEA), the Maserati global luxury brand operating segment and a global Components operating segment, which are described as follows:

•
NAFTA designs, engineers, develops, manufactures and distributes vehicles. NAFTA mainly earns its revenues from the sale of vehicles under the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brand names and from sales of the related parts and accessories in the United States, Canada, Mexico and Caribbean islands.

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

•
EMEA designs, engineers, develops, manufactures and distributes vehicles. EMEA mainly earns its revenues from the sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth, Jeep and Fiat Professional brand names, the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of the Chrysler, Dodge and Ram brand vehicles in these areas. In addition, the segment provides financial services related to the sale of cars and light commercial vehicles in Europe, primarily through the FCA Bank joint venture and Fidis S.p.A., a fully owned captive finance company that is mainly involved in the factoring business.

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

Transactions among the mass-market vehicle segments generally are presented on a “where-sold” basis, which reflects the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and include revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. In addition, Unallocated items and eliminations include consolidation adjustments, eliminations, as well as costs related to the launch of the Alfa Romeo Giulia platform which were not allocated to the mass-market vehicle segments due to the limited number of shipments. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided.

The following tables summarize selected financial information by segment for the years ended December 31, 2016, 2015 and 2014:

	Mass-Market Vehicles
2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€69,094		€6,197		€3,662		€21,860		€3,479		€9,659		€779		€(3,712)	€111,018
Revenues from transactions with other segments	(40)		(42)		(24)		(148)		(10)		(3,030)		(418)		3,712		—
Revenues from third party customers		€69,054		€6,155		€3,638		€21,712		€3,469		€6,629		€361		€—	€111,018

Net profit from continuing operations																	€1,814
Tax expense																	€1,292
Net financial expenses																	€2,016
Adjustments:
Recall campaigns - airbag inflators (1)		€414	€		€		€		€		€		€		€		€414
Costs for recall, net of supplier recoveries - contested with supplier(2)		€132	€		€		€		€		€		€		€		€132
NAFTA capacity realignment (3)		€156	€		€		€		€		€		€		€		€156
Tianjin (China) port explosions, net of insurance recoveries (4)	€		€			€(55)	€		€		€		€		€		€(55)
Currency devaluation	€			€19	€		€		€		€		€		€		€19
Restructuring costs/(reversal)(5)		€(10)		€68	€			€5	€			€25	€		€		€88
Impairment expense (6)	€			€52		€109		€7	€			€49		€8	€		€225
Gains on the disposal of investments	€		€		€		€		€			€(8)		€(5)	€		€(13)
Other		€(25)		€3		€(10)		€—		€—		€—		€—		€—	€(32)
Adjusted EBIT		€5,133		€5		€105		€540		€339		€445		€(244)		€(267)	€6,056

Share of profit of equity method investees		€2		€—		€30		€272		€—		€6		€2		€1	€313
_________________________
(1) Refer to Note 20, Provisions and Note 25, Guarantees granted, commitments and contingent liabilities; (2) Refer to Note 20, Provisions; (3) Refer to Note 22, Other liabilities and Tax payables; (4) Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin in August 2015 are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT.  Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT.  Through December 31, 2016, no significant insurance recoveries related to Tianjin have been recognized in Adjusted EBIT; (5) Restructuring costs within LATAM and Components primarily relate to cost reduction initiatives to right-size to market volume in Brazil;(6) Refer to Note 11, Property plant and equipment and Note 5, Research and development costs.

	Mass-Market Vehicles
2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€69,992		€6,431		€4,885		€20,350		€2,411		€9,770		€844		€(4,088)	€110,595
Revenues from transactions with other segments	(1)		(194)		(25)		(304)		(13)		(3,095)		(456)		4,088		—
Revenues from third party customers		€69,991		€6,237		€4,860		€20,046		€2,398		€6,675		€388		€—	€110,595

Net profit from continuing operations																	€93
Tax expense																	€166
Net financial expenses																	€2,366
Adjustments:
Change in estimate for future recall campaign costs (1)		€761	€		€		€		€		€		€		€		€761
Tianjin (China) port explosions(2)	€		€			€142	€		€		€		€		€		€142
NAFTA capacity realignment (3)		€834	€		€		€		€		€		€		€		€834
Currency devaluations (4)	€			€163	€		€		€		€		€		€		€163
NHTSA Consent Order and amendment (5)		€144	€		€		€		€		€		€		€		€144
Impairment expense	€			€16		€22		€46		€3		€20	€			€11	€118
Restructuring costs/(reversal)		€(11)		€40	€		€		€			€23		€2		€(1)	€53
Other		€(97)	€			€41		€1	€			€8		€(1)		€2	€(46)
Adjusted EBIT		€4,450		€(87)		€52		€213		€105		€395		€(150)		€(184)	€4,794

Share of profit of equity method investees		€3		€—		€(78)		€219		€—		€(2)		€(12)		€—	€130
________________________
(1) Amount represents the change in estimate for estimated future recall campaign costs for the U.S. and Canada recognized within Cost of revenues - refer to Note 20, Provisions; (2) Amount relates to the write-down of inventory (€53 million) and incremental incentives (€89 million) for vehicles affected by the explosions at the Port of Tianjin in August 2015; (3) Amount represents costs from implementation of plan to realign existing NAFTA capacity - comprised of €422 million for asset impairments, €236 million for payment of supplemental unemployment benefits due to extended downtime at certain plants and €176 million for write off of capitalized development expenditures with no future benefit; (4) €80 million was due to adoption of SIMADI exchange rate at June 30, 2015 (refer to Note 26, Venezuela currency regulations and devaluations, and €83 million was due to the devaluation of the Argentinean Peso resulting from changes in monetary policy; (5) Refer to Note 20, Provisions

	Mass-Market Vehicles
2014	NAFTA		LATAM		APAC		EMEA	Maserati		Components	Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€52,452		€8,629		€6,259	€18,020		€2,767	€8,619		€831		€(3,937)	€93,640
Revenues from transactions with other segments	(271)		(100)		(10)		(587)	(7)		(2,526)	(436)		3,937		—
Revenues from third party customers		€52,181		€8,529		€6,249	€17,433		€2,760	€6,093		€395		€—	€93,640

Net profit from continuing operations															€359
Tax expense															€424
Net financial expenses															€2,051
Adjustments:
Currency devaluations (1)	€			€98	€		€	€		€	€		€		€98
(Gains)/Losses on the disposal of investments	€			€(8)	€		€(1)	€		€1		€(4)	€		€(12)
Impairment expense (2)		€28	€			€4	€72	€		€5		€5		€1	€115
Restructuring costs/(reversal)		€(5)		€22	€		€21	€		€15		€(3)	€		€50
Other (3)		€509	€		€		€(24)	€		€4	€			€(212)	€277
Adjusted EBIT		€2,179		€289		€541	€(41)		€275	€285		€(116)		€(50)	€3,362

Share of profit of equity method investees		€1		€—		€(50)	€167		€—	€4		€(5)		€—	€117
_________________________
(1) Refer to Note 26, Venezuela currency regulations and devaluations; (2) Refer to Note 5, Research and development costs; (3) Primarily comprised of the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014 and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of FCA US
Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31
	2016	2015
	(€ million)
North America	€35,833	€33,701
Italy	12,558	11,476
Brazil	6,310	4,612
Poland	1,117	1,208
Serbia	660	772
Other countries	2,582	2,346
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	€59,060	€54,115
30. Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2016, Other non-cash items of €111 million included €225 million of impairments, which were partially offset by other amounts that were not individually material.

For the year ended December 31, 2015, Other non-cash items of €812 million mainly included (i) €713 million non-cash charges for impairments which primarily related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand and (ii) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to re-measure the net monetary assets of the Group’s Venezuelan subsidiary in U.S. Dollar (Note 26, Venezuela Currency Regulations and Devaluation) (reported, for the effect on cash and cash equivalents, within Translation exchange differences).
For the year ended December 31, 2014, Other non-cash items of €348 million mainly included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US, as described in Note 3, Scope of consolidation and (ii) €98 million re-measurement charge recognized as a result of the Group's change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (Note 26, Venezuela Currency Regulations and Devaluation) (reported, for the effect on cash and cash equivalents, within Translation differences), which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.
Operating activities
For the year ended December 31, 2016, the net increase of €1,519 million in provisions was mainly due to the increase in the warranty provision of €414 million in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, an increase in accrued sales incentives primarily related to NAFTA and EMEA, as well as estimated net costs of €132 million associated with a recall for which costs are being contested with a supplier. In addition, the €471 million increase in inventories primarily related to the increased production of new vehicle models in EMEA and the €776 million increase in trade payables mainly related to increased production levels in EMEA, which was partially offset by reduced activity in LATAM and the effect of localized Jeep production in China. Furthermore, changes in other payables and receivables of €295 million primarily reflected the net payment of taxes and deferred expenses.
For the year ended December 31, 2015, the net increase of €3,206 million in provisions mainly related to an increase in the warranty provision, which included the change in estimate for future recall campaign costs in NAFTA, and higher accrued sales incentives primarily related to increased sales volumes in NAFTA. In addition, the €958 million increase in inventories reflected the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers and the €1,571 million increase in trade payables mainly related to increased production levels in EMEA. Furthermore, change in other payables and receivables of €580 million primarily reflected the net payment of taxes and deferred expenses.
For the year ended December 31, 2014, the net increase of €1,169 million in provisions mainly related to a €959 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA, and a €210 million increase in employee benefits mainly related to U.S. and Canada pension plans as the impact of lower discount rates was not fully offset by the higher return on assets. In addition, the €821 million increase in inventory mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati, and the €1,470 million increase in trade payables mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.
Financing activities
For the year ended December 31, 2016, net cash used in financing activities was €5,127 million and was primarily the result of the (i) repayment of other long-term debt for a total of €4,618 million, which included (a) the voluntary prepayments of principal of the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion), as described in Note 21, Debt, (b) the payment of the financial liability related to the Mandatory Convertible Securities of €213 million upon their conversion to FCA shares and (c) repayments at maturity of other long-term debt of €2,605 million primarily in Brazil, as well as (ii) the repayment at maturity of three notes issued under the GMTN Programme, two of which were for an aggregate principal amount of €2,000 million and one for a principal amount of CHF 400 million (€373 million) as described in Note 21, Debt, which were partially offset by (iii) the issuance of a new note under the GMTN Programme for a principal amount of €1,250 million and (iv) proceeds from other long-term debt for a total of €1,342 million, which included the proceeds from the €250 million loan entered into with the EIB in December 2016 as described in Note 21, Debt.
For the year ended December 31, 2015, net cash used in financing activities was €3,128 million and was primarily the result of (i) the prepayment of the FCA US Secured Senior Notes and the repayment at maturity of two notes issued under the GMTN Programme for a total of €7,241 million as described in Note 21, Debt, (ii) the repayment of other long-term debt for a total of €4,412 million, which were partially offset by (iii) net proceeds of €866 million from the Ferrari IPO as described in Note 3, Scope of consolidation, (iv) proceeds from the issuance of the Notes by FCA for a total of €2,840 million as described in Note 21, Debt, (v) €3,061 million provided by other long-term borrowings and (vi) net proceeds from the €2.0 billion Ferrari Bridge Loan and Ferrari Term Loan, which are reflected within cash flows used in financing activities - discontinued operations in the Consolidated Statement of Cash Flows.
For the year ended December 31, 2014, net cash from financing activities was €2,137 million and was primarily the result of (i) the net proceeds from the issuance of the Mandatory Convertible Securities as described in more detail in Note 27, (ii) the proceeds from note issuances and new other long-term debt as discussed in Note 21, Debt, which were partially offset by (iii) the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US (see Note 3, Scope of consolidation), (iv) the repayment of other long-term borrowings for a total of €5,834 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of other long-term debt primarily in Brazil, (v) the repayment at maturity of notes issued under the GMTN Programme, as discussed in Note 21, Debt, and (vi) the net cash disbursement in connection with the Merger (see Note 1, Principal activities).
During the year December 31, 2016, the Group paid interest of €1,676 million and received interest of €370 million. During the years ended December 31, 2015 and 2014, the Group, including Ferrari, paid interest of €2,087 million and €2,054 million and received interest of €469 million and €441 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the year ended December 31, 2016, the Group made income tax payments, net of refunds, totaling €622 million. During the years ended December 31, 2015 and 2014, the Group, including Ferrari, made income tax payments, net of refunds, totaling €664 million and €542 million, respectively.
31. Qualitative and quantitative information on financial risks
The Group is exposed to the following financial risks connected with its operations:

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
Financial instruments held by the funds that manage pension plan assets are not included in this analysis (refer to Note 19, Employee benefits liabilities).

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
The maximum credit risk to which the Group is potentially exposed at December 31, 2016 is represented by the carrying amounts of financial assets in the financial statements and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 25, Guarantees granted, commitments and contingent liabilities.
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
Receivables from financing activities amounting to €2,578 million at December 31, 2016 (€2,006 million at December 31, 2015) contained balances totaling €4 million (€4 million at December 31, 2015), which have been written down on an individual basis. Of the remainder, balances totaling €34 million are past due by up to one month (€44 million at December 31, 2015), while balances totaling €19 million are past due by more than one month (€21 million at December 31, 2015). In the event of installment payments, even if only one installment is overdue, the entire receivable balance is classified as overdue.
Trade receivables and other receivables amounting to €5,276 million at December 31, 2016 (€5,054 million at December 31, 2015) contain balances totaling €9 million (€13 million at December 31, 2015) which have been written down on an individual basis. Of the remainder, balances totaling €228 million are past due by up to one month (€214 million at December 31, 2015), while balances totaling €228 million are past due by more than one month (€211 million at December 31, 2015).
Even though our current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market instruments that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2016 which might lead to significant risk of repayment.

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
At December 31, 2016, in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans of FCA US entered into in March 2016, the covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group were eliminated, and FCA US's cash management activities are no longer managed separately from the rest of the Group.
FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, with the replacement of the prior FCA revolving credit facilities with the new FCA RCF entered into in June 2015, FCA no longer has limitations in providing funding to FCA US. Certain notes issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US as well as certain other relevant subsidiaries, including cross-default clauses which may accelerate repayments in the event that FCA US fails to pay certain of its debt obligations.
Details of the repayment structure of the Group’s financial assets and liabilities are provided in Note 15, Trade, other receivables and tax receivables, Note 22, Other liabilities and Tax payables and in Note 21, Debt. Details of the repayment structure of derivative financial instruments are provided in Note 16, Derivative financial assets and liabilities.
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
The Group’s exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s Net profit, thereby indirectly affecting the costs and returns of financing and investing transactions.
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
The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options. In addition, in order to manage the Group’s foreign currency risk related to its investments in foreign operation, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts. Counterparties to these agreements are major financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 16, Derivative financial assets and liabilities.

Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company.

•	the principal exchange rates to which the Group is exposed are:

◦	EUR/U.S.$, relating to sales and purchases in U.S.$ made by Italian companies (primarily for Maserati and Alfa Romeo vehicles) and to sales and purchases in Euro made by FCA US;

◦	U.S.$/CAD, primarily relating to FCA Canada's sales of U.S. produced vehicles, net of FCA US sales of Canadian produced vehicles;

◦	CNY, in relation to sales in China originating from FCA US and from Italian companies (primarily for Maserati and Alfa Romeo vehicles);

◦	GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the UK, Australian, Mexican, Swiss, Argentinean and Venezuelan markets;

◦	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

◦	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan;

◦	U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
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
Certain of the Group’s companies are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China, Australia and South Africa. As the Group's reporting currency is the Euro, the income statements of those entities that have a reporting currency other than the Euro, are translated into Euro using the average exchange rate for the period. In addition, the monetary assets and liabilities of these consolidated companies are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates may lead to effects on the translated balances of revenues, costs and monetary assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these companies.
The Group monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
There have been no substantial changes in 2016 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, cross-currency interest rate and currency swaps) at December 31, 2016 resulting from a 10 percent change in the exchange rates would have been approximately €1,453 million (€1,490 million at December 31, 2015).
This analysis assumes that a hypothetical, unfavorable and instantaneous 10 percent change in exchange rates is applied in the measurement of the fair value of derivative financial instruments. Receivables, payables and future trade flows whose hedging transactions have been analyzed were not included in this analysis. It is reasonable to assume that changes in market exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
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
In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on the Group's Net profit.
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2016, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €56 million (approximately €85 million at December 31, 2015).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2016, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €30 million (€40 million at December 31, 2015).
This analysis is based on the assumption that there is an unfavorable change of 10 percent proportionate to interest rate levels across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Quantitative information on commodity price risk
The Group has entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2016, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €35 million (€40 million at December 31, 2015). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
32. Subsequent events
The Group has evaluated subsequent events through February 28, 2017, which is the date the financial statements were authorized for issuance.
In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding awards that had been granted in 2015 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017.  The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand.  The prepayment did not result in a material loss on extinguishment.