Form 20-F/A
period 2016-12-31
Fiat Chrysler Automobiles N.V.
filed 2017-03-14
CIK 1605484

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2016 of Fiat Chrysler Automobiles N.V. (“FCA”), as originally filed with the U.S. Securities and Exchange Commission on February 28, 2017 (the “Original Filing”). FCA is filing the Amendment solely to include the financial statements and related notes of FCA Bank S.p.A. (“FCA Bank”), an unconsolidated joint venture incorporated in Italy, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).
Rule 3-09 provides that if a 50 percent-or-less-owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent, separate financial statements for such 50 percent-or-less-owned person shall be filed. We own a 50 percent non-controlling interest in FCA Bank and account for FCA Bank using the equity method of accounting. FCA Bank met the significant subsidiary test described above at December 31, 2015 and for the year then ended, and did not meet the significant subsidiary test at December 31, 2016 and 2014 and for the years then ended. Financial statements at December 31, 2016 and 2014 and for the years then ended are provided for comparative purposes and are not required to be audited. The Original Filing is being amended by this Amendment to include as exhibits: (i) the FCA Bank audited financial statements at December 31, 2015 and for the year then ended, and unaudited financial statements at December 31, 2016 and 2014 and for the years then ended, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; the designation “IFRS” also includes International Accounting Standards as well as all interpretations of the IFRS Interpretations Committee, (ii) the consent of the independent auditor of FCA Bank and (iii) certifications by our Chief Executive Officer and Chief Financial Officer. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the Securities and Exchange Commission by FCA subsequent to February 28, 2017.

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

4.4	Form of 4.500% Global Security for Exchange Notes due 2020 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
4.5	Form of 5.250% Global Security for Exchange Notes due 2023 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
8.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to Annual Report on Form 20-F, filed with the SEC on February 29, 2017, File No. 001-36675)
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	Consent of Independent Registered Public Accounting Firm (filed as Exhibit 23 to Annual Report on Form 20-F, filed with the SEC on February 28, 2017, File No. 001-36675)
23.1	Consent of Independent Auditors regarding opinion in Exhibit 99.2
99.1	Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2016 and 2015
99.2	Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2015 and 2014

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT CHRYSLER AUTOMOBILES N.V.
(Registrant)

	By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Dated: March 14, 2017

2