Form 20-F
period 2017-12-31
Fiat Chrysler Automobiles N.V.
filed 2018-02-20
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
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

Giorgio Fossati
25 St. James's Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0) 20 7766 0311
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value €0.01	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,540,089,690 common shares, par value €0.01 per share, and 408,941,767 special voting shares, par value €0.01 per share.
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
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), the “Merger” or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger. References to “FCA US” refer to FCA US LLC, together with its direct and indirect subsidiaries.
Utility vehicles (“UVs”) include sport utility vehicles (“SUVs”), which are available with four-wheel drive systems that provide true off-road capabilities, and crossover utility vehicles, (“CUVs”), which are not designed for heavy off-road use. UVs can be divided among six main groups, ranging from “micro” or “A segment”, defined as UVs that are less than 3.9 meters length, to “large” or “F segment”, defined as UVs that are greater than 5.2 meters in length. Light trucks may be divided between vans (also known as light commercial vehicles, or “LCVs”), which typically are used for the transportation of goods or groups of people, and pickup trucks, which are light motor vehicles with an open-top rear cargo area.
Minivans, also known as multi-purpose vehicles (“MPVs”) typically have seating for up to eight passengers. Passenger cars include sedans, station wagons and three- and five-door hatchbacks, that may range in size from “micro” or “A segment” vehicles of less than 3.7 meters in length to “large” or “F segment” cars that are greater than 5.1 meters in length.
A vehicle is characterized as “all-new” if its vehicle platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal.
A vehicle is characterized as “significantly refreshed” if it continues its previous vehicle platform but has extensive changes or upgrades from the prior model.
Presentation of Financial and Other Data
This report includes the consolidated financial statements of the Group as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. We refer to the consolidated financial statements and the notes to the consolidated financial statements collectively as the “Consolidated Financial Statements.”
All references in this report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
The language of this report is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this report may not add due to rounding.

Market and Industry Information
In this report, we include and refer to industry and market data, including market share, ranking and other data, derived from or based upon a variety of official, non-official and internal sources, such as internal surveys and management estimates, market research, publicly available information and industry publications. Market share, ranking and other data contained in this report may also be based on our good faith estimates, our own knowledge and experience and such other sources as may be available. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, different methods used by different sources to collect, assemble, analyze or compute market data, including different definitions of vehicle segments and descriptions and other limitations and uncertainties inherent in any statistical survey of market shares or size. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that this information is reliable, we have not independently verified the data from third-party sources. In addition, we normally estimate our market share for automobiles and commercial vehicles based on registration data.
In a limited number of markets where registration data are not available, we calculate our market share based on estimates relating to sales to final customers. Such data may differ from data relating to shipments to our dealers and distributors. While we believe our internal estimates with respect to our industry are reliable, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. The market share data presented in this report represents the best estimates available from the sources indicated as of the date hereof but, in particular as they relate to market share and our future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section —Risk Factors of this report.
Forward-Looking Statements
Statements contained in this report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “target”, “objective”, “goal”, “plan”, “design”, “forecast”, “projection”, “prospects”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:

•	our ability to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•	changes in local economic and political conditions, including with regard to trade policy, the enactment of tax reforms or other changes in tax laws and regulations;

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•
various types of claims, lawsuits, governmental investigations and other contingent obligations against us, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the high level of competition in the automotive industry, which may increase due to consolidation;

•	exposure to shortfalls in our defined benefit pension plans;

•	the ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers, and associated risks related to financial services companies;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles.

•	our ability to realize anticipated benefits from joint venture arrangements;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section —Risk Factors of this report.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth selected historical consolidated financial and other data of FCA and have been derived, in part, from:

•	the Consolidated Financial Statements of FCA as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, included elsewhere in this report; and

•	the Consolidated Financial Statements of FCA for the years ended December 31, 2014 and 2013, which are not included in this report.
This data should be read in conjunction with “Presentation of Financial and Other Data” (above), Item 3D. Risk Factors, Item 5. Operating and Financial Review and the Consolidated Financial Statements and related notes included elsewhere in this report.

Consolidated Income Statement Data

	Years ended December 31
	2017		2016	2015 (1)	2014 (1)	2013 (1)
	(€ million, except per share amounts)
Net revenues		€110,934	€111,018	€110,595	€93,640	€84,530
Profit before taxes		€6,161	€3,106	€259	€783	€649
Net profit from continuing operations		€3,510	€1,814	€93	€359	€2,050
Profit from discontinued operations, net of tax	€		€—	€284	€273	€243
Net profit		€3,510	€1,814	€377	€632	€2,293
Net profit attributable to:
Owners of the parent		€3,491	€1,803	€334	€568	€1,246
Non-controlling interests		€19	€11	€43	€64	€1,047
Earnings per share from continuing operations
Basic earnings per share		€2.27	€1.19	€0.05	€0.27	€0.85
Diluted earnings per share		€2.24	€1.18	€0.05	€0.27	€0.84
Earnings per share from discontinued operations
Basic earnings per share		€—	€—	€0.17	€0.20	€0.18
Diluted earnings per share		€—	€—	€0.17	€0.20	€0.17
Earnings per share from continuing and discontinued operations
Basic earnings per share		€2.27	€1.19	€0.22	€0.47	€1.03
Diluted earnings per share		€2.24	€1.18	€0.22	€0.46	€1.01
Other Statistical Information (unaudited):

Shipments (in thousands of units)	4,423		4,482	4,602	4,601	4,345
_________________________
(1) The operating results of FCA for the years ended December 31, 2015, 2014 and 2013 exclude Ferrari following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015; Ferrari operating results were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for each of the years ended December 31, 2015, 2014 and 2013.

Consolidated Statement of Financial Position Data

	At December 31,
	2017	2016	2015 (1)	2014	2013
	(€ million, except shares issued data)
Cash and cash equivalents	€12,638	€17,318	€20,662	€22,840	€19,455
Total assets	€96,299	€104,343	€105,753	€101,149	€87,543
Debt	€17,971	€24,048	€27,786	€33,724	€30,283
Total equity	€20,987	€19,353	€16,968	€14,377	€12,913
Equity attributable to owners of the parent	€20,819	€19,168	€16,805	€14,064	€8,655
Non-controlling interests	€168	€185	€163	€313	€4,258
Share capital	€19	€19	€17	€17	€4,477
Shares issued (in thousands):
Fiat S.p.A
Ordinary	—	—	—	—	1,250,688
FCA
Common(2)	1,540,090	1,527,966	1,288,956	1,284,919	—
Special Voting (3)	408,942	408,942	408,942	408,942	—
_________________________
(1) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2014 and 2013.
(2) Book value per common share at December 31, 2017 was €13.52.
(3) Refer to Note 26, Equity, within our Consolidated Financial Statements included elsewhere in this report.

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

Period	Low	High	Average	Period End
Year Ended December 31, 2013	1.2774	1.3816	1.3281	1.3779
Year Ended December 31, 2014	1.2101	1.3927	1.3210	1.2101
Year Ended December 31, 2015	1.0524	1.2015	1.1032	1.0859
Year Ended December 31, 2016	1.0375	1.1516	1.1029	1.0552
Year Ended December 31, 2017	1.0416	1.2041	1.1396	1.2022
The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this report.

Period	Low	High
August 2017	1.1703	1.2025
September 2017	1.1747	1.2041
October 2017	1.1580	1.1847
November 2017	1.1577	1.1936
December 2017	1.1725	1.2022
January 2018	1.1922	1.2488
On February 9, 2018, the noon buying rate for U.S.$ was €1.00 = U.S.$1.2226.
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
Further, our profitability in the U.S., Canada, Mexico and Caribbean islands (“NAFTA”), a region which contributed a majority of our profit in each of the last three years, is particularly dependent on demand for our pickup trucks and larger SUVs. For example, our pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 62 percent of our total U.S. retail vehicle shipments in 2017. A shift in consumer demand away from these vehicles within the NAFTA region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability.
Our dependence within the NAFTA region on pickup trucks and larger SUVs remained high in 2017 as we continued implementation of our plan to reallocate more production capacity to these vehicle types after we ceased production in the region of compact and mid-size passenger cars in 2016. For additional information on factors affecting vehicle profitability, see Item 5. Operating and Financial Review and Trends, Uncertainties and Opportunities.
Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if our vehicle shipments decline materially we may suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of our assumptions, due to recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on our business, financial condition and results of operations.
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
In general, the automotive sector has historically been subject to highly cyclical demand and tends to reflect the overall performance of the economy, often amplifying the effects of economic trends. Given the difficulty in predicting the magnitude and duration of economic cycles, there can be no assurances as to future trends in the demand for our products in any of the markets in which we operate.
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

We are also subject to risks inherent to operating globally, including those related to:

•	exposure to local political conditions;

•	import and/or export restrictions;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments to or from subsidiaries;

•	compliance with applicable anti-corruption laws;

•	foreign investment and/or trade restrictions or requirements, foreign exchange controls and restrictions on the repatriation of funds; and

•	the introduction of more stringent laws and regulations.
We are particularly susceptible to these risks in the emerging markets where we operate, including Turkey, China, Brazil, India and Russia. Unfavorable developments in any one or a combination of these risk areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations.
For instance, in June 2016, a majority of voters in the United Kingdom voted in favor of withdrawing from the European Union in a national referendum. The terms of a UK withdrawal, commonly referred to as “Brexit”, are subject to a negotiation period that could last up to two years from March 2017 when the government of the United Kingdom formally initiated the withdrawal process, or longer if extended by mutual agreement. During this time, the government of the United Kingdom may also revoke its notification to leave the European Union. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, which is also subject to negotiation, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. Additionally, in recent years, certain member countries of the European Union have implemented austerity measures to avoid defaulting on debt repayments. If a country within the euro area were to default on its debt or withdraw from the euro currency, or, in a more extreme circumstance, the euro currency were to be dissolved entirely, the impact on markets around the world, and on the Company’s global business, could be immediate and significant.
In the United States, changes in policy positions by the current presidential administration may impact our business, in particular with respect to our production of vehicles outside the U.S. for import into the U.S., particularly from Canada, Mexico and Italy. For example, although we recently announced our intent to move production to the U.S. in 2020, our heavy-duty pickup trucks are currently assembled in Mexico and imported into the U.S. Any new policies and any steps we may take to address such new policies could have a material adverse effect on our business, financial condition and results of operations.
These developments have also introduced an elevated level of economic and policy uncertainty, which could cause financial and capital markets within and outside the U.S. and Europe to constrict, thereby negatively impacting our ability to finance our business. It also could cause a substantial dip in consumer and business confidence and spending that could negatively impact sales of vehicles. Any one of these impacts could have a material adverse effect on our business, financial condition and results of operations.
In addition, in July 2017 the Brazilian tax authorities issued an instruction that could affect our ability to apply federal tax credits generated in certain operations to offset federal taxes arising from other operations. In December 2017, we obtained a preliminary court ruling allowing us to immediately resume application of the impacted federal tax credits. While we believe that it is more likely than not that there will be no significant impact from the Brazilian tax authorities' instruction, given the current economic conditions in Brazil, new tax laws may be introduced or changes to the application of existing tax laws may occur that could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in efforts to increase the growth of some of our brands that we believe have global appeal and reach.
The growth strategies reflected in our 2014-2018 Business Plan announced in May 2014 and updated in January 2016 (our “Business Plan”) include expanding global sales of the Jeep brand through localized production in Asia, Europe and Latin America, the launch of new large utility vehicle models in North America, the reintroduction in North America and expansion in Europe and Asia of our Alfa Romeo brand including the development of an all-new platform and new powertrains, as well as the further expansion of our Maserati brand portfolio.
These strategies, particularly with respect to the Alfa Romeo brand, have required and will continue to require significant investments in products, powertrains, production facilities and distribution networks. If we are unable to introduce vehicles that appeal to consumers in these markets and achieve our brand expansion strategies, we may be unable to earn a sufficient return on these investments which could have a material adverse effect on our business, financial condition and results of operations.
Our future performance depends on our ability to offer innovative, attractive products.
Our success depends on, among other things, our ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability.
We may not be able to effectively compete with other automakers with regard to electrification, autonomous driving, mobility and other emerging trends in the industry. In certain cases, the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us, our partners and by suppliers. There can be no assurance that these advances will occur in a timely or feasible manner, that the funds we have budgeted or expended for these purposes will be adequate, or that we will be able to obtain rights to use these technologies. Further, our competitors and others are pursuing similar technologies and other competing technologies, and there can be no assurance that they will not acquire and implement similar or superior technologies sooner than we will or on an exclusive basis or at a significant cost advantage.
In addition, as a result of the extended product development cycle and inherent difficulty in predicting consumer acceptance, a vehicle that we believe will be attractive may not generate sales in sufficient quantities and at high enough prices to be profitable. It generally takes two years or more to design and develop a new vehicle, and a number of factors may lengthen that schedule. For example, if we determine that a safety or emissions defect, a mechanical defect or a non-compliance with regulation exists with respect to a vehicle model prior to retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. Various elements may also contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences.
If we fail to develop products that contain desirable technologies and are attractive to and accepted by consumers, the residual value of our vehicles could be negatively impacted. In addition, the increasing pace of inclusion of new innovations and technologies in our and our competitors' vehicles could also negatively impact the residual value of our vehicles. While we may not be impacted as significantly by declines in the residual value of our vehicles as compared to our competitors that own and operate controlled finance companies, a deterioration in residual value could increase the cost that consumers pay to lease our vehicles or increase the amount of subvention payments that we make to support our leasing programs.
The failure to develop and offer innovative, attractive and relevant products on a timely basis that compare favorably to those of our principal competitors could have a material adverse effect on our business, financial condition and results of operations. Our high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements and other applicable labor relations regulations, which limit our flexibility to adjust personnel costs to changes in demand for our products, may further exacerbate this risk.

Laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business.
As we seek to comply with government regulations, particularly those related to fuel efficiency, vehicle safety and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future, and these costs could be difficult to pass through to consumers. For a further discussion of the regulations we are subject to, see Item 4B. Business Overview-Environmental and Other Regulatory Matters.
In addition, fuel efficiency regulations have increased in several markets. For example, in September 2017, China’s Ministry of Industry and Information Technology released administrative rules regarding corporate average fuel consumption (“CAFC”) and new energy vehicle (“NEV”) credits that will become effective on April 1, 2018. Non-compliance with the CAFC target in these administrative rules can be offset through carry-forward CAFC credits, transfer of CAFC credits within affiliates, the OEMs use of its own NEV credits, or the purchase of NEV credits. Non-compliance with the NEV target can only be offset by the purchase of NEV credits. However, the market availability and pricing of CAFC and NEV credits is unclear at this time. If we are unable to comply with the applicable targets and fail to offset a negative balance of credits, our sales or production of new passenger vehicles that fail to meet CAFC targets could be suspended. Although we continue to evaluate their specific impact, these regulations could materially adversely affect our business, financial condition and results of operations.
We are currently cooperating with diesel emissions investigations by several governmental agencies and are subject to a number of related private lawsuits.
We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with a number of governmental agencies and authorities.

In particular, in Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency (“DVSA”). We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was correctly performed, which was borne out in material Italy provided during the mediation process.
In addition, at the request of the French Consumer Protection Agency, the French public prosecutor has been investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities has required significant management time, which may divert attention from other key aspects of our business plan, or may lead to further enforcement actions as well as penalties or obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.

On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resource Board issued Notices of Violation related to certain software-based features in the emissions control systems in approximately 100,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles. On May 23, 2017, the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) filed a civil lawsuit against us in connection with the concerns raised by the EPA. The complaint alleges that software-based features were not disclosed to the EPA as required during the vehicle emissions certification process, resulting in violations of the Clean Air Act. The complaint also alleges that certain of the software features bypass, defeat or render inoperative the vehicles’ emission control systems, causing the vehicles to emit higher levels of oxides of nitrogen (NOx) during certain normal real world driving conditions than during federal emissions tests. A number of private lawsuits relating to the vehicles have been filed in U.S. state and federal courts principally on behalf of consumers asserting fraud, violation of consumer protection laws, and other civil claims, including a putative class action that is proceeding in U.S. federal court in the Northern District of California, and a number of other governmental agencies and authorities including the U.S. Department of Justice, the U.S. Securities and Exchange Commission and various states Attorneys General have commenced related investigations.
We are unable to predict the outcome of these investigations and litigation at this stage and due to the range of possible outcomes, we are unable to reliably estimate a range of probable losses. It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.
Our success largely depends on the ability of our management team to operate and manage effectively.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Group and individual areas of the business. In particular, our Chief Executive Officer, Sergio Marchionne, is critical to the execution of our strategic direction and implementation of our Business Plan. Although Mr. Marchionne has indicated his intention to remain as our Chief Executive Officer through the period of our Business Plan, he has communicated that he plans to retire in the first half of 2019.
We have developed succession plans that we believe are appropriate, although it is difficult to predict with any certainty that we will be able to replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to more intensive competition if other manufacturers pursue consolidations.
We have for some time advocated for consolidation in the automotive industry due to our view that our industry is characterized by significant duplication in product development costs, much of which does not drive consumer-perceived value. We believe that sharing product development costs among manufacturers, preferably through consolidation, would enable automakers to improve their return on capital employed for product development and manufacturing and enhance utilization of tooling, machinery and equipment. While we continue to implement our Business Plan, and we believe that our business will continue to grow and our operating margins will continue to improve, if our competitors are able to successfully integrate with one another and we were not to enhance our own collaborations or adapt effectively to increased competition, our competitors’ integration could have a material adverse effect on our business, financial condition and results of operations.
Product recalls and warranty obligations may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
We, and the U.S. automotive industry in general, have experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. Our costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and cause consumers to question the safety or reliability of our products. Given the intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high.

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
Compliance with U.S. regulatory requirements for product recalls has also received heightened scrutiny. In connection with the failure in three specified campaigns to provide an adequate remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and the Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act, FCA US entered into a consent order with NHTSA in 2015 (the “Consent Order”) to pay substantial civil penalties and to engage an independent monitor to review and assess FCA US's compliance with its obligations under the Consent Order. FCA US is obligated to remedy the defects in the vehicles subject to the recalls cited in the Consent Order, and in certain instances, FCA US has been required to buy back vehicles as an additional alternative to a repair remedy. Failure to comply with the terms of the Consent Order may result in additional fines and penalties much of which have been deferred pending the independent monitor's and NHTSA's ongoing assessment of FCA US's compliance with terms of the Consent Order. Further, the monitor's term will continue for the duration of the Consent Order. There can be no assurance that we will not be subject to additional regulatory inquiries and consequences in the future.
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
Additionally, global vehicle production capacity exceeds current demand. In the event that industry shipments decrease and overcapacity intensifies, our competitors may attempt to make their vehicles more attractive or less expensive to consumers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. An increase in these actions could have a material adverse effect on our business, financial condition and results of operations.

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
In certain regions, including NAFTA, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because purchasers of our vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.

Our business operations and reputation may be impacted by various types of claims, lawsuits, and other contingent obligations.
We are involved in various disputes, claims, lawsuits, investigations and other legal proceedings relating to several matters, including product liability, warranty, vehicle safety, emissions and fuel economy, product performance, asbestos, personal injury, dealers, suppliers and other contractual relationships, environment, securities law, labor, antitrust, intellectual property, tax and other matters. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal proceedings pending against us is uncertain, and such proceedings could have a material adverse effect on our financial condition or results of operations. Furthermore, additional facts may come to light or we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance coverage with respect to certain claims, not all claims or potential losses can be covered by insurance, and even if claims could be covered by insurance, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Note 20, Provisions, and Note 25, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information. Further, publicity regarding such investigations and lawsuits, whether or not they have merit, may adversely affect our reputation and the perception of our vehicles with retail customers, which may adversely affect demand for our vehicles, and have a material adverse effect on our business, financial condition and results of operations. For additional risks regarding certain proceedings, see “We are currently cooperating with diesel emissions investigations by several governmental agencies and are subject to a number of related private lawsuits.”
A significant security breach compromising the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our vehicles, as well as vehicles manufactured by other original equipment manufacturers (or “OEMs”), contain interconnected and increasingly complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. These systems are susceptible to cybercrime, including threats of intentional disruption and theft of personal information, which are increasing in terms of sophistication and frequency. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems. These systems are regularly the target of threats from third parties. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems, including through the exploitation of a weakness in our systems or the systems of our vendors, could have a material adverse effect on our ability to manage and keep our manufacturing and other operations running effectively, and damage our reputation. A malfunction or security breach that results in a wide or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.

In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our consumers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle shipments may suffer. We also collect, retain and use personal information, including data we gather from consumers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. For example, the General Data Protection Regulation (Regulation (EU) 2016/679), which will go into effect in the European Union in May 2018, allows for the assessment of fines of up to 4% of annual worldwide revenue in the event of certain types of data breaches.
Our reputation could also suffer in the event of a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that we will be able to offset the earnings power lost in the event we choose to separate a portion of our Components segment from the Group.
In 2017, we announced that we are considering the separation of a portion of our Components segment from the Group, with a final decision likely to be announced in the first half of 2018. Any such separation may not result in an improvement in our financial condition and could have a material adverse effect on our business, financial condition and results of operations.
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
We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance, GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”), our joint venture with Guangzhou Automobile Group Co., Ltd., has commenced local production of the Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass for the Chinese market, expanding the portfolio of Jeep SUVs currently available to Chinese consumers. We also have a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.
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
As with raw materials, we are also at risk for supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to, supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, natural or man-made disasters, or production difficulties. We will continue to work with suppliers to monitor potential disruptions and shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues. However, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations.
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities. Additionally, a significant portion of our operating cash flow is generated in U.S. Dollars and, although we have significant U.S. Dollar-denominated debt, the majority of our indebtedness is denominated in Euro and Brazilian Real.
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
We are not a company incorporated in the United Kingdom (“UK”). Therefore, whether we are resident in the UK for tax purposes depends on whether our “central management and control” is located (in whole or in part) in the UK. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the UK courts and the published practice of Her Majesty’s Revenue & Customs (“HMRC”), suggest that we, a group holding company, are likely to be regarded as having become UK-resident on this basis from incorporation and remaining so if, as we intend, (i) at least half of the meetings of our Board of Directors are held in the UK with a majority of directors present in the UK for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the UK; and (v) we have permanent staffed office premises in the UK.
Although it has been accepted by HMRC that our “central management and control” is in the UK, we would nevertheless not be treated as UK-resident if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the UK and (b) there were a tie-breaker provision in that tax treaty which allocated exclusive residence to that other jurisdiction.

Our residence for Italian tax purposes is largely a question of fact based on all circumstances. We set up and we have thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should not be regarded as an Italian tax resident either for Italian domestic law purposes or for the purposes of the Italy-UK tax treaty and should be deemed resident in the UK from its incorporation for the purposes of the Italy-UK tax treaty. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.
Although it has been accepted that our “central management and control” is in the UK, we would be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that we are incorporated there. Nonetheless, we can be regarded as solely resident in either the UK or the Netherlands under the Netherlands-UK tax treaty if the UK and Dutch competent authorities agree that this is the case. We have received a ruling from the UK and Dutch competent authorities that we should be treated as resident solely in the UK for the purposes of the treaty. If there is a change over time to the facts upon which this ruling issued by the competent authorities is based, the ruling may be withdrawn or cease to apply.
We do not expect a UK exit from the European Union resulting from the referendum held in June 2016 to affect our tax residency in the UK; however, we are unable to predict with certainty whether the discussions to implement the UK's exit from the European Union will ultimately have any impact on this matter.
The UK’s controlled foreign company taxation rules may reduce net returns to shareholders.
On the assumption that we continue to be resident for tax purposes in the UK, we will be subject to the UK controlled foreign company (“CFC”) rules. The CFC rules can subject UK-tax-resident companies (in this case, us) to UK tax on the profits of certain companies not resident for tax purposes in the UK in which they have at least a 25 percent direct or indirect interest. Interests of connected or associated persons may be aggregated with those of the UK-tax-resident company when applying this 25 percent threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the UK. The definition of control is broad (it includes economic rights) and captures some joint ventures.
We expect, however, that our principal operating activities should fall within one or more exemptions from the CFC rules.
Although we do not expect the UK’s CFC rules to have an adverse impact on our financial position, the effect of the CFC rules on us is not yet certain. We will continue to monitor developments in this regard and seek to mitigate any adverse UK tax implications which may arise. However, the possibility cannot be excluded that the CFC rules could have a material adverse effect on our business, financial condition and results of operations.
If we are deemed to not maintain a permanent establishment in Italy, we could experience a material increase in our tax liability.
Whether we have maintained a permanent establishment in Italy following the Merger (an “Italian P.E.”) is largely a question of fact based on all the circumstances. We believe that, on the understanding that we should be a UK-resident company under the Italy-UK tax treaty, we are likely to be treated as maintaining an Italian P.E. because we have maintained and intend to continue to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on our assets connected with the Italian P.E. cannot be taxed as a result of the Merger; (ii) our tax-deferred equity reserves cannot be taxed, inasmuch as they have been recorded in the Italian P.E.’s financial accounts; and (iii) the Italian fiscal unit that was headed by Fiat before the Merger (the “Fiscal Unit”), continues with respect to our Italian subsidiaries whose shareholdings are part of the Italian P.E.'s net worth.

FCA filed a ruling request with the Italian tax authorities in respect of the continuation of the Fiscal Unit via the Italian P.E. on April 16, 2014. The Italian tax authorities issued the ruling on December 10, 2014 (the “2014 Ruling”), confirming that the Fiscal Unit may continue via the Italian P.E. Moreover, in another ruling issued on October 9, 2015 (the “2015 Ruling”), the Italian tax authorities confirmed that the separation of Ferrari from the Group (including the first demerger of certain assets held through the Italian P.E.) would qualify as a tax-free, neutral transaction from an Italian income tax perspective. Lastly, in a ruling released on October 28, 2016, the Italian tax authorities confirmed that the Italian P.E. could determine its computation base for the purposes of the Italian regime on notional interest deduction (Aiuto alla Crescita Economica) without taking into account certain anti-avoidance provisions (the “2016 Ruling”, and together with the 2014 Ruling and the 2015 Ruling, the “Rulings”). However, the Rulings are not assessments of certain sets of facts and circumstances. Therefore, even though the 2014 Ruling confirms that the Fiscal Unit may continue via the Italian P.E. and the 2015 Ruling and the 2016 Ruling assume such a P.E. to exist, this does not rule out that the Italian tax authorities may in the future verify whether FCA actually has a P.E. in Italy and potentially challenge the existence of such a P.E. Because the analysis is highly factual, there can be no assurance regarding our maintenance of an Italian P.E. following the Merger.
Risks Related to Our Liquidity and Existing Indebtedness
Limitations on our liquidity and access to funding may limit our ability to execute our business strategies and improve our financial condition and results of operations.
Our performance depends on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Although we have measures in place that are designed to ensure that adequate levels of working capital and liquidity are maintained, declines in sales volumes could have a negative impact on the cash-generating capacity of our operating activities. For a discussion of these factors, see Item 5B. Liquidity and Capital Resources. In addition, our current credit rating is below investment grade and any deterioration may significantly affect our funding and prospects.
We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to a decrease in vehicle shipments, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our business strategies and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding on competitive terms and limit our financial and operating flexibility.
Although we have reduced our net indebtedness significantly over the past several years, the extent of our indebtedness may still have important consequences on our operations and financial results, including:

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
These risks may be exacerbated by volatility in the financial markets, particularly those resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions.

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
Restrictions arising out of FCA US’s Tranche B Term Loan may hinder our ability to manage our operations on a consolidated, global basis.
FCA US is party to a tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan”). The credit agreement that governs the Tranche B Term Loan includes covenants that restrict FCA US’s ability to enter into sale and leaseback transactions, purchase or redeem capital stock, prepay other debt, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations or undertake various other business activities.
These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of mergers and acquisitions, joint ventures or other corporate opportunities. Additionally, the credit agreement requires FCA US to maintain borrowing base collateral coverage and a minimum liquidity threshold. Future indebtedness may also contain other and more restrictive covenants. A breach of any of the covenants or restrictions in the credit agreement that governs the Tranche B Term Loan could represent an event of default on the indebtedness of FCA US, which could result in foreclosure on pledged properties and trigger a cross-default under certain of our indebtedness.
Substantially all of the assets of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under the credit agreement that governs its Tranche B Term Loan and could become subject to lenders’ contractual rights if an event of default were to occur.
FCA US is an obligor and several of its U.S. subsidiaries are guarantors of FCA US’s Tranche B Term Loan. The obligations under the credit agreement governing the Tranche B Term Loan are secured by senior priority security interests in substantially all of the assets of FCA US and its U.S. subsidiary guarantors. The collateral includes 100 percent of the equity interests in FCA US’s U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. An event of default under the credit agreement that governs FCA US’s Tranche B Term Loan could trigger its lenders’ contractual rights to enforce their security interest in these assets.

We may be exposed to shortfalls in our pension plans.
Certain of our defined benefit pension plans are currently underfunded. As of December 31, 2017, our defined benefit pension plans were underfunded by approximately €4.3 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
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
The provisions of our articles of association which establish the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of our voting power could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 15, 2018, Exor N.V., which controls FCA, owns 29.18 percent of the FCA common shares, had a voting interest in FCA of 42.34 percent due to its participation in the loyalty voting structure and as a result will have the ability to exercise significant influence on matters involving our shareholders. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders. The loyalty voting structure may also prevent or discourage shareholders' initiatives aimed at changing our management or strategy or otherwise exerting influence over us.
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
No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian, UK or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.
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
Although the UK and Dutch competent authorities have ruled that we should be treated as solely resident in the UK for the purposes of the Netherlands-UK double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.

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
Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 and became the parent company of the Group on October 12, 2014. Its principal office is located at 25 St. James's Street, London SW1A 1HA, United Kingdom (telephone number: +44 (0) 20 7766 0311).
Fiat, the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino on July 11, 1899 in Turin, Italy as an automobile manufacturer. Fiat opened its first factory in 1900 in Corso Dante in Turin with 150 workers producing 24 cars. In 1902 Giovanni Agnelli, Fiat’s founder, became the Managing Director of the company.
Beginning in 2008, Fiat worked to expand the scope of its automotive operations, having concluded that significantly greater scale was necessary to enable it to compete effectively in the increasingly competitive global automotive market.
In April 2009, Fiat and Old Carco LLC, formerly known as Chrysler LLC (“Old Carco”) entered into an agreement, pursuant to which FCA US LLC, formerly known as Chrysler Group LLC, (“FCA US”) agreed to purchase the principal operating assets of Old Carco and to assume certain of Old Carco's liabilities. Old Carco traced its roots to the company originally founded by Walter P. Chrysler in 1925 that, since that time, expanded through the acquisition of the Dodge and Jeep brands.
Following the closing of that transaction in June 2009, Fiat held an initial 20 percent ownership interest in FCA US. Over the following years, Fiat acquired additional ownership interests in FCA US and in January 2014, Fiat purchased all of the equity interests in FCA US that it did not then hold, resulting in FCA US becoming an indirect 100 percent owned subsidiary.
In January 2011, the separation of Fiat's non-automotive capital goods businesses was completed with the creation of Fiat Industrial, now known as CNH Industrial N.V. (“CNHI”).
Corporate Reorganization
On October 12, 2014, Fiat completed a corporate reorganization resulting in the establishment of FCA NV, organized in the Netherlands, as the parent company of the Group with its principal executive offices in the United Kingdom.
On October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. As a result, FCA NV, as successor of Fiat S.p.A., is the parent company of the Group.
Ferrari Spin-off
The spin-off of Ferrari N.V. was approved on December 3, 2015 at the extraordinary general meeting of FCA shareholders. The Group classified the Ferrari segment as a discontinued operation for the year ended December 31, 2015 and, consequently, the results of Ferrari were excluded from the Group's continuing operations, with the after-tax result of Ferrari's operations shown as a single line item within the Consolidated Income Statement for the year ended December 31, 2015.
The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor N.V., which controls and consolidates FCA, continued to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution.

B. Business Overview
Business Summary
We are a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through 159 manufacturing facilities and 87 research and development centers. We have operations in more than 40 countries and sell our vehicles directly or through distributors and dealers in more than 140 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, we operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
Our activities are carried out through the following six reportable segments:

(i)
NAFTA: our operations to support distribution and sale of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands, primarily under the Jeep, Ram, Dodge, Chrysler, Fiat, Alfa Romeo and Abarth brands.

(ii)
LATAM: our operations to support the distribution and sale of mass-market vehicles in South and Central America, primarily under the Fiat, Jeep, Dodge and Ram brands, with the largest focus of our business in Brazil and Argentina.

(iii)
APAC: our operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, Australia, South Korea and India) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Fiat, Alfa Romeo, Abarth, Fiat Professional, Dodge and Chrysler brands.

(iv)
EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 28 members of the European Union and the members of the European Free Trade Association), the Middle East and Africa, primarily under the Fiat, Fiat Professional, Jeep, Alfa Romeo, Lancia, Abarth, Ram and Dodge brands.

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

We also hold interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities”, which primarily consists of companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Group, and manage central treasury activities.
In 2017, we shipped 4.4 million vehicles, had Net revenues of €110.9 billion and Net profit of €3.5 billion. At December 31, 2017, we had available liquidity of €20.4 billion (including €7.6 billion available under undrawn committed credit lines) and we had Net industrial debt of €2.4 billion (See Item 5. Operating and Financial Review—Non-GAAP Financial Measures—Net Debt).

Mass-Market Vehicles
Design and Manufacturing
We sell mass-market vehicles in the SUV, passenger car, truck and light commercial vehicle markets. Our SUV and CUV portfolio includes the Jeep Grand Cherokee, Jeep Cherokee, Jeep Renegade, the all-new Jeep Compass and the all-new Alfa Romeo Stelvio. Our passenger car product portfolio includes vehicles such as the Fiat 500, Alfa Romeo Giulia, Dodge Challenger and Charger and minivans such as the Chrysler Pacifica. We sell light and heavy-duty pickup trucks such as the Ram 1500 and 2500/3500 or the Fiat Toro and our light commercial vehicles include vans such as the Fiat Professional Doblò, Fiat Professional Ducato and Ram ProMaster.
Our efforts to respond to customer demand have led to a number of important initiatives, including localized production of Jeep vehicles in Italy, China, India and Brazil.
We have deployed World Class Manufacturing (“WCM”) principles throughout our manufacturing operations. WCM principles were developed by the WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. We are the only OEM that is a member of the WCM Association. WCM fosters a manufacturing culture that targets improved safety, quality and efficiency, as well as the elimination of all types of waste. Unlike some other advanced manufacturing programs, WCM is designed to prioritize issues, focus on those initiatives believed likely to yield the most significant savings and improvements, and direct resources to those initiatives. We also offer several types of WCM programs to our suppliers whereby they can learn and incorporate WCM principles into their own operations.
Sales Overview
New vehicle sales represent sales of FCA vehicles primarily by dealers and distributors, or, in some cases, directly by us, to retail customers and fleet customers. Sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by our joint ventures and third party contract manufacturers and distributed under our brands and through our network. Sales figures exclude sales of vehicles that we contract manufacture for other OEMs. While vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to our Net revenues, Cost of revenues or other measures of financial performance, as such results are primarily driven by our vehicle shipments to dealers and distributors. For a discussion of our shipments, see Item 5A. Operating Results—Shipment Information. The following table shows new vehicle sales by geographic market for the periods presented.

	Years ended December 31
	2017	2016	2015
	(millions of units)
NAFTA	2.4	2.6	2.6
LATAM	0.5	0.5	0.6
APAC	0.3	0.2	0.2
EMEA	1.5	1.4	1.3
Total Mass-Market Vehicle Brands	4.7	4.7	4.7
Maserati	0.05	0.04	0.04
Total Worldwide	4.8	4.7	4.7

NAFTA
NAFTA Sales and Competition
The following table presents mass-market vehicle sales and estimated market share in the NAFTA segment for the periods presented:

	Years ended December 31
	2017(1),(2)		2016(1),(2)		2015(1),(2),(3)
NAFTA	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,059	11.7%	2,244	12.6%	2,253	12.6%
Canada	267	13.0%	279	14.2%	291	15.1%
Mexico and Other	86	5.5%	88	5.3%	87	6.3%
Total	2,412	11.4%	2,611	12.2%	2,631	12.4%
________________________________
(1) Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.
(3) Sales information has been restated to be consistent with reporting methodology disclosed in the FCA US press release issued July 26, 2016.
The following table presents estimated new vehicle market share information for us and our principal competitors in the U.S., our largest market in the NAFTA segment:

	Years ended December 31
U.S.	2017	2016	2015
Automaker	Percentage of industry
GM	17.1%	17.0%	17.3%
Ford	14.7%	14.6%	14.7%
Toyota	13.9%	13.7%	14.0%
FCA	11.7%	12.6%	12.6%
Honda	9.3%	9.2%	8.9%
Nissan	9.1%	8.8%	8.3%
Hyundai/Kia	7.3%	8.0%	7.8%
Other	16.9%	16.1%	16.4%
Total	100.0%	100.0%	100.0%
After a sharp decline from 2007 to 2010, the U.S. automotive market sales steadily improved through 2015, remained stable in 2016 and slightly declined in 2017. U.S. industry sales, including medium and heavy-duty vehicles, increased from 10.6 million units in 2009 to 17.9 million units in 2016, before slightly decreasing to 17.6 million units in 2017. The strong recovery in the automotive sector in 2015 was supported by robust macroeconomic and automotive specific factors, such as growth in per capita disposable income, improved consumer confidence, the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles. While these contributing factors remain relatively strong, some of them have begun to moderate in 2016 and 2017, which has resulted in a plateauing of auto sales, albeit at high levels on a historic basis.
Our vehicle line-up in the NAFTA segment leverages the brand recognition of the Jeep, Ram, Dodge and Chrysler brands to offer utility vehicles, pickup trucks, cars and minivans under those brands, as well as vehicles in smaller segments, such as the Fiat 500 in the micro/small-segment and the Fiat 500X and Jeep Renegade in the small SUV/crossover segment. Our vehicle sales and profitability in the NAFTA segment are generally weighted towards larger vehicles such as utility vehicles, trucks and vans, while overall industry sales in the NAFTA segment generally are more evenly weighted between smaller and larger vehicles. In 2017 we began to distribute the all-new Alfa Romeo Giulia and Stelvio in the NAFTA region.

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
NAFTA Dealer and Customer Financing
In the NAFTA segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, including Santander Consumer USA Inc. (“SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, we entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name and covering the Chrysler, Jeep, Dodge, Ram and Fiat brands.
The SCUSA Agreement has a ten year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the agreement. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs. SCUSA’s exclusivity rights are subject to SCUSA maintaining certain performance standards and price competitiveness based on minimum approval rates and market benchmark rates to be determined through a steering committee process as set out in the SCUSA Agreement.
As of December 31, 2017, SCUSA was providing wholesale lines of credit to approximately 9 percent of our dealers in the U.S., while Ally Financial Inc. (“Ally”) was at 35 percent. For the year ended December 31, 2017, we estimate that approximately 85 percent of the vehicles purchased by our U.S. retail customers were financed or leased of which approximately 44 percent financed or leased through SCUSA (26 percent) and Ally (18 percent). Alfa Romeo brand development within the U.S. is also supported by dealer and retail customer financing with primary financial institutions. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada and a private label agreement with Inbursa Group in Mexico.
LATAM
LATAM Sales and Competition
The following table presents mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	Years ended December 31
	2017(1)		2016(1)		2015(1)
LATAM	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	380	17.5%	365	18.4%	483	19.5%
Argentina	105	12.2%	79	11.6%	74	11.9%
Other LATAM	28	2.5%	29	2.9%	27	2.7%
Total	513	12.4%	473	12.9%	584	14.2%
 ______________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	Years ended December 31
	2017(1)	2016(1)	2015(1)
Automaker	Percentage of industry
GM	18.1%	17.4%	15.6%
FCA	17.5%	18.4%	19.5%
Volkswagen	12.5%	12.1%	15.2%
Ford	9.5%	9.1%	10.2%
Other	42.4%	43.0%	39.5%
Total	100.0%	100.0%	100.0%
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
The automotive industry within which the LATAM segment operates increased 13 percent from 2016, to 4.1 million vehicles (cars and light commercial vehicles) in 2017, which was primarily driven by a 9 percent increase in Brazil's industry vehicle sales reflecting improving market conditions, combined with an increase of 26 percent in Argentina's industry vehicle sales.
Although Group revenues in LATAM increased 29 percent from 2016, the Group's market share decreased 50 basis points from 12.9 percent to 12.4 percent due to strong competition. In Brazil, overall market share decreased from 18.4 percent to 17.5 percent while in Argentina, overall market share increased to 12.2 percent from 11.6 percent in 2016.
Vehicle sales in the LATAM segment leverage the name recognition of Fiat and the relatively urban population of countries like Brazil to offer Fiat brand Segment A and B vehicles in our key markets in the LATAM segment. In Brazil, Fiat also leads the pickup truck market with the Fiat Strada and all-new Fiat Toro at 19.4 percent and 17.9 percent respectively, while Jeep is continuing its momentum in the small and medium SUV segments with the all-new Jeep Compass increasing market share to 12.2 percent and the Jeep Renegade having a segment share of 9.5 percent.
LATAM Distribution
In the LATAM segment, we generally enter into multiple dealer agreements with a single dealer, covering one or more points of sale. Outside Brazil and Argentina, our major markets, we distribute our vehicles mainly through general distributors and their dealer networks.
LATAM Dealer and Customer Financing
In the LATAM segment, we provide access to dealer and retail customer financing through both 100 percent owned captive finance companies and through strategic relationships with financial institutions.
We have two 100 percent owned captive finance companies in the LATAM segment: Banco Fidis S.A. (“Banco Fidis”) in Brazil and FCA Compañia Financiera S.A. in Argentina. These captive finance companies offer dealer and retail customer financing. In addition, in Brazil we have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing FCA branded vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil. This partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. This agreement applies only to our retail customers purchasing Fiat branded vehicles. In July 2015, FCA Fiat Chrysler Automoveis Brasil (“FCA Brasil”) and Banco Fidis signed a ten-year partnership contract with Bradesco, one of the leading Brazilian banks, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos finances retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil promotes Bradesco as its official financial partner. Banco Fidis is in charge of the commercial management of this partnership and receives commissions for this partnership agreement and for acting as banking agent, based on profitability and penetration.

APAC
APAC Sales and Competition
The following table presents vehicle sales in the APAC segment for the periods presented:

	Years ended December 31
	2017(1),(4)		2016(1),(4)		2015(1),(4)
APAC	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)	215	0.9%	176	0.8%	139	0.8%
Japan	21	0.5%	20	0.5%	17	0.4%
India(3)	15	0.5%	7	0.2%	9	0.3%
Australia	13	1.1%	18	1.6%	35	3.1%
South Korea	8	0.5%	7	0.4%	7	0.4%
APAC 5 major Markets	272	0.8%	228	0.7%	207	0.7%
Other APAC	5	—	5	—	8	—
Total	277	—	233	—	215	—
__________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and National Automobile Manufacturing Associations.
(2) Sales data include vehicles sold by our joint ventures in China.
(3) India market share is based on wholesale volumes.
(4) Sales reflect retail deliveries. APAC industry reflects aggregate for major markets where the Group competes (China, Australia, Japan, South Korea, and India). Market share is based on retail registrations except, as noted above, in India where market share is based on wholesale volumes.
The automotive industry in the APAC segment has shown a year-over-year growth. Industry sales in the five key markets (China, India, Japan, Australia and South Korea) where we compete increased from 16.1 million in 2009 to 33.5 million in 2017, a compound annual growth rate (“CAGR”) of approximately 10 percent. Industry demand increased across the region in 2017 with growth in India (+9 percent) and Japan (+6 percent), with China and Australia flat, offsetting a 3 percent decrease in South Korea.
We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and we have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, the GAC FCA JV was formed for the production of Fiat brand passenger cars due to the demand for mid-size vehicles in China. In 2015, we expanded local production by the GAC FCA JV with the production of the Jeep Cherokee and in 2016, we continued the transition to local SUV production in China with the production of the Jeep Renegade and the all-new Jeep Compass at the Guangzhou plant of the GAC FCA JV. In 2016, the Jeep brand made its return to India, with the launches of the imported Jeep Wrangler and Jeep Grand Cherokee. In 2017, we launched the imported Alfa Romeo Giulia and Alfa Romeo Stelvio in China and local production of the all-new Jeep Compass was launched in the Ranjangaon, India plant for sale in India and other right-hand drive countries. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S. and Europe through our dealers and distributors.
APAC Distribution
In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through 100 percent owned subsidiaries or through our joint venture to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their networks.
APAC Dealer and Customer Financing
In the APAC segment, we operate a 100 percent owned captive finance company, FCA Automotive Finance Co., Ltd, which supports, on a non-exclusive basis, our sales activities in China through dealer and retail customer financing. Cooperation agreements are also in place with third party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.

EMEA
EMEA Sales and Competition
The following table presents passenger car and light commercial vehicle sales in the EMEA segment for the periods presented:

	Years ended December 31
	2017(1),(2),(3)		2016(1),(2),(3)		2015(1),(2),(3)
EMEA Passenger Cars	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Italy	558	28.3%	528	28.9%	446	28.3%
Germany	104	3.0%	97	2.9%	90	2.8%
France	88	4.2%	80	4.0%	71	3.7%
Spain	67	5.4%	60	5.2%	47	4.5%
UK	60	2.4%	84	3.1%	83	3.2%
Other Europe	158	3.6%	136	3.3%	127	3.3%
Europe*	1,035	6.6%	985	6.5%	864	6.1%
Other EMEA**	116	—	113	—	124	—
Total	1,151	—	1,098	—	988	—
_____________________________
* 28 members of the European Union and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).
** Market share not included in Other EMEA because our presence is less than one percent.
(1) Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2) Estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.
(3) Sale data includes vehicle sales by our joint venture in Turkey.

	Years ended December 31
	2017(1),(2),(3)		2016(1),(2),(3)		2015(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	260	11.4%	250	11.6%	217	11.3%
Other EMEA**	75	—	69	—	77	—
Total	335	—	319	—	294	—
______________________________
* 28 members of the European Union and members of the European Free Trade Association.
** Market share not included in Other EMEA because our presence is less than one percent.
(1) Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2) Estimated market share data is presented based on the national Registration Offices databases on products categorized under light commercial vehicles.
(3) Sale data includes vehicle sales by our joint venture in Turkey.

The following table summarizes new vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	Years ended December 31
Europe-Passenger Cars	2017(*)	2016(*)	2015(*)
Automaker	Percentage of industry
Volkswagen	23.8%	24.1%	24.8%
PSA	12.1%	9.7%	10.4%
Renault	10.4%	10.1%	9.6%
FCA (1)	6.7%	6.6%	6.1%
BMW	6.7%	6.8%	6.6%
Ford	6.6%	6.9%	7.2%
Daimler	6.3%	6.2%	5.9%
Toyota	4.6%	4.3%	4.3%
GM	3.8%	6.6%	6.7%
Other	19.0%	18.7%	18.4%
Total	100.0%	100.0%	100.0%

______________________________
* Including all 28 European Union (EU) Member States and the 4 European Free Trade Association member states, or EFTA member states.
(1) Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Maserati within our Group for all periods presented; includes Ferrari within our Group for 2015.
In 2017, the Fiat brand continued its leadership in the European A minicar segment in EU 28+EFTA, with Fiat 500 and Fiat Panda accounting for 29.1 percent of market share in the segment, and Fiat 500 remaining segment leader, with sales up 3.5 percent. The Fiat brand increased its presence also in the medium-compact and compact sedan segments thanks to the ramp up of the Fiat Tipo.
Volumes were higher in the light commercial vehicle segment, with industry sales up 6 percent over the prior year to about 2.3 million units. Overall Alfa Romeo sales increased 29.5 percent over 2016, with the all-new Alfa Romeo Stelvio introduced during the year.
In Europe, FCA’s sales are largely weighted to passenger cars, with approximately 38.8 percent of our total vehicle sales in the small car segment for 2017, reflecting demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
EMEA Distribution
In Europe, our relationship with individual dealer entities can be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale. In many markets, points of sale tend to be physically small and carry limited inventory.
In Europe, we sell our vehicles directly to independent and our own dealer entities located in most European markets, as well as to fleet customers (including government and rental). In other markets in the EMEA segment in which we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their existing distribution networks.

EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”). FCA Bank operates in Europe, including the five major markets of Italy, France, Germany, Spain and the UK. We began this joint venture in 2007, and in July 2013 we reached an agreement with Crédit Agricole to extend its term through December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of Crédit Agricole while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides dealer and retail financing and, within selected countries, also rental, to support our mass-market vehicle brands. FCA Bank provides its services to Maserati and Ferrari luxury brands, as well as certain other OEMs.
     We also operate a joint venture, Koc Fiat Kredi, providing financial services to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to dealer and retail customer financing in those markets.
Maserati
Maserati, a luxury vehicle brand founded in 1914, became part of the Group in 1993. In 2013, the Maserati brand was re-launched by the introduction of the next generation Quattroporte and the introduction of the all-new Ghibli (luxury four door sedans), the first addressed the flagship large sedan segment and the second was designed to address the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two door, four seat coupe, also available in a convertible version and the Maserati Levante, the first SUV in Maserati's history, which in 2017 accounted for more than 50% of the Maserati volumes.
The following table shows the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2017, 2016 and 2015:

	As a percentage of 2017 sales	As a percentage of 2016 sales	As a percentage of 2015 sales
China	30%	30%	22%
U.S.	28%	31%	37%
Europe Top 4 countries(1)	16%	15%	14%
Japan	4%	3%	5%
Other countries	22%	21%	22%
Total	100%	100%	100%
_____________________________
(1) Europe Top 4 Countries by sales, includes Italy, UK, Germany and Switzerland.
In 2017, a total of 49 thousand Maserati vehicles were sold to retail consumers, an increase of 22 percent compared to 2016, with increased sales in all major regions over the prior year.
FCA Bank provides access to dealer and retail customer financing for Maserati brand vehicles in Europe and our 100 percent owned captive finance company, FCA Automotive Finance Co. Ltd, provides dealer and retail financing on a non-exclusive basis in China. In other regions, we rely on local agreements with financial services providers for financing of Maserati brand vehicles to dealers and customers.

Components
We sell components and production systems under the following brands:
Magneti Marelli. Founded in 1919 as a joint venture between Fiat and Ercole Marelli, Magneti Marelli is focused on the design and production of state-of-the-art automotive systems and components. Through Magneti Marelli, we design and manufacture automotive lighting systems, powertrain (engines and transmissions) components and engine control units, electronic systems, suspension systems, shock absorbers, exhaust systems, and plastic components and modules. The Automotive Lighting business line, headquartered in Reutlingen, Germany, is dedicated to the development, production and sale of automotive exterior lighting products worldwide. The Powertrain business line is dedicated to the production of engine and transmission components for automobiles, motorbikes and light commercial vehicles and has a global presence due to its own research and development centers, applied research centers and production plants. The Electronic Systems business line provides know-how in the development and production of hardware and software in mechatronics, instrument clusters, telematics and satellite navigation. We also provide aftermarket parts and services and operate in the motor-sport business, in particular electronic and electro-mechanical systems for championship motor-sport racing, under the Magneti Marelli brand.
In 2017, Magneti Marelli acquired a stake in LeddarTech, a Canadian company that develops proprietary LiDAR (Light Detection And Ranging) technology for autonomous vehicles and driver assistance systems, for joint development of this technology for autonomous driving.
With 85 production facilities and 46 research and development centers (including joint ventures), Magneti Marelli has a presence in 19 countries and supplies all the major OEMs across the globe. In several countries, Magneti Marelli’s activities are carried out through a number of joint ventures with local partners with the goal of entering more easily into new markets by leveraging the partners' local relationships. Thirty-four percent of Magneti Marelli’s 2017 revenue is derived from sales to the Group.
Teksid. Originating from Fiat’s 1917 acquisition of Ferriere Piemontesi, the Teksid brand was established in 1978 and today specializes in castings production. Teksid produces iron engine blocks, cylinder heads, engine components, transmission parts, gearboxes and suspensions. Teksid Aluminum produces aluminum engine blocks and cylinder heads. Forty-four percent of Teksid’s 2017 revenue is derived from sales to the Group.
Comau. Founded in 1973, Comau, which originally derived its name from the acronyms of COnsorzio MAcchine Utensili (consortium of machine tools), supplies advanced manufacturing systems through an international network. Comau operates primarily in the field of integrated automation technology, delivering advanced turnkey systems to its customers. Through Comau, we develop and sell a wide range of industrial applications, including robotics, and provide support service and training to customers. Comau’s main activities include innovative and high performance body welding and assembly systems and robotics, powertrain metal-cutting systems, mechanical assembly systems and testing. Comau’s automation technology is primarily used in the automotive industry, and also in other industries. Comau also provides maintenance services in Latin America. Twenty-five percent of Comau’s 2017 revenue is derived from sales to the Group.
Supply of Raw Materials, Parts and Components
We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials, supplies, utilities, logistics and other services from numerous suppliers. Of these purchases, 10-15 percent relate to the cost of raw materials, including steel, rubber, aluminum, resin, copper, lead, and precious metals (including platinum, palladium and rhodium). Historically the purchase of raw materials, parts and components have accounted for 70-80 percent of total Cost of revenues.
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
Cyclical Nature of the Business
As is typical in the automotive industry, our vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result may vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence are low. In addition, our vehicle production volumes and related revenues may vary from month to month, sometimes due to plant shutdowns, which may occur for several reasons, including production changes from one model year to the next. Plant shutdowns, whether associated with model year changeovers or other factors, such as temporary supplier interruptions, can have a negative impact on our revenues and working capital as we continue to pay suppliers under standard contract terms while we do not receive proceeds from vehicle sales. Refer to Item 5B. Liquidity and Capital Resources—Liquidity Overview for additional information.
Legal Proceedings
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. Various disputes, claims, lawsuits, investigations and other legal proceedings are pending against us on a wide range of topics, including product liability, warranty, vehicle safety, emissions and fuel economy, product performance, asbestos, personal injury, dealers, suppliers, and other contractual relationships, environment, securities law, labor, antitrust, intellectual property, tax and other matters. Some of these proceedings allege defects in specific component parts or systems (including air bags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in our vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death, and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Diesel Emissions Matters
In Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency (“DVSA”). We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between MIT and the German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was correctly performed, which was borne out in material Italy provided during the mediation process.
In addition, at the request of the French Consumer Protection Agency, the French public prosecutor has been investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.

The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities has required significant management time, which may divert attention from other key aspects of our business plan, or may lead to further enforcement actions as well as penalties or obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.
On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resource Board (“CARB”) issued Notices of Violation related to certain software-based features in the emissions control systems in approximately 100,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles. On May 23, 2017, the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) filed a civil lawsuit against us in connection with the concerns raised by the EPA. The complaint alleges that software-based features were not disclosed to the EPA as required during the vehicle emissions certification process, resulting in violations of the Clean Air Act. The complaint also alleges that certain of the software features bypass, defeat or render inoperative the vehicles’ emission control systems, causing the vehicles to emit higher levels of oxides of nitrogen (NOx) during certain normal real world driving conditions than during federal emissions tests. A number of private lawsuits relating to the vehicles have been filed in U.S. state and federal courts principally on behalf of consumers asserting fraud, violation of consumer protection laws, and other civil claims, including a putative class action that is proceeding in U.S. federal court in Northern District of California, and a number of other governmental agencies and authorities, including the U.S. Department of Justice, the U.S. Securities and Exchange Commission and various states Attorneys General have commenced related investigations.
We are unable to predict the outcome of these investigations and litigation at this stage and due to the range of possible outcomes, we are unable to reliably estimate a range of probable losses. It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.
U.S. Sales Reporting Investigations
In July 2016, we confirmed that the U.S. Securities and Exchange Commission had commenced an investigation into our reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice. These vehicle unit sales reports relate to unit sales volumes primarily by dealers to consumers, while we generally recognize revenues based on shipments to dealers and other customers and not on vehicle unit sales to consumers. We continue to cooperate with these investigations. We are also aware of two putative securities class action lawsuits pending against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
UAW-Chrysler National Training Center Investigation
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the U.S. Department of Justice has brought charges against a number of individuals including two former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. We believe that FCA US was a victim of these acts and we continue to cooperate with this investigation. Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
For additional information regarding the foregoing and other legal proceedings, refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report.
Environmental and Other Regulatory Matters
We engineer, manufacture and sell our products and offer our services around the world, subject to requirements applicable to our products that relate to vehicle emissions, fuel economy, and on-board diagnostics, as well as those applicable to our manufacturing facilities that relate to stack emissions, treatment of waste, water, and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and the engines that power them must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate end-of-life vehicles and the chemical content of our parts). In addition, vehicle safety regulations are becoming increasingly strict.

We believe we are substantially in compliance with the relevant global regulatory requirements affecting our facilities and products taken as a whole, although we may from time to time fail to meet a particular regulatory requirement. For example, in 2015, FCA US entered into a consent order with NHTSA to resolve issues raised by NHTSA with respect to FCA US's execution of recall campaigns in which FCA US agreed to pay a cash fine to NHTSA and invest to enhance certain recall and service campaign completion rates. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance. Compliance with these requirements involves significant costs and risks. See “Item 3D. Risk Factors-Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business.” and “Item 3D. Risk Factors-We are currently cooperating with diesel emissions investigations by several governmental agencies and are subject to a number of related private lawsuits.”
Automotive Tailpipe Emissions
Numerous laws and regulations limit automotive emissions, including vehicle exhaust emission standards, vehicle evaporative emission standards and onboard diagnostic system requirements. Advanced onboard diagnostic systems are used to identify and diagnose problems with emission control systems. Emission and onboard diagnostic requirements become more challenging each year and we expect these emissions and emissions certification requirements will continue to become even more rigorous worldwide.
NAFTA Region
Under the U.S. Clean Air Act, EPA and CARB require emission compliance certification before a vehicle can be sold in the U.S. or in California (and many other states that have adopted the California emissions requirements). Both agencies impose limits on tailpipe and evaporative emissions of certain non-greenhouse gas pollutants from new motor vehicles and engines, and in some cases dictate the pollution control methods our engines must employ.
In 2014, EPA issued new tailpipe and evaporative emission standards and fuel requirements under its Tier 3 Vehicle Emission and Fuel Standards Program. These Tier 3 standards are generally more stringent than the prior standards and are also generally aligned with California’s Low Emission Vehicle (“LEV”) III tailpipe and evaporative standards, discussed below. These standards increase the requirements to conduct post-production vehicle testing to demonstrate compliance with these emissions limits for the estimated useful life of a vehicle. These regulations require that FCA Italy produced and Maserati branded vehicles sold in the U.S. must be included in the Group's fleet as reported to EPA and CARB.
In addition, we have implemented hardware and software systems in all our vehicles in connection with onboard diagnostic monitoring requirements. Conditions identified through these systems could lead to vehicle recalls (or other remedial actions such as extended warranties) with significant costs for related inspections, repairs or per-vehicle penalties.
In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California must be zero emission vehicles, such as electric vehicles or hydrogen fuel cell vehicles. A manufacturer can earn credits toward the requirement for zero emission vehicles through the sale of advanced-technology vehicles such as hybrid electric vehicles or natural gas vehicles with extremely low tailpipe emissions and over-complying with the applicable federal greenhouse gas (“GHG”) standards (wherein the manufacturer retires such federal GHG credits and applies them toward its California zero emission vehicle obligations). Such federal GHG credits require increasing volumes of zero emission vehicles with each model year. Our strategy for compliance with the zero emission vehicle requirements involves the sale of a variety of vehicles, including battery electric vehicles, internal combustion engine vehicles certified to very low tailpipe emissions and zero evaporative emissions, and hybrid electric vehicles. Our compliance strategy is also supported by the purchase of credits from other OEMs. In accordance with the applicable phase-in period, the Group's compliance with zero emission vehicles regulations includes Maserati vehicles sold in the U.S., beginning with the 2018 model year.
In addition to California, twelve states, as well as the Province of Quebec, Canada, currently use California’s LEV III standards in lieu of the federal EPA standards, and 10 states have also adopted California’s zero emission vehicle requirements.

LATAM Region
Certain countries in South America follow U.S. procedures, standards and onboard diagnostic requirements, while others follow the European procedures, standards and onboard diagnostic requirements described below under —EMEA Region. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment and have been in place since 1988 for passenger cars and light commercial vehicles and extended to light diesel vehicles in 2012. The next phase of regulations are currently under discussion and expected to be aligned with fuel efficiency and safety standards in January 2022. Argentina has implemented regulations that mirror the European Commission Euro 5 standards for all new vehicles.
APAC Region
China 5 standards, which mirror Euro 5 standards, are currently in place in China. These standards define limits for polluting emissions and implemented European onboard diagnostic requirements nationwide for newly registered vehicles. The Fiat Viaggio, Fiat Ottimo, Jeep Cherokee, Jeep Renegade and the all-new Jeep Compass launched in China have been developed with the intent to meet China 5 standards. Nationwide implementation of China 5 standards has been required for gasoline engines beginning in 2017 and will be required for light duty diesel engines beginning in 2018. China 6 standards were released in 2016 and will be required nationwide beginning in July 2020. Some regions within China are considering implementing China 6 standards prior to July 2020.
South Korea implemented regulations that are similar to California’s LEV III regulations beginning in 2016. Japan adopted the Worldwide Harmonized Light Vehicle Testing Procedures beginning in 2016, which define a global harmonized standard for regulating GHG emissions, non-GHG pollutants, and fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids. India currently follows dual emission norms (Bharat Stage IV in select cities and Bharat Stage III in the rest of India). India adopted Bharat Stage IV emission norms (equivalent to Euro 4 standards) across India beginning in 2017. The Indian government recently announced that India will migrate to Bharat Stage VI emission norms in 2020, skipping Euro 5 equivalent norms.
EMEA Region
In Europe, emissions are regulated by the European Commission (“EC”) and the United Nations Economic Commission for Europe (“UNECE”). The EC imposes standardized emission control requirements on vehicles sold in all 28 European Union (“EU”) member states, while non-EU countries apply regulations under the UNECE framework. EU Member States can provide tax incentives for the purchase of vehicles that meet emission standards earlier than the compliance date. As a result vehicles must meet emission requirements and receive approval from an appropriate Member State authority before they can be sold in any EU Member State. These regulatory requirements include random testing of newly assembled vehicles and a manufacturer in-use surveillance program. EU and UNECE requirements are equivalent in terms of stringency and implementation.
Euro 6 emission levels are in effect for all passenger cars and light commercial vehicles and require additional technologies and further increase the cost of diesel engines compared to prior Euro 5 standards. These new technologies have put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EC and are effective for all new passenger cars registered in 2018. In addition, a new test procedure to directly assess the regulated emissions of light duty vehicles under real driving conditions became effective for newly homologated passenger cars in 2017 and will become effective for all new passenger cars registered in 2019 and for new light commercial vehicles registered in 2020. For a discussion of inquiries into our compliance with certain regulations in the European Union, see Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report.

Automotive Fuel Economy and Greenhouse Gas Emissions
NAFTA Region
Since the enactment of the 1975 Energy Policy and Conservation Act, the National Highway Traffic Safety Administration (“NHTSA”) has enforced minimum Corporate Average Fuel Economy (“CAFE”) for fleets of new passenger cars and light-duty trucks sold in the U.S. These CAFE standards apply to all new domestic and imported passenger car and light-duty truck fleets and currently require year-over-year increases in fuel economy through 2025. The requirement is scaled based on vehicle footprint size. The CAFE standards require that passenger cars imported into the U.S. from outside of NAFTA are averaged separately from those manufactured within NAFTA, and domestic cars and light duty trucks are also considered separately. A civil fine can be paid in lieu of compliance with CAFE standards, and the policy allows for the trading of CAFE credits as a compliance flexibility.
In addition, the EPA enforces a GHG standard that is also footprint based and increasing in stringency year over year through 2025. This requirement corresponds to an equivalent fuel economy target of 54.5mpg in the 2025 model year. Various flexibilities exist to reach this target, including utilizing more environmentally friendly refrigerants. A civil fine cannot be paid in lieu of compliance with GHG standards.
Finally, for light duty vehicles, ten states including California have enacted a zero emission vehicle mandate requiring a certain percentage of each OEM’s fleet in each state to be zero emission - either battery electric vehicles or fuel cell vehicles. This standard also increases in stringency through 2025. The policy does allow for a limited number of sales of partial zero emission vehicles and plug-in electric hybrids as a flexibility for manufacturers.
For heavy duty vehicles (>8,500 pound gross vehicle weight rating), the GHG standard is utility based (payload and towing) and is increasing in stringency through 2027. Similar to passenger cars, flexibilities exist to meet GHG regulation. A civil fine cannot be paid in lieu of compliance with heavy duty vehicle GHG standards.
The approach and technologies being developed to meet U.S. requirements are intended to also enable compliance in the Canadian and Mexican markets.
LATAM Region
In 2012, the Brazilian government issued a CO2 reduction decree which provided indirect tax incentives to manufacturers who met certain requirements. Participating companies had to meet vehicle energy efficiency targets on vehicles sold from October 1, 2016 to September 30, 2017 and maintain the required level until September 30, 2020. We have met the energy efficiency requirements of this program. The program has additional targets that result in additional tax incentives based on the magnitude and timing of target accomplishment.
Brazil recently released a draft proposal for the next phase of Energy Efficiency (CO2/fuel efficiency) beginning in 2022. This proposal incorporates two fleets split into passenger and light commercial vehicle categories, and incorporates the “well to wheel” CO2 concept into the vehicle targets. The proposal rewards the improvement of sugar cane ethanol combustion efficiency and also recognizes and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycle.
APAC Region
In China, Phase IV of the Corporate Average Fuel Consumption (or “CAFC”) is currently in place and provides an industry target of 5.0 liters per 100 kilometers by 2020. Each OEM must meet a specific fleet average fuel consumption target as related to vehicle weight. The phase-in of this fleet-average requirement began in 2016, with increasing stringency each year through 2020. Additional provisions for Phase IV include meeting a quota for New Energy Vehicles (“NEVs”) beginning in 2019. NEVs consist of plug-in electric hybrids, battery electric vehicles, and fuel cell vehicles. No off-cycle credit flexibilities exist in the China regulation, although credit multipliers are granted for NEVs.
A draft version of the Phase V rule has been distributed by the Chinese government with increasing stringency reaching a target of 4.0 liters per 100 kilometers by 2025.

In September 2017, China’s Ministry of Industry and Information Technology released administrative rules regarding CAFC and NEV credits that will become effective on April 1, 2018. Non-compliance with the CAFC target in these administrative rules can be offset through carry-forward CAFC credits, transfer of CAFC credits within affiliates, the OEMs use of its own NEV credits, or the purchase of NEV credits. Non-compliance with the NEV target can only be offset by the purchase of NEV credits. The homologation of new products that exceed CAFC targets will be suspended for local OEMs that are unable to offset CAFC deficits for 2016 and 2017 until the deficits are offset. Importers who did not comply with CAFC targets for 2016 and 2017 must provide a practicable improvement plan or offset deficits; otherwise, the homologation of their new vehicles that exceed CAFC targets may be impacted.
Additional markets within the APAC region have enacted fuel consumption and GHG targets. India began enforcing a phase I CAFC limit starting in April 2017 with a second, more stringent phase beginning in 2022.
South Korea has implemented a new phase of CAFE/CO2 standards beginning in 2016 with increased targets for 2020.
In Japan, auto manufacturers are required to achieve the 2015 fuel economy standard for each vehicle weight class (2020 fuel economy standard will be a corporate average). In Australia, although there is no mandatory greenhouse gas requirement, the government is in the midst of a CO2 standard revision which is expected to result in a CO2 target for light vehicles.
EMEA Region
Each automobile manufacturer must meet a specific sales-weighted fleet average target for CO2 emissions as related to vehicle weight. This legislation sets an industry fleet average target of 95 grams of CO2 per kilometer starting in 2020 (130g/km until 2019). In order to promote the sale of ultra-efficient vehicles, automobile manufacturers that sell vehicles emitting less than 50 grams of CO2 per kilometer earn additional CO2 credits. Furthermore, automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-world fuel economy but may not show in the test cycle, such as solar panels or low-emissivity glass, may gain a non-transferable average credit for the manufacturer's fleet of up to seven grams of CO2 per kilometer. The European Commission has issued a proposal for the next phase beginning in 2025 having a 15% reduction from the 2021 levels.
The EU has also adopted standards for regulating CO2 emissions from light commercial vehicles. This regulation, modeled after CO2 emissions regulation for passenger cars, requires that new light commercial vehicles meet a fleet average CO2 target of 175 grams of CO2 per kilometer. Additionally, an EU long-term target for 2020 of 147 grams of CO2 per kilometer has been adopted for light commercial vehicles.
A new regulatory test procedure, for measuring CO2 emissions and fuel consumption from light duty vehicles, the Worldwide Harmonized Light Vehicles Test Procedure is effective for new passenger car types in the EU. In September 2018 the new test procedure will become effective for all new passenger cars, and in September 2019 for light commercial vehicles, replacing the existing New European Driving Cycle. The test procedure is expected to provide CO2 emission and fuel consumption values that are more representative of real driving conditions and is not currently expected to have a material adverse impact on our compliance strategy.
In the EMEA region, other countries, such as Switzerland and Saudi Arabia, have introduced specific regulations to reduce vehicle CO2 emissions or fuel consumption. FCA assumes for the time being that the United Kingdom will continue to follow the EU GHG policy post-Brexit.

Vehicle Safety
NAFTA Region
Under U.S. federal law, all vehicles sold in the U.S. must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by NHTSA, and must be certified by their manufacturer as being in compliance with all such standards at the time of the first purchase of the vehicle. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify NHTSA and vehicle owners and provide a remedy at no cost. Moreover, the TREAD Act authorized NHTSA to promulgate regulations requiring Early Warning Reporting (or “EWR”). EWR requires manufacturers to provide NHTSA several categories of information, including all claims which involve one or more fatalities or injuries; all incidents of which the manufacturer receives actual notice which involve fatalities or injuries which are alleged or proven to have been caused by a possible defect in such manufacturer’s motor vehicle or motor vehicle equipment in the U.S.; and all claims involving one or more fatality in a foreign country when the possible defect is in a motor vehicle or motor vehicle equipment that is identical or substantially similar to a motor vehicle or motor vehicle equipment offered for sale in the U.S., as well as aggregate data on property damage claims from alleged defects in a motor vehicle or in motor vehicle equipment; warranty claims; consumer complaints and field reports about alleged or possible defects. The rules also require reporting of customer satisfaction campaigns, consumer advisories, recalls, or other activity involving the repair or replacement of motor vehicles or items of motor vehicle equipment, even if not safety related. In early 2017, NHTSA began to engage with the industry regarding potential changes to the EWR program and it is currently unclear whether these changes will be voluntary, or will be incorporated into future regulatory requirements.
NHTSA has secured a voluntary commitment from manufacturers, including FCA, to equip future vehicles with automatic electronic braking systems. The commitment will make these braking systems standard on virtually all light-duty cars and trucks with a gross vehicle weight of 8,500 pounds or less beginning no later than September 1, 2022 and on virtually all trucks with a gross vehicle weight between 8,501 pounds and 10,000 pounds beginning no later than September 1, 2025. Compliance with these new requirements and commitments, as well as other possible prospective NHTSA requirements, is likely to be costly.
In 2017, NHTSA updated guidelines for the testing and deployment of automated driving systems, providing additional clarity and alignment with OEM requests. Additionally, in September 2017, the U.S. House of Representatives passed a bill that encourages safe testing and commercial deployment of “highly automated vehicles” (“HAVs”) and “automated driving system” (“ADS”) - equipped vehicles.  A similar bill was reported out of the Senate Commerce Committee in October 2017.  Both bills would direct a series of rulemakings eventually affecting manufacturers.  The final bill could require that manufacturers introducing a HAV or ADS-equipped vehicle into interstate commerce must provide the U.S. Department of Transportation with a Safety Evaluation Report that describes how the manufacturer is addressing nine areas regarding vehicle safety, with civil penalties for false or misleading reports.
    At times, organizations like NHTSA or the U.S. Insurance Institute of Highway Safety (“IIHS”) issue or reissue safety ratings applicable to vehicles. NHTSA does not have future changes to its New Car Assessment Program noted in its rulemaking plan. In 2017, the IIHS continued to introduce new tests and modified its “Top Safety Pick” protocol. Pursuant to the new protocol, several of our vehicles' top ratings would be downgraded until new technologies are introduced such as new forward lighting systems. This could impact the market competitiveness of the effected vehicles.
In 2016, NHTSA issued a Notice of Proposed Rulemaking (“NPRM”) designed to enable vehicle-to-vehicle (“V2V”) communication technology.  In 2017, NHTSA removed the V2V technology from its rulemaking plan. Any additional costs that would have been associated with the NPRM are deferred for the foreseeable future.
Furthermore, NHTSA has issued non-binding guidelines for addressing cybersecurity issues in the design and manufacture of new motor vehicles, as well as guidance for the investigation and validation of cybersecurity measures.
In Mexico, a new safety regulation based on U.S. standards is expected to take effect in 2018 which will, among other things, include a deadline for vehicle manufacturers to provide to the Federal Consumer Protection Agency (i) the launch date and a detailed description of every safety campaign applicable to vehicles sold in Mexico, (ii) mandatory recall campaigns, based on international agencies' investigations and guidelines and (iii) mandatory repurchase of defective products.

LATAM Region
Vehicles sold in the LATAM region are subject to different vehicle safety regulations according to each country, generally based on European and United Nations standards.  Brazil published a draft of its 10 year safety regulatory roadmap in 2017. This roadmap provides a staged approach to implementation of new testing requirements and active safety technology. The more costly active safety technologies would be scheduled for implementation after 2024.
APAC Region
Many countries in the Asia Pacific region, including China, South Korea, Japan and India, have adopted or are adopting measures for pedestrian protection and vehicle safety regulations. For example, China published the Regulation for Administration of Recall of Defective Vehicles effective in 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective in 2016. Such new regulations have further strengthened the requirements for vehicle manufacturers in China. In addition, India has implemented vehicle crash regulations effective in 2017 for new models and 2019 for all models. In South Korea, amendments to major provisions relating to vehicle accidents, fire incidents, defect reporting and recall procedures have been proposed that may considerably increase the liabilities and penalties of vehicle manufacturers.
EMEA Region
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or, in very limited cases and aspects, by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. The incorporation of United Nations standards commenced in 2012. Discussions have begun in Europe for a comprehensive upgrade to the “General Safety Regulation” and if implemented, could require a variable suite of passive and active safety technologies, depending on vehicle type and classification.  The significant items under discussion for mainstream vehicles includes automatic emergency braking, intelligent speed assistance, lane keeping, and an expanded scope for front and side crash testing.  The timeline for compulsory implementation is estimated to begin for new vehicle types in 2021.  In addition, beginning in 2018, in-vehicle emergency call systems will be mandatory for new types in the EU markets. In Russia, a similar in-vehicle emergency call system became mandatory in 2015 and there are now draft regulations for these systems in many countries in the Middle East region.
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
Our attention to environmental and sustainability issues is also reflected through our internal World Class Manufacturing system, which currently covers the majority of our plants.
Workplace Health and Safety
FCA aims to provide all employees with a safe, healthy and productive work environment at every site worldwide and in every area of activity. Accordingly, the Group focuses on identifying and evaluating safety risks, implementing safety and ergonomic standards, promoting employee awareness and safe behavior and encouraging a healthy lifestyle.

The goal of achieving zero accidents is formalized in the targets set by FCA, as well as through global adoption of an Occupational Health and Safety Management System (“OHSMS”) certified to the OHSAS 18001 standard. At December 31, 2017, the vast majority of our plants had an OHSMS in place that was OHSAS 18001 certified.
Effective safety management is also supported by the application of WCM tools and methodologies, active involvement of employees, development of specific competencies and targeted investment.
Applicability of Banking Law and Regulation to Financial Services
Several of our captive finance companies, each of which provides financial services to our customers, are regulated as financial institutions in the jurisdictions in which they operate. FCA Bank S.p.A., incorporated in Italy, is subject to European Central Bank and Bank of Italy supervision. Within FCA Bank Group, two subsidiaries (the Austrian FCA Bank G.m.b.H. and the Portuguese FCA Capital Portugal I.F.I.C., S.A.), are subject to the supervision of ECB and of the local central banks, whereas certain other subsidiaries are subject to the supervision of the local Supervisory Financial or Banking Authority. Banco Fidis S.A., incorporated in Brazil, is subject to Brazilian Central Bank supervision. FCA Compañia Financiera S.A., incorporated in Argentina, is subject to Argentinian Central Bank supervision. FCA Automotive Finance Co., Ltd, incorporated in China, is subject to the supervision of the Chinese Banking Regulatory Commission and People’s Bank of China. As a result, those companies are subject to regulation in a wide range of areas including solvency, capital requirements, reporting, customer protection and account administration, among other matters.
C. Organizational Structure
Principal Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by FCA. Companies in the list are grouped according to each of our reportable segments as well as our holding and other companies.
For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by FCA and its subsidiaries at December 31, 2017.
Principal Subsidiaries at December 31, 2017:

Name	Country	Percentage Interest Held
NAFTA
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Melfi S.r.l.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00

Name	Country	Percentage Interest Held
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00
FCA France S.A.	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Components
Magneti Marelli S.p.A.	Italy	99.99(1)
Automotive Lighting LLC	USA (Delaware)	100.00
Automotive Lighting Reutlingen GmbH	Germany	99.99
Teksid S.p.A.	Italy	100.00
Comau S.p.A.	Italy	100.00
COMAU LLC	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe S.A.	Luxembourg	100.00
Fiat Chrysler Finance North America, Inc.	USA (Delaware)	100.00
Fiat Chrysler Finance US Inc.	USA (Delaware)	100.00
___________________________
(1) FCA holds 100 percent of the voting interest in Magneti Marelli S.p.A.
D. Property, Plant and Equipment
As of December 31, 2017, we operated 159 manufacturing facilities (excluding joint ventures and including vehicle and light commercial vehicle assembly, powertrain and components plants), of which 37 were located in Italy, 31 in the rest of Europe, 30 in the U.S., 19 in Brazil, 14 in Mexico, 6 in Canada, 4 in Argentina and the remaining plants in other countries. We also own other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of our property, plant and equipment as of December 31, 2017 was €29.0 billion.
A number of our manufacturing facilities and equipment, such as land and industrial buildings, plant and machinery and other assets, are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2017, our property, plant and equipment (excluding property, plant and equipment of FCA US) reported as pledged as collateral for loans amounted to approximately €2,372 million, as compared to €1,940 million at December 31, 2016.
Substantially all the property, plant and equipment of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under its Tranche B Term Loan, other than its Auburn Hills, Michigan headquarters and technology center, which are not pledged. For a description of the Tranche B Term Loan, see Item 5B. Liquidity and Capital Resources.

We believe that planned production capacity is adequate to satisfy anticipated retail demand and our operations are designed to be flexible enough to accommodate the planned product design changes required to meet global market conditions and new product programs (such as through leveraging existing production capacity in each region for export needs).
The following table provides information about our significant vehicle assembly plants as of December 31, 2017, excluding joint ventures:

Country	Location	Covered Area (square meters)
NAFTA
U.S.	Belvidere	357,888
U.S.	Jefferson North	199,596
U.S.	Sterling Heights	252,317
U.S.	Toledo North	225,468
U.S.	Toledo Supplier Park	114,267
U.S.	Warren Truck	296,193
Mexico	Toluca	306,570
Mexico	Saltillo	221,010
Canada	Brampton	221,687
Canada	Windsor	299,925
LATAM
Brazil	Betim	677,945
Brazil	Pernambuco	534,482
Argentina	Cordoba	227,162
EMEA
Italy	Cassino	580,940
Italy	Melfi	453,962
Italy	Pomigliano	494,727
Italy	Turin (Mirafiori)	495,160
Poland	Tychy	421,324
Serbia	Kragujevac	369,907

We have three vehicle assembly plants for Maserati in Italy (including two plants owned by FCA Italy), as well as 70 manufacturing plants worldwide for Magneti Marelli (excluding joint ventures), 13 plants for Comau and 5 for Teksid.
We are not aware of any environmental issues that would materially affect the utilization of our fixed assets. See Item 4B. Business Overview—Environmental and Other Regulatory Matters—Industrial Environmental Control.
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
Overview
As described in Item 4B. Business Overview—Business Summary, our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment.

In 2017, we shipped 4.4 million vehicles, we had Net revenues of €110.9 billion and Net profit of €3.5 billion. At December 31, 2017, we had available liquidity of €20.4 billion (including €7.6 billion available under undrawn committed credit lines) and we had net industrial debt of €2.4 billion (See Item 5. Operating and Financial Review—Non-GAAP Financial Measures—Net Debt).
Our Business Plan
In May 2014, we announced our 2014-2018 Business Plan, which focused on: strengthening and differentiating our portfolio of brands, including the globalization of Jeep and Alfa Romeo; volume growth; continued platform convergence and focus on cost efficiencies, as well as enhancing margins and strengthening our capital structure. In January 2016, we updated the plan primarily to respond to changes in customer trends, certain regional political and economic uncertainties, as well as to account for the separation of Ferrari from the Group.
In 2017, we continued to make significant strides toward accomplishing these objectives, by:

•	Completing the globalization of Jeep production with the addition of localized production in India;

•	Continuing to grow global Jeep volumes in markets outside NAFTA, as we focused on reducing Jeep fleet volumes in the U.S.;

•
Continued execution of the NAFTA capacity realignment plan with the relocation of Jeep Cherokee assembly in May 2017, production launch of the all-new Jeep Wrangler in December 2017 and preparation for the launch of the all-new Ram 1500 in January 2018;

•	Achieving strong results at Maserati with an Adjusted EBIT margin of 13.8% for the year from 9.7% in 2016;

•	Further globalizing the Alfa Romeo brand with worldwide launches of the all-new Alfa Romeo Giulia and Stelvio;

•	Improving our Group Adjusted EBIT margins 90 basis points from 2016 to 6.4%; and

•	Further reducing Net industrial debt to €2.4 billion from €4.6 billion at December 31, 2016.
Notwithstanding the market, competitive and economic changes since May 2014, we have reaffirmed our intent to deliver significant positive operating cash flows in the final year of the Business Plan and reiterated our goal to achieve a Net industrial cash position by the end of 2018.

Trends, Uncertainties and Opportunities
Our results of operations and financial condition are affected by a number of factors, including those that are outside our control.
Shipments. Vehicle shipments are generally driven by our plans to meet consumer demand. Consumer demand for vehicles is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers, as discussed further below. We generally recognize revenue upon vehicle shipment, which is when the risks and rewards of ownership of a vehicle are transferred to our customers. This generally occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to the dealer or distributor. Shipments and revenue recognition are generally not directly correlated with retail sales by dealers, which may be affected by other factors including dealer decisions as to their appropriate inventory levels.
Product Development and Technology. An integral part of our Business Plan, and a key driver of consumer demand and therefore our shipments, has been the continued refresh, renewal and growth of our vehicle portfolio, and we have committed significant capital and resources toward the introduction of new vehicles on new platforms, with additions of new powertrain technology. In order to realize a return on the significant investments we have made to sustain market share and to achieve competitive operating margins, we will have to continue significant investment in new vehicle launches. We believe efforts in developing common vehicle platforms and powertrains have accelerated the time-to-market for many of our new vehicle launches and resulted in cost savings.
The costs associated with product development, vehicle improvements and launches can impact our Net profit. In addition, our ability to continue to make the necessary investments in product development, and recover the related costs, depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce. For example, in late 2017 we launched production of the all-new four door Jeep Wrangler in NAFTA and we intend to launch the all-new two door and four door Jeep Wranglers, all-new Ram 1500 pickup and a refreshed Jeep Cherokee in various markets in 2018. During a new vehicle launch and introduction to the market, we typically incur increased selling, general and advertising expenses associated with the advertising campaigns and related promotional activity.
Costs we incur in the initial research phase for new projects (which may relate to vehicle models, vehicle platforms, powertrains or technology) are expensed as incurred and reported as Research and development costs. Costs we incur for product development are capitalized and recognized as intangible assets if and when the following two conditions are both satisfied: (i) development expenditures can be measured reliably and (ii) the technical feasibility of the project, and the anticipated volumes and pricing indicate it is probable that the development expenditures will generate future economic benefits. Capitalized development expenditures include all costs that may be directly attributed to the development process. Such capitalized development expenditures are amortized on a straight-line basis commencing from start of production over the expected economic useful life of the product developed, and such amortization is recognized and reported as Research and development costs in our Consolidated Income Statement. If vehicle production is terminated prior to the expected end date, amortization of capitalized development expenditures is accelerated over the remaining useful economic life of that vehicle model or platform. If vehicle production is terminated in the current period, all unamortized capitalized development expenditures are expensed during that period.
Future developments in our product portfolio to support our growth strategies and their related development expenditures could lead to significant capitalization of development assets. Our time to market is approximately 24 months, but varies depending on our product, from the date the design is signed-off for tooling and production, after which the project goes into production, resulting in an increase in amortization. Therefore our operating results are impacted by the cyclicality of our research and development expenditures based on our product portfolio strategies and our product plans.
In order to meet expected changes in consumer demand and regulatory requirements, we intend to invest significant resources in product development and research and development. New markets for alternative fuel source vehicles and autonomous vehicles are also beginning to emerge. In addition, global demand continues to shift from passenger cars to utility vehicles and away from diesel-powered vehicles. We expect to invest resources in all of these areas in order to meet future demand.

Cost of revenues. Cost of revenues includes purchases (including costs related to the purchase of components and raw materials), labor costs, depreciation, amortization, logistic and product warranty and recall campaign costs. We purchase a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. These purchases have historically accounted for 70-80 percent of total Cost of revenues. Fluctuations in Cost of revenues are primarily related to the number of vehicles we produce and sell along with shifts in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore higher costs per unit. Cost of revenues may also be affected, but generally to a lesser extent, by fluctuations in raw material prices. The cost of raw materials has historically comprised 10-15 percent of the total purchases described above, while the remaining portion of purchases is made of components, conversion of raw materials and overhead costs. We typically seek to manage these costs and minimize their volatility by using fixed price purchase contracts, commercial negotiations and technical efficiencies. Because of these effects and relatively more stable commodities markets, for the periods reported, changes in component and raw material costs generally have not had a material effect on the period to period comparisons of our Cost of revenues. Nevertheless, our Cost of revenues related to materials and components has increased, as we have significantly enhanced the content of our vehicles as we renew and refresh our product offerings. Over time, technological advancements and improved material sourcing may reduce the cost to us of the additional enhancements. In addition, we seek to recover higher costs through pricing actions, but even when competitive conditions permit this, there may be a time lag between the increase in our costs and our ability to realize improved pricing. Accordingly, our results are typically adversely affected, at least in the short term, until price increases are accepted in the market.
Further, in many markets where our vehicles are sold, we are required to pay import duties on those vehicles, which are included in Cost of revenues. We reflect these costs in the price charged to our customers to the extent market conditions permit. However, for many of our vehicles, particularly in the mass-market vehicle segments, we cannot always pass along increases in those duties to our dealers and distributors and remain competitive. Our ability to price our vehicles to recover those increased costs has affected, and will continue to affect, our profitability.
Pricing. Our profitability depends in part on our ability to maintain or improve pricing on the sale of our vehicles to dealers and fleet customers and will also be significantly impacted by our ability to pass along the increased costs of the technology needed to meet increased regulatory compliance requirements.
In addition, the automotive industry continues to experience intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. Historically, manufacturers have promoted products by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized financing or leasing programs. The amount and types of incentives are dependent on numerous factors, including market competition level, vehicle demand, economic conditions, model age and time of year, due to industry seasonality. We plan to continue to use such incentives to price vehicles competitively and to manage demand and support inventory management profitability.
Vehicle Profitability. Our results of operations reflect the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size, content of those vehicles and brand positioning. Vehicle profitability also depends on sales prices to dealers and fleet customers, net of sales incentives, costs of materials and components, as well as transportation and warranty costs. In the NAFTA segment, our larger vehicles such as our larger SUVs and pickup trucks have historically been more profitable than other vehicles and accounted for approximately 62 percent of our total U.S. retail vehicle shipments in 2017. In recent years, consumer preferences for certain larger vehicles, such as SUVs, have increased; however, in the past consumer preferences have periodically shifted away from larger vehicles, which affects their profitability on a per unit and aggregate basis.
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
Vehicles sold under certain brand and model names are generally more profitable when there is strong brand recognition of those vehicles. In some cases this is tied to a long history for those brands and models, and in other cases to customers identifying these vehicles as being more modern and responsive to customer needs. For instance, in the EMEA segment, our vehicles in the Fiat 500 family tend to be more profitable than older model vehicles of similar size.

Economic Conditions. Demand for new vehicles tends to reflect economic conditions in the various markets in which we operate because retail sales depend on individual purchasing decisions, which in turn are affected by many factors including levels of disposable income. Fleet sales and sales of light commercial vehicles are also influenced by economic conditions, which drive vehicle utilization and investment activity. Further, demand for light commercial vehicles and pickup trucks is driven, in part, by construction and infrastructure projects. Therefore, our performance is affected by the macroeconomic trends in the markets in which we operate.
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
Further, developments in regulatory requirements in China, the largest single market in the world in 2017, limit in some respects, the product offerings we can pursue as we expand the scope of our operations in that country. Refer to Item 3D. Risk Factors - Laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business. for more information.
Consolidation. The automotive industry is exceptionally capital intensive and capital expenditures and research and development requirements in our industry have continued to grow significantly in recent years as we pursue technological innovations and respond to a number of challenges. Compliance with enhanced emissions and safety regulations continue to impose new and increasing capital requirements as does the development of proprietary components. While we continue to implement our Business Plan, and we believe that our business will continue to grow and our operating margins will continue to improve, if we are unable to reduce our capital requirements either through cooperation or consolidation with other manufacturers, we may not be able to reduce component development costs, optimize manufacturing investments or product allocation and improve utilization of tooling, machinery and equipment, as a result of which our product development and manufacturing costs will continue to restrict our profitability and return on capital. Although there can be no assurance that these challenges can be overcome through large scale integration or product development and manufacturing collaboration, if we are unable to pursue such benefits our returns on capital employed and valuation may suffer.
Components Segment. In 2017, our Chief Executive Officer announced that we are considering the separation of a portion of our Components segment from the Group, with a final decision to likely be announced in the first half of 2018. Depending on the businesses involved and the form of transaction, such a separation could materially impact our financial condition and results of operations.
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

Effects of Foreign Exchange Rates. Foreign exchange rates, including the U.S. Dollar/Euro exchange rate, have fluctuated significantly in 2017, and may continue to do so in the future. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact. Given the size of our U.S. operations, a strengthening of the U.S. dollar against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in the U.S. of vehicles and components produced in Europe. We are primarily financed by a mix of Euro, U.S. dollar and Brazilian Real denominated debt. Given the mix of our debt and liquidity, strengthening of the U.S. dollar against the Euro generally would have a positive impact on our net debt position.
In order to reduce the impacts of Foreign Exchange Rates, we hedge a percentage of certain exposures. Refer to Item 11. Quantitative and Qualitative Disclosures - Quantitative information on foreign currency exchange rate risk for additional information.
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
The estimates and underlying assumptions, which are based on management's best judgment, are reviewed by the Group periodically and when circumstances require. Actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimates are recognized in the period in which the adjustment is made, or in future periods.
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
Other Post-Employment Benefits
The Group provides health care, legal, severance indemnity, life insurance benefits and other postretirement benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
These other post-retirement employee benefits (“OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with OPEB, requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made. Significant differences in actual experience or significant changes in assumptions may affect the OPEB obligations and OPEB expense. Of these assumptions, changes in discount rates and health care cost trends are most likely to have a material effect on the OPEB obligations. Refer to Note 2, Basis of Preparation - Use of Estimates, within our Consolidated Financial Statements included elsewhere in this report, for additional information on the sensitivity of carrying amounts of the Group's OPEB obligations to changes in discount rates and health care costs.
Refer to Note 19, Employee benefits liabilities, within our Consolidated Financial Statements included elsewhere in this report for additional information and a detailed discussion of the assumptions used to calculate the Group's OPEB obligations.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures, primarily related to the NAFTA and EMEA segments. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Group’s current business plan, of the cash generating units (“CGUs”) to which the assets relate. The global automotive industry is experiencing significant change as a result of evolving regulatory requirements for fuel efficiency, greenhouse gas emissions and other tailpipe emissions and emerging technology changes, such as autonomous driving.  Our business plan could change in response to these evolving requirements and emerging technologies, which may result in changes to our estimated future cash flows and could affect the recoverability of our non-current assets with definite useful lives.  Any change in recoverability would be accounted for at the time such change to the business plan occurs.

For the years ended December 31, 2017, 2016 and 2015, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value in use and was determined using a discounted cash flow methodology. A cash generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGUs that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2017, impairment losses totaling €229 million were recognized. The most significant components of this impairment loss were in EMEA, related to changes in the global product portfolio and in LATAM, related to product portfolio changes. It was determined that the carrying amount of the CGUs exceeded their value in use and accordingly an impairment charge of €142 million was recognized in EMEA and €56 million in LATAM. In addition, during the second quarter of 2017, due to the continued deterioration of the economic conditions in Venezuela, an impairment test, which compared the carrying amount of certain of FCA Venezuela's assets to their fair value using a market approach, resulted in impairment losses of €21 million.
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
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or CGUs within operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount a CGU is the higher of its fair value less costs of disposal and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill has been allocated to the NAFTA, EMEA, APAC and LATAM operating segments.

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
Recoverability of Deferred Tax Assets
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill. Moreover, the Group estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.
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
As of December 31, 2017, the Group had total deferred tax assets on deductible temporary differences of €6,798 million (€10,159 million at December 31, 2016), of which €940 million was not recognized (€551 million at December 31, 2016). At December 31, 2017, the Group also had deferred tax assets on tax loss carry-forwards of €4,718 million (€4,444 million at December 31, 2016), of which €3,740 million was not recognized (€3,197 million at December 31, 2016). In addition, the Group also had deferred tax liabilities on taxable temporary differences of €5,220 million at December 31, 2017 (€7,350 million at December 31, 2016).
Included in the above amounts, as of December 31, 2017, the Group had total deferred tax assets of €3,256 million (€2,902 million at December 31, 2016) in Italy which are primarily attributable to Italian tax loss carry-forwards that can be carried forward indefinitely. The Group recognized €898 million (€750 million at December 31, 2016) of these deferred tax assets as the Group expects sufficient Italian taxable income will be generated in future periods which will allow the use of these deferred tax assets. As a result, €2,358 million of deferred tax assets in Italy were not recognized as of December 31, 2017 (€2,152 million at December 31, 2016).
Also included in the above amounts, as of December 31, 2017, the Group had total deferred tax assets of €1,287 million in Brazil (€1,276 million at December 31, 2016) primarily attributable to Brazilian tax loss carry-forwards which can be carried forward indefinitely. During the year ended December 31, 2017, deferred tax assets decreased due to €281 million related to the reversal of the Brazilian indirect tax liability and €453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable. The Group continues to recognize Brazilian deferred tax assets of €148 million (€976 million at December 31, 2016) as the Group considers it probable that we will have sufficient taxable income in the future that will allow us to realize these deferred tax assets.
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
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In NAFTA, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once a specific recall campaign is approved and is announced.
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

Other Contingent Liabilities
The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible or probable but the amount cannot be measured with sufficient reliability, the matter is disclosed in the Consolidated Financial Statements. The Group is the subject of legal proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. The Group monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters and that actual outflows of funds differ from the amounts provided.
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
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. An accrual is established in connection with pending or threatened litigation if it is probable there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes probable, but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. Since these accruals represent estimates, the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued or may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
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
The grant date fair value of certain FCA equity-awards with performance conditions that include market conditions is measured using the Monte Carlo simulation model. The Monte Carlo simulation model requires the input of subjective assumptions, including the expected volatility of our common stock, interest rates and correlation coefficient between our common stock and the relevant market index. The grant date fair value of certain restricted stock unit FCA awards is calculated as the closing price of our common stock on the date of grant taking into account the terms and conditions upon which the instruments were granted.
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

New Standards Applicable from January 1, 2017
For new standards, amendments and interpretations issued by the IASB that are effective from January 1, 2017, reference should be made to Note 2, Basis of Preparation, within the Consolidated Financial Statements included elsewhere in this report.
Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net debt, Net industrial debt, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS as issued by the IASB as well as IFRS adopted by the European Union.
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
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities, as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective region or sector in which they operate.
Net industrial debt (i.e., Net debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt. Net industrial debt should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial debt depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial debt should therefore be evaluated alongside these other measures as reported under IFRS for a complete view of the Company’s capital structure and liquidity.
Refer to Item 5A. Liquidity and Capital Markets—Net Debt below for further information and the reconciliation of these non-GAAP measures to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.

Adjusted EBIT: excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
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
Adjusted Net Profit: is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
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
Constant Currency Information: The discussion within Item 5A. Operating Results—Results of Operations includes information about our results at constant exchange rates (“CER”), which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 2, Basis of Preparation, within the Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

A. Operating Results
Shipment Information
As discussed in Item 4B. Business Overview—Business Summary, our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), the Maserati global luxury brand segment and a global Components segment. The following table sets forth our vehicle shipment information by segment (excluding the Components segment). Vehicle shipments are generally aligned with current period production which is driven by our plans to meet consumer demand. Revenue is recognized when the risks and rewards of ownership of a vehicle have been transferred to our customers, which generally corresponds to the date when the vehicles are made available to dealers or distributors, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers or distributors. Revenues related to new vehicle sales with a buy-back commitment, or through the Guaranteed Depreciation Program (“GDP”), under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease and rental income is recognized over the contractual term of the lease on a straight line basis. For a description of our dealers and distributors see Item 4B. Business Overview—Mass-Market Vehicles. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues are recorded in any given period.

	Years ended December 31
(thousands of units)	2017	2016	2015
NAFTA	2,401	2,587	2,726
LATAM	521	456	553
APAC	85	91	149
EMEA	1,365	1,306	1,142
Maserati	51	42	32
Total Consolidated shipments	4,423	4,482	4,602
Joint venture shipments	317	238	136
Total Combined shipments	4,740	4,720	4,738
For discussion of shipments for NAFTA, LATAM, APAC, EMEA and Maserati for 2017 as compared to 2016 and for 2016 as compared to 2015, refer to —Results by Segment below.

Results of Operations
Group Results – 2017 compared to 2016 and 2016 compared to 2015
The following is a discussion of the Group's results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2016 and for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

	Years ended December 31
(€ million)	2017	2016	2015
Net revenues	€110,934	€111,018	€110,595
Cost of revenues	93,975	95,295	97,620
Selling, general and other costs	7,385	7,568	7,576
Research and development costs	3,230	3,274	2,864
Result from investments	410	316	143
Reversal of a Brazilian indirect tax liability	895	—	—
Gains on disposal of investments	76	13	—
Restructuring costs	95	88	53
Net financial expenses	1,469	2,016	2,366
Profit before taxes	6,161	3,106	259
Tax expense	2,651	1,292	166
Net profit from continuing operations	3,510	1,814	93
Profit from discontinued operations, net of tax	—	—	284
Net profit	€3,510	€1,814	€377
Net profit attributable to:
Owners of the parent	€3,491	€1,803	€334
Non-controlling interests	€19	€11	€43
Net revenues

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
(€ million)	2017	2016	2015	% Actual	% CER	% Actual	% CER
Net revenues	€110,934	€111,018	€110,595	(0.1)%	1.0%	0.4%	1.2%
For a discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for 2017 as compared to 2016 and for 2016 as compared to 2015, see —Results by Segment below.
Cost of revenues

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
(€ million)	2017	2016	2015	% Actual	% CER	% Actual	% CER
Cost of revenues	€93,975	€95,295	€97,620	(1.4)%	(0.3)%	(2.4)%	(1.6)%
Cost of revenues as % of Net revenues	84.7%	85.8%	88.3%
Cost of revenues includes purchases (including commodity costs), labor costs, depreciation, amortization, logistic, product warranty and recall campaign costs.

The decrease in Cost of revenues in 2017 compared to 2016 was primarily related to (i) lower volumes, (ii) foreign exchange translation effects, (iii) purchasing efficiencies, and (iv) the charges recognized in 2016, which were higher than the charges recognized in 2017, for the estimated costs of recall campaigns related to an industry-wide recall for airbag inflators manufactured by Takata Corporation. These were partially offset by (v) vehicle mix and (vi) higher product costs for content enhancements. The decrease in Cost of revenues was primarily attributable to decreases in NAFTA and APAC, which were partially offset by increases in LATAM, EMEA, and Maserati.
The decrease in Cost of revenues in NAFTA in 2017 compared to 2016 was primarily due to (i) lower volumes (ii) foreign exchange translation effects, (iii) purchasing savings, and (iv) the charges recognized for the estimated costs of recall campaigns related to an industry-wide recall for airbag inflators manufactured by Takata Corporation, which were predominantly recognized in 2016. These were partially offset by (v) mix, (vi) higher product costs for content enhancements and (vii) increased costs for the capacity realignment plan.
The decrease in Cost of revenues in APAC in 2017 compared to 2016 was mainly due to (i) lower volumes due to planned reductions of Jeep imports in China, (ii) vehicle mix, and (iii) the final settlement of insurance recoveries relating to Tianjin, China, port explosions in 2015 (see below). These were partially offset by (iv) higher industrial costs from negative foreign exchange impacts.
The increase in Cost of revenues in LATAM in 2017 compared to 2016 was mainly due to (i) higher volumes, (ii) vehicle mix, (iii) foreign exchange translation effects, (iv) higher input cost inflation and (v) higher depreciation and amortization related to new vehicles.
The increase in Cost of revenues in EMEA in 2017 compared to 2016 was mainly due to (i) higher volumes and (ii) vehicle mix, which were partially offset by (iii) purchasing and manufacturing efficiencies.
The increase in Cost of revenues in Maserati in 2017 compared to 2016 was mainly due to due to (i) higher volumes, partially offset by (ii) foreign exchange translation effects and (iii) lower industrial costs.
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
Selling, general and other costs

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
(€ million)	2017	2016	2015	% Actual	% CER	% Actual	% CER
Selling, general and other costs	€7,385	€7,568	€7,576	(2.4)%	(1.6)%	(0.1)%	0.9%
Selling, general and other costs as% of Net revenues	6.7%	6.8%	6.9%
Selling, general and other costs includes advertising, personnel and administrative costs. Advertising costs amounted to approximately 45 percent, 47 percent and 47 percent of total Selling, general and other costs for the years ended December 31, 2017, 2016 and 2015, respectively.
The decrease in Selling, general and other costs in 2017 as compared with 2016 primarily relates to (i) lower advertising and marketing costs, primarily in NAFTA, (ii) foreign exchange translation effects and (iii) cost efficiencies, mainly in NAFTA and EMEA, which were partially offset by increased launch costs for Alfa Romeo in NAFTA, APAC and EMEA.

Selling, general and other costs in 2016 was consistent with 2015 and primarily reflected (i) higher advertising costs in NAFTA to support product launches, mainly related to the all-new Chrysler Pacifica, (ii) higher advertising costs in EMEA, mainly for new product launches, particularly the Alfa Romeo brand, and (iii) an increase in Maserati for commercial launch activities, which were offset by (iv) lower marketing costs in APAC, which are incurred by the GAC FCA JV as a result of the shift to localized production in China, and (v) lower costs in LATAM primarily driven by continued cost reduction initiatives to right-size to market volume.
Research and development costs

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
(€ million)	2017	2016	2015	% Actual	% CER	% Actual	% CER
Research and development expenditures expensed	€1,696	€1,661	€1,449	2.1%	3.4%	14.6%	15.0%
Amortization of capitalized development expenditures	1,424	1,492	1,194	(4.6)%	(4.4)%	25.0%	25.5%
Impairment and write-off of capitalized development expenditures	110	121	221	(9.1)%	(9.9)%	(45.2)%	(45.2)%
Total Research and development costs	€3,230	€3,274	€2,864	(1.3)%	(0.7)%	14.3%	14.8%

	Years ended December 31
	2017	2016	2015
Research and development expenditures expensed as % of Net revenues	1.5%	1.5%	1.3%
Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.3%	1.1%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%	0.1%	0.2%
Total Research and development costs as % of Net revenues	2.9%	2.9%	2.6%
The following table summarizes our research and development expenditures for the years ended December 31, 2017, 2016 and 2015:

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Capitalized development expenditures	€2,586	€2,558	€2,504	1.1%	2.2%
Research and development expenditures expensed	1,696	1,661	1,449	2.1%	14.6%
Total Research and development expenditures	€4,282	€4,219	€3,953	1.5%	6.7%
Capitalized development expenditures as % of Total Research and development expenditures	60.4%	60.6%	63.3%
Total Research and development expenditures as % of Net revenues	3.9%	3.8%	3.6%
We conduct research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of our vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with powertrain technologies. For further details of research and development costs, see Item 5. Operating and Financial Review—Trends, Uncertainties and Opportunities—Product Development and Technology and Item 5C. Research and Development, Patents and Licenses, etc.
The decrease in amortization of capitalized development expenditure in 2017 compared to 2016 was mainly attributable to changes in the expected lifecycle of certain models and foreign exchange translation effects, which was partially offset by the increase attributable to all-new Maserati Levante, all-new Alfa Romeo Giulia, and Stelvio, all-new Jeep Compass, and all-new Fiat Argo in LATAM.

The impairment and write-off of capitalized development expenditures during the year ended December 31, 2017 mainly related to global product portfolio changes in EMEA and changes in the LATAM product portfolio.
The increase in amortization of capitalized development expenditures in 2016 compared to 2015 was mainly attributable to the all-new Chrysler Pacifica in NAFTA, the all-new Alfa Romeo Giulia in EMEA and the all-new Maserati Levante.
The impairment and write-off of capitalized development expenditures during the year ended December 31, 2016 mainly related to the Group's realignment to SUV production in China, which resulted in an impairment charge of €90 million for the locally-produced Fiat Viaggio and Ottimo vehicles.
Result from investments

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Result from investments	€410	€316	€143	29.7%	121.0%
The increase in Result from investments in 2017 compared to 2016, and in 2016 compared to 2015 was primarily attributable to improved results from the GAC FCA JV in APAC, due to the increased localized production in China, as well as improved results from the FCA Bank.
Reversal of a Brazilian indirect tax liability
In June 2017, the Group reversed a Brazilian indirect tax liability of €895 million, reflecting certain court decisions. As this liability related to the Group’s Brazilian operations in multiple segments and given the significant and unusual nature of the item, it was not attributed to the results of the related segments and was excluded from Group Adjusted EBIT (refer to Note 22, Other liabilities and Tax payables) for the year ended December 31, 2017.
Net financial expenses

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Net financial expenses	€1,469	€2,016	€2,366	(27.1)%	(14.8)%
The decrease in Net financial expenses in 2017 compared to 2016, and in 2016 compared to 2015 was primarily due to the continuation of the planned reduction in gross debt.
Tax expense

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Tax expense	€2,651	€1,292	€166	105.2%	n.m.
Effective tax rate	43.0%	40.2%	54.4%	+280 bps	-1,420 bps
__________________________
n.m. = Number is not meaningful.
The increase in Tax expense in 2017 compared to 2016 was primarily attributable to (i) higher profit before taxes, particularly in NAFTA, (ii) net decreases in generation and usage of tax credits, (iii) the impact of the December 2017 U.S. tax reform of €88 million and (iv) a decrease in Brazilian deferred tax assets of €734 million, composed of:

•	€281 million related to the reversal of a Brazilian indirect tax liability mentioned above; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax asset was no longer recoverable.

These items were excluded from Group Adjusted net profit.
The increase in the effective tax rate to 43.0 percent in 2017 from 40.2 percent in 2016 was primarily due to (i) reduced generation and usages of tax credits in NAFTA, and (ii) a decrease in Brazilian deferred tax assets, which was partially offset by (iii) tax benefits recorded on changes to prior years’ tax positions.
    The increase in Tax expense in 2016 compared to 2015 was primarily attributable to higher profits in NAFTA.
The decrease in the effective tax rate to 40.2 percent in 2016 from 54.4 percent in 2015 was mainly due to the decreased impact of deferred tax assets not recognized.
Profit from discontinued operations, net of tax

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Profit from discontinued operations, net of tax	€	€	€284	—	n.m.
__________________________
n.m. = Number is not meaningful
The spin-off of Ferrari was approved on December 3, 2015 and our Ferrari operating segment was presented as a discontinued operation in the Consolidated Financial Statements for the year ended December 31, 2015. The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. For more information, refer to Note 3, Scope of consolidation, within our Consolidated Financial Statements included elsewhere in this report.
Net profit from continuing operations

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Net profit from continuing operations	€3,510	€1,814	€93	93.5%	n.m.
__________________________
n.m. = Number is not meaningful
The increase in Net profit from continuing operations in 2017 compared to 2016 was mainly driven by improved operating performance in 2017, lower financial expenses, as well as the €895 million gain from the reversal of a Brazilian indirect tax liability, which were partially offset by higher income taxes for the year.
The increase in Net profit from continuing operations in 2016 compared to 2015 was mainly driven by improved operating performance in 2016 as well as costs recognized in 2015 associated to the NAFTA capacity realignment and change in estimate for future recall campaigns.
Adjusted EBIT

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
(€ million)	2017	2016	2015	% Actual	% CER	% Actual	% CER
Adjusted EBIT	€7,054	€6,056	€4,794	16.5%	18.8%	26.3%	27.4%
Adjusted EBIT margin (%)	6.4%	5.5%	4.3%	+90 bps	—	+120 bps	—

The following charts present our Adjusted EBIT walk by segment for 2017 as compared to 2016 and for 2016 as compared to 2015.
For a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) in 2017 as compared to 2016 and for 2016 as compared to 2015, see —Results by Segment below.

The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted EBIT:

	Years ended December 31
(€ million)	2017	2016	2015
Net profit from continuing operations	€3,510	€1,814	€93
Tax expense	2,651	1,292	166
Net financial expenses	1,469	2,016	2,366
Adjustments:
Reversal of a Brazilian indirect tax liability	(895)	—	—
Impairment expense	229	225	118
Recall campaigns - airbag inflators	102	414	—
Restructuring costs	95	88	53
Resolution of certain Components legal matters	43	—	—
Deconsolidation of Venezuela	42	—	—
Costs for recall - contested with supplier	—	132	—
NAFTA capacity realignment	(38)	156	834
Tianjin (China) port explosions (insurance recoveries)/costs	(68)	(55)	142
Gains on disposal of investments	(76)	(13)	—
Change in estimate for future recall campaign costs	—	—	761
NHTSA Consent Order and amendment	—	—	144
Currency devaluations	—	19	163
Other	(10)	(32)	(46)
Total Adjustments	(576)	934	2,169
Adjusted EBIT	€7,054	€6,056	€4,794
During the year ended December 31, 2017 Adjusted EBIT excluded adjustments primarily related to:

•	€895 million gain on the reversal of a liability for Brazilian indirect taxes, as reported above;

•	€229 million charge relating to asset impairments, primarily in LATAM and EMEA, resulting from changes in the product portfolio, as well as, impairments of certain real estate assets in Venezuela;

•
€102 million charge relating to an expansion of the scope of the Takata airbag inflator recalls, of which €29 million related to the previously announced recall in NAFTA and €73 million related to the preventative safety campaigns in LATAM. During 2016, estimated costs of recall campaigns related to Takata airbag inflators of €414 million were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016, to adjust the warranty provision for an expansion in May 2016 of the population recalled. As the charges for the warranty adjustment were due to an industry-wide recall resulting from parts manufactured by Takata, and, due to the financial uncertainty of Takata, we determined these charges were unusual in nature, and as such, the charges for both 2016 and 2017 were excluded from Adjusted EBIT (refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report for additional information);

•	€95 million restructuring costs, primarily €75 million of workforce restructuring costs related to LATAM;

•	€43 million relating to the resolution of certain Components legal matters;

•	€42 million net loss resulting from deconsolidation of our operations in Venezuela. Refer to Note 3 - Scope of Consolidation;

•
€38 million income related to adjustments to reserves for the NAFTA capacity realignment plan. During the year ended December 31, 2015, as part of the plan to improve margins in NAFTA, the Group realigned a portion of its manufacturing capacity in the region to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. As a result, in 2015, a total of €834 million, of which €422 million related to tangible asset impairments, €236 million related to the payment of supplemental unemployment benefits due to planned extended downtime at certain plants associated with the implementation of the new manufacturing plan and €176 million related to the impairment of capitalized development costs with no future economic benefit, was recorded during 2015 and excluded from Adjusted EBIT. During the year ended December 31, 2016, net incremental costs of €156 million from the implementation of the plan were recognized and also excluded from Adjusted EBIT;

•
€68 million income reflecting final insurance recoveries related to the explosions at the Port of Tianjin, China. On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin impacted several storage areas containing approximately 25,000 FCA branded vehicles, of which approximately 13,300 were owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As a result of the explosions, nearly all of the vehicles at the Port of Tianjin were affected and some were destroyed. During the year ended December 31, 2015, a total cost of €142 million was excluded from Adjusted EBIT, of which €89 million that related to incremental incentives for vehicles affected by the explosion was recorded as a reduction to Net revenues and €53 million relating to the write-down of the affected inventory reduced Cost of revenues. During the year ended December 31, 2016, €55 million of insurance recoveries relating to Tianjin were excluded from Adjusted EBIT. Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT. Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT; and

•	€76 million gain on disposal of investments, primarily related to a €49 million gain on the disposal of the Group's publishing business.
During the year ended December 31, 2016 Adjusted EBIT excluded adjustments primarily related to:

•
€225 million charges relating to asset impairments, primarily resulting from the Group's capacity realignment to SUV production in China, which resulted in an impairment charge of €90 million for locally-produced Fiat Viaggio and Ottimo vehicles, and €73 million of impairment losses and asset write-offs, of which €43 million related to certain of FCA Venezuela's assets due to the continued deterioration of the economic conditions in Venezuela;

•	€414 million charge for the estimated costs of recall campaigns related to Takata airbag inflators, referred to above;

•	€88 million restructuring costs, primarily relating to LATAM and Components;

•
€132 million which was recorded within Cost of revenues in the Consolidated Income Statement, related to estimated costs associated with a recall for which costs were contested with a supplier. Although FCA believed the supplier has responsibility for the recall, only a partial recovery of the estimated costs was recognized pursuant to a cost sharing agreement;

•	€156 million relating to the NAFTA capacity alignment referred to above; and

•	€55 million insurance recoveries relating to the Tianjin port explosions referred to above.
During the year ended December 31, 2015 Adjusted EBIT excluded adjustments primarily related to:

•	€118 million charges relating to asset impairments in EMEA and APAC;

•	€53 million restructuring costs, primarily relating to LATAM and Components;

•	€834 million relating to the NAFTA capacity alignment referred to above;

•	€142 million relating to the Tianjin port explosions referred to above;

•
€761 million for estimated future recall campaign costs for vehicles sold in the U.S. and Canada in periods prior to the third quarter of 2015, as a result of increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S. and Canada, an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign experience was added to the adequacy assessment to estimate future recall costs;

•
€144 million, which was recognized within Selling, general and other costs within the Consolidated Income Statement, as a result of a consent order agreed with the U.S. National Highway Traffic Safety Administration (“NHTSA”), resolving issues raised by the NHTSA with respect to FCA US’s execution of twenty-three recall campaigns in NHTSA’s Special Order issued to FCA US in 2015, and deficiencies identified in FCA US’s Transportation Recall Enhancement, Accountability, and Documentation (TREAD) reporting; and

•
€163 million of currency devaluations, of which €83 million related to the devaluation of the Argentinian Peso resulting from changes in monetary policy and €80 million related to Venezuela as a result of the adoption of the Marginal Currency System (the “SIMADI”) exchange rate at June 30, 2015 and the write-down of inventory to the lower of cost or net realizable value.

Adjusted net profit

	Years ended December 31			Increase/(Decrease)
(€ million)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Adjusted net profit	€3,770	€2,516	€1,708	49.8%	47.3%
The increase in Adjusted net profit in 2017 compared to 2016, and in 2016 compared to 2015, was driven by improved operating performance and the reduction in Net financial expenses, which were partially offset by the increase in Tax expense.
The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted net profit:

	Years ended December 31
(€ million)	2017	2016	2015
Net profit from continuing operations	€3,510	€1,814	€93
Adjustments (as above)	(576)	934	2,169
Tax impact on adjustments	14	(232)	(554)
Brazil deferred tax assets write-off	453	—	—
Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	281	—	—
Impact of U.S. tax reform	88	—	—
Total adjustments, net of taxes	260	702	1,615
Adjusted net profit	€3,770	€2,516	€1,708
During the year ended December 31, 2017, Adjusted net profit excluded adjustments related to:

•	€14 million expense reflecting the tax impact on the items excluded from Adjusted EBIT above;

•	€453 million expense relating to the write-off of deferred tax assets in Brazil as reported above;

•	€281 million expense arising on decrease in deferred tax assets related to the release of the Brazilian indirect tax liability noted above; and

•
€88 million expense relating to the impact of December 2017 U.S. tax reform. This estimate may change, potentially materially, as a result of regulations or regulatory guidance that may be issued, changes in the interpretations affecting assumptions underlying the estimate, refinement of our calculations and actions that may be taken, including actions in response to the tax reform act.

During the year ended December 31, 2016 Adjusted net profit excluded adjustments related to:

•	€232 million gain, reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the year ended December 31, 2015 Adjusted net profit excluded adjustments related to:

•	€554 million gain, reflecting the tax impact on the items excluded from Adjusted EBIT above.
Results by Segment – 2017 compared to 2016 and 2016 compared to 2015

(€ million, except shipments which are in thousands of units)	Net revenues			Adjusted EBIT			Shipments
	Years ended December 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015
NAFTA	€66,094	€69,094	€69,992	€5,227	€5,133	€4,450	2,401	2,587	2,726
LATAM	8,004	6,197	6,431	151	5	(87)	521	456	553
APAC	3,250	3,662	4,885	172	105	52	85	91	149
EMEA	22,700	21,860	20,350	735	540	213	1,365	1,306	1,142
Maserati	4,058	3,479	2,411	560	339	105	51	42	32
Components	10,115	9,659	9,770	536	445	395	—	—	—
Other activities	727	779	844	(189)	(244)	(150)	—	—	—
Unallocated items & eliminations(1)	(4,014)	(3,712)	(4,088)	(138)	(267)	(184)	—	—	—
Total	€110,934	€111,018	€110,595	€7,054	€6,056	€4,794	4,423	4,482	4,602
___________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation; also includes costs related to the launch of the Alfa Romeo Giulia platform, which were not allocated to the mass-market vehicle segments due to the limited number of shipments.

The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the year ended December 31, 2017 as compared to the year ended December 31, 2016, and for the year ended December 31, 2016 as compared to the year ended December 31, 2015. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volumes is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated subsidiaries are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

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

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.
NAFTA

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	% Actual	% CER	% Actual	% CER
Shipments (thousands of units)	2,401	2,587	2,726	(7.2)%	—	(5.1)%	—
Net revenues (€ million)	€66,094	€69,094	€69,992	(4.3)%	(2.6)%	(1.3)%	(1.2)%
Adjusted EBIT (€ million)	€5,227	€5,133	€4,450	1.8%	4.0%	15.3%	15.1%
Adjusted EBIT margin (%)	7.9%	7.4%	6.4%	+50 bps	—	+100 bps	—
Shipments
The decrease in vehicle shipments in 2017 compared to 2016 was primarily driven by lower fleet volumes as a result of planned fleet sales reductions, primarily for Jeep, and the discontinuance of the Jeep Patriot, Dodge Dart and Chrysler 200, which was partially offset by increased shipments for the Ram and Alfa Romeo brands, Jeep Grand Cherokee and the all-new Jeep Compass. Shipments reflected decreases in (i) the U.S. of 189 thousand units (-9 percent), which were partially offset by increases in (ii) Mexico of 4 thousand units (+4 percent), with shipments in (iii) Canada remaining flat during the period.
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
Net revenues
The decrease in NAFTA Net revenues in 2017 compared to 2016 was primarily attributable to a €1.7 billion net decrease resulting from lower shipments (as described above), net of favorable vehicle and channel mix and €1.2 billion from negative foreign currency translation effects.
The decrease in NAFTA Net revenues in 2016 compared to 2015 was primarily attributable to a €1.0 billion net decrease resulting from lower shipments (as described above), net of favorable vehicle mix, which was partially offset by an increase in net pricing of €0.1 billion, which was partially offset by negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso.

Adjusted EBIT
The following charts reflect the change in NAFTA Adjusted EBIT by operational driver for 2017 as compared to 2016 and for 2016 as compared to 2015:
The increase in NAFTA Adjusted EBIT in 2017 compared to 2016 was primarily attributable to:

•	favorable mix, net of lower shipments, as described above;

•	positive pricing, partially offset by higher incentives and foreign exchange impacts due to the Canadian Dollar; and

•	lower SG&A expenditure, primarily due to lower advertising costs.
These were partially offset by:

•
higher industrial costs due to higher product costs for content enhancements and increased costs for the capacity realignment plan, partially offset by purchasing efficiencies and lower warranty costs;

•	negative foreign exchange translation effects; and

•	a prior year one-off residual values adjustment, included within Other above.

The increase in NAFTA Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	improved vehicle mix, net of lower shipments, as described above;

•	positive net price, as described above; and

•
decrease in industrial costs primarily related to purchasing savings, lower warranty costs, and positive foreign currency transaction effects, net of higher product costs for content enhancements and higher manufacturing costs.

These were partially offset by:

•	higher SG&A expenditure, primarily due to increased advertising costs.
LATAM

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	% Actual	% CER	% Actual	% CER
Shipments (thousands of units)	521	456	553	14.3%	—	(17.5)%	—
Net revenues (€ million)	€8,004	€6,197	€6,431	29.2%	23.6%	(3.6)%	0.7%
Adjusted EBIT (€ million)	€151	€5	€(87)	n.m.	n.m.	n.m.	n.m.
Adjusted EBIT margin (%)	1.9%	0.1%	(1.4)%	+180 bps	—	+150 bps	—
__________________________
n.m. = Number is not meaningful.
Shipments
The increase in vehicle shipments in 2017 compared to 2016 was primarily attributable to improving market conditions and the success of the Fiat Mobi, the all-new Fiat Argo and Jeep Compass, partially offset by the discontinued Fiat Palio Family. Shipments reflected (i) an increase of 31 thousand units (+9 percent) in Brazil and (ii) an increase of 30 thousand units (+37 percent) in Argentina.
The decrease in vehicle shipments in 2016 compared to 2015 was primarily attributable to poor trading conditions in Brazil due to continued macroeconomic weakness, partially offset by the locally produced Fiat Toro and Jeep Compass. Shipments reflects (i) a decrease of 106 thousand units (-23 percent) in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of 10 thousand units (+12 percent) in Argentina.

Net revenues
The increase in LATAM Net revenues in 2017 compared to 2016 was primarily attributable to €1.4 billion from higher shipments (as described above) and favorable vehicle mix, €0.2 billion from positive net pricing, partially offset by increased incentives, and €0.3 billion from favorable foreign currency translation effects.
The decrease in LATAM Net revenues in 2016 compared to 2015 was primarily attributable to a €0.1 billion net increase resulting from favorable vehicle mix, net of lower volumes (as described above), which was partially offset by €0.3 billion from unfavorable foreign currency effects.
Adjusted EBIT
The following charts reflect the change in LATAM Adjusted EBIT by operational driver for 2017 as compared to 2016 and 2016 as compared to 2015.
The increase in LATAM Adjusted EBIT in 2017 compared to 2016 was primarily attributable to:

•	increased volumes and favorable vehicle mix;

•	favorable net pricing, partially offset by increased incentives; and

•	lower indirect taxes in Brazil.
These were partially offset by:

•	higher industrial costs due to input cost inflation; and

•	higher depreciation and amortization related to new vehicles.

The increase in LATAM Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	favorable volume and mix, as described above; and

•	a decrease in SG&A driven by continued cost reduction initiatives to right-size to market volume.
These were partially offset by:

•	lower net price resulting from strong competition in Brazil; and

•	higher industrial costs due to higher product costs driven by inflation and depreciation and amortization related to new products.
APAC

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	% Actual	% CER	% Actual	% CER
Combined shipments (thousands of units)	290	233	189	24.5%	—	23.3%	—
Consolidated shipments (thousands of units)	85	91	149	(6.6)%	—	(38.9)%	—
Net revenues (€ million)	€3,250	€3,662	€4,885	(11.3)%	(9.2)%	(25.0)%	(23.9)%
Adjusted EBIT (€ million)	€172	€105	€52	63.8%	71.8%	101.9%	114.1%
Adjusted EBIT margin (%)	5.3%	2.9%	1.1%	+240 bps	—	+180 bps	—

The continued transition to localized Jeep production through the GAC FCA JV in China resulted in higher combined shipments (which include shipments from consolidated subsidiaries and unconsolidated joint ventures) and lower consolidated shipments (which only include shipments from consolidated subsidiaries and our operations in India) in 2017 compared to 2016 and 2016 compared to 2015. The GAC FCA JV was fully operational in 2017, with the production of three Jeep sport utility vehicle (“SUV”) models (Cherokee, Renegade and all-new Compass) as compared to the production of only one Jeep SUV model (Cherokee) in 2016. As a result of the increased local production by the GAC FCA JV, the Group is importing fewer vehicles into China. As the GAC FCA JV is accounted for using the equity method of accounting, the results of the joint venture are recognized in the line item Result from investments within the Consolidated Income Statement, rather than being consolidated on a line by line basis. The shift to localized production in China has the effect of decreasing Net revenues and other lines of the Consolidated Income Statement due to fewer shipments through our consolidated operations in China. As this trend continues, the results from the GAC FCA JV and Adjusted EBIT become increasingly important to understanding our results from operations in APAC.
Shipments
The slight decrease in consolidated shipments in 2017 compared to 2016 was primarily attributable to planned reductions of Jeep imports in China, partially offset by the launch of Alfa Romeo in the region and Jeep Compass production in India. The increase in combined shipments in 2017 as compared to 2016 was due to the continued ramp up in localized Jeep production through the GAC FCA JV.
The decrease in consolidated shipments in 2016 compared to 2015 was primarily attributable to the transition to local Jeep production in China, as well as lower volumes in Australia due to pricing actions to offset the weakened Australian Dollar. The increase in combined shipments in 2016 as compared to 2015 was due to localized Jeep production through the GAC FCA JV.
Net revenues
The decrease in APAC Net revenues in 2017 compared to 2016 was primarily due to lower consolidated shipments, as described above, lower parts and components sales, and negative foreign exchange effects.
The decrease in APAC Net revenues in 2016 compared to 2015 was primarily due to lower consolidated shipments, as described above, which was partially offset by favorable vehicle mix from imported vehicles and increased sales of components.
Adjusted EBIT
The following charts reflect the change in APAC Adjusted EBIT by operational driver for 2017 as compared to 2016 and for 2016 as compared to 2015.

The increase in APAC Adjusted EBIT in 2017 compared to 2016 was primarily attributable to:

•	insurance recoveries included within Adjusted EBIT of €93 million relating to the Tianjin (China) port explosions;

•	favorable vehicle mix and lower incentives; and

•	improved results from the GAC FCA JV (included in Other above).
These were partially offset by:

•	launch costs related to the Alfa Romeo brand; and

•	higher industrial costs from negative foreign exchange transaction effects.
The increase in APAC Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	a decrease in SG&A, mainly due to marketing costs incurred by the GAC FCA JV from 2016 onwards; and

•	improved results from the GAC FCA JV driven by the local production of Jeep in China and favorable foreign currency effects (reflected within Other).
These were partially offset by:

•	negative effect from volume and mix with lower imported volumes, net of favorable vehicle mix, as described above;

•	lower net price due to incentives to complete the sell-out of discontinued and other imported vehicles; and

•	higher industrial costs due to unfavorable foreign currency transaction effects.

EMEA

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	% Actual	% CER	% Actual	% CER
Shipments (thousands of units)	1,365	1,306	1,142	4.5%	—	14.4%	—
Net revenues (€ million)	€22,700	€21,860	€20,350	3.8%	4.4%	7.4%	8.7%
Adjusted EBIT (€ million)	€735	€540	€213	36.1%	35.6%	153.5%	n.m.
Adjusted EBIT margin (%)	3.2%	2.5%	1.0%	+70 bps	—	+150 bps	—
_________________________________
n.m. = Number is not meaningful.
Shipments
The increase in vehicle shipments in 2017 compared to 2016 was primarily attributable to the all-new Alfa Romeo Stelvio and Jeep Compass, as well as the Fiat Tipo Family. Shipments reflected (i) an increase in passenger car shipments to 1,068 thousand units (+6 percent) and (ii) an increase in shipments of light commercial vehicles (“LCVs”) to 297 thousand units (+1 percent).
The increase in vehicle shipments in 2016 compared to 2015 was primarily attributable to the all-new Fiat Tipo family, Jeep Renegade and all-new Alfa Romeo Giulia. Shipments reflected (i) an increase in passenger car shipments to 1,012 thousand units (+13 percent) and (ii) an increase in shipments of light commercial vehicles to 294 thousand units (+19 percent).
Net revenues
The increase in EMEA Net revenues in 2017 compared to 2016 was primarily attributable to a positive effect of €1.6 billion related to increases in volumes (as described above) and favorable mix. This was partially offset by negative net pricing and by negative foreign currency exchange impacts including depreciation of the British Pound sterling.
The increase in EMEA Net revenues in 2016 compared to 2015 was primarily attributable to a positive effect of €2.3 billion related to the increase in volumes (as described above) and favorable vehicle mix. This was partially offset by unfavorable foreign currency effects of €0.3 billion.
Adjusted EBIT
The following charts reflect the change in EMEA Adjusted EBIT by operational driver for 2017 as compared to 2016 and for 2016 as compared to 2015.

The increase in EMEA Adjusted EBIT in 2017 compared to 2016 was primarily attributable to:

•	higher volumes and favorable vehicle mix, as described above;

•	lower industrial costs mainly due to purchasing and manufacturing cost efficiencies, partially offset by higher amortization and depreciation costs related to new vehicles; and

•	improved results from the FCA Bank joint venture (included in Other above).
These were partially offset by:

•	unfavorable net pricing, primarily due to higher incentives and negative foreign currency effects, including depreciation of the British Pound sterling.
The increase in EMEA Adjusted EBIT in 2016 compared to 2015 was primarily attributable to:

•	higher volumes and vehicle mix improvement, as described above; and

•	improved results from the FCA Bank and Tofas joint ventures (included in Other above).
These were partially offset by:

•	an increase in industrial costs mainly due to higher research and development costs, net of purchasing and manufacturing efficiencies; and

•	an increase in SG&A mainly due to higher advertising costs to support new product launches, particularly for the Alfa Romeo brand.

Maserati

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	% Actual	% CER	% Actual	% CER
Shipments (thousands of units)	51	42	32	21.4%	—	31.3%	—
Net revenues (€ million)	€4,058	€3,479	€2,411	16.6%	19.3%	44.3%	47.0%
Adjusted EBIT (€ million)	€560	€339	€105	65.2%	67.7%	222.9%	228.9%
Adjusted EBIT margin (%)	13.8%	9.7%	4.4%	+410 bps	—	+530 bps	—
Shipments
The increase in Maserati shipments in 2017 compared to 2016 was primarily attributable to increase in shipments for the Maserati Levante, partially offset by lower Maserati Ghibli and Quattroporte volumes, which drove higher shipments in China (+31 percent), Europe (+25 percent) and North America (+11) percent.
The increase in Maserati shipments in 2016 compared to 2015 was primarily attributable to the launch of the all-new Maserati Levante, which drove significantly higher shipments in China (+91 percent), Europe (+37 percent) and North America (+14 percent).
Net revenues
The increase in Maserati Net revenues in 2017 compared to 2016 was primarily driven by higher shipments, partially offset by negative foreign exchange effects.
The increase in Maserati Net revenues in 2016 compared to 2015 was primarily driven by higher shipments and favorable vehicle and market mix.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in 2017 compared to 2016 was primarily due to:

•	higher shipments (as described above); and

•	lower industrial costs primarily due to manufacturing and purchasing efficiencies.
These were partially offset by:

•	negative foreign currency exchange effects.
The increase in Maserati Adjusted EBIT in 2016 compared to 2015 was primarily due to:

•	positive effect from volume and mix (as described above), which was partially offset by;

•	an increase in industrial costs and commercial launch activities.
Components

				Increase/(Decrease)
	Years ended December 31			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	% Actual	% CER	% Actual	% CER
Net revenues (€ million)	€10,115	€9,659	€9,770	4.7%	5.1%	(1.1)%	1.1%
Adjusted EBIT (€ million)	€536	€445	€395	20.4%	22.4%	12.7%	15.9%
Adjusted EBIT margin (%)	5.3%	4.6%	4.0%	+70 bps	—	+60 bps	—

Net revenues
The increase in Net revenues in 2017 compared to 2016 was primarily due to higher volumes from all three businesses (Magneti Marelli, Comau and Teksid).
The decrease in Net revenues in 2016 compared to 2015 was primarily due to lower volumes at Comau and unfavorable foreign currency transaction effects, which were largely offset by volume increases at Magneti Marelli, mainly from the lighting business line.
Adjusted EBIT
The increase in Adjusted EBIT in 2017 compared to 2016 was primarily related to the positive effect of increased volumes and lower industrial costs primarily resulting from World Class Manufacturing initiatives at Magneti Marelli, which was partially offset by unfavorable mix and unfavorable net pricing.
The increase in Adjusted EBIT in 2016 compared to 2015 was primarily related to the positive effect from volume and mix, which was partially offset by higher industrial costs mainly due to inflation and unfavorable foreign currency effects, net of purchasing and industrial efficiencies.
Recent Developments
On January 11, 2018, FCA announced that it will invest more than $1 billion to modernize the Warren Truck Assembly Plant to produce the next generation Ram Heavy Duty truck, which will relocate from its current production location in Saltillo, Mexico, in 2020. The Saltillo Truck Assembly Plant will be repurposed to produce further commercial vehicles for global distribution.
B. Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products, (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, including for autonomous driving, enhance manufacturing efficiency, improve capacity and for maintenance, and for regulatory and environmental compliance. Our capital expenditures in 2018 are expected to be within the range of €8.0 to €8.5 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.
Our business and results of operations depend on our ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, as such, changes in our vehicle shipment volumes can have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on our cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues, tend to negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for export shipments of vehicles, fleet sales, as well as sales of powertrain systems and pre-assembled parts of vehicles tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to accelerate collections and transfer relevant risks to the factor, a change in vehicle shipment volumes may cause fluctuations in our working capital. The increased internationalization of our product portfolio may also affect our working capital requirements as there may be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital can be affected by the trend and seasonality of shipments of vehicles with a buy-back commitment.

Management believes that the funds currently available, in addition to those funds that will be generated from operating and financing activities, will enable the Group to meet its obligations and fund its businesses including funding planned investments, working capital needs as well as fulfill its obligations to repay its debts in the ordinary course of business.
Fidis S.p.A., our 100 percent owned captive finance company, supports working capital needs in all regions at a Group level (including Components and Maserati segments) through the offering of receivable financing activity (also known as factoring). In addition, Fidis S.p.A. also provides financing to selected dealers in Italy.
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.
The operating cash management and liquidity investment of the Group are coordinated with the objective of ensuring effective and efficient management of the Group’s funds. The companies raise capital in the financial markets through various funding sources.
In March 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loans due in 2017 and 2018, (collectively, the “Tranche B Term Loans”) to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group (refer to the section —Capital Market and Other Financing Transactions - FCA US Tranche B Term Loans below). As a result, since then, FCA US's cash management activities are no longer managed separately from the rest of the Group.
On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”), a finance subsidiary, was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. On May 9, 2017, FCF US and the Company filed an automatically effective shelf registration statement with the SEC on Form F-3. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.
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

Available Liquidity
The following table summarizes our available liquidity:

	At December 31
(€ million)	2017	2016	2015 (1)
Cash, cash equivalents and current securities(2)	€12,814	€17,559	€21,144
Undrawn committed credit lines(3)	7,563	6,242	3,413
Total Available liquidity(4)	€20,377	€23,801	€24,557
_____________________________
(1) The assets of the Ferrari segment were classified as Assets held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. These assets, as well as, the undrawn revolving credit facility of €500 million of Ferrari at December 31, 2015, are not included within the figures presented.
(2) Current securities are comprised of short-term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(3) Excludes the undrawn €0.1 billion long-term dedicated credit lines available to fund scheduled investments at December 31, 2017 (€0.3 billion was undrawn at December 31, 2016 and December 31, 2015, respectively).
(4) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse impact on the Group's ability to meet its liquidity requirements at the dates presented above.
Our liquidity is principally denominated in U.S. Dollar and Euro. Out of the total €12.8 billion of cash, cash equivalents and current securities available at December 31, 2017 (€17.6 billion at December 31, 2016, €21.1 billion at December 31, 2015), €7.0 billion, or 54.7 percent were denominated in U.S. Dollar (€9.8 billion, or 55.7 percent, at December 31, 2016 and €12.6 billion, or 59.7 percent, at December 31, 2015) and €2.3 billion, or 18.0 percent, were denominated in Euro (€3.3 billion, or 18.8 percent, at December 31, 2016 and €3.4 billion, or 16.1 percent, at December 31, 2015).
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the RCF. At December 31, 2017, the €6.25 billion RCF was undrawn.
At December 31, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the original €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.
The €3.4 billion decrease in total available liquidity from December 31, 2016 to December 31, 2017 primarily reflects the reduction in gross debt, which was partially offset by cash generated by operations, net of investing activities, and the increase in available undrawn committed credit lines of €1.3 billion, almost entirely related to the increase of the Group's RCF of €1.25 billion, as described above. Refer to the section —Cash Flows below for additional information.

Cash Flows
Year Ended December 31, 2017 compared to the Years Ended December 31, 2016 and 2015
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2017, 2016 and 2015. Also, refer to our Consolidated Statement of Cash Flows and Note 29, Explanatory notes to the Consolidated Statement of Cash Flows, within our Consolidated Financial Statements included elsewhere in this report for additional information.

	Years ended December 31
(€ million)	2017	2016	2015 (1)
Cash flows from operating activities - continuing operations	€10,385	€10,594	€9,224
Cash flows from operating activities - discontinued operations	—	—	527
Cash flows used in investing activities - continuing operations	(9,296)	(9,039)	(8,874)
Cash flows used in investing activities - discontinued operations	—	—	(426)
Cash flows used in financing activities - continuing operations	(4,473)	(5,127)	(5,195)
Cash flows from financing activities - discontinued operations	—	—	2,067
Translation exchange differences	(1,296)	228	681
Total change in cash and cash equivalents	(4,680)	(3,344)	(1,996)
Cash and cash equivalents at beginning of the period	17,318	20,662	22,840
Cash and cash equivalents at end of the period - included within Assets held for distribution	—	—	182
Cash and cash equivalents at end of the period	€12,638	€17,318	€20,662
_________________________
(1) Ferrari operating results and cash flows were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Statements of Cash Flows for the year ended December 31, 2015 following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015.
Operating Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, net cash from operating activities of €10,385 million was primarily the result of (i) net profit from continuing operations of €3,510 million adjusted to add back €5,890 million for depreciation and amortization expense, in addition to a net decrease of €1,057 million in deferred tax assets mainly related to LATAM, and other non-cash items of €199 million; (ii) €102 million dividends received mainly from our equity method investments and (iii) the negative effect of the change in working capital of €459 million primarily driven by (a) €1,666 million increase in inventories related to ramp-up of new models at year end, including the all-new Alfa Romeo Stelvio and the new Jeep Wrangler, as well as volume increases in LATAM and Maserati, and (b) increase in trade receivables of €206 million, which were partially offset by (c) increase in trade payables of €1,086 million primarily related to increased production volumes in NAFTA and LATAM in the fourth quarter of 2017 as compared to the same period in 2016, and (d) a €327 million positive impact from increases in other payables and receivables, primarily related to tax payables and higher deferred revenue.
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
Investing Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, net cash used in investing activities of €9,296 million was primarily the result of (i) €8,666 million of capital expenditures, including €2,586 million of capitalized development expenditures primarily related to NAFTA and EMEA, that supported investments in existing and future products, including investments in electrification and autonomous driving, and (ii) a €838 million net increase in receivables from financing activities primarily related to the increase in the lending portfolio of the financial services activities of the Group in China and Europe, which were partially offset by (iii) proceeds received of €144 million from the sale of FCA's investment in CNH Industrial N.V. (“CNHI”), which was recognized in the line Change in securities within the Statement of Cash Flows (refer to Note 13, Other Financial Assets in the Consolidated Financial Statements included elsewhere in this report).
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

Financing Activities —Year Ended December 31, 2017
For the year ended December 31, 2017, net cash used in financing activities of €4,473 million was primarily the result of (i) the voluntary prepayment in February 2017 of the outstanding principal and accrued interest of U.S.$1,826 million (€1,721 million) FCA US's tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”), (ii) the repayment at maturity of three notes under the Medium Term Note Programme (“MTN Programme”, previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme), one with a principal amount of €850 million, one with a principal amount of €1,000 million and one with a principal amount of CHF 450 million (€385 million), and (iii) the repayment of other long-term debt, net of proceeds, of a principal amount of €889 million.
Financing Activities —Year Ended December 31, 2016
For the year ended December 31, 2016, net cash used in financing activities of €5,127 million was primarily the result of (i) the repayment at maturity of three notes issued under the MTN Programme, two of which were for an aggregate principal amount of €2,000 million and one for a principal amount of CHF 400 million (€373 million) and (ii) the repayment of other long-term debt for a total of €4,618 million, which included the (a) €1,800 million (U.S.$2.0 billion) of cash used for the voluntary prepayments of principal of FCA US's Tranche B Term Loans (refer to the section —Capital Market and Other Financing Transactions below), (b) the payment of the financial liability related to the mandatory convertible securities of €213 million upon their conversion to FCA shares and (c) repayments at maturity of other long-term debt of €2,605 million primarily in Brazil, which were partially offset by (iii) the issuance of a new note under the MTN Programme for a principal amount of €1,250 million (refer to the section —Capital Market and Other Financing Transactions below) and (iv) proceeds from other long-term debt for a total of €1,342 million, which included the proceeds from the €250 million loan entered into with the European Investment Bank (“EIB”) in December 2016 (refer to the section —Capital Market and Other Financing Transactions below).
Financing Activities —Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in financing activities of €3,128 million was primarily the result of (i) the prepayment of FCA US's secured senior notes due June 15, 2019 for an aggregate principal amount of €2,518 million and the prepayment of FCA US's secured senior notes due June 15, 2021 for an aggregate principal amount of €2,833 million; (ii) the repayment at maturity of two notes that had been issued under the MTN Programme, one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million); and (iii) the repayment of other long-term debt for a total of €4,412 million, which included (a) the repayment of the EIB loan of €250 million at maturity, the prepayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March 2015, (b) total payments of €244 million on the Canada HCT Notes, and (c) other repayments of borrowings, primarily in Brazil and FCA treasury companies, which were partially offset by (iv) proceeds from FCA's issuance of U.S.$3,000 million (€2,840 million) total principal amount of unsecured senior notes due in 2020 and 2023; (v) proceeds from other long-term debt for a total of €3,061 million, which included (a) the disbursement received of €0.4 billion under the Mexico Bank Loan of €0.8 billion (U.S.$0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, (b) proceeds from the €600 million loan granted by the EIB and SACE (refer to the section —Capital Market and Other Financing Transactions below) and (c) other financing transactions, primarily in Brazil; (vi) net proceeds from the Ferrari initial public offering in October 2015; and (vii) net proceeds of €2.0 billion from the draw-down of the syndicated loan facilities entered into by Ferrari N.V. in November 2015, included within Cash flows from financing activities - discontinued operations.

Net Debt
The following table details our Net debt at December 31, 2017 and 2016 and provides a reconciliation of this non-GAAP measure to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.

	At December 31
	2017			2016
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third parties debt (principal)	€(16,375)	€(1,647)	€(18,022)	€(22,499)	€(1,535)	€(24,034)
Capital market(1)	(9,443)	(308)	(9,751)	(12,055)	(417)	(12,472)
Bank debt	(6,219)	(986)	(7,205)	(9,026)	(733)	(9,759)
Other debt (2)	(713)	(353)	(1,066)	(1,418)	(385)	(1,803)
Accrued interest and other adjustments(3)	53	(2)	51	(11)	(3)	(14)
Debt with third parties	(16,322)	(1,649)	(17,971)	(22,510)	(1,538)	(24,048)
Intercompany, net (4)	844	(844)	—	627	(627)	—
Current financial receivables from jointly-controlled financial services companies(5)	285	—	285	80	—	80
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(15,193)	(2,493)	(17,686)	(21,803)	(2,165)	(23,968)
Derivative financial assets/(liabilities), net and collateral deposits(6)	204	2	206	(144)	(6)	(150)
Current debt securities	176	—	176	204	37	241
Cash and cash equivalents	12,423	215	12,638	17,167	151	17,318
Debt classified as held for sale	—	—	—	(9)	—	(9)
Total Net debt	€(2,390)	€(2,276)	€(4,666)	€(4,585)	€(1,983)	€(6,568)
 ________________________________
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€9,422 million at December 31, 2017 and €12,055 million at December 31, 2016) and other debt instruments (€329 million at December 31, 2017 and €417 million at December 31, 2016) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes the Canada HCT note (nil at December 31, 2017 and €261 million at December 31, 2016), asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€360 million December 31, 2017 and €411 million at December 31, 2016) and arrangements accounted for as a lease under IFRIC 4 - Determining whether an arrangement contains a lease, and other debt.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€983 million at December 31, 2017 and €755 million at December 31, 2016) and industrial activities entities' financial payables due to financial services entities (€139 million at December 31, 2017 and €128 million at December 31, 2016).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €145 million at December 31, 2017 and net negative €218 million at December 31, 2016) and collateral deposits (€61 million at December 31, 2017 and €68 million at December 31, 2016).
As of December 31, 2017, Net debt was €4,666 million as compared to €6,568 million as at December 31, 2016. Excluding positive foreign currency translation effects, Net debt decreased by €1.7 billion, with net debt from industrial activities decreasing by €2.2 billion (refer to —Change in Net Industrial Debt, below), which was partially offset by an increase of €0.3 billion in net debt from financial services that was used to support the increase in financing activities in China and Europe.
Change in Net Industrial Debt
As described in Item 5. Operating and Financial Review—Non GAAP Financial Measures, Net industrial debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.     The following section sets forth an explanation of the changes in our Net industrial debt during 2017 and 2016.

At December 31, 2017, Net industrial debt of €2,390 million decreased by €2,195 million from €4,585 million at December 31, 2016 primarily as a result of (i) cash flow from industrial operating activities of €10,239 million, which represents the majority of the consolidated cash flow from operating activities of €10,385 million (refer to the section —Cash Flows above), (ii) proceeds received of €144 million from the sale of FCA's investment in CNHI as noted above, (iii) €165 million positive change in hedging derivatives positions, and (iv) a €276 million change in the scope of activities, which were partially offset by (v) investments in industrial activities of €8,663 representing investments in property, plant and equipment and intangible assets.
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
Capital Market and Other Financing Transactions
Notes Issued Through The MTN Programme
Certain notes issued by the Group are governed by the terms and conditions of the MTN Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €20 billion may be used under this programme, of which notes of €6.9 billion were outstanding at December 31, 2017 (€9.2 billion at December 31, 2016). The MTN Programme is guaranteed by FCA NV. We may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the MTN Programme during 2017 were due to the:

•	repayment at maturity of a note in March 2017 with a principal amount of €850 million;

•	repayment at maturity of a note in June 2017 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2017 with a principal amount of CHF 450 million (€385 million).
Changes in notes issued under the MTN Programme during 2016 were due to the:

•	issuance of a 3.75 percent note at par in March 2016 with a principal amount of €1,250 million, due in March 2024. The note is listed on the Irish Stock Exchange;

•	repayment at maturity of a note in April 2016 with a principal amount of €1,000 million;

•	repayment at maturity of a note in October 2016 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2016 with a principal amount of CHF 400 million (€373 million).
As of December 31, 2017, FCA was in compliance with the covenants of the notes issued under the MTN Programme (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the outstanding notes at December 31, 2017 and 2016 under the MTN Programme and the related covenants).

Other Notes
In 2015, FCA NV issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount. The 2020 Notes and the 2023 Notes, collectively referred to as the “Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Notes. Interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.
Bank Debt
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the U.S.$1,826 million (€1,721 million) outstanding principal and accrued interest for its tranche B term loan maturing May 24, 2017. The prepayment was made with cash on hand and did not result in a material loss on extinguishment.
At December 31, 2017, €836 million (€948 million at December 31, 2016), which included accrued interest, was outstanding under FCA US's Tranche B Term Loan maturing December 31, 2018 (the “Tranche B Term Loan due 2018”). On April 12, 2017, FCA US amended the credit agreement that governs the Tranche B Term Loan due 2018. The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. FCA US may prepay, refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty.
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
The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016, which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and are amortized over the respective remaining terms of the Tranche B Term Loans. For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Periodic interest payments, however, continue to be required.
As of December 31, 2017, FCA US was in compliance with the covenants of the credit agreement that governs the Tranche B Term Loan due 2018 (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
European Investment Bank Borrowings
FCA has financing agreements with the European Investment Bank (“EIB”) for a total of €1.1 billion outstanding at December 31, 2017 (€1.3 billion outstanding at December 31, 2016), which included the residual debt due under the following facilities:

•
the facility for €250 million (maturing in December 2019) entered into in December 2016 to support the Group's investment plan (2017-2019) in research and development centers in Italy, which includes a number of key objectives such as greater fuel efficiency, a reduction in CO2 emissions by petrol and alternative fuel engines and the study of new hybrid architectures, as well as certain capital expenditures for facilities located in southern Italy;

•
the facility for €600 million (maturing in July 2018), entered into in June 2015 (50 percent guaranteed by SACE) to support the Group's investment plan (2015-2017) for production and research and development sites in both northern and southern Italy, to develop efficient vehicle technologies for vehicle safety and new vehicle architectures;

•
the facility for €400 million (maturing in November 2018), entered into in November 2013 (50 percent guaranteed by SACE) to support certain investments and research and development programs in Italy; and

•
the facility for €500 million (maturing in June 2021), entered into in May 2011 (guaranteed by SACE and the Serbian Authorities) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.

Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to a principal amount of €3.2 billion at December 31, 2017 (€4.0 billion at December 31, 2016). The loans primarily include subsidized loans granted by public financing institutions such as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates. At December 31, 2017, outstanding subsidized loans amounted to €2.1 billion (€2.6 billion at December 31, 2016), of which €1.3 billion (€1.6 billion at December 31, 2016), related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.6 billion). Approximately €0.1 billion (€0.3 billion at December 31, 2016), of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2017.
Mexico Bank Loan
FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, has a non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and bears interest at one-month LIBOR plus 3.35 percent per annum. At December 31, 2017, the Mexico Bank Loan had an outstanding balance of €0.4 billion (€0.5 billion at December 31, 2016). As of December 31, 2017, we may prepay all or any portion of the loan without premium or penalty. The Mexico Bank Loan requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2017, FCA Mexico was in compliance with all covenants under the Mexico Bank Loan (refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report, for information related to the covenants).
Other Debt
During the year ended December 31, 2017, FCA US's Canadian subsidiary made payments on the Canada Health Care Trust (“HCT”) Tranche B Note totaling €272 million, which included a scheduled payment of principal and accrued interest, and the prepayment of the remaining scheduled payments due on the Canada HCT Tranche B Note. The prepayment, of €226 million, was accounted for as a debt extinguishment, and as a result, a gain on extinguishment of €9 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2017. This Canada HCT Note represented FCA US’s principal Canadian subsidiary’s remaining financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents.

At December 31, 2016, Other debt included the unsecured Canada HCT Tranche B Note totaling €278 million, including accrued interest. During the year ended December 31, 2016, FCA US's Canadian subsidiary made payments on the Canada HCT Notes totaling €148 million, which included accrued interest and the prepayment of all scheduled payments due on the Canada HCT Tranche C Note. The prepayment on the Canada HCT Tranche C Note made on July 15, 2016 resulted in a loss on extinguishment of debt of €8 million that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016.
Debt secured by assets
At December 31, 2017, debt secured by assets of the Group (excluding FCA US) amounted to €743 million (€914 million at December 31, 2016), of which €140 million (€433 million at December 31, 2016) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €2,372 million at December 31, 2017 (€1,940 million at December 31, 2016).
At December 31, 2017, debt secured by assets of FCA US amounted to €1,441 million and included €836 million relating to the Tranche B Term Loan due 2018, €141 million due to creditors for assets acquired under finance leases and €464 million for other debt and financial commitments. At December 31, 2016, debt secured by assets of FCA US amounted to €3,446 million and included €2,678 million relating to the Tranche B Term Loans, €207 million due to creditors for assets acquired under finance leases and €561 million for other debt and financial commitments.
C. Research and Development, Patents and Licenses, etc.
Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, fuel efficiency, reliability, consumer perception and sustainability of our products and services.
As of December 31, 2017, we operated 87 research and development centers worldwide with a combined headcount of approximately 21 thousand employees supporting our research and development efforts. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering. We also provide several internal programs through which a portion of our engineers receive cross-training in various technical and business functions.
In 2017, total expenditures for research and development amounted to €4.3 billion, representing 3.9 percent of Net revenues attributable to industrial operations (excluding revenue from financial services). Total expenditures for research and development for the year ended December 31, 2017 increased 1.5 percent from €4.2 billion from the year ended December 31, 2016, which was in line with the Group's product development established in the Business Plan.
The following table summarizes our research and development expenditures in the years ended December 31, 2017, 2016 and 2015:

	Years ended December 31
(€ million)	2017	2016	2015
Capitalized development expenditures	€2,586	€2,558	€2,504
Research and development expenditures expensed	1,696	1,661	1,449
Total Research and development expenditures	€4,282	€4,219	€3,953
Capitalized development expenditures as % of Total Research and development expenditures	60.4%	60.6%	63.3%

The following table summarizes our research and development cost in the years ended December 31, 2017, 2016 and 2015:

	Years ended December 31
(€ million)	2017	2016	2015
Research and development expenditures expensed	€1,696	€1,661	€1,449
Amortization of capitalized development expenditures	1,424	1,492	1,194
Impairment and write-off of capitalized development expenditures	110	121	221
Total Research and development costs	€3,230	€3,274	€2,864
We focus the majority of our research efforts in two areas aimed at improving vehicle efficiency and reducing fuel consumption and emissions: vehicle energy demand (including weight, aerodynamic drag, rolling resistance, heating, air-conditioning and auxiliaries) and powertrain technologies (engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels). In addition, we have recently begun increasing our research focus on autonomous driving technology.
Vehicle Energy Demand
Our research focuses on reducing weight, aerodynamic drag, tire rolling resistance and driveline losses. We also continue to research conventional and hybrid vehicle technologies aimed at improving recovery of kinetic energy and re-use of thermal energy to reduce overall energy consumption and CO2 emissions.
We have introduced engine stop-start (“ESS”) and smart charging technology in order to further reduce fuel consumption. ESS technology turns off the engine and fuel flow automatically when the vehicle comes to a halt and re-starts the engine upon the driver disengaging the brake. Smart charging technology allows for the optimization of electric generation while recovering kinetic energy and is widely employed in Fiat and Alfa Romeo models, and have been adopted in certain Jeep, Dodge, Ram and Chrysler brand vehicles.
We have also introduced active aerodynamic devices, which are automatically activated under certain conditions, to improve aerodynamic drag and reduce fuel consumption and CO2 emissions, while also improving thermal management (decreased defrost time and improved powertrain warm up). These active aerodynamic devices include active grille shutters and adjustable height suspension, and have been adopted in certain Jeep, Ram, Chrysler, Alfa Romeo and Maserati brand vehicles. Further, we have introduced smart actuators, such as a variable speed fuel pump and brushless motor for cooling fan, to reduce fuel consumption. Such smart actuators only require the energy needed for each specific working condition, avoiding electric energy waste.
Powertrain Technologies
The evolution of our proprietary technologies like MultiAir and MultiJet (increased fuel pressure and improved injection pattern) has progressed in combination with other technologies, such as direct injection, variable displacement oil pumps, two-step valve lift systems, cooled exhaust gas recirculation systems, and electronic thermostats, leading to the development of more efficient powertrain architectures.
The latest generation MultiAir technology brings further improvements in fuel efficiency and CO2 emissions via improved intake valve event control, building on the progress of the previous generation.
The wider use of smart technologies, which provide dynamic management of the vehicle’s powertrain systems, has contributed to an improved balance between performance and fuel economy. These technologies include smart charging, optimized engine cooling systems and cylinder deactivation. Gasoline and diesel engines are expected to continue to play a prominent role in mobility in upcoming years. The value of thermal management, or using available “waste” thermal energy, is being leveraged in multiple products. This approach allows vehicle systems to operate at higher efficiency by tailoring individual components to run at more optimal temperatures. The Group believes that there is still significant potential to reduce the fuel consumption and emission levels of these engines through technological advancements.

Gasoline engines
Completely new global small and medium gasoline engine families are being developed to improve fuel economy and emission levels. These new engine families feature a modular approach from a shared cylinder design (allowing for different engine configurations, displacements, efficiency and power outputs) and are expected to cover a large range of vehicle applications and introduce features and technologies such as direct injection, downsizing, turbocharging, and cooled exhaust gas recirculation to improve efficiency, while also addressing internal friction and thermal management. In particular, both a 1.0L three cylinder and a 1.3L four cylinder Firefly global small engine launched in the LATAM region in the third quarter of 2016, and the first global medium engine application (a 2.0L turbo four cylinder engine) launched in the Alfa Romeo Giulia in the fourth quarter of 2016.
Looking to the future, FCA Group has been engaged in the development of new and improved temperature aluminum alloys for engine use. This work has demonstrated an aluminum alloy capable of a 50% increase in strength at 300° Celsius when compared to other currently used aluminum alloys. While still in very early development, this type of alloy strength behavior has the potential to provide increased design flexibility for cylinder heads and blocks and help to enable increased engine efficiency.
Hybrid and Battery Propulsion
The all-new Chrysler Pacifica Hybrid launched, in 2016, achieves an efficiency rating of 84 miles per gallon equivalent (MPGe), based on U.S. Environmental Protection Agency standards. The Pacifica Hybrid provides an estimated range of 33 miles solely on zero-emissions electric power, with its battery capable of being recharged in approximately two hours using a level 2 240 volt charger. When the battery’s energy is depleted to a certain threshold, the Pacifica Hybrid operates like a conventional hybrid.
Power to the wheels is supplied by the hybrid electric drive system and comprised of a specially adapted new version of the award-winning Pentastar 3.6-liter V-6 engine and the all-new eFlite hybrid transmission.
Additional electrification technologies are also being developed, including a mild hybrid using belt starter generator (“BSG”) technology. BSG technology offers improvement in fuel economy and a reduction in CO2 emissions.
Natural Gas and Biofuel engines
A fundamental aspect of our vehicle emission reduction strategy is the use of alternative fuels, from natural gas to biofuels, in order to offer technologies that are aligned with the fuels available in various markets, and capable of reducing emission levels. For example, in Brazil, we have a full range of Flexfuel vehicles that run on varying blends of gasoline and bioethanol.
We also believe that in certain markets compressed natural gas is a viable near to medium-term option for promoting compliance with fuel economy and emissions requirements. We offer a range of bi-fuel (natural gas/gasoline) vehicles in Europe, targeting a wide variety of private and commercial consumers. Safety and comfort remain uncompromised, as the natural gas tanks in these vehicles are fully integrated into the vehicle structure. The Group recently completed a significant natural gas direct injection research activity that demonstrated the significant opportunity afforded by direct injection of gaseous high octane fuels and may open the door for future developments.
Diesel engines
In recent years, diesel research has focused on the combustion process and after-treatment technologies. Although diesel engines are expected to remain an important part of our portfolio, future diesel research efforts are likely to focus on the truck, LCV, larger SUV and larger passenger car segments.
Transmissions
Our transmission portfolio includes manual transmissions, dual dry clutch transmissions (“dDCTs”) and automatic transmissions.

In support of global fuel consumption and CO2 requirements, FCA has developed its first dedicated hybrid transmission (the eFlite), used in the Chrysler Pacifica hybrid. The new eFlite hybrid transmission architecture is an electrically variable front wheel drive transaxle with an input split configuration and incorporates two electric motors, both capable of driving in Electric Vehicle mode. The lubrication and cooling system makes use of two pumps, one electrically operated and one mechanically driven. The FCA team expects future hybrid vehicle portfolio growth with the eFlite transmission and similar electrified propulsion systems.
Our automatic transmission portfolio includes 8- and 9-speed units developed in an effort to provide our customers with improved efficiency, performance and drive comfort. Long travel damper and pendulum damper technologies are used to allow the engine to operate at a lower speed and higher torque. In this area the engine is more efficient at converting the fuel energy to mechanical energy.
Other improvements in the transmission are used to reduce the power consumption of the transmission. The 2nd generation TorqueFlite 8-speed improves transmission efficiency via improved line pressure control and reduced clutch drag. The addition of transmission oil heaters allows for the transmission to quickly warm up to operating temperatures and improve transmission efficiency.
We are investigating many other technologies to increase transmission system efficiency such as selectable one-way clutches and reduced oil viscosity.
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
Virtual Engineering
Over the last several years, we have taken advantage of the rapid expansion in computing power and developed new tools and processes. This has allowed us to simulate and improve the behavior of complex propulsion systems on high performance computers long before the physical parts are built. This process also allows development of efficient propulsion system designs while saving on the cost of expensive physical prototypes.
Autonomous Driving Technology
In 2016, we announced a collaboration with Waymo (formerly the Google self-driving car project) to integrate its self-driving technology into Chrysler Pacifica Hybrid minivans. Production of the first 100 Chrysler Pacifica Hybrid minivans built to enable fully self-driving operations was completed in late 2016.
In 2017, we launched Highway Assist autonomous vehicle technology on several Maserati models. This system includes Mobileye vision technology to enable autonomous driving on designated highways. We also announced the signing of a memorandum of understanding in 2017 to join BMW Group, Intel and Mobileye in developing an autonomous driving platform scalable for Level 3 to Level 4/5 automated driving that can be used by multiple OEMs.
In 2017, we also revealed the Chrysler Portal concept, a semi-autonomous electric-powered vehicle that is designed with a suite of sensing technologies that enable Level 3 autonomous driving, with the potential to be upgraded as advances in technology enable higher levels of autonomy.
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

D. Trend Information
Refer to Item 5. Operating and Financial Review—Trends, Uncertainties and Opportunities for information required by this item.
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
Financial Guarantees
At December 31, 2017 we had pledged guarantees on the debt or commitments of third parties totaling €5 million as well as guarantees of €4 million on related party debt which related to unconsolidated entities or dealers.
F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments as of December 31, 2017:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€15,138	€4,600	€4,454	€3,114	€2,970
Capital lease obligations(2)	289	79	123	16	71
Interest on other liabilities(3)	2,376	796	901	514	165
Operating lease obligations(4)	1,503	352	457	298	396
Unconditional minimum purchase obligations(5)	2,491	817	1,098	523	53
Purchase obligations(6)	2,208	2,097	110	1	—
Pension contribution requirements(7)	92	92	—	—	—
Total	€24,097	€8,833	€7,143	€4,466	€3,655
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
(3) Amounts include interest payments based on contractual terms and current interest rates on our debt and capital lease obligations. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2017.
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
(6) Purchase obligations are comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €1,252 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various group companies, in an aggregate amount of approximately €540 million, and (iii) commitments to purchase intangible assets relating to regulatory emissions credits for an aggregate amount of approximately €416 million.
(7) Pension contribution requirements are based on the estimate of our minimum funding requirements under our funded pension plans. We may elect to make contributions in excess of the minimum funding requirements. The Group contributions to pension plans for 2018 are expected to be €92 million, of which €56 million relate to the U.S. and Canada, with €2 million being discretionary contributions and €54 million will be made to satisfy minimum funding requirements. Our minimum funding requirements after 2018 will depend on several factors, including investment performance and interest rates. Therefore, the above excludes payments beyond 2018, since we cannot predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 19, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for the Group's pension plans and for the Group's unfunded health care and life insurance plans.

Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs. We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period of time. The estimated future costs of product warranties are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. We also periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to the vehicles that we sell. In NAFTA, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is approved and is announced. Estimates of the future costs of all these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate costs of these services and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2017, our product warranty and recall campaigns provision was €6,725 million.
Other Repurchase Obligations
Refer to Note 25, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report, for information related to the Group's other repurchase obligations.
G. Safe Harbor
See the section entitled Forward-Looking Statements at the beginning of this report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors and Management of FCA
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of FCA. The business address of each person listed below is c/o FCA, 25 St. James’s Street, London SW1A 1HA, United Kingdom. The Board of Directors of FCA has been appointed effective as of April 14, 2017 and its term of office will expire on the next Shareholders’ meeting, currently scheduled on April 13, 2018.

Name	Year of Birth	Position
John Elkann	1976	executive director
Sergio Marchionne	1952	executive director
Andrea Agnelli	1975	non-executive director
Tiberto Brandolini d’Adda	1948	non-executive director
Glenn Earle	1958	non-executive director
Valerie A. Mars	1959	non-executive director
Ruth J. Simmons	1945	non-executive director
Ronald L. Thompson	1949	non-executive director
Michelangelo A. Volpi	1966	non-executive director
Patience Wheatcroft	1951	non-executive director
Ermenegildo Zegna	1955	non-executive director
Summary biographies for persons who are currently directors of FCA are included below:
John Elkann (executive director) - John Elkann is Chairman of FCA. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member from 1997. Mr. Elkann is also Chairman and Chief Executive Officer of Exor N.V. and Chairman of Giovanni Agnelli B.V.
Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the U.S. and Europe. Mr. Elkann is Chairman of PartnerRe, Vice Chairman of Ferrari N.V. and Ferrari S.p.A. and a board member of The Economist Group and of GEDI Gruppo Editoriale S.p.A. Mr. Elkann is a member of the Museum of Modern Art (MoMA). He also serves as Vice Chairman of the Giovanni Agnelli Foundation.
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
Mr. Marchionne is currently a member of the Board of Philip Morris International Inc. and the Peterson Institute for International Economics, as well as Chairman of the Council for the United States and Italy and member of the J.P. Morgan International Council. Mr. Marchionne is recipient of ad honorem degrees in Industrial Engineering and Management from Polytechnic University in Turin (Italy), in Economics from the University of Cassino (Italy) and in Mechatronics Engineering from the University of Trento (Italy), a Masters honoris causa in Business Administration from the CUOA Foundation (Italy), an honorary Doctor of Laws from the University of Windsor (Canada) and Walsh College in Troy (Michigan), and honorary doctorates in Business Administration from the University of Toledo (Ohio), in Science from Oakland University in Rochester (Michigan) and in Humane Letters from Indiana University Kokomo (Indiana).
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
Mr. Agnelli began his career in 1999 at Ferrari Idea in Lugano, where he was responsible for promoting and developing the Ferrari brand in non-automotive areas. In November 2000, he moved to Paris and assumed responsibility for marketing at Uni Invest SA, a Banque San Paolo company specialized in managed investment products. Mr. Agnelli worked at Philip Morris International in Lausanne from 2001 to 2004, where he initially had responsibility for marketing and sponsorships and, subsequently, corporate communication. In 2005, Mr. Agnelli returned to Turin to work in strategic development for IFIL Investments S.p.A. (now Exor N.V.) and he joined the Board of Directors of IFI S.p.A. (now Exor N.V.) in May 2006. Mr. Agnelli is a non-executive director of Exor N.V.
Mr. Agnelli is a Director of Giovanni Agnelli B.V. and a member of the advisory board of BlueGem Capital Partners LLP. He is also a member of the European Club Association’s executive board since 2012 and Chairman since 2017. Since July 2014, he has served as a board member of the Serie A National League of Professionals and as board member of the Foundation for the General Mutuality in Professional Team Sports. In September 2015, he was appointed to the UEFA Executive Committee as an ECA representative.
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
Mr. Brandolini d’Adda served as Director and then, from 1997 to 2003, as Chairman of the conseil de surveillance of Club Mediterranée. He served as Vice Chairman of Exor S.p.A. (now Exor N.V.), formed through the merger between IFI and IFIL Investments, from 2009 to May 2015. He was Chairman of Exor S.A. (Luxembourg) from 2007 until September 2017. In May 2004, he was appointed Chairman of the conseil de surveillance of Worms & Cie, where he had served as Deputy Chairman since 2000. In May 2005, he became Chairman and Chief Executive Officer of Sequana Capital (formerly Worms & Cie), then Chairman of the Board of Sequana from 2007 until 2013. He has been a member of the Board of Vittoria Assicurazioni S.p.A. from 2004 until 2010. He has also been a member of the Board of Société Générale de Surveillance S.A. (SGS) from 2005 to 2013. Mr. Brandolini d’Adda currently serves as Honorary Chairman of Exor N.V. and is also an independent member of the Board of Directors of YAFA S.p.A. In addition, since 2015, he has been an independent Board member of LumX Asset Management (Suisse) S.A. (formerly Gottex Fund Management Holdings Limited). He is a Director of Giovanni Agnelli B.V. Mr. Brandolini d’Adda is Officier de la Légion d’Honneur.
Mr. Brandolini d’Adda was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.
Glenn Earle (non-executive director) - Born in Douglas, Isle of Man in 1958, Glenn Earle is a member of the Board of Directors of Affiliated Managers Group, Inc. and Deputy Chairman of educational charity Teach First. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. Mr. Earle was also Chief Executive of Goldman Sachs International Bank and his other responsibilities included co-Chairmanship of the firm's Global Commitments and Capital Committees and membership on the Goldman Sachs International Executive Committee. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President.
Mr. Earle is a graduate of Emmanuel College, Cambridge and of Harvard Business School, where he earned a Master of Business Administration with High Distinction and was a Baker Scholar and Loeb, Rhoades Fellow. His other activities include membership of The Higher Education Commission and the Advisory Board of the Sutton Trust. His previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth, Chairmanship of the Advisory Board of Cambridge University Judge Business School, Vice Chairman of Rothesay Life Group, Trustee and Director of The Royal National Theatre and member of the Advisory Committee of Hayfin Capital Management LLP.
Mr. Earle was appointed to the Board of Directors of Fiat S.p.A. in June 2014 and became a member of the Board of Directors of FCA on October 12, 2014.
Valerie Mars (non-executive director) - Born in New York in 1959. Valerie Mars serves as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a diversified food business, operating in over 120 countries and one of the largest privately held companies in the world. In this position, she focuses on acquisitions, joint ventures and divestitures for the company. She served on the Mars, Incorporated Audit Committee and Remuneration Committee and is a member of the board of Royal Canin.

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
Ms. Mars holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from the Columbia Business School.
Ms. Mars was appointed to the Board of Directors of FCA on October 12, 2014.
Ruth J. Simmons (non-executive director) - Born in Grapeland (Texas, USA) in 1945, Ruth J. Simmons served on the Board of Directors of FCA US from 2012 to 2014. She was also President of Brown University from 2001 to 2012, Professor in the Department of Comparative Literature and the Department of African Studies of Brown University from 2001 to 2014, and currently serves as Interim President of Prairie View A&M University.
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
Ms. Simmons was appointed to the Board of Directors of FCA on October 12, 2014.
Ronald L. Thompson (non-executive director) - Born in Detroit (Michigan, USA) in 1949, Ronald L. Thompson served on the Board of Directors of FCA US from 2009 to 2014. Mr. Thompson is currently chairman of the board of trustees for Teachers Insurance and Annuity Association (TIAA), a for-profit life insurance company that serves the retirement and financial needs of faculty and employees of colleges and universities, hospitals, cultural institutions and other nonprofit organizations. He also serves on the Board of Trustees for Washington University in St. Louis, Missouri, on the Board of Trustees of the Medical University of South Carolina Foundation, and as a member of the Advisory Board of Plymouth Venture Partners Fund.
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
Mr. Thompson was appointed Senior Non-Executive Director of FCA on October 12, 2014.
Michelangelo A. Volpi (non-executive director) - Born in Milan (Italy) in 1966, Michelangelo Volpi has been a partner at Index Ventures since 2009. He is focused on investments in the enterprise software infrastructure and consumer Internet sectors. Mr. Volpi led the investment by Index Ventures in Hortonworks (HDP), Pure Storage (PSTG), Cloud.com (CTRX) and StorSimple (MSFT) and is currently a director of Sonos, Wealthfront, Lookout, Elastic, Confluent, Blue Bottle Coffee, Slack, and Zuora. Mr. Volpi also serves on the board of Exor N.V.
Mr. Volpi performed in various executive roles for 13 years at Cisco Systems from 1994. He served as the company’s Chief Strategy Officer, where he was responsible for Cisco’s corporate strategy as well as business development, strategic alliances, advanced Internet projects, legal services, and government affairs. During this tenure, Mr. Volpi was instrumental in the creation of the company’s acquisition and investment strategies, as Cisco acquired more than 70 companies during his tenure. He then became Senior Vice President & General Manager of the Routing and Service Provider Technology Group, where he led Cisco’s business for the Service Provider market, and was also responsible for all of Cisco’s routing products. Mr. Volpi began his career as a product development engineer at Hewlett Packard’s Optoelectronics Division. Prior to Index, he was the CEO of Joost - an innovator in the field of premium video services delivered over the Internet.
Mr. Volpi has a B.S. in Mechanical Engineering and an M.S. in Manufacturing Systems Engineering from Stanford University, and an M.B.A. from the Stanford Graduate School of Business. He is a trustee of the Stanford Business School Trust and The Castilleja School in Palo Alto, CA.
Mr. Volpi was appointed to the Board of Directors of FCA on April 14, 2017.
Patience Wheatcroft (non-executive director) - Born in Chesterfield (United Kingdom) in 1951, Patience Wheatcroft is a British national and graduate in law from the University of Birmingham. She is also a member of the House of Lords since 2011 and a financial commentator and journalist. Ms. Wheatcroft currently serves as Non-executive Director of the wealth management company St. James’s Place PLC. Ms. Wheatcroft has a broad range of experience in the media and corporate world with past positions at the Wall Street Journal Europe, where she was Editor-in-Chief, The Sunday Telegraph, The Times, Mail on Sunday, as well as serving as Non-executive Director of Barclays Group PLC and Shaftesbury PLC.
Ms. Wheatcroft is also on the Board of Trustees of the British Museum.
Ms. Wheatcroft was appointed to the Board of Directors of Fiat S.p.A. in April 2012 and became a member of the Board of Directors of FCA on October 12, 2014.
Ermenegildo Zegna (non-executive director) - Born in Turin (Italy) in 1955, Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including the U.S., after a retail experience at Bloomingdale’s, New York. He is also a member of the International Advisory Board of IESE Business School of Navarra and he is board member of the Camera Nazionale della Moda Italiana and of the Council for the United States and Italy. In 2011, he was nominated Cavaliere del Lavoro by the President of the Italian Republic.
Zegna is a vertically integrated company that covers sourcing wool at the markets of origin and apparel manufacturing with marketing right through directly operated stores.
A graduate in economics from the University of London, Mr. Zegna also studied at the Harvard Business School.
Mr. Zegna was appointed to the Board of Directors of FCA on October 12, 2014.

The Group’s management is led by FCA’s Chief Executive Officer who is supported by a Group Executive Council (“GEC”). From an operational perspective, each of our reportable segments are led by Chief Operating Officers (COO), who are accountable for the Profit and Loss of the segment and management of segment resources, including industrial and commercial activities. The most significant of these responsibilities relate to our four regions. These are supported centrally by corporate functions including a Chief Financial Officer and General Counsel. With the exception of the General Counsel, each of these members of senior management are members of the GEC.
The regional COOs and leaders of the key corporate functions are:

•	Sergio Marchionne as Chief Executive Officer and Chief Operating Officer of NAFTA;

•	Alfredo Altavilla as Chief Operating Officer EMEA (and Head of Business Development);

•	Stefan Ketter as Chief Operating Officer LATAM (and Chief Manufacturing Officer);

•	Daphne Zheng as Chief Operating Officer of China;

•	Paul Alcala as Chief Operating Officer APAC (excluding China);

•	Richard K. Palmer as Chief Financial Officer and Chief Operating Officer Systems and Castings; and

•	Giorgio Fossati as General Counsel.
Summary biographies for these individuals are included below. For the biography of Mr. Marchionne, see above.
Alfredo Altavilla - Alfredo Altavilla was appointed Chief Operating Officer EMEA on November 12, 2012. He has also been a member of the GEC and Head of Business Development since September 1, 2011.
Mr. Altavilla began his career as an assistant at Università Cattolica, Milan. In 1990, he joined Fiat Auto, where he initially focused on international ventures in the area of strategic planning and product development. In 1995, he was appointed head of Fiat Auto’s Beijing office and in 1999, head of Asian Operations. Mr. Altavilla has been involved in Business Development since 2001, becoming responsible for coordination of the alliance with General Motors in 2002 and, in 2004, being assigned responsibility for management of all alliances. In September 2004, he was appointed Chairman of FGP (Fiat/GM Powertrain JV) and Senior Vice President of Business Development of Fiat Auto. In July 2005, he became Chief Executive Officer of Türk Otomobil Fabrikasil A.S. (“Tofas”) - a 50-50 joint venture between Fiat Auto and Koç Holding listed on the Istanbul stock exchange - while retaining his role as head of Business Development. In November 2006, Mr. Altavilla was named Chief Executive Officer of FPT - Fiat Powertrain Technologies. He became a member of the Board of Directors of FCA US in July 2009 and in October 2009, he was named Executive Vice President of Business Development for the Group. From November 2010 to November 2012, Mr. Altavilla was President and Chief Executive Officer of Iveco. He was a member of the Fiat Industrial Executive Council (“FIEC”) from January 2011 to November 2012. Mr. Altavilla holds a degree in Economics from Università Cattolica, Milan. He was born in Taranto, Italy in 1963.
Stefan Ketter - Stefan Ketter was appointed Chief Operating Officer LATAM in October 2015. He has also been a member of the GEC and Chief Manufacturing Officer since September 2011. Mr. Ketter was appointed Chief Manufacturing Officer of the Group in January 2008.
Mr. Ketter entered BMW Munich in 1986 as a trainee and held positions of growing responsibility in the technical area until 1996, when he was appointed Quality Manager. In 1996, Mr. Ketter joined Audi and, in 1997, he became Quality Director of America Latina VW Group. In this framework, he was charged with the set-up of a new plant in Brazil for export to the U.S. In 2002, Mr. Ketter was assigned responsibility for Quality & Service of Volkswagen of America, where he integrated Group activities and regional operations. In 2004, he was named head of Quality at Fiat Group Automobiles, and in 2005 he took over responsibility for Manufacturing. In addition to this position, in 2006, Mr. Ketter took on responsibility for coordinating implementation of WCM for the Group. Mr. Ketter was born in Sao Paulo, Brazil in 1959. He has a degree in Mechanical Engineering at the Technical University of Munich and has taken Business Management courses at Insead in France.

Daphne Zheng - Daphne Zheng was appointed Chief Operating Officer China and member of the GEC in January 2017. Ms. Zheng most recently served as the Managing Director of the Sales Joint Venture in China with Guangzhou Automotive Group Co., Ltd., and previously has held senior positions in Sales and Marketing with FCA in China since 2008.
Prior to that appointment, she served as Vice President at Honeywell China in 2007 and Global Vice President at Onstar in the United States in 2005. Ms. Zheng began her career in 1993 as a journalist at China Daily and later joined GM China serving as the Director of Public Relations. She holds a Master of Business Administration degree from Rutgers University and a bachelor’s degree in journalism from Shanghai International Studies University. Ms. Zheng was born in Shanghai, China in 1970.
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
Mr. Alcala holds a Master of Business Administration from Duke University and a Bachelor of Business from the University of Michigan. Mr. Alcala was born in Royal Oak, Michigan, USA in 1961.
Richard K. Palmer - Richard K. Palmer was appointed Chief Financial Officer and a member of the GEC in September 2011. He was also named Chief Operating Officer Systems and Castings effective January 2016. Mr. Palmer was Chief Financial Officer of FCA US from June 2009 until 2017. Mr. Palmer joined FCA US from the former Fiat Group Automobiles, where he held the position of Chief Financial Officer beginning in December 2006. In 2003, he joined the Group as Chief Financial Officer of Comau, and in 2005, moved to Iveco in the same role.
Prior to that appointment, he was Finance Manager for several business units at General Electric Oil and Gas. Mr. Palmer spent the first years of his career in audit with Pricewaterhouse and later with United Technologies Corporation. Mr. Palmer served as a member of the Board of directors of R.R. Donnelley & Sons Company from 2013 to September 2016. Since October 1, 2016, Mr. Palmer has served as member of the Board of directors of LSC Communications, Inc., which was spun off from R.R. Donnelly and Sons Company, on that date.
Mr. Palmer is a Chartered Accountant and member of ICAEW (UK) and holds a Bachelor of Science degree in Microbiology from the University of Warwick (UK). Mr. Palmer was born in Keynsham, England in 1966.
Giorgio Fossati - Giorgio Fossati was appointed Corporate General Counsel in November 2014. He is also General Counsel - EMEA. Previously Mr. Fossati was General Counsel of Fiat, a position to which he was appointed in 2011. Previously he had been General Counsel of Fiat Auto since 2002, following other positions of increasing responsibility within the Fiat Legal department. Prior to that, Mr. Fossati worked in positions of increasing responsibility in the legal department at Iveco S.p.A.
Mr. Fossati earned his master’s degree in law from the University of Turin School of Law. He is an Italian citizen. Mr. Fossati was born in Turin, Italy in 1961.
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

Remuneration Policy for Executive Directors
The compensation for our executive directors is determined by the Board of Directors based on recommendations from the Compensation Committee of the Board of Directors (the “Compensation Committee”) and in accordance with the Company’s Remuneration Policy for Executive Directors (the “Remuneration Policy”). The current Remuneration Policy was approved by the shareholders of Fiat Chrysler Automobiles N.V. at the 2017 annual general meeting of FCA shareholders and is reviewed annually by the Compensation Committee. Our Remuneration Policy is available in full on the Company’s website at www.fcagroup.com.
The Compensation Committee reviews the Remuneration Policy and its implementation. The Compensation Committee concluded that there were no reasons to recommend adjustments to the Remuneration Policy at the 2018 annual general meeting of FCA shareholders with regard to its executive directors. This report describes the Company’s compensation principles and structure for the executive directors and summarizes the significant compensation decisions made by the FCA Compensation Committee in 2017.
Financial Year 2017 - Select Business Highlights
A key tenet of the Remuneration Policy is pay for performance. The Group had record results for 2017, achieving or exceeding all key targets for 2017. To provide perspective of the Group’s performance in 2017, the following table highlights some of the key achievements during the year:

2017 Financial Highlights
Achieved or exceeded all key targets for 2017 and in first four years of the five-year business plan
Record results with Adjusted EBIT at €7.1 billion and margin up 90 bps to 6.4%
Continued profitability in all segments with year over year Adjusted EBIT and margin growth
Cash flows from industrial operating activities of €1.6 billion contributed to €2.2 billion reduction in Net industrial debt
Introduction of Alfa Romeo Giulia and Stelvio in major global premium markets - brand announced return to Formula 1 for 2018 season
All-new Jeep Wrangler production started in Q4 ’17; Next-generation Ram 1500 and new Jeep Cherokee on schedule for 2018
Moody’s and S&P improved outlook on FCA’s ratings to positive from stable; Fitch upgraded FCA and maintained outlook at positive
In May 2014, we presented a five-year business plan, which was subsequently updated and is available on the Investor Relations page of the Company's website. We have successfully achieved the business plan key targets established for 2014, 2015, 2016 and 2017 and confirmed the key business plan targets for 2018.

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

Alignment with FCA's strategy	Compensation is strongly linked to the achievement of the Group's publicly disclosed performance targets.
Pay for performance
Compensation must reinforce our performance-driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Group's performance through both short and long-term variable pay instruments.

Competitiveness	Compensation should be competitive against the comparable market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives.
Long-term shareholder value creation	Targets triggering any variable compensation payment should align with the interest of shareholders.
Compliance	Our compensation policies and plans are designed to comply with applicable laws and corporate governance requirements.
Risk prudence	The compensation structure should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company's value.
Compensation Peer Group
For 2017, our compensation peer group was utilized to evaluate relative pay level alignment with Company performance. In April 2016, our Compensation Committee reviewed the suitability of our potential peer companies, which are companies operating in similar industries with whom we are most likely to compete for executive level talent, and approved a new peer group that was used in 2017. The Compensation Committee strives to identify a peer group that best reflects all aspects of FCA’s business and considers public listing, industry practices, geographic reach, and revenue proximity. Market capitalization was considered as a secondary characteristic. For 2014 and 2015, we used two peer groups - U.S. peers and European peers - with a combined total of 46 peer group companies. Our competitors used one group for purposes of benchmarking compensation. In order to better align FCA with its peers, in 2016, the Compensation Committee replaced the previously used two-peer group structure. A refined, consolidated and condensed international peer group, with a blend of both U.S. and European companies, was believed to better recognize the relevant talent market for our executives. In addition to including all U.S. and European automobile manufacturers, primary consideration was given to U.S. and European companies that have significant manufacturing and/or engineering operations and a global market presence. In April 2016, the Compensation Committee approved the new peer group of 26 companies listed below. The list is divided between 14 U.S. and 12 European companies, similar to the composition of our senior executive team.
Peer Group Companies

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
Short-term variable incentive(1)
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

Long-term variable incentive(1)
•
All equity awards are based on achievements of publicly disclosed multi-year financial targets
•
Performance criteria comprised of two equally weighted metrics, relative Total Shareholder Return (“TSR”) and Adjusted net profit
•
Awards have three vesting opportunities, one third after each of 2016, 2017 and 2018 based on cumulative results
•
Awards may be earned at a level from 0% to 125% of the target number of awards granted

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
Executive directors may receive typical benefits such as severance (linked to a non-compete restriction), company cars, medical insurance, accident and disability insurance, tax preparation, financial counseling and tax equalization
Facilitates strong performance, consistent with offerings of peer group companies
_______________________________
(1) The Chairman receives fixed compensation only and is not eligible for any variable compensation.
2017 Remuneration of Executive Directors
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
Executive Directors Realized Compensation
The following table was introduced in 2017 to provide a common context for understanding compensation.  Realized compensation as shown below, is the amount that our executive directors actually received in 2017.  Realized compensation includes actual base compensation earned, actual annual bonus, and value of equity awards that vested during the year.  In 2017, our Chairman’s realized cash compensation was €1,770,411 and our CEO's realized cash compensation was €9,676,303.
The objective of our CEO’s compensation reward structure is to pay for performance and incentivize our CEO to manage the Company from the perspective of an owner over the long term. In 2017 our CEO continued to successfully execute on delivering the 2014-2018 business plan, with the Company achieving its business plan targets for the fourth year in a row. In addition, the Company delivered a strong 280% total shareholder return for the period 2014-2017. The Company has also outpaced the returns of the ten automobile manufacturers represented in our Relative TSR peer group (listed later in this report).

Our CEO’s compensation is strictly aligned with pay for performance. Following three consecutive years of no vesting or payout of shares under our Long Term Incentive (“LTI”) program, in 2017 2,795,500 vested FCA shares were received by the CEO representing underlying PSU awards for compensation for the 2014-2016 period. These shares were awarded for performance in respect of each of 2014, 2015 and 2016 for a total value of €28,989,324, equating to an average in equity based compensation of €9,663,108 for each of the three years. Our CEO did not monetize the FCA shares that were delivered to him in 2017 under the LTI program (other than to pay associated taxes) and continues to own these shares, demonstrating alignment with FCA shareholders.
Realized compensation differs from the total compensation set forth in the Directors' Compensation table later in this report, and is in line with accounting and actuarial assumptions. The amounts in the table below are intended to clarify and complement, and do not serve as a substitute for the amounts reported in the compensation tables.

	Cash Compensation			Equity Compensation
	2017 Fixed and Variable Compensation			2017 FCA Units (delivered and held)
Executive Directors' Compensation	Base Compensation	Annual Bonus	Base Compensation + Annual Bonus	Total FCA shares delivered for three year (2014-2016) performance period under LTI program (100% at risk and performance based)
J. Elkann	€1,770,411	None	€1,770,411	None
S. Marchionne	€3,540,822	€6,135,481	€9,676,303	Annualized 931,833 units (€9,663,108(1))	Total Delivered over 3 Years 2,795,500 units (€28,989,324(1))
_______________________________
(1) No shares were received by our CEO in 2014, 2015 and 2016 under the LTI program. In 2017 the shares delivered were not monetized, other than to pay for associated taxes. This amount represents the value of 2,795,500 shares on an annual basis, using the March 13, 2017 vest date, to value the units:
- 2,795,500 total units/3 (number of years in performance period) = 931,833 shares per year;
- 931,833 units per year x €10.37/unit = €9,663,108
Total value delivered over 3 years: €9,663,108 x 3 = €28,989,324
CEO performance based equity earned for 2014-2016 which vested in 2017:

Year	Business Plan Targets Achieved	3 Year LTI Adjusted Net Profit Target Achieved	3 Year LTI Relative TSR Target Achieved	CEO LTI Vesting Rates Against Maximum Opportunity
2014	✓	✓	FCA #1	No vesting payment opportunity	Performance Period 2014-2016
2015	✓			No vesting payment opportunity
2016	✓			No vesting payment opportunity
100% in 2017

Total FCA Shareholder Return of 280%(1)
January 1, 2014	———————––——––—————————————————————➢	December 31, 2017
Median Peer Group Total Shareholder Return of 24% (10 Automobile Manufacturers)
_______________________________
(1) Calculated using split adjusted closing prices on December 31, 2013 and December 29, 2017, per the Borsa Italiana FCA listing.
Executive Directors’ Compensation
In 2017, no changes were made to any of the elements of compensation set forth above for either of the executive directors. The target compensation of the CEO is comprised of base compensation, short-term variable pay and long-term variable pay. The Chairman is not eligible for any form of variable compensation. For 2017, 81 percent of the CEO's target compensation was at-risk performance based compensation. In 2016, the Group entered into a written agreement with the CEO and a written agreement with the Chairman, memorializing the previously agreed terms and conditions of their service with the Company. The material terms of the CEO's and Chairman's respective agreements are described below within the discussion of their remuneration.

Target Elements of CEO Compensation

Elements of Compensation	Salary 19%	Incentive Bonus Target 19%	Total Long-Term Incentives 62%

Fixed vs. Variable	Fixed 19%	Variable 81%
Internal Pay Ratios
The Compensation Committee considered internal pay ratios within the Company and its affiliated enterprise, as provided for by the updated Dutch Governance Code. Multiple scenario analyses were developed comparing the pay of executive directors to the median FCA employee’s pay for 2017 and the previous year. Scenarios included executive director pay ratio reviews, considering the following:

•	Base salary earned for 2017.

•	Cash bonus and any other cash incentives paid for performance year ending in 2017.

•	Non-monetary compensation and contributions into retirement programs during the year.

•	Grant date fair value (per accounting valuation) for any stock-based award granted in 2017, (the method defined under US proxy-reporting rules for 2017).
Based on initial survey data provided by an external consultant, the range of ratios utilizing the above components were determined to be consistent with the median among large US companies (over 50,000 employees).
The Company is not disclosing pay ratios for 2017 compensation as the Dutch code does not describe the methodology to determine and disclose such ratios. The Company will continue to monitor the internal equity of the executive directors' compensation pursuant to the new and still evolving guidance under the Dutch Corporate Governance Code.
Base Salary
The base salary for our executive directors has remained unchanged for four consecutive years (2014, 2015, 2016 and 2017). In addition, the Company does not guarantee annual base pay increases for executive directors and their agreements do not contemplate automatic base salary increases. Base salary is the only fixed component of our executive directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well-qualified senior executives and expert leaders. Base salary is based on the individual’s skills, scope of job responsibilities, experience and competitive market data. The base salaries of our executive directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and are aligned with performance.
With FCA’s formation in October 2014, an annual base salary of U.S. $4.0 million for our CEO and an annual base salary of U.S. $2.0 million for our Chairman were approved. This decision was reached using compensation benchmarking and peer group analysis in consultation with the Company’s external compensation consultant. The Company believes that paying our executive directors at or above these benchmarks is necessary and appropriate to incentivize and retain uniquely qualified executive directors to lead the Company through the business cycle and position the Company for long-term growth.

Variable Components
The CEO is eligible to receive short-term variable compensation, subject to the achievement of pre-established, operating and financial performance targets. The variable components of the CEO’s remuneration, both short and long-term, are linked to predetermined, measurable objectives which serve to motivate strong performance and shareholder returns and are approved by the non-executive directors. The non-executive directors believe that placing significantly more weight on the long-term component is appropriate for the CEO position because it focuses efforts on the Company’s long-term objectives.
On an annual basis, we examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our CEO (scenario analysis). When such analysis was carried out for the 2017 financial year, the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria are appropriate under both the short-term and long-term incentive components of total remuneration in support of the Company’s strategic objectives.
Short-Term Variable Incentive

OUR COMPENSATION PHILOSOPHY IS DESIGNED TO REWARD
PERFORMANCE AND LEADERSHIP

The short-term variable elements and calculations for the CEO follow the same philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible FCA employees.

The primary objective of the short-term variable incentive is to motivate achievement of the business priorities for the current year. The CEO’s short-term variable incentive is based solely on annual financial objectives proposed by the Compensation Committee and approved by the non-executive directors each year. The short-term variable incentive program applies rigorous performance measures to ensure a link between annual payout and Company performance.
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
For 2017, the Compensation Committee approved the same plan design and metrics utilized in 2016.

•	Target bonus amount is expressed as a percentage of salary.

•	The individual target percentage for our CEO is 100 percent.

◦
This target is below external market benchmarks and is below the 25th percentile for the compensation peer group (this relative positioning further reinforces the value we place on a longer term perspective)

•	The Company performance factor is based on three metrics:

◦	Adjusted EBIT;

◦	Adjusted net profit; and

◦	Net industrial debt.

•	Each objective is equally weighed at one-third.

•	Each objective pays out independently.

•	To earn any incentive, the threshold performance must be at least 90 percent of the specific target established.

•	To earn the maximum payout of 250 percent of target, actual results must be achieved at 150 percent or greater of the target performance for each of the performance metrics.

•	There is no minimum bonus payout; payout is zero for below threshold performance.
The Compensation Committee established the annual financial performance goals based on the Company’s 2017 financial plan presented to the Board of Directors. In addition the Compensation Committee considered the Company’s performance relative to the business plan and input from the external compensation consultant to ensure the goals are linked to long-term shareholder value creation. The 2017 bonus plan goals were set with challenging hurdles, and are in line with the Group's initial external guidance and our five-year business plan, as set forth below.

2017 Performance Metric	Weight	Threshold (€ millions)	Target (€ millions)	Maximum (€ millions)
Adjusted EBIT(1)	1/3	6,300	7,000	10,500
Adjusted net profit(2)	1/3	2,700	3,000	4,500
Net industrial debt(3)	1/3	(2,750)	(2,500)	(1,250)
_______________________________
(1) Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write offs and unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense.
(2) Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
(3) Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

Discussion of 2017 Results
The Compensation Committee reviews results and achievement and presents the results to the non-executive Directors, typically in the first quarter of each year in connection with the completion of the year-end earnings release.
Significant growth and improvement were achieved in 2017 in each of the three key performance criteria linked to the CEO’s annual incentive:

•	Adjusted EBIT increased 16 percent to €7,054 million from 2016.

•	Adjusted net profit increased 50 percent from 2016 (€3,770 million in 2017 as compared to €2,516 million in 2016).

•	Net industrial debt reduced to €2,390 million at December 31, 2017 (was €4,585 million at December 31, 2016).
CEO Bonus Calculation
The Compensation Committee determined that the CEO earned an annual bonus for 2017 of U.S. $5.2 million (€4.6 million) as determined by the achievement of the Company performance factors illustrated above with an overall Company performance factor of 130.8%. The Chairman is not eligible for any form of short-term variable compensation.
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

FCA’s long-term variable incentives consist of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s five-year business plan that was published in May 2014 and subsequently updated. These awards increase the link between performance, realized compensation and shareholder interests, by delivering greater value to the CEO as shareholder value increases. Long-term incentive awards are intended to emphasize future compensation and encourage the delivery of results over a longer period of time as well as to serve as a retention tool. They are specifically designed to motivate our executives to achieve significant returns for our shareholders over the long-term.
Equity Incentive Plan
On October 29, 2014, in connection with the formation of FCA and the presentation of the 2014-2018 business plan, the Board of Directors approved a new LTI program, covering the five year performance period, under the Fiat Chrysler Automobiles N.V. Equity Incentive Plan (“EIP”), under which equity awards can be granted to eligible individuals. The LTI program is consistent with the Company’s business plan that was published in May 2014 and subsequently updated. The target setting process for the LTI program is built on the foundation of our rigorous business planning process which is determined by the overall business environment, industry and competitive market factors, as well as Company-wide business goals. Moreover, the targets are in line with external forward-looking guidance that we provide to analysts and investors.
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
CEO’s Long-Term Incentive Equity Awards
In 2017, there were no equity grants awarded to the CEO. The CEO has one outstanding performance based equity award, consisting of an aggregate of 4,489,496 performance share units at target as set forth in the Directors' Compensation table below, which was granted for the five-year 2014-2018 performance period and was approved by the shareholders in 2015. The award level and design for the one time grant covering the five-year performance period was based on market competitive analysis provided by the Compensation Committee’s external compensation consultant. The actual payout that the CEO may realize on his performance-based LTI award depends on the achievement of critical operation and relative stock performance targets established by the Compensation Committee for the 2014-2018 performance period. The performance share units can convert into shares of the Company at the end of years 3, 4, and 5 of the performance period, subject to certain vesting conditions.
The first performance tranche of the CEO’s equity award granted in 2015 vested on March 13, 2017 based on performance achieved during the 2014-2016 performance period. For the 2014-2016 performance period, performance share units were earned at 100% of target for Adjusted net profit achievement and at 150% of target for Relative TSR achievement. Accordingly 2,795,500 shares were delivered to the CEO.

The second performance tranche of the CEO’s equity award granted in 2015 will vest based on cumulative performance achieved during the 2014-2017 performance period. Satisfaction of this performance will be assessed by the Compensation Committee in 2018. The maximum opportunity for this second vesting of the CEO’s equity award is 2,805,935 units. The third and final performance tranche of the CEO's equity award granted in 2015 will vest based on cumulative performance achieved during the 2014-2018 performance period. Satisfaction of this performance will be assessed by the Compensation Committee in 2019. The LTI program does not impose a further holding period after vesting, given that the awards do not vest until after year three of the performance period, and the full vesting opportunity does not occur until after year five of the performance period.
Pension and Retirement Savings
Based on legacy arrangements which were developed to assist in incentivizing the executive directors during an extremely challenging period, certain retirement benefits were provided to the executive directors. Both executive directors have retirement savings benefits in an aggregate amount equal to five times their last annual base compensation. The award is payable quarterly over a period of 20 years commencing three months after the conclusion of services with the Company, with an option for a lump sum payment. The CEO also participates in legacy pension plans for which the Company mandatorily pays defined contributions to social security institutions.  In 2017, a cost of €1.3 million was recognized in connection with these post-mandate benefits and €3.0 million was paid in social security contributions.
Non-compete Restrictions and Severance
In connection with our CEO’s written agreement entered into in 2016, he agreed to a non-compete restriction under which he committed not to directly or indirectly work for or associate with any business that competes with the Company for two years after termination of his services. In addition, under the agreement, if the Company terminates his services for reasons other than for cause (as defined) or if he terminates his services for good reason (as defined), the Company will pay the CEO an amount equal to the sum of two times the sum of his annual base salary and annual bonus, in each case in the amount received for the last fiscal year prior to termination of his services, plus a pro-rated annual bonus for the year in which the termination occurs, based on actual performance goal achievement through the termination date (the “Severance”). If within twenty-four months following a change of control (as defined), the CEO’s services are involuntarily terminated by the Company (other than for cause), or are terminated by the CEO for good reason, the CEO is entitled to receive the Severance and accelerated vesting of awards under the EIP. If the CEO leaves the Company then pursuant to his agreement, he may not work for a competitor for two years after the termination date. The CEO will not be entitled to the Severance if he is terminated for cause.
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

The executive directors, by nature of their role in our geographically diverse company, may be subject to tax on their income for services in multiple countries. Given the executive directors are subject to tax on their worldwide income in their respective home countries, the Company studied the prevalent practice for handling incremental tax costs incurred by globally mobile executives. Based on that analysis, the Board decided to tax equalize all of the employment earnings, including equity income, to the executive directors’ respective home country effective tax rate, if incremental taxes over their home country tax rate would arise.
Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While the Company does not maintain a formal stock ownership policy, the CEO’s stock holdings, when viewed as a multiple of his 2017 base salary, was significantly greater than common market practice of five times base salary. Our CEO consistently retains most of his equity awards upon vesting (other than to cover associated tax obligations) demonstrating alignment with shareholder interests. The share ownership record for Mr. Marchionne reflects that he has historically held a substantial amount of equity in the Company, owning over 3 million shares on an annual basis from February 2012-2013 and over 6 million shares on an annual basis from 2014-2017.
Recoupment of Incentive Compensation (Clawback Policy)
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Company’s EIP defines the terms and conditions for any subsequent long-term incentive program. The Company's agreement with its CEO, the employment agreements with members of management, including its executive officers and the EIP allow the Company to recover, or “clawback”, incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the CEO and each of the Company’s executive officers will repay net amounts received for their 2016 and 2017 annual bonuses, restricted share units and performance share units if, during the two years after payment, (i) FCA restates its financial statements for any vesting or performance period covered by the compensation (a “covered period”), (ii) “cause”, as defined in executive’s employment agreement, existed during a covered period, or (iii) the executive engaged in certain conduct that has been materially injurious to the Company.
Equity Incentive Plan - Long Term Incentive Program

2014 - 2016	2014 - 2017	2014 - 2018	2017 and 2018 Vesting

Performance Periods			Awards subject to reduction/cancellation/recovery based on clawback policy

1st and 2nd tranche equity awards based on 2014 – 2016 and 2014 – 2017 performance achieved, respectively			Award in share of common stock
Annual Bonus Plan

2016 and 2017	2016 and 2017 Clawback

Annual Performance Periods	Awards subject to reduction/cancellation/recovery

Results based on performance in 2016 and 2017	Awards in cash in first quarter of 2017 and 2018

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
Prohibition On Short Sales (Anti-hedging)
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals to whom the policy applies from engaging in a short sale of the Company's or its subsidiaries' securities and derivatives (such as options, puts, calls, or warrants).
Remuneration for Non-Executive Directors
Remuneration of non-executive directors is set forth in the Remuneration Policy. The current remuneration for the non-executive directors is shown in the table below.

Non-Executive Director Compensation	U.S.$
Annual cash retainer	200,000
Additional retainer for Audit Committee member	10,000
Additional retainer for Audit Committee Chair	20,000
Additional retainer for Compensation/Governance Committee member	5,000
Additional retainer for Compensation/Governance Committee Chair	15,000
Additional retainer for Lead Independent Director	25,000
At the 2017 annual general meeting of FCA shareholders, the Company's shareholders approved amendments to the Remuneration Policy to introduce the principle that non-executive directors are paid in cash. Pursuant to the amendment, implemented shortly after the 2017 annual general meeting of shareholders, non-executive directors are to be paid in cash, and no longer have the option to elect to receive their annual retainer fee, committee membership, and committee chair fee payments in the form of common shares. Remuneration of non-executive directors is fixed and not dependent on the Group's financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans. Non-executive directors are also entitled to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.

Directors' Compensation
The following table summarizes the remuneration paid to the members of the Board of Directors for the year ended December 31, 2017.

Directors of FCA	Office held	In office from/to	Annual fee (€)		Annual incentive (1) (€)	Other compensation (€)		Total (€)
ELKANN John Philipp	Chairman	01/01/2017 - 12/31/2017	1,770,411		—	405,399	(2)	2,175,810
MARCHIONNE Sergio	CEO	01/01/2017 - 12/31/2017	3,540,822		4,631,395	2,737,479	(3)	10,909,696
AGNELLI Andrea	Director	01/01/2017 - 12/31/2017	179,501	(4)	—	—		179,501
BRANDOLINI D'ADDA Tiberto	Director	01/01/2017 - 12/31/2017	179,501	(4)	—	—		179,501
EARLE Glenn	Director	01/01/2017 - 12/31/2017	197,449	(4)	—	17,435	(5)	214,884
MARS Valerie	Director	01/01/2017 - 12/31/2017	192,961	(4)	—	5,133	(5)	198,094
SIMMONS Ruth J.	Director	01/01/2017 - 12/31/2017	183,986	(4)	—	6,108	(5)	190,094
THOMPSON Ronald L.	Director	01/01/2017 - 12/31/2017	210,911	(4)	—	5,599	(5)	216,510
VOLPI Michelangelo A.	Director	04/15/2017 - 12/31/2017	90,733			—		90,733
WHEATCROFT Patience	Director	01/01/2017 - 12/31/2017	192,961	(4)	—	11,180	(5)	204,141
WOLF Stephen M.	Director	01/01/2017 - 04/14/2017	97,802	(4)	—	2,036	(5)	99,838
ZEGNA Ermenegildo	Director	01/01/2017 - 12/31/2017	188,535	(4)	—	7,738	(5)	196,273
Total			7,025,573		4,631,395	3,198,107		14,855,075
_________________________
(1) The annual incentive represents the bonus paid in 2018 for the 2017 performance year.
(2) The stated amount includes the use of transport and insurance premiums.
(3) The stated amount includes insurance premiums, tax preparation and tax equalization.
(4) Non-executive directors who elected to receive a portion of their annual retainer fee in common shares of FCA, prior to the change in Remuneration Policy approved at the 2017 annual general meeting of FCA shareholders. The amount of the annual fee reported includes the fair value of the shares received.
(5)The stated amount refers to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.

Share Plans Granted to Directors
The following table gives an overview of the share plans held by the Chief Executive Officer and other Board Members.

Name / Plan	Grant Date	Vesting Date	Number of shares under award at January 1, 2017	Fair Value on Grant Date (1)	Shares Granted (1)	Shares Vested	Number of shares under award at December 31, 2017
Agnelli / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.34	4,970	4,970	—
Brandolini / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.34	4,970	4,970	—
Earle / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.35	6,283	6,283	—
Mars / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.34	4,970	4,970	—
Simmons / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.35	9,432	9,432	—
Thompson / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.34	4,970	4,970	—
Wheatcroft / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.34	4,970	4,970	—
Wolf / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.35	9,320	9,320	—
Zegna / 2017 FCA Share Grants	01/2017 - 04/2017	01/2017 - 04/2017	—	U.S.$10.34	4,970	4,970	—
Marchionne / FCA LTI awards (2),(3),(4)	04/16/2015	2017 / 2018 / 2019	6,709,200	U.S.$14.84	—	2,795,500	4,472,800
________________________________
1) Prior to the 2017 annual general meeting of FCA shareholders non-executive directors could elect to receive a portion of their annual retainer fee in common shares of FCA rather than in cash. The fair value of the shares received and shown in the table is included in the annual amount of the annual fee reported in the Directors' compensation table above. The Company amended the Remuneration Policy for its non-executive directors at the 2017 annual general meeting of shareholders to state that the non-executive directors’ compensation will be paid entirely in cash.
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
(3) In January, 2018, the Compensation Committee in accordance with the terms of the LTI plan, adjusted the equity awards to make holders of the Company’s LTI awards whole for the diminution in value of an FCA share resulting from the distribution of the ordinary shares in GEDI Gruppo Editoriale S.p.A. (GEDI). For LTI awards, the actual value of units received will depend on the Company’s performance as described above. Fair value is calculated by multiplying the per unit value of the award by the number of units corresponding in the most probable outcome of the performance conditions as of the grant date. The per unit is based on the Company’s stock on the grant date, adjusted to reflect the relative TSR modifiers using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Event	Number of shares under award	Conversion Factor	Fair Value on award date	Dilution Adjustment	Number of adjusted shares
GEDI	4,472,800	1.003733	U.S.$9.52	16,696	4,489,496
(4) This number represents the maximum opportunity for the first vesting of the CEO’s equity award.
The total cost recognized in 2017 by the Company in connection with the share plans referenced above was approximately €14 million.
Executive Officers’ Compensation
Refer to Note 24, Related party transactions, within the Consolidated Financial Statements included elsewhere in this report for detail on the aggregate compensation expense for executives with strategic responsibilities.
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
On December 20, 2017, the Board of Directors adopted the current charter of the Audit Committee. The function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the Company’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) the Company’s compliance with legal and regulatory requirements; (v) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; and (vii) the implementation and effectiveness of the Company’s ethics and compliance program. The Audit Committee shall be comprised of at least three non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

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
At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and section 2(3) of the Dutch Decree on the Establishment of an audit committee.
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairman
Patience Wheatcroft	Member
Ruth J. Simmons	Member

On December 20, 2017, the Board of Directors adopted the current charter of the Governance and Sustainability Committee. The function of the Governance and Sustainability Committee is to assist the Board of Directors with respect to the determination of, inter alia: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointments of executive and non-executive directors; (v) supervision of the selection criteria and appointment procedure for senior management; (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three directors, at most one of whom may be an executive director and more than half of whom shall be independent under the Dutch Corporate Governance Code, elected by the Board of Directors.
The Compensation committee consists of the following members:

Name	Position
Ermenegildo Zegna	Chairman
Valerie A. Mars	Member
Michelangelo Volpi	Member
On December 20, 2017, the Board of Directors adopted the current charter of the Compensation Committee. The function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; and (iv) remuneration report. The Compensation Committee shall be comprised of at least three non-executive directors, at most one of whom may not be independent under the Dutch Corporate Governance Code, elected by the Board of Directors.
D. Employees
Human capital is a crucial factor in our success, both in terms of building a position among global leaders in the automobile sector and in creating value that is sustainable over the long-term. Recognizing performance and leadership, encouraging professional development, creating equal opportunity for individuals to develop and providing attractive career paths within the organization are all an essential part of our commitment toward our employees. Through a structured, global human resources management process, we identify and develop talent and motivate employees. Some of our initiatives to meet this objective include:

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
At December 31, 2017, we had a total of 235,915 employees (excluding employees of certain joint ventures), a 2.1 percent increase from December 31, 2016 and a 0.6 percent increase over December 31, 2015. The following table provides a breakdown of these employees as of December 31, 2017, 2016 and 2015, indicated by type of contract and region.

	Hourly			Salaried			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Europe	53,735	55,106	58,194	32,591	32,637	33,604	86,326	87,743	91,798
North America	77,943	70,856	67,720	24,197	23,594	22,490	102,140	94,450	90,210
Latin America	30,852	31,081	34,574	7,992	9,250	9,625	38,844	40,331	44,199
Asia	2,668	2,798	2,562	5,756	5,533	5,680	8,424	8,331	8,242
Rest of the world	4	4	4	177	160	168	181	164	172
Total	165,202	159,845	163,054	70,713	71,174	71,567	235,915	231,019	234,621
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
In Italy, 40.3 percent of our workers were trade union members in 2017 (including an association which was recognized as a trade union in 2017), compared with 34.7 percent of workers in 2016. In addition to the rights granted to all Italian trade unions and workers concerning freedom of association, we provide an additional service to our Italian employees by paying the trade union dues on their behalf.
A large portion of our workers in the U.S., Canada and Mexico are represented by trade unions.
Collective bargaining at various levels resulted in major agreements being reached with trade unions on both wage and employment conditions in several countries. Approximately 85.3 percent of our employees worldwide are covered by collective bargaining agreements.
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
E. Share Ownership
The table below shows the number of FCA common shares owned at February 19, 2018 by members of FCA’s board and GEC.

FCA Directors Owning FCA Common Shares at February 19, 2018	Shares	Percent of Class
Sergio Marchionne	16,415,500	1.07%*
John Elkann	133,000	—%
Andrea Agnelli	36,102	—%
Tiberto Brandolini d’Adda	25,973	—%
Glenn Earle	34,136	—%
Valerie Mars	25,973	—%
Ruth J. Simmons	50,881	—%
Ronald L. Thompson	25,973	—%
Patience Wheatcroft	25,973	—%
Ermenegildo Zegna	29,008	—%
_____________________________
* Interest in full share capital, and percentage of overall voting rights, is 0.84 percent
Except for the Executive Director as noted above, no members of senior management beneficially own 1% or more of the Company's common shares.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor N.V. is the largest shareholder of FCA through its 29.18 percent shareholding interest in our issued common shares (as of February 15, 2018). As a result of the loyalty voting mechanism, Exor N.V.’s voting power is 42.34 percent.
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
Based on the information in FCA’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of FCA's capital and/or voting interest. As follows the common shares' holding of FCA as of February 15, 2018:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor N.V.(1)	449,410,092	29.18
Baillie Gifford & Co. (2)	52,231,297	3.39
_____________________________

(1)
In addition, Exor N.V. holds 375,803,870 special voting shares; Exor N.V.'s beneficial ownership in FCA is 42.34 percent, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by Exor N.V. and (ii) the aggregate number of outstanding common shares and issued special voting shares.

(2)
Baillie Gifford & Co., as an investment adviser in accordance with rule 240.13d-1(b), beneficially owns 78,283,320 common shares with sole dispositive power (4.02 percent of the issued shares), of which 52,231,297 common shares are held with sole voting power (2.68 percent of the issued shares).

Based on the information in FCA’s shareholder register and other sources available to us, as of January 31, 2018, approximately 440 million FCA common shares, or 29 percent of the FCA common shares, were held in the United States. As of the same date, approximately 1,100 record holders had registered addresses in the United States.
B. Related Party Transactions
The related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over FCA and its subsidiaries, companies belonging to Exor N.V. (including CNHI) and unconsolidated subsidiaries, associates or joint ventures of the Group. Members of FCA’s Board of Directors, Board of Statutory Auditors (through the date of the Merger) and executives with strategic responsibilities and their families are also considered related parties. From January 3, 2016, which was the date of the spin-off from the Group, transactions carried out with Ferrari N.V., being controlled by Exor N.V, are related party transactions.
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
Legal Proceedings
Refer to Item 4B. Business Overview—Legal Proceedings for information on significant legal proceedings.
Dividend Policy
For 2017, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s Business Plan.
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

Item 9. The Offer and Listing
A. Offer and Listing Details
On October 13, 2014, our common shares began trading on the NYSE under the symbol “FCAU” and on the MTA under the symbol “FCA”. Prior to October 13, 2014, our ordinary shares were listed and traded on the MTA under the symbol “Fiat”.
The following table presents the high and low closing market prices of FCA common shares as reported on the NYSE and the MTA for each of the periods indicated. The Ferrari spin-off was completed on January 3, 2016. Beginning on January 4, 2016, FCA common shares have been traded excluding Ferrari. The share prices presented in this table have not been retroactively adjusted for the spin-off.

	NYSE		MTA
	High	Low	High	Low
	(in U.S.$)		(in €)
Period ended December 31, 2014(1)	13.610	8.740	11.170	6.875
Year ended December 31, 2015	16.720	11.250	15.800	9.465
First Quarter 2015	16.720	11.250	15.800	9.465
Second Quarter 2015	16.710	14.330	15.630	12.800
Third Quarter 2015	16.560	12.210	14.960	11.080
Fourth Quarter 2015	16.470	13.090	14.520	11.850
Year ended December 31, 2016	9.120	5.680	8.735	5.110
First Quarter 2016	9.070	5.880	8.365	5.230
Second Quarter 2016	8.260	5.960	7.355	5.355
Third Quarter 2016	7.000	5.680	6.330	5.110
Fourth Quarter 2016	9.120	6.160	8.735	5.605
Year ended December 31, 2017	18.500	9.490	15.660	8.780
First Quarter 2017	11.580	9.490	10.820	8.780
Second Quarter 2017	11.650	9.700	10.600	9.015
Third Quarter 2017	17.950	10.960	15.160	9.650
Fourth Quarter 2017	18.500	16.530	15.660	13.990
Monthly
August 2017	15.130	11.610	12.650	9.820
September 2017	17.950	15.530	15.160	13.120
October 2017	17.960	16.530	15.290	13.990
November 2017	18.150	17.050	15.660	14.420
December 2017	18.500	16.950	15.510	14.130
January 2018	24.810	18.430	19.844	15.160
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
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the framework equity incentive plan which had been adopted before the closing of the Merger. Any issuance of shares thereunder in the period from 2014 to 2018 will be subject to the satisfaction of certain performance/retention requirements. Any issuances to directors will be subject to shareholder approval. During 2017 a total of 12,069,116 common shares were issued under the framework equity incentive plan.
On December 16, 2014, FCA completed the following capital transactions:

•
FCA completed the sale of 100 million common shares, nominal value €0.01 per share, consisting of the common shares previously held by FCA as treasury shares and additional common shares that FCA issued to replenish the share capital canceled in accordance with applicable law following the exercise by Fiat S.p.A. shareholders of cash exit rights under Italian law in connection with the cross-border merger of Fiat into FCA.

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
At December 31, 2014, there were 1,250,000 common shares reserved for issuance under the FCA Non-Executive Directors’ Compensation Plan in the following 5 years. During 2015, a total of 83,172 common shares were issued at fair market value. Fair market value equals the average of the highest and lowest sale price of a common share during normal trading hours on the NYSE on the last trading day of the applicable plan year quarter. During 2016, a total of 163,333 common shares were issued at fair market value. During 2017, a total of 54,855 common shares were issued at fair market value.
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
(4) Effective January 15, 2016, Threshold appreciation price was adjusted from U.S.$12.9250 to U.S.$8.3712 as a result of the spin-off of Ferrari N.V. and effective May 13, 2016, was subsequently adjusted from U.S.$8.3712 to U.S.$8.3224 as a result of the distribution of the Group's investment in RCS MediaGroup S.p.A
(5) Effective May 13, 2016, the minimum number of shares was adjusted from 222,435,875 to 223,741,125 as a result of the distribution of the Group's investment in RCS MediaGroup S.p.A

The FCA Board of Directors is a single board and consists of three or more members, comprising both members having responsibility for the day-to-day management of FCA (executive directors) and members not having such day-to-day responsibility (non-executive directors). The tasks of the executive and non-executive directors in a one-tier board such as FCA’s Board of Directors may be allocated under or pursuant to the FCA Articles of Association, provided that the general meeting of shareholders has stipulated whether such director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive directors or nominating directors for appointment. Tasks that are not allocated fall within the power of the FCA Board of Directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of FCA (including supervision thereof in case of non-executive directors).
FCA has a policy in respect of the remuneration of the members of the FCA Board of Directors. With due observation of the remuneration policy, the FCA Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The FCA Board of Directors must submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The policy was partially amended as approved by the General Meeting of Shareholders held on April 14, 2017 by introducing the principle that non-executive directors are paid in cash. Nonetheless, the Board of Directors, upon recommendation of the Compensation Committee, may determine that the retainer fee may be converted, in whole or in part, into common shares of the Company upon payment.
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
Subject to meeting certain conditions, FCA common shares can be registered in the loyalty register of FCA, or the Loyalty Register, and may qualify as qualifying common shares, or the Qualifying Common Shares. The holders of Qualifying Common Shares are entitled to receive without consideration one FCA special voting share in respect of each such Qualifying Common Share. Pursuant to the terms and conditions of the FCA special voting shares, or the Terms and Conditions, and for so long as the FCA common shares remain in the Loyalty Register, such FCA common shares shall not be sold, disposed of, transferred, except in very limited circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers, defined in the Terms and Conditions as the “Loyalty Transferee”), but a shareholder may create or permit to exist any pledge lien, fixed or floating charge or other encumbrance over such FCA common shares, provided that the voting rights in respect of such FCA common shares and any corresponding special voting shares remain with such shareholder at all times. FCA’s shareholders who want to directly or indirectly sell, dispose of, trade or transfer such FCA common shares or otherwise grant any right or interest therein, or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such FCA common shares with a potential transfer of voting rights relating to such encumbrances will need to submit a de-registration request as referred to in the Terms and Conditions, in order to transfer the relevant FCA common shares to the regular trading system (“the Regular Trading System”) except that an FCA shareholder may transfer FCA common shares included in the Loyalty Register to a Loyalty Transferee (as defined in the Terms and Conditions) of such FCA shareholder without transferring such shares from the Loyalty Register to the Regular Trading System.
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
Liability to Further Capital Calls
All of the outstanding FCA common shares and special voting shares are fully paid and non-assessable.
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
At any time, a holder of FCA common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such FCA common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such FCA common shares no longer qualify as Electing Common Shares or Qualifying Common Shares, as a result, the holder of such FCA common shares is required to offer and transfer the special voting shares associated with such FCA common shares that were previously Qualifying Common Shares to FCA for no consideration (om niet) as described in detail in —“Loyalty Voting Structure-Terms and Conditions of the Special Voting Shares-Withdrawal of Special Voting Shares”.
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
Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (including the general meeting of shareholders). The Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting; and (v) one-tier governance structure.
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

The Dutch Corporate Governance Code was revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, FCA must report in 2018 regarding its application of the revised Dutch Corporate Governance Code over the 2017 financial year.
Disclosure of Holdings under Dutch Law
As a result of the listing of the FCA common shares on the MTA, chapter 5.3 of the Dutch Financial Supervision Act (“AFS”) applies, pursuant to which any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in FCA must promptly give written notice to the AFM of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.
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
Following the implementation of Directive 2013/50/EU into the AFS, every holder of three percent or more of the issued and outstanding share capital or voting rights whose interest has changed compared to his most recent notification, and which holder knows or should know that pursuant to this change his interest reaches or crosses a threshold as a result of certain acts (as described above and including the exchange of a financial instrument or a contract (pursuant to which the holder is deemed to have issued and outstanding shares or voting rights at his disposal)), must notify the AFM of this change.
FCA is required to notify the AFM promptly of any change of one percent or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in FCA’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.

In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, as amended, notification must be made of any net short position of 0.2 percent in the issued share capital of FCA, and of every subsequent 0.1 percent above this threshold. Notifications starting at 0.5 percent and every subsequent 0.1 percent above this threshold will be made public via the short selling register of the AFM. Furthermore, gross short positions shall be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.
Furthermore, each member of the Board of Directors must notify the AFM:

•	within two weeks after his/ her appointment of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of FCA’s issued and outstanding share capital; and

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
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from FCA regarding its application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM; (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports; or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
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
In addition, persons who are closely associated with members of the Board of Directors or any of the other Insiders must notify the AFM of all transactions conducted for their own account relating to FCA’s shares or financial instruments, the value of which is (in part) determined by the value of FCA’s shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.

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
In particular, the following main disclosure obligations shall apply to FCA:

•
the Legislative Decree no. 58/1998, or the Italian Financial Act effective as of the date of this report: article 92 (equal treatment principle), article 114-bis (to the extent applicable to Dutch companies, information concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB) and article 180 and the following (relating to insider trading and market manipulation);

•
the applicable law concerning market abuse and, in particular, Regulation (UE) 596/2014 (the “MAR Regulation”) and its implementing measures: article 7 (Inside information), article 17 (Public disclosure of inside information) and article 18 (Insider lists) as well as the implementing regulations.

In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends) shall apply to FCA.
It remains understood that the foregoing is based on the current legal framework and, therefore, it may vary following any potential regulatory intervention by the concerned Member States and competent authorities.

Disclosure of Inside Information - Article 17 of the MAR Regulation
Pursuant to the MAR Regulation, FCA shall disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) relates directly to FCA or FCA’s common shares; and (iv) if it were made public, would be likely to have a significant effect on the prices of FCA’s common shares or on the price of related derivative financial instruments (the “Inside Information”). In this regard,

•
“information shall be deemed to be of a precise nature” if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (i.e., FCA’s common shares) or the related derivative financial instrument. In this respect in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information.

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
The above disclosure requirement shall be complied with through the publication of a press release by FCA, in accordance with the modalities set forth from time to time under Dutch and Italian law, disclosing to the public the relevant Inside Information.
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
C. Material Contracts
For a discussion of our Medium Term Notes Programme, our 2020 Notes and 2023 Notes, refer to Note 21, Debt, within our Consolidated Financial Statements included elsewhere in this report.
For a discussion of our mandatory convertibles securities and the Company’s equity plans, refer to Note 26, Equity and Note 18, Share-based compensation, within our Consolidated Financial Statements included elsewhere in this report.
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
Taxation of Dividends
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
Taxation of Capital Gains
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

Ownership of Special Voting Shares
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
Disposition of Special Voting Shares
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

•
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

•
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
Gift and inheritance taxes
If a holder of FCA common shares and, if applicable, FCA special voting shares disposes of FCA common shares and, if applicable, FCA special voting shares by way of gift, in form or in substance, or if a holder of FCA common shares and, if applicable, FCA special voting shares who is an individual dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

•	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

•
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

Material UK Tax Consequences
This section describes the material United Kingdom tax consequences of the ownership of FCA common shares for U.S. Shareholders. It does not purport to be a complete analysis of all potential UK tax consequences of holding FCA common shares. This section is based on current UK tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as on applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis.
This section applies only to shareholders of FCA that are U.S. Shareholders, that are not resident or domiciled in the UK, that are not individuals temporarily non-resident in the UK for a period of up to five years, that hold their shares as an investment (other than through an individual savings account), and that are the absolute beneficial owner of both the shares and any dividends paid on them. This section does not apply to members of any special class of shareholders subject to special rules, such as:

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
Shareholders should consult their own tax advisors on the UK tax consequences of owning and disposing of FCA common shares in their particular circumstances.
Tax Consequences of Owning FCA Common Shares
Taxation of Dividends
Dividend payments may be made without withholding or deduction for or on account of UK income tax.
A U.S. Shareholder will not be liable to account for income or corporation tax in the UK on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the UK and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a UK permanent establishment through which the trade is carried on (unless, if certain conditions are met, the trade is carried on through an independent broker or investment manager).
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

Stamp Duty and Stamp Duty Reserve Tax
No liability to UK stamp duty or Stamp Duty Reserve Tax (“SDRT”) will arise on the issue of FCA common shares to shareholders. FCA will not maintain any share register in the UK and, accordingly, (i) UK stamp duty will not normally be payable in connection with a transfer of common shares, provided that the instrument of transfer is executed and retained outside the UK and no other action is taken in the UK by the transferor or transferee, and (ii) no UK SDRT will be payable in respect of any agreement to transfer FCA common shares.
Tax Consequences of Participating in the Loyalty Voting Structure
A U.S. Shareholder that would not be subject to tax on dividends or capital gains in respect of FCA common shares will not be subject to tax in respect of the special voting shares.
FCA will not maintain any share register in the UK and, accordingly, no liability to UK stamp duty or SDRT will arise to shareholders on the issue or repurchase of special voting shares.
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

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company;

•	the principal exchange rates to which the Group is exposed are:

◦	EUR/U.S.$, relating to sales and purchases in U.S.$ made by Italian companies (primarily for Maserati and Alfa Romeo vehicles) and to sales and purchases in Euro made by FCA US;

◦	U.S.$/CAD, primarily relating to FCA Canada's sales of U.S. produced vehicles, net of FCA US sales of Canadian produced vehicles;

◦	CNY, in relation to sales in China originating from FCA US and from Italian companies (primarily for Maserati and Alfa Romeo vehicles);

◦	GBP, AUD, MXN, CHF, and ARS in relation to sales in the UK, Australian, Mexican, Swiss, and Argentinian markets;

◦	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

◦	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan; and

◦	U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
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
There have been no substantial changes in 2017 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, cross-currency interest rate and currency swaps) at December 31, 2017 resulting from a 10 percent change in the exchange rates would have been approximately €1,010 million (€1,453 million at December 31, 2016).
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2017, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €71 million (approximately €56 million at December 31, 2016).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2017, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in an increase in Net financial expenses (before taxes), on an annual basis, of approximately €27 million (€30 million at December 31, 2016).
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
In connection with the commodity price derivative contracts outstanding at December 31, 2017, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €51 million (fair value loss of €35 million at December 31, 2016). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.
Opinion on Internal Control over Financial Reporting
We have audited Fiat Chrysler Automobiles N.V.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiat Chrysler Automobiles N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Fiat Chrysler Automobiles N.V. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated February 20, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Turin, Italy
February 20, 2018

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Glenn Earle and Ronald Thompson are “audit committee financial experts”. Mr. Earle and Mr. Thompson are independent directors under NYSE standards.
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
Item 16C. Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2017 and 2016. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2017 and 2016, respectively:

	Years Ended December 31
(€ thousands)	2017	2016
Audit fees	€18,601	€19,180
Audit-related fees	398	761
Tax fees	100	241
Total	€19,099	€20,182
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
None.

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
The Dutch and NYSE corporate governance regimes are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as summarized below. We endorse the principles and best practice provisions of the revised Dutch Corporate Governance Code. In contrast to NYSE rules applicable to U.S. companies, the Dutch Corporate Governance Code is based on a “comply or explain” principle. As a result, deviations from best practice provision of the Dutch Corporate Governance Code are allowed, as long as such deviations are explained in the annual report.
The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies, as well as certain ways in which our governance practices deviate from those suggested in the Dutch Corporate Governance Code. For a discussion of compensation related matters please see Item 6B. Compensation.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Corporate Governance Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees, and by considering a non-executive board member serving as director in the Board of a shareholder holding ten percent or more of the company’s shares to be not independent, even if he or she is considered “independent” on the board of directors of the shareholder.
We deviate from the Dutch Corporate Governance Code’s general best practice provision regarding the maximum of one non-executive director affiliated with a shareholder holding ten percent or more of the shares in the company. We believe this is appropriate in light of the position of Exor N.V. as our reference shareholder.
We consider seven of our eleven Board members to be independent. These Board members are all deemed “independent” under the NYSE definition. One of the seven is considered not independent under the Dutch Corporate Governance Code which considers a director of a shareholder holding ten percent or more of the company’s shares as not independent. We believe Mr. Volpi is independent notwithstanding his role as an independent board member of Exor N.V.. We believe however, this is appropriate in light of the position of Exor N.V. as our reference shareholder.
The Company does not have a retirement schedule as referred to in best practice provision 2.2.4 of the Dutch Corporate Governance Code, because pursuant to the Articles of Association the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of FCA shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed at NYSE, the Company also relies on certain US governance policies, one of which is the reappointment of our Directors at each annual general meeting of FCA shareholders.

The Board has not appointed a Vice-chairman in the sense of best practice provision 2.3.7 of the Dutch Corporate Governance Code. The Board has however appointed a Chairman of the Company and one of the non-executive directors as “voorzitter” of the Board of Directors (referred to as the “Senior Non-executive Director”). The Board Regulations provide that in absence of the Senior Non-executive Director any other non-executive director chosen by a majority of the directors present at a meeting shall preside at meetings of the Board of Directors. In addition the Chairman of the Company acts as contact for individual directors regarding the functioning of the Senior Non-executive Director and any conflict of interest or potential conflict of interest of the Senior Non-executive Director can be reported to the Chairman. We believe that this is sufficient to ensure that the functions assigned to the vice-chairman by the Dutch Corporate Governance Code are properly discharged.
Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every executive and non-executive Director nominated for appointment should attend the general meeting at which votes will be cast on its nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of FCA shareholders is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company's general meeting of shareholders is well informed in respect of the nominees for (re)appointment and in practice only the executive Directors will therefore be present at the general meeting.
Mr. John Elkann, being an executive Director, has a position on the Governance and Sustainability Committee to which best practice provision 5.1.4 of the Dutch Corporate Governance Code applies. The position of Mr. Elkann as executive Director in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee and include duties that warrant participation of an executive Director in the view of the Company.
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
The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). Furthermore, the Audit Committee may not be chaired by the Chairperson of the Board or by a former executive of the Company. Currently, the Audit Committee consists of Mr. Glenn Earle (Chairman), Mr. Thompson, Ms. Wheatcroft and Ms. Mars.
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, however the Dutch Corporate Governance Code also requires us to have a Compensation Committee and a selection and appointment committee (which we call our Governance and Sustainability Committee). Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Corporate Governance Code. All the current members of the Compensation Committee are independent under the NYSE rules, while two out of three of them are independent under the Dutch Corporate Governance Code.
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
Item 18. Financial Statements
The audited Consolidated Financial Statements, as required under Item 18, are attached hereto starting on page F-1 of this Form 20-F.

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

2.3
Indenture, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, relating to senior debt securities (incorporated by reference to Exhibit 4.1 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36676)

2.4	Form of 4.500% Global Security for Exchange Notes due 2020 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
2.5	Form of 5.250% Global Security for Exchange Notes due 2023 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)

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

4.1	Fiat Chrysler Automobiles N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.2	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
8.1	Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	Consent of Independent Registered Public Accounting Firm
99.1	Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2017 and 2016 *
99.2	Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2016 and 2015 *
* To be filed by amendment within six months of December 31, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT CHRYSLER AUTOMOBILES N.V.
(Registrant)

	By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Dated: February 20, 2018

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Fiat Chrysler Automobiles N.V. (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young S.p.A.

We have served as the Company’s auditor since 2012.
Turin, Italy
February 20, 2018

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31
	Note	2017	2016	2015
Net revenues	4	€110,934	€111,018	€110,595
Cost of revenues		93,975	95,295	97,620
Selling, general and other costs		7,385	7,568	7,576
Research and development costs	5	3,230	3,274	2,864
Result from investments:		410	316	143
Share of the profit of equity method investees	12	409	313	130
Other income from investments		1	3	13
Reversal of a Brazilian indirect tax liability	22	895	—	—
Gains on disposal of investments		76	13	—
Restructuring costs		95	88	53
Net financial expenses	6	1,469	2,016	2,366
Profit before taxes		6,161	3,106	259
Tax expense	7	2,651	1,292	166
Net profit from continuing operations		3,510	1,814	93
Profit from discontinued operations, net of tax	3	—	—	284
Net profit		€3,510	€1,814	€377

Net profit attributable to:
Owners of the parent		€3,491	€1,803	€334
Non-controlling interests		19	11	43
		€3,510	€1,814	€377
Net profit from continuing operations attributable to:
Owners of the parent		€3,491	€1,803	€83
Non-controlling interests		19	11	10
		€3,510	€1,814	€93
Earnings per share:	27
Basic earnings per share		€2.27	€1.19	€0.22
Diluted earnings per share		€2.24	€1.18	€0.22

Earnings per share for Net profit from continuing operations:	27
Basic earnings per share		€2.27	€1.19	€0.05
Diluted earnings per share		€2.24	€1.18	€0.05

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31
	Note	2017	2016	2015
Net profit (A)		€3,510	€1,814	€377

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	26
(Losses)/gains on re-measurement of defined benefit plans		(64)	584	679
Share of gains/(losses) on re-measurement of defined benefit plans for equity method investees		2	(5)	(2)
Related tax impact		(21)	(261)	(201)
Items relating to discontinued operations, net of tax		—	—	3
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		(83)	318	479

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	26
Gains/(losses) on cash flow hedging instruments		147	(249)	186
Gains on available-for-sale financial assets		14	15	11
Exchange (losses)/gains on translating foreign operations		(1,942)	458	1,002
Share of Other comprehensive (loss) for equity method investees		(121)	(122)	(17)
Related tax impact		(10)	69	(48)
Items relating to discontinued operations, net of tax		—	—	18
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(1,912)	171	1,152

Total Other comprehensive (loss)/income, net of tax (B1)+(B2)=(B)		(1,995)	489	1,631

Total Comprehensive income (A)+(B)		€1,515	€2,303	€2,008

Total Comprehensive income attributable to:
Owners of the parent		€1,491	€2,288	€1,953
Non-controlling interests		24	15	55
		€1,515	€2,303	€2,008
Total Comprehensive income attributable to owners of the parent:
Continuing operations		€1,491	€2,288	€1,685
Discontinued operations		—	—	268
		€1,491	€2,288	€1,953

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in € million)

		At December 31
	Note	2017	2016
Assets
Goodwill and intangible assets with indefinite useful lives	9	€13,390	€15,222
Other intangible assets	10	11,542	11,422
Property, plant and equipment	11	29,014	30,431
Investments accounted for using the equity method	12	2,008	1,793
Other financial assets	13	482	649
Deferred tax assets	7	2,004	3,699
Other receivables	15	666	581
Tax receivables	15	83	93
Accrued income and prepaid expenses		328	372
Other non-current assets		508	359
Total Non-current assets		60,025	64,621
Inventories	14	12,922	12,121
Assets sold with a buy-back commitment		1,748	1,533
Trade and other receivables	15	7,887	7,273
Tax receivables	15	215	206
Accrued income and prepaid expenses		377	389
Other financial assets	13	487	762
Cash and cash equivalents	17	12,638	17,318
Assets held for sale	3	—	120
Total Current assets		36,274	39,722
Total Assets		€96,299	€104,343
Equity and liabilities
Equity	26
Equity attributable to owners of the parent		€20,819	€19,168
Non-controlling interests		168	185
Total Equity		20,987	19,353
Liabilities
Long-term debt	21	10,726	16,111
Employee benefits liabilities	19	8,584	9,052
Provisions	20	5,770	6,520
Other financial liabilities	16	1	16
Deferred tax liabilities	7	388	194
Tax payables	22	74	25
Other liabilities	22	2,500	3,603
Total Non-current liabilities		28,043	35,521
Trade payables		21,939	22,655
Short-term debt and current portion of long-term debt	21	7,245	7,937
Other financial liabilities	16	138	681
Employee benefit liabilities	19	694	811
Provisions	20	9,009	9,317
Tax payables	22	309	162
Other liabilities	22	7,935	7,809
Liabilities held for sale	3	—	97
Total Current liabilities		47,269	49,469
Total Equity and liabilities		€96,299	€104,343

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (in € million)

		Years ended December 31
	Note	2017	2016	2015
Cash flows from operating activities:
Net profit from continuing operations		€3,510	€1,814	€93
Amortization and depreciation		5,890	5,956	5,414
Net losses on disposal of tangible and intangible assets		16	13	18
Net gains on disposal of investments		(76)	(13)	—
Other non-cash items	29	(199)	111	812
Dividends received		102	123	112
Change in provisions		555	1,519	3,206
Change in deferred taxes		1,057	389	(279)
Change due to assets sold with buy-back commitments and GDP vehicles		(11)	(95)	6
Change in inventories		(1,666)	(471)	(958)
Change in trade receivables		(206)	177	(191)
Change in trade payables		1,086	776	1,571
Change in other payables and receivables		327	295	(580)
Cash flows from operating activities - discontinued operations		—	—	527
Total		10,385	10,594	9,751
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(8,666)	(8,815)	(8,819)
Investments in joint ventures, associates and unconsolidated subsidiaries		(18)	(116)	(266)
Proceeds from the sale of tangible and intangible assets		61	36	29
Proceeds from disposal of other investments		4	55	—
Net change in receivables from financing activities		(838)	(483)	410
Change in securities		175	299	(239)
Other changes		(14)	(15)	11
Cash flows used in investing activities - discontinued operations		—	—	(426)
Total		(9,296)	(9,039)	(9,300)
Cash flows (used in) /from financing activities:	29
Issuance of notes		—	1,250	2,840
Repayment of notes		(2,235)	(2,373)	(7,241)
Proceeds of other long-term debt		833	1,342	3,061
Repayment of other long-term debt		(3,439)	(4,618)	(4,412)
Net change in short-term debt and other financial assets/liabilities		371	(591)	(36)
Net proceeds from initial public offering of 10 percent of Ferrari N.V.	3	—	—	866
Distributions paid		(1)	(18)	(283)
Other changes		(2)	(119)	10
Cash flows from financing activities - discontinued operations		—	—	2,067
Total		(4,473)	(5,127)	(3,128)
Translation exchange differences		(1,296)	228	681
Total change in Cash and cash equivalents		(4,680)	(3,344)	(1,996)
Cash and cash equivalents at beginning of the period		17,318	20,662	22,840
Cash and cash equivalents at end of the period - included within Assets held for distribution		—	—	182
Cash and cash equivalents at end of the period	17	€12,638	€17,318	€20,662

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2014	€17	€14,338	€(69)	€1,479	€(37)	€(1,578)	€(86)	€313	€14,377
Distributions	—	(17)	—	—	—	—	—	(283)	(300)
Share-based compensation	—	80	—	—	—	—	—	—	80
Net profit	—	334	—	—	—	—	—	43	377
Initial public offering of 10 percent Ferrari N.V	—	869	7	(4)	—	1	—	(7)	866
Other comprehensive income/(loss)	—	—	132	1,016	11	479	(19)	12	1,631
Other changes	—	(149)	—	1	—	—	—	85	(63)
At December 31, 2015	17	15,455	70	2,492	(26)	(1,098)	(105)	163	16,968
Capital increase	—	—	—	—	—	—	—	18	18
Mandatory Convertible Securities (Note 26)	2	(2)	—	—	—	—	—	—	—
Share-based compensation	—	98	—	—	—	—	—	—	98
Net profit	—	1,803	—	—	—	—	—	11	1,814
Other comprehensive income/(loss)	—	—	(182)	456	15	324	(128)	4	489
Other changes	—	(42)	49	(36)	—	6	—	(11)	(34)
At December 31, 2016	19	17,312	(63)	2,912	(11)	(768)	(233)	185	19,353
Capital increase	—	—	—	—	—	—	—	3	3
Demerger of Itedi S.p.A	—	(64)	—	—	—	5	—	(28)	(87)
Distributions	—	—	—	—	—	—	—	(1)	(1)
Share-based compensation	—	115	—	—	—	—	—	—	115
Net profit	—	3,491	—	—	—	—	—	19	3,510
Other comprehensive income/(loss)	—	—	131	(1,942)	14	(84)	(119)	5	(1,995)
Other changes	—	67	—	—	—	37	—	(15)	89
At December 31, 2017	€19	€20,921	€68	€970	€3	€(810)	€(352)	€168	€20,987

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Principal Activities
On January 29, 2014, the Board of Directors of Fiat S.p.A. (“Fiat”) approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and establishing Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the Group with its principal executive offices located at 25 St. James's Street, London SW1A 1HA, United Kingdom. Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.
On October 12, 2014, the cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”) became effective. The Merger, which took the form of a reverse merger, resulted in Fiat Investments N.V. being the surviving entity and was renamed Fiat Chrysler Automobiles N.V. (“FCA NV”).
Unless otherwise specified, the terms “Group”, “FCA Group”, “Company” and “FCA”, refer to FCA NV, together with its subsidiaries and its predecessor prior to the completion of the Merger, or any one or more of them, as the context may require. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger.
The Group and its subsidiaries, of which the most significant is FCA US LLC (“FCA US”), together with its subsidiaries, are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive), which represent an insignificant portion of the Group's business.
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
2. Basis of Preparation
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with notes thereto of FCA, at December 31, 2017 were authorized for issuance by the Board of Directors on February 20, 2018 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” also includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
Basis of Preparation
The Consolidated Financial Statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in IAS 1- Presentation of Financial Statements) exist about its ability to continue as a going concern.
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
All intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements.
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies.
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
Assets held for sale, Assets held for distribution and Discontinued Operations
Pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset or disposal group and the sale is highly probable, with the sale expected to be completed within one year from the date of classification.
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
The principal exchange rates used to translate other currencies into Euro were as follows:

	2017		2016		2015
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (U.S.$)	1.130	1.199	1.107	1.054	1.109	1.089
Brazilian Real (BRL)	3.605	3.973	3.857	3.431	3.699	4.312
Chinese Renminbi (CNY)	7.629	7.804	7.352	7.320	6.972	7.061
Canadian Dollar (CAD)	1.465	1.504	1.466	1.419	1.418	1.512
Mexican Peso (MXN)	21.329	23.661	20.664	21.772	17.611	18.915
Polish Zloty (PLN)	4.257	4.177	4.363	4.410	4.184	4.264
Argentine Peso (ARS)	18.683	22.595	16.327	16.707	10.271	14.136
Pound Sterling (GBP)	0.877	0.887	0.819	0.856	0.726	0.734
Swiss Franc (CHF)	1.112	1.170	1.090	1.074	1.068	1.084
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
Depreciation
During years ended December 31, 2017, 2016 and 2015, assets were depreciated on a straight-line basis over their estimated useful lives using the following rates:

Depreciation rates
Buildings	3% - 8%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Leases under which the lessor retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the respective lease term.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized at December 31, 2017 and 2016 was €225 million and €244 million, respectively.
Impairment of long-lived assets
At the end of each reporting period, the Group assesses whether there is any indication that its finite-lived intangible assets (including capitalized development expenditures) and its property, plant and equipment may be impaired.
If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.

When an impairment loss for assets no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the Consolidated Income Statement. Refer to the section — Use of Estimates below for additional information.
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
Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, primarily comprised of commercial paper and certificates of deposit that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances across various primary national and international money market instruments. Money market funds consist of investments in high quality, short-term, diversified financial instruments which can generally be liquidated on demand.
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
The components of the defined benefit cost are recognized as follows:

•
Service cost is recognized in the Consolidated Income Statement by function and is presented in the relevant line items (Cost of revenues, Selling, general and other costs and Research and development costs);

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
Revenue recognition
Revenue from the sale of vehicles and service parts is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to our customers, the sales price is agreed or determinable and collectability is reasonably assured. For vehicles, this generally corresponds to the date when the vehicles are made available to dealers or distributors, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers or distributors. Revenue from the sale of vehicles, which subsequent to the sale become subject to the issuance of a residual value guarantee to an independent financing provider, is recognized consistent with the timing noted above, provided that significant risks related to the vehicle have been transferred to our customers. At that same time, a provision is made for the estimated residual value risk. Revenues are recognized net of discounts, including but not limited to, sales incentives and customer bonuses. The estimated costs of sales incentive programs include incentives offered to dealers and retail customers, and granting of retail financing at a significant discount to market interest rates. These costs are recognized at the time of the sale of the vehicle.
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

Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts, of which the cost of materials and components are the most significant. The remaining costs primarily include labor costs, consisting of direct and indirect wages, depreciation of property, plant and equipment and amortization of other intangible assets relating to production and transportation costs. In addition, expenses which are directly attributable to the financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€53 million, €77 million and €115 million for the years ended December 31, 2017, 2016 and 2015, respectively). Cost of revenues also included €397 million, €384 million and €432 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, estimated costs related to product warranty and recall campaigns are recorded within Cost of revenues (refer to the section —Use of Estimates below for further information).
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
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Group monitors unrecognized deferred tax assets at each reporting date and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, are included within Selling, general and other costs.
Fair Value Measurement
Fair value for measurement and disclosure purposes is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using a valuation technique. Fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

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

The estimates and underlying assumptions, which are based on management's best judgment, are reviewed by the Group periodically and when circumstances require. Actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimates are recognized in the Consolidated Income Statement in the period in which the adjustment is made, or in future periods.
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
Group companies provide certain post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans whereby the Group pays contributions to public or private plans on a legally mandatory, contractual, or voluntary basis. The Group recognizes the cost for defined contribution plans as incurred and classifies this by function within Cost of revenues, Selling, general and other costs and Research and development costs in the Consolidated Income Statement.
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

The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 3.7 percent and 4.3 percent at December 31, 2017 and 2016, respectively.

At December 31, 2017, the effect on the defined benefit obligation of the indicated decrease or increase in the discount rate holding all other assumptions constant was as follows:

Effect on pension benefit obligation
( € million)
10 basis point decrease in discount rate	306
10 basis point increase in discount rate	(299)
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
These other post-retirement employee benefits (“OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with OPEB requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.
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
At December 31, 2017, the effect of the indicated decreases or increases in the key assumptions affecting the health care, life insurance plans and Italian severance indemnity (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance benefit obligation	Effect on the TFR benefit obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	30	54
10 basis point / (100 basis point for TFR) increase in discount rate	(30)	(47)
100 basis point decrease in health care cost trend rate	(45)	—
100 basis point increase in health care cost trend rate	54	—
Refer to Note 19, Employee benefits liabilities, for additional information on the Group’s OPEB liabilities.

Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the NAFTA and EMEA segments. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Group’s current business plan, of the cash generating units to which the assets relate. The global automotive industry is experiencing significant change as a result of evolving regulatory requirements for fuel efficiency, greenhouse gas emissions and other tailpipe emissions and emerging technology changes, such as autonomous driving. Our business plan could change in response to these evolving requirements and emerging technologies, which may result in changes to our estimated future cash flows and could affect the recoverability of our non-current assets with definite useful lives. Any change in recoverability would be accounted for at the time such change to the business plan occurs.
For the years ended December, 31, 2017, 2016 and 2015, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value in use and was determined using a discounted cash flow methodology. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGUs that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2017, impairment losses totaling €229 million were recognized. The most significant components of this impairment loss were in EMEA, related to changes in the global product portfolio, and in LATAM, related to product portfolio changes. It was determined that the carrying amount of the CGUs exceeded their value in use and accordingly an impairment charge of €142 million was recognized in EMEA and €56 million in LATAM. In addition, during the second quarter of 2017, due to the continued deterioration of the economic conditions in Venezuela, an impairment test, which compared the carrying amount of certain of FCA Venezuela's assets to their fair value using a market approach, resulted in impairment losses of €21 million.
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
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill has been allocated to the NAFTA, EMEA, APAC and LATAM operating segments.

The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for each of the operating segments, was determined using fair value less costs of disposal for the year ended December 31, 2017 and was based on the following assumptions:

•
The expected future cash flows covering the period from 2018 through 2022. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the Group’s initiatives for the period 2018 to 2022. These cash flows relate to the respective CGUs in their condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered. With regards to the LATAM operating segment, expected future cash flows also include the extension of tax benefits and other government grants to the extent such events are considered probable.

•
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent.

•
Post-tax cash flows have been discounted using a post-tax discount rate which reflects the current market assessment of the time value of money for the period being considered and the risks specific to the operating segment and cash flows under consideration. The Weighted Average Cost of Capital (“WACC”) ranged from approximately 12.3 percent to approximately 18.6 percent. The WACC was calculated using the Capital Asset Pricing Model technique.

The value estimated as described above was determined to be in excess of the book value of the net capital employed for each operating segment to which Goodwill has been allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2017.
There were no impairment charges resulting from the impairment tests performed for the years ended December 31, 2016 and 2015.
Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill. Moreover, the Group estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.
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
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In NAFTA, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once a specific recall campaign is approved and is announced.
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
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. An accrual is established in connection with pending or threatened litigation if it is probable there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes probable, but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. Since these accruals represent estimates, the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued or may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.
New standards and amendments effective from January 1, 2017
The following new standards and amendments applicable from January 1, 2017 were adopted by the Group:

•
Amendments to IAS 12 - Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. There was no effect to our Consolidated Financial Statements from the adoption of these amendments.

•
Amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The required disclosures have been included in Note 29, Explanatory notes to the Consolidated Statement of Cash Flows.

•
Amendments to IFRS 12 - Disclosure of Interests in Other Entities, included within the Annual Improvements to IFRS Standards 2014–2016 Cycle. There was no effect to our Consolidated Financial Statements from the adoption of these amendments.

New standards, amendments and interpretations not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates:

•
IFRS 15 – Revenue from contracts with customers (“IFRS 15”), which was issued by the IASB in May 2014 and amended in September 2015 and has an effective date from January 1, 2018, the Group will adopt the provisions of IFRS 15 and all its amendments using the modified retrospective method with a cumulative adjustment to equity as of January 1, 2018. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive using a five-step process. The new standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The majority of our revenue will continue to be recognized in a manner consistent with accounting guidance in prior years with the exception of certain GDP vehicles as well as shipping and handling activities that occur after control of the vehicle passes to the customer. Under the new standard, a GDP vehicle sale that contains no option to repurchase or includes a put option for which the customer does not have a significant economic incentive to exercise will be recognized as revenue when control transfers upon shipment of the vehicles, rather than treated as an operating lease in accordance with prior guidance. Shipping and handling activities, when arranged by FCA after control of the vehicle passes to the customer, will be a separate performance obligation in the vehicle sale arrangement  for which control passes when the shipping activities are complete. Under current guidance, these activities are not considered a separately identifiable component from the vehicle. The total impact of the cumulative adjustment to equity as of January 1, 2018 is expected to be less than €50 million, and the impact to the Group’s Net profit is expected to be immaterial on an ongoing basis.

•
In July 2014, the IASB issued IFRS 9 - Financial Instruments (“IFRS 9”). The standard is effective for financial years beginning on January 1, 2018. IFRS 9 introduces improvements in the accounting requirements for classification and measurement of financial assets, for impairment of financial assets and for hedge accounting. The Group will apply practical expedients permitted by the standard and not restate prior periods. For hedge accounting, the Group will apply the standard prospectively.

◦
Financial assets will be classified and measured on the basis of the Group’s business model and characteristics of the financial asset’s cash flows. A financial asset is initially measured either at “amortized cost”, at “fair value through other comprehensive income” or at “fair value through profit or loss”. At the date of initial application of IFRS 9, except for certain receivables managed solely with the intent to be transferred to third parties before maturity that are measured at fair value through profit or loss and certain investments in other companies designated as measured at fair value through other comprehensive income, the measurement of the Group’s financial assets under IFRS 9 has not changed compared to IAS 39. The classification of financial liabilities under IFRS 9 is unchanged compared with the current accounting requirements of IAS 39.

◦
The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred losses as is the case under IAS 39. The expected credit losses will be recorded either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on trade and other receivables. For receivables from financing activities the Group will apply the general approach recording the credit losses either on a 12-month or lifetime basis.

◦
The new hedge accounting rules will align the accounting for hedge instruments more closely with the Group’s risk management practices. Generally, under IFRS 9 more hedge relationships will be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has undertaken an assessment of its IAS 39 hedge relationships against the requirements of IFRS 9 and has concluded that the Group’s current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation.

Overall, the total impact of the cumulative adjustment to equity as of January 1, 2018 and the impact to the Group’s net profit is expected to be immaterial.

•
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”) which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 and we are continuing with our implementation and assessment of the impact of the adoption of this standard on our Consolidated Financial Statements.

•
In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payments, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through IFRIC, provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Company will adopt these amendments prospectively from January 1, 2018. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In September 2016, the IASB issued “Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts” (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”). We have completed our evaluation and concluded that there is no impact from these amendments on our Consolidated Financial Statements.

•
In December 2016, the IASB issued Annual Improvements to IFRS Standards 2014–2016 Cycle which included amendments to IAS 28 - Investments in Associates and Joint Ventures (effective January 1, 2018). The amendments clarify, correct or remove redundant wording in the related standard and are not expected to have a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

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

•
In May 2017, the IASB issued IFRS 17 - Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner and insurance obligations to be accounted for using current values, instead of historical cost. The new standard requires current measurement of the future cash flows and the recognition of profit over the period that services are provided under the contract. IFRS 17 also requires entities to present insurance service results (including presentation of insurance revenue) separately from insurance finance income or expenses, and requires an entity to make an accounting policy choice of whether to recognize all insurance finance income or expenses in profit or loss or to recognize some of those income or expenses in other comprehensive income. The standard is effective for annual periods beginning on or after January 1, 2021 with earlier adoption permitted. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 - Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of tax-related contingencies within IAS 12 - Income Taxes. The Interpretation is applicable for annual reporting periods beginning on or after January 1, 2019 and it provides a choice of two transition approaches: (i) retrospective application using IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, only if the application is possible without the use of hindsight, or (ii) retrospective application with the cumulative effect of the initial application recognized as an adjustment to equity on the date of initial application and without restatement of the comparative information. The date of initial application is the beginning of the annual reporting period in which an entity first applies this Interpretation. We are currently evaluating the implementation and the impact of adoption of the interpretation on our Consolidated Financial Statements.

•
In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9), allowing companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss, effective January 1, 2019. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In October 2017, the IASB issued Long-term interests in associates and joint ventures (Amendments to IAS 28), which clarifies that companies account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9, effective January 1, 2019. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In December 2017, the IASB issued the Annual Improvements to IFRSs 2015-2017, a series of amendments to IFRSs in response to issues raised mainly on IFRS 3 - Business Combinations, which clarifies that a company remeasure its previously held interest in a joint operation when it obtains control of the business, on IFRS 11 - Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, on IAS 12 - Income Taxes, which clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises, and on IAS 23 - Borrowing Costs, which clarifies that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale. The effective date of the amendments is January 1, 2019. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) which specifies how companies determine pension expenses when changes to a defined benefit pension plan occur. IAS 19 Employee Benefits specifies how a company accounts for a defined benefit plan. When a change to a plan-an amendment, curtailment or settlement-takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. The amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective on or after 1 January 2019. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

3. Scope of consolidation
The following table sets forth a list of the principal subsidiaries of FCA, which are grouped according to each of our reportable segments as well as our holding and other companies:

Name	Country	Percentage Interest Held
NAFTA
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Melfi S.r.l.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00
FCA France S.A.	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Components
Magneti Marelli S.p.A.	Italy	99.99 (1)
Automotive Lighting LLC	USA (Delaware)	100.00
Automotive Lighting Reutlingen GmbH	Germany	99.99
Teksid S.p.A.	Italy	100.00
Comau S.p.A.	Italy	100.00
COMAU LLC	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe S.A.	Luxembourg	100.00
__________________________
(1) FCA holds 100 percent of the voting interest in Magneti Marelli S.p.A.

Itedi S.p.A Held for Sale and Discontinued Operations
On August 1, 2016, FCA announced the signing of a framework agreement which set out terms of the proposed integration, through a merger, between FCA's consolidated media and publishing subsidiary, Italiana Editrice S.p.A (“Itedi”), in which FCA had a 77 percent ownership interest, and the Italian media group, GEDI Gruppo Editoriale S.p.A. (“GEDI”), previously known as Gruppo Editoriale L’Espresso S.p.A. All the conditions precedent for the Merger were met and all regulatory approvals from Italian state authorities that regulate the publishing and media sectors were received in June 2017. All the necessary steps for the merger were completed and on June 27, 2017, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), transferred 100 percent of the shares of Itedi to GEDI in exchange for newly issued GEDI shares, resulting in CIR S.p.A., the controlling shareholder of GEDI, holding a 43.4 percent ownership interest in GEDI, FCA holding 14.63 percent and Ital Press holding 4.37 percent. Following the completion of the Merger on June 27, 2017, FCA distributed its entire interest in GEDI to holders of FCA common shares on July 2, 2017 in the ratio of 0.0484 GEDI ordinary shares for each FCA common share.
As a result, the Group recorded a gain of €49 million within Gains on disposal in the Consolidated Income Statement for the year ended December 31, 2017.
Itedi was not classified as a discontinued operation as it did not represent a separate major line of business or geographical area of operations for the Group, or a part of it.
The following table summarizes the assets and liabilities of Itedi S.p.A that were classified as held for sale at December 31, 2016:

At December 31, 2016
(€ million)
Assets classified as held for sale
Goodwill	€54
Other intangible assets	7
Property, plant and equipment	17
Trade receivables	25
Other	17
Total Assets held for sale	€120

Liabilities classified as held for sale
Provisions	€38
Trade payables	19
Debt and Other	40
Total Liabilities held for sale	€97
Ferrari Spin-off and Discontinued Operations
On October 26, 2015, Ferrari N.V., a subsidiary of FCA, completed its initial public offering (“IPO”) in which FCA sold 10 percent of Ferrari N.V. common shares (“Ferrari IPO”) and received net proceeds of approximately €0.9 billion, which resulted in FCA owning 80 percent of Ferrari N.V. common shares, Piero Ferrari owning 10 percent of common shares and public shareholders owning the remaining 10 percent of common shares. The Ferrari IPO was accounted for as an equity transaction, with the effects on Equity attributable to owners of the parent being as follows:

At October 26, 2015
(€ million)
Consideration received	€866
Less: Carrying amount of equity interest sold	(7)
Effect on Equity attributable to owners of the parent	€873

In connection with the Ferrari IPO and in preparation for the spin-off of the remaining common shares of Ferrari N.V. owned by FCA, FCA carried out an internal corporate restructuring. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V. and also provided a capital contribution to Ferrari N.V., while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion. This internal restructuring was a common control transaction and did not have an accounting impact on the Consolidated Financial Statements. As a result, and in connection with the transactions in which Piero Ferrari exchanged his shares in Ferrari S.p.A. for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari as consideration for the dilution of his share value due to the issuance of the €2.8 billion note payable, which was recorded as a reduction to non-controlling interests.
On December 3, 2015, an extraordinary general meeting of FCA shareholders was held, whereby the transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities were approved.
As the spin-off of Ferrari N.V. became highly probable with the aforementioned shareholders' approval and since it was available for immediate distribution at that date, the Ferrari segment met the criteria to be classified as a disposal group held for distribution to owners and a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations at December 31, 2015. Since Exor N.V., which controls and consolidates FCA (refer to Note 24, Related party transactions), continued to control and consolidate Ferrari N.V. after the spin-off, this was deemed to be a common control transaction and was accounted for at book value.
The operating results of Ferrari were excluded from the Group's continuing operations and presented as a single line item within the Consolidated Income Statement, Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash flows for the year ended December 31, 2015.
The following table summarizes the operating results of Ferrari that were excluded from the Consolidated Income Statement for the year end December 31, 2015:

For the year ended December 31, 2015 (1)
(€ million)
Net revenues	€2,596
Expenses	2,152
Net financial expenses/(income)	16
Profit before taxes from discontinued operations	428
Tax expense	144
Profit from discontinued operations, net of tax	€284
________________________________
(1) Amounts presented are not representative of the income statement and the financial position of Ferrari on a stand-alone basis; amounts are net of transactions between Ferrari and other companies of the Group.
The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities without any gain or loss on distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

Deconsolidation of FCA Venezuela
Throughout 2017, macroeconomic conditions in Venezuela continued to deteriorate. In the second quarter of 2017, asset impairment charges of €21 million relating to certain real estate assets in Venezuela were recognized, recorded within Selling, general and other costs. In December 2017, due to the restrictive monetary policy in Venezuela coupled with the inability to pay dividends and the U.S. Dollar obligations, as well as the deteriorating economic conditions, which has constrained the ability to maintain normal production in Venezuela, we concluded we are no longer able to exert control over our Venezuela operations in order to affect our returns. As such, in accordance with IFRS 10 - Consolidated Financial Statements, as of December 31, 2017, we deconsolidated our subsidiary FCA Venezuela LLC (“FCA Venezuela”), which resulted in a pre-tax, non-cash charge of €42 million recorded within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2017. Upon deconsolidation, FCA's investment in FCA Venezuela was recognized at fair value, which was nil at December 31, 2017 and will be accounted for at cost in subsequent periods.
In March 2016, the Venezuelan government modified its foreign currency exchange systems and the official exchange rate, CENCOEX, was replaced with DIPRO, only available for purchases and sales of essential items, such as food and medicine. In addition, the official exchange rate was devalued from 6.3 VEF to 10 VEF per U.S. Dollar and the SICAD exchange system was terminated. The SIMADI exchange rate was replaced with the “floating” Sistema de Divisa Complementaria, or the “DICOM” exchange rate, available for all transactions not subject to the DIPRO exchange rate. In 2016, the DICOM exchange rate was used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollars. At December 31, 2016, the DICOM exchange rate of 674 VEF per U.S. Dollar and total re-measurement charges, including the devaluation and the write-down of SICAD receivables, of €19 million were recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016.
In February 2015, the SIMADI rate introduced by the Venezuelan government began trading at 170.0 Venezuelan Bolivar (“VEF”) to U.S. Dollar for entities in the private sector. Also in February 2015, the Venezuelan government also announced that the Supplementary Foreign Currency Administration System (“SICAD I”) and the additional system introduced in March 2014 (“SICAD II”) would be merged into the SICAD, a single exchange system, with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions and as such, it was deemed the appropriate rate to use to convert our VEF denominated monetary assets and liabilities to U.S. Dollar. At June 30, 2015, the Group then adopted the SIMADI exchange rate and recorded a re-measurement charge on our VEF denominated net monetary assets in Venezuela of €53 million using an exchange rate of 197.3 VEF per U.S. Dollar. In addition, we recorded a €27 million charge for the write-down of inventory in Venezuela, as due to pricing controls, we were unable to increase VEF sales prices to compensate for the devaluation. The total charge of €80 million was recorded within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2015.
The following significant transactions with non-controlling interests occurred:
2017

•
Disposal of the 16.0 percent of the Group's interest in FMM Pernambuco to the minority interest in January 2017, and subsequent loss of control during the third quarter of 2017 resulting in a gain on disposal of €19 million.

2016

•	There were no significant transactions with non-controlling interests.
2015

•
Acquisition of the remaining 15.2 percent interest in Teksid S.p.A. from Renault in December 2015. As a result, all the rights and obligations arising from the previous shareholder agreement between FCA and Renault, including the put option, were canceled.

4. Net revenues
Net revenues were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Revenues from:
Sales of goods	€107,219	€107,497	€107,095
Services provided	2,217	2,237	1,600
Contract revenues	929	737	1,309
Lease installments from assets sold with a buy-back commitment	421	405	403
Interest income of financial services activities	148	142	188
Total Net revenues	€110,934	€111,018	€110,595
Net revenues attributed by geographical area were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Net revenues in:
North America	€68,374	€71,047	€71,979
Italy	8,755	8,478	7,165
Brazil	6,406	4,953	5,103
China	4,240	4,493	4,720
Germany	3,990	4,160	3,794
France	3,487	3,266	2,852
Argentina	1,817	1,409	1,175
Spain	1,569	1,467	1,254
Turkey	1,456	1,705	1,682
United Kingdom	1,366	1,632	1,744
Japan	816	713	625
Australia	497	473	936
Other countries	8,161	7,222	7,566
Total Net revenues	€110,934	€111,018	€110,595
5. Research and development costs
Research and development costs were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Research and development expenditures expensed	€1,696	€1,661	€1,449
Amortization of capitalized development expenditures	1,424	1,492	1,194
Impairment and write-off of capitalized development expenditures	110	121	221
Total Research and development costs	€3,230	€3,274	€2,864

The impairment and write-off of capitalized development expenditures during the year ended December 31, 2017 mainly related to global product portfolio changes in EMEA and changes in the LATAM product portfolio.
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
6. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within the Net financial expenses line item:

	Years ended December 31
	2017	2016	2015
	(€ million)
Interest income and other financial income	€182	€226	€365

Financial expenses:
Interest expense and other financial expenses:	1,128	1,500	2,084
Interest expense on notes	568	749	1,112
Interest expense on borrowings from bank	372	472	512
Other interest cost and financial expenses	188	279	460
Write-down of financial assets	23	76	43
Losses on disposal of securities	5	6	28
Net interest expense on employee benefits provisions	310	348	350
Total Financial expenses	1,466	1,930	2,505
Net expenses from derivative financial instruments and exchange rate differences	185	312	226
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,651	2,242	2,731

Net Financial expenses	€1,469	€2,016	€2,366
Other interest cost and financial expenses for the year ended December 31, 2017 included a loss of €3 million in relation to the prepayment by FCA US in February 2017 of the outstanding principal and accrued interest for its tranche B term loan (refer to Note 21, Debt). Other interest cost and financial expenses for the year ended December 31, 2017 included a gain on extinguishment of debt of €9 million related to the prepayment of all scheduled payments due on the Canada Health Care Trust (“HCT”) Tranche B Note (refer to Note 21, Debt).
Other interest cost and financial expenses for the year ended December 31, 2016 included a loss on extinguishment of debt totaling €10 million related to the U.S.$2.0 billion (€1.8 billion) voluntary prepayment, with cash on hand, of the principal at par of FCA US's tranche B term loan maturing on May 24, 2017 and FCA US's tranche B term loan maturing on December 31, 2018. Other interest cost and financial expenses for the year ended December 31, 2016 also included a loss on extinguishment of debt of €8 million related to the prepayment of all scheduled payments due on the Canada Health Care Trust (“HCT”) Tranche C Note (refer to Note 21, Debt).

Other interest cost and financial expenses for the year ended December 31, 2015 included a loss on extinguishment of debt totaling €168 million related to the prepayment of the secured senior notes of FCA US due in 2019 and 2021.
7. Tax expense
The following table summarizes Tax expense:

	Years ended December 31
	2017	2016	2015
	(€ million)
Current tax expense	€901	€869	€445
Deferred tax expense/(benefit)	1,773	391	(277)
Tax expense/(benefit) relating to prior periods	(23)	32	(2)
Total Tax expense	€2,651	€1,292	€166
The applicable tax rate used to determine the theoretical income taxes was the statutory rate in the United Kingdom (“UK”), the tax jurisdiction in which FCA NV is resident. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate of 19.25 percent in 2017 (20 percent in 2016 and 20.25 percent in 2015) and income taxes recognized was as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Theoretical income taxes	€1,186	€621	€51
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(164)	(42)	(20)
Permanent differences	(397)	(194)	(36)
Tax credits	(23)	(340)	(238)
Deferred tax assets not recognized and write-downs	1,092	531	303
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	924	587	70
Taxes relating to prior years	(23)	32	(2)
Tax rate changes	(22)	—	—
Withholding tax	83	61	49
Other differences	0	(8)	(36)
Total Tax expense, excluding IRAP	2,656	1,248	141
Effective tax rate	43.0%	40.2%	54.4%
IRAP (current and deferred)	(5)	44	25
Total Tax expense	€2,651	€1,292	€166
In 2017, the Company recognized Regional Italian Income Tax (“IRAP”) current tax expense of €33 million (and an expense of €36 million in 2016 and an expense of €16 million in 2015) and the recognized IRAP deferred tax benefit of €38 million (an expense of €8 million in 2016 and an expense of €9 million in 2015). As the IRAP taxable basis differs from Profit before taxes, it is excluded from the effective tax rates above.
The increase in the effective tax rate to 43.0 percent in 2017 from 40.2 percent in 2016 was mainly due to (i) reduced generation and utilization of tax credits in NAFTA and (ii) a decrease in Brazilian deferred tax assets; partially offset by (iii) tax benefits recorded on changes to prior years’ tax positions and (iv) improved performance in EMEA and LATAM.
The Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law in the U.S. on December 22, 2017. The Tax Act includes various changes to U.S. tax law, including a permanent reduction in the U.S. federal corporate income tax rate. The Tax Act also imposes a one-time tax, at a special reduced tax rate, on the deemed repatriation of the post-1986 unremitted earnings from their non-U.S. subsidiaries to the Company’s U.S. subsidiaries.

Based on the information available as of December 31, 2017, the Company estimated net tax expense of €88 million in 2017 for the effects of the changes in the tax rate, which includes an expense of €117 million, primarily related to the deemed repatriation resulting from the Tax Act. The expense may be adjusted, potentially materially, as a result of regulations or regulatory guidance that may be issued, changes in interpretations affecting assumptions underlying the estimate, refinement of our calculations, and actions that may be taken, including actions in response to the Tax Act.
The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual companies within Deferred tax assets, where these may be offset. Amounts recognized were as follows:

	At December 31
	2017	2016
	(€ million)
Deferred tax assets	€2,004	€3,699
Deferred tax liabilities	(388)	(194)
Total Net deferred tax assets	€1,616	€3,505
The decrease in Net deferred tax assets at December 31, 2017 from December 31, 2016 was mainly due to (i) a €1,268 million decrease related to the utilization of U.S. tax credit carryforwards, revaluation of U.S. deferred tax assets and liabilities due to the Tax Act and reductions to other NAFTA deferred tax assets, and (ii) a €734 million decrease to Brazil deferred tax assets; partially offset by (iii) a €178 million increase to EMEA deferred tax assets.
The decrease in Deferred tax assets in Brazil was primarily composed of €281 million related to the reversal of the Brazilian indirect tax liability (refer to Note 22, Other liabilities and Tax payables) and €453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.
The Tax Act reduces the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. We estimated the related changes in our deferred tax assets and deferred tax liabilities, which resulted in a €137 million decrease in Net deferred tax liability (€29 million to the Consolidated Income Statement and €108 million to Equity), and a €71 million decrease in Net deferred tax assets recorded to Other Comprehensive Income. The net tax benefit may be revised in future quarters as the related temporary differences are further evaluated.

The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2017 and 2016 were as follows:

	At January 1, 2017	Recognized in Consolidated Income Statement	Recognized in Equity	Translation differences and other changes	At December 31, 2017
	(€ million)
Deferred tax assets arising on:
Provisions	€6,149	€(1,742)	€—	€(559)	€3,848
Provision for employee benefits	2,851	(364)	(16)	(643)	1,828
Intangible assets	211	(19)	—	—	192
Impairment of financial assets	195	(25)	—	(1)	169
Inventories	251	3	—	(2)	252
Allowances for doubtful accounts	117	19	—	(14)	122
Other	385	(13)	(14)	29	387
Total Deferred tax assets	€10,159	€(2,141)	€(30)	€(1,190)	€6,798
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,770)	€430	€—	€449	€(1,891)
Capitalized development assets	(2,742)	399	—	227	(2,116)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,493)	238	—	406	(849)
Provision for employee benefits	(14)	(30)	—	(6)	(50)
Other	(331)	4	(10)	23	(314)
Total Deferred tax liabilities	€(7,350)	€1,041	€(10)	€1,099	€(5,220)
Deferred tax asset arising on tax loss carry-forwards	€4,444	€522	€—	€(248)	€4,718
Unrecognized deferred tax assets	(3,748)	(1,195)	9	254	(4,680)
Total Net deferred tax assets	€3,505	€(1,773)	€(31)	€(85)	€1,616

	At January 1, 2016	Recognized in Consolidated Income Statement	Recognized in Equity	Transfer to assets held for sale	Translation differences and other changes	At December 31, 2016
	(€ million)
Deferred tax assets arising on:
Provisions	€6,028	€(4)	€—	€(6)	€131	€6,149
Provision for employee benefits	2,866	(11)	(263)	—	259	2,851
Intangible assets	249	(42)	—	—	4	211
Impairment of financial assets	155	47	—	(2)	(5)	195
Inventories	243	6	—	—	2	251
Allowances for doubtful accounts	87	21	—	(2)	11	117
Other	691	(270)	64	—	(100)	385
Total Deferred tax assets	€10,319	€(253)	€(199)	€(10)	€302	€10,159
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,746)	€(53)	€—	€1	€28	€(2,770)
Capitalized development expenditures	(2,376)	(310)	—	—	(56)	(2,742)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,427)	23	—	7	(96)	(1,493)
Provision for employee benefits	(14)	—	2	1	(3)	(14)
Other	(390)	67	5	—	(13)	(331)
Total Deferred tax liabilities	€(6,953)	€(273)	€7	€9	€(140)	€(7,350)
Deferred tax asset arising on tax loss carry-forwards	€3,717	€662	€—	€(20)	€85	€4,444
Unrecognized deferred tax assets	(3,183)	(527)	—	20	(58)	(3,748)
Total Net deferred tax assets	€3,900	€(391)	€(192)	€(1)	€189	€3,505
As of December 31, 2017, the Group had Deferred tax assets on deductible temporary differences of €6,798 million (€10,159 million at December 31, 2016), of which €940 million was not recognized (€551 million at December 31, 2016). As of December 31, 2017, the Group also had Deferred tax assets on tax loss carry-forwards of €4,718 million (€4,444 million at December 31, 2016), of which €3,740 million was not recognized (€3,197 million at December 31, 2016).
As of December 31, 2017, the Group had total Net deferred tax assets of €3,256 million (€2,902 million at December 31, 2016) in Italy primarily attributable to Italian tax loss carry-forwards that can be carried forward indefinitely. The Group has determined that it is probable that sufficient Italian taxable income will be generated in future periods that will allow us to realize €898 million of Italian Net deferred tax assets (€750 million at December 31, 2016). As a result, €2,358 million of Net deferred tax assets in Italy were not recognized as of December 31, 2017 (€2,152 million at December 31, 2016).
As of December 31, 2017, the Group had total Net deferred tax assets of €1,287 million in Brazil (€1,276 million at December 31, 2016) primarily attributable to Brazilian tax loss carry-forwards which can be carried forward indefinitely. The Group continues to recognize Brazilian Net deferred tax assets of €148 million (€976 million at December 31, 2016) as the Group considers it probable that we will have sufficient taxable income in the future that will allow us to realize these net deferred tax assets. As a result,€1,139 million of Net deferred tax assets in Brazil, which include Brazil tax losses, were not recognized as of December 31, 2017 (€300 million at December 31, 2016).
Deferred tax liabilities on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Total gross deductible and taxable temporary differences and accumulated tax losses at December 31, 2017, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, were as follows:

		Year of expiration
	At December 31, 2017	2018	2019	2020	2021	Beyond 2021	Unlimited/ Indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	€28,720	€3,665	€2,974	€2,786	€3,293	€15,512	€490
Taxable temporary differences	(23,028)	(2,390)	(2,304)	(2,323)	(2,324)	(10,390)	(3,297)
Tax losses	18,133	147	142	136	155	3,844	13,709
Amounts for which deferred tax assets were not recognized	(17,534)	(640)	(292)	(147)	(649)	(3,464)	(12,342)
Temporary differences and tax losses relating to corporate taxation	€6,291	€782	€520	€452	€475	€5,502	€(1,440)
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	€9,657	€1,177	€761	€599	€1,149	€5,909	€62
Taxable temporary differences	(7,993)	(691)	(658)	(671)	(681)	(5,153)	(139)
Tax losses	3,715	53	36	33	120	2,902	571
Amounts for which deferred tax assets were not recognized	(4,439)	(398)	(157)	(82)	(635)	(2,601)	(566)
Temporary differences and tax losses relating to local taxation	€940	€141	€(18)	€(121)	€(47)	€1,057	€(72)
8. Other information by nature
Personnel costs for the Group for the years ended December 31, 2017, 2016 and 2015 amounted to €13.2 billion, €13.2 billion and €13.4 billion, respectively, and included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2017, 2016 and 2015, FCA had an average number of employees of 237,150, 235,481 and 236,559, respectively.
9. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2017 and 2016 are summarized below:

	At January 1, 2017	Translation differences and Other	At December 31, 2017
	(€ million)
Gross amount	€12,299	€(1,449)	€10,850
Accumulated impairment losses	(482)	28	(454)
Goodwill	11,817	(1,421)	10,396
Brands	3,405	(411)	2,994
Total Goodwill and intangible assets with indefinite useful lives	€15,222	€(1,832)	€13,390

	At January 1, 2016	Translation differences	Transfer to Assets held for sale	At December 31, 2016
	(€ million)
Gross amount	€11,966	€387	€(54)	€12,299
Accumulated impairment losses	(469)	(13)	—	(482)
Goodwill	11,497	374	(54)	11,817
Brands	3,293	112	—	3,405
Total Goodwill and intangible assets with indefinite useful lives	€14,790	€486	€(54)	€15,222
Translation differences in 2017 and 2016 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
Brands
Brands, composed of the Chrysler, Jeep, Dodge, Ram and Mopar brands, resulted from the acquisition of FCA US and are allocated to the NAFTA segment. These rights are protected legally through registration with government agencies and through the continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they are classified as intangible assets with indefinite useful lives and are therefore not amortized but are instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands is tested jointly with the goodwill allocated to the NAFTA segment.
Goodwill
At December 31, 2017, Goodwill included €10,311 million from the acquisition of FCA US (€11,731 million at December 31, 2016). At December 31, 2016, €54 million of goodwill was classified within Assets held for sale as a result of Itedi meeting the held for sale criteria (see Note 3, Scope of consolidation).
There were no impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2017, 2016 and 2015.
The following table summarizes the allocation of Goodwill between FCA's reportable segments:

	At December 31
	2017	2016
	(€ million)
NAFTA	€8,453	€9,618
APAC	1,099	1,250
LATAM	529	602
EMEA	253	285
Components	62	62
Total Goodwill	€10,396	€11,817

10. Other intangible assets

	Externally acquired development expenditures	Internally generated development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2016	€9,262	€6,487	€3,120	€701	€19,570
Additions	1,546	1,012	490	58	3,106
Divestitures	(1)	(49)	(80)	(7)	(137)
Translation differences and other changes	265	217	22	87	591
Transfer to Assets held for sale	—	—	—	(38)	(38)
At December 31, 2016	11,072	7,667	3,552	801	23,092
Additions	1,997	589	356	65	3,007
Divestitures	(289)	(40)	(16)	(1)	(346)
Translation differences and other changes	(967)	(130)	(309)	(61)	(1,467)
At December 31, 2017	11,813	8,086	3,583	804	24,286
Accumulated amortization and impairment losses at January 1, 2016	3,993	3,617	1,583	431	9,624
Amortization	962	530	210	56	1,758
Impairment losses and asset write-offs	29	92	—	1	122
Divestitures	—	(37)	(20)	(6)	(63)
Translation differences and other changes	108	86	35	31	260
Transfer to Assets held for sale	—	—	—	(31)	(31)
At December 31, 2016	5,092	4,288	1,808	482	11,670
Amortization	829	595	371	61	1,856
Impairment losses and asset write-offs	52	58	—	—	110
Divestitures	(289)	(35)	(10)	—	(334)
Translation differences and other changes	(315)	(73)	(140)	(30)	(558)
At December 31, 2017	5,369	4,833	2,029	513	12,744
Carrying amount at December 31, 2016	€5,980	€3,379	€1,744	€319	€11,422
Carrying amount at December 31, 2017	€6,444	€3,253	€1,554	€291	€11,542
Additions included capitalized development expenditures of €2,586 million (€2,558 million in 2016), primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs. In 2017, €110 million of impairment losses and asset write-offs were recognized as described in Note 5, Research and development costs.
    In 2016, of the total €122 million impairment losses and asset write-offs, €90 million related to the locally produced Fiat Viaggio and Ottimo vehicles in China, as described in Note 5, Research and development costs.
Translation differences primarily related to foreign currency translation of the U.S. Dollar to the Euro. Amortization of internally and externally generated intangible assets is recognized within Research and development costs within Consolidated Income Statement, as described in Note 5, Research and development costs. Amortization of Patents, concessions, licenses and credits and Other intangibles are recognized within Cost of revenues and Selling, general and other costs.
At December 31, 2017 and 2016, the Group had contractual commitments for the purchase of intangible assets amounting to €601 million and €417 million, respectively.

11. Property, plant and equipment

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2016	€900	€8,108	€43,908	€2,734	€4,086	€59,736
Additions	6	303	3,330	453	1,617	5,709
Divestitures	(11)	(22)	(729)	(70)	(11)	(843)
Translation differences	57	431	1,749	120	225	2,582
Transfer to Assets held for sale	—	—	(92)	(10)	—	(102)
Other changes	(4)	110	2,223	(4)	(2,269)	56
At December 31, 2016	948	8,930	50,389	3,223	3,648	67,138
Additions	20	256	3,768	187	1,428	5,659
Divestitures	(11)	(17)	(1,163)	(88)	(4)	(1,283)
Change in the scope of consolidation	(2)	(104)	(618)	(21)	(5)	(750)
Translation differences	(71)	(639)	(3,167)	(301)	(325)	(4,503)
Other changes	1	68	1,844	3	(1,930)	(14)
At December 31, 2017	885	8,494	51,053	3,003	2,812	66,247
Accumulated depreciation and impairment losses at January 1, 2016	44	2,782	28,000	1,443	13	32,282
Depreciation	—	309	3,582	307	—	4,198
Divestitures	(5)	(12)	(697)	(63)	(1)	(778)
Impairment losses and asset write-offs	—	44	25	1	3	73
Translation differences	2	93	875	64	1	1,035
Transfer to Assets held for sale	—	—	(77)	(8)	—	(85)
Other changes	—	(3)	(14)	—	(1)	(18)
At December 31, 2016	41	3,213	31,694	1,744	15	36,707
Depreciation	—	313	3,440	279	—	4,032
Divestitures	(2)	(11)	(1,126)	(78)	—	(1,217)
Impairment losses and asset write-offs	1	22	83	6	7	119
Change in the scope of consolidation	(1)	(76)	(287)	(18)	—	(382)
Translation differences	(1)	(163)	(1,693)	(152)	(1)	(2,010)
Other changes	(1)	—	(29)	19	(5)	(16)
At December 31, 2017	37	3,298	32,082	1,800	16	37,233
Carrying amount at December 31, 2016	€907	€5,717	€18,695	€1,479	€3,633	€30,431
Carrying amount at December 31, 2017	€848	€5,196	€18,971	€1,203	€2,796	€29,014
For the year ended December 31, 2017, the Group recognized a total of €119 million of impairment losses and asset write-offs, of which €21 million related to certain of FCA Venezuela's assets due to the continued deterioration of the economic conditions in Venezuela prior to deconsolidation. The remaining impairment losses relates to changes in global product portfolio in EMEA and product portfolio changes in LATAM.
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
In 2017, translation differences of €2,493 million primarily reflected the weakening of the U.S Dollar, Mexican Peso and the Brazilian Real against the Euro. In 2016, translation differences of €1,547 million mainly reflected the strengthening of the Brazilian Real and the U.S. Dollar against the Euro.

The net carrying amount of assets leased under finance lease agreements includes assets that are legally owned by suppliers but which are recognized in the Consolidated Financial Statements in accordance with IFRIC 4 - Determining Whether an Arrangement Contains a Lease, with the recognition of a corresponding financial lease payable, as the arrangement conveys a right to control the use of a specific asset even if that asset is not explicitly referred to in the arrangement. The total net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

	At December 31
	2017	2016
	(€ million)
Industrial buildings	€209	€251
Plant, machinery and equipment	193	602
Total Property, plant and equipment under finance lease	€402	€853
The carrying amounts of Property, plant and equipment of the Group (excluding FCA US) reported as pledged as security for debt are summarized as follows:

	At December 31
	2017	2016
	(€ million)
Land and industrial buildings pledged as security for debt	€1,031	€1,239
Plant and machinery pledged as security for debt and other commitments	1,324	698
Other assets pledged as security for debt and other commitments	17	3
Total Property, plant and equipment pledged as security for debt	€2,372	€1,940
Information on the assets of FCA US subject to lien is set out in Note 21, Debt.
At December 31, 2017 and 2016, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €540 million and €950 million, respectively.
12. Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31
	2017	2016
	(€ million)
Joint ventures	€1,866	€1,680
Associates	94	62
Other	48	51
Total Investments accounted for using the equity method	€2,008	€1,793

FCA's ownership percentages and the carrying value of investments in joint ventures accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31		At December 31
	2017	2016	2017	2016
Joint ventures	Ownership percentage		(€ million)
FCA Bank S.p.A.	50%	50%	€1,178	€1,044
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	298	302
GAC Fiat Chrysler Automobiles Co.	50%	50%	287	237
Others			103	97
Total			€1,866	€1,680
FCA Bank is a joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”) which operates in Europe, primarily in Italy, France, Germany, UK and Spain. In July 2013, the Group reached an agreement with Crédit Agricole to extend the term of the joint venture through to December 31, 2021. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group's mass-market vehicle brands and for Maserati vehicles.
The financial statements of FCA Bank as at and for the year ended December 31, 2017 have not been authorized for issuance as of the date of issuance of the FCA Consolidated Financial Statements. As such, the most recent publicly available financial information is included in the tables below.
The most recently available information was used to estimate FCA's share of FCA Bank net income and net equity. Any difference between this data and actual results will be adjusted in the 2018 FCA Consolidated Financial Statements when available.
The following tables include summarized financial information relating to FCA Bank:

	At June 30, 2017	At December 31, 2016

	(€ million)
Financial assets	€21,867	€20,201
Of which: Cash and cash equivalents	—	—
Other assets	3,378	3,083
Financial liabilities	21,557	19,887
Other liabilities	1,265	1,159
Equity (100%)	2,423	2,238
Net assets attributable to owners of the parent	2,382	2,199
Group's share of net assets	1,191	1,100
Elimination of unrealized profits and other adjustments	(13)	(56)
Carrying amount of interest in FCA Bank(1)	€1,178	€1,044
________________________
(1) Amounts as at December 31, 2017 and 2016 respectively.

	Six months ended June 30	Years ended December 31
	2017	2016	2015
	(€ million)
Interest and similar income	€437	€764	€729
Interest and similar expenses	(147)	(263)	(285)
Income tax expense	(70)	(105)	(110)
Profit from continuing operations	190	312	249
Net profit	190	312	249
Net profit attributable to owners of the parent (A)	188	309	248
Other comprehensive income/(loss) attributable to owners of the parent (B)	(7)	(64)	29
Total Comprehensive income attributable to owners of the parent (A+B)	€181	€245	€277
Group’s share of net profit(1)	€190	€154	€124
_____________________________________
(1) Amounts for the years ended December 31, 2017, 2016 and 2015 respectively
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), is a joint venture with Koç Holding which is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2017, the fair value of the Group’s interest in Tofas was €1,375 million (€1,258 million at December 31, 2016).
GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”) is a joint venture with Guangzhou Automobile Group Co., Ltd., which locally produces Jeep vehicles for the Chinese market.
The Group's proportionate share of the earnings of our joint ventures, associates and interests in unconsolidated subsidiaries accounted for using the equity method is reflected within Result from investments in the Consolidated Income Statement. The following table summarizes the share of profits of equity method investees included within Result from investments:

	Years ended December 31
	2017	2016	2015
	(€ million)
Joint Ventures	€390	€291	€155
Associates	9	7	(27)
Other	10	15	2
Total Share of the profit of equity method investees	€409	€313	€130

Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Group’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Joint ventures:
Profit from continuing operations	€201	€137	€31
Net profit	201	137	31
Other comprehensive income/(loss)	(105)	(90)	(30)
Total Other comprehensive income	€96	€47	€1

Associates:
Income/(loss) from continuing operations	€9	€7	€(27)
Net income/(loss)	9	7	(27)
Other comprehensive income/(loss)	(3)	(1)	3
Total Other comprehensive income/(loss)	€6	€6	€(24)
13. Other Financial assets
Other financial assets consisted of the following:

		At December 31
		2017			2016
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	16	€265	€19	€284	€448	€31	€479
Debt securities measured at fair value through other comprehensive income	23	4	—	4	38	—	38
Debt securities measured at fair value through profit or loss	23	172	59	231	203	60	263
Debt securities held-to-maturity		—	2	2	—	2	2
Equity instruments measured at cost		—	43	43	—	41	41
Equity instruments measured at fair value through other comprehensive income	23	—	23	23	—	151	151
Held-for-trading investments	23	46	—	46	49	—	49
Financial receivables		—	275	275	—	320	320
Collateral deposits(1)	23	—	61	61	24	44	68
Total Other financial assets		€487	€482	€969	€762	€649	€1,411
___________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations
On March 21, 2017, the Group completed the sale of its available-for-sale investment in CNH Industrial N.V. (“CNHI”), which consisted of 15,948,275 common shares representing 1.17 percent of CNHI’s common shares for an amount of €144 million. The sale did not result in a material gain. The additional 15,948,275 special voting shares owned by the Group and which had not been attributed any value, expired upon the sale of the CNHI common shares. At December 31, 2016, the available-for-sale investment in CNHI had a carrying value of €132 million.

14. Inventories

	At December 31
	2017	2016
	(€ million)
Finished goods and goods for resale	€8,261	€7,888
Work-in-progress, raw materials and manufacturing supplies	4,476	4,168
Amount due from customers for contract work	185	65
Total Inventories	€12,922	€12,121
The amount of inventory write-downs recognized within Cost of revenues during the years ended December 31, 2017, 2016 and 2015 was €659 million, €637 million and €653 million, respectively.
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At December 31
	2017	2016
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€881	€959
Less: Progress billings	(886)	(1,130)
Construction contracts, net of advances on contract work	(5)	(171)
Amount due from customers for contract work	185	65
Less: Amount due to customers for contract work included in Other liabilities (current) (Note 22)	(190)	(236)
Construction contracts, net of advances on contract work	€(5)	€(171)
15. Trade, other receivables and tax receivables
The following table summarizes Trade, other receivables and tax receivables by due date:

	At December 31
	2017					2016
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total
	(€ million)
Trade receivables	€2,460	€—	€—	€—	€2,460	€2,479	€—	€—	€—	€2,479
Receivables from financing activities	2,946	194	—	194	3,140	2,407	171	—	171	2,578
Other receivables	2,481	414	58	472	2,953	2,387	308	102	410	2,797
Total Trade and other receivables	€7,887	€608	€58	€666	€8,553	€7,273	€479	€102	€581	€7,854

Tax receivables	€215	€62	€21	€83	€298	€206	€71	€22	€93	€299

Trade receivables
Trade receivables are shown net of the allowance for doubtful accounts, which is calculated on the basis of historical losses on receivables. Changes in the allowance for trade receivables were as follows:

	At January 1, 2017	Provision	Use and other changes	At December 31, 2017
	(€ million)
Allowance for doubtful accounts	€275	€76	€(82)	€269
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group and are summarized as follows.

	At December 31
	2017	2016
	(€ million)
Dealer financing	€2,295	€2,115
Retail financing	420	286
Finance leases	4	6
Other	421	171
Total Receivables from financing activities	€3,140	€2,578
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2017	Provision	Use and other changes	At December 31, 2017
	(€ million)
Allowance for Receivables from financing activities	€45	€66	€(66)	€45
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
Other receivables
At December 31, 2017, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €2,153 million (€1,933 million at December 31, 2016).
Transfer of financial assets
At December 31, 2017, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, amounting to €7,866 million (€6,573 million at December 31, 2016). The transfers related to trade receivables and other receivables for €6,752 million (€5,467 million at December 31, 2016) and receivables from financing activities for €1,114 million (€1,106 million at December 31, 2016). These amounts included receivables of €4,933 million (€4,077 million at December 31, 2016), mainly due from the sales network, transferred to jointly controlled financial services companies (FCA Bank).

At December 31, 2017 and 2016, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31
	2017			2016
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€22	€335	€357	€34	€376	€410
Carrying amount of the related liabilities (Note 21)	€22	€335	€357	€34	€376	€410
16. Derivative financial assets and liabilities
The following table summarizes the fair value of the Group's derivative financial assets and liabilities:

	At December 31
	2017		2016
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€2	€—	€31	€(1)
Interest rate and exchange rate risk - combined interest rate and currency swaps	—	—	—	(115)
Total Fair value hedges	2	—	31	(116)
Cash flow hedges:
Currency risks - forward contracts, currency swaps and currency options	100	(95)	213	(304)
Interest rate risk - interest rate swaps	4	(7)	—	—
Interest rate and currency risk - combined interest rate and currency swaps	9	—	87	—
Commodity price risk – commodity swaps and commodity options	30	(1)	21	(2)
Total Cash flow hedges	143	(103)	321	(306)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	5	—	—	(47)
Total Net investment hedges	5	—	—	(47)
Derivatives for trading	134	(36)	127	(228)
Total Fair value of derivative financial assets/(liabilities)	€284	€(139)	€479	€(697)
Financial derivative assets/(liabilities) - current	€265	€(138)	€448	€(681)
Financial derivative assets/(liabilities) - non-current	€19	€(1)	€31	€(16)

The following table summarizes the outstanding notional amounts of the Group's derivative financial instruments by due date:

	At December 31
	2017				2016
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€14,142	€154	€—	€14,296	€18,668	€311	€—	€18,979
Interest rate risk management	1,581	1,753	101	3,435	855	795	—	1,650
Interest rate and currency risk management	—	291	71	362	928	305	82	1,315
Commodity price risk management	455	6	—	461	450	44	—	494
Other derivative financial instruments	—	14	—	14	—	14	—	14
Total Notional amount	€16,178	€2,218	€172	€18,568	€20,901	€1,469	€82	€22,452
Fair value hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) are recognized in accordance with fair value hedge accounting.
The following table summarizes the gains and losses arising from the respective hedged items:

	Years ended December 31
	2017	2016	2015
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	€104	€(13)	€(49)
Fair value changes in hedged items	(104)	13	49
Interest rate risk
Net (losses) on qualifying hedges	(9)	(26)	(34)
Fair value changes in hedged items	10	26	34
Net gains/(losses)	€1	€—	€—
Cash flow hedges
Amounts recognized in the Consolidated Income Statement mainly relate to currency risk management and, to a lesser extent, to hedges regarding commodity price risk management and cash flows that are exposed to interest rate risk.
The Group's policy for managing currency risk normally requires hedging of projected future flows from trading activities which will occur within the following twelve months and from orders acquired (or contracts in progress) regardless of their due dates. The hedging effect arising from this is recorded in Other comprehensive income within Cash flow hedge reserve and will be recognized in the Consolidated Income Statement, primarily during the following year.
Derivatives relating to interest rate and currency risk management are treated as cash flow hedges and are entered into for the purpose of hedging notes issued in foreign currencies. The amount recorded in Other comprehensive income and within Cash flow hedge reserve is recognized in the Consolidated Income Statement according to the timing of the flows of the underlying notes.

The Group entered in interest rate swaps in order to hedge against the increase in interest rates in relation to future Debt. The swaps are designated as a cash flow hedge. For the year ended December 31, 2017, losses of €3 million related to such derivatives were recognized in Other comprehensive (loss)/income within Cash flow hedge Reserve.
The following table summarizes the amounts, net of tax, that were reclassified from Other comprehensive (loss)/income to the Consolidated Income Statement in respect of cash flow hedges:

	Years ended December 31
	2017	2016	2015
	(€ million)
Currency risk
Increase in Net revenues	€16	€236	€33
(Increase)/Decrease in Cost of revenues	(103)	(44)	101
Net financial income/(expenses)	(22)	34	(148)
Result from investments	28	26	1
Interest rate risk
Increase in Cost of revenues	—	—	(10)
Result from investments	(1)	(1)	(2)
Net financial expenses	(3)	(4)	(77)
Commodity price risk
Decrease/(Increase) in Cost of revenues	28	(39)	(23)
Ineffectiveness and discontinued hedges	4	12	1
Tax expense/(benefit)	27	(49)	(97)
Total recognized in Net profit from continuing operations	(26)	171	(221)
Recognized in Profit from discontinued operations, net of tax	—	—	(116)
Total recognized in Net profit	€(26)	€171	€(337)
Net investment hedges
In order to manage the Group's foreign currency risk related to its investments in foreign operations, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts. For the year ended December 31, 2017, gains of €15 million related to net investment hedges were recognized in Other comprehensive (loss)/income within Currency translation differences. There was no ineffectiveness for the year ended December 31, 2017.
For the year ended December 31, 2016, losses of €75 million related to net investment hedges were recognized in Other comprehensive (loss)/income within Currency translation differences. There was no ineffectiveness for the year ended December 31, 2016.
Derivatives for trading
At December 31, 2017 and 2016, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issuance in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to a floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).

17. Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31
	2017	2016
	(€ million)
Cash at banks	€6,396	€8,118
Money market securities	6,242	9,200
Total Cash and cash equivalents	€12,638	€17,318
Cash and cash equivalents held in certain foreign countries (primarily in China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash, other than dividends, that can leave the country.
18. Share-based compensation
FCA - Performance Share Units
In March 2017, FCA awarded a total of 2,264,000 Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan (Note 26, Equity). The PSU awards, which represent the right to receive FCA common shares, have financial performance goals that include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) covering a three-year period from 2016 to 2018 and will have a payout scale ranging from 0 percent to 100 percent. The remaining half of the PSU awards, (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. The PSU TSR awards performance period covers a two-year period starting in December 2016 through 2018. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.26 million units. The PSU awards will vest in the first quarter of 2019 if the respective performance goals for the years 2016 to 2018 are achieved. The PSU awards granted in June 2017 follow the same vesting conditions.
During the year ended December 31, 2015, FCA awarded a total of 14,713,100 PSU awards to certain key employees under the equity incentive plan. The PSU awards, which represent the right to receive FCA common shares, have financial performance goals covering a five-year period from 2014 to 2018. The performance goals include a net income target as well as a TSR target, with each weighted at 50 percent and settled independently of the other. The PSU NI awards, which represent half of the award, will vest based on our achievement of the targets for net income and will have a payout scale ranging from 0 percent to 100 percent. The PSU TSR awards, which represent the other 50 percent of the PSU awards, are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 14.7 million shares. One third of the total PSU awards vested in 2017 and a cumulative two-thirds of the total PSU awards will vest in the first quarter of 2018 with the achievement of the performance goal for the years 2014 to 2017. A cumulative 100 percent will vest in the first quarter of 2019 if the respective performance goals for the years 2014 to 2018 are achieved.
The vesting of the 2017 PSU NI awards and the 2015 PSU NI awards will be determined by comparing the Group's net profit excluding unusual items to the net income targets derived from the Group's business plan for the corresponding period. The performance period for the 2017 PSU NI awards commenced on January 1, 2016, and on January 1, 2014 for the 2015 PSU NI awards. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model.

Changes during 2017, 2016 and 2015 for the PSU NI awards under the framework equity incentive plan were as follows:

	2017		2016		2015
	PSU NI	Weighted average fair value at the grant date (€)	PSU NI	Weighted average fair value at the grant date (€)	PSU NI	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	11,379,445	€5.65	7,356,550	€8.78	—	€—
Anti-dilution adjustment	65,751	5.62	4,001,962	5.68	—	—
Granted	1,136,250	7.91	168,593	3.61	7,356,550	8.78
Vested	(3,758,870)	5.65	—	—	—	—
Canceled	—	—	(147,660)	5.83	—	—
Forfeited	(18,750)	7.91	—	—	—	—
Outstanding shares unvested at December 31	8,803,826	€5.89	11,379,445	€5.65	7,356,550	€8.78
The key assumptions utilized to calculate the grant-date fair values for the PSU NI awards are summarized below:

Key assumptions	2017 PSU NI Awards Range	2015 PSU NI Awards Range
Grant date stock price	€9.74 - €10.39	€13.44 - €15.21
Expected volatility	40%	40%
Risk-free rate	(0.8)%	0.7%
The expected volatility was based on the observed historical volatility for common shares of FCA. The risk-free rate was based on the yields of government and treasury bonds with similar terms to the vesting date of each PSU NI award.
Changes during 2017, 2016 and 2015 for the PSU TSR awards under the framework equity incentive plan were as follows:

	2017		2016		2015
	PSU TSR	Weighted average fair value at the grant date (€)	PSU TSR	Weighted average fair value at the grant date (€)	PSU TSR	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	11,379,446	€10.64	7,356,550	€16.52	—	€—
Anti-dilution adjustment	65,750	10.58	4,001,962	10.70	—	—
Granted	1,136,250	10.84	168,593	6.71	7,356,550	16.52
Vested	(3,758,869)	10.63	—	—	—	—
Canceled	—	—	(147,659)	10.84	—	—
Forfeited	(18,750)	10.84	—	—	—	—
Outstanding shares unvested at December 31	8,803,827	€10.58	11,379,446	€10.64	7,356,550	€16.52
The weighted average fair value of the PSU TSR awards granted during the year ended December 31, 2017 was calculated using a Monte Carlo simulation model. The key assumptions utilized to calculate the grant date fair values for the PSU TSR awards issued are summarized below:

Key assumptions	2017 PSU TSR Awards Range	2015 PSU TSR Awards Range
Grant date stock price	€9.74 - €10.39	€13.44 - €15.21
Expected volatility	44%	37% - 39%
Dividend yield	—%	—%
Risk-free rate	0.8%	0.7% - 0.8%
The expected volatility was based on the observed historical volatility for common shares of FCA. The risk-free rate was based on the yields of government and treasury bonds with similar terms to the vesting date of each PSU TSR award. In addition, since the volatility of each member of the defined peer group are not wholly independent of one another, a correlation coefficient was developed based on historical share price changes for FCA and the defined peer group over a three-year period leading up to the grant date of the awards.
FCA - Restricted Share Units
In March 2017, FCA awarded 2,264,000 Restricted Share Units (“RSUs”) to certain key employees of the Company which represent the right to receive FCA common shares. These shares will vest in two equal tranches in the first quarter of 2018 and 2019. The fair values of the awards were measured using the FCA stock price on the grant date. The RSU awards granted in June and September 2017 follow the same vesting conditions.
During the year ended December 31, 2015, FCA awarded 5,196,550 RSUs to certain key employees of the Company, which represent the right to receive FCA common shares. One third of the awards vested in February of 2017 with the remaining two tranches to vest equally in February of 2018 and 2019.
Changes during 2017, 2016 and 2015 for the RSU awards under the framework equity incentive plan were as follows:

	2017		2016		2015
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	7,969,623	€8.69	5,196,550	€13.49	—	€—
Anti-dilution adjustment	46,189	8.64	2,826,922	8.74	—	—
Granted	2,293,940	10.43	94,222	5.73	6,816,550	13.90
Vested	(2,671,939)	8.64	—	—	(1,620,000)	15.21
Canceled	—	—	(148,071)	9.25	—	—
Forfeited	(37,500)	10.39	—	—	—	—
Outstanding shares unvested at December 31	7,600,313	€9.17	7,969,623	€8.69	5,196,550	€13.49
Anti-dilution adjustments - PSU awards and RSU awards
The documents governing FCA's long-term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding PSU awards and RSU awards issued prior to December 31, 2016 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

Similarly, in January 2016, as a result of the spin-off of Ferrari N.V., a conversion factor of 1.5440 was approved by FCA's Compensation Committee and applied to outstanding PSU awards and RSU awards as an equitable adjustment to make equity award holders whole for the resulting diminution in the value of an FCA share. For the PSU NI awards, FCA's Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
The following table reflects the changes resulting from the anti-dilution adjustments:

	2017 Anti-dilution adjustment	2016 Anti-dilution adjustment
PSU Awards:
Number of awards - as adjusted	22,890,392	22,717,024
Key assumptions - as adjusted: Grant date stock price - for PSU NI and PSU TSR	€8.66 - €9.79	€8.71 - €9.85
RSU Awards:
Number of awards - as adjusted	8,015,812	8,023,472
Total expense for the PSU awards and RSU awards of approximately €85 million, €96 million and €54 million was recorded for the years ended December 31, 2017, 2016 and 2015, respectively. At December 31, 2017, the Group had unrecognized compensation expense related to the non-vested PSU awards and RSU awards of approximately €47 million based on current forfeiture assumptions, which will be recognized over a weighted-average period of 1.0 years.
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
Stock grant plans linked to Fiat shares
On April 4, 2012, the shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7,000,000 rights, which represented an equal number of common shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced in 2015 through the issuance of new common shares. Compensation expense for the Retention LTI Plan for the year ended December 31, 2015 was not material.
Share-based compensation plans issued by FCA US
On May 7, 2015, the FCA US Board of Directors approved an amendment to the FCA US Directors’ Restricted Stock Unit Plan (“FCA US Directors’ RSU Plan”), freezing the restricted stock unit value as of December 31, 2015. At December 31, 2017 and 2016, FCA US had no outstanding unvested units under the FCA US Directors’ RSU Plan.
In February 2012, the Compensation Committee of FCA US approved the Long-Term Incentive Plan (“2012 LTIP Plan”) that covered senior executives of FCA US (other than the Chief Executive Officer). At December 31, 2017 and 2016, FCA US had no outstanding unvested units under the 2012 LTIP Plan.
No compensation expense was recognized for either plan for the year ended December 31, 2017. Compensation expense for the years ended December 31, 2016 and 2015 was not material.

19. Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31
	2017			2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€34	€4,789	€4,823	€38	€4,980	€5,018
Health care and life insurance plans	126	2,153	2,279	145	2,321	2,466
Other post-employment benefits	109	878	987	110	877	987
Other provisions for employees	425	764	1,189	518	874	1,392
Total Employee benefits liabilities	€694	€8,584	€9,278	€811	€9,052	€9,863
The Group recognized a total of €1,643 million for the cost for defined contribution and state plans for the year ended December 31, 2017 (€1,540 million in 2016 and €1,541 million in 2015).
The following table summarizes the fair value of defined benefit obligations and the fair value of the related plan assets:

	At December 31
	2017	2016
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€25,528	€28,065
Health care and life insurance plans	2,279	2,466
Other post-employment benefits	987	987
Total present value of defined benefit obligations (a)	28,794	31,518

Fair value of plan assets (b)	21,218	23,409
Asset ceiling (c)	14	12
Total net defined benefit plans (a - b + c)	7,590	8,121
of which:
Net defined benefit liability (d)	8,089	8,471
Defined benefit plan asset	(499)	(350)

Other provisions for employees (e)	1,189	1,392
Total Employee benefits liabilities (d + e)	€9,278	€9,863

Pension benefits
Liabilities arising from the Group's defined benefit plans are usually funded by contributions made by Group subsidiaries, and at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of those legally required are made to achieve certain desired funding levels. In the U.S., these excess amounts are tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2017, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €2.0 billion, and the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. During the years ended December 31, 2017, 2016 and 2015, the Group made pension contributions in the U.S. and Canada totaling €124 million, €445 million and €202 million, respectively. The Group contributions to pension plans for 2018 are expected to be €92 million, of which €56 million relate to the U.S. and Canada, with €2 million being discretionary contributions and €54 million which will be made to satisfy minimum funding requirements.
The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2018	€1,592
2019	€1,562
2020	€1,550
2021	€1,535
2022	€1,524
2023-2027	€7,556
The following table summarizes the changes in the pension plans:

	2017				2016
	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)
	(€ million)
At January 1	€28,065	€(23,409)	€12	€4,668	€27,547	€(22,415)	€11	€5,143
Included in the Consolidated Income Statement	1,259	(817)	—	442	1,322	(849)	—	473
Included in Other comprehensive income:
Actuarial (gains)/losses from:
Demographic and other assumptions	(42)	—	—	(42)	(49)	(6)	—	(55)
Financial assumptions	1,567	—	—	1,567	346	—	—	346
Return on assets	—	(1,589)	—	(1,589)	—	(861)	—	(861)
Changes in the effect of limiting net assets	—	—	3	3	—	—	—	—
Changes in exchange rates	(3,006)	2,445	(1)	(562)	907	(817)	1	91
Other:
Employer contributions	—	(141)	—	(141)	—	(454)	—	(454)
Plan participant contributions	—	(3)	—	(3)	3	(4)	—	(1)
Benefits paid	(1,751)	1,735	—	(16)	(2,015)	1,999	—	(16)
Settlements paid	(563)	563	—	—	—	—	—	—
Other changes	(1)	(2)	—	(3)	4	(2)	—	2
At December 31	€25,528	€(21,218)	€14	€4,324	€28,065	€(23,409)	€12	€4,668

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Current service cost	€172	€175	€196
Interest expense	1,090	1,157	1,143
Interest income	(911)	(944)	(912)
Other administration costs	94	95	92
Past service costs/(credits) and gains/(losses) arising from settlements/curtailments	(3)	(10)	(8)
Total recognized in the Consolidated Income Statement	€442	€473	€511
During the year ended December 31, 2017, the Group entered into an annuity buyout relating to two of its U.S. defined benefit plans. A total of €563 million was paid to a third-party insurance company in settlement of FCA's obligations, resulting in a settlement loss of €1 million that was recognized within Cost of revenues and Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2017.
During the year ended December 31, 2016, the Group amended its U.S. defined benefit plan for salaried employees to allow certain terminated vested participants to accept a lump-sum amount. A total of €214 million was paid to those participants who accepted the offer in December 2016. The plan amendment resulted in a settlement gain of €29 million that was recognized within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2016. There were no significant plan amendments or curtailments to the Group's pension plans for the year ended December 31, 2015.
The fair value of plan assets by class was as follows:

	At December 31
	2017		2016
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€628	€611	€862	€816
U.S. equity securities	1,426	1,426	1,641	1,633
Non-U.S. equity securities	1,098	1,098	1,170	1,170
Commingled funds	2,684	1,138	3,149	216
Equity instruments	5,208	3,662	5,960	3,019
Government securities	2,601	803	2,611	858
Corporate bonds (including convertible and high yield bonds)	5,864	—	6,353	58
Other fixed income	1,071	114	907	9
Fixed income securities	9,536	917	9,871	925
Private equity funds	1,962	—	1,979	—
Commingled funds	165	162	147	118
Mutual funds	—	—	3	3
Real estate funds	1,374	13	1,460	—
Hedge funds	1,893	49	2,466	—
Investment funds	5,394	224	6,055	121
Insurance contracts and other	452	50	661	156
Total fair value of plan assets	€21,218	€5,464	€23,409	€5,037

Non-U.S. Equity securities are invested broadly in developed international and emerging markets. Fixed income securities are debt instruments which are primarily comprised of long-term U.S. Treasury and global government bonds, as well as developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalization. Private equity funds include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Commingled funds include common collective trust funds, mutual funds and other investment entities. Real estate fund investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
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
Assets are actively managed primarily by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. The Group uses investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost-effective and/or efficient to do so. Plan assets do not include shares of FCA or properties occupied by Group companies, with the possible exception of commingled investment vehicles where FCA does not control the investment guidelines.
Sources of potential risk in pension plan assets measurements relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, or counterparty. Interest rate risk is mitigated by partial asset–liability matching. The fixed income target asset allocation partially matches the bond–like and long–dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the fair value of the investments in fixed income securities and the present value of the obligations.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31
	2017			2016
	U.S.	Canada	UK	U.S.	Canada	UK
Discount rate	3.8%	3.5%	2.7%	4.4%	3.9%	2.7%
Future salary increase rate	—%	3.5%	3.2%	—%	3.5%	3.1%
The average duration of the U.S. and Canadian liabilities was approximately 11 years and 13 years, respectively. The average duration of the UK pension liabilities was approximately 20 years.

Health care and life insurance plans
Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2018	€125
2019	€125
2020	€124
2021	€124
2022	€125
2023-2027	€634
Changes in the net defined benefit obligations for healthcare and life insurance plans were as follows:

	2017	2016
	(€ million)
Present value of obligations at January 1	€2,466	€2,459
Included in the Consolidated Income Statement	120	130
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(52)	(77)
- Financial assumptions	160	10
Effect of movements in exchange rates	(278)	83
Other:
Benefits paid	(137)	(139)
Other changes	—	—
Present value of obligations at December 31	€2,279	€2,466
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Current service cost	€22	€26	€32
Interest expense	98	107	102
Past service costs/(credits) and losses/(gains) arising from settlements	—	(3)	—
Total recognized in the Consolidated Income Statement	€120	€130	€134
Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions. In particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.

The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31
	2017		2016
	U.S.	Canada	U.S.	Canada
Discount rate	3.9%	3.6%	4.5%	4.0%
Salary growth	1.5%	1.0%	1.5%	1.0%
Weighted average ultimate healthcare cost trend rate	4.5%	4.5%	4.5%	4.4%
The average duration of the U.S. and Canadian liabilities was approximately 13 years and 16 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2017 plan valuation was 6.8 percent (7.0 percent in 2016). The annual rate was assumed to decrease gradually to 4.5 percent after 2029 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2017 plan valuation was 4.8 percent (4.7 percent in 2016). The annual rate was assumed to decrease gradually to 4.5 percent in 2029 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits include other employee benefits granted to Group employees in Europe and comprises, amongst others, the Italian employee severance indemnity (trattamento di fine rapporto, or “TFR”) obligation, required under Italian Law, amounting to €752 million at December 31, 2017 and €775 million at December 31, 2016.
The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during their working life.
The legislation regarding this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in 2007. Under these amendments, companies with at least 50 employees were obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form of defined contribution plans under IAS 19 - Employee Benefits, whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consisted of the residual obligation for TFR through December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007, the scheme has been classified as a defined contribution plan and the Group recognizes the associated cost over the period in which the employee renders service.

Changes in defined benefit obligations for other post-employment benefits were as follows:

	2017	2016
	(€ million)
Present value of obligations at January 1	€987	€969
Included in the Consolidated Income Statement	23	26
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	18	36
- Financial assumptions	(3)	29
Effect of movements in exchange rates	(5)	1
Other:
Benefits paid	(48)	(58)
Transfer to Liabilities held for sale	—	(14)
Other changes	15	(2)
Present value of obligations at December 31	€987	€987
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Current service cost	€11	€8	€10
Interest expense	13	17	6
Past service costs (credits) and (gains)/losses arising from settlements	(1)	1	—
Total recognized in the Consolidated Income Statement	€23	€26	€16
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2017 was 1.2 percent (1.0 percent in 2016). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and law requirements for retirement in Italy.
Other provisions for employees
Other provisions for employees primarily include long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

20. Provisions
Provisions consisted of the following:

	At December 31
	2017			2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,676	€4,049	€6,725	€2,905	€4,637	€7,542
Sales incentives	5,377	—	5,377	5,749	—	5,749
Legal proceedings and disputes	125	551	676	54	530	584
Commercial risks	481	334	815	250	412	662
Restructuring	26	44	70	26	46	72
Other risks	324	792	1,116	333	895	1,228
Total Provisions	€9,009	€5,770	€14,779	€9,317	€6,520	€15,837
Changes in Provisions were as follows:

	At January 1, 2017	Additional provisions	Settlements	Unused amounts	Translation differences	Changes in the scope of consolidation and other changes	At December 31, 2017
	(€ million)
Product warranty and recall campaigns	€7,542	€3,196	€(3,262)	€—	€(746)	€(5)	€6,725
Sales incentives	5,749	13,850	(13,675)	(3)	(567)	23	5,377
Legal proceedings and disputes	584	200	(69)	(38)	(49)	48	676
Commercial risks	662	432	(181)	(34)	(64)	—	815
Restructuring costs	72	91	(55)	(3)	(3)	(32)	70
Other risks	1,228	229	(187)	(97)	(62)	5	1,116
Total Provisions	€15,837	€17,998	€(17,429)	€(175)	€(1,491)	€39	€14,779
Product warranty and recall campaigns
At December 31, 2017, the Product warranty and recall campaigns provision included €102 million of charges recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2017 for the estimated costs associated with an extension of the recall campaigns related to an industry-wide recall of airbag inflators resulting from parts manufactured by Takata, of which €29 million related to the previously announced recall in NAFTA and €73 million related to the preventative safety campaigns in LATAM. Refer to Note 25, Guarantees granted, commitments and contingent liabilities, for additional information.
At December 31, 2016, the Product warranty and recall campaigns provision included €414 million of charges recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 for the additional estimated costs associated with the recall campaigns related to an industry wide recall of airbag inflators resulting from parts manufactured by Takata. Refer to Note 25, Guarantees granted, commitments and contingent liabilities, for additional information. In addition, the Product warranty and recall campaigns provision included €132 million of estimated net costs recognized within Cost of revenues in the Consolidated Income Statement for the year ended December 31, 2016 associated with a recall for which costs are being contested with a supplier. Although FCA believes the supplier has responsibility for the recall, only a partial recovery of the estimated costs has been recognized pursuant to a cost sharing agreement. The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2022.

Sales incentives, Legal proceedings and disputes, Commercial risks and Other risks
As described within Note 2, Basis of preparation (Use of Estimates section), the Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer.
None of the provisions within the total Legal proceedings and disputes provision are individually significant. As described within Note 2, Basis of preparation (Use of Estimates section), a provision for legal proceedings is recognized when it is deemed probable that the proceedings will result in an outflow of resources. As the ultimate outcome of pending litigation is uncertain, the timing of cash outflow for the Legal proceedings and disputes provision is also uncertain.
Commercial risks arise in connection with the sale of products and services such as onerous maintenance contracts and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision is recognized when the expected costs to complete the services under these contracts exceed the revenues expected to be realized. A provision for fines related to certain regulatory emission requirements that can be settled with cash fines is recognized at the time vehicles are sold based on the estimated cost to settle the obligation measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The cash outflow for the non-current portion of the Commercial risks provision is primarily expected within a period through 2020.
Other risks include, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Group’s probable environmental obligations which also includes costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2024.
21. Debt
Debt classified within current liabilities includes short-term borrowings from banks and other financing with an original maturity date falling within twelve months, as well as the current portion of long-term debt. Debt classified within non-current liabilities includes borrowings from banks and other financing with maturity dates greater than twelve months (long-term debt), net of the current portion.
The following table summarizes the Group's current and non-current Debt by maturity date (amounts include accrued interest):

	At December 31
	2017					2016
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€2,054	€5,071	€2,501	€7,572	€9,626	€2,565	€5,763	€4,023	€9,786	€12,351
Borrowings from banks	4,132	2,278	502	2,780	6,912	4,025	4,592	786	5,378	9,403
Asset-backed financing (Note 15)	357	—	—	—	357	410	—	—	—	410
Other debt	702	347	27	374	1,076	937	688	259	947	1,884
Total Debt	€7,245	€7,696	€3,030	€10,726	€17,971	€7,937	€11,043	€5,068	€16,111	€24,048

Notes
The following table summarizes the outstanding notes at December 31, 2017 and 2016:

					At December 31
	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2017	2016
Medium Term Note Programme:					(€ million)
Fiat Chrysler Finance Europe S.A.(1)	EUR	850	7.000	March 23, 2017	€—	€850
Fiat Chrysler Finance North America, Inc.(1)	EUR	1,000	5.625	June 12, 2017	—	1,000
Fiat Chrysler Finance Europe S.A.(2)	CHF	450	4.000	November 22, 2017	—	419
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.(1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.(2)	CHF	250	3.125	September 30, 2019	213	233
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A.(1)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
FCA NV(1)	EUR	1,250	3.750	March 29, 2024	1,250	1,250
Other(3)	EUR	7			7	7
Total Medium Term Note Programme					6,920	9,209

Other Notes:
FCA NV(1)	U.S.$	1,500	4.500	April 15, 2020	1,251	1,423
FCA NV(1)	U.S.$	1,500	5.250	April 15, 2023	1,251	1,423
Total Other Notes					2,502	2,846
Hedging effect, accrued interest and amortized cost valuation					204	296
Total Notes					€9,626	€12,351
_________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Listing on the SIX Swiss Exchange was obtained.
(3) Medium Term Notes with amounts outstanding equal to or less than the equivalent of €50 million.
Notes Issued Through the Medium Term Note Programme
Certain notes issued by the Group are governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €20 billion may be used under this programme, of which notes of €6.9 billion were outstanding at December 31, 2017 (€9.2 billion at December 31, 2016). The MTN Programme is guaranteed by FCA NV. We may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the MTN Programme during the year ended December 31, 2017 were due to the:

•	repayment at maturity of a note in March 2017 with a principal amount of €850 million;

•	repayment at maturity of a note in June 2017 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2017 with a principal amount of CHF 450 million (€385 million).
Changes in notes issued under the MTN Programme during the year ended December 31, 2016 were due to the:

•	issuance of a 3.75 percent note at par in March 2016 with a principal amount of €1,250 million, due in March 2024;

•	repayment at maturity of a note in April 2016 with a principal amount of €1,000 million;

•	repayment at maturity of a note in October 2016 with a principal amount of €1,000 million; and

•	repayment at maturity of a note in November 2016 with a principal amount of CHF 400 million (€373 million).
The notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on FCA NV as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA NV is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA's main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2017, FCA was in compliance with the covenants under the MTN Programme.
Other Notes
In 2015, FCA NV issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount. The 2020 Notes and the 2023 Notes, collectively referred to as the “Notes”, rank pari passu in right of payment with respect to all of FCA NV's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA NV's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Notes. Interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.
The Notes impose covenants on FCA NV including: (i) negative pledge clauses which require that, in case any security interest upon assets of FCA NV is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2017, FCA was in compliance with the covenants of the Notes.
Fiat Chrysler Finance US Inc.
On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”) was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.
Borrowings from banks
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the U.S.$1,826 million (€1,721 million) outstanding principal and accrued interest for its tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The prepayment was made with cash on hand and did not result in a material loss on extinguishment.
At December 31, 2017, €836 million (€948 million at December 31, 2016), which included accrued interest, was outstanding under FCA US's Tranche B Term Loan maturing December 31, 2018 (the “Tranche B Term Loan due 2018”). On April 12, 2017, FCA US amended the credit agreement that governs the Tranche B Term Loan due 2018. The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. FCA US may prepay, refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty. For the years ended December 31, 2017 and 2016, interest was accrued based on LIBOR.

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
The prepayments of principal were accounted for as debt extinguishments and, as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and are amortized over the respective remaining terms of the Tranche B Term Loans. For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Periodic interest payments, however, continue to be required.
The Tranche B Term Loan due 2018 is secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in FCA US's U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The credit agreement that governs the Tranche B Term Loan due 2018 includes a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The credit agreement also includes negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness, (ii) limitations on incurrence of liens, (iii) limitations on swap agreements and sale and leaseback transactions, (iv) limitations on fundamental changes, including certain asset sales and (v) restrictions on certain subsidiary distributions. In addition, the credit agreement requires FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined), as well as a minimum liquidity of U.S.$3.0 billion (€2.5 billion). Furthermore, the credit agreement also contains a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants, (iii) breaches of representations and warranties, (iv) certain changes of control, (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. As of December 31, 2017, FCA US was in compliance with the covenants of the credit agreement that governs the Tranche B Term Loan due 2018.
European Investment Bank Borrowings
FCA has financing agreements with the European Investment Bank (“EIB”) for a total of €1.1 billion outstanding at December 31, 2017 (€1.3 billion outstanding at December 31, 2016), which included the residual debt due under the following facilities:

•
the facility for €250 million (maturing in December 2019) entered into in December 2016 to support the Group's investment plan (2017-2019) in research and development centers in Italy, which includes a number of key objectives such as greater fuel efficiency, a reduction in CO2 emissions by petrol and alternative fuel engines and the study of new hybrid architectures, as well as certain capital expenditures for facilities located in southern Italy;

•
the facility for €600 million (maturing in July 2018), entered into in June 2015 (50 percent guaranteed by SACE) to support the Group's investment plan (2015-2017) for production and research and development sites in both northern and southern Italy, to develop efficient vehicle technologies for vehicle safety and new vehicle architectures;

•
the facility for €400 million (maturing in November 2018), entered into in November 2013 (50 percent guaranteed by SACE) to support certain investments and research and development programs in Italy; and

•
the facility for €500 million (maturing in June 2021), entered into in May 2011 (guaranteed by SACE and the Serbian Authorities) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.

Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to a principal amount of €3.2 billion at December 31, 2017 (€4.0 billion at December 31, 2016). The loans primarily include subsidized loans granted by public financing institutions such as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates. At December 31, 2017, outstanding subsidized loans amounted to €2.1 billion (€2.6 billion at December 31, 2016), of which €1.3 billion (€1.6 billion at December 31, 2016) related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.6 billion). Approximately €0.1 billion (€0.3 billion at December 31, 2016) of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2017.
Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF. At December 31, 2017, the €6.25 billion RCF was undrawn.
The covenants of the RCF include financial covenants as well as negative pledge, pari passu, cross-default and change of control clauses. The failure to comply with these covenants and, in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2017, FCA was in compliance with the covenants of the RCF.
At December 31, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the original €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.
Mexico Bank Loan
FCA Mexico, S.A. de C.V. (“FCA Mexico”), our principal operating subsidiary in Mexico, has a non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and bears interest at one-month LIBOR plus 3.35 percent per annum. At December 31, 2017, the Mexico Bank Loan had an outstanding balance of €0.4 billion (€0.5 billion at December 31, 2016). As of December 31, 2017, we may prepay all or any portion of the loan without premium or penalty. The Mexico Bank Loan requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2017, FCA Mexico was in compliance with the covenants under the Mexico Bank Loan.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet
IAS 39 derecognition requirements and are recognized as assets of the same amount of €357 million (€410 million at
December 31, 2016) within Trade and other receivables in the Consolidated Statement of Financial Position (Note 15, Trade,
other receivables and tax receivables).

Other debt
During the year ended December 31, 2017, FCA US's Canadian subsidiary made payments on the Canada Health Care Trust (“HCT”) Tranche B Note totaling €272 million, which included a scheduled payment of principal and accrued interest and the prepayment of the remaining scheduled payments due on the Canada HCT Tranche B Note. The prepayment, of €226 million, was accounted for as a debt extinguishment, and as a result, a gain on extinguishment of €9 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2017. This Canada HCT Note represented FCA US’s principal Canadian subsidiary’s remaining financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents
At December 31, 2016, Other debt included the unsecured Canada HCT Tranche B Note totaling €278 million, including accrued interest. During the year ended December 31, 2016, FCA US's Canadian subsidiary made payments on the Canada HCT Notes totaling €148 million, which included accrued interest and the prepayment of all scheduled payments due on the Canada HCT Tranche C Note. The prepayment on the Canada HCT Tranche C Note made on July 15, 2016 resulted in a loss on extinguishment of debt of €8 million that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2016.
As described in more detail in Note 26, Equity, FCA issued Mandatory Convertible Securities in December 2014 with an aggregate notional amount of U.S.$2,875 million (€2,293 million), whereby the obligation to pay coupons as required by the Mandatory Convertible Securities met the definition of a financial liability. The Mandatory Convertible Securities were converted into FCA common shares on December 15, 2016 and the financial liability of U.S.$226 million (€213 million) was paid in cash.
Other debt also included funds raised from financial services companies, primarily in Latin America, deposits from dealers in Brazil and the Group's payables for finance leases, which are summarized in the table below:

	At December 31
	2017					2016
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	€90	€134	€19	€74	€317	€138	€246	€131	€188	€703
Interest expense	(15)	(15)	(3)	(3)	(36)	(22)	(29)	(7)	(5)	(63)
Present value of minimum lease payments	€75	€119	€16	€71	€281	€116	€217	€124	€183	€640
Debt secured by assets
At December 31, 2017, debt secured by assets of the Group (excluding FCA US) amounted to €743 million (€914 million at December 31, 2016), of which €140 million (€433 million at December 31, 2016) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €2,372 million at December 31, 2017 (€1,940 million at December 31, 2016) (Note 11, Property, plant and equipment).
At December 31, 2017, debt secured by assets of FCA US amounted to €1,441 million and included €836 million relating to the Tranche B Term Loan due 2018, €141 million due to creditors for assets acquired under finance leases and €464 million for other debt and financial commitments. At December 31, 2016, debt secured by assets of FCA US amounted to €3,446 million and included €2,678 million relating to the Tranche B Term Loans, €207 million due to creditors for assets acquired under finance leases and €561 million for other debt and financial commitments.

22. Other liabilities and Tax payables
Other liabilities consisted of the following:

	At December 31
	2017			2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€2,234	€—	€2,234	€2,081	€—	€2,081
Indirect tax payables	799	19	818	667	968	1,635
Accrued expenses and deferred income	1,573	2,260	3,833	1,320	2,428	3,748
Payables to personnel	988	16	1,004	1,006	34	1,040
Social security payables	313	6	319	312	7	319
Amounts due to customers for contract work (Note 14)	190	—	190	236	—	236
Other	1,838	199	2,037	2,187	166	2,353
Total Other liabilities	€7,935	€2,500	€10,435	€7,809	€3,603	€11,412
An analysis of Other liabilities (excluding Accrued expenses and deferred income) by due date was as follows:

	At December 31
	2017					2016
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses and deferred income)	€6,362	€227	€13	€240	€6,602	€6,489	€1,159	€16	€1,175	€7,664
Payables for buy-back agreements refers to buy-back agreements entered into by the Group and includes the price received for the product recognized as an advance at the date of the sale, and subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Indirect tax payables include federal taxes on commercial transactions accrued by the Group's Brazilian subsidiaries for which, at December 31, 2016, the Group (as well as a number of important industrial groups that operate in Brazil) was awaiting a decision by the Brazilian Supreme Court regarding its claim alleging double taxation.
On March 15, 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the base for calculating a federal tax on revenue. At June 30, 2017, the Group determined that the likelihood of economic outflow related to such indirect taxes was no longer probable and the total liability of €895 million that FCA had accrued but not paid for such taxes for the period from 2007 to 2014 was reversed. Due to the materiality of this item and its effect on our results, the amount is presented separately in the line Reversal of a Brazilian indirect tax liability in the Consolidated Income Statement for the year ended December 31, 2017, and is composed of €547 million, originally recognized as a reduction to Net revenues, and €348 million, originally recognized within Net financial expenses. The Brazilian Supreme Court issued summary written minutes of its ruling on September 29, 2017 and Trial Minutes on October 2, 2017. On October 19, 2017, the Brazilian government filed its appeal against the PIS/COFINS over ICMS decision. Due to the uncertainty of scope of the application of the Supreme Court ruling taking into account the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, management believes a risk of economic outflow is still greater than remote.

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
On January 20, 2017, the last installment of U.S.$175 million (€166 million) was paid on the obligation arising from the 2014 memorandum of understanding between FCA US and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, which was included within Other current liabilities at December 31, 2016.
Tax payables
An analysis by due date for Tax payables was as follows:

	At December 31
	2017					2016
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Tax payables	€309	€32	€42	€74	€383	€162	€25	€—	€25	€187
23. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis:

		At December 31
		2017				2016
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Debt securities and equity instruments measured at fair value through other comprehensive income	13	€3	€24	€—	€27	€159	€18	€12	€189
Debt securities and equity instruments measured at fair value through profit or loss	13	275	—	2	277	312	—	—	312
Collateral deposits	13	61	—	—	61	68	—	—	68
Derivative financial assets	16	—	254	30	284	—	458	21	479
Cash and cash equivalents	17	10,800	1,838	—	12,638	15,790	1,528	—	17,318
Total Assets		€11,139	€2,116	€32	€13,287	€16,329	€2,004	€33	€18,366
Derivative financial liabilities	16	—	138	1	139	—	695	2	697
Total Liabilities		€—	€138	€1	€139	€—	€695	€2	€697
In 2017, there were no transfers between Levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and

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
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Securities	Derivative financial assets/(liabilities)
	(€ million)
At January 1, 2016	€12	€(35)
Gains/(Losses) recognized in Consolidated Income Statement	—	(31)
Gains/(Losses) recognized in Other comprehensive income	—	62
Issues/Settlements	—	23
At December 31, 2016	12	19
Gains/(Losses) recognized in Consolidated Income Statement	(10)	27
Gains/(Losses) recognized in Other comprehensive income	—	18
Issues/Settlements	—	(35)
At December 31, 2017	€2	€29
The gains/(losses) included in the Consolidated Income Statements were recognized within Cost of revenues. Of the total gains/(losses) recognized in Other comprehensive income, €20 million was recognized within Cash flow reserves and €2 million was recognized within Currency translation differences.
Assets and liabilities not measured at fair value on recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.

The following table provides the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31
		2017		2016
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,295	€2,295	€2,115	€2,115
Retail financing		420	405	286	285
Finance lease		4	4	6	6
Other receivables from financing activities		421	421	171	171
Total Receivables from financing activities	15	€3,140	€3,125	€2,578	€2,577

Asset backed financing		€357	€357	€410	€410
Notes		9,626	10,365	12,351	13,164
Other debt		7,988	8,001	11,287	11,311
Total Debt	21	€17,971	€18,723	€24,048	€24,885
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
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2017, €10,358 million and €7 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2016, €13,157 million and €7 million of notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of Other debt that requires significant adjustments using unobservable inputs is categorized within Level 3 of the fair value hierarchy. At December 31, 2017, €6,796 million and €1,205 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2016, €9,424 million and €1,887 million of Other Debt was classified within Level 2 and Level 3, respectively.
24. Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to Exor N.V. (the largest shareholder of FCA through its 29.18 percent common shares shareholding interest and 42.34 percent voting power at December 31, 2017), which include Ferrari N.V. and CNHI. Exor N.V. received 73,606,222 of FCA common shares in connection with the conversion of the Mandatory Convertible Securities into FCA common shares on December 16, 2016 (Note 26, Equity). Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Group. In addition, members of the FCA Board of Directors, and executives with strategic responsibilities and certain members of their families are also considered related parties.
Transactions carried out by the Group with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:

•	the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;

•	the sale of automotive lighting and automotive components to Ferrari N.V.;

•	transactions related to the display of FCA brand names on Ferrari N.V. Formula 1 cars;

•	the sale of vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of light commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the purchase of vehicles, the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the GAC FCA JV;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to companies of CNHI; and

•	the purchase of light commercial vehicles and passenger cars from the joint venture Tofas.
The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables, which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement.
The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31
	2017				2016				2015
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€1,287	€2,779	€9	€—	€1,536	€2,811	€3	€—	€1,533	€1,611	€—	€—
Sevel S.p.A.	392	—	5	—	381	—	5	—	311	—	4	—
FCA Bank	1,715	26	(20)	36	1,571	18	(21)	39	1,447	14	9	30
GAC FCA JV	569	—	(105)	—	683	—	(82)	—	252	—	—	—
Fiat India Automobiles Limited	25	1	—	—	23	1	(1)	(1)	15	4	—	—
Other	35	2	(4)	2	36	5	(3)	—	29	22	—	—
Total joint arrangements	4,023	2,808	(115)	38	4,230	2,835	(99)	38	3,587	1,651	13	30
Total associates	73	52	(3)	(1)	91	47	—	—	143	14	6	—
CNHI	526	329	2	—	543	422	3	—	564	431	—	—
Ferrari N.V.	82	320	1	—	81	246	—	—	n/a	n/a	n/a	n/a
Directors and Key Management	—	—	114	—	—	—	143	—	—	—	132	—
Other	1	—	26	—	—	—	26	—	—	1	17	—
Total CNHI, Ferrari, Directors and other	609	649	143	—	624	668	172	—	564	432	149	—
Total unconsolidated subsidiaries	61	8	3	1	57	7	8	1	79	13	8	(1)
Total transactions with related parties	€4,766	€3,517	€28	€38	€5,002	€3,557	€81	€39	€4,373	€2,110	€176	€29

Total for the Group	€110,934	€93,975	€7,385	€1,469	€111,018	€95,295	€7,568	€2,016	€110,595	€97,620	€7,576	€2,366

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31
	2017					2016
	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€34	€240	€50	€—	€—	€28	€298	€52	€—	€—
Sevel S.p.A.	23	—	6	—	1	33	—	4	—	8
FCA Bank	466	206	199	319	32	201	248	108	169	18
GAC FCA JV	58	15	1	—	—	121	2	4	—	—
Fiat India Automobiles Limited	7	13	5	—	—	2	—	—	—	—
Other	20	1	—	—	—	25	4	—	—	—
Total joint arrangements	608	475	261	319	33	410	552	168	169	26
Total associates	36	32	13	—	—	30	18	18	—	—
CNHI	47	86	11	—	—	80	82	15	—	4
Ferrari N.V.	23	75	—	—	—	25	75	—	—	—
Other	1	2	—	—	—	—	2	—	—	—
Total CNHI, Ferrari N.V. and other	71	163	11	—	—	105	159	15	—	4
Total unconsolidated subsidiaries	83	8	1	—	28	84	9	1	—	25
Total originating from related parties	€798	€678	€286	€319	€61	€629	€738	€202	€169	€55

Total for the Group	€8,553	€21,939	€10,435	€357	€17,614	€7,854	€22,655	€11,412	€410	€23,638
_________________________
1) This relates to Debt excluding Asset-backed financing, refer to Note, 21 Debt.
Commitments and Guarantees pledged in favor of related parties
As of December 31, 2017, the Group had a take or pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2018	€340
2019	€276
2020	€269
2021	€250
2022	€159
2023 and thereafter	€—
Compensation to Directors and Key Management
The fees of the Directors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	Years ended December 31
	2017	2016	2015
	(€ thousand)
Directors(1)	€29,861	€39,329	€38,488
Total Compensation	€29,861	€39,329	€38,488
___________________
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
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €81 million for 2017 (€103 million in 2016 and €65 million in 2015), which, in addition to base compensation, includes:

•	an amount of approximately €49 million in 2017 (approximately €73 million in 2016 and approximately €38 million in 2015) for share-based compensation expense;

•	an amount of approximately €8 million in 2017 (approximately €8 million in 2016 and approximately €8 million in 2015) for short-term employee benefits; and

•	an amount of €9 million in 2017 (€6 million in 2016 and €3 million in 2015) for pension and similar benefits.
25. Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2017, the Group had pledged guarantees on the debt or commitments of third parties totaling €5 million (€8 million at December 31, 2016), as well as guarantees of €4 million on related party debt (€2 million at
December 31, 2016).
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
The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, nonrefundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2017, €67 million (U.S.$80 million) remained in deferred revenue.
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

At December 31, 2017, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €285 million (US$319 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2017, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.
Arrangements with key suppliers
From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2017 were as follows:

(€ million)
2018	€817
2019	€583
2020	€515
2021	€325
2022	€198
2023 and thereafter	€53
Operating lease contracts
The Group has operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. The following table summarizes the total future minimum lease payments under non-cancellable lease contracts:

	At December 31, 2017
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease agreements	€352	€457	€298	€396	€1,503
During 2017, the Group recognized lease payments expense of €341 million (€339 million in 2016 and €246 million in 2015).

Other commitments, arrangements and contractual rights
UAW Labor Agreement
In October 2015, FCA US and the UAW agreed to a new four-year national collective bargaining agreement, which will expire in September 2019. The provisions of the new agreement continue certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement closes the pay gap between “Traditional” and “In-progression” employees over an eight-year period and will continue to provide UAW-represented employees with a simplified adjusted profit sharing plan. The adjusted profit sharing plan was effective for the 2016 plan year and is directly aligned with NAFTA profitability. The agreement included lump-sum payments in lieu of further wage increases of primarily U.S.$4,000 for “Traditional” employees and U.S.$3,000 for “In-progression” employees totaling approximately U.S.$141 million (€127 million) that was paid to UAW members on November 6, 2015. These payments are being amortized ratably over the four-year labor agreement period.
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
The compensation arrangement was effective retrospectively from January 1, 2015 through December 31, 2018 and incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two variable additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and the plant’s World Class Manufacturing audit status; and

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

A total of €124 million, €117 million and €115 million was recorded as an expense for the compensation agreement for the years ended December 31, 2017, 2016 and 2015, respectively.
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
Sevel S.p.A.
As part of the Sevel cooperation agreement with Peugeot-Citroen SA (“PSA”), the Group was party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group would have the right to acquire the residual interest in the joint operation Sevel with effect from December 31, 2017. During the period specified in the agreement the Group did not exercise its right to acquire the residual interest in the joint operation Sevel and such right expired.

Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €170 million and a total of €50 million has been recognized within Provisions related to these obligations as of December 31, 2017 and 2016. The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Takata airbag inflators
On November 3, 2015, NHTSA issued the Takata Consent Order regarding Takata airbag inflators manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”) that were installed in original equipment manufacturers' vehicles. On May 4, 2016, NHTSA published an amendment to the original Takata Consent Order which expanded the scope of the original consent order to include 7.6 million additional units of non-desiccated PSAN airbag inflators, of which approximately 2 million inflator units were deferred and not yet subject to recall. In compliance with the amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a Defect and Noncompliance Information Report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators defective. As a result, FCA US announced a recall of vehicles, assembled in NAFTA, related to the May 16, 2016 DIR, which represented approximately 5.6 million inflator units. Considering the estimated cost of the recall and the estimated participation rate of the recalls taking into account the age of the vehicles involved, we recognized €414 million within Cost of revenues for the year ended December 31, 2016. The charges reflected our assumptions on participation rate based on the Group's historical experience and industry data.
On January 2, 2018, Takata submitted a DIR to NHTSA declaring certain non-desiccated PSAN inflators contained in certain vehicles to be defective. As a result of Takata’s DIR, on January 9, 2018, FCA US submitted a DIR to NHTSA indicating that approximately 0.4 million units of the approximately 2 million inflator units that were deferred are now subject to recall. In accordance with IAS 10, Subsequent Events, and using the same assumptions based on our historical experience and industry data for the estimated participation rates taking into account the age of the vehicles involved, we recognized an additional provision of approximately €29 million within Cost of revenues for the year ended December 31, 2017. The remaining 1.6 million inflator units remain deferred and not yet subject to recall. As such, no costs have been accrued. We do not anticipate the cost associated with any potential recall would be material to the Group.
In December 2017, FCA started to inform the authorities in LATAM that preventative safety campaigns will be launched for certain non-desiccated PSAN inflators manufactured by Takata. Considering the estimated cost of the preventative safety campaign and the estimated participation rates, which take into account the age of the vehicles involved, a provision of €73 million has been recognized at December 31, 2017.
If our actual experience differs from our historical experience or industry data, this could result in an adjustment to the Takata warranty provision in the future. We continue to assess the condition and performance of airbag inflators supplied by Takata. While there have not been any known issues relating to the unrecalled units, as additional information, data and analysis become available and we continue discussions with our regulators, the number of inflator units that may become subject to recalls could be expanded. Any liability for the estimated cost for future recalls would be recognized in the period in which a recall becomes probable.
Emissions Matters
We have received inquiries from several regulatory authorities as they examine the on-road tailpipe emissions of several automakers’ vehicles. We are, when jurisdictionally appropriate, cooperating with a number of governmental agencies and authorities.

In particular, in Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency (“DVSA”). We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles reported by KBA, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure (“BMVI”), which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was correctly performed, which was borne out in material Italy provided during the mediation process.
In addition, at the request of the French Consumer Protection Agency, the French public prosecutor has been investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
The results of these inquiries cannot be predicted at this time; however, the intervention by a number of governmental agencies and authorities has required significant management time, which may divert attention from other key aspects of our business plan, or may lead to further enforcement actions as well as penalties or obligations to modify or recall vehicles, any of which may have a material adverse effect on our business, results of operations and reputation.
On January 12, 2017, the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board issued Notices of Violation related to certain software-based features in the emissions control systems in approximately 100,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles. On May 23, 2017, the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) filed a civil lawsuit against us in connection with the concerns raised by the EPA. The complaint alleges that software-based features were not disclosed to the EPA as required during the vehicle emissions certification process, resulting in violations of the Clean Air Act. The complaint also alleges that certain of the software features bypass, defeat or render inoperative the vehicles’ emission control systems, causing the vehicles to emit higher levels of oxides of nitrogen (NOx) during certain normal real world driving conditions than during federal emissions tests. A number of private lawsuits relating to the vehicles have been filed in U.S. state and federal courts principally on behalf of consumers asserting fraud, violation of consumer protection laws, and other civil claims, including a putative class action that is proceeding in U.S. federal court in the Northern District of California. A number of other governmental agencies and authorities, including the U.S. Department of Justice, the U.S. Securities and Exchange Commission and various states Attorneys General have commenced related investigations.
We have been working with the EPA and the CARB to clarify issues related to the Company’s emissions control systems technology and announced in May that we had developed updated emissions software calibrations for our model year 2017 light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles that we believe address the agencies’ concerns.
Following this, we continued to work with the agencies on vehicle testing and refinements to these calibrations. The 2017 model year updates include modified emissions software calibrations, with no required hardware changes, and we believe that the modifications do not negatively impact the fuel efficiency or performance of the vehicles. In July 2017, we received vehicle emissions certifications from CARB and the EPA permitting the production and sale of our 2017 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles in all 50 states. We continue to work with the EPA and CARB to seek their permission to use these modified emissions software calibrations to update the emissions control systems in our 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles.
We are unable to predict the outcome of these investigations and litigation at this stage and due to the range of possible outcomes, we are unable to reliably estimate a range of probable losses. It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.

National Training Center
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the U.S. Department of Justice has brought charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. We continue to cooperate with this investigation. Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Sales Reporting
On July 18, 2016, we confirmed that the U.S. Securities and Exchange Commission had commenced an investigation into our reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice. These vehicle unit sales reports relate to unit sales volumes primarily by dealers to consumers while we generally recognize revenues based on shipments to dealers and other customers and not on vehicle unit sales to consumers. We continue to cooperate with these investigations; however their outcome is uncertain and cannot be predicted at this time. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
We are also aware of two putative securities class action lawsuits pending against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Safety Recalls
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. On November 13, 2017, the Court denied our motion to dismiss the emissions-related claims. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Rear Impact Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. (the “Court”), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€141 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€38 million).
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

On November 15, 2016, the Georgia Court of Appeals affirmed the Court’s verdict and judgment of U.S.$40 million (€38 million). On December 23, 2016, FCA US filed a petition with the Georgia Supreme Court. Oral arguments were held on October 24, 2017. While a decision by the Georgia Supreme Court could affirm the judgment, FCA US is seeking an order from the Georgia Supreme Court to instead overturn the verdict, order a new trial, or further modify the amount of the judgment. We do not believe a loss, if any, will exceed the amount of the current judgment and believe it is more likely that a loss, if any, will be less than the current judgment and will be covered by our existing provisions.
26. Equity
Share capital
At December 31, 2017, the authorized share capital of FCA is forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At December 31, 2017, fully paid-up share capital of FCA amounted to €19 million (€19 million at December 31, 2016) and consisted of 1,540,089,690 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,527,965,719 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2016).
The following table summarizes the changes in the number of outstanding common shares and special voting shares of FCA during the year ended December 31, 2017:

	Common Shares	Special Voting Shares	Total
Balance at January 1, 2017	1,527,965,719	408,941,767	1,936,907,486
Shares issued to Executive Directors (Directors' Compensation)	2,795,500	—	2,795,500
Shares issued to Non-Executive Directors (Directors' Compensation)	54,855	—	54,855
Shares issued to Key management	9,273,616	—	9,273,616
Balance at December 31, 2017	1,540,089,690	408,941,767	1,949,031,457
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the equity incentive plan and the long term incentive program, which had been adopted before the closing of the Merger and under which equity awards can be granted to eligible individuals. Any issuance of shares during the period from 2014 to 2018 are subject to the satisfaction of certain performance/retention requirements and any issuances to directors are subject to FCA shareholders' approval (refer to Note 18, Share-based compensation).
Mandatory Convertible Securities
On December 15, 2016, each U.S.$100 notional amount of the Mandatory Convertible Securities that had been issued in December 2014 was converted to 8.3077 of FCA's common shares based upon the average volume weighted average prices of FCA common shares on the New York Stock Exchange during the 20 consecutive trading day period beginning November 14, 2016 and ending on December 12, 2016 (inclusive), which resulted in the issuance of total of 238,846,375 FCA common shares.
Other reserves:
Other reserves comprised the following:

•
a legal reserve of €11,594 million at December 31, 2017 (€10,866 million at December 31, 2016) that was determined in accordance to the Dutch law and mainly relates to development expenditures capitalized by subsidiaries and their earnings subject to certain restrictions on distributions to FCA;

•	capital reserves of €5,817 million at December 31, 2017 (€5,766 million at December 31, 2016);

•	retained earnings, that after the separation of the legal reserve was negative €333 million (negative €1,356 million at December 31, 2016); and

•	profit attributable to owners of the parent of €3,491 million for the year ended December 31, 2017 (€1,803 million for the year ended December 31, 2016).
Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31
	2017	2016	2015
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains on re-measurement of defined benefit plans	€(64)	€584	€679
Share of gains/(losses) on re-measurement of defined benefit plans for equity method investees	2	(5)	(2)
Items relating to discontinued operations	—	—	4
Total Items that will not be reclassified to the Consolidated Income Statement (B1)	(62)	579	681

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	66	(54)	63
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	81	(195)	123
Total Gains/(losses) on cash flow hedging instruments	147	(249)	186
Gains on available-for-sale financial assets	14	15	11
Exchange (losses)/gains on translating foreign operations	(1,942)	458	1,002
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(94)	(97)	(18)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(27)	(25)	1
Total Share of Other comprehensive (loss)/income for equity method investees	(121)	(122)	(17)
Items relating to discontinued operations	—	—	21

Total Items that may be reclassified to the Consolidated Income Statement (B2)	(1,902)	102	1,203

Total Other comprehensive income (B1)+(B2)=(B)	(1,964)	681	1,884
Tax effect	(31)	(192)	(249)
Tax effect - discontinued operations	—	—	(4)
Total Other comprehensive income, net of tax	€(1,995)	€489	€1,631
Gains and losses arising from the re-measurement of defined benefit plans mainly include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated Income Statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related defined benefit plan's net liabilities or assets (Note 19, Employee benefits liabilities).

The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31
	2017			2016			2015
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
(Losses)/gains on re-measurement of defined benefit plans	€(64)	€(21)	€(85)	€584	€(261)	€323	€679	€(201)	€478
Gains/(Losses) on cash flow hedging instruments	147	(10)	137	(249)	69	(180)	186	(48)	138
Gains on available- for-sale financial assets	14	—	14	15	—	15	11	—	11
Exchange (losses)/gains on translating foreign operations	(1,942)	—	(1,942)	458	—	458	1,002	—	1,002
Share of Other comprehensive income/(loss) for equity method investees	(119)	—	(119)	(127)	—	(127)	(19)	—	(19)
Items relating to discontinued operations	—	—	—	—	—	—	25	(4)	21
Total Other comprehensive income	€(1,964)	€(31)	€(1,995)	€681	€(192)	€489	€1,884	€(253)	€1,631
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
For 2017, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s business plan.
The FCA loyalty voting structure
The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached in addition to the one granted by each FCA common share that they hold. In connection with the Merger, FCA issued 408,941,767 special voting shares, with a nominal value of €0.01 each, to those eligible shareholders of Fiat who had elected to participate in the loyalty voting structure upon completion of the Merger in addition to FCA common shares. In addition, an FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economic entitlements, the special voting shares do not impact earnings per share.

27. Earnings per share
Basic earnings per share
The basic earnings per share for the years ended December 31, 2017, 2016 and 2015 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period. For the years ended December 31, 2017 and 2016, the weighted average number of shares outstanding included 238,846,375 shares from the conversion of the Mandatory Convertible Securities into FCA common shares in December 2016 (Note 26, Equity). For the year ended December 31, 2015, the weighted average number of shares outstanding was increased to include the minimum number of ordinary shares that would arise on conversion of the Mandatory Convertible Securities.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31
		2017	2016	2015
Net profit attributable to owners of the parent	million	€3,491	€1,803	€334
Weighted average number of shares outstanding	thousand	1,535,988	1,513,019	1,510,555
Basic earnings per share	€	€2.27	€1.19	€0.22

		Years ended December 31
		2017	2016	2015
Net profit from continuing operations attributable to owners of the parent	million	€3,491	€1,803	€83
Weighted average number of shares outstanding	thousand	1,535,988	1,513,019	1,510,555
Basic earnings per share from continuing operations	€	€2.27	€1.19	€0.05

		Years ended December 31
		2017	2016	2015
Net profit from discontinued operations attributable to owners of the parent	million	€—	€—	€251
Weighted average number of shares outstanding	thousand	1,535,988	1,513,019	1,510,555
Basic earnings per share from discontinued operations	€	€—	€—	€0.17
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2017, 2016 and 2015 (Note 18, Share-based compensation), as determined using the treasury stock method.
For the year ended December 31, 2015, the weighted average number of shares outstanding was also increased to take into consideration the theoretical effect that would arise if the shares related to the Mandatory Convertible Securities (Note 26, Equity) were issued. Based on FCA's share price at December 31, 2015, the minimum number of shares would have been issued had the Mandatory Convertible Securities been converted and, as such, there was no difference between the basic and diluted earnings per share for the year ended December 31, 2015 in respect of the Mandatory Convertible Securities.

For the year ended December 31, 2017, the theoretical effect that would arise if some of the PSU NI awards granted in 2015 and 2016 and some of the RSU awards granted in 2017 (refer to Note 18 - Share-based compensation) were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect. There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the years ended December 31, 2016 and 2015.
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31
		2017	2016	2015
Net profit attributable to owners of the parent	million	€3,491	€1,803	€334
Weighted average number of shares outstanding	thousand	1,535,988	1,513,019	1,510,555
Number of shares deployable for share-based compensation	thousand	20,318	13,357	3,452
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,556,306	1,526,376	1,514,007
Diluted earnings per share	€	€2.24	€1.18	€0.22

		Years ended December 31
		2017	2016	2015
Net profit from continuing operations attributable to owners of the parent	million	€3,491	€1,803	€83
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,556,306	1,526,376	1,514,007
Diluted earnings per share from continuing operations	€	€2.24	€1.18	€0.05

		Years ended December 31
		2017	2016	2015
Net profit from discontinued operations attributable to owners of the parent	million	€—	€—	€251
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,556,306	1,526,376	1,514,007
Diluted earnings per share from discontinued operations	€	€—	€—	€0.17
28. Segment reporting
Reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer (the “chief operating decision maker” as defined under IFRS 8 – Operating Segments) for making strategic decisions, allocating resources and assessing performance and that exceed the quantitative thresholds provided in IFRS 8 – Operating Segments, or whose information is considered useful for the users of the financial statements. The Group's reportable segments include four regional mass-market vehicle operating segments (NAFTA, LATAM, APAC and EMEA), the Maserati global luxury brand operating segment and a global Components operating segment, which are described as follows:

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

The following tables summarize selected financial information by segment for the years ended December 31, 2017, 2016 and 2015:

	Mass-Market Vehicles
2017	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€66,094		€8,004		€3,250		€22,700		€4,058		€10,115		€727		€(4,014)	€110,934
Revenues from transactions with other segments	(47)		(15)		(32)		(140)		(21)		(3,323)		(436)		4,014		—
Revenues from third party customers		€66,047		€7,989		€3,218		€22,560		€4,037		€6,792		€291		€—	€110,934

Net profit from continuing operations																	€3,510
Tax expense																	€2,651
Net financial expenses																	€1,469
Adjustments:
Reversal of a Brazilian indirect tax liability(1)	€		€		€		€		€		€		€		€		€(895)
Impairment expense(2)	€			€77	€			€142	€			€10	€		€		€229
Recall campaigns - airbag inflators(3)		€29		€73	€		€		€		€		€		€		€102
Restructuring costs/(reversal)(4)		€(1)		€75	€		€		€			€20	€			€1	€95
Resolution of certain Components legal matters	€		€		€		€		€			€43	€		€		€43
Deconsolidation of Venezuela(5)	€			€42		€—		€—		€—		€—		€—		€—	€42
NAFTA capacity realignment(6)		€(38)	€		€		€		€		€		€		€		€(38)
Tianjin (China) port explosions insurance recoveries(7)	€		€			€(68)	€		€		€		€		€		€(68)
Gains on disposal of investments(8)	€		€		€		€		€			€(27)	€			€(49)	€(76)
Other		€(1)		€—		€1		€—		€—		€(11)		€—		€1	€(10)
Adjusted EBIT		€5,227		€151		€172		€735		€560		€536		€(189)		€(138)	€7,054

Share of profit of equity method investees	€		€			€75		€306	€			€14		€13		€1	€409
_________________________
1) As this liability related to the Group’s Brazilian operations in multiple segments, it was not attributed to the results of the related segments;
2) Impairment expense in EMEA relates to changes in global product portfolio. Impairment expense in LATAM relates to product portfolio changes and the impairment of certain real estate assets in Venezuela, in the second quarter of 2017 due to the continued deterioration of the economic conditions;
(3) Refer to Note 20, Provisions and Note 25, Guarantees granted, commitments and contingent liabilities.
(4) Primarily related to workforce restructuring costs related to LATAM;
(5) Refer to Note 3, Scope of consolidation;
(6) Income related to adjustments to reserves for the NAFTA capacity realignment plan;
(7) Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin (China) in August 2015 are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT.  Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT;
(8) Refer to Note 3, Scope of consolidation.

	Mass-Market Vehicles
2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€69,094		€6,197		€3,662		€21,860		€3,479		€9,659		€779		€(3,712)	€111,018
Revenues from transactions with other segments	(40)		(42)		(24)		(148)		(10)		(3,030)		(418)		3,712		—
Revenues from third party customers		€69,054		€6,155		€3,638		€21,712		€3,469		€6,629		€361		€—	€111,018

Net profit from continuing operations																	€1,814
Tax expense																	€1,292
Net financial expenses																	€2,016
Adjustments:
Recall campaigns - airbag inflators(1)		€414	€		€		€		€		€		€		€		€414
Costs for recall, net of supplier recoveries - contested with supplier(2)		€132	€		€		€		€		€		€		€		€132
NAFTA capacity realignment(3)		€156	€		€		€		€		€		€		€		€156
Tianjin (China) port explosions, net of insurance recoveries(4)	€		€			€(55)	€		€		€		€		€		€(55)
Currency devaluation	€			€19	€		€		€		€		€		€		€19
Restructuring costs/(reversal)(5)		€(10)		€68	€			€5	€			€25	€		€		€88
Impairment expense(6)	€			€52		€109		€7	€			€49		€8	€		€225
Gains on disposal of investments	€		€		€		€		€			€(8)		€(5)	€		€(13)
Other		€(25)		€3		€(10)	€		€		€		€		€		€(32)
Adjusted EBIT		€5,133		€5		€105		€540		€339		€445		€(244)		€(267)	€6,056

Share of profit of equity method investees		€2		€—		€30		€272		€—		€6		€2		€1	€313
________________________
(1) Refer to Note 20, Provisions and Note 25, Guarantees granted, commitments and contingent liabilities;
(2) Refer to Note 20, Provisions;
(3) Refer to Note 5, Research and development costs and Note 11, Property plant and equipment;
(4) Insurance recoveries related to losses incurred in connection with the explosions at the Port of Tianjin (China) in August 2015 are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT.  Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT.  Through December 31, 2016, no significant insurance recoveries related to Tianjin have been recognized in Adjusted EBIT;
(5) Restructuring costs within LATAM and Components primarily relate to cost reduction initiatives to right-size to market volume in Brazil;
(6) Refer to Note 5, Research and development costs. and Note 11, Property plant and equipment.

	Mass-Market Vehicles
2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€69,992		€6,431		€4,885		€20,350		€2,411		€9,770		€844		€(4,088)	€110,595
Revenues from transactions with other segments	(1)		(194)		(25)		(304)		(13)		(3,095)		(456)		4,088		—
Revenues from third party customers		€69,991		€6,237		€4,860		€20,046		€2,398		€6,675		€388		€—	€110,595

Net profit from continuing operations																	€93
Tax expense																	€166
Net financial expenses																	€2,366
Adjustments:
Change in estimate for future recall campaign costs(1)		€761	€		€		€		€		€		€		€		€761
Tianjin (China) port explosions(2)	€		€			€142	€		€		€		€		€		€142
NAFTA capacity realignment(3)		€834	€		€		€		€		€		€		€		€834
Currency devaluations(4)	€			€163	€		€		€		€		€		€		€163
NHTSA Consent Order and amendment(5)		€144	€		€		€		€		€		€		€		€144
Impairment expense	€			€16		€22		€46		€3		€20	€			€11	€118
Restructuring costs/(reversal)		€(11)		€40	€		€		€			€23		€2		€(1)	€53
Other		€(97)	€			€41		€1	€			€8		€(1)		€2	€(46)
Adjusted EBIT		€4,450		€(87)		€52		€213		€105		€395		€(150)		€(184)	€4,794

Share of profit of equity method investees		€3		€—		€(78)		€219		€—		€(2)		€(12)		€—	€130
_________________________
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
(4) €80 million was due to adoption of SIMADI exchange rate at June 30, 2015 (refer to Note 3, Scope of consolidation, and €83 million was due to the devaluation of the Argentinian Peso resulting from changes in monetary policy;
(5) Refer to Note 20, Provisions.
Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31
	2017	2016
	(€ million)
North America	€34,099	€35,833
Italy	12,458	12,558
Brazil	5,137	6,310
Poland	1,151	1,117
Serbia	639	660
Other countries	2,536	2,582
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	€56,020	€59,060

29. Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2017, Other non-cash items of €(199) million primarily €406 million related to the revaluation of investments accounted for by using the equity method, partially offset by €229 million of impairments and other amounts that were not individually material.
For the year ended December 31, 2016, Other non-cash items of €111 million primarily included €225 million of impairments, which were partially offset by other amounts that were not individually material.
For the year ended December 31, 2015, Other non-cash items of €812 million primarily included (i) €713 million non-cash charges for impairments which primarily related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand and (ii) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to re-measure the net monetary assets of the Group’s Venezuelan subsidiary in U.S. Dollar (as described in Note 3. Scope of consolidation) (reported, for the effect on cash and cash equivalents, within Translation exchange differences).
Operating activities
For the year ended December 31, 2017, the €1,666 million increase in inventories related to ramp-up of new models at year end, including the all-new Alfa Romeo Stelvio and the new Jeep Wrangler, as well as volume increases in LATAM and Maserati. The increase in trade payables of €1,086 million primarily related to increased production volumes in NAFTA and LATAM in the fourth quarter of 2017 as compared to the same period in 2016.
For the year ended December 31, 2016, the net increase of €1,519 million in provisions was mainly due to the increase in the warranty provision of €414 million in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, an increase in accrued sales incentives primarily related to NAFTA and EMEA, as well as estimated net costs of €132 million associated with a recall for which costs are being contested with a supplier. In addition, the €471 million increase in inventories primarily related to the increased production of new vehicle models in EMEA and the €776 million increase in trade payables mainly related to increased production levels in EMEA, which was partially offset by reduced activity in LATAM and the effect of localized Jeep production in China. Furthermore, the change in other payables and receivables of €295 million primarily reflected the net payment of taxes and deferred expenses.
For the year ended December 31, 2015, the net increase of €3,206 million in provisions mainly related to an increase in the warranty provision, which included the change in estimate for future recall campaign costs in NAFTA, and higher accrued sales incentives primarily related to increased sales volumes in NAFTA. In addition, the €958 million increase in inventories reflected the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers and the €1,571 million increase in trade payables mainly related to increased production levels in EMEA. Furthermore, the change in other payables and receivables of €580 million primarily reflected the net payment of taxes and deferred expenses.
Financing activities
For the year ended December 31, 2017, net cash used in financing activities was primarily the result of the (i) repayment of other long-term debt, net of proceeds, of €889 million, which included (a) the U.S.$1,826 million (€1,721 million) of cash used for the voluntary prepayment of the outstanding principal and accrued interest of FCA US's Tranche B Term Loan due 2017 and (b) the repayment of a note at maturity under the MTN Programme, one with a principal amount of €850 million, one with a principal amount of €1,000 million and one with a principal amount of CHF450 million (€385 million), as described in Note 21, Debt.

For the year ended December 31, 2016, net cash used in financing activities was primarily the result of the (i) repayment of other long-term debt for a total of €4,618 million, which included (a) the voluntary prepayments of principal of the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion) as described in Note 21, Debt, (b) the payment of the financial liability related to the Mandatory Convertible Securities of €213 million upon their conversion to FCA shares and (c) repayments at maturity of other long-term debt of €2,605 million primarily in Brazil, as well as (ii) the repayment at maturity of three notes issued under the MTN Programme, two of which were for an aggregate principal amount of €2,000 million and one for a principal amount of CHF 400 million (€373 million) as described in Note 21, Debt, which were partially offset by (iii) the issuance of a new note under the MTN Programme for a principal amount of €1,250 million and (iv) proceeds from other long-term debt for a total of €1,342 million, which included the proceeds from the €250 million loan entered into with the EIB in December 2016 as described in Note 21, Debt.
For the year ended December 31, 2015, net cash from financing activities was primarily the result of (i) the prepayment of the FCA US Secured Senior Notes and the repayment at maturity of two notes issued under the MTN Programme for a total of €7,241 million and (ii) the repayment of other long-term debt for a total of €4,412 million, which were partially offset by (iii) net proceeds of €866 million from the Ferrari IPO as described in Note 3, Scope of consolidation, (iv) proceeds from the issuance of the Notes by FCA for a total of €2,840 million as described in Note 21, Debt, (v) €3,061 million provided by other long-term borrowings and (vi) net proceeds from the €2.0 billion Ferrari Bridge Loan and Ferrari Term Loan, which are reflected within cash flows used in financing activities - discontinued operations in the Consolidated Statement of Cash Flows.
The following is a reconciliation of liabilities arising from financing activities for the year ended December 31, 2017:

(€ million)
Total Debt at January 1, 2017	€24,048
Derivative (assets)/liabilities and collateral at January 1, 2017	150
Total Liabilities from financing activities at January 1, 2017	€24,198

Cash flows	€(4,470)
Foreign exchange effects	€(1,311)
Fair value changes	€(286)
Changes in scope of consolidation	€(83)
Other changes	€(283)

Total Liabilities from financing activities at December 31, 2017	€17,765
Derivative (assets)/liabilities and collateral at December 31, 2017	(206)
Total Debt at December 31, 2017	€17,971
Interest expense and taxes paid
During the year December 31, 2017, the Group paid interest of €1,190 million and received interest of €299 million. During the year ended December 31, 2016, the Group paid interest of €1,676 million and received interest of €370 million. During the year ended December 31, 2015, the Group, including Ferrari, paid interest of €2,087 million and received interest of €469 million. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the year ended December 31, 2017, the Group made income tax payments, net of refunds, totaling €533 million. During the year ended December 31, 2016, the Group made income tax payments, net of refunds, totaling €622 million. During the year ended December 31, 2015, the Group, including Ferrari, made income tax payments, net of refunds, totaling €664 million.

30. Qualitative and quantitative information on financial risks
The Group is exposed to the following financial risks connected with its operations:

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
The maximum credit risk to which the Group is potentially exposed at December 31, 2017 is represented by the carrying amounts of financial assets in the financial statements and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 25, Guarantees granted, commitments and contingent liabilities.

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
Receivables from financing activities amounting to €3,140 million at December 31, 2017 (€2,578 million at December 31, 2016) contained balances totaling €5 million (€4 million at December 31, 2016), which have been written down on an individual basis. Of the remainder, balances totaling €46 million are past due by up to one month (€34 million at December 31, 2016), while balances totaling €21 million are past due by more than one month (€19 million at December 31, 2016). In the event of installment payments, even if only one installment is overdue, the entire receivable balance is classified as overdue.
Trade receivables and other receivables amounting to €5,413 million at December 31, 2017 (€5,276 million at December 31, 2016) contain balances totaling €15 million (€9 million at December 31, 2016) which have been written down on an individual basis. Of the remainder, balances totaling €271 million are past due by up to one month (€228 million at December 31, 2016), while balances totaling €233 million are past due by more than one month (€228 million at December 31, 2016).
Even though our current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market instruments that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2017 which might lead to significant risk of repayment.
Liquidity risk
Liquidity risk is the risk if the Group is unable to obtain the funds needed to carry out its operations and meet its obligations. Any actual or perceived limitations on the Group’s liquidity may affect the ability of counterparties to do business with the Group or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.
The continuation of challenging economic conditions in the markets in which the Group operates and the uncertainties that characterize the financial markets, necessitate special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity are important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.
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
The Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce liquidity risk as follows:

•	centralizing the management of receipts and payments where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining a conservative level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence in the capital markets;

•	obtaining adequate credit lines; and

•	monitoring future liquidity on the basis of business planning.

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
In 2016, in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans of FCA US entered into in March 2016, the covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group were eliminated and FCA US's cash management activities are no longer managed separately from the rest of the Group.
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
Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company.

•	the principal exchange rates to which the Group is exposed are:

◦	EUR/U.S.$, relating to sales and purchases in U.S.$ made by Italian companies (primarily for Maserati and Alfa Romeo vehicles) and to sales and purchases in Euro made by FCA US;

◦	U.S.$/CAD, primarily relating to FCA Canada's sales of U.S. produced vehicles, net of FCA US sales of Canadian produced vehicles;

◦	CNY, in relation to sales in China originating from FCA US and from Italian companies (primarily for Maserati and Alfa Romeo vehicles);

◦	GBP, AUD, MXN, CHF, and ARS in relation to sales in the UK, Australian, Mexican, Swiss and Argentinian markets;

◦	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

◦	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan; and

◦	U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
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
Certain of the Group’s companies are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China, Australia and South Africa. As the Group's reporting currency is the Euro, the income statements of those entities that have a reporting currency other than the Euro are translated into Euro using the average exchange rate for the period. In addition, the monetary assets and liabilities of these consolidated companies are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates may lead to effects on the translated balances of revenues, costs and monetary assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these companies.
The Group monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
There have been no substantial changes in 2017 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, cross-currency interest rate and currency swaps) at December 31, 2017 resulting from a 10 percent change in the exchange rates would have been approximately €1,010 million (€1,453 million at December 31, 2016).
This analysis assumes that a hypothetical, unfavorable 10 percent change in exchange rates as at year-end is applied in the measurement of the fair value of derivative financial instruments. Receivables, payables and future trade flows whose hedging transactions have been analyzed were not included in this analysis. It is reasonable to assume that changes in market exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Quantitative information on interest rate risk
The manufacturing companies and treasuries of the Group make use of external borrowings and invest in monetary and financial market instruments. In addition, Group companies sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments and the employment of funds, thus negatively impacting the net financial expenses incurred by the Group.
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
In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the objective of mitigating, under economically acceptable conditions, the potential variability of interest rates on the Group's Net profit.
In assessing the potential impact of changes in interest rates, the Group segregates fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (principally customer financing and financial leases) and part of debt (including subsidized loans and notes).
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2017, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €71 million (approximately €56 million at December 31, 2016).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2017, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €27 million (€30 million at December 31, 2016).
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
In connection with the commodity price derivative contracts outstanding at December 31, 2017, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €51 million (€35 million at December 31, 2016). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
31. Subsequent events
The Group has evaluated subsequent events through February 20, 2018, which is the date the financial statements were authorized for issuance.
In January 2018, as a result of the distribution of the Company's entire interest in GEDI to holders of FCA common shares on July 2, 2017, the Compensation Committee of FCA approved a conversion factor of 1.003733 that was applied to outstanding awards under the LTI Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
On January 11, 2018, a special bonus payment was announced of $2,000 (approximately €1,670) to approximately 60,000 FCA hourly and salaried employees in the United States, excluding senior leadership, during the second quarter of 2018 for an estimated total cost including applicable social taxes, of approximately $130 million (€109 million).