Form 20-F/A
period 2017-12-31
Fiat Chrysler Automobiles N.V.
filed 2018-08-08
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2017 of Fiat Chrysler Automobiles N.V. (“FCA”), as originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 20, 2018 (the “Original Filing”) as previously amended by Amendment No. 1 on Form 20-F/A, filed with the SEC on March 2, 2018 (“Amendment No. 1”). In the Original Filing, the Attestation of the Independent Auditor on FCA’s internal controls over financial reporting (the “Auditor Report”) inadvertently omitted the name and conformed signature of the auditor, Ernst & Young S.p.A., although a signed copy of the Auditor Report had been provided by Ernst & Young S.p.A. This Amendment is being filed to provide the correct Auditor Report.

In addition, the Original Filing contained a typographical error in the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002, as amended. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment.

No other changes were made to the Original Filing or Amendment No. 1 and this Amendment does not reflect events occurring after the date of the Original Filing.

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
/s/ Ernst & Young S.p.A.
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

4.1	Fiat Chrysler Automobiles N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.2	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
8.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23 to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)
23.1
Consent of Independent Auditors regarding opinion in Exhibit 99.2 (incorporated by reference to Exhibit 23.1 to Amendment No. 1 to Annual Report on Form 20-F/A, filed with the SEC on March 2, 2018, File No. 001-36675)

99.1
Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2017 and 2016 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Annual Report on Form 20-F/A, filed with the SEC on March 2, 2018, File No. 001-36675)

99.2
Consolidated Financial Statements of FCA Bank S.p.A. as of and for the years ended December 31, 2015 and 2014 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Annual Report on Form 20-F/A, filed with the SEC on March 2, 2018, File No. 001-36675)

101.INS	XBRL Instance Document (incorporated by reference to Exhibit 101.INS to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)
101.SCH	XBRL Taxonomy Extension Schema Document (incorporated by reference to Exhibit 101.SCH to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (incorporated by reference to Exhibit 101.CAL to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (incorporated by reference to Exhibit 101.DEF to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (incorporated by reference to Exhibit 101.LAB to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (incorporated by reference to Exhibit 101.PRE to Annual Report on Form 20-F, filed with the SEC on February 20, 2018, File No. 001-36675)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT CHRYSLER AUTOMOBILES N.V.
(Registrant)

	By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Dated: August 8, 2018

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