Form 20-F
period 2019-12-31
Fiat Chrysler Automobiles N.V.
filed 2020-02-25
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2019
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

Giorgio Fossati
25 St. James's Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0) 20 7766 0311
general.counsel@fcagroup.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Shares, par value €0.01	FCAU	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,567,519,274 common shares, par value €0.01 per share, and 408,941,767 special voting shares, par value €0.01 per share.
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

Fiat Chrysler Automobiles N.V.
Annual Report and Form 20-F
For the year ended December 31, 2019

BOARD OF DIRECTORS

Chairman John Elkann(1)

Chief Executive Officer Michael Manley

Chief Financial Officer Richard Palmer

Directors John Abbott Andrea Agnelli Tiberto Brandolini d’Adda Glenn Earle(2) Valerie A. Mars(1),(2),(3) Ronald L. Thompson(2) Michelangelo A. Volpi(3) Patience Wheatcroft(1),(2) Ermenegildo Zegna(3)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP (AFM annual report filing)(4) EY S.p.A (SEC Form 20-F filing)(4)
________________________________________________________________________________________________________________________________________________
(1) Member of the Governance and Sustainability Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Refer to “About this Report” for additional information relating to these regulatory filings.

BOARD REPORT
INTRODUCTION
About this Report
This document, referred to hereafter as the “Annual Report and Form 20-F”, constitutes both the Statutory annual report in accordance with Dutch legal requirements and the annual report on Form 20-F, applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, for Fiat Chrysler Automobiles N.V. for the year ended December 31, 2019, except as noted below. A table that cross-references the content of this report to the Form 20-F requirements is set out in the FORM 20-F CROSS REFERENCE section included elsewhere in this report.
The Annual Report and Form 20-F is filed with the Netherlands Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”) and unless otherwise stated, all references in this document to “Annual Report” refer to the AFM filing. The following sections have been removed for our Annual Report filing with the AFM:

•	FORM 20-F cover page;

•	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of Internal Control over Financial Reporting for the SEC filing);

•	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of the PCAOB audit of the financial statements for the SEC filing); and

•	SIGNATURES.
The Annual Report and Form 20-F and related exhibits are filed with the U.S. Securities and Exchange Commission (“SEC”) and unless otherwise stated, all references in this document to “Form 20-F” refer to the SEC filing. The following sections have been removed for our Form 20-F filing with the SEC:

•	MESSAGE FROM THE CHAIRMAN AND THE CEO;

•	CORPORATE GOVERNANCE - Responsibilities in Respect to the Annual Report;

•	NON-FINANCIAL INFORMATION;

•	CONTROLS AND PROCEDURES - Statement by the Board of Directors;

•	2020 GUIDANCE;

•	FCA N.V. COMPANY FINANCIAL STATEMENTS; and

•	Independent auditor’s report (Ernst & Young Accountants LLP in respect of the AFM filing).
Documents on Display
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Reports and other information concerning our business may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.
We also make our periodic reports, as well as other information filed with or furnished to the SEC, available free of charge through our website, at www.fcagroup.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this report.

Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (the “2014 Merger”, at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require. References to “Fiat” refer solely to the Fiat brand and “Fiat S.p.A.” refer to Fiat S.p.A., the predecessor of FCA NV prior to the 2014 Merger. References to “FCA US” refer to FCA US LLC, formerly known as Chrysler Group LLC, together with its direct and indirect subsidiaries.
Presentation of Financial and Other Data
This report includes the consolidated financial statements of the Group as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. We refer to the consolidated financial statements and the notes to the consolidated financial statements collectively as the “Consolidated Financial Statements”.
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

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•	our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and automated-driving characteristics;

•
various types of claims, lawsuits, governmental investigations and other contingencies affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the intense level of competition in the automotive industry, which may increase due to consolidation;

•	our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A., including the expected cumulative implementation costs;

•	exposure to shortfalls in the funding of our defined benefit pension plans;

•
our ability to provide or arrange for access to adequate financing for our dealers and retail customers, and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;

•	our ability to realize anticipated benefits from joint venture arrangements in certain emerging markets;

•	our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this report.
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

MANAGEMENT REPORT
SELECTED FINANCIAL DATA
The following tables set forth selected historical consolidated financial and other data of FCA and have been derived, in part, from:

•	the Consolidated Financial Statements of FCA as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, included elsewhere in this report; and

•
the Consolidated Financial Statements of FCA as of December 31, 2017, 2016 and 2015, for the years ended December 31, 2016 and 2015, except for the classification of Magneti Marelli as a discontinued operation as noted below, which are not included in this report.

This data should be read in conjunction with Presentation of Financial and Other Data, Risk Factors, the FINANCIAL OVERVIEW section and the Consolidated Financial Statements and related notes included elsewhere in this report.

Consolidated Income Statement Data

	Years ended December 31,
	2019(1)	2018(1)	2017(1)	2016(1)	2015(1,2)
	(€ million, except per share amounts)
Net revenues	€108,187	€110,412	€105,730	€105,798	€105,859
Profit before taxes	€4,021	€4,108	€5,879	€2,950	€99
Net profit/(loss) from continuing operations	€2,700	€3,330	€3,291	€1,713	€(15)
Profit from discontinued operations, net of tax	€3,930	€302	€219	€101	€392
Net profit	€6,630	€3,632	€3,510	€1,814	€377

Net profit attributable to:
Owners of the parent	€6,622	€3,608	€3,491	€1,803	€334
Non-controlling interests	€8	€24	€19	€11	€43

Earnings/(Loss) per share from continuing operations
Basic earnings/(loss) per share	€1.72	€2.15	€2.14	€1.13	€(0.01)
Diluted earnings/(loss) per share	€1.71	€2.12	€2.11	€1.12	€(0.01)

Earnings per share from discontinued operations
Basic earnings per share	€2.51	€0.18	€0.14	€0.06	€0.23
Diluted earnings per share	€2.50	€0.18	€0.13	€0.06	€0.23

Earnings per share from continuing and discontinued operations
Basic earnings per share	€4.23	€2.33	€2.27	€1.19	€0.22
Diluted earnings per share	€4.22	€2.30	€2.24	€1.18	€0.22

Other Statistical Information (unaudited):
Combined shipments (in thousands of units)(3)	4,418	4,842	4,740	4,720	4,738
Consolidated shipments (in thousands of units)(4)	4,272	4,655	4,423	4,482	4,602
________________________________________________________________________________________________________________________________________________
(1) The operating results of FCA for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 exclude Magneti Marelli following the classification of Magneti Marelli as a discontinued operation for the year ended December 31, 2018, and until its deconsolidation on completion of the sale transaction on May 2, 2019; Magneti Marelli operating results were excluded from the Group's continuing operations and are presented as a single line within the Consolidated Income Statement data for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 presented above, and until its deconsolidation on completion of the sale transaction on May 2, 2019.
(2) The operating results of FCA for the year ended December 31, 2015 exclude Ferrari following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015; Ferrari operating results were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for the year ended December 31, 2015.
(3) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(4) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.

Consolidated Statement of Financial Position Data

	At December 31,
	2019(1),(2)	2018(1)		2017(1)		2016(1)		2015(1,3)
	(€ million, except shares issued data)
Cash and cash equivalents	€15,014		€12,450		€12,638		€17,318		€20,662
Total assets(4)	€98,044		€96,873		€96,299		€104,343		€105,753
Debt(4)	€12,901		€14,528		€17,971		€24,048		€27,786
Total equity	€28,675		€24,903		€20,987		€19,353		€16,968
Equity attributable to owners of the parent	€28,537		€24,702		€20,819		€19,168		€16,805
Non-controlling interests	€138		€201		€168		€185		€163

Share capital	€20		€19		€19		€19		€17

Shares issued (in thousands)
Common(5)	1,567,519	1,550,618		1,540,090		1,527,966		1,288,956
Special Voting(5)	408,942	408,942		408,942		408,942		408,942

Dividends paid, per share(6)
Ordinary dividends paid, per share	€0.65	€		€		€		€
Extraordinary dividends paid, per share	€1.30	€		€		€		€
________________________________________________________________________________________________________________________________________________
(1) The assets and liabilities of Magneti Marelli were classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018, while the assets and liabilities of Magneti Marelli have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2017, 2016, and 2015.
(2) The assets and liabilities of the cast iron automotive components business of Teksid were classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2019, while the assets and liabilities of the cast iron automotive components business of Teksid have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2018, 2017, 2016, and 2015. Refer to Note 3, Scope of consolidation within our Consolidated Financial Statements included elsewhere in this report.
(3) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015.
(4) Refer to Note 2, Basis of preparation within our Consolidated Financial Statements included elsewhere in this report for detail on the adoption of IFRS 16, Leases.
(5) Refer to Note 26, Equity, within our Consolidated Financial Statements included elsewhere in this report.
(6) The Board of Directors intend to recommend to the Annual General Meeting of Shareholders an annual ordinary dividend distribution to holders of FCA common shares of €0.70 (approximately US$0.79, based on the closing spot rate at December 31, 2019) per common share. The distribution, from the Company's 2019 profits, will be subject to the approval by the Annual General Meeting of Shareholders, which is scheduled to be held on April 16, 2020. Refer to Note 26, Equity, within our Consolidated Financial Statements included elsewhere in this report, for further details.

GROUP OVERVIEW
We are a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through over a hundred manufacturing facilities and over forty research and development centers. We have operations in more than forty countries and sell our vehicles directly or through distributors and dealers in more than a hundred and thirty countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, we operate in the components and production systems sectors under the Teksid and Comau brands. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the announced sale of Teksid's cast iron automotive components business. As announced in December 2019, FCA will continue work on the separation of its holding in Comau, which will be separated promptly following closing of the proposed merger with Groupe PSA.
In 2019, we shipped 4.4 million vehicles (including the group's unconsolidated joint ventures), resulting in Net revenues of €108.2 billion and Net profit of €6.6 billion, of which €2.7 billion was attributable to continuing operations, and generated €2.1 billion of Industrial free cash flows (See Non-GAAP Financial Measures). At December 31, 2019 our available liquidity was €23.1 billion (including €7.6 billion available under undrawn committed credit lines).
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
Fiat S.p.A., the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino on July 11, 1899 in Turin, Italy as an automobile manufacturer. In 1902, Giovanni Agnelli, Fiat S.p.A.’s founder, became the Managing Director of the company.
FCA US LLC, then known as Chrysler Group LLC, (“FCA US”) acquired the principal operating assets of the former Chrysler LLC in 2009 as part of a government-sponsored restructuring of the North American automotive industry. Between 2009 and 2014, Fiat S.p.A. expanded its initial 20 percent ownership interest to 100 percent of the ownership of FCA US and on October 12, 2014, Fiat S.p.A. completed a corporate reorganization resulting in the establishment of FCA NV as the parent company of the Group, with its principal executive offices in the United Kingdom. FCA common shares commenced trading on the Milan Mercato Telematico Azionario (“MTA”) and the New York Stock Exchange (“NYSE”) on October 13, 2014. As a result, FCA NV, as successor of Fiat S.p.A., is the parent company of the Group.
In January 2011, the separation of Fiat S.p.A.'s non-automotive capital goods business was completed with the creation of Fiat Industrial, now known as CNH Industrial N.V.
The spin-off of Ferrari N.V. from the Group was completed in January 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities.

Magneti Marelli Sale
On October, 22, 2018, we announced a definitive agreement to sell our Magneti Marelli business to CK Holdings Co., Ltd, completing the sale on May 2, 2019. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere within this report for additional information.
FCA-PSA Merger
On December 17, 2019, FCA and PSA entered into a combination agreement (the “combination agreement”) providing for a merger of their businesses (the “merger”). In addition, certain shareholders of FCA and PSA have made undertakings to support the merger and, among other things, vote their shares in favor of the merger at their respective extraordinary general meetings of shareholders. Below is a summary of the transaction and the main provisions of the combination agreement and the shareholders’ undertakings.
The following summary is qualified in all respects by reference to the complete text of the combination agreement and the shareholders’ undertakings, attached hereto as exhibits. You should read the combination agreement and the shareholders’ undertakings carefully as they are the legal documents that govern the terms of the merger.
Transaction Structure and Merger Consideration
If the merger is approved by the requisite votes of the FCA shareholders and the PSA shareholders and the other conditions precedent to the merger are satisfied or, to the extent permitted under the combination agreement and by applicable law, waived, PSA will be merged with and into FCA. The combined company (“DutchCo”) will be named by mutual agreement of FCA and PSA with effect from the day immediately following completion of the merger.
The closing of the merger shall take place on the second Friday after satisfaction or (to the extent permitted under the combination agreement and by applicable law) waiver of the closing conditions and the merger shall be effective at midnight (Central European Time) following the signing of the merger deed (the “Effective Time”), at which time, the separate corporate existence of PSA shall cease, and DutchCo shall continue as the sole surviving corporation, and, by operation of law, DutchCo, as successor, shall succeed to and assume all of the rights and obligations, as well as the assets and liabilities, of PSA in accordance with Dutch law and French law.
At the Effective Time, by virtue of the merger and without any action on the part of any holder of PSA ordinary shares or FCA common shares, PSA shareholders will have the right to receive 1.742 DutchCo common shares for each PSA ordinary share that they hold and each issued and outstanding common share of FCA shall remain unchanged as one (1) common share in DutchCo. There will be no carryover of the existing double voting rights currently held by Exor in FCA pursuant to the existing FCA loyalty voting structure. To that end, the combination agreement provides that at the Effective Time all special voting shares of FCA held by Exor will be reacquired by DutchCo for no consideration.
Governance of DutchCo
The combination agreement provides for certain arrangements relating to the governance of DutchCo, including causing DutchCo to adopt, immediately following the Effective Date, new articles of association, board regulations and a loyalty voting program in the agreed form. The principal terms of such governance arrangements are summarized below.
DutchCo Board Composition
The combination agreement provides that after closing of the merger the board of directors of DutchCo (the “DutchCo Board”) shall be a single tier board initially composed of 11 members, including the following initial directors:

•	the CEO of DutchCo;

•	two (2) Independent Directors nominated by FCA;

•	two (2) Independent Directors nominated by PSA;

•	two (2) directors nominated by Exor;

•
one (1) director nominated by Bpifrance (Bpifrance shall include jointly Bpifrance Participations S.A. and its wholly-owned subsidiary Lion Participations SAS. (or EPF/FFP, as further described below));

•	one (1) director nominated by EPF/FFP; and

•	two (2) employee representatives.
For these purposes, “Independent Director” means a director meeting the independence requirements under the Dutch Corporate Governance Code and, with respect to members of the Audit Committee, also meeting the independence requirements of Rule 10A-3 under the Exchange Act, and the NYSE listing requirements.
Nomination Rights
The rights of Exor, EPF/FFP and Bpifrance to nominate the number of directors mentioned above also apply to future terms of office of the DutchCo Board; provided that:

•
if the number of DutchCo common shares held by Bpifrance, and/or any of its affiliates, or EPF/FFP, and/or any of its affiliates, falls below 5% of the issued and outstanding DutchCo common shares, such shareholder shall no longer be entitled to nominate a director (in which case, any director nominated by Bpifrance or EPF/FFP, as the case may be, shall be required to promptly resign); and

•
if, at the Effective Time, at any time within the six (6) years following the closing of the merger or on the sixth (6th) anniversary of the closing of the merger, both (i) the number of DutchCo common shares held by EPF/FFP and/or their affiliates increases to 8% or more of the issued and outstanding DutchCo common shares and (ii) the number of DutchCo common shares held by Bpifrance and/or its affiliates falls below 5% of the issued and outstanding DutchCo common shares, then EPF/FFP shall be entitled to nominate a second director to the DutchCo Board to replace the Bpifrance nominee (the “EPF/FFP Additional Director”),

As an exception to the foregoing, if, at the Effective Time or within six (6) years of the Effective Time:

•
the number of DutchCo common shares held by Bpifrance and its affiliates, on the one hand, or EPF/FFP and its affiliates, on the other hand, represents between 4% and 5% of the issued and outstanding DutchCo common shares (the “Threshold Stake”);

•	either Bpifrance or EPF/FFP has not lost its right to nominate a director in accordance with the preceding paragraph; and

•	the number of DutchCo common shares held by Bpifrance, EPF/FFP and their respective affiliates represents, in aggregate, 8% or more of the issued and outstanding DutchCo common shares, the shareholder which holds the Threshold Stake will maintain its right to nominate a director to the DutchCo Board until the sixth (6th) anniversary of the closing of the merger (it being understood that while Bpifrance is entitled to nominate a director pursuant to this proviso, EPF/FFP shall not be entitled to nominate the EPF/FFP Additional Director).
Additionally, Exor’s right to nominate directors will decrease in the event Exor and/or its affiliates reduce their equity ownership in DutchCo as follows:

•
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to 8% of the issued and outstanding DutchCo common shares, Exor will be entitled to nominate one (1) director instead of two (2); and

•
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to 5% of the issued and outstanding DutchCo common shares, Exor will no longer be entitled to nominate a director;

In such cases, the director designated by Exor for resignation from among the directors nominated by Exor shall be required to resign as promptly as reasonably practicable after the number of DutchCo common shares held by Exor and/or its affiliates falls below the applicable threshold.

Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of PSA shares or DutchCo shares shall be disregarded for the purpose of determining whether the applicable shareholder reaches the relevant threshold(s).
Initial Management of DutchCo
The combination agreement provides that the following positions shall be filled by the following individuals from the day immediately after the closing of the merger:

•	Chairman: John Elkann;

•	CEO: Carlos Tavares;

•	Vice Chairman: a director nominated by EPF/FFP; and

•	Senior Independent Director: an Independent Director nominated by PSA.
The initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman shall be five (5) years, in each case beginning at the day immediately after the closing of the merger. The initial term of office for each of the other directors shall be four (4) years. Mr. Elkann and Mr. Tavares will be the only executive directors.
The board regulations provide that in addition to the Chairman’s other powers set out in the board regulations, if the Chairman is an executive director, he or she will be consulted and work together with the CEO on that basis on important strategic matters affecting DutchCo as set forth in the board regulations.
In addition to his/her powers set out in the DutchCo Articles of Association and board regulations, the CEO will be responsible for the management of DutchCo in accordance with the Dutch Civil Code and will be vested with full authority to represent DutchCo individually.
The Senior Independent Director (acting as the voorzitter under Dutch Law) shall preside over the meetings of the DutchCo Board and shall be vested with the powers to convene the board and the general meetings of shareholders of DutchCo.
Voting Limitations
The combination agreement provides that under the DutchCo articles of association no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may cast 30% (the “Voting Threshold”) or more of the votes cast at any general meeting of shareholders of DutchCo, including after giving effect to any voting rights exercisable through DutchCo special voting shares. Any voting right in excess of the Voting Threshold will be suspended. Furthermore, the DutchCo articles of association will provide that, before each shareholders’ meeting, any shareholder holding voting rights in excess of the Voting Threshold shall notify DutchCo of its shareholding and total voting rights in DutchCo and provide, upon request by DutchCo, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. This restriction (i) may be removed by the affirmative vote of the holders of two-thirds of the issued and outstanding DutchCo common shares (for the avoidance of doubt, without giving effect to any voting rights exercisable through DutchCo special voting shares, and subject to the aforementioned 30% voting cap) and (ii) shall lapse upon any person holding more than 50% of the issued and outstanding DutchCo common shares (other than DutchCo special voting shares) as a result of a tender offer for DutchCo common shares.
Shareholders Matters
Each of Exor, Bpifrance, EPF/FFP and Dongfeng (the “Reference Shareholders”), in its capacity as shareholder of PSA or FCA, as applicable, has entered into a letter agreement (a “Letter Agreement”) with PSA or FCA, as applicable, setting forth, among other things, the following undertakings relating to the merger and the future governance of DutchCo:

•
Support of the merger - Each Reference Shareholder has undertaken to vote or cause to be voted all shares owned or controlled by it or as to which it has the power to vote in favor of any decision in furtherance of the approval of the transactions contemplated by the combination agreement that is submitted to the shareholders;

•
Standstill - Each Reference Shareholder shall be restricted from buying shares to increase its interest in PSA, FCA (before the merger) or DutchCo for a period ending seven years following the Effective Time, except that EPF/FFP may increase its shareholding by up to a maximum of 2.5% in DutchCo (or 5% in PSA) by acquiring shares from Bpifrance and/or Dongfeng and/or on the market, provided that market acquisitions may not represent more than 1% of the DutchCo common shares or 2% of the PSA ordinary shares plus, if applicable, the percentage of DutchCo common shares (or PSA ordinary shares) sold by Bpifrance to buyers other than EPF/FFP or any of its affiliates;

•
Lock-up - From the date of the combination agreement until 3 years after closing of the merger Exor, Bpifrance and EPF/FFP will be subject to a lock-up in respect of their shareholdings in the relevant company before closing of the merger and in DutchCo thereafter, except that Bpifrance will be permitted to reduce its shareholdings by 5% in PSA or 2.5% in DutchCo; and

•
Dongfeng Buy-back - Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA ordinary shares prior to closing of the merger (the ordinary shares repurchased by PSA will be cancelled). Notwithstanding the above, Dongfeng may sell all or or part of such shares to third parties prior to the closing of the merger, in which case the purchase by PSA described in the prior sentence will apply to the balance of such 30.7 million PSA ordinary shares not otherwise sold by Dongfeng. Dongfeng is subject to a lock up until the Effective Time for the balance of its participation in PSA, resulting in an ownership of 4.5% in DutchCo immediately after the Effective Time.

Certain Covenants
In addition to making reciprocal customary representation and warranties and agreeing to customary restrictions on their respective operations as from the time of the combination agreement until the Effective Time, FCA and PSA each have agreed to take certain actions between the date of the combination agreement and the Effective Time, such as the seeking of competition law and other regulatory approvals, the making of stock exchange and securities filings, and the application for listing of the DutchCo common shares issued in connection with the merger on the NYSE, Euronext Paris and the MTA prior to the closing date of the merger.
Pre-merger Distributions
Prior to the Effective Time (i) an extraordinary cash distribution of €5.5 billion may be paid by FCA to its shareholders, (ii) an ordinary dividend for an amount of €1.1 billion in respect of the fiscal year ending December 31, 2019 may be paid by each of FCA and PSA and (iii) if the closing of the merger has not occurred before the 2021 annual general meetings of PSA and FCA, an ordinary dividend in respect of the fiscal year ending December 31, 2020 for an amount to be agreed by FCA and PSA on the basis of their respective distributable amounts shall be paid by each of PSA and FCA, in the case of (ii) and (iii) subject to the availability of sufficient distributable amounts.
Faurecia Distribution
PSA is permitted to distribute to its shareholders by special or interim dividend all of the shares held by PSA in Faurecia prior to the Effective Time with no material changes in any currently existing commercial arrangements between PSA and Faurecia, other than amendments in the ordinary course.

Comau Separation
Promptly following the Effective Time, DutchCo is permitted to allocate to its shareholders through a demerger or similar transaction all the shares held by DutchCo in Comau or implement other value-creating alternative structures, including the sale of all the shares held by DutchCo in Comau (each of such transactions, the “Comau Separation”). FCA shall, prior to the closing of the merger, work diligently to prepare for the Comau Separation to enable the Comau Separation to be completed promptly following the closing of the merger, including by establishing the perimeter, capital structure and governance of Comau in consultation with PSA and, if applicable, preparing all necessary documentation for the listing of Comau shares on the appropriate securities exchange.
Other Provisions
The combination agreement contains customary exclusivity provisions requiring the parties to refrain from soliciting any acquisition proposal from third-parties as well as covenants requiring the board of directors of each of FCA and PSA to recommend that their respective shareholders approve the transaction, subject to limited exceptions to ensure compliance with the directors’ fiduciary duties in connection with a superior proposal.
The obligation of each party to effect the merger is subject to customary closing conditions, including the absence of a material adverse effect with respect to the other party, regulatory clearances and approval by the shareholders of PSA and FCA.

Major Shareholders
Exor N.V. is the largest shareholder of FCA through its 28.66 percent shareholding interest in our issued common shares (as of February 25, 2020). As a result of the loyalty voting mechanism, Exor N.V.’s voting power is 41.74 percent.
Consequently, Exor N.V. could strongly influence all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.
Exor N.V. is controlled by Giovanni Agnelli B.V. (“GA”), which holds 52.99 percent of its share capital. GA is a private limited liability company under Dutch law with its capital divided in shares and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, the founder of Fiat S.p.A. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The directors of GA are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Eduardo Teodorani-Fabbri, Luca Ferrero de’ Gubernatis Ventimiglia, Jeroen Preller and Florence Hinnen.
Based on the information in FCA’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of FCA's capital and/or voting interest as of February 25, 2020:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor N.V.(1)	449,410,092	28.66
BlackRock, Inc.(2)	62,912,116	4.01
________________________________________________________________________________________________________________________________________________

(1)
In addition, Exor N.V. holds 375,803,870 special voting shares; Exor N.V.'s beneficial ownership in FCA is 41.74 percent, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by Exor N.V. and (ii) the aggregate number of outstanding common shares and issued special voting shares.

(2)
BlackRock, Inc. beneficially owns 62,912,116 common shares (3.18 percent of total issued shares, which is the aggregate number of outstanding common shares and issued special voting shares) and 77,228,433 voting rights (4.92 percent of outstanding common shares and 3.91 percent of total issued shares).

Based on the information in FCA’s shareholder register and other sources available to us, as of January 31, 2020, approximately 450 million FCA common shares, or approximately 29 percent of the FCA common shares, were held in the United States. As of the same date, approximately 840 record holders had registered addresses in the United States.

Our Business Plan
On June 1, 2018, our former Chief Executive Officer (“CEO”) Sergio Marchionne, together with members of the Group's executive management, presented the Group’s 2018-2022 business plan. During 2019, current CEO Mike Manley highlighted additional measures to improve operating results: in APAC with specific focus on China; Maserati; and in EMEA, including the rationalization of product portfolio plans, primarily for the A-segment and Alfa Romeo, while capitalizing on the market shift from A- to B-segments.
The business plan and the additional measures mentioned above build upon the strategic actions taken in the prior plan to generate volume growth and margin expansion through the following:

•	Continued emphasis on building strong brands by leveraging renewals of key products and portfolio expansion;

•	New white-space products with particular focus on the Jeep, Maserati and Alfa Romeo brands;

•
Improve positioning of Maserati as a luxury brand, bridging product gap with specialty models, improving cadence of new model introduction, including a fully-electrified line-up, with new leadership team in place, new COO and other key appointments;

•	Refocus marketing in China to recently launched products, offer more efficient powertrain combinations along with continued product quality improvements, as well as changes in the leadership team;

•
Continue to focus on industrial rationalization to deliver cost savings through manufacturing and purchasing efficiencies and implement actions to increase capacity utilization, including local production of certain Jeep products, in EMEA;

•
Implementation of various electrified powertrain applications throughout the portfolio, supplemented with third-party agreements for the purchase of regulatory credits, as part of our regulatory compliance strategy;

•
Continue to explore opportunities to develop partnerships to share technologies and platforms, enhance skill set related to autonomous driving technologies, preserve full optionality and ensure speed to market; and

•	Maintain a disciplined approach to the deployment of capital and re-establish consistent shareholder remuneration actions.
We continue to assess the potential impacts of operationalizing and implementing the strategic targets set out in the business plan, including re-allocation of our resources. The recoverability of certain of our assets or cash-generating units may be impacted in future periods. For example, our product development strategies may be affected by regulatory changes as well as changes in the expected costs of implementing electrification, including the cost of batteries, or in relation to any future business plans or strategies developed as part of partnerships and collaborations. As relevant circumstances change, we expect to adjust our product plans which may result in changes to the expected use of certain of the Group's vehicle platforms. These uncertainties could result in either impairments of, or reductions to the expected useful lives of, these platforms, or both.
Refer to Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed annual ordinary dividend distribution to holders of FCA common shares.

Overview of Our Business
Our activities are carried out through the following five reportable segments:

(i)
North America: our operations to support distribution and sale of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands, primarily under the Jeep, Ram, Dodge, Chrysler, Fiat, Alfa Romeo and Abarth brands.

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

(iv)
EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 27 members of the European Union, the UK and the members of the European Free Trade Association), the Middle East and Africa, primarily under the Fiat, Fiat Professional, Jeep, Alfa Romeo, Lancia, Abarth, Ram and Dodge brands.

(v)	Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
During 2019, our previously reported “NAFTA” segment was renamed “North America” in response to the expected ratification of the United States-Mexico-Canada Agreement (“USMCA”). Other than the change of name, no other changes were made to the segment.
We also own or hold interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities”, which primarily consists of our industrial automation systems design and production business, under the Comau brand name, and our cast iron and aluminum business, which produces cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads and engine blocks, under the Teksid brand name, as well as companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Group, and manage central treasury activities. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the announced sale of Teksid's cast iron automotive components business.
Definitions and abbreviations
Passenger cars include sedans, station wagons and three- and five-door hatchbacks, that may range in size from “micro” or “A-segment” vehicles of less than 3.7 meters in length to “large” or “F-segment” cars that are greater than 5.1 meters in length.
Utility vehicles (“UVs”) include sport utility vehicles (“SUVs”), which are available with four-wheel drive systems that provide true off-road capabilities, and crossover utility vehicles, (“CUVs”), which are not designed for heavy off-road use. UVs can be divided among six main groups, ranging from “micro” or “A-segment”, defined as UVs that are less than 3.9 meters in length, to “large” or “F-segment”, defined as UVs that are greater than 5.2 meters in length.
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
Design and Manufacturing
We sell mass-market vehicles in the SUV, passenger car, truck and LCV markets. Our SUV and CUV portfolio includes the all-new Jeep Gladiator, all-new Jeep Commander PHEV, Jeep Grand Cherokee, Jeep Cherokee, Jeep Wrangler, Jeep Renegade, Jeep Compass, Maserati Levante, Dodge Durango, Dodge Journey and Alfa Romeo Stelvio. Our passenger car product portfolio includes vehicles such as the Fiat 500, Alfa Romeo Giulia, Maserati Quattroporte, Dodge Challenger and Charger, Chrysler 300 and Lancia Ypsilon and minivans such as the Chrysler Pacifica. We sell light duty and heavy duty pickup trucks such as the Ram 1500, all-new Ram 2500/3500, the Fiat Toro and Fiat Fullback, and chassis cabs such as the all-new Ram 3500/4500/5500. Our LCVs include vans such as the Fiat Professional Doblò, Fiat Professional Ducato and Ram ProMaster.
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
Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, fuel efficiency, reliability, consumer perception and sustainability of our products and services. As of December 31, 2019, we operated 46 research and development centers worldwide with a combined headcount of approximately 18 thousand employees supporting our research and development efforts.
We concentrate the majority of our efficiency research efforts in two areas: reducing vehicle energy demand and reducing fuel consumption and emissions. Fuel consumption and emissions reduction activities have been primarily focused on powertrain technologies including: engines, transmissions and drivelines, hybrid and electric propulsion and alternative fuels. In recent years, we have increased our research and development efforts on automated driving and connectivity technologies.
Vehicle Energy Demand
Our research and development focuses on reducing weight, aerodynamic drag, tire rolling resistance, brake drag torque, driveline parasitic losses, heating and air conditioning, and electrical loads. We also continue to develop both conventional and hybrid vehicle technologies aimed at improving kinetic energy recovery and re-use of thermal energy to reduce total energy consumption and CO2 emissions.
We have introduced active aerodynamic devices, which activate automatically under certain operating conditions. These active aerodynamic devices include active grille shutters, active front air dams and adjustable height suspension. Further, we have introduced smart actuators, such as variable speed fuel pumps, variable displacement air conditioning compressors and high efficiency brushless electric motors for cooling fans, to reduce fuel consumption. Such smart actuators only require the energy needed for each specific working condition, avoiding electric energy waste. In 2019, high strength steel was put to extensive use in the frame of the all-new Ram Heavy Duty pickup truck and the all-new Jeep Gladiator to reduce weight. The all-new Ram Heavy Duty pickup truck also utilizes active grille shutters and a highly tuned air dam to reduce drag.

Powertrain Technologies
Engines
We have developed global small and global medium displacement gasoline engine families to improve fuel economy and emissions. These engine families include three and four cylinder turbocharged versions (the global small engine family also has three and four cylinder naturally aspirated variants). Each engine family features a modular approach using a shared cylinder design (allowing for different engine configuration, displacements, efficiency and power outputs). Each is based on a specific cylinder configuration which provides important synergies for the engine development (common combustion development and common design layout) and for manufacturing (common machining, assembly features and components and subsystems). These engine families are fully deployed and cover a large range of vehicle applications and include features and technologies such as direct fuel injection, downsizing, integrated exhaust manifold, MultiAir variable valve lift, turbocharging, and cooled exhaust gas recirculation. All of these features enable the engine families to be competitive among small and medium displacement engines with respect to fuel consumption, performance, weight and noise, vibration and harshness behavior.
In 2019, a locally-produced plug-in hybrid version of the global medium displacement turbocharged engine with dual overhead camshaft was launched in the all-new Jeep Commander in China. Additionally, in 2019, a 1.3L direct-injection turbocharged engine with engine stop/start technology was newly paired with a nine-speed automatic transmission in the Jeep Renegade to increase fuel efficiency and reduce emissions. Future evolution of the two engine families is expected to include advanced technologies and electrification to further reduce CO2 emissions.
Transmissions and Driveline
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
In support of global fuel consumption and CO2 requirements, we have developed our first dedicated hybrid transmission (the eFlite), used in the Chrysler Pacifica plug-in hybrid and in the Jeep Commander plug-in hybrid produced by GAC Fiat Chrysler Automobiles Co., our joint venture with Guangzhou Automobiles Group Co., Ltd. in China. The new eFlite hybrid transmission architecture is an electrically variable front wheel drive transaxle with a split input configuration and incorporates two electric motors, both capable of driving in full electric mode. The lubrication and cooling system makes use of two pumps, one electrically operated and one mechanically driven.
The 6-speed manual transmission for rear-wheel drive applications, introduced on the Jeep Wrangler and all-new Jeep Gladiator, offers optimized ratio spread to allow the engine to operate more efficiently. Industrialization began in 2019 for enhanced and updated variants of our small and midsize front-wheel drive manual transmissions and high efficiency bearings have been incorporated in updates to our midsize front-wheel drive manual transmissions.
Our axle and driveline portfolio updates increase capability and reduce power consumption on the Ram 1500, Jeep Wrangler and all-new Jeep Gladiator. The Ram 1500 also offers an axle heating system and lubrication optimization for improved efficiency.
Electric and Hybrid Technologies
We have confirmed plans to make significant investments in vehicle electrification development, and manufacturing facilities in North America and Italy, to support the growing demand for electrified vehicles. By 2022, we expect to offer more than 30 nameplates with electrified powertrains.

We have developed a suite of electrification technologies, including: 12 volt engine stop/start, 48 volt mild hybrid, high voltage plug-in hybrid, and full battery electric vehicles. These developments have occurred at our technical centers primarily in Auburn Hills (Michigan, USA), Modena and Turin (Italy). However, substantial work has also been performed with suppliers and universities located around the globe.
The 12 volt stop/start system turns off the engine and fuel flow automatically when the vehicle comes to a halt and re-starts the engine upon the driver disengaging the brake. Phase-in of this technology began in 2013 model year and in 2019 was used in approximately 49 percent of our global production volume.
In 2018, we launched three applications of mild hybrids using belt starter generator (“BSG”) technology. BSG technology offers improvements in fuel economy and a reduction in CO2 emissions. This new 48 volt mild hybrid technology is marketed as “eTorque” in the 2020 Jeep Wrangler equipped with the 2.0L turbo engine or 3.6L engine, and the 2019 Ram 1500 5.7L and 3.6L applications. The system offers faster and smoother stop/start functionality, a real-time powertrain efficiency optimization manager which balances motor and engine torque, enhanced and extended fuel shut-off during certain maneuvers, and regenerative braking to recharge the 48 volt battery. The system also delivers significant gains in fuel economy. In 2020, a new BSG 12V 1.0L naturally-aspirated engine is expected to be launched in the Fiat Panda, Fiat 500 and Lancia Ypsilon for Europe.
The Chrysler Pacifica plug-in hybrid achieves an efficiency rating of 82 miles per gallon equivalent (“MPGe”), based on U.S. Environmental Protection Agency testing standards and has an approximately 72 percent reduction in CO2 compared to the non-hybrid Chrysler Pacifica. Power to the wheels is supplied via a 16 kWh battery through the hybrid electric drive system which is comprised of a specially adapted new version of the award winning Pentastar 3.6L engine and the new eFlite hybrid transmission.
At the 2019 Geneva International Motor Show, we presented plug-in hybrid variants of Jeep Renegade and Jeep Compass. The electric units are integrated into the new 1.3L turbo gasoline engine to increase efficiency and overall power. For the Jeep Renegade and Jeep Compass, the simultaneous action of the internal combustion engine and the electric motor delivers up to 240 hp. The fully-electric Fiat Centoventi, a concept conceived for sustainable and affordable urban mobility, was also displayed at the 2019 Geneva International Motor Show.
In addition, a fully electric variant of the Fiat 500 was announced in 2019, which will be manufactured for the European market at the Mirafiori plant in Turin, Italy beginning in 2020. The Ducato Electric was also unveiled in 2019 and is expected to be launched in 2020 in Europe.
In 2019, we also announced the development of a Battery Hub in Turin, Italy at the Mirafiori plant beginning in 2020. The Battery Hub is expected to be dedicated to battery assembly and also host prototyping and experimentation activities, as well as training courses.
Our internal research and development activities are also supplemented via collaboration with academic partners. One such example is a project in partnership with McMaster University (Canada), which focuses on developing next-generation, energy efficient, high performance, cost effective electrified powertrain components and control systems suitable for a range of vehicle applications.
Compressed Natural Gas
We are among the EU-market leaders in compressed natural gas (“CNG”) propulsion. From 1997 to 2019, the Company’s output of CNG-powered vehicles in Europe exceeded 770,000 vehicles.
Automated Driving Technology
We are collaborating with Waymo (formerly the Google self-driving car project) to integrate its self-driving technology into the Chrysler Pacifica Hybrid, including the production of Chrysler Pacifica Hybrid minivans built specifically to enable fully self-driving operations.
In 2019, we announced a memorandum of understanding with Aurora, laying the groundwork for a partnership to develop and deploy self-driving commercial vehicles.

We have launched Highway Assist “partial automation” vehicle technology on several Maserati models. This system includes Mobileye vision technology to enable SAE Level 2 automated driving on designated highways.
In 2018, we began working with Aptiv to develop an SAE Level 2+ (hands-off the wheel) automated driving system for our next generation vehicles planned to launch in 2021.
We are also continuing the development of an SAE Level 3 capable automated driving platform. To that end, a team of FCA engineers is integrated in an autonomous vehicle development team with BMW in Munich, Germany.
Connectivity
We continue to work with our suppliers to develop our cloud-based global connectivity solution that connects vehicles to the Internet and allows the driver and passengers to interact with the car and the outside world. The solution is scalable, increases safety and security and provides real time availability of services and information. A first release of this connectivity system has been launched in EMEA and China and we intend to extend the roll-out to all regions by the end of 2020, while also adding new user features.
Compliance-focused Initiatives by Region
The regulatory environment outlook across our four major regions shows continued CO2 reductions, ranging from 25-30 percent between 2019 and 2024. This anticipated regulatory stringency balanced with customer preferences guides research and development for future products and is highlighted below by region and key product segment.
North America
The U.S. policy is complex with three separate CO2 regulations, but it also contains a flexible array of new technology incentives to encourage industry movement toward an electrified future. For instance, U.S. regulation includes a tax credit to purchasers of up to U.S.$7,500 to incentivize demand and help to offset relatively low fuel prices and increasing consumer preference for SUVs and pickup trucks. This incentive is available on the first 200,000 qualifying electrified vehicles sold by each OEM and then begins to phase-out.
U.S. consumers tend to have long commutes and ready access to charging capability at home. We plan, by 2022, for 5 percent of our overall fleet (including commercial vehicles) to be high voltage electrified powertrain versions, with a focus on plug-in systems, 17 percent of the fleet to be equipped with mild hybrid systems and the remaining 78 percent to retain conventional internal combustion engines.
Canadian CO2 policy largely mirrors U.S. requirements without the separate Corporate Average Fuel Economy (“CAFE”) rules. Our technology plan and mix rates in Canada are consistent with our U.S. plans. Within Canada, the Quebec province has a separate zero emission vehicle (“ZEV”) mandate which we expect to meet with a combination of ZEV vehicle sales and purchased credits.
LATAM
With its ability to grow sugar cane in high volume, Brazil is able to address CO2 reduction with a different approach. Today about 30 percent of vehicle fuel usage in Brazil consists of sugar cane produced ethanol. Sugar cane ethanol is 80 percent renewable from “well” (or field) to wheels and provides approximately 12.5 percent CO2 reduction on an equivalent 30/70 fuel mix E100/E22 basis. The Brazilian government recently launched a plan (RenovaBio) to improve quality and productiveness of ethanol, targeting an increase of share on Ethanol E100 in the fuel matrix from the current 30 percent to 40 percent in 2022 and to 55 percent in 2030. In addition, the Brazilian government and we are working very closely on research and development opportunities to further reduce CO2 emissions through improvements to ethanol-fueled engines.
Brazilian consumers already widely use ethanol fuel, readily available in the current retail fuel market. We believe that Brazilian CO2 fleet reduction targets will be met through 2025 with increased usage and efficiency of our ethanol based engines and without any high voltage electrification.

APAC
China is leading the rapid change in this region. The Chinese government has stated intentions to become the global leader in electrification, connectivity and autonomous driving in the next decade. The regulatory policies include requirements on corporate fuel economy and new energy vehicle credit and incentives for new energy vehicles which are defined as battery electric, plug-in hybrid, or fuel cell vehicles.
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
Our plan is, by 2022, for 18 percent of the overall fleet (including commercial vehicles) to use high voltage electrification, with the highest penetration of full battery electric of any region, 6 percent of the fleet to be equipped with a mild hybrid system and 76 percent of the fleet to retain conventional internal combustion engines.
In contrast to China, India continues to be a cost sensitive market with a developing infrastructure. As a result, increased regulatory requirements are expected to be met through application of shared conventional technologies while the industry continues to investigate electrification options.
EMEA
Europe represents the most challenging combination of regulatory stringency and consumer price sensitivity. The EU is driving a significant reduction in CO2 in 2020, and metropolitan areas are implementing low emission zones in an attempt to improve air quality in city centers. Conventional internal combustion engine applications will likely be restricted, especially with aging vehicles. The CO2 financial penalty structure is very significant.
Many consumers in Europe need reduced cost of vehicle ownership given high fuel prices and pressure on disposable income. As the demand for diesels continues to decrease, we intend to use mild hybrids as a replacement. The region will need to address the development of charging infrastructure so that zero emission vehicles are more convenient for consumers.
Our plan is, by 2022, for 16 percent of the overall fleet (including commercial vehicles) to use high voltage electrification, 37 percent of the fleet to be equipped with a mild hybrid system and 47 percent to retain conventional internal combustion engines. As previously announced, we expect to introduce electrification technology on several models in 2020 including plug-in hybrid versions of the Jeep Renegade, Jeep Compass and Jeep Wrangler, an all-new full battery electric Fiat 500, as well as the inclusion of mild hybrid technology on a range of other models. Leasys, a rental services subsidiary of our joint venture with Crédit Agricole Consumer Finance S.A., is expected to play a meaningful role in delivering these technologies to the market by leveraging its suite of mobility services.
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

Property, Plant and Equipment
As of December 31, 2019, we operated 111 manufacturing facilities (including vehicle and light commercial vehicle assembly, powertrain and components plants, and excluding joint ventures), of which 28 were located in Italy, 13 in the rest of Europe, 28 in the U.S., 11 in Mexico, 9 in Canada, 13 in Brazil, 2 in Argentina, 3 in China and the remaining plants in various other countries. We also own other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of our property, plant and equipment as of December 31, 2019 was €28.6 billion.
A number of our manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2019, our property, plant and equipment reported as pledged as collateral for loans amounted to approximately €1.6 billion, excluding Right-of-use assets (refer to Note 11, Property, plant and equipment).
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
Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality and the ability to provide cost reductions. We value our relationships with suppliers, and in recent years, we have worked to establish closer ties with a significantly reduced number of suppliers by selecting those that enjoy a leading position in the relevant markets. In addition, we source some of the parts and components for our vehicles internally from Teksid. Subsequent to the announced sale of Teksid's cast iron business, we expect to enter into a long-term supply agreement with the acquirer, Tupy S.A. We also agreed to a multi-year supply agreement with Magneti Marelli in connection with our sale of that business. Although we have not experienced any major loss of production as a result of material or parts shortages in recent years, because we, like most of our competitors, regularly source some of our systems, components, parts, equipment and tooling from a single provider or limited number of providers, we are at risk of production delays and lost production should any supplier fail to deliver goods and services on time.
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

Employees
At December 31, 2019, we had a total of 191,752 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries), a 3.4 percent decrease from December 31, 2018 and a 2.4 percent decrease over December 31, 2017. The following table provides a breakdown of these employees as of December 31, 2019, 2018 and 2017, indicated by type of contract and region.

	Hourly			Salaried			Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Europe	37,609	40,446	40,910	23,027	24,170	24,920	60,636	64,616	65,830
North America(1)	72,667	74,703	71,414	22,954	22,326	22,778	95,621	97,029	94,192
Latin America	24,525	26,004	25,634	7,088	7,062	6,917	31,613	33,066	32,551
Asia	230	253	271	3,413	3,313	3,486	3,643	3,566	3,757
Rest of the world	46	46	4	193	222	177	239	268	181
Total	135,077	141,452	138,233	56,675	57,093	58,278	191,752	198,545	196,511
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment.
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
Trade Unions and Collective Bargaining
Our employees are free to join any trade union provided they do so in accordance with local law and the rules of the related trade union. The Group recognizes and respects the right of its employees to be represented by trade unions or other representatives in accordance with local applicable legislation and practice.
A large portion of our workers in Italy, the U.S., Canada and Mexico are represented by trade unions. In addition to the rights granted to all Italian trade unions and workers concerning freedom of association, in the Italian collective labor agreement FCA has agreed an additional service by paying the trade union dues on behalf of the employees.
Collective bargaining at various levels resulted in major agreements being reached with trade unions on both wage and employment conditions in several countries. Based on an average figure that includes the Sevel plant (Italy), 87.3 percent of our employees worldwide are covered by collective bargaining agreements.
In Italy, substantially all of our employees are covered by collective bargaining agreements. On March 11, 2019, the company-specific collective labor agreement (CCSL), which covers about 53,000 employees, was renewed with the Trade Unions FIM-CISL, UILM-UIL, FISMIC, UGLM and AQCFR. The agreement was effective retrospectively from January 1, 2019, through December 31, 2022, and includes:

•	the increase in the basic contractual salary of 2 percent per year;

•	the strengthening (+1.5 percent) of the annual bonus calculated on the basis of production efficiencies achieved and the plant’s WCM audit status;

•	the increase (+ 0.5 percent) of the contribution paid by the company to supplementary pension fund;

•	several further initiatives aimed at increasing the flexibility of working time and new ways of working linked to the technological and organizational evolution of work;

•	a new classification of workers, capable of interpreting the continuous evolution of professional skills.
In December 2019, the UAW-represented workforce ratified a new four-year collective bargaining agreement that builds on the company’s commitment to grow its U.S. manufacturing operations by providing for total investments of U.S.$9 billion and the creation of 7,900 new or secured jobs. The provisions of the agreement continued certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement, which covers about 49,200 employees, included a ratification bonus of U.S.$9,000 for “Traditional” and “In-progression” employees and U.S.$3,500 for temporary employees, as well as lump-sum payments, both of which are in lieu of further wage increases, totaling U.S.$499 million (€446 million) that were paid to UAW members on December 27, 2019. Lump sum payments made in lieu of future wage increases will be amortized over the contract period.
In September 2016, the four-year collective bargaining agreement that was entered into in September 2012 with Unifor in Canada expired. FCA entered into a four year labor agreement with Unifor in Canada that was ratified on October 16, 2016. The terms of this agreement provide a two percent wage increase in the first and fourth years of the agreement for employees hired prior to September 24, 2012 and will continue to close the pay gap for employees hired on or after September 24, 2012 by revising a ten-year progressive pay scale plan. The agreement includes a lump sum payment in lieu of further wage increases of $6,000 Canadian dollars (“CAD$”) per employee totaling approximately CAD$55 million (approximately €38 million) that was paid to Unifor members on November 4, 2016. The agreement covers approximately 10,000 employees and expires September 2020. The Unifor lump-sum payment is being amortized ratably over the four-year labor agreement period.

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

	Years ended December 31,
	2019	2018	2017
	(millions of units)
North America	2.5	2.5	2.4
LATAM	0.6	0.6	0.5
APAC	0.2	0.2	0.3
EMEA	1.3	1.4	1.5
Total Mass-Market Vehicle Brands	4.6	4.7	4.7
Maserati	0.03	0.04	0.05
Total Worldwide	4.6	4.8	4.8
North America
North America Sales and Competition
The following table presents mass-market vehicle sales and estimated market share in the North America segment for the periods presented:

	Years ended December 31,
	2019(1),(2)		2018(1),(2)		2017(1),(2)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,204	12.6%	2,235	12.6%	2,059	11.7%
Canada	223	11.6%	225	11.3%	267	13.0%
Mexico and Other	63	4.7%	74	5.1%	86	5.5%
Total	2,490	12.0%	2,534	12.0%	2,412	11.4%
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

The following table presents estimated new vehicle market share information for FCA and our principal competitors in the U.S., our largest market in the North America segment:

	Years ended December 31,
U.S.	2019	2018	2017
Automaker	Percentage of industry
GM	16.5%	16.7%	17.1%
Ford	13.8%	14.1%	14.7%
Toyota	13.6%	13.7%	13.9%
FCA	12.6%	12.6%	11.7%
Honda	9.2%	9.1%	9.3%
Nissan	7.7%	8.4%	9.1%
Hyundai/Kia	7.6%	7.2%	7.3%
Other	19.0%	18.2%	16.9%
Total	100.0%	100.0%	100.0%
U.S. industry sales, including medium and heavy-duty vehicles, increased from 10.6 million units in 2009 to 17.5 million units in 2019. The strong recovery in the automotive sector, from 2009 through 2019, was supported by robust macroeconomic and automotive specific factors, such as growth in per capita disposable income, improved consumer confidence, the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles.
Our vehicle line-up in the North America segment primarily leverages the brand recognition of the Jeep, Ram, Dodge and Chrysler brands to offer utility vehicles, pickup trucks, cars and minivans under those brands. Our vehicle sales and profitability in the North America segment are generally weighted towards larger vehicles such as utility vehicles, trucks and vans, consistent with overall industry sales trends in the North America segment, which have become increasingly weighted towards utility vehicles and trucks in recent years.
Our 2019 sales were at a comparable level to 2018, primarily from the strong performance of the Ram brand, for which growth was underpinned by the launch of Ram Heavy Duty and supported by higher sales of Ram Light Duty, as well as the launch of the all-new Jeep Gladiator, despite lower overall shipments.
North America Distribution
In the North America segment, our vehicles are sold primarily to dealers in our dealer network for sale to retail consumers and to fleet customers. Fleet sales in the commercial channel are typically more profitable than sales in the government and daily rental channels since they more often involve customized vehicles with more optional features and accessories; however, vehicle orders in the commercial channel are usually smaller in size than the orders made in the daily rental channel. Fleet sales in the government channel are generally more profitable than fleet sales in the daily rental channel primarily due to the mix of products included in each respective channel.
North America Dealer and Customer Financing
In the North America segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, including Santander Consumer USA Inc. (“SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, we entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name and covering the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brands.

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
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to February 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. Refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report.
As of December 31, 2019, SCUSA was providing wholesale lines of credit to approximately 10 percent of our dealers in the U.S., while Ally Financial Inc. (“Ally”) was at 33 percent. For the year ended December 31, 2019, we estimate that approximately 87 percent of the vehicles purchased by our U.S. retail customers were financed or leased of which approximately 55 percent financed or leased through SCUSA (40 percent) and Ally (15 percent). Alfa Romeo brand development within the U.S. is also supported by dealer and retail customer financing with primary financial institutions. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada and a private label agreement with Inbursa Group in Mexico.
LATAM
LATAM Sales and Competition
The following table presents mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	Years ended December 31,
	2019(1)		2018(1)		2017(1)
LATAM	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	497	18.7%	434	17.5%	380	17.5%
Argentina	54	12.4%	99	12.8%	105	12.2%
Other LATAM	29	2.7%	33	2.9%	28	2.5%
Total	580	13.9%	566	12.8%	513	12.4%
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

The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	Years ended December 31,
	2019(1)	2018(1)	2017(1)
Automaker	Percentage of industry
FCA	18.7%	17.5%	17.5%
GM	17.9%	17.6%	18.1%
Volkswagen	15.6%	14.8%	12.5%
Ford	8.2%	9.2%	9.5%
Other	39.6%	40.9%	42.4%
Total	100.0%	100.0%	100.0%
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
Automotive industry volumes within the countries in which the LATAM segment operates decreased 5 percent from 2018 to 4.2 million vehicles (cars and light commercial vehicles) in 2019, which was primarily driven by a 43 percent decline in vehicle sales in Argentina, reflecting the impact of the Argentina economic downturn, partially offset by a 7.6 percent increase in vehicle sales in Brazil, reflecting continued improvement in market conditions.
The Group's market share in LATAM increased 110 basis points from 12.8 percent to 13.9 percent, primarily reflecting market share growth in Brazil. In Brazil, overall market share increased 120 basis points to 18.7 percent from 17.5 percent while, in Argentina, overall market share decreased 40 basis points to 12.4 percent from 12.8 percent in 2018.
Our vehicle line-up in LATAM leverages the brand recognition of Fiat, as well as the relatively urban population of countries like Brazil, to offer vehicles in smaller segments, such as the Fiat Mobi, Argo and Cronos. Fiat also leads the pickup truck market in Brazil, with the Fiat Strada (22.3 percent market share) and the Fiat Toro (19.1 percent market share). Jeep leads the small and medium SUV segments in Brazil with the Jeep Renegade (11.5 percent market share) and the Jeep Compass (10.1 percent market share).
LATAM Distribution
In the LATAM segment, we generally enter into multiple dealer agreements with individual dealerships. Outside our major markets of Brazil and Argentina, we mainly distribute our vehicles through general distributors.
LATAM Dealer and Customer Financing
In the LATAM segment, we provide access to dealer and retail customer financing both through 100 percent owned captive finance companies and also through strategic relationships with financial institutions.
We have two 100 percent owned captive finance companies in the LATAM segment that offer dealer and retail customer financing: Banco Fidis S.A. (“Banco Fidis”) in Brazil and FCA Compañia Financiera S.A. in Argentina. In addition, in Brazil we have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing FCA branded vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil and our partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, which applies only to our retail customers purchasing Fiat branded vehicles, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. In July 2015, FCA Fiat Chrysler Automoveis Brasil (“FCA Brasil”) and Banco Fidis signed a ten-year partnership contract with Bradesco, one of the leading Brazilian banks, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos finances retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil promotes Bradesco as its official financial partner. Banco Fidis is in charge of the commercial management of this partnership and receives commissions for this partnership agreement and for acting as banking agent, based on profitability and penetration.

APAC
APAC Sales and Competition
The following table presents vehicle sales in the APAC segment:

	Years ended December 31,
	2019(1),(4)		2018(1),(4)		2017(1),(4)
APAC	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)	92	0.4%	163	0.8%	215	0.9%
Japan	24	0.6%	22	0.5%	21	0.5%
India(3)	12	0.4%	19	0.6%	15	0.5%
Australia	9	0.8%	11	1.0%	13	1.1%
South Korea	10	0.7%	8	0.5%	8	0.5%
APAC 5 major Markets	147	0.5%	223	0.7%	272	0.8%
Other APAC	5	—	5	—	5	—
Total	152	—	228	—	277	—
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and China Association of Automobile Manufacturers. Effective January 2019, industry data sourced from China Passenger Car Association.
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
The automotive industry in the APAC segment has shown a year-over-year decline, with industry sales in the five key markets (China, India, Japan, Australia and South Korea) decreasing by 6 percent to 31.2 million. Overall for the ten year period in the five key markets in which we compete, industry sales have increased from 16.1 million in 2009 to 31.2 million in 2019, a compound annual growth rate (“CAGR”) of approximately 7 percent. Industry demand decreased from 2018 to 2019 with decreases in China (-7 percent), Australia (-8 percent), India (-12 percent), South Korea (-2 percent) and Japan (-2 percent).
We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”), our joint venture with Guangzhou Automobiles Group Co., Ltd., was formed. In 2015, we expanded local production through the GAC FCA JV with the production of the Jeep Cherokee and in 2016 the Jeep Renegade and the Jeep Compass. In 2016, the Jeep brand also made its return to India, with the launches of the imported Jeep Wrangler and Jeep Grand Cherokee. In 2017, we launched the imported Alfa Romeo Giulia and Alfa Romeo Stelvio in China and local production of the Jeep Compass was launched in the Ranjangaon, India plant for sale in India and other right-hand drive countries. In 2018, we launched the Grand Commander in China, a premium seven-seater SUV produced at the GAC FCA JV plant in Changsha, China. In 2019, we launched the all-new Jeep Commander PHEV, a 5-passenger plug-in hybrid SUV developed for China. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S., Europe and India through our dealers and distributors.
APAC Distribution
In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through 100 percent owned subsidiaries or through our joint venture to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors.

APAC Dealer and Customer Financing
In the APAC segment, we operate a 100 percent owned captive finance company, FCA Automotive Finance Co., Ltd, which supports our sales activities in China on a non-exclusive basis through dealer and retail customer financing. Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
EMEA
EMEA Sales and Competition
The following table presents vehicle sales in the EMEA segment for the periods presented:

	Years ended December 31,
	2019(1),(2),(3)		2018(1),(2),(3)		2017(1),(2),(3)
EMEA	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Italy	521	24.8%	571	27.3%	633	29.4%
Germany	130	3.3%	155	4.0%	151	3.9%
France	127	4.7%	139	5.3%	126	4.9%
Spain	87	5.9%	97	6.4%	84	5.8%
UK	53	2.0%	62	2.3%	73	2.5%
Other Europe	244	4.7%	252	4.9%	228	4.6%
Europe*	1,162	6.4%	1,276	7.1%	1,295	7.2%
Other EMEA**	165	—	152	—	191	—
Total	1,327	—	1,428	—	1,486	—
________________________________________________________________________________________________________________________________________________
* 28 members of the European Union (including the UK for the periods presented) and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).
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
The following table summarizes new passenger vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	Years ended December 31,
Europe-Passenger Cars	2019(1)	2018(1)	2017(1)
Automaker	Percentage of industry
Volkswagen	24.5%	23.9%	23.8%
PSA	15.6%	16.0%	12.1%
Renault	10.5%	10.5%	10.4%
Hyundai/Kia	6.7%	6.7%	6.3%
BMW	6.6%	6.6%	6.7%
Daimler	6.4%	6.2%	6.3%
Ford	6.1%	6.4%	6.6%
FCA(2)	6.0%	6.5%	6.7%
Toyota	5.0%	4.9%	4.6%
Other	12.6%	12.3%	16.5%
Total	100.0%	100.0%	100.0%

________________________________________________________________________________________________________________________________________________
(1) Including all 28 European Union (EU) Member States (including the UK for the periods presented) and the 4 European Free Trade Association member states, or EFTA member states.
(2) Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Maserati within our Group for all periods presented.

In 2019, the Fiat brand continued its leadership in the European A minicar segment in EU 28+EFTA (including the UK), with Fiat 500 and Fiat Panda accounting for 29.1 percent of market share in the segment and Fiat 500 remaining segment leader, with sales down 2.2 percent. The Jeep Brand posted sales of more than 167 thousand vehicles. Sales of the Alfa Romeo Brand decreased, primarily from the discontinuance of the Mito and of certain engines of the Giulietta.
In Europe, FCA’s sales are largely weighted to passenger cars, with 37.4 percent of our total vehicle sales in the small car segment for 2019, reflecting demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
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
EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”). FCA Bank operates in Europe, including the five major markets of Italy, France, Germany, Spain and the UK, and provides dealer and retail financing and, within selected countries, also rentals to support our mass-market vehicle brands. FCA Bank provides its services to our Maserati luxury brand, as well as certain other OEMs, including Ferrari. We began this joint venture in 2007 and have agreed with Crédit Agricole to extend its term through December 31, 2024, which may be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term.
     We also operate a joint venture, Koç Fiat Kredi, providing financial services mainly to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to dealer and retail customer financing in those markets.
Maserati
Maserati, a luxury vehicle brand founded in 1914, became part of the Group in 1993. In 2013, the Maserati brand was re-launched by the introduction of the next generation Quattroporte and the introduction of the Ghibli (luxury four-door sedans), the first in the flagship large sedan segment and the second in the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two-door, four-seat coupe, also available in a convertible version and the Maserati Levante, the first SUV in Maserati's history.
In September 2019, Maserati announced plans for its lineup of new and electrified vehicles to be produced at Modena, Cassino and Turin (Mirafiori and Grugliasco), for the construction of a new production line at Cassino for a new Maserati utility vehicle, scheduled to open at the end of the first quarter of 2020 with the first pre-series cars expected to roll off the production line by 2021, and for the Turin production hub, where the all-new GranTurismo and GranCabrio will be produced.

The following table shows the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2019, 2018 and 2017:

	As a percentage of 2019 sales	As a percentage of 2018 sales	As a percentage of 2017 sales
U.S.	31%	32%	28%
China	24%	24%	30%
Europe Top 4 countries(1)	17%	17%	16%
Japan	5%	4%	4%
Other countries	23%	23%	22%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Europe Top 4 Countries by sales are Italy, UK, Germany and Switzerland.
In 2019, a total of 26 thousand Maserati vehicles were sold to retail consumers, a decrease of 26 percent compared to 2018 as a result of reduced sales in China, the U.S. and other key markets, partially due to lower industry volumes in Maserati relevant segments.
FCA Bank provides access to dealer and retail customer financing for Maserati brand vehicles in Europe and our 100 percent owned captive finance company, FCA Automotive Finance Co. Ltd, provides dealer and retail financing on a non-exclusive basis in China. In other regions, we rely on local agreements with financial services providers for the financing of Maserati brand vehicles to dealers and end customers.
Cyclical Nature of the Business
As is typical in the automotive industry, our vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result may vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence are low. In addition, our vehicle production volumes and related revenues may vary from month to month, sometimes due to plant shutdowns, which may occur for several reasons including production changes from one model year to the next and actions to balance vehicle supply and demand fluctuations and also to adjust dealer stock levels appropriately. Plant shutdowns, whether associated with model year changeovers or other factors such as temporary supplier interruptions, can have a negative impact on our revenues and working capital as we continue to pay suppliers under established terms while we do not receive proceeds from vehicle sales. Refer to Liquidity and Capital Resources—Liquidity Overview for additional information.

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
We believe we are substantially in compliance with the relevant global regulatory requirements affecting our facilities and products taken as a whole, although we may from time to time fail to meet a particular regulatory requirement. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance. Compliance with these requirements involves significant costs and risks. See “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results. ” and “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits which may lead to further enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers”
Automotive Tailpipe Emissions
Numerous laws and regulations limit automotive emissions, including vehicle exhaust emission standards, vehicle evaporative emission standards and emission control software calibration system requirements. Advanced onboard diagnostic systems are used to identify and diagnose problems with emission control systems. These requirements become more challenging each year, especially in light of increased global scrutiny of diesel emission control software calibration and we expect these emissions and certification requirements will continue to become even more rigorous worldwide.
North America Region
Under the U.S. Clean Air Act and California law, the U.S. Environmental Protection Agency (“EPA”), and the California Air Resource Board (“CARB”) by virtue of an EPA waiver, require emission compliance certification before a vehicle can be sold in the U.S. or in California (and many other states that have adopted the California emissions requirements). Both agencies impose limits on tailpipe and evaporative emissions of certain non-greenhouse gas pollutants from new motor vehicles and engines, and in some cases dictate the pollution control methods our engines must employ.
Our vehicles are subject to EPA's Tier 3 Vehicle Emission and Fuel Standards Program, which regulates vehicle tailpipe and evaporative emission standards and fuels. These Tier 3 standards generally align with California’s Low Emission Vehicle (“LEV”) III tailpipe and evaporative standards, discussed below, and require automakers to conduct pre- and post-production vehicle testing to demonstrate compliance with these emissions limits for the useful life of a vehicle, and require that FCA Italy-produced and Maserati-branded vehicles sold in the U.S. be included in the Group's U.S. fleet as reported to EPA and CARB.
In addition, we have implemented hardware and software systems in all our vehicles in connection with onboard diagnostic monitoring requirements. Conditions identified through these systems could lead to vehicle recalls (or other remedial actions such as extended warranties) with significant costs for related inspections, repairs or per-vehicle penalties.
In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California qualify as zero emission vehicles, such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. Our strategy for compliance with the zero emission vehicle requirements involves the sale of a variety of vehicles, including battery electric vehicles and hybrid electric vehicles. Our compliance strategy is also supported by the purchase of credits from other OEMs. The Group's compliance with zero emission vehicles regulations includes Maserati vehicles sold in the U.S.

In addition to California, 12 states currently enforce California’s LEV III standards in lieu of the federal EPA standards, and nine states, as well as Quebec province in Canada, have also adopted California’s zero emission vehicle requirements.
For a discussion of inquiries into our compliance with certain regulations in the U.S., see Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results. ”
LATAM Region
Certain countries in South America follow U.S. procedures, standards and onboard diagnostic requirements, while others follow the European procedures, standards and onboard diagnostic requirements described below under —EMEA Region. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment and have been in place since 1988 for passenger cars and light commercial vehicles. The next phase of regulations (PROCONVE L7) are expected to be aligned with fuel efficiency and safety standards in January 2022 and a second step (PROCONVE L8) will be mandatory in January 2025 with fleet target limits (US BIN methodology), Real drive emission limits and onboard refueling vapor recovery. Argentina has implemented regulations that mirror the European Commission Euro 5 standards for all new vehicles. In Chile, implementation of Euro 6 standards is under discussion for 2022.
APAC Region
China 5 standards, which mirror Euro 5 standards, are currently in place in China nationwide. China 6 standards were released in 2016 and will be required nationwide beginning in July 2020 with China 6a thresholds and in July 2023 with China 6b thresholds. China 6a and 6b have more stringent tailpipe emissions thresholds than Euro 6 and also add European Union (“EU”) real driving emissions and U.S. onboard diagnostics, onboard refueling vapor recovery and evaporative emission control system requirements. Some regions within China implemented China 6b in 2019 such as Shanghai, Guangzhou, Shenzhen, Yangtze River Delta, Pearl River Delta, Chengdu, Chongqing and Tianjin. Beijing implemented China 6b at the beginning of 2020. FCA's entire China fleet has been developed with the intent to meet China 6 standards.
South Korea implemented regulations that are similar to California’s LEV III regulations beginning in 2016 and became fully required in 2019 for all gasoline vehicles. Diesel vehicles are required to meet Euro 6 EU emissions requirements. Japan adopted the Worldwide Harmonized Light Vehicle Testing Procedures (“WLTP”) without Extra High phase in 2018 for new models and will be required by September 2020 for all models. WLTP is a global harmonized standard for regulating greenhouse gas (“GHG”) emissions, non-GHG pollutants, and fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids. India currently follows Bharat Stage IV (“BSIV”) emission norms, which are equivalent to Euro 4 standards. BSIV emission norms were enforced nationwide starting in 2017. The government will mandate the new Bharat Stage VI emission norms beginning in April 2020, skipping Euro 5 equivalent norms. In addition, Australia is developing a revised Regulatory Impact Statement to introduce mandatory Euro 6 standards beginning in 2027 and Euro 5 standards are expected to remain in force until that time.
EMEA Region
In Europe, emissions are regulated by the European Commission (“EC”) and the United Nations Economic Commission for Europe (“UNECE”). The EC imposes standardized emission control requirements on vehicles sold in all 28 EU member states, while non-EU countries bound by the “1985 UN Agreement” (an agreement concerning the adoption of uniform technical prescriptions for wheeled vehicles, equipment and parts which can be fitted or used on wheeled vehicles and the conditions for reciprocal recognition of approvals granted on the basis of these prescriptions) apply regulations under the UNECE framework. EU Member States can provide tax incentives for the purchase of vehicles that meet emission standards earlier than the compliance date. As a result, vehicles must meet emission requirements and receive specific approval from an appropriate Member State authority before they can be sold in any EU Member State. These regulatory requirements include random testing of newly assembled vehicles and a manufacturer in-use surveillance program.

Euro 6 emission levels are in effect for all passenger cars and light commercial vehicles and require additional technologies and further increase the cost of diesel engines compared to prior Euro 5 standards. These new technologies have put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EC and became effective for all new passenger cars registered after September 1, 2018. In addition to WLTP, a new test procedure to directly assess the regulated emissions of light duty vehicles under real driving conditions became effective for all new passenger cars registered after September 1, 2019 and will become effective for new light commercial vehicles registered after September 1, 2020. For a discussion of inquiries from relevant governmental agencies in the European Union, see Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits which may lead to further enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers”
Automotive Fuel Economy and Greenhouse Gas Emissions
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
North America Region
In the U.S., since the enactment of the 1975 Energy Policy and Conservation Act, the National Highway Traffic Safety Administration (“NHTSA”) has enforced minimum CAFE for fleets of new passenger cars and light-duty trucks sold in the U.S. for each model year. These CAFE standards apply to all domestic and imported passenger car and light-duty truck fleets and currently require year-over-year increases in fuel economy through 2025. The requirement is scaled based on vehicle footprint size. The CAFE standards require that passenger cars imported into the U.S. from outside of North America are averaged separately from those manufactured within North America, and domestic cars and light duty trucks are also considered separately. A civil fine can be paid under the CAFE standards which can vary to the extent fuel economy targets are not met, and the policy also allows for the trading of CAFE credits as a means to achieve compliance.
In addition, as part of a Joint Rule with NHTSA's CAFE standards, the EPA and CARB (by virtue of an EPA waiver) enforce a GHG standard that is also footprint based and increasing in stringency year over year through 2025. This requirement corresponds to an equivalent fuel economy target of 54.5 miles per gallon in the 2025 model year. Various flexibilities exist to reach this target, including utilizing advanced technology components and more environmentally friendly refrigerants. A civil fine cannot be paid to achieve compliance with GHG standards.
Pursuant to the Joint Rule, EPA and NHTSA conducted a “mid-term” review to evaluate the appropriateness of model year 2022-2025 CAFE/GHG standards and the original assumptions the agencies made as a basis for those standards. The “mid-term” review concluded that model year 2022-2025 standards were inappropriate. In September 2019, EPA and NHTSA issued a new Joint Rule that prohibits California from having a GHG program. California and other stakeholders challenged the new Joint Rule in federal court. FCA and other OEMs have intervened in this litigation to ensure the ability to participate in the case and any outcome.
For light duty vehicles, California and nine other states enforce a ZEV mandate requiring a certain percentage of each OEM’s fleet in each state to be zero emission - either battery electric vehicles or fuel cell vehicles. This standard also increases in stringency through model year 2025. The policy does allow for a limited number of sales of partial zero emission vehicles and plug-in electric hybrids as a flexibility for manufacturers. The Joint Rule also prohibits California from having its own ZEV program and is subject to challenge by California in federal court.
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
In Argentina, although there is no current mandatory greenhouse gas requirement, the government is in the process of a CO2 standard revision which is expected to be finalized by year end 2020.

APAC Region
In China, Phase IV of the Corporate Average Fuel Consumption (or “CAFC”) is currently in place and provides an industry target of 5.0 liters per 100 kilometers by 2020. Each OEM must meet a specific fleet average fuel consumption target related to vehicle weight. The phase-in of this fleet-average requirement began in 2016, with increasing stringency each year through 2020. Additional provisions for Phase IV include meeting a quota for New Energy Vehicles (“NEVs”) credit beginning in 2019. NEVs consist of plug-in electric hybrids, battery electric vehicles, and fuel cell vehicles. No off-cycle credit flexibilities exist in the China regulation, although credit multipliers are granted for NEVs.
In September 2017, China’s Ministry of Industry and Information Technology released administrative rules regarding CAFC and NEV credits that became effective in April 2018. Non-compliance with the CAFC target in these administrative rules can be offset through carry-forward CAFC credits, transfer of CAFC credits within affiliates, the OEMs use of its own NEV credits, or the purchase of NEV credits. Non-compliance with the NEV target can only be offset by the purchase of NEV credits. The homologation of new products that exceed CAFC targets will be suspended for OEMs that are unable to offset CAFC and/or NEV deficits until the deficits are offset.
Beginning in 2021, China will adopt WLTP for conventional and plug-in hybrid electric vehicles and a unique Chinese test cycle is also expected to be applicable to battery electric vehicles in the same year. A draft of Phase V CAFC and NEV credit rules has been released by the Chinese government with increasing stringency reaching a target of 4.6 liters per 100 kilometers by 2025. The final rules are expected to be issued soon.
Additional markets within the APAC region have enacted fuel consumption and GHG targets. India began enforcing a phase I CAFC limit starting in April 2017 with a second, more stringent phase beginning in 2022.
South Korea has implemented a new phase of CAFE/CO2 standards beginning in 2016 with increased targets for 2021.
In Japan, auto manufacturers are required to achieve the 2015 fuel economy standard for each vehicle weight class, which applies through the 2019 fiscal year. In 2020, a new fuel economy standard will be implemented that switches from vehicle weight class average to corporate average fuel economy. In Australia, although there is no mandatory greenhouse gas requirement, the government is in the midst of a CO2 standard revision which is expected to result in a voluntary CO2 target for light vehicles.

EMEA Region
Each automobile manufacturer must meet a specific sales-weighted fleet average target for CO2 emissions as related to vehicle weight. This regulation sets an industry fleet average target of 95 grams of CO2 per kilometer starting in 2020 for passenger cars (130g/km until 2019). In order to promote the sale of ultra-efficient vehicles, automobile manufacturers that sell vehicles emitting less than 50 grams of CO2 per kilometer earn additional CO2 credits from 2020 to 2022. Furthermore, automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-world fuel economy but may not show in the test cycles, such as solar panels or LED lighting, may gain an average credit for the manufacturer's fleet of up to seven grams of CO2 per kilometer.
The EU has also adopted standards for regulating CO2 emissions from light commercial vehicles (“LCVs”). This regulation requires that new light commercial vehicles meet a fleet average CO2 target of 147 grams of CO2 per kilometer in 2020 (175g/km until 2019).
In April 2019, the Regulation (EU) 2019/631 which sets new CO2 emissions targets starting from 2025 and 2030 was adopted and requires a 15 percent reduction from 2021 levels in 2025 (both passenger cars and LCV), a 37.5 percent reduction for passenger cars and a 31 percent reduction for LCV in 2030 from 2021 levels.
A new regulatory test procedure for measuring CO2 emissions and fuel consumption of light duty vehicles known as the WLTP entered into force in September 2018 for all registered passenger cars and in September 2019 for all registered LCVs. The WLTP is expected to provide CO2 emissions and fuel consumption values that are more representative of real driving conditions.
The quantity of CO2 emissions in 2020 will be affected not only by market evolution (such as the expected reduction of diesel market share), but also by the commercialization of low-emission and electrified vehicles. FCA has defined a plan to reach compliance with CO2 emissions targets, mainly based on technical actions (such as the launch of electrified products and the extension of the new Gasoline Small Engine family across a significant portion of its products) and commercial actions (such as the promotion of low CO2 emission vehicles). Finally, according to applicable EU regulations, current pooling arrangements for emissions compliance with another OEM are also expected to apply in 2020.
Other countries in the EMEA region outside of the EU perimeter, such as Switzerland and Saudi Arabia, have introduced specific regulations aimed to reduce vehicle CO2 emissions or fuel consumption. The United Kingdom is expected to continue following the EU GHG policy post-Brexit.
Vehicle Safety
North America Region
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
In September 2019, the Alliance of Automobile Manufacturers, Inc. and the Association of Global Automakers, Inc. announced a voluntary commitment from auto manufacturers, including FCA, to introduce technology including a combination of auditory and visual alerts to remind parents and caregivers to check the back seat upon leaving a vehicle to help address the risk of pediatric heatstroke in children left in cars. The commitment is to install such technology in essentially all cars and trucks by the 2025 model year or sooner.
At times, organizations like NHTSA or the U.S. Insurance Institute of Highway Safety (“IIHS”) issue or reissue safety ratings applicable to vehicles. In October 2019, NHTSA announced a plan to propose significant updates and upgrades to its New Car Assessment Program, also known as the Five-star Safety Ratings Program, in 2020. The details are not known at this time, but are expected to include new test dummies, changes to the mandatory label, new test procedures and evaluation of new technologies. Depending on the content of the final changes, this set of changes could impact the market competitiveness of the affected vehicles.
In 2016, NHTSA issued a Notice of Proposed Rulemaking (“NPRM”) designed to enable vehicle-to-vehicle communication technology. Rulemaking in this area has been inactive since then, and any additional costs that would have been associated with the NPRM are deferred for the foreseeable future. However, NHTSA has engaged with industry to confirm continued interest in facilitating the growth of this technology.
Furthermore, NHTSA has issued non-binding guidelines for addressing cybersecurity issues in the design and manufacture of new motor vehicles, as well as guidance for the investigation and validation of cybersecurity measures.
In January 2018, Mexico issued an amendment to the Consumers' Protection Law (“CPL”) regarding safety regulations based on U.S. standards. The CPL, among other things, includes a deadline for vehicle manufacturers to provide to the Federal Consumer Protection Agency (i) the launch date and a detailed description of every safety campaign applicable to vehicles sold in Mexico, (ii) mandatory recall campaigns, based on international agencies' investigations and guidelines, (iii) mandatory repurchase, repair or replacement (with a new vehicle model having the same characteristics) of vehicles that risk the consumer's safety, health or life or threatens the consumer's personal financial condition, and (iv) mandatory product withdrawal, when the Federal Consumer Protection Agency determines that the vehicle could risk the consumer's safety, health or life or affect the consumer's personal financial condition.
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

APAC Region
Many countries in the Asia Pacific region, including China, South Korea, Japan and India, have adopted or are adopting measures for pedestrian protection and vehicle safety regulations. China published the Regulation for Administration of Recall of Defective Vehicles effective in 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective in 2016. In 2019, State Administration for Market Supervision and Regulation in China issued a notice requiring close supervision of defects reporting and recall of new energy vehicles. In addition, India has implemented vehicle crash regulations effective in 2017 for new models and 2019 for all models, and has introduced for implementation in 2019 new standards relating to pedestrian safety, compulsory installation of airbags, speed limit reminders, anti-lock braking systems and reverse parking sensors. Further, in June 2019 the Indian Government Cabinet approved the “Road Transport and Safety Bill, 2015” which, among other things, covers provisions relating to the recall of vehicles. In South Korea, amendments to major provisions relating to vehicle accidents, fire incidents, defect reporting and recall procedures have been proposed that may considerably increase the liabilities and penalties of vehicle manufacturers.
EMEA Region
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or, in very limited cases and aspects, by individual Member States. In 2009, the EU established a uniform legal framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation known as the “General Safety Regulation” (“GSR”) aimed at incorporating relevant United Nations standards. The incorporation of United Nations standards commenced in 2012. In 2014, discussions began in Europe for a comprehensive upgrade to the GSR, which is expected to lead to the implementation of a variable suite of passive and active safety technologies, depending on vehicle type and classification. The significant items for the most common vehicles include advanced emergency braking, intelligent speed assistance, emergency lane keeping, driver drowsiness and attention warning, advanced driver distraction warning, reversing detection, event data recorder, protection of pedestrians, cyclists and other vulnerable road users, and an expanded scope of front and side crash testing. Also included are the introduction of automated vehicle provisions, such as a driver availability monitoring system or vehicle platooning. The updated GSR was published in 2019 and implementation of this upgraded GSR for new vehicle and vehicle types will begin in 2022.  In addition, in-vehicle emergency call systems became mandatory for new type-approved vehicles in the EU, Israel and Turkey markets in 2018. In Russia, a similar in-vehicle emergency call system became mandatory in 2015 and there are currently draft regulations for these systems in some countries in the Middle East region.
Industrial Environmental Control
Our operations are subject to a wide range of environmental protection laws including those laws regulating air emissions, water discharges, waste management and environmental clean-up. Certain environmental statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal, or ownership of a disposal site. Under certain circumstances, these laws impose liability for related damages to natural resources. Our Environmental Management System (“EMS”) formalizes our commitment to responsible management of methodologies and processes designed to prevent or reduce the environmental impact of our manufacturing activities. ISO 14001 is an internationally agreed standard that sets out the requirements for an EMS. At December 31, 2019, the majority of the Group's manufacturing plants have an ISO 14001 certified EMS in place.
Our commitment to environmental and sustainability issues is also reflected through our internal World Class Manufacturing (“WCM”) system.
Workplace Health and Safety
FCA aims to provide all employees with a safe, healthy and productive work environment at every facility worldwide and in every area of activity. Accordingly, the Group focuses on identifying and evaluating workplace safety risks, implementing internal and governmental safety and ergonomic standards, promoting employee awareness and safe behavior and encouraging a healthy lifestyle.
The goal of achieving zero accidents is formalized in the targets set by FCA, as well as through global adoption of an Occupational Health and Safety Management System (“OHSMS”) certified to the Occupational Health and Safety Assessment Series (“OHSAS”) 18001 standard. At December 31, 2019, the vast majority of our manufacturing plants had an OHSMS in place that was OHSAS 18001 certified.

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

FINANCIAL OVERVIEW
Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Group
The following discussion of our financial condition and results of operations should be read together with the information included under “GROUP OVERVIEW”, “SELECTED FINANCIAL DATA” and the Consolidated Financial Statements included elsewhere in this report. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward looking statements.
Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Group for the year ended December 31, 2017 was previously included in the section “FINANCIAL OVERVIEW” in the 2018 Annual Report and Form 20-F, as filed with the SEC on February 20, 2019, and has not been included in this report. Industrial free cash flows excluding Magneti Marelli and Adjusted diluted EPS for 2017 were not previously disclosed and have been disclosed below.
Trends, Uncertainties and Opportunities
Our results of operations and financial condition are affected by a number of factors, including those that are outside our control.
Shipments. Vehicle shipments are generally driven by expectations of consumer demand for vehicles, which is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers, as discussed further below. Transfer of control, and therefore revenue recognition, generally corresponds to vehicle shipment to dealers or distributors. This generally occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to the dealer or distributor, or when the vehicle is made available to the dealer or distributor. Shipments and revenue recognition are not necessarily directly correlated with retail sales by dealers, which may be affected by other factors including dealer decisions as to appropriate inventory levels.
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
Costs we incur in the initial research phase for new projects (which may relate to vehicle models, vehicle platforms, powertrains or technology) are expensed as incurred and reported as Research and development costs. Costs we incur for product development are capitalized and recognized as intangible assets if and when the following two conditions are both satisfied: (i) development expenditures can be measured reliably and (ii) the technical feasibility of the project, and the anticipated volumes and pricing indicate it is probable that the development expenditures will generate future economic benefits. Capitalized development expenditures include all costs that may be directly attributed to the development process. Such capitalized development expenditures are amortized on a straight-line basis commencing from start of production over the expected economic useful life of the product developed and based on an end date that we estimate to correspond to the end of the useful life of such product, we recognize and report such amortization as Research and development costs in our Consolidated Income Statement. Any changes in the expected end date of vehicle production (extensions, accelerations or terminations) result in a prospective change in the period over which the asset is amortized.

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
In order to meet expected changes in consumer demand and regulatory requirements, we intend to invest significant resources in product development and research and development. New markets for alternative fuel source vehicles and autonomous vehicles are also continuing to emerge and we expect to invest resources in these areas in order to meet future demand and to support compliance with emissions and fuel efficiency requirements. In addition, global demand continues to shift from passenger cars to utility vehicles and away from diesel-powered vehicles.
Cost of revenues. Cost of revenues includes purchases (including costs related to the purchase of components and raw materials), labor costs, depreciation, amortization, logistic and product warranty and recall campaign costs. We purchase a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. These purchases have historically accounted for 70-80 percent of total Cost of revenues. Fluctuations in Cost of revenues are primarily related to the number of vehicles we produce and sell along with shifts in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore higher costs per unit. Cost of revenues may also be affected by fluctuations in raw material prices. The cost of raw materials has historically comprised 10-15 percent of the total purchases described above, while the remaining portion of purchases is made of components, conversion of raw materials and overhead costs. We typically seek to manage these costs and minimize their volatility by using fixed price purchase contracts, commercial negotiations and technical efficiencies. Nevertheless, our Cost of revenues related to materials and components has increased as a result of recent tariff activity, and uncertainty related to tariffs and trade policy in our larger markets including the U.S. and China have made managing our raw material costs difficult to predict. Our Cost of revenues has also increased as we have significantly enhanced the content of our vehicles as we renew and refresh our product offerings. Over time, technological advancements and improved material sourcing may reduce the cost to us of the additional enhancements. In addition, we seek to recover higher costs through pricing actions, but even when market conditions permit this, there may be a time lag between the increase in our costs and our ability to realize improved pricing. Accordingly, our results are typically adversely affected, at least in the short term, until price increases are accepted in the market.
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
Pricing. Our profitability depends in part on our ability to maintain or improve pricing on the sale of our vehicles to dealers and fleet customers and will also be significantly impacted by our ability to pass along the increased costs of the technology needed to meet increased regulatory compliance requirements. However, as described above, import duties and tariffs affecting raw materials or component pricing may in some instances increase the price charged to our customers, where the market can accept such price increases in that particular market or otherwise impact our profitability if we are unable to increase prices to our customers.
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

Vehicle Profitability. Our results of operations reflect the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size, content of those vehicles and brand positioning. Vehicle profitability also depends on sales prices to dealers and fleet customers, net of sales incentives, costs of materials and components, as well as transportation and warranty costs. In the North America segment, our larger vehicles such as our larger SUVs and pickup trucks have historically been more profitable on a per vehicle basis than other vehicles and accounted for approximately 71 percent of our total U.S. retail vehicle shipments in 2019. In recent years, consumer preferences for certain larger vehicles, such as SUVs, have increased; however, there is no guarantee this will continue.
In all mass-market vehicle segments throughout the world, vehicles equipped with additional options selected by the dealer are generally more profitable for us. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. In addition, in the U.S. and Europe, our vehicle sales to dealers for sale to their retail consumers are normally more profitable than our fleet sales, in part because the retail consumers are more likely to prefer additional optional features while fleet customers increasingly tend to concentrate purchases on smaller, more fuel-efficient vehicles with fewer optional features, which have historically had a lower profitability per unit.
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
We pursue compliance with fuel economy and greenhouse gas regulations in the markets where we operate through the most cost effective combination of developing, manufacturing and selling vehicles with better fuel economy and lower emissions, purchasing regulatory emissions credits and paying regulatory expenses. The cost of each of these components of our strategy has increased and is expected to continue to increase in the future. As the costs of each of these components, particularly the relative costs of each component, changes, we intend to adjust our strategies to the extent feasible in an effort to pursue the most cost effective means of meeting our regulatory compliance obligations. In addition, these costs and the costs incurred to meet other regulatory requirements may be difficult to pass through to customers, so the increased costs may affect our results of operations and profitability.
Further, developments in regulatory requirements in China, the largest single market in the world in 2019, limit in some respects, the product offerings we can pursue as we expand the scope of our operations in that country. Refer to Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate- Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results. for more information. In addition, recent legal proceedings instituted by the U.S. federal government have challenged the jurisdiction of U.S. states, such as California, to impose their own regulations on the vehicles that we sell, resulting in uncertainty regarding the applicability of these regulations.

Tariffs and Trade Policy. There has been a recent and significant increase in activity and speculation regarding tariffs and duties between the U.S. and its trading partners, including China and the EU. Tariffs or duties implemented between the U.S. and its trading partners, and the implementation of the USMCA, may reduce consumer demand and/or make our products less profitable. In addition, the availability and price at which we are able to source components and raw materials globally may be adversely affected.
Consolidation. The automotive industry is exceptionally capital intensive and capital expenditures and research and development requirements in our industry have continued to grow significantly in recent years as we pursue technological innovations and respond to a number of challenges. Compliance with enhanced emissions and safety regulations continue to impose new and increasing capital requirements as does the development of proprietary components. On December 17, 2019, we signed a binding Combination Agreement with Peugeot S.A. providing for a 50/50 merger (the “FCA-PSA Merger”) to create the 4th largest global automotive OEM by volume and 3rd largest by revenue. While we continue to implement our business plan, and we believe that our business will continue to grow and our operating margins will continue to improve, if we are unable to reduce our capital requirements through consummation of the FCA-PSA Merger, or cooperation or consolidation with other manufacturers, we may not be able to reduce component development costs, optimize manufacturing investments or product allocation and improve utilization of tooling, machinery and equipment, as a result of which our product development and manufacturing costs will continue to restrict our profitability and return on capital. Although there can be no assurance that these challenges can be overcome through large scale integration or product development and manufacturing collaboration, if we are unable to pursue such benefits our returns on capital employed may be impaired which could adversely affect our results of operations and financial condition.
FCA-PSA Merger. Completion of the FCA-PSA Merger is subject to several conditions beyond our control that may prevent, delay or otherwise adversely affect its completion. In addition, even if the FCA-PSA Merger is completed, challenges in the integration process may arise and the synergies we expect to realize may not be realized in a timely manner or at all.
Dealer and Customer Financing. Given that a large percentage of the vehicles we sell to dealers and retail customers worldwide are financed, the availability and cost of financing is a significant factor affecting our vehicle shipment volumes and Net revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. The low interest rate environment in recent years has had the effect of reducing the effective cost of vehicle ownership. While interest rates in the U.S. and Europe have been at historically low levels, the availability and terms of financing will likely continue to change over time, impacting our results. We currently operate in many regions (including the U.S.) without a captive finance company, and we continue to provide access to financing through joint ventures and third party arrangements in several of our key markets (including the U.S.). Therefore, we may be less able to ensure availability of financing for our dealers and retail customers in those markets than our competitors that own and operate affiliated finance companies.
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact. Given the size of our U.S. operations, a strengthening of the U.S. Dollar against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in the U.S. of vehicles and components produced in Europe. Foreign exchange rates, including the U.S. Dollar/Euro exchange rate, have fluctuated significantly in 2019, and may continue to do so in the future. We are primarily financed by a mix of Euro, U.S. dollar and Brazilian Real denominated debt. Given the mix of our debt and liquidity, strengthening of the U.S. dollar against the Euro generally would have a positive impact on our net cash position.
In order to reduce the impacts of foreign exchange rates, we hedge a percentage of certain exposures. Refer to Note 30, Qualitative and quantitative information on financial risks within our Consolidated Financial Statements included elsewhere in this report for additional information.

Shipment Information
As discussed in GROUP OVERVIEW—Overview of Our Business, our activities are carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and the Maserati global luxury brand segment. The following table sets forth our vehicle shipment information by segment. Vehicle shipments are generally aligned with current period production which is driven by our plans to meet consumer demand. Revenue is recognized when control of our vehicles, services or parts has been transferred and the Group’s performance obligations to our customers have been satisfied. The Group has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors or fleet customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts are made available to the customer, or when the vehicles or service parts are released to the carrier responsible for transporting them to the customer. New vehicle sales through the Guaranteed Depreciation Program (“GDP”) are recognized as revenue when control of the vehicle transfers to the fleet customer, except in situations where the Group issues a put for which there is a significant economic incentive to exercise. Refer to Note 2, Basis of preparation, within our Consolidated Financial Statements included elsewhere in this report for further details on our revenue recognition policy.
For a description of our dealers and distributors see GROUP OVERVIEW—Sales Overview. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues are recorded in any given period.

	Years ended December 31,
(thousands of units)	2019	2018
North America	2,401	2,633
LATAM	577	585
APAC	76	84
EMEA	1,199	1,318
Maserati	19	35
Total Consolidated shipments	4,272	4,655
Joint venture shipments	146	187
Total Combined shipments	4,418	4,842
For discussion of shipments for North America, LATAM, APAC, EMEA and Maserati for 2019 as compared to 2018, refer to —Results by Segment below.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), Industrial free cash flows and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with IFRS as issued by the IASB as well as IFRS adopted by the European Union.
Adjusted EBIT: excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2019-2021 equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council (“GEC”).
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
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2014-2018 equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
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
Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing quality of earnings.

Refer to the section Group Results below for a reconciliation of this non-GAAP measure to Diluted earnings per share from continuing operations, which is the most directly comparable measure included in our Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from continuing operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric, and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
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
Constant Currency Information: the discussion within section Group Results includes information about our results at CER, which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Results of Operations
Group Results – 2019 compared to 2018
The following is a discussion of the Group's results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

	Years ended December 31,
(€ million)	2019	2018
Net revenues	€108,187	€110,412
Cost of revenues	93,164	95,011
Selling, general and other costs	6,455	7,318
Research and development costs	3,612	3,051
Result from investments	209	235
Gains on disposal of investments	15	—
Restructuring costs	154	103
Net financial expenses	1,005	1,056
Profit before taxes	4,021	4,108
Tax expense	1,321	778
Net profit from continuing operations	2,700	3,330
Profit from discontinued operations, net of tax	3,930	302
Net profit	€6,630	€3,632

Net profit attributable to:
Owners of the parent	€6,622	€3,608
Non-controlling interests	€8	€24

Net profit from continuing operations attributable to:
Owners of the parent	€2,694	€3,323
Non-controlling interests	€6	€7

Net profit from discontinued operations attributable to:
Owners of the parent	€3,928	€285
Non-controlling interests	€2	€17
As of January 1, 2019 the Group adopted IFRS 16 - Leases using the modified retrospective approach and did not restate prior year comparatives. The impact of the adoption of this new standard is not material and the Group does not expect a material impact from the adoption of this new standard on an ongoing basis. Refer to Note 2, Basis of preparation, within our Consolidated Financial Statements included elsewhere in this report, for further information.
Net revenues

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Net revenues	€108,187	€110,412	(2.0)%	(5.2)%
For a discussion of Net revenues for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati) for 2019 as compared to 2018 see Results by Segment below.

Cost of revenues

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Cost of revenues	€93,164	€95,011	(1.9)%	(5.1)%
Cost of revenues as % of Net revenues	86.1%	86.1%
Cost of revenues includes purchases (including commodity costs), labor costs, depreciation, amortization, logistic, product warranty and recall campaign costs.
The decrease in Cost of revenues in 2019 compared to 2018 was primarily related to (i) volume decreases in North America, EMEA and Maserati, which were partially offset by (ii) increases resulting from foreign currency translation effects, (iii) overall mix, product costs and enhancements on recently launched vehicles in North America, and (iv) impairment of assets, as described below.
Included within Cost of revenues for 2019 were amounts of €425 million (€370 million in 2018), which represent primarily the accrual of regulatory expenses and the utilization of regulatory credits, mainly in North America and EMEA.
Cost of revenues also includes significant costs that contribute to regulatory compliance but which are not separately quantifiable as they are elements within broader initiatives, such as technology deployment in terms of powertrain upgrades and alternative powertrains, along with actions to improve vehicle demand energy. For further detail, refer to Environmental and Other Regulatory Matters included elsewhere in this report.
During 2019, rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms. The impairment charges totaled €1,376 million, composed of €563 million of Property, plant and equipment recognized within Cost of revenues and €813 million of previously capitalized development costs recognized within Research and development costs and excluded from Adjusted EBIT. Of these charges, €435 million relates to the EMEA segment, €148 million relates to the Maserati segment and the remaining €793 million is not allocated to a specific region as the platform assets that have been impaired are used to produce Alfa Romeo vehicles sold in several of our regions. Refer to Note 2, Basis of preparation - Use of Estimates in the Consolidated Financial Statements included elsewhere in this Report.
Selling, general and other costs

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Selling, general and other costs	€6,455	€7,318	(11.8)%	(13.7)%
Selling, general and other costs as% of Net revenues	6.0%	6.6%
The decrease in Selling, general and other costs in 2019 as compared with 2018 was primarily due to the non-repeat of the €748 million charge for estimated costs related to U.S. diesel emissions matters recognized during 2018 and the U.S special bonus payment of €111 million in 2018 as a result of the Tax Cuts and Jobs Act in the U.S., which were excluded from Adjusted EBIT. Net of these charges, Selling, general and other costs decreased primarily due to lower advertising expenses in EMEA and North America and efficiencies resulting from restructuring actions in EMEA.
Selling, general and other costs includes advertising, personnel and administrative costs. Advertising costs amounted to approximately 47 percent and 42 percent of total Selling, general and other costs for the years ended December 31, 2019 and 2018 respectively. Advertising costs were consistent for the years ended December 31, 2019 and 2018, with the increase in advertising costs as a proportion of total Selling, general and other costs primarily due to lower total Selling, general and other costs in 2019 from the non-repeat of the charge recognized in 2018, referred to above.

Research and development costs

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Research and development expenditures expensed	€1,305	€1,448	(9.9)%	(13.3)%
Amortization of capitalized development expenditures	1,358	1,456	(6.7)%	(8.9)%
Impairment and write-off of capitalized development expenditures	949	147	n.m.	n.m.
Total Research and development costs	€3,612	€3,051	18.4%	15.6%
______________________________________________________________________________________________________________________________
n.m. = numbers are not meaningful

	Years ended December 31,
	2019	2018
Research and development expenditures expensed as % of Net revenues	1.2%	1.3%
Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.3%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.9%	0.1%
Total Research and development costs as % of Net revenues	3.3%	2.8%
The following table summarizes our research and development expenditures for the years ended December 31, 2019 and 2018:

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Capitalized development expenditures	€2,889	€2,079	39.0%
Research and development expenditures expensed	1,305	1,448	(9.9)%
Total Research and development expenditures	€4,194	€3,527	18.9%
Capitalized development expenditures as % of Total Research and development expenditures	68.9%	58.9%
Total Research and development expenditures as % of Net revenues	3.9%	3.2%
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
The decrease in the Research and development expenditures expensed in 2019 compared to 2018 was primarily due to the higher capitalization of costs, consistent with the progress in the stage of development of models in North America, primarily the Jeep brand, EMEA and Maserati.
The decrease in the Amortization of capitalized development costs in 2019 compared to 2018 was primarily due to the cycle of the current product range.
The Impairment and write-off of capitalized development expenditures during 2019 was primarily due to the impact of impairment charges of previously capitalized development costs (refer to Cost of Revenues above). The impairment and write-off of capitalized development expenditures during the year ended December 31, 2018, primarily in EMEA, was due to changes in product plans in connection with the 2018-2022 business plan.
The increase in total Research and development expenditures in 2019 compared to 2018 reflects the efforts in the continued renewal and enrichment of our product portfolio.

The increase in Capitalized development expenditures as a proportion of total Research and development expenditures in 2019 compared to 2018 was due to increased spending for the development of new models to be launched in 2020 and 2021.
Result from investments

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Result from investments	€209	€235	(11.1)%
The decrease in Result from investments in 2019 compared to 2018 was primarily attributable to lower GAC FCA JV results.
Net financial expenses

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Net financial expenses	€1,005	€1,056	(4.8)%
The decrease in Net financial expenses in 2019 compared to 2018 was primarily due to the average reduction in gross debt, partially offset by €88 million of interest on lease liabilities recognized following the adoption of IFRS 16.
Tax expense

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Tax expense	€1,321	€778	69.8%
Effective tax rate	32.7%	18.5%	+1420 bps
The increase in Tax expense in 2019 compared to 2018 was primarily attributable to (i) a non-recurring net €334 million tax benefit recognized for U.S. prior years’ tax positions finalized in 2018, including a reduction to the estimated 2017 U.S. one-time deemed repatriation tax expense by €70 million and tax benefit of €94 million from an accelerated discretionary pension contribution (refer to Note 19, Employee benefits liabilities within our Consolidated Financial Statements for additional detail); and (ii) higher operating results in North America. Refer to Note 7, Tax expense in the Consolidated Financial Statements included elsewhere in this report for additional information.
The increase in the effective tax rate to 33 percent in 2019 from 19 percent in 2018 primarily related to the (i) non-recurring benefit recognized for U.S. prior years’ tax positions finalized in 2018; and (ii) no corresponding tax benefit for primarily all of the impairment charges of €1,376 million recognized in relation to the rationalization of product portfolio plans (refer to Cost of Revenues above), due to partial recognition of deferred tax assets in Italy.
Net profit from continuing operations

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Net profit from continuing operations	€2,700	€3,330	(18.9)%
The decrease in Net profit from continuing operations in 2019 compared to 2018 was mainly driven by the pre-tax impact of €1,376 million impairment of assets recognized in relation to the rationalization of product portfolio plans (refer to Cost of Revenues above) and the increase in tax charges, as described above, partially offset by the non-repeat of €748 million for estimated costs related to U.S. diesel emissions matters recognized during 2018. Decreased operating performance in EMEA and Maserati was offset by improvements in APAC, LATAM and North America.

Profit from discontinued operations, net of tax

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Profit from discontinued operations, net of tax	€3,930	€302	n.m.
______________________________________________________________________________________________________________________________
n.m. = number not meaningful
    Magneti Marelli, including the gain on sale of €3,771 million and related tax expense of €2 million, is presented as a discontinued operation in the Consolidated Financial Statements for the years ended December 31, 2019 and 2018. For more information, refer to Note 3, Scope of consolidation, within our Consolidated Financial Statements included elsewhere in this report.
The impact of ceasing depreciation of the property, plant and equipment and amortization of the intangible assets of Magneti Marelli on its classification as held for sale as required by IFRS 5 was €134 million for the period up to the completion of the sale transaction on May 2, 2019 (€96 million for the year ended December 31, 2018) net of tax of €27 million (€20 million for the year ended December 31, 2018).
Adjusted EBIT

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Adjusted EBIT	€6,668	€6,738	(1.0)%	(5.1)%
Adjusted EBIT margin (%)	6.2%	6.1%	+10 bps	—
The following charts present our Adjusted EBIT walk by segment for 2019 as compared to 2018:
For the year ended December 31, 2019, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €218 million, net of intercompany eliminations. For the year ended December 31, 2018, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €546 million, net of intercompany eliminations. For more information, refer to Note 3, Scope of consolidation, within our Consolidated Financial Statements included elsewhere in this report.

For a discussion of Adjusted EBIT for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati) in 2019 as compared to 2018 see Results by Segment below.
The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted EBIT:

	Years ended December 31,
(€ million)	2019	2018
Net profit from continuing operations	€2,700	€3,330
Tax expense	1,321	778
Net financial expenses	1,005	1,056
Adjustments:
Impairment expense and supplier obligations	1,542	353
Restructuring costs, net of reversals	154	103
Gains on disposal of investments	(15)	—
Brazilian indirect tax - reversal of liability/recognition of credits	(164)	(72)
Charge for U.S. diesel emissions matters	—	748
China inventory impairment	—	129
Costs for recall, net of recovery - airbag inflators	—	114
U.S. special bonus payment	—	111
Employee benefits settlement losses	—	92
Port of Savona (Italy) flood and fire	—	43
(Recovery of)/costs for recall - contested with supplier	—	(50)
North America capacity realignment	—	(60)
Other	125	63
Total Adjustments	1,642	1,574
Adjusted EBIT	€6,668	€6,738
During the year ended December 31, 2019 Adjusted EBIT excluded adjustments primarily related to:

•
€1,542 million relating to the impairment expense of €1,376 million recognized in relation to the rationalization of product portfolio plans (refer to Cost of Revenues above), as well as impairment expense of €98 million in North America, €62 million in Maserati, and supplier obligations of €6 million in EMEA;

•
€154 million of restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €118 million related to the recognition of provisions for restructuring (refer to Note 20, Provisions in the Consolidated Financial Statements included elsewhere in this report), partially offset by the reversal of previously recorded provisions, primarily €46 million in EMEA;

•
€164 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 15, Trade and other receivables in the Consolidated Financial Statements included elsewhere in this report); and

•
€125 million of Other costs, primarily relating to litigation proceedings (refer to Note 25, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report for further details).

During the year ended December 31, 2019 impairment charges of €1,589 million were recorded, classified within Impairment expense and supplier obligations, Restructuring costs, net of reversals and Other above. These comprised €636 million of Property, plant and equipment (refer to Note 11, Property, plant and equipment in the Consolidated Financial Statements included elsewhere in this report) and €953 million of Other intangible assets (refer to Note 10, Other intangible assets in the Consolidated Financial Statements included elsewhere in this report).

During the year ended December 31, 2018 Adjusted EBIT excluded adjustments primarily related to

•
€748 million provision recognized for costs related to final settlements reached on civil, environmental and consumer claims related to U.S. diesel emissions matters (refer to Note 25 - Guarantees granted, commitments and contingent liabilities to the Consolidated Financial Statements included elsewhere in this report);

•
€353 million relating to impairment expense of €297 million and supplier obligations of €56 million, primarily in EMEA, resulting from changes in product plans in connection with the 2018-2022 business plan;

•	€129 million relating to impairment of inventory in connection with the accelerated adoption of new emission standards in China and slower than expected sales;

•
€114 million costs for recall, net of recovery in relation to Takata airbag inflators. During 2017, €102 million costs were recorded in Cost of revenues, relating to an expansion of the scope of the Takata airbag inflator recalls, of which €29 million related to the previously announced recall in North America and €73 million related to the preventative safety campaigns in LATAM. As the charges for the warranty adjustment were due to an industry-wide recall resulting from parts manufactured by Takata, and, due to the financial uncertainty of Takata, we determined these charges were unusual in nature, and as such, the charges for 2017 and 2018 were excluded from Adjusted EBIT (refer to Note 25, Guarantees granted, commitments and contingent liabilities, within our Consolidated Financial Statements included elsewhere in this report for additional information);

•
€111 million charge in relation to a special bonus payment, announced January 11, 2018, of U.S.$2,000 to approximately 60,000 hourly and salaried employees in the United States, excluding senior management, as a result of the Tax Cuts and Jobs Act;

•	€103 million relating to restructuring costs, which included €123 million of costs in EMEA offset by a €28 million reversal of previously recorded restructuring costs in LATAM;

•	€92 million charge arising on settlement of a portion of a supplemental retirement plan and an annuity buyout in North America;

•	€43 million charge in relation to costs incurred in relation to the flood and fire in the Port of Savona (Italy);

•	€50 million gain from the partial recovery of amounts accrued in 2016 in relation to costs for a recall which were contested with a supplier;

•
€60 million reduction of costs previously provided in relation to the North America capacity realignment plan. During the year ended December 31, 2015, as part of the plan to improve margins in North America, the Group realigned a portion of its manufacturing capacity in the region to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure; and

•	€72 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.
Adjusted net profit

	Years ended December 31,		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Adjusted net profit	€4,297	€4,707	(8.7)%
The decrease in Adjusted net profit in 2019 compared to 2018 was primarily driven by an increase in Tax expense. The slight decrease in operating performance was offset by lower net financial expenses.

The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted net profit:

	Years ended December 31,
(€ million)	2019	2018
Net profit from continuing operations	€2,700	€3,330
Adjustments (as above)	1,642	1,574
Tax impact on adjustments	(122)	(125)
Net derecognition of deferred tax assets and other tax adjustments	77	—
Impact of U.S. tax reform	—	(72)
Total adjustments, net of taxes	1,597	1,377
Adjusted net profit	€4,297	€4,707
During the year ended December 31, 2019, Adjusted net profit excluded adjustments related to:

•	€122 million gain reflecting the tax impact on the items excluded from Adjusted EBIT above; and

•	€77 million charge reflecting net derecognition of deferred tax assets and other tax adjustments.
During the year ended December 31, 2018 Adjusted net profit excluded adjustments related to:

•	€125 million gain reflecting the tax impact on the items excluded from Adjusted EBIT above; and

•	€72 million gain relating to the impact of December 2017 U.S. tax reform.
Adjusted diluted EPS

	Years ended December 31,			Increase/(Decrease)
(€ per share)	2019	2018	2017	2019 vs. 2018	2018 vs. 2017
Adjusted diluted EPS	€2.73	€3.00	€2.25	(9.0)%	33.3%
The following table summarizes the reconciliation of Diluted earnings per share from continuing operations, which is the most directly comparable measure included in the Consolidated Financial Statements, to Adjusted diluted earnings per share:

	Years ended December 31,
(€ per share except otherwise noted)	2019	2018	2017(1)
Diluted earnings per share from continuing operations	€1.71	€2.12	€2.11
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations	1.02	0.88	0.14
Adjusted diluted earnings per share	€2.73	€3.00	€2.25
Weighted average number of shares outstanding for Diluted earnings per share from continuing operations (thousand)	1,570,850	1,567,839	1,556,306
______________________________________________________________________________________________________________________________
(1) Total adjustments, net of tax for the year ended December 31, 2017 was €221 million, as disclosed in the 2018 Annual Report and Form 20-F as filed with the SEC on February 20, 2019.

Results by Segment – 2019 compared to 2018

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	Years ended December 31,
	2019	2018	2019	2018	2019	2018
North America	€73,357	€72,384	€6,690	€6,230	2,401	2,633
LATAM	8,461	8,152	501	359	577	585
APAC	2,814	2,703	(36)	(296)	76	84
EMEA	20,571	22,815	(6)	406	1,199	1,318
Maserati	1,603	2,663	(199)	151	19	35
Other activities	3,009	2,888	(173)	(40)	—	—
Unallocated items & eliminations(1)	(1,628)	(1,193)	(109)	(72)	—	—
Total	€108,187	€110,412	€6,668	€6,738	4,272	4,655
______________________________________________________________________________________________________________________________
(1) Includes intercompany transactions which are eliminated in consolidation and certain costs related to Alfa Romeo that are not allocated to the regional mass-market vehicle segments.
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the year ended December 31, 2019 as compared to the year ended December 31, 2018. We review changes in our results of operations with the following operational drivers:

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

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

North America

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
	2019	2018	% Actual	% CER
Shipments (thousands of units)	2,401	2,633	(8.8)%	—
Net revenues (€ million)	€73,357	€72,384	1.3%	(3.7)%
Adjusted EBIT (€ million)	€6,690	€6,230	7.4%	1.6%
Adjusted EBIT margin (%)	9.1%	8.6%	+50 bps	—
Shipments
The decrease in vehicle shipments in 2019 compared to 2018 was primarily due to dealer stock discipline, partially offset by volumes of all-new Jeep Gladiator and higher Ram 1500 shipments. Shipments reflected decreases in (i) the U.S. of 251 thousand units (-11 percent) and (ii) Mexico of 6 thousand units (-9 percent), which were partially offset by an increase in (iii) Canada of 26 thousand units (+12 percent).
Net revenues
North America Net revenues in 2019 were in line compared to 2018, primarily from €2.3 billion overall favorable mix, from favorable model mix partially offset by negative channel mix, and €3.7 billion favorable foreign exchange translation effects, offset by €5.3 billion lower volumes.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for 2019 as compared to 2018:
The increase in North America Adjusted EBIT in 2019 compared to 2018 was primarily attributable to:

•	favorable model mix and positive net price;

•	industrial efficiencies;

•	lower advertising costs; and

•	favorable foreign exchange translation effects.

These were partially offset by:

•	lower volumes; and

•	increased product costs on new vehicles, included within Industrial costs.
LATAM

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
	2019	2018	% Actual	% CER
Shipments (thousands of units)	577	585	(1.4)%	—
Net revenues (€ million)	€8,461	€8,152	3.8%	7.6%
Adjusted EBIT (€ million)	€501	€359	39.6%	55.8%
Adjusted EBIT margin (%)	5.9%	4.4%	+150 bps	—
Shipments
LATAM vehicle shipments in 2019 were in line compared to 2018, with increased volumes in Brazil offset by lower volumes in other markets, primarily Argentina due to continued market decline. Shipments reflected (i) an increase of 49 thousand units (+11 percent) in Brazil, more than offset by (ii) a decrease of 43 thousand units (-46 percent) in Argentina and (iii) a decrease of 14 thousand units (-34 percent) in other LATAM markets.
Net revenues
The increase in LATAM Net revenues in 2019 compared to 2018 was primarily due to positive net pricing, including recognition of Brazilian indirect tax credits, partially offset by negative foreign exchange effects.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for 2019 as compared to 2018:
The increase in LATAM Adjusted EBIT in 2019 compared to 2018 was primarily attributable to:

•	higher Net revenues and industrial efficiencies.

These were partially offset by:

•	purchasing cost inflation;

•	higher import and export duties; and

•	negative foreign exchange effects.
Amounts totaling €164 million for credits recognized in relation to a definitive favorable court decision in the COFINS over ICMS litigation in Brazil were excluded from Adjusted EBIT, consistent with the treatment of the related recognition of previous credits in 2018 and the reversal of an indirect tax liability in 2017. Refer to 22, Other liabilities and Tax liabilities in the Consolidated Financial Statements included elsewhere in this report.

APAC

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
	2019	2018	% Actual	% CER
Combined shipments (thousands of units)	149	209	(28.7)%	—
Consolidated shipments (thousands of units)	76	84	(9.5)%	—
Net revenues (€ million)	€2,814	€2,703	4.1%	1.4%
Adjusted EBIT (€ million)	€(36)	€(296)	87.8%	89.6%
Adjusted EBIT margin (%)	(1.3)%	(11.0)%	+970 bps	—
We locally produce and distribute the Jeep Cherokee, Renegade, Compass, Grand Commander and Commander PHEV through the 50% owned GAC FCA JV. The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investments” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments of our consolidated subsidiaries, which includes vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV joint venture are not included in consolidated shipments and are only in combined shipments.
Shipments
The decrease in combined shipments in 2019 compared to 2018 was due to lower GAC FCA JV volumes.
The decrease in consolidated shipments in 2019 compared to 2018 was primarily due to increased Jeep Wrangler volumes more than offset by lower volumes of other vehicles, primarily Jeep Compass and Alfa Romeo Stelvio.
Net revenues
The increase in APAC Net revenues in 2019 compared to 2018 was primarily due to favorable vehicle mix, positive net pricing due to reduced incentives, partially offset by lower volumes.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for 2019 as compared to 2018;
The increase in APAC Adjusted EBIT in 2019 compared to 2018 was primarily attributable to:

•	increased Net revenues; and

•	lower industrial costs.
These were partially offset by:

•	lower GAC FCA JV results, included within Other.
EMEA

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
	2019	2018	% Actual	% CER
Combined shipments (thousands of units)	1,272	1,380	(7.8)%	—
Consolidated shipments (thousands of units)	1,199	1,318	(9.0)%	—
Net revenues (€ million)	€20,571	€22,815	(9.8)%	(10.2)%
Adjusted EBIT (€ million)	€(6)	€406	(101.5)%	(97.9)%
Adjusted EBIT margin (%)	—%	1.8%	-180 bps	—
Shipments
The decrease in EMEA combined and consolidated shipments in 2019 compared to 2018 was primarily attributable to sales channel actions and discontinuation of products. Consolidated shipments reflected (i) a decrease in passenger cars to 926 thousand units (-10 percent) and (ii) a decrease in shipments of LCVs to 273 thousand units (-5 percent).
Net revenues
The decrease in EMEA Net revenues in 2019 compared to 2018 was primarily attributable to €1.7 billion relating to lower volumes.

Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for 2019 as compared to 2018:
The decrease in EMEA Adjusted EBIT in 2019 compared to 2018 was primarily attributable to:

•	lower volumes;

•	higher incentives; and

•	increased compliance and product costs.
These were partially offset by:

•	reduced advertising costs;

•	labor efficiencies resulting from restructuring actions; and

•	favorable model and channel mix.

Maserati

			Increase/(Decrease)
	Years ended December 31,		2019 vs. 2018
	2019	2018	% Actual	% CER
Shipments (thousands of units)	19	35	(45.7)%	—
Net revenues (€ million)	€1,603	€2,663	(39.8)%	(41.0)%
Adjusted EBIT (€ million)	€(199)	€151	(231.8)%	(231.8)%
Adjusted EBIT margin (%)	(12.4)%	5.7%	-1810 bps	—
Shipments
The decrease in Maserati shipments in 2019 compared to 2018 was primarily due to lower sales and planned dealer stock reductions. The decrease was mainly due to North America (-49 percent), China (-34 percent), as well as lower volumes in Europe (-47 percent).
Net revenues
The decrease in Maserati Net revenues in 2019 compared to 2018 was primarily due to lower volumes.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in 2019 compared to 2018 was primarily due to lower Net revenues, adjustments of residual values in the U.S during the second quarter and higher incentives related to accelerated transition to China 6, partially offset by favorable model and market mix.

Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products, (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, including for electrification and autonomous driving, enhance manufacturing efficiency, improve capacity and for maintenance, and for regulatory and environmental compliance. Our capital expenditures in 2020 are expected to be approximately €9.5 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.
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
Fidis S.p.A., our 100 percent owned captive finance company, supports working capital needs in all regions at a Group level (including the Maserati segment), as well as selected Group suppliers, through the offering of receivable and payable financing activity (also known as factoring). In addition, Fidis S.p.A. provides financing to selected dealers in Italy.
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.
The operating cash management and liquidity investment of the Group are coordinated with the objective of ensuring effective and efficient management of the Group’s funds. The Group raises capital in the financial markets through various funding sources.
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
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends and Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report.
Available Liquidity
The following table summarizes our Available liquidity:

	At December 31,
(€ million)	2019	2018
Cash, cash equivalents and current securities(1)	€15,494	€12,669
Undrawn committed credit lines	7,575	7,728
Cash, cash equivalents and current securities - included with Assets held for sale	17	728
Total Available liquidity(2)	€23,086	€21,125
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
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse impact on the Group's ability to meet its liquidity requirements at the dates presented above.
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and Euro. Out of the total €15.5 billion of cash, cash equivalents and current securities available at December 31, 2019 (€12.7 billion at December 31, 2018), €9.3 billion or 60.0 percent were denominated in U.S. Dollar (€7.8 billion, or 58.2 percent, at December 31, 2018) and €2.0 billion, or 12.9 percent, were denominated in Euro (€1.9 billion, or 14.2 percent, at December 31, 2018).
The €2.0 billion increase in total Available liquidity from December 31, 2018 to December 31, 2019 was primarily a result of the proceeds from the sale of Magneti Marelli of €5.8 billion, net of €0.4 billion cash held by Magneti Marelli at the time of the disposal, and €0.2 billion from positive foreign exchange translation differences, partially offset by €3.1 billion of dividends paid. Cash flows from operations of €10.5 billion were more than offset by capital expenditures of €8.4 billion and net repayments of debt of €2.7 billion. Refer to Note 29, Explanatory notes to the Consolidated Statement of Cash Flows, within our Consolidated Financial Statements included elsewhere in this report for additional information.
Refer to Note 21, Debt in the Consolidated Financial Statements included elsewhere in this report for further information regarding the Group's undrawn committed credit lines.

Cash Flows
Year ended December 31, 2019 compared to the year ended December 31, 2018
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2019 and 2018.

	Years ended December 31,
(€ million)	2019(1)	2018(1)
Cash flows from operating activities - continuing operations	€10,770	€9,464
Cash flows (used in)/from operating activities - discontinued operations	(308)	484
Cash flows used in investing activities - continuing operations	(8,178)	(6,106)
Cash flows from investing activities - net cash proceeds, disposal of discontinued operations(2)	5,348	—
Cash flows used in investing activities - discontinued operations	(155)	(632)
Cash flows used in financing activities - continuing operations	(6,152)	(2,695)
Cash flows from/(used in) financing activities - discontinued operations	325	(90)
Translation exchange differences	212	106
Total change in cash and cash equivalents	1,862	531

Cash and cash equivalents at beginning of the period	12,450	12,638
Add: Cash and cash equivalents at beginning of the period included within Assets held for sale	719	—
Total change in cash and cash equivalents	1,862	531
Less: Cash and cash equivalents at end of the period included within Assets held for sale(3)	17	719
Cash and cash equivalents at end of the period	€15,014	€12,450
________________________________________________________________________________________________________________________________________________
(1) Magneti Marelli operating results and cash flows were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Consolidated Statement of Cash Flows for the year ended December 31, 2019, 2018 and 2017 following the classification of Magneti Marelli as a discontinued operations for the year ended December 31, 2018. The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018. All amounts presented above exclude net intercompany amounts (received by)/paid by Magneti Marelli from/to the Group totaling €(200) million for the year ended December 31, 2019 (€(46) million for the year ended December 31, 2018) within operating activities, €(41) million for the year ended December 31, 2019 (€(35) million for the year ended December 31, 2018) within investing activities; and €405 million for the year ended December 31, 2019 (€(410) million for the year ended December 31, 2018) within financing activities.
(2) Included within Cash flows from investing activities - net cash proceeds, disposal of discontinued operations for the year ended December 31, 2019, is €5,348 million reflecting the aggregate cash flows arising from the disposal of Magneti Marelli through the completion of the sale transaction on May 2, 2019, consisting of €5,774 million cash consideration net of €426 million cash balances transferred.
(3) The assets and liabilities of the cast iron automotive components business of Teksid were classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2019. Refer to Note 3, Scope of consolidation within our Consolidated Financial Statements included elsewhere in this report.
Also, refer to our Consolidated Statement of Cash Flows and Note 29, Explanatory notes to the Consolidated Statement of Cash Flows, within our Consolidated Financial Statements included elsewhere in this report for additional information.

Industrial free cash flows
As described in Non-GAAP Financial Measures, Industrial free cash flows is management's key cash flow metric. The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Consolidated Statement of Cash Flows, to Industrial free cash flows for the years ended December 31, 2019, 2018 and 2017. Except as otherwise noted, all amounts presented below exclude Magneti Marelli.

	Years ended December 31,
(€ million)	2019	2018	2017
Cash flows from operating activities (including discontinued operations)	€10,462	€9,948	€10,385
Less: Cash flows from operating activities - discontinued operations	(308)	484	705
Cash flows from operating activities - continuing operations	10,770	9,464	9,680
Less: Operating activities not attributable to industrial activities	74	59	146
Less: Capital expenditures for industrial activities	8,383	5,389	8,102
Add: Net intercompany payments between continuing and discontinued operations	(200)	(46)	21
Add back: Discretionary pension contribution, net of tax	—	478	—
Industrial free cash flows	€2,113	€4,448	€1,453
Industrial free cash flows for the year ended December 31, 2019 decreased as compared to 2018, primarily due to higher capital expenditures as compared to 2018, partially offset by higher cash flows from operating activities.
Industrial free cash flows for the year ended December 31, 2018 increased as compared to 2017, primarily due to lower capital expenditures and improved cash flows from operating activities (excluding impacts from discretionary pension contributions).
Rating Agency updates
In May 2019, Moody’s Investors Service raised the Corporate Family Rating on FCA NV from Ba2 to Ba1 and the rating on the bonds issued or guaranteed by FCA NV from Ba3 to Ba2. In November 2019, Moody’s Investors Service affirmed those ratings and improved the outlook to positive from stable.
In November 2019, S&P Global Ratings placed FCA NV’s long and short-term ratings (BB+/B) on CreditWatch with positive implications.
Refer to Note 21, Debt for further information regarding the Group's Capital Resources.

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
The Framework consists of the following three levels of oversight:

Level 1	Operating areas, which identify and assess risks as well as establish specific actions for the management of risks
Level 2	Specific individuals identified as risk owners, which define methodologies and tools for both monitoring and managing risks
Level 3	Enterprise risk management (“ERM”) functions, which support the monitoring of our risks and manage discussions of our risks at the Group level
In addition to the three levels of control, the results of the ERM process are part of the risk assessment of Group Internal Audit in defining its audit plan and accordingly, specific audits are planned for global enterprise risk management (“ERM”) significant risks.
Appetite for Significant Risk
We align our risk appetite to our business plan. Risk boundaries are set through our strategy, Code of Conduct, budgets and policies. We have established risk management committees which are responsible for supporting risk governance in their respective region/sector. A Global Risk Management Committee (“GRMC”) was established to promote a culture of proactive risk monitoring and management by the relevant risk owners throughout the Group. The GRMC is chaired by the Group CFO and other members are representatives from the legal, risk management, internal audit functions and from business operations. The mission of the GRMC is to provide broad process oversight and to facilitate our integrated risk assessment process. Responsibilities include:

▪	Providing guidance to the ERM program.

▪	Reviewing the results of the annual Enterprise Risk Assessment (“ERA”).

▪	Identifying risks to be discussed at the Group level (GEC and/or Group Product Committee).

▪	Assisting in the development of the Company’s risk appetite and risk tolerance, which support disclosures required in our European Union Annual Report (Annual Report).

▪	Reviewing risk management disclosure in the Annual Report.

▪	Reviewing the design of the Group’s risk management functions, including reporting lines of authority, communications and control functions to ensure they are appropriate.
In addition, we utilize the operational focus of our existing Product (Group and Regional) and Commercial Committees to support risk governance. The Product Committees oversee capital investment, engineering and product development, while the Commercial Committee oversees matters related to sales and marketing. Both committees include executive managers from each of the Companies’ brands, all of whom also have separate functional responsibilities across all the brands. Through our integrated approach our various committees support our Group Executive Council, CFO, CEO and Board of Directors (through the Audit Committee) with risk oversight. Our risk appetite differs by risk category as shown below.

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

Significant risks identified and control measures taken
On an annual basis, an enterprise risk assessment is performed, beginning with our operating segments. Risks identified to have high or medium-high residual risk rating within our Group are considered significant risks. Results of the assessment are consolidated into a Group report for review and validation with the GRMC and Group CEO. In addition, the most significant risks to the Group are discussed with the GEC to support the monitoring of these risks along with the respective mitigation efforts. Once validated, results are discussed with the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities.
Each key global focus risk has been classified by risk categories and control measures and mitigating actions are subsequently defined for each identified risk. The risks, control measures and mitigating actions presented below are not all-inclusive. The sequence in which these risks and mitigating actions are presented does not reflect any order or of importance, likelihood or materiality.

Risk Category	Key Global Risk Description	Control / Mitigating Actions
Compliance	Regulatory Compliance Our ability to manage the impact of regulatory compliance with vehicle fuel economy (“FE”), greenhouse gas (“GHG”) and zero emission vehicle (“ZEV”) requirements.
Group Product Committee (“GPC”) manages approval for investments in FE/ GHG/ZEV related compliance ensures governance of program timing and monitors compliance impact related to changes in the long-range plan. Continued reduction of CO2 emissions is achieved through a combination of technologies aligned to the vehicle mix, consumer needs and regulatory framework in each market.

Central coordination and oversight of internal checks and conformity activities under senior management to promote consistency in approach and process across our operations.

The FCA Code of Conduct clearly and affirmatively requires employees to report issues of non-compliance, in addition, the “Leave No Doubt” program encourages employees, contractors, suppliers and dealers to report any issue which may concern vehicle safety, emissions or regulatory compliance.

FCA continuously works to improve on emission compliance tools and implements these tools throughout the organization as appropriate.

Operational	Customer Satisfaction Our ability to produce vehicles to meet product quality standards, gain market acceptance and satisfy customer expectations.
Quality and customer satisfaction performance improvement metrics monitored at GEC and Product Committee meetings.

World Class Manufacturing (“WCM”) principles deployed throughout our manufacturing operations, foster a manufacturing culture that targets improved safety, quality and efficiency.

Quality considerations ranging from customer expectations to functional requirements are analyzed from the earliest stages of design. A cross-functional initiative within FCA focuses on managing risks and implementing solutions for new vehicles. The program helps identify and avoid potential issues earlier in the vehicle development process and makes implementing solutions more cost effective.

Operational
Corporate Cybersecurity

Our ability to protect our systems globally against a security incident or system failure that may lead to a significant business disruption, loss of confidential information, or breach of data privacy resulting in financial and/ or reputational damage.

FCA’s dedicated cyber risk insurance coverage is designed on the basis of a comprehensive and thorough analysis of:
•
the threats of exposure of vital company assets, including the information that must be protected and at which level
•
policies and procedures in place to reduce the risk of attack in the event of a security breach
•
plans and procedures in place to neutralize threats and remedy security issues.

Operational
Interruption of Critical Supplies and Supplier Quality

Our ability to manage our critical supplies to ensure alignment with required expectations, needs and quality standards and prevent interruption resulting in production blockages.

Active monitoring of the financial health of suppliers to mitigate disruption due to financial distress of companies in our supply chain.

Monitoring political, environmental and economic events, globally, to anticipate or identify events that could lead to supply chain disruption so that mitigating action can be taken.

Operational / Strategic
Talent Management - Attraction, Development & Retention of Critical Resources

Our ability to globally manage all aspects of Talent Management - including attraction, development and retention to facilitate internal benchmarking and improvement in order to meet current and future needs.

Convergence of key HR talent management processes, metrics, and reporting, along with adding global HR process oversight and governance, has been initiated in 2019 and included:
•
Organizational restructuring to reinforce the global governance of Talent Management programs
•
Consolidation of standardized retention/attrition metrics and reporting, including global views by function with internal and external benchmarks
•
Monitoring of specific KPIs for key position succession planning and talent development.
•
Periodic updates provided to the GEC
•
Development of a consistent employer value proposition for use by each region in attracting talent
•
Deployment of Regional best practice sharing and integration methodology

Risk Category	Key Global Risk Description	Control / Mitigating Actions
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

Regular monitoring at the GEC enforced the review of new technologies, their applications in line with the product launch status and cadence, as well as what is required to successfully execute the programs.

Collaborative efforts with strategic partnerships allow leveraging of capabilities and resources to achieve synergies and economies of scale needed to advance technology applications.

Strategic	Product Portfolio & Technology Strategies Our ability to create a product portfolio that supports achievement of strategic objectives, including completeness of product range and technological content.
GEC and Product Committees' reviews of product plans and commercialization strategies in order to define investment needs in the near and long-term.

Partnerships with major technology players to share resources, including data for validation and reliability testing, as well as underlying investments.

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
Current or planned improvements in the overall risk management system
We continue to engage the business in key risk areas, benchmark our processes with peer companies and explore opportunities for improvement, in order to strengthen and improve our ERM Governance, monitor risks in a more predictive way and evaluate remediation plans. In an effort to escalate risk awareness, we have facilitated focused risk discussions at the Group level in 2019, to reduce our company risk exposure and enhance our risk response. We also upgraded our current Governance, Risk management and Compliance tool to include the ERM module, to further improve efficiency, enhance our risk monitoring and reporting, and capture additional criteria related to our enterprise risks. Several risk workshops were held with second line risk functions in an effort to achieve synergies through integration and method sharing.
One of the results of this increased integration was reflected in the inclusion of sustainability-related topics, as disclosed in the materiality diagram, in the ERM risk assessment discussion, driving to an alignment with the global focus risks for the Group.
We will continue engaging the business in reviewing our management and monitoring activities for key risks throughout the Group in the upcoming year. As we continue to evolve our Group ERM program, we will strive to identify best practices and refine our processes to identify and escalate risk developments.
Further information regarding the risks we face, and the potential impact on results or financial position, are described in Risk Factors below.

Risk Factors
We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
If our vehicle shipment volumes deteriorate, particularly shipments of our pickup trucks and larger sport utility vehicles in the U.S. retail market, our results of operations and financial condition will suffer.
As is typical for an automotive manufacturer, we have significant fixed costs primarily due to our significant investment in product development, property, plant and equipment and the requirements of our collective bargaining agreements and other applicable labor relations regulations. As a result, changes in vehicle shipment volumes can have a disproportionately large effect on our profitability.
Further, our profitability in the U.S., Canada, Mexico and Caribbean islands (“North America”), a region which contributed a majority of our profit in each of the last three years, is particularly dependent on demand for our pickup trucks and larger SUVs. Our pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 71 percent of our total U.S. retail vehicle shipments in 2019. A shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability.
Our dependence within the North America region on pickup trucks and larger SUVs remained high in 2019 as we continued implementation of our plan to reallocate more production capacity to these vehicle types after we ceased production in the region of compact and mid-size passenger cars in 2016. Our dependence on these vehicles is expected to continue given the focus of our business on pickup trucks and SUVs in the North America region. For additional information on factors affecting vehicle profitability, see GROUP OVERVIEW-Overview of Our Business and Trends, Uncertainties and Opportunities.
Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of our assumptions, due to recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on our business, financial condition and results of operations.
Our businesses may be adversely affected by global financial markets, general economic conditions, pandemics, changes to and enforcement of government incentive programs as well as other macro developments over which we have little or no control.
Our results of operations and financial position may be influenced by various macroeconomic factors within the various countries in which we operate including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, the rate of unemployment and foreign currency exchange rates.
In addition to slow economic growth or recession, other economic circumstances, such as increases in energy prices, fuel prices and fluctuations in prices of raw materials (including as a result of tariffs) or contractions in infrastructure spending, could have negative consequences for the industry in which we operate and, together with the other conditions discussed above, could have a material adverse effect on our business, financial condition and results of operations. For further discussion of risks related to the automotive industry, see “Risk Factors -- Risks Related to the Industry in which we Operate.”

We have operations in a number of emerging markets, including Turkey, China, Brazil, Argentina, India and Russia. We are particularly susceptible to risks relating to local political conditions, import and/or export restrictions (including the imposition of tariffs on raw materials we procure and on vehicles we sell), and compliance with local laws and regulations in these markets.
In Brazil, we have historically received and continue to receive certain tax benefits and other government grants, which have favorably affected the results of our operations, and were recently extended through 2025. Expiration of these tax benefits and government grants without their renewal or any change in the amount of such tax benefits or government grants could have a material adverse effect on our business, financial conditions and results of operations.
We are also susceptible to risks relating to epidemics and pandemics of diseases. For example, the recent outbreak of coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions regionally as well as globally and may disrupt supply chains and otherwise impact operations. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though expected to be temporary in nature, may continue and increase depending on developments in the virus' outbreak. As of the date hereof, we have temporarily halted production at one of our European plants because of an interruption of critical supplies. The Chinese automobile market has also begun to experience reduced demand. The ultimate severity of the coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our end markets and our operations; however, the effect on our results could be material and adverse.
We are also subject to other risks inherent to operating globally. For example, we are subject to multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments to or from subsidiaries. European developments in data and digital taxation may also negatively affect some of our automated driving and infotainment connected services. Unfavorable developments in any one or a combination of these risk areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies.
On June 23, 2016, a majority of voters in a national referendum in the United Kingdom (“UK”) voted in favor of the UK leaving (“Brexit”) the European Union (the “EU”). The UK left the EU on January 31, 2020 and pursuant to a negotiated withdrawal agreement, there will be an 11-month transition period under which EU rules will continue to apply in the UK. During this period, the UK and the EU will seek to reach an agreement on their future relationship. There can be no assurance that an agreement with regard to future trade and co-operation will be reached prior to the end of the transition period.
Although we do not believe Brexit will have a direct material impact on our operations or materially impact our tax expense, the form of Brexit remains uncertain and may result in greater restrictions on imports and exports between the UK and EU countries, a fluctuation in currency exchange rates and additional regulatory complexity as well as further global economic uncertainty, all of which could have a material adverse effect on our business, financial condition and results of operations.
There has been a recent and significant increase in activity and speculation regarding tariffs and duties between the U.S. and its trading partners. We manufacture a significant percentage of our vehicles outside the U.S. (particularly in Canada, Mexico and Italy) for import into the U.S. We also manufacture vehicles in the U.S. that are exported to China. Tariffs or duties implemented between the U.S. and its trading partners could have a material adverse effect on our business, financial condition and results of operations. Tariffs or duties that directly impact our products could reduce consumer demand and/or make our products less profitable. In addition, a continued escalation in tariff or duty activity between the U.S. and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for our products.
We may be unsuccessful in efforts to increase the growth of some of our brands that we believe have global appeal and reach, which could have material adverse effects on our business.
The volume growth and margin expansion strategies reflected in our business plan include the renewal of key products, the launch of white-space products, the implementation of various electrified powertrain applications and partnerships relating to the development of autonomous driving technologies. We have experienced challenges in expanding the product range and global sales of certain brands, in particular, Alfa Romeo. As a result, we have rationalized our product plans, which resulted in the recognition of impairment charges in the third quarter of 2019.

Our strategies have required and will continue to require significant investments in products, powertrains, production facilities and distribution networks. If we are unable to achieve our volume growth and margin expansion goals, we may be unable to earn a sufficient return on these investments which could have a material adverse effect on our business, financial condition and results of operations.
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
In addition, as a result of the extended product development cycle and inherent difficulty in predicting consumer acceptance, a vehicle that we believe will be attractive may not generate sales in sufficient quantities and at high enough prices to be profitable. It generally takes two years or more to design and develop a new vehicle, and a number of factors may lengthen that schedule. For example, if we determine that a safety or emissions defect, a mechanical defect or a non-compliance with regulation exists with respect to a vehicle model prior to retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. Various elements may also contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences. In addition, there can be no assurance that vehicles we develop in order to comply with government regulations, particularly those related to fuel efficiency, greenhouse gas and tailpipe emissions standards, will be attractive to consumers or will generate sales in sufficient quantities and at high enough prices to be profitable.
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
The failure to develop and offer innovative, attractive and relevant products on a timely basis could have a material adverse effect on our business, financial condition and results of operations.
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

Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations, and we may be subject to work stoppages in the event we are unable to agree on collective bargaining agreement terms or have other disagreements.
Unlike businesses operating in different industries and/or in different geographical regions, substantially all of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce personnel costs quickly in response to changes in market conditions and demand for our products. See Overview of Our Business - Employees for a description of these arrangements. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.
If we fail to accurately forecast demand for our vehicles, our profitability may be affected.
We have taken steps to improve efficiency in our manufacturing, supply chain and logistics processes. This includes producing certain vehicle models with specified features based on forecasted dealer orders, which we believe will allow us to more efficiently and cost effectively manage our supply chain. This practice may result in higher finished goods inventory in certain periods when we anticipate increased dealer orders. Further, while we are confident that our analytical tools should enable us to align production with dealer orders, if dealer orders do not meet our forecasts, our profitability on these vehicles may be affected.
Product recalls and warranty obligations may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
We, and the U.S. automotive industry in general, have experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. For example, in November 2019, we voluntarily recalled more than 700,000 SUVs worldwide due to problems with an electrical connection that could result in a vehicle stall. Our costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and cause consumers to question the safety or reliability of our products. Given the intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high.
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

Unlike many of our competitors, we do not currently own and operate a controlled finance company dedicated solely to our mass-market vehicle operations in the U.S. and certain key markets in Europe, Asia and South America. Instead we have elected to partner with specialized financial services providers through joint ventures and commercial agreements with third parties, including third party financial institutions, to provide financing to our dealers and retail consumers. Our lack of a controlled finance company in these key markets may increase the risk that our dealers and retail consumers will not have access to sufficient financing on acceptable terms which may adversely affect our vehicle sales in the future. Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail consumers, our lack of a controlled finance company in those markets could have a material adverse effect on our business, financial condition and results of operations.
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
Our vehicles, as well as vehicles manufactured by other original equipment manufacturers (“OEMs”), contain complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. These electronic control systems, which are increasingly connected to external cloud-based systems, are susceptible to cybercrime, including threats of intentional disruption and theft of personal information. These threats are also likely to increase in terms of sophistication and frequency as the level of connectivity and autonomy in our vehicles increases. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.
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
For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or 4% of annual worldwide revenue. The requirements of the GDPR have necessitated changes to our existing business practices and systems in order to comply with the GDPR or to address the concerns of our customers or business partners. In addition, the California Consumer Privacy Act of 2018 became effective on January 1, 2020 and provides California residents with new data privacy rights. Several other U.S. states are also considering adopting laws and regulations imposing obligations regarding the handling of personal data.  Complying with any new data protection-related regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that has a material adverse effect on our business, financial condition and results of operations.
Our reputation could also suffer in the event of a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that we will be able to offset the earnings power lost from the sale of Magneti Marelli.
In October 2018, we announced that we had entered into a definitive agreement with CK Holdings Co., Ltd., a holding company of Calsonic Kansei Corporation, pursuant to which CK Holdings Co., Ltd. would acquire our automotive components business, Magneti Marelli. This transaction was completed in the second quarter of 2019 for consideration of €5.8 billion, subject to certain adjustments, and enabled the payment of an extraordinary dividend of €2 billion at closing.
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
We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance the GAC FCA JV locally produces the Jeep Cherokee, Jeep Renegade, Jeep Compass, Jeep Grand Commander and Jeep Commander PHEV for the Chinese market, expanding the portfolio of Jeep SUVs currently available to Chinese consumers. We also have a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.
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

Risks Related to the Industry in which we Operate
The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.
Substantially all of our revenues are generated in the automotive industry, which is highly competitive, encompassing the production and distribution of passenger cars, light commercial vehicles and components and production systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, the introduction of new technologies, pricing, fuel economy, reliability, safety, consumer service and financial services offered. Many of our competitors are also better capitalized than us and command larger market shares, which may enable them to compete more effectively in these markets.
If our competitors are able to successfully integrate with one another and we are not able to adapt effectively to increased competition, our competitors' integration could have a material adverse effect on our business, financial condition and results of operations.
In the automotive business, sales to consumers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand, particularly related to new technologies that we have not yet included in our vehicles (for example, technologies related to compliance with evolving emissions regulations). The automotive industry is also subject to the constant renewal of product offerings through frequent launches of new models and the incorporation of new technologies in those models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions coupled with more limited capital than many of our principal competitors could have a material adverse effect on our business, financial condition and results of operations.
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
Vehicle retail sales depend heavily on affordable interest rates for vehicle financing and a substantial increase in interest rates could adversely affect our business.
In certain regions, including North America, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As interest rates rise, generally market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because purchasers of our vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as energy. Also, as we begin to implement various electrified powertrain applications throughout our portfolio in accordance with our business plan, we will also depend on a significant supply of lithium, nickel and cobalt, which are used in lithium-ion batteries. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our Cost of revenues. In particular, as production of electric vehicles increases, we may face shortages of raw materials and lithium cells and prices may increase. We may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by higher vehicle prices or productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries, particularly those needed in catalytic converters and lithium-ion batteries. From time to time these may be susceptible to supply shortages or disruptions. We cannot guarantee that we will be able to maintain arrangements with suppliers that assure access to these raw materials at reasonable prices.
As with raw materials, we are also at risk for price fluctuations, supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to, supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, trade restrictions, tariffs, natural or man-made disasters, epidemics or pandemics of diseases, or production difficulties. With respect to the impact of the current outbreak of coronavirus, see “ -- Our businesses may be adversely affected by global financial markets, general economic conditions, pandemics, changes to and enforcement of government incentive programs as well as other macro developments over which we have little or no control.” Fluctuations in the price of parts and components can affect our costs and profitability in the manner described above with respect to raw materials. We will continue to work with suppliers to monitor potential disruptions and shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues. However, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material. Further, there can be no assurance that trade restrictions and tariffs will not be imposed, and if imposed, tariffs and other trade restrictions may make the cost of required raw materials more expensive or delay or limit our access to these raw materials, each of which could have a material adverse effect on our business, financial condition and results of operations.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations. This risk can increase at points of economic uncertainty such as what has been experienced in LATAM as a result of economic deterioration in Argentina.
We are subject to risks associated with exchange rate fluctuations, interest rate changes and credit risk.
We operate in numerous markets worldwide and are exposed to risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities. Additionally, a significant portion of our operating cash flow is generated in U.S. Dollars and, although we have significant U.S. Dollar-denominated debt, the majority of our indebtedness is denominated in Euro and Brazilian Real.
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
Our financial services activities are also subject to the risk of insolvency of dealers and retail consumers. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail consumers, there can be no assurances that we will be able to successfully mitigate such risks.
Risks Related to the Legal and Regulatory Environment in which we Operate
Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results.
As we seek to comply with government regulations, particularly those related to fuel efficiency, vehicle safety and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future, and these costs could be difficult to pass through to consumers, particularly if the acceptance rate for such vehicles is low. For a further discussion of the regulations we are subject to, see Environmental and Other Regulatory Matters.
For example, EU regulations governing passenger car and LCV fleet average CO2 emissions become significantly more stringent in 2020 and provide for material penalties if targets are exceeded. In addition, the U.S. federal government has challenged the jurisdiction of U.S. states such as California to impose their own environmental regulatory requirements on the vehicles that we sell, resulting in uncertainty regarding the applicability of these regulations. Uncertainty regarding these regulations may increase our costs of compliance.
We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits which may lead to further enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers.
On January 10, 2019, we announced that FCA US reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), U.S. Department of Justice, the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which €748 million was accrued during the year ended December 31, 2018. Approximately €350 million of the accrual related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average $2,800 per vehicle for each eligible customer affected by the recall. We continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). We have engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with only a very small number of these remaining plaintiffs.
In the U.S., we remain subject to diesel emissions-related investigations by the U.S. Securities and Exchange Commission and the U.S. Department of Justice, Criminal Division. In September 2019, the U.S. Department of Justice filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We continue to cooperate with these investigations and present FCA’s positions on concerns raised by these governmental authorities. We may also engage in discussions in an effort to reach an appropriate resolution of these investigations. We are also subject to a number of related private lawsuits.
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.

We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under EC rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. We are in the process of providing a response to the MIT and engaging with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter and with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles.
The results of the unresolved governmental inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations.  It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations.
Our business operations and reputation may be impacted by various types of claims, lawsuits, and other contingencies.
We are involved in various disputes, claims, lawsuits, investigations and other legal proceedings relating to several matters, including product liability, warranty, vehicle safety, emissions and fuel economy, product performance, asbestos, personal injury, dealers, suppliers and other contractual relationships, alleged violations of law, environment, securities, labor, antitrust, intellectual property, tax and other matters. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal proceedings pending against us is uncertain, and such proceedings could have a material adverse effect on our financial condition or results of operations. Furthermore, additional facts may come to light or we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance coverage with respect to certain claims, not all claims or potential losses can be covered by insurance, and even if claims could be covered by insurance, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Note 20, Provisions, and Note 25, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information. Further, publicity regarding such investigations and lawsuits, whether or not they have merit, may adversely affect our reputation and the perception of our vehicles with retail customers, which may adversely affect demand for our vehicles, and have a material adverse effect on our business, financial condition and results of operations.

For example, in November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM in an effort to force a merger between GM and FCA NV. We are defending vigorously against this action and we have filed a motion to dismiss all claims.
In addition, we and other Brazilian taxpayers have significant disputes with the Brazilian tax authorities regarding the application of Brazilian tax law. We believe that it is more likely than not that there will be no significant impact from these disputes. However, given the current economic conditions and uncertainty in Brazil, new tax laws or more significant changes such as tax reform, may be introduced and enacted. Changes to the application of existing tax laws may also occur or the realization of accumulated tax benefits may be limited, delayed or denied. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
For additional risks regarding certain proceedings, see “We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits.”
We may not be able to adequately protect our intellectual property rights, which may harm our business.
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours. For example, another OEM has been producing a vehicle closely resembling one of our Jeep models for sale in the U.S. We have brought proceedings to stop these practices and while the court's initial ruling has been in our favor, we cannot be certain of the proceeding's final outcome. More generally, despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.
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
We are not a company incorporated in the UK. Therefore, whether we are resident in the UK for tax purposes depends on whether our “central management and control” is located (in whole or in part) in the UK. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the UK courts and the published practice of Her Majesty’s Revenue & Customs (“HMRC”), suggest that we, a group holding company, are likely to be regarded as having become UK resident on this basis from incorporation and remaining so if, as we intend, (i) at least half of the meetings of our Board of Directors are held in the UK with a majority of directors present in the UK for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the UK; and (v) we have permanent staffed office premises in the UK. Although it has been accepted by HMRC that our “central management and control” is in the UK, we would nevertheless not be treated as UK-resident if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the UK and (b) there were a tie-breaker provision in that tax treaty which allocated exclusive residence to that other jurisdiction. Our residence for Italian tax purposes is largely a question of fact based on all circumstances. We set up and we have thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should not be regarded as an Italian tax resident either for Italian domestic law purposes or for the purposes of the Italy-UK tax treaty and should be deemed resident in the UK from our incorporation for the purposes of the Italy-UK tax treaty. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.
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
We do not expect Brexit to affect our tax residency in the UK; however, we are unable to predict with certainty whether the discussion to implement the UK's exit from the EU will ultimately have any impact on this matter.
Risks Related to the FCA-PSA Merger
The exchange ratio will not be adjusted for changes in the value of our common shares or PSA ordinary shares or for developments in our business or the business of PSA before the merger is completed.
Upon the consummation of the merger, PSA shareholders will be entitled to receive 1.742 common shares of the combined company for each PSA ordinary share that they own. This exchange ratio will not be adjusted for changes in the value of our common shares or the value of PSA ordinary shares, or for changes in the relative value of our business or the business of PSA between the date of the combination agreement and the date of the closing of the merger. Share price changes may result from a variety of factors that are beyond our control, including changes in our or PSA’s respective businesses, operations or prospects, regulatory considerations, legal proceedings or in the general business, market, industry or economic conditions. Market assessments of the benefits of the merger and of the likelihood that the merger will be completed, and related arbitrage activities, may also have an effect on share prices. If the value of our common shares relative to the value of PSA ordinary shares increases or decreases (or the value of our business increases or decreases relative to the value of the PSA business) prior to the effectiveness of the merger, the market value of the combined company’s common shares that shareholders will hold following the merger may be higher or lower than the relative values of their shares on a standalone basis at the date of the combination agreement or the date of this document.

The merger is subject to receipt of antitrust approvals from several competition authorities and the expiration of the applicable waiting period under the Hart Scott Rodino Act (the “HSR Act”). As a condition to obtaining the required antitrust approvals, the relevant regulatory authorities may impose conditions that could have an adverse effect on the combined company or, if such approvals are not obtained, could prevent the consummation of the merger.
Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any competition approvals, consents or clearances required in connection with the merger must have been received, in each case, under the applicable antitrust laws of the EU, under the HSR Act, and under the competition laws of the Federative Republic of Brazil, the Republic of Chile, the United States of Mexico, the People’s Republic of China, Japan, the Republic of India, the Republic of South Africa, People’s Democratic Republic of Algeria, the Kingdom of Morocco, Israel, the Swiss Confederation, Ukraine, the Russian Federation, the Republic of Serbia, the Republic of Turkey, and, potentially, the Argentine Republic. The consummation of the merger might be delayed due to the time required to fulfill the requests for information by the relevant regulatory authorities. The terms and conditions of any antitrust approvals, consents and clearances that are ultimately granted may impose conditions, terms, obligations or restrictions on the conduct of the combined company’s business.
We and PSA are obligated under the combination agreement to take all actions necessary to consummate the merger as soon as reasonably practicable, including the relevant competition approvals and to undertake and comply with such commitments as the regulatory authorities may require as a condition for such competition approvals. As an exception to the foregoing, neither we nor PSA are required to nor may, without the consent of the other party, undertake or comply with any commitments or take any action (i) if any such commitment or action, individually or in the aggregate, would, or would reasonably be expected to, result in a substantial detriment to the combined company or (ii) unless any such commitment or action is conditioned upon the consummation of the merger.
Regulatory authorities may impose conditions, and any such conditions may have the effect of delaying the consummation of the merger or imposing additional material costs on, or materially limiting, the revenues of the combined company following the consummation of the merger. In addition, any such conditions may result in the delay or abandonment of the merger. We and PSA may each terminate the combination agreement if the merger has not been completed by June 30, 2021 as a result of a failure to obtain the required approvals from the applicable antitrust regulatory authorities.
Failure to timely complete the merger could negatively affect our business plans and operations and share price.
The obligation of FCA and PSA to effect the merger is subject to various closing conditions, some of which are beyond our control and the control of PSA and any of which may prevent, delay or otherwise materially adversely affect the consummation of the merger. The consummation of the merger is conditioned upon, among other conditions, (i) the approval of the merger by our shareholders and by the PSA shareholders; (ii) the approval from the NYSE, the Euronext Paris and the MTA for listing of the combined company’s common shares; (iii) the effectiveness of our registration statement on Form F-4; (iv) the receipt of the required approvals from antitrust authorities; (v) the receipt of any consents necessary to be obtained in order to consummate the merger; (vi) the receipt of ECB clearance; and (vii) the absence of injunctions or restraints of any governmental entity that prohibit or make illegal the consummation of the merger, but only to the extent that any failure to comply with such prohibition would reasonably be expected to result in a substantial detriment to the combined company. We cannot provide any assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the merger. Any delay in completing the merger could prevent or delay the combined company from realizing some or all of the anticipated cost savings, synergies, growth opportunities and other benefits that we expect to achieve if the merger is successfully completed within the expected time frame.
The market price of our common shares currently, and in the period prior to termination, if the combination agreement were to be terminated, may reflect a market assumption that the merger will occur. If the merger is not completed for any reason, including as a result of our shareholders and PSA’s shareholders failing to approve the merger, our business, cash flows, financial condition or results of operations may be materially adversely affected. Without realizing any of the anticipated benefits of completing the merger, we would be subject to a number of risks, including:

•	we may experience negative reactions from the financial markets, including a decline of our share price;

•	we may experience negative reactions from our customers, suppliers, regulators and employees and other stakeholders; and

•
we may be adversely affected by the substantial commitments of time and resources undertaken by our management team in connection with the merger, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to our business had the merger not been contemplated.

The combined company may fail to realize some or all of the anticipated benefits of the merger, which could adversely affect the value of the shares of the combined company.
FCA and PSA currently operate, and up to the closing of the merger will continue to operate, independently as separate companies. The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining the businesses. The achievement of the anticipated benefits of the merger is subject to a number of uncertainties, including general competitive factors in the marketplace and whether we are able to integrate our business with PSA’s business in an efficient and effective manner and establish and implement effective operational principles and procedures. Failure to achieve these anticipated benefits could result in increased costs, decreases in the revenues of the combined company and diversion of management’s time and energy, and could materially impact the combined company’s business, cash flows, financial condition or results of operations. If the combined company is not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits that we expect to achieve as a result of the merger may not be realized fully, or at all, or may take longer than expected to realize.
The combined company will have to devote significant management attention and resources to integrating the business practices and our operations and the operations of PSA. Potential difficulties that the combined company may encounter as part of the integration process include complexities associated with managing the business of the combined company, such as difficulty integrating manufacturing processes, systems and technology, in a seamless manner, as well as integrating the workforces of the two companies. In addition, the integration of our business and PSA's business may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities relating to PSA or the merger. All of these factors could decrease or delay the expected accretive effect of the merger.
It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the combined company to maintain relationships with suppliers, customers and employees, to achieve the anticipated benefits of the merger or maintain quality standards. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business, cash flows, financial condition or results of operations, which may affect the value of the combined company shares following the consummation of the merger.
The announcement and pendency of the merger could adversely affect our business, cash flows, financial condition or results of operations.
The announcement and pendency of the merger could cause disruptions in and create uncertainty surrounding our business, including with respect to our relationships with existing and future customers, suppliers and employees, which could have an adverse effect on our business, cash flows, financial condition or results of operations, irrespective of whether the merger is completed. Our business relationships may be subject to disruption as customers, suppliers and other persons with whom we have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us or consider entering into business relationships with parties other than us or the combined company. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the merger.

We will incur significant transaction costs in connection with the merger and, if the merger is consummated, the combined company will incur significant integration costs.
We have incurred, and expect to continue to incur, significant costs in connection with the merger, including the fees of our professional advisors. We may also incur unanticipated costs associated with the transaction and the listings on the NYSE, the Euronext Paris and the MTA of the combined company's common shares as required in connection with the merger, and these unanticipated costs may have an adverse impact on the results of operations of the combined company following the effectiveness of the merger. In addition, if the merger is consummated, the combined company will incur significant integration costs following the consummation of the merger. We cannot provide assurance that the realization of efficiencies related to the integration of our business with the business of PSA will offset the incremental transaction and integration costs in the near term, if at all.
Uncertainties associated with the merger may cause a loss of management personnel or other key employees which could adversely affect the future business and operations of the combined company.
We depend on the experience and industry knowledge of our officers and other key employees to execute our business plan. The combined company’s success after the consummation of the merger will also depend, in part, upon the ability of the combined company to attract and retain key management personnel and other key employees. Current employees may experience uncertainty about their roles within the combined company following the consummation of the merger, which may have an adverse effect on our ability to retain key management and other key personnel.
While the merger is pending, we are subject to restrictions on our business activities.
Under the combination agreement, we are subject to certain restrictions on the conduct of our business and generally must operate in the ordinary course and consistent with past practice (subject to certain exceptions agreed between FCA and PSA in the combination agreement), which may restrict our ability to carry out certain business strategies. These restrictions may prevent us from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring certain indebtedness or making changes to our business prior to the completion of the merger or termination of the combination agreement, as applicable. These restrictions could have an adverse effect on our business, cash flows, financial condition, results of operations or share price.
Certain of our directors and executive officers have benefit arrangements and other interests that may result in their interests in the merger being different from those of other shareholders.
Some of our directors who recommend that shareholders vote in favor of the merger and the transactions contemplated thereby, as well as some of our executive officers, have benefit arrangements that provide them with interests in the merger that may be different from those of our shareholders generally. The receipt of compensation or other benefits in connection with the merger may influence these persons in making their recommendation that shareholders vote in favor of approval of the merger and the transactions contemplated thereby.
We may not have discovered certain liabilities or other matters related to PSA, which may adversely affect the future financial performance of the combined company.
In the course of the due diligence review that we conducted prior to the execution of the combination agreement, we may not have discovered, or may have been unable to properly quantify, issues relating to PSA which may lead the combined company to write-down or write-off assets or incur impairment or other charges that could result in losses that may be significant. In addition, even if the due diligence review we conducted successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Our shareholders would not be compensated for any such losses.

Resales of the combined company’s common shares following the merger may cause the market value of the combined company’s common shares to decline.
Several reference shareholders of the combined company will be subject to restrictions on share sales for a three year period following the merger, but will be free to sell once those restrictions expire. All other shareholders, which will own the majority of the combined company common shares following the merger, are not subject to any resale restrictions. The resale of such shares in the public market from time to time or the perception that such resales may occur could have the effect of depressing the market value for the combined company’s common shares.
Risks Related to Our Liquidity and Existing Indebtedness
Limitations on our liquidity and access to funding, as well as our significant outstanding indebtedness, may limit our financial and operating flexibility and our ability to execute our business strategies, obtain additional funding on competitive terms and improve our financial condition and results of operations.
Our performance depends on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. We substantially completed the de-leveraging of our balance sheet in 2018, however the extent of our indebtedness may still have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes, including product development;

•	we are generally more financially leveraged than our competitors, which may put us at a competitive disadvantage; and

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.
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
Certain of our defined benefit pension plans are currently underfunded. As of December 31, 2019, our defined benefit pension plans were underfunded by approximately €4.3 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. See Note 2, Basis of preparation-Significant accounting policies—Employee benefits within the Consolidated Financial Statements included elsewhere in this report.
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
Risks Related to our Common Shares
Our maintenance of multiple exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the exchanges.
Our common shares are listed and traded on both the New York Stock Exchange and the Mercato Telematico Azionario operated by Borsa Italiana. The dual listing of our common shares may split trading between the two markets and may result in limited trading liquidity of the shares in one or both markets, which may adversely affect the development of an active trading market for our common shares on either or both exchanges and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges, which may contribute to volatility in the trading of our shares. In addition, in connection with the FCA-PSA Merger, the combined company will apply for admission to listing and trading of its common shared on Euronext Paris, subject to approval by the competent authorities. A third exchange listing may exacerbate certain of the risks set forth above.
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
Our loyalty voting structure may limit the liquidity of our common shares and adversely affect the trading prices of our common shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years at any time following the effectiveness of the 2014 Merger the option to elect to receive our special voting shares. Our special voting shares cannot be traded and, immediately prior to the deregistration of common shares from the FCA Loyalty Register, any corresponding special voting shares shall be transferred to us for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining our special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting structure may make it more difficult for shareholders to acquire a controlling interest, change our management or strategy or otherwise exercise influence over us, and the market price of our common shares may be lower as a result.
The provisions of our articles of association which establish the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of our voting power could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 25, 2020, Exor N.V., which controls FCA, owns 28.66 percent of the FCA common shares, had a voting interest in FCA of 41.74 percent due to its participation in the loyalty voting structure and as a result will have the ability to exercise significant influence on matters involving our shareholders. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders. The loyalty voting structure may also prevent or discourage shareholders' initiatives aimed at changing our management or strategy or otherwise exerting influence over us.
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

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Introduction
Fiat Chrysler Automobiles N.V. is a public company with limited liability, incorporated and organized under the laws of the Netherlands, which resulted from the cross-border merger of Fiat S.p.A. with and into Fiat Investments N.V. (“Fiat Investments”), renamed Fiat Chrysler Automobiles N.V. upon effectiveness of the merger on October 12, 2014 (the “2014 Merger”). The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A (“MTA”).
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
The business address of the Board of Directors and the senior managers is 25 St. James’s Street, SW1A1HA London, United Kingdom.
The Company is registered at the Dutch trade register under number 60372958 and at Companies House in the United Kingdom under file number FC031853.
The Netherlands is FCA’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).
Pursuant to Article 3 of the Company’s articles of association (the “Articles of Association”), the objects for which the Company is established are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and relation goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.
Board of Directors
Pursuant to the Company’s Articles of Association, its board of directors (the “Board of Directors”) may have three or more directors (the “Directors”). At the annual general meeting of shareholders held on April 12, 2019, the number of the Directors was confirmed at twelve, Mr. Palmer was appointed as an additional executive director, while the non-executive director Ms. Simmons decided not to stand for another election. The current slate of Directors was elected on April 12, 2019. The term of office of the current Directors will expire following the Company's 2020 annual general meeting of shareholders at which time the Company's shareholders are expected to re-elect the Directors for a term of approximately one year expiring at the time of the Company's 2021 annual general meeting of shareholders. Each Director may be re-appointed at any subsequent general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of three executive Directors (i.e., the Chairman, the Chief Executive Officer and the Chief Financial Officer), having responsibility for the day-to-day management of the Company and nine non-executive Directors, who do not have such day-to-day responsibility within the Company or the Group. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the CEO.
On certain key industrial matters, the CEO is supported by the GEC, which is responsible for executing the decisions of the CEO and Board of Directors and the day-to-day management of the Company, primarily to the extent it relates to its operational management, including reviewing the operating performance of the businesses and collaborating on certain operational matters.
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of FCA. The business address of each person listed below is c/o FCA, 25 St. James’s Street, London SW1A 1HA, United Kingdom. The term of office of the Board of Directors will expire on the next Shareholders’ meeting, currently scheduled on April 16, 2020.

Name	Year of Birth	Position
John Elkann	1976	executive director
Michael Manley	1964	executive director
Richard K. Palmer	1966	executive director
John Abbott	1960	non-executive director
Andrea Agnelli	1975	non-executive director
Tiberto Brandolini d’Adda	1948	non-executive director
Glenn Earle	1958	non-executive director
Valerie A. Mars	1959	non-executive director
Ronald L. Thompson	1949	non-executive director
Michelangelo A. Volpi	1966	non-executive director
Patience Wheatcroft	1951	non-executive director
Ermenegildo Zegna	1955	non-executive director
We have determined that the following seven of our twelve Board of Directors members qualify as independent for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code: John Abbott; Glenn Earle; Valerie A. Mars; Ronald L. Thompson; Michelangelo A. Volpi; Patience Wheatcroft and Ermenegildo Zegna. The Board of Directors has also appointed Mr. Ronald L. Thompson as Senior Non-Executive Director in accordance with Section 2.1.9. of the Dutch Corporate Governance Code.
Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.
During 2019, there were 18 meetings of the Board of Directors. The average attendance at those meetings was approximately 89.81 percent.
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
Michael Manley (executive director) - Born in Edenbridge (UK) in 1964, Michael Manley was appointed Chief Executive Officer of Fiat Chrysler Automobiles N.V. on July 21, 2018. In addition, he also served as ad interim Chief Operating Officer for the EMEA region from July to September 2018 and Chief Operating Officer for the North America region from October 2018 to December 2018. Mr. Manley's appointment as Executive Director of FCA was formalized in the extraordinary meeting of shareholders held on September 7, 2018.
Previously, Mr. Manley has served as Head of Jeep brand, Head of Ram brand and Chief Operating Officer for the APAC region. He was also the lead Chrysler Group executive for the international activities of Chrysler outside of North America, where he was responsible for implementing the co-operation agreements for distribution of Chrysler Group products through Fiat’s international distribution network.
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
Richard K. Palmer (executive director) - Richard K. Palmer was appointed Chief Financial Officer and a member of the GEC in September 2011. He was also named Head of Business Development in July 2018. On April 12, 2019 he was appointed to the Board of Directors of FCA as an executive member. Previously he also served as Chief Operating Officer Systems and Castings. In his current role, Mr. Palmer is responsible for all financial activities of the Group including control, treasury and tax. Mr. Palmer was Chief Financial Officer of FCA US from June 2009 until 2017. Mr. Palmer joined FCA US from the former Fiat Group Automobiles, where he held the position of Chief Financial Officer beginning in December 2006. In 2003, he joined the Group as Chief Financial Officer of Comau, and in 2005, moved to Iveco in the same role.
Prior to that appointment, he was Finance Manager for several business units at General Electric Oil and Gas. Mr. Palmer spent the first years of his career in audit with Price Waterhouse and later with United Technologies Corporation. Mr. Palmer served as a member of the Board of Directors of R.R. Donnelley & Sons Company from 2013 to September 2016. From October 2016 to September 2019, Mr. Palmer served as member of the Board of Directors of LSC Communications, Inc., which was spun off from R.R. Donnelly and Sons Company.
Mr. Palmer is a Chartered Accountant and member of ICAEW (UK) and holds a Bachelor of Science degree in Microbiology from the University of Warwick (UK). Mr. Palmer was born in Keynsham, England in 1966.
John Abbott (non-executive director) - Born in Nottingham (UK) in 1960, John Abbott was the Downstream Director and a member of the Executive Committee of Royal Dutch Shell plc from October 2013 until December 31, 2019. Based in London, he had Global accountability for, inter alia, manufacturing, chemicals, trading & supply, and marketing.
Mr. Abbott was also a Supervisory Board Member of Raizen, a Shell-Cosan joint venture which owns and operates sugar, ethanol and fuels sales and marketing operations in Brazil.

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
Mr. Abbott was appointed to the Board of Directors on April 13, 2018
Andrea Agnelli (non-executive director) - Andrea Agnelli has been Chairman of Juventus Football Club S.p.A. since May 2010 and is also Chairman of Lamse S.p.A., a holding company of which he is a founding shareholder since 2007. Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). While at university, he gained professional experience both in Italy and abroad, including positions at: Iveco-Ford in London; Piaggio in Milan; Auchan Hypermarché in Lille; Schroder Salomon Smith Barney in London; and, finally, Juventus Football Club S.p.A. in Turin.
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

Mr. Brandolini d’Adda served as Director and then, from 1997 to 2003, as Chairman of the conseil de surveillance of Club Mediterranée. He served as Vice Chairman of Exor S.p.A. (now Exor N.V.), formed through the merger between IFI and IFIL Investments, from 2009 to May 2015. He was Chairman of Exor S.A. (Luxembourg) from 2007 until September 2017. In May 2004, he was appointed Chairman of the conseil de surveillance of Worms & Cie, where he had served as Deputy Chairman since 2000. In May 2005, he became Chairman and Chief Executive Officer of Sequana Capital (formerly Worms & Cie), then Chairman of the Board of Sequana from 2007 until 2013. He has been a member of the Board of Vittoria Assicurazioni S.p.A. from 2004 until 2010. He has also been a member of the Board of Société Générale de Surveillance S.A. (SGS) from 2005 to 2013. Mr. Brandolini d’Adda currently serves as an independent member of the Board of Directors of YAFA S.p.A. In addition, from 2015 to December 2019, he has been an independent Board member of LumX Asset Management (Suisse) S.A. (formerly Gottex Fund Management Holdings Limited). He is a Director of Giovanni Agnelli B.V. Mr. Brandolini d’Adda is Officier de la Légion d’Honneur.
Mr. Brandolini d’Adda was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors on October 12, 2014.
Glenn Earle (non-executive director) - Born in Douglas, Isle of Man in 1958, Glenn Earle is the Head of EMEA for Ardea Partners International LLP, a private investment banking advisory firm. He is also a member of the Board of Directors of Affiliated Managers Group, Inc., Deputy Chairman of educational charity Teach First and Chair of The Young Vic. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. Mr. Earle was also Chief Executive of Goldman Sachs International Bank and his other responsibilities included co-Chairmanship of the firm's Global Commitments and Capital Committees and membership of the Goldman Sachs International Executive Committee. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President.
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
Mr. Thompson was appointed Senior Non-Executive Director on October 12, 2014.
Michelangelo A. Volpi (non-executive director) - Born in Milan (Italy) in 1966, Michelangelo Volpi has been a partner at Index Ventures since 2009. He is focused on investments in the enterprise software infrastructure and consumer Internet sectors. Mr. Volpi led the investment by Index Ventures in Pure Storage (PSTG), Cloud.com (CTRX) and StorSimple (MSFT) and is currently a director of Sonos, Wealthfront, Lookout, Elastic, Confluent, Blue Bottle Coffee, Slack, Zuora and Starburst Data Inc. Mr. Volpi also served as an independent member of the board of Exor N.V. until May 29, 2018.
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

Ermenegildo Zegna (non-executive director) - Born in Turin (Italy) in 1955, Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including in the U.S., after a retail experience at Bloomingdale’s, New York. He is also a member of the boards of Tom Ford International, Camera Nazionale della Moda Italiana, the Council for the United States and Italy, and from 2018 of American luxury brand Thom Browne. In 2011, he was nominated Cavaliere del Lavoro by the President of the Italian Republic.
A graduate in economics from the University of London, Mr. Zegna also studied at the Harvard Business School.
Mr. Zegna was appointed to the Board of Directors on October 12, 2014.
Composition of the Board of Directors
Pursuant to Dutch law, as from the financial year starting January 1, 2017, FCA should strive to achieve a minimum of 30% male and 30% female representation on its Board of Directors and should explain in its annual report if these criteria are not met. Two of our current twelve Directors are female and therefore female board members represent less than 30% of the total board as is required by Dutch law. The Company appreciates that a diversity of views and expertise is needed for a good understanding of current affairs and longer-term risks and opportunities related to the Company's business and therefore adopted a Diversity Policy on December 20, 2017, as well as a Profile for Non-Executive Directors. The Diversity Policy stipulates, among other things, a target that “at least 30% of the seats of the Board of Directors are occupied by women and at least 30% by men and that as soon as reasonably possible the composition of the Board of Directors shall meet this target”. The Company will continue to take this target into account in the appointment and nomination of executive and non-executive Directors. Nevertheless, the Company believes that the current Board of Directors has the diversity of experience, expertise and backgrounds, and the appropriate independence and judgment to fulfill its responsibilities and execute its duties appropriately.
Amount and Composition of the Remuneration of the Board of Directors
Details of the remuneration of the Board of Directors and its committees are set forth within the section “REMUNERATION REPORT” included elsewhere within this report.
Directors' Share Ownership
The table below shows the number of FCA common shares owned by members of the Board of Directors as at February 25, 2020:

Directors Owning FCA Common Shares	Shares	Percent of Class
John Elkann	133,000	—%
Michael Manley	694,406	—%
Richard K. Palmer	415,058	—%
John Abbott	—	—%
Andrea Agnelli	36,102	—%
Tiberto Brandolini d’Adda	25,973	—%
Glenn Earle	34,136	—%
Valerie Mars	25,973	—%
Ronald L. Thompson	25,973	—%
Michelangelo Volpi	—	—%
Patience Wheatcroft	25,973	—%
Ermenegildo Zegna	29,008	—%
No members of senior management beneficially own 1% or more of the Company's common shares.

Board Practices and Committees
Board Regulations
On December 20, 2017, the Board of Directors adopted its current regulations that deal with matters that concern the Board of Directors and its committees internally.
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
Committees
On October 13, 2014, the Board of Directors appointed the following internal committees: (i) an Audit Committee; (ii) a Governance and Sustainability Committee; and (iii) a Compensation Committee, with such appointments becoming effective as of the 2014 Merger effective date.
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

The Audit Committee currently consists of Mr. Glenn Earle (Chairman), Mr. Thompson, Ms. Wheatcroft and Ms. Mars. The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and section 2(3) of the Decree on the Establishment of an audit committee. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the Chief Audit, Sustainability and Compliance Officer attend its meetings while the Chief Executive Officer is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and shall attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee shall meet with the independent auditor at least once per year outside the presence of the executive directors and management.
Our board of directors has determined that Glenn Earle and Ronald Thompson are “audit committee financial experts”. Mr. Earle and Mr. Thompson are independent directors under NYSE standards.
During 2019, 10 meetings of the Audit Committee were held. The average attendance of its members at those meetings was 100 percent. The Committee reviewed the Group financial results on a quarterly basis with the assistance of the Group Chief Financial Officer and other Company officers mainly from finance and legal departments, focusing on main business drivers in addition to key accounting and reporting matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. The Committee received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Chief Audit, Sustainability and Compliance Officer attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Group, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
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
The Compensation Committee currently consists of Mr. Zegna (Chairman), Ms. Mars and Mr. Volpi. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors, of which at most one of them may not be independent under Dutch Corporate Governance Code. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer of the Company attends its meetings.
During 2019, 3 meetings of the Compensation Committee were held with 88.89 percent attendance of its members at those meetings. The Compensation Committee reviewed the implementation of the Remuneration Policy and the Remuneration Report and it also reviewed and approved the new LTIP, including its Metrics and targets. Further details of the activities of the Compensation Committee are included in the REMUNERATION REPORT section included elsewhere in this report.

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
The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Wheatcroft and Ms. Mars. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors according to its charter. More than half of its members shall be independent under the Dutch Corporate Governance Code and at most one of the members may be an executive Director.
During 2019, the Governance and Sustainability Committee met once with 100 percent attendance of its members at that meeting. The Committee reviewed the Board of Director’s and Committee’s assessments, the sustainability achievements and objectives and the recommendations for Directors’ election.
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
Senior Management
The Group’s management is led by FCA’s Chief Executive Officer who is supported by a Group Executive Council. From an operational perspective, each of our reportable segments are led by Chief Operating Officers, who are accountable for the profit or loss of the segment and management of segment resources, including industrial and commercial activities. These are supported centrally by corporate functions, including a Chief Financial Officer and General Counsel. With the exception of the General Counsel, each of these members of senior management are members of the GEC.
The regional COOs and leaders of the key corporate functions are:

•	Michael Manley as Chief Executive Officer;

•	Richard K. Palmer as Chief Financial Officer;

•	Pietro Gorlier as Chief Operating Officer EMEA and Global Head of Parts & Service (MOPAR);

•	Antonio Filosa as Chief Operating Officer LATAM;

•	Mark Stewart as Chief Operating Officer North America;

•	Davide Grasso as Chief Operating Officer Maserati; and

•	Giorgio Fossati as Corporate General Counsel.
Summary biographies for these individuals are included below. For the biography of Mr. Manley and Mr. Palmer, see above.
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

Mark Stewart - Mark Stewart was appointed Chief Operating Officer for the North America region and named a member of the Group Executive Council (GEC) on December 6, 2018. Previously, Mr. Stewart was Vice President of Operations for Amazon since 2017. He was the lead executive for customer fulfillment across 200 operations facilities in North America. In this position, he was also responsible for overseeing operations, procurement, construction, and engineering with teams dedicated to pursuing automation, artificial intelligence and advanced robotics and conveyance. Prior to that, Mr. Stewart was Executive Vice President and Chief Operating Officer for ZF TRW Automotive from 2015. He also held a number of positions with increasing responsibility at TRW Automotive, Inc., from 2006. He spent the first years of his career in manufacturing with TRW Inc., and later Tower Automotive, Inc. where he served as Director of Operations and Executive Vice President. Mr. Stewart has been based in the U.S., Belgium, Germany, and China with a variety of experiences in production, quality, and engineering.
He holds a Bachelor of Engineering from Vanderbilt University and a Master of Business Administration from the University of Tennessee. Mr. Stewart was born in Madison (Alabama, USA), in 1967.
Davide Grasso - Davide Grasso was named Chief Operating Officer (COO) of Maserati and appointed a member of the Group Executive Council (GEC) in July 2019. In October 2019 he became CEO of Maserati S.p.A. He is responsible for overall commercial and financial performance and, as COO, drives the operating success of the brand across all global markets. Previously, Mr. Grasso served as Chief Executive Officer for Converse, Inc., a subsidiary of Nike, Inc., where he engineered the iconic brand for long-term sustainable growth. Mr. Grasso has held a series of positions with increasing responsibility within Nike including Chief Marketing Officer. He also has led teams in Europe, the Americas and Asia. He joined Nike in 2001.
Mr. Grasso holds a master’s degree from Bocconi University - Milan Graduate School of Management and a bachelor’s degree in business and economics from the University of Turin. He was born in Turin, Italy in 1963.
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
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 FCA common shares under the framework equity incentive plan which had been adopted before the closing of the 2014 Merger. Any issuance of shares thereunder in the period from 2014 to 2018 was subject to the satisfaction of certain performance and retention requirements. Any issuances to directors was subject to shareholder approval. During 2019 a total of 16,901,711 FCA common shares were issued under the LTIP (framework equity incentive plan).

At December 31, 2014, there were 1,250,000 FCA common shares reserved for issuance under the FCA Non-Executive Directors’ Compensation Plan in the following 5 years. During 2015, a total of 83,172 FCA common shares were issued at fair market value, being equal to the average of the highest and lowest sale price of an FCA common share during normal trading hours on the NYSE on the last trading day of the applicable plan year quarter. During 2016, a total of 163,333 FCA common shares were issued at fair market value. During 2017, a total of 54,855 common shares were issued at fair market value. No FCA common shares were issued during 2018 and 2019 following the amendment of the remuneration policy for the Board of Directors, as adopted by the General Meeting of Shareholders held on April, 14, 2017, which introduced cash payments for Non-Executive Directors.
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
The general meeting of shareholders may resolve to limit or exclude the rights of pre-emption upon an issuance of FCA common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the general meeting of shareholders. The Articles of Association, or the general meeting of shareholders, may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of FCA common shares. Pursuant to Dutch law, the designation by the general meeting of shareholders may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue FCA common shares. The Board of Directors is designated in the Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years, which may be extended by the general meeting of shareholders with additional periods up to a maximum of five years per period. The current period, extended at the 2019 general meeting of shareholders, will expire on October 11, 2020.
Repurchase of Shares
Upon agreement with the relevant FCA shareholder, FCA may acquire its own shares at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and the Articles of Association, for consideration if: (i) FCA’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (ii) FCA would thereafter not hold a pledge over FCA common shares, or together with its subsidiaries, hold FCA common shares with an aggregate nominal value exceeding 50 percent of FCA’s issued share capital; and (iii) the Board of Directors has been authorized to do so by the general meeting of shareholders.
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
Loyalty Voting Structure
The Company implemented a loyalty voting structure, pursuant to which the former shareholders of Fiat S.p.A. were able to elect to receive one special voting share with a nominal value of €0.01 per share for each common share they were entitled to receive in the 2014 Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their common shares registered in a separate register (the “Loyalty Register”) of the Company’s shareholders register. Following this registration, a corresponding number of special voting shares were allocated to the above-mentioned Shareholders. By signing an election form, the execution of which was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below.
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
If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of FCA shareholders. The interim provisions judge shall reject the application if he or she is not satisfied that the applicants have previously requested in writing, stating the exact subjects to be discussed, that the Board of Directors convene a general meeting of FCA shareholders.
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
Convocation, Agenda, Minutes and Attendance
The agenda of the annual general meeting of FCA shareholders shall contain, inter alia, the following items in addition to any other item required by law:

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
For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time. The current period, extended at the 2019 general meeting of shareholders, will expire on October 11, 2020.
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

•
the applicable law concerning market abuse and, in particular, Regulation (EU) 596/2014 (the “MAR Regulation”) and its implementing measures: article 7 (Inside information), article 17 (Public disclosure of inside information) and article 18 (Insider lists) as well as the implementing regulations.

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
The Code of Conduct is a pillar of the integrity system which regulates the decision-making processes and operating approach of the Group and its employees in the interests of stakeholders. The Code of Conduct amplifies aspects of conduct related to the economic, social and environmental dimensions, underscoring the importance of dialog with stakeholders. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organisation (“ILO”), the OECD Guidelines for Multinational Enterprises, the U.S. Foreign Corrupt Practices Act (“FCPA”) and United Kingdom Bribery Act (“UKBA”). The Code of Conduct is supplemented by Practices aimed to provide specific guidance to all workforce members on how to effectively apply the Principles under the Code of Conduct in relation to various topics such as: the Environment, Health and Safety, Anti-corruption, Suppliers, Respect of Human Rights, Conflicts of Interest, Data Privacy, Information Assets Protection, Antitrust and Export controls. Moreover FCA has published on the FCA Website an updated version of the Company Sustainability Guidelines to cover specific business matters detailing FCA's accountability and commitment to a culture of responsibility and integrity.
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
The Company closely monitors the effectiveness of and compliance with the Code of Conduct. Violations of the Code of Conduct are essentially determined through, among others: periodic activities carried out by Internal Audit of the Group according to the annual Audit Plan, approved by the FCA Audit Committee and the CEO, that is based on a group risk assessment process; allegations received in accordance with the “Ethics Helpline process and procedure”; and checks forming part of the standard operating procedures. Internal Audit investigates violations of the Code of Conduct also through specific Business Ethics Audits (“BEA”). On a regular basis the Chief Audit, Sustainability and Compliance Officer (the Chief Audit Executive, or CAE) informs the Chief Executive Officer and the Audit Committee on the major findings. For all Code of Conduct violations, the disciplinary measures taken are commensurate with the seriousness of the case and comply with local legislation.
The Code of Conduct, including further information on its effectiveness and compliance, is available on the Governance section of the Group’s website at https://www.fcagroup.com/en-US/group/governance/code_of_conduct/.
Insider Trading Policy
On October 10, 2014, Fiat Investments’ board of directors adopted an insider trading policy, setting forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s integrity and ethical conduct. This policy was amended by the Board of Directors of FCA on July 28, 2016 following the new applicable law concerning market abuse and, in particular, the MAR Regulation and its implementing regulations; the Policy was further revised by the Board of Directors on October 2, 2019, effective as of November 4, 2019, to improve its effectiveness and scope.

Sustainability Practices
The Group is committed to operating in an environmentally and socially-responsible manner. For a full description of sustainability governance, guidelines, targets and results, refer to the section NON-FINANCIAL INFORMATIONelsewhere in this report.
Diversity Policy
On December 20, 2017, the Board of Directors adopted a diversity policy for the Board of Directors (the “Diversity Policy”), as the Company believes that diversity in the composition of the Board of Directors in terms of age, gender, expertise, work and personal background and nationality is an important means of promoting debate, balanced decision-making and independent actions of the Board of Directors. For further information, refer to the section Composition of the Board of Directors included elsewhere in this report.
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
To ensure its correct implementation, the Diversity Policy has been considered in the adoption of a profile for non-executive Directors and will be taken into account in the nomination of executive Directors, as well as in nominating and recommending non-executive Directors. In the 2019 financial year, the targets relating to nationality and age have been realized.
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
This is the report of the non-executive Directors of the Company over the 2019 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
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

During 2019, there were 18 meetings of the Board of Directors. Portions of these meetings took place without the executive Directors being present. The average attendance at those meetings was approximately 89.81 percent. An overview of the attendance of the individual Directors per meeting of the Board of Directors and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	Governance and Sustainability Committee	Compensation Committee
John Elkann	18/18	-	1/1	-
Michael Manley	18/18	-	-	-
Richard K. Palmer (1)	17/17
Ronald L. Thompson	17/18	10/10	-	-
Andrea Agnelli	13/18	-	-	-
Tiberto Brandolini d’Adda	18/18	-	-	-
Glenn Earle	18/18	10/10	-	-
Valerie A. Mars	17/18	10/10	-	3/3
Ruth J. Simmons(2)	0/1	-	1/1	-
Michelangelo A. Volpi	11/18	-	-	2/3
Patience Wheatcroft	17/18	10/10	1/1	-
Ermenegildo Zegna	17/18	-	-	3/3
John Abbott	13/18	-	-	-
________________________________________________________________________________________________________________________________________________
(1) Mr. Richard K. Palmer was appointed as executive director at the general meeting of shareholders held on Friday, April 12, 2019.
(2) Ms. Ruth J. Simmons decided not to stand for another election at the general meeting of shareholders held on Friday, April 12, 2019
During these meetings, the key topics discussed were, amongst others: the Group’s strategy and analysis of strategic options, investments, the Group’s financial results and reporting, acquisitions and divestitures, executive compensation, product plan and technological developments, risk management, legal and compliance matters, sustainability, human resources, implementation of the Remuneration Policy, and the Remuneration Report, the new LTIP, including the Metrics and targets and the Stock Ownership and Retention Guidelines.
Independence of the non-executive Directors
The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent.”
We have determined that seven of our twelve Board members qualify as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate Governance Code.
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
In 2019, the Governance and Sustainability Committee focused on the periodic assessment of the performance of the Board of Directors, its committees and the individual Directors during the meeting held on February 19. During that meeting, the Governance and Sustainability Committee dealt also with the directors’ nomination process and focused on the assessment of Directors’ qualifications, the size and composition of the Board of Directors and the committees, and the recommendations for Directors’ election.
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

REMUNERATION REPORT
The quality of our leadership and their commitment to the Company are fundamental to our success. FCA’s global remuneration principles support our business strategy and growth objectives in the diverse and evolving markets in which we compete. Our remuneration policies are designed to appropriately pay-for-performance with an emphasis on creating long-term shareholder value, avoiding arrangements that risk pay for failure. A variety of factors are taken into consideration when evaluating compensation arrangements, including the long-term objectives of the Company and its shareholders and a clear framework of compensation best practices which keep pace with ever-evolving US and European market-specific best practices.
Within the scope of FCA’s Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Directors at the recommendation of the Compensation Committee of the Board of Directors (the “Compensation Committee”). This annual Remuneration Report describes how the pay programs and practices of the Executive Directors were implemented in 2019, in accordance with the Remuneration Policy.
Please note that, as required by changes to Dutch law and Corporate Governance Code, FCA will be presenting an updated Remuneration Policy to its shareholders for approval during its Annual General Meeting (“AGM”) in April 2020. Accordingly, this Remuneration Report has been written and formatted to adopt the standardized presentation communicated by the Commission under the European Union Revised Shareholders' Rights Directive.
Going forward, per the revised legislation, the following Remuneration elements will be explicitly addressed in our Remuneration Policy, not the Report. For completeness, they are stated now and detailed herein until the updated Policy is formally presented to and approved by FCA’s shareholders:

•	Description of Purpose, Vision and Values of the Company;

•	Remuneration Principles;

•	How we select our Peer Group for Executive Compensation benchmarking;

•	Five year Pay Ratio trend;

•	Overview of Remuneration Elements including how fixed and variable elements are used and how they relate to each other;

•	Stock Related Provisions including a description of policies relating to stock-ownership, retention, claw-back, insider trading;

•	Terms of Engagement for Non-Executive Directors; and

•	Derogation from the Remuneration Policy

2019 Financial Year - Highlights summary
A key tenet of FCA's Remuneration Policy is pay for performance. The Group reported strong full year 2019 results, while setting a secure path to remain an industry leader. The following highlights some of the key achievements during the year:

•
Strong operating results with adjusted EBIT of €6.7 billion and Industrial free cash flows of €2.1 billion; record North America Adjusted EBIT of €6.7 billion, with higher results in LATAM of €0.5 billion;

•	Record U.S. Ram brand sales of 703 thousand units, up 18% year over year;

•	FCA and PSA signed binding combination agreement for 50/50 merger to create 3rd largest global OEM by revenues and 4th by volume;

•	Completed sale of Magneti Marelli with cash proceeds of €5.8 billion and payment of €2.0 billion extraordinary dividend to shareholders;

•	New UAW four year collective bargaining agreement in United States, building on Group’s commitment to grow U.S. manufacturing operations;

•	€1.1 billion ordinary dividend to be paid in Spring 2020, subject to Board and shareholder approval.
The following table highlights the financial metrics in the year:

Financial Metric	2019	Change from 2018
	(€ million, except as otherwise noted)
Worldwide combined shipments (in thousands of units)	4,418	(9)%
Net revenues	108,187	(2)%
Net profit from continuing operations	2,700	(19)%
Adjusted EBIT(1)	6,668	(1)%
Adjusted EBIT margin(1)	6.2%	+10 bps
Adjusted Net profit(1)	4,297	(9)%
Diluted earnings per share from continuing operations (€ per share)	1.71	(19)%
Adjusted diluted earnings per share(1) (€ per share)	2.73	(9)%
Cash flows from operating activities - continuing operations	10,770	14%
Industrial free cash flows(1)	2,113	(52)%
______________________________________________________________________________________________________________________________
(1) Refer to FINANCIAL OVERVIEW - Non-GAAP Financial Measures for additional detail and definitions of these performance metrics.

Remuneration Principles
The guiding principles of our Remuneration Policy direct our efforts to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create long-term value for shareholders and other stakeholders in a manner consistent with our core business and leadership values. FCA’s compensation philosophy, aims to provide compensation to its executive directors as outlined below.

Alignment with FCA's strategy	Compensation is strongly linked to the achievement of the Group's publicly disclosed performance targets.
Pay for performance
Compensation must reinforce our performance-driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Group's performance through both short and long-term variable pay instruments.

Competitiveness
Compensation will be competitive against the comparable market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives in geographies where we directly compete.

Long-term shareholder value creation
Targets triggering any variable compensation payment should directly align with the interest of shareholders and other stakeholders to promote the long-term success of the Company and constructed to avoid excessive levels of compensation.

Compliance	Our compensation policies and plans are designed to comply with applicable laws and corporate governance requirements.
Risk prudence	The compensation structure should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company's value or reputation.

Director's Total Remuneration in 2019
The following table summarizes the remuneration paid or awarded to the members of the Board of Directors for the year ended December 31, 2019.

				Fixed Remuneration				Variable Remuneration
Directors of FCA	Office held	Year		Base salary	Annual Fee	Fringe benefits		Short-term incentive(1)	Long-term incentive (2)		Retirement Benefits Expense		Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
				(€)
Executive Directors
ELKANN, John Philipp(3)	Chairman	2019		893,276	—	672,284	(5)	—	2,284,386	(8)	—	(11)	3,849,946	41%	59%
		2018		1,693,545	—	875,944		—	—		549,000		3,118,489	82%	18%
MANLEY, Michael	CEO	2019		1,429,241	—	30,389	(6)	1,203,243	8,819,249	(9)	1,798,791	(12), (13)	13,280,913	11%	89%
		2018	(4)	600,442	—	89,817		310,766	1,687,075		292,329		2,980,429	23%	77%
PALMER, Richard(14)	CFO	2019		923,916	—	53,351	(7)	501,128	2,309,323	(10)	247,570	(13)	4,035,288	24%	76%
		2018		—	—	—		—	—		—		—	—%	—%

Non-Executive Directors
ABBOTT, John	Director	2019		—	178,655	—		—	—		—		178,655	100%	—%
		2018		—	84,677	—		—	—		—		84,677	100%	—%
AGNELLI, Andrea	Director	2019		—	178,655	1,502		—	—		—		180,157	100%	—%
		2018		—	169,355	—		—	—		—		169,355	100%	—%
BRANDOLINI D'ADDA, Tiberto	Director	2019		—	178,655	2,313		—	—		—		180,968	100%	—%
		2018		—	169,355	1,074		—	—		—		170,429	100%	—%
EARLE, Glenn	Director	2019		—	196,521	19,128	(15)	—	—		—		215,649	100%	—%
		2018		—	186,290	18,392		—	—		—		204,682	100%	—%
MARS, Valerie	Director	2019		—	192,054	16,475	(15)	—	—		—		208,529	100%	—%
		2018		—	182,056	8,044		—	—		—		190,100	100%	—%
SIMMONS, Ruth J.(16)	Director	2019		—	91,561	8,274	(15)	—	—		—		99,835	100%	—%
		2018		—	173,588	6,917		—	—		—		180,505	100%	—%
THOMPSON, Ronald L.	Director	2019		—	209,920	10,604	(15)	—	—		—		220,524	100%	—%
		2018		—	198,992	6,917		—	—		—		205,909	100%	—%
VOLPI, Michelangelo A.	Director	2019		—	183,122	6,287	(15)	—	—		—		189,409	100%	—%
		2018		—	173,588	—		—	—		—		173,588	100%	—%
WHEATCROFT, Patience	Director	2019		—	192,054	12,230	(15)	—	—		—		204,284	100%	—%
		2018		—	182,056	11,819		—	—		—		193,875	100%	—%
ZEGNA, Ermenegildo	Director	2019		—	192,054	13,572	(15)	—	—		—		205,626	100%	—%
		2018		—	182,056	9,186		—	—		—		191,242	100%	—%
Total 2019				3,246,433	1,793,251	846,409		1,704,371	13,412,958		2,046,361		23,049,783
________________________________________________________________________________________________________________________________________________
(1) The amounts represent the bonus earned for the performance year 2019 which will be paid in 2020.
(2) The amounts represent the Company's 2019 expense relating to grants issued to the Executive Directors under the Long Term Equity Incentive Plan.
(3) Effective January 1, 2019 The Chairman’s compensation arrangement was changed to include a reduction in base salary and introduction of a long term variable pay component.
(4) Represents remuneration paid or earned for his CEO service from July 21, 2018 through December 31, 2018.
(5) The stated amount includes the use of transport and insurance premiums.
(6) The stated amount includes the use of transport and financial counseling.
(7) The stated amount includes the use of transport, insurance premiums and tax preparation.
(8) Chairman expense relates to the LTI grant he received in 2019 relating to the 2019 - 2021 performance period
(9) CEO expense includes €1,205,281 relating to the LTI grant he received in 2018 for his CEO service during the period July 21, 2018 through December 31, 2018 and €7,613,968 relating to the LTI grant he received in 2019 relating to the 2019 - 2021 performance period. In 2019, the CEO received the 3rd and final tranche of the equity award granted in 2015 for the 2014 - 2018 performance period for his role prior to becoming CEO. The 2019 expense relating to this grant is included in the aggregate compensation expense for executives with strategic responsibilities in Note 24, Related party transactions, within the Consolidated Financial Statements included elsewhere in this report.
(10) CFO expense relates to the LTI grant he received in 2019 relating to the 2019 - 2021 performance period
(11) Effective January 1, 2019 the Chairman waived his post retirement benefit and a recovery of €1.8 million was recognized in connection with the elimination of this benefit.
(12) Includes one-time expense of €0.9 million relating to his Executive Postretirement Health Care Plan.
(13) Both the CEO and CFO have fully vested post retirement pension benefits that were provided to them prior to their appointments to Executive Directors. The expense relating to this benefit is included in aggregate compensation expense for executives with strategic responsibilities in Note 24, Related party transactions, within the Consolidated Financial Statements included elsewhere in this report.
(14) Represents remuneration paid or earned since his appointment to the Board on April 12, 2019 through December 31, 2019.
(15) The stated amount refers to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.
(16) Represents remuneration paid or earned from January 1, 2019 through April 12, 2019. Upon departure from the Board, FCA US legacy Board payments in the amount of €735,894 were delivered in 2019.

1. Remuneration of Executive Directors
Summary Overview of Remuneration Elements
Remuneration of the executive directors’ is simple and transparent in design, and consists of the following key elements, all of which have been benchmarked and confirmed by an external compensation consultant:

Element	Description	2019 Application
Annual base salary	Market based fixed cash compensation set competitively to approved multinational peer group
Annual base salary as follows:
•
Chairman: Effective January 1, 2019 changed from U.S. $2.0 million to U.S.$1.0 million upon introduction of a long-term variable pay component in compensation arrangement
•
CEO: U.S.$1.6 million, no change as competitive pay was set upon appointment in 2018.
•
CFO: U.S.$1.43 million, carry-over arrangement approved by the Compensation Committee in 2019 upon his appointment to Executive Director

Short-term incentive (“Annual Bonus”)	Annual Bonus payout in cash subject to the achievement of annually pre-established, challenging financial objectives and thus demonstrably linked to the performance of the Company
Three equally weighted metrics were selected to align with business priorities (€ millions):
•
Adjusted EBIT (7,500)
•
Adjusted net profit (4,700)
•
Industrial Free Cash Flow (2,000)

Chairman: Not eligible for annual bonus payout

CEO: Target annual bonus payout: 150 percent of base salary
Maximum annual bonus payout: Capped at 300 percent of base salary.

CFO: Legacy arrangement approved by the Compensation Committee in 2019 upon appointment to Executive Director
Target annual bonus payout: 100 percent of base salary
Maximum annual bonus payout: Capped at 150 percent of base salary.

Payout incentive zone: Linear between minimum and target and linear between target and maximum

Long-term incentive (“LTI”)
Long-term incentive to align Executive Directors to strategic goals and reward for sustained long-term growth

Two components
•
performance share units
•
restricted (retention) share units

Performance component is subject to the achievement of predetermined challenging performance and market objectives comprised of two equally weighted metrics, relative Total Shareholder Return (“TSR”) and Adjusted EBIT

Maximum payout: 225 percent of the target number of TSR performance share units granted and 100 percent of the target number of Adjusted EBIT performance share units granted

A new LTI Plan design was approved by the shareholders at the 2019 Annual General Meeting. This new design incorporates annual rolling LTI plan grants directly linked to three year performance periods. With this approach, the intent is to deliver a consistent long-term incentive opportunity vesting annually, providing of course that company and individual performance conditions are met. FCA's previous plan covered a five-year performance period with partial vesting after performance years 3 and 4 if cumulative targets were met, with final cliff vesting after year 5. The new annual rolling nature of the new plan design will eliminate the yearly variability of FCA's previous long-term incentive approach. In 2019, grants were awarded for the first of the 2019-2021 three-year performance period (with a transitional vesting schedule). In 2020, grants will follow for the 2020-2022 cumulative performance period (with cliff vesting in 2023).

Chairman: Target annual LTI grant: 300 percent of base salary of which 75% is performance share units and 25% is restricted (retention) share units. In 2019, a grant of 558,480 units was awarded for the 2019 - 2021 performance period.

CEO: Target annual LTI grant: 625 percent of base salary of which 75% is performance share units and 25% is restricted (retention) share units. In 2019, a grant of 1,861,440 units was awarded for the 2019 - 2021 performance period.

CFO: Target annual LTI grant: 210 percent of base salary of which 66.7% is performance share units and 33.3% is restricted (retention) share units. In 2019, a grant of 558,990 units was awarded for the 2019 - 2021 performance period.

Element	Description	2019 Application
Post Retirement Benefits
The CEO participates in a defined contribution plan for U.S. based salaried employees and has a supplemental retirement benefit and a retiree health care benefit.

The Chairman and the CFO participate in a retiree health care benefit plan.

Chairman: Effective January 1, 2019 waived post mandate benefit of 5 times base salary; a recovery of €1.8 million was recognized in connection with the elimination of the post mandate benefit. Eligible for a retiree healthcare plan provided to executives in Italy which provides for a reimbursement of a portion of health care costs incurred in retirement.

CEO: Consistent with US CEO compensation benchmarks, a supplemental retirement benefit of three times annual base salary is provided. This benefit requires five years of CEO service for 100% vesting and 3 years of service for 50% vesting. Eligible for Executive Postretirement Health Care Plan which provides healthcare coverage in the United States upon retirement. In 2019, a cost of €1.7 million was recognized in connection with these benefits.

CFO: Eligible for a retiree healthcare plan provided to executives in Italy which provides for a reimbursement of a portion of health care costs incurred in retirement.

Other benefits
Executive directors may receive usual and customary fringe benefits such as severance, company cars, medical insurance, accident and disability insurance, tax preparation, financial counseling, tuition reimbursement and tax equalization

Chairman severance: 1 times annual base salary

CEO severance: 1 times annual base salary linked to non-compete and other restrictive covenants for 1 year.

CFO severance: Carry-over, pre Executive Director arrangement of 2 times base salary linked to non-compete and other restrictive covenants for 2 years.

CEO and CFO change of control provision: severance and accelerated vesting of outstanding awards under the Equity Incentive Plan in case of termination following change of control within 24 months by the company (unless for cause) or by the Executive Director for good reason.

For 2019, no severance benefits were paid or due to Executive Directors.

Compensation Peer Group
The Company periodically benchmarks its executive compensation programs and the compensation offered to Directors against peer companies and monitors compensation levels and trends in the market.
The Compensation Committee strives to identify a peer group that best reflects all aspects of the Company’s business and considers public listing, industry practices, geographic reach, and revenue proximity, with market capitalization considered as secondary characteristic. Our peer group represents a blend of both U.S. and European Companies in recognition of the relevant talent market for our executives. In addition to including U.S. and European automobile manufacturers, our peer group includes U.S. and European companies that have significant manufacturing and/or engineering operations and a global market presence.
For 2019, the Compensation Committee confirmed that the composition of our 26 company peer group listed below continues to be appropriate for evaluating pay level (and pay practices) for our Executive Directors versus external benchmarks. For 2020, the Committee has updated this peer group to remove Johnson Controls and add ABB.
Peer Group Companies:

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

Short-Term Incentive
For 2019, the Compensation Committee pre-established the annual financial performance goals for the Short Term Incentive based on the Company's 2019 financial plan approved by the Board of Directors in 2018. In addition, the Compensation Committee considered input from the external compensation consultant to ensure the goals are linked to long-term shareholder value creation. The 2019 bonus plan goals were set with challenging hurdles, directly in line with the Group's business plan, and as set forth below.

2019 Performance Metrics(1)	Weight	Minimum (€ millions)	Target (€ millions)	Maximum (€ millions)
Adjusted EBIT	1/3	6,750	7,500	11,250
Adjusted net profit	1/3	4,230	4,700	7,050
Industrial Free Cash Flows	1/3	1,800	2,000	3,000
______________________________________________________________________________________________________________________________
(1) Refer to FINANCIAL OVERVIEW - Non-GAAP Financial Measures for additional detail and definitions of these performance metrics.
The target incentive for the annual bonus program for 2019 is 150% of base salary for the CEO and 100% of base salary for the CFO. To earn any incentive, the performance achieved must be at least 90% of the specific target established. For the CEO, to earn the maximum payout of 300% of base salary, actual results must be delivered at 150% of the target performance, or greater, for all the performance metrics. The CFO maximum payout is capped at 150% of base salary. The payout incentive zone is linear between minimum and target and as well as between target and maximum.
Executive Director's 2019 Bonus Company Performance Factor Calculations:

Executive Directors	Target Payout	Corporate Measures	Weight	Minimum (€ millions)	Target (€ millions)	Maximum (€ millions)	Achievement (€ millions)	Actual vs Target	Company Performance Factor(1)	Weighted Company Performance Factor
MANLEY, Michael	150% of base salary	Adjusted EBIT	1/3	6,750	7,500	11,250	6,668	88.9%	0.0%	0.0%
		Adjusted Net profit	1/3	4,230	4,700	7,050	4,297	91.4%	57.1%	19.0%
		Industrial Free Cash Flows	1/3	1,800	2,000	3,000	2,113	105.7%	111.3%	37.1%
		Total Annual Bonus (U.S.$ thousands)		$1,200	$2,400	$4,800	Weighted Company Performance Factor			56.1%
PALMER, Richard	100% of base salary	Adjusted EBIT	1/3	6,750	7,500	11,250	6,668	88.9%	0.0%	0.0%
		Adjusted Net profit	1/3	4,230	4,700	7,050	4,297	91.4%	57.1%	19.0%
		Industrial Free Cash Flows	1/3	1,800	2,000	3,000	2,113	105.7%	105.7%	35.2%
		Total Annual Bonus (U.S.$ thousands)		$715	$1,430	$2,145	Weighted Company Performance Factor			54.2%
______________________________________________________________________________________________________________________________
(1) As described above, the Company Performance Factor for the CEO is higher than the CFO as at maximum performance the CEO would receive two times his targeted bonus whereas the CFO would receive one and a half times his targeted bonus.
The Compensation Committee reviews the achievement of the above metrics against the pre-established targets and presents the results to the non-executive Directors, typically in the first quarter of each year with the completion of the year-end earnings release. In 2019, Industrial Free Cash Flow was slightly over achieved, and the 90% minimum threshold for Adjusted Net Profit performance was achieved at 91.4%, however Adjusted EBIT performance fell below the 90% minimum threshold and, therefore, paid nothing.
CEO 2019 Short-term Incentive Calculation
The bonus earned by the CEO for performance year 2019, payable in 2020, was U.S. $ 1,347,000 based on the corresponding weighted company performance factor of 56.1%.

Base Salary		Bonus Target %		Weighted Company Performance Factor		Bonus Earned
$1,600,000	X	150%	X	56.1%	=	$1,347,000

CFO 2019 Short-term Incentive Calculation
The bonus earned by the CFO for performance year 2019, prorated for his appointment to Executive Director from April 12, 2019 through to December 31, 2019 was U.S. $ 561,000 payable in 2020, based on the corresponding weighted company performance factor of 54.2%.

Base Salary		Bonus Target %		Weighted Company Performance Factor		Prorated percentage(1)		Bonus Earned
$1,430,000	X	100%	X	54.2%	X	72.3%	=	$561,000
______________________________________________________________________________________________________________________________
(1) Prorated percentage relates to the period from his appointment to Executive Director, April 12, 2019, through to December 31, 2019
2020 Bonus Plan Goals
The 2020 Bonus Plan goals as approved by the Compensation Committee, are set forth below:

2020 Performance Metrics(1)	Weight	Minimum (€ millions)	Target (€ millions)	Maximum (€ millions)
Adjusted EBIT	1/3	6,300	7,000	10,500
Adjusted net profit	1/3	4,050	4,500	6,750
Industrial Free Cash Flows	1/3	1,800	2,000	3,000
______________________________________________________________________________________________________________________________
(1) Refer to FINANCIAL OVERVIEW - Non-GAAP Financial Measures for additional detail and definitions of these performance metrics.
Realized Long-Term Incentives
In 2019, the CEO received the pro-rated CEO service units as granted in 2018 and approved by shareholders at the April 12, 2019 AGM under the 2014 - 2018 LTI plan. This grant was made only to recognize the additional duties and corresponding new total compensation package associated with his serving as the Group CEO (as opposed to the Head of Jeep) for the period July 21, 2018 through December 31, 2018. This grant also included a higher ratio of at-risk Performance Share Units, as is typical for LTI plans awarded to the Chief Executive.
For the avoidance of doubt, these awards were fully based on the pre-established goals set for the 2014-2018 LTI Plan and were pro-rated and granted only to align to the associated time period of his appointment as CEO with the mandate to deliver the final months' performance of the five year business plan. The units granted to the previous CEO for this five month time period (which directly corresponded to his LTI percentage of his total compensation package) were forfeited.
As disclosed in the 2018 Remuneration Report, Total Shareholder Return (“TSR”) performance share units were earned at 150% of target by ranking number one amongst the TSR peer group for the cumulative performance period. Adjusted Net profit performance shares were earned at 100% of target as cumulative Adjusted Net profit significantly exceeded the cumulative target. Accordingly, 214,182 shares were delivered to the CEO. This outcome, and delivery of shares in 2019, reflects the successful completion of the Company's 2014 - 2018 Business Plan and the Company's delivery of significant value to its shareholders.
New Long-Term Equity Incentive Plan Grant
A new LTI Plan design was approved by shareholders at the April 12, 2019 Annual General Meeting.  This new design incorporates annual rolling LTI plan grants directly linked to three-year performance period.  With this approach, the intent is to deliver a consistent long-term incentive opportunity vesting annually, providing of course that performance conditions are met. FCA's previous plan covered a five year performance period with partial vesting after performance year 3 and year 4 if cumulative targets were met, with final cliff vesting after year 5. The annual, rolling nature of the new plan design will eliminate the yearly vesting variability of FCA's previous long-term incentive approach.  In 2019, grants were awarded for the first three-year performance period 2019 - 2021 (with a transitional vesting schedule).  In 2020, grants will follow for the 2020-2022 cumulative performance period (with cliff vesting in 2023).

Annual awards granted under the new LTI will be comprised of a spilt of performance share units and restricted (retention) share units. The performance based awards vesting under the new LTI plan are conditional on meeting two independent, equally weighted cumulative three year metrics, Adjusted EBIT and Relative TSR. Each metric has minimum and target performance levels; performance below the minimum results in no awards being earned. The 2019 -2021 Cumulative Performance Targets are set forth below,

2019 - 2021 Performance Metrics	Weight	2019 - 2021 Cumulative Performance Targets
Adjusted EBIT (€ billions)	50%	28.2
Relative TSR	50%	Rank 5th out of 16 competitors
As shown in the tables below, the Adjusted EBIT component payout begins at 80% of target achievement and has a maximum payout at 100% for target achievement. The Relative TSR component earns partial vesting if the Company is ranked seventh or better among an industry specific peer group of sixteen, including the Company, and a maximum payout of 225%, if the Company is ranked first among the sixteen companies. The plan allows no payout if the Company is ranked below the median of the designated peer group over the performance period.
Listed below are the Adjusted EBIT and TSR payout scales:

Adjusted EBIT Payout Scale		TSR Payout Scale
% Achieved	Payout % of Target	FCA Rank	Payout % of Target
100.0%	100.0%	1	225.0%
95.0%	87.5%	2	180.0%
90.0%	75.0%	3	145.0%
85.0%	62.5%	4	120.0%
80.0%	50.0%	5	100.0%
		6	75.0%
		7	50.0%
		8-16	0.0%
Listed below is the Relative TSR peer group:

Volkswagen AG	Toyota Motor Corporation	Daimler AG	General Motors Company
Ford Motor Company	Honda Motor Co. Ltd.	BMW Group	The Hyundai Motor Company
PSA Peugeot Citroen	Renault SA	Nissan Motor Co.	KIA Motors
Suzuki Motor Corporation	Mazda Motor Corporation	Tesla Inc.
Under this new Long-Term Equity Incentive Plan approved by shareholders, the first three-year rolling plan (2019-2021) includes a transitional partial vesting schedule so that participants of the previous five year 2014 - 2018 LTI Plan do not again deliver results for three (or five) years without earning an annual incentive payout opportunity. New hires eligible for a long-term incentive will not receive any such transitional vesting opportunity. Providing a partial incentive vesting ‘bridge’ to previous plan participants (who waited five years for full LTI plan vesting with FCA’s prior plan) was deemed critical to ensuring key talent is retained. The tables below illustrate the previous five year 2014 - 2018 LTI approach, the new annual rolling LTI grant approach and the associated three-year cliff vesting as well as the one-time transitional partial vesting for plan participants switching between the two LTI plan designs. (Note that full payout of this transitional vesting opportunity does not occur until after performance year 2021 is complete).

2014- 2018 Vesting Schedule

	2014	2015	2016	2017	2018	2019
	Performance Period
2014 - 2018 Plan		Grant PSU's and RSU's		1/3 vests	1/3 vests	1/3 vests
New Annual Rolling Approach Vesting Schedule

	Year 1	Year 2	Year 3	Year 4	Year 5
Performance Period
Three Year Plan #1	Grant PSU's and RSU's			Cliff Vests
Performance Period
Three Year Plan #2		Grant PSU's and RSU's			Cliff Vests
2019 - 2021 Transitional Partial Vesting Schedule

	2019	2020	2021	2022
	Performance Period
2019 - 2021 Plan	2019 Grant PSU's and RSU's	1/3 vests	1/3 vests	1/3 vests
As noted in the Summary Overview of Remuneration Elements, the Executive Directors received a grant in 2019 under the new LTI plan. The actual payout that the Executive Directors may realize on the performance share units depends on the achievement of critical financial and relative stock performance targets established by the Compensation Committee for the 2019-2021 performance period. The maximum opportunity of these new equity awards is 820,269 units for the Chairman, 2,733,990 units for the CEO, and 791,904 units for the CFO.
The Compensation Committee reviews the results and achievement of metrics and presents the results to the non-Executive Directors typically in the first quarter of each year with the completion of the year-end earnings release. In 2019, the 88.9% of the Adjusted EBIT target was achieved resulting in a payout of 72.27% of the target Adjusted EBIT performance share units. In addition, the Company ranked 6th among the 16 Relative TSR peer group resulting in a payout of 75% of the target Relative TSR performance share units.

Adjusted EBIT Payout Scale			TSR Payout Scale
% Achieved	Payout % of Target		FCA Rank	Payout % of Target
100.0%	100.0%		1	225.0%
95.0%	87.5%		2	180.0%
90.0%	75.0%	ç	3	145.0%
85.0%	62.5%		4	120.0%
80.0%	50.0%		5	100.0%
		è	6	75.0%
			7	50.0%
			8-16	0.0%
Subject to the achievement or satisfaction of the terms and conditions of the award agreements, the number of units to be delivered in 2020 to the Executive Directors based on this 2019 achievement is 165,435 to the Chairman, 551,409 to the CEO and 170,122 to the CFO.

Share Plans Granted to Directors
The following table provides an overview of the share plans held by the Executive Directors for the year ended December 31, 2019:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date(1)	Vesting Date	Opening Balance	Shares Granted	Market Value on Grant Date	Shares Awarded Due to Performance	Shares Vested(3)	Shares Subject to a Performance Condition	Shares Awarded and Unvested	Share-Based Compensation Expense(2)
ELKANN, John Philipp, Chairman	2019 LTI RSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022	—	139,620	€1,844,006	—	—	—	139,620	€622,462
	2019 LTI PSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022	—	418,860	€5,532,017	—	—	418,860	418,860	€1,661,924

MANLEY, Michael, CEO	2014 - 2018 LTI RSU	2014-2018	September 27, 2018	May 8, 2019	45,091	—	€821,493	—	45,091	—	—	€156,978
	2014 - 2018 LTI PSU	2014-2018	September 27, 2018	May 8, 2019	135,273	—	€2,464,497	33,818	169,091	135,273	—	€1,048,303
	2019 LTI RSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022	—	465,360	€6,146,158	—	—	—	465,360	€2,074,696
	2019 LTI PSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022	—	1,396,080	€18,438,473	—	—	1,396,080	1,396,080	€5,539,272

PALMER, Richard, CFO	2019 LTI RSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022	—	186,330	€2,460,920	—	—	—	186,330	€830,708
	2019 LTI PSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022	—	372,660	€4,921,839	—	—	372,660	372,660	€1,478,615
______________________________________________________________________________________________________________________________
(1) In 2019, the Board approved holding requirements for Executive Directors effective for grants issued after January 1, 2020. The grants issued in 2018 and 2019 are not subject to these holding requirements.
(2) In 2019, the CEO received the 3rd and final tranche of the equity award granted in 2015 for the 2014 - 2018 performance period for his role prior to becoming CEO. The 2019 expense relating to this grant is included in the aggregate compensation expense for executives with strategic responsibilities in Note 24, Related party transactions, within the Consolidated Financial Statements included elsewhere in this report.
(3) The fair market value of the shares that vested on May 8, 2019 was €2,931,078.
In December 2019, the Compensation Committee, in accordance with the terms of the LTI plan, approved a conversion factor of 1.107723 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share as a result of the payment of an extraordinary cash distribution to holders of FCA common shares on May 30, 2019. The number of shares granted has been adjusted as follows:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date	Shares Granted	Conversion Factor	Dilution Adjustment	Number of Adjusted Shares
ELKANN, John Philipp, Chairman	2019 LTI RSU	2019 - 2021	May 15, 2019	139,620	1.107723	15,040	154,660
	2019 LTI PSU	2019 - 2021	May 15, 2019	418,860	1.107723	45,121	463,981

MANLEY, Michael, CEO	2019 LTI RSU	2019 - 2021	May 15, 2019	465,360	1.107723	50,130	515,490
	2019 LTI PSU	2019 - 2021	May 15, 2019	1,396,080	1.107723	150,390	1,546,470

PALMER, Richard, CFO	2019 LTI RSU	2019 - 2021	May 15, 2019	186,330	1.107723	20,072	206,402
	2019 LTI PSU	2019 - 2021	May 15, 2019	372,660	1.107723	40,144	412,804
Stock Ownership
Our Board recognizes the critical role that executive stock ownership and retention has in aligning the interests of management with those of shareholders. In 2019, the Board approved stock ownership and retention guidelines for Executive Directors.

The Chairman and CEO are subject to stock ownership guidelines which require owning shares with an aggregate value of not less than six (6) times base salary. The CFO is subject to stock ownership guidelines which requires owning shares with an aggregate value of not less than three (3) times base salary. Executive Directors are required to meet their required level of ownership prior to February 21, 2024 (five years from the date of Board approval) and, once achieved, maintain their required level until the Executive Director ceases to be subject to these ownership guidelines or becomes subject to a lower ownership level.
The Chairman and CEO are required to retain one hundred percent (100%) of net, after-tax shares of Common stock issued upon vesting and settlement of any equity awards granted until the fifth (5th) anniversary of the grant date of such award. The CFO, in accordance with his carry-over pre-Executive Director arrangement is required to retain fifty percent (50%) of any net, after- tax shares of Common stock issued upon vesting and settlement of any equity awards granted until the ownership guidelines are met. These retention requirements apply to Common stock issued upon vesting and settlement of any equity awards granted after January 1, 2020.
Remuneration to Former Executive Directors
Pursuant to our former CEO’s employment agreement and as described in the 2018 Remuneration Report, the remaining pro-rated long-term incentive award was delivered in 2019. As a result of overachievement of performance objectives for the 2014 - 2018 performance period a total of 1,951,457 units were delivered. This represented the maximum amount of 125% of the pro-rated award. Other payments will be made consistent with obligations set forth in Mr. Marchionne’s employment agreement, including his post mandate benefit of 5 x base compensation.
2. Remuneration for Non-Executive Directors
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
At the 2017 annual general meeting of FCA shareholders, the Company's shareholders approved amendments to the Remuneration Policy to introduce the principle that non-executive directors are paid in cash. Remuneration of non-executive directors is fixed and not dependent on the Group's financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans. Non-executive directors are entitled to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles.
3. Recoupment of Incentive Compensation (Claw back Policy)
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. Employment agreements with members of management, including its executive officers, and also the Equity Incentive Plan (“EIP”), allow the Company to recover, or clawback, incentive compensation, including the ability to retroactively adjust if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the CEO and each of the Company’s executive officers will repay net amounts received for their, 2017, 2018 and 2019 annual bonuses, restricted share units and performance share units if, during the two years after payment, (i) FCA restates its financial statements for any vesting or performance period covered by the compensation (“covered period”), (ii) “cause”, as defined in executive’s employment agreement, existed during a covered period, or (iii) the executive engaged in certain conduct that has been materially injurious to the Company. In the financial year 2019, no situation occurred which variable remuneration has been, or had to be, reclaimed.

4. Insider Trading Policy
The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The insider trading policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The insider trading policy also restricts trading by specified individuals to defined window periods which follow the Company’s quarterly earnings releases.
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals to whom the policy applies from engaging in a short sale of the Company's or its subsidiaries' securities and derivatives (such as options, puts, calls, or warrants).
5. Compliance with the Remuneration Policy
The remuneration paid to executive and non-executive directors for 2019 was done in line with the applicable remuneration policy. We refer to the paragraphs on Summary Overview of Remuneration Elements, Short Term Incentive Calculations 2019 and Long Term Incentive Calculations 2019 above, for an elaboration on how the remunerations in the Remuneration Report contribute to the long-term performance of the Company.
6. Terms of engagement
The Executive Directors are employed by the Company on the basis of an employment agreement for an indefinite period of time and are employed at will, meaning either party can terminate the employment relationship at any time. They are appointed in their Corporate role for a period of approximately one year (i.e. until the general meeting in the calendar year following the year of appointment).
7. Derogations and deviations from the Remuneration Policy
For 2019, no derogations or deviations were made to the applicable remuneration policy.

8. Internal Pay Ratios and Comparative Information
Internal Pay Ratios
The Compensation Committee considers internal pay ratios within the Company when setting the Executive Directors’ compensation. In line with the newly released guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the CEO pay ratio and five year average employee compensation are to be disclosed in the annual Remuneration Report. Last year, FCA voluntarily reported our CEO pay ratio as our US peers began disclosing in 2018 per SEC guidelines. In accordance with SEC guidelines, the median compensated employee’s total direct compensation was used last year to compare to the CEO’s targeted total direct compensation. This year, the basis of the CEO pay ratio uses recently disclosed Dutch methodology of average employee compensation, including all labor costs.
To meet the new five year trend of average employee compensation requirement, total personnel costs reported in the annual report (refer to Note 8, Other information by nature within the Consolidated financial statements included elsewhere in this report) less any Executive Director compensation divided by the average headcount reported in the annual report (refer to Note 8, Other information by nature within the Consolidated financial statements included elsewhere in this report) less any Executive Directors who are included in the total average headcount was utilized and is illustrated below:

Employees excluding Executive Directors	2019	2018	2017	2016(1)	2015(1)	5 year average
Personnel Costs (€ billions)	11.4	11.7	11.7	13.2	13.4	12.3
Average number of employees	198,770	203,120	197,038	235,480	236,558	214,193
Average employee compensation (€)	57,353	57,601	59,379	56,056	56,646	57,407
______________________________________________________________________________________________________________________________
(1) These amounts reflect the Personnel Cost and Average number of employees as per the 2016 annual report on Form 20-F as filed with the SEC, and have not been restated to exclude the results of Magneti Marelli following the classification of Magneti Marelli as a discontinued operation.
A five-year trend of the CEO’s pay ratio as required is shown below:

	2019(1)	2018(2)	2017(3)	2016(3)	2015(3)	5 year average
CEO Compensation (€)
Current CEO	13,280,913	2,980,429	—	—	—
Former CEO	—	10,966,555	15,209,696	13,066,520	13,929,560
	13,280,913	13,946,984	15,209,696	13,066,520	13,929,560	13,886,735
Average employee compensation (€)	57,353	57,601	59,379	56,056	56,646	57,407
CEO Pay Ratio	232	242	256	233	246	242
______________________________________________________________________________________________________________________________
(1) Total reported in 2019 Director’s total remuneration in 2019 for the CEO
(2) Total reported in 2018 Directors Compensation table for former and current CEO
(3) Total reported in 2017, 2016 and 2015 annual report in the Director's Compensation table plus pension and retirement savings costs for former CEO.

Comparative Table over Remuneration and Company Performance
In line with the new guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the performance of the company, the annual change of remuneration of each director, and of the average employee remuneration other than directors from 2015 to 2019 financial years is disclosed in the following table.
There was no change in the Chairman’s remuneration from 2015 through 2018 as the Chairman’s compensation arrangement consisted of a base salary and did not include variable compensation. As previously noted, the Chairman’s compensation arrangement changed in 2019 to include a reduction in annual fee and the introduction of a long term incentive component representing 75% of his total targeted remuneration. The change in CEO remuneration in 2018 versus 2019 is largely a result of 2019 representing his first full year of remuneration given his appointment to CEO in July 21, 2018. As previously noted, Directors remuneration consists of an annual fee and does not include variable compensation. Year over year changes are a result of coming or leaving the Board or a Committee.

Company Performance	2019	2019 vs. 2018	2018 vs. 2017	2017 vs. 2016	2016 vs. 2015
	Annual Change Higher/(Lower)
Net revenues (€ million)	108,187	(2,225)	4,682	(68)	(61)
Net profit/(loss) from continuing operations (€ million)	2,700	(630)	39	1,578	1,728
Diluted earnings/(loss) per share from continuing operations (€)	1.71	(0.41)	0.01	0.99	1.13

Directors Remuneration(1), (2)	Position	2019	2019 vs. 2018	2018 vs. 2017	2017 vs. 2016	2016 vs. 2015
		Annual Change (€) Higher/(Lower)
ELKANN, John Philipp(3)	Chairman	3,177,662	1,391,110	—	—	—
MANLEY, Michael(4)	CEO	11,446,462	8,710,757	—	—	—
PALMER, Richard	CFO	3,734,367	—	—	—	—
ABBOTT, John(5)	Director	178,655	89,328	89,328	—	—
AGNELLI, Andrea	Director	178,655	—	—	—	—
BRANDOLINI D'ADDA, Tiberto	Director	178,655	—	—	—	—
EARLE, Glenn	Director	196,521	—	—	—	—
MARS, Valerie	Director	192,054	—	—	—	—
SIMMONS, Ruth J.(5)	Director	91,561	(91,561)	—	—	—
THOMPSON, Ronald L.	Director	209,920	—	—	—	—
VOLPI, Michelangelo A.(5)	Director	183,122	—	91,561	91,561	—
WHEATCROFT, Patience	Director	192,054	—	—	—	—
ZEGNA, Ermenegildo(5)	Director	192,054	—	4,464	4,464	—

Average employee remuneration	2019	2019 vs. 2018	2018 vs. 2017	2017 vs. 2016	2016 vs. 2015
	Annual Change (€) Higher/(Lower)
Average employee remuneration	57,353	(248)	(1,778)	3,323	(590)
______________________________________________________________________________________________________________________________
(1) Amounts included in 2019 and the year over year annual change are base salary, annual fee, short-term incentive and long-term incentive only. Amounts relating to fringe benefits and post retirement benefits expense have been excluded.
(2) Board of Directors base salary, annual fee, short-term incentive and long-term incentive are paid in U.S. dollars and presented in the annual Remuneration Report in Euros. For purposes of determining annual change, amounts reported in prior years have been restated to reflect a constant average exchange rate throughout the period reported. The rate used for translation was the average Euro to U.S. dollars for the year ended December 31, 2019 of €1.119.
(3) From 2015 - 2018, Chairman received an annual fee of $2,000,000 and no variable compensation. The change in 2018 vs 2019 is due a change in the Chairman's compensation arrangement to include a reduction in fixed annual fee and introduction of a long-term variable pay component representing 75% of total targeted compensation.
(4) 2019 vs 2018 change is a result of 2018 remuneration relates to his CEO service from July 21, 2018 through December 31, 2018.
(5) Year over year change a result of coming on or leaving the Board or a Committee.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.
Opinion on Internal Control over Financial Reporting
We have audited Fiat Chrysler Automobiles N.V.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiat Chrysler Automobiles N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Fiat Chrysler Automobiles N.V. as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated February 25, 2020 expressed an unqualified opinion thereon.
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
February 25, 2020

FINANCIAL STATEMENTS

FCA CONSOLIDATED FINANCIAL STATEMENTS

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Fiat Chrysler Automobiles N.V. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The Critical Audit Matters communicated below are matters arising from the current period audit of financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of Critical Audit Matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the Critical Audit Matters below, providing separate opinions on the Critical Audit Matters or on the accounts or disclosures to which they relate.

Valuation of goodwill and other non-current assets with indefinite useful lives, with particular reference to APAC and LATAM goodwill
Description of the Matter
At December 31, 2019, the recorded amount of goodwill and other non-current assets with indefinite useful lives was €11,065 million and €3,192 million, respectively. These amounts have primarily been allocated to the Company’s four cash generating units (‘CGU’) that align with the car mass market operating segments (North America, APAC, LATAM and EMEA) as set out in notes 2 and 9 of the consolidated financial statements. The amount of goodwill allocated to APAC and LATAM was €1,174 million and €563 million, respectively.
Auditing management’s annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the Value-In-Use (‘VIU’) of the CGUs. In particular, the determination of the VIU was sensitive to significant assumptions, such as changes in the discount rate, revenue growth rate, operating margin and terminal value, which are affected by expectations about future market or economic conditions, particularly those in APAC and LATAM.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill and other non-current assets with indefinite useful lives impairment assessment process, including controls over management’s review of the significant assumptions described above.
To test the determination of the VIU of the Company’s CGUs, we performed audit procedures that included, among others, evaluating the CGUs identified in the current year and testing the allocation of assets and liabilities to the carrying value of each CGU. We assessed the impairment methodology applied by the Company and obtained an understanding of the analysis performed by management for the purposes of the impairment assessment. We assessed the cash flow forecasts for each CGU as compared to the Group’s business plan for the period 2018-2022, including comparisons to industry forecasts and sector data, and evaluated the historical accuracy of the Company’s forecasts by comparison to actual results. We assessed the operational margins, discount rates and long-term growth rates applied within the model, with the support of valuation specialists, by performing independent calculations and sensitivity analyses for each CGU, as well as the adequacy of the disclosures made by the Company in this area, in particular those related to reasonably possible changes in key assumptions that could lead to an impairment of goodwill.

Income taxes - recoverability of the Italian deferred tax assets
Description of the Matter
At December 31, 2019, the Company had deferred tax assets on deductible temporary differences of €5,711 million which were recognized and €1,113 million which were not recognized. At the same date the Company also had deferred tax assets in respect of tax losses carried forward of €918 million which were recognized and €3,943 million which were not recognized. The recognized and unrecognized amounts related to Italy were €705 million and €2,558 million, respectively. The disclosures in relation to income taxes are included in note 7 of the consolidated financial statements.
Auditing the Company’s recognition and recoverability of the deferred tax assets in Italy was complex because it involves material amounts, judgments and estimates in relation to future taxable profits and hence the capacity to utilize available tax assets in this tax jurisdiction.

How We Addressed the Matter in Our Audit
The procedures performed to address the matter in our audit included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s income taxes process, including controls over management’s review of the significant assumptions described above.
We evaluated the forecast periods selected in determining the likelihood of the Group generating sufficient future taxable profits to support the recognition of the Italian deferred tax assets, including the Company’s assumptions and sensitivity analysis in relation to the likelihood of generating sufficient future taxable income, taking into account local tax regulations. We evaluated the historical accuracy of management’s forecasting of taxable profits for the Italian tax jurisdiction by comparison to actual results, the accuracy of the forecast models and consistency of the projections with the forecasts used for the purposes of the goodwill and other non-current assets with indefinite and definite useful lives impairment analysis by the Company and results from other areas of our audit. We involved tax professionals to assist in evaluating the key assumptions and methodologies developed by management in this area. We assessed the adequacy of the disclosures made by the Company in respect of recoverability of deferred taxes.

Provision for North America product warranty and recall campaigns
Description of the Matter
At December 31, 2019, the provisions for product warranty and recall campaigns amounted to €6,306 million with the most significant amounts related to the North America segment. The Company establishes provisions for product warranty obligations, including the estimated cost of service and recall actions in the North America region, at the time the vehicle is sold. The estimated future costs of these actions, which are recorded in cost of sales in the consolidated income statement, are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. The disclosures on warranty provisions are included in notes 2 and 20 to the consolidated financial statements.
Auditing management’s provision for product warranty and recall campaign was complex due to numerous uncertainties, especially related to the North America region’s warranty and campaign provisions, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. Due to the size and the uncertainty and potential volatility of these estimated future costs and other factors, such as new laws and regulations, changes in assumptions used could materially affect the result of the Company’s operations.

How We Addressed the Matter in Our Audit
The procedures designed to address the matter in our audit included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s warranty process.
We involved actuarial specialists to assist us to evaluate and test the Company's methodology, the assumptions developed by management in determining the warranty provisions, and to perform sensitivity analyses and calculate an independent range of reasonably probable outcomes for the North America product warranty and recall campaigns provision, including evaluating current year development against expectations. We performed other audit procedures to evaluate the data applied in the model including, among others, (i) vouching of the warranty payments made in the year and (ii) obtaining external third-party confirmations in respect of the completeness and accuracy of current year claims. We assessed the adequacy of the disclosures made by the Company in this area.

Recoverability of non-current assets with definite useful lives with reference to EMEA
Description of the Matter
At December 31, 2019, the non-current assets with definite useful lives amounted to €41,055 million. Non-current assets with definite useful lives include property, plant and equipment (€28,608 million) and intangible assets (€12,447 million). Intangible assets with definite useful lives mainly consist of capitalized development expenditures. The Company periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Company’s current business plan, of the CGUs to which the assets relate. The disclosures on non-current assets with definite useful lives are included in notes 2, 10 and 11 of the consolidated financial statements.
Auditing management’s assessment of the recoverability of non-current assets with definite useful lives with reference to EMEA was complex and highly judgmental due to the size and the uncertainty and potential volatility of the forecast volumes, contribution margin and other factors, such as new laws and regulations, used in estimating future cash flows of the CGUs to which the assets relate. Any change in these assumptions used could materially affect the recoverability of EMEA non-current assets with definite useful lives.

How We Addressed the Matter in Our Audit
The procedures designed to address the matter in our audit included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s non-current assets with definite useful lives impairment assessment process, including controls over management’s review of the significant assumptions described above.
To test the determination of the recoverable amount of the CGUs, we involved valuation specialists to assist in evaluating the methodology used by the Company, including the impairment test model developed and the discount rates (Weighted Average Cost of Capital) applied, by performing independent calculations and sensitivity analyses for each CGUs. We evaluated the key assumptions applied in determining the recoverable amount and evaluated the CGUs identified, tested the allocation of assets to the carrying value of each CGU and assessed the cash flow forecasts for each CGU, including comparisons to industry forecasts and sector data. We tested the reconciliation of these cash flow forecasts for each CGU to the EMEA regional business plan used in the impairment analysis of goodwill and other non-current assets with indefinite useful lives. We evaluated the historical accuracy of the Company's forecasts by comparison to actual results and assessed the adequacy of the disclosures made by the Company in this area.

/s/ EY S.p.A.
We have served as the Company’s auditor since 2012.
Turin, Italy
February 25, 2020

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31,
	Note	2019	2018	2017
Net revenues	4	€108,187	€110,412	€105,730
Cost of revenues		93,164	95,011	89,710
Selling, general and other costs		6,455	7,318	7,177
Research and development costs	5	3,612	3,051	2,903
Result from investments:		209	235	399
Share of the profit of equity method investees	12	208	240	400
Other income from investments		1	(5)	(1)
Reversal of a Brazilian indirect tax liability	22	—	—	895
Gains on disposal of investments		15	—	76
Restructuring costs		154	103	86
Net financial expenses	6	1,005	1,056	1,345
Profit before taxes		4,021	4,108	5,879
Tax expense	7	1,321	778	2,588
Net profit from continuing operations		2,700	3,330	3,291
Profit from discontinued operations, net of tax	3	3,930	302	219
Net profit		€6,630	€3,632	€3,510

Net profit attributable to:
Owners of the parent		€6,622	€3,608	€3,491
Non-controlling interests		8	24	19
		€6,630	€3,632	€3,510
Net profit from continuing operations attributable to:
Owners of the parent		€2,694	€3,323	€3,281
Non-controlling interests		6	7	10
		€2,700	€3,330	€3,291
Earnings per share:	27
Basic earnings per share		€4.23	€2.33	€2.27
Diluted earnings per share		€4.22	€2.30	€2.24

Earnings per share for Net profit from continuing operations:	27
Basic earnings per share		€1.72	€2.15	€2.14
Diluted earnings per share		€1.71	€2.12	€2.11

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31,
	Note	2019	2018	2017
Net profit (A)		€6,630	€3,632	€3,510

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	26
(Losses)/gains on remeasurement of defined benefit plans		(63)	317	(72)
Share of (losses)/gains on remeasurement of defined benefit plans for equity method investees		(5)	—	2
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		6	(4)	14
Related tax impact		7	(76)	(18)
Items relating to discontinued operations, net of tax		(9)	2	5
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		(64)	239	(69)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	26
(Losses)/gains on cash flow hedging instruments		(191)	(9)	129
Exchange gains/(losses) on translating foreign operations		268	126	(1,982)
Share of Other comprehensive (loss) for equity method investees		(15)	(103)	(121)
Related tax impact		50	(6)	(12)
Items relating to discontinued operations, net of tax		9	(91)	60
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		121	(83)	(1,926)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		57	156	(1,995)

Total Comprehensive income (A)+(B)		€6,687	€3,788	€1,515

Total Comprehensive income attributable to:
Owners of the parent		€6,676	€3,763	€1,491
Non-controlling interests		11	25	24
		€6,687	€3,788	€1,515
Total Comprehensive income attributable to owners of the parent:
Continuing operations		€2,749	€3,558	€1,212
Discontinued operations		3,927	205	279
		€6,676	€3,763	€1,491

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31,
	Note	2019	2018
Assets
Goodwill and intangible assets with indefinite useful lives	9	€14,257	€13,970
Other intangible assets	10	12,447	11,749
Property, plant and equipment	11	28,608	26,307
Investments accounted for using the equity method	12	2,009	2,002
Other financial assets	13	340	362
Deferred tax assets	7	1,689	1,814
Other receivables	15	2,376	1,484
Tax receivables	15	94	71
Prepaid expenses and other assets		535	266
Other non-current assets		757	556
Total Non-current assets		63,112	58,581
Inventories	14	9,722	10,694
Assets sold with a buy-back commitment		1,626	1,707
Trade and other receivables	15	6,628	7,188
Tax receivables	15	372	419
Prepaid expenses and other assets		524	418
Other financial assets	13	670	615
Cash and cash equivalents	17	15,014	12,450
Assets held for sale	3	376	4,801
Total Current assets		34,932	38,292
Total Assets		€98,044	€96,873
Equity and liabilities
Equity	26
Equity attributable to owners of the parent		€28,537	€24,702
Non-controlling interests		138	201
Total Equity		28,675	24,903
Liabilities
Long-term debt	21	8,025	8,667
Employee benefits liabilities	19	8,507	7,875
Provisions	2,20	5,027	5,413
Other financial liabilities	16	124	3
Deferred tax liabilities	7	1,628	937
Tax liabilities	2,22	278	149
Other liabilities	22	2,426	2,452
Total Non-current liabilities		26,015	25,496
Trade payables		21,616	19,229
Short-term debt and current portion of long-term debt	21	4,876	5,861
Employee benefit liabilities	19	544	595
Provisions	2,20	8,978	10,394
Other financial liabilities	16	194	204
Tax liabilities	2,22	122	203
Other liabilities	22	6,788	7,057
Liabilities held for sale	3	236	2,931
Total Current liabilities		43,354	46,474
Total Equity and liabilities		€98,044	€96,873

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)

		Years ended December 31,
	Note	2019	2018	2017
Cash flows from operating activities:
Net profit from continuing operations		€2,700	€3,330	€3,291
Amortization and depreciation		5,445	5,507	5,474
Net losses on disposal of tangible and intangible assets		19	1	16
Net gains on disposal of investments		(15)	—	(76)
Other non-cash items	29	1,541	129	(197)
Dividends received		156	75	102
Change in provisions	2	(1,744)	842	464
Change in deferred taxes		864	457	1,075
Change due to assets sold with buy-back commitments and GDP vehicles		(65)	158	(11)
Change in inventories		1,017	1,399	(1,596)
Change in trade receivables		100	19	(157)
Change in trade payables		2,020	(1,240)	937
Change in other liabilities, payables and receivables	2	(1,268)	(1,213)	358
Cash flows (used in)/from operating activities - discontinued operations		(308)	484	705
Total		10,462	9,948	10,385
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(8,385)	(5,392)	(8,105)
Investments in joint ventures, associates and unconsolidated subsidiaries		(2)	(3)	(9)
Proceeds from the sale of tangible and intangible assets		53	47	54
Net change in receivables from financing activities		336	(676)	(836)
Change in securities		(235)	(75)	174
Other changes		55	(7)	(4)
Net cash proceeds from disposal of discontinued operations		5,348	—	—
Cash flows used in investing activities - discontinued operations		(155)	(632)	(570)
Total		(2,985)	(6,738)	(9,296)
Cash flows used in financing activities:	29
Repayment of notes		(1,480)	(1,850)	(2,235)
Proceeds of other long-term debt		329	935	811
Repayment of other long-term debt		(1,163)	(2,852)	(3,421)
Net change in short-term debt and other financial assets/liabilities		(782)	1,062	561
Distributions paid		(3,056)	(1)	(1)
Other changes		—	11	(2)
Cash flows from/(used in) financing activities - discontinued operations		325	(90)	(186)
Total		(5,827)	(2,785)	(4,473)
Translation exchange differences		212	106	(1,296)
Total change in Cash and cash equivalents		1,862	531	(4,680)

Cash and cash equivalents at beginning of the period		12,450	12,638	17,318
Add: Cash and cash equivalents at beginning of the period included within Assets held for sale		719	—	—
Total change in Cash and cash equivalents		1,862	531	(4,680)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		17	719	—
Cash and cash equivalents at end of the period	17	€15,014	€12,450	€12,638

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2016	19	17,312	(63)	2,912	(11)	(768)	(233)	185	19,353
Capital increase	—	—	—	—	—	—	—	3	3
Demerger of Itedi S.p.A	—	(64)	—	—	—	5	—	(28)	(87)
Distributions	—	—	—	—	—	—	—	(1)	(1)
Share-based compensation	—	115	—	—	—	—	—	—	115
Net profit	—	3,491	—	—	—	—	—	19	3,510
Other comprehensive income/(loss)	—	—	131	(1,942)	14	(84)	(119)	5	(1,995)
Other changes	—	67	—	—	—	37	—	(15)	89
At December 31, 2017	19	20,921	68	970	3	(810)	(352)	168	20,987
Impact from the adoption of IFRS 15 and IFRS 9	—	21	—	—	—	—	—	—	21
At January 1, 2018	19	20,942	68	970	3	(810)	(352)	168	21,008
Capital increase	—	—	—	—	—	—	—	11	11
Distributions	—	—	—	—	—	—	—	(1)	(1)
Share-based compensation	—	82	—	—	—	—	—	—	82
Net profit	—	3,608	—	—	—	—	—	24	3,632
Other comprehensive income/(loss)	—	—	(22)	41	(4)	243	(103)	1	156
Other changes(1)	—	18	(1)	—	—	—	—	(2)	15
At December 31, 2018	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Impact from the adoption of IFRS 16	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Distributions	—	(3,056)	—	—	—	—	—	(29)	(3,085)
Share-based compensation	1	114	—	—	—	—	—	—	115
Net profit	—	6,622	—	—	—	—	—	8	6,630
Other comprehensive income/(loss)	—	—	(138)	270	6	(64)	(20)	3	57
Sale of Magneti Marelli	—	(109)	(6)	97	—	109	—	(47)	44
Other changes(1)	—	24	(15)	—	—	—	—	2	11
At December 31, 2019	€20	€28,245	€(114)	€1,378	€5	€(522)	€(475)	€138	€28,675
________________________________________________________________________________________________________________________________________________
(1) Includes €15 million (€1 million at December 31, 2018) of deferred hedging gains transferred to inventory, net of tax.

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
On October 12, 2014, the cross-border legal merger of Fiat S.p.A. into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “2014 Merger”) became effective. The 2014 Merger, which took the form of a reverse merger, resulted in Fiat Investments N.V. being the surviving entity and it was renamed Fiat Chrysler Automobiles N.V. (“FCA NV”).
Unless otherwise specified, the terms “Group”, “FCA Group”, “Company” and “FCA”, refer to FCA NV, together with its subsidiaries and its predecessor prior to the completion of the 2014 Merger, or any one or more of them, as the context may require. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the 2014 Merger.
The Group and its subsidiaries, of which the most significant is FCA US LLC (“FCA US”, formerly known as Chrysler Group LLC), together with its subsidiaries, are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including (mainly captive) services, which represent an insignificant portion of the Group's business. Refer to Note 3, Scope of consolidation for information on the presentation of Magneti Marelli as a discontinued operation.
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
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with the notes thereto, of FCA as of and for the year ended December 31, 2019 were authorized for issuance by the Board of Directors on February 25, 2020 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
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
The principal exchange rates used to translate other currencies into Euro were as follows:

	2019		2018		2017
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar (U.S.$)	1.119	1.123	1.181	1.145	1.130	1.199
Brazilian Real (BRL)	4.413	4.516	4.308	4.444	3.605	3.973
Chinese Renminbi (CNY)	7.735	7.821	7.808	7.875	7.629	7.804
Canadian Dollar (CAD)	1.485	1.460	1.529	1.561	1.465	1.504
Mexican Peso (MXN)	21.557	21.220	22.705	22.492	21.329	23.661
Polish Zloty (PLN)	4.298	4.257	4.261	4.301	4.257	4.177
Argentine Peso (ARS)(1)	67.258	67.258	43.074	43.074	18.683	22.595
Pound Sterling (GBP)	0.878	0.851	0.885	0.895	0.877	0.887
Swiss Franc (CHF)	1.112	1.085	1.155	1.127	1.112	1.170
______________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.
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
Capitalized development expenditures are amortized on a straight-line basis from when the related asset is available for use, generally from the beginning of production, over the expected life cycle of the models (generally 5-6 years) or powertrains (generally 10-12 years) developed.
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
Refer to New standards and amendments effective January 1, 2019 below for additional information on the adoption of IFRS 16 - Leases (“IFRS 16”), including the impact on finance and operating leases which had been previously recognized in accordance with IAS 17 - Leases (“IAS 17”).
Depreciation
During the years ended December 31, 2019, 2018 and 2017, assets depreciated on a straight-line basis over their estimated useful lives used the following depreciation rates:

Depreciation rates
Buildings	3% - 10%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the year ended December 31, 2019 and 2018 was €213 million and €155 million, respectively.
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
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value may be measured at cost as an estimate of fair value, as permitted by IFRS 9 - Financial Instruments (“IFRS 9”). The Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”) upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Generally, any dividends from these investments are recognized in Other income from investments within Result from investments when the Group’s right to receive payment is established. Other net gains and losses are recognized in OCI and will not be reclassified to the Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value in OCI.
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

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure the hedge relationships meet the effectiveness requirements (including the existence of an economic relationship between the hedged item and hedging instrument). The Group enters into hedge relationships where the critical terms of the hedging instrument match closely or exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. In the event there was a hedge relationship where the critical terms of the hedged item do not match closely or perfectly with the critical terms of the hedging instrument, the Group would perform a quantitative assessment to assess effectiveness.
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
Share-based compensation
The Group has several compensation plans that provide for the granting of share-based compensation to certain employees and directors. Share-based compensation plans are accounted for in accordance with IFRS 2 -Share-based Payment, which requires the recognition of share-based compensation expense based on fair value.
For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Refer to Note 18 -Share-based compensation for further information.
Share-based compensation expense is recognized within Selling, general and other costs within the Consolidated Income Statement, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-settled transactions at each reporting date using the graded vesting method and reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense, or credit, in the Consolidated Income Statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.
No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. Any incremental expense between the original grant and the modified grant, measured at the date of modification, is recognized over the modified vesting terms. Where an award is cancelled by the entity or by the counterparty, any unrecognized element of the fair value of the award is expensed immediately through the Consolidated Income Statement.
For cash-settled transactions, a liability is recognized for the fair value measured initially and at each reporting date up to and including the settlement date. The fair value is expensed over the period until the vesting date, with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.
Revenue recognition
Revenue is recognized when control of our vehicles, services or parts has been transferred and the Group’s performance obligations to our customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services. The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment. The Group recognizes a contract liability when it invoices an amount to a customer prior to the transfer of the goods or services provided. When the Group gives our customers the right to return eligible goods, the Group estimates the expected returns based on an analysis of historical experiences. Sales, value added and other taxes that the Group collects on behalf of others concurrently with revenue generating activities are excluded from revenue and are recognized within the Other liabilities and the Tax liabilities line items in the Consolidated Statement of Financial Position. Incidental items that are immaterial in the context of the contract are recognized as expense.
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
New vehicle sales through Guaranteed Depreciation Program (“GDP”) are recognized as revenue when control of the vehicle transfers to the fleet customer, except in situations where the Group issues a put option for which there is a significant economic incentive to exercise, as discussed below. Upon recognition of the vehicle revenue, the Group establishes a liability equal to the estimated amount of any residual value guarantee.

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
Services provided
When control of a good transfers to the customer prior to the completion of shipping activities for which the Group is responsible, this represents a separate performance obligation for which the shipping revenue is recognized when the shipping service is complete. Other revenues from services provided are primarily comprised of maintenance plans and extended warranties, and also include connectivity services, and are recognized over the contract period in proportion to the costs expected to be incurred based on our historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with the sale of contracts are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Group had €224 million of deferred service contract costs at December 31, 2019 (€200 million at December 31, 2018) and recognized €68 million of amortization expense during the year ended December 31, 2019 (€88 million during the year ended December 31, 2018).
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
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts. The most significant element is the cost of materials and components and the remaining costs include labor (consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In addition, expenses which are directly attributable to the financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€48 million, €75 million and €68 million for the years ended December 31, 2019, 2018 and 2017, respectively). Cost of revenues also included €195 million, €293 million and €397 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, estimated costs related to product warranty and recall campaigns are recorded within Cost of revenues (refer to the section Use of estimates below for further information).

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
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Group monitors unrecognized deferred tax assets at each reporting date and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Refer to Use of estimates - Recoverability of deferred tax assets for additional detail.
Current income taxes and deferred taxes are offset when they relate to the same taxation jurisdiction and there is a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, are included within Selling, general and other costs.
Refer to New standards and amendments effective January 1, 2019 and Change in accounting policy - IFRIC 23 below for detail on the application of IFRIC 23, Uncertainty over Income Tax Treatment and the related reclassification of prior year comparatives.
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

The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 3.3 percent and 4.3 percent at December 31, 2019 and 2018, respectively.
At December 31, 2019, the effect on the defined benefit obligation of a decrease or increase in the discount rate, holding all other assumptions constant, is as follows:

Effect on pension benefit obligation increase/(decrease) in Net liability
( € million)
10 basis point decrease in discount rate	298
10 basis point increase in discount rate	(292)
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

At December 31, 2019, the effect of a decrease or increase in the key assumptions affecting the health care, life insurance plans and Italian severance indemnity (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance benefit obligation	Effect on the TFR benefit obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	29	46
10 basis point / (100 basis point for TFR) increase in discount rate	(29)	(40)
100 basis point decrease in health care cost trend rate	(39)	—
100 basis point increase in health care cost trend rate	46	—
Refer to Note 19, Employee benefits liabilities, for additional information on the Group’s OPEB liabilities.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and EMEA segments. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Group’s current business plan, of the CGUs to which the assets relate.
The global automotive industry is experiencing significant change as a result of evolving regulatory requirements for fuel efficiency, greenhouse gas emissions and other tailpipe emissions as well as emerging technology changes, such as electrification and autonomous driving. Our business plan could change in response to these evolving requirements and emerging technologies or in relation to any future business plans or strategies developed as part of partnerships and collaborations. As we continue to assess the potential impacts of these evolving requirements, emerging technologies or future plans and strategies, and of operationalizing and implementing the strategic targets set out in the business plan, including reallocation of our resources, the recoverability of certain of our assets or CGUs may be impacted in future periods. For example, our product development strategies may be affected by regulatory changes as well as changes in the expected costs of implementing electrification, including the cost of batteries. As relevant circumstances change, we expect to adjust our product plans which may result in changes to the expected use of certain of the Group’s vehicle platforms.
These uncertainties could result in either impairments of, or reductions to the expected useful lives of, these platforms, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2019, 2018 and 2017, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value in use. The value in use of the CGUs was determined using a discounted cash flow methodology based on estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2019, impairment losses totaling €1,589 million were recognized. Of the total impairment charges, €1,376 million was recognized in relation to the rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms, composed of €563 million of Property, plant and equipment recognized within Cost of revenues and €813 million of previously capitalized development costs recognized within Research and development costs and excluded from Adjusted EBIT. Of these charges, €435 million relates to the EMEA segment, €148 million relates to the Maserati segment and the remaining €793 million is not allocated to a specific region as the platform assets that have been impaired are used to produce Alfa Romeo vehicles sold in several of our regions.
During the year ended December 31, 2018, impairment losses totaling €297 million were recognized. The most significant component of this impairment loss was in EMEA, primarily resulting from changes in product plans in connection with the 2018-2022 business plan. It was determined that the carrying amount of the CGUs exceeded their value in use and accordingly, an impairment charge of €262 million was recognized in EMEA, €16 million in North America, €11 million in APAC and €8 million in LATAM.

During the year ended December 31, 2017, impairment losses totaling €219 million were recognized. The most significant components of this impairment loss were in EMEA, related to changes in the global product portfolio, and in LATAM, related to product portfolio changes. It was determined that the carrying amount of the CGUs exceeded their value in use and accordingly, an impairment charge of €142 million was recognized in EMEA and €56 million in LATAM. In addition, during the second quarter of 2017, due to the continued deterioration of the economic conditions in Venezuela, certain of FCA Venezuela’s assets were impaired to their fair value using a market approach, resulting in an impairment loss of €21 million.
Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill from the acquisition of FCA US has been allocated to the North America, EMEA, APAC and LATAM operating segments.
Due to the identification of indicators of impairment primarily as a result of rationalization of product portfolio plans, mainly for Europe in the A-segment as well for Alfa Romeo, the goodwill allocated to the EMEA operating segment was tested for impairment at September 30, 2019. Information regarding the allocation of Goodwill between FCA’s reportable segments is provided in Note 9, Goodwill and intangible assets with indefinite useful lives.
The assumptions used in the goodwill impairment test for EMEA as of September 30, 2019, represent management’s best estimate for the period under consideration.

•	The estimate of the recoverable amount for purposes of performing the EMEA goodwill impairment test was determined using value in use at September 30, 2019 and was based on the following assumptions:

◦
The expected future cash flows covering the period from 2019 through 2022. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the EMEA specific initiatives for the period 2019 to 2022. These cash flows relate to the EMEA operating segment in its current condition when preparing the financial statements and exclude the estimated cash flows that might arise from future restructuring plans or other structural changes. Key assumptions used in estimating the future cash flows are those related to volumes, sales mix, profit margins, expected conditions regarding market trends and segment, brand and model market share for the respective operating segment over the period considered.

◦
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent. The long-term EBIT margins have been set considering the margins incorporated into the business plan, and considering peer profitability commonly achieved in the region in the long-term.

◦
Pre-tax cash flows have been discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks related to those cash flows of the Group. The pre-tax Weighted Average Cost of Capital (“WACC”) applied for the EMEA operating segment was 10.8 percent.

The value estimated as described above was determined to be in excess of the carrying amount of the EMEA operating segment. As such, no impairment charge was recognized for the goodwill allocated to the EMEA operating segment for the year ended December 31, 2019.
The goodwill and intangible assets with indefinite useful lives allocated to the other operating segments (North America, LATAM and APAC) were tested for impairment on October 1, 2019, which is the date the Group annually tests goodwill for impairment.

The assumptions used in the impairment test for the regions tested represent management’s best estimate for the period under consideration. The estimate of the recoverable amount for purposes of performing the annual impairment test for each of the operating segments was determined using value in use for the year ended December 31, 2019 (fair value less costs of disposal for the year ended December 31, 2018) and was based on the following assumptions:

•
The expected future cash flows covering the period from 2019 through 2022. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the Group’s initiatives for the period 2019 to 2022. These cash flows relate to the respective CGUs in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered. With regards to:

◦
The APAC operating segment, for the year ended December 31, 2018, expected future cash flows were sensitive to certain assumptions, primarily the expected margins for the terminal period, such that a reduction of 0.7 percent at December 31, 2018 in the margin for the terminal period would have reduced the fair value down to its carrying amount. While the assumptions used were considered reasonable and achievable and represented the best estimate of expected conditions in the operating segment, management has been and continues to be actively implementing measures to improve operating results by addressing commercial performance and cost structure to allow the achievement of the expected margins and cash flow in APAC. During 2019, the APAC region has become less sensitive to changes in the terminal period EBIT Margin as a result of ongoing actions FCA is taking to improve the competitiveness of its business in China. However, the recoverability of the assets within the APAC region are dependent upon achieving profitable results, which have not been achieved in recent periods.

◦
The LATAM operating segment, for the year ended December 31, 2019, expected future cash flows have become sensitive to the expected margins for the terminal period taking into consideration the expectations for the region as well as the economic uncertainties in Argentina, such that a reduction of 90 basis points in the margin for the terminal period would reduce the recoverable value down to its carrying amount. The expected future cash flows include the extension of certain tax benefits through 2025 and other government grants, which were signed into law in Brazil during the fourth quarter of 2018.

•
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent. The long-term EBIT margins have been set considering historical margins, the margins incorporated into the five-years plan, and other market data, as adjusted for the stage in the economic cycle of the regions and any specific circumstances (for example, in LATAM, the long-term EBIT margin has been adjusted to assume no extension of the Brazilian tax benefits beyond 2025).

•
For the year ended December 31, 2019, pre-tax cash flows have been discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered and the risks specific to the operating segment and cash flows under consideration. The pre-tax WACC ranged from approximately 9.8 percent to approximately 15.4 percent. The pre-tax WACC was calculated using the Capital Asset Pricing Model technique.

The values estimated as described above were determined to be in excess of the carrying amount for each operating segment to which Goodwill has been allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2019.
There were no impairment charges resulting from the impairment tests performed for the years ended December 31, 2018 and 2017.

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
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In North America, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once a specific recall campaign is approved and is announced.

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
Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities matters, alleged violations of law, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems), in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
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

New standards and amendments effective January 1, 2019
IFRS 16 - Leases
The cumulative effect of the changes made to our Consolidated Statement of Financial Position as of January 1, 2019 for the adoption of IFRS 16 is as follows:

(€ million)	At December 31, 2018 (as previously reported)(1)	IFRS 16 Adoption Effect	At January 1, 2019 (as adjusted)
Assets
Non-current assets
Property, plant and equipment	€26,307	€1,069	€27,376
Prepaid expenses and other assets	266	(3)	263
Non-current assets not impacted by IFRS 16 adoption	32,008	—	32,008
Total Non-current assets	58,581	1,066	59,647
Current assets
Prepaid expenses and other assets	418	(2)	416
Assets held for sale	4,801	261	5,062
Current assets not impacted by IFRS 16 adoption	33,073	—	33,073
Total Current assets	38,292	259	38,551
Total Assets	€96,873	€1,325	€98,198

Equity
Total Equity	€24,903	€—	€24,903

Liabilities
Non-current liabilities
Long-term debt(1)	8,667	903	9,570
Other liabilities	2,452	(3)	2,449
Non-current liabilities not impacted by IFRS 16 adoption	14,377	—	14,377
Total Non-current liabilities	25,496	900	26,396
Current liabilities
Short-term debt and current portion of long-term debt(2)	5,861	166	6,027
Other liabilities	7,057	(2)	7,055
Liabilities held for sale	2,931	261	3,192
Current liabilities not impacted by IFRS 16 adoption	30,625	—	30,625
Total Current liabilities	46,474	425	46,899
Total Equity and liabilities	€96,873	€1,325	€98,198
________________________________________________________________________________________________________________________________________________
(1) Refer to Change in accounting policy - IFRIC 23 below for detail on the reclassification of the 2018 comparative.
(2) Amounts at December 31, 2018, include €261 million of finance lease liabilities previously recognized in accordance with IAS 17. Refer to Note 21, Debt.
As a result of the adoption of IFRS 16, the Group will recognize deferred tax assets and liabilities arising on lease liabilities and right-of-use assets, respectively, which largely offset. The net impact to deferred tax assets on adoption as at January 1, 2019 was nil. The net deferred tax impact for the year ended December 31, 2019 is immaterial.
IFRS 16 requires lessees to recognize assets and liabilities under an on-balance sheet model that is similar to finance lease accounting under IAS 17. IFRS 16 is effective from January 1, 2019 (the date of adoption). The Group adopted IFRS 16 using the modified retrospective approach, with the cumulative effect of initially applying the standard recognized as an adjustment to the Group’s opening equity balance on January 1, 2019, which was nil. The comparative period has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2019.
Transition
The following practical expedients have been made upon transition to IFRS 16:

•	Contracts that were previously identified as leases by applying IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease, have not been re-assessed under IFRS 16.

•	For leases with a remaining lease term less than 12 months from the date of adoption, or leases of low-value assets, we have not recognized right-of-use assets and lease liabilities.

•
A single discount rate was applied to portfolios of leases with similar characteristics at the date of adoption. Lease liabilities were discounted at their respective incremental borrowing rates as at January 1, 2019 and the weighted average of the discount rates used was 5.7 percent.

•	In measuring the right-of-use assets at the date of adoption, the initial direct costs were excluded.
For leases classified as finance leases under IAS 17, the carrying amounts of the right-of-use assets and lease liabilities at January 1, 2019 were determined as the carrying amounts of the lease assets and lease liabilities under IAS 17 immediately before that date.
As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, where FCA is a lessor, we continue to classify our leases as operating leases or finance leases and account for them accordingly.
The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018 (excluding discontinued operations):

(€ million)
Future lease obligations as at December 31, 2018(1)	€1,642
Recognition exemption for:
Short-term leases	(102)
Leases of low-value assets	(27)
Gross lease liabilities at January 1, 2019	1,513
Effect of discounting using the incremental borrowing rate at January 1, 2019	(444)
Present value of lease liabilities at January 1, 2019	1,069
Present value of finance lease liabilities under IAS 17 at December 31, 2018	261
Lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	€1,330
________________________________________________________________________________________________________________________________________________
(1) Includes future minimum lease payments under non-cancellable lease contracts of €1,027 million and extension and termination options reasonably certain to be exercised of €615 million.
Leases (policy applicable from January 1, 2019)
As a Lessee
At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
This policy is applied to contracts entered into, or modified, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. Except for real estate properties, the Group has elected not to separate non-lease components and will account for the lease and non-lease components as a single lease component.
Right-of-use asset
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-to-use asset is determined based on the nature of the asset, taking into consideration the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain corresponding remeasurements of the lease liability.
Lease liability
The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as FCA specific factors contributing to FCA’s credit spread, including the impact of security. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
Lease payments used to measure the lease liability include the following, if appropriate:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate applicable as at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	if reasonably certain to exercise, the exercise price under a purchase option, or lease payments in an optional renewal period; and

•	penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets that do not meet the definition of investment property in Property, plant and equipment and lease liabilities in Long-term debt and Short-term debt and current portion of long-term debt in the Consolidated Statement of Financial Position.
The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases and low-value leases for all classes of leased assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a Lessor
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all the risks and rewards incidental to ownership of the underlying asset. If the risks and rewards are substantially transferred, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

Effect of IFRS 16
Refer to Note 8, Other information by nature, Note 11, Property, plant and equipment, Note 21, Debt and Note 29, Explanatory notes to the Consolidated Statement of Cash Flows for additional detail on amounts recognized in accordance with IFRS 16.
Refer to Note 3, Scope of consolidation for detail on amounts relating to discontinued operations.
Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2019, were adopted by the Group. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.

•
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 - Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of tax-related contingencies within IAS 12 - Income Taxes. The Group applied IFRIC 23 from January 1, 2019 under the retrospective approach with no impact to equity on the date of initial application.

In September 2019, the IFRIC finalized its agenda decision regarding the presentation of liabilities or assets related to uncertain tax treatments which have been recognized through applying IFRIC 23. The agenda decision concluded that uncertain tax liabilities should be presented as current tax liabilities, or deferred tax liabilities, and uncertain tax assets as current tax assets, or deferred tax assets. Refer to Change in accounting policy - IFRIC 23 below.

•
In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9), allowing companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss.

•
In October 2017, the IASB issued Long-term interests in associates and joint ventures (Amendments to IAS 28), which clarifies that companies account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

•
In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017, a series of amendments to IFRSs in response to issues raised mainly on IFRS 3 - Business Combinations, which clarifies that a company remeasure its previously held interest in a joint operation when it obtains control of the business, on IFRS 11 - Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, on IAS 12 - Income Taxes, which clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises, and on IAS 23 - Borrowing Costs, which clarifies that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

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

•
In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by IBOR reform. In addition, the amendments require companies to provide additional information to investors about hedging relationships directly affected by these uncertainties. The amendment is effective for annual periods beginning on or after January 1, 2020, with earlier adoption permitted. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.

•
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

Change in accounting policy - IFRIC 23
As a result of the implementation of IFRIC 23 and the agenda decision issued by the IFRIC in September 2019, the Group has changed its accounting policy in respect of the classification of uncertain tax positions, to present uncertain tax liabilities as current tax liabilities and uncertain tax assets as current tax assets. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the Group has retrospectively reclassified its comparatives for 2018 and 2017, reclassifying amounts previously recorded within Provisions to Tax liabilities (previously reported as Tax payables). There was no impact on the Consolidated Income Statements for the years ended December 31, 2018 or 2017 as a result of this change.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31, 2018 (as previously reported)	Adjustment	At December 31, 2018 (as reclassified)
	(€ million)
Provisions	€5,561	€(148)	€5,413
Tax liabilities	1	148	149
Non-current liabilities not impacted by reclassification	19,934	—	19,934
Total Non-current liabilities	€25,496	€—	€25,496

Provisions	€10,483	€(89)	€10,394
Tax liabilities	114	89	203
Current liabilities not impacted by reclassification	35,877	—	35,877
Total Current liabilities	€46,474	€—	€46,474

	At December 31, 2017 (as previously reported(1)	Adjustment(2)	At December 31, 2017 (as reclassified)
	(€ million)
Provisions	€5,770	€(240)	€5,530
Tax liabilities	74	240	314
Non-current liabilities not impacted by reclassification	22,199	—	22,199
Total Non-current liabilities	€28,043	€—	€28,043

Provisions	€9,009	€(39)	€8,970
Tax liabilities	309	39	348
Current liabilities not impacted by reclassification	37,951	—	37,951
Total Current liabilities	€47,269	€—	€47,269

	At January 1, 2017 (as previously reported)(1)	Adjustment(2)	At January 1, 2017 (as reclassified)
	(€ million)
Provisions	€6,520	€(194)	€6,326
Tax liabilities	25	194	219
Non-current liabilities not impacted by reclassification	28,976	—	28,976
Total Non-current liabilities	€35,521	€—	€35,521

Provisions	€9,317	€(18)	€9,299
Tax liabilities	162	18	180
Current liabilities not impacted by reclassification	39,990	—	39,990
Total Current liabilities	€49,469	€—	€49,469
______________________________________________________________________________________________________________________________
(1) All amounts include Magneti Marelli.
(2) Total adjustments related to Magneti Marelli amounted to €52 million at December 31, 2017 and €43 million at January 1, 2017.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31, 2018 (as previously reported)	Adjustment	For the year ended December 31, 2018 (as reclassified)
	(€ million)
Change in provisions	€913	€(71)	€842
Change in other liabilities, payables and receivables(1)	(1,284)	71	(1,213)
Cash flows from operating activities - discontinued operations	484	—	484
Cash flows from operating activities - continuing operations not impacted by reclassification	9,835	—	9,835
Total Cash flows from operating activities	€9,948	€—	€9,948

	For the year ended December 31, 2017 (as previously reported)	Adjustment	For the year ended December 31, 2017 (as reclassified)
	(€ million)
Change in provisions	€545	€(81)	€464
Change in other liabilities, payables and receivables(1)	277	81	358
Cash flows from operating activities - discontinued operations	705	—	705
Cash flows from operating activities - continuing operations not impacted by reclassification	8,858	—	8,858
Total Cash flows from operating activities	€10,385	€—	€10,385
______________________________________________________________________________________________________________________________
(1) Previously reported as Change in other payables and receivables

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of FCA, which are grouped by our reportable segments, as well as our holding and other companies:

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00
Alfa Romeo (Shanghai) Automobiles Sales Co. Ltd.	People’s Republic of China	100.00
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00
FCA France S.A.S.	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe SENC(1)	Luxembourg	100.00
______________________________________________________________________________________________________________________________
(1) Previously named Fiat Chrysler Finance Europe S.A.
Magneti Marelli Discontinued Operations and Disposal
On April 5, 2018, the FCA Board of Directors announced that it had authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from the Group and to distribute shares of a new holding company for Magneti Marelli to the shareholders of FCA.
At September 30, 2018, the separation within the next twelve months became highly probable and Magneti Marelli operations met the criteria to be classified as a disposal group held for sale. It also met the criteria to be classified as a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

On October, 22, 2018, FCA announced that it has entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. On May 2, 2019, FCA completed the sale of Magneti Marelli for consideration of €5,772 million (including €5,774 million cash consideration, contingent consideration receivable with a fair value of €70 million, contingent consideration payable by FCA of €16 million, costs relating to the transaction of €16 million and a preliminary purchase price adjustment of approximately €40 million) subject to customary final confirmation of purchase price adjustments by the buyer.
The following table shows the calculation of the gain on sale on the Magneti Marelli transaction:

At May 2, 2019
(€ million)
Intangible assets	€788
Property, plant and equipment	2,146
Financial receivables	10
Cash and cash equivalents	426
Other assets	2,055
Debt	(782)
Trade and other payables	(1,942)
Other liabilities	(791)
Net assets sold	€1,910
Consideration	5,772
Reclassification of amounts in OCI relating to Magneti Marelli(1)	(91)
Gain on sale attributable to FCA	€3,771
______________________________________________________________________________________________________________________________
(1) Excluding amounts related to remeasurement of defined benefit plans.
Refer to the Consolidated Statement of Cash flows for the year ended December 31, 2019, for the aggregate cash flows arising from the sale of Magneti Marelli, which consists of the cash consideration received net of the cash and cash equivalents transferred in the sale, as disclosed in the table above.
The presentation of the Magneti Marelli business is as follows:

•
The operating results of Magneti Marelli have been excluded from the Group’s continuing operations and are presented net of taxes as a single line item within the Consolidated Income Statement up to the completion of the sale transaction on May 2, 2019 and for the years ended December 31, 2018 and 2017. In order to present the financial effects of a discontinued operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statement.

•	The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018.

•
Cash flows arising from Magneti Marelli up to the completion of the sale transaction on May 2, 2019, have been presented separately as discontinued cash flows from operating, investing and financing activities within the Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017. These cash flows represent those arising from transactions with third parties.

•
In accordance with the IFRS 5, depreciation and amortization on the assets of Magneti Marelli ceased as at September 30, 2018. The impact of ceasing depreciation of the property, plant and equipment and amortization of the intangible assets of Magneti Marelli was €134 million for the period up to the completion of the sale transaction on May 2, 2019 (€96 million for the year ended December 31, 2018), net of tax of €27 million (€20 million for the year ended December 31, 2018).

•	The operating results from discontinued operations includes €5 million of interest on lease liabilities for the year ended December 31, 2019.

•
Total expenses recognized in the operating results from discontinued operations relating to short-term leases and low-value assets leases amounted to €6 million and €2 million, respectively, for the period up to the completion of the sale transaction on May 2, 2019.

The following table represents the assets and liabilities of the Magneti Marelli business which were classified as held for sale at December 31, 2018:

	At December 31, 2018(1)
	Total	Current	Non-current
	(€ million)
Assets classified as held for sale
Intangible assets	€717	€—	€717
Property, plant and equipment	1,793	—	1,793
Deferred tax assets	127	—	127
Inventories	766	766	—
Trade and other receivables	545	492	53
Cash and cash equivalents	719	719	—
Other assets	129	27	102
Total Assets held for sale(2)	€4,796

Liabilities classified as held for sale
Debt	€177	€64	€113
Employee benefits liabilities	300	55	245
Provisions	210	100	110
Deferred tax liabilities	99	—	99
Trade and other payables	1,788	1,788	—
Other liabilities	357	305	52
Total Liabilities held for sale	€2,931
______________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the financial position of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.
(2) Assets held for sale as presented on the face of the Consolidated Statement of Financial Position at December 31, 2018, includes €5 million not related to the Magneti Marelli business.
The following table summarizes the operating results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, that were excluded from the Consolidated Income Statement for the years ended December 31, 2019, 2018 and 2017:

	Years ended December 31,
	2019(1)	2018(1)	2017(1)
	(€ million)
Net revenues	€1,657	€4,998	€5,204
Expenses	1,447	4,493	4,798
Net financial expenses	5	85	124
Profit before taxes from discontinued operations	205	420	282
Tax expense	44	118	63
Profit after taxes from discontinued operations	161	302	219
Add: Gain on sale attributable to FCA	3,771	—	—
Less: Tax expense on gain on sale	2	—	—
Profit from discontinued operations, net of taxes	€3,930	€302	€219
______________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.
We have elected to present both the tax on the gain after the participation exemption of €55 million and the corresponding utilization of tax losses as a net nil impact within Profit from discontinued operations, net of tax.

Plastic Components and Automotive Modules Business Held for Sale
During the year ended December 31, 2019, certain entities within our plastic components and automotive modules business met the criteria to be presented as held for sale. On January 31, 2020, the Group entered into agreements for the sale of several of the groups of assets within our plastic components and automotive modules businesses for a total sale price of approximately €47.5 million.
Teksid Cast Iron Components Business Held for Sale
During December 2019, FCA announced that it had entered into an agreement with Tupy S.A. for the sale of FCA’s global cast iron automotive components business, which is operated through FCA’s subsidiary Teksid S.p.A.
The proposed sale includes Teksid’s cast iron production facilities in Brazil, Mexico, Poland and Portugal, in addition to Teksid’s interest in a joint venture in China and as a result the related assets of €325 million and liabilities of €212 million met the criteria to be presented as held for sale. The agreement values the business at €210 million enterprise value. Consideration, subject to customary purchase price adjustments, will be paid at closing expected in the second half of 2020. The proposed transaction is subject to customary closing conditions, including the receipt of antitrust approvals.
Teksid’s aluminum business is not included in the transaction and will remain part of the Group.
Acquisition of the Assets of Vari-Form Inc.
During the year ended December 31, 2019, FCA N.V., through subsidiaries in Canada, Mexico and Italy, entered into asset purchase agreements for the assets of Vari-Form, a vehicle component manufacturer. The most significant element of these transactions was in Canada for an amount of U.S.$62 million (€55 million), the majority of which was allocated to goodwill, recognized within the North America segment.
Itedi S.p.A Held for Sale
On June 27, 2017, the merger between FCA's consolidated media and publishing subsidiary, Italiana Editrice S.p.A (“Itedi”), in which FCA had a 77 percent ownership interest, and the Italian media group, GEDI Gruppo Editoriale S.p.A. (“GEDI”), previously known as Gruppo Editoriale L’Espresso S.p.A, was completed. The merger transaction transferred 100 percent of the shares of Itedi to GEDI in exchange for newly issued GEDI shares, resulting in CIR S.p.A., the controlling shareholder of GEDI, holding a 43.4 percent ownership interest in GEDI, FCA holding 14.63 percent and Ital Press holding 4.37 percent.
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

The following significant transactions with non-controlling interests occurred:
2019

•	There were no significant transactions with non-controlling interests.
2018

•	There were no significant transactions with non-controlling interests.
2017

•
Disposal of the 16.0 percent of the Group's interest in FMM Pernambuco to the minority interest in January 2017, and subsequent loss of control during the third quarter of 2017, resulting in a gain on disposal of €19 million.

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Revenues from:
Sales of goods	€103,019	€104,990	€102,029
Services provided	3,961	3,871	2,182
Contract revenues	672	958	935
Lease installments from assets sold with a buy-back commitment	362	394	421
Interest income of financial services activities	173	199	163
Total Net revenues	€108,187	€110,412	€105,730
Net revenues by geographical area were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Net revenues in:
North America(1)	€73,848	€73,405	€67,500
Brazil	7,423	6,452	5,982
Italy	7,259	8,815	8,407
France	3,021	3,204	3,121
Germany	2,519	2,755	2,804
China	1,753	1,974	3,562
Spain	1,200	1,397	1,306
United Kingdom	995	1,136	1,267
Argentina	861	1,384	1,791
Japan	839	718	735
Turkey	739	896	1,244
Australia	320	418	496
Other countries	7,410	7,858	7,515
Total Net revenues	€108,187	€110,412	€105,730
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment.

Net revenues attributed by segment for the years ended December 31, 2019 and 2018 were as follows:

	Mass-Market Vehicles
2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€70,809	€8,059	€2,674	€19,275	€1,563	€639	€103,019
Services provided	2,388	297	27	950	29	270	3,961
Construction contract revenues	—	—	—	—	—	672	672
Revenues from goods and services	73,197	8,356	2,701	20,225	1,592	1,581	107,652

Lease installments from assets sold with a buy-back commitment	140	—	—	222	—	—	362
Interest income from financial services activities	—	93	61	19	—	—	173
Total Net revenues	€73,337	€8,449	€2,762	€20,466	€1,592	€1,581	€108,187

	Mass-Market Vehicles
2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€69,908	€7,756	€2,560	€21,516	€2,606	€644	€104,990
Services provided	2,287	270	21	945	39	309	3,871
Construction contract revenues	—	—	—	—	—	958	958
Revenues from goods and services	72,195	8,026	2,581	22,461	2,645	1,911	109,819

Lease installments from assets sold with a buy-back commitment	158	—	—	235	—	1	394
Interest income from financial services activities	—	116	65	18	—	—	199
Total Net revenues	€72,353	€8,142	€2,646	€22,714	€2,645	€1,912	€110,412
The Group recognized a net decrease in Net revenues of €4 million during the year ended December 31, 2019 (net decrease in Net revenues of €14 million during the year ended December 31, 2018) from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Group had transferred control of vehicles to the dealers.

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Research and development expenditures expensed	€1,305	€1,448	€1,506
Amortization of capitalized development expenditures	1,358	1,456	1,294
Impairment and write-off of capitalized development expenditures	949	147	103
Total Research and development costs	€3,612	€3,051	€2,903
Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for detail on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2019, 2018 and 2017.
Refer to Note 10, Other intangible assets, for information on capitalized development expenditures.

6.	Net financial expenses
The following table summarizes the Group’s financial income and expenses, included within Net financial expenses:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Interest income and other financial income	€261	€249	€220

Financial expenses:
Interest expense and other financial expenses:	784	929	1,084
Interest expense on notes	370	422	568
Interest expense on borrowings from bank	181	259	350
Other interest cost and financial expenses	233	248	166
Interest on lease liabilities(1)	88	—	—
Write-down of financial assets	21	6	21
Losses on disposal of securities	2	6	5
Net interest expense on employee benefits provisions	298	276	304
Total Financial expenses	1,193	1,217	1,414
Net expenses from derivative financial instruments and exchange rate differences	73	88	151
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,266	1,305	1,565

Net Financial expenses	€1,005	€1,056	€1,345
______________________________________________________________________________________________________________________________
(1) Interest on lease liabilities previously recognized in accordance with IAS 17 during the years ended December 31, 2018 and 2017, was not material for reclassification.

7.	Tax expense
The following table summarizes Tax expense:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Current tax expense	€435	€592	€832
Deferred tax expense	872	520	1,776
Tax expense/(benefit) relating to prior periods	14	(334)	(20)
Total Tax expense	€1,321	€778	€2,588

The applicable tax rate used to determine theoretical income taxes was the statutory rate in the United Kingdom (“UK”), the tax jurisdiction in which FCA NV is resident. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate of 19.0 percent in 2019 (19.0 percent in 2018 and 19.25 percent in 2017) and income taxes recognized was as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Theoretical income taxes	€766	€781	€1,126
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(159)	—	(161)
Permanent differences	(411)	(416)	(397)
Tax credits	(112)	(135)	(23)
Deferred tax assets not recognized and write-downs	976	633	1,053
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	171	207	970
Taxes relating to prior years	14	(334)	(20)
Tax rate changes	9	—	(22)
Withholding tax	41	41	78
Other differences	20	(15)	(8)
Total Tax expense, excluding IRAP(1)	1,315	762	2,596
Effective tax rate	32.7%	18.5%	44.2%
IRAP (current and deferred)	6	16	(8)
Total Tax expense	€1,321	€778	€2,588
______________________________________________________________________________________________________________________________
(1) Local income tax due in Italy
As the IRAP taxable basis differs from Profit before taxes, it is excluded from the effective tax rates above.
The increase in the effective tax rate to 33 percent in 2019 from 19 percent in 2018 was primarily related to (i) non-recurring benefit recognized for U.S. prior years’ tax positions finalized in 2018; and (ii) no corresponding tax benefit for primarily all of the impairment charges of €1,376 million recognized in relation to the rationalization of product portfolio plans (refer to Cost of Revenues above) due to partial recognition of deferred tax assets in Italy.
The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual companies within Deferred tax assets, where these may be offset. Amounts recognized were as follows:

	At December 31,
	2019	2018
	(€ million)
Deferred tax assets	€1,689	€1,814
Deferred tax liabilities	(1,628)	(937)
Total Net deferred tax assets	€61	€877
The decrease in Net deferred tax assets at December 31, 2019 from December 31, 2018 was mainly due to a net decrease of €831 million consisting of an increase in deferred tax liabilities in North America related to provisions, acceleration of tax depreciation and amortization on capital expenditures, partially offset by utilization of U.S. tax credit carryforwards, and decrease of €179 million of the recognized deferred tax asset in Italy partially offset by the recognition of previously unrecognized deferred tax assets in the UK of €151 million.

The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2019 and 2018 were as follows:

	At January 1, 2019(1)	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and other changes	At December 31, 2019
	(€ million)
Deferred tax assets arising on:
Provisions	€4,127	€(470)	€—	€10	€6	€3,673
Provision for employee benefits	1,487	(41)	1	1	22	1,470
Lease liabilities(1)	260	106	—	(1)	4	369
Intangible assets	166	(15)	—	—	—	151
Impairment of financial assets	155	(1)	—	—	12	166
Inventories	246	(56)	—	—	(2)	188
Allowances for doubtful accounts	96	13	—	—	(4)	105
Other	685	(22)	(4)	1	42	702
Total Deferred tax assets	€7,222	€(486)	€(3)	€11	€80	€6,824
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,296)	€(33)	€—	€(1)	€—	€(2,330)
Capitalized development assets	(2,440)	(129)	—	—	(32)	(2,601)
Other Intangible assets and Intangible assets with indefinite useful lives	(912)	36	—	—	(72)	(948)
Right-of-use assets(1)	(260)	(101)	—	—	(4)	(365)
Provision for employee benefits	(91)	(9)	22	—	1	(77)
Other	(424)	156	38	—	(17)	(247)
Total Deferred tax liabilities	€(6,423)	€(80)	€60	€(1)	€(124)	€(6,568)
Deferred tax asset arising on tax loss carry-forwards	€4,963	€106	€—	€12	€(220)	€4,861
Unrecognized deferred tax assets	(4,885)	(407)	—	(20)	256	(5,056)
Total Net deferred tax assets	€877	€(867)	€57	€2	€(8)	€61
______________________________________________________________________________________________________________________________
(1) Net deferred tax assets at January 1, 2019 has been adjusted for the deferred tax impact arising from Right-of-use assets and Lease liabilities following the adoption of IFRS 16. Refer to Note 2., Basis of preparation for additional information on the adoption of IFRS 16.

	At January 1, 2018	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and other changes	At December 31, 2018
	(€ million)
Deferred tax assets arising on:
Provisions	€3,848	€240	€—	€(55)	€94	€4,127
Provision for employee benefits	1,828	(280)	(77)	(31)	47	1,487
Intangible assets	192	(24)	—	(2)	—	166
Impairment of financial assets	169	(1)	—	(13)	—	155
Inventories	252	22	—	(24)	(4)	246
Allowances for doubtful accounts	122	(6)	—	(7)	(13)	96
Other	387	48	4	(77)	323	685
Total Deferred tax assets	€6,798	€(1)	€(73)	€(209)	€447	€6,962
Deferred tax liabilities arising on:
Accelerated depreciation	€(1,891)	€(386)	€—	€29	€(48)	€(2,296)
Capitalized development expenditures	(2,116)	(103)	—	81	(302)	(2,440)
Other Intangible assets and Intangible assets with indefinite useful lives	(849)	(20)	—	2	(45)	(912)
Provision for employee benefits	(50)	(2)	(1)	3	(41)	(91)
Other	(314)	(103)	5	86	(98)	(424)
Total Deferred tax liabilities	€(5,220)	€(614)	€4	€201	€(534)	€(6,163)
Deferred tax asset arising on tax loss carry-forwards	€4,718	€708	€—	€(328)	€(135)	€4,963
Unrecognized deferred tax assets	(4,680)	(662)	(12)	308	161	(4,885)
Total Net deferred tax assets	€1,616	€(569)	€(81)	€(28)	€(61)	€877
The Italian tax authorities commenced an audit of Fiat S.p.A in 2017 and on October 22, 2019, issued to the Company a final audit report related to the 2014 Merger. On December 23, 2019, this matter was settled with the Italian tax authorities. Under the terms of the settlement, the value of FCA North America, consisting primarily of the underlying value of Chrysler Group LLC at the time of the 2014 Merger, is increased by €2.5 billion which results in an additional taxable gain of €2.5 billion in 2014 for Italian tax purposes. The €2.5 billion Italian taxable gain is offset by €400 million (tax-effected €96 million) of previously forfeited Italian tax loss carryforwards that could only be used to offset income arising from the 2014 Merger and of available, unrecognized Italian tax loss carryforwards of €2.1 billion (tax-effected €504 million). As a result, there is no cash tax or tax expense impact to FCA as a result of the settlement and the unrecognized Italian tax loss carryforwards are reduced by €2.1 billion (tax-effected €504 million). Refer below for additional information regarding the recognized and unrecognized Italian net deferred tax assets.
As of December 31, 2019, the Group had total Deferred tax assets on deductible temporary differences of €6,824 million (€6,962 million at December 31, 2018), of which €1,113 million was not recognized (€898 million at December 31, 2018). As of December 31, 2019, the Group also had Deferred tax assets on tax loss carry-forwards of €4,861 million (€4,963 million at December 31, 2018), of which €3,943 million was not recognized (€3,987 million at December 31, 2018).

As of December 31, 2019, the Group had net recognized and unrecognized deferred tax assets of €3,263 million (€3,370 million at December 31, 2018) in Italy primarily attributable to Italian tax loss carry-forwards that can be carried forward indefinitely. A deferred tax asset is recognized for Italian tax loss carry-forwards to the extent the realization of the related tax benefit is supported through achievement of the Group’s business plan. The Group continues to recognize Italian Net deferred tax assets of €705 million (€884 million at December 31, 2018) as the Group considers it probable that we will have sufficient taxable income in the future that will allow realization of these net deferred tax assets. The utilization of Italian tax loss carry-forwards for which currently no deferred tax asset is recognized is subject to future sustained profitability, as well as, the achievement of taxable income in periods which are beyond the Group’s business plan and therefore this utilization is uncertain. As a result, €2,558 million of Net deferred tax assets in Italy were not recognized as of December 31, 2019 (€2,486 million at December 31, 2018).
As of December 31, 2019, the Group had net recognized and unrecognized deferred tax assets of €1,888 million (€1,532 million at December 31, 2018) in Brazil primarily attributable to Brazilian tax loss carry-forwards that can be carried forward indefinitely. A deferred tax asset is recognized for Brazilian tax loss carry-forwards to the extent the realization of the related tax benefit is supported through achievement of the Group’s business plan. The Group continues to recognize Brazilian Net deferred tax assets of €131 million (€133 million at December 31, 2018) as the Group considers it probable that we will have sufficient taxable income in the future that will allow realization of these net deferred tax assets. The utilization of Brazilian tax loss carry-forwards for which currently no deferred tax asset is recognized is subject to future sustained profitability, as well as, the achievement of taxable income in periods which are beyond the Group’s business plan and therefore this utilization is uncertain. As a result, €1,757 million of Net deferred tax assets in Brazil, which include Brazil tax losses, were not recognized as of December 31, 2019 (€1,399 million at December 31, 2018).
As of December 31, 2019, the Group had net recognized and unrecognized deferred tax assets of €151 million (€162 million at December 31, 2018) in the UK primarily attributable to UK tax loss carry-forwards that can be carried forward indefinitely. A deferred tax asset is recognized for the UK tax loss carried forwards to the extent the realization of the related tax benefit is supported through generation of taxable income. The Group recognizes UK Net deferred tax assets of €151 million (nil at December 31, 2018) as the Group considers it probable that we will have sufficient taxable income in the future that will allow realization of these net deferred tax assets.
The realization of these deferred tax assets is sensitive to the assumptions and judgments used in the determination of the taxable income in the future, as well as, our ability to affect tax planning strategies, as necessary. In Brazil, the continued realization of our recognized deferred tax assets is dependent on our ability to generate taxable income in the future, particularly in the periods after certain tax benefits and the government incentives expire. The deferred tax assets in the UK may be impacted by future reorganizations or changes in tax residency. Certain jurisdictions within EMEA in which the Group operates may begin to generate profits or taxable income in the future. While we have not yet recognized all deferred tax assets in these jurisdictions, it is possible our assessment of realizability could change, resulting in the recognition of additional deferred tax assets in our Balance Sheet and the related income tax benefit in our Income Statement. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.
Deferred tax liabilities on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Total gross deductible and taxable temporary differences and accumulated tax losses at December 31, 2019, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, were as follows:

		Year of expiration
	At December 31, 2019	2020	2021	2022	2023	Beyond 2023	Unlimited/ Indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	€27,294	€3,701	€3,019	€2,834	€3,068	€14,340	€332
Taxable temporary differences	(26,931)	(2,623)	(2,664)	(2,689)	(2,746)	(13,054)	(3,155)
Tax losses	18,135	71	83	90	185	1,500	16,206
Amounts for which deferred tax assets were not recognized	(18,089)	(560)	(107)	(31)	(597)	(2,885)	(13,909)
Temporary differences and tax losses relating to corporate taxation	€409	€589	€331	€204	€(90)	€(99)	€(526)
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	€9,674	€1,145	€648	€574	€1,083	€6,171	€53
Taxable temporary differences	(7,896)	(724)	(706)	(706)	(762)	(4,895)	(103)
Tax losses	4,985	1	—	1	—	5	4,978
Amounts for which deferred tax assets were not recognized	(6,290)	(410)	(69)	(10)	(503)	(638)	(4,660)
Temporary differences and tax losses relating to local taxation	€473	€12	€(127)	€(141)	€(182)	€643	€268

8.	Other information by nature
Personnel costs for the continuing operations of the Group for the years ended December 31, 2019, 2018 and 2017 amounted to €11.4 billion, €11.7 billion and €11.7 billion, respectively, and included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2019, 2018 and 2017, the continuing operations of the Group had an average number of employees of 198,772, 203,122 and 197,040, respectively.
Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes for the year ended December 31, 2019 were as follows:

Year ended December 31, 2019
(€ million)
Depreciation of right-of-use assets	€346
Interest expense on lease liabilities	88
Variable lease payments not included in the measurement of lease liabilities	3
Income from sub-leasing right-of-use assets	(85)
Expenses relating to short-term leases and to leases of low-value assets	186
Gains arising from sale and leaseback transactions	(91)
Total expense recognized in Net profit from continuing operations	€447

The impact of adoption of IFRS 16 on our Consolidated Income Statement for the year ended December 31, 2019 was immaterial.

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2019 and 2018 are summarized below:

	Goodwill
	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Total Goodwill and intangible assets with indefinite useful lives
	(€ million)
At January 1, 2018	€10,850	€(454)	€10,396	€2,994	€13,390
Transfers to Assets held for sale	(96)	33	(63)	—	(63)
Translation differences and Other	500	1	501	142	643
At December 31, 2018	11,254	(420)	10,834	3,136	13,970
Additions	34	—	34	—	34
Transfers to Assets held for sale	(11)	—	(11)	—	(11)
Translation differences and Other	162	46	208	56	264
At December 31, 2019	€11,439	€(374)	€11,065	€3,192	€14,257
Translation differences in 2019 and 2018 primarily related to foreign currency transaction of U.S. Dollar to the Euro.
Brands
Brands, composed of the Chrysler, Jeep, Dodge, Ram and Mopar brands, resulted from the acquisition of FCA US and are allocated to the North America segment. These rights are protected legally through registration with government agencies and through their continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they are classified as intangible assets with indefinite useful lives and are therefore not amortized but are instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands is tested jointly with the goodwill allocated to the North America segment.
Goodwill
At December 31, 2019, Goodwill included €11,008 million from the acquisition of FCA US (€10,801 million at December 31, 2018) and €34 million from the acquisition of Vari-Form (refer to Note 3, Scope of consolidation). At December 31, 2018, €63 million of goodwill was classified within Assets held for sale as a result of Magneti Marelli meeting the held for sale criteria (refer to Note 3, Scope of consolidation).
There were no impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2019, 2018 and 2017. Refer to Note 2, Basis of preparation - Use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.

The following table summarizes the allocation of Goodwill between FCA's reportable segments:

	At December 31,
	2019	2018
	(€ million)
North America	€9,059	€8,855
APAC	1,174	1,152
LATAM	563	552
EMEA	269	264
Other activities	—	11
Total Goodwill	€11,065	€10,834

10.	Other intangible assets

	Capitalized development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2018	€19,899	€3,583	€804	€24,286
Additions	2,235	639	93	2,967
Divestitures	(568)	(224)	(89)	(881)
Transfer to Assets held for sale	(1,553)	(132)	(131)	(1,816)
Translation differences and other changes	215	133	(41)	307
At December 31, 2018	20,228	3,999	636	24,863
Additions	2,889	600	67	3,556
Divestitures	(338)	(127)	(82)	(547)
Transfer to Assets held for sale	—	(3)	(16)	(19)
Translation differences and other changes	147	103	(5)	245
At December 31, 2019	22,926	4,572	600	28,098
Accumulated amortization and impairment losses at January 1, 2018	10,202	2,029	513	12,744
Amortization	1,543	379	50	1,972
Impairment losses and asset write-offs	153	—	—	153
Divestitures	(553)	(30)	(89)	(672)
Transfer to Assets held for sale	(973)	(98)	(91)	(1,162)
Translation differences and other changes	31	82	(34)	79
At December 31, 2018	10,403	2,362	349	13,114
Amortization	1,358	426	48	1,832
Impairment losses and asset write-offs	949	—	4	953
Divestitures	(337)	(2)	(8)	(347)
Transfer to Assets held for sale	—	(3)	(13)	(16)
Translation differences and other changes	46	72	(3)	115
At December 31, 2019	12,419	2,855	377	15,651
Carrying amount at December 31, 2018	€9,825	€1,637	€287	€11,749
Carrying amount at December 31, 2019	€10,507	€1,717	€223	€12,447
Capitalized development expenditures include both internal and external costs that are directly attributable to the internal product development process, primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs.

In 2019, €953 million of impairment losses and asset write-offs were recognized, including a total of €813 million of impairment losses and asset write-offs resulting from rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms. In 2018, a total of €153 million impairment losses and asset write-offs were recognized. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for additional detail regarding the assumptions and judgments used when testing these assets for impairment.
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
At December 31, 2019 and 2018, the Group had contractual commitments for the purchase of intangible assets amounting to €1,419 million (refer to Note 25, Guarantees granted, commitments and contingent liabilities for further information on the Group's contractual commitments for the purchase of regulatory emission credits) and €215 million, respectively.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The Group leases assets including land, industrial buildings, plant machinery and equipment, and other assets.

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2018	€885	€8,494	€51,053	€3,003	€2,812	€66,247
Additions	7	183	1,976	84	811	3,061
Divestitures	(11)	(16)	(872)	(40)	(5)	(944)
Translation differences	(10)	(34)	123	57	47	183
Transfer to Assets held for sale	(21)	(401)	(3,870)	(294)	(299)	(4,885)
Other changes	1	113	1,607	56	(1,838)	(61)
At December 31, 2018	851	8,339	50,017	2,866	1,528	63,601
IFRS 16 adoption effect	26	888	77	78	—	1,069
Balance at January 1, 2019	877	9,227	50,094	2,944	1,528	64,670
Additions	33	274	1,587	222	3,287	5,403
Divestitures	(40)	(46)	(1,135)	(124)	(3)	(1,348)
Change in the scope of consolidation	—	—	63	—	1	64
Translation differences	8	96	507	45	19	675
Transfer to Assets held for sale	(15)	(149)	(502)	(17)	(23)	(706)
Other changes	36	25	857	(4)	(886)	28
At December 31, 2019	899	9,427	51,471	3,066	3,923	68,786
Accumulated depreciation and impairment losses at January 1, 2018	37	3,298	32,082	1,800	16	37,233
Depreciation	—	283	3,303	262	—	3,848
Divestitures	(5)	—	(851)	(34)	—	(890)
Impairment losses and asset write-offs	—	—	140	—	4	144
Translation differences	—	(1)	89	30	—	118
Transfer to Assets held for sale	—	(204)	(2,663)	(223)	(2)	(3,092)
Other changes	—	(11)	(68)	20	(8)	(67)
At December 31, 2018	32	3,365	32,032	1,855	10	37,294
IFRS 16 adoption effect	—	—	—	—	—	—
Balance at January 1, 2019	32	3,365	32,032	1,855	10	37,294
Depreciation	3	411	2,876	323	—	3,613
Divestitures	(2)	(32)	(1,098)	(115)	—	(1,247)
Impairment losses and asset write-offs	—	2	618	16	—	636
Change in the scope of consolidation	—	—	11	—	—	11
Translation differences	—	29	305	25	—	359
Transfer to Assets held for sale	(3)	(107)	(384)	(17)	(1)	(512)
Other changes	—	9	19	(4)	—	24
At December 31, 2019	30	3,677	34,379	2,083	9	40,178
Carrying amount at December 31, 2018	€819	€4,974	€17,985	€1,011	€1,518	€26,307
Carrying amount at December 31, 2019	€869	€5,750	€17,092	€983	€3,914	€28,608
Included within the total €28,608 million Property, plant and equipment amounts presented above are owned property, plant and equipment of €26,987 million and right-of-use assets of €1,621 million.

Changes in Right-of-use assets are as follows:

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at December 31, 2018	€—	€197	€129	€—	€326
IFRS 16 adoption effect	26	888	77	78	1,069
Balance at January 1, 2019(1)	26	1,085	206	78	1,395
Depreciation	(3)	(150)	(100)	(93)	(346)
Additions	11	167	236	163	577
Change in the scope of consolidation	—	18	26	—	44
Translation differences	1	24	2	1	28
Other	(28)	(24)	(21)	(4)	(77)
Balance at December 31, 2019	€7	€1,120	€349	€145	€1,621
______________________________________________________________________________________________________________________________
(1) The opening balance as of January 1, 2019 includes €326 million of assets previously recognized in accordance with IAS 17.
For the year ended December 31, 2019, the Group recognized a total of €636 million of impairment losses and asset write-offs, including a total of €563 million resulting from rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for additional detail regarding the assumptions and judgments used when testing these assets for impairment.
For the year ended December 31, 2018, the Group recognized a total of €144 million of impairment losses and asset write-offs, primarily in EMEA, resulting from changes in product plans in connection with the 2018-2022 business plan. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for additional detail regarding the assumptions and judgments used when testing these assets for impairment.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2019, and 2018.
In 2019, translation differences of €316 million primarily reflected the foreign currency transaction impacts of U.S. Dollar to the Euro, partially offset by the Brazilian Real. In 2018, translation differences of €65 million primarily reflected the strengthening of the U.S Dollar against Euro partially offset by the weakness of the Brazilian Real.
The carrying amounts of Property, plant and equipment of the Group (excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, primarily relating to our operations in Brazil, are summarized as follows:

	At December 31,
	2019	2018
	(€ million)
Land and industrial buildings pledged as security for debt	€777	€892
Plant and machinery pledged as security for debt and other commitments	855	1,241
Other assets pledged as security for debt and other commitments	5	81
Total Property, plant and equipment pledged as security for debt and other commitments	€1,637	€2,214
At December 31, 2019 and 2018, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €1,255 million and €539 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
	2019	2018
	(€ million)
Joint ventures	€1,871	€1,866
Associates	94	96
Other	44	40
Total Investments accounted for using the equity method	€2,009	€2,002
FCA's ownership percentages and the carrying value of investments in joint ventures accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2019	2018	2019	2018
Joint ventures	Ownership percentage		(€ million)
FCA Bank S.p.A.	50.0%	50.0%	€1,501	€1,360
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	240	233
GAC Fiat Chrysler Automobiles Co.	50.0%	50.0%	107	216
Others			23	57
Total			€1,871	€1,866
FCA Bank is a joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”) which operates in Europe, primarily in Italy, France, Germany, UK and Spain. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group's mass-market vehicle brands and for Maserati vehicles. On July 19, 2019, FCA and Crédit Agricole Consumer Finance agreed to extend the term until December 31, 2024. The agreement will be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.
The financial statements of FCA Bank as at and for the year ended December 31, 2019 have not been authorized for issuance as of the date of issuance of the FCA Consolidated Financial Statements. As such, the most recent publicly available financial information is included in the tables below.
The most recently available information was used to estimate FCA's share of FCA Bank net income and net equity. Any difference between this data and actual results will be adjusted in the 2020 FCA Consolidated Financial Statements when available.

The following tables include summarized financial information relating to FCA Bank:

	At June 30, 2019	At December 31, 2018

	(€ million)
Financial assets	€26,995	€26,180
Of which: Cash and cash equivalents	767	363
Other assets	4,889	4,356
Financial liabilities	27,133	26,265
Other liabilities	1,643	1,393
Equity (100%)	3,108	2,878
Net assets attributable to owners of the parent	3,058	2,829

Carrying amount of interest in FCA Bank
Group's share of net assets	1,529	1,415
Elimination of unrealized profits and other adjustments	(28)	(55)
Carrying amount of interest in FCA Bank(1)	€1,501	€1,360
______________________________________________________________________________________________________________________________
(1) Amounts as at December 31, 2019 and 2018 respectively.

	Six months ended June 30	Years ended December 31,
	2019	2018	2017
	(€ million)
Interest and similar income	€466	€903	€855
Interest and similar expenses	(117)	(242)	(266)
Income tax expense	(75)	(159)	(139)
Profit from continuing operations	238	388	383
Net profit	238	388	383

Net profit attributable to owners of the parent (A)	236	383	378
Other comprehensive income/(loss) attributable to owners of the parent (B)	(8)	(5)	(8)
Total Comprehensive income attributable to owners of the parent (A+B)	€228	€378	€370
Group’s share of net profit(1)	€229	€192	€189
______________________________________________________________________________________________________________________________
(1) Amounts for the years ended December 31, 2019, 2018 and 2017 respectively
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), is a joint venture with Koç Holding which is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2019, the fair value of the Group’s interest in Tofas was €764 million (€531 million at December 31, 2018).
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

The Group's proportionate share of the earnings of our joint ventures, associates and interests in unconsolidated subsidiaries accounted for using the equity method is included within Result from investments in the Consolidated Income Statement. The following table summarizes the share of profits of equity method investees included within Result from investments:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Joint Ventures	€200	€221	€381
Associates	(2)	6	9
Other	10	13	10
Total Share of the profit of equity method investees	€208	€240	€400
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Group’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Joint ventures:
(Loss)/profit from continuing operations	€(28)	€27	€192
Net (loss)/profit	(28)	27	192
Other comprehensive loss	(19)	(91)	(105)
Total Other comprehensive (loss)/income	€(47)	€(64)	€87

Associates:
(Loss)/income from continuing operations	€(2)	€6	€9
Net (loss)/income	(2)	6	9
Other comprehensive loss	—	(3)	(3)
Total Other comprehensive (loss)/income	€(2)	€3	€6

13.	Other Financial assets
Other financial assets consisted of the following:

		At December 31,
		2019			2018
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	16	€93	€5	€98	€283	€14	€297
Debt securities measured at fair value through profit or loss	23	233	—	233	230	—	230
Debt securities measured at amortized cost		297	2	299	61	2	63
Equity instruments measured at fair value through other comprehensive income	23	—	37	37	—	31	31
Equity instruments mandatorily designated at fair value through profit and loss	23	47	12	59	41	2	43
Financial receivables		—	242	242	—	252	252
Collateral deposits(1)	23	—	42	42	—	61	61
Total Other financial assets		€670	€340	€1,010	€615	€362	€977
______________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations.

14.	Inventories

	At December 31,
	2019	2018
	(€ million)
Finished goods and goods for resale	€5,600	€6,776
Work-in-progress, raw materials and manufacturing supplies	3,928	3,783
Amount due from customers for contract work	194	135
Total Inventories	€9,722	€10,694
The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended December 31, 2019, 2018 and 2017 was €647 million, €669 million and €626 million, respectively.
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

The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At December 31,
	2019	2018
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€826	€954
Less: Progress billings	715	912
Construction contracts, net asset/(liability)	111	42
Construction contract assets	194	135
Less: Construction contract liabilities (Note 22)	83	93
Construction contracts, net asset/(liability)	€111	€42
Changes in the Group's construction contracts, net asset/(liability) for the year ended December 31, 2019, were as follows:

	At January 1, 2019	Advances received from customers	Amounts recognized within revenue	At December 31, 2019
	(€ million)
Construction contracts, net asset/(liability)	€42	€(603)	€672	€111
The entire amount of Construction contracts, net asset/(liability) is expected to be recognized as revenue in the following 12 months.

15.	Trade, other receivables and Tax receivables
The following table summarizes Trade, other receivables and Tax receivables by due date:

	At December 31,
	2019					2018
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total
	(€ million)
Trade receivables	€2,064	€—	€—	€—	€2,064	€2,048	€—	€—	€—	€2,048
Receivables from financing activities	2,855	294	6	300	3,155	3,304	297	13	310	3,614
Other receivables	1,709	695	1,381	2,076	3,785	1,836	1,086	88	1,174	3,010
Total Trade and other receivables	€6,628	€989	€1,387	€2,376	€9,004	€7,188	€1,383	€101	€1,484	€8,672

Tax receivables	€372	€51	€43	€94	€466	€419	€53	€18	€71	€490
Trade receivables
Trade receivables are shown net of an ECL allowance, which is calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

	At January 1, 2019	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2019
	(€ million)
ECL allowance - Trade receivables	€247	€32	€(42)	€—	€237

Trade receivables of an immaterial amount were written off during the year ended December 31, 2019, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2019			2018
	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€1,989	€293	€2,282	€1,920	€310	€2,230
ECL allowance	(53)	(184)	(237)	(65)	(182)	(247)
Carrying amount	€1,936	€109	€2,045	€1,855	€128	€1,983
In addition to the amounts above, a further €19 million at December 31, 2019 (€65 million at December 31, 2018) of trade receivables were measured at FVPL. Refer to Note 23, Fair value measurement.
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group and are summarized as follows:

	At December 31,
	2019	2018
	(€ million)
Dealer financing	€2,317	€2,654
Retail financing	613	601
Finance leases	3	3
Other	222	356
Total Receivables from financing activities	€3,155	€3,614
Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2019	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2019
	(€ million)
ECL allowance - Receivables from financing activities	€27	€68	€(72)	€—	€23
Receivables from financing activities of an immaterial amount were written off during the year ended December 31, 2019, and are still subject to enforcement activities.

The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€2,369	€194	€35	€2,598	€2,465	€168	€35	€2,668
ECL allowance	(10)	(2)	(11)	(23)	(13)	(2)	(12)	(27)
Carrying amount	€2,359	€192	€24	€2,575	€2,452	€166	€23	€2,641
In addition to the amounts above, a further €580 million at December 31, 2019 (€973 million at December 31, 2018) of receivables from financing activities were measured at FVPL. Refer to Note 23, Fair value measurement.
Other receivables
At December 31, 2019, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €2,866 million (€2,149 million at December 31, 2018).
As disclosed in Note 22, Other liabilities and Tax liabilities, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. During 2019, total credits and the related receivable of €164 million were recognized, which were excluded from Adjusted EBIT (refer to Note 28, Segment reporting).
Transfer of financial assets
At December 31, 2019, the Group had receivables due after that date amounting to €7,301 million (€8,523 million at December 31, 2018) which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments. The transfers related to trade receivables and other receivables for €5,777 million (€6,847 million at December 31, 2018) and receivables from financing activities for €1,524 million (€1,676 million at December 31, 2018). These amounts included receivables of €4,686 million (€5,517 million at December 31, 2018), mainly due from the sales network, transferred to FCA Bank, our jointly controlled financial services company.
At December 31, 2019 and 2018, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2019			2018
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€11	€140	€151	€30	€427	€457
Carrying amount of the related liabilities (Note 21)	€11	€140	€151	€30	€427	€457

16.	Derivative financial assets and liabilities
The following table summarizes the fair value of the Group's derivative financial assets and liabilities:

	At December 31,
	2019		2018
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€—	€—	€—	€—
Total Fair value hedges	—	—	—	—
Cash flow hedges:
Currency risks - forward contracts, currency swaps and currency options	34	(81)	149	(75)
Interest rate risk - interest rate swaps	—	(180)	22	(16)
Interest rate and currency risk - combined interest rate and currency swaps	—	—	17	—
Commodity price risk – commodity swaps and commodity options	21	(6)	41	(59)
Total Cash flow hedges	55	(267)	229	(150)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	—	—	—	—
Total Net investment hedges	—	—	—	—
Derivatives for trading	43	(51)	68	(57)
Total Fair value of derivative financial assets/(liabilities)	€98	€(318)	€297	€(207)
Financial derivative assets/(liabilities) - current	€93	€(194)	€283	€(204)
Financial derivative assets/(liabilities) - non-current	€5	€(124)	€14	€(3)
The following table summarizes the outstanding notional amounts of the Group's derivative financial instruments by due date:

	At December 31,
	2019				2018
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€11,259	€30	€—	€11,289	€12,782	€75	€—	€12,857
Interest rate risk management	1,105	1,700	—	2,805	1,630	1,144	—	2,774
Interest rate and currency risk management	9	22	—	31	236	34	—	270
Commodity price risk management	523	27	—	550	919	28	—	947
Other derivative financial instruments	—	14	—	14	—	14	—	14
Total Notional amount	€12,896	€1,793	€—	€14,689	€15,567	€1,295	€—	€16,862

Fair value hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) are recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	€—	€—	€104
Fair value changes in hedged items	—	—	(104)
Interest rate risk
Net (losses) on qualifying hedges	—	(2)	(9)
Fair value changes in hedged items	—	2	10
Net gains/(losses)	€—	€—	€1
At December 31, 2019, there were no outstanding fair value hedges.
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
In 2017, the Group entered in interest rate swaps in order to hedge against the increase in interest rates in relation to future debt issuances. In 2019 and in 2018, the maturity dates for a portion of these interest rate swaps were extended. The swaps are designated as a cash flow hedge. For the year ended December 31, 2019 losses of €167 million (for the year ended December 31, 2018 gains of €31 million and for the year ended December 31, 2017 losses of €3 million) relating to such derivatives were recognized in the Cash flow hedge reserve within Other comprehensive (loss)/income. For the year ended December 31, 2019 net losses of €17 million related to ineffectiveness were recognized in the Consolidated Income Statement (net gains of €5 million for the year ended December 31, 2018. There was no ineffectiveness for the year ended December 31, 2017).

The Group reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Currency risk
(Decrease)/increase in Net revenues	€(27)	€100	€8
Increase in Cost of revenues	(29)	(17)	(96)
Net financial income/(expenses)	4	2	(22)
Result from investments	1	24	28
Interest rate risk
Result from investments	(2)	1	(1)
Net financial expenses	—	—	(3)
Commodity price risk
Decrease in Cost of revenues	7	29	28
Ineffectiveness and discontinued hedges	(33)	(5)	4
Tax (benefit)/expense	(3)	(36)	27
Items relating to discontinued operations, net of tax	2	9	1
Total recognized in the Consolidated Income Statement	€(80)	€107	€(26)
Net investment hedges
In order to manage the Group's foreign currency risk related to its investments in foreign operations, the Group enters into net investment hedges, in particular foreign currency swaps and forward contracts.
For the year ended December 31, 2019, net loss of €50 million related to net investment hedges were recognized in Currency translation differences within Other comprehensive (loss)/income. At December 31, 2019, there were no outstanding net investment hedges.
For the year ended December 31, 2018, net gains of €17 million related to net investment hedges were recognized in Currency translation differences within Other comprehensive (loss)/income.
For the year ended December 31, 2017, gains of €15 million related to net investment hedges were recognized in Currency translation differences within Other comprehensive (loss)/income.
There was no ineffectiveness for the years ended December 31, 2019, 2018 and 2017.
Derivatives for trading
At December 31, 2019, 2018 and 2017, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issuance in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to a floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).
Information on the Group's risk management strategy and additional information on the Group's hedging activities is provided in Note 30, Qualitative and quantitative information on financial risks.

17.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
	2019	2018
	(€ million)
Cash at banks	€5,166	€4,774
Money market securities	2,293	4,352
Other cash equivalents	7,555	3,324
Total Cash and cash equivalents	€15,014	€12,450
Cash and cash equivalents held in certain foreign countries (primarily in China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash, other than dividends, that can leave the country.

18.	Share-based compensation
2019-2021 Long Term Incentive Plan
In December 2018, the Company’s Board of Directors approved the 2019-2021 Long-Term Incentive Plan (“2019-2021 LTIP”), under the framework equity incentive plan. Refer to Note 26, Equity for further information on the framework equity incentive plan. During May 2019, FCA awarded a total of 9.5 million Performance Share Units (“PSU”) and 5.9 million Restricted Share Units (“RSU”) to eligible employees under the 2019-2021 LTIP.
The PSU awards, which represent the right to receive FCA common shares, have an Adjusted EBIT target as well as a total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the awards will vest based on our achievement of the targets for Adjusted EBIT (“2019 PSU Adjusted EBIT awards”), covering a three year period from 2019 to 2021 and will have a payout ranging from 0 percent to 100 percent. The remaining half of the PSU awards (“2019 PSU TSR awards”) will vest based on market conditions over a three year performance period from January 2019 through December 2021, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 9.5 million units. If the performance goals for the respective periods are met, one third of the total PSU awards will vest in the second quarter of 2020, a cumulative two-thirds in the second quarter of 2021 and a cumulative 100 percent in the second quarter of 2022.
The RSU awards (“2019 RSU awards”), which represent the right to receive FCA common shares, will vest in three equal tranches in the second quarter of each year 2020, 2021 and 2022.
Additional Grants
In addition to the grants above, during May and July 2019 FCA also awarded 0.9 million PSUs to certain key employees of the Company. The PSU awards, which represent the right to receive FCA common shares, have the same financial performance goals as the 2019 PSU Adjusted EBIT awards and 2019 PSU TSR awards, as described above. These awards will vest in one tranche in the second quarter of 2022 if the respective performance goals for the period January 1, 2019 to December 31, 2021 are achieved.
During May and July 2019, FCA also awarded an additional 0.4 million RSUs to certain key employees of the Company. These additional awards will vest in one tranche in the second quarter of 2022.

2017-2021 Long Term Incentive Plan
During the year ended December 31, 2018, FCA awarded a total of 2.40 million PSUs and 0.58 million RSUs to certain key employees under the 2017-2021 Long-Term Incentive Plan, and under the framework equity incentive plan.
The PSU awards, which represent the right to receive FCA common shares, include a TSR target. These awards granted during 2018 (“2018 PSU TSR awards”) were to vest based upon market conditions covering a five year performance period from January 2017 through December 2021. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.40 million units. The original vesting schedule allowed for one third of the total PSU TSR awards to vest in the first quarter of 2020, a cumulative two-thirds in the first quarter of 2021 and a cumulative 100 percent in the first quarter of 2022 if the respective performance goals for the years 2017 to 2019, 2017 to 2020 and 2017 to 2021 were achieved.
Part of the PSU TSR awards granted in May 2019 (“Replacement awards”) were considered to be a replacement of certain of the 2018 PSU TSR awards. Under the modified terms of the 2018 PSU TSR awards, 60 percent of the 2018 PSU TSR awards were replaced with the Replacement awards and the remaining 40 percent of 2018 PSU TSR awards will vest at target during the second quarter of 2020.
The RSU awards, which represent the right to receive FCA common shares, one third of the award has vested in 2019, with the remaining two-thirds vesting in 2020 and 2021.
2016-2018 Long Term Incentive Plan
During the year ended December 31, 2017, FCA awarded a total of 2.26 million PSUs and 2.29 million RSUs to certain key employees under the 2016-2018 Long-Term Incentive Plan, and under the framework equity incentive plan.
The PSU awards, which represented the right to receive FCA common shares, had financial performance goals that included a net income target as well as total shareholder return target, with each weighted at 50 percent and settled independently of the other. Half of the award vested based on our achievement of the targets for net income (“2017 PSU NI awards”) covering a three year period from 2016 to 2018 and had a payout scale ranging from 0 percent to 100 percent. The remaining half of the PSU awards (“2017 PSU TSR awards”) are based on market conditions and had a payout scale ranging from 0 percent to 150 percent. The PSU TSR awards performance period covered a two year period starting in December 2016 through 2018. Accordingly, the total number of shares that were issued did vary from the original award of 2.26 million units. The PSU awards have vested in 2019 with the achievement of the performance goals for the years 2016 to 2018.
The RSU awards, which represent the right to receive FCA common shares, have vested in two equal tranches in 2018 and 2019.
2014-2018 Long Term Incentive Plan
During the year ended December 31, 2015, FCA awarded a total of 14.71 million PSU and 5.20 million RSU awards to certain key employees under the 2014-2018 Long Term Incentive Plan (“2014-2018 LTIP”), and under the framework equity incentive plan.
The PSU awards, which represented the right to receive FCA common shares, had financial performance goals covering a five year period from 2014 to 2018. The performance goals included a net income target as well as a TSR target, with each weighted at 50 percent and settled independently of the other. Half of the awards vested based on our achievement of the targets for net income and had a payout scale ranging from 0 percent to 100 percent (“2015 PSU NI awards”). The remaining half of the awards are based on market conditions and had a payout scale ranging from 0 percent to 150 percent (“2015 PSU TSR awards”). Accordingly, the total number of shares that were issued did vary from the original award of 14.71 million shares. One third of the total PSU awards vested in 2017, a cumulative two-thirds of the total PSU awards vested in the first quarter of 2018 with the achievement of the performance goal for the years 2014 to 2017 and a cumulative 100 percent vested in 2019 with the achievement of the performance goals for the years 2014 to 2018.
The RSUs, which represent the right to receive FCA common shares, vested in three equal tranches. One third of the awards vested in the first quarter of 2017, and a cumulative two-thirds of the awards vested in the first quarter 2018 with the remaining tranche vested in the first quarter of 2019.

Additional Grants
In addition to the above, during the year ended December 31, 2016, FCA awarded 0.09 million RSUs to certain key employees of the Company under the 2014-2018 LTIP, which represented the right to receive FCA common shares. Half of the awards vested in the first quarter of 2018 and the remaining half of these awards vested in the first quarter of 2019.
In addition to the above, during the year ended December 31, 2018, FCA awarded an additional 0.1 million PSU awards and 0.05 million RSU awards to certain key employees, under the 2014-2018 LTIP. The PSU awards, which represented the right to receive FCA common shares, had the same financial performance goals as the 2015 PSU NI awards and the 2015 PSU TSR awards, as described above. A cumulative 100 percent has vested in the first quarter of 2019 with the achievement of the performance goals for the years 2014 to 2018. The RSUs, which represent the right to receive FCA common shares, have vested in the first quarter of 2019.
Other Restricted Share Unit Grants
During the year ended December 31, 2019, FCA awarded 0.8 million RSUs to certain key employees of the Company, which represent the right to receive FCA common shares. A portion of these awards vested in 2019, with the remaining portion expecting to be vested in 2020, 2021 and 2022 in accordance with the award agreements.
PSU NI Awards
Changes during 2019, 2018 and 2017 for the PSU NI awards under the framework equity incentive plan were as follows:

	2019		2018		2017
	PSU NI	Weighted average fair value at the grant date (€)	PSU NI	Weighted average fair value at the grant date (€)	PSU NI	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	4,568,830	€6.14	8,803,826	€5.89	11,379,445	€5.65
Anti-dilution adjustment	25,516	4.91	32,855	5.87	65,751	5.62
Granted	—	—	71,136	9.73	1,136,250	7.91
Vested	(4,295,593)	6.24	(3,857,502)	5.58	(3,758,870)	5.65
Canceled	—	—	—	—	—	—
Forfeited	(36,369)	6.62	(481,485)	6.27	(18,750)	7.91
Outstanding shares unvested at December 31	262,384	€4.91	4,568,830	€6.14	8,803,826	€5.89
The vesting of the 2017 PSU NI awards and the 2015 PSU NI awards has been determined by comparing the Group's net profit excluding unusual items to the net income targets derived from the Group's business plan for the corresponding period. The performance period commenced on January 1, 2016 for the 2017 PSU NI awards and January 1, 2014 for the 2015 PSU NI awards. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model.
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
PSU Adjusted EBIT Awards
Changes during 2019 for the PSU Adjusted EBIT awards under the framework equity incentive plan were as follows:

	2019
	PSU Adjusted EBIT	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—
Anti-dilution adjustment	524,308	10.18
Granted	5,182,071	11.26
Vested	—	—
Canceled	—	—
Forfeited	(145,740)	11.28
Outstanding shares unvested at December 31	5,560,639	€10.19
The fair values of the PSU Adjusted EBIT awards that were granted during the year ended December 31, 2019 were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.
PSU TSR Awards
Changes during 2019, 2018 and 2017 for the PSU TSR awards under the framework equity incentive plan were as follows:

	2019		2018		2017
	PSU TSR	Weighted average fair value at the grant date (€)	PSU TSR	Weighted average fair value at the grant date (€)	PSU TSR	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	6,926,413	€11.42	8,803,827	€10.58	11,379,446	€10.64
Anti-dilution adjustment	644,588	10.60	32,855	10.54	65,750	10.58
Granted	5,189,237	11.58	2,473,637	13.15	1,136,250	10.84
Vested	(4,295,594)	10.67	(3,857,502)	10.51	(3,758,869)	10.63
Canceled	(1,385,046)	12.99	—	—	—	—
Forfeited	(282,107)	11.94	(526,404)	11.50	(18,750)	10.84
Outstanding shares unvested at December 31	6,797,491	€10.61	6,926,413	€11.42	8,803,827	€10.58
The weighted average fair value of the PSU TSR awards granted during the years ended December 31, 2018, 2017 and 2015 were calculated using a Monte Carlo simulation model. The weighted average fair value of the PSU TSR awards granted during the year ended December 31, 2019 were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.
In accordance with IFRS 2 - Share-based Payment, the 2018 PSU TSR awards were modified and remeasured at the grant date of the Replacement awards, using a Monte Carlo Simulation. Only the incremental amount, which is the difference between the fair value of the 2018 PSU TSR and the fair value of the Replacement awards, will be recognized as an expense over the term of the Replacement awards.

The key assumptions utilized to calculate the grant date fair values for the PSU TSR awards issued are summarized below:

Key assumptions	2019 PSU TSR Awards Range	2018 PSU TSR Awards Range	2017 PSU TSR Awards Range	2015 PSU TSR Awards Range
Grant date stock price	€13.10	€18.79	€9.74 - €10.39	€13.44 - €15.21
Expected volatility	39%	41%	44%	37% - 39%
Dividend yield	5%	—%	—%	—%
Risk-free rate	(0.7)%	(0.3)%	(0.8)%	0.7% - 0.8%
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
Restricted Share Units
Changes during 2019, 2018 and 2017 for the RSU awards under the framework equity incentive plan were as follows:

	2019		2018		2017
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	4,290,986	€10.47	7,600,313	€9.17	7,969,623	€8.69
Anti-dilution adjustment	761,529	10.49	28,299	9.12	46,189	8.64
Granted	7,160,764	11.35	627,081	18.54	2,293,940	10.43
Vested	(3,347,345)	9.93	(3,690,050)	9.09	(2,671,939)	8.64
Canceled	—	—	—	—	—	—
Forfeited	(712,895)	10.05	(274,657)	10.28	(37,500)	10.39
Outstanding shares unvested at December 31	8,153,039	€10.51	4,290,986	€10.47	7,600,313	€9.17
The weighted average fair value of the RSU awards that were granted in December 31, 2018, 2017, 2016 and 2015, were measured using the FCA stock price on the grant date. The weighted average fair value of the RSU awards that were granted during the year ended December 31, 2019 were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
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
In December 2019, the Compensation Committee approved a conversion factor of 1.107723 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share as a result of the payment of an extraordinary cash distribution to holders of FCA common shares on May 30, 2019. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

In January 2018, as a result of the distribution of the Company's entire interest in GEDI Gruppo Editoriale S.p.A. to holders of FCA common shares on July 2, 2017, the Compensation Committee approved a conversion factor of 1.003733 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
Similarly, in January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. to holders of its common shares on May 1, 2016, the Compensation Committee approved a conversion factor of 1.005865 that was applied to outstanding PSU awards and RSU awards issued prior to December 31, 2016 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
Similarly, in January 2016, as a result of the spin-off of Ferrari N.V., a conversion factor of 1.5440 was approved by the Compensation Committee and applied to outstanding PSU awards and RSU awards as an equitable adjustment to make equity award holders whole for the resulting diminution in the value of an FCA share. For the PSU NI awards, the Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
The following table reflects the changes resulting from the anti-dilution adjustments:

	2019 Anti-dilution adjustment	2018 Anti-dilution adjustment	2017 Anti-dilution adjustment	2016 Anti-dilution adjustment
PSU Awards:
Number of awards - as adjusted	12,620,514	17,673,363	22,890,392	22,717,024
Key assumptions - as adjusted: Grant date stock price - for PSU NI, PSU TSR and PSU Adjusted EBIT	€8.79 - €16.96	€5.71 - €10.35	€8.66 - €9.79	€8.71 - €9.85
RSU Awards:
Number of awards - as adjusted	8,153,039	7,628,612	8,015,812	8,023,472
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €92 million, €54 million and €85 million was recorded for the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019, the Group had unrecognized compensation expense related to the non-vested PSU awards and RSU awards of approximately €112 million based on current forfeiture assumptions, which will be recognized over a weighted-average period of 1.6 years.

19.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2019			2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€38	€5,024	€5,062	€34	€4,475	€4,509
Health care and life insurance plans	132	2,157	2,289	134	2,082	2,216
Other post-employment benefits	63	730	793	82	737	819
Other provisions for employees	311	596	907	345	581	926
Total Employee benefits liabilities	€544	€8,507	€9,051	€595	€7,875	€8,470

The Group continuing operations recognized a total expense of €1,508 million for defined contribution and state plans for the year ended December 31, 2019 (€1,518 million in 2018 and €1,472 million in 2017).
The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
	2019	2018
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€25,024	€22,767
Health care and life insurance plans	2,289	2,216
Other post-employment benefits	793	819
Total present value of defined benefit obligations (a)	28,106	25,802

Fair value of plan assets (b)	20,729	18,819
Asset ceiling (c)	18	13
Total net defined benefit plans (a - b + c)	7,395	6,996
of which:
Net defined benefit liability (d)	8,144	7,544
Defined benefit plan asset	(749)	(548)

Other provisions for employees (e)	907	926
Total Employee benefits liabilities (d + e)	€9,051	€8,470
Pension benefits
Liabilities arising from the Group's defined benefit plans are usually funded by contributions made by Group subsidiaries, and at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions are made in excess of those legally required to achieve certain desired funding levels. In the U.S., these excess amounts are tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2019, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €2.1 billion, and the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. During the year ended December 31, 2019, 2018 and 2017, the Group made pension contributions in the U.S. and Canada totaling €48 million, €724 million and €124 million, respectively, including an accelerated discretionary contribution in September 2018 of €670 million ($800 million) to certain of our U.S. pension plans, which resulted in tax benefits (refer to Note 7, Tax expense for further information). The Group's contributions to pension plans for 2020 are expected to be €970 million, of which €940 million relate to the U.S. and Canada, with €895 million being discretionary contributions and €45 million which will be made to satisfy minimum funding requirements.
The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2020	€1,524
2021	€1,483
2022	€1,472
2023	€1,460
2024	€1,465
2025-2029	€7,282

The following table summarizes changes in the pension plans:

	2019				2018
	Obligation	Fair value of plan assets	Asset ceiling	Liability/ (Asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability/ (Asset)
	(€ million)
At January 1	€22,767	€(18,819)	€13	€3,961	€25,528	€(21,218)	€14	€4,324
Included in the Consolidated Income Statement	1,111	(713)	—	398	1,189	(680)	—	509
Included in Other comprehensive income:
Actuarial (gains)/losses from:
Demographic and other assumptions	(359)	—	—	(359)	(196)	—	—	(196)
Financial assumptions	2,773	—	—	2,773	(1,530)	—	—	(1,530)
Return on assets	—	(2,454)	—	(2,454)	—	1,530	—	1,530
Changes in the effect of limiting net assets	—	—	3	3	—	—	(1)	(1)
Changes in exchange rates	618	(564)	2	56	792	(584)	—	208
Other:
Employer contributions	—	(48)	—	(48)	—	(756)	—	(756)
Plan participant contributions	2	(2)	—	—	2	(2)	—	—
Benefits paid	(1,520)	1,506	—	(14)	(1,568)	1,556	—	(12)
Settlements paid	(394)	394	—	—	(1,187)	1,187	—	—
Transfer to Liabilities held for sale	—	—	—	—	(268)	126	—	(142)
Other changes	26	(29)	—	(3)	5	22	—	27
At December 31	€25,024	€(20,729)	€18	€4,313	€22,767	€(18,819)	€13	€3,961
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Current service cost	€156	€172	€169
Interest expense	969	925	1,083
Interest income	(795)	(759)	(907)
Other administration costs	82	79	94
Past service costs/(credits) and (gains)/losses arising from settlements/curtailments	(14)	92	(3)
Items relating to discontinued operations	—	—	6
Total recognized in the Consolidated Income Statement	€398	€509	€442
During the year ended December 31, 2019, the Group entered into a buyout relating to its Canadian salaried defined benefit plan. A total of €325 million was paid to a third-party insurance company in settlement of FCA's obligations, resulting in a settlement loss of €6 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2019.
During the year ended December 31, 2019, the Group also amended its U.S. defined benefit plan for salaried employees to allow certain terminated vested participants to accept a lump-sum amount. A total of €69 million was paid in December 2019 to those participants that accepted the offer. The plan amendment resulted in a settlement gain of €20 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2019.

During the year ended December 31, 2018, the Group settled a portion of the supplemental retirement plan in North America, resulting in a refund of excess assets of €22 million. The corresponding settlement charge of €78 million was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2018.
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
The fair value of plan assets by class was as follows:

	At December 31,
	2019		2018
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€699	€681	€672	€615
U.S. equity securities	1,407	1,405	1,286	1,284
Non-U.S. equity securities	781	781	784	757
Commingled funds	1,596	422	1,833	606
Equity instruments	3,784	2,608	3,903	2,647
Government securities	3,179	1,191	2,717	916
Corporate bonds (including convertible and high yield bonds)	5,553	—	4,944	—
Other fixed income	1,536	174	1,307	86
Fixed income securities	10,268	1,365	8,968	1,002
Private equity funds	2,297	—	2,066	—
Commingled funds	65	62	56	53
Real estate funds	1,349	3	1,392	3
Hedge funds	2,072	38	1,676	26
Investment funds	5,783	103	5,190	82
Insurance contracts and other	195	66	86	12
Total fair value of plan assets	€20,729	€4,823	€18,819	€4,358
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
The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2019			2018
	U.S.	Canada	UK	U.S.	Canada	UK
Discount rate	3.3%	3.1%	2.0%	4.4%	3.8%	2.8%
Future salary increase rate	—%	3.5%	2.7%	—%	3.5%	3.0%
The average duration of U.S. and Canadian liabilities was approximately 11 years and 13 years, respectively. The average duration of UK pension liabilities was approximately 17 years.
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

Expected benefit payments
(€ million)
2020	€132
2021	€131
2022	€129
2023	€129
2024	€128
2025-2029	€633

Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

	2019	2018
	(€ million)
Present value of obligations at January 1	€2,216	€2,279
Included in the Consolidated Income Statement	115	110
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(215)	37
- Financial assumptions	251	(161)
Effect of movements in exchange rates	57	81
Other:
Benefits paid	(135)	(128)
Transfer to Liabilities held for sale	—	(2)
Present value of obligations at December 31	€2,289	€2,216
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Current service cost	€20	€22	€22
Interest expense	96	88	98
Past service costs/(credits) and losses/(gains) arising from settlements	(1)	—	—
Total recognized in the Consolidated Income Statement	€115	€110	€120
Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions. In particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2019		2018
	U.S.	Canada	U.S.	Canada
Discount rate	3.4%	3.1%	4.4%	3.8%
Salary growth	1.5%	1.0%	1.5%	1.0%
Weighted average ultimate healthcare cost trend rate	4.4%	4.0%	4.4%	4.0%
The average duration of the U.S. and Canadian liabilities was approximately 12 years and 17 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2019 plan valuation was 5.3 percent (6.4 percent in 2018). The annual rate was assumed to decrease gradually to 3.9 percent through 2039 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2019 plan valuation was 4.4 percent (4.4 percent in 2018). The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits comprises other employee benefits granted to Group employees in Europe and includes the Italian employee severance indemnity (trattamento di fine rapporto, or “TFR”) obligation required under Italian Law, amounting to €584 million at December 31, 2019 and €664 million at December 31, 2018.

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
Changes in defined benefit obligations for other post-employment benefits were as follows:

	2019	2018
	(€ million)
Present value of obligations at January 1	€819	€987
Included in the Consolidated Income Statement	20	23
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	11	2
- Financial assumptions	41	(5)
Effect of movements in exchange rates	3	(3)
Other:
Benefits paid	(90)	(50)
Transfer to Liabilities held for sale	(20)	(98)
Other changes	9	(37)
Present value of obligations at December 31	€793	€819
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Current service cost	€6	€9	€9
Interest expense	12	14	11
Past service costs/(credits) and losses/(gains) arising from settlements	1	—	—
Items relating to discontinued operations	1	—	3
Total recognized in the Consolidated Income Statement	€20	€23	€23
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2019 was 0.6 percent (1.4 percent in 2018). The average duration of the Italian TFR is approximately 8 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

Other provisions for employees
Other provisions for employees primarily include long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

20.	Provisions
Provisions consisted of the following:

	At December 31,
	2019			2018(1)
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,406	€3,900	€6,306	€2,745	€4,015	€6,760
Sales incentives	5,479	—	5,479	5,999	—	5,999
Legal proceedings and disputes(1)	303	222	525	760	280	1,040
Commercial risks	441	120	561	442	272	714
Restructuring	72	34	106	134	31	165
Other risks	277	751	1,028	314	815	1,129
Total Provisions	€8,978	€5,027	€14,005	€10,394	€5,413	€15,807
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Basis of preparation.
Changes in Provisions were as follows:

	At January 1, 2019	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Other changes	At December 31, 2019
	(€ million)
Product warranty and recall campaigns	€6,760	€3,059	€(3,655)	€—	€145	€—	€(3)	€6,306
Sales incentives	5,999	14,864	(15,573)	63	131	—	(5)	5,479
Legal proceedings and disputes(1)	1,040	167	(680)	(24)	16	(18)	24	525
Commercial risks	714	353	(408)	(28)	12	(18)	(64)	561
Restructuring costs	165	118	(111)	(50)	1	(1)	(16)	106
Other risks	1,129	355	(334)	(63)	7	(17)	(49)	1,028
Total Provisions	€15,807	€18,916	€(20,761)	€(102)	€312	€(54)	€(113)	€14,005
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Basis of preparation.
Product warranty and recall campaigns
At December 31, 2019, the Product warranty and recall campaigns provision decreased slightly primarily due to lower volumes in North America. During the year ended December 31, 2018, an additional amount of €114 million was accrued in relation to costs for recall campaigns related to Takata airbag inflators, net of recovery. The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2022.
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
During the year ended December 31, 2019, approximately €0.5 billion of payments were made for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018 (refer to Note 25, Guarantees granted, commitments and contingent liabilities).
None of the provisions within the total Legal proceedings and disputes provision are individually significant except for the remaining portion of the provision of €748 million recognized during the year ended December 31, 2018, for costs related to final settlements reached on civil, environmental and consumer claims related to U.S. diesel emissions matters (refer to Note 25, Guarantees granted, commitments and contingent liabilities).
Commercial risks
Commercial risks arise in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision is recognized when the expected costs to complete the services under these contracts exceed the revenues expected to be realized. A provision for fines related to certain regulatory emission requirements that can be settled with cash fines is recognized at the time vehicles are sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The cash outflow for the non-current portion of the Commercial risks provision is primarily expected within a period through 2022.
On July 12, 2019, the U.S. Department of Transportation’s National Highway Traffic Safety Administration (“NHTSA”) announced a final rule that retained the current fine rate applicable to automobile manufacturers that fail to meet Corporate Average Fuel Economy (“CAFE”) standards through achievement of the targeted fleet fuel efficiency or remittance of CAFE credits. Prior to this final rule, FCA recorded a provision for estimated CAFE civil fines relating to 2019 model year vehicles for which CAFE credits were not expected to be available at the previously announced civil fine rate. As a result of the announced final rule, under IAS 37, the reduction of the civil fine rate resulted in a change in the estimated provision of €158 million relating to 2019 model year vehicles sold prior to March 31, 2019, which has been recognized as a reduction to Cost of revenues within the Consolidated Income Statement for the year ended December 31, 2019.
Restructuring costs
During the year ended December 31, 2019, a total provision for €118 million was recognized primarily for workforce restructuring costs, of which €56 million was recognized within LATAM, €36 million within EMEA and €23 million within North America (refer to Note 28, Segment reporting).
Other risks
Other risks includes, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Group’s probable environmental obligations, which also includes costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2022.

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

The following table summarizes the Group's current and non-current Debt by maturity date (amounts include accrued interest):

	At December 31,
	2019					2018
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€1,450	€4,942	€—	€4,942	€6,392	€1,598	€4,977	€1,250	€6,227	€7,825
Borrowings from banks(1)	2,097	1,511	88	1,599	3,696	2,928	1,987	190	2,177	5,105
Asset-backed financing (Note 15)	151	—	—	—	151	457	—	—	—	457
Lease liabilities	360	705	575	1,280	1,640	56	131	74	205	261
Other debt(1)	818	204	—	204	1,022	822	45	13	58	880
Total Debt	€4,876	€7,362	€663	€8,025	€12,901	€5,861	€7,140	€1,527	€8,667	€14,528
______________________________________________________________________________________________________________________________
(1) Borrowings from banks and Other debt as previously reported included €261 million of finance lease liabilities recognized in accordance with IAS 17. These amounts have been reclassified into the line item Lease liabilities at December 31, 2018. Refer to Note 2., Basis of preparation for additional information on the adoption of IFRS 16.
Notes
The following table summarizes the notes outstanding at December 31, 2019 and 2018:

					At December 31,
	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2019	2018
Medium Term Note Programme:					(€ million)
Fiat Chrysler Finance Europe SENC(1)	CHF	250	3.125	September 30, 2019	—	222
Fiat Chrysler Finance Europe SENC(2)	EUR	1,250	6.750	October 14, 2019	—	1,250
Fiat Chrysler Finance Europe SENC(2)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe SENC(2)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
FCA NV(2)	EUR	1,250	3.750	March 29, 2024	1,250	1,250
Other(3)	EUR	7			7	7
Total Medium Term Note Programme					3,607	5,079

Other Notes:
FCA NV(2)	U.S.$	1,500	4.500	April 15, 2020	1,335	1,310
FCA NV(2)	U.S.$	1,500	5.250	April 15, 2023	1,335	1,310
Total Other Notes					2,670	2,620
Hedging effect, accrued interest and amortized cost valuation					115	126
Total Notes					€6,392	€7,825
______________________________________________________________________________________________________________________________
(1) Listing on the SIX Swiss Exchange was obtained.
(2) Listing on the Irish Stock Exchange was obtained.
(3) Medium Term Notes with amounts outstanding equal to or less than the equivalent of €50 million.

Notes Issued Through the Medium Term Note Programme
Certain notes issued by the Group are governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €20 billion may be used under this programme, of which notes of €3.6 billion were outstanding at December 31, 2019 (€5.1 billion at December 31, 2018). Notes under the MTN Programme are issued, or otherwise guaranteed, by FCA NV. From time to time, we may buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the MTN Programme during the year ended December 31, 2019 were due to the repayment at maturity:

•	in September 2019 of a note with a principal amount of CHF 250 million; and

•	in October 2019 of a note with a principal amount of €1,250 million.
Changes in notes issued under the MTN Programme during the year ended December 31, 2018 were due to the repayment at maturity:

•	in March 2018 of a note with a principal amount of €1,250 million; and

•	in July 2018 of a note with a principal amount of €600 million.
Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on FCA NV as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or FCA NV is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA's main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2019, FCA was in compliance with the covenants under the MTN Programme.
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
The Notes impose covenants on FCA NV including: (i) negative pledge clauses which require that in the case that any security interest upon assets of FCA NV is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2019, FCA was in compliance with the covenants of the Notes.

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
At December 31, 2017, €836 million, including accrued interest, was outstanding under FCA US's Tranche B Term Loan maturing December 31, 2018. On February 24, 2017, FCA US prepaid the U.S.$1,826 million (€1,721 million) outstanding principal and accrued interest on its tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The prepayment was made with cash on hand and resulted in a €3 million loss on extinguishment. On April 12, 2017, FCA US amended the credit agreement that governs the Tranche B Term Loan due 2018, reducing the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. For the years ended December 31, 2018 and 2017, interest was accrued based on LIBOR.
European Investment Bank Borrowings
FCA has financing agreements with the European Investment Bank (“EIB”) for a total of €0.4 billion outstanding at December 31, 2019 (€0.7 billion outstanding at December 31, 2018), which included the residual debt due under the following facilities:

•
€500 million (amortizing in installments up to June 2021), entered into in May 2011 (guaranteed by SACE and the Serbian Authorities) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia; and

•	€420 million (maturing in June 2022), entered into in June 2018 to support research and development projects to be implemented by FCA during the period 2018-2020.
Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to a principal amount of €1.8 billion at December 31, 2019 (€2.3 billion at December 31, 2018). The loans primarily include subsidized loans granted by public financing institutions, such as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This has provided the Group with the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates. At December 31, 2019, outstanding subsidized loans amounted to €1.1 billion (€1.4 billion at December 31, 2018), of which approximately €0.8 billion (€1.0 billion at December 31, 2018) related to the construction of the plant in Pernambuco (Brazil), which was supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.5 billion). Approximately €0.1 billion (€0.1 billion at December 31, 2018) of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2019.

Revolving Credit Facilities
In March 2019, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 and March 2018 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2024. The RCF is available for general corporate purposes and for the working capital needs of the Group and is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. This amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2019 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 and March 2018 amendments are amortized over the life of the amended RCF.
In the March 2018 amendment, the amended RCF's final maturity was extended to March 2023. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2018 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 amendment, are amortized over the life of the amended RCF.
The covenants of the RCF include financial covenants as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2019, FCA was in compliance with the covenants of the RCF.
At December 31, 2019, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities. At December 31, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion RCF and approximately €1.5 billion of other revolving credit facilities.
Mexico Bank Loan
FCA Mexico, S.A. de C.V. (“FCA Mexico”), our principal operating subsidiary in Mexico, has a non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and bears interest at one-month LIBOR plus 3.35 percent per annum. At December 31, 2019, the Mexico Bank Loan had an outstanding balance of €0.2 billion (€0.3 billion at December 31, 2018). As of December 31, 2019, we may prepay all or any portion of the loan without premium or penalty. The Mexico Bank Loan requires FCA Mexico to maintain certain fixed assets as collateral and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2019, FCA Mexico was in compliance with the covenants under the Mexico Bank Loan.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized with assets of the same amount of €151 million at December 31, 2019 (€457 million at December 31, 2018) within Trade and other receivables in the Consolidated Statement of Financial Position (Note 15, Trade, other receivables and tax receivables).
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
Other debt also includes funds raised from financial services companies, primarily in Latin America, and deposits from dealers in Brazil and China.

Lease liabilities
The following table summarizes the Group's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

At December 31, 2019
(€ million)
Long-term debt (non-current)	€1,280
Short-term debt and current portion of long-term debt (current)	€360
Maturity analysis - contractual undiscounted cash flows

At December 31, 2019
(€ million)
Due within one year	€430
Due between one and five years	905
Due beyond five years	811
Total undiscounted lease liabilities	€2,146
In addition, the Group has entered into commitments relating to leases not yet commenced of €399 million, of which the most significant related to the investments in manufacturing facilities in Michigan, USA. In addition to the above, the Group entered into non-cancellable short term leases, which have not been classified as lease liabilities, of €28 million which is expected to be settled within the next 12 months.
Debt secured by assets
At December 31, 2019, debt secured by assets of the Group amounted to €674 million (€834 million at December 31, 2018), excluding the Lease liabilities as described above, mainly related to subsidized financing in Latin America, Mexico and India.
The total carrying amount of assets acting as security for loans for the Group amounted to €1,637 million, excluding the Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2019 (€2,214 million at December 31, 2018).

22.	Other liabilities and Tax liabilities
Other liabilities consisted of the following:

	At December 31,
	2019			2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€2,210	€—	€2,210	€2,362	€—	€2,362
Accrued expenses and deferred income	769	674	1,443	783	697	1,480
Indirect tax payables	501	14	515	681	16	697
Payables to personnel	1,008	15	1,023	956	16	972
Social security payables	258	4	262	265	4	269
Construction contract liabilities (Note 14)	83	—	83	93	—	93
Service contract liability	621	1,530	2,151	568	1,521	2,089
Other	1,338	189	1,527	1,349	198	1,547
Total Other liabilities	€6,788	€2,426	€9,214	€7,057	€2,452	€9,509
Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2019					2018
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	€5,398	€201	€21	€222	€5,620	€5,706	€221	€13	€234	€5,940
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

On March 15, 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue. At June 30, 2017, the Group determined that the likelihood of economic outflow related to such indirect taxes was no longer probable and the total liability of €895 million that FCA had accrued but not paid for such taxes for the period from 2007 to 2014 was reversed. Due to the materiality of this item and its effect on our results, the amount is presented separately in the line Reversal of a Brazilian indirect tax liability in the Consolidated Income Statement for the year ended December 31, 2017, and is composed of €547 million, originally recognized as a reduction to Net revenues, and €348 million, originally recognized within Net financial expenses. The Brazilian Supreme Court issued summary written minutes of its ruling on September 29, 2017 and Trial Minutes on October 2, 2017. On October 19, 2017, the Brazilian government filed its appeal against the PIS/COFINS over ICMS decision. At December 31, 2017, due to the uncertainty of scope of the application of the Supreme Court ruling taking into account the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, management believed a risk of economic outflow was still greater than remote. On August 18, 2018, the litigation concerning PIS over ICMS had its final and definitive favorable decision. At September 30, 2018, the Group determined that the likelihood of economic outflow related to such indirect taxes was no longer probable and the total liability of €54 million accrued and paid would be recovered.
In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. During the year ended December 31, 2019, total credits and the related receivable of €164 million were recognized, which were excluded from Adjusted EBIT (refer to Note 28, Segment reporting). On December 17, 2019, the Brazilian courts indicated that it would render a decision on the Brazilian government’s appeal regarding the 2017 Supreme Court’s decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue on April 1, 2020. During the three months ended September 30, 2019, the Brazilian courts indicated they would render a judgment on December 5, 2019. We continue to believe our position is supported by both the facts and the receipt of final and definitive rulings from the courts. However, due to the uncertainty of the Supreme Court’s application of the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, we continue to believe that the risk of economic outflow is greater than remote.
Service contract liability
The service contract liability is mainly comprised of maintenance plans and extended warranties. Changes in the Group's service contract liability for the year ended December 31, 2019, were as follows:

	At January 1, 2019	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/(Liabilities) held for sale	Other Changes	At December 31, 2019
	(€ million)
Service contract liability	€2,089	€839	€(721)	€—	€(56)	€2,151
Of the total Service contract liability at December 31, 2019, the Group expects to recognize approximately €514 million in 2020, €483 million in 2021, €403 million in 2022 and €751 million thereafter.
Tax liabilities
Tax liabilities by due date were as follows:

	At December 31,
	2019					2018(1)
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Tax liabilities(1)	€122	€276	€2	€278	€400	€203	€149	€—	€149	€352
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 2, Basis of preparation.

23.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis:

		At December 31,
		2019				2018
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Debt securities and equity instruments measured at FVOCI	13	€3	€21	€13	€37	€3	€15	€13	€31
Debt securities and equity instruments measured at FVPL	13	277	—	15	292	270	—	3	273
Derivative financial assets	16	—	98	—	98	—	256	41	297
Collateral deposits	13	42	—	—	42	61	—	—	61
Receivables from financing activities	15	—	—	580	580	—	—	973	973
Trade receivables	15	—	19	—	19	—	65	—	65
Other receivables	15	—	—	69	69	—	—	—	—
Money market securities	17	2,293	—	—	2,293	4,352	—	—	4,352
Total Assets		€2,615	€138	€677	€3,430	€4,686	€336	€1,030	€6,052
Derivative financial liabilities	16	—	318	—	318	—	205	2	207
Total Liabilities		€—	€318	€—	€318	€—	€205	€2	€207
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:

•
the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);

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

•
the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

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

The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli (refer to Note 3, Scope of consolidation), is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period. In 2019, €14 million of derivative financial assets and liabilities were transferred from Level 3 to Level 2 in the fair value hierarchy primarily as a result of a change in valuation input for certain precious metals to utilize observable inputs.
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1, 2019	€973	€16	€39	€—
Gains/(Losses) recognized in Consolidated Income Statement	—	1	56	(1)
Losses recognized in Other comprehensive income/(loss)	—	—	(15)	—
Issues/Settlements	(393)	—	(66)	70
Purchases/Sales	—	11	—	—
Transfers from Level 3	—	—	(14)	—
At December 31, 2019	€580	€28	€—	€69

	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1, 2018	€700	€45	€29	€—
Gains/(Losses) recognized in Consolidated Income Statement	—	(1)	30	—
Gains recognized in Other comprehensive income/(loss)	—	—	9	—
Issues/Settlements	273	—	(29)	—
Transfers to Assets/(Liabilities) held for sale	—	(28)	—	—
At December 31, 2018	€973	€16	€39	€—
The gains/(losses) included in the Consolidated Income Statements were recognized within Cost of revenues. Of the total gains/(losses) recognized in Other comprehensive income, €15 million was recognized within Cash flow reserves and no amounts were recognized within Currency translation differences.
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

The following table provides the carrying amount and fair value of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2019		2018
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,737	€1,736	€1,681	€1,682
Retail financing		613	608	601	584
Finance lease		3	3	3	3
Other receivables from financing activities		222	222	356	355
Total Receivables from financing activities(1)	15	€2,575	€2,569	€2,641	€2,624

Asset backed financing		€151	€151	€457	€457
Notes		6,392	6,900	7,825	8,152
Borrowings from banks & Other debt		4,718	4,724	5,985	5,968
Lease liabilities		1,640	1,640	261	261
Total Debt	21	€12,901	€13,415	€14,528	€14,838
______________________________________________________________________________________________________________________________
(1) Amount excludes receivables measured at FVPL
The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2019, €6,893 million and €7 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2018, €8,145 million and €7 million of notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2019, €3,865 million and €859 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2018, €5,241 million and €988 million of Other Debt was classified within Level 2 and Level 3, respectively.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs. At December 31, 2019, €1,640 million of Lease liabilities were classified within Level 3, of which €75 million were previously classified within Level 2. At December 31, 2018, €75 million and €186 million of Lease liabilities were classified within Level 2 and Level 3, respectively.

24.	Related party transactions
In accordance with IAS 24 - Related Party Disclosures, the related parties of the Group are determined as those entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to Exor N.V. (the largest shareholder of FCA through its 28.66 percent common shares shareholding interest and 41.74 percent voting power at December 31, 2019), which include Ferrari N.V. and CNH Industrial N.V. (“CNHI”). Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Group, members of the FCA Board of Directors, executives with strategic responsibilities and certain members of their families.
Transactions carried out by the Group with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:

•	the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;

•	the purchase of powertrain systems for light commercial vehicles from CNHI;

•	the sale of powertrain and other components to the companies of CNHI;

•	the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;

•	the sale of vehicles to the leasing and renting subsidiaries of the joint ventures FCA Bank and Koç Fiat Kredi;

•
the sale of engines, other components and production systems to and the purchase of light commercial vehicles from Sevel S.p.A., a 50 percent owned joint operation with Groupe PSA, based in Atessa, Italy;

•	the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;

•	the provision of services and the sale of goods to the GAC FCA JV;

•	the purchase of vehicles from, the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited; and

•	the sale of automotive lighting and automotive components, which was included within discontinued operations, to Ferrari N.V.
The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables, which do not qualify for derecognition under IFRS 9 – Financial Instruments.

The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2019				2018				2017
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€728	€2,086	€9	€—	€926	€2,572	€7	€—	€1,287	€2,779	€9	€—
Sevel S.p.A.	205	1	5	—	402	1	4	—	392	—	5	—
FCA Bank	1,686	23	(19)	52	1,611	28	(21)	56	1,715	26	(20)	36
GAC FCA JV	151	—	(36)	—	419	11	(49)	—	569	—	(105)	—
Fiat India Automobiles Limited	2	—	—	—	2	—	—	—	25	1	—	—
Other	2	—	—	(1)	27	6	(4)	1	35	2	(4)	2
Total joint arrangements	2,774	2,110	(41)	51	3,387	2,618	(63)	57	4,023	2,808	(115)	38
Total associates	17	186	(1)	—	30	229	(2)	(1)	73	52	(3)	(1)
CNHI	357	332	11	—	501	326	6	—	526	329	2	—
Ferrari N.V.	30	144	1	—	64	218	4	—	82	320	1	—
Directors and Key Management	—	—	82	—	—	—	77	—	—	—	114	—
Other	5	—	37	—	2	—	26	—	1	—	26	—
Total CNHI, Ferrari, Directors and other	392	476	131	—	567	544	113	—	609	649	143	—
Total unconsolidated subsidiaries	6	7	4	—	7	8	4	1	61	8	3	1
Total transactions with related parties	€3,189	€2,779	€93	€51	€3,991	€3,399	€52	€57	€4,766	€3,517	€28	€38

Total for the Group	€108,187	€93,164	€6,455	€1,005	€110,412	€95,011	€7,318	€1,056	€105,730	€89,710	€7,177	€1,345
Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2019					2018
	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€18	€171	€39	€—	€—	€11	€176	€40	€—	€—
Sevel S.p.A.	28	—	1	—	13	20	—	2	—	11
FCA Bank	278	139	151	141	181	395	258	232	449	28
GAC FCA JV	62	11	—	—	—	63	22	1	—	—
Fiat India Automobiles Limited	1	—	8	—	—	0	—	6	—	—
Other	—	—	—	—	—	19	1	—	—	—
Total joint arrangements	387	321	199	141	194	508	457	281	449	39
Total associates	45	41	8	—	—	34	33	10	—	—
CNHI	49	87	11	—	—	53	71	12	—	—
Ferrari N.V.	12	49	—	—	—	25	45	3	—	—
Other	4	13	—	—	—	2	2	—	—	—
Total CNHI, Ferrari N.V. and other	65	149	11	—	—	80	118	15	—	—
Total unconsolidated subsidiaries	16	9	1	—	22	17	7	1	—	26
Total originating from related parties	€513	€520	€219	€141	€216	€639	€615	€307	€449	€65

Total for the Group	€9,004	€21,616	€9,214	€151	€12,750	€8,672	€19,229	€9,509	€457	€14,071
______________________________________________________________________________________________________________________________
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 21 Debt.

Commitments and Guarantees
As of December 31, 2019, the Group had a take-or-pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2020	€280
2021	€257
2022	€153
We provided guarantees to FCA Bank related to certain dealer financing arrangements FCA Bank has with dealers. The amount of the guarantees outstanding at December 31, 2019 was approximately €19 million. The fair value of these guarantees is immaterial due to the value of vehicles in the dealers' stock pledged to FCA.
Compensation to Directors and Key Management
The fees of the Directors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	Years ended December 31,
	2019	2018	2017
	(€ thousand)
Directors(1)	€23,050	€18,830	€29,861
Total Compensation	€23,050	€18,830	€29,861
______________________________________________________________________________________________________________________________
(1) Including the notional compensation cost arising from long-term share-based compensation granted to the Chairman, the Chief Executive Officer and the Chief Financial Officer.
Refer to Note 18, Share-based compensation, for information related to the special recognition award granted to the former Chief Executive Officer on April 16, 2015 and the PSU and RSU awards granted to certain key employees.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €59 million for 2019 (€58 million in 2018 and €81 million in 2017), which, in addition to base compensation, included:

•	approximately €30 million in 2019 (approximately €28 million in 2018 and approximately €49 million in 2017) for share-based compensation expense;

•	approximately €6 million in 2019 (approximately €7 million in 2018 and approximately €8 million in 2017) for short-term employee benefits; and

•	approximately €7 million in 2019 (€10 million in 2018 and €9 million in 2017) for pension and similar benefits.

25.	Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2019, the Group had pledged guarantees on the debt or commitments of third parties totaling €8 million (€7 million at December 31, 2018), as well as guarantees of €3 million on related party debt (€3 million at December 31, 2018).

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
The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, non-refundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2019, €45 million (U.S.$50 million) remained in deferred revenue.
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to February 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. The amount was recognized within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2019. The duration of the agreement remains unchanged to February 2023.
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
At December 31, 2019, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €188 million (U.S.$211 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at December 31, 2019.

Arrangements with key suppliers
From time to time and in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2019 were as follows for the Group's continuing operations:

(€ million)
2020	€982
2021	€594
2022	€216
2023	€27
2024	€45
2025 and thereafter	€—
Other commitments, arrangements and contractual rights
Regulatory emission credits
During the year ended December 31, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At December 31, 2019, these agreements represent total commitments of €1.2 billion after fulfillment of commitments during the year ended December 31, 2019 and the reduction in the commitments due to the CAFE civil fine rate (refer to Note 20, Provisions). The purchased credits are expected to be used for compliance years through 2022.
FCA Bank joint venture agreement
On July 19, 2019, FCA and Crédit Agricole Consumer Finance agreed to extend their 50:50 joint venture, FCA Bank, until December 31, 2024. The agreement will be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.
UAW Labor Agreement
In December 2019, the UAW-represented workforce ratified a new four-year collective bargaining agreement that builds on the company’s commitment to grow its U.S. manufacturing operations by providing for total investments of U.S.$9 billion and the creation of 7,900 new or secured jobs. The provisions of the agreement continued certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement, which covers about 49,200 employees, included a ratification bonus of U.S.$9,000 for “Traditional” and “In-progression” employees and U.S.$3,500 for temporary employees, as well as lump-sum payments, both of which are in lieu of further wage increases, totaling U.S.$499 million (€446 million) that were paid to UAW members on December 27, 2019. Lump sum payments made in lieu of future wage increases will be amortized over the contract period.
Italian labor agreement
In March 2019, the Group renewed its labor agreement with Italian trade unions for Italian employees, which had previously expired on December 31, 2018. The agreement is valid for the period 2019-2022 and applies to the Group's 66,000 employees in Italy, primarily providing for a 2 percent annual increase in contractual compensation and an enhancement of the annual performance-based bonus linked to the achievement of productivity and efficiency targets forming part of the World Class Manufacturing (“WCM”) program.

In April 2015, the previous four-year compensation agreement was signed by FCA companies within the automobiles business in Italy. The compensation agreement was subsequently included into the labor agreement and was extended to all FCA companies in Italy on July 7, 2015.
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

A total of €75 million, €72 million and €105 million related to the additional variable elements above was recorded as an expense included within Net profit from continuing operations for the years ended December 31, 2019, 2018 and 2017, respectively.
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
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €5 million and a total of €3 million has been recognized within Provisions related to these obligations as of December 31, 2019 (€160 million and €50 million as of December 31, 2018, respectively). The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Takata Airbag Inflators
Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Emissions Matters
On January 10, 2019, we announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, we continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). We have engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with only a very small number of these remaining plaintiffs. As of December 31, 2019, our best estimate of a probable loss has been included within the provision previously recognized.
In the U.S., we remain subject to diesel emissions-related investigations by the U.S. Securities and Exchange Commission (the “SEC”) and the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We continue to cooperate with these investigations and present FCA’s positions on concerns raised by these governmental authorities. We may also engage in discussions in an effort to reach an appropriate resolution of these investigations. At this time, we cannot predict whether or when any settlement may be reached or the ultimate outcome of these investigations and we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. We are in the process of providing a response to the MIT and engaging with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter and with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles.
The results of the unresolved governmental inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations.  At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
U.S. Sales Reporting Investigations
On July 18, 2016, we confirmed that the SEC had commenced an investigation into our reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the DoJ. These vehicle unit sales reports relate to unit sales volumes primarily by dealers to consumers while we generally recognize revenues based on shipments to dealers and other customers and not on vehicle unit sales to consumers.
On September 27, 2019, the SEC announced the resolution of its investigation which included our agreement to pay an amount that is not material to the Group. We have also cooperated with a DoJ investigation into the same issues, the outcome of which remains uncertain. Any resolution of that matter may involve the payment of penalties and other sanctions. At this time, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss in connection with that investigation.
As previously reported, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits were consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group. On June 5, 2019, the Court granted final approval to this settlement.
National Training Center
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the DoJ has brought charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. Several of the individual defendants have entered guilty pleas and some have claimed in connection with those pleas that they conspired with FCA US in violation of the Taft-Hartley Act. We continue to cooperate with this investigation and are in discussions with the DOJ about a potential resolution of its investigation. The outcome of those discussions is uncertain; however, any resolution may involve the payment of penalties and other sanctions.  At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and is seeking a cease and desist order as well as the posting of a notification with respect to the alleged practices. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM in an effort to force a merger between GM and FCA NV.
We are defending vigorously against this action and, on January 24, 2020, we filed a motion to dismiss all claims. However, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
U.S. Import Duties
Historically, we have paid a 2.5 percent duty on Ram ProMaster City light commercial vehicles imported into the U.S. as passenger vehicles and later converted into cargo vans rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving similar vehicles, the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. In October 2019, the Federal Circuit declined to rehear the case and the competitor announced its intent to appeal the matter to the U.S. Supreme Court.
We believe there are facts that distinguish our case from that of the competitor. However, if CBP prevails against the competitor, it may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

26.	Equity
Share capital
At December 31, 2019, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At December 31, 2019, fully paid-up share capital of FCA amounted to €20 million (€19 million at December 31, 2018) and consisted of 1,567,519,274 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,550,617,563 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2018).
The following table summarizes the changes in the number of outstanding common shares and special voting shares of FCA during the year ended December 31, 2019:

	Common Shares	Special Voting Shares	Total
Balance at January 1, 2019	1,550,617,563	408,941,767	1,959,559,330
Shares issued to Key management	16,901,711	—	16,901,711
Balance at December 31, 2019	1,567,519,274	408,941,767	1,976,461,041

Long Term Incentive Plans
On October 29, 2014, the Board of Directors of FCA (“Board of Directors”) resolved to authorize the issuance of up to a maximum of 90 million common shares under the equity incentive plan and the long-term incentive program which had been adopted before the closing of the 2014 Merger and under which equity awards can be granted to eligible individuals. Any issuance of shares during the period from 2014 to 2018 are subject to the satisfaction of certain performance/retention requirements and any issuances to directors are subject to FCA shareholders' approval (refer to Note 18, Share-based compensation).
On December 19, 2018, the Board of Directors resolved to allocate up to a maximum of 50 million common shares under the 2019 - 2021 LTIP (refer to Note 18, Share-based compensation), under which equity awards can be granted to eligible individuals. Any issuance of shares during the period from 2019 to 2021 is subject to the satisfaction of certain performance and retention requirements and any issuances to directors are subject to FCA shareholders' approval (refer to Note 18, Share-based compensation).
Pursuant to the Articles of Association, the Board of Directors is irrevocably authorized to issue shares (common and special voting shares) and to grant rights to subscribe for shares in the capital of the Company. This authorization is up to a maximum aggregate amount of shares as set out in the Articles of Association, as amended from time to time, and limits or excludes the right of pre-emption with respect to common shares. The Board of Directors' authorization is for a period of five years from October 12, 2014, and expired on October 11, 2019.
On April 12, 2019, the Annual General Meeting of Shareholders (“AGM”) resolved to authorize, under certain conditions, the Board of Directors to issue common and special voting shares, to grant rights to subscribe for common and special voting shares, and to limit or exclude pre-emptive rights for common shares. This authorization is for a period of eighteen months up to and including October 11, 2020, starting from the date on which the current authorization expired, October 12, 2019.
Furthermore, the AGM renewed the existing authorization of the Board of Directors, for a period of eighteen months from the date of the AGM, to repurchase up to a maximum of 10 percent of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.
Other reserves:
Other reserves comprised the following:

•
legal reserves of €14,206 million at December 31, 2019 (€13,842 million at December 31, 2018) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to FCA;

•	capital reserves of €6,034 million at December 31, 2019 (€5,920 million at December 31, 2018);

•	retained earnings, after the separation of the legal reserve, of positive €2,286 million (positive €1,836 million at December 31, 2018); and

•	profit attributable to owners of the parent of €6,622 million for the year ended December 31, 2019 (€3,608 million for the year ended December 31, 2018).

Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31,
	2019	2018	2017
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains on remeasurement of defined benefit plans	€(63)	€317	€(72)
Share of gains/(losses) on remeasurement of defined benefit plans for equity method investees	(5)	—	2
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	6	(4)	14
Items relating to discontinued operations	(9)	1	8
Total Items that will not be reclassified to the Consolidated Income Statement (B1)	(71)	314	(48)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on net investment hedging instruments	—	—	—
Gains/(losses) on cash flow hedging instruments arising during the period	(269)	99	47
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	78	(108)	82
Total Gains/(losses) on cash flow hedging instruments	(191)	(9)	129
Foreign exchange gains/(losses)	268	126	(1,982)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(16)	(77)	(94)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	1	(26)	(27)
Total Share of Other comprehensive (loss)/income for equity method investees	(15)	(103)	(121)
Items relating to discontinued operations	9	(91)	58
Total Items that may be reclassified to the Consolidated Income Statement (B2)	71	(77)	(1,916)

Total Other comprehensive income (B1)+(B2)=(B)	—	237	(1,964)
Tax effect	57	(82)	(30)
Tax effect - discontinued operations	—	1	(1)
Total Other comprehensive income, net of tax	€57	€156	€(1,995)
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

The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2019			2018			2017
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
(Losses)/gains on remeasurement of defined benefit plans	€(63)	€7	€(56)	€317	€(76)	€241	€(72)	€(18)	€(90)
Gains/(Losses) on cash flow hedging instruments	(191)	50	(141)	(9)	(6)	(15)	129	(12)	117
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	6	—	6	(4)	—	(4)	14	—	14
Foreign exchange (losses)/gains	268	—	268	126	—	126	(1,982)	—	(1,982)
Share of Other comprehensive income/(loss) for equity method investees	(20)	—	(20)	(103)	—	(103)	(119)	—	(119)
Items relating to discontinued operations	—	—	—	(90)	1	(89)	66	(1)	65
Total Other comprehensive income	€—	€57	€57	€237	€(81)	€156	€(1,964)	€(31)	€(1,995)
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
Dividends proposed, declared and paid
The Board of Directors intends to recommend to the Annual General Meeting of Shareholders an annual ordinary dividend distribution to holders of FCA common shares of €0.70 per common share (a total distribution of approximately €1.1 billion). The distribution, from the Company's 2019 profits, will be subject to the approval by the Annual General Meeting of Shareholders, which is scheduled to be held on April 16, 2020.
If the dividend proposal is approved by shareholders, FCA common shares will be traded ex-dividend as of April 20, 2020 at the NYSE and the MTA. In compliance with the listing requirements of the NYSE and the MTA, the dividend record date will be April 21, 2020. The payment of the dividend is expected to be on May 5, 2020.
Prior to the 2018 dividend that was declared and paid, no dividends have been declared or paid by FCA in the preceding three years. Proposed dividends on ordinary shares are not recognized as a liability as at December 31, 2019.
On April 12, 2019, the AGM approved the payment of an ordinary annual dividend of €0.65 per common share, equivalent to an aggregate distribution of approximately €1 billion, which was paid on May 2, 2019 to shareholders of record on both MTA and NYSE on April 24, 2019, with an ex-dividend date of April 23, 2019.

On May 2, 2019, FCA announced that its Board of Directors had approved an extraordinary cash distribution of €1.30 per common share, equivalent to a total distribution of approximately €2 billion, paid on May 30, 2019 to shareholders of record on May 21, 2019, with an ex-dividend date of May 20, 2019.
The FCA loyalty voting structure
The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached in addition to the one granted by each FCA common share that they hold. In connection with the 2014 Merger, FCA issued 408,941,767 special voting shares with a nominal value of €0.01 each to those eligible shareholders of Fiat S.p.A. who had elected to participate in the loyalty voting structure upon completion of the 2014 Merger in addition to FCA common shares. In addition, an FCA shareholder may, at any time, elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such an FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares, which is allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economic entitlements, the special voting shares do not impact earnings per share.

27.	Earnings per share
Basic earnings per share
The basic earnings per share for the years ended December 31, 2019, 2018 and 2017 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31,
		2019	2018	2017
Net profit attributable to owners of the parent	million	€6,622	€3,608	€3,491
Weighted average number of shares outstanding	thousand	1,564,114	1,548,439	1,535,988
Basic earnings per share	€	€4.23	€2.33	€2.27

		Years ended December 31,
		2019	2018	2017
Net profit from continuing operations attributable to owners of the parent	million	€2,694	€3,323	€3,281
Weighted average number of shares outstanding	thousand	1,564,114	1,548,439	1,535,988
Basic earnings per share from continuing operations	€	€1.72	€2.15	€2.14

		Years ended December 31,
		2019	2018	2017
Net profit from discontinued operations attributable to owners of the parent	million	€3,928	€285	€210
Weighted average number of shares outstanding	thousand	1,564,114	1,548,439	1,535,988
Basic earnings per share from discontinued operations	€	€2.51	€0.18	€0.14
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2019, 2018 and 2017 (Note 18, Share-based compensation), as determined using the treasury stock method.

For the year ended December 31, 2019, the theoretical effect that would arise if some of the RSU awards granted in 2018 and some of the PSU TSR awards granted in 2019 (refer to Note 18, Share-based compensation) were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the year ended December 31, 2018.
For the year ended December 31, 2017, the theoretical effect that would arise if some of the PSU NI awards granted in 2015 and 2016 and some of the RSU awards granted in 2017 (refer to Note 18, Share-based compensation) were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31,
		2019	2018	2017
Net profit attributable to owners of the parent	million	€6,622	€3,608	€3,491
Weighted average number of shares outstanding	thousand	1,564,114	1,548,439	1,535,988
Number of shares deployable for share-based compensation	thousand	6,736	19,400	20,318
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,570,850	1,567,839	1,556,306
Diluted earnings per share	€	€4.22	€2.30	€2.24

		Years ended December 31,
		2019	2018	2017
Net profit from continuing operations attributable to owners of the parent	million	€2,694	€3,323	€3,281
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,570,850	1,567,839	1,556,306
Diluted earnings per share from continuing operations	€	€1.71	€2.12	€2.11

		Years ended December 31,
		2019	2018	2017
Net profit from discontinued operations attributable to owners of the parent	million	€3,928	€285	€210
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,570,850	1,567,839	1,556,306
Diluted earnings per share from discontinued operations	€	€2.50	€0.18	€0.13

28.	Segment reporting
Reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer (the “chief operating decision maker” as defined under IFRS 8 – Operating Segments) for making strategic decisions, allocating resources and assessing performance and that exceed the quantitative thresholds provided in IFRS 8, or whose information is considered useful for the users of the financial statements. The Group's reportable segments include the four regional mass-market vehicle operating segments (North America, LATAM, APAC and EMEA) and the Maserati global luxury brand operating segment, which are described as follows:

•
North America designs, engineers, develops, manufactures and distributes vehicles. North America mainly earns its revenues from the sale of vehicles under the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brand names and from sales of the related parts and accessories in the United States, Canada, Mexico and Caribbean islands.

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
During 2019, our previously reported “NAFTA” segment was renamed “North America” in response to the expected ratification of the United States–Mexico–Canada Agreement (“USMCA”). Other than the change of name, no other changes were made to the segment.
The results of our Magneti Marelli business were previously reported within the Components segment along with our industrial automation systems design and production business and our cast iron and aluminum components business. Following the classification of Magneti Marelli as a discontinued operation for the years ended December 31, 2019, 2018 and 2017 (refer to Note 3, Scope of consolidation), the remaining activities within Components segment are no longer considered a separate reportable segment as defined by IFRS 8 and are reported within “Other activities” below.
Other activities include the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. Refer to Note 3, Scope of consolidation for detail on the announced sale of Teksid's cast iron automotive components business). In addition, Unallocated items and eliminations include consolidation adjustments, eliminations, as well as costs related to the launch of the Alfa Romeo Giulia platform which were not allocated to the mass-market vehicle segments due to the limited number of shipments. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
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

The following tables summarize selected financial information by segment for the years ended December 31, 2019, 2018 and 2017:

	Mass-Market Vehicles
2019	North America		LATAM		APAC		EMEA		Maserati		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€73,357		€8,461		€2,814		€20,571		€1,603		€3,009		€(1,628)	€108,187
Revenues from transactions with other segments	(20)		(12)		(52)		(105)		(11)		(1,428)		1,628		—
Revenues from third party customers		€73,337		€8,449		€2,762		€20,466		€1,592		€1,581		€—	€108,187

Net profit from continuing operations															€2,700
Tax expense															€1,321
Net financial expenses															€1,005
Adjustments:
Impairment expense and supplier obligations(1)(5)		€98	€		€			€441		€210	€			€793	€1,542
Restructuring costs, net of reversals(2)(5)		€23		€127	€			€(9)		€3	€			€10	€154
Gains on disposal of investments	€		€		€		€		€			€(15)	€		€(15)
Brazilian indirect tax - reversal of liability/recognition of credits(3)	€			€(164)	€		€		€		€		€		€(164)
Other(4)(5)		€45		€4		€(4)		€(7)		€8		€7		€72	€125
Adjusted EBIT		€6,690		€501		€(36)		€(6)		€(199)		€(173)		€(109)	€6,668

Share of profit of equity method investees	€		€			€(126)		€318	€			€15		€1	€208
______________________________________________________________________________________________________________________________
(1) Impairment expense recognized in the year ended December 31, 2019 for EMEA, Maserati and also not allocated to a specific region. Additionally, impairment expense recognized in previous quarters in North America and Maserati, as well as supplier obligations of €6 million in EMEA.
(2) Restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €118 million related to the recognition of provisions for restructuring, partially offset by the reversal of previously recorded provisions, primarily €46 million in EMEA.
(3) Gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 15, Trade and other receivables in the Consolidated Financial Statements).
(4) Other costs, primarily relating to litigation proceedings (refer to Note 25, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements).
(5) During the year ended December 31, 2019 impairment charges of €1,589 million were recorded, classified within Impairment expense and supplier obligations, Restructuring costs, net of reversals and Other above. These comprised €636 million of Property, plant and equipment (refer to Note 11, Property, plant and equipment in the Consolidated Financial Statements included elsewhere in this report) and €953 million of Other intangible assets (refer to Note 10, Other intangible assets in the Consolidated Financial Statements included elsewhere in this report).

	Mass-Market Vehicles
2018	North America		LATAM		APAC		EMEA		Maserati		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€72,384		€8,152		€2,703		€22,815		€2,663		€2,888		€(1,193)	€110,412
Revenues from transactions with other segments	(31)		(10)		(57)		(101)		(18)		(976)		1,193		—
Revenues from third party customers		€72,353		€8,142		€2,646		€22,714		€2,645		€1,912		€—	€110,412

Net profit from continuing operations															€3,330
Tax expense															€778
Net financial expenses															€1,056
Adjustments:
Charge for U.S. diesel emission matters(1)	€		€		€		€		€		€			€748	€748
Impairment expense and supplier obligations(2)		€16		€8		€11		€307	€		€			€11	€353
China inventory impairment(3)	€		€			€129	€		€		€		€		€129
Costs for recall, net of recovery - airbag inflators(4)		€114	€		€		€		€		€		€		€114
U.S. special bonus payment(5)		€109	€		€		€		€			€2	€		€111
Restructuring costs, net of reversals(6)	€			€(28)		€—		€123		€—		€8		€—	€103
Employee benefits settlement losses(7)		€92	€		€		€		€		€		€		€92
Port of Savona (Italy) fire and flood(8)	€			€—		€—		€2		€11		€30		€—	€43
(Recovery of)/costs for recall - contested with supplier(9)		€(50)	€		€		€		€		€		€		€(50)
North America capacity realignment(10)		€(60)		€—		€—		€—		€—		€—	€		€(60)
Brazil indirect tax - reversal of liability/recognition of credits(11)	€			€(54)	€		€		€			€(18)	€		€(72)
Other		€1		€—		€—		€30		€—		€12		€20	€63
Adjusted EBIT		€6,230		€359		€(296)		€406		€151		€(40)		€(72)	€6,738

Share of profit of equity method investees		€—		€—		€(67)		€284		€—		€22		€1	€240
______________________________________________________________________________________________________________________________
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
(5) Special bonus payment of $2,000 to approximately 60,000 employees in North America as a result of the U.S. Tax Cuts and Jobs Act;
(6) Restructuring costs primarily consisting of €123 million in EMEA, partially offset by the reversal of €28 million of previously recorded restructuring costs in LATAM;
(7) Charges arising on settlement of a portion of a supplemental retirement plan and an annuity buyout in North America. Refer to Note 19, Employee benefits liabilities;
(8) Costs in relation to the Port of Savona (Italy) flood and fire;
(9) Recovery of amounts accrued in 2016 in relation to costs for recall contested with a supplier;
(10) Reduction of costs in relation to the North America capacity realignment which were accrued in 2015;
(11) Credits recognized related to indirect taxes in Brazil.

	Mass-Market Vehicles
2017	North America		LATAM		APAC		EMEA		Maserati		Other activities		Unallocated items & eliminations		FCA
	(€ million)
Revenues		€66,094		€8,004		€3,250		€22,700		€4,058		€3,248		€(1,624)	€105,730
Revenues from transactions with other segments	(47)		(10)		(32)		(116)		(21)		(1,398)		1,624		—
Revenues from third party customers		€66,047		€7,994		€3,218		€22,584		€4,037		€1,850		€—	€105,730

Net profit from continuing operations															€3,291
Tax expense															€2,588
Net financial expenses															€1,345
Adjustments:
Reversal of a Brazilian indirect tax liability(1)	€		€		€		€		€		€		€		€(895)
Impairment expense(2)	€			€77	€			€142	€		€		€		€219
Recall campaigns - airbag inflators(3)		€29		€73	€		€		€		€		€		€102
Restructuring costs/(reversal)(4)		€(1)		€75	€		€		€			€11		€1	€86
Deconsolidation of Venezuela(5)	€			€42	€		€		€		€		€		€42
North America capacity realignment(6)		€(38)	€		€		€		€		€		€		€(38)
Tianjin (China) port explosion, net of insurance recoveries(7)	€		€			€(68)	€		€		€		€		€(68)
Gain on disposal of investments(8)	€		€		€		€		€			€(27)		€(49)	€(76)
Other		€(1)	€			€1	€		€			€12		€1	€13
Adjusted EBIT		€5,227		€151		€172		€735		€560		€(98)		€(138)	€6,609

Share of profit of equity method investees		€—		€—		€75		€306		€—		€18		€1	€400
______________________________________________________________________________________________________________________________
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
(6) Income related to adjustments to reserves for the North America capacity realignment plan;
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

	At December 31,
	2019	2018
	(€ million)
North America(1)	€40,097	€35,493
Italy	10,711	11,478
Brazil	4,064	4,125
Poland	684	937
Serbia	495	571
Other countries	1,320	1,456
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	€57,371	€54,060
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment.

29.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2019, Other non-cash items of €1,541 million primarily included €1,589 million impairment expense (refer to Note 2, Basis of preparation - Use of estimates).
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
Operating activities
For the year ended December 31, 2019, net cash from operating activities of €10,462 million was primarily the result of: (i) net profit from continuing operations of €2,700 million adjusted to: (1) to add back €5,445 million for depreciation and amortization expense, (2) €1,589 million of impairments (refer to Note 2, Basis of preparation - Use of estimates), (3) a €864 million change in deferred taxes, (3) a €1,744 million net decrease in provisions, including €0.5 billion of payments for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018, and warranty and incentive payments which exceeded the related accruals in North America, (4) €308 million of cash used by operating activities of discontinued operations and (5) for the positive effect of the change in working capital of €1,869 million, which was primarily driven by (i) an increase of €2,020 million in trade payables primarily in North America, largely due to capital expenditures, (ii) a decrease of €1,017 million in inventories primarily in EMEA and LATAM, which were partially offset by (iii) an increase of €1,268 million in other receivables net of other liabilities and payables, reflecting primarily higher indirect tax receivables in LATAM and lump sum payments of €446 million (U.S.$499 million) made in relation to the ratification of the UAW four-year collective bargaining agreement (refer to Note 25, Guarantees granted, commitments and contingent liabilities).
For the year ended December 31, 2018, net cash from operating activities of €9,948 million was primarily the result of: (i) net profit from continuing operations of €3,330 million adjusted to add back €5,507 million for depreciation and amortization expense; in addition to (ii) a net increase of €842 million in provisions primarily due to a provision of €748 million recognized for costs related to final settlements reached on civil, environmental and consumer claims related to U.S. diesel emissions matters; (iii) an increase of €457 million in net deferred tax assets, mainly due to increased deferred tax liabilities in North America; and (iv) cash flow from operating activities of discontinued operations for €484 million. These positive impacts were partially offset by negative effect of the change in working capital of €1,035 million primarily driven by (a) decrease in trade payables of €1,240 million related to lower production volumes in EMEA in December 2018 compared to the same month in 2017 in addition to lower capital expenditure, (b) decrease in other liabilities and payables net of receivables of €1,213 million mainly as a result of higher indirect tax receivable in LATAM, decreased income tax payable in North America and lower advances from customers in LATAM and EMEA, and (c) decrease in inventories of €1,399 million due to inventory management actions across all the regions.
For the year ended December 31, 2017, net cash from operating activities of €10,385 million was primarily the result of: (i) net profit from continuing operations of €3,291 million adjusted to add back €5,474 million for depreciation and amortization expense, in addition to a net decrease of €1,075 million in deferred tax assets mainly related to LATAM, and other non-cash items of €197 million; (ii) €102 million dividends received mainly from our equity method investments; and (iii) the negative effect of the change in working capital of €458 million primarily driven by (a) €1,596 million increase in inventories related to ramp-up of new models at year end, including the Alfa Romeo Stelvio and the Jeep Wrangler, as well as volume increases in LATAM and Maserati, and (b) increase in trade receivables of €157 million, which were partially offset by (c) increase in trade payables of €937 million primarily related to increased production volumes in North America and LATAM in the fourth quarter of 2017 as compared to the same period in 2016, and (d) a €358 million positive impact from increases in other liabilities, payables and receivables, primarily related to tax payables and higher deferred revenue.

Refer to Note 2, Basis of preparation - Change in accounting policy - IFRIC 23 for detail on the reclassification of the 2018 and 2017 comparatives.
Investing activities
For the year ended December 31, 2019, net cash used in investing activities of €2,985 million was primarily the result of (i) €8,385 million of capital expenditures, including €2,889 million of capitalized development expenditures, and (ii) €155 million of cash flows used by discontinued operations. These were partially offset by (iii) €5,774 million proceeds from the disposal of Magneti Marelli, net of €426 million in cash and cash equivalents held by Magneti Marelli at the time of the disposal, and (iv) a decrease in receivables from financing activities of €336 million, mainly attributable to lower volumes of financing in EMEA partially offset by an increase in LATAM.
For the year ended December 31, 2018, net cash used in investing activities of €6,738 million was primarily the result of (i) €5,392 million of capital expenditures, including €2,079 million of capitalized development expenditures primarily related to North America and EMEA, that supported investments in existing and future products, including investments in electrification and autonomous driving, and (ii) a €676 million net increase in receivables from financing activities primarily related to the increase in the lending portfolio of the financial services activities in LATAM, EMEA and in APAC.
For the year ended December 31, 2017, net cash used in investing activities of €9,296 million was primarily the result of (i) €8,105 million of capital expenditures, including €2,431 million of capitalized development expenditures primarily related to North America and EMEA, that supported investments in existing and future products, including investments in electrification and autonomous driving, and (ii) an €836 million net increase in receivables from financing activities primarily related to the increase in the lending portfolio of the financial services activities of the Group in China and Europe, which were partially offset by (iii) proceeds received of €144 million from the sale of FCA's investment in CNHI, which were recognized in the line Change in securities within the Statement of Cash Flows.
Financing activities
For the year ended December 31, 2019, net cash used in financing activities of €5,827 million resulted primarily from dividends paid of €3,056 million, including the extraordinary dividend of €2,038 million related to the disposal of Magneti Marelli, the repayment of debt in Brazil of €684 million, and the repayment of notes at maturity with a principal amount of €1,480 million that were issued through the MTN Programme.
For the year ended December 31, 2018, net cash used in financing activities of €2,785 million was primarily the result of; (i) the voluntary prepayment in November 2018 of the outstanding principal and accrued interest of U.S.$1,009 million (€893 million) of FCA US's tranche B term loan maturing December 31, 2018 (the “Tranche B Term Loan due 2018”); and (ii) the repayment at maturity of two notes under the Medium Term Note Programme (“MTN Programme”, previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme), one with a principal amount of €1,250 million and one with a principal amount of €600 million.
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

The following is a reconciliation of liabilities arising from financing activities for the year ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018
	(€ million)
Total Debt at January 1(1)	€15,597	€17,971
Add: Derivative (assets)/liabilities and collateral at January 1	(151)	(206)
Total Liabilities from financing activities at January 1	€15,446	€17,765

Cash flows	(3,096)	(2,795)
Foreign exchange effects	9	(226)
Fair value changes	327	(136)
Changes in scope of consolidation	43	(3)
Transfer to (Assets)/Liabilities held for sale	(82)	(177)
Other changes(2)	432	(51)

Total Liabilities from financing activities at December 31	€13,079	€14,377
Less: Derivative (assets)/liabilities and collateral at December 31	178	(151)
Total Debt at December 31	€12,901	€14,528
______________________________________________________________________________________________________________________________
(1) Total debt at January 1, 2019 has been adjusted to include Lease liabilities of €1,069 million from the adoption of IFRS 16. Refer to Note 2., Basis of preparation for additional information on the adoption of IFRS 16.
(2) Other changes above includes €622 million of non-cash movements relating to the recognition of additional lease liabilities in accordance with IFRS during the year ended December 31, 2019.
Interest expense and taxes paid
During the years ended December 31, 2019, 2018 and 2017, the Group paid interest of €860 million and received interest of €325 million, €1,024 million and €308 million, and €1,190 million and €299 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the years ended December 31, 2019, 2018 and 2017, the Group made income tax payments, net of refunds, totaling €341 million, €750 million and €533 million, respectively.
Amounts relating to IFRS 16 recognized in Consolidated Statement of Cash Flows
During the year ended December 31, 2019, the total cash outflow for leases recognized in accordance with IFRS 16 was €381 million, of which €299 million related to cash payments for the principal portion of lease liabilities (recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €82 million related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).

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
Credit risk
Overall, the credit risk regarding the Group’s trade receivables and receivables from financing activities is concentrated mainly in North America, EMEA and LATAM.
The maximum credit risk to which the Group is potentially exposed at December 31, 2019 is represented by the carrying amounts of financial assets in the financial statements as discussed in Note 15, Trade, other receivables and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 25, Guarantees granted, commitments and contingent liabilities.
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
For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2019 and 2018, refer to Note 15, Trade, other receivables and tax receivables.
Even though our current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market funds that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2019 and 2018 which might lead to significant risk of repayment.
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
Details of the repayment structure of the Group’s financial assets and liabilities are provided in Note 15, Trade, other receivables and Tax receivables, Note 22, Other liabilities and Tax liabilities and in Note 21, Debt. Details of the repayment structure of derivative financial instruments are provided in Note 16, Derivative financial assets and liabilities.
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
There have been no substantial changes in 2019 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2019 resulting from a 10 percent change in the exchange rates would have been approximately €991 million (€704 million at December 31, 2018).
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2019, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €68 million (approximately €83 million at December 31, 2018).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2019, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €23 million (€25 million at December 31, 2018).
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
In connection with the commodity price derivative contracts outstanding at December 31, 2019, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €55 million (€91 million at December 31, 2018). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

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

a.
For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 14, Equity to the Company Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at December 31, 2019, the issued share capital of the Company consisted of 1,567,519,274 common shares, representing 79.3 percent of the aggregate issued share capital, and 408,941,767 special voting shares, representing 20.7 percent of the aggregate issued share capital.

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

i.
At the annual general meeting of shareholders held on April 12, 2019, the designation of the Board of Directors as the competent body to issue shares and rights to subscribe for shares and to limit or limit pre-emption rights in connection therewith was extended up to and including October 11, 2020. The authorization to issue common shares and to grant rights to subscribe for common shares is limited to: (i) 10 percent of the issued common shares for general corporate purposes as per the date of the 2019 annual general meeting of shareholders (April 12, 2019), which can be used for any and all purposes, plus (ii) an additional 10 percent of the issued common shares as per such date if the issuance occurs on the occasion of the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors. The authorization to limit or exclude pre-emption rights is limited to the percentages applicable to the authorization to issue common shares and to grant rights to subscribe for common shares. At the same annual general meeting, the Board of Directors was also authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association for a period up to and including October 11, 2020. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. The Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 8 of the Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the 2019 annual general meeting of Shareholders (April 12, 2019) at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be), for a period of 18 months from the date of the 2019 annual general meeting of shareholders (April 12, 2019) and therefore up to and including October 11, 2020.

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

The disclosures set out under f., g. and j. above, are subject to the announcement by the Company, dated December 17, 2019, that the Company and Peugeot S.A. (“Groupe PSA”) signed a binding combination agreement (the “Combination Agreement”) providing for a 50/50 merger of the businesses of the Company and Groupe PSA. The press release is available on the Company's website at: https://www.fcagroup.com/en-US/media_center/fca_press_release/Pages/home.aspx. Completion of the proposed merger is expected to take place in 12-15 months from signing of the Combination Agreement, subject to customary closing conditions. Under the proposed articles of association of the combined company, it is foreseen that no shareholder would have the power to exercise more than 30% of the votes cast at shareholders’ meetings. It is also foreseen that there will be no carryover of existing double voting rights but that new double voting rights will accrue after a three-year holding period after completion of the proposed merger. Furthermore, in connection with the proposed merger, a 3-year lock-up and a 7-year standstill applies with respect to certain shareholdings of certain shareholders, as further set out in the press release referred to above.

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under our significant contractual commitments as of December 31, 2019:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€8,948	€2,197	€3,717	€2,945	€89
Interest on Long-term debt(2)	1,066	383	526	156	1
Lease liabilities(3)	2,146	430	488	417	811
Short-term leases and Low-value assets obligations(4)	79	45	27	7	—
Unconditional minimum purchase obligations(5)	1,864	982	810	72	—
Purchase obligations(6)	3,794	2,837	956	1	—
Pension contribution requirements(7)	75	75	—	—	—
Total	€17,972	€6,949	€6,524	€3,598	€901
______________________________________________________________________________________________________________________________
(1) Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 21, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(2) Amounts include interest payments based on contractual terms and current interest rates on our debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2019.
(3) Lease liabilities consist mainly of industrial buildings and plant, machinery and equipment used in our business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 21, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(4) Short-term leases and Low-value assets mainly relate to leases for commercial and industrial properties, machinery and equipment used in our business. The amounts reported above include the minimum rental and payment commitments due under such leases.
(5) Unconditional minimum purchase obligations relate to our unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages.
(6) Purchase obligations are comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €1,329 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various group companies, in an aggregate amount of approximately €1,255 million, and (iii) commitments to purchase intangible assets relating to regulatory emissions credits for an aggregate amount of approximately €1,210 million.
(7) Pension contribution requirements are based on the estimate of our minimum funding requirements under our funded pension plans. We may elect to make contributions in excess of the minimum funding requirements. The Group contributions to pension plans for 2020 are expected to be €970 million, of which €940 million relate to the U.S. and Canada, with €895 million being discretionary contributions and €45 million will be made to satisfy minimum funding requirements. Our minimum funding requirements after 2020 will depend on several factors, including investment performance and interest rates. Therefore, the above excludes payments beyond 2020, since we cannot predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 19, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for the Group's pension plans and for the Group's unfunded health care and life insurance plans.
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs. We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period of time. The estimated future costs of product warranties are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. We also periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to the vehicles that we sell. In North America, we accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors are accrued at the time when they are probable and reasonably estimable, which typically occurs once it is determined a specific recall campaign is approved and is announced. Estimates of the future costs of all these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate costs of these services and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2019, our product warranty and recall campaigns provision was €6,306 million.

Significant Vehicle Assembly Plants
The following table provides information about our significant vehicle assembly plants as of December 31, 2019, excluding joint ventures, of which the largest by region are Belvidere (U.S.), Betim (Brazil) and Cassino (Italy).
Each of the assembly plants listed below have a covered area of more than 100,000 square meters:

Country	Location
North America
U.S.	Belvidere, Illinois
U.S.	Jefferson North, Michigan
U.S.	Sterling Heights, Michigan
U.S.	Toledo North, Ohio
U.S.	Toledo Supplier Park, Ohio
U.S.	Warren Truck, Michigan
Mexico	Toluca, Estado de México
Mexico	Saltillo Truck, Coahuila
Mexico	Saltillo Van, Coahuila
Canada	Brampton, Ontario
Canada	Windsor, Ontario
LATAM
Brazil	Betim, Minas Gerais
Brazil	Goiana, Pernambuco
Argentina	Cordoba
EMEA
Italy	Cassino
Italy	Melfi
Italy	Pomigliano
Italy	Turin (Mirafiori)
Poland	Tychy
Serbia	Kragujevac

We have three vehicle assembly plants for Maserati in Italy (including two plants owned by FCA Italy), thirteen plants for Comau and six for Teksid, (including four classified as held for sale, refer to Note 3, Scope of consolidation included within the Consolidated financial statements included elsewhere in this report).
In February 2019, the Group announced plans to invest a total of $4.5 billion in five of its existing Michigan plants and to work with the State of Michigan and the City of Detroit on building a new assembly plant within the city limits. The move is expected to increase capacity to meet growing demand for Jeep and Ram brands, including production of two new Jeep branded white-space products, as well as electrified models. The State of Michigan and the City of Detroit have committed to provide various financial incentives, including tax incentives, in connection with these plans.
In September 2019, the Group announced further details on its planned €5 billion investment program for Italy, with investments towards all-new Maserati models to be developed, electrified and produced in Italy at Modena, Cassino and Turin (Mirafiori and Grugliasco). An investment of approximately €800 million was announced for the construction of the new production line for a new Maserati utility vehicle at Cassino, scheduled to open at the end of the first quarter of 2020, with the first pre-series cars expected to roll off the production line by 2021. An investment of €800 million was also announced for the Turin production hub, where the all-new GranTurismo and GranCabrio will be produced.

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
Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2019 and 2018. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2019 and 2018, respectively:

	Years Ended December 31,
(€ thousands)	2019	2018
Audit fees	€16,670	€18,607
Audit-related fees	138	50
Tax fees	54	346
Total	€16,862	€19,003
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
Taxation of Capital Gains
Subject to the discussion of PFIC taxation below, a U.S. Shareholder that sells or otherwise disposes of its FCA common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. Shareholder realizes and the U.S. Shareholder’s tax basis in those shares. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

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

Disposition of Special Voting Shares
The tax treatment of a U.S. Shareholder that has its special voting shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Shareholder would recognize a loss to the extent of the U.S. Shareholder’s basis in its special voting shares, which should equal (i) if the special voting shares were received in connection with the 2014 Merger, the basis allocated to the special voting shares, and (ii) if the special voting shares were received after the requisite holding period on the Loyalty Register, the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Shareholder has held its special voting shares for more than one year. It is also possible that a U.S. Shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead a U.S. Shareholder should increase the basis in its FCA common shares by an amount equal to the basis in its special voting shares. Such basis increase in a U.S. Shareholder’s FCA common shares would decrease the gain, or increase the loss, that a U.S. Shareholder would recognize upon the sale or other taxable disposition of its FCA common shares.
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
Backup Withholding and Information Reporting
Information reporting requirements for a non-corporate U.S. Shareholder, on IRS Form 1099, will apply to:

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
Material Netherlands Tax Consequences
This section describes solely the principal Dutch tax consequences of the acquisition, ownership and disposal of FCA common shares and, if applicable, FCA special voting shares by Non-Resident holders of such shares (as defined below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of FCA common shares and, if applicable, FCA special voting shares. Tax matters are complex and the tax consequences to a particular holder of FCA common shares and, if applicable, FCA special voting shares will depend in part to such holder’s circumstances. Shareholders and any potential investor should consult their own tax advisors regarding the Dutch tax consequences of acquiring, owning and disposing of FCA common shares and, if applicable, FCA special voting shares in their particular circumstances.
Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.
This section also assumes that the board shall control the conduct of the affairs of FCA and shall procure that FCA is organized in accordance with the facts, based upon which the competent authorities of the United Kingdom and The Netherlands have ruled that FCA should be treated as solely resident of the United Kingdom for the application of the tax treaty as concluded between the United Kingdom and The Netherlands. A change in facts and circumstances based upon which the ruling was issued may invalidate the contents of this section, which will not be updated to reflect any such change.
This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this description is based is subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.

Where in this Dutch taxation section reference is made to “a holder of FCA common shares and, if applicable, FCA special voting shares”, that concept includes, without limitation:

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
Please note that this summary does not describe the tax considerations for holders of FCA common shares and, if applicable FCA special voting shares who:

i.
are individuals and derive benefits from FCA common shares and, if applicable FCA special voting shares that are a remuneration or deemed to be a remuneration in connection with past, present or future employment performed in The Netherlands or management activities and functions or membership of a management board (bestuurder) or a supervisory board (commissaris) of a Netherlands resident entity by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001); or

ii.	if for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curacao or Saint Martin.
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
Dividend withholding tax
FCA is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. However, the competent authorities of the United Kingdom and The Netherlands have ruled that FCA is resident of the United Kingdom for the application of the tax treaty as concluded between The Netherlands and the United Kingdom. Consequently, payments made by FCA on the common shares and or the special voting shares to non-resident shareholders may be made free from Dutch dividend withholding tax.
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

2.4	Form of 4.500% Global Security for Exchange Notes due 2020 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
2.5	Form of 5.250% Global Security for Exchange Notes due 2023 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
2.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act

Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Fiat Chrysler Automobiles N.V., have not been filed as exhibits to this Form 20-F. Fiat Chrysler Automobiles N.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Fiat Chrysler Automobiles N.V. and its consolidated subsidiaries.

4.1	Fiat Chrysler Automobiles N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.2	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.3	Combination Agreement, dated as of December 17, 2019, by and between Fiat Chrysler Automobiles N.V. and Peugeot S.A.
4.4	Undertaking Letter, dated December 17, 2019, by and between Exor N.V. and Fiat Chrysler Automobiles N.V.
4.5	Undertaking Letter, dated December 17, 2019, by and among Establissements Peugeot Freres, FFP and Peugeot S.A.
4.6	Undertaking Letter, dated December 17, 2019, by and among Dongfeng Motor Group Company Ltd., Dongfeng Motor (Hong Kong) International Co Ltd. and Peugeot S.A.
4.7	Undertaking Letter, dated December 17, 2019, by and among Bpifrance Participations, Lion Participations and Peugeot S.A.
8.1	Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

FORM 20-F CROSS REFERENCE
The table below sets out the location within the document of the information required by the SEC for annual reports on Form 20-F. The exact location is included in the column “Cross Reference”. The column “Page” refers to the starting page of the section (or sub-section) for reference only.

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	A. Selected Financial Data	Selected Financial Data	10
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	76
Item 4.	Information on the Company
	A. History and Development of the Company	Group Overview	13
		Documents on Display	6
	B. Business Overview	Group Overview	13
		Overview of Our Business	21
		Sales Overview	30
		Results by Segment	61
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	237
		Environmental and Other Regulatory Matters	38
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	184
	D. Property, Plant and Equipment	Property, Plant and Equipment	27
		Significant Vehicle Assembly Plants	266
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	46
		Our Business Plan	20
		Trends, Uncertainties and Opportunities	46
		Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	170
		Non-GAAP Financial Measures	51
	A. Operating Results	Result of Operations	53
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	68
		Note 21 (Debt) to the Consolidated Financial Statements	224
		Note 29 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	253
	C. Research and Development, Patents and Licenses, etc.	Research and Development	22
	D. Trend Information	Trends, Uncertainties and Opportunities	46
	E. Off-Balance Sheet Arrangements	Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	237
	F. Tabular Disclosure of Contractual Obligations	Contractual Obligations	265

Item	Section	Cross Reference	Page
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	237
	G. Safe Harbor	Forward-Looking Statements	8
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	95
		Senior Management	105
	B. Compensation	Remuneration Report	129
		Note 24 (Related party transactions) to the Consolidated Financial Statements	235
	C. Board Practices	The Audit Committee	102
		The Compensation Committee	103
		The Governance and Sustainability Committee	104
	D. Employees	Employees	28
	E. Share Ownership	Directors' Share Ownership	101
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	19
	B. Related Party Transactions	Note 24 (Related party transactions) to the Consolidated Financial Statements	235
		Corporate Reorganisation	14
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	146
		Sales Overview	30
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	237
		Our Share Information	267
	B. Significant Changes	Presentation of Financial and Other Data	7
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	267
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	267
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on FCA Shares	106
	C. Material Contracts	Note 18 (Share-based compensation) to the Consolidated Financial Statements	211
		Note 21 (Debt) to the Consolidated Financial Statements	224
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	237
		Note 26 (Equity) to the Consolidated Financial Statements	243
	D. Exchange Controls	Articles of Association and Information on FCA Shares	106

Item	Section	Cross Reference	Page
	E. Taxation	Taxation	268
	F. Dividends and Paying Agents	Not applicable
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	6
	I. Subsidiary Information	Not applicable
Item 11.	Quantitative and Qualitative Disclosures	Note 30 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	255
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	144
Item 16A.	Audit Committee Financial Expert	The Audit Committee	102
Item 16B.	Code of Ethics	Code of Conduct	122
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	267
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F.	Change in the Registrant's Certifying Accountant	None
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	124
Item 16H.	Mine Safety Disclosure	None
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	146
Item 18.	Financial Statements	Consolidated Financial Statements	146
Item 19.	Exhibits	Exhibits	278

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT CHRYSLER AUTOMOBILES N.V.
(Registrant)

		By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer and Director
Date:	February 25, 2020