Form 20-F
period 2020-12-31
Stellantis N.V.
filed 2021-03-04
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-36675

Stellantis N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Singaporestraat 92-100
Lijnden P7 1175 RA
The Netherlands
Tel. No.: +31 20 3421 707
(Address of Principal Executive Offices)

Giorgio Fossati
Singaporestraat 92-100
Lijnden P7 1175 RA
The Netherlands
Tel. No.: +31 20 3421 707
general.counsel@stellantis.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Shares, par value €0.01	STLA	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,574,714,499 common shares, par value €0.01 per share, and 449,618,514 special voting shares, par value €0.01 per share.
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
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Stellantis N.V.
(formerly Fiat Chrysler Automobiles N.V.)
Annual Report and Form 20-F
for the year ended December 31, 2020

BOARD OF DIRECTORS

Chairman John Elkann

Vice Chairman Robert Peugeot(3)

Chief Executive Officer Carlos Tavares

Directors Andrea Agnelli(1),(3) Henri de Castries(1),(2),(3) Fiona Clare Cicconi(1),(3) Nicolas Dufourcq(1) Ann Frances Godbehere(2) Wan Ling Martello(2),(3) Jacques de Saint-Exupéry Kevin Scott(1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP (AFM annual report filing)(4) EY S.p.A (SEC Form 20-F filing)(4)
________________________________________________________________________________________________________________________________________________
(1) Member of the Governance and Sustainability Committee
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Refer to “About this Report” for additional information relating to these regulatory filings.

BOARD REPORT
INTRODUCTION
About this Report
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V., with Fiat Chrysler Automobiles N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the combined company was renamed Stellantis N.V., the current members of the board of directors were appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination.
In 2021, the merger will be accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA’s management determined that PSA is the acquirer for accounting purposes and as such, the merger will be accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. in subsequent filings will represent the historical financial statements of PSA.
This document, referred to hereafter as the “Annual Report and Form 20-F”, constitutes both the Statutory annual report in accordance with Dutch legal requirements and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, for Stellantis N.V., formerly known as Fiat Chrysler Automobiles N.V., for the year ended December 31, 2020, except as noted below.
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
The Annual Report and Form 20-F is filed with the Netherlands Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”) and unless otherwise stated, all references in this document to “Annual Report” refer to the AFM filing. The following sections have been removed for our Annual Report filing with the AFM:
•FORM 20-F cover page;
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of Internal Control over Financial Reporting for the SEC filing);
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of the PCAOB audit of the financial statements for the SEC filing);
•Exhibits; and
•SIGNATURES.
The Annual Report and Form 20-F and related exhibits are filed with the U.S. Securities and Exchange Commission (“SEC”) and unless otherwise stated, all references in this document to “Form 20-F” refer to the SEC filing. The following sections have been removed for our Form 20-F filing with the SEC:
•MESSAGE FROM THE CHAIRMAN AND THE CEO
•CORPORATE GOVERNANCE - Responsibilities in Respect to the Annual Report;
•NON-FINANCIAL INFORMATION;
•CONTROLS AND PROCEDURES - Statement by the Board of Directors;

•2021 STELLANTIS GUIDANCE;
•FCA N.V. COMPANY FINANCIAL STATEMENTS; and
•Independent auditor’s report (Ernst & Young Accountants LLP in respect of the AFM filing).
Where information included in this report is forward-looking in nature or stated as of or after the merger, such information reflects the facts and circumstances relating to Stellantis N.V. following the merger. Where information included in this report relates to historical operations and results for the year ended December 31, 2020, and prior years, this relates to pre-merger Fiat Chrysler Automobiles N.V. unless specified otherwise.
Additionally, the following sections include summary information in relation to the operations of PSA. This information is not intended to meet the reporting requirements of a Form 20-F or Netherlands Annual Report in respect of the standalone operations of PSA for the year ended December 31, 2020, and has been provided for context only:
•GROUP OVERVIEW
◦Overview of Our Business
▪Design and Manufacturing
▪Research and Development
▪Intellectual Property
▪Property, Plant and Equipment
▪Supply of Raw Materials, Parts and Components
▪Employees
◦Sales Overview
•FINANCIAL OVERVIEW - Liquidity and Capital Resources
•RISK MANAGEMENT - Risk Management
•NON-FINANCIAL INFORMATION
•ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES - Significant Vehicle Assembly Plants
Where information relating to PSA has been presented, this includes the operations of Faurecia S.E. (“Faurecia”), which were included within the continuing operations of PSA as of December 31, 2020. Refer to “Faurecia Distribution” included elsewhere in this report.
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
We also make our periodic reports, as well as other information filed with or furnished to the SEC, available free of charge through our website, at www.stellantis.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this report.

Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “FCA”, “FCA NV” and “FCA Group” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
Presentation of Financial and Other Data
This report includes the consolidated financial statements of FCA as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.
All references in this report to “Euro” and “€” refer to the currency issued by the European Central Bank. The FCA Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).
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
Market and Industry Information
In this report, we include or refer to industry and market data, including market share, ranking and other data, derived from or based upon a variety of official, non-official and internal sources, such as internal surveys and management estimates, market research, publicly available information and industry publications. Market share, ranking and other data contained in this report may also be based on our good faith estimates, our own knowledge and experience and such other sources as may be available. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, different methods used by different sources to collect, assemble, analyze or compute market data, including different definitions of vehicle segments and descriptions and other limitations and uncertainties inherent in any statistical survey of market shares or size. Industry publications and surveys and forecasts generally state that the information contained in such publications, surveys and forecasts has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Although we believe that this information is reliable, we have not independently verified the data from third-party sources. In addition, we typically estimate market share for automobiles and commercial vehicles based on registration data.

In markets where registration data are not available, we calculate our market share based on estimates relating to sales to final customers. Such data may differ from data relating to shipments to our dealers and distributors. While we believe our internal estimates with respect to our industry are reliable, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. The market share data presented in this report represents the best estimates available from the sources indicated as of the date of this report but, in particular as they relate to market share and our future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section Risk Factors in this report.
Cautionary Statements Concerning Forward Looking Statements
Statements contained in this report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:
•our ability to realize the anticipated benefits of the merger, including cost savings, synergies and growth opportunities;
•our ability to attract and retain management personnel and other key employees;
•the fact FCA’s consolidated financial statements and the selected financial information included in this annual report may not be indicative of, and may differ materially from, our future results of operations following the merger;
•business interruptions, including disruptions to the manufacturing and sale of our products and the provision of our services, resulting from the COVID-19 outbreak;
•our ability to maintain vehicle shipment volumes, expand certain of our brands globally and launch products successfully;
•changes in global financial markets, general economic conditions and changes in demand for automotive products, which is subject to cyclicality;
•changes in local economic and political conditions, including as a result of Brexit;
•changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations;
•disruptions arising from political, social and economic instability, or civil unrest;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and automated-driving characteristics;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims, vehicle recalls and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the intense level of competition in the automotive industry, which may increase due to consolidation;
•our ability to accurately forecast demand for our vehicles;

•our ability to provide or arrange for access to adequate financing for our dealers and retail customers;
•our liquidity and ability to access funding to execute our business strategies and improve our business, financial condition and results of operations;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•our ability to realize anticipated benefits from joint venture arrangements in certain emerging markets;
•risks arising from disruptions to our dealers, including as a result of the COVID-19 pandemic;
•disruptions to our supply chain, shortages of raw materials or increases in the cost of raw materials and components used by us;
•developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•exposure to shortfalls in the funding of our defined benefit pension plans; and
•other factors discussed elsewhere in this report.
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
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” in this report.

MANAGEMENT REPORT
COVID-19 update
During the first half of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At March 4, 2021, many of these measures are still in place as certain regions have experienced secondary waves of the pandemic, with increased cases in recent months.
As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect its employees and communities, as well as strengthen FCA’s financial position and limit the impact on FCA’s financial performance.
FCA implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23, 2020; in EMEA, starting with Italy from March 11, 2020; in Maserati beginning March 12, 2020; in North America starting progressively from March 18, 2020; and in LATAM on March 23, 2020. The FCA Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February 2020. These arrangements were structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of FCA’s internal controls and financial reporting systems and processes.
FCA worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permitted, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at the GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. Production restarted in all North American plants by June 1, 2020; in India on May 18, 2020; Latin America by May 20, 2020; on April 27, 2020 production restarted at the Sevel joint operation in Atessa, Italy, increasing progressively at other plants in the EMEA region and achieving pre-COVID shift patterns during the third quarter. Return to work procedures for offices and other facilities were also phased in with continued widespread use of remote working practices.
During 2020, FCA management took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion and securing an additional incremental bridge credit facility of €3.5 billion, structured as a bridge to capital markets, which was available to be drawn beginning in April and then replaced as noted below. In addition, measures were taken to reduce cash outflows, including: a temporary suspension of a significant number of capital expenditure programs, with no programs cancelled; delaying non-essential spending; temporary lay-offs, salary cuts and deferrals; and significant reductions to marketing and other discretionary spend. On April 21, 2020, the FCA Group drew down its €6.25 billion syndicated revolving credit facility, which was then subsequently repaid by December 31, 2020. On June 24, 2020, the FCA Group announced that FCA Italy S.p.A., a wholly owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group had signed a 3-year, €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group. On July 1, 2020, the FCA Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) € 1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion bridge credit facility above, which was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering. Additionally, on September 18, 2020, FCA announced that it entered into an agreement for a €485 million five-year loan with the European Investment Bank (“EIB”) to support production of plug-in hybrid electric (“PHEV”) vehicles, which is in addition to the €300 million facility entered into in March 2020 before the COVID-19 pandemic.

The FCA Group also took actions to support the wider community in the countries in which it operates, including: producing protective masks for healthcare workers and first responders, with over one million shipped worldwide during the first quarter and one hundred million produced in Italy by September; in North America and EMEA working with medical equipment manufacturers to support production of ventilators, other medical equipment and personal protective equipment, such as Siare Engineering International Group (Bologna, Italy); in APAC the FCA Group donated personal protective equipment and vehicles; Maserati provided funding scholarships at medical schools; in LATAM, FCA worked on the creation of two makeshift field hospitals close to our plants in Brazil, with a further 100-bed facility constructed in Argentina, as well as the production of face shields, vehicle fleet support and engineering, and production assistance for the manufacturing and servicing of ventilators.
On March 18, 2020, due to the continued uncertainty of market conditions and regional operating restrictions related to the evolving COVID-19 pandemic, FCA withdrew its FY 2020 Guidance. On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders (“AGM”) scheduled for April 16, 2020 would be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend. Further to the planned 50/50 merger of their businesses announced in December 2019, on May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. and the managing board of Peugeot S.A. announced the decision by each company to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis. The postponed AGM was held on June 26, 2020.
Amendment to the FCA PSA combination agreement
On September 14, 2020, FCA and PSA announced an amendment to the combination agreement entered into in December 2019 in order to address the liquidity impact on the automotive industry of the COVID-19 pandemic while preserving the economic value and fundamental balance of the original agreement. Specifically, the special dividend to be paid to FCA’s shareholders was set at €2.9 billion (previously €5.5 billion) with PSA's 46% stake in Faurecia to be distributed to all Stellantis shareholders promptly after closing following approval by the Stellantis Board and shareholders. As announced on October 28, 2020, FCA and PSA agreed to permit PSA to dispose of, prior to closing, a portion of its interest in Faurecia not to exceed 7 percent of Faurecia's outstanding share capital with the proceeds of this disposal, along with the remainder of PSA’s current 46% stake in Faurecia, to be distributed to all Stellantis shareholders. The amendment was unanimously approved by the Boards of both companies with the strong support of their reference shareholders.
Additionally, it was also agreed that the Boards of both PSA and FCA would consider a potential distribution of €500 million to the shareholders of each company before closing or, alternatively, a distribution of €1 billion to be paid following the closing to all Stellantis shareholders. Refer to Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed special cash distribution to holders of Stellantis common shares.
Refer to the following sections for discussion of the related impacts on the results of FCA and mitigating actions taken to protect its workforce, support FCA’s communities and manage liquidity:
•MANAGEMENT DISCUSSION AND ANALYSIS - FCA Group Results
•MANAGEMENT DISCUSSION AND ANALYSIS - Results by Segment
•MANAGEMENT DISCUSSION AND ANALYSIS - Liquidity and Capital Resources
•Risk Factors
•Consolidated Financial Statements

FCA SELECTED FINANCIAL DATA
The following tables set forth selected historical consolidated financial and other data of FCA and have been derived, in part, from:
•the Consolidated Financial Statements of FCA as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, included elsewhere in this report; and
•the Consolidated Financial Statements of FCA as of December 31, 2018, 2017 and 2016, for the years ended December 31, 2017 and 2016, except for the classification of Magneti Marelli as a discontinued operation as noted below, which are not included in this report.
This data should be read in conjunction with Presentation of Financial and Other Data, Risk Factors, the FINANCIAL OVERVIEW section and the Consolidated Financial Statements and related notes included elsewhere in this report.
Consolidated Income Statement Data

	Years ended December 31,
	2020	2019(1)	2018(1)	2017(1)	2016(1)
	(€ million, except per share amounts)
Net revenues	€86,676	€108,187	€110,412	€105,730	€105,798
Profit before taxes	€1,356	€4,021	€4,108	€5,879	€2,950
Net profit from continuing operations	€24	€2,700	€3,330	€3,291	€1,713
Profit from discontinued operations, net of tax	€—	€3,930	€302	€219	€101
Net profit	€24	€6,630	€3,632	€3,510	€1,814

Net profit/(loss) attributable to:
Owners of the parent	€29	€6,622	€3,608	€3,491	€1,803
Non-controlling interests	€(5)	€8	€24	€19	€11

Earnings per share from continuing operations
Basic earnings per share	€0.02	€1.72	€2.15	€2.14	€1.13
Diluted earnings per share	€0.02	€1.71	€2.12	€2.11	€1.12

Earnings per share from discontinued operations
Basic earnings per share	€—	€2.51	€0.18	€0.14	€0.06
Diluted earnings per share	€—	€2.50	€0.18	€0.13	€0.06

Earnings per share from continuing and discontinued operations
Basic earnings per share	€0.02	€4.23	€2.33	€2.27	€1.19
Diluted earnings per share	€0.02	€4.22	€2.30	€2.24	€1.18

Other Statistical Information (unaudited):
Combined shipments (in thousands of units)(2)	3,435	4,418	4,842	4,740	4,720
Consolidated shipments (in thousands of units)(3)	3,254	4,272	4,655	4,423	4,482
________________________________________________________________________________________________________________________________________________
(1) The operating results of FCA for the years ended December 31, 2019, 2018, 2017 and 2016 exclude Magneti Marelli following the classification of Magneti Marelli as a discontinued operation for the year ended December 31, 2018, and until its deconsolidation on completion of the sale transaction on May 2, 2019; Magneti Marelli operating results were excluded from the FCA Group's continuing operations and are presented as a single line within the Consolidated Income Statement data for the years ended December 31, 2019, 2018, 2017 and 2016 presented above, and until its deconsolidation on completion of the sale transaction on May 2, 2019.
(2) Combined shipments include shipments by the FCA Group's consolidated subsidiaries and unconsolidated joint ventures.
(3) Consolidated shipments only include shipments by the FCA Group's consolidated subsidiaries.

Consolidated Statement of Financial Position Data

	At December 31,
	2020(1)	2019(1,2)	2018(1,2)	2017(1,2)	2016(1,2)
	(€ million, except shares issued data)
Cash and cash equivalents	€23,846	€15,014	€12,450	€12,638	€17,318
Total assets	€99,730	€98,044	€96,873	€96,299	€104,343
Debt	€21,117	€12,901	€14,528	€17,971	€24,048
Total equity	€25,861	€28,675	€24,903	€20,987	€19,353
Equity attributable to owners of the parent	€25,737	€28,537	€24,702	€20,819	€19,168
Non-controlling interests	€124	€138	€201	€168	€185

Share capital	€20	€20	€19	€19	€19

Shares issued (in thousands)
Common(3)	1,574,714	1,567,519	1,550,618	1,540,090	1,527,966
Special Voting(3)	449,619	408,942	408,942	408,942	408,942

Dividends paid, per share(4)
Ordinary dividends paid, per share	€—	€0.65	€—	€—	€—
Extraordinary dividends paid, per share	€—	€1.30	€—	€—	€—
________________________________________________________________________________________________________________________________________________
(1) The assets and liabilities of the cast iron automotive components business of Teksid were classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2020 and at December 31, 2019, while the assets and liabilities of the cast iron automotive components business of Teksid have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2018, 2017 and 2016. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report.
(2) The assets and liabilities of Magneti Marelli were classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018, while the assets and liabilities of Magneti Marelli have not been classified as such within the comparative Consolidated Statements of Financial Position at December 31, 2017 and 2016.
(3) Refer to Note 26, Equity, within the Consolidated Financial Statements included elsewhere in this report.
(4) On March 2, 2021, the Board of Directors resolved to propose to the Annual General Meeting the approval of a special cash distribution of €0.32 per common share (approximately US$0.39, based on the closing spot rate at December 31, 2020) corresponding to a total distribution of approximately €1 billion. Refer to Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail.
In accordance with the combination agreement, on January 4, 2021 FCA declared a conditional special cash distribution of €1.84 per common share (approximately US$2.26 based on the closing spot rate at December 31, 2020) corresponding to a total distribution of approximately €2.9 billion, payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021. The cash distribution was paid on January 29, 2021.
The FCA Board of Directors intended to recommend to the 2020 Annual General Meeting of Shareholders an annual ordinary dividend distribution to holders of FCA common shares of €0.70 (approximately US$0.79, based on the closing spot rate at December 31, 2019) per common share. On May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. announced the decision to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis.

GROUP OVERVIEW
Prior to the completion of the merger, FCA was a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through over a hundred manufacturing facilities and over forty research and development centers. At December 31, 2020, FCA had operations in forty countries and sold its vehicles directly or through distributors and dealers in more than a hundred and thirty countries. FCA designed, engineered, manufactured, distributed and sold vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For its mass-market vehicle brands, FCA centralized design, engineering, development and manufacturing operations, to allow it to efficiently operate on a global scale. FCA historically supported its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, it designed, engineered, manufactured, distributed and sold luxury vehicles under the Maserati brand. FCA made available retail and dealer financing, leasing and rental services through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, FCA historically operated in the components and production systems sectors under the Teksid and Comau brands. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the expected sale of Teksid's cast iron automotive components business. As announced in December 2019, Stellantis will continue work on the separation of its holding in Comau.
In 2020, FCA shipped 3.4 million vehicles (including the FCA Group's unconsolidated joint ventures), resulting in Net revenues of €86.7 billion and Net profit of €24 million, and generated €0.6 billion of Industrial free cash flows (See Non-GAAP Financial Measures). At December 31, 2020, FCA’s available liquidity was €31.4 billion (including €7.3 billion available under undrawn committed credit lines).
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
In 2020, PSA was the second largest car manufacturer in Europe based on the volume of sold vehicles and operated 18 production sites across the world. PSA sold 2.5 million vehicles and generated revenue of €60.7 billion and operating income of €3.1 billion in the fiscal year ended December 31, 2020. PSA designed, engineered, manufactured, distributed and sold vehicles for the mass-market under the Peugeot, Citroën, DS Automobiles, Opel and Vauxhall brands.
History of FCA
Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 and became the parent company of the FCA Group on October 12, 2014.
Fiat S.p.A., the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino on July 11, 1899 in Turin, Italy as an automobile manufacturer. In 1902, Giovanni Agnelli, Fiat S.p.A.’s founder, became the Managing Director of the company.
FCA US LLC, then known as Chrysler Group LLC, (“FCA US”) acquired the principal operating assets of the former Chrysler LLC in 2009 as part of a government-sponsored restructuring of the North American automotive industry. Between 2009 and 2014, Fiat S.p.A. expanded its initial 20 percent ownership interest to 100 percent of the ownership of FCA US and on October 12, 2014, Fiat S.p.A. completed a corporate reorganization resulting in the establishment of FCA NV as the parent company of the FCA Group, with its principal executive offices in the United Kingdom. FCA common shares commenced trading on the Milan Mercato Telematico Azionario (“MTA”) and the New York Stock Exchange (“NYSE”) on October 13, 2014. As a result, FCA NV, as successor of Fiat S.p.A., became the parent company of the FCA Group.
In January 2011, the separation of Fiat S.p.A.'s non-automotive capital goods business was completed with the creation of Fiat Industrial, now known as CNH Industrial N.V.
The spin-off of Ferrari N.V. from the FCA Group was completed in January 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities.

Magneti Marelli Sale
On October 22, 2018, FCA announced a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd, completing the sale on May 2, 2019. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere within this report for additional information.
FCA-PSA Merger
On December 17, 2019, FCA and PSA entered into a combination agreement providing for a merger of their businesses.
On January 16, 2021, PSA merged with and into FCA. By virtue of the merger, FCA issued 1.742 FCA common shares for each outstanding PSA ordinary share and each PSA ordinary share ceased to exist. Each issued and outstanding common share of FCA remained unchanged as one common share in FCA. The surviving entity changed its name to Stellantis N.V. on January 17, 2021, which was the accounting acquisition date for the business combination. Refer to the section “About this report” included elsewhere in this report and Note 31, Subsequent events included within the Consolidated Financial Statements for additional information on the legal and accounting impacts arising from the merger.
Stellantis has sales in more than 130 countries, industrial operations in nearly 30 countries, a strong R&D global footprint and leading market positions in North America, Europe and Latin America.
The principal office of Stellantis is located at Singaporestraat 92-100, Lijnden P7 1175 RA, The Netherlands (telephone number: +31 20 3421 707). Its agent for U.S. federal securities law purposes is Christopher J. Pardi, c/o FCA US LLC, 1000 Chrysler Drive, Auburn Hills, Michigan 48326.
Faurecia Distribution
On January 25, 2021, an extraordinary general meeting of the shareholders was convened in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia (an automotive equipment supplier) and up to €308 million, which are the proceeds received by Peugeot S.A. from the sale of certain ordinary shares of Faurecia in October 2020. The distribution represents the legacy PSA ownership in Faurecia and approximately 39 percent of the share capital of Faurecia. The extraordinary general meeting of shareholders to approve the distribution will be held on March 8, 2021.

Major Shareholders
As of March 3, 2021, the largest shareholders of Stellantis were Exor N.V. (“Exor”) (holding 14.40 percent of the outstanding common shares), Établissements Peugeot Frères (“EPF”) (holding 7.19 percent of the outstanding common shares), Bpifrance Participations S.A. via Lion Participations SAS (“BPI”) (holding 6.18 percent of the outstanding common shares) and Dongfeng Motor Group Company Ltd. and Dongfeng Motor (Hong-Kong) International Co Ltd. (“Dongfeng”) (holding 5.62 percent of the outstanding common shares). As of March 3, 2021, none of these shareholders held any special voting shares of Stellantis.
Upon the effectiveness of the merger, on January 16, 2021, PSA shareholders received 1.742 FCA common shares for each PSA ordinary share held immediately prior to the merger as consideration in connection with the merger, which represented 1,545,220,196 shares. In addition, all special voting shares of FCA held by Exor were repurchased by FCA for no consideration. Therefore, none of our major shareholders held any special voting shares immediately following the merger. Refer to Note 31, Subsequent events included within the Consolidated Financial Statements included elsewhere in this report for additional detail on the merger.
As of March 3, 2021 the share capital of the Company consists of the following: 3,119,934,695 common shares and 208,622 special voting shares are issued and outstanding.
Based on the information in Stellantis’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to Stellantis, the following persons owned, directly or indirectly, in excess of three percent of Stellantis’s capital and/or voting interest as of March 3, 2021:

Stellantis Shareholders	Number of Issued Common Shares(1)	Percentage of Issued Common Shares
Exor(2)	449,410,092	14.40
EPF(3)	224,228,121	7.19
BPI(4)	192,703,907	6.18
Dongfeng(5)	175,283,907	5.62
________________________________________________________________________________________________________________________________________________
(1)Issued shares includes common shares as well as 449,618,714 special voting shares of which 208,622 are owned by shareholders and 449,410,092 are held in treasury by Stellantis N.V. Refer also to Corporate Governance - Articles of Association and Information on Stellantis Shares - Share Capital for additional information.
(2)Exor owns 449,410,092 common shares (12.59 percent of the issued shares).
(3)EPF, through FFP and its subsidiary Maillot I, owns 224,228,121 common shares (6.28 percent of the issued shares)
(4)BPI owns 192,703,907 common shares (5.40 percent of the issued shares). BPI is a joint venture of EPIC Bpifrance (Bpi Groupe) and Caisse des Dépots et Consignations (both holding a 49.3% interest in Bpifrance SA). Caisse des Dépots et Consignations also (directly and indirectly) holds an additional 9.338.752 Stellantis Common Shares, representing an additional 0.30% of the common shares and 0.26% of the issued share capital and voting rights of Stellantis
(5)Dongfeng owns 175,283,907 common shares (4.91 percent of the issued shares). Refer to “Risk Factors - Resales of Stellantis common shares following the merger may cause the market value of Stellantis common shares to decline.” included elsewhere in this report for additional information on the requirement for Dongfeng to sell part of its shareholding.
Based on the information in FCA’s shareholder register and other sources available to us, as of January 4, 2021, approximately 450 million FCA common shares, or approximately 29% percent of the FCA common shares, were held in the United States. As of the same date, approximately 740 record holders of FCA common shares had registered addresses in the United States. In addition, based on the information in PSA’s shareholders register and other sources available to PSA, as of December 31, 2020, approximately 167 million PSA ordinary shares, or approximately 18.6 percent of the PSA ordinary shares, were held in the United States. Information on the portion of Stellantis common shares held in the United States or the number of record holders in the United States as of a date following the merger is not yet available.
Until the date that is three years after closing of the merger, Exor, BPI and EPF are subject to a lock-up in respect of their shareholdings in Stellantis, except that BPI is permitted to reduce its shareholdings by a stake no greater than 2.5 percent of Stellantis common shares. We have agreed to release each such shareholder from its respective lock-up obligation in the event the Board of Directors recommends a transaction in which a person or group would acquire 50 percent or more of the Stellantis common shares (including a merger of Stellantis with or into another entity unless the shareholders of Stellantis immediately prior to the merger are entitled to receive more than the majority of the share capital and voting rights in the surviving entity of the merger).

Expected Merger Synergies
As a result of the merger, we expect that we will achieve significant synergies from the integration of the legacy FCA and PSA businesses, in particular in the following four areas:
•Technology, Platforms and Products. The sharing and convergence of PSA’s and FCA’s respective platforms, modules and systems, along with the optimization of R&D investments, with manufacturing processes and tooling, is expected to create significant efficiencies, in particular, as investments will be amortized over the combined Group production;
•Purchasing. Procurement savings are expected to result from leveraging the Group’s enlarged scale, leading to lower product costs (in particular in respect to electric or high tech components), improved price alignment and broader access to new suppliers;
•Selling, General and Administrative Expenses (“SG&A”). Savings are expected from the integration of functions such as sales and marketing, and the optimization of costs in regions where both FCA and PSA had a well-established presence (i.e., Europe and Latin America); and
•All Other Functions. Synergies are expected from the optimization of other functions, including logistics, where savings are expected from the optimization of logistics for new cars and the effect of the procurement volume increase on FCA’s and PSA’s combined expenditures, as well as supply chain, quality and after-market operations.
We expect that annual industrial synergies at steady state will be more than €5 billion, with approximately 80 percent of synergies expected to be achieved by the end of 2024. Approximately 75 percent of synergies are expected to arise from technology, platform and product convergences and procurement savings, and the remaining approximately 25% of synergies from SG&A and all other functions. Synergy savings are expected to exceed implementation costs within the first year, and the total one-time costs to achieve these synergies is currently estimated at approximately €4 billion.

Overview of Our Business
FCA’s activities during the year ended December 31, 2020, were carried out through the following five reportable segments:
(i)North America: FCA’s operations to support the distribution and sale of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands, primarily under the Jeep, Ram, Dodge, Chrysler, Fiat, Alfa Romeo and Abarth brands;
(ii)LATAM: FCA’s operations to support the distribution and sale of mass-market vehicles in South and Central America, primarily under the Fiat, Jeep, Dodge and Ram brands, with the largest focus of its business in Brazil and Argentina;
(iii)APAC: FCA’s operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, India, Australia and South Korea) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Fiat, Alfa Romeo, Abarth, Fiat Professional, Ram and Chrysler brands;
(iv)EMEA: FCA’s operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 27 members of the European Union, the UK and the members of the European Free Trade Association), the Middle East and Africa, primarily under the Fiat, Fiat Professional, Jeep, Alfa Romeo, Lancia, Abarth, Ram and Dodge brands; and
(v)Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
FCA also owned or held interests in companies operating in other activities and businesses. These activities were grouped under “Other Activities”, which primarily consisted of FCA’s industrial automation systems design and production business, under the Comau brand name, and its cast iron and aluminum business, which produced cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads and engine blocks, under the Teksid brand name, as well as companies that provided services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the FCA Group, and managed central treasury activities. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the announced sale of Teksid's cast iron automotive components business.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
During the year ended December 31, 2020, PSA’s business was organized into three main divisions:
•the automotive division, covered the design, manufacture and sale of passenger vehicles and light commercial vehicles under the Peugeot, Citroën and DS brands (collectively, “PCD”), and Opel and Vauxhall brands (collectively, “OV”), as well as after-sales, maintenance, repair and spare parts operations;
•the automotive equipment division, which corresponded to the operations of the Faurecia group and comprised four business groups which included interiors (covering instrument panels, door panels and complete cockpits), seating, clean mobility (covering exhaust systems technology) and Clarion Electronics (covering cockpit electronics and low-speed advanced driver assistance systems); and
•the finance division, corresponded to Banque PSA Finance (“BPF”). BPF which operated in 17 countries and provided retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands’ dealer networks. BPF primarily operated through two major partnerships in Europe, with Group Santander Consumer Finance (“Santander”) for the Peugeot, Citroën and DS brands, and with BNP Paribas Personal Finance (“BNP”) for the Opel and Vauxhall brands. BPF is a regulated credit institution overseen by European and French banking regulators, including the European Central Bank and the French Autorité de Contrôle Prudentiel et de Résolution.

PSA’s other activities were reported under “Other Businesses”, which mainly included the activities of PSA’s holding company, Peugeot S.A., PSA’s 25 percent interest in the GEFCO Group, an automotive logistics and supply chain management company and its Free2Move brand, which combines PSA’s connected car and mobility service offerings.
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
Design and Manufacturing
FCA has historically sold mass-market vehicles in the SUV, passenger car, truck and LCV markets. FCA’s SUV and CUV portfolio includes the Jeep Gladiator, Grand Cherokee, Cherokee, Wrangler, Renegade, Compass, Maserati Levante, Dodge Durango, Journey and Alfa Romeo Stelvio. The passenger car product portfolio includes vehicles such as the Fiat 500, Alfa Romeo Giulia, Maserati Quattroporte, Dodge Challenger and Charger, Chrysler 300 and Lancia Ypsilon and minivans such as the Chrysler Pacifica. FCA sold light duty and heavy duty pickup trucks such as the Ram 1500, Ram 2500/3500, the Fiat Toro and Fiat Strada, and chassis cabs such as the all-new Ram 3500/4500/5500. FCA’s LCVs include vans such as the Fiat Professional Doblò, Fiat Professional Ducato and Ram ProMaster. In addition, full electric versions of the Fiat 500 and Fiat Ducato, and PHEV versions of the Chrysler Pacifica, Jeep Commander, Jeep Wrangler, Jeep Compass and Jeep Renegade are also offered.
FCA deployed World Class Manufacturing (“WCM”) principles throughout its manufacturing operations. WCM principles were developed by the WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. FCA was the only Original Equipment Manufacturer (“OEM”) that is a member of the WCM Association. WCM fosters a manufacturing culture that targets improved safety, quality and efficiency, as well as the elimination of all types of waste. Unlike some other advanced manufacturing programs, WCM is designed to prioritize issues, focus on those initiatives believed likely to yield the most significant savings and improvements, and direct resources to those initiatives. FCA also offered several types of WCM programs to its suppliers whereby they can learn and incorporate WCM principles into their own operations.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
PSA historically sold mass-market vehicles in the passenger car and LCV markets. PSA’s passenger car product portfolio included vehicles such as Peugeot 108, 208, 308, 2008, 3008, 5008, 508 and Citroën C1, C3, C3 Aircross, C4, C4 Cactus, C4 Spacetourer, C5 Aircross, DS 3 Crossback, DS 7 Crossback and Opel Vauxhall Corsa, Astra, Crossland, Grandland, Mokka, Insignia. PSA’s LCVs included vans such as Peugeot Partner, Expert, Boxer, Rifter and Traveller as well as Citroën Berlingo, Jumpy, Jumper and Spacetourer and Opel Vauxhall Combo, Vivaro, Movano and Zafira Life.

Research and Development
FCA historically engaged in research and development activities aimed at improving the design, performance, safety, energy efficiency, reliability, consumer perception and sustainability of its products and services. As of December 31, 2020, FCA operated 44 research and development centers worldwide with a combined headcount of approximately 18 thousand employees supporting its research and development efforts.
With respect to product development, FCA’s recent research initiatives were mainly concentrated in the areas of mobility electrification, automated driving, and connectivity technologies. Significant activity also continued to reduce overall vehicle energy demand, fuel consumption and emissions based on traditional technologies. In particular, fuel consumption and emissions reduction activities were primarily focused on powertrain technologies, including engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels.
Vehicle Energy Demand
Vehicle energy demand-focused research and development recently concentrated on reducing weight, aerodynamic drag, tire rolling resistance, brake drag torque, driveline parasitic losses, heating and air conditioning, and electrical loads. FCA also continued to refine technical solutions and systems aimed at improving energy use according to operating conditions, such as active grille shutters, active front air dams, adjustable height suspension, variable speed fuel pumps, variable displacement air conditioning compressors and high efficiency brushless electric motors for cooling fans.
Powertrain Technologies
Electrified Vehicles Technology
FCA’s suite of electrification technologies included 12 volt engine stop/start, 48 volt mild hybrid, high voltage plug-in hybrid, and full battery electric vehicles. These developments occurred at FCA’s technical centers primarily in Auburn Hills (Michigan, USA), Modena and Turin (Italy). Substantial work was also performed with suppliers and universities located around the globe.
In addition, a fully electric variant of the Fiat 500, the Fiat 500e, launched in October 2020 and is manufactured for the European market at the Mirafiori plant in Turin, Italy. The Fiat 500e is offered in electric ranges of 320 km and 180 km. The Fiat Ducato Electric was also unveiled in 2019 and is expected to be launched in early 2021 in Europe.
In 2020, a new 12-volt BSG 3 cylinder 1.0L naturally-aspirated engine was launched in the Fiat Panda, Fiat 500 and Lancia Ypsilon in Europe. The new Maserati Ghibli mild hybrid launched in September 2020 equipped with a 2.0L turbo with ebooster and 48-volt BSG, the first step in Maserati’s electrification path.
The Chrysler Pacifica plug-in hybrid achieves an efficiency rating of 82 miles per gallon equivalent (“MPGe”), based on U.S. Environmental Protection Agency testing standards and has an approximately 72 percent reduction in CO2 compared to the non-hybrid Chrysler Pacifica. Power to the wheels is supplied via a 16 kWh battery through the hybrid electric drive system, which is comprised of a specially adapted version of the award winning Pentastar 3.6L V-6 engine and the eFlite hybrid transmission.
At the 2019 Geneva International Motor Show, FCA presented plug-in hybrid variants of the Jeep Renegade and Jeep Compass. The electric units are integrated into the new 1.3L turbo gasoline engine to increase efficiency and overall power with the simultaneous action of the internal combustion engine and the electric motor delivering up to 240 hp. The Jeep Renegade and Compass 4xe launched in mid-2020 for the European market, with the ability to travel 0-100 km/h in almost 7.5 seconds and drive up to 50 km on full electric propulsion at zero emission. The Jeep hybrid lineup is expected to be further expanded in early 2021 with the launch of the Jeep Wrangler 4xe for North America, Europe and China markets.
In 2018, FCA launched three applications of mild hybrids using belt starter generator (“BSG”) technology. BSG technology offers improvements in fuel economy and a reduction in CO2 emissions. The 48 volt mild hybrid technology is marketed as “eTorque” in the Jeep Wrangler equipped with the 3.6L V-6 engine, and the Ram 1500 5.7L V-8 and 3.6L V-6 applications. The system offers faster and smoother stop/start functionality, a real-time powertrain efficiency optimization manager which balances motor and engine torque, enhanced and extended fuel shut-off during certain maneuvers, and regenerative braking to recharge the 48 volt battery. The system also delivers significant gains in fuel economy.

The development of a Battery Hub at the Mirafiori plant in Turin, Italy, has begun and is expected to be dedicated to battery assembly and also host prototyping. Furthermore, in the Mirafiori plant area and close to the Battery Hub, a Battery Lab with state-of-the-art equipment for battery testing will be set up and be operational in early 2022.
FCA’s internal research and development activities have also been supplemented via collaboration with academic partners. One such example is a project in partnership with McMaster University (Canada), focused on developing next-generation, energy efficient, high performance, cost effective electrified powertrain components and control systems suitable for a range of vehicle applications. In Italy, a partnership with Polytechnic of Turin is in place, mainly focused on resources training and development of new electrified powertrain components.
Engines
In 2020, FCA continued development of the global small and global medium displacement gasoline engine families to improve fuel economy and emissions, adding new versions to better suit market needs. The global small engine (“GSE”) family includes three and four cylinder naturally aspirated and turbocharged versions. Each engine family features a modular approach using a shared cylinder design, allowing for different engine configurations, displacements, efficiency and power outputs. These engine families have been fully deployed to cover a large range of vehicle applications including features and technologies such as direct fuel injection, downsizing, integrated exhaust manifold, MultiAir variable valve lift, turbocharging, and cooled exhaust gas recirculation. All of these features enable the engine families to be competitive with respect to fuel consumption, performance, weight, noise, vibration and harshness behavior.
In 2020, FCA also developed a new 3.0L V-6 gasoline engine adding turbulent jet ignition (TJI) technology, dramatically increasing power output. A 1.0L GSE three cylinder engine mild hybrid was launched in EMEA in 2020, while a high output supercharged version of the global medium engine T4 was developed to support the Maserati lineup.
Transmissions, Axles and Driveline
In support of global fuel consumption and CO2 requirements, FCA introduced two hybridized transmission systems. The 2020 Jeep Renegade 4xe and Compass 4xe feature two electric motors (engine mounted and replacing the rear axle) and a 6-speed automatic transmission to facilitate seamless transitions between conventional and EV driving modes. In the 2021 Jeep Wrangler 4xe, FCA introduced an 8-speed plug-in hybrid transmission with a compact electric motor with output up to 100 kilowatts and 245 Newton-meters of torque. These products join the dedicated hybrid transmission (the eFlite) used in the Chrysler Pacifica plug-in hybrid and Jeep Commander plug-in hybrid produced by GAC Fiat Chrysler Automobiles Co., FCA’s joint venture with Guangzhou Automobiles Group Co., Ltd in China.
Additionally, FCA continued to investigate technologies to improve the efficiency of its 8 and 9-speed transmissions with lower viscosity automatic transmission fluid, auxiliary electric oil pumps and advanced torque converter designs.
The 6-speed manual transmission for rear-wheel drive applications, introduced on the Jeep Wrangler and Jeep Gladiator, offers optimized ratio spread to allow the engine to operate more efficiently. Industrialization began in 2019 for enhanced and updated variants of FCA’s small and midsize front-wheel drive manual transmissions and high efficiency bearings have been incorporated in updates to midsize front-wheel drive manual transmissions.
The 2021 Ram 1500 TRX introduces a new, larger center section rear axle with electronic locking differential and an upgraded front axle for increased performance and off-road capability. Additionally, upgraded axles and drivelines were provided to support increased power and torque ratings on the Maserati Levante, Ghibli and Quattroporte.
The 2021 Jeep Gladiator introduces an Off-Road Plus software feature to enhance traction performance, allowing the rear axle to lock in 4HI mode and at higher speeds. The 2021 Jeep Wrangler 4xe with hybrid transmission offers a transfer case for improved noise, vibration and harshness. The 2021 Ram Heavy Duty Max Tow offers an upgraded rear axle to support increased torque and payload capability. The 2021 Alfa Romeo Giulia and Stelvio offer new front and rear axle ratios that contribute to reduced CO₂. Additionally, the 2021 Chrysler Pacifica also offers an all-wheel drive option for improved all-weather performance.

Compressed Natural Gas
FCA was historically among the EU-market leaders in compressed natural gas (“CNG”) propulsion. From 1997 to 2020, FCA’s output of CNG-powered vehicles in Europe exceeded 780,000 vehicles.
Automated Driving Technology
In July 2020, FCA announced a second phase of its collaboration with Waymo (formerly the Google self-driving car project). The first phase integrated Waymo’s self-driving technology into the Chrysler Pacifica Hybrid as a development platform for the fully automated fleets that Waymo is operating in several cities around the United States. The second phase is expected to focus on LCVs to explore the potential of Level 4 automation for goods distribution.
FCA has launched “partial automation” vehicle technology with SAE Level 2 capability on the all-new full electric Fiat 500 and Maserati Quattroporte models and includes Mobileye vision technology. Previous versions of this technology had been limited to designated highways, but these vehicles allow the technology to be used on a wider variety of road types. Expanded Level 2 capability is expected to be released on additional vehicles in 2021.
Started with Aptiv in 2018, FCA’s development of an SAE Level 2+ (hands-off the wheel) automated driving system is now testing a fleet of vehicles with this capability with a planned launch in 2021.
A team of FCA engineers has been integrated in an autonomous vehicle development team with BMW in Munich, Germany to work on development of an SAE Level 3 (hands-off the wheel, eyes-off the road) capable automated driving platform. Beginning in 2020, FCA had prototype vehicles running early versions of this system on public roads in Italy and the U.S.
Connectivity
FCA launched cloud-based global connectivity in EMEA and China in 2019 and in North America in 2020. The roll-out is expected to be extended to Latin America in early 2021. This connectivity platform allows software updates to key systems in the vehicle and the addition of new or upgraded features via over-the-air services. The connectivity services leverage a new infotainment system based on the Android operating system. The unit, launched in the all-new full electric Fiat 500 in 2020 in EMEA, supports new connected features in the e-Mobility platform. The Dynamic Range Mapping app determines the maximum distance that can be driven based on the state of the charge and other factors, then overlays an area that can be driven onto the display map. The app also allows viewing of the charging points located nearby and displays a graphic indication of those that can be reached based on current battery charge level.
Maps are kept up to date using over-the-air updates. The My Car service can also check the battery charge of the all-new full electric Fiat 500 remotely. The My Remote app enables customers to schedule vehicle charging for the most convenient time slots, locate the nearest public charging stations, pay directly from their smartphone providing access to a network of 200,000 charging points throughout Europe, find the car’s exact location, lock and unlock the doors, turn the lights on and off, and program the air conditioning system. The same e-Mobility features are expected to be progressively made available for all legacy FCA PHEV and BEV vehicles.
Compliance-focused Initiatives by Region
The regulatory environment outlook across FCA’s four major regions showed continued CO2 reductions, ranging from 25-30 percent between 2019 and 2024. This anticipated regulatory stringency balanced with customer preferences guided research and development for future products and is highlighted below by region and key product segment.
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

U.S. consumers tend to have long commutes and ready access to charging capability at home. FCA planned, by 2022, for more than 5 percent of its overall fleet (including commercial vehicles) to be high voltage electrified powertrain versions, with a focus on plug-in systems, more than 15 percent of the fleet to be equipped with mild hybrid systems and less than 80 percent to retain conventional internal combustion engines. The compliance strategy for the combined company is currently being assessed by Stellantis management.
Canadian CO2 policy largely mirrors U.S. requirements without the separate Corporate Average Fuel Economy (“CAFE”) rules. FCA’s technology plan and mix rates in Canada were consistent with its U.S. plans. Within Canada, British Columbia and Quebec have separate zero emission vehicle (“ZEV”) mandates which FCA expected to meet with a combination of ZEV vehicle sales and purchased credits.
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
Brazilian consumers already widely use ethanol fuel, readily available in the current retail fuel market. FCA expected that Brazilian CO2 fleet reduction targets would be met through 2025 with increased usage and efficiency of its ethanol based engines and without any high voltage electrification. The compliance strategy for the combined company is currently being assessed by Stellantis management.
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
Some large cities provide consumers with license plate incentives for new energy vehicles. Given these incentives can be as high as €12,500 per vehicle, we believe they will be successful in driving the market toward electrification.
From a consumer perspective, China has the highest number of first time car buyers in the world. Since much of the vehicle consumer demographic resides in urban areas, access to public charging is expected to be a critical element to achieving China’s electrified objectives.
FCA’s plan was, by 2022, for more than 18 percent of its overall fleet (including commercial vehicles) to use high voltage electrification, 10 percent of the fleet to be equipped with a mild hybrid system and approximately 72 percent of the fleet to retain conventional internal combustion engines. The compliance strategy for the combined company is currently being assessed by Stellantis management.
In contrast to China, India continues to be a cost sensitive market with a developing infrastructure. As a result, increased regulatory requirements were expected to be met through application of shared conventional technologies while the industry continues to investigate electrification options.
EMEA
Europe represents the most challenging combination of regulatory stringency and consumer price sensitivity. The EU drove a significant reduction in CO2 in 2020, and metropolitan areas are implementing low emission zones in an attempt to improve air quality in city centers. Conventional internal combustion engine applications will likely be restricted, especially with aging vehicles. The CO2 financial penalty structure is very significant.

Many consumers in Europe need reduced cost of vehicle ownership given high fuel prices and pressure on disposable income. As the demand for diesels continues to decrease, we intend to use mild hybrids as a replacement. The region will need to address the development of charging infrastructure so that zero emission vehicles are more convenient for consumers.
As previously announced, FCA introduced electrification technology on several models in 2020 including plug-in hybrid versions of the Jeep Renegade and Jeep Compass, an all-new full battery electric Fiat 500, as well as the inclusion of mild hybrid technology on the Fiat 500, Fiat Panda and Lancia Ypsilon. Maserati also launched a mild hybrid on the Ghibli in 2020. Leasys, a rental services subsidiary of FCA’s joint venture with Crédit Agricole Consumer Finance S.A., is expected to play a meaningful role in supporting these technologies to the market by leveraging its suite of mobility services. The compliance strategy for the combined company is currently being assessed by Stellantis management.
PSA
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
PSA historically focused on innovation and research and development in order to address the challenges faced by the automotive industry, including environmental and safety regulations, emerging mobility trends, networking needs and autonomous driving. PSA aimed to address customers’ expectations, limit the environmental impact of its vehicles by reducing their CO2 and other pollutant emissions and offer additional services, such as connectivity and autonomous driving.
Key areas of focus were clean technologies, optimization of internal combustion engines, new electric powertrains, vehicle optimization, connected cars and self-driving.
During the year ended December 31, 2020, PSA’s global research and development function was structured around five hubs, with around 15 thousand R&D employees.
During the same period, the R&D hub in Europe was comprised of:
•a R&D center in France that served as the main research and development site of PSA and was focused on the design and engineering of vehicles and sub-assemblies, as well as PSA’s core technology strategy, which sought to develop environmentally-friendly vehicles that support the energy transition, and intelligent, connected and autonomous cars to assist drivers.
•a R&D center in Germany that was tasked with developing all new Opel and Vauxhall cars, light commercial vehicles for all of PSA’s brands, fuel-cell vehicle innovations and the next four-cylinder petrol engine generation of PSA.
The R&D hub in Morocco supported R&D projects (such as Citroën AMI) and technologies and contributed to PSA’s growth in the Middle East and Africa region.
The R&D hub in China was responsible for the development of vehicles for sale in the Asian market and contributed to core technologies development, engine adaptation, local integration and industrialization.
The R&D hub in Latin America was dedicated to flex fuel engines, derivative body styles, local integration and manufacturing.
The R&D hub in India focused on developing PSA’s “smart car” program.
Intellectual Property
FCA historically owned a significant number of patents, trade secrets, licenses, trademarks and service marks, including, in particular, the marks of its vehicle and component and production systems brands, which related to its products and services. We expect the number to grow as we continue to pursue technological innovations. We file patent applications in Europe, the U.S. and around the world to protect technology and improvements considered important to our business. No single legacy FCA patent is material to our business as a whole.

Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
PSA historically developed a portfolio of valuable innovations protected by intellectual property rights. While we consider all of the legacy PSA intellectual property to be important, we do not believe that the expiration or termination of any specific subset of such patents, trademarks, design patents or utility model registrations would materially affect our business as a whole.
Property, Plant and Equipment
As of December 31, 2020, FCA operated 109 manufacturing facilities (including vehicle and light commercial vehicle assembly, powertrain and components plants, and excluding joint ventures), of which 28 were located in Italy, 11 in the rest of Europe, 28 in the U.S., 11 in Mexico, 9 in Canada, 13 in Brazil, 2 in Argentina, 3 in China with the remaining plants in various other countries. FCA companies have also historically owned other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of FCA’s property, plant and equipment as of December 31, 2020 was €27.6 billion.
A number of FCA’s manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, were and are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2020, property, plant and equipment reported as pledged as collateral for loans amounted to approximately €1.1 billion, excluding Right-of-use assets (refer to Note 11, Property, plant and equipment).
FCA was not aware of any environmental issues that would materially affect the utilization of FCA’s fixed assets. See Industrial Environmental Control.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
As of December 31, 2020, PSA operated 34 manufacturing facilities, of which 15 were located in France, 15 in the rest of Europe, two in Brazil, one in Argentina and one in Morocco. PSA also owned significant properties, including distribution centers, research laboratories, test tracks, warehouses and office buildings.
In addition, PSA operated several joint ventures for the production of vehicles and for the production of powertrains.
Supply of Raw Materials, Parts and Components
FCA historically purchased a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials, supplies, utilities, logistics and other services from numerous suppliers. The purchase of raw materials, parts and components historically typically accounted for 70-80 percent of total Cost of revenues. Of these purchases, 10-15 percent historically related to the cost of raw materials, including steel, rubber, aluminum, resin, copper, lead, and precious metals (including platinum, palladium and rhodium).

FCA’s historical focus on quality improvement, cost reduction, product innovation and production flexibility required the company to rely upon suppliers with a focus on quality and the ability to provide cost reductions. FCA had value relationships with suppliers, and in recent years, worked to establish closer ties with a significantly reduced number of suppliers by selecting those that enjoy a leading position in the relevant markets. In addition, FCA sourced some of the parts and components for vehicles internally from Teksid. Subsequent to the announced sale of Teksid's cast iron business, Stellantis expects to enter into a long-term supply agreement with the acquirer, Tupy S.A. FCA previously agreed to a multi-year supply agreement with Magneti Marelli in connection with the sale of that business. FCA did not experience any major loss of production as a result of material or parts shortages in recent years, although, like most of its competitors, FCA regularly sourced some of its systems, components, parts, equipment and tooling from a single provider or limited number of providers. However, we are at risk of production delays and lost production should any supplier fail to deliver goods and services on time. For example, a global semiconductor shortage impacted our production volumes in early 2021. See also “Risk Factors - We face risks associated with increases in costs, disruption of supply or shortages of raw materials, parts, components and systems used in our vehicles.” and “Risk Factors - Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of our products and the provision of our services and adversely impact our business.”
Supply of raw materials, parts and components can also be disrupted or interrupted by natural disasters. In such circumstances, FCA historically worked proactively with suppliers to identify material and part shortages and take steps to mitigate their impact by deploying additional personnel, accessing alternative sources of supply and managing its production schedules. FCA also continued to refine processes to identify emerging capacity constraints in the supplier tiers given the ramp up in manufacturing volumes to meet volume targets. Furthermore, FCA continuously monitored supplier performance according to key metrics such as part quality, delivery, performance, financial solvency and sustainability.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
PSA’s automotive division purchases historically included:
•direct material parts: purchases of vehicle parts, mechanical subassemblies and raw materials;
•purchases of spare parts and accessories; and
•indirect machinery and equipment: selling, general and administrative expenses attributable to the automotive division’s purchases and costs related to services, commercial facilities, motorsport, information technology and telecommunications.

Employees
At December 31, 2020, FCA had a total of 189,512 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries), a 1.2 percent decrease from December 31, 2019 and a 4.5 percent decrease over December 31, 2018. The following table provides a breakdown of these employees as of December 31, 2020, 2019 and 2018, indicated by type of contract and region.

	Hourly			Salaried			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	36,162	37,609	40,446	22,315	23,027	24,170	58,477	60,636	64,616
North America(1)	72,773	72,667	74,703	22,335	22,954	22,326	95,108	95,621	97,029
Latin America	25,188	24,525	26,004	7,020	7,088	7,062	32,208	31,613	33,066
Asia	204	230	253	3,284	3,413	3,313	3,488	3,643	3,566
Rest of the world	44	46	46	187	193	222	231	239	268
Total	134,371	135,077	141,452	55,141	56,675	57,093	189,512	191,752	198,545
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not FCA’s North America reporting segment.
FCA maintained dialogue with trade unions and employee representatives to achieve consensus-based solutions for responding to different market conditions in each geographic area. We have had no significant instances of labor unrest overall, and no significant local labor actions in the past three years.
In Europe, FCA established a European Works Council (the “EWC”) in 1997 to ensure workers the right to information and consultation as required by European Union regulations applicable to community-scale undertakings. The EWC was established on the basis of an agreement initially signed in 1996 and subsequently revised and amended with a further amendment executed in July 2016. The amendment increased the number of total seats from 20 to 24 so that additional employees from new countries within the scope of the EWC are represented.
The exit of Magneti Marelli from the FCA Group required the composition of the European Works Council (EWC), to be redefined, which was not completed during 2020. At the request of the Trade Unions, an extraordinary meeting was granted on December 18, 2020, in order to guarantee the continuity of information and consultation, especially in view of the merger project between FCA and PSA.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
At December 31, 2020, PSA employed approximately 204,000 employees, out of which approximately 110,000 were employed in the Automotive Division, approximately 3,000 in the Finance Division and approximately 91,000 in the Automotive Equipment Division, under permanent or fixed term contracts, including apprenticeships. Approximately 73 percent of PSA’s employees were based in Europe.
Trade Unions and Collective Bargaining
FCA employees were historically free to join any trade union provided they do so in accordance with local law and the rules of the related trade union. The FCA Group historically recognized and respected the right of its employees to be represented by trade unions or other representatives in accordance with local applicable legislation and practice.
During the year ended December 31, 2020, a large portion of FCA’s workers in Italy, the U.S., Canada and Mexico were represented by trade unions. In addition to the rights granted to all Italian trade unions and workers concerning freedom of association, in the Italian collective labor agreement FCA agreed an additional service by paying the trade union dues on behalf of the employees.
Collective bargaining at various levels resulted in major agreements being reached with trade unions on both wage and employment conditions in several countries. Based on an average figure that includes the Sevel plant (Italy), 87 percent of FCA’s employees worldwide are covered by collective bargaining agreements.

In Italy, substantially all of FCA’s employees were covered by collective bargaining agreements. FCA continued to apply the terms of the company-specific collective labor agreement (CCSL), which was renewed on March 11, 2019 until December 2022 with the Trade Unions FIM-CISL, UILM-UIL, FISMIC, UGLM and AQCFR. The Agreement covered about 52,300 employees and includes:
•the increase in the basic contractual salary of 2 percent per year;
•the strengthening (+1.5 percent) of the annual bonus calculated on the basis of production efficiencies achieved and the plant’s WCM audit status;
•the increase (+0.5 percent) of the contribution paid by the company to supplementary pension fund;
•several further initiatives aimed at increasing the flexibility of working time and new ways of working linked to the technological and organizational evolution of work; and
•a new classification of workers, capable of interpreting the continuous evolution of professional skills.
During the year, also in consideration of the COVID-19 pandemic, new regulations on agile work, introduced by the CCSL renewal, were widely implemented. In April 2020, a Protocol, containing the guidelines for dealing with the health emergency and operating safely in the workplace, was signed with all the Trade Unions. This Protocol was updated several times during the year, in line with the evolution of the pandemic risk.
In December 2019, the UAW-represented workforce ratified a new four-year collective bargaining agreement that builds on the company’s commitment to grow its U.S. manufacturing operations by providing for total investments of U.S.$9 billion and the creation of 7,900 new or secured jobs. The provisions of the agreement continued certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement, which covers about 49,200 employees, included a ratification bonus of U.S.$9,000 for “Traditional” and “In-progression” employees and U.S.$3,500 for temporary employees, as well as lump-sum payments, both of which are in lieu of further wage increases, totaling U.S.$499 million (€446 million) that were paid to UAW members on December 27, 2019. Lump sum payments made in lieu of future wage increases are being amortized over the contract period.
In September 2020, the four-year collective bargaining agreement that was entered into in September 2016 with Unifor in Canada expired. FCA entered into a three-year labor agreement with Unifor in Canada that was ratified on October 19, 2020. The terms of this agreement provides a $7,250 Canadian dollars (“CAD$”) lump sum payment for all active employees, CAD$500 for all eligible temporary part-time employees, up-front lump sum payments of CAD$7,250 to all employees on indefinite layoff and lump sum retirement allowance of CAD$3,625 for employees who retired during 2020. The total ratification bonus of approximately CAD$59 million (€38 million) was paid on November 20, 2020. The agreement covers more than 9,200 employees and expires in October 2023. The lump sum payments, which were made in lieu of future wage increases, are being amortized ratably over three-year contract period.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
PSA historically actively supported employee freedom of association and representation and respected the independence and pluralism of unions at all its facilities. As of December 31, 2020, 98 percent of PSA’s Automotive Division employees were represented by unions or by employee representatives.
As of December 31, 2020, 93 percent of PSA’s Automotive Division employees worldwide were covered by a collective bargaining agreement.
The Global Works Council of PSA was the body bringing together employee representatives of PSA at the global level.
PSA also established a Union-Management Strategy Committee, an international body designed to allow more and earlier involvement of the employee representatives in PSA’s strategy.

Sales Overview
New vehicle sales represented sales of FCA vehicles primarily by dealers and distributors, or, directly by FCA in some cases, to retail customers and fleet customers. Sales included mass-market and luxury vehicles manufactured at FCA plants, as well as vehicles manufactured by joint ventures and third party contract manufacturers and distributed under FCA brands. Sales figures excluded sales of vehicles that FCA contract manufactured for other OEMs. While vehicle sales were illustrative of FCA’s competitive position and the demand for its vehicles, sales were not directly correlated to Net revenues, Cost of revenues or other measures of financial performance in any given period, as such results were primarily driven by vehicle shipments to dealers and distributors. For a discussion of FCA’s shipments, see FINANCIAL OVERVIEW—FCA Shipment Information. The following table shows FCA new vehicle sales by geographic market for the periods presented.

	Years ended December 31,
	2020	2019	2018
	(millions of units)
North America	2.0	2.5	2.5
LATAM	0.5	0.6	0.6
APAC	0.1	0.2	0.2
EMEA	1.1	1.3	1.4
Total Mass-Market Vehicle Brands	3.7	4.6	4.7
Maserati	0.02	0.03	0.04
Total Worldwide	3.8	4.6	4.8
North America
North America Sales and Competition
The following table presents FCA mass-market vehicle sales and estimated market share in the North America segment for the periods presented:

	Years ended December 31,
	2020(1),(2)		2019(1),(2)		2018(1),(2)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	1,821	12.2%	2,204	12.6%	2,235	12.6%
Canada	179	11.6%	223	11.6%	225	11.3%
Mexico and Other	48	5.0%	63	4.7%	74	5.1%
Total	2,048	11.8%	2,490	12.0%	2,534	12.0%
________________________________________________________________________________________________________________________________________________
(1) Certain fleet sales that were accounted for as operating leases are included in vehicle sales.
(2) Estimated market share data presented were based on management’s estimates of industry sales data, which used certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

The following table presents estimated new vehicle market share information for FCA and FCA’s principal competitors in the U.S., historically FCA’s largest market in the North America segment:

	Years ended December 31,
U.S.	2020	2019	2018
Automaker	Percentage of industry
GM	17.1%	16.5%	16.7%
Ford	13.7%	13.8%	14.1%
Toyota	14.2%	13.6%	13.7%
FCA	12.2%	12.6%	12.6%
Honda	9.0%	9.2%	9.1%
Hyundai/Kia	8.2%	7.6%	7.2%
Nissan	6.0%	7.7%	8.4%
Other	19.6%	19.0%	18.2%
Total	100.0%	100.0%	100.0%
U.S. industry sales, including medium and heavy-duty vehicles, increased from 10.6 million units in 2009 to 14.9 million units in 2020. The strong recovery in the automotive sector, from 2009 through 2019, was supported by robust macroeconomic and automotive specific factors, such as growth in per capita disposable income, improved consumer confidence, the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles. The decrease in the 2020 U.S. industry sales was significantly driven by the impacts of COVID-19 on the U.S. automotive industry.
FCA’s vehicle line-up in the North America segment primarily leveraged the brand recognition of the Jeep, Ram, Dodge and Chrysler brands to offer utility vehicles, pickup trucks, cars and minivans under those brands. Vehicle sales and profitability in the North America segment were generally weighted towards larger vehicles such as utility vehicles, trucks and vans, consistent with overall industry sales trends in the North America segment, which have become increasingly weighted towards utility vehicles and trucks in recent years.
The decrease in 2020 sales compared to 2019, resulted primarily from COVID-19 related suspension of production during the first half of 2020, partially offset by the positive performance of the Jeep Gladiator, which was launched during 2019, which despite the impact of COVID-19 saw strong sales for the full year 2020.
North America Distribution
In the North America segment, FCA’s vehicles were sold primarily to dealers in its dealer network for sale to retail consumers and to fleet customers. Fleet sales in the commercial channel were typically more profitable than sales in the government and daily rental channels since they more often involve customized vehicles with more optional features and accessories; however, vehicle orders in the commercial channel were usually smaller in size than the orders made in the daily rental channel. Fleet sales in the government channel were generally more profitable than fleet sales in the daily rental channel primarily due to the mix of products included in each respective channel.
North America Dealer and Customer Financing
In the North America segment, FCA did not have a captive finance company or joint venture and instead relied upon independent financial service providers, including Santander Consumer USA Inc. (“SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, FCA entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA will continue to provide a wide range of wholesale and retail financial services to dealers and retail customers in the U.S., under the Chrysler Capital brand name and covering the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brands.

The SCUSA Agreement has a ten year term expiring in April 2023, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the agreement. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs. SCUSA’s exclusivity rights which will continue to be subject to SCUSA maintaining certain performance standards and price competitiveness based on minimum approval rates and market benchmark rates to be determined through a steering committee process as set out in the SCUSA Agreement.
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to April 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. Refer to Note 25, Guarantees granted, commitments and contingent liabilities, within FCA’s Consolidated Financial Statements included elsewhere in this report.
As of December 31, 2020, SCUSA provided wholesale lines of credit to approximately 8 percent of FCA’s dealers in the U.S., while Ally Financial Inc. (“Ally”) was at 32 percent. For the year ended December 31, 2020, approximately 88 percent of the vehicles purchased by FCA’s U.S. retail customers were financed or leased, of which approximately 53 percent financed or leased through SCUSA (39 percent) and Ally (14 percent). Alfa Romeo brand development within the U.S. was also supported by dealer and retail customer financing with primary financial institutions. Additionally, FCA had arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada and a private label agreement with Inbursa Group in Mexico.
LATAM
LATAM Sales and Competition
The following table presents FCA mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	Years ended December 31,
	2020(1)		2019(1)		2018(1)
LATAM	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	434	22.2%	497	18.7%	434	17.5%
Argentina	49	15.2%	54	12.4%	99	12.8%
Other LATAM	19	2.5%	29	2.7%	33	2.9%
Total	502	16.5%	580	13.9%	566	12.8%
 _______________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented were based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
The following table presents FCA’s mass-market vehicle market share information and FCA’s principal competitors in Brazil, FCA’s largest market in the LATAM segment:

Brazil	Years ended December 31,
	2020(1)	2019(1)	2018(1)
Automaker	Percentage of industry
FCA	22.2%	18.7%	17.5%
GM	17.3%	17.9%	17.6%
Volkswagen	17.0%	15.6%	14.8%
Ford	7.1%	8.2%	9.2%
Other	36.4%	39.6%	40.9%
Total	100.0%	100.0%	100.0%
________________________________________________________________________________________________________________________________________________
(1) FCA’s estimated market share data presented were based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Automotive industry volumes within the countries in which the LATAM segment historically operated decreased 27.3 percent from 2019 to 3.0 million vehicles (cars and light commercial vehicles) in 2020, which was primarily driven by the impact of COVID-19 on the LATAM automotive industry. Overall there was a 26.7 percent decrease in vehicle sales in Brazil, reflecting COVID-19 related impacts partially offset by continued improvement in market conditions during the second half of 2020, and a 26.5 percent decline in vehicle sales in Argentina, reflecting the impact of COVID-19 and the continued economic challenges in Argentina.
The FCA Group's market share in LATAM increased 260 basis points from 13.9 percent to 16.5 percent, primarily reflecting market share growth in Brazil. In Brazil, overall market share increased 350 basis points to 22.2 percent from 18.7 percent while, in Argentina, overall market share increased 280 basis points to 15.2 percent from 12.4 percent in 2019.
FCA’s vehicle line-up in LATAM historically leveraged the brand recognition of Fiat, as well as the relatively urban population of countries like Brazil, and offered vehicles in smaller segments, such as the all-new Fiat Uno as well as the Fiat Mobi, Argo and Cronos. Fiat also led the pickup truck market in Brazil, with the Fiat Strada and all-new Fiat Strada (27.9 percent market share) and the Fiat Toro (18.8 percent market share). Jeep led the SUV segment in Brazil with 20.8 percent market share based on the performance of the Jeep Renegade and the Jeep Compass.
LATAM Distribution
In the LATAM segment, FCA historically entered into multiple dealer agreements with individual dealerships. Outside the major markets of Brazil and Argentina, FCA mainly distributed its vehicles through general distributors.
LATAM Dealer and Customer Financing
In the LATAM segment, FCA provided access to dealer and retail customer financing both through 100 percent owned captive finance companies and also through strategic relationships with financial institutions.
FCA will continue to have two 100 percent owned captive finance companies in the LATAM segment that offered dealer and retail customer financing: Banco Fidis S.A. (“Banco Fidis”) in Brazil and FCA Compañia Financiera S.A. in Argentina. In addition, in Brazil FCA will continue to have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing FCA branded vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil and FCA’s partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, which applied only to FCA’s retail customers purchasing Fiat branded vehicles, Banco Itaù will continue to have exclusivity on FCA’s promotional campaigns and preferential rights on non-promotional financing. FCA will continue to receive commissions in connection with each vehicle financing above a certain threshold. In July 2015, FCA Fiat Chrysler Automoveis Brasil (“FCA Brasil”) and Banco Fidis signed a ten-year partnership contract with Bradesco, one of the leading Brazilian banks, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos finances retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Under this agreement, Bradesco will continue to have exclusivity on promotional campaigns and FCA Brasil promotes Bradesco as FCA Brasil’s official financial partner. Banco Fidis will continue to be in charge of the commercial management of this partnership and received commissions for this partnership agreement and for acting as banking agent, based on profitability and penetration.

APAC
APAC Sales and Competition
The following table presents FCA vehicle sales and market share in the APAC segment:

	Years ended December 31,
	2020(1),(4)		2019(1),(4)		2018(1),(4)
APAC	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)	56	0.3%	92	0.4%	163	0.8%
Japan	24	0.6%	24	0.6%	22	0.5%
India(3)	6	0.2%	12	0.4%	19	0.6%
Australia	8	0.9%	9	0.8%	11	1.0%
South Korea	9	0.5%	10	0.7%	8	0.5%
APAC 5 major Markets	103	0.4%	147	0.5%	223	0.7%
Other APAC	5	—	5	—	5	—
Total	108		152	—	228	—
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented were based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and China Association of Automobile Manufacturers. Effective January 2019, industry data sourced from China Passenger Car Association.
(2) Sales data include vehicles shipped by FCA’s joint venture in China.
(3) India market share is based on wholesale volumes.
(4) Sales reflect retail deliveries. APAC industry reflects aggregate for major markets where the FCA Group competes (China, Australia, Japan, South Korea, and India). Market share is based on retail registrations except, as noted above, in India where market share is based on wholesale volumes.
The automotive industry in the APAC segment has shown a year-over-year decline, with industry sales in the five key markets (China, India, Japan, Australia and South Korea) decreasing by 7.8 percent to 28.8 million. The 2020 decline in the market was primarily due to the impacts of COVID-19 on the automotive industry. Overall for the ten year period in the five key markets in which FCA competes, industry sales have historically increased from 16.1 million in 2009 to 28.8 million in 2020, a compound annual growth rate (“CAGR”) of approximately 5 percent. Industry demand decreased from 2019 to 2020 with decreases in China (6.4 percent), Australia (13.9 percent), India (18.0 percent), and Japan (11.4 percent) partially offset by increases in industry demand in South Korea (6.8 percent).
FCA sold a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although FCA’s smallest mass-market segment by vehicle sales, FCA believed the APAC segment represents a significant growth opportunity and invested in building relationships with key joint venture partners in China and India in order to increase FCA’s presence in the region. In 2010, GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”), FCA’s joint venture with Guangzhou Automobiles Group Co., Ltd., was formed. In 2015, local production was expanded with the production of the Jeep Cherokee and in 2016 the Jeep Renegade and the Jeep Compass. In 2016, the Jeep brand also made its return to India, with the launches of the imported Jeep Wrangler and Jeep Grand Cherokee. In 2017, FCA launched the imported Alfa Romeo Giulia and Alfa Romeo Stelvio in China and local production of the Jeep Compass was launched in the Ranjangaon, India plant. In 2018, FCA launched the Grand Commander in China, a premium seven-seater SUV produced at the GAC FCA JV plant in Changsha, China, with the Jeep Commander PHEV, a 5-passenger plug-in hybrid SUV developed for China, following in 2019. In other parts of the APAC segment, FCA distributed vehicles that were manufactured in the U.S., Europe and India through FCA’s dealers and distributors.
APAC Distribution
In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), FCA sold its vehicles through 100 percent owned subsidiaries or through FCA’s joint venture to local independent dealers. In other markets where FCA did not have a substantial presence, FCA had agreements with general distributors.

APAC Dealer and Customer Financing
In the APAC segment, FCA operated a 100 percent owned captive finance company, FCA Automotive Finance Co., Ltd, which supports FCA sales activities in China on a non-exclusive basis through dealer and retail customer financing. Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
EMEA
EMEA Sales and Competition
The following table presents FCA vehicle sales and market share in the EMEA segment for the periods presented:

	Years ended December 31,
	2020(1),(2),(3)		2019(1),(2),(3)		2018(1),(2),(3)
EMEA	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Italy	380	24.7%	521	24.8%	571	27.3%
Germany	127	4.0%	130	3.3%	155	4.0%
France	85	4.2%	127	4.7%	139	5.3%
Spain	54	5.3%	87	5.9%	97	6.4%
UK	38	1.9%	53	2.0%	62	2.3%
Other Europe	184	4.5%	244	4.7%	252	4.9%
Europe*	868	6.3%	1,162	6.4%	1,276	7.1%
Other EMEA**	216	—	165	—	152	—
Total	1,084	—	1,327	—	1,428	—
________________________________________________________________________________________________________________________________________________
* 27 members of the European Union, and the UK for the periods presented, and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).
** Market share not included in Other EMEA because FCA presence was less than one percent.
(1) Certain fleet sales accounted for as operating leases were included in vehicle sales.
(2) Estimated market share data were presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.
(3) Sale data includes vehicle sales by FCA’s joint venture in Turkey.
The following table summarizes new passenger vehicle market share information and FCA’s principal competitors in Europe, historically FCA’s largest market in the EMEA segment:

	Years ended December 31,
Europe-Passenger Cars	2020(1)	2019(1)	2018(1)
Automaker	Percentage of industry
Volkswagen	25.4%	24.6%	23.9%
PSA	14.4%	15.6%	16.0%
Renault	10.3%	10.5%	10.5%
BMW	7.1%	6.6%	6.6%
Hyundai/Kia	7.0%	6.7%	6.7%
Daimler	6.4%	6.4%	6.2%
FCA(2)	5.9%	6.0%	6.5%
Toyota	5.8%	5.1%	4.9%
Ford	5.5%	6.1%	6.4%
Other	12.2%	12.4%	12.3%
Total	100.0%	100.0%	100.0%
________________________________________________________________________________________________________________________________________________
(1) Including all 27 European Union (EU) Member States (and the UK for the periods presented) and the 4 European Free Trade Association member states, or EFTA member states.
(2) Market share data were presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Maserati within FCA Group for all periods presented.

In 2020, the automotive industry in EU 27+EFTA+UK declined 24.3 percent, with all major markets recording double digit decreases, primarily reflecting the impacts of COVID-19. Despite the decline in the industry demand, the Fiat brand continued its leadership in the European A minicar segment with Fiat 500 and Fiat Panda accounting for 36.0 percent of market share in the segment (up 694 basis points from 2019) with the Fiat 500 remaining segment leader. The Jeep Brand posted sales of more than 125 thousand vehicles, with sales of the Alfa Romeo Brand decreasing in comparison to 2019.
In Europe, FCA’s sales were historically largely weighted to passenger cars, with 39 percent of total vehicle sales in the small car segment for 2020, reflecting demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
EMEA Distribution
In Europe, FCA’s relationship with individual dealer entities may have been represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale.
In Europe, FCA sold its vehicles directly to independent and FCA owned dealer entities located in most European markets, as well as to fleet customers (including government and rental). In other markets in the EMEA segment in which FCA did not have a substantial presence, FCA had agreements with general distributors.
EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing was primarily managed by FCA Bank, FCA’s joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”). FCA Bank operated in Europe, including the five major markets of Italy, France, Germany, Spain and the UK, and provided dealer and retail financing and, within selected countries, also rentals to support the mass-market vehicle brands. FCA Bank provided its services to the Maserati luxury brand, as well as certain other OEMs, including Ferrari. FCA began this joint venture in 2007 and have agreed with Crédit Agricole to extend its term through December 31, 2024, which may be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term.
FCA also operated a joint venture, Koç Fiat Kredi, providing financial services mainly to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to dealer and retail customer financing in those markets.
Maserati
Maserati, a luxury vehicle brand founded in 1914, became part of the FCA Group in 1993. In 2013, the Maserati brand was re-launched by the introduction of the next generation Quattroporte and the introduction of the Ghibli (both luxury four-door sedans), the first in the flagship large sedan segment and the second in the luxury full-size sedan vehicle segment. Maserati’s vehicles also include the GranTurismo, the brand’s first modern two-door, four-seat coupe, also available in a convertible version and the Maserati Levante, the first SUV in Maserati's history.
In July 2020, Maserati debuted the new Ghibli Hybrid. In addition, the brand started production in 2020 of the refreshed versions of the Ghibli, Quattroporte and Levante. On September 9, 2020 and September 10, 2020, Maserati hosted the “MMXX: Time to be Audacious” event in Modena, Italy, to reaffirm its commitment to invest in and elevate the iconic brand. The event started with the world premiere of the all-new Maserati MC20 super sport car, equipped with the new Maserati-built Nettuno engine. A fully electric version of the MC20 will also be available in 2022.

The following table shows the distribution of Maserati sales by geographic regions as a percentage of total sales for each of the years ended December 31, 2020, 2019 and 2018:

	As a percentage of 2020 sales	As a percentage of 2019 sales	As a percentage of 2018 sales
U.S.	30%	31%	32%
China	26%	24%	24%
Europe Top 4 countries(1)	15%	17%	17%
Japan	5%	5%	4%
Other countries	24%	23%	23%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Europe Top 4 Countries by sales are Italy, UK, Germany and Switzerland.
In 2020, a total of 17 thousand Maserati vehicles were sold to retail consumers, a decrease of 35 percent compared to 2019 as a result of reduced sales in China, the U.S., EMEA and other key markets, partially due to lower industry volumes in Maserati relevant segments as a result of COVID-19.
FCA Bank historically provided access to dealer and retail customer financing for Maserati brand vehicles in Europe and FCA’s 100 percent owned captive finance company, FCA Automotive Finance Co. Ltd, provided dealer and retail financing on a non-exclusive basis in China. In other regions, FCA relied on local agreements with financial services providers for the financing of Maserati brand vehicles to dealers and end customers.
PSA
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
The following tables presents PSA vehicle sales in the geographic areas indicated for the periods presented:

Region	2020 volume(1)	%	2019 volume(1)	%	2018 volume(1)	%	2020 vs. 2019 % change	2019 vs. 2018 % change
Europe	1,545,975	61.53	2,083,408	59.88	2,101,963	54.21	(25.80)	(0.88)
Middle East and Africa	144,711	5.76	129,074	3.71	260,009	6.71	12.11	(50.36)
China	45,965	1.83	108,649	3.12	251,701	6.49	(57.69)	(56.83)
Latin America	94,301	3.75	134,645	3.87	174,147	4.49	(29.96)	(22.68)
India and Asia Pacific	32,370	1.29	34,826	1.00	36,780	0.95	(7.05)	(5.31)
Eurasia	16,466	0.66	15,063	0.43	15,108	0.39	9.31	(0.30)
PCD Total	1,879,788	74.82	2,505,665	72.01	2,839,708	73.23	(24.98)	(11.76)
PSA Total	2,512,475	100	3,479,096	100	3,877,765(2)	100	(27.78)	(10.28)
________________________________________________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license.

Region	2020 volume(1)	%	2019 volume(1)	%	2018 volume(1)	%	2020 vs. 2019 % change	2019 vs. 2018 % change
Europe	577,518	22.99	936,321	26.91	1,004,197	25.90	(38.32)	(6.76)
Middle East and Africa	52,408	2.09	35,192	1.01	31,989	0.82	48.92	10.01
China	—	—	—	—	—	—	—	—
Latin America	1,056	0.04	1,094	0.03	1,110	0.03	(3.47)	(1.44)
India and Asia Pacific	382	0.02	248	0.01	581	0.01	54.03	(57.31)
Eurasia	1,323	0.05	576	0.02	180	—	129.69	220
OV Total	632,687	25.18	973,431	27.98	1,038,057	26.77	(35.00)	(6.23)
PSA Total	2,512,475	100	3,479,096	100	3,877,765	100	(27.78)	(10.28)
________________________________________________________________________________________________________________________________________________
(1) Including CKD kits.
Cyclical Nature of the Business
As is typical in the automotive industry, FCA’s vehicle sales were highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result could vary substantially from quarter to quarter and year to year. Retail consumers historically tended to delay the purchase of a new vehicle when disposable income and consumer confidence were low. In addition, FCA’s vehicle production volumes and related revenues could vary from month to month, sometimes due to plant shutdowns, which could occur for several reasons including production changes from one model year to the next and actions to balance vehicle supply and demand fluctuations and also to adjust dealer stock levels appropriately. Plant shutdowns, whether associated with model year changeovers or other factors such as temporary supplier interruptions, could have a negative impact on FCA’s revenues and working capital as FCA continued to pay suppliers under established terms while FCA did not receive proceeds from vehicle sales. Refer to Liquidity and Capital Resources—FCA Liquidity Overview for additional information, including discussion of the impact of the COVID-19 pandemic and the actions taken by FCA in response.
Legal Proceedings
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics including vehicle safety, emissions and fuel economy, competition, tax and securities matters, alleged violations of law, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems), in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. For a further discussion of legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, refer to the description below and to Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report.
FCA
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles.

Emissions Matters
On January 10, 2019, FCA announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which FCA accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, we continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). FCA US has engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with less than 100 of these remaining plaintiffs. As of December 31, 2020, FCA’s best estimate of a probable loss was reflected in the amount previously accrued.
In the U.S., FCA US remains subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. FCA has continued discussions with the DoJ, Criminal Division to determine whether it can reach an appropriate resolution of their investigation as it relates to FCA US, which may involve the payment of penalties and other non-financial sanctions. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, FCA accrued approximately €200 million during the three months ended September 30, 2020 as its best estimate of probable loss with regard to matters under discussion. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”). In September 2020, FCA settled the diesel emissions-related investigation with the U.S. Securities and Exchange Commission (the “SEC”) for an amount that is not material to the FCA Group and which had been accrued during the three months ended June 30, 2020.
FCA also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we are working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
FCA also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for its vehicles, and discussed the KBA reported test results, its emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.

In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present its positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We are cooperating with the investigations. Several FCA companies and its Dutch dealers were recently served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain FCA E5 and E6 diesel vehicles. A similar claim has been announced in the UK but not yet served on the Company. We are also defending a number of individual consumer claims alleging emissions non-compliance of certain of our vehicles in Germany.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. FCA appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other legacy FCA vehicles.
U.S. Sales Reporting Investigations
On September 27, 2019, the SEC announced the resolution of its investigation into FCA’s reporting of vehicle sales to end customers in the U.S. which included its agreement to pay an amount that was not material to the FCA Group. FCA also cooperated with a DoJ investigation into the same issues, the outcome of which remains uncertain. Any resolution of that matter may involve the payment of penalties and other sanctions.
As previously reported, two putative securities class action lawsuits were filed against FCA in the U.S. District Court for the Eastern District of Michigan making allegations with regard to its reporting of vehicle unit sales to end consumers in the U.S. These lawsuits were consolidated into a single action and on October 4, 2018, FCA entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that was not material to the FCA Group. On June 5, 2019, the Court granted final approval to this settlement.
National Training Center
On January 27, 2021, FCA US announced that it reached an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which remains subject to court approval, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the financial statements and which had previously been accrued during the quarter ended September 30, 2020. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.

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
On July 20, 2020, a group of employees in our Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss and the plaintiffs filed a motion for leave to file a second amended complaint on December 13, 2020. On October 16, 2020, a group of current and former employees in FCA’s Trenton Engine Complex filed a lawsuit in U.S. District Court for the Eastern District of Michigan, making similar claims.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA NV.
On July 8, 2020, the court dismissed GM’s lawsuit with prejudice. On August 3, 2020, GM filed a motion requesting that the court amend or alter its judgement, which the court denied. GM has appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit and oral argument on that appeal is scheduled for March 4, 2021. Following dismissal of its Federal court case, GM also filed an action against FCA US and FCA NV in Michigan state court, making substantially the same claims as it made in the federal litigation. On November 24, 2020, FCA US and FCA NV filed a motion for summary disposition in the state court case and GM filed a motion to compel discovery on December 16, 2020. Oral arguments on FCA’s motion for summary disposition and GM’s motion for expedited discovery were held on February 26, 2021 and were adjourned to be continued on March 5, 2021.
Tigershark Engine
Putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions.
PSA
Anticompetitive Practices in the Automotive Equipment Market
The European Commission and the United States Department of Justice (on March 25, 2014), the Competition Commission of South Africa (on November 27, 2014) and the Brazilian competition authority (CADE) (on May 19, 2017) initiated an inquiry covering certain suppliers of emission control systems, including Faurecia, on the basis of allegations of anticompetitive practices in this market involving the exchange of commercially sensitive information between competitors. These investigations have been closed or resolved with respect to Faurecia: the European Commission terminated the investigation on April 28, 2017; an agreement was reached with the CADE on September 5, 2018; in December 2018, the United States Department of Justice informed Faurecia that it was no longer subject to an inquiry; and on May 18, 2020 an agreement was reached with the Competition Commission of South Africa, involving the payment of a non-material settlement amount by Faurecia.

Faurecia has reached agreements, for non-material amounts, with plaintiffs in all three class actions that were filed in the United States District Court for the Eastern District of Michigan against several suppliers of emissions control systems, including Faurecia, alleging anticompetitive practices with respect to exhaust systems. The settlement agreements have been validated by the court.
In Canada, two class actions for similar allegations have been filed. They have been subject to agreements for non-material amounts. These agreements are under validation by the court. All the inquiries that have been initiated are now closed.
Finance
Following an investigation conducted in May 2017 against various financial captives located in Italy, including Banca PSA Italia S.p.A. (and extended to BPF in its capacity as parent company) and Opel Finance S.p.A, aiming for possible exchanges of sensitive information between these captives, notably through professional associations, the Italian competition authority, in early 2019, sentenced all captives, as well as their parent companies, and professional associations for a cumulative amount exceeding €678 million.
BPF, Banca PSA Italia S.p.A. and Opel Finance S.p.A., which were fined approximately €38.5 million, €6 million and €10 million respectively (it being specified that Opel Finance S.p.A. was jointly and severally convicted with General Motors, which was, at the beginning of the proceedings, its parent company), had appealed against this decision.
On November 24, 2020, the court (TAR Lazio in Rome) overturned the Italian competition authority’s decision in its entirety. At the end of December 2020, the Italian competition authority decided to appeal this decision before the Council of State.
Diesel Emissions Investigation and Recalls
In April 2016, the French Directorate General for Competition, Consumer Affairs and Fraud Control (“DGCCRF”) initiated an investigation regarding emissions from diesel engines, including engines used in PSA vehicles. In February 2017, the French Ministry of Economy issued a press release announcing that the DGCCRF referred the case to the prosecutor’s office of Versailles. None of PSA or its employees have been charged with any criminal offence. PSA continues to cooperate with the relevant French judicial authorities and present PSA’s position on any concerns raised during this investigation.
PSA’s subsidiary Opel Automobile GmbH is performing recalls of 95,781 Opel vehicles built by Adam Opel GmbH between 2013 and 2016 to update the emissions control system software to improve real driving emissions. After Opel Automobile GmbH initiated voluntary field campaigns on these vehicles, as agreed with the KBA, the KBA ordered in 2018 that these campaigns be changed into mandatory recalls to update all outstanding vehicles. As of December 31, 2020, more than 78 percent of the vehicles have so far received the software update, and specifically in Germany, more than 96 percent. Opel Automobile GmbH also faces a number of related private lawsuits (not class actions).

Environmental and Other Regulatory Matters
As Stellantis, we engineer, manufacture and sell our products and offer our services around the world, subject to requirements applicable to our products that relate to vehicle emissions, fuel economy, emission control software calibration and on-board diagnostics, as well as those applicable to our manufacturing facilities that relate to stack emissions, the treatment of waste, water and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and the engines that power them must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate end-of-life vehicles (“ELVs”) and the chemical content of our parts). In addition, vehicle safety regulations are becoming increasingly strict.
We believe we are substantially in compliance with the relevant global regulatory requirements affecting our facilities and products taken as a whole, although we may from time to time fail to meet a particular regulatory requirement. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance. Compliance with these requirements involves significant costs and risks. See “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate-Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results. ” and “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate-We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers.”
Automotive Tailpipe Emissions
Numerous laws and regulations place limits on vehicle emissions, including standards on tailpipe exhaust emissions standards and evaporative emissions. These standards govern a category of emissions called “criteria emissions” that does not include greenhouse gases (“GHGs”). Related laws impose requirements on how vehicles’ emission control software is designed to ensure emissions are controlled in all driving conditions, as well as requirements to employ diagnostic software to identify and diagnose problems with emission control components, which if undiagnosed could lead to higher emissions. This diagnostic software is called an on-board diagnostic system (“OBD”).
All global jurisdictions require manufacturers to conduct pre- and post-production vehicle testing to demonstrate compliance with these emissions limits for the useful life of a vehicle as a prerequisite to obtaining emission compliance certification before any vehicle can be sold.
These requirements become more challenging each year, especially in light of increased global scrutiny of diesel emission control software calibration and we expect these emissions and certification requirements will continue to become even more rigorous worldwide.
North America Region
The U.S. Environmental Protection Agency (“EPA”) has established federal Tier 3 emissions standards, and federal law allows the California Air Resource Board (“CARB”) to also establish its Low Emission Vehicle (“LEV”) III emission standards. The stringencies of these parallel federal and state emissions standards are generally aligned.
EPA and CARB both review manufacturers’ emission control software design as part of their emission certification evaluation, whereas EPA has delegated to CARB to administer OBD software requirements.
In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California qualify as zero emission vehicles, such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. Per the EPA’s and NHTSA’s September 2019 (“SAFE 1 Rule”) and April 2020 (“SAFE 2 Rule”) greenhouse gas and fuel economy rulemaking, the SAFE 1 Rule provides that NHTSA’s corporate average fuel economy constitutionally preempts California’s zero emission vehicle (“ZEV”) program. California and other stakeholders have challenged the SAFE 1 and SAFE 2 Rules in federal court.

Federal law further allows other states to adopt CARB’s LEV III criteria emission, GHG and ZEV standards. Thirteen other states currently enforce California’s LEV III standards in lieu of the federal EPA standards, and ten states, as well as the Canadian Provinces of Quebec and British Columbia, have also adopted California’s ZEV requirements.
Manufacturers must comply with EPA’s and CARB’s criteria emission standards at a vehicle-level as well as a sales-weighted fleet level, whereas CARB’s ZEV requirements, to the extent enforceable, are fleet-only standards. For purposes of reporting fleet compliance, both EPA and CARB require that the Group’s U.S. fleet include FCA Italy-produced and Maserati-branded vehicles sold in the U.S.
For a discussion of inquiries into our compliance with certain regulations in the U.S., see Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results.”
LATAM Region
Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow the European procedures, standards and onboard diagnostic requirements described below under —EMEA Region. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment and have been in place since 1988 for passenger cars and light commercial vehicles. The next phase of regulations (PROCONVE L7) is expected to be aligned with fuel efficiency and safety standards in January 2022 and a second step (PROCONVE L8) will come into effect in January 2025 with fleet target limits (US BIN methodology) and real driving emission limits. Argentina has implemented regulations that mirror the European Commission Euro 5 standards for all new vehicles. In Chile, implementation of Euro 6 standards is set for 2022.
APAC Region
China 6 standards were released in 2016 and are required nationwide beginning in January 2021 with China 6a thresholds and by July 2023 with China 6b thresholds. China 6a and 6b have more stringent tailpipe emissions thresholds than Euro 6, implement OBD requirements similar to U.S. OBD and evaporative emission control requirements, and add real driving emissions (“RDE”) and U.S. onboard refueling vapor recovery requirements. Some regions within China implemented China 6b in 2019 such as Shanghai, Guangzhou, Shenzhen, Yangtze River Delta, Pearl River Delta, Chengdu, Chongqing and Tianjin. Beijing implemented China 6b at the beginning of 2020.
South Korea implemented regulations that are similar to California’s LEV III regulations beginning in 2016 and became fully required in 2019 for all gasoline vehicles. Diesel vehicles are required to meet Euro 6 EU emissions requirements. Japan adopted the Worldwide Harmonized Light Vehicle Testing Procedures (“WLTP”) without Extra High phase in 2018 for new models and for all models beginning January 2021. WLTP is a global harmonized standard for regulating greenhouse gas (“GHG”) emissions, non-GHG pollutants, and fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids. India implemented nationwide Bharat Stage VI (“BSVI”) Emission norms (equivalent to Euro 6) beginning April 2020. Stage 2 of BSVI norms (with more stringent OBD limits, RDE and an in-use performance ratio) will be implemented beginning April 2023. In addition, Australia is developing a revised Regulatory Impact Statement to introduce mandatory Euro 6 standards beginning in 2027 while Euro 5 standards are expected to remain in force until that time.

EMEA Region
In Europe, emissions are regulated by the European Commission (“EC”) and the United Nations Economic Commission for Europe (“UNECE”). The EC imposes standardized emission control requirements on vehicles sold in all 27 EU member states, while non-EU countries bound by the “1958 UN Agreement” (an agreement concerning the adoption of uniform technical prescriptions for wheeled vehicles, equipment and parts which can be fitted or used on wheeled vehicles and the conditions for reciprocal recognition of approvals granted on the basis of these prescriptions) apply regulations under the UNECE framework. EU Member States can provide tax incentives for the purchase of vehicles that meet emission standards earlier than the compliance date. As a result, vehicles must meet emission requirements and receive specific approval from an appropriate Member State authority before they can be sold in any EU Member State. These regulatory requirements include random testing of newly assembled vehicles and a manufacturer in-use surveillance program.
Euro 6 emission levels are in effect for all passenger cars and light commercial vehicles and require additional technologies and further increase the cost of diesel engines compared to prior Euro 5 standards. These new technologies have put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EC and are effective for all new passenger cars and light commercial vehicles. In addition to WLTP, the new RDE test procedure to directly assess the regulated emissions of light duty vehicles under real driving conditions is effective. More stringent test requirements related to RDE, as well as requirements relating to On-board Fuel and/or Energy Consumption Monitoring Device for Fuel Consumption Monitoring, is effective for all new passenger cars registered after January 1, 2021 and will become effective for new light commercial vehicles registered after January 1, 2022. For a discussion of inquiries from relevant governmental agencies in the European Union, see Note 25, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits which may lead to further enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers”
Automotive Fuel Economy and Greenhouse Gas Emissions
FCA historically pursued compliance with fuel economy and greenhouse gas regulations in the markets where it operated through the most cost effective combination of developing, manufacturing and selling vehicles with better fuel economy and lower GHG emissions, purchasing compliance credits, and, as allowed by the U.S. federal Corporate Average Fuel Economy (“CAFE”) program, paying regulatory penalties. The cost of each of these components of FCA’s strategy has increased and is expected to continue to increase in the future. The compliance strategy for the combined company is currently being assessed by Stellantis management.
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
In 2012, EPA promulgated its GHG rule under the federal Clean Air Act, which required manufacturers to comply with a similar footprint-based GHG standard, the stringency of which also increases year-over-year through 2025. The GHG rule does not require separate domestic passenger car compliance reporting but, like the CAFE program, light trucks are reported separately from passenger cars. Various flexibilities exist to comply with the two standards, including utilizing advanced technology components and more environmentally friendly refrigerants. A civil fine cannot be paid to achieve compliance with GHG standards. The U.S. issued EPA’s GHG standards and NHTSA’s CAFE fuel economy standards as a joint rule, and in so doing, allowed CARB to enforce its own GHG rule, so long as CARB did not apply a different standard of stringency to EPA’s GHG rule. The CAFE statute specifically preempts states from enforcing a fuel economy rule.

In 2018 EPA and NHTSA were required to conduct a “mid-term review” to evaluate the appropriateness of model year 2022-2025 CAFE/GHG standards (the stringency of which had been established in 2016) as well as the original market- and technology cost consumer tolerance-based assumptions the agencies made as a basis for those standards. This review concluded that those standards were inappropriate, which required the U.S. government to adopt a new Joint Rule with new GHG and CAFE standards. In late 2018, California withdrew its commitment to the federal government that California would enforce its GHG rule to the identical stringency of the prevailing federal rule.
In September 2019, EPA and NHTSA issued the first two parts of a new rule, which the agencies called the Safer Affordable Fuel Efficient Vehicle Rule (the “SAFE Rule”). SAFE Rule Part 1 establishes that due to the significant similarity of the determination of any vehicle’s fuel economy and associated GHG emissions, the CAFE statute preempts California’s GHG and ZEV programs. In a parallel determination, EPA withdrew its permission for CARB to enforce its own GHG and ZEV programs. California and other stakeholders challenged SAFE Part 1 in federal court. FCA and other OEMs formed a coalition, which intervened in this litigation supporting EPA and NHTSA’s position. The coalition subsequently withdrew from the litigation.
In April 2020, EPA and NHTSA issued SAFE Part 2, which established new and much less stringent GHG and CAFE standards. Again, California and other stakeholders challenged SAFE Part 2 in federal court; in this case, FCA and several members of its automotive trade association, the Alliance for Automotive Innovation (the “AAI”), intervened supporting EPA and NHTSA’s position.
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by NHTSA in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s new rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule.
For heavy duty vehicles (>8,500 pound gross vehicle weight rating), the GHG and fuel consumption standard is utility based (payload and towing) and is increasing in stringency through 2027. Similar to passenger cars GHG standards, flexibilities exist to meet the regulation. A civil fine cannot be paid to achieve compliance with heavy duty vehicle GHG standards.
The Canadian and Mexican markets have adopted GHG standards derived from the U.S. government’s footprint-based structure and generally align with its technology-adoption compliance approach.
In 2012, Mexico adopted a fleet average target of 155.1-199.5 grams of CO2 per kilometer. The annual target is based on the footprint of each vehicle and since 2012 the stringency of the annual target has increased annually and will do so until 2025, when it will reach 85-116.7 grams of CO2 per kilometer. The Mexican government has also made available CO2 credits for the use of efficient technologies, including electric vehicles, off-cycle technologies and efficient air conditioning systems.
LATAM Region
In July 2018, the first regulations related to the Rota 2030 Program were enacted in Brazil. Rota 2030 is a long-term program (three cycles of five years each) that replaced the Inovar Auto Program and establishes mandatory requirements for vehicle commercialization in Brazil: (a) adhesion to Vehicle Labeling Program; (b) commitment to achieve a minimum level of energy efficiency; and (c) commitment to achieve a minimum level of structural performance and driver assistance technologies. The regulation for the next phase of Energy Efficiency (CO2/fuel efficiency) beginning in 2022 incorporates three fleets split into passenger, large SUV and light commercial vehicle categories. Among other things, the rule rewards the improvement of sugar cane ethanol combustion efficiency and also recognizes and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycles.
In Argentina, although there is no current mandatory greenhouse gas requirement, the government is in the process of a CO2 standard revision which is expected to be finalized by year end 2021.

APAC Region
In China, Phase IV of the Corporate Average Fuel Consumption (“CAFC”) is currently in place and provides an industry target of 5.0 liters per 100 kilometers by 2020. Each OEM must meet a specific fleet average fuel consumption target related to vehicle weight. The phase-in of this fleet-average requirement began in 2016, with increasing stringency each year through 2020. Additional provisions for Phase IV include meeting a quota for New Energy Vehicles (“NEVs”) credit beginning in 2019. NEVs consist of plug-in electric hybrids, battery electric vehicles, and fuel cell vehicles. Currently, no off-cycle credit flexibilities exist in the China regulation, although credit multipliers are granted for NEVs.
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
Beginning in 2021, China will adopt WLTP for conventional and plug-in hybrid electric vehicles and a unique Chinese test cycle will be applicable to battery electric vehicles in the same year. The 2021-2023 Phase V CAFC and NEV Credit rules have been released by the Chinese government with increasing stringency reaching a target of 4.6 liters per 100 kilometers by 2025. The final management rules for 2024-2025 CAFC and NEV Credits are expected to be issued at a later date.
Additional markets within the APAC region have enacted fuel consumption and GHG targets. For example, India began enforcing phase I CAFC targets (CO2~130gm/km @ 1037 kg) starting in April 2017 with more stringent phase II CAFC targets (CO2~113gm/km @ 1145 kg) beginning in April 2022. South Korea implemented a phase II of CAFE/CO2 standards beginning in 2016. Phase III, with more stringent targets, became effective January 1, 2021. Japan implemented a new fuel economy standard in 2020 that switches from vehicle weight class average to corporate average fuel economy. In Australia, although there is no mandatory GHG standard, the Federal Chamber of Automotive Industries (“FCAI”) member companies implemented a voluntary CO2 target for light vehicles starting in 2020.
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
The EU has also adopted standards for regulating CO2 emissions from light commercial vehicles (“LCVs”). This regulation requires that new LCVs meet a fleet average CO2 target of 147 grams of CO2 per kilometer in 2020 (175g/km until 2019).
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

The quantity of CO2 emissions in 2021 will be affected not only by market evolution (such as the expected reduction of diesel market share), but also by the commercialization of low-emission and electrified vehicles. Finally, according to applicable EU regulations, current pooling arrangements for emissions compliance for passenger cars entered into by FCA are expected to apply in 2021. In 2020, FCA entered into a pooling arrangement for emissions compliance for LCVs with another OEM.
Other countries in the EMEA region outside of the EU perimeter, such as Switzerland and Saudi Arabia, have introduced specific regulations aimed to reduce vehicle CO2 emissions or fuel consumption. The United Kingdom is expected to continue following the EU GHG policy post-Brexit.
Management of end-of-life products
In European markets, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC) (the “EU ELV Directive”), all vehicle manufacturers are required to collect and recycle their own branded vehicles from the vehicles’ last owners or holders, when such cars have reached the end of their lives. The EU has decided to review the EU ELV Directive. The European Automobile Manufacturers Association (Association des Constructeurs Européens d’Automobiles) is currently focusing on defining country-specific best-practice processes for the treatment of ELVs in order to ensure better environmental results.
Vehicle Safety
North America Region
Under U.S. federal law, all vehicles sold in the U.S. must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by NHTSA, and must be certified by their manufacturer as being in compliance with all such standards at the time of the first purchase of the vehicle. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify NHTSA and vehicle owners and provide a remedy at no cost. Moreover, the TREAD Act authorized NHTSA to promulgate regulations requiring Early Warning Reporting (“EWR”). EWR requires manufacturers to provide NHTSA several categories of information, including all claims which involve one or more fatalities or injuries; all incidents of which the manufacturer receives actual notice which involve fatalities or injuries alleged or proven to have been caused by a possible defect in such manufacturer’s motor vehicle or motor vehicle equipment in the U.S.; and all claims involving one or more fatalities in a foreign country when the possible defect is in a motor vehicle or motor vehicle equipment that is identical or substantially similar to a motor vehicle or motor vehicle equipment offered for sale in the U.S., as well as aggregate data on property damage claims from alleged defects in a motor vehicle or in motor vehicle equipment; warranty claims; consumer complaints and field reports about alleged or possible defects. The rules also require reporting of customer satisfaction campaigns, consumer advisories, recalls, or other activity involving the repair or replacement of motor vehicles or items of motor vehicle equipment, even if not safety related.
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
In September 2019, the Alliance of Automobile Manufacturers, Inc. and the Association of Global Automakers, Inc. announced a voluntary commitment from auto manufacturers, including FCA, to introduce technology including a combination of auditory and visual alerts to remind parents and caregivers to check the back seat upon leaving a vehicle to help address the risk of pediatric heatstroke in children left in cars. The commitment is to install such technology in essentially all new cars and trucks by the 2025 model year or sooner.
At times, organizations like NHTSA or the U.S. Insurance Institute of Highway Safety (“IIHS”) issue or reissue safety ratings applicable to vehicles. In October 2019, NHTSA announced a plan to propose significant updates and upgrades to its New Car Assessment Program, also known as the Five-star Safety Ratings Program. The details are not known at this time, but are expected to include new test dummies, changes to the mandatory label, new test procedures and evaluation of new technologies. Depending on the content of the final changes, this set of changes could impact the market competitiveness of the affected vehicles.

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
In November 2020, voters in the State of Massachusetts passed a ballot initiative appearing to conflict with NHTSA cybersecurity guidelines and may require manufacturers to disable or compromise some of the cybersecurity measures they have put in place. The complete effects of this new law are still under review. In the meantime, the AAI, an association to which FCA belongs, has filed a lawsuit seeking to enjoin enforcement of the new law and the litigation is pending.
A new Federal Motor Vehicle Safety Standard requiring artificial sound in electric and hybrid electric vehicles will take effect for new motor vehicles built on or after March 1, 2021. The artificial sound is intended to provide audible notice of the presence of the electric or hybrid electric vehicle to persons with impaired vision.
In January 2018, Mexico issued an amendment to the Consumers' Protection Law (“CPL”) regarding safety regulations based on U.S. standards. The CPL, among other things, includes a deadline for vehicle manufacturers to provide to the Federal Consumer Protection Agency (i) the launch date and a detailed description of every safety campaign applicable to vehicles sold in Mexico, (ii) mandatory recall campaigns, based on international agencies' investigations and guidelines, (iii) mandatory repurchase, repair or replacement (with a new vehicle model having the same characteristics) of vehicles that risk the consumer's safety, health or life or threatens the consumer's personal financial condition, and (iv) mandatory product withdrawal, when the Federal Consumer Protection Agency determines that the vehicle could risk the consumer's safety, health or life or affect the consumer's personal financial condition. The rules of the CPL became effective as of December 20, 2019 and in addition to the rules mentioned above, the consumer may also be eligible for compensation related to a recall.
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
APAC Region
Many countries in the Asia Pacific region, including Australia, China, India, Japan and South Korea have adopted their own new car assessment program and vehicle safety regulations. As UN ECE1958 agreement countries, Australia, Japan and South Korea accept UN ECE safety requirements and are harmonizing their regulations with UN ECE. The U.S.-Korea Free Trade Agreement allows for the sale in Korea of U.S. vehicles that are manufactured in the U.S.
Most of the Chinese vehicle safety regulations are equivalent to UN ECE, but China has unique electric vehicle safety regulations and has developed a roadmap of the autonomous driving and connectivity regulations. China published the Regulation for Administration of Recall of Defective Vehicles effective in 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective in 2016. In 2019, State Administration for Market Supervision and Regulation in China issued a notice requiring close supervision of defects reporting and recall of new energy vehicles.
India has implemented vehicle crash regulations effective in 2019 for all models and pedestrian protection regulations effective in 2020 for all models. The draft rules for vehicle recalls was published by the Indian Government for public objection or suggestion and the final rules will be published in the near future. Also, brake and electronic stability control system regulations will be aligned to EU regulations beginning in 2022 for all models.

In South Korea, amendments to provisions relating to vehicle accidents, fire incidents, defect reporting and recall procedures have been proposed that may considerably increase the liabilities and penalties of vehicle manufacturers.
EMEA Region
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or, in very limited cases and aspects, by individual Member States. In 2009, the EU established a uniform legal framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation known as the “General Safety Regulation” (“GSR”) aimed at incorporating relevant United Nations standards. The incorporation of United Nations standards commenced in 2012. In 2014, discussions began in Europe for a comprehensive upgrade to the GSR; implementation of the upgraded GSR for new vehicles and vehicle types will begin in 2022. The updated GSR will lead to the implementation of a variable suite of passive and active safety technologies, depending on vehicle type and classification. The significant items for the most common vehicles include advanced emergency braking, intelligent speed assistance, emergency lane keeping, driver drowsiness and attention warning, advanced driver distraction warning, reversing detection, event data recorder, protection of pedestrians, cyclists and other vulnerable road users, and an expanded scope of front and side crash testing. Also included are the introduction of automated vehicle provisions, such as a driver availability monitoring system or vehicle platooning. Effective as of September 1, 2020, Regulation (EU) 2018/858 improved the current legal framework for EU type-approval and, in particular, has introduced new provisions on market surveillance. This new regime on market surveillance specifies the obligations of the economic operators in the automotive supply chain (manufacturers, manufacturer’s representatives, importers and distributors), the responsibilities of the enforcement authorities in the Member States, and the measures to be taken when vehicles and related components on the market appear to be affected by serious safety or environmental risks. In addition, in-vehicle emergency call systems became mandatory for new type-approved vehicles in the EU, Israel and Turkey markets in 2018. In Russia, a similar in-vehicle emergency call system became mandatory in 2015 and there are currently draft regulations for these systems in some countries in the Middle East region.
Industrial Environmental Control
Our operations are subject to a wide range of environmental protection laws including those laws regulating air emissions, water discharges, waste management and environmental clean-up. Certain environmental statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal, or ownership of a disposal site. Under certain circumstances, these laws impose liability for related damages to natural resources. FCA’s Environmental Management System (“EMS”) formalized its commitment to responsible management of methodologies and processes designed to prevent or reduce the environmental impact of our manufacturing activities. ISO 14001 is an internationally agreed standard that sets out the requirements for an EMS. At December 31, 2020, the majority of FCA's manufacturing plants had an ISO 14001 certified EMS in place.
Workplace Health and Safety
FCA’s goal of achieving zero accidents was formalized in the targets set by FCA, as well as through global adoption of an Occupational Health and Safety Management System certified to the then-applicable Occupational Health and Safety Assessment Series (“OHSAS”) 18001 governing standard. The International Organization for Standardization later adopted the OHSAS 18001 standard as ISO 45001. At December 31, 2020, the vast majority of FCA’s manufacturing plants were ISO 45001 certified.
PSA’s global health and safety policy was revised in September 2019 and aimed at eliminating avoidable workplace injuries and illnesses for every individual working for PSA, including temporary employees and contractors. PSA’s workplace health and safety management system was based on the health and safety recommendations of the International Labour Organization (ILO-OSH 2001).

Applicability of Banking Law and Regulation to Financial Services
Several of FCA's legacy finance companies are regulated as financial institutions in the jurisdictions in which they operate. In Italy, FCA Bank S.p.A. is subject to European Central Bank (“ECB”) and Bank of Italy supervision. Within FCA Bank Group, two subsidiaries (the Austrian FCA Bank G.m.b.H. and the Portuguese FCA Capital Portugal I.F.I.C., S.A.), are subject to the supervision of the ECB and of the local central banks, whereas certain other subsidiaries are subject to the supervision of the local Supervisory Financial or Banking Authority. Banco Fidis S.A. is subject to Brazilian Central Bank supervision. FCA Compañia Financiera S.A., incorporated in Argentina, is subject to Argentinian Central Bank supervision. FCA Automotive Finance Co., Ltd, is subject to the supervision of the Chinese Banking and Insurance Regulatory Commission and People’s Bank of China.
PSA’s legacy finance companies are also regulated as financial institutions. In France, Compagnie pour la location de véhicules (CLV), Crédipar, Opel Bank SA and PSA Banque France are subject to the supervision of ECB and the French local supervisory banking authority. In Germany, PSA Bank Deutschland GmbH is subject to the supervision of the ECB and the German local supervisory banking authority. In Italy, Banca PSA Italia S.p.A. is subject to ECB and Bank of Italy supervision. In Spain, PSA Financial Services Spain EFC SA is subject to the supervision of the Bank of Spain. Banco Fidis S.A. and Banco PSA Finance Brasil S.A. are subject to Brazilian Central Bank supervision. Dongfeng Peugeot Citroën Auto Finance Company Ltd and Dongfeng Peugeot Citroën Financial Leasing are subject to the supervision of the Chinese Banking and Insurance Regulatory Commission and People’s Bank of China.
As a result of the regulation described above, these companies are subject to regulation in a wide range of areas including solvency, capital requirements, reporting, customer protection and account administration, among other matters.

FINANCIAL OVERVIEW
Management's Discussion and Analysis of the Financial Condition and Results of Operations
The following discussion of FCA’s financial condition and results of operations should be read together with the information included under “GROUP OVERVIEW”, “FCA SELECTED FINANCIAL DATA” and the FCA Consolidated Financial Statements included elsewhere in this report. This discussion includes forward-looking statements and involves numerous risks and uncertainties relating to Stellantis, including, but not limited to, those described under “Cautionary Statements Concerning Forward Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward looking statements.
Management's Discussion and Analysis of the Financial Condition and Results of Operations of the FCA Group for the year ended December 31, 2018 was previously included in the section “FINANCIAL OVERVIEW” in the 2019 Annual Report and Form 20-F, as filed with the SEC on February 25, 2020, and has not been included in this report.
Trends, Uncertainties and Opportunities
The trends, uncertainties and opportunities facing Stellantis are summarized below:
Impact of the COVID-19 pandemic. Our operations have been, and continue to be, affected by the recent and ongoing outbreak of COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020. In response to the pandemic, many governments in affected jurisdictions have imposed travel bans, quarantines, lockdowns and other emergency public safety measures including closures of businesses.
In the first half of 2020, both FCA and PSA temporarily suspended production across their facilities for extended periods of time. Both companies restarted production and vehicle sales once governments in various jurisdictions permitted, in accordance with applicable health and safety protocols. New restrictions were imposed by the governments of several jurisdictions in which we operate during the last quarter of 2020, as a result of the “second wave” of the outbreak.
The COVID-19 crisis has resulted in disruptions in our manufacturing operations and our supply chain, lower capacity utilization, shutdowns at our facilities as well as unfavorable working capital movements (for example because under our supply terms, during periods when our facilities were shutdown, we were required to pay suppliers for components purchased in an earlier high volume environment), with an adverse impact on FCA and PSA’s results.
The COVID-19 pandemic also resulted in significant decline in the demand for our products. In 2020 compared to 2019, FCA’s Net revenues decreased by 20 percent and consolidated shipments fell by 24 percent. PSA’s business was similarly impacted by the COVID-19 pandemic during the course of 2020, as PSA’s revenues decreased by 19 percent and total world sales fell by 28 percent. The COVID-19 pandemic continues to have a severe and negative impact on the global economy.
During 2020, FCA took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit, securing additional credit facilities and issuing notes under its Medium Term Note Programme. In addition, measures were taken to reduce cash outflows, including a temporary suspension of a significant number of capital expenditure programs, delaying non-essential spending, temporary lay-offs, salary cuts and deferrals, and significant reductions to marketing and other discretionary spend. PSA also took several actions in order to secure its liquidity and financial position. In April 2020, PSA signed a new €3 billion syndicated line of credit and in May 2020, it issued €1 billion of 2.75 percent notes due 2026 under its European Medium-Term Notes program.
While the second half of 2020 signaled a steady recovery for FCA’s and PSA’s operations, given the dynamic nature of the outbreak, the extent to which COVID-19 will in the future impact our business, results of operations and financial condition remains highly uncertain and cannot be accurately predicted at this time.
Shipments and Sales. Vehicle shipments are generally driven by expectations of consumer demand for vehicles, which is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers, as discussed further below.

In FCA’s historical financial information presented in this report, transfer of control, and therefore revenue recognition, generally corresponds to vehicle shipment to dealers or distributors. This generally occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to the dealer or distributor, or when the vehicle is made available to the dealer or distributor. Shipments and revenue recognition are not necessarily directly correlated with retail sales by dealers, which may be affected by other factors including dealer decisions as to appropriate inventory levels.
PSA historically recognized revenue at the same time as the transfer of risks and rewards of the ownership of goods sold. For new vehicles, this transfer generally corresponded to the date when the vehicles were made available to independent dealers or, in the case of direct sales to end-customers through owned dealers, the delivery date of the vehicle to end-customers.
Product Development and Technology. A key driver of consumer demand, and therefore our performance, has been the continued refresh, renewal and evolution of our vehicle portfolio, and we have committed significant capital and resources toward the introduction of new vehicles on new platforms, with additions of new powertrains and other new technologies. In order to realize a return on the significant investments we have made to sustain market share and to achieve competitive operating margins, we will have to continue significant investment in new vehicle launches. We believe efforts in developing common vehicle platforms and powertrains have accelerated the time-to-market for many of FCA’s vehicle launches and over time resulted in cost savings. We expect this positive trend to be further supported by the combination with PSA, as a result of the ongoing integration. However, achieving the benefits of integration and particularly the convergence of platforms will require significant investments over the medium term.
The costs associated with product development, vehicle improvements and launches can impact our Net profit. In addition, our ability to continue to make the necessary investments in product development, and recover the related costs, depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce. New launches are supported by marketing and profitability studies carried out several years prior to their actual launch, which increases the risk of not meeting customer preference, resulting in lower volumes than forecasted or selling at lower prices and impacting profitability.
Costs FCA incurred in the initial research phase for new projects (which may relate to vehicle models, vehicle platforms, powertrains or technology) were historically expensed as incurred and reported as Research and development costs. Costs FCA incurred for product development were historically capitalized and recognized as intangible assets if and when the following two conditions were both satisfied: (i) development expenditures can be measured reliably and (ii) the technical feasibility of the project, and the anticipated volumes and pricing indicate it is probable that the development expenditures will generate future economic benefits. Capitalized development expenditures included all costs that may be directly attributed to the development process. Such capitalized development expenditures were amortized on a straight-line basis commencing from start of production over the expected economic useful life of the product developed and based on an end date that FCA estimated to correspond to the end of the useful life of such product, FCA recognized and reported such amortization as Research and development costs in its Consolidated Income Statement. Any changes in the expected end date of vehicle production (extensions, accelerations or terminations) resulted in a prospective change in the period over which the asset was amortized.
PSA’s research and development expenses historically included the cost of scientific and technical activities, intellectual property rights, and the education and training necessary for the development, production or implementation and marketing of new or substantially improved materials, methods, products, processes, systems or services. Development expenditures were historically recognized as an intangible asset if PSA could demonstrate (i) its intention to complete the intangible asset as well as the availability of technical, financial and other resources for this purpose; (ii) that it was probable that the future economic benefits attributable to the development expenditure will flow to the entity; and (iii) that the cost of the asset could be measured reliably. Capitalized development costs included related borrowing costs.
Future developments in our product portfolio could lead to significant capitalization of development assets. Time to market for FCA and PSA was historically at least 24 months, but varied depending on our product, from the date the design is signed-off for tooling and production, after which the project goes into production, resulting in an increase in amortization. Therefore, our operating results are impacted by the cyclicality of our research and development expenditures based on our product portfolio strategies and our product plans.

In order to meet expected changes in consumer demand and regulatory requirements, we intend to invest significant resources in product development and research and development. New markets for alternative fuel source vehicles and autonomous vehicles are also continuing to emerge and we expect both to invest resources in these areas and to optimize our R&D investments as a result of the progressive integration with the PSA business. In addition, global demand continues to shift from passenger cars to utility vehicles and away from diesel-powered vehicles.
Profitability. Our results of operations reflect the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size and model, the content of those vehicles, brand positioning, and the mix of internal-combustion, electric and hybrid engines. Vehicle profitability also depends on sales prices to dealers and fleet customers, net of sales incentives, costs of materials and components, as well as transportation and warranty costs.
FCA’s and PSA’s larger vehicles, such as UVs and pickup trucks, have historically been more profitable on a per vehicle basis than smaller vehicles. In recent years, consumer preferences for certain larger vehicles, such as SUVs, have increased; however, there is no guarantee this trend will continue.
Newly introduced internal-combustion models are generally more profitable than older models, and vehicles equipped with additional options are generally more profitable than those with fewer options. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. In addition, in the U.S. and Europe, our vehicle sales to dealers for sale to their retail consumers are normally more profitable than our fleet sales, in part because the retail consumers are more likely to prefer additional optional features while fleet customers increasingly tend to concentrate purchases on smaller, more fuel-efficient vehicles with fewer optional features, which have historically had a lower profitability per unit.
Vehicles sold under certain brand and model names are generally more profitable when there is strong brand recognition of those vehicles. In some cases this is tied to a long history of the brands and models, and in other cases to customers identifying these vehicles as being more modern and responsive to customer needs.
In addition, against a backdrop of significant technological development, changing consumer patterns and new competitive forces, the cost of complying with tightening regulatory requirements could negatively impact our profitability. Vehicle models that are equipped with electric or PHEV engines tend to be less profitable than those equipped with internal-combustion engines, with the significant costs of batteries largely accounting for this differential. Although battery prices are expected to gradually decline in the coming years and are partially offset in some cases by governmental subsidies and tax exemptions, we expect that in the near term the profitability of vehicles equipped with electric or PHEV engines will continue to lag behind those equipped with internal-combustion engines.
In addition, competition among manufacturers for market share in the growing electric vehicle and PHEV market has led to a race to reduce prices, which adversely impacts profitability. We expect that this trend will continue in the near term.
Pricing. Our profitability depends in part on our ability to maintain or improve pricing on the sale of our vehicles to dealers and fleet customers and will also be significantly impacted by our ability to pass along the increased costs of the technology needed to meet increased regulatory compliance requirements as well as emerging trends in the automotive industry, such as electrification, autonomous driving, mobility and connected cars.
Import duties and tariffs affecting raw materials or component pricing may in some instances increase the price charged to our customers, where the market can accept such price increases in that particular market, or otherwise decrease our profitability if we are unable to increase prices to our customers.
In addition, the automotive industry continues to experience intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. Historically, manufacturers have promoted products by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, and subsidized financing or leasing programs, leading to increased price pressure and sharpened competition within the industry. The amount and types of incentives are dependent on numerous factors, including market competition level, consumer demand, economic conditions, marketing strategy, model age and time of year, due to industry seasonality. We plan to continue to use such incentives to price vehicles competitively and to manage demand and support inventory management profitability.

Production costs. Production costs include purchases (including costs related to the purchase of components and raw materials), labor costs, depreciation, amortization, logistic and product warranty and recall campaign costs. We purchase a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. Fluctuations in production costs are primarily related to the number of vehicles we produce and sell along with shifts in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore higher costs per unit.
Production costs may also be affected by fluctuations in raw material prices. For example, some of the batteries integrated in our electric and hybrid models integrate rare raw materials, which are exposed to heightened shortage risks and potentially rising procurement costs. The cost of raw materials has historically comprised 10-15 percent of FCA’s total purchases described above, while the remaining portion of purchases is made of components, conversion of raw materials and overhead costs. In 2020, PSA’s purchases of raw materials amounted to around 23 percent of its total purchasing budget (including raw materials used in the manufacturing of components and systems purchased from suppliers) in Europe for its automotive division.
We typically seek to manage these costs and minimize their volatility by using fixed price purchase contracts, commercial negotiations and technical efficiencies. PSA has also traditionally used commodity hedging instruments.
Despite our efforts, our production costs related to raw materials and components have increased as a result of tariffs introduced in recent years; uncertainty related to tariffs and trade policy in our larger markets including the U.S., the European Union and China has made it more difficult to predict our raw material and components costs. Our production costs have also increased as we have significantly enhanced the content of our vehicles as we renew and refresh our product offerings. Over time, technological advancements and improved material sourcing may reduce the cost to us of the additional enhancements. In addition, we seek to recover higher costs through pricing actions, but even when market conditions permit this, there may be a time lag between the increase in our costs and our ability to realize improved pricing. Accordingly, our results are typically adversely affected, at least in the short term, until price increases are accepted in the market.
Further, in many markets where our vehicles are sold, we are required to pay import duties on those vehicles, which are included in production costs. We reflect these costs in the price charged to our customers to the extent market conditions permit. However, for many of our vehicles, particularly in the mass-market vehicle segments, we cannot always pass along increases in those duties to our dealers and distributors and remain competitive. Our ability to price our vehicles to recover those increased costs has affected, and will continue to affect, our profitability.
Economic Conditions. Demand for new vehicles tends to reflect economic conditions in the various markets in which we operate because retail sales depend on individual purchasing decisions, which in turn are affected by many factors including employment levels, consumer confidence and levels of disposable income. Fleet sales and sales of light commercial vehicles are also influenced by economic conditions, which drive vehicle utilization and investment activity. Further, demand for light commercial vehicles and pickup trucks is driven, in part, by construction and infrastructure projects. Therefore, our performance is affected by the macroeconomic trends in the markets in which we operate.
Regulation. We are subject to a complex set of regulatory regimes throughout the world in which vehicle safety, emissions and fuel economy regulations have become increasingly stringent and the related enforcement regimes increasingly active. These developments may affect our vehicle sales as well as our profitability and reputation. We are subject to applicable national and local regulations with which we must comply in order to continue operations in every market, including a number of markets in which we derive substantial revenue. Developing, engineering and manufacturing vehicles that meet these requirements and therefore may be sold in those markets requires a significant expenditure of management time and financial resources.
FCA historically pursued compliance with fuel economy and greenhouse gas regulations in the markets where it operated through the most cost effective combination of developing, manufacturing and selling vehicles with better fuel economy and lower emissions, purchasing regulatory emissions credits and paying regulatory penalties. However, we expect that, as a result of the integration of the FCA and PSA business following the merger, we will be able to deploy electrification technologies and CO2 abating technologies across our range of brands in a shorter timeframe and react more quickly to changes in regulation, with potential savings in the compliance effort. However, these costs and the costs incurred to meet other regulatory requirements may be difficult to pass through to customers, so the increased costs may affect our results of operations and profitability.

Further, developments in regulatory requirements in China, the largest single market in the world in 2020, limit in some respects, the product offerings we can pursue as we expand the scope of our operations in that country. Refer to “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate- Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results. ” for more information. In addition, a U.S. federal regulation prohibits U.S. states such as California from imposing their own environmental greenhouse gas regulatory requirements on the vehicles that we sell, which has resulted in litigation and uncertainty regarding the applicability of those state regulations. The U.S. federal government is also undertaking a review of federal environmental regulations applicable to our vehicles, as well as the stringency of nationwide fuel economy standards.
Merger integration. The combination of FCA and PSA was completed on January 16, 2021. The merger was implemented by way of a legal cross-border merger of PSA with and into FCA. The merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, with PSA being identified as the acquirer for accounting purposes. The merger is not reflected in the historical financial statements of FCA presented in this report.
We expect that the integration of the FCA and PSA businesses will foster our innovation capability and further drive development in new energy vehicles, sustainable mobility, autonomous driving and connectivity. The integration process started immediately after the merger, and we expect that it will allow us to achieve savings, gains and synergies in several areas, including technology, platforms and products, procurement, selling, general and administrative expenses, logistics and other functions, and that such synergies will result in improved profitability. The integration process involves inherent costs which will impact our results in the near term, although we expect that those costs will be more than offset by the positive effects of the integration. Challenges in the integration process may arise and the anticipated benefits of the integration may take longer than expected to be realized or not be realized at all.
Tariffs and Trade Policy. There has been a recent and significant increase in activity and speculation regarding tariffs and duties between governments in various regions, in particular the United States and its trading partners, China and the European Union, as well as between the European Union and the United Kingdom. Tariffs or duties may reduce consumer demand and/or make our products less profitable. In addition, the availability and price at which we are able to source components and raw materials globally may be adversely affected.
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
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact. Given our presence in numerous countries outside the Eurozone, a strengthening of foreign currencies (in particular of the U.S. Dollar, given the size of our U.S. operations) against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in those countries of vehicles and components produced in Europe. Foreign exchange rates, including the U.S. Dollar/Euro exchange rate, have fluctuated significantly in 2020, and may continue to do so in the future. Additionally, a significant portion of our operating cash flow is expected to be generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro. Given the mix of our debt and liquidity, strengthening of the U.S. dollar against the Euro generally would have a positive impact on our net cash position.
In order to reduce the impacts of foreign exchange rates, FCA historically hedged a percentage of certain exposures. Refer to Note 30, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information.

FCA Shipment Information
As discussed in GROUP OVERVIEW—Overview of Our Business, FCA’s activities were carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and the Maserati global luxury brand segment. The following table sets forth vehicle shipment information by segment. Vehicle shipments are generally aligned with current period production which is driven by plans to meet consumer demand. Revenue was recognized when control of FCA’s vehicles, services or parts had been transferred and the FCA Group’s performance obligations to customers had been satisfied. FCA historically determined that its customers from the sale of vehicles and service parts were generally dealers, distributors or fleet customers. Transfer of control, and therefore revenue recognition, generally corresponded to the date when the vehicles or service parts were made available to the customer, or when the vehicles or service parts were released to the carrier responsible for transporting them to the customer. New vehicle sales through the Guaranteed Depreciation Program (“GDP”) were recognized as revenue when control of the vehicle transferred to the fleet customer, except in situations where the FCA Group issued a put option for which there was a significant economic incentive to exercise. Refer to Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for further details on FCA’s revenue recognition policy.
For a description of FCA’s dealers and distributors see GROUP OVERVIEW—Sales Overview. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues were recorded in any given period.

	Years ended December 31,
(thousands of units)	2020	2019
North America	1,842	2,401
LATAM	475	577
APAC	62	76
EMEA	858	1,199
Maserati	17	19
Total Consolidated shipments	3,254	4,272
Joint venture shipments	181	146
Total Combined shipments	3,435	4,418
For discussion of shipments for North America, LATAM, APAC, EMEA and Maserati for 2020 as compared to 2019, refer to —Results by Segment below.

Non-GAAP Financial Measures
During the financial years presented within this report, FCA monitored its operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), Industrial free cash flows and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provided useful and relevant information regarding FCA’s operating results and enhanced the overall ability to assess FCA’s financial performance. They provided comparable measures which facilitated FCA management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which FCA operated, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with IFRS as issued by the IASB as well as IFRS adopted by the European Union. The purpose of the non-IFRS financial measures outlined below is primarily to provide investors with relevant and useful information on FCA's financial performance.
These non-GAAP measures should not be considered indicative of the non-GAAP measures that will be used by Stellantis going forward, which may include alternative measures in addition to, or in place of, these measures. Where Stellantis will use the same or a similar measure going forward, these may be defined differently to the measures presented below.
Adjusted EBIT: excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT was used for internal reporting to assess performance and as part of the FCA Group's forecasting, budgeting and decision making processes as it provides additional transparency to the FCA Group's core operations. We believe this non-GAAP measure was useful because it excludes items that are not believed to be indicative of the FCA’s ongoing operating performance and allowed management to view operating trends, perform analytical comparisons and benchmark performance between periods and among FCA’s segments. We also believe that Adjusted EBIT was useful for analysts and investors to understand how management assessed the FCA Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT was one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2019-2021 and the 2020-2022 equity incentive plans for the FCA Chief Executive Officer and other eligible employees, including members of the FCA Group Executive Council (“GEC”).
Refer to the sections FCA Group Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing FCA’s results as reported under IFRS.
Adjusted net profit: is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure was useful because it also excludes items that we do not believe are indicative of FCA’s ongoing operating performance and provides investors with a more meaningful comparison of FCA’s ongoing operating performance. We also believe that Adjusted net profit was useful for analysts and investors to understand how management assessed its ongoing operating performance on a consistent basis. In addition, Adjusted net profit was one of the metrics used in the determination of the annual performance bonus for the FCA Chief Executive Officer and other eligible employees, including members of the FCA Group Executive Council.
Refer to the section FCA Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing FCA’s results as reported under IFRS.

Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit.
We believe this non-GAAP measure was useful because it also excludes items that FCA did not believe were indicative of its ongoing operating performance and provided investors with a more meaningful comparison of FCA's ongoing quality of earnings. Its purpose was to provide investors relevant and useful information in this respect.
Refer to the section FCA Group Results below for a reconciliation of this non-GAAP measure to Diluted earnings per share from continuing operations, which is the most directly comparable measure included in the Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from continuing operations or other methods of analyzing quality of earnings as reported under IFRS.
Industrial free cash flows: was FCA’s key cash flow metric, and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the FCA Group’s control.
We believe this non-GAAP measure was useful because it provides investors with relevant information on how management assessed and measured its cash flows from ongoing operating activities and as such was FCA's key cash flow metric. Its purpose was to provide both management and investors relevant and useful information about FCA's cash generation capacity and performance.
Refer to Liquidity and Capital Resources—Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in the Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing results as reported under IFRS.
Constant Currency Information: the discussion within the section FCA Group Results includes information about FCA’s results at CER, which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although FCA management did not believe that this non-GAAP measure is a substitute for GAAP measures, they believe that results excluding the effect of currency fluctuations provided additional useful information to investors regarding the operating performance and trends in FCA’s business on a local currency basis. The purpose of this non-GAAP measure is to provide such useful information to investors.

Results of Operations
FCA Group Results – 2020 compared to 2019
The following is a discussion of FCA’s results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

	Years ended December 31,
(€ million)	2020	2019
Net revenues	€86,676	€108,187
Cost of revenues	75,962	93,164
Selling, general and other costs	5,501	6,455
Research and development costs	2,979	3,612
Result from investments	179	209
Gains on disposal of investments	4	15
Restructuring costs	73	154
Net financial expenses	988	1,005
Profit before taxes	1,356	4,021
Tax expense	1,332	1,321
Net profit from continuing operations	24	2,700
Profit from discontinued operations, net of tax	—	3,930
Net profit	€24	€6,630

Net profit/(loss) attributable to:
Owners of the parent	€29	€6,622
Non-controlling interests	€(5)	€8

Net profit/(loss) from continuing operations attributable to:
Owners of the parent	€29	€2,694
Non-controlling interests	€(5)	€6

Net profit from discontinued operations attributable to:
Owners of the parent	€—	€3,928
Non-controlling interests	€—	€2
COVID-19 impacts
The COVID-19 pandemic had significant negative impacts on FCA's results for the year ended December 31, 2020. The contraction of global demand, temporary suspensions of production in all regions and closure of a majority of dealerships during the first quarter significantly contributed to reduced combined shipments. This trend continued into the second quarter, with further market and production disruption before recovering significantly during the third and fourth quarter. As a result, combined shipments were down 22.2% for the year ended December 31, 2020, as compared to the same period in 2019. There were related reductions in both Net revenues (of 19.9%) and Cost of revenues (of 18.5%) for the year ended December 31, 2020, as compared to the same period in 2019. Selling, general and other costs were down 14.8% for the year ended December 31, 2020, as compared to the same period in 2019, primarily due to mitigating actions taken in response to the pandemic, including reductions in marketing and advertising expenses. Adjusted EBIT decreased 43.9% for the year ended December 31, 2020, as compared to the same period in 2019, primarily due to reduced volumes despite strong North America results. Industrial free cash flows of €0.6 billion for the year ended December 31, 2020, primarily reflected strong cash generation during the second half of the year more than offsetting significant pandemic-related cash absorption during the first half.

Net revenues

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Net revenues	€86,676	€108,187	(19.9)%	(17.1)%
For a discussion of Net revenues for each of the five FCA reportable segments (North America, LATAM, APAC, EMEA and Maserati) for 2020 as compared to 2019 see Results by Segment below.
Cost of revenues

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Cost of revenues	€75,962	€93,164	(18.5)%	(15.6)%
Cost of revenues as % of Net revenues	87.6%	86.1%
Cost of revenues included purchases (including commodity costs), labor costs, depreciation, amortization, logistic, product warranty and recall campaign costs.
The decrease in Cost of revenues in 2020 compared to 2019 was primarily related to lower volumes across all segments, mainly due to the temporary suspension of production during the first half of the year and demand disruptions as a result of COVID-19, as well as foreign exchange translation impacts, partially offset by improved mix in North America and EMEA.
•During the year ended December 31, 2020, impairment losses and supplier obligations of €927 million were recognized. Of this, €13 million of supplier obligations were recognized within Cost of revenues in the Consolidated income statement and impairments totaling €914 million were recognized, primarily in relation to:
•For the three months ended March 31, 2020, the FCA Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the FCA Group’s operations. Using the updated information, FCA performed an assessment of the recoverability of certain of its assets as of March 31, 2020. Specifically, FCA reviewed FCA’s cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in the Maserati segment discussed below.
•In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the FCA Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for property, plant and equipment relating to idled assets.

•During the three months ended September 30, 2020, the FCA Group changed FCA’s strategy for the future B-Segment platform in EMEA, which was under development. As a result of the change in strategy, assets totaling €74 million were impaired within the EMEA segment, composed of €4 million of Property, plant and equipment and €70 million of previously capitalized research and development expenditures, which were recognized within Cost of revenues and Research and development costs, respectively, as well as €13 million of supplier obligations.
•During the three months ended December 31, 2020, impairment losses totaling €197 million were recognized, of which €120 million related to vehicle platform impairments in the North America segment as a result of the increase in the CAFE fine rate applicable starting with model year 2022 vehicles, composed of €37 million of Property, plant and equipment recognized within Cost of revenues and €83 million of previously capitalized development expenditures recognized within Research and development costs. In addition, impairment expense of €56 million was recognized in relation to capitalized development costs which were no longer planned to be used by the FCA Group. Of these, €44 million was not allocated to a specific region as the impaired assets were used to produce vehicles sold in several of FCA’s regions, while €9 million relates to the Maserati segment and €3 million relates to the EMEA segment. Furthermore, impairment expense of €18 million was also recognized in North America for property, plant and equipment for idled assets.
Included within Cost of revenues for 2020 were amounts of €706 million (€425 million in 2019), which represent primarily the accrual of regulatory expenses and the utilization of regulatory credits, mainly in North America and EMEA.
Cost of revenues also included significant costs that contribute to regulatory compliance but which are not separately quantifiable as they are elements within broader initiatives, such as technology deployment in terms of powertrain upgrades and alternative powertrains, along with actions to improve vehicle demand energy. For further detail, refer to Environmental and Other Regulatory Matters included elsewhere in this report.
Selling, general and other costs

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Selling, general and other costs	€5,501	€6,455	(14.8)%	(11.9)%
Selling, general and other costs as % of Net revenues	6.3%	6.0%
The decrease in Selling, general and other costs in 2020 as compared with 2019 was primarily driven by lower advertising expenses, due to lower market demand as a result of COVID-19, as well as cost containment actions taken in response to COVID-19, partially offset by a provision of €222 million recognized in 2020 for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 25, - Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report for further information).
Selling, general and other costs included advertising, personnel and administrative costs. Advertising costs amounted to 39 percent and 47 percent of total Selling, general and other costs for the years ended December 31, 2020 and 2019 respectively.

Research and development costs

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Research and development expenditures expensed	€1,226	€1,305	(6.1)%	(4.7)%
Amortization of capitalized development expenditures	1,250	1,358	(8.0)%	(4.9)%
Impairment and write-off of capitalized development expenditures	503	949	(47.0)%	(45.2)%
Total Research and development costs	€2,979	€3,612	(17.5)%	(15.4)%

	Years ended December 31,
	2020	2019
Research and development expenditures expensed as % of Net revenues	1.4%	1.2%
Amortization of capitalized development expenditures as % of Net revenues	1.4%	1.3%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.6%	0.9%
Total Research and development costs as % of Net revenues	3.4%	3.3%
The following table summarizes FCA’s research and development expenditures for the years ended December 31, 2020 and 2019:

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Capitalized development expenditures	€2,640	€2,889	(8.6)%
Research and development expenditures expensed	1,226	1,305	(6.1)%
Total Research and development expenditures	€3,866	€4,194	(7.8)%
Capitalized development expenditures as % of Total Research and development expenditures	68.3%	68.9%
Total Research and development expenditures as % of Net revenues	4.5%	3.9%
FCA historically conducted research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of its vehicles. Research and development costs consisted primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with powertrain technologies. For further details of research and development costs, see Trends, Uncertainties and Opportunities—Product Development and Technology and Overview of Our Business - Research and Development.
The decrease in Research and development expenditures expensed in 2020 compared to 2019 was primarily due to the temporary suspension of a significant number of programs in response to the COVID-19 pandemic.
The decrease in the Amortization of capitalized development costs in 2020 compared to 2019 was primarily the result of previously recognized impairments in LATAM, Maserati and EMEA, partially offset by increases in North America.
The decrease in Impairment and write-off of capitalized development expenditures during the year ended December 31, 2020 was primarily due to higher level of impairments during 2019 arising from the rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo, resulted in the recognition of asset impairment charges for certain platforms. Refer to Cost of Revenues above for additional detail on impairments recognized during the year ended December 31, 2020.
The decrease in total Research and development expenditures in 2020 compared to 2019 reflects the temporary suspension of a significant number of capital expenditure programs in response to the COVID-19 pandemic, foreign exchange translation impacts due to the devaluation of the U.S. Dollar and Brazilian Real against the Euro, as well as lower impairment and write-off of capitalized development costs.

Result from investments

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Result from investments	€179	€209	(14.4)%
The decrease in Result from investments in 2020 compared to 2019 was primarily attributable to lower GAC FCA JV results.
Net financial expenses

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Net financial expenses	€988	€1,005	(1.7)%
The decrease in Net financial expenses in 2020 compared to 2019 was primarily due to lower interest expense on pension liabilities, increases in capitalized interest and favorable foreign exchange translation impacts from the weakening of the Brazilian Real, partially offset by costs relating to the new credit facilities entered into during 2020 and the drawdown of revolving credit facilities for part of the year prior to being repaid by December 2020, which were actions taken in order to strengthen the liquidity position of the FCA Group in the context of the COVID-19 pandemic.
Tax expense

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Tax expense	€1,332	€1,321	0.8%
Effective tax rate	97.0%	32.7%	+6,430 bps
The increase in the effective tax rate to 97 percent in 2020 from 33 percent in 2019 was primarily related to (i) tax expense related to the write-down of Deferred tax assets in Italy and Brazil for the three months ended March 31, 2020, as described below; and (ii) a decrease in North America profit before tax, which significantly impacted the unfavorable effective tax rate impact of current year unrecognized Deferred tax assets, primarily in Italy and Brazil.
For the three months ended March 31, 2020, the FCA Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the FCA Group’s operations. As such, the FCA Group assessed its ability to generate sufficient taxable income in the future that would allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the year ended December 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.
Net profit from continuing operations

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Net profit from continuing operations	€24	€2,700	(99.1)%
The decrease in Net profit from continuing operations in 2020 compared to 2019 was primarily due to lower operating results across all segments relating to the COVID-19 pandemic and the impact of writedowns of deferred tax assets in Italy and Brazil, referred to above, partially offset by lower total impairments recognized during the year ended December 31, 2020.

Profit from discontinued operations, net of tax

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Profit from discontinued operations, net of tax	€—	€3,930	n.m.
______________________________________________________________________________________________________________________________
n.m. = number not meaningful
Magneti Marelli, including the gain on sale of €3,771 million and related tax expense of €2 million, was presented as a discontinued operation in the Consolidated Financial Statements for the years ended December 31, 2019, until May 2, 2019 when the sale was completed. For more information, refer to Note 3, Scope of consolidation, within the Consolidated Financial Statements included elsewhere in this report.
Adjusted EBIT

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Adjusted EBIT	€3,742	€6,668	(43.9)%	(42.0)%
Adjusted EBIT margin (%)	4.3%	6.2%	-190 bps	—
The following charts present FCA’s Adjusted EBIT walk by segment for 2020 as compared to 2019:
For the year ended December 31, 2019, the Adjusted EBIT related to Magneti Marelli that was excluded from the FCA Group’s Adjusted EBIT result was €218 million, net of intercompany eliminations. For more information, refer to Note 3, Scope of consolidation, within the Consolidated Financial Statements included elsewhere in this report.
For a discussion of Adjusted EBIT for each of FCA’s five reportable segments (North America, LATAM, APAC, EMEA and Maserati) in 2020 as compared to 2019 see Results by Segment below.

The following table summarizes the reconciliation of Net profit from continuing operations to Adjusted EBIT:

	Years ended December 31,
(€ million)	2020	2019
Net profit from continuing operations	€24	€2,700
Tax expense	1,332	1,321
Net financial expenses	988	1,005
Adjustments:
Impairment expense and supplier obligations	927	1,542
Provision of U.S. investigation matters	222	—
Restructuring costs, net of reversals	73	154
Gains on disposal of investments	(4)	(15)
Brazilian indirect tax - reversal of liability/recognition of credits	—	(164)
Other	180	125
Total Adjustments	1,398	1,642
Adjusted EBIT	€3,742	€6,668
During the year ended December 31, 2020 Adjusted EBIT excluded adjustments primarily related to:
•€927 million of impairment expense and supplier obligations, primarily of which €450 million related to impairments of CGUs in EMEA, LATAM and Maserati, €87 million related to impairments of certain B-Segment assets and supplier obligations in EMEA, €177 million related to impairments of certain assets in Maserati, €120 million related to impairments in North America as a result of the change in the CAFE fine rate, €56 million of impairments related to previously capitalized development costs which are no longer planned to be used by the FCA Group, and €34 million of idle assets in North America, as described in Cost of revenues and Research and development costs above;
•€222 million provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 25 - Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report); and
•€180 million of Other costs, primarily including costs incurred for the FCA-PSA merger and for litigation proceedings (refer to Note 25, Guarantees granted, commitments and contingent liabilities, in the Consolidated Financial Statements included elsewhere in this report for further details).
During the year ended December 31, 2019 Adjusted EBIT excluded adjustments primarily related to:
•€1,542 million relating to the impairment expense of €1,376 million recognized in relation to the rationalization of product portfolio plans, as well as impairment expense of €98 million in North America, €62 million in Maserati, and supplier obligations of €6 million in EMEA;
•€154 million of restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €118 million related to the recognition of provisions for restructuring, partially offset by the reversal of previously recorded provisions, primarily €46 million in EMEA;
•€164 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 15, Trade and other receivables in the Consolidated Financial Statements included elsewhere in this report); and
•€125 million of Other costs, primarily relating to litigation proceedings (refer to Note 25, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report for further details).

Adjusted net profit

	Years ended December 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Adjusted net profit	€1,863	€4,297	(56.6)%
The decrease in Adjusted net profit in the year ended December 31, 2020 compared to 2019 was primarily driven by lower Net profit from continuing operations partially offset by the impact of writedowns of deferred tax assets in Italy and Brazil, referred to above.
The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted net profit:

	Years ended December 31,
(€ million)	2020	2019
Net profit from continuing operations	€24	€2,700
Adjustments (as above)	1,398	1,642
Tax impact on adjustments	(108)	(122)
Net derecognition of deferred tax assets and other tax adjustments	549	77
Total adjustments, net of taxes	1,839	1,597
Adjusted net profit	€1,863	€4,297
During the year ended December 31, 2020, Adjusted net profit excluded adjustments related to:
•€108 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above; and
•€549 million loss from write-down of deferred tax assets in Italy and Brazil as the FCA Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on economic and market outlook.
During the year ended December 31, 2019 Adjusted net profit excluded adjustments related to:
•€122 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above; and
•€77 million charge reflecting net derecognition of deferred tax assets and other tax adjustments.

Adjusted diluted EPS

	Years ended December 31,		Increase/(Decrease)
(€ per share)	2020	2019	2020 vs. 2019
Adjusted diluted EPS	€1.19	€2.73	(56.4)%
The following table summarizes the reconciliation of Diluted earnings per share from continuing operations, which is the most directly comparable measure included in the Consolidated Financial Statements, to Adjusted diluted earnings per share:

	Years ended December 31,
(€ per share except otherwise noted)	2020	2019
Diluted earnings per share from continuing operations	€0.02	€1.71
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations	1.17	1.02
Adjusted diluted earnings per share	€1.19	€2.73
Weighted average number of shares outstanding for Diluted earnings per share from continuing operations (thousand)	1,577,313	1,570,850

Results by Segment – 2020 compared to 2019

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	Years ended December 31,
	2020	2019	2020	2019	2020	2019
North America	€60,322	€73,357	€5,351	€6,690	1,842	2,401
LATAM	5,305	8,461	6	501	475	577
APAC	2,381	2,814	(116)	(36)	62	76
EMEA	16,284	20,571	(918)	(6)	858	1,199
Maserati	1,384	1,603	(232)	(199)	17	19
Other activities	2,188	3,009	(283)	(173)	—	—
Unallocated items & eliminations(1)	(1,188)	(1,628)	(66)	(109)	—	—
Total	€86,676	€108,187	€3,742	€6,668	3,254	4,272
______________________________________________________________________________________________________________________________
(1) Includes intercompany transactions which are eliminated in consolidation and certain costs related to Alfa Romeo that are not allocated to the regional mass-market vehicle segments.
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the year ended December 31, 2020 as compared to the year ended December 31, 2019. FCA historically reviewed changes in its results of operations with the following operational drivers:
•Volume: reflects changes in products sold to customers, primarily dealers and fleet customers. Change in volumes was driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by unconsolidated subsidiaries are not included within volume;
•Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;
•Net price: primarily reflects changes in prices to FCA’s customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;
•Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content, technology and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, research and development costs and related foreign currency transaction effects;
•Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of FCA’s products; and
•Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

North America

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Shipments (thousands of units)	1,842	2,401	(23.3)%	—
Net revenues (€ million)	€60,322	€73,357	(17.8)%	(16.0)%
Adjusted EBIT (€ million)	€5,351	€6,690	(20.0)%	(18.4)%
Adjusted EBIT margin (%)	8.9%	9.1%	-20 bps	—
Shipments
The decrease in North America shipments in 2020 compared to 2019 was primarily due to COVID-19 production and market impacts, with reductions in overall Dodge brand, primarily due to discontinuance of the Grand Caravan, as well as lower Jeep Grand Cherokee, Jeep Cherokee and Ram 1500 volumes. Ram 1500 volumes were down primarily as a result of re-tooling in the third quarter of 2020.
Net revenues
The decrease in North America Net revenues in 2020 compared to 2019 was primarily due to lower shipments and negative foreign exchange translation impacts, partially offset by positive model and channel mix, as well as favorable net pricing.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for 2020 as compared to 2019:
The decrease in North America Adjusted EBIT in 2020 compared to 2019 was primarily attributable to:
•lower volumes;
•recall campaign costs as well as higher compliance costs driven by non-repeat of prior year benefit due to the CAFE fine rate reduction in the U.S. on MY2019 vehicles sold in prior periods, partially offset by purchasing savings, included within Industrial costs; and
•negative foreign exchange translation impacts.

These were partially offset by:
•positive net pricing;
•favorable model and channel mix; and
•reduced advertising expense and cost efficiency actions.
LATAM

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Shipments (thousands of units)	475	577	(17.7)%	—
Net revenues (€ million)	€5,305	€8,461	(37.3)%	(18.6)%
Adjusted EBIT (€ million)	€6	€501	(98.8)%	(98.7)%
Adjusted EBIT margin (%)	0.1%	5.9%	-580 bps	—
Shipments
The decrease in LATAM shipments in 2020 compared to 2019 was primarily due to COVID-19 related market disruption and production suspension in Brazil and Argentina, with lower volumes across most models partially offset by higher all-new Fiat Strada volumes.
Net revenues
The decrease in LATAM Net revenues in 2020 compared to 2019 was primarily due to lower shipments and negative foreign exchange translation effects from the weakening of the Brazilian Real, as well as unfavorable mix and non-repeat of prior year one-off recognition of credits related to indirect taxes.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for 2020 as compared to 2019:

The decrease in LATAM Adjusted EBIT in 2020 compared to 2019 was primarily attributable to:
•lower volumes; and
•product cost inflation and negative foreign exchange transaction effects, included within Industrial costs above.
These were partially offset by:
•reduced advertising and general and administrative costs.
APAC

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Combined shipments (thousands of units)	102	149	(31.5)%	—
Consolidated shipments (thousands of units)	62	76	(18.4)%	—
Net revenues (€ million)	€2,381	€2,814	(15.4)%	(13.0)%
Adjusted EBIT (€ million)	€(116)	€(36)	(222.2)%	(213.2)%
Adjusted EBIT margin (%)	(4.9)%	(1.3)%	-360 bps	—
The FCA Group locally produced and distributed the Jeep Cherokee, Renegade, Compass, Grand Commander and Commander PHEV through the 50% owned GAC FCA JV. The results of the GAC FCA JV were accounted for using the equity method, with recognition of FCA’s share of the net income of the joint venture in the line item Result from investments within the Consolidated Income Statement. FCA also produced the Jeep Compass through its joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and recognized its related interest in the joint operation on a line by line basis.
Shipments of FCA’s consolidated subsidiaries, which includes vehicles produced by FIAPL, were reported in both consolidated and combined shipments. Shipments of the GAC FCA JV were not included in consolidated shipments and were only included in combined shipments.
Shipments
The decrease in combined and consolidated shipments in 2020 compared to 2019 was due to COVID-19 related market disruption throughout the region.
Net revenues
The decrease in APAC Net revenues in 2020 compared to 2019 was primarily due to lower shipments, lower component sales to the GAC FCA JV and negative foreign exchange translation effects.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for 2020 as compared to 2019;
The decrease in APAC Adjusted EBIT in 2020 compared to 2019 was primarily attributable to:
•lower Net revenues, and
•lower GAC FCA JV results, included within Other.
These were partially offset by:
•reduced marketing expense and general and administrative costs
EMEA

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Combined shipments (thousands of units)	999	1,272	(21.5)%	—
Consolidated shipments (thousands of units)	858	1,199	(28.4)%	—
Net revenues (€ million)	€16,284	€20,571	(20.8)%	(20.5)%
Adjusted EBIT (€ million)	€(918)	€(6)	n.m.	n.m.
Adjusted EBIT margin (%)	(5.6)%	—%	-560 bps	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Shipments
The decrease in EMEA combined and consolidated shipments in 2020 compared to 2019 was primarily attributable to COVID-19 market disruption and production suspension impacts, with overall lower Fiat brand volumes, primarily due to lower Fiat 500, 500X and Panda models, partially offset by higher Jeep Renegade and Compass volumes.
Net revenues
The decrease in EMEA Net revenues in 2020 compared to 2019 was primarily attributable to lower volumes of vehicles and spare parts, partially offset by favorable model mix and positive net pricing.

Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for 2020 as compared to 2019:
The decrease in EMEA Adjusted EBIT in 2020 compared to 2019 was primarily attributable to:
•lower volumes;
•less favorable overall mix; and
•higher compliance and product electrification costs, included within Industrial costs above.
These were partially offset by:
•positive net pricing, primarily related to newly-launched electrified vehicles;
•lower fixed costs from cost containment and restructuring actions implemented in prior periods; and
•reduced marketing costs.

Maserati

			Increase/(Decrease)
	Years ended December 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Shipments (thousands of units)	16.9	19.3	(12.4)%	—
Net revenues (€ million)	€1,384	€1,603	(13.7)%	(12.8)%
Adjusted EBIT (€ million)	€(232)	€(199)	(16.6)%	(16.0)%
Adjusted EBIT margin (%)	(16.8)%	(12.4)%	-440 bps	—
Shipments
The decrease in Maserati shipments in 2020 compared to 2019 was primarily due to COVID-19 market and production impacts, with lower volumes mainly in North America, EMEA and China.
Net revenues
The decrease in Maserati Net revenues in 2020 compared to 2019 was primarily due to lower shipments.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in 2020 compared to 2019 was primarily due to lower volumes and higher marketing costs to support the new brand strategy partially offset by lower depreciation and amortization.

Liquidity and Capital Resources
COVID-19 Liquidity actions
During 2020, FCA management took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion and securing an additional incremental bridge credit facility of €3.5 billion, structured as a bridge to capital markets, which was available to be drawn beginning in April and then replaced as noted below. In addition, measures were taken to reduce cash outflows, including: a temporary suspension of a significant number of capital expenditure programs, with no programs cancelled; delaying non-essential spending; temporary lay-offs, salary cuts and deferrals; and significant reductions to marketing and other discretionary spend. On April 21, 2020, the FCA Group drew down its €6.25 billion syndicated revolving credit facility, which was then subsequently repaid by December 31, 2020. On June 24, 2020, the FCA Group announced that FCA Italy S.p.A., a wholly owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group had signed a 3-year, €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group. On July 1, 2020, the FCA Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) € 1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion bridge credit facility above, which was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering. Additionally, on September 18, 2020, FCA announced that it entered into an agreement for a €485 million five-year loan with the European Investment Bank (“EIB”) to support production of plug-in hybrid electric (“PHEV”) vehicles, which is in addition to the €300 million facility entered into in March 2020 before the COVID-19 pandemic.
FCA Liquidity Overview
FCA historically required significant liquidity in order to meet its obligations and fund the business. Short-term liquidity was required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to FCA’s general working capital and operational needs, FCA expected to use significant amounts of cash for the following purposes: (i) capital expenditures to support FCA’s existing and future products, (ii) principal and interest payments under FCA’s financial obligations and (iii) pension and employee benefit payments. FCA made capital investments in the regions in which FCA operates primarily related to initiatives to introduce new products, including for electrification and autonomous driving, enhance manufacturing efficiency, improve capacity and for maintenance, and for regulatory and environmental compliance.
FCA’s business and results of operations depended on FCA’s ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, FCA had significant fixed costs and, as such, changes in its vehicle shipment volumes could have a significant effect on profitability and liquidity. FCA generally received payment from dealers and distributors shortly after shipment, whereas there was a lag between the time FCA received parts and materials from FCA’s suppliers and the time FCA was required to pay for them. Therefore, during periods of increasing vehicle shipments, there was generally a corresponding positive impact on FCA’s cash flow and liquidity. Conversely, during periods in which vehicle shipments declined, there was generally a corresponding negative impact on FCA’s cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues, tended to negatively affect FCA’s cash flow and liquidity. In addition, the timing of FCA’s collections of receivables for export shipments of vehicles, fleet sales, as well as sales of powertrain systems and pre-assembled parts of vehicles tended to be longer due to different payment terms. Although FCA regularly entered into factoring transactions for such receivables in order to accelerate collections and transfer relevant risks to the factor, a change in vehicle shipment volumes could cause fluctuations in FCA’s working capital. The increased internationalization of FCA’s product portfolio could also affect FCA’s working capital requirements as there could be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital could be affected by the trend and seasonality of shipments of vehicles with a buy-back commitment.
Fidis S.p.A., FCA’s 100 percent owned captive finance company, supported working capital needs in all regions at a FCA Group level (including the Maserati segment), as well as selected suppliers, through the offering of receivable and payable financing activity (also known as factoring). In addition, Fidis S.p.A. provided financing to selected dealers in Italy.
Liquidity needs were met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.

The operating cash management and liquidity investment of the FCA Group was coordinated with the objective of ensuring effective and efficient management of the FCA Group’s funds. The FCA Group raised capital in the financial markets through various funding sources.
Certain notes issued by FCA and its treasury subsidiaries included covenants which could be affected by circumstances related to certain subsidiaries (including FCA Italy and FCA US); in particular, there were cross-default clauses which could accelerate repayments in the event that such subsidiaries failed to pay certain of their debt obligations.
Long-term liquidity requirements could involve some level of debt refinancing as outstanding debt becomes due or FCA was required to make principal payments. FCA regularly evaluated opportunities to improve its liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of other companies in FCA’s industry.
However, any actual or perceived limitations of FCA’s liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with FCA, or require FCA to restrict additional amounts of cash to provide collateral security for its obligations. FCA’s liquidity levels are subject to a number of risks and uncertainties, including those described in Risk Factors.
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends, for additional information on Stellantis’s distribution of profits, and Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report, for additional information in relation to the FCA Group’s distribution of profits.
Available liquidity
The following table summarizes FCA’s Available liquidity:

	At December 31,
(€ million)	2020	2019
Cash, cash equivalents and current securities(1)	€24,084	€15,494
Undrawn committed credit lines	7,338	7,575
Cash, cash equivalents and current securities - included with Assets held for sale	27	17
Total Available liquidity(2)	€31,449	€23,086
________________________________________________________________________________________________________________________________________________
(1) Current securities are comprised of short-term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Historically, the majority of FCA’s liquidity was available to its treasury operations in Europe and U.S.; however, liquidity was also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on a review of such transfer restrictions in the countries in which FCA operated and maintained material cash balances, FCA did not believe such transfer restrictions had an adverse impact on the FCA Group's ability to meet its liquidity requirements at the dates presented above.
The following table summarizes FCA’s drawn and undrawn committed credit lines:

	At December 31, 2020			At December 31, 2019
	Facility	Drawn	Available	Facility	Drawn	Available
	(€ million)
Revolving Credit Facilities	€6,250	€—	€6,250	€6,250	€—	€6,250
Other revolving lines of credit	1,088	—	1,088	1,325	—	1,325
Total committed credit lines at the end of period	€7,338	€—	€7,338	€7,575	€—	€7,575
Available liquidity at December 31, 2020 increased €8.4 billion from December 31, 2019 primarily as a result of increased credit facilities and issuance of notes and free cash flow, partially offset by the repayment of borrowings during the period and negative foreign exchange translations.

FCA’s Available liquidity was historically subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents and refer to Note 29, Explanatory notes to the Consolidated Statement of Cash Flows, within the Consolidated Financial Statements included elsewhere in this report for additional information.
FCA’s liquidity was principally denominated in U.S. Dollar and Euro. Out of the total €24.1 billion of cash, cash equivalents and current securities available at December 31, 2020 (€15.5 billion at December 31, 2019), €12.5 billion or 51.9 percent were denominated in U.S. Dollar (€9.3 billion, or 60.0 percent, at December 31, 2019) and €6.0 billion, or 24.9 percent, were denominated in Euro (€2.0 billion, or 12.9 percent, at December 31, 2019).
European Investment Bank Borrowings
On March 18, 2020, FCA announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of PHEV vehicles at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (“BEV”) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.
On September 18, 2020, FCA announced that it entered into an agreement for a €485 million five-year loan with the EIB to support production of PHEVs at the Pomigliano plant in Campania (Italy). The additional borrowings also support research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at FCA's laboratories in Turin (Italy). The loan was fully drawn on September 30, 2020.
Incremental Bridge Credit Facility
On March 26, 2020, FCA announced that it had entered into a new €3.5 billion credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, was available for general corporate purposes and for working capital needs of the group and was structured as a bridge facility to capital markets. On July 7, 2020, the Bridge Credit Facility was cancelled. Refer to Notes below for further information.
Revolving Credit Facilities
On March 26, 2020, the tenor of the three-year Tranche A of FCA’s €6.25 billion revolving credit facility (as amended, the “RCF”), for €3.125 billion, was extended by one year to April 27, 2023, with the Tranche B maturity unchanged at March 2024. On April 21, 2020, FCA announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019. The €6.25 billion draw down was subsequently repaid by December 31, 2020, with the RCF being fully available as of December 31, 2020.
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance FCA’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V., subsequently Stellantis N.V., and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) will guarantee 80 percent of the borrowings under that facility pursuant to the recently enacted Italian Liquidity Decree. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.
The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.

In connection with SACE’s guarantee, the FCA Group provided the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the FCA Group, subsequently the Stellantis Group, may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
In addition, while loans under the facility are outstanding, FCA N.V. has committed not to approve or pay dividends or other shareholder distributions in the 2020 calendar year (except dividends related to the merger with Peugeot S.A.), and the Italian subsidiaries of the FCA Group have committed not to distribute dividends or to make other shareholder distributions until May 26, 2021.
During the year ended December 31, 2020, €6.3 billion of the facility was drawn down.
Notes
On April 15, 2020, the FCA NV repaid in full at maturity U.S.$1.5 billion of 4.5 percent unsecured notes issued in April 2015.
On July 1, 2020, FCA confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) €1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion Bridge Credit Facility, which was previously fully undrawn and was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering.
Refer to Note 21, Debt in the Consolidated Financial Statements included elsewhere in this report for further information regarding FCA’s undrawn committed credit lines.

Cash Flows
Year ended December 31, 2020 compared to the year ended December 31, 2019
The following table summarizes FCA’s cash flows from operating, investing and financing activities for each of the years ended December 31, 2020 and 2019.

	Years ended December 31,
(€ million)	2020	2019(1)
Cash flows from operating activities - continuing operations	€9,183	€10,770
Cash flows used in operating activities - discontinued operations	—	(308)
Cash flows used in investing activities - continuing operations	(7,915)	(8,178)
Cash flows from investing activities - net cash proceeds, disposal of discontinued operations(2)	—	5,348
Cash flows used in investing activities - discontinued operations	—	(155)
Cash flows from/(used in) financing activities - continuing operations	9,087	(6,152)
Cash flows from financing activities - discontinued operations	—	325
Translation exchange differences	(1,513)	212
Total change in cash and cash equivalents	8,842	1,862

Cash and cash equivalents at beginning of the period	15,014	12,450
Add: Cash and cash equivalents at beginning of the period included within Assets held for sale	17	719
Total change in cash and cash equivalents	8,842	1,862
Less: Cash and cash equivalents at end of the period included within Assets held for sale(3)	27	17
Cash and cash equivalents at end of the period	€23,846	€15,014
________________________________________________________________________________________________________________________________________________
(1) Magneti Marelli operating results and cash flows for the four months prior to the completion of the disposal on May 2, 2019, were excluded from the FCA Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Consolidated Statement of Cash Flows for the year ended December 31, 2019 following the classification of Magneti Marelli as a discontinued operation. All amounts presented above exclude net intercompany amounts (received by)/paid by Magneti Marelli to/from the FCA Group totaling €(200) million for the year ended December 31, 2019 within operating activities, €(41) million for the year ended December 31, 2019 within investing activities; and €405 million for the year ended December 31, 2019 within financing activities.
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
(3) The assets and liabilities of the cast iron automotive components business of Teksid were classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2020 and at December 31, 2019. Refer to Note 3, Scope of consolidation within FCA’s Consolidated Financial Statements included elsewhere in this report.
Also, refer to the Consolidated Statement of Cash Flows and Note 29, Explanatory notes to the Consolidated Statement of Cash Flows, within FCA’s Consolidated Financial Statements included elsewhere in this report for additional information.

Industrial free cash flows
As described in Non-GAAP Financial Measures, Industrial free cash flows was FCA management's key cash flow metric. The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in the Consolidated Statement of Cash Flows, to Industrial free cash flows for the years ended December 31, 2020 and 2019. Except as otherwise noted, all amounts presented below exclude Magneti Marelli.

	Years ended December 31,
(€ million)	2020	2019
Cash flows from operating activities (including discontinued operations)	€9,183	€10,462
Less: Cash flows from operating activities - discontinued operations	—	(308)
Cash flows from operating activities - continuing operations	9,183	10,770
Less: Operating activities not attributable to industrial activities	29	74
Less: Capital expenditures for industrial activities	8,598	8,383
Add: Net intercompany payments between continuing and discontinued operations	—	(200)
Add back: Discretionary pension contribution, net of tax	68	—
Industrial free cash flows	€624	€2,113
Industrial free cash flows for the year ended December 31, 2020 decreased €1.5 billion as compared to 2019, primarily reflecting significant pandemic-related cash absorption during the first half of the year and lower overall full year performance, partially offset by strong cash generation during the second half of the year.
Rating Agency updates
FCA N.V.
On May 28, 2020, Moody’s Investors Service confirmed the “Ba1” Corporate Family Rating on FCA N.V. and the “Ba2” ratings on the senior unsecured instruments issued or guaranteed by FCA N.V., with the outlook on all ratings developing. This rating action concluded a review with direction uncertain that began on March 25, 2020.
On August 18, 2020, DBRS confirmed the Issuer Rating and Senior Unsecured Debt rating of FCA N.V. at BBB (low), removing the rating from Under Review with Negative Implications, placed on March 27, 2020 as a result of the global escalation of the COVID-19 pandemic, and changing the outlook from Stable to Negative.
On January 8, 2021, S&P Global Ratings confirmed that it had upgraded the long term corporate credit rating of FCA N.V. from “BB+” to “BBB-”, with Outlook Stable. The short-term credit rating was upgraded from “B” to “A-3”.
On January 11, 2021, Moody’s Investors Service confirmed that it had upgraded the Issuer Rating of FCA N.V. from “Ba1” to “Baa3”, and the rating on the bonds issued or guaranteed by FCA N.V. from “Ba2” to “Baa3”. The short-term rating was upgraded from “(P) NP” to “(P) P-3”. The outlook on all ratings is stable.
Refer to Note 21, Debt for further information regarding the FCA Group's Capital Resources. Refer to Note 30, Qualitative and quantitative information on financial risks for further information regarding the FCA Groups’s qualitative and quantitative information on financial risks. Refer to Contractual Obligations, included elsewhere in this report, for further information on the FCA Group’s significant contractual commitments as at December 31, 2020.
Stellantis N.V.
On January 18, 2021, Fitch confirmed the Long-term Issuer Default Rating of Stellantis N.V. at BBB- with Outlook stable.
On January 27, 2021, DBRS confirmed the Issuer rating and Senior Unsecured Debt rating of Stellantis N.V. from “BBB (low)” to “BBB”, with the trend on all ratings stable.

Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
PSA Liquidity Overview
PSA historically relied on a diversified financing strategy and a conservative liquidity policy in order to meet its general financing needs. PSA’s liquidity requirements historically arose primarily from the need to fund general working capital and operational requirements, service its debt, make dividend payments and fund capital expenditure related to new product and services development, manufacturing efficiency, improved capacity and compliance with regulatory and environmental requirements. PSA’s liquidity sources were historically cash holdings, cash generated from operations, proceeds from bonds issuances, bank borrowings, sales of receivables, available borrowings under confirmed lines of credit and, if necessary, issuances of convertible bonds or other debt instruments.
PSA historically used multiple sources of short-term financing and overdraft facilities including short-term loans, bank overdrafts, payments issued but not yet debited from bank accounts, and factoring liabilities on assets that have not been derecognized. The PCD, OV and automotive equipment segments met part of their funding needs by selling receivables to financial institutions.
As of December 31, 2020, PSA’s cash and cash equivalents, which mainly included money mutual funds, bank deposits, money market notes and commercial paper, totaled €22,893 million and PSA had €7,339 million available in undrawn lines of credit. As of December 31, 2020, cash and cash equivalents were primarily held in euro.
PSA’s available liquidity was subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. PSA’s liquidity resources were also subject to change based on the evolution of market and general economic conditions. Decreases in liquidity could result from lower than expected cash flows from operations, including decreases caused by weaker demand or lower selling prices for PSA’s products, or higher production costs. PSA’s liquidity could also be impacted by any limitations on the availability of its existing debt as a result of financing covenants and its ability to refinance existing debt or raise additional debt as well as the terms of such debt.
PSA Bonds and Other Borrowings
Total borrowings of the manufacturing and sales companies of PSA and Faurecia as of December 31, 2020 was €9,791 million, primarily consisting of bond issuances of €7,865 million, with contractual maturities ranging from the first quarter of 2023 and the third quarter of 2033, and other borrowings of €1,926 million, with contractual maturities ranging from 2021 to the fourth quarter of 2026.
PSA Covenants
Certain debt issued by the manufacturing and sales companies of PSA, other than Faurecia, contained customary covenants and events of default, which were common for debt of companies in the automotive industry. These included “negative pledge” clauses whereby the borrower undertook, subject to certain exceptions, not to grant any collateral to any third parties, “material adverse changes” clauses, which applied in the event of a major negative change in the results of operations or financial condition of PSA, “pari passu” clauses, which ensured that lenders enjoy the same treatment as other creditors, “cross-default” clauses, whereby if one loan went into default other loans became repayable immediately, clauses whereby the borrower undertook to provide regular information to the lenders, clauses whereby the borrower undertook to comply with applicable legislation and change of control clauses. Other than Faurecia, none of the manufacturing and sales companies’ borrowings were subject to specific acceleration clauses based on minimum credit ratings.

PSA Contractual Obligations and Contingencies
The following tables summarizes PSA’s contractual obligations as of December 31, 2020. It shows undiscounted cash flows from financial liabilities and derivative instruments. The amounts presented reflect principal amounts and exclude the related interest expense that will be paid when due, discounts, premia and debt issuance costs. Foreign currency cash flows and variable indexed cash flows were determined based on market data as of December 31, 2020.

	Payments due by period as of December 31, 2020
(€ million)	Within one year	Between one and three years	Between three and five years	After five years	Total
Bonds—principal repayments
Manufacturing and sales companies—excluding Faurecia	€(112)	€(886)	€(1,513)	€(2,839)	€(5,350)
Faurecia	—	—	(1,000)	(2,150)	(3,150)
Other long-term debt—principal repayments
Manufacturing and sales companies—excluding Faurecia	(109)	(338)	(348)	—	(795)
Faurecia	(47)	(592)	(503)	(10)	(1,152)
Total bonds and other borrowings
Manufacturing and sales companies—excluding Faurecia	(221)	(1,224)	(1,861)	(2,839)	(6,145)
Faurecia	(47)	(592)	(1,503)	(2,160)	(4,302)
Lease liabilities
Manufacturing and sales companies—excluding Faurecia	(156)	(271)	(162)	(235)	(824)
Faurecia	(182)	(288)	(202)	(304)	(976)
Total derivative instruments	—	—	—	—	—
Non-cancellable lease commitments	(22)	(18)	(17)	(91)	(148)
Capital commitments for the acquisition of non-current assets and other	(1,016)	(233)	(35)	(95)	(1,379)
Pensions	(4)	—	—	—	(4)
Liabilities related to vehicles sold with a buyback commitment	(2,026)	(1,299)	(255)	(1)	(3,581)
Total	€(3,674)	€(3,925)	€(4,035)	€(5,725)	€(17,359)
PSA Off-Balance Sheet Arrangements

(€ million)	Year ended December 31, 2020
Capital commitments for the acquisition of non-current assets	€1,379
Non-cancellable lease commitments	149
Guarantees given	1,308
Pledged or mortgaged assets	170
Total	€3,006

PSA Contingent Liabilities
Automotive
The customs agreement governing the automotive industry between Brazil and Argentina provided for the payment of penalties by the Argentinian automotive industry if the average ratio of imports to exports vis-à-vis Brazil exceeded a certain threshold over the 2015–2029 period. Penalties could be payable by PSA if the automotive industry as a whole and PSA do not hit the required ratio. No provision had been made by PSA with respect to this matter due to the uncertainties surrounding developments in the automotive markets in Argentina and Brazil and the steps that PSA could take between now and 2029.
In addition, as part of its partnership with Toyota Motor Europe, PSA has agreed to cover costs arising from commercial disputes relating to commercial vehicles marketed under the Toyota brand, up to a maximum amount of €205 million over the course of 20.5 years.
Commitment related to the GEFCO Group
In 2012, JSC Russian Railways (RZD) acquired from PSA a 75 percent stake in the GEFCO group. Following this acquisition, PSA entered into certain logistics and transportation service agreements with the GEFCO group pursuant to which PSA gave guarantees regarding the satisfactory performance of the logistics contracts, and an exclusivity clause. At December 31, 2020, PSA had not identified any material risks associated with these guarantees.
PSA Quantitative and Qualitative Disclosures about Market Risk
In the course of its business, PSA was historically exposed to liquidity risks, as well as interest rate, counterparty, currency and other market risks, which arose in the normal course of business from PSA’s operations and its source of finance. PSA’s historical overall risk management program focused on the unpredictability of financial markets and commodity prices and sought to minimize potential adverse effects on its performance. PSA International S.A. (“PSAI”) was primarily responsible for the central management of currency, interest rate and commodity risks under the supervision of the PSA Managing Board. With the exception of certain proprietary transactions involving currency instruments that were subject to very strict exposure limits and had very limited impact on consolidated profit, PSA used derivative instruments only for purposes of hedging exposures to currency, interest rate and commodity risks.
Stellantis Liquidity and Capital resources considerations
Management believes that the funds currently available to Stellantis at the date of this report, in addition to those funds that would be generated from operating and financing activities, will enable the Group to meet its obligations and fund its businesses including funding planned investments, working capital needs as well as fulfill the Group’s obligations to repay its debts in the ordinary course of business.

RISK MANAGEMENT
Risk Management
Stellantis will evaluate the adoption of a group-wide risk management system with the intention of continuing the assurance of the achievement of the Group’s objectives.
This will include suitable procedures and processes for the identification, assessment, monitoring and mitigation of the Group’s risks.
Until the adoption of a group-wide risk management system for Stellantis, the legacy companies of the FCA and PSA groups will continue to rely on the separate risk management approaches as applied during the year ended December 31, 2020, and outlined below. Information relating to the risk management policies for PSA has been included for context only. Refer to “About this report” included elsewhere in this report.
FCA’s Approach
Risk management was historically an important business driver and integral to the achievement of FCA’s long-term business plan. FCA took an integrated approach to risk management, where risk and opportunity assessment were at the core of the leadership team agenda. FCA’s success as an organization depended on its ability to identify and capitalize on the opportunities generated by the business and the markets in which it has competed. By managing the associated risks, FCA sought to achieve a balance between its goals of growth and return and the related risks.
Risk Management Framework
FCA’s risk management framework (the “Framework”) was based on the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission Report - Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code. The Framework consisted of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which FCA was exposed. The Framework was integrated within FCA’s organization and corporate governance and supported the protection of corporate assets, the efficiency and effectiveness of business processes, the reliability of financial information and compliance with laws and regulations.
The Framework consisted of the following three levels of oversight:

Level 1	Operating areas, which identify and assess risks as well as establish specific actions for the management of risks
Level 2	Specific individuals identified as risk owners, which define methodologies and tools for both monitoring and managing risks
Level 3	Enterprise risk management (“ERM”) function, which supports the assessment and monitoring of our risks and facilitates discussions of our risks at Group level
In addition to the three levels of oversight, the results of the ERM risk assessment process were part of the risk assessment of FCA Group Audit & Compliance function in defining its audit plan and accordingly, with specific audits planned for global enterprise risk management (“ERM”) significant risks..
Appetite for Significant Risk
FCA aligned its risk appetite to its business plan. Risk boundaries were set through FCA’s strategy, Code of Conduct, budgets and policies. FCA established risk management committees responsible for supporting risk governance in their respective region/sector. A Global Risk Management Committee (“GRMC”) was established to promote a culture of proactive risk monitoring and management by the relevant risk owners throughout the FCA Group. The GRMC was chaired by the FCA Group CFO and other members are representatives from the legal, risk management, internal audit functions and from business operations. The mission of the GRMC was to provide broad process oversight and to facilitate our integrated risk assessment process. Responsibilities included:

▪Providing guidance to the ERM program
▪Reviewing the results of the annual Enterprise Risk Assessment (“ERA”).
▪Identifying risks to be discussed at FCA Group level (GEC, Group Product Committee or other relevant governance function).
▪Assisting in the development of the Company’s risk appetite and risk tolerance, which support disclosures required in FCA’s Annual Report.
▪Reviewing risk management disclosure in the Annual Report.
▪Reviewing the design of the FCA Group’s Enterprise Risk Management function, including reporting lines of authority, communications and control functions to ensure they are appropriate.
In addition, FCA utilized the operational focus of its Product (Group and Regional) and Commercial Committees, both of which included senior management, to support risk governance. The Product Committees oversaw capital investment, engineering and product development, while the Commercial Committee oversaw matters related to sales and marketing. Through an integrated approach FCA’s various committees supported the FCA Group Executive Council (“GEC”), CFO, CEO and Board of Directors (through the Audit Committee) with risk oversight. FCA’s risk appetite differed by risk category as shown below.

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
For further information on credit, liquidity and financial market risk refer to Note 30, Qualitative and quantitative information on financial risks, within the Consolidated Financial Statements included elsewhere in this report.
Significant risks identified and control measures taken
An enterprise risk assessment was performed on an annual basis. Risks identified to have high or medium-high residual risk rating within the FCA Group were considered significant risks. Results of the assessment were consolidated into an FCA Group report for review and validation with the GRMC. In addition, the most significant risks to the FCA Group were discussed with the GEC and FCA Group CEO to support the monitoring of these risks along with the respective mitigation efforts. Once validated, results were discussed with the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities.
Each key global focus risk was classified by risk categories and control measures and mitigating actions were subsequently defined for each identified risk. The risks, control measures and mitigating actions presented below are not all-inclusive. The sequence in which these risks and mitigating actions are presented does not reflect any order of importance, likelihood or materiality.

Risk Category	Key Global Risk Description	Control / Mitigating Actions
Compliance
Regulatory Compliance

FCA’s ability to achieve regulatory compliance targets with vehicle fuel economy (“FE”), greenhouse gas (“GHG”) and zero emission vehicle (“ZEV”) requirements, that could have also impact our reputation

Group Product Committee (“GPC”) managed approval for investments in FE/ GHG/ZEV related compliance ensured governance of program timing and monitored compliance impact relating to changes in the short and long range plan. Continued reduction of CO2 emissions was achieved through a combination of technologies aligned to the vehicle mix, consumer needs and regulatory framework in each market.

Central coordination and oversight of internal checks and conformity activities under senior management to promote consistency in approach and process across FCA operations.

The FCA Code of Conduct clearly and affirmatively required employees to report issues of non-compliance, in addition, the “Leave No Doubt” program encouraged employees, contractors, suppliers and dealers to report any issue which may concern vehicle safety, emissions or regulatory compliance.
FCA continuously worked to improve on emission compliance tools and implemented these tools throughout the organization as appropriate.

Operational	Customer Satisfaction FCA’s ability to produce vehicles to meet product quality standards, gain market acceptance and satisfy customer expectations.
Quality and Customer satisfaction was managed on a global basis, targeting 1st Quartile performance in each region.
Quality and Customer satisfaction performance was reviewed in the monthly GEC, against an annual plan that was sanctioned at GPC, and driven through regional Product committees and monthly warranty and customer tables.

World Class Manufacturing (“WCM”) principles deployed throughout our manufacturing operations, fostered a manufacturing culture that targets improved safety, quality and efficiency.

Quality considerations ranged from customer expectations to functional requirements are analyzed from the earliest stages of design. A cross-functional initiative within FCA focused on managing risks and implementing solutions for new vehicles. The program helped identify and avoid potential issues earlier in the vehicle development process and made implementing solutions more cost effective.

Operational
Company Cybersecurity and ICT(1) Recovery

FCA’s ability to protect our systems globally against a security incident or system failure, ensuring the proper recovery plan management, that may lead to a significant business disruption, loss of confidential information, or breach of data privacy resulting in financial and/ or reputational damage.

(1) Information and communications technology

Multilayered cybersecurity controls were in place in FCA; a cybersecurity program was continuously developed for identifying and mitigating emerging risks according to the changing threat scenario.
Furthermore FCA’s dedicated cyber risk insurance coverage was designed on the basis of a comprehensive and thorough analysis of:
•the threats of exposure of vital company assets, including the information that must be protected and at which level
•policies and procedures in place to reduce the risk of attack in the event of a security breach
•plans and procedures in place to neutralize threats and remedy security issues.

Operational
Interruption of Critical Supplies and risk of scarcity of raw materials

FCA’s ability to manage our critical supplies to prevent interruption resulting in production blockages, and ability to face shortage and increased cost of raw materials.

Active monitoring of the financial health of suppliers to mitigate disruption due to financial distress of companies in our supply chain.

Monitoring political, environmental and economic events, globally, to anticipate or identify events that could lead to supply chain disruption so that mitigating action can be taken.

Risk Category	Key Global Risk Description	Control / Mitigating Actions
Operational / Strategic
Talent Management - Attraction, Development & Retention of Critical Resources

FCA’s ability to globally manage all aspects of Talent Management - including attraction, development and retention in order to meet current and future needs along with our business strategies.

Convergence of key HR talent management processes, metrics, and reporting, along with adding global HR process oversight and governance, was initiated in 2019 and included:
•Globally consistent Talent Management programs designed to attract, develop, assess and retain talent worldwide.
•Consolidation of standardized retention/attrition metrics and reporting, including global views by function with internal and external benchmarks.
•Monitoring of specific KPIs for key position succession planning and talent development.
•Global Diversity Council chaired by the CEO and GEC leadership to drive company values and goals to promote Diversity & Inclusion across the company.
•Administered and leveraged new global learning management system (available anytime and anywhere) to facilitate competences development delivering technical, compliance and managerial training contents

Strategic
Technology Development and Product Launch

FCA’s ability to efficiently develop and launch products with new technologies (e.g., electrification and propulsion, autonomous driving and connected vehicles) to meet regulatory requirements, customer expectations and profitability targets.

Additional headcount approved to consolidate the Technology Development organization in the critical areas (Software, Electrification and Controls).

Staffing in execution (internal talent transfer, external talent acquisition). In addition the team explored Partnerships with suppliers and potential acquisition targets to cover urgent needs and ensure timely delivery.

Collaborative efforts with strategic partnerships allowed leveraging of capabilities and resources to achieve synergies and economies of scale needed to advance technology applications.

GEC and Product Committees' reviewed product plans and commercialization strategies in order to define investment needs in the near and long-term.

Regular monitoring at the GEC enforced the review of new technologies; their applications in line with the product launch status and cadence, as well as what is required to successfully execute the programs.

Strategic
Product Portfolio & Technology Strategies

FCA’s ability to create a product portfolio that supports achievement of strategic objectives, including completeness of product range and technological content.

GEC and Product Committees' reviewed and approved product plans and actions in order to define investment needs in the near and long-term.

Partnerships with major technology players to share resources, including data for validation and reliability testing, as well as underlying investments.

Strategic	Commercial Policies (Pricing) FCA’s ability to manage volume, price and market mix to ensure competitive pricing consistent with competitors’ achievements and internal targets.	Sales and marketing (including pricing) monitored by the Commercial Committees.
Control measures and comprehensive mitigation actions listed above for key global risks were monitored throughout the year by FCA Senior Management in the regions and business sectors to ensure that these were relevant and sufficient, under the oversight of the related Global Leaders. As needed, control measures and mitigation actions were enhanced to ensure risks are appropriately addressed. We believe this approach allowed FCA to address risk on a timely basis and ensure effectiveness of the control measures taken.

In addition to the above risk considerations, FCA identified risk factors that affected or could significantly impact in the near future its business related to merger with PSA and the ongoing COVID-19 pandemic.
In particular, with reference to the merger, the overall risk is related to the achievement of the anticipated benefits of the merger which is subject to a number of uncertainties, including general competitive factors in the marketplace. Consequently, the potential risk is that the anticipated benefits of the merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or not be achieved in the expected timeframe.
With reference to the COVID-19 pandemic, business interruptions resulting from it could cause further disruption to the manufacture and sale of FCA’s, now Stellantis’s, products and the provision of its services and could adversely impact its business.
This aspect was also part of the FCA assessment of the significant risk “Interruption of critical supplies” and mitigated with the proper internal procedures and controls.
Current or planned improvements in the overall FCA risk management system
As FCA, we continued to engage the business in key risk areas, benchmark our processes with peer companies and explore opportunities for improvement, in order to strengthen and improve ERM Governance, monitor risks in a more predictive way and evaluate remediation plans.
In an effort to escalate risk awareness, we engaged in risk discussions throughout the FCA Group in 2020, including deployment of a risk management training module, in order to reduce FCA’s company risk exposure and enhance risk response and elevate awareness.
Continued integration in the risk discussion was pursued with the inclusion of sustainability-related topics, such as climate change related risks and vehicle fuel economy aspects.
As Stellantis, we will continue engaging the business in reviewing our management and monitoring activities for key risks throughout the Group in the upcoming year. As we continue to evolve our Group ERM program, we will strive to identify best practices and refine our processes to identify and escalate risk developments.
Further information regarding the risks we face, and the potential impact on results or financial position, are described in Risk Factors below.
Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
Groupe PSA Protection, Audit and Risk Management Department (“DPAR”)
At PSA, DPAR was in charge of the Risk Management Approach and ensured the appropriate application of the Risk Management System which was deployed Group-wide. DPAR, which reported to the Head of HR Department, was responsible for defining and coordinating on a global basis all actions intended to protect the employees and tangible and intangible assets of the Group against the risks arising from malicious acts of all kinds.
At a Groupe PSA level, DPAR identified the major risks “Group Top-Risks” (from the “Top Management Risks” and each department’s ones) once a year at interviews conducted with a representative range of the Group’s executive officers and managers. The mapping of the “Group Top-Risks” was reviewed every year by the Global Executive Committee (GEC) and presented to the Supervisory Board’s Finance and Audit Committee.
The GEC validated the action plans for dealing with the “Group Top-Risks”.
At department level, the major risks were reported on an annual basis (year-end) called “METRIC Review”. Each department was responsible for identifying and checking its own risks to which it was exposed and implementing the necessary action plans to mitigate them.

The METRIC review was conducted by each representative of the Group’s Protection network (ICRCs) within the executive committee to which it belonged. This review assessed the past year in terms of risk management and compliance and validated action plans for the coming year.
Specific risk management and control procedures cover particular risks.
Groupe PSA’s Code of Ethics was directly available to all Group employees, who were required formally to accept the terms of the Code. An Ethics & Compliance Committee chaired by the General Secretary met on a quarterly basis.
Anti-fraud measures were the responsibility of the Group Ethics & Compliance Committee, which delegated their implementation, investigation, records management and reporting to DPAR.
The Legal Affairs Department, which reported to the General Secretary, produced or checked the Group’s contractual commitments. It was also in charge of organising the Group’s defence in the event of disputes with third parties. It thus helped limit and manage the legal risks to which the Group was exposed.
The Management Control Department, which reported to the CFO, was responsible for overseeing the Group’s business and financial performance and proposed annual and medium-term targets for growth, operating margin and return on capital employed to executive management.
DPAR checked that the risk management procedures are correctly applied.
DPAR verified compliance with rules via audits. The annual audit plan, which was defined independently, was based on the “Group Top-Risks” and was subsequently submitted to executive management for approval and presented to the Supervisory Board’s Finance and Audit Committee. DPAR was also responsible for assessing the degree of maturity of the risk management system and making recommendations for improving its effectiveness.
The Finance and Audit Committee of the Supervisory Board ensured that the risk management and internal control system operated effectively. The General Secretary reported to the Supervisory Board on the systems in place and their degree of maturity, as well as the “Group Top-Risks” map, with particular emphasis on risks which could have an impact on the Company’s financial and accounting information.

Risk Factors
As Stellantis, we face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to the Merger
We may fail to realize some or all of the anticipated benefits of the merger, which could adversely affect the value of our shares.
Before the closing of the merger on January 16, 2021, FCA and PSA operated independently as separate companies. The success of the merger will depend, in part, on our ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining the businesses. The achievement of the anticipated benefits of the merger is subject to a number of uncertainties, including general competitive factors in the marketplace and whether we are able to integrate the businesses of FCA and PSA in an efficient and effective manner and establish and implement effective operational principles and procedures. Failure to achieve these anticipated benefits could result in increased costs, decreases in our revenues and diversion of management’s time and energy, and could materially impact our business, cash flows, financial condition or results of operations. If we are not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits that we expect to achieve as a result of the merger may not be realized fully, or at all, or may take longer than expected to realize.
We have to devote significant management attention and resources to integrating the business practices and operations of FCA and PSA. Potential difficulties that we may encounter as part of the integration process include complexities associated with managing our business, such as difficulty integrating manufacturing processes, systems and technology, in a seamless manner, as well as integration of the FCA and PSA workforces. We have also incurred significant costs associated with the transaction and expect to incur significant costs in the future, including relating to the migration of our headquarters to the Netherlands. In addition, the integration of FCA’s and PSA’s businesses may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities relating to FCA, PSA or the merger. All of these factors could decrease or delay the expected accretive effect of the merger.
It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with suppliers, customers and employees, achieve the anticipated benefits of the merger or maintain quality standards. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on our business, cash flows, financial condition or results of operations, which may affect the value of our common shares.
Uncertainties associated with the merger integration may cause a loss of management personnel or other key legacy employees of FCA or PSA which could adversely affect our future business and operations.
We depend on the experience and industry knowledge of our management personnel and other key employees to execute on our business objectives. Our success also depends, in part, upon our ability to attract and retain management personnel and other key employees. Current employees may experience uncertainty about their roles within Stellantis, which may have an adverse effect on our ability to retain management and other key personnel.

FCA’s consolidated financial statements and the selected financial information included in this annual report may not be indicative of, and may differ materially from, our future results of operations following the merger.
FCA’s consolidated financial statements and the selected financial information included in this report have been prepared on the basis of FCA’s historical accounts and represent FCA’s historical operations prior to the merger. In the future, the financial statements of Stellantis will be based on PSA’s accounts, where the historical assets and liabilities of FCA will be recorded based on the acquisition method of accounting. As a result, FCA’s historical financial information incorporated in this report is not indicative of the future operating results, cash flows or financial position of Stellantis upon consummation of the merger on January 16, 2021. Under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. FCA’s consolidated financial statements do not include the impact of the merger, nor future events that may occur, including the costs of integrating the legacy FCA and PSA businesses as well as any future nonrecurring charges resulting from the merger, and do not consider potential impacts of current market conditions on revenues or cost efficiencies nor the effects of the purchase method of accounting of the merger in accordance with IFRS 3, Business Combinations.
There can be no assurance that the Faurecia Distribution will occur promptly, or at all.
On January 25, 2021, the Board of Directors resolved to convene an extraordinary shareholders meeting, to be held on March 8, 2021, in order to approve the proposed distribution to the Stellantis shareholders, through a reduction of the share capital of Stellantis, of (i) our Faurecia ordinary shares, representing approximately 39 percent of the share capital of Faurecia, and (ii) cash equal to approximately 308 million euro (corresponding to the proceeds of the sale by PSA, prior to the merger, of approximately seven percent of the Faurecia ordinary shares) (the “Faurecia Distribution”). The approval of Stellantis shareholders is required for the Faurecia Distribution, and it may not be obtained. Therefore, there can be no assurance that the Faurecia Distribution will occur promptly or at all.
Risks Related to the Ownership of Our Shares
Our maintenance of three exchange listings may adversely affect liquidity in the market for our common shares and result in pricing differentials of Stellantis common shares between the three exchanges.
Our common shares are currently traded on the NYSE, MTA and Euronext Paris. The tripartite listing of our common shares may adversely affect the liquidity of the shares in one or several markets. In addition, the tripartite listing of our common shares may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the trading currencies, among other factors, may result in different trading prices for our common shares on the three exchanges.
Our loyalty voting structure may concentrate voting power in a small number of our shareholders and such concentration may increase over time.
Shareholders who hold our common shares for an uninterrupted period of at least three years may elect to receive one special voting share in addition to each common share held, provided that such shares have been registered in the Loyalty Register upon application by the relevant holder. If our shareholders holding a significant number of common shares for an uninterrupted period of at least three years elect to receive special voting shares, a relatively large proportion of voting power could be concentrated in a relatively small number of shareholders who would have significant influence over Stellantis. As a result, the ability of other shareholders to influence decisions would be reduced.
The loyalty voting structure may affect the liquidity of our common shares and reduce our share price.
Our loyalty voting structure could reduce the liquidity of our common shares and adversely affect the trading prices of our common shares. The loyalty voting structure is intended to reward our shareholders for maintaining long-term share ownership by granting persons holding shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the Loyalty Register, any corresponding special voting shares will be transferred to us for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.
Our loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of voting power could be concentrated in a relatively small number of shareholders, which may make it more difficult for third parties to seek to acquire control of us by purchasing shares that do not benefit from the additional voting power of the special voting shares. The possibility or expectation of a change of control transaction typically leads to higher trading prices and conversely, if that possibility is low, trading prices may be lower. The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changing our management.
Resales of Stellantis common shares following the merger may cause the market value of Stellantis common shares to decline.
Several reference shareholders of Stellantis are subject to restrictions on share sales for a three-year period following the merger, but will be free to sell once those restrictions expire. Furthermore, Dongfeng is required to sell approximately 36 million Stellantis common shares to third parties by December 31, 2022; in addition, Dongfeng is not subject to any resale restriction relating to its other Stellantis common shares. All other shareholders, which own the majority of our common shares, are not subject to any resale restrictions. The resale of such shares in the public market from time to time, particularly on the part of Dongfeng, or on the part of any Reference Shareholder following expiration of the lock-up, or the perception that such resales may occur could have the effect of depressing the market value for Stellantis common shares.
Risks Related to Our Business, Strategy and Operations
Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of our products and the provision of our services and adversely impact our business.
On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization (“WHO”), leading to government-imposed quarantines, travel restrictions, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for businesses to curtail or cease normal operations. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, has led to a global economic slowdown and a significant decrease in demand in the global automotive market, which may persist even after certain restrictions related to the COVID-19 outbreak are lifted.
FCA and PSA took a number of steps as a result of the pandemic, in line with advice provided by the WHO and the public health measures imposed in the countries in which they operated. For example, in the first half of 2020, FCA and PSA implemented a temporary suspension of production across all of their facilities, which lasted, depending on the region, several weeks or months.
As a result of the restrictions described above, and consumer reaction to the COVID-19 outbreak in general, showroom traffic at our dealers has dropped significantly and many dealers have temporarily ceased operations, thereby reducing the demand for our products and leading to dealers purchasing fewer vehicles, parts and accessories. In addition, the COVID-19 outbreak has caused significant disruptions of our supply chain and may cause additional disruptions in the future. These disruptions may negatively impact the availability and price at which we are able to source components and raw materials globally, which could reduce the number of vehicles we will be able to manufacture and sell. We may not be able to pass on increases in the price of components and raw materials to our customers, which may adversely impact our results of operations. Furthermore, the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. The pandemic may also lead to downward pressure on vehicle prices and contribute to an already challenging pricing environment in the automotive industry. In addition, the COVID-19 outbreak has led to higher working capital needs and reduced liquidity or limitations in the supply of credit, which may lead to higher costs of capital for us. Lastly, COVID-19 has resulted in a sharp increase in unemployment rates compared to pre-COVID-19 levels. We expect that the economic uncertainty and higher unemployment may result in higher defaults in our consumer financing portfolio and prolonged unemployment may negatively impact demand for both new and used vehicles. These and other factors arising from the COVID-19 pandemic have had, and could continue to have, a material adverse impact on our business, financial condition and results of operations.

Our automotive operations generally realize minimal revenue while their respective plants are shut down, but they continue to incur expenses. The negative cash impact is exacerbated by the fact that, despite not producing vehicles, we have to continue to pay suppliers for components purchased earlier in a high volume environment. In addition, FCA and PSA deferred a significant number of capital expenditure programs, delayed or eliminated non-essential spending, and significantly reduced marketing expenses. These measures could have a material adverse effect on our ability to maintain full production levels.
Further, even during times when restrictions on movement and business operations are eased, we may still elect to shut down some, or all, of our production sites and other facilities, either in the event of an outbreak of COVID-19 among our employees, or as a preventive measure to contain the spread of the virus and protect the health of our workforce and their respective communities. Such restrictions on movement and business operations may be reimposed by governments in response to future recurrences or “waves” of the outbreak.
In addition, future government-sponsored liquidity or stimulus programs in response to the COVID-19 pandemic may not be available to our customers, suppliers, dealers, or the combined group, and if available, the terms may be unattractive or may be insufficient to address the impact of COVID-19.
The extent to which the COVID-19 pandemic will impact our results will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted. Following relaxation of restrictions in the late spring and summer of 2020, further waves of the pandemic have led to renewed restrictive measures including new regional or national lockdowns in several countries in which we operate. Although vaccination programs are being rolled out in many jurisdictions, the pace of vaccination is unclear and the efficacy on large populations is untested. The ultimate impact of the COVID-19 outbreak will depend on the length and severity of restrictions on business and individuals, the pandemic’s impact on customers, dealers, and suppliers, how quickly normal economic conditions, operations and demand for vehicles resume, the severity of the current economic downturn, any permanent behavioral changes that the pandemic may cause and any additional actions to contain the spread or mitigate the impact of the outbreak, whether government-mandated or elected by us. The future impact of COVID-19 developments will be greater if the regions and markets that are most profitable for us are particularly affected. See “If our vehicle shipment volumes deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market, and shipments of vehicles in the European market, our results of operations and financial condition will suffer”. These disruptions could have a material adverse effect on our business, financial condition and results of operations. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this report, including, but not limited to, the general economic conditions in which we operate, increases in the cost of raw materials and components and disruptions to our supply chain and liquidity.
If our vehicle shipment volumes deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market, and overall shipments of vehicles in the European market, our results of operations and financial condition will suffer.
As is typical for automotive manufacturers, we have significant fixed costs primarily due to our substantial investment in product development, property, plant and equipment and the requirements of collective bargaining agreements and other applicable labor relations regulations. As a result, changes in certain vehicle shipment volumes could have a disproportionately large effect on our profitability. In particular, our profitability would be impacted in the event of lower volumes of pickup trucks and larger SUVs in North America, and in the event of overall lower volumes in Europe.
Our profitability in North America, a region which contributed a majority of FCA’s profit in each of the last three years, is particularly dependent on demand for pickup trucks and larger SUVs. FCA’s pickup trucks and larger SUVs have historically been more profitable than other FCA vehicles and accounted for approximately 72 percent of FCA’s total U.S. retail vehicle shipments in 2020. A shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Dependence on pickup trucks and larger SUVs in North America is expected to continue.
Historically, PSA’s operating results have reflected a dependence on European markets, which increased with the purchase of the Opel and Vauxhall brands in August 2017. PSA generated a substantial majority of its profits and approximately 79 and 77 percent of its revenue in the European markets in the fiscal years 2019 and 2020, respectively. Therefore, we are significantly exposed to a slowdown or downturn in economic conditions in Europe, as well as enhanced competition in, or a deterioration of, the European vehicle market, that would trigger a decline in vehicle shipments in that market.

In addition, our larger vehicles, such as SUVs, tend to be priced higher and be more profitable on a per vehicle basis than smaller vehicles, both across and within vehicle lines. In recent years, the profitability of these models has been supported by strong consumer preference for SUVs, but there is no guarantee that this trend will continue in the future. For additional information on factors affecting our vehicle profitability, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends, Uncertainties and Opportunities – Vehicle Profitability”.
Moreover, we operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials. Accordingly, in periods in which vehicle shipments decline materially, we may suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high-volume environment during a period in which we receive lower proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of our assumptions, due to downturn in economic conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, enhanced competition in certain markets, loss of market share, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on our business, financial condition and results of operations.
Our business may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which we have little or no control.
With operations worldwide, our business, financial condition and results of operations may be influenced by macroeconomic factors within the various countries in which we operate, including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for, or availability of, consumer and business credit, the rate of unemployment, foreign currency controls and changes in exchange rates, as well as geopolitical risks, such as government instability, social unrest, the rise of nationalism and populism and disputes between sovereign states.
We are subject to other risks, such as increases in energy and fuel prices and fluctuations in prices of raw materials, including as a result of tariffs or other protectionist measures, changes to vehicle purchase incentive programs, and contractions in infrastructure spending in the jurisdictions in which we operate. In addition, these factors may also have an adverse effect on our ability to fully utilize our industrial capacity in some of the jurisdictions in which we operate. Unfavorable developments in any one or a combination of these risks (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies. For further discussion of risks related to the automotive industry, see “Risk Factors—Risks Related to the Industry in which We Operate”.
We have operations in a number of emerging markets, including Turkey, China, Brazil, Argentina, India and Russia and are particularly susceptible to risks relating to local political conditions, import and/or export restrictions (including the imposition of tariffs on raw materials and components we procure and on the vehicles we sell), and compliance with local laws and regulations in these markets. For example, in Brazil, FCA has historically received certain tax benefits and other government grants, that favorably affected FCA’s results of operations which, if not further extended, would expire at the end of 2025. Expiration of these tax benefits and government grants without their renewal or any change in the amount of such tax benefits or government grants could have a material adverse effect on our business, financial condition and results of operations.
We are also subject to other risks inherent to operating globally. For a discussion of certain tax-related risks related to our operating globally, see “Risk Factors—Risks Related to Taxation—We and our subsidiaries are subject to tax laws and treaties of numerous jurisdictions. Future changes to such laws or treaties could adversely affect us and our subsidiaries and our shareholders and holders of special voting shares. In addition, the interpretation of these laws and treaties is subject to challenge by the relevant governmental authorities”. European developments in data and digital taxation may also negatively affect some of our automated driving and infotainment connected services. Unfavorable developments in any one or a combination of these risk areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies.

On June 23, 2016, a majority of voters in a national referendum in the United Kingdom voted in favor of Brexit. The United Kingdom left the European Union on January 31, 2020. On December 24, 2020, the European Union and the United Kingdom announced that they had reached a new bilateral trade and cooperation deal governing the future relationship between the European Union and the United Kingdom (the “EU-UK Trade and Cooperation Agreement”) which was formally approved by the European Council, acting by the unanimity of all 27 EU member states, on December 29, 2020 and by the UK parliament on December 30, 2020. The EU-UK Trade and Cooperation Agreement became effective on a provisional basis from January 1, 2021, subject to ratification by the EU following consent by the European Parliament. The potential consequences are unclear if the European Parliament were to fail to approve the EU-UK Trade and Cooperation Agreement.
Under the terms of the EU-UK Trade and Cooperation Agreement, exports of motor vehicles and parts between the European Union and the United Kingdom are exempt from tariffs, to the extent the goods comply with certain “rules of origin” (i.e. if the goods contain a sufficient quantity of EU or UK inputs). We are currently assessing the full impact of the EU-UK Trade and Cooperation Agreement on our operations and on our supply chain. The application of the rules of origin may result in increased costs for us or for our suppliers (which, in turn, they would seek to pass on to us), and difficulties in the procurement of parts. In addition, the new customs procedures set forth in the EU-UK Trade and Cooperation Agreement result in increased complexity.
While the EU-UK Trade and Cooperation Agreement provides clarity with respect to the intended relationship between the European Union and the United Kingdom going forward, significant uncertainty remains around the details of such relationship, which will continue to be defined, and the full extent of the consequences of Brexit. The foregoing could have a material adverse effect on our business, financial condition and results of operations. Furthermore, Brexit could lead to fluctuations in the exchange rate between the pound sterling and the euro, which could adversely impact the sale of vehicles we import into, or export from, the United Kingdom. In 2020, PSA sold approximately 264,000 vehicles in the United Kingdom, which represented approximately 10 percent of total vehicles sold by PSA during that period. During the same period, FCA sold approximately 38,000 vehicles in the United Kingdom, approximately 1 percent of the total vehicles sold by FCA in 2020.
In recent years, there has been a significant increase in activity and speculation regarding tariffs and other barriers to trade imposed between governments in various regions, in particular the U.S. and its trading partners, China and the European Union. For example, we manufacture a significant number of our vehicles outside the U.S. (particularly in Canada, Mexico and Italy) for import into the U.S. We also manufacture vehicles in the U.S. that are exported to China. Tariffs or duties that impact our products could reduce consumer demand, make our products less profitable or the cost of required raw materials more expensive or delay or limit our access to these raw materials, each of which could have a material adverse effect on our business, financial condition and results of operations. In addition, a continued escalation in tariff or duty activity between the U.S. and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for our products.
We may be unsuccessful in efforts to increase the growth of some of our brands that we believe have global appeal and reach, which could have material adverse effects on our business.
We intend to focus on volume growth and margin expansion strategies, which include the renewal of key products, the launch of white-space products, the implementation of various electrified powertrain applications and partnerships relating to the development of autonomous driving technologies. Historically, FCA experienced challenges in expanding the product range and global sales of certain brands, in particular, Alfa Romeo. As a result, FCA rationalized its product plans, which resulted in the recognition of impairment charges in the third quarter of 2019. PSA experienced challenges with respect to the visibility of its brands in China and Russia, which led to reduced sales for PSA’s products in those markets. In addition, we may not be successful in positioning our DS brand as a premium brand in light of competition from established premium brands that benefit from favorable reputations and significant marketing budgets.
Our strategies continue to require significant investments in products, powertrains, production facilities, marketing and distribution networks. If we are unable to achieve our volume growth and margin expansion goals, we may be unable to earn a sufficient return on these investments, which could have a material adverse effect on our business, financial condition and results of operations. Our growth and investment strategy may also be adversely impacted by future potential developments of the COVID-19 pandemic. See “Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of our products and the provision of our services and adversely impact our business”.

Our future performance depends on our ability to offer innovative, attractive and fuel efficient products.
Our success depends on, among other things, our ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability.
We may not be able to effectively compete with other automakers with regard to electrification, autonomous driving, mobility, artificial intelligence and other emerging trends in the industry. In addition, we may fail to sufficiently adapt our business model to new forms of mobility, such as car-sharing, car-pooling and connected services. Such changes to mobility may also lead to a decrease in sales, as new forms of mobility gain market acceptance as alternatives to outright vehicle ownership by end users.
In certain cases, the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us, our partners and suppliers. These advances may not occur in a timely or feasible manner, we may not obtain rights to use these technologies and the funds that we have budgeted or expended for these purposes may not be adequate. Further, our competitors and others are pursuing similar and other competing technologies, and they may acquire and implement similar or superior technologies sooner than we will or on an exclusive basis or at a significant cost advantage. Even where we are able to develop competitive technologies, we may not be able to profit from such developments as anticipated. For example, the advent of electric and plug-in hybrid vehicles has fueled highly competitive pricing among automakers in order to win market share, which may significantly and adversely affect profits with respect to the sale of such vehicles. Furthermore, technological capabilities acquired through costly investment may prove short-lived, for example, if hybrid cars were replaced by fully electric cars sooner than expected. In addition, vehicle electrification may negatively affect after-sales revenues as electric vehicles are expected to require fewer repairs.
Further, as a result of the extended product development cycle and inherent difficulty in predicting consumer acceptance, a vehicle that is expected to be attractive may not generate sales in sufficient quantities and at high enough prices to be profitable. It can take several years to design and develop a new vehicle, and a number of factors may lengthen that schedule. For example, if we determine that a safety or emissions defect, mechanical defect or non-compliance with regulation exists with respect to a vehicle model prior to retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. Various elements may also contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in consumer preferences. In addition, vehicles we develop in order to comply with government regulations, particularly those related to fuel efficiency, greenhouse gas and tailpipe emissions standards, may not be attractive to consumers or may not generate sales in sufficient quantities and at high enough prices to be profitable.
If we fail to develop products that contain desirable technologies and are attractive to and accepted by consumers, the residual value of our vehicles could be negatively impacted. In addition, the increasing pace of inclusion of new innovations and technologies in our and our competitors’ vehicles could also negatively impact the residual value of our vehicles. A deterioration in residual value could increase the cost that consumers pay to lease our vehicles or increase the amount of subvention payments that we make to support our leasing programs.
The failure to develop and offer innovative, attractive and relevant products on a timely basis could have a material adverse effect on our business, financial condition and results of operations.
Our success largely depends on the ability of our management team to operate and manage effectively and our ability to attract and retain experienced management and employees.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the company and individual areas of the business. Our management team is critical to the execution of our direction and the implementation of our strategies. We may not be able to replace these individuals with persons of equivalent experience and capabilities. Attracting and retaining qualified and experienced personnel in each of our regions is critical to our competitive position in the automotive industry. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations, and we may be subject to work stoppages in the event we are unable to agree on collective bargaining agreement terms or have other disagreements.
Substantially all of our production employees are represented by trade unions, covered by collective bargaining agreements or protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce personnel costs quickly in response to changes in market conditions and demand for our products. As of December 31, 2020, approximately 87 percent of FCA’s employees and 93 percent of PSA’s Automotive Division employees were covered by collective bargaining agreements. See the section “—Trade Unions and Collective Bargaining” of this report for a description of these arrangements with regard to each of PSA and FCA. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully in order to compete more effectively, especially with automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.
If we fail to accurately forecast demand for our vehicles, our profitability may be affected.
We take steps to improve efficiency in our manufacturing, supply chain and logistics processes. This includes planning production based on sales forecasts, and in particular producing certain vehicle models with specified features based on forecasted dealer and end customer orders, which is expected to allow us to more efficiently and cost effectively manage our supply chain. This practice may result in higher finished goods inventory in certain periods when we anticipate increased dealer and end customer orders. Further, while it is expected that our analytical tools should enable us to align production with dealer and end customer orders, if such orders do not meet our forecasts, our profitability on these vehicles may be affected.
Our reliance on partnerships in order to offer consumers and dealers financing and leasing services exposes us to risks, including that our competitors may be able to offer consumers and dealers financing and leasing services on better terms than our consumers and dealers are able to obtain.
Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail consumers use a variety of finance and lease programs to acquire vehicles. Unlike many of our competitors, we do not own and operate a wholly-owned finance company dedicated solely to our mass-market vehicle operations in the U.S. and the majority of key markets in Europe, Asia and South America. We instead partner with specialized financial services providers through joint ventures and commercial agreements with third parties, including third party financial institutions, in order to provide financing to our dealers and retail consumers including in the U.S. and key markets in Europe, Asia and South America. Our reliance on partnerships in these key markets may increase the risk that our dealers and retail consumers will not have access to sufficient financing on acceptable terms, which may adversely affect our vehicle sales in the future.
Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail consumers, our reliance on partnerships in those markets could have a material adverse effect on our business, financial condition and results of operations.
Potential capital constraints may impair the financial services providers’ ability to provide competitive financing products to our dealers and retail consumers. For example, any financial services provider, including our joint ventures and controlled finance companies, will also face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or consumers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their cost of capital or capital requirements.
To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail consumers, such dealers and retail consumers may not have sufficient access to financing to purchase or lease vehicles. As a result, our vehicle sales and market share may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to changes in product distribution methods.
We are exposed to risks inherent in certain new methods of distribution, including the digitalization of points of sale and, more broadly, the transformation of our sales network in order to respond to developing trends in the automotive industry such as consumers’ shift towards online sales. Delays in the digital transformation of distribution methods, both at points of sale and in sales networks, as well as increased costs, whether as a result of the transformation of our sales network or new distribution methods, could impact our ability to effectively compete with other automakers. In addition, our employees may lack the necessary skills or training to implement or utilize such new distribution methods. If there is a delay or failure to implement new distribution methods or such transitions are not successful, there may be a material adverse effect on our business, financial condition and results of operations.
A significant security breach compromising the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our vehicles, as well as vehicles manufactured by other original equipment manufacturers (“OEMs”), contain complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. These electronic control systems, which are increasingly connected to external cloud-based systems, are susceptible to cybercrime, including threats of intentional disruptions, loss of control over the vehicle, loss of functionality or services and theft of personal information. These disruptions are likely to increase in terms of sophistication and frequency as the level of connectivity and autonomy in our vehicles increases. In addition, we may rely on third parties for connectivity and automation technology and services, including for the collection of our customers’ data. These third parties could unlawfully resell or otherwise misuse such information, or suffer data breaches. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems, as well as other central information systems and applications, employee workstations and other IT equipment. In addition, our vehicles are increasingly connected to external cloud-based systems while our industrial facilities have become more computerized. Our systems, and in particular those of our financing activities and joint venture partners following the digitalization of their operations, are susceptible to cybercrime and are regularly the target of threats from third parties, which could result in data theft, loss of control of data processed in an external cloud, compromised IT networks and stoppages in operations. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems, including through the exploitation of a weakness in our systems or the systems of our suppliers or service providers, could have a material adverse effect on our ability to manage and keep our manufacturing and other operations running effectively, and may damage our reputation. A malfunction or security breach that results in a wide or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.
In addition to supporting our operations, our systems collect and store confidential and sensitive data, including information about our business, consumers and employees. As technology continues to evolve, it is expected that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle shipments may suffer. We also collect, retain and use personal information, including data gathered from consumers for product development and marketing purposes, and data obtained from employees. In the event of a breach in security that allows third parties access to this personal information, we will be subject to a variety of laws on a global basis that could require us to provide notification to the data owners and subject us to lawsuits, fines and other means of regulatory enforcement.

For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or four percent of annual worldwide revenue. GDPR has required changes to FCA’s and PSA’s existing business practices and systems in order to ensure compliance and address concerns of customers and business partners. In addition, the California Consumer Privacy Act of 2018 became effective on January 1, 2020 and provides California residents with new data privacy rights. Several other U.S. states are also considering adopting laws and regulations imposing obligations regarding the handling of personal data. Complying with any new data protection-related regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that has a material adverse effect on our business, financial condition and results of operations.
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
We operate, or expect to expand our presence, in emerging markets, such as China and India, through partnerships and joint ventures. For instance, we operate the GAC FCA joint venture with Guangzhou Automobiles Group Co., Ltd., which locally produces the Jeep Cherokee, Jeep Renegade, Jeep Compass, Jeep Grand Commander and Jeep Commander PHEV (plug-in hybrid electric vehicle) primarily for the Chinese market, expanding the portfolio of Jeep SUVs currently available to Chinese consumers. Similarly, we operate a joint venture in China with Dongfeng Motor Group, namely Dongfeng Peugeot Citroën Automobile (“DPCA”), which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China, and Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”), which markets the vehicles produced by DPCA in China. In India, we have a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions and joint ventures with CK Birla Group for the manufacture of vehicles and powertrains.
Although our sales in the markets where these arrangements exist are currently limited, our ability to grow in these markets is important to our strategy and any issues with these arrangements may adversely affect those growth prospects. Our reliance on joint arrangements to enter or expand our presence in emerging markets may expose us to the risk of disagreement with our joint arrangement partners and the need to divert management resources to oversee these arrangements. Further, as these arrangements require cooperation with third party partners, these joint arrangements may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Industry in which We Operate
The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors.
Substantially all of our revenues are generated in the automotive industry, which is highly competitive and cyclical, encompassing the production and distribution of passenger cars, light commercial vehicles and components and systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America, the Middle East, Africa and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, the introduction of new technologies, response to new regulatory requirements, pricing, fuel economy, reliability, safety, consumer service and financial services offered. Some of our competitors are also better capitalized than we are and command larger market shares, which may enable them to compete more effectively in these markets. In addition, we are exposed to the risk of new entrants in the automotive market, which may have technological, marketing and other capabilities, or financial resources, that are superior to ours and of other traditional automobile manufacturers and may disrupt the industry in a way that is detrimental to us.
If our competitors are able to successfully integrate with one another or enter into significant partnerships with non-OEM technology companies, and we are not able to adapt effectively to increased competition, our competitors’ integration could have a material adverse effect on our business, financial condition and results of operations.

In the automotive business, sales to consumers and fleet customers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers and fleet customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand, particularly related to new technologies (for example, technologies related to compliance with evolving emissions regulations). The automotive industry is characterized by the constant renewal of product offerings through frequent launches of new models and the incorporation of new technologies in those models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions, coupled with more limited capital than our principal competitors, could have a material adverse effect on our business, financial condition and results of operations.
Intense competition, excess global manufacturing capacity and the proliferation of new products being introduced in key segments is expected to continue to put downward pressure on inflation-adjusted vehicle prices and contribute to a challenging pricing environment in the automotive industry for the foreseeable future. In the event that industry shipments decrease and overcapacity intensifies, our competitors may attempt to make their vehicles more attractive or less expensive to consumers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. In addition, our profitability depends in part on our ability to adjust pricing to reflect increasing technological costs (see “—Our future performance depends on our ability to offer innovative, attractive and fuel efficient products”). An increase in any of these risks could have a material adverse effect on our business, financial condition and results of operations.
Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could adversely affect our business.
In certain regions, including Europe and North America, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. If interest rates rise, market rates for new vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease our vehicles. Furthermore, because purchasers of our vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business, including steel, aluminum, lead, polymers, elastomers, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as electricity and natural gas. Also, as we begin to implement various electrified powertrain applications throughout our portfolio, we will also depend on a significant supply of lithium, nickel and cobalt, which are used in lithium-ion batteries. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our costs. Increased market power of raw material suppliers may contribute to such prices increasing. Additionally, as production of electric vehicles increases, we may face shortages of raw materials and lithium cells and be forced to pay higher prices to obtain them. We may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by higher vehicle prices or productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries, particularly those needed in catalytic converters and lithium-ion batteries. From time to time these may be susceptible to supply shortages or disruptions. In addition, our industrial efficiency will depend in part on the optimization of the raw materials and components used in the manufacturing processes. If we fail to optimize these processes, we may face increased production costs.

We are also exposed to the risk of price fluctuations and supply disruptions and shortages, including due to supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, trade restrictions, tariffs, natural or man-made disasters, epidemics or pandemics of diseases, or production difficulties. For example, a global semiconductor shortage impacted our production volumes in early 2021. It is not possible to guarantee that we will be able to maintain arrangements with suppliers that assure access to these raw materials at reasonable prices. Fluctuations in the price of parts and components can adversely affect our costs and profitability, and any such effect may be material. Further, trade restrictions and tariffs may be imposed, leading to increases in the cost of raw materials and delayed or limited access to purchases of raw materials, each of which could have a material adverse effect on our business, financial condition and results of operations.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability and delay commercial launches. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in the supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations. This risk can increase during periods of economic uncertainty such as the crisis resulting from the outbreak of COVID-19, or as a result of regional economic disruptions such as that experienced in LATAM due to the deterioration in Argentina’s economic condition in recent years. With respect to the impact of the outbreak of COVID-19 on the supply chain of FCA and PSA, see “—Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of our products and the provision of our services and adversely impact our business”.
We are subject to risks related to natural and industrial disasters, terrorist attacks and climatic or other catastrophic events.
Our production facilities are subject to risks related to natural disasters, such as earthquakes, fires, floods, hurricanes, other climatic phenomena, environmental disasters and other events beyond our control, such as power loss and uncertainties arising out of armed conflicts or terrorist attacks.
Any catastrophic loss or significant damage to any of our facilities would likely disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue. For example, in 2011, the earthquake off the coast of Fukushima in Japan disrupted part of PSA’s diesel engine production due to a supply shortage at one of its Japanese suppliers.
The occurrence of a major incident at a single manufacturing site could compromise the production and sale of several hundred thousand vehicles. In addition, any such catastrophic loss or significant damage could result in significant expense to repair or replace the facility and could significantly curtail our research and development efforts in the affected area, which could have a material adverse consequence on our business, financial condition and results of operations.
Measures taken, particularly in Europe, to protect against climate change, such as implementing an energy management plan, which sets out steps to reuse lost heat from industrial processes, making plants more compact and reducing logistics-related CO2 emissions, as well as using renewable energy, may also lead to increased capital expenditures.
We are subject to risks associated with exchange rate fluctuations, interest rate changes and credit risk.
We operate in numerous markets worldwide and are exposed to risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities. Additionally, a significant portion of our operating cash flow is generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro.

We use various forms of financing to cover funding requirements for our activities. Moreover, liquidity for industrial activities is principally invested in variable and fixed rate or short-term financial instruments. FCA’s legacy financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Banque PSA Finance also operates a matching policy by using appropriate financial instruments to match interest rates on its loans and related liabilities. Nevertheless, changes in interest rates can affect our net revenues, finance costs and margins.
In addition, although we manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, financial condition and results of operations.
Our financial services activities are also subject to the risk of insolvency of dealers and retail consumers. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail consumers, we may not be able to successfully mitigate such risks.
Risks Related to the Legal and Regulatory Environment in which We Operate
Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results.
As we seek to comply with government regulations, particularly those related to fuel efficiency, vehicle safety and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. Greenhouse gas emissions standards also apply to our production facilities in several jurisdictions in which we operate, which may require investments to upgrade facilities and increase operating costs. In addition, a failure to decrease the energy consumption of plants may lead to penalties, each of which may adversely affect our profitability. In addition, the European Union’s Green Deal could result in changes to laws and regulations, including requiring, or incentivizing, financial institutions to reduce lending to industries responsible for significant greenhouse gas emissions, which could result in an increase in the cost of our European financings.
Our production facilities are also be subject to a broad range of additional requirements governing environmental, health and safety matters, including those relating to registration, use, storage and disposal of hazardous materials and discharges to water and air (including emissions of sulphur oxide, nitrogen oxide, volatile organic compounds and other pollutants). A failure to comply with such requirements, or additional requirements imposed in the future, may result in substantial penalties, claims and liabilities which could have a material adverse effect on our business, financial condition and results of operations. We may also incur substantial cleanup costs and third-party claims as a result of environmental impacts that may be associated with our current or former properties or operations.
Regulatory requirements in relation to CO2 emissions from vehicles, such as the Corporate Average Fuel Efficiency (CAFE) standards in the U.S., are increasingly stringent. On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s new rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule.

An increasing number of cities globally have also introduced restricted traffic zones, which do not permit entry to vehicles unless they meet strict emissions standards. As a result, consumer demand may shift towards vehicles that are able to meet these standards, which in turn could lead to higher research and development costs and production costs for us. A failure to comply with applicable emissions standards may lead to significant fines, vehicle recalls, the suspension of sales and third-party claims and may adversely affect our reputation. We are particularly exposed to the risk of such penalties, given our sale of light vehicles in markets where regulations on fuel consumption are very stringent, particularly in Europe. In addition, the harmful effects of atmospheric pollutants, including greenhouse gases, on ecosystems and human health have become an area of major public concern and media attention. As a result, we may suffer significant adverse reputational consequences, in addition to penalties, in the event of non-compliance with applicable regulations.
The number and scope of regulatory requirements, along with the costs associated with compliance, are expected to increase significantly in the future, particularly with respect to vehicle emissions. These costs could be difficult to pass through to consumers, particularly if consumers are not prepared to pay more for lower-emission vehicles. For a further discussion of the regulations applicable to us, see the section “Group Overview—Environmental and Other Regulatory Matters” in this report. For example, EU regulations governing passenger car and LCV fleet average CO2 emissions became significantly more stringent in 2020, imposing material penalties if targets are exceeded. The increased cost of producing lower-emitting vehicles may lead to lower margins and/or lower volumes of vehicles sold. Given the significant portion of our sales in Europe, our vehicles will be particularly exposed to such regulatory changes, as well as other European regulatory developments (including surcharges), which may have a serious impact on the number of cars we sell in this region and therefore on our profitability.
A U.S. federal regulation prohibits U.S. states such as California from imposing their own environmental greenhouse gas regulatory requirements on the vehicles that we sell, which has resulted in litigation and uncertainty regarding the applicability of those state regulations. The U.S. federal government is also undertaking a review of federal environmental regulations applicable to our vehicles, as well as the stringency of nationwide fuel economy standards. Uncertainty regarding these regulations, and the outcome of these proceedings, may increase our costs of compliance. Furthermore, some of our competitors may be capable of responding more swiftly to increased regulatory requirements, or may bear lower compliance costs, thereby strengthening their competitive position compared to ours. See “The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors”.
Most of our suppliers face similar environmental requirements and constraints. A failure by our suppliers to meet applicable environmental laws or regulations may lead to a disruption of our supply chain or an increase in the cost of raw materials and components used in production and could have a material adverse effect on our business, financial condition and results of operations.
We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers.
On January 10, 2019, FCA announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, FCA US continues to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). FCA US has engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but has reached settlement agreements with less than 100 of these remaining plaintiffs.

In the U.S., FCA US remains subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. FCA US has continued discussions with the DoJ, Criminal Division to determine whether it can reach an appropriate resolution of their investigation as it relates to FCA US, which may involve the payment of penalties and other non-financial sanctions. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
FCA also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we are working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
FCA also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In December 2019, the MIT notified FCA that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
In July 2020, unannounced inspections took place at several of our sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We are cooperating with the investigations. Several FCA companies and our Dutch dealers were recently served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain FCA E5 and E6 diesel vehicles. A similar claim has been announced in the UK but not yet served on the Company. We are also defending a number of individual consumer claims alleging emissions non-compliance of certain of our vehicles in Germany.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other FCA vehicles.
In April 2016, the French Directorate General for Competition, Consumer Affairs and Fraud Control (“DGCCRF”) initiated an investigation regarding emissions from diesel engines, including engines used in PSA vehicles. In February 2017, the French Ministry of Economy issued a press release announcing that the DGCCRF referred the case to the prosecutor’s office of Versailles. None of PSA or its employees have been charged with any criminal offense. We continue to cooperate with the relevant French judicial authorities and present our position on any concerns raised during this investigation.
Our subsidiary, Opel Automobile GmbH, is performing recalls of 95,781 Opel vehicles built by Adam Opel GmbH between 2013 and 2016 to update the emissions control system software. After Opel Automobile GmbH initiated voluntary field campaigns on these vehicles, as agreed with the KBA, the KBA ordered in 2018 that these campaigns be changed into mandatory recalls to update all outstanding vehicles. As of December 31, 2020, more than 78 percent of the vehicles had received the software update, and specifically in Germany, more than 96 percent. Opel Automobile GmbH also faces a number of related private lawsuits (not class actions). .
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

For example, in November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM in an effort to force a merger between GM and FCA NV. The court dismissed the lawsuit with prejudice on July 8, 2020 on the basis that the alleged conduct did not constitute a violation of RICO. On August 3, 2020, GM filed a motion requesting that the court amend or alter its judgment, which the court denied. On August 17, 2020, GM provided notice of appeal to the U.S. Court of Appeals for the Sixth Circuit. GM has also filed an action against FCA in Michigan state court, making substantially the same claims as it made in the federal litigation. In that case, FCA US and FCA NV filed a motion for summary disposition on November 24, 2020, and GM filed a motion to compel discovery on December 16, 2020. Oral arguments on FCA’s motion for summary disposition and GM’s motion for expedited discovery were held on February 26, 2021 and were adjourned to be continued on March 5, 2021.
In addition, FCA and other Brazilian taxpayers have had significant disputes with the Brazilian tax authorities regarding the application of Brazilian tax law. We believe that it is more likely than not that there will be no significant impact from these disputes. However, given the current economic conditions and uncertainty in Brazil, new tax laws or more significant changes such as tax reform may be introduced and enacted. Changes to the application of existing tax laws may also occur or the realization of accumulated tax benefits may be limited, delayed or denied. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
For additional risks regarding certain proceedings, see “We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers”.
We face risks related to quality and vehicle safety issues, which could lead to product recalls and warranty obligations that may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
Our performance is, in part, dependent on complying with quality and safety standards, meeting customer expectations and maintaining our reputation for designing, building and selling safe, high-quality vehicles. Given the global nature of our business, these standards and expectations may vary according to the markets in which we operate. For example, vehicle safety standards imposed by regulations are increasingly stringent. In addition, consumers’ focus on vehicle safety may increase further with the advent of autonomous and connected cars. If we fail to meet or adhere to required vehicle safety standards, we may face penalties, become subject to other claims or liabilities or be required to recall vehicles.
The automotive industry in general has experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. For example, in November 2019, FCA voluntarily recalled more than 700,000 SUVs worldwide due to problems with an electrical connection that could result in a vehicle stall. FCA’s costs related to vehicle recalls have been significant and typically include the cost of replacement parts and labor to remove and replace parts. Our costs related to vehicle recalls could increase in the future.
Recall costs substantially depend on the nature of the remedy and the number of vehicles affected and may arise many years after a vehicle’s sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and cause consumers to question the safety or reliability of our products. Given the intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high. Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. These factors, including any failure rate that exceeds our assumptions, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations relating to corruption and bribery, as well as stakeholder expectations relating to human rights in the supply chain and a failure to meet these legislative and stakeholder standards could lead to enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers.
We are subject to laws and regulations relating to corruption and bribery, including those of the U.S., the United Kingdom and France, which have an international reach and which cover the entirety of our value chain in all countries in which we operate. We also have significant interactions with governments and governmental agencies in the areas of licensing, permits, regulatory, compliance and environmental matters among others. A failure to comply with laws and regulations relating to corruption and bribery may lead to significant penalties and enforcement actions and could also have a long-term impact on our presence in one, or more, of the markets in which such compliance failures have occurred.
In addition, our customers may have expectations relating to the production conditions and origin of the products they purchase. Therefore, it is important for us to seek to demonstrate transparency across the entire supply chain, which may result in additional costs being incurred. A failure by us, or any of our suppliers or subcontractors, to comply with employment or other production standards and expectations may result in adverse consequences to our reputation, disruptions to our supply chain and increased costs as a result of remedial measures needing to be undertaken to meet stakeholder expectations, which could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to adequately protect our intellectual property rights, which may harm our business.
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights will be sufficient to provide us with a competitive advantage against others who offer products similar to our products. For example, another OEM has produced a vehicle closely resembling one of FCA’s Jeep models for sale in the U.S. FCA brought proceedings to stop these practices and rulings have been in FCA’s favor. In response, the OEM has attempted to gain approval for a redesigned model. We are seeking to enjoin this practice as well, but cannot be certain of the final outcome. More generally, despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.
The laws of some countries in which we operate do not offer the same protection of intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult to protect our intellectual property from misuse or infringement there. Our inability to protect our intellectual property rights in some countries could have a material adverse effect on our business, financial condition and results of operations.
It may be difficult to enforce U.S. judgments against us.
We are incorporated under the laws of the Netherlands, and a substantial portion of our assets is outside of the U.S. Most of our directors and senior management and our independent auditors are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon these persons. It may also be difficult for U.S. investors to enforce within the U.S. judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether the courts outside the U.S. would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.

As an employer with a large workforce, we face risks related to the health and safety of our employees, as well as reputational risk related to diversity, inclusion and equal opportunity.
We employ a significant number of people who are exposed to health and safety risks as a result of their employment. Working conditions can cause stress or discomfort that can impact employees’ health and may result in adverse consequences for our productivity. In addition, as an automotive manufacturer, a significant number of our employees are shift workers in production facilities, involving physical demands which may lead to occupational injury or illness. The use or presence of certain chemicals in production processes may adversely affect the health of our employees or create a safety risk. As a result, we could be exposed to liability from claims brought by current or former employees and our reputation, productivity, business, financial condition and results of operations may be affected.
Our stakeholders are expected to place increased emphasis on the importance of diversity, inclusion and equal opportunity in the workplace, against a backdrop of developing legal requirements in these areas. We may suffer adverse effects on our reputation if we fail to meet our stakeholders’ expectations, which could result in an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Liquidity and Existing Indebtedness
Limitations on our liquidity and access to funding, as well as our significant outstanding indebtedness, may restrict our financial and operating flexibility and our ability to execute our business strategies, obtain additional funding on competitive terms and improve our financial condition and results of operations.
Our performance depends on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Our indebtedness may have important consequences on our operations and financial results, including:
•we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
•we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes, including product development; and
•we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.
The COVID-19 pandemic put significant pressure on FCA’s and PSA’s liquidity, leading to an increase in the level of net indebtedness, which could increase the aforementioned risks. During the year ended December 31, 2020, FCA took several actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion, completing an offering of €3.5 billion of notes under its Medium Term Note Programme, and entering into a new €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group. FCA also drew its €6.25 billion syndicated revolving credit facility, which has since been repaid. PSA also took several actions during the year ended December 31, 2020 in order to secure its liquidity and financial position. In April 2020, PSA signed a new €3 billion syndicated line of credit, which was undrawn as of the date of this report, and in May 2020, PSA issued €1 billion of 2.75 percent notes due 2026 under its European Medium-Term Notes program. Our liquidity could also be adversely affected if our vehicle shipments decline materially, whether as a result of COVID-19 or otherwise. In addition, while our credit ratings are investment grade, any deterioration of our credit ratings may significantly affect our funding and prospects.
We could, therefore, find ourselves in the position of having to seek additional financing or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to a decrease in vehicle shipments, the amount of, or restrictions in, our existing indebtedness, conditions in the credit markets, our perceived creditworthiness, general economic conditions or otherwise, may adversely impact our ability to execute our business strategies and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to shortfalls in our pension plans which may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations.
Certain of our defined benefit pension plans are currently underfunded. For example, as of December 31, 2020, FCA’s defined benefit pension plans were underfunded by approximately €4.1 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. See Note 2, Basis of preparation-Significant accounting policies—Employee benefits within the FCA Consolidated Financial Statements included elsewhere in this report.
Any reduction in the discount rate or the value of plan assets, or any increase in the present value of obligations, may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions to our U.S. pension plans, it could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency.
Risks Related to Taxation
The French tax authorities may deny, revoke or disregard in whole or in part the rulings confirming the neutral tax treatment of the merger for former PSA and the transfer of tax losses carried forward by the legacy PSA French tax consolidated group.
Several tax ruling requests have been granted by the French tax authorities regarding certain tax consequences of the merger.
In particular, the French tax authorities have confirmed (i) that the merger will fulfill the conditions to benefit from the favorable corporate income tax regime set forth in Article 210 A of the French Tax Code (which mainly provides for a deferral of taxation of the capital gains realized by PSA as a result of the transfer of all its assets and liabilities pursuant to the merger).
Such tax regimes and tax rulings are subject to certain conditions being met and are based on certain declarations, representations and undertakings given by us to the French tax authorities. If the French tax authorities consider that the relevant declarations, representations, conditions or undertakings were not correct or are not complied with, they could revoke or disregard the rulings that have been granted in respect of the merger.
In addition, as required by law, a tax ruling request has also been filed with the French tax authorities in order to allow for the transfer of a large majority of the French tax losses carried forward of the former PSA French tax consolidated group to our French permanent establishment and for the carry-forward of French tax losses transferred to our French permanent establishment against future profits of our French permanent establishment and certain companies of the former PSA French tax consolidated group pursuant to Articles 223 I-6 and 1649 nonies of the French Tax Code. As of the date of this report, this ruling has not yet been granted by the French tax authorities.

If the French tax authorities consider that the applicable conditions to allow for the transfer of French tax losses carried forward of the former PSA French tax consolidation are not fulfilled, the French tax authorities could deny the benefit of such transfer and therefore refuse to grant the requested ruling or agree on a partial transfer only. If this ruling is granted, the French tax authorities could also revoke or disregard this ruling on the basis that the relevant declarations, representations and undertakings are not correct or complied with or if the conditions provided under French tax law are not met.
A decision by the French tax authorities to deny, revoke or disregard the tax rulings in the future would likely result in significant adverse tax consequences to us that could have a significant effect on our results of operations or financial position. If the requested tax rulings are denied or revoked, the main adverse tax consequences for us would be that (i) all unrealized capital gains at the level of former PSA at the time of the merger would be taxed; and (ii) the tax losses carried forward at the level of former PSA would not be transferred to our French permanent establishment or would be forfeited.
We operate so as to be treated exclusively as a resident of the Netherlands for tax purposes after the transfer of our tax residency to the Netherlands, but the tax authorities of other jurisdictions may treat us as also being a resident of another jurisdiction for tax purposes.
Since we are incorporated under Dutch law, we are considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes. In addition, with effect from January 17, 2021 and taking into account the sanitary restrictions and limitations applicable under the current COVID-19 crisis, we intend to maintain our management and organizational structure in such a manner that we (i) should be regarded to have our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in the Netherlands, (ii) should not be regarded as a tax resident of any other jurisdiction (and in particular of France or Italy) either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with the Netherlands) and (iii) should be deemed resident only in the Netherlands, including for the purposes of the France-Netherlands and Italy-Netherlands tax treaties. We also hold permanent establishments in France and Italy.
However, the determination of our tax residency primarily depends upon our place of effective management, which is a question of fact based on all circumstances. Because the determination of our residency is highly fact sensitive, no assurance can be given regarding the final determination of our tax residency.
If we were concurrently resident in the Netherlands and in another jurisdiction (applying the tax residency rules of that jurisdiction), we may be treated as being tax resident in both jurisdictions, unless such other jurisdiction has a double tax treaty with the Netherlands that includes either (i) a tie-breaker provision which allocates exclusive residence to one jurisdiction only or (ii) a rule providing that the residency needs to be determined based on a mutual agreement procedure and the jurisdictions involved agree (or, as the case may be, are compelled to agree through arbitration) that we are resident in one jurisdiction exclusively for treaty purposes. In the latter case, if no agreement is reached in respect of the determination of the residency, the treaty may not apply and we could be treated as being tax resident in both jurisdictions.
A failure to achieve or maintain exclusive tax residency in the Netherlands could result in significant adverse tax consequences to us, our subsidiaries and our shareholders and could result in tax consequences for our shareholders that differ from those described in the section entitled “Taxation”. The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of Stellantis shareholders and holders of special voting shares, on the specific situation of each Stellantis shareholder or each holder of special voting shares.
We may not qualify for benefits under the tax treaties entered into between the Netherlands and other countries.
With effect from January 17, 2021, and taking into account the sanitary restrictions and limitations applicable under the current COVID-19 crisis, we operate in a manner such that we will be eligible for benefits under the tax treaties entered into between the Netherlands and other countries, notably France, Italy and the U.S. However, our ability to qualify for such benefits depends upon (i) our being treated as a Dutch tax resident for purposes of the relevant tax treaty, (ii) the fulfillment of the requirements contained in each applicable treaty as modified by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (including, but not limited to, any principal purpose test clause) and applicable domestic laws, (iii) the facts and circumstances surrounding our operations and management and (iv) the interpretation of the relevant tax authorities and courts.

Our failure to qualify for benefits under the tax treaties entered into between the Netherlands and other countries could result in significant adverse tax consequences to us, our subsidiaries and our shareholders and could result in tax consequences for our shareholders that differ from those described in the section entitled “Taxation”.
The tax consequences of the Loyalty Voting Structure are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for French, Italian, U.K., or U.S. tax purposes, and as a result, the tax consequences in those jurisdictions are uncertain.
In addition, the fair market value of the special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the special voting shares are not transferable and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect, which could result in significant adverse tax consequences to shareholders holding special voting shares.
The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares. See “Taxation” for further discussion.
There may be potential Passive Foreign Investment Company tax considerations for U.S. Shareholders.
We would be a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes with respect to a U.S. shareholder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) if for any taxable year in which such U.S. shareholder held our common shares, after the application of applicable “look-through rules” (i) 75% or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50% of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
In particular, if we were treated as a PFIC for U.S. federal income tax purposes for any taxable year during which a U.S. shareholder owned our common shares, then any gain realized by the U.S. shareholder on the sale or other disposition of our common shares would in general not be treated as capital gain. Instead, a U.S. shareholder would be treated as if it had realized such gain ratably over its holding period for our common shares. Amounts allocated to the year of disposition and to years before we became a PFIC would be taxed as ordinary income and amounts allocated to each other taxable year would be taxed at the highest tax rate applicable to individuals or corporations, as appropriate, in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Similar treatment may apply to certain “excess distributions” as defined in the Code.
While we believe our common shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is a factual determination made annually and thus may be subject to change. Moreover, we may become a PFIC in future taxable years if there were to be changes in our assets, income or operations. In addition, because the determination of whether a foreign corporation is a PFIC is primarily factual and because there is little administrative or judicial authority on which to rely to make a determination, the IRS may take the position that we are a PFIC. See “Taxation” for a further discussion.
The IRS may not agree with the determination that we should not be treated as a domestic corporation for U.S. federal income tax purposes, and adverse tax consequences could result to us and our shareholders if the IRS were to successfully challenge such determination.
Section 7874 of the Code provides that, under certain circumstances, a non-U.S. corporation will be treated as a U.S. “domestic” corporation for U.S. federal income tax purposes. In particular, certain mergers of foreign corporations with U.S. subsidiaries can, in certain circumstances, implicate these rules.

We do not believe we should be treated as a U.S. “domestic” corporation for U.S. federal income tax purposes. However, the relevant law is not entirely clear, is subject to detailed but relatively new regulations (the application of which is uncertain in various respects, and whose interaction with general principles of U.S. tax law remains untested) and is subject to various other uncertainties. Therefore, the IRS could assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Code Section 7874. In addition, changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, could affect our status as a foreign corporation. Such changes could potentially have retroactive effect. If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us and for certain of our shareholders. For example, if we were treated as a domestic corporation in the U.S., we would be subject to U.S. federal income tax on our worldwide income as if we were a U.S. domestic corporation, and dividends we pay to non-U.S. shareholders would generally be subject to U.S. federal withholding tax, among other adverse tax consequences. If we were treated as a U.S. domestic corporation, such treatment could materially increase our U.S. federal income tax liability.
The closing of the merger was not conditioned on our not being treated as a domestic corporation for U.S. federal income tax purposes or upon a receipt of an opinion of counsel to that effect. In addition, neither former FCA nor former PSA requested a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, while we do not believe we will be treated as a domestic corporation, no assurance can be given that the IRS will agree, or that if it challenges such treatment, it will not succeed.
The existence of a permanent establishment in France for us is a question of fact based on all the circumstances.
We maintain a permanent establishment in France to which the assets and liabilities of former PSA were allocated upon the merger for French tax purposes. However, no assurance can be given regarding the existence of a permanent establishment in France and the allocation of each asset and liability to such permanent establishment because such determination is highly fact sensitive and may vary in case of future changes in our management and organizational structure.
If we were to fail to maintain a permanent establishment in France, the main adverse tax consequences would be that (i) all unrealized capital gains at the level of the permanent establishment at that time would be taxed and (ii) the tax losses carried forward that may still be available at that time would be forfeited. In addition, if, in the future, any of former PSA’s assets and liabilities cease to be allocated to such establishment, this may result in (i) Stellantis being taxed in France on unrealized capital gains or profits with respect to the assets and liabilities deemed transferred outside of France and (ii) a portion of the tax losses carried forward that may still be available at that time being forfeited.
We and our subsidiaries are subject to tax laws and treaties of numerous jurisdictions. Future changes to such laws or treaties could adversely affect us and our subsidiaries and our shareholders and holders of special voting shares. In addition, the interpretation of these laws and treaties is subject to challenge by the relevant governmental authorities.
We and our subsidiaries are subject to tax laws, regulations and treaties in the Netherlands, France, Italy, the U.S. and the numerous other jurisdictions in which we and our affiliates operate. These laws, regulations and treaties could change on a prospective or retroactive basis, and any such change could adversely affect us and our subsidiaries and our shareholders and holders of special voting shares.
Furthermore, these laws, regulations and treaties are inherently complex and we and our subsidiaries will be obligated to make judgments and interpretations about the application of these laws, regulations and treaties to us and our subsidiaries and our operations and businesses. The interpretation and application of these laws, regulations and treaties could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Introduction
Stellantis N.V. is a public company with limited liability, incorporated and organized under the laws of the Netherlands. Following the cross-border legal merger of Peugeot S.A. with and into Fiat Chrysler Automobiles N.V. (the “merger”), the Company was renamed Stellantis N.V. The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE, on the regulated market of Euronext in Paris (“Euronext Paris”) and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A (“MTA”).
In accordance with the NYSE listing rules, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the revised Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2018 (the “Dutch Corporate Governance Code”) and was applicable as from the financial year starting January, 1 2017. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and its relationship with the general meeting of shareholders.
In this report, the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose, any material departure from the best practice provisions of the Dutch Corporate Governance Code in its current and future annual reports.
Corporate Offices and Home Member State
The Company is incorporated under the laws of the Netherlands. It has its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and the place of effective management of the Company is in the Netherlands.
The business address of the Board of Directors and the senior managers is Singaporestraat 92-100, 1175 RA Lijnden, the Netherlands.
The Company is registered at the Dutch trade register under number 60372958.
The Netherlands is Stellantis’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).
Pursuant to Article 3 of the Company’s articles of association (the “Articles of Association”), the objects for which the Company is established are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.

Board of Directors
Pursuant to the Company’s Articles of Association, its board of directors (the “Board of Directors”) consists of three or more directors (the “Directors”). The current slate of eleven Directors was elected on January 4, 2021, based on certain nomination arrangements included in the combination agreement. The election became effective as of January 17, 2021 (the “Governance Effective Time”), when the Stellantis governance came into force. Following the Governance Effective Time, the initial term of office of each of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman is five years. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time. Such initial terms of office shall lapse immediately after the close of the first annual general meeting held after four or five years (as applicable) have lapsed since the Governance Effective Time. Under the Articles of Association, after the initial term, the term of office of Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first annual Stellantis general meeting held after two years have lapsed following the appointment. Each Director may be re-appointed for an unlimited number of terms at any subsequent general meeting of shareholders.
The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer) and nine non-executive Directors. The Chief Executive Officer has day-to-day responsibility for the management of the Company. Pursuant to Article 22 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer acting individually. Pursuant to article 3(b) of the Regulations of the Board of Directors, if the Chairman is an executive director, he/she will be consulted and work together with the Chief Executive Officer on that basis on important strategic matters affecting the Company: budget/long-term strategic planning; mergers and acquisition transactions, including significant joint-ventures, investments and divestments; strategic evolution of the brand portfolio and significant product investment; appointments, succession planning and compensation for key positions in the Global Executive Committee; institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance; significant public relations matters and major communication events/topics; interaction with principal shareholders and key partners; and providing leadership to the Board of Directors and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management, in each case, without prejudice to the powers of the Board of Directors.
On certain key industrial matters, the CEO is supported by the key governance committees, in particular the Strategy Council, Business Review and Global Programme and Allocation Committees, which are responsible for executing the decisions of the CEO and Board of Directors and the day-to-day management of the Company, primarily to the extent it relates to its operational management, including reviewing the operating performance of the businesses and collaborating on certain operational matters.
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of Stellantis. The business address of each person listed below is c/o Singaporestraat 92-100, 1175 RA Lijnden, the Netherlands. The term of office of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman will expire immediately after the close of the annual general meeting of shareholders that will be held in 2026. The term of office of the other Directors will expire immediately after the close of the annual general meeting of shareholders that will be held in 2025.

Name		Year of Birth	Position	Nationality
John Elkann	M	1976	Chairman and Executive Director	Italian – U.S.
Carlos Tavares	M	1958	Chief Executive Officer and Executive Director	Portuguese
Robert Peugeot	M	1950	Vice Chairman and Non-Executive Director	French
Henri de Castries	M	1954	Senior Independent Director and Non-Executive Director	French
Andrea Agnelli	M	1975	Non-Executive Director	Italian
Fiona Clare Cicconi	F	1966	Non-Executive Director	British – Italian
Jacques de Saint-Exupéry	M	1957	Non-Executive Director	French
Nicolas Dufourcq	M	1963	Non-Executive Director	French
Ann Frances Godbehere	F	1955	Non-Executive Director	Canadian – British
Wan Ling Martello	F	1958	Non-Executive Director	U.S.
Kevin Scott	M	1972	Non-Executive Director	U.S.
In accordance with the combination agreement, Kevin Scott and Wan Ling Martello were nominated by FCA; Henri de Castries and Ann Godbehere by PSA; John Elkann and Andrea Agnelli by Exor; Nicolas Dufourcq by BPI; Robert Peugeot by EPF/FFP; and Fiona Clare Cicconi and Jacques de Saint-Exupéry in representation of FCA and PSA employees, respectively. See “—Articles of Association and Information on Stellantis Shares —Nomination Rights” below for a description of certain binding nomination arrangements set forth in the Articles of Association, which will apply to future terms of office.
We have determined that the following six of our eleven Board of Directors members qualify as independent for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code: Fiona Clare Cicconi, Henri de Castries, Nicolas Dufourcq, Ann Frances Godbehere, Wan Ling Martello, and Kevin Scott. The Board of Directors has also appointed Henri de Castries as Senior Independent Director and non-executive Director in accordance with Section 2.1.9 of the Dutch Corporate Governance Code.
Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.
During 2020, there were thirteen meetings of the FCA Board of Directors. The average attendance at those meetings was 100 percent.
Summary biographies for the current Directors of Stellantis are included below:
John Elkann (Chairman and Executive Director) – John Elkann is currently Chairman and Executive Director of Stellantis. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member from 1997, he became Chairman of FCA on October 12, 2014 and he became Chairman of Stellantis on the Governance Effective Time. John Elkann is also Chairman and Chief Executive Officer of Exor N.V. and Chairman of Giovanni Agnelli B.V.
Born in New York in 1976, John Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the FCA Group in the United Kingdom and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the United States and Europe. John Elkann is Chairman of Ferrari N.V. and Ferrari S.p.A., Chairman of GEDI Gruppo Editoriale S.p.A. and a board member of PartnerRe Ltd. He also was a board member of The Economist Group from 2009 to 2020. John Elkann is a member of the Board of Trustees and of the Nominating Committee of the Museum of Modern Art (MoMA). He also serves as Chairman of the Giovanni Agnelli Foundation.

Carlos Tavares (Chief Executive Officer and Executive Director) – Carlos Tavares is currently Chief Executive Officer and Executive Director of Stellantis. He joined the PSA Managing Board on January 1, 2014, he was appointed as Chairman of the PSA Managing Board on March 31, 2014 and he was appointed as Chief Executive Officer and Executive Director of Stellantis on the Governance Effective Time. Born in Portugal in 1958, Carlos Tavares graduated from École Centrale de Paris.
He held various positions within the Renault Group between 1981 and 2004, before joining the Nissan Group. Carlos Tavares was appointed Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America in 2009, before being appointed as Chief Operating Officer of Renault, a position he held until 2013. Carlos Tavares also serves as a director of Airbus Holding S.A., and is a member of the board of directors of the European Automobile Manufacturers’ Association (ACEA).
Robert Peugeot (non-executive Director) – Robert Peugeot, chairman of FFP’s board, is Vice Chairman and non-executive Director of Stellantis. Robert Peugeot joined the PSA Supervisory Board as permanent representative of FFP on April 25, 2014 and became Vice Chairman and non-executive Director of Stellantis on the Governance Effective Time. Born in France in 1950, Robert Peugeot is a graduate of École Centrale de Paris and Institut Européen d’Administration des Affaires (INSEAD).
Robert Peugeot has held various executive positions within PSA. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA’s Executive Committee. In addition, Robert Peugeot serves as chairman of the board of FFP S.A.; director of Établissements Peugeot Frères S.A.; director of Faurecia S.E.; director of FFP Investment UK Ltd.; chairman of F&P S.A.S.; managing director of S.A.R.L. CHP Gestion; managing director of SC Rodom; permanent representative of F&P S.A.S. on the board of directors of Safran S.A.; member of the supervisory board of Signa Prime; director of Sofina S.A.; member of the supervisory board of Soparexo S.C.A.; director of Tikehau Capital Advisors S.A.S; and permanent representative of Maillot II S.A.S, on the board of directors of Sicav Armene 2.
He is a Knight of the French National Order of Merit and a Knight of the French Legion of Honour.
Henri de Castries (non- executive Director) – Henri de Castries is Senior Independent Director and non-executive Director of Stellantis. Born in France in 1954, he is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d’Administration (ENA).
Henri de Castries was the chairman of the management board of AXA S.A. from 2000 and chairman and chief executive officer from April 2010 until September 2016. He previously worked for the French Finance Ministry Inspection Office and the French Treasury Department. In addition, Henri de Castries currently serves as chairman of Europe and special advisor of General Atlantic; chairman of the board of directors of AXA Assurances IARD Mutuelle; chairman of the board of directors of AXA Assurances Vie Mutuelle; member of the global advisory council of Leapfrog Investments Ltd; director of HSBC Holdings plc.; and vice-chairman of the board of directors of Nestlé S.A. Henri de Castries became Senior Independent Director and non-executive Director of Stellantis on the Governance Effective Time.
Andrea Agnelli (non-executive Director) – Andrea Agnelli is a non-executive Director of Stellantis. Andrea Agnelli is Chairman of Lamse (since 2007), a financial holding company, Chairman of Juventus Football Club S.p.A. (since 2010), Chairman of “Fondazione del Piemonte per l’Oncologia” (since 2017) and Chairman of the “European Club Association” (since 2017, board member since 2012).
Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). Andrea Agnelli began his professional career in 1999 at Ferrari Idea in Lugano before moving to Lausanne to join Philip Morris International, from 2001 to 2004. In 2005, he returned to Turin to work in strategic development for IFIL Investments S.p.A. (now EXOR N.V.).
Andrea Agnelli is also a board member of Giovanni Agnelli B.V., board member of Exor N.V., a member of UEFA’s Executive Committee and a member of the Advisory Board of BlueGem Capital Partners LLP. Previously he served as board member of Lega Serie A and as board member of the “Fondazione per la mutualità generale negli sport professionistici”. Andrea Agnelli was appointed to the board of directors of Fiat S.p.A. on May 30, 2004, became a member of the board of directors of FCA on October 12, 2014 and became a member of the Board of Directors of Stellantis on the Governance Effective Time.

Fiona Clare Cicconi (non-executive Director) – Fiona Clare Cicconi is an employee representative on the Stellantis Board of Directors. Born in London in 1966, Fiona Clare Cicconi became Head of People Operations for Google in January 2021. Prior to that she was Executive Vice President and Chief Human Resources Officer at AstraZeneca PLC from 2014. Fiona Clare Cicconi started her career at General Electric, where she held various human resources roles within the oil and gas business. Subsequently, she spent a number of years at Cisco, overseeing human resources in Southern Europe and then industrial and employee relations in EMEA, before joining F. Hoffmann La Roche in 2006. There, she was most recently responsible for global human resources for Global Technical Operations. Fiona Clare Cicconi became an employee representative on the Board of Directors of Stellantis on the Governance Effective Time.
Fiona Clare Cicconi holds a diploma in international business studies from Leeds Metropolitan University.
Jacques de Saint-Exupéry (non-executive Director) – Jacques de Saint-Exupéry is an employee representative on the Stellantis Board of Directors. Born in France in 1957, Jacques de Saint-Exupéry graduated from the Bordeaux Business School.
Jacques de Saint-Exupéry has held various positions within PSA since 1984. Since 2011, he has been working within the management control team covering the activities of the corporate finance and treasury department as well as the financial communication department.
In addition, Jacques de Saint-Exupéry has been involved in trade-union activity since 2008, including as secretary of the works council of PSA. Jacques de Saint-Exupéry became an employee representative on the Stellantis Board of Directors on the Governance Effective Time.
Nicolas Dufourcq (non-executive Director) – Nicolas Dufourcq is a non-executive Director of Stellantis. Born in France in 1963, Nicolas Dufourcq is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d’Administration (ENA).
Nicolas Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the French Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20bn in 2000. Between 1998 and 2003, he was CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Nicolas Dufourcq joined Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Nicolas Dufourcq has been the chief executive officer of Bpifrance SA. In addition, Nicolas Dufourcq serves as chief executive officer of Bpifrance Financement S.A.; chief executive officer of Bpifrance Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance Participations S.A.; permanent representative of Bpifrance Participations S.A. on the board of directors of Orange; vice-chairman of the supervisory board of STMicroelectronics N.V.; and member of the supervisory committee of Doctolib S.A.S. Nicolas Dufourcq became a non-executive Director of Stellantis on the Governance Effective Time.
Ann Frances Godbehere (non–executive Director) – Ann Frances Godbehere is a non-executive Director of Stellantis. Ann Frances Godbehere was born in Canada in 1955.
Ann Frances Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in 1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of Northern Rock bank in the initial period following its nationalization. Ann Frances Godbehere has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Most recently, and until May 2019, Ann Frances Godbehere served as a non-executive director of Rio Tinto plc and Rio Tinto Limited. She was also a senior independent director of Rio Tinto plc. In addition, Ann Frances Godbehere serves as non-executive director of Royal Dutch Shell plc. She is also a fellow of the Institute of Chartered Professional Accountants and a fellow of the Certified General Accountants Association of Canada. Ann Frances Godbehere became a non-executive Director of Stellantis on the Governance Effective Time.

Wan Ling Martello (non-executive Director) – Wan Ling Martello is a non-executive Director of Stellantis. Born in Manila, the Philippines, in 1958, Wan Ling Martello currently serves as a partner and cofounder at BayPine, a private equity firm, a role she has held since 2020. From 2015 to 2018, Wan Ling Martello served as executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa regions at Nestlé.
From 2012 to 2015, Wan Ling Martello served as Nestlé’s chief financial officer, and from 2011 to 2012 she served as Nestlé’s executive vice president. From 2005 to 2011, Wan Ling Martello was a senior executive at Walmart Stores, Inc., a retail corporation, where she served as executive vice president for global ecommerce and executive vice president, chief financial officer & strategy. Wan Ling Martello has served on the board of directors of Alibaba Group since 2015 and of Uber Technologies, Inc. since 2017. Wan Ling Martello became a non-executive Director of Stellantis on the Governance Effective Time.
Wan Ling Martello holds an MBA from the University of Minnesota and a BS from the University of the Philippines.
Kevin Scott (non-executive Director) – Kevin Scott is a non-executive Director of Stellantis. Born in Lynchburg, Virginia, in 1972, Kevin Scott is executive vice president of technology & research, and the chief technology officer of Microsoft since 2017. Kevin Scott’s 20-year career in technology spans both academia and industry as researcher, engineer and leader.
Prior to joining Microsoft, Kevin Scott was senior vice president of engineering and operations at LinkedIn from 2011 to 2016. Earlier in his career, Kevin Scott oversaw mobile ads engineering at Google, including the integration of Google’s acquisition of AdMob. At AdMob, Kevin Scott was responsible for engineering and operations for the world’s leading platform for mobile monetization. Before joining AdMob, Kevin Scott held numerous leadership positions at Google in the search and advertising divisions of the company. Kevin Scott became a non-executive Director of Stellantis on the Governance Effective Time.
Kevin Scott is the founder of the non-profit organization Behind the Tech, a member of the Anita Borg Institute’s board of trustees and a director of The Scott Foundation.
Kevin Scott holds an M.S. in computer science from Wake Forest University, a B.S. in computer science from University of Lynchburg, and has completed most of his Ph.D. in computer science at the University of Virginia.
Messrs. John Elkann and Andrea Agnelli, both Directors of Stellantis, are cousins.
Amount and Composition of the Remuneration of the Board of Directors
Details of the remuneration of the Board of Directors and its committees are set forth within the section “REMUNERATION REPORT” included elsewhere within this report.

Directors' Share Ownership
The table below shows the number of Stellantis common shares owned by members of the Board of Directors as at March 3, 2021:

Directors Owning Stellantis Common Shares	Shares	Percent of Class
John Elkann	298,435	—%
Carlos Tavares	567,892	—%
Robert Peugeot	1,742	—%
Henri de Castries	—	—%
Andrea Agnelli	36,102	—%
Fiona Clare Cicconi	—	—%
Jacques de Saint-Exupéry	348	—%
Nicolas Dufourcq	—	—%
Ann Frances Godbehere	—	—%
Wan Ling Martello	—	—%
Kevin Scott	—	—%
No members of senior management beneficially own 1% or more of the Company’s common shares.
Board Practices and Committees
Board Regulations
On January 17, 2021, the Board of Directors adopted its current regulations that deal with matters that concern the Board of Directors and its committees internally.
The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone or video conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.
The Board of Directors can only adopt valid resolutions when the majority of the Directors in office are present at the meeting or be represented thereat.
A Director may only be represented by another Director authorized in writing.
A Director may not act as a proxy for more than one other Director.
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, in accordance with the regulations adopted by the Board of Directors. Each Director shall have one vote.
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing against the resolution being adopted in this way prior to the adoption of the resolution.
The regulations are available on the Company’s website.
Committees
On January 17, 2021, the Board of Directors appointed the following internal committees: (i) an Audit Committee; (ii) a Governance and Sustainability Committee; and (iii) a Remuneration Committee, with such appointments becoming effective as of the Governance Effective Time.

The Audit Committee
On January 17, 2021, the Board of Directors adopted the current charter of the Audit Committee. The Audit Committee is responsible for assisting and advising the Board of Directors with respect to, inter alia: (i) the integrity of the Company’s financial statements, including any published interim reports, related press releases and other related corporate communications; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the Company’s policy on tax planning; (iv) the Company’s financing; (v) the Company’s applications of information and communication technology, including risks relating to cybersecurity; (vi) the systems of internal controls that management and the Board of Directors have established; (vii) the Company’s compliance with legal and regulatory requirements; (viii) the Company’s compliance with recommendations and observations of internal and independent auditors; (ix) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board of Directors, the independent auditors, the Company’s management and internal audit department (x) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xi) the qualifications, independence, oversight and remuneration of the Company’s independent auditors and any non-audit services provided to the Company by the independent auditors; (xii) the selection of the independent auditor by recommending an independent auditor for nomination, appointment or dismissal by the Company’s general meeting of shareholders; (xiii) the performance of the Company’s internal auditors and independent auditors; (xiv) risk management and risk assessment guidelines and policies, including major financial risk exposure, and the steps taken to monitor and control such risks; and (xv) the implementation and effectiveness of the Company’s ethics and compliance program.
The Audit Committee currently consists of Ann Frances Godbehere (Chairperson), Wan Ling Martello and Henri de Castries. The Audit Committee is elected by the Board of Directors and is comprised of independent Directors. The Senior Independent Director or a former executive Director may not serve as chairman of the Audit Committee. Audit Committee members are required (i) not to have any material relationship with the Company or perform the functions of auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee should be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC and section 2(3) of the decree on the establishment of an audit committee (Besluit instelling auditcommissie). No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the head of internal audit attend its meetings while the CEO is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and shall attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee shall meet with the independent auditors at least once per year outside the presence of the executive Directors and management.
Our Board of Directors has determined that all Audit Committee members are “audit committee financial experts”. All Audit Committee members are independent directors under the NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code.
During 2020, thirteen meetings of FCA’s Audit Committee were held. The average attendance of its members at those meetings was 98 percent. The Committee reviewed the FCA Group financial results on a quarterly basis with the assistance of the FCA Group Chief Financial Officer and other Company officers mainly from finance and legal departments, focusing on main business drivers in addition to key accounting and reporting matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. The Committee received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. The Committee also reviewed the Registration Statement on Form F-4 and the Admission Prospectus for listing of the Stellantis shares resulting from the merger of Peugeot S.A. with and into Fiat Chrysler Automobiles N.V. and the admission to trading on the New York Stock Exchange, Euronext Paris, and Mercato Telematico Azionario. Internal Audit activity was reviewed on a regular basis with the Chief Audit, Sustainability and Compliance Officer attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Group, the Committee was regularly involved in the review and approval of transactions entered into with related parties.

The Remuneration Committee
On January 17, 2021, the Board of Directors adopted the current charter of the Remuneration Committee. The Remuneration Committee is responsible for, inter alia, assisting and advising the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy; (ii) reviewing and approving the overall compensation strategy of the Company and the remuneration structure for the executive Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon; and (v) preparing the remuneration report.
The Remuneration Committee currently consists of Wan Ling Martello (Chairperson), Andrea Agnelli, Henri de Castries, Fiona Clare Cicconi and Robert Peugeot. The Remuneration Committee is elected by the Board of Directors, which shall appoint one of its members as Chairperson of the Remuneration Committee, and is comprised of at least three non-executive Directors, more than half of whom shall be independent under Dutch Corporate Governance Code. Unless decided otherwise by the Remuneration Committee, the Head of Human Resources of the Company attends its meetings. For a period of four years from January 17, 2021, the Chairperson shall be selected from among the independent directors nominated by FCA (or his or her replacement), and shall meet the requirements set forth in Section 5.1.4 of the Dutch Corporate Governance Code as Chairperson of the Remuneration Committee.
During 2020, four meetings of FCA’s Compensation Committee were held with 100 percent attendance of its members at those meetings. The Compensation Committee reviewed the Remuneration Report and it also recommended the Amendment of the Remuneration Policy of the Board of Directors, also in view of the Revised Shareholders Rights Directive. Further details of the activities of the Compensation Committee are included in the REMUNERATION REPORT section included elsewhere in this report.
The Governance and Sustainability Committee
On January 17, 2021, the Board of Directors adopted the current charter of the Governance and Sustainability Committee. The Governance and Sustainability Committee is responsible for, inter alia, assisting and advising the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual Directors and reporting on this to the Board of Directors; (iv) proposals for nomination and re-nomination of executive and non-executive Directors; (v) supervision of the policy on the selection and appointment criteria for senior management; (vi) proposing and supervising the policy regarding succession planning for the Board of Directors and senior management; (vii) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and (viii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.
The Governance and Sustainability Committee currently consists of Henri de Castries (Chairperson), Andrea Agnelli, Fiona Clare Cicconi, Nicolas Dufourcq and Kevin Scott. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors according to its charter. More than half of its members shall be independent under the Dutch Corporate Governance Code. For a period of four years from January 17, 2021, the Chairperson shall be selected among the independent directors nominated by PSA (or his or her replacement).
During 2020, the FCA Governance and Sustainability Committee met four times with 100 percent attendance of its members at those meetings. The Committee reviewed the Board of Director’s and Committee’s assessments, the sustainability achievements and objectives, the recommendations and designations in view of the merger for Directors’ election.

Indemnification of Directors
Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the Articles of Association, Stellantis is required to indemnify any and all of its Directors, officers, former Directors, former officers (including former directors and officers of PSA) and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Stellantis. This indemnification by Stellantis is not exclusive of any other rights to which those indemnified may be entitled otherwise.
Conflict of Interest
A Director shall not participate in discussions and decision-making with respect to a matter in relation to which he or she has a direct or indirect personal interest which is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions where there is a Conflict of Interest must be concluded on terms that are customary in the branch concerned and approved by the Board of Directors. In addition, the Board of Directors as a whole may determine that there is such a strong appearance of a Conflict of Interest of a Director in relation to a specific matter that it would be inappropriate for such Director to participate in discussions and the decision making process with respect to such matter. A Director shall promptly report any Conflict of Interest to the Chairman (or to the Senior Independent Director or another Director in case of the Chairman) and shall provide all relevant information concerning such Conflict of Interest.
At least annually, each Director shall assess in good faith whether he or she is independent under (a) best practice provision 2.1.8 of the Dutch Corporate Governance Code, (b) the requirements of Rule 10A-3 under the Exchange Act, and (c) Section 303A of the NYSE Listed Company Manual.
The Directors shall inform the Board of Directors through the Senior non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent” or impact the assessment of their interests, including by responding promptly to the annual questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding such Director's business and other relationships relevant to the determination of independence.
Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors that necessitates a change in such determination.
Senior Management
The Group’s management is led by Stellantis’s Chief Executive Officer who is supported by a team of Senior Managers. From an operational perspective, each of our regions are led by Chief Operating Officers. These are supported centrally by corporate functions, including a Chief Planning Officer, Head of Finance and General Counsel.
The regional COOs and leaders of the key corporate functions are:
•Carlos Tavares as Chief Executive Officer;
•Michael Manley as Head of Americas;
•Maxime Picat as Chief Operating Officer Enlarged Europe;
•Mark Stewart as Chief Operating Officer North America;

•Antonio Filosa as Chief Operating Officer South America;
•Samir Cherfan as Chief Operating Officer Middle East & Africa;
•Gregoire Olivier as Chief Operating Officer China;
•Carl Smiley as Chief Operating Officer India and Asia Pacific;
•Olivier Bourges as Chief Planning Officer;
•Richard K. Palmer as Chief Financial Officer; and
•Giorgio Fossati as General Counsel.
Summary biographies for these individuals are included below. For the biography of Carlos Tavares, see above.
Michael Manley - Born in Edenbridge (UK) in 1964, Michael Manley is currently Head of Americas. He was appointed Chief Executive Officer of Fiat Chrysler Automobiles N.V. on July 21, 2018. In addition, he also served as ad interim Chief Operating Officer for the EMEA region from July to September 2018 and Chief Operating Officer for the North America region from October 2018 to December 2018. Mr. Manley's appointment as Executive Director of FCA was formalized in the extraordinary meeting of shareholders held on September 7, 2018.
Previously, Mr. Manley has served as Head of Jeep brand, Head of Ram brand and Chief Operating Officer for the APAC region. He was also the lead Chrysler Group executive for international activities outside of North America, where he was responsible for implementing the co-operation agreements for distribution of Chrysler Group products through Fiat’s international distribution network.
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
Maxime Picat – Maxime Picat is currently Chief Operating Officer Enlarged Europe. He joined Groupe PSA in 1998 and has a broad industrial experience; after various jobs in manufacturing in Mulhouse, he became manufacturing manager at the Group’s Sochaux plant before being appointed as managing Director for the manufacturing facility of Wuhan, China, in 2007. In 2011, he was appointed Managing Director of DongFeng Peugeot Citroën Automobiles (DPCA) in China, having previously held the role of Deputy Managing Director between 2008 and January 2011. In 2012, he was appointed Chief Executive Officer for the Peugeot Brand. Since 2016, he has been Executive Vice President for Europe and Member of the Managing Board.
Mr. Picat was born in Schiltigheim, France in 1974. He is a civil engineering graduate from the Ecole des Mines Paris.

Mark Stewart - Mark Stewart is currently Chief Operating Officer North America. He was appointed Chief Operating Officer for the North America region and named a member of the Group Executive Council (GEC) on December 6, 2018. Previously, Mr. Stewart was Vice President of Operations for Amazon since 2017. He was the lead executive for customer fulfillment across 200 operations facilities in North America. In this position, he was also responsible for overseeing operations, procurement, construction, and engineering with teams dedicated to pursuing automation, artificial intelligence and advanced robotics and conveyance. Prior to that, Mr. Stewart was Executive Vice President and Chief Operating Officer for ZF TRW Automotive from 2015. He also held a number of positions with increasing responsibility at TRW Automotive, Inc., from 2006. He spent the first years of his career in manufacturing with TRW Inc., and later Tower Automotive, Inc. where he served as Director of Operations and Executive Vice President. Mr. Stewart has been based in the U.S., Belgium, Germany, and China with a variety of experiences in production, quality, and engineering.
He holds a Bachelor of Engineering from Vanderbilt University and a Master of Business Administration from the University of Tennessee. Mr. Stewart was born in Madison (Alabama, USA), in 1967.
Antonio Filosa - Antonio Filosa is currently Chief Operating Officer South America. He was named Chief Operating Officer of the LATAM region and a member of the GEC in March 2018. Previously, Mr. Filosa served as the Head of Argentina as well as the Head of Alfa Romeo and Maserati brands for the Latin America region, positions he held since 2016 and 2018, respectively.
Prior to those roles, he was responsible for all Purchasing activities in the LATAM region. Mr. Filosa has held a series of positions with increasing responsibility within the FCA Group including serving as plant manager of the Betim facility. He joined the FCA Group in 1999.
Mr. Filosa holds a master’s degree in engineering from Politecnico di Milano (Italy). Mr. Filosa was born in Castellammare di Stabia, Italy in 1973.
Samir Cherfan – Samir Cherfan is currently Chief Operating Officer Middle East & Africa. He has a broad experience across the automotive value chain including R&D, manufacturing, product & program management, and sales and marketing for various automotive groups. He started his career with Renault Group in 1992. During the first 11 years, he held various management positions in research, engineering and modules development and production. He then joined the program management department for 7 years and became program director of mid-range models designed for international markets. In 2010, he moved to the front line as Managing Director of Eastern Paris retail network at Renault Retail Group. In 2012, he joined Nissan Group in the Middle East, as Sales and Marketing Director before being appointed Managing Director one year later. He joined Groupe PSA in 2017 as Sales and Marketing Senior Vice President for Middle East and Africa region (MEA). In 2019, he was nominated Director of MEA Region and Executive Vice President. Mr. Cherfan is also head of the industrial and commercial diversity reduction cross functional team.
Mr. Cherfan was born in Hadath, Lebanon in 1967. He is an engineer graduate of Polytech Sorbonne, Paris, France.
Gregoire Olivier – Gregoire Olivier is currently Chief Operating Officer China. He has held a variety of operational responsibilities in the industrial sector for twenty years before joining PSA in 2006. He started as a civil servant in the French Ministry of Industry in 1984, and was appointed advisor to the Prime Minister for Industry and Environment in 1990. From 1992 to 1998, he worked for Pechiney, first as General Manager of Aluminium of Greece, then from 1995 as Chicago plant manager and subsequently Vice President of American National Can. From 1998 to 2000, he was head of the Electronics Division then General Manager of the Battery manufacturer SAFT. He was appointed CEO of the electronics company SAGEM in 2001, becoming SAFRAN in 2006. Mr. Olivier entered Groupe PSA in 2006, as CEO of Faurecia. He joined the PSA Executive Committee as SVP Programs and Strategy in 2007 and moved to China in 2010 as SVP China and South East Asia. He came back in 2016 as SVP Mobility Services, and became General Secretary in 2018, supervising Chinese activities from April 2020 onwards.
Mr. Olivier was born in Algiers, Algeria in 1960. He is a graduate of Ecole Polytechnique (France), holds an engineering degree from Ecole des Mines de Paris and an MBA from the University of Chicago.
Carl Smiley – Carl Smiley is currently Chief Operating Officer India and Asia Pacific. He was appointed Chief Purchasing & Supply Chain Officer and a member of FCA’s GEC in January 2019.

Previously, Mr. Smiley was a Senior Vice President and General Manager for TE Connectivity for the Asia Pacific Region since 2012. From 2006 to 2011, Mr. Smiley held a number of advancing roles within Magna Steyr.
Mr. Smiley began his career at General Motors and spent time in quality, purchasing, production management and supplier quality within the U.S., China and Mexico.
He holds a Bachelor of Arts from Alma College (Alma, Michigan) and a Master of Management with a focus on International Business and Finance from Regent University (Virginia Beach), Virginia. Mr. Smiley was born in Detroit, Michigan, U.S. in 1970.
Olivier Bourges – Olivier Bourges is currently Chief Planning Officer. He joined Groupe PSA in 2014 to become General Secretary of the Company. He moved on to become Planning Executive Vice President in 2018, in charge of Corporate Planning (company strategic planning and Business Development), Global Product Planning, Vehicle Programs management and Corporate CO2 management. He is also responsible within the Global Executive Committee for the sales finance activities. Prior to joining PSA, he held several positions in Renault, mainly as Investor Relations Officer or Vehicles Program Controller and later on as Corporate Controller, and in Nissan, responsible for Corporate Planning and Vehicle Program Management in North America. He started his career at the French Treasury where he held several positions in the banking supervisory activities and in the state owned companies supervisory activities. He also worked for the World Bank in Washington D.C.
Mr. Bourges was born in Auxerre, France in 1966. He is a graduate of Sciences Po Paris and the Ecole Nationale d’Administration.
Richard K. Palmer - Richard K. Palmer is currently Chief Financial Officer. He was appointed FCA’s Chief Financial Officer and a member of its GEC in September 2011. He was also named Head of Business Development in July 2018. On April 12, 2019 he was appointed to the Board of Directors of FCA as an executive member. Previously he also served as Chief Operating Officer Systems and Castings. In his current role, Mr. Palmer is responsible for all financial activities of the Group including control, treasury and tax. Mr. Palmer was Chief Financial Officer of FCA US from June 2009 until 2017. Mr. Palmer joined FCA US from the former Fiat Group Automobiles, where he held the position of Chief Financial Officer beginning in December 2006. In 2003, he joined the Group as Chief Financial Officer of Comau, and in 2005, moved to Iveco in the same role.
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
Giorgio Fossati - Giorgio Fossati is currently General Counsel. He was appointed Corporate General Counsel of FCA in November 2014. Previously, Mr. Fossati was General Counsel of Fiat, a position to which he was appointed in 2011. Previously he had been General Counsel of Fiat Auto since 2002, following other positions of increasing responsibility within the Fiat Legal department. Prior to that, Mr. Fossati worked in positions of increasing responsibility in the legal department at Iveco S.p.A.
Mr. Fossati earned his master’s degree in law from the University of Turin School of Law. Mr. Fossati was born in Orbassano, Italy in 1961.
FCA Senior Management
The aggregate compensation expense for FCA senior management was €76 million for the year ended December 31, 2020, which included €61 million for share-based compensation expense, €5 million for short term employee benefits and €5 million for pension and similar benefits.

Articles of Association and Information on Stellantis Shares
The following is a summary of material information relating to Stellantis common shares, including summaries of certain provisions of the Articles of Association, the terms and conditions in respect of Stellantis special voting shares (the “Terms and Conditions of Special Voting Shares”) and the applicable Dutch law provisions in effect at the date of this report. The summaries of the Articles of Association and the Terms and Conditions of Special Voting Shares as set forth in this report are qualified in their entirety by reference to the full text of the Articles of Association and the Terms and Conditions of Special Voting Shares.
Share Capital
As at December 31, 2020, prior to the closing of the merger, the authorized share capital of FCA was €40,000,000, divided into 2,000,000,000 FCA common shares with a nominal value of €0.01 each and 2,000,000,000 special voting shares with a nominal value of €0.01 each. At the Effective Time, (i) by way of a deed of amendment to the Articles of Association, FCA’s authorized share capital was increased to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each and 4,500,000,000 special voting shares with a nominal value of €0.01 each; (ii) FCA issued 1,545,220,196 new common shares to PSA shareholders, corresponding to an exchange ratio of 1.742 FCA common shares for each outstanding PSA ordinary share. As of the Governance Effective Time, by way of a deed of amendment to the Articles of Association, (i) FCA’s name was changed into Stellantis; (ii) the authorized share capital of Stellantis was divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,050,000,000 class A special voting shares with a nominal value of €0.01 each and 450,000,000 class B special voting shares with a nominal value of €0.01 each; (iii) the special voting shares of FCA were converted into class B special voting shares at the Governance Effective Time. The special voting shares held by Exor prior to the closing of the merger were repurchased by FCA at the Effective Time for no consideration. The Articles of Association provide that, following the deposit by the Board of Directors of a declaration at the Dutch Trade Register that the class B special voting shares held by Stellantis on the Effective Date were canceled, the authorized share capital of Stellantis shall amount to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,499,750,000 class A special voting shares and 250,000 class B special voting shares. As of March 3, 2021 there were 208,622 class B special voting shares and no class A special voting shares outstanding, and the above mentioned declaration has not been filed with the Dutch Trade Register. As of the same date, the Company held 449,410,092 class B special voting shares in treasury. At the extraordinary general meeting of the shareholders held on January 4, 2021, the shareholders approved inter alia the proposal to increase and, subsequently, decrease the Stellantis issued share capital in connection with the Faurecia Distribution, which remains subject to approval by the general meeting of shareholders of Stellantis to be held on March 8, 2021 and compliance with certain formalities under Dutch law.
On July 31, 2017, PSA issued 39,727,324 equity warrants in favor of General Motors Group, at the unit price of €16.3386515, giving entitlement to subscribe for PSA ordinary shares, on the basis of one PSA ordinary share for one equity warrant, at an exercise price of €1.00 per PSA ordinary share, between July 31, 2022 and July 31, 2026. At the Effective Time, each of the 39,727,324 outstanding equity warrants was converted into one equity warrant giving entitlement to subscribe 1.742 Stellantis common shares (each, a “Warrant”) at an exercise price equal to €1.00 per Warrant, between July 31, 2022 and July 31, 2026. As of the date of this report, the exercise of the Warrants may result in the issuance of up to 69,204,998 new common shares, subject to adjustment in connection with certain transactions carried out by Stellantis, as further described below. General Motors and its affiliates do not have the right to sell or transfer the Warrants other than to General Motors affiliates. General Motors and its affiliates do not have any governance or voting rights in respect of the Warrants, and are obligated to sell the common shares received within 35 days from the date of exercise of the Warrants. The terms and conditions of the Warrants provide for protection of the rights of warrant holders in connection with certain transactions carried out by the issuer where the record date to benefit from or participate in such transactions and, in particular, to benefit from any dividend or other distribution announced or voted on or before that date, is prior to the delivery date of the underlying shares upon exercise of the Warrants. The contemplated transactions include, among others, any free allocation of shares or other securities to shareholders, regrouping or splitting of shares, increase of the par value of the common shares, merger, demerger, repayment of share capital, dividends and other distributions. The terms and conditions of the Warrants set out the calculation formula to adjust the exercise ratio, provided that any such adjustment will be made such that the value of the common shares that would have been obtained had the Warrants been exercised immediately before one of the contemplated transactions is equal, to the nearest 100th of a share, to the value of the shares that would have been obtained had the Warrants been exercised immediately after such transaction.
Stellantis common shares and special voting shares have been created under the laws of the Netherlands.

Stellantis common shares are registered shares represented by an entry in the shareholders’ register of Stellantis. The Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, share certificates will be issued in such a form as will comply with the requirements of such a foreign stock exchange and Dutch law. A register of shareholders is maintained by Stellantis in the Netherlands and a branch register is maintained in the United States on Stellantis’s behalf by Computershare Trust Company, N.A., which serves as Stellantis’s branch registrar and transfer agent in the United States.
Beneficial interests in Stellantis common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in Stellantis’s register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in Stellantis common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant (through Euroclear Bank) in DTC. Beneficial interests in Stellantis common shares traded on Euronext Paris are held through Euroclear France and its intermediaries Euroclear Bank and J.P. Morgan, the latter acting as a participant in DTC.
Special voting shares are registered shares represented by an entry in the shareholders’ register of Stellantis. No share certificates have been issued with respect to the special voting shares. No right of pledge may be established on special voting shares and the voting rights attributable to special voting shares may not be assigned to a usufructuary.
Additional information on FCA’s equity as of December 31, 2020 is contained in Note 26, Equity, to the Consolidated Financial Statements included elsewhere in this report.
Directors
Set forth below is a summary of the material provisions of the Articles of Association relating to our Directors. This summary does not restate the Articles of Association in their entirety.
The members of the Board of Directors are appointed by the general meeting of shareholders, taking into account the nomination rights set out in the Articles of Association and further described under “—Nomination Rights”.
The initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman is five years, in each case beginning on the Governance Effective Time. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time. Such initial terms of office shall lapse immediately after the close of the first annual general meeting of shareholders held after four or five years (as applicable) have lapsed since the Governance Effective Time. Under Articles of Association, after the initial term, the term of office of the Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office shall lapse immediately after the close of the first annual general meeting of shareholders held two years following the appointment. Each Director may be reappointed for an unlimited number of terms.
Stellantis has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the remuneration policy, the Board of Directors may determine the remuneration for directors in respect of the performance of their duties. The Board of Directors must submit plans to award shares or the right to subscribe for shares to the general meeting of shareholders for its approval.
Stellantis shall not grant the Directors any personal loans or guarantees.
Additional information on the Board of Directors is contained in the Report of the Non-Executive Directors included elsewhere in this report.
Nomination Rights
The Articles of Association provide for certain rights of Exor, EPF/FFP and BPI (each a “Nominating Shareholder”) to nominate the number of Directors mentioned below for future terms of office of the Board of Directors. In particular, and subject to the terms and conditions set forth in the Articles of Association:
•Exor shall have the right to nominate two (2) directors;
•BPI (or EPF/FFP, as further described below) shall have the right to nominate one (1) director; and

•EPF/FFP shall have the right to nominate one (1) director.
Notwithstanding the above:
•if the number of Stellantis common shares held by BPI, and/or any of its affiliates, or EPF/FFP, and/or any of their affiliates, falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, such shareholder will no longer be entitled to nominate a Director (in which case, any Director nominated by BPI or EPF/FFP, as the case may be, will be required to resign as promptly as reasonably practicable (and in any case, within ten days of the relevant threshold no longer being met)); and
•if, at any time within the six years following the Effective Time or on the sixth anniversary of the Effective Time, both (i) the number of Stellantis common shares held by EPF/FFP and/or their affiliates increases to a number of shares corresponding to eight percent or more of the issued and outstanding Stellantis common shares and (ii) the number of Stellantis common shares held by BPI and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, then EPF/FFP will be entitled to nominate a second Director to the Board of Directors in replacement of the BPI nominee (the “EPF/FFP Additional Director”).
As an exception to the foregoing paragraph, if at any time within the six years following the Effective Time:
•the number of Stellantis common shares held by BPI and its affiliates, on the one hand, or EPF/FFP and their affiliates, on the other hand, represents between four percent and five percent of the issued and outstanding Stellantis common shares (the “Threshold Stake”);
•either BPI or EPF/FFP has not otherwise lost its right to nominate a Director in accordance with the preceding paragraph; and
•the number of Stellantis common shares held by BPI, EPF/FFP and their respective affiliates represents, in aggregate, eight percent or more of the issued and outstanding Stellantis common shares, the Nominating Shareholder which holds the Threshold Stake will maintain its right to nominate a Director (the “Residual Director”) to the Board of Directors until the sixth anniversary of the Effective Time (it being understood that while BPI is entitled to nominate a Director pursuant to this exception, EPF/FFP will not be entitled to nominate the EPF/FFP Additional Director).
Additionally, Exor’s right to nominate representative(s) to the Board of Directors will decrease in the event Exor and/or its affiliates reduce their equity ownership in Stellantis as follows:
•if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to eight percent of the issued and outstanding Stellantis common shares, Exor will be entitled to nominate one Director instead of two; and
•if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, Exor will no longer be entitled to nominate a Director.
In such cases, the Director designated by Exor for resignation from among the Directors nominated by Exor will be required to resign as promptly as reasonably practicable (and in any case, within ten days of the relevant threshold no longer being met) after the number of Stellantis common shares held by Exor and/or its affiliates falls below the applicable threshold.
Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of Stellantis common shares will be disregarded for the purpose of determining whether the applicable Nominating Shareholder reaches the relevant threshold(s).

Pursuant to the Articles of Association, the general meeting of shareholders may at all times overrule a binding nomination for the appointment of a Director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of Stellantis.
Additionally, the Articles of Association provide that the nomination rights of a Nominating Shareholder lapse upon a Change of Control of such Nominating Shareholder. A “Change of Control” is defined in Article 1.1. of Stellantis Articles of Association as any direct or indirect transfer carried out by a shareholder that is not an individual through one or a series of related transactions as a result of which (i) a majority of the voting rights in such shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, management board or similar governing body of such shareholder has been transferred to the transferee of such shares, provided that no Change of Control will be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same controlling person, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree, (c) the fair market value of the Qualifying Common Shares (as defined under “—Loyalty Voting Structure”) held by such shareholder represents less than 20 percent of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of Stellantis, are not otherwise material to the Transferred Group or the change of control transaction.
Article 1.1 of Stellantis Articles of Association defines “Transferred Group” as the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same Change of Control transaction.
No Liability to Further Capital Calls
All of the outstanding Stellantis common shares and special voting shares are fully paid and non-assessable.
Discriminating Provisions
Except for the voting limitations described in this section under “—General Meeting of Shareholders and Voting Rights —Voting Limitations”, there are no provisions of the Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.
Rights of Pre-emption
Under Dutch law and the Articles of Association, each Stellantis shareholder has a right of pre-emption in proportion to the aggregate nominal value of its common shares upon the issuance of new Stellantis common shares, or the granting of rights to subscribe for Stellantis common shares. Exceptions to this right of pre-emption include the issuance of new Stellantis common shares, or the granting of rights to subscribe for Stellantis common shares: (i) to employees of Stellantis or another member of its Group pursuant to an equity incentive plan of Stellantis; (ii) against payment in kind (contribution other than in cash); and (iii) to persons exercising a previously granted right to subscribe for Stellantis common shares. Shareholders do not have any right of pre-emption in connection with the issuance of special voting shares. Rights of pre-emption may be exercised during a period of at least two weeks after the announcement of an issuance of new Stellantis common shares in the Dutch State Gazette.
The general meeting of shareholders may resolve to limit or exclude the rights of pre-emption upon an issuance of Stellantis common shares, which resolution requires approval of at least two-thirds of the votes cast if less than one-half of the issued and outstanding share capital is represented at the general meeting of shareholders. If more than one-half of the issued and outstanding share capital is present or represented at the general meeting of shareholders, an absolute majority of the votes cast is required. The Articles of Association, or the general meeting of shareholders, may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Stellantis common shares. Pursuant to Dutch law, the designation by the general meeting of shareholders may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Stellantis common shares. In the proposal to the general meeting of shareholders in respect of the Board of Directors’ authority to resolve to limit or exclude such rights of pre-emption, the reasons for the proposal and the choice of the intended price of issue will be explained in writing.

The Board of Directors is irrevocably designated in the Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of three years from January 16, 2021 in connection with the relevant authority to issue Stellantis common shares referred to under “—Issuance of Shares”, which designation may be extended by the general meeting of shareholders for additional periods up to a maximum of five years per period.
Repurchase of Shares
Upon agreement with the relevant shareholder, Stellantis may acquire fully paid-up shares in its own share capital at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and the Articles of Association, for consideration if: (i) Stellantis’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained pursuant to Dutch law and the Articles of Association; (ii) Stellantis would thereafter not hold a pledge over Stellantis common shares, or together with its subsidiaries, hold Stellantis common shares with an aggregate nominal value exceeding 50 percent of Stellantis’s issued share capital; and (iii) the Board of Directors has been authorized to do so by the general meeting of shareholders.
Stellantis’s equity, as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of Stellantis, the amount of the loans as referred to in Article 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of items (i) and (ii) referred to in the immediately preceding paragraph. If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition in reliance on the immediately preceding paragraph shall not be allowed until the relevant annual accounts are adopted.
The acquisition of fully paid-up shares by Stellantis other than for no consideration (om niet) requires authorization by the general meeting of shareholders. Such authorization may be granted to the Board of Directors for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition by Stellantis of shares for employees of Stellantis, or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. In case of acquisition of shares by Stellantis for employees of Stellantis, such shares must be officially listed on the price list of an exchange.
Stellantis may, jointly with its subsidiaries, hold Stellantis common shares in its own capital exceeding one-tenth of its issued and outstanding capital for no more than three years after acquisition of such Stellantis common shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Stellantis common shares held by Stellantis in excess of the amount permitted shall transfer to all members of the Board of Directors jointly at the end of the last day of such three-year period. Each member of the Board of Directors shall be jointly and severally liable to compensate Stellantis for the value of the Stellantis common shares at such a time, with interest payable at the statutory rate on such shares. The term Stellantis common shares as used in this paragraph shall include depositary receipts for shares and shares in respect of which Stellantis holds a right of pledge.
No votes may be cast at a general meeting of shareholders on the Stellantis common shares held by Stellantis or its subsidiaries. In addition, no voting rights may be cast at a general meeting of shareholders in respect of Stellantis common shares for which depositary receipts have been issued that are owned by Stellantis. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by Stellantis and its subsidiaries in Stellantis share capital are not excluded from the right to vote on such shares if the right of usufruct or pledge was granted prior to the time such shares were acquired by Stellantis or its subsidiaries. Neither Stellantis nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.
Reduction of Share Capital
The Stellantis common shares held in treasury by Stellantis and all issued class A special voting shares may be cancelled, and the nominal value of shares may be reduced, with the approval of the general meeting of shareholders.

A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the general meeting of shareholders if less than one-half of the issued and outstanding share capital is present or represented at the meeting. If more than one-half of the issued and outstanding share capital is present or represented at a general meeting of shareholders, an absolute majority of the votes cast is required.
Class A special voting shares may be cancelled by resolution taken by a majority of at least two-thirds of the votes cast at a general meeting of shareholders, subject to the approval of the meeting of holders of the class A special voting shares. Cancellation of class A special voting shares shall take place without repayment of the nominal value of the special voting shares, and such nominal value shall be added to the special capital reserve.
Any reduction of the nominal value of the Stellantis common shares without repayment must be made pro rata on all common shares. Any reduction of the nominal value of the special voting shares shall take place without repayment.
A partial repayment on Stellantis common shares shall only be allowed in implementation of a resolution to reduce the nominal value of the Stellantis common shares. Such partial repayment must be made in respect of all Stellantis common shares on a pro rata basis. The pro rata requirement may be waived with the consent of all the holders of Stellantis common shares.
Any proposal for a cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reductions of share capital.
Transfer of Shares
In accordance with the provisions of Dutch law, pursuant to Article 13 of the Articles of Association, the transfer of Stellantis common shares or the creation of a right in rem in such shares requires a deed intended for that purpose and, save when Stellantis is a party to the deed, written acknowledgment by Stellantis of the transfer.
Common shares that have been entered into DTC’s book-entry system will be registered in the name of Cede & Co. as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Article 13 of the Articles of Association does not apply to the trading of such Stellantis common shares on a regulated market or the equivalent of a regulated market.
Transfers of shares held outside of (i) DTC or another direct registration system maintained by Computershare Trust Company, N.A., Stellantis’s transfer agent in New York, (ii) Monte Titoli S.p.A. or (iii) Euroclear France (collectively, the “Regular Trading Systems”) and not represented by certificates are effected by a deed intended for that purpose (including a stock transfer instrument) and, save where Stellantis is a party to the deed, require written acknowledgement by Stellantis. Transfer of common shares for which registered certificates have been issued is effected by presenting and surrendering the certificates to the transfer agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes. Stellantis may acknowledge the transfer by making an annotation on such certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.
Stellantis common shares are freely transferable. The number of Stellantis common shares registered in the Loyalty Register pursuant to Stellantis’s loyalty voting structure and special voting shares is subject to the transfer restrictions described under “—General Meeting of Shareholders and Voting Rights—General Meetings and —Loyalty Voting Structure—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares”.

Exchange Controls and Other Limitations Affecting Shareholders
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, Stellantis common shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Stellantis common shares.
Annual Accounts and Independent Auditor
Stellantis’s financial year is the calendar year. Within four months after the end of each financial year, the Board of Directors shall prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by an annual report and an auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis common shares are listed. Stellantis shall make such annual accounts, annual report and auditor’s report available for inspection at Stellantis’s office. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the annual general meeting of shareholders. The annual accounts, the annual report and independent auditor’s report are made available through Stellantis’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders. If it is justified in view of Stellantis’s activities or the international structure of its group, as determined by the Board of Directors, Stellantis’s annual accounts or its consolidated accounts may be prepared in a foreign currency.
Payment of Dividends
Stellantis may make distributions to the shareholders and other persons entitled to distributions only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law and the Articles of Association. No distribution of profits or other distributions may be made to Stellantis itself for shares that Stellantis holds in its own share capital.
Stellantis may make a distribution of profits to the shareholders after the adoption of its statutory annual accounts. The Board of Directors, or the general meeting of shareholders upon a proposal of the Board of Directors, may resolve to make distributions from Stellantis’s share premium reserve or from any other reserve (other than the special capital reserve), provided that payments from reserves other than the Special Voting Shares Dividend Reserve may only be made to holders of Stellantis common shares.
Holders of special voting shares shall not receive any dividends in respect of the special voting shares; however, Stellantis shall maintain a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares (as further described under “—Loyalty Voting Structure —General Meeting of Shareholders and —Voting Rights—General Meetings”). A distribution from the Special Voting Shares Dividend Reserve or the (partial) release of the Special Voting Shares Dividend Reserve, shall require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares, and shall be made exclusively to the holders of special voting shares in proportion to the aggregate nominal value of their special voting shares.
From the profits shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine. The profits remaining thereafter shall first be applied to allocate and add to the Special Voting Shares Dividend Reserve an amount equal to one percent of the aggregate nominal amount of all special voting shares outstanding at the end of the financial year to which the annual accounts pertain. The special voting shares shall not carry any other entitlement to the profits.
Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the general meeting of shareholders, be distributed as dividends on the Stellantis common shares only. The Board of Directors may resolve that distributions will be made payable either in euro or in another currency. The Board of Directors, or the general meeting of shareholders upon a proposal by the Board of Directors, may resolve that a distribution will, wholly or partially, be made other than in cash, including in the form of Stellantis common shares or shares in another listed company, provided that, in case of a distribution in the form of Stellantis common shares, the Board of Directors has been designated as the body competent to pass a resolution for the issuance of shares.

The Board of Directors will have the power to declare one or more interim dividends or other distributions, subject to certain provisions of Dutch law and certain conditions set forth in the Articles of Association.
Dividends and other distributions will be made payable in the manner and at such date(s) as the Board of Directors or the general meeting of shareholders upon a proposal by the Board of Directors will determine.
The right to dividends and distributions shall lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the Articles of Association or Dutch law shall have to be repaid by the shareholders who knew, or should have known, of such violation.
Information on the payment of dividends is contained in the section “OTHER INFORMATION” elsewhere in this report.
Amendments to the Articles of Association, including Variation of Rights
A resolution of the general meeting of shareholders to amend the Articles of Association or to wind up Stellantis may be approved only if proposed by the Board of Directors and approved by a vote of an absolute majority of the votes cast, provided that a resolution to amend Stellantis’s corporate seat and/or place of effective management will require a majority of at least two-thirds of the votes cast.
The rights of shareholders may be changed only by amending the Articles of Association in compliance with Dutch law, provided that rights specific to Nominating Shareholders set out in the Articles of Association cannot be amended without the prior written approval of such shareholder.
Dissolution and Liquidation
The general meeting of shareholders may resolve to dissolve Stellantis upon a proposal of the Board of Directors thereto. In the event of dissolution, Stellantis will be liquidated in accordance with Dutch law and the Articles of Association and the liquidation shall be arranged by the members of the Board of Directors, unless the general meeting of shareholders appoints other liquidators. The general meeting of shareholders will appoint, and decide on the remuneration of, the liquidators. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.
If Stellantis is dissolved and liquidated, whatever remains of Stellantis’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the Special Voting Shares Dividend Reserve) to holders of Stellantis common shares in proportion to the aggregate nominal value of Stellantis common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of Stellantis common shares will be distributed to the holders of Stellantis common shares in proportion to the aggregate nominal value of Stellantis common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the Special Voting Shares Dividend Reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of Stellantis common shares in proportion to the aggregate nominal value of Stellantis common shares held by each of them.
Liability of Directors
Under Dutch law, the management of a company with a one-tier board structure like Stellantis is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to Stellantis for damages in the event of improper or negligent performance of his or her duties. Furthermore, members of the Board of Directors can be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Directors are jointly and severally liable for failure of one or more co-directors. An individual Director is only exempted from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks between the Directors. In certain circumstances, Directors may incur additional specific civil and criminal liabilities.

Election and Removal of Directors
The Articles of Association provide that the Board of Directors shall be composed of three or more members.
Any Director may be suspended or dismissed at any time by resolution of the general meeting of shareholders. A resolution of the general meeting of shareholders to suspend or dismiss a Director appointed upon a binding nomination will require a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital, unless the person who made the binding nomination for such director supports the suspension or dismissal (as the case may be), in which case an absolute majority of the votes cast is required.
Loyalty Voting Structure
Stellantis adopted the loyalty voting structure summarized below on January 17, 2021.
Shareholders of Stellantis may at any time elect to participate in the loyalty voting structure by requesting that Stellantis registers all or some of their common shares in a separate register the (“Loyalty Register”). The registration of common shares in the Loyalty Register blocks such shares from trading in the Regular Trading Systems. If such number of common shares (the “Electing Common Shares”) have been registered in the Loyalty Register (and thus blocked from trading in the Regular Trading Systems) for an uninterrupted period of three years in the name of the same shareholder (such a share a “Qualifying Common Share”), the relevant shareholder becomes eligible to receive one class A special voting share for each Qualifying Common Share. If, at any time, such common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose its entitlement to hold a corresponding number of special voting shares. From January 17, 2021, shareholders will only be able to receive class A special voting shares and not class B special voting shares. Class B special voting shares were created at the Governance Effective Time in order to be held by FCA shareholders (other than Exor) who held FCA special voting shares prior to such time. The Board of Directors may resolve at any time that class B special voting shares shall be exchanged for class A special voting shares in accordance with the Terms and Conditions of Special Voting Shares.
A holder of Electing Common Shares or Qualifying Common Shares may at any time request the de-registration of some or all of the number of such shares from the Loyalty Register, which will allow such shareholder to freely trade such common shares. From the moment of such a request, the holder of Electing Common Shares or Qualifying Common Shares shall be considered to have waived his or her rights to cast any votes associated with such special voting shares to be de-registered from the Loyalty Register. Upon the de-registration from the Loyalty Register, the relevant number of common shares will therefore cease to be Electing Common Shares or Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the relevant special voting shares will be acquired by Stellantis for no consideration (om niet) in accordance with the Terms and Conditions of Special Voting Shares.
Stellantis common shares are freely transferable. However, any transfer or disposal of Stellantis common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to Stellantis. Special voting shares are not admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Qualifying Common Shares are also transferred to such party, or transfers with the approval of the Board of Directors). In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest in any special voting share, other than as permitted pursuant to the Articles of Association or the Terms and Conditions of Special Voting Shares; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

The purpose of the loyalty voting structure is to grant long-term shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each Stellantis common share held), without entitling such shareholders to any economic rights, other than those pertaining to the common shares. However, under Dutch law, the special voting shares cannot be totally excluded from economic entitlements. As a result, pursuant to the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special voting shares dividend reserve (the “Special Voting Shares Dividend Reserve”). A distribution from the Special Voting Shares Dividend Reserve or the (partial) release of the Special Voting Shares Dividend Reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares. The powers to vote upon the distribution from the Special Voting Shares Dividend Reserve and the cancellation of all class A special voting shares are the only powers that are granted to that meeting pursuant to the Articles of Association, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.
Section 11 of the Terms and Conditions of Special Voting Shares includes liquidated damages provisions intended to discourage any attempt by holders to violate the Terms and Conditions of Special Voting Shares. These liquidated damages provisions may be enforced by Stellantis by means of a legal action brought by Stellantis in the courts of Amsterdam, the Netherlands. In particular, a violation of the provisions of the Terms and Conditions of Special Voting Shares concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 13 of the Terms and Conditions of Special Voting Shares, any amendment to the Terms and Conditions of Special Voting Shares (other than merely technical, non-material amendments) may only be made with the approval of the shareholders at a general meeting of shareholders.
Special Voting Shares Foundation
Pursuant to the Articles of Association, Stichting Stellantis SVS, a Dutch foundation (stichting) (the “SVS Foundation”) has an option right to subscribe for a number of class A special voting shares up to the number of class A special voting shares included in the Company’s authorized share capital from time to time. This option right can only be exercised by the SVS Foundation to facilitate the loyalty voting structure as set forth in the Articles of Association and the Terms and Conditions of Special Voting Shares. An option right has been granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of Qualifying Common Shares in the future will receive their special voting shares without requiring a resolution from the general meeting of shareholders. Under the structure of the SVS Foundation, once a shareholder of the Company becomes entitled to receive one special voting share for each Qualifying Common Share, the Company issues such special voting shares to the SVS Foundation pursuant to the SVS Foundation’s exercise of its option right and, thereafter, the SVS Foundation transfers the special voting shares to such shareholder. Issuing shares to the SVS Foundation is a technical device to ensure that special voting shares will be available for issue to eligible shareholders once such shareholders acquire the right to the special voting shares.
Terms and Conditions of the Special Voting Shares
The Terms and Conditions of Special Voting Shares apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the issued share capital of Stellantis and to certain aspects of Electing Common Shares, Qualifying Common Shares and Stellantis common shares which are registered in the Loyalty Register.
Special Capital Reserve
Stellantis will maintain a separate capital reserve for the purpose of facilitating any issuance or cancellation of special voting shares. No distribution shall be made from the special capital reserve, except that the Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

Withdrawal of Special Voting Shares
Following a mandatory transfer to Stellantis of special voting shares after a de-registration of Qualifying Common Shares from the Loyalty Register, Stellantis may continue to hold the special voting shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, Stellantis may withdraw and cancel the special voting shares held in treasury, as a result of which the nominal value of such shares will be allocated to the special capital reserves of Stellantis. Stellantis may also cancel all issued and outstanding class A special voting shares subject to approval of the meeting of holders of the class A special voting shares. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying Common Shares being deregistered from the Loyalty Register. No shareholder required to transfer special voting shares to Stellantis pursuant to the Terms and Conditions of Special Voting Shares will be entitled to any consideration for such special voting shares and each shareholder expressly waives any rights in that respect as a condition to participation in the loyalty voting structure.
Change of Control
A shareholder with common shares registered in the Loyalty Register must promptly notify Stellantis in the event of a Change of Control (as defined above) with respect to such shareholder and must make a de-registration request with respect to his or her Qualifying Common Shares or Electing Common Shares registered in the Loyalty Register. The de-registration request leads to a withdrawal of the special voting shares as described under “—Withdrawal of Special Voting Shares”. Notwithstanding Stellantis not receiving any such notification, it may, upon becoming aware of a Change of Control, initiate the de-registration of the relevant shareholder’s Qualifying Common Shares or Electing Common Shares.
General Meeting of Shareholders and Voting Rights
General Meetings
At least one general meeting of shareholders shall be held every year, with such meeting to be held within six months after the close of the financial year. The purpose of the annual general meeting of shareholders is, inter alia, the adoption of the annual accounts, the allocation of profits (including the proposal to distribute dividends), granting discharge to Directors in respect of the performance of their duties, the appointment of Directors, if applicable, and the discussion of any other item duly included in the agenda.
Furthermore, general meetings of shareholders shall be held as often as the Board of Directors, the Chairman, the Senior Independent Director or the CEO deem it necessary to hold them or as otherwise required by Dutch law (including in the event Stellantis’s equity has decreased to an amount equal to or less than one-half of the paid-up and called-up part of Stellantis’s issued capital, as referred to in Section 2:108a of the Dutch Civil Code), without prejudice to what is provided in the next paragraph.
Shareholders individually or jointly representing at least ten percent of the issued share capital may request in writing, stating the matters to be dealt with, that the Board of Directors call a general meeting of shareholders.
If the Board of Directors fails to take the necessary steps to ensure a meeting can be held within eight weeks, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he or she is not satisfied that the applicants have previously requested in writing, stating the exact subjects to be discussed, that the Board of Directors convene a general meeting of shareholders.
General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman, the Senior Independent Director or the CEO, in such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the 42nd day prior to the day of the meeting. All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on Stellantis’s corporate website and such an announcement shall remain accessible until the relevant general meeting of shareholders.

Any communication to be addressed to the general meeting of shareholders by virtue of Dutch law or the Articles of Association may be either included in the notice referred to in the preceding sentence or, to the extent provided for in such notice, on Stellantis’s corporate website and/or in a document made available for inspection at the office of Stellantis and such other place(s) as the Board of Directors shall determine. Convocations of general meetings of shareholders may be sent to shareholders entitled to attend through the use of an electronic means of communication to the address provided by such shareholders to Stellantis for this purpose. The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law and the Articles of Association. An item proposed in writing by such a number of shareholders who, individually or in the aggregate, hold at least three percent of Stellantis’s issued share capital, will be included in the notice or will be announced in a manner similar to the announcement of the notice, provided that Stellantis has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the 60th day before the day of the meeting.
Convocation, Agenda, Minutes and Attendance
The agenda of the annual general meeting of shareholders shall contain, inter alia, the following items:
(a)adoption of the annual accounts;
(b)non-binding advisory vote on the remuneration report;
(c)discussion of the policy of Stellantis on additions to reserves and on dividends, if any;
(d)granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;
(e)if applicable, the appointment of Directors;
(f)if applicable, the proposal to pay a dividend;
(g)if applicable, discussion of any substantial change in the corporate governance structure of Stellantis; and
(h)any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.
The Board of Directors will provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of Stellantis. If the Board of Directors invokes an overriding interest, it must give reasons.
When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 24 and Article 26 of the Articles of Association, persons with the right to vote or attend meetings will be considered those persons who have these rights at the 28th day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may register for the meeting, the final registration date for that general meeting of shareholders (which final registration date will be the seventh day prior to the meeting unless otherwise determined by the Board of Directors (the “Final Registration Date”)) and the manner in which the right to vote or attend the meeting can be exercised.

The general meeting of shareholders shall be presided over by the Chairman, or, in his absence, by the Senior Independent Director or, in the absence of both the Chairman and the Senior Independent Director, by the person chosen by the Board of Directors to act as chairman for such meeting. One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be adopted by the chairman and secretary of the meeting and signed by them in witness of such adoption. The minutes of the general meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which shareholders shall have the opportunity to react to the minutes in the following three months. In the event an amendment to the minutes is required, the amended minutes will then be adopted by the chairman and the secretary of the meeting and signed by them in witness of such adoption. If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.
As a prerequisite to attending the general meeting of shareholders and, to the extent applicable, exercising voting rights, the shareholders and other persons entitled to attend the meeting shall be required to inform the Board of Directors in writing of their intention to attend the general meeting of shareholders within the time frame mentioned in the convening notice. At the latest, this notice must be received by the Board of Directors on the Final Registration Date. Shareholders and those permitted by Dutch law to attend the general meetings of shareholders may choose to be represented at any meeting by a proxy duly authorized in writing, provided they notify Stellantis in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. Such proxy is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting. The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such a meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may, for each general meeting of shareholders, decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. The notice will state whether the foregoing provisions regarding electronic voting apply and the procedure for exercising the electronic voting rights.
Prior to being allowed admittance to a general meeting of shareholders, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his or her name and, to the extent applicable, the number of votes to which he or she is entitled. Each shareholder and other person attending a general meeting of shareholders by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In case an attorney attends the meeting on behalf of a shareholder or another person entitled to attend, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairman of the meeting may determine the time during which shareholders and others entitled to attend the general meeting of shareholders may speak, if he or she considers this desirable, with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.
Stellantis is exempt from the proxy rules under the Exchange Act.
Voting Rights at General Meetings
Subject to the restrictions described under “—Voting Limitations,” every Stellantis share (whether common share or special voting share) shall confer the right to cast one vote at a general meeting of shareholders. Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented. All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association or the Dutch Civil Code. Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted. Voting by acclamation shall be permitted if none of the shareholders present or represented objects. No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. However, pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall not be excluded from exercising their voting rights if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.
Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:
(a)the number of shares on which valid votes have been cast;
(b)the percentage that the number of shares as referred to under (a) represents in the issued and outstanding share capital;
(c)the aggregate number of votes validly cast; and
(d)the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.
Voting Limitations
No shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, shall be able to exercise, directly or indirectly, voting rights at a general meeting of shareholders reaching or exceeding the Voting Threshold (i.e., 30 percent or more of the votes that could be cast at any general meeting of shareholders), including after giving effect to any voting rights exercisable through Stellantis special voting shares. Any voting right reaching or exceeding the Voting Threshold shall be suspended. Furthermore, the Articles of Association provide that, before each general meeting of shareholders, any shareholder that would be able to exercise voting rights reaching or exceeding the Voting Threshold must notify Stellantis, in writing, of its shareholding and total voting rights in Stellantis and provide, upon written request by Stellantis, within three days of such request being made, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. The Voting Threshold restriction (i) may be removed following a resolution passed to that effect by the meeting of Stellantis shareholders with a majority of at least two-thirds of the votes cast (for the avoidance of doubt, without giving effect to any voting rights exercisable through Stellantis special voting shares, and subject to the aforementioned Voting Threshold) and (ii) shall lapse upon any person holding more than 50 percent of the issued Stellantis common shares (other than Stellantis special voting shares) as a result of a public offer for Stellantis common shares.
Shareholders’ Votes on Certain Transactions
Any important change in the identity or character of Stellantis must be approved by the general meeting of shareholders, including (i) the transfer to a third party of the business of Stellantis or practically the entire business of Stellantis; (ii) the entry into or breaking off of any long-term cooperation of Stellantis or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Stellantis; and (iii) the acquisition or disposal by Stellantis or a subsidiary of an interest in the capital of a company with a value of at least one-third of Stellantis’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of Stellantis.
Meetings of Holders of Shares of a Specific Class
Meetings of holders of shares of a specific class shall be held as frequently and whenever such a meeting is required by virtue of any statutory regulation or any provision in the Articles of Association.
Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to general meetings of shareholders, except those concerning the frequency, ultimate timing, notice period, right to put an item on the agenda and required agenda items, will apply mutatis mutandis to the meetings of holders of shares of a specific class. See “—Voting Rights at General Meetings” and “—Voting Limitations”.

Issuance of shares
The general meeting of shareholders, or alternatively the Board of Directors if it has been designated to do so at the general meeting of shareholders shall have authority to resolve on any issuance of shares and rights to subscribe for shares.
The Board of Directors has been irrevocably authorized, for a period of three years from January 16, 2021 to issue common shares and rights to subscribe for common shares up to in aggregate (i) ten percent of the issued common shares for general corporate purposes as of January 16, 2021, plus (ii) an additional ten percent of the issued common shares as of such date, if the issuance and/or the granting of rights to subscribe for common shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors. The Board of Directors will also be designated, for a period of three years from January 16, 2021 as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the foregoing authority of the Board of Directors to issue Stellantis common shares and grant rights to subscribe for Stellantis common shares. Refer to the “Rights of Pre-emption” section elsewhere in this report.
The general meeting of shareholders, or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what is required in relation thereto under Dutch law and the Articles of Association.
If the Board of Directors is designated by the general meeting of shareholders to have authority to decide on the issuance of shares or rights to subscribe for shares, such a designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such a designation. When making such designation the duration of the Board of Directors’ relevant authority, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Board of Directors.
Disclosure of Holdings under Dutch Law
As a result of the listing of Stellantis common shares on the MTA and Euronext Paris, pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“FMSA”), which chapter is an implementation of Directive 2004/109/EC as amended by Directive 2013/50/EU into Dutch law, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Stellantis must without delay notify the AFM of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: three percent, five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent (the “Notification Thresholds”).
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
As a consequence of the above, special voting shares must be added to Stellantis common shares for the purposes of the above thresholds.
For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as ‘shares’: (i) shares; (ii) depositary receipts for shares (or negotiable instruments similar to such receipts); (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds); and (iv) options for acquiring the instruments under (i) or (ii).

Controlled entities (within the meaning of the FMSA) do not themselves have notification obligations under the FMSA as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in Stellantis’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the FMSA will become applicable to such former controlled entity.
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
Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares; (ii) such person may be required to purchase shares on the basis of an option; or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.
If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in Stellantis’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Stellantis’s notification as described below.
The notification to the AFM should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.
In addition, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his or her actual capital or voting interest in Stellantis, reaches, exceeds or falls below any of the Notification Thresholds, vis-à-vis his or her most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he or she became or ought to be aware of this change.
Stellantis is required to notify the AFM promptly of any change of one percent or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in Stellantis’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.
In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No. 236/2012, as last amended by ESMA Decision of December 16, 2020, ESMA70-155-11608, notification must be made of any net short position of 0.1 percent in the issued share capital of Stellantis and of every subsequent 0.1 percent above this threshold. Notifications starting at 0.5 percent and every subsequent 0.1 percent above this threshold will be made public via the short selling register of the AFM. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. Furthermore, gross short positions are required to be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.
The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received which can be accessed via www.afm.nl. The notifications referred to in this paragraph should be made through the online notification system of the AFM.
Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance and may publish the imposed penalties. In addition, a civil court can impose measures against any person that fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by Stellantis and/or by one or more shareholders who alone or together with others represent at least three percent of the issued and outstanding share capital of Stellantis or are able to exercise at least three percent of the voting rights. The measures that the civil court may impose include:
•an order requiring appropriate disclosure;

•suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;
•voiding a resolution adopted by the general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and
•an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Stellantis.
Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.
Mandatory Bid Requirement
Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly acquires 30 percent or more of Stellantis’s voting rights will be required to launch a public offer for all outstanding shares in Stellantis’s share capital for a fair purchase price determined by law. A fair price is considered a price which is equal to the highest price paid by such person or the persons acting in concert with it for Stellantis’s shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price of Stellantis’s shares in the year prior to the announcement of the offer. At the request of the offeror, Stellantis, or any of the Stellantis shareholders, the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerchtshof te Amsterdam) (the “Dutch Enterprise Chamber”) may determine a different fair price. If a 30 percent shareholder fails to make a public offer, the Dutch Enterprise Chamber may require such shareholder to do so upon the request of, among others, Stellantis or any of the Stellantis shareholders.
Dutch Financial Reporting Supervision Act
On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, or the “FRSA”), the AFM supervises the application of financial reporting standards by, amongst others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Stellantis regarding its application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM; (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports; or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
Compulsory Acquisition
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Stellantis may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Dutch Enterprise Chamber before the Dutch Supreme Court.

In addition, pursuant to article 2:359c of the Dutch Civil Code, following a public offer, a holder of at least 95 percent of the issued share capital and of voting rights of Stellantis has the right to require the minority shareholders to sell their shares to it. Any such request must be filed with the Dutch Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, pursuant to article 2:359d of the Dutch Civil Code, each minority shareholder has the right to require the holder of at least 95 percent of the issued share capital and the voting rights of Stellantis to purchase its shares in such a case. The minority shareholder must file such a claim with the Dutch Enterprise Chamber within three months after the end of the acceptance period of the public offer.
Disclosure of Trades in Listed Securities
Pursuant to the FMSA, each member of the Board of Directors must notify the AFM:
•within two weeks after his or her appointment of the number of shares he or she holds and the number of votes he or she is entitled to cast in respect of Stellantis’s issued and outstanding share capital; and
•subsequently of each change in the number of shares he or she holds and of each change in the number of votes he or she is entitled to cast in respect of Stellantis’s issued and outstanding share capital, immediately after the relevant change.
Furthermore, pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 (as amended and supplemented, the “Market Abuse Regulation”), each of the members of the Board of Directors and any other person discharging managerial responsibilities within Stellantis and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Stellantis and has regular access to inside information relating, directly or indirectly, to Stellantis (each, a “PDMR”) must notify the AFM of all transactions, conducted or carried out for his or her own account, relating to Stellantis common shares, special voting shares or financial instruments the value of which is (in part) determined by the value of Stellantis common shares or special voting shares.
In addition, persons that are closely associated with members of the Board of Directors or any of the other PDMRs must notify the AFM of all transactions conducted for their own account relating to Stellantis’s shares or financial instruments, the value of which is (in part) determined by the value of Stellantis’s shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year as of the relevant transaction date; and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the board of directors or any other PDMR or by a person referred to under (i), (ii) or (iii) above.
The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date by means of a standard form. Such notifications under the Market Abuse Regulation may however be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. Any subsequent transaction must be notified as set forth above. The AFM keeps a public register of all notifications made pursuant to the FMSA and the Market Abuse Regulation.
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication of such penalties, fines and orders), imprisonment or other sanctions.
Shareholder Disclosure and Reporting Obligations under U.S. Law
Holders of Stellantis common shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than five percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of any plans or proposals that may lead to a change of control of an issuer.

If Stellantis were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require Stellantis’s directors and executive officers, and persons who own more than ten percent of a registered class of Stellantis’s equity securities, to file reports of ownership of, and transactions in, Stellantis’s equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to furnish Stellantis with copies of all Section 16 reports they file.
Disclosure Requirements under Italian law and European Union law
Further disclosure requirements will apply to Stellantis under Italian law and French law by virtue of the listing of Stellantis’s shares on the MTA and Euronext Paris, respectively. Summarized below are the most significant requirements to be complied with by Stellantis in connection with the admission to trading of Stellantis common shares on the MTA and the admission to listing and trading on Euronext Paris. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).
In particular, the following main disclosure obligations will apply to Stellantis:
•The following articles of Legislative Decree no. 58/1998, or the Italian Financial Act (as well as the implementing regulations enacted by CONSOB thereunder) effective as of the date of this report: article 92 (equal treatment principle), article 113-ter (general provisions on regulated disclosures), article 114 (information to be provided to the public), article 114-bis (information concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB upon the authority’s request), articles 180 through 187-quaterdecies (relating to insider trading and market manipulation) and article 193 (fines for breach of disclosures duties);
•the General Regulation of the AMF, article 223-16 (obligation to disclose on a monthly basis the total number of shares and voting rights comprising Stellantis’s share capital if these numbers have changed compared to the most recently disclosed numbers) and article 223-20 (obligation to file with the AMF certain changes to the Articles of Association). The information required to be published in France may be published in French or English; and
•the applicable law concerning market abuse and, in particular, article 7 (Inside information), article 17 (Public disclosure of inside information), article 18 (Insider lists) and article 19 (Managers’ transactions) of the Market Abuse Regulation, as well as implementing regulations promulgated thereunder.
In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends and relevant “ex date” and “record date”) will apply to Stellantis.
The foregoing is based on the current legal framework and, therefore, it may vary following any potential regulatory changes adopted by the concerned member states and competent authorities.
Disclosure of Inside Information - Article 17 of the Market Abuse Regulation
Pursuant to the Market Abuse Regulation, Stellantis has to disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) directly concerns Stellantis; and (iv) if it were made public, would be likely to have a significant effect on the prices of Stellantis’s financial instruments (as such term is defined under the Market Abuse Regulation) or on the price of related derivative financial instruments (the “Inside Information”). In this regard:
•information is deemed to be of a precise nature if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (e.g., Stellantis’s common shares) or the related derivative financial instrument. In this respect, in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be information of precise nature.

•information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments or the related derivative financial instruments means information a reasonable investor would be likely to use as part of the basis of his or her investment decisions.
An intermediate step in a protracted process is deemed to be Inside Information if, by itself, it satisfies the criteria of Inside Information as referred to above.
The above disclosure requirement has to be complied with through the publication of a press release by Stellantis in accordance with the Market Abuse Regulation and Dutch, Italian and French law, which discloses to the public the relevant Inside Information. In addition, any Inside Information disseminated by Stellantis in any jurisdiction is required to be made public in a manner that permits full and prompt access to, and correct and timely evaluation of, such information by the public in compliance with the Market Abuse Regulation.
Under specific circumstances, the AFM, CONSOB and the AMF may request Stellantis and/or its main shareholders to disclose to the public, or provide, specific information or documentation. For this purpose, the AFM, CONSOB and the AMF have broad powers under applicable EU regulations, as well as Italian and French law, to, among other things, carry out inspections or investigations or request information from the members of the Board of Directors or the external auditors.
Stellantis may, under its own responsibility, delay disclosure to the public of Inside Information provided that all of the following conditions are met: (a) immediate disclosure is likely to prejudice the legitimate interests of Stellantis; (b) delay of disclosure is not likely to mislead the public; and (c) Stellantis is able to ensure the confidentiality of that information.
In the case of a protracted process that occurs in stages and that is intended to bring about, or that results in, a particular circumstance or a particular event, Stellantis may under its own responsibility delay the public disclosure of Inside Information relating to this process, subject to the conditions set forth under (a), (b) and (c) above.
Insiders’ List - Article 18 of the Market Abuse Regulation
Stellantis, as well as persons acting on its behalf or on its account, are required to draw up and keep regularly updated, a list of all persons who have access to Inside Information and who are working for them under a contract of employment, or otherwise performing tasks pursuant to which they have access to Inside Information, such as advisers, accountants or credit rating agencies (the “insider list”).
Stellantis, or any person acting on its behalf or on its account, is required to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of Inside Information.
Prohibition on Insider Dealing – Article 14 of the Market Abuse Regulation
It is prohibited for any person to make use of inside information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates, as well as an attempt to do so (“insider dealing”). The use of inside information by cancelling or amending of an order concerning a financial instrument also constitutes insider dealing. In addition, it is prohibited for any person to disclose inside information to anyone else (except where the disclosure is made strictly as part of the person’s regular duty or function) or, whilst in possession of inside information, recommend or induce anyone to acquire or dispose of financial instruments to which the information relates. Furthermore, it is prohibited for any person to engage in or attempt to engage in market manipulation, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of a financial instrument.
Prohibition to Trade During Closed Periods – Article 19 of the Market Abuse Regulation
A PDMR is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to shares or debt instruments of the Company or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of an annual or semi-annual financial report of the Company.

Transparency Directive
The Netherlands is the Company’s home member state for the purposes of Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 (as amended by Directive 2013/50/EU of the European Parliament and of the Council of 22 October 2013) as a consequence of which the Company will be subject to the FMSA in respect of certain ongoing transparency and disclosure obligations.
Public Tender Offers
Certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers will apply to any offer launched for Stellantis common shares. In particular, among other things, the provisions concerning the tender offer price and the procedure, including the obligation to communicate the decision to launch a tender offer, the content of the offer document and the disclosure of the tender offer will be supervised by CONSOB and will be subject to Italian law.
Stellantis Policies
On January 17, 2021, the Board of Directors approved an amended insider trading policy, as described further below under “—Insider Trading Policy”.
On the same day, the Board of Directors resolved that, for a transitional period to be further determined by the Board of Directors, the FCA code of conduct and other corporate and compliance policies (other than FCA's insider trading policy) as in place immediately prior to the merger shall remain applicable to the former FCA business, and the PSA code of ethics and other corporate and compliance policies (other than PSA's insider trading policy) as in place immediately prior to the merger shall remain applicable to the former PSA business. The description below refers to the policies governing the former FCA business. The Company is currently engaged in the harmonization of the former FCA and PSA corporate and compliance policies, with the objective of adopting group-wide Stellantis policies as soon as practicable.
Code of Conduct
During the year ended December 31, 2020, FCA and all of its subsidiaries referred to the principles contained in the FCA Code of Conduct (“FCA Code of Conduct”), as approved by the Board of Directors on April 29, 2015 and updated in January 2017.
The FCA Code of Conduct applied to all board members and officers of FCA and its subsidiaries, as well as full-time and part-time employees of FCA and any of its subsidiaries. The FCA Code of Conduct also applied to all temporary, contract and all other individuals and companies that acted on behalf of FCA, wherever they were located in the world.
The FCA Code of Conduct represented a set of values recognized, adhered to and promoted by the FCA Group, which understood that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development. The FCA Code of Conduct provided a pillar of the integrity system which regulated the decision-making processes and operating approach of the FCA Group and its employees in the interests of stakeholders. The FCA Code of Conduct amplified aspects of conduct related to economic, social and environmental dimensions, underscoring the importance of dialog with stakeholders. Explicit reference was made in the FCA Code of Conduct to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organization (“ILO”), the OECD Guidelines for Multinational Enterprises, the U.S. Foreign Corrupt Practices Act (“FCPA”) and United Kingdom Bribery Act (“UKBA”).
The FCA Code of Conduct was supplemented by Practices aimed to provide specific guidance to all workforce members on how to effectively apply the Principles under the FCA Code of Conduct in relation to various topics such as: the Environment, Health and Safety, Anti-corruption, Suppliers, Respect of Human Rights, Conflicts of Interest, Data Privacy, Information Assets Protection, Antitrust and Export controls. Moreover FCA published on the FCA Website an updated version of the Company Sustainability Guidelines to cover specific business matters detailing FCA’s accountability and commitment to a culture of responsibility and integrity.

FCA endeavored to ensure that the FCA Code of Conduct was regarded as a best practice of business conduct and observed by those third parties with whom it maintained business relationships of a lasting nature such as suppliers, dealers, advisors and agents. In fact, FCA Group contracts worldwide included specific clauses relating to recognition and adherence to the principles underlying the FCA Code of Conduct, as well as compliance with local regulations, particularly those related to corruption, money-laundering, terrorism and other crimes constituting liability for legal persons.
Following completion of the merger, the former FCA and PSA businesses initially continued to apply their own existing codes of conduct, up to the adoption by the Stellantis Board of Directors of the new code of conduct for Stellantis (the “Stellantis Code of Conduct”) at its meeting on March 2, 2021.
The Stellantis Code of Conduct continues to be a pillar of the integrity system, regulating the decision-making processes and operating approach of the Group and its employees in the interests of stakeholders. Integrity is regarded as a source of competitiveness, a foundation of the Group’s sustainable growth and the way to build day after day Stellantis’s reputation as a Company that customers, the workforce and stakeholders can trust and rely on. The Stellantis Code of Conduct sets the ethical principles of integrity that will guide the Group and its workforce ensuring compliance with laws, regulations and best practices.
Explicit reference is made to the United Nations (“UN”) declaration on human rights and the ILO declaration on fundamental principles and rights at work.
The Stellantis Code of Conduct applies to the members of the Stellantis Board of Directors, officers and to all full-time or part-time employees, temporary workers and contract workers. Based on the Stellantis Code of Conduct, Stellantis also expects its stakeholders, including suppliers, dealers, distributors, and Joint Venture partners, to act with integrity and in accordance with the Stellantis Code of Conduct.
The Stellantis Code of Conduct focuses on four main areas:
(a)the protection of the Stellantis workforce, including a commitment to diversity, fairness, and health and safety;
(b)the way Stellantis conducts business by engaging in sustainable practices, with a specific reference to the environmental protection, and in accordance with applicable law, including vehicle safety and emissions laws and regulations, anti-money laundering, competition, export and trade regulations, insider trading, data privacy, anti-bribery and private corruption, lobby and political contribution;
(c)the interaction with external parties, including the avoidance of conflicts of interest and the support of our communities; and
(d)the protection of Stellantis assets and information.
The Stellantis Code of Conduct, like its FCA predecessor, will be supplemented by a set of policies and procedures, that will be developed based on a process of harmonization of the former FCA and PSA ethics and compliance policies.
Members of the workforce have the responsibility to become familiar with the Stellantis Code of Conduct, abide by it, and report any conduct that they believe may be in violation of the Stellantis Code of Conduct. Retaliation against anyone who reports a matter in good faith is strictly prohibited and will be subject to disciplinary action.
Stellantis, and previously FCA, closely monitors the effectiveness of and compliance with the Stellantis Code of Conduct (and previously the FCA Code of Conduct). Violations of the Stellantis Code of Conduct are essentially determined through, among others: periodic activities carried out by Internal Audit according to the annual Audit Plan that is based on a group risk assessment process; allegations received; and checks forming part of the standard operating procedures. Internal Audit investigates violations of the Stellantis Code of Conduct also through specific Business Ethics Audits. On a regular basis, the Chief Audit and Compliance Officer informs the Chief Executive Officer and the Audit Committee on the major findings. For all Stellantis Code of Conduct violations, disciplinary measures taken are commensurate with the seriousness of the case and comply with local legislation.
The Stellantis Code of Conduct is available on the Governance section of the Group’s website at https://www.stellantis.com/en/group/governance/corporate-regulations.

Insider Trading Policy
The insider trading policy was initially adopted on October 10, 2014 by the board of directors of Fiat Investments. This policy was amended by the Board of Directors of FCA on July 28, 2016 following the new applicable law concerning market abuse and, in particular, the MAR Regulation and its implementing regulations; the policy was further revised by the Board of Directors on October 2, 2019, effective as of November 4, 2019, to improve its effectiveness and scope. On January 17, 2021, the Board of Directors amended the policy in connection with the listing of Stellantis’s common shares on Euronext Paris. The insider trading policy sets forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s integrity and ethical conduct.
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
The Company applies the following aspects of diversity to the Board of Directors: age, gender, expertise, work and personal background and nationality. The Company considers each of these aspects key drivers to support the above-mentioned goals and to achieve sufficient diversity of views and the expertise needed for a proper understanding of current affairs and longer-term risks and opportunities related to the Company’s business. The Board of Directors and its Governance and Sustainability Committee consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.
Concrete targets that the Company aims to achieve, with an overriding emphasis based on merit, within the next several years, are that (a) at least 30% of the seats of the Board of Directors are occupied by women and at least 30% by men; (b) the nationality of the members of the Board of Directors shall be reasonably consistent with the geographic spread of Stellantis’s business in such manner that no nationality shall count for more than 60% of the members of the Board of Directors; and (c) the age of the members of the Board of Directors should be more diverse by having one or more members of the Board of Directors aged under 50 at the day of their nomination; provided that in the selection of a candidate on the basis of the defined diversity criteria, rules and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability or sexual orientation) will be taken into account.
To ensure its correct implementation, the Diversity Policy has been considered in the adoption of a profile for non-executive Directors and will be taken into account in the nomination of executive Directors, as well as in nominating and recommending non-executive Directors. In the 2020 financial year, the targets relating to nationality and age have been realized.
Compliance with Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate, among other things, relations between the Board of Directors and the shareholders (including the general meeting of shareholders). The Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting of shareholders; and (v) one-tier governance structure.

Dutch companies whose shares are listed on a regulated market, such as the MTA or Euronext Paris, or comparable system, such as the NYSE, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.
Stellantis acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code.
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
While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure applies the following best practice provisions as follows:
•The initial term of appointment of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman amounts to five years instead of the 4-year term prescribed by the Dutch Corporate Governance Code. FCA and PSA agreed upon such initial term as part of the merger negotiations between both parties and taking into account the best interests of the Company.
•The Company does not have a retirement schedule as referred to in best practice provision 2.2.4. of the Dutch Corporate Governance Code, because, pursuant to the Articles of Association, the term of office of the Directors is approximately two years.
•Although the Board of Directors has appointed a non-executive Director with the title of Vice-Chairman, this person does not qualify as a vice-chairperson within the meaning of best practice provision 2.3.7 of the Dutch Corporate Governance Code. The Board of Directors has however appointed a non-executive Director as the chairperson referred to by Dutch law, with the title Senior Independent Director. Pursuant to Board of Directors’ regulations, the Chairman, or in his or her absence the Senior Independent Director, or in his or her absence, any other non-executive Director chosen by a majority of the Directors present at a meeting, will preside at a meeting of the Board of Directors. In addition, the Chairman of Stellantis acts as contact person for individual Directors regarding any conflict of interest of the Senior Independent Director. It is believed that this is sufficient to ensure that the functions assigned to the vice-chairperson by the Dutch Corporate Governance Code are properly discharged.
•Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every executive and non-executive Director nominated for appointment should attend the general meeting of shareholders at which votes will be cast on his or her nomination. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company’s general meeting of shareholders is well informed in respect of the nominees for (re)appointment and, in practice, only the executive Directors will therefore be present at the general meeting of shareholders.
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
•The NYSE requires that when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report filed with the SEC) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.

•The Audit Committee is elected by the Board of Directors and is comprised of at least three independent Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent” for the purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). Furthermore, the Audit Committee may not be chaired by the Chairperson of the Board of Directors or by a former executive of the Company. Currently, the Audit Committee consists of Ann Frances Godbehere (Chairperson), Wan Ling Martello and Henri de Castries.
•In contrast to NYSE rules applicable to U.S. companies which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a general meeting of shareholders. Our Audit Committee is responsible for the recommendation to the shareholders of the appointment or dismissal and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.
•NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement; however the Dutch Corporate Governance Code also requires us to have a Remuneration Committee and a selection and appointment committee (which we call our Governance and Sustainability Committee). Our Remuneration Committee Charter states that more than half of the members of the Remuneration Committee must be independent under the Dutch Corporate Governance Code. Three out of five of the current members of the Remuneration Committee are independent under both the NYSE rules and the Dutch Corporate Governance Code.
•Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with the limited exceptions set forth in the NYSE rules. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and under Dutch law such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board of Directors, to the extent the authority to grant equity rights has been delegated at a general meeting of shareholders to the Board of Directors. For equity compensation plans for members of the Board of Directors and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board of Directors, approval by the general meeting of shareholders is required.

Report of the Non-Executive Directors
Introduction
This report renders an account of the supervision exercised by the non-executive Directors of FCA in the 2020 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
It was the responsibility of the non-executive Directors of FCA to supervise the policies carried out by the executive Directors of FCA and the general affairs of FCA and its affiliated enterprise, including the implementation of the strategy of FCA regarding long-term value creation. In so doing, the non-executive Directors of FCA acted solely in the interest of FCA. With a view to maintaining supervision on FCA, during the 2020 financial year the non-executive Directors of FCA regularly discussed FCA’s long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors of FCA.
According to the Articles of Association of FCA then in force the FCA Board of Directors was a one-tier board and consisted of three or more members, comprising both members having responsibility for the day-to-day management of FCA (executive Directors) and members not having such day-to-day responsibility (non-executive Directors). The FCA Articles of Association provided for the possibility to allocate tasks between the executive and non-executive Directors of FCA. Regardless of an allocation of tasks, all Directors of FCA remained collectively responsible for the proper management and strategy of the Company (including supervision thereof in case of non-executive Directors of FCA).
The composition of the FCA Board of Directors during the year ended December 31, 2020, was as follows:

Year of Birth	Name		Nationality
1976	J. Elkann	M	ITA
1964	M. Manley	M	UK
1966	R. Palmer	M	UK
1949	R. L. Thompson	M	USA
1960	J. Abbott	M	UK
1975	A. Agnelli	M	ITA
1948	T. Brandolini d'Adda	M	CH
1958	G. Earle	M	UK
1959	V. A. Mars	F	USA
1966	M. A. Volpi	M	ITA
1951	P. Wheatcroft	F	UK
1955	E. Zegna	M	ITA
Details of the current composition of the Board of Directors (including the non-executive Directors) and its committees are set forth in the section “Board of Directors” above.
Supervision by the non-executive Directors
The non-executive Directors of FCA supervised the policies carried out by the executive Directors of FCA and the general affairs of FCA and its affiliated enterprises. In so doing, during the 2020 financial year the non-executive Directors of FCA have also focused on the effectiveness of FCA’s internal risk management and control systems, the integrity and quality of the financial reporting and FCA’s long-term business plans, the implementation of such plans and the associated risks.
The non-executive Directors of FCA also determined the remuneration of the executive Directors of FCA and nominated candidates for FCA's Director appointments. Furthermore, pursuant to the FCA Articles of Association, the Board of Directors of FCA had the possibility to allocate certain specific responsibilities to one or more individual Directors of FCA or to a committee comprised of eligible Directors of FCA and its subsidiaries. In this respect, the Board of Directors of FCA allocated certain specific responsibilities to the Audit Committee, the Compensation Committee and the Governance and Sustainability Committee.

According to the Audit Committee charter in place in 2020, the responsibilities of the Audit Committee were to assist and advice the FCA Board of Directors inter alia with respect to: (1) the integrity of FCA's financial statements, including any published interim reports; (2) FCA's policy on tax planning adopted by management; (3) FCA's financing; (4) the application by FCA of information and communication technology; (5) the system of internal controls that FCA's management and/or FCA's Board of Directors established; (6) FCA's compliance with legal and regulatory requirements; (7) FCA's compliance with recommendations and observations of internal and independent auditors; (8) FCA's policies and procedures for addressing certain actual or perceived conflicts of interest; (9) the qualifications, independence and remunerations of FCA's independent auditors and any non-audit services provided to FCA by the independent auditors; (10) the functioning of FCA's internal auditors and independent auditors; (11) risk management guidelines and policies; and (12) the implementation and effectiveness of FCA's ethics and compliance program.
The FCA Audit Committee consisted of Mr. Glenn Earle (Chairman), Mr. Thompson, Ms. Wheatcroft and Ms. Mars.
During 2020, thirteen meetings of FCA’s Audit Committee were held. The average attendance of its members at those meetings was 98 percent. The Committee reviewed the FCA Group financial results on a quarterly basis with the assistance of the FCA Group Chief Financial Officer and other Company officers mainly from finance and legal departments, focusing on main business drivers in addition to key accounting and reporting matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. The Committee received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. The Committee also reviewed the Form F-4 and the Admission Prospectus for listing of the Stellantis shares resulting from the merger of Peugeot S.A. with and into Fiat Chrysler Automobiles N.V. and the admission to trading on the New York Stock Exchange, Euronext Paris, and Mercato Telematico Azionario. Internal Audit activity was reviewed on a regular basis with the Chief Audit, Sustainability and Compliance Officer attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Group, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
According to the Compensation Committee charter in place in 2020, the responsibilities of the Compensation Committee were to assist and advice the FCA Board of Directors inter alia with respect to: (1) compensation for executive Directors; (2) FCA's remuneration policy; (3) compensation of non-executive Directors; and (4) remuneration reports.
The FCA Remuneration Committee consisted of Mr. Zegna (Chairman), Ms. Mars and Mr. Volpi.
During 2020, four meetings of FCA’s Compensation Committee were held with 100 percent attendance of its members at those meetings. The Compensation Committee reviewed the Remuneration Report and it also recommended the Amendment of the Remuneration Policy of the Board of Directors, also in view of the Revised Shareholders Rights Directive. Further details of the activities of the Compensation Committee are included in the REMUNERATION REPORT section included elsewhere in this report.
According to the Governance and Sustainability Committee charter in place in 2020, the responsibilities of the Governance and Sustainability Committee were to assist and advice the FCA Board of Directors inter alia with respect to: (1) drawing up the selection criteria and appointment procedures for Directors; (2) periodic assessment of the size and composition of the FCA Board of Directors and as appropriate making proposals for a composition profile of the FCA Board of Directors; (3) periodic assessment of the performance of individual directors and reporting this to the FCA Board of Directors; (4) proposals to the non-executive Directors for the nomination and re-nomination of Directors to be elected by the Stellantis shareholders; (5) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; and (6) monitoring, evaluation and reporting on the sustainable policies and practices, management standards, strategy, performance and governance globally of FCA and its subsidiaries.
The FCA Governance and Sustainability Committee consisted of Mr. Elkann (Chairman), Ms. Wheatcroft and Ms. Mars.

During 2020, the FCA Governance and Sustainability Committee met four times with 100 percent attendance of its members at those meetings. The Committee reviewed the Board of Director’s and Committee’s assessments, the sustainability achievements and objectives, the recommendations and designations in view of the merger for Directors’ election.
Details on the current duties of the Audit Committee, Compensation Committee and Governance and Sustainability Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The Governance and Sustainability Committee”, within “Board Practices and Committees” above.
During the 2020 financial year, the non-executive Directors of FCA supervised the adoption and implementation of the strategies and policies by FCA, received updates on legal and compliance matters and they were regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors of FCA also reviewed the reports of the Board of Directors of FCA and its committees, the sustainability achievement and objectives and the recommendations for the appointment of FCA Directors. In connection with the merger, the shareholders of FCA approved at the extraordinary general meeting held on January 4, 2021 changes to the composition of the Board of Directors as of the Governance Effective Time (being January 17, 2021), approving the appointment of the members of the Board of Directors of Stellantis, who reviewed this annual report, including the Remuneration Report and the 2020 Company’s financial results.
During 2020, there were 13 meetings of the Board of Directors of FCA. Portions of these meetings took place without the executive Directors of FCA being present. The average attendance at those meetings was 100 percent. An overview of the attendance of the individual FCA Directors per meeting of the Board of Directors of FCA and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	Governance and Sustainability Committee	Compensation Committee
John Elkann(1)	13/13	-	4/4	-
Michael Manley(2)	13/13	-	-	-
Richard K. Palmer(2)	13/13	-	-	-
Ronald L. Thompson(2)	13/13	13/13	-	-
Andrea Agnelli(1)	13/13	-	-	-
Tiberto Brandolini d’Adda(2)	13/13	-	-	-
Glenn Earle(2)	13/13	13/13	-	-
Valerie A. Mars(2)	13/13	12/13	4/4	4/4
Michelangelo A. Volpi(2)	13/13	-	-	4/4
Patience Wheatcroft(2)	13/13	13/13	4/4	-
Ermenegildo Zegna(2)	13/13	-	-	4/4
John Abbott(2)	13/13	-	-	-
________________________________________________________________________________________________________________________________________________
(1) Messrs. John Elkann and Andrea Agnelli were re-appointed as directors at the extraordinary general meeting of shareholders held on January 4, 2021.
(2) Board member of FCA until January 17, 2021.
During these meetings, the key topics discussed were, amongst others: the COVID-19 Emergency, including the decisions to close FCA’s facilities to protect the health and safety of the workforce, the measures to be implemented in order to restart the production activities minimizing any sanitary risks, and the implementing of the remote working to the extent possible; several actions to preserve and enhance liquidity; the FCA Group’s strategy and the several steps related to the implementation of the Combination Agreement with Groupe PSA; analysis of investments, the FCA Group’s financial results and reporting, acquisitions and divestitures, executive compensation, product plan and technological developments, risk management, legal and compliance matters, sustainability, human resources, implementation and amendment of the Remuneration Policy, and the Remuneration Report.
Independence of the non-executive Directors
The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent.”

The FCA Board of Directors determined that, in 2020, seven of FCA’s twelve Board of Directors members qualified as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate Governance Code. The remaining directors, being John Elkann, Michael Manley, Richard K. Palmer, Andrea Agnelli and Tiberto Brandolini d’Adda, did not qualify as independent for the purposes referred to in the preceding sentence.
Evaluation by the non-executive Directors
The non-executive Directors of FCA were responsible for supervising the FCA Board of Directors and its committees, as well as the individual executive and non-executive Directors of FCA, and are assisted by the Governance and Sustainability Committee in this respect.
In accordance with the Governance and Sustainability Committee Charter in place in 2020, the Governance and Sustainability Committee assisted and advised the FCA Board of Directors with respect to periodic assessment of the performance of individual Directors. In this respect, the Governance and Sustainability Committee had, amongst others, in 2020, the duties and responsibilities to review the FCA Board of Directors’ performance, the performance of its committees and to contribute to the process to designate candidates to the Board of Directors of Stellantis.
In 2020, the Governance and Sustainability Committee of FCA focused on the periodic assessment of the performance of the Board of Directors of FCA, its committees and the individual Directors of FCA during the meeting held on February 19, 2020. Consideration was given to what actions, if any, could enhance and further improve the functioning of the Board of Directors of FCA and its committees, as well as steps that could be taken to address specific requests or perceived areas for improvement.
The non-executive Directors of FCA were regularly informed by each committee as referred to in best practice provision 2.3.5 of the Dutch Corporate Governance Code and the conclusions of those committees were taken into account when drafting this report of the non-executive Directors of FCA.
The non-executive Directors of FCA were able to review and evaluate the performance of FCA’s Audit Committee, Governance and Sustainability Committee and Compensation Committee in 2020. Based on the evaluations, there was no need to amend the size or composition of FCA’s Audit Committee, Governance and Sustainability Committee and Compensation Committee, nor to amend their charters during the year 2020. However, the charters were amended at the Governance Effective Time in connection with the implementation of the Stellantis governance arrangements following the merger. Details on the current charters of the Audit Committee, the Governance and Sustainability Committee and the Compensation Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The Governance and Sustainability Committee”, within “Board Practices and Committees” above.
Also, pursuant to FCA’s Compensation Committee Charter, the Compensation Committee implemented and oversaw the Remuneration Policy as it applied to non-executive Directors of FCA, executive Directors of FCA and senior officers reporting directly to the executive Directors of FCA. The Compensation Committee administered all the equity incentive plans and the deferred compensation benefits plans of FCA. On the basis of the assessments performed, the non-executive Directors determined the remuneration of the executive Directors of FCA and nominated candidates for the FCA Director appointments.
The non-executive Directors of FCA have supervised the performance of FCA’s Audit Committee, Compensation Committee and Governance and Sustainability Committee.

REMUNERATION REPORT
In this Remuneration Report, the Compensation Committee of the Board of Directors (the “Compensation Committee”) provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Directors (the “FCA Board”) in 2020. The remuneration of the Directors in 2020 reflects remuneration actions approved by the FCA Board, at the recommendation of the Compensation Committee, in accordance with the remuneration policy of the Company and adopted during the June 26, 2020 Annual General Meeting (the “Remuneration Policy”). 2020 was an exceptional year requiring remuneration measures in response to the business impacts of COVID 19 and the upcoming merger of FCA with Groupe PSA, which was completed on January 16, 2021.
In line with article 2:135b of the Dutch Civil Code this report will be subject to an advisory vote at the 2021 Annual General Meeting. The 2019 Remuneration Report was presented to the shareholders for an advisory vote at the June 26, 2020 Annual General Meeting and received a 91.07% shareholder support. Therefore, the Compensation Committee decided not to change the structure and level of disclosure of the 2020 Remuneration Report.
Remuneration policy
This section provides an overview of the Remuneration Policy for FCA’s Executive Directors. The Remuneration Policy, in accordance with Dutch law and Corporate Governance Code was presented to shareholders at the June 26, 2020 Annual General Meeting and received 90.56% shareholder approval. The merger of FCA with Groupe PSA, will lead to some changes to the Remuneration Policy. A revised Remuneration Policy will be presented for a shareholder vote at the 2021 Annual General Meeting and once approved will be available on the Stellantis website.
Objectives and principles
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
Within the scope of FCA’s Remuneration Policy, the remuneration of the Executive Directors is determined by the FCA Board at the recommendation of the Compensation Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive Directors and Non-Executive Directors were implemented in 2020, in accordance with the Remuneration Policy.

The guiding principles of our Remuneration Policy direct our efforts to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create long-term value for shareholders and other stakeholders in a manner consistent with our core business and leadership values. FCA’s compensation philosophy aims to provide compensation to its executive directors as outlined below.

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

2020 Financial Year - Highlights summary
A key tenet of FCA's Remuneration Policy is pay for performance. The FCA Group reported positive full year 2020 results despite the impact of COVID-19 on the FCA Group and automotive industry as a whole. The following highlights some of the key achievements during the year:
•Positive operating results with Adjusted EBIT of €3.7 billion, with North American Adjusted EBIT of €5.4 billion, and Industrial free cash flows of €0.6 billion, despite the impact of COVID-19 on the results for the first half of 2020;
◦For the fourth quarter of 2020, the FCA Group reported record results with all segments profitable; record North America Adjusted EBIT of €2.2 billion and margin of 11.6%, and sequential improvement in LATAM despite continued market downturn from COVID-19;
•The FCA Group maintained market leadership in LATAM and Brazil;
•The FCA Group’s available liquidity was strong at December 31, 2020 at €31.4 billion;
•FCA and Groupe PSA continued progress for the completion of the 50/50 merger to create 3rd largest global OEM by revenues and 4th by volume, with the merger finalized on January 16, 2021;
The following table highlights the financial metrics in the year:

Financial Metric	2020	Change from 2019
	(€ million, except as otherwise noted)
Worldwide combined shipments (in thousands of units)	3,435	(22)%
Net revenues	86,676	(20)%
Net profit from continuing operations	24	(99)%
Adjusted EBIT(1)	3,742	(44)%
Adjusted EBIT margin(1)	4.3%	-190 bps
Adjusted Net profit(1)	1,863	(57)%
Diluted earnings per share from continuing operations (€ per share)	0.02	(99)%
Adjusted diluted earnings per share(1) (€ per share)	1.19	(56)%
Cash flows from operating activities - continuing operations	9,183	(15)%
Industrial free cash flows(1)	624	(70)%
______________________________________________________________________________________________________________________________
(1) Refer to FINANCIAL OVERVIEW - Non-GAAP Financial Measures for additional detail and definitions of these performance metrics.

Director's Total Remuneration in 2020
The following table summarizes the remuneration paid or awarded to the members of the FCA Board for the year ended December 31, 2020. Of the Directors only John Elkann and Andrea Agnelli will stay on as members of the Board after the merger.

			Fixed Remuneration				Variable Remuneration
Directors of FCA	Office held	Year	Base salary(1)	Annual Fee (12)	Fringe benefits		Short-term incentive(2)	Long-term incentive (3)	Retirement Benefits Expense		Total Remuneration(13)	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
			(€)
Executive Directors
ELKANN, John Philipp	Chairman	2020	218,877	—	461,210	(4)	—	1,711,090	—		2,391,177	28%	72%
		2019	893,276	—	672,284		—	2,284,386	—		3,849,946	41%	59%
MANLEY, Michael	CEO	2020	1,225,709	—	79,230	(5)	1,680,972	5,703,204	3,040,443	(6), (7)	11,729,558	11%	89%
		2019	1,429,241	—	30,389		1,203,243	8,819,249	1,798,791		13,280,913	11%	89%
PALMER, Richard	CFO	2020	1,158,076	—	73,561	(8)	1,001,579	1,859,481	378,845	(6)	4,471,542	28%	72%
		2019	923,916	—	53,351		501,128	2,309,323	247,570		4,035,288	24%	76%

Non-Executive Directors
ABBOTT, John	Director	2020	—	43,775	—		—	—	—		43,775	100%	—%
		2019	—	178,655	—		—	—	—		178,655	100%	—%
AGNELLI, Andrea	Director	2020	—	43,775	2,113	(10)	—	—	—		45,888	100%	—%
		2019	—	178,655	1,502		—	—	—		180,157	100%	—%
BRANDOLINI D'ADDA, Tiberto	Director	2020	—	43,775	916	(10)	—	—	—		44,691	100%	—%
		2019	—	178,655	2,313		—	—	—		180,968	100%	—%
EARLE, Glenn	Director	2020	—	48,153	23,482	(10)	—	—	—		71,635	100%	—%
		2019	—	196,521	19,128		—	—	—		215,649	100%	—%
MARS, Valerie	Director	2020	—	48,153	12,750	(10)	—	—	—		60,903	100%	—%
		2019	—	192,054	16,475		—	—	—		208,529	100%	—%
SIMMONS, Ruth J.	Director	2020	—	—	—		—	—	—		—	—%	—%
		2019	—	91,561	8,274		—	—	—		99,835	100%	—%
THOMPSON, Ronald L. (11)	Director	2020	—	51,436	6,795	(10)	—	—	—		58,231	100%	—%
		2019	—	209,920	10,604		—	—	—		220,524	100%	—%
VOLPI, Michelangelo A.	Director	2020	—	44,870	7,499	(10)	—	—	—		52,369	100%	—%
		2019	—	183,122	6,287		—	—	—		189,409	100%	—%
WHEATCROFT, Patience	Director	2020	—	47,058	12,632	(10)	—	—	—		59,690	100%	—%
		2019	—	192,054	12,230		—	—	—		204,284	100%	—%
ZEGNA, Ermenegildo	Director	2020	—	47,058	20,979	(10)	—	—	—		68,037	100%	—%
		2019	—	192,054	13,572		—	—	—		205,626	100%	—%
Total 2020			2,602,662	418,053	701,167		2,682,551	9,273,775	3,419,288		19,097,496
________________________________________________________________________________________________________________________________________________
(1) As described in the chart below, the Executive Directors requested base salary cuts due to the business impact of COVID-19;
(2) The amounts represent the bonus earned for the performance year 2020 which will be paid in 2021;
(3) The amounts represent the Company's 2020 expense relating to grants issued to the Executive Directors under the Long Term Equity Incentive Plan;
(4) The stated amount includes the use of transport and insurance premiums;
(5) The stated amount includes the use of transport and cost of residential security;
(6) Both the CEO and CFO have fully vested post retirement pension benefits that were provided to them prior to their appointments to Executive Directors. The expense relating to this benefit is included in aggregate compensation expense for executives with strategic responsibilities in Note 24, Related party transactions, within the Consolidated Financial Statements included elsewhere in this report.
(7) Includes one-time expense of €2.0 million due to accelerated vesting of a Supplemental Retirement Benefit due to the merger with Groupe PSA;
(8) The stated amount includes the use of transport, insurance premiums and tax preparation
(9) Represents remuneration paid or earned since his appointment to the Board on April 12,2019 to December 31, 2019;
(10) The stated amount refers to certain automobile perquisites, which are subject to taxes for the imputed income on the purchase or lease of Company vehicles, and tax preparation;
(11) Upon departure from the Board, FCA US legacy Board payments in the amount of €8,692,605 were owed and delivered;
(12) As described in the chart below, the Non-Executive Directors requested an annual fee reduction from $200,000 to $50,000; and
(13) The FCA merger with Groupe PSA led to the financial accrual of certain retention awards for the CEO and CFO in 2020. Such awards were not earned or paid in 2020, but are due in the future. Additional information about the awards can be found in the section “Impact of Merger with Groupe PSA.”

1. Remuneration of Executive Directors
Summary Overview of Remuneration Elements
Remuneration of the executive directors is simple and transparent in design, and consists of the following key elements, all of which have been benchmarked and confirmed by an external compensation consultant:

Element	Description	2020 Application
Annual base salary	Market based fixed cash compensation set competitively to approved multinational peer group
Due to the unprecedented circumstances as a result of COVID 19, the Chairman, CEO and CFO requested base salary cuts in 2020.

Base salary as follows:
•Chairman: U.S.$250,000, the Chairman’s 2019 base salary was $1,000,000
•CEO: U.S.$1.4 million, the CEO’s 2019 base salary was $1,600,000 and was competitively set upon appointment in 2018
•CFO: U.S.$1,322,750, the CFO’s 2019 base salary was $1,430,000; carry-over legacy compensation approved by the Compensation Committee in 2019 upon his appointment to Executive Director

Short-term incentive (“Annual Bonus”)	Annual Bonus payout in cash subject to the achievement of annually pre-established, challenging financial objectives and thus demonstrably linked to the performance of the Company
In February 2020, the Compensation Committee approved the 2020 bonus plan design and metrics. The plan design and metrics were consistent with the previous years.

After careful consideration that included benchmarking compensation practices amid the COVID-19 pandemic’s effect on the business and industry, the Compensation Committee agreed to revise the 2020 bonus plan design and metrics in accordance with their authority to temporarily deviate from the remuneration policy in case of exceptional circumstances. To maintain focus in navigating the business through the pandemic crisis and continuing the progress in planning for the merger with Groupe PSA, the Board of Directors, at the recommendation of the Compensation Committee, in July 2020, agreed to the following framework in determining a modified bonus plan design for FY 2020.
•A financial trigger of Adjusted EBITDA greater than €5,000 million must be achieved in order for the Committee to consider any variable incentive bonus payment
•In the event the established financial trigger is satisfied, any bonus will be based on the Company’s performance against its revised 2020 business plan (weighted 75%) and relative performance versus peer companies (weighted 25%)
•The payout for target performance would be reduced from 100% to 50% of current bonus target and the minimum and maximum payouts for 2020 performance is 0% to 80% of current bonus target respectively

The Chairman continued to be ineligible for an annual bonus payout.

CEO: target bonus payout of 150% of base salary reduced to 75% of base salary, range of 0% to 300% of base salary was reduced to 0% to 120% of base salary

CFO: target bonus payout of 100% of base salary reduced to 50% of base salary, range of 0% to 150% of base salary was reduced to 0% to 80% of base salary

Base salary for purposes of calculating CEO and CFO bonus is prior to base salary cuts due to COVID 19.

Element	Description	2020 Application
Long-term incentive (“LTI”)
Long-term incentive to align Executive Directors to strategic goals and reward for sustained long-term growth

Two components
◦performance share units
◦restricted (retention) share units

Performance component is subject to the achievement of predetermined challenging performance and market objectives comprised of two equally weighted metrics, relative Total Shareholder Return (“TSR”) and Adjusted EBIT

Maximum payout: 225 percent of the target number of TSR performance share units granted and 100 percent of the target number of Adjusted EBIT performance share units granted
A new LTI Plan design was approved by the shareholders at the 2019 Annual General Meeting. This new design incorporated annual rolling LTI plan grants directly linked to three-year performance periods. With this approach, the intent is to deliver a consistent long-term incentive opportunity vesting annually, providing company and individual performance conditions are met. As provided in the 2019 Remuneration Report grants were awarded in 2019 for the 2019-2021 three-year performance period (with a transitional vesting schedule). In 2020, grants were awarded for the 2020-2022 cumulative performance period with cliff vesting in 2023.

Chairman: Target annual LTI grant: 300 percent of base salary of which 75% is performance share units and 25% is restricted (retention) share units. In 2020, a grant of 382,560 units was awarded for the 2020 - 2022 performance period.

CEO: Target annual LTI grant: 625 percent of base salary of which 75% is performance share units and 25% is restricted (retention) share units. In 2020, a grant of 1,275,150 units was awarded for the 2020 - 2022 performance period.

CFO: Target annual LTI grant: 210 percent of base salary of which 66.7% is performance share units and 33.3% is restricted (retention) share units. In 2020, a grant of 382,950 units was awarded for the 2020 - 2022 performance period.

Base salary for purposes of calculating CEO and CFO bonus is prior to base salary cuts due to COVID 19

As disclosed in Form-4 filed with the U.S. Securities and Exchange Commission, the Board of Directors approved the treatment of equity awards for the Company’s officers, including the Chairman, the CEO and the CFO at the time of the merger (The Board of Groupe PSA approved the same treatment of equity awards for its executive officers). This treatment provided for each holder of outstanding FCA equity awards to be entitled to receive a substitute Stellantis restricted share unit award for each outstanding FCA unit. The number of Stellantis common shares received is equal to the number of FCA shares subject to the original FCA equity award. The number of Stellantis common shares received would be based on performance at target or, in the event that FCA’s performance exceeds the target level as assessed by the FCA Board or a committee of the FCA Board immediately before the effective time of the merger, at that assessed level. Each Stellantis restricted share unit award will continue to be governed by the same terms and conditions (including service-based vesting terms, but not performance-based vesting terms) as were applicable to the relevant FCA equity awards immediately prior to the effective time of the merger.

Element	Description	2020 Application
Post Retirement Benefits	The CEO participates in a defined contribution plan for U.S. based salaried employees and has a supplemental retirement benefit and a retiree health care benefit.

The Chairman and the CFO participate in a retiree health care benefit plan.	Chairman: Effective January 1, 2019 waived post mandate benefit of 5 times base salary. Eligible for a retiree healthcare plan provided to executives in Italy which provides for a reimbursement of a portion of health care costs incurred in retirement.

CEO: Consistent with US CEO compensation benchmarks, a supplemental retirement benefit of three times annual base salary is provided. This benefit requires five years of CEO service for 100% vesting and 3 years of service for 50% vesting. The supplemental retirement benefit agreement provides for accelerated vesting at the time of the merger. Eligible for Executive Postretirement Health Care Plan which provides healthcare coverage in the United States upon retirement. In 2020, a cost of €2.0 million was recognized in connection with these benefits.

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
Chairman severance: 1 times annual base salary

On December 15, 2020, the Board of Directors, at the recommendation of the Compensation Committee, approved the following changes to the Chairman’s company-provided benefits:
•Life Insurance and Accidental Death & Disability insurance coverages were removed,
•broader network of medical providers and coverage was added to the current medical plan, and
•comprehensive annual executive health screening benefit was added in line with external benchmarks

CEO severance: 1 times annual base salary linked to non-compete and other restrictive covenants for 1 year replaced with the right to receive a cash retention award at the time of the merger, as described in Impact of Merger with Groupe PSA below

CFO severance: Carry-over, pre Executive Director arrangement of 2 times base salary linked to non-compete and other restrictive covenants for 2 years replaced with the right to receive a cash retention award at the time of the merger, as described in Impact of Merger with Groupe PSA below

CEO and CFO change of control provision: severance and accelerated vesting of outstanding awards under the Equity Incentive Plan in case of termination following change of control within 24 months by the company (unless for cause) or by the Executive Director for good reason were replaced with the right to receive a cash retention award, as described in Impact of Merger with Groupe PSA below

In 2020 no severance benefits were paid or due to Executive Directors.

Implementation in 2020
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
For 2020, the Compensation Committee updated the peer group to remove Johnson Controls and add ABB.
Peer Group Companies:

ABB	Continental AG	Honeywell International Inc.	The 3M Company
Airbus Group	Daimler AG	Lockheed Martin Corporation	ThyssenKrupp AG
ArcelorMittal SA	Deere & Company	Northrop Grumman Corporation	United Technologies Corporation
Bayer AG	Ford Motor Company	Groupe PSA	Volkswagen AG
BMW Group AG	General Dynamics Corporation	Raytheon Company	The Volvo Group
The Boeing Company	General Electric Company	Renault SA
Caterpillar Inc.	General Motors Company	Siemens AG
Variable components
As noted above, our Executive Directors are eligible to receive variable compensation, contingent on the achievement of pre-established operating and financial performance targets. Scenario analysis are carried out annually to examine the relationship between the performance criteria chosen and possible outcomes. Such analyses help ensure a strong link between remuneration and performance and ensure the performance criteria strongly support the Company’s strategic objectives.
Short-Term Incentive
In February 2020, prior to the business impacts driven by the COVID 19 pandemic, the 2020 bonus plan design and metrics were approved by the FCA Board, at the recommendation of the Compensation Committee. The plan design was consistent with the previous year. The metrics were set with challenging hurdles, directly in line with the Group’s business plan and considered input from the external compensation consultant to ensure the goals were linked to long term shareholder value creation.
After careful consideration that included benchmarking compensation practices amid the COVID-19 pandemic’s effect on the business and industry, the FCA Board again at the recommendation of the Compensation Committee, agreed to revise the 2020 bonus plan design and metrics. To maintain focus in navigating the business through the pandemic crisis and continuing the progress in planning for the merger with Groupe PSA, the FCA Board agreed in July, 2020, to the following framework in determining a modified performance bonus for the FY 2020:
•A financial trigger of Adjusted EBITDA greater than €5,000 million must be achieved in order for the FCA Board to consider any variable incentive payment

•In the event the financial trigger is satisfied, any bonus will be based on the Company’s financial performance against its revised 2020 business plan (weighted 75%), relative performance versus peer companies (weighted 25%) and other factors the Committee deems relevant to measure the overall performance. The Compensation Committee will qualitatively assess relevant factors to which all performance criteria as a whole have been achieved and the level of bonus payout reflecting such performance.
•As illustrated in the chart below:
◦For the CEO, any payout for target performance was reduced from 150% of base salary to 75% and maximum payout was reduced from 300% of base salary to 120%
◦For the CFO, any payout for target performance was reduced from 100% of base salary to 50% and maximum payout was reduced from 150% of base salary to 80%

Executive Director	2020 Bonus Target	2020 Payout at Target Performance	2020 Maximum Payout	2019 Bonus Target	2019 Payout at Target Performance	2019 Maximum Payout
CEO	$2.4 million (150% of base salary)	$1.2 million (75% of base salary)	$1.92 million (120% of base salary)	$2.4 million (150% of base salary)	$2.4 million (150% of base salary)	$4.8 million (300% of base salary)
CFO	$1.43 million (100% of base salary)	$715,000 (50% of base salary)	$1,144,000 (80% of base salary)	$1.43 million (100% of base salary)	$1.43 million (100% of base salary)	$2.145 million (150% of base salary)
Executive Director's 2020 Bonus Calculation
In 2020, the Company achieved the financial trigger of adjusted EBITDA greater than €5,000 million. As a result, the Compensation Committee could consider a bonus award aligned with the reduced payout thresholds described above. The Compensation Committee’s approach considered the financial performance of net revenue, adjusted EBIT and Industrial Free Cash Flow against the revised 2020 business plan. The Compensation Committee also considered the Company’s year over year performance of these measures and the spending of capital expenditures during the crisis versus its peers’ companies. Despite the impact of COVID-19, the Company achieved (1) 2020 financial results that exceeded the revised 2020 business plan, (2) favorable performance versus its peers, and (3) significant efforts to complete the 50/50 merger with Groupe PSA to form Stellantis.
Consequently, the FCA Board, at the recommendation of the Compensation Committee, approved a company performance factor of 80% for the 2020 annual bonus payout.
CEO 2020 Calculation
The bonus earned by the CEO for performance year 2020, payable in 2021, was U.S. $1,920,000 (€1,680,972) based on the corresponding company performance factor of 80%.

Base Salary		Bonus Target %		Company Performance Factor		Bonus Earned
$1,600,000	X	150%	X	80%	=	$1,920,000
CFO 2020 Calculation
The bonus earned by the CFO for performance year 2020, payable in 2021, was U.S. $1,144,000 (€1,001,579) based on the corresponding weighted company performance factor of 80%.

Base Salary		Bonus Target %		Company Performance Factor		Bonus Earned
$1,430,000	X	100%	X	80%	=	$1,144,000

Long-Term Incentive
Long Term Incentive Plan
A new LTI Plan design was approved by shareholders at the April 12, 2019 Annual General Meeting. This design incorporated annual rolling grants directly linked to a three-year performance period. In 2019 grants were awarded for the first three-year performance period 2019 – 2021 with a transitional vesting schedule so that participants of the previous 2014 -2018 LTI plan did not again deliver results for three years without earning a long term incentive payout opportunity. In 2020, grants were awarded for the 2020-2022 cumulative performance period with cliff vesting in 2023.
LTI Plans Vesting Schedule

	2019	2020	2021	2022	2023
2019 - 2021 Plan	2019 Grant PSU’s and RSU’s	Performance Period
		1/3 vests	1/3 vests	1/3 vests

2020 - 2022 Plan		2020 Grant PSU’s and RSU’s	Performance Period
Cliff vests
Annual awards granted under the LTI plan are comprised of a split of performance share units and restricted (retention) share units. The performance based awards vesting under the LTI plan are conditional on meeting two independent, equally weighted cumulative three-year metrics, Adjusted EBIT and Relative TSR. Each metric has minimum and target performance levels; performance below the minimum results in no awards being earned.
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
Listed below are the Adjusted EBIT and TSR payout scales:

Adjusted EBIT Payout Scale		TSR Payout Scale
% Achieved	Payout % of Target	FCA Rank	Payout % of Target
100.0%	100.0%	1	225.0%
95.0%	87.5%	2	180.0%
90.0%	75.0%	3	145.0%
85.0%	62.5%	4	120.0%
80.0%	50.0%	5	100.0%
		6	75.0%
		7	50.0%
		8-16	0.0%
Listed below is the Relative TSR peer group:

Volkswagen AG	Toyota Motor Corporation	Daimler AG	General Motors Company
Ford Motor Company	Honda Motor Co. Ltd.	BMW Group	The Hyundai Motor Company
Groupe PSA	Renault SA	Nissan Motor Co.	KIA Motors
Suzuki Motor Corporation	Mazda Motor Corporation	Tesla Inc.

All outstanding units from the 2019 and 2020 grants, will be settled in accordance with the treatment of equity awards at the time of the merger as approved by the Board of Directors and the shareholders as part of their approval of the merger and as set forth in the Combination Agreement. (The Board of Groupe PSA approved the same treatment for its equity awards). This treatment provides for each holder of outstanding FCA equity awards to be entitled to receive a substitute Stellantis restricted share unit award for each outstanding FCA unit. The number of Stellantis common shares received is equal to the number of FCA shares subject to the original FCA equity award. The number of Stellantis common shares received would be based on performance at target or, in the event that FCA’s performance had exceeded the target level as assessed by the FCA Board or a committee of the FCA Board immediately before the effective time of the merger, at that assessed level. Each Stellantis restricted share unit award will continue to be governed by the same terms and conditions (including service-based vesting terms, but not performance-based vesting terms) as were applicable to the relevant FCA equity awards immediately prior to the effective time of the merger.
Share Plans Granted to Directors
The following table provides an overview of the share plans held by the Executive Directors for the year ended December 31, 2020:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date(1)	Vesting Date	End of the Holding Period (1)	Opening Balance - January 1, 2020(2)	Shares Granted(3)	Shares Vested(4)	Closing Balance - December 31, 2020(5)	Share-Based Compensation Expense
ELKANN, John Philipp, Chairman	2019 LTI RSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022		154,660	—	51,552	103,108	€627,672
	2019 LTI PSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022		463,981	—	113,883	350,098	€835,607
	2020 LTI RSU	2020-2022	May 1, 2020	May 1, 2023	May 1, 2025	—	95,640	—	95,640	€130,099
	2020 LTI PSU	2020-2022	May 1, 2020	May 1, 2023	May 1, 2025	—	286,920	—	286,920	€117,703

MANLEY, Michael, CEO	2019 LTI RSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022		515,490	—	171,829	343,661	€2,092,095
	2019 LTI PSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022		1,546,470	—	379,580	1,166,890	€2,785,123
	2020 LTI RSU	2020-2022	May 1, 2020	May 1, 2023	May 1, 2025	—	318,790	—	318,790	€433,649
	2020 LTI PSU	2020-2022	May 1, 2020	May 1, 2023	May 1, 2025	—	956,360	—	956,360	€392,328

PALMER, Richard, CFO	2019 LTI RSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022		206,402	—	68,800	137,602	€837,672
	2019 LTI PSU	2019 - 2021	May 15, 2019	May 1, 2020 May 1, 2021 May 1, 2022		412,804	—	101,322	311,482	€743,435
	2020 LTI RSU	2020-2022	May 1, 2020	May 1, 2023	May 1, 2025	—	127,650	—	127,650	€173,642
	2020 LTI PSU	2020-2022	May 1, 2020	May 1, 2023	May 1, 2025	—	255,300	—	255,300	€104,732
________________________________________________________________________________________________________________________________________________
(1) In 2019, the Board approved holding requirements for Executive Directors effective for grants issued after January 1, 2020. The grants issued in 2019 are not subject to these holding requirements.
(2) Includes the dilution adjustment reported in 2019 Remuneration Report resulting from the payment of the extraordinary cash distribution to holders of FCA common shares on May 30, 2019.
(3) The fair market value of the shares granted on May 1, 2020 for the Chairman was €2,968,739, the CEO was €9,895,410 and the CFO was €2,971,766
(4) The fair market value of the shares that vested on May 11, 2020 for the Chairman was €1,286,157, the CEO was €4,286,872 and the CFO was €1,322,596. The units delivered was based on the achievement of 88.9% of the 2019 Adjusted EBIT target resulting in a payout of 72.27% of the target Adjusted EBIT performance share units and the achievement of the 6th ranking among the 16 Relative TSR peer group resulting in a payout of 75% of the target Relative TSR performance share units. In accordance with the LTI plan equity award agreements, the units not vested based on achievement less than target, are carried forward and included in the Closing Balance at December 31, 2020.
(5) Treatment of the outstanding units for the CEO and CFO will be settled in accordance with their respective retention agreements as described in Impact of Merger with Groupe PSA below.

In 2021, prior to the Annual General Meeting, the Compensation Committee will present a new Long Term Incentive Plan design for approval by the Board of Directors. The new LTI plan is subject to shareholder approval at the 2021 Annual General Meeting.
Impact of Merger with Groupe PSA
The FCA Board, at the recommendation of the Compensation committee recognizing the critical role of the CEO and CFO in continuing the progress in planning for the merger with Groupe PSA, approved retention agreements for the CEO and CFO conditional upon the merger occurring. The terms of the agreements are described below and have been approved by the shareholders as part of the merger.
Retention Arrangements
The CEO and CFO are entitled to retention benefits under which they are eligible to receive a one-time cash award, payable at certain times after closing of the merger. Additionally, under FCA’s Equity Incentive Plan, certain changes in roles following the closing of the merger (including no longer serving as a member of the board of directors) entitles LTI plan participants to a qualifying termination of employment, with cumulated accelerated vesting of all awards under the plan and severance payments as contemplated by their employment agreement as applicable.
With respect to the CEO, such entitlements will be replaced, with effect from the merger, with the right to receive a cash retention award, which is payable on a specified date after closing of the merger upon the satisfaction of certain conditions. The CEO’s entitlement will (1) replace, effective as of the closing of the merger, the CEO’s FCA performance share units and FCA restricted share units, vesting at closing of the merger as indicated above, calculated based on the value of such awards at the closing of the merger, (2) replace certain other severance rights, with such portion of the retention award equal to one times the CEO’s annual base salary, and (3) provide the CEO a recognition award with a value equivalent to approximately five times his annual base salary. In addition, the CEO will be entitled to certain facilitations regarding the purchase of vehicles manufactured by FCA.
With respect to the CFO, the above mentioned entitlements have been replaced with the right to receive a cash retention award, payable on a specified date after closing of the merger upon satisfaction of certain conditions. The CFO’s entitlement will (1) replace, effective as of the closing of the merger, the CFO’s FCA performance share units and FCA restricted share units, vesting at closing of the merger as indicated above, calculated based on the value of such awards at the closing of the merger, (2) replace certain other severance rights, with such portion of the retention award equal to two times the CFO’s annual base salary, and (3) provide the CFO a recognition award with a value equivalent to approximately two times his annual base salary.
The CEO and CFO will also be subject to a non-competition covenant and non-solicitation of employees’ covenant, which continue for two years and three years, respectively, following any termination of his employment.
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
Remuneration to Former Executive Directors
Remaining obligations owing to the estate of Sergio Marchionne will be made as set forth in Mr. Marchionne’s employment agreement, including his post mandate benefit. We expect all obligations to be settled in 2021.
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
In 2020, due to the unprecedented circumstances as a result of COVID 19, the non-executive directors requested a reduction in 2020 compensation. As shown in the table below, all non-executive directors retainers were reduced by 75%.

2020 Non-Executive Director Compensation	U.S.$
Annual cash retainer	50,000
Additional retainer for Audit Committee member	2,500
Additional retainer for Audit Committee Chair	5,000
Additional retainer for Compensation/Governance Committee member	1,250
Additional retainer for Compensation/Governance Committee Chair	3,750
Additional retainer for Lead Independent Director	6,250
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

3. Recoupment of Incentive Compensation (Claw back Policy)
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. Employment agreements with members of management, including its executive officers, and also the Equity Incentive Plan (“EIP”), allow the Company to recover, or clawback, incentive compensation, including the ability to retroactively adjust if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the CEO and each of the Company’s executive officers will repay net amounts received for their, 2018, 2019 and 2020 annual bonuses, restricted share units and performance share units if, during the two years after payment, (i) FCA restates its financial statements for any vesting or performance period covered by the compensation (“covered period”), (ii) “cause”, as defined in executive’s employment agreement, existed during a covered period, or (iii) the executive engaged in certain conduct that has been materially injurious to the Company. In the financial year 2020, no situation occurred which variable remuneration has been, or had to be, reclaimed.
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
5. Compliance with the Remuneration Policy
The remuneration paid to executive and non-executive directors for 2020 was done in line with the applicable remuneration policy. We refer to the paragraphs on Summary Overview of Remuneration Elements, Short Term Incentive Calculations 2020 and Long Term Incentive Calculations 2020 above, for an elaboration on how the remunerations in the Remuneration Report contribute to the long-term performance of the Company.
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
7. Derogations and deviations from the Remuneration Policy
For 2020, no derogations or deviations were made to the applicable remuneration policy.

8. Internal Pay Ratios and Comparative Information
Internal Pay Ratios
The Compensation Committee considers internal pay ratios within the Company when setting the Executive Directors’ compensation. In line with the guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the CEO pay ratio and five-year average employee compensation are to be disclosed in the annual Remuneration Report.
To meet the five year trend of average employee compensation requirement, total personnel costs reported in the annual report (refer to Note 8, Other information by nature within the Consolidated financial statements included elsewhere in this report) less any Executive Director compensation divided by the average headcount reported in the annual report (refer to Note 8, Other information by nature within the Consolidated financial statements included elsewhere in this report) less any Executive Directors who are included in the total average headcount was utilized and is illustrated below:

Employees excluding Executive Directors	2016(1)	2017	2018	2019	2020	5 year average
Personnel Costs (€ billions)	13.2	11.7	11.7	11.4	10.3	11.7
Average number of employees	235,480	197,038	203,120	198,770	191,703	205,222
Average employee compensation (€)	56,056	59,379	57,601	57,353	53,729	56,824
________________________________________________________________________________________________________________________________________________
(1) These amounts reflect the Personnel Cost and Average number of employees as per the 2016 annual report on Form 20-F as filed with the SEC, and have not been restated to exclude the results of Magneti Marelli following the classification of Magneti Marelli as a discontinued operation.
A five-year trend of the CEO’s pay ratio as required is shown below:

	2016(1)	2017(1)	2018(2)	2019(3)	2020(3)	5 year average
CEO Compensation (€)
Current CEO (€)	€—	€—	€2,980,429	€13,280,913	€11,729,558
Former CEO (€)	13,066,520	15,209,696	10,966,555	—	—
	13,066,520	15,209,696	13,946,984	13,280,913	11,729,558	13,446,734
Average employee compensation (€)	€56,056	€59,379	€57,601	€57,353	€53,729	€56,824
CEO Pay Ratio	233	256	242	232	218	237
________________________________________________________________________________________________________________________________________________
(1) Total reported in 2017 and 2016 annual report in the Director's Remuneration table plus pension and retirement savings costs for former CEO.
(2) Total reported in 2018 Directors Remuneration table for former and current CEO
(3) Total reported in 2020 and 2019 Director’s total remuneration for the current CEO
Comparative Table over Remuneration and Company Performance
In line with the new guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the performance of the company, the remuneration of each director, and of the average employee remuneration other than directors from 2016 to 2020 financial years is disclosed in the following table.

Company Performance	2016	2017	2018	2019	2020
Net revenues (€ million)	€105,798	€105,730	€110,412	€108,187	€86,676
Net profit/(loss) from continuing operations (€ million)	1,713	3,291	3,330	2,700	24
Diluted earnings/(loss) per share from continuing operations (€)	€1.12	€2.11	€2.12	€1.71	€0.02

Directors Remuneration	Position	2016	2017	2018	2019	2020
		€
ELKANN, John Philipp(1)	Chairman	€2,442,373	€2,175,810	€3,118,489	€3,849,946	€2,391,177
MANLEY, Michael(2)	CEO	—	—	2,980,429	13,280,913	11,729,558
PALMER, Richard(3)	CFO	—	—	—	4,035,288	4,471,542
ABBOTT, John(4)	Director	—	—	86,677	178,655	43,775
AGNELLI, Andrea(4)	Director	180,668	179,501	169,355	180,157	45,888
BRANDOLINI D'ADDA, Tiberto(4)	Director	180,668	179,501	170,429	180,968	44,691
EARLE, Glenn(4)	Director	219,102	214,884	204,682	215,649	71,635
MARS, Valerie(4)	Director	199,666	198,094	190,100	208,529	60,903
SIMMONS, Ruth J.(4)	Director	191,418	190,094	180,505	99,835	—
THOMPSON, Ronald L.(4)	Director	218,518	216,510	205,909	220,524	58,231
VOLPI, Michelangelo A.(4)	Director	—	90,733	173,588	189,409	52,369
WHEATCROFT, Patience(4)	Director	216,064	204,141	193,875	204,284	59,690
ZEGNA, Ermenegildo(4)	Director	€193,327	€196,273	€191,242	€205,626	€68,037

Average employee remuneration	2016	2017	2018	2019	2020
	€
Average employee remuneration	€56,056	€59,379	€57,601	€57,353	€53,729
________________________________________________________________________________________________________________________________________________
(1) The Chairman’s remuneration from 2016 through 2018 consisted of a base salary only and did not include variable compensation. The change in 2016 - 2018 results from varying levels of the use of transport, in addition 2018 includes pension expense which prior to 2018 was included in the Post Retirement section of the Report. In 2019, the Chairman’s remuneration changed to include a reduction in annual fee and the introduction of a long term incentive.
(2) Appointed to the Board on July 21, 2018. 2019 represented the first full year of remuneration.
(3) Appointed to the Board on April 12, 2019
(4) Directors remuneration consists of an annual fee and does not include variable compensation. Year over year changes are a result of coming or leaving the Board or a Committee.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of its management, including the Chief Executive Officer and Chief Financial Officer, FCA conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2020 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that FCA’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in FCA’s Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to FCA management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
FCA’s management is responsible for establishing and maintaining adequate internal control over financial reporting. FCA’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS.
Management assessed the effectiveness of FCA’s internal control over financial reporting as of December 31, 2020, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2020, FCA’s internal control over financial reporting was effective.
FCA’s independent registered public accounting firm has issued an audit report on the effectiveness of FCA’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to FCA’s internal control over financial reporting occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.
Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
FCA has designed a system of internal control over financial reporting based on the model provided in the COSO Framework for Internal Controls, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. A periodic evaluation of the system of internal control over financial reporting is designed to provide reasonable assurance regarding the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.
The approach adopted by FCA for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
•identification and evaluation of the source and probability of material errors in elements of financial reporting;
•assessment of the adequacy of key controls in preventing or detecting potential misstatements in elements of financial reporting; and
•verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V. (formerly, Fiat Chrysler Automobiles N.V.)
Opinion on Internal Control over Financial Reporting
We have audited Fiat Chrysler Automobiles N.V.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fiat Chrysler Automobiles N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Fiat Chrysler Automobiles N.V. as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated March 4, 2021 expressed an unqualified opinion thereon.
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
March 4, 2021

FINANCIAL STATEMENTS
FCA CONSOLIDATED FINANCIAL STATEMENTS
FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V. (formerly, Fiat Chrysler Automobiles N.V.)
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Fiat Chrysler Automobiles N.V. (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2021 expressed an unqualified opinion thereon.
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

Valuation of goodwill and other non-current assets with indefinite useful lives, with particular reference to APAC and LATAM goodwill
Description of the Matter
At December 31, 2020, the recorded amount of goodwill and other non-current assets with indefinite useful lives was €10,131 million and €2,924 million, respectively. These amounts have primarily been allocated to the Company’s four car mass market operating segments (North America, APAC, LATAM and EMEA) as set out in notes 2 and 9 of the consolidated financial statements. The amount of goodwill allocated to APAC and LATAM was €1,074 million and €515 million, respectively.
Auditing management’s annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the Value-In-Use (‘VIU’) of the group of cash generating units (CGUs) to which Goodwill has been allocated. In particular, the determination of the VIU was sensitive to significant assumptions, such as changes in the discount rate, revenue growth rate, operating margin and terminal value, which are affected by expectations about future market or economic conditions, including uncertainties due to the COVID-19 pandemic, particularly those in APAC and LATAM.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill and other non-current assets with indefinite useful lives impairment assessment process, including controls over management’s review of the significant assumptions described above.
To test the determination of the VIU of the Company’s CGUs, we performed audit procedures that included, among others, evaluating the CGUs identified in the current year and testing the allocation of assets and liabilities to the carrying value of each CGU. We assessed the impairment methodology applied by the Company and obtained an understanding of the analysis performed by management for the purposes of the impairment assessment. We assessed the cash flow forecasts for each CGU as compared to the Group’s business plan for the period 2018-2022, including comparisons to industry forecasts and sector data, and evaluated the historical accuracy of the Company’s forecasts by comparison to actual results. We assessed the operational margins, discount rates and long-term growth rates applied within the model, with the support of valuation specialists, by performing independent calculations and sensitivity analyses for each CGU. We also assessed the impacts of COVID-19 pandemic on the assumptions made by management and the adequacy of the disclosures made by the Company in this area.

Provision for North America product warranty and recall campaigns
Description of the Matter
At December 31, 2020, the provisions for product warranty and recall campaigns amounted to €5,716 million with the most significant amounts related to the North America segment. The Company establishes provisions for product warranty obligations, including the estimated cost of service and recall actions in the North America region, at the time the vehicle is sold. The estimated future costs of these actions, which are recorded in cost of sales in the consolidated income statement, are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. The disclosures on warranty provisions are included in notes 2 and 20 to the consolidated financial statements.
Auditing management’s provision for product warranty and recall campaign was complex in consideration of the judgment required to develop assumptions around future costs to be incurred for warranty provisions. The complexity is driven by numerous uncertainties, especially related to the North America region’s warranty and campaign provisions, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. Due to the materiality, the uncertainty, and potential volatility of these estimated future costs and other factors, changes in assumptions used could materially affect the result of the Company’s financial statements.

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

Recoverability of non-current assets with definite useful lives with reference to EMEA, LATAM and Maserati
Description of the Matter
At December 31, 2020, the non-current assets with definite useful lives amounted to €40,101 million. Non-current assets with definite useful lives include property, plant and equipment (€27,582 million) and intangible assets (€12,519 million). Intangible assets with definite useful lives mainly consist of capitalized development expenditures. The Company reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined at the cash generating unit (CGU) level. The disclosures on non-current assets with definite useful lives are included in notes 2, 10 and 11 of the consolidated financial statements.
Auditing management’s assessment of the recoverability of non-current assets with definite useful lives with reference to EMEA, LATAM and Maserati was complex and highly judgmental due to the materiality, the uncertainties involved in and potential volatility of the forecast volumes, contribution margin and other factors, such as the impacts of the COVID-19 pandemic, used in estimating future cash flows of the CGUs to which the assets belong. Changes in the assumptions used could potentially materially affect the recoverability of EMEA, LATAM and Maserati non-current assets with definite useful lives.

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
To test the determination of the recoverable amount of the CGUs, we involved valuation specialists to assist in evaluating the methodology used by the Company, including the impairment test model developed and the discount rates (Weighted Average Cost of Capital) applied, by performing independent calculations and sensitivity analyses for each CGU. We evaluated the key assumptions applied in determining the recoverable amount and evaluated the CGUs identified, tested the allocation of assets to the carrying value of each CGU and assessed the cash flow forecasts for each CGU, in particular by comparing volumes with those forecasted per automotive industry market research reports and margin with that actual of other vehicles from the same brand and/or segment. We evaluated the historical accuracy of the Company's forecasts by comparison to actual results and assessed the adequacy of the disclosures made by the Company in this area.

/s/ EY S.p.A.
We have served as the Company’s auditor since 2012.

Turin, Italy
March 4, 2021

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31,
	Note	2020	2019	2018
Net revenues	4	€86,676	€108,187	€110,412
Cost of revenues		75,962	93,164	95,011
Selling, general and other costs		5,501	6,455	7,318
Research and development costs	5	2,979	3,612	3,051
Result from investments:		179	209	235
Share of the profit of equity method investees	12	184	208	240
Other income from investments		(5)	1	(5)
Gains on disposal of investments		4	15	—
Restructuring costs		73	154	103
Net financial expenses	6	988	1,005	1,056
Profit before taxes		1,356	4,021	4,108
Tax expense	7	1,332	1,321	778
Net profit from continuing operations		24	2,700	3,330
Profit from discontinued operations, net of tax	3	—	3,930	302
Net profit		€24	€6,630	€3,632

Net profit/(loss) attributable to:
Owners of the parent		€29	€6,622	€3,608
Non-controlling interests		(5)	8	24
		€24	€6,630	€3,632
Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€29	€2,694	€3,323
Non-controlling interests		(5)	6	7
		€24	€2,700	€3,330
Earnings per share:	27
Basic earnings per share		€0.02	€4.23	€2.33
Diluted earnings per share		€0.02	€4.22	€2.30

Earnings per share for Net profit from continuing operations:	27
Basic earnings per share		€0.02	€1.72	€2.15
Diluted earnings per share		€0.02	€1.71	€2.12

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31,
	Note	2020	2019	2018
Net profit (A)		€24	€6,630	€3,632

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	26
(Losses)/gains on remeasurement of defined benefit plans		(110)	(63)	317
Losses on debt instruments measured at FVOCI		(1)	—	—
Share of (losses)/gains on remeasurement of defined benefit plans for equity method investees		—	(5)	—
(Losses)/gains on equity instruments measured at fair value through other comprehensive income		(5)	6	(4)
Related tax impact		21	7	(76)
Items relating to discontinued operations, net of tax		—	(9)	2
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		(95)	(64)	239

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	26
(Losses)/gains on cash flow hedging instruments		(22)	(191)	(9)
Exchange (losses)/gains on translating foreign operations		(2,696)	268	126
Share of Other comprehensive (loss) for equity method investees		(104)	(15)	(103)
Related tax impact		7	50	(6)
Items relating to discontinued operations, net of tax		—	9	(91)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(2,815)	121	(83)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(2,910)	57	156

Total Comprehensive income (A)+(B)		€(2,886)	€6,687	€3,788

Total Comprehensive income attributable to:
Owners of the parent		€(2,875)	€6,676	€3,763
Non-controlling interests		(11)	11	25
		€(2,886)	€6,687	€3,788
Total Comprehensive income attributable to owners of the parent:
Continuing operations		€(2,875)	€2,749	€3,558
Discontinued operations		—	3,927	205
		€(2,875)	€6,676	€3,763

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31,
	Note	2020	2019
Assets
Goodwill and intangible assets with indefinite useful lives	9	€13,055	€14,257
Other intangible assets	10	12,519	12,447
Property, plant and equipment	11	27,582	28,608
Investments accounted for using the equity method	12	2,086	2,009
Other financial assets	13	331	340
Deferred tax assets	7	1,096	1,689
Other receivables	15	1,721	2,376
Tax receivables	15	95	94
Prepaid expenses and other assets		394	535
Other non-current assets		798	757
Total Non-current assets		59,677	63,112
Inventories	14	8,094	9,722
Assets sold with a buy-back commitment		852	1,626
Trade and other receivables	15	5,545	6,628
Tax receivables	15	89	372
Prepaid expenses and other assets		457	524
Other financial assets	13	851	670
Cash and cash equivalents	17	23,846	15,014
Assets held for sale	3	319	376
Total Current assets		40,053	34,932
Total Assets		€99,730	€98,044
Equity and liabilities
Equity	26
Equity attributable to owners of the parent		€25,737	€28,537
Non-controlling interests		124	138
Total Equity		25,861	28,675
Liabilities
Long-term debt	21	17,036	8,025
Employee benefits liabilities	19	8,328	8,507
Provisions	20	4,966	5,027
Other financial liabilities	16	280	124
Deferred tax liabilities	7	1,845	1,628
Tax liabilities	22	248	278
Other liabilities	22	2,129	2,426
Total Non-current liabilities		34,832	26,015
Trade payables		20,576	21,616
Short-term debt and current portion of long-term debt	21	4,081	4,876
Employee benefit liabilities	19	592	544
Provisions	20	7,255	8,978
Other financial liabilities	16	353	194
Tax liabilities	22	228	122
Other liabilities	22	5,749	6,788
Liabilities held for sale	3	203	236
Total Current liabilities		39,037	43,354
Total Equity and liabilities		€99,730	€98,044

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)

		Years ended December 31,
	Note	2020	2019	2018
Cash flows from operating activities:
Net profit from continuing operations		€24	€2,700	€3,330
Amortization and depreciation		5,143	5,445	5,507
Net losses on disposal of tangible and intangible assets		3	19	1
Net gains on disposal of investments		(22)	(15)	—
Other non-cash items	29	1,192	1,541	129
Dividends received		73	156	75
Change in provisions		(434)	(1,744)	842
Change in deferred taxes		894	864	457
Change due to assets sold with buy-back commitments and GDP vehicles		(249)	(65)	158
Change in inventories		983	1,017	1,399
Change in trade receivables		366	100	19
Change in trade payables		565	2,020	(1,240)
Change in other liabilities, payables and receivables		645	(1,268)	(1,213)
Cash flows (used in)/from operating activities - discontinued operations		—	(308)	484
Total		9,183	10,462	9,948
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(8,600)	(8,385)	(5,392)
Investments in joint ventures, associates and unconsolidated subsidiaries		(63)	(2)	(3)
Proceeds from the sale of tangible and intangible assets		77	53	47
Proceeds from disposal of other investments		71	—	—
Net change in receivables from financing activities		396	336	(676)
Change in securities		207	(235)	(75)
Other changes		(3)	55	(7)
Net cash proceeds from disposal of discontinued operations		—	5,348	—
Cash flows used in investing activities - discontinued operations		—	(155)	(632)
Total		(7,915)	(2,985)	(6,738)
Cash flows from/(used) in financing activities:	29
Issuance of notes		3,500	—	—
Repayment of notes		(1,376)	(1,480)	(1,850)
Proceeds of other long-term debt		15,215	329	935
Repayment of other long-term debt		(8,295)	(1,163)	(2,852)
Net change in short-term debt and other financial assets/liabilities		43	(782)	1,062
Distributions paid		—	(3,056)	(1)
Other changes		—	—	11
Cash flows from/(used in) financing activities - discontinued operations		—	325	(90)
Total		9,087	(5,827)	(2,785)
Translation exchange differences		(1,513)	212	106
Total change in Cash and cash equivalents		8,842	1,862	531

Cash and cash equivalents at beginning of the period		15,014	12,450	12,638
Add: Cash and cash equivalents at beginning of the period included within Assets held for sale		17	719	—
Total change in Cash and cash equivalents		8,842	1,862	531
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		27	17	719
Cash and cash equivalents at end of the period	17	€23,846	€15,014	€12,450

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Debt instruments measured at FVOCI	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2017	19	20,921	68	970	—	3	(810)	(352)	168	20,987
Impact from the adoption of IFRS 15 and IFRS 9	—	21	—	—	—	—	—	—	—	21
At January 1, 2018	19	20,942	68	970	—	3	(810)	(352)	168	21,008
Capital increase	—	—	—	—	—	—	—	—	11	11
Distributions	—	—	—	—	—	—	—	—	(1)	(1)
Share-based compensation	—	82	—	—	—	—	—	—	—	82
Net profit	—	3,608	—	—	—	—	—	—	24	3,632
Other comprehensive income/(loss)	—	—	(22)	41	—	(4)	243	(103)	1	156
Other changes(1)	—	18	(1)	—	—	—	—	—	(2)	15
At December 31, 2018	19	24,650	45	1,011	—	(1)	(567)	(455)	201	24,903
Impact from the adoption of IFRS 16	—	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	—	(1)	(567)	(455)	201	24,903
Distributions	—	(3,056)	—	—	—	—	—	—	(29)	(3,085)
Share-based compensation	1	114	—	—	—	—	—	—	—	115
Net profit	—	6,622	—	—	—	—	—	—	8	6,630
Other comprehensive income/(loss)	—	—	(138)	270	—	6	(64)	(20)	3	57
Sale of Magneti Marelli	—	(109)	(6)	97	—	—	109	—	(47)	44
Other changes(1)	—	24	(15)	—	—	—	—	—	2	11
At December 31, 2019	20	28,245	(114)	1,378	—	5	(522)	(475)	138	28,675
Capital increase	—	—	—	—	—	—	—	—	—	—
Distributions	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	60	—	—	—	—	—	—	—	60
Net profit	—	29	—	—	—	—	—	—	(5)	24
Other comprehensive income/(loss)	—	—	(17)	(2,688)	(1)	(5)	(89)	(104)	(6)	(2,910)
Other changes(1)	—	17	(2)	—	—	—	—	—	(3)	12
At December 31, 2020	€20	€28,351	€(133)	€(1,310)	€(1)	€—	€(611)	€(579)	€124	€25,861
________________________________________________________________________________________________________________________________________________
(1) Includes €2 million (€15 million at December 31, 2019) of deferred hedging gains transferred to inventory, net of tax.
The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Principal activities
On January 29, 2014, the Board of Directors of Fiat S.p.A. approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and establishing Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the FCA Group with its principal executive offices located at 25 St. James's Street, London SW1A 1HA, United Kingdom. Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.
On October 12, 2014, the cross-border legal merger of Fiat S.p.A. into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “2014 Merger”) became effective. The 2014 Merger, which took the form of a reverse merger, resulted in Fiat Investments N.V. being the surviving entity and it was renamed Fiat Chrysler Automobiles N.V. (“FCA NV”).
The FCA Group and its subsidiaries, of which the most significant was FCA US LLC (“FCA US”, formerly known as Chrysler Group LLC), together with its subsidiaries, were engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, metallurgical products and production systems. In addition, the FCA Group was also involved in certain other activities, including (mainly captive) services, which represent an insignificant portion of the its business. Refer to Note 3, Scope of consolidation for information on the presentation of Magneti Marelli as a discontinued operation.
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V., with Fiat Chrysler Automobiles N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the combined company was renamed Stellantis N.V., the current members of the board of directors were appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination.
In 2021, the merger will be accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA’s management determined that PSA is the acquirer for accounting purposes and as such, the merger will be accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. in subsequent filings will represent the historical financial statements of PSA. Refer to Note 31, Subsequent events, included elsewhere in these financial statements for additional detail.
Unless otherwise specified, the terms “FCA Group” and “FCA” refer to FCA NV, together with its subsidiaries and its predecessor prior to the completion of the 2014 Merger, or any one or more of them, as the context may require. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the 2014 Merger. Unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. The FCA Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).
Stellantis has filed a list of subsidiaries and associated companies, prepared in accordance with Sections 379 and 414, Book 2, Dutch Civil Code, at the Dutch trade register of Amsterdam.

2.	Basis of preparation
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with the notes thereto, of FCA as of and for the year ended December 31, 2020 (“The Consolidated Financial Statements”) were authorized for issuance by the Stellantis Board of Directors on March 4, 2021 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
Basis of preparation
The Consolidated Financial Statements were prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
For the presentation of the Consolidated Income Statement, FCA used a classification based on the function of expenses rather than based on their nature as it was considered more representative of the format historically used for internal reporting and management purposes and is consistent with international practice in the automotive sector.
COVID-19 impacts
During the first half of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At March 4, 2021, many of these measures are still in place as certain regions have experienced secondary waves of the pandemic, with increased cases in recent months.
As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect its employees and communities, as well as strengthen FCA’s financial position and limit the impact on FCA’s financial performance.
FCA implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23, 2020; in EMEA, starting with Italy from March 11, 2020; in Maserati beginning March 12, 2020; in North America starting progressively from March 18, 2020; and in LATAM on March 23, 2020. The FCA Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February 2020. These arrangements were structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of FCA’s internal controls and financial reporting systems and processes.
FCA worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permitted, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at the GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. Production restarted in all North American plants by June 1, 2020; in India on May 18, 2020; Latin America by May 20, 2020; on April 27, 2020 production restarted at the Sevel joint operation in Atessa, Italy, increasing progressively at other plants in the EMEA region and achieving pre-COVID shift patterns during the third quarter. Return to work procedures for offices and other facilities were also phased in with continued widespread use of remote working practices.

On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders (“AGM”) scheduled for April 16, 2020 would be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend. Further to the planned 50/50 merger of their businesses announced in December 2019, on May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. and the managing board of Peugeot S.A. announced the decision by each company to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis. The postponed AGM was held on June 26, 2020.
Amendment to the FCA PSA combination agreement
On September 14, 2020, FCA and PSA announced an amendment to the combination agreement entered into in December 2019 in order to address the liquidity impact on the automotive industry of the COVID-19 pandemic while preserving the economic value and fundamental balance of the original agreement. Specifically, the special dividend to be paid to FCA’s shareholders was set at €2.9 billion (previously €5.5 billion) with PSA's 46% stake in Faurecia to be distributed to all Stellantis shareholders promptly after closing following approval by the Stellantis Board and shareholders. As announced on October 28, 2020, FCA and PSA agreed to permit PSA to dispose of, prior to closing, a portion of its interest in Faurecia not to exceed 7 percent of Faurecia's outstanding share capital with the proceeds of this disposal, along with the remainder of PSA’s current 46% stake in Faurecia, to be distributed to all Stellantis shareholders. The amendment was unanimously approved by the Boards of both companies with the strong support of their reference shareholders.
Additionally, it was also agreed that the Boards of both PSA and FCA would consider a potential distribution of €500 million to the shareholders of each company before closing or, alternatively, a distribution of €1 billion to be paid following the closing to all Stellantis shareholders. Refer to Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed special cash distribution to holders of Stellantis common shares.
The COVID-19 pandemic had significant negative impacts on FCA's results for the year ended December 31, 2020. The contraction of global demand, temporary suspensions of production in all regions and closures of a majority of dealerships during the first and second quarter significantly contributed to reduced consolidated shipments.
Refer to the following disclosures for further information regarding the impacts to the consolidated financial statements:
•Note 7, Tax expense for detail on the write-down of deferred tax assets in Italy and Brazil;
•Note 9, Goodwill and intangible assets with indefinite useful lives for detail on assessment of, and impairment testing on, goodwill allocated to the EMEA and LATAM operating segments;
•Note 10, Other intangible assets and Note 11, Property, plant and equipment for detail on assessment of cash generating units (“CGUs”) in North America, EMEA, LATAM and Maserati operating segments and impairments recognized for CGUs in EMEA, LATAM and Maserati operating segments; and
•Note 21, Debt for detail on changes in the FCA Group's liquidity and financial position
Significant accounting policies
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the FCA Group had control. Control was achieved when the FCA Group had power over the investee, when it was exposed to, or had rights to, variable returns from its involvement with the investee and had the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries were consolidated on a line by line basis from the date which control was achieved by the FCA Group. The FCA Group reassessed whether or not it controlled an investee if facts and circumstances indicated that there were changes to one or more of the three elements of control listed above.

The FCA Group recognized a non-controlling interest in the acquiree on a transaction-by-transaction basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of Other comprehensive income/(loss) were attributed to Equity attributable to owners of the parent and to Non-controlling interests. Total comprehensive income/(loss) of subsidiaries was attributed to Equity attributable to the owners of the parent and to the non-controlling interest even if this resulted in a deficit balance in Non-controlling interests.
Changes in the FCA Group’s ownership interests in a subsidiary that did not result in the FCA Group losing control over the subsidiary were accounted for as equity transactions. The carrying amounts of Equity attributable to owners of the parent and Non-controlling interests were adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction was recognized directly in Equity attributable to the owners of the parent.
Subsidiaries were deconsolidated from the date on which control ceased. When the FCA Group ceased to have control over a subsidiary, it derecognized the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognized the carrying amount of non-controlling interests in the former subsidiary and recognized the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary was then remeasured to its fair value.
All intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, were eliminated in preparing the Consolidated Financial Statements.
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
An associate is an entity over which the FCA Group had significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies.
Joint ventures and associates were accounted for using the equity method of accounting from the date joint control or significant influence was obtained. On acquisition, any excess of the investment over the share of the net fair value of the investee's identifiable assets and liabilities was recognized as goodwill and was included in the carrying amount of the investment. Any excess of the FCA Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment was included as income in the determination of the FCA Group’s share of the investee’s profit/(loss) in the acquisition period.
Under the equity method, investments were initially recognized at cost and adjusted thereafter to recognize the FCA Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The FCA Group’s share of the investee’s profit/(loss) was recognized in the Consolidated Income Statement. Distributions received from an investee reduced the carrying amount of the investment. Post-acquisition movements in Other comprehensive income/(loss) were recognized in Other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.
Unrealized gains arising on transactions between the FCA Group and its joint ventures and associates were eliminated to the extent of the FCA Group’s interest in the joint venture or associate. Unrealized losses were also eliminated unless the transaction provided evidence of an impairment of the asset transferred.
When the FCA Group’s share of the losses of a joint venture or associate exceeded its interest in that joint venture or associate, the FCA Group discontinued recognizing its share of further losses. Additional losses were provided for and a liability was recognized only to the extent that the FCA Group had incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.
The FCA Group discontinued the use of the equity method from the date the investment ceased to be an associate or a joint venture, or when it was classified as available-for-sale.

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
When the FCA Group undertook its activities under joint operations, it recognized its related interest in the joint operation including: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.
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
Non-current assets and disposal groups classified as held for sale were measured at the lower of their carrying amount and fair value less costs to sell and were presented separately in the Consolidated Statement of Financial Position. Non-current assets and disposal groups were not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.
A discontinued operation was a component of the FCA Group that either had been disposed of or was classified as held for sale and (i) represented either a separate major line of business or a geographical area of operations, (ii) was part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) was a subsidiary acquired exclusively with a view to resell and the disposal involves loss of control.
Classification as a discontinued operation occurred upon disposal or, if earlier, when the asset or disposal group met the criteria to be classified as held for sale. When the asset or disposal group was classified as a discontinued operation, the comparative information was reclassified within the Consolidated Income Statement and the Consolidated Statement of Cash Flows as if the asset or disposal group had been discontinued from the start of the earliest comparative period presented. In addition, when an asset or disposal group was classified as held for sale, depreciation and amortization ceased.
The classification, presentation and measurement requirements of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations outlined above also applied to an asset or disposal group that was classified as held for distribution to owners, whereby there must be commitment to the distribution, the asset or disposal group must be available for immediate distribution and the distribution must be highly probable.
Foreign currency
The functional currency of the FCA Group’s entities was the currency used in their respective primary economic environments. In individual companies, transactions in foreign currencies were recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies were translated at the exchange rate prevailing at the date of the Consolidated Statement of Financial Position. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those initially recorded, were recognized in the Consolidated Income Statement.

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates as at the date of the Consolidated Statement of Financial Position. Income and expenses were translated into Euro at the average exchange rate for the period. Translation differences arising from the application of this method were classified within Other comprehensive income/(loss) until the disposal of the subsidiary. Average exchange rates for the period were used in preparing the Consolidated Statement of Cash Flows to translate the cash flows of foreign subsidiaries.
The principal exchange rates used to translate other currencies into Euro were as follows:

	2020		2019		2018
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (U.S.$)	1.142	1.227	1.119	1.123	1.181	1.145
Brazilian Real (BRL)	5.894	6.374	4.413	4.516	4.308	4.444
Chinese Renminbi (CNY)	7.875	8.023	7.735	7.821	7.808	7.875
Canadian Dollar (CAD)	1.530	1.563	1.485	1.460	1.529	1.561
Mexican Peso (MXN)	24.519	24.416	21.557	21.220	22.705	22.492
Polish Zloty (PLN)	4.443	4.560	4.298	4.257	4.261	4.301
Argentine Peso (ARS)(1)	103.043	103.043	67.258	67.258	43.074	43.074
Pound Sterling (GBP)	0.890	0.899	0.878	0.851	0.885	0.895
Swiss Franc (CHF)	1.071	1.080	1.112	1.085	1.155	1.127
______________________________________________________________________________________________________________________________
(1) From July 1, 2018 onwards, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.
Intangible assets
Goodwill
Goodwill represents the excess of the fair value of consideration paid in a business combination over the fair value of net tangible and identifiable intangible assets acquired. Goodwill was not amortized but was tested for impairment annually or more frequently if events or changes in circumstances indicated that it might be impaired. After initial recognition, goodwill was measured at cost less any accumulated impairment losses.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives consisted principally of brands which have no legal, contractual, competitive, economic or other factors that limit their useful lives. Intangible assets with indefinite useful lives were not amortized but were tested for impairment annually, or more frequently if events or changes in circumstances indicated that the asset may be impaired.
Development expenditures
Development expenditures for vehicle production and related components, engines and production systems were recognized as an asset if both of the following conditions within IAS 38 – Intangible assets were met: (i) that development expenditure can be measured reliably and (ii) that the technical feasibility of the product, projected volumes and pricing supported the view that the development expenditure would generate future economic benefits. Capitalized development expenditures included all direct and indirect costs that could be directly attributed to the development process. All other development expenditures were expensed as incurred.
Capitalized development expenditures were amortized on a straight-line basis from when the related asset was available for use, generally from the beginning of production, over the expected life cycle of the models (generally 5-6 years) or powertrains (generally 10-12 years) developed.

Property, plant and equipment
Cost
Property, plant and equipment was initially recognized at cost and included the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management and any initial estimate of the costs of dismantling and removing the asset and restoring the site on which it is located. Self-constructed assets were initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset were capitalized only if they increased the future economic benefits embodied in that asset. All other expenditures were expensed as incurred. When such replacement costs were capitalized, the carrying amount of the parts that were replaced was expensed to the Consolidated Income Statement.
Depreciation
During the years ended December 31, 2020, 2019 and 2018, assets depreciated on a straight-line basis over their estimated useful lives used the following depreciation rates:

Depreciation rates
Buildings	3% - 10%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Borrowing Costs
Borrowing costs that were directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that was deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs were capitalized. The amount of borrowing costs eligible for capitalization corresponded to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the year ended December 31, 2020 and 2019 was €320 million and €213 million, respectively.
Leases
As a Lessee
At the inception of a contract, the FCA Group assessed whether the contract was, or contained, a lease. A contract was, or contained a lease if the contract conveyed the right to control the use of an identified asset for a period of time in exchange for consideration.
This policy was applied to contracts entered into, or modified, on or after January 1, 2019.
At inception or on reassessment of a contract that contained a lease component, the FCA Group allocated the consideration in the contract to each lease component on the basis of their relative stand-alone prices. Except for real estate properties, the FCA Group elected not to separate non-lease components and would account for the lease and non-lease components as a single lease component.
Right-of-use asset
The FCA Group recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset was initially measured at cost, which comprised the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset was subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-to-use asset was determined based on the nature of the asset, taking into consideration the lease term. In addition, the right-of-use asset was periodically reduced by impairment losses, if any, and adjusted for certain corresponding remeasurements of the lease liability.
Lease liability
The lease liability was initially measured at the present value of the lease payments that had not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate could not be readily determined, the FCA Group's incremental borrowing rate. The incremental borrowing rate was determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as FCA specific factors contributing to FCA’s credit spread, including the impact of security. The FCA Group primarily used the incremental borrowing rate as the discount rate for its lease liabilities.
Lease payments used to measure the lease liability included the following, if appropriate:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depended on an index or a rate, initially measured using the index or rate applicable as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•if reasonably certain to exercise, the exercise price under a purchase option, or lease payments in an optional renewal period; and
•penalties for early termination of a lease unless the FCA Group was reasonably certain not to terminate early.
The lease liability was subsequently measured at amortized cost using the effective interest method. It was remeasured when there was a change in future lease payments arising from a change in an index or rate, if there was a change in the FCA Group's estimate of the amount expected to be payable under a residual value guarantee, or if the FCA Group changed its assessment of whether it would exercise a purchase, extension or termination option. When the lease liability was remeasured in this way, a corresponding adjustment was made to the carrying amount of the right-of-use asset, or was recorded in profit or loss if the carrying amount of the right-of-use asset had been reduced to zero.
The FCA Group presented right-of-use assets that did not meet the definition of investment property in Property, plant and equipment and lease liabilities in Long-term debt and Short-term debt and current portion of long-term debt in the Consolidated Statement of Financial Position.
The FCA Group elected to not recognize right-of-use assets and lease liabilities for short-term leases and low-value leases for all classes of leased assets. The FCA Group recognized the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a Lessor
When the FCA Group acted as a lessor, it determined at lease inception whether each lease was a finance lease or an operating lease.
To classify each lease, the FCA Group made an overall assessment of whether the lease transferred substantially all the risks and rewards incidental to ownership of the underlying asset. If the risks and rewards were substantially transferred, then the lease was a finance lease; if not, then it was an operating lease. As part of this assessment, the FCA Group considered certain indicators such as whether the lease was for the major part of the economic life of the asset.

Impairment of long-lived assets
Annually, or more frequently if facts or circumstances indicated otherwise, the FCA Group assessed whether there was any indication that its finite-lived intangible assets (including capitalized development expenditures) and its property, plant and equipment may have been impaired.
If indications of impairment were present, the carrying amount of the asset was reduced to its recoverable amount which was the higher of fair value less costs of disposal and its value in use, if the carrying amount exceeded the recoverable amount. The recoverable amount was determined for the individual asset, unless the asset did not generate cash inflows that were largely independent of those from other assets or groups of assets, in which case the asset was tested as part of the cash-generating unit (“CGU”) to which the asset belonged. A CGU was the smallest identifiable group of assets that generated cash inflows that were largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows were discounted to their present value using a discount rate that reflected current market assessments of the time value of money and the risks specific to the asset or CGU.
When an impairment loss for assets no longer existed or had decreased, the carrying amount of the asset or CGU was increased to the revised estimate of its recoverable amount but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss was recognized in the Consolidated Income Statement. Refer to the section Use of estimates below for additional information.
Financial assets and liabilities
Financial assets primarily included trade receivables, receivables from financing activities, investments in other companies, derivative financial instruments, cash and cash equivalents, and debt securities that represented temporary investments of available funds and did not satisfy the requirements for being classified as cash equivalents.
Financial liabilities primarily consisted of debt, derivative financial instruments, trade payables and other liabilities.
Receivables from dealer financing activities were typically generated by sales of vehicles and were generally managed under dealer network financing programs as a component of the portfolio of the FCA Group's financial services companies. These receivables were interest bearing with the exception of an initial, limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks varied according to market and payment terms, which ranged from two to twelve months.
Classification and measurement
The classification of a financial asset was dependent on the FCA Group’s business model for managing such financial assets and their contractual cash flows. The FCA Group considered whether the contractual cash flows represented solely payments of principal and interest that were consistent with a basic lending arrangement. Where the contractual terms introduced exposure to risk or volatility that was inconsistent with a basic lending arrangement, the related financial assets were classified and measured at fair value through profit or loss (“FVPL”).

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
______________________________________________________________________________________________________________________________
(1) A trade receivable without a significant financing component, as defined by IFRS 15, was initially measured at the transaction price.
(2) Receivables with maturities of over one year, which bear no interest or have an interest rate significantly lower than market rates were discounted using market rates.
(3) On initial recognition, the FCA Group could irrevocably designate a financial asset at FVPL that otherwise met the requirements to be measured at amortized cost or at FVOCI if doing so eliminated or significantly reduced an accounting mismatch that would otherwise arise.

Factors considered by the FCA Group in determining the business model for a group of financial assets included:
•past experience on how the cash flows for these assets were collected;
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales activity expectations;
•how the asset’s performance was evaluated and reported to key management personnel; and
•how risks were assessed and managed and how management was compensated.
Financial assets were not reclassified subsequent to their initial recognition unless the FCA Group changed its business model for managing financial assets, in which case all affected financial assets were reclassified on the first day of the first reporting period following the change in the business model.
Cash and cash equivalents included cash at banks, units in money market funds and other money market securities, commercial paper and certificate of deposits that were readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents were subject to an insignificant risk of changes in value and consisted of balances across various primary national and international money market instruments. Money market funds consisted of investments in high quality, short-term, diversified financial instruments that could generally be liquidated on demand and were measured at FVPL. Cash at banks and Other cash equivalents were measured at amortized cost.
Investments in other companies were measured at fair value. Equity investments for which there was no quoted market price in an active market and there was insufficient financial information in order to determine fair value could be measured at cost as an estimate of fair value, as permitted by IFRS 9 - Financial Instruments (“IFRS 9”). The FCA Group could irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”) upon the initial recognition of an equity investment that was not held to sell. This election was made on an investment-by-investment basis. Generally, any dividends from these investments were recognized in Other income from investments within Result from investments when the FCA Group’s right to receive payment was established. Other net gains and losses were recognized in OCI and would not be reclassified to the Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI were not reported separately from other changes in fair value in OCI.
Impairment of financial assets
The FCA Group’s credit risk differed in relation to the type of activity. In particular, receivables from financing activities, such as dealer and retail financing that were carried out through the FCA Group’s financial services companies, were exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, whereas trade receivables arising from the sale of vehicles and spare parts, were mostly exposed to the direct risk of counterparty default. These risks were mitigated by different kinds of securities received and the fact that collection exposure was spread across a large number of counterparties.
The IFRS 9 impairment requirements are based on a forward-looking expected credit loss (“ECL”) model. ECL is a probability-weighted estimate of the present value of cash shortfalls.
The calculation of the amount of ECL was based on the risk of default by the counterparty, which was determined by taking into account the information available at the end of each reporting period as to the counterparty’s solvency, the fair value of any guarantees and the FCA Group’s historical experience. The FCA Group considered a financial asset to be in default when: (i) the borrower was unlikely to pay its obligations in full and without consideration of compensating guarantees or collateral (if any exist); or (ii) the financial asset was more than 90 days past due.
The FCA Group applied two impairment models for financial assets as set out in IFRS 9: the simplified approach and the general approach. The table below indicates the impairment model used for each of FCA’s financial asset categories. Impairment losses on financial assets were recognized in the Consolidated Income Statement within the corresponding line items, based on the classification of the counterparty.

Financial asset	IFRS 9 impairment model
Trade receivables	Simplified approach
Receivables from financing activities	General approach
Other receivables	General approach
In order to test for impairment, individually significant receivables and receivables for which collectability was at risk were assessed individually, while all other receivables were grouped into homogeneous risk categories based on shared risk characteristics such as instrument type, industry or geographical location of the counterparty.
The simplified approach for determining the lifetime ECL allowance was performed in two steps:
•All trade receivables that were in default, as defined above, were individually assessed for impairment; and
•A general reserve was recognized for all other trade receivables (including those not past due) based on historical loss rates.
The FCA Group applied the general approach as determined by IFRS 9 by assessing at each reporting date whether there was a significant increase in credit risk on the financial instrument since initial recognition. The FCA Group considered receivables to have experienced a significant increase in credit risk when certain quantitative or qualitative indicators were met or the borrower was more than 30 days past due on its contractual payments.
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
Considering forward-looking economic information, ECL was determined by projecting the probability of default, exposure at default and loss given default for each future contractual period and for each individual exposure or collective portfolio. The discount rate used in the ECL calculation was the stated effective interest rate or an approximation thereof. Each reporting period, the assumptions underlying the ECL calculation were reviewed and updated as necessary. Since adoption, there were no significant changes in estimation techniques or significant assumptions that led to material changes in the ECL allowance.
The gross carrying amount of a financial asset was written-off to the extent that there was no realistic prospect of recovery. This was generally the case when the FCA Group determined that a debtor did not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that were written off could still be subject to enforcement activities.
Derivative financial instruments
Derivative financial instruments were used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities). In accordance with IFRS 9, derivative financial instruments were recognized on the basis of the settlement date and, upon initial recognition, were measured at fair value less (in case a financial asset is not measured at FVPL) transaction costs that were directly attributable to the acquisition of the financial assets. Subsequent to initial recognition, all derivative financial instruments were measured at fair value. Furthermore, derivative financial instruments qualified for hedge accounting when (i) there was formal designation and documentation of the hedging relationship and the FCA Group’s risk management objective and strategy for undertaking the hedge at inception of the hedge and (ii) the hedge was expected to be effective.

When derivative financial instruments qualified for hedge accounting, the following accounting treatments applied:
•Fair value hedges - where a derivative financial instrument was designated as a hedge of the exposure to changes in fair value of a recognized asset or liability attributable to a particular risk that could affect the Consolidated Income Statement, the gain or loss from remeasuring the hedging instrument at fair value was recognized in the Consolidated Income Statement. The gain or loss on the hedged item attributable to the hedged risk adjusted the carrying amount of the hedged item and was recognized in the Consolidated Income Statement.
•Cash flow hedges - where a derivative financial instrument was designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument was recognized directly in Other comprehensive income/(loss). When the hedged forecasted transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in Other comprehensive income/(loss) were reclassified and included in the initial measurement of the cost of the non-financial asset. The effective portion of any gain or loss was recognized in the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affected the Consolidated Income Statement. The gain or loss associated with a hedge or part of a hedge that became ineffective was recognized in the Consolidated Income Statement immediately.
When a hedging instrument or hedge relationship was terminated but the hedged transaction was still expected to occur, the cumulative gain or loss realized to the point of termination remains and was recognized in the Consolidated Income Statement at the same time as the underlying transaction occurred. If the hedged transaction was no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) was recognized in the Consolidated Income Statement immediately.
•Hedges of a net investment - if a derivative financial instrument was designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument was recognized in Other comprehensive income/(loss). The cumulative gain or loss was reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement upon disposal of the foreign operation.
Hedge effectiveness was determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure the hedge relationships met the effectiveness requirements (including the existence of an economic relationship between the hedged item and hedging instrument). The FCA Group entered into hedge relationships where the critical terms of the hedging instrument matched closely or exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness was performed. In the event there was a hedge relationship where the critical terms of the hedged item did not match closely or perfectly with the critical terms of the hedging instrument, the FCA Group would perform a quantitative assessment to assess effectiveness.
Ineffectiveness was measured by comparing the cumulative changes in fair value of the hedging instrument and cumulative change in fair value of the hedged item arising from the designated risk. The primary potential sources of hedge ineffectiveness were mismatches in timing or the critical terms of the hedged item and the hedging instrument.
The hedge ratio was the relationship between the quantity of the derivative and the hedged item. The FCA Group’s derivatives had the same underlying quantity as the hedged items, therefore the hedge ratio was expected to be one for one.
If hedge accounting could not be applied, the gains or losses from the fair value measurement of derivative financial instruments were recognized immediately in the Consolidated Income Statement.
Refer to Note 16, Derivative financial assets and liabilities, for additional information on fair value measurements.

Transfers of financial assets
The FCA Group derecognized financial assets when the contractual rights to the cash flows arising from the asset were no longer held or if it transferred substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset was recognized in the Consolidated Income Statement.
The FCA Group transferred certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions could be either with recourse or without recourse. Certain transfers included deferred payment clauses requiring first loss cover (for example, when the payment by the factor of a minor part of the purchase price was dependent on the total amount collected from the receivables), whereby the transferor had priority participation in the losses, or required a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions did not meet the requirements of IFRS 9 for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset were not substantially transferred, and accordingly the FCA Group continued to recognize these receivables within the Consolidated Statement of Financial Position and recognized a financial liability for the same amount under Asset-backed financing, which is included within Debt. These types of receivables were classified as held-to-collect, since the business model is consistent with the FCA Group’s continued recognition of the receivables.
Inventories
Raw materials, semi-finished products and finished goods inventories were stated at the lower of cost and net realizable value, with cost being determined on a first-in, first-out (“FIFO”) basis. The measurement of Inventories included the direct cost of materials and labor as well as indirect costs (variable and fixed). A provision was made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value was the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs for sale and distribution.
The measurement of production systems construction contracts was based on the stage of completion, which was determined as the proportion of cost incurred at the balance sheet date over the estimated total contract cost. These items were presented net of progress billings received from customers. Any losses on such contracts were recorded in the Consolidated Income Statement in the period in which they were identified.
Employee benefits
Defined contribution plans
Costs arising from defined contribution plans were expensed as incurred.
Defined benefit plans
The FCA Group’s net obligations were determined separately for each defined benefit plan by estimating the present value of future benefits that employees had earned and deducting the fair value of any plan assets. The present value of defined benefit obligations was measured using actuarial techniques and actuarial assumptions that were unbiased, mutually compatible and attribute benefits to periods in which the obligation to provide post-employment benefits arose by using the Projected Unit Credit Method. Plan assets were recognized and measured at fair value.
When the net obligation was a potential asset, the recognized amount was limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling).
The components of defined benefit cost were recognized as follows:
•Service cost was recognized in the Consolidated Income Statement by function and was presented within the relevant line items (Cost of revenues, Selling, general and other costs, and Research and development costs);

•Net interest expense on the defined benefit liability/(asset) was recognized in the Consolidated Income Statement within Net financial expenses and was determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and
•Remeasurement components of the net obligation, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated Income Statement) and any change in the effect of the asset ceiling were recognized immediately in Other comprehensive income/(loss). These remeasurement components were not reclassified to the Consolidated Income Statement in a subsequent period.
Past service costs arising from plan amendments and curtailments and gains and losses on the settlement of a plan were recognized immediately in the Consolidated Income Statement.
Other long term employee benefits
The FCA Group’s obligations represented the present value of future benefits that employees had earned in return for their service. Remeasurement components on other long term employee benefits were recognized in the Consolidated Income Statement in the period in which they arose.
Share-based compensation
The FCA Group has several compensation plans that provided for the granting of share-based compensation to certain employees and directors. Share-based compensation plans were accounted for in accordance with IFRS 2 -Share-based Payment, which required the recognition of share-based compensation expense based on fair value.
For equity-settled transactions, the cost was determined by the fair value at the date when the grant was determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Refer to Note 18 -Share-based compensation for further information.
Share-based compensation expense was recognized within Selling, general and other costs within the Consolidated Income Statement, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions were fulfilled (“vesting period”). The cumulative expense was recognized for equity-settled transactions at each reporting date using the graded vesting method and reflected the FCA Group’s best estimate of the number of equity instruments that would ultimately vest. The expense, or credit, in the Consolidated Income Statement for a period represented the movement in cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions were not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met was assessed as part of the FCA Group’s best estimate of the number of equity instruments that would ultimately vest. Market performance conditions were reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, were considered to be non-vesting conditions. Non-vesting conditions were reflected in the fair value of an award and lead to an immediate expensing of an award unless there were also service and/or performance conditions.
No expense was recognized for awards that do not ultimately vest because non-market performance and/or service conditions had not been met. Where awards included a market or non-vesting condition, the transactions were treated as vested irrespective of whether the market or non-vesting condition was satisfied, provided that all other performance and/or service conditions were satisfied.
When the terms of an equity-settled award were modified, the minimum expense recognized was the grant date fair value of the unmodified award, provided the original vesting terms of the award were met. Any incremental expense between the original grant and the modified grant, measured at the date of modification, was recognized over the modified vesting terms. Where an award was cancelled by the entity or by the counterparty, any unrecognized element of the fair value of the award was expensed immediately through the Consolidated Income Statement.

For cash-settled transactions, a liability was recognized for the fair value measured initially and at each reporting date up to and including the settlement date. The fair value was expensed over the period until the vesting date, with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.
Revenue recognition
Revenue was recognized when control of FCA’s vehicles, services or parts had been transferred and the FCA Group’s performance obligations to its customers had been satisfied. Revenue was measured as the amount of consideration the FCA Group expected to receive in exchange for transferring goods or providing services. The timing of when the FCA Group transferred the goods or services to the customer could differ from the timing of the customer’s payment. The FCA Group recognized a contract liability when it invoiced an amount to a customer prior to the transfer of the goods or services provided. When the FCA Group gave its customers the right to return eligible goods, the FCA Group estimated the expected returns based on an analysis of historical experiences. Sales, value added and other taxes that the FCA Group collected on behalf of others concurrently with revenue generating activities were excluded from revenue and were recognized within the Other liabilities and the Tax liabilities line items in the Consolidated Statement of Financial Position. Incidental items that were immaterial in the context of the contract were recognized as expense.
The FCA Group also entered into contracts with multiple performance obligations. For these contracts, the FCA Group allocated revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent that the FCA Group sold the good or service separately in the same market, the standalone selling price was the observable price at which the FCA Group sold the good or service separately. For all other goods or services, the FCA Group estimated the standalone selling price using a cost-plus-margin approach.
Sales of goods
The FCA Group had determined that FCA customers from the sale of vehicles and service parts were generally dealers, distributors or fleet customers. Transfer of control, and therefore revenue recognition, generally corresponded to the date when the vehicles or service parts were made available to the customer, or when the vehicles or service parts were released to the carrier responsible for transporting them to the customer. This was also the point at which invoices were issued, with payment for vehicles typically historically due immediately and payment for service parts typically historically due in the following month. For component part sales, revenue recognition was consistent with that of service parts. The FCA Group also sold tooling, with control transferring at the point in time when the customer accepted the tooling.
The cost of incentives, if any, was estimated at the inception of a contract at the expected amount that would ultimately be paid and was recognized as a reduction to revenue at the time of the sale. If a vehicle contract transaction had multiple performance obligations, the cost of incentives was allocated entirely to the vehicle as the intent of the incentives was to encourage sales of vehicles. If the estimate of the incentive changed following the sale to the customer, the change in estimate was recognized as an adjustment to revenue in the period of the change. Refer to the Use of estimates - Sales incentives for more information on these programs.
New vehicle sold through Guaranteed Depreciation Program (“GDP”) were recognized as revenue when control of the vehicle transferred to the fleet customer, except in situations where the FCA Group issued a put option for which there was a significant economic incentive to exercise, as discussed below. Upon recognition of the vehicle revenue, the FCA Group established a liability equal to the estimated amount of any residual value guarantee.
The FCA Group also sold vehicles where, in addition to guaranteeing the residual value, the contract included a put option whereby the fleet customer could require the FCA Group to repurchase the vehicles. For these types of arrangements, the FCA Group assessed whether a significant economic incentive existed for the customer to exercise its put option. If the FCA Group determined that a significant economic incentive did not exist for the customer to exercise its put option, then revenue was recognized when control of the vehicle transferred to the fleet customer and a liability was recognized equal to the estimated amount of the residual value guarantee. If the FCA Group determined that a significant economic incentive existed, then the arrangement was accounted for similarly to a repurchase obligation, as described in Lease installments from assets sold with buy-back commitments.

Services provided
When control of a good transferred to the customer prior to the completion of shipping activities for which the FCA Group was responsible, this represented a separate performance obligation for which the shipping revenue was recognized when the shipping service was complete. Other revenues from services provided were primarily comprised of maintenance plans and extended warranties, and also included connectivity services, and were recognized over the contract period in proportion to the costs expected to be incurred based on FCA’s historical experience. These services were either included in the selling price of the vehicle or separately priced. Revenue for services was allocated based on the estimated stand-alone selling price. Costs associated with the sale of contracts were deferred and were subsequently amortized to expense consistent with how the related revenue was recognized. The FCA Group had €204 million of deferred service contract costs at December 31, 2020 (€224 million at December 31, 2019) and recognized €96 million of amortization expense during the year ended December 31, 2020 (€68 million during the year ended December 31, 2019).
Contract revenues
Revenue from construction contracts, which was comprised of industrial automation systems, included within “Other activities”, was recognized as revenue over the contract period in proportion to the costs expected to be incurred based on FCA’s historical experience. A loss was recognized if the sum of the expected costs for services under the contract exceeded the transaction price.
Lease installments from assets sold with buy-back commitments
Vehicle sold to fleet customers could include a repurchase obligation, whereby the FCA Group was required to repurchase the vehicles at a given point in time. The FCA Group accounted for such sales as an operating lease. Upon the transfer of vehicles to the fleet customer, the FCA Group recorded a liability equal to the proceeds received within Other liabilities in the Consolidated Statement of Financial Position. The difference between the proceeds received and the guaranteed repurchase amount was recognized as revenue over the contractual term on a straight-line basis. The cost of the vehicle was recorded within Assets sold with a buy-back commitment in the Consolidated Statement of Financial Position and the difference between the cost of the vehicle and the estimated residual value was recognized within Cost of revenues in the Consolidated Income Statement over the contractual term.
Interest income of financial services activities
Interest income, which was primarily generated from the FCA Group by providing dealer and retail financing, was recognized using the effective interest method.
Cost of revenues
Cost of revenues comprised expenses incurred in the manufacturing and distribution of vehicles and parts. Historically the most significant element was the cost of materials and components and the remaining costs included labor (consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In addition, expenses which were directly attributable to the financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, were recorded within Cost of revenues (€25 million, €48 million and €75 million for the years ended December 31, 2020, 2019 and 2018, respectively). Cost of revenues also included €124 million, €195 million and €293 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, estimated costs related to product warranty and recall campaigns were recorded within Cost of revenues (refer to the section Use of estimates below for further information).
Government Grants
Government grants were recognized in the Consolidated Financial Statements when there was reasonable assurance of the FCA Group's compliance with the conditions for receiving such grants and that the grants would be received. Government grants were recognized as income over the same periods as the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest was treated as a government grant. The benefit of the below-market rate of interest was measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it was accounted for in accordance with the policies used for the recognition of government grants.
Taxes
Income taxes included all taxes which were based on the taxable profits of the FCA Group. Current and deferred taxes were recognized as a benefit or expense and were included in the Consolidated Income Statement for the period, except for tax arising from (i) a transaction or event which was recognized, in the same or a different period, either in Other comprehensive income/(loss) or directly in Equity, or (ii) a business combination.
Deferred taxes were accounted for under the full liability method. Deferred tax liabilities were recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arose from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which was not a business combination and at the time of the transaction, affected neither accounting profit nor taxable profit. Deferred tax assets were recognized for all deductible temporary differences to the extent that it was probable that taxable profit would be available against which the deductible temporary differences could be utilized, unless the deferred tax assets arose from the initial recognition of an asset or liability in a transaction that was not a business combination and at the time of the transaction, affected neither accounting profit nor taxable profit.
Deferred tax assets and liabilities were measured at the substantively enacted tax rates in the respective jurisdictions in which the FCA Group operates that were expected to apply to the period when the asset was realized or liability was settled.
The FCA Group recognized deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits when it was probable that this temporary difference would not reverse in the foreseeable future, except when it was able to control the timing of the reversal of the temporary difference. The FCA Group recognized deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it was probable that the temporary differences would reverse in the foreseeable future and taxable profit would be available against which the temporary difference could be utilized.
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, were recognized to the extent that it was probable that future profits would be available against which they could be utilized. The FCA Group monitored unrecognized deferred tax assets at each reporting date and recognized a previously unrecognized deferred tax asset to the extent that it had become probable that future taxable profit would allow the deferred tax asset to be recovered. Refer to Use of estimates - Recoverability of deferred tax assets for additional detail.
Current income taxes and deferred taxes were offset when they relate to the same taxation jurisdiction and there was a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, were included within Selling, general and other costs.
Refer to Note 7, Tax expense, for additional information on tax expense and deferred tax assets.
Fair Value Measurement
Fair value for measurement and disclosure purposes was determined as the consideration that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using a valuation technique. Fair value measurement was based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•in the principal market for the asset or liability; or
•in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability was measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their own economic best interest. A fair value measurement of a non-financial asset took into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. In estimating fair value, FCA used market-observable data to the extent it was available. When market-observable data was not available, FCA used valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
IFRS 13 - Fair Value Measurement establishes a hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement was categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
Levels used in the hierarchy are as follows:
•Level 1 inputs included quoted prices (unadjusted) in active markets for identical assets and liabilities that the FCA Group could access at the measurement date. Level 1 primarily consisted of financial instruments such as cash and cash equivalents and certain available-for-sale and held-for-trading securities.
•Level 2 inputs included those which were directly or indirectly observable as of the measurement date. Level 2 instruments included commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards, swaps and option contracts, which were valued using models or other valuation methodologies. These models were primarily industry-standard models that considered various assumptions, including quoted forward prices for similar instruments in active markets, quoted prices for identical or similar inputs not in active markets, and observable inputs.
•Level 3 inputs were unobservable from objective sources in the market and reflected management judgment about the assumptions market participants would use in pricing the instruments. Instruments in this category included non-exchange-traded derivatives such as certain over-the-counter commodity option and swap contracts.
Refer to Note 23, Fair value measurement, for additional information on fair value measurements.
Use of estimates
The Consolidated Financial Statements were prepared in accordance with IFRS which required the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions were based on management's best judgment of elements that were known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
Estimates and underlying assumptions were historically reviewed by the FCA Group periodically and when circumstances required. Actual results could differ from the estimates, which required adjustment accordingly. The effects of any changes in estimates were recognized in the Consolidated Income Statement in the period in which the adjustment was made, or in future periods.
Items requiring estimates for which there was a risk that a material difference could arise in the future in respect of the carrying amounts of assets and liabilities were discussed below.
Employee Benefits
The FCA Group historically provided post-employment benefits for certain of its active employees and retirees, which varied according to the legal, fiscal and economic conditions of each country in which the FCA Group operated and changed periodically. The plans were classified by the FCA Group on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans and other post-employment benefits.

The FCA Group companies provided certain post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans whereby the group paid contributions to public or private plans on a legally mandatory, contractual, or voluntary basis. The FCA Group recognized the cost for defined contribution plans as incurred and classified this by function within Cost of revenues, Selling, general and other costs, and Research and development costs in the Consolidated Income Statement.
Pension plans
The FCA Group sponsored both non-contributory and contributory defined benefit pension plans primarily in the U.S. and Canada, the majority of which were funded. Non-contributory pension plans covered certain hourly and salaried employees and the benefits were based on a fixed rate for each year of service. Additionally, contributory benefits were provided to certain salaried employees under the salaried employees’ retirement plans.
The FCA Group’s defined benefit pension plans were accounted for on an actuarial basis, which required the use of estimates and assumptions to determine the net liability or net asset. The FCA Group estimated the present value of the projected future payments to all participants by taking into consideration parameters of a financial nature such as discount rates, the rate of salary increases and the likelihood of potential future events estimated by using demographic assumptions, which could have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which were developed to reflect actual and projected plan experience. Mortality rates were developed using FCA plan-specific populations, recent mortality information published by recognized experts in this field, primarily the U.S. Society of Actuaries and the Canadian Institute of Actuaries, and other data where appropriate to reflect actual and projected plan experience. The expected amount and timing of contributions was based on an assessment of minimum funding requirements. From time to time, contributions were made beyond those that are legally required.
Plan obligations and costs were based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the FCA Group was presently committed were not made. Significant differences in actual experience or significant changes in the following key assumption could affect the pension obligations and pension expense:
•Discount rates. FCA’s discount rates were based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.
The effects of actual results differing from assumptions and of amended assumptions were included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 2.6 percent and 3.3 percent at December 31, 2020 and 2019, respectively.
At December 31, 2020, the effect on the defined benefit obligation of a decrease or increase in the discount rate, holding all other assumptions constant, is as follows:

Effect on pension benefit obligation increase/(decrease) in Net liability
( € million)
10 basis point decrease in discount rate	301
10 basis point increase in discount rate	(294)
Refer to Note 19, Employee benefits liabilities, for additional information on the FCA Group’s pension plans.
Other post-employment benefits
The FCA Group historically provided health care, legal, severance, indemnity life insurance benefits and other post-retirement benefits to certain hourly and salaried employees. Upon retirement, these employees could become eligible for a continuation of certain benefits. Benefits and eligibility rules could be modified periodically.

These other post-employment benefits (“OPEB”) were accounted for on an actuarial basis, which required the selection of various assumptions. The estimation of the FCA Group’s obligations, costs and liabilities associated with OPEB required the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions, which could have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which were developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries. Mortality rates were developed using plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.
Plan obligations and costs were based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the FCA Group were presently committed were not made.
Significant differences in actual experience or significant changes in the following key assumptions could affect the OPEB obligation and expense:
•Discount rates. FCA’s discount rates were based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities matched the timing and amounts of the projected benefit payments.
•Health care cost trends. The FCA Group’s health care cost trend assumptions were developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.
At December 31, 2020, the effect of a decrease or increase in the key assumptions affecting the health care, life insurance plans and Italian severance indemnity (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance benefit obligation	Effect on the TFR benefit obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	30	40
10 basis point / (100 basis point for TFR) increase in discount rate	(30)	(35)
100 basis point decrease in health care cost trend rate	(36)	—
100 basis point increase in health care cost trend rate	44	—
Refer to Note 19, Employee benefits liabilities, for additional information on the FCA Group’s OPEB liabilities.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives included property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and EMEA segments. The FCA Group periodically reviewed the carrying amount of non-current assets with definite useful lives when events or circumstances indicated that an asset may be impaired. The recoverability of non-current assets with definite useful lives was based on the estimated future cash flows, using the FCA Group’s current business plan, of the CGUs to which the assets related.

The global automotive industry had historically experienced significant change as a result of evolving regulatory requirements for fuel efficiency, greenhouse gas emissions and other tailpipe emissions as well as emerging technology changes, such as electrification and autonomous driving. FCA’s business plan could change in response to these evolving requirements and emerging technologies or in relation to any future business plans or strategies developed as part of partnerships and collaborations. As FCA continued to assess the potential impacts of these evolving requirements, emerging technologies or future plans and strategies, and of operationalizing and implementing the strategic targets set out in the business plan, including reallocation of our resources, the recoverability of certain of FCA’s assets or CGUs could be impacted in future periods. For example, product development strategies could be affected by regulatory changes as well as changes in the expected costs of implementing electrification, including the cost of batteries. As relevant circumstances change, FCA expects to adjust its product plans which could result in changes to the expected use of certain of the FCA Group’s vehicle platforms.
These uncertainties could result in either impairments of, or reductions to the expected useful lives of, these platforms, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2020, 2019 and 2018, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value-in-use. The value-in-use of the CGUs was determined using a discounted cash flow methodology based on estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2020, impairment losses and supplier obligations of €927 million were recognized. Of this, €13 million of supplier obligations were recognized within Cost of revenues in the Consolidated income statement and impairments totaling €914 million were recognized, primarily in relation to:
•For the three months ended March 31, 2020, the FCA Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the FCA Group’s operations. Using the updated information, FCA performed an assessment of the recoverability of certain of its assets as of March 31, 2020. Specifically, FCA reviewed FCA’s cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in the Maserati segment discussed below.
•In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the FCA Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for property, plant and equipment relating to idled assets.
•During the three months ended September 30, 2020, the FCA Group changed FCA’s strategy for the future B-Segment platform in EMEA, which was under development. As a result of the change in strategy, assets totaling €74 million were impaired within the EMEA segment, composed of €4 million of Property, plant and equipment and €70 million of previously capitalized research and development expenditures, which were recognized within Cost of revenues and Research and development costs, respectively, as well as €13 million of supplier obligations.

•During the three months ended December 31, 2020, impairment losses totaling €197 million were recognized, of which €120 million related to vehicle platform impairments in the North America segment as a result of the increase in the CAFE fine rate applicable starting with model year 2022 vehicles, composed of €37 million of Property, plant and equipment recognized within Cost of revenues and €83 million of previously capitalized development expenditures recognized within Research and development costs. In addition, impairment expense of €56 million was recognized in relation to capitalized development costs which were no longer planned to be used by the FCA Group. Of these, €44 million was not allocated to a specific region as the impaired assets were used to produce vehicles sold in several of FCA’s regions, while €9 million relates to the Maserati segment and €3 million relates to the EMEA segment. Furthermore, impairment expense of €18 million was also recognized in North America for property, plant and equipment for idled assets.
During the year ended December 31, 2019, impairment losses totaling €1,589 million were recognized. Of the total impairment charges, €1,376 million was recognized in relation to the rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms, composed of €563 million of Property, plant and equipment recognized within Cost of revenues and €813 million of previously capitalized development costs recognized within Research and development costs and excluded from Adjusted EBIT. Of these charges, €435 million relates to the EMEA segment, €148 million relates to the Maserati segment and the remaining €793 million was not allocated to a specific region as the impaired assets were used to produce vehicles sold in several of FCA’s regions.
During the year ended December 31, 2018, impairment losses totaling €297 million were recognized. The most significant component of this impairment loss was in EMEA, primarily resulting from changes in product plans in connection with the 2018-2022 business plan. It was determined that the carrying amount of the CGUs exceeded their value-in-use and accordingly, an impairment charge of €262 million was recognized in EMEA, €16 million in North America, €11 million in APAC and €8 million in LATAM.
Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives were not amortized and were tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives were allocated to operating segments or to CGUs within the operating segments. The impairment test was performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each cash generating unit (“CGU”) or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU was the higher of its fair value less costs of disposal and its value-in-use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the FCA Group primarily related to the acquisition of FCA US. Goodwill from the acquisition of FCA US was allocated to the North America, EMEA, APAC and LATAM operating segments.
Due to the identification of indicators of impairment, primarily as the FCA Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on the macro economic environment, the market outlook and the FCA Group’s operations, the goodwill allocated to the EMEA and LATAM operating segments were tested for impairment at March, 31 2020.
Of total Goodwill and intangible assets with indefinite useful lives of €14,614 million at March 31, 2020, €275 million and €577 million (€269 million and €563 million at December 31, 2019) of goodwill was allocated to the EMEA and LATAM segments, respectively. No intangible assets with indefinite useful lives, other than goodwill, were recognized within the EMEA and LATAM segments.
The assumptions used in the goodwill impairment test for the EMEA and LATAM segments as of March 31, 2020, represented management’s best estimate for the period under consideration.
•The estimate of the recoverable amount for purposes of performing the EMEA and LATAM goodwill impairment test was determined using value-in-use at March 31, 2020 and was based on the following assumptions:

▪The expected future cash flows covering the period from 2020 through 2024. These expected cash flows reflected the current expectations regarding economic conditions and market trends as well as the segment specific initiatives for the period 2020 to 2024. These cash flows related to the operating segments in their current condition when preparing the financial statements and excluded the estimated cash flows that might arise from future restructuring plans or other structural changes. Key assumptions used in estimating the future cash flows were those related to volumes, sales mix, profit margins, expected conditions regarding market trends and segment, brand and model market share for the respective operating segment over the period considered.
▪The expected future cash flows included a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 2 percent. The long-term EBIT margins were set considering historical margins, the margins incorporated into the plan, and other market data, as adjusted for the stage in the economic cycle of the regions and any specific circumstances (for example, in LATAM, the long-term EBIT margin was adjusted to assume no extension of the Brazilian tax benefits beyond 2025).
▪Pre-tax cash flows were discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) applied ranged from 9.5 percent to 16 percent.
•Expected future cash flows are sensitive to changes in the WACC, such that an increase of 25 basis points and 40 basis points in the WACC for the EMEA and LATAM segments respectively, would reduce the recoverable value down to its carrying amount.
The pre-tax WACC was calculated using the Capital Asset Pricing Model technique. The recoverable amounts for EMEA and LATAM operating segments estimated using the assumptions described above were determined to be in excess of the carrying amount of goodwill allocated to the EMEA and LATAM operating segments, respectively. As such, no impairment charges were recognized for goodwill for the three months ended March 31, 2020.
The FCA Group’s goodwill and intangible assets with indefinite useful lives were tested for impairment on October 1, 2020, which is the date the group annually tests goodwill for impairment.
•The estimate of the recoverable amount for purposes of performing the annual impairment test for each of the operating segments was determined using value-in-use and was based on the following assumptions:
◦The expected future cash flows covering the period from 2020 through 2024. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the FCA Group’s initiatives for the period 2020 to 2024. These cash flows relate to the respective CGUs in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow were based on assumptions that were considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered. With regards to:
◦The expected future cash flows included a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 2 percent. The long-term EBIT margins were set considering historical margins, the margins incorporated into the business plan, and other market data, as adjusted for the stage in the economic cycle of the regions and any specific circumstances (for example, in LATAM, the long-term EBIT margin has been adjusted to assume no extension of the Brazilian tax benefits beyond 2025). With regards to:

▪The APAC operating segment, expected future cash flows have historically been sensitive to certain assumptions, primarily the expected margins for the terminal period. While the assumptions used were considered reasonable and achievable and represented the best estimate of expected conditions in the operating segment, management had been and continued to be actively implementing measures to improve operating results by addressing commercial performance and cost structure to allow the achievement of the expected margins and cash flow in APAC. From 2019, the APAC region had become less sensitive to changes in the terminal period EBIT Margin as a result of ongoing actions FCA is taking to improve the competitiveness of its business in China. However, the recoverability of the assets within the APAC region were dependent upon achieving profitable results, which had not been achieved in recent periods.
▪The LATAM operating segment, for the year ended December 31, 2019, expected future cash flows had become sensitive to the expected margins for the terminal period taking into consideration the expectations for the region as well as the economic uncertainties in Argentina, such that a reduction of 90 basis points in the margin for the terminal period would reduce the recoverable value down to its carrying amount. During 2020, the LATAM region had become less sensitive to changes in terminal period EBIT margin, as a result of improved performance outlook in the region.
•For the year ended December 31, 2020, pre-tax cash flows were discounted using a pre-tax discount rate which reflected the current market assessment of the time value of money for the period being considered and the risks specific to the operating segment and cash flows under consideration. The pre-tax discount rate ranged from 9.5 percent to 16.8 percent. The pre-tax discount rates were determined using the WACC which were calculated using the Capital Asset Pricing Model technique.
The values estimated as described above were determined to be in excess of the carrying amount for each operating segment to which Goodwill was allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2020.
There were no impairment charges resulting from the impairment tests performed for the years ended December 31, 2019 and 2018.
Recoverability of deferred tax assets
Deferred tax assets were recognized to the extent that it is probable that sufficient taxable profit would be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets was dependent on the FCA Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward could be utilized. In making this assessment, the FCA Group considered future taxable income arising based on the most recent business plan. Moreover, the FCA Group estimated the impact of the reversal of taxable temporary differences on earnings and it also considered the period over which these deferred tax assets could be recovered. The estimates and assumptions used in the assessment were subject to uncertainty especially related to the FCA Group’s future performance as compared to the business plan, particularly in LATAM and EMEA. Therefore, changes in current estimates due to unanticipated events could have a significant impact on the Consolidated Financial Statements. Refer to Note 7, Tax expense for additional detail.
For the three months ended March 31, 2020, the FCA Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the FCA Group’s operations. As such, the FCA Group assessed its ability to generate sufficient taxable income in the future that would allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the year ended December 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.

Sales incentives
The FCA Group recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale to the dealer. This estimated cost represented the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to sales incentive programs related to vehicles previously sold to dealers were recognized as an adjustment to Net revenues in the period the adjustment was determinable.
The FCA Group used price discounts to adjust vehicle pricing in response to a number of market and product factors, including pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The FCA Group offered a variety of sales incentive programs at any given point in time, including cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduced the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Sales incentive programs were generally brand, model and region specific for a defined period of time.
Multiple factors were used in estimating the future incentive expense by vehicle line, including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates were reviewed monthly and changes to planned rates were adjusted accordingly, thereby impacting revenues. As there were a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on Net revenues.
Product warranties, recall campaigns and product liabilities
The FCA Group established reserves for product warranties at the time the related sale was recognized. FCA issued various types of product warranties under which the performance of products delivered was generally guaranteed for a certain period or term. The accrual for product warranties included the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions were principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the FCA Group’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions were taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The FCA Group periodically initiated voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve was the estimated cost of these service and recall actions. In North America, FCA accrued estimated costs for recalls at the time of sale, which were based on historical claims experience as well as an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally was not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors were accrued at the time when they were probable and reasonably estimable, which typically occurred once a specific recall campaign was approved and announced.
Estimates of the future costs of these actions were subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It was reasonably possible that the ultimate cost of these service and recall actions could have required the FCA Group to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that could not be reasonably estimated. The estimate of warranty and additional service and recall action obligations was periodically reviewed during the year. Experience showed that initial data for any given model year could be volatile; therefore, FCA’s process relied upon long-term historical averages until sufficient data was available. As actual experience became available, it was used to modify the historical averages to ensure that the forecast was within the range of likely outcomes. Resulting accruals were then compared with current spending rates to ensure that the balances were adequate to meet expected future obligations.

In addition, the FCA Group made provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs could be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the reserve was actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions were recorded in the Consolidated Income Statement and any subsequent adjustments were recorded in the period in which the adjustment is determined.
Litigation
Various legal proceedings, claims and governmental investigations were pending against the FCA Group on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities matters, alleged violations of law, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems), in various vehicle models or alleged general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seeked recovery for damage to property, personal injuries or wrongful death and in some cases included a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the FCA Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation was subject to many uncertainties, and the outcome of individual matters was not predictable with assurance. Moreover, the cases and claims against the FCA Group were often derived from complex legal issues that were subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. A provision was established in connection with pending or threatened litigation if it was probable there would be an outflow of funds and when the amount could be reasonably estimated. If an outflow of funds became probable, but the amount could not be estimated, the matter was disclosed in the notes to the Consolidated Financial Statements. Since these provisions represented estimates, the resolution of some of these matters could require the FCA Group to make payments in excess of the amounts accrued or could have required the FCA Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The FCA Group monitored the status of pending legal proceedings and consulted with experts on legal and tax matters on a regular basis. As such, the provisions for the FCA Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.
New standards and amendments effective January 1, 2020
Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2020, were adopted by the FCA Group. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
•In October 2018, the IASB issued amendments to IFRS 3 - Business Combinations which change the definition of a business to enable entities to determine whether an acquisition is a business combination or an asset acquisition.
•In October 2018, the IASB issued amendments to its definition of material in IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates clarifying the definition of materiality to aid in application.
•In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by IBOR reform. In addition, the amendments require companies to provide additional information to investors about hedging relationships directly affected by these uncertainties.

New standards and amendments effective from June 1, 2020
•In May 2020, the IASB issued an amendment to IFRS 16 - Leases to make it easier for lessees to account for COVID-19 related rent concessions such as rent holidays and temporary rent reductions. The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment does not affect lessors. The amendment is effective June 1, 2020 but can be applied immediately to any financial statements—interim or annual—not yet authorized for issue. The amendment is voluntary and was endorsed by the EU on October 9, 2020. We are currently evaluating the impact of adoption.
New standards and amendments not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates:
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. In July 2020, the IASB deferred the effective date of this amendment to January 1, 2023. We are currently evaluating the impact of adoption.
•In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which includes amendments to the following standards: updating a reference in IFRS 3 - Business Combinations to the Conceptual Framework for Financial Reporting; in IAS 16 - Property, Plant and Equipment, prohibiting the deduction of amounts received from selling items produced whilst preparing the asset for its intended use from the cost of property, plant and equipment; in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, specifying what costs are to be included when assessing whether a contract will be loss-making; and minor amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial Instruments, IAS 41 - Agriculture and the Illustrative Examples accompanying IFRS 16 - Leases. The amendments are effective January 1, 2022. We are currently evaluating the impact of adoption.
•In June 2020, the IASB issued amendments to IFRS 17 - Insurance Contracts aimed at helping companies implement the standard and making it easier for them to explain their financial performance. The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time. We are currently evaluating the impact of adoption.
•In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which is complementary to Interest Rate Benchmark Reform, as issued in September 2019. The amendments address issues that arise as a result of implementation of the reforms, including the effects of changes in the contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark. The amendments are effective January 1, 2021. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.
•In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Change in Accounting Estimates and Errors. The amendments to IAS 1 require companies to disclose their material accounting policies rather than their significant accounting policies, including providing guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 clarify how companies should distinguish change in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. We are currently evaluating the impact of adoption.

As noted in Note 1, Principal activities, the financial statements of Stellantis N.V. in subsequent filings will represent the historical financial statements of PSA.

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of FCA, which are grouped by its reportable segments, as well as holding and other companies:

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA (Delaware)	100.00
FCA Canada Inc.	Canada	100.00
FCA Mexico, S.A. de C.V.	Mexico	100.00
LATAM
FCA Fiat Chrysler Automoveis Brasil LTDA.	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Banco Fidis S.A.	Brazil	100.00
APAC
Chrysler Group (China) Sales Limited	People’s Republic of China	100.00
FCA Japan Ltd.	Japan	100.00
FCA Australia Pty Ltd.	Australia	100.00
FCA Automotive Finance Co. Ltd.	People’s Republic of China	100.00
Alfa Romeo (Shanghai) Automobiles Sales Co. Ltd.	People’s Republic of China	100.00
EMEA
FCA Italy S.p.A.	Italy	100.00
FCA Poland Spólka Akcyjna	Poland	100.00
FCA Powertrain Poland Sp. z o.o.	Poland	100.00
FCA Serbia d.o.o. Kragujevac	Serbia	66.67
FCA Germany AG	Germany	100.00
FCA France S.A.S.	France	100.00
Fiat Chrysler Automobiles UK Ltd.	United Kingdom	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Fidis S.p.A.	Italy	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co. Ltd.	People's Republic of China	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Fiat Chrysler Finance Europe SENC	Luxembourg	100.00

Magneti Marelli Discontinued Operations and Disposal
On April 5, 2018, the FCA Board of Directors announced that it had authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from the FCA Group and to distribute shares of a new holding company for Magneti Marelli to the shareholders of FCA.
At September 30, 2018, the separation within the next twelve months became highly probable and Magneti Marelli operations met the criteria to be classified as a disposal group held for sale. It also met the criteria to be classified as a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
On October, 22, 2018, FCA announced that it had entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. On May 2, 2019, FCA completed the sale of Magneti Marelli for consideration of €5,772 million (including €5,774 million cash consideration, contingent consideration receivable with a fair value of €70 million, contingent consideration payable by FCA of €16 million, costs relating to the transaction of €16 million and a preliminary purchase price adjustment of approximately €40 million). On April 26, 2020, the final purchase price adjustment was agreed, substantially confirming the preliminary amount.
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
Refer to the Consolidated Statement of Cash flows for the year ended December 31, 2020, for the aggregate cash flows arising from the sale of Magneti Marelli, which consists of the cash consideration received net of the cash and cash equivalents transferred in the sale, as disclosed in the table above.
The presentation of the Magneti Marelli business is as follows:
•The operating results of Magneti Marelli have been excluded from the FCA Group’s continuing operations and are presented net of taxes as a single line item within the Consolidated Income Statement up to the completion of the sale transaction on May 2, 2019 and for the year ended December 31, 2018. In order to present the financial effects of a discontinued operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statement.
•Cash flows arising from Magneti Marelli up to the completion of the sale transaction on May 2, 2019, have been presented separately as discontinued cash flows from operating, investing and financing activities within the Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018. These cash flows represent those arising from transactions with third parties.

•In accordance with the IFRS 5, depreciation and amortization on the assets of Magneti Marelli ceased as at September 30, 2018. The impact of ceasing depreciation of the property, plant and equipment and amortization of the intangible assets of Magneti Marelli was €134 million for the period up to the completion of the sale transaction on May 2, 2019 (€96 million for the year ended December 31, 2019), net of tax of €27 million (€20 million for the year ended December 31, 2019).
•The operating results from discontinued operations includes €5 million of interest on lease liabilities for the year ended December 31, 2019.
•Total expenses recognized in the operating results from discontinued operations relating to short-term leases and low-value assets leases amounted to €6 million and €2 million, respectively, for the period up to the completion of the sale transaction on May 2, 2019.
The following table summarizes the operating results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, that were excluded from the Consolidated Income Statement for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019(1)	2018(1)
	(€ million)
Net revenues	€1,657	€4,998
Expenses	1,447	4,493
Net financial expenses	5	85
Profit before taxes from discontinued operations	205	420
Tax expense	44	118
Profit after taxes from discontinued operations	161	302
Add: Gain on sale attributable to FCA	3,771	—
Less: Tax expense on gain on sale	2	—
Profit from discontinued operations, net of taxes	€3,930	€302
______________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the FCA Group.
FCA elected to present both the tax on the gain after the participation exemption of €55 million and the corresponding utilization of tax losses as a net nil impact within Profit from discontinued operations, net of tax.
Plastic Components and Automotive Modules Business Held for Sale
During the year ended December 31, 2019, certain entities within FCA’s plastic components and automotive modules business met the criteria to be presented as held for sale. On January 31, 2020, the FCA Group entered into agreements for the sale of several of the groups of assets within its plastic components and automotive modules businesses for a total sale price of €47.5 million, resulting in a gain on disposal of €5 million.
Teksid Cast Iron Components Business Held for Sale
During December 2019, FCA announced that it had entered into an agreement with Tupy S.A. for the sale of FCA’s global cast iron automotive components business, which is operated through FCA’s subsidiary Teksid S.p.A.
The proposed sale includes Teksid’s cast iron production facilities in Brazil, Mexico, Poland and Portugal, in addition to Teksid’s interest in a joint venture in China and as a result the related assets and liabilities (€312 million and €204 million at December 31, 2020, respectively) met the criteria to be presented as held for sale from December 31, 2019. The agreement valued the business at €210 million enterprise value. Consideration, subject to customary purchase price adjustments, will be paid at closing, expected by the end of the second quarter of 2021. The proposed transaction is subject to customary closing conditions, including the receipt of antitrust approvals.
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
There were no significant transactions with non-controlling interests during the years ended December 31, 2020, 2019 and 2018.

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Revenues from:
Sales of goods	€82,510	€103,019	€104,990
Services provided	3,297	3,961	3,871
Contract revenues	547	672	958
Lease installments from assets sold with a buy-back commitment	193	362	394
Interest income of financial services activities	129	173	199
Total Net revenues	€86,676	€108,187	€110,412
Net revenues by geographical area were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Net revenues in:
North America(1)	€60,783	€73,848	€73,405
Brazil	4,518	7,423	6,452
Italy	5,454	7,259	8,815
France	2,420	3,021	3,204
Germany	2,325	2,519	2,755
China	1,412	1,753	1,974
Spain	789	1,200	1,397
United Kingdom	696	995	1,136
Argentina	772	861	1,384
Japan	752	839	718
Turkey	947	739	896
Australia	322	320	418
Other countries	5,486	7,410	7,858
Total Net revenues	€86,676	€108,187	€110,412
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not FCA’s North America reporting segment.
Net revenues attributed by segment for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Mass-Market Vehicles
2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€58,198	€5,031	€2,250	€15,284	€1,323	€424	€82,510
Services provided	2,045	206	17	765	53	211	3,297
Construction contract revenues	—	—	—	—	—	547	547
Revenues from goods and services	60,243	5,237	2,267	16,049	1,376	1,182	86,354

Lease installments from assets sold with a buy-back commitment	64	—	—	129	—	—	193
Interest income from financial services activities	—	60	50	13	6	—	129
Total Net revenues	€60,307	€5,297	€2,317	€16,191	€1,382	€1,182	€86,676

	Mass-Market Vehicles
2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€70,809	€8,059	€2,674	€19,275	€1,563	€639	€103,019
Services provided	2,388	297	27	950	29	270	3,961
Construction contract revenues	—	—	—	—	—	672	672
Revenues from goods and services	73,197	8,356	2,701	20,225	1,592	1,581	107,652

Lease installments from assets sold with a buy-back commitment	140	—	—	222	—	—	362
Interest income from financial services activities	—	93	61	19	—	—	173
Total Net revenues	€73,337	€8,449	€2,762	€20,466	€1,592	€1,581	€108,187

	Mass-Market Vehicles
2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€69,908	€7,756	€2,560	€21,516	€2,606	€644	€104,990
Services provided	2,287	270	21	945	39	309	3,871
Construction contract revenues	—	—	—	—	—	958	958
Revenues from goods and services	72,195	8,026	2,581	22,461	2,645	1,911	109,819

Lease installments from assets sold with a buy-back commitment	158	—	—	235	—	1	394
Interest income from financial services activities	—	116	65	18	—	—	199
Total Net revenues	€72,353	€8,142	€2,646	€22,714	€2,645	€1,912	€110,412
The FCA Group recognized a net decrease in Net revenues of €130 million during the year ended December 31, 2020 (net decrease in Net revenues of €4 million during the year ended December 31, 2019, net decrease in Net revenues of €14 million during the year ended December 31, 2018) from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after FCA had transferred control of vehicles to the dealers.

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Research and development expenditures expensed	€1,226	€1,305	€1,448
Amortization of capitalized development expenditures	1,250	1,358	1,456
Impairment and write-off of capitalized development expenditures	503	949	147
Total Research and development costs	€2,979	€3,612	€3,051
Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for detail on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2020, 2019 and 2018.
Refer to Note 10, Other intangible assets, for information on capitalized development expenditures.

6.	Net financial expenses
The following table summarizes the FCA Group’s financial income and expenses, included within Net financial expenses:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Interest income and other financial income	€117	€261	€249

Financial expenses:
Interest expense and other financial expenses:	596	784	929
Interest expense on notes	321	370	422
Interest expense on borrowings from bank	209	181	259
Other interest cost and financial expenses	66	233	248
Interest on lease liabilities(1)	94	88	—
Write-down of financial assets	10	21	6
Losses on disposal of securities	—	2	6
Net interest expense on employee benefits provisions	218	298	276
Total Financial expenses	918	1,193	1,217
Net expenses from derivative financial instruments and exchange rate differences	187	73	88
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,105	1,266	1,305

Net Financial expenses	€988	€1,005	€1,056
______________________________________________________________________________________________________________________________
(1) Interest on lease liabilities previously recognized in accordance with IAS 17 during the year ended December 31, 2018 was not material for reclassification.

7.	Tax expense
The following table summarizes Tax expense:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Current tax expense	€239	€435	€592
Deferred tax expense	1,231	872	520
Tax (benefit)/expense relating to prior periods(1)	(138)	14	(334)
Total Tax expense	€1,332	€1,321	€778
________________________________________________________________________________________________________________________________________________
(1) Tax (benefit)/expense relating to prior periods includes €325 million deferred tax benefit related to U.S. provision to return adjustments for prior years' tax positions finalized in 2020.
The applicable tax rate used to determine theoretical income taxes was the statutory rate in the United Kingdom (“UK”), the tax jurisdiction in which FCA NV was historically resident. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate of 19.0 percent in 2020 (19.0 percent in 2019 and 19.0 percent in 2018) and income taxes recognized is as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Theoretical income taxes	€259	€766	€781
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	—	(159)	—
Permanent differences	(148)	(411)	(416)
Tax credits	(119)	(112)	(135)
Deferred tax assets not recognized and write-downs	1,417	976	633
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	27	171	207
Taxes relating to prior years	(138)	14	(334)
Tax rate changes	(25)	9	—
Withholding tax	27	41	41
Other differences	15	20	(15)
Total Tax expense, excluding IRAP(1)	1,315	1,315	762
Effective tax rate	97.0%	32.7%	18.5%
IRAP (current and deferred)	17	6	16
Total Tax expense	€1,332	€1,321	€778
______________________________________________________________________________________________________________________________
(1) Local income tax due in Italy
As the IRAP taxable basis differs from Profit before taxes, it is excluded from the effective tax rates above.
The increase in the effective tax rate to 97.0 percent in 2020 from 32.7 percent in 2019 was primarily related to (i) tax expense related to the write-down of Deferred tax assets in Italy and Brazil for the three months ended March 31, 2020, as described below; and (ii) a decrease in North America profit before tax, which significantly impacted the unfavorable effective tax rate impact of current year unrecognized Deferred tax assets, primarily in Italy and Brazil.
The FCA Group historically recognized the amount of Deferred tax assets less the Deferred tax liabilities of the individual companies within Deferred tax assets, where these may be offset. Amounts recognized were as follows:

	At December 31,
	2020	2019
	(€ million)
Deferred tax assets	€1,096	€1,689
Deferred tax liabilities	(1,845)	(1,628)
Total Net deferred tax (liabilities) assets	€(749)	€61
The change from Net deferred tax assets at December 31, 2019 to Net deferred tax liabilities at December 31, 2020 was mainly due to an increase in deferred tax liabilities in North America related to provisions, acceleration of tax depreciation and amortization on capital expenditures, partially offset by utilization of U.S. tax credit carryforwards, and a decrease in deferred tax assets of €549 million for deferred tax asset write-downs in Italy and Brazil, as described in Note 2, Basis of Preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.
The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2020 and 2019 were as follows:

	At January 1, 2020	Recognized in Consolidated Income Statement	Recognized in Equity	Translation differences and other changes	At December 31, 2020
	(€ million)
Deferred tax assets arising on:
Provisions	€3,673	€(100)	€—	€(254)	€3,319
Provision for employee benefits	1,470	51	(10)	(118)	1,393
Lease liabilities	369	(20)	—	2	351
Intangible assets	151	7	—	(25)	133
Impairment of financial assets	166	(18)	—	(7)	141
Inventories	188	43	—	(30)	201
Allowances for doubtful accounts	105	(6)	—	(35)	64
Other	702	328	(1)	(3)	1,026
Total Deferred tax assets	€6,824	€285	€(11)	€(470)	€6,628
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,330)	€(164)	€—	€197	€(2,297)
Capitalized development assets	(2,601)	(554)	—	157	(2,998)
Other Intangible assets and Intangible assets with indefinite useful lives	(948)	(17)	—	82	(883)
Right-of-use assets	(365)	27	—	32	(306)
Provision for employee benefits	(77)	(3)	31	(8)	(57)
Other	(247)	(147)	5	18	(371)
Total Deferred tax liabilities	€(6,568)	€(858)	€36	€478	€(6,912)
Deferred tax asset arising on tax loss carry-forwards	€4,861	€1,017	€—	€(516)	€5,362
Unrecognized deferred tax assets	(5,056)	(1,350)	3	576	(5,827)
Total Net deferred tax assets (liabilities)	€61	€(906)	€28	€68	€(749)

	At January 1, 2019	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and other changes	At December 31, 2019
	(€ million)
Deferred tax assets arising on:
Provisions	€4,127	€(470)	€—	€10	€6	€3,673
Provision for employee benefits	1,487	(41)	1	1	22	1,470
Lease liabilities	260	106	—	(1)	4	369
Intangible assets	166	(15)	—	—	—	151
Impairment of financial assets	155	(1)	—	—	12	166
Inventories	246	(56)	—	—	(2)	188
Allowances for doubtful accounts	96	13	—	—	(4)	105
Other	685	(22)	(4)	1	42	702
Total Deferred tax assets	€7,222	€(486)	€(3)	€11	€80	€6,824
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,296)	€(33)	€—	€(1)	€—	€(2,330)
Capitalized development expenditures	(2,440)	(129)	—	—	(32)	(2,601)
Other Intangible assets and Intangible assets with indefinite useful lives	(912)	36	—	—	(72)	(948)
Right-of-use assets	(260)	(101)	—	—	(4)	(365)
Provision for employee benefits	(91)	(9)	22	—	1	(77)
Other	(424)	156	38	—	(17)	(247)
Total Deferred tax liabilities	€(6,423)	€(80)	€60	€(1)	€(124)	€(6,568)
Deferred tax asset arising on tax loss carry-forwards	€4,963	€106	€—	€12	€(220)	€4,861
Unrecognized deferred tax assets	(4,885)	(407)	—	(20)	256	(5,056)
Total Net deferred tax assets	€877	€(867)	€57	€2	€(8)	€61
As of December 31, 2020, the FCA Group had total Deferred tax assets on deductible temporary differences of €6,628 million (€6,824 million at December 31, 2019), of which €1,072 million was not recognized (€1,113 million at December 31, 2019). As of December 31, 2020, the FCA Group also had Deferred tax assets on tax loss carry-forwards of €5,362 million (€4,861 million at December 31, 2019), of which €4,755 million was not recognized (€3,943 million at December 31, 2019).
As of December 31, 2020, the FCA Group had total net recognized and unrecognized deferred tax assets of €3,682 million (€3,263 million at December 31, 2019) in Italy primarily attributable to Italian tax loss carry-forwards that could be carried forward indefinitely. A deferred tax asset was recognized for Italian tax loss carry-forwards to the extent the realization of the related tax benefit was supported through achievement of the FCA Group’s business plan. The FCA Group continued to recognize Italian Net deferred tax assets of €253 million (€705 million at December 31, 2019) as the FCA Group considered it probable that FCA would have sufficient taxable income in the future that would allow realization of these net deferred tax assets. The utilization of Italian tax loss carry-forwards for which currently no deferred tax asset was recognized was subject to future sustained profitability, as well as, the achievement of taxable income in periods which are beyond the FCA Group’s business plan and therefore this utilization was uncertain. As a result, €3,429 million of Net deferred tax assets in Italy were not recognized as of December 31, 2020 (€2,558 million at December 31, 2019).

As of December 31, 2020, the FCA Group had net recognized and unrecognized deferred tax assets of €1,692 million in Brazil (€1,888 million at December 31, 2019), primarily attributable to Brazilian tax loss carry-forwards that could be carried forward indefinitely. As of December 31, 2020, a deferred tax asset was not recognized for Brazilian tax loss carry-forwards since the FCA Group did not consider it probable that there would be sufficient taxable income in the future that would allow realization of these deferred tax assets. The utilization of Brazilian tax loss carry-forwards for which currently no deferred tax asset was recognized was subject to future sustained profitability, as well as, the achievement of taxable income in periods which are beyond the FCA Group’s business plan and therefore this utilization was uncertain. As a result, €1,692 million of Net deferred tax assets in Brazil, which included Brazil tax losses, were not recognized as of December 31, 2020 (€1,757 million at December 31, 2019).
As of December 31, 2020, the FCA Group had net recognized and unrecognized deferred tax assets of €173 million (€151 million at December 31, 2019) in the UK primarily attributable to UK tax loss carry-forwards that could be carried forward indefinitely. A deferred tax asset was recognized for the UK tax loss carried forwards to the extent the realization of the related tax benefit was supported through generation of taxable income. The FCA Group recognizes UK Net deferred tax assets of €173 million (€151 million at December 31, 2019) as the FCA Group considered it probable that FCA would have sufficient taxable income in the future that would allow realization of these net deferred tax assets.
The realization of these deferred tax assets was sensitive to the assumptions and judgments used in the determination of the taxable income in the future, as well as, FCA’s ability to affect tax planning strategies, as necessary. The deferred tax assets in the UK could be impacted by future reorganizations or changes in tax residency. Certain jurisdictions within EMEA in which the FCA Group operated could begin to generate profits or taxable income in the future. While FCA had not yet recognized all deferred tax assets in these jurisdictions, it was possible FCA’s assessment of realizability could change, resulting in the recognition of additional deferred tax assets in FCA’s Balance Sheet and the related income tax benefit in FCA’s Income Statement. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.
Deferred tax liabilities on the undistributed earnings of subsidiaries have not been recognized, except in cases where it was probable the distribution would occur in the foreseeable future.

Total gross deductible and taxable temporary differences and accumulated tax losses at December 31, 2020, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, were as follows:

		Year of expiration
	At December 31, 2020	2021	2022	2023	2024	Beyond 2024	Unlimited/ Indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	€26,844	€3,449	€2,618	€2,514	€3,282	€14,596	€385
Taxable temporary differences	(28,641)	(2,871)	(2,707)	(2,729)	(2,787)	(14,594)	(2,953)
Tax losses	20,343	115	60	45	101	1,576	18,446
Amounts for which deferred tax assets were not recognized	(21,440)	(344)	(103)	(75)	(839)	(3,008)	(17,071)
Temporary differences and tax losses relating to corporate taxation	€(2,894)	€349	€(132)	€(245)	€(243)	€(1,430)	€(1,193)
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	€10,736	€1,088	€588	€551	€1,141	€7,241	€127
Taxable temporary differences	(9,572)	(896)	(713)	(713)	(764)	(6,346)	(140)
Tax losses	4,819	29	31	32	54	103	4,570
Amounts for which deferred tax assets were not recognized	(6,065)	(188)	(38)	(11)	(582)	(600)	(4,646)
Temporary differences and tax losses relating to local taxation	€(82)	€33	€(132)	€(141)	€(151)	€398	€(89)

8.	Other information by nature
Personnel costs for the continuing operations of the FCA Group for the years ended December 31, 2020, 2019 and 2018 amounted to €10.3 billion, €11.4 billion and €11.7 billion, respectively, and included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2020, 2019 and 2018, the continuing operations of the FCA Group had an average number of employees of 191,705, 198,772 and 203,122, respectively.
Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes for the year ended December 31, 2020 were as follows:

	Years ended December 31,
	2020	2019
	(€ million)
Depreciation of right-of-use assets	€403	€346
Interest expense on lease liabilities	94	88
Variable lease payments not included in the measurement of lease liabilities	2	3
Income from sub-leasing right-of-use assets	(88)	(85)
Expenses relating to short-term leases and to leases of low-value assets	78	186
Gains arising from sale and leaseback transactions	(94)	(91)
Total expense recognized in Net profit from continuing operations	€395	€447

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2020 and 2019 are summarized below:

	Goodwill
	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Total Goodwill and intangible assets with indefinite useful lives
	(€ million)
At January 1, 2019	€11,254	€(420)	€10,834	€3,136	€13,970
Additions	34	—	34	—	34
Transfers to Assets held for sale	(11)	—	(11)	—	(11)
Translation differences and Other	162	46	208	56	264
At December 31, 2019	11,439	(374)	11,065	3,192	14,257
Translation differences and Other	(1,190)	256	(934)	(268)	(1,202)
At December 31, 2020	€10,249	€(118)	€10,131	€2,924	€13,055
Translation differences in 2020 and 2019 primarily related to foreign currency transaction of U.S. Dollar to the Euro.
Brands
Brands, composed of the Chrysler, Jeep, Dodge, Ram and Mopar brands, resulted from the acquisition of FCA US and are allocated to the North America segment. These rights are protected legally through registration with government agencies and through their continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they were classified as intangible assets with indefinite useful lives and were therefore not amortized but instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands was historically tested jointly with the goodwill allocated to the North America segment.
Goodwill
At December 31, 2020, Goodwill included €10,078 million from the acquisition of FCA US (€11,008 million at December 31, 2019). At December 31, 2020, Goodwill included €32 million (€34 million at December 31, 2019) from the acquisition of Vari-Form (refer to Note 3, Scope of consolidation).
There were no impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2020, 2019 and 2018. Refer to Note 2, Basis of preparation - Use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.
The following table summarizes the allocation of Goodwill between FCA's reportable segments:

	At December 31,
	2020	2019
	(€ million)
North America	€8,294	€9,059
APAC	1,074	1,174
LATAM	515	563
EMEA	248	269
Other activities	—	—
Total Goodwill	€10,131	€11,065

10.	Other intangible assets

	Capitalized development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2019	€20,228	€3,999	€636	€24,863
Additions	2,889	600	67	3,556
Divestitures	(338)	(127)	(82)	(547)
Transfer to Assets held for sale	—	(3)	(16)	(19)
Translation differences and other changes	147	103	(5)	245
At December 31, 2019	22,926	4,572	600	28,098
Additions	2,640	745	177	3,562
Divestitures	(81)	(134)	(173)	(388)
Transfer to Assets held for sale	—	—	—	—
Translation differences and other changes	(1,327)	(333)	(50)	(1,710)
At December 31, 2020	24,158	4,850	554	29,562
Accumulated amortization and impairment losses at January 1, 2019	10,403	2,362	349	13,114
Amortization	1,358	426	48	1,832
Impairment losses and asset write-offs	949	—	4	953
Divestitures	(337)	(2)	(8)	(347)
Transfer to Assets held for sale	—	(3)	(13)	(16)
Translation differences and other changes	46	72	(3)	115
At December 31, 2019	12,419	2,855	377	15,651
Amortization	1,250	408	32	1,690
Impairment losses and asset write-offs	503	—	1	504
Divestitures	(53)	—	(15)	(68)
Transfer to Assets held for sale	—	—	—	—
Translation differences and other changes	(519)	(194)	(21)	(734)
At December 31, 2020	13,600	3,069	374	17,043
Carrying amount at December 31, 2019	€10,507	€1,717	€223	€12,447
Carrying amount at December 31, 2020	€10,558	€1,781	€180	€12,519
Capitalized development expenditures included both internal and external costs that were directly attributable to the internal product development process, primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs.
In 2020, €504 million of impairment losses and asset write-offs were recognized, refer to Note 2, Use of estimates - Recoverability of non-current assets with definite useful lives for further information on the impairment losses and asset write-offs recognized.
In 2019, €953 million of impairment losses and asset write-offs were recognized, including a total of €813 million of impairment losses and asset write-offs resulting from rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms.
Translation differences primarily related to foreign currency translation of the U.S. Dollar to the Euro and of the Brazilian Real to the Euro.

Amortization of capitalized development expenditures was recognized within Research and development costs within the Consolidated Income Statement, as described in Note 5, Research and development costs. Amortization of Patents, concessions, licenses and credits and Other intangibles are recognized within Cost of revenues and Selling, general and other costs.
At December 31, 2020 and 2019, the FCA Group had contractual commitments for the purchase of intangible assets amounting to €624 million (refer to Note 25, Guarantees granted, commitments and contingent liabilities for further information on the FCA Group's contractual commitments for the purchase of regulatory emission credits) and €1,419 million, respectively.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The FCA Group historically leased assets including land, industrial buildings, plant machinery and equipment, and other assets.

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2019	€877	€9,227	€50,094	€2,944	€1,528	€64,670
Additions	33	274	1,587	222	3,287	5,403
Divestitures	(40)	(46)	(1,135)	(124)	(3)	(1,348)
Change in the scope of consolidation	—	—	63	—	1	64
Translation differences	8	96	507	45	19	675
Transfer to Assets held for sale	(15)	(149)	(502)	(17)	(23)	(706)
Other changes	36	25	857	(4)	(886)	28
At December 31, 2019	899	9,427	51,471	3,066	3,923	68,786
Additions	16	928	2,793	258	1,605	5,600
Divestitures	(2)	(54)	(884)	(245)	(4)	(1,189)
Change in the scope of consolidation	—	(8)	—	—	—	(8)
Translation differences	(87)	(849)	(3,682)	(246)	(376)	(5,240)
Transfer to Assets held for sale	—	(14)	(2)	—	—	(16)
Other changes	45	(86)	523	(7)	(546)	(71)
At December 31, 2020	871	9,344	50,219	2,826	4,602	67,862
Accumulated depreciation and impairment losses at January 1, 2019	32	3,365	32,032	1,855	10	37,294
Depreciation	3	411	2,876	323	—	3,613
Divestitures	(2)	(32)	(1,098)	(115)	—	(1,247)
Impairment losses and asset write-offs	—	2	618	16	—	636
Change in the scope of consolidation	—	—	11	—	—	11
Translation differences	—	29	305	25	—	359
Transfer to Assets held for sale	(3)	(107)	(384)	(17)	(1)	(512)
Other changes	—	9	19	(4)	—	24
At December 31, 2019	30	3,677	34,379	2,083	9	40,178
Depreciation	1	427	2,695	330	—	3,453
Divestitures	—	(8)	(845)	(234)	(2)	(1,089)
Impairment losses and asset write-offs	—	3	402	5	—	410
Change in the scope of consolidation	—	—	—	—	—	—
Translation differences	—	(253)	(2,160)	(170)	—	(2,583)
Transfer to Assets held for sale	—	(9)	(2)	—	—	(11)
Other changes	(1)	(53)	(17)	(8)	1	(78)
At December 31, 2020	30	3,784	34,452	2,006	8	40,280
Carrying amount at December 31, 2019	€869	€5,750	€17,092	€983	€3,914	€28,608
Carrying amount at December 31, 2020	€841	€5,560	€15,767	€820	€4,594	€27,582
Included within the total €27,582 million Property, plant and equipment amounts presented above was owned property, plant and equipment of €25,958 million and right-of-use assets of €1,624 million at December 31, 2020.
Included within the total €28,608 million Property, plant and equipment amounts presented above was owned property, plant and equipment of €26,987 million and right-of-use assets of €1,621 million at December 31, 2019.

Changes in Right-of-use assets are as follows:

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at January 1, 2019	26	1,085	206	78	1,395
Depreciation	(3)	(150)	(100)	(93)	(346)
Additions	11	167	236	163	577
Change in the scope of consolidation	—	18	26	—	44
Translation differences	1	24	2	1	28
Other	(28)	(24)	(21)	(4)	(77)
Balance at December 31, 2019	7	1,120	349	145	1,621
Depreciation	(1)	(159)	(102)	(141)	(403)
Additions	11	284	80	199	574
Translation differences	(1)	(90)	(27)	(14)	(132)
Other	—	(25)	(7)	(4)	(36)
Balance at December 31, 2020	€16	€1,130	€293	€185	€1,624
For the year ended December 31, 2020, the FCA Group recognized a total of €410 million of impairment losses and asset write-offs. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives, for further information on the impairment losses and asset write-offs recognized.
For the year ended December 31, 2019, the FCA Group recognized a total of €636 million of impairment losses and asset write-offs, including a total of €563 million resulting from rationalization of product portfolio plans, primarily for Europe in the A-segment as well as for Alfa Romeo resulted in the recognition of asset impairment charges for certain platforms. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for additional detail regarding the assumptions and judgments used when testing these assets for impairment.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2020, and 2019.
In 2020, translation differences of €2,657 million primarily reflected the foreign currency transaction impacts of U.S. Dollar to the Euro and of the Brazilian Real to the Euro. In 2019, translation differences of €316 million primarily reflected the foreign currency transaction impacts of U.S. Dollar to the Euro, partially offset by the Brazilian Real.
The carrying amounts of Property, plant and equipment of the FCA Group (excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, primarily relating to FCA operations in Brazil, are summarized as follows:

	At December 31,
	2020	2019
	(€ million)
Land and industrial buildings pledged as security for debt	€535	€777
Plant and machinery pledged as security for debt and other commitments	571	855
Other assets pledged as security for debt and other commitments	2	5
Total Property, plant and equipment pledged as security for debt and other commitments	€1,108	€1,637
At December 31, 2020 and 2019, the FCA had contractual commitments for the purchase of Property, plant and equipment amounting to €1,009 million and €1,255 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
	2020	2019
	(€ million)
Joint ventures	€1,965	€1,871
Associates	75	94
Other	46	44
Total Investments accounted for using the equity method	€2,086	€2,009
FCA's ownership percentages and the carrying value of investments in joint ventures accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2020	2019	2020	2019
Joint ventures	Ownership percentage		(€ million)
FCA Bank S.p.A.	50.0%	50.0%	€1,738	€1,501
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	181	240
GAC Fiat Chrysler Automobiles Co.	50.0%	50.0%	18	107
Others			28	23
Total			€1,965	€1,871
FCA Bank, a joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”), historically operated in Europe, primarily in Italy, France, Germany, UK and Spain. FCA Bank provided retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the FCA Group's mass-market vehicle brands and for Maserati vehicles. On July 19, 2019, FCA and Crédit Agricole Consumer Finance agreed to extend the term until December 31, 2024, with automatic renewal unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.
The financial statements of FCA Bank as at and for the year ended December 31, 2020 have not been authorized for issuance as of the date of issuance of the FCA Consolidated Financial Statements. As such, the most recent publicly available financial information is included in the tables below.
The most recently available information was used to estimate FCA's share of FCA Bank net income and net equity.

The following tables include summarized financial information relating to FCA Bank:

	At June 30, 2020	At December 31, 2019
	(€ million)
Financial assets	€24,721	€26,583
Of which: Cash and cash equivalents	620	585
Other assets	5,253	5,123
Financial liabilities	25,145	27,029
Other liabilities	1,454	1,506
Equity (100%)	3,375	3,171
Net assets attributable to owners of the parent	3,317	3,116

Carrying amount of interest in FCA Bank
Group's share of net assets	1,659	1,558
Elimination of unrealized profits and other adjustments	79	(57)
Carrying amount of interest in FCA Bank(1)	€1,738	€1,501
______________________________________________________________________________________________________________________________
(1) Amounts as at December 31, 2020 and 2019 respectively.

	Six months ended June 30	Years ended December 31,
	2020	2019	2018
	(€ million)
Interest and similar income	€441	€930	€903
Interest and similar expenses	116	237	(242)
Income tax expense	75	171	(159)
Profit from continuing operations	225	467	388
Net profit	225	467	388

Net profit attributable to owners of the parent (A)	222	460	383
Other comprehensive income/(loss) attributable to owners of the parent (B)	(21)	7	(5)
Total Comprehensive income attributable to owners of the parent (A+B)	€201	€467	€378
Group’s share of net profit(1)	€247	€229	€192
______________________________________________________________________________________________________________________________
(1) Amounts for the years ended December 31, 2020, 2019 and 2018 respectively
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), FCA’s joint venture with Koç Holding, is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2020, the fair value of the FCA Group’s interest in Tofas was €713 million (€764 million at December 31, 2019).
GAC Fiat Chrysler Automobiles Co. (“GAC FCA JV”), FCA’s joint venture with Guangzhou Automobile Group Co., Ltd., historically locally produced Jeep vehicles for the Chinese market.

The FCA Group's proportionate share of the earnings of its joint ventures, associates and interests in unconsolidated subsidiaries accounted for using the equity method is included within Result from investments in the Consolidated Income Statement. The following table summarizes the share of profits of equity method investees included within Result from investments:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Joint Ventures	€185	€200	€221
Associates	(8)	(2)	6
Other	7	10	13
Total Share of the profit of equity method investees	€184	€208	€240
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the FCA Group’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Joint ventures:
(Loss)/profit from continuing operations	€(62)	€(28)	€27
Net (loss)/profit	(62)	(28)	27
Other comprehensive loss	(80)	(19)	(91)
Total Other comprehensive (loss)/income	€(142)	€(47)	€(64)

Associates:
(Loss)/income from continuing operations	€(8)	€(2)	€6
Net (loss)/income	(8)	(2)	6
Other comprehensive loss	(9)	—	(3)
Total Other comprehensive (loss)/income	€(17)	€(2)	€3

13.	Other Financial assets
Other financial assets consisted of the following:

		At December 31,
		2020			2019
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	16	€501	€128	€629	€93	€5	€98
Debt securities measured at fair value through other comprehensive income	23	64	—	64	—	—	—
Debt securities measured at fair value through profit or loss	23	226	—	226	233	—	233
Debt securities measured at amortized cost		8	—	8	297	2	299
Equity instruments measured at fair value through other comprehensive income	23	—	31	31	—	37	37
Equity instruments mandatorily designated at fair value through profit and loss	23	52	12	64	47	12	59
Financial receivables		—	128	128	—	242	242
Collateral deposits(1)	23	—	32	32	—	42	42
Total Other financial assets		€851	€331	€1,182	€670	€340	€1,010
______________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations.

14.	Inventories

	At December 31,
	2020	2019
	(€ million)
Finished goods and goods for resale	€3,962	€5,600
Work-in-progress, raw materials and manufacturing supplies	3,912	3,928
Amount due from customers for contract work	220	194
Total Inventories	€8,094	€9,722
The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended December 31, 2020, 2019 and 2018 was €639 million, €647 million and €669 million, respectively.

The Construction contracts, net asset/(liability) related to the design and production of industrial automation systems and related products and is summarized as follows:

	At December 31,
	2020	2019
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€543	€826
Less: Progress billings	358	715
Construction contracts, net asset/(liability)	185	111
Construction contract assets	220	194
Less: Construction contract liabilities (Note 22)	35	83
Construction contracts, net asset/(liability)	€185	€111
Changes in the FCA Group's construction contracts, net asset/(liability) for the year ended December 31, 2020, were as follows:

	At January 1, 2020	Advances received from customers	Amounts recognized within revenue	At December 31, 2020
	(€ million)
Construction contracts, net asset/(liability)	€111	€(473)	€547	€185
At December 31, 2020, the entire amount of Construction contracts, net asset/(liability) was expected to be recognized as revenue in the following 12 months.

15.	Trade, other receivables and Tax receivables
The following table summarizes Trade, other receivables and Tax receivables by due date:

	At December 31,
	2020					2019
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total
	(€ million)
Trade receivables	€1,581	€—	€—	€—	€1,581	€2,064	€—	€—	€—	€2,064
Receivables from financing activities	2,159	249	8	257	2,416	2,855	294	6	300	3,155
Other receivables	1,805	1,378	86	1,464	3,269	1,709	695	1,381	2,076	3,785
Total Trade and other receivables	€5,545	€1,627	€94	€1,721	€7,266	€6,628	€989	€1,387	€2,376	€9,004

Tax receivables	€89	€78	€17	€95	€184	€372	€51	€43	€94	€466

Trade receivables
Trade receivables are shown net of an ECL allowance, calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

	At January 1, 2020	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2020
	(€ million)
ECL allowance - Trade receivables	€237	€31	€(43)	€—	€225
Trade receivables of an immaterial amount were written off during the year ended December 31, 2020, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2020			2019
	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€1,551	€243	€1,794	€1,989	€293	€2,282
ECL allowance	(42)	(183)	(225)	(53)	(184)	(237)
Carrying amount	€1,509	€60	€1,569	€1,936	€109	€2,045
In addition to the amounts above, a further €12 million at December 31, 2020 (€19 million at December 31, 2019) of trade receivables were measured at FVPL. Refer to Note 23, Fair value measurement.
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the FCA Group and are summarized as follows:

	At December 31,
	2020	2019
	(€ million)
Dealer financing	€1,538	€2,317
Retail financing	512	613
Finance leases	6	3
Other	360	222
Total Receivables from financing activities	€2,416	€3,155
Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2020	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2020
	(€ million)
ECL allowance - Receivables from financing activities	€23	€40	€(46)	€—	€17

Receivables from financing activities of an immaterial amount were written off during the year ended December 31, 2020, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€1,878	€53	€29	€1,960	€2,369	€194	€35	€2,598
ECL allowance	(8)	(1)	(8)	(17)	(10)	(2)	(11)	(23)
Carrying amount	€1,870	€52	€21	€1,943	€2,359	€192	€24	€2,575
In addition to the amounts above, a further €473 million at December 31, 2020 (€580 million at December 31, 2019) of receivables from financing activities were measured at FVPL. Refer to Note 23, Fair value measurement.
Other receivables
At December 31, 2020, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €2,296 million (€2,866 million at December 31, 2019).
As disclosed in Note 22, Other liabilities and Tax liabilities, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. During 2019, total credits and the related receivable of €164 million were recognized, which were excluded from Adjusted EBIT (refer to Note 28, Segment reporting). On December 17, 2019, the Brazilian courts indicated that it would render a decision on the Brazilian government’s appeal regarding the 2017 Supreme Court’s decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue on April 1, 2020, which has been subsequently postponed.
Transfer of financial assets
At December 31, 2020, the FCA Group had receivables due after that date amounting to €6,233 million (€7,301 million at December 31, 2019) which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments. The transfers related to trade receivables and other receivables for €5,399 million (€5,777 million at December 31, 2019) and receivables from financing activities for €834 million (€1,524 million at December 31, 2019). These amounts included receivables of €3,812 million (€4,686 million at December 31, 2019), mainly due from the sales network, transferred to FCA Bank, FCA’s jointly controlled financial services company.
At December 31, 2020 and 2019, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2020			2019
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€6	€35	€41	€11	€140	€151
Carrying amount of the related liabilities (Note 21)	€6	€35	€41	€11	€140	€151

16.	Derivative financial assets and liabilities
The following table summarizes the fair value of the FCA Group's derivative financial assets and liabilities:

	At December 31,
	2020		2019
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€—	€—	€—	€—
Total Fair value hedges	—	—	—	—
Cash flow hedges:
Currency risks - forward contracts, currency swaps and currency options	149	(139)	34	(81)
Interest rate risk - interest rate swaps	—	(228)	—	(180)
Interest rate and currency risk - combined interest rate and currency swaps	138	(26)	—	—
Commodity price risk – commodity swaps and commodity options	97	(9)	21	(6)
Total Cash flow hedges	384	(402)	55	(267)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	—	—	—	—
Total Net investment hedges	—	—	—	—
Derivatives for trading	245	(231)	43	(51)
Total Fair value of derivative financial assets/(liabilities)	€629	€(633)	€98	€(318)
Financial derivative assets/(liabilities) - current	€501	€(353)	€93	€(194)
Financial derivative assets/(liabilities) - non-current	€128	€(280)	€5	€(124)
The following table summarizes the outstanding notional amounts of the FCA Group's derivative financial instruments by due date:

	At December 31,
	2020				2019
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€15,151	€317	€—	€15,468	€11,259	€30	€—	€11,289
Interest rate risk management	701	889	1,956	3,546	1,105	1,700	—	2,805
Interest rate and currency risk management	6	16	978	1,000	9	22	—	31
Commodity price risk management	1,133	86	—	1,219	523	27	—	550
Other derivative financial instruments	14	—	—	14	—	14	—	14
Total Notional amount	€17,005	€1,308	€2,934	€21,247	€12,896	€1,793	€—	€14,689

Fair value hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) were recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	€—	€—	€—
Fair value changes in hedged items	—	—	—
Interest rate risk
Net (losses) on qualifying hedges	—	—	(2)
Fair value changes in hedged items	—	—	2
Net gains/(losses)	€—	€—	€—
At December 31, 2020, there were no outstanding fair value hedges.
Cash flow hedges
Amounts recognized in the Consolidated Income Statement mainly related to currency risk management and, to a lesser extent, hedges regarding commodity price risk management and cash flows that were exposed to interest rate risk.
The FCA Group's policy for managing currency risk normally required hedging of projected future flows from trading activities which will occur within the following twelve months and from orders acquired (or contracts in progress), regardless of their due dates. The hedging effect arising from this was recorded in the Cash flow hedge reserve within Other comprehensive (loss)/income and would be subsequently recognized in the Consolidated Income Statement, primarily during the following year.
Derivatives relating to interest rate and currency risk management were treated as cash flow hedges and were entered into for the purpose of hedging notes issued in foreign currencies. The amount recorded in Other comprehensive income and within the Cash flow hedge reserve was recognized in the Consolidated Income Statement according to the timing of the cash flows of the underlying notes.
In 2017, the FCA Group entered in interest rate swaps in order to hedge against the increase in interest rates in relation to future debt issuances. In 2019 and in 2018, the maturity dates for a portion of these interest rate swaps were extended. In 2020, the FCA Group issued bonds denominated in Euro, with part of the funding swapped to U.S. dollar with combined interest rate and currency swaps. Both interest rate swaps and combined interest rate and currency swaps were designated as a cash flow hedge. For the year ended December 31, 2020 losses of €178 million (for the year ended December 31, 2019 losses of €167 million and for the year ended December 31, 2018 gains of €31 million) relating to such derivatives were recognized in the Cash flow hedge reserve within Other comprehensive (loss)/income. For the year ended December 31, 2020 net losses of €20 million related to ineffectiveness were recognized in the Consolidated Income Statement (net losses of €17 million for the year ended December 31, 2019, net gains of €5 million for the year ended December 31, 2018).

The FCA Group reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Currency risk
Increase/(decrease) in Net revenues	€28	€(27)	€100
Decrease/(increase) in Cost of revenues	135	(29)	(17)
Net financial income/(expenses)	98	4	2
Result from investments	21	1	24
Interest rate risk
Result from investments	2	(2)	1
Net financial expenses	(11)	—	—
Commodity price risk
(Increase)/decrease in Cost of revenues	(86)	7	29
Ineffectiveness and discontinued hedges	(21)	(33)	(5)
Tax expense/(benefit)	1	(3)	(36)
Items relating to discontinued operations, net of tax	—	2	9
Total recognized in the Consolidated Income Statement	€167	€(80)	€107
Net investment hedges
In order to manage the FCA Group's foreign currency risk related to its investments in foreign operations, it historically entered into net investment hedges, in particular foreign currency swaps and forward contracts.
For the year ended December 31, 2020, there were no net investment hedges.
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
There was no ineffectiveness for the years ended December 31, 2019 and 2018.
Derivatives for trading
At December 31, 2020, 2019 and 2018, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which did not qualify for hedge accounting and one embedded derivative in a bond issuance in which the yield was determined as a function of trends in the inflation rate and related hedging derivative, which converted the exposure to a floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).
Information on the FCA Group's risk management strategy and additional information on the its hedging activities is provided in Note 30, Qualitative and quantitative information on financial risks.

17.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
	2020	2019
	(€ million)
Cash at banks	€8,749	€5,166
Money market securities	7,802	2,293
Other cash equivalents	7,295	7,555
Total Cash and cash equivalents	€23,846	€15,014
Cash and cash equivalents held in certain foreign countries (primarily in China and Argentina) were subject to local exchange control regulations providing for restrictions on the amount of cash, other than dividends, that can leave the country.

18.	Share-based compensation
2020-2022 Long Term Incentive Plan
In December 2019, FCA’s Board of Directors approved the 2020-2022 Long-Term Incentive Plan (“2020-2022 LTIP”), under the framework equity incentive plan. Refer to Note 26, Equity for further information on the framework equity incentive plan. During May 2020, FCA awarded a total of 7.0 million Performance Share Units (“PSU”) and 4.5 million Restricted Share Units (“RSU”) to eligible employees under the 2020-2022 LTIP.
The PSU awards, which represented the right to receive FCA common shares, had an Adjusted EBIT target as well as a total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the awards were expected to vest based on achievement of the FCA targets for Adjusted EBIT (“2020 PSU Adjusted EBIT awards”), covering a three year period from January 1, 2020 to December 31, 2022, with a payout ranging from 0 percent to 100 percent. The remaining half of the PSU awards (“2020 PSU TSR awards”) were expected to vest based on market conditions over a three year performance period from January 1, 2020 through December 31, 2022, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that were expected to eventually be issued could vary from the original award of 7.0 million units. If the performance goals for the respective periods are met, the PSU awards were expected to vest in one tranche in the second quarter of 2023.
The RSU awards (“2020 RSU awards”), which represented the right to receive FCA common shares, were expected to vest in the second quarter of year 2023.
Additional Grants
In addition to the grants above, during June and July 2020 FCA also awarded 0.1 million PSU awards to certain key employees of FCA. The PSU awards, which represented the right to receive FCA common shares, had the same financial performance goals as the 2020 PSU Adjusted EBIT awards and 2020 PSU TSR awards, as described above. These awards were expected to vest in one tranche in the second quarter of 2023 if the respective performance goals for the period January 1, 2020 to December 31, 2022 are achieved.
During June and July 2020, FCA also awarded an additional 0.1 million RSU awards to certain key employees of the Company. These additional awards were expected to vest in one tranche in the second quarter of 2023.
2019-2021 Long Term Incentive Plan
In December 2018, FCA’s Board of Directors approved the 2019-2021 Long-Term Incentive Plan (“2019-2021 LTIP”), under the framework equity incentive plan. During May 2019, FCA awarded a total of 9.5 million PSU and 5.9 million RSU to eligible employees under the 2019-2021 LTIP.

The PSU awards, which represented the right to receive FCA common shares, had an Adjusted EBIT target as well as a TSR target, with each weighted at 50 percent and settled independently of the other. Half of the awards were expected to vest based on achievement of the targets for Adjusted EBIT (“2019 PSU Adjusted EBIT awards”), covering a three year period from January 1, 2019 to December 31, 2021, with a payout ranging from 0 percent to 100 percent. The remaining half of the PSU awards (“2019 PSU TSR awards”) were expected to vest based on market conditions over a three year performance period from January 1, 2019 through December 31, 2021, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that were expected to eventually be issued could vary from the original award of 9.5 million units. One third of the PSU awards vested in the second quarter of 2020, with achievement of performance goals for the period January 1, 2019 to December 31, 2019, and if the performance goals for the respective periods are met, a cumulative two-thirds in the second quarter of 2021 and a cumulative 100 percent in the second quarter of 2022.
The RSU awards (“2019 RSU awards”), which represented the right to receive FCA common shares. One third of the awards vested in the second quarter of 2020, with the remaining awards were expected to vest in two equal tranches in the second quarter of each year 2021 and 2022.
Additional Grants
In addition to the grants above, during May and July 2019 FCA also awarded 0.9 million PSU awards to certain key employees of the Company. The PSU awards, which represented the right to receive FCA common shares, had the same financial performance goals as the 2019 PSU Adjusted EBIT awards and 2019 PSU TSR awards, as described above. These awards were expected vest in one tranche in the second quarter of 2022 if the respective performance goals for the period January 1, 2019 to December 31, 2021 are achieved.
During May and July 2019, FCA also awarded an additional 0.4 million RSU awards to certain key employees of the Company. These additional awards were expected to vest in one tranche in the second quarter of 2022.
2017-2021 Long Term Incentive Plan
During the year ended December 31, 2018, FCA awarded a total of 2.40 million PSU awards and 0.58 million RSU awards to certain key employees under the 2017-2021 Long-Term Incentive Plan, and under the framework equity incentive plan.
The PSU awards, which represented the right to receive FCA common shares, included a TSR target (“2018 PSU TSR awards”). These awards were expected to vest based upon market conditions covering a five year performance period from January 1, 2017 through December 31, 2021. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.40 million units. The original vesting schedule allowed for one third of the total PSU TSR awards to vest in the first quarter of 2020, a cumulative two-thirds in the first quarter of 2021 and a cumulative 100 percent in the first quarter of 2022 if the respective performance goals for the years 2017 to 2019, 2017 to 2020 and 2017 to 2021 were achieved.
Part of the 2019 PSU TSR awards granted in May 2019 (“Replacement awards”) were considered to be a replacement of certain of the 2018 PSU TSR awards. Under the modified terms of the 2018 PSU TSR awards, 60 percent of the 2018 PSU TSR awards were replaced with the Replacement awards and the remaining 40 percent of 2018 PSU TSR awards have vested at target during the second quarter of 2020.
The RSU awards, which represented the right to receive FCA common shares, one third of the award has vested in 2019, one third of the award has vested in 2020, with the remaining one third vesting in 2021.
2016-2018 Long Term Incentive Plan
During the year ended December 31, 2017, FCA awarded a total of 2.26 million PSU awards and 2.29 million RSU awards to certain key employees under the 2016-2018 Long-Term Incentive Plan, and under the framework equity incentive plan.

The PSU awards, which represented the right to receive FCA common shares, had financial performance goals that included a net income target as well as total shareholder return target, with each weighted at 50 percent and settled independently of the other. Half of the award vested based on achievement of the targets for net income (“2017 PSU NI awards”) covering a three year period from 2016 to 2018 and had a payout scale ranging from 0 percent to 100 percent. The remaining half of the PSU awards (“2017 PSU TSR awards”) were based on market conditions and had a payout scale ranging from 0 percent to 150 percent. The PSU TSR awards performance period covered a two year period starting in December 2016 through 2018. Accordingly, the total number of shares that were issued did vary from the original award of 2.26 million units. The PSU awards have vested in 2019 with the achievement of the performance goals for the years 2016 to 2018.
The RSU awards, which represented the right to receive FCA common shares, have vested in two equal tranches in 2018 and 2019.
2014-2018 Long Term Incentive Plan
During the year ended December 31, 2015, FCA awarded a total of 14.71 million PSU awards and 5.20 million RSU awards to certain key employees under the 2014-2018 Long Term Incentive Plan (“2014-2018 LTIP”), and under the framework equity incentive plan.
The PSU awards, which represented the right to receive FCA common shares, had financial performance goals covering a five year period from 2014 to 2018. The performance goals included a net income target as well as a TSR target, with each weighted at 50 percent and settled independently of the other. Half of the awards vested based on achievement of the targets for net income and had a payout scale ranging from 0 percent to 100 percent (“2015 PSU NI awards”). The remaining half of the awards are based on market conditions and had a payout scale ranging from 0 percent to 150 percent (“2015 PSU TSR awards”). Accordingly, the total number of shares that were issued did vary from the original award of 14.71 million shares. One third of the total PSU awards vested in 2017, a cumulative two-thirds of the total PSU awards vested in the first quarter of 2018 with the achievement of the performance goal for the years 2014 to 2017 and a cumulative 100 percent vested in 2019 with the achievement of the performance goals for the years 2014 to 2018.
The RSUs, which represented the right to receive FCA common shares, vested in three equal tranches. One third of the awards vested in the first quarter of 2017, and a cumulative two-thirds of the awards vested in the first quarter 2018 with the remaining tranche vested in the first quarter of 2019.
Additional Grants
In addition to the above, during the year ended December 31, 2016, FCA awarded 0.09 million RSU awards to certain key employees of the Company under the 2014-2018 LTIP, which represented the right to receive FCA common shares. Half of the awards vested in the first quarter of 2018 and the remaining half of these awards vested in the first quarter of 2019.
In addition to the above, during the year ended December 31, 2018, FCA awarded an additional 0.1 million PSU awards and 0.05 million RSU awards to certain key employees, under the 2014-2018 LTIP. The PSU awards, which represented the right to receive FCA common shares, had the same financial performance goals as the 2015 PSU NI awards and the 2015 PSU TSR awards, as described above. A cumulative 100 percent has vested in the first quarter of 2019 with the achievement of the performance goals for the years 2014 to 2018. The RSU awards, which represented the right to receive FCA common shares, have vested in the first quarter of 2019.
Other Restricted Share Unit Grants
During the year ended December 31, 2020, FCA awarded 1.0 million RSU awards to certain key employees of the Company, which represented the right to receive FCA common shares. A portion of these awards vested in 2020, with the remaining portion expected to vest in 2021 and 2022 in accordance with the award agreements.
During the year ended December 31, 2019, FCA awarded 0.8 million RSU awards to certain key employees of the Company, which represented the right to receive FCA common shares. A portion of these awards vested in 2019 and 2020 with the remaining portion expected to vested in 2021 and 2022 in accordance with the award agreements.

PSU NI Awards
Changes during 2020, 2019 and 2018 for the PSU NI awards under the framework equity incentive plan were as follows:

	2020		2019		2018
	PSU NI	Weighted average fair value at the grant date (€)	PSU NI	Weighted average fair value at the grant date (€)	PSU NI	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	262,384	€4.91	4,568,830	€6.14	8,803,826	€5.89
Anti-dilution adjustment	—	—	25,516	4.91	32,855	5.87
Granted	—	—	—	—	71,136	9.73
Vested	(236,868)	4.90	(4,295,593)	6.24	(3,857,502)	5.58
Canceled	—	—	—	—	—	—
Forfeited	(25,516)	4.90	(36,369)	6.62	(481,485)	6.27
Outstanding shares unvested at December 31	—	€—	262,384	€4.91	4,568,830	€6.14
The vesting of the 2017 PSU NI awards and the 2015 PSU NI awards has been determined by comparing the FCA Group's net profit excluding unusual items to the net income targets derived from the FCA Group's business plan for the corresponding period. The performance period commenced on January 1, 2016 for the 2017 PSU NI awards and January 1, 2014 for the 2015 PSU NI awards. As the performance period commenced substantially prior to the commencement of the service period, which coincided with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model.
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

PSU Adjusted EBIT Awards
Changes during 2020 and 2019 for the PSU Adjusted EBIT awards under the framework equity incentive plan were as follows:

	2020		2019
	PSU Adjusted EBIT	Weighted average fair value at the grant date (€)	PSU Adjusted EBIT	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	5,560,639	€10.19	€—	€—
Anti-dilution adjustment	—	—	524,308	10.18
Granted	3,629,656	6.40	5,182,071	11.26
Vested	(1,189,222)	10.18	—	—
Canceled	—	—	—	—
Forfeited	(827,001)	9.86	(145,740)	11.28
Outstanding shares unvested at December 31	7,174,072	€8.32	5,560,639	€10.19
The fair values of the PSU Adjusted EBIT awards that were granted during the years ended December 31, 2020 and 2019 were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.
PSU TSR Awards
Changes during 2020, 2019 and 2018 for the PSU TSR awards under the framework equity incentive plan were as follows:

	2020		2019		2018
	PSU TSR	Weighted average fair value at the grant date (€)	PSU TSR	Weighted average fair value at the grant date (€)	PSU TSR	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	6,797,491	€10.61	6,926,413	€11.42	8,803,827	€10.58
Anti-dilution adjustment	—	—	644,588	10.60	32,855	10.54
Granted	3,629,656	3.92	5,189,237	11.58	2,473,637	13.15
Vested	(2,421,734)	10.83	(4,295,594)	10.67	(3,857,502)	10.51
Canceled	—	—	(1,385,046)	12.99	—	—
Forfeited	(831,326)	9.91	(282,107)	11.94	(526,404)	11.50
Outstanding shares unvested at December 31	7,174,087	€7.23	6,797,491	€10.61	6,926,413	€11.42
The weighted average fair value of the PSU TSR awards granted during the years ended December 31, 2018, 2017 and 2015 were calculated using a Monte Carlo simulation model. The weighted average fair value of the PSU TSR awards granted during the years ended December 31, 2020 and 2019 were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting.
In accordance with IFRS 2 - Share-based Payment, the 2018 PSU TSR awards were modified and remeasured at the grant date of the Replacement awards, using a Monte Carlo Simulation. Only the incremental amount, which is the difference between the fair value of the 2018 PSU TSR and the fair value of the Replacement awards, will be recognized as an expense over the term of the Replacement awards.

The key assumptions utilized to calculate the grant date fair values for the PSU TSR awards issued are summarized below:

Key assumptions	2020 PSU TSR Awards Range	2019 PSU TSR Awards Range	2018 PSU TSR Awards Range	2017 PSU TSR Awards Range	2015 PSU TSR Awards Range
Grant date stock price	€7.38	€13.10	€18.79	€9.74 - €10.39	€13.44 - €15.21
Expected volatility	40%	39%	41%	44%	37% - 39%
Dividend yield	5%	5%	—%	—%	—%
Risk-free rate	(0.7)%	(0.7)%	(0.3)%	(0.8)%	0.7% - 0.8%
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
Restricted Share Units
Changes during 2020, 2019 and 2018 for the RSU awards under the framework equity incentive plan were as follows:

	2020		2019		2018
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	8,153,039	€10.51	4,290,986	€10.47	7,600,313	€9.17
Anti-dilution adjustment	—	—	761,529	10.49	28,299	9.12
Granted	5,654,588	6.59	7,160,764	11.35	627,081	18.54
Vested	(3,228,967)	10.24	(3,347,345)	9.93	(3,690,050)	9.09
Canceled	—	—	—	—	—	—
Forfeited	(715,489)	9.12	(712,895)	10.05	(274,657)	10.28
Outstanding shares unvested at December 31	9,863,171	€8.46	8,153,039	€10.51	4,290,986	€10.47
The weighted average fair value of the RSU awards that were granted in December 31, 2018, 2017, 2016 and 2015, were measured using the FCA stock price on the grant date. The weighted average fair value of the RSU awards that were granted during the years ended December 31, 2020 and 2019 were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Modification to PSU awards and RSU awards to certain key employees
During the year ended December 31, 2020, in connection with the planned merger with Groupe PSA, FCA’s board of directors approved a modification to the PSU and RSU awards that were granted to certain key employees, under the framework equity incentive plan. All outstanding PSU and RSU awards granted to these employees and outstanding at the merger date have been replaced with cash-settled awards, which vest upon the merger and are payable on specified dates after the closing of the merger. In accordance with the requirements of IFRS 2 - Share-based payment, a liability of €51 million was accrued within Employee benefits liabilities, representing the fair value of these cash-settled awards as measured at December 31, 2020.

Anti-dilution adjustments - PSU awards and RSU awards
The documents governing FCA's long-term incentive plans contained anti-dilution provisions which provided for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the recipients of the awards should an event occur that impacted FCA’s capital structure.
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
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €98 million, €92 million and €54 million was recorded for the years ended December 31, 2020, 2019 and 2018, respectively. At December 31, 2020, the FCA Group had unrecognized compensation expense related to the non-vested PSU awards and RSU awards of approximately €58 million based on current forfeiture assumptions, which will be recognized over a weighted-average period of 1.66 years.

19.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€35	€4,838	€4,873	€38	€5,024	€5,062
Health care and life insurance plans	119	2,114	2,233	132	2,157	2,289
Other post-employment benefits	61	702	763	63	730	793
Other provisions for employees	377	674	1,051	311	596	907
Total Employee benefits liabilities	€592	€8,328	€8,920	€544	€8,507	€9,051
FCA’s continuing operations recognized a total expense of €1,308 million for defined contribution and state plans for the year ended December 31, 2020 (€1,508 million in 2019 and €1,518 million in 2018).
The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
	2020	2019
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€24,361	€25,024
Health care and life insurance plans	2,233	2,289
Other post-employment benefits	763	793
Total present value of defined benefit obligations (a)	27,357	28,106

Fair value of plan assets (b)	20,258	20,729
Asset ceiling (c)	17	18
Total net defined benefit plans (a - b + c)	7,116	7,395
of which:
Net defined benefit liability (d)	7,869	8,144
Defined benefit plan asset	(753)	(749)

Other provisions for employees (e)	1,051	907
Total Employee benefits liabilities (d + e)	€8,920	€9,051

Pension benefits
Liabilities arising from FCA’s defined benefit plans were historically funded by contributions made by FCA Group subsidiaries, and at times by their employees, into legally separate trusts from which the employee benefits are paid. FCA Group’s funding policy for defined benefit pension plans was to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions were made in excess of those legally required to achieve certain desired funding levels. In the U.S., these excess amounts were tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2020, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €1.5 billion, with the usage of the credit balances to satisfy minimum funding requirements subject to the plans maintaining certain funding levels. During the year ended December 31, 2020, 2019 and 2018, the FCA Group made pension contributions in the U.S. and Canada totaling €113 million, €48 million and €724 million, respectively, including an accelerated discretionary contribution in September 2018 of €670 million ($800 million) to certain of FCA’s U.S. pension plans, which resulted in tax benefits (refer to Note 7, Tax expense for further information). Contributions to the pension plans of the former FCA Group for 2021 are expected to be €1,087 million, of which €1,060 million relate to the U.S. and Canada, with €606 million being discretionary contributions and €454 million which will be made to satisfy minimum funding requirements.
The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2021	€1,383
2022	€1,364
2023	€1,351
2024	€1,353
2025	€1,345
2026-2030	€6,665

The following table summarizes changes in the pension plans:

	2020				2019
	Obligation	Fair value of plan assets	Asset ceiling	Liability/ (Asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability/ (Asset)
	(€ million)
At January 1	€25,024	€(20,729)	€18	€4,313	€22,767	€(18,819)	€13	€3,961
Included in the Consolidated Income Statement	954	(566)	—	388	1,111	(713)	—	398
Included in Other comprehensive income:
Actuarial (gains)/losses from:
Demographic and other assumptions	(10)	—	—	(10)	(359)	—	—	(359)
Financial assumptions	1,868	—	—	1,868	2,773	—	—	2,773
Return on assets	—	(1,923)	—	(1,923)	—	(2,454)	—	(2,454)
Changes in the effect of limiting net assets	—	—	—	—	—	—	3	3
Changes in exchange rates	(1,992)	1,603	(1)	(390)	618	(564)	2	56
Other:
Employer contributions	—	(113)	—	(113)	—	(48)	—	(48)
Plan participant contributions	2	(2)	—	—	2	(2)	—	—
Benefits paid	(1,485)	1,472	—	(13)	(1,520)	1,506	—	(14)
Settlements paid	—	—	—	—	(394)	394	—	—
Transfer to Liabilities held for sale	—	—	—	—	—	—	—	—
Other changes	—	—	—	—	26	(29)	—	(3)
At December 31	€24,361	€(20,258)	€17	€4,120	€25,024	€(20,729)	€18	€4,313
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Current service cost	€175	€156	€172
Interest expense	771	969	925
Interest income	(646)	(795)	(759)
Other administration costs	80	82	79
Past service costs/(credits) and (gains)/losses arising from settlements/curtailments	8	(14)	92
Items relating to discontinued operations	—	—	—
Total recognized in the Consolidated Income Statement	€388	€398	€509
During the year ended December 31, 2020, there were no settlements or curtailments.
During the year ended December 31, 2019, the FCA Group entered into a buyout relating to its Canadian salaried defined benefit plan. A total of €325 million was paid to a third-party insurance company in settlement of FCA's obligations, resulting in a settlement loss of €6 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2019.
During the year ended December 31, 2019, the FCA Group also amended its U.S. defined benefit plan for salaried employees to allow certain terminated vested participants to accept a lump-sum amount. A total of €69 million was paid in December 2019 to those participants that accepted the offer. The plan amendment resulted in a settlement gain of €20 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2019.

During the year ended December 31, 2018, the FCA Group settled a portion of the supplemental retirement plan in North America, resulting in a refund of excess assets of €22 million. The corresponding settlement charge of €78 million was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2018.
During the year ended December 31, 2018, the FCA Group also entered into an annuity buyout relating to two of its U.S. defined benefit plans. A total of €841 million was paid to a third-party insurance company in settlement of FCA's obligations, resulting in a settlement loss of €12 million that was recognized within Selling, general and other in the Consolidated Income Statement for the year ended December 31, 2018.
The fair value of plan assets by class was as follows:

	At December 31,
	2020		2019
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€846	€799	€699	€681
U.S. equity securities	1,220	1,219	1,407	1,405
Non-U.S. equity securities	670	670	781	781
Commingled funds	1,480	506	1,596	422
Equity instruments	3,370	2,395	3,784	2,608
Government securities	2,823	833	3,179	1,191
Corporate bonds (including convertible and high yield bonds)	5,797	—	5,553	—
Other fixed income	1,487	185	1,536	174
Fixed income securities	10,107	1,018	10,268	1,365
Private equity funds	2,332	—	2,297	—
Commingled funds	70	66	65	62
Real estate funds	1,173	3	1,349	3
Hedge funds	2,199	62	2,072	38
Investment funds	5,774	131	5,783	103
Insurance contracts and other	161	66	195	66
Total fair value of plan assets	€20,258	€4,409	€20,729	€4,823
Non-U.S. equity securities were invested broadly in developed international and emerging markets. Fixed income securities were debt instruments primarily comprised of long-term U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalizations. Private equity funds included those in limited partnerships that invest primarily in the equity of companies that are not publicly traded on a stock exchange. Private debt funds included those in limited partnerships that invest primarily in the debt of companies and real estate developers. Commingled funds include common collective trust funds, mutual funds and other investment entities. Real estate fund investments included those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments included those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
The investment strategies and objectives for pension assets primarily in the U.S. and Canada reflected a balance of liability-hedging and return-seeking investment considerations. The investment objectives were to minimize the volatility of the value of pension assets relative to pension liabilities and to ensure that assets were sufficient to pay plan obligations. The objective of minimizing the volatility of assets relative to liabilities was addressed primarily through asset diversification, partial asset-liability matching and hedging. Assets were broadly diversified across many asset classes to achieve risk-adjusted returns that, in total, lower asset volatility relative to the liabilities. Additionally, in order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets were allocated to fixed income securities. The FCA Group policy for these plans ensured actual allocations were in line with target allocations as appropriate.

Assets were actively monitored and managed primarily by external investment managers. Investment managers were not permitted to invest outside of the asset class or strategy for which they had been appointed. The FCA Group used investment guidelines to ensure investment managers invested solely within the mandated investment strategy. Certain investment managers used derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments could also be used in place of physical securities when it was more cost-effective and/or efficient to do so. Plan assets did not include FCA shares or properties occupied by Group companies, with the possible exception of commingled investment vehicles where FCA did not control the investment guidelines.
Sources of potential risk in pension plan assets related to market risk, interest rate risk and operating risk. Market risk was mitigated by diversification strategies and as a result, there were no significant concentrations of risk in terms of sector, industry, geography, market capitalization, manager or counterparty. Interest rate risk was mitigated by partial asset-liability matching. The fixed income target asset allocation partially matched the bond-like and long-dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the fair value of the investments in fixed income securities and the present value of the obligations. Operating risks were mitigated through ongoing oversight of external investment managers’ style adherence, team strength, firm health and internal controls.
The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2020			2019
	U.S.	Canada	UK	U.S.	Canada	UK
Discount rate	2.6%	2.5%	1.6%	3.3%	3.1%	2.0%
Future salary increase rate	—%	3.5%	2.7%	—%	3.5%	2.7%
The average duration of U.S. and Canadian liabilities was approximately 12 years and 14 years, respectively. The average duration of UK pension liabilities was approximately 17 years.
Health care and life insurance plans
Liabilities arising from these unfunded plans comprised obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2021	€119
2022	€118
2023	€117
2024	€117
2025	€117
2026-2030	€572

Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

	2020	2019
	(€ million)
Present value of obligations at January 1	€2,289	€2,216
Included in the Consolidated Income Statement	94	115
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(24)	(215)
- Financial assumptions	179	251
Effect of movements in exchange rates	(186)	57
Other:
Benefits paid	(119)	(135)
Transfer to Liabilities held for sale	—	—
December 31	€2,233	€2,289
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Current service cost	€21	€20	€22
Interest expense	73	96	88
Past service costs/(credits) and losses/(gains) arising from settlements	—	(1)	—
Total recognized in the Consolidated Income Statement	€94	€115	€110
Health care and life insurance plans were accounted for on an actuarial basis, which required the selection of various assumptions. In particular, it required the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2020		2019
	U.S.	Canada	U.S.	Canada
Discount rate	2.7%	2.7%	3.4%	3.1%
Salary growth	1.5%	1.3%	1.5%	1.0%
Weighted average ultimate healthcare cost trend rate	4.0%	4.0%	4.4%	4.0%
The average duration of the U.S. and Canadian liabilities was approximately 13 years and 17 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for the next year and used in the 2020 plan valuation was 5.5 percent (5.3 percent in 2019). The annual rate was assumed to decrease gradually to 4.0 percent through 2042 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2020 plan valuation was 4.4 percent (4.4 percent in 2019). The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.

Other post-employment benefits
Other post-employment benefits comprised other employee benefits granted to Group employees in Europe and includes the Italian employee severance indemnity (trattamento di fine rapporto, or “TFR”) obligation required under Italian Law, amounting to €543 million at December 31, 2020 and €584 million at December 31, 2019.
The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during their working life.
The legislation governing this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in 2007. Under these amendments, companies with at least 50 employees were obliged to transfer the TFR obligation to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form of defined contribution plans under IAS 19 - Employee Benefits, whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consisted of the residual TFR obligation through December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007, the scheme has been classified as a defined contribution plan and the FCA Group recognized the associated cost over the period in which the employee rendered service.
Changes in defined benefit obligations for other post-employment benefits were as follows:

	2020	2019
	(€ million)
Present value of obligations at January 1	€793	€819
Included in the Consolidated Income Statement	14	20
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(18)	11
- Financial assumptions	13	41
Effect of movements in exchange rates	(7)	3
Other:
Benefits paid	(32)	(90)
Transfer to Liabilities held for sale	—	(20)
Other changes	—	9
Present value of obligations at December 31	€763	€793

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Current service cost	€7	€6	€9
Interest expense	7	12	14
Past service costs/(credits) and losses/(gains) arising from settlements	—	1	—
Items relating to discontinued operations	—	1	—
Total recognized in the Consolidated Income Statement	€14	€20	€23
The discount rates used for the measurement of the Italian TFR obligation were based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of maturities matched the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflected the estimated timing and amount of the scheme future benefit payments for 2020 was 0.5 percent (0.6 percent in 2019). The average duration of the Italian TFR was approximately 7 years. Retirement or employee leaving rates were developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

20.	Provisions
Provisions consisted of the following:

	At December 31,
	2020			2019(1)
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,045	€3,671	€5,716	€2,406	€3,900	€6,306
Sales incentives	4,078	—	4,078	5,479	—	5,479
Legal proceedings and disputes	397	183	580	303	222	525
Commercial risks	410	301	711	441	120	561
Restructuring	64	24	88	72	34	106
Other risks	261	787	1,048	277	751	1,028
Total Provisions	€7,255	€4,966	€12,221	€8,978	€5,027	€14,005

Changes in Provisions were as follows:

	At January 1, 2020	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Other changes	At December 31, 2020
	(€ million)
Product warranty and recall campaigns	€6,306	€2,777	€(2,897)	€—	€(488)	€—	€18	€5,716
Sales incentives	5,479	10,524	(11,636)	(11)	(324)	—	46	4,078
Legal proceedings and disputes	525	286	(165)	(11)	(56)	—	1	580
Commercial risks	561	338	(125)	(4)	(55)	—	(4)	711
Restructuring costs	106	66	(64)	(12)	(6)	—	(2)	88
Other risks	1,028	317	(198)	(29)	(38)	—	(32)	1,048
Total Provisions	€14,005	€14,308	€(15,085)	€(67)	€(967)	€—	€27	€12,221
Product warranty and recall campaigns
At December 31, 2020, the Product warranty and recall campaigns provision decreased primarily due to lower volumes in North America, reflecting COVID-19 related disruptions, partially offset by higher recall campaign costs.
At December 31, 2019, the Product warranty and recall campaigns provision decreased slightly primarily due to lower volumes in North America.
The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2023.
Sales incentives
As described within Note 2, Basis of preparation - Use of estimates, the FCA Group recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. At December 2020, the Sales incentive provision decreased primarily due to lower dealer stock levels.
Legal proceedings and disputes
As described within Note 2, Basis of preparation - Use of estimates, a provision for legal proceedings was recognized when it was deemed probable that the proceedings would result in an outflow of resources. As the ultimate outcome of pending litigation was uncertain, the timing of cash outflows for the Legal proceedings and disputes provision was also uncertain.
During the year ended December 31, 2020, a provision of €222 million was recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 25 - Guarantees granted, commitments and contingent liabilities for further information).
During the year ended December 31, 2020, approximately €0.1 billion of payments were made for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018 (refer to Note 25, Guarantees granted, commitments and contingent liabilities).
Commercial risks
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for fines related to certain regulatory emission requirements that could be settled with cash fines was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The cash outflow for the non-current portion of the Commercial risks provision was primarily expected within a period through 2023.

On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule intended to avoid retroactive applicability of the increased fine rate that resulted from the Second Circuit’s ruling. In particular, NHTSA’s new rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year. The rule increases the CAFE penalty base rate to $14.00 in 2022 Model Year. Refer to Note 2, Basis of preparation, for additional detail on related impairments and Note 25, Guarantees granted, commitments and contingent liabilities for additional detail.
On July 12, 2019, the U.S. Department of Transportation’s National Highway Traffic Safety Administration (“NHTSA”) announced a final rule that retained the current fine rate applicable to automobile manufacturers that fail to meet Corporate Average Fuel Economy (“CAFE”) standards through achievement of the targeted fleet fuel efficiency or remittance of CAFE credits. Prior to this final rule, FCA recorded a provision for estimated CAFE civil fines relating to 2019 model year vehicles for which CAFE credits were not expected to be available at the previously announced civil fine rate. As a result of the announced final rule, under IAS 37, the reduction of the civil fine rate resulted in a change in the estimated provision of €158 million relating to 2019 model year vehicles sold prior to March 31, 2019, which was recognized as a reduction to Cost of revenues within the Consolidated Income Statement for the year ended December 31, 2019.
Restructuring costs
During the year ended December 31, 2020, a total provision for €66 million was recognized primarily for workforce restructuring costs, of which €18 million was recognized within LATAM, €6 million within EMEA and €32 million within North America (refer to Note 28, Segment reporting).
Other risks
Other risks included, among other items: provisions for disputes with suppliers related to supply contracts or other matters that were not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the FCA Group’s probable environmental obligations, which also included costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision was primarily expected within a period through 2023.

21.	Debt
Debt classified within current liabilities included short-term borrowings from banks and other financing with an original maturity date falling within twelve months, as well as the current portion of long-term debt. Debt classified within non-current liabilities included borrowings from banks and other financing with maturity dates greater than twelve months (long-term debt), net of the current portion.

The following table summarizes the FCA Group's current and non-current Debt by maturity date (amounts include accrued interest):

	At December 31,
	2020					2019
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€1,131	€5,073	€2,250	€7,323	€8,454	€1,450	€4,942	—	€4,942	€6,392
Borrowings from banks	1,842	8,288	40	8,328	10,170	2,097	1,511	88	1,599	3,696
Asset-backed financing (Note 15)	41	—	—	—	41	151	—	—	—	151
Lease liabilities	355	664	674	1,338	1,693	360	705	575	1,280	1,640
Other debt(1)	712	46	1	47	759	818	204	—	204	1,022
Total Debt	€4,081	€14,071	€2,965	€17,036	€21,117	€4,876	€7,362	€663	€8,025	€12,901
________________________________________________________________________________________________________________________________________________
(1) Debt at December 31, 2020, excludes €74 million of debt included within Liabilities held for sale. Refer to Note 3, Scope of consolidation.
Notes
The following table summarizes the notes outstanding at December 31, 2020 and 2019:

					At December 31,
	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2020	2019
Medium Term Note Programme:					(€ million)
Fiat Chrysler Finance Europe SENC(1)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe SENC(1)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
FCA NV(1)	EUR	1,250	3.375	July 7, 2023	1,250	—
FCA NV(1)	EUR	1,250	3.750	March 29, 2024	1,250	1,250
FCA NV(1)	EUR	1,250	3.875	January 5, 2026	1,250	—
FCA NV(1)	EUR	1,000	4.500	July 7, 2028	1,000	—
Other(2)	EUR	7			7	7
Total Medium Term Note Programme					7,107	3,607

Other Notes:
FCA NV(1)	U.S.$	1,500	4.500	April 15, 2020	—	1,335
FCA NV(1)	U.S.$	1,500	5.250	April 15, 2023	1,223	1,335
Total Other Notes					1,223	2,670
Hedging effect, accrued interest and amortized cost valuation					124	115
Total Notes					€8,454	€6,392
______________________________________________________________________________________________________________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Medium Term Notes with amounts outstanding equal to or less than the equivalent of €50 million.

Notes Issued Through the Medium Term Note Programme
Certain notes issued by the FCA Group were governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €20 billion may be used under this programme, of which notes of €7,107 million were outstanding at December 31, 2020 (€3,607 million at December 31, 2019). Notes under the MTN Programme are issued, or otherwise guaranteed, by FCA NV. From time to time, FCA may buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.
Changes in notes issued under the MTN Programme during the year ended December 31, 2020 were due to the issuance in July 2020 of Notes with principal amount totaling €3,500 million.
On July 1, 2020, FCA confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) €1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion Bridge Credit Facility, which was previously fully undrawn and was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering.
Changes in notes issued under the MTN Programme during the year ended December 31, 2019 were due to the repayment at maturity:
•in September 2019 of a note with a principal amount of CHF 250 million; and
•in October 2019 of a note with a principal amount of €1,250 million.
Notes issued under the MTN Programme imposed covenants on the issuer and, in certain cases, on FCA NV as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or FCA NV is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA's main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2020, FCA was in compliance with the covenants under the MTN Programme.
Other Notes
In 2015, FCA NV issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount. The 2020 Notes and the 2023 Notes, collectively referred to as the “Notes”, rank pari passu in right of payment with respect to all of FCA NV's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA NV's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Notes. Interest on the 2023 Notes is payable semi-annually in April and October.
On April 15, 2020, the FCA NV repaid in full at maturity U.S.$1.5 billion of the 4.5 percent unsecured notes issued in April 2015.
The Notes imposed covenants on FCA NV including: (i) negative pledge clauses which require that in the case that any security interest upon assets of FCA NV is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA NV; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2020, FCA was in compliance with the covenants of the Notes.

Borrowings from banks
European Investment Bank Borrowings
FCA had financing agreements with the European Investment Bank (“EIB”) for a total of €1.2 billion outstanding at December 31, 2020 (€0.4 billion outstanding at December 31, 2019), which included the residual debt due under the following facilities:
•€500 million (amortizing in installments up to June 2021), entered into in May 2011 (guaranteed by SACE and the Serbian Authorities) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia; and
•€420 million (maturing in June 2022), entered into in June 2018 to support research and development projects to be implemented by FCA during the period 2018-2020.
On March 18, 2020, FCA announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of PHEV vehicles at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (“BEV”) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.
On September 18, 2020, FCA announced that it entered into an agreement for a €485 million five-year loan with the EIB to support production of PHEVs at the Pomigliano plant in Campania (Italy). The additional borrowings also support research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at FCA's laboratories in Turin (Italy). The loan was fully drawn on September 30, 2020.
Brazil
FCA’s Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to a principal amount of €1.3 billion at December 31, 2020 (€1.8 billion at December 31, 2019). The loans primarily include subsidized loans granted by public financing institutions, such as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the FCA Group with the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates. At December 31, 2020, outstanding subsidized loans amounted to €0.6 billion (€1.1 billion at December 31, 2019), of which approximately €0.4 billion (€0.8 billion at December 31, 2019) related to the construction of the plant in Pernambuco (Brazil), which was supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.5 billion). Approximately €0.1 billion (€0.1 billion at December 31, 2019) of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2020.
Incremental Bridge Credit Facility
On March 26, 2020, FCA announced that it had entered into a new €3.5 billion credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, was available for general corporate purposes and for working capital needs of the group and was structured as a bridge facility to capital markets. On July 7, 2020, the Bridge Credit Facility was cancelled. Refer to Notes Issued Through the Medium Term Note Programme above for further information.
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance FCA’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V., subsequently Stellantis N.V., and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) will guarantee 80 percent of the borrowings under that facility pursuant to the recently enacted Italian Liquidity Decree. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.

The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
In connection with SACE’s guarantee, the FCA Group provided the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the FCA Group, subsequently the Stellantis Group, may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
In addition, while loans under the facility are outstanding, FCA N.V. has committed not to approve or pay dividends or other shareholder distributions in the 2020 calendar year (except dividends related to the merger with Peugeot S.A.), and the Italian subsidiaries of the FCA Group have committed not to distribute dividends or to make other shareholder distributions until May 26, 2021.
During the year ended December 31, 2020, €6.3 billion of the facility was drawn down.
Revolving Credit Facilities
On March 26, 2020, the tenor of the three-year Tranche A of FCA’s €6.25 billion revolving credit facility (as amended, the “RCF”), for €3.125 billion, was extended by one year to April 27, 2023, with the Tranche B maturity unchanged at March 2024. On April 21, 2020, FCA announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019. The €6.25 billion draw down was subsequently repaid by December 31, 2020, with the RCF being fully available as of December 31, 2020.
In March 2019, the FCA Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 and March 2018. The amendment extended the RCF’s final maturity to March 2024. The RCF is available for general corporate purposes and for the working capital needs of the FCA Group and is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. This amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2019 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 and March 2018 amendments are amortized over the life of the amended RCF.
The covenants of the RCF include financial covenants as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2020, FCA was in compliance with the covenants of the RCF.
At December 31, 2020, undrawn committed credit lines totaling €7.3 billion, including the €6.25 billion RCF and approximately €1.1 billion of other revolving lines of credit. At December 31, 2019, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities.
Mexico Bank Loan
FCA Mexico, S.A. de C.V. (“FCA Mexico”), FCA’s principal operating subsidiary in Mexico, had a non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and bears interest at one-month LIBOR plus 3.35 percent per annum. At December 31, 2020, the Mexico Bank Loan had an outstanding balance of €0.2 billion (€0.2 billion at December 31, 2019). As of December 31, 2020, FCA could prepay all or any portion of the loan without premium or penalty. The Mexico Bank Loan requires FCA Mexico to maintain certain fixed assets as collateral and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2020, FCA Mexico was in compliance with the covenants under the Mexico Bank Loan.

Asset-backed financing
Asset-backed financing represented the amount of financing received through factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized with assets of the same amount of €41 million at December 31, 2020 (€151 million at December 31, 2019) within Trade and other receivables in the Consolidated Statement of Financial Position (Note 15, Trade, other receivables and tax receivables).
Other debt
Other debt also includes funds raised from financial services companies, primarily in Latin America, and deposits from dealers in Brazil and China.
Lease liabilities
The following table summarizes the FCA Group's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

	At December 31,
	2020	2019
	(€ million)
Long-term debt (non-current)	€1,338	€1,280
Short-term debt and current portion of long-term debt (current)	€355	€360
Maturity analysis - contractual undiscounted cash flows

At December 31, 2020
(€ million)
Due within one year	€419
Due between one and five years	868
Due beyond five years	993
Total undiscounted lease liabilities	€2,280
In addition, FCA entered into commitments relating to leases not yet commenced of €171 million, of which the most significant related to the investments in manufacturing facilities in Michigan, USA. In addition to the above, FCA entered into non-cancellable short term leases, which have not been classified as lease liabilities, of €18 million which is expected to be settled within the next 12 months.
Debt secured by assets
At December 31, 2020, debt secured by assets of the FCA Group amounted to €464 million (€674 million at December 31, 2019), excluding the Lease liabilities as described above, mainly related to subsidized financing in Latin America, Mexico and India.
The total carrying amount of assets acting as security for loans for the FCA Group amounted to €1,108 million, excluding the Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2020 (€1,637 million at December 31, 2019).

22.	Other liabilities and Tax liabilities
Other liabilities consisted of the following:

	At December 31,
	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€1,181	€—	€1,181	€2,210	€—	€2,210
Accrued expenses and deferred income	569	535	1,104	769	674	1,443
Indirect tax payables	701	92	793	501	14	515
Payables to personnel	898	1	899	1,008	15	1,023
Social security payables	279	6	285	258	4	262
Construction contract liabilities (Note 14)	35	—	35	83	—	83
Service contract liability	603	1,400	2,003	621	1,530	2,151
Other	1,483	95	1,578	1,338	189	1,527
Total Other liabilities	€5,749	€2,129	€7,878	€6,788	€2,426	€9,214
Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2020					2019
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	€4,577	€179	€15	€194	€4,771	€5,398	€201	€21	€222	€5,620
Payables for GDP and buy-back agreements relate to buy-back agreements entered into by the FCA Group and includes the price received for the product, recognized as an advance at the date of the sale and, subsequently, the repurchase price and the remaining lease installments yet to be recognized. The decrease in the Payables for GDP and buy-back agreements during the year ended December 31, 2020 as compared to the year ended December 31, 2019 relates primarily to the decrease in vehicle sales.
Accrued expenses and deferred income includes the remaining portion of government grants that will be recognized as income in the Consolidated Income Statement over the same periods as the related costs which they are intended to offset.

On March 15, 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue. At June 30, 2017, the FCA Group determined that the likelihood of economic outflow related to such indirect taxes was no longer probable and the total liability of €895 million that FCA had accrued but not paid for such taxes for the period from 2007 to 2014 was reversed. Due to the materiality of this item and its effect on FCA’s results, the amount was presented separately in the line Reversal of a Brazilian indirect tax liability in the Consolidated Income Statement for the year ended December 31, 2017, and was composed of €547 million, originally recognized as a reduction to Net revenues, and €348 million, originally recognized within Net financial expenses. The Brazilian Supreme Court issued summary written minutes of its ruling on September 29, 2017 and Trial Minutes on October 2, 2017. On October 19, 2017, the Brazilian government filed its appeal against the PIS/COFINS over ICMS decision. At December 31, 2017, due to the uncertainty of scope of the application of the Supreme Court ruling taking into account the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, management believed a risk of economic outflow was still greater than remote. On August 18, 2018, the litigation concerning PIS over ICMS had its final and definitive favorable decision. At September 30, 2018, the FCA Group determined that the likelihood of economic outflow related to such indirect taxes was no longer probable and the total liability of €54 million accrued and paid would be recovered.
In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. During the year ended December 31, 2019, total credits and the related receivable of €164 million were recognized, which were excluded from Adjusted EBIT (refer to Note 28, Segment reporting). On December 17, 2019, the Brazilian courts indicated that it would render a decision on the Brazilian government’s appeal regarding the 2017 Supreme Court’s decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue on April 1, 2020, which has been subsequently postponed to an undetermined date. We continue to believe our position is supported by both the facts and the receipt of final and definitive rulings from the courts. However, due to the uncertainty of the Supreme Court’s application of the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, we continue to believe that the risk of economic outflow is greater than remote.
Service contract liability
The service contract liability was mainly comprised of maintenance plans and extended warranties. Changes in the FCA Group's service contract liability for the year ended December 31, 2020, were as follows:

	At January 1, 2020	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/(Liabilities) held for sale	Other Changes	At December 31, 2020
	(€ million)
Service contract liability	€2,151	€723	€(640)	€—	€(231)	€2,003
Of the total Service contract liability at December 31, 2020, the FCA Group expected to recognize approximately €545 million in 2021, €492 million in 2022, €382 million in 2023 and €584 million thereafter.
Tax liabilities
Tax liabilities by due date were as follows:

	At December 31,
	2020					2019
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Tax liabilities	€228	€246	€2	€248	€476	€122	€276	€2	€278	€400

23.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities measured at fair value on a recurring basis:

		At December 31,
		2020				2019
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Debt securities and equity instruments measured at FVOCI	13	€66	€16	€13	€95	€3	€21	€13	€37
Debt securities and equity instruments measured at FVPL	13	275	—	15	290	277	—	15	292
Derivative financial assets	16	—	629	—	629	—	98	—	98
Collateral deposits	13	32	—	—	32	42	—	—	42
Receivables from financing activities	15	—	—	473	473	—	—	580	580
Trade receivables	15	—	12	—	12	—	19	—	19
Other receivables	15	—	—	63	63	—	—	69	69
Money market securities	17	7,802	—	—	7,802	2,293	—	—	2,293
Total Assets		€8,175	€657	€564	€9,396	€2,615	€138	€677	€3,430
Derivative financial liabilities	16	—	633	—	633	—	318	—	318
Total Liabilities		€—	€633	€—	€633	€—	€318	€—	€318
During the year ended December 31, 2020, derivative financial assets increased €531 million primarily due to the decrease in U.S. dollar against Euro and to decrease in the Brazilian Real against the U.S dollar. During the year ended December 31, 2020, derivative financial liabilities increased €315 million primarily due to fair value losses for interest-rate swaps entered into to hedge interest rates on future bond issuances.
During the year ended December 31, 2020, money market securities increased €5,509 million, reflecting higher overall cash and cash equivalents resulting from cash flows from operations during the second half of the 2020 and the draw down of borrowings.
The fair value of derivative financial assets and liabilities was measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk was determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements was determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps was determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk was determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities was also based on available market quotations. Where appropriate, the fair value of cash equivalents was determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, was estimated using discounted cash flow models. The most significant inputs used in this measurement were market discount rates that reflected conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli (refer to Note 3, Scope of consolidation), is classified in Level 3 of the fair value hierarchy and was estimated using discounted cash flow models. The most significant inputs used in this measurement were market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the FCA Group determined whether transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period. In 2020, there were no transfers between levels in the fair value hierarchy.
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1, 2020	€580	€28	€—	€69
Gains/(Losses) recognized in Consolidated Income Statement	—	—	—	(6)
Losses recognized in Other comprehensive income/(loss)	—	—	—	—
Issues/Settlements	(107)	—	—	—
Purchases/Sales	—	—	—	—
Transfers from Level 3	—	—	—	—
At December 31, 2020	€473	€28	€—	€63

	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1, 2019	€973	€16	€39	€—
Gains/(Losses) recognized in Consolidated Income Statement	—	1	56	(1)
Gains recognized in Other comprehensive income/(loss)	—	—	(15)	—
Issues/Settlements	(393)	—	(66)	70
Purchases/Sales	—	11	—	—
Transfers from Level 3	—	—	(14)	—
At December 31, 2019	€580	€28	€—	€69
The gains/(losses) included in the Consolidated Income Statements were recognized within Cost of revenues. Of the total gains/(losses) recognized in Other comprehensive income, no amounts were recognized within Cash flow reserves and no amounts were recognized within Currency translation differences.

Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximated fair value due to the short maturity of these instruments (refer to Note 17, Cash and cash equivalents).
The following table provides the carrying amount and fair value of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2020		2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,065	€1,065	€1,737	€1,736
Retail financing		512	504	613	608
Finance lease		6	6	3	3
Other receivables from financing activities		360	360	222	222
Total Receivables from financing activities(1)	15	€1,943	€1,935	€2,575	€2,569

Asset backed financing		€41	€41	€151	€151
Notes		8,454	9,314	6,392	6,900
Borrowings from banks & Other debt		10,929	11,194	4,718	4,724
Total Debt, excluding Lease liabilities(2)	21	€19,424	€20,549	€11,261	€11,775
______________________________________________________________________________________________________________________________
(1) Amount excludes receivables measured at FVPL
(2) Total Debt as at December 31, 2020 and 2019 included Lease liabilities with a carrying value of €1,693 million and €1,640 million, respectively. Disclosure of fair value for lease liabilities is not required by IFRS 7.
The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, was estimated with discounted cash flows models. The most significant inputs used in this measurement were market discount rates that reflected conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that were traded in active markets for which close or last trade pricing was available are classified within Level 1 of the fair value hierarchy. Notes for which such prices were not available were valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2020, €9,307 million and €7 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2019, €6,893 million and €7 million of notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy was estimated using discounted cash flow models. The main inputs used were year-end market interest rates, adjusted for market expectations of the FCA Group’s non-performance risk implied in quoted prices of traded securities issued by the FCA Group and existing credit derivatives on FCA Group liabilities. The fair value of Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2020, €10,597 million and €597 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2019, €3,865 million and €859 million of Other Debt was classified within Level 2 and Level 3, respectively.

24.	Related party transactions
In accordance with IAS 24 - Related Party Disclosures, the related parties of the FCA Group were determined as those entities and individuals capable of exercising control, joint control or significant influence over the FCA Group and its subsidiaries. Related parties included companies belonging to Exor N.V. (“Exor”, the largest shareholder of FCA through its 28.54 percent common shares shareholding interest and 44.40 percent voting power at December 31, 2020), which included Ferrari N.V. and CNH Industrial N.V. (“CNHI”). Related parties also included associates, joint ventures and unconsolidated subsidiaries of the FCA Group, members of the FCA Board of Directors, executives with strategic responsibilities and certain members of their families.
Transactions carried out by the FCA Group with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the purchase of powertrain systems for light commercial vehicles from CNHI;
•the sale of powertrain and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;
•the sale of vehicles to the leasing and renting subsidiaries of the joint ventures FCA Bank and Koç Fiat Kredi;
•the sale of engines, other components and production systems to and the purchase of light commercial vehicles from Sevel S.p.A., a 50 percent owned joint operation with Groupe PSA, based in Atessa, Italy;
•the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;
•the provision of services and the sale of goods to the GAC FCA JV;
•the purchase of vehicles from, the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited;
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor); and
•the sale of automotive lighting and automotive components, which was included within discontinued operations, to Ferrari N.V.
The most significant financial transactions with related parties generated Receivables from financing activities of the FCA Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables, which did not qualify for derecognition under IFRS 9 – Financial Instruments.
The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2020				2019				2018
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€938	€1,326	€6	€—	€728	€2,086	€9	€—	€926	€2,572	€7	€—
Sevel S.p.A.	196	1	5	—	205	1	5	—	402	1	4	—
FCA Bank	1,375	22	(8)	32	1,686	23	(19)	52	1,611	28	(21)	56
GAC FCA JV	97	—	(17)	(1)	151	—	(36)	—	419	11	(49)	—
Fiat India Automobiles Limited	2	—	—	—	2	—	—	—	2	—	—	—
Other	1	—	—	—	2	—	—	(1)	27	6	(4)	1
Total joint arrangements	2,609	1,349	(14)	31	2,774	2,110	(41)	51	3,387	2,618	(63)	57
Total associates	2	123	1	(1)	17	186	(1)	—	30	229	(2)	(1)
CNHI	284	269	—	—	357	332	11	—	501	326	6	—
Ferrari N.V.	22	98	—	—	30	144	1	—	64	218	4	—
Directors and Key Management	—	—	100	—	—	—	82	—	—	—	77	—
Other	—	—	48	—	5	—	37	—	2	—	26	—
Total CNHI, Ferrari, Directors and other	306	367	148	—	392	476	131	—	567	544	113	—
Total unconsolidated subsidiaries	7	3	2	(1)	6	7	4	—	7	8	4	1
Total transactions with related parties	€2,924	€1,842	€137	€29	€3,189	€2,779	€93	€51	€3,991	€3,399	€52	€57

Total for the FCA Group	€86,676	€75,962	€5,501	€988	€108,187	€93,164	€6,455	€1,005	€110,412	€95,011	€7,318	€1,056
Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2020					2019
	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables	Other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€73	€347	€35	€—	€—	€18	€171	€39	€—	€—
Sevel S.p.A.	15	—	1	—	7	28	—	1	—	13
FCA Bank	264	88	37	29	61	278	139	151	141	181
GAC FCA JV	123	2	—	—	—	62	11	—	—	—
Fiat India Automobiles Limited	1	—	6	—	—	1	—	8	—	—
Other	—	—	—	—	—	0	—	—	—	—
Total joint arrangements	476	437	79	29	68	387	321	199	141	194
Total associates	43	32	6	—	—	45	41	8	—	—
CNHI	44	75	2	—	—	49	87	11	—	—
Ferrari N.V.	8	38	—	—	—	12	49	—	—	—
Other	1	2	1	—	—	4	13	—	—	—
Total CNHI, Ferrari N.V. and other	53	115	3	—	—	65	149	11	—	—
Total unconsolidated subsidiaries	25	15	1	—	26	16	9	1	—	22
Total originating from related parties	€597	€599	€89	€29	€94	€513	€520	€219	€141	€216

Total for the FCA Group	€7,266	€20,576	€7,878	€41	€21,076	€9,004	€21,616	€9,214	€151	€12,750
______________________________________________________________________________________________________________________________
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 21 Debt.

Commitments and Guarantees
As of December 31, 2020, the FCA Group had a take-or-pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2021	€217
2022	€177
2023	€94
2024	€94
FCA provided guarantees to FCA Bank related to certain dealer financing arrangements FCA Bank had with dealers. The amount of the guarantees outstanding at December 31, 2020 was approximately €5 million. The fair value of these guarantees was immaterial due to the value of vehicles in the dealers' stock pledged to FCA.
Compensation to Directors and Key Management
The fees of the Directors of the FCA Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	Years ended December 31,
	2020	2019	2018
	(€ thousand)
Directors(1)	€19,097	€23,050	€18,830
Total Compensation	€19,097	€23,050	€18,830
______________________________________________________________________________________________________________________________
(1) Including the notional compensation cost arising from long-term share-based compensation granted to the Chairman, the Chief Executive Officer and the Chief Financial Officer.
Refer to Note 18, Share-based compensation, for information related to the PSU and RSU awards granted to certain key employees.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €81 million for 2020 (€59 million in 2019 and €58 million in 2018), which, in addition to base compensation, included:
•€62 million in 2020 (€30 million in 2019 and €28 million in 2018) for share-based compensation expense;
•€6 million in 2020 (€6 million in 2019 and €7 million in 2018) for short-term employee benefits; and
•€4 million in 2020 (€7 million in 2019 and €10 million in 2018) for pension and similar benefits.

25.	Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2020, the FCA Group had pledged guarantees on the debt or commitments of third parties totaling €12 million (€8 million at December 31, 2019), as well as guarantees of €1 million on related party debt (€3 million at December 31, 2019).
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

The SCUSA Agreement has a ten-year term expiring in April 2023, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, non-refundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2020, €29 million (U.S.$35 million) remained in deferred revenue.
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to April 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. The amount was recognized within Selling, general and other costs in the Consolidated Income Statement for the year ended December 31, 2019. The duration of the agreement remained unchanged.
From time to time, FCA US worked with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase its vehicles, a practice known as “subvention”. FCA US has provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of its retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on FCA US participation in gains and losses.
Other repurchase obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, FCA Mexico was required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. In December 2015, FCA Mexico entered into a ten-year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of financial wholesale and retail financial services to FCA Mexico's dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
At December 31, 2020, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €121 million (U.S.$149 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at December 31, 2020.
Arrangements with key suppliers
From time to time and in the ordinary course of business, the FCA Group entered into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contained unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2020 were as follows for the FCA Group's continuing operations:

(€ million)
2021	€562
2022	€243
2023	€135
2024	€152
2025	€16
2026 and thereafter	€27

Other commitments, arrangements and contractual rights
Regulatory emission credits
During the year ended December 31, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At December 31, 2020, these agreements represent total commitments of €0.4 billion after fulfillment of commitments during the years ended December 31, 2020 and 2019, as well as the reduction in the commitments due to the CAFE civil fine rate recorded during the year ended December 31, 2019 (refer to Note 20, Provisions). The purchased credits are expected to be used for compliance years through 2023.
FCA Bank joint venture agreement
On July 19, 2019, FCA and Crédit Agricole Consumer Finance agreed to extend their 50:50 joint venture, FCA Bank, until December 31, 2024. The agreement will be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.
UAW Labor Agreement
In December 2019, the UAW-represented workforce ratified a new four-year collective bargaining agreement that builds on the company’s commitment to grow its U.S. manufacturing operations by providing for total investments of U.S.$9 billion and the creation of 7,900 new or secured jobs. The provisions of the agreement continued certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement, which covers about 49,200 employees, included a ratification bonus of U.S.$9,000 for “Traditional” and “In-progression” employees and U.S.$3,500 for temporary employees, as well as lump-sum payments, both of which are in lieu of further wage increases, totaling U.S.$499 million (€446 million) that were paid to UAW members on December 27, 2019. Lump sum payments made in lieu of future wage increases are being amortized over the contract period.
Italian labor agreement
In March 2019, the FCA Group renewed its labor agreement with Italian trade unions for Italian employees, which had previously expired on December 31, 2018. The agreement is valid for the period 2019-2022 and applies to the FCA Group's 66,000 employees in Italy, primarily providing for a 2 percent annual increase in contractual compensation and an enhancement of the annual performance-based bonus linked to the achievement of productivity and efficiency targets forming part of the World Class Manufacturing (“WCM”) program.
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
The compensation arrangement was effective retrospectively from January 1, 2015 through December 31, 2018 and incentivized all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two variable additional elements to base pay:
•an annual bonus, calculated on the basis of production efficiencies achieved and the plant’s World Class Manufacturing audit status; and
•a component linked to achievement of the financial targets established in the 2015-2018 period of the 2014-2018 business plan for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati.
A total of €93 million, €75 million and €72 million related to the additional variable elements above was recorded as an expense included within Net profit from continuing operations for the years ended December 31, 2020, 2019 and 2018, respectively.

Canada labor agreement
In September 2020, the four-year collective bargaining agreement that was entered into in September 2016 with Unifor in Canada expired. FCA entered into a three-year labor agreement with Unifor in Canada that was ratified on October 19, 2020. The terms of this agreement provides a $7,250 Canadian dollars (“CAD$”) lump sum payment for all active employees, CAD$500 for all eligible temporary part-time employees, up-front lump sum payments of CAD$7,250 to all employees on indefinite layoff and lump sum retirement allowance of CAD$3,625 for employees who retired during 2020. The total ratification bonus of approximately CAD$59 million (€38 million) was paid on November 20, 2020. The agreement covers more than 9,200 employees and expires October 2023. The lump sum payments, which were made in lieu of future wage increases, are being amortized ratably over three-year contract period
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the FCA Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €5 million and a total of €5 million has been recognized within Provisions related to these obligations as of December 31, 2020 (€5 million and €3 million as of December 31, 2019, respectively). The FCA Group provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
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
Emissions Matters
On January 10, 2019, we announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, we continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). We have engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with less than 100 of these remaining plaintiffs. As of December 31, 2020, our best estimate of a probable loss is reflected in the amount previously accrued.

In the U.S., we remain subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We have continued discussions with the DoJ, Criminal Division to determine whether we can reach an appropriate resolution of their investigation as it relates to FCA US, which may involve the payment of penalties and other non-financial sanctions. At this time, we estimate a range of probable loss. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”). In September 2020, we settled the diesel emissions-related investigation with the U.S. Securities and Exchange Commission (the “SEC”) for an amount that is not material to the Group and which had been accrued during the three months ended June 30, 2020.
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities
In Europe, we are working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
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
In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. We have engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. We have proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
In July 2020, unannounced inspections took place at several of our sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We are cooperating with the investigations. Several FCA companies and our Dutch dealers were recently served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain FCA E5 and E6 diesel vehicles. A similar claim has been announced in the UK but not yet served on the Company. We are also defending a number of individual consumer claims alleging emissions non-compliance of certain of our vehicles in Germany.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other FCA vehicles.
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
U.S. Sales Reporting Investigations
On September 27, 2019, the SEC announced the resolution of its investigation into our reporting of vehicle sales to end customers in the U.S. which included our agreement to pay an amount that is not material to the Group. We have also cooperated with a DoJ investigation into the same issues, the outcome of which remains uncertain. Any resolution of that matter may involve the payment of penalties and other sanctions. At this time, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss in connection with that investigation.
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
National Training Center
On January 27, 2021, FCA US announced that it reached an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which remains subject to court approval, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the financial statements and which had previously been accrued during the quarter ended September 30, 2020. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.
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
On July 20, 2020, a group of employees in our Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss and the plaintiffs filed a motion for leave to file a second amended complaint on December 13, 2020. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

On October 16, 2020, a group of current and former employees in our Trenton Engine Complex filed a lawsuit in U.S. District Court for the Eastern District of Michigan, making similar claims. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA NV.
On July 8, 2020, the court dismissed GM’s lawsuit with prejudice. On August 3, 2020, GM filed a motion requesting that the court amend or alter its judgement, which the court denied. GM has appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit and oral argument on that appeal is scheduled for March 4, 2021. Following dismissal of its Federal court case, GM also filed an action against FCA US and FCA NV in Michigan state court, making substantially the same claims as it made in the federal litigation. On November 24, 2020, FCA US and FCA NV filed a motion for summary disposition in the state court case and GM filed a motion to compel discovery on December 16, 2020. Oral arguments on FCA’s motion for summary disposition and GM’s motion for expedited discovery were held on February 26, 2021 and were adjourned to be continued on March 5, 2021. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine - EPA Matter
In connection with internal testing, we determined that approximately 935,000 vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. We have discussed this issue and reviewed our proposed solution with the EPA. We intend to initiate a recall campaign to implement this solution, and as a result we have increased our warranty campaign provision by approximately €200 million.
Tigershark Engine - Litigation
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. We are evaluating and defending against these actions while we work to assess the claims and, if appropriate, any mitigating action we could take. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s new rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. We have accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. If the litigation is successful in overturning the interim final rule, we may need to accrue additional amounts due to increased CAFE penalties and additional amounts we may owe under certain agreements for the purchase of regulatory emissions credits. The amounts that we may accrue could be up to €550 million depending on, among other things, our ability to implement future product actions or other actions to modify the utilization of credits.
U.S. Import Duties
Historically, we have paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving similar vehicles, the U.S. Court of Appeals for the Federal Circuit ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. The competitor sought to appeal the matter to the U.S. Supreme Court, but in June 2020, the U.S. Supreme Court declined to hear the competitor’s case.
We believe there are facts that distinguish our case from that of the competitor. However, CBP may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

26.	Equity
Share capital
At December 31, 2020, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At December 31, 2020, fully paid-up share capital of FCA amounted to €20 million (€20 million at December 31, 2019) and consisted of 1,574,714,499 common shares and of 449,618,514 special voting shares, all with a par value of €0.01 each (1,567,519,274 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2019).
On March 2, 2020 a total of 73,606,222 FCA Special Voting Shares were delivered to Exor N.V. as a result of an equivalent number of Common Shares being registered in the Loyalty Register for an uninterrupted period of three years in accordance with clause 5.1 of the Special Voting Shares Terms and Conditions. The related Common Shares became Qualifying Common Shares. Of the shares delivered, 32,937,489 were Special Voting Shares held by the Company and 40,668,733 were additional Special Voting Shares issued. On November 13, 2020, an additional 8,014 special voting shares were issued as a result of an equivalent number of Common Shares being registered in the Loyalty Register for an uninterrupted period of three years in accordance with clause 5.1 of the Special Voting Shares Terms and Conditions.

The following table summarizes the changes in the number of outstanding common shares and special voting shares of FCA during the year ended December 31, 2020:

	Common Shares	Special Voting Shares	Total
Balance at January 1, 2020	1,567,519,274	408,941,767	1,976,461,041
Shares issued to Key management	7,195,225	—	7,195,225
Shares registered in the Loyalty Register	—	40,676,747	40,676,747
Balance at December 31, 2020	1,574,714,499	449,618,514	2,024,333,013
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
Pursuant to the Articles of Association, the Board of Directors is irrevocably authorized to issue shares (common and special voting shares) and to grant rights to subscribe for shares in the capital of the Company. This authorization is up to a maximum aggregate amount of shares as set out in the Articles of Association, as amended from time to time, and limits or excludes the right of pre-emption with respect to common shares. The Board of Directors' authorization was for a period of five years from October 12, 2014 and expired on October 11, 2019.
On April 12, 2019, the FCA Annual General Meeting of Shareholders (“AGM”) resolved to authorize, under certain conditions, the Board of Directors to issue common and special voting shares, to grant rights to subscribe for common and special voting shares, and to limit or exclude pre-emptive rights for common shares. This authorization is for a period of eighteen months up to and including October 11, 2020, starting from the date on which the current authorization expired, October 12, 2019.
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
Other reserves:
Other reserves comprised the following:
•legal reserves of €13,598 million at December 31, 2020 (€14,206 million at December 31, 2019) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to FCA;
•capital reserves of €6,094 million at December 31, 2020 (€6,034 million at December 31, 2019);
•retained earnings, after the separation of the legal reserve, of positive €8,051 million (positive €2,286 million at December 31, 2019); and

•profit attributable to owners of the parent of €29 million for the year ended December 31, 2020 (€6,622 million for the year ended December 31, 2019).
Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31,
	2020	2019	2018
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains on remeasurement of defined benefit plans	€(110)	€(63)	€317
Losses on debt instruments measured at FVOCI	(1)	—	—
Share of gains/(losses) on remeasurement of defined benefit plans for equity method investees	—	(5)	—
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	(5)	6	(4)
Items relating to discontinued operations	—	(9)	1
Total Items that will not be reclassified to the Consolidated Income Statement (B1)	(116)	(71)	314

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on net investment hedging instruments	—	—	—
Gains/(losses) on cash flow hedging instruments arising during the period	121	(269)	99
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	(143)	78	(108)
Total Gains/(losses) on cash flow hedging instruments	(22)	(191)	(9)
Foreign exchange gains/(losses)	(2,696)	268	126
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(81)	(16)	(77)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(23)	1	(26)
Total Share of Other comprehensive (loss)/income for equity method investees	(104)	(15)	(103)
Items relating to discontinued operations	—	9	(91)
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(2,822)	71	(77)

Total Other comprehensive income (B1)+(B2)=(B)	(2,938)	—	237
Tax effect	28	57	(82)
Tax effect - discontinued operations	—	—	1
Total Other comprehensive income, net of tax	€(2,910)	€57	€156
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

The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2020			2019			2018
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
(Losses)/gains on remeasurement of defined benefit plans	€(110)	€21	€(89)	€(63)	€7	€(56)	€317	€(76)	€241
Losses on debt instruments measured at FVOCI	(1)	—	(1)	—	—	—	—	—	—
Gains/(Losses) on cash flow hedging instruments	(22)	7	(15)	(191)	50	(141)	(9)	(6)	(15)
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	(5)	—	(5)	6	—	6	(4)	—	(4)
Foreign exchange (losses)/gains	(2,696)	—	(2,696)	268	—	268	126	—	126
Share of Other comprehensive income/(loss) for equity method investees	(104)	—	(104)	(20)	—	(20)	(103)	—	(103)
Items relating to discontinued operations	—	—	—	—	—	—	(90)	1	(89)
Total Other comprehensive income	€(2,938)	€28	€(2,910)	€—	€57	€57	€237	€(81)	€156
Policies and processes for managing capital
The objectives identified by the FCA Group for managing capital were to create value for shareholders as a whole, safeguard business continuity and support the growth of the FCA Group. As a result, the FCA Group endeavored to maintain an adequate level of capital that, at the same time, enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate credit rating.
The FCA Group constantly monitored the ratio between debt and equity, particularly the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the FCA Group continued to aim for improvement in the profitability of its operations. Furthermore, the FCA Group could sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to FCA shareholders at a general meeting of FCA shareholders to reduce or increase share capital or, where permitted by law, to distribute reserves. The FCA Group may also make purchases of treasury shares, without exceeding the limits authorized at a general meeting of FCA shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the FCA Group's rating.
Dividends proposed, declared and paid
In accordance with the combination agreement, on January 4, 2021, FCA declared a conditional special cash distribution of €1.84 per common share corresponding to a total distribution of approximately €2.9 billion, payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021. The cash distribution was paid on January 29, 2021.
In addition, the combination agreement contemplated that the Board of Directors would review a potential cash distribution of €1 billion following completion of the merger. On March 2, 2021, the Board of Directors resolved to propose to the AGM the approval of a special cash distribution of €0.32 per common share corresponding to a total distribution of approximately €1 billion. The distribution will be subject to approval by the AGM, which is scheduled to be held on April 15, 2021.

The FCA Board of Directors intended to recommend to the Annual General Meeting of Shareholders an annual ordinary dividend distribution to holders of FCA common shares of €0.70 per common share. On May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. announced the decision to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis.
The FCA loyalty voting structure
The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached in addition to the one granted by each FCA common share that they hold. In connection with the 2014 Merger, FCA issued 449,618,514 special voting shares with a nominal value of €0.01 each to those eligible shareholders of Fiat S.p.A. who had elected to participate in the loyalty voting structure upon completion of the 2014 Merger in addition to FCA common shares. In addition, an FCA shareholder may, at any time, elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such an FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares, which is allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economic entitlements, the special voting shares do not impact earnings per share.

27.	Earnings per share
Basic earnings per share
Basic earnings per share for the years ended December 31, 2020, 2019 and 2018 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31,
		2020	2019	2018
Net profit attributable to owners of the parent	million	€29	€6,622	€3,608
Weighted average number of shares outstanding	thousand	1,572,020	1,564,114	1,548,439
Basic earnings per share	€	€0.02	€4.23	€2.33

		Years ended December 31,
		2020	2019	2018
Net profit from continuing operations attributable to owners of the parent	million	€29	€2,694	€3,323
Weighted average number of shares outstanding	thousand	1,572,020	1,564,114	1,548,439
Basic earnings per share from continuing operations	€	€0.02	€1.72	€2.15

		Years ended December 31,
		2020	2019	2018
Net profit from discontinued operations attributable to owners of the parent	million	€—	€3,928	€285
Weighted average number of shares outstanding	thousand	1,572,020	1,564,114	1,548,439
Basic earnings per share from discontinued operations	€	€—	€2.51	€0.18

Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2020, 2019 and 2018 (Note 18, Share-based compensation), as determined using the treasury stock method.
For the year ended December 31, 2020, the theoretical effect that would arise if some of the PSU TSR awards granted in 2018 and some of the PSU Adjusted EBIT awards granted in 2019 (refer to Note 18, Share-based compensation) were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
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
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31,
		2020	2019	2018
Net profit attributable to owners of the parent	million	€29	€6,622	€3,608
Weighted average number of shares outstanding	thousand	1,572,020	1,564,114	1,548,439
Number of shares deployable for share-based compensation	thousand	5,293	6,736	19,400
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,577,313	1,570,850	1,567,839
Diluted earnings per share	€	€0.02	€4.22	€2.30

		Years ended December 31,
		2020	2019	2018
Net profit from continuing operations attributable to owners of the parent	million	€29	€2,694	€3,323
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,577,313	1,570,850	1,567,839
Diluted earnings per share from continuing operations	€	€0.02	€1.71	€2.12

		Years ended December 31,
		2020	2019	2018
Net profit from discontinued operations attributable to owners of the parent	million	€—	€3,928	€285
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,577,313	1,570,850	1,567,839
Diluted earnings per share from discontinued operations	€	€—	€2.50	€0.18

28.	Segment reporting
Reportable segments reflect the operating segments of the FCA Group that are regularly reviewed by the Chief Executive Officer (the “chief operating decision maker” as defined under IFRS 8 – Operating Segments) for making strategic decisions, allocating resources and assessing performance and that exceed the quantitative thresholds provided in IFRS 8, or whose information is considered useful for the users of the financial statements. The FCA Group's reportable segments include the four regional mass-market vehicle operating segments (North America, LATAM, APAC and EMEA) and the Maserati global luxury brand operating segment, which are described as follows:
•North America designed, engineered, developed, manufactured and distributes vehicles. North America mainly earned its revenues from the sale of vehicles under the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brand names and from sales of the related parts and accessories in the United States, Canada, Mexico and Caribbean islands.
•LATAM designed, engineered, developed, manufactured and distributed vehicles. LATAM mainly earned its revenues from the sale of passenger cars and light commercial vehicles and related spare parts under the Fiat and Jeep brand names in South and Central America as well as from the distribution of the Chrysler, Dodge and Ram brand cars in the same region. In addition, the segment provides financial services to the dealer network in Brazil and to the dealer network and retail customers in Argentina.
•APAC mainly earned its revenues from the distribution and sale of cars and related spare parts under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands mostly in China, Japan, Australia, South Korea and India. These activities were carried out through both subsidiaries and joint ventures. In addition, the segment provided financial services to the dealer network and retail customers in China.
•EMEA designed, engineered, developed, manufactured and distributed vehicles. EMEA mainly earned its revenues from the sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth, Jeep and Fiat Professional brand names, the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of the Chrysler, Dodge and Ram brand vehicles in these areas. In addition, the segment provided financial services related to the sale of cars and light commercial vehicles in Europe, primarily through the FCA Bank joint venture and Fidis S.p.A., a fully owned captive finance company that was mainly involved in the factoring business.
•Maserati designed, engineered, developed, manufactured and distributed vehicles. Maserati earned its revenues from the sale of luxury vehicles under the Maserati brand.
Transactions among the mass-market vehicle segments generally were presented on a “where-sold” basis, which reflected the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminated the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, were those directly generated by or attributable to the segment as the result of its usual business activities and included revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
The results of the Magneti Marelli business were previously reported within the Components segment along with FCA’s industrial automation systems design and production business and its cast iron and aluminum components business. Following the classification of Magneti Marelli as a discontinued operation (refer to Note 3, Scope of consolidation), during 2018 the remaining activities within Components segment were no longer considered a separate reportable segment as defined by IFRS 8 and were reported within “Other activities” below.
Other activities included the results of FCA’s industrial automation systems design and production business and cast iron and aluminum components business, as well as the activities and businesses that were not operating segments under IFRS 8 – Operating Segments. Refer to Note 3, Scope of consolidation for detail on the announced sale of Teksid's cast iron automotive components business). In addition, Unallocated items and eliminations included consolidation adjustments, eliminations, as well as costs related to the launch of the Alfa Romeo Giulia platform which were not allocated to the mass-market vehicle segments due to the limited number of shipments. Financial income and expenses and income taxes were not attributable to the performance of the segments as they did not fall under the scope of their operational responsibilities.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) was the measure used by the chief operating decision maker to assess performance, allocate resources to the FCA Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excluded certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit from continuing operations, which was the most directly comparable measure included in the Consolidated Income Statement, to Adjusted EBIT. Operating assets were not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided.
The following tables summarize selected financial information by segment for the years ended December 31, 2020, 2019 and 2018:

	Mass-Market Vehicles
2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€60,322	€5,305	€2,381	€16,284	€1,384	€2,188	€(1,188)	€86,676
Revenues from transactions with other segments	(15)	(8)	(64)	(93)	(2)	(1,006)	1,188	—
Revenues from third party customers	€60,307	€5,297	€2,317	€16,191	€1,382	€1,182	€—	€86,676

Net profit from continuing operations								€24
Tax expense								€1,332
Net financial expenses								€988
Adjustments:
Impairment expense and supplier obligations(1)	€154	€161	€—	€266	€297	€5	€44	€927
Provision for U.S. investigation matters(2)	€—	€—	€—	€—	€—	€—	€222	€222
Restructuring costs, net of reversals	€32	€18	€—	€6	€3	€14	€—	€73
Gains on disposal of investments	€—	€—	€—	€—	€—	€(4)	€—	€(4)
Other(3)	€10	€—	€—	€(28)	€4	€130	€64	€180
Adjusted EBIT	€5,351	€6	€(116)	€(918)	€(232)	€(283)	€(66)	€3,742

Share of profit of equity method investees	€—	€—	€(160)	€333	€—	€10	€1	€184
______________________________________________________________________________________________________________________________
(1) Impairment expense and supplier obligations in Maserati, EMEA, LATAM and North America (refer to Note 2, Use of estimates - Recoverability of non-current assets with definite useful lives).
(2) Provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice, primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 25 - Guarantees granted, commitments and contingent liabilities).
(3) Other costs, primarily including costs incurred for the FCA-PSA merger and for litigation proceedings (refer to Note 25, Guarantees granted,commitments and contingent liabilities, for further details).

	Mass-Market Vehicles
2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€73,357	€8,461	€2,814	€20,571	€1,603	€3,009	€(1,628)	€108,187
Revenues from transactions with other segments	(20)	(12)	(52)	(105)	(11)	(1,428)	1,628	—
Revenues from third party customers	€73,337	€8,449	€2,762	€20,466	€1,592	€1,581	€—	€108,187

Net profit from continuing operations								€2,700
Tax expense								€1,321
Net financial expenses								€1,005
Adjustments:
Impairment expense and supplier obligations(1)(5)	€98	€—	€—	€441	€210	€—	€793	€1,542
Restructuring costs, net of reversal(2)(5)	€23	€127	€—	€(9)	€3	€—	€10	€154
Gains on disposal of investments	€—	€—	€—	€—	€—	€(15)	€—	€(15)
Brazilian indirect tax – reversal of liability/recognition of credits(3)	€—	€(164)	€—	€—	€—	€—	€—	€(164)
Other(4)(5)	€45	€4	€(4)	€(7)	€8	€7	€72	€125
Adjusted EBIT	€6,690	€501	€(36)	€(6)	€(199)	€(173)	€(109)	€6,668

Share of profit of equity method investees	€—	€—	€(126)	€318	€—	€15	€1	€208
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

	Mass-Market Vehicles
2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€72,384	€8,152	€2,703	€22,815	€2,663	€2,888	€(1,193)	€110,412
Revenues from transactions with other segments	(31)	(10)	(57)	(101)	(18)	(976)	1,193	—
Revenues from third party customers	€72,353	€8,142	€2,646	€22,714	€2,645	€1,912	€—	€110,412

Net profit from continuing operations								€3,330
Tax expense								€778
Net financial expenses								€1,056
Adjustments:
Charge recognized for U.S. diesel emission matters(1)	€—	€—	€—	€—	€—	€—	€748	€748
Impairment expense(2)	€16	€8	€11	€307	€—	€—	€11	€353
China inventory impairment(3)	€—	€—	€129	€—	€—	€—	€—	€129
Costs for recall, net of recovery - airbag inflators(4)	€114	€—	€—	€—	€—	€—	€—	€114
U.S. special bonus payment(5)	€109	€—	€—	€—	€—	€2	€—	€111
Restructuring costs, net of reversal(6)	€—	€(28)	€—	€123	€—	€8	€—	€103
Employee benefits settlement losses(7)	€92	€—	€—	€—	€—	€—	€—	€92
Port of Savona (Italy) fire and flood(8)	€—	€—	€—	€2	€11	€30	€—	€43
(Recovery of)/costs for recall - contested with supplier(9)	€(50)	€—	€—	€—	€—	€—	€—	€(50)
North America Capacity realignment(10)	€(60)	€—	€—	€—	€—	€—	€—	€(60)
Brazilian indirect tax – reversal of liability/recognition of credits(11)	€—	€(54)	€—	€—	€—	€(18)	€—	€(72)
Other	€1	€—	€—	€30	€—	€12	€20	€63
Adjusted EBIT	€6,230	€359	€(296)	€406	€151	€(40)	€(72)	€6,738

Share of profit of equity method investees	€—	€—	€(67)	€284	€—	€22	€1	€240
______________________________________________________________________________________________________________________________
(1) A provision of €748 million was recognized for costs related to final settlements reached on civil, environmental and consumer claims related to U.S. diesel emissions matters.
Refer to Note 25, Guarantees granted, commitments and contingent liabilities.
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
(5) Special bonus payment of $2,000 to approximately 60,000 employees in North America as a result of the U.S. Tax Cuts and Jobs Act.
(6) Restructuring costs primarily consisting of €123 million in EMEA, partially offset by the reversal of €28 million of previously recorded restructuring costs in LATAM.
(7) Charges arising on settlement of a portion of a supplemental retirement plan and an annuity buyout in North America. Refer to Note 19, Employee benefits liabilities.
(8) Costs in relation to the Port of Savona (Italy) flood and fire.
(9) Recovery of amounts accrued in 2016 in relation to costs for recall contested with a supplier.
(10) Reduction of costs in relation to the North America capacity realignment which were accrued in 2015.
(11) Credits recognized related to indirect taxes in Brazil.

Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31,
	2020	2019
	(€ million)
North America(1)	€39,240	€40,097
Italy	11,287	10,711
Brazil	2,811	4,064
Poland	531	684
Serbia	409	495
Other countries	1,007	1,320
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	€55,285	€57,371
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not FCA’s North America reporting segment.

29.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2020, Other non-cash items of €1,192 million primarily included €914 million impairment expense (refer to Note 2, Basis of preparation - Use of estimates) and €293 million costs recognized upon the utilization of regulatory credits, partially offset by €179 million related to the revaluation of investments accounted for by using the equity method and other amounts that were not individually material.
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
Operating activities
For the year ended December 31, 2020, net cash from operating activities of €9,183 million was primarily the result of: (i) net profit from continuing operations of €24 million adjusted to: (1) add back €5,143 million for depreciation and amortization expense, (2) €914 million of impairments (refer to Note 2, Basis of preparation - Use of estimates), (3) a €894 million change in deferred taxes (refer to Note 7, Tax Expense), (4) a €434 million net decrease in provisions, primarily as a result of lower sales incentive due to the decrease in dealers stock in North America, (5) the positive effect of the change in working capital of €2,559 million, which was primarily driven by (i) a decrease of €983 million in inventories primarily in EMEA, North America and Maserati, (ii) an increase of €565 million in trade payables, primarily due to increased payables for production in LATAM and capital expenditures in North America, (iii) a decrease of €366 million in trade receivables, primarily in EMEA and (iv) an increase of €645 million in other payables net of other receivables, reflecting primarily higher indirect and payroll taxes in North America and EMEA as well as higher advances from customers in LATAM.

For the year ended December 31, 2019, net cash from operating activities of €10,462 million was primarily the result of: (i) net profit from continuing operations of €2,700 million adjusted to: (1) to add back €5,445 million for depreciation and amortization expense, (2) €1,589 million of impairments (refer to Note 2, Basis of preparation - Use of estimates), (3) a €864 million change in deferred taxes, (4) a €1,744 million net decrease in provisions, including €0.5 billion of payments for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018, and warranty and incentive payments which exceeded the related accruals in North America, (5) €308 million of cash used by operating activities of discontinued operations and (6) for the positive effect of the change in working capital of €1,869 million, which was primarily driven by (i) an increase of €2,020 million in trade payables primarily in North America, largely due to capital expenditures, (ii) a decrease of €1,017 million in inventories primarily in EMEA and LATAM, which were partially offset by (iii) an increase of €1,268 million in other receivables net of other liabilities and payables, reflecting primarily higher indirect tax receivables in LATAM and lump sum payments of €446 million (U.S.$499 million) made in relation to the ratification of the UAW four-year collective bargaining agreement (refer to Note 25, Guarantees granted, commitments and contingent liabilities).
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
Investing activities
For the year ended December 31, 2020, net cash used in investing activities of €7,915 million was primarily the result of (i) €8,600 million of capital expenditures, including €2,640 million of capitalized development expenditures, partially offset by (ii) a decrease in receivables from financing activities of €396 million reflecting lower volumes in LATAM and EMEA and (iii) a decrease of €207 million in securities primarily held by FCA’s captive insurance company in North America.
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

Financing activities
For the year ended December 31, 2020, net cash from financing activities of €9,087 million resulted primarily from the draw down of the €6.3 billion Intesa Sanpaolo Credit Facility, the issuance of €3.5 billion notes under Medium Term Note programme and the €0.8 billion of loans with the European Investment Bank announced on March 18, 2020 and September 18, 2020. These were partially offset by the repayment of notes at maturity as well as other long-term and short-term debt. During the first half of 2020 the Revolving Credit Facilities of €6.25 billion and bilateral credit facilities of €1.2 billion were fully drawn dawn and then repaid by December 31, 2020, the related amounts are reflected within Proceeds and Repayments of other long-term debt in the Cash Flows Statement. Refer to Note 21, Debt for further information.
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
For the year ended December 31, 2018, net cash used in financing activities of €2,785 million was primarily the result of; (i) the voluntary prepayment in November 2018 of the outstanding principal and accrued interest of U.S.$1,009 million (€893 million) of FCA US's tranche B term loan maturing December 31, 2018 (the “Tranche B Term Loan due 2018”); and (ii) the repayment at maturity of two notes under the Medium Term Note Programme, one with a principal amount of €1,250 million and one with a principal amount of €600 million.
The following is a reconciliation of liabilities arising from financing activities for the year ended December 31, 2020 and 2019:

	Years ended December 31,
	2020	2019
	(€ million)
Total Debt at January 1(1)	€12,901	€15,597
Add: Derivative (assets)/liabilities and collateral at January 1	178	(151)
Total Liabilities from financing activities at January 1	€13,079	€15,446

Cash flows	9,087	(3,096)
Foreign exchange effects	(962)	9
Fair value changes	(48)	327
Changes in scope of consolidation	—	43
Transfer to (Assets)/Liabilities held for sale	—	(82)
Other changes(2)	(67)	432

Total Liabilities from financing activities at December 31	€21,089	€13,079
Less: Derivative (assets)/liabilities and collateral at December 31	(28)	178
Total Debt at December 31	€21,117	€12,901
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
Interest expense and taxes paid
During the years ended December 31, 2020, 2019 and 2018, the FCA Group paid interest of €722 million and received interest of €178 million, €860 million and €325 million, and €1,024 million and €308 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the years ended December 31, 2020, 2019 and 2018, the FCA Group made income tax payments, net of refunds, totaling €120 million, €341 million and €750 million, respectively.

Amounts relating to IFRS 16 recognized in Consolidated Statement of Cash Flows
During the year ended December 31, 2020 and 2019, the total cash outflow for leases recognized in accordance with IFRS 16 was €496 million and €381 million, respectively, of which €389 million and €299 million, respectively, related to cash payments for the principal portion of lease liabilities (recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €107 million and €82 million, respectively, related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).

30.	Qualitative and quantitative information on financial risks
The FCA Group was historically exposed to the following financial risks connected with its operations:
•credit risk, principally arising from its normal commercial relations with final customers and dealers, and its financing activities;
•liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;
•financial market risk (principally relating to exchange rates, interest rates and commodity prices), since the FCA Group operated at an international level in different currencies and used financial instruments which generated interest. FCA was also exposed to the risk of changes in the price of certain commodities and of certain listed shares.
These risks could significantly affect the FCA Group’s financial position and results and for this reason, the FCA Group systematically identified and monitored these risks in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.
Financial instruments held by the funds that managed FCA’s pension plan assets are not included in this analysis (refer to Note 19, Employee benefits liabilities).
The following section provides qualitative and quantitative disclosures on the effect that these risks could have upon the FCA Group. The quantitative data reported in the following does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that were assumed to take place.
Credit risk
Overall, the credit risk regarding the FCA Group’s trade receivables and receivables from financing activities was concentrated mainly in North America, EMEA and LATAM.
The maximum credit risk to which the FCA Group was potentially exposed at December 31, 2020 is represented by the carrying amounts of financial assets in the financial statements discussed in Note 15, Trade, other receivables and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties discussed in Note 25, Guarantees granted, commitments and contingent liabilities.
The FCA Group’s exposure to credit risk was influenced mainly by the individual characteristics of each counterparty. FCA monitored these exposures and established credit lines with single or homogeneous categories of counterparties.
Dealers and final customers for which the FCA Group provided financing were subject to specific assessments of their creditworthiness under a detailed scoring system. To mitigate this risk, the FCA Group could obtain financial and non-financial guarantees. These guarantees were further strengthened where possible by reserve of title clauses on financed vehicle sales to the sales network made by FCA Group financial service companies and on vehicles assigned under finance and operating lease agreements.

For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2020 and 2019, refer to Note 15, Trade, other receivables and tax receivables.
Even though FCA’s current securities and Cash and cash equivalents consisted of balances spread across various primary national and international banking institutions and money market funds that were measured at fair value, there was no exposure to sovereign debt securities at December 31, 2020 and 2019 which could lead to significant risk of repayment.
Liquidity risk
Liquidity risk represented the risk the FCA Group was unable to obtain the funds needed to carry out its operations and meet its obligations. Any actual or perceived limitations on FCA’s liquidity could affect the ability of counterparties to do business with the FCA Group or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.
The continuation of challenging economic conditions in the markets in which the FCA Group operated and the uncertainties that characterize the financial markets, necessitated special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity were important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.
The main factors that determined the FCA Group’s liquidity situation were the funds generated by or used in operating and investing activities, the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
The FCA Group adopted a series of policies and procedures whose purpose was to optimize the management of funds and to reduce liquidity risk as follows:
•centralizing the management of receipts and payments where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the FCA Group was present;
•maintaining a conservative level of available liquidity;
•diversifying the means by which funds were obtained and maintaining a continuous and active presence in the capital markets;
•obtaining adequate credit lines; and
•monitoring future liquidity on the basis of business planning.
The FCA Group managed liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash management and liquidity investment of the group were centrally coordinated in FCA’s treasury companies, with the objective of ensuring effective and efficient management of the FCA Group’s funds. These companies obtained funds in the financial markets from various funding sources.
Certain notes issued by FCA and its treasury subsidiaries included covenants which could be affected by circumstances related to certain subsidiaries; in particular, there were cross-default clauses which could accelerate repayments in the event that such subsidiaries failed to pay certain of their debt obligations.
Details of the repayment structure of the FCA Group’s financial assets and liabilities are provided in Note 15, Trade, other receivables and Tax receivables, Note 22, Other liabilities and Tax liabilities and in Note 21, Debt. Details of the repayment structure of derivative financial instruments are provided in Note 16, Derivative financial assets and liabilities.
We believe that FCA’s total available liquidity, in addition to the funds that will be generated from operating and financing activities, will enable us to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt at the natural due dates and ensure an appropriate level of operating and strategic flexibility.

Financial market risks
Due to the nature of FCA’s business, the group was exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity price risk.
The FCA Group’s exposure to foreign currency exchange rate risk arose both in connection with the geographical distribution of FCA’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.
The FCA Group’s exposure to interest rate risk arose from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates could have the effect of either increasing or decreasing the FCA Group’s Net profit, thereby indirectly affecting the costs and returns of financing and investing transactions.
FCA’s exposure to commodity price risk arose from the risk of changes in the price of certain raw materials and energy used in production. Changes in the price of raw materials could have a significant effect on the FCA Group’s results by indirectly affecting costs and product margins.
These risks could significantly affect the FCA Group’s financial position and results and for this reason, these risks were systematically identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with its established risk management policies.
The FCA Group’s policy permitted derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities, and not for speculative purposes.
The FCA Group utilized derivative financial instruments designated as fair value hedges mainly to hedge:
•the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and
•the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.
The FCA Group used derivative financial instruments as cash flow hedges for the purpose of pre-determining:
•the exchange rate at which forecasted transactions denominated in foreign currencies would be accounted for;
•the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and
•the price of certain commodities.
The foreign currency exchange rate exposure on forecasted commercial flows was hedged by foreign currency swaps and forward contracts. Interest rate exposures were usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities was generally hedged by using commodity swaps and commodity options. In addition, in order to manage the FCA Group’s foreign currency risk related to its investments in foreign operation, FCA entered into net investment hedges, in particular foreign currency swaps and forward contracts. Counterparties to these agreements were major financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 16, Derivative financial assets and liabilities.

Quantitative information on foreign currency exchange rate risk
The FCA Group was exposed to risk resulting from changes in foreign currency exchange rates, which could affect its earnings and equity. In particular:
•where an FCA Group company incurred costs in a currency different from that of its revenues, any change in exchange rates could affect the operating results of that company.
•the principal exchange rates to which the FCA Group was exposed are:
◦EUR/U.S.$, relating to sales and purchases in U.S.$ made by Italian companies (primarily for Maserati and Alfa Romeo vehicles) and to sales and purchases in Euro made by FCA US;
◦U.S.$/CAD, primarily relating to FCA Canada's sales of U.S. produced vehicles, net of FCA US sales of Canadian produced vehicles;
◦CNY, in relation to sales in China originating from FCA US and from Italian companies (primarily for Maserati and Alfa Romeo vehicles);
◦GBP, AUD, MXN, CHF, and ARS in relation to sales in the UK, Australian, Mexican, Swiss and Argentinian markets;
◦PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;
◦JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan; and
◦U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
The FCA Group’s policy was to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming 12 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge the exposure resulting from firm commitments unless not deemed appropriate.
FCA Group companies could have trade receivables or payables denominated in a currency different from their respective functional currency. In addition, in a limited number of cases, it could be convenient from an economic point of view, or it could be required under local market conditions, for FCA Group companies to obtain financing or use funds in a currency different from their respective functional currency. Changes in exchange rates could result in exchange gains or losses arising from these situations. The FCA Group’s policy was to hedge, whenever deemed appropriate, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the respective FCA Group companies' functional currency.
Certain of the FCA Group’s companies were located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China, Australia and South Africa. As the FCA Group's reporting currency was the Euro, the income statements of those entities that had a reporting currency other than the Euro were translated into Euro using the average exchange rate for the period. In addition, the assets and liabilities of those consolidated companies were translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates were recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates could lead to effects on the translated balances of revenues, costs and assets and liabilities reported in Euro, even when corresponding items were unchanged in the respective local currency of these companies.
The FCA Group monitored its principal exposure to conversion exchange risk and, in certain circumstances, entered into derivatives for the purpose of hedging the specific risk.
There were no substantial changes in 2020 in the nature or structure of exposure to foreign currency exchange rate risk or in the FCA Group’s hedging policies.

The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2020 resulting from a 10 percent change in the exchange rates would have been approximately €1,557 million (€991 million at December 31, 2019).
This analysis assumes that a hypothetical, unfavorable 10 percent change in exchange rates as at year-end is applied in the measurement of the fair value of derivative financial instruments. Receivables, payables and future trade flows whose hedging transactions have been analyzed were not included in this analysis. It is reasonable to assume that changes in market exchange rates would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Quantitative information on interest rate risk
The manufacturing companies and treasuries of the FCA Group made use of external borrowings and invested in monetary and financial market instruments. In addition, FCA Group companies sold receivables resulting from their trading activities on a continuing basis. Changes in market interest rates could affect the cost of the various forms of financing, including the sale of receivables, or the return on investments and the employment of funds, thus negatively impacting the net financial expenses incurred by the FCA Group.
In addition, the financial services companies provided loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differed from those of the variability of the cost of the financing obtained, changes in the current level of interest rates could affect the operating result of those companies and the FCA Group as a whole.
In order to manage these risks, the FCA Group used interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the objective of mitigating, under economically acceptable conditions, the potential variability of interest rates on the FCA Group's Net profit.
In assessing the potential impact of changes in interest rates, the FCA Group segregated fixed rate financial instruments (for which the impact was assessed in terms of fair value) from floating rate financial instruments (for which the impact was assessed in terms of cash flows).
The fixed rate financial instruments used by the FCA Group consisted principally of part of the portfolio of the financial services companies (principally customer financing and financial leases) and part of debt (including subsidized loans and notes).
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2020, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €29 million (approximately €68 million at December 31, 2019).
Floating rate financial instruments consisted principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables was also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2020, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €12 million (€23 million at December 31, 2019).
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

Quantitative information on commodity price risk
The FCA Group entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2020, a hypothetical 10 percent change in the price of the commodities at that date would have caused a fair value loss of €122 million (€55 million at December 31, 2019). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

31.	Subsequent events
The Group has evaluated subsequent events through March 4, 2021, which is the date the financial statements were authorized for issuance.
Merger of Groupe PSA and FCA
Timeline of the merger and business combination date
On December 17, 2019, FCA and PSA entered into a combination agreement providing for the combination of FCA and PSA through a cross-border merger, with FCA as the surviving legal entity in the merger (“Stellantis”).
On September 14, 2020, FCA and PSA agreed to amend the combination agreement. According to the combination agreement amendment, the FCA Extraordinary Dividend, to be paid to former FCA shareholders was reduced to €2.9 billion, with PSA’s 46 percent stake in Faurecia planned to be distributed to all Stellantis shareholders promptly after closing following approval of the Stellantis board and shareholders.
On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger. The conditions agreed to as part of the regulatory clearance do not have a material impact on the cash flows or financial positions for PSA.
On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, January 17, 2021 is the acquisition date for the business combination.
On January 29, 2021, the approximately €2.9 billion extraordinary dividend was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.
Identification of the accounting acquirer
In 2021, the merger will be accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA’s management determined that PSA is the acquirer for accounting purposes and as such, the merger will be accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, which is composed of eleven directors, six of whom are to be nominated by PSA, PSA shareholders or PSA employees, or are current PSA executives, (ii) the combined group’s first CEO, who is vested with the full authority to individually represent the combined group, and was the president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA.

Computation of the consideration transferred
PSA shareholders received 1.742 FCA common shares for each PSA ordinary share held immediately prior to the merger as consideration in connection with the merger, which represented 1,545,220,196 shares. However, as required by IFRS 3, the consideration transferred is calculated as if PSA, as the accounting acquirer, issued shares to the shareholders of the accounting acquiree, FCA. The value of the consideration transferred has been measured based on the closing price of PSA’s shares of €21.85 per share on January 15, 2021, which was the final share price of PSA prior to the acquisition date. The number of PSA shares that PSA is deemed to issue to FCA shareholders under reverse acquisition accounting provides the former FCA shareholders with the same ownership in the combined group as obtained in the merger. Based on the number of shares of FCA and PSA that are issued and outstanding as of January 16, 2021, the respective percentages of ownership of PSA and the former FCA shareholders are as follows:

	Number of shares issued and outstanding as of January 16, 2021		Exchange ratio	Adjusted number of shares on completion (i.e. Stellantis shares)		Exchange ratio	Deemed number of shares for consideration transferred calculation
	(a)		(b)	(c) = (a)*(b)		(d)	(e) = (c)/(d)
PSA	887,038,000	(1)	1.742	1,545,220,196	49.53%	1.742	887,038,000	49.53%
FCA	1,574,714,499	(2)	1	1,574,714,499	50.47%	1.742	903,969,288	50.47%
Total				3,119,934,695			1,791,007,288
________________________________________________________________________________________________________________________________________________
(1) Number of shares as of January 16, 2021, net of 7,790,213 treasury shares.
(2) The number of shares as of January 16, 2021 includes 7,195,225 shares that vested during 2020 in connection with FCA’s Equity Incentive Plan
In addition to the above, in line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, included within consideration transferred is a portion of the fair value of the share-based awards to former FCA employees. As a result of the merger, each outstanding FCA PSU award and each outstanding FCA RSU award has been replaced by Stellantis RSU awards, which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the FCA PSU Adjusted EBIT and PSU TSR awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. The portion of the fair value of the share-based payment awards that is included in the consideration transferred has been determined by multiplying the fair value of the original FCA awards as of January 16, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.
The computation of the consideration transferred under reverse acquisition accounting is summarized as follows:

Number of shares of PSA deemed to be issued to FCA shareholders under reverse acquisition accounting	Number of shares	903,969,288
Market price of PSA shares as of January 15, 2021	€	€21.85
Fair value of common shares deemed to be issued to FCA shareholders as of January 15, 2021	€ million	19,752
Additional consideration for share-based compensation	€ million	85
Consideration transferred	€ million	€19,837
Purchase Accounting
The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 - Fair Value Measurement (“IFRS 13”) and requires, among other things, most of the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date. As a result, the acquisition method of accounting will be applied and the assets and liabilities of FCA will be recorded at their respective fair values, with limited exceptions as permitted by IFRS 3. Any excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed will be recorded as goodwill. PSA’s assets and liabilities together with PSA’s operations will continue to be recorded at their pre-merger historical carrying values for all periods presented in the consolidated financial statements of Stellantis. Following the completion of the merger, the earnings of the combined group will reflect the impacts of purchase accounting adjustments, including any changes in amortization and depreciation expense for acquired assets.

The purchase price allocation process is still at a preliminary stage due to the proximity of the acquisition date to the date of the issuance of the financial statements, and as such, certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for these measurements to be made. The fair values, with limited exceptions as provided under IFRS 3, assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period provided for by IFRS 3.
Faurecia distribution
Following agreement between FCA and PSA, PSA announced on October 29, 2020 the sale of approximately 9.7 million ordinary shares of Faurecia, representing approximately 7 percent of Faurecia’s outstanding share capital, with proceeds of approximately €308 million. This sale was recorded as an equity transaction. According to the combination agreement amendment, PSA’s 39.34 percent stake in Faurecia as well as the proceeds from the 7 percent sale are intended to be distributed to all Stellantis shareholders promptly after the closing of the merger. At December 31, 2020, Faurecia continues to be consolidated within continuing operations of PSA’s consolidated financial statements, as PSA concluded that Faurecia was not readily available for distribution until the merger was approved by PSA and FCA shareholders.
On January 12, 2021, PSA (i) converted the manner in which it holds its remaining Faurecia ordinary shares resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) caused its representatives on the board of directors of Faurecia to resign effective January 11, 2021. As a result of its loss of control over Faurecia on January 12, 2021, PSA will discontinue the consolidation of Faurecia, will recognize a gain of approximately €0.5 billion before tax and Faurecia will be reported retrospectively as a discontinued operation in 2021 until Faurecia is distributed by Stellantis. The remaining 39.34 percent investment in Faurecia will be accounted for as an investment in a non-consolidated entity measured at fair value under IFRS 9.
On January 25, 2021, the extraordinary general meeting of shareholders (“EGM”) was convened, in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia and up to €308 million which are the proceeds received by PSA from the sale of ordinary shares of Faurecia in November 2020. The EGM will be held on March 8, 2021.
Anti-dilution adjustments - PSU awards and RSU awards
In December 2020, the FCA Compensation Committee approved the methodology to calculate the conversion factor of 1.144605 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share as a result of the payment of an extraordinary cash distribution to holders of FCA common shares on January 29, 2021 (January 14, 2021 ex-dividend date). There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

OTHER INFORMATION
ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE
Independent Auditor’s Report
The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands, is set forth following this Annual Report.
Dividends
Dividends will be determined in accordance with the article 29 of the Articles of Association of Stellantis N.V. The relevant provisions of the Articles of Association read as follows:
Reserves and profits
1.The company shall maintain a special capital reserve to be credited against the share premium reserve exclusively for the purpose of facilitating any issuance or cancellation of special voting shares (the "special capital reserve"). Without prejudice to the next sentence, no distribution shall be made from the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
2.The company shall maintain a separate dividend reserve for the special voting shares (the "special voting shares dividend reserve"). The special voting shares shall not carry any entitlement to any other reserve of the company. Distributions from the special voting shares dividend reserve shall be made exclusively to the holders of special voting shares in proportion to the aggregate nominal value of their special voting shares. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.
3.From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
4.The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all special voting shares outstanding at the end of the financial year to which the annual accounts pertain. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
5.Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of profits on the common shares only, subject to the provision of Article 29.6.
6.The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
7.The company shall only have power to make distributions to shareholders and other Persons entitled to distributions to the extent the company's equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and these Articles of Association. No distribution of profits or other distributions may be made to the company itself for shares that the company holds in its own share capital.

8.The Board of Directors, or the general meeting of shareholders upon a proposal of the Board of Directors, may resolve to make distributions from the company's share premium reserve or from any other reserve (other than the special capital reserve, to which Article 29.1 applies), provided that payments from the reserves other than the special voting shares dividend reserve may only be made to the holders of common shares.
9.The Board of Directors may resolve to make one or more interim distributions, provided that the requirements of Article 29.7 are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 DCC, taking into account Article 29.4. The provisions of Articles 29.2 and 29.3 shall apply mutatis mutandis.
10.The Board of Directors, or the general meeting of shareholders upon a proposal of the Board of Directors, may resolve that distributions shall be made other than in cash, including, without limitation, in the form of common shares or shares in another listed company, provided that, in case of a distribution of common shares, the Board of Directors is designated as the body competent to pass a resolution for the issuance of common shares in accordance with Article 7. The Board of Directors may also resolve that distributions will be made payable either in euro or in another currency.
11.Distributions of profits and other distributions shall be made payable in the manner and at such date(s) and notice thereof shall be given as the Board of Directors, or the general meeting of shareholders upon a proposal of the Board of Directors shall determine.
12.Distributions of profits and other distributions, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.
Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers
In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the “Decree”), the Company makes the following disclosures:
a.For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 14, Equity to the Company Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at December 31, 2020, the issued share capital of the Company consisted of 1,574,714,499 common shares, representing approximately 75.9 percent of the aggregate issued share capital, and 449,618,514 special voting shares, representing approximately 24.1 percent of the aggregate issued share capital.
b.The Articles of Association do not provide for transfer restrictions for common shares but do provide for transfer restrictions for special voting shares (Article 14). On December 17, 2019, the Company entered into shareholder undertaking agreements with each of Exor, Bpifrance, Lion Participations, EPF and FFP. In these agreements, each of these shareholders agreed to not transfer any of their Stellantis common shares during a period of three years following the Effective Time, subject to certain exceptions.
c.For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the section “Major Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3 percent or more at the stated date.
d.No special control rights or other rights accrue to shares in the capital of the Company.

e.The Company does not operate an employee share participation scheme as mentioned in article 1 sub 1(e) of the Decree.
f.No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.
g.The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.
h.The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of two years after appointment, with such a period expiring immediately after the close of the first annual general meeting of shareholders held two years following the appointment. The initial term of John Elkann, Carlos Tavares, Robert Peugeot and Henri de Castries is five years, started at January 17, 2021 and ending immediately after the close of the first annual general meeting of shareholders held after five years have lapsed since the appointment of the relevant director. The other Directors of the current Board of Directors, are appointed for a term of four years, started at January 17, 2021 and ending immediately after the close of the first annual general meeting of shareholders held after four years have lapsed since the appointment of the relevant director. The general meeting of shareholders has the power to suspend or dismiss any member of the Board of Directors at any time. The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors.
i.At the general meeting of shareholders held on January 4, 2021, it was resolved to amend the Articles of Association to irrevocable authorize the Board of Directors, for a period of 3 years as of the Effective Time: (a) to issue Stellantis common shares or grant rights to subscribe for such shares (i) up to 10 percent of Stellantis’s issued common share capital as at the Effective Time for general purposes, and (ii) up to an additional 10 percent of Stellantis’s issued common share capital as at the Effective Time in connection with the acquisition of an enterprise or a corporation, or as otherwise deemed necessary by the Board of Directors and (b) to limit or exclude the pre-emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under (a). The authorizations of the Board of Directors to issue Stellantis common shares and to grant rights to subscribe for Stellantis common shares, and to limit or exclude pre-emptive rights in that regard, granted at the general meeting of shareholders held on June 26, 2020, have lapsed as of the Governance Effective Time. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. In addition, the Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 9 of the Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the 2020 annual general meeting of shareholders (June 26, 2020) at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be), for a period of 18 months from the date of the 2020 annual general meeting of shareholders (June 26, 2020) and therefore up to and including December 25, 2021.

j.The Company is not a party to any significant agreements which will take effect, be altered or terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.
k.Under the terms of the Company’s Equity Incentive Plan (“EIP”) and employment agreements entered into with certain executive officers, executives may be entitled to receive severance payments of up to two times annual cash compensation and accelerated vesting of awards under the EIP if, within twenty-four (24) months of a Change of Control (as defined therein), the executive’s employment is involuntarily terminated by the Company (other than for Cause -as defined therein-) or is terminated by the participant for Good Reason (as defined therein).

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under FCA’s significant contractual commitments as of December 31, 2020:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€17,414	€1,713	€11,232	€2,180	€2,289
Interest on Long-term debt(2)	1,738	591	711	253	183
Lease liabilities(3)	2,280	419	504	364	993
Short-term leases and Low-value assets obligations(4)	60	39	18	3	—
Unconditional minimum purchase obligations(5)	1,135	562	378	168	27
Purchase obligations(6)	2,371	2,041	330	—	—
Pension contribution requirements(7)	481	481	—	—	—
Total	€25,479	€5,846	€13,173	€2,968	€3,492
______________________________________________________________________________________________________________________________
(1) Amounts presented related to the principal amounts of long-term debt and exclude the related interest expense that would be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 21, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(2) Amounts included interest payments based on contractual terms and current interest rates on FCA’s debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2020.
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in FCA’s business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 21, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(4) Short-term leases and Low-value assets mainly related to leases for commercial and industrial properties, machinery and equipment used in FCA’s business. The amounts reported above included the minimum rental and payment commitments due under such leases.
(5) Unconditional minimum purchase obligations related to FCA’s unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of FCA’s business, FCA entered into various arrangements with key suppliers in order to establish strategic and technological advantages.
(6) Purchase obligations were comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €935 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various FCA Group companies, in an aggregate amount of approximately €1,009 million, and (iii) commitments to purchase intangible assets relating to regulatory emissions credits for an aggregate amount of approximately €427 million.
(7) Pension contribution requirements were based on the estimate of FCA’s minimum funding requirements under FCA’s funded pension plans. FCA could elect to make contributions in excess of the minimum funding requirements. The FCA Group contributions to pension plans for 2021 are expected to be €1,087 million, of which €1,060 million relate to the U.S. and Canada, with €606 million being discretionary contributions and €454 million will be made to satisfy minimum funding requirements. FCA’s minimum funding requirements after 2021 would depend on several factors, including investment performance and interest rates. Therefore, the above excluded payments beyond 2021, since FCA could not predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 19, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for the FCA Group's pension plans and for the FCA Group's unfunded health care and life insurance plans.
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above did not include payments for product warranty and recall campaign costs. FCA issued various types of product warranties under which FCA generally guaranteed the performance of products delivered for a certain period of time. The estimated future costs of product warranties were principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the FCA Group’s vehicles. FCA also periodically initiated voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to the vehicles that we sell. In North America, FCA accrued estimated costs for recalls at the time of sale, which were based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally was not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors were accrued at the time when they were probable and reasonably estimable, which typically occurred once it is determined a specific recall campaign is approved and is announced. Estimates of the future costs of all these actions were inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It was reasonably possible that the ultimate costs of these services and recall actions could require FCA to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2020, FCA’s product warranty and recall campaigns provision was €5,716 million.

Significant Vehicle Assembly Plants
The following table provides information about FCA’s significant vehicle assembly plants as of December 31, 2020, excluding joint ventures, of which the largest by region are Warren Truck (U.S.), Betim (Brazil) and Mirafiori (Italy).
Each of the assembly plants listed below have a covered area of more than 100,000 square meters:

Country	Location
North America
U.S.	Warren Truck, Michigan
U.S.	Sterling Heights, Michigan
U.S.	Belvidere, Illinois
U.S.	Toledo North, Ohio
U.S.	Detroit Assembly Complex - Jefferson, Michigan
U.S.	Detroit Assembly Complex - Mack, Michigan
U.S.	Toledo South, Ohio
Mexico	Toluca, Estado de México
Mexico	Saltillo Truck, Coahuila
Mexico	Saltillo Van, Coahuila
Canada	Windsor, Ontario
Canada	Brampton, Ontario
LATAM
Brazil	Betim, Minas Gerais
Brazil	Goiana, Pernambuco
Argentina	Cordoba
EMEA
Italy	Turin (Mirafiori)
Italy	Cassino
Italy	Pomigliano
Italy	Melfi
Italy	Grugliasco (AGAP)
Poland	Tychy
Serbia	Kragujevac
FCA had three vehicle assembly plants for Maserati in Italy (including two plants owned by FCA Italy), thirteen plants for Comau and six for Teksid, (including four classified as held for sale, refer to Note 3, Scope of consolidation included within the Consolidated financial statements included elsewhere in this report).

Refer to "About this Report" included elsewhere in this report for further detail on the PSA information presented below:
The following were PSA’s assembly plants as at December 31, 2020:

Country	Location
Argentina	Buenos Aires
Brazil	Porto Real
France	Hordain
France	Mulhouse
France	Poissy
France	Rennes
France	Sochaux
Germany	Eisenach
Germany	Rüsselsheim
Morocco	Kenitra
Poland	Gliwice
Portugal	Mangualde
Slovakia	Trnava
Spain	Madrid
Spain	Vigo
Spain	Zaragoza
UK	Ellesmere Port
UK	Luton

Our Share Information
On January 18, 2021, Stellantis common shares began trading on the MTA and Euronext Paris under the symbol “STLA” and on January 19, 2021 on the NYSE under the symbol “STLA”. Until then, and since October 13, 2014, the common shares of FCA were traded on the NYSE under the symbol “FCAU” and on the MTA under the symbol “FCA”.
Dividend Policy
Refer to Note 26, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed special cash distribution to holders of Stellantis common shares.
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends above.
Related Party Transactions
In addition to the FCA Group related party transactions described in Note 24, Related party transactions, from January 16, 2021 (i.e. the date of the merger), the following is a description of the additional related party transactions for the Stellantis Group that were in place in former Groupe PSA:
•Sales and purchase transactions carried out between PSA and PSA’s historic equity method companies;
•Fleet sales to the French public administration and companies under its control;
•Sales and assignments to companies in partnership with Santander, including vehicle buy-back sales; and
•Purchases, under the logistics and transportation service agreements with Gefco.
Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as FCA’s independent registered public accounting firm for the years ended December 31, 2020 and 2019. FCA incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2020 and 2019, respectively:

	Years Ended December 31,
(€ thousands)	2020	2019
Audit fees	€18,849	€16,670
Audit-related fees	169	138
Tax fees	479	54
Total	€19,497	€16,862
“Audit fees” were the aggregate fees billed by the Ernst & Young Entities for the audit of FCA’s consolidated annual financial statements, reviews of interim financial statements and attestation services that were provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” were fees charged by the Ernst & Young Entities for assurance and related services that were reasonably related to the performance of the audit or review of FCA’s financial statements and were not reported under “Audit fees”. This category comprised fees for agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax fees” were fees charged by the Ernst & Young Entities primarily for activities related to tax refunds claims and tax compliance in different jurisdictions.

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

Taxation
Material U.S. Federal Income Tax Consequences
This section describes the material U.S. federal income tax consequences to U.S. Shareholders (as defined below) of owning Stellantis stock. When we refer to Stellantis, we refer to Stellantis or to former FCA, as applicable. It applies solely to persons that hold shares as capital assets for U.S. federal income tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to holders in light of their individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income. This section does not apply to members of a special class of holders subject to special rules, including:
•a dealer in securities or foreign currencies;
•a regulated investment company;
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•a tax-exempt organization;
•a bank, financial institution, or insurance company;
•a person liable for alternative minimum tax;
•a person that actually or constructively owns 10 percent or more of the combined voting power of the voting stock of Stellantis or of the total value of the stock of Stellantis;
•a person that holds shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes;
•a person that acquired shares pursuant to the exercise of employee stock options or otherwise as compensation; or
•a person whose functional currency is not the U.S. Dollar.
This section is based on the Internal Revenue Code of 1986, as amended, the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for U.S. federal income tax purposes holding shares should consult its tax advisors with regard to the U.S. federal income tax treatment of the ownership of Stellantis stock.
No statutory, judicial or administrative authority directly discusses how the ownership of Stellantis stock should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the ownership of Stellantis stock are uncertain. Shareholders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of Stellantis stock in their particular circumstances.
For the purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of shares that is:
•an individual that is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or

•a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
Tax Consequences of Owning Stellantis Stock
Taxation of Dividends
Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. Shareholder must include in its gross income the gross amount of any dividend paid by Stellantis to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Stellantis’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. Shareholder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, stock of Stellantis is treated as stock of a qualified foreign corporation if such stock is listed on an established securities market in the United States. The common shares of Stellantis are listed on the NYSE. Accordingly, subject to the discussion of PFIC taxation below, dividends Stellantis pays with respect to the shares will constitute qualified dividend income, assuming the holding period requirements are met.
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
Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Shareholder’s basis in the shares of Stellantis stock, causing a reduction in the U.S. Shareholder’s adjusted basis in Stellantis stock, and thereafter as capital gain.
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Shareholder as a credit is limited to the amount of the U.S. Shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Stellantis will be foreign source income and depending on the circumstances of the U.S. Shareholder, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Shareholder.
Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In certain circumstances, U.S. Shareholders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. Shareholder’s ability to use foreign tax credits. Stellantis does not believe that it is 50 percent or more owned by U.S. persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that Stellantis may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code. U.S. Shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains
Subject to the discussion of PFIC taxation below, a U.S. Shareholder that sells or otherwise disposes of its Stellantis common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. Shareholder realizes and the U.S. Shareholder’s tax basis in those shares. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
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
If a U.S. Shareholder receives special voting shares after requesting all or some of the number of its Stellantis common shares be registered on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of special voting shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of Stellantis and an increase in the proportionate interest of other shareholders of Stellantis in Stellantis’s assets or earnings and profits. It is possible that the distribution of special voting shares to a U.S. Shareholder that has requested all or some of the number of its Stellantis common shares be registered on the Loyalty Register and a distribution of cash in respect of Stellantis common shares could be considered together to constitute a “disproportionate distribution.” Unless Stellantis has not paid cash dividends in the 36 months prior to a U.S. Shareholder’s receipt of special voting shares and Stellantis does not intend to pay cash dividends in the 36 months following a U.S. Shareholder’s receipt of special voting shares, Stellantis intends to treat the receipt of special voting shares as a distribution that is subject to tax as described above in “Consequences of Owning Stellantis Stock—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the special voting shares received. For the reasons stated above, Stellantis believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the dividend) as determined by Stellantis is incorrect.

Ownership of Special Voting Shares
Stellantis believes that U.S. Shareholders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Stellantis believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Shareholders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. Shareholder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Stellantis therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Shareholders of special voting shares other than a U.S. Shareholder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting structure is unclear and because Stellantis’s determination is not binding on the IRS, it is possible that the IRS could disagree with Stellantis’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.
Disposition of Special Voting Shares
The tax treatment of a U.S. Shareholder that has its special voting shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Shareholder would recognize a loss to the extent of the U.S. Shareholder’s basis in its special voting shares, which should equal (i) if the special voting shares were received in connection with the 2014 Merger, the basis allocated to the special voting shares, and (ii) if the special voting shares were received after the requisite holding period on the Loyalty Register, the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Shareholder has held its special voting shares for more than one year. It is also possible that a U.S. Shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead a U.S. Shareholder should increase the basis in its Stellantis common shares by an amount equal to the basis in its special voting shares. Such basis increase in a U.S. Shareholder’s Stellantis common shares would decrease the gain, or increase the loss, that a U.S. Shareholder would recognize upon the sale or other taxable disposition of its Stellantis common shares.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING STRUCTURE IS UNCLEAR AND U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.
PFIC Considerations—Consequences of Holding Stellantis Stock
Stellantis believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to uncertainty and change as a result of the recent Merger. As discussed in greater detail below, if shares of Stellantis stock were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of shares of Stellantis stock would not be treated as capital gain, and a U.S. Shareholder would be treated as if such U.S. Shareholder had realized such gain and certain “excess distributions” ratably over the U.S. Shareholder’s holding period for its shares of Stellantis stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Shareholder’s shares of Stellantis stock would be treated as stock in a PFIC if Stellantis were a PFIC at any time during such U.S. Shareholder’s holding period in the shares. Dividends received from Stellantis would not be eligible for the special tax rates applicable to qualified dividend income if Stellantis were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. holder held shares of Stellantis stock in such year) but instead would be taxable at rates applicable to ordinary income.

Stellantis would be a PFIC with respect to a U.S. Shareholder if for any taxable year in which the U.S. Shareholder held shares of Stellantis stock, after the application of applicable “look-through rules”:
•75 percent or more of Stellantis’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Stellantis is not a PFIC. Moreover, no assurance can be given that Stellantis would not become a PFIC for any future taxable year if there were to be changes in Stellantis’s assets, income or operations.
If Stellantis were to be treated as a PFIC for any taxable year (and regardless of whether Stellantis remains a PFIC for subsequent taxable years), each U.S. Shareholder that is treated as owning Stellantis stock for purposes of the PFIC rules (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. Shareholder on Stellantis stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Shareholder in the three preceding taxable years or, if shorter, the portion of the U.S. Shareholder’s holding period for the Stellantis stock that preceded the taxable year of the distribution) and (b) on any gain from the disposition of Stellantis stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Shareholder’s holding period of the Stellantis stock, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Stellantis.
If Stellantis were to be treated as a PFIC for any taxable year and provided that Stellantis common shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, which Stellantis believes will be the case, a U.S. Shareholder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the Stellantis common shares at the close of any taxable year over the U.S. Shareholder’s adjusted tax basis in the Stellantis common shares is included in the U.S. Shareholder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Shareholder’s adjusted tax basis at the close of any taxable year over the fair market value of the Stellantis common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Shareholder included in income in prior years. A U.S. Shareholder’s tax basis in Stellantis common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Stellantis common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Stellantis common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Shareholder. It is not expected that the special voting shares would be treated as “marketable stock” and eligible for the mark-to-market election.
The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. Shareholder makes a valid “qualified electing fund” election, or QEF election, which, among other things, would require a U.S. Shareholder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, Stellantis does not intend to provide information to its shareholders that would be required to make such election effective.
A U.S. Shareholder which holds Stellantis stock during a period when Stellantis is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Shareholder’s holding of Stellantis stock, even if Stellantis ceases to be a PFIC, subject to certain exceptions for U.S. Shareholders which made a mark-to-market or QEF election. U.S. Shareholders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Stellantis were determined to be a PFIC.

Information with Respect to Foreign Financial Assets
Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000, (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. Shareholders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Stellantis stock.
Backup Withholding and Information Reporting
Information reporting requirements for a non-corporate U.S. Shareholder, on IRS Form 1099, will apply to:
•dividend payments or other taxable distributions made to such U.S. Shareholder within the U.S.; and
•the payment of proceeds to such U.S. Shareholder from the sale of Stellantis stock effected at a U.S. office of a broker.
Additionally, backup withholding (currently at a 24 percent rate) may apply to such payments to a non-corporate U.S. Shareholder that:
•fails to provide an accurate taxpayer identification number;
•(in the case of dividends) is notified by the IRS that such U.S. Shareholder has failed to report all interest and dividends required to be shown on such U.S. Shareholder’s federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.
A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.
Material Netherlands Tax Consequences
This section solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of Stellantis common shares and, if applicable, Stellantis special voting shares by non-resident holders of such shares (as described below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares. Tax matters are complex and the tax consequences to a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the Dutch tax consequences of acquiring, owning and disposing of Stellantis common shares and, if applicable, Stellantis special voting shares in their particular circumstances, including the applicability and effect of Dutch tax laws.
Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.
This section assumes that Stellantis is organized and that its business will be conducted such that Stellantis is considered to be a resident of the Netherlands for purposes of the tax treaty between the Netherlands and any other jurisdiction. A change to the organizational structure or to the manner in which Stellantis conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.
This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this description is based is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.

The summary in this Dutch taxation section does not address the Dutch tax consequences for a non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares who:
i.is a person who may be deemed an owner of Stellantis common shares and, if applicable, Stellantis special voting shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;
ii.is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Stellantis common shares, and, if applicable, Stellantis special voting shares;
iii.is an investment institution as defined in the Dutch Corporation Tax Act 1969;
iv.is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;
v.owns Stellantis common shares, and, if applicable, Stellantis special voting shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;
vi.has a substantial interest in Stellantis or a deemed substantial interest in Stellantis for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person, either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes, owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of Stellantis, or rights to acquire, directly or indirectly, such an interest in the shares of Stellantis or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of Stellantis, or (b) such person’s shares, rights to acquire shares or profit participating certificates in Stellantis are held by him following the application of a non-recognition provision. The Stellantis common shares and the Stellantis special voting shares are considered to be separate classes of shares; or
vii.is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.
Scope of the summary
The summary of Dutch taxes set out in this section “Material Dutch tax consequences” only applies to a holder of Stellantis common shares and, if applicable, Stellantis special voting shares who is a non-resident holder of such shares (as described below).
For the purpose of this summary a holder of Stellantis common shares and, if applicable, Stellantis special voting shares is a non-resident holder of such shares if such holder is neither a resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax or corporation tax as the case may be.
Taxes on income and capital gains
Non-resident holders of Stellantis common shares and, if applicable, Stellantis special voting shares
Individuals
A non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis common shares and, if applicable, Stellantis special voting shares, except if:
i.he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Stellantis common shares and, if applicable, Stellantis special voting shares are attributable to such permanent establishment or permanent representative; or

ii.he derives benefits or is deemed to derive benefits from or in connection with Stellantis common shares and, if applicable, Stellantis special voting shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.
iii.he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Stellantis common shares and, if applicable, Stellantis special voting shares are attributable.
Corporate entities
A non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity. A non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis common shares and, if applicable, Stellantis special voting shares, except if:
i.it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Stellantis common shares and, if applicable, Stellantis special voting shares are attributable; or
ii.it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Stellantis common shares and, if applicable, Stellantis special voting shares are attributable.
General
A non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of Stellantis common shares and, if applicable, Stellantis special voting shares or the performance by Stellantis of its obligations under such documents or under the Stellantis common shares and, if applicable, Stellantis special voting shares.
Dividend withholding tax
Stellantis is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares individual circumstances.
The concept "dividends distributed by Stellantis" as used in this Dutch section paragraph includes, but is not limited to, the following:
•distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognised as paid-in for Dutch dividend withholding tax purposes;
•liquidation proceeds and proceeds of repurchase or redemption of Stellantis common shares and, if applicable, Stellantis special voting shares in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes;
•the par value of Stellantis common shares and, if applicable, Stellantis special voting shares issued by Stellantis to a holder of Stellantis common shares and, if applicable, Stellantis special voting shares or an increase of the par value of Stellantis common shares or Stellantis special voting shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

•partial repayment of capital, recognised as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of Stellantis' shareholders has resolved in advance to make such repayment and (b) the par value of the Stellantis common shares or Stellantis special voting shares concerned, as the case may be, has been reduced by an equal amount by way of an amendment to Stellantis' articles of association.
Gift and inheritance taxes
No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Stellantis common shares and, if applicable, Stellantis special voting shares by way of gift by, or upon the death of, a holder of Stellantis common shares and, if applicable, Stellantis special voting shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Stellantis common shares and, if applicable, Stellantis special voting shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.
For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Stellantis common shares and, if applicable, Stellantis special voting shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.
Value Added Tax
No Dutch value added tax will arise in respect of any payment in consideration for the issue of Stellantis common shares and, if applicable, Stellantis special voting shares.
Registration taxes and duties
No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with a transfer of Stellantis common shares and, if applicable, Stellantis special voting shares.

Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Stellantis N.V.
1.2
English translation of the Deed of Incorporation of Stellantis N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act
Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Stellantis N.V., have not been filed as exhibits to this Form 20-F. Stellantis N.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Stellantis N.V. and its consolidated subsidiaries.
4.1	Fiat Chrysler Automobiles N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.2	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.3
Undertaking Letter, dated December 17, 2019, by and between Exor N.V. and Fiat Chrysler Automobiles N.V. (incorporated by reference to Exhibit 4.4 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.4
Undertaking Letter, dated December 17, 2019, by and among Establissements Peugeot Freres S.A., FFP S.A. and Peugeot S.A. (incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.5
Undertaking Letter, dated December 17, 2019, by and among Dongfeng Motor Group Company Ltd., Dongfeng Motor (Hong Kong) International Co Ltd. and Peugeot S.A. (incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.6
Undertaking Letter, dated December 17, 2019, by and among Bpifrance Participations S.A., Lion Participations S.A.S. and Peugeot S.A. (incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.7
Undertaking Letter, dated September 14, 2020, by and between Exor N.V. and Fiat Chrysler Automobiles N.V. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Form F-4 Registration Statement, filed with the SEC on September 28, 2020, File No. 333-240094)

4.8
Undertaking Letter, dated September 14, 2020, by and among Establissements Peugeot Freres S.A., FFP S.A. and Peugeot S.A. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-4 Registration Statement, filed with the SEC on September 28, 2020, File No. 333-240094)

4.9
Undertaking Letter, dated September 14, 2020, by and among Dongfeng Motor Group Company Ltd., Dongfeng Motor (Hong Kong) International Co Ltd. and Peugeot S.A. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Form F-4 Registration Statement, filed with the SEC on September 28, 2020, File No. 333-240094)

4.10
Undertaking Letter, dated September 17, 2020, by and among Bpifrance Participations S.A., Lion Participations S.A.S. and Peugeot S.A. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Form F-4 Registration Statement, filed with the SEC on September 28, 2020, File No. 333-240094)

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

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	A. Selected Financial Data	FCA Selected Financial Data	13
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	91
Item 4.	Information on the Company
	A. History and Development of the Company	Group Overview	15
		Documents on Display	7
	B. Business Overview	Group Overview	15
		Overview of Our Business	19
		Sales Overview	30
		Results by Segment	69
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	265
		Environmental and Other Regulatory Matters	43
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	210
	D. Property, Plant and Equipment	Property, Plant and Equipment	26
		Significant Vehicle Assembly Plants	298
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	52
		Expected Merger Synergies	18
		Trends, Uncertainties and Opportunities	52
		Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	200
		Non-GAAP Financial Measures	58
	A. Operating Results	Results of Operations	60
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	76
		Note 21 (Debt) to the Consolidated Financial Statements	252
		Note 29 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	282
	C. Research and Development, Patents and Licenses, etc.	Research and Development	21
	D. Trend Information	Trends, Uncertainties and Opportunities	52
	E. Off-Balance Sheet Arrangements	Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	265
	F. Tabular Disclosure of Contractual Obligations	Contractual Obligations	297

Item	Section	Cross Reference	Page
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	265
	G. Safe Harbor	Cautionary Statements Concerning Forward Looking Statements	9
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	115
		Senior Management	123
	B. Compensation	Remuneration Report	156
		Senior Management	123
		Note 24 (Related party transactions) to the Consolidated Financial Statements	263
	C. Board Practices	The Audit Committee	121
		The Remuneration Committee	122
		The Governance and Sustainability Committee	122
	D. Employees	Employees	28
	E. Share Ownership	Directors' Share Ownership	120
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	17
	B. Related Party Transactions	Note 24 (Related party transactions) to the Consolidated Financial Statements	263
		Related Party Transactions	300
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	FCA Consolidated Financial Statements	174
		Sales Overview	30
		Note 25 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	265
		Our Share Information	300
	B. Significant Changes	Presentation of Financial and Other Data	8
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	300
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	300
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on Stellantis Shares	127
	C. Material Contracts	Note 18 (Share-based compensation) to the Consolidated Financial Statements	236
		Note 26 (Equity) to the Consolidated Financial Statements	272
	D. Exchange Controls	Articles of Association and Information on Stellantis Shares	127
	E. Taxation	Taxation	302
	F. Dividends and Paying Agents	Not applicable

Item	Section	Cross Reference	Page
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	7
	I. Subsidiary Information	Not applicable
Item 11.	Quantitative and Qualitative Disclosures	Note 30 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	285
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	172
Item 16A.	Audit Committee Financial Expert	The Audit Committee	121
Item 16B.	Code of Ethics	Code of Conduct	147
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	300
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F.	Change in the Registrant's Certifying Accountant	None
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	150
Item 16H.	Mine Safety Disclosure	None
Part III
Item 17.	Financial Statements	FCA Consolidated Financial Statements	174
Item 18.	Financial Statements	FCA Consolidated Financial Statements	174
Item 19.	Exhibits	Exhibits	311

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STELLANTIS N.V.
(Registrant)

		By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Date:	March 4, 2021