Form 20-F
period 2021-12-31
Stellantis N.V.
filed 2022-02-25
CIK 1605484

Stellantis N.V.
Annual Report and Form 20-F
for the year ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-36675

Stellantis N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Taurusavenue 1
2132 LS Hoofddorp
The Netherlands
Tel. No.: +31 23 700 1511
(Address of Principal Executive Offices)

Giorgio Fossati
Taurusavenue 1
2132 LS Hoofddorp
The Netherlands
Tel. No.: +31 23 700 1511
general.counsel@stellantis.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Shares, par value €0.01	STLA	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,132,618,655 common shares, par value €0.01 per share, and 208,622 special voting shares, par value €0.01 per share.
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
(1) Member of the Environmental, Social Governance Committee (“ESG”)
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Refer to “About this Report” for additional information relating to these regulatory filings.

BOARD REPORT
INTRODUCTION
About this Report
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the combined company was renamed Stellantis N.V., the current members of the board of directors were appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination.
In 2021, the merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. will represent the historical financial statements of PSA.
This document, referred to hereafter as the “Annual Report and Form 20-F”, constitutes both the Statutory annual report in accordance with Dutch legal requirements and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, for Stellantis N.V., formerly known as Fiat Chrysler Automobiles N.V., for the year ended December 31, 2021, except as noted below.
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
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of Internal Control over Financial Reporting for the SEC filing);
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of the PCAOB audit of the 2021 financial statements for the SEC filing);
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Mazars and ERNST & YOUNG et Autres in respect of the PCAOB audits of the 2020 and 2019 financial statements for the SEC filing);
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
•2022 STELLANTIS GUIDANCE;
•STELLANTIS N.V. COMPANY FINANCIAL STATEMENTS; and
•Independent auditor’s report (Ernst & Young Accountants LLP in respect of the AFM filing).
Where information relating to PSA has been presented, this does not include the operations of Faurecia S.E. (“Faurecia”), which were excluded from the continuing operations of PSA as of December 31, 2019. Refer to Faurecia distribution and deconsolidation included elsewhere in this report.
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
Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “FCA”, “FCA N.V.” and “FCA Group” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
Presentation of Financial and Other Data
This report includes the consolidated financial statements of Stellantis as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.
All references in this report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).
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
These factors include, without limitation:
•the continued impact of unfilled semiconductor orders;
•our ability to realize the anticipated benefits of the merger;
•the continued impact of the COVID-19 pandemic;
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in local economic and political conditions;

•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in laws and regulations;
•our ability to produce or procure electric batteries with competitive performance, cost and at required volumes;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the level of competition in the automotive industry, which may increase due to consolidation;
•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies;
•our ability to access funding to execute our business plans;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•developments in labor and industrial relations and developments in applicable labor laws;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•political and civil unrest;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
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

MANAGEMENT REPORT
FCA-PSA Merger
On December 17, 2019, FCA and PSA entered into a combination agreement providing for the combination of FCA and PSA through a cross-border merger, with FCA as the surviving legal entity in the merger (“Stellantis N.V.”).
On September 14, 2020, FCA and PSA agreed to amend the combination agreement. According to the combination agreement amendment, the FCA Extraordinary Dividend, to be paid to former FCA shareholders was reduced to €2.9 billion, with PSA’s 46 percent stake in Faurecia S.E. (“Faurecia”) planned to be distributed to all Stellantis shareholders promptly after closing following approval of the Stellantis board and shareholders.
On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger.
The conditions agreed to as part of the regulatory clearance did not have a material impact on the cash flows or financial positions for the Company.
On January 17, 2021, the board of directors was appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3 - Business Combinations (“IFRS 3”), January 17, 2021 is the acquisition date for the business combination.
On January 29, 2021, the approximately €2.9 billion extraordinary distribution was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021. Refer to Note 3, Scope of Consolidation, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Identification of the accounting acquirer
The merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA is the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, composed of eleven directors, six of whom were to be nominated by PSA, PSA shareholders or PSA employees, or were current PSA executives, (ii) the combined group’s first CEO, who is vested with the full authority to individually represent the combined group, and was the president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA. Refer to Note 3, Scope of Consolidation, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Faurecia Distribution
On January 25, 2021, an extraordinary general meeting of the shareholders was convened in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia (an automotive equipment supplier) and up to €308 million, which are the proceeds received by Peugeot S.A. in November 2020 from the sale of certain ordinary shares of Faurecia. The distribution represented the legacy PSA ownership in Faurecia and approximately 39 percent of the share capital of Faurecia and became unconditional on March 10, 2021, with (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares have been entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed. The Company lost control of Faurecia on January 11, 2021. Refer to Note 3, Scope of consolidation, and to Note 27, Equity, within the Consolidated Financial Statements included elsewhere in this report for additional information on Faurecia deconsolidation and distribution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Consolidated Financial Information includes the unaudited pro forma consolidated income statement for years ended December 31, 2021 and 2020 and the related explanatory notes (the “Unaudited Pro Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Consolidated Statement of Financial Position of Stellantis as of December 31, 2021. Please refer to the Consolidated Statement of Financial Position as of December 31, 2021 included elsewhere within this report for additional information.
Refer to the section FCA - PSA merger included above for information on the reverse acquisition presentation of the financial statements and to Note 3, Scope of Consolidation in the Consolidated Financial Statements included elsewhere within this report for additional information on the merger.
The Unaudited Pro Forma Consolidated Financial Information presented herein is derived from (i) the Consolidated Income Statement of Stellantis for the years ended December 31, 2021 and 2020 included elsewhere in this report, (ii) FCA’s Consolidated Income Statement for the year ended December 31, 2020, contained in FCA’s Annual Report on Form 20-F filed with the SEC on March 4, 2020, (iii) the consolidated statement of income included in the audited consolidated financial statements of PSA for the year ended December 31, 2020 in the Consolidated Financial Statements and Management's Discussion and Analysis of Groupe PSA on Form 6-K, furnished to the SEC on March 4, 2021, and (iv) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto, as well as the other information contained in this report.
The consolidated financial statements of Stellantis, PSA and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Consolidated Financial Statements of Stellantis as of and for year ended December 31, 2021 and 2020 included elsewhere in this report.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•The purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in the interest expense related to the fair value adjustment to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the two periods from January 1, 2020 to December 31, 2020 and from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the year ended December 31, 2021
		Pro Forma adjustments
(€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	€149,419	€2,704	€2	€(6)	€152,119
Cost of revenues	119,943	2,322	(52)	(6)	122,207
Selling, general and other costs	9,130	192	(2)	—	9,320
Research and development costs	4,487	113	(40)	—	4,560
Gains/(Losses) on disposal of investments	(35)	—	—	—	(35)
Restructuring costs	698	—	—	—	698
Operating income/(loss)	15,126	77	96	—	15,299
Net financial expenses	734	29	(17)	—	746
Profit/(loss) before taxes	14,392	48	113	—	14,553
Tax expense	1,911	21	7	—	1,939
Share of the profit of equity method investees	737	3	—	—	740
Net profit/(loss) from continuing operations	13,218	30	106	—	13,354
Profit/(loss) from discontinued operations, net of tax	990	—	—	—	990
Net profit/(loss)	€14,208	€30	€106	€—	€14,344

Net profit/(loss) attributable to:
Owners of the parent	€14,200	€30	€106	€—	€14,336
Non-controlling interests	€8	€—	€—	€—	€8

Net profit/(loss) from continuing operations
Owners of the parent	€13,210	€30	€106	€—	€13,346
Non-controlling interests	€8	€—	€—	€—	€8

Earnings per share:
Basic earnings per share	€4.64				€4.69
Diluted earnings per share	€4.51				€4.55

Earnings per share from continuing operations:
Basic earnings per share	€4.32				€4.36
Diluted earnings per share	€4.19				€4.23
The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

	For the year ended December 31, 2020
		Pro Forma adjustments
(€ million, except per share amounts)	PSA Historical Consolidated (as adjusted) (1)	FCA Historical Consolidated	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Financial Information
	Note 1	Note 2	Note 3	Note 4
Net revenues	€47,656	€86,676	€110	€(560)	€133,882
Cost of revenues	38,250	75,962	(1,266)	(759)	112,187
Selling, general and other costs	3,923	5,501	(52)	25	9,397
Research and development costs	2,231	2,979	(960)	301	4,551
Gains/(Losses) on disposal of investments	174	4	—	—	178
Restructuring costs	416	73	—	—	489
Operating income/(loss)	3,010	2,165	2,388	(127)	7,436
Net financial expenses	94	993	(380)	(35)	672
Profit before taxes	2,916	1,172	2,768	(92)	6,764
Tax expense	504	1,332	240	8	2,084
Share of the profit of equity method investees	(74)	184	—	—	110
Net profit from continuing operations	2,338	24	2,528	(100)	4,790
Profit/(loss) from discontinued operations, net of tax	(315)	—	—	—	(315)
Net profit/(loss)	€2,023	€24	€2,528	€(100)	€4,475

Net profit/(loss) attributable to:
Owners of the parent	€2,173	€29	€2,512	€(100)	€4,614
Non-controlling interests	€(150)	€(5)	€16	€—	€(139)

Net profit/(loss) from continuing operations attributable to:
Owners of the parent	€2,353	€29	€2,512	€(100)	€4,794
Non-controlling interests	€(15)	€(5)	€16	€—	€(4)

Earnings per share:
Basic earnings per share	€1.41				€1.48
Diluted earnings per share	€1.34				€1.43

Earnings per share from continuing operations:
Basic earnings per share	€1.52				€1.54
Diluted earnings per share	€1.45				€1.49
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this Report.
The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis / PSA Historical Consolidated (as adjusted)
This column represents the Consolidated Income Statement of Stellantis for the year ended December 31, 2021 and the PSA Historical Consolidated Income Statement (as adjusted) for the year ended December 31, 2020, which is derived from the historical consolidated statement of income of PSA for the year ended December 31, 2020.
In accordance with IFRS 3, PSA was determined to be the acquirer for accounting purposes, therefore, the year ended December 31, 2020 represents the continuing operations of PSA adjusted for the discontinuation of Faurecia. Refer to Note 3, Scope of Consolidation, within the Consolidated Financial Statements included elsewhere within this report for additional information.

Note 2 – FCA Historical
This column represents FCA’s results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records as well as the FCA consolidated income statement included in FCA’s audited consolidated financial statements for the year ended December 31, 2020. In order to conform to the presentation of Stellantis in its Consolidated Income Statement for the years ended December 31, 2021 and 2020 included elsewhere within this report, Results from investments related to equity method investments are reclassified to Share of the profit of equity method investees, and Results from Investments other than equity method investments are reclassified to Net financial expenses.
Note 3 – Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill. Refer to Note 3, Scope of Consolidation, within the Consolidated Financial Statements included elsewhere within this report for additional information.
The Unaudited Pro Forma Consolidated Financial Information reflects the effects of the purchase accounting adjustments, where applicable, on the unaudited pro forma consolidated income statement for the years ended December 31, 2021 and 2020 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the purchase price allocation adjustments in the unaudited pro forma consolidated income statement for the years ended December 31, 2021 and 2020.

For the period January 1 - 16, 2021

	January 1-16, 2021
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€2	€2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	€36	€47	€18	€5	€106
For the year ended December 31, 2020

	For the year ended December 31, 2020
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€110	€110
Cost of revenues	(4)	1,092	—	178	1,266
Selling, general and other costs	8	44	—	—	52
Research and development costs	960	—	—	—	960
Net financial expenses/(income)	—	—	462	(82)	380
Tax expenses	(90)	(28)	(74)	(48)	(240)
Net profit	€874	€1,108	€388	€158	€2,528
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method. The fair value of reacquired rights has been valued based on the discounted cash flows expected from the related agreement.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million and €964 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of which €40 million and €960 million has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets, respectively, and €8 million has been recorded within Selling, general and other costs in relation to the dealer network and (4) million has been recorded within Cost of revenues in relation to reacquired rights for the year ended December 31, 2020.

B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million and €1,136 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of which €45 million and €1,092 million has been recorded within Cost of revenues and €2 million and €44 million has been recorded within Selling, general and other costs in the Unaudited Pro Forma Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions, of €21 million and €462 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million and €54 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million and €93 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the impact on cost of revenues of €7 million and €232 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the year ended December 31, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.

Note 4 – Other Adjustments
Other adjustments mainly include the following:
•the elimination of the intercompany transactions with Sevel in the Stellantis Consolidated Income Statement for the year ended December 31, 2020 of €534 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date;
•the alignment of FCA’s accounting policies to Stellantis accounting policies resulting in a net decrease in Net profit of €100 million for the year ended December 31, 2020, primarily relating to an increase in Research and development expenditures expensed;
•the alignment of the classification of certain items to align to Stellantis’ income statement presentation.
Note 5 - Pro Forma Earnings per Share
Refer to Note 28, Earnings per share, included within the Consolidated Financial Statements for the year ended December 31, 2021 for additional detail on the calculation of earnings per share.
Regarding the pro forma basic and diluted earnings per share from continuing operations for the year ended December 31, 2020:
(i) Pro forma weighted average number of outstanding Stellantis common shares for the year ended December 31, 2020 includes PSA weighted average number of outstanding common shares for the year ended December 31, 2020 converted with the merger exchange ratio of 1.742 and Stellantis common shares issued at the merger date;
(ii) The number of the equity warrants on PSA ordinary shares delivered to General Motors, amounting to 39,727,324, have been included in the diluted number of shares and converted with the merger exchange ratio of 1.742;
(iii) Pro forma weighted average number of outstanding Stellantis common shares resulting from dilutive equity instruments performance share plans issued by PSA and converted with the merger exchange ratio of 1.742; and
(iv) Pro forma weighted average number of outstanding Stellantis common shares resulting from the equity instruments issued under FCA’s equity incentive plan.
Pro Forma Basic earnings per share

	Year ended December 31, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - December 31, 2021 (B)	3,059,284	3,059,284	3,059,284
Pro Forma Basic earnings per share (€ per share) (A/B)	€4.69	€4.36	€0.32

	Year ended December 31, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,119,935	3,119,935	3,119,935
Pro Forma Basic earnings/(loss) per share (€ per share) (A/B)	€1.48	€1.54	€(0.06)
Pro Forma Diluted earnings per share

	Year ended December 31, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding (thousand), January 17 - December 31, 2021	3,059,284	3,059,284	3,059,284
Number of shares deployable for share-based compensation, January 17 - December 31, 2021 (thousand)	23,651	23,651	23,651
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,151,432	3,151,432	3,151,432
Pro Forma Diluted earnings per share (€ per share) (A/B)	€4.55	€4.23	€0.31

	Year ended December 31, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations(1)
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Weighted average number of shares outstanding (thousand)	3,119,935	3,119,935	3,119,935
Number of shares deployable for share-based compensation (thousand)	39,137	39,137	39,137
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,227,569	3,227,569	3,227,569
Pro Forma Diluted earnings/(loss) per share (€ per share) (A/B)	€1.43	€1.49	€(0.06)
____________________________________________________________________________________________________
(1) Number of shares deployable for share-based compensation and equity warrants delivered to General Motors have not been taken into consideration in the calculation of diluted loss per share for the year ended December 31, 2020 as this would have had an anti-dilutive effect

STELLANTIS OVERVIEW
Stellantis is a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles under the Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS, Fiat, Fiat Professional, Jeep, Lancia, Opel, Peugeot, Ram and Vauxhall brands. Stellantis centralizes design, engineering, development and manufacturing operations, to allow it to efficiently operate on a global scale. Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide for mass-market vehicles. In addition, it designs, engineers, manufactures, distributes and sells luxury vehicles under the Maserati brand. Stellantis makes retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, Stellantis operates in the components and production systems sectors under the Teksid and Comau brands. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the sale of Teksid's cast iron automotive components business.
In 2021, Stellantis shipped 6,142 thousand vehicles (on a pro forma basis and including the Company's unconsolidated joint ventures), resulting in Pro Forma Net revenues of €152 billion and Pro Forma Net profit of €14 billion, and generated €6.1 billion of Pro Forma Industrial free cash flows (See Non-GAAP Financial Measures). At December 31, 2021, the Company’s available liquidity was €63.9 billion (including €12.8 billion available under undrawn committed credit lines).
History of Stellantis
Stellantis N.V. (“Stellantis”) was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Chrysler Automobiles N.V (“FCA”).
In its current configuration, Stellantis is the result of the merger of FCA and PSA, each of which were leading independent global automotive groups prior to the merger.
Fiat S.p.A., the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino on July 11, 1899 in Turin, Italy as an automobile manufacturer. Fiat grew in Italy and internationally in the following decades both organically and through the acquisition of several prominent brands and manufacturers including Lancia, Alfa Romeo, Maserati and Ferrari. In 2009, FCA US LLC, then known as Chrysler Group LLC (“FCA US”), acquired the principal operating assets of the former Chrysler LLC as part of a government-sponsored restructuring of the North American automotive industry. Between 2009 and 2014, Fiat S.p.A. expanded its initial 20 percent ownership interest to 100 percent of the ownership of FCA US and on October 12, 2014, Fiat S.p.A. completed a corporate reorganization resulting in the establishment of FCA as the parent company of the FCA Group, with its principal executive offices in the United Kingdom. In January 2011, the separation of Fiat S.p.A.’s non-automotive capital goods business was completed with the creation of Fiat Industrial, now known as CNH Industrial N.V. In October 2015, the initial public offering of Ferrari N.V. was completed, followed by the spin-off of FCA’s remaining interest in Ferrari to its shareholders in January 2016.
Peugeot S.A. began manufacturing and selling vehicles to consumers in 1896 and also expanded its automotive business, particularly in the second half of the twentieth century. In 1974, PSA acquired all of the outstanding shares of Citroën S.A. and then merged the two companies in 1976. In 1978, PSA acquired Chrysler Corporation’s stake in its industrial and commercial subsidiaries in Europe, as well as Chrysler Financial Corporation’s European commercial financing subsidiaries. In 1995, PSA Finance Holding, which provided financing for Peugeot and Citroën vehicle sales, was transformed into a bank and subsequently renamed “Banque PSA Finance”. PSA acquired the Opel and Vauxhall subsidiaries of General Motors (“GM”) on August 1, 2017. As contemplated by the business combination agreement for the merger of FCA and PSA, on March 22, 2021, Stellantis distributed to shareholders its entire interest (approximately 39 percent) in Faurecia, an automotive equipment supplier and formerly the automotive equipment division of PSA, to holders of Stellantis common shares.

On December 17, 2019, FCA and PSA entered into a combination agreement (as amended, the “combination agreement”) agreeing to merge the two groups. On January 16, 2021, PSA merged with and into FCA, with FCA as the surviving legal entity in the merger. On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3 - Business Combinations (“IFRS 3”), January 17, 2021 is the acquisition date for the business combination.
On January 18, 2021, Stellantis common shares began trading on Euronext Milan and Euronext Paris under the symbol “STLA” and on January 19, 2021 on the NYSE under the symbol “STLA”. Until then, and since October 13, 2014, the common shares of FCA were traded on the NYSE under the symbol “FCAU” and on Euronext Milan under the symbol “FCA”.
The principal office of Stellantis is located at Taurusavenue 1, 2132LS, Hoofddorp, the Netherlands (telephone number: +31 23 700 1511). Its agent for U.S. federal securities law purposes is Christopher J. Pardi, c/o FCA US LLC, 1000 Chrysler Drive, Auburn Hills, Michigan 48326.

Major Shareholders
As of February 22, 2022, the largest shareholders of Stellantis were Exor N.V. (“Exor”) (holding 14.35 percent of the outstanding common shares), Établissements Peugeot Frères (“EPF”) (holding 7.16 percent of the outstanding common shares) and Bpifrance Participations S.A. via Lion Participations SAS (“BPI”) (holding 6.15 percent of the outstanding common shares). As of February 22, 2022, none of these shareholders held any special voting shares of Stellantis.
Upon the effectiveness of the merger, on January 16, 2021, PSA shareholders received 1.742 FCA common shares for each PSA ordinary share held immediately prior to the merger as consideration in connection with the merger, which represented 1,545,220,196 shares. In addition, all special voting shares of FCA held by Exor were repurchased by FCA for no consideration. Therefore, none of our major shareholders held any special voting shares immediately following the merger. Refer to Note 32, Subsequent events included within the Consolidated Financial Statements included elsewhere in this report for additional detail on the merger.
In accordance with the resolution adopted by the General Meeting of Shareholders held on April 15, 2021, all the 449,410,092 Class B special voting shares held by Stellantis were cancelled as of October 8, 2021.
As of February 22, 2022 the share capital of the Company consists of the following: 3,132,651,121 common shares and 178,622 Class B special voting shares are issued and outstanding.
Based on the information in Stellantis’ shareholder register, regulatory filings with the AFM and the SEC and other sources available to Stellantis, the following persons owned, directly or indirectly, in excess of three percent of Stellantis’ capital and/or voting interest as of February 22, 2022:

Stellantis Shareholders	Number of Issued Common Shares(1)	Percentage of Issued Common Shares
Exor	449,410,092	14.35
EPF(2)	224,228,121	7.16
BPI(3)	192,703,907	6.15
Amundi Asset Management (4)	106,504,489	3.40
BlackRock Inc. (5)	103,796,138	3.31
Dongfeng(6)	99,223,907	3.17
________________________________________________________________________________________________________________________________________________
(1)Issued shares includes common shares as well as 208,622 Class B special voting shares. Refer also to Corporate Governance - Articles of Association and Information on Stellantis Shares - Share Capital for additional information.
(2)EPF, through Peugeot Invest and its subsidiary Peugeot 1810, owns 224,228,121 common shares (7.16 percent of the issued shares)
(3)BPI owns 192,703,907 common shares (6.15 percent of the issued shares). BPI is a joint venture of EPIC Bpifrance (Bpi Groupe) and Caisse des Dépots et Consignations (both holding a 49.3% interest in Bpifrance SA). Caisse des Dépots et Consignations also (directly and indirectly) holds an additional 9.338.752 Stellantis Common Shares, representing an additional 0.30% of the common shares and 0.30% of the issued share capital and voting rights of Stellantis
(4)Amundi Asset Management owns 106,504,489 common shares.
(5)BlackRock Inc. owns 103,796,138 common shares (3.31 percent of the issued shares) and 132,039,523 voting rights (4.21 percent of outstanding common shares and of the issued shares).
(6)Dongfeng owns 99,223,907 common shares (3.17 percent of the issued shares). Refer to “Risk Factors - Resales of Stellantis common shares following the merger may cause the market value of Stellantis common shares to decline.” included elsewhere in this report for additional information on the requirement for Dongfeng to sell part of its shareholding.

Based on the information in Stellantis’ shareholder register and other sources available to us, as of February 22, 2022, approximately 507 million Stellantis common shares, or approximately 16 percent of the Stellantis common shares, were held in the United States. As of the same date, approximately 306 record holders of Stellantis common shares had registered addresses in the United States.

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

Expected Merger Synergies
As a result of the merger, we expect that we will achieve significant synergies from the integration of the legacy businesses, in particular in the following four areas:
•Technology, Platforms and Products. The sharing and convergence of platforms, modules and systems, along with the optimization of R&D investments, with manufacturing processes and tooling, is expected to create significant efficiencies, in particular, as investments will be amortized over the combined Company production;
•Purchasing. Procurement savings are expected to result from leveraging the Company’s enlarged scale, leading to lower product costs, improved price alignment and broader access to new suppliers;
•Selling, General and Administrative Expenses (“SG&A”). Savings are expected from the integration of functions such as sales and marketing, and the optimization of costs in regions where both businesses had a well-established presence (i.e., Enlarged Europe and South America); and
•All Other Functions. Synergies are expected from the optimization of other functions, including logistics, where savings are expected from the optimization of logistics for new cars and the effect of the procurement volume increase on the Company’s combined expenditures, as well as supply chain, quality and after-market operations.
In the year ended December 31, 2021, the Company has achieved approximately €3.2 billion of net cash synergies.

Overview of Our Business
Stellantis’ activities during the year ended December 31, 2021, were carried out through the following six reportable segments:
(i)North America: Stellantis’ operations to manufacture, distribute and sell vehicles in the United States, Canada and Mexico, primarily under the Jeep, Ram, Dodge, Chrysler, Fiat and Alfa Romeo brands. Manufacturing plants are located in: US, Canada and Mexico;
(ii)South America: Stellantis’ operations to manufacture, distribute and sell vehicles in South and Central America, primarily under the Fiat, Fiat Professional, Jeep, Peugeot and Citroën brands, with the largest focus of its business in Brazil and Argentina. Manufacturing plants are located in: Brazil and Argentina;
(iii)Enlarged Europe: Stellantis’ operations to manufacture, distribute and sell vehicles in Europe (which includes the 27 members of the European Union, the United Kingdom and the members of the European Free Trade Association). Primarily under Peugeot, Citroën, Opel/Vauxhall, DS, Fiat and Fiat Professional brands. Manufacturing plants are located in: France, Italy, Spain, Germany, UK, Poland, Portugal, Russia, Serbia and Slovakia;
(iv)Middle East & Africa: Stellantis’ operations to manufacture, distribute and sell vehicles primarily in Turkey, Egypt and Morocco under the Peugeot, Citroën, Opel, Fiat and Jeep brands. Manufacturing plants are located in Morocco and in Turkey, through our joint venture with Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”);
(v)China, India & Asia Pacific: Stellantis’ operations to manufacture, distribute and sell vehicles in the Asia Pacific region (mostly in China, Japan, India, Australia and South Korea) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Peugeot, Citroën, Fiat, DS and Alfa Romeo brands. Manufacturing plants are located in China, India and Malaysia, through our joint ventures with GAC Fiat Chrysler Automobiles Co (“GAC FCA JV), Dongfeng Peugeot Citroën Automobiles (“DPCA JV”), India Fiat India Automobiles Private Limited (“FIAPL JV”) and our wholly owned subsidiary Stellantis Gurun (Malaysia);
(vi)Maserati: Stellantis’ operations to design, engineer, develop, manufacture, distribute worldwide and sell luxury vehicles under the Maserati brand.
Prior to the merger, PSA had four reportable segments. Refer to Note 29, Segment Reporting in the Consolidated Financial Statements.
Stellantis also owns or hold interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities”, which primarily consists of the Company’s industrial automation systems design and production business, under the Comau brand name, and its cast iron and aluminum business, which produce cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads and engine blocks, under the Teksid brand name, as well as companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Company, and manage central treasury activities. This also includes our financial services activities. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the completed sale on October 1, 2021 of Teksid's cast iron production business in Brazil and Portugal.
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
A vehicle is characterized as “all-new” if it is a new product with no prior model year, or if its vehicle platform is significantly different from the platform used in the prior model year and/or it has had a full exterior renewal.
A vehicle is characterized as “significantly refreshed” if it continues its previous vehicle platform but has extensive changes or upgrades from the prior model year.
Design and Manufacturing
We sell vehicles in the SUV, passenger car, truck and LCV markets. Our SUV and CUV portfolio includes the all-new Grand Wagoneer, all-new Wagoneer, all-new Jeep Grand Cherokee, Alfa Romeo Stelvio, Citroën C5 Aircross, Dodge Durango, DS 3 Crossback, Maserati Levante and Peugeot 3008. Our passenger car product portfolio includes vehicles such as the all-new Opel and Vauxhall Mokka, all-new Citroën 308, Fiat 500e, Alfa Romeo Giulia, Chrysler 300, Dodge Charger, DS 9, Lancia Ypsilon, Maserati Quattroporte, Peugeot 308 and minivans such as the Chrysler Pacifica. We sell light duty and heavy duty pickup trucks such as the Ram 1500, Ram 2500/3500, the Fiat Strada, the significantly refreshed Fiat Toro, and chassis cabs such as the Ram 3500/4500/5500. Our LCVs include vans such as the Fiat Professional Doblò, Peugeot Partner, Citroën Berlingo, Opel/Vauxhall Combo and Ram ProMaster.

Historically, FCA had deployed World Class Manufacturing principles in its manufacturing operations, while PSA implemented the PSA Excellence System at its production sites. In 2021, the systems were merged to create the Stellantis Production Way (“SPW”). SPW is intended to achieve best in class performance as measured by health and safety, quality, throughput, cost and environmental metrics, through empowerment of employees, enhancement of employee skill-sets, the sharing of best practices and the improved and economical use of production assets.

Research and Development
Stellantis is continuing a commitment to research and development activities building on the legacy of both FCA and PSA. Stellantis is engaged in research and development activities aimed at improving the design, performance, safety, energy efficiency, reliability, consumer perception and sustainability of its products and services and to address the challenges faced by the automotive industry, including environmental and safety regulations, emerging mobility trends, connectivity, software and autonomous driving.
With respect to product development, Stellantis’ recent research initiatives have been mainly concentrated in the areas of mobility electrification and clean energy, autonomous driving, and connectivity technologies. In 2021, Stellantis announced its intent to shift to electrification for all of its brands by 2025 and is shifting its research and development activities to focus on electrification and related technologies, as well as autonomous technology and vehicle connectivity. Significant activity has also continued with a focus to reduce overall vehicle energy demand, fuel consumption and emissions based on traditional technologies. Recent fuel consumption and emissions reduction activities have primarily focused on powertrain technologies, including engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels.
New Strategic Initiatives

Modular Vehicle Platforms

In 2021, Stellantis announced a battery electric vehicle (“BEV”) platform strategy comprised of four platforms intended to meet all customer and market needs. Each platform is designed to have a high level of flexibility (length and width) and component sharing potential. The four platforms are:

• STLA Small, with a BEV range up to 500 kilometers/300 miles, designed for ultra-compact cars;

• STLA Medium, with a BEV range up to 700 kilometers/440 miles, designed for compact to mid-size cars;

• STLA Large, with a BEV range up to 800 kilometers/500 miles, designed for mid-size to full-size vehicles; and

• STLA Frame, with a BEV range up to 800 kilometers/500 miles, designed for full-size SUV and pick-up trucks.

The platforms will share electrified components and be capable of adapting over time to evolutions in technology.

Full-Electric Propulsion Systems

A comprehensive strategy was also announced in 2021 for Stellantis electric powertrains centered on flexibility, modularity and efficiency to be utilized on all four of the vehicle platforms. The strategy includes a family of three electric drive modules (“EDM”) that combine the motor, gearbox and inverter, each designed to meet different performance needs.

The EDMs can be configured for front-wheel drive, rear-wheel drive and all-wheel drive. A program of hardware upgrades and over-the-air (“OTA”) software updates is expected to extend the life cycle of the propulsion systems and, therefore, the vehicles. Stellantis intends to internally develop software and controls in order to maintain characteristics unique to each brand.

Battery Cell Chemistry and Design

Development and research on battery technology is ongoing and it is planned that, by 2024, Stellantis vehicles will be supported by two main battery chemistries:

• high energy-density (nickel-based); and

• a nickel cobalt-free alternative, offering a low, stable cost and a promising energy density.

By design, the two chemistries are intended to be upgradeable, with the ability for potential future developments, such as cost reduction, range extensions and charging speed increases.

Autonomous Driving Technology

In July 2020, a second phase of the collaboration with Waymo (formerly the Google self-driving car project) was announced. The first phase integrated Waymo’s self-driving technology into the Chrysler Pacifica Hybrid as a development platform for the autonomous fleets that Waymo is operating in several cities around the U.S. The second phase is expected to focus on LCVs and to explore the potential of Level 4 automation for goods distribution.

A collaboration with Aptiv on the development of an SAE Level 2+ (hands-off the wheel) autonomous driving system began in 2018. Testing on a fleet of vehicles with this capability has been completed and a launch is planned for 2022.

Stellantis and BMW engineers are working to develop an SAE Level 3 (hands-off the wheel, eyes-off the road) capable autonomous driving platform. This joint work involves co-locating teams in Munich, Germany. Prototype vehicles with early versions of the SAE Level 3 system have been running on public roads in Italy and the U.S., since 2020.

Connectivity and Software

In 2021, Stellantis announced the “STLA Brain”, a new electronic and software architecture targeted to launch across its four battery electric vehicle platforms. The STLA Brain is a service-oriented architecture that is intended to be fully integrated into the cloud and connects electronic control units within the vehicle with the vehicle’s computer. The STLA Brain enables software developers to create and update features more quickly without having to update hardware. In addition, STLA Brain is intended to be OTA capable, which will reduce costs and simplify maintenance.
In 2021, Stellantis entered into the “Mobile Drive” joint venture with Hon Hai Technology Group (“Foxconn”) and began developing the “STLA Cockpit” smart cockpit solutions. The STLA Cockpit is intended to be layered on top of the STLA Brain to deliver AI-based applications such as navigation, voice assistance, e-commerce, and payment services.

“STLA AutoDrive” autonomous driving capabilities are being developed in partnership with BMW and are also intended to have the ability to be upgraded through OTA upgrades.

Hydrogen
Stellantis’ global Center of Competence Hydrogen and Fuel Cells in Russelsheim, Germany is developing fuel cell electric vehicle technology. In the fuel cells, hydrogen is combined with air to produce electricity to drive an electric motor where the only exhaust is pure water vapor. As a result, the hydrogen fuel cell electric vehicles offer a unique combination of zero emissions, fast refueling and long driving range. In May 2021, Stellantis introduced its first hydrogen fuel cell-powered LCV, the Opel Vivaro-e HYDROGEN. In addition, Stellantis has entered into partnerships with two suppliers, Faurecia and Symbio, for development of the hydrogen storage system and the fuel cell system, respectively.
BEV Powertrain Technologies
Between 2019 and 2021, the full battery electric DS 3 Crossback E-Tense, Peugeot e-208 and e-2008, Opel Corsa-e and Mokka-e and Citroën E-C4 were released in Europe. These models offer ranges of between 320 and 350 km based on Worldwide Harmonized Light Vehicle Testing Procedures (“WLTP”).
Beginning in 2020, we launched seven full battery electric LCV’s in Europe, including the Peugeot e-Partner, e-Boxer and e-Expert. As of December 31, 2021, the full LCV portfolio under the Peugeot and Opel brands are offered in BEV versions.
In early 2020, Citroën launched the fully electric AMI, an urban mobility object, which has a battery that can recharge in three hours from a standard European electrical outlet. A BEV variant of the Fiat 500, the Fiat 500e, launched in October 2020 and is manufactured for the European market at the Mirafiori plant in Turin, Italy. The Fiat 500e is offered in electric ranges of 320 km and 180 km. The Fiat Ducato Electric was also unveiled in 2019 and launched in Europe for Model Year 2021.
Stellantis intends to launch a total of 13 BEV nameplates in 2022 and 2023. By 2030, Stellantis targets to include a BEV version of all of its passenger cars models sold in Europe and all passenger cars and light duty trucks models sold in the U.S.
Hybrid Powertrain Technologies
At the 2019 Geneva International Motor Show, the plug-in hybrid variants of the Jeep Renegade and Jeep Compass were presented. The electric units are integrated into the 1.3L turbo gasoline engine to increase efficiency and overall power with the simultaneous action of the internal combustion engine and the electric motor delivering up to 240 hp.
Beginning in 2019, the DS7 Crossback E-Tense, Peugeot 3008 Hybrid, Peugeot 508 Hybrid and 508 SW Hybrid, Opel Vauxhall Grandland X Hybrid and Citroën C5 Aircross SUV Hybrid were also launched. These vehicles are available with two- and four-wheel drive, and have total power of 300hp in the four-wheel drive version and 225hp in the two-wheel drive version. These vehicles offer ranges of up to 59km (4x4) and 56km (4x2) in full electric mode (WLTP).
In 2020, Maserati also took its first step on its electrification path with the new Maserati Ghibli mild hybrid equipped with a 2.0L turbo with e-booster and 48-volt BSG. Also in 2020, the Jeep Renegade and Compass 4xe launched in the European market with a range of up to 50 km on full electric propulsion at zero emission.

The Jeep hybrid lineup expanded for Model Year 2021 with the launch of the Jeep Wrangler 4xe for North America, Europe and China markets. In 2021, the DS9 E-Tense, Peugeot 508 PSE, Peugeot 308 Hybrid, DS4 E-Tense, Opel Vauxhall Astra Hybrid and Citroën C5 X Hybrid were also launched.

Battery Technology
In 2020, Automotive Cell Company (“ACC”), an equity method joint venture with Total/Saft, was formed for the development and manufacture of high-performance batteries for the automotive industry. A research and development center in Bordeaux and a pilot site in Nersac (France) were established by Automotive Cell Company to develop high-performance lithium-ion technologies for electric car batteries. Production by the joint venture is planned to be launched in Douvrin (France) in 2023. In September 2021, it was announced that Mercedes-Benz AG has agreed to join ACC as its third partner.

In October 2021, we entered into separate memoranda of understanding with LG Energy Solution and Samsung SDI to form joint ventures for the production of battery cells and modules for North America. Production by the joint venture with LG Energy Solutions is targeted to begin in the first quarter of 2024. The joint venture with Samsung SDI is targeted to begin production in 2025.
Vehicle Energy Demand
Stellantis research and development efforts regarding vehicle energy demand have been focused on reducing energy loss, enhancing integration and improving overall vehicle efficiency.
Reductions in energy losses have been concentrated on weight reduction with the adoption of lightweight materials for closures and structural components; aerodynamic drag improvements through static shape, aero shields, adjustable height suspension and active front air dams; and lower rolling resistance tires. Additional development has also included reductions in driveline energy loss, and the optimization of several electrical loads through the implementation of technologies.
Stellantis continues to undertake development activities on systems integration to find technical solutions for vehicle energy demand. Internal combustion engines with 12v batteries are designed to be recharged by high efficiency alternators. The HVAC systems on PHEV and BEVs are designed to integrate both the cabin and battery cooling systems with the adoption of fully electric air conditioning and advanced thermal management systems to control cabin temperatures.

Intellectual Property
Stellantis owns a significant number of patents, trade secrets, licenses, trademarks and service marks, including, in particular, the marks of its vehicle and component and production systems brands, which relate to its products and services. We expect the number to grow as we continue to pursue technological innovations. We file patent applications in Europe, the U.S. and around the world to protect technology and improvements considered important to our business. No single patent is material to our business as a whole.
Property, Plant and Equipment
As of December 31, 2021, Stellantis manufacturing facilities (including vehicle and light commercial vehicle assembly, powertrain and components plants, and excluding joint ventures), are primarily located in Enlarged Europe (mainly in France, Germany, Italy, Spain and UK), North America (U.S., Canada and Mexico) and South America (Brazil and Argentina). Stellantis companies have also historically owned other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of Stellantis’ property, plant and equipment as of December 31, 2021 was €35.5 billion.
A number of Stellantis manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, were and are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2021, property, plant and equipment reported as pledged as collateral for loans amounted to approximately €1.4 billion, excluding Right-of-use assets (refer to Note 11, Property, plant and equipment).
Stellantis was not aware of any environmental issues that would materially affect the utilization of fixed assets. See Industrial Environmental Control.
Supply of Raw Materials, Parts and Components
Stellantis purchases a variety of components (including but not exclusively, mechanical, steel, electrical, electronic and plastic components as well as castings and tires), raw materials, supplies, utilities, logistics and other services from numerous suppliers. The purchase of raw materials, parts and components has historically accounted for 70-80 percent of total Cost of revenues. Of these purchases, 10-20 percent relates to the cost of raw materials, including but not exclusively steel, rubber, aluminum, resin, copper, lead, and precious metals (including platinum, palladium and rhodium).

Stellantis’ focus on quality improvement, cost reduction, product innovation and production flexibility requires the Company to rely upon suppliers with a focus on quality and the ability to provide cost reductions. Stellantis has valued relationships with suppliers, and works to establish closer ties with a significantly reduced number of suppliers by selecting those that enjoy a leading position in the relevant markets. In addition, Stellantis sources some of the parts and components for vehicles internally from Teksid. Subsequent to the sale of parts of Teksid's cast iron business, Stellantis entered into a long-term supply agreement with the acquirer, Tupy S.A. Stellantis previously agreed to a multi-year supply agreement with Marelli in connection with the sale of that business.
Stellantis experienced a loss of approximately 20 percent of its planned 2021 production as a result of unfilled semiconductor orders. Stellantis also experienced a significant increase in the cost of raw materials which has partially been mitigated with merger synergies and a shortage of certain key components in 2021, but did not otherwise experience any major production losses as a result of material or parts shortages. Stellantis regularly sources some of its systems, components, parts, equipment and tooling from a single provider or limited number of providers. As with unfilled semiconductor orders in 2021, we are at risk of production delays and lost production should any supplier fail to deliver goods and services on time. In addition, although we have recently entered into several significant agreements with battery and raw material suppliers, as we implement our vehicle electrification strategy, our dependence on a significant supply of battery components and related raw materials will also increase. See also “Risk Factors - We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.” and “Risk Factors - The coronavirus (COVID-19) pandemic could continue to disrupt the manufacture and sale of our products and the provision of our services and adversely impact our business.”
Supply of raw materials, parts and components can also be disrupted or interrupted by natural disasters. In such circumstances, Stellantis works proactively with suppliers to identify material and part shortages and take steps to mitigate their impact by deploying additional personnel, accessing alternative sources of supply and managing its production schedules. Stellantis also continues to refine processes to identify emerging capacity constraints in the supplier tiers given the ramp up in manufacturing volumes to meet volume targets. Furthermore, Stellantis continuously monitors supplier performance according to key metrics such as part quality, delivery, performance, financial solvency and sustainability.

Employees
At December 31, 2021, Stellantis had a total of 281,595 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries) and a 5.8 percent decrease from December 31, 2020 on a Pro Forma basis. The following table provides a breakdown of employees as of December 31, 2021 and 2020 by geographical area. Figures at December 31, 2020 are the aggregation of former FCA and former PSA excluding Faurecia.

	At December 31,
	2021	2020 Pro forma
North America	91,289	95,151
South America	29,352	35,851
Enlarged Europe	150,807	158,277
Middle East & Africa	5,983	4,617
China, India & Asia Pacific	4,164	4,983
Total	281,595	298,879
The number of employees as of December 31, 2019, was 113,967 for former PSA excluding Faurecia and 191,752 for former FCA, respectively.
Stellantis employees are free to join any trade union, provided they do so in accordance with local laws and the rules of the related trade union. Local collective agreements are led by the regions and/or countries which take the global Company polices into account and reflect local particularities.
An active dialogue has been maintained in 2021 with various employee representation bodies existing at a transnational level, notably the European Works Councils for former PSA and former FCA employees whose mandates are respected.
Trade Unions and Collective Bargaining
In 2021, approximately 87 percent of the workforce are covered by a collective agreement.
Stellantis is committed to enacting a high-quality collective agreements strategy, based on a sound understanding of the Company, seeking out innovative solutions and demonstrating a capacity to reconcile the Company’s economic and social challenges. During 2021, examples of innovative solutions include:
•The first Stellantis plant dedicated to BEV was established in the UK and a new agreement was signed to allow the plant transformation to produce BEV and LCV.
•In France and Italy, the plants in Douvrin and Melfi have been converted to battery production instead of internal combustion engine production.
•In Germany, agreement was reached with the trade unions to modernize the pension scheme.
In 2021, more than 450 collective agreements were in place worldwide and a majority of the Company workers were covered by a collective bargaining agreement at sector or Company level. Stellantis adopts an open approach to communicate with employees in countries where there is not an obligation for trade union implementation. As an example, in China, the mechanism of Voice of Employees (VOE) has been set up to work as a proactive bridge between employees and management. VOE representatives are consulted by the management over all important employee-related policy matters. VOE representatives communicate to China employees about Stellantis strategies and latest news and disclosures.
The Company endorses the United Nations (“UN”) declaration on human rights and the International Labor Organization’s declaration on fundamental principles and rights at work.

Sales Overview
New vehicle sales represent sales of vehicles primarily by dealers and distributors, or, directly by us in some cases, to retail customers and fleet customers. Sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by joint ventures and third party contract manufacturers and distributed under our brands. Sales figures exclude sales of vehicles that we contract manufacture for other OEMs. While vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to Net revenues, Cost of revenues or other measures of financial performance in any given period, as such results were primarily driven by vehicle shipments to dealers and distributors or to retail and fleet customers. For a discussion of our shipments, see FINANCIAL OVERVIEW—Shipment Information. Sales and market shares for 2020 and 2019 reported in the tables below are the aggregation of FCA and PSA while 2021 also includes FCA for the period from January 1 to January 16, prior to the merger. The following table shows new vehicle sales by geographic market for the periods presented.

	Years ended December 31,
	2021	2020	2019
	(millions of units)
North America	2.0	2.1	2.5
South America	0.8	0.6	0.7
Enlarged Europe	3.1	3.1	4.2
Middle East & Africa	0.4	0.4	0.3
China and India & Asia Pacific	0.2	0.2	0.3
Total Regions	6.5	6.4	8.0
Maserati	0.02	0.02	0.03
Total Worldwide	6.5	6.4	8.0
North America
North America Sales and Competition
The following table presents vehicle sales and estimated market share in the North America segment for the periods presented:

	Years ended December 31,
	2021(1)		2020(1)		2019(1)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	1,777	11.6%	1,821	12.2%	2,204	12.6%
Canada	161	9.9%	179	11.6%	223	11.6%
Mexico	66	6.4%	59	6.0%	74	5.5%
Total	2,004	11.1%	2,059	11.8%	2,501	12.0%
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers Automotive consultants, Mexico - INEGI (Government National Institute), U.S. - Ward's Automotive.
Maserati excluded from volumes and market share.

The following table presents estimated new vehicle market share information for Stellantis and our principal competitors in the U.S., our largest market in the North America segment:

	Years ended December 31,
U.S.	2021	2020	2019
Automaker	Percentage of industry
Toyota	15.2%	14.2%	13.6%
GM	14.5%	17.1%	16.5%
Ford	12.4%	13.7%	13.8%
Stellantis(1)	11.6%	12.2%	12.6%
Honda	9.6%	9.0%	9.2%
Hyundai/Kia	9.7%	8.2%	7.6%
Nissan	6.4%	6.0%	7.7%
Other	20.6%	19.6%	19.0%
Total	100.0%	100.0%	100.0%
________________________________________________________________________________________________________________________________________________(1) Excluding Maserati.
U.S. industry sales, including medium and heavy-duty vehicles, were 17.5 million units in 2019 and fell to 14.9 million units in 2020 due to the COVID-19 pandemic, then rising to 15.3 million units in 2021. The strong recovery in the automotive sector in 2021 was supported by the general economic rebound after the pandemic with the size of the recovery negatively impacted by unfilled semiconductor orders.
Our vehicle line-up in the North America segment primarily leveraged the brand recognition of the Jeep, Ram, Dodge and Chrysler brands to offer utility vehicles, pickup trucks, cars and minivans under those brands. Vehicle sales and profitability in the North America segment were generally weighted towards larger vehicles such as utility vehicles, trucks and vans, consistent with overall industry sales trends in the North America segment, which have become increasingly weighted towards utility vehicles and trucks in recent years.
The decrease in 2021 sales compared to 2020 resulted primarily from supply issues related to the ongoing unfilled semiconductor orders and pandemic recovery, coupled with a pent-up demand for Jeep and Ram brand vehicles. Jeep expanded its market coverage with the all-new Wagoneer and Grand Wagoneer in the premium vehicle segment, in addition to introducing the all-new Jeep Grand Cherokee and the all-new Jeep Grand Cherokee L three row vehicle.
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
North America Dealer and Customer Financing
In the North America segment, on November 1, 2021, Stellantis closed a previously announced acquisition of First Investors Financial Services Group, which has been renamed Stellantis Financial Services US Corp (“Stellantis Financial Services”). Stellantis Financial Services will provide U.S. customers and dealers with a complete range of financing options in the near-to-medium term, including retail loans, leases, and floorplan financing however as at today Stellantis relies upon independent financial service providers, including Santander Consumer USA Inc. (“SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, FCA entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA will continue to provide a wide range of wholesale and retail financial services to dealers and retail customers in the U.S., under the Chrysler Capital brand name and covering the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brands.

The SCUSA Agreement has a ten year term expiring in April 2023, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the agreement. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs. SCUSA’s exclusivity rights will continue to be subject to SCUSA maintaining certain performance standards and price competitiveness, based on minimum approval rates and market benchmark rates to be determined through a steering committee process, as set out in the SCUSA Agreement.
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to April 2023 and, in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. Refer to Note 26, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report.
As of December 31, 2021, SCUSA provided wholesale lines of credit to approximately 9 percent of our dealers in the U.S., while Ally Financial Inc. (“Ally”) was at 31 percent. For the year ended December 31, 2021, approximately 85 percent of the vehicles purchased by our U.S. retail customers were financed or leased, of which approximately 48 percent financed or leased through SCUSA (34 percent) and Ally (14 percent). Alfa Romeo brand development within the U.S. was also supported by dealer and retail customer financing with primary financial institutions. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada.
In Mexico, we have a private label agreement with Inbursa Group for the former FCA brands in order to provide dealer and retail customer financing programs. We also operate in Mexico through a partnership with Santander, to provide retail financing to the Peugeot brand customers. Wholesale financing to dealer networks is provided by BPF Finance México S.A. de C.V., SOFOM (a fully owned subsidiary of Banque PSA Finance) to Peugeot dealers in Mexico. For the year ended December 31, 2021, approximately 26 percent of the vehicles purchased by our Mexican retail customers were financed or leased through Santander Mexico.
We have decided to regroup all financing activities in Mexico for all Brands under the partnership with Inbursa. As a consequence of such orientation, in November 2021, a share purchase agreement was signed by BPF with Grupo Financiero Inbursa for the acquisition by the latter of the entire share capital of BPF Finance México S.A. de C.V., SOFOM.
South America
South America Sales and Competition
The following table presents our vehicle sales and market share in the South America segment for the periods presented:

	Years ended December 31,
	2021(1)		2020(1)		2019(1)
South America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	636	32.0%	461	23.5%	545	20.4%
Argentina	103	29.1%	83	25.6%	99	22.4%
Other South America	73	6.0%	49	6.0%	73	6.0%
Total	812	22.9%	593	19.1%	717	16.6%
 _______________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
Maserati excluded from volumes and market share.

The following table presents Stellantis vehicle market share information and our principal competitors in Brazil, our largest market in the South America segment:

Brazil	Years ended December 31,
	2021(1)	2020(1)	2019(1)
Automaker	Percentage of industry
Stellantis(2)	32.0%	23.5%	20.4%
Volkswagen	15.9%	17.4%	16.0%
GM	12.2%	17.3%	17.8%
Ford	2.0%	7.2%	8.3%
Other	37.9%	34.6%	37.5%
Total	100.0%	100.0%	100.0%
____________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use data provided by ANFAVEA (Associação Nacional dos Fabricantes de Veículos Automotores).
(2) Excluding Maserati.
Automotive industry volumes within the countries in which the South America segment operates increased 13.9 percent from 2020 to 3.5 million vehicles (cars and light commercial vehicles) in 2021, which was primarily driven by the impact of COVID-19 on the South America automotive industry in 2020. Overall there was a 1.2 percent increase in the industry in Brazil, reflecting the unfilled semiconductor orders, which has affected the production capacity, and a 9.7 percent increase in the industry in Argentina, reflecting the gradual recovery of sales and the country's economy.
Stellantis’ market share in South America increased 380 basis points from 19.1 percent in 2020 to 22.9 percent in 2021, primarily reflecting market share growth in Brazil, driven by all Stellantis brands, mainly Fiat, which led the Brazilian market. In Brazil, overall market share increased 850 basis points to 32.0 percent in 2021 from 23.5 percent in 2020 while, in Argentina, overall market share increased 350 basis points to 29.1 percent in 2021 from 25.6 percent in 2020.
Our vehicle line-up in South America leverages the brand recognition of Fiat, as well as the relatively urban population of countries like Brazil, and offers vehicles in smaller segments, such as the Fiat Argo as well as the Fiat Mobi. Fiat also led the pickup truck market in Brazil, with the all-new Fiat Strada and the Fiat Toro (both represent a total of 50.2 percent market share in the segment). Jeep led the SUV segment in Brazil with 22.2 percent market share primarily based on the performance of the Jeep Renegade and the Jeep Compass. Peugeot and Citroën are conquering new consumers and grew, respectively, 119.1 percent and 73.2 percent in sales compared to 2020.
South America Distribution
In South America, law in each country regulates retail vehicle distribution. In Brazil and Argentina, distribution is done through dealers of each brand, although it is common for the same distributor to have several stores in order to serve different brands. In other countries, distribution is done through multi-brands importers or dealers.
South America Dealer and Customer Financing
In the South America segment, we provide access to dealer and retail customer financing both through 100 percent owned captive finance companies and also through strategic relationships with financial institutions.

We have two 100 percent owned captive finance companies in the South America segment that offer dealer and retail customer financing: Banco Fidis S.A. (“Banco Fidis”) in Brazil and FCA Compañia Financiera S.A. in Argentina and two 50 percent owned joint ventures: Banco PSA Finance Brasil S.A. (with Santander) and PSA Finance Argentina Compañia Financiera S.A. (with BBVA) that offer dealer and retail customer financing. In addition, in Brazil we have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing our branded vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil and our partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, which applied only to our retail customers purchasing Fiat branded vehicles, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. In July 2015, Fiat Chrysler Automoveis Brasil (“FCA Brasil”) and Banco Fidis signed a ten-year partnership contract with Bradesco, one of the leading Brazilian banks, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos finances retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil promotes Bradesco as FCA Brasil’s official financial partner. Banco Fidis is in charge of the commercial management of this partnership and receives commissions for this partnership agreement and for acting as banking agent, based on profitability and penetration.
Enlarged Europe
Enlarged Europe Sales and Competition
The following table presents Stellantis vehicle sales and market share in the Enlarged Europe segment for the periods presented:

	Years ended December 31,
	2021		2020		2019
Enlarged Europe	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
France	749	35.8%	755	36.8%	1,002	37.2%
Italy	642	39.1%	615	39.9%	845	40.1%
Germany	416	14.4%	415	13.0%	519	13.2%
UK	315	15.7%	302	15.6%	448	16.7%
Spain	257	25.4%	259	25.6%	404	27.4%
Other	675	11.0%	696	11.6%	949	12.1%
Europe(1)	3,054	22.1%	3,042	22.1%	4,167	23.1%
Other Europe(2)	48	2.1%	38	1.7%	43	1.8%
Total	3,102	19.4%	3,080	19.3%	4,210	20.6%
________________________________________________________________________________________________________________________________________________
(1) Europe 29 = 27 members of European Union excluding Malta and including Iceland, UK, Norway, Switzerland and Liechtenstein.
(2) Other Europe = Eurasia (Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Russia, Ukraine, Uzbekistan) + other Europe (Albania, Bosnia, Kosovo, Malta, Montenegro, North Macedonia, Serbia).
Maserati excluded from volumes and market share of the region.

The following table summarizes new passenger vehicle market share information and our principal competitors in Europe, our largest market in the Enlarged Europe segment:

	Years ended December 31,
Europe(1) Passenger Cars	2021	2020	2019
Automaker	Percentage of industry
Volkswagen	25.0%	25.5%	24.5%
Stellantis(2)	20.2%	20.2%	21.5%
Renault	9.3%	10.2%	10.5%
Hyundai/Kia	8.7%	7.1%	6.7%
BMW	7.3%	7.1%	6.6%
Toyota	6.4%	5.8%	5.1%
Daimler	5.8%	6.5%	6.5%
Ford	4.7%	5.7%	6.3%
Other	12.6%	11.9%	12.3%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) 27 members of the European Unit excluding Malta and including Iceland, UK, Norway, Switzerland and Liechtenstein.
(2) Excluding Maserati.

In 2021, the automotive industry in Europe 30 is in line with 2020, still negatively impacted by COVID-19 pandemic and, especially in the second half, by semiconductors shortage.
The Company's overall market share in 2021 in Enlarged Europe 30 is in line with in 2020 at 22.1 percent, primarily reflecting 0.4 percent volume increase with the main contribution of Jeep (increase of 5.3 percent) and Opel/Vauxhall (increase of 2.3 percent). In 2021 Stellantis also maintained commercial vehicles market leadership with 33.7 percent.
In Enlarged Europe, our sales are largely weighted to passenger cars, with an estimation of 48.1 percent of total vehicle sales in the small car segment for 2021, reflecting demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
Enlarged Europe Distribution
In Europe, our relationship with individual dealer entities may be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale.
We sell our vehicles directly to independent and our owned dealer entities located in most European markets, as well as to fleet customers (including government and rental). In other markets and in segments in which we do not have a substantial presence, we have agreements with general distributors.
Stellantis has engaged during 2021 a transformation process by terminating its distribution contracts and at the same time consulting its networks on the future distribution model. This process was undertaken in anticipation of implementing new distribution schemes as of June 2023.
Enlarged Europe Dealer and Customer Financing
In the Enlarged Europe segment, dealer and retail customer financing is managed by FCA Bank, a 50 percent joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”) as for the former FCA brands (Abarth, Alfa Romeo, Dodge, Fiat, Fiat Professional, Jeep, Lancia, Chrysler, Maserati & Ram), and by BPF as for the former PSA brands (through two partnerships described below). FCA Bank operates in Europe, including the five major markets of Italy, France, Germany, Spain and the UK, and provides dealer and retail financing and, within selected countries, also rentals to support the former FCA vehicle brands. FCA Bank provides its services to the Maserati luxury brand, as well as certain other OEMs, including Ferrari. The joint venture with CACF was initially entered into in 2006 and was thereafter renewed with a term extended through December 31, 2024. BPF operates through two 50 percent joint ventures under the umbrella of two major partnerships in Europe, one with Group Santander Consumer Finance (“SCF”) for the Peugeot, Citroën and DS brands, and one with BNP Paribas Personal Finance (“BNPP PF”) for the Opel and Vauxhall brands. The partnership with SCF began in 2015 with an initial duration of 10 years and with BNPP PF in 2017 with an initial duration of 12 years.

On December 17, 2021, Stellantis announced the intention to reorganize its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with CACF (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys, currently a 100 percent owned subsidiary of FCA Bank, and the activities of Free2Move Lease (“F2ML”), a business unit created within the former Groupe PSA and which aims to develop the business to business (“B2B”) long-term leasing activity. In addition, the joint ventures with BNPP PF and SCF are planned to be reorganized so the joint ventures with BNPP PF will operate financing activities in Germany, Austria and in the UK and joint ventures with SCF will operate financing activities in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities will cover all Stellantis brands.The proposed transactions are targeted to be signed in the first quarter of 2022 and completed during the first half of 2023.
Sales activities within certain Eastern European countries are supported by private label agreements with local banks covering both the wholesale and retail financing needs.
Middle East & Africa
Middle East & Africa Sales and Competition
The following table presents Stellantis vehicle sales and market share in the Middle East & Africa segment for the periods presented:

	Twelve Months Ended December 31,
	2021		2020		2019
Middle East & Africa	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Turkey	219	29.7%	248	32.1%	138	28.8%
Egypt	43	23.3%	33	25.2%	23	14.3%
Morocco	37	20.9%	27	20.3%	33	20.1%
Overseas France(1)	23	31.6%	20	30.5%	25	30.9%
Gulf(2)	33	3.2%	24	2.9%	33	3.1%
Israel Zone(3)	23	7.9%	17	7.7%	20	7.8%
Other(4)	33	1.4%	27	1.4%	30	1.2%
Total	411	11,9%	396	13.6%	302	9.0%
____________________________________________________________________________________________________
(1) Includes: French Guiana, Mayotte, Reunion, Martinica, Guadeloupe.
(2) Includes: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE, Yemen.
(3) Includes: Israel, Palestine.
(4) Without banned countries: Iran, Sudan, Syria.
Maserati excluded from volumes and market share of the region.

In 2021, the total industry volume of Middle East & Africa demonstrated a solid growth of 19.3 percent, despite volatility and sensitivity to the geopolitical environment and supply constraints, for instance, leading to the decrease of 4.6 percent in the Turkey market. As such, Stellantis increased its sales volumes by 3.8 percent with 411 thousand deliveries and market share gains in most of the major countries.

Despite this dynamism, overall market share of the region reached 11.9 percent, down by 170 basis points as compared to 2020. The decrease was primarily due to negative country mix, mainly Turkey, and availability of supply in the second half of 2021 for Egypt and Turkey, where Stellantis confirmed its leadership reaching 23.3 percent and 29.7 percent, respectively.
LCV sales increased by 22 percent, up to 105 thousand units, sustained by leadership in the vans segment, and the launch of new offers in the pick up segment, such as the new Peugeot Landtrek.

The following table summarizes new passenger vehicle market share information and our principal competitors in the Middle East & Africa:

	Years ended December 31,
G5(1) Middle East & Africa Passenger Cars	2021	2020	2019
Automaker	Percentage of industry
Toyota	18.4%	17.4%	20.3%
Hyundai/Kia	16.8%	15.1%	18.3%
Stellantis(2)	12.8%	15.4%	11.5%
Renault	10.4%	12.3%	10.6%
Volkswagen	9.7%	10.3%	8.2%
Ford	2.4%	3.1%	2.6%
BMW	1.4%	1.3%	1.1%
Daimler	1.2%	1.3%	1.0%
Other	26.9%	23.8%	26.4%
Total	100%	100.0%	100.0%
________________________________________________________________________________________________________________________________________________
(1) G5: Turkey, Morocco, Israel zone, Gulf, Overseas France.
•Gulf: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE, Yemen.
•Israel Zone: Israel, Palestine.
•Overseas France: French Guiana, Mayotte, Reunion, Martinica, Guadeloupe.
(2) Excluding Maserati.
Middle East & Africa Distribution
In Turkey, Peugeot, Citroën, DS and Opel brands are distributed through a national sales company, consolidating operations for these four brands, whereas Fiat, Alfa Romeo and Jeep brands are distributed by a joint venture with Koc Automotiv Group, Tofas.

In Morocco, a national sales company is in charge of distributing Fiat, Alfa Romeo, and Jeep, while Peugeot, Citroën and DS Brands are managed by a local importer.

In South Africa we also operate through a national sales company that distributes Peugeot, Citroën and Opel, Fiat, Jeep and Alfa Romeo.

In all other markets of the region, we distribute through agreements with local general distributors, with the regional offices of Stellantis located in Cairo and Dubai coordinating operations in Egypt and Middle East.

Middle East & Africa Dealer and Customer Financing
We operate in Turkey, where the activities related to the FCA brands, are carried out through a joint venture, Koç Fiat Kredi, that provides financial services mainly to retail customers, while the activities related to the PSA brands are carried out by a subsidiary of BPF, which markets a range of retail financing and insurance products in cooperation with a TEB Finansman AS, a subsidiary BNPP PF.
Finally, we operate vendor programs with bank partners in other markets to provide access to dealer and retail customer financing in those markets:
•In South Africa the former FCA brands sales are supported by Wesbank (South Africa market) covering both wholesale and retail financing under the FCA Finance South Africa brand; and
•In Morocco by FCA Bank for the dealer financing activity while sales to retail customers are supported by a private label agreement with Wafasalaf.

China and India & Asia Pacific
China and India & Asia Pacific Sales and Competition
The following table presents our vehicle sales and market share in the China and India & Asia Pacific segment:

	Years ended December 31,
	2021(1)(5)		2020(1)(5)		2019(1)(5)
China and India & Asia Pacific	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)*	125	0.6%	108	0.5%	229	1.1%
Japan	45	1.2%	41	1.1%	40	0.9%
India(3)	13	0.4%	5	0.2%	11	0.4%
South Korea	12	0.8%	12	0.7%	15	1.0%
Australia	17	1.7%	14	1.6%	14	1.4%
Asean & General Distributors(4)	13	0.5%	10	0.4%	11	0.3%
China and India & Asia Pacific major Markets	225	0.7%	190	0.6%	320	0.9%
Other China and India & Asia Pacific	5	—	3	—	4	—
Total	230	—	193	—	324	—
________________________________________________________________________________________________________________________________________________
* Includes Hong-Kong and Taiwan.
(1) Estimated market share data presented are based on company’s estimates of industry sales data, which use certain data provided by third-party sources.
(2) Data include vehicles sold by our joint ventures in China for Stellantis brands.
(3) India market share is based on wholesale volumes.
(4) Asean & General Distributors (AGD) includes Singapore, Brunei, Vietnam, Malaysia, Thailand, Indonesia, Philippines, Cambodia, New Caledonia, French Polynesia, Myanmar.
(5) Sales reflect retail deliveries. China and India & Asia Pacific industry reflects aggregate for major markets where the Company competes (China (PC), Japan (PC), India (PC), South Korea (PC + Pickups), Australia and AGD). Market share is based on retail / registrations except, as noted above, in India where market share is based on wholesale volumes.
Maserati excluded from volumes and market share.

The automotive industry in the China and India & Asia Pacific segment has shown a year-over-year growth, with industry sales in the six key markets (China, India, Japan, Australia, South Korea and Asean & General Distributors (“AGD”) increasing by 4.7 percent to 33.2 million units. The increase in demand was primarily driven by key markets recovering from the impacts of COVID-19 that mainly affected 2020. In the later part of 2021, impacts from unfilled semiconductor orders were also felt which slowed down the recovery rate and drove a year-over-year decline in Japan and South Korea. Markets with increasing demand from 2020 to 2021 were China (4.0 percent), AGD (7.7 percent), India (27.0 percent) and Australia (14.3 percent), while markets with decreasing demand were Japan (-3.5 percent) and South Korea (-9.2 percent).
We sell a range of vehicles in the China and India & Asia Pacific segment, including small and compact cars, premium mid-size cars, sports utility vehicles and light commercial vehicles. Although our smallest segment by vehicle sales, China and India & Asia Pacific segment represents a significant growth opportunity and we are invested in building relationships with key partners in China and India to increase our manufacturing footprint and presence in the region. In the China and India & Asia Pacific segment we also distribute vehicles that are manufactured in the U.S. and Europe through our dealers and distributors.
China and India & Asia Pacific Distribution
In the key markets in the China and India & Asia Pacific segment (China, Australia, India, Japan, South Korean and AGD), we sell our vehicles through 100 percent owned subsidiaries or through our joint ventures, GAC FCA JV and DPCA JV to local independent dealers. The Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”) markets the vehicles produced by DPCA in China. We operate through national sales companies in Australia, Japan, India and South Korea. In AGD and smaller markets, we have agreements with general distributors.

China and India & Asia Pacific Dealer and Customer Financing
In China, we operate a 100 percent owned captive finance company, FCA Automotive Finance Co., Ltd, which supports our sales activities in China on a non-exclusive basis through dealer and retail customer financing. Cooperation agreements are in place with third-party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
We also operate two joint finance companies with the Dongfeng Motor Group (“Dongfeng”), namely Dongfeng Peugeot Citroën Auto Finance Company Ltd and Dongfeng Peugeot Citroën Financial Leasing Co, which provide the financing of the Dongfeng Peugeot and Dongfeng Citroën brands in China as well as leasing solutions.
Maserati
In 2021, Maserati debuted the new Levante Hybrid which became the Brand’s first hybrid SUV, after the successful launch of its first hybrid vehicle, the Ghibli Hybrid in 2020. After revealing in 2020 the all-new Maserati MC20 super sport car, equipped with the new Maserati-built Nettuno engine, deliveries started in September 2021. The flow of new product will continue in 2022 with the all-new Grecale to be revealed in March 2022, with deliveries to start in mid-2022; followed by the MC20 Retractable Hard Top and the reveal of the all-new GranTurismo, in internal combustion engine (“ICE”) and BEV versions, in late 2022.
The following table shows the distribution of Maserati sales by geographic regions and as a percentage of total sales for each of the years ended December 31, 2021, 2020 and 2019:

	2021 Sales	As a percentage of 2021 sales	2020 Sales	As a percentage of 2020 sales	2019 Sales	As a percentage of 2019 sales
U.S.	7,765	32%	5,185	30%	8,108	31%
China	7,357	30%	4,506	26%	6,446	24%
Europe top 4(1)	3,434	14%	2,649	15%	4,372	17%
Japan	1,080	4%	893	5%	1,256	5%
Other countries	4,633	20%	3,933	24%	6,294	23%
Total	24,269	100%	17,166	100%	26,476	100%
________________________________________________________________________________________________________________________________________________
(1) Italy, United Kingdom, Germany and Switzerland.

In 2021, a total of 24.3 thousand Maserati vehicles were sold, showing an increase of 41.4 percent compared to 2020 as a result of strong sales performance in China, U.S., Europe and other key markets, surpassing the 6 percent increase of industry volumes in the Maserati relevant segments.
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

Cyclical Nature of the Business
As is typical in the automotive industry, Stellantis’ vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result could vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence is low. Moreover, increases in inflation may lead to subsequent increases in the cost of borrowing and availability of affordable credit for vehicle financing, which may further influence retail consumers to delay the purchase of a new vehicle. In addition, Stellantis’ vehicle production volumes and related revenues could vary from month to month, sometimes due to plant shutdowns, which could occur for several reasons including raw material or component unavailability, production changes from one model year to the next and actions to balance vehicle supply and demand fluctuations and also to adjust dealer stock levels appropriately. Plant shutdowns, whether associated with model year changeovers or other factors such as temporary supplier interruptions, could have a negative impact on Stellantis’ revenues and working capital as Stellantis continues to pay suppliers under established terms while Stellantis would not receive proceeds from vehicle sales. Refer to Liquidity and Capital Resources—Liquidity Overview for additional information.
Legal Proceedings
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles.
Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of December 31, 2021, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.
In the U.S., we remain subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. We have continued discussions with the DoJ, Criminal Division to determine whether we can reach an appropriate resolution of their investigation as it relates to FCA US. Resolution of the investigation may involve the payment of penalties and other non-financial sanctions. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we have increased our accrual for this matter to approximately €266 million, which reflects our best estimate at this time. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.

In Europe, we have continued to work with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several diesel models.
We also responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for FCA diesel vehicles, and discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. On December 2, 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules.
In December 2019, the MIT notified FCA of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending.
In addition, as part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. FCA Italy was also designated as a material witness in connection with allegations of obstruction of the actions of an economy ministry antifraud inspector in 2016 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in the aggregate, material to the Company.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We have also responded to limited inquiries from the Public Prosecutor of Frankfurt relating to PSA vehicles and a PSA engine. We continue to cooperate with these investigations.
Several former FCA companies and our Dutch dealers have also been served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We are aware of similar claims in Portugal and the Netherlands regarding PSA vehicles, and the UK regarding vehicles of our brands (both FCA and PSA). We have also received notice of a purported securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. We are defending approximately 6,000 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany. We are also defending a small number of similar claims in Austria.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company. Our appeal of the MOE’s decision was rejected and we are now pursuing jurisdictional appeals. In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,400 other FCA vehicles. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters and is appealing a decision of the Korean Fair Trade Commission imposing an administrative fine for a purported breach of the Act on Fair Labeling and Advertisement in connection with the vehicles imported into Korea between 2015 and 2017.
National Training Center
On January 27, 2021, FCA US announced an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which received court approval on July 19, 2021, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the Company and which was accrued prior to the merger. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and sought a cease and desist order as well as the posting of a notification with respect to the alleged practices, but subsequently dismissed the charges.
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. We have filed motions to dismiss in both cases and those motions remain pending.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V.. The court dismissed GM’s lawsuit with prejudice. GM appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit and oral argument on that appeal was held on March 4, 2021 but no decision has been rendered.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. FCA US and FCA N.V. filed a motion for summary disposition in the state court case and GM filed a motion to compel discovery. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion. GM filed a second amended complaint on December 23, 2021. On February 4, 2022, the court denied our motion for a protective order and ordered that some discovery would be allowed before the court rules on the pending motion for summary disposition.

Tigershark Engine
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company.

Environmental and Other Regulatory Matters
At Stellantis, we engineer, manufacture and sell our products and offer our services around the world, subject to requirements applicable to our products that relate to vehicle emissions, fuel economy, emission control software calibration and on-board diagnostics, as well as those applicable to our manufacturing facilities that relate to stack emissions, the treatment of waste, water and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and the propulsion systems that power them must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate end-of-life vehicles (“ELVs”) and the chemical content of our parts). In addition, vehicle safety regulations are becoming increasingly strict.
We believe we are substantially in compliance with the relevant global regulatory requirements affecting our facilities and products taken as a whole, although we may from time to time fail to meet a particular regulatory requirement. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance. Compliance with these requirements involves significant costs and risks. See “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate-Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results.” and “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate-We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers.”
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

In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California qualify as zero emission vehicles, such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. As part of a joint September 2019 rule (“SAFE 1 Rule”) NHTSA concluded that its corporate average fuel economy standards preempt California’s GHG regulation and zero emission vehicle (“ZEV”) program. In addition, EPA withdrew its waiver for California’s GHG and ZEV program. In December 2021, NHTSA published a rule that repeals the NHTSA component of the Safe 1 Rule. In April 2021, EPA announced its intent to reconsider its withdrawal of California’s waiver. However, it has not announced the outcome of its reconsideration. Expected to be issued in early to mid-2022, EPA’s decision on California’s waiver likely will reinstate California’s legal right to have and enforce its GHG and ZEV programs.
To the extent allowed by the existing waiver, federal law further allows other states to adopt CARB’s LEV III criteria emission, GHG and ZEV standards. Thirteen other states currently enforce California’s LEV III standards in lieu of the federal EPA standards, and ten states have also adopted California’s ZEV requirements.
Manufacturers must comply with EPA’s and CARB’s criteria emission standards at a vehicle-level as well as a sales-weighted fleet level, whereas CARB’s ZEV requirements, to the extent enforceable, are fleet-only standards.
For a discussion of inquiries into our compliance with certain regulations in the U.S., see Note 26, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results.”
Enlarged Europe Region
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
Euro 6 emission levels are in effect for all passenger cars and light commercial vehicles and require additional technologies and further increase the cost of diesel engines compared to prior Euro 5 standards. These new technologies have put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EC and are effective for all new passenger cars and light commercial vehicles. In addition to WLTP, the new RDE test procedure to directly assess the regulated emissions of light duty vehicles under real driving conditions is effective. More stringent test requirements related to RDE, as well as requirements relating to On-board Fuel and/or Energy Consumption Monitoring Device for Fuel Consumption Monitoring, is effective for all new passenger cars registered after January 1, 2021 and all new light commercial vehicles registered after January 1, 2022.
For a discussion of inquiries from relevant governmental agencies in the European Union, see Note 26, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits which may lead to further enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers”

South America Region
Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow the European procedures, standards and onboard diagnostic requirements described below under Enlarged Europe Region. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment and have been in place since 1988 for passenger cars and light commercial vehicles. The next phase of regulations (PROCONVE L7) aligned with fuel efficiency and safety standards in January 2022 and a second step (PROCONVE L8) will come into effect in January 2025 with fleet target limits (US BIN methodology) and real driving emission limits. Argentina has implemented regulations that mirror the European Commission Euro 5 standards for all new vehicles. In Chile, implementation of Euro 6 standards is set for 2022.
China and India & Asia Pacific Region
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
South Korea implemented regulations that are similar to California’s LEV III regulations beginning in 2016 and became fully required in 2019 for all gasoline vehicles. Diesel vehicles are required to meet Euro 6 EU emissions requirements. Japan adopted the Worldwide Harmonized Light Vehicle Testing Procedures (“WLTP”) without Extra High phase in 2018 for new models and for all models beginning January 2021. WLTP is a global harmonized standard for regulating GHG emissions, non-GHG pollutants, and fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids.
India implemented nationwide Bharat Stage VI (“BSVI”) Emission norms (equivalent to Euro 6) in April 2020. Stage 2 of BSVI norms (with more stringent OBD limits, RDE and an in-use performance ratio) will be implemented beginning April 2023. The conformity Factor (CF) for RDE has not been confirmed but a two stage implementation for RDE CF (Stage 1 in April 2023 and Stage 2 in April 2024) is under discussion. Currently E5 fuel is the reference fuel for BSVI, and there is a plan to change the fuel to E20 in April 2025.
In addition, Australia is developing a revised Regulatory Impact Statement to introduce mandatory Euro 6 standards beginning in 2027 while Euro 5 standards are expected to remain in force until that time.
Automotive Fuel Economy and Greenhouse Gas Emissions
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
In 2012, EPA promulgated its first GHG rule under the federal Clean Air Act, which required manufacturers to comply with a similar footprint-based GHG standard, the stringency of which also increases year-over-year through 2025. The GHG rule does not require separate domestic passenger car compliance reporting but, like the CAFE program, light trucks are reported separately from passenger cars. The U.S. issued EPA’s GHG standards and NHTSA’s CAFE fuel economy standards as a joint rule, and in so doing, allowed CARB to enforce its own GHG rule, so long as CARB did not apply a different standard of stringency to EPA’s GHG rule. The CAFE statute specifically preempts states from enforcing a fuel economy rule.

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
In September 2019, EPA and NHTSA issued the first two parts of a new rule, which the agencies called the Safer Affordable Fuel Efficient Vehicle Rule (the “SAFE Rule”). SAFE Rule Part 1 established that due to the significant similarity of the determination of any vehicle’s fuel economy and associated GHG emissions, the CAFE statute preempts California’s GHG and ZEV programs. In a parallel determination, EPA withdrew its permission for California to enforce its own GHG and ZEV programs.
In April 2020, EPA and NHTSA issued SAFE Part 2, which established new and much less stringent GHG and CAFE standards.
In August and September 2021, EPA and NHTSA published proposed GHG and fuel economy regulations, respectively. These regulations impose GHG and fuel economy standards that are stricter than the SAFE 2 Rule’s standards. EPA published its final GHG regulation in December 2021, which includes stricter standards for model years 2023 through 2026. We expect NHTSA to publish its final rule in the coming months. In addition, EPA is expected to reinstate California’s legal right to have and enforce its GHG and ZEV programs.
In a related rulemaking, in 2016, NHTSA increased the base rate of its CAFE penalty from $5.50 to $14.00, which applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty for that model year. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. On August 20, 2021, NHTSA published a supplemental notice of proposed rulemaking, announcing that it was considering withdrawing its January 2021 interim final rule. If NHTSA withdraws the rule, the CAFE penalty base rate would increase from $5.50 to $14.00 beginning in the 2019 Model Year. For more information, refer to Note 26, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report. For heavy duty vehicles (>8,500 pound gross vehicle weight rating), the GHG and fuel consumption standard is utility based (payload and towing) and is increasing in stringency through 2027.

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
Enlarged Europe Region
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
The EU has also adopted standards for regulating CO2 emissions from LCVs. This regulation requires that new light commercial vehicles (“LCVs”) meet a fleet average CO2 target of 147 grams of CO2 per kilometer.

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
The quantity of CO2 emissions in 2022 will be affected not only by market evolution (such as the expected reduction of diesel market share), but also by the commercialization of low-emission and electrified vehicles.
Other countries in Enlarged Europe region outside of the EU perimeter, such as Switzerland, have introduced specific regulations aimed to reduce vehicle CO2 emissions or fuel consumption. The United Kingdom is continuing to follow the EU GHG policy for cars and vans post-Brexit, but the regulation improvements are currently under discussion that will address future regulatory changes.
South America Region
In July 2018, the first regulations related to the Rota 2030 Program were enacted in Brazil. Rota 2030 is a long-term program (three cycles of five years each) that replaced the Inovar Auto Program and establishes mandatory requirements for vehicle commercialization in Brazil: (a) adhesion to Vehicle Labeling Program; (b) commitment to achieve a minimum level of energy efficiency; and (c) commitment to achieve a minimum level of structural performance and driver assistance technologies. The regulation for the next phase of Energy Efficiency (CO2 /fuel efficiency) beginning in 2022 incorporates three fleets split into passenger, large SUV and light commercial vehicle categories. Among other things, the rule rewards the improvement of sugar cane ethanol combustion efficiency and also recognizes and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycles.
In Argentina, although there is no current mandatory greenhouse gas requirement, the government is in the process of implementing a comparative labeling based on the European statements (NEDC cycle) and legal text was published at the end of 2021, to be implemented in the second quarter of 2022.
In Chile, a federal law was published to establish an energy efficiency program. The technical rules and targets must be defined by February 2022 and must target implementation in February 2024 for light vehicles.
China Region
Beginning in 2021, China adopted WLTP for conventional and plug-in hybrid electric vehicles and a unique Chinese test cycle is applied to battery electric vehicles in the same year. The 2021-2025 Phase V Corporate Average Fuel Consumption (“CAFC”) rules were released in 2019 by the Chinese government with increasing stringency reaching a target of 4.6 liters per 100 kilometers by 2025. The dual credit management rule for 2021-2023 was released in 2020, and the 2024-2025 CAFC and New Energy Vehicle (“NEV”) Credits are expected to be issued at a later date.
NEVs consist of plug-in electric hybrids, battery electric vehicles, and fuel cell vehicles, which generate positive NEV credits, improve CAFC performance and provide a volume multiplier in the CAFC calculation, subject to meeting certain criteria. Currently, off-cycle credit flexibilities in China are available in the areas of high efficiency air conditioning and regenerative braking technologies, subject to meeting certain standards.
In June 2020, China’s Ministry of Industry and Information Technology released administrative rules regarding CAFC and NEV credits that became effective in January 2021. Non-compliance with the CAFC target in these administrative rules can be offset through carry-forward CAFC credits, transfer of CAFC credits within affiliates, the OEMs use of its own NEV credits, or the purchase of NEV credits. Non-compliance with the NEV target can only be offset by the purchase of NEV credits. The homologation of new products that exceed CAFC targets will be suspended for OEMs that are unable to offset CAFC and/or NEV deficits until the deficits are offset.

India & Asia Pacific Region
Certain markets within the India & Asia Pacific region have enacted fuel consumption and GHG targets. For example, India began enforcing phase I CAFC targets (CO2 ~130gm/km @ 1037 kg) starting in April 2017 with more stringent phase II CAFC targets (CO2 ~113gm/km @ 1082 kg) beginning in April 2022.
South Korea implemented a phase II of CAFE/CO2 standards beginning in 2016. Phase III, with more stringent targets, became effective in January 2021. Japan implemented a new fuel economy standard in 2020 that switched from vehicle weight class average to corporate average fuel economy. In Australia, although there is no mandatory GHG standard, the Federal Chamber of Automotive Industries member companies implemented a voluntary CO2 target for light vehicles starting in 2020.
Management of end-of-life products
In European markets, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC) (the “EU ELV Directive”), all vehicle manufacturers are required to set up a take-back network with dismantling partners to collect the vehicles from their last owners or holders when such vehicles have reached the end of their lives, and recycle them. The EU has decided to review the EU ELV Directive. The European Automobile Manufacturers Association (Association des Constructeurs Européens d’Automobiles) is currently focusing on defining country-specific best-practice processes for the treatment of ELVs in order to ensure better environmental results.
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
NHTSA has secured a voluntary commitment from manufacturers to equip future vehicles with automatic electronic braking systems. The commitment will make these braking systems standard on virtually all light-duty cars and trucks with a gross vehicle weight of 8,500 pounds or less beginning no later than September 1, 2022 and on virtually all trucks with a gross vehicle weight between 8,501 pounds and 10,000 pounds beginning no later than September 1, 2025.
In September 2019, the Alliance of Automobile Manufacturers, Inc. and the Association of Global Automakers, Inc., which have combined to form the Alliance for Automobile Innovation, announced a voluntary commitment from auto manufacturers to introduce technology including a combination of auditory and visual alerts to remind parents and caregivers to check the back seat upon leaving a vehicle to help address the risk of pediatric heatstroke in children left in cars. The commitment is to install such technology in essentially all new cars and trucks by the 2025 model year or sooner.

At times, organizations like NHTSA or the U.S. Insurance Institute of Highway Safety issue or reissue safety ratings applicable to vehicles. In October 2019, NHTSA announced a plan to propose significant updates and upgrades to its New Car Assessment Program, also known as the Five-star Safety Ratings Program. The details are not known at this time, but are expected to include new test dummies, changes to the mandatory label, new test procedures and evaluation of new technologies. Depending on the content of the final changes, this set of changes could impact the market competitiveness of the affected vehicles.
In January 2017, NHTSA issued a Notice of Proposed Rulemaking (“NPRM”) designed to enable vehicle-to-vehicle communication technology. Rulemaking in this area has been inactive since then, and any additional costs that would have been associated with the NPRM are deferred for the foreseeable future. However, NHTSA has engaged with industry to confirm continued interest in facilitating the growth of this technology.
Furthermore, NHTSA has issued non-binding guidelines for addressing cybersecurity issues in the design and manufacture of new motor vehicles, as well as guidance for the investigation and validation of cybersecurity measures.
In November 2020, voters in the State of Massachusetts passed a ballot initiative appearing to conflict with NHTSA cybersecurity guidelines and may require manufacturers to disable or compromise some of the cybersecurity measures they have put in place. The complete effects of this new law are still under review. In the meantime, the Alliance for Automation Innovation, an industry association to which Stellantis belongs, has filed a lawsuit seeking to enjoin enforcement of the new law and the litigation is pending.
A new FMVSS requiring artificial sound in electric and hybrid electric vehicles took effect for new motor vehicles built on or after March 1, 2021. The artificial sound is intended to provide audible notice of the presence of the electric or hybrid electric vehicle to persons with impaired vision.
In January 2018, Mexico issued an amendment to the Consumers' Protection Law (“CPL”) regarding safety regulations based on U.S. standards. The CPL, among other things, includes a deadline for vehicle manufacturers to provide to the Federal Consumer Protection Agency (i) the launch date and a detailed description of every safety campaign applicable to vehicles sold in Mexico, (ii) mandatory recall campaigns, based on international agencies' investigations and guidelines, (iii) mandatory repurchase, repair or replacement (with a new vehicle model having the same characteristics) of vehicles that risk the consumer's safety, health or life or threatens the consumer's personal financial condition, and (iv) mandatory product withdrawal, when the Federal Consumer Protection Agency determines that the vehicle could risk the consumer's safety, health or life or affect the consumer's personal financial condition. The rules of the CPL became effective in December 2019 and in addition to the rules mentioned above, the consumer may also be eligible for compensation related to a recall.
Enlarged Europe
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or, in very limited cases and aspects, by individual Member States. In 2009, the EU established a uniform legal framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation known as the “General Safety Regulation” (“GSR”) aimed at incorporating relevant United Nations standards. The incorporation of United Nations standards commenced in 2012. In 2014, discussions began in Europe for a comprehensive upgrade to the GSR; implementation of the upgraded GSR for new vehicles and vehicle types will begin in 2022. The updated GSR will lead to the implementation of a variable suite of passive and active safety technologies, depending on vehicle type and classification. The significant items for the most common vehicles include, other than the manufacturer’s certification for the cybersecurity features and related application on vehicles, mandatory features such as advanced emergency braking, intelligent speed assistance, emergency lane keeping, driver drowsiness and attention warning, advanced driver distraction warning, reversing detection, event data recorder, protection of pedestrians, cyclists and other vulnerable road users, and an expanded scope of front and side crash testing. Also included are the introduction of autonomous vehicle provisions, such as a driver availability monitoring system or vehicle platooning. Effective in September 2020, Regulation (EU) 2018/858 improved the current legal framework for EU type-approval and, in particular, has introduced new provisions on market surveillance. This new regime on market surveillance specifies the obligations of the economic operators in the automotive supply chain (manufacturers, manufacturer’s representatives, importers and distributors), the responsibilities of the enforcement authorities in the Member States, and the measures to be taken when vehicles and related components on the market appear to be affected by serious safety or environmental risks. In addition, in-vehicle emergency call systems became mandatory for new type-approved vehicles in the EU, Israel and Turkey markets in 2018. In Russia, a similar in-vehicle emergency call system became mandatory in 2015.

South America Region
Vehicles sold in the South America region are subject to different vehicle safety regulations according to each country, generally based on European and United Nations standards. Brazil published a draft of its 10-year safety regulatory roadmap in 2017, providing a staged approach to implementation of new testing requirements and active safety technology. More costly active safety technologies will be scheduled for implementation after 2024. In July 2018, the first regulation related to Rota 2030 was enacted. Rota 2030 is a long-term program (three cycles of five years each) which includes principles related to mandatory safety for all vehicles sold in Brazil. These regulations were approved by the Brazilian Congress and sanctioned by the Brazilian President in December 2018 as well as ordinary regulations to address certain minimum requirements and other metrics.
China and India & Asia Pacific Regions
Many countries in the China and India & Asia Pacific regions, including Australia, China, India, Japan and South Korea have adopted their own new car assessment program and vehicle safety regulations. As UN ECE1958 agreement countries, Australia, Japan and South Korea accept UN ECE safety requirements and are harmonizing their regulations with UN ECE. The U.S.-Korea Free Trade Agreement allows for the sale in Korea of U.S. vehicles that are manufactured in the U.S.
Most of the Chinese vehicle safety regulations are equivalent to UN ECE, but China has unique electric vehicle safety regulations and has developed a roadmap of the autonomous driving and connectivity regulations. China published the Regulation for Administration of Recall of Defective Vehicles effective in 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective in 2016. In 2019, State Administration for Market Regulation in China issued a notice requiring close supervision of defects reporting and recall of new energy vehicles. China issued rules on emission recalls effective as of July 1, 2021. Further, from early 2021, various authorities have issued administrative rules on cybersecurity and software update of vehicles which impose stricter technical requirements than the UN requirements.
India has implemented vehicle crash regulations effective in 2019 for all models and pedestrian protection regulations effective in 2020 for all models. Provision of important safety features such as Airbag on Driver side, Vehicle Rear Parking Alert system, Safety Belt reminder for Driver and Co-Driver side, Speed Alert System and Manual Override for Door latches have been mandatory for all models beginning in June 2019. Further, Fitment of Airbag on Co-Driver side was made mandatory effective December 2021. Rules for vehicle recalls were also implemented, effective April 2021. Also, brake and electronic stability control system regulations will be aligned to EU regulations beginning in 2022 for all models.
In Korea, the amended Motor Vehicle Management Act (“MVMA”), which changed the overall recall procedures for automobiles, while also imposing heightened obligations on vehicle manufacturers, took effect on February 5, 2021. The amended MVMA increased the upper limit of administrative surcharges imposed for delayed recalls, to an amount three times higher than the previous cap. In addition, under the amended MVMA, if a delayed recall causes harm to a person’s life, body or property, such person may file a claim for damages, including punitive damages of up to five times the amount of actual damages. Under the amended MVMA, vehicle manufacturers are also subject to increased administrative and criminal sanctions.
Industrial Environmental Control
Our operations are subject to a wide range of environmental protection laws including those laws regulating air emissions, water discharges, waste management and related environmental effects, and environmental clean-up if waste disposal was done outside of legal requirements. Certain environmental statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal, or ownership of a disposal site. Under certain circumstances, these laws impose liability for related damages to natural resources.

To best comply with these requirements, Stellantis imposes a self-governing environmental management system (“EMS”) on its operations, which are designed to prevent or reduce the environmental impact of our manufacturing activities, and conduct internal environmental audits at our facilities. This program formalizes our commitment to responsible environmental management of our manufacturing methods and processes. At many of our facilities, we have adopted and are certified under the EMS requirements set forth in the ISO 14001 standard (ISO is an international standard-setting organization). For our facilities subject to EU environmental law, we have adopted EMAS (the European Eco-Management and Audit Scheme), an EU regulation that entities can choose to voluntarily adopt; EMAS has both EMS and audit requirements. As of December 31, 2021, the majority of Stellantis manufacturing plants and other facilities had an ISO 14001 certified EMS in place.
Workplace Health and Safety
Stellantis implemented a self-governing occupational health and safety management system (“OHSMS”) on its operations, which are designed to prevent or reduce the occupational injuries and incidents and conduct internal health and safety audits at our facilities.
The goal of achieving zero accidents was formalized by internally-established OHSMS requirements, as well as through the global adoption of the then-applicable Occupational Health and Safety Assessment Series (“OHSAS”) 18001 governing OHSMS standard. The International Organization for Standardization later adopted the OHSAS 18001 standard into its more comprehensive ISO 45001. At December 31, 2021, approximately 70 of Stellantis’ manufacturing plants were ISO 45001 certified.
Applicability of Banking Law and Regulation to Financial Services
Several of our finance companies are regulated as financial institutions in the jurisdictions in which they operate.
In Italy, FCA Bank S.p.A., an equity method joint venture, is subject to European Central Bank (“ECB”) and Bank of Italy supervision. Within FCA Bank Group, two subsidiaries (the Austrian FCA Bank G.m.b.H. and the Portuguese FCA Capital Portugal I.F.I.C., S.A.), are subject to the supervision of the ECB and of the local central banks. In Spain, FCA Capital Espana EFC SA is subject to the supervision of the Bank of Spain. Certain other Stellantis subsidiaries are subject to the supervision of the local Supervisory Financial or Banking Authority: Banco Fidis S.A. is subject to Brazilian Central Bank supervision, FCA Compañia Financiera S.A., incorporated in Argentina, is subject to Argentinian Central Bank supervision and FCA Automotive Finance Co., Ltd, is subject to the supervision of the Chinese Banking and Insurance Regulatory Commission and People’s Bank of China.
In France, Banque PSA Finance S.A., a wholly owned consolidated entity, is subject to the supervision of the French local supervisory banking authority (ACPR), and Compagnie pour la location de véhicules S.A.(CLV), Crédipar, PSA Banque France S.A. and Opel Bank S.A. are subject to the supervision of ECB and the ACPR. In Germany, PSA Bank Deutschland GmbH is subject to the supervision of the ECB and the Federal Financial Supervisory Authority (BaFin). In Italy, Banca PSA Italia S.p.A. is subject to ECB and Bank of Italy supervision. In Spain, PSA Financial Services Spain EFC SA is subject to the supervision of the Bank of Spain. Banco PSA Finance Brasil S.A. is subject to Brazilian Central Bank supervision. Dongfeng Peugeot Citroën Auto Finance Company Ltd and Dongfeng Peugeot Citroën Financial Leasing are subject to the supervision of the Chinese Banking and Insurance Regulatory Commission and People’s Bank of China. With the exception of Banque PSA Finance S.A, all of the above entities are joint ventures accounted by equity method.
In November 2021, Stellantis acquired a financial services company which conducts sales finance and consumer lending activities in the U.S. market under the supervision of the Consumer Financial Protection Bureau (CFPB) and various state regulatory agencies.
As a result of the regulation described above, these companies are, in certain circumstances, subject to requirements in a wide range of areas including solvency, capital, reporting, customer protection and account administration, among other matters.

FINANCIAL OVERVIEW
Management's Discussion and Analysis of the Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read together with the information included under “ STELLANTIS OVERVIEW”and the Consolidated Financial Statements included elsewhere in this report. This discussion includes forward-looking statements and involves numerous risks and uncertainties relating to Stellantis, including, but not limited to, those described under “Cautionary Statements Concerning Forward Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward looking statements.
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
The COVID-19 crisis has resulted in disruptions in our manufacturing operations and our supply chain, lower capacity utilization, shutdowns at our facilities as well as unfavorable working capital movements (for example because under our supply terms, during periods when our facilities were shutdown, we were required to pay suppliers for components purchased in an earlier high volume environment), with an adverse impact on our results.
Given the dynamic nature of the outbreak, the extent to which COVID-19 will impact our business, results of operations and financial condition in the future remains highly uncertain and cannot be accurately predicted at this time. New strains of the virus continue to cause concern regarding the ability of vaccines to slow the pandemic and, relatedly, governments continue to impose restrictions. With or without government restrictions, we might also experience supply chain dysfunction, increased absenteeism in our production facilities and reduced demand for our products.
Impact of Unfilled Semiconductor Orders. Our operations have been, and continue to be, affected by a significant semiconductor supply shortage as a result of unfilled orders that began in 2020, and increased chip delivery lead times, which has resulted in reduced vehicle production volumes, and increased costs to source available semiconductors. Our overall vehicle shipment volumes in 2021 were significantly impacted by unfulfilled semiconductor orders, representing a loss of approximately 20 percent of our planned production. We expect that this trend will continue throughout 2022. To the extent this unavailability of semiconductor chips continues or worsens, and we are unable to mitigate its effects, our ability to deliver planned quantities of our vehicles will continue to be adversely affected.
Shipments and Sales. Vehicle shipments are generally driven by expectations of consumer demand for vehicles, which is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers, as discussed further below.
In our financial information presented in this report, we recognized revenue at the same time as the transfer of control of goods sold. For new vehicles, this transfer generally corresponds to the date when the vehicles were made available to independent dealers or, in the case of direct sales to end-customers through owned dealers, the delivery date of the vehicle to end-customers.
Product Development and Technology. A key driver of consumer demand, and therefore our performance, is the continued refresh, renewal and evolution of our vehicle portfolio, and we have announced commitments of significant capital and resources toward the introduction of new vehicle platforms and new software technologies. In order to realize a return on the significant investments we intend to make and to achieve competitive operating margins, we will have to continue significant investment in new vehicle launches. We believe past efforts in developing common vehicle platforms and powertrains have accelerated the time-to-market for many of our vehicle launches and over time resulted in cost savings. We expect this positive trend to accelerate as a result of the merger and ongoing integration, as well as our announced plans to converge on four vehicle platforms for future vehicle launches. However, achieving the benefits of integration and particularly the convergence of platforms will require significant investments over the medium term.

The costs associated with product development, vehicle improvements and launches, impact our Net profit. In addition, our ability to continue to make the necessary investments in product development, and recover the related costs, depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce. New launches are supported by marketing and profitability studies carried out several years prior to their actual launch, which increases the risk of not meeting customer preferences, resulting in lower volumes than forecasted or selling at lower prices and impacting profitability.
The research and development expenses presented in the financial information in this report include the cost of scientific and technical activities, intellectual property rights, and the education and training necessary for the development, production or implementation and marketing of new or substantially improved materials, methods, products, processes, systems or services. Development expenditures were recognized as an intangible asset if we could demonstrate (i) our intention to complete the intangible asset as well as the availability of technical, financial and other resources for this purpose; (ii) that it was probable that the future economic benefits attributable to the development expenditure will flow to the entity; and (iii) that the cost of the asset could be measured reliably. Capitalized development expenditures included related borrowing costs.
Future developments in our product portfolio could lead to significant capitalization of development assets and thereafter amortization of such assets. Our time to market is approximately 24 months, but varies depending on the specific product, from the date the design is signed-off for tooling and production, after which the product goes into production, resulting in an increase in amortization. Therefore, our operating results are impacted by the cyclicality of our research and development expenditures based on our product plans and our ability to bring projects timely into production.
In order to meet expected changes in consumer demand and regulatory requirements, we intend to invest significant resources in product development and research and development. New markets for alternative fuel source vehicles and autonomous vehicles are also continuing to emerge and we expect both to invest resources in these areas and to optimize our R&D investments as a result of the progressive integration of the former FCA and PSA businesses.
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
Our larger vehicles, such as UVs and pickup trucks, have historically been more profitable on a per vehicle basis than smaller vehicles. In recent years, consumer preferences for certain larger vehicles, such as SUVs, have increased; however, there is no guarantee this trend will continue.
Newly introduced internal-combustion models are generally more profitable than older models, and vehicles equipped with additional options are generally more profitable than those with fewer options. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. In addition, in the U.S. and Europe, our vehicle sales to dealers for sale to their retail consumers are normally more profitable than our fleet sales, in part because the retail consumers are more likely to prefer additional optional features while fleet customers increasingly tend to concentrate purchases on smaller vehicles with fewer optional features, which have historically had a lower profitability per unit.
Vehicles sold under certain brand and model names are generally more profitable when there is strong brand recognition of those vehicles. In some cases this is tied to a long history of the brands and models, and in other cases to customers identifying these vehicles as being more attractive and responsive to customer needs.
In addition, against a backdrop of significant technological development, changing consumer patterns and new competitive forces, the cost of complying with tightening regulatory requirements could negatively impact our profitability. Vehicle models that are equipped with BEV or PHEV powertrains tend to be less profitable than those equipped with internal-combustion engines, with the significant costs of batteries largely accounting for this differential. Although battery prices are expected to gradually decline in the coming years and are partially offset in some cases by governmental subsidies and tax exemptions, we expect that in the near term the profitability of vehicles equipped with electric or PHEV engines will continue to lag behind those equipped with internal-combustion engines.

Pricing. The automotive industry has historically experienced intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. Manufacturers have typically promoted products by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, and subsidized financing or leasing programs, leading to increased price pressure and sharpened competition within the industry. We plan to continue to use such incentives to price vehicles competitively and to manage demand and support inventory management profitability.
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
Production costs may also be affected by fluctuations in raw material prices. For example, some of the batteries integrated in our electric and hybrid models integrate rare raw materials, which are exposed to heightened shortage risks and potentially rising procurement costs. The cost of raw materials has historically comprised 10-20 percent of our total purchases described above, while the remaining 80-90 percent of our total purchases is made of components, conversion of raw materials and overhead costs. In 2021, we experienced an increase in the cost of raw materials of approximately €2.2 billion. To the extent the cost of raw materials continues to increase as a result of inflationary pressures, and we are unable to mitigate its effects, our future profitability could be impacted.
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
Economic Conditions. Demand for new vehicles tends to reflect economic conditions in the various markets in which we operate because retail sales depend on individual purchasing decisions, which in turn are affected by many factors including inflation, employment levels, consumer confidence, and levels of disposable income. Fleet sales and sales of light commercial vehicles are also influenced by economic conditions, which drive vehicle utilization and investment activity. Further, demand for light commercial vehicles and pickup trucks is driven, in part, by construction and infrastructure projects. Therefore, our performance is directly correlated with the macroeconomic trends in the markets in which we operate.
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

We expect that, as a result of the continued integration of the former FCA and PSA businesses and our announced plans to converge on four platforms for future vehicle launches, we will be able to deploy electrification technologies and CO2 abating technologies across our range of brands in a shorter timeframe and react more quickly to changes in regulation, with anticipated savings in the compliance effort. However, these costs and the costs incurred to meet other regulatory requirements may be difficult to pass through to customers, so the increased costs may affect our results of operations and profitability.
Further, developments in regulatory requirements in China, the largest single market in the world in 2021, limit in some respects, the product offerings we can pursue as we expand the scope of our operations in that country. Refer to “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate- Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results. ” for more information.
In addition, regulatory requirements in relation to CO2 emissions from vehicles, such as the Corporate Average Fuel Efficiency (CAFE) standards in the U.S., are increasingly stringent. In August 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. In January 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. In August 2021, NHTSA published a supplemental notice of proposed rulemaking, announcing that it was considering withdrawing its January 2021 interim final rule. If NHTSA withdraws the rule, the CAFE penalty base rate would increase from $5.50 to $14.00 beginning in the 2019 Model Year.
Merger integration. The combination of FCA and PSA was completed on January 17, 2021. The merger was implemented by way of a legal cross-border merger of PSA with and into FCA. The merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, with PSA being identified as the acquirer for accounting purposes.
We expect that the continued integration of the FCA and PSA businesses will foster our innovation capability and further drive development in new energy vehicles, sustainable mobility, autonomous driving and connectivity. The integration process started immediately after the merger, and we expect that it will allow us to achieve savings, gains and synergies in several areas, including technology, platforms and products, procurement, selling, general and administrative expenses, logistics and other functions, and that such synergies will result in improved profitability. The integration process involves inherent costs which have impacted and will continue to impact our results in the near term, although we expect that those costs will be more than offset by the positive effects of the integration. Challenges in the integration process may arise and the anticipated benefits of the integration may take longer than expected to be realized or not be realized at all.
Tariffs and Trade Policy. There has been a recent and significant increase in activity and speculation regarding tariffs and duties between governments in various regions, in particular the United States and its trading partners, China and the European Union, as well as between the European Union and the United Kingdom. Tariffs or duties may reduce consumer demand and/or make our products less profitable. In addition, the availability and price at which we are able to source components and raw materials globally may be adversely affected. New customs procedures between the European Union and the United Kingdom, including full import controls for goods being imported from the European Union to the United Kingdom that are expected to be gradually introduced by the United Kingdom throughout 2022, could also increase our costs of manufacturing in the United Kingdom or importing vehicles to the United Kingdom that are manufactured in the European Union, which may make our products less profitable in the United Kingdom.

Dealer and Customer Financing. Given that a large percentage of the vehicles we sell to dealers and retail customers worldwide are financed, the availability and cost of financing is a significant factor affecting our vehicle shipment volumes and Net revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. The low interest rate environment in recent years has had the effect of reducing the effective cost of vehicle ownership. While interest rates in the U.S. and Europe have been at historically low levels, the availability and terms of financing will likely continue to change over time, impacting our results, and if recent and ongoing increases in inflation in key markets persist, there could be an increase in the cost of borrowing and the availability of affordable credit for vehicle financing.
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by our subsidiaries in currencies other than their own functional currencies, which we refer to as the transaction impact. Given our presence in numerous countries outside the Eurozone, a strengthening of foreign currencies (in particular of the U.S. Dollar, given the size of our U.S. operations) against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in those countries of vehicles and components produced in Europe. Foreign exchange rates, including the U.S. Dollar/Euro exchange rate, have fluctuated significantly in 2021, and may continue to do so in the future. Additionally, a significant portion of our operating cash flow is expected to be generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro. Given the mix of our debt and liquidity, strengthening of the U.S. dollar against the Euro generally would have a positive impact on our net cash position.
In order to reduce the impacts of foreign exchange rates, we historically hedged a percentage of certain exposures. Refer to Note 31, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information.

Shipment Information
As discussed in STELLANTIS OVERVIEW—Overview of Our Business, our activities were carried out through six reportable segments: five regional reportable vehicle segments North America, South America, Enlarged Europe, Middle East & Africa, and China and India & Asia Pacific) and the Maserati global luxury brand segment. The following table sets forth vehicle shipment information by segment. Vehicle shipments are generally aligned with current period production which is driven by plans to meet consumer demand. Revenue is recognized when control of our vehicles, services or parts has been transferred and the Company’s performance obligations to customers has been satisfied. The Company has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors, fleet customers or directly to retail customers. Transfer of control, and therefore revenue recognition, generally correspond to the date when the vehicles or service parts were made available to the customer, or when the vehicles or service parts were released to the carrier responsible for transporting them to the customer. New vehicle sales with guaranteed residual value guarantees provided by the Company are recognized as revenue when control of the vehicle transferred to the customer, except in situations where the Company issued a put option for which there is a significant economic incentive to exercise. The Company also sold vehicles where, the contract included a put option whereby the customer could require the Company to repurchase the vehicles. For these types of arrangements, the Company assessed whether a significant economic incentive did not exist for the customer to exercise its put option, then revenue was recognized when control of the vehicle transferred to the fleet customer. Refer to Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for further details on our revenue recognition policy.
For a description of our dealers and distributors see STELLANTIS OVERVIEW—Sales Overview. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues were recorded in any given period.

	Years ended December 31,
(thousands of units)	2021	2020(1)	2019(1)
North America	1,764	10	11
South America	811	85	125
Enlarged Europe	2,847	2,141	3,035
Middle East & Africa	272	197	164
China and India & Asia Pacific	118	33	35
Maserati	24	—	—
Total Consolidated shipments	5,836	2,466	3,370
Joint venture shipments	213	46	109
Total Combined shipments	6,049	2,512	3,479
____________________________________________________________________________________________________
(1) Shipments for 2020 and 2019 refer to PSA only.
For discussion of shipments for North America, South America, Enlarged Europe, Middle East & Africa, and China and India & Asia Pacific and Maserati for 2021 as compared to 2020 and for 2020 as compared to 2019 refer to Results by Segment below.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income: Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations,
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and
•Convergence and integration costs directly related to significant acquisitions or mergers.
For the year ended December 31, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021. For the year ended December 31, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period January 1 - December 31, 2020.
Adjusted operating income is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.
    Refer to the sections Company Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted operating income should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.

    Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities, contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the year ended December 31, 2021, Pro Forma Industrial free cash flows include the Industrial free cash flows of FCA for the period January 1 - January 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.
    Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Company’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and Capital Resources —Industrial net financial position for further information.

Results of Operations
Company Results – 2021 compared to 2020 and 2020 compared to 2019
The following is a discussion of the Company’s results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020, on both the IFRS and pro forma basis (refer to Unaudited Pro Forma Consolidated Financial Information for additional information), and for the year ended December 31, 2020 as compared to the year ended December 31, 2019 on an IFRS basis.

				Pro Forma
Years ended December 31,				Years ended December 31,
2021	2020	2019	(€ million)	2021	2020
€149,419	€47,656	€58,993	Net revenues	€152,119	€133,882
119,943	38,250	46,625	Cost of revenues	122,207	112,187
9,130	3,923	4,922	Selling, general and other costs	9,320	9,397
4,487	2,231	2,573	Research and development costs	4,560	4,551
(35)	174	119	Gains/(Losses) on disposal of investments	(35)	178
698	416	1,337	Restructuring costs	698	489
15,126	3,010	3,655	Operating income	15,299	7,436
734	94	124	Net financial expenses	746	672
14,392	2,916	3,531	Profit before taxes	14,553	6,764
1,911	504	548	Tax expense	1,939	2,084
737	(74)	(62)	Share of the profit/(loss) of equity method investees	740	110
13,218	2,338	2,921	Net profit from continuing operations	13,354	4,790
990	(315)	663	Profit/(loss) from discontinued operations, net of tax	990	(315)
€14,208	€2,023	€3,584	Net profit	€14,344	€4,475

			Net profit/(loss) attributable to:
€14,200	€2,173	€3,201	Owners of the parent	€14,336	€4,614
€8	€(150)	€383	Non-controlling interests	€8	€(139)

			Net profit/(loss) from continuing operations attributable to:
€13,210	€2,353	€2,930	Owners of the parent	€13,346	€4,794
€8	€(15)	€(9)	Non-controlling interests	€8	€(4)

			Net profit from discontinued operations attributable to:
€990	€(180)	€271	Owners of the parent	€990	€(180)
€—	€(135)	€392	Non-controlling interests	€—	€(135)

Net revenues

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€149,419	€47,656	€58,993	Net revenues	€152,119	€133,882	13.6%
For a discussion of Net revenues on an IFRS and pro forma basis for each of the six reportable segments (North America, South America, Enlarged Europe, Middle East & Africa, China and India & Asia Pacific and Maserati) for 2021 as compared to 2020 and on an IFRS basis for 2020 as compared to 2019 see Results by Segment below.
Cost of revenues

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€119,943	€38,250	€46,625	Cost of revenues	€122,207	€112,187	8.9%
80.3%	80.3%	79.0%	Cost of revenues as % of Net revenues	80.3%	83.8%
Cost of revenues includes purchases (including commodity and components costs), labor costs, depreciation, amortization, logistics cost, product warranty and recall campaign costs.
The increase in Cost of revenues in 2021 compared to 2020 was primarily related to the impact of the merger, with Cost of revenues of approximately €80.1 billion relating to the operations of FCA.
The increase in Pro Forma Cost of revenues in 2021 compared to 2020 was primarily related to improved vehicle line mix and cost inflation across all segments and higher volumes in South America, partially offset by translation exchange impacts, primarily in North America. Additionally, in 2021 Cost of revenues includes €732 million for the change in estimate in warranty costs incurred after the contractual warranty period (refer to Note 21, Provision, within the Consolidated Financial Statements included elsewhere in this report for additional information) and €522 million of reversal of fair value adjustment recognized in purchase accounting on FCA inventory. In 2020 Cost of revenues included approximately €450 million of impairment charges of which €410 million related to FCA.
The decrease in Cost of revenues in 2020 compared to 2019 was primarily a result of lower volumes, mainly due to the temporary suspension of production and demand disruptions as a result of the COVID-19 pandemic.
Selling, general and other costs

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€9,130	€3,923	€4,922	Selling, general and other costs	€9,320	€9,397	(0.8)%
6.1%	8.2%	8.3%	Selling, general and other costs as % of Net revenues	6.1%	7.0%
The increase in Selling, general and other costs in 2021 as compared with 2020 primarily related to the impact of the merger, with Selling, general and other costs of approximately €5.0 billion relating to the operations of the former FCA.
The Pro Forma Selling, general and other costs in 2021 were largely in line with 2020, with higher marketing expense in North America and South America to support launches of new products being offset mainly by lower advertising spending in Enlarged Europe.

The decrease in Selling, general and other costs in 2020 compared to 2019 was primarily due to a significant reduction in selling expenses and cost-cutting initiatives with respect to general and administrative expenses in response to the COVID-19 pandemic.
Research and development costs

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€2,761	€1,281	€1,689	Research and development expenditures expensed	€2,818	€2,808	0.4%
1,575	822	742	Amortization of capitalized development expenditures	1,591	1,112	43.1%
151	128	142	Impairment and write-off of capitalized development expenditures	151	631	(76.1)%
€4,487	€2,231	€2,573	Total Research and development costs	€4,560	€4,551	0.2%

				Pro Forma
Years ended December 31,				Years ended December 31,
2021	2020	2019	(€ million)	2021	2020
1.8%	2.7%	2.9%	Research and development expenditures expensed as % of Net revenues	1.9%	2.1%
1.1%	1.7%	1.3%	Amortization of capitalized development expenditures as % of Net revenues	1.0%	0.8%
0.1%	0.3%	0.2%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%	0.5%
3.0%	4.7%	4.4%	Total Research and development costs as % of Net revenues	3.0%	3.4%
The increase in Research and development expenditures expensed in 2021 compared with 2020 were primarily related to the impact of the merger, with Research and development expenditures expensed of approximately €1.8 billion relating to the operations of FCA.
On a Pro Forma basis Research and development expenditures expensed in 2021 were in line with 2020. Temporary cost cutting measures implemented in 2020 in response to the COVID-19 pandemic and increased research and development activity in connection with the acceleration of electrification and other initiatives in 2021 were substantially offset by the realization of synergies.
The decrease in Research and development expenditures expensed during the year ended December 31, 2020 compared to 2019 was primarily related to cost-cutting initiatives in response to the COVID-19 pandemic with respect to research and development support functions.
The increase in Amortization of capitalized development expenditures in 2021 compared to 2020, is primarily related to the impact of the merger, with Amortization of capitalized development expenditures of approximately €0.7 billion relating to the operations of the former FCA.
The increase in Pro Forma Amortization of capitalized development expenditures in 2021 compared to 2020, was primarily related to new model launches in North America.
The increase in Amortization of capitalized development expenditures in 2020 compared to 2019 was primarily related to new model launches, primarily in Enlarged Europe.

Impairments and write-off in Pro Forma capitalized development expenditures for 2020 included €503 million in former FCA primarily as a result of (i) reduced volume expectations within the Enlarged Europe, South America and Maserati segments, (ii) increase in the CAFE fine rate applicable starting with model year 2022 in the North America segment and (iii) the decisions that were made regarding the planned utilization of certain assembly assets in the Maserati segment. Impairment charges of €151 million in 2021 include primarily the impairment of certain legacy vehicle platforms in the Enlarged Europe segment.
The following table summarizes total Research and development expenditures and total Pro Forma research and development expenditures for the years ended December 31, 2021 and 2020:

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€2,976	€1,199	€1,270	Capitalized development expenditures(1)	€3,055	€3,402	(10.2)%
2,761	1,281	€1,689	Research and development expenditures expensed	2,818	2,808	0.4%
€5,737	€2,480	€2,959	Total Research and development expenditures	€5,873	€6,210	(5.4)%
51.9%	48.3%	42.9%	Capitalized development expenditures as % of Total Research and development expenditures	52.0%	54.8%
3.8%	5.2%	5.0%	Total Research and development expenditures as % of Net revenues	3.9%	4.6%
________________________________________________________________________________________________________________________________________________
(1) Does not include capitalized borrowing costs of €140 million, €39 million and €44 million for the years ended December 31, 2021, 2020 and 2019, respectively, and €140 million and €214 million for the year ended December 31, 2021 and 2020, on a pro forma basis, respectively, in accordance with IAS 23 - Borrowing costs (Revised).
The Company conducts research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of its vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with powertrain technologies. For further details of research and development costs, see Trends, Uncertainties and Opportunities—Product Development and Technology and Overview of Our Business - Research and Development.
The increase in total Research and development expenditures in 2021 compared to 2020, primarily related to the impact of the merger, with total Research and development expenditures of approximately €3.5 billion relating to the operations of the former FCA.
Total Pro Forma Research and development expenditures in 2021 decreased compared with 2020 with temporary cost cutting measures implemented in 2020 in response to the COVID-19 pandemic and increased research and development activity in connection with the acceleration of electrification and other initiatives in 2021 more than offset by the realization of synergies.
The decrease in total Research and development expenditures in 2020 compared with 2019 was primarily the result of cost containment initiatives in response to the COVID-19 pandemic with respect to research and development support functions.
Restructuring Costs

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€698	€416	€1,337	Restructuring costs	€698	€489	42.7%
The increase in restructuring costs during the year ended December 31, 2021 compared to 2020 relates was mainly in Enlarged Europe as part of the integration and optimization of the operations.

The decrease in restructuring costs during the year ended December 31, 2020 compared to 2019 was primarily driven by significant decrease in termination costs for employees.
Net financial expenses

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€734	€94	124	Net financial expenses	€746	€672	11.0%
The increase in Net financial expenses in 2021 compared to 2020, primarily related to the impact of the merger, with Net financial expenses of approximately €554 million relating to the operations of FCA. For the year ended December 31, 2020, Interest income and other financial income include a benefit of €57 million resulting from the remeasurement of the financial liability recognized upon the commitment to repurchase 30.7 million Groupe PSA shares from Dongfeng Group in the context of the merger with FCA. Refer to Note 6 - Net financial expenses and Note 27 - Equity within the Consolidated Financial Statements included elsewhere in this report for additional information.
The increase in Pro Forma Net financial expenses in 2021 compared to 2020 is primarily due to the financial income of €57 million recognized in 2020 as explained above. Excluding this gain, Net financial expenses were substantially in line compared to 2020.
The decrease in Net financial expenses in 2020 compared to 2019 was primarily driven by the benefit of €57 million recognized in 2020 resulting from the remeasurement of the financial liability described above.
Tax expense

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€1,911	€504	€548	Tax expense	€1,939	€2,084	(7.0)%
13.3%	17.3%	15.5%	Effective tax rate	13.3%	30.8%	-1,750 bps
The Pro Forma effective tax rate was 13.3 percent and 30.8 percent for the years ended December 31, 2021, and 2020, respectively. The change in the Pro Forma effective tax rate during the year ended December 31, 2021, compared to the corresponding period in 2020, was primarily due to the €1.4 billion net tax benefit recognized during 2021 related to recognition and utilization of previously unrecognized Deferred tax assets, primarily in France and Germany.
The effective tax rate was 13.3 percent and 17.3 percent for the years ended December 31, 2021, and 2020, respectively. The decrease in the effective tax rate during the year ended December 31, 2021, compared to the corresponding period in 2020, was primarily related to €1.4 billion net tax benefit related to recognition and utilization of previously unrecognized Deferred tax assets, primarily in France and Germany, offset partially by the unfavorable effective tax rate impact of the inclusion of North America, as well as the current year unrecognized deferred tax assets, primarily in Italy and Brazil.
During the six months ended December 31, 2021, the first Stellantis business plan was prepared, which provided sufficient positive evidence to conclude that a significant portion of additional deferred tax assets should be recognized, primarily in France and Germany, as discussed above.
The effective tax rate was 17.3 percent and 15.5 percent for the years ended December 31, 2020, and 2019, respectively. The increase in the effective tax rate in 2020 compared to 2019 was primarily related to a decrease in current year deferred tax asset recognition, as well as a decrease in the France statutory tax rate, resulting in a reduced tax benefit for foreign rate differential.

Share of the profit of equity method investees

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€737	€(74)	€(62)	Share of the profit of equity method investees	€740	€110	572.7%
The change in the Share of the profit of equity method investees in 2021 compared to 2020, is primarily attributable to (i) reduced losses from PSA joint ventures in China for €445 million, (ii) improved results from PSA financial services joint ventures for €68 million and (iii) the impact of the merger, with the Share of the profit of equity method investees of €317 million relating to the operations of FCA.
The increase in the Pro Forma Share of the profit of equity method investees in 2021 compared to 2020, was primarily due to reduced losses from the joint ventures in China for €515 million and improvement in the results from financial services joint ventures.
The decrease in the Share of the profit of equity method investees in 2020 compared to 2019 was primarily related to higher losses in joint ventures in China.
Net profit from continuing operations

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€13,218	€2,338	€2,921	Net profit from continuing operations	€13,354	€4,790	178.8%
The increase in Net profit from continuing operations in 2021 compared to 2020, primarily related to the impact of the merger, with Net profit from continuing operations of approximately €9.0 billion relating to the operations of FCA.
The increase in Pro Forma Net profit from continuing operations in 2021 compared to 2020, was primarily related to the improved operating performance and higher Share of the profit of equity method investees partially offset by increased net financial and tax expense.
The decrease in the Net profit from continuing operations in 2020 compared to 2019 was primarily related to lower operating performance due to COVID-19 pandemic.
Profit/(loss) from discontinued operations, net of tax

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019	(€ million)	2021	2020	2021 vs. 2020
€990	€(315)	€663	Profit/(loss) from discontinued operations, net of tax	€990	€(315)	(414.3)%
For the years ended December 31, 2020, and 2019, Profit/(loss) from discontinued operations related to the results of Faurecia. Following the loss of control of Faurecia at the beginning of January 2021, a gain of €990 million has been recognized consisting of a gain of €515 million upon the classification of the investment in Faurecia as a financial asset and the subsequent remeasurement at fair value through profit and loss of €475 million. Refer to Note 3, Scope of consolidation, within the Consolidated Financial Statements included elsewhere in this report for additional information.

Adjusted operating income

	Years ended December 31,		Increase/(Decrease)
(€ million)	2021	2020	2021 vs. 2020
Pro Forma Adjusted operating income	€18,011	€9,224	95.3%
Pro Forma Adjusted operating income margin (%)	11.8%	6.9%	+490 bps
The following charts present Company’s Pro Forma Adjusted operating income walk by segment for 2021 as compared to 2020:
For a discussion of Pro Forma Adjusted operating income and Adjusted operating income for each of our six reportable segments (North America, South America, Enlarged Europe, Middle East & Africa, China and India & Asia Pacific, and Maserati) in 2021 as compared to 2020 see Results by Segment below.
The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Pro Forma Adjusted operating income:

Years ended December 31,
(€ million)	2021
Net profit from continuing operations	€13,218
Tax expense	1,911
Net financial expenses	734
Share of the profit of equity method investees	(737)
Operating income	15,126
Add: FCA operating income, January 1 - 16, 2021	77
Add: Pro Forma adjustments	96
Pro Forma Operating income	15,299
Adjustments:
Restructuring and other costs, net of reversals	873
Change in estimate of non-contractual warranties	732
Reversal of inventory fair value adjustment in purchase accounting	522
Impairment expense and supplier obligations	309
Brazilian indirect tax - reversal of liability/recognition of credits	(253)
Other	529
Total adjustments January 1 - December 31, 2021	2,712
Pro Forma Adjusted operating income	€18,011
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

Years ended December 31,
(€ million)	2021
Net profit from continuing operations	€13,218
Tax expense	1,911
Net financial expenses	734
Share of the profit of equity method investees	(737)
Operating income	15,126
Adjustments:
Restructuring and other costs, net of reversals	873
Change in estimate of non-contractual warranties	732
Reversal of inventory fair value adjustment in purchase accounting	522
Impairment expense and supplier obligations	309
Brazilian indirect tax - reversal of liability/recognition of credits	(253)
Other	529
Total adjustments January 1 - December 31, 2021	2,712
Less: Adjustments January 1- 16, 2021	11
Adjusted operating income	€17,827
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Pro Forma Adjusted operating income:

Years ended December 31,
(€ million)	2020
Net profit from continuing operations	€2,338
Tax expense	504
Net financial expenses	94
Share of the loss of equity method investees	74
Operating income	3,010
Add: FCA operating income, January 1 - December 31, 2020	2,165
Add: Pro Forma adjustments	2,261
Pro Forma Operating income	7,436
Adjustments:
Impairment expense and supplier obligations	1,129
Restructuring costs, net of reversals	490
Provision for U.S. investigation matters	222
(Gain)/Loss on disposal of investments	(178)
Other	125
Total adjustments	1,788
Pro Forma Adjusted operating income	€9,224
During the year ended December 31, 2021, Pro Forma Adjusted operating income excluded adjustments primarily related to:
•€873 million of restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe;
•€732 million of change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provision, within the Consolidated Financial Statements included elsewhere in this report for additional information;
•€522 million of reversal of fair value adjustment recognized in purchase accounting on FCA inventories;
•€309 million of impairment primarily related to certain vehicle platforms in Enlarged Europe;
•€253 million benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information; and
•€529 million of other costs primarily related to merger and integration activities.
During the year ended December 31, 2021, Adjusted operating income excluded the same adjustments excluded for Pro Forma Adjusted operating income, as well as, adjustments for the period January 1 - 16, 2021, which were primarily costs related to the merger.
During the year ended December 31, 2020, Pro Forma Adjusted operating income excluded adjustments primarily related to:
•€1,129 million primarily related to impairment expense in North America, South America, Enlarged Europe and China and India & Asia Pacific due to reduced volume expectations primarily as a result of the estimated impacts of COVID, impairments of certain assets in Maserati and certain B-segment assets in Enlarged Europe, as well as impairments in North America due to the change in CAFE penalty rates for future model years;
•€490 million of restructuring costs related to reorganization of operations, primarily in Enlarged Europe;

•€222 million provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters
•€178 million relating to the net gain on disposal of investment, primarily related to the disposal of Changan PSA Auto Company Ltd (“CAPSA”), which was a joint venture in China; and
•€125 million of other costs primarily related to the merger and litigation proceedings.

Results by Segment – 2021 compared to 2020 and 2020 compared to 2019

	Pro Forma
(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted operating income		Consolidated Shipments
	Years ended December 31,
	2021	2020	2021	2020	2021	2020
North America	€69,736	€60,633	€11,356	€6,123	1,820	1,852
South America	10,681	6,252	882	156	830	560
Enlarged Europe	59,060	56,480	5,370	3,059	2,860	2,939
Middle East & Africa	5,201	4,756	545	300	273	257
China and India & Asia Pacific	3,980	3,200	442	231	120	95
Maserati	2,021	1,375	103	(91)	24	17
Other activities	2,728	2,489	(718)	(487)	—	—
Unallocated items & eliminations(1)	(1,288)	(1,303)	31	(67)	—	—
Total	€152,119	€133,882	€18,011	€9,224	5,927	5,720
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation.

(€ million, except shipments which are in thousands of units)	Net revenues			Adjusted operating income			Consolidated Shipments
	Years ended December 31,
	2021	2020	2019	2021	2020	2019	2021	2020	2019
North America	€67,715	€122	€140	€11,103	n.a.	n.a.	1,764	10	11
South America	10,496	1,153	1,746	€873	n.a.	n.a.	811	85	125
Enlarged Europe	58,728	42,383	53,510	5,419	n.a.	n.a.	2,847	2,141	3,035
Middle East & Africa	5,165	3,055	2,582	554	n.a.	n.a.	272	197	164
China and India & Asia Pacific	3,927	864	958	444	n.a.	n.a.	118	33	35
Maserati	2,003	—	—	116	n.a.	n.a.	24	—	—
Other activities	2,768	245	241	(713)	n.a.	n.a.	—	—	—
Unallocated items & eliminations(1)	(1,383)	(166)	(184)	31	n.a.	n.a.	—	—	—
Total	€149,419	€47,656	€58,993	€17,827	n.a.	n.a.	5,836	2,466	3,370
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation.
n.a. = not applicable
Refer to Note 29, Segment reporting included elsewhere in this report for additional detail on the Company’s reportable segments.
The following is a discussion of IFRS and Pro Forma Net revenues and shipments and Pro Forma Adjusted operating income for each of our six reportable segments for the year ended December 31, 2021 as compared to the year ended December 31, 2020, and of IFRS Net revenues, shipments and Adjusted operating income for each of our six reportable segments for the year ended December 31, 2020 as compared to the year ended December 31, 2019. We review changes in our results of operations with the following operational drivers:
•Operating environment
◦Industry & Market Mix: reflects changes in volumes of products sold to customers driven by industry volumes and market mix. Reflects also the gap between production and shipment (fixed manufacturing costs absorption).

•Performance
◦Vehicle Net Price & Content: reflects changes in net prices including discounts and incentives and related to new product content, option take rates. Includes also channel and trim mix;
◦Vehicle Line Mix: reflects the changes in nameplate mix;
◦Market Share & Market Mix: reflects changes of market share and market mix on new vehicle business;
◦Industrial: reflects manufacturing, logistics and purchasing efficiencies and inefficiencies, as well as changes to costs of raw materials. Warranty and compliance costs are also included here;
◦SG&A: primarily includes costs for advertising and promotional activities, purchased services, information technology and administrative costs and other costs not directly related to the development and manufacturing of Stellantis products;
◦R&D: includes research and development costs;
◦FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to other partners, owned dealer network, royalties, the difference between shipments and sales, as well as foreign currency exchange translation, transaction and hedging.

North America

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019		2021	2020	2021 vs. 2020
1,764	10	11	Shipments (thousands of units)	1,820	1,852	(1.7)%
€67,715	€122	140	Net revenues (€ million)	€69,736	€60,633	15.0%
€11,103	n.a.	n.a.	Adjusted operating income (€ million)	€11,356	€6,123	85.5%
			Adjusted operating income margin (%)	16.3%	10.1%	+620 bps
____________________________________________________________________________________________________
n.a. = not applicable
Shipments
The increase in North America shipments in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The decrease in North America Pro Forma shipments in 2021 compared to 2020 was mainly due to discontinuation of Dodge Grand Caravan and Journey in the last six months of 2020, partially offset by 2021 Jeep and Wagoneer white-space launches, as well as higher Ram pickup volumes.
The North America shipments in 2020 were slightly down as compared to 2019.
Net revenues
The increase in North America Net revenues in 2021 compared to 2020 was almost entirely due to the contribution of FCA operations following the merger.
The increase in North America Pro Forma Net revenues in 2021 compared to 2020 was primarily due to favorable vehicle mix and strong net pricing, partially offset by unfavorable foreign exchange translation.
The decrease in North America Net revenues in 2020 compared to 2019 was primarily related to COVID-19 impact.

Adjusted operating income
The following chart reflects the change in North America Pro Forma Adjusted operating income by operational driver for 2021 as compared to 2020:
The increase in North America Pro Forma Adjusted operating income in 2021 compared to 2020 was driven by higher Net revenues and purchasing and manufacturing efficiencies, partially offset by increased raw materials, logistics and Research and development costs.
South America

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019		2021	2020	2021 vs. 2020
811	85	125	Shipments (thousands of units)	830	560	48.2%
€10,496	€1,153	1,746	Net revenues (€ million)	€10,681	€6,252	71%
€873	n.a.	n.a.	Adjusted operating income (€ million)	€882	€156	465.4%
			Adjusted operating income margin (%)	8.3%	2.5%	+580 bps
____________________________________________________________________________________________________
n.a. = not applicable
Shipments
The increase in South America shipments in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in South America Pro Forma shipments in 2021 compared to 2020 was primarily due to extended COVID interruptions in 2020 and strong demand for Fiat Strada and all-new Fiat Pulse, as well as mid-cycle refreshes of Fiat Toro and Jeep Compass.
The decrease in South America shipments in 2020 compared to 2019 was primarily related to COVID-19 related suspension of production and reduced demand.

Net revenues
The increase in South America Net revenues in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in South America Pro Forma Net revenues in 2021 compared to 2020 was mainly driven by higher volumes and strong net pricing, as well as favorable vehicle and market mix, partially offset by negative foreign exchange translation.
The decrease in South America Net revenues in 2020 compared to 2019 was primarily related to COVID-19 related suspension of production and reduced demand.
Adjusted operating income
The following chart reflects the change in South America Pro Forma Adjusted operating income by operational driver for 2021 as compared to 2020:
The increase in South America Pro Forma Adjusted operating income in 2021 compared to 2020 was driven by higher Net revenues, more than offsetting higher raw materials costs and unfavorable translation and transaction effects.
Enlarged Europe

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019		2021	2020	2021 vs. 2020
2,847	2,141	3,035	Shipments (thousands of units)	2,860	2,939	(2.7)%
€58,728	€42,383	€53,510	Net revenues (€ million)	€59,060	€56,480	4.6%
€5,419	n.a.	n.a.	Adjusted operating income (€ million)	€5,370	€3,059	75.5%
			Adjusted operating income margin (%)	9.1%	5.4%	+370 bps
____________________________________________________________________________________________________
n.a. = not applicable

Shipments
The increase in Enlarged Europe shipments in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The decrease in Enlarged Europe Pro Forma shipments in 2021 compared to 2020, with higher volumes of all-new Opel Mokka, Citroën C4 and Fiat New 500 more than offset by impact of unfilled semiconductor orders.
The decrease in Enlarged Europe shipments in 2020 compared to 2019 was primarily related to COVID-19 related suspension of production and reduced demand.
Net revenues
The increase in Enlarged Europe Net revenues in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in Enlarged Europe Pro Forma Net revenues in 2021 compared to 2020 was mainly due to favorable vehicle mix, primarily higher BEV and PHEV volumes, net pricing, as well as parts and services, partially offset by reduced new and used vehicle volumes.
The decrease in Enlarged Europe Net revenue in 2020 compared to 2019 was primarily related to lower shipments.
Adjusted operating income
The following chart reflects the change in Enlarged Europe Pro Forma Adjusted operating income by operational driver for 2021 as compared to 2020:
The increase in Enlarged Europe Pro Forma Adjusted operating income in 2021 compared to 2020 was driven by increased Net revenues, purchasing and manufacturing efficiencies, as well as reduced compliance costs, more than offsetting higher raw materials costs.

Middle East & Africa

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019		2021	2020	2021 vs. 2020
387	197	164	Combined shipments (thousands of units)	389	398	(2.3)%
272	197	164	Consolidated shipments (thousands of units)	273	257	6.2%
€5,165	€3,055	€2,582	Net revenues (€ million)	€5,201	€4,756	9.4%
€554	n.a.	n.a.	Adjusted operating income (€ million)	€545	€300	81.7%
			Adjusted operating income margin (%)	10.5%	6.3%	+420 bps
____________________________________________________________________________________________________
n.a. = not applicable
Shipments
The increase in Middle East & Africa consolidated shipments in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in Middle East & Africa Pro Forma consolidated shipments in 2021 compared to 2020 was primarily driven by all-new Citroën C4, Opel Mokka and Jeep Grand Cherokee L, as well as higher Peugeot 208 and Jeep Wrangler volumes.
The increase in Middle East & Africa consolidated shipments in 2020 compared to 2019 was primarily related to higher volumes in Turkey and Egypt.
Net revenues
The increase in Middle East & Africa Net revenues in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in Middle East & Africa Pro Forma Net revenues in 2021 compared to 2020 was mainly driven by higher net pricing, including pricing actions for Turkish lira devaluation, and increased volumes, partially offset by negative foreign exchange translation, mainly from Turkish lira.
The increase in Middle East & Africa Net revenue in 2020 compared to 2019 was primarily related to higher volumes in Turkey and Egypt.

Adjusted operating income
    The following chart reflects the change in Middle East & Africa Pro Forma Adjusted operating income by operational driver in 2021 compared to 2020:
The increase in Middle East & Africa Pro Forma Adjusted operating income in 2021 compared to 2020 reflects higher Net revenues, partially offset by negative foreign exchange transaction effects.
China and India & Asia Pacific

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019		2021	2020	2021 vs. 2020
216	79	144	Combined shipments (thousands of units)	219	181	21.0%
118	33	35	Consolidated shipments (thousands of units)	120	95	26.3%
€3,927	€864	€958	Net revenues (€ million)	€3,980	€3,200	24.4%
€444	n.a.	n.a.	Adjusted operating income (€ million)	€442	€231	91.3%
			Adjusted operating income margin (%)	11.1%	7.2%	+390 bps
____________________________________________________________________________________________________
n.a. = not applicable

We locally produce and distribute the Jeep Cherokee, Compass, Grand Commander and Commander PHEV through the 50% owned GAC FCA JV. In January 2022, we announced a plan to increase our shareholding with GAC FCA JV from 50 percent to 75 percent, subject to the approval of the Chinese government.
We also locally manufacture vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China through the 50% owned DPCA JV, based in Wuhan, China. DPCS markets the vehicles produced by DPCA in China. The results of these joint ventures are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Share of the profit/(loss) of equity method investees” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with FIAPL and we recognize our related interest in the joint operation on a line by line basis. Until June 2020, vehicles under the DS brand have been manufactured and marketed in China through CAPSA a 50% joint venture between PSA and the Changan group. Upon the sale of the 50 percent stake by PSA in June 2020, Shenzhen Baoneng Motor Co. Ltd will continue to manufacture DS vehicles for the Company.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV and DPCA JV are not included in consolidated shipments and are only in combined shipments.
Shipments
The increase in China and India & Asia Pacific combined and consolidated shipments in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in China and India & Asia Pacific Pro Forma combined and consolidated shipments in 2021 compared to 2020 was primarily due to the higher demand in the region.
The decrease in China and India & Asia Pacific combined and consolidated shipments in 2020 compared to 2019 was primarily related to COVID-19 impact.
Net revenues
The increase in China and India & Asia Pacific Net revenues in 2021 compared to 2020 was primarily due to the contribution of FCA operations following the merger.
The increase in China and India & Asia Pacific Pro Forma Net revenues in 2021 compared to 2020 was primarily due to overall higher volumes and favorable market mix and net pricing.
The decrease in China and India & Asia Pacific Net revenues in 2020 compared to 2019 was primarily related to lower volumes.
Adjusted operating income
The increase in China and India & Asia Pacific Pro Forma Adjusted operating income in 2021 compared to 2020 was mainly driven by favorable net pricing, volumes and vehicle mix, primarily related to Jeep Wrangler and Ram 1500, partially offset by increased product costs.

Maserati

				Pro Forma
Years ended December 31,				Years ended December 31,		Increase/(Decrease)
2021	2020	2019		2021	2020	2021 vs. 2020
24.0	—	—	Shipments (thousands of units)	24.2	16.9	43.2%
€2,003	€—	€—	Net revenues (€ million)	€2,021	€1,375	47.0%
€116	€—	€—	Adjusted operating income (€ million)	€103	€(91)	213.2%
			Adjusted operating income margin (%)	5.1%	(6.6)%	+1170 bps
Shipments
The increase in Maserati Pro Forma shipments in 2021 compared to 2020 was primarily due to the improved demand and increased market share, driven by launch of refreshed lineup.
Net revenues
The increase in Maserati Pro Forma Net revenues in 2021 compared to 2020 was primarily due to higher volumes, favorable market mix, mainly in China, and improved net pricing.
Adjusted operating income
The increase in Maserati Pro Forma Adjusted operating income in 2021 compared to 2020 was mainly due to higher volumes and net pricing, driven by launch of refreshed lineup, favorable market mix, particularly in China, and improved residual values, partially offset by negative foreign exchange transaction effects.

Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund the business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products, (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, including for electrification and autonomous driving, enhance manufacturing efficiency, improve capacity and for maintenance, and for regulatory and environmental compliance.
Our business and results of operations depended on our ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, as such, changes in our vehicle shipment volumes could have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are require to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on the Company’s cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on the Company’s cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues or components shortage, tend to negatively affect the Company’s cash flow and liquidity. In addition, the timing of the Company’s collections of receivables for export shipments of vehicles, fleet sales, as well as sales of powertrain systems and pre-assembled parts of vehicles tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to accelerate collections and transfer relevant risks to the factor, a change in vehicle shipment volumes could cause fluctuations in the Company’s working capital. The increased internationalization of our product portfolio could also affect our working capital requirements as there could be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital could be affected by the trend and seasonality of shipments of vehicles with a buy-back commitment.
Management believes that the funds currently available to Stellantis at the date of this report, in addition to those funds that would be generated from operating and financing activities, will enable the Company to meet its obligations and fund its businesses including funding planned investments, working capital needs as well as fulfill the Company’s obligations to repay its debts in the ordinary course of business.
Fidis S.p.A., 100 percent owned captive finance company, supports working capital needs in all regions at a Company level (including the Maserati segment), as well as selected suppliers, through the offering of receivable and payable financing activity (also known as factoring). In addition, Fidis S.p.A. provides financing to selected dealers in Italy.
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.
The operating cash management and liquidity investment of the Company is coordinated with the objective of ensuring effective and efficient management of the Company’s funds. We raise capital in the financial markets through various funding sources.
Certain notes issued by the Company and its treasury subsidiaries included covenants which could be affected by circumstances related to certain subsidiaries in particular; there are cross-default clauses which could accelerate repayments in the event that such subsidiaries failed to pay certain of their debt obligations.
Long-term liquidity requirements could involve some level of debt refinancing as outstanding debt becomes due or the Company is required to make principal payments. We regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of other companies in the Company’s industry.

However, any actual or perceived limitations of the Company’s liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with the Company, or require the Company to restrict additional amounts of cash to provide collateral security for its obligations. The Company’s liquidity levels are subject to a number of risks and uncertainties, including those described in Risk Factors.
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends and Note 27, Equity within the Consolidated Financial Statements included elsewhere in this report, for additional information on Stellantis’ distribution of profits.
Available liquidity
The following table summarizes the Company’s Available liquidity:

At December 31,
(€ million)	2021
Cash, cash equivalents and financial securities(1)	€51,128
Undrawn committed credit lines	12,810
Cash, cash equivalents and financial securities - included with Assets held for sale	—
Total Available liquidity(2)	€63,938
of which: Available liquidity of the Industrial Activities	€62,706

Aggregated(3)
(€ million)	At December 31, 2020
Cash, cash equivalents and financial securities(1)	€44,748
Undrawn committed credit lines	13,478
Cash, cash equivalents and financial securities - included with Assets held for sale	27
Total Available liquidity(2)	€58,253
of which: Available liquidity of the Industrial Activities	€57,278
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable).
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above.
(3) The aggregated Available Liquidity as of December 31, 2020, is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.
Available liquidity of the Industrial Activities at December 31, 2021 increased €5.4 billion from December 31, 2020 (aggregated) primarily as a result of the €6.1 billion Industrial free cash flows of the period (on a pro-forma basis).
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents and refer to Note 30, Explanatory notes to the Consolidated Statement of Cash Flows, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €51.1 billion of cash, cash equivalents and current securities available at December 31, 2021, €29.7 billion, or 58 percent, were denominated in Euro and €15.5 billion or 30 percent were denominated in U.S. Dollar.

On July 23, 2021, Stellantis announced that it had signed a new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks. This new RCF replaces the existing syndicated RCF’s from the PSA Group (€3.0 billion) and FCA Group (€6.25 billion). This new RCF, available for use in general corporate purposes, is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year.
At December 31, 2020, the aggregated Undrawn committed credit lines available totaling €13.5 billion included:
•the €6.25 billion syndicated revolving credit facility from the FCA Group,
•the €3.0 billion syndicated credit line of Peugeot S.A. and the GIE PSA Trésorerie,
•a €3.0 billion syndicated line of credit, signed by PSA in April 2020 in response to the COVID-19 pandemic, expired in April 2021
•and other revolving facilities for a total of €1.2 billion.
The syndicated revolving facilities of FCA and Peugeot S.A. have been cancelled in July, 2021 at the signing of the new €12.0 billion Stellantis RCF.

Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Notes
On March 31, 2021, the Company issued €1.25 billion 0.625 per cent notes due March 30, 2027 under the €30 billion Euro Medium Term Note Program.
On June 18, 2021 the Company issued €1.25 billion 0.750 per cent notes due January 18, 2029 and €1.25 billion 1.250 percent notes due June 20, 2033 under the same Program.
On September 15, 2021, the Company, through its subsidiary Stellantis Finance US, issued US$ 1.0 billion 1.711% Senior Notes due January 29, 2027 and US$ 1.0 billion 2.691% Senior Notes due September 15, 2031, both guaranteed by Stellantis N.V.
All the notes were rated Baa3 by Moody’s Investors Service, BBB- by Standard & Poor’s, BBB- by Fitch and BBB by DBRS.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information
Intesa Sanpaolo Credit Facilities
The credit facility, entered into in June 2020, was structured to support the restart and transformation of Italy’s automotive sector after the COVID-19 outbreak by providing liquidity to the Company’s business in Italy and to its Italian suppliers. The facility was instrumental in the restart of industrial production and provided continuity for key investment projects to provide a sustainable future for the automotive sector in Italy. The facility was 80% guaranteed by SACE, Italy’s Export Credit Agency, under the Italian Government’s Liquidity Decree (“Decreto Liquidità”), as overseen by the Ministry of Economy and Finance - MEF, and the Ministry of Economic Development – MISE.
On January 28, 2022, the Company has repaid in full the €6.3 billion credit facility to Intesa Sanpaolo in advance of the original maturity date of March 2023.
Refer to Note 22, Debt and Note 32, Subsequent events, within the Consolidated Financial Statements included elsewhere in this report for additional information.

Cash Flows
The following table summarizes cash flows from operating, investing and financing activities for each of the years ended December 31, 2021, 2020 and 2019 and does not include the impact of any Pro Forma adjustments or results of former FCA prior to the merger. Refer to the Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020 and 2019 and to Note 30, Explanatory notes to the Consolidated Statement of Cash Flows included elsewhere in this report for additional detail.

	Years ended December 31,
(€ million)	2021	2020	2019
Cash flows from operating activities - continuing operations	€18,646	€5,105	€6,830
Cash flows from operating activities - discontinued operations(1)	—	1,136	1,837
Cash flows from (used in) investing activities - continuing operations	11,789	(2,540)	(3,661)
Cash flows (used in) investing activities - discontinued operations(1)	(3,115)	(1,359)	(2,357)
Cash flows from (used in) financing activities - continuing operations	(1,366)	2,025	(950)
Cash flows from financing activities - discontinued operations(1)	—	1,091	729
Effects of changes in exchange rates	764	(397)	(20)
Increase in cash from held for sale	18	—	—
Increase in cash	26,736	5,061	2,408
Net cash and cash equivalents at beginning of the period	22,893	17,832	15,424
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€49,629	€22,893	€17,832
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in the Consolidated Statement of Cash Flows, to Industrial free cash flows for the year ended December 31, 2021.

Year ended December 31,
(€ million)	2021
Cash flows from operating activities	€18,646
Less: Cash flows from operating activities - discontinued operations	—
Cash flows from operating activities - continuing operations	18,646
Less: Operating activities not attributable to industrial activities	276
Less: Capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	10,081
Add: Proceeds from disposal of assets other changes in investing activities	327
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments	811
Add: Defined benefit pension contribution, net of tax	80
Industrial free cash flows	7,885
Add: Industrial free cash flows of FCA, January 1 - 16, 2021	(1,813)
Pro Forma Industrial free cash flows	€6,072
Aggregated Industrial free cash flows

Year ended December 31,
(€ million)	2020
PSA Automotive free cash flows	€2,660
FCA Industrial free cash flows	624
Aggregated Industrial free cash flows(1)	3,284
________________________________________________________________________________________________________________________________________________
(1) The aggregated Industrial free cash flows for the year ended December 31, 2020, is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.

Industrial net financial position

	At December 31, 2021
(€ million)	Company	Industrial activities	Financial services
Third parties debt (Principal)	(32,456)	(29,994)	(2,462)
Capital market(1)	(17,920)	(17,475)	(445)
Bank debt	(10,567)	(9,442)	(1,125)
Other debt(2)	(1,483)	(608)	(875)
Lease liabilities	(2,486)	(2,469)	(17)
Accrued interest and other adjustments(3)	(1,126)	(1,118)	(8)
Debt with third parties	(33,582)	(31,112)	(2,470)
Intercompany, net(4)	—	123	(123)
Current financial receivables from jointly-controlled financial services companies(5)	103	103	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(33,479)	(30,886)	(2,593)
Derivative financial assets/(liabilities), net and collateral deposits(6)	(9)	(10)	1
Financial securities(7)	1,499	1,370	129
Cash and cash equivalents	49,629	48,616	1,013
Net financial position	17,640	19,090	(1,450)
Industrial net financial position		19,090
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes for €16,990 million, Schuldschein for €485 million and other financial instruments issued in financial markets, mainly from South America financial services companies for €445 million.
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS, and debt for securitizations programs, for €993 million.
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€550 million) and industrial activities entities' financial payables due to financial services entities (€427 million).
(5) Financial receivables due from FCA Bank and from the BPF JVs with Group Santander Consumer Finance and with BNP Paribas Personal Finance.
(6) Fair value of derivative financial instruments (net negative €42 million) and collateral deposits (€32 million).
(7) Excludes certain financial securities held pursuant to applicable regulations (€354 million) and non-liquid equity investments (€191 million) and other non-liquid securities (€173 million).
Aggregated Industrial net financial position

(€ million)	At December 31, 2020
PSA Automotive net financial position	€13,231
FCA Net industrial cash	4,595
Aggregated Industrial net financial position(1)	17,826
________________________________________________________________________________________________________________________________________________
(1) The aggregated Industrial net financial position at December 31, 2020 is the simple aggregation of the previously reported amounts by FCA and PSA (excluding Faurecia) and does not reflect a) fair value adjustments increasing debt by approximately €1.400 million as of January 17, 2021 recorded as part of the purchase accounting adjustments required by IFRS; and b) approximately €230 million of a reduction in the Industrial net financial position to align to the Stellantis definition.
The €1.3 billion difference in Industrial net financial position at December 31, 2021, as compared to the aggregated amount at December 31, 2020, primarily reflects the €6.1 billion Pro Forma Industrial Free Cash Flow for the period, the €0.2 billion proceeds from ARAMIS IPO (refer to Note 27, Equity within our Consolidated Financial Statements included elsewhere in this report for additional information) and a €0.9 billion positive translation effects, partially offset by the €4.2 billion distributions to shareholders and €1.6 billion reduction, as a result of purchase accounting and alignment in definitions.
Rating Agency updates
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

On January 18, 2021, Fitch confirmed the Long-term Issuer Default Rating of Stellantis N.V. at BBB- with Outlook stable.
On January 27, 2021, DBRS upgraded the Issuer rating and Senior Unsecured Debt rating of Stellantis N.V. from “BBB (low)” to “BBB”, with the trend on all ratings stable.
On November 25, 2021, Fitch changed outlook to Positive and on January 26, 2022, DBRS changed outlook to positive.
Refer to Note 22, Debt for further information regarding the Company's Capital Resources. Refer to Note 31, Qualitative and quantitative information on financial risks for further information regarding the Company’s qualitative and quantitative information on financial risks. Refer to Contractual Obligations, included elsewhere in this report, for further information on the Company’s significant contractual commitments as at December 31, 2021.

RISK MANAGEMENT
Risk Management
Risk management activities are an essential business driver to ensure the achievement of Stellantis objectives and the sustainability of the business plan in the medium to long term. The Company has adopted an integrated approach aimed at strengthening the awareness, at every level of the organization, that adequate risk assessment and management can create and preserve value for Stellantis. A structured process has been implemented to integrate risks identification, assessment, monitoring and mitigation into business practices, and to provide Management with information necessary to take the appropriate decisions for achieving the strategic objectives.
Enterprise Risk Management (ERM) Framework
The Stellantis risk management framework is based on the principles of the 2017 COSO Framework "Enterprise Risk Management (ERM) - Integrating with Strategy and Performance" and of the Dutch Corporate Governance Code.
In alignment with the COSO principles, the Stellantis ERM framework integrates risk management processes into the management of the Company’s business with the aim of implementing the strategy, improving the performance measurement and creating long-term value.
The framework is integrated within the Stellantis organization and corporate governance and supports the protection of corporate assets, the efficiency and effectiveness of business processes, the reliability of financial information and the compliance with laws and regulations.
Stellantis Enterprise Risk Management (ERM) framework consists of five key components:
    1. ERM Governance Structure
The risk management process is implemented across the whole organization. The Company leverages a risk management governance that involves several committees, regions and business functions, risk owners and ERM to manage business risks and to define the most effective strategies for their mitigation.
A Global Risk management Committee (GRMC) has been established to promote a culture of proactive risk management and monitoring throughout Stellantis and it is chaired by the Head of HR & Transformation. Other members are representatives from the legal, finance, internal audit, risk management and business functions. The GRMC provides guidance on the overall strategic Risk management decisions and defines the Company’s Risk Appetite.
    2. Strategy Setting and Risk Appetite
The alignment of business objectives to strategy is achieved through Stellantis governance committees which include senior management responsible for supporting risk governance. ERM is integrated into the strategic plan and business objectives through the GRMC members that are part of the governance committees. Through an integrated approach Stellantis governance committees support the Strategy Council that is ultimately responsible for risk management programs, providing guidance and direction, reviewing and approving the overall global Enterprise Risk Assessment results and ensuring accountability for effectively managing and mitigating significant risks. The Board of Directors has an oversight role over Stellantis’ strategy and risk appetite.

Stellantis aligns its Risk Appetite to its business plan. Risk boundaries are set through Stellantis strategy, Code of Conduct, budgets and policies. Stellantis objectives are consistent with the organization's risk appetite.

Stellantis’ risk appetite differs by risk category as shown below.

Risk category	Category description	Risk appetite
Strategic	Risk that may arise from the pursuit of Stellantis’ business plan, from strategic changes in the business environment, and/or from adverse strategic business decisions.	We are prepared to take risks in a responsible way that takes our stakeholders’ interests into account and is consistent with our business plan.
Operational	Risk relating to internal processes, people and systems or external events (including legal and reputational risks).	We look to mitigate operational risks to the maximum extent based on cost/benefit considerations.
Financial	Risk relating to uncertainty of return and the potential for financial loss due to financial performance.	We seek capital market and other transactions to strengthen our financial position while allowing us to finance our operations on a consolidated global basis.
Compliance	Risk of non-compliance with relevant regulations and laws, internal policies and procedures.
We hold ourselves, as well as our employees, responsible for acting with honesty, integrity and respect, including complying with our Code of Conduct, applicable laws and regulations everywhere we do business.

3. Enterprise Risk Assessment
The Enterprise Risk Assessment (ERA) is performed annually to identify and prioritize the major risks based on their criticality, with a bottom up approach, through interviews conducted with a representative range of regional and business function managers. Risk scenarios and evaluation are carried out using likelihood, impact and control effectiveness criteria. The results of the assessment are consolidated on a risk mapping and compared with risk thresholds to determine priority and risk treatment methods. The risk mapping is then reviewed by executive leadership before presentation for approval to the Strategy Council and final validation by the Audit Committee.
4. Risk Mitigation and Monitoring
Major risks are assigned to Risk Owners in charge of deploying the adequate risk mitigation measures. Progress made in implementing mitigation actions is monitored by the ERM team and reported to the Strategy Council.
5. Risk Management Integration and Culture Dissemination
Management uses relevant information from both internal and external sources to support enterprise risk management. To support the business in pursuing continuous risk management process improvement and to promote a culture that proactively identify, evaluate and monitor risks, ERM relies on the support of a Compliance Champions network responsible for building or updating annually the Risk Assessment of their Departments and supervising the relative risk mitigation action plans.
Significant Risks Identified and Control Measures
Results of the annual Enterprise Risk Assessment were consolidated into a Stellantis report for review with members of the GRMC before the presentation of the most significant risks to the Stellantis Strategy Council. Once validated, results were discussed with the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities. Risk mitigating actions will be monitored by ERM team and Compliance Champions.

Each significant risk was classified by risk categories and control measures and mitigating actions were defined for each identified risk.

The list of risks, control measures and mitigating actions presented below is not exhaustive. The sequence in which these risks and mitigating actions are described does not reflect any order of importance, likelihood of occurrence or control measures effectiveness.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Strategic	Transition to Electrification
Main risk factors for transition to electrification include: the evolving nature of the regulatory environment, the higher prices of EV vehicles that could result in a sharp decrease of the automotive market share in western countries, the entrance of new competitors through the EV market that could reduce the automotive market share, and the dependence of EV market share on government incentives.

Cost-reduction strategies to make electric vehicle’s price more affordable.
Execution of battery/EDM (Electric Drive Module) roadmap to deliver performance at the right level.
Secured access to key components and raw material by entering into long-term agreements or partnerships.
Strategic partnerships to gain access to the latest innovations.

Operational	Supply Chain	Stellantis ability to manage critical supplies to prevent production interruptions, and the ability to manage limited availability and increased costs of raw materials.
To mitigate the risks related to potential unavailability of raw materials in the time required by production planning, Stellantis is:
•analyzing the end-to-end value chain of supplies to identify possible critical resources;
•monitoring global, political, environmental and economic events, to anticipate or identify events that could lead to supply chain disruption and implement timely mitigating actions;
•monitoring the financial health of suppliers to mitigate disruption due to financial distress of companies in Stellantis supply chain.

Compliance	Compliance
The increasing complexity of compliance requirements in different fields (e.g. corporate liability, market regulations, export controls, anti-bribery, emissions and vehicle safety, data privacy etc.) puts the organization at risk of non-compliance, that could result in potential fines, increased costs, and reputational damages.

Continued reduction of CO2 emissions achieved through a combination of technologies aligned to the vehicle mix, consumer needs and regulatory framework in each market.
Central coordination and oversight of internal checks and conformity activities under Senior Management to promote consistency in approach and process across Stellantis operations.
Stellantis Code of Conduct clearly and affirmatively requires employees to report issues of non-compliance.
The launch of “Stellantis Integrity Helpline” program encourages employees, contractors, suppliers and dealers to report any issues that may concern vehicle safety, emissions or regulatory compliance.
Stellantis continuously works to improve on emission compliance tools and implements these tools throughout the organization as appropriate.

Financial	Volatility of foreign exchange, tariffs, raw materials & energy prices
The risk of being exposed to repeated increases and volatility in foreign exchange, raw material and energy prices that could impact Stellantis plans and profitability. This risk is reinforced by further external threats such as geopolitical instabilities, protectionism, local inflationary environments and availability of natural resources.

Risk is mitigated through:
•natural and financial hedging strategies,
•material substitution and circular economy strategy,
•optimization in technical solutions to minimize the use of critical resources or find substitutions
•constant monitoring of raw material market dynamics and of raw materials price trend.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Operational	Company and vehicle cybersecurity & Information & Communications Technology (“ICT” ) recovery
The risk of being exposed to cybersecurity incidents/attacks or system failures that may lead to a significant business disruption, loss of confidential information and competitive know-how, or breach of data privacy resulting in financial and/or reputational damage.

Cybersecurity controls and programs are in place at Stellantis for identifying and mitigating emerging risks according to the changing threat scenario.
Furthermore, a Stellantis cyber risk insurance coverage was designed on the basis of a comprehensive and thorough analysis of:
•the threats of exposure of vital company assets, including the information that must be protected and at which level;
•policies and procedures in place to reduce the risk of attack in the event of a security breach;
•plans and procedures in place to neutralize threats and remedy security issues.

Strategic	Global Carbon Footprint	Risk due to the cost of potential plants and supply chain transformation to reach carbon neutrality.
Stellantis is in the process of setting a long-term net-zero emissions target over its value chain before 2050.
Stellantis is also in the process of setting short, medium and long-term carbon emission targets to support achievement of its long-term carbon targets to support achievement of its long-term net-zero emission objective. Stellantis plans to disclose these targets during 2022.

Operational	Natural & Industrial Hazards	Risk of business interruption due to impacts of more frequent natural events resulting from climate disruption.	Strengthen mechanisms to reduce impact and reinforce resilience in case of fire, flood and other natural disasters.
Control measures and comprehensive mitigation actions for key global risks were monitored throughout the year by Stellantis senior leaders in the regions and in the business functions to ensure that these were relevant and sufficient, under the oversight of the related global leaders. As needed, control measures and mitigation actions were enhanced to ensure risks were appropriately addressed. This approach allowed Stellantis to address risk on a timely basis and ensure effectiveness of the control measures taken.
The risk from the merger related to the successful realization of expected synergies was mitigated through the execution of strategic programs, such as the rationalization of vehicle platforms, the electrification strategy and the brand portfolio strategy.
Improvements in the overall Stellantis risk management process
Stellantis will continue to engage the business in key risk areas, benchmark processes with peer companies and explore opportunities for improvement, in order to strengthen and improve ERM Governance, evaluate remediation plans and define Key Risk Indicators for implementing quantitative metrics to measure and monitor risks in a more predictive way.

Risk Factors
As Stellantis, we face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
We may continue to experience a negative impact on our operations as a result of unfilled semiconductor orders.
Our ability to manufacture vehicles depends on continued access to semiconductors and components that incorporate semiconductors and we depend upon third parties to supply these semiconductors and related components. Many of the key semiconductors used in our vehicles come from limited or single sources of supply.
In 2020, we began experiencing a significant semiconductor supply shortage as a result of unfilled orders, which has resulted in increased chip delivery lead times, reduced vehicle production volumes, and increased costs to source available semiconductors. Our overall vehicle shipment volumes in 2021 were significantly impacted by unfulfilled semiconductor orders, representing a loss of approximately 20 percent of our planned production. We have continued to experience a negative impact in early 2022 and expect conditions to improve, but remain challenging, throughout the year.
To the extent such unfilled orders continue or worsen, and we are unable to mitigate its effects, our ability to deliver planned quantities of our vehicles will continue to be adversely affected, which may have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” for further discussion of the effect that unfilled semiconductor orders has had on our operations.
We may fail to realize some or all of the anticipated benefits of the merger.
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
We have devoted, and will need to continue to devote, significant management attention and resources to integrating the business practices and operations of FCA and PSA. Potential difficulties that we may encounter as part of the integration process include complexities associated with managing our business, such as difficulty integrating manufacturing processes, systems and technology, in a seamless manner, as well as integration of the FCA and PSA workforces. We have also incurred significant costs associated with the transaction, including the migration of our headquarters to the Netherlands, and expect to continue to incur significant costs in the future. In addition, the integration of FCA’s and PSA’s businesses may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities relating to FCA, PSA or the merger. All of these factors could decrease or delay the expected accretive effect of the merger.
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

The coronavirus (COVID-19) pandemic could continue to disrupt the manufacture and sale of our products and the provision of our services and adversely impact our business.
On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization, leading to government-imposed quarantines, travel restrictions, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for businesses to curtail or cease normal operations. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, led to a global economic slowdown and a significant decrease in demand in the global automotive market, followed by a dramatic but uneven increase in economic activity and automotive market demand when restrictions were lifted.
COVID-19 related disruptions have had a significant negative impact on, and may continue to negatively impact, our supply chain and the availability and price at which we are able to source components and raw materials globally, which could reduce the number of vehicles we will be able to sell. We may not be able to pass on future increases in the price of components and raw materials to our customers, which may adversely impact our results of operations. Furthermore, the long-term impact of the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. We expect that the economic uncertainty and higher unemployment may result in higher defaults in our consumer financing portfolio and prolonged unemployment may negatively impact demand for both new and used vehicles. These and other factors arising from the COVID-19 pandemic have had, and could continue to have, a material adverse impact on our business, financial condition and results of operations.
Further, as government restrictions on movement and business operations vary between jurisdictions and regions, even if measures are not mandated by law or regulation, we may still elect to shut down some, or all, of our production sites and other facilities, either in the event of an outbreak of COVID-19 among our employees, or as a preventive measure to contain the spread of the virus and protect the health of our workforce and their respective communities. Such restrictions on movement and business operations may be reimposed by governments in response to future recurrences or “waves” of the outbreak. For example, in late 2021 and early 2022, to combat the spread of the Omicron variant, several governments re-imposed a range of restrictive measures. Future developments in the pandemic cannot be predicted.
In addition, future government-sponsored liquidity or stimulus programs in response to the COVID-19 pandemic may not be available to our customers, suppliers, dealers, or the combined group, and if available, the terms may be unattractive or may be insufficient to address the impact of COVID-19.
The extent to which the COVID-19 pandemic will impact our results will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted. The ultimate impact of the COVID-19 outbreak will depend on the length and severity of restrictions on business and individuals, the pandemic’s impact on customers, dealers, and suppliers, whether and how quickly normal economic conditions, operations and demand for vehicles resume, any permanent behavioral changes that the pandemic may cause, including with respect to remote work, and any future actions to mitigate the impact of the pandemic, whether government-mandated or elected by us.
The future impact of COVID-19 developments will be greater if the regions and markets that are most profitable for us are particularly affected. See “If our vehicle shipment volumes deteriorate further, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market, and shipments of vehicles in the European market, our results of operations and financial condition will suffer”. These disruptions could have a material adverse effect on our business, financial condition and results of operations. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this report, including, but not limited to, the general economic conditions in which we operate, increases in the cost of raw materials and components and disruptions to our supply chain and liquidity.

If our vehicle shipment volumes deteriorate further, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market, and overall shipments of vehicles in the European market, our results of operations and financial condition will suffer.
As is typical for automotive manufacturers, we have significant fixed costs primarily due to our substantial investment in product development, property, plant and equipment and the requirements of collective bargaining agreements and other applicable labor relations regulations. As a result, changes in certain vehicle shipment volumes could have a disproportionately large effect on our profitability. Our overall vehicle shipments volumes were significantly impacted in 2021 and early 2022 due to unfilled semiconductor orders, representing a loss of approximately 20 percent of our planned production in 2021. Although we have largely been able to maintain shipment volumes of pickup trucks and larger SUVs in North America, overall volumes in Europe were significantly lower in 2021 than in 2020.
Our profitability in North America, a region which historically contributed a majority of FCA’s profit, is particularly dependent on demand for pickup trucks and larger SUVs. Pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 82 percent of our total U.S. retail vehicle shipments in 2021. A shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Dependence on pickup trucks and larger SUVs in North America is expected to continue.
Historically, PSA’s operating results reflected a dependence on European markets, which increased with the purchase of the Opel and Vauxhall brands in August 2017. In 2021, we generated a significant percentage of our profits and approximately 39 percent of our revenues in the Enlarged Europe region. Therefore, we are significantly exposed to a slowdown or downturn in economic conditions in Europe, as well as enhanced competition in, or a deterioration of, the European vehicle market, that would trigger a decline in vehicle shipments in that market.
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
We have operations in a number of emerging markets, including Turkey, China, Brazil, Argentina, India and Russia and are particularly susceptible to risks relating to local political conditions in these markets. For example, although it is not expected to have a direct material impact on our business, financial condition or results of operations, we cannot reliably predict the direct or indirect impact that the current Russian military activities in the Ukraine or any related international sanctions may have on our operations. We are also subject to import and/or export restrictions (including the imposition of tariffs on raw materials and components we procure and on the vehicles we sell), and compliance with local laws and regulations in these markets. For example, in Brazil, we have historically received certain tax benefits and other government grants, that favorably affected our results of operations which, if not further extended, would expire at the end of 2025. Expiration of these tax benefits and government grants without their renewal or any change in the amount of such tax benefits or government grants could have a material adverse effect on our business, financial condition and results of operations.
We are also subject to other risks inherent to operating globally. For a discussion of certain tax-related risks related to our operating globally, see “Risk Factors—Risks Related to Taxation—We and our subsidiaries are subject to tax laws and treaties of numerous jurisdictions. Future changes to such laws or treaties could adversely affect us and our subsidiaries and our shareholders and holders of special voting shares. In addition, the interpretation of these laws and treaties is subject to challenge by the relevant governmental authorities”. European developments in data and digital taxation may also negatively affect some of our autonomous driving and infotainment connected services. Unfavorable developments in any one or a combination of these risk areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies.
Following the United Kingdom’s exit from the European Union, the EU-UK Trade and Cooperation Agreement became effective on a provisional basis on January 1, 2021 and entered into force on May 1, 2021. Under the terms of the EU-UK Trade and Cooperation Agreement, exports of motor vehicles and parts between the European Union and the United Kingdom are exempt from tariffs, to the extent the goods comply with certain “rules of origin” (i.e. if the goods contain a sufficient quantity of European Union or United Kingdom inputs). Despite the implementation of the EU-UK Trade and Cooperation Agreement, there remains significant uncertainty as to how Brexit will affect relations between the United Kingdom and the EU and we continue to assess the full impact of the EU-UK Trade and Cooperation Agreement on our operations and on our supply chain. The application of the rules of origin may result in increased costs for us or for our suppliers (which, in turn, they would seek to pass on to us), and difficulties in the procurement of parts. In addition, the new customs procedures set forth in the EU-UK Trade and Cooperation Agreement result in increased complexity, with full import controls for goods being imported from the European Union to the United Kingdom expected to be gradually introduced by the United Kingdom throughout 2022. The introduction of full import controls for goods being imported from the European Union to the United Kingdom could increase our costs of manufacturing in the United Kingdom or importing vehicles to the United Kingdom that are manufactured in the European Union, which could have a material adverse effect on our business, financial condition and results of operations.
While the EU-UK Trade and Cooperation Agreement provides clarity with respect to the intended relationship between the European Union and the United Kingdom going forward, negotiations are expected to continue in relation to the details of such relationship in certain areas which are not covered by the EU-UK Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the EU-UK Trade and Cooperation Agreement and any other relevant agreements between the United Kingdom and European Union. The foregoing could have a material adverse effect on our business, financial condition and results of operations.

In recent years, there has been a significant increase in activity and speculation regarding tariffs and other barriers to trade imposed between governments in various regions, in particular the U.S. and its trading partners, China and the European Union. For example, we manufacture a significant number of our vehicles outside the U.S. (particularly in Canada, Mexico and Italy) for import into the U.S. We also manufacture vehicles in the U.S. that are exported to China. Tariffs or duties that impact our products could reduce consumer demand, make our products less profitable or the cost of required raw materials more expensive or delay or limit our access to these raw materials, each of which could have a material adverse effect on our business, financial condition and results of operations. In addition, an escalation in tariff or duty activity between the U.S. and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for our products.
Our future performance depends on our ability to offer innovative, attractive and relevant products.
Our success depends on, among other things, our ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability. We may not be able to effectively compete with other automakers with regard to electrification, autonomous driving, mobility, artificial intelligence and other emerging trends in the industry.
In 2021, we announced plans to make significant investments in electrification and set aggressive targets for future low emission vehicle shipments. If we are unable to deliver a broad portfolio of electrified vehicles that are competitively priced and meet consumer demands, if consumers prefer our competitors’ electrified vehicles or if the adoption of electrified vehicles develops slower than we expect, we may experience a material adverse effect on our business, financial condition and results of operations. We face challenges developing electrified vehicles with increased vehicle range and battery energy density and we may not successfully invest in new technologies that enable us to develop competitive electrified vehicles relative to our peers. In addition, the availability of electric and plug-in hybrid vehicles has fueled highly competitive pricing among automakers in order to win market share, which may significantly and adversely affect profits with respect to the sale of such vehicles. Furthermore, technological capabilities acquired through costly investment may prove short-lived, for example, if technology and vehicle capability progresses more quickly than expected. Vehicle electrification may also negatively affect after-sales revenues.
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
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the company and individual areas of the business. Our management team is critical to the execution of our direction and the implementation of our strategies. In particular, current employees may be dissatisfied with their roles within Stellantis following the merger integration, which may have an adverse effect on our ability to retain management and other key personnel. We may not be able to replace these individuals with persons of equivalent experience and capabilities.
Attracting and retaining qualified and experienced personnel in each of our regions is critical to our competitive position in the automotive industry. For example, our ability to attract and retain qualified software engineers is critical to our software strategy announced in December 2021.
An overall labor shortage, caused by the COVID-19 pandemic or as a result of general macroeconomic factors, could further challenge our ability to attract and retain key personnel. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.
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
We intend to continue to focus on volume growth and margin expansion strategies, which include the renewal of key products, the launch of white-space products, the implementation of various electrified powertrain applications and partnerships relating to the development of autonomous driving technologies. Our strategies continue to require significant investments in products, powertrains, production facilities, marketing and distribution networks. If we are unable to achieve our volume growth and margin expansion goals, we may be unable to earn a sufficient return on these investments, which could have a material adverse effect on our business, financial condition and results of operations. Our growth and investment strategy may also be adversely impacted by future potential developments of the COVID-19 pandemic. See “The coronavirus (COVID-19) pandemic could continue to disrupt the manufacture and sale of our products and the provision of our services and adversely impact our business.”
Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations, and we may be subject to work stoppages in the event we are unable to agree on collective bargaining agreement terms or have other disagreements.
Substantially all of our production employees are represented by trade unions, covered by collective bargaining agreements or protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce personnel costs quickly in response to changes in market conditions and demand for our products. As of December 31, 2021, approximately 87 percent of our employees were covered by collective bargaining agreements. See the section “—Trade Unions and Collective Bargaining” of this report for a description of these arrangements. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully in order to compete more effectively, especially with automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.

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
Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail consumers use a variety of finance and lease programs to acquire vehicles. Unlike many of our competitors, we do not own and operate a wholly-owned finance company dedicated solely to our mass-market vehicle operations in the majority of key markets in Europe, Asia and South America. In addition, although we are in the process of establishing a captive finance company in the U.S., we do not yet have a fully operational wholly-owned provider in that market. We instead partner with specialized financial services providers through joint ventures and commercial agreements with third parties, including third party financial institutions, in order to provide financing to our dealers and retail consumers. Our lack of a wholly-owned finance company in these key markets may increase the risk that our dealers and retail consumers will not have access to sufficient financing on acceptable terms, which may adversely affect our vehicle sales in the future.
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
Our establishment of a captive financial services company in the U.S. will subject us to the risks inherent in that business.
In 2021, we announced the completion of our acquisition of a financial services company in the U.S., and our intent to grow it into a full-service captive finance arm, named Stellantis Financial Services US Corp., that will provide U.S. customers, dealers and partners with a complete range of financing options. The growth and maintenance of a U.S. captive financial services company will subject us to the risks inherent in such business, including reliance on public debt markets to provide the capital necessary to support our financing programs, underwriting risk, default risk, compliance with laws and regulations related to consumer lending and competition with other consumer finance companies and third-party financial institutions.

We face risks related to changes in product distribution methods.
We are exposed to risks inherent in certain new methods of distribution, including the digitalization of points of sale and, more broadly, the transformation of our sales network in order to respond to developing trends in the automotive industry such as consumers’ shift towards online sales, and the use of digital tools that are altering the relationship between brands and customers. Delays in the digital transformation of distribution methods, both at points of sale and in sales networks, as well as increased costs, whether as a result of the transformation of our sales network or new distribution methods, could impact our ability to effectively compete with other automakers. In addition, our employees may lack the necessary skills or training to implement or utilize such new distribution methods. Changes in our product distribution methods may also lengthen the timing or pattern of when we recognize revenue and increase our working capital requirements. If there is a delay or failure to implement new distribution methods or such transitions are not successful, there may be a material adverse effect on our business, financial condition and results of operations.
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
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems, as well as other central information systems and applications, employee workstations and other IT equipment. Our vehicles are also increasingly connected to external cloud-based systems while our industrial facilities have become more computerized. Our systems are susceptible to cybercrime and are regularly the target of threats from third parties, which could result in data theft, loss of control of data processed in an external cloud, compromised IT networks and stoppages in operations. In addition, the majority of our office personnel moved to a “remote work” model in response to the COVID-19 pandemic and full- or part-time remote work is now expected to be a permanent option for this personnel. Remote work relies heavily on the use of remote networking and online conferencing services, which exposes us to additional cybersecurity risks.
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
For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or four percent of annual worldwide revenue. In addition, the California Consumer Privacy Act of 2018 became effective on January 1, 2020 and provides California residents with new data privacy rights. Several other U.S. states, and additional countries where we do business, are considering adopting laws and regulations imposing obligations regarding the handling of personal data. Complying with any new data protection-related regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that has a material adverse effect on our business, financial condition and results of operations.
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
We operate, or expect to expand our presence, in emerging markets, such as China and India, through partnerships and joint ventures. For instance, we operate the GAC FCA joint venture with Guangzhou Automobiles Group Co., Ltd., which locally produces the Jeep Cherokee, Jeep Renegade, Jeep Compass, Jeep Grand Commander and Jeep Commander PHEV (plug-in hybrid electric vehicle) primarily for the Chinese market, expanding the portfolio of Jeep SUVs currently available to Chinese consumers. Similarly, we operate a joint venture in China with Dongfeng Motor Group, namely Dongfeng Peugeot Citroën Automobile (“DPCA”), which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China, and Dongfeng Peugeot Citroën Automobile Sales Co, which markets the vehicles produced by DPCA in China. In India, we have a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions and joint ventures with CK Birla Group for the manufacture of vehicles and powertrains.
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
Substantially all of our revenues are generated in the automotive industry, which is highly competitive and cyclical, encompassing the production and distribution of passenger cars, light commercial vehicles and components and systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America, the Middle East, Africa and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, the introduction of new technologies, response to new regulatory requirements, pricing, fuel economy, reliability, safety, consumer service and financial or software services offered. Some of our competitors are also better capitalized than we are and command larger market shares, which may enable them to compete more effectively in these markets. In addition, we are exposed to the risk of new entrants in the automotive market, which may have technological, marketing and other capabilities, or financial resources, that are superior to ours and of other traditional automobile manufacturers and may disrupt the industry in a way that is detrimental to us. In particular, we are exposed to risks from non-OEM startup technology companies that may enter into alliances with our competitors and enable them to introduce disruptive solutions, as well as risks from startup OEMs that are increasingly able to access public capital markets through initial public offerings or business combinations with special purpose acquisition companies.
If our competitors are able to successfully integrate with one another or enter into significant partnerships with non-OEM technology companies, or if new competitors emerge as a result of the increased flow of capital toward potentially disruptive OEMs, and we are not able to adapt effectively to increased competition, our competitors’ integration or the emergence of new significant competitors could have a material adverse effect on our business, financial condition and results of operations.
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
In certain regions, including Europe and North America, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. If interest rates rise, market rates for new vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease our vehicles. If recent and ongoing increases in inflation in key markets persist, there could be subsequent increases in the cost of borrowing and the availability of affordable credit for vehicle financing. Furthermore, because purchasers of our vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business, including steel, aluminum, lead, polymers, elastomers, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as electricity and natural gas. Also, as we implement various electrified powertrain applications throughout our portfolio, we will also depend on a significant supply of lithium, nickel and cobalt, which are used in lithium-ion batteries.
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
We are also exposed to the risk of price fluctuations and supply disruptions and shortages, including due to supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, trade restrictions, tariffs, natural or man-made disasters, epidemics or pandemics of diseases, or production difficulties. For example, we experienced a significant increase in the cost of raw materials and a shortage of certain key components in 2021. More broadly, recent inflationary pressures in many of the markets in which we operate have resulted in increased wages, fuel, freight and other costs. To the extent we are unable to recoup related cost increases through pricing actions, our profits will decrease. In addition, even if we are able to increase prices, there may be a time lag between our cost increases and price adjustments, which may cause volatility in our earnings and cash flows. To the extent such inflation continues, increases, or both, it may reduce our margins and have a material adverse effect on our financial performance.
It is not possible to guarantee that we will be able to maintain arrangements with suppliers that assure access to these raw materials at reasonable prices in the future. Fluctuations in the price of parts and components can adversely affect our costs and profitability, and any such effect may be material. Further, trade restrictions and tariffs may be imposed, leading to increases in the cost of raw materials and delayed or limited access to purchases of raw materials, each of which could have a material adverse effect on our business, financial condition and results of operations.

Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability and delay commercial launches. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in the supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations. This risk can increase during periods of economic uncertainty such as the crisis resulting from the outbreak of COVID-19, or as a result of regional economic disruptions such as that experienced in South America due to the deterioration in Argentina’s economic condition in recent years. With respect to the potential impact of the outbreak of COVID-19 on our supply chain, see “—The coronavirus (COVID-19) pandemic could continue to disrupt the manufacture and sale of our products and the provision of our services and adversely impact our business.”
We are subject to risks related to natural and industrial disasters, terrorist attacks and climatic or other catastrophic events.
Our production facilities and storage facilities for finished vehicles, as well as the production and storage facilities of our key suppliers, are subject to risks related to natural disasters, such as earthquakes, fires, floods, hurricanes, other climatic phenomena, environmental disasters and other events beyond our control, such as power loss and uncertainties arising out of armed conflicts or terrorist attacks.
Any catastrophic loss or significant damage to any of our facilities would likely disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue. For example, in 2011, the earthquake off the coast of Fukushima in Japan disrupted part of PSA’s diesel engine production due to a supply shortage at one of its Japanese suppliers.
In the last decade, seismic events affecting industrialized countries have demonstrated the risk of potential property damage and business interruption that we are exposed to as a result of our global manufacturing footprint. We are also exposed to industrial flood risk, with a number of our production sites identified by our industrial flood risk assessment as potentially exposed to flood risk. The occurrence of a major incident at a single manufacturing site could compromise the production and sale of several hundred thousand vehicles. In addition, any such catastrophic loss or significant damage could result in significant expense to repair or replace the facility and could significantly curtail our research and development efforts in the affected area, which could have a material adverse consequence on our business, financial condition and results of operations. Our key suppliers are similarly exposed to a potential catastrophic loss or significant damage to their facilities, and any such loss or significant damage to a key supplier’s manufacturing facilities could disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue.
Measures taken to protect against climate change, and limit the impact of catastrophic climate events, such as implementing an energy management plan, which sets out steps to reuse lost heat from industrial processes, making plants more compact and reducing logistics-related CO2 emissions, as well as using renewable energy, may also lead to increased capital expenditures.
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
Our financial services activities are also subject to the risk of insolvency of dealers and retail consumers and this risk is expected to increase with the establishment of our U.S. captive financial service company. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail consumers, we may not be able to successfully mitigate such risks.
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
As we seek to comply with government regulations, particularly those related to fuel efficiency, vehicle safety and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. For example, we intend to make significant investments, including through joint ventures, to secure the supply of batteries that are a critical requirement to support our electrification strategy and fuel efficiency and greenhouse gas compliance plans.
In addition, government regulations are not harmonized across jurisdictions and the regulations and their interpretations are subject to change on short notice. Greenhouse gas emissions standards also apply to our production facilities in several jurisdictions in which we operate, which may require investments to upgrade facilities and increase operating costs. In addition, a failure to decrease the energy consumption of plants may lead to penalties, each of which may adversely affect our profitability. In addition, the European Union’s Green Deal could result in changes to laws and regulations, including requiring, or incentivizing, financial institutions to reduce lending to industries responsible for significant greenhouse gas emissions, which could result in an increase in the cost of our European financings.
Our production facilities are also subject to a broad range of additional requirements governing environmental, health and safety matters, including those relating to registration, use, storage and disposal of hazardous materials and discharges to water and air (including emissions of sulphur oxide, nitrogen oxide, volatile organic compounds and other pollutants). A failure to comply with such requirements, or additional requirements imposed in the future, may result in substantial penalties, claims and liabilities which could have a material adverse effect on our business, financial condition and results of operations. We may also incur substantial cleanup costs and third-party claims as a result of environmental impacts that may be associated with our current or former properties or operations.
Regulatory requirements in relation to CO2 emissions from vehicles, such as the Corporate Average Fuel Efficiency (CAFE) standards in the U.S., are increasingly stringent. In August 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. In January 2021, NHTSA published an interim final rule with immediate effect, the result of which would be to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. In August 2021, NHTSA published a supplemental notice of proposed rulemaking, announcing that it was considering withdrawing its January 2021 interim final rule. If NHTSA withdraws the rule, the CAFE penalty base rate would increase from $5.50 to $14.00 beginning in the 2019 Model Year.

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
The number and scope of regulatory requirements, along with the costs associated with compliance, are expected to increase significantly in the future, particularly with respect to vehicle emissions. These costs could be difficult to pass through to consumers, particularly if consumers are not prepared to pay more for lower-emission vehicles. For a further discussion of the regulations applicable to us, see the section “Stellantis Overview—Environmental and Other Regulatory Matters” in this report. For example, EU regulations governing passenger car and LCV fleet average CO2 emissions have recently become significantly more stringent, imposing material penalties if targets are exceeded. The increased cost of producing lower-emitting vehicles may lead to lower margins and/or lower volumes of vehicles sold. Given the significant portion of our sales in Europe, our vehicles will be particularly exposed to such regulatory changes, as well as other European regulatory developments (including surcharges), which may have a serious impact on the number of cars we sell in this region and therefore on our profitability.
In 2019 the EPA withdrew the Clean Air Act waiver that allowed California to enforce its own GHG standards for cars and light-duty trucks and its zero emission vehicle ("ZEV") standards. The EPA announced in April 2021 that it is reconsidering its withdrawal of the waiver and in early to mid-2022 the EPA is expected to issue a decision to reinstate California’s legal right to have and enforce its GHG and ZEV programs. In addition, NHTSA is undertaking a review of national fuel economy standards. Uncertainty regarding these regulations, and the outcome of these proceedings, may increase our costs of compliance. Furthermore, some of our competitors may be capable of responding more swiftly to increased regulatory requirements, or may bear lower compliance costs, thereby strengthening their competitive position compared to ours. See “The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors”.
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
On January 10, 2019, FCA US announced it had reached final settlements on civil, environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of December 31, 2021, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.

In the U.S., we remain subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. We have continued discussions with the DoJ, Criminal Division to determine whether we can reach an appropriate resolution of their investigation as it relates to FCA US. Resolution of the investigation may involve the payment of penalties and other non-financial sanctions. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we have increased our accrual for this matter to approximately €266 million, which reflects our best estimate at this time. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have continued to work with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several diesel models.
We also responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for FCA diesel vehicles, and discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. On December 2, 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules.
In December 2019, the MIT notified FCA of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending.
In addition, as part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. FCA Italy was also designated as a material witness in connection with allegations of obstruction of the actions of an economy ministry antifraud inspector in 2016 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in the aggregate, material to the Company.

In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We have also responded to limited inquiries from the Public Prosecutor of Frankfurt relating to PSA vehicles and a PSA engine. We continue to cooperate with these investigations.
Several former FCA companies and our Dutch dealers have also been served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We are aware of similar claims in Portugal and the Netherlands regarding PSA vehicles, and the UK regarding vehicles of our brands (both FCA and PSA). We have also received notice of a purported securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. We are defending approximately 6,000 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany. We are also defending a small number of similar claims in Austria.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company. Our appeal of the MOE’s decision was rejected and we are now pursuing jurisdictional appeals. In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,400 other FCA vehicles. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters and is appealing a decision of the Korean Fair Trade Commission imposing an administrative fine for a purported breach of the Act on Fair Labeling and Advertisement in connection with the vehicles imported into Korea between 2015 and 2017.
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

For example, in November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V.. For more information regarding the GM litigation, refer to Note 26, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report.
In addition, we and other Brazilian taxpayers have had significant disputes with the Brazilian tax authorities regarding the application of Brazilian tax law. We believe that it is more likely than not that there will be no significant impact from these disputes. However, given the current economic conditions and uncertainty in Brazil, new tax laws or more significant changes such as tax reform may be introduced and enacted. Changes to the application of existing tax laws may also occur or the realization of accumulated tax benefits may be limited, delayed or denied. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
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
The automotive industry in general has experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. For example, in 2021, we voluntarily recalled more than 246,000 Ram Heavy Duty and Chassis Cab pickup trucks to replace fuel pumps because of wear that can lead the vehicle to stall or prevent it from stalling. Our costs related to vehicle recalls could increase in the future.
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
We are subject to laws and regulations relating to corruption and bribery, including those of the U.S., the United Kingdom and France, which have an international reach and which cover the entirety of our value chain in all countries in which we operate. We also have significant interactions with governments and governmental agencies in the areas of sales, licensing, permits, regulatory, compliance, environmental matters and fleet sales among others. A failure to comply with laws and regulations relating to corruption and bribery may lead to significant penalties and enforcement actions and could also have a long-term impact on our presence in one, or more, of the markets in which such compliance failures have occurred.
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
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights will be sufficient to provide us with a competitive advantage against others who offer products similar to our products. For example, another OEM has produced a vehicle closely resembling one of our Jeep models for sale in the U.S. We have brought proceedings to stop these practices, and rulings have been in our favor enjoining import and sale of the vehicle in the U.S. In response, the OEM has created a redesigned model, and has received rulings that the redesign does not infringe the Jeep model trade dress. We believe legal error was made in these rulings and are seeking to enjoin this practice as well through the appeal process, but cannot be certain of the final outcome. More generally, despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.
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
Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the value of our common shares.
Effective internal controls, enable us to provide reliable and accurate financial statements and to effectively prevent fraud. While we have devoted, and will need to continue to devote, significant management attention and resources to complying with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002 as amended (the "Sarbanes-Oxley Act"), there is no assurance that material weaknesses or significant deficiencies will not occur or that we will be successful in adequately remediating any such material weaknesses and significant deficiencies. Furthermore, as we transform our business, our internal controls may become more complex, and we may require significantly more resources to ensure internal controls remain effective.
Prior to the closing of the merger, PSA was not subject to the Sarbanes-Oxley Act’s requirements to design and maintain and to report on its internal control over financial reporting. As a result, we are redesigning and integrating the internal control over the financial reporting framework for PSA operations. If we are unable to establish and implement effective internal controls over these operations in accordance with the Sarbanes-Oxley Act or if we otherwise fail to maintain an effective system of disclosure controls or internal control over financial reporting, this could have an adverse effect on our business and reputation, and we may be subject to investigation by regulatory authorities. This could also result in a loss of investor confidence in the accuracy and completeness of our financial reports, which may in turn have an adverse effect on the value of our common shares.
Given the size, complexity and magnitude of the merger, management concluded there was insufficient time to complete its assessment of the internal control over financial reporting related to PSA, and, therefore, PSA internal control over financial reporting was excluded from our report on internal control over financial reporting. Focusing on those controls that relate exclusively to ongoing FCA operations, the evaluation undertaken by management and our independent registered public accountants pursuant to Section 404 concluded our internal control over financial reporting was effective as of December 31, 2021.

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
The COVID-19 pandemic put significant pressure on FCA’s and PSA’s liquidity, leading to an increase in our overall level of indebtedness, which could increase the aforementioned risks. In addition, while our credit ratings are investment grade, any deterioration of our credit ratings may significantly affect our funding and prospects.
We could, therefore, find ourselves in the position of having to seek additional financing or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. In addition, should a general increase in market borrowing rates arise because of current inflationary pressures, the cost of our future debt may increase. Any limitations on our liquidity, due to a further decrease in vehicle shipments, the amount of, or restrictions in, our existing indebtedness, conditions in the credit markets, our perceived creditworthiness, general economic conditions or otherwise, may adversely impact our ability to execute our business strategies and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to shortfalls in our pension plans which may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations.
Certain of our defined benefit pension plans are currently underfunded. For example, as of December 31, 2021, our defined benefit pension plans were underfunded by approximately €4.2 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
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
Our common shares are currently traded on the NYSE, Euronext Milan and Euronext Paris. The tripartite listing of our common shares may adversely affect the liquidity of the shares in one or several markets. In addition, the tripartite listing of our common shares may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the trading currencies, among other factors, may result in different trading prices for our common shares on the three exchanges.
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
Several reference shareholders of Stellantis are subject to restrictions on share sales for a three-year period following the merger, but will be free to sell once those restrictions expire. Furthermore, Dongfeng, which owned 3.17 percent of our issued common shares as of February 22, 2022, is not subject to any resale restrictions on its Stellantis common shares. All other shareholders, which own the majority of our common shares, are not subject to any resale restrictions. The resale of such shares in the public market from time to time, particularly on the part of Dongfeng, or on the part of any reference shareholder following expiration of the lock-up, or the perception that such resales may occur could have the effect of depressing the market value for Stellantis common shares.

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
In particular, the French tax authorities have confirmed that the merger will fulfill the conditions to benefit from the favorable corporate income tax regime set forth in Article 210 A of the French Tax Code (which mainly provides for a deferral of taxation of the capital gains realized by PSA as a result of the transfer of all its assets and liabilities pursuant to the merger).
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
In addition, as required by law, a tax ruling request has also been filed with the French tax authorities in order to allow for the transfer of a large majority of the French tax losses carried forward of the former PSA French tax consolidated group to our French permanent establishment and for the carry-forward of French tax losses transferred to our French permanent establishment against future profits of our French permanent establishment and certain companies of the former PSA French tax consolidated group pursuant to Articles 223 I-6 and 1649 nonies of the French Tax Code. As of the date of this report, this ruling has not yet been granted by the French tax authorities but, subject to the approval of the French tax authorities, a large portion of PSA’s French tax losses are expected to be preserved.
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
Since we are incorporated under Dutch law, we are considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes. In addition, with effect from January 17, 2021 and taking into account the sanitary restrictions and limitations applicable under the current COVID-19 crisis, we have operated so as to maintain our management and organizational structure in such a manner that we (i) should be regarded to have our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in the Netherlands, (ii) should not be regarded as a tax resident of any other jurisdiction (and in particular of France or Italy) either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with the Netherlands) and (iii) should be deemed resident only in the Netherlands, including for the purposes of the France-Netherlands and Italy-Netherlands tax treaties. We also hold permanent establishments in France and Italy.
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
A failure to achieve or maintain exclusive tax residency in the Netherlands could result in significant adverse tax consequences to us, our subsidiaries and our shareholders and could result in tax consequences for our shareholders that differ from those described in the section entitled “Taxation”. The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of shareholders and holders of special voting shares, on the specific situation of each shareholder or each holder of special voting shares.
We may not qualify for benefits under the tax treaties entered into between the Netherlands and other countries.
With effect from January 17, 2021, and taking into account the sanitary restrictions and limitations applicable under the current COVID-19 crisis, we operate in a manner such that we should be eligible for benefits under the tax treaties entered into between the Netherlands and other countries, notably France, Italy and the U.S. However, our ability to qualify for such benefits depends upon (i) being treated as a Dutch tax resident for purposes of the relevant tax treaty, (ii) the fulfillment of the requirements contained in each applicable treaty as modified by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (including, but not limited to, any principal purpose test clause) and applicable domestic laws, (iii) the facts and circumstances surrounding our operations and management and (iv) the interpretation of the relevant tax authorities and courts.
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
No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for French, Italian, UK, or U.S. tax purposes, and as a result, the tax consequences in those jurisdictions are uncertain.
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
Section 7874 of the Code provides that, under certain circumstances, a non-U.S. corporation will be treated as a U.S. “domestic” corporation for U.S. federal income tax purposes. In particular, certain mergers of foreign corporations with U.S. subsidiaries can, in certain circumstances, implicate these rules.We do not believe we should be treated as a U.S. “domestic” corporation for U.S. federal income tax purposes. However, the relevant law is not entirely clear, is subject to detailed but relatively new regulations (the application of which is uncertain in various respects, and whose interaction with general principles of U.S. tax law remains untested) and is subject to various other uncertainties. Therefore, the IRS could assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Code Section 7874. In addition, changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, could affect our status as a foreign corporation. Such changes could potentially have retroactive effect.
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
If we fail to maintain a permanent establishment in France, we could experience adverse tax consequences..
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

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Introduction
Stellantis N.V. is a public company with limited liability, incorporated and organized under the laws of the Netherlands. Following the cross-border legal merger of Peugeot S.A. with and into Fiat Chrysler Automobiles N.V. (the “merger”), the Company was renamed Stellantis N.V. The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE, on the regulated market of Euronext in Paris (“Euronext Paris”) and on the regulated market of Euronext in Milan (“Euronext Milan”).
In accordance with the NYSE listing rules, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the revised Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2017 (the “Dutch Corporate Governance Code”). The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and its relationship with the general meeting of shareholders.
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
The business address of the Board of Directors and the senior managers is Taurusavenue 1, 2132LS Hoofddorp, the Netherlands.
The Company is registered at the Dutch trade register under number 60372958.
The Netherlands is Stellantis’ home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).
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
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of Stellantis. The business address of each person listed below is c/o Taurusavenue 1, 2132LS Hoofddorp, the Netherlands. The term of office of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman will expire immediately after the close of the annual general meeting of shareholders that will be held in 2026. The term of office of the other Directors will expire immediately after the close of the annual general meeting of shareholders that will be held in 2025.

Name		Year of Birth	Position	Nationality	Term(1)	Independent
John Elkann	M	1976	Chairman and Executive Director	Italian	5 years	No
Carlos Tavares	M	1958	Chief Executive Officer and Executive Director	Portuguese	5 years	No
Robert Peugeot	M	1950	Vice Chairman and Non-Executive Director	French	5 years	No
Henri de Castries	M	1954	Senior Independent Director and Non-Executive Director	French	5 years	Yes
Andrea Agnelli	M	1975	Non-Executive Director	Italian	4 years	No
Fiona Clare Cicconi	F	1966	Non-Executive Director	British – Italian	4 years	Yes
Jacques de Saint-Exupéry	M	1957	Non-Executive Director	French	4 years	No
Nicolas Dufourcq	M	1963	Non-Executive Director	French	4 years	Yes
Ann Frances Godbehere	F	1955	Non-Executive Director	Canadian – British	4 years	Yes
Wan Ling Martello	F	1958	Non-Executive Director	U.S.	4 years	Yes
Kevin Scott	M	1972	Non-Executive Director	U.S.	4 years	Yes
_________________________________________________________________________________________________
(1) Since the Governance Effective Time.
In accordance with the combination agreement, Kevin Scott and Wan Ling Martello were nominated by FCA; Henri de Castries and Ann Godbehere by PSA; John Elkann and Andrea Agnelli by Exor; Nicolas Dufourcq by BPI; Robert Peugeot by EPF/Peugeot Invest; and Fiona Clare Cicconi and Jacques de Saint-Exupéry in representation of FCA and PSA employees, respectively. See “—Articles of Association and Information on Stellantis Shares —Nomination Rights” below for a description of certain binding nomination arrangements set forth in the Articles of Association, which will apply to future terms of office.

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
During 2021, there were six meetings of the Board of Directors. The average attendance at those meetings was 100 percent.
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
Born in New York in 1976, John Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the FCA Group in the United Kingdom and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the United States and Europe. John Elkann is Chairman of Ferrari N.V. and Ferrari S.p.A. and Chairman of GEDI Gruppo Editoriale S.p.A. He also was a board member of The Economist Group from 2009 to 2020 and a board member of PartnerRe Ltd from 2016 to 2021. John Elkann is a member of the Board of Trustees and of the Nominating Committee of the Museum of Modern Art (MoMA). He also serves as Chairman of the Giovanni Agnelli Foundation.
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
He held various positions within the Renault Group between 1981 and 2004, before joining the Nissan Group. Carlos Tavares was appointed Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America in 2009, before being appointed as Chief Operating Officer of Renault, a position he held until 2013. Carlos Tavares also serves as a director of Airbus S.E. (a position he announced to step down from in 2022), and is a member of the board of directors of the European Automobile Manufacturers’ Association (ACEA).
Robert Peugeot (non-executive Director) – Robert Peugeot, chairman of Peugeot Invest’s board, is Vice Chairman and non-executive Director of Stellantis. Robert Peugeot joined the PSA Supervisory Board as permanent representative of FFP (now known as Peugeot Invest) on April 25, 2014 and became Vice Chairman and non-executive Director of Stellantis on the Governance Effective Time. Born in France in 1950, Robert Peugeot is a graduate of École Centrale de Paris and Institut Européen d’Administration des Affaires (INSEAD).

Robert Peugeot has held various executive positions within PSA. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA’s Executive Committee. In addition, Robert Peugeot serves as chairman of the board of Peugeot Invest S.A.; director of Établissements Peugeot Frères S.A.; permanent representative of Peugeot Invest as Chairman of the board of Peugeot 1810 S.A.S.; permanent representative of Peugeot 1810 on the board of Faurecia S.E.; director of Peugeot Invest UK Ltd.; chairman of F&P S.A.S.; managing director of SC Rodom; permanent representative of F&P S.A.S. on the board of directors of Safran S.A.; member of the supervisory board of Signa Prime; member of the supervisory board of Signa Development; director of Sofina S.A.; member of the supervisory board of Soparexo S.C.A.; director of Tikehau Capital Advisors S.A.S; and permanent representative of Maillot II S.A.S, on the board of directors of Sicav Armene 2; director of Asia Emergency Assistance Holdings Pte Ltd; and director of Financière Guiraud S.A.S.

He is a Knight of the French National Order of Merit and a Knight of the French Legion of Honour.
Henri de Castries (non- executive Director) – Henri de Castries is Senior Independent Director and non-executive Director of Stellantis. Born in France in 1954, he is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d’Administration (ENA).
Henri de Castries was the chairman of the management board of AXA S.A. from 2000 and chairman and chief executive officer from April 2010 until September 2016. He previously worked for the French Finance Ministry Inspection Office and the French Treasury Department. In addition, Henri de Castries currently serves as chairman of Europe Senior advisor of General Atlantic; chairman of the board of directors of AXA Assurances IARD Mutuelle; chairman of the board of directors of AXA Assurances Vie Mutuelle; director of HSBC Holdings plc.; and vice-chairman of the board of directors of Nestlé S.A. Henri de Castries became Senior Independent Director and non-executive Director of Stellantis on the Governance Effective Time.

Andrea Agnelli (non-executive Director) – Andrea Agnelli is a non-executive Director of Stellantis. Andrea Agnelli is Chairman of Lamse (since 2007), a financial holding company, Chairman of Juventus Football Club S.p.A. (since 2010) and Chairman of “Fondazione del Piemonte per l’Oncologia” (since 2017).
Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). Andrea Agnelli began his professional career in 1999 at Ferrari Idea in Lugano before moving to Lausanne to join Philip Morris International, from 2001 to 2004. In 2005, he returned to Turin to work in strategic development for IFIL Investments S.p.A. (now EXOR N.V.).
Andrea Agnelli is also a board member of Giovanni Agnelli B.V., board member of Exor N.V. and a member of the Advisory Board of BlueGem Capital Partners LLP. Previously he served as board member of Lega Serie A and as board member of the “Fondazione per la mutualità generale negli sport professionistici”. From 2012 to 2021, he was a member of the Executive Board of the European Club Association (ECA), where he served as Chairman from September 2017. From 2015 to 2021, he held the position of ECA representative on the UEFA Executive Committee. Andrea Agnelli was appointed to the board of directors of Fiat S.p.A. on May 30, 2004, became a member of the board of directors of FCA on October 12, 2014 and became a member of the Board of Directors of Stellantis on the Governance Effective Time.
Fiona Clare Cicconi (non-executive Director) – Fiona Clare Cicconi is an employee representative on the Stellantis Board of Directors. Born in London in 1966, Fiona Clare Cicconi became Chief People Officer for Google in January 2021. Prior to that she was Executive Vice President and Chief Human Resources Officer at AstraZeneca PLC from 2014 to 2020. Fiona Clare Cicconi started her career at General Electric, where she held various human resources roles within the oil and gas business. Subsequently, she spent a number of years at Cisco, overseeing human resources in Southern Europe and then industrial and employee relations in EMEA, before joining F. Hoffmann La Roche in 2006. There, she was most recently responsible for global human resources for Global Technical Operations. Fiona Clare Cicconi became an employee representative on the Board of Directors of Stellantis on the Governance Effective Time.

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

Nicolas Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the French Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20bn in 2000. Between 1998 and 2003, he was CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Nicolas Dufourcq joined Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Nicolas Dufourcq has been the chief executive officer of Bpifrance SA. In addition, Nicolas Dufourcq serves as chief executive officer of Bpifrance Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance Participations S.A.; vice-chairman of the supervisory board of STMicroelectronics N.V.; and member of the supervisory committee of Doctolib S.A.S. Nicolas Dufourcq became a non-executive Director of Stellantis on the Governance Effective Time. He served as permanent representative of Bpifrance Participations S.A. on the board of directors of Orange from January 2017 to January 2021.

Ann Frances Godbehere (non–executive Director) – Ann Frances Godbehere is a non-executive Director of Stellantis. Ann Frances Godbehere was born in Canada in 1955.
Ann Frances Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in 1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of Northern Rock bank in the initial period following its nationalization. Ann Frances Godbehere has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Most recently, and until May 2019, Ann Frances Godbehere served as a non-executive director of Rio Tinto plc and Rio Tinto Limited. She was also senior independent director of Rio Tinto plc. In addition, Ann Frances Godbehere serves as non-executive director of Shell plc. She is also a fellow of the Institute of Chartered Professional Accountants and a fellow of the Certified General Accountants Association of Canada. Ann Frances Godbehere became a non-executive Director of Stellantis on the Governance Effective Time.

Wan Ling Martello (non-executive Director) – Wan Ling Martello is a non-executive Director of Stellantis. Born in Manila, the Philippines, in 1958, Wan Ling Martello currently serves as a Founding Partner at BayPine, a private equity firm, a role she has held since 2020. From 2015 to 2018, Wan Ling Martello served as executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa regions at Nestlé.

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
Kevin Scott is the founder of the non-profit organization Behind the Tech and a director of The Scott Foundation.

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
Directors' Share Ownership
The table below shows the number of Stellantis common shares owned by members of the Board of Directors as at February 22, 2022:

Directors Owning Stellantis Common Shares	Shares	Percent of Class
John Elkann	544,720	—%
Carlos Tavares	801,808	—%
Robert Peugeot	10,094	—%
Henri de Castries	13,500	—%
Andrea Agnelli	36,102	—%
Fiona Clare Cicconi	—	—%
Jacques de Saint-Exupéry	348	—%
Nicolas Dufourcq	—	—%
Ann Frances Godbehere	9,650	—%
Wan Ling Martello	—	—%
Kevin Scott	—	—%
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
Committees
On January 17, 2021, the Board of Directors appointed the following internal committees: (i) an Audit Committee; (ii) a Governance and Sustainability Committee, currently called ESG Committee; and (iii) a Remuneration Committee, with such appointments becoming effective as of the Governance Effective Time.
The Audit Committee
On August 2, 2021, the Board of Directors adopted the current charter of the Audit Committee. The Audit Committee is responsible for assisting and advising the Board of Directors with respect to, inter alia: (i) the integrity of the Company’s financial statements, including any published interim reports, related press releases and other related corporate communications; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the Company’s policy on tax planning; (iv) the Company’s financing; (v) the Company’s applications of information and communication technology, including risks relating to cybersecurity; (vi) the systems of internal controls that management and the Board of Directors have established; (vii) the Company’s compliance with legal and regulatory requirements; (viii) the Company’s compliance with recommendations and observations of internal and independent auditors; (ix) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board of Directors, the independent auditors, the Company’s management and internal audit department (x) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xi) the qualifications, independence, oversight and remuneration of the Company’s independent auditors and any non-audit services provided to the Company by the independent auditors; (xii) the selection of the independent auditor by recommending an independent auditor for nomination, appointment or dismissal by the Company’s general meeting of shareholders; (xiii) the performance of the Company’s internal auditors and independent auditors; (xiv) risk management and risk assessment guidelines and policies, including major financial risk exposure, and the steps taken to monitor and control such risks; and (xv) the implementation and effectiveness of the Company’s ethics and compliance program.

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
During 2021, seven meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 100 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, 2021 and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting and reporting matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. The Committee received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit and Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
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
The Remuneration Committee currently consists of Wan Ling Martello (Chairperson), Andrea Agnelli, Henri de Castries, Fiona Clare Cicconi and Robert Peugeot. The Remuneration Committee is elected by the Board of Directors, which shall appoint one of its members as Chairperson of the Remuneration Committee, and is comprised of at least three non-executive Directors, more than half of whom shall be independent under Dutch Corporate Governance Code. Unless decided otherwise by the Remuneration Committee, the Head of HR and Transformation of the Company attends its meetings. For a period of four years from January 17, 2021, the Chairperson shall be selected from among the independent directors nominated by FCA (or his or her replacement), and shall meet the requirements set forth in Section 5.1.4 of the Dutch Corporate Governance Code as Chairperson of the Remuneration Committee.
During 2021, five meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings. The Remuneration Committee reviewed the Remuneration Report and recommended the Amendment of the Remuneration Policy of the Board of Directors: also in view of the size of the Company following the merger. Furthermore, the Remuneration Committee recommended the review and approval of the Long Term Incentive Plan (“LTIP”) and one-time award for the CEO. Further details of the activities of the Remuneration Committee are included in the REMUNERATION REPORT section included elsewhere in this report.

The ESG Committee
On October 6, 2021, the Board of Directors adopted the current charter of the ESG Committee, which amended the former charter of the Governance and Sustainability Committee, by focusing on the ESG matters in addition to the tasks previously included. The ESG Committee is responsible for, inter alia, assisting and advising the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual Directors and reporting on this to the Board of Directors; (iv) proposals for nomination and re-nomination of executive and non-executive Directors; (v) supervision of the policy on the selection and appointment criteria for senior management; (vi) proposing and supervising the policy regarding succession planning for the Board of Directors and senior management; (vii) monitoring and evaluating reports on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries; and (viii) reviewing, assessing and making recommendations regarding significant emerging and current trends and stakeholders’ views regarding ESG matters in addition to the review of the Company’s annual Sustainability Report.
The ESG Committee currently consists of Henri de Castries (Chairperson), Andrea Agnelli, Fiona Clare Cicconi, Nicolas Dufourcq and Kevin Scott. The ESG Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors according to its charter. More than half of its members shall be independent under the Dutch Corporate Governance Code. For a period of four years from January 17, 2021, the Chairperson shall be selected among the independent directors nominated by PSA (or his or her replacement).
During 2021, the Stellantis ESG Committee (the previous Governance and Sustainability Committee) met twice with 100 percent attendance of its members at those meetings. The Committee reviewed the Board of Director’s and Committee’s assessments, the sustainability achievements and objectives.
Indemnification of Directors
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

At least annually, each non-executive Director shall assess in good faith whether he or she is independent under best practice provision 2.1.8 of the Dutch Corporate Governance Code and each Director shall assess in good faith whether he or she is independent under (a) the requirements of Rule 10A-3 under the Exchange Act, and (b) Section 303A of the NYSE Listed Company Manual.
The Directors shall inform the Board of Directors through the Senior Independent Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent” or impact the assessment of their interests, including by responding promptly to the annual questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding such Director's business and other relationships relevant to the determination of independence.
Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors that necessitates a change in such determination.
Senior Management
The Company’s management is led by Stellantis’ Chief Executive Officer who is supported by a team of senior managers. From an operational perspective, each of our regions are led by Chief Operating Officers. These are supported centrally by corporate functions, including a Chief Human Resources & Transformation Officer, Chief Planning Officer, Chief Financial Officer and General Counsel.

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
•Xavier Chéreau as Chief Human Resources & Transformation Officer;
•
•Olivier Bourges as Chief Planning Officer;
•Richard K. Palmer as Chief Financial Officer; and
•Giorgio Fossati as General Counsel.
Summary biographies for these individuals are included below. For the biography of Carlos Tavares, see above.
Maxime Picat – Maxime Picat is currently Chief Operating Officer Enlarged Europe. He joined Groupe PSA in 1998 and has a broad industrial experience; after various jobs in manufacturing in Mulhouse, he became manufacturing manager at the Group’s Sochaux plant before being appointed as managing Director for the manufacturing facility of Wuhan, China, in 2007. In 2011, he was appointed Managing Director of DongFeng Peugeot Citroën Automobiles (DPCA) in China, having previously held the role of Deputy Managing Director between 2008 and January 2011. In 2012, he was appointed Chief Executive Officer for the Peugeot Brand. From 2016 to January 2021, he has been Executive Vice President for Europe and Member of the Managing Board.

Mr. Picat was born in Schiltigheim, France in 1974. He is a civil engineering graduate from the Ecole des Mines Paris.
Mark Stewart - Mark Stewart is currently Chief Operating Officer North America. He was appointed FCA’s Chief Operating Officer for the North America region and named a member of the Group Executive Council (GEC) on December 6, 2018. Previously, Mr. Stewart was Vice President of Operations for Amazon since 2017. He was the lead executive for customer fulfillment across 200 operations facilities in North America. In this position, he was also responsible for overseeing operations, procurement, construction, and engineering with teams dedicated to pursuing automation, artificial intelligence and advanced robotics and conveyance. Prior to that, Mr. Stewart was Executive Vice President and Chief Operating Officer for ZF TRW Automotive from 2015. He also held a number of positions with increasing responsibility at TRW Automotive, Inc., from 2006. He spent the first years of his career in manufacturing with TRW Inc., and later Tower Automotive, Inc. where he served as Director of Operations and Executive Vice President. Mr. Stewart has been based in the U.S., Belgium, Germany, and China with a variety of experiences in production, quality, and engineering.
He holds a Bachelor of Engineering from Vanderbilt University and a Master of Business Administration from the University of Tennessee. Mr. Stewart was born in Madison (Alabama, USA), in 1967.
Antonio Filosa - Antonio Filosa is currently Chief Operating Officer Latin America. He was named FCA’s Chief Operating Officer of the LATAM region and a member of the GEC in March 2018. Previously, Mr. Filosa served as the Head of Argentina as well as the Head of Alfa Romeo and Maserati brands for the Latin America region, positions he held since 2016 and 2018, respectively.
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
Samir Cherfan – Samir Cherfan is currently Chief Operating Officer Middle East & Africa. He has a broad experience across the automotive value chain including R&D, manufacturing, product & program management, and sales and marketing for various automotive groups. He started his career with Renault Group in 1992. During the first 11 years, he held various management positions in research, engineering and modules development and production. He then joined the program management department for 7 years and became program director of mid-range models designed for international markets. In 2010, he moved to the front line as Managing Director of Eastern Paris retail network at Renault Retail Group. In 2012, he joined Nissan Group in the Middle East, as Sales and Marketing Director before being appointed Managing Director one year later. He joined Groupe PSA in 2017 as Sales and Marketing Senior Vice President for Middle East & Africa region (MEA). In 2019, he was nominated Director of MEA Region and Executive Vice President. Mr. Cherfan is also head of the industrial and commercial diversity reduction cross functional team.
Mr. Cherfan is currently director of Société Tunisienne Automobile Financière Immobilière et Maritime – STAFIM and director of Société de Promotion Industrielle et Automobile au Maroc - SOPRIAM.
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
Xavier Chéreau – Xavier Chéreau was appointed Chief Human Resources & Transformation Officer and a member of Stellantis’ Top Executive Team in January 2021. He has built his entire career path within the field of HR and has alternated between the Head office and operations activities within different sites and divisions. These have included R&D, manufacturing and support functions. He joined Groupe PSA in 1994 and subsequently held the position of Employment & Mobility Manager for Europe. He went on to become Social Relations Manager at the Poissy plant in France and then Head of Social Innovation and Management institute within the Group. Mr. Chéreau was born in Paris, France in 1968.

Olivier Bourges – Olivier Bourges is currently Chief Planning Officer. He joined Groupe PSA in 2014 to become General Secretary of the Company. He moved on to become Planning Executive Vice President in 2018, in charge of Corporate Planning (company strategic planning and Business Development), Global Product Planning, Vehicle Programs management and Corporate CO2 management. He was also responsible within the Global Executive Committee for the sales finance activities. Prior to joining PSA, he held several positions in Renault, mainly as Investor Relations Officer or Vehicles Program Controller and later on as Corporate Controller, and in Nissan, responsible for Corporate Planning and Vehicle Program Management in North America. He started his career at the French Treasury where he held several positions in the banking supervisory activities and in the state owned companies supervisory activities. He also worked for the World Bank in Washington D.C.
Mr. Bourges was born in Auxerre, France in 1966. He is a graduate of Sciences Po Paris and the Ecole Nationale d’Administration.
Richard K. Palmer - Richard K. Palmer is currently Chief Financial Officer. He was appointed FCA’s Chief Financial Officer and a member of its GEC in September 2011. In that role, he was responsible for all financial activities of the Group including control, treasury and tax. He was also named Head of Business Development in July 2018. On April 12, 2019 he was appointed to the Board of Directors of FCA as an executive member. Previously he also served as Chief Operating Officer Systems and Castings. Mr. Palmer was Chief Financial Officer of FCA US from June 2009 until 2017. Mr. Palmer joined FCA US from the former Fiat Group Automobiles, where he held the position of Chief Financial Officer beginning in December 2006. In 2003, he joined the Fiat Group as Chief Financial Officer of Comau, and in 2005, moved to Iveco in the same role.
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
Senior Management
The aggregate compensation expense for senior management was €44 million for the year ended December 31, 2021, which included €19 million for share-based compensation expense, €12 million for short-term employee benefits and €4 million for pension and similar benefits.
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
Share Capital
As at December 31, 2020, prior to the closing of the merger, the authorized share capital of FCA was €40,000,000, divided into 2,000,000,000 FCA common shares with a nominal value of €0.01 each and 2,000,000,000 special voting shares with a nominal value of €0.01 each. At the Effective Time, (i) by way of a deed of amendment to the Articles of Association, FCA’s authorized share capital was increased to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each and 4,500,000,000 special voting shares with a nominal value of €0.01 each; (ii) FCA issued 1,545,220,196 new common shares to PSA shareholders, corresponding to an exchange ratio of 1.742 FCA common shares for each outstanding PSA ordinary share. As of the Governance Effective Time, by way of a deed of amendment to the Articles of Association, (i) FCA’s name was changed into Stellantis; (ii) the authorized share capital of Stellantis was divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,050,000,000 class A special voting shares with a nominal value of €0.01 each and 450,000,000 class B special voting shares with a nominal value of €0.01 each; (iii) the special voting shares of FCA were converted into class B special voting shares at the Governance Effective Time. The special voting shares held by Exor prior to the closing of the merger were repurchased by FCA at the Effective Time for no consideration. The Articles of Association provide that, following the deposit by the Board of Directors of a declaration at the Dutch Trade Register that the class B special voting shares held by Stellantis on the Effective Date were canceled, the authorized share capital of Stellantis shall amount to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,499,750,000 class A special voting shares and 250,000 class B special voting shares. As of March 3, 2021 there were 208,622 class B special voting shares and no class A special voting shares outstanding, and the above mentioned declaration has not been filed with the Dutch Trade Register. As of the same date, the Company held 449,410,092 class B special voting shares in treasury. At the extraordinary general meeting of the shareholders held on January 4, 2021, the shareholders approved inter alia the proposal to increase and, subsequently, decrease the Stellantis issued share capital in connection with the Faurecia Distribution, which has been approved by the extraordinary general meeting of shareholders of Stellantis held on March 8, 2021.
On April 15, 2021, the General Meeting of Shareholders resolved to cancel all 449,410,092 class B special voting shares held by the Company subject to completion of the formal procedures under Dutch law. All those repurchased shares have been cancelled as of October 8, 2021.
As of November 5, 2021 there were 188,622 class B special voting shares and no class A special voting shares outstanding. As of the same date, the Company held 20,000 class B special voting shares in treasury. As of February 2, 2022, due to the withdrawal of 10,000 special voting shares which were repurchased by the Company, there were 178,622 class B special voting shares and no class A special voting shares outstanding; as of the same date, the Company held 30,000 class B special voting shares in treasury.

As of February 22, 2022 the share capital of the Company consists of the following: 3,132,651,121 common shares and 208,622 class B special voting shares.

On July 31, 2017, PSA issued 39,727,324 equity warrants in favor of General Motors Group, at the unit price of €16.3386515, giving entitlement to subscribe for PSA ordinary shares, on the basis of one PSA ordinary share for one equity warrant, at an exercise price of €1.00 per PSA ordinary share, between July 31, 2022 and July 31, 2026. At the Effective Time, each of the 39,727,324 outstanding equity warrants was converted into one equity warrant giving entitlement to subscribe 1.742 Stellantis common shares (each, a “Warrant”) at an exercise price equal to €1.00 per Warrant, between July 31, 2022 and July 31, 2026. As of the date of this report, the exercise of the Warrants may result in the issuance of up to 68,496,816 new common shares, subject to adjustment in connection with certain transactions carried out by Stellantis, as further described below. General Motors and its affiliates do not have the right to sell or transfer the Warrants other than to General Motors affiliates. General Motors and its affiliates do not have any governance or voting rights in respect of the Warrants, and are obligated to sell the common shares received within 35 days from the date of exercise of the Warrants. The terms and conditions of the Warrants provide for protection of the rights of warrant holders in connection with certain transactions carried out by the issuer where the record date to benefit from or participate in such transactions and, in particular, to benefit from any dividend or other distribution announced or voted on or before that date, is prior to the delivery date of the underlying shares upon exercise of the Warrants. The contemplated transactions include, among others, any free allocation of shares or other securities to shareholders, regrouping or splitting of shares, increase of the par value of the common shares, merger, demerger, repayment of share capital, dividends and other distributions. The terms and conditions of the Warrants set out the calculation formula to adjust the exercise ratio, provided that any such adjustment will be made such that the value of the common shares that would have been obtained had the Warrants been exercised immediately before one of the contemplated transactions is equal, to the nearest 100th of a share, to the value of the shares that would have been obtained had the Warrants been exercised immediately after such transaction.
Stellantis common shares and special voting shares have been created under the laws of the Netherlands.
Stellantis common shares are registered shares represented by an entry in the shareholders’ register of Stellantis. The Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, share certificates will be issued in such a form as will comply with the requirements of such a foreign stock exchange and Dutch law. A register of shareholders is maintained by Stellantis in the Netherlands and a branch register is maintained in the United States on Stellantis’ behalf by Computershare Trust Company, N.A., which serves as Stellantis’ branch registrar and transfer agent in the United States.
Beneficial interests in Stellantis common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in Stellantis’ register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in Stellantis common shares traded on Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant (through Euroclear Bank) in DTC. Beneficial interests in Stellantis common shares traded on Euronext Paris are held through Euroclear France and its intermediaries Euroclear Bank and J.P. Morgan, the latter acting as a participant in DTC.
Special voting shares are registered shares represented by an entry in the shareholders’ register of Stellantis. No share certificates have been issued with respect to the special voting shares. No right of pledge may be established on special voting shares and the voting rights attributable to special voting shares may not be assigned to a usufructuary.
Additional information on Stellantis’ equity as of December 31, 2021 is contained in Note 27, Equity, to the Consolidated Financial Statements included elsewhere in this report.
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
Nomination Rights
The Articles of Association provide for certain rights of Exor, EPF/Peugeot Invest and BPI (each a “Nominating Shareholder”) to nominate the number of Directors mentioned below for future terms of office of the Board of Directors. In particular, and subject to the terms and conditions set forth in the Articles of Association:
•Exor shall have the right to nominate two (2) directors;
•BPI (or EPF/Peugeot Invest, as further described below) shall have the right to nominate one (1) director; and
•EPF/Peugeot Invest shall have the right to nominate one (1) director.
Notwithstanding the above:
•if the number of Stellantis common shares held by BPI, and/or any of its affiliates, or EPF/Peugeot Invest, and/or any of their affiliates, falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, such shareholder will no longer be entitled to nominate a Director (in which case, any Director nominated by BPI or EPF/Peugeot Invest, as the case may be, will be required to resign as promptly as reasonably practicable (and in any case, within ten days of the relevant threshold no longer being met)); and
•if, at any time within the six years following the Effective Time or on the sixth anniversary of the Effective Time, both (i) the number of Stellantis common shares held by EPF/Peugeot Invest and/or their affiliates increases to a number of shares corresponding to eight percent or more of the issued and outstanding Stellantis common shares and (ii) the number of Stellantis common shares held by BPI and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, then EPF/Peugeot Invest will be entitled to nominate a second Director to the Board of Directors in replacement of the BPI nominee (the “EPF/Peugeot Invest Additional Director”).
As an exception to the foregoing paragraph, if at any time within the six years following the Effective Time:
•the number of Stellantis common shares held by BPI and its affiliates, on the one hand, or EPF/Peugeot Invest and their affiliates, on the other hand, represents between four percent and five percent of the issued and outstanding Stellantis common shares (the “Threshold Stake”);
•either BPI or EPF/Peugeot Invest has not otherwise lost its right to nominate a Director in accordance with the preceding paragraph; and

•the number of Stellantis common shares held by BPI, EPF/Peugeot Invest and their respective affiliates represents, in aggregate, eight percent or more of the issued and outstanding Stellantis common shares, the Nominating Shareholder which holds the Threshold Stake will maintain its right to nominate a Director (the “Residual Director”) to the Board of Directors until the sixth anniversary of the Effective Time (it being understood that while BPI is entitled to nominate a Director pursuant to this exception, EPF/Peugeot Invest will not be entitled to nominate the EPF/Peugeot Invest Additional Director).
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
Rights of Pre-emption
Under Dutch law and the Articles of Association, each Stellantis shareholder has a right of pre-emption in proportion to the aggregate nominal value of its common shares upon the issuance of new Stellantis common shares, or the granting of rights to subscribe for Stellantis common shares. Exceptions to this right of pre-emption include the issuance of new Stellantis common shares, or the granting of rights to subscribe for Stellantis common shares: (i) to employees of Stellantis or another company of Stellantis pursuant to an equity incentive plan of Stellantis; (ii) against payment in kind (contribution other than in cash); and (iii) to persons exercising a previously granted right to subscribe for Stellantis common shares. Shareholders do not have any right of pre-emption in connection with the issuance of special voting shares. Rights of pre-emption may be exercised during a period of at least two weeks after the announcement of an issuance of new Stellantis common shares in the Dutch State Gazette.
The general meeting of shareholders may resolve to limit or exclude the rights of pre-emption upon an issuance of Stellantis common shares, which resolution requires approval of at least two-thirds of the votes cast if less than one-half of the issued and outstanding share capital is present or represented at the general meeting of shareholders. If more than one-half of the issued and outstanding share capital is present or represented at the general meeting of shareholders, an absolute majority of the votes cast is required. The Articles of Association, or the general meeting of shareholders, may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Stellantis common shares. Pursuant to Dutch law, the designation by the general meeting of shareholders may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Stellantis common shares. In the proposal to the general meeting of shareholders in respect of the Board of Directors’ authority to resolve to limit or exclude such rights of pre-emption, the reasons for the proposal and the choice of the intended price of issue will be explained in writing.
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
Repurchase of Shares
Upon agreement with the relevant shareholder, Stellantis may acquire fully paid-up shares in its own share capital at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and the Articles of Association, for consideration if: (i) Stellantis’ shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained pursuant to Dutch law and the Articles of Association; (ii) Stellantis would thereafter not hold a pledge over Stellantis common shares, or together with its subsidiaries, hold Stellantis common shares with an aggregate nominal value exceeding 50 percent of Stellantis’ issued share capital; and (iii) the Board of Directors has been authorized to do so by the general meeting of shareholders.
Stellantis’ equity, as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of Stellantis, the amount of the loans as referred to in Article 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of items (i) and (ii) referred to in the immediately preceding paragraph. If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition in reliance on the immediately preceding paragraph shall not be allowed until the relevant annual accounts are adopted.

The acquisition of fully paid-up shares by Stellantis other than for no consideration (om niet) requires authorization by the general meeting of shareholders. Such authorization may be granted to the Board of Directors for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition by Stellantis of shares for employees of Stellantis, or another company of Stellantis, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. In case of acquisition of shares by Stellantis for employees of Stellantis, such shares must be officially listed on the price list of an exchange.
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
Transfers of shares held outside of (i) DTC or another direct registration system maintained by Computershare Trust Company, N.A., Stellantis’ transfer agent in New York, (ii) Monte Titoli S.p.A. or (iii) Euroclear France (collectively, the “Regular Trading Systems”) and not represented by certificates are effected by a deed intended for that purpose (including a stock transfer instrument) and, save where Stellantis is a party to the deed, require written acknowledgement by Stellantis. Transfer of common shares for which registered certificates have been issued is effected by presenting and surrendering the certificates to the transfer agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes. Stellantis may acknowledge the transfer by making an annotation on such certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.
Stellantis common shares are freely transferable. The number of Stellantis common shares registered in the Loyalty Register pursuant to Stellantis’ loyalty voting structure and special voting shares is subject to the transfer restrictions described under “—General Meeting of Shareholders and Voting Rights—General Meetings and —Loyalty Voting Structure—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares”.
Exchange Controls and Other Limitations Affecting Shareholders
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, Stellantis common shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Stellantis common shares.
Annual Accounts and Independent Auditor
Stellantis’ financial year is the calendar year. Within four months after the end of each financial year, the Board of Directors shall prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by an annual report and an auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis common shares are listed. Stellantis shall make such annual accounts, annual report and auditor’s report available for inspection at Stellantis’ office. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the annual general meeting of shareholders. The annual accounts, the annual report and independent auditor’s report are made available through Stellantis’ website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders. If it is justified in view of Stellantis’ activities or the international structure of its Company, as determined by the Board of Directors, Stellantis’ annual accounts or its consolidated accounts may be prepared in a foreign currency.

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
Stellantis may make a distribution of profits to the shareholders after the adoption of its statutory annual accounts. The Board of Directors, or the general meeting of shareholders upon a proposal of the Board of Directors, may resolve to make distributions from Stellantis’ share premium reserve or from any other reserve (other than the special capital reserve), provided that payments from reserves other than the Special Voting Shares Dividend Reserve may only be made to holders of Stellantis common shares.
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
Amendments to the Articles of Association, including Variation of Rights
A resolution of the general meeting of shareholders to amend the Articles of Association or to wind up Stellantis may be approved only if proposed by the Board of Directors and approved by a vote of an absolute majority of the votes cast, provided that a resolution to amend Stellantis’ corporate seat and/or place of effective management will require a majority of at least two-thirds of the votes cast.

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
If Stellantis is dissolved and liquidated, whatever remains of Stellantis’ equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the Special Voting Shares Dividend Reserve) to holders of Stellantis common shares in proportion to the aggregate nominal value of Stellantis common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of Stellantis common shares will be distributed to the holders of Stellantis common shares in proportion to the aggregate nominal value of Stellantis common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the Special Voting Shares Dividend Reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of Stellantis common shares in proportion to the aggregate nominal value of Stellantis common shares held by each of them.
Liability of Directors
Under Dutch law, the management of a company with a one-tier board structure like Stellantis is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to Stellantis for damages in the event of improper or negligent performance of his or her duties. Furthermore, members of the Board of Directors can be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Directors are jointly and severally liable for failure of one or more Directors. An individual Director is only exempted from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks between the Directors. In certain circumstances, Directors may incur additional specific civil and criminal liabilities.
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
Furthermore, general meetings of shareholders shall be held as often as the Board of Directors, the Chairman, the Senior Independent Director or the CEO deem it necessary to hold them or as otherwise required by Dutch law (including in the event Stellantis’ equity has decreased to an amount equal to or less than one-half of the paid-up and called-up part of Stellantis’ issued capital, as referred to in Section 2:108a of the Dutch Civil Code), without prejudice to what is provided in the next paragraph.
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
General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman, the Senior Independent Director or the CEO, in such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the 42nd day prior to the day of the meeting. All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on Stellantis’ corporate website and such an announcement shall remain accessible until the relevant general meeting of shareholders.
Any communication to be addressed to the general meeting of shareholders by virtue of Dutch law or the Articles of Association may be either included in the notice referred to in the preceding sentence or, to the extent provided for in such notice, on Stellantis’ corporate website and/or in a document made available for inspection at the office of Stellantis and such other place(s) as the Board of Directors shall determine. Convocations of general meetings of shareholders may be sent to shareholders entitled to attend through the use of an electronic means of communication to the address provided by such shareholders to Stellantis for this purpose. The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law and the Articles of Association. An item proposed in writing by such a number of shareholders who, individually or in the aggregate, hold at least three percent of Stellantis’ issued share capital, will be included in the notice or will be announced in a manner similar to the announcement of the notice, provided that Stellantis has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the 60th day before the day of the meeting.
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
Shareholders’ Votes on Certain Transactions
Any important change in the identity or character of Stellantis must be approved by the general meeting of shareholders, including (i) the transfer to a third party of the business of Stellantis or practically the entire business of Stellantis; (ii) the entry into or breaking off of any long-term cooperation of Stellantis or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Stellantis; and (iii) the acquisition or disposal by Stellantis or a subsidiary of an interest in the capital of a company with a value of at least one-third of Stellantis’ assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of Stellantis.
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
Disclosure of Holdings under Dutch Law
As a result of the listing of Stellantis common shares on Euronext Milan and Euronext Paris, pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“FMSA”), which chapter is an implementation of Directive 2004/109/EC as amended by Directive 2013/50/EU into Dutch law, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Stellantis must without delay notify the AFM of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: three percent, five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent (the “Notification Thresholds”).
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
Controlled entities (within the meaning of the FMSA) do not themselves have notification obligations under the FMSA as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in Stellantis’ share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the FMSA will become applicable to such former controlled entity.
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
If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in Stellantis’ issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Stellantis’ notification as described below.

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
Stellantis is required to notify the AFM promptly of any change of one percent or more in its issued share capital or voting rights since a previous notification. Other changes in Stellantis’ issued share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.
In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No. 236/2012, notification must be made to the AFM of any net short position of 0.2 percent in the issued share capital of Stellantis and of every subsequent 0.1 percent above this threshold. Notifications starting at 0.5 percent and every subsequent 0.1 percent above this threshold will be made public via the short selling register of the AFM. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. Furthermore, gross short positions are required to be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply, without any set-off against long positions-
The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received which can be accessed via www.afm.nl. The notifications referred to in this paragraph should be made through the online notification system of the AFM.
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

Mandatory Bid Requirement
Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly acquires 30 percent or more of Stellantis’ voting rights will be required to launch a public offer for all outstanding shares in Stellantis’ share capital for a fair purchase price determined by law. A fair price is considered a price which is equal to the highest price paid by such person or the persons acting in concert with it for Stellantis’ shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price of Stellantis’ shares in the year prior to the announcement of the offer. At the request of the offeror, Stellantis, or any of the Stellantis shareholders, the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerchtshof te Amsterdam) (the “Dutch Enterprise Chamber”) may determine a different fair price. If a 30 percent shareholder fails to make a public offer, the Dutch Enterprise Chamber may require such shareholder to do so upon the request of, among others, Stellantis or any of the Stellantis shareholders.
Dutch Financial Reporting Supervision Act
On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, or the “FRSA”), the AFM supervises the application of financial reporting standards by, amongst others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Stellantis regarding its application of the applicable financial reporting standards and thereafter (ii) make informal arrangements with the Company that must be observed in the future or make a notification to the Company that its financial reports do not meet the applicable financial reporting standards, which notification may be accompanied by a recommendation to the Company to issue a press release on the subject matter. If we do not comply or comply adequately with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports; or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
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
•within two weeks after his or her appointment of the number of shares he or she holds and the number of votes he or she is entitled to cast in respect of Stellantis’ issued and outstanding share capital; and

•subsequently of each change in the number of shares he or she holds and of each change in the number of votes he or she is entitled to cast in respect of Stellantis’ issued and outstanding share capital, immediately after the relevant change.
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
In addition, persons that are closely associated with members of the Board of Directors or any of the other PDMRs must notify the AFM of all transactions conducted for their own account relating to Stellantis’ shares or financial instruments, the value of which is (in part) determined by the value of Stellantis’ shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year as of the relevant transaction date; and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the board of directors or any other PDMR or by a person referred to under (i), (ii) or (iii) above.
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
If Stellantis were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require Stellantis’ directors and executive officers, and persons who own more than ten percent of a registered class of Stellantis’ equity securities, to file reports of ownership of, and transactions in, Stellantis’ equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to furnish Stellantis with copies of all Section 16 reports they file.
Disclosure Requirements under Italian law and European Union law
Further disclosure requirements will apply to Stellantis under Italian law and French law by virtue of the listing of Stellantis’ shares on Euronext Milan and Euronext Paris, respectively. Summarized below are the most significant requirements to be complied with by Stellantis in connection with the admission to trading of Stellantis common shares on Euronext Milan and the admission to listing and trading on Euronext Paris. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).

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
•the General Regulation of the AMF, article 223-16 (obligation to disclose on a monthly basis the total number of shares and voting rights comprising Stellantis’ share capital if these numbers have changed compared to the most recently disclosed numbers) and article 223-20 (obligation to file with the AMF certain changes to the Articles of Association). The information required to be published in France may be published in French or English; and
•the applicable law concerning market abuse and, in particular, article 7 (Inside information), article 17 (Public disclosure of inside information), article 18 (Insider lists) and article 19 (Managers’ transactions) of the Market Abuse Regulation, as well as implementing regulations promulgated thereunder.
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
Disclosure of Inside Information - Article 17 of the Market Abuse Regulation
Pursuant to the Market Abuse Regulation, Stellantis has to disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) directly concerns Stellantis; and (iv) if it were made public, would be likely to have a significant effect on the prices of Stellantis’ financial instruments (as such term is defined under the Market Abuse Regulation) or on the price of related derivative financial instruments (the “Inside Information”). In this regard:
•information is deemed to be of a precise nature if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (e.g. Stellantis’ common shares) or the related derivative financial instrument. In this respect, in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be information of precise nature.
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
The Stellantis Code of Conduct is a pillar of the integrity system, regulating the decision-making processes and operating approach of the Company and its employees in the interests of stakeholders. Integrity is regarded as a source of competitiveness, a foundation of the Company’s sustainable growth and the way to build day after day Stellantis’ reputation as a Company that customers, the workforce and stakeholders can trust and rely on. The Stellantis Code of Conduct sets the ethical principles of integrity that will guide the Company and its workforce ensuring compliance with laws, regulations and best practices.
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
The Stellantis Code of Conduct, will be supplemented by a set of policies and procedures, that have been developed based on a process of harmonization of FCA and PSA ethics and compliance policies. The new compliance Policies have been approved and they will be rolled out in 2022.
Members of the workforce have the responsibility to become familiar with the Stellantis Code of Conduct, abide by it, and report any conduct that they believe may be in violation of the Stellantis Code of Conduct. In 2021, the Stellantis Integrity Helpline has been launched. The Integrity Helpline replaces the FCA Ethics Helpline and PSA Speak4Compliance. The Integrity Helpline allows employees, suppliers, clients and other stakeholders to:

(a) report any concerns about situations inconsistent with our Code of Conduct;
(b) report any concerns regarding vehicle safety, emissions or regulatory compliance;
(c) disclose conflicts of interest that can affect job performance.
Retaliation against anyone who reports a matter in good faith is strictly prohibited and will be subject to disciplinary action.
Stellantis, closely monitors the effectiveness of and compliance with the Stellantis Code of Conduct. Violations of the Stellantis Code of Conduct are detected through, among others: periodic activities carried out by Audit & Compliance according to the annual Audit Plan that is based on a group risk assessment process; allegations received through diverse reporting channels; and standard operating controls. Audit & Compliance oversees the investigations of the potential violations of the Code of Conduct also through specific planned audits. On a regular basis, the Chief Audit and Compliance Officer informs the Chief Executive Officer and the Audit Committee on the major findings. For all Stellantis Code of Conduct violations, disciplinary measures taken are commensurate with the seriousness of the case and comply with local legislation.

The Stellantis Code of Conduct and the Stellantis Integrity Helpline are available on the Governance section of the Company’s website at https://www.stellantis.com/en/group/governance/corporate-regulations.

Insider Trading Policy
The insider trading policy was initially adopted on October 10, 2014 by the board of directors of Fiat Investments. This policy was amended by the Board of Directors of FCA on July 28, 2016 following the new applicable law concerning market abuse and, in particular, the MAR Regulation and its implementing regulations; the policy was further revised by the Board of Directors on October 2, 2019, effective as of November 4, 2019, to improve its effectiveness and scope. On January 17, 2021, the Board of Directors amended the policy in connection with the listing of Stellantis’ common shares on Euronext Paris. The insider trading policy sets forth guidelines and recommendations to all Directors, officers and employees of the Company with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s integrity and ethical conduct.
Sustainability Practices
Stellantis is committed to operating in an environmentally and socially-responsible manner. For a full description of sustainability governance, guidelines, targets and results, refer to the section NON-FINANCIAL INFORMATION elsewhere in this report.
Diversity Policy
On February 22, 2022, the Board of Directors adopted a revised diversity policy for the Board of Directors (the “Diversity Policy”), as the Company believes that diversity in the composition of the Board of Directors in terms of age, gender, expertise, work and personal background and nationality is an important means of promoting debate, balanced decision-making and independent actions of the Board of Directors.
The Company applies the following aspects of diversity to the Board of Directors: age, gender, expertise, work and personal background and nationality. The Company considers each of these aspects key drivers to support the above-mentioned goals and to achieve sufficient diversity of views and the expertise needed for a proper understanding of current affairs and longer-term risks and opportunities related to the Company’s business. The Board of Directors and its ESG Committee consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.

Concrete targets that the Company aims to achieve, with an overriding emphasis based on merit, within the next several years, are that (a) at least 40% of the seats of the Board of Directors are occupied by women and at least 40% by men; (b) the nationality of the members of the Board of Directors shall be reasonably consistent with the geographic spread of Stellantis’ business in such manner that no nationality shall count for more than 60% of the members of the Board of Directors; and (c) the age of the members of the Board of Directors should be more diverse by having one or more members of the Board of Directors aged under 50 at the day of their nomination; provided that in the selection of a candidate on the basis of the defined diversity criteria, rules and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability or sexual orientation) will be taken into account.
To ensure its correct implementation, the Diversity Policy has been considered in the adoption of a profile for non-executive Directors and the Diversity Policy recently adopted will be taken into account in the nomination of executive Directors, as well as in nominating and recommending non-executive Directors at the end of their respective mandates or in case of substitutions. In the 2021 financial year, the targets relating to nationality and age have been realized.

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
Dutch companies whose shares are listed on a regulated market, such as Euronext Milan or Euronext Paris, or comparable system, such as the NYSE, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.
Stellantis acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code.
While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure applies the following best practice provisions as follows:
•The initial term of appointment of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman amounts to five years instead of the maximum period of 4-years referred to in best practice provision 2.2.2. by the Dutch Corporate Governance Code. FCA and PSA agreed upon such initial term as part of the merger negotiations between both parties and taking into account the best interests of the Company.

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
•NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement; however the Dutch Corporate Governance Code also requires us to have a Remuneration Committee and a selection and appointment committee. There is no specific requirement as to the name of the selection and appointment committee (which we call our ESG Committee) and about its function being exclusive. Our Remuneration Committee Charter states that more than half of the members of the Remuneration Committee must be independent under the Dutch Corporate Governance Code. Three out of five of the current members of the Remuneration Committee are independent under both the NYSE rules and the Dutch Corporate Governance Code.
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

Report of the Non-Executive Directors
Introduction
This report renders an account of the supervision exercised by the non-executive Directors of Stellantis in the 2021 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
It was the responsibility of the non-executive Directors of Stellantis to supervise the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprise, including the implementation of the strategy of Stellantis regarding long-term value creation. In so doing, the non-executive Directors of Stellantis acted solely in the interest of Stellantis. With a view to maintaining supervision on Stellantis, during the 2021 financial year the non-executive Directors of Stellantis regularly discussed Stellantis’ long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors of Stellantis.
According to the Articles of Association of Stellantis the Board of Directors is a one-tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Stellantis (executive Directors) and members not having such day-to-day responsibility (non-executive Directors). The Stellantis Articles of Association provided for the possibility to allocate tasks between the executive and non-executive Directors of Stellantis. Regardless of an allocation of tasks, all Directors of Stellantis remained collectively responsible for the proper management and strategy of the Company (including supervision thereof in case of non-executive Directors of Stellantis).
The composition of the Stellantis Board of Directors during the year ended December 31, 2021, was as follows:

Year of Birth	Name		Nationality
1976	J. Elkann	M	Italian
1958	C. Tavares	M	Portuguese
1950	R. Peugeot	M	French
1954	H. De Castries	M	French
1975	A. Agnelli	M	Italian
1966	F. C. Cicconi	F	British – Italian
1957	J. De Saint-Exupery	M	French
1963	N. Dufourcq	M	French
1955	A. F. Godbehere	F	Canadian - British
1958	W. L. Martello	F	U.S.
1972	K. Scott	M	U.S.
Details of the current composition of the Board of Directors (including the non-executive Directors) and its committees are set forth in the section “Board of Directors” above.
Supervision by the non-executive Directors
The non-executive Directors of Stellantis supervised the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprises. In so doing, during the 2021 financial year the non-executive Directors of Stellantis have also focused on the effectiveness of Stellantis’ internal risk management and control systems, the integrity and quality of the financial reporting and Stellantis’ long-term business plans, the implementation of such plans and the associated risks.
The non-executive Directors of Stellantis also determined the remuneration of the executive Directors of Stellantis . Furthermore, pursuant to the Stellantis Articles of Association, the Board of Directors of Stellantis had the possibility to allocate certain specific responsibilities to one or more individual Directors of Stellantis or to a committee comprised of eligible Directors of Stellantis and its subsidiaries. In this respect, the Board of Directors of Stellantis allocated certain specific responsibilities to the Audit Committee, the Remuneration Committee and the ESG (the former Governance and Sustainability) Committee.

According to the Audit Committee charter in place in 2021, the responsibilities of the Audit Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) the integrity of Stellantis’ financial statements, including any published interim reports; (2) Stellantis ' policy on tax planning adopted by management; (3) Stellantis ' financing; (4) the application by Stellantis of information and communication technology; (5) the system of internal controls that Stellantis ' management and/or Stellantis ' Board of Directors established; (6) Stellantis ' compliance with legal and regulatory requirements; (7) Stellantis ' compliance with recommendations and observations of internal and independent auditors; (8) Stellantis ' policies and procedures for addressing certain actual or perceived conflicts of interest; (9) the qualifications, independence and remunerations of Stellantis ' independent auditors and any non-audit services provided to Stellantis by the independent auditors; (10) the functioning of Stellantis ' internal auditors and independent auditors; (11) risk management guidelines and policies; and (12) the implementation and effectiveness of Stellantis ' ethics and compliance program.
The Stellantis Audit Committee consisted of Ms. Ann Frances Godbehere (Chairperson), Ms. Wan Ling Martello and Mr. Henri de Castries.
During 2021, seven meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 100 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, 2021 and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting and reporting matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. The Committee received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit, and Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
According to the Remuneration Committee charter in place in 2021, the responsibilities of the Remuneration Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) compensation for executive Directors; (2) Stellantis’ remuneration policy; (3) compensation of non-executive Directors; and (4) remuneration reports.
The Stellantis Remuneration Committee consisted of Ms.Wan Ling Martello (Chairperson), Mr.Agnelli, Mr.De Castries, Ms.Cicconi and Mr.Peugeot.

During 2021, five meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings. The Remuneration Committee reviewed the Remuneration Report and it also recommended the Amendment of the Remuneration Policy of the Board of Directors, also in view of the size of the Company following the merger. Furthermore, the Remuneration Committee recommended the review and approval of the Long Term Incentive Plan (“LTIP”) and one-time award for the CEO. Further details of the activities of the Remuneration Committee are included in the REMUNERATION REPORT section included elsewhere in this report.
According to the ESG Committee charter in place in 2021, the responsibilities of the ESG Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) drawing up the selection criteria and appointment procedures for Directors; (2) periodic assessment of the size and composition of the Stellantis Board of Directors and as appropriate making proposals for a composition profile of the Stellantis Board of Directors; (3) periodic assessment of the performance of individual directors and reporting on this to the Stellantis Board of Directors; (4) proposals to the non-executive Directors for the nomination and re-nomination of Directors to be elected by the Stellantis shareholders; (5) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; and (6) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries; (7) reviewing, assessing and making recommendations regarding significant emerging and current trends and stakeholders’ views regarding ESG matters in addition to the review of the Company’s annual Sustainability Report.
The Stellantis ESG Committee consisted of Mr. de Castries (Chairperson), Mr. Agnelli, Ms. Cicconi, Mr. Dufourcq and Mr. Scott.

During 2021, the Stellantis ESG Committee met twice with 100 percent attendance of its members at those meetings. The Committee reviewed the Board of Director’s and Committee’s assessments, the sustainability achievements and objectives. The Committee reviewed its Charter to better focus its role on the ESG matters in addition to governance and sustainability matters and, accordingly, proposed to adopt the name of ESG Committee. The Board of Directors approved that change.

Details on the current duties of the Audit Committee, Remuneration Committee and ESG Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The ESG Committee”, within “Board Practices and Committees” above.
During the 2021 financial year, the non-executive Directors of Stellantis supervised the adoption and implementation of the strategies and policies by Stellantis, received updates on legal and compliance matters and they were regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors of Stellantis also reviewed the reports of the Board of Directors of Stellantis and its committees, the sustainability achievement and objectives..
During 2021, there were six meetings of the Board of Directors of Stellantis. Portions of these meetings took place without the executive Directors of Stellantis being present. The average attendance at those meetings was 100 percent. An overview of the attendance of the individual Stellantis Directors per meeting of the Board of Directors of Stellantis and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Remuneration Committee
John Elkann	6/6
Carlos Tavares	6/6
Robert Peugeot	6/6			5/5
Henri de Castries	6/6	7/7	2/2	5/5
Andrea Agnelli(1)	6/6		2/2	5/5
Fiona Clare Cicconi	6/6		2/2	5/5
Jacques de Saint-Exupery	6/6
Nicolas Dufourcq	6/6		2/2
Ann Frances Godbehere	6/6	7/7
Wan Ling Martello	6/6	7/7		5/5
Kevin Scott	6/6		2/2
________________________________________________________________________________________________________________________________________________
All the current Board members were appointed as directors at the extraordinary general meeting of shareholders held on January 4, 2021 as of January 17, 2021.
During these meetings, the key topics discussed were, amongst others: the development of the COVID-19 emergency and unfilled semiconductor orders and related impacts and actions; the Stellantis’ strategy including the electrification and software strategy; analysis of investments, the Stellantis’ financial results and reporting, the distribution of Faurecia shares, the IPO of Aramis shares, acquisitions and divestitures, executive compensation, product plan and technological developments, risk management, legal and compliance matters, sustainability, human resources, implementation and amendment of the Remuneration Policy, and the Remuneration Report; the amendments to the charters of the Audit Committee and to the charter of the Governance and Sustainability Committee, currently ESG Committee.
Independence of the non-executive Directors
The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent.”
The Stellantis Board of Directors determined that, in 2021, six of Stellantis’ eleven Board of Directors members qualified as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate Governance Code. The remaining directors, being John Elkann, Carlos Tavares, Robert Peugeot, Andrea Agnelli and Jacques de Saint-Exupery, did not qualify as independent for the purposes referred to in the preceding sentence.

Evaluation by the non-executive Directors
The non-executive Directors of Stellantis were responsible for supervising the Stellantis Board of Directors and its committees, as well as the individual executive and non-executive Directors of Stellantis, and are assisted by the ESG Committee in this respect.
In accordance with the ESG Committee Charter in place in 2021, the ESG Committee assisted and advised the Stellantis Board of Directors with respect to periodic assessment of the performance of individual Directors. In this respect, the ESG Committee had, amongst others, in 2021, the duties and responsibilities to review the Board of Directors’ performance and the performance of its committees. Following its review the ESG Committee confirmed the adequacy of the size and composition of the Board, of the Board Regulations and the Charters of the Committees. The Committee considered positively the individual Directors performance.

The non-executive Directors of Stellantis were regularly informed by each committee as referred to in best practice provision 2.3.5 of the Dutch Corporate Governance Code and the conclusions of those committees were taken into account when drafting this report of the non-executive Directors of Stellantis.
The charters of the Committees were amended at the Governance Effective Time in connection with the implementation of the Stellantis governance arrangements following the merger.
The non-executive Directors of Stellantis were able to review and evaluate the mission of Stellantis’ Audit Committee, ESG Committee and Remuneration Committee in 2021. Based on the evaluations, the charters of the Audit Committee and of the ESG Committee have been amended during the year 2021. Details on the current charters of the Audit Committee, the ESG Committee and the Compensation Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The ESG Committee”, within “Board Practices and Committees” above.
Also, pursuant to Stellantis’ Remuneration Committee Charter, the Compensation Committee recommended the Amendment of the Remuneration Policy of the Board of Directors, also in view of the size of the Company following the merger, implemented and oversaw the Remuneration Policy as it applied to non-executive Directors of Stellantis, executive Directors of Stellantis and senior officers reporting directly to the executive Directors of Stellantis. The Remuneration Committee administered all the equity incentive plans and the deferred compensation benefits plans of Stellantis. On the basis of the assessments performed, the non-executive Directors determined the remuneration of the executive Directors of Stellantis. Furthermore, the Remuneration Committee recommended the review and approval of the Long Term Incentive Plan (“LTIP”) and one-time award for the CEO.
The non-executive Directors of Stellantis have supervised the performance of Stellantis’ Audit Committee, Remuneration Committee and ESG Committee.

REMUNERATION REPORT
Introduction
This remuneration report describes the principles, governance and elements of the remuneration policies of Stellantis N.V. This report also provides a comprehensive overview of the remuneration received by the Executive Directors and Non-Executive Directors in 2021.
The remuneration of the Board and Executive Directors during the past financial year has been provided in accordance with the Company’s Remuneration Policy that was adopted at the April 15, 2021 Annual General Meeting and is available on the Company’s website: https://www.stellantis.com/content/dam/stellantis-corporate/investors/stock-and-shareholder-info/agm/stellantis-remuneration-policy-march-3-2021.pdf (the “Remuneration Policy”).
In line with article 2:135b of the Dutch Civil Code, this report will be subject to an advisory vote at the 2022 Annual General Meeting. The 2020 Remuneration Report, which provided pre-merger financial and remuneration information, was presented to the shareholders for an advisory vote at the April 15, 2021 Annual General Meeting and received a 55.82% shareholder approval. Based on feedback provided by several institutional shareholders and given that 2021 was the first year for the Company after the merger between FCA N.V. and Groupe PSA, changes have been made to this year’s report to address this feedback and provide additional clarity.
FCA and Groupe PSA merger to form Stellantis
On January 16, 2021, PSA merged with and into FCA N.V, with FCA N.V. as the surviving company in the merger. On January 17, 2021, the current members of the board of directors were appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis N.V. As a result of the merger, the reporting requirements for the 2020 Remuneration Report reflected compensation of the directors from FCA N.V. Other than the Board Chair, all former FCA N.V. Executive Directors and Non-Executive Directors ended their respective director roles and responsibilities on January 17, 2021.
This Remuneration Report will reflect compensation paid to current Stellantis NV directors in 2021 and compensation paid to former FCA N.V. directors for the period they served as directors for the former FCA N.V prior to the merger date in 2021.
Overview
As a new company formed on January 17, 2021, Stellantis posted record results, accelerating the realization of merger synergies and building solid commercial performance, drive by clear focus on speed of execution from day one. Stellantis also unveiled ambitious electrification and software plans in the year with planned investments of more than €30 billion through 2025 and strong partnerships announced in battery technology, battery materials and software.
For 2021, we accomplished:
•Pro Forma Net revenues of €152 billion, up 14%
•Pro Forma Adjusted operating income ("AOI") nearly doubled to €18.0 billion, with Pro Forma 11.8% margin and all segments profitable
•Pro Forma Net profit of €13.4 billion, nearly tripled year over year
•Pro Forma Industrial free cash flows of €6.1 billion, mainly driven by strong profitability and net cash synergies
•Strong synergies execution with approximately €3.2 billion net cash benefit
•Strong Industrial available liquidity at €62.7 billion

Refer to FINANCIAL OVERVIEW – Non GAAP Financial Measures for a description of Adjusted operating income and Industrial free cash flows.
A key characteristic of Stellantis’ Remuneration Policy is pay for performance. All elements of our compensation structure – base salary, incentive compensation and benefits, are designed to align in driving shareholder value.
Remuneration Policy & Compensation Practices
The 2021 Remuneration Policy, in accordance with Dutch law and Corporate Governance Code, was presented to shareholders at the April 15, 2021 Annual General Meeting and received 87.48% shareholder approval.
The guiding principles of our Remuneration Policy direct our efforts to provide a compensation structure that allows Stellantis to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business in mobility, technology and leadership values. The compensation philosophy is built on the following elements:

The Remuneration Committee reviews, on behalf of the Board of Directors, Stellantis’ compensation program on an ongoing basis to evaluate whether it supports the Company’s Remuneration Policy, compensation philosophy and objectives and is aligned with shareholder interests. Our compensation practices include the following, each of which we believe reinforces our compensation objectives:

What we do	What we do not do
•Pay for performance by structuring a significant percentage of target compensation in the form of variable, at risk compensation	•We do not offer remuneration which encourages our Executive Directors and non-Executive Directors to take any unnecessary or excessive risks or to act in their own interests
•Predetermined stretch performance goals for incentive pay programs	•We do not reward for performance below threshold
•We align goals and values organization-wide through incentive pay and rigorous performance management	•We do not have excessive pay programs
•Market comparison of Executive Director and non-Executive Director remuneration against relevant peers	•We do not allow hedging or short-selling of our securities
•We consider pay ratios within the Company in establishing Executive Directors’ pay	•We do not pay out guaranteed bonuses
•Use of an independent compensation consultant reporting directly to the Remuneration Committee	•We have no excessive perquisites
•We have robust stock ownership and share retention guidelines
•We have clawback policies incorporated into our incentive plans
•“Double-trigger” vesting of equity awards upon a change of control
Compensation Peer Group
As a result of the 2021 merger to form Stellantis into a larger multinational organization, a new peer group was considered for purposes of developing and evaluating Executive Director and Non-Executive Director compensation. The Remuneration Committee considered the following criteria for determining the peer group:
•Peers from both FCA and Groupe PSA
•Global industrials with a balance of U.S. and European companies
•Global automotive of two U.S. and five European auto companies.
The Remuneration Committee strives to identify a peer group that best reflects all aspects of Stellantis’ business and considers global footprint, revenue, and market capitalization and/or enterprise value. It is important to note that our peer group represents a blend of both U.S. and European companies in recognition of the relevant talent market for our executives. In addition to including U.S. and European automobile manufacturers, our peer group includes U.S. and European companies with a global presence that have significant manufacturing and/or engineering operations. We do not limit our peer group to our industry alone because we believe compensation practices at other large global multinational companies affect our ability to attract and retain diverse talent.
We review each element of compensation compared to the market and generally target our total direct compensation (base salary, annual bonus and long-term incentives for Directors, or for Non-Executive Directors - retainers, meeting fees, committee service), on average, to be at or near market median. In addition, we consider Stellantis’ relative size and scope against those of our peers in assessing and setting our pay levels and program designs for our Directors. An individual compensation element or an individual’s total direct compensation may be positioned above or below the market median because of his or her specific responsibilities, experience and performance.

The Remuneration Committee will review each year the compensation peer group for compensation comparisons and make any updates as needed to align with the established criteria and Company strategy. Additional companies may be considered for benchmarking particular executive/director compensation when necessary.
For 2021, the Remuneration Committee selected the following organizations to represent our Peer Group:

US Companies		European Companies
•Boeing	•General Dynamics	•Airbus	•Renault
•Caterpillar	•General Electric	•ArcelorMittal	•Siemens
•Chevron	•General Motors	•BASF	•ThyssenKrupp
•Deere	•Honeywell	•BMW	•Total
•Exxon Mobil	•Lockheed Martin	•Continental	•Volkswagen
•Ford	•Raytheon Technologies	•Daimler	•Volvo

2021 Remuneration
Director’s Total Remuneration in 2021
The following tables summarize the remuneration of the members of the Boards of Directors (Stellantis and FCA N.V.) for the year ended December 31, 2021. Table 1 includes the remuneration for the current members of the Stellantis Board. Table 2 includes the remuneration for former members of the FCA N.V. Board from January 1, 2021 to January 16, 2021 and any compensation paid after January 17, 2021 in relation to their roles as a Director.
Table 1

			Fixed Remuneration			Variable Remuneration
Directors of Stellantis	Office Held	Year	Base salary/ Fees	Fringe benefits		Short-term incentive	Long-term incentive		Post Retirement Benefits Expense	Other Compensation		Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
ELKANN John Philipp(1)	Chairman	2021	€860,226	€750,877	(2)		€6,272,982	(3)				€7,884,085	20%	80%
		2020	218,877	461,210			1,711,090					2,391,177	28%	72%
TAVARES, Carlos(4)	CEO	2021	1,986,290	4,038	(2)	€7,516,000	5,571,606	(5)	€2,375,573	€1,700,000	(6)	19,153,507	19%	81%
PEUGEOT, Robert(7)	Vice Chairman	2021	196,191	7,591								203,782
AGNELLI, Andrea(1)	Director	2021	216,565	9,571								226,136	100%	—%
		2020	43,775	2,113								45,888	100%	—%
CASTRIES, Henri de(7)	Director	2021	263,184	10,541								273,725	100%	—%
CICCONI, Fiona Clare(7)	Director	2021	200,978	7,083								208,061	100%	—%
DUFOURCQ, Nicolas(8)	Director	2021	—	—								—
GODBEHERE, Ann Frances(7)	Director	2021	215,335	13,123								228,458	100%	—%
MARTELLO, Wan Ling(7)	Director	2021	210,547	10,999								221,546	100%	—%
SAINT-EXUPERY, Jacques(7)	Director	2021	191,406	7,030								198,436	100%	—%
SCOTT, Kevin(7)	Director	2021	196,191	7,307								203,498	100%	—%
			€4,536,913	€828,160		€7,516,000	€11,844,588		€2,375,573	€1,700,000		€28,801,234
____________________________________________________________________________________________________
(1) On the Board of Directors of FCA N.V. from January 1, 2021 through January 16, 2021. Appointed to the Board of Directors of Stellantis on January 17, 2021. Amounts included above represent remuneration from January 1, 2021 through December 31, 2021.
(2) The stated amount includes the use of transport, tax services and insurance premiums.
(3) The stated amounts represent the Company's 2021 expense relating to the grants issued to the Chairman under the FCA N.V. Equity Investment Plan (prior to 2021) and the Stellantis N.V. Equity Incentive Plan (for 2021). Included in this amount is the expense relating to the conversion of unvested PSU units from the 2019 and 2020 grants to unvested RSU units consistent with the treatment approved by the Board of Directors and by the shareholders as part of their approval of the merger and as set forth in the Combination Agreement.
(4) Appointed to the Board of Directors of Stellantis on January 17, 2021. Amounts included above represent remuneration from January 1, 2021 through December 31, 2021. (5) The stated amounts represent the Company's 2021 expense relating to the grants issued to the CEO under the Stellantis N.V. Equity Incentive Plan. The amount shown includes €2,175,947 relating to the CEO Transformation Incentive 2021 – 2015 Award, a description of which is provided in the Long Term Incentive section of the Remuneration Report.
(6) The stated amount represents a retention award equal to one year's base salary (prior to the merger) as approved by Groupe PSA shareholders at the General meeting held on June 25, 2020. This award was paid in 2021.
(7) Appointed to the Board of Directors of Stellantis on January 17, 2021. Amounts included above represent remuneration from January 17, 2021 through December 31, 2021.
(8) Appointed to the Board of Directors of Stellantis on January 17, 2021. In accordance, with internal regulations of Bpifrance S.A., the Company at which Mr. Dufourcq serves as Chief Executive Officer and Executive Director, Mr. Dufourcq does not receive any remuneration for the performance of his duties as a Director of Stellantis.

Table 2

Directors of Stellantis	Office Held	Year	Base salary/ Fees	Fringe benefits	Short-term incentive	Long-term incentive	Post Retirement Benefits Expense	Other Compensation		Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
MARCHIONNE, Sergio	Former CEO	2021	—	—	—	—	—	€26,080,867	(1)	€26,080,867	100%	—%
MANLEY, Michael(2)	Former CEO	2021	€52,167	€93,249	€141,165	—	€19,295			305,876	47%	53%
		2020	1,225,709	79,230	1,680,972	5,703,204	3,040,443			11,729,558	11%	89%
PALMER, Richard(2)	Former Director	2021	46,625	1,609	105,139	—	20,943	14,592,264	(3)	14,766,580	99%	1%
		2020	1,158,076	73,561	1,001,579	1,859,481	378,845			4,471,542	28%	72%
ABBOTT, John(2)	Former Director	2021	7,625	831						8,456	100%	—%
		2020	43,775	—						43,775	100%	—%
BRANDOLINI D'ADDA Tiberto(2)	Former Director	2021	7,625	1,544						9,169	100%	—%
		2020	43,775	916						44,691	100%	—%
EARLE, Glenn(2)	Former Director	2021	8,387	—						8,387	100%	—%
		2020	48,153	23,482						71,635	100%	—%
MARS, Valerie(2)	Former Director	2021	8,387	3,485						11,872	100%	—%
		2020	48,153	12,750						60,903	100%	—%
THOMPSON, Ronald L.(2)	Former Director	2021	8,959	5,652						14,611	100%	—%
		2020	51,436	6,795						58,231	100%	—%
VOLPI, Michelagelo A.(2)	Former Director	2021	7,815	4,383						12,198	100%	—%
		2020	44,870	7,499						52,369	100%	—%
WHEATCROFT, Patience(2)	Former Director	2021	8,197	526						8,723	100%	—%
		2020	47,058	12,632						59,690	100%	—%
ZEGNA, Ermenegildo(2)	Former Director	2021	8,197	16,282						24,479	100%	—%
		2020	47,058	20,979						68,037	100%	—%
			€163,984	€127,561	€246,304	—	€40,238	€40,673,131		€41,251,218
_______________________________________________________________________________________________________________________________________________
(1) As noted in FCA N.V. Remuneration Reports, obligations remained outstanding with the estate of Mr. Marchionne. During 2021, these payments were made consistent with obligations set forth in his employment agreement and included legacy Board payments owing from FCA US LLC.
(2) Board of Directors of FCA N.V. from January 1, 2021 - January 16, 2021. Amounts shown above represent remuneration earned during that time period.
(3) The stated amount represents the retention benefit received pursuant to the retention agreements approved by the Shareholders as part of the merger. Description of the retention agreement can be found in the Remuneration to Former Executive Directors of FCA N.V. section of this report.
Remuneration to Former Executive Directors of FCA N.V.
Remaining obligations of €26,080,867 were due to the Estate of Mr. Sergio Marchionne pursuant to his employment agreement, including his post mandate benefit of 5 x base compensation and including legacy Board payments owing from FCA US LLC as shown in Table 2. Mr. Mike Manley and Mr. Richard Palmer were entitled to retention benefits under which they were eligible to receive a one-time cash award, payable at certain times after closing of the merger. Additionally, under FCA’s Equity Incentive Plan, certain changes in roles following the closing of the merger (including no longer serving as a member of the board of directors) entitles Long Term Incentive (“LTI”) plan participants to a qualifying termination of employment, with cumulated accelerated vesting of all awards under the plan and severance payments as contemplated by their respective employment agreement as applicable.
With respect to Mr. Manley, such entitlements will be replaced, with effect from the merger, the right to receive a cash retention award, which is payable in March 2022. Mr. Manley’s entitlement will (1) replace, effective as of the closing of the merger, his pre-merger LTI performance share units and restricted share units, vesting at closing of the merger as indicated above, calculated based on the value of such awards at the closing of the merger, (2) replace certain other severance rights, with such portion of the retention award equal to one times annual base salary, and (3) provide a recognition award with a value equivalent to approximately five times his annual base salary. In addition, he will be entitled to certain facilitations regarding the purchase of vehicles manufactured by the Company.

With respect to Mr. Palmer, the above mentioned entitlements have been replaced with the right to receive a cash retention award, payable on a specified date after closing of the merger upon satisfaction of certain conditions. Mr. Palmer’s entitlement (1) replaced, effective as of the closing of the merger, his pre-merger LTI plan performance share units and restricted share units, vesting at closing of the merger as indicated above, calculated based on the value of such awards at the closing of the merger, (2) replaced certain other severance rights, with such portion of the retention award equal to two times his annual base salary, and (3) provide him a recognition award with a value equivalent to approximately two times his annual base salary, payable in 2023. The compensation of (1) and (2) above, valued at €14,592,264, was paid to Mr. Palmer after the closing of the merger and shown in Table 2.
Mr. Manley and Mr. Palmer are subject to a non-competition and non-solicitation of employees’ covenant, which continue two years and three years, respectively, following any termination of employment. Mr. Manley retired from the Company effective November 1, 2021.
Elements of Executive Director Remuneration
The table below provides a high-level summary of the core elements of the remuneration for our Executive Directors, as reflected in the Remuneration Policy which was approved by the shareholders at the 2021 Annual General Meeting.

	Key Features	Purpose and Link to Remuneration Objectives
Annual Base Salary	Market-based fixed cash compensation set competitively to approved multinational peer group	Reflects the Executive Director’s skills and experience, role and responsibilities, and personal contribution
Annual Cash Bonus	Incentive CEO to achieve key objectives on an annual basis Chairman is not eligible	Achievement of pre-established and challenging annual Company performance goals and targets
Share-based Compensation Awards
Incentive that is aligned to the business strategy and creation of shareholder value over the long-term.
Consists of 75% Performance Share Units (PSUs) based upon pre-established, challenging business objectives covering a three-year performance period
Consists of 25% Restricted Share Units (RSUs) that vest over a three-year period.
All Directors are subject to share ownership requirements

Enables Stellantis to offer internationally competitive compensation package to attract and maintain talent
Incentive to increase the long-term performance and success
Focuses on metrics that are aligned to strategy and creation of shareholder value
Vesting terms and ownership guidelines promote retention and a strong linkage to the long-term interests of shareholders

Exceptional Compensation	Reward exceptional circumstances as allowed in the Remuneration Policy and subject to Board approval	Allows the opportunity to link a reward to particular goals and objectives deemed extraordinary from the traditional incentive plan framework
Post-Retirement Benefits	Competitive defined contribution plan for the CEO. The Chairman participates in a retiree health care benefit plan	Recognizes competitive practices
Other Benefits	Executive Directors may receive usual and customary fringe benefits such as severance, company vehicles, security, medical insurance, tax preparation, financial consulting and tax equalization	Recognizes competitive practices

Base Salary
We provide competitive base salaries to compensate our Executive Directors for their primary roles and responsibilities, and to provide a stable level of annual compensation. Actual salary levels are based on the Executive Director’s role, level of responsibility, experience, individual performance, future potential and market value.

Executive Director	2021 Annual Base Salary
John Elkann, Board Chair	$1,000,000
Carlos Tavares, Chief Executive Officer	€2,000,000
2021 STELLANTIS ANNUAL INCENTIVE PLAN
Our performance-based annual bonus program, the Stellantis Annual Incentive Plan (SAIP), is a cash-based plan intended to motivate and reward employees based on annual Company-wide performance that drives shareholder value.
The SAIP covers approximately 60,500 employees, including our CEO. Note that the Board Chair is not eligible for the SAIP. The SAIP target opportunity for our Executive Directors is shown below:

Executive Director	2021 Annual Incentive Target Opportunity (as a % of base pay)
John Elkann, Board Chair	Not Eligible
Carlos Tavares, Chief Executive Officer	200%
The SAIP allows the CEO to earn from 50% (attaining threshold performance) to 200% (attaining maximum level of performance) of his target incentive opportunity. Performance below the threshold will result in a zero payout for that particular metric.

All performance-related goals were approved by the Remuneration Committee before the end of the first quarter of 2021. Goals include both financial and strategic goals important for the Company to achieve during the integration of FCA N.V. and Groupe PSA amid the COVID-19 pandemic and headwinds facing the automotive industry from the unfilled semiconductor orders. The 2021 SAIP also included payout triggers whereby if not met during the performance year, no bonus is payable regardless if the other performance financial or business metrics would provide a bonus.
The framework for the 2021 SAIP Performance metrics is as follows:

Payout Triggers : Must meet minimum level of achievement to consider any SAIP payout
Free Cash Flow	Positive Free Cash Flow (Industrial) for 2021
CO2 Emissions	Must comply with European Corporate Average Fuel Economy (CAFE) throughout all of 2021

SAIP Metrics	Weighting	Definition
Adjusted Operating Income (AOI)	25%	Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. AOI, for the SAIP metric, also excludes any adjustments from purchase accounting.
Industrial Free Cash Flow	25%
Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less:
cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities, contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. See “Non-GAAP Financial Measures” for the full description of this measure.

Synergies (less implementation costs)	30%
Crucial goal to deliver value from the merger between FCA and PSA Groupe. Measuring synergies will exclude implementation costs, according to integration methodologies for consistency and considered on a cash basis

Quality	20%	Measured by two product quality rates and two service quality customer satisfaction scores/index
In 2021, the Company achieved the payout triggers with a positive free cash flow and compliance with CAFE, as defined above, throughout 2021. As a result, the amount of the 2021 SAIP payable to the CEO was determined as follows:

SAIP Performance Metric	Weight	Threshold	Target	Maximum	Actual	SAIP Result
Adjusted Operating Income	25%	<5.3%	6.6%	7.5%	10.3%	200%
Industrial Free Cash Flow	25%	<€3bn	€3.5bn	€4.9bn	€6.1bn	200%
Synergies	30%	<€0.7bn	€0.9bn	€1.1bn	€3.2bn	200%
Quality – 4 metrics	20%	ND*	ND*	ND*	ND*	139.5%
Total Payout Percentage:						187.9%
____________________________________________________________________________________________________
* Quality metrics information is deemed to be commercially sensitive information and the Company has therefore decided to not disclose the specific performance ranges and realizations on the four quality metrics. The above result of 139.5% represents the average of the four equally weighted metrics (one metric below target performance and the three other metrics above target performance).

The performance results determine the amount of the SAIP award for the CEO by multiplying the Base Pay by 200% (SAIP Target Opportunity Level) and the payout percentage above. The table below provides the payout of the CEO’s 2021 SAIP relative to the incentive plan’s performance/payout range

	Base Salary	Annual Cash Bonus Range				Actual 2021 SAIP Payout
		Below Threshold	Threshold	Target	Maximum
Carlos Tavares	€2,000,000	€ 0	€2,000,000	€4,000,000	€8,000,000	€7,516,000
2021 LONG-TERM INCENTIVE PLAN
The Remuneration Policy and a new LTI plan design was approved by shareholders at the April 15, 2021 Annual General Meeting. The design incorporates annual rolling grants directly linked to a three-year performance period.
The LTI plan covers approximately 1,600 employees, including our Executive Directors. The LTI plan target opportunity for our Executive Directors is determined as a percentage of base pay as shown below:

Executive Director	2021 Long-Term Incentive Target Opportunity (as a % of base pay)
John Elkann, Board Chair	300%
Carlos Tavares, Chief Executive Officer	600%
The annual LTI plan award value consists of 75% of performance share units (PSUs) and the other 25% through restricted stock units (RSUs). PSUs are subject to the achievement of predetermined performance and strategic long-term business objectives covering a three-year period. RSUs are time-based, retentive awards where the value of the RSU award fluctuates based on stock price performance. Each PSU and RSU award cliff vests for three years.
The actual payout of performance share units depends on meeting strategic, long term Company performance goals:
•Relative Total Shareholder Return (TSR) - weighted 40%
•Merger synergies less implementation costs – weighted 40%, and
•CO2 emissions reduction – weighted 20%
The relative TSR Metric constitutes a market performance condition relative to eleven of the larger OEMs (“TSR Peer Group”) and a payout scale subject to certain thresholds depending on the stock price appreciation plus dividends and any other shareholder distribution over each cumulative performance period of the Company in comparison with the companies forming part of the TSR Peer Group. The table below shows the payout scale for the relative TSR metric over the three-year performance period:

Stellantis Rank	Payout as a Percent of Target
1st	200%
2nd	175%
3rd	150%
4th	125%
5th	100%
6th	75%
7th	50%
8th	25%
Below 8th	0% - No Payout

The TSR Peer Group consists of Volkswagen AG, Toyota Motor Corporation, Daimler AG, General Motors Company, Ford Motor Company, Honda Motor Co. Ltd., BMW Group, Nissan Motor Corporation, The Hyundai Motor Company, Renault SA, and Kia Motors Corporation.
The metric related to merger synergies less implementation costs on a cash basis, excluding costs related to the transaction, provides for a 50% payout of the target amount and shall be met if the Company reaches 80% of the synergy target, up to a maximum of 100% payout at target achievement.
The CO2 emissions reduction metric has two components equally weighted: Europe Corporate Average Fuel Economy (CAFE) Compliance and a goal to increase the percentage of electrical vehicle nameplates in the market. For a payout to occur under the Europe CAFE Compliance, the Company must remain compliant in each of 2021, 2022 and 2023 calendar years. If the Company misses in any one year, there will be no payout for this metric. The target for the electrification of vehicle nameplates is based on the availability of battery electric vehicles, plug-in hybrid electric vehicles, and hybrid electric vehicles in the U.S. and European markets. A payout of 50% will occur when 80% of the target is achieved, up to a maximum of 100% payout at target achievement.
CEO TRANSFORMATION INCENTIVE 2021-2025
In 2021, Stellantis launched its critical strategy to transform itself to a global mobility tech company – emphasizing the electrification and software of its vehicles.
Given the challenges that the automotive industry is facing with the transformation in global mobility, technology and the electrification of vehicles, and in recognition of Mr. Tavares’ essential role in leading Stellantis through the merger, on June 30, 2021, as provided under the terms of the Remuneration Policy, the Remuneration Committee recommended, and the Board approved, a one-time transformation incentive for the CEO. The design of the incentive, through the Remuneration Committee’s comprehensive and thoughtful consideration, reflects direct alignment between the Company’s direction of delivering value to Shareholders through accelerating synergies within the critical merger and integration period while successfully positioning the Company as a global leader in the innovation and transformation of electrification of mobility in the industry.
The transformation incentive consists of a cash reward (“Transformation Incentive”) upon the achievement of significant and strategic innovation milestones over a five-year period and an equity reward (“Shareholder Return Incentive”) based on creating shareholder value through stock appreciation.
Transformation Incentive
Provides 250,000 performance cash units (PCUs) with a target value of €25,000,000. The amount of the incentive is determined upon the achievement of up to seven (7) key innovative milestones in the development and execution of software engineering advancements and vehicle electrification by December 31, 2025 and set the foundation for the transformation strategy to a sustainable mobility tech company. No incentive is paid until the second milestone is achieved. The performance-based vesting conditions, as determined by the Remuneration Committee, are as follows:

Innovative Milestone Achieved during the 5-year Performance Period	Cash Award (percentage of Target Value)
0-1	0% - No Payout
2	20%
3	40%
4	80%
5	120%
6	160%
7	200%
Any cash award will be paid after the respective vesting and achievement of the milestone(s) as reviewed and approved by the Remuneration Committee. The CEO must remain in continuous employment with the Company throughout the achievement of each milestone.
Shareholder Return Incentive
Provides an equity grant of 1,000,000 performance share units (PSUs) to the CEO, based on the absolute total shareholder return (TSR) from the merger date to December 31, 2025. Payout of the incentive is based on the table below:

Share price appreciation from Merger Date to December 31 2025	Number of PSUs awarded (percentage of Award Grant)
Below 80%	0% - No Payout
80%	100%
100%	200%
The absolute TSR is measured using the average split-adjusted closing price per share over sixty (60) consecutive trading days measured against the average split-adjusted closing price per share over twenty (20) consecutive trading days from January 18, 2021. The share price is measured using the share price reported on the Euronext Milan exchange.
To receive any incentive, the CEO must remain continuously employed with the Company through January 17, 2026. If the performance metric is satisfied during the five-year period, the PSUs will vest on January 17, 2026 with 50% of any payout subject to an additional two-year holding period.
Other Benefits
Retirement Plan: The CEO participates in a defined contribution plan. The Company makes annual contributions equal to 25% of base salary and annual bonus paid to his retirement account. Fifty percent of the contribution shall be attributable to tax payment and the remaining fifty percent directly to his retirement fund. The Board Chair does not participate in a retirement plan sponsored by the Company.
Health Care: The CEO participates in the same health care plan as other local based salaried employees. The Company provides health care coverage for the Board Chair and is eligible for a retiree healthcare plan as provided to other executives in Italy which provides for a reimbursement of a portion of health care costs incurred in retirement. Both Executive Directors participate in a comprehensive annual physical exam annually.
Severance Benefits: Pursuant to a service agreement between the CEO and the Company and in accordance to limits of Dutch Civil Code, a severance benefit equal to one-year’s base salary would be provided in the event of termination of employment by the Company without cause.
Detail and compensatory value of the above and other benefits and/or perquisites provided or paid in 2021 are included in Table 1 of this Remuneration Report.

Share Plans Grant to Directors
The following table provides an overview of the share plans held by Executive Directors for the year ended December 31, 2021:

Name of Director, Position	Type of Plan	Performance Period	Grant Date	Number of Units Granted	Fair Market Value at Grant Date(3)	Vesting Date	End of Holding Period(4)	Opening Balance - January 01, 2021	Shares Granted	Dilution(5)	Shares Vested(6)	Closing Balance	Long Term Incentive Expense
ELKANN, John Phillip, Chairman	2019 LTI RSU(1)	2019- 2021	May 15, 2019	558,480	7,376,023	May 1, 2020 May 1, 2021 May 1, 2022		412,430	—	152,780	308,020	257,190	4,002,115
	2020 LTI RSU(1)	2020-2022	May 1, 2020	382,560	2,968,739	May 1, 2023	May 1, 2025	382,560	—	94,546	—	477,106	1,760,716
	2021 LTI RSU	2021-2023	April 15, 2021	42,580	618,558	May 15, 2024	May 1, 2026	—	42,580	—	—	42,580	111,717
	2021 LTI PSU	2021-2023	April 15, 2021	127,900	1,970,632	May 15, 2024	May 1, 2026	—	127,900	—	—	127,900	398,434

TAVARES, Carlos CEO	2017 LTI RSU	2017-2019	April 10, 2017	130,000	1,998,880	April 15, 2020 April 15, 2021		65,054		55,865	120,919	—	1,035
	2018 LTI RSU	2018 - 2020	April 9, 2018	130,000	2,568,800	April 10, 2021 April 10, 2022		130,000		111,836	120,918	120,918	232,437
	2019 LTI RSU	2019- 2021	May 20, 2019	130,000	2,299,440	May 23, 2022 May 23, 2023		110,591	—	94,969	—	205,560	490,648
	2020 LTI RSU	2020-2022	May 11, 2020	80,000	826,880	May 11, 2023		77,815	—	66,823	—	144,638	224,907
	2021 LTI RSU	2021-2023	April 15, 2021	204,180	2,956,526	May 15, 2024	May 15, 2026	—	204,180	—	—	204,180	535,708
	2021 LTI PSU	2021-2023	April 15, 2021	612,700	9,484,596	May 15, 2024	May 15, 2026	—	612,700	—	—	612,700	1,908,682
	2021 CEO PSU(2)	2021-2026	June 28, 2021	1,000,000	19,560,000	January 17, 2026	January 17, 2028	—	1,000,000	—	—	1,000,000	2,175,947
	2021 LTI RSU(7)	2021-2023	October 1, 2021	10,190	143,068	October 1, 2024	May 1, 2026	—	10,190	—	—	10,190	2,243
____________________________________________________________________________________________________
(1) Consistent with the treatment approved by the Board of Directors and approved by the shareholders as part of their approval of the merger and as set forth in the Combination Agreement, unvested PSU units from the 2019 and 2020 grants were converted to unvested RSU units. The fair market value at grant date for these awards is as previously reported in prior years FCA N.V. Remuneration Reports
(2) CEO Transformation Incentive 2021 - 2025 Award provided under the terms of the Remuneration Policy and approved by the Board
(3) Fair market value at grant date is calculated as described in the Note 19 - Share Based Compensation within the Consolidated financial statements included elsewhere in this report.
(4) In 2019, the Board approved holding requirements for Executive Directors effective for grants issued after January 1, 2020. The grant issued in 2019 is not subject to these holding requirements.
(5) The dilution adjustment for the Chairman relates to the common share dividends approved by the shareholders in 2021 (the Extraordinary Distribution as part of the FCA-PSA merger, the Faurecia Distribution, and the Extraordinary Distribution). The dilution adjustment for the CEO relates to the buyback and cancellation of Peugeot S.A. shares held by Dongfeng. To ensure economic neutrality, these adjustments resulted in an increase in the number of units granted to LTI plan participants pursuant to the terms of the respective equity plans.
(6) The fair market value of the shares that vested during 2021 for the Chairman was €4,465,436 and the fair market value of the shares that vested during 2021 for the CEO was €3,603,371.
(7) Amount reflects additional RSUs pursuant to the €1 billion extraordinary distribution on Stellantis common shares, contemplated by the combination agreement and approved at the Annual General Meeting of Shareholders of Stellantis held on April 15, 2021. Additional details can be found in Note 19 – Share Based Compensation within the Consolidated financial statements included elsewhere in this report.
NON-EXECUTIVE BOARD OF DIRECTORS COMPENSATION
Remuneration of Non-Executive Directors is set forth in the Remuneration Policy. Non-Executive Directors receive cash retainers; they do not receive Board meeting fees. Non-Executive Directors are not eligible for variable compensation and do not participate in any incentive plans based on Company performance. Non-Executive Directors are eligible to receive one vehicle rotated annually and discounts on purchases and leases of vehicles (same discounts for eligible employees). Vehicle benefits are subject to taxes for imputed income.

Current annual remuneration for the non-executive directors is shown in the table below:

Non-Executive Director Remuneration
Annual cash retainer:	€ 200,000
Additional retainer for Senior Independent Director:	€ 50,000
Additional retainer for Audit Committee Chair:	€ 25,000
Additional retainer for Audit Committee membership:	€ 10,000
Additional retainer for other Committee Chairs:	€ 10,000
Additional retainer for other Committee membership:	€ 5,000
OTHER REMUNERATION MATTERS
Compliance with Remuneration Policy
The remuneration paid to Executive and Non-Executive Directors for 2021 was done in line with the Remuneration Policy approved by Shareholders at the April 15, 2021 Annual General Meeting. We refer to the paragraphs on the Elements of Executive Director Remuneration, Base Salary, 2021 Stellantis Annual Incentive Plan, Long Term Incentive Plan and CEO Extraordinary Award, more detailed information on how the remuneration in the Remuneration Report contribute to the long-term performance of the Company.
Derogations and deviations from Remuneration Policy
As provided under the Remuneration Policy, the Board, upon recommendation of the Remuneration Committee, agreed to deviate from the policy in 2021. The Board had determined that the CEO’s experience and leadership to drive value from the merger between FCA and PSA and the development and execution of the Company’s long-term strategy towards mobility and electrification of vehicles, is crucial to the long-term prospects and sustainability of the Company. As a result, the Board agreed to provide an exceptional incentive award to the CEO aligning to the Company’s success and value for shareholders and other stakeholders.
Terms of Engagement
The CEO is employed by the Company on the basis of a service agreement for a five-year period ending on April 15, 2026, subject to any earlier termination by either party, and can terminate the employment relationship at any time. The Company and the Board Chair has entered an agreement which continues for an indefinite term, subject to shareholder approval and Company governing documents. Additional details regarding remuneration for the Executive Directors can be found in this Report and in the Remuneration Policy.
Retention Awards
The success of the merger was based on the Company’s ability to retain a number of its employees, including the CEO, who are directly involved with the merger and integration process and have skills that are highly sought after in a competitive market and essential to success of the operations.
Being aware of the need to retain key talent necessary for the success of the merger and integration, Groupe PSA shareholders approved a retention award of €1,700,000 (equal to one year’s base salary prior to the merger) for the CEO at the General Meeting held on June 25, 2020 which was paid in 2021 and shown in Table 1 of this Report.
Retention awards for the executive directors of FCA N.V. were disclosed in the 2020 Remuneration report and payments paid in 2021 are shown in Table 1 of this Report.
Restrictive Covenants
Pursuant to the services agreement between the CEO and the Company, the CEO is subject to a non-competition restriction for a period of one year following termination of employment. A customary provision regarding confidentiality is also included in the services agreement.

Stock Ownership and Retention Guidelines
Our Board recognizes the critical role that executive stock ownership and retention has in aligning the interests of management with those of shareholders. In 2021, the Board approved stock ownership and retention guidelines for Executive Directors and Non-Executive Directors.
The Chairman and CEO are subject to stock ownership guidelines which require owning shares with an aggregate value of not less than six (6) times base salary. Non-Executive Directors are required to own shares with an aggregate value of not less than one year of the retainer fee. All are required to meet their required level of ownership within five years. As of December 31, 2021, the Executive Directors have satisfied the stock ownership guideline requirement.
The Chairman and CEO are required to retain one hundred percent (100%) of net, after-tax shares of Common stock issued upon vesting and settlement of any equity awards granted until the fifth (5th) anniversary of the grant date of such award.
Clawback Policy
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. Pursuant to the terms of the Equity Incentive Plan (“EIP”), the Company may recover, or clawback, incentive compensation, including the ability to retroactively adjust if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In the financial year 2021, no situation occurred which variable remuneration has been, or had to be, reclaimed.
Insider Trading Policy / Security Hedging Provisions
The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The insider trading policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The insider trading policy also restricts trading by specified individuals to defined window periods which follow the Company’s earnings releases.
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals to whom the policy applies from engaging in a short sale of the Company's or its subsidiaries' securities and derivatives (such as options, puts, calls, or warrants).
Internal Pay Ratios and Comparative Information
The Remuneration Committee considers internal pay ratios within the Company when setting the Executive Directors’ compensation. In line with the guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the CEO pay ratio and five-year average employee compensation are to be disclosed in the annual Remuneration Report.
To meet the five-year trend of average employee compensation requirement, total personnel costs reported in the annual report less any Executive Director compensation divided by the average headcount reported in the annual report less any Executive Directors who are included in the total average headcount was utilized and is illustrated in the tables below.
For purposes of providing historical information, the information included in the table below for years 2017 through 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes personnel cost and average number of employees of FCA N.V. prior to the merger:

Employees excluding Executive Directors	2017(1)	2018(1)	2019(1)	2020(1)	2021	5 years average
Personnel cost (€ billion)	11.7	11.7	11.4	10.3	17.1	12.4
Average number of employees	197,038	203,120	198,770	191,703	292,432	216,613
Average employee compensation (€)	59,379	57,601	57,353	53,729	58,475	57,308
____________________________________________________________________________________________________
(1) These amounts reflect those reported in 2020 Remuneration Report
For purposes of providing a five-year trend of the CEO’s pay ratio, the information included in the table below for years 2017 through 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes CEO compensation and average employee compensation of FCA N.V. prior to the merger:

	2017(1)	2018(1)	2019(1)	2020(1)	2021(2)	5 years average
CEO compensation (€)	15,209,696	13,946,984	13,280,913	11,729,558	17,435,507	14,324,132
Average employee compensation (€)	59,379	57,601	57,353	53,729	58,475	57,308
CEO Pay Ratio	256	242	232	218	298	249
____________________________________________________________________________________________________
(1) These amounts reflect those reported in 2020 Remuneration Report
(2) CEO Compensation used to calculate the CEO pay ratio excludes the retention award of €1,700,000 reported in Table 1 “Other Compensation”
Excluding the retention award reported as Other Compensation of €1,700,00 and the Long Term Incentive expense included in Table 1 relating to the CEO Transformation Incentive of €2,175,947 would result in a CEO pay ratio of 261.
In accordance with the guidance provided under the Dutch Corporate Governance Code, further pay ratios including scenario analysis reflecting incentive plan performance were conducted between the CEO and senior management. Considering base salary and incentive opportunities (both short-term and long-term incentives), the CEO pay ratio ranged from 3.6 to 8.
Comparative Table over Remuneration and Company Performance
In line with guidance provide under the Dutch Corporate Governance Code and the Dutch Civil Code, the performance of the Company, the remuneration of each Director and the average employee compensation other than directors from 2017 to 2021 financial years is disclosed in the following table. For purposes of providing historical information, the information included for years 2017 through 2020 is what was reported in the FCA N.V. 2020 Remuneration Report.

Company Performance	2017(1)	2018(1)	2019(1)	2020(1)	2021
Net revenues (€ million)	€105,730	€110,412	€108,187	€86,676	€149,419
Net profit/(loss) from continuing operations (€ million)	€3,291	€3,330	€2,700	€24	€13,218
Diluted earnings/(loss) per share from continuing operations (€)	€2.11	€2.12	€1.71	€0.02	€4.19
________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

Directors Remuneration	Position	2017(1)	2018(1)	2019(1)	2020(1)	2021
	€
ELKANN, John Philipp(2)	Chairman	€2,175,810	€3,118,489	€3,849,946	€2,391,177	€7,865,093
TAVARES, Carlos	CEO					19,153,507
PEUGEOT, Robert	Director					203,782
AGNELLI, Andrea	Director	179,501.00	169,355	180,157	45,888	226,135
CASTRIES, Henri de	Director					273,725
CICCONI, Fiona Clare	Director					208,061
DUFOURcq, Nicolas	Director					—
GODBEHERE, Ann Frances	Director					208,061
MARTELLO, Wan Ling	Director					228,458
SAINT-EXUPERY, Jacques	Director					198,436
SCOTT, Kevin	Director					203,498
MARCHIONNE, Sergio	Former CEO	15,209,696	10,966,555			26,080,067
MANLEY, Michael	Former CEO	—	2,980,429	13,280,913	11,728,558	311,823
PALMER, Richard	CFO	—	—	4,035,288	4,471,542	14,743,378
ABBOTT, John	Former Director	—	86,677	178,655	43,755	8,456
BRANDOLINI D'ADDA, Tiberto	Former Director	179,501	170,429	180,968	44,691	9,169
EARLE, Glenn	Former Director	214,884	204,682	215,649	71,635	8,387
MARS, Valerie	Former Director	198,094	190,100	208,529	60,903	11,872
SIMMONS, Ruth J.	Former Director	190,094	180,505	99,835	—	—
THOMPSON, Ronald L.	Former Director	216,510	205,909	220,524	58,231	14,611
VOLPI, Michelangelo A.	Former Director	90,733	173,588	189,409	52,369	12,198
WHEATCROFT, Patience	Former Director	204,141	193,875	204,284	59,690	8,723
ZEGNA, Ermenegildo	Former Director	€196,273	€191,242	€205,626	€68,037	€224,479
________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in 2020 Remuneration Report
(2) The Chairman’s 2021 remuneration includes the Long Term Incentive expense relating to the conversion of unvested PSU units from the 2019 and 2020 grants to unvested RSU units consistent with the treatment approved by the Board of Directors and by the shareholders as part of their approval of the merger as set forth in the Combination Agreement

Average employee compensation	2017(1)	2018(1)	2019(1)	2020(1)	2021
Average employee compensation	€59,379	€57,601	€57,353	€53,729	€58,475
________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of its management, including the Chief Executive Officer and Chief Financial Officer, Stellantis conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2021 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Stellantis’ disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Stellantis’ Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to Stellantis management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
Stellantis has designed a system of internal control over financial reporting based on the model provided in the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework for Internal Controls, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. A periodic evaluation of the system of internal control over financial reporting is designed to provide reasonable assurance regarding the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.
The approach adopted by Stellantis for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
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

Management's Report on Internal Control over Financial Reporting
Stellantis management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Stellantis internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and the preparation and presentation of financial statements in accordance with IFRS. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger. On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, January 17, 2021 is the acquisition date for the business combination.

Prior to the merger, PSA was not previously subject to Section 404 of Sarbanes Oxley Act (“SOX”). With FCA N.V. being the surviving legal entity in the merger, FCA N.V. internal control over financial processes have been redesigned for Stellantis N.V.. Given the size, complexity and magnitude of the merger, management concluded there was insufficient time to complete its assessment of the internal control over financial reporting.
Our management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. The scope of management’s assessment of internal control over financial reporting excluded the operations of PSA, which represented approximately 33% of net revenues and 35% of total assets, as reported in our Consolidated Financial Statements as of and for the year ended December 31, 2021.
Management assessed the effectiveness of Stellantis internal control over financial reporting as of December 31, 2021, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by COSO. Based on that assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2021.

Changes in Internal Control
As described in more detail under ‘Management’s Report on Internal Control Over Financial Reporting’ above, the Stellantis merger was completed on January 16, 2021, which represented a change in internal control over financial reporting. Prior to the merger, PSA was not subject to SOX, and therefore was not required to design or maintain its controls in accordance with Exchange Act Rule 13a-15(f) prior to the merger. Our management will continue to evaluate internal control over financial reporting as we execute the integration activities and develop internal control over financial reporting for Stellantis to incorporate both legacy companies in 2022.

In connection with the merger, as of December 31, 2021, the internal controls for FCA N.V. related to the processing and recording of certain transactions and the related IT general controls remain materially unchanged. Management is continuing to consolidate and integrate a system of controls for Stellantis. The processes and controls for significant areas including business combinations, goodwill valuations, income taxes, treasury, consolidations, the preparation of financial statements and related disclosures, and entity level controls have been substantially impacted by the ongoing integration activities. The primary changes in these areas are related to the consolidation of process owner leadership and control owners, and where required, the modification of inputs, processes and associated systems. For all areas of change noted, management believes the control design and implementation thereof have been appropriately modified to address underlying risks.
Other than changes that have and may continue to result from the integration activities noted above, there has been no other change in our internal control over financial reporting during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V. (formerly, Fiat Chrysler Automobiles N.V.)
Opinion on Internal Control over Financial Reporting
We have audited Stellantis N.V.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Stellantis N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on the COSO criteria.
As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Peugeot S.A. (“PSA”), which is included in the 2021 Consolidated Financial Statements of the Company and constituted approximately 33% of net revenues and 35% of total assets, as reported in the Consolidated Financial Statements as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of PSA.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Stellantis N.V. as of December 31, 2021, and the related consolidated income statement, statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes, and our report dated February 25, 2022 expressed an unqualified opinion thereon.
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
/s/ EY S.p.A.
Turin, Italy
February 25, 2022

FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
STELLANTIS N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V. (formerly, Fiat Chrysler Automobiles N.V.)
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Stellantis N.V. and subsidiaries (the Company) as of December 31, 2021, and the related consolidated income statement, statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2021, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We also audited the adjustments described in Note 3 that were applied to restate the 2020 and 2019 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2020 and 2019 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 and 2019 consolidated financial statements taken as a whole.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
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

Accounting for the reverse acquisition of Fiat Chrysler Automobiles N.V.
Description of the Matter
In January 2021, the business combination of Peugeot S.A. (PSA) and Fiat Chrysler Automobiles N.V. (FCA) was completed. Based on the assessment of the indicators provided by IFRS 3 Business Combinations, management determined that PSA was the acquirer for accounting purposes. The reverse acquisition was accounted for as a business combination and the consideration transferred was €19,837 million, as disclosed in Note 3 to the consolidated financial statements. The Company allocated the consideration transferred primarily to the fair value of brands, capitalized development expenditures, property, plant and equipment and goodwill.
Auditing management's determination of the accounting acquirer, which is the key factor impacting reverse merger accounting, as well as allocation of consideration transferred involved especially subjective and complex judgements. In particular, the estimation required in determining the fair value of brands, capitalized development expenditures and property, plant and equipment was based on complex valuation models, which are sensitive to underlying significant assumptions. The significant assumptions used within the valuation models included volumes, revenues, margin, royalty rates, discount rates and economic obsolescence tests of the assets. These significant assumptions are forward looking and could be affected by future economic and market conditions.
The accounting for the reverse acquisition of Fiat Chrysler Automobiles N.V. involves complexity and judgement and is therefore considered as a critical audit matter.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for the reverse acquisition of FCA, including controls over management’s review of the valuation model, the completeness and accuracy of the data used within the valuation model and of the underlying significant assumptions used to develop such fair value measurement estimates.
We assessed management's identification of PSA as the accounting acquirer against the requirements in IFRS 3 to identify an acquirer and key terms in the combination agreement. Furthermore, to test the fair value of the Company's brands, capitalized development expenditures and property, plant and equipment, our audit procedures included, among others, evaluating the Company's valuation model, the methodology and the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting such assumptions and estimates. We involved valuation specialists to assist with our assessment of the valuation model and the test of economic obsolescence of the assets. These valuation specialists also assessed the reasonability of certain significant assumptions, including the royalty rates and the discount rates, against market observable information. In addition, we compared volumes with those forecasted in the automotive industry market research reports, as well as the corresponding revenue and margin with actual revenue and margins of other vehicles from the same brand and/or segment. We have evaluated the adequacy of the related disclosures in the consolidated financial statements.

Provision for North America product warranty and recall campaigns
Description of the Matter
At December 31, 2021, the provisions for product warranty and recall campaigns amounted to €8,222 million with the most significant amounts related to the North America region. The Company establishes provisions for product warranty obligations, including the estimated cost of service and recall actions in the North America region, at the time the vehicle is sold. The estimated future costs of these actions, which are recorded in cost of revenues in the consolidated income statement, are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. The disclosures on warranty provisions are included in notes 2 and 21 to the consolidated financial statements.
Auditing management’s provision for product warranty and recall campaign was complex due to the judgment required to develop assumptions around future costs to be incurred for warranty provisions. The complexity is driven by numerous uncertainties, especially related to the North America region’s warranty and campaign provisions, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. Due to the significance, the uncertainty, and potential volatility of these estimated future costs and other factors, changes in assumptions used could materially impact the Company’s consolidated financial statements and is therefore considered a critical audit matter.

How We Addressed the Matter in Our Audit
The procedures designed to address the matter in our audit included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s warranty process.
We involved actuarial specialists to assist us to evaluate and test the Company's methodology and the assumptions developed by management in determining the warranty provisions. With the assistance of the actuarial specialists, we performed sensitivity analyses and independently calculated a range of probable outcomes for the North America product warranty and recall campaigns provision. We compared current year developments against expectations. We performed other audit procedures to evaluate the data applied in the model including, among others, (i) tested warranty payments made in the year and (ii) obtained external third-party confirmations in respect of the completeness and accuracy of current year claims. We assessed the adequacy of the disclosures in the consolidated financial statements.

Recoverability of non-current assets with definite useful lives with reference to Enlarged Europe
Description of the Matter
At December 31, 2021, the non-current assets with definite useful lives amounted to €52,123 million. Non-current assets with definite useful lives include property, plant and equipment (€35,488 million) and intangible assets (€16,635 million), and also include assets historically recorded by Peugeot-Citroen-DS (PCD) in Europe. Intangible assets with definite useful lives mainly consist of capitalized development expenditures. The Company reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined at the cash generating unit (CGU) level. The disclosures on non-current assets with definite useful lives are included in notes 2, 10 and 11 of the consolidated financial statements.
Auditing management’s assessment of the recoverability of non-current assets with definite useful lives in Enlarged Europe for PCD was complex and judgmental due to the significance, the uncertainties and potential volatility involved in the forecast volumes and margins, which may be affected by regulatory changes as well as changes in the expected costs of implementing electrification. Changes in the assumptions used could potentially materially affect the recoverability of such non-current assets with definite useful lives. Therefore, this matter is considered to be a critical audit matter.

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
To test the determination of the recoverable amount of the CGUs, we involved valuation specialists to assist in evaluating the methodology used by the Company, including the impairment test model developed and the discount rates (Weighted Average Cost of Capital) applied. With the assistance of our valuation specialists, we performed independent calculations and sensitivity analyses over key assumptions for each CGU. We evaluated the key assumptions applied in determining the recoverable amount and evaluated the CGUs identified, tested the allocation of assets to the carrying value of each CGU and assessed the cash flow forecasts for each CGU, in particular by comparing volumes with those forecasted in the automotive industry market research reports and revenue and margins with those actual of other vehicles from the same brand and/or segment. We assessed the reasonability of management’s assumptions on the Company’s electrification transition and the impact thereof on the cash flows used in determining the cash flows of the CGUs. We evaluated the historical accuracy of the Company's forecasts by comparing to actual results. We evaluated the adequacy of the disclosures in the consolidated financial statements.

/s/ EY S.p.A.
We have served as the Company’s auditor since 2021.
Turin, Italy
February 25, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Board of Directors and Shareholders of
Stellantis N.V. (formerly, Fiat Chrysler Automobiles N.V.)
Opinion on the Financial Statements
We have audited, before the adjustments described in Note 3, the accompanying consolidated statement of financial position of Peugeot S.A. and subsidiaries (“Groupe PSA”, the predecessor accounting entity) as of December 31, 2020, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the adjustments described in Note 3, present fairly, in all material respects, the financial position of Groupe PSA as of December 31, 2020, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We were not engaged to audit, review or apply any procedures to the adjustments described in Note 3 that were applied to restate the 2020 and 2019 consolidated financial statements and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by EY S.p.A.
Basis for Opinion
These consolidated financial statements are the responsibility of Stellantis N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stellantis N.V. and the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ MAZARS	/s/ ERNST & YOUNG et Autres
We have served as Peugeot S.A.’s auditor from 2005 to 2021.	We have served as Peugeot S.A.’s auditor from 2011 to 2021.
Paris La Défense,
March 4, 2021

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31,
	Note	2021	2020(1)	2019(1)
Net revenues	4	€149,419	€47,656	€58,993
Cost of revenues		119,943	38,250	46,625
Selling, general and other costs		9,130	3,923	4,922
Research and development costs	5	4,487	2,231	2,573
Gains/(Losses) on disposal of investments		(35)	174	119
Restructuring costs		698	416	1,337
Operating income		15,126	3,010	3,655
Net financial expenses	6	734	94	124
Profit before taxes		14,392	2,916	3,531
Tax expense	7	1,911	504	548
Share of the profit/(loss) of equity method investees	12	737	(74)	(62)
Net profit from continuing operations		13,218	2,338	2,921
Profit/(loss) from discontinued operations, net of tax	3	990	(315)	663
Net profit		€14,208	€2,023	€3,584

Net profit/(loss) attributable to:
Owners of the parent		€14,200	€2,173	€3,201
Non-controlling interests		8	(150)	383
		€14,208	€2,023	€3,584
Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€13,210	€2,353	€2,930
Non-controlling interests		8	(15)	(9)
		€13,218	€2,338	€2,921
Earnings per share:	28
Basic earnings per share		€4.64	€1.41	€2.05
Diluted earnings per share		€4.51	€1.34	€1.95

Earnings per share for Net profit from continuing operations:	28
Basic earnings per share		€4.32	€1.52	€1.88
Diluted earnings per share		€4.19	€1.45	€1.79
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31,
	Note	2021	2020	2019
Consolidated profit for the period		€14,208	€2,023	€3,584

Fair value remeasurement to cash flow hedges		149	107	(34)
of which, reclassified to the income statement		(98)	(32)	3
of which, recognized in equity during the period		247	139	(37)
Gains and losses from remeasurement of financial assets		6	—	—
of which, reclassified to the income statement		—	—	—
of which, recognized in equity during the period		6	—	—
Exchange differences on translating foreign operations		2,005	(377)	(166)
Income tax (expense) benefit		(54)	(31)	2
Share of Other comprehensive (loss) for equity method investees		(47)	(43)	14
Items relating to discontinued operations, net of tax		—	(337)	24
Amounts to be potentially reclassified to profit or loss	27	2,059	(681)	(160)

Actuarial gains and losses on defined benefit pension obligations		2,488	(117)	241
Share of Other comprehensive income for equity method investees		8	—	—
Income tax (expense) benefit		(729)	31	(4)
Items relating to discontinued operations, net of tax		—	(42)	(11)
Amounts not to be reclassified to profit or loss	27	1,767	(128)	226

TOTAL CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		€18,034	€1,214	€3,650
of which, attributable to equity holders of the parent		€18,020	€1,591	€3,261
of which, attributable to non-controlling interests		€14	€(377)	€389

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31,
	Note	2021	2020(1)
Assets
Goodwill and intangible assets with indefinite useful lives	9	€29,921	€6,327
Other intangible assets	10	16,635	8,694
Property, plant and equipment	11	35,488	15,983
Equity method investments	12	6,022	3,152
Non-current financial assets	13	607	412
Other non-current assets and prepaid expenses	16	6,266	2,095
Deferred tax assets	7	1,927	1,096
Tax receivables	16	105	—
Total Non-current assets		96,971	37,759
Inventories	14	11,361	5,366
Assets sold with a buy-back commitment		2,134	793
Trade receivables	16	2,998	4,923
Tax receivables	16	285	216
Other current assets and prepaid expenses	16	6,362	2,393
Current financial assets	13	1,903	935
Cash and cash equivalents	18	49,629	22,893
Assets held for sale	3	123	7
Total Current assets		74,795	37,526
Total Assets		€171,766	€75,285
Equity and liabilities
Equity	27
Equity attributable to owners of the parent		55,907	21,293
Non-controlling interests		400	2,580
Total Equity		56,307	23,873
Liabilities
Long-term debt	22	22,624	11,068
Other non-current financial liabilities	17	6	17
Other non-current liabilities	23	7,696	4,681
Non-current provisions	21	7,270	1,610
Employee benefits liabilities	20	8,065	1,463
Tax liabilities	23	567	312
Deferred tax liabilities	7	4,374	801
Total Non-current liabilities		50,602	19,952
Short-term debt and current portion of long-term debt	22	10,958	2,635
Current provisions	21	9,909	4,114
Employee benefit liabilities	20	684	50
Trade payables		28,181	15,955
Tax liabilities	23	546	128
Other liabilities	23	14,439	8,569
Other current financial liabilities	17	89	9
Liabilities held for sale	3	51	—
Total Current liabilities		64,857	31,460
Total Equity and liabilities		€171,766	€75,285
_______________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)

		Years ended December 31,
	Note	2021	2020	2019
Consolidated profit from continuing operations		€13,218	€2,338	€2,921
Adjustments for non-cash items:	30
depreciation and amortization		5,871	2,376	2,191
other non-cash items		77	81	331
provisions		(1,152)	(1,085)	31
change in deferred taxes		(654)	42	(27)
(gains) losses on disposals and other		(121)	(236)	52
Dividends received from, net of share in net result of equity method investments		(185)	373	285
Fair value remeasurement of cash flow hedges		22	99	21
Change in carrying amount of leased vehicles		358	(183)	22
Changes in working capital	15	1,212	1,300	1,003
Net cash from operating activities - discontinued operations		—	1,136	1,837
Net cash from operating activities		18,646	6,241	8,667
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies		161	359	39
Acquisitions of consolidated subsidiaries and equity method investments		(726)	(276)	(150)
Cash and cash equivalents of FCA at the Merger		22,514	—	—
Proceeds from disposals of tangible and intangible assets		295	171	95
Investments in property, plant and equipment and intangible assets		(8,687)	(2,733)	(3,544)
Change in amounts payable on property, plant and equipment and intangible assets		(1,426)	(217)	(123)
Net change in receivables from financing activities		(306)	37	(46)
Other changes		(36)	119	68
Net cash (used in) investing activities - discontinued operations		(3,115)	(1,359)	(2,357)
Net cash from (used in) investing activities		8,674	(3,899)	(6,018)
Distributions paid:
to Stellantis shareholders		(4,204)	—	(618)
to minority shareholders of subsidiaries		—	(2)	—
Proceeds from issuance of shares		243	2	4
(Purchases) sales of treasury shares		—	(163)	1
Changes in short-term debt and other financial assets and liabilities		(846)	529	(1,110)
Changes in long-term debt		4,106	978	1,166
Change in securities		(610)	686	(371)
Other changes		(55)	(5)	(22)
Net cash from (used in) financing activities - discontinued operations		—	1,091	729
Net cash from (used in) financing activities		(1,366)	3,116	(221)
Effect of changes in exchange rates		764	(397)	(20)
Increase (decrease) in cash from held for sale		18	—	—
Increase in cash		26,736	5,061	2,408
Net cash and cash equivalents at beginning of the period		22,893	17,832	15,424
Net cash and cash equivalents at end of the period	18	€49,629	€22,893	€17,832

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

			Revaluations - excluding non-controlling interests
	Share capital(1)	Retained earnings and other reserves(1)	Cash flow hedge reserve	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributa ble to Owners of the parent	Non-controlling interests	Total Equity
At January 1, 2019	€19	€17,413	€37	€—	€146	€(598)	€70	€17,087	€2,509	€19,596
Dividend distributions	—	(697)	—	—	—	—	—	(697)	(133)	(830)
Share-based compensation	1	43	—	—	—	—	—	44	8	52
Net profit	—	3,201	—	—	—	—	—	3,201	383	3,584
Other comprehensive income	—	—	(38)	—	231	(99)	(34)	60	6	66
Termination of Dongfeng repurchase agreement	—	(684)	—	—	—	—	—	(684)	—	(684)
Other changes(2)	—	63	—	—	—	—	—	63	(46)	17
At December 31, 2019	20	19,339	(1)	—	377	(697)	36	19,074	2,727	21,801
Faurecia distributions	—	44	—	—	—	—	—	44	262	306
Dividend distributions	—	—	—	—	—	—	—	—	(37)	(37)
Share-based compensation	—	41	—	—	—	—	—	41	10	51
Net profit	—	2,173	—	—	—	—	—	2,173	(150)	2,023
Other comprehensive income	—	—	75	—	(106)	(465)	(87)	(583)	(226)	(809)
Termination of Dongfeng repurchase agreement	—	446	—	—	—	—	—	446	—	446
Other changes(2)	—	98	—	—	—	—	—	98	(6)	92
At December 31, 2020	20	22,141	74	—	271	(1,162)	(51)	21,293	2,580	23,873
FCA - PSA merger	11	19,826	—	—	—	—	—	19,837	59	19,896
Faurecia loss of control and distribution	—	(2,883)	—	—	—	118	—	(2,765)	(2,457)	(5,222)
Distributions (not dividends)	—	(1,000)	—	—	—	—	—	(1,000)		(1,000)
Share-based compensation	—	221	—	—	—	—	—	221		221
Net profit	—	14,200	—	—	—	—	—	14,200	8	14,208
Other comprehensive income	—	—	95	6	1,759	2,000	(40)	3,820	6	3,826
Other changes(2)	—	271	30	—	—	—	—	301	204	505
At December 31, 2021	€31	€52,776	€199	€6	€2,030	€956	€(91)	€55,907	€400	€56,307
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 27 - Equity.
(2) Includes primarily the impact of the reduction in ownership of ARAMIS upon an IPO resulting in €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings at December 31, 2021. Refer to Note 27, Equity. Includes also €30 million (nil at December 31, 2020 and at December 2019) of deferred hedging gains transferred to inventory, net of tax.
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Principal activities
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the current members of the board of directors were appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis N.V. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. Stellantis N.V. was established as a public limited liability company (naamloze vennootschap), organized in the Netherlands, as the parent of Stellantis with its principal executive offices located at Taurusavenue 1, 2132LS, Hoofddorp, the Netherlands.
In 2021, the merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA is the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. will represent the historical financial statements of PSA. Refer to Note 3, Scope of consolidation, included elsewhere in these financial statements for additional detail.
Stellantis and its subsidiaries are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, metallurgical products and production systems. In addition, Stellantis is also involved in certain other activities, including (mainly captive) services, which represent an insignificant portion of its business.
Unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to “FCA”, “FCA N.V.” and “FCA Group” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to the “merger” refer to the merger between PSA and FCA completed on January 17, 2021 and resulting in the creation of Stellantis.
All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. Stellantis financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).
Stellantis has filed a list of subsidiaries and associated companies, prepared in accordance with Sections 379 and 414, Book 2, Dutch Civil Code, at the Dutch trade register of Amsterdam.

2.	Basis of preparation
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with the notes thereto, of Stellantis as of and for the year ended December 31, 2021 (“The Consolidated Financial Statements”) were authorized for issuance by the Stellantis Board of Directors on February 25, 2022 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of preparation
The Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
For the presentation of the Consolidated Income Statement, Stellantis uses a classification based on the function of expenses rather than based on their nature as it is considered more representative of the format historically used for internal reporting and management purposes and is consistent with international practice in the automotive sector.
Significant accounting policies
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Company had control. Control is achieved when the Company has power over the investee, when it was exposed to, or had rights to, variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date which control is achieved by the Company. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
The Company recognizes a non-controlling interest in the acquiree on a transaction-by-transaction basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of Other comprehensive income/(loss) are attributed to Equity attributable to owners of the parent and to Non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to Equity attributable to the owners of the parent and to the non-controlling interest even if this results in a deficit balance in Non-controlling interests.
Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of Equity attributable to owners of the parent and Non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in Equity attributable to the owners of the parent.
Subsidiaries are deconsolidated from the date on which control ceases. When the Company ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary if any and recognizes the fair value of any consideration received from the transaction. Any gain or loss is recognized in the Consolidated Income Statement. Any retained interest in the former subsidiary was then remeasured to its fair value.
All intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements.
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement which exist only when decisions about the relevant activities require the unanimous consent of the parties sharing the control.
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies.

Joint ventures and associates are accounted for using the equity method of accounting from the date joint control or significant influence is obtained. On acquisition, any excess of the investment over the share of the net fair value of the investee's identifiable assets and liabilities is recognized as goodwill and is included in the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Company’s share of the investee’s profit/(loss) in the acquisition period.
Under the equity method, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Company’s share of the investee’s profit/(loss) is recognized in the Consolidated Income Statement. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in Other comprehensive income/(loss) are recognized in Other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.
Unrealized gains arising on transactions between the Company and its joint ventures and associates are eliminated to the extent of the Company’s interest in the joint venture or associate. Unrealized losses are also eliminated unless the transaction provided evidence of an impairment of the asset transferred.
When the Company’s share of the losses of a joint venture or associate exceeds its interest in that joint venture or associate, the Company discontinues recognizing its share of further losses. Additional losses are provided for and a liability is recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.
The Company discontinues the use of the equity method from the date the investment ceases to be an associate or a joint venture, or when it is classified as available-for-sale.
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
The Company recognizes its related interest in the joint operation including: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.
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
A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale and (i) represents either a separate major line of business or a geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resell and the disposal involves loss of control.

Classification as a discontinued operation occurs upon disposal or, if earlier, when the asset or disposal group meets the criteria to be classified as held for sale. When the asset or disposal group is classified as a discontinued operation, the comparative information is reclassified within the Consolidated Income Statement and the Consolidated Statement of Cash Flows as if the asset or disposal group had been discontinued from the start of the earliest comparative period presented. In addition, when an asset or disposal group is classified as held for sale, depreciation and amortization ceased.
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
Foreign currency
The functional currency of the Company’s entities is the currency used in their respective primary economic environments. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies were translated at the exchange rate prevailing at the date of the Consolidated Statement of Financial Position. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those initially recorded, are recognized in the Consolidated Income Statement.
All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates as at the date of the Consolidated Statement of Financial Position. Income and expenses are translated into Euro on a monthly basis at the average exchange rate for each month. Translation differences arising from the application of this method are classified within Other comprehensive income/(loss) until the disposal of the subsidiary.
Average exchange rates for the period are used in preparing the Consolidated Statement of Cash Flows to translate the cash flows of foreign subsidiaries.

The principal exchange rates used to translate other currencies into Euro were as follows:

	2021		2020		2019
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (U.S.$)	1.183	1.133	1.139	1.227	1.119	1.123
Argentine Peso (ARS)(1)	116.360	116.360	103.252	103.252	67.254	67.254
Brazilian Real (BRL)	6.377	6.320	5.800	6.393	4.409	4.514
Canadian Dollar (CAD)	1.483	1.439	1.528	1.563	1.486	1.460
Swiss Franc (CHF)	1.082	1.033	1.070	1.080	1.112	1.085
Chinese Renminbi (CNY)	7.633	7.195	7.865	8.023	7.732	7.821
Turkish Lira (TRY)	10.453	15.100	7.906	9.113	6.353	6.684
Czech Koruna (CZK)	25.650	24.858	26.437	26.242	25.668	25.408
Pound Sterling (GBP)	0.860	0.840	0.889	0.899	0.877	0.851
Mexican Peso (MXN)	23.989	23.144	24.363	24.416	21.551	21.220
Polish Zloty (PLN)	4.566	4.599	4.442	4.560	4.297	4.259
Russian Ruble (RUB)	87.222	84.069	81.719	90.686	72.469	69.339
Japanese Yen (JPY)	129.848	130.380	121.666	126.490	122.028	121.940
______________________________________________________________________________________________________________________________
(1) From July 1, 2018 onwards, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.
Intangible assets
Goodwill
Goodwill represents the excess of the fair value of consideration paid in a business combination over the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized but was tested for impairment annually or more frequently if events or changes in circumstances indicated that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
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
Development expenditures
Development expenditures for vehicle production and related components, engines and production systems are recognized as an asset if all of the following conditions within IAS 38 – Intangible assets are met: (i) development expenditures can be measured reliably, (ii) technical feasibility of the product, projected volumes and pricing support the view that the development expenditure will generate future economic benefits and (iii) the intention to complete the intangible asset as well as the availability of adequate technical, financial and other resources for this purpose. Capitalized development expenditures include all costs that could be directly attributed to the development process. All other development expenditures are expensed as incurred.
Capitalized development expenditures are amortized on a straight-line basis from when the related asset is available for use, generally from the beginning of production, over the expected life cycle of the models (generally 5-7 years) or powertrains (generally 10-12 years) developed.
Refer to Note 2, Basis of Preparation; Recoverability of non-current assets with definite useful lives for additional information on the effects of climate change.

Other internally developed or purchased intangible assets, excluding development expenditures
The portion of development expenditures relating to software for internal use that corresponds to directly attributable internal or external costs necessary to create the software or improve its performance is recognized as an intangible asset when it is probable that these costs will generate future economic benefits. Other software acquisition and developments costs are expensed as incurred.
Other intangible assets (consisting principally of patents) are amortized on a straight line basis over the estimated useful life, not to exceed twenty years.
Property, plant and equipment
Cost
Property, plant and equipment is initially recognized at cost and included the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management and any initial estimate of the costs of dismantling and removing the asset and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increased the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is expensed to the Consolidated Income Statement.
Depreciation
During the years ended December 31, 2021, 2020 and 2019, assets depreciated on a straight-line basis over their estimated useful lives as follows:

Years
Buildings	33 - 40
Plant, machinery and equipment	2 - 25
Other assets	2 - 34
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. Only assets with a construction period of 12 months or longer are considered. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the years ended December 31, 2021 and 2020 was €262 million and €50 million, respectively.
Leases
As a Lessee
At the inception of a contract, the Company assesses whether the contract has, or contains, a lease. A contract has, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
This policy is applied to contracts entered into, or modified, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right-of-use asset
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located if required by the lease, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-of-use asset is determined based on the nature of the asset, taking into consideration the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain corresponding remeasurements of the lease liability.
Lease liability
The lease liability is initially measured at the present value of the lease payments that has not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate is not be readily determined, the Company's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as Stellantis specific factors contributing to Stellantis’ credit spread, including the impact of security. The Company primarily used the incremental borrowing rate as the discount rate for its lease liabilities.
Lease payments used to measure the lease liability included the following, if appropriate:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depended on an index or a rate, initially measured using the index or rate applicable as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•if reasonably certain to exercise, the exercise price under a purchase option, or lease payments in an optional renewal period; and
•penalties for early termination of a lease unless the Company was reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it would exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Company presented right-of-use assets that do not meet the definition of investment property in Property, plant and equipment and lease liabilities in Long-term debt and Short-term debt and current portion of long-term debt in the Consolidated Statement of Financial Position.
The Company elects to not recognize right-of-use assets and lease liabilities for short-term leases and low-value leases for all classes of leased assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a Lessor
When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all the risks and rewards incidental to ownership of the underlying asset. If the risks and rewards are substantially transferred, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
Impairment of long-lived assets
Annually, or more frequently if facts or circumstances indicate otherwise, the Company assesses whether there is any indication that its finite-lived intangible assets (including capitalized development expenditures) and its property, plant and equipment may be impaired.
If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs of disposal and its value in use, if the carrying amount exceeds the recoverable amount. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belonged. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
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
Financial assets and liabilities
Financial assets primarily included trade receivables, receivables from financing activities, investments in other companies, derivative financial instruments, cash and cash equivalents, and other financial securities that do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities primarily consisted of debt, derivative financial instruments, trade payables and other liabilities.
Receivables from dealer financing activities are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the Company's financial services companies. These receivables are interest bearing with the exception of an initial, limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary according to market and payment terms, which ranged from two to twelve months.
Classification and measurement
The classification of a financial asset is dependent on the Company’s business model for managing such financial assets and their contractual cash flows. The Company considers whether the contractual cash flows represent solely payments of principal and interest that are consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at fair value through profit or loss (“FVPL”).

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
(3) On initial recognition, the Company could irrevocably designate a financial asset at FVPL that otherwise met the requirements to be measured at amortized cost or at FVOCI if doing so eliminated or significantly reduced an accounting mismatch that would otherwise arise.
Factors considered by the Company in determining the business model for a group of financial assets included:
•past experience on how the cash flows for these assets were collected;
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales activity expectations;
•how the asset’s performance was evaluated and reported to key management personnel; and
•how risks were assessed and managed and how management was compensated.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
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
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value could be measured at cost as an estimate of fair value, as permitted by IFRS 9 - Financial Instruments (“IFRS 9”). The Company could irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”) upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Generally, any dividends from these investments are recognized in Other income from investments within Result from investments when the Company’s right to receive payment is established. Other net gains and losses are recognized in OCI and will not be reclassified to the Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value in OCI.
Impairment of financial assets
The Company’s credit risk differs in relation to the type of activity. In particular, receivables from financing activities, such as dealer and retail financing that are carried out through the Company’s financial services companies, are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, whereas trade receivables arising from the sale of vehicles and spare parts, are mostly exposed to the direct risk of counterparty default. These risks are mitigated by different kinds of securities received and the fact that collection exposure is spread across a large number of counterparties.
The IFRS 9 impairment requirements are based on a forward-looking expected credit loss (“ECL”) model. ECL is a probability-weighted estimate of the present value of cash shortfalls.

The calculation of the amount of ECL is based on the risk of default by the counterparty, which is determined by taking into account the information available at the end of each reporting period as to the counterparty’s solvency, the fair value of any guarantees and the Company’s historical experience. The Company considers a financial asset to be in default when: (i) the borrower is unlikely to pay its obligations in full and without consideration of compensating guarantees or collateral (if any exist); or (ii) the financial asset is more than 90 days past due.
The Company applies two impairment models for financial assets as set out in IFRS 9: the simplified approach and the general approach. The table below indicates the impairment model used for each of the Company’s financial asset categories. Impairment losses on financial assets are recognized in the Consolidated Income Statement within the corresponding line items, based on the classification of the counterparty.

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
The simplified approach for determining the lifetime ECL allowance is performed in two steps:
•All trade receivables that are in default, as defined above, are individually assessed for impairment; and
•A general reserve is recognized for all other trade receivables (including those not past due) based on historical loss rates.
The Company applies the general approach as determined by IFRS 9 by assessing at each reporting date whether there has been a significant increase in credit risk on the financial instrument since initial recognition. The Company considers receivables to have experienced a significant increase in credit risk when certain quantitative or qualitative indicators have been met or the borrower was more than 30 days past due on its contractual payments.
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
The gross carrying amount of a financial asset is written-off to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determined that a debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities.

Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities). In accordance with IFRS 9, derivative financial instruments are recognized on the basis of the settlement date and, upon initial recognition, are measured at fair value. Subsequent to initial recognition, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualified for hedge accounting when (i) there is formal designation and documentation of the hedging relationship and the Company’s risk management objective and strategy for undertaking the hedge at inception of the hedge and (ii) the hedge is expected to be effective. If the hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, this ratio must then be rebalanced. Rebalancing consists in adjusting either the designated quantities of the hedged item or the hedging instrument of an already existing hedging relationship.
When derivative financial instruments qualified for hedge accounting, the following accounting treatments apply:
•Fair value hedges - where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability attributable to a particular risk that could affect the Consolidated Income Statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated Income Statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated Income Statement.
•Cash flow hedges - where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). When the hedged forecasted transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in Other comprehensive income/(loss) are reclassified and included in the initial measurement of the cost of the non-financial asset. The effective portion of any gain or loss is recognized in the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affects the Consolidated Income Statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated Income Statement immediately.
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
•Hedges of a net investment - if a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement upon disposal of the foreign operation.
Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure the hedge relationships meet the effectiveness requirements (including the existence of an economic relationship between the hedged item and hedging instrument). The Company enters into hedge relationships where the critical terms of the hedging instrument match closely or exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. In the event there was a hedge relationship where the critical terms of the hedged item did not match closely or perfectly with the critical terms of the hedging instrument, the Company would perform a quantitative assessment to assess effectiveness.
Ineffectiveness is measured by comparing the cumulative changes in fair value of the hedging instrument and cumulative change in fair value of the hedged item arising from the designated risk. The primary potential sources of hedge ineffectiveness are mismatches in timing or the critical terms of the hedged item and the hedging instrument.
The hedge ratio is the relationship between the quantity of the derivative and the hedged item. The Company’s derivatives have the same underlying quantity as the hedged items, therefore the hedge ratio is expected to be one for one.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated Income Statement.
Refer to Note 17, Derivative financial and operating assets and liabilities, for additional information on fair value measurements.
Transfers of financial assets
The Company derecognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated Income Statement.
The Company transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses requiring first loss cover (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), whereby the transferor has priority participation in the losses, or requires a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IFRS 9 for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset are not substantially transferred, and accordingly the Company continues to recognize these receivables within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. These types of receivables are classified as held-to-collect, since the business model is consistent with the Company’s continuing recognition of the receivables.
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
Defined benefit plans
The Company’s net obligations are determined separately for each defined benefit plan by estimating the present value of future benefits that employees have earned and deducting the fair value of any plan assets. The present value of defined benefit obligations is measured using actuarial techniques and actuarial assumptions that are unbiased, mutually compatible and attribute benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Plan assets are recognized and measured at fair value.
When the net obligation is a potential asset, the recognized amount is limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling).

The components of defined benefit cost are recognized as follows:
•Service cost is recognized in the Consolidated Income Statement by function and is presented within the relevant line items (Cost of revenues, Selling, general and other costs, and Research and development costs);
•Net interest expense on the defined benefit liability/(asset) is recognized in the Consolidated Income Statement within Net financial expenses and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and
•Remeasurement components of the net obligation, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated Income Statement) and any change in the effect of the asset ceiling are recognized immediately in Other comprehensive income/(loss). These remeasurement components are not reclassified to the Consolidated Income Statement in a subsequent period.
Past service costs arising from plan amendments and curtailments and gains and losses on the settlement of a plan are recognized immediately in the Consolidated Income Statement.
Other long term employee benefits
The Company’s obligations represent the present value of future benefits that employees have earned in return for their service. Remeasurement components on other long term employee benefits are recognized in the Consolidated Income Statement in the period in which they arise.
Share-based compensation
The Company has several compensation plans that provide for the granting of share-based compensation to certain employees and directors. Share-based compensation plans are accounted for in accordance with IFRS 2 -Share-based Payment, which requires the recognition of share-based compensation expense based on fair value.
For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Refer to Note 19, Share-based compensation, for further information.
Share-based compensation expense is recognized within Selling, general and other costs within the Consolidated Income Statement, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-settled transactions at each reporting date using the graded vesting method and reflected the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense, or credit, in the Consolidated Income Statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there were also service and/or performance conditions.
No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards included a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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
Revenue recognition
Revenue is recognized when control of the Company’s vehicles, services or parts has been transferred and the Company’s performance obligations to its customers have been satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The timing of when the Company transfers the goods or services to the customer could differ from the timing of the customer’s payment. The Company recognizes a contract liability when it invoices an amount to a customer prior to the transfer of the goods or services provided. When the Company gives its customers the right to return eligible goods, the Company estimates the expected returns based on an analysis of historical experiences. Sales, value added and other taxes that the Company collects on behalf of others concurrently with revenue generating activities are excluded from revenue and are recognized within the Other liabilities and the Tax liabilities line items in the Consolidated Statement of Financial Position. Incidental items that are immaterial in the context of the contract are recognized as expense.
The Company also enters into contracts with multiple performance obligations. For these contracts, the Company allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent that the Company sells the good or service separately in the same market, the standalone selling price is the observable price at which the Company sold the good or service separately. For all other goods or services, the Company estimates the standalone selling price using a cost-plus-margin approach.
Shipments of vehicles and sales of other goods
The Company has determined that the Company’s customers from the sale of vehicles and service parts are generally dealers, distributors or fleet customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts are made available to the customer, or when the vehicles or service parts are released to the carrier responsible for transporting them to the customer. This is also the point at which invoices are issued, with payment for vehicles typically historically due immediately and payment for service parts typically historically due in the following month. For component part sales, revenue recognition is consistent with that of service parts. In the case of service parts sold that are expected to be used for repairs under warranty, no revenue is recognized upon shipment. The Company also sells tooling, with control transferring at the point in time when the customer accepts the tooling.
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
New vehicles sales with residual value guarantees provided by the Company are recognized as revenue when control of the vehicle transfers to the customer, except in situations where the Company issues a put option for which there is a significant economic incentive to exercise, as discussed below. Upon recognition of the vehicle revenue, the Company established a liability equal to the estimated amount of any residual value guarantee.

The Company also sold vehicles where, the contract included a put option whereby the customer could require the Company to repurchase the vehicles. For these types of arrangements, the Company assessed whether a significant economic incentive existed for the customer to exercise its put option. If the Company determined that a significant economic incentive did not exist for the customer to exercise its put option, then revenue was recognized when control of the vehicle transferred to the fleet customer and a liability was recognized equal to the estimated amount of the residual value guarantee if any. If the Company determined that a significant economic incentive existed, then the arrangement was accounted for similarly to a repurchase obligation, as described in Lease installments from assets sold with buy-back commitments.
Other services provided
Other revenues from services provided are primarily comprised of maintenance plans and extended warranties, and also included connectivity services, and are recognized over the contract period in proportion to the costs expected to be incurred based on the Company’s historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with the sale of contracts are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Company had €159 million of deferred service contract costs at December 31, 2021 (€74 million at December 31, 2020) and recognized €58 million of amortization expense during the year ended December 31, 2021 (€47 million during the year ended December 31, 2020).
Contract revenues
Revenue from construction contracts, which is comprised of industrial automation systems, included within “Other activities”, is recognized as revenue over the contract period in proportion to the costs expected to be incurred based on the Company’s historical experience. A loss is recognized if the sum of the expected costs for services under the contract exceeds the transaction price.
Lease installments from assets sold with buy-back commitments
Vehicles sales to customers can include a repurchase obligation, whereby the Company is required to repurchase the vehicles at a given point in time. The Company accounts for such sales as an operating lease. Upon the transfer of vehicles to the customer, the Company records a liability equal to the proceeds received within Other liabilities in the Consolidated Statement of Financial Position. The difference between the proceeds received and the guaranteed repurchase amount is recognized as revenue over the contractual term on a straight-line basis. The cost of the vehicle is recorded within Assets sold with a buy-back commitment if the contract term is 12 months or less, and recorded in Property, plant and equipment if the contract term is greater than 12 months. The difference between the cost of the vehicle and the estimated residual value is recognized within Cost of revenues in the Consolidated Income Statement over the contractual term.
Interest income of financial services activities
Interest income, which is primarily generated from the Company by providing dealer and retail financing, is recognized using the effective interest method.
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts. Historically the most significant element is the cost of materials and components and the remaining costs included labor (consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In addition, expenses which are directly attributable to the consolidated financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€68 million, €5 million and €7 million for the years ended December 31, 2021, 2020 and 2019, respectively). Cost of revenues also included €227 million, €74 million and €54 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, estimated costs related to product warranty and recall campaigns were recorded within Cost of revenues (refer to the section Use of estimates below for further information).

Government Grants
Government grants are recognized in the Consolidated Financial Statements when there is reasonable assurance of the Company's compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized as income over the same periods as the related costs which they are intended to offset.
Government grants are recognized as a reduction in the cost of the corresponding assets.
The benefit of a government loan at a below-market rate of interest was treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it is accounted for in accordance with the policies used for the recognition of government grants.
Taxes
Income taxes include all taxes which are based on the taxable profits of the Company. Current and deferred taxes are recognized as a benefit or expense and are included in the Consolidated Income Statement for the period, except for tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in Other comprehensive income/(loss) or directly in Equity, or (ii) a business combination.
Deferred taxes are accounted for under the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it was probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affected neither accounting profit nor taxable profit.
Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Company operates that are expected to apply to the period when the asset is realized or liability is settled.
The Company recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits when it is probable that this temporary difference will not reverse in the foreseeable future, except when it is able to control the timing of the reversal of the temporary difference. The Company recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Company monitors unrecognized deferred tax assets at each reporting date and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Refer to Use of estimates - Recoverability of deferred tax assets for additional detail.
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
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their own economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. In estimating fair value, the Company use market-observable data to the extent it is available. When market-observable data is not available, the Company use valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
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
Levels used in the hierarchy are as follows:
•Level 1 inputs include quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can access at the measurement date. Level 1 primarily consists of financial instruments such as certain held to collect and sell and held to sell securities.
•Level 2 inputs include those which are directly or indirectly observable as of the measurement date. Level 2 instruments include commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards, swaps and option contracts, which are valued using models or other valuation methodologies. These models are primarily industry-standard models that considered various assumptions, including quoted forward prices for similar instruments in active markets, quoted prices for identical or similar inputs not in active markets, and observable inputs.
•Level 3 inputs are unobservable from objective sources in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments. Instruments in this category include non-exchange-traded derivatives such as certain over-the-counter commodity option and swap contracts that are complex or with non standard clauses.
Refer to Note 24, Fair value measurement, for additional information on fair value measurements.
Use of estimates
The Consolidated Financial Statements are prepared in accordance with IFRS which requires the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on management's best judgment of elements that were known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
Estimates and underlying assumptions are reviewed by the Company periodically and when circumstances require. Actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimates are recognized in the Consolidated Income Statement in the period in which the adjustment is made, or in future periods.
Items requiring estimates for which there is a risk that a material difference could arise in the future in respect of the carrying amounts of assets and liabilities are discussed below.

Employee Benefits
The Company provides post-employment benefits for certain of its active employees and retirees, which vary according to the legal, fiscal and economic conditions of each country in which the Company operates and changes periodically. The plans are classified by the Company on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans and other post-employment benefits.
The Company provides certain post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans whereby the Company pays contributions to public or private plans on a legally mandatory, contractual, or voluntary basis. The Company recognizes the cost for defined contribution plans as incurred and classifies this by function within Cost of revenues, Selling, general and other costs, and Research and development costs in the Consolidated Income Statement.
Pension plans
The Company sponsored both non-contributory and contributory defined benefit pension plans primarily in the U.S., Canada, the UK and Germany, the majority of which were funded. Non-contributory pension plans cover certain hourly and salaried employees and the benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans.
The Company’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Company estimates the present value of the projected future payments to all participants by taking into consideration parameters of a financial nature such as discount rates, the rate of salary increases and the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience. Mortality rates are developed using Stellantis plan-specific populations where appropriate as well as recent mortality information published by recognized experts in this field such as the U.S. Society of Actuaries and the Canadian Institute of Actuaries and other data where appropriate to reflect actual and projected plan experience. Comparable country specific sources and methods are used for all other countries. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time, contributions are made beyond those that are legally required.

Plan obligations and costs were based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Company was presently committed are not made. Significant differences in actual experience or significant changes in the following key assumption may affect the pension obligations and pension expense:
•Discount rates. The Company’s discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.
The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 2.6 percent and 0.98 percent at December 31, 2021 and 2020, respectively.

At December 31, 2021, the effect on the defined benefit obligation of an increase in the discount rate, holding all other assumptions constant, is as follows:

	Effect on pension benefit obligation increase/(decrease) in Net liability	Germany and France	UK	US and Canada	Other
	( € million)
25 basis point increase in discount rate	(925)	(131)	(98)	(686)	(10)
Refer to Note 20, Employee benefits liabilities, for additional information on the Company’s pension plans.
Other post-employment benefits
The Company provides health care, legal, severance, indemnity life insurance benefits and other post-retirement benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for a continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
These other post-employment benefits (“OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Company’s obligations, costs and liabilities associated with OPEB requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which were developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries. Mortality rates are developed using plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Company are presently committed are not made.
Significant differences in actual experience or significant changes in the following key assumptions may affect the OPEB obligation and expense:
•Discount rates. Stellantis’ discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities matched the timing and amounts of the projected benefit payments.
•Health care cost trends. The Company’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.
At December 31, 2021, the effect of a decrease or increase in the key assumptions affecting the health care and life insurance plans, holding all other assumptions constant, is shown below:

Effect on health care, life insurance and OPEB obligation
(€ million)
25 basis point increase in discount rate	(110)
100 basis point decrease in health care cost trend rate	(29)
100 basis point increase in health care cost trend rate	35
Refer to Note 20, Employee benefits liabilities, for additional information on the Company’s OPEB liabilities.

Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and Enlarged Europe segments. The Company periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicated that an asset may be impaired. During the six months ended December 31, 2021, the first Stellantis business plan was prepared, the Medium-Term Plan (“MTP”), which covers the period from 2022 to 2024. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Company’s MTP of the Cash Generating Units (“CGUs”) to which the assets relate to. The lowest level of asset groups that generate largely independent cash flows is the vehicle platform level, which is considered the CGU for impairment testing. Goodwill is allocated only to the operating segment. As such, the operating segments are the CGU for impairment testing for Goodwill and Intangible assets with indefinite useful lives.
The global automotive industry is experiencing significant change due to increased focus on climate change resulting in evolving regulatory requirements for fuel efficiency, driving electrification as well as changes in fuel efficiency, greenhouse gas emissions and other tailpipe emissions. This is in addition to technological changes, such as electrification and autonomous driving. The Company has announced significant investments in electrification and software which are reflected in the MTP. However, its business plans could change in response to these evolving requirements and technological changes or in relation to any future business plans or strategies developed as part of partnerships and collaborations. As the Company continues to assess the potential impacts of these evolving requirements, technological changes or future plans and strategies, and of operationalizing and implementing the strategic targets set out in the MTP, including reallocation of our resources, the recoverability of certain of the Company’s assets or CGUs may be impacted in future periods. For example, product development strategies may be affected by regulatory changes as well as changes in the expected costs of implementing electrification, including the cost of batteries. As relevant circumstances change, the Company expects to adjust its product plans which may result in changes to the expected use of certain of the Company’s vehicle platforms and powertrains.
These uncertainties may result in either impairments of, or reductions to the expected useful lives of, platforms and powertrains, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2021, 2020 and 2019, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value-in-use. The value-in-use of the CGUs is determined using a discounted cash flow methodology based on estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2021, impairment losses of €309 million were recognized, primarily in relation to the impairment of certain vehicle platforms in the Enlarged Europe segment. These vehicle platforms were legacy platforms on which there are a limited number of models. The impairments are generated mainly as a result of the projections reflected in the Stellantis MTP used to perform the impairment testing, in which these platforms had reduced volumes and profitability The impairment loss of €309 million mainly relate to Property, plant and equipment of €137 million and €151 million of capitalized development expenditures.
During the year ended December 31, 2020, impairment losses totaling €202 million were recognized, mainly related to €135 million impairment of research and development assets in China, India and Asia Pacific, a €15 million impairment in South America CGU and a €53 million impairment in Enlarged Europe CGU, in each case due to decreased projections of volumes and profit, in particular as a result of market disruption caused by the COVID-19 pandemic.
During the year ended December 31, 2019, impairment losses totaling €283 million were recognized. The most significant component of this impairment loss was a €204 million impairment of research and development assets dedicated to China, India and Asia Pacific, and a €80 million impairment of research and development assets and industrial assets in South America. The amounts recognized in 2019 were due to decreased projections of volumes and profitability.
Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands, capitalized development expenditures, working capital and reserves) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value-in-use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Company primarily relate to the merger of FCA, Goodwill from the merger of FCA is allocated to the North America, South America, Maserati, India and Asia Pacific and Enlarged Europe operating segments. All other Goodwill balances relate primarily to Enlarged Europe and China.
The MTP is used as a basis to perform the Company’s annual impairment test for Goodwill and intangible assets with indefinite useful lives. The Company’s Goodwill and intangible assets with indefinite useful lives are tested for impairment on October 31, 2021, which is the date the Company annually tests goodwill for impairment.
•The estimate of the recoverable amount for purposes of performing the annual impairment test for each of the operating segments is determined using value-in-use and was based on the following assumptions:
◦The expected future cash flows covering the period from November 1, 2021 through December 31, 2024. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the Company’s initiatives for the period covered by the projections. These cash flows relate to the respective CGUs in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered.
◦The expected future cash flows included a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 0 percent to 1.4 percent. The growth rate per region is determined by reference to the risk free rate and the rate of inflation considered in the regional discount rate. The long-term AOI margins are set considering the Company’s long-term projections for each of the segments.
•The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows.
•Pre-tax cash flows are discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) discount rate applied ranged from 7.9 percent to 15.6 percent.
The values estimated as described above are determined to be in excess of the carrying amount for each operating segment to which Goodwill is allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2021.
There were impairment charges resulting from the impairment tests performed for the year ended December 31, 2020, of €150 million .
There were no impairment charges resulting from the impairment tests performed for the year ended December 31, 2019.

Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Company’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Company considers future taxable income arising based on the most recent business plan. Moreover, the Company estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these deferred tax assets could be recovered. The estimates and assumptions used in the assessment are subject to uncertainty especially relates to the Company’s future performance as compared to the business plan. Therefore, changes in current estimates due to unanticipated events could have a significant impact on the Consolidated Financial Statements. Refer to Note 7, Tax expense for additional detail.
Sales incentives
The Company records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to sales incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to Net revenues in the period the adjustment is determinable.
The Company uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The Company may offer a variety of sales incentive programs at any given point in time, including cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Sales incentive programs are generally brand, model and region specific for a defined period of time.
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
Product warranties, recall campaigns and product liabilities
The Company establishes reserves for product warranties at the time the related sale was recognized. The Company issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Company’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Company periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. In North America, the Company accrue estimated costs for recalls at the time of sale, which are based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions, however, there generally is not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions were accrued at the time when they were probable and reasonably estimable, which typically occurs once a specific recall campaign is approved and announced.

Estimates of the future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Company to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. The estimate of warranty and additional service and recall action obligations is periodically reviewed during the year. Experience has shown that initial data for any given model year can be volatile; therefore, the Company’s process relies upon long-term historical averages until sufficient data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.
In addition, the Company makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the reserve is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions are recorded in the Consolidated Income Statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Litigation
Various legal proceedings, claims and governmental investigations are pending against the Company on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities matters, alleged violations of law, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems), in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases included a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Company are often derived from complex legal issues that are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. A provision is established in connection with pending or threatened litigation if it is probable there would be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds became probable, but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. Since these provisions represent estimates, the resolution of some of these matters could require the Company to make payments in excess of the amounts accrued or may require the Company to make payments in an amount or range of amounts that could not be reasonably estimated.
The Company monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Company’s legal proceedings and litigation may vary as a result of future developments in pending matters.
New standards and amendments effective January 1, 2021
Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2021, were adopted by the Company. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
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

New standards and amendments effective from April 1, 2021
•In March 2021, the IASB has extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for COVID-19-related rent concessions. In response to calls from stakeholders and because the COVID-19 pandemic is still ongoing, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 to make it easier for lessees to account for COVID-19-related rent concessions, such as rent holidays and temporary rent reductions, while continuing to provide useful information about their leases to investors. The amendment is effective for annual reporting periods beginning on or after April 1, 2021. The practical expedient did not have a significant impact on the Company.
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

•In May 2021, the IASB issued targeted amendments to IAS 12, the IFRS Standard on income taxes, to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. We are currently evaluating the impact of adoption.
• In December 2021, The IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 Insurance Contracts, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only - it does not affect any other requirements in IFRS 17.

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of the Company, which are grouped by reportable segments, as well as listing of companies within Other activities.

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA	100.00
FCA Canada Inc.	Canada	100.00
Stellantis Mexico, S.A. de C.V.	Mexico	100.00
South America
FCA Fiat Chrysler Automoveis Brasil LTDA.	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Peugeot Citroën Argentina S.A.	Argentina	99.99
Enlarged Europe
FCA Italy S.p.A.	Italy	100.00
Automobiles Peugeot	France	100.00
Automobiles Citroën	France	100.00
Opel Automobile GmbH	Germany	100.00
Groupe PSA Italia S.p.A.	Italy	100.00
PSA Retail France SAS	France	100.00
PSA Automobiles S.A.	France	100.00
FCA Germany AG	Germany	100.00
PSAG Automóviles Comercial España, S.A.	Spain	100.00
Vauxhall Motors Limited	United Kingdom	100.00
FCA France S.A.S.	France	100.00
Peugeot Motor Company PLC	United Kingdom	100.00
PSA Retail UK Limited	United Kingdom	100.00
Peugeot Deutschland GmbH	Germany	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Middle East & Africa
Stellantis Automotiv Pazarlama Anonim Sirketi	Turkey	100.00

Stellantis Middle East FZE	United Arab Emirates	100.00
China and India & Asia Pacific
FCA Japan Ltd.	Japan	100.00
Chrysler Group (China) Sales Ltd.	People's Rep.of China	100.00
Fiat India Automobiles Private Limited	India	50.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co., Ltd.	People's Rep.of China	100.00
Maserati North America, Inc.	USA	100.00
Financial Services
Banque PSA Finance	France	100.00
FCA Automotive Finance Co. Ltd.	People's Rep.of China	100.00
Stellantis Financial Services US Corp.	USA	100.00
Banco Fidis S.A.	Brazil	100.00
Fidis S.p.A.	Italy	100.00
Holdings & Other Companies
FCA North America Holdings LLC	USA	100.00
GIE PSA Trésorerie	France	99.99
Fiat Chrysler Finance North America, Inc.	USA	100.00
Fiat Chrysler Finance Europe Société en nom collectif	Luxembourg	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Stellantis International SA	Switzerland	100.00
Local regulation allows for exemption from local statutory requirements according to sec. 264 of the German Commercial Code and the company has applied such exemption for the following legal entities: Citroën Deutschland GmbH, Groupe PSA Deutschland GmbH, PSA Retail GmbH, Peugeot Deutschland GmbH and Opel Group Warehousing GmbH.
First Investors Financial Services Group acquisition
On November 1, 2021, Stellantis closed on the acquisition of F1 Holdings Corp., parent company to First Investors Financial Services Group ("First Investors"), which has been renamed Stellantis Financial Services US Corp. The total consideration paid was €255 million ($289 million).
The following table shows the assets and liabilities acquired and are final:

(€ million)	At November 1, 2021
Goodwill and intangible assets with indefinite useful lives	€119
Other intangible assets	2
Property, plant and equipment	15
Other non-current assets	703
Other current assets and prepaid expenses	176
Cash and cash equivalents	108
Total assets	€1,123
Total equity	€256
Long-term debt	572
Short term debt and current portion of long-term debt	286
Trade payables and other payables	9
Total liabilities	€1,123

Refer to the Consolidated Statement of Cash flows for the year ended December 31, 2021, for the net cash outflows arising from the acquisition of First Investors of €147 million classified in investing activities, which consists of the cash consideration net of the cash and cash equivalents transferred in the acquisition.
Teksid Cast Iron Components Business disposal
On October 1, 2021, Stellantis completed the sale of Teksid’s cast iron production legal entities in Brazil and Portugal with total assets and liabilities of €152 million and €144 million, respectively, which were previously reported as assets held for sale and liabilities held for sale. The loss on sale of €12 million was reported in the Consolidated Income Statement in Gains/(Losses) of disposal on investments. This is subject to customary final confirmation of purchase price after adjustments by the buyer.
Teksid’s cast iron production legal entities in Mexico, Poland and Teksid’s interest in a joint venture in China were not included in the transaction and will remain part of the Company.
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
On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger. The conditions agreed to as part of the regulatory clearance will not have a material impact on the cash flows or financial positions for Stellantis.
On January 17, 2021, the board of directors was appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, January 17, 2021 is the acquisition date for the business combination (see the following paragraph “Accounting for the merger and Identification of the accounting acquirer” for further details on the accounting for the transaction).
On January 29, 2021, the approximately €2.9 billion extraordinary dividend was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.
On March 22, 2021, the distribution by Stellantis to the holders of its common shares was completed of 53,130,574 ordinary shares of Faurecia and €302 million which are the proceeds received by PSA in November 2020 from the sale of ordinary shares of Faurecia, both net of shares and cash retained to serve the GM Warrants.
Primary reasons for the business combination
The following are the primary reasons for the merger:
•A New Industry Leader with resilience. The merger created a global automaker and mobility provider, with a balanced and profitable global presence with a portfolio covering all key vehicle segments.
•Greater Geographic Balance. The merger added scale and substantial geographic balance through leveraging FCA’s strength in North America and Latin America with PSA’s position in Europe, as well as creating opportunities to reshape the strategy in other geographic regions, primarily China;

•Stronger Platform for Innovation. The combined group is expected to be able to leverage its capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity;
•Synergies. The merger synergies are planned to be achieved in the following four areas: technology, platforms and products, purchasing, selling, general and administrative expenses (SG&A) and all other functions, such as logistics, supply chain, quality and after-market operations.
Accounting for the merger and identification of the accounting acquirer
The merger has been accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, which is composed of eleven directors, six of whom were to be nominated by PSA, PSA shareholders or PSA employees, or were current PSA executives, (ii) the combined group’s first CEO, who was vested with the full authority to individually represent the combined group, and was the president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA.
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
(2) The number of shares as of January 16, 2021 includes 7,195,225 shares that vested during 2020 in connection with FCA’s Equity Incentive Plan
In addition to the above, in line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, included within consideration transferred is a portion of the fair value of the share-based awards to former FCA employees. As a result of the merger, each outstanding FCA Performance Share Units (“PSU”) award and each outstanding FCA Restricted Stock Units (“RSU”) award has been replaced by Stellantis RSU awards, which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the FCA PSU Adjusted EBIT and PSU Total Shareholder Return (“TSR”) awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. The portion of the fair value of the share-based payment awards that is included in the consideration transferred has been determined by multiplying the fair value of the original FCA awards as of January 16, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.

The computation of the consideration transferred under reverse acquisition accounting is summarized as follows:

Number of shares of PSA deemed to be issued to FCA shareholders under reverse acquisition accounting	Number of shares	903,969,288
Market price of PSA shares as of January 15, 2021	€	€21.85
Fair value of common shares deemed to be issued to FCA shareholders as of January 15, 2021	€ million	19,752
Additional consideration for share-based compensation	€ million	85
Consideration transferred	€ million	€19,837
Calculation of Goodwill
Goodwill arising from the acquisition was determined as follows:

(€ million)	At the acquisition date (January 17, 2021)
Consideration transferred	19,837
Add: minority interests	59
Less: fair value of FCA’s Net assets acquired	8,390
Goodwill	11,506
Goodwill recognized on the acquisition relates to the expected growth, synergies, know-how and the value of FCA’s workforce, which cannot be separately recognized as an intangible asset. This goodwill has been allocated to the Company’s operating segments and is not expected to be deductible for tax purposes.
Purchase Accounting
The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 - Fair Value Measurement (“IFRS 13”) and requires, among other things, the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date, with certain exceptions. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recorded at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill. PSA’s assets and liabilities together with PSA’s operations will continue to be recorded at their pre-merger historical carrying values for all periods presented in the consolidated financial statements of Stellantis. Following the completion of the merger, the earnings of the combined group reflect the impacts of purchase accounting adjustments, including changes in amortization and depreciation expense for acquired assets.

The identifiable assets acquired and identifiable liabilities assumed of FCA, as detailed below, have been measured at their acquisition date (January 17, 2021) fair value, with limited exceptions as permitted by IFRS 3. The fair values assigned to the assets acquired and liabilities assumed are final.

(€ million)	At the acquisition date (January 17, 2021)
Assets
Intangible assets with indefinite useful lives	€12,797
Other intangible assets	8,256
Property, plant and equipment	20,667
Equity method investments	2,637
Non-current financial assets	320
Other non-current assets	3,833
Total Non-current assets	48,510
Inventories	9,333
Assets sold with a buy-back commitment	812
Trade receivables	1,970
Other current assets and prepaid expenses	4,408
Current financial assets	502
Cash and cash equivalents	22,514
Total Current assets	39,539
Total Assets	€88,049

Liabilities
Long-term debt	€18,362
Other non-current financial liabilities	269
Other non-current liabilities	5,386
Non-current provisions	5,452
Employee benefits liabilities	8,181
Total Non-current liabilities	37,650
Short-term debt and current portion of long-term debt	4,052
Current provisions	7,540
Employee benefits liabilities	595
Trade payables	20,302
Other current financial liabilities	159
Other current liabilities	9,361
Total Current liabilities	42,009
Total Liabilities	79,659
Net assets acquired	€8,390
Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite.
For capitalized development expenditures, fair values have been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method.
Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the preliminary fair value of land. The fair value of certain assets was determined through an income approach.

Equity method investments
The fair value of equity method investments was determined based on quoted market prices, where available, or through a combination of the dividend discount model, the trading multiples method and the regression analysis method.
Deferred taxes
Deferred tax assets and liabilities were calculated on the fair values using the statutory tax rates applicable in the relevant jurisdictions where the related temporary differences are expected to reverse in future periods. Recognized deferred tax assets were limited to the amount of deferred tax liabilities and taxable profits expected in the foreseeable future. The tax impacts which are directly linked to the merger and migration of Stellantis N.V. tax residency from the UK to the Netherlands have been reflected in goodwill.
Inventories
The fair value of work-in-process and finished goods Inventories was determined as the estimated selling prices, less the sum of (i) the cost to complete work-in-process, (ii) the cost of disposal, (iii) a reasonable profit allowance for the selling effort, (iv) an implied brand royalty charge and (v) holding costs. The book value of certain precious metals has been adjusted to reflect their respective fair values using market prices as of the merger date. The book value of all other raw materials, which are measured at the lower of cost and net realizable value and which have a high turnover, are considered to approximate fair value.
Financial liabilities
Fair value of financial liabilities were based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed.
The acquired lease liability was measured using the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the terms of certain leases relative to market terms.
Employee benefits
The present value of defined benefit obligations has been measured using actuarial techniques and actuarial assumptions by using the Projected Unit Credit Method. Plan assets have been measured at fair value.
Trade receivables and Receivables from financing activities
Included within the identifiable assets acquired were trade receivables with a fair value of €1,970 million and gross contractual amount of €2,181 million, of which €211 million was not expected to be collected. Included within the identifiable assets acquired were receivables from financing activities with a fair value of €1,888 million and gross contractual amount of €1,903 million, of which €15 million was not expected to be collected.
Contingent liabilities
As a result of the acquisition an incremental contingent liability of €163 million has been recognized for the potentially higher CAFE penalty base rate on vehicle shipments prior to the merger date. Refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information.
Although the specific timing of any outflow is uncertain, as a result of the acquisition, we have also recognized €141 million of contingent liabilities related to various matters, which are primarily related to indirect tax matters in Brazil.

Pro forma impact on revenues and net profit
From the acquisition date to December 31, 2021, the acquired business of FCA contributed revenues of approximately €100 billion and net profit of approximately €9 billion to the Company. If the acquisition had occurred on January 1, 2021, the Company’s consolidated revenues and consolidated net profit after tax for the year ended December 31, 2021 would have been €152 billion and €14 billion respectively.
Faurecia distribution and deconsolidation
Following agreement between FCA and PSA, PSA announced on October 29, 2020 the sale of approximately 9.7 million ordinary shares of Faurecia, representing approximately 7 percent of Faurecia’s outstanding share capital, with proceeds of approximately €308 million. This sale was recorded as a transaction with non-controlling interests. According to the combination agreement amendment, PSA’s 39.34 percent stake in Faurecia as well as the proceeds from the 7 percent sale were intended to be distributed to all Stellantis shareholders promptly after the closing of the merger. At December 31, 2020, Faurecia continued to be consolidated within continuing operations of PSA’s consolidated financial statements, as PSA concluded that Faurecia was not readily available for distribution until the merger was approved by PSA and FCA shareholders.
On January 12, 2021, PSA (i) converted the manner in which it held its remaining Faurecia ordinary shares resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) caused its representatives on the board of directors of Faurecia to resign effective January 11, 2021. As a result of its loss of control over Faurecia on January 12, 2021, PSA discontinued the consolidation of Faurecia, recognizing a gain of €515 million after tax, with Faurecia being reported retrospectively as a discontinued operation in 2021 until Faurecia was distributed by Stellantis in March 2021. The remaining 39.34 percent investment in Faurecia has been accounted for as an investment in a non-consolidated entity measured at fair value under IFRS 9. During the year ended December 31, 2021, a gain of €475 million after tax was recognized up to the distribution.
On January 25, 2021, the extraordinary general meeting of shareholders (“EGM”) was convened, in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia and up to €308 million which are the proceeds received by PSA in November 2020 from the sale of ordinary shares of Faurecia. The EGM was held on March 8, 2021 and the distribution occurred on March 22, 2021 resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed.
The following table summarizes the operating results of Faurecia that were excluded from the Consolidated Income Statement for the years ended December 31, 2020 and 2019:

	Year ended December 31,
(€ million)	2020(1)	2019(1)
Net revenues	€13,078	€15,738
Expenses	13,033	14,724
Net financial (income)/expenses	(223)	(220)
Profit/(loss) before taxes from discontinued operations	(178)	794
Tax (income)/expense	(124)	(168)
Share of the profit/(loss) of equity method investees	(13)	37
Profit/(loss) after taxes from discontinued operations	€(315)	€663
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Faurecia on a stand-alone basis; amounts are net of transactions between Faurecia and other companies of the Company.
The operating results of Faurecia during the period from January 1, 2021 to its deconsolidation on January 11, 2021 were not material and the loss of control was treated as having taken place on January 1, 2021.

Consolidated Statement of Financial Position
The following summarizes the impact of reclassifications made to align previously reported assets and liabilities of PSA to the presentation adopted by Stellantis:

PSA Consolidated Statement of financial position	At December 31, 2020 (as previously reported)	Reclassifications	At January 1, 2021 (as adjusted)	Stellantis Consolidated Statement of financial position	Of which - Faurecia(1)
	€ million
Assets				Assets
Goodwill	€4,364	€(4,364)	€—
	—	6,327	6,327	Goodwill and intangible assets with indefinite useful lives	€2,368
Intangible assets	10,658	(1,964)	8,694	Other intangible assets	2,668
Property, plant and equipment	16,776	(793)	15,983	Property, plant and equipment	3,727
Equity method Investments - manufacturing and sales companies	520	(520)	—
Equity method investments - finance companies	2,632	(2,632)	—
	—	3,152	3,152	Equity method investments	177
Other non-current financial assets - manufacturing and sales companies	721	(721)	—
Other non-current financial assets - finance companies	—	—	—
	—	412	412	Non-current financial assets	(1,196)
Other non-current assets	1,485	610	2,095	Other non-current assets and prepaid expenses	604
Deferred tax assets	1,096	—	1,096	Deferred tax assets	475
		—	—	Tax receivables	—
Total non-current assets	€38,252	€(493)	€37,759	Total non-current assets	€8,823
Loans and receivables - finance companies	31	(31)	—
Short-term investments - finance companies	67	(67)	—
Inventories	5,366	—	5,366	Inventories	1,677
	—	793	793	Assets sold with a buy-back commitment	—
Trade receivables	3,147	1,776	4,923	Trade receivables	3,065
Current taxes	216	—	216	Tax receivables	54
		2,393	2,393	Other current assets and prepaid expenses	635
Other receivables	2,789	(2,789)	—
Derivative financial instruments on operating - assets	115	(115)	—
Operating assets	11,731	—	—
Current financial assets and Financial investments	627	308	935	Current financial assets	5
Cash and cash equivalents - manufacturing and sales companies	22,303	(22,303)	—
Cash and cash equivalents - finance companies	590	(590)	—
	—	22,893	22,893	Cash and cash equivalents	3,091
Assets held for sale	—	7	7	Assets held for sale	—
Total current assets	€35,251	€2,275	€37,526	Total current assets	€8,527
Assets held for sale	7	(7)	—
TOTAL ASSETS	€73,510	€1,775	€75,285	TOTAL ASSETS	€17,350
________________________________________________________________________________________________________________________________________________
(1) Amounts are net of intercompany eliminations

PSA Consolidated Statement of financial position	At December 31, 2020 (as previously reported)	Reclassifications	At January 1, 2021 (as adjusted)	Stellantis Consolidated Statement of financial position	Of which - Faurecia(1)
Equity and liabilities	€ million			Equity and liabilities
Equity				Equity
Share capital	€895	(895)
Treasury shares	(183)	183
Retained earnings and other accumulated equity, excluding non-controlling interests	20,582	(20,582)			96
		21,293	21,293	Equity attributable to owners of the parent	—
Non-controlling interests	2,580	—	2,580	Non-controlling interests	2,459
Total equity	€23,874	€(1)	€23,873	Total equity	€2,555
Non-current financial liabilities	11,083	(11,083)	—
	—	11,068	11,068	Long-term debt	5,008
	—	17	17	Other non-current financial liabilities	12
Other non-current liabilities	5,361	(680)	4,681	Other non-current liabilities	117
Non-current provisions	1,578	32	1,610	Non-current provisions	63
	—	1,463	1,463	Employee benefits liabilities	483
	—	312	312	Tax liabilities	—
Deferred tax liabilities	801	—	801	Deferred tax liabilities	81
Total non-current liabilities	€18,823	€1,129	€19,952	Total non-current liabilities	€5,764
Financing liabilities - finance companies	236	(236)	—
	—	2,635	2,635	Short-term debt and current portion of long-term debt	1,480
Current provisions	3,808	306	4,114	Current provisions	245
	—	50	50	Employee benefits liabilities	32
Trade payables	15,166	789	15,955	Trade payables	5,703
Current taxes	440	(312)	128	Tax liabilities	74
Other payables	8,712	(143)	8,569	Other liabilities	1,489
Derivative financial instruments on operating - liabilities	42	(42)	—
Operating liabilities	28,404	—	—
Current financial liabilities	2,409	(2,400)	9	Other current financial liabilities	8
	—	—	—	Liabilities held for sale	—
Total current liabilities	€30,813	€647	€31,460	Total current liabilities	€9,031
Liabilities held for sale	—	—	—		—
TOTAL EQUITY AND LIABILITIES	€73,510	€1,775	€75,285	TOTAL EQUITY AND LIABILITIES	€17,350
________________________________________________________________________________________________________________________________________________
(1) Amounts are net of intercompany eliminations
The reclassifications made to align previously reported assets and liabilities of PSA to the presentation adopted by Stellantis are mainly driven by the following criteria:
•Certain assets and liabilities expected to be recovered or settled after more than twelve months and previously classified as “current” by PSA were reclassified as “non-current” to conform to the operating cycle criteria adopted by Stellantis.
•PSA presented separately certain financial assets and liabilities for “manufacturing and sales companies” and for “finance companies” whereas Stellantis presentation is on a group basis only. As a result of the alignment, Equity method Investments, Other non-current financial assets and Cash and cash equivalents have been aggregated into a single line for each item.
•PSA combined in the same line the intangible assets with indefinite useful lives and those with definite useful lives, while Stellantis presents the intangible assets with indefinite useful lives in combination with the Goodwill. A reclassification has been made on historical PSA presentation accordingly.

•In accordance with IFRS 3 - Business Combinations, as applied to a reverse acquisition, the share capital of Stellantis reflects the share capital of the legal acquirer, FCA N.V. with the difference between share capital of the legal acquirer and the accounting acquirer, PSA, being aggregated and shown as part of retained earnings and other reserves.

Consolidated Income Statement
The following summarizes the impact of reclassifications made to align the previously reported results of PSA to the presentation adopted by Stellantis and the presentation of Faurecia as a discontinued operation in line with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations:

PSA Consolidated income statement	Note	Year ended December 31, 2020 (as previously reported)	Reclassifications	Less: Faurecia discontinued operations	Year ended December 31, 2020 (as adjusted)	Stellantis Consolidated income statement
Continuing operations
Revenue		€60,734	€—	€13,078	€47,656	Net revenues
Cost of goods and services sold	(i), (ii), (iii)	49,584	526	11,860	38,250	Cost of revenues
Selling, general and administrative expenses	(i), (iii)	5,019	(367)	729	3,923	Selling, general and other costs
Research and development expenses	(ii)	2,446	128	343	2,231	Research and development costs
	(iii)	—	352	178	174	Gains/(Losses) on disposal of investments
Restructuring costs		695	—	279	416	Restructuring costs
Impairment of CGUs	(ii)	367	(367)	—	—
Other operating (expense) income	(iii)	(432)	432	—	—
Operating income (loss)		3,055	—	45	3,010	Operating income
Financial income	(iv)	(180)	180	—	—
Financial expenses	(iv)	497	(497)	—	—
Net financial expense (income)	(iv)	—	317	223	94	Net financial expenses/(income)
Income (loss) before tax of fully consolidated companies		2,738	—	(178)	2,916	Profit before taxes
Current taxes	(v)	644	(644)	—	—
Deferred taxes	(v)	(16)	16	—	—
Income taxes	(v)	—	628	124	504	Tax expense
Share in net earnings of equity method investments		(87)	—	(13)	(74)	Share of the profit/(loss) of equity method investees
Consolidated profit (loss) from continuing operations		2,023	—	(315)	2,338	Net profit from continuing operations
Attributable to Owners of the parent		2,173		(180)	2,353	Owners of the parent
Attributable to Non-controlling interests		(150)		(135)	(15)	Non-controlling interests
Consolidated profit (loss) from discontinued operations			—	(315)	(315)	Loss from discontinued operations, net of tax
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD		€2,023	€—	€—	2,023	Net profit
						Net profit/(loss) attributable to:
Attributable to Owners of the parent		2,173	€—	€—	€2,173	Owners of the parent
Attributable to Non-controlling interests		(150)	€—	€—	€(150)	Non-controlling interests
						Net profit/(loss) from discontinued operations attributable to:
		€—	€—	€(180)	€(180)	Owners of the parent
		€—	€—	€(135)	€(135)	Non-controlling interests

Earnings per share:						Earnings per share:
Basic earnings per €1 par value share - attributable to Owners of the parent		€2.45			€1.41	Basic earnings per share
Diluted earnings per €1 par value share - attributable to Owners of the parent		€2.33			€1.34	Diluted earnings per share
Earnings per share for Net profit from continuing operations:						Earnings per share for Net profit from continuing operations:
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€2.45			€1.52	Basic earnings per share
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€2.33			€1.45	Diluted earnings per share

PSA Consolidated income statement	Note	Year ended December 31, 2019 (as previously reported)	Reclassifications	Less: Faurecia discontinued operations	Year ended December 31, 2019 (as adjusted)	Stellantis Consolidated income statement
Continuing operations
Revenue		€74,731	€—	15,738	€58,993	Net revenues
Cost of goods and services sold	(i), (ii), (iii)	59,083	855	13,313	46,625	Cost of revenues
Selling, general and administrative expenses	(i), (iii)	6,472	(753)	797	4,922	Selling, general and other costs
Research and development expenses	(ii)	2,852	141	420	2,573	Research and development costs
	(iii)	—	119	—	119	Gains/(Losses) on disposal of investments
Restructuring costs		1,531	—	194	1,337	Restructuring costs
Impairment of CGUs	(ii)	283	(283)	—	—
Other operating expense (income )	(iii)	(159)	159	—	—
Operating income (loss)		4,669	—	1,014	3,655	Operating income/(loss)
Financial income	(iv)	(192)	192	—	—
Financial expenses	(iv)	536	(536)	—	—
Net financial expense (income)	(iv)		344	220	124	Net financial expenses/(income)
Income (loss) before tax of fully consolidated companies		4,325	—	794	3,531	Profit before taxes
Current taxes	(v)	816	(816)	—	—
Deferred taxes	(v)	(100)	100	—	—
Income taxes	(v)	—	716	168	548	Tax expense
Share in net earnings of equity method investments		(25)	—	37	(62)	Share of the profit/(loss) of equity method investees
Consolidated profit (loss) from continuing operations		3,584	—	663	2,921	Net profit from continuing operations
Attributable to Owners of the parent		3,201		271	2,930	Owners of the parent
Attributable to Non-controlling interests		383		392	(9)	Non-controlling interests
Consolidated profit (loss) from discontinued operations		—	—	663	663	Profit from discontinued operations, net of tax
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD		€3,584	€—	€—	€3,584	Net profit
						Net profit/(loss) attributable to:
Attributable to Owners of the parent		€3,201	€—	€—	€3,201	Owners of the parent
Attributable to Non-controlling interests		€383	€—	€—	€383	Non-controlling interests
						Net profit/(loss) from discontinued operations attributable to:
			€—	€271	€271	Owners of the parent
			€—	€392	€392	Non-controlling interests

Earnings per share:						Earnings per share:
Basic earnings per €1 par value share - attributable to Owners of the parent		€3.58			€2.05	Basic earnings per share
Diluted earnings per €1 par value share - attributable to Owners of the parent		€3.40			€1.95	Diluted earnings per share
Earnings per share for Net profit from continuing operations:						Earnings per share for Net profit from continuing operations:
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€3.58			€1.88	Basic earnings per share
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€3.40			€1.79	Diluted earnings per share

The following reclassifications have been made to align PSA’s historical income statement for the years ended December 31, 2020 and 2019 with Stellantis’ presentation following the merger.
•(i) Reclassification of warranty expense from Selling, general and administrative expenses to Cost of goods and services sold.
•(ii) Reclassification of impairment expense from Impairment of CGUs to Cost of revenues and Research and development expenses.
•(iii) Reclassification of Other operating income (expense) to Gain on disposal of investments, Cost of revenues and Selling general and other costs.
•(iv) Combination of Financial income and Financial expense into Net financial expenses.
•(v) Combination of Current taxes, Deferred taxes and Income Taxes into Tax expense.
Changes in segment reporting
Prior to the merger, PSA’s four reportable segments were the Automotive division, consisting of the historical Peugeot Citroën DS business segment and of the Opel Vauxhall business segment, the Automotive Equipment segment, corresponding to the Faurecia Group, and the Finance segment, corresponding to the Banque PSA Finance group. Subsequent to the completion of the merger, the historical results of the Company have been re-presented to reflect the six reportable segments presented by Stellantis: five regional vehicle segments (North America, South America, Enlarged Europe, Middle East & Africa, and China and India & Asia Pacific) and Maserati, our global luxury brand segment.
Refer to Note 29, Segment Reporting for additional detail.

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€144,559	€45,736	€56,776
Other services provided	3,112	1,318	1,485
Construction contract revenues	602	—	—
Lease installments from assets sold with a buy-back commitment	994	578	683
Interest income of financial services activities	152	24	49
Total Net revenues	€149,419	€47,656	€58,993
Net revenues by geographical area were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Net revenues in:
North America(1)	€68,885	€122	€142
France	15,421	14,345	16,352
Italy	10,065	3,513	5,016
Germany	7,891	5,545	7,127
Brazil	7,607	282	569
United Kingdom	6,106	4,591	6,262
Spain	4,428	3,508	4,880
Turkey	2,294	1,658	853
Belgium	2,214	2,185	2,558
China	2,013	133	175
Argentina	1,961	434	516
Poland	1,273	753	1,191
Netherlands	1,192	1,030	1,543
Japan	1,174	440	405
Switzerland	1,160	361	739
Austria	1,085	685	874
Other countries	14,650	8,071	9,791
Total Net revenues	€149,419	€47,656	€58,993
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment.
Net revenues attributed by segment for the years ended December 31, 2021, 2020 and 2019 were as follows:

2021	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€66,618	€10,191	€56,315	€5,088	€3,868	€1,962	€517	€144,559
Other services provided	1,072	283	1,309	77	56	40	275	3,112
Construction contract revenues	—	—	—	—	—	—	602	602
Revenues from goods and services	67,690	10,474	57,624	5,165	3,924	2,002	1,394	148,273

Lease installments from assets sold with a buy-back commitment	16	—	978	—	—	—	—	994
Interest income from financial services activities	—	—	—	—	—	—	152	152
Total Net revenues	€67,706	€10,474	€58,602	€5,165	€3,924	€2,002	€1,546	€149,419

2020	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€122	€1,091	€40,662	€3,049	€812	€—	€—	€45,736
Other services provided	—	62	1,143	5	52	—	56	1,318
Construction contract revenues	—	—	—	—	—	—	—	—
Revenues from goods and services	122	1,153	41,805	3,054	864	—	56	47,054

Lease installments from assets sold with a buy-back commitment	—	—	578	—	—	—	—	578
Interest income from financial services activities	—	—	—	1	—	—	23	24
Total Net revenues	€122	€1,153	€42,383	€3,055	€864	€—	€79	€47,656

2019	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€140	€1,647	€51,564	€2,577	€840	€—	€8	€56,776
Other services provided	—	99	1,263	5	118	—	—	1,485
Construction contract revenues	—	—	—	—	—	—	—	—
Revenues from goods and services	140	1,746	52,827	2,582	958	—	8	58,261

Lease installments from assets sold with a buy-back commitment	—	—	683	—	—	—	—	683
Interest income from financial services activities	—	—	—	—	—	—	49	49
Total Net revenues	€140	€1,746	€53,510	€2,582	€958	€—	€57	€58,993

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Research and development expenditures expensed	€2,761	€1,281	€1,689
Amortization of capitalized development expenditures	1,575	822	742
Impairment and write-off of capitalized development expenditures	151	128	142
Total Research and development costs	€4,487	€2,231	€2,573
Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for detail on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2021, 2020 and 2019.
Refer to Note 10, Other intangible assets, for information on capitalized development expenditures.

6.	Net financial expenses
The following table summarizes the Company’s financial income and expenses, included within Net financial expenses:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Interest income and other financial income	€188	€108	€135

Financial expenses:
Interest expense and other financial expenses:	545	178	140
Interest expense on notes	182	97	54
Interest expense on borrowings from bank	77	16	35
Other interest cost and financial expenses	286	65	51
Interest on lease liabilities	56	13	16
Write-down of financial assets	10	16	5
Net interest expense/(income) on employee benefits provisions	169	(8)	2
Total Financial expenses	780	199	163
Net expenses from derivative financial instruments and exchange rate differences	142	3	96
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	922	202	259

Net Financial expenses	€734	€94	€124

Interest income and other financial income for the year ended December 31, 2020 includes a benefit of €57 million resulting from the remeasurement of the financial liability recognized upon the commitment to repurchase 30.7 million Groupe PSA shares from Dongfeng Group in the context of the merger with FCA. Dongfeng Group (DFG) agreed to sell, and Groupe PSA agreed to buy, 30.7 million shares prior to closing of the merger. At the date of commitment, December 17, 2019, a financial liability of €685 million was initially recognized against retained earnings. Subsequently, as at December 31, 2019, it was remeasured to €668 million against Net financial expenses for €17 million. The agreement was subsequently amended on December 15, 2020 when the outstanding amount of 20.7 million shares were cancelled and no obligation to repurchase shares from DFG was in place at December 31, 2020.

7.	Tax expense
The following table summarizes Tax expense:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Current tax expense	€2,294	€434	€554
Deferred tax (benefit)/expense	(342)	41	(21)
Tax (benefit)/expense relating to prior periods(1)	(41)	29	15
Total Tax expense	€1,911	€504	€548
____________________________________________________________________________________________________
(1) Tax (benefit)/expense relating to prior periods includes €297 million deferred tax benefit related to U.S. provision to return adjustments for prior years' tax positions finalized in 2021.

Effective tax rate reconciliation

The applicable tax rate used to determine theoretical income taxes is the statutory rate of the jurisdiction in which the Company is tax resident during each reported period. During 2021, as a result of the merger, Stellantis N.V. migrated its tax residency from the UK to the Netherlands. For 2020 and 2019, prior year comparative information represents the financial information of PSA, which was tax resident in France. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate of 25.0 percent Netherlands tax rate in 2021 (France tax rate: 32.0 percent in 2020 and 34.4 percent in 2019) and income taxes recognized is as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Profit/(loss) before tax	€14,392	€2,916	€3,531
Income tax rate	25.0%	32.0%	34.4%
Theoretical income taxes	€3,598	€933	€1,215
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	178	(102)	(165)
Recognition and utilization of previously unrecognized deferred tax assets	(1,954)	(410)	(454)
Deferred tax assets not recognized and write-downs	598	96	80
Permanent differences	(472)	(73)	(186)
Tax credits	(85)	(1)	(9)
Tax rate changes	53	—	—
Withholding tax	63	—	—
Other differences	(68)	61	67
Total Tax expense	1,911	504	548
Effective tax rate	13.3%	17.3%	15.5%

The decrease in the effective tax rate to 13.3 percent in 2021 from 17.3 percent in 2020 was primarily related to the tax benefit related to net recognition and utilization of previously unrecognized Deferred tax assets, primarily in France and Germany, where the assessment of future taxable income to support such recognition has been made considering the historical cumulative tax position along with the forecasted taxable income during the period covered in the MTP. This tax benefit was offset partially by the unfavorable effective tax rate impact of the inclusion of North America from the merger date, as well as current year unrecognized Deferred tax assets, primarily in Italy and Brazil.

Net deferred tax position

The Company recognizes the net amount as either Deferred tax assets or Deferred tax liabilities, to the extent deferred taxes may be offset. Amounts recognized were as follows:

	At December 31,
	2021	2020
	(€ million)
Deferred tax assets(1)	€1,927	€1,096
Deferred tax liabilities(1)	(4,374)	(801)
Total Net deferred tax (liabilities)/assets	€(2,447)	€295
________________________________________________________________________________________________________________________________________________(1) Deferred tax assets and Deferred tax liabilities include the impacts of (i) Unrecognized deferred tax assets on temporary differences; (ii) Deferred tax assets arising from tax loss carry-forwards; and (iii) Unrecognized deferred tax assets on tax loss carry-forwards, which are reflected separately below in the Changes in deferred tax position by nature summary.

The change in Net deferred tax assets at December 31, 2020 to Net deferred tax liabilities at December 31, 2021 was mainly due to the inclusion of deferred tax liabilities of FCA from the merger date, primarily in North America. This change was partially offset by net recognition and utilization of previously unrecognized deferred tax assets in France and Germany. See Note 2, Basis of Preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.

Changes in deferred tax position by nature
The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2021 and 2020 were as follows:

	At January 1, 2021	FCA-PSA merger	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and Other (1)	At December 31, 2021
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€44	€(2,159)	€(374)	€—	€1	€(174)	€(2,662)
Capitalized development assets	(1,784)	(2,574)	(176)	—	—	221	(4,313)
Other Intangible assets and Intangible assets with indefinite useful lives	(188)	(3,331)	(16)	—	—	(198)	(3,733)
Right-of-use assets	(68)	(381)	69	—	—	(17)	(397)
Provision for employee benefits	—	(114)	44	(491)	—	(30)	(591)
Other	(742)	(375)	(21)	(62)	—	(198)	(1,398)
Total deferred tax liabilities	€(2,738)	€(8,934)	€(474)	€(553)	€1	€(396)	€(13,094)
Deferred tax assets arising on:
Provisions	€665	€3,595	€(2)	€—	€9	€243	€4,510
Provision for employee benefits	892	1,424	306	(258)	2	(41)	2,325
Lease liabilities	80	377	(66)	—	—	22	413
Impairment of tangible and intangible assets	—	1,986	(394)	—	—	(2)	1,590
Inventories	290	117	26	—	1	(184)	250
Allowances for doubtful accounts	—	126	(10)	—	—	(1)	115
Provision for buy back	69	—	64	—		(2)	131
Other	694	2,288	(177)	9	1	(180)	2,635
Total deferred tax assets	€2,690	€9,913	€(253)	€(249)	€13	€(145)	€11,969
Unrecognized deferred tax assets on temporary differences	(938)	(3,439)	957	(16)	(6)	(20)	(3,462)
Deferred tax assets arising on tax loss carry-forwards	4,289	5,226	(130)	(33)	12	(561)	8,803
Unrecognized deferred tax assets	(3,008)	(4,783)	539	33	(12)	568	(6,663)
Total Net deferred tax assets/(liabilities)	€295	€(2,017)	€639	€(818)	€8	€(554)	€(2,447)
____________________________________________________________________________________________________
(1) Translation differences and other includes the deconsolidation of Faurecia, which represents a change in scope of consolidation during 2021.

	At January 1, 2020	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and Other	At December 31, 2020
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€490	€(496)	€—	€—	€50	€44
Capitalized development expenditures	(1,858)	163	—	—	(89)	(1,784)
Other Intangible assets and Intangible assets with indefinite useful lives	(158)	(30)	—	—	—	(188)
Right-of-use assets	(65)	(2)	—	—	(1)	(68)
Other	(786)	(16)	4	—	56	(742)
Total deferred tax liabilities	€(2,377)	€(381)	€4	€—	€16	€(2,738)
Deferred tax assets arising on:
Provisions	€636	€(16)	€—	€—	€45	€665
Provision for employee benefits	751	(2)	118	—	25	892
Lease liabilities	77	3	—	—	—	80
Impairment of financial assets	—	—	—	—	—	—
Inventories	233	44	—	—	13	290
Provision for buy-back	54	15	—	—	—	69
Allowances for doubtful accounts	(3)	—	—	—	3	—
Other	745	131	(1)	—	(181)	694
Total deferred tax assets	€2,493	€175	€117	€—	€(95)	€2,690
Unrecognized deferred tax assets on temporary differences	(745)	(74)	(89)	—	(30)	(938)
Deferred tax assets arising on tax loss carry-forwards	4,630	(254)	—	—	(87)	4,289
Unrecognized deferred tax assets on tax loss carry-forwards	(3,630)	551	—	—	71	(3,008)
Total Net deferred tax assets /(liabilities)	€371	€17	€32	€—	€(125)	€295
In accordance with IAS 12 - Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit is available against which the deductible temporary differences could be utilized. A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and equity method investments for the variance between their tax and accounting value, except to the extent that both of the following conditions are satisfied: (i) Stellantis is able to control the timing of the reversal of the temporary difference; (ii) It is probable that the temporary difference will not reverse in the foreseeable future.
As of December 31, 2021, the Company had total Deferred tax assets on deductible temporary differences of €11,969 million (€2,690 million at December 31, 2020), of which €3,462 million was not recognized (€938 million at December 31, 2020). As of December 31, 2021, the Company also had Deferred tax assets on tax loss carry-forwards of €8,803 million (€4,289 million at December 31, 2020), of which €6,663 million was not recognized (€3,008 million at December 31, 2020).

Tax loss carry-forwards
Recognition of deferred tax assets related to tax loss carry-forwards were tested for realizability based on forecasted future taxable income using estimates consistent with the main assumptions of the MTP. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, were recognized to the extent that it was probable that future profits would be available against which they could be utilized. The realization of these deferred tax assets was sensitive to the assumptions and judgments used in the determination of the taxable income in the future, as well as Stellantis’ ability to implement tax planning strategies, as necessary. For the year ended December 31, 2021, deferred tax assets were recognized in France and Germany, primarily related to tax loss carry-forwards and temporary differences, respectively. While Stellantis has not yet recognized all deferred tax assets in all jurisdictions, it is possible the Company’s assessment of realizability could change, resulting in the recognition of additional deferred tax assets in the Company’s Balance Sheet and the related income tax benefit in the Company’s Income Statement. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry-forward	Unrecognized deferred tax assets on tax loss carry-forwards (after application of the current tax rate)
	At December 31,
	2021			2020
	(€ million)
Tax Groups:
France	€2,088	€(1,507)	€581	€1,475
Germany	118	(118)	—	107
Spain	609	(54)	555	447
Italy	3,500	(421)	3,079	—
Other Jurisdictions:
Brazil	1,853	—	1,853	169
Others	635	(40)	595	810
Total	€8,803	€(2,140)	€6,663	€3,008
At the end of December 2021, the Company had total tax-effected tax loss carry-forwards of €8.8 billion, of which €6.7 billion were not recognized. Tax loss carry-forwards in France, Germany, Italy, Spain, and Brazil do not expire. Tax loss carry-forwards relating to the French, German, Spanish and Italian tax groups are available within each tax group for offsetting against net deferred tax liabilities (subject to limitations provided under local tax law) and are recognized in the Consolidated Statement of Financial Position. In February 2022, the French tax authorities preliminarily agreed that upon merger, the French permanent establishment of Stellantis N.V., along with the companies within the former French consolidated tax group, succeeded to approximately €9.0 billion of French tax loss carry-forwards existing as of December 31, 2020 (of which approximately €0.9 billion was utilized during 2021 to offset current taxes).

8.	Other information by nature
Personnel costs for the continuing operations of the Company for the years ended December 31, 2021, 2020 and 2019 amounted to €17.1 billion, €5.9 billion and €6.7 billion, respectively, and included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2021, 2020 and 2019, the continuing operations of the Company had an average number of employees of 292,434, 111,864 and 115,030, respectively.

Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Depreciation of right-of-use assets	€529	€189	€171
Interest expense on lease liabilities	56	13	16
Variable lease payments not included in the measurement of lease liabilities	5	4	4
Income from sub-leasing right-of-use assets	(95)	(9)	(8)
Expenses relating to short-term leases and to leases of low-value assets	137	24	30
Gains arising from sale and leaseback transactions	(22)	—	—
Total expense recognized in Net profit from continuing operations	€610	€221	€213

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2021 and 2020 are summarized below:

	Goodwill
	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Other	Total Goodwill and intangible assets with indefinite useful lives
	(€ million)
At January 1, 2020	€4,862	€(550)	€4,312	€1,965	€20	€6,297
Additions	—	(150)	(150)	—	—	(150)
Translation differences and Other	202	—	202	(20)	(2)	180
At December 31, 2020	5,064	(700)	4,364	1,945	18	6,327
FCA-PSA merger	11,506	—	11,506	12,797	—	24,303
Additions	119	—	119	—	1	120
Change in scope of consolidation (1)	(2,963)	660	(2,303)	—	—	(2,303)
Translation differences and Other	689	—	689	785	—	1,474
At December 31, 2021	€14,415	€(40)	€14,375	€15,527	€19	€29,921
_______________________________________________________________________________________________________________________________________________
(1) Primarily relates to deconsolidation of Faurecia as a discontinued operation as from January 1, 2021
Translation differences in 2021 primarily related to foreign currency translation of U.S. Dollar to the Euro.
Brands
Brands, comprising Jeep, Ram, Dodge, Mopar, Opel/Vauxhall, Fiat, Alfa Romeo and Maserati are allocated to North America, Enlarged Europe and Maserati segments. These rights are protected legally through registration with government agencies and through their continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they were classified as intangible assets with indefinite useful lives and were therefore not amortized but instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands is tested jointly with the goodwill allocated to the North America, Enlarged Europe and Maserati segments.

Goodwill
There were nil, €150 million and nil impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2021, 2020 and 2019, respectively. Refer to Note 2, Basis of preparation - Use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.
The following table summarizes the allocation of Goodwill and Brands between the Company’s reportable segments:

	At December 31, 2021
(€ million)	Goodwill	Brands
North America	€10,180	€11,509
South America	1,287	—
Enlarged Europe	2,040	3,047
Middle East & Africa	—	—
China and India & Asia Pacific	199	—
Maserati	514	971
Other activities	155	—
Total Goodwill	€14,375	€15,527
The following table summarizes the allocation of Goodwill between the former PSA reportable segments:

At December 31,
(€ million)	2020
Automotive Opel Vauxhall CGU	€1,823
Automotive Peugeot Citröen DS and Other businesses CGU	173
Faurecia CGUs inside Faurecia Group	2,196
Faurecia CGU at PSA level	172
Total Goodwill	€4,364
Refer to Note 29, Segment reporting for discussion on segment changes.

10.	Other intangible assets

	Capitalized development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2020	€22,778	€313	€2,232	€25,323
Additions	1,862	7	116	1,985
Divestitures	(430)	(3)	(35)	(468)
Transfer to Assets held for sale	—	—	—	—
Translation differences and other changes	(214)	1	740	527
At December 31, 2020	23,996	318	3,053	27,367
FCA-PSA merger	6,292	339	1,624	8,255
Additions	3,128	59	704	3,891
Divestitures	(111)	(2)	(151)	(264)
Change in scope of consolidation	(4,818)	(92)	(1,543)	(6,453)
Transfer to Assets held for sale	—	—	—	—
Translation differences and other changes	478	180	127	785
At December 31, 2021	28,965	802	3,814	33,581
Accumulated amortization and impairment losses at January 1, 2020	15,487	244	1,289	17,020
Amortization	1,345	22	200	1,567
Impairment losses and asset write-offs	145	—	17	162
Divestitures	(425)	(3)	(34)	(462)
Transfer to Assets held for sale	—	—	—	—
Translation differences and other changes	(114)	(3)	503	386
At December 31, 2020	16,438	260	1,975	18,673
Amortization	1,575	102	157	1,834
Impairment losses and asset write-offs	151	—	1	152
Divestitures	(104)	(1)	(1)	(106)
Change in scope of consolidation	(2,758)	(66)	(965)	(3,789)
Translation differences and other changes	18	164	—	182
At December 31, 2021	15,320	459	1,167	16,946
Carrying amount at December 31, 2020	€7,558	€58	€1,078	€8,694
Carrying amount at December 31, 2021	€13,645	€343	€2,647	€16,635
Other intangible assets of the former FCA Group with an acquisition fair value of €8.3 billion were recognized on completion of the merger. Refer to Note 3, Scope of Consolidation for additional information.
Capitalized development expenditures included both internal and external costs that were directly attributable to the internal product development process, primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs.
In 2021, €152 million of impairment losses and asset write-offs were recognized, refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for further information on the impairment losses and asset write-offs recognized.
In 2020, €162 million primarily related to impairment of capitalized development expenditures in China.

At December 31, 2021, translation differences primarily related to foreign currency translation of the US Dollar to the Euro and Pound Sterling to Euro. At December 31, 2020, translation differences primarily related to foreign currency translation of the Pound Sterling to Euro and the Argentina Peso to Euro.
Amortization of capitalized development expenditures was recognized within Research and development costs within the Consolidated Income Statement, as described in Note 5, Research and development costs. Amortization of Patents, concessions,licenses and Other intangibles are recognized within Cost of revenues and Selling, general and other costs.
At December 31, 2021 and 2020, the Company had contractual commitments for the purchase of intangible assets amounting to €160 million and nil, respectively.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The Company leases assets including land, buildings, plant machinery and equipment, and other assets.

	Land	Buildings	Plant, machinery and equipment	Other (1) assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2020	€554	€7,576	€34,515	€4,791	€1,663	€49,099
Additions	2	286	996	93	982	2,359
Divestitures	(22)	(172)	(1,050)	(84)	(13)	(1,341)
Change in the scope of consolidation	—	—	—	—	—	—
Translation differences	(13)	(176)	(510)	(70)	(80)	(849)
Transfer to Assets held for sale	—	—	—	—	—	—
Other changes	(7)	81	362	341	(928)	(151)
At December 31, 2020	514	7,595	34,313	5,071	1,624	49,117
FCA-PSA merger	1,237	4,371	9,799	807	4,452	20,666
Additions	2	348	2,995	214	1,569	5,128
Divestitures	(39)	(469)	(875)	(155)	(11)	(1,549)
Change in the scope of consolidation	(114)	(2,046)	(5,109)	(628)	(431)	(8,328)
Translation differences	51	272	816	83	128	1,350
Transfer from Assets held for sale	1	18	34	—	4	57
Other changes	(1)	143	3,575	682	(3,391)	1,008
At December 31, 2021	1,651	10,232	45,548	6,074	3,944	67,449
Accumulated depreciation and impairment losses at January 1, 2019	23	4,507	27,147	1,287	28	32,992
Depreciation	—	409	1,576	172	—	2,157
Divestitures	(1)	(121)	(989)	(59)	—	(1,170)
Impairment losses and asset write-offs	—	19	73	—	—	92
Change in the scope of consolidation	—	—	—	—	—	—
Translation differences	—	(90)	(400)	(31)	(9)	(530)
Transfer to Assets held for sale	—	—	—	—	—	—
Other changes	1	(76)	(306)	(31)	5	(407)
At December 31, 2020	23	4,648	27,101	1,338	24	33,134
Depreciation	1	545	3,096	350	—	3,992
Divestitures	—	(210)	(822)	(138)	—	(1,170)
Impairment losses and asset write-offs	—	66	71	—	—	137
Change in the scope of consolidation	(8)	(931)	(3,266)	(433)	—	(4,638)
Translation differences	—	18	56	11	—	85
Transfer to Assets held for sale	—	—	(3)	(1)	—	(4)
Other changes	1	33	287	104	—	425
At December 31, 2021	17	4,169	26,520	1,231	24	31,961
Carrying amount at December 31, 2020	€491	€2,947	€7,212	€3,733	€1,600	€15,983
Carrying amount at December 31, 2021	€1,634	€6,063	€19,028	€4,843	€3,920	€35,488
_______________________________________________________________________________________________________________
(1) Other assets includes vehicles sold with a buyback commitments for which the divestitures are reported on a net basis within the changes of gross carrying amount.
Property, plant and equipment of the FCA Group with an acquisition fair value of €20.7 billion were recognized on completion of the merger. Refer to Note 3, Scope of Consolidation for additional information.
Included within the total €35,488 million Property, plant and equipment amounts presented above was owned property, plant and equipment of €33,162 million and right-of-use assets of €2,326 million at December 31, 2021.

Included within the total €15,983 million Property, plant and equipment amounts presented above was owned property, plant and equipment of €14,299 million and right-of-use assets of €1,684 million at December 31, 2020.
Changes in Right-of-use assets are as follows:

	Land	Buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at January 1, 2020	3	1,392	109	131	1,635
Depreciation	—	(262)	(59)	(50)	(371)
Additions	1	231	182	46	460
Divestitures	—	(18)	(13)	(11)	(42)
Change in the scope of consolidation	—	69	(2)	(6)	61
Translation differences	—	(55)	(1)	(3)	(59)
Other	—	—	—	—	—
Balance at December 31, 2020	4	1,357	216	107	1,684
FCA-PSA merger	20	1,395	300	187	1,902
Depreciation	(1)	(285)	(125)	(118)	(529)
Additions	—	133	33	117	283
Change in the scope of consolidation	—	(745)	(73)	(79)	(897)
Divestitures	(2)	(178)	(18)	(4)	(202)
Translation differences	1	98	17	11	127
Other	—	(41)	(1)	—	(42)
Balance at December 31, 2021	€22	€1,734	€349	€221	€2,326
For the year ended December 31, 2021, the Company recognized a total of €137 million of impairment losses and asset write-offs. Refer to Note 2, Basis of Preparation - Use of estimates - Recoverability of non-current assets with definite useful lives, for further information on the impairment losses and asset write-offs recognized.
For the year ended December 31, 2020, the Company recognized a total of €92 million of impairment losses and asset write-offs.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2021, and 2020.
In 2021, translation differences of €1,265 million primarily reflected the foreign currency transaction impacts of U.S. Dollar and of Pound Sterling to the Euro. In 2020, translation differences of €319 million primarily reflected the foreign currency transaction impacts of Pound Sterling and Brazilian Real to Euro.
At December 31, 2021 and 2020, the carrying amounts of Property, plant and equipment of the Company (excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, was €1,388 million and €327 million, respectively.
At December 31, 2021 and 2020, the Company had contractual commitments for the purchase of Property, plant and equipment amounting to €1,712 million and €1,092 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
	2021	2020
	(€ million)
Joint ventures	€5,635	€2,844
Associates	297	308
Other	90	—
Total Investments accounted for using the equity method	€6,022	€3,152
The Company's ownership percentages and the carrying value of investments in joint ventures accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2021	2020	2021	2020
Joint ventures	Ownership percentage		(€ million)
Finance companies in partnership with Santander Consumer Finance	50.0%	50.0%	€1,896	€1,920
FCA Bank S.p.A.	50.0%	—%	1,858	—
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	—%	727	—
Finance companies in partnership with BNP Paribas Personal Finance	50.0%	50.0%	636	578
Dongfeng Peugeot Citroën Auto Finance Company	25.0%	25.0%	137	114
GAC FIAT Chrysler Automobiles Co.	50.0%	—%	130	—
Automotive Cells Company SE (ACC)	50.0%	50.0%	89	16
Others			162	216
Total			€5,635	€2,844
Equity investments of the FCA Group with an acquisition fair value of €2,637 million were recognized on completion of the merger. Refer to Note 3, Scope of Consolidation for additional information.
FCA Bank, a joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”), operates in Europe, primarily in Italy, France, Germany, UK and Spain. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the FCA vehicle brands and for Maserati vehicles. On July 19, 2019, FCA and Crédit Agricole Consumer Finance agreed to extend the term until December 31, 2024, with automatic renewal unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.
The financial statements of FCA Bank as at and for the year ended December 31, 2021 have not been authorized for issuance as of the date of issuance of the Company Consolidated Financial Statements. As such, the most recent publicly available financial information is included in the tables below.
The most recently available information was used to estimate the Company's share of FCA Bank net income and net equity.

The following tables include summarized financial information relating to FCA Bank:

At June 30, 2021
(€ million)
Financial assets	€24,502
Of which: Cash and cash equivalents	286
Other assets	6,171
Financial liabilities	25,319
Other liabilities	1,710
Total Equity	3,644
Net assets attributable to owners of the parent	3,579

Carrying amount of interest in FCA Bank
Company's share of net assets	1,790
Elimination of unrealized profits and other adjustments	68
Carrying amount of interest in FCA Bank(1)	€1,858
______________________________________________________________________________________________________________________________
(1) Amounts as at December 31, 2021.

Six months ended June 30
2021
(€ million)
Interest and similar income	€420
Interest and similar expenses	(98)
Income tax expense	(88)
Profit from continuing operations	254
Net profit	254

Net profit attributable to owners of the parent (A)	250
Other comprehensive income/(loss) attributable to owners of the parent (B)	16
Total Comprehensive income attributable to owners of the parent (A+B)	€266
Company’s share of net profit(1)	€233
______________________________________________________________________________________________________________________________
(1) Amounts for the year ended December 31, 2021.

There are two partnerships with Santander Consumer Finance,which covers the activities of financing and insurance of the Peugeot, Citroën and DS brands’ operations in the following countries: France, the United Kingdom, Malta, Spain, Italy, the Netherlands, Belgium, Germany, Austria, Brazil and Poland.
The following tables include summarized financial information relating to the finance companies in partnership with Santander Consumer Finance:

	At December 31, 2021	At December 31, 2020
	(€ million)
Financial assets	€31,959	€33,067
Of which: Cash and cash equivalents	2,758	2,355
Other assets	1,147	1,151
Financial liabilities	27,445	28,528
Other liabilities	1,869	1,850
Total Equity	3,792	3,840

Carrying amount of interest
Company’s share of net assets	1,896	1,920
Elimination of unrealized profits and other adjustments	—	—
Carrying amount of interest	€1,896	€1,920

	Years ended December 31,
	2021	2020	2019
	(€ million)
Interest and similar income	€2,300	€2,249	€2,178
Interest and similar expenses	(997)	(979)	(951)
Income tax expense	(210)	(227)	(199)
Profit from continuing operations	673	552	561
Net profit	673	552	561

Net profit attributable to owners of the parent (A)	336	276	281
Other comprehensive income/(loss) attributable to owners of the parent (B)	15	(24)	11
Total Comprehensive income attributable to owners of the parent (A+B)	€351	€252	€292
Company’s share of net profit	€336	€276	€281
Tofas, the Company’s joint venture with Koç Holding, is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2021, the fair value of the Company’s interest in Tofas was €976 million.

The Company's proportionate share of the earnings of its joint ventures, associates and interests in unconsolidated subsidiaries accounted for using the equity method is included within Share of the profit/(loss) of equity method investees in the Consolidated Income Statement. The following table summarizes the share of profits of equity method investees included within Share of the profit/(loss) of equity method investees:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Joint Ventures	€737	€(95)	€(78)
Associates	22	24	18
Other	(22)	(3)	(2)
Total Share of the profit/(loss) of equity method investees	€737	€(74)	€(62)
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Company’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Joint ventures:
(Loss)/profit from continuing operations	€168	€(372)	€(359)
Net (loss)/profit	168	(372)	(359)
Other comprehensive loss	(72)	(4)	(268)
Total Other comprehensive (loss)/income	€96	€(376)	€(627)

Associates:
(Loss)/income from continuing operations	€22	€24	€18
Net (loss)/income	22	24	18
Other comprehensive (loss)/income	13	—	(34)
Total Other comprehensive income/(loss)	€35	€24	€(16)

13.	Financial assets
Financial assets consisted of the following:

		At December 31,
		2021			2020
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	17	€53	€—	€53	€3	€—	€3
Financial securities measured at fair value through other comprehensive income	24	67	38	105	—	—	—
Financial securities measured at fair value through profit or loss	24	629	378	1,007	413	302	715
Financial securities measured at amortized cost		1,087	29	1,116	518	110	628
Financial receivables		65	117	182	—	—	—
Collateral deposits(1)	24	2	45	47	1	—	1
Total financial assets		€1,903	€607	€2,510	€935	€412	€1,347
______________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations.
During the year ended December 31, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which Stellantis holds a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during the year ended December 31, 2021. The remaining position of €137 million as of December 31, 2021 is expected to be fully collectible, as it is a fully insured fund, however, due to the inability to access the funds on demand, the investment has been reclassified from Cash and cash equivalents in the statement of financial position at December 31, 2020 to Current financial assets at December 31, 2021.

14.	Inventories

	At December 31,
	2021	2020
	(€ million)
Finished goods and goods for resale	€5,144	€2,940
Work-in-progress, raw materials and manufacturing supplies	6,019	2,426
Amount due from customers for contract work	198	—
Total Inventories	€11,361	€5,366
Inventories of FCA with an acquisition fair value of €9.3 billion were recognized on completion of the merger resulting in a revaluation of €522 million as compared to the book value in FCA that was reversed as the inventory turned during the first half of the year ended December 31, 2021. Refer to Note 3, Scope of Consolidation for additional information.
The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended December 31, 2021, 2020 and 2019 was €479 million, €23 million and €40 million, respectively. These mainly relate to finished goods.

The Construction contracts, net asset/(liability) related to the design and production of industrial automation systems and related products and is summarized as follows:

	At December 31,
	2021	2020
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€696	€—
Less: Progress billings	552	—
Construction contracts, net asset/(liability)	€144	€—
Construction contract assets	198	—
Less: Construction contract liabilities (Note 23)	54	—
Construction contracts, net asset/(liability)	€144	€—
The Construction contracts, net asset/(liability) was nil at December 31, 2020, as related to the industrial automation systems design and production business of FCA which, as part of the merger is now included within the operating segment Other activities.
Changes in the Company's construction contracts, net asset/(liability) for the year ended December 31, 2021, were as follows:

	At January 1, 2021	FCA - PSA merger	Advances received from customers	Amounts recognized within revenue	At December 31, 2021
	(€ million)
Construction contracts, net asset/(liability)	€—	€194	€(652)	€602	€144
At December 31, 2020, the entire amount of Construction contracts, net asset/(liability) was expected to be recognized as revenue in the following 12 months.

15.	Working capital

	Years ended December 31,
	2021	2020	2019
	(€ million)
Decrease in inventories	€2,201	€844	€502
Decrease in trade receivables	246	191	92
(Decrease)/increase in trade payables	(1,273)	218	294
Other changes	38	47	115
Total change in working capital	€1,212	€1,300	€1,003
The change in working capital in 2021 of €1,212 million includes (i) a decrease of €2,201 million in inventories, primarily in Enlarged Europe and North America, (ii) a decrease of €246 million in trade receivables, partially offset by (iii) a decrease of €1,273 million in trade payables, primarily due to reduced volumes of production in Enlarged Europe and North America.

16.	Trade receivables, other assets, prepaid expenses and Tax receivables
Other assets and prepaid expenses consisted of the following:

	At December 31						Increase due to the merger
	2021			2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	2,296	1,347	3,643	37	425	462	3,154
Other receivables	2,679	2,122	4,801	504	904	1,408	3,362
Defined benefit plan assets	—	2,423	2,423	—	704	704	1,296
Derivative operating assets	641	114	755	115	34	149	305
Prepaid expenses and other	746	260	1,006	1,737	28	1,765	464
Total other assets and prepaid expenses	€6,362	€6,266	€12,628	€2,393	€2,095	€4,488	€8,581

The following table summarizes Receivables from financing activities, Other receivables, Derivative operating assets and Tax receivables by due date:

	At December 31,
	2021					2020
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total
	(€ million)
Receivables from financing activities	2,296	923	424	1,347	3,643	37	175	250	425	462
Other receivables	2,679	1,773	349	2,122	4,801	504	683	221	904	1,408
Derivative operating assets	641	114	—	114	755	115	34	—	34	149
Total	€5,616	€2,810	€773	€3,583	€9,199	€656	€892	€471	€1,363	€2,019

Tax receivables	€285	€74	€31	€105	€390	€216	€—	€—	€—	€216

Trade receivables
Trade receivables are shown net of an ECL allowance, calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

	At January 1, 2021	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2021
	(€ million)
ECL allowance - Trade receivables	€250	€315	€(83)	€—	€482
Trade receivables of an immaterial amount were written off during the year ended December 31, 2021, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2021			2020
	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€2,882	€593	€3,475	€4,687	€486	€5,173
ECL allowance	(80)	(402)	(482)	(12)	(238)	(250)
Carrying amount	€2,802	€191	€2,993	€4,675	€248	€4,923
In addition to the amounts above, a further €5 million at December 31, 2021 (nil at December 31, 2020) of trade receivables were measured at FVPL. Refer to Note 24, Fair value measurement.
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Company and are summarized as follows:

	At December 31,
	2021	2020
	(€ million)
Dealer financing	€1,499	€30
Retail financing	1,438	1
Finance leases	5	—
Other	701	431
Total Receivables from financing activities	€3,643	€462
Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2021	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2021
	(€ million)
ECL allowance - Receivables from financing activities	€98	€77	€(54)	€—	€121
Receivables from financing activities of an immaterial amount were written off during the year ended December 31, 2021, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€3,359	€108	€45	€3,512	€559	€1	€—	€560
ECL allowance	(105)	(8)	(8)	(121)	(98)	—	—	(98)
Carrying amount	€3,254	€100	€37	€3,391	€461	€1	€—	€462

In addition to the amounts above, a further €252 million at December 31, 2021 (nil at December 31, 2020) of receivables from financing activities were measured at FVPL. Refer to Note 24, Fair value measurement.
Other receivables
At December 31, 2021, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €3,370 million (€1,052 million at December 31, 2020).
During 2017, the Brazilian Supreme Court ruled that the state value added tax should be excluded from the basis for calculating a federal tax on revenue. The Brazilian government appealed this decision, and in May 2021, the Brazilian Supreme Court rendered a final and definitive decision confirming the 2017 decision. Certain of Stellantis’ companies in Brazil had previously filed individual lawsuits on this matter.
As a result of the Supreme Court ruling, the previously recognized provision of €166 million related to PSA is no longer considered probable and was reversed during the year ended December 31, 2021. Corresponding deposits of approximately €180 million remain recorded within Other receivables pending release by the courts.
Also, as a result of the Supreme Court ruling discussed above, Other receivables of €113 million of which €87 million were recognized within Net revenues and €26 million within Net financial results for previously paid amounts that have not yet been recovered as these amounts are now virtually certain. The Company also expects to recognize approximately additional €41 million of previously paid taxes pending full resolution of these related cases.
Transfer of financial assets
At December 31, 2021, the Company had receivables due after that date, which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments, amounting to €12,509 million (€9,915 million at December 31, 2020), of which 57 percent (70 percent at December 31, 2020), mainly due from the sales network, transferred to financing companies in partnership with Santander, BNP Paribas and Crédit Agricole.
At December 31, 2021 and 2020, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2021			2020
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€137	€12	€149	€260	€—	€260
Carrying amount of the related liabilities (Note 22)	€137	€12	€149	€260	€—	€260

17.	Derivative financial and operating assets and liabilities
The following table summarizes the fair value of the Company's derivative financial instruments:

	At December 31,
	2021		2020
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€—	€—	€8	€—
Interest rate and currency risk - combined interest rate and currency swaps	1	(2)	4	(1)
Currency risk - forward contracts, currency swaps and currency options	184	(80)	47	(36)
Total Fair value hedges	185	(82)	59	(37)
Cash flow hedges:
Interest rate risk - interest rate swaps	1	(3)	—	(19)
Currency risks - forward contracts, currency swaps and currency options	73	(160)	10	(2)
Commodity price risk – commodity swaps and commodity options	488	(274)	83	(13)
Total Cash flow hedges	562	(437)	93	(34)
Derivatives for trading	61	(82)	—	—
Total Fair value of derivative financial assets/(liabilities)	€808	€(601)	€152	€(71)
Financial derivative assets/(liabilities) - current	€53	€(89)	€3	€(9)
Financial derivative assets/(liabilities) - non-current	€—	€(6)	€—	€(17)
Derivative operating assets/(liabilities) - current	€641	€(374)	€115	€(42)
Derivative operating assets/(liabilities) - non-current	€114	€(132)	€34	€(3)
Derivatives used in financing activities are reported in the financial assets/liabilities, while derivatives used in operating activities are reported in Other assets/liabilities.

The following table summarizes the outstanding notional amounts of the Company's derivative financial instruments by due date:

	At December 31,
	2021				2020
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€19,842	€5,759	€—	€25,601	€6,397	€538	€—	€6,935
Interest rate risk management	323	337	—	660	28	1,019	—	1,047
Interest rate and currency risk management	10	93	—	103	8	126	—	134
Commodity price risk management	2,131	1,635	—	3,766	428	438	—	866
Total Notional amount	€22,306	€7,824	€—	€30,130	€6,861	€2,121	€—	€8,982

Fair value hedges
The net gains and losses arising from the valuation of outstanding currency derivatives and interest rate and currency derivatives (for managing currency risk) were recognized in accordance with fair value hedge accounting and the net gains and losses arising from the respective hedged items are summarized as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Currency and interest rate risk
Change in ineffective portion	€(16)	€(10)	€(34)
Net gains/(losses)	€(16)	€(10)	€(34)
Cash flow hedges
Amounts recognized in the Consolidated Income Statement mainly related to currency risk management and commodity price risk management and, to a lesser extent, cash flows that were exposed to interest rate risk.
The Company's policy for managing currency risk and commodity price risk normally required hedging of projected future flows from trading activities which will occur within the following twenty-four and thirty-six months respectively. The hedging effect arising from this was recorded in the Cash flow hedge reserve within Other comprehensive (loss)/income and would be subsequently recognized in the Consolidated Income Statement, primarily during the following year.
For the year ended December 31, 2021 net gains of €2 million related to ineffectiveness were recognized in the Consolidated Income Statement (nil for the year ended December 31, 2020 and for the year ended December 31, 2019).
The Company reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Currency risk
Increase/(decrease) in Net revenues	€—	€—	€—
Decrease/(increase) in Cost of revenues	(82)	6	15
Net financial income/(expenses)	(86)	—	—
Result from investments	20	—	—
Interest rate risk
(Increase)/Decrease in Cost of revenues	—	—	—
Result from investments	(6)	—	—
Net financial expenses	2	—	—
Commodity price risk
(Increase)/decrease in Cost of revenues	18	(34)	(12)
Ineffectiveness and discontinued hedges	2	—	—
Tax expense	5	8	—
Items relating to discontinued operations, net of tax	—	—	—
Total recognized in the Consolidated Income Statement	€(127)	€(20)	€3
Derivatives for trading
At December 31, 2021, 2020 and 2019, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which did not qualify for hedge accounting.

Information on the Company's risk management strategy and additional information on the its hedging activities is provided in Note 31, Qualitative and quantitative information on financial risks.

18.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
	2021	2020
	(€ million)
Cash at banks	€13,176	€4,638
Money market securities measured at FVTPL	25,042	16,495
Other cash equivalents	11,411	1,760
Total Cash and cash equivalents	€49,629	€22,893
Cash and cash equivalents of the FCA Group with an acquisition fair value of €22,514 million were recognized on completion of the merger. Refer to Note 3, Scope of Consolidation for additional information.
Cash and cash equivalents held in certain foreign countries (primarily in Argentina, with an amount of €540 million at December 31, 2021) were subject to local exchange control regulations providing for restrictions on the amount of cash, other than dividends, that can leave the country.

19.	Share-based compensation
2021-2023 Long Term Incentive Plan
At the General Meeting of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan. under which the 2021-2023 Long-Term Incentive Plan (“2021-2023 LTIP”) operates.
In June 2021, the Company awarded a total of approximately 6.0 million Performance Share Units (“PSU”) and approximately 2.7 million Restricted Share Units (“RSU”) to eligible employees under the 2021-2023 LTIP.
In September and October 2021, the Company awarded approximately 1.3 million PSU and 1.0 million RSU awards.
In December 2021, the Company awarded 0.4 million PSU special awards. These have certain performance targets which are settled independently of each other and are expected to vest based on the Company’s targets for achievement of fixed costs, Adjusted operating income margin and break-even level, covering an approximate two year period from January 18, 2021 to December 31, 2022, with a payout scale ranging from 0 percent to 100 percent.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 40% are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering an approximate three year performance period from January 18, 2021 (the date of the completion of the merger) to December 31, 2023, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of synergies less implementation costs (“PSU Synergies”), following the completion of the merger, covering an approximate three year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. 10 percent of the PSU awards are expected to vest based on the achievement of certain regulatory emissions compliance targets (“PSU Compliance”) in the years ending December 31, 2021, 2022 and 2023. The remaining 10 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”), covering an approximate three-year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 7.3 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2024.
The RSU awards (“2021 RSU awards”), which represents the right to receive Stellantis common shares, are expected to vest in the second and fourth quarters of 2024 for the awards granted during the six months ended June 30, 2021, and during the six months ended December 31, 2021, respectively.

The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation.
Chief Executive Officer Shareholder Incentive Awards
In June 2021, the Company provided a long-term incentive award of 1.0 million PSUs to the Chief Executive Officer. The incentive award vests based on the achievement of absolute total shareholder return performance, covering the period starting January 18, 2021 and ending January 17, 2026, with a payout scale ranging from 0 percent to 200 percent.

The fair values of the special PSU awards were measured using a Monte Carlo Simulation.
Other Restricted Share Unit Grants
During the year ended December 31, 2021, the Company awarded approximately 0.8 million RSU awards to certain key employees of the Company, which represents the right to receive Stellantis common shares. A portion of these awards are expected to vest in 2022, with the remaining portion expected to vest in 2023 or 2024, in accordance with the award agreements. The fair values of these RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
A €1 billion extraordinary distribution of Stellantis common shares, contemplated by the combination agreement entered into by Fiat Chrysler Automobiles N.V. and Peugeot S.A. on December 17, 2019, as amended on September 14, 2020, was approved by the Annual General Meeting of Shareholders of Stellantis held on April 15, 2021 (“Distribution”). The Distribution entailed a payment to the holders of Stellantis common shares of €0.32 per outstanding common share. As discussed below, in Anti-dilution adjustments - RSU awards, participants with unvested awards received additional RSUs based on the conversion factor. In the case of participants under the French sub-plan of the Equity Incentive Plan, these participants received additional RSUs of equal value of the Distribution per unvested award, subject to a three-year vesting period.
Share-based payment plans issued by the former FCA Group
As a result of the merger, each outstanding legacy FCA PSU award, and each outstanding legacy FCA RSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the legacy FCA PSU Adjusted EBIT and legacy FCA PSU TSR awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. On completion of the merger 24.3 million replacement Stellantis RSU awards were granted.
In line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, the fair value of the Stellantis RSU awards was determined based on the FCA share price as of January 15, 2021, with a portion of this fair value included in the consideration transferred, which has been determined by multiplying the fair value of the original FCA awards as of January 15, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period. The remaining portion of the fair value is expected to be recognized within the Stellantis income statement over the remaining vesting term.
The replacement Stellantis RSU awards, which represents the right to receive Stellantis common shares are expected to vest in 2022 and 2023 in accordance with the award agreements.
Share-based payment plans issued by former PSA
As a result of the merger, each outstanding legacy PSA PSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. The legacy PSA PSU awards were deemed to be either totally or partially satisfied upon conversion into Stellantis RSU awards. Refer below for further details regarding the conversion of the awards to Stellantis RSU awards.

2017 performance share plan
In 2017, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. Taking into consideration the performance targets, half of these shares vested in April 2020 with the remaining portion of the shares vesting in April 2021. On completion of the merger 2.0 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.1 million granted for the equal distribution of Faurecia.
2018 performance share plan
In 2018, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, half of the shares vested in April 2021 with the remaining portion expected to vest in April 2022. On completion of the merger 4.1 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.2 million granted for the equal distribution of Faurecia.
2019 performance share plan
In 2019, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, the shares are expected to vest in two equal parts in May 2022 and May 2023. On completion of the merger 4.3 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal distribution of Faurecia.
2020 performance share plan
In 2020, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. The shares are expected vest in May 2023. On completion of the merger 4.6 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal for distribution of Faurecia.
PSU Awards
Changes during 2021 for the PSU awards under the 2021-2023 LTIP were as follows:

	2021
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)	PSU Electrification	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—	—	€—	—	€—	—	€—
Granted	2,934,454	17.07	2,934,454	14.55	733,729	14.55	733,498	14.55
Vested	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	—	—	—
Forfeited	(176,849)	17.07	(176,849)	14.55	(44,213)	14.55	(44,213)	14.55
Outstanding shares unvested at December 31	2,757,605	€17.07	2,757,605	€14.55	689,516	€14.55	689,285	€14.55
The fair values of the PSU TSR awards were calculated using a Monte Carlo simulation model.
The key assumptions utilized to calculate the grant-date fair values for the PSU TSR awards are summarized below:

2021
Key assumptions	PSU TSR Awards Range
Grant date stock price	€16.98 - €17.68
Expected volatility	41%
Risk-free rate	(0.69)%
The expected volatility was based on the observed historical volatility for common shares of Stellantis. The risk-free rate was derived from the yield on Euro Area Government Bonds of appropriate term, as detailed by the European Central Bank.
The weighted average fair value of the PSU Synergies, PSU Compliance and PSU Electrification awards that were granted during year ended December 31, 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU awards do not have the right to receive ordinary dividends prior to vesting.
RSU awards
Changes during 2021 for the RSU awards under the 2021-2023 LTIP were as follows:

	2021
	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—
Granted	4,499,970	14.62
Vested	—	—
Canceled	—	—
Forfeited	(183,714)	14.62
Outstanding shares unvested at December 31	4,316,256	€14.62
The weighted average fair value of the RSU awards that were granted at December 31, 2021, were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting
Replacement Stellantis RSU awards
Changes during 2021 for the Replacement Stellantis RSU awards from share-based payment plans issued by the former FCA Group were as follows:

	2021
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—
Anti-dilution adjustment	2,181,936	11.09
Granted	24,321,968	11.14
Vested	(8,438,777)	11.30
Canceled	—	—
Forfeited	(544,298)	10.32
Outstanding shares unvested at December 31	17,520,829	€11.08
The weighted average fair value of the RSU awards that were granted at December 31, 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting

Changes during 2021 for the Replacement Stellantis RSU awards from share-based payment plans issued by former PSA were as follows:

	2021		2020		2019
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	8,576,981	€15.3	9,574,500	€16.53	8,017,000	€15.32
Anti-dilution adjustment	7,278,029	—	8,786	—	—	—
Granted	—	—	2,740,165	10.34	3,081,500	17.69
Vested	(4,245,183)	9.15	(2,153,500)	13.77	(1,372,000)	12.50
Canceled	—	—	(1,299,970)	16.79	—	—
Forfeited	(35,867)	8.99	(293,000)	11.35	(152,000)	12.69
Outstanding shares unvested at December 31	11,573,960	€7.9	8,576,981	€15.3	9,574,500	€16.53
The weighted average fair value of the RSU awards that were granted at December 31, 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.
Anti-dilution adjustments - RSU awards
The documents governing long-term incentive plans contain anti-dilution provisions which provide an adjustment to the number of awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the recipients of the awards should an event occur that impacted the Company’s capital structure.
In March 2021, the Remuneration Committee approved the methodology to calculate the conversion factor of 1.0670166 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of n Stellantis common share as a result of the distribution of Faurecia shares and cash to holders of Stellantis common shares on March 22, 2021 (March 15, 2021 ex-dividend date). In May 2021, the Remuneration Committee approved the methodology to calculate the conversion factor of 1.0216283 that was applied to certain of the outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of a Stellantis common share as a result of the extraordinary Distribution contemplated by the merger, as approved by Shareholders on April 15, 2021, to holders of Stellantis common shares on April 28, 2021 (April 19, 2021 ex-dividend date).
There were no changes to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
The following table reflects the changes resulting from the anti-dilution adjustments:

2021 Anti-dilution adjustment
RSU Awards:
Number of awards - as adjusted	3,179,903
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €201 million, €34 million and €37 million was recorded for the years ended December 31, 2021, 2020 and 2019, respectively.

20.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2021			2020(1)
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€129	€4,045	€4,174	€4	€717	€721
Health care and life insurance plans	126	2,132	2,258	—	12	12
Other post-employment benefits	66	1,090	1,156	46	706	752
Other provisions for employees	363	798	1,161	—	28	28
Total Employee benefits liabilities	€684	€8,065	€8,749	€50	€1,463	€1,513
____________________________________________________________________________________________________
(1) 2020 amounts have been reclassified in 2021
Employee benefits liabilities of the FCA Group with an acquisition fair value of €8.8 billion were recognized on completion of the merger. Refer to Note 3, Scope of Consolidation for additional information.
The Company recognized total expense related to continuing operations of €1,812 million for defined contribution plans for the year ended December 31, 2021 (€462 million in 2020 and €497 million in 2019).
The Company’s defined benefit liabilities were remeasured at December 31, 2021 resulting in a decrease in the net liability of approximately €2.5 billion primarily due to increases in both discount rates of €1.3 billion and actual returns on assets of €1.2 billion.
The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
	2021	2020
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€30,231	€6,915
Health care and life insurance plans	2,258	12
Other post-employment benefits	1,125	962
Total present value of defined benefit obligations (a)	33,614	7,889

Fair value of plan assets (b)	28,475	7,244
Asset ceiling (c)	26	—
Total net defined benefit plans (a - b + c)	5,165	645
of which:
Net defined benefit liability (d) (1)	7,588	1,350
Defined benefit plan asset	(2,423)	(705)

Other provisions for employees (e)	1,161	163
Total Employee benefits liabilities (d + e)	€8,749	€1,513
____________________________________________________________________________________________________
(1) 2020 amounts exclude Long-term service awards

Pension benefits
The Company’s funding policy for defined benefits pension plans was to contribute the minimum amounts required by applicable laws and regulations or to directly pay benefit payments where appropriate. In the U.S., these excess amounts were tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2021, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €1.7 billion, with the usage of the credit balances to satisfy minimum funding requirements subject to the plans maintaining certain funding levels. During the year ended December 31, 2021, the Company made pension contributions in the U.S. and Canada totaling €37 million. Contributions to the pension plans of the Company for 2022 are expected to be €153 million, including both contributions to pension funds and direct benefit payments to employees. Of this amount, €103 million relates to the U.S. and Canada, with €102 million being mandatory contributions and €1 million discretionary contributions, €21 million relates to the UK, and €7 million relates to Germany.
The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2022	€1,647
2023	€1,605
2024	€1,621
2025	€1,627
2026	€1,663
2027-2031	€8,200

The following table summarizes changes in pension plans:

	2021					2020(1)
	US and Canada	UK	France and Germany	Other	Total	US and Canada	UK	France and Germany	Other	Total
	(€ million)
Projected benefit obligation
At beginning of period: Present value	€—	€(2,132)	€(4,603)	€(180)	€(6,915)	€—	€(2,286)	€(4,578)	€(445)	€(7,309)
Effect of changes in scope of consolidation and other	(23,698)	(256)	444	(197)	(23,707)	—	—	(2)	(1)	(3)
Service cost	(153)	—	(74)	(11)	(238)	—	(30)	(132)	(23)	(185)
Interest cost	(613)	(32)	(25)	(8)	(678)	—	(44)	(53)	(2)	(99)
Benefit payments for the year	1,291	113	367	18	1,789	—	105	126	38	269
Participant contributions	(1)	—	—	(1)	(2)	—	—	—	—	—
Actuarial gains and (losses)	624	(13)	568	(26)	1,153	—	(290)	(515)	(21)	(826)
Past service cost	—	2	182	—	184	—	(5)	—	—	(5)
Effect of changes in exchange rates	(1,647)	(162)	—	(8)	(1,817)	—	124	—	9	133
Effect of curtailments and settlements/Other	—	—	—	—	—	—	134	1	—	135
At period-end: Present value	€(24,197)	€(2,480)	€(3,141)	€(413)	€(30,231)	€—	€(2,292)	€(5,153)	€(445)	€(7,890)
Plan Assets
At beginning of period: Fair value	€—	€2,707	€4,022	€147	€6,876	€—	€2,869	€3,833	€291	€6,993
Effect of changes in scope of consolidation and other	19,927	212	(245)	92	19,986	—	(113)	—	—	(113)
Expected return on assets	524	40	22	2	588	—	59	46	6	111
Participant contributions	1	—	—	1	2	—	—	—	—	—
Administrative Expenses	(72)	—	—	—	(72)	—	—	—	—	—
Actuarial gains and (losses)	1,359	56	(207)	(4)	1,204	—	227	438	(9)	656
Effect of changes in exchange rates	1,370	201	—	1	1,572	—	(156)	—	(3)	(159)
Employer contributions	35	45	7	4	91	—	76	8	5	89
Benefit payments for the year	(1,288)	(113)	(361)	(10)	(1,772)	—	(101)	(200)	(32)	(333)
At period-end: Fair value	€21,856	€3,148	€3,238	€233	€28,475	€—	€2,861	€4,125	€258	€7,244
____________________________________________________________________________________________________
(1) 2020 amounts include Other post-employment benefits

	2021					2020 (1)
	US and Canada	UK	France and Germany	Other	Total	US and Canada	UK	France and Germany	Other	Total
	(€ million)
Present value of projected benefit obligation	€(24,197)	€(2,480)	€(3,141)	€(413)	€(30,231)	€—	€(2,292)	€(5,153)	€(445)	€(7,890)
Fair value of plan assets	21,856	3,148	3,238	233	28,475	—	2,861	4,125	258	7,244
Net (liability) asset recognized in the balance sheet before minimum funding requirement (IFRIC 14)	(2,341)	668	97	(180)	(1,756)	—	569	(1,028)	(187)	(646)
Minimum funding requirement liability (IFRIC 14)	(26)	—	—	—	(26)	—	—	—	—	—
Net (liability) asset recognized in the balance sheet	(2,367)	668	97	(180)	(1,782)	—	569	(1,028)	(187)	(646)
Of which, liability	(3,659)	(65)	(270)	(180)	(4,174)	—	(65)	(1,071)	(214)	(1,350)
Of which, asset	1,292	733	367	—	2,392	—	634	43	27	704
____________________________________________________________________________________________________
(1) 2020 amounts include Other post-employment benefits
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2021	2020(1)	2019(1)
	(€ million)
Current service cost	€238	€208	€316
Interest expense	678	99	138
Interest income	(588)	(111)	(136)
Other administration costs	73	—	—
Past service costs/(credits) and (gains)/losses arising from settlements/curtailments	(184)	(18)	(63)
Items relating to discontinued operations	—	(33)	(12)
Total recognized in the Consolidated Income Statement	€217	€145	€243
____________________________________________________________________________________________________
(1) 2020 and 2019 amounts include Other post-employment benefits
During the year ended December 31, 2021, there was a prior service credit primarily due to an amendment to benefits offered which incentivizes employees to elect lump sum or installment options over annuity payouts.

The fair value of plan assets by class was as follows:

	At December 31,
	2021		2020
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€922	€780	€90	€—
U.S. equity securities	1,244	1,242	—	—
Non-U.S. equity securities	732	731	—	—
Commingled funds	2,058	498	637	—
Equity instruments	4,034	2,471	637	—
Government securities	6,176	1,212	2,795	—
Corporate bonds (including convertible and high yield bonds)	8,375	—	3,024	—
Other fixed income	1,583	—	256	—
Fixed income securities	16,134	1,212	6,075	—
Private equity funds	3,125	—	—	—
Commingled funds	—	—	23	—
Real estate funds	1,015	—	37	—
Hedge funds	2,718	—	—	—
Investment funds	6,858	—	60	—
Insurance contracts and other	527	18	382	—
Total fair value of plan assets	€28,475	€4,481	€7,244	€—
Non-U.S. equity securities were invested broadly in developed international and emerging markets. Fixed income securities were debt instruments primarily comprised of long-term U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalizations. Private equity funds included those in limited partnerships that invest primarily in the equity of companies that are not publicly traded on a stock exchange. Private debt funds included those in limited partnerships that invest primarily in the debt of companies and real estate developers. Commingled funds included common collective trust funds, mutual funds and other investment entities. Real estate fund investments included those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments included those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
The investment strategies and objectives for pension assets primarily in the U.S., Canada, France, Germany and UK reflected a balance of liability-hedging and return-seeking investment considerations. The investment objectives were to minimize the volatility of the value of pension assets relative to pension liabilities and to ensure that assets were sufficient to pay plan obligations. The objective of minimizing the volatility of assets relative to liabilities was addressed primarily through asset diversification, partial asset-liability matching and hedging. Assets were broadly diversified across many asset classes to achieve risk-adjusted returns that, in total, lower asset volatility relative to the liabilities. Additionally, in order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets were allocated to fixed income securities. The Company policy for these plans ensured actual allocations were in line with target allocations as appropriate.
Assets were actively monitored and managed primarily by external investment managers. Investment managers were not permitted to invest outside of the asset class or strategy for which they had been appointed. The Company used investment guidelines to ensure investment managers invested solely within the mandated investment strategy. Certain investment managers used derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments could also be used in place of physical securities when it was more cost-effective and/or efficient to do so. Plan assets did not include the Company shares or properties occupied by Stellantis companies, with the possible exception of commingled investment vehicles where the Company did not control the investment guidelines.

Sources of potential risk in pension plan assets related to market risk, interest rate risk and operating risk. Market risk was mitigated by diversification strategies and as a result, there were no significant concentrations of risk in terms of sector, industry, geography, market capitalization, manager or counterparty. Interest rate risk was mitigated by partial asset-liability matching. The fixed income target asset allocation partially matched the bond-like and long-dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the fair value of the investments in fixed income securities and the present value of the obligations. Operating risks were mitigated through ongoing oversight of external investment managers’ style adherence, team strength and firm health.
The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2021					2020
	U.S.	Canada	UK	France	Germany	U.S.	Canada	UK	France	Germany
Discount rate	2.85%	3.15%	1.82%	1.14%	1.38%	—%	—%	1.30%	0.65%	0.65%
Future salary increase rate	—%	3.50%	—%	1.82%	2.30%/ 2.55%	—%	—%	—%	1.82%	2.30%/ 2.55%
The average duration of U.S., Canada, UK, France and Germany liabilities was approximately 11, 13, 16, 8 and 17, respectively.
Health care and life insurance plans
Liabilities arising from these unfunded plans comprised obligations for retiree health care and life insurance granted to employees and to retirees only in the U.S. and Canada. Upon retirement from the Company, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2022	€126
2023	€124
2024	€124
2025	€124
2026	€123
2027-2031	€604

Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

	2021	2020
	(€ million)
Present value of obligations at January 1	€—	€—
FCA - PSA merger	2,230	—
Included in the Consolidated Income Statement	81	—
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(11)	—
- Financial assumptions	(97)	—
Effect of movements in exchange rates	156	—
Other:
Benefits paid	(101)	—
December 31	€2,258	€—
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Current service cost	€21	€—	€—
Interest expense	60	—	—
Past service costs/(credits) and losses/(gains) arising from settlements	—	—	—
Total recognized in the Consolidated Income Statement	€81	€—	€—
Health care and life insurance plans were accounted for on an actuarial basis, which required the selection of various assumptions. In particular, it required the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2021		2020
	U.S.	Canada	U.S.	Canada
Discount rate	2.99%	3.26%	—%	—%
Salary growth	1.50%	1.25%	—%	—%
Weighted average ultimate healthcare cost trend rate	4.00%	4.00%	—%	—%
The average duration of the U.S. and Canadian liabilities was approximately 12 and 16 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for the next year and used in the 2021 plan valuation was 5.7 percent. The annual rate was assumed to decrease gradually to 4.0 percent through 2044 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2021 plan valuation was 4.3 percent. The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits comprised other employee benefits granted to Company employees primarily in Europe.

Changes in defined benefit obligations for other post-employment benefits were as follows:

	2021	2020
	(€ million)
Present value of obligations at January 1	€752	€907
FCA - PSA merger	779	—
Included in the Consolidated Income Statement	23	57
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	33	8
- Financial assumptions	(28)	(26)
Effect of movements in exchange rates	4	(6)
Other:
Benefits paid	(113)	(55)
Change in scope of consolidation	(208)	—
Other changes	(117)	(133)
Present value of obligations at December 31	€1,125	€752
As at December 31, 2021, the above Other post-employment benefit liability is net of plan assets of €347 million.
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Current service cost	€95	€48	€52
Interest expense	10	9	14
Past service costs/(credits) and losses/(gains) arising from settlements	(82)	—	—
Items relating to discontinued operations	—	—	—
Total recognized in the Consolidated Income Statement	€23	€57	€66
Other changes are primarily due to the impact on French plans of voluntary departures as well as changes to attribution for certain lump sum benefits.

Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

21.	Provisions
Provisions consisted of the following:

	At December 31,
	2021			2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€3,461	€4,761	€8,222	€653	€423	€1,076
Sales incentives	3,008	—	3,008	1,850	—	1,850
Restructuring	647	529	1,176	664	684	1,348
Legal proceedings and disputes	456	608	1,064	191	126	317
Commercial risks	1,441	292	1,733	266	140	406
Other risks	896	1,080	1,976	490	237	727
Total Provisions	€9,909	€7,270	€17,179	€4,114	€1,610	€5,724
Changes in Provisions were as follows:

	At January 1, 2021	FCA-PSA merger	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer from Liabilities held for sale	Change in scope	Other	At December 31, 2021
	(€ million)
Product warranty and recall campaigns	€1,076	€5,760	€4,239	€(3,182)	€(133)	€337	€—	€(47)	€172	€8,222
Sales incentives	1,850	3,873	6,102	(8,773)	(46)	109	—	(18)	(89)	3,008
Restructuring costs	1,348	87	678	(663)	(43)	1	—	(175)	(57)	1,176
Legal proceedings and disputes	317	832	200	(169)	(182)	29	(1)	(6)	44	1,064
Commercial risks	406	1,085	582	(335)	(71)	82	10	(27)	1	1,733
Other risks	727	1,355	777	(559)	(152)	31	9	(55)	(157)	1,976
Total Provisions	€5,724	€12,992	€12,578	€(13,681)	€(627)	€589	€18	€(328)	€(86)	€17,179
Product warranty and recall campaigns
The increase in the Product warranty and recall campaigns as at December 31, 2021, is primarily related to the inclusion of the FCA operations. The estimated future costs of actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration.
The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2024.
In prior periods, certain warranty costs that were incurred beyond the contractual warranty period (“goodwill warranty”) were expensed as incurred due to the inability to reliably estimate the amount and frequency. Following the exchange of information between the legacy PSA and FCA entities and the set up of a global functional team, resulting in the convergence of the process and methodology, the Company was able to reliably estimate the amount and frequency of the estimated costs to be provided for goodwill warranty. The converged methodology calculates the estimated cost based on historical data and uses actuarial methods to develop growth patterns dependent on where the vehicle is in its lifecycle. These growth patterns indicate an estimated cost per vehicle for goodwill warranty. As such, provision for goodwill warranty is now accrued at the time of vehicle sale. For the six months ended December 31, 2021, the change in estimate was recognized as an increase to the warranty provision of €732 million for vehicles sold in prior periods. Refer to Note 29, Segment information for additional detail.

Sales incentives
As described within Note 2, Basis of preparation - Use of estimates, the Company recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. At December 31, 2021, the Sales incentive provision increased primarily due to the merger partially offset by lower provisions for sales incentives in connection with decreased dealer stock and lower per unit accruals.
Legal proceedings and disputes
As described within Note 2, Basis of preparation - Use of estimates, a provision for legal proceedings was recognized when it was deemed probable that the proceedings would result in an outflow of resources and when the amount could be reasonably estimated. As the ultimate outcome of pending litigation was uncertain, the timing of cash outflows for the Legal proceedings and disputes provision was also uncertain.
Commercial risks
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for costs related to regulatory emission requirements was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash.The cash outflow for the non-current portion of the Commercial risks provision was primarily expected within a period through 2024.
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date. Post-merger, we have accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Year 2021. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. In August 2021, NHTSA published a supplemental notice of proposed rulemaking, announcing that it was considering withdrawing its January 14, 2021 interim final rule. If the litigation is successful in overturning the interim final rule or if NHTSA withdraws its January 14, 2021 interim final rule, we may need to accrue additional amounts due to increased CAFE penalties and additional amounts we may owe under certain agreements for the purchase of regulatory emissions credits. Although the specific timing of any outflow is uncertain, the amounts that we may accrue could be up to €455 million for vehicle shipments for the period prior to the merger and up to €227 million for vehicle shipments after the merger, depending on, among other things, our ability to implement future product actions or other actions to modify the utilization of credits.
Restructuring costs
During the year ended December 31, 2021, a total provision for €678 million was recognized mainly in Enlarged Europe as part of the integration and optimization of the operations (refer to Note 29, Segment reporting).

Other risks
Other risks included, among other items: provisions for disputes with suppliers related to supply contracts or other matters that were not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Company’s probable environmental obligations, which also included costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision was primarily expected within a period through 2024.

22.	Debt
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
The following table summarizes the Company's current and non-current Debt by maturity date (amounts include accrued interest):

	At December 31,
	2021					2020
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€1,782	€8,776	€7,935	€16,711	€18,493	€270	€3,864	€3,936	€7,800	€8,070
Borrowings from banks	7,697	3,079	35	3,114	10,811	920	1,628	175	1,803	2,723
Asset-backed financing	420	523	50	573	993	260	—	—	—	260
Lease liabilities	431	1,090	965	2,055	2,486	339	1,053	412	1,465	1,804
Other debt	628	170	1	171	799	846	—	—	—	846
Total Debt	€10,958	€13,638	€8,986	€22,624	€33,582	€2,635	€6,545	€4,523	€11,068	€13,703

Notes
The following table summarizes the notes outstanding at December 31, 2021 and 2020:

					At December 31,
(€ million)	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2021	2020
Stellantis (Peugeot S.A. issuances)
STELLANTIS N.V. (Peugeot S.A.) 2016	EUR	500	2.375	Q2/2023	508	508
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	600	2.000	Q1/2024	608	607
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	100	2.000	Q1/2024	102	102
STELLANTIS N.V. (Peugeot S.A.) 2018	EUR	650	2.000	Q1/2025	658	656
STELLANTIS N.V. (Peugeot S.A.) 2020	EUR	1,000	2.750	Q2/2026	1,011	1,009
STELLANTIS N.V. (Peugeot S.A.) 2019	EUR	600	1.125	Q3/2029	594	593
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	100	1.050	Q4/2023	101	101
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	60	1.600	Q2/2026	61	61
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	50	1.810	Q2/2027	50	50
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	70	Euribor 6M + 1.050	Q4/2023	71	71
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	204	Euribor 6M + 1.400	Q2/2026	204	205
Medium Term Note Programme(1):
Fiat Chrysler Finance Europe Senc 2014	EUR	1,350	4.750	Q3/2022	1,414	—
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.375	Q3/2023	1,326	—
STELLANTIS N.V. (FCA N.V.) 2016	EUR	1,250	3.750	Q1/2024	1,385	—
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.875	Q1/2026	1,460	—
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,000	4.500	Q3/2028	1,245	—
STELLANTIS N.V. 2021	EUR	1,250	0.625	Q1/2027	1,254	—
STELLANTIS N.V. 2021	EUR	1,250	0.750	Q1/2029	1,249	—
STELLANTIS N.V. 2021	EUR	1,250	1.250	Q2/2033	1,238	—
Other Notes:
STELLANTIS N.V. (FCA N.V.) 2015	U.S.$	1,500	5.250	Q2/2023	1,406	—
STELLANTIS FINANCE US 2021	U.S.$	1,000	1.711	Q1/2027	884	—
STELLANTIS FINANCE US 2021	U.S.$	1,000	2.691	Q3/2031	886	—
GIE PSA Trésorerie 2003	EUR	600	6.000	Q3/2033	778	792
Bank PSA Finance	U.S.$	205	5.750	Q2/2021	—	205
Faurecia(2)
Faurecia 2018	EUR	700	3.135	Q2/2025	—	686
Faurecia 2019	EUR	750	3.125	Q2/2026	—	754
Faurecia 2019	EUR	700	2.375	Q2/2027	—	683
Faurecia 2020	EUR	1,000	n.s.	2025 to 2028	—	987
Total Notes					€18,493	€8,070
______________________________________________________________________________________________________________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Discontinued operations from January 1, 2021.

Debt increased by approximately €20 billion primarily as a result of the merger with FCA. The main classes of debt related to FCA are described below.
Notes Issued by Peugeot S.A
Bonds issued by Peugeot SA are governed by the terms and conditions of the Peugeot SA €5 billion EMTN Program that was renewed on June 8, 2020 for the last time. Those bonds are guaranteed by the GIE PSA Trésorerie.

In April 2019, Peugeot S.A. raised funds using a private investment under German law through a Schuldscheindarlehen. This transaction was structured in several tranches denominated in euros, with maturities ranging from Q4 2023 to Q2 2027.

Notes Issued Through the Medium Term Note Programme
Certain notes issued by Stellantis were governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €20 billion was allowed to be used under this program, of which notes of €10,571 million (principal amounts) were outstanding at December 31, 2021. Notes under the MTN Programme were issued, or otherwise guaranteed, by FCA N.V., the predecessor of Stellantis N.V.. From time to time, Stellantis N.V. may buy back notes in the market that had been issued under this program. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on Stellantis N.V. as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2021, Stellantis was in compliance with the covenants under the MTN Programme.
On March 19, 2021 Stellantis received the approval by the Central Bank of Ireland for the Base Prospectus of its Euro Medium Term Note Programme under which it may from time to time issue notes denominated in any currency agreed between the relevant Issuer and the relevant Dealer up to an amount of €30 billion.
During the year ended December 31, 2021, notes have been issued under the Euro Medium Term Note Program and were rated Baa3 by Moody’s Investors Service, BBB- by Standard & Poor’s, BBB- by Fitch and BBB by DBRS:
•On March 31, 2021, the Company issued €1.25 billion 0.625 percent notes due March 30, 2027.
•On June 18, 2021 the Company issued €1.25 billion 0.750 percent notes due January 18, 2029 and €1.25 billion 1.250 percent notes due June 20, 2033.
Other Notes
On September 15, 2021, Stellantis Finance US issued US$1.0 billion 1.711% Senior Notes due January 29, 2027 and US$1.0 billion 2.691% Senior Notes due September 15, 2031, of which the guarantor is Stellantis N.V.
The Notes impose covenants on Stellantis N.V. including: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by Stellantis’ main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2021, Stellantis was in compliance with the covenants of the Notes.

Borrowings from banks
European Investment Bank Borrowings
Stellantis had financing agreements with the European Investment Bank (“EIB”) for a total of €1.5 billion outstanding at December 31, 2021, which were entered into to finance specific projects and investment plans among which: the manufacturing of PHEV vehicles at production plant in Melfi (Italy), the manufacturing of battery electric vehicles (“BEV”) at the production plant in Mirafiori (Italy), production of PHEVs at the Pomigliano plant in Campania (Italy), the research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at laboratories in Turin (Italy) and the development of low emissions and fuel efficient powertrains in PSAA plants.
Brazil
Stellantis’ Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to a principal amount of €0.9 billion at December 31, 2021 (nil at December 31, 2020). The loans primarily include subsidized loans granted by public financing institutions, such as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the Company with the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates. At December 31, 2021, outstanding subsidized loans amounted to €0.4 billion (nil at December 31, 2020), of which approximately €0.3 billion (nil at December 31, 2020) related to the construction of the plant in Pernambuco (Brazil), which was supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.5 billion).
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of FCA N.V., and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance FCA’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V., now Stellantis N.V., and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) guarantees 80 percent of the borrowings under that facility pursuant to the enacted Italian Liquidity Decree. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.
The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
In connection with SACE’s guarantee, FCA provided the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the FCA Group, now Stellantis, may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
The outstanding amount of the credit facility at December 31, 2021, was €6.3 billion
Refer to Note 32, Subsequent events, for further information about the early repayment of the Intesa Sanpaolo Credit Facility.

Undrawn committed credit lines
In April 2021, the €3.0 billion syndicated line of credit, signed by PSA in April 2020 in response to the COVID-19 pandemic, expired.
On July 23, 2021, Stellantis announced that it had signed a new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks. This new RCF replaces the existing syndicated RCF’s from the PSA Group (€3.0 billion) and FCA Group (€6.25 billion), thereby providing an increase in the Company’s overall liquidity and an extension of the duration of the facility and is available for use in general corporate purposes. The credit facility is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year.
The covenants of the RCF include negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2021, Stellantis was in compliance with the covenants of the RCF.
Mexico Bank Loan
FCA Mexico, S.A. de C.V. (“FCA Mexico”), Stellantis’ principal operating subsidiary in Mexico, has a non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and bears interest at one month LIBOR plus 3.35 percent per annum. At December 31, 2021, the Mexico Bank Loan had an outstanding balance of €0.1 billion. As of December 31, 2021, Stellantis could prepay all or any portion of the loan without premium or penalty. The Mexico Bank Loan requires FCA Mexico to maintain certain fixed assets as collateral and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. As of December 31, 2021, FCA Mexico was in compliance with the covenants under the Mexico Bank Loan.
Asset-backed financing
Asset-backed financing represented the amount of financing received by Stellantis Financial Services U.S. through securitization programs of €844 million, that will be settled through the collection of portfolio of receivables. Additionally, there is €149 million of debt relating to factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized within assets of the same amount as of December 31, 2021 (€260 million at December 31, 2020) in the Consolidated Statement of Financial Position, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.
Other debt
Other debt also includes funds raised from financial services companies, primarily in Latin America, and deposits from dealers in Brazil.
Lease liabilities
The following table summarizes the Company's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

	At December 31,
	2021	2020
	(€ million)
Long-term debt (non-current)	€2,055	€1,465
Short-term debt and current portion of long-term debt (current)	€431	€339

Maturity analysis - contractual undiscounted cash flows

At December 31, 2021
(€ million)
Due within one year	€431
Due between one and five years	1,012
Due beyond five years	1,076
Total undiscounted lease liabilities	€2,519
In addition, the Company entered into commitments relating to leases not yet commenced of €81 million, of which the most significant related to the investments in manufacturing facilities in Michigan, USA. In addition to the above, the Company entered into non-cancellable short-term leases, which have not been classified as lease liabilities, of €13 million which is expected to be settled within the next 12 months.
Debt secured by assets
At December 31, 2021, debt secured by assets of the Company amounted to €366 million (€53 million at December 31, 2020), excluding the Lease liabilities as described above, mainly related to subsidized financing in Latin America, Mexico and India.
The total carrying amount of assets acting as security for loans for the Company amounted to €1,311 million, excluding the Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2021 (€243 million at December 31, 2020).

23.	Other liabilities
Other liabilities consisted of the following:

	At December 31,
	2021			2020
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€3,027	€4,736	€7,763	€950	€4,115	€5,065
Accrued expenses and deferred income	2,690	117	2,807	2,224	79	2,303
Indirect tax payables	1,625	118	1,743	1,503	8	1,511
Payables to personnel	2,736	13	2,749	1,347	13	1,360
Social security payables	647	19	666	425	3	428
Construction contract liabilities (Note 14)	54	—	54	—	—	—
Service contract liability	940	2,188	3,128	254	166	420
Derivatives operating liability	374	132	506	42	3	45
Other	2,346	373	2,719	1,824	294	2,118
Total Other liabilities	€14,439	€7,696	€22,135	€8,569	€4,681	€13,250
Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2021					2020
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	€10,809	€5,242	€149	€5,391	€16,200	€6,091	€4,341	€95	€4,436	€10,527
Payables for buy back agreements include the price received for the product, recognized as an advance at the date of the sale and, subsequently, the repurchase price and the remaining lease installments yet to be recognized.
During 2017, the Brazilian Supreme Court ruled that the state value added tax should be excluded from the basis for calculating a federal tax on revenue. The Brazilian government appealed this decision, and in May 2021, the Brazilian Supreme Court rendered a final and definitive decision confirming the 2017 decision. Certain of Stellantis’ companies in Brazil had previously filed individual lawsuits on this matter.
As a result of the Supreme Court ruling discussed above, the previously recognized provision of €166 million related to PSA is no longer considered probable and was reversed. Corresponding deposits of approximately €180 million remain recorded within Other receivables pending release by the courts. Refer to Note 16, Trade receivables,other assets, prepaid expenses and Tax receivables.
As a result of the Supreme Court ruling, Other receivables of €113 million of which of €87 million were recognized within Net revenues and €26 million within Net financial results for previously paid amounts that have not yet been recovered as these amounts are now virtually certain. The Company also expects to recognize approximately additional €41 million of previously paid taxes pending full resolution of these related cases.

Service contract liability
The service contract liability was mainly comprised of maintenance plans and extended warranties. Changes in the Company's service contract liability for the year ended December 31, 2021, were as follows:

	At January 1, 2021	FCA - PSA Merger	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/(Liabilities) held for sale	Other Changes	At December 31, 2021
	(€ million)
Service contract liability	€420	€2,310	€1,206	€(865)	€—	€57	€3,128
Of the total Service contract liability at December 31, 2021, the Company expected to recognize approximately €909 million in 2022, €713 million in 2023, €602 million in 2024 and €904 million thereafter.

24.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities measured at fair value on a recurring basis:

		At December 31,
		2021				2020
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Financial securities and equity instruments measured at FVOCI	13	€71	€21	€13	€105	€—	€—	€—	€—
Financial securities and equity instruments measured at FVPL	13	878	—	129	1,007	604	—	111	715
Derivative financial assets	17	5	48	—	53	—	3	—	3
Derivative operating assets	17	—	754	1	755	—	149	—	149
Collateral deposits	13	32	—	15	47	—	—	1	1
Receivables from financing activities	16	—	—	252	252	—	—	—	—
Trade receivables	16	—	5	—	5	—	—	—	—
Other receivables	16	2	218	134	354	—	200	187	387
Investment held for sale		49	—	—	49	—	—	—	—
Money market securities	18	24,732	298	12	25,042	16,258	237	—	16,495
Total Assets		€25,769	€1,344	€556	€27,669	€16,862	€589	€299	€17,750
Derivative financial liabilities	17	—	93	2	95	—	26	—	26
Derivative operating liabilities	17	—	497	9	506	—	45	—	45
Total Liabilities		€—	€590	€11	€601	€—	€71	€—	€71
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
The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and was estimated using discounted cash flow models. The most significant inputs used in this measurement were market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determined whether transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Receivables from financing activities	Financial securities	Derivative financial assets/(liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1, 2021	€—	€111	€—	€1	€—	€187
FCA - PSA merger	473	28	—	—	—	63
Gains/(Losses) recognized in Consolidated Income Statement	—	20	—	—	—	(13)
Losses recognized in Other comprehensive income/(loss)	—	1	—	—	—	(2)
Issues/Settlements	(221)	(57)	—	—	—	(61)
Purchases/Sales	—	39	(11)	14	12	29
Transfers from Level 3	—	—	—			(69)
At December 31, 2021	€252	€142	€(11)	€15	€12	€134

	Receivables from financing activities	Financial securities	Derivative financial assets/(liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1, 2020	€—	€196	€—	€—	€—	€207
Losses recognized in Consolidated Income Statement	—	(12)	—	—	—	(17)
Gains recognized in Other comprehensive income/(loss)	—	3	—	—	—	(4)
Issues/Settlements	—	(46)	—	—	—	—
Purchases/Sales	—	(30)	—	1	—	1
Transfers from Level 3	—	—	—			—
At December 31, 2020	€—	€111	€—	€1	€—	€187
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

The carrying value of Cash at banks and Other cash equivalents usually approximated fair value due to the short maturity of these instruments (refer to Note 18, Cash and cash equivalents).
The following table provides the carrying amount and fair value of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2021		2020
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,247	€1,244	€30	€30
Retail financing		1,438	1,444	1	1
Finance lease		5	5	0	0
Other receivables from financing activities		701	701	431	431
Total Receivables from financing activities(1)	16	€3,391	€3,394	€462	€462

Asset backed financing		€993	€993	€260	€260
Notes		18,493	18,790	8,070	8,627
Borrowings from banks & Other debt		11,610	11,573	3,569	3,586
Total Debt, excluding Lease liabilities	22	€31,096	€31,356	€11,899	€12,473
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
Notes that were traded in active markets for which close or last trade pricing was available are classified within Level 1 of the fair value hierarchy. Notes for which such prices were not available were valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2021, €18,286 million and €504 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2020, €8,076 million of notes were classified within Level 1 and €551 million of notes were classified within Level 2.
The fair value of Borrowings from banks and Other debt included in Level 2 of the fair value hierarchy was estimated using discounted cash flow models. The main inputs used were year-end market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of Borrowings from banks and Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2021, €11,105 million and €468 million of Borrowings from banks and Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2020, €5 million, €3,555 million and €26 million of Borrowings from banks and Other Debt was classified within Level 1, Level 2 and Level 3, respectively.

25.	Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which includes Ferrari N.V. and CNH Industrial N.V.
Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the purchase of powertrain systems for light commercial vehicles from CNHI;
•the sale of powertrain and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;
•the sale of vehicles to the leasing and renting subsidiaries of the joint ventures FCA Bank and Koç Fiat Kredi and to the joint ventures with Santander and BNP Paribas;
•the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;
•the provision of services and the sale of goods to the GAC FCA JV and to Dongfeng Peugeot Citroën Automobiles;
•the purchases of goods and services from Gefco;
•the purchase of vehicles from, the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited; and
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor).
The most significant financial transactions with related parties generated Receivables from financing activities of the Company’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables, which did not qualify for derecognition under IFRS 9 – Financial Instruments.
The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2021				2020				2019
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€831	€1,220	€14	€—	€—	€—	€—	€—	€—	€—	€—	€—
FCA Bank	1,666	19	(1)	39	—	—	—	—	—	—	—	—
GAC FCA JV	45	—	—	(3)	—	—	—	—	—	—	—	—
Dongfeng Peugeot Citroën Automobiles	150	122	—	—	95	54	—	(2)	189	129	—	—
Partnership with Santander	3,955	632	57	—	3,799	558	—	—	5,138	438	—	—
Partnership with BNP Paribas Personal Finance	733	15	—	—	778	272	—	—	—	—	—	—
Other	4	2	8	—	—	—	—	—	—	—	—	—
Total joint arrangements	7,384	2,010	78	36	4,672	884	—	(2)	5,327	567	—	—
GEFCO	25	2,048	—	—	23	1,913	—	—	33	2,264	—	—
Other	66	144	16	(2)	58	4	—	(3)	95	116	—	(6)
Total associates	91	2,192	16	(2)	81	1,917	—	(3)	128	2,380	—	(6)
CNHI	332	169	1	—	—	—	—	—	—	—	—	—
Ferrari N.V.	27	115	—	—	—	—	—	—	—	—	—	—
Directors and Key Management	—	—	73	—	—	—	48	—	—	—	33	—
Other	179	5	49	—	—	—	—	—	—	—	—	—
Total CNHI, Ferrari, Directors and other	538	289	123	—	—	—	48	—	—	—	33	—
Total unconsolidated subsidiaries	261	11	5	(4)	—	—	—	—	—	—	—	—
Total transactions with related parties	€8,274	€4,502	€222	€30	€4,753	€2,801	€48	€(5)	€5,455	€2,947	€33	€(6)

Total for the Company	€149,419	€119,943	€9,130	€734	€47,656	€38,250	€3,923	€94	€58,993	€46,625	€4,922	€124

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2021				2020
	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€25	€356	€—	€—	€—	€—	€—	€—
FCA Bank	105	115	1	88	—	—	—	—
GAC FCA JV	125	5	—	—	—	—	—	—
Dongfeng Peugeot Citroën Automobiles	132	68	—	—	126	53	—	—
Partnership with Santander	165	139	120	26	298	134	136	13
Partnership with BNP Paribas Personal Finance	93	138	—	—	61	98	—	—
Other	2	14	—	—	—	—	—	—
Total joint arrangements	647	835	121	114	485	285	136	13
GEFCO	15	383	—	—	3	157	—	—
Other	19	54	—	—	279	30	—	—
Total associates	34	437	—	—	282	187	—	—
CNHI	29	12	—	—	—	—	—	—
Ferrari N.V.	11	23	—	—	—	—	—	—
Other	55	31	—	—	—	—	—	—
Total CNHI, Ferrari N.V. and other	95	66	—	—	—	—	—	—
Total unconsolidated subsidiaries	61	34	—	28	—	—	—	—
Total originating from related parties	€837	€1,372	€121	€142	€767	€472	€136	€13

Total for the Company	€11,442	€50,316	€993	€32,589	€6,793	€29,205	€260	€13,443
______________________________________________________________________________________________________________________________
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 22 Debt.
Commitments and Guarantees
As of December 31, 2021, the Company had a take-or-pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2022	€273
2023	€157
2024	€154
In December 2019, the Company committed to pay €198 million over an 18 year period to Dongfeng Peugeot Citroën Automobiles for the promotion of the Company's brands, subject to presentation of detailed plans of use and effectiveness. The residual commitment at December 31, 2021 amounts to €166 million. As of December 31, 2021, the future minimum expected obligations were as follows:

(€ million)
2022	€16
2023	€10
2024	€10
2025	€10
2026	€10
2027 and thereafter	€110

Compensation to Directors and Key Management
The fees of the Directors of the Company for carrying out their respective functions were €29 million for the year ended December 31, 2021.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €44 million for 2021, which in addition to base compensation, included:
•€19 million in 2021 for share-based compensation expense;
•€12 million in 2021 for short-term employee benefits; and
•€4 million in 2021 for pension and similar benefits.
Refer to Note 19, Share-based compensation, for information related to the PSU and RSU awards granted to certain key employees.
Compensation to PSA management bodies in the year ended December 31, 2020 were approximately €48 million of which €8 million of performance share costs and €5 million in contribution to defined contribution pension plans.

26.	Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2021, the Company had pledged guarantees on the debt or commitments of third parties totaling €25 million (€70 million at December 31, 2020), as well as guarantees on related party debt and commitments of €161 million at December 31, 2021 (€159 million at December 31, 2020).
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
The SCUSA Agreement has a ten-year term expiring in April 2023, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, non-refundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2021, €18 million (U.S.$20 million) remained in deferred revenue.
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to April 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S.$60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. This amount was recognized by FCA during 2019. The duration of the agreement remained unchanged.

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
Other repurchase obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, Stellantis Mexico was required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. In December 2015, Stellantis Mexico entered into a ten-year private label financing agreement with STM Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“STM Financial”), a wholly owned subsidiary of Banco Inbursa, under which STM Financial provides a wide range of financial wholesale and retail financial services to Stellantis Mexico's dealers and retail customers under the Stellantis Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
At December 31, 2021, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €49 million (U.S.$55 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at December 31, 2021.
Arrangements with key suppliers
From time to time and in the ordinary course of business, the Company entered into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contained unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2021 were as follows for the Company's continuing operations:

(€ million)
2022	€488
2023	€360
2024	€273
2025	€58
2026	€35
2027 and thereafter	€97
Other commitments, arrangements and contractual rights
FCA Bank joint venture agreement
On July 19, 2019, FCA and Crédit Agricole Consumer Finance (“CACF”) agreed to extend their 50:50 joint venture, FCA Bank, until December 31, 2024. The agreement will be automatically renewed unless notice of non-renewal is provided no later than three years before end of the term. A notice of non-renewal would trigger certain put and call rights.

On December 17, 2021, Stellantis announced the intention to create a multi-brand operational leasing company whereby Stellantis and CACF will each hold a 50% interest resulting from the combination of Leasys and Free2Move business. The intention is that CACF would also acquire the 50% stakes in FCA Bank and Leasys Rent from Stellantis that are not currently owned by CACF. The proposed transactions are targeted to be signed in the first quarter of 2022 and completed during the first half of 2023.
BPF operates through two 50 percent joint ventures under the umbrella of two major partnerships in Europe, one with Group Santander Consumer Finance (“SCF”) for the Peugeot, Citroën and DS brands, and one with BNPP PF for the Opel and Vauxhall brands. The partnership with SCF began in 2015 with an initial duration of 10 years and with BNPP PF in 2017 with an initial duration of 12 years.
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Company provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €5 million as of December 31, 2021 (nil as of December 31, 2020). The Company provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of December 31, 2021, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.
In the U.S., we remain subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. We have continued discussions with the DoJ, Criminal Division to determine whether we can reach an appropriate resolution of their investigation as it relates to FCA US. Resolution of the investigation may involve the payment of penalties and other non-financial sanctions. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we have increased our accrual for this matter to approximately €266 million, which reflects our best estimate at this time. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).

We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have continued to work with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several diesel models.
We also responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for FCA diesel vehicles, and discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. On December 2, 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules.
In December 2019, the MIT notified FCA of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending.
In addition, as part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. FCA Italy was also designated as a material witness in connection with allegations of obstruction of the actions of an economy ministry antifraud inspector in 2016 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in the aggregate, material to the Company.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We have also responded to limited inquiries from the Public Prosecutor of Frankfurt relating to PSA vehicles and a PSA engine. We continue to cooperate with these investigations.
Several former FCA companies and our Dutch dealers have also been served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We are aware of similar claims in Portugal and the Netherlands regarding PSA vehicles, and the UK regarding vehicles of our brands (both FCA and PSA). We have also received notice of a purported securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. We are defending approximately 6,000 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany. We are also defending a small number of similar claims in Austria.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company. Our appeal of the MOE’s decision was rejected and we are now pursuing jurisdictional appeals. In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,400 other FCA vehicles. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters and is appealing a decision of the Korean Fair Trade Commission imposing an administrative fine for a purported breach of the Act on Fair Labeling and Advertisement in connection with the vehicles imported into Korea between 2015 and 2017.
The results of the unresolved governmental inquiries and private litigation related to the emissions matters disclosed above cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
National Training Center
On January 27, 2021, FCA US announced an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which received court approval on July 19, 2021, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the Company and which was accrued prior to the merger. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and sought a cease and desist order as well as the posting of a notification with respect to the alleged practices, but subsequently dismissed the charges.
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. We have filed motions to dismiss in both cases and those motions remain pending. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss with regard to these lawsuits

General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V.. The court dismissed GM’s lawsuit with prejudice. GM appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit and oral argument on that appeal was held on March 4, 2021 but no decision has been rendered.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. FCA US and FCA N.V. filed a motion for summary disposition in the state court case and GM filed a motion to compel discovery. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion. GM filed a second amended complaint on December 23, 2021. On February 4, 2022, the court denied our motion for a protective order and ordered that some discovery would be allowed before the court rules on the pending motion for summary disposition. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine – EPA/CARB Matter
In connection with internal testing, FCA US determined that approximately 935,000 vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. FCA US discussed this issue and reviewed the proposed solution with the EPA and CARB. We intend to initiate a recall campaign to implement this solution, and as a result, prior to the merger, FCA US increased its warranty campaign provision by approximately €200 million.
Tigershark Engine – Litigation
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company.

Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Traffic Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposes a CAFE penalty base rate of $5.50 through 2021 Model Year and increases the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date. Post-merger, we have accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Year 2021. Several non-governmental organizations and state attorneys general have initiated litigation to overturn NHTSA’s interim final rule. In August 2021, NHTSA published a supplemental notice of proposed rulemaking, announcing that it was considering withdrawing its January 14, 2021 interim final rule. If the litigation is successful in overturning the interim final rule or if NHTSA withdraws its January 14, 2021 interim final rule, we may need to accrue additional amounts due to increased CAFE penalties and additional amounts we may owe under certain agreements for the purchase of regulatory emissions credits. Although the specific timing of any outflow is uncertain, the amounts that we may accrue could be up to €455 million for vehicle shipments for the period prior to the merger and up to €227 million for vehicle shipments after the merger, depending on, among other things, our ability to implement future product actions or other actions to modify the utilization of credits.
U.S. Import Duties
Historically, FCA paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. Federal litigation against a competitor in a similar case resulted in the application of the 25 percent duty rate to the competitor’s vehicles. We believe there are facts that distinguish our case from that of the competitor. However, U.S Customs and Border Protection may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

27.	Equity
Share capital
At December 31, 2021, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At December 31, 2021, fully paid-up share capital of Stellantis amounted to €31 million (€20 million at December 31, 2020 for Peugeot SA) and consisted of 3,132,618,655 common shares. At December 31, 2021 there was also 208,622 issued special voting shares, all with a par value of €0.01 each. PSA Share Capital at December 31, 2020 was composed of 894,828,213 common shares all with a par value of €1.00 each.
The share capital of Peugeot SA on December 31, 2020 was established at €894,828,213 and divided into shares with a par value of €1.00 each that were fully paid up. Following the merger all these shares were exchanged against the issuance of 1,545,220,196 Stellantis N.V. common shares based on the exchange ratio of 1.742.

In accordance with IFRS 3 - Business Combinations, as applied to a reverse acquisition, the share capital of Stellantis reflects the share capital of the legal acquirer, FCA N.V. with the difference between share capital of the legal acquirer and the accounting acquirer, PSA, being aggregated and shown as part of retained earnings and other reserves.
The following table summarizes the changes in the number of outstanding common shares and special voting shares of Stellantis during the year ended December 31, 2021:

	Former PSA	FCA N.V. - Stellantis N.V.
	Common Shares	Common Shares	Special Voting Shares	Total
Balance at January 1, 2021	894,828,213	1,574,714,499	449,618,514	2,024,333,013
Issuance of Special Voting Shares			200	200
Merger of PSA into FCA:	—	—	—	—
Cancellation of Treasury shares	(7,790,213)	—	—	—
Issuance of Stellantis shares in exchange of PSA shares	(887,038,000)	1,545,220,196	—	1,545,220,196
Withdrawal of Special Voting Shares and their subsequent cancellation	—	—	(449,410,092)	(449,410,092)
Shares issued to serve Long Term Incentive Plans	—	12,683,960	—	12,683,960
Balance at December 31, 2021	—	3,132,618,655	208,622	3,132,827,277
In June 2021, one of the Company's consolidated subsidiaries, ARAMIS SAS ("Aramis") listed a portion of its shares on the Euronext Paris stock exchange. Prior to the listing, the Company held a 70% percent interest in Aramis, and as a result of the IPO, the Company’s interest has been diluted to 61% percent. As there was no loss of control as a result of the listing, the transaction has been accounted for as an equity transaction with €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings.
In the context of the contemplated merger with FCA, on December 17, 2019, DFG agreed to sell, and Groupe PSA agreed to buy, up to 30.7 million shares of PSA prior to the earlier of the closing of the Merger or December 31, 2020 at a price based on the market price of PSA share when PSA is notified to effect a sale by DFG (those shares will be cancelled). On the date of commitment, a current financial liability of €685 million was initially recognized against equity to reflect the PSA repurchase obligation with subsequent remeasurement of the liability recorded as financial income (expense). At December 31, 2019, this liability was remeasured at €668 million against a net financial income (expense) of €17 million. On September 23, 2020, PSA repurchased 10 million of its own shares from DFG for a total purchase price of €164 million (excluding costs) that were subsequently cancelled and PSA and DFG agreed to amend the original agreement so that the remaining 20.7 million shares will have to be sold by DFG to third parties by December 31, 2022 in the event those shares have not been sold to PSA by December 31, 2020. As under the amended agreement, as of December 15, 2020 the current financial liability was remeasured to €446 million and reversed against equity as PSA no longer had the obligation to repurchase these 20.7 million shares.
Equity Incentive Plans
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
On April 15, 2021, the Annual General Meeting of Shareholders (“AGM”) resolved to authorize, under certain conditions, the Board of Directors to issue common shares, to grant rights to subscribe for shares under the LTIP and its sub-plans, up to maximum of 100 million common shares, and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years.

Furthermore, the AGM authorized the Board of Directors, for a period of 18 months from the date of the AGM, to repurchase up to a maximum of 10 percent of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.
Other reserves:
Other reserves comprised the following:
•legal reserves of €13,030 million at December 31, 2021 (8,670 million at December 31, 2020) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to Stellantis;
•capital reserves of €20,840 million at December 31, 2021 (€4,676 million at December 31, 2020);
•retained earnings, after the separation of the legal reserve, of positive €5,664 million (positive €6,622 million at December 31, 2020); and
•profit attributable to owners of the parent of €14,200 million for the year ended December 31, 2021 (€2,173 million for the year ended December 31, 2020).

Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31,
	2021	2020	2019
	(€ million)
Fair value remeasurement of cash flow hedges	149	107	(34)
of which, reclassified to the income statement	(98)	(32)	3
of which, recognized in equity during the period	247	139	(37)
Gains and losses from remeasurement of financial assets	6	—	—
of which, reclassified to the income statement	—	—	—
of which, recognized in equity during the period	6	—	—
Exchange differences on translating foreign operations	2,005	(377)	(166)
Share of Other comprehensive income/(loss) for equity method investees	(47)	(43)	14
Items relating to discontinued operations	—	(337)	16
Total amounts to be potentially reclassified to profit or loss	2,113	(650)	(170)

Actuarial gains and losses on defined benefit pension obligations	€2,488	€(117)	€241
Share of Other comprehensive income for equity method investees	8	—	—
Items relating to discontinued operations	—	(52)	(27)
Amounts not to be reclassified to profit or loss	2,496	(169)	214

Total Other comprehensive income/(loss) for the period	4,609	(819)	44
Income tax benefit (expense)	(783)	—	(2)
Income tax benefit (expense) - discontinued operations	—	10	24
Total Other comprehensive income/(loss) for the period, net of tax	€3,826	€(809)	€66
Gains and losses arising from the remeasurement of defined benefit plans primarily include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated Income Statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related defined benefit plan's net liabilities or assets (Note 20, Employee benefits liabilities).

The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2021			2020			2019
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Fair value remeasurement of cash flow hedges	149	(54)	95	107	(31)	76	(34)	2	(32)
Gains and losses from remeasurement of financial assets	€6	€—	€6	€—	€—	€—	€—	€—	€—
Actuarial gains and losses on defined benefit pension obligations	€2,488	€(729)	€1,759	€(117)	€31	€(86)	€241	€(4)	€237
Exchange differences on translating foreign operations	2,005	—	2,005	(377)	—	(377)	(166)	—	(166)
Share of Other comprehensive income/(loss) for equity method investees	(39)	—	(39)	(43)	—	(43)	14	—	14
Items relating to discontinued operations	—	—	—	(389)	10	(379)	(11)	24	13
Total Other comprehensive income/(loss)	€4,609	€(783)	€3,826	€(819)	€10	€(809)	€44	€22	€66
Policies and processes for managing capital
The objectives identified by the Company for managing capital were to create value for shareholders as a whole, safeguard business continuity and support the growth of the Company. As a result, the Company endeavored to maintain an adequate level of capital that, at the same time, enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate credit rating.
The Company constantly monitors its net financial position in comparison with net equity and the generation of cash from its industrial activities. In order to reach these objectives, the Company continued to aim for improvement in the profitability of its operations. Furthermore, the Board of Directors may make proposals to Stellantis shareholders at a general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. The Company may also make purchases of treasury shares, without exceeding the limits authorized at a general meeting of Stellantis shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Company's rating.
Dividends proposed, declared and paid
In accordance with the merger of FCA and PSA, on January 4, 2021, FCA declared a conditional special cash distribution of €1.84 per common share corresponding to a total distribution of approximately €2.9 billion, payable to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021. The cash distribution was paid on January 29, 2021.
On March 4, 2021, Stellantis announced a conditional distribution to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia and up to €308 million in cash, being the proceeds received by Peugeot S.A. in November 2020 from the sale of ordinary shares of Faurecia, payable to holders of Stellantis common shares of record as of Tuesday, March 16, 2021 (the “Distribution”). On March 10, 2021, the Distribution became unconditional, with (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares have been entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they held on the record date for the Distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed. Faurecia shares of 1,166,432 with a book value of €49 million at December 31, 2021 and €6 million cash were retained to serve warrants that were granted to General Motors, recognizing an equivalent liability within liabilities held for sale.

On April 15, 2021, the AGM approved a special cash distribution of €0.32 per common share corresponding to a total distribution of approximately €1 billion, that was paid on April 28, 2021.
On February 23, 2022, the Company announced a €3.3 billion ordinary dividend to be paid, subject to shareholders approval.
Finalization of dividend policy is underway.

28.	Earnings per share
Basic earnings per share
Basic earnings per share for the years ended December 31, 2021, 2020 and 2019 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31,
		2021	2020	2019
Net profit attributable to owners of the parent	million	€14,200	€2,173	€3,201
Weighted average number of shares outstanding	thousand	3,059,284	1,544,002	1,558,049
Basic earnings per share	€	€4.64	€1.41	€2.05

		Years ended December 31,
		2021	2020	2019
Net profit from continuing operations attributable to owners of the parent	million	€13,210	€2,353	€2,930
Weighted average number of shares outstanding	thousand	3,059,284	1,544,002	1,558,049
Basic earnings per share from continuing operations	€	€4.32	€1.52	€1.88

		Years ended December 31,
		2021	2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€990	€(180)	€271
Weighted average number of shares outstanding	thousand	3,059,284	1,544,002	1,558,049
Basic earnings per share from discontinued operations	€	€0.32	€(0.12)	€0.17
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2021, 2020 and 2019 (Note 19, Share-based compensation), as determined using the treasury stock method. Additionally, the weighted average number of shares outstanding was increased to reflect the 39,727,324 GM warrants issued by PSA in 2017, that will become exercisable in July 2022.
2020 and 2019 weighted average number of shares of former PSA have been adjusted by the exchange ratio of 1.742 to provide comparability in accordance with IFRS 3 - Business Combinations.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the years ended December 31, 2021, 2020 and 2019 except for the calculation of diluted earnings per share from discontinued operations which reported a loss in 2020.

The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31,
		2021	2020	2019
Net profit attributable to owners of the parent	million	€14,200	€2,173	€3,201
Weighted average number of shares outstanding	thousand	3,059,284	1,544,002	1,558,049
Number of shares deployable for share-based compensation	thousand	23,651	14,441	13,244
Equity warrants delivered to General Motors	thousand	68,497	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,151,432	1,626,940	1,639,790
Diluted earnings per share	€	€4.51	€1.34	€1.95

		Years ended December 31,
		2021	2020	2019
Net profit from continuing operations attributable to owners of the parent	million	€13,210	€2,353	€2,930
Weighted average number of shares outstanding		3,059,284	1,544,002	1,558,049
Number of shares deployable for share-based compensation	thousand	23,651	14,441	13,244
Equity warrants delivered to General Motors	thousand	68,497	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,151,432	1,626,940	1,639,790
Diluted earnings per share from continuing operations	€	€4.19	€1.45	€1.79

		Years ended December 31,
		2021	2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€990	€(180)	€271
Weighted average number of shares outstanding		3,059,284	1,544,002	1,558,049
Number of shares deployable for share-based compensation	thousand	23,651	14,441	13,244
Equity warrants delivered to General Motors	thousand	68,497	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share(1)	thousand	3,151,432	1,544,002	1,639,790
Diluted earnings per share from discontinued operations	€	€0.31	€(0.12)	€0.17
________________________________________________________________________________________________________________________________________________
(1) Number of shares deployable for share-based compensation and equity warrants delivered to General Motors have not been taken into consideration in the calculation of diluted loss per share for the year ended December 31, 2020 as this would have had an anti-dilutive effect

29.	Segment reporting
Prior to the merger, PSA’s four reportable segments were the Automotive division, consisting of the historical Peugeot Citroën DS business segment and of the Opel Vauxhall business segment, the Automotive Equipment segment, corresponding to the Faurecia Group (refer to Note 3, Scope of Consolidation for additional detail), and the Finance segment, corresponding to the Banque PSA Finance group, which provides exclusively retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks through joint ventures. Subsequent to the completion of the merger, the historical results of the Company have been re-presented to reflect the six reportable segments presented by Stellantis and include the impact of reclassifications made to align the previously reported results of PSA to the presentation adopted by Stellantis and the presentation of Faurecia as a discontinued operation. The 2019 information is presented as required; however, the 2019 information has not been used regularly by management and only includes PSA’s figures.

The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North America, South America, Enlarged Europe, Middle East & Africa, and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Company’s five regional vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), South America (including Central America and the Caribbean islands), Enlarged Europe (primarily the countries of the European Union, United Kingdom and Russia), Middle East & Africa (primarily Turkey, Morocco, Egypt and Algeria) and China and India & Asia Pacific (Asia and Pacific countries). The Company's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
Transactions among the mass-market vehicle segments generally are presented on a “where-sold” basis, which reflect the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and includes revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities includes the results of our industrial automation systems design and production business, our cast iron and aluminum components business, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses, income taxes and share of the profit of equity method investees are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations,
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and
•Convergence and integration costs directly related to significant acquisitions or mergers.
For the year ended December 31, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021. For the year ended December 31, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period January 1 - December 30, 2020. See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the years ended December 31, 2021, 2020 and 2019:

2021	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues(1)	€67,715	€10,496	€58,728	€5,165	€3,927	€2,003	€2,768	€(1,383)	€149,419
Net revenues from transactions with other segments	(9)	(22)	(126)	—	(3)	(1)	(1,222)	1,383	—
Net revenues from external customers(1)	67,706	10,474	58,602	5,165	3,924	2,002	1,546	—	149,419
Add: FCA Net revenues from external customers January 1 - January 16, 2021(2)	2,015	189	335	36	51	18	60	—	2,704
Add: Pro forma adjustments(3)	3	—	(7)	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - December 31, 2021	69,724	10,663	58,930	5,201	3,975	2,020	1,606	—	152,119
Net revenues from transactions with other segments	12	18	130	—	5	1	1,122	(1,288)	—
Pro Forma Net revenues(4)	€69,736	€10,681	€59,060	€5,201	€3,980	€2,021	€2,728	€(1,288)	€152,119

Net profit from continuing operations									€13,218
Tax expense									€1,911
Net financial expenses									€734
Share of the profit of equity method investees									€(737)
Operating income									€15,126
Add: FCA operating income, January 1 - 16, 2021									€77
Add: Pro forma adjustments									€96
Pro Forma Operating income									€15,299
Adjustments:
Restructuring costs and other costs, net of reversals(5)	€(4)	€54	€781	€2	€—	€1	€39	€—	€873
Change in estimate of non-contractual warranties(6)	€2	€68	€581	€57	€13	€11	€—	€—	€732
Reversal of inventory fair value adjustment in purchase accounting(7)	€401	€13	€89	€—	€19	€—	€—	€—	€522
Impairment expense and supplier obligations(8)	€58	€6	€233	€6	€—	€6	€—	€—	€309
Brazilian indirect tax - reversal of liability/recognition of credits(9)	€—	€(253)	€—	€—	€—	€—	€—	€—	€(253)
Other(10)	€228	€41	€(17)	€(6)	€7	€2	€140	€134	€529
Total adjustments Jan 1 - Dec 31, 2021	€685	€(71)	€1,667	€59	€39	€20	€179	€134	€2,712
Pro Forma Adjusted Operating income	€11,356	€882	€5,370	€545	€442	€103	€(718)	€31	€18,011

Share of profit of equity method investees	€(14)	€—	€(46)	€118	€(7)	€—	€686	€—	€737
______________________________________________________________________________________________________________________________
(1) Groupe PSA (“PSA”) was identified as the accounting acquirer in the FCA-PSA merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business
Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective
(2) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(3) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(4) Pro forma Stellantis consolidated Net revenues, January 1 - December 31, 2021
(5) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(6) Change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provision, for additional information
(7) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(8) Primarily related to certain vehicle platforms in Enlarged Europe
(9) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities, for additional information
(10) Includes other costs primarily related to merger and integration activities

2021	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)

Net profit from continuing operations									€13,218
Tax expense									€1,911
Net financial expenses									€734
Share of the profit of equity method investees									€(737)
Operating income									€15,126
Adjustments:
Restructuring costs and other costs, net of reversals(1)	€(4)	€54	€781	€2	€—	€1	€39	€—	€873
Change in estimates of non-contractual warranties(2)	€2	€68	€581	€57	€13	€11	€—	€—	€732
Reversal of inventory fair value adjustment in purchase accounting(3)	€401	€13	€89	€—	€19	€—	€—	€—	€522
Impairment expense and supplier obligations(4)	€58	€6	€233	€6	€—	€6	€—	€—	€309
Brazilian indirect tax - reversal of liability/recognition of credits(5)	€—	€(253)	€—	€—	€—	€—	€—	€—	€(253)
Other(6)	€228	€41	€(17)	€(6)	€7	€2	€140	€134	€529
Total adjustments Jan 1 - Dec 31, 2021	€685	€(71)	€1,667	€59	€39	€20	€179	€134	€2,712
Less: Adjustments Jan 1-16, 2021(7)	€—	€—	€—	€—	€—	€—	€—	€—	€11
Adjusted Operating income	€11,103	€873	€5,419	€554	€444	€116	€(713)	€31	€17,827

_______________________________________________________________________________________________________________________________________________
(1) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(2) Change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provision, for additional information
(3) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(4) Primarily related to certain vehicle platforms in Enlarged Europe
(5) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities, for additional information
(6) Includes other costs primarily related to merger and integration activities
(7) Primarily costs related to the merger

2020	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers, restated(1)	€122	€1,153	€42,383	€3,055	€864	€—	€79	€0	€47,656
Add: FCA Net revenues from external customers January 1 - December 31, 2020(2)	60,307	5,236	14,497	1,680	2,267	1,376	1,313	—	86,676
Add: Pro forma adjustments(3)	189	(134)	(490)	0	15	(3)	(27)	—	(450)
Pro Forma Net revenues from external customers	60,618	6,255	56,390	4,735	3,146	1,373	1,365	0	133,882
Net revenues from transactions with other segments	15	(3)	90	21	54	2	1,124	(1,303)	—
Pro Forma Net revenues(4)	60,633	6,252	56,480	4,756	3,200	1,375	2,489	(1,303)	133,882

Net profit from continuing operations									€2,338
Tax expense									€504
Net financial expenses									€94
Share of the loss of equity method investees									€74
Add: FCA operating income, January 1 - December 31, 2020									€2,165
Add: Pro forma adjustments									€2,261
Pro Forma Operating income									€7,436
Adjustments:
Impairment expense and supplier obligations(5)	€154	€176	€319	€(1)	€135	€297	€5	€44	€1,129
Restructuring costs, net of reversal(6)	€32	€27	€414	€—	€—	€3	€14	€—	€490
Provision for U.S. investigation matters(7)	€—	€—	€—	€—	€—	€—	€—	€222	€222
Loss/(gain) on disposal of investments(8)	€—	€—	€10	€—	€(204)	€—	€16	€—	€(178)
Other	€10	€(2)	€(199)	€(4)	€—	€4	€141	€175	€125
Total adjustments	€196	€201	€544	€(5)	€(69)	€304	€176	€441	€1,788
Pro Forma Adjusted Operating income	€6,123	€156	€3,059	€300	€231	€(91)	€(487)	€(67)	€9,224

Share of profit of equity method investees	€—	€—	€(3)	€1	€(446)	€—	€374	€—	€(74)
______________________________________________________________________________________________________________________________
(1) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Company, and to exclude the results of Faurecia S.E., which has been presented as a discontinued operation in the comparative Income Statement of the Company for the year ended December 31,2020
(2) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Company
(3) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(4) Pro forma Stellantis consolidated Net revenues presented as if the FCA-PSA merger had been completed on January 1, 2020
(5) Impairment expense and supplier obligations, primarily related to impairment expense in North America, South America, Enlarged Europe and China and India & Asia Pacific due to reduced volume expectations primarily as a result of the estimated impacts of COVID, impairments of certain assets in Maserati and certain B-segment assets in Enlarged Europe, as well as impairments in North America due to the change in CAFE penalty rates for future model years
(6) Restructuring costs related to reorganization of operations, primarily in Enlarged Europe
(7) Provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice, primarily related to criminal investigations associated with U.S. diesel emissions matters
(8) Loss/(gain) on disposal of investment primarily related to the disposal of CAPSA, which was a joint venture in China
(9) Primarily includes other costs related to merger and litigation proceedings

2019(1)	North America	South America	Enlarged Europe	Middle East & Africa	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€140	€1,746	€53,510	€2,582	€958	€—	€56	€1	€58,993
Net revenues from transactions with other segments	—	—	—	—	—	—	185	(185)	—
Net revenues	€140	€1,746	€53,510	€2,582	€958	€—	€241	€(184)	€58,993

Net profit from continuing operations									€2,921
Tax expense									€548
Net financial expenses									€124
Share of the profit of equity method investees									€62
Operating income									€3,655
Adjustments:
Restructuring costs, net of reversal(2)	€—	€31	€1,303	€—	€—	€—	€3	€—	€1,337
Impairment expense and supplier obligations(3)	€—	€80	€5	€(6)	€204	€—	€—	€—	€283
Gains on disposal of investments(4)	€—	€—	€(120)	€—	€—	€—	€—	€—	€(120)
Other	€—	€—	€(65)	€—	€(1)	€—	€8	€—	€(58)
Total adjustments	€—	€111	€1,123	€(6)	€203	€—	€11	€—	€1,442
Adjusted operating income	€8	€(102)	€5,076	€265	€46	€—	€(196)	€—	€5,097

Share of profit of equity method investees	€—	€—	€(15)	€(5)	€(437)	€—	€395	€—	€(62)
______________________________________________________________________________________________________________________________
(1) The 2019 information is presented as required; however, the 2019 information has not been used regularly by management and only includes PSA’s figures.
(2) Restructuring costs, primarily related to workforce restructuring plans, including early pensions and voluntary and senior leaves in Enlarged Europe and South America
(3) Impairment expenses, mainly related to research and development assets dedicated to activities in China, India and Asia Pacific and South America
(4) Gain on disposal of investments in Enlarged Europe

Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31,
	2021	2020
	(€ million)
North America(1)	€48,344	€1
Italy	9,564	669
France	14,717	13,647
Germany	4,918	5,042
Spain	2,096	1,848
Brazil	2,946	208
Poland	637	285
Serbia	109	—
United Kingdom	1,335	1,394
Slovakia	392	440
Other countries	3,221	1,740
Faurecia	—	8,994
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	88,279	34,268
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment.

30.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2021, non-cash items of €4,021 million primarily included: (i) €5,871 million for depreciation and amortization expense, (ii) a €1,152 million net decrease in provisions, primarily as a result of lower provision for sales incentives in connection with a decrease in dealer stock and per unit accrual, partially offset by an increase in the provision for product warranty and recall campaigns (Refer to Note 21, Provisions for additional detail), (iii) a €654 million change in deferred taxes impacted by the recognition of deferred tax assets previously unrecognized primarily in France and Germany (Refer to Note 7, Tax Expense for additional detail).
For the year ended December 31, 2020, non-cash items of €1,178 million primarily included €2,376 million of depreciation and amortization expense and €1,085 million for net decrease in provisions, primarily due to a decrease in the provisions for restructuring, for warranties and for commercial and tax litigations.
For the year ended December 31, 2019, non-cash items of €2,578 million primarily included €2,191 million for depreciation and amortization expense.
Operating activities
For the year ended December 31, 2021, net cash from operating activities of €18,646 million was primarily the result of: (i) net profit from continuing operations of €13,218 million adjusted by: (1) non-cash items of €4,021 million, (2) the positive effect of the change in working capital of €1,212 million, which was mainly driven by (i) a decrease of €2,201 million in inventories, primarily in Enlarged Europe and North America, (ii) a decrease of €246 million in trade receivables, partially offset by (iii) a decrease of €1,273 million in trade payables, primarily due to reduced volumes of production in Enlarged Europe and North America.

For the year ended December 31, 2020, net cash from operating activities of €6,241 million was primarily the result of: (i) net profit from continuing operations of €2,338 million adjusted by: (1) non-cash items of €1,178 million, (2) €1,136 million of cash from operating activities of discontinued operations and (4) the positive effect of the change in working capital of €1,300 million, which was primarily driven by (i) a decrease of €844 million in inventories as a result of stock management, (ii) an increase of €218 million in trade payables and (iii) a decrease of €191 million of trade receivables.
For the year ended December 31, 2019, net cash from operating activities of €8,667 million was primarily the result of: (1) net profit from continuing operations of €2,921 million adjusted to add back (2) €2,191 million for depreciation and amortization expense; in addition to (3) €1,837 million of cash flow from operating activities of discontinued operations, and (4) for the positive effect of the change in working capital of €1,003 million, which was primarily driven by (i) a decrease of €502 million in inventories (ii) an increase of €294 million in trade payables and (iii) a decrease of €92 million of trade receivables.
Investing activities
For the year ended December 31, 2021, net cash from investing activities of €8,674 million was primarily the result of (1) cash and cash equivalents of FCA at the date of the merger of €22,514 million, (2) €8,687 million of investment in property, plant and equipment and intangible assets, including €3,116 million of capitalized development expenditures, (2) €1,426 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, and (3) an increase in receivables from financing activities of €306 million, which was mainly attributable to higher volumes of activity in South America and China, and (4) €726 million of acquisitions of consolidated subsidiaries net of their cash and equity method investments, including €147 million relating to the acquisition of First Investors Financial Services Group and €196 million capital injection in GAC FCA JV. Investing activities also include the reduction of €3,115 million in cash and cash equivalents held by Faurecia at loss of control.
For the year ended December 31, 2020, net cash used in investing activities of €3,899 million was primarily the result of (1) €2,733 million of investment in properties, plant and equipment and intangible assets, including €1,238 million of capitalized development expenditures, (2) €217 million decrease in payables related to the investments in property, plant and equipment and intangible assets and (3) €1,359 million of cash used by discontinued operations, partially offset by (4) €359 million proceeds from disposal of consolidated subsidiaries and equity method investments
For the year ended December 31, 2019, net cash used in investing activities of €6,018 million was primarily the result of (1) €3,544 million of investments in property, plant and equipment and intangible assets, including €1,314 million of capitalized development expenditures, and (2) €2,357 million of cash used by discontinued operations.
Financing activities
For the year ended December 31, 2021, net cash used in financing activities of €1,366 million resulted primarily from (1) the distribution to Shareholders of €4,204 million, including (i) €2,897 million for an extraordinary distribution to FCA shareholders in accordance with the merger agreement, (ii) €1,000 million extraordinary distribution to Stellantis shareholders and (iii) €302 million distributed in cash as part of the Faurecia distribution (refer to Note 3, Scope of consolidation included elsewhere in this report), (2) the repayment at maturity of a bond issued by FCA for €1,000 million, (3) the repayment of other long-term debt for €637 million, (4) €610 million increase in investments in securities primarily by the treasury companies in North America, and (5) €846 million in net decrease in short-term debt. These were partially offset by the proceed from the issuance of notes under the EMTN Program for €3,671 million (€3,750 million nominal) and in North America for €1,770 million (US$2.0 billion) (Refer to Note 22, Debt for further information) and from new long term debt for €309 million.
For the year ended December 31, 2020, net cash from financing activities of €3,116 million resulted primarily from the issuance of a note of €1,000 million, changes in short-term debt and other financial assets and liabilities of €529 million, decrease in securities held by central treasuries of €686 million and cash flows from financing activities of discontinued operations of €1,091 million.
For the year ended December 31, 2019, net cash used in financing activities of €221 million resulted primarily from the distribution to Shareholders of €618 million, the decrease in short-term debt and other financial assets and liabilities of €1,110 million, the net increase in long-term debt of €1,166 million and cash flows from financing activities of discontinued operations of €729 million.

The following is a reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020:

	Years ended December 31,
	2021	2020
	(€ million)
Total Debt at January 1	€13,703	€11,696
Add: Derivative (assets)/liabilities and collateral at January 1	21	(36)
Add: Securities at January 1	(1,094)	(1,763)
Total Liabilities from financing activities at January 1	€12,630	€9,897

FCA-PSA merger	22,415	—
Add: Derivative (assets)/liabilities and collateral from FCA-PSA merger	(350)	—
Add: Securities from FCA-PSA merger	129	—
Cash flows	2,650	2,882
Foreign exchange effects	314	(154)
Fair value changes	(139)	(9)
Changes in scope of consolidation	(5,616)	83
Transfer to (Assets)/Liabilities held for sale	—	—
Other changes	(495)	(63)

Total Liabilities from financing activities at December 31	€31,538	€12,636
Less: Derivative (assets)/liabilities and collateral at December 31	(6)	21
Less: Securities at December 31	(2,038)	(1,088)
Total Debt at December 31	€33,582	€13,703
Interest expense and taxes paid
During the years ended December 31, 2021, 2020 and 2019, the Company paid interest of €1,185 million and received interest of €347 million, €88 million and €76 million, €140 million and €35 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the years ended December 31, 2021, 2020 and 2019, the Company made income tax payments, net of refunds, totaling €2,170 million, €385 million and €428 million, respectively.
Amounts relating to IFRS 16 recognized in Consolidated Statement of Cash Flows
During the year ended December 31, 2021, 2020 and 2019, the total cash outflow for leases recognized in accordance with IFRS 16 was €616 million, €178 million and €185 million, respectively, of which €566 million, €177 million and €185 million, respectively, related to cash payments for the principal portion of lease liabilities (recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €50 million, €1 million and nil, respectively, related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).

31.	Qualitative and quantitative information on financial risks
The Company is exposed to the following financial risks connected with its operations:
•credit risk, principally arising from its normal commercial relations with final customers and dealers, and its financing activities;

•liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;
•financial market risk (primarily relating to exchange rates, interest rates and commodity prices), since the Company operates at an international level in different currencies, uses financial instruments which generate interest and is exposed to the risk of changes in the price of certain commodities which are used in the production processes.
These risks could significantly affect the Company’s financial position and results and for this reason, the Company systematically identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.
Financial instruments held by the funds that manage the Company’s pension plan assets are not included in this analysis (refer to Note 20, Employee benefits liabilities).
The following section provides qualitative and quantitative disclosures on the effect that these risks could have upon the Company. The quantitative data reported in the following does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that were assumed to take place.
Credit risk
Overall, the credit risk regarding the Company’s trade receivables and receivables from financing activities is concentrated mainly in North America, Enlarged Europe and South America.
The maximum credit risk to which the Company is potentially exposed at December 31, 2021 is represented by the carrying amounts of financial assets in the financial statements discussed in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties discussed in Note 26, Guarantees granted, commitments and contingent liabilities.
In addition, the Company is exposed to credit risk in relation to the investment of cash and to transaction with derivatives counterparties, as disclosed in Note 17, Derivative financial and operating assets and liabilities and in the Note 18, Cash and cash equivalents.
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each counterparty. The Company monitors these exposures and established credit lines with single or homogeneous categories of counterparties.
Dealers and final customers for which the Company provides financing are subject to specific assessments of their creditworthiness under a detailed scoring system. To mitigate this risk, the Company could obtain financial and non-financial guarantees. These guarantees are further strengthened where possible by reserve of title clauses on financed vehicle sales to the sales network made by the Company financial service companies and on vehicles assigned under finance and operating lease agreements.
For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2021 and 2020, refer to Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables.
The Company differentiates Cash investments with primary bank counterparties and high rated liquid financial instruments. The investments are actively managed and constantly monitored, in compliance with policies that establish limits of concentration and duration, taking into account the creditworthiness of the counterparties and of the various countries in which the cash is invested. The policies also define limits in the operations with Derivatives counterparties. Even though the Company’s current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market funds that were measured at fair value, there was no exposure to sovereign debt securities at December 31, 2021 and 2020 which could lead to significant risk of repayment.

Liquidity risk
Liquidity risk represents the risk the Company is unable to obtain the funds needed to carry out its operations and meet its obligations. Any actual or perceived limitations on the Company’s liquidity could affect the ability of counterparties to do business with the Company or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.
The continuation of challenging economic conditions in the markets in which the Company operates and the uncertainties that characterize the financial markets, necessitate special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity are important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.
The main factors that determined the Company’s liquidity situation are the funds generated by or used in operating and investing activities, the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
The Company adopted a series of policies and procedures whose purpose was to optimize the management of funds and to reduce liquidity risk as follows:
•centralizing the management of receipts and payments where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Company was present;
•maintaining a conservative level of available liquidity;
•diversifying the means by which funds were obtained and maintaining a continuous and active presence in the capital markets;
•obtaining adequate credit lines; and
•monitoring future liquidity on the basis of business planning.
The Company manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash management and liquidity investment of the Company are centrally coordinated in the Company’s treasury companies, with the objective of ensuring effective and efficient management of the Company’s funds. These entities obtain funds in the financial markets from various funding sources.
Certain notes issued by the Company and its treasury subsidiaries include covenants which could be affected by circumstances related to certain subsidiaries; in particular, there are cross-default clauses which could accelerate repayments in the event that such subsidiaries fail to pay certain of their debt obligations.
Details of the repayment structure of the Company’s financial assets and liabilities are provided in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables, Note 23, Other liabilities and in Note 22, Debt. Details of the repayment structure of derivative financial instruments are provided in Note 17, Derivative financial and operating assets and liabilities.
Financial market risks
Due to the nature of the Company’s business, the Company is exposed to a variety of market risks, primarily foreign currency exchange rate risk, interest rate risk and commodity price risk.
The Company’s exposure to foreign currency exchange rate risk arises both in connection with the geographical distribution of the Company’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

The Company’s exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to invest surplus funds. Changes in market interest rates could have the effect of either increasing or decreasing the Company’s Net profit, thereby indirectly affecting the costs and returns of financing and investing transactions.
The Company’s exposure to commodity price risk arises from the risk of changes in the price of certain raw materials and energy used in production. Changes in the price of raw materials could have a significant effect on the Company’s results by indirectly affecting costs and product margins.
These risks could significantly affect the Company’s financial position and results and for this reason, these risks were systematically identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with its established risk management policies.
The Company’s policy permit derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities, and not for speculative purposes.
The Company utilizes derivative financial instruments designated as fair value hedges mainly to hedge:
•the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and
•the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.
The Company uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:
•the exchange rate at which forecasted transactions denominated in foreign currencies would be accounted for;
•the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and
•the price of certain commodities and components.
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
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 17, Derivative financial and operating assets and liabilities.
Quantitative information on foreign currency exchange rate risk
The Company is exposed to risk resulting from changes in foreign currency exchange rates, which could affect its earnings and equity. In particular:
•where a Stellantis company incurred costs in a currency different from that of its revenues, any change in exchange rates could affect the operating results of that company.
•the principal exchange rates to which the Company is exposed are:
◦EUR/GBP, relating to sales in the UK of vehicles produced in the Euro zone;

◦CNY and JPY in relation to costs paid to Chinese and Japanese suppliers net of sales in China and Japan respectively originating from European and North America entities
◦U.S.$/CAD and U.S.$/MXP, primarily relating to sales in Canada and Mexico of produced vehicles, net of local cost and import in U.S. of Canadian produced vehicles;
◦EUR/U.S.$, relating to sales and purchases (mainly linked to commodity) in U.S.$ made by European entities and to sales and purchases in Euro made by U.S. entities;
◦TRY and PLN, in relation to sales in Turkish and Poland markets, net of manufacturing costs incurred in Turkey and Poland;
◦U.S.$/BRL and EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
The Company’s policy is to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming 24 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge the exposure resulting from firm commitments unless not deemed appropriate.
The Stellantis entities could have trade receivables or payables denominated in a currency different from their respective functional currency. In addition, in a limited number of cases, it could be convenient from an economic point of view, or it could be required under local market conditions, for the Stellantis entities to obtain financing or use funds in a currency different from their respective functional currency. Changes in exchange rates could result in exchange gains or losses arising from these situations. The Company’s policy was to hedge, whenever deemed appropriate, the exposure resulting from receivables, payables, cash and securities denominated in foreign currencies different from the respective Stellantis entities functional currency.
Certain of the Stellantis entities are located in countries which are outside of the Eurozone, primarily the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, Hungary, India, China. As the Company's reporting currency is the Euro, the income statements of those entities that have a reporting currency other than the Euro are translated into Euro using the average exchange rate for the period. In addition, the assets and liabilities of those consolidated entities are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates could lead to effects on the translated balances of revenues, costs and assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these entities.
The Company monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2021 resulting from a 10 percent change in the exchange rates would have been approximately €620 million on the Consolidated Income Statement and €1,269 million on the Other comprehensive income.
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
Quantitative information on interest rate risk

The manufacturing companies and treasuries of the Company make use of external borrowings and invest in monetary and financial market instruments. In addition, the Stellantis entities sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates could affect the cost of the various forms of financing, including the sale of receivables, or the return on investments and the employment of funds, thus negatively impacting the net financial expenses incurred by the Company.
In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables or securitizations). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates could affect the operating result of those entities and the Company as a whole.
In order to manage these risks, the Company uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the objective of mitigating, under economically acceptable conditions, the potential variability of interest rates on the Company's Net profit.
In assessing the potential impact of changes in interest rates, the Company segregated fixed rate financial instruments (for which the impact was assessed in terms of fair value) from floating rate and short term financial instruments (for which the impact was assessed in terms of cash flows).
The fixed rate financial instruments used by the Company consisted principally of part of the portfolio of the financial services companies (primarily customer financing and financial leases) and part of debt (including subsidized loans and notes). These instruments are measured at amortized cost. Change in market interest rates do not affect the Company net profit or equity. Certain financial securities are accounted for at FVPL. The impact of an unfavorable 50 basis points change in interest rate levels would result in increase in financial expenses of €18 million due to the change in fair values of these securities.
The Company entered in certain derivatives in order to manage interest rate risk on underlying debt exposures. A 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2021 would result in increase in financial expenses of €11 million, and a negative impact of €5 million on the Other comprehensive income.
Floating rate financial instruments consisted principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables was also considered in the sensitivity analysis.
A hypothetical 50 basis points change in short-term interest rates at December 31, 2021, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would result in increased net financial expenses, on an annual basis, of approximately €198 million.
This analysis is based on the assumption that there is an unfavorable change of 50 basis points of interest rate levels across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12-month period will be renewed or reinvested in similar instruments, that will reflect the hypothetical 50 basis points change in short-term interest rates.
Quantitative information on commodity price risk
The Company, in addition to supply agreements that provide protections to the price increases and supply shortages, entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations, primarily base metals and PGM (platinum, palladium and rhodium).

In connection with the commodity price derivative contracts outstanding at December 31, 2021, a hypothetical 10 percent change in the price of the commodities at that date would have caused a negative impact on the Other Comprehensive Income of €377 million. Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

32.	Subsequent events
The Company has evaluated subsequent events through February 25, 2022, which is the date the financial statements were authorized for issuance.
On January 27, 2022, Stellantis announced the plan to increase its shareholding with GAC FCA JV from 50 percent to 75 percent. This is subject to the approval of the Chinese government.
On January 28, 2022, Stellantis has repaid the €6.3 billion credit facility to Intesa Sanpaolo. The credit facility was entered into on June 2020 with an original maturity date of March 2023. Refer to Note 22, Debt.

OTHER INFORMATION
ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE
Independent Auditor’s Report
The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands, is set forth following this Annual Report.
Dividends
Dividends will be determined in accordance with the article 29 of the Articles of Association of the Company. The relevant provisions of the Articles of Association read as follows:
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
a.For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 14, Equity to the Company Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at December 31, 2021, the issued share capital of the Company consisted of 3,132,618,655 common shares, representing approximately 99.99 percent of the aggregate issued share capital, and 208,622 special voting shares, representing approximately 0.01 percent of the aggregate issued share capital.
b.The Articles of Association do not provide for transfer restrictions for common shares but do provide for transfer restrictions for special voting shares (Article 14). On December 17, 2019, the Company entered into shareholder undertaking agreements with each of Exor, Bpifrance, Lion Participations, EPF and Peugeot Invest. In these agreements, each of these shareholders agreed to not transfer any of their Stellantis common shares during a period of three years following the Effective Time, subject to certain exceptions.
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
d.No special control rights accrue to shares in the capital of the Company.

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
g.Other than disclosed under paragraph b. above, the Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.
h.The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of two years after appointment, with such a period expiring immediately after the close of the first annual general meeting of shareholders held two years following the appointment. The initial term of John Elkann, Carlos Tavares, Robert Peugeot and Henri de Castries is five years, started at January 17, 2021 and ending immediately after the close of the first annual general meeting of shareholders held after five years have lapsed since the appointment of the relevant director. The other Directors of the current Board of Directors, are appointed for a term of four years, started at January 17, 2021 and ending immediately after the close of the first annual general meeting of shareholders held after four years have lapsed since the appointment of the relevant director. The general meeting of shareholders has the power to suspend or dismiss any member of the Board of Directors at any time. The amendment of the Articles of Association requires a resolution of the general meeting of shareholders following a proposal from the Board of Directors. Such resolution requires an absolute majority of the votes cast, unless it concerns an amendment of article 2.2 of 2.3 of the Articles of Association in which case a majority of at least two-thirds of the votes cast is required.
i.At the general meeting of shareholders held on January 4, 2021, it was resolved to amend the Articles of Association to irrevocable authorize the Board of Directors, for a period of 3 years as of the Effective Time: (a) to issue Stellantis common shares or grant rights to subscribe for such shares (i) up to 10 percent of Stellantis’ issued common share capital as at the Effective Time for general purposes, and (ii) up to an additional 10 percent of Stellantis’ issued common share capital as at the Effective Time in connection with the acquisition of an enterprise or a corporation, or as otherwise deemed necessary by the Board of Directors and (b) to limit or exclude the pre-emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under (a). The authorizations of the Board of Directors to issue Stellantis common shares and to grant rights to subscribe for Stellantis common shares, and to limit or exclude pre-emptive rights in that regard, granted at the general meeting of shareholders held on June 26, 2020, have lapsed as of the Governance Effective Time. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. In addition, the Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 9 of the Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the 2021 annual general meeting of shareholders (April 15, 2021) at a purchase price per share between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be), for a period of 18 months from the date of the 2021 annual general meeting of shareholders (April 15, 2021) and therefore up to and including October 14, 2022.

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

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under Stellantis’ significant contractual commitments as of December 31, 2021:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€26,901	€7,578	€7,487	€4,035	€7,801
Interest on Long-term debt(2)	2,497	629	778	470	620
Lease liabilities(3)	2,917	504	835	380	1,198
Short-term leases and Low-value assets obligations(4)	159	39	28	14	78
Unconditional minimum purchase obligations(5)	1,311	488	633	93	97
Purchase obligations(6)	7,970	5,640	1,941	386	3
Pension contribution requirements(7)	153	153	—	—	—
Total	€41,908	€15,031	€11,702	€5,378	€9,797
______________________________________________________________________________________________________________________________
(1) Amounts presented related to the principal amounts of long-term debt and exclude the related interest expense that would be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 22, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(2) Amounts included interest payments based on contractual terms and current interest rates on debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2021.
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in Stellantis’ business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 22, Debt, within the Consolidated Financial Statements included elsewhere in this report.
(4) Short-term leases and Low-value assets mainly related to leases for commercial and industrial properties, machinery and equipment used in Stellantis’ business. The amounts reported above included the minimum rental and payment commitments due under such leases.
(5) Unconditional minimum purchase obligations related to Stellantis’ unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of Stellantis’ business, Stellantis entered into various arrangements with key suppliers in order to establish strategic and technological advantages.
(6) Purchase obligations were comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €6,098 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various Stellantis companies, in an aggregate amount of approximately €1,712 million, and (iii) commitments to purchase intangible assets for an aggregate amount of approximately €160 million.
(7) Pension contribution requirements were based on the estimate of Stellantis’ minimum funding requirements under Stellantis’ funded pension plans. Stellantis could elect to make contributions in excess of the minimum funding requirements. Stellantis contributions to pension plans for 2022 are expected to be €153 million, Of this amount, €103 million relates to the U.S. and Canada, with €102 million being mandatory contributions and €1 million discretionary contributions, €21 million relates to the UK, and €7 million relates to Germany. Stellantis’ minimum funding requirements after 2022 would depend on several factors, including investment performance and interest rates. Therefore, the above excluded payments beyond 2022, since Stellantis could not predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 20, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for Stellantis’ pension plans and for Stellantis’ unfunded health care and life insurance plans.
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above did not include payments for product warranty and recall campaign costs. Stellantis issued various types of product warranties under which Stellantis generally guaranteed the performance of products delivered for a certain period of time. The estimated future costs of product warranties were principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Stellantis’ vehicles. Stellantis also periodically initiated voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to the vehicles that we sell. In North America, Stellantis accrued estimated costs for recalls at the time of sale, which were based on historical claims experience as well as an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity. In other regions and sectors, however, there generally was not sufficient historical data to support the application of an actuarial-based estimation technique. As a result, estimated recall costs for the other regions and sectors were accrued at the time when they were probable and reasonably estimable, which typically occurred once it is determined a specific recall campaign is approved and is announced. Estimates of the future costs of all these actions were inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It was reasonably possible that the ultimate costs of these services and recall actions could require Stellantis to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2021, Stellantis’ product warranty and recall campaigns provision was €8,222 million.

Significant Vehicle Assembly Plants
The following table provides information about Stellantis’ significant vehicle assembly plants as of December 31, 2021, excluding joint ventures, of which the largest by region are Warren Truck (U.S.), Betim (Brazil) and Sochaux (France).
Each of the assembly plants listed below have a covered area of more than 100,000 square meters:

Country	Location
North America
U.S.	Warren Truck, Michigan
U.S.	Sterling Heights, Michigan
U.S.	Belvidere, Illinois
U.S.	Toledo North, Ohio
U.S.	Detroit Assembly Complex - Jefferson, Michigan
U.S.	Detroit Assembly Complex - Mack, Michigan
U.S.	Toledo South, Ohio
Mexico	Toluca, Estado de México
Mexico	Saltillo Truck, Coahuila
Mexico	Saltillo Van, Coahuila
Canada	Windsor, Ontario
Canada	Brampton, Ontario
South America
Brazil	Betim
Brazil	Goiana
Brazil	Porto Real
Argentina	Buenos Aires
Argentina	Cordoba
Enlarged Europe
France	Hordain
France	Mulhouse
France	Poissy
France	Rennes
France	Sochaux
Germany	Eisenach
Germany	Russelsheim
Italy	Turin (Mirafiori)
Italy	Cassino
Italy	Pomigliano
Italy	Melfi
Italy	Val Di Sangro
Poland	Gliwice
Russia	Kaluga
Slovakia	Trnava
Serbia	Kragujevac
Spain	Madrid
Spain	Vigo
Spain	Zaragoza
UK	Ellesmere Port
UK	Luton

Our Share Information
On January 18, 2021, Stellantis common shares began trading on Euronext Milan and Euronext Paris under the symbol “STLA” and on January 19, 2021 on the NYSE under the symbol “STLA”. Until then, and since October 13, 2014, the common shares of FCA were traded on the NYSE under the symbol “FCAU” and on Euronext Milan under the symbol “FCA”.
Dividend Policy
Refer to Note 27, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed special cash distribution to holders of Stellantis common shares.
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends above.
Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as Stellantis’ independent registered public accounting firm for the year ended December 31, 2021 and Ernst & Young et autres and Mazars for the year ended December 31, 2020. Stellantis incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2021 and 2020, respectively:

	Years Ended December 31,
(€ million)	2021	2020(4)
Audit fees(1)	€33.0	€62.9
Audit-related fees(2)	0.6	3.7
Tax fees(3)	0.3	0.3
Total	€33.9	€66.9
____________________________________________________________________________________________________
(1) The audit fees in 2020 include (i) the US GAAS audit for the years ended December 31, 2019, 2018 and 2017 for the purpose of the Form F-4 filed in connection with the completion of the merger with FCA and (ii) the PCAOB audit for the years ended December 31, 2020, 2019 and 2018 in connection with the preparation of these financial statements.
(2) The audit-related fees in 2020 include services related to the review of the Form F-4 filed with the SEC and the European Prospectus filed with the AFM and the issuance of the related consent letters.
(3) Tax fees comprise services rendered for tax compliance and tax advice services.
(4) 2020 total fees include €9.4 million relating to Faurecia.
“Audit fees” were the aggregate fees billed by the Ernst & Young Entities for the audit of Stellantis’ consolidated annual financial statements, reviews of interim financial statements and attestation services that were provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” were fees charged by the Ernst & Young Entities for assurance and related services that were reasonably related to the performance of the audit or review of Stellantis’ financial statements and were not reported under “Audit fees”. This category comprised fees for agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax fees” were fees charged by the Ernst & Young Entities primarily for activities related to tax refunds claims and tax compliance in different jurisdictions.
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

Change in Registrant’s Certifying Accountant
On January 16, 2021, PSA merged with and into FCA N.V., with FCA N.V. as the surviving company in the merger. On January 17, 2021, the board of directors was appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3 - Business Combinations (“IFRS 3”), January 17, 2021 is the acquisition date for the business combination. The merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. As a result, the historical financial statements of PSA will represent the historical financial statements of Stellantis N.V.
Following consummation of the merger, on January 17, 2021, the Board of Directors took note that as a result of the merger, the appointment of Mazars and Ernst & Young et Autres as statutory auditors of PSA ended as of effective time of the merger. However, on January 17, 2021 Stellantis’ Board of Directors approved the extension of Ernst & Young et Autres and Mazars engagement as independent registered public accountants to continue rendering audit services in connection with the PSA consolidated financial statements as of December 31, 2020 and for each of the three years in the period ended December 31, 2020. The Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA for the year ended December 31, 2020 were furnished to the SEC on March 4, 2021. Accordingly, Ernst & Young et Autres and Mazars were the independent registered public accounting firms that audited PSA’s consolidated financial statements for the years ended December 31, 2020 and 2019.

The reports of Ernst & Young et Autres and Mazars on PSA’s financial statements for each of the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During each of the years ended December 31, 2020 and 2019:
•there were no “disagreements” (as that term is defined in Item 16F (a)(1)(iv) of Form 20-F and the instructions to Item 16F) between PSA and Ernst & Young et Autres or Mazars on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Ernst & Young et Autres’ or Mazars’ satisfaction would have caused Ernst & Young et Autres or Mazars to make reference to the subject matter of the disagreement(s) in connection with its report; and
•there were no “reportable events” (as that term is defined in Item 16F (a)(1)(v) of Form 20-F).
During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging EY S.p.A., the Company has not consulted EY S.p.A., other than pursuant to EY S.p.A.’s then existing audit engagement with FCA N.V., regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant's financial statements.
The Company has furnished each of Ernst & Young et Autres and Mazars with a copy of the statements made in this Item 16F and requested that each of Ernst & Young et Autres and Mazars furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree.
A copy of Ernst & Young et Autres’s and Mazars’s letter, dated February 25, 2022, is filed as Exhibit 15.1 to this Form 20-F.

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
Tax Consequences of Owning Stellantis Stock
Taxation of Dividends
Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. Shareholder must include in its gross income the gross amount of any dividend paid by Stellantis to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Stellantis’ current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. Shareholder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, stock of Stellantis is treated as stock of a qualified foreign corporation if such stock is listed on an established securities market in the United States. The common shares of Stellantis are listed on the NYSE. Accordingly, subject to the discussion of PFIC taxation below, dividends Stellantis pays with respect to the shares will constitute qualified dividend income, assuming the holding period requirements are met.
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
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Shareholder as a credit is limited to the amount of the U.S. Shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Stellantis will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit allowable to a U.S. Shareholder.
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
If a U.S. Shareholder receives special voting shares after requesting all or some of the number of its Stellantis common shares be registered on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of special voting shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of Stellantis and an increase in the proportionate interest of other shareholders of Stellantis in Stellantis’ assets or earnings and profits. It is possible that the distribution of special voting shares to a U.S. Shareholder that has requested all or some of the number of its Stellantis common shares be registered on the Loyalty Register and a distribution of cash in respect of Stellantis common shares could be considered together to constitute a “disproportionate distribution.” Unless Stellantis has not paid cash dividends in the 36 months prior to a U.S. Shareholder’s receipt of special voting shares and Stellantis does not intend to pay cash dividends in the 36 months following a U.S. Shareholder’s receipt of special voting shares, Stellantis intends to treat the receipt of special voting shares as a distribution that is subject to tax as described above in “Consequences of Owning Stellantis Stock—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the special voting shares received. For the reasons stated above, Stellantis believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the dividend) as determined by Stellantis is incorrect.
Ownership of Special Voting Shares
Stellantis believes that U.S. Shareholders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Stellantis believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Shareholders because, among other things, the special voting shares are not redeemable on a specific date and a U.S. Shareholder is only entitled to receive amounts in respect of the special voting shares upon liquidation, and even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be minimal given that the value of each special voting share, as discussed above, is expected to be minimal. Stellantis therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Shareholders of special voting shares other than a U.S. Shareholder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting structure is unclear and because Stellantis’ determination is not binding on the IRS, it is possible that the IRS could disagree with Stellantis’ determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

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
Stellantis would be a PFIC with respect to a U.S. Shareholder if for any taxable year in which the U.S. Shareholder held shares of Stellantis stock, after the application of applicable “look-through rules”:
•75 percent or more of Stellantis’ gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Stellantis is not a PFIC. Moreover, no assurance can be given that Stellantis would not become a PFIC for any future taxable year if there were to be changes in Stellantis’ assets, income or operations.

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
Material Netherlands Tax Consequences
This section solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of Stellantis common shares and, if applicable, Stellantis special voting shares by non-resident holders of such shares (as described below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares. Tax matters are complex and the tax consequences to a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares will depend in part on such holder's circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the Dutch tax consequences of acquiring, owning and disposing of Stellantis common shares and, if applicable, Stellantis special voting shares in their particular circumstances, including the applicability and effect of Dutch tax laws.
Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms "the Netherlands" and "Dutch" are used, these refer solely to the European part of the Kingdom of the Netherlands.
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
This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The tax law upon which this description is based is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.
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
ii.is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Stellantis common shares and, if applicable, Stellantis special voting shares;
iii.is an investment institution as defined in the Dutch Corporation Tax Act 1969;
iv.is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;
v.owns Stellantis common shares and, if applicable, Stellantis special voting shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

vi.has a substantial interest in Stellantis or a deemed substantial interest in Stellantis for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of Stellantis, or rights to acquire, directly or indirectly, such an interest in the shares of Stellantis or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of Stellantis, or (b) such person's shares, rights to acquire shares or profit participating certificates in Stellantis are held by him following the application of a non-recognition provision. The Stellantis common shares and the Stellantis special voting shares are considered to be separate classes of shares; or
vii.is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.
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
ii.he derives benefits or is deemed to derive benefits from or in connection with Stellantis common shares and, if applicable, Stellantis special voting shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or
iii.he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Stellantis common shares and, if applicable, Stellantis special voting shares are attributable.

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
The concept "dividends distributed by Stellantis " as used in this Dutch section paragraph includes, but is not limited to, the following:
•distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;
•liquidation proceeds and proceeds of repurchase or redemption of Stellantis common shares and, if applicable, Stellantis special voting shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;
•the par value of Stellantis common shares and, if applicable, Stellantis special voting shares issued by Stellantis to a holder of Stellantis common shares and, if applicable, Stellantis special voting shares or an increase of the par value of Stellantis common shares or Stellantis special voting shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of Stellantis’ shareholders has resolved in advance to make such repayment and (b) the par value of the Stellantis common shares or Stellantis special voting shares concerned, as the case may be, has been reduced by an equal amount by way of an amendment to Stellantis’ articles of association.
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
4.2
Peugeot S.A. Rules of the Performance Share Plan of April 10th 2017 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on April 8, 2021, File No. 333-255128)

4.3
Peugeot S.A. Rules of the Performance Share Plan of April 9th 2018 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8, filed with the SEC on April 8, 2021, File No. 333-255128)

4.4
Peugeot S.A. Rules of the Performance Share Plan of May 20th 2019 (incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-8, filed with the SEC on April 8, 2021, File No. 333-255128)

4.5
Peugeot S.A. Rules of the Performance Share Plan of May 11th 2020 (incorporated by reference to Exhibit 4.6 to Registration Statement on Form S-8, filed with the SEC on April 8, 2021, File No. 333-255128)

4.6	Stellantis N.V. Equity Incentive Plan 2021-2025 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on May 5, 2021, File No. 333-255788)
4.7	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
4.8
Undertaking Letter, dated December 17, 2019, by and between Exor N.V. and Fiat Chrysler Automobiles N.V. (incorporated by reference to Exhibit 4.4 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.9
Undertaking Letter, dated December 17, 2019, by and among Establissements Peugeot Freres S.A., FFP S.A. and Peugeot S.A. (incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.10
Undertaking Letter, dated December 17, 2019, by and among Dongfeng Motor Group Company Ltd., Dongfeng Motor (Hong Kong) International Co Ltd. and Peugeot S.A. (incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

4.11
Undertaking Letter, dated December 17, 2019, by and among Bpifrance Participations S.A., Lion Participations S.A.S. and Peugeot S.A. (incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)

8.1	Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Ernst & Young et Autres and Mazars
23.1	Consent of EY S.p.A.
23.2	Consent of Ernst & Young et Autres and Mazars
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

FORM 20-F CROSS REFERENCE
The table below sets out the location within the document of the information required by the SEC for annual reports on Form 20-F. The exact location is included in the column “Cross Reference”. The column “Page” refers to the starting page of the section (or sub-section) for reference only.

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	92
Item 4.	Information on the Company
	A. History and Development of the Company	Stellantis Overview	19
		Documents on Display	7
	B. Business Overview	Stellantis Overview	19
		Overview of Our Business	23
		Sales Overview	30
		Results by Segment	71
		Note 26 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	282
		Environmental and Other Regulatory Matters	44
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	213
	D. Property, Plant and Equipment	Property, Plant and Equipment	27
		Significant Vehicle Assembly Plants	314
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	53
		Expected Merger Synergies	22
		Trends, Uncertainties and Opportunities	53
		Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	205
		Non-GAAP Financial Measures	59
	A. Operating Results	Results of Operations	61
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	81
		Note 22 (Debt) to the Consolidated Financial Statements	268
		Note 29 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	300
	C. Research and Development, Patents and Licenses, etc.	Research and Development	24
	D. Trend Information	Trends, Uncertainties and Opportunities	53
	E. Critical Accounting Estimates	Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	205
	G. Safe Harbor	Cautionary Statements Concerning Forward Looking Statements	8
	F. Non-GAAP financial measures	Non-GAAP Financial Measures	59

Item	Section	Cross Reference	Page
		Results of Operations	61
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	117
		Senior Management	126
	B. Compensation	Remuneration Report	158
		Senior Management	126
		Note 26 (Related party transactions) to the Consolidated Financial Statements	279
	C. Board Practices	The Audit Committee	123
		The Remuneration Committee	124
		The ESG Committee	125
	D. Employees	Employees	29
	E. Share Ownership	Directors' Share Ownership	122
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	21
	B. Related Party Transactions	Note 26 (Related party transactions) to the Consolidated Financial Statements	279
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	179
		Sales Overview	30
		Note 26 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	282
		Our Share Information	316
	B. Significant Changes	Presentation of Financial and Other Data	7
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	316
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	316
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on Stellantis Shares	129
	C. Material Contracts	Note 19 (Share-based compensation) to the Consolidated Financial Statements	253
		Note 27 (Equity) to the Consolidated Financial Statements	288
	D. Exchange Controls	Articles of Association and Information on Stellantis Shares	129
	E. Taxation	Taxation	318
	F. Dividends and Paying Agents	Not applicable
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	7
	I. Subsidiary Information	Not applicable
Item 11.	Quantitative and Qualitative Disclosures	Note 31 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	302

Item	Section	Cross Reference	Page
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	175
Item 16A.	Audit Committee Financial Expert	The Audit Committee	123
Item 16B.	Code of Ethics	Code of Conduct	150
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	316
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F.	Change in the Registrant's Certifying Accountant	Change in Registrant’s Certifying Accountant	317
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	153
Item 16H.	Mine Safety Disclosure	None
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	179
Item 18.	Financial Statements	Consolidated Financial Statements	179
Item 19.	Exhibits	Exhibits	327

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STELLANTIS N.V.
(Registrant)

		By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Date:	February 25, 2022