Form 20-F
period 2022-12-31
Stellantis N.V.
filed 2023-02-24
CIK 1605484

Stellantis N.V.
Annual Report and Form 20-F
for the year ended December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
(1) Member of the Environmental, Social Governance Committee (“ESG”)
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Refer to “About this Report” for additional information relating to these regulatory filings

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
This document, referred to hereafter as the “Annual Report and Form 20-F”, constitutes both the Statutory annual report in accordance with Dutch legal requirements and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, for Stellantis N.V., formerly known as Fiat Chrysler Automobiles N.V., for the year ended December 31, 2022, except as noted below.
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
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of Internal Control over Financial Reporting for the SEC filing);
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EY S.p.A. in respect of the PCAOB audit of the 2022 and 2021 financial statements for the SEC filing);
•REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Mazars and ERNST & YOUNG et Autres in respect of the PCAOB audits of the 2020 financial statements for the SEC filing);
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
•2023 STELLANTIS GUIDANCE AND OUTLOOK;
•COMPANY FINANCIAL STATEMENTS; and
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
References to “FCA” and “FCA N.V.” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
Presentation of Financial and Other Data
This report includes the consolidated financial statements of Stellantis as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.
All references in this report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”).
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
These risks and uncertainties include, without limitation:
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•our ability to realize the anticipated benefits of the merger;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•the continued impact of unfilled semiconductor orders;
•the continued impact of the COVID-19 pandemic;
•our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification;

•our ability to produce or procure electric batteries with competitive performance, cost and at required volumes;
•our ability to successfully launch new businesses and integrate acquisitions;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•changes in local economic and political conditions;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the level of competition in the automotive industry, which may increase due to consolidation and new entrants;
•our ability to attract and retain experienced management and employees;
•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies;
•our ability to access funding to execute our business plan;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•our ability to maintain effective internal controls over financial reporting;
•developments in labor and industrial relations and developments in applicable labor laws;
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
Refer to the section FCA-PSA Merger included above for information on the reverse acquisition presentation of the financial statements and to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere within this report for additional information on the merger.
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
The consolidated financial statements of Stellantis, PSA and FCA are prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Consolidated Financial Statements of Stellantis as of and for year ended December 31, 2021 and 2020 included elsewhere in this report.
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
(ii) The number of the equity warrants on PSA ordinary shares delivered to General Motors (“GM”), amounting to 39,727,324, have been included in the diluted number of shares and converted with the merger exchange ratio of 1.742;
(iii) Pro forma weighted average number of outstanding Stellantis common shares resulting from dilutive equity instruments performance share plans issued by PSA and converted with the merger exchange ratio of 1.742; and
(iv) Pro forma weighted average number of outstanding Stellantis common shares resulting from the equity instruments issued under FCA’s equity incentive plan.
Pro Forma Basic earnings per share

	Year ended December 31, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - December 31, 2021 (B)	3,059,284	3,059,284	3,059,284
Pro Forma Basic earnings per share (€ per share) (A/B)	€4.69	€4.36	€0.32

	Year ended December 31, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,119,935	3,119,935	3,119,935
Pro Forma Basic earnings/(loss) per share (€ per share) (A/B)	€1.48	€1.54	€(0.06)
Pro Forma Diluted earnings per share

	Year ended December 31, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding (thousand), January 17 - December 31, 2021	3,059,284	3,059,284	3,059,284
Number of shares deployable for share-based compensation, January 17 - December 31, 2021 (thousand)	23,651	23,651	23,651
Equity warrants delivered to GM (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,151,432	3,151,432	3,151,432
Pro Forma Diluted earnings per share (€ per share) (A/B)	€4.55	€4.23	€0.31

	Year ended December 31, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations(1)
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Weighted average number of shares outstanding (thousand)	3,119,935	3,119,935	3,119,935
Number of shares deployable for share-based compensation (thousand)	39,137	39,137	39,137
Equity warrants delivered to GM (thousand)	68,497	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,227,569	3,227,569	3,227,569
Pro Forma Diluted earnings/(loss) per share (€ per share) (A/B)	€1.43	€1.49	€(0.06)
____________________________________________________________________________________________________
(1) Number of shares deployable for share-based compensation and equity warrants delivered to GM have not been taken into consideration in the calculation of diluted loss per share for the year ended December 31, 2020 as this would have had an anti-dilutive effect

STELLANTIS OVERVIEW
Stellantis is a global automaker and mobility provider which is engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles across five portfolios: (i) luxury vehicles under the Maserati brand; (ii) premium vehicles covered by Alfa Romeo, DS and Lancia brands; (iii) global sport utility vehicles under the Jeep brand; (iv) American brands covering Dodge, Ram and Chrysler vehicles and (v) European brands covering Abarth, Citroën, Fiat, Opel, Peugeot and Vauxhall vehicles. Stellantis centralizes design, engineering, development and manufacturing operations, to allow it to efficiently operate on a global scale. Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide for mass-market vehicles. Stellantis makes retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, Stellantis operates in the components and production systems sectors under the Teksid and Comau brands. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the sale of Teksid's cast iron automotive components business.
In connection with our Dare Forward 2030 strategic plan, we have also increased our focus on generating growth in several of our other areas, such as the two mobility brands, Free2move and Share Now, as well as independent aftermarket parts and services and software with a particular focus on data services. The focus on software also includes the deployment of technology across our vehicle platforms and leveraging over-the-air features and services. We have created Stellantis Ventures which funds investments in early and later-stage start up companies that develop innovative, customer-centric technologies that targets the automotive and mobility sectors.
Stellantis aims to reach carbon net zero by 2038. This is supported through our circular economy business, whose main objectives are to extend the life of vehicles and parts, returning material and end-of-life vehicles back to the manufacturing process for new vehicles and products.
In 2022, Stellantis shipped 6,003 thousand vehicles (including the Company's unconsolidated joint ventures), with Net revenues of €180 billion and Net profit of €16.8 billion, and generated €10.8 billion of Industrial free cash flows (See Non-GAAP Financial Measures). At December 31, 2022, the Company’s available liquidity was €62.7 billion (including €12.7 billion available under undrawn committed credit lines).
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

Peugeot S.A. began manufacturing and selling vehicles to consumers in 1896 and also expanded its automotive business, particularly in the second half of the twentieth century. In 1974, PSA acquired all of the outstanding shares of Citroën S.A. and then merged the two companies in 1976. In 1978, PSA acquired Chrysler Corporation’s stake in its industrial and commercial subsidiaries in Europe, as well as Chrysler Financial Corporation’s European commercial financing subsidiaries. In 1995, PSA Finance Holding, which provided financing for Peugeot and Citroën vehicle sales, was transformed into a bank and subsequently renamed “Banque PSA Finance”. PSA acquired the Opel and Vauxhall subsidiaries of GM on August 1, 2017. As contemplated by the business combination agreement for the merger of FCA and PSA, on March 22, 2021, Stellantis distributed to shareholders its entire interest (approximately 39 percent) in Faurecia, an automotive equipment supplier and formerly the automotive equipment division of PSA, to holders of Stellantis common shares.
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
On January 18, 2021, Stellantis common shares began trading on Euronext Milan and Euronext Paris, and on January 19, 2021, began trading on the NYSE. Stellantis common shares trade under the following symbols: Euronext Milan: “STLAM”; Euronext Paris: “STLAP”; NYSE: “STLA”. From October 13, 2014, the common shares of FCA were traded on the NYSE under the symbol “FCAU” and on Euronext Milan under the symbol “FCA”.
The principal office of Stellantis is located at Taurusavenue 1, 2132LS, Hoofddorp, the Netherlands (telephone number: +31 23 700 1511). Its agent for U.S. federal securities law purposes is Christopher J. Pardi, c/o FCA US LLC, 1000 Chrysler Drive, Auburn Hills, Michigan 48326.

Major Shareholders
As of February 21, 2023, the largest shareholders of Stellantis were Exor N.V. (“Exor”) (holding 13.99 percent of the outstanding common shares), Établissements Peugeot Frères (“EPF”) (holding 6.98 percent of the outstanding common shares) and Bpifrance Participations S.A. via Lion Participations SAS (“BPI”) (holding 6 percent of the outstanding common shares). As of February 21, 2023, none of these shareholders held any special voting shares of Stellantis.
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
On December 21, 2022, all the outstanding special voting shares B were exchanged with newly issued special voting shares A in accordance with article 7.5 of the terms and conditions of the special voting shares (the "SVS Terms and Conditions"). As a result, all the 208,622 issued special voting shares B were held in the Company’s treasury. At December 31, 2022 there were 178,790 issued special voting shares A and 208,622 issued special voting shares B (208,622 at December 31, 2021), all with a par value of €0.01 each.
As of February 21, 2023 the share capital of the Company consists of the following: 3,213,372,229 common shares (of which 69,125,544 shares are owned by the Company), 178,790 Class A special voting shares and 208,622 Class B special voting shares.
Based on the information in Stellantis’ shareholder register, regulatory filings with the AFM and the SEC and other sources available to Stellantis, the following persons owned, directly or indirectly, in excess of three percent of Stellantis’ capital and/or voting interest as of February 21, 2023:

Stellantis Shareholders	Number of Issued Common Shares(1)	Percentage of Issued Common Shares
Exor	449,410,092	13.99
EPF(2)	224,228,121	6.98
BPI(3)	192,703,907	6
Dongfeng(4)	99,223,907	3.09
BlackRock Inc.(5)	95,379,376	2.97
________________________________________________________________________________________________________________________________________________
(1)Issued shares includes common shares as well as 178,790 Class A special voting shares and 208,622 Class B special voting shares. Refer also to Corporate Governance - Articles of Association and Information on Stellantis Shares - Share Capital for additional information
(2)EPF, through Peugeot Invest and its subsidiary Peugeot 1810, owns 224,228,121 common shares (6.98 percent of the issued shares)
(3)BPI owns 192,703,907 common shares (6 percent of the issued shares). BPI is a joint venture of EPIC Bpifrance (Bpi Groupe) and Caisse des Dépots et Consignations (both holding a 49.3 percent interest in Bpifrance SA). Caisse des Dépots et Consignations also (directly and indirectly) holds an additional 9.338.752 Stellantis Common Shares, representing an additional 0.29 percent of the common shares and 0.29 percent of the issued share capital and voting rights of Stellantis
(4)Dongfeng owns 99,223,907 common shares (3.09 percent of the issued shares). Refer to “Risk Factors - Resales of Stellantis common shares following the merger may cause the market value of Stellantis common shares to decline.” included elsewhere in this report for additional information on the requirement for Dongfeng to sell part of its shareholding
(5)BlackRock Inc. owns 95,379,376 common shares (2.97 percent of the issued shares) and 127,563,832 voting rights (3.97 percent of outstanding common shares and of the issued shares)

Based on the information in Stellantis’ shareholder register and other sources available to us, as of February 21, 2023, approximately 566 million Stellantis common shares, or approximately 18 percent of the Stellantis common shares, were held in the United States. As of the same date, approximately 370 record holders of Stellantis common shares had registered addresses in the United States.

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

Dare Forward 2030 Strategic Plan
On March 1, 2022, Stellantis’ Chief Executive Officer Carlos Tavares presented the Company’s Dare Forward 2030 strategic plan, which included the following four core targets to be achieved by 2030:
1.Reducing our carbon emissions footprint by half versus 2021 metrics on the path to achieving carbon net zero emissions by 2038;
2.Reaching 100 percent of passenger car battery electric vehicles (“BEV”) sales mix in EU and 50 percent passenger car and light-duty truck BEV sales mix in the United States;
3.Achieving the number one position in customer satisfaction for our products and services in every market; and
4.Achieving €300 billion of Net revenues (doubling versus Pro Forma 2021) while transforming our business model and sustaining double-digit Adjusted operating income (“AOI”) margins throughout the plan period.
The following are the key elements of Dare Forward 2030:
Foundation
Diversity, operational excellence, house of iconic brands, and a differentiated product portfolio are Stellantis’ ‘second to none’ differentiators propelling the Company forward.
•Achieve 100 percent of the €5 billion annual cash merger synergies target by the end of 2024;
•Maintain break-even point at less than 50 percent of 2021 consolidated shipments;
•Global BEV sales of five million units in 2030;
•Lead industry with more than 75 BEVs, including the Jeep brand’s first-ever 100 percent battery-electric SUV launching in early 2023, followed by the Ram Promaster BEV later in 2023 and the all-new-all-electric Ram 1500 REV pickup truck in 2024;
•Specific U.S. product offensive of more than 25 all-new BEVs; and
•New car revenues from premium and luxury vehicle segments to increase fourfold from 2021.
Tech
Stellantis’ ambition is to embrace breakthrough ideas to offer innovative, clean, safe and affordable mobility.
•Confirmation of more than €30 billion of R&D, capex and joint venture investments in electrification and software for 2021-2025 and software revenue of approximately €20 billion by 2030;
•To increase planned battery capacity to approximately 400 GWh;
•Expand hydrogen fuel cell technology to large vans in 2024; first U.S. offering in 2025; further expands to heavy-duty trucks; and
•With Waymo, pave the way for sustainable “Delivery as a Service”.

Care
Ethical responsibility is at the core of Stellantis to ensure a sustainable future of mobility for our customers, our employees, and our planet.
•50 percent carbon emissions reduction by 2030, compared with 2021 metrics, on the way to carbon net zero by 2038;
•Target top rankings for customer satisfaction across products and services;
•Women to hold at least 35 percent of leadership roles. For year ended December 31, 2022, we have more than 27% of leadership positions held by women, targeting to achieve 30% by 2025;
•Double the number of leaders with profit and loss responsibility; and
•Roll out Software and Data and Electric academies to support transformation.
Value
Stellantis’ ambition is to be ‘second to none’ in value creation for all stakeholders while unleashing an entrepreneurial mindset.
•Reach one-third of global sales online in 2030; launch a global digital marketplace offering customers a seamless journey through the entire Stellantis galaxy of products and services;
•More autonomy to seven accretive businesses: mobility, financial services, pre-owned cars, aftermarket, data as-a-service, circular economy, commercial vehicles;
•Leadership in commercial vehicle market powered by 26 new vehicle launches and electric offerings in all segments, including the all-new-all-electric Ram 1500 REV pickup truck to be launched in 2024;
•More than 25 percent of global Net revenues coming from regions outside Enlarged Europe and North America; and
•China: Plan for asset-light business model to reduce fixed costs and limit exposure to geopolitical risk.
Financials
Stellantis will manage the transition period toward electrification while delivering double-digit AOI margins and maximizing shareholder value.
•Net revenues to double to €300 billion by 2030 while sustaining double-digit AOI margins through the plan period;
•Generate more than €20 billion in Industrial free cash flows in 2030; and
•Target a 25-30 percent dividend payout ratio through 2025 and the repurchase of up to 5 percent of outstanding common shares.

Expected Merger Synergies
As a result of the merger, we expect that we will achieve significant synergies from the integration of the legacy businesses, in particular in the following four areas:
•Technology, Platforms and Products. The sharing and convergence of platforms, modules and systems, along with the optimization of R&D investments, manufacturing processes and tooling, are expected to create significant efficiencies;
•Purchasing. Procurement savings are expected to result from leveraging the Company’s enlarged scale and combined product development processes, leading to lower product costs, improved price alignment and broader access to suppliers;
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
For the year ended December 31, 2022, the Company has achieved €7.1 billion of net cash synergies compared to €3.2 billion for the year ended December 31, 2021 exceeding the €5 billion annual steady state target more than two years earlier than planned at the time of the merger.

Overview of Our Business
Stellantis’ activities during the year ended December 31, 2022, were carried out through the following six reportable segments:
(i)North America: Stellantis’ operations to manufacture, distribute and sell vehicles in the United States, Canada and Mexico, primarily under the Jeep, Ram, Dodge, Chrysler, Fiat and Alfa Romeo brands. Manufacturing plants are located in: US, Canada and Mexico;
(ii)Enlarged Europe: Stellantis’ operations to manufacture, distribute and sell vehicles in Europe (which includes the 27 members of the European Union, the United Kingdom and the members of the European Free Trade Association). Primarily under Peugeot, Citroën, Opel/Vauxhall, DS and Fiat brands. Manufacturing plants are located in: France, Italy, Spain, Germany, United Kingdom (“UK”), Poland, Portugal, Serbia and Slovakia;
(iii)Middle East & Africa: Stellantis’ operations to manufacture, distribute and sell vehicles primarily in Turkey, Egypt and Morocco under the Peugeot, Citroën, Opel, Fiat and Jeep brands. Manufacturing plants are located in Morocco and in Turkey, through our joint venture with Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”);
(iv)South America: Stellantis’ operations to manufacture, distribute and sell vehicles in South and Central America, primarily under the Fiat, Jeep, Peugeot and Citroën brands, with the largest focus of its business in Brazil and Argentina. Manufacturing plants are located in the main markets of: Brazil and Argentina;
(v)China, India & Asia Pacific: Stellantis’ operations to manufacture, distribute and sell vehicles in the Asia Pacific region (mostly in China, Japan, India, Australia and South Korea) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Peugeot, Citroën, Fiat, DS and Alfa Romeo brands. Manufacturing plants are located in China, India and Malaysia, through our joint ventures with GAC Fiat Chrysler Automobiles Co (“GAC-Stellantis JV”) until January 2022, Dongfeng Peugeot Citroën Automobiles (“DPCA JV”), India Fiat India Automobiles Private Limited (“FIAPL JV”) and our wholly owned subsidiary Stellantis Gurun (Malaysia); and
(vi)Maserati: Stellantis’ operations to design, engineer, develop, manufacture, distribute worldwide and sell luxury vehicles under the Maserati brand.
Stellantis also owns or holds interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities”, which primarily consists of the Company’s industrial automation systems design and production business, under the Comau brand name, and its cast iron and aluminum business, which produce cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads and engine blocks, under the Teksid brand name, mobility businesses through the brands Free2move and Share Now, circular economy whose business objectives are extending the life of vehicles and parts through return to the manufacturing process for new vehicles and parts, the Company's software and data businesses as well as the financial services activities of dealer and customer financing primarily in North America, Enlarged Europe, South America and China. Refer to “Sales Overview” included elsewhere in this report for additional information. Also included are our companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Company and management of central treasury activities. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for details on the sale of Teksid’s cast iron automotive components business in Mexico and U.S. and the GAC-Stellantis JV bankruptcy filing.
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
Design and Manufacturing
We sell vehicles in the SUV, passenger car, truck and LCV markets. Our SUV and CUV portfolio includes vehicles such as the Grand Wagoneer, Wagoneer, Jeep Grand Cherokee, all-new Jeep Meridian, all-new Alfa Romeo Tonale, Citroën C5 Aircross, Dodge Durango, DS 3 Crossback, all-new Maserati Grecale and Peugeot 3008. Our passenger car product portfolio includes vehicles such as the Opel and Vauxhall Mokka, Fiat New 500, Alfa Romeo Giulia, Chrysler 300, Dodge Charger, DS 9, Lancia Ypsilon, Maserati Quattroporte, Peugeot 308 and minivans such as the Chrysler Pacifica. We sell light duty and heavy duty pickup trucks such as the Ram 1500, Ram 2500/3500, the Fiat Strada, the significantly refreshed Fiat Toro, and chassis cabs such as the Ram 3500/4500/5500. Our LCVs include vans such as the Fiat Professional Doblò, Peugeot Partner, Citroën Berlingo, Opel/Vauxhall Combo and Ram ProMaster.
In 2022, Stellantis deployed the Stellantis Production Way (“SPW”) principles in its manufacturing operations. SPW is intended to achieve best in class performance as measured by health and safety, quality, throughput, cost and environmental metrics, through empowerment of employees, enhancement of employee skill-sets, the sharing of best practices and the improved and economical use of production assets.

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
With respect to product development, Stellantis’ recent research initiatives have been mainly concentrated in the areas of mobility electrification and clean energy, autonomous driving, and connectivity technologies. In 2022, Stellantis announced its Dare Forward 2030 strategic plan and confirmed its target for 100 percent of its passenger car sales mix in Europe and 50 percent of its passenger car and light duty truck sales mix in North America will be BEVs in 2030. As a result, its research and development activities have shifted to focus on electrification and related technologies, as well as autonomous technology and vehicle connectivity. Significant activity has also continued with a focus to reduce overall vehicle energy demand, fuel consumption and emissions based on traditional technologies. Recent fuel consumption and emissions reduction activities have primarily focused on propulsion system technologies, including engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels.
Strategic Initiatives
Modular Vehicle Platforms
In 2022, Stellantis continued development of its BEV platform strategy comprised of four platforms intended to meet BEV customer and market needs in the different vehicle segments. The four platforms are:
•STLA Small, with an estimated BEV range of up to 500 kilometers/300 miles, designed for ultra-compact cars;
•STLA Medium, with an estimated BEV range of up to 700 kilometers/440 miles, designed for compact to mid-size cars;

•STLA Large, with an estimated BEV range of up to 800 kilometers/500 miles, designed for mid-size to full-size vehicles; and
•STLA Frame, with an estimated BEV range of up to 800 kilometers/500 miles, designed for full-size SUV and pickup trucks.
Each platform is designed to have a high level of flexibility (length and width). The platforms will also share electrified components and be capable of adapting over time to evolutions in technology.
Full-Electric Propulsion Systems
Stellantis is developing new electric propulsion systems centered on flexibility, modularity and efficiency to be utilized on all four of the vehicle platforms. The strategy includes three families of electric drive modules (“EDM”) that combine the motor, gearbox and inverter, each designed to meet different performance needs.
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
Battery Cell Chemistry and Design
Development and research on battery technology is ongoing and it is planned that, by 2024, Stellantis vehicles will be supported by two main battery chemistries:
•Nickel-based (“NMC”) module configuration with an energy density of 300-700Wh/L; and
•Nickel cobalt-free alternative cell to pack configuration with an energy density of 400-500 Wh/L.
By design, the two chemistries are intended to be upgradeable, with the ability for potential future developments, such as cost reduction, range extensions and charging speed increases.
In 2022, Stellantis made a minority equity investment in Factorial Inc., a U.S.-based battery development company focused on the development, commercial production and deployment of solid-state battery technology that could offer up to 50 percent greater driving range than current lithium-ion technology.
Autonomous Driving Technology
In December 2022, Stellantis acquired aiMotive, a developer of advanced artificial intelligence and autonomous driving software. The aiMotive technology product portfolio is focused on four key areas within artificial intelligence and autonomous driving: embedded software stack for autonomous driving; artificial intelligence operations and data tooling; expertise and intellectual property for silicon microchips; and software simulation for development of autonomous driving.
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
A collaboration with Aptiv on the development of a Level 2+ (hands-off the wheel, eyes-on road) autonomous driving system began in 2018. Testing on a fleet of vehicles with this capability has been completed and a launch is planned for 2023.
A team of Stellantis and BMW engineers are working to develop an SAE Level 3 (hands-off the wheel, eyes-off the road) capable autonomous driving platform which is intended to have the ability to be updated through OTA upgrades. Prototype vehicles running early versions of the SAE Level 3 system have been running on public roads in Italy and the U.S., since 2020. A new generation of prototype vehicles having STLA AutoDrive, an updated SAE Level 3 system, will start testing in 2023.

Connectivity and Software
Stellantis’ development of the “STLA Brain” is underway, which will reduce the number of electronic control units per vehicle and enable technology enhancements and improvements. STLA Brain is a new electronic and software architecture targeted to launch across its four battery electric vehicle platforms. This service-oriented architecture is intended to be fully integrated with the cloud and connects electronic control units within the vehicle to the vehicle’s high-performance computers. The STLA Brain enables software developers to create and update features more quickly without having to update hardware. In addition, STLA Brain is intended to be OTA capable, which will reduce costs and simplify maintenance.
In 2021, Stellantis entered into the “Mobile Drive” joint venture with Hon Hai Technology Group (“Foxconn”) and began developing the “STLA SmartCockpit” solutions. The STLA SmartCockpit is intended to be layered on top of the STLA Brain to deliver AI-based applications such as navigation, voice assistance, e-commerce, and payment services. Stellantis entered into a partnership with Amazon in early 2022 to integrate software technology into the STLA SmartCockpit. The launch of STLA SmartCockpit technology is planned for end of 2024.
Hydrogen
Stellantis’ Hydrogen and Fuel Cells Center of Competence in Russelsheim, Germany is developing fuel cell electric vehicle technology. In the fuel cells, hydrogen is combined with air to produce electricity to drive an electric motor where the only exhaust emission is pure water vapor. As a result, the hydrogen fuel cell electric vehicles offer a combination of zero emissions, fast refueling and long driving range. In May 2021, Stellantis introduced its first hydrogen fuel cell-powered LCV, the Opel Vivaro-e HYDROGEN. In addition, Stellantis has entered into partnerships with two suppliers, Faurecia and Symbio, for development of the hydrogen storage system and the fuel cell system, respectively.
BEV Propulsion System Technologies
Jeep introduced its first-ever BEV, the all-new Jeep Avenger, at the 2022 Paris Motor Show. The Ram 1500 Revolution BEV Concept and Peugeot Inception Concept were unveiled at the CES 2023 in Las Vegas (Nevada) in January 2023. The Peugeot Inception Concept is based on the STLA Large platform and is powered by a 100kWh battery and two electronic motors, which provides a range of approximately 497 miles and almost 680hp. The Ram Revolution Concept incorporates an efficient battery pack configuration and is powered by two EDMs, enabling the cabin to be moved forward, increasing the cabin space and configuration flexibility. Using 800-volt DC fast charging at up to 350kW, the Revolution Concept is able to add up to 100 miles of range in approximately 10 minutes.
Beginning in 2020, Stellantis launched seven full battery electric LCV’s in Europe, including the Peugeot e-Partner, e-Boxer and e-Expert. As of December 31, 2021, the full LCV portfolio under the Peugeot and Opel brands were offered in BEV versions.
In early 2020, as an alternative to public transport (bus, tramway, metro) and individual, two-wheeler means of transport such as bikes and scooters, Citroën launched the fully electric AMI, an ultra-compact two-seat vehicle, which has a battery that can recharge in three hours from a standard European electrical socket. A BEV variant of the Fiat 500, the Fiat New 500, launched in October 2020 and is manufactured for the European market at the Mirafiori plant in Turin, Italy. The Fiat New 500 is offered in electric ranges of 320 km and 180 km. The Fiat Ducato Electric was also unveiled in 2019 and launched in Europe in 2021.
Beginning in 2019, the full battery electric DS 3 Crossback E-Tense, Peugeot e-208 and e-2008, Opel Corsa-e and Mokka-e and Citroën Ë-C4 were sold in Europe. These models offer ranges of between 320 and 350 km based on Worldwide Harmonized Light Vehicle Testing Procedures (“WLTP”).
Hybrid Propulsion Technologies
In 2022, Stellantis broadened its hybrid Jeep offering with the launch of the Jeep Grand Cherokee 4xe in the North American market. Offering up to 48 km of all-electric range and up to 51 km of all-electric city range, the 2023 Grand Cherokee 4xe features a PHEV system that combines a 2.0 liter four-cylinder turbocharged engine with two electric motors, a high-voltage battery pack and a TorqueFlite eight-speed automatic transmission.

The Jeep hybrid lineup expanded for Model Year 2021 with the launch of the Jeep Wrangler 4xe for North America, Europe and China markets. In 2021, the DS9 E-Tense, Peugeot 508 PSE, Peugeot 308 Hybrid, DS4 E-Tense, Opel Vauxhall Astra Hybrid and Citroën C5 X Hybrid were also launched.
In 2020, the Jeep Renegade and Compass 4xe launched in the European market with a range of up to 50 km on full electric propulsion at zero emission. The electric units are integrated with the 1.3L turbo gasoline engine to increase efficiency and overall power with the simultaneous action of the internal combustion engine and the electric motor delivering up to 240 hp. Also in 2020, Maserati took its first step on its electrification path with the new Maserati Ghibli mild hybrid equipped with a 2.0L turbo with e-booster and 48-volt BSG.
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
Battery Technology
In 2022, Stellantis finalized a joint venture with Samsung SDI for the production of battery cells and modules for North America, targeted to begin production in Kokomo, Indiana (U.S.) in 2025 with initial annual production capacity of 23 GWh. In 2022, Stellantis and LG Energy Solution also announced a plan to invest $5 billion CAD in a joint venture for Canada’s first large scale lithium-ion battery production plant, which will be built in Windsor, Canada. The agreement between Stellantis and LG Energy Solution is subject to customary closing conditions.
In 2022, Stellantis also announced the expansion of its Automotive Research and Development Centre in Canada to, among other things, establish a battery lab intended to be a center for the development and validation of BEV and PHEV vehicle cells, modules and battery packs.
In 2020, Automotive Cell Company (“ACC”), a joint venture was formed with Total/Saft, for the development and manufacture of high-performance batteries for the automotive industry. A research and development center in Bordeaux and a pilot site in Nersac (France) were established by Automotive Cell Company to develop high-performance lithium-ion technologies for electric car batteries. Production by the joint venture is planned to be launched in Douvrin (France) in 2023. In May 2022, Mercedes-Benz AG joined ACC as its third partner.
ACC has also committed to gigafactories located in Kaiserslautern (Germany) and Termoli (Italy), in addition to the ACC facility in Dourvin (France). These three facilities are expected to combine for aggregate battery production capacity of 120 gigawatt hours (GWh) by 2030.
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
Stellantis continues to undertake development activities on systems integration to find technical solutions for vehicle energy demand. Internal combustion engines with 12v batteries are designed to be recharged by high efficiency alternators. The climate control systems on PHEV and BEVs are designed to integrate both the cabin and battery cooling systems with the adoption of fully electric air conditioning and advanced thermal management systems to control cabin temperatures.

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
Property, Plant and Equipment
As of December 31, 2022, Stellantis manufacturing facilities (including passenger vehicle and light commercial vehicle assembly, propulsion systems and components plants, and excluding joint ventures), are primarily located in Enlarged Europe (mainly in France, Germany, Italy, Spain and UK), North America (U.S., Canada and Mexico) and South America (Brazil and Argentina). Stellantis companies have also historically owned other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of Stellantis’ property, plant and equipment as of December 31, 2022 was €36.2 billion.
A number of Stellantis manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, were and are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2022, property, plant and equipment reported as pledged as collateral for loans amounted to approximately €1.4 billion, excluding Right-of-use assets (refer to Note 11, Property, plant and equipment).
Stellantis was not aware of any environmental issues that would materially affect the utilization of fixed assets. See Industrial Environmental Control.
Supply of Raw Materials, Parts and Components
Stellantis purchases a variety of components (including but not exclusively, mechanical, steel, electrical, electronic and plastic components as well as castings and tires), raw materials, supplies, utilities, logistics and other services from numerous suppliers. The purchase of raw materials, parts and components has historically accounted for 70-80 percent of total Cost of revenues. Of these purchases, approximately 15-20 percent relates to the cost of raw materials, including but not exclusively steel, rubber, aluminum, resin, copper, lead, precious metals (including platinum, palladium and rhodium) and battery materials (including lithium, manganese, nickel and cobalt).
Stellantis’ focus on quality improvement, cost reduction, product innovation and production flexibility requires the Company to rely upon suppliers with a focus on quality and the ability to provide cost reductions. Stellantis has valued relationships with suppliers, and works to establish closer ties with a significantly reduced number of suppliers by selecting those with a leading position in the relevant markets. In addition, Stellantis formed various partnerships this year in an effort to secure specific critical raw materials, including but not limited to, nickel, cobalt, lithium, manganese. Some supply agreements include take or pay conditions or investments in the supplier’s equity. Refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information.
Stellantis continued to experience production losses in 2022 as a result of unfilled semiconductor orders and shortages of certain key components. Stellantis also experienced a significant increase in the cost of raw materials which has partially been mitigated with merger synergies. Stellantis regularly sources some of its systems, components, parts, equipment and tooling from a single provider or limited number of providers. As with unfilled semiconductor orders in 2022, we are at risk of production delays and lost production should any supplier fail to deliver goods and services on time. In addition, although we have recently entered into several significant agreements with battery and raw material suppliers, as we implement our vehicle electrification strategy, our dependence on a significant supply of battery components and related raw materials will also increase. See also “Risk Factors - We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.” and “Risk Factors - The coronavirus (COVID-19) pandemic could continue to disrupt the manufacture and sale of our products and the provision of our services and adversely impact our business.”

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

Employees
At December 31, 2022, Stellantis had a total of 272,367 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries) and a 3.3 percent decrease from December 31, 2021, and a 8.9 percent decrease from December 31, 2020 on a Pro Forma basis. The following table provides a breakdown of employees as of December 31, 2022, 2021 and 2020 on a Pro Forma basis by geographical area. Figures at December 31, 2020 are the aggregation of former FCA and former PSA excluding Faurecia.

	At December 31,
	2022	2021	2020 Pro forma
North America	88,835	91,289	95,151
Enlarged Europe	142,681	150,807	158,277
Middle East & Africa	5,311	5,983	4,617
South America	28,968	29,352	35,851
China, India & Asia Pacific	6,572	4,164	4,983
Total	272,367	281,595	298,879
Stellantis employees are free to join any trade union, provided they do so in accordance with local laws and the rules of the related trade union. Local collective agreements are led by the regions and/or countries which take the global Company polices into account and reflect local particularities. As of December 31, 2022, approximately 88 percent of our employees were covered by collective bargaining agreements.
An active dialogue has been maintained in 2022 with various employee representation bodies existing at the national or transnational level. This is represented in Europe through the European Works Councils of PSA, Fiat and Opel and Vauxhall, in North America through the union, UAW and in Canada through the union, Unifor.
Trade Unions and Collective Bargaining
Stellantis’ social relations strategy is based on six commitments:
•Stellantis supports the principles of the United Nations Universal Declaration of Human Rights and the provision of a decent equitable work environment. We work towards providing competitive and living wages and have contracted with the Fair Wage network, an independent, recognized authority on fair and living wages;
•Stellantis is committed to comply with all applicable labor laws and regulations and aims to apply best practices in human resources management;
•Stellantis bases social dialogue on relationships with independent labor unions and employee representatives and seeks workplace cooperation;
•Stellantis’ objective is to negotiate collective bargaining agreements that are pragmatic, inclusive and protective of its employees;
•Stellantis fosters social dialogue with the workforce on a daily basis; and
•Stellantis monitors social indicators in its subsidiaries and globally discloses in a transparent manner to its stakeholders.
The Company endorses the International Labor Organization’s (“ILO”) declaration on fundamental principles and rights at work.
In 2022, approximately 582 collective agreements were in place worldwide.

Stellantis is committed to enacting a high-quality collective agreements strategy, based on a sound understanding of the Company, seeking out innovative solutions and demonstrating a capacity to reconcile the Company’s economic and social challenges. During 2022, these included:
•Official launch of a negotiation body to install a common unique European Works Council;
•In Germany, an agreement to merge the commercial operations into one Stellantis National Sales Company and to align the working conditions of its employees;
•In Poland, a new collective framework agreement for the new LCV plant; and
•Various agreements in Morocco, Argentina and Brazil.

Sales Overview
New vehicle sales represent sales of vehicles primarily by dealers and distributors, or, directly by us in some cases, to retail customers and fleet customers. Sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by joint ventures and third party contract manufacturers and distributed under our brands. Sales figures exclude sales of vehicles that we contract manufacture for other OEMs. While vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to Net revenues, Cost of revenues or other measures of financial performance in any given period, as such results were primarily driven by vehicle shipments to dealers and distributors or to retail and fleet customers. For a discussion of our shipments, see FINANCIAL OVERVIEW—Shipment Information. Sales and market shares for 2020 reported in the tables below are the aggregation of FCA and PSA while 2021 also includes FCA for the period from January 1 to January 16, prior to the merger. Figures in all tables represented in this section may not add due to rounding. Additionally, prior period figures have been updated to reflect current information provided by third party industry sources.
The following table shows new vehicle sales by geographic market for the periods presented:

	Years ended December 31,
	2022	2021	2020
	(millions of units)
North America	1.8	2.0	2.1
Enlarged Europe	2.6	3.1	3.1
Middle East & Africa	0.4	0.4	0.4
South America	0.8	0.8	0.6
China and India & Asia Pacific	0.2	0.2	0.2
Total Regions	5.8	6.6	6.3
Maserati	0.02	0.02	0.02
Total Worldwide	5.8	6.6	6.3
North America
North America Sales and Competition
The following table presents vehicle sales and estimated market share in the North America segment for the periods presented:

	Years ended December 31,
	2022(1)		2021(1)		2020(1)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	1,547	11.0%	1,777	11.5%	1,821	12.2%
Canada	169	11.4%	161	9.9%	179	11.6%
Mexico	74	6.6%	66	6.3%	59	6.0%
Total	1,791	10.7%	2,005	11.1%	2,058	11.8%
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers Automotive consultants, Mexico - INEGI (Government National Institute), U.S. - Ward's Automotive
Maserati excluded from volumes and market share

The following table presents estimated new vehicle market share information for Stellantis and our principal competitors in the U.S., our largest market in the North America segment:

	Years ended December 31,
U.S.	2022	2021	2020
Automaker	Percentage of industry
GM	16.1%	14.4%	17.1%
Toyota	15.0%	15.2%	14.3%
Ford	13.2%	12.4%	13.7%
Stellantis(1)	11.0%	11.5%	12.2%
Hyundai/Kia	10.4%	9.7%	8.2%
Honda	7.0%	9.5%	9.1%
Nissan	5.2%	6.4%	6.0%
Other	22.2%	21.0%	19.3%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Excluding Maserati
Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers Automotive consultants, Mexico - INEGI (Government National Institute), U.S. - Ward's Automotive

U.S. industry sales, including medium and heavy-duty vehicles, in addition to commercial vehicles, were down 1.3 million units in 2022 from 15.4 million units in 2021. Despite an increasing supply of semiconductor chips that affected 2021 sales growth, the industry sales decline in 2022 was due to headwinds driven by inflation, low consumer confidence, pricing actions and continuing supply chain and production challenges.
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
The decrease in our 2022 sales compared to 2021 resulted primarily from continuing production headwinds due to supply chain issues, pricing actions and headwinds driven by inflation. The Company did see pent-up demand for Jeep and Ram brand vehicles. Product highlights in 2022 include the Jeep Grand Cherokee 4xe and Jeep Wrangler 4xe electric plug-in models, in addition to strong demand for the Jeep Compass, Ram commercial vehicles, Dodge Charger, Chrysler Pacifica, and the Grand Wagoneer/Wagoneer.
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

North America Dealer and Customer Financing
In the North America segment, on November 1, 2021, Stellantis acquired First Investors Financial Services Group, which has been renamed Stellantis Financial Services US Corp (“Stellantis Financial Services U.S.”). Stellantis Financial Services U.S. will provide U.S. customers and dealers with a complete range of financing options in the near-to-medium term, including retail loans, leases, and floorplan financing. However, while Stellantis Financial Services U.S. grows, Stellantis also utilizes independent financial service providers, including Santander Consumer USA Inc. (“SCUSA”) to provide financing for dealers and retail customers in the U.S. In February 2013, FCA entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA will continue to provide a wide range of wholesale and retail financial services to dealers and retail customers in the U.S., under the Chrysler Capital brand name. In April 2022, the SCUSA Agreement was amended and extended through 2025, allowing SCUSA to serve a complementary role to Stellantis Financial Services U.S. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing subvention programs.
As of December 31, 2022, of the current approximately 2,600 Stellantis dealers in the U.S., SCUSA provided wholesale lines of credit to approximately 9 percent of the dealers while Ally provided 29 percent. For the 2022 sales year, approximately 80.4 percent of the retail vehicles sold to U.S. retail customers were financed or leased. Of those financed or leased retail sales, SCUSA, Ally, and Stellantis Financial Services U.S. (still in start-up phase) market share represented 30.5 percent, 13.4 percent, and 1.2 percent respectively.
In Mexico, we have a private label agreement with Banco Inbursa Group in order to provide dealer and retail customer financing programs.
Following the decision of Stellantis to regroup all financing activities in Mexico for all brands under the partnership with Inbursa, a share purchase agreement was signed in November 2021, by Banque PSA Finance (“BPF”) with Grupo Financiero Inbursa for the acquisition by the latter of the entire share capital of BPF Finance México S.A. de C.V., SOFOM. The sale was completed on December 14, 2022, following the obtaining of necessary authorization by the Mexican competent authorities.
Enlarged Europe
Enlarged Europe Sales and Competition
The following table presents Stellantis vehicle sales and market share in the Enlarged Europe segment for the periods presented:

	Years ended December 31,
	2022		2021		2020
Enlarged Europe	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
France	620	33.1%	749	35.8%	755	36.8%
Italy	535	36.3%	637	39.0%	609	39.7%
Germany	371	12.9%	417	14.4%	415	13.0%
UK	268	14.1%	315	15.7%	302	15.6%
Spain	213	22.9%	257	25.4%	259	25.6%
Other	539	14.0%	677	16.3%	696	17.1%
Europe(1)	2,547	19.7%	3,051	22.1%	3,036	22.0%
Other Europe(2)	22	2.0%	47	2.1%	35	1.6%
Total	2,570	18.3%	3,098	19.3%	3,071	19.2%
________________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta), Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”) and ANFAC Spain) and internal information
(2) Other Europe = Eurasia (Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Russia, Ukraine, Uzbekistan) and other Europe (Albania, Bosnia, Kosovo, Malta, Montenegro, North Macedonia and Serbia)
Maserati excluded from volumes and market share of the region

The following table summarizes new passenger vehicle market share information and our principal competitors in Europe, our largest market in the Enlarged Europe segment:

	Years ended December 31,
Europe(1) Passenger Cars	2022	2021	2020
Automaker	Percentage of industry
Volkswagen	23.0%	22.9%	23.7%
Stellantis(2)	19.7%	22.1%	22.0%
Renault	10.1%	10.2%	10.9%
Hyundai/Kia	8.2%	7.4%	6.1%
Toyota	6.8%	6.1%	5.4%
Daimler	6.5%	6.3%	7.1%
Ford	6.5%	6.5%	7.1%
BMW	6.3%	6.2%	6.2%
Other	12.9%	12.2%	11.4%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) 27 members of the European Union excluding Malta and including Iceland, Norway, Switzerland and UK
(2) Excluding Maserati
Estimated market share information is derived from third-party industry sources (e.g., Agence Nationale des Titres Sécurisés (“ANTS”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”) and ANFAC Spain) and internal information
In 2022, the automotive industry in the Europe 30 decreased by 6.2 percent as compared to 2021 due to supply constraints and the impact of the war in Ukraine.
The decrease of the Company's overall market share in 2022 in Europe 30 to 19.7 percent is primarily due to a 16.5 percent volume decrease. This is mainly due to a decrease of 17.6 percent in Peugeot, 20.9 percent in Fiat and 18.1 percent in Citroën. This is offset by marked increases in DS and Alfa Romeo.
Showing the unique strength of our product portfolio, the Company has 4 of the top 10 models based on sales in the Europe 30: Peugeot 208 at number 1, Fiat 500 at number 6, Opel/Vauxhall Corsa at number 7 and Citroën C3 at number 8.
In 2022, Stellantis reinforced its sales leadership in Passenger Cars (“PC”) and LCV being number 1 in France, Italy, Spain, Portugal, Belgium and Greece. We also consolidated our leadership in the LCV segment in Europe 30 with a market share of 30.6 percent.
Stellantis continues to accelerate towards electrification: we are the leader in LEV (PC and LCV) in France, Italy, Spain and Portugal.
In Enlarged Europe, our sales are largely weighted to passenger cars, with an estimated 65.0 percent of total vehicle sales in the small car segment (A and B segments) for 2022. This reflects the demand for smaller vehicles due to driving conditions prevalent in many European cities and stringent environmental regulations.
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
During 2021, Stellantis engaged in a transformation process by terminating its distribution contracts and at the same time consulting its networks on the future distribution model. This process was undertaken in anticipation of implementing new distribution schemes starting July 2023.

Enlarged Europe Dealer and Customer Financing
In the Enlarged Europe segment, dealer and retail customer financing is managed by FCA Bank, a 50 percent joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”) as for the former FCA brands (Abarth, Alfa Romeo, Dodge, Fiat, Jeep, Lancia, Chrysler, Maserati and Ram), and by BPF as for the former PSA brands (through two partnerships described below). FCA Bank operates in Europe, including the five major markets of Italy, France, Germany, Spain and the UK, and provides dealer and retail financing and, within selected countries, also rentals to support the former FCA vehicle brands. FCA Bank provides its services to the Maserati luxury brand, as well as certain other OEMs, including Ferrari. The joint venture with CACF was initially entered into in 2006 and was thereafter renewed with a term extended through December 31, 2024. BPF operates through two 50 percent joint ventures under the umbrella of two major partnerships in Europe, one with Group Santander Consumer Finance (“SCF”) for the Peugeot, Citroën and DS brands, and one with BNP Paribas Personal Finance (“BNPP PF”) for the Opel and Vauxhall brands. The partnership with SCF began in 2015 with an initial duration of 10 years and with BNPP PF in 2017 with an initial duration of 12 years.
On December 17, 2021, Stellantis announced the intention to reorganize its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with CACF, (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys, a subsidiary transferred at December 31, 2022, from FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF, and the activities of Free2Move Lease (“F2ML”), a business unit created within the former Groupe PSA and which aims to develop the business to business (“B2B”) long-term leasing activity. In addition, the joint ventures with BNPP PF and SCF are planned to be reorganized so the joint ventures with BNPP PF will operate financing activities in Germany, Austria and in the UK and joint ventures with SCF will operate financing activities in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities will cover all Stellantis brands. The binding agreements governing this reorganization were signed on March 31, 2022, between Stellantis and each of BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance and the proposed transactions are targeted to be completed during the first half of 2023, subject to regulatory approvals including from relevant authorities and market regulators.
Sales activities within certain Eastern European countries are supported by private label agreements with local banks covering both the wholesale and retail financing needs.

Middle East & Africa
Middle East & Africa Sales and Competition
The following table presents Stellantis vehicle sales and market share in the Middle East & Africa segment for the periods presented:

	Years ended December 31,
	2022		2021		2020
Middle East & Africa	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Turkey	250	31.9%	219	29.7%	248	32.1%
Morocco	34	20.8%	37	21.1%	27	20.3%
Gulf(1)	26	2.4%	33	3.2%	24	2.9%
Overseas France(2)	24	33.8%	23	31.6%	20	30.5%
Israel Zone(3)	22	8.1%	24	7.9%	18	8.0%
Egypt	18	16.5%	42	22.9%	33	25.2%
Other(4)	41	4.4%	33	3.3%	26	3.5%
Total	415	12.0%	411	11.8%	396	13.6%
____________________________________________________________________________________________________
(1) Includes: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
(2) Includes: French Guiana, Mayotte, Reunion, Martinique and Guadeloupe
(3) Includes: Israel and Palestine
(4) Without banned countries: Iran, Sudan and Syria
Estimated market share information is derived from third-party industry sources of MEA countries (e.g., AMIC (Egypt), ODD (Turkey), AMBG (Saudia Arabia, Qatar, United Arab Emirates, Yemen) AIVAM (Morocco)) and internal information
Maserati excluded from volumes and market share of the region
In 2022, the total industry volume of Middle East & Africa slightly decreased by 0.8 percent, despite growth in the Middle East and South Africa markets. Both the Egyptian and Algerian markets decreased by 42.0 percent and 23.9 percent, respectively, as a result of supply constraints and the sensitivity around the geopolitical environments. Despite these headwinds, the Company increased its sales volumes by 1.1 percent with 4.4 thousand more deliveries and market share gains in most of the major countries.
Overall market share of the region reached 12.0 percent, up by 20 basis points compared to 2021. The increase was primarily due to positive performance in Turkey, Overseas France, South Africa, Israel, Algeria and Tunisia. Despite being one of the main market brands in Egypt and Algeria, we were limited by supply availability during the year.
Commercial vehicle sales increased by 3.0 percent, up to 108 thousand units, or 15.1 percent market share. Stellantis secured its number two commercial vehicles position in the region.

The following table summarizes new passenger vehicle market share information and our principal competitors in the Middle East & Africa:

	Years ended December 31,
G5(1) Middle East & Africa Passenger Cars	2022	2021	2020
Automaker	Percentage of industry
Toyota	20.3%	18.9%	18.2%
Stellantis(2)	14.9%	15.2%	17.1%
Hyundai/Kia	13.9%	14.1%	12.8%
Renault	9.2%	9.2%	11.1%
Volkswagen	6.7%	8.1%	8.6%
Ford	4.7%	4.5%	6.0%
BMW	1.1%	1.1%	1.0%
Daimler	1.4%	1.2%	1.3%
Other	27.8%	27.6%	23.9%
Total	100%	100%	100.0%
________________________________________________________________________________________________________________________________________________
(1) G5: Turkey, Morocco, Israel zone, Gulf and Overseas France
Israel Zone: Israel and Palestine
Gulf: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
Overseas France: French Guiana, Mayotte, Reunion, Martinica and Guadeloupe
(2) Excluding Maserati
Estimated market share information is derived from third-party industry sources of MEA countries (e.g. AMIC (Egypt), ODD (Turkey), AMBG (Saudia Arabia, Qatar, United Arab Emirates, Yemen) AIVAM (Morocco)) and internal information
Middle East & Africa Distribution
In Turkey, Peugeot, Citroën, DS and Opel brands are distributed through a national sales company, consolidating operations for these four brands, whereas Fiat, Alfa Romeo and Jeep brands are distributed by a joint venture with Koc Automotiv Group, Tofas.
In Morocco, a national sales company is in charge of distributing Fiat, Alfa Romeo, and Jeep, while Peugeot, Citroën, DS and Opel Brands are managed by local importers.
In South Africa we also operate through a national sales company that distributes Peugeot, Citroën, Opel, Fiat, Jeep and Alfa Romeo.
In all other markets of the region, we distribute through agreements with local general distributors, with the regional offices of Stellantis located in Cairo and Dubai coordinating operations in Egypt and Middle East.
Middle East & Africa Dealer and Customer Financing
We operate in Turkey, where the activities related to the FCA brands, are carried out through a 100 percent owned subsidiary of our joint venture, Tofas that provides financial services mainly to retail customers, while the activities related to the PSA brands are carried out by a subsidiary of BPF, which markets a range of retail financing and insurance products in cooperation with a TEB Finansman AS, a subsidiary BNPP PF, and from November 2022, with Garanti Bank, a subsidiary of BBVA.
Finally, we operate vendor programs with bank partners in other markets to provide access to dealer and retail customer financing in those markets:
•In South Africa the Stellantis brands sales are supported by Wesbank (South Africa market) covering both wholesale and retail financing under the FCA Finance South Africa brand; and
•In Morocco by FCA Bank for the dealer financing activity (limited to the FCA brands) while sales to retail customers are supported by private label agreements with Wafasalaf.

South America
South America Sales and Competition
The following table presents our vehicle sales and market share in the South America segment for the periods presented:

	Years ended December 31,
	2022(1)		2021(1)		2020(1)
South America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	647	32.9%	636	32.0%	461	23.5%
Argentina	117	30.7%	103	29.1%	83	25.6%
Other South America	81	6.2%	73	6.1%	49	5.9%
Total	844	23.2%	812	22.9%	592	19.0%
 _______________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers
Maserati excluded from volumes and market share
The following table presents Stellantis vehicle market share information and our principal competitors in Brazil, our largest market in the South America segment:

Brazil	Years ended December 31,
	2022(1)	2021(1)	2020(1)
Automaker	Percentage of industry
Stellantis(2)	32.9%	32.0%	23.5%
GM	14.8%	12.2%	17.3%
Volkswagen	14.3%	15.9%	17.4%
Ford	1.1%	2.0%	7.2%
Other	36.9%	37.9%	34.6%
Total	100%	100%	100%
____________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use data provided by ANFAVEA (Associação Nacional dos Fabricantes de Veículos Automotores)
(2) Excluding Maserati
Automotive industry volumes within the countries in which the South America segment operates increased by 2.7 percent to 3.6 million vehicles (PC and LCV) in 2022 as compared to 2021, which was primarily driven by the unfilled semiconductor orders which limited vehicle production in 2021. Overall, there was a 0.8 percent decrease in the industry in Brazil, reflecting the unfilled semiconductor orders, which has affected the production capacity, and a 7.0 percent increase in the industry in Argentina, reflecting the gradual recovery of sales.
Stellantis’ market share in South America increased 30 basis points from 22.9 percent in 2021 to 23.2 percent in 2022, primarily reflecting market share growth in Brazil, with Fiat as the brand leader. In Brazil, overall market share increased 90 basis point to 32.9 percent in 2022 from 32.0 percent in 2021 while, in Argentina, overall market share increased 160 basis point to 30.7 percent in 2022 from 29.1 percent in 2021.

Our vehicle line-up in South America leverages the brand recognition of Fiat, as well as the relatively urban population of countries like Brazil, and offers vehicles in smaller segments, such as the Fiat Argo as well as the Fiat Mobi. Fiat also led the pickup truck market in Brazil, with the Fiat Strada and the Fiat Toro (both represent a total of 49.9 percent market share in the segment). Jeep achieved 7.0 percent of the total sales in Brazil and led the SUV segment with 20.0 percent of market share primarily based on the performance of the Jeep Renegade, the Jeep Compass and the Jeep Commander. Peugeot and Citroën are conquering new consumers and sales grew 41.5 percent and 37.6 percent, respectively compared to 2021.
South America Distribution
In South America, law in each country regulates retail vehicle distribution. In Brazil and Argentina, distribution is through dealers of each brand, although it is common for the same distributor to have several stores in order to offer different brands. In other countries, distribution is through multi-brands importers or dealers.
South America Dealer and Customer Financing
In the South America segment, we provide access to dealer and retail customer financing as well as rental products through 100 percent owned captive finance companies and also through strategic relationships with financial institutions.
We have three 100 percent owned captive finance companies in the South America segment that offer dealer and retail customer financing as well as rental services: Banco Fidis S.A. (“Banco Fidis”) and FCA Rental Locadora de Automoveis Ltda (commercially known as Flua) in Brazil and FCA Compañia Financiera S.A. in Argentina. We also have two 50 percent owned joint ventures that offer dealer and retail customer financing, PSA Finance Argentina Compañia Financiera S.A., with Banco Bilbao Vizcaya Argentaria S.A. owning the other 50 percent, and Banco PSA Finance Brasil S.A., with Banco Santander Brasil S.A. owning the other 50 percent.
In November 2022, two contracts were signed with Banco Santander Brasil S.A. to purchase its 50 percent shares of both Banco PSA Finance Brasil S.A., a finance company, and PSA Corretora de Seguros e Services Ltd., a company providing insurance services. Both of these contracts are 50/50 joint ventures with Banco Santander Brasil S.A. The closings of those two deals are expected to happen before the end of 2023. In addition, in Brazil we have two significant commercial partnerships with Banco Itaú and Bradesco to provide financing to retail customers purchasing our branded vehicles. Banco Itaú is a leading vehicle retail financing company in Brazil and our partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, which applied only to our retail customers purchasing Fiat branded vehicles, Banco Itaú has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. In July 2015, Fiat Chrysler Automoveis Brasil (“FCA Brasil”) and Banco Fidis signed a ten-year partnership contract with Bradesco, one of the leading Brazilian banks, through its affiliate Bradesco Financiamentos, whereby Bradesco Financiamentos finances retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil promotes Bradesco as FCA Brasil’s official financial partner. Banco Fidis is in charge of the commercial management of this partnership and receives commissions for this partnership agreement and for acting as banking agent, based on profitability and penetration.

China and India & Asia Pacific
China and India & Asia Pacific Sales and Competition
The following table presents our vehicle sales and market share in the China and India & Asia Pacific segment:

	Years ended December 31,
	2022(1)(5)		2021(1)(5)		2020(1)(5)
China and India & Asia Pacific	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)*	94	0.4%	124	0.6%	108	0.5%
Japan	34	1.0%	45	1.2%	41	1.1%
India(3)	20	0.5%	13	0.4%	5	0.2%
Australia	18	1.7%	18	1.8%	14	1.6%
Asean & General Distributors(4)	17	0.5%	13	0.5%	10	0.4%
South Korea	9	0.6%	13	0.9%	12	0.7%
New Zealand	4	2.5%	4	2.8%	3	2.6%
China and India & Asia Pacific major Markets	197	0.6%	230	0.7%	193	0.6%
Total	197	0.5%	230	0.6%	193	0.5%
________________________________________________________________________________________________________________________________________________
* Includes Hong Kong and Taiwan
(1) Estimated market share information is derived from third-party industry sources of China & Asia Pacific countries (e.g. CADA and CPCA (China PC Domestic), CATARC (China PC Import), FCAI (Australia), SIAM (India PC), JADA and JAIA (Japan), MIA (New Zeeland), IHS (Thailand), MAA (Malaysia)) and internal information
(2) Data include vehicles sold by our joint ventures in China for Stellantis brands
(3) India market share is based on wholesale volumes
(4) Asean & General Distributors (“AGD”) includes Bangladesh, Brunei, Cambodia, French Polynesia, Indonesia, Malaysia, Myanmar, Nepal, New Caledonia, Philippines, Singapore, Sri Lanka, Thailand and Vietnam
(5) Sales reflect retail deliveries. China and India & Asia Pacific industry reflects aggregate for major markets where the Company competes (China (PC), Japan (PC), India (PC), South Korea (PC and Pickups), Australia, New Zealand and AGD). Market share is based on retail/registrations except, as noted above, in India where market share is based on wholesale volumes
Maserati excluded from volumes and market share
The automotive industry in the India & Asia Pacific segment has shown a year-over-year growth, with industry sales increased by 7.4 percent to 13.6 million units in 2022 compared to 2021. The increase in demand was primarily driven by key markets: India with an increase of 23.0 percent due to new model launches from local OEMs lifting the market, AGD with an increase of 14.9 percent and in Australia an increase of 1.8 percent, as both markets started to recover from the semiconductor shortage. However, South Korea experienced a decrease of 2.9 percent and Japan a decrease of 6.2 percent, with both markets impacted negatively by unfilled semiconductor orders during the year. In 2022, 26.9 million vehicles (passengers cars and commercial vehicles) were sold in China, which represents a 2.1 percent year-over-year increase.
We sell a range of vehicles in the China and India & Asia Pacific segment, including small and compact cars, premium mid-size cars, utility vehicles and light commercial vehicles. Although our smallest segment by vehicle sales, China and India & Asia Pacific segment represents a significant growth opportunity and we are invested in building relationships with key partners in India to increase our manufacturing footprint and presence in the region. In the China and India & Asia Pacific segment we also distribute vehicles that are manufactured in the U.S. and Europe through our dealers and distributors.
China and India & Asia Pacific Distribution
In the key markets in the China and India & Asia Pacific segment (China, Australia, India, Japan, South Korea and AGD), we sell our vehicles through 100 percent owned subsidiaries or through our joint venture, DPCA JV to local independent dealers. On October 31, 2022, the two shareholders of the GAC-Stellantis JV have approved a resolution authorizing the JV to file for bankruptcy. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. The Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”) markets the vehicles produced by DPCA in China. We operate through national sales companies in Australia, Japan, India and South Korea. In AGD and smaller markets, we have agreements with general distributors.

China and India & Asia Pacific Dealer and Customer Financing
In China, we operate a 100 percent owned captive finance company, FCA Automotive Finance Co., Ltd, which supports our sales activities in China through dealer and retail customer financing. Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
In 2022, Stellantis and Dongfeng Motor Group (“Dongfeng”) agreed to reshape the relationships initially established through two joint finance companies, namely Dongfeng Peugeot Citroën Auto Finance Company Ltd (“DPCAFC”) and Dongfeng Peugeot Citroën Financial Leasing Co (“DPCFLC”), which provide the financing of the Dongfeng Peugeot and Dongfeng Citroën brands in China as well as leasing solutions. This resulted in the signature of two equity transfer agreements, one relating to the acquisition by Dongfeng of all of the equity shares held in DPCAFC by Stellantis and by DPCA JV, and one relating to the acquisition by Stellantis of all of the equity shares held in DPCFLC by Dongfeng. Following the signature of these two agreements, the acquisition by Dongfeng of the entire equity shares in DPCAFC occurred on December 15, 2022. The acquisition by Stellantis of Dongfeng’s equity shares held in DPCFLC is expected to close in the first half of 2023 after the necessary regulatory approvals.
Maserati
In 2022, Maserati launched the all-new Grecale SUV which is available in three versions (GT, Modena and Trofeo) and with a wide choice of propulsion systems, from conventional combustion to hybrid engines. In addition, Maserati revealed the spyder version of its MC20: Maserati MC20 Cielo, with a retractable hard top.
The following table shows the distribution of Maserati sales by geographic regions and as a percentage of total sales for each of the years ended December 31, 2022, 2021 and 2020:

	2022 Sales	As a percentage of 2022 sales	2021 Sales	As a percentage of 2021 sales	2020 Sales	As a percentage of 2020 sales
U.S./Mexico	6,945	29.7%	7,765	32.0%	5,258	30.6%
Europe top 4(1)	5,442	23.3%	3,434	14.1%	2,649	15.4%
China	4,680	20.0%	7,357	30.3%	4,602	26.8%
Japan	1,238	5.3%	1,080	4.5%	893	5.2%
Other countries	5,099	21.8%	4,633	19.1%	3,764	21.9%
Total	23,404	100%	24,269	100%	17,166	100%
________________________________________________________________________________________________________________________________________________
(1) Italy, United Kingdom, Germany and Switzerland
China includes Hong Kong
U.S. includes Mexico and Puerto Rico
In 2022, a total of 23.4 thousand Maserati vehicles were sold, slightly lower compared to 2021 as a result of sales performance in China mainly due to pandemic restrictions partially offset by significant increase in Europe and other key markets as a result of the Grecale launch.
FCA Bank provides access to dealer and retail customer financing for Maserati brand vehicles in Europe and our 100 percent owned captive finance company, FCA Automotive Finance Co. Ltd, provides dealer and retail financing in China. In the U.S., JPM Chase provides retail financing. In other regions, we rely on local agreements with financial services providers for the financing of Maserati brand vehicles to dealers and end customers.

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
Legal Proceedings
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida. On November 8, 2022, the Court granted summary judgement in FCA US’s favor against all claimants except those in Georgia and North Carolina. FCA US has moved to dismiss all remaining claims and decisions on those motions are pending.
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
In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. On June 3, 2022, FCA US announced that it had agreed to a settlement to resolve the DoJ, Criminal Division’s investigation as it relates to FCA US. The settlement, which received court approval, includes a guilty plea, a fine of approximately $96 million, and the forfeiture of approximately $204 million in gains. Prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we increased our accrual for this matter to approximately €266 million as of December 31, 2021, which is sufficient to cover the forfeiture and penalty imposed by the plea agreement. We remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
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
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. The Public Prosecutor of Frankfurt has also informed us that it is conducting a criminal investigation regarding the emissions of certain PSA diesel engines installed in approximately 1,000 PSA vehicles and 29,000 Mitsubishi vehicles sold in Germany. We continue to cooperate with these investigations.
We also face class actions and individual claims in several European countries. Several former FCA and PSA companies and our Dutch dealers have been served with two class actions filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. A class action alleging emissions non-compliance has also been filed in Portugal regarding former FCA vehicles and similar claims in the UK regarding former FCA and PSA vehicles are in a pre-litigation phase. We are also defending approximately 11,300 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany and approximately 150 in Austria.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company which has been paid by our Korean subsidiary. Our appeal of the MOE’s decision was rejected and we are no longer pursuing appeals other than in connection with calculation of the fine. Our Korean subsidiary has also paid an administrative fine, in an amount not material to the Company, imposed by the Korean Fair Trade Commission for a purported breach of the Act on Fair Labeling and Advertisement in connection with these vehicles.

In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,250 other FCA vehicles. The amount of the administrative fine is not material to the Company. We are waiting for the MOE to issue the final disposition on this matter. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters. In both cases, the authorities decided to not refer the matter to prosecutors, as they had found no evidence of wrongdoing by our Korean subsidiary.

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
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. Briefing on the motion to dismiss has been stayed pending decisions on motions to dismiss in two related cases in the U.S. District Court for the Eastern District of Michigan.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. The court granted our motion to dismiss one of the cases and that decision has been appealed by plaintiffs. Our motion to dismiss the other case remains pending.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. The court dismissed GM’s lawsuit with prejudice. GM subsequently appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit the court affirmed the dismissal of GM’s complaint. On January 9, 2023, GM filed a petition with the U.S. Supreme Court, seeking review of the Sixth Circuit’s decision.

Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint on December 23, 2021. On May 16, 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. On July 20, 2022, the court granted Stellantis N.V.’s motion for summary disposition, but on November 28, 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V..
Tigershark Engine
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company. The court granted final approval of the settlement in December 2022.

Environmental and Other Regulatory Matters
At Stellantis, we engineer, manufacture and sell our products and offer our services around the world, subject to requirements applicable to our products that relate to vehicle emissions, fuel economy, emission control software calibration and on-board diagnostics and vehicle safety, as well as those applicable to our manufacturing facilities that relate to stack emissions, the management of waste, water and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and the propulsion systems that power them must also comply with extensive regional, national and local laws and regulations (including those that regulate end-of-life vehicles (“ELVs”) and the chemical content of our parts). In addition, vehicle safety regulations are becoming increasingly strict.
We are subject to a range of global regulatory requirements affecting our facilities and products, and compliance with these requirements involves significant costs and risks. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance, although we may from time to time fail to meet a particular regulatory requirement. See “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate-Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results.” and “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate-We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers.”
Automotive Tailpipe Emissions
Numerous laws and regulations place limits on vehicle emissions, including standards on tailpipe exhaust emissions standards and evaporative emissions. These standards govern a category of emissions called “criteria emissions” that does not include greenhouse gases (“GHGs”). Related laws impose requirements on how vehicles’ emission control systems are designed to ensure emissions are controlled in normal, real driving conditions, as well as requirements to employ diagnostic software to identify and diagnose problems with emission control components, which if undiagnosed could lead to higher emissions. This diagnostic software is called an on-board diagnostic system (“OBD”).
All global jurisdictions require manufacturers to conduct vehicle testing to demonstrate compliance with these emissions limits for the useful life of a vehicle as a prerequisite to obtaining emission compliance certification before any vehicle can be sold.
These requirements become more challenging each year, especially in light of increased global scrutiny of diesel emission control systems and we expect these emissions and certification requirements will continue to become even more rigorous worldwide.
North America Region
The U.S. Environmental Protection Agency (“EPA”) has established federal Tier 3 emissions standards, and federal law allows the CARB to also establish its Low Emission Vehicle (“LEV”) III emission standards. CARB is now in the process of adopting Advanced Clean Car II Regulations (“ACC II”), which will establish revised standards for new 2026 and subsequent model year California light-duty vehicles.
EPA and CARB both review manufacturers’ emission control software design as part of their emission certification evaluation, whereas EPA has delegated the administration of OBD software requirements to CARB.
In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California qualify as zero emission vehicles, such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. ACC II will require that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year. Federal law further allows other states to adopt CARB’s criteria emission, GHG and ZEV standards. Other states have adopted or are in the process of adopting CARB standards.

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
Enlarged Europe Region
In Europe, emissions are regulated by the European Union (“EU”) and the United Nations Economic Commission for Europe (“UNECE”). The EC imposes standardized emission control requirements on vehicles sold in all 27 EU member states, while non-EU countries bound by the “1958 UN Agreement” (an agreement concerning the adoption of uniform technical prescriptions for wheeled vehicles, equipment and parts which can be fitted or used on wheeled vehicles and the conditions for reciprocal recognition of approvals granted on the basis of these prescriptions) apply regulations under the UNECE framework. EU Member States can provide tax incentives/contributions for the purchase of vehicles that are rated as zero emission vehicles (such as BEVs) or for vehicles that meet emission standards earlier than the compliance date. Vehicles must meet emission requirements and receive specific approval from an appropriate Member State authority before they can be sold in any EU Member State, and these regulatory requirements include random testing of newly assembled vehicles and market surveillance testing of vehicles in the field for emission compliance.
Euro 6 emission levels are currently in effect for all passenger cars and light commercial vehicles which required additional technologies and increased the cost of diesel engines compared to prior Euro 5 standards. These new technologies have put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EU and are effective for all new passenger cars and light commercial vehicles. In addition to WLTP, the new real driving emissions (“RDE”) test procedure to directly assess the regulated emissions of light duty vehicles under real driving conditions is effective. More stringent test requirements related to RDE, as well as requirements relating to On-board Fuel and/or Energy Consumption Monitoring Device for Fuel Consumption Monitoring, is effective for all new passenger cars registered after January 1, 2021 and all new light commercial vehicles registered after January 1, 2022.
For a discussion of inquiries from relevant governmental agencies in the European Union, see Note 26, Guarantees granted, commitments and contingent liabilities within the Consolidated Financial Statements included elsewhere in this report. See also “Risk Factors-Risks Related to the Legal and Regulatory Environment in which we Operate-We remain subject to diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, as well as other claims and lawsuits which may lead to further enforcement actions, penalties or damage awards and may also adversely affect our reputation with consumers”
South America Region
Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow the European procedures, standards and onboard diagnostic requirements described above. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment and have been in place since 1988 for passenger cars and light commercial vehicles (PROCONVE). The current phase of regulations (PROCONVE L7) set new fuel efficiency and safety standards from January 2022 and a next step (PROCONVE L8) will come into effect in January 2025 with fleet target limits (US BIN methodology) and RDE limits. Argentina has implemented regulations that mirror the EU Euro 5 standards for all new vehicles. In Chile, implementation of Euro 6 standards occurred in 2022 for new homologations and will go into effect in 2023 for all licensed vehicles.

China and India & Asia Pacific Region
China 6 standards were released in 2016 and were applied nationwide, beginning in January 2021, with China 6a thresholds and will be updated by July 2023 with China 6b thresholds. China 6a and 6b have more stringent tailpipe emissions thresholds than Euro 6, implement OBD requirements similar to U.S. OBD II and evaporative emission control requirements, and add RDE and U.S. onboard refueling vapor recovery requirements. Prior to July 2023, RDE is required for monitoring only and the emission durability mileage is set at 160,000 kilometers. Beginning July 2023, RDE conformity factor 2.1 will be implemented and emission durability mileage will be extended to 200,000 kilometers. Some regions within China implemented China 6b in 2019 such as Shanghai, Guangzhou, Shenzhen, Yangtze River Delta, Pearl River Delta, Chengdu, Chongqing and Tianjin. Beijing implemented China 6b at the beginning of 2020.
South Korea implemented regulations that are similar to California’s LEV III regulations beginning in 2016 and became fully required in 2019 for all gasoline vehicles. Diesel vehicles are required to meet Euro 6 EU emissions requirements. Japan adopted the WLTP without Extra High phase in 2018 for new models and for all models beginning January 2021. WLTP is a global harmonized standard for regulating GHG emissions, non-GHG pollutants, and fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids.
India implemented nationwide Bharat Stage VI (“BSVI”) Emission norms (equivalent to Euro 6) in April 2020. Stage 2 of BSVI norms (with more stringent OBD limits, RDE and an in-use performance ratio) will be implemented beginning April 2023. The conformity Factor (“CF”) for RDE has not been confirmed but a two-stage implementation for RDE CF (Stage 1 in April 2023 and Stage 2 in April 2024) is under discussion. Currently E5 fuel is the reference fuel for BSVI, and there is a plan to change the fuel to E20 in April 2025.
In addition, Australia is developing a revised Regulatory Impact Statement to introduce mandatory Euro 6 standards beginning in 2027 while Euro 5 standards are expected to remain in force until that time.
Automotive Fuel Economy and Greenhouse Gas Emissions
North America Region
In the U.S., since the enactment of the 1975 Energy Policy and Conservation Act, the National Highway Traffic Safety Administration (“NHTSA”) has enforced minimum CAFE for fleets of new passenger cars and light-duty trucks sold in the U.S. for each model year. CAFE standards apply to all domestic and imported passenger car and light-duty truck fleets and currently target year-over-year increases in fuel economy. The requirement is scaled based on vehicle footprint size. The CAFE standards require that passenger cars imported into the U.S. from outside of North America are averaged separately from those manufactured within North America, and domestic cars and light duty trucks are also considered separately.
In 2012, EPA promulgated its first GHG rule under the federal Clean Air Act, which required manufacturers to comply with a similar footprint-based GHG standard, the stringency of which increases year-over-year through 2025. The GHG rule does not require separate domestic passenger car compliance reporting but, like the CAFE program, light trucks are reported separately from passenger cars.
In September 2019, EPA and NHTSA issued the first two parts of a new rule, which the agencies called the Safer Affordable Fuel Efficient Vehicle Rule (the “SAFE Rule”).
In April 2020, EPA and NHTSA issued SAFE Part 2, which established new GHG and CAFE standards.
In August and September 2021, EPA and NHTSA published proposed GHG and fuel economy regulations, respectively. These regulations impose GHG and fuel economy standards that are stricter than the SAFE 2 Rule’s standards. EPA published its final GHG regulation in December 2021, which includes stricter standards for model years 2023 through 2026. Similarly, NHTSA published its final fuel economy regulation in April 2022, which increased stringency for model years 2024 through 2026. In addition, EPA reinstated California’s legal right to have and enforce its GHG and ZEV programs in March 2022. For more information, please refer to “RISK MANAGEMENT - Risk Factors - Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance, result in additional liabilities and negatively affect our operations and results.”

In April 2022, NHTSA published a final rule repealing an interim final rule issued in January 2021 and reverting to the December 2016 final rule which, beginning with the 2019 Model Year, increased the CAFE civil penalty rate from $5.00 to $14.00 for every tenth of a mile per gallon the new vehicles fall short of required fuel economy standards. This amount is multiplied by the number of noncomplying vehicles sold. NHTSA is expected to continue to make mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. For more information, refer to Note 26, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report.
On March 9, 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, GHG emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states and the District of Columbia (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.
 Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.
For heavy duty vehicles (>8,500 pound gross vehicle weight rating), the U.S. GHG and fuel consumption standard is utility based (payload and towing) and is increasing in stringency through 2027.
The Canadian and Mexican markets have adopted GHG standards derived from the U.S. government’s footprint-based structure and generally align with its technology-adoption compliance approach.
In 2012, Mexico adopted a fleet average target for CO2 per kilometer. The annual target is based on the footprint of each vehicle and since 2012 the stringency of the annual target has increased annually and will do so until 2025, when it will reach 85-116.7 grams of CO2 per kilometer. The Mexican government has also made available CO2 credits for the use of efficient technologies, including electric vehicles, off-cycle technologies and efficient air conditioning systems.
Enlarged Europe Region
Each automobile manufacturer must meet a specific registrations-weighted fleet average target for CO2 emissions. This regulation sets an industry fleet average target of 95 grams of CO2 per kilometer starting in 2020 for passenger cars (130g/km until 2019). In order to promote the sale of ultra-efficient vehicles, automobile manufacturers that have registered vehicles emitting less than 50 grams of CO2 per kilometer earned additional CO2 credits from 2020 to 2022. Furthermore, automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-world fuel economy but may not show results in the test cycles, such as solar panels or LED lighting, may gain an average credit for the manufacturer's fleet of up to seven grams of CO2 per kilometer.
The EU has also adopted standards for regulating CO2 emissions from LCVs. This regulation set an industry fleet average target of 147 grams of CO2 per kilometer for LCVs.
In April 2019, the Regulation (EU) 2019/631 which sets new CO2 emissions targets starting from 2025 and 2030 was adopted and requires a 15 percent reduction from 2021 levels in 2025 (both passenger cars and LCV), a 37.5 percent reduction for passenger cars and a 31 percent reduction for LCV in 2030 from 2021 levels.
WLTP entered into force in September 2018 for all registered passenger cars and in September 2019 for all registered LCVs. WLTP is intended to provide CO2 emissions and fuel consumption values that are more representative of real driving conditions.

The quantity of CO2 emissions in 2023 will be affected not only by market evolution (such as the expected reduction of diesel market share), but also by the continued commercialization of low-emission and electrified vehicles.
Other countries in Enlarged Europe region outside of the EU perimeter, such as Switzerland, have introduced specific regulations aimed to reduce vehicle CO2 emissions or fuel consumption. The United Kingdom is continuing to follow the EU GHG policy for cars and LCVs post-Brexit, but changes are currently under discussion that might diverge from that regulation in the future.
South America Region
In December 2018, the first regulations related to the Rota 2030 Program were enacted in Brazil. Rota 2030 is a long-term program (three cycles of five years each) that replaced the Inovar Auto Program and establishes mandatory requirements for vehicle commercialization in Brazil: (a) adhesion to Vehicle Labeling Program; (b) commitment to achieve a minimum level of energy efficiency; and (c) commitment to achieve a minimum level of structural performance and driver assistance technologies. The regulation for the next phase of Energy Efficiency (CO2 /fuel efficiency) beginning in 2022 incorporates three fleets split into passenger, large SUV and light commercial vehicle categories. Among other things, the rule rewards the improvement of sugar cane ethanol combustion efficiency and also recognizes and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycles.
In Argentina, although there is no current mandatory greenhouse gas requirement, the government is in the process of implementing a comparative labeling based on the European statements (NEDC cycle) and legal text was published at the end of 2021 and implemented in 2022.
In Chile, a federal law was published to establish an energy efficiency program. The technical rules and targets were defined in February 2022 and must target implementation in February 2024 for light vehicles.
China Region
Beginning in 2021, China adopted WLTP for conventional and plug-in hybrid electric vehicles (“PHEVs”) and a unique Chinese test cycle is applied to battery electric vehicles in the same year. The 2021-2025 Phase V Corporate Average Fuel Consumption (“CAFC”) rules were released in 2019 by the Chinese government with increasing stringency reaching a target of 4.6 liters per 100 kilometers by 2025. The dual credit management rule for 2021-2023 was released in 2020, and the 2024-2025 CAFC and New Energy Vehicle (“NEV”) Credits are expected to be issued at a later date.
NEVs consist of PHEVs, BEVs, and fuel cell vehicles, which generate positive NEV credits, improve CAFC performance and provide a volume multiplier in the CAFC calculation, subject to meeting certain criteria. Currently, off-cycle credit flexibilities in China are available in the areas of high efficiency air conditioning and regenerative braking technologies, subject to meeting certain standards.
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

South Korea implemented a phase II of CAFE/CO2 standards beginning in 2016. Phase III, with more stringent targets, became effective in January 2021. Japan implemented a new fuel economy standard in 2020 that switched from vehicle weight class average to corporate average fuel economy. In Australia, although there is no mandatory GHG standard, the Federal Chamber of Automotive Industries member companies implemented a voluntary CO2 target for light vehicles starting in 2020. A new regulatory framework for CAFE/CO2 standards is expected to be published in 2023 and to be equally or more stringent than EU new car CO2 standards.
Management of end-of-life products
In European markets, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC) (the “EU ELV Directive”), all vehicle manufacturers are required to set up a take-back network with professional dismantling partners to collect the vehicles from their last owners or holders when such vehicles have reached the end of their lives, and recycle them to achieve a minimum recycling and recovery rate of 95 percent of the average weight vehicle. The EU is reviewing the EU ELV Directive for application beginning in 2024 to integrate the principles of eco-design and the obligations of recycled materials in new vehicles into the December 2015 circular economy directive by the European Commission. The EU has also initiated the revision of the European directive on batteries with a particular focus on automotive traction batteries.
In December 2022, France published a new ELV decree that aims to reduce illegal activity, take charge of abandoned ELVs, and offer a free service for collection of ELVs from the last owners residing in the French territories, including overseas. The Decree imposes the establishment either of an “Eco-Organism” (a collective non-profit system) on behalf of OEMs or a “Particular System” by each OEM to directly assume the collection and processing of all its ELVs. The OEMs have opted for implementation of the Particular System.
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
NHTSA has secured a voluntary commitment from manufacturers to equip future vehicles with automatic emergency braking (“AEB") systems. The commitment made these braking systems standard on virtually all light-duty cars and trucks with a gross vehicle weight of 8,500 pounds or less beginning September 1, 2022 and these systems will become standard on virtually all trucks with a gross vehicle weight between 8,501 pounds and 10,000 pounds beginning no later than September 1, 2025. In 2023, NHTSA is expected to propose a rule regarding the requirement and standardization of AEB systems.
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
NHTSA has also issued and updated non-binding guidelines for addressing cybersecurity issues in the design and manufacture of new motor vehicles, as well as guidance for the investigation and validation of cybersecurity measures.
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
A new FMVSS requiring artificial sound in electric and hybrid electric vehicles took effect for new motor vehicles built on or after March 1, 2021. The artificial sound is intended to provide persons with impaired vision an audible notice of the presence of a BEV or hybrid electric vehicle.
In January 2018, Mexico issued an amendment to the Consumers' Protection Law (“CPL”) regarding safety regulations based on U.S. standards. The CPL, among other things, includes a deadline for vehicle manufacturers to provide to the Federal Consumer Protection Agency (i) the launch date and a detailed description of every safety campaign applicable to vehicles sold in Mexico, (ii) mandatory recall campaigns, based on international agencies' investigations and guidelines, (iii) mandatory repurchase, repair or replacement (with a new vehicle model having the same characteristics) of vehicles that risk the consumer's safety, health or life or threatens the consumer's personal financial condition, and (iv) mandatory product withdrawal, when the Federal Consumer Protection Agency determines that the vehicle could risk the consumer's safety, health or life or affect the consumer's personal financial condition. The consumer may also be eligible for compensation related to a recall. The rules of the CPL became effective in December 2019.
Enlarged Europe
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or, in very limited cases and aspects, by individual Member States. In 2009, the EU established a uniform legal framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation known as the “General Safety Regulation” aimed at incorporating relevant United Nations standards. The incorporation of United Nations standards commenced in 2012, leading adoption of Regulation (EU) 2019/2144, repealing various previous European regulations (the “New GSR”). Implementation of the New GSR for new vehicles and vehicle types started in 2022. The New GSR will lead, through deadlines scheduled in 2024, 2026 and 2029, to the gradual implementation of a variable suite of passive and active safety technologies, depending on vehicle type and classification. The significant items for the most common vehicles include, other than the manufacturer’s certification for the cybersecurity features and related application on vehicles, mandatory features such as advanced emergency braking, intelligent speed assistance, emergency lane keeping, driver drowsiness and attention warning, advanced driver distraction warning, reversing detection, event data recorder, protection of pedestrians (including an extension of the pedestrian head protection area), cyclists and other vulnerable road users, and an expanded scope and addition of new test modes for front and side crash testing. Also included in the New GSR are the approvals of autonomous vehicle features, such as a driver availability monitoring system, automated lane keeping systems, systems to replace driver’s control and vehicle platooning.
The most recent development for homologation purposes concerning automated driving is Regulation EU 2022/1426 in August 2022, defining standards to be complied with by level 4 automated driving systems (driverless vehicles, e.g., shuttles, valet parking, robot taxi, where no driver expected). UN Regulation on “highway chauffeur”, setting new technical regulation on level 3 automated driving (hands off the steering wheel), will be included beginning in January 2023, in addition to “Traffic jam chauffeur”. The UN Regulation on Software Updates for already registered vehicles is also expected to be introduced in Europe and will require manufacturers to trace the link between each software update and the vehicle type approval and define the requirements for securing software updates. In addition, in-vehicle emergency call systems became mandatory for new type-approved vehicles in the EU, Israel and Turkey markets in 2018. In Russia, a similar in-vehicle emergency call system became mandatory in 2015.

Effective in September 2020, Regulation (EU) 2018/858 improved the current legal framework for EU type-approval and introduced new provisions on market surveillance. This new regime on market surveillance specifies the obligations of the economic operators in the automotive supply chain (manufacturers, manufacturer’s representatives, importers and distributors), the responsibilities of the enforcement authorities in the Member States, and the measures to be taken when vehicles and related components on the market appear to be affected by non-conformities to type approval and/or serious safety or environmental risks.
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
China and India & Asia Pacific Regions
China, India and many countries in the Asia Pacific region, including Australia, Japan and South Korea have adopted their own new car assessment program and vehicle safety regulations. As UN ECE1958 agreement countries, Australia, Japan and South Korea accept UN ECE safety requirements and are harmonizing their regulations with UN ECE. The U.S.-Korea Free Trade Agreement allows for the sale in Korea of U.S. vehicles that are manufactured in the U.S.
Most of the Chinese vehicle safety regulations are equivalent to UN ECE, but China has unique electric vehicle safety regulations and has developed a roadmap of autonomous driving and connectivity regulations. China published the Regulation for Administration of Recall of Defective Vehicles effective in 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective in 2016. In 2019, State Administration for Market Regulation in China issued a notice requiring close supervision of defects reporting and recall of new energy vehicles. China issued rules on emission recalls effective in July 2021. Further, beginning in early 2021, various authorities have issued administrative rules on cybersecurity and the software update of vehicles.
India has implemented vehicle crash regulations effective in 2019 for all models and pedestrian protection regulations effective in 2020 for all models. Provision of important safety features such as airbag on driver side, vehicle rear parking alert system, safety belt reminder for driver and passenger side, speed alert system and manual override for door latches have been mandatory for all models beginning in June 2019. Further, fitment of airbag on passenger side was made mandatory effective December 2021. Rules for vehicle recalls were also implemented, effective April 2021, and brake and electronic stability control system regulations will be aligned to EU regulations, beginning in 2022 for all models.
In Korea, the amended Motor Vehicle Management Act (“MVMA”), which changed the overall recall procedures for automobiles, while also imposing heightened obligations on vehicle manufacturers, took effect in February 2021. The amended MVMA increased the upper limit of administrative surcharges imposed for delayed recalls, to an amount three times higher than the previous cap. In addition, under the amended MVMA, if a delayed recall causes harm to a person’s life, body or property, such person may file a claim for damages, including punitive damages of up to five times the amount of actual damages. Under the amended MVMA, vehicle manufacturers are also subject to increased administrative and criminal sanctions.
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

To best comply with these requirements, Stellantis imposes a self-governing environmental management system (“EMS”) on its operations, which are designed to prevent or reduce the environmental impact of our manufacturing activities, and conduct internal environmental audits at our facilities. This program formalizes our commitment to responsible environmental management of our manufacturing methods and processes. We have established a corporate requirement that all of our manufacturing facilities become certified under the EMS requirements set forth in the ISO 14001 standard (ISO is an international standard-setting organization). As of December 31, 2022, the majority of Stellantis manufacturing plants had an ISO 14001 certified EMS in place.
Workplace Health and Safety
Stellantis implemented a self-governing occupational health and safety management system (“OHSMS”) on its operations, which are designed to prevent or reduce the occupational injuries and incidents and conduct internal health and safety audits at our facilities. The goal of achieving zero accidents was formalized by internally-established OHSMS requirements. At December 31, 2022, 63 of Stellantis’ manufacturing plants were certified under the International Organization of Standardization’s global 45001 standard.
Applicability of Banking Law and Regulation to Financial Services
Several of our finance companies are regulated as financial institutions in the jurisdictions in which they operate.
In Italy, FCA Bank S.p.A., an equity method joint venture, is subject to European Central Bank (“ECB”) and Bank of Italy supervision. Within FCA Bank Group, FCA Bank G.m.b.H., an Austrian subsidiary, is subject to the supervision of the ECB and of local central banks. Certain other Stellantis subsidiaries are subject to the supervision of the local supervisory financial or banking authority: Banco Fidis S.A. is subject to Brazilian Central Bank supervision, FCA Compañia Financiera S.A., incorporated in Argentina, is subject to Argentinian Central Bank supervision and FCA Automotive Finance Co., Ltd, is subject to the supervision of the Chinese Banking and Insurance Regulatory Commission and People’s Bank of China.
In France, Banque PSA Finance S.A., a wholly owned consolidated entity, is subject to the supervision of the French local supervisory banking authority (ACPR), and Compagnie pour la Location de Véhicules S.A.(CLV), Crédipar, PSA Banque France S.A. and Opel Bank S.A. are subject to the supervision of ECB and the ACPR. In Germany, PSA Bank Deutschland GmbH is subject to the supervision of the ECB and the Federal Financial Supervisory Authority (BaFin). In Italy, Banca PSA Italia S.p.A. is subject to ECB and Bank of Italy supervision. In Spain, PSA Financial Services Spain EFC SA is subject to the supervision of the Bank of Spain. Banco PSA Finance Brasil S.A. is subject to Brazilian Central Bank supervision. Dongfeng Peugeot Citroën Financial Leasing is subject to the supervision of the Chinese Banking and Insurance Regulatory Commission and People’s Bank of China. With the exception of Banque PSA Finance S.A, all of the above entities are joint ventures accounted by equity method.
In the U.S., Stellantis Financial Services US Corp., a wholly owned consolidated entity, is a financial services company which conducts sales finance and consumer lending activities in the U.S. market under the supervision of the Consumer Financial Protection Bureau (“CFPB”) and various state regulatory agencies.
As a result of the regulation described above, these companies are, in certain circumstances, subject to requirements in a wide range of areas including solvency, capital, reporting, customer protection and account administration, among other matters.

FINANCIAL OVERVIEW
Management's Discussion and Analysis of the Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read together with the information included under “STELLANTIS OVERVIEW” and the Consolidated Financial Statements included elsewhere in this report. This discussion includes forward-looking statements and involves numerous risks and uncertainties relating to Stellantis, including, but not limited to, those described under “Cautionary Statements Concerning Forward Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward looking statements.
Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Company for the year ended December 31, 2020 on an IFRS and on a Pro Forma basis was previously included in the section “FINANCIAL OVERVIEW” in the 2021 Annual Report and Form 20-F, as filed with the SEC on February 25, 2021.
Trends, Uncertainties and Opportunities
The trends, uncertainties and opportunities facing Stellantis are summarized below:
Impact of Unfilled Semiconductor Orders. Our operations have been, and continue to be, affected by a significant semiconductor supply shortage as a result of unfilled orders that began in 2020, and increased chip delivery lead times, which has resulted in reduced vehicle production volumes, and increased costs to source available semiconductors. To the extent this unavailability of semiconductor chips as a result of unfilled orders continues or worsens, and we are unable to mitigate its effects, our ability to deliver planned quantities of our vehicles will continue to be adversely affected.
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
Revenues from service contracts and connectivity services are generally recognized over the contract period in proportion to the costs expected to be incurred based on the Company’s historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with these services are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized.
Logistics Challenges. Our overall vehicle shipment volumes were negatively impacted in 2022 by the continuing effects of logistics challenges in Europe. In particular, Europe is experiencing a continuing shortage of delivery drivers and specialized equipment to transport finished vehicles from production facilities to retailers or other points of sale. As a result, we experienced a significant increase in Company-owned inventory as of December 31, 2022 compared to December 31, 2021. We expect that this trend may continue in 2023.
Financing. Given that a large percentage of the vehicles we sell to dealers and retail customers worldwide are financed, the availability and cost of financing is a significant factor affecting our vehicle shipment volumes and Net revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. The low interest rate environment in recent years has had the effect of reducing the effective cost of vehicle ownership. In response to the inflationary surge in Europe, in the United Kingdom, in the U.S. and elsewhere, central banks have aggressively increased interest rates in 2022 and such increases are being reflected in rates across credit markets, including consumer credit. More expensive vehicle financing may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us.

Electrification. In March 2022, we announced our Dare Forward 2030 long-term strategy and confirmed our plans to make significant investments in electrification and set aggressive targets for future low emission vehicle sales, including global annual BEV sales of five million vehicles by 2030. Our ability to meet our targets and recoup our significant anticipated investments will be subject to several factors, including BEV market demand, charging network deployment and the availability of government incentives.
Product Development and Technology. A key driver of consumer demand, and therefore our performance, is the continued refresh, renewal and evolution of our vehicle portfolio, and we have announced commitments of significant capital and resources toward the introduction of new vehicle platforms and new software technologies. In order to realize a return on the significant investments we intend to make, and to achieve competitive operating margins, we will have to continue significant investment in new vehicle launches. We believe past efforts in developing common vehicle platforms and propulsion systems have accelerated the time-to-market for many of our vehicle launches and over time resulted in cost savings. We expect this positive trend to accelerate as a result of the merger and ongoing integration, as well as our announced plans to converge on four vehicle platforms for future vehicle launches. However, achieving the benefits of integration and particularly the convergence of platforms will require significant investments over the medium term.
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
In addition, against a backdrop of significant technological development, changing consumer patterns and new competitive forces, the cost of complying with tightening regulatory requirements could negatively impact our profitability. Vehicle models that are equipped with BEV or PHEV propulsion systems tend to have lower margins than those equipped with internal-combustion engines, with the significant costs of batteries largely accounting for this differential. Although battery prices are expected to gradually decline in the coming years and are partially offset in some cases by governmental subsidies and tax exemptions, we expect that in the near term the profitability of BEV or PHEV vehicles will continue to lag behind those equipped with internal-combustion engines.
Pricing. The automotive industry has historically experienced intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. Manufacturers have typically promoted products by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, and subsidized financing or leasing programs, leading to increased price pressure and sharpened competition within the industry. We plan to continue to use such incentives, as needed, to price vehicles competitively and to manage demand and support inventory management profitability.
Our ability to maintain or increase pricing has impacted, and will continue to impact, our results of operations and profitability. In 2022, our ability to maintain strong pricing across all of the regions where we operate, particularly in North America and Enlarged Europe, allowed us to offset significant inflationary, supply chain and logistics-related pressure.
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
Production costs may also be affected by fluctuations in raw material prices. For example, some of the batteries contained in our electric and hybrid models include rare raw materials, which are exposed to heightened shortage risks and potentially rising procurement costs. The cost of raw materials has historically comprised approximately 15-20 percent of our total purchases described above, while the remaining 80-85 percent of our total purchases is made of components, conversion of raw materials and overhead costs. In 2021, we experienced an increase in the cost of raw materials of approximately €2.2 billion and in 2022 we experienced a further increase of €6.7 billion. To the extent the cost of raw materials continues to increase as a result of inflationary pressures, and we are unable to mitigate its effects, our future profitability could be impacted.
We typically seek to manage production costs and minimize their volatility by using fixed price purchase contracts, commercial negotiations and technical efficiencies.

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
Several of the markets in which we operate are entering a challenging macroeconomic climate with recessions probable in the near term. Fuel prices, in addition, have been highly volatile following Russia’s invasion of Ukraine and volatility and price increases may continue. Consumers are facing challenging cost inflation, negative real wages and higher borrowing rates, which may translate into lower sales, particularly in the more profitable segments of our product mix.
Russia & Ukraine War. In response to the on-going Russia-Ukraine war, various governments around the world have applied economic, trade and financial sanctions against Russia.
In Russia, we have a joint venture assembly plant, accounted for as a joint operation, as well as national sales companies. In March 2022, the import and export of vehicles to and from Russia were suspended by Stellantis. In April 2022, operations at the joint venture assembly plant were suspended. In Ukraine, we have a national sales company.
Due to the sustained Russia-Ukraine conflict, the continued economic, trade and financial sanctions imposed by various governments around the world and continued uncertainty related to the future of our operations in Russia, we have recognized an impairment of our assets in Russia for €137 million in the six months ended December 31, 2022. The impairment charges are comprised of €43 million related to inventories, €47 million related to tax assets and €47 million related to other assets.
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
We expect that our plans to converge on four platforms for future vehicle launches will allow us to deploy electrification technologies and CO2 abating technologies across our range of brands and react quickly to changes in regulation. However, these costs and the costs incurred to meet other regulatory requirements may be difficult to pass through to customers, so the increased costs may affect our results of operations and profitability.

In addition, regulatory requirements in relation to GHG emissions from vehicles are increasingly stringent. For example, on March 9, 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, GHG emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states and the District of Columbia (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.
 Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.
 We did not meet the California GHG targets for model year 2021 and do not expect to meet the California GHG targets for model year 2022, as in planning both model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.
We are executing on several important steps to support our carryback strategy, including the allocation of significant capital to the development of electrified platforms for North American vehicles and the planned electrification of the Ram portfolio as well as agreements to secure battery production and related raw materials. Additionally, we expect to launch thirteen battery electric vehicles in the U.S. between 2023 and 2025. For more information regarding our electrification activities, refer to “STELLANTIS OVERVIEW- Overview of Our Business - Research and Development”. The success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for battery electric vehicles, all of which are inherently speculative. Moreover, the financial impact of our efforts to change the mix of vehicles we sell in California and the California Waiver States as we seek to comply are unclear but may be significant, and may have a material adverse impact on our financial position and results of operations in future years.
 We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB on terms that are not available us. We are currently evaluating the enforceability of the California GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards. If we were to challenge the retroactive or disparate application of the California GHG emissions standards, the direct and indirect costs of such challenge may be significant and there can be no assurance that it would be successful.
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by our subsidiaries in currencies other than their own functional currencies, which we refer to as the transaction impact. Given our presence in numerous countries outside the Eurozone, a strengthening of foreign currencies (in particular of the U.S. Dollar, given the size of our U.S. operations) against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in those countries of vehicles and components produced in Europe. Our 2022 results benefited from the strength of the U.S. Dollar, which has traded at historically high levels against the Euro. Additionally, a significant portion of our operating cash flow is expected to be generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro. Given the mix of our debt and liquidity, strengthening of the U.S. dollar against the Euro generally has provided a positive impact on our net cash position. The recent strength of the U.S. Dollar against the Euro may reverse in future periods, which could have a correspondingly negative impact on our financial results and net cash position.
In order to reduce the impacts of foreign exchange rates, we historically hedged a percentage of certain exposures. Refer to Note 31, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information.

Shipment Information
As discussed in STELLANTIS OVERVIEW—Overview of Our Business, our activities were carried out through six reportable segments: five regional reportable vehicle segments North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific and the Maserati global luxury brand segment. The following table sets forth vehicle shipment information by segment. Vehicle shipments are generally aligned with current period production which is driven by plans to meet consumer demand. Revenue is recognized when control of our vehicles, services or parts has been transferred and the Company’s performance obligations to customers has been satisfied. The Company has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors, fleet customers or directly to retail customers. Transfer of control, and therefore revenue recognition, generally correspond to the date when the vehicles or service parts were made available to the customer, or when the vehicles or service parts were released to the carrier responsible for transporting them to the customer. New vehicle sales with guaranteed residual value guarantees provided by the Company are recognized as revenue when control of the vehicle transferred to the customer, except in situations where the Company issued a put option for which there is a significant economic incentive to exercise. The Company also sold vehicles where, the contract included a put option whereby the customer could require the Company to repurchase the vehicles. For these types of arrangements, the Company assessed whether a significant economic incentive did not exist for the customer to exercise its put option, then revenue was recognized when control of the vehicle transferred to the fleet customer. Refer to Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for further details on our revenue recognition policy.
For a description of our dealers and distributors see STELLANTIS OVERVIEW—Sales Overview. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues were recorded in any given period.

	Years ended December 31,
(thousands of units)	2022	2021
North America	1,861	1,764
Enlarged Europe	2,626	2,847
Middle East & Africa	283	272
South America	859	811
China and India & Asia Pacific	127	118
Maserati	26	24
Total Consolidated shipments	5,782	5,836
Joint venture shipments	221	213
Total Combined shipments	6,003	6,049
For discussion of shipments for North America, Enlarged Europe, Middle East & Africa, South America, and China and India & Asia Pacific and Maserati for 2022 as compared to 2021 refer to Results by Segment below.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with IFRS as issued by the IASB, as well as IFRS as adopted by the European Union.
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
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
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

Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities, contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the year ended December 31, 2021, Pro Forma Industrial free cash flows include the Industrial free cash flows of FCA for the period January 1 - January 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.
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
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Company’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and Capital Resources —Industrial net financial position for further information.

Results of Operations
Company Results – 2022 compared to 2021
The following is a discussion of the Company’s results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021, on both an IFRS and pro forma basis (refer to UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION for additional information).

			Pro Forma
Years ended December 31,			Year ended December 31,
2022	2021	(€ million)	2021
€179,592	€149,419	Net revenues	€152,119
144,327	119,943	Cost of revenues	122,207
8,981	9,130	Selling, general and other costs	9,320
5,200	4,487	Research and development costs	4,560
72	(35)	Gains/(Losses) on disposal of investments	(35)
1,144	698	Restructuring costs	698
20,012	15,126	Operating income/(loss)	15,299
768	734	Net financial expenses/(income)	746
19,244	14,392	Profit/(loss) before taxes	14,553
2,729	1,911	Tax expense/(benefit)	1,939
264	737	Share of the profit/(loss) of equity method investees	740
16,779	13,218	Net profit/(loss) from continuing operations	13,354
—	990	Profit/(loss) from discontinued operations, net of tax	990
€16,779	€14,208	Net profit/(loss)	€14,344

		Net profit/(loss) attributable to:
€16,799	€14,200	Owners of the parent	€14,336
€(20)	€8	Non-controlling interests	€8

		Net profit/(loss) from continuing operations attributable to:
€16,799	€13,210	Owners of the parent	€13,346
€(20)	€8	Non-controlling interests	€8

		Net profit/(loss) from discontinued operations attributable to:
€—	€990	Owners of the parent	€990
€—	€—	Non-controlling interests	€—
Net revenues

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€179,592	€149,419	20.2%	Net revenues	€152,119	18.1%
For a discussion of Net revenues on an IFRS and pro forma basis for each of the six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific and Maserati) for 2022 as compared to 2021 see Results by Segment below.

Cost of revenues

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€144,327	€119,943	20.3%	Cost of revenues	€122,207	18.1%
80.4%	80.3%		Cost of revenues as % of Net revenues	80.3%
Cost of revenues includes purchases (including commodity and components costs), labor costs, depreciation, amortization, logistics cost, product warranty and recall campaign costs.
The increase in Cost of revenues in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to synergies for purchasing, manufacturing and supply chain activities more than offset by: (i) higher raw material costs (ii) product line mix in North America and South America (iii) higher volumes in North America (iv) higher energy and logistics costs (v) foreign currency translation differences mainly due to the fluctuations of the U.S. Dollar and Brazilian Real against the Euro and (vi) amounts that have been excluded from Adjusted operating income primarily related to an increase of €660 million in the provision related to Model Year 2019 - 2021 U.S. CAFE penalty rate adjustment and €951 million for extension of the Takata airbags recall campaign in Enlarged Europe, North America, Middle East & Africa and South America.
Selling, general and other costs

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€8,981	€9,130	(1.6)%	Selling, general and other costs	€9,320	(3.6)%
5.0%	6.1%		Selling, general and other costs as % of Net revenues	6.1%
The decrease in Selling, general and other costs in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to synergies and cost containment actions partially offset by foreign currency translation differences.
Research and development costs

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€3,233	€2,761	17.1%	Research and development expenditures expensed	€2,818	14.7%
1,889	1,575	19.9%	Amortization of capitalized development expenditures	1,591	18.7%
78	151	(48.3)%	Impairment and write-off of capitalized development expenditures	151	(48.3)%
€5,200	€4,487	15.9%	Total Research and development costs	€4,560	14.0%

			Pro Forma
Years ended December 31,			Year ended December 31,
2022	2021	(€ million)	2021
1.8%	1.8%	Research and development expenditures expensed as % of Net revenues	1.9%
1.1%	1.1%	Amortization of capitalized development expenditures as % of Net revenues	1.0%
—%	0.1%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%
2.9%	3.0%	Total Research and development costs as % of Net revenues	3.0%
The increase in Research and development expenditures expensed in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to increased early vehicle development spending as well as foreign currency translation.
The increase in Amortization of capitalized development expenditures in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to the launch of the all-new Wagoneer/Grand Wagoneer and all-new Jeep Grand Cherokee during 2021 and foreign currency translation.
The following table summarizes total Research and development expenditures for the years ended December 31, 2022 and 2021 and total Pro Forma research and development expenditures for the year ended December 31, 2021:

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€3,487	€2,976	17.2%	Capitalized development expenditures(1)	€3,055	14.1%
3,233	2,761	17.1%	Research and development expenditures expensed	2,818	14.7%
€6,720	€5,737	17.1%	Total Research and development expenditures	€5,873	14.4%
51.9%	51.9%		Capitalized development expenditures as % of Total Research and development expenditures	52.0%
3.7%	3.8%		Total Research and development expenditures as % of Net revenues	3.9%
________________________________________________________________________________________________________________________________________________
(1) Does not include capitalized borrowing costs of €102 million and €140 million for the years ended December 31, 2022 and 2021, respectively, and €140 million for the year ended December 31, 2021, on a pro forma basis, in accordance with IAS 23 - Borrowing costs (Revised)
The Company conducts research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of its vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with propulsion systems technologies. For further details of research and development costs, see Trends, Uncertainties and Opportunities—Product Development and Technology and Overview of Our Business - Research and Development.
The increase in total Research and development expenditures in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to increased early vehicle development spending as well as increased spending on development of electrified vehicles and foreign currency exchange rates.
Restructuring Costs

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€1,144	€698	63.9%	Restructuring costs	€698	63.9%
The increase in Restructuring costs in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to workforce reduction mainly in Enlarged Europe, North America and South America.

Net financial expenses/(income)

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€768	€734	4.6%	Net financial expenses/(income)	€746	2.9%
The increase in Net financial expenses in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 primarily reflects the cost of hedging and currency depreciation in Argentina, the application of hyperinflationary accounting for entities whose functional currency is the Turkish Lira, the increased interest expense on notes and the lower amount of borrowing costs capitalized, partially offset by the increased return on cash investments.

Tax expense/(benefit)

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€2,729	€1,911	42.8%	Tax expense/(benefit)	€1,939	40.7%
14.2%	13.3%	+90 bps	Effective tax rate	13.3%	+90 bps
The effective tax rate was 14.2 percent and 13.3 percent for the years ended December 31, 2022, and 2021, respectively. The increase of 90 bps was primarily related to a lower tax benefit for net recognition of Deferred tax assets, primarily in Enlarged Europe.

Share of the profit/(loss) of equity method investees

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€264	€737	(64.2)%	Share of the profit/(loss) of equity method investees	€740	(64.3)%
The decrease in Share of the profit of equity method investees in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to the impairment related to GAC-Stellantis JV for an amount of €297 million and an estimated loss of €133 million from the planned sale of FCA Bank to CACF in 2023. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report for additional information.
Net profit/(loss) from continuing operations

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€16,779	€13,218	26.9%	Net profit/(loss) from continuing operations	€13,354	25.6%
The increase in Net profit from continuing operations in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to higher operating performance particularly in North America, South America and Enlarged Europe which is partially offset by higher restructuring expenses and lower share of profit of equity method investees.

Profit/(loss) from discontinued operations, net of tax

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€—	€990	(100.0)%	Profit/(loss) from discontinued operations, net of tax	€990	(100.0)%
For the year ended December 31, 2021, Profit/(loss) from discontinued operations related to the results of Faurecia. Following the loss of control of Faurecia at the beginning of January 2021, a gain of €990 million has been recognized consisting of a gain of €515 million upon the classification of the investment in Faurecia as a financial asset and the subsequent remeasurement at fair value through profit and loss of €475 million. Refer to Note 3, Scope of consolidation, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Adjusted operating income

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€23,323	€17,827	30.8%	Adjusted operating income	€18,011	29.5%
13.0%	11.9%	+110 bps	Adjusted operating income margin (%)	11.8%	+120 bps
The following charts present Company’s Adjusted operating income walk by segment for 2022 compared to the corresponding period in 2021 Pro Forma:
For a discussion of Adjusted operating income and Pro Forma Adjusted operating income for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati) in 2022 as compared to Pro Forma 2021 see Results by Segment below.
The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

Year ended December 31,
(€ million)	2022
Net profit from continuing operations	€16,779
Tax expense	2,729
Net financial expenses	768
Share of the profit of equity method investees	(264)
Operating income	20,012
Adjustments:
Restructuring and other costs, net of reversals	1,144
Takata recall campaign	951
CAFE penalty rate	660
Change in estimate of non-contractual warranties	314
Impairment expense and supplier obligations	237
Patents litigation	134
Other	(129)
Total adjustments	3,311
Adjusted operating income	€23,323
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Pro Forma Adjusted operating income:

Year ended December 31,
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

Year ended December 31,
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
During the year ended December 31, 2022, Adjusted operating income excluded adjustments primarily related to:
•€1,144 million of restructuring costs, primarily related to workforce reductions mainly in Enlarged Europe, North America and South America;
•€951 million for an extension of Takata airbags recall campaign. Refer to Note 21, Provisions, within the Consolidated Financial Statements included elsewhere in this report for additional information;
•€660 million, resulting from an increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment;
•€314 million of further refinements in estimate for warranty costs incurred after the contractual warranty period;
•€237 million, primarily of impairment expense in Enlarged Europe, mainly related to Russia, as well as North America and South America;
•€134 million of provision related to litigation by certain patent owners related to the use of certain technologies in prior periods; and
•€129 million of Other, mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals.
During the year ended December 31, 2021, Pro Forma Adjusted operating income excluded adjustments primarily related to:
•€873 million of restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe;
•€732 million of change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provisions, within the Consolidated Financial Statements included elsewhere in this report for additional information;
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

Results by Segment – 2022 compared to 2021

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted operating income		Consolidated Shipments
	Years ended December 31,
	2022	2021	2022	2021	2022	2021
North America	€85,475	€67,715	€13,989	€11,103	1,861	1,764
Enlarged Europe	63,311	58,728	6,293	5,419	2,626	2,847
Middle East & Africa	6,453	5,165	1,078	554	283	272
South America	15,620	10,496	2,048	873	859	811
China and India & Asia Pacific	4,505	3,927	654	444	127	118
Maserati	2,320	2,003	201	116	26	24
Other activities	3,169	2,768	(495)	(713)	—	—
Unallocated items & eliminations(1)	(1,261)	(1,383)	(445)	31	—	—
Total	€179,592	€149,419	€23,323	€17,827	5,782	5,836
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation

	Pro Forma
(€ million, except shipments which are in thousands of units)	Net revenues	Adjusted operating income	Consolidated Shipments
	Year ended December 31, 2021
North America	€69,736	€11,356	1,820
Enlarged Europe	59,060	5,370	2,860
Middle East & Africa	5,201	545	273
South America	10,681	882	830
China and India & Asia Pacific	3,980	442	120
Maserati	2,021	103	24
Other activities	2,728	(718)	—
Unallocated items & eliminations(1)	(1,288)	31	—
Total	€152,119	€18,011	5,927
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
Refer to Note 29, Segment reporting included elsewhere in this report for additional detail on the Company’s reportable segments.
The following is a discussion of IFRS Net revenues and shipments and Adjusted operating income for each of our six reportable segments for the year ended December 31, 2022 as compared to IFRS and Pro Forma for the year ended December 31, 2021. We review changes in our results of operations with the following operational drivers:
•Operating environment
◦Industry & Market Mix: reflects changes in volumes of products sold to customers driven by industry volumes and market mix. Reflects also the gap between production and shipments (fixed manufacturing costs absorption).
•Performance
◦Vehicle Net Price & Content: reflects changes in net prices including discounts and incentives and related to new product content and option take rates. Includes also channel and trim mix;
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
◦R&D: includes research and development costs; and
◦FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to other partners, owned dealer network, royalties, the difference between shipments and sales, as well as foreign currency exchange translation, transaction and hedging.

North America

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs Pro Forma 2021
1,861	1,764	5.5%	Shipments (thousands of units)	1,820	2.3%
€85,475	€67,715	26.2%	Net revenues (€ million)	€69,736	22.6%
€13,989	€11,103	26.0%	Adjusted operating income (€ million)	€11,356	23.2%
16.4%	16.4%	0 bps	Adjusted operating income margin (%)	16.3%	+10 bps
Shipments
The increase in North America shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was mainly due to higher volumes of all-new Grand Wagoneer, Jeep Compass and Chrysler Pacifica, partially offset by lower volumes of Grand Cherokee and Ram pickups.
Net revenues
The increase in North America Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to strong net pricing, favorable vehicle mix and positive foreign exchange translation effects.
Adjusted operating income
The following chart reflects the change in North America Adjusted operating income by operational driver for 2022 as compared to the same period in 2021 Pro Forma:
________________________________________________________________________________________________________________________________________________
*Change in dealer stock +€2.3 billion

The increase in North America Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was primarily due to higher Net revenues and favorable foreign exchange translation effects, partially offset by increased raw materials, components and logistics costs.

Enlarged Europe

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs Pro Forma 2021
2,626	2,847	(7.8)%	Shipments (thousands of units)	2,860	(8.2)%
€63,311	€58,728	7.8%	Net revenues (€ million)	€59,060	7.2%
€6,293	€5,419	16.1%	Adjusted operating income (€ million)	€5,370	17.2%
9.9%	9.2%	+70 bps	Adjusted operating income margin (%)	9.1%	+80 bps

Shipments
The Enlarged Europe shipments decreased on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, with demand for all-new Peugeot 308, Fiat Panda, DS 4, Citroën C5 X and Alfa Romeo Tonale, more than offset by impact of unfilled semiconductor orders, logistics challenges and discontinuation of Peugeot 108 and Citroën C1 in 2022.
Net revenues
The Enlarged Europe Net revenues increased on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, mainly due to positive net pricing, favorable vehicle mix, driven by new models, BEVs and PHEVs, and lower volumes with buyback commitments, partially offset by reduced shipment volumes.
Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for 2022 as compared to the same period in 2021 Pro Forma:
________________________________________________________________________________________________________________________________________________
*Change in dealer stock +€1.0 billion
The increase in Enlarged Europe Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was primarily due to increased Net revenues, cost containment actions and elevated used car profitability, partially offset by higher raw materials, energy, components and logistics costs.

Middle East & Africa

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs Pro Forma 2021
426	387	10.1%	Combined shipments (thousands of units)	389	9.5%
283	272	4.0%	Consolidated shipments (thousands of units)	273	3.7%
€6,453	€5,165	24.9%	Net revenues (€ million)	€5,201	24.1%
€1,078	€554	94.6%	Adjusted operating income (€ million)	€545	97.8%
16.7%	10.7%	+600 bps	Adjusted operating income margin (%)	10.5%	+620 bps

Shipments
The increase in Middle East & Africa consolidated shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was mainly due to higher volumes of Opel Mokka, Corsa and Crossland X.
Net revenues
The increase in Middle East & Africa Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to strong net pricing, including pricing actions to offset Turkish lira devaluation, and improved market mix, partially offset by negative foreign exchange translation effects, mainly from Turkish lira.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver in 2022 compared to the same period in 2021 Pro Forma:
The increase in Middle East and Africa Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was mainly due to higher Net revenues and strong operating leverage, partially offset by negative foreign exchange transaction and translation effects.

South America

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs Pro Forma 2021
859	811	5.9%	Shipments (thousands of units)	830	3.5%
€15,620	€10,496	48.8%	Net revenues (€ million)	€10,681	46.2%
€2,048	€873	134.6%	Adjusted operating income (€ million)	€882	132.2%
13.1%	8.3%	+480 bps	Adjusted operating income margin (%)	8.3%	+480 bps
Shipments
The increase in South America shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to demand for all-new Fiat Pulse, Jeep Commander and Citroën C3, and higher Peugeot 208 volumes, partially offset by lower Jeep Renegade and Fiat Argo volumes and discontinuation of Fiat Uno.
Net revenues
The increase in South America Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was due to a combination of favorable net pricing, vehicle mix, volumes and foreign exchange translation effects, mainly Brazilian real.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for 2022 as compared to the same period in 2021 Pro Forma:
The increase in South America Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was primarily due to increased Net revenues and favorable foreign exchange translation, more than offsetting higher raw materials costs.

China and India & Asia Pacific

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs Pro Forma 2021
205	216	(5.1)%	Combined shipments (thousands of units)	219	(6.4)%
127	118	7.6%	Consolidated shipments (thousands of units)	120	5.8%
€4,505	€3,927	14.7%	Net revenues (€ million)	€3,980	13.2%
€654	€444	47.3%	Adjusted operating income (€ million)	€442	48.0%
14.5%	11.3%	+320 bps	Adjusted operating income margin (%)	11.1%	+340 bps
In China we manufactured and distributed various Jeep models through our 50 percent owned GAC-Stellantis JV. In January 2022, we announced a plan to increase our shareholding with GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan, Stellantis is cooperating with GAC Group in an orderly termination of the joint venture. On October 31, 2022, the shareholders of the GAC-Stellantis JV approved a resolution authorizing the JV to file for bankruptcy. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. We also locally manufacture vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China through the 50 percent owned DPCA JV, based in Wuhan. DPCS markets the vehicles produced by DPCA in China. Until June 2020, vehicles under the DS brand were manufactured and marketed in China through CAPSA, a 50 percent joint venture between PSA and the Changan group. After the sale of the joint venture by PSA and Changan to Shenzhen Baoneng Motor Co. Ltd. in June 2020, Shenzhen Baoneng Motor Co. Ltd. continues to manufacture DS vehicles for the Company.
The results of these joint ventures are accounted for using the equity method, with recognition of our share of the net result of the joint venture in the line item “Share of the profit of equity method investees” within the Consolidated Income Statement. We fully impaired the equity method investment in GAC-Stellantis JV at June 30, 2022. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for additional information.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation with FIAPL and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC-Stellantis JV and DPCA JV are not included in consolidated shipments and are only in combined shipments.
Shipments
The increase in China and India & Asia Pacific consolidated shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to the increased demand for Peugeot 3008.
Net revenues
The increase in China and India & Asia Pacific Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to positive net pricing, favorable foreign exchange translation effects and vehicle line mix.
Adjusted operating income
The increase in China and India & Asia Pacific Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was primarily driven by favorable net pricing and vehicle mix, primarily related to Jeep Grand Cherokee L, Jeep Meridian and Ram 1500, partially offset by unfavorable market mix.

Maserati

				Pro Forma
Years ended December 31,		Increase/(Decrease)		Year ended December 31,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs Pro Forma 2021
25.9	24.0	7.9%	Shipments (thousands of units)	24.2	7.0%
€2,320	€2,003	15.8%	Net revenues (€ million)	€2,021	14.8%
€201	€116	73.3%	Adjusted operating income (€ million)	€103	95.1%
8.7%	5.8%	+290 bps	Adjusted operating income margin (%)	5.1%	+360 bps
Shipments
The increase in Maserati shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to the all-new Grecale launch, partially offset by reduced Ghibli and Levante volumes particularly in China.
Net revenues
The increase in Maserati Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to higher volumes, positive model mix driven by MC20 and favorable foreign exchange both in U.S. Dollar and Chinese Renminbi.
Adjusted operating income
The increase in Maserati Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was mainly due to increased net pricing, positive vehicle mix, due to MC20 and all-new Grecale, and favorable foreign exchange transaction effects, partially offset by increased depreciation and amortization.

Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund the business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, other expenses and funding our captive financial services business. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products; (ii) principal and interest payments under our financial obligations; (iii) pension and employee benefit payments; (iv) capital injections to our joint ventures and M&A initiatives; and (v) funding our captive financial services business. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, including for electrification and autonomous driving, enhance manufacturing efficiency, improve capacity and for maintenance, and for regulatory and environmental compliance.
Our business and results of operations depended on our ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, as such, changes in our vehicle shipment volumes could have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on the Company’s cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on the Company’s cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues or components shortage and logistic constraints, tend to negatively affect the Company’s cash flow and liquidity. In addition, the timing of the Company’s collections of receivables for export shipments of vehicles, fleet sales, as well as sales of propulsion systems and pre-assembled parts of vehicles tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to transfer relevant risks to the factor and to accelerate collections, a change in vehicle shipment volumes could cause fluctuations in the Company’s working capital. The increased internationalization of our product portfolio could also affect our working capital requirements as there could be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital could be affected by the trend and seasonality of shipments of vehicles with a buy-back commitment.
Management believes that the funds currently available to Stellantis at the date of this report, in addition to those funds that would be generated from operating and financing activities, will enable the Company to meet its obligations and fund its businesses including funding planned investments and working capital needs, as well as fulfill the Company’s obligations to repay its debts in the ordinary course of business.
Fidis S.p.A., a 100 percent owned captive finance company, supports working capital needs in all regions at a Company level (including the Maserati segment), as well as selected suppliers, through the offering of receivable and payable financing activity (also known as factoring). In addition, Fidis S.p.A. provides financing to selected dealers in Italy.
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
Certain notes issued by the Company and its treasury subsidiaries include covenants which could be affected by circumstances related to certain subsidiaries. In particular there are cross-default clauses which could accelerate repayments in the event that such subsidiaries failed to pay certain of their debt obligations.
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
Available liquidity
The following table summarizes the Company’s Available liquidity:

	At December 31,
(€ million)	2022	2021
Cash, cash equivalents and financial securities(1)	€49,960	€51,128
Undrawn committed credit lines	12,680	12,810
Cash, cash equivalents and financial securities - included with Assets held for sale	65	—
Total Available liquidity(2)	€62,705	€63,938
of which: Available liquidity of the Industrial Activities	€61,316	€62,706
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €959 million cash and securities at December 31, 2022, and Russia, in which we have €121 million cash at December 31,2022), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €107 million at December 31, 2022 held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S.
Available liquidity of the Industrial Activities at December 31, 2022 decreased €1.4 billion from December 31, 2021 primarily due to the repayment of the €6.3 billion Intesa Sanpaolo credit facility, the payment of €3.4 billion of dividends, the €0.9 billion paid in the share repurchase transaction with GM and other financing activities flows for a net negative €1.7 billion, partially offset by the €10.8 billion industrial free cash flow of the period and positive foreign exchange translation effects.
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
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €49.9 billion of cash, cash equivalents and current securities available at December 31, 2022, €22.1 billion, or 44 percent (€29.7 billion, or 58 percent, at December 31, 2021), were denominated in Euro and €21.6 billion, or 43 percent (€15.5 billion or 30 percent at December 31, 2021), were denominated in U.S. Dollar.
At December 31, 2022, undrawn committed credit lines of €12.7 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes and is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, with each tranche benefiting from two further extension options, each of 1-year. In June 2022, the first 1-year extension option has been exercised. Current maturities are July 2025 and July 2027, respectively, for the two tranches.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.

Euro Medium Term Note Programme Notes
On April 1, 2022, the Company issued €1.0 billion principal amount of 2.750 percent notes due April 1, 2032, under the €30 billion Euro Medium Term Note Programme.
Other Notes
On September 12, 2022, Stellantis Finance U.S. issued US$0.6 billion 5.625 percent Senior Notes due January 12, 2028 and US$0.7 billion 6.375 percent Senior Notes due September 12, 2032, both guaranteed by Stellantis N.V..
At December 31, 2022, all of the notes were rated Baa2 by Moody’s Investors Service, BBB by S&P Global Ratings and BBB by Fitch Ratings.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Financial Services Facilities
Stellantis Financial Services U.S. activities are primarily funded through securitization programs which are settled through the collection of the portfolio of financing receivables originating from dealers or consumers. The amount outstanding under the securitization programs was €1.5 billion as of December 31, 2022.
In 2022, Stellantis Financial Services U.S. implemented two additional separate warehouse credit facilities. The first Stellantis Financial Services U.S. facility, Stellantis Financial Services Funding, was implemented on August 31, 2022 and matures on September 1, 2024. The €2.3 billion ($2.5 billion) commitment bears interest based on variable commercial paper rates plus a spread or one month term Secured Overnight Funding Rate (“SOFR”) plus a spread. The second Stellantis Financial Services U.S. facility, Stellantis Financial Services Funding II, was implemented on September 15, 2022 and matures on September 14, 2024. The €469 million ($500 million) commitment bears interest based on variable commercial paper rates plus a spread or one month term SOFR plus a spread. Stellantis Financial Services U.S. uses interest rate derivatives in order to reduce the interest risks of certain warehouse credit facilities.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
European Investment Bank Borrowings
In July 2022, Stellantis repaid at maturity a €420 million four-year loan granted in 2018 by the European Investment Bank (“EIB”) to support research and development (“R&D”) projects.
Intesa Sanpaolo Credit Facilities
On January 28, 2022, Stellantis repaid early the €6.3 billion credit facility entered in June 2020 with Intesa Sanpaolo was due to mature in March 2023. The facility was structured to support the restart and transformation of Italy’s automotive sector after the COVID-19 outbreak by providing liquidity to the Company’s business in Italy and to its Italian suppliers.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.

Cash Flows
The following table summarizes cash flows from operating, investing and financing activities for each of the years ended December 31, 2022, 2021 and 2020 and does not include the impact of any Pro Forma adjustments or results of former FCA prior to the merger. Refer to the Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020 and to Note 30, Explanatory notes to the Consolidated Statement of Cash Flows included elsewhere in this report for additional detail.

	Years ended December 31,
(€ million)	2022	2021	2020
Cash flows from operating activities - continuing operations	€19,959	€18,646	€5,105
Cash flows from operating activities - discontinued operations(1)	—	—	1,136
Cash flows from (used in) investing activities - continuing operations(2)	(10,531)	11,789	(2,540)
Cash flows (used in) investing activities - discontinued operations(1)	—	(3,115)	(1,359)
Cash flows from (used in) financing activities - continuing operations	(13,167)	(1,366)	2,025
Cash flows from financing activities - discontinued operations(1)	—	—	1,091
Effect of changes in exchange rates	608	764	(397)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(65)	18	—
Increase/(decrease) in cash and cash equivalents	(3,196)	26,736	5,061
Net cash and cash equivalents at beginning of the period	49,629	22,893	17,832
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€46,433	€49,629	€22,893
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report
(2) For the year ended December 31, 2021, Cash flow from (used) in investing activities includes the positive contribution of Cash and cash equivalents of FCA at the merger for €22,514 million

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in the Consolidated Statement of Cash Flows, to Industrial free cash flows for the years ended December 31, 2022 and 2021.

	Years ended December 31,
(€ million)	2022	2021
Cash flows from operating activities	€19,959	€18,646
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	19,959	18,646
Less: Operating activities not attributable to industrial activities	211	276
Less: Capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	8,938	10,081
Add: Proceeds from disposal of assets and other changes in investing activities	500	327
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	769	811
Add: Defined benefit pension contribution, net of tax	278	80
Industrial free cash flows	10,819	7,885
Add: Industrial free cash flows of FCA, January 1 - 16, 2021	—	(1,813)
Pro Forma Industrial free cash flows	€—	€6,072

Industrial net financial position

	At December 31, 2022			At December 31, 2021
(€ million)	Company	Industrial activities	Financial services	Company	Industrial activities	Financial services
Third parties debt (Principal)	(26,335)	(23,508)	(2,827)	(32,456)	(29,994)	(2,462)
Capital market(1)	(19,088)	(18,488)	(600)	(17,920)	(17,475)	(445)
Bank debt	(2,937)	(2,264)	(673)	(10,567)	(9,442)	(1,125)
Other debt(2)	(2,051)	(517)	(1,534)	(1,483)	(608)	(875)
Lease liabilities	(2,259)	(2,239)	(20)	(2,486)	(2,469)	(17)
Accrued interest and other adjustments(3)	(818)	(793)	(25)	(1,126)	(1,118)	(8)
Debt with third parties (excluding held for sale)	(27,153)	(24,301)	(2,852)	(33,582)	(31,112)	(2,470)
Debt classified as held for sale	(11)	(11)	—	—	—	—
Debt with third parties including held for sale	(27,164)	(24,312)	(2,852)	(33,582)	(31,112)	(2,470)
Intercompany, net(4)	—	918	(918)	—	123	(123)
Current financial receivables from jointly-controlled financial services companies(5)	321	321	—	103	103	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(26,843)	(23,073)	(3,770)	(33,479)	(30,886)	(2,593)
Derivative financial assets/(liabilities), net and collateral deposits(6)	52	52	—	(9)	(10)	1
Financial securities(7)	3,527	3,326	201	1,499	1,370	129
Cash and cash equivalents	46,433	45,335	1,098	49,629	48,616	1,013
Cash and cash equivalents classified as held for sale	65	65	—	—	—	—
Net financial position	23,234	25,705	(2,471)	17,640	19,090	(1,450)
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Note Programme, or MTN Programme, and other notes for €18,003 million at December 31, 2022 (€16,990 million at December 31, 2021), Schuldschein for €485 million (€485 million at December 31, 2021) and other financial instruments issued in financial markets, mainly from South America financial services companies for €600 million (€445 million at December 31, 2021)
(2) Includes asset-backed financing, i.e., sales of receivables for which de-recognition is not allowed under IFRS, for €128 million at December 31, 2022 (€149 million at December 31, 2021), and debt for securitizations programs, for €1,527 million at December 31, 2022 (€844 million at December 31, 2021)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€1,116 million at December 31, 2022 and €550 million at December 31, 2021) and industrial activities entities' financial payables due to financial services entities (€198 million at December 31, 2022 and €427 million at December 31, 2021)
(5) Financial receivables due from FCA Bank and from the BPF JVs with Group Santander Consumer Finance and with BNP Paribas Personal Finance
(6) Fair value of derivative financial instruments (net positive €16 million at December 31, 2022 and net negative €42 million at December 31, 2021) and collateral deposits (€36 million at December 31, 2022 and €32 million at December 31, 2021)
(7) Excludes certain financial securities held pursuant to applicable regulations (€330 million at December 31, 2022 and €354 million at December 31, 2021) and non-liquid equity investments (€321 million at December 31, 2022 and €191 million at December 31, 2021) and other non-liquid securities (€143 million at December 31, 2022 and €173 million at December 31, 2021)
The €6.6 billion increase in Industrial net financial position at December 31, 2022, as compared to December 31, 2021, primarily reflects €10.8 billion of Industrial free cash flow, partially offset by a €3.4 billion dividend distributions including €130 million paid to GM in relation to the share repurchase transaction, as well as, and the €0.9 billion paid in the share repurchase transaction with GM.
Rating Agency updates
On March 18, 2022, S&P Global Ratings upgraded the long-term Issuer rating and Senior Unsecured Debt rating of Stellantis N.V. from “BBB -” to “BBB”, with the outlook on all ratings stable. The short-term credit rating was upgraded from “A-3” to “A-2”.
On August 4, 2022, Fitch Ratings upgraded Stellantis N.V.'s long-term Issuer Default Rating (“IDR”) and senior unsecured rating to from “BBB-“ to “BBB”, with the outlook on all ratings stable. The Short-Term IDR was upgraded from “F3” to “F2”.
On August 5, 2022, Moody's Investors Service upgraded the long-term issuer and senior unsecured instrument ratings of Stellantis N.V. from “Baa3” to “Baa2”, with the outlook on all ratings stable. Concurrently, Moody's upgraded the company's other short-term ratings from “(P)P-3“ to “(P)P-2”.

Refer to Note 22, Debt for further information regarding the Company's Capital Resources. Refer to Note 31, Qualitative and quantitative information on financial risks for further information regarding the Company’s qualitative and quantitative information on financial risks. Refer to Contractual Obligations, included elsewhere in this report, for further information on the Company’s significant contractual commitments as at December 31, 2022.

RISK MANAGEMENT
Risk Management
Risk management activities are an essential business driver to ensure the achievement of Stellantis’ objectives and the sustainability of the business plan in the medium to long term. The Company has adopted an integrated approach aimed at strengthening the awareness, at every level of the organization, that adequate risk assessment and management can create and preserve value for Stellantis. A structured process has been implemented to integrate risks identification, assessment, monitoring and mitigation into business practices, and to provide Management with information necessary to take the appropriate decisions for achieving the strategic objectives.
Enterprise Risk Management (ERM) Framework
The Stellantis risk management framework is based on the principles of the 2017 COSO Framework "Enterprise Risk Management (“ERM”) - Integrating with Strategy and Performance" and of the Dutch Corporate Governance Code.
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
Stellantis ERM framework consists of five key components:
1. ERM Governance Structure
The risk management process is implemented across the whole organization. The Company leverages a risk management governance that involves several committees, regions and business functions, risk owners and ERM to manage business risks and to define the most effective strategies for their mitigation.
A Global Risk Management Committee (“GRMC”) has been established to promote a culture of proactive risk management and monitoring throughout Stellantis and it is chaired by the Head of HR & Transformation. Other members are representatives from the legal, finance, internal audit, risk management and business functions. The GRMC provides guidance on the overall strategic risk management decisions and defines the Company’s risk appetite.
The ERM team within the Risk Management function is responsible for designing and updating the Enterprise Risk Framework and working with business and global functions to support the identification, assessment, monitoring and reporting of risk exposures and their associated mitigation actions at a department level.
2. Strategy Setting and Risk Appetite
The alignment of business objectives to strategy is achieved through Stellantis governance committees which include senior management responsible for supporting risk governance. ERM is integrated into the strategic plan and business objectives through the GRMC members that are part of the governance committees. Through an integrated approach Stellantis governance committees support the Strategy Council that is ultimately responsible for risk management programs, providing guidance and direction, reviewing and approving the overall global Enterprise Risk Assessment results and ensuring accountability for effectively managing and mitigating significant risks. Status of risk monitoring and mitigating activities is assessed quarterly against the risk appetite and reported to the Strategy Council by the Head of Audit & Compliance. The Board of Directors has an oversight role over Stellantis’ strategy and risk appetite.
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

3. Enterprise Risk Assessment
The enterprise risk assessment is the assessment of the main risks that may affect the achievement of Stellantis’ strategy and its sustainability despite the risk mitigations in place. It is performed annually to identify and prioritize the major risks based on their criticality, with a bottom-up approach that leverages on the departments’ risk assessment results, continuous risk assessment surveys, and targeted interviews conducted with a representative range of regional and business function managers.
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
4. Risk Mitigation and Monitoring
Major risks assigned to Strategy Council members, are detailed in more specific sub-risks and assigned to sub-risk owners in charge of deploying adequate risk mitigation measures. Key Risk Indicators (“KRI”s) have been identified for implementing quantitative metrics to measure and monitor sub-risks exposure in a more predictive way and to facilitate a timely reporting of risk change. An estimated maximum loss is also evaluated for specific sub-risks scenarios in order to provide an estimate of the potential financial impact in the event of risk materialization and to support the setting of risk appetite.
Progress made in implementing mitigation actions, as well as KRIs trends are monitored by the ERM team and reported to the Strategy Council periodically.
5. Risk Management Integration and Culture Dissemination
Management uses relevant information from both internal and external sources to support enterprise risk management. To support the business in pursuing continuous risk management process improvement and to promote a culture that proactively identify, evaluate and monitor risks, ERM relies on the support of a compliance champions network responsible for building or updating annually the risk assessment of their departments and supervising the relative risk mitigation action plans. Compliance Champions attend monthly meetings on ERM awareness programs.

Significant Risks Identified and Control Measures
Results of the annual risk assessment were consolidated into a Stellantis report for review with members of the GRMC before the presentation of the most significant risks to the Stellantis Strategy Council. Once validated, results were discussed with the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities. Control measures and mitigating actions were identified or enhanced to ensure risks were appropriately addressed.
The list of risks, control measures and mitigating actions presented below is not exhaustive. The sequence in which these risks and mitigating actions are described does not reflect any order of importance, likelihood of occurrence or control measures effectiveness.
Monitoring of risk mitigating actions and KRIs metrics are responsibility of the ERM team and compliance champions.

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
Execution of battery/EDM (Electric Drive Module) roadmap to deliver performance at the right level.
Secured access to key components and raw material by entering into long-term agreements or partnerships.
Strategic partnerships to gain access to the latest innovations.

Operational	Supply Chain	Stellantis ability to manage critical supplies to prevent production interruptions, and the ability to manage limited availability and increased costs of commodities, energy and transportation.
To mitigate the risks related to potential unavailability of raw materials in the time required by production planning, Stellantis is:
•analyzing the end-to-end value chain of supplies to identify possible critical resources;
•monitoring global, political, environmental and economic events, to anticipate or identify events that could lead to supply chain disruption and implement timely mitigating actions; and
•monitoring the suppliers’ risk to mitigate disruption due to any kind of failure.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Compliance	Compliance
The increasing complexity of compliance requirements in different fields (e.g., corporate liability, market regulations, export controls, anti-bribery, emissions and vehicle safety, data privacy etc.) puts the organization at risk of non-compliance, that could result in potential fines, increased costs, and reputational damages.

Continued reduction of CO2 emissions achieved through a combination of technologies aligned to the vehicle mix, consumer needs and regulatory framework in each market.
Central coordination and regular oversight by senior management to monitor compliance with laws and regulatory requirements and to promote consistency in approach and process across Stellantis operations.
Stellantis Code of Conduct clearly and affirmatively requires employees to report issues of non-compliance.
The Stellantis Integrity Helpline program encourages employees, contractors, suppliers and dealers to report any issues that may concern vehicle safety, emissions or regulatory compliance.
Stellantis continuously works to improve on emission compliance tools and implements these tools throughout the organization as appropriate.

Financial	Volatility of Macro-Economic Factors
The risk of being exposed to repeated increases and volatility in foreign exchange, raw material and energy prices, inflation and interest rates that could impact Stellantis plans and profitability. The impact of geopolitical tensions, protectionism and availability of natural resources on the global economy increases the criticality of this risk, and particularly its likelihood.

Risk is mitigated through:
•natural and financial hedging strategies,
•material substitution and circular economy strategy,
•optimization in technical solutions to minimize the use of critical resources or find substitutions
•constant monitoring of raw material market dynamics and of raw materials price trend.

Operational	Social Uprising
The extreme polarization and fragmentation of society in countries where Stellantis operates, exacerbated by geopolitical instability, financial inequality and disparate support of social networks, makes it more likely that unrest, violence or terrorist acts will occur in these countries that could impact on continuity and performance of Stellantis’ operations.

Implementation of Stellantis business continuity policy and definition of business continuity and resumption plan at plant level to strengthen resilience in the event of acts that could endanger Stellantis’ employees and operations.

Strategic	Carbon and Resources Neutrality	Risk due to the cost of potential plants and supply chain transformation to reach carbon neutrality considering also the carbon footprint of the entire value chain.
As part of the Dare Forward 2030 strategic plan, Stellantis committed to becoming the industry champion in climate change mitigation, reaching carbon net zero emissions by 2038 and with a 50 percent reduction by 2030.

Operational	Natural & Industrial Hazards	Global warming increases the likelihood of major climate events impacting production or distribution such as flash floods, tornadoes, hailstorms, heat waves or even water shortages.
Implementation and continuous monitoring of the prevention process and of the business continuity and resumption plan at plant level to reduce impact and reinforce resilience in case of fire, flood and other natural disasters.

Control measures and comprehensive mitigation actions for key global risks were monitored throughout the year by Stellantis senior leaders in the regions and in the business functions to ensure that these were relevant and sufficient, under the oversight of the related global leaders. This approach allowed Stellantis to address risks on a timely basis and ensure effectiveness of the control measures taken. A more detailed description of these risks and other operational risks is provided in the paragraph Risk Factors.

Improvements in the overall Stellantis risk management process
We will benchmark processes with peer companies and explore opportunities for improvement, in order to strengthen and improve ERM Governance. We will also continue engaging the business in reviewing our management and monitoring activities for top-risks throughout Stellantis.
Key Risk Indicators will be reviewed to ensure their consistency with the identified risks and KRI trends will be analyzed to identify needs for further remediation plans.

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
As is typical for automotive manufacturers, we have significant fixed costs primarily due to our substantial investment in product development, property, plant and equipment and the requirements of collective bargaining agreements and other applicable labor relations regulations. As a result, changes in certain vehicle shipment volumes could have a disproportionately large effect on our profitability. Our overall vehicle shipment volumes in 2022 were negatively impacted by supply chain constraints, European logistics challenges and the continuing effects of unfilled semiconductor orders.
Our profitability in North America, a region which contributed a majority of our profits and approximately 48 percent of our revenues in 2022, is particularly dependent on demand for pickup trucks and larger SUVs. Pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 78 percent of our total U.S. retail vehicle shipments in 2022. Our profitability in North America is expected to continue to depend on demand for pickup trucks and larger SUVs in North America. Accordingly, a shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices, lower disposable income due to recession, higher borrowing costs or other factors, could adversely affect our profitability.
We are also significantly exposed to a further slowdown or downturn in economic conditions in Europe, as well as enhanced competition in, or a deterioration of, the European vehicle market, that would trigger a decline in vehicle shipments in that market. In 2022, we generated a significant percentage of our profits and approximately 35 percent of our revenues in the Enlarged Europe region.
In addition, our larger vehicles, such as SUVs, tend to be priced higher and be more profitable on a per vehicle basis than smaller vehicles, both across and within vehicle lines. In recent years, the profitability of these models has been supported by strong consumer preference for SUVs, but there is no guarantee that this trend will continue in the future, particularly in light of macroeconomic headwinds that are dampening consumer confidence. For additional information on factors affecting our vehicle profitability, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends, Uncertainties and Opportunities – Vehicle Profitability”.
Moreover, we operate with negative working capital, as we generally receive payment for vehicles within a few days of shipment and there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials. As a result, in periods in which vehicle shipments decline materially, we may suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high-volume environment during a period in which we receive lower proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of our assumptions, due to downturn in economic conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, enhanced competition in certain markets, loss of market share, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on our business, financial condition and results of operations.

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
We are also subject to other risks, such as increases in energy and fuel prices and fluctuations in prices of raw materials, including as a result of tariffs or other protectionist measures, changes to vehicle purchase incentive programs, and contractions in infrastructure spending in the jurisdictions in which we operate. In addition, these factors may also have an adverse effect on our ability to fully utilize our industrial capacity in some of the jurisdictions in which we operate. Several of the markets in which we operate are entering a challenging macroeconomic climate with recessions probable in the near term. Consumers are facing challenging cost inflation, negative real wages and higher borrowing rates, which may translate into lower sales, particularly in the more profitable segments of our product mix. Unfavorable developments in any one or a combination of these risks (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies. For further discussion of risks related to the automotive industry, see “Risk Factors—Risks Related to the Industry in which We Operate”.
We have operations in a number of emerging markets, including Turkey, Brazil, Argentina, India and Russia and are particularly susceptible to risks relating to local political conditions in these markets. For example, although we have not experienced a direct material impact on our business, financial condition or results of operations from the ongoing Russia-Ukraine military conflict, we have been significantly impacted by the global economic conditions that have followed, including substantially increased energy and commodity prices, disruptions to logistics and supply chains, and other costs. The long term impacts of the conflict remain uncertain.
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
We are also significantly impacted by tariffs and other barriers to trade imposed between governments in various regions, in particular the U.S. and its trading partners, China and the European Union. For example, we manufacture a significant number of our vehicles outside the U.S. (particularly in Canada, Mexico and Italy) for import into the U.S. We also manufacture vehicles in the U.S. that are exported to China. Tariffs or duties that impact our products could reduce consumer demand, make our products less profitable or the cost of required raw materials more expensive or delay or limit our access to these raw materials, each of which could have a material adverse effect on our business, financial condition and results of operations. In addition, an escalation in tariff or duty activity between the U.S. and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for our products.

We may fail to realize some or all of the anticipated benefits of the merger.
Before the closing of the merger in January 2021, FCA and PSA operated independently as separate companies. The success of the merger depends, in part, on our ability to realize the anticipated cost savings, growth opportunities and other benefits from combining the businesses. Although significant progress has been made, the achievement of the anticipated benefits of the merger continues to be subject to a number of uncertainties, including general competitive factors and other challenges in the marketplace and whether we are able to integrate the businesses of FCA and PSA in an efficient and effective manner. Failure to achieve these anticipated benefits could result in increased costs, decreases in our revenues and diversion of management’s time and energy, and could materially impact our business, cash flows, financial condition or results of operations. If we are not able to successfully achieve these objectives, the anticipated cost savings, growth opportunities and other benefits that we expect to achieve as a result of the merger may not be realized fully, or at all, or may take longer than expected to realize. An inability to realize the full extent of the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on our business, cash flows, financial condition or results of operations, which may affect the value of our common shares.
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
In March 2022, we announced our Dare Forward 2030 long-term strategy and confirmed our plans to make significant investments in electrification and set aggressive targets for future low emission vehicle sales. If we are unable to deliver a broad portfolio of electrified vehicles that are competitively priced and meet consumer demands, if consumers prefer our competitors’ electrified vehicles or if the adoption of electrified vehicles develops slower than we expect, we may experience a material adverse effect on our business, financial condition and results of operations. We face challenges developing electrified vehicles with increased vehicle range and battery energy density and we may not successfully invest in new technologies that enable us to develop competitive electrified vehicles relative to our peers. In addition, the availability of BEVs and PHEVs has fueled highly competitive pricing among automakers in order to win market share, which may significantly and adversely affect our profits with respect to the sale of such vehicles. Furthermore, technological capabilities acquired through costly investment may prove short-lived, for example, if technology and vehicle capability progresses more quickly than expected. Vehicle electrification may also negatively affect after-sales revenues.
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
In 2020, we began experiencing a significant semiconductor supply shortage as a result of unfilled orders, which has resulted in increased chip delivery lead times, reduced vehicle production volumes, and increased costs to source available semiconductors. Our overall vehicle shipment volumes in 2021 were significantly impacted by unfulfilled semiconductor orders, representing a loss of approximately 20 percent of our planned production. The issue persisted in 2022, particularly in North America and Enlarged Europe.
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
COVID-19 related disruptions have had a significant negative impact on and, if repeated, may continue to negatively impact, our supply chain and the availability and price at which we are able to source components and raw materials globally, which could reduce the number of vehicles we will be able to sell. Furthermore, the long-term impact of the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. These and other factors arising from the COVID-19 pandemic have had, and could continue to have, a material adverse impact on our business, financial condition and results of operations.
Although the scale and efficacy of vaccination programs have led in 2022 to significantly lower mortality rates and therefore a lifting of restrictions in many countries, future developments of the pandemic including the risk of new variants resistant to vaccines cannot be predicted. The extent to which the COVID-19 pandemic may impact our future results will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted. In the event of a significant pandemic resurgence, the ultimate impact for us will depend on the length and severity of restrictions on business and individuals, the pandemic’s impact on customers, dealers, and suppliers, the impact of any permanent behavioral changes that the pandemic may cause, including with respect to remote work, and any future actions to mitigate the impact of the pandemic, whether government-mandated or elected by us.
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
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the company and individual areas of the business. Our management team is critical to the execution of our direction and the implementation of our strategies. If members of our management team choose to leave Stellantis, we may not be able to replace these individuals with persons of equivalent experience and capabilities.
Attracting and retaining qualified and experienced personnel in each of our regions is critical to our competitive position in the automotive industry. For example, our ability to attract and retain qualified software engineers is an important component of our Dare Forward 2030 strategy.
An additional reduction in available labor, caused by the COVID-19 pandemic or as a result of general macroeconomic factors, could further challenge our ability to attract and retain key personnel. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.
Our future performance depends on our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification.
Regulatory actions and developing customer preferences in several of our principal markets are accelerating the industry’s transition toward BEVs and away from internal combustion engines. Our performance will depend on our ability to develop and deliver new products and technologies that are responsive to this trend, while continuing to satisfy demand for vehicles with internal combustion engines. Therefore, our business, financial condition and results of operations as we manage the transition from internal combustion engines will depend in part on our ability to successfully allocate resources between development and delivery of BEVs and production of internal combustion engines. In particular, because our profitability in North America is expected to continue to depend on demand for pickup trucks and larger SUVs, our performance will depend on our ability to continue to satisfy demand for pickup trucks and larger SUVs with internal combustion engines in North America while developing new BEVs, or BEV versions of existing nameplates, that will be responsive to anticipated changes in consumer preferences in that market. The process of designing and developing new technology, products and services is costly and uncertain and requires extensive capital investment and the ability to retain and recruit scarce talent, and we may not be successful in our efforts to develop new technologies and products that are attractive to consumers. If we are unable to achieve our electrification goals, we may be unable to earn a sufficient return on these investments, which could have a material adverse effect on our business, financial condition and results of operations.
In the short to medium term, the expected economic slowdown and concomitant pressure on customers’ spending may disproportionately impact BEVs, which are significantly more expensive than internal combustion engine vehicles. This may adversely affect our sales of those vehicles that we are striving to bring to market.
In addition, we operate in a very competitive industry with our competitors routinely introducing new and improved vehicle models and features designed to meet rapidly evolving consumer expectations. As the automotive industry transitions away from internal combustion engines and toward fully electrified vehicles, there could be increased opportunities for our competitors, including new entrants, such as non-OEM startup technology companies that may enter into alliances with our competitors, as well as startup OEMs, to obtain market share by introducing disruptive solutions that are attractive to consumers. Our competitors’ integration with non-OEM startup technology companies or the emergence of new significant OEM competitors could have a material adverse effect on our business, financial condition and results of operations. See “The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors.”
Our ability to transition successfully and profitably toward BEVs is also dependent on the development and implementation of government policies that support electrification in the markets in which we operate. If governments in the markets in which we operate do not establish policies that support electrification, including incentives that support consumer affordability and awareness, development of charging infrastructure and strengthening of the battery supply chain, this could have a material adverse effect on our business, financial condition and results of operations.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations, and we may be subject to work stoppages in the event we are unable to agree on collective bargaining agreement terms or have other disagreements.
Substantially all of our production employees are represented by trade unions, covered by collective bargaining agreements or protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce personnel costs quickly in response to changes in market conditions and demand for our products. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully in order to compete more effectively, especially with automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, our collective bargaining agreements with the UAW in the U.S. and Unifor in Canada will both expire in 2023. We may be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.
Our reliance on partnerships in order to offer consumers and dealers financing and leasing services exposes us to risks.
Unlike many of our competitors, we do not own and operate a wholly-owned finance company dedicated solely to our mass-market vehicle operations in the majority of key markets in Europe, Asia and South America. We have instead partnered with large international banks through joint ventures or commercial agreements, in order to provide financing to our dealers and retail consumers. In addition, although we are in the process of establishing a captive finance company in the U.S., we do not yet have a fully operational wholly-owned provider in that market. Our lack of a fully operational wholly-owned finance company in the U.S. and other key markets may increase the risk that our dealers and retail consumers will not have access to sufficient financing on acceptable terms, which may adversely affect our vehicle sales in the future.
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
    In 2021, we completed the acquisition of a financial services company in the U.S., renamed Stellantis Financial Services US Corp., and in 2022 we began the process to grow it into a full-service captive finance arm that will provide U.S. customers, dealers and partners with a complete range of financing options. The growth and maintenance of a U.S. captive financial services company will subject us to the risks inherent in such business, including reliance on public debt markets to provide the capital necessary to support our financing programs, underwriting risk, default risk, compliance with laws and regulations related to consumer lending and competition with other consumer finance companies and third-party financial institutions.

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
Stellantis is working on the development of online sales, now offered in most European countries as well as North America. Delays in the digital transformation of distribution methods, both at points of sale and in sales networks, as well as increased costs, whether as a result of the transformation of our sales network or new distribution methods, could impact our ability to effectively compete with other automakers. In addition, our employees may lack the necessary skills or training to implement or utilize such new distribution methods.
In 2023, Stellantis will also begin progressively implementing a retailer distribution model in Europe that makes dealers “genuine agents” and is intended to enable lower distribution costs, provide price transparency and introduce a more seamless customer experience. These and other changes in our product distribution methods may result in significant litigation with our dealer network, lengthen the timing or pattern of when we recognize revenue and increase our working capital requirements.
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

A significant or large-scale malfunction or interruption of any one of our computer or data processing systems, including through the exploitation of a weakness in our systems or the systems of our suppliers or service providers, could have a material adverse effect on our ability to manage and keep our manufacturing and other operations running effectively, and may damage our reputation. The computer systems of several of our suppliers and service providers have been the subject of unauthorized access but, to-date we have not been materially impacted by these events. A malfunction or security breach that results in a wide or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.
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
For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or four percent of annual worldwide revenue. In addition, the California Consumer Privacy Act of 2018 became effective in 2020 and provides California residents with new data privacy rights. Several other U.S. states, and additional countries where we do business, are considering adopting laws and regulations imposing obligations regarding the handling of personal data. Complying with any new data protection-related regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that has a material adverse effect on our business, financial condition and results of operations.
Our reputation could also suffer in the event of a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business, financial condition and results of operations.
Our reliance on joint arrangements in certain markets may adversely affect the development of our business in those regions. In addition, the termination of our joint arrangement with GAC in China may adversely affect the development of our business in China.
We operate, or expect to expand our presence, in markets, such as China and India, through partnerships and joint ventures. For instance, we operate a joint venture in China with Dongfeng Motor Group, namely Dongfeng Peugeot Citroën Automobile (“DPCA”), which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China, and Dongfeng Peugeot Citroën Automobile Sales Co, which markets the vehicles produced by DPCA in China. In India, we have a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions and joint ventures with CK Birla Group for the manufacture of vehicles and powertrains.
Although our sales in the markets where these arrangements exist are currently limited, our ability to grow in these markets is important to our strategy and any issues with these arrangements may adversely affect those growth prospects. Our reliance on joint arrangements to enter or expand our presence in some markets may expose us to the risk of disagreement with our joint arrangement partners and the need to divert management resources to oversee these arrangements. Further, as these arrangements require cooperation with third party partners, these joint arrangements may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, in July 2022, we announced the termination of the GAC-Stellantis joint venture with Guangzhou Automobiles Group Co., Ltd., which locally produced the Jeep Cherokee, Jeep Renegade, Jeep Compass, Jeep Grand Commander and Jeep Commander PHEV primarily for the Chinese market. We expect to continue to market the Jeep brand in China, but the termination of GAC-Stellantis joint venture may adversely affect the development of the Jeep brand in China in the short-term and could adversely affect consumer perceptions about the Jeep brand in the medium-term.
Risks Related to the Industry in which We Operate
Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could adversely affect our business.
In certain regions, including Europe and North America, financing for new vehicle sales had recently been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. In response to the inflationary surge in Europe, in the UK, in the U.S. and elsewhere, central banks have aggressively increased interest rates and such increases are being reflected in rates across credit markets, including consumer credit. More expensive vehicle financing may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates continue to increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease our vehicles. If recent and ongoing increases in inflation in key markets persist, there could be subsequent increases in the cost of borrowing and the availability of affordable credit for vehicle financing. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business, including steel, aluminum, lead, polymers, elastomers, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as electricity and natural gas. Also, as we implement various electrified propulsion system applications throughout our portfolio, we will also depend on a significant supply of lithium, nickel and cobalt, which are used in lithium-ion batteries.
The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our costs. Increased market power of raw material suppliers may contribute to such prices increasing. Additionally, as our production of electric vehicles increases, we will require substantially greater access to lithium cells and related raw materials. Accordingly, we may face shortages of these components and related raw materials and be forced to pay higher prices or, if we are unable to obtain them, reduce or suspend production of the impacted vehicles.
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
We are also exposed to the risk of price fluctuations and supply disruptions and shortages, including due to supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, trade restrictions, tariffs, natural or man-made disasters, epidemics or pandemics of diseases, or production difficulties. For example, we experienced a significant increase in the cost of raw materials and a shortage of certain key components in 2021 and these costs continued to increase in 2022. More broadly, inflationary pressures in many of the markets in which we operate have continued in 2022 at historically high levels in several markets and there is no certainty that the monetary policy response in these markets will effectively reduce inflation on a timely basis. Inflation has resulted in increased wages, fuel, freight and other costs and this trend may continue. To the extent we are unable to recoup related cost increases through pricing actions, our profits will decrease. In addition, even if we are able to increase prices, there may be a time lag between our cost increases and price adjustments, which may cause volatility in our earnings and cash flows. To the extent such inflation continues, increases, or both, it may reduce our margins and have a material adverse effect on our financial performance.

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
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability and delay commercial launches. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in the supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations. This risk can increase during periods of economic uncertainty such as the crisis resulting from the outbreak of COVID-19, as a result of regional economic disruptions such as that experienced in South America due to the deterioration in Argentina’s economic condition in recent years or, beginning in early 2022, the Russia-Ukraine conflict. With respect to the potential impact of the outbreak of COVID-19 on our supply chain, see “—The coronavirus (COVID-19) pandemic could continue to disrupt the manufacture and sale of our products and the provision of our services and adversely impact our business.”
The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors.
Substantially all of our revenues are generated in the automotive industry, which is highly competitive and cyclical, encompassing the production and distribution of passenger cars, light commercial vehicles and components and systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America, the Middle East, Africa and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, the introduction of new technologies, response to new regulatory requirements, pricing, fuel economy, reliability, safety, consumer service and financial or software services offered. Some of our competitors are also better capitalized than we are and command larger market shares, which may enable them to compete more effectively in these markets. In addition, we are exposed to the risk of new entrants in the automotive market, which may have technological, marketing and other capabilities, or financial resources, that are superior to ours and of other traditional automobile manufacturers and may disrupt the industry in a way that is detrimental to us. In particular, we are exposed to risks from non-OEM startup technology companies that may enter into alliances with our competitors and enable them to introduce disruptive solutions, as well as risks from startup OEMs that have emerged in recent years as a result of the increased flow of capital toward potentially disruptive OEMs. Increased competition in our key U.S. pickup truck market may be particularly harmful to us.
If our competitors are able to successfully integrate with one another or enter into significant partnerships with non-OEM technology companies, or if new competitors emerge as a result of the increased flow of capital toward potentially disruptive OEMs, and we are not able to adapt effectively to increased competition, our competitors’ integration or the emergence of new significant competitors could have a material adverse effect on our business, financial condition and results of operations. Our business, financial condition and results of operations may also experience a material adverse impact from the potential expansion of the Chinese automotive industry into European and U.S. markets and related competition given the lower costs of production for Chinese vehicle manufacturers.
In the automotive business, sales to consumers and fleet customers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers and fleet customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand, particularly related to new technologies (for example, technologies related to compliance with evolving emissions regulations). See “— Our business may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which we have little or no control.”
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
Additionally, a significant portion of our operating cash flow is generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro. Our 2022 results have benefited from the strength of the U.S. Dollar, which has traded at historically high levels against the Euro. This trend may reverse in future periods.
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
Regulatory requirements in relation to greenhouse gas emissions from vehicles, such as by the CARB in the U.S., are increasingly stringent. For example, on March 9, 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, GHG emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states and the District of Columbia (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.
Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.
We did not meet the California GHG targets for model year 2021 and do not expect to meet the California GHG targets for model year 2022, as in planning both model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.

We are executing on several important steps to support our carryback strategy, including the allocation of significant capital to the development of electrified platforms for North American vehicles and the planned electrification of the Ram portfolio as well as agreements to secure battery production and related raw materials. Additionally, we expect to launch thirteen battery electric vehicles in the U.S. between 2023 and 2025. For more information regarding our electrification activities, refer to "STELLANTIS OVERVIEW- Overview of Our Business - Research and Development”. The success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for battery electric vehicles, all of which are inherently speculative. Moreover, the financial impact of our efforts to change the mix of vehicles we sell in California and the California Waiver States as we seek to comply are unclear but may be significant, and may have a material adverse impact on our financial position and results of operations in future years.
We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB on terms that are not available us. We are currently evaluating the enforceability of the California GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards. If we were to challenge the retroactive or disparate application of the California GHG emissions standards, the direct and indirect costs of such challenge may be significant and there can be no assurance that it would be successful.
An increasing number of cities globally have also introduced restricted traffic zones, which do not permit entry to vehicles unless they meet strict emissions standards. As a result, consumer demand may shift towards vehicles that are able to meet these standards, which in turn could lead to higher research and development costs and production costs for us. A failure to comply with applicable emissions standards may lead to significant fines, vehicle recalls, the suspension of sales and third-party claims and may adversely affect our reputation. We are particularly exposed to the risk of such penalties in markets where regulations on fuel consumption are very stringent, particularly in Europe. In addition, the harmful effects of atmospheric pollutants, including greenhouse gases, on ecosystems and human health have become an area of major public concern and media attention. As a result, we may suffer significant adverse reputational consequences, in addition to penalties, in the event of non-compliance with applicable regulations.
The number and scope of regulatory requirements, along with the costs associated with compliance, are expected to increase significantly in the future, particularly with respect to vehicle emissions. These costs could be difficult to pass through to consumers, particularly if consumers are not prepared to pay more for lower-emission vehicles. For a further discussion of the regulations applicable to us, see the section “STELLANTIS OVERVIEW —Environmental and Other Regulatory Matters” in this report. For example, EU regulations governing passenger car and LCV fleet average CO2 emissions have recently become significantly more stringent, imposing material penalties if targets are exceeded. The increased cost of producing lower-emitting vehicles may lead to lower margins and/or lower volumes of vehicles sold. Given the significant portion of our sales in Europe, our vehicles will be particularly exposed to such regulatory changes, as well as other European regulatory developments (including surcharges), which may have a serious impact on the number of cars we sell in this region and therefore on our profitability.
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
We have received inquiries from regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
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
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. The Public Prosecutor of Frankfurt has also informed us that it is conducting a criminal investigation regarding the emissions of certain PSA diesel engines installed in approximately 1,000 PSA vehicles and 29,000 Mitsubishi vehicles sold in Germany. We continue to cooperate with these investigations.

We also face class actions and individual claims in several European countries. Several former FCA and PSA companies and our Dutch dealers have been served with two class actions filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. A class action alleging emissions non-compliance has also been filed in Portugal regarding former FCA vehicles and similar claims in the UK regarding former FCA and PSA vehicles are in a pre-litigation phase. We are also defending approximately 11,300 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany and approximately 150 in Austria.
We also remain subject to a number of emissions-related private lawsuits in the U.S.
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
For example, in November 2019, GM filed a lawsuit against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. For more information regarding the GM litigation, refer to Note 26, Guarantees granted, commitments and contingent liabilities in the Consolidated Financial Statements included elsewhere in this report.
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
The automotive industry in general has experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. For example, in 2022, we voluntarily recalled more than 248,000 Ram Heavy Duty pickup trucks due to engine fire risk. Our costs related to vehicle recalls could increase in the future.
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
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights will be sufficient to provide us with a competitive advantage against others who offer products similar to our products. For example, another OEM has produced a vehicle closely resembling one of our Jeep models for sale in the U.S. We have brought multiple proceedings to stop these practices, and have received rulings in our favor enjoining import and sale of the vehicle in the U.S. In response, the OEM created a redesigned model for which they originally received rulings that the redesign does not infringe the Jeep model trade dress. We are continuing to seek to enjoin the redesigned vehicle through the appeal process, but cannot be certain of the final outcome. More generally, despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.

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
Effective internal controls, enable us to provide reliable and accurate financial statements and to effectively prevent fraud. While we have devoted, and will need to continue to devote, significant management attention and resources to complying with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002, as amended, there is no assurance that material weaknesses or significant deficiencies will not occur or that we will be successful in adequately remediating any such material weaknesses and significant deficiencies. Furthermore, as we transform our business, our internal controls may become more complex, and we may require significantly more resources to ensure internal controls remain effective.
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
Certain of our defined benefit pension plans are currently underfunded. For example, as of December 31, 2022, our defined benefit pension plans were underfunded by approximately €2.8 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
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
Several reference shareholders of Stellantis are subject to restrictions on share sales for a three-year period following the merger, but will be free to sell once those restrictions expire. Furthermore, Dongfeng, which owned approximately 3 percent of our issued common shares as of February 21, 2023, has entered into an agreement with us describing the framework for our potential repurchase of their shares in certain circumstances, but is not otherwise subject to resale restrictions on its Stellantis common shares. All other shareholders, which own the majority of our common shares, are not subject to any resale restrictions. The resale of such shares in the public market from time to time, particularly on the part of Dongfeng, or on the part of any reference shareholder following expiration of the lock-up, or the perception that such resales may occur could have the effect of depressing the market value for Stellantis common shares.

Risks Related to Taxation
The French tax authorities may revoke or disregard in whole or in part the rulings confirming the neutral tax treatment of the merger for former PSA and the transfer of tax losses carried forward by the legacy PSA French tax consolidated group.
The French tax authorities have confirmed that the merger will fulfill the conditions to benefit from the favorable corporate income tax regime set forth in Article 210 A of the French Tax Code (which mainly provides for a deferral of taxation of the capital gains realized by PSA as a result of the transfer of all its assets and liabilities pursuant to the merger).
In addition, as required by law, a tax ruling was issued on February 18, 2022 by the French tax authorities confirming the transfer of the French tax losses carried forward of the former PSA French tax consolidated group to our French permanent establishment and the carry-forward of such French tax losses transferred to our French permanent establishment against future profits of our French permanent establishment and certain companies of the former PSA French tax consolidated group pursuant to Articles 223 I-6 and 1649 nonies of the French Tax Code.
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
A decision by the French tax authorities to revoke or disregard the tax rulings in the future would likely result in significant adverse tax consequences to us that could have a significant effect on our results of operations or financial position. If the requested tax rulings are revoked or disregarded, the main adverse tax consequences for us would be that (i) all unrealized capital gains at the level of former PSA at the time of the merger would be taxed; and (ii) the tax losses carried forward at the level of former PSA would not have been validly transferred to our French permanent establishment or would be forfeited.
We operate so as to be treated exclusively as a resident of the Netherlands for tax purposes after the transfer of our tax residency to the Netherlands, but the tax authorities of other jurisdictions may treat us as also being a resident of another jurisdiction for tax purposes.
Since we are incorporated under Dutch law, we are considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes. In addition, with effect from January 17, 2021 and taking into account the sanitary restrictions and limitations that applied under the COVID-19 crisis, we have operated so as to maintain our management and organizational structure in such a manner that we (i) should be regarded to have our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in the Netherlands, (ii) should not be regarded as a tax resident of any other jurisdiction (and in particular of France or Italy) either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with the Netherlands) and (iii) should be deemed resident only in the Netherlands, including for the purposes of the France-Netherlands and Italy-Netherlands tax treaties. We also hold permanent establishments in France and Italy.
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
With effect from January 17, 2021, and taking into account the sanitary restrictions and limitations that applied under the COVID-19 crisis, we operate in a manner such that we should be eligible for benefits under the tax treaties entered into between the Netherlands and other countries, notably France, Italy and the U.S. However, our ability to qualify for such benefits depends upon (i) being treated as a Dutch tax resident for purposes of the relevant tax treaty, (ii) the fulfillment of the requirements contained in each applicable treaty as modified by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (including, but not limited to, any principal purpose test clause) and applicable domestic laws, (iii) the facts and circumstances surrounding our operations and management and (iv) the interpretation of the relevant tax authorities and courts.
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
There may be potential Passive Foreign Investment Company tax considerations for U.S. Shareholders.
We would be a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes with respect to a U.S. shareholder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) if for any taxable year in which such U.S. shareholder held our common shares, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”.
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
If we fail to maintain a permanent establishment in France, we could experience adverse tax consequences.
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
Additionally, we operate in countries where the Organization for Economic Co-operation and Development (“OECD”) Pillar Two minimum taxation rules apply, and there is uncertainty surrounding the implementation and application of these rules. The OECD Pillar Two agreement has been joined by over 140 countries and aims to ensure that multinational corporations pay a minimum effective tax rate of 15 percent. Many countries have initiated domestic legislative procedures to enact these global minimum tax rules. Depending on each country’s final enactment, these rules may apply to Stellantis starting with our fiscal year beginning on January 1, 2024. While we have begun to analyze the impact of the global minimum tax rules on our operations, we are awaiting final legislation and detailed guidance to assess the full implications in the jurisdictions in which we operate.
On December 23, 2022, South Korea became the first country to codify the global minimum tax rules in its domestic legislation. Further details relating to the new legislation and implementation guidance are expected to be released later in 2023, therefore this new legislation is not considered substantially enacted at December 31, 2022. As we have operations in South Korea, we will continue to evaluate the impacts to Stellantis.

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
Board of Directors
Stellantis has a single-tier Board of Directors. Pursuant to the Company’s Articles of Association, its board of directors (the “Board of Directors”) consists of three or more directors (the “Directors”). The current slate of eleven Directors was elected on January 4, 2021, based on certain nomination arrangements included in the combination agreement. The election became effective as of January 17, 2021 (the “Governance Effective Time”), when the Stellantis governance came into force. Following the Governance Effective Time, the initial term of office of each of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman is five years. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time. Such initial terms of office shall lapse immediately after the close of the first annual general meeting held after four or five years (as applicable) have lapsed since the Governance Effective Time. Under the Articles of Association, after the initial term, the term of office of Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first annual Stellantis general meeting held after two years have lapsed following the appointment. Each Director may be re-appointed for an unlimited number of terms at any subsequent general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. According to Dutch Law and article 20.2 of Stellantis’ Articles of Association the chairperson of the Board of Directors shall be independent and have the title of Senior Independent Director. The Board of Directors is composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer) and nine non-executive Directors. The Chief Executive Officer has day-to-day responsibility for the management of the Company. Pursuant to Article 22 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer acting individually. Pursuant to article 3(b) of the Regulations of the Board of Directors, if the Chairman is an executive director, he/she will be consulted and work together with the Chief Executive Officer on that basis on important strategic matters affecting the Company: budget/long-term strategic planning; mergers and acquisition transactions, including significant joint-ventures, investments and divestments; strategic evolution of the brand portfolio and significant product investment; appointments, succession planning and compensation for key positions in the Global Executive Committee; institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance; significant public relations matters and major communication events/topics; interaction with principal shareholders and key partners; and providing leadership to the Board of Directors and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management, in each case, without prejudice to the powers of the Board of Directors.
On certain key industrial matters, the CEO is supported by the key governance committees, in particular the Strategy Council, Business Review and Global Programme and Allocation Committees, which are responsible for executing the decisions of the CEO and Board of Directors and the day-to-day management of the Company, primarily to the extent it relates to its operational management, including reviewing the operating performance of the businesses and collaborating on certain operational matters. Within this governance structure, the Board of Directors considers subjects that link to the strategic plan. Climate being a key topic, the Board of Directors ensures that the strategy fits with the Stellantis long-term vision and climate resilience, but also that related risks and opportunities stemming from the effects of climate change are properly identified and managed. The CEO and the Strategy Council are responsible for defining the overall environmental strategy, including climate related policies. The CEO reports to the Board of Directors. Major strategic projects with significant impact on the CO2 emissions of the Company or its products are being brought to the Board of Directors for review and decisions. Those projects can be related to vehicle CO2 emissions reduction, as well as product planning or new mobility offers with CO2 emission reduction targets. Other major projects that can be impacted by the consequences of climate change, such as location of new sites, are also reviewed by the Board. The Board reviews the related financial implications of strategic projects with significant impact on CO2 emissions, such as the capital expenditures or strategic transformation needed to implement these projects. The Board discusses these projects for approval after being informed about aspects such as CO2 emission consequences and expected changes in the future mobility market. During Board meetings, Stellantis’ strategic climate commitments, their implementation and their progress versus targets, are presented to the Board of Directors, in order to deliver relevant information on the climate-related CSR issues impacting the organization.
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
________________________________________________________________________________________________________________________________________________
(1) Since the Governance Effective Time
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
During 2022, there were six meetings of the Board of Directors. The average attendance at those meetings was 100 percent, except for Ms.Wan Ling Martello due to personal circumstances.
Summary biographies for the current Directors of Stellantis are included below:
John Elkann (Chairman and Executive Director) – John Elkann is currently Chairman and Executive Director of Stellantis. He was appointed Chairman of Fiat S.p.A. on April 21, 2010, where he previously served as Vice Chairman beginning in 2004 and as a board member from 1997, he became Chairman of FCA on October 12, 2014, and he became Chairman of Stellantis on the Governance Effective Time. John Elkann is also Chief Executive Officer of Exor N.V. and Chairman of Giovanni Agnelli B.V.
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

Carlos Tavares (Chief Executive Officer and Executive Director) – Carlos Tavares is currently Chief Executive Officer and Executive Director of Stellantis. He joined the PSA Managing Board on January 1, 2014, he was appointed as Chairman of the PSA Managing Board on March 31, 2014, and he was appointed as Chief Executive Officer and Executive Director of Stellantis on the Governance Effective Time. Born in Portugal in 1958, Carlos Tavares graduated from École Centrale de Paris.
He held various positions within the Renault Group between 1981 and 2004, before joining the Nissan Group. Carlos Tavares was appointed Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America in 2009, before being appointed as Chief Operating Officer of Renault, a position he held until 2013. Carlos Tavares previously served as a member of the board of directors of the European Automobile Manufacturers’ Association (ACEA) until the end of 2022. He also served as a director of Airbus S.E., from 2016 to 2022, and of TotalEnergies, from 2017 to 2020.

Robert Peugeot (non-executive Director) – Robert Peugeot, chairman of Peugeot Invest’s board, is Vice Chairman and non-executive Director of Stellantis. Robert Peugeot joined the PSA Supervisory Board as permanent representative of FFP (now known as Peugeot Invest) on April 25, 2014, and became Vice Chairman and non-executive Director of Stellantis on the Governance Effective Time. Born in France in 1950, Robert Peugeot is a graduate of École Centrale de Paris and Institut Européen d’Administration des Affaires (INSEAD).
Robert Peugeot has held various executive positions within PSA. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA’s Executive Committee. In addition, Robert Peugeot serves as chairman of the board of Peugeot Invest S.A.; board member of Peugeot 1810 S.A.S.; permanent representative of Peugeot 1810 on the board of Faurecia S.E.; director of Peugeot Invest UK Ltd.; chairman of F&P S.A.S.; managing director of SC Rodom; board member of Safran S.A.; member of the supervisory board of Signa Prime; member of the supervisory board of Signa Development; director of Sofina S.A.; member of the supervisory board of Soparexo S.C.A.; Governance Committee Chairman of Tikehau Capital Advisors S.A.S.; director of Asia Emergency Assistance Holdings Pte Ltd; and director of Financière Guiraud S.A.S. Until 2022 Mr. Peugeot was director of Établissements Peugeot Frères S.A., permanent representative of Peugeot Invest as Chairman of the board of Peugeot 1810 S.A.S., permanent representative of F&P S.A.S. on the board of directors of Safran S.A., director of Tikehau Capital Advisors S.A.S. and permanent representative of Maillot II S.A.S, on the board of directors of Sicav Armene 2.
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
Andrea Agnelli (non-executive Director) – Andrea Agnelli is a non-executive Director of Stellantis. On January 18, 2023 Andrea Agnelli announced that he will resign from his position as member of the Board of Directors of Stellantis effective as the closing of the 2023 Annual General Meeting of Stellantis. Andrea Agnelli is Chairman of Lamse (since 2007), a financial holding company, and Chairman of “Fondazione del Piemonte per l’Oncologia” (since 2017).
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

Andrea Agnelli is also a board member of Giovanni Agnelli B.V., board member of Exor N.V. and a member of the Advisory Board of BlueGem Capital Partners LLP. On January 18, 2023 Andrea Agnelli announced that he will not stand for re-election as non – executive director of Exor N.V. at the 2023 Annual General Meeting of Exor N.V.. Previously he served as board member of Lega Serie A and as board member of the “Fondazione per la mutualità generale negli sport professionistici”. From 2010 to January 2023 he served as Chairman of Juventus Football Club S.p.A.. From 2012 to 2021, he was a member of the Executive Board of the European Club Association (ECA), where he served as Chairman from September 2017. From 2015 to 2021, he held the position of ECA representative on the UEFA Executive Committee. Andrea Agnelli was appointed to the board of directors of Fiat S.p.A. on May 30, 2004, became a member of the board of directors of FCA on October 12, 2014, and became a member of the Board of Directors of Stellantis on the Governance Effective Time.
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
Nicolas Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the French Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20bn in 2000. Between 1998 and 2003, he was CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Nicolas Dufourcq joined Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Nicolas Dufourcq has been the chief executive officer of Bpifrance SA. In addition, Nicolas Dufourcq serves as chief executive officer of Bpifrance Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance Participations S.A.; vice-chairman of the supervisory board of STMicroelectronics N.V.. Nicolas Dufourcq became a non-executive Director of Stellantis on the Governance Effective Time. He served as permanent representative of Bpifrance Participations S.A. on the board of directors of Orange from January 2017 to January 2021.
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
Kevin Scott (non-executive Director) – Kevin Scott is a non-executive Director of Stellantis. Born in Lynchburg, Virginia, in 1972, Kevin Scott is executive vice president of technology & research, and the chief technology officer of Microsoft since 2017. Kevin Scott’s 20-year career in technology spans both academia and industry as researcher, engineer, and leader.
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

Directors' Share Ownership
The table below shows the number of Stellantis common shares owned by members of the Board of Directors as at February 21, 2023:

Directors Owning Stellantis Common Shares	Shares	Percent of Class
John Elkann	740,791	—%
Carlos Tavares	984,190	—%
Robert Peugeot	10,094	—%
Henri de Castries	21,000	—%
Andrea Agnelli	36,102	—%
Fiona Clare Cicconi	—	—%
Jacques de Saint-Exupéry	348	—%
Nicolas Dufourcq	—	—%
Ann Frances Godbehere	9,650	—%
Wan Ling Martello	—	—%
Kevin Scott	—	—%
No members of senior management beneficially own 1 percent or more of the Company’s common shares.
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
During 2022, nine meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 100 percent, except for Ms Wan Ling Martello due to personal circumstances. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, 2022, and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of the certain areas such as synergies, enterprise risk management, treasury, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity matters. The Audit Committee also presided over the audit tender process to select the Company's new auditor, starting in 2024, due to the mandatory rotation requirements in the Netherlands. Independent Auditors attended all the meetings providing regular information to the Committee on their activity. The Committee reviewed the annual internal audit plan, the performance of external auditor, and received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit and Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.

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
The Remuneration Committee currently consists of Wan Ling Martello (Chairperson), Andrea Agnelli, Henri de Castries, Fiona Clare Cicconi and Robert Peugeot. The Remuneration Committee is elected by the Board of Directors, which shall appoint one of its members as Chairperson of the Remuneration Committee, and is comprised of at least three non-executive Directors, more than half of whom shall be independent under Dutch Corporate Governance Code. Unless decided otherwise by the Remuneration Committee, the Head of HR and Transformation of the Company attends its meetings. For a period of four years from January 17, 2021, the Chairperson shall be selected from among the independent directors nominated by FCA (or his or her replacement) and shall meet the requirements set forth in Section 5.1.4 of the Dutch Corporate Governance Code as Chairperson of the Remuneration Committee.
During 2022, five meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings, except for Ms Wan Ling Martello due to personal circumstances. The Remuneration Committee reviewed the 2022 Remuneration Report and carefully assessed the shareholders’ feedback on 2021 Remuneration Report. Details of the activities of the Remuneration Committee are included in the REMUNERATION REPORT section included elsewhere in this report.

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
During 2022, the Stellantis ESG Committee met twice with 100 percent attendance of its members at those meetings. The Committee reviewed the Corporate Social Responsibility (“CSR”) achievements in 2021 and related disclosures, including the CSR Report and the Non-Financial Information to be included in the Annual Report, and focused on the 2022 CSR roadmap with respect to the Company’s targets regarding climate change, including the target of achieving carbon neutrality by 2038, and other objectives concerning development of human capital, customer expectations, protection of human rights and support to a balanced economic development of territories. In addition, the Committee reviewed the Board of Director’s and Committee’s assessments, recommended for the Board approval the Policy on Bilateral Contacts with Shareholders, the Diversity Policy of the Board of Directors, and the Profile of non-Executive Directors. The Committee was provided with three induction session focusing on human capital, philanthropy strategy, and governance. As part of ESG matters, the governance session included shareholders engagement, board composition, diversity, corporate values, new reporting standards, new Dutch Corporate Governance Code and supplier due diligence.

Indemnification of Directors
Under the Articles of Association, Stellantis is required to indemnify any and all of its Directors, officers, former Directors, former officers (including former directors and officers of PSA) and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue, or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Stellantis. This indemnification by Stellantis is not exclusive of any other rights to which those indemnified may be entitled otherwise.
Conflict of Interest
A Director shall not participate in discussions and decision-making with respect to a matter in relation to which he or she has a direct or indirect personal interest which is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved by the Board of Directors. In addition, the Board of Directors as a whole may determine that there is such a strong appearance of a Conflict of Interest of a Director in relation to a specific matter, that it would be inappropriate for such Director to participate in discussions and the decision-making process with respect to such matter. A Director shall promptly report any Conflict of Interest to the Chairman (or to the Senior Independent Director or another Director in case of the Chairman) and shall provide all relevant information concerning such Conflict of Interest.
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
•Uwe W. Hochgeschurtz as Chief Operating Officer Enlarged Europe;

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
Uwe W. Hochgeschurtz – Uwe W. Hochgeschurtz was appointed Chief Operating Officer for Enlarged Europe in June 2022 and has served as a member of Stellantis’ Top Executive Team since September 2021. Previously, he was Brand Chief Executive Officer (CEO) for Opel and Vauxhall, a position he held since joining Stellantis in September 2021.
Mr. Hochgeschurtz has more than 30 years of experience in the automotive industry. He started his career at Ford in 1990, where he held various management roles. For example, he was Sales Director for Ford Switzerland and Product Manager and Head of LCV Marketing in Germany. In 2001, he moved to VW as Head of Worldwide Marketing LCV. Three years later, he moved to Renault, where he worked in sales, marketing, and product planning before being appointed CEO of Renault Germany, Austria, and Switzerland in June 2016.
Mr. Hochgeschurtz studied in Germany (Wuppertal & Cologne), Great Britain (Birmingham) and France (Paris Dauphine) and has a master's degree in business administration and management. Mr. Hochgeschurtz was born in Koln (Germany) in 1963.
Mark Stewart - Mark Stewart is currently Chief Operating Officer North America. He was appointed FCA’s Chief Operating Officer for the North America region and named a member of the Group Executive Council (GEC) on December 6, 2018. Previously, Mr. Stewart was Vice President of Operations for Amazon since 2017. He was the lead executive for customer fulfillment across 200 operations facilities in North America. In this position, he was also responsible for overseeing operations, procurement, construction, and engineering with teams dedicated to pursuing automation, artificial intelligence and advanced robotics and conveyance. Prior to that, Mr. Stewart was Chief Operating Officer for ZF TRW Automotive from 2015. He also held a number of positions with increasing responsibility at TRW Automotive, Inc., from 2006. He spent the first years of his career in manufacturing with TRW Inc., and later Tower Automotive, Inc. where he served as Director of Operations and Executive Vice President. Mr. Stewart has been based in the U.S., Belgium, Germany, and China with a variety of experiences in production, quality, and engineering.
He holds a Bachelor of Engineering from Vanderbilt University and a Master of Business Administration from the University of Tennessee. Mr. Stewart was born in Madison (Alabama, U.S.A.), in 1967.
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

Samir Cherfan – Samir Cherfan is currently Chief Operating Officer Middle East & Africa. He has a broad experience across the automotive value chain including R&D, manufacturing, product & program management, and sales and marketing for various automotive groups. He started his career with Renault Group in 1992. During the first 11 years, he held various management positions in research, engineering and modules development and production. He then joined the program management department for 7 years and became program director of mid-range models designed for international markets. In 2010, he moved to the front line as Managing Director of Eastern Paris retail network at Renault Retail Group. In 2012, he joined Nissan Group in the Middle East, as Sales and Marketing Director before being appointed Managing Director one year later. He joined Groupe PSA in 2017 as Sales and Marketing Senior Vice President for Middle East & Africa region (MEA). In 2019, he was nominated Director of MEA Region and Executive Vice President. Mr. Cherfan was also head of the industrial and commercial diversity reduction cross functional team.
Mr. Cherfan is currently director of Société Tunisienne Automobile Financière Immobilière et Maritime – STAFIM and director of Société de Promotion Industrielle et Automobile au Maroc - SOPRIAM.
Mr. Cherfan was born in Hadath, Lebanon in 1967. He is an engineer graduate of Polytech Sorbonne, Paris, France.
Gregoire Olivier – Gregoire Olivier is currently Chief Operating Officer China. He has held a variety of operational responsibilities in the industrial sector for twenty years before joining PSA in 2006. He started as a civil servant in the French Ministry of Industry in 1984 and was appointed advisor to the Prime Minister for Industry and Environment in 1990. From 1992 to 1998, he worked for Pechiney, first as General Manager of Aluminium of Greece, then from 1995 as Chicago plant manager and subsequently Vice President of American National Can. From 1998 to 2000, he was head of the Electronics Division then General Manager of the Battery manufacturer SAFT. He was appointed CEO of the electronics company SAGEM in 2001, becoming SAFRAN in 2006. Mr. Olivier entered Groupe PSA in 2006, as CEO of Faurecia. He joined the PSA Executive Committee as SVP Programs and Strategy in 2007 and moved to China in 2010 as SVP China and South East Asia. He came back in 2016 as SVP Mobility Services, and became General Secretary in 2018, supervising Chinese activities from April 2020 onwards. Mr. Olivier currently serves as Chairman of the Board of directors of Laboratoire National de Métrologie et d’Essais.
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
Mr. Smiley began his career at GM and spent time in quality, purchasing, production management and supplier quality within the U.S., China and Mexico.
He holds a Bachelor of Arts from Alma College (Alma, Michigan) and a Master of Management with a focus on International Business and Finance from Regent University (Virginia Beach), Virginia. Mr. Smiley was born in Detroit, Michigan, U.S. in 1970.
Xavier Chéreau – Xavier Chéreau was appointed Chief Human Resources & Transformation Officer and a member of Stellantis’ Top Executive Team in January 2021. He has built his entire career path within the field of HR and has alternated between the Head office and operations activities within different sites and divisions. These have included R&D, manufacturing, and support functions. He joined Groupe PSA in 1994 and subsequently held the position of Employment & Mobility Manager for Europe. He went on to become Social Relations Manager at the Poissy plant in France and then Head of Social Innovation and Management institute within the Group.

In 2006, he was appointed Vice President, Director of Human Resources and Social Relations for the Trémery and propulsion system plants. In 2009, he was appointed Senior Vice President, Industrial and R&D Division Human Resources. In 2010, he also took operational responsibility for the Engineering testing resources of the R&D department. From 2014 to 2015, he held the position of Director of Human Resources Development, Talents and Top Management. In 2015, he was appointed Executive Vice President of Human Resources of the Group and member of the Global Executive Committee. In 2018, he was appointed Director of Human Resources and Transformation, a division that includes the Digital, IT and Real Estate departments, and as of 2020, Compliance and Audit.
After a Bachelor’s degree in Economic Management, Xavier Chéreau completed his Master’s degree in Human Resources (Employment Management & Corporate Social Development) at the ‘Institut Sciences Politiques de Paris’, France.
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
Richard K. Palmer - Richard K. Palmer is currently Chief Financial Officer. He was appointed FCA’s Chief Financial Officer and a member of its GEC in September 2011. In that role, he was responsible for all financial activities of the Group including control, treasury, and tax. He was also named Head of Business Development in July 2018. On April 12, 2019, he was appointed to the Board of Directors of FCA as an executive member. Previously he also served as Chief Operating Officer Systems and Castings. Mr. Palmer was Chief Financial Officer of FCA US from June 2009 until 2017. Mr. Palmer joined FCA US from the former Fiat Group Automobiles, where he held the position of Chief Financial Officer beginning in December 2006. In 2003, he joined the Fiat Group as Chief Financial Officer of Comau, and in 2005, moved to Iveco in the same role.
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
Senior Management

The aggregate compensation expense for senior management was €44 million for the year ended December 31, 2022, which included €16 million for share-based compensation expense, €14 million for short-term employee benefits and €3 million for pension and similar benefits.
Articles of Association and Information on Stellantis Shares
The following is a summary of material information relating to Stellantis common shares, including summaries of certain provisions of the Articles of Association, the terms and conditions in respect of Stellantis special voting shares (the “Terms and Conditions of Special Voting Shares”), and the applicable Dutch law provisions in effect at the date of this report. The summaries of the Articles of Association and the Terms and Conditions of Special Voting Shares as set forth in this report are qualified in their entirety by reference to the full text of the Articles of Association and the Terms and Conditions of Special Voting Shares.
Share Capital
As at December 31, 2020, prior to the closing of the merger, the authorized share capital of FCA was €40,000,000, divided into 2,000,000,000 FCA common shares with a nominal value of €0.01 each and 2,000,000,000 special voting shares with a nominal value of €0.01 each. At the Effective Time, (i) by way of a deed of amendment to the Articles of Association, FCA’s authorized share capital was increased to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each and 4,500,000,000 special voting shares with a nominal value of €0.01 each; (ii) FCA issued 1,545,220,196 new common shares to PSA shareholders, corresponding to an exchange ratio of 1.742 FCA common shares for each outstanding PSA ordinary share. As of the Governance Effective Time, by way of a deed of amendment to the Articles of Association, (i) FCA’s name was changed into Stellantis; (ii) the authorized share capital of Stellantis was divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,050,000,000 class A special voting shares with a nominal value of €0.01 each and 450,000,000 class B special voting shares with a nominal value of €0.01 each; (iii) the special voting shares of FCA were converted into class B special voting shares at the Governance Effective Time. The special voting shares held by Exor prior to the closing of the merger were repurchased by FCA at the Effective Time for no consideration. The Articles of Association provide that, following the deposit by the Board of Directors of a declaration at the Dutch Trade Register that the class B special voting shares held by Stellantis on the Effective Date were canceled, the authorized share capital of Stellantis shall amount to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,499,750,000 class A special voting shares and 250,000 class B special voting shares. As of March 3, 2021, there were 208,622 class B special voting shares and no class A special voting shares outstanding, and the above-mentioned declaration has not been filed with the Dutch Trade Register. As of the same date, the Company held 449,410,092 class B special voting shares in treasury. At the extraordinary general meeting of the shareholders held on January 4, 2021, the shareholders approved inter alia the proposal to increase and, subsequently, decrease the Stellantis issued share capital in connection with the Faurecia Distribution, which has been approved by the extraordinary general meeting of shareholders of Stellantis held on March 8, 2021.
On April 15, 2021, the General Meeting of Shareholders resolved to cancel all 449,410,092 class B special voting shares held by the Company subject to completion of the formal procedures under Dutch law. All those repurchased shares have been cancelled as of October 8, 2021.
As of November 5, 2021, there were 188,622 class B special voting shares and no class A special voting shares outstanding. As of the same date, the Company held 20,000 class B special voting shares in treasury. As of February 2, 2022, due to the withdrawal of 10,000 special voting shares which were repurchased by the Company, there were 178,622 class B special voting shares and no class A special voting shares outstanding; as of the same date, the Company held 30,000 class B special voting shares in treasury.
On December 21, 2022, all the outstanding special voting shares B were exchanged with newly issued special voting shares A in accordance with article 7.5 of the terms and conditions of the special voting shares (the "SVS Terms and Conditions"). As a result, all the 208,622 issued special voting shares B were held in the Company’s treasury. At December 31, 2022 there were 178,790 issued special voting shares A and 208,622 issued special voting shares B (208,622 at December 31, 2021), all with a par value of €0.01 each.
As of February 21, 2023, the share capital of the Company consists of the following: 3,213,372,229 common shares (of which 69,125,544 shares are owned by the Company), 178,790 Class A special voting shares and 208,622 Class B special voting shares.

On July 31, 2017, PSA issued 39,727,324 equity warrants in favor of GM, at the unit price of €16.3386515, giving entitlement to subscribe for PSA ordinary shares, on the basis of one PSA ordinary share for one equity warrant, at an exercise price of €1.00 per PSA ordinary share, between July 31, 2022, and July 31, 2026. At the Effective Time, each of the 39,727,324 outstanding equity warrants was converted into one equity warrant giving entitlement to subscribe 1.742 Stellantis common shares (each, a “Warrant”) at an exercise price equal to €1.00 per Warrant, between July 31, 2022, and July 31, 2026. GM and its affiliates did not have the right to sell or transfer the Warrants other than to GM affiliates. GM and its affiliates did not have any governance or voting rights in respect of the Warrants, and were obligated to sell the common shares received within 35 days from the date of exercise of the Warrants. The terms and conditions of the Warrants provided for protection of the rights of warrant holders in connection with certain transactions carried out by the issuer where the record date to benefit from or participate in such transactions and, in particular, to benefit from any dividend or other distribution announced or voted on or before that date, is prior to the delivery date of the underlying shares upon exercise of the Warrants. The contemplated transactions included, among others, any free allocation of shares or other securities to shareholders, regrouping or splitting of shares, increase of the par value of the common shares, merger, demerger, repayment of share capital, dividends, and other distributions. The terms and conditions of the Warrants set out the calculation formula to adjust the exercise ratio, provided that any such adjustment had to be made such that the value of the common shares that would have been obtained had the Warrants been exercised immediately before one of the contemplated transactions is equal, to the nearest 100th of a share, to the value of the shares that would have been obtained had the Warrants been exercised immediately after such transaction.
On September 13, 2022, Stellantis N.V. and General Motors Holdings LLC, a subsidiary of GM Company executed a share repurchase agreement (“SRA”) related to the 69,125,544 common shares in Stellantis, representing approximately 2.2 percent of Stellantis’ share capital (on a diluted basis), that GM was entitled to receive upon the exercise of the Warrants following the adjustment in connection with certain transactions carried out by Stellantis, as described above. Upon exercise of the Warrants, Stellantis also delivered to GM approximately 1.2 million common shares of Faurecia and an aggregate cash amount of approximately €130 million for rights to dividends paid by PSA and Stellantis. Pursuant to the SRA, the issue and the repurchase of Stellantis common shares both occurred on September 15, 2022. The purchase price paid by Stellantis for the common shares amounted, in total, to €923 million. Such amount was based on the volume-weighted average price of one Stellantis common share on the regulated market of Euronext in Milan over the last five trading days prior to September 14, 2022. The purchase of Stellantis common shares by Stellantis from GM was carried out under the authority granted by the general meeting of April 13, 2022.
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
Additional information on Stellantis’ equity as of December 31, 2022, is contained in Note 27, Equity, to the Consolidated Financial Statements included elsewhere in this report.

Directors
Set forth below is a summary of the material provisions of the Articles of Association relating to our Directors. This summary does not restate the Articles of Association in their entirety.
The members of the Board of Directors are appointed by the general meeting of shareholders, taking into account the nomination rights set out in the Articles of Association and further described under “Nomination Rights”.
The initial term of office of each of the Chairman, CEO, Senior Independent Director, and Vice Chairman is five years, in each case beginning on the Governance Effective Time. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time. Such initial terms of office shall lapse immediately after the close of the first annual general meeting of shareholders held after four or five years (as applicable) have lapsed since the Governance Effective Time. Under Articles of Association, after the initial term, the term of office of the Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office shall lapse immediately after the close of the first annual general meeting of shareholders held two years following the appointment. Each Director may be reappointed for an unlimited number of terms.
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
Nomination Rights
The Articles of Association provide for certain rights of Exor, EPF/Peugeot Invest and BPI (each a “Nominating Shareholder”) to nominate the number of Directors mentioned below for future terms of office of the Board of Directors. In particular, and subject to the terms and conditions set forth in the Articles of Association:
•Exor shall have the right to nominate two directors;
•BPI (or EPF/Peugeot Invest, as further described below) shall have the right to nominate one director; and
•EPF/Peugeot Invest shall have the right to nominate one director.
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
The Board of Directors is irrevocably designated in the Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of three years from January 16, 2021, in connection with the relevant authority to issue Stellantis common shares referred to under “—Issuance of Shares”, which designation may be extended by the general meeting of shareholders for additional periods up to a maximum of five years per period.
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
Annual Accounts and Independent Auditor
Stellantis’ financial year is the calendar year. Within four months after the end of each financial year, the Board of Directors shall prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by an annual report and an auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis common shares are listed. Stellantis shall make such annual accounts, annual report, and auditor’s report available for inspection at Stellantis’ office. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the annual general meeting of shareholders. The annual accounts, the annual report and independent auditor’s report are made available through Stellantis’ website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders. If it is justified in view of Stellantis’ activities or the international structure of its Company, as determined by the Board of Directors, Stellantis’ annual accounts or its consolidated accounts may be prepared in a foreign currency.

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
Stellantis common shares are freely transferable. However, any transfer or disposal of Stellantis common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to Stellantis. Special voting shares are not admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to affiliates or to relatives through succession, donation, or other transfers, provided that the corresponding Qualifying Common Shares are also transferred to such party, or transfers with the approval of the Board of Directors). In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest in any special voting share, other than as permitted pursuant to the Articles of Association or the Terms and Conditions of Special Voting Shares; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.
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
Furthermore, general meetings of shareholders shall be held as often as the Board of Directors, the Chairman, the Senior Independent Director, or the CEO deem it necessary to hold them or as otherwise required by Dutch law (including in the event Stellantis’ equity has decreased to an amount equal to or less than one-half of the paid-up and called-up part of Stellantis’ issued capital, as referred to in Section 2:108a of the Dutch Civil Code), without prejudice to what is provided in the next paragraph.
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

Prior to being allowed admittance to a general meeting of shareholders, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his or her name and, to the extent applicable, the number of votes to which he or she is entitled. Each shareholder and other person attending a general meeting of shareholders by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In case an attorney attends the meeting on behalf of a shareholder, or another person entitled to attend, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
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
The Board of Directors has been irrevocably authorized, for a period of three years from January 16, 2021 to issue common shares and rights to subscribe for common shares up to in aggregate (i) ten percent of the issued common shares for general corporate purposes as of January 16, 2021, plus (ii) an additional ten percent of the issued common shares as of such date, if the issuance and/or the granting of rights to subscribe for common shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors. The Board of Directors will also be designated, for a period of three years from January 16, 2021, as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the foregoing authority of the Board of Directors to issue Stellantis common shares and grant rights to subscribe for Stellantis common shares. Refer to the “Rights of Pre-emption” section elsewhere in this report.
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
If a person’s capital interest and/or voting rights reaches, exceeds, or falls below the above-mentioned thresholds as a result of a change in Stellantis’ issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Stellantis’ notification as described below.

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
In addition to the above-described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No. 236/2012, notification must be made to the AFM of any net short position of 0.2 percent in the issued share capital of Stellantis and of every subsequent 0.1 percent above this threshold. Notifications starting at 0.5 percent and every subsequent 0.1 percent above this threshold will be made public via the short selling register of the AFM. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. Furthermore, gross short positions are required to be notified in the event that a threshold is reached, exceeded, or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply, without any set-off against long positions.
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

Mandatory Bid Requirement
Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly acquires 30 percent or more of Stellantis’ voting rights will be required to launch a public offer for all outstanding shares in Stellantis’ share capital for a fair purchase price determined by law. A fair price is considered a price which is equal to the highest price paid by such person or the persons acting in concert with it for Stellantis’ shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price of Stellantis’ shares in the year prior to the announcement of the offer. At the request of the offeror, Stellantis, or any of the Stellantis shareholders, the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) (the “Dutch Enterprise Chamber”) may determine a different fair price. If a 30 percent shareholder fails to make a public offer, the Dutch Enterprise Chamber may require such shareholder to do so upon the request of, among others, Stellantis or any of the Stellantis shareholders.
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
Compulsory Acquisition
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Stellantis may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Dutch Enterprise Chamber before the Dutch Supreme Court.
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
The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date by means of a standard form. Such notifications under the Market Abuse Regulation may however be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches, or exceeds the amount of €5,000 in the calendar year in question. Any subsequent transaction must be notified as set forth above. The AFM keeps a public register of all notifications made pursuant to the FMSA and the Market Abuse Regulation.
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines, and cease-and-desist orders (and the publication of such penalties, fines and orders), imprisonment or other sanctions.
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
Insiders’ List - Article 18 of the Market Abuse Regulation
Stellantis, as well as persons acting on its behalf or on its account, are required to draw up and keep regularly updated, a list of all persons who have access to Inside Information and who are working for them under a contract of employment, or otherwise performing tasks pursuant to which they have access to Inside Information, such as advisers, accountants, or credit rating agencies (the “insider list”).
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
On the same day, the Board of Directors resolved that, for a transitional period to be further determined by the Board of Directors, the FCA code of conduct and other corporate and compliance policies (other than FCA's insider trading policy) as in place immediately prior to the merger did remain applicable to the former FCA business, and the PSA code of ethics and other corporate and compliance policies (other than PSA's insider trading policy) as in place immediately prior to the merger did remain applicable to the former PSA business. The Board of Directors approved the Stellantis Code of Conduct on March 2, 2021, as further described below, and on February 22, 2022, the Board of Directors adopted the Diversity Policy of the Board of Directors, the Profile of non-Executive Directors and the Policy on Bilateral Contacts with Shareholders.

Code of Conduct
The Stellantis Board of Directors adopted the new “Stellantis Code of Conduct” on March 2, 2021.
The Code is a pillar of the integrity system, regulating the decision-making processes and operating approach of the Company and its employees in the interests of stakeholders. Integrity is regarded as a source of competitiveness, a foundation of the Company’s sustainable growth and the way to build day after day Stellantis’ reputation as a Company that customers, the workforce and stakeholders can trust and rely on. The Code sets the ethical principles of integrity that will guide the Company and its workforce ensuring compliance with laws, regulations, and best practices.
The Code establishes our engagement with sustainable practices and environmental protection, our commitment to an inclusive workplace, with explicit reference to the United Nations (“UN”) declaration on human rights and the ILO declaration on fundamental principles and rights at work, and our respect for the law, including laws regarding safety, emissions, data privacy, anti-corruption, trade controls, and others.

The Code applies to the members of the Stellantis Board of Directors, officers and to all full-time or part-time employees, temporary workers, and contract workers. Stellantis also expects its stakeholders, including suppliers, dealers, distributors, and Joint Venture partners, to act with integrity and in accordance with the Code.
The Code focuses on four main areas:
(a)the protection of the Stellantis workforce, including a commitment to diversity, fairness, and health and safety;
(b)the way Stellantis conducts business by engaging in sustainable practices, with a specific reference to the environmental protection, and in accordance with applicable law, including vehicle safety and emissions laws and regulations, anti-money laundering, competition, export and trade regulations, insider trading, data privacy, anti-bribery and private corruption, lobby, and political contribution;
(c)the interaction with external parties, including the avoidance of conflicts of interest and the support of our communities; and
(d)the protection of Stellantis assets and information.
The Stellantis Code of Conduct is supplemented by a set of policies and procedures that will be reviewed on an annual basis for the applicability and effectiveness.
Members of the workforce have the responsibility to become familiar with the Code, abide by it, and report any conduct that they believe may be in violation of its principles. A company-wide reporting hotline known as the Integrity Helpline, available 24/7 wherever permitted by law, allows employees, suppliers, clients, and other stakeholders to:
(a) report any concerns about situations inconsistent with our Code;
(b) report any concerns regarding vehicle safety, emissions, or regulatory compliance; and

(c) disclose conflicts of interest that can affect job performance.
Retaliation against anyone who reports a matter in good faith is strictly prohibited and will be subject to disciplinary action up to including termination.
Stellantis closely monitors the effectiveness of and compliance with the Code through appropriate governance and oversight by the Ethics and Compliance Committee and implementation of the Company’s compliance roadmap, which is the result of, among other things, an analysis and investigation of the allegations made in the Integrity Helpline, benchmarking, risk assessments, and auditing. On a regular basis, the Chief Audit and Compliance Officer informs the Chief Executive Officer and the Audit Committee on the major findings. For all Code violations, disciplinary measures taken are commensurate with the seriousness of the case and comply with local legislation.

The Stellantis Code of Conduct and the Stellantis Integrity Helpline are available on the Governance section of the Company’s website at https://www.stellantis.com/en/group/governance/corporate-regulations.

Insider Trading Policy
The insider trading policy was initially adopted on October 10, 2014, by the board of directors of Fiat Investments. This policy was amended by the Board of Directors of FCA on July 28, 2016, following the new applicable law concerning market abuse and, in particular, the MAR Regulation and its implementing regulations; the policy was further revised by the Board of Directors on October 2, 2019, effective as of November 4, 2019, to improve its effectiveness and scope. On January 17, 2021, the Board of Directors amended the policy in connection with the listing of Stellantis’ common shares on Euronext Paris. The insider trading policy sets forth guidelines and recommendations to all Directors, officers, and employees of the Company with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s integrity and ethical conduct.
Sustainability Practices
Stellantis is committed to operating in an environmentally and socially-responsible manner. For a full description of sustainability governance, guidelines, targets, and results, refer to the section NON-FINANCIAL INFORMATION elsewhere in this report.
Diversity Policy
On February 22, 2022, the Board of Directors adopted a revised diversity policy for the Board of Directors (the “Diversity Policy”), as the Company believes that diversity in the composition of the Board of Directors in terms of age, gender, expertise, work and personal background and nationality is an important means of promoting debate, balanced decision-making, and independent actions of the Board of Directors.
The Company believes that diversity in the composition of the Board of Directors in terms of age, gender, expertise, work background and nationality is an important means of promoting debate, balanced decision making and independent actions of the Board of Directors. A combination of skills and experience is fundamental to the proper functioning of the Board of Directors. The size, complexity, and product offerings of the sectors in which the Company operates, and the geographic spread of its businesses, require that members of the Board of Directors have a broad and diverse mix of skills and backgrounds. International experience and an understanding of industrial and financial sectors are also reflected in the Board of Directors membership. By applying this Policy to the Board of Directors, the Company would like to formalize its efforts to achieve and maintain a truly diverse senior management.

Because of the size, complexity, and product offerings, and the geographic spread of the Company’s business, it is important to carefully consider many factors including the mix of skills, experiences and backgrounds of individuals serving on the Board of Directors. There will be an overriding emphasis based on merit when nominating candidates for vacancies of the Board of Directors but within that scope the Company applies the following diversity aspects to the Board of Directors: age, gender, expertise, work and personal background and nationality. The Company considers each of these aspects key drivers to support the above-mentioned goals and to achieve sufficient diversity of views and the expertise needed for a proper understanding of current affairs and longer-term risks and opportunities related to the Company's business. The Board of Directors and its ESG Committee consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.

Stellantis has determined that the objective of this Policy, with an overriding emphasis based on merit, is that: a) at least 40 percent of the seats of the Board of Directors are occupied by women and at least 40 percent by men and that in 2025, as soon as the resolutions taken by shareholders in the context of the merger will expire and the renewal of seven members out of eleven of the Board of Directors will become feasible, the composition of the Board of Directors will meet this target; b) the nationality of the members of the Board of Directors shall be reasonably consistent with the geographic spread of Stellantis’ business and no nationality should count for more than 60 percent of the members of the Board of Directors; and c) the age of the members of the Board of Directors should be more diverse by having one or more members of the Board of Directors aged under 50 at the day of their nomination. It being understood that in the selection of a candidate on the basis of the defined diversity criteria, rules, and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability, or sexual orientation) will be taken into account.

To ensure its correct implementation the Policy has been embedded in the Company in various ways. The targets mentioned above will be taken into account in (a) in the appointment and nomination of executive directors, and (b) in the adoption of a profile for non-executive directors as well as in nominating and recommending non-executive directors. The ESG Committee will be responsible for assisting and advising the Board of Directors with, to the extent relevant for purpose of this Policy: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) proposals for election of executive and non-executive Directors; (v) supervision of the selection criteria and appointment procedure for senior management. If members of the Board of Directors are put up for election by the general meeting, the profile that will be presented to the general meeting will contain sufficient information for the shareholders to understand the background of the proposed member of the Board of Directors and its alignment with this Policy. In addition, the Diversity Policy has been considered in the adoption of a profile for non-executive Directors. In the 2022 financial year, the targets relating to nationality and age have been realized. Three out of nine non-executive Directors are female Board Members representing one third of the non-executive Directors and 27 percent of the whole Board of Directors.

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
•Although the Board of Directors has appointed a non-executive Director with the title of Vice-Chairman, this person does not qualify as a vice-chairperson within the meaning of best practice provision 2.3.7 of the Dutch Corporate Governance Code. The Board of Directors has however appointed a non-executive Director as the chairperson of the Board of Directors referred to by Dutch law, with the title of Senior Independent Director. Pursuant to Board of Directors’ regulations, the Chairman, or in his or her absence the Senior Independent Director, or in his or her absence, any other non-executive Director chosen by a majority of the Directors present at a meeting, will preside at a meeting of the Board of Directors. In addition, the Chairman of Stellantis acts as contact person for individual Directors regarding any conflict of interest of the Senior Independent Director. It is believed that this is sufficient to ensure that the functions assigned to the vice-chairperson by the Dutch Corporate Governance Code are properly discharged.
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

•NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement; however, the Dutch Corporate Governance Code also requires us to have a Remuneration Committee and a selection and appointment committee. There is no specific requirement as to the name of the selection and appointment committee (which we call our ESG Committee) and about its function being exclusive. Our Remuneration Committee Charter states that more than half of the members of the Remuneration Committee must be independent under the Dutch Corporate Governance Code. Three out of five of the current members of the Remuneration Committee are independent under both the NYSE rules and the Dutch Corporate Governance Code.
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
This report renders an account of the supervision exercised by the non-executive Directors of Stellantis in the 2022 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
It was the responsibility of the non-executive Directors of Stellantis to supervise the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprise, including the implementation of the strategy of Stellantis regarding long-term value creation. In so doing, the non-executive Directors of Stellantis acted solely in the interest of Stellantis. With a view to maintaining supervision on Stellantis, during the 2022 financial year the non-executive Directors of Stellantis regularly discussed Stellantis’ long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors of Stellantis.
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
The composition of the Stellantis Board of Directors during the year ended December 31, 2022, was as follows:

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
Supervision by the non-executive Directors
The non-executive Directors, being part of the Stellantis’ one-tier Board of Directors, participate in all the board meetings and are fully involved in any discussion and resolution, including strategies and related implementation. In addition, the non-executive Directors cover all the positions of the Committees of the Board of Directors.
The non-executive Directors of Stellantis supervised the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprises. In so doing, during the 2022 financial year the non-executive Directors of Stellantis have also focused on key areas such as strategy, long term value creation, climate change, culture, diversity, human resources, as well as the effectiveness of Stellantis’ internal risk management and control systems, the integrity and quality of the financial reporting and Stellantis’ long-term business plans, the implementation of such plans and the associated risks. The non-executive Directors also discussed regular business updates, brand, region and function reviews, technology reviews, strategic plan updates, competitive scenario analysis, risk management, budget review, ESG reviews, ERM, cybersecurity, as well as major transactions, shareholder engagement.

The non-executive Directors of Stellantis also determined the remuneration of the executive Directors of Stellantis. Furthermore, pursuant to the Stellantis Articles of Association, the Board of Directors of Stellantis had the possibility to allocate certain specific responsibilities to one or more individual Directors of Stellantis or to a committee comprised of eligible Directors of Stellantis and its subsidiaries. In this respect, the Board of Directors of Stellantis allocated certain specific responsibilities to the Audit Committee, the Remuneration Committee and the ESG Committee.
According to the Audit Committee charter in place in 2022, the responsibilities of the Audit Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) the integrity of Stellantis’ financial statements, including any published interim reports; (2) Stellantis ' policy on tax planning adopted by management; (3) Stellantis ' financing; (4) the application by Stellantis of information and communication technology; (5) the system of internal controls that Stellantis ' management and/or Stellantis ' Board of Directors established; (6) Stellantis ' compliance with legal and regulatory requirements; (7) Stellantis ' compliance with recommendations and observations of internal and independent auditors; (8) Stellantis ' policies and procedures for addressing certain actual or perceived conflicts of interest; (9) the qualifications, independence and remunerations of Stellantis ' independent auditors and any non-audit services provided to Stellantis by the independent auditors; (10) the functioning of Stellantis ' internal auditors and independent auditors; (11) risk management guidelines and policies; and (12) the implementation and effectiveness of Stellantis ' ethics and compliance program.
The Stellantis Audit Committee consisted of Ms. Ann Frances Godbehere (Chairperson), Ms. Wan Ling Martello and Mr. Henri de Castries.
During 2022, nine meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 100 percent except for Ms. Wan Ling Martello due to personal circumstances. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, 2021, and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of the main areas such as synergies, enterprise risk management, treasury, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity matters. The Audit Committee also presided over the audit tender process to select the Company's new auditor, starting in 2024, due to the mandatory rotation requirements in the Netherlands. Independent Auditors attended all the meetings providing regular information to the Committee on their activity. The Committee reviewed the annual internal audit plan, the performance of external auditor, and received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit, and Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.

According to the Remuneration Committee charter in place in 2022, the responsibilities of the Remuneration Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) compensation for executive Directors; (2) Stellantis’ remuneration policy; (3) compensation of non-executive Directors; and (4) remuneration reports.
The Stellantis Remuneration Committee consisted of Ms. Wan Ling Martello (Chairperson), Mr. Agnelli, Mr. De Castries, Ms. Cicconi and Mr. Peugeot.

During 2022, five meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings, except for Ms Wan Ling Martello due to personal circumstances. The Remuneration Committee reviewed the 2022 Remuneration Report and carefully assessed the shareholders’ feedback on 2021 Remuneration Report. Details of the activities of the Remuneration Committee are included in the REMUNERATION REPORT section included elsewhere in this report.

According to the ESG Committee charter in place in 2022, the responsibilities of the ESG Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) drawing up the selection criteria and appointment procedures for Directors; (2) periodic assessment of the size and composition of the Stellantis Board of Directors and as appropriate making proposals for a composition profile of the Stellantis Board of Directors; (3) periodic assessment of the performance of individual directors and reporting on this to the Stellantis Board of Directors; (4) proposals to the non-executive Directors for the nomination and re-nomination of Directors to be elected by the Stellantis shareholders; (5) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; and (6) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries; (7) reviewing, assessing and making recommendations regarding significant emerging and current trends and stakeholders’ views regarding ESG matters in addition to the review of the Company’s annual Sustainability Report.
The Stellantis ESG Committee consisted of Mr. de Castries (Chairperson), Mr. Agnelli, Ms. Cicconi, Mr. Dufourcq and Mr. Scott.
During 2022, the Stellantis ESG Committee met twice with 100 percent attendance of its members at those meetings. The Committee reviewed the CSR achievements in 2021 and related disclosures, including the CSR Report and the Non-Financial Information to be included in the Annual Report, and focused on the 2022 CSR roadmap with respect to the Group’s targets regarding climate change, including the target of achieving carbon neutrality by 2038, and other objectives concerning development of human capital, customer expectations, protection of human rights and support to a balanced economic development of territories. In addition, the Committee reviewed the Board of Director’s and Committee’s assessments and recommended for the Board approval the Policy on Bilateral Contacts with Shareholders, the Diversity Policy of the Board of Directors, and the Profile of non-executive Directors; the Board of Directors approved those policies. The Committee was provided with three induction session focusing on human capital, philanthropy strategy, and governance. As part of ESG matters, the governance session included shareholders engagement, board composition, diversity, corporate values, new reporting standards, new Dutch Corporate Governance Code and supplier due diligence.

According to the Profile of non-executive directors approved in 2022, the Stellantis board of directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background, and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. The size and composition of the board of directors also allows for a mix of skills and experience that is adequate in terms of the size of the Company and its Group, as well as the complexity and specific characteristics of the sectors in which the Company’s group operates and the geographic distribution of its businesses. Stellantis non-executive directors are selected and recommended according to the following selection criteria: (a) background/education/training/degrees; (b) (international) experience; (c) skills; (d) nationality; (e) age and gender; (f) independence; and (g) diversity. In selecting and nominating new non-executive directors, the Company shall ensure that such new directors complement the knowledge and experience of the other non-executive directors and that the diversity policy of the board of directors is taken into account. Each non-executive director has to be capable of assessing the broad outline of the overall policy of the Company. The board of directors will designate the non-executive director(s) considered financial expert(s) as referred to in Section 2(3) of the Dutch Decree on the Establishment of an audit committee (i.e., a financial expert with relevant knowledge and experience of financial administration and accounting).

Details on the current duties of the Audit Committee, Remuneration Committee and ESG Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The ESG Committee”, within “Board Practices and Committees” above.
During the 2022 financial year, the non-executive Directors of Stellantis supervised the adoption and implementation of the strategies and policies by Stellantis, received updates on legal and compliance matters, and they were regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors of Stellantis also reviewed the reports of the Board of Directors of Stellantis and its committees, the ESG achievement and objectives.

During 2022, there were six meetings of the Board of Directors of Stellantis. Portions of these meetings took place without the executive Directors of Stellantis being present. The average attendance at those meetings was 100 percent, except for Ms. Wan Ling Martello due to personal circumstances. An overview of the attendance of the individual Stellantis Directors per meeting of the Board of Directors of Stellantis and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Remuneration Committee
John Elkann	6/6
Carlos Tavares	6/6
Robert Peugeot	6/6			5/5
Henri de Castries	6/6	9/9	2/2	5/5
Andrea Agnelli	6/6		2/2	5/5
Fiona Clare Cicconi	6/6		2/2	5/5
Jacques de Saint-Exupery	6/6
Nicolas Dufourcq	6/6		2/2
Ann Frances Godbehere	6/6	9/9
Wan Ling Martello	3/6	3/9		4/5
Kevin Scott	6/6		2/2
________________________________________________________________________________________________________________________________________________
All the current Board members were appointed as directors at the extraordinary general meeting of shareholders held on January 4, 2021, as of January 17, 2021
During these meetings, the key topics discussed were, amongst others: the Long Term strategic plan “Dare Forward 2030”; the Stellantis’ strategy including the electrification, batteries and software strategy; analysis of investments, the Stellantis’ financial results and reporting, business performance by segment, the share buyback, acquisitions and divestitures, executive compensation, product plan and technological developments, brands’ strategy, risk management, legal and compliance matters, environmental-social-governance key targets and related roadmap, human resources, implementation and amendment of the Remuneration Policy, and the Remuneration Report; the Diversity Policy, the Profile for non-executive directors and Bilateral contact with shareholders.

Independence of the non-executive Directors
The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent.”
The Stellantis Board of Directors determined that, in 2022, six non-executive members of Stellantis’ eleven Board of Directors members qualified as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate Governance Code. The remaining directors, being John Elkann, Carlos Tavares, Robert Peugeot, Andrea Agnelli and Jacques de Saint-Exupery, did not qualify as independent for the purposes referred to in the preceding sentence.
The rules of the NYSE require that listed companies have a majority of independent directors, based on the NYSE independence standards. While Stellantis, as a foreign private issuer, is exempted from this rule, Stellantis’ board of directors determines on an annual basis which of its directors meet the NYSE independence requirements.

Pursuant to Section 303A of the NYSE Listed Company Manual, an independent director is a director who, as affirmatively determined by the board of directors, has no material relationship with the Company, either directly or as an officer, partner or stockholder of an entity that has a relationship with the company. A director will not be considered independent if:

•the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company;

•the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
• (1) the director is a current partner or employee of a firm that is the Company's internal or external auditor; (2) the director has an immediate family member who is a current partner of such a firm; (3) the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (4) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time;
•the director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or
•the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company's consolidated gross revenues.
Rule 10A-3 under the Exchange Act provides that no member of the Audit Committee may, other than in his or her capacity as a member of the Board of Directors or any committee thereof (including the Audit Committee):
•(i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (with limited exceptions for payments under a retirement plan with the Company); or
•(ii) be an “affiliated person” of the Company or any of its subsidiaries. The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. Directors who are also employees of the company and/or any of its affiliates as well as any executive officer, general partner or managing member of the Company or any of its affiliates and, generally, any shareholder owning more than 10 percent of the voting share capital of the Company would be “affiliated persons” under the Exchange Act.
For purposes of the Dutch Corporate Governance Code (2.1.8), a non-executive director is “independent” if, in short, neither the director, nor the director’s spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree: (i) is an employee or executive director in the five years prior to his or her appointment; (ii) receives personal financial compensation from the Company, or a company associated with the Company, other than the compensation received for the work performed as a non-executive director and in so far as this is not in keeping with the normal course of business; (iii) has, or has had in the year prior to his appointment, an important business relationship with the Company, or a company associated with it; (iv) is a member of the management board of a company in which an executive director of the Company is a supervisory director or a non-executive director; (v) has temporarily performed management duties during the previous twelve months in the absence or incapacity of the executive directors of the Company; (vi) has a shareholding in the Company of at least ten percent, taking into account the shareholding of natural persons or legal entities cooperating with him or her on the basis of an express or tacit, verbal or written agreement; or (vii) is a member of the management board or supervisory board, an executive director or non-executive director, or representative, of a legal entity which holds at least ten percent of the shares in the Company, unless such entity is a member of the same group as the Company.
Evaluation by the non-executive Directors
The non-executive Directors of Stellantis were responsible for supervising the Stellantis Board of Directors and its committees, as well as the individual executive and non-executive Directors of Stellantis, and are assisted by the ESG Committee in this respect.

Annually the Board of Directors, with a prominent role of the non-executive directors, reviews and discusses its own functioning and performance, and the functioning of its Committees and individual Directors. In 2022, the evaluation of the Board of Directors and its Committees consisted of a self-assessment facilitated by written questionnaires. The main topics of the questionnaire related to the composition, competence, performance, quality and timeliness of meeting information as well as oversight and involvement of the Board and the functioning of the Board Committees. In addition to the written questionnaires, the Senior Non-Executive Director and the Chairman held individual conversations with each of the Directors. Methodology and outcome of the assessment were discussed by the Board, which received the feedback and recommendations of the Senior Non-Executive Director and of the Chairman and discussed the overall functioning of the Board and of the individual Directors in a final meeting. The process took place in second part of 2022 and was concluded at the beginning of 2023. The overall conclusion on the composition and functioning of the Board is good and supportive and the Directors valued positively the open and constructive discussions as well as the discussions on purpose and long-term strategy. Adequacy of the size and composition of the Board and Committees as well as of the Board Regulations and the Charters of the Committees were confirmed. Effectiveness and organization of meetings and related agendas and involvement were positively assessed. Focus on strategic plan, strategy and brands, ESG matters, talent management and enterprise risk management was appreciated as a positive element. A conclusion that could be drawn on the basis thereof, as prescribed by the best practice provision 2.2.8 of the Dutch Corporate Governance Code, is that the Board would like to receive meeting materials well in advance of the relevant discussion and spend more time on certain of the topics discussed in the respective Committee meetings which will be addressed by selectively reserving more time in board meetings to matters considered of interest for the Board.

In accordance with the ESG Committee Charter in place in 2022, the ESG Committee assisted and advised the Stellantis Board of Directors with respect to periodic assessment of the performance of individual Directors. In this respect, the ESG Committee had, amongst others, in 2022, the duties and responsibilities to review the Board of Directors’ performance and the performance of its committees. Following its review, the ESG Committee confirmed the adequacy of the size and composition of the Board, of the Board Regulations and the Charters of the Committees. The Committee considered positively the individual Directors performance.

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
Also, pursuant to Stellantis’ Remuneration Committee Charter, in 2021 the Compensation Committee recommended the Amendment of the Remuneration Policy of the Board of Directors, also in view of the size of the Company following the merger, implemented and oversaw the Remuneration Policy as it applied to non-executive Directors of Stellantis, executive Directors of Stellantis and senior officers reporting directly to the executive Directors of Stellantis. The Remuneration Committee administered all the equity incentive plans and the deferred compensation benefits plans of Stellantis. On the basis of the assessments performed, the non-executive Directors determined the remuneration of the executive Directors of Stellantis. Furthermore, the Remuneration Committee recommended the review and approval of the Long Term Incentive Plan (“LTIP”) and one-time award for the CEO.
The non-executive Directors of Stellantis have supervised the performance of Stellantis’ Audit Committee, Remuneration Committee and ESG Committee.

REMUNERATION REPORT
This Remuneration Report provides an overview of our remuneration policy and practices, its application in 2022, and proposed future changes. It has been approved by the Remuneration Committee of the Board of Directors.
Letter from the Chairperson of the Remuneration Committee
Dear Shareholders,
I present Stellantis’ 2022 Remuneration Report and a new Remuneration Policy (“Policy”), on behalf of the Remuneration Committee of the Board of Directors. As a Board, we recognize remuneration is an important, sensitive, and complex issue for shareholders and wider stakeholders. The responsibility of retaining and attracting world class executives in a global corporation and ensuring an appropriate incentive structure, which delivers in the uncertain economic conditions we are living in, is challenging but it is a responsibility which we are fully committed in the interests of all stakeholders. Whilst the Board was pleased with the financial results which have been delivered after the merger, we were disappointed with the 2022 AGM advisory vote result of 47.9 percent of the 2021 Remuneration Report and have focused on seeking to improve support in the future. This has been a constructive year and we have consulted extensively with our shareholders to understand and reflect on this result. In response to the feedback we received, we improved the transparency of our Remuneration Report and proposed a number of changes for the new Policy.
We consulted with 56 percent of our institutional shareholders over the course of two rounds of engagement throughout 2022 and in early 2023. We sought feedback on the 2022 AGM vote and followed up to ask for feedback on a range of potential changes around disclosure of our executive remuneration and of changes to our Policy going forward. We also engaged with global proxy advisory organizations to share perspectives and gather additional feedback.
Our conversations throughout the outreach process proved that many shareholders shared common views about our 2021 Remuneration Report. The most expressed viewpoints, along with our response and actions, are summarized in short below:

Shareholder and Proxy Feedback	Stellantis Response
•Peer Group used for benchmarking and comparing executive remuneration is too US focused – debate around who Stellantis should be benchmarked against
•Showing why US peers are important as 48% of global revenues are from North America - a significant proportion of the business and competition for talent against US peers
•Explaining that CEO remuneration is more focused on similar sized global automotive companies of the peer group
•Including pay for performance analysis vs peers

•Insufficient disclosure of CEO’s one-time Transformation Incentive
•Enhancing transparency of the Award’s milestones/goals and how it is aligned with the Company’s long-term strategy and shareholders’ interests
•The design of the incentive reflects the Company’s bold strategy to transform itself to a sustainable mobility tech company – emphasizing the electrification and software of its vehicles, followed with its ambitious Dare Forward 2030 plan for carbon net zero by 2038.

•Long-term incentive (“LTI”) Plan is partially not subject to performance by awarding Restricted Stock Units (“RSUs”)	•Presenting a revised Policy, the LTI plan will consist of 100% Performance Share Units (“PSUs”) for the Executive Directors beginning with the 2023 grant
•Total Shareholder Return (“TSR”) allows for payout below median performance	•Effective with the 2023 LTI grant, the TSR metric does not allow for any vesting/payout for below-median performance
•Level of cash retention bonus for CEO in 2021	•No cash retention award was paid to the CEO in 2022
•Former FCA N.V. CEO termination package deemed excessive and insufficiently disclosed
•Stellantis had to honor the contractual agreement between the former FCA N.V. CEO and FCA N.V. prior to the merger
•Termination package was paid in 2022 and therefore is disclosed in this Remuneration Report

•Too many simultaneous changes to Executive Director compensation in 2021	•Changes designed to align compensation to challenges with newly merged company and transformation of the industry to electrification and technology •Disclosure for 2022 shows stability of plan design
As requested by our shareholders, we improved our overall disclosure and transparency with greater clarity on targets, how they are set, and on how performance drives outcomes. Furthermore, the proposed change to our Remuneration Policy removes RSUs from the LTI compensation (i.e., the LTI award includes 100 percent PSUs).
In order to allow for a more clear and specific feedback from the shareholders on the different matters reported this year, the shareholders will be requested to cast two advisory votes with respect to the Remuneration Report: one advisory vote on certain pre-merger legacy compensation matters (consisting in the fulfillment of obligations undertaken prior to the merger) and one advisory vote on the remainder of the report, which reflects post-merger compensation matters.
In light of the above, I hope that our shareholders vote in favor of this year’s Remuneration Report and Remuneration Policy. Based on our extensive consultation process with shareholders, we firmly believe that the changes introduced and greater transparency will be supported by shareholders. If the new Policy is not adopted with the required absolute majority of votes cast, we will be obligated to continue with our existing Policy which gives us limited scope to evolve our approach in line with shareholder views.

I would like to thank our shareholders for their insights and engagement over the past several months and welcome their feedback on this year’s Remuneration Report, which will be submitted for an advisory vote, and our Remuneration Policy as a binding vote, at our AGM on April 13, 2023. For more information, please refer to the AGM agenda at www.stellantis.com
Wan Ling Martello
Chair, Remuneration Committee
Our Company’s Performance
Since Stellantis was first formed on January 17, 2021, Stellantis has posted record results, accelerating the realization of merger synergies and building solid commercial performance, driven by clear focus on speed of execution since day one and continuing throughout 2022 under the leadership of its CEO, while leading the fast pace of transformation towards a sustainable tech mobility company.
After having unveiled its ambitious electrification and software plans in July 2021 with planned investments of more than €30 billion through 2025 and strong partnerships announced in battery technology, battery raw materials and software, Stellantis presented in March 2022 its Dare Forward 2030 Plan: a bold strategic plan that paves the way for the Company to achieve carbon net zero by 2038. The plan builds upon three fundamental pillars that will lead the Company to achieve its financial ambition of doubling our net revenues by 2030 (versus 2021) and sustaining double-digit adjusted operating income margins throughout the decade.
How did we perform?

2022 Performance

Net Revenues*

€180bn…**18%** ⇧

Adjusted Operating Income*

€23bn………….. **29%** ⇧

Margin of 13%… **120 bps** ⇧

Net Profit*

€16.8bn… **26%** ⇧

Industrial Free Cash Flow*

€10.8bn…………….**78%** ⇧

* as compared to 2021 Pro Forma results

★ Achievement of ≈ **€7.1bn** net cash synergies – exceeding the €5bn annual steady state target more than 2 years earlier than planned at the time of the merger

★ Strong industrial available liquidity at **€61.3bn**

How did we pay our CEO in 2022?
The chart below shows the actual annual compensation (cash and vested equity awards) paid to our CEO for the year ended December 31, 2022 as compared to the amounts paid for the year ended December 31, 2021. A significant portion of total compensation is based on our pay-for-performance principles - our annual bonus is based on achievement of annual goals and the value of the long-term incentive received depends upon three-year goal achievement and share price.
Our Approach to Executive Remuneration
Clear alignment between executive rewards and shareholder interests is central to our Remuneration Policy. Our pay-for-performance philosophy has strong links between rewards and results for both our short-term and long-term incentive plans.
The Remuneration Committee has a clearly defined process for setting stretch targets for our incentive compensation plans and a framework for decision-making around executive remuneration. A third-party, independent consulting advisor provides recommendations and information on best market practices for remuneration structure and design. The Committee had extensive discussions, supported by its external advisor, to review the composition and key drivers of remuneration.
Facilitated by the announcement of our Dare Forward 2030 strategic plan targets in March 2022 and in line with the feedback from our shareholders, the details of the milestone targets set for the CEO Transformation Incentive will be disclosed beginning with this Remuneration Report. This approach is an important step toward further increasing transparency.
The Remuneration Committee determines executive remuneration on the basis of a set of principles (as shown in the table below) that demonstrate clear alignment with shareholder and other stakeholder interests with the responsibility to ensure that executive remuneration is closely aligned with financial and strategic performance.

Principles of Executive Remuneration
Alignment with Stellantis Strategy	Compensation is strongly linked to the achievement of the Company’s disclosed performance targets.
Pay for Performance	Must reinforce our performance-driven culture and principles of meritocracy. Majority of pay is linked directly to Company performance through both short and long-term variable pay.
Competitiveness
Compensation will be competitive against the comparable global market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives. For purposes of determining the companies in our Peer Group, we must consider competitive pay practices across both the European and U.S. talent market.

Creating Long-term Shareholder Value	Performance targets triggering any variable compensation payment should align with the interests of shareholders and other stakeholders.
Compliance	Compensation policies and practices are designed to comply with applicable laws and corporate governance requirements.
Risk Prudence	The compensation structure and design should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company’s value.
Our Executive Remuneration Framework
The table below provides a high-level summary of the core elements of the remuneration for our Executive Directors:

Remuneration Element	Key Feature	Alignment to Strategy and Shareholder Interests	Design Changes for 2023 as a result of Shareholder feedback
Base Salary	Market-based fixed cash compensation set competitively to large global automobile manufacturers with the peer group.	Set at a level to attract, motivate and retain the best talents in global and/or regional markets.	No change.
Short Term Incentive Plan - Stellantis Annual Incentive Plan (“SAIP”)	Paid annually in cash; the CEO’s target opportunity is 200% of base salary and maximum opportunity is 400% of base salary. Board Chair is not eligible.	Incentivize delivery of performance against our pre-established and challenging annual strategic and financial goals.	No change.
Long Term Incentive Plan (“LTI” Plan)	Equity Units: Conditional rights on ordinary shares, with 75% PSUs subject to a three-year vesting schedule and three-year performance targets and 25% RSUs subject to a three-year vesting schedule.	Incentivize delivery of financial performance and creation of sustainable long-term value; demonstrates long-term alignment with shareholder interests.
Effective with the 2023 LTI grant:
1.Equity awards under the Plan will consist of 100% PSUs for Executive Directors, subject to approval of the Remuneration Policy at the 2023 AGM.
2.No payout from the TSR metric for below median performance.

Share Ownership and Retention Guidelines
Executive Directors:

Six x Annual Base Salary

Required to retain 100% of net, after-tax shares of Common stock issued upon vesting and settlement of any equity awards granted until the fifth anniversary of the grant date of such award.
		Establishes long-term alignment with shareholders; promotes focus on management of company risks.	No change.
Retirement Benefits	Defined contribution retirement savings plan that is available to the CEO and all employees in the country of employment. The Board Chair participates in a retiree health care benefit plan.	Provides appropriate retirement savings designed to be competitive in the relevant market.	No change.
Other Benefits & Allowances	Executive Directors may receive usual and customary fringe benefits such as severance, company vehicles, security, medical insurance, tax preparation, financial consulting and tax equalization.	Recognizes competitive practices.	No change.
CEO Transformation Incentive	One-time cash incentive with payout upon the achievement of innovative milestones/goals during a five-year period (2021-2025).	Designed to achieve results within an aggressive timeline toward carbon neutrality in mobility and technology competitive within the dynamic industry.	Improved disclosure in Remuneration Report. No future one-time incentives are planned.
CEO Shareholder Return Incentive	One-time equity incentive with payout if share price appreciates at least 80% for sixty consecutive days during a five-year period (2021-2025).	Directly aligned with Shareholder return on investment (absolute TSR).	Improved disclosure in Remuneration Report. No future one-time incentives are planned.
Aligning Company Strategy with our Remuneration Framework
Our philosophy, approach and delivery of remuneration is strongly linked to the Company’s performance and interests of our shareholders. All elements of our compensation structure are market-driven with a significant portion (88.9 percent) of overall compensation (base salary, short-term incentive and long-term incentive) subject to performance risk for our CEO. The long-term incentive, Transformation Incentive and Shareholder Return Incentive are aligned with the long-term success and sustainability of Stellantis as it competes in a dynamic industry undergoing a significant transformation driven by electrification and software technologies.

Our Compensation Peer Group
The Remuneration Committee reviews each year the compensation peer group for compensation comparisons and makes any updates as needed to align with the established criteria and Company strategy. Additional companies may be considered for benchmarking particular executive/director compensation when necessary.
The Committee strives to identify a peer group that best reflects all aspects of Stellantis’ business and considers our global footprint, revenue, and market capitalization and/or enterprise value. It is important to note that to attract and retain our top executive talent, we need to consider a blend of both U.S. and European companies - as a significant portion of our business, revenue and profitability is driven by both regions. Given its global footprint, Stellantis N.V. needs to be considered a global company. The illustration below shows the financial impact of each region in terms of approximate percentages of global Net revenue and Adjusted Operating Income, our measure of profitability:

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
For 2022, the peer group approved by the Remuneration Committee is shown below (unchanged from 2021):

US Companies		European Companies
•Boeing	•General Dynamics	•Airbus	•Renault
•Caterpillar	•General Electric	•ArcelorMittal	•Siemens
•Chevron	•General Motors	•BASF	•ThyssenKrupp
•Deere	•Honeywell	•BMW	•Total
•Exxon Mobil	•Lockheed Martin	•Continental	•Volkswagen
•Ford	•Raytheon Technologies	•Mercedes-Benz (formerly Daimler)	•Volvo
We review each element of compensation compared to the market and generally target our total direct compensation for Directors (for Executive Directors - base salary, short-term incentives and long-term incentives, and for Non-Executive Directors - retainers, meeting fees, committee service), on average, to be at or near market median. Although we include large global non-automotive companies in our peer group, the remuneration used to benchmark Executive Director remuneration considers only the similarly sized global automotive companies of our peer group (Volkswagen, Mercedes-Benz, BMW, Renault, Ford and General Motors).
In addition, we consider Stellantis’ relative size and scope against those of our peers in assessing and setting our pay levels and program designs for our Directors. An individual compensation element or an individual’s total direct compensation may be positioned above or below the market median because of his or her specific responsibilities, experience, and performance.
Pay for Performance
A key characteristic of Stellantis’ Remuneration Policy is pay for performance. All elements of our compensation structure – base salary, incentive compensation and benefits, are benchmarked with our Peer Group and are designed to align in driving shareholder value.
We believe it is important to look at how our CEO’s realizable pay compares to the Company’s performance. To evaluate how the executive compensation program is delivering value for shareholders, we analyze the alignment between CEO pay with Company’s performance (in 2021) relative to the peer group. Since the financial performance data of our peers is not publicly available at the time of this report’s release, the pay-for-performance analysis reflects a one-year lag.
Given that 2021 was Stellantis’ inaugural year, we considered actual total cash compensation (base and bonus). Long-term incentive compensation was not considered in the analysis (for Stellantis and the peer companies) since Stellantis did not have any LTI awards vest in 2021 (merger to form Stellantis was in 2021).
Executive Pay: Actual Total Cash Compensation in 2021
•Base salary received
•Actual short-term incentive bonus: Bonus amount earned based on 2021 performance (paid in 2022)
•Long-term incentives and unique, one-time awards were not considered for Company and peers
Performance:
•2021 EBIT and Free Cash Flow as reported per each peer company’s most recent fiscal year end

The following charts illustrate the relative ranking of 2021 actual Total Annual Cash Compensation for Stellantis’ CEO as compared to 2021 EBIT and 2021 Free Cash Flow. In summary, Stellantis’ 2021 Pro Forma Adjusted Operating Income (as compared to EBIT) and 2021 Pro Forma Industrial Cash Flow (as compared to Free Cash Flow) were among the highest in the peer group (fourth and second in the group, respectively) while 2021 total annual cash compensation was the highest in the peer group.
Pay for Performance Chart - EBIT
The shaded area in each graph denotes pay for performance alignment. Based on one-year EBIT performance, Stellantis’ CEO’s 2021 actual total cash compensation was aligned with its relative performance ranking.

Pay for Performance Chart – Cash Flow
The shaded area in each graph denotes pay for performance alignment. Based on one-year Free Cash Flow performance, Stellantis’ CEO’s 2021 actual total cash compensation was aligned with its relative performance ranking.
Risk Assessment
The Remuneration Committee reviews the compensation program on an ongoing basis to evaluate whether it supports the Company’s Remuneration Policy and its principles annually. The Remuneration Committee’s compensation consultant reports a risk assessment of the executive compensation structure including, but not limited to, its incentive program design. Our compensation practices include the following, each of which we believe reinforces our compensation objectives:

What we do:	What we do not do:
•Pay for performance by structuring a significant percentage of target compensation in the form of variable, at risk compensation within Stellantis	•We do not offer remuneration which encourages our Executive Directors and non-Executive Directors to take any unnecessary or excessive risks or to act in their own interests
•Predetermined stretch performance goals for incentive pay programs	•We do not reward for performance below threshold
•We align goals and values organization-wide through incentive pay and rigorous performance management	•We do not have excessive pay programs
•Incorporate ESG goals into our short-term and long-term incentive plans	•We do not allow hedging, pledging or short-selling of our securities
•Market comparison of Executive Director and non-Executive Director remuneration against relevant peers	•We do not pay out guaranteed bonuses
•Conduct a rigorous and detailed analysis of CEO pay and Company performance against our peers	•We have no excessive perquisites
•We consider pay ratios within the Company in establishing Executive Directors’ pay
•Use of an independent compensation consultant reporting directly to the Remuneration Committee
•We have robust stock ownership and share retention guidelines
•We have clawback policies incorporated into our incentive plans
•“Double-trigger” vesting of equity awards upon a change of control

2022 Remuneration
The chart below shows the actual compensation (cash, vested equity awards) paid to our CEO for the year ended December 31, 2022 as compared to the amounts paid for the year ended December 31, 2021:

Year	Base Pay	Annual Bonus	Vested LTI	Legacy Retention Bonus	Pension Contribution	Total
2022	€2,000,000	€7,480,000	€3,073,489	€0	€2,370,000	€14,923,489
2021	€1,986,290	€7,516,000	€3,498,096	€1,700,000	€2,375,573	€17,075,959
Table 1 provided below does not reflect the compensation paid to our CEO in 2022. The post-retirement benefits expense reflects pension contributions for deferred retirement income, and the fringe benefits show the value of Company payments for services or benefits provided under the terms of the CEO agreement and are considered competitive in the market. The LTI reflects the accounting expense recognized during each period – not the actual LTI awards received upon vesting. Under IFRS, an award with market-based vesting conditions, which is the case for the LTI with TSR targets, is fair valued at grant date. The grant date fair value of the award is then recognized as expense over the vesting period irrespective of whether the market-based vesting condition will be satisfied or not.

Director’s Total Remuneration in 2022
The following table summarizes the remuneration of the members of the Board of Directors for the year ended December 31, 2022.

			Fixed Remuneration			Variable Remuneration
Directors of Stellantis	Office Held	Year	Base salary/ Fees	Fringe benefits		Short-term incentive	Long-term incentive		Post Retirement Benefits Expense	Other Compensation		Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
ELKANN John Philipp	Chairman	2022	€951,519	€1,124,290	(1)		€3,774,242	(2)				€5,850,052	35%	65%
		2021	860,226	750,877			6,272,982	(3)				7,884,085	20%	80%

TAVARES, Carlos	CEO	2022	2,000,000	14,345	(1)	€7,480,000	11,594,661	(4)	€2,370,000			23,459,006	9%	91%
		2021	1,986,290	4,038		7,516,000	5,571,606		2,375,573	€1,700,000	(5)	19,153,507

PEUGEOT, Robert	Vice Chairman	2022	205,000	14,595	(6)							219,595	100%	0%
		2021	196,191	7,591								203,782

AGNELLI, Andrea	Director	2022	210,000	13,022	(6)							223,022	100%	0%
		2021	216,565	9,571								226,136

CASTRIES, Henri de	Director	2022	275,000	15,010	(6)							290,010	100%	0%
		2021	263,184	10,541								273,725

CICCONI, Fiona Clare	Director	2022	210,000	17,611	(6)							227,611	100%	0%
		2021	200,978	7,083								208,061

DUFOURCQ, Nicolas (7)	Director	2022	-	-								-
		2021	-	-								-

GODBEHERE, Ann Frances	Director	2022	225,000	3,106	(6)							228,106	100%	0%
		2021	215,335	13,123								228,458

MARTELLO, Wan Ling	Director	2022	220,000	14,440	(6)							234,440	100%	0%
		2021	210,547	10,999								221,546

SAINT-EXUPERY, Jacques	Director	2022	200,000	1,853	(6)							201,853	100%	0%
		2021	191,406	7,030								198,436

SCOTT, Kevin	Director	2022	205,000	13,702								218,702
		2021	196,191	7,307	(6)							203,498	100%	0%
			€4,701,519	€1,225,579		€7,480,000	€15,368,903		€2,370,000			€31,152,396
________________________________________________________________________________________________________________________________________________
(1) The stated amount includes the use of transport, tax services and insurance premiums
(2) The stated amounts represent the Company's 2022 expense relating to the grants issued to the Chairman under the Stellantis N.V. Equity Incentive Plan (or successor plan)
(3) The stated amount represents the Company's 2021 expense relating to the grants issued to the Chairman under the Stellantis N.V. Equity Incentive Plan (or successor plan). Included in this amount is the expense relating to the conversion of unvested PSU units from the 2019 and 2020 grants to unvested RSU units consistent with the treatment approved by the Board of Directors and approved by the shareholders as part of their approval of the merger and as set forth in the Combination Agreement
(4) The stated amounts represent the Company's 2022 expense relating to the grants issued to the CEO under the Stellantis N.V. Equity Incentive Plan (or successor plan). Included in this amount is €4,293,085 relating to the CEO Shareholder Return Incentive 2021-2025 Award, a description of which is provided in the Long Term Incentive section of the Remuneration Report
(5) The stated amount represents a retention award equal to one year's base salary (prior to the merger) as approved by Groupe PSA shareholders at the General meeting held on June 25, 2020. This award was paid in 2021
(6) The statement amounts include the use of transport and tax services
(7) In accordance, with internal regulations of Bpifrance S.A., the Company at which Mr. Dufourcq serves as Chief Executive Officer and Executive Director, Mr. Dufourcq does not receive any remuneration for the performance of his duties as a Director of Stellantis

Base Salary
We provide competitive base salaries to compensate our Executive Directors for their primary roles and responsibilities, and to provide a stable level of annual compensation. Actual salary levels are based on the Executive Director’s role, level of responsibility, experience, individual performance, future potential and market value.

Executive Director	2022 Annual Base Salary
John Elkann, Board Chair	$1,000,000
Carlos Tavares, Chief Executive Officer	€2,000,000
There were no increases in base salary to the Executive Directors in 2022, nor planned for 2023.
2022 Stellantis Annual Incentive Plan (SAIP)
The SAIP provides approximately 56,000 employees, including our CEO, with a cash incentive for the achievement of specific annual targets for a set of financial and non-financial performance measures. The SAIP threshold, target and maximum opportunity for our Executive Directors is shown below:

Executive Director	2022 Annual Incentive Target Opportunity (as a % of base pay)
	Threshold	Target	Maximum
John Elkann, Board Chair	Not Eligible	Not Eligible	Not Eligible
Carlos Tavares, Chief Executive Officer	50%	200%	400%
All performance-related goals were approved by the Remuneration Committee before the end of the first quarter of 2022. Goals include both financial and strategic goals important for Company to achieve during 2022. Financial goals are based on the annual budget developed in-line with the long-term Dare Forward 2030 strategic plan. The 2022 SAIP also included a payout trigger whereby if the triggering metric is not achieved during the performance year, no annual incentive is payable - regardless of whether the other financial or non-financial metrics performed above the respective thresholds.
2022 Payout Trigger
For any SAIP award to be paid, the Company must have positive Industrial Free Cash Flow for 2022. If this trigger is not achieved, no SAIP award is paid, regardless of achievement of any of the other metrics.
2022 SAIP Metrics

Measure	Weighting	How performance is calculated
AOI	25%	SAIP financial targets are based on the annual budget developed in-line with the long-term Dare Forward 2030 strategic plan.
Industrial Free Cash Flow	25%
Synergies (less implementation costs)	30%
Quality	20%	Measured by product quality rates and service quality customer satisfaction. Goals set at beginning of the performance year which reflect improvement from prior year.
Performance below the threshold will result in a zero payout for that particular metric.

Adjusted Operating Income
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
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers. Refer to “FINANCIAL OVERVIEW - Non-GAAP Financial Measures” included elsewhere in this report for additional information.
Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities, contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. Refer to “FINANCIAL OVERVIEW - Non-GAAP Financial Measures” included elsewhere in this report for additional information.
Synergies (less implementation costs)
This is a crucial goal to ensure we deliver value from the merger between FCA N.V. and Groupe PSA. Synergies are measured net of implementation costs and considered on a cash basis.
Quality
Measured by failure rates and service customer satisfaction rates:
•Failure Rate corresponds to number of incidents after 3 months in service (repaired under warranty in the network). Based on feedback from customers on models marketed by Company globally and regarding the number of cars produced during the same period; and
•Customer satisfaction rate for New Vehicles (“NV”) & After Sales (“AFS”) correspond to the percentage of customers who rated their experience by giving a recommendation quote - based on Net Promoter Score (“NPS”)
2022 Annual Bonus Performance Target Setting
The Remuneration Committee selects ambitious targets using the year’s annual budget which considers opportunities and headwinds facing the Company and industry. Included in the review process is a comparison with prior year’s goal-setting and actual results. The chart below shows how the 2022 SAIP targets compare with 2021 SAIP targets and actual performance. The 2022 performance targets and maximums represent a continuation of the record results achieved in 2021, while continuing to invest for Dare Forward 2030 targets.

Metric	2021 Targets	2021 Actual Performance	2022 Targets
AOI	Threshold: 5.3% Target: 6.6% Maximum: 7.5%	10.3%	Threshold: 9.0% Target: 10.0% Maximum: 12.1%
Industrial Free Cash Flow	Threshold: €3.0bn Target: €3.5b Maximum: €4.9bn	€6.1bn	Threshold: €2.5bn Target: €3.5b Maximum: €8.1bn
Synergies (less implementation costs)	Threshold: €0.7bn Target: €0.9b Maximum: €1.1bn	€3.2bn	Threshold: €3.6bn Target: €4.5b Maximum: €5.0bn
Quality •Failure Rate •Customer Satisfaction	Not Disclosed	Not Disclosed	•Failure Rate target set at a stretch 24% improvement from 2021 •Customer Satisfaction Target set a stretch 5.2% improvement from 2021
Please note that the 2023 annual bonus plan will include the additional ESG metric of reductions in carbon emissions principally through the growth in production and sales of electric vehicles.
2022 SAIP Performance Results
In 2022, the Company achieved the payout trigger with a positive free cash flow. As a result, the amount of the 2022 SAIP payable to the CEO was determined as follows:

SAIP Performance Metric	Weight	Threshold	Target	Maximum	Actual	SAIP Result
Adjusted Operating Income	25%	<9.0%	10.0%	12.1%	13.0%	200%
Industrial Free Cash Flow	25%	€2.5bn	€3.5bn	€8.1bn	€10.8bn	200%
Synergies	30%	€3.6bn	€4.5bn	€5.0bn	€7.1bn	200%
Quality – 3 metrics
Failure Rate 3MIS kppm	10%	ND*	ND*	ND*	ND*	127%
Customer Satisfaction – NPS NV	5%	ND*	ND*	ND*	ND*	200%
Customer Satisfaction – NPS AFS	5%	ND*	ND*	ND*	ND*	84.9%
Total Payout Percentage:						187%
* Quality metrics information is deemed to be commercially sensitive information and the Company has therefore decided to not disclose the specific performance ranges and results
The performance results determine the amount of the SAIP award for the CEO by multiplying the Base Pay by 200 percent (SAIP Target Opportunity Level) and the payout percentage above. The table below provides the payout of the CEO’s 2022 SAIP relative to the incentive plan’s performance/payout range.

	Base Salary	Annual Cash Bonus Range				Actual 2022 SAIP Payout
		Below Threshold	Threshold	Target	Maximum
Carlos Tavares	€2,000,000	€ 0	€2,000,000	€4,000,000	€8,000,000	€7,480,000
Long Term Incentive (“LTI”) Plan
Our equity-based incentive awards are tied to Company performance and the future value of our common stock. These awards are intended to focus executive behavior on our longer-term interests because today’s business decisions affect the Company over several years.

The Remuneration Policy sets out the operation of the LTI Plan. The design incorporates annual rolling grants directly linked to a three-year performance and vesting period. The annual LTI Plan award value for 2021 and 2022 grants consists of 75 percent of PSUs and the other 25 percent through restricted stock units (“RSUs”). We believe both PSUs and RSUs are forms of performance-based incentive compensation because both provide direct alignment with shareholder interests and the ultimate value realized fluctuates based on stock price performance. Each PSU and RSU award cliff vests after three years.
As requested by our Shareholders during our outreach campaign, grant awards beginning with the 2023-2025 LTI Plan will consist of 100 percent PSUs for our Executive Directors and top management, subject to approval of the Remuneration Policy at the 2023 AGM.
The LTI Plan covers approximately 1,600 employees, including our Executive Directors. The LTI Plan target opportunity for our Executive Directors is determined as a percentage of base pay as shown below:

Executive Director	2022 Long-Term Incentive Target Opportunity (as a % of base pay)
John Elkann, Board Chair	300%
Carlos Tavares, Chief Executive Officer	600%
2021-2023 LTI & 2022-2024 LTI Plans
The actual payout of PSUs depends on meeting strategic, long term Company performance goals. The 2021-2023 LTI and 2022-2024 LTI Plans maintained the same performance metrics for PSUs. The process for setting targets for the LTI Plan starts with our Company strategy, which is generally formulated every three years, and our three-year financial plan, which is updated annually.

Measure	Weighting	How performance is calculated
Relative Total Shareholder Return	40%	Relative TSR performance as compared to peer group of companies. over a 3-year period.
Synergies (less implementation costs)	40%	Cumulative cash synergies net of implementation costs realized over the three-year period. Maximum payout for this metric is 100%.
The CO2 emissions reduction metric (weighted at 20% of the LTI) has two components equally weighted:
CAFE Compliance	10%	Must be compliant in each year of the 3-year period with the Europe Corporate Average Fuel Economy (CAFE). Failure to comply in any one year will result in no payout for this metric.
Electrification of Vehicle Nameplates	10%	Projected number of EV nameplates at the end of a 3-year period. Maximum payout for this metric is 100%.
Because the 2021 and 2022 PSU grants have a three-year performance period, performance objectives and performance results will not be disclosed until the end of the respective performance periods. We are not disclosing the LTI PSU objectives now because such information would provide competitors with insight into our business plan that could substantially harm Stellantis’ business interests. At the time the Remuneration Committee approved these targets, the Committee believed the targets to be ambitious and achievable while incentivizing executives to exceed expectations.
Total Shareholder Return
The relative TSR metric constitutes a market performance condition relative to eleven of the larger OEMs (“TSR peer group”) and a payout scale subject to certain thresholds depending on the stock price appreciation plus dividends and any other shareholder distribution over each cumulative performance period of the Company in comparison with the companies forming part of the TSR peer group.
The TSR peer group consists of Volkswagen AG, Toyota Motor Corporation, Mercedes-Benz, General Motors Company, Ford Motor Company, Honda Motor Co. Ltd., BMW Group, Nissan Motor Corporation, The Hyundai Motor Company, Renault SA, and Kia Motors Corporation.

The table to the right provides the payout scale based on TSR performance during the 3-year performance period of 2021-2023 & 2022-2024 LTI plans.

Note: As a result of our Shareholder outreach campaign, beginning with the 2023-2025 LTI plan, the TSR payout scale will no longer pay below median (Rank #6) performance.

Stellantis Rank	Payout % of Target
1	200%
2	175%
3	150%
4	125%
5	100%
6	75%
7	50%
8	25%
9	—%
10	—%
11	—%
12	—%

Merger Synergies less implementation costs
The metric related to merger synergies less implementation costs on a cash basis; provides for a 50 percent payout of the target amount and shall be met if the Company reaches threshold performance of the synergy target, up to a maximum of 100 percent payout at target achievement. Note that this merger synergies metric will no longer be included in the LTI Plan design beginning with the 2023 LTI grant.
ESG Metric: CO2 Emissions Reduction
The CO2 emissions reduction metric has two components equally weighted: Europe Corporate Average Fuel Economy (“CAFE”) Compliance and a goal to increase the percentage of electrical vehicle nameplates in the U.S. and European markets.
For a payout to occur under the Europe CAFE Compliance, the Company must remain compliant in each of 2021, 2022 and 2023 calendar years. If the Company misses a target in any one year, there will be no payout for this metric.
The target for the electrification of vehicle nameplates is based on the availability of battery electric vehicles, plug-in hybrid electric vehicles, and hybrid electric vehicles in the U.S. and European markets. A payout of 50 percent will occur when threshold performance is achieved, up to a maximum of 100 percent payout at target achievement.
CEO Transformation Incentive 2021-2025
Beginning in 2021, Stellantis launched its bold strategy to transform itself to a sustainable mobility tech company – emphasizing the electrification and software of its vehicles, followed with its ambitious Dare Forward 2030 plan for carbon net zero by 2038.
Given the challenges that the automotive industry is facing with the transformation in global mobility, technology and the electrification of vehicles, and in recognition of Mr. Tavares’ essential role in leading Stellantis through the merger, on June 30, 2021, as provided under the terms of the Remuneration Policy, the Remuneration Committee recommended, and the Board approved, a one-time transformation incentive for the CEO. The design of the incentive, through the Remuneration Committee’s comprehensive and thoughtful consideration, reflects direct alignment between the Company’s direction of delivering value to Shareholders through the critical merger and integration period while successfully positioning the Company as a global leader in the innovation of electrification of mobility in the industry. It was for this reason that the one-time incentive was defined and awarded in 2021 (after the creation of Stellantis from the merger) - to lock-in long-term goals over a critical five-year performance period.
The transformation incentive award consists of a cash reward (“Transformation Incentive”) upon the achievement of significant and strategic innovation milestones over a five-year period and an equity reward (“Shareholder Return Incentive”) based on creating shareholder value through stock appreciation. Both rewards are considered “at-risk” with aggressive target setting in a very demanding context for the industry.
Transformation Incentive
The Transformation Incentive provides 250,000 performance cash units (“PCUs”) with a target value of €25,000,000. The amount of the incentive is determined upon the achievement of up to seven key innovative milestones in the development and execution of software engineering advancements and vehicle electrification by December 31, 2025. These milestones are critical in executing our strategic Dare Forward 2030 plan for carbon net zero by 2038. No incentive is paid until the second milestone is achieved.

As requested by our Shareholders during our 2022-2023 outreach campaign, we have disclosed the seven strategic milestones of the Transformation Incentive below.
Any cash award will be paid after the respective vesting and achievement of the above milestone(s) as reviewed and approved by the Remuneration Committee. The process for validating the achievement of each milestone includes the following:

1.	Milestone Validation
•Company’s Human Resources and the business owner responsible for the milestone confirms that the milestone was achieved.
•Minutes/documentation necessary to support achievement, subject to internal audit verification.

2.	Milestone Assessment	•Detailed information about milestone achievement provided to Remuneration Committee for review and assessment.
3.	Committee Validation	•Committee makes determination that milestone was successfully achieved (vesting of the award).
4.	Incentive Payout	•Incentive is settled in cash no later than sixty days from vesting event. •CEO must remain in continuous employment throughout the achievement of each milestone.
The performance-based vesting conditions for the Transformation Incentive is shown below:

Innovative Milestone Achieved during the 5-year Performance Period	Cash Award (percentage of Target Value)
0-1	0%
2	20%
3	40%
4	80%
5	120%
6	160%
7	200%
As of December 31, 2022, the European LEV Sales Mix milestone was achieved. In accordance with the above vesting schedule, no payout of the Transformation Incentive was made in 2022.
Shareholder Return Incentive
The Shareholder Return Incentive is directly aligned with shareholder interests as the incentive becomes vested only in the event shareholders gain at least an 80 percent return on investment. The Shareholder Return Incentive provides at target an equity grant of 1,000,000 PSUs to the CEO, based on the absolute TSR from the merger date to December 31, 2025.

How is the stock measured for purposes of the Shareholder Return Incentive?
The absolute TSR is measured using the average split-adjusted closing price per share over sixty consecutive trading days measured against the average split-adjusted closing price per share over twenty consecutive trading days from January 18, 2021.The share price is measured using the share price reported on the Euronext Milan.
Continuous Employment and Additional Holding Requirement
To receive any incentive, the CEO must remain continuously employed with the Company through January 17, 2026. If the performance metric is satisfied during the five-year period, the PSUs will vest on January 17, 2026 with 50 percent of any payout subject to an additional two-year holding period (until January 17, 2028).
Other Benefits
Retirement Plan: The CEO participates in a defined contribution plan. The Company makes annual contributions equal to 25 percent of base salary and annual bonus paid to his retirement account. Fifty percent of the contribution shall be attributable to tax payment and the remaining fifty percent directly to his retirement fund. The Board Chair does not participate in a retirement plan sponsored by the Company.
Health Care: The CEO participates in the same health care plan as other local based salaried employees. The Company provides health care coverage for the Board Chair who is eligible for a retiree healthcare plan as provided to other executives in Italy which provides for a reimbursement of a portion of health care costs incurred in retirement. Both Executive Directors participate in a comprehensive annual physical exam.
Severance Benefits: Pursuant to a service agreement between the CEO and the Company and in accordance with of Dutch Corporate Governance Code, a severance benefit equal to one-year’s base salary would be provided in the event of termination of employment by the Company without cause. Severance benefits do not include any acceleration of equity awards.

Detail and compensatory value of the above and other benefits and/or perquisites provided or paid in 2022 are included in Table 1 of this Remuneration Report.
Share Plans Grant to Directors
The following table provides an overview of the share plans held by Executive Directors for the year ended December 31, 2022:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date	Number of Units Granted	Fair Value at Grant Date(3)	Vesting Date	End of Holding Period (4)	Opening Balance - January 01, 2022	Shares Granted	Shares Vested (5)	Closing Balance	Long Term Incentive Expense
ELKANN, John Phillip, Chairman	2019 LTI RSU (1)	2019- 2021	May 15, 2019	558,480	€7,376,023	May 1, 2020 May 1, 2021 May 1, 2022		257,190	-	257,190	-	€537,403
	2020 LTI RSU (1)	2020-2022	May 1, 2020	382,560	€2,968,739	May 1, 2023	May 1, 2025	477,106	-	-	477,106	€1,841,437
	2021 LTI RSU	2021-2023	April 15, 2021	42,580	€618,558	April 15, 2024	May 1, 2026	42,580	-	-	42,580	€220,415
	2021 LTI PSU	2021-2023	April 15, 2021	127,900	€1,970,632	April 15, 2024	May 1, 2026	127,900	-	-	127,900	€787,657
	2022 LTI RSU	2022-2024	May 15, 2022	54,950	€580,959	May 15, 2025	May 15, 2027		54,950		54,950	€89,160
	2022 LTI PSU	2022-2024	May 15, 2022	164,840	€1,686,462	May 15, 2025	May 15, 2027		164,840		164,840	€298,170

TAVARES, Carlos CEO	2018 LTI RSU	2018 -2020	April 09, 2018	130,000	€2,568,800	April 10, 2021 April 10, 2022		120,919		120,919	-	€55,101
	2019 LTI RSU	2019- 2021	May 20, 2019	130,000	€2,299,440	May 23, 2022 May 23, 2023		205,560	-	102,780	102,780	€302,776
	2020 LTI RSU	2020-2022	May 11, 2020	80,000	€826,880	May 11, 2023		144,638	-	-	144,638	€339,286
	2021 LTI RSU	2021-2023	April 15, 2021	204,180	€2,956,526	May 15, 2024	May 15, 2026	204,180	-	-	204,180	€1,056,936
	2021 LTI PSU	2021-2023	April 15, 2021	612,700	€9,484,596	May 15, 2024	May 15, 2026	612,700	-	-	612,700	€3,773,243
	2021 CEO PSU (2)	2021-2026	June 28, 2021	1,000,000	€19,560,000	January 17, 2026	January 17, 2028	1,000,000	-	-	1,000,000	€4,293,085
	2021 LTI RSU (6)	2021-2023	October 1, 2021	10,190	€143,068	October 1, 2024	May 1, 2026	10,190	-	-	10,190	€51,158
	2022 LTI RSU	2022-2024	May 15, 2022	232,220	€2,584,366	May 15, 2025	May 15, 2027		232,220	-	232,220	€396,623
	2022 LTI PSU	2022-2024	May 15, 2022	696,650	€7,502,483	May 15, 2025	May 15, 2027		696,650	-	696,650	€1,326,453
(1) Consistent with the treatment approved by the Board of Directors and approved by the shareholders as part of their approval of the merger and as set forth in the Combination Agreement, unvested PSU units from the 2019 and 2020 grants were converted to unvested RSU units. The Fair Value at Grant Date for these awards is as previously reported in prior year's Remuneration Reports
(2) CEO Shareholder Return Incentive 2021-2025 Award provided under the terms of the Remuneration Policy and approved by the Board
(3) Fair Value at Grant Date is calculated as described in Note 19, Share-based compensation, within the Consolidated Financial Statements included elsewhere in this report
(4) In 2019, the Board approved holding requirements for the Executive Directors effective for grants issued after January 1, 2020. The grant issued to the Chairman in 2019 is not subject to these holding requirements. Grants issued to the CEO prior to the merger are not subject to these guidelines
(5) The fair market value of the shares that vested during 2022 for the Chairman was €3,626,379 and the fair market value of the shares that vested during 2022 for the CEO was €3,074,553
(6) Amount reflects additional RSUs pursuant to the €1 billion extraordinary distribution on Stellantis common shares, contemplated by the combination agreement and approved at the Annual General Meeting of Shareholders of Stellantis held on April, 15, 2021. Refer to Note 19, Share-based compensation, within the Consolidated Financial Statements included elsewhere in this report for additional information
Non-Executive Board of Directors Compensation
Non-executive Directors receive cash retainers; they do not receive Board meeting fees and are not eligible for variable compensation or any incentive plans based on Company performance. Non-Executive Directors are eligible to receive one vehicle rotated annually and discounts on purchases and leases of vehicles (same discounts as for eligible employees). Vehicle benefits are subject to taxes for imputed income. Non-Executive Directors are not entitled to receive benefits in case of termination from the Board.

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
Other Remuneration Matters
Compliance with Remuneration Policy
The remuneration paid to Executive and Non-executive Directors for 2022 as provided under this Remuneration Report was done in line with the Remuneration Policy approved by Shareholders at the April 15, 2021 Annual General Meeting.
Note that as a result of shareholder feedback, a proposal to amend the Remuneration Policy to award only PSUs in the long-term incentive plan will be made to shareholders at the 2023 AGM. If the new Policy is approved, the change would take effect with the 2023 LTI equity grant.
Derogations and deviations from Remuneration Policy
There were no deviations from the Remuneration Policy in 2022.
Terms of Engagement
The CEO is employed by the Company on the basis of a service agreement for a five-year period ending on April 15, 2026, subject to any earlier termination by either party. The Company and the Board Chair has entered an agreement which continues for an indefinite term, subject to shareholder approval and Company governing documents. Additional details regarding remuneration for the Executive Directors can be found in this Report and in the Remuneration Policy.
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
The Chairman and CEO are subject to stock ownership guidelines which require owning shares with an aggregate value of not less than six times base salary. Non-executive Directors are required to own shares with an aggregate value of not less than one year of the retainer fee. All are required to meet their required level of ownership within five years. As of December 31, 2022, the Executive Directors have satisfied the stock ownership guideline requirement.
The Chairman and CEO are required to retain 100 percent of net, after-tax shares of common stock issued upon vesting and settlement of any equity awards granted until the fifth anniversary of the grant date of such award.

Clawback Policy
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. Pursuant to the terms of the Equity Incentive Plan (“EIP”), the Company may recover, or clawback, incentive compensation, including the ability to retroactively adjust if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In the financial year 2022, no situation occurred where variable remuneration has been, or had to be, reclaimed.
Insider Trading Policy / Security Hedging Provisions
The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The insider trading policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The insider trading policy also restricts trading by specified individuals to defined window periods which follow the Company’s earnings and revenue releases.
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
For purposes of providing historical information, the information included in the table below for years 2018 through 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes personnel cost and average number of employees of FCA N.V. prior to the merger:

Employees excluding Executive Directors	2022	2021	2020(1)	2019(1)	2018(1)	5 years average
Personnel cost (€ billion)	18.2	17.1	10.3	11.4	11.7	12.4
Average number of employees	282,926	292,432	191,703	198,770	203,120	216,613
Average employee compensation (€)	64,328	58,475	53,729	57,353	57,601	57,308
____________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

For purposes of providing a five-year trend of the CEO’s pay ratio, the information included in the table below for years 2018 through 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes CEO compensation and average employee compensation of FCA N.V. prior to the merger:

	2022	2021(1)	2020(2)	2019(2)	2018(2)	5 years average
CEO compensation (€)	23,459,006	17,453,507	11,729,558	13,280,913	13,946,984	15,970,394
Average employee compensation (€)	64,328	58,475	53,729	57,353	57,601	58,600
CEO Pay Ratio	365	298	218	232	242	273
____________________________________________________________________________________________________
(1) CEO Compensation used to calculate the 2021 CEO pay ratio excludes Other Compensation reported in table 1
(2) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report
The increase in the CEO pay ratio from 2021 to 2022 is primarily attributable to the LTI expense from the CEO Shareholder Return Incentive. Excluding the LTI expense relating to the CEO Shareholder Return Incentive of €4,293,085 would result in a CEO pay ratio of 298.
In accordance with the guidance provided under the Dutch Corporate Governance Code, further pay ratios including scenario analysis reflecting incentive plan performance were conducted between the CEO and senior management. Considering base salary and incentive opportunities (both short-term and long-term incentives), the CEO pay ratio ranged from 3.6 to 8.
Comparative Table over Remuneration and Company Performance
In line with guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the performance of the Company, the remuneration of each Director and the average employee compensation other than directors from 2018 to 2022 financial years is disclosed in the following table. For purposes of providing historical information, the information included for years 2018 through 2020 is what was reported in the FCA N.V. 2020 Remuneration Report.

Company Performance	2022	2021	2020(1)	2019(1)	2018(1)
Net revenues (€ million)	€179,592	€149,419	€86,676	€108,187	€110,412
Net profit/(loss) from continuing operations (€ million)	16,779	13,218	24	2,700	3,330
Diluted earnings/(loss) per share from continuing operations (€)	€5.31	€4.19	€0.02	€1,71	€2,12
_________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

Director	Position	2022	2021	2020(1)	2019(1)	2018(1)
ELKANN John Philipp	Chairman	€ 5,850,052	€ 7,884,085	€ 2,391,177	€ 3,849,946	€ 3,118,489
TAVARES, Carlos	CEO	23,459,006	19,153,507
PEUGEOT, Robert	Director	219,595	203,782
AGNELLI, Andrea	Director	223,022	226,135	45,888	180,157	169,355
CASTRIES, Henri de	Director	290,010	273,725
CICCONI, Fiona Clare	Director	227,611	208,061
DUFOURCQ, Nicolas	Director	-	-
GODBEHERE, Ann Frances	Director	228,106	228,458
MARTELLO, Wan Ling	Director	234,440	221,546
SAINT-EXUPERY, Jacques	Director	201,853	198,436
SCOTT, Kevin	Director	218,702	203,498
MARCHIONNE, Sergio	Former CEO		26,080,867			10,966,555
MANLEY, Michael	Former CEO	51,184,773(2)	305,876	11,728,558	13,280,913	2,980,429
PALMER, Richard	CFO		14,766,580	4,471,542	4,035,288	-
ABBOTT, John	Former Director		8,456	43,775	178,655	86,677
BRANDOLINI D'ABBA, Tiberto	Former Director		9,169	44,691	180,968	170,429
EARLE, Glenn	Former Director		8,387	71,635	215,649	204,682
MARS, Valerie	Former Director		11,872	60,903	208,529	190,100
SIMMONS, Ruth J.	Former Director		-	-	99,835	180,505
THOMPSON, Ronald L.	Former Director		14,611	58,231	220,524	205,909
VOLPI, Michelango A.	Former Director		12,198	52,369	189,409	173,588
WHEATCROFT, Patience	Former Director		8,723	59,690	204,284	193,875
ZEGNA, Emenegildo	Former Director		24,479	68,037	205,626	191,242
________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in the FCA N. V. 2020 Remuneration Report
(2) This amount represents the amount paid as described in the Pre-merger Legacy Matters – Remuneration of Former Executive Director of FCA N.V. section of this Report

Average employee compensation	2022	2021	2020(1)	2019(1)	2018(1)
	€
Average employee compensation	€64,328	€58,475	€53,729	€57,353	€57,601
(1) These amounts reflect those reported in the FCA N.V. 2020 Remuneration Report
Pre-merger Legacy Matters - Remuneration to Former Executive Director of FCA N.V.
Mr. Mike Manley was the Chief Executive Officer and an Executive Director of FCA N.V. prior to the merger with Groupe PSA that formed Stellantis N.V. in 2021. In March 2022 Stellantis made a final payment to Mr. Manley in fulfillment of an agreement entered into between Mr. Manley and FCA N.V. prior to the merger. The agreement was legally binding effective February 19, 2020.

Under the FCA N.V. Equity Incentive Plan (as applicable to all FCA N.V. beneficiary employees) the consummation of the merger along with the proposed change in Mr. Manley’s role following the merger (as he would no longer be the Chief Executive Officer of the company after the merger) entitled Mr. Manley to terminate his employment with accelerated vesting of all his awards under the plan and payment of the severance contemplated by his employment agreement.
To secure Mr. Manley’s continued leadership in the preparation of the merger and in the critical initial integration phase of the new company, FCA N.V. entered into a new agreement with him which replaced, with effect from the merger, (1) his pre-merger LTI PSUs and RSUs, vesting at closing of the merger, with a cash award corresponding to the value of such awards at the closing of the merger, (2) certain other severance rights, with a cash award equal to one times his annual base salary, and (3) provided a recognition award equivalent to approximately five times his annual base salary.
Namely, the pre-merger new agreement entitled Mr. Manley to receive the following payments:

Retention award equal to 1 x Base Salary (pursuant to Dutch law, retention award is capped at 1 x base salary)	€1,367,521
The cash value of the accelerated vesting of his LTI awards, as required under FCA’s Equity Incentive Plan	€42,637,765
Recognition award for his continued leadership and efforts in both the pre-merger company during his tenure as an Executive Director and the critical integration of the merged Stellantis	€7,179,487
In addition, Mr. Manley will be entitled to certain facilitations regarding the purchase of vehicles manufactured by the Company. He was also subject to a non-competition and non-solicitation of employees’ covenant, which continues two years and three years, respectively, following his termination of employment. Mr. Manley retired from the Company effective November 1, 2021.
The terms of the new agreement with Mr. Manley were included in the Common Draft Terms of the Cross-Border merger between FCA N.V. and Groupe PSA governing the merger dated 27 October 2020 which were approved by the shareholders of FCA N.V. and by the shareholders of Groupe PSA at their respective extraordinary general meetings on January 4, 2021.
The Company completed the above payment in March 2022. No decision was made in 2022 by the Stellantis Board regarding this matter, as the above payments were contractually due under an agreement entered into prior to the merger.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of its management, including the Chief Executive Officer and Chief Financial Officer, Stellantis conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2022 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Stellantis’ disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Stellantis’ Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to Stellantis management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into FCA N.V., with FCA N.V. as the surviving company in the merger. On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, January 17, 2021 is the acquisition date for the business combination.

Prior to the merger, PSA was not previously subject to Section 404 of Sarbanes Oxley Act (“SOX”). Management consolidated and integrated a system of controls for Stellantis to ensure the appropriateness of control design and implementation to address underlying risks. Our management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, including the operations of PSA, which were previously excluded for the year ended December 31, 2021, due to the size, complexity and magnitude of the merger.
Management assessed the effectiveness of Stellantis internal control over financial reporting as of December 31, 2022, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by COSO. Based on that assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2022.
Changes in Internal Control
As described in more detail under Management’s Report on Internal Control Over Financial Reporting above, the Stellantis merger was completed on January 16, 2021, which represented a change in internal control over financial reporting. Prior to the merger, PSA was not subject to SOX, and therefore was not required to design or maintain its controls in accordance with Exchange Act Rule 13a-15(f). In 2022, our management developed a full internal control over financial reporting framework for Stellantis, incorporating both legacy companies. For all areas of change noted, management believes the control design and implementation thereof have been appropriately modified to address underlying risks.
Other than changes that have and may continue to result from the integration activities noted above, there has been no other change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on Internal Control over Financial Reporting
We have audited Stellantis N.V.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Stellantis N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Stellantis N.V. as of December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2022, and the related notes, and our report dated February 24, 2023 expressed an unqualified opinion thereon.
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
February 24, 2023

FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
STELLANTIS N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Stellantis N.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We also audited the adjustments described in Note 3 that were applied to restate the 2020 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for North America product warranty and recall campaigns
Description of the Matter
At December 31, 2022, the provisions for product warranty and recall campaigns amounted to €9,265 million with the most significant amounts related to the North America region. The Company establishes provisions for product warranty obligations, including the estimated cost of service and recall actions in the North America region, at the time the vehicle is sold. The estimated future costs of these actions, which are recorded in cost of revenues in the consolidated income statement, are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as claims and past experience for the vehicles. The disclosures on warranty provisions are included in notes 2 and 21 to the consolidated financial statements.
Auditing management’s provision for product warranty and recall campaign was complex due to the judgment required to develop assumptions around future costs to be incurred for warranty provisions. The complexity in evaluating management’s estimate related to the North America region’s warranty and campaign provisions is driven by numerous uncertainties, including the nature and frequency of warranty claims and the estimated average costs of such claims. Due to the significance, the uncertainty, and potential volatility of these estimated future costs and other factors, changes in assumptions used could materially impact the Company’s consolidated financial statements and is therefore considered a critical audit matter.

How We Addressed the Matter in Our Audit
The procedures designed to address the matter in our audit included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s warranty and recall campaign process, including controls over management’s review of the aforementioned significant assumptions.
We involved actuarial specialists to assist us in evaluating and testing the Company's methodology and the assumptions developed by management in determining the warranty and recall campaign provisions. With the assistance of the actuarial specialists, we performed sensitivity analyses and independently calculated a range of probable outcomes for the North America product warranty and recall campaigns provision. We compared current year developments against expectations. We performed other audit procedures to evaluate the data applied in the model including, among others, (i) tested warranty payments made in the year, (ii) obtained external third-party confirmations in respect of the completeness and accuracy of current year claims for warranty and recall and (iii) tested estimated costs associated with approved recall campaigns. We evaluated the adequacy of the related disclosures in the consolidated financial statements, including the disclosures of related significant judgements made by management.

Recoverability of non-current assets with definite useful lives with reference to Enlarged Europe
Description of the Matter
At December 31, 2022, the non-current assets with definite useful lives amounted to €55,211 million. Non-current assets with definite useful lives include property, plant and equipment (€36,205 million) and intangible assets (€19,006 million), and also include assets historically recorded by Peugeot-Citroen-DS (PCD) in Europe. Intangible assets with definite useful lives mainly consist of capitalized development expenditures. The Company reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired and, if required, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined at the cash generating unit (CGU) level. The disclosures on non-current assets with definite useful lives are included in notes 2, 10 and 11 of the consolidated financial statements.
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
To test the determination of the recoverable amount of the CGUs, we involved valuation specialists to assist in evaluating the methodology used by the Company, including the impairment test model developed and the discount rates (Weighted Average Cost of Capital) applied. With the assistance of our valuation specialists, we performed independent calculations and sensitivity analyses over key assumptions for each CGU. We evaluated the key assumptions applied in determining the recoverable amount and evaluated the CGUs identified and tested the allocation of assets to the carrying value of each CGU. We assessed the cash flow forecasts for each CGU by comparing volumes with those forecasted in the automotive industry market research reports and comparing forecasted revenue and margins with actuals of other vehicles from the same brand and/or segment. We evaluated the consistency of the volumes mix derived from the impairment test with the Company’s long-term strategy for electrification transition and the impact thereof on the cash flows used in determining the cash flows of the CGUs. We evaluated the historical accuracy of the Company's forecasts by comparing to actual results. We evaluated the adequacy of the related disclosures in the consolidated financial statements, including the disclosures of related significant judgements made by management.

/s/ EY S.p.A.
We have served as the Company’s auditor since 2021.
Turin, Italy
February 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on the Financial Statements
We have audited, before the adjustments described in Note 3, the accompanying consolidated income statement of Peugeot S.A. and subsidiaries (“Groupe PSA”, the predecessor accounting entity) as of December 31, 2020, and the related consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the adjustments described in Note 3, present fairly, in all material respects, the consolidated results of Groupe PSA and of its operations as of December 31, 2020, and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We were not engaged to audit, review or apply any procedures to the adjustments described in Note 3 that were applied to restate the 2020 consolidated financial statements and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by EY S.p.A.
Basis for Opinion
These consolidated financial statements are the responsibility of Stellantis N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stellantis N.V. and the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Paris La Défense,
March 4, 2021

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31,
	Note	2022	2021	2020(1)
Net revenues	4	€179,592	€149,419	€47,656
Cost of revenues		144,327	119,943	38,250
Selling, general and other costs		8,981	9,130	3,923
Research and development costs	5	5,200	4,487	2,231
Gains/(Losses) on disposal of investments		72	(35)	174
Restructuring costs		1,144	698	416
Operating income/(loss)		20,012	15,126	3,010
Net financial expenses/(income)	6	768	734	94
Profit/(loss) before taxes		19,244	14,392	2,916
Tax expense/(benefit)	7	2,729	1,911	504
Share of the profit/(loss) of equity method investees	12	264	737	(74)
Net profit/(loss) from continuing operations		16,779	13,218	2,338
Profit/(loss) from discontinued operations, net of tax	3	—	990	(315)
Net profit/(loss)		€16,779	€14,208	€2,023

Net profit/(loss) attributable to:
Owners of the parent		€16,799	€14,200	€2,173
Non-controlling interests		(20)	8	(150)
		€16,779	€14,208	€2,023
Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€16,799	€13,210	€2,353
Non-controlling interests		(20)	8	(15)
		€16,779	€13,218	€2,338
Earnings per share:	28
Basic earnings per share		€5.35	€4.64	€1.41
Diluted earnings per share		€5.31	€4.51	€1.34

Earnings per share for Net profit from continuing operations:	28
Basic earnings per share		€5.35	€4.32	€1.52
Diluted earnings per share		€5.31	€4.19	€1.45
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31,
	Note	2022	2021	2020
Consolidated profit/(loss) for the period		€16,779	€14,208	€2,023

Fair value remeasurement to cash flow hedges		(482)	149	107
of which, reclassified to the income statement		(353)	(98)	(32)
of which, recognized in equity during the period		(129)	247	139
Gains and losses from remeasurement of financial assets		3	6	—
of which, reclassified to the income statement		—	—	—
of which, recognized in equity during the period		3	6	—
Exchange differences on translating foreign operations		2,013	2,005	(377)
Income tax benefit/(expense)		89	(54)	(31)
Share of Other comprehensive income/(loss) for equity method investees		(7)	(47)	(43)
Items relating to discontinued operations, net of tax		—	—	(337)
Amounts to be potentially reclassified to profit or loss	27	1,616	2,059	(681)

Actuarial gains and losses on defined benefit pension obligations		1,753	2,488	(117)
Share of Other comprehensive income/(loss) for equity method investees		(5)	8	—
Income tax (expense)/benefit		(379)	(729)	31
Items relating to discontinued operations, net of tax		—	—	(42)
Amounts not to be reclassified to profit or loss	27	1,369	1,767	(128)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€19,764	€18,034	€1,214
of which, attributable to equity holders of the parent		€19,781	€18,020	€1,591
of which, attributable to non-controlling interests		€(17)	€14	€(377)

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31,
	Note	2022	2021(1)
Assets
Goodwill and intangible assets with indefinite useful lives	9	€31,738	€29,921
Other intangible assets	10	19,006	16,635
Property, plant and equipment	11	36,205	35,488
Equity method investments	12	4,834	6,022
Non-current financial assets	13	710	607
Other non-current assets and prepaid expenses	16	6,723	6,266
Deferred tax assets	7	2,052	1,927
Tax receivables	16	112	105
Total Non-current assets		101,380	96,971
Inventories	14	17,360	11,361
Assets sold with a buy-back commitment		1,594	2,134
Trade receivables	16	4,928	2,998
Tax receivables	16	543	285
Other current assets and prepaid expenses	16	7,549	6,362
Current financial assets	13	4,323	1,903
Cash and cash equivalents	18	46,433	49,629
Assets held for sale	3	2,046	123
Total Current assets		84,776	74,795
Total Assets		€186,156	€171,766
Equity and liabilities
Equity	27
Equity attributable to owners of the parent		71,999	55,907
Non-controlling interests		383	400
Total Equity		72,382	56,307
Liabilities
Long-term debt	22	19,469	22,624
Other non-current financial liabilities	17	—	6
Other non-current liabilities	23	8,129	7,696
Non-current provisions	21	8,460	7,270
Employee benefits liabilities	20	5,891	8,065
Tax liabilities	23	668	567
Deferred tax liabilities	7	4,332	4,374
Total Non-current liabilities		46,949	50,602
Short-term debt and current portion of long-term debt	22	7,684	10,958
Current provisions	21	11,311	9,909
Employee benefit liabilities	20	545	684
Trade payables		31,726	28,181
Tax liabilities	23	900	546
Other liabilities	23	14,528	14,439
Other current financial liabilities	17	18	89
Liabilities held for sale	3	113	51
Total Current liabilities		66,825	64,857
Total Equity and liabilities		€186,156	€171,766
_______________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)

		Years ended December 31,
	Note	2022	2021	2020
Consolidated profit from continuing operations		€16,779	€13,218	€2,338
Adjustments for non-cash items:	30
depreciation and amortization		6,797	5,871	2,376
(gains)/losses on disposals		(192)	(121)	(236)
change in deferred taxes		(711)	(654)	42
other non-cash items		391	99	180
Change in provisions		1,906	(1,152)	(1,085)
Result of equity method investments net of dividends received		(47)	(185)	373
Change in carrying amount of leased vehicles		(483)	358	(183)
Changes in working capital	15	(4,481)	1,212	1,300
Net cash from operating activities - discontinued operations		—	—	1,136
Net cash from operating activities		19,959	18,646	6,241
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies		235	161	359
Acquisitions of consolidated subsidiaries and equity method and other investments		(666)	(726)	(276)
Cash and cash equivalents of FCA at the merger		—	22,514	—
Proceeds from disposals of property, plant and equipment and intangible assets		545	295	171
Investments in property, plant and equipment and intangible assets		(8,615)	(8,687)	(2,733)
Change in amounts payable on property, plant and equipment and intangible assets		(399)	(1,426)	(217)
Net change in receivables from financing activities		(1,413)	(306)	37
Other changes		(218)	(36)	119
Net cash from/(used in) investing activities - discontinued operations		—	(3,115)	(1,359)
Net cash from/(used in) investing activities		(10,531)	8,674	(3,899)
Distributions paid:
to Stellantis shareholders		(3,353)	(4,204)	—
to non-controlling shareholders of subsidiaries		(1)	—	(2)
Proceeds from issuance of shares		40	243	2
(Purchases)/sales of treasury shares		(923)	—	(163)
Changes in short-term debt and other financial assets and liabilities		(400)	(846)	529
Changes in long-term debt		(6,480)	4,106	978
Change in securities		(2,069)	(610)	686
Other changes		19	(55)	(5)
Net cash from/(used in) financing activities - discontinued operations		—	—	1,091
Net cash from/(used in) financing activities		(13,167)	(1,366)	3,116
Effect of changes in exchange rates		608	764	(397)
(Increase)/decrease in cash and cash equivalents included in asset held for sale		(65)	18	—
Increase/(decrease) in cash and cash equivalents		(3,196)	26,736	5,061
Net cash and cash equivalents at beginning of the period		49,629	22,893	17,832
Net cash and cash equivalents at end of the period	18	€46,433	€49,629	€22,893

The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to the Owners of the parent
	Share capital(1)	Treasury shares	Retained earnings and other reserves(1)	Cash flow hedge reserve	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributa ble to Owners of the parent	Non-controlling interests	Total Equity
At January 1, 2020	€20	€—	€19,339	€(1)	€—	€377	€(697)	€36	€19,074	€2,727	€21,801
Other comprehensive income	—	—	—	75	—	(106)	(465)	(87)	(583)	(226)	(809)
Net profit	—	—	2,173	—	—	—	—	—	2,173	(150)	2,023
Total Other comprehensive income	—	—	2,173	75	—	(106)	(465)	(87)	1,590	(376)	1,214
Faurecia distributions	—	—	44	—	—	—	—	—	44	262	306
Distributions	—	—	—	—	—	—	—	—	—	(37)	(37)
Share-based compensation	—	—	41	—	—	—	—	—	41	10	51
Termination of Dongfeng repurchase agreement	—	—	446	—	—	—	—	—	446	—	446
Other changes(2)	—	—	98	—	—	—	—	—	98	(6)	92
At December 31, 2020	20	—	22,141	74	—	271	(1,162)	(51)	21,293	2,580	23,873
Other comprehensive income	—	—	—	95	6	1,759	2,000	(40)	3,820	6	3,826
Net profit	—	—	14,200	—	—	—	—	—	14,200	8	14,208
Total Other comprehensive income	—	—	14,200	95	6	1,759	2,000	(40)	18,020	14	18,034
FCA - PSA merger	11	—	19,826	—	—	—	—	—	19,837	59	19,896
Faurecia loss of control and distribution	—	—	(2,883)	—	—	—	118	—	(2,765)	(2,457)	(5,222)
Distributions	—	—	(1,000)	—	—	—	—	—	(1,000)	—	(1,000)
Share-based compensation	—	—	221	—	—	—	—	—	221	—	221
Other changes(2)	—	—	271	30	—	—	—	—	301	204	505
At December 31, 2021	31	—	52,776	199	6	2,030	956	(91)	55,907	400	56,307
Other comprehensive income	—	—	—	(393)	3	1,374	2,010	(12)	2,982	3	2,985
Net profit	—	—	16,799	—	—	—	—	—	16,799	(20)	16,779
Total Other comprehensive income	—	—	16,799	(393)	3	1,374	2,010	(12)	19,781	(17)	19,764
Capital increase	1	—	39	—	—	—	—	—	40	—	40
(Purchases) sales of treasury shares(3)	—	(923)	—	—	—	—	—	—	(923)	—	(923)
Distributions	—	—	(3,353)	—	—	—	—	—	(3,353)	(1)	(3,354)
Share-based compensation	—	—	163	—	—	—	—	—	163	—	163
Other changes(2)	—	—	359	25	—	—	—	—	384	1	385
At December 31, 2022	€32	€(923)	€66,783	€(169)	€9	€3,404	€2,966	€(103)	€71,999	€383	€72,382
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 27, Equity for additional information
(2) Includes:
•at December 31, 2021, the impact of the reduction in ownership of ARAMIS upon an IPO resulting in €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings. Refer to Note 27, Equity;
•deferred hedging gains transferred to inventory, net of tax of €25 million (€30 million at December 31, 2021 and nil at December 31, 2020); and
•the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €398 million at December 31, 2022, €159 million at December 31, 2021 and €70 million at December 31, 2020.
(3) Refer to Note 27, Equity for additional information

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
Stellantis and its subsidiaries are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, mobility services, metallurgical products and production systems. In addition, Stellantis is also involved in certain other activities, including software and data businesses and financial services activities relating to dealer and customer financing.
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
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with the notes thereto, of Stellantis as of and for the year ended December 31, 2022 (“The Consolidated Financial Statements”) were authorized for issuance by the Stellantis Board of Directors on February 24, 2023 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

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
For the presentation of the Consolidated Income Statement, Stellantis uses a classification based on the function of expenses rather than based on their nature as it is considered more representative of the format used for internal reporting and management purposes and is consistent with international practice in the automotive sector.
Significant accounting policies
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Company has control. Control is achieved when the Company has power over the investee, when it was exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date which control is achieved by the Company. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
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
The Company discontinues the use of the equity method from the date the investment ceases to be an associate or a joint venture, or when it is classified as held for sale.
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
The principal exchange rates used to translate other currencies into Euro were as follows:

	2022		2021		2020
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (USD)	1.054	1.067	1.183	1.133	1.139	1.227
Argentine Peso (ARS)(1)	n.a.	188.915	n.a.	116.360	n.a.	103.252
Brazilian Real (BRL)	5.441	5.568	6.377	6.320	5.800	6.393
Canadian Dollar (CAD)	1.370	1.444	1.483	1.439	1.528	1.563
Swiss Franc (CHF)	1.005	0.985	1.082	1.033	1.070	1.080
Chinese Renminbi (CNY)	7.079	7.358	7.633	7.195	7.865	8.023
Turkish Lira (TRY)(2)	n.a.	19.953	15.100	15.100	9.113	9.113
Czech Koruna (CZK)	24.561	24.116	25.650	24.858	26.437	26.242
Pound Sterling (GBP)	0.853	0.887	0.860	0.840	0.889	0.899
Mexican Peso (MXN)	21.203	20.856	23.989	23.144	24.363	24.416
Polish Zloty (PLN)	4.686	4.690	4.566	4.599	4.442	4.560
Japanese Yen (JPY)	137.931	140.660	129.848	130.380	121.666	126.490
____________________________________________________________________________________________________
n.a. = not applicable
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
(2) From April 1, 2022, Turkey’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute

Intangible assets
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
Capitalized development expenditures are amortized on a straight-line basis from when the related asset is available for use, generally from the beginning of production, over the expected life cycle of the models (generally 5-7 years) or propulsion systems (generally 10-12 years) developed.
Refer to Note 2, Basis of preparation - Recoverability of non-current assets with definite useful lives for additional information on the effects of climate change.
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

Depreciation
During the years ended December 31, 2022, 2021 and 2020, assets depreciated on a straight-line basis over their estimated useful lives as follows:

Years
Buildings	33 - 40
Plant, machinery and equipment	2 - 25
Other assets	2 - 34
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. Only assets with a construction period of 12 months or longer are considered. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the years ended December 31, 2022 and 2021 was €189 million and €262 million, respectively.
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
Lease liability
The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate is not be readily determined, the Company's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as Stellantis specific factors contributing to Stellantis’ credit spread, including the impact of security. The Company primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.

Lease payments used to measure the lease liability include the following, if appropriate:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate applicable as at the commencement date;
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
The Company presents right-of-use assets that do not meet the definition of investment property in Property, plant and equipment and lease liabilities in Long-term debt and Short-term debt and current portion of long-term debt in the Consolidated Statement of Financial Position.
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
Financial assets and liabilities
Financial assets primarily includes trade receivables, receivables from financing activities, investments in other companies, derivative financial instruments, cash and cash equivalents, and other financial securities that do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities primarily consists of debt, derivative financial instruments, trade payables and other liabilities.
Receivables from dealer financing activities are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the Company's financial services companies. These receivables are interest bearing with the exception of an initial, limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary according to market and payment terms, which generally range from two to twelve months.
In addition, the Company generates receivables from financing activities related to installment sales contracts and promissory notes originated through its automobile dealer relationships or directly with consumers. The Company utilizes warehouse credit facilities with financial institutions to fund originations. When sufficient volume is originated, the Company will complete an on-balance sheet securitization and issue term notes, thereby freeing up capacity in the warehouse credit facilities.
In our securitizations, we transfer loans to securitization trusts (“Trusts”), which issue one or more classes of asset-backed securities. These asset-backed securities are then sold to investors. These Trusts are included in our consolidated financial statements, but they are separate legal entities. The assets held by these Trusts are legally owned by them and are not available to the Company’s creditors or creditors of our other Trusts. When the securitized assets are transferred to a Trust, we make certain representations and warranties regarding the securitized assets. These representations and warranties relate to specific aspects of the securitized assets, such as origination, obligors, accuracy, and security interest, but not the underlying performance of the securitized asset. If a breach were to occur related to one or more of these representations that materially affects the noteholders’ interest, we would be obligated to repurchase the securitized assets.
The transfers of assets in the Company’s securitization transactions do not qualify for derecognition. The Company accounts for all securitization transactions as if they were secured financing and therefore the assets, liabilities, and related activity of these transactions are consolidated in the financial statements. As the securitized receivables amortize, finance charge collections are passed through to the investors at a specified rate for the life of the securitization and an interest in collections exceeding the specified rate is retained by the Company. The majority of these securitization transactions are within Stellantis Financial Services in the U.S.
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
______________________________________________________________________________________________________________________________
(1) Trade receivables without a significant financing component, as defined by IFRS 15, are initially measured at the transaction price
(2) Receivables with maturities of over one year, which bear no interest or have an interest rate significantly lower than market rates were discounted using market rates
(3) On initial recognition, the Company could irrevocably designate a financial asset at FVPL that otherwise met the requirements to be measured at amortized cost or at FVOCI if doing so eliminated or significantly reduced an accounting mismatch that would otherwise arise
Factors considered by the Company in determining the business model for a group of financial assets include:
•past experience on how the cash flows for these assets were collected;
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales activity expectations;
•how the asset’s performance is evaluated and reported to key management personnel; and
•how risks are assessed and managed and how management is compensated.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
Cash and cash equivalents included cash at banks, units in money market funds and other money market securities, commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value and consist of balances across various primary national and international banks and of money market instruments. Money market funds consist of investments in high quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVPL. Cash at banks and Other cash equivalents are measured at amortized cost.
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value may be measured at cost as an estimate of fair value, as permitted by IFRS 9 - Financial Instruments (“IFRS 9”). The Company may irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”) upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Generally, any dividends from these investments are recognized in Other income from investments within Result from investments when the Company’s right to receive payment is established. Other net gains and losses are recognized in OCI and will not be reclassified to the Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value in OCI.
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

Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities). In accordance with IFRS 9, derivative financial instruments are recognized when we become a party to the contractual provisions of the instrument and, upon initial recognition, are measured at fair value. Subsequent to initial recognition, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualify for hedge accounting when (i) there is formal designation and documentation of the hedging relationship and the Company’s risk management objective and strategy for undertaking the hedge at inception of the hedge and (ii) the hedge is expected to be effective. If the hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, this ratio must then be rebalanced. Rebalancing consists in adjusting either the designated quantities of the hedged item or the hedging instrument of an already existing hedging relationship.
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
Other long term employee benefits
The Company’s obligations represent the present value of future benefits that employees have earned in return for their service. The effects of remeasuring other long-term employee benefits to the present value of future benefits are recognized within the Consolidated Income Statement in the period in which they arise.
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

The Company also sells vehicles where, the contract includes a put option whereby the customer may require the Company to repurchase the vehicles. For these types of arrangements, the Company assesses whether a significant economic incentive exists for the customer to exercise its put option. If the Company determines that a significant economic incentive does not exist for the customer to exercise its put option, then revenue is recognized when control of the vehicle transferred to the fleet customer and a liability is recognized equal to the estimated amount of the residual value guarantee if any. If the Company determines that a significant economic incentive exists, then the arrangement is accounted for similarly to a repurchase obligation, as described in Lease installments from assets sold with buy-back commitments.
Other services provided
Other revenues from services provided are primarily comprised of maintenance plans, extended warranties, and connectivity services, and are recognized over the contract period in proportion to the costs expected to be incurred based on the Company’s historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with these services are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Company had €236 million of deferred costs related to these services at December 31, 2022 (€159 million at December 31, 2021) and recognized €91 million of amortization expense during the year ended December 31, 2022 (€58 million during the year ended December 31, 2021).
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
Lease installments from assets sold with buy-back commitments
Vehicle sales to customers can include a repurchase obligation, whereby the Company is required to repurchase the vehicles at a given point in time. The Company accounts for such sales as an operating lease. Upon the transfer of vehicles to the customer, the Company records a liability equal to the proceeds received within Other liabilities in the Consolidated Statement of Financial Position. The difference between the proceeds received and the guaranteed repurchase amount is recognized as revenue over the contractual term on a straight-line basis. The cost of the vehicle is recorded within Assets sold with a buy-back commitment if the contract term is 12 months or less, and recorded in Property, plant and equipment if the contract term is greater than 12 months. The difference between the cost of the vehicle and the estimated residual value is recognized within Cost of revenues in the Consolidated Income Statement over the contractual term.
Interest income of financial services activities
Interest income, which is primarily generated from the Company by providing dealer and retail financing, is recognized using the effective interest method.
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts. Historically the most significant element is the cost of materials and components and the remaining costs included labor (consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In addition, expenses which are directly attributable to the consolidated financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€289 million, €68 million and €5 million for the years ended December 31, 2022, 2021 and 2020, respectively). Cost of revenues also included €31 million, €227 million and €74 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, estimated costs related to product warranty and recall campaigns were recorded within Cost of revenues (refer to the section Use of estimates below for further information).

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
The Company recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits when it is probable that this temporary difference will reverse in the foreseeable future, except when it is able to control the timing of the reversal of the temporary difference. The Company recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
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
Current income taxes and deferred taxes are offset when they relate to the same taxation jurisdiction and there is a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, are included within Cost of revenue, Selling, general and other costs and Research and development costs.
Refer to Note 7, Tax expense/(benefit), for additional information on tax expense and deferred tax assets.
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
Levels used in the hierarchy are as follows:
•Level 1 inputs include quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can access at the measurement date. Level 1 primarily consists of financial instruments such as certain held to collect and sell and held to sell securities;
•Level 2 inputs include those which are directly or indirectly observable as of the measurement date. Level 2 instruments include commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards, swaps and option contracts, which are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for similar instruments in active markets, quoted prices for identical or similar inputs not in active markets, and observable inputs; and
•Level 3 inputs are unobservable from objective sources in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments. Instruments in this category include non-exchange-traded derivatives such as certain over-the-counter commodity option and swap contracts that are complex or with non standard clauses.
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
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Company is presently committed are not made. Significant differences in actual experience or significant changes in the following key assumption may affect the pension obligations and pension expense:
•Discount rates. The Company’s discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.
The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 5.14 percent and 2.60 percent at December 31, 2022 and 2021, respectively.

At December 31, 2022, the effect on the defined benefit obligation of an increase in the discount rate, holding all other assumptions constant, is as follows:

	Effect on pension benefit obligation increase/(decrease) in Net liability	Germany and France	UK	US and Canada	Other
	(€ million)
25 basis point decrease in discount rate	609	96	51	455	7
25 basis point increase in discount rate	(580)	(91)	(48)	(435)	(6)
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
At December 31, 2022, the effect of a decrease or increase in the key assumptions affecting the health care and life insurance plans, holding all other assumptions constant, is shown below:

Effect on health care, life insurance and OPEB obligation
(€ million)
25 basis point decrease in discount rate	70
25 basis point increase in discount rate	(67)
100 basis point decrease in health care cost trend rate	(18)
100 basis point increase in health care cost trend rate	20
Refer to Note 20, Employee benefits liabilities, for additional information on the Company’s OPEB liabilities.

Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and Enlarged Europe segments. The Company periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. The Medium-Term Plan (“MTP”) used to perform the impairment testing covers the period from 2023 to 2025. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Company’s MTP of the Cash Generating Units (“CGUs”) to which the assets relate to. The lowest level of asset groups that generate largely independent cash flows is the vehicle platform level, which is considered the CGU for impairment testing. Goodwill is allocated only to the operating segment. As such, the operating segments are the CGU for impairment testing for Goodwill and Intangible assets with indefinite useful lives.
The global automotive industry is experiencing significant change due to increased focus on climate change resulting in evolving regulatory requirements for fuel efficiency, driving electrification as well as changes in fuel efficiency, greenhouse gas emissions and other tailpipe emissions. This is in addition to technological changes, such as electrification and autonomous driving. The Company has announced significant investments in electrification and software which are reflected in the MTP. However, its business plans could change in response to these evolving requirements and technological changes or in relation to any future business plans or strategies developed as part of partnerships and collaborations. As the Company continues to assess the potential impacts of these evolving requirements, technological changes or future plans and strategies, and of operationalizing and implementing the strategic targets set out in the MTP, including reallocation of our resources, the recoverability of certain of the Company’s assets or CGUs may be impacted in future periods. For example, product development strategies may be affected by regulatory changes as well as changes in the expected costs of implementing electrification, including the cost of batteries. As relevant circumstances change, the Company expects to adjust its product plans which may result in changes to the expected use of certain of the Company’s vehicle platforms and propulsion systems.
These uncertainties may result in either impairments of, or reductions to the expected useful lives of, platforms and propulsion systems, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2022, 2021 and 2020, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value-in-use. The value-in-use of the CGUs is determined using a discounted cash flow methodology based on estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2022, impairment losses of €237 million were recognized, mainly related to Enlarged Europe, primarily in Russia with €43 million related to inventories, €47 million related to tax assets and €47 million related to other assets.
During the year ended December 31, 2021, impairment losses of €309 million were recognized, primarily in relation to the impairment of certain vehicle platforms in the Enlarged Europe segment. These vehicle platforms were legacy platforms on which there are a limited number of models. The impairments are generated mainly as a result of the projections reflected in the MTP used to perform the impairment testing, in which these platforms had reduced volumes and profitability. The impairment loss of €309 million mainly relate to Property, plant and equipment of €137 million and €151 million of capitalized development expenditures.
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

Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands, capitalized development expenditures, working capital and reserves) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value-in-use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Company primarily relate to the merger with FCA. Goodwill from the merger with FCA is allocated to the North America, South America, Maserati, India and Asia Pacific and Enlarged Europe operating segments. All other Goodwill balances relate primarily to Enlarged Europe, Other activities and to a lesser extent China.
The MTP is used as a basis to perform the Company’s annual impairment test for Goodwill and intangible assets with indefinite useful lives. The Company’s Goodwill and intangible assets with indefinite useful lives were tested for impairment on October 1, 2022, which is the new date the Company annually tests goodwill for impairment. In 2021, the Company performed the test on October 31.

•The estimate of the recoverable amount for purposes of performing the annual impairment test for each of the operating segments is determined using value-in-use and was based on the following assumptions:
◦The expected future cash flows covering the period from October 1, 2022 through December 31, 2025. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the Company’s initiatives for the period covered by the projections. These cash flows relate to the respective CGUs in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered.
◦The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 1.4 percent to 2.5 percent. The growth rate per region is determined by reference to the risk free rate and the rate of inflation considered in the regional discount rate. The long-term AOI margins are set considering the Company’s long-term projections for each of the segments.
•The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows.
•Pre-tax cash flows are discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) discount rate applied ranged from 14.7 percent to 32.4 percent.
The values estimated as described above are determined to be in excess of the carrying amount for each operating segment to which Goodwill is allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2022.
No impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2021.
There were impairment charges resulting from the impairment tests performed for the year ended December 31, 2020, of €150 million.

Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Company’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Company considers future taxable income arising based on the most recent business plan. Moreover, the Company estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these deferred tax assets could be recovered. The estimates and assumptions used in the assessment are subject to uncertainty especially related to the Company’s future performance as compared to the business plan. Therefore, changes in current estimates due to unanticipated events could have a significant impact on the Consolidated Financial Statements. Refer to Note 7, Tax expense/(benefit) for additional detail.
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
Product warranties, recall campaigns and product liabilities
The Company establishes reserves for product warranties at the time the related sale is recognized. The Company issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Company’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Company periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The Company accrues estimated costs for recalls when they are probable of occurring and a reliable estimate of the costs can be made.

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
New standards and amendments effective January 1, 2022
The following amendments and interpretations, which were effective from January 1, 2022, were adopted by the Company. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
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
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. In October 2022, the IASB issued an amendment to further clarify that covenants of loan arrangements which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier adoption permitted. We do not expect a material impact on our Consolidated Financial Statements or disclosures upon adoption of the amendment.
•In June 2020, the IASB issued amendments to IFRS 17 - Insurance Contracts aimed at helping companies implement the standard and making it easier for them to explain their financial performance. The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time. The amendment relates to insurers’ transition to the new Standard only - it does not affect any other requirements in IFRS 17. In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 Insurance Contracts, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. We are currently evaluating the impact of adoption, but do not expect this to have a material impact on the Consolidated Financial Statements.
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
•In September 2022, the IASB issued a narrow-scope amendment to IFRS 16 - Leases, which adds to the requirements explaining how a company accounts for a sale and leaseback after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. We are currently evaluating the impact of adoption.

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of the Company, which are grouped by reportable segments, as well as listing of companies within Other activities.

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA	100.00
FCA Canada Inc.	Canada	100.00
Stellantis Mexico, S.A. de C.V.	Mexico	100.00
South America
FCA Fiat Chrysler Automoveis Brasil LTDA.	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Enlarged Europe
FCA Italy S.p.A.	Italy	100.00
Automobiles Peugeot	France	100.00
Automobiles Citroën	France	100.00
Opel Automobile GmbH	Germany	100.00
Groupe PSA Italia S.p.A.	Italy	100.00
PSA Retail France SAS	France	100.00
PSA Automobiles S.A.	France	100.00
FCA Germany GmbH	Germany	100.00
Stellantis España, S.L.	Spain	99.99
Vauxhall Motors Limited	United Kingdom	100.00
FCA France S.A.S.	France	100.00
Peugeot Motor Company PLC	United Kingdom	100.00
PSA Retail UK Limited	United Kingdom	100.00
Peugeot Deutschland GmbH	Germany	100.00
Fiat Chrysler Automobiles Spain S.A.	Spain	100.00
Middle East & Africa
Stellantis Automotiv Pazarlama Anonim Sirketi	Turkey	100.00
Stellantis Middle East FZE	United Arab Emirates	100.00
Peugeot Citroën Automobiles Maroc	Morocco	94.93
China and India & Asia Pacific
Stellantis Japan Ltd.	Japan	100.00
Chrysler Group (China) Sales Ltd.	People's Rep.of China	100.00
Fiat India Automobiles Private Limited	India	50.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co., Ltd.	People's Rep.of China	100.00
Maserati North America Inc.	USA	100.00
Financial Services
Banque PSA Finance	France	100.00
FCA Automotive Finance Co. Ltd.	People's Rep.of China	100.00
Stellantis Financial Services US Corp.	USA	100.00
Banco Fidis S.A.	Brazil	100.00
Fidis S.p.A.	Italy	100.00
Holdings & Other Companies

FCA North America Holdings LLC	USA	100.00
GIE PSA Trésorerie	France	100.00
Fiat Chrysler Finance North America, Inc.	USA	100.00
Fiat Chrysler Finance Europe Société en nom collectif	Luxembourg	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Stellantis International S.A.	Switzerland	100.00
Local regulation allows for exemption from local statutory requirements according to sec. 264 of the German Commercial Code and the company has applied such exemption for the following legal entities: Citroën Deutschland GmbH, Stellantis Germany GmbH, PSA Retail GmbH, Peugeot Deutschland GmbH, Opel Group Warehousing GmbH, FCA Germany GmbH, FCA Motor Village Germany GmbH, Car2go GmbH and Share Now GmbH.
Russia & Ukraine War
In response to the on-going Russia-Ukraine war, various governments around the world have applied economic, trade and financial sanctions against Russia.
In Russia, we have a joint venture assembly plant, accounted for as a joint operation, as well as national sales companies. In March 2022, the import and export of vehicles to and from Russia were suspended by Stellantis. In April 2022, operations at the joint venture assembly plant were suspended. In Ukraine, we have a national sales company.
Due to the sustained Russia-Ukraine conflict, the continued economic, trade and financial sanctions imposed by various governments around the world and continued uncertainty related to the future of our operations in Russia, we have recognized an impairment of our assets in Russia for €137 million in the six months ended December 31, 2022. The impairment charges are comprised of €43 million related to inventories, €47 million related to tax assets and €47 million related to other assets.

Acquisitions
In order to strengthen our used car business which is one of our long term strategic priorities, on January 31, 2022, Stellantis announced it had acquired control through the purchase of 60 percent of Stimcar Holding, a company dedicated to the refurbishment of used vehicles. The total consideration was €58 million, of which €43 million was paid in cash on closing, and €15 million recognized as contingent consideration. As a result of the purchase accounting, the Company has recognized goodwill of €53 million, which is reported in the Enlarged Europe reporting segment.
On July 18, 2022, as a strategic step towards Stellantis Dare Forward 2030 goal of growing its profitable mobility service, Stellantis announced the completion of its 100 percent acquisition of Share Now, a car sharing company operating in 16 major European cities. The total consideration was €81 million, of which €56 million was paid in cash on closing, and €25 million recognized as contingent consideration. As a result of the preliminary purchase accounting, the Company has recognized preliminary goodwill of €74 million, which is reported in Other activities. The amounts reported above are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3.
On December 22, 2022, Stellantis acquired 100 percent of aiMotive, an artificial intelligence company specializing in autonomous driving. This acquisition enhances Stellantis’ artificial intelligence and autonomous driving core technology, expands its global talent pool, and boosts the mid-term development of the STLA AutoDrive platform which is part of the Dare Forward 2030 strategic plan. The total consideration was €240 million, paid in cash on closing. The preliminary purchase price allocation has not been completed due to the proximity of the acquisition date to the year end. The net assets acquired amounted to €11 million resulting in a preliminary goodwill of €229 million, which is reported in Other activities.
In December 2022, FCA US LLC paid a €141 million capital contribution to StarPlus Energy LLC for 49 percent of its equity. StarPlus Energy LLC is a joint venture with Samsung SDI for the production of batteries in the U.S. and is accounted for as an equity method investment.
Disposals
On April 8, 2022, Stellantis announced the sale of its 25 percent stake in GEFCO S.A. (“GEFCO”), which was previously reported as an equity method investment.
On December 20, 2022, Stellantis completed the sale of Vari-Form Manufacturing Inc. (“VF Canada”). Stellantis received consideration of €62 million for the sale of VF Canada and recognized a loss on sale of the entity of €19 million on disposal. Vari-Form originated the concept and application of tubular hydroforming to body, chassis and other automotive structural parts. The sale is subject to customary final confirmation of purchase price after adjustments by the buyer.
On December 15, 2022, Stellantis completed the sale of Dongfeng Peugeot Citroën Auto Finance Company Ltd (“DPCA Finco”), which was previously reported as an equity method investment in which it held a 25 percent direct interest as well as a 25 percent indirect interest through its 50 percent joint venture DPCA. Stellantis received consideration of €168 million for the sale of its 25 percent investment. DPCA Finco is a financial services company in China providing financing solutions for Peugeot and Citroën branded vehicles in China. The gain on sale of €40 million was reported in the Consolidated Income Statement in Gains/(losses) of disposal on investments. This is subject to customary final confirmation of purchase price after adjustments by the buyer.

Held for sale
On December 17, 2021, Stellantis announced the intention to reorganize its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with Crédit Agricole Consumer Finance S.A. (“CACF”), (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys and the activities of Free2Move Lease (“F2ML”), a business unit created within the former Groupe PSA and which aims to develop the business to business (“B2B”) long-term leasing activity. In addition, the joint ventures with BNPP PF and SCF are planned to be reorganized so the joint ventures with BNPP PF will operate financing activities in Germany, Austria and in the UK and joint ventures with SCF will operate financing activities in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities will cover all Stellantis brands. The binding agreements governing this reorganization were signed on March 31, 2022 between Stellantis and each of BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance.
As a result of the reorganization above of the leasing activities, Leasys was transferred from FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF. Prior to the transaction Stellantis and CACF both held a 50 percent interest indirectly though FCA Bank, and following the transfer both Stellantis and CACF hold a 50 percent interest in Leasys indirectly through LeaseCo.
As a result of the reorganization discussed above, our 50 percent interest in FCA Bank is planned to be sold to CACF during the first half of 2023. As of December 31, 2022, the equity investment in FCA Bank met the criteria to be classified as held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. As the estimated consideration from the sale is expected to be less than book value, our investment in FCA Bank has been written down to approximately €1,700 million, with the estimated loss of €133 million recognized within Share of the profit/(loss) of equity method investees on the Income Statement. FCA Bank, a joint venture with CACF, operates in Europe, primarily in Italy, France, Germany, UK and Spain. FCA Bank provides retail and dealer financing services in the automotive sector, directly or through its subsidiaries as a partner of the FCA vehicle brands and for Maserati vehicles. The equity investment in FCA Bank was previously reported within Other activities.
The remaining transactions are targeted to be completed during the first half of 2023, and is subject to customary closing conditions, including the receipt of antitrust approvals.
During the year ended December 31, 2022, there were various minor businesses which met the criteria under IFRS 5 to be classified as held for sale with assets of €207 million and liabilities of €61 million.
Teksid Cast Iron Components Business
On October 1, 2021, Stellantis completed the sale of Teksid’s cast iron production legal entities in Brazil and Portugal, previously reported within the Other activities, with total assets and liabilities of €152 million and €144 million, respectively, which were previously reported as assets held for sale and liabilities held for sale. The loss on sale of €12 million was reported in the Consolidated Income Statement in Gains/(Losses) of disposal on investments.

On October 12, 2022, we entered into a binding agreement with Cummins Inc. for the sale of Teksid’s cast iron production legal entities in Mexico and the U.S., which were previously reported within Other activities. The related assets of €139 million and liabilities of €52 million are classified as held for sale as of December 31, 2022. Consideration, subject to customary purchase price adjustments, will be paid at closing expected in Q1 2023. The proposed transactions are subject to customary closing conditions, including the receipt of antitrust approvals.
GAC-Stellantis JV
In January 2022, Stellantis announced a plan to increase its shareholding with GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in GAC-Stellantis JV, Stellantis is cooperating with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. As a result, Stellantis fully impaired the equity method investment in GAC-Stellantis JV of €126 million in the six months ended June 30, 2022. In addition, impairments were recognized for the loans granted to GAC-Stellantis JV of €106 million, €48 million related to trade receivables, as well as, €16 million primarily related to capitalized development expenditures. These amounts are recognized in Results from equity method investments. The GAC-Stellantis JV filed for bankruptcy in November 2022.
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
On March 22, 2021, the distribution by Stellantis to the holders of its common shares was completed of 53,130,574 ordinary shares of Faurecia and €302 million which are the proceeds received by PSA in November 2020 from the sale of ordinary shares of Faurecia, both net of shares and cash retained to serve the General Motors (“GM”) Warrants.
Primary reasons for the business combination
The following are the primary reasons for the merger:
•A New Industry Leader with resilience. The merger created a global automaker and mobility provider, with a balanced and profitable global presence with a portfolio covering all key vehicle segments;
•Greater Geographic Balance. The merger added scale and substantial geographic balance through leveraging FCA’s strength in North America and Latin America with PSA’s position in Europe, as well as creating opportunities to reshape the strategy in other geographic regions, primarily China;
•Stronger Platform for Innovation. The combined group is expected to be able to leverage its capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity; and
•Synergies. The merger synergies are planned to be achieved in the following four areas: technology, platforms and products, purchasing, selling, general and administrative expenses (SG&A) and all other functions, such as logistics, supply chain, quality and after-market operations.

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
________________________________________________________________________________________________________________________________________________
(1) Number of shares as of January 16, 2021, net of 7,790,213 treasury shares
(2) The number of shares as of January 16, 2021 includes 7,195,225 shares that vested during 2020 in connection with FCA’s Equity Incentive Plan
In addition to the above, in line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, included within consideration transferred is a portion of the fair value of the share-based awards to former FCA employees. As a result of the merger, each outstanding FCA Performance Share Units (“PSU”) award and each outstanding FCA Restricted Stock Units (“RSU”) award has been replaced by Stellantis RSU awards, which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the FCA PSU Adjusted EBIT and PSU Total Shareholder Return (“TSR”) awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. The portion of the fair value of the share-based payment awards that is included in the consideration transferred has been determined by multiplying the fair value of the original FCA awards as of January 16, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.

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
The following table summarizes the operating results of Faurecia that were excluded from the Consolidated Income Statement for the year ended December 31, 2020:

(€ million)	Year ended December 31, 2020(1)
Net revenues	€13,078
Expenses	13,033
Net financial (income)/expenses	(223)
Profit/(loss) before taxes from discontinued operations	(178)
Tax (income)/expense	(124)
Share of the profit/(loss) of equity method investees	(13)
Profit/(loss) after taxes from discontinued operations	€(315)
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Faurecia on a stand-alone basis; amounts are net of transactions between Faurecia and other companies of the Company
The operating results of Faurecia during the period from January 1, 2021 to its deconsolidation on January 11, 2021 were not material and the loss of control was treated as having taken place on January 1, 2021.

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
________________________________________________________________________________________________________________________________________________
(1) Amounts are net of intercompany eliminations

The reclassifications made to align previously reported assets and liabilities of PSA to the presentation adopted by Stellantis are mainly driven by the following criteria:
•Certain assets and liabilities expected to be recovered or settled after more than twelve months and previously classified as “current” by PSA were reclassified as “non-current” to conform to the operating cycle criteria adopted by Stellantis;
•PSA presented separately certain financial assets and liabilities for “manufacturing and sales companies” and for “finance companies” whereas Stellantis presentation is on a group basis only. As a result of the alignment, Equity method Investments, Other non-current financial assets and Cash and cash equivalents have been aggregated into a single line for each item;
•PSA combined in the same line the intangible assets with indefinite useful lives and those with definite useful lives, while Stellantis presents the intangible assets with indefinite useful lives in combination with the Goodwill. A reclassification has been made on historical PSA presentation accordingly; and
•In accordance with IFRS 3 - Business Combinations, as applied to a reverse acquisition, the share capital of Stellantis reflects the share capital of the legal acquirer, FCA N.V. with the difference between share capital of the legal acquirer and the accounting acquirer, PSA, being aggregated and shown as part of retained earnings and other reserves.
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

The following reclassifications have been made to align PSA’s historical income statement for the year ended December 31, 2020 with Stellantis’ presentation following the merger.
•(i) Reclassification of warranty expense from Selling, general and administrative expenses to Cost of goods and services sold;
•(ii) Reclassification of impairment expense from Impairment of CGUs to Cost of revenues and Research and development expenses;
•(iii) Reclassification of Other operating income (expense) to Gain on disposal of investments, Cost of revenues and Selling general and other costs;
•(iv) Combination of Financial income and Financial expense into Net financial expenses; and
•(v) Combination of Current taxes, Deferred taxes and Income Taxes into Tax expense.
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
Refer to Note 29, Segment reporting for additional detail.

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€173,718	€144,559	€45,736
Other services provided	3,786	3,112	1,318
Construction contract revenues	779	602	—
Lease installments from assets sold with a buy-back commitment	849	994	578
Interest income of financial services activities	460	152	24
Total Net revenues	€179,592	€149,419	€47,656

Net revenues by geographical area were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Net revenues in:
North America(1)	€87,283	€68,885	€122
France	16,365	15,421	14,345
Brazil	11,363	7,607	282
Italy	10,840	10,065	3,513
Germany	9,046	7,891	5,545
United Kingdom	7,348	6,106	4,591
Spain	5,307	4,428	3,508
Turkey	3,110	2,294	1,658
Argentina	2,735	1,961	434
Belgium	2,552	2,214	2,185
China	1,811	2,013	133
Netherlands	1,376	1,192	1,030
Poland	1,230	1,273	753
Japan	1,152	1,174	440
Portugal	1,138	917	704
Austria	801	1,085	685
Switzerland	763	1,160	361
Other countries	15,372	13,733	7,367
Total Net revenues	€179,592	€149,419	€47,656
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment
Net revenues attributed by segment for the years ended December 31, 2022, 2021 and 2020 were as follows:

2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€84,239	€60,769	€6,399	€15,178	€4,455	€2,271	€407	€173,718
Other services provided	1,234	1,609	54	462	45	51	331	3,786
Construction contract revenues	—	—	—	—	—	—	779	779
Revenues from goods and services	85,473	62,378	6,453	15,640	4,500	2,322	1,517	178,283

Lease installments from assets sold with a buy-back commitment	1	848	—	—	—	—	—	849
Interest income from financial services activities	—	—	—	—	—	—	460	460
Total Net revenues	€85,474	€63,226	€6,453	€15,640	€4,500	€2,322	€1,977	€179,592

2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€66,618	€56,315	€5,088	€10,191	€3,868	€1,962	€517	€144,559
Other services provided	1,072	1,309	77	283	56	40	275	3,112
Construction contract revenues	—	—	—	—	—	—	602	602
Revenues from goods and services	67,690	57,624	5,165	10,474	3,924	2,002	1,394	148,273

Lease installments from assets sold with a buy-back commitment	€16	€978	€—	€—	€—	€—	€—	€994
Interest income from financial services activities	—	—	—	—	—	—	152	152
Total Net revenues	€67,706	€58,602	€5,165	€10,474	€3,924	€2,002	€1,546	€149,419

2020	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€122	€40,662	€3,049	€1,091	€812	€—	€—	€45,736
Other services provided	—	1,143	5	62	52	—	56	1,318
Construction contract revenues	—	—	—	—	—	—	—	—
Revenues from goods and services	122	41,805	3,054	1,153	864	—	56	47,054

Lease installments from assets sold with a buy-back commitment	—	578	—	—	—	—	—	578
Interest income from financial services activities	—	—	1	—	—	—	23	24
Total Net revenues	€122	€42,383	€3,055	€1,153	€864	€—	€79	€47,656
The Company recognized a net decrease in Net revenues of €524 million during the year ended December 31, 2022 (€921 million during the year ended December 31, 2021) from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Company had transferred control of vehicles to the dealers.

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Research and development expenditures expensed	€3,233	€2,761	€1,281
Amortization of capitalized development expenditures	1,889	1,575	822
Impairment and write-off of capitalized development expenditures	78	151	128
Total Research and development costs	€5,200	€4,487	€2,231
Refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for detail on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2022, 2021 and 2020.
Refer to Note 10, Other intangible assets, for information on capitalized development expenditures.

6.	Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses, included within Net financial expenses:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Interest income and other financial income	€1,066	€188	€108

Financial expenses:
Interest expense and other financial expenses:	959	545	178
Interest expense on notes	281	182	97
Interest expense on borrowings from bank	105	77	16
Other interest cost and financial expenses	573	286	65
Interest on lease liabilities	63	56	13
Write-down of financial assets	14	10	16
Net interest expense/(income) on employee benefits provisions	163	169	(8)
Total Financial expenses	1,199	780	199
Net expenses from derivative financial instruments and exchange rate differences	635	142	3
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,834	922	202

Net Financial expenses	€768	€734	€94
The increase in Interest income and other financial income for the year ended December 31, 2022 is primarily due to the improved yields on investments and a general rise in interest rate levels primarily in North America, Enlarged Europe and South America.
Net financial expenses for the year ended December 31, 2022, include €198 million losses (€68 million and €14 million losses for the years ended December 31, 2021 and 2020, respectively) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies including, from January 1, 2022, the Turkish Lira.
Net expenses from derivatives financial instruments and exchange gain differences are mostly impacted by the cost of hedging and currency depreciation in South America.
Net financial expenses for the year ended December, 2020, were referred to PSA only, and therefore did not include the Net financial expenses relating to the operations of FCA.
Interest income and other financial income for the year ended December 31, 2020 includes a benefit of €57 million resulting from the remeasurement of the financial liability recognized upon the commitment to repurchase 30.7 million Groupe PSA shares from Dongfeng Group in the context of the merger with FCA. Dongfeng Group (“DFG”) agreed to sell, and Groupe PSA agreed to buy, 30.7 million shares prior to closing of the merger. At the date of commitment, December 17, 2019, a financial liability of €685 million was initially recognized against retained earnings. Subsequently, as at December 31, 2019, it was remeasured to €668 million against Net financial expenses for €17 million. The agreement was subsequently amended on December 15, 2020 when the outstanding amount of 20.7 million shares were cancelled and no obligation to repurchase shares from DFG was in place at December 31, 2020.

7.	Tax expense/(benefit)
The following table summarizes Tax expense:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Current tax expense	€3,565	€2,294	€434
Deferred tax (benefit)/expense	(840)	(342)	41
Tax (benefit)/expense relating to prior periods(1)	4	(41)	29
Total Tax expense/(benefit)	€2,729	€1,911	€504
________________________________________________________________________________________________________________________________________________
(1) Tax expense/(benefit) relating to prior periods includes €161 million deferred tax expense and €297 million deferred tax benefit for 2022 and 2021, respectively, related to U.S. provision to return adjustments for prior years' tax positions

Effective tax rate reconciliation
The applicable tax rate used to determine theoretical income taxes is the statutory rate of the jurisdiction in which the Company is tax resident during each reported period. From 2021, as a result of the merger, Stellantis N.V. is tax resident in the Netherlands. For 2020, prior year comparative information represents the financial information of PSA, which was tax resident in France. The reconciliation between the theoretical income tax and actual tax is calculated on the basis of the Netherlands corporate income tax rate of 25.8 percent and 25.0 percent in 2022 and 2021, respectively, and the France corporate income tax rate of 32.0 percent in 2020, as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Profit/(loss) before tax	€19,244	€14,392	€2,916
Income tax rate	25.8%	25.0%	32.0%
Theoretical income taxes	€4,965	€3,598	€933
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	(495)	178	(102)
Recognition and utilization of previously unrecognized deferred tax assets	(1,153)	(1,954)	(410)
Deferred tax assets not recognized and write-downs	47	598	96
Permanent differences	(338)	(472)	(73)
Tax credits	(221)	(85)	(1)
Tax rate changes	—	53	—
Withholding tax	21	63	—
Other differences	(97)	(68)	61
Total Tax expense	2,729	1,911	504
Effective tax rate	14.2%	13.3%	17.3%
The increase in the effective tax rate to 14.2 percent in 2022 from 13.3 percent in 2021 is primarily related to a lower tax benefit for net recognition of Deferred tax assets, primarily in Enlarged Europe.
Net deferred tax position
The Company recognizes the net amount as either Deferred tax assets or Deferred tax liabilities, to the extent deferred taxes may be offset. Amounts recognized were as follows:

	At December 31,
	2022	2021
	(€ million)
Deferred tax assets(1)	€2,052	€1,927
Deferred tax liabilities(1)	(4,332)	(4,374)
Total Net deferred tax (liabilities)/assets	€(2,280)	€(2,447)
________________________________________________________________________________________________________________________________________________(1) Deferred tax assets and Deferred tax liabilities include the impacts of (i) Unrecognized deferred tax assets on temporary differences; (ii) Deferred tax assets arising from tax loss carry-forwards; and (iii) Unrecognized deferred tax assets on tax loss carry-forwards, which are reflected separately below in the Changes in deferred tax position by nature summary

The change in Net deferred tax liabilities was mainly due to an increase in deferred tax assets in Enlarged Europe, partially offset by an increase in deferred tax liabilities in North America. See Note 2, Basis of preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.

Changes in deferred tax position by nature
The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2022 and 2021 were as follows:

	At January 1, 2022	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and Other	At December 31, 2022
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,662)	€19	€—	€—	€(133)	€(2,775)
Capitalized development assets	(4,313)	116	—	—	(99)	(4,296)
Other Intangible assets and Intangible assets with indefinite useful lives	(3,733)	(44)	—	—	(187)	(3,964)
Right-of-use assets	(397)	82	—	—	(16)	(331)
Provision for employee benefits	(591)	—	(477)	—	(18)	(1,086)
Other	(1,398)	(219)	162	—	(33)	(1,488)
Total deferred tax liabilities	€(13,094)	€(46)	€(315)	€—	€(486)	€(13,941)
Deferred tax assets arising on:
Provisions	4,510	211	1	(10)	140	4,852
Provision for employee benefits	2,325	(342)	12	—	188	2,183
Lease liabilities	413	(60)	—	—	20	373
Impairment of tangible and intangible assets	1,590	(319)	—	—	(2)	1,269
Inventories	250	129	—	(2)	(2)	375
Allowances for doubtful accounts	115	(66)	—	(1)	10	58
Provision for buy back	131	42	—	—	(4)	169
Other	2,635	(178)	25	—	107	2,589
Total deferred tax assets	€11,969	€(583)	€38	€(13)	€457	€11,868
Unrecognized deferred tax assets on temporary differences	(3,462)	466	(26)	9	(170)	(3,183)
Deferred tax assets arising on tax loss carry-forwards	8,803	469	—	2	232	9,506
Unrecognized deferred tax assets on tax loss carry-forwards	(6,663)	373	—	(3)	(238)	(6,531)
Total Net deferred tax assets/(liabilities)	€(2,447)	€680	€(303)	€(5)	€(205)	€(2,280)

	At January 1, 2021	FCA PSA merger	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/(Liabilities) Held for Sale	Translation differences and Other(1)	At December 31, 2021
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€44	€(2,159)	€(374)	€—	€1	€(174)	€(2,662)
Capitalized development assets	(1,784)	(2,574)	(176)	—	—	221	(4,313)
Other Intangible assets and Intangible assets with indefinite useful lives	(188)	(3,331)	(16)	—	—	(198)	(3,733)
Right-of-use assets	(68)	(381)	69	—	—	(17)	(397)
Provision for employee benefits	—	(114)	44	(491)	—	(30)	(591)
Other	(742)	(375)	(21)	(62)	—	(198)	(1,398)
Total deferred tax liabilities	€(2,738)	€(8,934)	€(474)	€(553)	€1	€(396)	€(13,094)
Deferred tax assets arising on:
Provisions	€665	€3,595	€(2)	€—	€9	€243	€4,510
Provision for employee benefits	892	1,424	306	(258)	2	(41)	2,325
Lease liabilities	80	377	(66)	—	—	22	413
Impairment of tangible and intangible assets	—	1,986	(394)	—	—	(2)	1,590
Inventories	290	117	26	—	1	(184)	250
Provision for buy-back	69	—	64	—	—	(2)	131
Allowances for doubtful accounts	—	126	(10)	—	—	(1)	115
Other	694	2,288	(177)	9	1	(180)	2,635
Total deferred tax assets	€2,690	€9,913	€(253)	€(249)	€13	€(145)	€11,969
Unrecognized deferred tax assets on temporary differences	(938)	(3,439)	957	(16)	(6)	(20)	(3,462)
Deferred tax assets arising on tax loss carry-forwards	4,289	5,226	(130)	(33)	12	(561)	8,803
Unrecognized deferred tax assets on tax loss carry-forwards	(3,008)	(4,783)	539	33	(12)	568	(6,663)
Total Net deferred tax assets /(liabilities)	€295	€(2,017)	€639	€(818)	€8	€(554)	€(2,447)
____________________________________________________________________________________________________
(1) Translation differences and other includes the deconsolidation of Faurecia, which represents a change in scope of consolidation during 2021
In accordance with IAS 12 - Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit is available against which the deductible temporary differences could be utilized. A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and equity method investments for the variance between their tax and accounting value, except to the extent that both of the following conditions are satisfied: (i) Stellantis is able to control the timing of the reversal of the temporary difference; (ii) it is probable that the temporary difference will not reverse in the foreseeable future.

At December 31, 2022, the aggregate amount of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized is approximately €423 million.

As of December 31, 2022, the Company had total Deferred tax assets on deductible temporary differences of €11,868 million (€11,969 million at December 31, 2021), of which €3,183 million was not recognized (€3,462 million at December 31, 2021). As of December 31, 2022, the Company also had Deferred tax assets on tax loss carry-forwards of €9,506 million (€8,803 million at December 31, 2021), of which €6,531 million was not recognized (€6,663 million at December 31, 2021).
Tax loss carry-forwards
Recognition of deferred tax assets related to tax loss carry-forwards were tested for realizability based on forecasted future taxable income using estimates consistent with the main assumptions of the MTP. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, were recognized to the extent that it was probable that future profits would be available against which they could be utilized. The realization of these deferred tax assets was sensitive to the assumptions and judgments used in the determination of the taxable income in the future, as well as Stellantis’ ability to implement tax planning strategies, as necessary. For the years ended December 31, 2022 and 2021, respectively, deferred tax assets were recognized in Enlarged Europe, primarily related to tax loss carry-forwards and temporary differences. While Stellantis has not yet recognized all deferred tax assets in all jurisdictions, it is possible the Company’s assessment of realizability could change, resulting in the recognition of additional deferred tax assets in the Company’s Consolidated Statement of Financial Position and the related income tax benefit in the Company’s Consolidated Income Statement. Refer to Note 2, Basis of preparation - Use of estimates - Recoverability of deferred tax assets for additional detail.

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry-forward	Unrecognized deferred tax assets on tax loss carry-forwards (after application of the current tax rate)
	At December 31, 2022
	(€ million)
Tax Groups:
France	€2,066	€(2,050)	€16
Germany	249	(249)	—
Spain	597	(53)	544
Italy	3,640	(486)	3,154
Other Jurisdictions:
Brazil	2,252	—	2,252
Others	702	(136)	566
Total	€9,506	€(2,975)	€6,531

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry-forward	Unrecognized deferred tax assets on tax loss carry-forwards (after application of the current tax rate)
	At December 31, 2021
	(€ million)
Tax Groups:
France	€2,088	€(1,507)	€581
Germany	118	(118)	—
Spain	609	(54)	555
Italy	3,500	(421)	3,079
Other Jurisdictions:
Brazil	1,853	—	1,853
Others	635	(40)	595
Total	€8,803	€(2,140)	€6,663

At the end of December 2022 and December 2021, the Company had total tax-effected tax loss carry-forwards of €9.5 billion and €8.8 billion, respectively, of which €6.5 billion and €6.7 billion were not recognized, respectively. Tax loss carry-forwards in France, Germany, Italy, Spain, and Brazil do not expire. Tax loss carry-forwards relating to the French, German, Spanish and Italian tax groups are available within each tax group for offsetting against net deferred tax liabilities (subject to limitations provided under local tax law) and are recognized in the Consolidated Statement of Financial Position. In February 2022, the French tax authorities preliminarily agreed that upon merger, the French permanent establishment of Stellantis N.V., along with the companies within the former French consolidated tax group, succeeded to approximately €9.0 billion of French tax loss carry-forwards existing as of December 31, 2020.

8.	Other information by nature
Personnel costs for the continuing operations of the Company for the years ended December 31, 2022, 2021 and 2020 amounted to €18.2 billion, €17.1 billion and €5.9 billion, respectively, and included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2022, 2021 and 2020, the continuing operations of the Company had an average number of employees of 282,926, 292,434 and 111,864, respectively.
Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Depreciation of right-of-use assets	€555	€529	€189
Interest expense on lease liabilities	63	56	13
Variable lease payments not included in the measurement of lease liabilities	5	5	4
Income from sub-leasing right-of-use assets	(108)	(95)	(9)
Expenses relating to short-term leases and to leases of low-value assets	107	137	24
Gains arising from sale and leaseback transactions	(119)	(22)	—
Total expense recognized in Net profit from continuing operations	€503	€610	€221

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2022 and 2021 are summarized below:

	Goodwill
	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Other	Total Goodwill and intangible assets with indefinite useful lives
	(€ million)
At January 1, 2021	€5,064	€(700)	€4,364	€1,945	€18	€6,327
FCA-PSA merger	11,506	—	11,506	12,797	—	24,303
Additions	119	—	119	—	1	120
Change in scope of consolidation(1)	(2,963)	660	(2,303)	—	—	(2,303)
Translation differences and Other	689	—	689	785	—	1,474
At December 31, 2021	14,415	(40)	14,375	15,527	19	29,921
Additions(2)	356	—	356	—	—	356
Disposals	(21)	—	(21)	—	—	(21)
Translation differences and Other	795	2	797	685	—	1,482
At December 31, 2022	€15,545	€(38)	€15,507	€16,212	€19	€31,738
_______________________________________________________________________________________________________________________________________________
(1) Primarily relates to deconsolidation of Faurecia as a discontinued operation as from January 1, 2021
(2) Primarily relates to acquisition of aiMotive and Share Now. Refer to Note 3, Scope of consolidation for additional information
Translation differences in 2022 primarily related to foreign currency translation of U.S. Dollar and Pound Sterling to the Euro.
Brands
Brands, comprised of Jeep, Ram, Dodge, Mopar, Opel/Vauxhall, Fiat, Alfa Romeo and Maserati are allocated to North America, Enlarged Europe and Maserati segments. These rights are protected legally through registration with government agencies and through their continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they were classified as intangible assets with indefinite useful lives and were therefore not amortized but instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands is tested jointly with the goodwill allocated to the North America, Enlarged Europe and Maserati segments.
Goodwill
There were nil, nil and €150 million impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2022, 2021 and 2020, respectively. Refer to Note 2, Basis of preparation - Use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.

The following table summarizes the allocation of Goodwill and Brands between the Company’s reportable segments:

	At December 31, 2022		At December 31, 2021
(€ million)	Goodwill	Brands	Goodwill	Brands
North America	€10,790	€12,220	€10,180	€11,509
Enlarged Europe	2,092	3,021	2,040	3,047
Middle East & Africa	—	—	—	—
South America	1,461	—	1,287	—
China and India & Asia Pacific	185	—	199	—
Maserati	514	971	514	971
Other activities(1)	465	—	155	—
Total Goodwill	€15,507	€16,212	€14,375	€15,527
________________________________________________________________________________________________________________________________________________
(1) The increase relates to acquisitions. Refer to Note 3, Scope of Consolidation for additional information

10.	Other intangible assets

	Capitalized development expenditures	Patents, concessions, licenses and credits	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2021	€23,996	€318	€3,053	€27,367
Additions	3,128	59	704	3,891
FCA-PSA merger	6,292	339	1,624	8,255
Divestitures	(111)	(2)	(151)	(264)
Change in scope of consolidation	(4,818)	(92)	(1,543)	(6,453)
Translation differences and other changes	478	180	127	785
At December 31, 2021	28,965	802	3,814	33,581
Additions	3,589	88	535	4,212
Divestitures	(54)	(6)	(225)	(285)
Change in scope of consolidation	—	31	11	42
Translation differences and other changes	481	1	164	646
At December 31, 2022	32,981	916	4,299	38,196
Accumulated amortization and impairment losses at January 1, 2021	16,438	260	1,975	18,673
Amortization	1,575	102	157	1,834
Impairment losses and asset write-offs	151	—	1	152
Divestitures	(104)	(1)	(1)	(106)
Change in scope of consolidation	(2,758)	(66)	(965)	(3,789)
Translation differences and other changes	18	164	—	182
At December 31, 2021	15,320	459	1,167	16,946
Amortization	1,893	95	166	2,154
Impairment losses and asset write-offs(1)	67	—	6	73
Divestitures	(57)	(3)	(10)	(70)
Change in scope of consolidation	—	(1)	1	—
Translation differences and other changes	54	1	32	87
At December 31, 2022	17,277	551	1,362	19,190
Carrying amount at December 31, 2021	€13,645	€343	€2,647	€16,635
Carrying amount at December 31, 2022	€15,704	€365	€2,937	€19,006
_______________________________________________________________________________________________________________________________________________
(1) The €67 million reported for the year ended December 31, 2022 includes €10 million impairment and write-off of Capitalized development expenditure relating to Equity method investments which are reported in Share of the profit/(loss) of equity method investees within the Consolidated Income Statement
Other intangible assets of the former FCA Group with an acquisition fair value of €8.3 billion were recognized on completion of the merger. Refer to Note 3, Scope of consolidation for additional information.
Capitalized development expenditures included both internal and external costs that were directly attributable to the internal product development process, primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and propulsion system programs.
In 2022, €73 million of impairment losses and asset write-offs were recognized, refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for further information on the impairment losses and asset write-offs recognized.
In 2021, €152 million of impairment losses and asset write-offs were recognized.

At December 31, 2022, translation differences primarily related to foreign currency translation of the U.S. Dollar and Brazilian Real to Euro. At December 31, 2021, translation differences primarily related to foreign currency translation of the U.S. Dollar to the Euro and Pound Sterling to Euro.
Amortization of capitalized development expenditures was recognized within Research and development costs within the Consolidated Income Statement, as described in Note 5, Research and development costs. Amortization of patents, concessions, licenses and other intangibles are recognized within Cost of revenues and Selling, general and other costs.
At December 31, 2022 and 2021, the Company had contractual commitments for the purchase of intangible assets amounting to €141 million and €160 million, respectively.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The Company leases assets including land, buildings, plant machinery and equipment, and other assets.

	Land	Buildings	Plant, machinery and equipment	Other assets(1)	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2021	€514	€7,595	€34,313	€5,071	€1,624	€49,117
Additions	2	348	2,995	214	1,569	5,128
FCA-PSA merger	1,237	4,371	9,799	807	4,452	20,666
Divestitures	(39)	(469)	(875)	(155)	(11)	(1,549)
Change in the scope of consolidation	(114)	(2,046)	(5,109)	(628)	(431)	(8,328)
Translation differences	51	272	816	83	128	1,350
Transfer from Assets held for sale	1	18	34	—	4	57
Other changes	(1)	143	3,575	682	(3,391)	1,008
At December 31, 2021	1,651	10,232	45,548	6,074	3,944	67,449
Additions	—	322	3,133	367	1,017	4,839
Divestitures and disposals	(39)	(491)	(1,018)	(280)	(67)	(1,895)
Change in the scope of consolidation	7	(6)	(10)	60	1	52
Translation differences	43	242	862	19	188	1,354
Transfer to Assets held for sale	(104)	(168)	(158)	(7)	(18)	(455)
Other changes	(9)	129	1,334	423	(1,402)	475
At December 31, 2022	1,549	10,260	49,691	6,656	3,663	71,819
Accumulated depreciation and impairment losses at January 1, 2021	23	4,648	27,101	1,338	24	33,134
Depreciation	1	545	3,096	350	—	3,992
Divestitures	—	(210)	(822)	(138)	—	(1,170)
Impairment losses and asset write-offs	—	66	71	—	—	137
Change in the scope of consolidation	(8)	(931)	(3,266)	(433)	—	(4,638)
Translation differences	—	18	56	11	—	85
Transfer from Assets held for sale	—	—	(3)	(1)	—	(4)
Other changes	1	33	287	104	—	425
At December 31, 2021	17	4,169	26,520	1,231	24	31,961
Depreciation	3	583	3,633	434	—	4,653
Divestitures and disposals	(1)	(250)	(1,012)	(154)	—	(1,417)
Impairment losses and asset write-offs	9	37	—	—	—	46
Change in the scope of consolidation	2	(2)	15	24	—	39
Translation differences	—	26	150	(3)	3	176
Transfer to Assets held for sale	—	(84)	(112)	(4)	—	(200)
Other changes	2	11	158	185	—	356
At December 31, 2022	32	4,490	29,352	1,713	27	35,614
Carrying amount at December 31, 2021	€1,634	€6,063	€19,028	€4,843	€3,920	€35,488
Carrying amount at December 31, 2022	€1,517	€5,770	€20,339	€4,943	€3,636	€36,205
_______________________________________________________________________________________________________________
(1) Other assets includes vehicles sold with a buy-back commitments for which the divestitures are reported on a net basis within the changes of gross carrying amount
Property, plant and equipment of the FCA Group with an acquisition fair value of €20.7 billion were recognized on completion of the merger. Refer to Note 3, Scope of consolidation for additional information.
Included within the total of €36,205 million Property, plant and equipment amounts presented above was owned property, plant and equipment of €34,244 million and right-of-use assets of €1,961 million at December 31, 2022.

Included within the total of €35,488 million Property, plant and equipment amounts presented above was owned property, plant and equipment of €33,162 million and right-of-use assets of €2,326 million at December 31, 2021.
Changes in Right-of-use assets are as follows:

	Land	Buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at January 1, 2021	€4	€1,357	€216	€107	€1,684
FCA-PSA merger	20	1,395	300	187	1,902
Depreciation	(1)	(285)	(125)	(118)	(529)
Additions	—	133	33	117	283
Divestitures	(2)	(178)	(18)	(4)	(202)
Change in the scope of consolidation	—	(745)	(73)	(79)	(897)
Translation differences	1	98	17	11	127
Other	—	(41)	(1)	—	(42)
Balance at December 31, 2021	22	1,734	349	221	2,326
Depreciation	(3)	(269)	(126)	(157)	(555)
Additions	—	124	46	208	378
Divestitures	(2)	(196)	(7)	(7)	(212)
Change in the scope of consolidation	4	(11)	(3)	—	(10)
Translation differences	1	59	11	9	80
Other	1	(40)	(5)	(2)	(46)
Balance at December 31, 2022	€23	€1,401	€265	€272	€1,961
For the year ended December 31, 2022, the Company recognized a total of €46 million of impairment losses and asset write-offs. Refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives, for further information on the impairment losses and asset write-offs recognized.
For the year ended December 31, 2021, the Company recognized a total of €137 million of impairment losses and asset write-offs.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2022, and 2021.
In 2022, translation differences of €1,178 million primarily reflected the foreign currency transaction impacts of U.S. Dollar and Brazilian Real to the Euro. In 2021, translation differences of €1,265 million primarily reflected the foreign currency transaction impacts of U.S. Dollar and of Pound Sterling to the Euro.
At December 31, 2022 and 2021, the carrying amounts of Property, plant and equipment of the Company (excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, was €1,400 million and €1,388 million, respectively.
At December 31, 2022 and 2021, the Company had contractual commitments for the purchase of Property, plant and equipment amounting to €1,960 million and €1,712 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
	2022	2021
	(€ million)
Joint ventures	€4,561	€5,635
Associates	195	297
Other	78	90
Total Investments accounted for using the equity method	€4,834	€6,022
The Company's ownership percentages and the carrying value of investments in joint ventures accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2022	2021	2022	2021
Joint ventures	Ownership percentage		(€ million)
Finance companies in partnership with Santander Consumer Finance	50.0%	50.0%	€2,092	€1,896
Finance companies in partnership with BNP Paribas Personal Finance	50.0%	50.0%	718	636
LeaseCo SAS	50.0%	—%	323	—
FCA Bank S.p.A.(1)	50.0%	50.0%	—	1,858
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	932	727
Automotive Cells Company SE (“ACC”)	33.0%	50.0%	177	89
StarPlus Energy LLC	49.0%	—%	141	—
GAC FIAT Chrysler Automobiles Co.	50.0%	50.0%	—	130
Dongfeng Peugeot Citroën Auto Finance Company	—%	25.0%	—	137
Others			178	162
Total			€4,561	€5,635
________________________________________________________________________________________________________________________________________________
(1) The investment in FCA Bank S.p.A for the year ended December 31, 2022 has been reclassified to held for sale. Refer to Note 3, Scope of consolidation for additional information
There were €158 million, €103 million and €7 million of unrecognized losses relating to investments in joint ventures for the years ended December 31, 2022, 2021 and 2020, respectively.
Equity investments of the FCA Group with an acquisition fair value of €2,637 million were recognized on completion of the merger. Refer to Note 3, Scope of consolidation for additional information.

On December 17, 2021, Stellantis announced the intention to reorganize its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with Crédit Agricole Consumer Finance S.A. (“CACF”), (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys and the activities of Free2Move Lease (“F2ML”), a business unit created within the former Groupe PSA and which aims to develop the business to business (“B2B”) long-term leasing activity. In addition, the joint ventures with BNPP PF and SCF are planned to be reorganized so the joint ventures with BNPP PF will operate financing activities in Germany, Austria and in the UK and joint ventures with SCF will operate financing activities in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities will cover all Stellantis brands. The binding agreements organizing this overall reorganization were signed on March 31, 2022 between Stellantis and each of BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance and the proposed transactions are targeted to be completed during the first half of 2023, subject to regulatory approvals including from relevant authorities and market regulators.
As a result of the reorganization above of the leasing activities, Leasys was transferred from FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF. Prior to the transaction Stellantis and CACF both held a 50 percent interest indirectly through FCA Bank, and following the transfer both Stellantis and CACF hold a 50 percent interest in Leasys indirectly through LeaseCo. Refer to Note 3, Scope of consolidation for additional information on the FCA Bank investment impairment.
FCA Bank, a joint venture with CACF, operates in Europe, primarily in Italy, France, Germany, UK and Spain. FCA Bank provides retail and dealer financing services in the automotive sector, directly or through its subsidiaries as a partner of the FCA vehicle brands and for Maserati vehicles.
There are two partnerships with Santander Consumer Finance, which covers the activities of financing and insurance of the Peugeot, Citroën and DS brands’ operations in the following countries: France, the United Kingdom, Malta, Spain, Italy, the Netherlands, Belgium, Germany, Austria, Brazil and Poland.
The following tables include summarized financial information relating to the finance companies in partnership with Santander Consumer Finance:

	At December 31,
	2022	2021
	(€ million)
Financial assets	€33,616	€31,959
Of which: Cash and cash equivalents	2,527	2,758
Other assets	1,600	1,147
Financial liabilities	28,558	27,445
Other liabilities	2,474	1,869
Total Equity	4,184	3,792

Carrying amount of interest
Company’s share of net assets	2,092	1,896
Carrying amount of interest	€2,092	€1,896

	Years ended December 31,
	2022	2021	2020
	(€ million)
Interest and similar income	€2,592	€2,300	€2,249
Interest and similar expenses	(1,258)	(997)	(979)
Income tax expense	(219)	(210)	(227)
Profit from continuing operations	690	673	552
Net profit	690	673	552

Net profit attributable to owners of the parent (A)	345	336	276
Other comprehensive income/(loss) attributable to owners of the parent (B)	(8)	15	(24)
Total Comprehensive income attributable to owners of the parent (A+B)	€337	€351	€252
Company’s share of net profit	€345	€336	€276
Tofas, the Company’s joint venture with Koç Holding, is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2022, the market value of the Company’s interest in Tofas was €1,572 million (€976 million at December 31, 2021).
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

	Years ended December 31,
	2022	2021	2020
	(€ million)
Joint Ventures(1)	€286	€737	€(95)
Associates	13	22	24
Other	(35)	(22)	(3)
Total Share of the profit/(loss) of equity method investees	€264	€737	€(74)
________________________________________________________________________________________________________________________________________________
(1) Includes FCA Bank
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Company’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Joint ventures:
Profit/(loss) from continuing operations	€(152)	€168	€(372)
Net profit/(loss)	(152)	168	(372)
Other comprehensive loss	(47)	(72)	(4)
Total Other comprehensive (loss)/income	€(199)	€96	€(376)

Associates:
Income/(loss) from continuing operations	€13	€22	€24
Net income/(loss)	13	22	24
Other comprehensive income	—	13	—
Total Other comprehensive income	€13	€35	€24

13.	Financial assets
Financial assets consisted of the following:

		At December 31,
		2022			2021
	Note	Current	Non-current	Total	Current	Non-current	Total
		(€ million)
Derivative financial assets	17	€13	€21	€34	€53	€—	€53
Financial securities measured at fair value through other comprehensive income	24	96	62	158	67	38	105
Financial securities measured at fair value through profit or loss	24	573	367	940	629	378	1,007
Financial securities measured at amortized cost		3,171	52	3,223	1,087	29	1,116
Financial receivables		469	158	627	65	117	182
Collateral deposits(1)	24	1	50	51	2	45	47
Total financial assets		€4,323	€710	€5,033	€1,903	€607	€2,510
______________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations
Financial securities measured at amortized cost increased by €2,107 million during the year ended December 31, 2022, mainly driven by the investments of liquidity in financial assets which do not meet all of the conditions to be classified as cash equivalents.
During the year ended December 31, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds which the Company holds a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during 2021, with no further proceeds received during the year ended December 31, 2022. The remaining position of €137 million as of December 31, 2022 is expected to be fully collectible, as it is a fully insured fund.

14.	Inventories

	At December 31,
	2022	2021
	(€ million)
Finished goods and goods for resale	€8,304	€5,144
Work-in-progress, raw materials and manufacturing supplies	8,781	6,019
Amount due from customers for contract work	275	198
Total Inventories	€17,360	€11,361
Inventories of FCA with an acquisition fair value of €9.3 billion were recognized on completion of the merger resulting in a revaluation of €522 million as compared to the book value in FCA that was reversed as the inventory turned during the first half of the year ended December 31, 2021. Refer to Note 3, Scope of consolidation for additional information.
The increase in total inventories in 2022 compared to 2021 reflects increases in raw materials and components costs and safety stock, as well as an increase in new vehicle inventory levels mainly as a result of logistic challenges. In addition, due to the continuing effects of logistical challenges in Enlarged Europe, there was a significant increase in Finished goods as of December 31, 2022.
The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended December 31, 2022, 2021 and 2020 was €397 million, €479 million and €23 million, respectively. These mainly relate to finished goods.

The Construction contracts, net asset/(liability) related to the design and production of industrial automation systems and related products and is summarized as follows:

	At December 31,
	2022	2021
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€826	€696
Less: Progress billings	662	552
Construction contracts, net asset/(liability)	€164	€144
Construction contract assets	275	198
Less: Construction contract liabilities (Note 23)	111	54
Construction contracts, net asset/(liability)	€164	€144
Changes in the Company's construction contracts, net asset/(liability) for the year ended December 31, 2022, were as follows:

	At January 1, 2022	Advances received from customers	Amounts recognized within revenue	At December 31, 2022
	(€ million)
Construction contracts, net asset/(liability)	€144	€(759)	€779	€164
At December 31, 2022, the entire amount of Construction contracts, net asset/(liability) was expected to be recognized as revenue in the following 12 months.

15.	Working capital

	Years ended December 31,
	2022	2021	2020
	(€ million)
(Increase)/decrease in inventories	€(5,606)	€2,201	€844
(Increase)/decrease in trade receivables	(1,986)	246	191
Increase/(decrease) in trade payables	4,165	(1,273)	218
Other changes	(1,054)	38	47
Total change in working capital	€(4,481)	€1,212	€1,300
The change in working capital in 2022 of €4,481 million includes (i) an increase of €5,606 million in inventories, reflecting increases in raw materials and components costs and safety stock, as well as an increase in new vehicle inventory levels mainly as a result of logistic challenges, (ii) an increase of €1,986 million in trade receivables primarily due to a reduction in level of factoring, (iii) an increase of €1,054 million in other receivables net of other payables mainly due to advances to suppliers and indirect taxes in Enlarged Europe, partially offset by (v) an increase of €4,165 million in trade payables, primarily reflecting increases in both inventories and costs of raw materials and components.

16.	Trade receivables, other assets, prepaid expenses and tax receivables
Other assets and prepaid expenses consisted of the following:

	At December 31
	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	€2,153	€2,553	€4,706	€2,296	€1,347	€3,643
Other receivables	3,506	1,730	5,236	2,679	2,122	4,801
Defined benefit plan assets (Note 20)	—	1,844	1,844	—	2,423	2,423
Derivative operating assets	587	286	873	641	114	755
Prepaid expenses and other	1,303	310	1,613	746	260	1,006
Total other assets and prepaid expenses	€7,549	€6,723	€14,272	€6,362	€6,266	€12,628

The following table summarizes Receivables from financing activities, Other receivables, Derivative operating assets and Tax receivables by due date:

	At December 31,
	2022					2021
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non-current)	Total
	(€ million)
Receivables from financing activities	€2,153	€1,918	€635	€2,553	€4,706	€2,296	€923	€424	€1,347	€3,643
Other receivables	3,506	1,614	116	1,730	5,236	2,679	1,773	349	2,122	4,801
Derivative operating assets	587	286	—	286	873	641	114	—	114	755
Total	€6,246	€3,818	€751	€4,569	€10,815	€5,616	€2,810	€773	€3,583	€9,199

Tax receivables	€543	€79	€33	€112	€655	€285	€74	€31	€105	€390

Trade receivables
Trade receivables are shown net of an ECL allowance, calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

	At January 1, 2022	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2022
	(€ million)
ECL allowance - Trade receivables	€482	€159	€(74)	€(5)	€562
Trade receivables of an immaterial amount were written off during the year ended December 31, 2022, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2022			2021
	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€4,820	€669	€5,489	€2,882	€593	€3,475
ECL allowance	(178)	(384)	(562)	(80)	(402)	(482)
Carrying amount	€4,642	€285	€4,927	€2,802	€191	€2,993
In addition to the amounts above, a further €1 million at December 31, 2022 (€5 million at December 31, 2021) of trade receivables were measured at FVPL. Refer to Note 24, Fair value measurement.
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Company and are summarized as follows:

	At December 31,
	2022	2021
	(€ million)
Dealer financing	€1,644	€1,499
Retail financing	2,475	1,438
Finance leases	7	5
Other	580	701
Total Receivables from financing activities	€4,706	€3,643
Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2022	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2022
	(€ million)
ECL allowance - Receivables from financing activities	€121	€96	€(45)	€—	€172
Receivables from financing activities of an immaterial amount were written off during the year ended December 31, 2022, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2022				2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€4,492	€69	€58	€4,619	€3,359	€108	€45	€3,512
ECL allowance	(138)	(22)	(12)	(172)	(105)	(8)	(8)	(121)
Carrying amount	€4,354	€47	€46	€4,447	€3,254	€100	€37	€3,391

In addition to the amounts above, a further €259 million at December 31, 2022 (€252 million at December 31, 2021) of receivables from financing activities were measured at FVPL. Refer to Note 24, Fair value measurement.
Other receivables
At December 31, 2022, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €3,545 million (€3,370 million at December 31, 2021).
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
During the year ended December 31, 2021, as a result of the Supreme Court ruling, the previously recognized provision of €166 million related to PSA was no longer considered probable and was reversed. Corresponding deposits of approximately €180 million remain recorded within Other receivables pending release by the courts.
During the year ended December 31, 2021, other receivables of €113 million of which €87 million were recognized within Net revenues and €26 million within Net financial results for previously paid amounts that have not yet been recovered as these amounts are now virtually certain. The Company also expects to recognize approximately an additional €48 million of previously paid taxes pending full resolution of these related cases.
During the year ended December 31, 2022, deposits of €144 million were released and received. The remaining amount of approximately €70 million is recorded within Other receivables.
Transfer of financial assets
At December 31, 2022, the Company had receivables due after that date, which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments, amounting to €13,935 million (€12,509 million at December 31, 2021), of which 66 percent (57 percent at December 31, 2021), was mainly due from the sales network, transferred to financing companies in partnership with Santander, BNP Paribas and Crédit Agricole.
At December 31, 2022 and 2021, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2022			2021
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€119	€9	€128	€137	€12	€149
Carrying amount of the related liabilities (Note 22)	€119	€9	€128	€137	€12	€149

17.	Derivative financial and operating assets and liabilities
The following table summarizes the fair value of the Company's derivative financial instruments:

	At December 31,
	2022		2021
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€—	€—	€—	€—
Interest rate and currency risk - combined interest rate and currency swaps	—	—	1	(2)
Currency risk - forward contracts, currency swaps and currency options	25	(22)	184	(80)
Commodity price risk – commodity swaps and commodity options	—	—	—	—
Total Fair value hedges	25	(22)	185	(82)
Cash flow hedges:
Interest rate risk - interest rate swaps	19	—	1	(3)
Currency risks - forward contracts, currency swaps and currency options	423	(266)	73	(160)
Commodity price risk – commodity swaps and commodity options	406	(637)	488	(274)
Total Cash flow hedges	848	(903)	562	(437)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	—	—	—	—
Total Net investment hedges	—	—	—	—
Derivatives for trading	34	(25)	61	(82)
Total Fair value of derivative financial assets/(liabilities)	€907	€(950)	€808	€(601)
Financial derivative assets/(liabilities) - current	€13	€(18)	€53	€(89)
Financial derivative assets/(liabilities) - non-current	€21	€—	€—	€(6)
Derivative operating assets/(liabilities) - current	€587	€(708)	€641	€(374)
Derivative operating assets/(liabilities) - non-current	€286	€(224)	€114	€(132)
Derivatives used in financing activities are reported in the financial assets/liabilities, while derivatives used in operating activities are reported in Other assets/liabilities.

The following table summarizes the outstanding notional amounts of the Company's derivative financial instruments by due date:

	At December 31,
	2022				2021
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€22,142	€5,831	€—	€27,973	€19,842	€5,759	€—	€25,601
Interest rate risk management	220	830	—	1,050	323	337	—	660
Interest rate and currency risk management	14	101	—	115	10	93	—	103
Commodity price risk management	3,291	3,252	—	6,543	2,131	1,635	—	3,766
Total Notional amount	€25,667	€10,014	€—	€35,681	€22,306	€7,824	€—	€30,130
Fair value hedges
The net gains and losses arising from the valuation of outstanding currency derivatives and interest rate and currency derivatives (for managing currency risk) were recognized in accordance with fair value hedge accounting and the net gains and losses arising from the respective hedged items are summarized as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Currency and interest rate risk
Change in ineffective portion	€(34)	€(16)	€(10)
Net gains/(losses)	€(34)	€(16)	€(10)
Ineffectiveness portion is recognized in Net financial expenses.

Cash flow hedges
Amounts recognized in the Consolidated Income Statement mainly related to currency risk management and commodity price risk management and, to a lesser extent, cash flows that were exposed to interest rate risk.
The Company's policy for managing currency risk and commodity price risk normally required hedging of projected future flows from trading activities which will occur within the following twenty-four and thirty-six months respectively. The hedging effect arising from this was recorded in the Cash flow hedge reserve within Other comprehensive (loss)/income and would be subsequently recognized in the Consolidated Income Statement, primarily during the following years, in particular, two years for currency risk and three years for commodity price risk.
For the year ended December 31, 2022 net losses of €6 million related to ineffectiveness were recognized in the Consolidated Income Statement (net gains €2 million for the year ended December 31, 2021 and nil for the year ended December 31, 2020).

The Company reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Currency risk
(Increase)/Decrease in Cost of revenues	€(111)	€(82)	€6
Net financial income/(expenses)	—	(86)	—
Result from investments	(10)	20	—
Interest rate risk
Result from investments	(59)	(6)	—
Net financial expenses	—	2	—
Commodity price risk
Decrease/(Increase) in Cost of revenues	464	18	(34)
Ineffectiveness and discontinued hedges	(6)	2	—
Tax expense	(99)	5	8
Total recognized in the Consolidated Income Statement	€179	€(127)	€(20)
Net investment hedges
In order to manage the Company’s foreign currency risk related to its investments, the Company enters into hedges of a net investment in a foreign operation, in particular foreign currency swaps, forward contracts and currency options. For the year ended December 31, 2022, gains of €100 million (nil for the years ended December 31, 2021 and 2020) related to the hedges of a net investment in foreign operation were recognized in Other comprehensive gain within currency translation differences. There was no ineffectiveness for the year ended December 31, 2022.
Derivatives for trading
At December 31, 2022, 2021 and 2020, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which did not qualify for hedge accounting.
Information on the Company's risk management strategy and additional information on its hedging activities is provided in Note 31, Qualitative and quantitative information on financial risks.

18.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
	2022	2021
	(€ million)
Cash at banks	€9,836	€13,176
Money market securities measured at FVTPL	20,870	25,042
Other cash equivalents	15,727	11,411
Total Cash and cash equivalents	€46,433	€49,629
Cash and cash equivalents of the FCA Group with an acquisition fair value of €22,514 million were recognized on completion of the merger. Refer to Note 3, Scope of consolidation for additional information.

Cash and cash equivalents held in certain foreign countries (primarily in Argentina, with an amount of €910 million at December 31, 2022) were subject to local exchange control regulations providing restrictions on the amount of cash, other than dividends, that can leave the country. In addition, a certain amount of cash and cash equivalent was held related to our entities in Russia (totaling €121 million at December 31, 2022). Certain specific uses of these resources may be restricted by the trade and financial sanctions adopted by various governments around the world and the counter-sanctions imposed by the Russian government. Refer to Note 3, Scope of consolidation for additional information.
Cash and cash equivalents include €107 million at December 31, 2022 held in bank deposits which are restricted to the operations related to securitization programs and warehouse credit facilities of Stellantis Financial Services. These deposits are primarily used for the collection of the loan installments from customers and the payment of debt and service costs and to the originator Stellantis Financial Services itself, according to the programs and facilities regulation. Refer to Note 22, Debt for additional information on securitization programs and warehouse credit facilities.

19.	Share-based compensation
2022-2024 Long Term Incentive Plan
At the General Meeting of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2022-2024 Long-Term Incentive Plan (“2022-2024 LTIP”) operates.
In July and September 2022, the Company granted a total of approximately 8.8 million Performance Share Units (“PSU”) and approximately 4.3 million Restricted Share Units (“RSU”) awards to eligible employees under the 2022-2024 LTIP.
In December 2022, the Company granted 0.6 million PSU and 0.6 million RSU additional awards.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 40 percent are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering an approximate three year performance period from the grant date to December 31, 2024, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of synergies less implementation costs (“PSU Synergies”), following the completion of the merger, covering an approximate three year period from the grant date to December 31, 2024, with a payout scale ranging from 0 percent to 100 percent. Ten percent of the PSU awards are expected to vest based on the achievement of certain regulatory emissions compliance targets (“PSU Compliance”) in the years ending December 31, 2022, 2023 and 2024. The remaining 10 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”), covering an approximate three-year period from the grant date to December 31, 2024, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 9.4 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2025.
The RSU awards (“2022 RSU awards”), which represents the right to receive Stellantis common shares, are expected to vest in the second quarter of 2025.
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
In June 2021, the Company granted a total of approximately 6.0 million PSU and approximately 2.7 million RSU awards to eligible employees under the 2021-2023 LTIP.

In September and October 2021, the Company granted approximately 1.3 million PSU and 1.0 million RSU additional awards.

In December 2021, the Company granted 0.4 million PSU special awards. These have certain performance targets which are settled independently of each other and are expected to vest based on the Company’s targets for achievement of fixed costs, Adjusted operating income margin and break-even level, covering an approximate two year period from January 18, 2021 to December 31, 2022, with a payout scale ranging from 0 percent to 100 percent.

The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 40 percent are expected to vest based on certain market performance conditions covering an approximate three year performance period from January 18, 2021 (the date of the completion of the merger) to December 31, 2023, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of synergies less implementation costs, following the completion of the merger, covering an approximate three year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. 10 percent of the PSU awards are expected to vest based on the achievement of certain regulatory emissions compliance targets in the years ending December 31, 2021, 2022 and 2023. The remaining 10 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets, covering an approximate three-year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 7.3 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2024.
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
Other Restricted Share Unit and Performance Share Unit Grants
During the year ended December 31, 2022, the Company granted approximately 0.3 million RSU awards and 0.1 million PSU awards to certain key employees of the Company, which represents the right to receive Stellantis common shares. A portion of these awards are expected to vest in 2023 with the remaining portion expected to vest in 2024, 2025 or 2026, in accordance with the award agreements. The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation.
During the year ended December 31, 2021, the Company granted approximately 0.8 million RSU awards to certain key employees of the Company, which represents the right to receive Stellantis common shares. A portion of these awards are expected to vest in 2022, with the remaining portion expected to vest in 2023 or 2024, in accordance with the award agreements. The fair values of these RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.

Share-based payment plans issued by the former FCA
As a result of the merger, each outstanding legacy FCA PSU award, and each outstanding legacy FCA RSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the legacy FCA PSU Adjusted EBIT and legacy FCA PSU TSR awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. On completion of the merger 24.3 million replacement Stellantis RSU awards were granted.
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
The replacement Stellantis RSU awards, which represents the right to receive Stellantis common shares are expected to vest in 2023 in accordance with the award agreements.
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
2018 performance share plan
In 2018, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, half of the shares vested in April 2021 with the remaining portion vested in April 2022. On completion of the merger 4.1 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.2 million granted for the equal distribution of Faurecia.
2019 performance share plan
In 2019, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, the shares are vested in two equal parts with one part vested in May 2022 and the remaining part expected to be vested in May 2023. On completion of the merger 4.3 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal distribution of Faurecia.
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

PSU Awards
Changes during 2022 and 2021 for the PSU awards under the 2022-2024 and 2021-2023 LTIPs were as follows:

	2022
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)	PSU Electrification	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	2,757,605	€17.07	2,757,605	€14.55	689,516	€14.55	689,285	€14.55
Granted	3,803,956	10.38	3,803,956	11.29	950,992	11.29	950,986	11.29
Vested	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	—	—	—
Forfeited	(209,121)	16.50	(209,121)	14.27	(52,286)	14.27	(52,273)	14.27
Outstanding shares unvested at December 31	6,352,440	€13.09	6,352,440	€12.61	1,588,222	€12.61	1,587,998	€12.61

	2021
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)	PSU Electrification	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—	—	€—	—	€—	—	€—
Granted	2,934,454	17.07	2,934,454	14.55	733,729	14.55	733,498	14.55
Vested	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	—	—	—
Forfeited	(176,849)	17.07	(176,849)	14.55	(44,213)	14.55	(44,213)	14.55
Outstanding shares unvested at December 31	2,757,605	€17.07	2,757,605	€14.55	689,516	€14.55	689,285	€14.55
The fair values of the PSU TSR awards were calculated using a Monte Carlo simulation model.
The key assumptions utilized to calculate the grant-date fair values for the PSU TSR awards are summarized below:

	2022	2021
Key assumptions	PSU TSR Awards Range
Grant date stock price	€12.51 - €13.33	€16.98 - €17.68
Expected volatility	42%	41%
Risk-free rate	0.4%	(0.69)%
The expected volatility was based on the observed historical volatility for common shares of Stellantis. The risk-free rate was derived from the yield on Euro Area Government Bonds of appropriate term, as detailed by the European Central Bank.
The weighted average fair value of the PSU Synergies, PSU Compliance and PSU Electrification awards that were granted during year ended December 31, 2022 and 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU awards do not have the right to receive ordinary dividends prior to vesting.

RSU awards
Changes during 2022 and 2021 for the RSU awards under the 2022-2024 and 2021-2023 LTIPs were as follows:

	2022		2021
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	4,316,256	€14.62	—	€—
Granted	5,186,760	11.45	4,499,970	14.62
Vested	(310,968)	16.11	—	—
Canceled	—	—	—	—
Forfeited	(367,105)	14.02	(183,714)	14.62
Outstanding shares unvested at December 31	8,824,943	€12.77	4,316,256	€14.62
The weighted average fair value of the RSU awards that were granted at December 31, 2022 and 2021, were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
Replacement Stellantis RSU awards
Changes during 2022 and 2021 for the Replacement Stellantis RSU awards from share-based payment plans issued by the former FCA Group were as follows:

	2022		2021
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	17,520,829	€11.08	—	€—
Anti-dilution adjustment	—	—	2,181,936	11.09
Granted	—	—	24,321,968	11.14
Vested	(6,923,401)	10.19	(8,438,777)	11.30
Canceled	—	—	—	—
Forfeited	(875,295)	10.05	(544,298)	10.32
Outstanding shares unvested at December 31	9,722,133	€9.95	17,520,829	€11.08
The weighted average fair value of the RSU awards that were granted at December 31, 2022 and 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.

Changes during 2022, 2021 and 2020 for the Replacement Stellantis RSU awards from share-based payment plans issued by former PSA were as follows:

	2022		2021		2020
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	11,573,960	€7.9	8,576,981	€15.3	9,574,500	€16.53
Anti-dilution adjustment	—	—	7,278,029	—	8,786	—
Granted	—	—	—	—	2,740,165	10.34
Vested	(4,187,770)	8.78	(4,245,183)	9.15	(2,153,500)	13.77
Canceled	—	—	—	—	(1,299,970)	16.79
Forfeited	(964,112)	7.76	(35,867)	8.99	(293,000)	11.35
Outstanding shares unvested at December 31	6,422,078	€6.71	11,573,960	€7.9	8,576,981	€15.3
The weighted average fair value of the RSU awards that were granted at December 31, 2022, 2021 and 2020 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.
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
There were no anti-dilution adjustments in 2022.
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
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €170 million, €201 million and €34 million was recorded for the years ended December 31, 2022, 2021 and 2020, respectively.

20.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€43	€2,783	€2,826	€129	€4,045	€4,174
Health care and life insurance plans	126	1,596	1,722	126	2,132	2,258
Other post-employment benefits	56	771	827	66	1,090	1,156
Other provisions for employees	320	741	1,061	363	798	1,161
Total Employee benefits liabilities	€545	€5,891	€6,436	€684	€8,065	€8,749
Employee benefits liabilities of the FCA Group with an acquisition fair value of €8.8 billion were recognized on completion of the merger. Refer to Note 3, Scope of consolidation for additional information.
The Company recognized total expense related to continuing operations of €2,018 million for defined contribution plans for the year ended December 31, 2022 (€1,812 million in 2021 and €462 million in 2020).
The Company’s defined benefit liabilities were remeasured at December 31, 2022 resulting in a decrease in the net liability of approximately €1.79 billion primarily due to increases in discount rates of €7.41 billion partially offset by a negative return on assets of €6.17 billion.

The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
	2022	2021
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€23,652	€30,231
Health care and life insurance plans	1,722	2,258
Other post-employment benefits	805	1,125
Total present value of defined benefit obligations (a)	26,179	33,614

Fair value of plan assets (b)	22,676	28,475
Asset ceiling (c)	28	26
Total net defined benefit plans (a - b + c)	3,531	5,165
of which:
Net defined benefit liability (d)	5,375	7,588
Defined benefit plan asset (Note 16)	(1,844)	(2,423)

Other provisions for employees (e)	1,061	1,161
Total Employee benefits liabilities (d + e)	€6,436	€8,749

Pension benefits
The Company’s funding policy for defined benefits pension plans was to contribute the minimum amounts required by applicable laws and regulations or to directly pay benefit payments where appropriate. In the U.S., these excess amounts were tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2022, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €1.6 billion, with the usage of the credit balances to satisfy minimum funding requirements subject to the plans maintaining certain funding levels. During the year ended December 31, 2022, the Company made pension contributions in the U.S. and Canada totaling €314 million. Contributions to the pension plans of the Company for 2023 are expected to be €123 million, including both contributions to pension funds and direct benefit payments to employees. Of this amount, €79 million relates to the U.S. and Canada, with €78 million being mandatory contributions and €1 million discretionary contributions, €8 million relates to the UK, and €12 million relates to Germany.
The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2023	€1,746
2024	€1,731
2025	€1,728
2026	€1,740
2027	€1,736
2028-2032	€8,539

The following table summarizes changes in pension plans:

	2022					2021
	US and Canada	UK	France and Germany	Other	Total	US and Canada	UK	France and Germany	Other	Total
	(€ million)
Projected benefit obligation
At beginning of period: Present value	€(24,197)	€(2,480)	€(3,141)	€(413)	€(30,231)	€—	€(2,132)	€(4,603)	€(180)	€(6,915)
Effect of changes in scope of consolidation and other	22	1	(283)	34	(226)	(23,698)	(256)	444	(197)	(23,707)
Service cost	(160)	—	(57)	(11)	(228)	(153)	—	(74)	(11)	(238)
Interest cost	(729)	(44)	(46)	(9)	(828)	(613)	(32)	(25)	(8)	(678)
Benefit payments for the year	1,564	97	105	24	1,790	1,291	113	367	18	1,789
Participant contributions	(1)	—	—	—	(1)	(1)	—	—	(1)	(2)
Actuarial gains and (losses)	5,568	756	750	149	7,223	624	(13)	568	(26)	1,153
Demographic assumptions and experience	58	(71)	(219)	(23)	(255)	85	(74)	61	5	77
Financial assumptions	5,510	827	969	172	7,478	539	61	507	(31)	1,076
Effect of changes in exchange rates	(1,265)	128	—	(12)	(1,149)	(1,647)	(162)	—	(8)	(1,817)
Past service cost	(3)	(3)	—	2	(4)	—	2	182	—	184
Effect of curtailments and settlements/Other	—	—	1	1	2	—	—	—	—	—
At period-end: Present value	€(19,201)	€(1,545)	€(2,671)	€(235)	€(23,652)	€(24,197)	€(2,480)	€(3,141)	€(413)	€(30,231)
Plan Assets
At beginning of period: Fair value	€21,856	€3,148	€3,238	€233	€28,475	€—	€2,707	€4,022	€147	€6,876
Effect of changes in scope of consolidation and other	(29)	—	264	(26)	209	19,927	212	(245)	92	19,986
Expected return on assets	660	56	47	2	765	524	40	22	2	588
Participant contributions	1	—	—	—	1	1	—	—	1	2
Administrative Expenses	(82)	(1)	—	(1)	(84)	(72)	—	—	—	(72)
Actuarial gains and (losses)	(4,267)	(978)	(909)	(20)	(6,174)	1,359	56	(207)	(4)	1,204
Effect of changes in exchange rates	1,067	(165)	—	2	904	1,370	201	—	1	1,572
Employer contributions	309	26	8	2	345	35	45	7	4	91
Benefit payments for the year	(1,556)	(97)	(101)	(11)	(1,765)	(1,288)	(113)	(361)	(10)	(1,772)
At period-end: Fair value	€17,959	€1,989	€2,547	€181	€22,676	€21,856	€3,148	€3,238	€233	€28,475

	2022					2021
	US and Canada	UK	France and Germany	Other	Total	US and Canada	UK	France and Germany	Other	Total
	(€ million)
Present value of projected benefit obligation	€(19,201)	€(1,545)	€(2,671)	€(235)	€(23,652)	€(24,197)	€(2,480)	€(3,141)	€(413)	€(30,231)
Fair value of plan assets	17,959	1,989	2,547	181	22,676	21,856	3,148	3,238	233	28,475
Net (liability) asset recognized in the balance sheet before minimum funding requirement (IFRIC 14)	(1,242)	444	(124)	(54)	(976)	(2,341)	668	97	(180)	(1,756)
Minimum funding requirement liability (IFRIC 14)	(28)	—	—	—	(28)	(26)	—	—	—	(26)
Net (liability) asset recognized in the balance sheet	(1,270)	444	(124)	(54)	(1,004)	(2,367)	668	97	(180)	(1,782)
Of which, liability	(2,528)	(38)	(192)	(68)	(2,826)	(3,659)	(65)	(270)	(180)	(4,174)
Of which, asset	1,258	482	68	14	1,822	1,292	733	367	—	2,392

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2022	2021	2020(1)
	(€ million)
Current service cost	€228	€238	€208
Interest expense	828	678	99
Interest income	(765)	(588)	(111)
Other administration costs	83	73	—
Past service costs/(credits) and (gains)/losses arising from settlements/curtailments	3	(184)	(18)
Items relating to discontinued operations	—	—	(33)
Total recognized in the Consolidated Income Statement	€377	€217	€145
____________________________________________________________________________________________________
(1) 2020 amounts include Other post-employment benefits
During the year ended December 31, 2021, there was a prior service credit primarily due to an amendment to benefits offered which incentivizes employees to elect lump sum or installment options over annuity payouts.

The fair value of plan assets by class was as follows:

	At December 31,
	2022		2021
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€961	€850	€922	€780
U.S. equity securities	908	906	1,244	1,242
Non-U.S. equity securities	641	641	732	731
Equity commingled funds	1,445	399	2,058	498
Equity instruments	2,994	1,946	4,034	2,471
Government securities	2,262	986	6,176	1,212
Corporate bonds (including convertible and high yield bonds)	4,333	14	8,375	—
Other fixed income	4,950	37	1,583	—
Fixed income securities	11,545	1,037	16,134	1,212
Private equity funds	2,965	—	3,125	—
Diversified Commingled funds	125	34	—	—
Real estate funds	1,343	4	1,015	—
Hedge funds	2,634	—	2,718	—
Investment funds	7,067	38	6,858	—
Insurance contracts and other	109	73	527	18
Total fair value of plan assets	€22,676	€3,944	€28,475	€4,481

Non-U.S. equity securities were invested broadly in developed international and emerging markets. Fixed income securities were debt instruments primarily comprised of long-term U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalizations. Private equity funds included those in limited partnerships that invest primarily in the equity of companies that are not publicly traded on a stock exchange. Private debt funds included those in limited partnerships that invest primarily in the debt of companies and real estate developers. Commingled funds included common collective trust funds, mutual funds and other investment entities. Real estate fund investments included those in limited partnerships that invest in various commercial and residential real estate projects around the world. Hedge fund investments included those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
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

Sources of potential risk in pension plan assets were related to market risk, interest rate risk and operating risk. Market risk was mitigated by diversification strategies and as a result, there were no significant concentrations of risk in terms of sector, industry, geography, market capitalization, manager or counterparty. Interest rate risk was mitigated by partial asset-liability matching. The fixed income target asset allocation partially matched the bond-like and long-dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the fair value of the investments in fixed income securities and the present value of the obligations. Operating risks were mitigated through ongoing oversight of external investment managers’ style adherence, team strength and firm health.
The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2022					2021
	U.S.	Canada	UK	France	Germany	U.S.	Canada	UK	France	Germany
Discount rate	5.40%	5.27%	4.52%	4.01%	3.56%	2.85%	3.15%	1.82%	1.14%	1.38%
Future salary increase rate	—%	3.50%	2.55%	2.68%	2.80%	—%	3.50%	—%	1.82%	2.30%/ 2.55%
The average duration of U.S., Canada, UK, France and Germany liabilities was approximately 9, 10, 13, 7 and 15, respectively.
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

Expected benefit payments
(€ million)
2023	€127
2024	€126
2025	€126
2026	€125
2027	€125
2028-2032	€614

Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

	2022	2021
	(€ million)
Present value of obligations at January 1	€2,258	€—
FCA - PSA merger	—	2,230
Included in the Consolidated Income Statement	92	81
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(45)	(11)
- Financial assumptions	(565)	(97)
Effect of movements in exchange rates	118	156
Other:
Benefits paid	(136)	(101)
December 31	€1,722	€2,258
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Current service cost	€21	€21	€—
Interest expense	70	60	—
Past service costs/(credits) and losses/(gains) arising from settlements	1	—	—
Total recognized in the Consolidated Income Statement	€92	€81	€—
Health care and life insurance plans were accounted for on an actuarial basis, which required the selection of various assumptions. In particular, it required the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2022		2021
	U.S.	Canada	U.S.	Canada
Discount rate	5.54%	5.27%	2.99%	3.26%
Salary growth	1.50%	1.25%	1.50%	1.25%
Weighted average ultimate healthcare cost trend rate	4.00%	4.00%	4.00%	4.00%
The average duration of the U.S. and Canadian liabilities was approximately 10 and 13 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for the next year and used in the 2022 plan valuation was 5.5 percent. The annual rate was assumed to decrease gradually to 3.9 percent through 2045 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2022 plan valuation was 4.4 percent. The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits comprised other employee benefits granted to Company employees primarily in Europe.

Changes in defined benefit obligations for other post-employment benefits were as follows:

	2022	2021
	(€ million)
Present value of obligations at January 1	€1,125	€752
FCA - PSA merger	—	779
Included in the Consolidated Income Statement	(34)	23
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	49	33
- Financial assumptions	(279)	(28)
Effect of movements in exchange rates	1	4
Other:
Benefits paid	(56)	(113)
Change in scope of consolidation	—	(208)
Other changes	(1)	(117)
Present value of obligations at December 31	€805	€1,125
As at December 31, 2022, the above Other post-employment benefit liability is net of plan assets of €297 million.
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Current service cost	€38	€95	€48
Interest expense	12	10	9
Past service costs/(credits) and losses/(gains) arising from settlements	(84)	(82)	—
Total recognized in the Consolidated Income Statement	€(34)	€23	€57
Past service credits are primarily due to the impact on French plans of voluntary departures.

Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

21.	Provisions
Provisions consisted of the following:

	At December 31,
	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€3,501	€5,764	€9,265	€3,461	€4,761	€8,222
Sales incentives	3,395	—	3,395	3,008	—	3,008
Restructuring	853	687	1,540	647	529	1,176
Legal proceedings and disputes	405	793	1,198	456	608	1,064
Commercial risks	2,444	228	2,672	1,441	292	1,733
Other risks	713	988	1,701	896	1,080	1,976
Total Provisions	€11,311	€8,460	€19,771	€9,909	€7,270	€17,179
Changes in Provisions were as follows:

	At January 1, 2022	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Change in scope	Other	At December 31, 2022
	(€ million)
Product warranty and recall campaigns	€8,222	€4,879	€(4,094)	€(101)	€314	€(2)	€2	€45	€9,265
Sales incentives	3,008	6,418	(6,013)	(85)	63	(1)	—	5	3,395
Restructuring costs	1,176	1,167	(760)	(47)	(1)	—	—	5	1,540
Legal proceedings and disputes	1,064	259	(519)	(61)	85	(7)	22	355	1,198
Commercial risks	1,733	1,759	(553)	(129)	86	(4)	3	(223)	2,672
Other risks	1,976	439	(363)	(245)	23	(1)	10	(138)	1,701
Total Provisions	€17,179	€14,921	€(12,302)	€(668)	€570	€(15)	€37	€49	€19,771
Product warranty and recall campaigns
During the year ended December 31, 2022, a total provision of €951 million was recognized in Product warranty and recall campaigns which related to an extension of a recall of Takata airbags in Enlarged Europe, North America, Middle East & Africa and South America. The estimated future costs of actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration.
The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2026.
Prior to 2021, certain warranty costs that were incurred beyond the contractual warranty period (“goodwill warranty”) were expensed as incurred due to the inability to reliably estimate the amount and frequency. As a result of converged process and methodology of legacy PSA and FCA entities, the Company was able to reliably estimate the cost of the goodwill warranty as of December 31, 2021. For the six months ended December 31, 2021, the change in estimate was recognized as an increase to the warranty provision of €732 million for vehicles sold in prior periods.
During 2022, further refinements to the model implemented during 2021 were made to consider new information related to expected future spending for individually significant actions. For the year ended December 31, 2022, the change in estimate was recognized as an increase to the warranty provision of €314 million. Refer to Note 29, Segment reporting for additional detail.

Sales incentives
As described within Note 2, Basis of preparation - Use of estimates, the Company recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. At December 31, 2022, the Sales incentive provision increased primarily due to higher provisions for sales incentives in connection with increased dealer stock and higher per unit accruals.
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
Commercial risks
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for costs related to regulatory emission requirements was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The cash outflow for the non-current portion of the Commercial risks provision was primarily expected within a period through 2025.
Corporate Average Fuel Economy (“CAFE”) standards
The increase in the Commercial risks as at December 31, 2022, is primarily related to the incremental provision of €660 million as a result of the issuance of the final rule by the National Highway Traffic Safety Administration (“NHTSA”) in March 2022. Refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information.
Restructuring costs
During the year ended December 31, 2022, a total provision for €1,167 million was recognized primarily related to workforce reduction mainly in Enlarged Europe, North America and South America (refer to Note 29, Segment reporting).
During the year ended December 31, 2021, a total provision for €678 million was recognized mainly in Enlarged Europe as part of the integration and optimization of the operations (refer to Note 29, Segment reporting).
Other risks
Other risks included, among other items: provisions for disputes with suppliers related to supply contracts or other matters that were not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Company’s probable environmental obligations, which also included costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision was primarily expected within a period through 2025.

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
The following table summarizes the Company's current and non-current Debt by maturity date (amounts include accrued interest):

	At December 31,
	2022					2021
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non-current)	Total Debt
	(€ million)
Notes	€3,692	€7,662	€7,911	€15,573	€19,265	€1,782	€8,776	€7,935	€16,711	€18,493
Borrowings from banks	1,389	1,416	145	1,561	2,950	7,697	3,079	35	3,114	10,811
Asset-backed financing	1,009	558	88	646	1,655	420	523	50	573	993
Lease liabilities	634	896	729	1,625	2,259	431	1,090	965	2,055	2,486
Other debt	960	63	1	64	1,024	628	170	1	171	799
Total Debt	€7,684	€10,595	€8,874	€19,469	€27,153	€10,958	€13,638	€8,986	€22,624	€33,582
Debt reduced by approximately €6.4 billion primarily as a result of the early repayment of the €6.3 billion credit facility entered in June 2020 with Intesa Sanpaolo and the repayment at maturity of the €420 million EIB loan and the reduction in other bank debt, partially offset by the net increase in the notes outstanding and the increase in asset-backed financing liabilities in relation to Stellantis Financial Services U.S. growth. The main classes of debt are described below.

Notes
The following table summarizes the notes outstanding at December 31, 2022 and 2021:

					At December 31,
(€ million)	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2022	2021
Stellantis (Peugeot S.A. issuances):
STELLANTIS N.V. (Peugeot S.A.) 2016	EUR	500	2.375	Q2/2023	508	508
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	600	2.000	Q1/2024	608	608
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	100	2.000	Q1/2024	102	102
STELLANTIS N.V. (Peugeot S.A.) 2018	EUR	650	2.000	Q1/2025	658	658
STELLANTIS N.V. (Peugeot S.A.) 2019	EUR	600	1.125	Q3/2029	594	594
STELLANTIS N.V. (Peugeot S.A.) 2020	EUR	1,000	2.750	Q2/2026	1,011	1,011
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	100	1.050	Q4/2023	101	101
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	60	1.600	Q2/2026	61	61
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	50	1.810	Q2/2027	50	50
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	70	Euribor 6M + 1.050	Q4/2023	71	71
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	204	Euribor 6M + 1.400	Q2/2026	204	204
Medium Term Note Programme(1):
Fiat Chrysler Finance Europe Senc 2014	EUR	1,350	4.750	Q3/2022	—	1,414
STELLANTIS N.V. (FCA N.V.) 2016	EUR	1,250	3.750	Q1/2024	1,340	1,385
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.375	Q3/2023	1,289	1,326
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.875	Q1/2026	1,420	1,460
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,000	4.500	Q3/2028	1,219	1,245
STELLANTIS N.V. 2021	EUR	1,250	0.625	Q1/2027	1,254	1,254
STELLANTIS N.V. 2021	EUR	1,250	0.750	Q1/2029	1,250	1,249
STELLANTIS N.V. 2021	EUR	1,250	1.250	Q2/2033	1,240	1,238
STELLANTIS N.V. 2022	EUR	1,000	2.750	Q2/2032	1,016	—
Other Notes:
STELLANTIS N.V. (FCA N.V.) 2015	U.S.$	1,500	5.250	Q2/2023	1,437	1,406
STELLANTIS FINANCE US 2021	U.S $	1,000	1.711	Q1/2027	942	884
STELLANTIS FINANCE US 2021	U.S $	1,000	2.691	Q3/2031	941	886
STELLANTIS FINANCE US 2022	U.S. $	550	5.625	Q1/2028	520	—
STELLANTIS FINANCE US 2022	U.S. $	700	6.375	Q3/2032	665	—
GIE PSA Trésorerie 2003	EUR	600	6.000	Q3/2033	764	778
Total Notes					€19,265	€18,493
______________________________________________________________________________________________________________________________
(1) Listing on the Irish Stock Exchange was obtained

Notes Issued by Peugeot S.A
Bonds issued by Peugeot S.A. are governed by the terms and conditions of the Peugeot S.A. €5 billion EMTN Program that was renewed on June 8, 2020 for the last time. Those bonds are guaranteed by the GIE PSA Trésorerie.

In April 2019, Peugeot S.A. raised funds using a private investment under German law through a Schuldscheindarlehen. This transaction was structured in several tranches denominated in euros, with maturities ranging from Q4 2023 to Q2 2027.

Notes Issued Under the Medium Term Note Programme
Certain notes issued by Stellantis were governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme) formerly available to FCA N.V., the predecessor of Stellantis N.V.. A maximum of €20 billion was allowed under this programme, and notes of €4.75 billion (principal amounts) were outstanding as at December 31, 2022.
After the merger, Stellantis established a Euro Medium Term Note Programme (“EMTN”) under which it may from time to time issue notes up to an amount of €30 billion.
In 2021 Stellantis N.V. issued notes under this programme for a total of €3.75 billion (principal amounts).
On March 15, 2022 Stellantis received the approval by the Central Bank of Ireland for the new Base Prospectus of its EMTN Programme.
On April 1, 2022, Stellantis N.V. issued €1.0 billion principal amount of 2.750 percent notes due April 1, 2032, under the EMTN Programme.
As at December 31, 2022, the outstanding principal amount of the notes issued under the successive versions of the programme was €9.5 billion. All the notes were rated Baa2 by Moody’s Investors Service, BBB by S&P Global Ratings and BBB by Fitch Ratings.
These notes impose covenants on the issuer, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2022, Stellantis was in compliance with the covenants under the MTN Programme.
From time to time, Stellantis may buy back notes in the market. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Other Notes
On September 12, 2022, Stellantis Finance US issued US$0.6 billion 5.625 percent Senior Notes due January 12, 2028 and US$0.7 billion 6.375 percent Senior Notes due September 12, 2032, both guaranteed by Stellantis N.V.
As at December 31, 2022, all the Notes were rated Baa2 by Moody’s Investors Service, BBB by S&P Global Ratings and BBB by Fitch Ratings.
The Notes impose covenants on Stellantis N.V. including: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by Stellantis’ main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2022, Stellantis was in compliance with the covenants of the Notes.

Borrowings from banks
European Investment Bank Borrowings
Stellantis had financing agreements with the European Investment Bank (“EIB”) for a total of €1.0 billion outstanding at December 31, 2022 (€1.5 billion at December 31, 2021), which were entered into to finance specific projects and investment plans among which: the manufacturing of PHEV vehicles at production plant in Melfi (Italy), the manufacturing of battery electric vehicles at the production plant in Mirafiori (Italy), the research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at laboratories in Turin (Italy) and the development of low emissions and fuel efficient propulsion systems in PSA Automobiles SA plants. In July 2022, Stellantis repaid at maturity a €420 million four-year loan granted in 2018 by EIB to support research and development projects.
Brazil
Stellantis’ Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to a principal amount of €0.6 billion at December 31, 2022 (€0.9 billion at December 31, 2021). The loans primarily include subsidized loans granted by public financing institutions, such as Banco Nacional do Desenvolvimento, with the aim to support industrial projects in certain areas. This provided the Company with the opportunity to fund large investments in Brazil with loans of sizeable amounts at attractive rates. At December 31, 2022, outstanding subsidized loans amounted to €0.3 billion (€0.4 billion at December 31, 2021), of which approximately €0.2 billion (€0.3 billion at December 31, 2021) related to the construction of the plant in Pernambuco (Brazil), which was supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.2 billion).
Intesa Sanpaolo Credit Facility
On January 28, 2022, Stellantis repaid early the €6.3 billion credit facility entered in June 2020 with Intesa Sanpaolo and maturity in March 2023. The facility was structured to support the restart and transformation of Italy’s automotive sector after the COVID-19 outbreak by providing liquidity to the Company’s business in Italy and to its Italian suppliers.
Undrawn committed credit lines
On July 23, 2021, Stellantis announced that it had signed a new syndicated revolving credit facility (“RCF”) of €12.0 billion, with a group of 29 relationship banks. This new RCF replaces the existing syndicated RCFs from the PSA Group (€3.0 billion) and FCA Group (€6.25 billion), thereby providing an increase in the Company’s overall liquidity and an extension of the duration of the facility and is available for use in general corporate purposes. The credit facility is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year. In June 2022, the first 1-year extension option has been exercised. Current maturities are July, 2025 and July, 2027 respectively for the two tranches.
At December 31, 2022, undrawn committed credit lines of €12.7 billion include the syndicated revolving credit facility of €12.0 billion, signed in 2021.
The covenants of the RCF include negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2022, Stellantis was in compliance with the covenants of the RCF.
Mexico Bank Loan
FCA Mexico, S.A. de C.V. (“FCA Mexico”), Stellantis’ principal operating subsidiary in Mexico, had a non-revolving loan agreement (“Mexico Bank Loan”), which was fully repaid on maturity on March 20, 2022.
Asset-backed financing
Asset-backed financing primarily represented the amount of financing received by Stellantis Financial Services U.S. through securitization programs of €1,527 million, that will be settled through the collection of a portfolio of receivables which originate from consumers.

The retail consumer contracts are pledged to special purpose entities as collateral.
The following table summarizes the asset-back financing amounts at December 31, 2022 and 2021:

				At December 31,
(€ million)	Currency	Interest rate %	Maturity(1)	2022	2021
Warehouse Credit Facilities:
FIARC	USD	Libor+spread	Q2/2023	101	191
SFS Funding I	USD	CP/SOFR+spread	Q3/2024	627	—
SFS Funding II	USD	CP/SOFR+spread	Q3/2024	10	—
Term Notes:
Term Notes 2017-2020	USD	1.49%-7.31%	Q2/2027	114	274
Term Notes 2021-1	USD	0.45%-5.37%	Q2/2028	75	126
Term Notes 2021-2	USD	0.48%-3.14%	Q4/2028	158	253
Term Notes 2022-1	USD	2.03%-5.41%	Q2/2029	201	—
Term Notes 2022-2	USD	6.26%-9.50%	Q4/2029	241	—
Total				€1,527	€844
________________________________________________________________________________________________________________________________________________
(1) Final maturity of the commitment for the warehouse credit facilities and the expected date of the last payment for the Term Notes
Warehouse Credit Facilities
There are three revolving warehouse credit facilities used to finance loan originations by Stellantis Financial Services U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding. Stellantis Financial Services U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities.
The Company has three separate USD warehouse credit facilities. First Investors Auto Receivables Corporation (“FIARC”) was implemented on August 31, 2012 and has a commitment through June 2023. The FIARC facility has a capacity of €281 million ($300 million) and bears interest based on one month LIBOR plus a spread. Stellantis Financial Services U.S. has also implemented two additional separate warehouse credit facilities. The first Stellantis Financial Services U.S. facility, SFS Funding, LLC, was implemented on August 18, 2022 and matures on August 18, 2024. The €2.3 billion ($2.5 billion) commitment bears interest based on variable commercial paper rates plus a spread or one month term SOFR, plus a spread. The second Stellantis Financial Services U.S. facility, SFS Funding II, LLC, was implemented on August 31, 2022 and matures on August 31, 2024. The €469 million ($500 million) commitment bears interest based on variable commercial paper rates plus a spread or one month term SOFR, plus a spread.
ABS Term Notes
ABS Term Notes are issued in various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range in interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes.
The terms governing the warehouse credit facilities and ABS Term Notes contains numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Notes or warehouse credit facilities. The Company was not in default with respect to any financial and non-financial covenants governing these financing arrangements at December 31, 2022.

Refer to Note 24, Fair value measurement for further information on fair and carrying values of assigned receivables and related liabilities.
Other
Additionally, there is €128 million of debt relating to factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized within assets of the same amount as of December 31, 2022 (€149 million at December 31, 2021) in the Consolidated Statement of Financial Position, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.
Other debt
Other debt also includes funds raised from financial services companies and deposits from dealers in South America, primarily in Brazil.
Lease liabilities
The following table summarizes the Company's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

	At December 31,
	2022	2021
	(€ million)
Long-term debt (non-current)	€1,625	€2,055
Short-term debt and current portion of long-term debt (current)	€634	€431
Maturity analysis - contractual undiscounted cash flows

At December 31, 2022
(€ million)
Due within one year	€634
Due between one and five years	896
Due beyond five years	729
Total undiscounted lease liabilities	€2,259
In addition, the Company entered into commitments relating to leases not yet commenced of €70 million, of which the most significant relating to contracts in the U.S. and in Italy. In addition to the above, the Company entered into non-cancellable short-term leases, which have not been classified as lease liabilities, of €28 million which is expected to be settled within the next 12 months.
Debt secured by assets
At December 31, 2022, debt secured by assets of the Company amounted to €176 million (€366 million at December 31, 2021), excluding the Lease liabilities and Asset-backed financing as described above, mainly related to subsidized financing in South America and India & Asia Pacific.

The total carrying amount of assets acting as security for loans for the Company amounted to €1,360 million, excluding the Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2022 (€1,311 million at December 31, 2021).

23.	Other liabilities
Other liabilities consisted of the following:

	At December 31,
	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€1,968	€4,931	€6,899	€3,027	€4,736	€7,763
Accrued expenses and deferred income	3,620	149	3,769	2,690	117	2,807
Indirect tax payables	1,563	23	1,586	1,625	118	1,743
Payables to personnel	2,700	6	2,706	2,736	13	2,749
Social security payables	633	14	647	647	19	666
Construction contract liabilities (Note 14)	111	—	111	54	—	54
Service contract liability	948	2,255	3,203	940	2,188	3,128
Derivatives operating liability	708	224	932	374	132	506
Other	2,277	527	2,804	2,346	373	2,719
Total Other liabilities	€14,528	€8,129	€22,657	€14,439	€7,696	€22,135
Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2022					2021
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non-Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	€9,960	€2,449	€3,276	€5,725	€15,685	€10,809	€5,242	€149	€5,391	€16,200
Payables for buy-back agreements include the price received for the product, recognized as an advance at the date of the sale and, subsequently, the repurchase price and the remaining lease installments yet to be recognized.
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
During the year ended December 31, 2021, as a result of the Supreme Court ruling, the previously recognized provision of €166 million related to PSA was no longer considered probable and was reversed. Corresponding deposits of approximately €180 million remain recorded within Other receivables pending release by the courts. Refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.
During the year ended December 31, 2021, other receivables of €113 million of which €87 million were recognized within Net revenues and €26 million within Net financial results for previously paid amounts that have not yet been recovered as these amounts are now virtually certain. The Company also expects to recognize approximately additional €48 million of previously paid taxes pending full resolution of these related cases.

During the year ended December 31, 2022, deposits of €144 million were released and received. The remaining amount of approximately €70 million is recorded within Other receivables.
Service contract liability
The service contract liability was mainly comprised of maintenance plans and extended warranties. Changes in the Company's service contract liability for the year ended December 31, 2022, were as follows:

	At January 1, 2022	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/(Liabilities) held for sale	Other Changes	At December 31, 2022
	(€ million)
Service contract liability	€3,128	€1,370	€(1,268)	€(1)	€(26)	€3,203
Of the total Service contract liability at December 31, 2022, the Company expected to recognize approximately €944 million in 2023, €811 million in 2024, €694 million in 2025 and €754 million thereafter.

24.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities measured at fair value on a recurring basis:

		At December 31,
		2022				2021
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Financial securities and equity instruments measured at FVOCI	13	€99	€19	€40	€158	€71	€21	€13	€105
Financial securities and equity instruments measured at FVPL	13	726	—	214	940	878	—	129	1,007
Derivative financial assets	17	2	30	2	34	5	48	—	53
Derivative operating assets	17	—	873	—	873	—	754	1	755
Collateral deposits	13	51	—	—	51	32	—	15	47
Receivables from financing activities	16	—	—	259	259	—	—	252	252
Trade receivables	16	—	1	—	1	—	5	—	5
Other receivables	16	—	—	89	89	2	218	134	354
Investment held for sale		—	—	—	—	49	—	—	49
Money market securities	18	20,869	—	1	20,870	24,732	298	12	25,042
Total Assets		€21,747	€923	€605	€23,275	€25,769	€1,344	€556	€27,669
Derivative financial liabilities	17	—	18	—	18	—	93	2	95
Derivative operating liabilities	17	—	883	49	932	—	497	9	506
Total Liabilities		€—	€901	€49	€950	€—	€590	€11	€601
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
The following table provides a reconciliation of the changes in items measured at fair value and categorized within Level 3:

	Receivables from financing activities	Financial securities	Derivative financial assets/(liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1, 2022	€252	€142	€(11)	€15	€12	€134
Gains/(Losses) recognized in Consolidated Income Statement	—	5	4	—	—	20
Losses recognized in Other comprehensive income/(loss)	—	—	(41)	—	—	—
Issues/Settlements	7	—	—	—	—	—
Purchases/Sales	—	58	—	—	(11)	—
Transfers to Assets/(Liabilities) held for sale	—	—	—	—	—	—
Transfers from Level 3	—	49	—	(15)	—	(65)
At December 31, 2022	€259	€254	€(48)	€—	€1	€89

	Receivables from financing activities	Financial securities	Derivative financial assets/(liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1, 2021	€—	€111	€—	€1	€—	€187
FCA - PSA merger	473	28	—	—	—	63
Losses recognized in Consolidated Income Statement	—	20	—	—	—	(13)
Gains recognized in Other comprehensive income/(loss)	—	1	—	—	—	(2)
Issues/Settlements	(221)	(57)	—	—	—	(61)
Purchases/Sales	—	39	(11)	14	12	29
Transfers from Level 3	—	—	—			(69)
At December 31, 2021	€252	€142	€(11)	€15	€12	€134
The gains/(losses) included in the Consolidated Income Statements were recognized within Cost of revenues and Net financial expenses. Of the total gains/(losses) recognized in Other comprehensive income, €41 million were recognized within Cash flow reserves (nil at December 31, 2021) and no amounts were recognized within Currency translation differences (nil at December 31, 2021).

Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, current receivables and payables was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount.

The carrying value of Cash at banks and Other cash equivalents usually approximated fair value due to the short maturity of these instruments (refer to Note 18, Cash and cash equivalents).
The following table provides the carrying amount and fair value of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2022		2021
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,370	€1,365	€1,247	€1,244
Retail financing		2,475	2,301	1,438	1,444
Finance lease		7	7	5	5
Other receivables from financing activities		595	564	701	701
Total Receivables from financing activities(1)	16	€4,447	€4,237	€3,391	€3,394

Asset-backed financing		€1,655	€1,629	€993	€993
Notes		19,265	17,321	18,493	18,790
Borrowings from banks & Other debt		3,974	3,901	11,610	11,573
Total Debt, excluding Lease liabilities	22	€24,894	€22,851	€31,096	€31,356
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
Notes that were traded in active markets for which close or last trade pricing was available are classified within Level 1 of the fair value hierarchy. Notes for which such prices were not available were valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2022, €16,841 million and €480 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2021, €18,286 million of notes were classified within Level 1 and €504 million of notes were classified within Level 2.
The fair value of Borrowings from banks and Other debt included in Level 2 of the fair value hierarchy was estimated using discounted cash flow models. The main inputs used were year-end market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of Borrowings from banks and Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2022, €3,510 million and €387 million of Borrowings from banks and Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2021, €11,105 million and €468 million of Borrowings from banks and Other Debt was classified within Level 2 and Level 3, respectively.

25.	Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco"), which was spun-off from CNHI effective January 1, 2022.
Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the purchase of propulsion system components for light commercial vehicles from Iveco;
•the sale of propulsion system and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI and Iveco;
•the sale of vehicles for leasing, renting and resale to the joint ventures FCA Bank and Koç Fiat Kredi and to the joint ventures with Santander and BNP Paribas;
•the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;
•the provision of services and the sale of goods to the GAC-Stellantis JV and to Dongfeng Peugeot Citroën Automobiles;
•the purchases of goods and services from GEFCO. Refer to Note 3, Scope of consolidation for additional information on the disposal;
•the purchase of vehicles from, and the provision of services and the sale of goods to, the joint operation Fiat India Automobiles Private Limited; and
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor).
The most significant financial transactions with related parties generated Receivables from financing activities of the Company’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables, which did not qualify for derecognition under IFRS 9 – Financial Instruments. Refer to Note 3, Scope of consolidation for additional information.
The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2022				2021				2020
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€1,129	€1,699	€24	€—	€831	€1,220	€14	€—	€—	€—	€—	€—
FCA Bank	2,007	33	30	21	1,666	19	(1)	39	—	—	—	—
GAC-Stellantis JV	24	—	—	(2)	45	—	—	(3)	—	—	—	—
Dongfeng Peugeot Citroën Automobiles	140	604	—	(7)	150	122	—	—	95	54	—	(2)
Partnership with Santander	4,358	504	1	(2)	3,955	632	57	—	3,799	558	—	—
Partnership with BNP Paribas Personal Finance(1)	3,415	119	—	—	3,296	15	—	—	3,318	272	—	—
Other	3	—	12	(4)	4	2	8	—	—	—	—	—
Total joint arrangements	11,076	2,959	67	6	9,947	2,010	78	36	7,212	884	—	(2)
GEFCO	—	—	—	—	25	2,048	—	—	23	1,913	—	—
Other	65	183	16	—	66	144	16	(2)	58	4	—	(3)
Total associates	65	183	16	—	91	2,192	16	(2)	81	1,917	—	(3)
CNHI	50	—	—	—	332	169	1	—	—	—	—	—
Iveco	233	26	(1)	—	—	—	—	—	—	—	—	—
Ferrari N.V.	22	83	—	—	27	115	—	—	—	—	—	—
Directors and Key Management	—	—	75	—	—	—	73	—	—	—	48	—
Other	1	1	48	—	179	5	49	—	—	—	—	—
Total CNHI, Ferrari, Directors and other	306	110	122	—	538	289	123	—	—	—	48	—
Total unconsolidated subsidiaries	17	50	5	(1)	261	11	5	(4)	—	—	—	—
Total transactions with related parties	€11,464	€3,302	€210	€5	€10,837	€4,502	€222	€30	€7,293	€2,801	€48	€(5)

Total for the Company	€179,592	€144,327	€8,981	€768	€149,419	€119,943	€9,130	€734	€47,656	€38,250	€3,923	€94
________________________________________________________________________________________________________________________________________________
(1) Net revenues for the years ended December 31, 2021 and 2020 previously reported have been increased by €2,563 million and €2,540 million respectively to reflect the sales of vehicles in certain markets that pass through a financial services joint venture before being directed to the independent dealer network

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2022				2021
	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€214	€423	€—	€—	€25	€356	€—	€—
FCA Bank	272	122	2	113	105	115	1	88
GAC-Stellantis JV	—	14	—	—	125	5	—	—
Dongfeng Peugeot Citroën Automobiles	114	64	—	—	132	68	—	—
Partnership with Santander	538	100	55	16	165	139	120	26
Partnership with BNP Paribas Personal Finance	381	158	—	—	93	138	—	—
Other	14	16	—	—	2	14	—	—
Total joint arrangements	1,533	897	57	129	647	835	121	114
GEFCO	—	—	—	—	15	383	—	—
Other	102	27	—	—	19	54	—	—
Total associates	102	27	—	—	34	437	—	—
CNHI	19	1	—	—	29	12	—	—
Iveco	34	17	—	—	—	—	—	—
Ferrari N.V.	11	17	—	—	11	23	—	—
Other	1	39	—	—	55	31	—	—
Total CNHI, Ferrari N.V. and other	65	74	—	—	95	66	—	—
Total unconsolidated subsidiaries	95	91	—	8	61	34	—	28
Total originating from related parties	€1,795	€1,089	€57	€137	€837	€1,372	€121	€142

Total for the Company	€14,870	€54,383	€1,655	€25,498	€11,442	€50,316	€993	€32,589
______________________________________________________________________________________________________________________________
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 22 Debt
Commitments and Guarantees
As of December 31, 2022, the Company had a take-or-pay commitment with Tofas with future minimum expected obligations as follows:

(€ million)
2023	€157
2024	€154
2025	€—
In December 2019, the Company committed to pay €198 million over an 18 year period to Dongfeng Peugeot Citroën Automobiles for the promotion of the Company's brands, subject to presentation of detailed plans of use and effectiveness. The residual commitment at December 31, 2022 amounts to €150 million. As of December 31, 2022, the future minimum expected obligations were as follows:

(€ million)
2023	€10
2024	€10
2025	€10
2026	€10
2027	€10
2028 and thereafter	€100
For commitments related to joint ventures for battery production, refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information.
Compensation to Directors and Key Management
The fees of the Directors of the Company for carrying out their respective functions were €31 million and €29 million for the year ended December 31, 2022 and 2021, respectively.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €44 million for 2022 (€44 million for 2021), which in addition to base compensation, included:
•€16 million in 2022 (€19 million in 2021) for share-based compensation expense;
•€14 million in 2022 (€12 million in 2021) for short-term employee benefits; and
•€3 million in 2022 (€4 million in 2021) for pension and similar benefits.
Refer to Note 19, Share-based compensation, for information related to the PSU and RSU awards granted to certain key employees.

26.	Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2022, the Company had pledged guarantees on the debt or commitments of third parties totaling €24 million (€25 million at December 31, 2021), as well as guarantees on related party debt and commitments of €248 million at December 31, 2022 (€161 million at December 31, 2021).
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
The SCUSA Agreement has a ten-year term expiring in April 2023, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, non-refundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2022, €12 million (U.S.$12 million) remained in deferred revenue.

On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The Amendment modified certain terms of the agreement, with the remaining term unchanged through to April 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S. $60 million (€53 million) to FCA US as part of a negotiated resolution of open matters. This amount was recognized by FCA during 2019. The duration of the agreement remained unchanged. In April 2022 the SCUSA Agreement was amended and extended through 2025, allowing SCUSA to serve a complementary role to Stellantis Financial Services. Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing subvention programs.
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
At December 31, 2022, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €264 million ($282 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at December 31, 2022.
Arrangements with key suppliers
From time to time and in the ordinary course of business, the Company entered into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contained unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2022 were as follows for the Company's continuing operations:

(€ million)
2023	€971
2024	€350
2025	€277
2026	€396
2027	€418
2028 and thereafter	€2,968
In December 2022, the Company committed to the purchase of batteries for the amount of €3,568 million over a 9 year period starting from 2025 with StarPlus Energy LLC. The residual commitment at December 31, 2022 amounts to €3,568 million. This commitment is included in the table above.

Other commitments, arrangements and contractual rights
On March 23, 2022, Stellantis announced that it will support ACC growth plans as it intends to build a third production site transforming Stellantis’ existing Termoli (Italy) plant into a new electric vehicle battery facility and finalized the agreement to add Mercedes-Benz AG as a new, equal partner with TotalEnergies/Saft and Stellantis. The partners have also committed to increase ACC’s total industrial capacity to at least 120 gigawatt hours (GWh) by 2030 and to scale up development and production of next-generation high-performance battery cells and modules.
On May 24, 2022, Stellantis and Samsung SDI Co., Ltd announced their plan to invest over €2.4 billion ($2.5 billion) in a joint venture, that was incorporated in December 2022 under the name of StarPlus Energy LLC for a lithium-ion battery production plant in Kokomo, Indiana, U.S. Refer to Note 3, Scope of consolidation for additional information.
On March 23, 2022, Stellantis and LG Energy Solution announced their plan to invest over €3.7 billion ($5 billion CAD) in a joint venture for Canada’s first large scale lithium-ion battery production plant, which will be built in Windsor, Canada. The agreement is subject to customary closing conditions, including regulatory approvals.
At December 31, 2022, total capital commitments related to the above were €2.2 billion for the period 2023 through to 2025.
European leasing agreements
On December 17, 2021, Stellantis announced the intention to reorganize its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with CACF, (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys, a subsidiary transferred at December 31, 2022, from FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF, and the activities of F2ML, a business unit created within the former Groupe PSA and which aims to develop the B2B long-term leasing activity. In addition, the joint ventures with BNPP PF and SCF are planned to be reorganized so the joint ventures with BNPP PF will operate financing activities in Germany, Austria and in the UK and joint ventures with SCF will operate financing activities in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities will cover all Stellantis brands. The binding agreements governing this reorganization were signed on March 31, 2022 between Stellantis and each of BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance and the proposed transactions are targeted to be completed during the first half of 2023, subject to regulatory approvals including from relevant authorities and market regulators. Refer to Note 3, Scope of consolidation for additional information.
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Company provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were nil as of December 31, 2022 (€5 million as of December 31, 2021). The Company provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida. On November 8, 2022, the Court granted summary judgement in FCA US’s favor against all claimants except those in Georgia and North Carolina. FCA US has moved to dismiss all remaining claims and decisions on those motions are pending. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of December 31, 2022, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.
In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. On June 3, 2022, FCA US announced that it had agreed to a settlement to resolve the DoJ, Criminal Division’s investigation as it relates to FCA US. The settlement, which received court approval, includes a guilty plea, a fine of approximately $96 million, and the forfeiture of approximately $204 million in gains. Prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we increased our accrual for this matter to approximately €266 million as of December 31, 2021, which is sufficient to cover the forfeiture and penalty imposed by the plea agreement. We remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
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
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. The Public Prosecutor of Frankfurt has also informed us that it is conducting a criminal investigation regarding the emissions of certain PSA diesel engines installed in approximately 1,000 PSA vehicles and 29,000 Mitsubishi vehicles sold in Germany. We continue to cooperate with these investigations.
We also face class actions and individual claims in several European countries. Several former FCA and PSA companies and our Dutch dealers have been served with two class actions filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. A class action alleging emissions non-compliance has also been filed in Portugal regarding former FCA vehicles and similar claims in the UK regarding former FCA and PSA vehicles are in a pre-litigation phase. We are also defending approximately 11,300 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany and approximately 150 in Austria.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company which has been paid by our Korean subsidiary. Our appeal of the MOE’s decision was rejected and we are no longer pursuing appeals other than in connection with calculation of the fine. Our Korean subsidiary has also paid an administrative fine, in an amount not material to the Company, imposed by the Korean Fair Trade Commission for a purported breach of the Act on Fair Labeling and Advertisement in connection with these vehicles.
In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,250 other FCA vehicles. The amount of the administrative fine is not material to the Company. We are waiting for the MOE to issue the final disposition on this matter. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters. In both cases, the authorities decided to not refer the matter to prosecutors, as they had found no evidence of wrongdoing by our Korean subsidiary.
The results of the unresolved governmental inquiries and private litigation related to the emissions matters disclosed above cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries, Non Opt-Out Litigation and other private litigation or estimate a range of possible loss.

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
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. Briefing on the motion to dismiss has been stayed pending decisions on motions to dismiss in two related cases in the U.S. District Court for the Eastern District of Michigan. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. The court granted our motion to dismiss one of the cases and that decision has been appealed by plaintiffs. Our motion to dismiss the other case remains pending. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss with regard to these lawsuits.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. The court dismissed GM’s lawsuit with prejudice. GM subsequently appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit the court affirmed the dismissal of GM’s complaint. On January 9, 2023, GM filed a petition with the U.S. Supreme Court, seeking review of the Sixth Circuit’s decision.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint on December 23, 2021. On May 16, 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. On July 20, 2022, the court granted Stellantis N.V.’s motion for summary disposition, but on November 28, 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine – EPA Matter

In connection with internal testing, FCA US determined that approximately 935,000 vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. FCA US discussed this issue and reviewed the proposed solution with the EPA and CARB. Prior to the merger, FCA US increased its warranty campaign provision by approximately €200 million associated with a recall campaign to implement this solution.
Tigershark Engine – Litigation
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company. The court granted final approval of the settlement in December 2022.
Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by NHTSA in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposed a CAFE penalty base rate of $5.50 through 2021 Model Year and increased the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date.
On April 1, 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019 Model Year. NHTSA is expected to continue to make mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. An additional accrual of €655 million has been recognized resulting from an increase in the provision related to the Model Year 2019-2021 penalty rate adjustment. In addition, an accrual of €5 million has been recognized to reflect the Model Year 2022 inflation adjustment for vehicles sold in 2021, and penalties for Model Year 2022 vehicles sold in the current year have been accrued based on a penalty rate of $15.00.
Greenhouse Gas Standards
On March 9, 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, greenhouse gas (“GHG”) emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states and the District of Columbia (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.

 Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.

 We did not meet the California GHG targets for model year 2021 and do not expect to meet the California GHG targets for model year 2022, as in planning both model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.

While we are executing on several important steps to ensure our carryback strategy, the success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for battery electric vehicles, all of which are inherently speculative. As we are unable to reliably estimate the cost of compliance, we have not recognized a provision.

 We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB on terms that are not available us. We are currently evaluating the enforceability of the California GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards.

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
Share capital
At December 31, 2022, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At December 31, 2022, fully paid-up share capital of Stellantis amounted to €32 million (€31 million at December 31, 2021) and consisted of 3,213,372,229 common shares (3,132,618,655 at December 31, 2021). This included 69,125,544 common shares held in Treasury (refer to Exercise of GM Warrants for further information) and therefore at December 31, 2022 there were 3,144,246,685 outstanding common shares. On December 21, 2022, all the outstanding special voting shares B were exchanged with newly issued special voting shares A in accordance with article 7.5 of the terms and conditions of the special voting shares. As a result all the 208,622 issued special voting shares B are held in the Company’s treasury. At December 31, 2022 there were 178,790 issued special voting shares A and 208,622 issued special voting shares B (208,622 at December 31, 2021), all with a par value of €0.01 each.
In accordance with IFRS 3 - Business Combinations, as applied to a reverse acquisition, the share capital of Stellantis reflects the share capital of the legal acquirer, FCA N.V. with the difference between share capital of the legal acquirer and the accounting acquirer, PSA, being aggregated and shown as part of retained earnings and other reserves.

The following table summarizes the changes in the number of outstanding common shares and special voting shares of Stellantis during the year ended December 31, 2022:

	Common Shares	Special Voting Shares A	Special Voting Shares B	Total
Balance at January 1, 2022	3,132,618,655	—	208,622	3,132,827,277
Issuance of Special Voting Shares	—	178,790	—	178,790
Issuance upon the exercise of GM warrants	69,125,544	—	—	69,125,544
Purchase of Treasury shares	(69,125,544)	(98)	(208,622)	(69,334,264)
Shares issued to serve Long Term Incentive Plans	11,628,030	—	—	11,628,030
Balance at December 31, 2022	3,144,246,685	178,692	—	3,144,425,377
In June 2021, one of the Company's consolidated subsidiaries, ARAMIS SAS ("Aramis") listed a portion of its shares on the Euronext Paris stock exchange. Prior to the listing, the Company held a 70 percent interest in Aramis, and as a result of the IPO, the Company’s interest has been diluted to 61 percent. As there was no loss of control as a result of the listing, the transaction has been accounted for as an equity transaction with €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings.
In the context of the contemplated merger with FCA, on December 17, 2019, DFG agreed to sell, and Groupe PSA agreed to buy, up to 30.7 million shares of PSA prior to the earlier of the closing of the merger or December 31, 2020 at a price based on the market price of PSA share when PSA is notified to effect a sale by DFG (those shares will be cancelled). On the date of commitment, a current financial liability of €685 million was initially recognized against equity to reflect the PSA repurchase obligation with subsequent remeasurement of the liability recorded as financial income (expense). At December 31, 2019, this liability was remeasured at €668 million against a net financial income (expense) of €17 million. On September 23, 2020, PSA repurchased 10 million of its own shares from DFG for a total purchase price of €164 million (excluding costs) that were subsequently cancelled and PSA and DFG agreed to amend the original agreement so that the remaining 20.7 million shares would have been sold by DFG to third parties by December 31, 2022 in the event those shares have not been sold to PSA by December 31, 2020. As under the amended agreement, as of December 15, 2020 the current financial liability was remeasured to €446 million and reversed against equity as PSA no longer had the obligation to repurchase these 20.7 million shares.
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

Exercise of GM Warrants
As part of the acquisition of Opel/Vauxhall by Groupe PSA, on July 31, 2017, PSA issued warrants to Adam Opel GmbH (a GM company), hereafter referred to as “GM”. The equity warrants entitled the holder to subscribe for 39,727,324 shares in Peugeot S.A. with a par value of €1 per warrant, and each warrant being eligible for one share in PSA Automobiles S.A. (“PSA”). The warrants were exercisable between the 5th and the 9th year following issuance, meaning that the exercise window opened on July 31, 2022. On the merger date, each of the warrants issued by PSA to GM was converted into one equity warrant, each of which entitled the holder to subscribe for 1.74 Stellantis shares (same conversion ratio as for all other PSA shares), with an exercise price equal to €1 per original warrant (€39,727,324).
On September 15, 2022, upon the exercise of the warrants above by GM we issued 69,125,544 common shares, representing approximately 2.2 percent of Stellantis’ share capital (on a diluted basis) and with a cash proceed of €40 million. Following the agreement entered into with GM, we immediately repurchased all the shares issued with a cash disbursement of €923 million corresponding to €13.36 per share (such amount was based on the volume weighted average price of one Stellantis common share on the regulated market of Euronext in Milan over the previous five trading days). The issuance and subsequent share buy-back have been accounted for as separate transactions within equity.

In addition, the warrant agreement noted that in case of transactions including dividends, allocation of shares to shareholders, merger or spin-off, where the date for determining the shareholders entitlement to benefit from or participate in the transaction, the warrant holders rights are protected until the delivery date. Such transactions included cash dividends payable to GM by PSA prior to the merger and paid by Stellantis since the merger, the Faurecia spin-off in 2021 and the 2021 Faurecia dividends payable. The amounts paid were previously recognized as liabilities when such dividends were declared. The payments reduced the liability for the dividends declared in years prior to 2022 and recognized against equity for the dividends declared during 2022.
Equity Incentive Plans
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
Other reserves:
Other reserves comprised the following:
•legal reserves of €18,037 million at December 31, 2022 (€13,030 million at December 31, 2021) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to Stellantis;
•capital reserves of €20,119 million at December 31, 2022 (€20,840 million at December 31, 2021);
•retained earnings, after the separation of the legal reserve, of positive €13,873 million (positive €5,664 million at December 31, 2021); and
•profit attributable to owners of the parent of €16,799 million for the year ended December 31, 2022 (€14,200 million for the year ended December 31, 2021).

Other comprehensive income
Other comprehensive income was as follows:

	Years ended December 31,
	2022	2021	2020
	(€ million)
Fair value remeasurement of cash flow hedges	(482)	149	107
of which, reclassified to the income statement	(353)	(98)	(32)
of which, recognized in equity during the period	(129)	247	139
Gains and losses from remeasurement of financial assets	3	6	—
of which, reclassified to the income statement	—	—	—
of which, recognized in equity during the period	3	6	—
Exchange differences on translating foreign operations	2,013	2,005	(377)
Share of Other comprehensive income/(loss) for equity method investees	(7)	(47)	(43)
Items relating to discontinued operations	—	—	(337)
Total amounts to be potentially reclassified to profit or loss	1,527	2,113	(650)

Actuarial gains and losses on defined benefit pension obligations	€1,753	€2,488	€(117)
Share of Other comprehensive income for equity method investees	(5)	8	—
Items relating to discontinued operations	—	—	(52)
Amounts not to be reclassified to profit or loss	1,748	2,496	(169)

Total Other comprehensive income/(loss) for the period	3,275	4,609	(819)
Income tax benefit (expense)	(290)	(783)	—
Income tax benefit (expense) - discontinued operations	—	—	10
Total Other comprehensive income/(loss) for the period, net of tax	€2,985	€3,826	€(809)
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

The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2022			2021			2020
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Fair value remeasurement of cash flow hedges	(482)	89	(393)	149	(54)	95	107	(31)	76
Gains and losses from remeasurement of financial assets	€3	€—	€3	€6	€—	€6	€—	€—	€—
Actuarial gains and losses on defined benefit pension obligations	€1,753	€(379)	€1,374	€2,488	€(729)	€1,759	€(117)	€31	€(86)
Exchange differences on translating foreign operations	2,013	—	2,013	2,005	—	2,005	(377)	—	(377)
Share of Other comprehensive income/(loss) for equity method investees	(12)	—	(12)	(39)	—	(39)	(43)	—	(43)
Items relating to discontinued operations	—	—	—	—	—	—	(389)	10	(379)
Total Other comprehensive income/(loss)	€3,275	€(290)	€2,985	€4,609	€(783)	€3,826	€(819)	€10	€(809)
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
The Company constantly monitors its net financial position in comparison with net equity and the generation of cash from its industrial activities. In order to reach these objectives, the Company continues to aim for improvement in the profitability of its operations. Furthermore, the Board of Directors may make proposals to Stellantis shareholders at a general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. The Company may also make purchases of treasury shares, without exceeding the limits authorized at a general meeting of Stellantis shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Company's rating.
Dividends proposed, declared and paid
On April 13, 2022, the AGM approved an ordinary dividend distribution of €1.04 per common share corresponding to a total distribution of approximately €3.3 billion, that was paid on April 29, 2022.
On February 22, 2023, the Company announced an ordinary dividend of €4.2 billion corresponding to €1.34 per share to be paid, subject to shareholder approval. The expected dates for NYSE, Euronext Milan and Euronext Paris will be as follows: (i) ex-date April 24, 2023, (ii) record date April 25, 2023, and (iii) payment date May 4, 2023.
Dividend policy
Common shares
The Company’s dividend policy contemplates an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25 percent - 30 percent of the Company’s Net profit for the relevant prior financial year.

The actual level of dividend to be distributed by the Company will be determined by the Board of Directors in its sole discretion and will be subject to earnings, cash balances, commitments, strategic plans and any other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.
Special voting shares
The holders of special voting shares are not entitled to any distributions. However, pursuant to article 29.4 of the Company's articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the "Special Voting Shares Dividend Reserve"). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

28.	Earnings per share
Basic earnings per share
Basic earnings per share for the years ended December 31, 2022, 2021 and 2020 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31,
		2022	2021	2020
Net profit attributable to owners of the parent	million	€16,799	€14,200	€2,173
Weighted average number of shares outstanding	thousand	3,140,089	3,059,284	1,544,002
Basic earnings per share	€	€5.35	€4.64	€1.41

		Years ended December 31,
		2022	2021	2020
Net profit from continuing operations attributable to owners of the parent	million	€16,799	€13,210	€2,353
Weighted average number of shares outstanding	thousand	3,140,089	3,059,284	1,544,002
Basic earnings per share from continuing operations	€	€5.35	€4.32	€1.52

		Years ended December 31,
		2022	2021	2020
Net profit from discontinued operations attributable to owners of the parent	million	€—	€990	€(180)
Weighted average number of shares outstanding	thousand	3,140,089	3,059,284	1,544,002
Basic earnings per share from discontinued operations	€	€—	€0.32	€(0.12)
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2022, 2021 and 2020 (Note 19, Share-based compensation), as determined using the treasury stock method. Additionally, in 2021 and in 2020 the weighted average number of shares outstanding was increased to reflect the 39,727,324 GM warrants issued by PSA in 2017, that became exercisable in July 2022.

2020 weighted average number of shares of former PSA have been adjusted by the exchange ratio of 1.742 to provide comparability in accordance with IFRS 3 - Business Combinations.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the years ended December 31, 2022, 2021 and 2020 except for the calculation of diluted earnings per share from discontinued operations which reported a loss in 2020.
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31,
		2022	2021	2020
Net profit attributable to owners of the parent	million	€16,799	€14,200	€2,173
Weighted average number of shares outstanding	thousand	3,140,089	3,059,284	1,544,002
Number of shares deployable for share-based compensation	thousand	23,870	23,651	14,441
Equity warrants delivered to GM	thousand	—	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,163,959	3,151,432	1,626,940
Diluted earnings per share	€	€5.31	€4.51	€1.34

		Years ended December 31,
		2022	2021	2020
Net profit from continuing operations attributable to owners of the parent	million	€16,799	€13,210	€2,353
Weighted average number of shares outstanding		3,140,089	3,059,284	1,544,002
Number of shares deployable for share-based compensation	thousand	23,870	23,651	14,441
Equity warrants delivered to GM	thousand	—	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,163,959	3,151,432	1,626,940
Diluted earnings per share from continuing operations	€	€5.31	€4.19	€1.45

		Years ended December 31,
		2022	2021	2020
Net profit from discontinued operations attributable to owners of the parent	million	€—	€990	€(180)
Weighted average number of shares outstanding		3,140,089	3,059,284	1,544,002
Number of shares deployable for share-based compensation	thousand	23,870	23,651	14,441
Equity warrants delivered to GM	thousand	—	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share(1)	thousand	3,163,959	3,151,432	1,544,002
Diluted earnings per share from discontinued operations	€	€—	€0.31	€(0.12)
________________________________________________________________________________________________________________________________________________
(1) Number of shares deployable for share-based compensation and equity warrants delivered to GM have not been taken into consideration in the calculation of diluted loss per share for the year ended December 31, 2020 as this would have had an anti-dilutive effect

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

The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Company’s five regional vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), Enlarged Europe (primarily the countries of the European Union and United Kingdom), Middle East & Africa (primarily Turkey, Morocco, Egypt and Algeria), South America (including Central America and the Caribbean islands), and China and India & Asia Pacific (Asia and Pacific countries). The Company's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
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
Other activities includes the results of our industrial automation systems design and production business, our cast iron and aluminum components business, our mobility businesses, our software and data businesses and our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses, income taxes and share of the profit of equity method investees are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
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
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
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
The following tables summarize selected financial information by segment for the years ended December 31, 2022, 2021 and 2020:

2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€85,474	€63,226	€6,453	€15,640	€4,500	€2,322	€1,953	€24	€179,592
Net revenues from transactions with other segments	1	85	—	(20)	5	(2)	1,216	(1,285)	—
Net revenues	85,475	63,311	6,453	15,620	4,505	2,320	3,169	(1,261)	179,592

Net profit/(loss) from continuing operations									€16,779
Tax expense									€2,729
Net financial expenses									€768
Share of the profit of equity method investees									€(264)
Operating income									€20,012
Adjustments:
Restructuring costs and other costs, net of reversals(1)	€56	€1,020	€—	€36	€—	€2	€30	€—	€1,144
Takata recall campaign(2)	€382	€545	€22	€2	€—	€—	€—	€—	€951
CAFE penalty rate(3)	€660	€—	€—	€—	€—	€—	€—	€—	€660
Change in estimate of non-contractual warranties(4)	€—	€294	€14	€3	€3	€—	€—	€—	€314
Impairment expense and supplier obligations(5)	€99	€92	€—	€45	€—	€—	€—	€1	€237
Patents litigation(6)	€93	€40	€—	€1	€—	€—	€—	€—	€134
Other(7)	€(24)	€(232)	€(1)	€62	€36	€—	€27	€3	€(129)
Total adjustments Jan 1 - Dec 31, 2022	€1,266	€1,759	€35	€149	€39	€2	€57	€4	€3,311
Adjusted Operating income	€13,989	€6,293	€1,078	€2,048	€654	€201	€(495)	€(445)	€23,323

Share of profit of equity method investees	€(2)	€(75)	€110	€—	€(310)	€—	€541	€—	€264
______________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(2) Extension of Takata airbags recall campaign
(3) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment. Refer to Note 21, Provisions, for additional information
(4) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(5) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America and South America
(6) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(7) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals

2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues(1)	€67,715	€58,728	€5,165	€10,496	€3,927	€2,003	€2,768	€(1,383)	€149,419
Net revenues from transactions with other segments	(9)	(126)	—	(22)	(3)	(1)	(1,222)	1,383	—
Net revenues from external customers(1)	67,706	58,602	5,165	10,474	3,924	2,002	1,546	—	149,419
Add: FCA Net revenues from external customers January 1 - January 16, 2021(2)	2,015	335	36	189	51	18	60	—	2,704
Add: Pro forma adjustments(3)	3	(7)	—	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - December 31, 2021	69,724	58,930	5,201	10,663	3,975	2,020	1,606	—	152,119
Net revenues from transactions with other segments	12	130	—	18	5	1	1,122	(1,288)	—
Pro Forma Net revenues(4)	€69,736	€59,060	€5,201	€10,681	€3,980	€2,021	€2,728	€(1,288)	€152,119

Net profit from continuing operations									€13,218
Tax expense									€1,911
Net financial expenses									€734
Share of the profit of equity method investees									€(737)
Operating income									€15,126
Add: FCA operating income, January 1 - 16, 2021									€77
Add: Pro forma adjustments									€96
Pro Forma Operating income									€15,299
Adjustments:
Restructuring costs and other costs, net of reversals(5)	€(4)	€781	€2	€54	€—	€1	€39	€—	€873
Change in estimate of non-contractual warranties(6)	€2	€581	€57	€68	€13	€11	€—	€—	€732
Reversal of inventory fair value adjustment in purchase accounting(7)	€401	€89	€—	€13	€19	€—	€—	€—	€522
Impairment expense and supplier obligations(8)	€58	€233	€6	€6	€—	€6	€—	€—	€309
Brazilian indirect tax - reversal of liability/recognition of credits(9)	€—	€—	€—	€(253)	€—	€—	€—	€—	€(253)
Other(10)	€228	€(17)	€(6)	€41	€7	€2	€140	€134	€529
Total adjustments Jan 1 - Dec 31, 2021	€685	€1,667	€59	€(71)	€39	€20	€179	€134	€2,712
Pro Forma Adjusted Operating income	€11,356	€5,370	€545	€882	€442	€103	€(718)	€31	€18,011

Share of profit of equity method investees	€(14)	€(46)	€118	€—	€(7)	€—	€686	€—	€737
______________________________________________________________________________________________________________________________
(1) Groupe PSA (“PSA”) was identified as the accounting acquirer in the FCA-PSA merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business
Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective
(2) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(3) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(4) Pro forma Stellantis consolidated Net revenues, January 1 - December 31, 2021
(5) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(6) Change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provisions, for additional information
(7) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(8) Primarily related to certain vehicle platforms in Enlarged Europe
(9) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities, for additional information
(10) Includes other costs primarily related to merger and integration activities

2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)

Net profit/(loss) from continuing operations									€13,218
Tax expense									€1,911
Net financial expenses									€734
Share of the profit of equity method investees									€(737)
Operating income									€15,126
Adjustments:
Restructuring costs and other costs, net of reversals(1)	€(4)	€781	€2	€54	€—	€1	€39	€—	€873
Change in estimates of non-contractual warranties(2)	€2	€581	€57	€68	€13	€11	€—	€—	€732
Reversal of inventory fair value adjustment in purchase accounting(3)	€401	€89	€—	€13	€19	€—	€—	€—	€522
Impairment expense and supplier obligations(4)	€58	€233	€6	€6	€—	€6	€—	€—	€309
Brazilian indirect tax - reversal of liability/recognition of credits(5)	€—	€—	€—	€(253)	€—	€—	€—	€—	€(253)
Other(6)	€228	€(17)	€(6)	€41	€7	€2	€140	€134	€529
Total adjustments Jan 1 - Dec 31, 2021	€685	€1,667	€59	€(71)	€39	€20	€179	€134	€2,712
Less: Adjustments Jan 1-16, 2021(7)	€—	€—	€—	€—	€—	€—	€—	€—	€11
Adjusted Operating income	€11,103	€5,419	€554	€873	€444	€116	€(713)	€31	€17,827

_______________________________________________________________________________________________________________________________________________
(1) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(2) Change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provisions, for additional information
(3) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(4) Primarily related to certain vehicle platforms in Enlarged Europe
(5) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities, for additional information
(6) Includes other costs primarily related to merger and integration activities
(7) Primarily costs related to the merger

2020	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers, restated(1)	€122	€42,383	€3,055	€1,153	€864	€—	€79	€0	€47,656
Add: FCA Net revenues from external customers January 1 - December 31, 2020(2)	60,307	14,497	1,680	5,236	2,267	1,376	1,313	—	86,676
Add: Pro forma adjustments(3)	189	(490)	0	(134)	15	(3)	(27)	—	(450)
Pro Forma Net revenues from external customers	60,618	56,390	4,735	6,255	3,146	1,373	1,365	0	133,882
Net revenues from transactions with other segments	15	90	21	(3)	54	2	1,124	(1,303)	—
Pro Forma Net revenues(4)	60,633	56,480	4,756	6,252	3,200	1,375	2,489	(1,303)	133,882

Net profit from continuing operations									€2,338
Tax expense									€504
Net financial expenses									€94
Share of the loss of equity method investees									€74
Add: FCA operating income, January 1 - December 31, 2020									€2,165
Add: Pro forma adjustments									€2,261
Pro Forma Operating income									€7,436
Adjustments:
Impairment expense and supplier obligations(5)	€154	€319	€(1)	€176	€135	€297	€5	€44	€1,129
Restructuring costs, net of reversal(6)	€32	€414	€—	€27	€—	€3	€14	€—	€490
Provision for U.S. investigation matters(7)	€—	€—	€—	€—	€—	€—	€—	€222	€222
Loss/(gain) on disposal of investments(8)	€—	€10	€—	€—	€(204)	€—	€16	€—	€(178)
Other(9)	€10	€(199)	€(4)	€(2)	€—	€4	€141	€175	€125
Total adjustments	€196	€544	€(5)	€201	€(69)	€304	€176	€441	€1,788
Pro Forma Adjusted Operating income	€6,123	€3,059	€300	€156	€231	€(91)	€(487)	€(67)	€9,224

Share of profit of equity method investees	€—	€(3)	€1	€—	€(446)	€—	€374	€—	€(74)
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

	At December 31,
	2022	2021
	(€ million)
North America(1)	€50,410	€48,344
France	16,031	14,717
Italy	8,646	9,564
Germany	5,334	4,918
Brazil	3,556	2,946
Spain	2,030	2,096
United Kingdom	1,278	1,335
Poland	812	637
Slovakia	377	392
Serbia	105	109
Other countries	3,536	3,221
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	92,115	88,279
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment

30.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2022, non-cash items of €6,285 million primarily included: (i) €6,797 million for depreciation and amortization expense, partially offset by (ii) a €711 million change in deferred taxes resulting primarily from the recognition of deferred tax assets previously unrecognized (Refer to Note 7, Tax expense/(benefit) for additional detail).
For the year ended December 31, 2021, non-cash items of €5,195 million primarily included: (i) €5,871 million for depreciation and amortization expense and (ii) a €654 million change in deferred taxes impacted by the recognition of deferred tax assets previously unrecognized primarily in France and Germany (Refer to Note 7, Tax expense/(benefit) for additional detail).
For the year ended December 31, 2020, non-cash items of €2,362 million primarily included €2,376 million of depreciation and amortization expense.
Operating activities
For the year ended December 31, 2022, net cash from operating activities of €19,959 million was primarily the result of: (i) net profit from continuing operations of €16,779 million adjusted by: (1) non-cash items of €6,285 million, (2) net increase in provisions of €1,906 million mainly attributable to product warranty, sales incentives and accruals for restructuring and CAFE penalty rates, (3) the negative effect of the change in working capital of €4,481 million, which was mainly driven by (i) an increase of €5,606 million in inventories, reflecting increases in raw materials and components costs and safety stock, as well as an increase in new vehicle inventory levels mainly as a result of logistic challenges, (ii) an increase of €1,986 million in trade receivables primarily due to a reduction in level of factoring, (iii) an increase of €1,054 million in other receivables net of other payables mainly due to advances to suppliers and indirect taxes in Enlarged Europe, partially offset by (iv) an increase of €4,165 million in trade payables, primarily reflecting increases in both inventories and costs of raw materials and components.

For the year ended December 31, 2021, net cash from operating activities of €18,646 million was primarily the result of: (i) net profit from continuing operations of €13,218 million adjusted by: (1) non-cash items of €5,195 million, (2) the positive effect of the change in working capital of €1,212 million, which was mainly driven by (i) a decrease of €2,201 million in inventories, primarily in Enlarged Europe and North America, (ii) a decrease of €246 million in trade receivables, partially offset by (iii) a decrease of €1,273 million in trade payables, primarily due to reduced volumes of production in Enlarged Europe and North America.
For the year ended December 31, 2020, net cash from operating activities of €6,241 million was primarily the result of: (i) net profit from continuing operations of €2,338 million adjusted by: (1) non-cash items of €2,362 million, (2) €1,136 million of cash from operating activities of discontinued operations and (4) the positive effect of the change in working capital of €1,300 million, which was primarily driven by (i) a decrease of €844 million in inventories as a result of stock management, (ii) an increase of €218 million in trade payables and (iii) a decrease of €191 million of trade receivables.
Investing activities
For the year ended December 31, 2022, net cash from investing activities of €10,531 million was primarily the result of (1) €8,615 million of investment in property, plant and equipment and intangible assets, including €3,487 million of capitalized development expenditures, (2) €399 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, (3) an increase in receivables from financing activities of €1,413 million, which was mainly attributable to increased retail financing of Stellantis Financial Services U.S. and dealer financing in Brazil, (4) acquisitions of consolidated subsidiaries and equity method investments for €666 million including primarily the controlling interest in aiMotive, Share Now and Stimcar Holding and the capital contribution paid to StarPlus Energy LLC (Refer to Note 3, Scope of consolidation for additional detail), partially offset by the disposal of property, plant and equipment of €545 million and of investments in subsidiaries and associates of €235 million.
For the year ended December 31, 2021, net cash from investing activities of €8,674 million was primarily the result of (1) cash and cash equivalents of FCA at the date of the merger of €22,514 million, (2) €8,687 million of investment in property, plant and equipment and intangible assets, including €3,116 million of capitalized development expenditures, (2) €1,426 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, and (3) an increase in receivables from financing activities of €306 million, which was mainly attributable to higher volumes of activity in South America and China, and (4) €726 million of acquisitions of consolidated subsidiaries net of their cash and equity method investments, including €147 million relating to the acquisition of First Investors Financial Services Group and €196 million capital injection in GAC-Stellantis JV. Investing activities also include the reduction of €3,115 million in cash and cash equivalents held by Faurecia at loss of control.
For the year ended December 31, 2020, net cash used in investing activities of €3,899 million was primarily the result of (1) €2,733 million of investment in properties, plant and equipment and intangible assets, including €1,238 million of capitalized development expenditures, (2) €217 million decrease in payables related to the investments in property, plant and equipment and intangible assets and (3) €1,359 million of cash used by discontinued operations, partially offset by (4) €359 million proceeds from disposal of consolidated subsidiaries and equity method investments.

Financing activities
For the year ended December 31, 2022, net cash used in financing activities of €13,167 million resulted primarily from (1) the net decrease in long-term debt of €6,480 million including (i) the repayment of €6,300 million Intesa San Paolo credit facility and of other long-term debt for €1,448 million, (ii) the repayment of bonds at maturity for €1,350 million, partially offset by the issuance of bonds for €2,231 million and new long-term debt for €387 million, (2) the distribution of dividends to Shareholders of €3,353 million, (3) the increase in securities of €2,069 million mainly driven by the investment of liquidity in financial assets which do not meet all the condition to be classified as cash equivalents, (4) the purchase of treasury shares for €923 million as a result of the exercise of GM Warrants (Refer to Note 27, Equity for additional detail), and (5) the changes in short-term debt and other financial assets and liabilities for negative €400 million.
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

The following is a reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021:

	Years ended December 31,
	2022	2021
	(€ million)
Total Debt at January 1	€33,582	€13,703
Add: Derivative (assets)/liabilities and collateral at January 1	(1,205)	21
Add: Securities at January 1	(839)	(1,094)
Total Liabilities from financing activities at January 1	€31,537	€12,630

FCA-PSA merger	—	22,415
Add: Derivative (assets)/liabilities and collateral from FCA-PSA merger	—	(350)
Add: Securities from FCA-PSA merger	—	129
Cash flows	(8,949)	2,650
Foreign exchange effects	397	314
Fair value changes	(110)	(139)
Changes in scope of consolidation	389	(5,616)
Transfer to (Assets)/Liabilities held for sale	—	—
Other changes	(354)	(495)

Total Liabilities from financing activities at December 31	€22,910	€31,538
Less: Derivative (assets)/liabilities and collateral at December 31	(67)	(6)
Less: Securities at December 31	(4,176)	(2,038)
Total Debt at December 31	€27,153	€33,582
Interest expense and taxes paid
During the years ended December 31, 2022, 2021 and 2020, the Company paid interest of €937 million and received interest of €1,201 million, €1,185 million and €347 million, €88 million and €76 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the years ended December 31, 2022, 2021 and 2020, the Company made income tax payments, net of refunds, totaling €2,860 million, €2,170 million and €385 million, respectively.
Amounts relating to IFRS 16 recognized in Consolidated Statement of Cash Flows
During the year ended December 31, 2022, 2021 and 2020, the total cash outflow for leases recognized in accordance with IFRS 16 was €626 million, €616 million and €178 million, respectively, of which €568 million, €566 million and €177 million, respectively, related to cash payments for the principal portion of lease liabilities (recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €58 million, €50 million and €1 million, respectively, related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).

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
The maximum credit risk to which the Company is potentially exposed at December 31, 2022 is represented by the carrying amounts of financial assets in the financial statements discussed in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties discussed in Note 26, Guarantees granted, commitments and contingent liabilities.
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
For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2022 and 2021, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.
The Company differentiates Cash investments with primary bank counterparties and high rated liquid financial instruments. The investments are actively managed and constantly monitored, in compliance with policies that establish limits of concentration and duration, taking into account the creditworthiness of the counterparties and of the various countries in which the cash is invested. The policies also define limits in the operations with Derivatives counterparties. Even though the Company’s current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market funds that were measured at fair value, there was no exposure to sovereign debt securities at December 31, 2022 and 2021 which could lead to significant risk of repayment.

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
Details of the repayment structure of the Company’s financial assets and liabilities are provided in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables and Note 23, Other liabilities and in Note 22, Debt. Details of the repayment structure of derivative financial instruments are provided in Note 17, Derivative financial and operating assets and liabilities.
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
The Company’s policy permit derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities.
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
•where a Stellantis company incurred costs in a currency different from that of its revenues, any change in exchange rates could affect the operating results of that company;
•the principal exchange rates to which the Company is exposed are:
◦EUR/GBP, relating to sales in the UK of vehicles produced in the Euro zone;

◦CNY and JPY in relation to costs paid to Chinese and Japanese suppliers net of sales in China and Japan respectively originating from European and North America entities;
◦U.S.$/CAD and U.S.$/MXP, primarily relating to sales in Canada and Mexico of produced vehicles, net of local cost and import in U.S. of Canadian produced vehicles;
◦EUR/U.S.$, relating to sales and purchases (mainly linked to commodity) in U.S.$ made by European entities and to sales and purchases in Euro made by U.S. entities;
◦TRY and PLN, in relation to sales in Turkish and Poland markets, net of manufacturing costs incurred in Turkey and Poland; and
◦U.S.$/BRL and EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
The Company’s policy is to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming twenty-four months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge the exposure resulting from firm commitments unless not deemed appropriate.
The Stellantis entities could have trade receivables or payables denominated in a currency different from their respective functional currency. In addition, in a limited number of cases, it could be convenient from an economic point of view, or it could be required under local market conditions, for the Stellantis entities to obtain financing or invest funds in a currency different from their respective functional currency, e.g. Argentinean industrial companies (with U.S.$ as functional currency) invest a significant amount of cash denominated in Argentinean Pesos. Changes in exchange rates could result in exchange gains or losses arising from these situations. The Company’s policy is to hedge, whenever deemed appropriate, the exposure resulting from receivables, payables, cash and securities denominated in foreign currencies different from the respective Stellantis entity’s functional currency.
Certain of the Stellantis entities are located in countries which are outside of the Eurozone, primarily the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, India, China. As the Company's reporting currency is the Euro, the income statements of those entities that have a reporting currency other than the Euro are translated into Euro using the average exchange rate for the period. In addition, the assets and liabilities of those consolidated entities are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates could lead to effects on the translated balances of revenues, costs and assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these entities.
The Company monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2022 resulting from a 10 percent change in the exchange rates would have been approximately €197 million on the Consolidated Income Statement and €1,404 million in Other comprehensive income.
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
In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g., factoring of receivables or securitizations). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates could affect the operating result of those entities and the Company as a whole.
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
The fixed rate financial instruments used by the Company consisted principally of part of the portfolio of the financial services companies (primarily customer financing and financial leases) and part of debt (including subsidized loans and notes). These instruments are measured at amortized cost and changes in market interest rates for these instruments do not affect Net profit or Equity. Certain financial securities are accounted for at FVPL. The impact of an unfavorable 50 basis points change in interest rate levels would result in increase in financial expenses of €13 million due to the change in fair values of these securities.
The Company entered in certain derivatives in order to manage interest rate risk on underlying debt exposures. A 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2022 would have an immaterial impact on financial expenses, and a negative impact of €3 million on the Other comprehensive income.
In addition, financial services companies use derivatives in order to hedge the interest rate risk arising from the mismatch between financial receivables and related funding. A 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2022 would have a negative impact of €6 million in the operating income. This impact would be offset by a corresponding effect on the underlying positions.
Floating rate financial instruments consisted principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables was also considered in the sensitivity analysis.
A hypothetical 50 basis points change in short-term interest rates at December 31, 2022, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would result in increased net financial expenses, on an annual basis, of approximately €191 million.
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
In connection with the commodity price derivative contracts outstanding at December 31, 2022, a hypothetical 10 percent change in the price of the commodities at that date would have caused a negative impact on the Other comprehensive income of €654 million. Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

32.	Subsequent events
On February 21, 2023, a share buyback of up to €1.5 billion was approved, to be executed by end of 2023 in the open market.
The Company has evaluated subsequent events through February 24, 2023, which is the date the financial statements were authorized for issuance.

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
4.The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1 percent) of the aggregate nominal value of all special voting shares outstanding at the end of the financial year to which the annual accounts pertain. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
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
a.For information on the capital structure of the Company, the composition of the issued share capital and the existence of the classes of shares, please refer to Note 14, Equity to the Company Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions in accordance with the Articles of Associations. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “CORPORATE GOVERNANCE”. As at December 31, 2022, the issued share capital of the Company consisted of 3,213,372,229 common shares, representing approximately 99.99 percent of the aggregate issued share capital, 178,790 Class A special voting shares and 208,622 Class B special voting shares, representing approximately 0.01 percent of the aggregate issued share capital.
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
f.No restrictions apply to voting rights attached to shares in the capital of the Company, except for the Maximum Voting Threshold (as defined in the Articles of Association). Please refer to the sections "Voting Rights at General Meetings" and "Voting Limitations" of this Annual Report. There are not any deadlines for exercising voting rights. The Articles of Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.
g.Other than disclosed under paragraph b. above, the Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.
h.The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association. All members of the Board of Directors are appointed by the general meeting of shareholders, taking into account the (binding) nomination rights set out in the Articles of Association. Please refer to the section “Nomination Rights” of this Annual Report for more information on the (binding) nomination rights. The term of office of all members of the Board of Directors is for a period of two years after appointment, with such a period expiring immediately after the close of the first annual general meeting of shareholders held two years following the appointment. The initial term of John Elkann, Carlos Tavares, Robert Peugeot, and Henri de Castries is five years, started at January 17, 2021, and ending immediately after the close of the first annual general meeting of shareholders held after five years have lapsed since the appointment of the relevant director. The other Directors of the current Board of Directors, are appointed for a term of four years, started at January 17, 2021, and ending immediately after the close of the first annual general meeting of shareholders held after four years have lapsed since the appointment of the relevant director. The general meeting of shareholders has the power to suspend or dismiss any member of the Board of Directors at any time, taking into account the majority requirements set out in the Articles of Association. Please refer to the section "Election and Removal of Directors" of this Annual Report for more information on the majority requirements. An amendment of the Articles of Association requires a resolution of the general meeting of shareholders following a proposal from the Board of Directors. Such resolution requires an absolute majority of the votes cast, unless it concerns an amendment of article 2.2 of 2.3 of the Articles of Association in which case a majority of at least two-thirds of the votes cast is required.
i.At the general meeting of shareholders held on January 4, 2021, it was resolved to amend the Articles of Association to irrevocable authorize the Board of Directors, for a period of 3 years as of the Effective Time: (a) to issue Stellantis common shares or grant rights to subscribe for such shares (i) up to 10 percent of Stellantis’ issued common share capital as at the Effective Time for general purposes, and (ii) up to an additional 10 percent of Stellantis’ issued common share capital as at the Effective Time in connection with the acquisition of an enterprise or a corporation, or as otherwise deemed necessary by the Board of Directors and (b) to limit or exclude the pre-emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under (a). In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. In addition, the Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 9 of the Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the 2022 annual general meeting of shareholders (April 13, 2022) at a purchase price per share between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be), for a period of 18 months from the date of the 2022 annual general meeting of shareholders (April 13, 2022) and therefore up to and including October 12, 2023.

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

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under Stellantis’ significant contractual commitments as of December 31, 2022:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€21,221	€4,300	€4,145	€4,781	€7,995
Interest on Long-term debt(2)	2,737	564	802	559	812
Lease liabilities(3)	2,507	669	676	310	852
Short-term leases and Low-value assets obligations(4)	70	40	21	6	3
Unconditional minimum purchase obligations(5)	5,271	971	627	794	2,879
Purchase obligations(6)	8,045	4,909	3,046	87	3
Pension contribution requirements(7)	123	123	—	—	—
Total	€39,974	€11,576	€9,317	€6,537	€12,544
______________________________________________________________________________________________________________________________
(1) Amounts presented related to the principal amounts of long-term debt excluding asset-backed financing transactions such as securitizations and factoring transactions which do not meet the IFRS 9 derecognition criteria as these will be settled through collection of the relevant secured assets. Amounts also exclude the related interest expense that would be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 22, Debt,within the Consolidated Financial Statements included elsewhere in this report
(2) Amounts included interest payments based on contractual terms and current interest rates on debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2022
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in Stellantis’ business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 22, Debt, within the Consolidated Financial Statements included elsewhere in this report
(4) Short-term leases and Low-value assets mainly related to leases for commercial and industrial properties, machinery and equipment used in Stellantis’ business. The amounts reported above included the minimum rental and payment commitments due under such leases
(5) Unconditional minimum purchase obligations related to Stellantis’ unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of Stellantis’ business, Stellantis entered into various arrangements with key suppliers in order to establish strategic and technological advantages
(6) Purchase obligations were comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €5,944 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various Stellantis companies, in an aggregate amount of approximately €1,960 million, and (iii) commitments to purchase intangible assets for an aggregate amount of approximately €141 million
(7) Pension contribution requirements were based on the estimate of Stellantis’ minimum funding requirements under Stellantis’ funded pension plans. Stellantis could elect to make contributions in excess of the minimum funding requirements. Stellantis contributions to pension plans for 2023 are expected to be €123 million. Of this amount, €79 million relates to the U.S. and Canada, with €78 million being mandatory contributions and €1 million discretionary contributions, €8 million relates to the UK, and €12 million relates to Germany. Stellantis’ minimum funding requirements after 2023 would depend on several factors, including investment performance and interest rates. Therefore, the above excluded payments beyond 2023, since Stellantis could not predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 20, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for Stellantis’ pension plans and for Stellantis’ unfunded health care and life insurance plans
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs. Stellantis issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Company’s vehicles. The Company periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The Company accrues estimated costs for recalls when they are probable of occurring and a reliable estimate of the costs can be made. Estimates of the future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Company to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2022, Stellantis’ product warranty and recall campaigns provision was €9,265 million.

Capital commitments
The contractual obligations set forth above do not include payments for capital commitments to joint ventures. At December 31, 2022, total capital commitments were €2.2 billion for the period 2023 through 2025.
Significant Vehicle Assembly Plants
The following table provides information about Stellantis’ significant vehicle assembly plants as of December 31, 2022, excluding joint ventures, of which the largest by region are Warren Truck (U.S.), Betim (Brazil) and Sochaux (France).
Each of the assembly plants listed below have a covered area of more than 100,000 square meters:

Country	Location
North America
U.S.	Warren Truck, Michigan
U.S.	Sterling Heights, Michigan
U.S.	Belvidere, Illinois
U.S.	Toledo North, Ohio
U.S.	Detroit Assembly Complex - Jefferson, Michigan
U.S.	Detroit Assembly Complex - Mack, Michigan
U.S.	Toledo South, Ohio
Mexico	Toluca, Estado de México
Mexico	Saltillo Truck, Coahuila
Mexico	Saltillo Van, Coahuila
Canada	Windsor, Ontario
Canada	Brampton, Ontario
South America
Brazil	Betim
Brazil	Goiana
Brazil	Porto Real
Argentina	Buenos Aires
Argentina	Cordoba
Enlarged Europe
France	Hordain
France	Mulhouse
France	Poissy
France	Rennes
France	Sochaux
Germany	Eisenach
Germany	Russelsheim
Italy	Turin (Mirafiori)
Italy	Cassino
Italy	Pomigliano
Italy	Melfi
Italy	Val Di Sangro
Poland	Gliwice
Poland	Tychy
Slovakia	Trnava
Serbia	Kragujevac
Spain	Madrid
Spain	Vigo
Spain	Zaragoza
UK	Ellesmere Port
UK	Luton

Our Share Information
On January 18, 2021, Stellantis common shares began trading on Euronext Milan and Euronext Paris, and on January 19, 2021, began trading on the NYSE. Stellantis common shares trade under the following symbols: Euronext Milan: “STLAM”; Euronext Paris: “STLAP”; NYSE: “STLA”. From October 13, 2014, the common shares of FCA were traded on the NYSE under the symbol “FCAU” and on Euronext Milan under the symbol “FCA”.
Dividend Policy
Refer to Note 27, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed dividend to holders of Stellantis common shares and dividend policy.
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends above.
Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as Stellantis’ independent registered public accounting firm for the year ended December 31, 2022 and December 31, 2021. Stellantis incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2022 and 2021, respectively:

	Years Ended December 31,
(€ million)	2022	2021
Audit fees	€39.1	€33.0
Audit-related fees	0.2	0.6
Tax fees(1)	—	0.3
Total	€39.3	€33.9
____________________________________________________________________________________________________
(1) Tax fees comprise services rendered for tax compliance and tax advice services
“Audit fees” were the aggregate fees billed by the Ernst & Young Entities for the audit of Stellantis’ consolidated annual financial statements, reviews of interim financial statements and attestation services that were provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” were fees charged by the Ernst & Young Entities for assurance and related services that were reasonably related to the performance of the audit or review of Stellantis’ financial statements and were not reported under “Audit fees”. This category comprised fees for agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax fees” were fees charged by the Ernst & Young Entities primarily for activities related to tax refunds claims and tax compliance in different jurisdictions.
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

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
As part of the acquisition of Opel/Vauxhall by Groupe PSA, on July 31, 2017, PSA issued warrants to Adam Opel GmbH (a GM company), hereafter referred to as “GM”. The equity warrants entitled the holder to subscribe for 39,727,324 shares in Peugeot S.A. with a par value of €1 per warrant, and each warrant being eligible for one share in PSA Automobiles S.A. (“PSA”). The warrants were exercisable between the 5th and the 9th year following issuance, meaning that the exercise window opened on July 31, 2022. On the merger date, each of the warrants issued by PSA to GM was converted into one equity warrant, each of which entitled the holder to subscribe for 1.74 Stellantis shares (same conversion ratio as for all other PSA shares), with an exercise price equal to €1 per original warrant (€39,727,324).
On April 15, 2021, the Annual General Meeting of Shareholders (“AGM”) resolved to authorize the Board of Directors, for a period of 18 months from the date of the AGM, to repurchase up to a maximum of 10 percent of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.
On September 15, 2022, upon the exercise of the warrants above by GM we issued 69,125,544 common shares, representing approximately 2.2 percent of Stellantis’ share capital (on a diluted basis) and with a cash proceed of €40 million. Following the agreement entered into with GM, we immediately repurchased all the shares issued with a cash disbursement of €923 million corresponding to €13.36 per share (such amount was based on the volume weighted average price of one Stellantis common share on the regulated market of Euronext in Milan over the previous five trading days).

The following table reports purchases of Stellantis N.V. shares by the Company during the year ended December 31, 2022, carried out under the authority granted by the AGM.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2022	—	—	—	—
Feb 1 to Feb 28, 2022	—	—	—	—
March 1 to March 31, 2022	—	—	—	—
April 1 to April 30, 2022	—	—	—	—
May 1 to May 31, 2022	—	—	—	—
June 1 to June 30, 2022	—	—	—	—
July 1 to July 31, 2022	—	—	—	—
Aug 1 to Aug 31, 2021	—	—	—	—
Sept 1 to Sept 30, 2022	69,125,544	13.36	—	—
Oct 1 to Oct 31, 2022	—	—	—	—
Nov 1 to Nov 30, 2022	—	—	—	—
Dec 1 to Dec 31, 2022	—	—	—	—
Total	69,125,544	13.36	—	—
____________________________________________________________________________________________________
(1) Share repurchases made under the authority granted by the AGM

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
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority may be eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Shareholder as a credit is limited to the amount of the U.S. Shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Stellantis will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit allowable to a U.S. Shareholder.
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

vi.has a substantial interest in Stellantis or a deemed substantial interest in Stellantis for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5 percent or more of the shares or of any class of shares of Stellantis, or rights to acquire, directly or indirectly, such an interest in the shares of Stellantis or profit participating certificates relating to 5 percent or more of the annual profits or to 5 percent or more of the liquidation proceeds of Stellantis, or (b) such person's shares, rights to acquire shares or profit participating certificates in Stellantis are held by him following the application of a non-recognition provision. The Stellantis common shares and the Stellantis special voting shares are considered to be separate classes of shares; or
vii.is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.
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
Corporate entities
If a non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis common shares and, if applicable, Stellantis special voting shares, except if:

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
Dividend withholding tax
Stellantis is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares individual circumstances.
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
1.1
English translation of the Articles of Association of Stellantis N.V. (incorporated by reference to Exhibit 1.1 to Annual Report on Form 20-F filed with the SEC on February 25, 2022, File No. 001-36675)

1.2
English translation of the Deed of Incorporation of Stellantis N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)

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

4.6	Stellantis N.V. Equity Incentive Plan 2021-2025 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on May 5, 2021, File No. 333-255788)
4.7	Stellantis N.V. Remuneration Policy (incorporated by reference to Exhibit 99.4 to Form 6-K, filed with the SEC on March 9, 2021, File No. 001-36675)
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

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	96
Item 4.	Information on the Company
	A. History and Development of the Company	Stellantis Overview	20
		Documents on Display	7
	B. Business Overview	Stellantis Overview	20
		Overview of Our Business	27
		Sales Overview	36
		Results by Segment	76
		Note 26 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	301
		Environmental and Other Regulatory Matters	51
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	229
	D. Property, Plant and Equipment	Property, Plant and Equipment	32
		Significant Vehicle Assembly Plants	335
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	60
		Expected Merger Synergies	26
		Trends, Uncertainties and Opportunities	60
		Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	221
		Non-GAAP Financial Measures	66
	A. Operating Results	Results of Operations	68
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	84
		Note 22 (Debt) to the Consolidated Financial Statements	286
		Note 29 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	320
	C. Research and Development, Patents and Licenses, etc.	Research and Development	28
	D. Trend Information	Trends, Uncertainties and Opportunities	60
	E. Critical Accounting Estimates	Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	221
	G. Safe Harbor	Cautionary Statements Concerning Forward Looking Statements	8
	F. Non-GAAP financial measures	Non-GAAP Financial Measures	66

Item	Section	Cross Reference	Page
		Results of Operations	68
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	119
		Senior Management	128
	B. Compensation	Remuneration Report	164
		Senior Management	128
		Note 25 (Related party transactions) to the Consolidated Financial Statements	298
	C. Board Practices	The Audit Committee	126
		The Remuneration Committee	127
		The ESG Committee	127
	D. Employees	Employees	34
	E. Share Ownership	Directors' Share Ownership	125
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	22
	B. Related Party Transactions	Note 25 (Related party transactions) to the Consolidated Financial Statements	298
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	195
		Sales Overview	36
		Note 26 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	301
		Our Share Information	337
	B. Significant Changes	Presentation of Financial and Other Data	7
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	337
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	337
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on Stellantis Shares	132
	C. Material Contracts	Note 19 (Share-based compensation) to the Consolidated Financial Statements	271
		Note 27 (Equity) to the Consolidated Financial Statements	308
	D. Exchange Controls	Articles of Association and Information on Stellantis Shares	132
	E. Taxation	Taxation	339
	F. Dividends and Paying Agents	Not applicable
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	7
	I. Subsidiary Information	Not applicable
Item 11.	Quantitative and Qualitative Disclosures	Note 31 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	323

Item	Section	Cross Reference	Page
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	192
Item 16A.	Audit Committee Financial Expert	The Audit Committee	126
Item 16B.	Code of Ethics	Code of Conduct	153
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	337
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 27 (Equity) to the Consolidated Financial Statements	308
		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	338
Item 16F.	Change in the Registrant's Certifying Accountant	None
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	156
Item 16H.	Mine Safety Disclosure	None
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	195
Item 18.	Financial Statements	Consolidated Financial Statements	195
Item 19.	Exhibits	Exhibits	348

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STELLANTIS N.V.
(Registrant)

		By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer
Date:	February 24, 2023