Form 20-F
period 2023-12-31
Stellantis N.V.
filed 2024-02-22
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,023,099,039 common shares, par value €0.01 per share, and 69,282 special voting shares, par value €0.01 per share.
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
U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑    Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to
follow: Item 17  ☐    Item 18  ☐.
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

Chairman John Elkann

Vice Chairman Robert Peugeot(3)

Chief Executive Officer Carlos Tavares

Directors
Henri de Castries(1),(2),(3)
Fiona Clare Cicconi(1),(2),(3)
Nicolas Dufourcq(1)
Ann Frances Godbehere(2)
Wan Ling Martello(2),(3)
Benoît Ribadeau-Dumas(1),(3)
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
This document, referred to hereafter as the “Form 20-F” or the “Annual Report”, constitutes the Annual Report on
Form 20-F, applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of
1934, for Stellantis N.V., formerly known as Fiat Chrysler Automobiles N.V., for the year ended December 31, 2023.
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

Presentation of Financial and Other Data
This report includes the consolidated financial statements of Stellantis as of December 31, 2023 and 2022 and for
the years ended December 31, 2023, 2022 and 2021 prepared in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European
Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the
IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.
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

Cautionary Statements Concerning Forward Looking Statements
Statements contained in this report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”,
“will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”,
“objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-
looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
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

•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies;
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
information.
Faurecia Distribution
On January 25, 2021, an extraordinary general meeting of the shareholders was convened in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia (an automotive equipment supplier) and up to €308 million, which are the proceeds received by Peugeot S.A. in November 2020 from the sale of certain ordinary shares of Faurecia. The distribution represented the legacy PSA ownership in Faurecia and approximately 39 percent of the share capital of Faurecia and became unconditional on March 10, 2021, with (i) ex-date on
Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares were entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of
Faurecia and €302 million in cash distributed. The Company lost control of Faurecia on January 11, 2021. Refer to Note 3,
Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report for additional information on Faurecia deconsolidation and distribution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on
January 1, 2020. The Unaudited Pro Forma Consolidated Financial Information includes the unaudited pro forma consolidated income statement for year ended December 31, 2021 and the related explanatory notes (the “Unaudited Pro
Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1,
2020. Additionally, the Unaudited Pro Forma Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Consolidated Statement of Financial Position of
Stellantis as of December 31, 2021.
Refer to the section FCA-PSA Merger included above for information on the reverse acquisition presentation of the financial statements and to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere within this report for additional information on the merger.
The Unaudited Pro Forma Consolidated Financial Information presented herein is derived from (i) the Consolidated
Income Statement of Stellantis for the year ended December 31, 2021 included elsewhere in this report and (ii) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Consolidated
Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto, as well as the other information contained in this report.
The consolidated financial statements of Stellantis, PSA and FCA were prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The
Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Consolidated Financial Statements of Stellantis as of and for year ended December 31,
2021 included elsewhere in this report.
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
The pro forma adjustments relate to the period from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that have been or may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2021

	For the year ended December 31, 2021
		Pro Forma adjustments
(€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	€149,419	€2,704	€2	€(6)	€152,119
Cost of revenues	119,943	2,322	(52)	(6)	122,207
Selling, general and other costs	9,130	192	(2)	—	9,320
Research and development costs	4,487	113	(40)	—	4,560
Gains/(Losses) on disposal of investments	(35)	—	—	—	(35)
Restructuring costs	698	—	—	—	698
Share of the profit of equity method investees(1)	737	3	—	—	740
Operating income/(loss)	15,863	80	96	—	16,039
Net financial expenses	734	29	(17)	—	746
Profit/(loss) before taxes	15,129	51	113	—	15,293
Tax expense	1,911	21	7	—	1,939
Net profit/(loss) from continuing operations	13,218	30	106	—	13,354
Profit/(loss) from discontinued operations, net of tax	990	—	—	—	990
Net profit/(loss)	€14,208	€30	€106	€—	€14,344

Net profit/(loss) attributable to:
Owners of the parent	€14,200	€30	€106	€—	€14,336
Non-controlling interests	€8	€—	€—	€—	€8

Net profit/(loss) from continuing operations
Owners of the parent	€13,210	€30	€106	€—	€13,346
Non-controlling interests	€8	€—	€—	€—	€8

Earnings per share:
Basic earnings per share	€4.64				€4.69
Diluted earnings per share	€4.51				€4.55

Earnings per share from continuing operations:
Basic earnings per share	€4.32				€4.36
Diluted earnings per share	€4.19				€4.23
____________________________________________________________________________________________________
(1) Share of the profit/(loss) of equity method investees is included in our Operating income/(loss) and Adjusted operating income effective January 1, 2023. Refer to "Non-GAAP
Financial Measures" for additional information
The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column represents the Consolidated Income Statement of Stellantis for the year ended December 31, 2021, included elsewhere within this report.
Note 2 – FCA Historical
This column represents FCA’s results for the period from January 1, 2021 to January 16, 2021, as derived from
FCA’s accounting records.
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
The Unaudited Pro Forma Consolidated Financial Information reflects the effects of the purchase accounting adjustments, where applicable, on the unaudited pro forma consolidated income statement for the year ended December 31,
2021 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the purchase price allocation adjustments in the unaudited pro forma consolidated income statement for the year ended December 31, 2021.

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
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million for the period January 1 to January 16, 2021, of which €40 million has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets.
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
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million for the period January 1 to January 16, 2021, of which €45 million has been recorded within Cost of revenues and €2 million has been recorded within Selling, general and other costs in the
Unaudited Pro Forma Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions, of €21 million for the period January 1 to January 16, 2021, and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Consolidated Financial Information.

D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million for the period January 1 to January 16, 2021, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million for the period January 1 to January 16, 2021, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the impact on cost of revenues of €7 million for the period January 1 to January 16, 2021, of certain prepaid assets that were written off as part of the purchase price allocation.
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
Note 4 – Other Adjustments
Other adjustments include the elimination of the intercompany transactions with Sevel in the Stellantis Consolidated
Income Statement for the year ended December 31, 2021 of €6 million. Sevel is a joint operation that was previously owned
50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date.
Note 5 - Pro Forma Earnings per Share
Refer to Note 28, Earnings per share, included within the Consolidated Financial Statements for the year ended
December 31, 2021 for additional detail on the calculation of earnings per share.
Pro Forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the merger.
Refer to Note 28, Earnings per share, included within the Consolidated Financial Statements within this report for additional detail on the calculation of earnings per share.
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

STELLANTIS OVERVIEW
Stellantis is a global automaker and mobility provider which is engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles across five portfolios: (i) luxury vehicles under the Maserati brand; (ii) premium vehicles covered by Alfa Romeo, DS and Lancia brands; (iii) global sport utility vehicles under the Jeep brand; (iv) American brands covering Dodge, Ram and Chrysler vehicles and (v) European brands covering Abarth, Citroën, Fiat, Opel, Peugeot and
Vauxhall vehicles. Stellantis centralizes design, engineering, development and manufacturing operations, to allow it to efficiently operate on a global scale. Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide. Stellantis makes retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, Stellantis operates in the production systems sector under the Comau brand. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for detail on the sale of Teksid's cast iron automotive components business.
In connection with our Dare Forward 2030 strategic plan, we have also increased our focus on generating growth in several of our other areas, such as our pre-owned car business, the two mobility brands, Free2move and Share Now, as well as independent aftermarket parts and services and software with a particular focus on data services. Our focus on software also includes the deployment of technology across our vehicle platforms and leveraging Over-The-Air (“OTA”) features and services. We have created Stellantis Ventures which funds investments in early and later-stage startup companies that develop innovative, customer-centric technologies that targets the automotive and mobility sectors.
Stellantis’ ambition is to contribute to global carbon neutrality, with an ambitious carbon footprint reduction roadmap, committing to be carbon net zero by 2038 with a single-digit percent compensation of residual emissions versus
2021 level. Our decarbonization strategy includes: (i) cutting CO2 vehicle emissions by offering a wide range of battery electric vehicles (“BEVs”) and plug-in hybrid electric vehicles (“PHEVs”) and innovation through low-carbon technologies;
(ii) moving forward into a carbon-efficient production system by embracing green energy and reducing emissions and (iii)
improving the environmental performance of the supply chain through a strong engagement of our supply chain to mitigate emissions. Additionally, this is supported through our circular economy business, whose main objectives are to extend the life of vehicles and parts by returning material and end-of-life vehicles back to the manufacturing process for new vehicles and products. We opened our first circular economy hub in Mirafiori, Turin (Italy) in 2023, supporting the 4R Strategy (Recycle,
Repair, Reuse, Remanufacture)
In 2023, Stellantis shipped 6,393 thousand vehicles (including the Company's unconsolidated joint ventures), with
Net revenues of €189.5 billion and Net profit of €18.6 billion, and generated €12.9 billion of Industrial free cash flows (See
Non-GAAP Financial Measures). At December 31, 2023, the Company’s available liquidity was €62.6 billion (including
€12.6 billion available under undrawn committed credit lines).
History of Stellantis
Stellantis N.V. (“Stellantis”) was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands in April 2014 under the name Fiat Chrysler Automobiles N.V.
In its current configuration, Stellantis is the result of the merger of FCA and PSA, each of which were leading independent global automotive groups prior to the merger.
Fiat S.p.A., the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino in July 1899 in Turin, Italy
as an automobile manufacturer. Fiat grew in Italy and internationally in the following decades both organically and through the acquisition of several prominent brands and manufacturers including Lancia, Alfa Romeo, Maserati and Ferrari. In 2009,
FCA US LLC, then known as Chrysler Group LLC (“FCA US”), acquired the principal operating assets of the former
Chrysler LLC as part of a government-sponsored restructuring of the North American automotive industry. Between 2009 and 2014, Fiat S.p.A. expanded its initial 20 percent ownership interest to 100 percent of the ownership of FCA US and in
October 2014, Fiat S.p.A. completed a corporate reorganization resulting in the establishment of FCA as the parent company of the FCA Group, with its principal executive offices in the United Kingdom. In January 2011, the separation of Fiat
S.p.A.’s non-automotive capital goods business was completed with the creation of Fiat Industrial, now known as CNH
Industrial N.V. In October 2015, the initial public offering of Ferrari N.V. was completed, followed by the spin-off of FCA’s remaining interest in Ferrari to its shareholders in January 2016.

Peugeot S.A. began manufacturing and selling vehicles to consumers in 1896 and also expanded its automotive business, particularly in the second half of the twentieth century. In 1974, PSA acquired all of the outstanding shares of
Citroën S.A. and then merged the two companies in 1976. In 1978, PSA acquired Chrysler Corporation’s stake in its industrial and commercial subsidiaries in Europe, as well as Chrysler Financial Corporation’s European commercial financing subsidiaries. In 1995, PSA Finance Holding, which provided financing for Peugeot and Citroën vehicle sales, was transformed into a bank and subsequently renamed “Banque PSA Finance”. PSA acquired the Opel and Vauxhall subsidiaries of GM in August 2017. As contemplated by the business combination agreement for the merger of FCA and PSA, on March
22, 2021, Stellantis distributed to shareholders its entire interest (approximately 39 percent) in Faurecia, an automotive equipment supplier and formerly the automotive equipment division of PSA, to holders of Stellantis common shares.
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
On January 18, 2021, Stellantis common shares began trading on Euronext Milan and Euronext Paris, and on
January 19, 2021, began trading on the New York Stock Exchange (“NYSE”). Stellantis common shares trade under the following symbols: Euronext Milan: “STLAM”; Euronext Paris: “STLAP”; NYSE: “STLA”. From October 13, 2014, the
common shares of FCA were traded on the NYSE under the symbol “FCAU” and on Euronext Milan under the symbol
“FCA”.
The principal office of Stellantis is located at Taurusavenue 1, 2132LS, Hoofddorp, the Netherlands (telephone number: +31 23 700 1511). Its agent for U.S. federal securities law purposes is Christopher J. Pardi, c/o FCA US LLC, 1000
Chrysler Drive, Auburn Hills, Michigan 48326.

Major Shareholders
As of February 20, 2024, the largest shareholders of Stellantis were Exor N.V. (“Exor”) (holding 14.2 percent of the outstanding common shares), Établissements Peugeot Frères (“EPF”) (holding 7.08 percent of the outstanding common shares) and Bpifrance Participations S.A. (“BPI”) (holding 6.09 percent of the outstanding common shares). As a result of the loyalty voting mechanism, the voting powers of Exor, EPF and BPI are 22.29 percent, 11.12 percent and 9.9 percent, respectively. For a description of the loyalty voting mechanism, including the terms and conditions of our special voting shares, please see “CORPORATE GOVERNANCE- Loyalty Voting Structure.”
As of February 20, 2024 the share capital of the Company consists of the following: 3,165,189,336 common shares
(of which 142,090,297 shares are owned by the Company), 866,522,224 Class A special voting shares and 208,622 Class B special voting shares, all with a par value of €0.01 each.
Based on the information in Stellantis’ shareholder register, regulatory filings with the AFM and the SEC and other sources available to Stellantis, the following persons owned, directly or indirectly, in excess of three percent of Stellantis’
capital and/or voting interest as of February 20, 2024:

Stellantis Shareholders	Number of Issued Common Shares(1)	Percentage of Issued Common Shares
Exor	449,410,092	14.20
EPF(2)	224,228,121	7.08
BPI(3)	192,703,907	6.09
BlackRock Inc.(4)	111,977,749	3.54
________________________________________________________________________________________________________________________________________________
(1)Issued shares includes common shares as well as 866,522,224 Class A special voting shares and 208,622 Class B special voting shares. All Class B special voting shares are owned by the Company. Refer also to Corporate Governance - Articles of Association and Information on Stellantis Shares - Share Capital for additional information
(2)EPF, through Peugeot Invest and its subsidiary Peugeot 1810, owns 224,228,121 common shares and 224,228,121 Class A special voting shares (11.12 percent of the issued shares)
(3)BPI owns 192,703,907 common shares and 192,703,907 Class A special voting shares (9.56 percent of the issued shares). BPI is a joint venture of EPIC Bpifrance (Bpi
Groupe) and Caisse des Dépots et Consignations (both holding a 49.3 percent interest in Bpifrance SA). Caisse des Dépots et Consignations also (directly and indirectly) holds an additional 11,224,276 Stellantis common shares, representing an additional 0.35 percent of the common shares and 0.28 percent of the issued share capital and voting rights of Stellantis
(4)According to information published on the AFM website as of February 20, 2024, BlackRock Inc. owns 111,977,749 common shares (2.78 percent of the issued shares) and
136,209,739 voting rights (3.38 percent of the issued shares)
Based on the information in Stellantis’ shareholder register and other sources available to us, as of February 20,
2024, approximately 664 million Stellantis common shares, or approximately 21 percent of the Stellantis common shares, were held in the United States. As of the same date, approximately 340 record holders of Stellantis common shares had registered addresses in the United States.
Exor, EPF and BPI were subject to restrictions on share sales for the three-year period following the merger. These restrictions expired in early January 2024 and are no longer applicable.

Progress towards Dare Forward 2030 Strategic Plan
Achievements so far toward the Dare Forward 2030 Strategic Plan are as follows:
Care
Ethical responsibility is at the core of Stellantis to ensure a sustainable future of mobility for our customers, our employees, and our planet. Key achievements to date include:
•Remaining on track to achieve carbon net zero emission target by 2038 (with single-digit percentage compensation of the remaining emissions). Stellantis reduced its scope 1 and 2 absolute emissions tons
CO2-equivalent by 20 percent in 2023 versus baseline 2021. Scope 3 will be available in the 2023
Corporate Social Responsibility (“CSR”) Report;
•First Circular Economy Hub inaugurated in Italy in November 2023;
•Three partnerships formed to boost circular economy activities:
◦An investment with Galloo France S.A. to create Sustainera Valorauto has been created in 2023 for end-of-life vehicle recycling
◦With Orano Batteries SAS, we have signed a memorandum of understanding for electric vehicle battery recycling
◦With Qinomic SAS, we have an agreement for electric retrofitting of commercial vehicles
•More than 40 percent reduction since 2021 in vehicle rate defects 3 months after customer delivery;
•During 2023, we hired 1,680 software professionals globally and transferred more than 4,500 Stellantis employees to join our software organization. Over 1,100 of our employees who transferred into the software organization benefited from the software and data academy up-skilling. These achievements accelerated our plan to reach our 2024 target;
•As of December 31, 2023, we have approximately 30 percent of leadership positions held by women
(approximately 740 women);
•First employee share purchase plan, Shares to Win, launched in France and Italy (22 percent of the approximately 85,000 employees subscribed);
•Hosted Stellantis Student Awards celebrating more than 600 children of Stellantis employees from five regions for dedication to continues learning and education; and
•Celebrated the inauguration of CERN Science Gateway in Geneva, Switzerland; Stellantis Foundation
provided the leading donation to support the state-of-the-art facility for science education and outreach.

Tech
Stellantis’ ambition is to embrace breakthrough ideas to offer innovative, clean, safe and affordable mobility. Key achievements include:
•In 2023, sold 350,000 BEVs worldwide:
◦ Number 3 in EU30 BEV sales, with a 14 percent increase compared to FY 2022
◦ 30 BEVs in market at end of 2023, 48 planned by end of 2024
◦Revealed all-new Citroën ë-C3 starting at €23,300, is the most competitively priced B-segment electric vehicle (“EV”) produced in Europe
•Six planned battery gigafactories with partners: three in North America and three in Enlarged Europe; strategic agreement with CATL for lithium iron phosphate battery supply in Europe;
•Revealed the Peugeot E-3008, the first model to use Stellantis' all-new
BEV-centric STLA Medium platform, which takes the brand to the next level. This innovative platform has been designed to offer best-in-class performance for the most important criteria for customers: range (up to
700km);
•Partnership with Ample Inc, to integrate innovative battery swapping solution in Stellantis electric vehicles;
•Acquired equal share in Symbio, jointly with Forvia and Michelin, leader in zero-emission hydrogen mobility and inaugurated Symbio’s first gigafactory, SymphonHy, in Saint-Fons, France;
•Implemented multifaceted semiconductor strategy to ensure supply security, drive innovation including the creation of the SiliconAuto joint venture with Foxconn;
•Secured electric vehicle battery raw material needs through 2027 resulting from agreements with and investments in partners. Refer to Supply of Raw Materials included elsewhere in this report for additional information;
•Launched Mobilisights, fully dedicated to growing the Company’s data as a service (“DaaS”) business and developing and licensing innovative B2B products, applications and services, in January 2023; and
•During 2023, Stellantis Ventures invested in 6 new startups and Stellantis signed 49 commercial contracts with new startups.
Value
Stellantis’ ambition is to be ‘second to none’ in value creation for all stakeholders while unleashing an entrepreneurial mindset. Key achievements to date include:
•19.2 percent Net revenues generated outside of North America and Enlarged Europe, growing 56 percent versus 2021;
•Launched Pro One commercial vehicle offensive: leader in Enlarged Europe with approximately 40 percent market share in BEVs, No. 1 position in South America, No. 2 in Middle East and Africa and No. 3 in
North America;
•Commercial vehicles Net revenues represents 32 percent of Stellantis’ Net revenues. This is a subset of Net revenues of the respective segments;

•Strengthened European financial services with two new simplified organizations to enhance multi-brand capacity: Stellantis Financial Services Europe (formerly Banque PSA Finance) and Leasys (consolidating the activities of Leasys and Free2move Lease);
•Digital Marketplace launched in major countries in Europe and in the U.S.;
•In November 2023, Stellantis paid €1.4 billion for an equity investment representing approximately 21 percent equity in Zhejiang Leapmotor Co. Ltd (“Leapmotor”), a Chinese new energy vehicle original equipment manufacturer (“OEM”). The investment is accounted for as an equity method investment and reported in China and India & Asia Pacific segment. Refer to Note 3, Scope of consolidation within the
Consolidated Financial Statements included elsewhere in this report for additional information. In addition, a new joint venture called Leapmotor International, will be created in 2024 with ownership by Stellantis of
51 percent and by Leapmotor of 49 percent, subject to regulatory approvals. Stellantis will control and consolidate the joint venture. The joint venture will have exclusive rights for export and sale, as well as manufacturing of Leapmotor products outside of Greater China; and
•Signed agreement for new manufacturing site in South Africa and starting manufacturing of Fiat 500 model in Algerian plant in early 2024.

Merger Synergies
As a result of the merger, we have achieved significant synergies from the integration of the legacy businesses, in particular in the following four areas:
•Technology, Platforms and Products. The sharing and convergence of platforms, modules and systems, along with the optimization of research and development (“R&D”) investments, manufacturing processes and tooling;
•Purchasing. Procurement savings resulting from leveraging the Company’s enlarged scale and combined product development processes, leading to lower product costs, improved price alignment and broader access to suppliers;
•Selling, General and Administrative Expenses (“SG&A”). Savings from the integration of functions such as sales and marketing, and the optimization of costs in regions where both businesses had a well-established presence (i.e., Enlarged Europe and South America); and
•All Other Functions. Synergies from the optimization of other functions, including logistics, supply chain, quality and after-market operations.
For the year ended December 31, 2023, the Company has achieved €8.4 billion of net cash synergies compared to
€7.1 billion for the year ended December 31, 2022 exceeding the €5 billion annual steady state target established at the time of the merger. The Company exceeded this target more than two years earlier than planned.
The synergies noted above have helped to structurally reduce the Company’s fixed cost base, improve its efficiency on R&D and capex spending and improve the Company’s operating performance. We expect the synergies to continue to benefit the Company in the future. However, synergies will not be reported separately from other ongoing efforts for continuous improvement going forward.

Overview of Our Business
Stellantis’ activities during the year ended December 31, 2023, were carried out through the following six reportable segments:
(i)North America: Stellantis’ operations to manufacture, distribute and sell vehicles in the United States, Canada and Mexico, primarily under the Jeep, Ram, Dodge, Chrysler, Fiat and Alfa Romeo brands. Manufacturing plants are located in: US, Canada and Mexico;
(ii)Enlarged Europe: Stellantis’ operations to manufacture, distribute and sell vehicles in Europe (which includes the 27 members of the European Union, the United Kingdom (“UK”) and the members of the European Free
Trade Association). Under the mainstream brands Citroën, Fiat, Opel, Peugeot, Vauxhall, premium brands Alfa
Romeo, DS and Lancia. Manufacturing plants are located in: France, Italy, Spain, Germany, UK, Poland,
Portugal, Serbia and Slovakia;
(iii)Middle East & Africa: Stellantis’ operations to manufacture, distribute and sell vehicles primarily in Turkey,
Algeria and Morocco under the Peugeot, Citroën, Opel, Fiat and Jeep brands. Manufacturing plants are located in Morocco, Algeria and Turkey, through our joint venture with Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”);
(iv)South America: Stellantis’ operations to manufacture, distribute and sell vehicles in South and Central America, primarily under the Fiat, Jeep, Peugeot and Citroën brands, with the largest focus of its business in Brazil and
Argentina. Manufacturing plants are located in the main markets of Brazil and Argentina;
(v)China and India & Asia Pacific: Stellantis’ operations to manufacture, distribute and sell vehicles in the Asia
Pacific region (mostly in China, Japan, India, Australia and South Korea) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Peugeot, Citroën, Fiat, DS and Alfa Romeo brands.
Manufacturing plants are located in India and Malaysia, through our joint operation India Fiat India
Automobiles Private Limited (“FIAPL JV”) and our wholly owned subsidiary Stellantis Gurun (Malaysia). In
China,we had our joint venture with GAC Fiat Chrysler Automobiles Co (“GAC-Stellantis JV”) until production ceased in January 2022. GAC JV filed for bankruptcy in November 2022. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report for additional information. Our Citroën and Peugeot branded vehicles are manufactured in China by Dongfeng Peugeot
Citroën Automobiles (“DPCA”) under various license agreements; and
(vi)Maserati: Stellantis’ operations to design, engineer, develop, manufacture, distribute worldwide and sell luxury vehicles under the Maserati brand. Design, engineering and manufacturing plants are located in Italy.
Stellantis also owns or holds interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities”, which primarily consists of our pre-owned car business, the Company’s industrial automation systems design and production business, under the Comau brand name, mobility businesses through the brands
Free2move and Share Now, the Company's software and data businesses, and other investments, including Archer Aviation
Inc (“Archer”), as well as the financial services activities of dealer and customer financing primarily in North America,
Enlarged Europe, South America and China. Refer to “Sales Overview” included elsewhere in this report for additional information. Also included are our companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Company and management of central treasury activities.
Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for details on the sale of Teksid’s cast iron automotive components business in Mexico and U.S. and the GAC-Stellantis JV bankruptcy filing and the increase in our investment in Archer.
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
Light trucks may be divided between vans (also known as light commercial vehicles, or “LCVs”), which typically are used for the transportation of goods or groups of people, and pickup trucks, which are light motor vehicles with an open-
top rear cargo area. Minivans, also known as multi-purpose vehicles (“MPVs”) typically have seating for up to eight passengers.
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
Design and Manufacturing
We sell vehicles in the SUV, passenger car, truck and LCV markets. Our SUV and CUV portfolio includes vehicles such as the Grand Wagoneer, Jeep Grand Cherokee, Jeep Meridian, Jeep Avenger, Alfa Romeo Tonale, Citroën C5 Aircross,
Dodge Hornet, DS 3 Crossback, Maserati Grecale and Peugeot 3008. Our passenger car product portfolio includes vehicles such as the Opel and Vauxhall Mokka, Fiat New 500, Alfa Romeo Giulia, Citroën C3, Lancia Ypsilon, Maserati Quattroporte
and Peugeot 308, and minivans such as the Chrysler Pacifica. We sell light duty and heavy duty pickup trucks such as the
Ram 1500, Ram 2500/3500, Fiat Strada, Peugeot Landtrek, Jeep Gladiator, and chassis cabs such as the Ram
3500/4500/5500. Our LCVs include vans such as the Fiat Professional Doblò, Peugeot Partner, Citroën Berlingo, Opel/
Vauxhall Combo and Ram ProMaster.
The Stellantis Production Way (“SPW”) is a set of manufacturing-related tools and principles intended to achieve best in class performance as measured by health and safety, quality, throughput, cost and environmental metrics, through empowerment of employees, enhancement of employee skill-sets, the sharing of best practices and the improved and economical use of production assets. Following the 2022 launch of SPW, Stellantis focused on implementation and execution in 2023, as SPW tools, principles and priorities were deployed throughout each of its manufacturing plants.
Research and Development
In alignment with its Dare Forward 2030 strategic plan targets, Stellantis’ recent research initiatives have been mainly concentrated in the areas of mobility electrification and clean energy, autonomous driving, infotainment technology, vehicle electronic and software architecture, and connectivity technologies. Significant activity has also continued with a focus to reduce overall vehicle energy demand, fuel consumption and emissions based on traditional technologies. Recent fuel consumption and emissions reduction activities have primarily focused on propulsion system technologies, including engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels.
Recent Technology Initiatives
Modular Vehicle Platforms
In July 2023, Stellantis unveiled its STLA Medium platform, which has a best-in-class range of more than 700 kilometers. Production of the STLA Medium will begin in Europe in early 2024.
STLA Medium is designed to host compact to mid-size cars and UVs, and is one of the four platforms comprising
Stellantis’ BEV-centric platform strategy, along with STLA Small (ultra-compact cars), STLA Large (mid-size to full-size vehicles) and STLA Frame (full-size SUV and pickup trucks). Each platform is designed to share electrified components, to be capable of adapting over time to evolutions in technology and to have a high level of flexibility (length and width).
The all-new, all-electric 2025 Ram 1500 REV will be built on STLA Frame and was introduced at the New York
International Auto Show in April 2023. Deliveries of the 2025 Ram 1500 REV are expected to begin in the fourth quarter of
2024. The all-new 2025 Ram 1500 Ramcharger, a range-extended electric truck announced in November 2023, will also be built on the STLA Frame platform. Deliveries of the 2025 Ram 1500 Ramcharger are expected to begin in mid-2025.

Full-Electric Propulsion Systems
In February 2023, Stellantis announced a €140 million (U.S.$155 million) investment in three plants in Kokomo,
Indiana, U.S. to produce new electric drive modules (“EDMs”) that will help power future electric vehicles assembled in
North America.
Stellantis’ electric propulsion system strategy includes three families of EDMs that combine the motor, gearbox and inverter, each designed to meet different performance needs. The EDMs can be configured for front-wheel drive, rear-wheel drive and all-wheel drive. A program of hardware upgrades and OTA software updates is expected to extend the life cycle of the propulsion systems and, therefore, the vehicles. Stellantis intends to internally develop software and controls in order to maintain characteristics unique to each brand.
Battery Technology and Production
In September 2023, Stellantis announced the opening of its first battery technology center in Italy. The facility, located at Stellantis’ Mirafiori complex in Turin will enable the in-house testing and development of battery packs and related software.
In October 2023, Stellantis and StarPlus Energy joint venture partner Samsung SDI announced plans to locate a second battery manufacturing facility in Kokomo, Indiana, U.S. with production expected to begin in 2027. The first StarPlus
Energy gigafactory, also in Kokomo, Indiana, is expected to begin operations in the first quarter of 2025 and the two facilities have a planned aggregate battery production of approximately 67 gigawatt hours (“GWh”) per year. In addition, production at the Windsor, Ontario (Canada) gigafactory owned by NextStar Energy, a Stellantis and LG Energy Solution joint venture, is expected to begin operations in 2024 and will have a battery production in excess of 45 GWh per year.
Automotive Cell Company (“ACC”), a Stellantis joint venture with Total/Saft and Mercedes-Benz AG, started preliminary production at its Billy-Berclau Douvrin (France) gigafactory in December 2023. ACC has also committed to gigafactories located in Kaiserslautern, Germany and Termoli, Italy.
In accordance with its Dare Forward 2030 long-term strategic plan, Stellantis is targeting to achieve 400GWh of battery capacity by 2030.
Hydrogen
In July 2023, Stellantis announced that it had acquired a 33.3 percent ownership position in Symbio, a leader in zero-emission hydrogen mobility. Symbio’s Saint-Fons, France gigafactory began production in 2023 and is expected to produce 50,000 hydrogen fuel cells per year by 2026. Forvia and Michelin are also each 33.3 percent shareholders in Symbio.
Connectivity
In January 2023, Stellantis announced the establishment of Mobilisights, a business unit dedicated to executing the
Company’s DaaS strategy globally by serving as the gateway to telematic data from the Company’s connected vehicles.
Stellantis targets to have an estimated 34 million connected vehicles on the road globally by 2030.
Semiconductors
In June 2023, Stellantis and Hon Hai Technology Group (Foxconn) announced the creation of SiliconAuto, a 50/50 joint venture dedicated to designing and selling a family of state-of-the-art semiconductors to supply the automotive industry, including Stellantis, beginning in 2026. SilconAuto is expected to support Stellantis’ future semiconductor needs, including with regard to STLA Brain, a service-oriented electronic and software architecture with full OTA updating capabilities.

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
Property, Plant and Equipment
As of December 31, 2023, Stellantis manufacturing facilities (including passenger vehicle and light commercial vehicle assembly, propulsion systems and components plants, and excluding joint ventures), are primarily located in Enlarged
Europe (mainly in France, Germany, Italy, Spain and UK), North America (U.S., Canada and Mexico), South America
(Brazil and Argentina) and Africa (Morocco). Stellantis companies have also historically owned other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of Stellantis’ property, plant and equipment as of December 31, 2023 was €37.7 billion.
A number of Stellantis manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, were and are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2023, property, plant and equipment reported as pledged as collateral for loans amounted to approximately €0.8 billion, excluding Right-of-use assets (refer to Note 11, Property, plant and equipment, within the Consolidated Financial Statements included elsewhere in this report for additional information).
Stellantis is not aware of any environmental issues that would materially affect the utilization of fixed assets. Refer to “Industrial Environmental Control” included elsewhere in this report for additional information.
Supply of Raw Materials, Parts and Components
Stellantis purchases a variety of components (including but not exclusively, mechanical, steel, electrical, electronic and plastic components as well as castings and tires), raw materials, supplies, utilities, logistics and other services from numerous suppliers. The purchase of raw materials, parts and components has historically accounted for a substantial majority of our total Cost of revenues. The raw materials we purchase include, but are not limited to, steel, rubber, aluminum, resin, copper, lead, precious metals (including platinum, palladium and rhodium) and battery materials (including lithium, manganese, nickel and cobalt).
Stellantis’ focus on quality improvement, cost reduction, product innovation and production flexibility requires the
Company to rely upon suppliers with a focus on quality and the ability to provide cost reductions. Stellantis has valued relationships with suppliers, and works to establish closer ties with a significantly reduced number of suppliers by selecting those with a leading position in the relevant markets. In addition, Stellantis has formed various partnerships in an effort to secure specific critical raw materials, including but not limited to, nickel, cobalt, lithium, manganese. Some supply agreements include take or pay conditions or investments in the supplier’s equity. In 2023, Stellantis signed agreements with
Controlled Thermal Resources Holdings Inc (“CTR”) and Argentina Lithium for lithium, with Terrafame for nickel, with
Alliance Nickel Ltd and Kuniko Ltd for cobalt and nickel, with Element 25 Limited for manganese and with McEwen Copper for copper.
For a discussion of Stellantis’s risks relating to raw materials, parts and components, refer to “Risk Factors - We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.” included elsewhere in this report for additional information. In order to mitigate these risks,
Stellantis works proactively with suppliers to identify material and part shortages and take steps to mitigate their impact by deploying additional personnel, accessing alternative sources of supply and managing its production schedules. Stellantis also continues to refine processes to identify emerging capacity constraints in the supplier tiers given the ramp up in manufacturing volumes to meet volume targets. In addition, Stellantis continuously monitors supplier performance according to key metrics such as part quality, delivery, performance, financial solvency and sustainability.

Employees
At December 31, 2023, Stellantis had a total of 258,275 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries), a 5.2 percent decrease from December 31, 2022, and a 8.3 percent decrease from
December 31, 2021. The following table provides a breakdown of employees as of December 31, 2023, 2022 and 2021 by geographical area.

	At December 31,
	2023	2022	2021
North America	81,341	88,835	91,289
Enlarged Europe	135,211	142,681	150,807
Middle East & Africa	6,101	5,311	5,983
South America	28,928	28,968	29,352
China and India & Asia Pacific	6,694	6,572	4,164
Total	258,275	272,367	281,595
Stellantis employees are free to join trade unions, provided they do so in accordance with local laws and the rules of the related trade union. Local collective agreements are led by the regions and/or countries which take the global Company polices into account and reflect local particularities. As of December 31, 2023, approximately 90 percent of our employees were covered by collective bargaining agreements.
An active dialogue was maintained in 2023 with various employee representation bodies existing at the national or transnational level. This is represented in Europe through the European Works Councils of PSA, Fiat and Opel and Vauxhall,
in North America through the union, The International Union,United Automobile, Aerospace and Agricultural Implement
Workers of America (“UAW”) and in Canada through the union, Unifor.
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

Stellantis is committed to a strategy for collective agreements through innovative solutions to balance the social challenges while allowing the Company to remain competitive. During 2023, we signed more than 600 agreements, including:
•Official launch of negotiation of a global framework agreement;
•In North America, collective bargaining agreement with contracts with UAW in U.S. and with Unifor in
Canada;
•Four-year national collective agreement in Italy;
•Agreements with plant employees in Madrid, Vigo, Zaragossa (Spain), Mangualde (Portugal), Pernambuco,
Betim (Brazil), Palomar (Argentina), Szentgothard (Hungary) and also in France and Germany; and
•Three-year new collective agreement for Serbia starting in 2024.
France
During 2023, Stellantis signed several agreements, including a new three-year agreement, allowing for implementation of an agile and responsible employment policy to support the Company’s transformation. It includes a wage agreement for 2024 covering remuneration, working time and flexibility. It also includes tools for anticipating job trends, identifying skill needs and offering training. An agreement was also negotiated to reinforce the measures of the departures plan by facilitating internal or external mobility on a voluntary basis. A health care agreement was also signed to improve some benefits such as access to alternative medicines while limiting increases in contributions.
Hungary
In 2023, a two-year wage and labor flexibility agreement with the union was signed. This agreement contains guaranteed wage increases including: (i) terms relating to cost-of-living adjustments for a set period, (ii) increases of certain benefits which are linked to either time-in-service or performance and (iii) a yearly amount for sport and leisure activities for employees to support work-life balance. At the same time, the agreement defines work patterns to be applied for the forecasted production volume in 2024 with the relevant compensation and defines level of labor flexibility to be available to the Company.
Italy
In March 2023, Stellantis signed with the Italian trade unions a collective bargaining agreement for the period 2023 to 2026 that covers approximately 43,000 employees. The agreement includes: (i) cost of living adjustments for 2023
(increase of 6.5 percent) and 2024 (increase of 4.5 percent), (ii) lump sum payments paid in 2023 and (iii) a new profit-
sharing bonus linked to the Company results that will be paid in April 2024. Wage increases for 2025 and 2026 will be agreed between Stellantis and the Italian trade unions at the end of 2024. The collective agreement also provides new measures for welfare and wellbeing, as well as, a framework for remote working. It defines the conditions to ensure a sustainable future for the plants in Italy and improvements in work-life balance and wellbeing for the employees.
Serbia
In December 2023, Stellantis signed a three-year collective agreement providing employees' wage increases in line with inflation in lieu of minimum wage increases and redefining pay levels for the relaunch of the plant. It also provides more flexibility by introducing Stellantis’ standard and reducing total time for breaks. In addition, the collective agreement introduces a bonus malus system as a tool to manage absenteeism, quality and performance indicators.

Spain
In 2023, all Spanish plants signed their own collective bargaining agreements for the next four years setting up a common framework of working conditions for our 13,600 employees. The agreements include: (i) a general wage increase partially linked to cost of living, (ii) a new profit sharing scheme based on individualized performance and (iii) new measures to ensure balance between work and personal life.
U.S.
In November 2023, the UAW-represented workforce ratified a new collective bargaining agreement that expires in
April 2028. The provisions of the agreement contain opportunities for incremental compensation upon meeting agreed metrics related to absenteeism and attendance. The agreement includes wage increases, the reinstatement of the Cost of
Living Allowance (“COLA”), a reduction in the time of progression to the top wage tier from eight years to three years, supplemental unemployment benefits eligibility after 90 days of continuous service, annual lump sum payments to retirees and surviving spouses, and retirement packages in 2024 and 2026. In addition, the agreement includes an increase in the defined benefit and defined contribution pension plan rates; along with a commitment to provide €925 million
($1,000 million) in funding to the defined pension plan, which was made in 2023. The agreement, which covers approximately 43,000 employees, includes a ratification bonus for all employees totaling approximately €201 million
($219 million), which was paid in December 2023.
Canada
Stellantis entered into a three-year labor agreement with Unifor in Canada that was ratified in November 2023, covering approximately 7,500 employees. The terms of this agreement provide employee wage and benefit increases, including improvements to base wage rates, reduced time for employees to progress to top wage, COLA protection and retirement incentive opportunities for long-service employees choosing to retire. Also included are increases to the defined benefit pension plan benefit for active employees and quarterly lump sum payments to retired employees. In addition, Unifor members hired on or after September 19, 2016 and currently participating in the defined contribution plan are expected to be enrolled in a College of Applied Arts and Technology pension plan effective January 2025. The agreement also includes, lump sum payments to both full and part-time employees, totaling approximately €49 million (CAD$72 million), which were paid in December 2023. The agreement expires in September 2026.

Sales Overview
New vehicle sales represent sales of vehicles primarily by dealers and distributors, or, directly by us in some cases, to retail and fleet customers. Sales include mass-market, premium and luxury vehicles manufactured at our plants, as well as vehicles manufactured by joint ventures and third party contract manufacturers and distributed under our brands. Sales figures exclude sales of vehicles that we contract manufacture for other OEMs. While vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to Net revenues, Cost of revenues or other measures of financial performance in any given period, as such results were primarily driven by vehicle shipments to dealers and distributors or to retail and fleet customers. For a discussion of our shipments, see FINANCIAL OVERVIEW—
Shipment Information. Sales and market shares for 2021 reported in the tables below include FCA for the period from
January 1 to January 16, prior to the merger. Figures in all tables represented in this section may not add due to rounding.
Additionally, prior period figures have been updated to reflect current information provided by third party industry sources.
The following table shows new vehicle sales by geographic market for the periods presented:

	Years ended December 31,
	2023	2022	2021
	(millions of units)
North America	1.8	1.8	2.0
Enlarged Europe	2.7	2.6	3.1
Middle East & Africa	0.6	0.4	0.4
South America	0.9	0.8	0.8
China and India & Asia Pacific	0.2	0.2	0.2
Total Regions	6.2	5.8	6.6
Maserati	0.03	0.02	0.02
Total Worldwide	6.2	5.8	6.6
North America
North America Sales and Competition
The following table presents vehicle sales and estimated market share in the North America segment for the periods presented:

	Years ended December 31,
	2023(1)		2022(1)		2021(1)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	1,527	9.6%	1,547	10.9%	1,777	11.5%
Canada	158	9.5%	169	11.4%	161	9.9%
Mexico	97	6.8%	74	6.6%	66	6.3%
Total	1,782	9.4%	1,791	10.7%	2,005	11.1%
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada -
DesRosiers Automotive consultants, Mexico - INEGI (Government National Institute) and U.S. - Ward's Automotive
Maserati excluded from volumes and market share

The following table presents estimated new vehicle market share information for Stellantis and our principal competitors in the U.S., our largest market in the North America segment:

	Years ended December 31,
U.S.	2023	2022	2021
Automaker	Percentage of industry
GM	16.3%	16.1%	14.4%
Toyota	14.2%	14.9%	15.2%
Ford	12.6%	13.2%	12.4%
Hyundai/Kia	10.4%	10.4%	9.7%
Stellantis(1)	9.6%	10.9%	11.5%
Honda	8.2%	7.0%	9.5%
Nissan	5.7%	5.2%	6.4%
Other	23.1%	22.3%	21.0%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Excluding Maserati
Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers
Automotive consultants, Mexico - INEGI (Government National Institute) and U.S. - Ward's Automotive
U.S. industry sales, including medium and heavy-duty vehicles, in addition to commercial vehicles, were up approximately1.8 million units in 2023 from 14.1 million units in 2022. Industry sales were up 12.4 percent over 2022 calendar year. Production, supply chain and semi-conductor concerns eased across the industry in 2023.
Our vehicle line-up in the North America segment primarily leveraged the brand recognition of the Jeep, Ram,
Dodge and Chrysler brands to offer UVs, pickup trucks, cars and minivans under those brands. Vehicle sales and profitability in the North America segment were generally weighted towards larger vehicles such as UVs, trucks and vans, consistent with overall industry sales trends in the North America segment, which have become increasingly weighted towards UVs and trucks in recent years.
Sales in the U.S. were down 1 percent from 2022. The Jeep Wrangler 4xe, the Jeep Grand Cherokee 4xe and the
Chrysler Pacifica Hybrid were the No. 1, No. 2 and No. 4 top-selling electric plug-ins in the U.S. market in 2023. Chrysler and Dodge brands were up year-over-year, 19 percent and 5 percent respectively. The Chrysler Pacifica was up 22 percent over 2022 results. Dodge Durango sales increased 25 percent over 2022 results. Additionally, the Ram brand’s commercial truck segment continued to perform strongly, up 17 percent over 2022. Production of the ICE Dodge Challenger and Dodge
Charger ended in 2023.
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

North America Dealer and Customer Financing
In November 2021, Stellantis acquired First Investors Financial Services Group, now known as Stellantis Financial
Services US Corp (“Stellantis Financial Services U.S.”). Stellantis Financial Services U.S. provides U.S. customers and dealers with a complete range of financing options, including retail loans, leases, and floorplan financing. However, while
Stellantis Financial Services U.S. grows, Stellantis also utilizes independent financial service providers, including Santander
Consumer USA Inc. (“SCUSA”) to complement its financing offer to dealers and retail customers in the U.S. In February
2013, FCA entered into a private label financing agreement with SCUSA (the “SCUSA Agreement”), under which SCUSA will continue to provide a wide range of wholesale and retail financial services to dealers and retail customers in the U.S., under the Chrysler Capital brand name. In April 2022, the SCUSA Agreement was amended and extended through 2025, allowing SCUSA to serve a complementary role to Stellantis Financial Services U.S. Under the SCUSA Agreement, SCUSA
has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing subvention programs.
As of December 31, 2023, of the current approximately 2,600 Stellantis dealers in the U.S., Stellantis Financial
Service U.S. provided wholesale lines of credit, starting in April 2023, to approximately 3 percent, SCUSA to approximately
9 percent of the dealers while Ally provided 29 percent. In 2023, approximately 76.7 percent of the retail vehicles sold to
U.S. retail customers were financed or leased. Of those financed or leased retail sales, SCUSA, Ally, and Stellantis Financial
Services U.S. (second full year of operations) market share represented 23.0 percent, 12.9 percent, and 11.3 percent respectively.
In Canada, our customers are served by cooperation agreements with main local banks providing retail financing and leasing.
In Mexico, we have a private label agreement with Banco Inbursa Group in order to provide dealer and retail customer financing programs for all brands following the acquisition by the latter of the entire share capital of Banque PSA
Finance (“BPF”) Finance México S.A. de C.V., SOFOM completed in December 2022.
Enlarged Europe
Enlarged Europe Sales and Competition
The following table presents Stellantis vehicle sales and market share in the Enlarged Europe segment for the periods presented:

	Years ended December 31,
	2023		2022		2021
Enlarged Europe	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
France	634	29.4%	620	33.1%	749	35.8%
Italy	591	33.6%	535	36.4%	637	39.0%
Germany	389	12.5%	371	12.9%	417	14.4%
UK	313	13.9%	268	14.1%	315	15.7%
Spain	221	20.2%	213	22.9%	257	25.4%
Other	550	14.2%	543	13,1%	676	16.6%
Europe(1)	2,698	18.3%	2,550	19.7%	3,051	22.1%
Other Europe(2)	19	1.3%	22	1.9%	47	2.1%
Total	2,717	16.8%	2,572	18.3%	3,098	19.3%
________________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta), Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence
Nationale des Titres Sécurisés (“ANTS”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), ANFAC Spain) and internal information
(2) Other Europe = Eurasia (Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Russia, Ukraine, Uzbekistan) and other Europe (Albania, Bosnia, Kosovo, Malta,
Montenegro, North Macedonia, Serbia and Ukraine)
Maserati excluded from volumes and market share of the region

The following table summarizes new passenger vehicle market share information and our principal competitors in
Europe, our largest market in the Enlarged Europe segment:

	Years ended December 31,
Europe 30(1) Passenger Cars	2023	2022	2021
Automaker	Percentage of industry
Volkswagen	24.0%	23.0%	22.9%
Stellantis(2)	18.3%	19.7%	22.1%
Renault	10.5%	10.1%	10.2%
Hyundai/Kia	7.5%	8.2%	7.4%
Toyota	6.7%	6.8%	6.1%
Mercedes-Benz	6.2%	6.5%	6.3%
BMW	6.2%	6.3%	6.2%
Ford	5.9%	6.5%	6.5%
Other	14.7%	12.8%	12.2%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Europe 30 = 27 members of the European Union excluding Malta and including Iceland, Norway, Switzerland and UK
(2) Excluding Maserati
Estimated market share information is derived from third-party industry sources (e.g., Agence Nationale des Titres Sécurisés (“ANTS”), Ministry of Infrastructure and Sustainable
Mobility (“MIMS”), ANFAC Spain) and internal information
In 2023, the automotive industry in the Europe 30 increased by 14 percent as compared to 2022, boosted in part by a significant jump in sales of BEVs as well as the easing of the components shortages and logistics challenges.
Sales in Europe 30 grew 5.8 percent in 2023 and achieved an 18.3 percent share on a full-year basis despite a decrease of 140 basis point versus 2022 mainly due to logistics constraints in the first half of the year.
There have been noteworthy achievements in key European markets, with sales passenger cars (“PC”) and commercial vehicles (“CV”) up compared to last year, with increases of: 2.2 percent in France, 5 percent in Germany, 10.5 percent in Italy, 3.5 percent in Spain and 16.7 percent in the UK. Positive performance from the rest of Europe too, with significant growth also in Belgium, Luxembourg, Ireland, Portugal, and Switzerland. Overall, France, Italy, and Portugal lead the total market, with France and the Netherlands ahead in the electrified market.
In the BEV market, Stellantis is growing rapidly, with a 14 percent increase in sales compared to 2022, seizing a
14.2 percent market share in Europe and leading in various BEV segments. BEV sales are steadily increasing from one quarter to the next, giving Stellantis third place in the Europe 30 market. Models such as the Fiat 500e, Opel/Vauxhall Corsa electric, Peugeot e-208, Jeep Avenger and the entire BEV Pro One Commercial Vehicles line-up (38.8 percent market share)
have boosted the Company’s performance.
Enlarged Europe Distribution
In Europe, we sell and service our vehicles through our own dealers (located in most European markets), independent dealers, retailers and authorized workshops. In other markets and in segments in which we do not have a substantial presence, we have agreements with general distributors.
During 2021, Stellantis engaged in a transformation process by terminating its distribution contracts and at the same time consulting its networks on the future distribution model. This process was undertaken in anticipation of implementing new distribution schemes starting July 2023. Stellantis’ vision is to promote a sustainable distribution model and all involved stakeholders will benefit from these changes with the customer experience at the core. Customers will be able to take advantage of a multi-brand and multi-channel approach with a wider range of services. Dealers, evolving into retailers, will have a new and efficient business model aimed at benefiting from Stellantis’ 14-brand portfolio, creating synergies, optimizing distribution costs and offering additional sustainable mobility solutions.

In 2023, Stellantis and its European dealers have signed over 8,000 sales and 25,000 aftersales contracts in ten key
European countries, their shared objectives include simplification, a multi-brand approach, customer-centricity, and quality assurance. Stellantis initially adopted the new retailer model in Austria, Belgium, Luxembourg and the Netherlands in
September 2023, and has been swiftly working to further enhance the model in these early adopter countries, allowing its network sufficient time to adapt in a competitive landscape with new entrants.
Enlarged Europe Dealer and Customer Financing
In 2023 Stellantis reorganized the leasing and financing activities in Europe that were previously (i) managed by
FCA Bank, a 50 percent joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”) for the former FCA brands
(Abarth, Alfa Romeo, Fiat, Jeep, Lancia, Chrysler and Maserati), and (ii) managed by BPF for the former PSA brands, through two separate partnerships, one with Group Santander Consumer Finance (“SCF”) for the Peugeot, Citroën and DS
brands (with each of BPF and SCF holding approximately a 50 percent interest), and one with BNP Paribas Personal Finance
(“BNPP PF”) for the Opel and Vauxhall brands (with each of BPF and BNPP PF holding a 50 percent interest).
As part of this reorganization, Stellantis created a new European multi-brand operational leasing company with
CACF (with each of Stellantis and CACF holding a 50 percent interest), that resulted from the combination of the leasing activities of Leasys, (a former subsidiary of FCA Bank) and the activities of Free2Move Lease/F2ML, a business unit initially created within the former Groupe PSA and in charge of the business to business (“B2B”) long-term leasing activity. This new company took the name of Leasys and concentrates on the long-term operational leasing segment.
The joint ventures with BNPP PF and SCF were reorganized so the joint ventures with BNPP PF now operate financing activities in Germany, Austria and in the UK and the joint ventures with SCF operate financing activities in France,
Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. In each of these countries, the financing activities of the relevant joint venture cover all Stellantis brands.
This overall reorganization was completed as of and is effective since April 2023. BPF is now known as Stellantis
Financial Services Europe. Refer to Note 3, Scope of consolidation - Disposals within the Consolidated Financial Statements included elsewhere in this report for additional information.
Sales activities within certain Eastern European countries are supported by private label agreements with local banks covering both the wholesale and retail financing needs.

Middle East & Africa
Middle East & Africa Sales and Competition
The following table presents Stellantis vehicle sales and market share in the Middle East & Africa segment for the periods presented:

	Years ended December 31,
	2023		2022		2021
Middle East & Africa	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Turkey	419	34.0%	250	31.9%	219	29.7%
Algeria	56	86.5%	14	53.5%	11	31.4%
Morocco	33	20.7%	34	20.8%	37	21.1%
Gulf(1)	33	2.4%	26	2.3%	33	3.2%
Overseas France(2)	21	28.8%	24	33.8%	23	31.6%
Israel Zone(3)	21	7.4%	22	8.0%	24	7.8%
Egypt	8	11.3%	17	16.3%	42	22.9%
Other(4)	23	2.6%	28	2.9%	22	2.3%
Total	614	14.8%	415	11.9%	411	11.8%
____________________________________________________________________________________________________
(1) Includes: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
(2) Includes: French Guiana, Mayotte, Reunion, Martinique and Guadeloupe
(3) Includes: Israel and Palestine
(4) Without banned countries: Iran, Sudan and Syria
Estimated market share information is derived from third-party industry sources of MEA countries (e.g., AMIC (Egypt), ODD (Turkey), AMBG (Saudia Arabia, Qatar, United
Arab Emirates, Yemen), AIVAM (Morocco)) and internal information
Maserati excluded from volumes and market share of the region
In 2023, the total industry volume of Middle East & Africa increased by 19 percent, with growth in Turkey, Middle
East (Gulf and Bahrain, Lebanon, Iraq and Pakistan) and Algeria markets. Due to geopolitical events, the Egyptian market decreased by 30 percent. Despite these headwinds, sales increased by 48 percent with 199 thousand more deliveries and market share gains in most of the major countries.
Overall market share of the region reached 14.8 percent, up by 290 basis points compared to 2022. The increase was primarily due to positive performance in Turkey, Algeria and Gulf. Despite being one of the main market brands in Egypt, we were limited by supply availability for Fiat brand during the year.
Commercial vehicle sales increased by 71 percent, up to 181.6 thousand units, or 21.8 percent market share.
Stellantis secured its number two commercial vehicles position in the region.

The following table summarizes new vehicle market share information and our principal competitors in the Middle
East & Africa:

	Years ended December 31,
G6(1) Middle East & Africa	2023	2022	2021
Automaker	Percentage of industry
Toyota	18.0%	20.3%	18.9%
Stellantis(2)	16.9%	14.8%	15.1%
Hyundai/Kia	13.3%	13.9%	14.1%
Renault	8.6%	9.3%	9.2%
Volkswagen	7.7%	6.8%	8.1%
Ford	5.2%	4.7%	4.5%
BMW	1.1%	1.1%	1.1%
Mercedes-Benz	1.4%	1.4%	1.3%
Other	27.8%	27.7%	27.6%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) G6: Turkey, Morocco, Israel zone, Gulf, Overseas France and Egypt
Israel Zone: Israel and Palestine
Gulf: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
Overseas France: French Guiana, Mayotte, Reunion, Martinica and Guadeloupe
(2) Excluding Maserati
Estimated market share information is derived from third-party industry sources of MEA countries (e.g. AMIC (Egypt), ODD (Turkey), AMBG (Saudia Arabia, Qatar, United Arab
Emirates, Yemen), AIVAM (Morocco)) and internal information
Middle East & Africa Distribution
In Turkey, Peugeot, Citroën, DS and Opel brands are distributed through a national sales company, consolidating operations for these four brands, whereas Fiat, Alfa Romeo and Jeep brands are distributed by a joint venture with Koc
Automotiv Group, Tofas.
In Morocco, a national sales company is in charge of distributing Fiat, Alfa Romeo, and Jeep, while Peugeot,
Citroën, DS and Opel Brands are managed by local importers. In South Africa we also operate through a national sales company that distributes Peugeot, Citroën, Opel, Fiat, Jeep and Alfa Romeo. In Algeria, a national sales company is in charge of distributing Fiat, while Opel is managed by local importer. In all other markets of the region, we distribute through agreements with local general distributors, with the regional offices of Stellantis located in Cairo, Egypt and Dubai coordinating operations in Egypt and Middle East.
Middle East & Africa Dealer and Customer Financing
In Turkey, our activities related to the former FCA brands are carried out through a 100 percent owned subsidiary of our joint venture, Tofas, that provides financial services and insurance products mainly to retail customers, while the activities related to the PSA brands are carried out by a subsidiary of Stellantis Financial Services Europe, which markets a range of retail financing and insurance products in cooperation with a TEB Finansman AS, a subsidiary BNPP PF, with
Garanti Bank, a subsidiary of BBVA and, from June 2023, with Yapi Kredi.
Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in South Africa, Morocco and Algeria.

South America
South America Sales and Competition
The following table presents our vehicle sales and market share in the South America segment for the periods presented:

	Years ended December 31,
	2023(1)		2022(1)		2021(1)
South America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	687	31.4%	647	32.9%	636	32.0%
Argentina	120	28.2%	117	30.7%	103	29.1%
Other South America	72	6.4%	80	6.2%	73	6.1%
Total	879	23.5%	844	23.2%	812	22.9%
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
Maserati excluded from volumes and market share
Cuba excluded from volumes and market share
The following table presents Stellantis vehicle market share information and our principal competitors in Brazil, our largest market in the South America segment:

Brazil	Years ended December 31,
	2023(1)	2022(1)	2021(1)
Automaker	Percentage of industry
Stellantis(2)	31.4%	32.9%	32.0%
Volkswagen	16.4%	14.3%	15.9%
GM	15.0%	14.8%	12.2%
Ford	1.3%	1.1%	2.0%
Other	35.9%	37.0%	37.9%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use data provided by ANFAVEA (Associação Nacional dos
Fabricantes de Veículos Automotores)
(2) Excluding Maserati
Automotive industry volumes within the countries in which the South America segment operates increased by 2.6 percent to 3.7 million units in 2023, which was primarily driven by Brazilian market growth, which represented a 11 percent increase in the industry, mainly due to fleet customers higher purchasing volumes, and a 12 percent increase in the industry in
Argentina, reflecting the gradual recovery of sales.
Stellantis’ market share in South America increased 0.3 basis points from 23.2 percent in 2022 to 23.5 percent in
2023, keeping leadership in the South America region, as well as in Brazil and Argentina markets with 31.4 percent and 28.2 percent, respectively. Fiat Strada was top seller passenger car in Brazil and Fiat Mobi and Fiat Argo are among top 10 selling models and in Argentina Fiat Cronos was the top seller with Peugeot 208 at second position.
Our vehicle line-up in South America leverages the brand recognition of Fiat, as well as the relatively urban population of countries like Brazil, and offers vehicles in smaller segments, such as the Fiat Argo as well as the Fiat Mobi.
Fiat is the brand leader in the region with an increase of 0.9 basis points from 13.6 percent in 2022 to 14.5 percent in 2023, primarily driven by the success of the new Fastback launched at the end of 2022. Fiat also led the pickup truck market in
Brazil, with the Fiat Strada and the Fiat Toro (both represent a total of 42.6 percent market share in the segment). Jeep achieved 5.8 percent of the total sales in Brazil with 16.2 percent market share in the SUV segment.

South America Distribution
In South America, the law in each country regulates retail vehicle distribution. In Brazil and Argentina, distribution is through dealers of each brand, although it is common for the same distributor to have several stores in order to offer different brands. In other countries, distribution is through multi-brands importers or dealers.
South America Dealer and Customer Financing
In the South America segment, we provide access to dealer and retail customer financing as well as rental products through captive finance companies and through strategic relationships with financial institutions.
In Argentina, we have a 100 percent owned captive finance company that offers dealer and retail customer financing as well as rental services for the former FCA brands (FCA Compañia Financiera S.A.) and a 50 percent owned joint venture that offer dealer and retail customer financing as for the former PSA brands (PSA Finance Argentina Compañia Financiera
S.A., with Banco Bilbao Vizcaya Argentaria S.A. owning the other 50 percent).
In Brazil, we have two 100 percent owned captive finance companies that offer dealer and retail customer financing as well as rental services as for the former FCA brands, namely Banco Stellantis S.A. (former “Banco Fidis”) and FCA
Rental Locadora de Automoveis Ltda (commercially known as Flua). Historically, the former PSA brands offered dealer and retail customer financing through a 50/50 percent joint venture (Banco PSA Finance Brasil S.A.) with Banco Santander
Brasil S.A. In August 2023, Stellantis Financial Services Europe purchased the 50 percent shares held by Banco Santander
Brasil S.A. in Banco PSA Finance Brasil S.A. (and also the 50 percent shares held by Banco Santander Brasil S.A. in
Stellantis Corretora de Seguros e Servicos Ltda., a company providing insurance services), with the objective of ultimately carrying out retail customer financing activities for all Stellantis brands in Brazil and starting with the integration as from second half of 2023 of the activities related to the Jeep and Ram branded vehicles.
In Brazil, in addition and in parallel to the above, we have entered into a commercial partnership (private label financing agreement) with Banco Santander Brasil S.A. in August 2023, under which Banco Santander Brasil S.A. will provide financing to retail customers purchasing Fiat branded vehicles in Brazil. The partnership agreement expires in August
2025.

China and India & Asia Pacific
China and India & Asia Pacific Sales and Competition
The following table presents our vehicle sales and market share in the China and India & Asia Pacific segment:

	Years ended December 31,
	2023(1)(5)		2022(1)(5)		2021(1)(5)
China and India & Asia Pacific	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)*	69	0.3%	94	0.4%	124	0.6%
Japan	33	0.8%	34	1.0%	45	1.2%
India(3)	17	0.4%	20	0.5%	13	0.4%
Australia	18	1.5%	17	1.7%	18	1.8%
Asean & General Distributors(“AGD”)(4)	11	0.3%	20	0.6%	14	0.5%
South Korea	7	0.4%	9	0.6%	13	0.9%
New Zealand	3	1.8%	3	2.1%	4	2.8%
China and India & Asia Pacific major Markets	159	0.4%	198	0.6%	231	0.7%
Total	159	0.4%	198	0.5%	231	0.6%
________________________________________________________________________________________________________________________________________________
* Includes Hong Kong and Taiwan
(1) Estimated market share information is derived from third-party industry sources of China & Asia Pacific countries (e.g. CADA and CPCA (China PC Domestic), CATARC
(China PC Import), FCAI (Australia), SIAM (India PC), JADA and JAIA (Japan), MIA (New Zeeland), IHS (Thailand), MAA (Malaysia)) and internal information
(2) Data include vehicles sold by our joint ventures in China for Stellantis brands
(3) India market share is based on wholesale volumes
(4) AGD includes Bangladesh, Brunei, Cambodia, French Polynesia, Indonesia, Laos, Malaysia, Myanmar, Nepal, New Caledonia, Philippines, Singapore, Sri Lanka, Thailand
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
Maserati excluded from volumes and market share
In 2023, 25.5 million vehicles (PC and CV) were sold in China, which represents a 7 percent year-over-year
increase.The automotive industry grew by 8.4 percent in India due to new model launches from local OEMs lifting the market, 15.8 percent in Japan, 12.6 percent in Australia and 3.5 percent in South Korea as the markets started to recover from the component parts shortage. AGD experienced a decrease of 1.8 percent due to economic slowdown and high inflation within the market during the year.
We sell a range of vehicles in the China and India & Asia Pacific segment, including small and compact cars, premium mid-size cars, utility vehicles and light commercial vehicles. Although our smallest segment by vehicle sales, China and India & Asia Pacific segment represents a significant growth opportunity and we are invested in building relationships with key partners in India to increase our manufacturing footprint and presence in the region. In November 2023, Stellantis paid €1.4 billion for an equity investment representing approximately 21 percent equity in Zhejiang Leapmotor Technology
Co. Ltd, a Chinese new energy vehicle OEM. The investment is accounted for as an equity method investment and reported in China and India & Asia Pacific segment. In addition, a joint venture, called Leapmotor International, will be created in
2024 with ownership by Stellantis of 51 percent and by Leapmotor of 49 percent. Stellantis controls the joint venture and will consolidate the entity. The joint venture will have exclusive rights for export and sale, as well as manufacturing of Leapmotor products outside of Greater China. The joint venture expects to begin shipments in the second half of 2024. In the China and
India & Asia Pacific segment we also distribute vehicles that are manufactured in the U.S. and Europe through our dealers and distributors.

China and India & Asia Pacific Distribution
In the key markets in the China and India & Asia Pacific segment (China, Australia, India, Japan, South Korea and
AGD), Stellantis vehicles are sold by our 100 percent owned subsidiaries or through DPCA to local independent dealers. The
Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”) markets the vehicles produced by DPCA under various license agreements in China, and a Stellantis fully-owned national sales company in China operates and manages the import vehicles’ sales in China (except Maserati). We also operate through national sales companies in Australia, Japan, India and
South Korea. In AGD and smaller markets, we have agreements with general distributors.
China and India & Asia Pacific Dealer and Customer Financing
In China, we operate a 100 percent owned finance and lease companies, Stellantis Automotive Finance Co., Ltd and, since April 2023, following the finalization of an equity transfer agreement with Dongfeng, Stellantis Leasing Services Co
Ltd. These entities allow us to support our sales activities in China offering to our dealer networks and retail and commercial customers, a full range of wholesale and retail financing as well as financial and operational leasing products. Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in
India, South Korea, Australia and Japan.
Maserati
The following table shows the distribution of Maserati sales by geographic regions and as a percentage of total sales for each of the years ended December 31, 2023, 2022 and 2021:

	2023 Sales	As a percentage of 2023 sales	2022 Sales	As a percentage of 2022 sales	2021 Sales	As a percentage of 2021 sales
U.S./Mexico	7,907	29.6%	6,945	29.7%	7,765	32.0%
Europe top 4(1)	6,035	22.6%	5,442	23.3%	3,434	14.1%
China	4,367	16.4%	4,680	20.0%	7,357	30.3%
Japan	1,729	6.5%	1,238	5.3%	1,080	4.5%
Other countries	6,651	24.9%	5,099	21.8%	4,633	19.1%
Total	26,689	100.0%	23,404	100.0%	24,269	100.0%
________________________________________________________________________________________________________________________________________________
(1) Italy, United Kingdom, Germany and Switzerland
China includes Hong Kong
U.S. includes Mexico and Puerto Rico
In 2023, a total of 26.7 thousand Maserati vehicles were sold, an increase of 3.3 thousand units compared to 2022 as a result of sales performance mainly in North America, Europe and Japan. This increase was mainly due to sales of Grecale, particularly the Grecale GT.
In 2023, Maserati launched the all-new GranTurismo, which is available in three versions (Modena, Trofeo and the fully electric Folgore). Additionally, Maserati revealed the Grecale Folgore, the brand’s first fully electric SUV, the track-
only hypercar MCXtrema (62 units globally) and the GT2 (track-only race car, approved for the GT2 European championship).
In Europe, depending on the country, access to dealer and customer financing for Maserati vehicles are either through joint ventures with BNPP PF or with SCF. In China, our 100 percent owned captive finance companies, Stellantis
Automotive Finance Co. Ltd and Stellantis Leasing Services Co Ltd. provide dealer and retail financing and financial and operational leasing products. In the U.S., JPMorgan Chase Bank provides retail financing. In other regions, we rely on local agreements with financial services providers for the financing of Maserati brand vehicles to dealers and end customers.

Cyclical Nature of the Business
As is typical in the automotive industry, Stellantis’ vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result could vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence is low. Moreover, increases in inflation may lead to subsequent increases in the cost of borrowing and availability of affordable credit for vehicle financing, which may further influence retail consumers to delay the purchase of a new vehicle. In addition, Stellantis’ vehicle production volumes and related revenues could vary from month to month, sometimes due to plant shutdowns, which could occur for several reasons including raw material or component unavailability, production changes from one model year to the next and actions to balance vehicle supply and demand fluctuations and also to adjust dealer stock levels appropriately. Plant shutdowns, whether associated with model year changeovers or other factors such as temporary supplier interruptions, could have a negative impact on Stellantis’ revenues and working capital as Stellantis continues to pay suppliers under established terms while Stellantis would not receive proceeds from vehicle sales. Refer to Liquidity and Capital Resources—Liquidity
Overview included elsewhere in this report for additional information.
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
On November 8, 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. The Court later entered an order to reset FCA US’s renewed motions for summary judgment to address the remaining amended claims.
On June 20, 2023, the Court entered an order preliminarily granting class certification for the amended complaint.
FCA US filed an appeal of the Court’s preliminary order. On July 13, 2023, the Court revisited its class certification order and further narrowed the classes based on a recent Court of Appeals decision.
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
In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. On July 20, 2023, the FCA US employee plead guilty to conspiring to violate the Clean Air Act.

On June 3, 2022, FCA US announced that it had agreed to a settlement to resolve the DoJ, Criminal Division’s investigation as it relates to FCA US. The settlement, which received court approval, includes a guilty plea, a fine of approximately $96 million, and the forfeiture of approximately $204 million in gains. Prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we increased our accrual for this matter to approximately €266 million as of December 31, 2021, which is sufficient to cover the forfeiture and penalty paid in connection with the plea agreement. We remain subject to a number of related private lawsuits
(the “Non Opt-Out Litigation”).
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
The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. In December, 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules. In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat
Ducato Euro 6 vehicles based on tests performed at the EC’s request.
In May 2023, the KBA notified Stellantis of its investigation of certain Opel Euro 5, Peugeot Euro 6b, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain
Alfa Romeo, Fiat and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy (now known as Stellantis Europe) and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. The KBA has subsequently advised that these vehicles are non-
compliant and has demanded that Stellantis submit a plan to bring the vehicles into compliance. We continue to cooperate with the KBA and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
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
The French market surveillance authority (SSMVM) issued a decision of non-compliance regarding NOx emissions of the Euro 6b Peugeot 308 in July 2023 and with regard to the Euro 6b Lancia Ypsilon in November 2023. We have appealed these decisions and our appeals remain pending.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and
Maserati and at the German office of Maserati Deutschland. We have begun settlement discussions with the Public
Prosecutor of Frankfurt regarding the former FCA vehicles. At the Public Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. In late 2023, we entered into a settlement regarding the
Public Prosecutor of Frankfurt’s criminal investigation of the emissions of certain PSA diesel engines for an amount that is not material to the Company.
We also face class actions and individual claims in several European countries and Israel. Several former FCA and
PSA companies and our Dutch dealers have been served with two class actions filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-
compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the
Netherlands, alleging misrepresentations by FCA, now Stellantis. A class action alleging emissions non-compliance has also been filed in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 12,000 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany, as well as a significant number of cases relating to former FCA and PSA vehicles in the Netherlands and Austria.
In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately
2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company which has been paid by our
Korean subsidiary. On May 11, 2023, the Seoul Administrative Court dismissed our Korean subsidiary’s appeal of the certification revocation and our Korean subsidiary has filed a notice of appeal. Our Korean subsidiary has also paid an administrative fine, in an amount not material to the Company, imposed by the Korean Fair Trade Commission for a purported breach of the Act on Fair Labeling and Advertisement in connection with these vehicles.
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
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer
Influenced and Corrupt Organizations (“RICO”) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. The case has been stayed pending decisions on motions to dismiss in two related cases in the U.S. District Court for the Eastern District of Michigan.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of
Michigan, by groups of current and former employees making similar claims. The court granted FCA US’s motion to dismiss one of the cases and that decision has been appealed by plaintiffs. FCA US’s motion to dismiss the other case remains pending. On March 30, 2023, plaintiffs in the dismissed action filed a new lawsuit in Michigan state court asserting common law claims, which the UAW removed to federal court. On September 27, 2023, the federal court denied Plaintiffs’ motion to remand. On January 5, 2024, FCA US filed a motion to dismiss, which remains pending.
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
The court dismissed GM’s lawsuit with prejudice. The U.S. Court of Appeals for the Sixth Circuit subsequently affirmed the dismissal of GM’s complaint. On April 17, 2023, the U.S. Supreme Court declined to grant review of the Sixth Circuit’s decision, which finally resolved the federal court case.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis
N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint on December 23, 2021. On May 16, 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. On July 20, 2022, the court granted Stellantis N.V.’s motion for summary disposition, but on November 28, 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. The parties are currently engaged in discovery, which is expected to continue through fall 2024.

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
We are subject to a range of regulatory requirements affecting our facilities and products, and compliance with these requirements involves significant costs and risks. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance although, in certain exceptional circumstances, we may from time to time fail to meet a particular regulatory requirement. For a discussion of the environmental and other regulatory-related risks we face, refer to “Risk Factors-Risks Related to the Legal and
Regulatory Environment in which We Operate.” included elsewhere in this report for additional information.
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
Regulations also require manufacturers to conduct vehicle testing to demonstrate compliance with these emissions limits for the useful life of a vehicle.
These requirements become more challenging each year, especially in light of increased scrutiny of emission control systems for internal combustion engines, and we expect these emissions and requirements will continue to become even more rigorous worldwide.
North America Region
The U.S. Environmental Protection Agency (“EPA”) has established federal Tier 3 emissions standards, and federal law also allows CARB to enforce its Low Emission Vehicle (“LEV”) III emission standards. CARB adopted Advanced Clean
Car II Regulations (“ACC II”) for new 2026 and subsequent model year California light-duty vehicles, which will impose even more stringent LEV IV standards.
EPA and CARB both review manufacturers’ emission control software design as part of their emission certification evaluation, whereas EPA has delegated the administration of OBD software requirements to CARB.
In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California qualify as zero emission vehicles, such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. ACC II requires that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year. Federal law further allows other states to adopt CARB’s criteria emission, GHG and ZEV standards. Other states have adopted or are in the process of adopting CARB standards. Similarly, Quebec recently amended its light-duty regulations to require that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year.
Enlarged Europe Region
In Europe, emissions are regulated by the European Union (“EU”) and the United Nations Economic Commission
for Europe. EU Member States can provide tax incentives/contributions for the purchase of vehicles that are rated as zero emission vehicles (such as BEVs) or for vehicles that meet emission standards earlier than the compliance date. Vehicles must meet emission requirements and receive specific approval from an appropriate Member State authority before they can be sold in any EU member state, and these regulatory requirements include random testing of newly assembled vehicles and market surveillance testing of vehicles in the field for emission compliance.

Euro 6 emission levels are currently in effect for all passenger cars and light commercial vehicles which required additional technologies and increased the cost of diesel engines compared to prior Euro 5 standards. These new technologies have put additional cost pressure on the already challenging European market for small and mid-size diesel-powered vehicles.
Further requirements of Euro 6 have been developed by the EU and are effective for all new passenger cars and light commercial vehicles. In addition to the Worldwide Harmonized Light Vehicle Test Procedure (“WLTP”), the new real driving emissions (“RDE”) test procedure to directly assess the regulated emissions of light duty vehicles under real driving conditions is effective. More stringent test requirements related to RDE, as well as requirements relating to On-board Fuel and/or Energy Consumption Monitoring Device for Fuel Consumption Monitoring, is effective for all new passenger cars registered after January 1, 2021 and all new light commercial vehicles registered after January 1, 2022.
A new Euro 7 regulation was provisionally agreed upon in late 2023 and is expected to apply beginning in 2026.
The primary new requirements of the new Euro 7 regulation will be the introduction of limits for particles emitted by brakes and tire abrasion, as well as more stringent battery durability requirements.
For a discussion of emissions-related inquiries from relevant governmental agencies in the European Union, refer to
Note 26, Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information. Refer also to “Risk Factors-Risks Related to the Legal and Regulatory
Environment in which We Operate” included elsewhere in this report for additional information.
South America Region
Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow the European procedures, standards and OBD requirements described above. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment. The current phase of regulations (PROCONVE L7) set new fuel efficiency and safety standards and a next step (PROCONVE L8) will come into effect in January 2025 with fleet target limits (US BIN methodology) and RDE limits. Argentina has implemented regulations that mirror the EU Euro 5 standards for all new vehicles. In Chile, Euro 6 standards are in effect for all licensed vehicles.
China and India & Asia Pacific Region
China 6 standards were released in 2016 and were applied nationwide, beginning in January 2021, with China 6a thresholds and China 6b thresholds in July 2023. China 6a and 6b have more stringent tailpipe emissions thresholds than
Euro 6, implement OBD requirements similar to U.S. OBD II and evaporative emission control requirements, and add RDE and U.S. onboard refueling vapor recovery requirements. Beginning July 2023, RDE conformity factor 2.1 was implemented and emission durability mileage was extended to 200,000 kilometers. A preliminary study on China 7 emissions has been initiated which, in addition to emissions pollutants, may add ammonia and brake wear particles to the regulations. OBD requirements are also expected to be updated to accommodate the increasing market penetration of BEVs. The formal legislation process is expected to begin in 2024.
South Korea has implemented regulations that are similar to California’s LEV III regulations for all gasoline vehicles and diesel vehicles are required to meet Euro 6 EU emissions requirements. Japan has adopted the WLTP without
Extra High phase for all models. WLTP is a global harmonized standard for regulating GHG emissions, non-GHG pollutants, and fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids.
India has implemented nationwide Bharat Stage VI (“BSVI”) Emission norms (equivalent to Euro 6). Stage 2 of
BSVI norms (with more stringent OBD limits, RDE and an in-use performance ratio) was implemented beginning April
2023. Beginning in April 2023, the conformity factor for RDE was also confirmed and implemented. Currently E5/E10 fuel is the reference fuel for BSVI, and there is a plan to change the fuel to E20 in April 2025. It has been proposed to change the emission test cycle from Modified Indian Driving Cycle (MIDC) to WLTP beginning in April 2027.
In addition, Australia is developing a revised Regulatory Impact Statement to introduce mandatory Euro 6 standards beginning in 2027, however Euro 5 standards are expected to remain in force until such time.

Automotive Fuel Economy and Greenhouse Gas Emissions
North America Region
In the U.S., the National Highway Traffic Safety Administration (“NHTSA”) enforces minimum corporate average fuel economy (“CAFE") standards for fleets of new passenger cars and light-duty trucks sold in the U.S. CAFE standards apply to all domestic and imported passenger car and light-duty truck fleets and currently target year-over-year increases in fuel economy through model year 2026. Failure to meet NHTSA CAFE standards results in the payment of civil penalties.
CAFE civil penalties are calculated by multiplying the number of vehicles by the penalty rate, which is subject to an annual inflation adjustment.
EPA has also promulgated a GHG rule under the federal Clean Air Act, the stringency of which increases year-over-
year through model year 2026.
In March 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent,
GHG emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states (the “California Waiver
States”) have adopted California’s GHG emissions standards under the California Waiver.
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
The Canadian market has adopted GHG standards derived from the U.S. government’s footprint-based structure and generally align with its technology-adoption compliance approach.
Mexico is expected to adopt a fleet average target for CO2 per kilometer, using the U.S. government’s footprint-
based regulatory structure. Starting in model year 2025, the stringency of the annual target will increase annually and will do so until model year 2027, when it will reach 85.0-116.7 grams of CO2 per kilometer. The Mexican government is also expected to provide CO2 credits for the use of efficient technologies, including electric vehicles, off-cycle technologies and efficient air conditioning systems. Voluntary reporting of model years 2019 through 2024 is allowed for credit generation.
Enlarged Europe Region
Each automobile manufacturer must meet a specific registrations-weighted fleet average target for CO2 emissions from vehicles registered in the European Union. This regulation sets an industry fleet average target of 95 grams of CO2 per kilometer. Automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-
world fuel economy but may not show results in the test cycles, such as solar panels or LED lighting, may gain an average credit for the manufacturer's fleet of up to seven grams of CO2 per kilometer. The EU has also adopted standards for regulating CO2 emissions from LCVs. This regulation set an industry fleet average target of 147 grams of CO2 per kilometer for LCVs.
Regulation (EU) 2019/631 sets CO2 emissions targets starting from 2025 and 2030 and requires a 15 percent reduction from 2021 levels in 2025 (both passenger cars and LCV), a 37.5 percent reduction for passenger cars and a 31 percent reduction for LCV in 2030 from 2021 levels.
WLTP is in force for all registered passenger cars and LCVs. WLTP is intended to provide CO2 emissions and fuel consumption values that are more representative of real driving conditions.

Other countries in Enlarged Europe region outside of the EU perimeter, such as Switzerland, have introduced specific regulations aimed to reduce vehicle CO2 emissions or fuel consumption. The United Kingdom is continuing to follow the EU GHG policy for cars and LCVs post-Brexit, but changes are currently under discussion that might diverge from that regulation in the future.
South America Region
Rota 2030 establishes mandatory requirements for vehicle commercialization in Brazil, including: (a) adhesion to
Vehicle Labeling Program; (b) commitment to achieve a minimum level of energy efficiency; and (c) commitment to achieve a minimum level of structural performance and driver assistance technologies. The regulation for the next Rota 2030, phase of Energy Efficiency (CO2 /fuel efficiency) began in 2022 and incorporates three fleets split into passenger, large SUV and light commercial vehicle categories. Among other things, the rule rewards the improvement of sugar cane ethanol combustion efficiency and also recognizes and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycles.
In Argentina, although there is no current mandatory greenhouse gas requirement, in 2022 the government implemented a comparative labeling based on the European statements (NEDC cycle).
In Chile, a federal law was published to establish an energy efficiency program. The technical rules and targets were defined in February 2022 and targets implementation by March 2024 for light vehicles.
China and India & Asia Pacific Region
China has adopted WLTP for conventional and PHEVs and a unique Chinese test cycle is applied to battery electric vehicles. The 2021-2025 Phase V Corporate Average Fuel Consumption (“CAFC”) rules increase in stringency, reaching a target of 4.6 liters per 100 kilometers by 2025.
New Energy Vehicles (“NEVs”) consist of PHEVs, BEVs, and fuel cell vehicles, which generate positive NEV credits, improve CAFC performance and provide a volume multiplier in the CAFC calculation, subject to meeting certain criteria. Currently, off-cycle credit flexibilities in China are available in the areas of high efficiency air conditioning and regenerative braking technologies, subject to meeting certain standards.
China’s Ministry of Industry and Information Technology have released administrative rules regarding CAFC and
NEV credits. Non-compliance with the CAFC target in these administrative rules can be offset through carry-forward CAFC credits, transfer of CAFC credits within affiliates, the OEMs use of its own NEV credits, or the purchase of NEV credits.
Non-compliance with the NEV credit target can be offset either by the purchase of NEV credits or the OEM’s own eligible carry-forward NEV credits. The homologation of new products that exceed CAFC targets will be suspended for OEMs that are unable to offset CAFC and/or NEV deficits until the deficits are offset.
India and certain other Asia Pacific markets have enacted fuel consumption and GHG targets. For example, India began enforcing phase I CAFC targets (CO2 ~130gm/km @ 1037 kg) starting in April 2017 with more stringent phase II
CAFC targets (CO2 ~113gm/km @ 1082 kg) beginning in April 2022. There is a proposal to enforce Phase III CAFC targets with WLTP beginning in April 2027, however, the CO2 targets have not yet been finalized.
South Korea has implemented a Phase III of CAFE/CO2 standards, with more stringent targets. Japan has implemented a fuel economy standard that switched from vehicle weight class average to corporate average fuel economy. In
Australia, although there is no mandatory GHG standard, the Federal Chamber of Automotive Industries member companies implemented a voluntary CO2 target for light vehicles. A new regulatory framework for CAFE/CO2 standards is expected to to be equally or more stringent than EU new car CO2 standards.

Management of end-of-life products
In European markets, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC) (the “EU ELV Directive”), all
vehicle manufacturers are required to set up a take-back network with professional dismantling partners to collect the vehicles from their last owners or holders when such vehicles have reached the end of their lives, and recycle them to achieve a minimum recycling and recovery rate of 95 percent of the average weight vehicle. The EU is working on a new ELV
Regulation, reviewing the EU ELV and the EU reusability, recyclability and recoverability directives for application beginning in 2025. The new regulation aims to integrate the principles of eco-design and the obligations of recycled materials in new vehicles, for better management of ELVs and better efficiency by reducing illegal export of old used vehicles out of
EU, increasing the quantity and quality of recycled materials, and defining a fair allocation of costs between the stakeholders.
In July 2023, the EU published Regulation 2023/1542 regarding batteries and waste batteries, with a particular focus on automotive traction batteries.
France has published a new ELV decree that aims to reduce illegal activity, take charge of abandoned ELVs, and offer a free service for collection of ELVs from the last owners residing in the French territories, including overseas. The
Decree imposes the establishment either of an “Eco-Organism” (a collective non-profit system) on behalf of OEMs or a
“Individual System” by each OEM to directly assume the collection and processing of all its ELVs. The majority of the
OEMs have opted for implementation of the Individual System.
Vehicle Safety
North America Region
All new vehicles and vehicle equipment sold in the U.S. are governed by the National Traffic and Motor Vehicle
Safety Act of 1966 (the “NTMVS Act”), which requires that all new vehicles and equipment meet the Federal Motor Vehicle
Safety Standards (“FMVSS”) established by NHTSA. Costs continue to increase to meet the FMVSS and other requirements from NHTSA and to meet the expectations of other public organizations and trade associations, such as the New Car
Assessment Programs (“NCAPs”) of various markets, the safety rating program of the Insurance Institute for Highway Safety
(“IIHS”) and voluntary commitments led by the Alliance for Automobile Innovation. These new vehicle and equipment requirements and expectations include some that are not globally harmonized. For example, NCAPs rate and compare vehicles to provide consumers with additional information about new vehicle safety and may employ crash tests and other evaluations that differ from applicable mandatory regulations. In the U.S., the NCAP uses a five-star rating system to indicate vehicle safety levels.
The NTMVS Act also mandates that vehicle manufacturers address any defects related to vehicle safety through safety recall campaigns. A manufacturer is obligated to recall vehicles if it is determined that vehicles fail to meet a safety standard or contain a safety-related defect. The manufacturer must notify NHTSA and vehicle owners and provide a remedy at no cost. The actual costs of such a safety recall campaign can be significant and may result in reputational harm.
The regulatory requirements in Canada generally align with U.S. regulations; but the Canadian Motor Vehicle Safety
Act grants the Minister of Transport the power to mandate that manufacturers report defects or non-compliance that it deems are a safety issue. A new regulation implementing Administrative Monetary Penalties (“AMPs”) was implemented in 2023.
Analysis of Technical Information for Vehicles and Equipment regulations have been proposed and final regulations are expected by the end of 2024.
Enlarged Europe Region
Vehicles sold in Europe are subject to vehicle safety regulations and standards, primarily under the General Safety
Regulation (“GSR”), established by the EU and introduced United Nations Economic Commission for Europe (“UNECE”)
regulations. In very limited cases, new vehicles sold in Europe may be subject to regulations and standards established by individual member states. The EU is also likely to adopt additional, more rigorous, requirements in the future, especially in the area of autonomous vehicle features, such as a driver availability monitoring system, automated lane keeping systems, vehicle platooning and systems to replace driver’s control. The GSR incorporates the United Nations vehicle approval regulations and includes compulsory introduction of various active and passive safety requirements, including manufacturer’s certifications for cybersecurity features and related vehicle applications. New GSR regulations are expected to have an emphasis on mandatory active safety features, such as lane departure warning systems, advanced driver distraction warning, intelligent speed assistance, and advanced emergency braking.

South America Region
Vehicles sold in the South America region are subject to different vehicle safety regulations according to each country, generally based on UNECE standards. In 2017, Brazil published a draft of its 10-year safety regulatory roadmap, providing a staged approach to implementation of new testing requirements, active safety technology. Brazil has established mandatory fleet safety targets with penalties for non-compliance and potential tax incentives for exceeding such targets.
China and India & Asia Pacific Region
In China, a mandatory comprehensive event data recorder regulation, which is more complex and expansive than
U.S. regulations, was introduced and implemented on new passenger vehicles beginning in 2022, and new mandatory eCall requirements are being drafted in China, Malaysia, and South Korea.
A rating system similar to the US NCAPs, known as C-NCAP, employs a strict rating structure to reduce the number of five-star ratings. Moreover, the China Insurance Auto Safety Index, similar to IIHS, enforces stringent standards for passenger and pedestrian protection and technologies directed at driver assistance. Compliance with these systems and standards introduce additional obligations for safety testing and added mandated safety features, potentially incurring substantial added cost.
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
To comply with these requirements, Stellantis utilizes environmental management system (“EMS”) on its operations, which are designed to ensure compliance with applicable regulatory requirements and reduce the environmental impact of our manufacturing activities. This program operationalizes our commitment to responsible environmental management of our manufacturing methods and processes. We have established a corporate requirement that all of our manufacturing facilities become certified under the EMS requirements set forth in the ISO 14001 standard (ISO is an international standard-setting organization). As of December 31, 2023, the majority of Stellantis manufacturing plants had an
ISO 14001 certified EMS in place.

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
Logistics Challenges. Capacity-related logistics challenges that began in 2022 continued to negatively impact vehicle shipment volumes in Enlarged Europe in early 2023, but were largely resolved by year end. However, certain actions taken to address these challenges resulted in a significant increase in logistics costs in Enlarged Europe during the second half of 2023. While we have identified and implemented certain initiatives to reduce these costs, this trend may continue in 2024.
Financing. Given that a large percentage of the vehicles we sell to dealers and retail customers worldwide are financed, the availability and cost of financing is a significant factor affecting our vehicle shipment volumes and Net revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. The low interest rate environment, which had been prevalent until 2021, had the effect of reducing the effective cost of vehicle ownership. In response to the inflationary surge in Europe, in the United Kingdom, in the U.S.
and elsewhere, central banks aggressively increased interest rates in 2022 and continued to increase rates in 2023. Although central bank monetary tightening may begin to subside, the increases to date and other market factors are reflected in rates across credit markets, including consumer credit. More expensive vehicle financing may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us.
Electrification. In March 2022, we announced our Dare Forward 2030 long-term strategy and confirmed our plans to make significant investments in electrification and set aggressive targets for future low emission vehicle sales. The impact of the transition to electrification on our results is complex and difficult to predict and will depend on regulatory developments, government incentives and retail consumers’ willingness and ability to purchase more expensive BEVs. Whether our investments in electric platforms will lead to attractive returns and, more generally, the degree to which electrification may have a negative impact on our margins, are each highly uncertain.  In addition, the timeline of our transition to electrification and the duration of the impacts, both positive and negative, of this transition on our margins and results of operations are also highly uncertain. Refer to “Vehicle Profitability” below for a discussion of margins on the sale of BEVs. Refer also to “Risk
Factors - Our future performance depends on our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification.” included elsewhere in this report for additional information.

Product Development and Technology. A key driver of consumer demand, and therefore our performance, is the continued refresh, renewal and evolution of our vehicle portfolio, and we have announced commitments of significant capital and resources toward the introduction of new vehicle platforms and new software technologies. In order to realize a return on the significant investments we have made and intend to make, and to maintain competitive operating margins, we will have to continue significant investment in new vehicle launches. We believe past efforts in developing common vehicle platforms and propulsion systems have accelerated the time-to-market for many of our vehicle launches and over time resulted in cost savings. We expect this positive trend to accelerate as a result of our announced plans to converge on four vehicle platforms for future vehicle launches.
The costs associated with product development, vehicle improvements and launches, impact our Net profit. In addition, our ability to continue to make the necessary investments in product development, and recover the related costs, depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce. New launches are supported by marketing and profitability studies carried out several years prior to their actual launch, which increases the risk of not meeting customer preferences, resulting in lower volumes than forecasted or selling at lower prices and negatively impacting profitability.
The research and development expenses presented in the financial information in this report include the cost of scientific and technical activities, intellectual property rights, and the education and training necessary for the development, production or implementation of new or substantially improved materials, methods, products, processes, systems or services.
Development expenditures are recognized as an intangible asset if we can demonstrate (i) our intention to complete the intangible asset as well as the availability of technical, financial and other resources for this purpose; (ii) that it is probable that the future economic benefits attributable to the development expenditure will flow to the entity; and (iii) that the cost of the asset can be reliably measured. Capitalized development expenditures includes related borrowing costs.
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
In order to meet expected changes in consumer demand and regulatory requirements, and in consideration of the environmental, economic and social impacts of the Company’s activities, we intend to invest significant resources in product development and research and development. New markets for alternative fuel source vehicles and software-based technologies, such as autonomous vehicles, are also continuing to emerge and we expect both to invest resources in these areas and to optimize our R&D investments. Notwithstanding this optimization, we have entered a cycle of significantly higher investments, particularly as it relates to electrification, which is expected to lead to higher amortization charges once the subject assets start production.
Vehicle Profitability. Our results of operations reflect the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size and model, the content of those vehicles, brand positioning, and the mix of electric, hybrid and internal-combustion engines. Vehicle profitability also depends on sales prices to dealers and fleet customers, net of sales incentives, costs of materials and components, as well as transportation and warranty costs.
Our larger vehicles, such as UVs and pickup trucks, have historically been more profitable on a per vehicle basis than smaller vehicles. In recent years, consumer preferences for certain larger vehicles, such as SUVs, have remained high;
however, there is no guarantee this trend will continue.
In addition, against a backdrop of significant technological development, changing consumer patterns and new competitive forces, the cost of complying with tightening regulatory requirements could negatively impact our profitability.
Vehicle models that are equipped with BEV or PHEV propulsion systems tend to have lower margins than those equipped with internal-combustion engines, with the significant costs of batteries largely accounting for this differential. Although battery prices are expected to gradually decline and are partially offset in some cases by governmental subsidies and tax exemptions, we expect that in the near term the profitability of BEV or PHEV vehicles will continue to lag behind those equipped with internal-combustion engines.

Recently introduced internal-combustion models are generally more profitable than older models, and vehicles equipped with additional options are generally more profitable than those with fewer options. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. In addition, in the U.S. and Europe, our vehicle sales to dealers for sale to their retail consumers are normally more profitable than our fleet sales, in part because the retail consumers are more likely to prefer additional optional features while fleet customers increasingly tend to concentrate purchases on smaller vehicles with fewer optional features, which have historically had a lower profitability per unit.
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
Our ability to maintain or increase pricing has impacted, and will continue to impact, our results of operations and profitability. In 2023, our pricing increased or remained stable in all regions where we operate. Increased competition, however, is expected to drive a challenging pricing environment in the global automotive industry for the foreseeable future.
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
Production costs may also be affected by fluctuations in raw material prices. For example, some of the batteries contained in our electric and hybrid models include rare raw materials, which are exposed to heightened shortage risks and potentially rising procurement costs. Our aggregate cost of raw materials, excluding hedging impact, decreased by approximately €1.4 billion in 2023, we experienced an aggregate increase of approximately €2.2 billion in 2021 and a further increase of approximately €6.7 billion in 2022, in each case excluding hedging impacts. To the extent the cost of raw materials increase and we are unable to mitigate its effects, our future profitability could be impacted.
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
Labor cost is also a meaningful portion of our production costs. Consistent with broader inflationary trends, the terms of collective bargaining agreements that we entered into in 2023, including with the UAW in the U.S. and Unifor in
Canada, involved significant increases in wages and other costs.

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
Several of the markets in which we operate are experiencing an uncertain economic climate and retail consumers have been impacted by higher fuel prices, a general cost of living inflation and higher borrowing costs. This may translate into lower sales, particularly in the more profitable segments of our product mix.
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
In addition, regulatory requirements in relation to GHG emissions from vehicles are increasingly stringent. For example, in March 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent,
GHG emission standards for passenger vehicles and light duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states (the “California Waiver
States”) have adopted California’s GHG emissions standards under the California Waiver.
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
We did not meet the California GHG targets for model year 2021 or 2022, and do not expect to meet the California
GHG targets for model year 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the
California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.
We are executing on several important steps to support our carryback strategy, including the allocation of significant capital to the development of electrified platforms for North American vehicles and the planned electrification of the Ram portfolio as well as agreements to secure battery production and related raw materials. Additionally, we expect to launch twelve BEVs in the U.S. by the end of 2025. For more information regarding our recent electrification activities, refer to
"STELLANTIS OVERVIEW- Overview of Our Business - Research and Development”. The success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for BEVs, all of which are inherently speculative. Moreover, the financial impact of our efforts to change the mix of vehicles we sell in California and the California Waiver States as we seek to comply are unclear but may be significant, and may have a material adverse impact on our financial position and results of operations in future years.

We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB. We are currently evaluating the enforceability of the California
GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards. If we were to challenge the retroactive application of the California GHG emissions standards, the direct and indirect costs of such challenge may be significant and there can be no assurance that it would be successful.
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii)
through transactions by our subsidiaries in currencies other than their own functional currencies, which we refer to as the transaction impact. Given our presence in numerous countries outside the Eurozone, a strengthening of foreign currencies (in particular of the U.S. Dollar, given the size of our U.S. operations) against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in those countries of vehicles and components produced in Europe. For example, in 2023 unfavorable foreign currency translation negatively impacted our Net revenues by approximately €6.5 billion, primarily driven by weakening of the Turkish Lira, U.S. Dollar and Argentine Peso
against the Euro.
Additionally, a significant portion of our operating cash flow has historically been generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro.
Given the mix of our debt and liquidity, strengthening of the U.S. Dollar against the Euro generally provides a positive impact on our net cash position and weakening of the U.S. Dollar against the Euro may have a correspondingly negative impact on our financial results and net cash position. In order to reduce the impacts of foreign exchange rates, we have historically hedged a percentage of certain exposures. Refer to Note 31, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information.

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

	Years ended December 31,
(thousands of units)	2023	2022
North America	1,903	1,861
Enlarged Europe	2,814	2,626
Middle East & Africa	443	283
South America	879	859
China and India & Asia Pacific	102	127
Maserati	27	26
Total Consolidated shipments	6,168	5,782
Joint venture shipments	225	221
Total Combined shipments	6,393	6,003
For discussion of shipments for North America, Enlarged Europe, Middle East & Africa, South America, and China
and India & Asia Pacific and Maserati for 2023 as compared to 2022 and for 2022 as compared to 2021 refer to Results by
Segment below.

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
Adjusted operating income: Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the years ended December 31, 2022 and 2021, have been adjusted accordingly. This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
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
Refer to the sections Company Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss) from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted operating income should not be considered as a substitute for Net profit/(loss) from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.

Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share from operations for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax income/(expenses) considered rare or discrete events that are infrequent in nature. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Refer to the section Company Results below for a reconciliation of this non-GAAP measure to Diluted earnings per share from operations, which is the most directly comparable measure included in our Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less:
(i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities and (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the
Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the
Top Executive Team.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss) from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’
financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Company’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and Capital Resources —Industrial net financial position for further information.

Results of Operations
Company Results – 2023 compared to 2022 and 2022 compared to 2021
The following is a discussion of the Company’s results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022 and for the year ended December 31, 2022 as compared to the year ended
December 31, 2021, on both an IFRS and pro forma basis (refer to UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL INFORMATION for additional information). Share of the profit/(loss) of equity method investees is included in our Operating income/(loss) and Adjusted operating income effective January 1, 2023. The comparatives for the years ended
December 31, 2022 and 2021, have been adjusted accordingly.

				Pro Forma
Years ended December 31,				Year ended December 31,
2023	2022	2021	(€ million)	2021
€189,544	€179,592	€149,419	Net revenues	€152,119
151,400	144,327	119,943	Cost of revenues	122,207
9,541	8,981	9,130	Selling, general and other costs	9,320
5,619	5,200	4,487	Research and development costs	4,560
20	72	(35)	Gains/(losses) on disposal of investments	(35)
1,119	1,144	698	Restructuring costs	698
491	264	737	Share of the profit of equity method investees	740
22,376	20,276	15,863	Operating income/(loss)	16,039
(42)	768	734	Net financial expenses/(income)	746
22,418	19,508	15,129	Profit/(loss) before taxes	15,293
3,793	2,729	1,911	Tax expense/(benefit)	1,939
18,625	16,779	13,218	Net profit/(loss) from continuing operations	13,354
—	—	990	Profit/(loss) from discontinued operations, net of tax	990
€18,625	€16,779	€14,208	Net profit/(loss)	€14,344

			Net profit/(loss) attributable to:
€18,596	€16,799	€14,200	Owners of the parent	€14,336
€29	€(20)	€8	Non-controlling interests	€8

			Net profit/(loss) from continuing operations attributable to:
€18,596	€16,799	€13,210	Owners of the parent	€13,346
€29	€(20)	€8	Non-controlling interests	€8

			Net profit/(loss) from discontinued operations attributable to:
€—	€—	€990	Owners of the parent	€990
€—	€—	€—	Non-controlling interests	€—

Net revenues

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€189,544	€179,592	€149,419	5.5%	20.2%	Net revenues	€152,119	18.1%
For a discussion of Net revenues for each of the six reportable segments (North America, Enlarged Europe, Middle
East & Africa, South America, China and India & Asia Pacific and Maserati) for 2023 as compared to 2022 and for 2022 as compared to 2021 see Results by Segment below.
Cost of revenues

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€151,400	€144,327	€119,943	4.9%	20.3%	Cost of revenues	€122,207	18.1%
79.9%	80.4%	80.3%			Cost of revenues as % of Net revenues	80.3%
Cost of revenues includes purchases (including commodity and components costs), labor costs, depreciation, amortization, logistics cost, product warranty and recall campaign costs.
The increase in Cost of revenues in 2023 compared to 2022 was primarily related to (i) higher shipment volumes in
Middle East & Africa and Enlarged Europe, (ii) product line and trim mix, (iii) higher warranty costs in Enlarged Europe and
North America which is partially offset by (iv) foreign currency translation differences mainly due to the fluctuations of the
U.S. Dollar against the Euro, (v) lower raw materials costs and purchasing savings and (vi) amounts that have been excluded from Adjusted operating income primarily due to (i) costs of €428 million related to collective bargaining agreements in the
U.S. and Canada, (ii) devaluation losses of €147 million related to the Argentine Peso resulting from the new government's economic policies, and non-repeat of matters related to 2022 of (iii) €660 million related to Model Year 2019 - 2021 U.S.
CAFE penalty rate adjustment and (iv) €951 million for extension of the Takata airbags recall campaign in Enlarged Europe,
North America, Middle East & Africa and South America.
The increase in Cost of revenues in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to synergies for purchasing, manufacturing and supply chain activities more than offset by: (i) higher raw material costs, (ii) product line mix in North America and South America, (iii) higher volumes in North America, (iv) higher energy and logistics costs, (v) foreign currency translation differences mainly due to the fluctuations of the U.S. Dollar and Brazilian
Real against the Euro and economic policies, and non-repeat of matters related to 2022 of (vi) €660 million provision related to Model Year 2019 - 2021 U.S. CAFE penalty rate adjustment and (vii) €951 million for extension of the Takata airbags recall campaign in Enlarged Europe, North America, Middle East & Africa and South America.
Selling, general and other costs

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€9,541	€8,981	€9,130	6.2%	(1.6)%	Selling, general and other costs	€9,320	(3.6)%
5.0%	5.0%	6.1%			Selling, general and other costs as % of Net revenues	6.1%

The increase in Selling, general and other costs in 2023 compared to 2022 was primarily related to (i) compensation of €102 million paid in relation to the FCA Bank transaction (refer to Note 3, Scope of Consolidation, within the
Consolidated Financial Statements included elsewhere in this report for additional information), (ii) higher costs to support increase in volume in financial services, (iii) higher share based compensation costs and (iv) higher information technology expenses to support transformation activities.
The decrease in Selling, general and other costs in 2022 on an IFRS basis compared to the IFRS and Pro Forma
2021 was primarily related to synergies and cost containment actions partially offset by foreign currency translation differences.
Research and development costs

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€3,300	€3,233	€2,761	2.1%	17.1%	Research and development expenditures expensed	€2,818	14.7%
2,193	1,889	1,575	16.1%	19.9%	Amortization of capitalized development expenditures	1,591	18.7%
126	78	151	61.5%	(48.3)%	Impairment and write-off of capitalized development expenditures	151	(48.3)%
€5,619	€5,200	€4,487	8.1%	15.9%	Total Research and development costs	€4,560	14.0%

				Pro Forma
Years ended December 31,				Year ended December 31,
2023	2022	2021	(€ million)	2021
1.7%	1.8%	1.8%	Research and development expenditures expensed as % of Net revenues	1.9%
1.2%	1.1%	1.1%	Amortization of capitalized development expenditures as % of Net revenues	1.0%
0.1%	—%	0.1%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%
3.0%	2.9%	3.0%	Total Research and development costs as % of Net revenues	3.0%
Research and development expenditures expensed increased slightly in 2023 compared to 2022, primarily related to increases in the number of vehicle programs in early stages of development and which are therefore not yet capitalized partially offset by foreign currency translation.
The increase in Amortization of capitalized development expenditures in 2023 compared to 2022 was primarily related to the full-year amortization for new vehicles launched during 2022 and the partial-year amortization for new vehicles launched during 2023, particularly in North America, Enlarged Europe and Maserati partially offset by foreign currency translation.
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

The following table summarizes total Research and development expenditures for the years ended December 31,
2023, 2022 and 2021 and total Pro Forma research and development expenditures for the year ended December 31, 2021:

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€4,184	€3,487	€2,976	20.0%	17.2%	Capitalized development expenditures(1)	€3,055	14.1%
3,300	3,233	€2,761	2.1%	17.1%	Research and development expenditures expensed	2,818	14.7%
€7,484	€6,720	€5,737	11.4%	17.1%	Total Research and development expenditures	€5,873	14.4%
55.9%	51.9%	51.9%			Capitalized development expenditures as % of Total Research and development expenditures	52.0%
3.9%	3.7%	3.8%			Total Research and development expenditures as % of Net revenues	3.9%
________________________________________________________________________________________________________________________________________________
(1) Does not include capitalized borrowing costs of €167 million, €102 million and €140 million for the years ended December 31, 2023, 2022 and 2021, respectively, and €140 million for the year ended December 31, 2021, on a pro forma basis in accordance with IAS 23 - Borrowing costs (Revised)
The Company conducts research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of its vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with propulsion systems technologies. Refer to Trends, Uncertainties and Opportunities—Product
Development and Technology and Overview of Our Business - Research and Development included elsewhere in this report for additional information.
The increase in total Research and development expenditures in 2023 compared to 2022 was primarily related to increased capitalized development expenditures for the development of vehicles and products, including the BEV rollout and software development plans set out in our Dare Forward 2030 strategy.
The increase in total Research and development expenditures in 2022 on an IFRS basis compared to the IFRS and
Pro Forma 2021 was primarily related to increased early vehicle development spending as well as increased spending on development of electrified vehicles and foreign currency exchange rates.
Restructuring Costs

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€1,119	€1,144	€698	(2.2)%	63.9%	Restructuring costs	€698	63.9%
The decrease in Restructuring costs in 2023 compared to 2022 was primarily due to Enlarged Europe with the prior year being significantly impacted by workforce reduction plans, partially offset by an increase in North America which includes €243 million relating to the new collective bargaining agreements in U.S. and Canada that have been excluded from
Adjusted operating income.
The increase in Restructuring costs in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 was primarily related to workforce reduction mainly in Enlarged Europe, North America and South America.

Share of the profit/(loss) of equity method investees

Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€491	€264	€737	86.0%	(64.2)%	Share of the profit/(loss) of equity method investees	€740	(64.3)%
The increase in the Share of the profit of equity method investees in 2023 compared to 2022 is largely due to the recognition in 2022 of €297 million impairments related to our GAC Stellantis JV and a €133 million loss from the planned sale of FCA Bank, as discussed below. This is partially offset by the loss of Punch Powertrain joint ventures and lower results in financial services joint ventures in Europe.
The decrease in Share of the profit of equity method investees in 2022 on an IFRS basis compared to the IFRS and
Pro Forma 2021 was primarily related to the impairment related to GAC-Stellantis JV for an amount of €297 million and a loss of €133 million from the planned sale of FCA Bank to CACF in 2023. Refer to Note 3, Scope of consolidation within the
Consolidated Financial Statements included elsewhere in this report for additional information.
Net financial expenses/(income)

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€(42)	€768	734	(105.5)%	4.6%	Net financial expenses/ (income)	€746	2.9%
The improvement in the Net financial expenses/(income) in 2023 compared to 2022 primarily reflects higher yield on liquidity investments supported by the increase in market interest rates. This has been partially offset by the foreign exchange losses on cash denominated in Argentine Peso following the currency devaluation, the write-down of an investment in supply chain finance funds and the cost of newly issued bonds. Refer to Note 6, Net financial expenses/(income) within the
Consolidated Financial Statements included elsewhere in this report for additional information.
The increase in Net financial expenses in 2022 on an IFRS basis compared to the IFRS and Pro Forma 2021 primarily reflects the cost of hedging and currency depreciation in Argentina, the application of hyperinflationary accounting for entities whose functional currency is the Turkish Lira, the increased interest expense on notes and the lower amount of borrowing costs capitalized, partially offset by the increased return on cash investments.
Tax expense/(benefit)

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€3,793	€2,729	€1,911	39.0%	42.8%	Tax expense/(benefit)	€1,939	40.7%
16.9%	14.0%	12.6%	+290 bps	+140 bps	Effective tax rate	13.3%	+70 bps
The effective tax rate was 16.9 percent and 14.0 percent for the years ended December 31, 2023 and 2022, respectively. The increase of 290 bps was primarily related to a lower tax benefit for net recognition of Deferred tax assets, primarily in Enlarged Europe.
The effective tax rate was 14.0 percent and 12.6 percent for the years ended December 31, 2022, and 2021, respectively. The increase of 140 bps was primarily related to a lower tax benefit for net recognition of Deferred tax assets, primarily in Enlarged Europe.

Net profit/(loss) from continuing operations

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€18,625	€16,779	€13,218	11.0%	26.9%	Net profit/(loss) from continuing operations	€13,354	25.6%
The increase in Net profit from continuing operations in 2023 compared to 2022 was primarily due to the improved operating performance and items excluded from Adjusted operating income as well as financial income, partially offset by higher tax expense due primarily to increased profit before taxes.
The increase in Net profit from continuing operations in 2022 on an IFRS basis compared to the IFRS and Pro
Forma 2021 was primarily related to higher operating performance particularly in North America, South America and
Enlarged Europe which is partially offset by higher restructuring expenses and lower share of profit of equity method investees.
Profit/(loss) from discontinued operations, net of tax

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€—	€—	€990	—%	(100.0)%	Profit/(loss) from discontinued operations, net of tax	€990	(100.0)%
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
within the Consolidated Financial Statements included elsewhere in this report for additional information.
Adjusted operating income

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021	(€ million)	2021	2022 vs. Pro Forma 2021
€24,343	€24,017	€18,564	1.4%	29.4%	Adjusted operating income	€18,751	28.1%
12.8%	13.4%	12.4%	-60 bps	+100 bps	Adjusted operating income margin (%)	12.3%	+110 bps

	Year ended December 31, 2022
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	€23,323	€694	€24,017
Adjusted operating income margin (%)	13.0%	+40 bps	13.4%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	€17,827	€737	€18,564
Adjusted operating income margin (%)	11.9%	+50 bps	12.4%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Pro Forma Adjusted operating income	€18,011	€740	€18,751
Pro Forma Adjusted operating income margin (%)	11.8%	+50 bps	12.3%

The following charts present Company’s Adjusted operating income walk by segment for 2023 compared to the corresponding period in 2022:
The following charts present Company’s Adjusted operating income walk by segment for 2022 compared to the corresponding period in 2021 Pro Forma:
For a discussion of Adjusted operating income for each of our six reportable segments (North America, Enlarged
Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati) in 2023 as compared 2022 and in 2022 as compared to Pro Forma 2021 see Results by Segment below.

The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

Year ended December 31,
(€ million)	2023
Net profit/(loss) from continuing operations	€18,625
Tax expense/(benefit)	3,793
Net financial expenses/(income)	(42)
Operating income/(loss)	22,376
Adjustments:
Restructuring and other costs, net of reversals	1,161
Collective bargaining agreements costs	428
Argentina currency devaluation	302
Impairment expense and supplier obligations	201
Reorganization of financial services	76
Takata recall campaign	(10)
Patents litigation	(61)
Gains on disposal of equity investments and other assets	(201)
Other	71
Total adjustments	1,967
Adjusted operating income	€24,343
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

Year ended December 31,
(€ million)	2022
Net profit/(loss) from continuing operations	€16,779
Tax expense/(benefit)	2,729
Net financial expenses/(income)	768
Operating income/(loss)	20,276
Adjustments:
Restructuring and other costs, net of reversals	1,144
Takata recall campaign	951
CAFE penalty rate	660
Change in estimate of non-contractual warranties	314
Impairment of GAC-Stellantis JV	297
Impairment expense and supplier obligations	237
Patents litigation	134
Write down of FCA Bank investment	133
Other	(129)
Total adjustments	3,741
Adjusted operating income	€24,017

The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Pro Forma Adjusted operating income:

Year ended December 31,
(€ million)	2021
Net profit/(loss) from continuing operations	€13,218
Tax expense/(benefit)	1,911
Net financial expenses/(income)	734
Operating income/(loss)	15,863
Add: FCA operating income, January 1 - 16, 2021	80
Add: Pro Forma adjustments	96
Pro Forma Operating income/(loss)	16,039
Adjustments:
Restructuring and other costs, net of reversals	873
Change in estimate of non-contractual warranties	732
Reversal of inventory fair value adjustment in purchase accounting	522
Impairment expense and supplier obligations	309
Brazilian indirect tax - reversal of liability/recognition of credits	(253)
Other	529
Total adjustments January 1 - December 31, 2021	2,712
Pro Forma Adjusted operating income	€18,751
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

Year ended December 31,
(€ million)	2021
Net profit/(loss) from continuing operations	€13,218
Tax expense/(benefit)	1,911
Net financial expenses/(income)	734
Operating income/(loss)	15,863
Adjustments:
Restructuring and other costs, net of reversals	873
Change in estimate of non-contractual warranties	732
Reversal of inventory fair value adjustment in purchase accounting	522
Impairment expense and supplier obligations	309
Brazilian indirect tax - reversal of liability/recognition of credits	(253)
Other	529
Total adjustments January 1 - December 31, 2021	2,712
Less: Adjustments January 1- 16, 2021	11
Adjusted operating income	€18,564
During the year ended December 31, 2023, Adjusted operating income excluded adjustments primarily related to:
•€1,161 million of restructuring costs and other costs, primarily related to workforce reductions and includes
€243 million relating to the new collective bargaining agreements in North America;
•€428 million primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America. Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs. Refer to Note 26, Guarantees granted, commitments and contingent liabilities within the Consolidated
Financial Statements included elsewhere in this report for additional information;

•€302 million related to the impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs;
•€201 million of impairments, mainly impairment of research and development assets in China and India & Asia
Pacific, and impairment of certain platform assets in Enlarged Europe;
•€76 million of net costs associated with the reorganization of our financial services activities in Europe;
•€61 million of reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods; and
•€201 million mainly related to gains on disposals of investments and fixed assets.
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
•€297 million of the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures. Refer to Company Results -
Share of the profit/(loss) of equity method investees included elsewhere in this report for additional information;
•€237 million, primarily of impairment expense in Enlarged Europe, mainly related to Russia, as well as North
America and South America;
•€134 million of provision related to litigation by certain patent owners related to the use of certain technologies in prior periods;
•€133 million of write down of FCA Bank investment associated with the reorganization of our financial services activities in Europe; and
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
Adjusted diluted EPS

			Pro Forma
	Years ended December 31,			Increase/(Decrease)	Increase/(Decrease)
(€ per share)	2023	2022	2021	2023 vs. 2022	2022 vs. Pro Forma 2021
Adjusted diluted EPS	€6.42	€5.99	€4.46	7.2%	34.3%
The following table summarizes the reconciliation of Diluted earnings per share from continuing operations to
Adjusted diluted earnings per share.

	Years ended December 31,
(€ million except otherwise noted)	2023	2022
Net profit attributable to owners of the parent	18,596	16,799
Weighted average number of shares outstanding (000)	3,107,725	3,140,089
Number of shares deployable for share-based compensation (000)	24,733	23,870
Weighted average number of shares outstanding for diluted earnings per share (000)	3,132,458	3,163,959
Diluted earnings per share (A) (€/share)	5.94	5.31

Adjustments, per above	1,967	3,741
Tax impact on adjustments	(452)	(733)
Unusual items related to income taxes	—	(851)
Total adjustments, net of taxes	1,515	2,157
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.48	0.68
Adjusted Diluted earnings per share (€/share) (A+B)	6.42	5.99
The following table summarizes the reconciliation of Pro Forma Diluted earnings per share from continuing operations, to Pro Forma Adjusted diluted earnings per share.

(€ million except otherwise noted)	Year ended December 31, 2021
Net profit from continuing operations attributable to owners of the parent	13,210
Add: FCA Net profit from continuing operations attributable to owners of the parent, January 1 - 16, 2021	30
Add: Pro forma adjustments, net of taxes	106
Pro Forma Net profit from continuing operations attributable to owners of the parent (A)	13,346

Weighted average number of shares outstanding, January 17 - December 31, 2021 (000)	3,059,284
Number of shares deployable for share-based compensation, January 17 - December 31, 2021 (000)	23,651
Equity warrants delivered to General Motors (000)	68,497
Weighted average number of shares outstanding for diluted earnings per share (“EPS”), January 17 - December 31, 2021 (000) (B)	3,151,432

Pro Forma diluted EPS from continuing operations (€/share) (A/B=C)	4.23

Adjustments, per above	2,712
Tax impact on adjustments	(475)
Unusual items related to income taxes	(1,516)
Total adjustments, net of taxes	721
Impact of adjustments above, net of taxes, on Pro Forma Diluted earnings per share from continuing operations (D) (€/share)	0.23
Pro Forma Adjusted diluted earnings per share (€/share) (C+D)	4.46

Results by Segment – 2023 compared to 2022 and 2022 compared to 2021

(€ million, except shipments which are in thousands of units)	Net revenues			Adjusted operating income			Consolidated Shipments
	Years ended December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021
North America	€86,500	€85,475	€67,715	€13,298	€13,987	€11,089	1,903	1,861	1,764
Enlarged Europe	66,598	63,311	58,728	6,519	6,218	5,373	2,814	2,626	2,847
Middle East & Africa	10,560	6,453	5,165	2,503	1,188	672	443	283	272
South America	16,058	15,620	10,496	2,369	2,048	873	879	859	811
China and India & Asia Pacific	3,528	4,505	3,927	502	641	437	102	127	118
Maserati	2,335	2,320	2,003	141	201	116	27	26	—
Other activities	5,211	3,169	2,768	(322)	179	(27)	—	—	—
Unallocated items & eliminations(1)	(1,246)	(1,261)	(1,383)	(667)	(445)	31	—	—	—
Total	€189,544	€179,592	€149,419	€24,343	€24,017	€18,564	6,168	5,782	5,836
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation

	Pro Forma
(€ million, except shipments which are in thousands of units)	Net revenues	Adjusted operating income	Consolidated Shipments
	Year ended December 31, 2021
North America	€69,736	€11,342	1,820
Enlarged Europe	59,060	5,324	2,860
Middle East & Africa	5,201	663	273
South America	10,681	882	830
China and India & Asia Pacific	3,980	428	120
Maserati	2,021	103	24
Other activities	2,728	(22)	—
Unallocated items & eliminations(1)	(1,288)	31	—
Total	€152,119	€18,751	5,927
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
Refer to Note 29, Segment reporting included elsewhere in this report for additional detail on the Company’s reportable segments.
The following is a discussion of Net revenues, shipments and Adjusted operating income for each of our six reportable segments for the year ended December 31, 2023 as compared to the year ended December 31, 2022, and for the year ended December 31, 2022 as compared to IFRS and Pro Forma year ended December 31, 2021. Until December 31,
2022, the operating environment impacts, primarily of pricing, market share, product and market mix and costs were reported separately from the impacts of Company performance. From January 2023, we no longer separate changes between the operating environment and the Company performance and instead report all changes by nature. As a result, volume changes are now allocated to one driver whereas prior to 2023, they were split between the operating environment and Company performance which included the difference between shipments to the network and sales to end customers. Likewise, mix changes are no longer split between industry mix and mix attributable to Company performance. We believe that this provides a straightforward and easier explanation of the variances.
•Volume & Mix: reflects changes in new car volumes (consolidated shipments), driven by industry volume, market share and dealer stocks, and mix evolutions such as channel, product line and trim mix. It also reflects the impact of some non-pricing items;

•Vehicle Net Price: reflects changes in prices, net of discounts and other sales incentive programs;
•Industrial: reflects manufacturing and purchasing cost changes associated with content, technology and enhancement of vehicle features, as well as industrial, logistics and purchasing efficiencies and inefficiencies.
The impact of fixed manufacturing costs absorption related to the change in production output is included here.
Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation and amortization related to property, plant and equipment are also included here;
•SG&A: primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: includes research and development costs, as well as amortization; and
•FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021		2021	2022 vs Pro Forma 2021
1,903	1,861	1,764	2.3%	5.5%	Shipments (thousands of units)	1,820	2.3%
€86,500	€85,475	67,715	1.2%	26.2%	Net revenues (€ million)	€69,736	22.6%
€13,298	€13,987	€11,089	(4.9)%	26.1%	Adjusted operating income (€ million)	€11,342	23.3%
15.4%	16.4%	16.4%	-100 bps	— bps	Adjusted operating income margin (%)	16.3%	+10 bps

	Year ended December 31, 2022
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	13,989	(2)	13,987
Adjusted operating income margin (%)	16.4%	— bps	16.4%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	11,103	(14)	11,089
Adjusted operating income margin (%)	16.4%	— bps	16.4%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Pro Forma Adjusted operating income	11,356	(14)	11,342
Pro Forma Adjusted operating income margin (%)	16.3%	— bps	16.3%
Shipments
The increase in North America shipments in 2023 compared to the corresponding period in 2022 was mainly due to higher volumes of Jeep Grand Cherokee, Dodge Hornet and Charger, and Ram Promaster.
The increase in North America shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was mainly due to higher volumes of all-new Grand Wagoneer, Jeep Compass and Chrysler
Pacifica, partially offset by lower volumes of Grand Cherokee and Ram pickups.

Net revenues
The increase in North America Net revenues in 2023 compared to the corresponding period in 2022 was primarily due to higher volumes and strong net pricing, largely offset by unfavorable foreign exchange translation and mix effects.
The increase in North America Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to strong net pricing, favorable vehicle mix and positive foreign exchange translation effects.
Adjusted operating income
The following chart reflects the change in North America Adjusted operating income by operational driver for 2023 as compared to the same period in 2022 Pro Forma:

The decrease in North America Adjusted operating income in 2023 compared to the corresponding period in 2022 was primarily due to unfavorable mix, foreign exchange and production disruptions and costs related to labor agreements, partially offset by higher net pricing and volumes.
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
Enlarged Europe

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021		2021	2022 vs Pro Forma 2021
2,814	2,626	2,847	7.2%	(7.8)%	Shipments (thousands of units)	2,860	(8.2)%
€66,598	€63,311	€58,728	5.2%	7.8%	Net revenues (€ million)	€59,060	7.2%
€6,519	€6,218	€5,373	4.8%	15.7%	Adjusted operating income (€ million)	€5,324	16.8%
9.8%	9.8%	9.1%	— bps	+70 bps	Adjusted operating income margin (%)	9.0%	+80 bps

	Year ended December 31, 2022
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	6,293	(75)	6,218
Adjusted operating income margin (%)	9.9%	-10 bps	9.8%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	5,419	(46)	5,373
Adjusted operating income margin (%)	9.2%	-10 bps	9.1%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Pro Forma Adjusted operating income	5,370	(46)	5,324
Pro Forma Adjusted operating income margin (%)	9.1%	-10 bps	9.0%
Shipments
The Enlarged Europe shipments increased in 2023 compared to the corresponding period in 2022, due to higher shipments by Fiat Ducato, all-new Jeep Avenger, Opel Astra, Peugeot 2008 and Alfa Romeo Tonale.
The Enlarged Europe shipments decreased on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, with demand for all-new Peugeot 308, Fiat Panda, DS 4, Citroën C5 X and Alfa Romeo
Tonale, more than offset by impact of unfilled semiconductor orders, logistics challenges and discontinuation of Peugeot 108 and Citroën C1 in 2022.
Net revenues
The Enlarged Europe Net revenues increased in 2023 compared to the corresponding period in 2022, mainly due to increased volume, positive net pricing and favorable mix, partially offset by higher volume with buyback commitments and foreign exchange translation impacts.
The Enlarged Europe Net revenues increased on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, mainly due to positive net pricing, favorable vehicle mix, driven by new models, BEVs and PHEVs, and lower volumes with buyback commitments, partially offset by reduced shipment volumes.
Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for
2023 as compared to the same period in 2022:

The increase in Enlarged Europe Adjusted operating income in 2023 compared to the corresponding period in 2022 was primarily due to higher net pricing, offset by increased logistic and purchasing costs, as well as higher warranty and
R&D costs.
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
Middle East & Africa

						Pro Forma
Years ended December 31,			Increase/ (Decrease)	Increase/ (Decrease)		Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021		2021	2022 vs Pro Forma 2021
616	426	387	44.6%	10.1%	Combined shipments (thousands of units)	389	9.5%
443	283	272	56.5%	4.0%	Consolidated shipments (thousands of units)	273	3.7%
€10,560	€6,453	€5,165	63.6%	24.9%	Net revenues (€ million)	€5,201	24.1%
€2,503	€1,188	€672	110.7%	76.8%	Adjusted operating income (€ million)	€663	79.2%
23.7%	18.4%	13.0%	+530 bps	+540 bps	Adjusted operating income margin (%)	12.7%	+570 bps

	Year ended December 31, 2022
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	1,078	110	1,188
Adjusted operating income margin (%)	16.7%	+170 bps	18.4%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	554	118	672
Adjusted operating income margin (%)	10.7%	+230 bps	13.0%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Pro Forma Adjusted operating income	545	118	663
Pro Forma Adjusted operating income margin (%)	10.5%	+220 bps	12.7%
Shipments
The increase in Middle East & Africa consolidated shipments in 2023 compared to the corresponding period in 2022 was mainly due to higher volumes of Fiat Doblo Cargo, Fiat Tipo, Citroën C4 X, Peugeot 408 and Fiat Ducato.
The increase in Middle East & Africa consolidated shipments on an IFRS basis in 2022 compared to the IFRS and
Pro Forma basis for the corresponding period in 2021 was mainly due to higher volumes of Opel Mokka, Corsa and
Crossland X.
Net revenues
The increase in Middle East & Africa Net revenues in 2023 compared to the corresponding period in 2022 was primarily due to volume growth, strong net pricing, including pricing actions to offset Turkish Lira devaluation, and improved mix, partially offset by negative foreign exchange translation effects, mainly from Turkish Lira.
The increase in Middle East & Africa Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to strong net pricing, including pricing actions to offset Turkish
Lira devaluation, and improved market mix, partially offset by negative foreign exchange translation effects, mainly from
Turkish Lira.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver in
2023 compared to the same period in 2022:

The increase in Middle East and Africa Adjusted operating income in 2023 compared to the corresponding period in
2022 of 111%, is mainly due to higher net pricing, volume & mix, partially offset by negative foreign exchange transaction and translation effects primarily related to the Turkish Lira.
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
South America

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021		2021	2022 vs Pro Forma 2021
879	859	811	2.3%	5.9%	Shipments (thousands of units)	830	3.5%
€16,058	€15,620	10,496	2.8%	48.8%	Net revenues (€ million)	€10,681	46.2%
€2,369	€2,048	€873	15.7%	134.6%	Adjusted operating income (€ million)	€882	132.2%
14.8%	13.1%	8.3%	+170 bps	+480 bps	Adjusted operating income margin (%)	8.3%	+480 bps

Shipments
The increase in South America shipments in 2023 compared to the corresponding period in 2022 was primarily due to higher volumes of Fiat Fastback, Citroën C3, Fiat Cronos, Ram Rampage and Peugeot 208.
The increase in South America shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to demand for all-new Fiat Pulse, Jeep Commander and Citroën C3, and
higher Peugeot 208 volumes, partially offset by lower Jeep Renegade and Fiat Argo volumes and discontinuation of Fiat Uno.
Net revenues
The increase in South America Net revenues in 2023 compared to the corresponding period in 2022 was due to volume growth and positive net pricing, partially offset by negative foreign exchange translation impacts from Argentine
Peso, as well as mix.
The increase in South America Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was due to a combination of favorable net pricing, vehicle mix, volumes and foreign exchange translation effects, mainly Brazilian Real.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for 2023 as compared to the same period in 2022:

The increase in South America Adjusted operating income in 2023 compared to the corresponding period in 2022 was primarily due to increased vehicle net pricing and volume, more than offsetting negative mix and foreign exchange impacts. This excludes the impact of €302 million related to the devaluation of the Argentine Peso resulting from the new government's economic policies.
The following chart reflects the change in South America Adjusted operating income by operational driver in 2022 compared to the same period in 2021 Pro Forma:
The increase in South America Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was primarily due to increased Net revenues and favorable foreign exchange translation, more than offsetting higher raw materials costs.
China and India & Asia Pacific

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021		2021	2022 vs Pro Forma 2021
154	205	216	(24.9)%	(5.1)%	Combined shipments (thousands of units)	219	(6.4)%
102	127	118	(19.7)%	7.6%	Consolidated shipments (thousands of units)	120	5.8%
€3,528	€4,505	€3,927	(21.7)%	14.7%	Net revenues (€ million)	€3,980	13.2%
€502	€641	€437	(21.7)%	46.7%	Adjusted operating income (€ million)	€428	49.8%
14.2%	14.2%	11.1%	0 bps	+310 bps	Adjusted operating income margin (%)	10.8%	+340 bps

	Year ended December 31, 2022
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	654	(13)	641
Adjusted operating income margin (%)	14.5%	-30 bps	14.2%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Adjusted operating income	444	(7)	437
Adjusted operating income margin (%)	11.3%	-20 bps	11.1%

	Year ended December 31, 2021
(€ million)	As reported	Share of profit/ (loss) of equity method investees	As adjusted
Pro Forma Adjusted operating income	442	(14)	428
Pro Forma Adjusted operating income margin (%)	11.1%	-30 bps	10.8%
In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach. For information on our GAC-Stellantis JV, refer to Note 3, Scope of consolidation within the Consolidated Financial Statements.
Dongfeng Peugeot and Dongfeng Citroën brands in China are locally manufactured through DPCA under various license agreements. DPCS markets the DPCA vehicles in China.
The results of these joint ventures are accounted for using the equity method, with recognition of our share of the net result of the joint venture in the line item “Share of the profit of equity method investees” within the Consolidated Income
Statement. We fully impaired the equity method investment in GAC-Stellantis JV at June 30, 2022. Refer to Note 3, Scope of
consolidation in the Consolidated Financial Statements for additional information.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation with FIAPL and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC-Stellantis JV and DPCA are not included in consolidated shipments and are only in combined shipments.

Shipments
The decrease in China and India & Asia Pacific consolidated shipments in 2023 compared to the corresponding period in 2022 was primarily due to challenging market conditions with increased competition from local OEMs with decreases in Jeep and Peugeot models.
The increase in China and India & Asia Pacific consolidated shipments on an IFRS basis in 2022 compared to the
IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to the increased demand for Peugeot 3008.
Net revenues
The decrease in China and India & Asia Pacific Net revenues in 2023 compared to the corresponding period in 2022 was primarily due to lower volumes and unfavorable foreign exchange translation effects which are partially offset by favorable vehicle mix.
The increase in China and India & Asia Pacific Net revenues on an IFRS basis in 2022 compared to the IFRS and
Pro Forma basis for the corresponding period in 2021 was primarily due to positive net pricing, favorable foreign exchange translation effects and vehicle line mix.
Adjusted operating income
China and India & Asia Pacific maintained Adjusted operating income margin in 2023 compared to the corresponding period in 2022 despite lower volumes and foreign exchange translation effects headwinds through disciplined pricing, with favorable mix of higher Ram shipments in India and Asia Pacific, higher Jeep Grand Cherokee shipments in both China and India & Asia Pacific, and cost efficiencies in SG&A and R&D.
The increase in China and India & Asia Pacific Adjusted operating income on an IFRS basis in 2022 compared to the Pro Forma basis for the corresponding period in 2021 was primarily driven by favorable net pricing and vehicle mix, primarily related to Jeep Grand Cherokee L, Jeep Meridian and Ram 1500, partially offset by unfavorable market mix.

Maserati

						Pro Forma
Years ended December 31,			Increase/(Decrease)			Year ended December 31,	Increase/ (Decrease)
2023	2022	2021	2023 vs. 2022	2022 vs. 2021		2021	2022 vs Pro Forma 2021
26.6	25.9	24.0	2.7%	7.9%	Shipments (thousands of units)	24.2	7.0%
€2,335	€2,320	€2,003	0.6%	15.8%	Net revenues (€ million)	€2,021	14.8%
€141	€201	€116	(29.9)%	73.3%	Adjusted operating income (€ million)	€103	95.1%
6.0%	8.7%	5.8%	-270 bps	+290 bps	Adjusted operating income margin (%)	5.1%	+360 bps
Shipments
The increase in Maserati shipments in 2023 compared to the corresponding period in 2022 was primarily due to increases in Grecale and new GranTurismo offset by reduced volumes in Levante.
The increase in Maserati shipments on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to the all-new Grecale launch, partially offset by reduced Ghibli and Levante volumes particularly in China.
Net revenues
The increase in Maserati Net revenues in 2023 compared to the corresponding period in 2022 was primarily due to higher volumes and higher prices offset by unfavorable foreign currency translation in U.S. Dollar, Chinese Renminbi and
Japanese Yen.
The increase in Maserati Net revenues on an IFRS basis in 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to higher volumes, positive model mix driven by MC20 and favorable foreign exchange both in U.S. Dollar and Chinese Renminbi.
Adjusted operating income
Maserati had top-line growth on improved volumes, led by Grecale and GranTurismo; the lower Adjusted operating income in 2023 compared to the corresponding period in 2022 was mainly due to increased amortization of R&D costs from recent launches, higher industrial costs and unfavorable country mix, partially offset by positive nameplate mix and favorable net pricing.
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
As is typical for an automotive manufacturer, we have significant fixed costs and, as such, changes in our vehicle shipment volumes could have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on the Company’s cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on the Company’s cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues or components shortage and logistic constraints, tend to negatively affect the Company’s cash flow and liquidity. In addition, the timing of the Company’s collections of receivables for export shipments of vehicles, fleet sales, as well as sales of propulsion systems and pre-
assembled parts of vehicles tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to transfer relevant risks to the factor and to accelerate collections, a change in vehicle shipment volumes could cause fluctuations in the Company’s working capital. The increased internationalization of our product portfolio could also affect our working capital requirements as there could be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital could be affected by the choice of different methods of distribution and the trend and seasonality of shipments of vehicles.
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
Available liquidity
The following table summarizes the Company’s Available liquidity:

	At December 31,
(€ million)	2023	2022
Cash, cash equivalents and financial securities(1)	€49,758	€49,960
Undrawn committed credit lines	12,621	12,680
Cash, cash equivalents and financial securities - included with Assets held for sale	231	65
Total Available liquidity(2)	€62,610	€62,705
of which: Available liquidity of the Industrial Activities	€61,056	€61,316
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €686 million cash and securities at December 31, 2023), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €210 million at December 31, 2023 held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S.
Available liquidity of the Industrial Activities at December 31, 2023 decreased by €0.3 billion from December 31,
2022 primarily due to the €12.9 billion Industrial free cash flow, offset by (1) repayments of bonds net of new issuances for
€0.8 billion, (2) dividends distributed of €4.2 billion, (3) share buybacks of €2.4 billion, (4) reduction in debt and other financing activities of €1.7 billion, (5) €0.8 billion pension contribution net of tax, (6) €2.2 billion net funding provided to financial services and (7) foreign exchange translation effects of €0.8 billion.
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
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €50.0 billion of cash, cash equivalents and current securities available at December 31, 2023, €20.4 billion, or 41 percent (€22.1 billion, or 44 percent, at December 31, 2022), were denominated in Euro and €23.4 billion, or 47 percent (€21.6 billion or 43 percent at December 31, 2022), were denominated in U.S. Dollar.
At December 31, 2023, undrawn committed credit lines of €12.6 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of 1-year. In June 2023, the second-year extension option has been exercised. Current maturities are July 2026 and July 2028, respectively, for the two tranches.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.

Euro Medium Term Note Programme Notes
The Company issued two notes and repaid one note at maturity during the year ending December 31, 2023:
•In March 2023, a Green Bond was issued with a principal amount of €1.25 billion with an interest rate of 4.375 percent and matures in March 2030. Stellantis will allocate an amount equal to the net proceeds of any Green
Bond issued to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The
Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles;
•In June 2023, the Company issued notes with principal amount of €1.25 billion with an interest rate of 4.25 percent and matures in June 2031;
•In July 2023, the Company repaid one note at maturity with principal amount of €1.250 billion with an interest rate of 3.375 percent.
As at December 31, 2023, the outstanding principal amount of the notes issued under the successive versions of the programme, after the merger, was €7.25 billion.
Other Notes
In April 2023, Stellantis repaid, at maturity, a €500 million note formerly issued by PSA in 2016, and a $1.5 billion
(€1.4 billion) note formerly issued by FCA in 2015.
In October 2023 Stellantis repaid, at maturity, €170 million related to Schuldschein issued by PSA in 2019.
At December 31, 2023, all of the notes were rated “Baa2” by Moody’s Investors Service and “BBB+” by S&P
Global Ratings.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Financial Services Facilities
Stellantis Financial Services U.S. activities are primarily funded through securitization programs which are settled through the collection of the portfolio of financing receivables originating from dealers or consumers. The amount outstanding under the securitization programs was €4.7 billion as of December 31, 2023.
Warehouse Credit Facilities
In 2022, Stellantis Financial Services U.S. implemented two additional separate warehouse credit facilities. The first
Stellantis Financial Services U.S. facility, SFS Funding, LLC was implemented in August 2022 and matures in August 2024.
The €2.3 billion ($2.5 billion) commitment bears interest based on variable commercial paper rates plus a spread or one month term Secured Overnight Funding Rate (“SOFR”) plus a spread. The second Stellantis Financial Services U.S. facility,
SFS Funding II, LLC was implemented in August 2022 and matures in August 2024. The €452 million ($500 million)
commitment bears interest based on variable commercial paper rates plus a spread or one month term SOFR plus a spread.
Stellantis Financial Services U.S. uses interest rate derivatives in order to reduce the interest risks of certain warehouse credit facilities.
In November 2023, Stellantis Financial Services U.S. entered into an amendment for the SFS Funding, LLC warehouse credit facility that increased the size of the commitment from €2.3 billion ($2.5 billion) to €3.6 billion ($4 billion).
The amendment expires in February 2024 whereby the commitment reduces back to €2.3 billion ($2.5 billion). All other relevant terms of the transaction documents remain the same.
In June 2023, the First Investors Auto Receivables Corporation (“FIARC”) warehouse, with a capacity of €271 million ($300 million), was extended to mature in June 2025. In conjunction with the renewal, the benchmark rate was transitioned from London Interbank Offered Rate (“LIBOR”) to daily compound SOFR plus a spread.

Asset-backed Securities (“ABS”) Term Notes
In April 2023, the Company elected to exercise its clean-up call on €15 million ($17 million) in ABS Term Notes issued by First Investors Auto Owner Trust 2018-2.
In June 2023, Stellantis Financial Services U.S., through SFS Auto Receivables Securitization Trust 2023-1, issued seven classes of ABS Term Notes totaling €0.9 billion ($1 billion) in aggregate. The notes issued in each class bear a fixed interest rate except for the €54 million ($60 million) Class A-2-B note which bears interest daily compound SOFR plus a spread. The ABS Term Notes are secured by a pool of prime retail loans.
In September 2023, the Company elected to exercise its clean-up call on €13.0 million ($14.4 million) in ABS Term
Notes issued by First Investors Auto Owner Trust 2019-1.
In October 2023, First Investors Auto Owner Trust 2023-1, issued four classes of ABS Term Notes totaling €198.8 million ($219.7 million) in aggregate. The notes in each class bear a fixed rate of interest and mature between October 2028 to January 2031. The ABS Term Notes are secured by a pool of subprime retail assets.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Cash Flows
The following table summarizes cash flows from operating, investing and financing activities for each of the years ended December 31, 2023, 2022 and 2021 and does not include the impact of any Pro Forma adjustments or results of former
FCA prior to the merger. Refer to the Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021 and to Note 30, Explanatory notes to the Consolidated Statement of Cash Flows included elsewhere in this report for additional information.

	Years ended December 31,
(€ million)	2023	2022	2021
Cash flows from operating activities - continuing operations	€22,485	€19,959	€18,646
Cash flows from (used in) investing activities - continuing operations(2)	(15,047)	(10,531)	11,789
Cash flows (used in) investing activities - discontinued operations(1)	—	—	(3,115)
Cash flows from (used in) financing activities - continuing operations	(9,200)	(13,167)	(1,366)
Effect of changes in exchange rates	(836)	608	764
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(166)	(65)	18
Increase/(decrease) in cash and cash equivalents	(2,764)	(3,196)	26,736
Net cash and cash equivalents at beginning of the period	46,433	49,629	22,893
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€43,669	€46,433	€49,629
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report
(2) For the year ended December 31, 2021, Cash flow from (used in) investing activities includes the positive contribution of Cash and cash equivalents of FCA at the merger for
€22,514 million

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in the Consolidated Statement of Cash Flows, to Industrial free cash flows for the years ended
December 31, 2023 and 2022.

	Years ended December 31,
(€ million)	2023	2022
Cash flows from/(used in) operating activities	€22,485	€19,959
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	22,485	19,959
Less: Operating activities not attributable to industrial activities	(753)	211
Less: Capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	9,031	8,938
Add: Proceeds from disposal of assets and other changes in investing activities	2,152	500
Less: Net proceeds related to the reorganization of financial services in Europe(1)	1,532	—
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	2,767	769
Add: Defined benefit pension contribution, net of tax	798	278
Industrial free cash flows	12,858	10,819
________________________________________________________________________________________________________________________________________________
(1) The net consideration of €1,634 million for the sale of 50 percent interest held in FCA Bank to Crédit Agricole Consumer Finance S.A. related to industrial activities is offset by payments of €102 million in relation to the transfer of leasing activities. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report for additional information

Industrial net financial position

	At December 31, 2023			At December 31, 2022
(€ million)	Company	Industrial activities	Financial services	Company	Industrial activities	Financial services
Third parties debt (Principal)	(28,792)	(22,018)	(6,774)	(26,335)	(23,508)	(2,827)
Capital market(1)	(18,637)	(17,555)	(1,082)	(19,088)	(18,488)	(600)
Bank debt	(2,847)	(1,990)	(857)	(2,937)	(2,264)	(673)
Other debt(2)	(5,150)	(334)	(4,816)	(2,051)	(517)	(1,534)
Lease liabilities	(2,158)	(2,139)	(19)	(2,259)	(2,239)	(20)
Accrued interest and other adjustments(3)	(671)	(658)	(13)	(818)	(793)	(25)
Debt with third parties (excluding held for sale)	(29,463)	(22,676)	(6,787)	(27,153)	(24,301)	(2,852)
Debt classified as held for sale	(122)	(122)	—	(11)	(11)	—
Debt with third parties including held for sale	(29,585)	(22,798)	(6,787)	(27,164)	(24,312)	(2,852)
Intercompany, net(4)	—	3,064	(3,064)	—	918	(918)
Current financial receivables from jointly-controlled financial services companies(5)	767	647	120	321	321	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(28,818)	(19,087)	(9,731)	(26,843)	(23,073)	(3,770)
Derivative financial assets/(liabilities), net and collateral deposits(6)	20	49	(29)	52	52	—
Financial securities(7)	6,089	5,875	214	3,527	3,326	201
Cash and cash equivalents	43,669	42,419	1,250	46,433	45,335	1,098
Cash and cash equivalents classified as held for sale	231	231	—	65	65	—
Net financial position	21,191	29,487	(8,296)	23,234	25,705	(2,471)
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Note Programme, or MTN Programme, and other notes for €17,240 million at December 31, 2023 (€18,003 million at December
31, 2022), Schuldschein for €315 million (€485 million at December 31, 2022) and other financial instruments issued in financial markets, mainly from South America financial services companies for €1,082 million (€600 million at December 31, 2022)
(2) Includes asset-backed financing, i.e., sales of receivables for which de-recognition is not allowed under IFRS, for €67 million at December 31, 2023 (€128 million at December
31, 2022), and debt for securitizations programs, for €4,711 million at December 31, 2023 (€1,527 million at December 31, 2022)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€3,295 million at December 31, 2023 and €1,116 million at
December 31, 2022) and industrial activities entities' financial payables due to financial services entities (€231 million at December 31, 2023 and €198 million at December 31,
2022)
(5) Financial receivables due from Stellantis Financial Services Europe JVs (at December 31, 2023), from FCA Bank and from the JVs with Group Santander Consumer Finance and with BNP Paribas Personal Finance (at December 31, 2022)
(6) Fair value of derivative financial instruments (net positive €1 million at December 31, 2023 and net positive €16 million at December 31, 2022) and collateral deposits (€19 million at December 31, 2023 and €36 million at December 31, 2022)
(7) Excludes certain financial securities held pursuant to applicable regulations (€368 million at December 31, 2023 and €330 million at December 31, 2022) and non-liquid equity investments (€704 million at December 31, 2023 and €321 million at December 31, 2022) and other non-liquid securities (€609 million at December 31, 2023 and €143 million at December 31, 2022)
The €3.8 billion improvement in Industrial net financial position at December 31, 2023, as compared to December
31, 2022, primarily reflects the €12.9 billion Industrial free cash flow of the period, partially offset by: (i) €4.2 billion in dividends distributions; (ii) €2.4 billion of share buybacks; (iii) €0.8 billion pension contribution, net of tax and (iv) €1.7 billion foreign exchange translation effects, lease and other variances.
Rating Agency updates
Stellantis terminated its rating agreement with Fitch, with effect from April 1, 2023.
On May 31, 2023, Moody’s Investors Service affirmed Stellantis rating at “Baa2” and changed its outlook to positive.
On December 21, 2023, S&P Global Ratings upgraded the long-term issuer rating and senior unsecured debt rating of Stellantis from “BBB” to “BBB+”, with the outlook on all ratings stable.

Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information regarding the Company's Capital Resources. Refer to Note 31, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information regarding the Company’s qualitative and quantitative information on financial risks. Refer to Contractual Obligations, included elsewhere in this report for additional information on the Company’s significant contractual commitments as at
December 31, 2023.

RISK MANAGEMENT
Risk Management
Risk management activities are an essential business driver to ensure the achievement of Stellantis’ objectives and the sustainability of the business plan in the medium to long-term. The Company has adopted an integrated approach aimed at strengthening the awareness, at every level of the organization, that adequate risk assessment and management can create and preserve value for Stellantis. A structured process has been implemented to integrate risks identification, assessment, monitoring and mitigation into business practices, and to provide management with information necessary to take the appropriate decisions for achieving the strategic objectives.
Enterprise Risk Management Framework
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
A Global Risk Management Committee (“GRMC”) has been established to promote a culture of proactive risk management and monitoring throughout Stellantis and it is chaired by the Head of HR & Transformation. Other members are representatives from the legal, finance, internal audit, risk management and other business functions. The GRMC provides guidance on the overall strategic risk management decisions and defines the Company’s risk appetite.
ERM is responsible for designing and updating the enterprise risk framework and working with business and global functions to support the identification, assessment, monitoring and reporting of risk exposures and their associated mitigation actions at department level.
2.  Strategy Setting and Risk Appetite
The alignment of business objectives to strategy is achieved through Stellantis governance committees which include senior management responsible for supporting risk governance. ERM is integrated into the strategic plan and business objectives through the GRMC members that are part of the governance committees. The Strategy Council, supported by governance committees, is ultimately responsible for risk management programs, providing guidance and direction, reviewing and approving the overall global enterprise risk assessment results and ensuring accountability for effectively managing and mitigating significant risks.
Risk tolerance thresholds are defined to set risk appetite and to identify needs for further remediation.
Status of risk monitoring and mitigating activities is assessed quarterly against the risk appetite and reported typically three times a year to the Strategy Council by the Head of Audit & Compliance. The Board of Directors has an
oversight role over Stellantis’ strategy and risk appetite.

Stellantis aligns its risk appetite to its business plan. Risk boundaries are set through Stellantis strategy, Code of
Conduct, budgets and policies. Stellantis objectives are consistent with the organization's risk appetite.
Stellantis’ risk appetite differs by risk category as shown below.

Risk category	Category description	Risk appetite
Strategic	Risk that may arise from the pursuit of Stellantis’ business plan, from strategic changes in the business environment, and/ or from adverse strategic business decisions.	We are prepared to take risks in a responsible way that takes our stakeholders’ interests into account and is consistent with our business plan.
Operational	Risk relating to internal processes, people and systems or external events (including legal and reputational risks).	We look to mitigate operational risks to the maximum extent based on cost/benefit considerations.
Financial	Risk relating to uncertainty of return and the potential for financial loss due to financial performance.	We seek capital market and other transactions to strengthen our financial position while allowing us to finance our operations on a consolidated global basis.
Compliance	Risk of non-compliance with relevant regulations and laws, internal policies and procedures.
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
4.  Risk Mitigation and Monitoring
Major risks assigned to Strategy Council members, are detailed in more specific sub-risks and assigned to sub-risk owners in charge of deploying adequate risk mitigation measures. Key risk indicators (“KRI”s) have been identified for implementing quantitative metrics to quarterly measure and monitor sub-risks exposure in a more predictive way and to facilitate a timely reporting of risk change.
An estimated maximum loss (“EML”) is also evaluated for specific sub-risks scenarios in order to provide an estimate of the potential financial impact in the event of risk materialization and to support the setting of risk appetite.
Progress made in implementing mitigation actions, as well as KRIs trends and EMLs are monitored by the ERM team and reported to the Strategy Council.
5.  Risk Management Integration and Culture Dissemination
Management uses relevant information from both internal and external sources to support ERM. To support the business in pursuing continuous risk management process improvement and to promote a culture that proactively identify, evaluate and monitor risks, ERM relies on the support of a compliance champions network responsible for building or updating annually the risk assessment of their departments and supervising the relative risk mitigation action plans.
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
Monitoring of risk mitigating actions and KRIs metrics are the responsibility of the ERM team and compliance champions.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Strategic	Transition to Electrification
Main risk factors for transition to
electrification include: the evolving nature
of the regulatory environment, the higher
production costs (and corresponding) prices
of EV vehicles that could reduce our
competitive advantage and result in lower
customer appetite and lower profit margin
or in a sharp decrease of the automotive
market share in western countries, the
aggressive competition of new players in
the EV market that are developing with
lower production cost and advanced
technological solutions, and the dependence
of EV (market) acceptance on government
incentives.

Cost-reduction strategies to make electric
vehicle’s price more affordable, including
taking a stake in Chinese EV maker Leapmotor
that will give Stellantis further access to
innovative technologies and to an extended
offer.
Execution of battery/EDM roadmap to deliver
performance at the right level.
Secured access to key components and raw
material by entering into long-term agreements
or partnerships.
Strategic partnerships to gain access to the latest
innovations.

Operational	Supply Chain	Stellantis’ ability to manage critical supplies to prevent production interruptions, and the ability to manage limited availability and increased costs of commodities, energy and transportation.
Actions to mitigate risks related to potential
unavailability of raw materials and critical
components in the time required by production
planning include:
•assessment of the end-to-end value
chain of supplies to identify possible
critical resources;
•monitoring of global, political,
environmental and economic events, to
anticipate or identify those that could
lead to supply chain disruption and
implement timely mitigating actions;
•developing technical solutions to
reduce dependence on critical raw
materials;
•monitoring the suppliers’ risk to
mitigate disruption due to any kind of
failure; and
•strategic partnerships.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Compliance	Compliance
The increasing complexity of compliance
requirements in different fields (e.g.,
corporate liability, market regulations,
export controls, anti-bribery, emissions and
vehicle safety, data privacy, human rights,
etc.) puts the organization at risk of non-
compliance, that could result in potential
fines, increased costs, and reputational
damages.

Company governance and regular oversight by
senior management to monitor compliance with
laws and regulatory requirements and to
promote consistency in approach and process
across Stellantis operations.
Stellantis Code of Conduct clearly and
affirmatively requires employees to report
issues of non-compliance.
“Stellantis Integrity Helpline” program
encourages employees, contractors, suppliers
and dealers to report any issues that may
concern vehicle safety, emissions or regulatory
compliance.

Financial	Macro- Economic Factors
The exposure to adverse financial
conditions such as persistent inflation also
impacting labor cost, high interest rates, as
well as repeated increases and volatility in
foreign exchange, raw material and energy
prices, could impact Stellantis’ plans and
profitability and its financial ability to offset
the effects of a major crisis. This risk is
increased by geopolitical instabilities,
continued protectionism and unavailability
of natural resources and energy.

Risk is mitigated through:
•natural and financial hedging
strategies;
•material substitution and circular
economy strategy;
•optimization in technical solutions to
minimize the use of critical resources
or find substitutions; and
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
Risk of not achieving carbon neutrality
target due to the cost of plants, real estate
and supply chain potential transformation,
considering the carbon footprint reduction
target of the entire value chain.

As part of the Dare Forward 2030 strategic plan,
Stellantis committed to becoming the industry
champion in climate change mitigation,
reaching 50 percent of carbon footprint
reduction by 2030 compared to 2021 levels (for
real estate scope, target to be reached by 2025)
and carbon net zero emissions by 2038 with
single-digit percentage compensation of the
remaining emissions. Appropriate governance is
in place to monitor the implementation of
various projects aimed at reducing our carbon
footprint.

Operational	Natural & Industrial Hazard	Global warming increases the likelihood of major climate events impacting production or distribution such as flash floods, tornadoes, hailstorms, heat waves or even water shortages.
The analysis of specific climate risks for
Stellantis and critical suppliers’ sites allows an
effective implementation and continuous
monitoring of the prevention process and of the
business continuity and resumption plan at site
level to reduce impact and reinforce resilience.

Control measures and comprehensive mitigation actions for key global risks were monitored throughout the year by
Stellantis senior leaders in the regions and in the business functions to ensure that these were relevant and sufficient, under the oversight of the related global leaders. This approach allowed Stellantis to address risks on a timely basis and ensure effectiveness of the control measures taken. Refer to Risk Factors included elsewhere in this report for additional information.

Improvements in the overall Stellantis risk management process
We regularly benchmark risk management processes with peer companies and explore opportunities for improvement, in order to strengthen and improve ERM governance. We also continue engaging the business in reviewing our management and monitoring activities for top-risks throughout Stellantis.
A risk oversight module is being deployed as part of the new Stellantis Audit and GRC (Governance, Risk and
Compliance) system, to continuously improve enterprise risk assessment, as well as department and fraud risk assessment processes.

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
Our profitability in North America, a region which contributed a majority of our profits and approximately 46 percent of our revenues in 2023, is particularly dependent on demand for pickup trucks and larger SUVs. Pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 71 percent of our total U.S. retail vehicle shipments in 2023. Our profitability in North America is expected to continue to depend on demand for pickup trucks and larger SUVs in North America. Accordingly, a shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices, lower disposable income due to recession, higher borrowing costs or other factors, could adversely affect our profitability.
We are also significantly exposed to a downturn in economic conditions in Europe, enhanced competition in the
European vehicle market (particularly, from Chinese OEMs), or a deterioration of the European vehicle market (including as a result of EV regulation), each of which could trigger a decline in vehicle shipments in that market. In 2023, we generated a significant percentage of our profits and approximately 35 percent of our revenues in the Enlarged Europe region.
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
Moreover, we operate with negative working capital, because we generally receive payment for vehicles within a few days of shipment, while there is a time lag between when parts and materials are received from suppliers and when we pay for such parts and materials. As a result of this time lag, we may suffer a significant negative impact on cash flow and liquidity in periods in which vehicle shipments decline materially, because we will continue to pay suppliers for components purchased in a high-volume environment while we receive lower proceeds from vehicle shipments.
If vehicle shipments decline due to a downturn in economic conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, enhanced competition in certain markets, loss of market share, limited access to financing or other factors, such decline could have a material adverse effect on our
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
We are also subject to other risks, such as increases in energy and fuel prices and fluctuations in prices of raw materials, including as a result of tariffs or other protectionist measures, changes to vehicle purchase incentive programs, and contractions in infrastructure spending in the jurisdictions in which we operate. In addition, these factors may also have an adverse effect on our ability to fully utilize our industrial capacity in some of the jurisdictions in which we operate. Several of the markets in which we operate have experienced or are experiencing challenging macroeconomic climates, with recessions possible in the near term. Consumers are facing challenging cost inflation and higher fuel prices in particular, negative real wages and higher borrowing rates, which may translate into lower sales, particularly in the more profitable segments of our product mix. Unfavorable developments in any one or a combination of these risks (which may vary from country to country)
could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies. For further discussion of risks related to the automotive industry, see “Risk Factors—Risks
Related to the Industry in which We Operate”.
We are subject to risks relating to geopolitical volatility and instability. For example, as a result of the Israel-Hamas conflict beginning in October 2023, and the subsequent Houthi attacks on shipping vessels in the Red Sea, we may be subject to supply chain disruptions, energy and logistics cost inflation or other adverse impacts from increased instability in that region.
We are also subject to import and/or export restrictions (including the imposition of tariffs on raw materials and components we procure and on the vehicles we sell), and compliance with local laws and regulations in the markets in which we operate. For example, in Brazil, we have historically received certain tax benefits and other government grants, that favorably affected our results of operations which will expire at the end of 2032. Expiration of these tax benefits and government grants or any change in the amount of such tax benefits or government grants could have a material adverse
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
Regulatory actions and developing customer preferences in several of our principal markets are accelerating the industry’s transition toward BEVs and away from internal combustion engines. Our performance will depend on our ability to develop and deliver new products and technologies that are responsive to this trend, while continuing to satisfy demand for vehicles with internal combustion engines. Therefore, our business, financial condition and results of operations as we manage the transition from internal combustion engines will depend in part on our ability to successfully allocate resources between development and delivery of BEVs and production of internal combustion engines. In particular, because our profitability in North America is expected to continue to depend on demand for pickup trucks and larger SUVs, our performance will depend on our ability to continue to satisfy demand for pickup trucks and larger SUVs with internal combustion engines in North America while developing new BEVs, or BEV versions of existing nameplates, that will be responsive to anticipated changes in consumer preferences in that market. The design and development of new technology, products and services is a costly and uncertain process, requiring extensive capital investment and the ability to retain and recruit scarce talent. In addition to development costs, the production costs for BEVs are also higher than for internal combustion engine vehicles. If we are not able to reduce these costs in the short to medium term, our margins may be negatively impacted. For additional information on factors impacting our vehicle profitability, please see “Management’s
Discussion and Analysis of Financial Condition and Results of Operations – Trends, Uncertainties and Opportunities –
Vehicle Profitability”. If we are unable to achieve our electrification goals, we may be unable to earn a sufficient return on our related investments, which could have a material adverse effect on our business, financial condition and results of operations.
We face challenges in developing electrified vehicles with increased vehicle range, battery energy density and other new technologies that successfully compete with our peers. In addition, the availability of BEVs and PHEVs has fueled highly competitive pricing among automakers, which may significantly and adversely affect our profits with respect to the sale of such vehicles. Furthermore, technological capabilities acquired through costly investment may prove short-lived, for example, if technology and vehicle capability progresses more quickly than expected. In particular, our investment in
Leapmotor, and our joint venture with Leapmotor to distribute their vehicles outside of China, may not significantly improve our ability to develop and sell competitive BEVs relative to our peers. Vehicle electrification may also negatively affect our after-sales revenues as BEVs are expected to require fewer repairs.
In the short to medium term, an economic slowdown and concomitant pressure on customers’ spending may disproportionately impact BEVs, which are significantly more expensive than internal combustion engine vehicles. This may adversely affect our sales of those vehicles that we are striving to bring to market.
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
Our ability to transition successfully and profitably toward BEVs is also dependent on the development and implementation of government policies that support electrification in the markets in which we operate. If governments in the markets in which we operate do not establish policies that support electrification, including incentives that support consumer affordability and awareness, development of charging infrastructure and strengthening of the battery supply chain, this could have a material adverse effect on our business, financial condition and results of operations. Governments may also choose, in the future, to dilute or eliminate supportive policies or delay electrification targets. For example, in September 2023 the
UK government announced a significant delay in that market’s electrification targets. In December 2023, the German government also announced the end of its electric vehicle subsidy program, which had been scheduled to run through 2024.
Major elections in the United States and Europe in 2024 also have the potential to significantly impact government policy in those markets. Changing government policies may negatively impact the return on investments we have made and may make it more difficult to plan future investments.

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
In particular, if we are unable to deliver a broad portfolio of electrified vehicles that are competitively priced and meet consumer demands, if consumers prefer our competitors’ electrified vehicles or if the adoption of electrified vehicles develops slower than we expect, we may experience a material adverse effect on our business, financial condition and results of operations. See “ — Our future performance depends on our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification.” above.
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
The ability to attract and retain qualified and experienced personnel, including in critical areas such as design and software, is also critical to our competitive position in the automotive industry. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on our business, financial condition and results of operations.

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
operations.
We may be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. For example, in 2023, we were subject to targeted work stoppages in connection with the negotiation of our collective bargaining agreements with the UAW in the U.S. which resulted in a negative impact of approximately €3 billion to planned production, which would have impacted Net revenues. Any such future work stoppages could have a material adverse effect on our business, financial condition and results of operations.
Our reliance on partnerships in order to offer consumers and dealers financing and leasing services exposes us to risks.
Unlike many of our competitors, we do not own and operate a wholly-owned finance company dedicated solely to our vehicle operations in the majority of key markets in Europe and Asia (excluding China). We have instead partnered with large international banks through joint ventures or commercial agreements, in order to provide financing to our dealers and retail consumers. Our lack of a fully operational wholly-owned finance company in key markets may increase the risk that our dealers and retail customers will not have access to sufficient financing on acceptable terms, which may adversely affect our vehicle sales in the future.
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
Our establishment of a captive financial services company in the U.S. subjects us to the risks inherent in that business.
Since completing the 2021 acquisition of a U.S. financial services company, renamed Stellantis Financial Services
US Corp. (“SFSUS”), we have grown SFSUS into a full-service captive finance arm that provides U.S. customers, dealers and partners with a range of financing options, including retail loans, leases and commercial loan products. In the coming years, we expect SFSUS’s asset base and market share will continue to grow.
The growth and maintenance of SFSUS subjects us to the risks inherent in such business, including reliance on public debt markets to provide the capital necessary to support our financing programs, underwriting risk, default risk, compliance with laws and regulations related to consumer lending and competition with other consumer finance companies and third-party financial institutions. If we are unable to manage these risks effectively, it could have a material adverse
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
In 2023, Stellantis also began progressively implementing a retailer distribution model in Europe that is intended to enable lower distribution costs, provide price transparency and introduce a more seamless customer experience. These and other changes in our product distribution methods may result in litigation with our dealer network, lengthen the timing or pattern of when we recognize revenue and increase our working capital requirements.
If there is a delay or failure to implement new distribution methods or such transitions are not successful or fail to lower our distribution costs, there may be a material adverse effect on our business, financial condition and results of operations.
A significant security breach compromising the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our vehicles, as well as vehicles manufactured by other OEMs, contain complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. These electronic control systems, which are increasingly connected to external cloud-based systems, are susceptible to cybercrime, including threats of intentional disruptions, loss of control over the vehicle, loss of functionality or services and theft of personal information. These disruptions are likely to increase in terms of sophistication and frequency as the level of connectivity and autonomy in our vehicles increases. In addition, we may rely on third parties for connectivity and automation technology and services, including for the collection of our customers’ data. These third parties could unlawfully resell or otherwise misuse such information, or suffer data breaches. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems, as well as other central information systems and applications, employee workstations and other IT equipment. Our vehicles are also increasingly connected to external cloud-based systems while our industrial facilities have become more computerized. Our systems are susceptible to cybercrime and are regularly the target of threats from third parties, which could result in data theft, loss of control of data processed in an external cloud, compromised IT networks and stoppages in operations. In addition, the majority of our office personnel have moved to a
“remote work” model and full- or part-time remote work is now expected to be a permanent option for this personnel.
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

In addition to supporting our operations, our systems collect and store confidential and sensitive data, including information about our business, consumers and employees. As technology continues to evolve, and as we execute our global data-as-a-service strategy, it is expected that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle shipments may suffer. We also collect, retain and use personal information, including data gathered from consumers for product development and marketing purposes, and data obtained from employees. In the event of a breach in security that allows third parties access to this personal information, we will be subject to a variety of laws on a global basis that could require us to provide notification to the data owners and subject us to lawsuits, fines and other means of regulatory enforcement.
For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or four percent of annual worldwide revenue. In addition, the California Consumer
Privacy Act of 2018 provides California residents with new data privacy rights. Several other states and countries where we do business have adopted laws and regulations imposing obligations regarding the handling of personal data. Complying with any new data protection-related regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that has a material adverse effect on our business, financial condition and results of
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
We operate, or expect to expand our presence, in markets, such as China and India, through partnerships and joint ventures. For instance, in India, we have a joint operation with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions and joint ventures with CK Birla Group for the manufacture of vehicles and propulsion systems.
Although our sales in the markets where our joint arrangements exist are currently limited, our ability to grow in these markets is important to our strategy and any issues with these arrangements may adversely affect those growth prospects. Our reliance on joint arrangements to enter or expand our presence in some markets may expose us to the risk of disagreement with our joint arrangement partners and the need to divert management resources to oversee these arrangements. Further, as these arrangements require cooperation with third party partners, these joint arrangements may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have a material adverse effect on our business, financial
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
Substantial increases in the prices for the raw materials and components used in our vehicles will increase our operating costs and could reduce profitability if the increased costs cannot be offset by higher vehicle prices or productivity gains. In particular, certain raw materials, such as those needed in catalytic converters and lithium-ion batteries, and components, such as semiconductors, are sourced from a limited number of suppliers and from a limited number of countries.
From time to time these may be susceptible to supply shortages or disruptions. For example, between 2020 and 2022, unfilled semiconductor orders had a significant adverse impact on our shipment volumes and operating results. In addition, our industrial efficiency will depend in part on the optimization of the raw materials and components used in the manufacturing processes. If we fail to optimize these processes, we may face increased production costs.
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
It is not possible to guarantee that we will be able to maintain arrangements with suppliers that assure access to these raw materials and components at reasonable prices in the future. Further, trade restrictions and tariffs may be imposed, leading to increases in the cost of raw materials, parts, components and systems and delayed or limited access to purchases of raw materials and components, each of which could have a material adverse effect on our business, financial condition and results of operations.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability and delay commercial launches. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in the supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations. This risk can increase during periods of economic uncertainty such as the crisis that resulted from the outbreak of COVID-19, as a result of regional economic disruptions such as that experienced in South America due to the deterioration in Argentina’s economic condition in recent years or, beginning in early 2022, the
Russia-Ukraine conflict.

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
If our competitors are able to successfully integrate with one another or enter into significant partnerships with non-
OEM technology companies, or if new competitors emerge as a result of the increased flow of capital toward potentially disruptive OEMs, and we are not able to adapt effectively to increased competition, our competitors’ integration or the emergence of new significant competitors could have a material adverse effect on our business, financial condition and results of operations.
Our business, financial condition and results of operations may also experience a material adverse impact from the further expansion of the Chinese automotive industry into non-Chinese markets and the increased competition derived from this expansion, given the lower costs of production for Chinese vehicle manufacturers. Our business, financial condition and results of operations could experience a material adverse impact from the continued import of lower-cost EVs from China and we may be unable to effectively compete on price with such vehicles.
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
The automotive industry is characterized by the constant renewal of product offerings through frequent launches of new models and the incorporation of new technologies in those models. As a result, a failure to consistently develop and incorporate new technological features or software functionality in our vehicles could have a material adverse effect on our
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
In certain regions, including Europe and North America, financing for new vehicle sales had been available at relatively low interest rates for several years through the beginning of 2022 due to, among other things, expansive government monetary policies. In response to the global inflationary surge that began in the first half of 2022, central banks have aggressively increased interest rates. In 2023, those higher central banks rates were reflected in interest rates across credit markets, including consumer credit. More expensive vehicle financing may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates continue to increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease our vehicles. Although inflation may be abating and certain central banks appear to have adopted a softer monetary stance, elevated consumer credit rates may remain in place in the medium-term. As a result, a continued substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks related to natural and industrial disasters, terrorist attacks, pandemics, including COVID-19, and climatic or other catastrophic events.
Our production facilities and storage facilities for finished vehicles, as well as the production and storage facilities of our key suppliers, are subject to risks related to natural disasters, climatic events, which have become increasingly severe and frequent due to climate change, and environmental disasters and other events beyond our control, such as power loss and uncertainties arising out of armed conflicts or terrorist attacks. We are also subject to risks related to the impact of pandemics, including COVID-19, such as government-imposed quarantines, travel restrictions, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for businesses to curtail or cease normal operations. Any catastrophic loss, significant damage or significant government restriction applicable to any of our facilities would likely disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue.
In the last decade, seismic events affecting industrialized countries have demonstrated the risk of potential property damage and business interruption that we are exposed to as a result of our global manufacturing footprint. We are also exposed to industrial flood risk, with a number of our production sites identified by our industrial flood risk assessment as potentially exposed to flood risk. Conversely, our production may be negatively impacted by a lack of water supply in water-
stressed areas. The occurrence of a major incident at a single manufacturing site could compromise the production and sale of several hundred thousand vehicles. In addition, any such catastrophic loss or significant damage could result in significant expense to repair or replace the facility and could significantly curtail our research and development efforts in the affected area, which could have a material adverse consequence on our business, financial condition and results of operations. Our key suppliers are similarly exposed to a potential catastrophic loss or significant damage to their facilities, and any such loss or significant damage to a key supplier’s manufacturing facilities could disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue.
Measures taken to protect against climate change, and limit the impact of catastrophic climate events, such as implementing an energy management plan, which sets out steps to reuse lost heat from industrial processes, making plants more compact and reducing logistics-related CO2 emissions, as well as using renewable energy, may also lead to increased capital expenditures.
The extent to which any future pandemic may impact our results is inherently uncertain and unpredictable, but will be significantly influenced by the scale, duration, severity and geographic reach of the pandemic, the length and severity of any restrictions on business and individuals, the impact of any related temporary or permanent behavioral change, including with respect to remote work, and the impact of any governmental actions taken to mitigate the pandemic’s impact.
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
As we seek to comply with government regulations, particularly those related to vehicle safety, fuel efficiency, and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. For example, we intend to make significant investments, including through joint ventures, to secure the supply of batteries that are a critical requirement to support our electrification strategy and fuel efficiency and greenhouse gas compliance plans. In addition, government regulations are not harmonized across jurisdictions and the regulations and their interpretations are subject to change on short notice.
Regulatory requirements in relation to greenhouse gas emissions from vehicles, such as by the CARB in the U.S., are increasingly stringent. For example, in March 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, GHG emission standards for passenger vehicles and light duty trucks (the “California
Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states (the “California Waiver States”) have adopted California’s GHG emissions standards under the California
Waiver.
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
We did not meet the California GHG targets for model year 2021 or 2022, and do not expect to meet the California
GHG targets for model year 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the
California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.

We are executing on several important steps to support our carryback strategy, including the allocation of significant capital to the development of electrified platforms for North American vehicles and the planned electrification of the Ram portfolio as well as agreements to secure battery production and related raw materials. Additionally, we expect to launch twelve BEVs in the U.S. by the end of 2025. For more information regarding our recent electrification activities, refer to
"STELLANTIS OVERVIEW- Overview of Our Business - Research and Development”. The success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for BEVs, all of which are inherently speculative. Moreover, the financial impact of our efforts to change the mix of vehicles we sell in California and the California Waiver States as we seek to comply are unclear but may be significant, and may have a material adverse impact on our financial position and results of operations in future years.
We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB. We are currently evaluating the enforceability of the California
GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards. If we were to challenge the retroactive application of the California GHG emissions standards, the direct and indirect costs of such challenge may be significant and there can be no assurance that it would be successful.
An increasing number of cities globally have also introduced restricted traffic zones, which do not permit entry to vehicles unless they meet strict emissions standards. As a result, consumer demand may shift towards vehicles that are able to meet these standards, which in turn could lead to higher research and development costs and production costs for us. A failure to comply with applicable emissions standards may lead to significant fines, vehicle recalls, the suspension of sales and third-
party claims and may adversely affect our reputation. We are particularly exposed to the risk of such penalties in markets where regulations on fuel consumption are very stringent, particularly in Europe. In addition, the harmful effects of atmospheric pollutants, including greenhouse gases, on ecosystems and human health have become an area of major public concern and media attention. As a result, we may suffer significant adverse reputational consequences, in addition to penalties, in the event of non-compliance with applicable regulations.
The number and scope of regulatory requirements, along with the costs associated with compliance, are expected to increase significantly in the future, particularly with respect to vehicle emissions. These costs could be difficult to pass through to consumers, particularly if consumers are not prepared to pay more for lower-emission vehicles. For a further discussion of the regulations applicable to us, see the section “STELLANTIS OVERVIEW —Environmental and Other
Regulatory Matters” in this report. For example, EU regulations governing passenger car and LCV fleet average CO2 emissions have recently become significantly more stringent, imposing material penalties if targets are exceeded. The increased cost of producing lower-emitting vehicles may lead to lower margins and/or lower volumes of vehicles sold. Given the significant portion of our sales in Europe, our vehicles are particularly exposed to such regulatory changes, as well as other European regulatory developments (including surcharges), which may have a serious impact on the number of cars we sell in this region and therefore on our profitability.
Greenhouse gas emissions standards also apply to our production facilities in several jurisdictions in which we operate, which may require investments to upgrade facilities and increase operating costs. In addition, a failure to decrease the energy consumption of plants may lead to penalties, each of which may adversely affect our profitability. The European
Union’s Green Deal could also result in changes to laws and regulations, including requiring, or incentivizing, financial institutions to reduce lending to industries responsible for significant greenhouse gas emissions, which could result in an increase in the cost of our European financings.
Our production facilities are also subject to a broad range of additional requirements governing environmental, health and safety matters, including those relating to registration, use, storage and disposal of hazardous materials and discharges to water and air (including emissions of sulfur oxide, nitrogen oxide, volatile organic compounds and other pollutants). A failure to comply with such requirements, or additional requirements imposed in the future, may result in substantial penalties, claims and liabilities which could have a material adverse effect on our business, financial condition and results of operations. We may also incur substantial cleanup costs and third-party claims as a result of environmental impacts that may be associated with our current or former properties or operations.
Furthermore, some of our competitors may be capable of responding more swiftly to increased regulatory requirements, or may bear lower compliance costs, thereby strengthening their competitive position compared to ours. See
“The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors”.

Most of our suppliers face similar environmental requirements and constraints. A failure by our suppliers to meet applicable environmental laws or regulations may lead to a disruption of our supply chain or an increase in the cost of raw materials, parts, components and systems used in production and could have a material adverse effect on our business, financial condition and results of operations.
We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers.
We are subject to a number of European governmental inquiries relating to diesel emissions, as well as related private lawsuits in the U.S. and, with increasing frequency, in Europe. For more information regarding these governmental inquiries and private lawsuits, refer to “Legal Proceedings - Emissions Matters.” The results of these unresolved governmental inquiries and private lawsuits cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a
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
For more information regarding the GM litigation, please refer to “Legal Proceedings” elsewhere in this report.
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
The automotive industry in general has experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. For example, in 2023, we voluntarily recalled more than 32,000 PHEVs in the U.S. due to a potential fire risk. Our costs related to vehicle recalls could increase in the future.
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
We are subject to laws and regulations relating to corruption and bribery, including those of the U.S., the United
Kingdom and France, which have an international reach and which cover the entirety of our value chain in all countries in which we operate. We also have significant interactions with governments and governmental agencies in the areas of sales, licensing, permits, regulatory, compliance, environmental matters and fleet sales among others. A failure to comply with laws and regulations relating to corruption and bribery may lead to significant penalties and enforcement actions, adversely affect our reputation and relationships with governments and financial counterparties, and could also have a long-term impact on our presence in one, or more, of the markets in which such compliance failures have occurred.
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
condition and results of operations.
It may be difficult to enforce U.S. judgments against our directors, senior management and independent auditors.
Most of our directors, senior management and our independent auditors are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to establish jurisdiction over these persons. It may also be difficult for U.S. investors to enforce within the U.S. judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether the courts outside the U.S. would recognize or enforce judgments of U.S. courts obtained against our directors and officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof.
Therefore, it may be difficult to enforce U.S. judgments against our directors and officers and our independent auditors.
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
We could, therefore, find ourselves in the position of having to seek additional financing or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. In addition, the recent increase in credit market rates which has followed the central banks’ actions against inflation may result in higher cost of funding when we refinance our current debt or incur additional debt. Any limitations on our liquidity, due to a decrease in vehicle shipments, the amount of, or restrictions in, our existing indebtedness, conditions in the credit markets, our perceived creditworthiness, general economic conditions or otherwise, may adversely impact our ability to execute our business strategies and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to shortfalls in our pension plans which may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations.
Some of our defined benefit pension plans are currently underfunded. For example, as of December 31, 2023, our defined benefit pension plans were underfunded by approximately €2.0 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
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
management.
Resales of Stellantis common shares by certain reference shareholders may cause the market value of Stellantis common shares to decline.
Several reference shareholders of Stellantis were subject to restrictions on share sales for a three-year period following the merger. These restrictions expired in early January 2024 and are no longer applicable. The resale of such shares in the public market from time to time, or the perception that such resales may occur could have the effect of depressing the market value for Stellantis common shares.
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
Since we are incorporated under Dutch law, we are considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes. In addition, with effect from January 17, 2021 and taking into account the sanitary restrictions and limitations that applied under the COVID-19 crisis, we have operated so as to maintain our management and organizational structure in such a manner that we (i) should be regarded to have our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in the
Netherlands, (ii) should not be regarded as a tax resident of any other jurisdiction (and in particular of France or Italy) either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with the
Netherlands) and (iii) should be deemed resident only in the Netherlands, including for the purposes of the France-
Netherlands and Italy-Netherlands tax treaties. We also hold permanent establishments in France and Italy.
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
If we were to fail to maintain a permanent establishment in France, the available French tax losses carried forward, which may be utilized to offset against 50% of French taxable income each year, would be forfeited. This risk will decline as available tax losses are utilized and will extinguish once all French tax losses have been used.
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

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Introduction
Stellantis N.V. is a public company with limited liability, incorporated and organized under the laws of the
Netherlands. The Company qualifies as a foreign private issuer under the NYSE listing standards and its common shares are listed on the NYSE, on the regulated market of Euronext Paris and on the regulated market of Euronext in Euronext Milan.
In accordance with the NYSE listing rules, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the updated Dutch corporate governance code issued by the Dutch Corporate Governance Code Monitoring Committee,
which entered into force on January 1, 2023 (the “Dutch Corporate Governance Code”). The Dutch Corporate Governance
Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and its relationship with the general meeting of shareholders.
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

Board of Directors
Stellantis has a single-tier board of directors. Pursuant to the Company’s , its board of directors (the “Board of
Directors”) consists of three or more directors (the “Directors”). The current eleven Directors were elected on January 4,
2021, with the exception of Benoît Ribadeau-Dumas, who was appointed by the 2023 Annual General Meeting held on April
13, 2023 to replace Andrea Agnelli who resigned effective as of the same date, based on the nomination arrangements included in the Articles of Association and the combination agreement. The appointment of the Directors (with the exception of Benoît Ribadeau-Dumas) became effective as of January 17, 2021 (the “Governance Effective Time”), when the Stellantis governance came into force. Following the Governance Effective Time, the initial term of office of each of the Chairman,
Chief Executive Officer, Senior Independent Director and Vice Chairman is five years. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time, with the exception of Benoît Ribadeau-Dumas, whose term is two years from the 2023 Annual General Meeting. Such initial terms of office shall lapse immediately after the close of the first annual general meeting held after four or five years (as applicable) have lapsed since the Governance
Effective Time, or, with respect to Benoît Ribadeau-Dumas, two years from the 2023 Annual General Meeting. Under the
Articles of Association, after the initial term, the term of office of Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first annual Stellantis general meeting held after two years have lapsed following the appointment. Each Director may be re-appointed for an unlimited number of terms at any subsequent general meeting of shareholders.
The Board of Directors as a whole is responsible for oversight of the strategy and management of the Company with particular focus on the development and supervision of the strategy for sustainable long-term value creation. According to
Dutch Law and article 20.2 of the Stellantis’ Articles of Association, the chairperson of the Board of Directors shall be independent and have the title of Senior Independent Director. The Board of Directors is composed of two executive
Directors (i.e., the Chairman and the Chief Executive Officer) and nine non-executive Directors. The Chief Executive Officer has day-to-day responsibility for the management of the Company. Pursuant to Article 22 of the Articles of Association, the
general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer acting individually. Pursuant to article 3(b) of the Regulations of the Board of Directors, if the Chairman is an executive director, he/she will be consulted and work together with the Chief Executive Officer on that basis on important strategic matters affecting the Company: budget/long-term strategic planning; mergers and acquisition transactions, including significant joint-
ventures, investments and divestments; strategic evolution of the brand portfolio and significant product investment;
appointments, succession planning and compensation for key positions in the Top Executive Team; institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance; significant public relations matters and major communication events/topics; interaction with principal shareholders and key partners; and
providing leadership to the Board of Directors and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management, in each case, without prejudice to the powers of the Board of Directors.
On certain key matters, the CEO is supported by the Top Executive Team aiming to secure worldwide profitable growth for Stellantis: the key governance committees, in particular the Strategy Council, Business Review and Global
Programme and Allocation Committees are responsible for executing the decisions of the CEO and Board of Directors and the day-to-day management of the Company, primarily to the extent it relates to its operational management, including reviewing the operating performance of the businesses and collaborating on certain operational matters. Within this governance structure, the Board of Directors considers subjects that link to the strategic plan. Climate being a key topic, the
Board of Directors ensures that the strategy fits with the Stellantis sustainable long-term vision and climate resilience objectives, but also that related risks and opportunities stemming from the effects of climate change are properly identified and managed. The CEO and the Strategy Council are responsible for defining the overall environmental strategy, including climate-related policies. The CEO reports to the Board of Directors. Major strategic projects with significant impact on the
CO2 emissions of the Company or its products are brought to the Board of Directors for review and decisions. Those projects can be related to vehicle CO2 emissions reduction, as well as product planning or new mobility offers with CO2 emission reduction targets. Other major projects that can be impacted by the consequences of climate change, such as location of new sites, are also reviewed by the Board of Directors. The Board of Directors reviews the related financial implications of strategic projects with significant impact on CO2 emissions, such as the capital expenditures or strategic transformation needed to implement these projects. The Board of Directors discusses these projects for approval after being informed about aspects such as CO2 emission consequences and expected changes in the future mobility market. During Board of Directors meetings, Stellantis’ strategic climate commitments, their implementation and their progress versus targets, are presented to the Board of Directors, in order to deliver relevant information on the climate-related CSR issues impacting the organization.

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
2025.

Name		Year of Birth	Position	Nationality	Term(1)	Independent
John Elkann	M	1976	Chairman and Executive Director	Italian	5 years	No
Carlos Tavares	M	1958	Chief Executive Officer and Executive Director	Portuguese	5 years	No
Robert Peugeot	M	1950	Vice Chairman and Non- Executive Director	French	5 years	No
Henri de Castries	M	1954	Senior Independent Director and Non-Executive Director	French	5 years	Yes
Benoît Ribadeau-Dumas	M	1972	Non-Executive Director	French	4 years	No
Fiona Clare Cicconi	F	1966	Non-Executive Director	British – Italian	4 years	Yes
Jacques de Saint-Exupéry	M	1957	Non-Executive Director	French	4 years	No
Nicolas Dufourcq	M	1963	Non-Executive Director	French	4 years	Yes
Ann Frances Godbehere	F	1955	Non-Executive Director	Canadian – British	4 years	Yes
Wan Ling Martello	F	1958	Non-Executive Director	U.S.	4 years	Yes
Kevin Scott	M	1972	Non-Executive Director	U.S.	4 years	Yes
________________________________________________________________________________________________________________________________________________
(1) Since the Governance Effective Time or, with respect to Benoît Ribadeau-Dumas, since the 2023 AGM
In accordance with Articles of Association and the combination agreement, Kevin Scott and Wan Ling Martello were nominated by FCA; Henri de Castries and Ann Frances Godbehere by PSA; John Elkann and Benoît Ribadeau-Dumas
by Exor; Nicolas Dufourcq by BPI; Robert Peugeot by EPF/Peugeot Invest; and Fiona Clare Cicconi and Jacques de Saint-
Exupéry in representation of FCA and PSA employees, respectively. See “—Articles of Association and Information on
Stellantis Shares —Nomination Rights” below for a description of certain binding nomination arrangements set forth in the
Articles of Association, which will apply to future terms of office.
We have determined that the following six of our eleven Directors qualify as independent for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate
Governance Code: Fiona Clare Cicconi, Henri de Castries, Nicolas Dufourcq, Ann Frances Godbehere, Wan Ling Martello,
and Kevin Scott. The Board of Directors has also appointed Henri de Castries as Senior Independent Director and non-
executive Director in accordance with Section 2.1.9 of the Dutch Corporate Governance Code.
Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a
Director may be unable to attend a meeting.
During 2023, there were six meetings of the Board of Directors. The average attendance at those meetings was 95.45 percent.
On February 15, 2024, the Company announced that the Board of Directors intends to propose the appointment of
Claudia Parzani as an independent non-executive director at the Annual General Meeting in 2024 (the “2024 AGM”) to
succeed Kevin Scott. Mr. Scott’s resignation for personal reasons will take effect at the end of the 2024 AGM.

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
Robert Peugeot held various executive positions within the PSA Group. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA’s Executive Committee. He also led Peugeot Invest’s development as
Chairman and Chief Executive Officer from 2002 until 2020 and currently serves as Chairman of the Board of Peugeot
Invest. Since November 1, 2018, he has also been a member of France’s High Committee for Corporate Governance
(HCGE).
In addition, Robert Peugeot serves as a board member of Peugeot 1810 S.A.S.; permanent representative of Peugeot
1810 on the board of Forvia; director of Peugeot Invest UK Ltd.; managing director of SC Rodom; board member of Safran
S.A.; member of the supervisory board of Soparexo S.C.A.; director of Financière Guiraud S.A.S. and observer on the supervisory board of Rothschild & Co.
Until 2023, Mr. Peugeot was chairman of F&P S.A.S., member of the supervisory board of Signa Prime, member of the supervisory board of Signa Development, managing director of Gatoparti, managing director of Artemisia, managing director of Mille Sabords and a board member of Sofina. Until 2024, Mr. Peugeot was a board member of Asia Emergency
Assistance Holdings PTE Ltd.
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
Jacques de Saint-Exupéry has held various positions within PSA, and now Stellantis, since 1984. Since 2011, he has been working within the management control team covering the activities of the corporate finance and treasury department as well as the financial communication department.
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
Nicolas Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the
French Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20bn in 2000. Between 1998 and 2003, he was
CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Nicolas Dufourcq joined Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Nicolas Dufourcq has
been the chief executive officer of Bpifrance SA. In addition, Nicolas Dufourcq serves as chief executive officer of Bpifrance
Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of
Bpifrance Participations S.A.; and chairman of the supervisory board of STMicroelectronics N.V. Nicolas Dufourcq became a non-executive Director of Stellantis on the Governance Effective Time. He served as permanent representative of Bpifrance
Participations S.A. on the board of directors of Orange from January 2017 to January 2021.
Ann Frances Godbehere (non–executive Director) – Ann Frances Godbehere is a non-executive Director of
Stellantis. Ann Frances Godbehere was born in Canada in 1955.

Ann Frances Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G
Group in 1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of
Northern Rock bank in the initial period following its nationalization. Ann Frances Godbehere has also held several non-
executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Until May 2019,
Ann Frances Godbehere served as a non-executive director of Rio Tinto plc and Rio Tinto Limited. She was also senior independent director of Rio Tinto plc. In addition, Ann Frances Godbehere currently serves as a non-executive director of
Shell plc and as an independent non-executive director of HSBC Holdings plc. She is also a fellow of the Institute of
Chartered Professional Accountants and a fellow of the Certified General Accountants Association of Canada. Ann Frances
Godbehere became a non-executive Director of Stellantis on the Governance Effective Time.
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

Directors Owning Stellantis Common Shares	Shares	Percent of Class
John Elkann	1,047,609	—%
Carlos Tavares	1,192,501	—%
Robert Peugeot	15,000	—%
Henri de Castries	21,000	—%
Fiona Clare Cicconi	11,662	—%
Benoît Ribadeau-Dumas	—	—%
Jacques de Saint-Exupéry	1,000	—%
Nicolas Dufourcq	—	—%
Ann Frances Godbehere	9,650	—%
Wan Ling Martello	—	—%
Kevin Scott	—	—%
No members of senior management beneficially own 1 percent or more of the Company’s common shares.
Board Practices and Committees
Board Regulations
On January 17, 2021, the Board of Directors adopted its current regulations that deal with matters that concern the
Board of Directors and its committees internally (the “Board Regulations”).
The Board Regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The Board Regulations provide that meetings may be held by telephone or video conference, provided that all participating Directors can follow the proceedings and participate in real-
time discussion of the items on the agenda.
The Board of Directors can only adopt valid resolutions when the majority of the Directors in office are present at the meeting or are represented thereat.
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
The Board Regulations are available on the Company’s website.
Committees
On January 17, 2021, the Board of Directors established the following internal committees: (i) an Audit Committee;
(ii) a Governance and Sustainability Committee, now known as the ESG Committee; and (iii) a Remuneration Committee,
with such appointments becoming effective as of the Governance Effective Time.

The Audit Committee
On August 2, 2021, the Board of Directors adopted the current charter of the Audit Committee and approved certain revisions on February 12, 2024 in order to reflect the Audit Committee’s new responsibility to assist and advise the Board of
Directors on the integrity of the Company’s sustainability disclosures and reports in accordance with applicable reporting standards, including the EU Corporate Sustainability Reporting Directive (CSRD), which will apply to the 2024 financial year for reports published in 2025.
The Audit Committee is responsible for assisting and advising the Board of Directors with respect to, inter alia: (i)
the integrity of the Company’s financial statements, including any published interim reports, related press releases and other related corporate communications; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the integrity of the Company’s disclosures and reports on environmental, social, human rights and governance factors (“sustainability reporting”) in accordance with applicable reporting standards and the adequacy and effectiveness of the Company’s internal controls and audit in relation to sustainability reporting; (iv) the Company’s policy on tax planning; (v) the Company’s financing; (vi) the
Company’s applications of information and communication technology, including risks relating to cybersecurity; (vii) the systems of internal controls that management and the Board of Directors have established; (viii) the Company’s compliance with legal and regulatory requirements; (ix) the Company’s compliance with recommendations and observations of internal and independent auditors; (x) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board of Directors, the independent auditors, the Company’s management and internal audit department; (xi) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xii)
the qualifications, independence, oversight and remuneration of the Company’s independent auditors and any non-audit services provided to the Company by the independent auditors; (xiii) the selection of the independent auditor by recommending an independent auditor for nomination, appointment or dismissal by the Company’s general meeting of shareholders; (xiv) the performance of the Company’s internal auditors and independent auditors; (xv) risk management and risk assessment guidelines and policies, including major financial risk exposure, and the steps taken to monitor and control such risks; and (xvi) the implementation and effectiveness of the Company’s ethics and compliance program.
The Audit Committee currently consists of Ann Frances Godbehere (Chairperson), Wan Ling Martello, Henri de
Castries and Fiona Claire Cicconi. The Audit Committee is elected by the Board of Directors and is comprised of independent Directors. The Senior Independent Director or a former executive Director may not serve as chairman of the
Audit Committee. Audit Committee members are required (i) not to have any material relationship with the Company or perform the functions of auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule
10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be “financially literate” and have
“accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee should be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC and section 2(3) of the Decree on the Establishment of an Audit Committee (Besluit instelling auditcommissie). No Audit
Committee member may serve on more than four audit committees for other public companies, absent a waiver from the
Board of Directors which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit
Committee, the independent auditors of the Company, the Chief Financial Officer and the Head of Audit and Compliance
attend its meetings while the CEO is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and shall attend the meetings of the Audit Committee, if the Audit Committee so requires. The Audit
Committee shall meet with the independent auditors at least once per year outside the presence of the executive Directors and management.
Our Board of Directors has determined that Ann Frances Godbehere, Wan Ling Martello and Henri de Castries are
“audit committee financial experts”. All Audit Committee members are independent directors under the NYSE rules, Rule
10A-3 of the Exchange Act and the Dutch Corporate Governance Code.

During 2023, ten meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 98.83 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance, internal audit and compliance, and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of the certain areas such as synergies, enterprise risk management, tax, treasury, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity and information technology matters. The
Committee is charged with assisting and advising the Board of Directors with respect to the implementation and effectiveness of the Company’s ethics and compliance program, among other things. In so doing, the Audit Committee oversees and monitors the quality and completeness of the Company’s global compliance policies and practices with respect to applicable legal and regulatory requirements, as well as with the requirements and objectives of the Company’s Code of Conduct and
Integrity Helpline.
The Audit Committee meets with the Company’s management, including finance, audit and compliance, and legal staff to discuss, among other things, any significant legal, regulatory, Code of Conduct or other compliance related matters, arising anywhere in the world, that could have a material adverse effect on the Company’s business, financial statements or operations.
The Committee also assists and advises the Board of Directors and acts under authority delegated by the Board of
Directors, with respect to among others the Company’s policy on tax planning adopted by management. The Audit
Committee also presided over the audit tender process to select the Company's new auditor, starting in 2024, due to the mandatory rotation requirements in the Netherlands. Independent Auditors attended all the meetings providing regular information to the Committee on their activity. The Committee reviewed the annual internal audit plan, the performance of external auditor, and received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit and Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
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
The Remuneration Committee currently consists of Wan Ling Martello (Chairperson), Henri de Castries, Fiona
Clare Cicconi, Robert Peugeot and Benoît Ribadeau-Dumas. The Remuneration Committee is elected by the Board of
Directors, which shall appoint one of its members as Chairperson of the Remuneration Committee, and is comprised of at least three non-executive Directors, more than half of whom shall be independent under Dutch Corporate Governance Code.
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
During 2023, three meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings. The Remuneration Committee reviewed the 2023 Remuneration Report and carefully assessed the shareholders’ feedback on 2022 Remuneration Report; in addition, it recommended to the Board of Directors to amend the Company's Remuneration Policy. Details of the activities of the Remuneration Committee are included in the
REMUNERATION REPORT section included elsewhere in this report.

The ESG Committee
On October 6, 2021, the Board of Directors adopted the current charter of the ESG Committee, which amended the former charter of the Governance and Sustainability Committee, by focusing on the ESG matters in addition to the tasks previously included. The Board of Directors approved certain revisions to the ESG Committee charter on February 12, 2024, in order to reflect the Audit Committee’s new responsibility to assist and advise the Board of Directors on the integrity of the
Company’s sustainability disclosures and reports in accordance with applicable reporting standards, including the EU
Corporate Sustainability Reporting Directive (“CSRD”), which will apply to the 2024 financial year for reports published in
2025.
The ESG Committee is responsible for, inter alia, assisting and advising the Board of Directors with: (i) monitoring, evaluating, and reporting to the Board of Directors on the strategy, targets and achievements relating to ESG matters globally of the Company and its subsidiaries; (ii) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors; (iii) periodic assessment of the size and composition of the Board of Directors; (iv) periodic assessment of the performance of individual Directors and reporting on this to the Board of Directors; (v) proposals for nomination and re-nomination of executive and non-executive Directors; (vi) supervision of the policy on the selection and appointment criteria for senior management; and (vii) proposing and supervising the policy regarding succession planning for the Board of Directors and senior management.
The ESG Committee currently consists of Henri de Castries (Chairperson), Fiona Clare Cicconi, Nicolas Dufourcq,
Kevin Scott and Benoît Ribadeau-Dumas. The ESG Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors according to its charter. More than half of its members shall be independent under the
Dutch Corporate Governance Code. For a period of four years from January 17, 2021, the Chairperson shall be selected among the independent directors nominated by PSA (or his or her replacement).
During 2023, three meetings of Stellantis ESG Committee were held with 100 percent attendance of its members at those meetings. The ESG Committee reviews the Company’s ESG roadmap, achievements and disclosures in accordance with 2030 Dare Forward Plan and its implementation. In addition, the ESG Committee periodically assesses the performance of individual directors and reports on this to the Board of Directors.
In 2023, the ESG Committee assisted the Board of Directors by reviewing the update of the Diversity and Inclusion
Policy for the Composition of the Board of Directors, the updated Dutch Corporate Governance Code, and discussing items related to climate change, such as reduction of fuel emission, electrification, circular economy and stakeholder engagement.
The ESG Committee members participated in updates led by management teams on topics including the Company transformation through the development of human capital, the global philanthropy strategy, global, European and U.S. trends in governance and new EU and U.S. rules related to sustainability reporting in force starting 2024.
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

Conflict of Interest
A Director shall not participate in discussions and decision-making with respect to a matter in relation to which he or she has a direct or indirect personal interest which is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved by the Board of Directors. In addition, the Board of Directors may determine that there is such a strong appearance of a Conflict of Interest of a Director in relation to a specific matter, that it would be inappropriate for such
Director to participate in discussions and the decision-making process with respect to such matter. A Director shall promptly report any potential Conflict of Interest to the Chairman (or to the Senior Independent Director or another Director in case of the Chairman) and shall provide all relevant information concerning such potential Conflict of Interest.
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
Senior Management
The Company’s management is led by Chief Executive Officer who is supported by a team of senior managers.
From an operational perspective, each of our regions are led by Chief Operating Officers. These are supported centrally by global functions, including a Chief Human Resources & Transformation Officer, Chief Affiliates Officer, Chief Planning
Officer, Global Corporate Office and Public Affairs Officer, Chief Financial Officer and General Counsel.
The regional COOs and leaders of the key corporate functions are:
•Carlos Tavares as Chief Executive Officer;
•Uwe W. Hochgeschurtz as Chief Operating Officer, Enlarged Europe;
•Carlos Zarlenga as Chief Operating Officer, North America;
•Emanuele Cappellano as Chief Operating Officer, South America;
•Samir Cherfan as Chief Operating Officer, Middle East & Africa;
•Doug Ostermann as Chief Operating Officer, China;
•Ashwani Muppasani as Chief Operating Officer India and Asia Pacific;
•Philippe de Rovira as Chief Affiliates Officer;
•Xavier Chéreau as Chief Human Resources & Transformation Officer;
•Olivier Bourges as Global Corporate Office and Public Affairs Officer;
•Natalie Knight as Chief Financial Officer;

•Béatrice Foucher as Chief Planning Officer; and
•Giorgio Fossati as General Counsel;
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
Mr. Hochgeschurtz has more than 30 years of experience in the automotive industry. He started his career at Ford in
1990, where he held various management roles, including Sales Director for Ford Switzerland and Product Manager and
Head of LCV Marketing in Germany. In 2001, he moved to VW as Head of Worldwide Marketing LCV. Three years later, he moved to Renault, where he worked in sales, marketing, and product planning before being appointed CEO of Renault
Germany, Austria, and Switzerland in June 2016.
Mr. Hochgeschurtz studied in Germany (Wuppertal & Cologne), Great Britain (Birmingham) and France (Paris
Dauphine) and has a master's degree in business administration and management. He was born in Cologne, Germany in 1963.
Carlos Zarlenga – Carlos Zarlenga was appointed Chief Operating Officer for North America and a member of
Stellantis’ Top Executive Team on February 1, 2024. From September 2022 until his recent appointment, he served as
President of Stellantis México.
Before joining Stellantis, Mr. Zarlenga served in multiple leadership roles over 10 years with General Motors, including as President and CEO of GM South America. He was also the Chief Financial Officer, Consumer & Industrial for the Europe, Middle East and Africa region at General Electric, following leadership roles in supply chain and finance at the company. Mr. Zarlenga has served on the Board of Directors of Amcham Brazil and the Americas Society/Council of the
Americas.
Mr. Zarlenga holds a degree in economics from the University of Belgrano in Buenos Aires, Argentina. He was born in Buenos Aires, Argentina in 1974.
Emanuele Cappellano – Emanuele Cappellano was appointed Chief Operating Officer for South America and a member of Stellantis’ Top Executive Team in November 2023. He returned to Stellantis after two years as North America
CEO and Group Strategy & Corporate Development Director at Marcolin, a worldwide leader in the eyewear industry. Prior to this, Mr. Cappellano served as Chief Financial Officer & Head of Financial Services of Stellantis South America until
September 2021. During his career at FCA, he served as a board member, president and advisor and held senior finance positions in areas such as Commercial, Product, Investment, Industrial, and Operations. He joined FCA in 2002 and began working in South America in 2014. Mr. Cappellano has a degree in business economics with an emphasis in finance from the
University of Venice and a master in accounting management and corporate finance from the University of Turin. He was born in Rieti, Italy in 1976.
Samir Cherfan – Samir Cherfan was appointed Chief Operating Officer for Middle East & Africa and a member of
Stellantis’ Top Executive Team in January 2021. He has a broad experience across the automotive value chain including
R&D, manufacturing, product & program management, and sales and marketing for various automotive groups. He started his career with Renault Group in 1992. During the first 11 years, he held various management positions in research, engineering and modules development and production. He then joined the program management department for 7 years and became program director of mid-range models designed for international markets. In 2010, he moved to the front line as
Managing Director of Eastern Paris retail network at Renault Retail Group. In 2012, he joined Nissan Group in the Middle
East, as Sales and Marketing Director before being appointed Managing Director one year later. He joined Groupe PSA in
2017 as Sales and Marketing Senior Vice President for Middle East & Africa region (MEA). In 2019, he was nominated
Director of MEA Region and Executive Vice President. Mr. Cherfan was also head of the industrial and commercial diversity reduction cross functional team.
Mr. Cherfan is currently director of Société Tunisienne Automobile Financière Immobilière et Maritime – STAFIM
and director of Société de Promotion Industrielle et Automobile au Maroc - SOPRIAM.

Mr. Cherfan is an engineering graduate of Polytech Sorbonne, Paris, France. He was born in Hadath, Lebanon in
1967.
Doug Ostermann – Doug Ostermann was appointed Chief Operating Officer for China and a member of Stellantis’
Top Executive Team in November 2023. Prior to this, he served as Chief Financial Officer and Head of Strategy for China.
Mr. Ostermann joined FCA as Group Treasurer in 2016 and later headed Global Business Development. Before joining FCA, he held numerous roles at Archer-Daniels-Midland Company, including as Group Treasurer and Corporate
Officer, from 2004 until 2016. Mr. Ostermann began his career at General Motors in the product planning staff and went on to hold various positions in marketing, advertising, brand management and field sales in the U.S. and later at Opel in
Germany. After returning to the U.S., he held various positions at the New York Treasurer’s Office at General Motors
through early 2004.
Mr. Ostermann holds a Bachelor of Science and a Master of Business Administration (MBA) from Washington
University in the U.S. He was born in Merriam, Kansas (U.S.) in 1968.
Ashwani Muppasani – Ashwani Muppasani was appointed Chief Operating Officer for India & Asia Pacific and a
member of Stellantis’ Top Executive Team in November 2023. He was the Chairman of the Board and President of Stellantis
(Shanghai) Automotive Co. Ltd. (SSAC) from July 2022, responsible for the overall operations and management of the Jeep,
Alfa Romeo, DS and Mopar brands in China.
Mr. Muppasani started his career at General Motors, working in production, supplier quality, purchasing & supply chain, sales and marketing in the U.S., China, Latin America, Africa, India, Europe and South Korea. He later joined
OHorizons Global Inc., where he served as Executive Vice President in the field of corporate mergers and acquisitions and business recovery for large scale ventures. From 2014 to 2019, Mr. Muppasani worked for Tyco Electronics as the Vice
President of Operations and Quality for its automotive division in the Americas market. In November 2019, he joined the former FCA (Fiat Chrysler) Group as Head of Purchasing and Supply Chain Asia Pacific region.
Mr. Muppasani holds a bachelor’s degree in industrial & production engineering from the Manipal Institute of
Technology, India, and a master’s degree in industrial engineering from Wichita State University in the U.S. He was born in
Guntur, India in 1970.
Philippe de Rovira – Philippe de Rovira was appointed Chief Affiliates Officer for Sales Finance, Used Cars, Parts
and Service, Circular Economy and Retail Network and a member of Stellantis’ Top Executive Team in January 2021. Mr. de
Rovira joined Groupe PSA in 1998 where he held various positions in Corporate & Manufacturing Finance before acting as
Financial Controller in the Madrid and Poissy plants. In 2009, he became the Chief Financial Officer for Latin America and in 2012 Controller of the PSA Sales Division. In 2013, Mr. de Rovira was appointed Senior Vice President and took responsibility for various functions of PSA Sales division, including B2B & Used Cars sales, Network Development &
Quality of Service, CRM & Digital, Outbound Logistics and the management of car flow (Sales & Operations Planning). In
2015, he was appointed Group Controller. In 2017, after the acquisition by Groupe PSA, Mr. de Rovira joined Opel Vauxhall as Chief Financial Officer and member of the Opel Vauxhall Managing Board. In 2018, he was appointed to the position of
Group Chief Financial Officer as an Executive Vice President within the Group and a member of the Global Executive
Committee. From 2018, Mr. de Rovira was also in charge of the Used Cars Business Unit.
Mr. de Rovira is a graduate of the ESSEC Business School based in Paris. He was born in Paris, France in 1973.
Xavier Chéreau – Xavier Chéreau was appointed Chief Human Resources & Transformation Officer and a member of Stellantis’ Top Executive Team in January 2021. He has built his entire career path within the field of human resources and has alternated between the Head office and operations activities within different sites and divisions. These have included
R&D, manufacturing, and support functions. Mr. Chéreau joined Groupe PSA in 1994 and subsequently held the position of
Employment & Mobility Manager for Europe. He went on to become Social Relations Manager at the Poissy plant in France and then Head of Social Innovation and Management institute within the Group.

In 2006, Mr. Chéreau was appointed Vice President, Director of Human Resources and Social Relations for the
Trémery and propulsion system plants. In 2009, he was appointed Senior Vice President, Industrial and R&D Division
Human Resources. In 2010, Mr. Chéreau also took operational responsibility for the Engineering testing resources of the
R&D department. From 2014 to 2015, he held the position of Director of Human Resources Development, Talents and Top
Management. In 2015, Mr. Chéreau was appointed Executive Vice President of Human Resources of the Group and member of the Global Executive Committee. In 2018, he was appointed Director of Human Resources and Transformation, a division that includes the Digital, IT and Real Estate departments, and as of 2020, Compliance and Audit.
After a Bachelor’s degree in Economic Management, Mr. Chéreau completed his Master’s degree in Human
Resources (Employment Management & Corporate Social Development) at the ‘Institut Sciences Politiques de Paris’, France.
He was born in Paris, France in 1968.
Olivier Bourges – Olivier Bourges was appointed Global Corporate Office and Public Affairs Officer in July 2023
and has served as a member of Stellantis’ Top Executive Team since January 2021. Previously, Mr. Bourges was Chief
Planning Officer, a position he held since the creation of Stellantis in January 2021. He joined Groupe PSA in 2014 to become General Secretary of the Company. Mr. Bourges moved on to become Planning Executive Vice President in 2018, in charge of Corporate Planning (company strategic planning and Business Development), Global Product Planning, Vehicle
Programs management and Corporate CO2 management. He was also responsible within the Global Executive Committee for the sales finance activities. Prior to joining PSA, Mr. Bourges held several positions in Renault, mainly as Investor Relations
Officer and Vehicles Program Controller and later on as Corporate Controller, and at Nissan, responsible for Corporate
Planning and Vehicle Program Management in North America. He started his career at the French Treasury where he held several positions in the banking supervisory activities and in the state owned companies supervisory activities. Mr. Bourges also worked for the World Bank in Washington D.C.
Mr. Bourges was born in Auxerre, France in 1966. He is a graduate of Sciences Po Paris and the Ecole Nationale
d’Administration.
Natalie Knight – Natalie Knight was appointed Chief Financial Officer and a member of Stellantis’ Top Executive
Team in July 2023. Before joining Stellantis, Ms. Knight served as Chief Financial Officer and a member of the Management
Board at Ahold Delhaize, a leading global food retailer headquartered in the Netherlands, from early 2020. Prior to that, she was Chief Financial Officer and member of the executive management team at Arla Foods in Denmark beginning in January
2016. In addition to being responsible for the financial and legal teams, Ms. Knight also had global responsibility for information technology.
Ms. Knight spent 17 years at adidas AG in Germany and the U.S., where she held various senior finance positions, including senior vice president group functions finance, senior vice president commercial and brand finance, Chief Financial
Officer adidas North America and vice president investor relations and M&A. Prior to her time with adidas, Ms. Knight held investor relations roles at BASF and Bankgesellschaft Berlin.
Ms. Knight graduated from the University of Arizona in the U.S. and Freie Universität in Berlin, Germany, followed by executive leadership programs at INSEAD in France and St. Gallen University in Switzerland. She was born in Richmond,
Virginia (U.S.) in 1970.
Béatrice Foucher – Béatrice Foucher was appointed Chief Planning Officer in July 2023 and has served as a member of Stellantis’ Top Executive Team since January 2021. Previously, Ms. Foucher was Brand CEO for DS
Automobiles, a position she held from January 2020.
Ms. Foucher has built a strong and extensive expertise in the automotive industry with 30 years of experience within the departments of Quality, Product Planning, HR Talent Management and General Brand Development. She joined the
Renault Group in 1990 as Audit Quality Manager doing audits in plants before turning to the Client Surveys department. This was followed by a move to the Product Planning department, where Ms. Foucher successively held the positions of Chief of
Product, Director of the Upper Range and ultimately Director of Product Planning between 2007 and 2012, where she managed the development of five brands.

In 2012, Ms. Foucher became Vice President of the Electric Vehicles Program, piloting development of four products, making technology choices, and leading planning and profitability. Between 2015 and 2019, she served as Vice
President of Talent Management for the Renault Nissan Alliance. In 2019, she joined Groupe PSA as Senior Vice President of Talent Management before quickly being appointed CEO of DS Automobiles in 2020 and a member of Groupe PSA’s
Global Executive Committee.
After a Master’s Degree in engineering in Agronomics Science at AgroParisTech, Ms. Foucher completed a Master of Science in Quality and Audit at ESCP Business School & Centrale Supelec in France. She was born in Saintes, Frances in
1964.
Giorgio Fossati – Giorgio Fossati was appointed General Counsel and a member of Stellantis’ Top Executive Team in January 2021. He was appointed Corporate General Counsel of FCA in November 2014. Previously, Mr. Fossati was
General Counsel of Fiat, a position to which he was appointed in 2011. Previously he had been General Counsel of Fiat Auto since 2002, following other positions of increasing responsibility within the Fiat Legal department. Prior to that, Mr. Fossati worked in positions of increasing responsibility in the legal department at Iveco S.p.A.
Mr. Fossati earned his master’s degree in law from the University of Turin School of Law. He was born in
Orbassano, Italy in 1961.
Senior Management
The aggregate compensation expense for senior management was €44 million for the year ended December 31,
2023, which included €16 million for share-based compensation expense, €9 million for short-term employee benefits and €3 million for pension and similar benefits.
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

Share Capital
As at December 31, 2020, prior to the closing of the merger, the authorized share capital of FCA was €40,000,000, divided into 2,000,000,000 FCA common shares with a nominal value of €0.01 each and 2,000,000,000 special voting shares with a nominal value of €0.01 each. At the Effective Time, (i) by way of a deed of amendment to the Articles of Association,
FCA’s authorized share capital was increased to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each and 4,500,000,000 special voting shares with a nominal value of €0.01 each; (ii) FCA issued
1,545,220,196 new common shares to PSA shareholders, corresponding to an exchange ratio of 1.742 FCA common shares for each outstanding PSA ordinary share. As of the Governance Effective Time, by way of a deed of amendment to the
Articles of Association, (i) FCA’s name was changed into Stellantis; (ii) the authorized share capital of Stellantis was divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,050,000,000 class A special voting shares with a nominal value of €0.01 each and 450,000,000 class B special voting shares with a nominal value of €0.01 each; (iii) the special voting shares of FCA were converted into class B special voting shares at the Governance Effective Time. The special voting shares held by Exor prior to the closing of the merger were repurchased by FCA at the Effective Time for no consideration. The Articles of Association provide that, following the deposit by the Board of Directors of a declaration at the
Dutch Trade Register that the class B special voting shares held by Stellantis on the Effective Date were canceled, the authorized share capital of Stellantis shall amount to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,499,750,000 class A special voting shares and 250,000 class B special voting shares. As of March 3,
2021, there were 208,622 class B special voting shares and no class A special voting shares outstanding, and the above-
mentioned declaration has not been filed with the Dutch Trade Register. As of the same date, the Company held 449,410,092 class B special voting shares in treasury. At the extraordinary general meeting of the shareholders held on January 4, 2021, the shareholders approved inter alia the proposal to increase and, subsequently, decrease the Stellantis issued share capital in connection with the Faurecia Distribution, which has been approved by the extraordinary general meeting of shareholders of
Stellantis held on March 8, 2021.
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
On April 13, 2023, the General Meeting of Shareholders resolved to cancel all 69,125,544 common shares in the share capital of the Company held by the Company in its own capital resulting in a reduction of the Company's issued common shares.
On January 17 and 26, 2024 and on February 3, 2024, those shareholders who following the merger have registered their common shares (the Electing common shares) in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder (such a share Qualifying common share) became eligible to receive one class A special voting share for each Qualifying common share. As a result, a total of 866,342,434 class A special voting shares were issued.
As of February 20, 2024, the share capital of the Company consists of the following: 3,165,189,336 common shares,
866,522,224 Class A special voting shares and 208,622 Class B special voting shares.

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
Additional information on Stellantis’ equity as of December 31, 2023, is contained in Note 27, Equity, to the
Consolidated Financial Statements included elsewhere in this report.

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
The initial term of office of each of the Chairman, CEO, Senior Independent Director, and Vice Chairman is five years, in each case beginning on the Governance Effective Time. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time (with the exception of Benoît Ribadeau-Dumas, whose initial term of
2 years started from the 2023 AGM). Such initial terms of office shall lapse immediately after the close of the first annual general meeting of shareholders held after four or five years (as applicable) have lapsed since the Governance Effective Time
(with the exception of Benoît Ribadeau-Dumas, whose initial term shall lapse immediately after the close of the first annual general meeting of shareholders held after two years have lapsed since the 2023 AGM). Under Articles of Association, after the initial term, the term of office of the Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office shall lapse immediately after the close of the first annual general meeting of shareholders held two years following the appointment. Each Director may be reappointed for an unlimited number of terms.
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
Notwithstanding the above:
•if the number of Stellantis common shares held by BPI, and/or any of its affiliates, or EPF/Peugeot Invest, and/
or any of their affiliates, falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, such shareholder will no longer be entitled to nominate a Director (in which case, any Director nominated by BPI or EPF/Peugeot Invest, as the case may be, will be required to resign as promptly as reasonably practicable (and in any case, within ten days of the relevant threshold no longer being met)); and
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
Additionally, the Articles of Association provide that the nomination rights of a Nominating Shareholder lapse upon a Change of Control of such Nominating Shareholder. A “Change of Control” is defined in Article 1.1. of the Stellantis
Articles of Association as any direct or indirect transfer carried out by a shareholder that is not an individual through one or a series of related transactions as a result of which (i) a majority of the voting rights in such shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, management board or similar governing body of such shareholder has been transferred to the transferee of such shares, provided that no Change of Control will be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same controlling person, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree, (c) the fair market value of the Qualifying Common Shares (as defined under “—Loyalty Voting Structure”)
held by such shareholder represents less than 20 percent of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of Stellantis, are not otherwise material to the Transferred Group or the change of control transaction.

Article 1.1 of the Articles of Association defines “Transferred Group” as the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same Change of Control transaction.
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
Issuance of shares
The general meeting of shareholders, or alternatively the Board of Directors if it has been designated to do so at the general meeting of shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares.
The Board of Directors has been irrevocably authorized, for a period of three years from January 16, 2021 to issue common shares and rights to subscribe for common shares up to in aggregate (i) ten percent of the issued common shares for general corporate purposes as of January 16, 2021, plus (ii) an additional ten percent of the issued common shares as of such date, if the issuance and/or the granting of rights to subscribe for common shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors. The Board of Directors will also be designated, for a period of three years from January 16, 2021, as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the foregoing authority of the Board of Directors to issue Stellantis common shares and grant rights to subscribe for
Stellantis common shares. Refer to the “Rights of Pre-emption” section elsewhere in this report. The general meeting of shareholders held on April 13, 2023 resolved to extend the authorization of the Board of Directors as per the date it lapses up to and including October 12, 2024 (being the date 18 months from the date of the 2023 General Meeting of Shareholders).
The new authorization is limited to 10 percent of the issued common shares for general corporate purposes as per the date of the 2023 General Meeting of Shareholders (April 13, 2023) and can be used for any and all purposes.
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
The Board of Directors is irrevocably designated in the Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of three years from January 16, 2021, in connection with the relevant authority to issue Stellantis common shares referred to under “—Issuance of Shares”, which designation may be extended by the general meeting of shareholders for additional periods up to a maximum of five years per period. The general meeting of shareholders held on April 13, 2023 resolved to extend the authorization of the Board of Directors as per the date it lapses up to and including October 12, 2024 (being the date 18 months from the date of the 2023 General Meeting of Shareholders).
The new authorization is limited to the new authority to issue Stellantis common shares referred to under “—Issuance of
Shares”.
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

Stellantis common shares are freely transferable. The number of Stellantis common shares registered in the Loyalty
Register pursuant to Stellantis’ loyalty voting structure and special voting shares is subject to the transfer restrictions described under “—General Meeting of Shareholders and Voting Rights—General Meetings and —Loyalty Voting Structure
—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares”.
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
Holders of special voting shares shall not receive any dividends in respect of the special voting shares; however,
Stellantis shall maintain a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares (as further described under “—Loyalty Voting Structure —
General Meeting of Shareholders and —Voting Rights—General Meetings”). A distribution from the Special Voting Shares
Dividend Reserve or the (partial) release of the Special Voting Shares Dividend Reserve, shall require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares, and shall be made exclusively to the holders of special voting shares in proportion to the aggregate nominal value of their special voting shares.
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

Liability of Directors
Under Dutch law, the management of a company with a one-tier board structure like Stellantis is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to Stellantis for damages in the event of improper or negligent performance of his or her duties. Furthermore, members of the Board of Directors can be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Directors are jointly and severally liable for failure of one or more Directors. However, an individual Director may be exempted from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks between the
Directors. In certain circumstances, Directors may incur additional specific civil and criminal liabilities.
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
Loyalty Voting Structure
Stellantis adopted the loyalty voting structure as summarized below on January 17, 2021.
Shareholders of Stellantis may at any time elect to participate in the loyalty voting structure by requesting that
Stellantis registers all or some of their common shares in a separate register (the “Loyalty Register”). The registration of common shares in the Loyalty Register blocks such shares from trading in the Regular Trading Systems. If such number of common shares (the “Electing Common Shares”) have been registered in the Loyalty Register (and thus blocked from trading in the Regular Trading Systems) for an uninterrupted period of three years in the name of the same shareholder (such a share a “Qualifying Common Share”), the relevant shareholder becomes eligible to receive one class A special voting share for each Qualifying Common Share. If, at any time, such common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose its entitlement to hold a corresponding number of special voting shares.
From January 17, 2021, shareholders will only be able to receive class A special voting shares and not class B special voting shares. Class B special voting shares were created at the Governance Effective Time in order to be held by FCA shareholders
(other than Exor) who held FCA special voting shares prior to such time. In December 2022 all class B special voting shares were exchanged for class A special voting shares in accordance with the Terms and Conditions of Special Voting Shares.
A holder of Electing Common Shares or Qualifying Common Shares may at any time request the de-registration of some or all of the number of such shares from the Loyalty Register, which will allow such shareholder to freely trade such common shares. From the moment of such a request, the holder of Electing Common Shares or Qualifying Common Shares shall be considered to have waived his or her rights to cast any votes associated with such special voting shares to be de-
registered from the Loyalty Register. Upon the de-registration from the Loyalty Register, the relevant number of common shares will therefore cease to be Electing Common Shares or Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the relevant special voting shares will be acquired by Stellantis for no consideration (om niet) in accordance with the Terms and Conditions of Special Voting Shares.
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
Special Capital Reserve
Stellantis will maintain a separate capital reserve for the purpose of facilitating any issuance or cancellation of special voting shares. No distribution shall be made from the special capital reserve, except that the Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-
allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

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
General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (including Schiphol Airport), the
Netherlands, and shall be called by the Board of Directors, the Chairman, the Senior Independent Director or the CEO, in
such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the 42nd day prior to the day of the meeting. All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on Stellantis’ corporate website and such an announcement shall remain accessible until the relevant general meeting of shareholders.

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

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted. Voting by acclamation shall be permitted if none of the shareholders present or represented objects. No voting rights shall be exercised in the general meeting of shareholders for common shares owned by the Company or by a subsidiary of the Company. However, pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall not be excluded from exercising their voting rights if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.
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
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines, and cease-
and-desist orders (and the publication of such penalties, fines and orders), imprisonment or other sanctions.
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
•information is deemed to be of a precise nature if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (e.g. Stellantis’ common shares) or the related derivative financial instrument. In this respect, in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be information of precise nature;
and
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
The Board of Directors approved the Stellantis Code of Conduct on March 2, 2021, as further described below, and on February 22, 2022, the Board of Directors adopted the Diversity Policy of the Board of Directors, the Profile of non-
Executive Directors and the Policy on Bilateral Contacts with Shareholders.
On September 25, 2023 the Board of Directors updated the Diversity Policy for Board of Directors in accordance with the Dutch Corporate Governance Code as approved on December 20, 2022 and renamed it as Diversity and Inclusion
Policy for the Composition of the Board of Directors.

Code of Conduct
The Stellantis Board of Directors adopted the new “Stellantis Code of Conduct” (the “Code”) on March 2, 2021.
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
The Code establishes our engagement with sustainable practices and environmental protection, our commitment to an inclusive workplace, with explicit reference to the United Nations Universal Declaration of Human Rights and the ILO
declaration on fundamental principles and rights at work, and our respect for the law, including laws regarding safety, emissions, data privacy, anti-corruption, trade controls, and others.
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
On February 12, 2024, the Code was revised and updated to incorporate recent benchmarking and best practices.
The revisions primarily focus on emphasizing Stellantis' commitment to human rights through a dedicated paragraph, providing up-to-date and relevant examples, increasing the visibility of the Integrity Helpline, and enhancing the section that addresses managers' and employees' responsibilities.
The Code is supplemented by a set of policies and procedures that will be reviewed on an annual basis for the applicability and effectiveness.
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
(c) disclose conflicts of interest that can affect job performance; and
(d) ask a question concerning the Code.
Retaliation against anyone who reports a matter in good faith is strictly prohibited and will be subject to disciplinary action up to including termination.

Stellantis closely monitors the effectiveness of and compliance with the Code through appropriate governance and oversight by the Ethics and Compliance Committee and implementation of the Company’s compliance roadmap, which is the result of, among other things, an analysis and investigation of the allegations made in the Integrity Helpline, benchmarking, risk assessments, and auditing. On a regular basis, the Chief Audit and Compliance Officer informs the Chief Executive
Officer and the Audit Committee on the major findings. For all Code violations, remedial actions taken are commensurate with the seriousness of the case and comply with local legislation.
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
Diversity and Inclusion Policy for the Composition of the Board of Directors
On February 22, 2022, the Board of Directors adopted a revised diversity policy for the Board of Directors (the
“Diversity Policy”); on September 25, 2023 the Board of Directors updated the Diversity Policy for Board of Directors in accordance with the Dutch Corporate Governance Code as adopted on December 20, 2022 (and effective as of January 1,
2023) and renamed it as Diversity and Inclusion Policy for the Composition of the Board of Directors. Diversity & Inclusion
is one of Stellantis’ core values and members of the Board of Directors and its committees are selected on the basis of expertise, experience, personal qualities, age, sex or gender identity, nationality and personal background, as the Company believes that diversity in the composition of the Board of Directors in such terms is an important means of promoting debate, balanced decision-making, and independent actions of the Board of Directors. Members of the Board of Directors are
selected on the basis of professional and personal qualifications in a manner designed to ensure sufficiently diverse and complementary skills to enable these members to oversee the Company’s strategy. The members’ skills relate to their specific operational experiences or their experience as a member of the board of other corporations overseeing major challenges.
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
There will be an overriding emphasis based on merit when nominating candidates for vacancies of the Board of
Directors but within that scope the Company applies the following diversity aspects to the Board of Directors: age, sex or gender identity, expertise, experience, personal qualities, work and personal background and nationality. The Company considers each of these aspects key drivers to support the above-mentioned goals and to achieve sufficient diversity of views and the expertise needed for a proper understanding of current affairs and longer-term risks and opportunities related to the
Company's business. The Board of Directors and its ESG Committee consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.

Stellantis has determined that the objective of this Policy, with an overriding emphasis based on merit, is that: a) at least 40 percent of the seats of the Board of Directors are occupied by women and that in 2025, as soon as the resolutions taken by shareholders in the context of the merger will expire and the renewal of seven members out of our eleven of the
Board of Directors will become feasible, the composition of the Board of Directors will meet this target; b) the nationality of the members of the Board of Directors shall be reasonably consistent with the geographic footprint of Stellantis’ business and no nationality should count for more than 60 percent of the members of the Board of Directors; and c) the age of the members of the Board of Directors should be more diverse by having one or more members of the Board of Directors aged under 50 at the day of their nomination. It being understood that in the selection of a candidate on the basis of the defined diversity criteria, rules, and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability, or sexual orientation) will be taken into account.
To ensure its correct implementation the Policy has been embedded in the Company in various ways. The targets mentioned above will be taken into account in (a) in the appointment and nomination of executive directors, and (b) in the adoption of a profile for non-executive directors as well as in nominating and recommending non-executive directors. The
ESG Committee will be responsible for assisting and advising the Board of Directors with, to the extent relevant for purpose of this Policy: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as
Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) proposals for election of executive and non-executive Directors; (v) supervision of the selection criteria and appointment procedure for senior management. If members of the Board of Directors are put up for election by the general meeting, the profile that will be presented to the general meeting will contain sufficient information for the shareholders to understand the background of the proposed member of the Board of Directors and its alignment with this Policy. In addition, the Diversity and Inclusion Policy has been taken into account in the adoption of a profile for non-executive Directors. In the 2022 financial year, the targets relating to nationality and age have been realized. Three out of nine non-executive Directors are female Board Members representing one third of the non-executive Directors and 27 percent of the whole Board of Directors. As described above, as per 2025, it is envisaged that the composition of the Board of Directors will meet the target that at least 40 percent of the seats of the Board of Directors are occupied by women.
Compliance with Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate, among other things, relations between the Board of Directors and the shareholders (including the general meeting of shareholders). The
Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) sustainable long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting of shareholders; and
(v) one-tier governance structure.
Dutch companies whose shares are listed on a regulated market, such as Euronext Milan or Euronext Paris, or comparable system, such as the NYSE, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to depart from it.
Stellantis acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code as amended in 2022.
While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure applies the following best practice provisions as follows:
•The initial term of appointment of the Chairman, Chief Executive Officer, Senior Independent Director and
Vice Chairman amounts to five years instead of the maximum period of 4-years referred to in best practice provision 2.2.2. by the Dutch Corporate Governance Code. FCA and PSA agreed upon such initial term as part of the merger negotiations between both parties and taking into account the best interests of the Company;
•The Company does not have a retirement schedule as referred to in best practice provision 2.2.4. of the Dutch
Corporate Governance Code, because, pursuant to the Articles of Association, the term of office of the Directors is approximately two years;

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
Pursuant to Board of Directors’ Regulations, the Chairman, or in his or her absence the Senior Independent
Director, or in his or her absence, any other non-executive Director chosen by a majority of the Directors present at a meeting, will preside at a meeting of the Board of Directors. In addition, the Chairman of Stellantis acts as contact person for individual Directors regarding any conflict of interest of the Senior Independent
Director. It is believed that this is sufficient to ensure that the functions assigned to the vice-chairperson by the
Dutch Corporate Governance Code are properly discharged; and
•Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every executive and non-
executive Director nominated for appointment should attend the general meeting of shareholders at which votes will be cast on his or her nomination. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company’s general meeting of shareholders is well informed in respect of the nominees for (re)appointment and, in practice, only the executive Directors will therefore be present at the general meeting of shareholders.
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
•The NYSE requires that when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report filed with the SEC) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination;
•The Audit Committee is elected by the Board of Directors and is comprised of at least three independent
Directors. Audit Committee members are also required (i) not to have any material relationship with the
Company or to serve as auditors or accountants for the Company; (ii) to be “independent” for the purposes of
NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be
“financially literate” and have “accounting or selected financial management expertise” (as determined by the
Board of Directors). Furthermore, the Audit Committee may not be chaired by the Chairperson of the Board of
Directors or by a former executive of the Company. Currently, the Audit Committee consists of Ann Frances
Godbehere (Chairperson), Wan Ling Martello, Henri de Castries and Fiona Clare Cicconi;
•In contrast to NYSE rules applicable to U.S. companies which require that external auditors be appointed by the
Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a general meeting of shareholders. Our
Audit Committee is responsible for the recommendation to the shareholders of the appointment or dismissal and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm;
•NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement; however, the Dutch Corporate Governance Code also requires us to have a
Remuneration Committee and a selection and appointment committee. There is no specific requirement as to the name of the selection and appointment committee (which we call our ESG Committee) and about its function being exclusive. Our Remuneration Committee Charter states that more than half of the members of the
Remuneration Committee must be independent under the Dutch Corporate Governance Code. Three out of five of the current members of the Remuneration Committee are independent under both the NYSE rules and the
Dutch Corporate Governance Code; and

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
Cybersecurity
Risk management and strategy
Our cybersecurity risks are managed through continuous processes of monitoring known routes of access to our systems, blocking potential threats and assessing identified incidents. Certain of these processes specifically focus on systems belonging to our supplier or third party service providers, including through testing, assessments and contractual requirements. Our cybersecurity risk management processes are confirmed by external risk assessments and NIST 800-53 security control audits conducted by global consulting firms with deep cybersecurity and risk management expertise.
Cybersecurity risks identified through external audits and industry benchmarking are prioritized by impact and likelihood and integrated into our information technology function’s overall risk management program. The most relevant cybersecurity risks are then incorporated into the overall risk assessment that forms a part of our ERM framework. Please see the “RISK MANAGEMENT” section in this report for a description of our ERM framework.
To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company and are not expected to be reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please refer to “Risk Factors – Risks Related to Our Business,
Strategy and Operations” in this report for a description of ongoing risks from cybersecurity threats that, if realized, could materially affect the Company.
Governance
Our Board of Directors has delegated cybersecurity risk oversight to the Audit Committee. Our Chief Digital
Information Officer (“CDIO”) and Chief Information Security Officer (“CISO”) update the Audit Committee regarding cybersecurity risks and significant incidents. In turn, the Board of Directors receives an overview of cybersecurity matters as part of its regular reports from the Audit Committee.
Cybersecurity risks are also considered by the Board of Directors as part of their regular review of risk management and covered by the annual internal audit plan reviewed and approved by the Audit Committee.
We have also established the Global Cybersecurity and Data Privacy Committee, which meets regularly and provides management-level oversight of our global security program, including in connection with cybersecurity, data privacy and related strategy. The committee is chaired by our Chief Human Resources & Transformation Officer and
includes senior executives from engineering, finance, risk management, internal audit, legal and manufacturing functions.
On a day-to-day basis, our processes for identifying, tracking and managing cybersecurity risk are primarily conducted by the Cybersecurity Department within our information technology function. The Cybersecurity Department is led by our CISO, a seasoned cybersecurity expert with more than a decade of experience dealing with major cybersecurity threats. Our CISO reports directly to the CDIO, an experienced information technology and cybersecurity leader with nearly
30 years of global information technology experience spanning multiple industries.
When an incident is identified, dedicated teams within our Cybersecurity Department work to identify and contain the scope, while following standardized processes for internal notification and escalation to senior management and the
Board of Directors.

Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation
Not Applicable.
Report of the Non-Executive Directors
Introduction
This report renders an account of the supervision exercised by the non-executive Directors of Stellantis in the 2023 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
It was the responsibility of the non-executive Directors of Stellantis to supervise the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprise, including the implementation of the strategy of Stellantis regarding sustainable long-term value creation. In so doing, the non-executive Directors of
Stellantis acted solely in the interest of Stellantis. With a view to maintaining supervision on Stellantis, during the 2023 financial year the non-executive Directors of Stellantis regularly discussed Stellantis’ long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors of Stellantis.
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
Regardless of an allocation of tasks, all Directors of Stellantis remained collectively responsible for oversight of the strategy and management of the Company with particular focus on the development and supervision of the strategy for sustainable long-term value creation (including supervision thereof in case of non-executive Directors of Stellantis).
The composition of the Stellantis Board of Directors during the year ended December 31, 2023, was as follows:

Year of Birth	Name		Nationality
1976	J. Elkann	M	Italian
1958	C. Tavares	M	Portuguese
1950	R. Peugeot	M	French
1954	H. De Castries	M	French
1975	A. Agnelli(1)	M	Italian
1972	B. Ribadeau-Dumas(2)	M	French
1966	F. C. Cicconi	F	British – Italian
1957	J. De Saint-Exupery	M	French
1963	N. Dufourcq	M	French
1955	A. F. Godbehere	F	Canadian - British
1958	W. L. Martello	F	U.S.
1972	K. Scott	M	U.S.
________________________________________________________________________________________________________________________________________________
(1) Mr. Andrea Agnelli resigned from his position as member of the Board of Directors effective at the 2023 Annual General Meeting, held on April 13, 2023
(2) Mr. Benoît Ribadeau-Dumas was appointed as non-executive director at the 2023 Annual General Meeting held on April 13, 2023, with effect from the same date
Details of the current composition of the Board of Directors (including the non-executive Directors) and its committees are set forth in the section “Board of Directors” above.
Supervision by the non-executive Directors
The non-executive Directors, being part of the Stellantis’ one-tier Board of Directors, participate in all the board meetings and are fully involved in any discussion and resolution, including strategies and related implementation. In addition, the non-executive Directors cover all the positions of the Committees of the Board of Directors.

The non-executive Directors of Stellantis supervised the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprises. In so doing, during the 2023 financial year the non-executive
Directors of Stellantis have also focused on key areas such as strategy, sustainable long-term value creation, climate change, culture, diversity, human resources, as well as the effectiveness of Stellantis’ internal risk management and control systems, the integrity and quality of the financial reporting and Stellantis’ long-term business plans, the implementation of such plans and the associated risks. The non-executive Directors also discussed regular business updates, brand, region and function reviews, technology reviews, strategic plan updates, competitive scenario analysis, risk management, budget review, ESG reviews, ERM, cybersecurity, as well as major transactions, shareholder engagement.
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
According to the Audit Committee charter in place in 2023, the responsibilities of the Audit Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) the integrity of Stellantis’ financial statements, including any published interim reports; (2) Stellantis ' policy on tax planning adopted by management; (3)
Stellantis ' financing; (4) the application by Stellantis of information and communication technology; (5) the system of internal controls that Stellantis ' management and/or Stellantis ' Board of Directors established; (6) Stellantis ' compliance with legal and regulatory requirements; (7) Stellantis ' compliance with recommendations and observations of internal and independent auditors; (8) Stellantis ' policies and procedures for addressing certain actual or perceived conflicts of interest;
(9) the qualifications, independence and remunerations of Stellantis ' independent auditors and any non-audit services provided to Stellantis by the independent auditors; (10) the functioning of Stellantis ' internal auditors and independent auditors; (11) risk management guidelines and policies; and (12) the implementation and effectiveness of Stellantis ' ethics and compliance program.
The Stellantis Audit Committee consisted of Ms. Ann Frances Godbehere (Chairperson), Ms. Wan Ling Martello,
Mr. Henri de Castries and Ms. Fiona Clare Cicconi.
During 2023, ten meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 90.83 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of the main areas such as synergies, enterprise risk management, treasury, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity matters. The Audit Committee also presided over the audit tender process to select the Company's new auditor, starting in 2024, due to the mandatory rotation requirements in the Netherlands.
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
According to the Remuneration Committee charter in place in 2023, the responsibilities of the Remuneration
Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) compensation for executive Directors; (2) Stellantis’ remuneration policy; (3) compensation of non-executive Directors; and (4) remuneration reports.
The Stellantis Remuneration Committee consisted of Ms. Wan Ling Martello (Chairperson), Mr. Ribadeau-Dumas,
Mr. De Castries, Ms. Cicconi and Mr. Peugeot.

During 2023, three meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings. The Remuneration Committee reviewed the 2023 Remuneration Report and carefully assessed the shareholders’ feedback on 2022 Remuneration Report; in addition, it recommended to the Board of Directors to amend the Company's Remuneration Policy. Details of the activities of the Remuneration Committee are included in the
REMUNERATION REPORT section included elsewhere in this report.
According to the ESG Committee charter in place in 2023, the responsibilities of the ESG Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries;
(2) reviewing, assessing and making recommendations regarding significant emerging and current trends and stakeholders’
views regarding ESG matters in addition to the review of the Company’s annual Sustainability Report; (3) drawing up the selection criteria and appointment procedures for Directors; (4) periodic assessment of the size and composition of the
Stellantis Board of Directors and as appropriate making proposals for a composition profile of the Stellantis Board of
Directors; (5) periodic assessment of the performance of individual directors and reporting on this to the Stellantis Board of
Directors; (6) proposals to the non-executive Directors for the nomination and re-nomination of Directors to be elected by the
Stellantis shareholders and (7) supervision of the policy on the selection and appointment criteria for senior management and on succession planning
The Stellantis ESG Committee consisted of Mr. de Castries (Chairperson), Mr. Ribadeau-Dumas, Ms. Cicconi, Mr.
Dufourcq and Mr. Scott.
During 2023, three meetings of the Stellantis ESG Committee were held with 100 percent attendance of its members at those meetings. The ESG Committee reviews the Company’s ESG roadmap, achievements and disclosures in accordance with 2030 Dare Forward Plan and its implementation. In addition, the ESG Committee periodically assesses the performance of individual directors and reports on this to the Board of Directors. In 2023, the ESG Committee assisted the Board by reviewing the update of the Diversity and Inclusion Policy for the Composition of the Board of Directors, the updated Dutch
Corporate Governance Code, and discussing items related to climate change, such as reduction of fuel emission, electrification, circular economy and stakeholders’ engagement. The ESG Committee members participated in updates led by management teams and designed to provide them with adequate information in the fields of the Company transformation through the development of human capital, the global philanthropy strategy, global, European and U.S. trends in governance and new EU and U.S. rules related to sustainability reporting in force starting 2024.
According to the profile of non-executive directors approved in 2022, the Stellantis Board of Directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background, and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-
economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. The size and composition of the board of directors also allows for a mix of skills and experience that is adequate in terms of the size of the Company and its Group, as well as the complexity and specific characteristics of the sectors in which the
Company’s group operates and the geographic distribution of its businesses. Stellantis non-executive directors are selected and recommended according to the following selection criteria: (a) background/education/training/degrees; (b) (international)
experience; (c) skills; (d) nationality; (e) age and gender; (f) independence; and (g) diversity. In selecting and nominating new non-executive directors, the Company shall ensure that such new directors complement the knowledge and experience of the other non-executive directors and that the Diversity and Inclusion policy of the board of directors is taken into account.
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
During the 2023 financial year, the non-executive Directors of Stellantis supervised the adoption and implementation of the strategies and policies by Stellantis, received updates on legal and compliance matters, and they were regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors of
Stellantis also reviewed the reports of the Board of Directors of Stellantis and its committees, the ESG achievement and objectives.

During 2023, there were six meetings of the Board of Directors. Portions of these meetings took place without the executive Directors of Stellantis being present. The average attendance at those meetings was 95.45 percent. An overview of the attendance of the individual Directors per meeting of the Board of Directors of Stellantis and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Remuneration Committee
John Elkann	6/6
Carlos Tavares	6/6
Robert Peugeot	6/6			3/3
Henri de Castries	6/6	10/10	3/3	3/3
Andrea Agnelli	1/1		1/1	1/1
Benoît Ribadeau-Dumas	5/5		1/1	2/2
Fiona Clare Cicconi	5/6		3/3	3/3
Jacques de Saint-Exupery	6/6
Nicolas Dufourcq	6/6		3/3
Ann Frances Godbehere	6/6	10/10
Wan Ling Martello	5/6	8/10		3/3
Kevin Scott	5/6		3/3
________________________________________________________________________________________________________________________________________________
All the current Board members were appointed as directors at the extraordinary general meeting of shareholders held on January 4, 2021, as of January 17, 2021, with the sole exception of Mr. Benoît Ribadeau-Dumas, who was appointed as director at the 2023 Annual General Meeting held on April 13, 2023, with effect from the same date
During these meetings, the key topics discussed were, amongst others: the long-term strategic plan “Dare Forward
2030”; the Stellantis’ strategy including the electrification, batteries and software strategy; analysis of investments, the
Stellantis’ financial results and reporting, business performance by segment, the share buyback, acquisitions and divestitures, executive compensation, product plan and technological developments, brand, region and function reviews, competitive scenarios, brands’ strategy, risk management, legal and compliance matters, environmental-social-governance key targets and related roadmap, human resources, talent management, diversity and inclusion, culture and the Remuneration Report; the updated Diversity and Inclusion Policy.
Main topics discussed with Directors include the following:
•auto OEM business overview with a focus on geographic presence, corporate footprint, R&D methodologies and applications;
•new product development process including solutions to reduce vehicles CO2 emissions, notably through electrification, in line with the climate change challenge;
•technological challenges, including software developments driving innovation in the industry and customer experience; and
•auto OEM strategy plans, new emerging players and disruptive innovation and business models.
Independence of the non-executive Directors
The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch
Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive
Directors and requires under most circumstances that a majority of the non-executive Directors be “independent.”
The Board of Directors determined that, in 2023, six non-executive members of Stellantis’ eleven Board of Directors members qualified as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate
Governance Code. The remaining directors, being John Elkann, Carlos Tavares, Robert Peugeot, Benoît Ribadeau-Dumas
and Jacques de Saint-Exupery, did not qualify as independent for the purposes referred to in the preceding sentence.

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

For purposes of the Dutch Corporate Governance Code (2.1.8), a non-executive director is “independent” if, in short, neither the director, nor the director’s spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree: (i) is an employee or executive director of the company (or an issuing institution associated with the company) in the five years prior to his or her appointment; (ii) receives personal financial compensation from the
Company, or an entity associated with the Company, other than the compensation received for the work performed as a non-
executive director and in so far as this is not in keeping with the normal course of business; (iii) has, or has had in the year prior to his appointment, an important business relationship with the Company, or an entity associated with it; (iv) is a member of the management board of a company in which an executive director of the Company is a supervisory director or a non-executive director; (v) has temporarily performed management duties during the previous twelve months in the absence or incapacity of the executive directors of the Company; (vi) has a shareholding in the Company of at least ten percent, taking into account the shareholding of natural persons or legal entities collaborating with him on the basis of an express or tacit, verbal or written agreement; or (vii) is a member of the management board or supervisory board, an executive director or non-executive director, or representative, of a legal entity which directly or indirectly holds at least ten percent of the shares in the Company, unless such entity is a member of the same group as the Company.
Evaluation by the non-executive Directors
The non-executive Directors of Stellantis were responsible for supervising the Stellantis Board of Directors and its committees, as well as the individual executive and non-executive Directors of Stellantis, and are assisted by the ESG
Committee in this respect.
Each year, the Board of Directors, with a prominent role for the Non-Executive Directors, reviews and discusses its own functioning and performance, as well as the functioning of its Committees and individual Directors. In 2023, the evaluation of the Board and its Committees consisted of a self-assessment facilitated by written questionnaires. In addition, the Senior Non-Executive Director held individual discussions with the Directors. The results of the evaluation were discussed by the Board at one of its meetings during which the Board received the feedback and recommendations of the
Senior Non-Executive Director and discussed the overall functioning of the Board and of the individual Directors. The process took place in the second half of 2023 and was completed in early 2024. The main topics of the questionnaire related to the composition, competence, quality of meetings, quality and timeliness of meeting information, Board oversight and engagement, and the functioning of the Board Committees. The overall conclusion on the composition and functioning of the
Board is good and supportive. The appropriateness of the size and composition of the Board and the Committees, as well as the Board Regulations and the Committee Charters were confirmed. The effectiveness and organization of meetings and related agendas and participation were positively assessed. The open and constructive Board discussions, in particular the discussions on purpose and long-term strategy, were positively assessed by the Directors. Discussions during the year on the strategic plan, strategic transaction, regions, brands, ESG matters, talent management and human resources policies, and enterprise risk management were appreciated. The review also focused on the diversity of the Board and the composition of the Committees, the workload and the distribution of responsibilities among the Committees. A conclusion that could be drawn from the above, and in accordance with best practice provision 2.2.8 of the Dutch Corporate Governance Code, is that the Board would like to further rationalize the distribution of tasks among the committees and reserve more time at Board meetings for matters of interest to the Board.
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

Also, pursuant to Stellantis’ Remuneration Committee Charter, in 2021 the Compensation Committee recommended the Amendment of the Remuneration Policy of the Board of Directors, also in view of the size of the Company following the merger, implemented and oversaw the Remuneration Policy as it applied to non-executive Directors of Stellantis, executive
Directors of Stellantis and senior officers reporting directly to the executive Directors of Stellantis. In 2023 the Remuneration
Committee recommended to the Board of Directors to amend the Company's Remuneration Policy and the revised
Remuneration Policy of the Board of Directors was approved by the general meeting of shareholders as of April 13, 2023.
The Remuneration Committee administered all of the equity incentive plans and deferred compensation benefits plans of
Stellantis. On the basis of the assessments performed, the non-executive Directors determined the remuneration of the executive Directors of Stellantis. Furthermore, the Remuneration Committee recommended the review and approval of the
Long-Term Incentive (“LTI”) Plan and one-time award for the CEO.
The non-executive Directors have supervised the performance of Stellantis’ Audit Committee, Remuneration
Committee and ESG Committee.

REMUNERATION REPORT
This Remuneration Report provides an overview of our remuneration policy and practices, its application in 2023, and proposed future changes. It has been approved by the Remuneration Committee of the Board of Directors.
Letter from the Chairperson of the Remuneration Committee
Dear Shareholders,
I present Stellantis’ 2023 Remuneration Report on behalf of the Remuneration Committee of the Board of Directors.
As a Board, we recognize remuneration can be a sensitive and complex issue for shareholders and wider stakeholders. The responsibility of retaining and attracting world class executives in a global corporation and ensuring an appropriate incentive structure, which delivers in the uncertain economic conditions we are living in, is challenging but it is a responsibility which we are fully committed to discharge in the interests of all stakeholders. Given the 80.4 percent approval of the 2022
Remuneration Report and 93 percent approval of the Remuneration Policy, we remain committed to continue our dialogue with our shareholders to understand and reflect shared feedback. In response to the feedback we received, we continue to improve the transparency of our Remuneration Report which reflects a number of changes made to our executive compensation program effective January 1, 2023.
We consulted with 74 percent of our top fifty institutional shareholders over the course of two rounds of engagement throughout 2023 and in early 2024. We sought feedback on the 2023 AGM vote, changes made to the 2023 executive compensation incentive plans going forward and discussed alignment of the executive compensation program with the long-
term Company strategy given best interests of shareholders in mind.
The conversations throughout the outreach process proved that many shareholders share our common views about our compensation philosophy and approach. The feedback we received from our shareholders led to the following changes of our executive compensation program and disclosure:

Executive Compensation changes made in 2023
•The LTI plan consists of 100% Performance Share Units (“PSUs” for the Executive Directors) beginning with the
2023 grant, as amended to the Remuneration Policy and approved by Shareholders at the 2023 AGM held on April
13, 2023.

•The Total Shareholder Return (“TSR”) metric, beginning with the 2023 LTI grant, does not allow for any vesting/ payout for below-median performance.
•We improved our message as to how our global footprint is reflected in benchmarking our executive compensation with our peer group and how our incentives reflect the Company’s bold strategy to transform itself to a sustainable mobility tech company – emphasizing the electrification and software of its vehicles, followed with its ambitious
DARE FORWARD 2030 plan for carbon net zero in 2038 with single-digit percentage compensation of the remaining emissions.

•We enhanced the transparency of the Remuneration Report with more detail of setting our incentive performance targets and performance achievement, in particular that of the CEO Transformation Award’s milestones/goals and how it is aligned with the Company’s long-term strategy and shareholders’ interests.

As we continue our journey in adding shareholder value, I hope that our shareholders vote in favor of this year’s
Remuneration Report. Based on our extensive consultation process with shareholders, we firmly believe that the changes introduced, and greater transparency, will be supported by shareholders.
I would like to thank our shareholders for their insights and engagement over the past two years and welcome their feedback on this year’s Remuneration Report, which will be submitted for an advisory vote at our AGM on April 16, 2024.
For more information, please refer to the AGM agenda at www.stellantis.com.
Wan Ling Martello
Chair, Remuneration Committee

Stellantis – An extraordinary point in our short history
The year 2021 was an unparalleled and unprecedented moment in time for Stellantis.
Not only did the Company, along with the rest of the world had to face the COVID pandemic challenges, but also we had to (1) merge two large global automotive organizations with very different global footprints and cultures, and (2) face an extraordinary shift in the industry to electrification and technology.
Throughout this remuneration report, you will find our Company performance across profitability, generating cash, total shareholder return, and the achievement of key electrification milestones. It is for these reasons our compensation program delivers fairly at a high level – only when the Company performs at a high level.
Our Company’s Performance
Since Stellantis was first formed on January 17, 2021, the Company has posted record results, accelerated the realization of merger synergies and built solid commercial performance. This has been driven by our clear focus on speed of execution since day one and continued throughout 2023 under the leadership of our CEO, all while leading the fast pace of transformation towards a sustainable tech mobility company.
After having unveiled its ambitious electrification and software plans in July 2021 with planned investments of more than €30 billion through 2025 and strong partnerships announced in battery technology, battery raw materials and software.
Stellantis presented in March 2022 its DARE FORWARD 2030 Plan: a bold strategic plan that paves the way for the
Company to achieve carbon net zero by 2038 and build upon three fundamentals pillars that will lead the Company to achievement of it financial ambition of doubling our net revenues by 2030 (versus 2021) and sustaining double-digit adjusted operating income margins throughout the decade.

Extraordinary Total Shareholder Return
Since the inception of Stellantis in January 2021, the Company’s share price has outperformed the industry’s OEM peer average and the S&P 500 by a significant margin:
Stellantis continues to lead the industry in financial performance, as represented in our first half 2023 results, continuing through strong performance to the end of 2023:

How did we pay for our performance?
Our incentive programs are based on our pay-for-performance principles and includes all employees of the
Company globally. Incentives based on performance come in the form of an annual bonus plan or a profit-sharing plan –
plans that are based on achievement of strategic, annual goals. Our pay-for-performance approach in compensation covers all employees of the Company – where substantially all employees share in the success for the year. Furthermore, the profitable success of the Company is reflective of the cash dividends we provide to our shareholders.
The chart below provides a summary of the total performance incentives we paid to our employees as well as the total dividends declared from 2021 through 2023. Beginning in 2023, the Company implemented an employee share purchase plan (“Shares to Win”) for employees in France and Italy. The Shares to Win program will be extended to employees in other countries in 2024 and beyond.

	2021	2022	2023	Total
Performance Incentives & Profit Sharing (in million €)	€1,995	€2,047	€1,855	€5,897
Employee Stock Purchase Plan - rollout in 2023 (in million €)	—	—	€36	€36
Dividends to Shareholders (in million €)	€3,300	€4,200	€4,700(1)	€12,200
________________________________________________________________________________________________________________________________________________
(1) Subject to shareholder approval and is anticipated to be paid in 2024
Our Approach to Executive Remuneration
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
Facilitated by the announcement of our Dare Forward 2030 strategic plan targets in March 2022 and in line with the feedback from our shareholders, the details of the milestone targets set for the CEO Transformation Award will be disclosed beginning with this Remuneration Report. This approach is an important step toward further increasing transparency.
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
Competitiveness
Compensation will be competitive against the comparable global market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives. Considering competitiveness across both the European and U.S. talent market is essential given our global footprint.

Creating Long-term Shareholder Value	Performance targets triggering any variable compensation payment should align with the interests of shareholders and other stakeholders.
Compliance	Compensation policies and practices are designed to comply with applicable laws and corporate governance requirements.
Risk Prudence	The compensation structure and design should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company’s value.
Our Executive Remuneration Framework
The table below provides a high-level summary of the core elements of the remuneration for our Executive
Directors:

Remuneration Element	Key Feature	Alignment to Strategy and Shareholder Interests
Base Salary	Market-based fixed cash compensation set competitively to large global automobile manufacturers with the peer group.	Set at a level to attract, motivate and retain the best talents in global and/or regional markets.
Short Term Incentive Plan - Stellantis Annual Incentive Plan (“SAIP”)	Paid annually in cash; the CEO’s target opportunity is 200% of base salary and maximum opportunity is 400% of base salary. Board Chair is not eligible.	Incentivize delivery of performance against our pre-established and challenging annual strategic and financial goals.
LTI Plan	100% Performance Share Units (PSUs): Conditional rights on ordinary shares, with amounts earned subject to Company performance and a three-year vesting schedule.
Incentivize delivery of financial
performance and creation of long-term
sustainable value; demonstrates long-
term alignment with shareholder
interests. PSUs are 100% at-risk and
contingent upon Stellantis’
performance - no amounts are
guaranteed.

Share Ownership and Retention Guidelines
Executive Directors:
Six (6) x Annual Base Salary
Required to retain one hundred percent
(100%) of net, after-tax shares of
Common stock issued upon vesting and
settlement of any equity awards granted
until the fifth (5th) anniversary of the
grant date of such award.
Shares owned outright and any
unvested Restricted Stock Units
(RSUs) are counted for purposes of
satisfying the guideline. Unvested
PSUs are not considered.
Establishes long-term alignment with shareholders; promotes focus on management of company risks.
Retirement Benefits	Defined contribution retirement savings plan that is available to the CEO and all employees in the country of employment. The Chairman participates in a retiree health care benefit plan.	Provides appropriate retirement savings designed to be competitive in the relevant market.
Other Benefits & Allowances	Executive Directors may receive usual and customary fringe benefits such as severance, company vehicles, security, medical insurance, tax preparation, financial consulting and tax equalization.	Recognizes competitive practices.
CEO Transformation Incentive (One-time, long-term award)	One-time cash incentive with payout upon the achievement of innovative milestones/goals during a five-year period (2021-2025).	Designed to achieve results within an aggressive timeline toward carbon neutrality in mobility and technology.
CEO Shareholder Return Incentive (One-time, long-term award)
One-time equity incentive with payout
only if share price appreciates at least
80% for sixty consecutive days during
a five-year period (2021-2025).
50% of any payout is subject to an
additional 2-year holding period.
Directly aligned with Shareholder return on investment (absolute TSR).

Aligning Company Strategy with our Remuneration Framework
Our philosophy, approach and delivery of remuneration is strongly linked to the Company’s performance and interests of our shareholders. All elements of our compensation structure are market-driven with a significant portion (88.9 percent) of overall compensation (base salary, short-term incentive and long-term incentive) subject to performance risk for our CEO. The long-term incentive, Transformation Award and Shareholder Return Award are aligned with the long-term success and sustainability of Stellantis as it competes in a dynamic industry undergoing a significant transformation driven by electrification and software technologies.
Our Compensation Peer Group
The Remuneration Committee reviews each year the compensation peer group for compensation comparisons and makes any updates as needed to align with the established criteria and Company strategy. Additional companies may be considered for benchmarking particular executive/director compensation when necessary.
The Committee strives to identify a peer group that best reflects all aspects of Stellantis’ business and considers our global footprint, revenue, and market capitalization and/or enterprise value. It is important to note that to attract and retain our top executive talent, we need to consider a blend of both U.S. and European companies - as a significant portion of our business, revenue and profitability is driven by both regions. Given its global footprint, Stellantis has to be considered a global company.

________________________________________________________________________________________________________________________________________________
The allocation of revenues and profitability does not reflect the allocation to the operating segments
In addition to including U.S. and European automobile manufacturers, our peer group includes U.S. and European companies with a global presence that have significant manufacturing and/or engineering operations. We do not limit our peer group to our industry alone because we believe compensation practices at other large global multinational companies affect our ability to attract and retain diverse talent.
For 2023, the peer group approved by the Remuneration Committee is shown below (unchanged from 2022):

U.S. Companies		European Companies
•Boeing	•General Dynamics	•Airbus	•Renault
•Caterpillar	•General Electric	•ArcelorMittal	•Siemens
•Chevron	•General Motors	•BASF	•ThyssenKrupp
•Deere	•Honeywell	•BMW	•Total
•Exxon Mobil	•Lockheed Martin	•Continental	•Volkswagen
•Ford	•Raytheon Technologies	•Mercedes-Benz (formerly Daimler)	•Volvo
We review each element of compensation compared to the market and generally target our total direct compensation
(base salary, annual bonus and long-term incentives, or for Non-Executive Directors - retainers, meeting fees, committee service) for Directors, on average, to be at or near market median. Although we include large global non-automotive companies in our peer group, the remuneration used to benchmark Executive Director remuneration considers only the similarly sized global automotive companies of our peer group (Volkswagen, Mercedes-Benz, BMW, Renault, Ford and
General Motors).
In addition, we consider Stellantis’ relative size and scope against those of our peers in assessing and setting our pay levels and program designs for our Directors. An individual compensation element or an individual’s total direct compensation may be positioned above or below the market median because of his or her specific responsibilities, experience, and performance.

Pay for Performance
A key characteristic of Stellantis’ Remuneration Policy is pay for performance. All elements of our compensation structure – base salary, incentive compensation and benefits – are benchmarked with our Peer Group and are designed to align in driving shareholder value.
We believe it is important to look at how our CEO’s realizable pay compares to the Company’s performance. To evaluate how the executive compensation program is delivering value for shareholders, we analyze the alignment between
CEO pay with Company’s performance (since 2021) relative to the Peer Group. Since the financial performance data of our peers is not publicly available at the time of this report’s release, the pay-for-performance analysis reflects a one-year lag.
Given that 2021 was Stellantis’ inaugural year, we considered actual total cash compensation (base and bonus) over a two-year average period (2021 and 2022). Long-term incentive compensation was not considered in the analysis (for
Stellantis and the peer companies) since Stellantis did not have any post-merger granted LTI awards vest in 2021 and 2022
(merger to form Stellantis was in 2021).
Executive Pay: Actual Total Cash Compensation – average of 2021 & 2022
•Base salary received
•Actual short-term incentive bonus: Bonus amount earned based on 2021 & 2022 performance
•Long-term incentives and unique, one-time awards were not considered for Company and peers
Performance:
•Average 2021 & 2022 EBIT and Free Cash Flow as reported per each peer company’s most recent fiscal year end
The following charts illustrate the relative percentile ranking of the average 2021and 2022 actual Total Annual Cash
Compensation for Stellantis’ CEO as compared to the average 2021 and 2022 EBIT and 2021 and 2022 Free Cash Flow. In
summary, Stellantis’ average 2021 and 2022 Operating Income (using EBIT) and Industrial Cash Flow (using Free Cash
Flow) were among the highest in the peer group (fourth and fifth in the group, respectively) while our CEO’s average 2021 and 2022 total annual cash compensation was the highest in the peer group.

Pay for Performance Chart - EBIT
The shaded area in each graph denotes pay for performance alignment. Based on the two-year average EBIT performance, Stellantis’ CEO’s average 2021& 2022 actual total cash compensation was aligned with its relative performance ranking.
Pay for Performance Chart – Cash Flow

AVG. 2-YEAR ACTUAL CASH COMPENSATION PAY RANK
AVG. 2-YEAR FCF PERFORMANCE RANK
STLA
GM
VOW3
GD
CAT
RTX
CVX
LMT
XOM
MBG
BMW
HON
BAS
GE
SIE
DE
CON
BA
F
MT
TTE
AIR
RNO
VOLV B
TKA
Auto Manufacturers
Other Peers
Stellantis
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25

The shaded area in each graph denotes pay for performance alignment. Based on the two-year average Free Cash
Flow performance, Stellantis’ CEO’s average 2021 & 2022 actual total cash compensation was aligned with its relative performance ranking.

Risk Assessment
The Remuneration Committee reviews the compensation program on an ongoing basis to evaluate whether it supports the Company’s Remuneration Policy and its principles annually. The Committee’s compensation consultant reports a risk assessment of the executive compensation structure including, but not limited to, its incentive program design. Our compensation practices include the following, each of which we believe reinforces our compensation objectives:

What we do:	What we do not do:
•Pay for performance by structuring a significant percentage of target compensation in the form of variable, at risk compensation within Stellantis	•We do not offer remuneration which encourages our Executive Directors and non-Executive Directors to take any unnecessary or excessive risks or to act in their own interests
•Predetermined stretch performance goals for incentive pay programs	•We do not reward for performance below threshold
•We align goals and values organization-wide through incentive pay and rigorous performance management	•We do not have excessive pay programs
•Incorporate ESG goals into our short-term and long-term incentive plans	•We do not allow hedging, pledging or short-selling of our securities
•Market comparison of Executive Director and non- Executive Director remuneration against relevant peers	•We do not pay out guaranteed bonuses
•Conduct a rigorous and detailed analysis of CEO pay and Company performance against our peers	•We have no excessive perquisites
•We consider pay ratios within the Company in establishing Executive Directors’ pay
•Use of an independent compensation consultant reporting directly to the Remuneration Committee
•We have robust stock ownership and share retention guidelines
•We have clawback policies incorporated into our incentive plans
•“Double-trigger” vesting of equity awards upon a change of control

2023 Remuneration
The chart below shows the actual compensation (cash and vested equity awards) paid to our CEO for the year ended
December 31, 2023 as compared to the amounts paid for the year ended December 31, 2022:

Year	Base Pay	Annual Bonus	Transformation Incentive	Vested LTI	Pension Contribution	Total
2023	€2,000,000	€5,786,800	€10,000,000	€3,738,229	€1,946,700	€23,471,729
2022	€2,000,000	€7,480,000	€—	€3,073,489	€2,370,000	€14,923,489
Table 1 provided below does not reflect the compensation actually paid to our CEO in 2023. The post-retirement benefits expense reflects pension contributions for deferred retirement income, and the fringe benefits show the value of
Company payments for services or benefits provided under the terms of the CEO agreement and are considered competitive in the market. The long-term incentive (LTI) reflects the accounting expense recognized during each period – not the actual
LTI awards received upon vesting. Under IFRS, an award with market-based vesting conditions, which is the case for the LTI with TSR targets, is fair valued at grant date. The grant date fair value of the award is then recognized as expense over the vesting period irrespective of whether the market-based vesting condition will be satisfied or not.

Director’s Total Remuneration in 2023
The following table summarizes the remuneration of the members of the Board of Directors for the year ended
December 31, 2023.

			Fixed Remuneration			Variable Remuneration
Directors of Stellantis	Office Held	Year	Base salary/ Fees	Fringe benefits		Short-term incentive	Long-term incentive		Post Retirement Benefits Expense	Other Compensation	Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
ELKANN, John Philipp	Chairman	2023	€924,404	€684,230	(1)		€3,214,886	(2)			€4,823,520	33%	67%
		2022	951,519	1,124,290			3,774,242				5,850,051	35%	65%

TAVARES, Carlos	CEO	2023	2,000,000	634,697	(1)	€5,786,800	26,125,828	(3)	€1,946,700		36,494,025	7%	93%
		2022	2,000,000	14,345		7,480,000	11,594,661		2,370,000		23,459,006	9%	91%

PEUGEOT, Robert	Vice Chairman	2023	205,000	11,927	(4)						216,927	100%	—%
		2022	205,000	14,595							219,595	100%	—%

AGNELLI, Andrea(5)	Director	2023	60,000	2,644	(4)						62,644	100%	—%
		2022	210,000	13,022							223,022	100%	—%

CASTRIES, Henri de	Director	2023	275,000	11,924	(4)						286,924	100%	—%
		2022	275,000	15,010							290,010	100%	—%

CICCONI, Fiona Clare	Director	2023	215,632	18,846	(4)						234,478	100%	—%
		2022	210,000	17,611							227,611	100%	—%

DUFOURCQ, Nicolas(6)	Director	2023	-	-							-
		2022	-	-							-

GODBEHERE, Ann Frances	Director	2023	225,000	510	(4)						225,510	100%	—%
		2022	225,000	3,106							228,106	100%	—%

MARTELLO, Wan Ling	Director	2023	220,000	25,960	(4)						245,960	100%	—%
		2022	220,000	14,440							234,440	100%	—%

RIBADEAU- DUMAS, Benoit(7)	Director	2023	—	—							—	—%	—%

SAINT- EXUPERY, Jacques	Director	2023	200,000	—	(4)						200,000	100%	—%
		2022	200,000	1,853							201,853	100%	—%

SCOTT, Kevin	Director	2023	205,000	25,960	(4)						230,960	100%	—%
		2022	205,000	13,702							218,702	100%	—%
			4,530,036	1,416,698		5,786,800	29,340,714		1,946,700	—	43,020,948
________________________________________________________________________________________________________________________________________________
(1) Fringe benefits include the use of company-provided transportation, tax-equalization services and insurance premiums. For Mr. Elkann, the fringe benefits of €684,230 include
€430,760 for company-provided transportation, €244,920 in tax equalization benefits for the use of company-provided transportation, €1,410 in tax services and €7,140 of insurance premiums. For Mr. Tavares, the fringe benefits of €634,697 includes €2,760 for a company-provided vehicle, €620,564 in tax equalization benefits of compensation received in 2022 due to his employment status in the Netherlands and France, €3,623 of health care insurance premiums and €7,750 of death & disability insurance premiums
(2) The stated amounts represent the Company's 2023 expense relating to the grants issued to the Chairman under the Stellantis N.V Equity Incentive Plan (or successor plan)
(3) The stated amount includes €11,832,738 of expense relating to the grants issued to the CEO under the Stellantis N.V. Equity Incentive Plan (or successor plan), and
€14,293,090 relating to the CEO Transformation Incentive 2021 – 2025 Award, which consists of €10,000,000 paid to the CEO in 2023 due to the achievement of 3 Innovative
Milestones and €4,293,090 of expense relating to the Shareholder Return Incentive. More information about the CEO Transformation Award 2021-2025 can be found in the CEO
Transformation Incentive 2021-2025 section of the Remuneration Report
(4) The stated amounts include the use of transport and tax services
(5) Mr. Agnelli was a Director of Stellantis from January 1, 2023 to April 12, 2023

(6) In accordance, with internal regulations of Bpifrance S.A., the Company at which Mr. Dufourcq serves as Chief Executive Officer and Executive Director, Mr. Dufourcq does not receive any remuneration for the performance of his duties as a Director of Stellantis
(7) Mr. Ribadeau-Dumas was appointed Director of Stellantis effective April 13, 2023. In accordance with Mr. Ribadeau-Dumas's agreement with Exor N.V., non-executive directors, having a seat on behalf of Exor N.V. are not paid their respective director compensation and that such compensation is paid directly to Exor N.V.. An amount of
€149,577 was paid to Exor N.V. in accordance with the agreement
Base Salary
We provide competitive base salaries to compensate our Executive Directors for their primary roles and responsibilities, and to provide a stable level of annual compensation. Actual salary levels are based on the Executive
Director’s role, level of responsibility, experience, individual performance, future potential and market value

Executive Director	2023 Annual Base Salary
John Elkann, Chairman	$1,000,000
Carlos Tavares, Chief Executive Officer	€2,000,000
There were no increases in the annual base salary to the Executive Directors in 2023, nor planned for 2024.
2023 Stellantis Annual Incentive Plan (“SAIP”)
The SAIP provides approximately 54,500 employees, including our CEO, with a cash incentive for the achievement of specific annual targets for a set of financial and non-financial performance measures. The SAIP target and maximum opportunity for our Executive Directors is shown below:

Executive Director	2023 Annual Incentive Target Opportunity (as a % of base pay)
	Threshold	Target	Maximum
John Elkann, Board Chair	Not Eligible	Not Eligible	Not Eligible
Carlos Tavares, Chief Executive Officer	50%	200%	400%
All performance-related goals were approved by the Remuneration Committee before the end of the first quarter of
2023. Goals include both financial and strategic goals important for Company to achieve during 2023. Financial goals are based on the annual budget developed in-line with the long-term Dare Forward 2030 strategic plan. The 2023 SAIP also included a payout trigger whereby if the triggering metric is not achieved during the performance year, no annual incentive is payable - regardless of whether the other financial or non-financial metrics performed above the respective thresholds.
2023 Payout Trigger
For any SAIP award to be paid, the Company must have positive Free Cash Flow for 2023. If this trigger is not achieved, no SAIP is paid, regardless of achievement of any of the other metrics.

2023 SAIP Metrics

Measure	Weighting	How performance is calculated
Adjusted Operating Income (AOI)	25%	SAIP financial targets are based on the annual budget developed in-line with the long-term Dare Forward 2030 strategic plan.
Industrial Free Cash Flow	25%
Synergies (less implementation costs)	20%
ESG Metric: LEV Market Share EU & Mix U.S.	15%	ESG metric reflecting an increasing volume of electrified mobility
Quality	15%	Measured by product quality rates and service quality customer satisfaction. Goals set at beginning of the performance year which reflect improvement from prior year.
Performance below the threshold will result in a zero payout for that particular metric.
Adjusted Operating Income (“AOI”)
Adjusted operating income: Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the years ended December 31, 2022 and 2021, have been adjusted accordingly. This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
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
Industrial Free Cash Flow
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less:
(i) cash flows from operating activities from discontinued operations;
(ii) cash flows from operating activities related to financial services, net of eliminations;
(iii) investments in property, plant and equipment and intangible assets for industrial activities and

(iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments;
and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii)
proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax.
The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the
Company’s control.
Refer to “FINANCIAL OVERVIEW - Non-GAAP Financial Measures” included elsewhere in this report for additional information.
Synergies (less implementation costs)
This is a crucial goal to ensure we deliver value from the merger between FCA N.V. and PSA Groupe. Synergies are measured net of implementation costs and considered on a cash basis. After three years of integration from the merger,
Synergies will no longer be a metric in the short-term incentive plan beginning 2024. The Company continues to identify and implement synergies and efficiencies resulting from the merger (and beyond) which may impact financial results.
LEV Market Share (EU) and Mix (U.S.)
For 2023, an ESG metric was added to the annual incentive plan reflecting our Dare Forward 2030 strategy in carbon neutrality. Each of the two metrics results from our largest global markets in Enlarged Europe and North America to drive the transformation to electrification.
•LEV Mix U.S. = LEV mix production (consistent with U.S. compliance standard) for Passenger Cars + Light
Duty Trucks (ratio PHEV/BEV production vs total production)
•LEV Market Share EU PC + LCV parity vs Global Market = PHEV/BEV/FCEV Passenger Cars + Light
Commercial Vehicle registrations in the LEV market against global Stellantis Market Share. "Parity" is the difference between Stellantis LEV market share and Stellantis global market share.
•PHEV: Plug-in Hybrid Electric Vehicle
•BEV: Battery Electric Vehicle
•FCEV: Fuel Cell Electric Vehicle
Quality
Quality is an extremely important metric for the Company as it establishes the trust between the Company and our customers. Failure in product quality will impact future revenues and cannot be compromised. Our Quality metric in the
SAIP is broken down into two measurements - product quality rates and service quality customer satisfaction and is based on continuous improvements to be “best-in-class” within the industry.
•Failure Rate corresponds to number of incidents after 3 months in service (repaired under warranty in the network). Based on feedback from customers on models marketed by Company globally and regarding the number of cars produced during the same period.
•Customer satisfaction rate for new vehicles (“NV”) & after sales (“AFS”) correspond to the percentage of customers who rated their experience by giving a recommendation quote.

2023 Annual Bonus Performance Target Setting
The Remuneration Committee selects ambitious targets using the year’s annual budget which considers opportunities and headwinds facing the Company and industry. Included in the review process is a comparison with prior year’s goal-setting and actual results. The chart below shows how the 2023 SAIP targets compare with 2022 targets and actual performance. The 2023 performance targets and maximums represent a continuation of the positive results achieved in
2022 while continuing to invest for Dare Forward 2030 targets.

Metric	2022 Targets	2022 Actual Performance	2023 Targets
AOI	Threshold: 9.0% Target: 10.0% Maximum: 12.1%	13.0%	Threshold: 10.0% Target: 12.5% Maximum: 14.0%
Industrial Free Cash Flow	Threshold: €2.5bn Target: €3.5b Maximum: €8.1bn	€10.8bn	Threshold: €6.0bn Target: €7.0b Maximum: €10.0bn
Synergies (less implementation costs)	Threshold: €3.6bn Target: €4.5b Maximum: €5.0bn	€7.1bn	Threshold: €7.1bn Target: €7.5b Maximum: €8.1bn
LEV •Market Share (EU) •Mix (U.S.	N/A New Metric	N/A New Metric	Refer to below table for target and performance ranges
Quality •Failure Rate •Customer Satisfaction	Not Disclosed	Not Disclosed	•Threshold performance generally set at prior year’s 2022 actual performance results •Failure Rate target set at a stretch 22.5% improvement from 2022 actual performance results
2023 SAIP Performance Results
In 2023, the Company achieved the payout trigger with a positive free cash flow. As a result, the amount of the 2023
SAIP payable to the CEO was determined as follows:

SAIP Performance Metric	Weight	Threshold	Target	Maximum	Actual	SAIP Result
Adjusted Operating Income	25%	10.0%	12.5%	14.0%	12.84%	122.7%
Industrial Free Cash Flow	25%	€6.0bn	€7.0bn	€10.0bn	€12.9bn	200%
Synergies	20%	€7.1bn	€7.5bn	€8.1bn	€8.4bn	200%
Low Emissions Vehicles
Market Share - EU	7.5%	Parity - 4.1	Parity	Parity + 1.5	Parity - 4.0	51.2%
Mix - U.S.	7.5%	6.6%	13.3%	14.5%	13.5%	116.7%
Quality – 3 metrics
Failure Rate 3MIS kppm	8%	ND*	ND*	ND*	ND*	93%
Customer Satisfaction – NPS NV	3.5%	ND*	ND*	ND*	ND*	50%
Customer Satisfaction – NPS AFS	3.5%	ND*	ND*	ND*	ND*	63%
Total Payout Percentage:						144.67%
* Quality metrics information is deemed to be commercially sensitive information and the Company has decided to not disclose the specific performance ranges and results
The performance results determine the amount of the SAIP award for the CEO by multiplying the Base Pay by 200 percent (SAIP Target Opportunity Level) and the payout percentage above. The table below provides the payout of the
CEO’s 2023 SAIP relative to the incentive plan’s performance/payout range.

	Base Salary	Annual Cash Bonus Range				Actual 2023 SAIP Payout
		Below Threshold	Threshold	Target	Maximum
Carlos Tavares	€2,000,000	€ 0	€2,000,000	€4,000,000	€8,000,000	€5,786,800
LTI Plan
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
The annual LTI Plan award value for 2021 and 2022 grants consists of 75 percent of PSUs and the other 25 percent through restricted stock units (RSUs). As requested by our Shareholders during our 2022-2023 outreach campaign, grant awards beginning with the 2023-2025 LTI Plan consist of 100 percent PSUs for our Executive Directors and top management.
Each PSU and RSU award cliff vests after three years.
The LTI Plan covers approximately 2,250 employees, including our Executive Directors. The LTI Plan target opportunity for our Executive Directors is determined as a percentage of base pay as shown below:

Executive Director	2023 Long-Term Incentive Opportunity
	Target Opportunity	Maximum Opportunity
John Elkann, Board Chair	300% of base salary	390% of base salary
Carlos Tavares, Chief Executive Officer	600% of base salary	780% of base salary
Long Term Incentive Plans: Performance Share Units
The process for setting targets for the LTI Plan starts with our Company strategy, which is generally formulated every three years, and our three-year financial plan, which is updated annually.

The actual payout of PSUs depends on meeting strategic, long term Company performance goals. The 2021-2023
LTI and 2022-2024 LTI Plans maintained the same performance metrics for PSUs. There were some changes made to the performance metrics for the 2023-2025 LTI Plan.

2021-2023 & 2022-2024 LTI PSU Metrics
Measure	Weighting	How performance is calculated
Relative Total Shareholder Return	40%	Relative TSR performance as compared to peer group of companies. over a 3-year period
Synergies (less implementation costs)	40%	Cumulative cash synergies net of implementation costs realized over the three-year period. Maximum payout for this metric is 100%.
The CO2 emissions reduction metric (weighted at 20% of the LTI) has two components equally weighted:
CAFE Compliance	10%	Must be compliant in each year of the 3-year period with the Europe Corporate Average Fuel Economy (CAFE). Failure to comply in any one year will result in no payout for this metric.
Electrification of Vehicle Nameplates	10%	Projected number of EV nameplates at the end of a 3-year period. Maximum payout for this metric is 100%.
The 2023-2025 LTI plan metrics were changed to focus on company profitability over a longer-term basis while continuing the focus with long-term growth with vehicle electrification across our brands. Driving performance of AOI and electrification of our vehicles are critical on both an operational and strategic level – hence the reason why these performance metrics, each having their own dynamics with different time horizons, are used in both the short-term and long-term incentive plans.

2023-2025 LTI PSU Metrics
Measure	Weighting	How performance is calculated
Relative Total Shareholder Return	30%	Relative TSR performance as compared to peer group of companies. over a 3-year period; no payout below median performance.
Adjusted operating income (3-yr period)	40%	Cumulative cash synergies net of implementation costs realized over the three-year period. Maximum payout for this metric is 100%.
Electrification of Vehicle Nameplates	30%	Projected number of EV nameplates at the end of a 3-year period. Maximum payout for this metric is 100%.
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
Company, Renault SA, and Kia Motors Corporation.
The tables below shows the payout scales for the three rolling period LTI plans. Based on feedback received during our Shareholder outreach campaign, the payout scale for TSR was changed for 2023-2025 LTI plan as shown below:

2021-2023 LTI & 2022-2024 LTI TSR Payout Scale		2023-2025 LTI TSR Payout Scale
Stellantis Rank	Payout % of Target	Stellantis Rank	Payout % of Target
1st	200%	1st	200%
2nd	175%	2nd	180%
3rd	150%	3rd	160%
4th	125%	4th	140%
5th	100%	5th	120%
6th	75%	6th	100%
7th	50%	7th	—%
8th	25%	8th	—%
9th	—%	9th	—%
10th	—%	10th	—%
11th	—%	11th	—%
12th	—%	12th	—%
Payout scales based on relative TSR performance during the respective 3-year performance period.
Merger Synergies less implementation costs: 2021-2023 LTI & 2022-2024 LTI plans only
The metric related to merger synergies less implementation costs on a cash basis; provides for a 50 percent payout of the target amount and shall be met if the Company reaches threshold performance of the synergy target, up to a maximum of
100 percent payout at target achievement. Note that this merger synergies metric will no longer be included in the LTI Plan design beginning with the 2023 LTI grant.
ESG Metric: CO2 Emissions Reduction – CAFE Compliance (2021-2023 LTI & 2022-2024 LTI plans only) and
Electrification of Vehicle Nameplates
The CO2 emissions reduction metric has two components equally weighted: Europe Corporate Average Fuel
Economy (“CAFE”) Compliance and a goal to increase the percentage of electrical vehicle nameplates in the U.S. and
European markets.
For a payout to occur under the CAFE Compliance, the Company must remain compliant in each of 2021, 2022 and
2023 calendar years. If the Company misses in any one year, there will be no payout for this metric.
The target for the electrification of vehicle nameplates is based on the availability of battery electric vehicles, plug-
in hybrid electric vehicles, and hybrid electric vehicles in the U.S. and European markets. A payout of 50 percent will occur when threshold performance is achieved, up to a maximum of 100 percent payout at target achievement.
Adjusted operating income (3-year period): 2023-2025 LTI only
The measurement of adjusted AOI is the same as described in the short-term incentive plan but using an average over a three-year performance period beginning January 1, 2023 through December 31, 2025.
2021-2023 LTI Plan Results
The performance period of the 2021 PSU grant ended on December 31, 2023. The plan’s structure and design are shown below along with the performance metric results. The LTI plan’s goals were established in early 2021 covering a three-year performance period.

The 2021-2023 PSU results are shown in the chart below. It indicates overall achievement of 138% of target performance for the 2021-2023 performance period. The Committee certified the 2021-2023 LTI PSU final awards to the
CEO and Board Chair at 138% of the target level that was achieved.
The table below summarizes the number of PSUs awarded from the 2021-2023 LTI plan to our Executive Directors based on the plan’s performance of 138 percent of target. The shares will be distributed in May 2024. Note that the value of this award has been reflected in Table 1 of this Remuneration Report.

Executive Director	2021-2023 Long-Term Incentive PSUs Awarded
	PSUs awarded in 2021	PSUs to be distributed in May 2024 (based on 138% performance)
John Elkann, Board Chair	127,900	176,502
Carlos Tavares, Chief Executive Officer	612,700	845,526
Because the 2022 and 2023 PSU grants have a three-year performance period, performance objectives and performance results will not be disclosed until the end of the respective performance periods. We are not disclosing the 2022
& 2023 LTI PSU objectives now because such information would provide competitors with insight into our business plan that could substantially harm Stellantis’ business interests. At the time the Remuneration Committee approved these targets, the Committee believed the targets to be ambitious and achievable while incentivizing executives to exceed expectations.

CEO Transformation Incentive 2021-2025

Beginning in 2021, Stellantis launched its bold strategy to transform itself to a sustainable mobility tech company – emphasizing the electrification and software of its vehicles, followed with its ambitious DARE FORWARD 2030 plan for carbon net zero in 2038 with single-digit percentage compensation of the remaining emissions.
Given the challenges that the automotive industry is facing with the transformation in global mobility, technology and the electrification of vehicles, and in recognition of Mr. Tavares’ essential role in leading Stellantis through the merger, on
June 30, 2021, as provided under the terms of the Remuneration Policy, the
Remuneration Committee recommended, and the Board approved, a one-time transformation incentive for the CEO. The design of the incentive, through the
Remuneration Committee’s comprehensive and thoughtful consideration, reflects direct alignment between the Company’s direction of delivering value to shareholders through the critical merger and integration period while successfully positioning the Company as a global leader in the innovation of electrification of mobility in the industry. It was for this reason that the one-time incentive was defined and awarded in 2021 (after the creation of Stellantis from the merger) - to lock-in long-term goals over a critical five-
year performance period.

€ 30 billion
in Company
investment of
electrification and
technology
To be a leader in
the industry
Maximum payout (meeting
all seven milestones) of the
Transformation Incentive is 0.167% of
the investment

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
No incentive is paid until the second milestone is achieved. The following chart shows the direct linkage between the performance-based milestones and our long-term strategic Dare Forward objectives. These milestones form the foundation in our journey towards meeting our long-term objectives by 2030 and Carbon Net Zero with single-digit percentage compensation of the remaining emissions by 2038.

As requested by our Shareholders during our 2022-2023 outreach campaign, we have disclosed the seven strategic milestones of the Transformation award below.
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
The payout schedule for the Transformation Incentive award is shown below:

Innovative Milestone Achieved during the 5-year Performance Period	Cash Award (percentage of Target Value)
0-1	0%
2	20%
3	40%
4	80%
5	120%
6	160%
7	200%
CEO Transformance Incentive Results
The Company has accelerated its efforts in the transformation to electrification and technology within the industry.
Given the five-year performance period for meeting the milestones, as of December 31, 2023, three of the seven milestones have been achieved and approved by the Remuneration Committee. Achieving these three milestones to date shows significant progress in the Company’s journey in transforming to global leader in electrification and technology, which in turn create long-term stability within the industry and creates shareholder value.
At the end of 2023, nearly one-third of our product portfolio was battery electric, and in 2024 the Company intends to have an additional 18 BEVs launched, for a total of 48 electric models. This product offensive will support the big electrification push in North America and strengthen our European position.

Milestone Achieved	Significance to Long-Term Strategy	Stellantis Sustainability and Future
European LEV sales mix at 15% (achieved in 2022)	•In 2020, the European LEV sales mix was 6.7% •Industry is transforming away from carbon-emitting internal combustion engines	•Beginning of the journey to become a global leader in electrification and mobility •Drive Stellantis in the LEV (BEV/ PHEV) competition to be a top player in industry
First start of production of e-motors made at Nidec PSA E-motors (NPE) (achieved in 2023)
•Starting from ground up –
modification of plants to produce
new technology and retraining of
employees
•Cornerstone for e-components
vertical integration
•Provides highest efficiency at
competitive costs
•Over €93M of industrial
investments to date
•Stellantis Trémery plant first facility to produce electric motors •Aims to drive electrification growth while also meeting the needs of other automakers
First start of production of eDCT electrified (achieved in 2023)
•Starting from ground up –
modification of plants to produce
new technology and retraining of
employees
•Cornerstone for e-components
vertical integration
•Provides broader availability of
affordable electrified powertrains
on global market
•Over €57M of industrial
investments to date

•Stellantis Metz site ramping up
production of 600,000 electrified
dual-clutch gearboxes per year
•Supply mild Hybrid Electric
Vehicles and PHEV
•Solution will gradually be
extended to all brand models in
Europe to reduce CO2 emissions

Upon achievement of the 2nd and 3rd milestones, the CEO received two incentive awards of €5 million each in
2023.

Shareholder Return Incentive
The Shareholder Return Incentive is directly aligned with shareholder interests as the incentive becomes vested only in the event shareholders gain at least an 80 percent return on investment. The Shareholder Return Incentive provides an equity grant of 1,000,000 PSUs to the CEO, based on the absolute TSR from the merger date to December 31, 2025. The value of the Shareholder Return Incentive is reflected in Table 1 above under the Long-Term Incentives column.
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

Company Vehicle: Our CEO is eligible to participate in the Company’s vehicle benefit program.
Personal Use of Company Aircraft: The use of the Company’s aircraft for personal use ensures the security of our
CEO and Board Chair. The Company pays the costs associated with both business and personal use of the aircraft.
Detail and compensatory value of the above and other benefits and/or perquisites provided or paid in 2023 are included in Table 1 of this Remuneration Report.
Share Plans Grant to Directors
The following table provides an overview of the share plans held by Executive Directors for the year ended
December 31, 2023:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date	Number of Units Granted	Fair Value at Grant Date(3)	Vesting Date	End of Holding Period(4)	Opening Balance - January 01, 2023	Shares Granted	Shares Vested(5)	Closing Balance	Long Term Incentive Expense
ELKANN, John Phillip, Chairman	2020 LTI RSU(1)	2020-2022	May 1, 2020	382,560	€ 2,968,739	May 1, 2023	May 1, 2025	477,106	—	477,106	—	€ 610,449
	2021 LTI RSU	2021-2023	April 15, 2021	42,580	€ 622,904	April 15, 2024	May 1, 2026	42,580	—	—	42,580	€ 220,415
	2021 LTI PSU	2021-2023	April 15, 2021	127,900	€ 1,871,053	April 15, 2024	May 1, 2026	127,900	—	—	127,900	€ 787,133
	2022 LTI RSU	2022-2024	May 15, 2022	54,950	€ 580,959	May 15, 2025	May 15, 2027	54,950	—	—	54,950	€ 222,885
	2022 LTI PSU	2022-2024	May 15, 2022	164,840	€ 1,686,462	May 15, 2025	May 15, 2027	164,840	—	—	164,840	€ 745,374
	2023 LTI PSU	2023 - 2025	May 1, 2023	169,773	€ 2,138,008	May 1, 2026	May 1, 2028	—	169,773	—	169,773	€ 628,629

TAVARES, Carlos CEO	2019 LTI RSU	2019- 2021	May 20, 2019	130,000	€ 2,299,440	May 23, 2022 May 23, 2023		102,780	—	102,780	—	€ 58,706
	2020 LTI RSU	2020-2022	May 11, 2020	80,000	€ 826,880	May 11, 2023		144,638	—	144,638	—	€ 132,926
	2021 LTI RSU	2021-2023	April 15, 2021	204,180	€ 2,956,526	May 15, 2024	May 15, 2026	204,180	—	—	204,180	€ 1,056,936
	2021 LTI PSU	2021-2023	April 15, 2021	612,700	€ 9,484,596	May 15, 2024	May 15, 2026	612,700	—	—	612,700	€ 3,770,732
	2021 CEO PSU(2)	2021-2026	June 28, 2021	1,000,000	€ 19,560,000	January 17, 2026	January 17, 2028	1,000,000	—	—	1,000,000	€ 4,293,090
	2021 LTI RSU(6)	2021-2023	October 1, 2021	10,190	€ 143,068	October 1, 2024	May 1, 2026	10,190	—	—	10,190	€ 51,158
	2022 LTI RSU	2022-2024	May 15, 2022	232,220	€ 2,584,366	May 15, 2025	May 15, 2027	232,220	—	—	232,220	€ 922,086
	2022 LTI PSU	2022-2024	May 15, 2022	696,650	€ 7,502,483	May 15, 2025	May 15, 2027	696,650	—	—	696,650	€ 3,083,791
	2023 LTI PSU	2023 - 2025	May 1, 2023	744,417	€ 9,374,692	May 1, 2026	May 1, 2028	—	744,417	—	744,417	€ 2,756,403
________________________________________________________________________________________________________________________________________________
(1) Consistent with the treatment approved by the Board of Directors and approved by the shareholders as part of their approval of the merger and as set forth in the Combination
Agreement, unvested PSU units from the 2019 and 2020 grants were converted to unvested RSU units. The Fair Value at Grant Date for these awards is as previously reported in prior year's Remuneration Reports
(2) CEO Transformation Incentive 2021 - 2025 Award provided under the terms of the Remuneration Policy and approved by the Board
(3) Fair Value at Grant Date is calculated as described in the Share Based Compensation note within the Consolidated financial statements included elsewhere in this report
(4) In 2019, the Board approved holding requirements for the Executive Directors effective for grants issued after January 1, 2020. The grant issued to the Chairman in 2019 is not subject to these holding requirements. Grants issued to the CEO prior to the merger are not subject to these guidelines
(5) The fair market value of the shares that vested during 2023 for the Chairman was €7,222,348 and the fair market value of the shares that vested during 2023 for the CEO was
€3,738,214
(6) Amount reflects additional RSUs pursuant to the €1 billion extraordinary distribution on Stellantis common shares, contemplated by the combination agreement and approved at the Annual General Meeting of Shareholders of Stellantis held on April, 15, 2021. Additional details can be found in Note 19 - Share Based Compensation within the
Consolidated financial statements included elsewhere in this report
Non-Executive Board of Directors Compensation
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
Other Remuneration Matters
Compliance with Remuneration Policy
The remuneration paid to Executive and Non-executive Directors for 2021 was done in line with the Remuneration
Policy approved by Shareholders at the April 15, 2021 Annual General Meeting.  We refer to the paragraphs on the Elements of Executive Director Remuneration, Base Salary, 2023 Stellantis Annual Incentive Plan, Long Term Incentive Plan and
CEO Extraordinary Award, more detailed information on how the remuneration in the Remuneration Report contribute to the long-term performance of the Company.
Derogations and deviations from Remuneration Policy
There were no deviations from the Remuneration Policy in 2023.
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
Stock Ownership and Retention Guidelines
Our Board recognizes the critical role that executive stock ownership and retention has in aligning the interests of management with those of shareholders. In 2021, the Board approved stock ownership and retention guidelines for Executive
Directors and Non-executive Directors. Shares owned outright and any unvested RSUs are counted for purposes of meeting the guideline (unvested PSUs are not considered).
The Chairman and CEO are subject to stock ownership guidelines which require owning shares with an aggregate value of not less than six (6) times base salary. Non-executive Directors are required to own shares with an aggregate value of not less than one year of the retainer fee. All are required to meet their required level of ownership within five years. As of
December 31, 2023, the Executive Directors have satisfied the stock ownership guideline requirement.
The Chairman and CEO are required to retain one hundred percent of net, after-tax shares of common stock issued upon vesting and settlement of any equity awards granted until the fifth (5th) anniversary of the grant date of such award.

Clawback Policy
The Company is dedicated to maintaining and enhancing a culture focused on integrity and accountability. Pursuant to the terms of the Equity Incentive Plan (“EIP”) and the Remuneration Policy, the Company may recover, or clawback, incentive compensation, including the ability to retroactively adjust if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the Board had approved a clawback policy in 2023 that complies with Dodd-Frank Wall Street Reform and Consumer Protection Act of
2010 and is provided, as required, in our 2023 Annual Report.
In the financial year 2023, no situation occurred where variable remuneration has been, or had to be, reclaimed.
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
For purposes of providing historical information, the information included in the table below for years 2019 and
2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes personnel cost and average number of employees of FCA N.V. prior to the merger:

Employees excluding Executive Directors	2023	2022	2021	2020(1)	2019(1)	5 years average
Personnel cost (€ billion)	19.1	18.2	17.1	10.3	11.4	15.2
Average number of employees	271,292	282,926	292,432	191,703	198,770	247,425
Average employee compensation (€)	70,404	64,328	58,475	53,729	57,353	60,858
____________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

For purposes of providing a five-year trend of the CEO’s pay ratio, the information included in the table below for years 2019 and 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes CEO compensation and average employee compensation of FCA N.V. prior to the merger:

	2023	2022	2021(1)	2020(2)	2019(2)	5 years average
CEO compensation (€)	36,494,025	23,459,006	17,453,507	11,729,558	13,280,913	20,479,802
Average employee compensation (€)	70,404	64,328	58,475	53,729	57,353	60,858
CEO Pay Ratio	518*	365	298	218	232	337
____________________________________________________________________________________________________
(1) CEO Compensation used to calculate the 2021 CEO pay ratio excludes Other Compensation reported in table 1
(2) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report
*The increase in the CEO pay ratio from 2022 to 2023 is primarily attributable to the LTI expense from the CEO Transformation Incentive
2021 - 2025. Excluding the amount relating to the CEO Transformation Incentive 2021 - 2025 of €14,293,090 would result in a CEO pay ratio of 315.
In accordance with the guidance provided under the Dutch Corporate Governance Code, further pay ratios including scenario analysis reflecting incentive plan performance were conducted between the CEO and senior management.
Considering base salary and incentive opportunities (both short-term and long-term incentives but excluding the one-time
CEO Transformation and Shareholder Return Incentives), the CEO pay ratio ranged from 3.1 to 5.8.
Comparative Table over Remuneration and Company Performance
In line with guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the
performance of the Company, the remuneration of each Director and the average employee compensation other than directors from 2019 to 2023 financial years is disclosed in the following table. For purposes of providing historical information, the information included for years 2019 and 2020 is what was reported in the FCA N.V. 2020 Remuneration Report.

Company Performance	2023	2022	2021	2020(1)	2019(1)
Net revenues (€ million)	€189,544	€179,592	€149,419	€86,676	€108,187
Net profit/(loss) from continuing operations (€ million)	18,625	16,779	13,218	24	2,700
Diluted earnings/(loss) per share from continuing operations (€)	€5.94	€5.31	€4.19	€0.02	€1.71
_________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

Director	Position	2023	2022	2021	2020(1)	2019(1)
ELKANN, John Philipp	Chairman	€ 4,823,519	€ 5,850,051	€ 7,884,085	€ 2,391,177	€ 3,849,946
TAVARES, Carlos	CEO	36,494,025	23,459,006	19,153,507
PEUGEOT, Robert	Director	216,927	219,595	203,782
AGNELLI, Andrea	Director	62,644	223,022	226,135	45,888	180,157
CASTRIES, Henri de	Director	286,294	290,010	273,725
CICCONI, Fiona Clare	Director	234,478	227,611	208,061
DUFOURCQ, Nicolas	Director	-	-	-
GODBEHERE, Ann Frances	Director	225,510	228,106	228,458
MARTELLO, Wan Ling	Director	245,960	234,440	221,546
RIBADEAU- DUMAS, Benoit	Director	-
SAINT- EXUPERY, Jacques	Director	200,000	201,853	198,436
SCOTT, Kevin	Director	230,960	218,702	203,498
MARCHIONNE, Sergio	Former CEO			26,080,867
MANLEY, Michael	Former CEO		51,184,773(2)	305,876	11,728,558	13,280,913
PALMER, Richard	Former CFO	345,686(3)		14,766,580	4,471,542	4,035,288
ABBOTT, John	Former Director			8,456	43,775	178,655
BRANDOLINI D'ABBA, Tiberto	Former Director			9,169	44,691	180,968
EARLE, Glenn	Former Director			8,387	71,635	215,649
MARS, Valerie	Former Director			11,872	60,903	208,529
SIMMONS, Ruth J.	Former Director			-	-	99,835
THOMPSON, Ronald L.	Former Director			14,611	58,231	220,524
VOLPI, Michelango A.	Former Director			12,198	52,369	189,409
WHEATCROFT, Patience	Former Director			8,723	59,690	204,284
ZEGNA, Emenegildo	Former Director			24,479	68,037	205,626
________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in the FCA N. V. 2020 Remuneration Report
(2) This amount represents the amount paid as described in the Pre-merger Legacy Matters - Remuneration of Former Executive Directors FCA N.V. section of the 2022
Remuneration Report
(3) This amount represents the amount paid as described in the Pre-merger Legacy Matters - Remuneration of Former Executive Directors of FCA N.V. section of the 2023
Remuneration Report

Average employee compensation	2023	2022	2021	2020(1)	2019(1)
Average employee compensation	€70,404	€64,328	€58,475	€53,729	€57,353
(1) These amounts reflect those reported in the FCA N.V. 2020 Remuneration Report
Pre-merger Legacy Matters - Remuneration to Former Executive Director of FCA N.V.
Mr. Richard Palmer was the Chief Financial Officer and an Executive Director of FCA N.V. prior to the merger with
PSA Groupe that formed Stellantis N.V. in 2021. In January 2023, Stellantis made a final payment to Mr. Palmer in fulfillment of an agreement entered into between Mr. Palmer and FCA N.V. prior to the merger. The agreement was legally binding effective September 17, 2020.
The entitlements pursuant to the agreement between Mr. Palmer and FCA N.V. were disclosed in the 2021
Remuneration Report. The portion of the recognition award attributable to Mr. Palmer’s service as an Executive Director of
FCA N.V. was €345,686. No decision was made in 2023 by the Stellantis Board regarding this matter, as the payment was contractually due under an agreement entered into prior to the merger. Mr. Palmer left the Company on June 30, 2023.
There are no further pre-merger legacy matters to report in the future.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of its management, including the Chief Executive Officer and
Chief Financial Officer, Stellantis conducted an evaluation of the effectiveness of its disclosure controls and procedures as of
December 31, 2023 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the Chief Executive Officer and
Chief Financial Officer concluded that Stellantis’ disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Stellantis’ Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to Stellantis management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
Stellantis has designed a system of internal control over financial reporting based on the model provided in the
Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Framework for Internal Controls,
according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. A periodic evaluation of the system of internal control over financial reporting is designed to provide reasonable assurance regarding the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.
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
Management assessed the effectiveness of Stellantis internal control over financial reporting as of December 31,
2023, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by COSO. Based on that assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2023.
Changes in Internal Control
No change to Stellantis’ internal control over financial reporting occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on Internal Control over Financial Reporting
We have audited Stellantis N.V.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Stellantis N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated statements of financial position of Stellantis N.V. as of December 31, 2023 and 2022, and
the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated February 22, 2024 expressed an unqualified opinion thereon.
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
February 22, 2024

FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
STELLANTIS N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Stellantis N.V. and subsidiaries
(the Company) as of December 31, 2023 and 2022, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December
31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International
Accounting Standards Board (IFRS).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission (2013 framework) and our report dated February 22, 2024 expressed an unqualified opinion thereon.
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
At December 31, 2023, the provision for product warranty and recall campaigns amounted to €8,984 million with the most significant amounts related to the North America region. The Company establishes a provision for product warranty obligations, including the estimated cost of service and recall actions in the North America region, at the time the vehicle is sold. The estimated future costs of these actions, which are recorded in cost of revenues in the consolidated income statement, are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as claims and past experience for the vehicles. The disclosures on warranty provision are included in notes 2 and 21 to the consolidated financial statements.
Auditing management’s provision for product warranty and recall campaign was complex in consideration of the judgment required to develop assumptions around future costs to be incurred for warranty provision. The complexity in evaluating management’s estimate related to the North America region’s warranty and campaign provision is driven by numerous uncertainties, including the nature and frequency of warranty claims and the estimated average costs of such claims. Due to the significance, the uncertainty, and potential volatility of these estimated future costs and other factors, changes in assumptions used could materially affect the result of the Company’s consolidated financial statements and is therefore considered a critical audit matter.

How We Addressed the Matter in Our Audit
The procedures designed to address the matter in our audit included, among others, obtaining an understanding, evaluating the design of and testing the operating effectiveness of controls over the Company’s warranty and recall campaign process, including controls over management’s review of the aforementioned significant assumptions.
We involved actuarial specialists to assist us in evaluating and testing the Company's methodology and the assumptions developed by management in determining the warranty and recall campaign provision. With the assistance of the actuarial specialists, we performed sensitivity analyses and independently calculated a range of probable outcomes for the North
America product warranty and recall campaigns provision. We compared current year developments against expectations.
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
At December 31, 2023, the non-current assets with definite useful lives amounted to €58,312 million. Non-current assets with definite useful lives include property, plant and equipment (€37,687 million) and intangible assets (€20,625 million), that include assets historically recorded by Peugeot-Citroen-DS (PCD) in Enlarged Europe. Intangible assets with definite useful lives mainly consist of capitalized development expenditures. The Company reviews the carrying amount of non-
current assets with definite useful lives when events or circumstances indicate that an asset may be impaired and, if required, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined at the cash generating unit (CGU) level. The disclosures on non-current assets with definite useful lives are included in notes 2, 10 and 11 of the consolidated financial statements.
Auditing management’s assessment of the recoverability of non-current assets with definite useful lives with reference to
Enlarged Europe for PCD was complex and highly judgmental due to the significance, uncertainties and potential volatility involved in the forecast volumes and margins, which may be affected by regulatory changes as well as changes in the expected costs of implementing electrification. Changes in the assumptions used could potentially materially affect the recoverability of such non-current assets with definite useful lives. Therefore, this matter is considered to be a critical audit matter.

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
To test the determination of the recoverable amount of the CGUs, we involved valuation specialists to assist in evaluating the methodology used by the Company, including the impairment test model developed and the discount rates (Weighted
Average Cost of Capital) applied. With the assistance of our valuation specialists, we performed independent calculations and sensitivity analyses over key assumptions for each CGU. We evaluated the key assumptions applied in determining the recoverable amount and evaluated the CGUs identified and tested the allocation of assets to the carrying value of each
CGU. We assessed the cash flow forecasts for each CGU by comparing volumes with those forecasted per automotive industry market research reports and comparing forecasted revenue and margins with actuals of other vehicles from the same brand and/or segment. We evaluated the consistency of the volumes mix derived from the impairment test with the
Company’s long-term strategy on climate change risks and the electrification transition and the impact thereof on the cash flows used in determining the cash flows of the CGUs. We evaluated the historical accuracy of the Company's forecasts by comparing to actual results. We evaluated the adequacy of the related disclosures in the consolidated financial statements, including the disclosures of related significant judgements made by management.

/s/ EY S.p.A.
We have served as the Company’s auditor since 2021.
Turin, Italy
February 22, 2024

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31,
	Note	2023	2022(1)	2021(1)
Net revenues	4	€189,544	€179,592	€149,419
Cost of revenues		151,400	144,327	119,943
Selling, general and other costs		9,541	8,981	9,130
Research and development costs	5	5,619	5,200	4,487
Gains/(losses) on disposal of investments		20	72	(35)
Restructuring costs		1,119	1,144	698
Share of the profit/(loss) of equity method investees	12	491	264	737
Operating income/(loss)		22,376	20,276	15,863
Net financial expenses/(income)	6	(42)	768	734
Profit/(loss) before taxes		22,418	19,508	15,129
Tax expense/(benefit)	7	3,793	2,729	1,911
Net profit/(loss) from continuing operations		18,625	16,779	13,218
Profit/(loss) from discontinued operations, net of tax	3	—	—	990
Net profit/(loss)		€18,625	€16,779	€14,208

Net profit/(loss) attributable to:
Owners of the parent		€18,596	€16,799	€14,200
Non-controlling interests		29	(20)	8
		€18,625	€16,779	€14,208
Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€18,596	€16,799	€13,210
Non-controlling interests		29	(20)	8
		€18,625	€16,779	€13,218
Earnings per share:	28
Basic earnings per share		€5.98	€5.35	€4.64
Diluted earnings per share		€5.94	€5.31	€4.51

Earnings per share for Net profit from continuing operations:	28
Basic earnings per share		€5.98	€5.35	€4.32
Diluted earnings per share		€5.94	€5.31	€4.19
_______________________________________________________________________________________________________________________________________________
(1) Share of the profit of equity method investees is included in our Operating income effective January 1, 2023. Comparatives for 2022 and 2021 have been adjusted accordingly.
Refer to Note 2, Basis of preparation for additional information
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31,
	Note	2023	2022	2021
Consolidated profit/(loss) for the period		€18,625	€16,779	€14,208

Fair value remeasurement to cash flow hedges		(910)	(482)	149
of which, reclassified to the income statement		532	(353)	(98)
of which, recognized in equity during the period		(1,442)	(129)	247
Gains and losses from remeasurement of financial assets		57	3	6
of which, recognized in equity during the period		57	3	6
Exchange differences on translating foreign operations		(1,927)	2,013	2,005
Income tax benefit/(expense)		245	89	(54)
Share of Other comprehensive income/(loss) for equity method investees		(221)	(7)	(47)
Amounts to be potentially reclassified to profit or loss	27	(2,756)	1,616	2,059

Actuarial gains and losses on defined benefit pension obligations		(228)	1,753	2,488
Share of Other comprehensive income/(loss) for equity method investees		2	(5)	8
Income tax (expense)/benefit		41	(379)	(729)
Amounts not to be reclassified to profit or loss	27	(185)	1,369	1,767

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€15,684	€19,764	€18,034
of which, attributable to equity holders of the parent		€15,658	€19,781	€18,020
of which, attributable to non-controlling interests		€26	€(17)	€14
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31,
	Note	2023	2022
Assets
Goodwill and intangible assets with indefinite useful lives	9	€30,994	€31,738
Other intangible assets	10	20,625	19,006
Property, plant and equipment	11	37,687	36,205
Equity method investments	12	8,070	4,834
Non-current financial assets	13	3,269	710
Other non-current assets and prepaid expenses	16	7,694	6,723
Deferred tax assets	7	2,152	2,052
Tax receivables	16	117	112
Total Non-current assets		110,608	101,380
Inventories	14	21,414	17,360
Assets sold with a buy-back commitment		1,328	1,594
Trade receivables	16	6,426	4,928
Tax receivables	16	802	543
Other current assets and prepaid expenses	16	10,288	7,549
Current financial assets	13	6,830	4,323
Cash and cash equivalents	18	43,669	46,433
Assets held for sale	3	763	2,046
Total Current assets		91,520	84,776
Total Assets		€202,128	€186,156
Equity and liabilities
Equity	27
Equity attributable to owners of the parent		81,693	71,999
Non-controlling interests		427	383
Total Equity		82,120	72,382
Liabilities
Long-term debt	22	20,001	19,469
Other non-current financial liabilities	17	21	—
Other non-current liabilities	23	8,065	8,129
Non-current provisions	21	7,744	8,460
Employee benefits liabilities	20	4,911	5,891
Tax liabilities		542	668
Deferred tax liabilities	7	4,784	4,332
Total Non-current liabilities		46,068	46,949
Short-term debt and current portion of long-term debt	22	9,462	7,684
Current provisions	21	13,724	11,311
Employee benefit liabilities	20	562	545
Trade payables		33,008	31,726
Tax liabilities		1,264	900
Other liabilities	23	15,570	14,528
Other current financial liabilities	17	18	18
Liabilities held for sale	3	332	113
Total Current liabilities		73,940	66,825
Total Equity and liabilities		€202,128	€186,156
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)

		Years ended December 31,
	Note	2023	2022	2021
Consolidated profit from continuing operations		€18,625	€16,779	€13,218
Adjustments for non-cash items:	30
depreciation and amortization		7,549	6,797	5,871
(gains)/losses on disposals		(195)	(192)	(121)
change in deferred taxes		701	(711)	(654)
other non-cash items		720	391	99
Change in provisions		2,460	1,906	(1,152)
Result of equity method investments net of dividends received	30	(156)	(47)	(185)
Change in carrying amount of leased vehicles		(1,747)	(483)	358
Changes in working capital	15	(5,472)	(4,481)	1,212
Net cash from operating activities		22,485	19,959	18,646
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies		1,457	235	161
Acquisitions of consolidated subsidiaries and equity method and other investments		(3,885)	(666)	(726)
Cash and cash equivalents of FCA at the merger		—	—	22,514
Proceeds from disposals of property, plant and equipment and intangible assets		533	545	295
Investments in property, plant and equipment and intangible assets		(10,193)	(8,615)	(8,687)
Change in amounts payable on property, plant and equipment and intangible assets		1,068	(399)	(1,426)
Net change in receivables from financing activities		(3,834)	(1,413)	(306)
Other changes		(193)	(218)	(36)
Net cash from/(used in) investing activities - discontinued operations		—	—	(3,115)
Net cash from/(used in) investing activities		(15,047)	(10,531)	8,674
Distributions paid:
to Stellantis shareholders		(4,208)	(3,353)	(4,204)
to non-controlling shareholders of subsidiaries		—	(1)	—
Proceeds from issuance of shares		92	40	243
(Purchases)/sales of treasury shares		(2,434)	(923)	—
Changes in short-term debt and other financial assets and liabilities		328	(400)	(846)
Changes in long-term debt		(214)	(6,480)	4,106
Change in securities		(2,754)	(2,069)	(610)
Other changes		(10)	19	(55)
Net cash from/(used in) financing activities		(9,200)	(13,167)	(1,366)
Effect of changes in exchange rates		(836)	608	764
(Increase)/decrease in cash and cash equivalents included in asset held for sale		(166)	(65)	18
Increase/(decrease) in cash and cash equivalents		(2,764)	(3,196)	26,736
Net cash and cash equivalents at beginning of the period		46,433	49,629	22,893
Net cash and cash equivalents at end of the period	18	€43,669	€46,433	€49,629
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to the Owners of the parent
	Share capital(1)	Treasury shares	Retained earnings and other reserves(1)	Cash flow hedge reserve	Remeasure ment of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributa ble to Owners of the parent	Non- controlling interests	Total Equity
At January 1, 2021	€20	€—	€22,141	€74	€—	€271	€(1,162)	€(51)	€21,293	€2,580	€23,873
Other comprehensive income	—	—	—	95	6	1,759	2,000	(40)	3,820	6	3,826
Net profit	—	—	14,200	—	—	—	—	—	14,200	8	14,208
Total Other comprehensive income	—	—	14,200	95	6	1,759	2,000	(40)	18,020	14	18,034
FCA - PSA merger	11	—	19,826	—	—	—	—	—	19,837	59	19,896
Faurecia loss of control and distribution	—	—	(2,883)	—	—	—	118	—	(2,765)	(2,457)	(5,222)
Distributions	—	—	(1,000)	—	—	—	—	—	(1,000)	—	(1,000)
Share-based compensation	—	—	221	—	—	—	—	—	221	—	221
Other changes(2)	—	—	271	30	—	—	—	—	301	204	505
At December 31, 2021	31	—	52,776	199	6	2,030	956	(91)	55,907	400	56,307
Other comprehensive income	—	—	—	(393)	3	1,374	2,010	(12)	2,982	3	2,985
Net profit	—	—	16,799	—	—	—	—	—	16,799	(20)	16,779
Total Other comprehensive income	—	—	16,799	(393)	3	1,374	2,010	(12)	19,781	(17)	19,764
Capital increase	1	—	39	—	—	—	—	—	40	—	40
(Purchases) sales of treasury shares(1)	—	(923)	—	—	—	—	—	—	(923)	—	(923)
Distributions	—	—	(3,353)	—	—	—	—	—	(3,353)	(1)	(3,354)
Share-based compensation	—	—	163	—	—	—	—	—	163	—	163
Other changes(2)	—	—	359	25	—	—	—	—	384	1	385
At December 31, 2022	32	(923)	66,783	(169)	9	3,404	2,966	(103)	71,999	383	72,382
Other comprehensive income	—	—	—	(665)	57	(187)	(1,924)	(219)	(2,938)	(3)	(2,941)
Net profit	—	—	18,596	—	—	—	—	—	18,596	29	18,625
Total Other comprehensive income	—	—	18,596	(665)	57	(187)	(1,924)	(219)	15,658	26	15,684
Capital increase	—	—	—	—	—	—	—	—	—	—	—
(Purchases) sales of treasury shares(1)	—	(2,434)	—	—	—	—	—	—	(2,434)	—	(2,434)
Cancellation of treasury shares(1)	(1)	923	(923)	—	—	—	—	—	(1)	—	(1)
Distributions	—	—	(4,208)	—	—	—	—	—	(4,208)	—	(4,208)
Share-based compensation	—	—	295	—	—	—	—	—	295	—	295
Other changes(2)	—	—	383	1	—	—	—	—	384	18	402
At December 31, 2023	€31	€(2,434)	€80,926	€(833)	€66	€3,217	€1,042	€(322)	€81,693	€427	€82,120
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
•deferred hedging gains transferred to inventory, net of tax of €1 million (€25 million at December 31, 2022 and €30 million at December 31, 2021); and
•the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of
€323 million at December 31, 2023, €398 million at December 31, 2022 and €159 million at December 31, 2021.
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
In 2021, the merger was accounted for by Stellantis using the acquisition method of accounting in accordance with
IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger was accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. represent the historical financial statements of PSA. Refer to Note 3, Scope of consolidation, for additional information.
Stellantis and its subsidiaries are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, mobility services, metallurgical products and production systems. In addition, Stellantis is involved in certain other activities, including software and data businesses and financial services activities relating to dealer and customer financing.
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
The Consolidated Financial Statements, together with the notes thereto, of Stellantis as of and for the year ended
December 31, 2023 (“The Consolidated Financial Statements”) were authorized for issuance by the Stellantis Board of
Directors on February 22, 2024 and have been prepared in accordance with the International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European
Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the
IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards
(“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

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
Effective from January 1, 2023, the Share of the profit/(loss) of equity method investees is included within
Operating income/(loss) and Profit/(loss) before tax, which was previously reported before Net profit/(loss) from continuing operations. The comparatives for the years ended December 31, 2022 and 2021, have been adjusted accordingly. This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships
Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Climate change
As the automotive industry accelerates change to avert climate and ecological threats, Stellantis’ Dare Forward 2030 strategic plan implements a pathway consistent with science-based recommendations to achieve this critical target. With aggressive and clear targets, the plan sets out deep emissions cuts to slash CO2 in half by 2030, benchmarking our 2021 metrics, and achieve carbon net zero by 2038 with single digit percentage compensation of the remaining emissions.
The potential impact of climate change and carbon net zero commitments are considered in the following areas:
Note 2, Use of estimates, Note 3, Scope of consolidation, Note 7, Tax expense/(benefit), Note 10, Other intangible assets,
Note 11, Property, plant and equipment, Note 22, Debt and Note 26, Guarantees granted, commitments and contingent liabilities.
There was no impact on the reported amounts in the financial statements as a result of this review.
Material accounting policies
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
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing the control.
An associate is an entity over which the Company has significant influence. Significant influence is where the
Company has the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies.
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
A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale and (i) represents either a separate major line of business or a geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resell and the disposal will result in the loss of control.
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

The principal exchange rates used to translate other currencies into Euro were as follows:

	2023		2022		2021
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (USD)	1.081	1.105	1.054	1.067	1.183	1.133
Argentine Peso (ARS)(1)	n.a.	893.404	n.a.	188.915	n.a.	116.360
Brazilian Real (BRL)	5.401	5.350	5.441	5.568	6.377	6.320
Canadian Dollar (CAD)	1.460	1.464	1.370	1.444	1.483	1.439
Swiss Franc (CHF)	0.972	0.926	1.005	0.985	1.082	1.033
Chinese Renminbi (CNY)	7.657	7.851	7.079	7.358	7.633	7.195
Turkish Lira (TRY)(2)	n.a.	32.603	n.a.	19.953	n.a.	15.100
Pound Sterling (GBP)	0.870	0.869	0.853	0.887	0.860	0.840
Mexican Peso (MXN)	19.193	18.723	21.203	20.856	23.989	23.144
Polish Zloty (PLN)	4.544	4.348	4.686	4.690	4.566	4.599
Japanese Yen (JPY)	151.854	156.330	137.931	140.660	129.848	130.380
____________________________________________________________________________________________________
n.a. = not applicable
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
(2) From April 1, 2022, Turkey’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
Intangible assets
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
Depreciation
During the years ended December 31, 2023, 2022 and 2021, assets depreciated on a straight-line basis over their estimated useful lives as follows:

Years
Buildings	33 - 40
Plant, machinery and equipment	2 - 25
Other assets	2 - 34
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. Only assets with a construction period of 12 months or longer are considered. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the years ended
December 31, 2023 and 2022 was €262 million and €189 million, respectively.
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
Lease liability
The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate is not be readily determined, the
Company's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as the Company specific factors contributing to the
Company’s credit spread, including the impact of security. The Company primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
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
If indicators of impairment are present, an impairment test is performed, comparing the carrying amount of the asset to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. In the event that the carrying amount is in excess of the recoverable amount, an impairment is recorded to reduce the value of the asset to its recoverable amount. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
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

In our securitizations, we transfer loans to securitization trusts (“Trusts”), which issue one or more classes of asset-
backed securities. These asset-backed securities are then sold to investors. These Trusts are included in our consolidated financial statements, but they are separate legal entities. The assets held by these Trusts are legally owned by them and are not available to the Company’s creditors or creditors of our other Trusts. When the securitized assets are transferred to a
Trust, we make certain representations and warranties regarding the securitized assets. These representations and warranties relate to specific aspects of the securitized assets, such as origination, obligors, accuracy, and security interest, but not the underlying performance of the securitized asset. If a breach were to occur related to one or more of these representations that materially affects the noteholders’ interest, we would be obligated to repurchase the securitized assets.
The transfers of assets in the Company’s securitization transactions do not qualify for derecognition. The Company accounts for all securitization transactions as if they were secured financing and therefore the assets, liabilities, and related activity of these transactions are consolidated in the financial statements. As the securitized receivables amortize, finance charge collections are passed through to the investors at a specified rate for the life of the securitization and an interest in collections exceeding the specified rate is retained by the Company. The majority of these securitization transactions are within Stellantis Financial Services U.S.
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

•Cash flow hedges - where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). When the hedged forecasted transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in Other comprehensive income/(loss) are reclassified and included in the initial measurement of the cost of the non-
financial asset. The effective portion of any gain or loss is recognized in the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affects the Consolidated Income
Statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated Income Statement immediately.
When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains and is recognized in the
Consolidated Income Statement at the same time as the underlying transaction occurred. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/
(loss) is recognized in the Consolidated Income Statement immediately.
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
Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses requiring first loss cover (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), whereby the transferor has priority participation in the losses, or requires a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IFRS 9 for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset are not substantially transferred, and accordingly the Company continues to recognize these receivables within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. These types of receivables are classified as held-to-
collect, since the business model is consistent with the Company’s continuing recognition of the receivables.
Inventories
Raw materials, semi-finished products and finished goods inventories are stated at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. The measurement of Inventories includes the direct cost of materials and labor as well as indirect costs (variable and fixed). A provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs for sale and distribution.
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
Other long-term employee benefits
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
For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Refer to Note 19, Share-
based compensation, for additional information.
Share-based compensation expense is recognized within Selling, general and other costs within the Consolidated
Income Statement, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-
settled transactions at each reporting date using the graded vesting method and reflected the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense, or credit, in the Consolidated Income Statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-
vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there were also service and/or performance conditions.
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
Shipments of vehicles and sales of other goods
The Company has determined that its customers from the sale of vehicles and service parts are generally dealers, distributors, fleet customers or retail customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts are made available to the customer, or when the vehicles or service parts are released to the carrier responsible for transporting them to the customer. This is also the point at which invoices are issued, with payment for vehicles typically due immediately and payment for service parts typically due in the following month. For component part sales, revenue recognition is consistent with that of service parts. In the case of service parts sold that are expected to be used for repairs under warranty, no revenue is recognized upon shipment. The Company also sells tooling, with control transferring at the point in time when the customer accepts the tooling.
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
Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with these services are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Company had
€254 million of deferred costs related to these services at December 31, 2023 (€236 million at December 31, 2022) and recognized €98 million of amortization expense during the year ended December 31, 2023 (€91 million and €58 million during the year ended December 31, 2022 and 2021, respectively).
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
Historically the most significant element is the cost of materials and components and the remaining costs included labor
(consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In addition, expenses which are directly attributable to the consolidated financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€563 million, €289 million and €68 million for the years ended
December 31, 2023, 2022 and 2021, respectively). Cost of revenues also included €82 million, €31 million and €227 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2023, 2022 and
2021, respectively. In addition, estimated costs related to product warranty and recall campaigns were recorded within Cost of revenues (refer to the section Use of estimates below for further information).
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

A below-market rate of interest loan provided by a government or governmental authority is treated as a government grant. The government grant is measured as the difference between the initial carrying amount of the loans (their fair values, including transaction costs) and the proceeds received.
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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their own economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. In estimating fair value, the Company use market-observable data to the extent it is available. When market-
observable data is not available, the Company use valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
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
•Level 2 inputs include those which are directly or indirectly observable as of the measurement date. Level 2 instruments include commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards, swaps and option contracts, which are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for similar instruments in active markets, quoted prices for identical or similar inputs not in active markets, and observable inputs; and
•Level 3 inputs are unobservable from objective sources in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments. Instruments in this category include non-exchange-traded derivatives such as certain over-the-counter commodity option and swap contracts that are complex or with non-standard clauses.
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
The Company’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Company estimates the present value of the projected future payments to all participants by taking into consideration parameters of a financial nature such as discount rates, the rate of salary increases and the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience. Mortality rates are developed using Stellantis plan-
specific populations where appropriate as well as recent mortality information published by recognized experts in this field such as the U.S. Society of Actuaries and the Canadian Institute of Actuaries and other data where appropriate to reflect actual and projected plan experience. Comparable country specific sources and methods are used for all other countries. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time, contributions are made beyond those that are legally required.
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
The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 5.17 percent and 5.14 percent at December 31, 2023 and 2022, respectively.
At December 31, 2023, the effect on the defined benefit obligation of a decrease or increase in the discount rate, holding all other assumptions constant, is as follows:

	Effect on pension benefit obligation increase/ (decrease) in Net liability	Germany and France	UK	US and Canada	Other
	(€ million)
25 basis point decrease in discount rate	584	100	44	434	6
25 basis point increase in discount rate	(559)	(95)	(42)	(416)	(6)
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
At December 31, 2023, the effect of a decrease or increase in the key assumptions affecting the health care and life insurance plans, holding all other assumptions constant, is shown below:

Effect on health care, life insurance and OPEB obligation
(€ million)
25 basis point decrease in discount rate	68
25 basis point increase in discount rate	(66)
100 basis point decrease in health care cost trend rate	(16)
100 basis point increase in health care cost trend rate	17
Refer to Note 20, Employee benefits liabilities, for additional information on the Company’s OPEB liabilities.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and Enlarged Europe segments. The Company periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired. The Medium-Term
Plan (“MTP”) used to perform the impairment testing covers the period from 2024 to 2026. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Company’s MTP of the Cash
Generating Units (“CGUs”) to which the assets relate to. The lowest level of asset groups that generate largely independent cash flows is the vehicle platform level, which is considered the CGU for impairment testing. Goodwill is allocated only to the operating segment. As such, the operating segments are the CGU for impairment testing for Goodwill and Intangible assets with indefinite useful lives.

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
These uncertainties may result in either impairments of, or reductions to the expected useful lives of, platforms and propulsion systems, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2023, 2022 and 2021, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value-in-use. The value-in-use of the CGUs is determined using a discounted cash flow methodology based on estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2023, impairment losses of €201 million were recognized, mainly related to impairment of research and development assets in China and India & Asia Pacific, and to impairment of certain platform assets in Enlarged Europe.
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
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments or other CGUs which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands, capitalized development expenditures, working capital and reserves) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value-in-use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Company primarily relate to the merger with FCA. Goodwill from the merger with FCA is allocated to the North America, South America, Maserati, India and Asia Pacific and Enlarged
Europe operating segments. All other Goodwill balances relate primarily to Enlarged Europe, Other activities and to a lesser extent China.
The MTP is used as a basis to perform the Company’s annual impairment test for Goodwill and intangible assets with indefinite useful lives.

•The estimate of the recoverable amount for purposes of performing the annual impairment test for each of the operating segments is determined using value-in-use and was based on the following assumptions:
◦The expected future cash flows covering the period from October 1, 2023 through December 31, 2026.
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
◦The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 2.0 percent to 2.2 percent. The growth rate per region is determined by reference to the risk free rate and the rate of inflation considered in the regional discount rate. The long-term AOI margins are set considering the
Company’s long-term projections for each of the CGUs.
•The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows.
•Pre-tax cash flows are discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) discount rate applied ranged from
11.3 percent to 25.8 percent.
The values estimated as described above are determined to be in excess of the carrying amount for each operating segment or other CGUs to which Goodwill is allocated. As such, no impairment charges were recognized for Goodwill and
Intangible assets with indefinite useful lives for the year ended December 31, 2023. No impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2021 and 2022.
Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Company’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Company considers future taxable income arising based on the most recent business plan. Moreover, the Company estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these deferred tax assets could be recovered. The estimates and assumptions used in the assessment are subject to uncertainty especially related to the Company’s future performance as compared to the business plan. Therefore, changes in current estimates due to unanticipated events could have a significant impact on the Consolidated Financial Statements. Refer to Note 7, Tax expense/
(benefit) for additional information.

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
New standards and amendments effective January 1, 2023
The following amendments and interpretations, which were effective from January 1, 2023, were adopted by the
Company. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
•IFRS 17 - Insurance Contracts, was issued by the IASB in 2017, as a replacement for IFRS 4 – Insurance
Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide an accounting model resulting in more consistent accounting and presentation of the impacts of insurance contracts by reporting entities.
The IFRS 17 measurement model requires that insurance contracts are remeasured in each reporting period. The following components are used to measure the insurance contracts:
•discounted probability-weighted cash flows;
•an explicit risk adjustment; and
•a contractual service margin representing the unearned profit of the contract which is released to the income statement as revenue over the coverage period.
In addition, IFRS 17 provides for an optional, simplified premium allocation approach for the liability for remaining coverage for contracts with a duration of 12 months of less.
IFRS 17 was adopted by the Company effective January 1, 2023. The adoption of IFRS 17 did not have a material impact on the Consolidated Financial Statements. While the Company does issue insurance and reinsurance contracts through certain financial services subsidiaries, the assets and liabilities of these operations are not considered to be material to warrant separate disclosure in the Consolidated Statement of Financial
Position.

The insurance contract liabilities are presented within Current and Non-current provisions, while the insurance contract assets are presented within Current financial assets in the Consolidated Statement of Financial Position.
•In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 -
Accounting Policies, Change in Accounting Estimates and Errors. The amendments to IAS 1 require companies to disclose their material accounting policies rather than their significant accounting policies, including providing guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates.
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
•In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 to
provide relief to entities impacted by the Base Erosion and Profit Sharing Pillar Two model rules. The amendments aim to avoid diverse interpretations of IAS 12 Income Taxes developing in practice, and to improve the information provided to users of financial statements before and after Pillar Two legislation comes into effect. The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. The amendments also include disclosure requirements to help users of the financial statements better understand an entity’s exposure to Pillar
Two income taxes arising from that legislation, particularly before its effective date. The mandatory temporary exception was effective immediately upon issuance of the amendment, while the disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.
New standards and amendments not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates:
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS
1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. In October 2022, the IASB issued an amendment to further clarify that covenants of loan arrangements, which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier adoption permitted.
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

•In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial
Instruments: Disclosures, addressing the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. We are currently evaluating the impact of adoption.
•In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates
that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier adoption permitted. We are currently evaluating the impact of adoption.

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of the Company, which are grouped by reportable segments, as well as listing of companies within Other activities.

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA	100.00
FCA Canada Inc.	Canada	100.00
Stellantis Mexico, S.A. de C.V.	Mexico	100.00
South America
FCA Fiat Chrysler Automoveis Brasil Ltda.	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Peugeot Citroën Argentina S.A.	Argentina	99.96
Enlarged Europe
Stellantis Europe S.p.A.	Italy	100.00
Automobiles Peugeot	France	100.00
Automobiles Citroën	France	100.00
Opel Automobile GmbH	Germany	100.00
Groupe PSA Italia S.p.A.	Italy	100.00
Stellantis & You France S.A.S.	France	100.00
Stellantis Auto S.A.S.	France	100.00
FCA Germany GmbH	Germany	100.00
Stellantis España, S.L.	Spain	99.99
Vauxhall Motors Limited	United Kingdom	100.00
FCA France S.A.S.	France	100.00
Peugeot Motor Company PLC	United Kingdom	100.00
Stellantis & You UK Limited	United Kingdom	100.00
Peugeot Deutschland GmbH	Germany	100.00
Stellantis & You Italia S.p.A.	Italy	100.00
Stellantis Nederland B.V.	Netherlands	100.00
Citroën Deutschland GmbH	Germany	100.00
Citroën UK Ltd	United Kingdom	100.00
FCA Poland S.p.z.o.o.	Poland	100.00

Middle East & Africa
Stellantis Middle East FZE	United Arab Emirates	100.00
Stellantis Otomotiv Pazarlama Anonim Sirketi	Turkey	100.00
China and India & Asia Pacific
Stellantis Japan Ltd.	Japan	100.00
Fiat India Automobiles Private Limited	India	50.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co., Ltd.	People's Rep.of China	100.00
Maserati North America Inc.	USA	100.00
Financial Services
Stellantis Financial Services Europe S.A.	France	100.00
Stellantis Automotive Finance Co. Ltd.	People's Rep.of China	100.00
Stellantis Financial Services US Corp.	USA	100.00
Banco Stellantis S.A.	Brazil	100.00
Fidis S.p.A.	Italy	100.00
Holdings & Other Companies
FCA North America Holdings LLC	USA	100.00
GIE PSA Trésorerie	France	100.00
Fiat Chrysler Finance North America, Inc.	USA	100.00
FCA US Insurance Company	USA	100.00
Fiat Chrysler Finance S.p.A.	Italy	100.00
Stellantis International S.A.	Switzerland	100.00
Local regulation allows for exemption from local statutory requirements according to sec. 264 of the German
Commercial Code and the Company has applied such exemption for the following legal entities: Citroën Deutschland GmbH,
Stellantis Germany GmbH, Peugeot Deutschland GmbH, Opel Group Warehousing GmbH, FCA Germany GmbH, Share
Now GmbH, Stellantis & You Deutschland GmbH, Opel Eisenach GmbH and Free2Move Germany GmbH.
Acquisitions
In December 2022, Stellantis acquired 100 percent of aiMotive, an artificial intelligence company specializing in autonomous driving. This acquisition enhances Stellantis’ artificial intelligence and autonomous driving core technology, expands its global talent pool, and boosts the mid-term development of the Stellantis AutoDrive platform which is part of the
Dare Forward 2030 strategic plan. The total consideration was €240 million, paid in cash at closing. As of December 31,
2022, the preliminary purchase price allocation was not completed due to the proximity of the acquisition date to the year end. The net assets acquired amounted to €11 million resulting in a preliminary goodwill of €229 million. During the twelve months ended December 31, 2023, the goodwill has been revised to €172 million. The revised net assets acquired are
€67 million, reflecting the recognition of additional intangible assets in relation to the technology acquired. aiMotive is included within Other activities. The following table shows the assets and liabilities acquired. The amounts reported are final.

(€ million)	At December 22, 2022
Goodwill	€172
Other intangible assets	87
Other assets	13
Total assets	€272
Total equity	€239
Long-term debt and Short term debt and current portion of long-term debt	21
Other liabilities	12
Total equity and liabilities	€272

In line with our Dare Forward 2030 goals of embracing breakthrough ideas to offer innovative, clean mobility, in
January 2023, Stellantis announced an expansion of its partnership with Archer Aviation Inc. This included manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-off and landing aircraft. In addition, the January 2023 agreements contain commitments for Stellantis to provide funding up to €138 million
($150 million) in equity capital of which €89 million ($95 million) was invested by Stellantis as of December 31, 2023. The remaining funding is contingent on certain milestone achievements and can be drawn by Archer at its discretion once the applicable milestones have been met. Archer issued equity warrants to Stellantis of 15 million Archer shares at an exercise price of $0.01 per share which vest at specific dates between 2024 and 2026. At December 31, 2023, Stellantis owned 10.1 percent of the Archer share capital and controlled 4.5 percent of Archer voting rights. In accordance with IAS 28 -
Investments in associates and joint ventures, significant influence is demonstrated by a combination of factors, including board representation, the funding commitments referenced above and Archer’s reliance on Stellantis` manufacturing expertise. As a result, we have accounted for Archer as an associate under the equity method from January 2023 and is reported in Other activities. During the year ended December 31, 2023, Stellantis increased its shareholding in Archer through open market stock purchases and capital injections of €103 million.
In December 2021, Stellantis announced the creation of SiliconAuto, a joint venture with Foxconn for the design, development and production of semiconductors, a key component for automotive vehicles. Consideration of €70 million for a
50 percent share was paid in June 2023. This is accounted for as an equity method investment and is reported in Other activities.
Within the South America segment, we announced in February 2023, an investment into 360 Energy S.A., a green energy company, currently producing renewable energy through solar panels, which will provide Stellantis preferential rights to purchase energy at discounted prices as part of our climate-related commitments. Total consideration of €93 million
($100 million) representing a 49.5 percent interest was paid. This is accounted for as an associate under equity method investment.
In December 2022, Stellantis announced its intention to acquire a substantial stake in Symbio, a hydrogen fuel cell company which will contribute to the Company’s Dare Forward 2030 goal of expansion in this technology. The binding agreement was signed in July 2023 for a 33.3 percent interest with Forvia and Michelin as equal shareholders. Consideration of €300 million was paid, which includes a shareholder loan of €58 million. This is accounted for as an equity method investment as a joint venture and is reported in the Enlarged Europe segment.
In July 2023, Stellantis entered into an agreement with other automakers to establish Ionna, which will develop a new, high-speed charging infrastructure for battery electric passenger vehicles in the U.S. and Canada. The Company is committed to pay up to €199 million ($220 million) in equity capital contributions over the term of the agreement, providing a 16.7 percent equity in the newly formed legal entity. In November 2023, Stellantis paid an initial capital contribution of
€6 million ($6 million) and the arrangement is accounted for as an equity method investment and is reported under the North
America segment.
In July 2023, Stellantis paid €393 million as a contribution of capital to NextStar Energy Inc. for 49 percent of its equity. NextStar Energy Inc. is a joint venture with LG Energy Solution Ltd for the production of batteries in Canada which is accounted for as an equity method investment and is reported in North America segment.
In November 2023, Stellantis paid €1.4 billion for an equity investment representing approximately 21 percent equity in Zhejiang Leapmotor Technology Co. Ltd, a Chinese new energy vehicle OEM. The investment is accounted for as an equity method investment and reported in China and India & Asia Pacific segment. In addition, a joint venture, called
Leapmotor International, will be created in 2024 with ownership by Stellantis of 51 percent and by Leapmotor of 49 percent, subject to regulatory approvals. Stellantis will control and consolidate the joint venture. The joint venture will have exclusive rights for export and sale, as well as manufacturing of Leapmotor products outside of Greater China.

Disposals
In December 2021, Stellantis announced the reorganization of its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with CACF, (with each of Stellantis and CACF holding a 50 percent interest) that would result from the combination of the leasing activities of Leasys and the activities of Free2Move
Lease (“F2ML”), a business unit created within the former Groupe PSA and which aims to develop the B2B long-term leasing activity. In addition, the joint ventures with BNP Paribas Personal Finance (“BNPP PF”) and Group Santander
Consumer Finance (“SCF”) were reorganized so the joint ventures with BNPP PF operate the financing activities in
Germany, Austria and in the UK and joint ventures with SCF operating financing activities in France, Italy, Spain, Belgium,
Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures’ financing activities covers all Stellantis brands. The binding agreements governing this reorganization were signed on March 31, 2022 between
Stellantis and each of BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance.
As a result of the reorganization described above, in December 2022, Leasys was transferred from FCA Bank to
LeaseCo, a joint venture held 50 percent by both Stellantis and CACF. LeaseCo was established as the new multi-brand operational leasing company then renamed to Leasys SAS, and includes the lease brand, Free2move. At December 31, 2022, the equity investment in FCA Bank met the criteria to be classified as held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. At December 31, 2022, our investment in FCA Bank was written down to approximately €1,700 million, with the loss of €133 million recognized within Share of the profit/(loss) of equity method investees on the Consolidated Income Statement.
In April 2023, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF for net consideration of €1,581 million of which €1,566 million related to industrial activities and €15 million related to financial services. An additional consideration of €68 million was subsequently received as earn-out. The total net consideration is comprised of €1,090 million cash and a credit linked note issued by FCA Bank with fair value at inception of €906 million and a residual amount of €559 million at December 31, 2023 after partial repayment. On disposal of the holding in FCA
Bank, Stellantis recorded a loss on disposal of €38 million, which was reported in the Consolidated Income Statement in
Gains/(losses) of disposal on investments. Also in April 2023 and in relation to the transfer of leasing activities to LeaseCo, payments of €38 million and €64 million were made to SCF and CACF, respectively, for compensation related to loss of future earnings and transfer of risks associated with the lease businesses transferred. These amounts were recognized in our
Consolidated Income Statement in Selling, general and other costs.
In April 2023, Stellantis completed the disposal of Teksid’s cast iron production legal entities in Mexico and the
U.S. to Cummins Inc. Consideration of €136 million was received and a gain on sale of €34 million was reported in the
Consolidated Income Statement in Gains/(losses) of disposal on investments. This was previously reported within Other activities.
As of December 31, 2023, Stellantis has concluded it no longer has joint control of either DPCA or DPCS, and as a result accounts for its interest as a financial asset under IFRS 9.
As of December 31, 2023, Stellantis has concluded it has lost control of its entities in Russia as it no longer has power over these entities. As a result, the entities have been deconsolidated and Stellantis recognized a loss of €144 million in
Gains/(losses) on disposals of investments, primarily consisting of cash and cash equivalents and other assets of €125 million, trade payables and other liabilities of €93 million and cumulative translation adjustments in Other comprehensive income of
€(112) million.
During the year ended December 31, 2023, there were various minor business disposals with assets of €127 million and liabilities of €34 million.
Held for sale
At December 31, 2023, there were various businesses which met the criteria under IFRS 5 to be classified as held for sale with assets of €763 million and liabilities of €332 million of which €656 million of assets and €332 million of liabilities relates to Stellantis Otomotiv Pazarlama Anonim Sirketi.

As of December 31, 2022, the equity investment in FCA Bank met the criteria to be classified as held for sale under
IFRS 5, Non-current Assets Held for Sale and Discontinued Operations which was disposed of in 2023. Refer to Note 3,
Scope of consolidation: disposals for additional information.
GAC-Stellantis JV
In January 2022, Stellantis announced a plan to increase its shareholding in GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in GAC-Stellantis JV,
Stellantis is cooperating with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. As a result, Stellantis fully impaired the equity method investment in GAC-Stellantis JV of €126 million in the six months ended June 30, 2022. In addition, impairments were recognized for the loans granted to GAC-Stellantis JV of €106 million, €48 million related to trade receivables, as well as, €16 million primarily related to capitalized development expenditures. These amounts are recognized in Results from equity method investments. The GAC-Stellantis JV filed for bankruptcy and the filing was accepted by the local court in
November 2022. The bankruptcy administrator was appointed in March 2023. The first creditors’ meeting took place in July
2023.

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
been determined by multiplying the fair value of the original FCA awards as of January 16, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.

The computation of the consideration transferred under reverse acquisition accounting is summarized as follows:

Number of shares of PSA deemed to be issued to FCA shareholders under reverse acquisition accounting	Number of shares	903,969,288
Market price of PSA shares as of January 15, 2021		€€21.85
Fair value of common shares deemed to be issued to FCA shareholders as of January 15, 2021	€ million	19,752
Additional consideration for share-based compensation	€ million	85
Consideration transferred	€ million	€19,837
Calculation of Goodwill
Goodwill arising from the acquisition was determined as follows:

(€ million)	At the acquisition date (January 17, 2021)
Consideration transferred	19,837
Add: minority interests	59
Less: fair value of FCA’s Net assets acquired	8,390
Goodwill	11,506
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

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€183,230	€173,718	€144,559
Other services provided	4,018	3,786	3,112
Construction contract revenues	709	779	602
Lease installments from assets sold with a buy-back commitment	896	849	994
Interest income of financial services activities	691	460	152
Total Net revenues	€189,544	€179,592	€149,419

Net revenues by geographical area were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Net revenues in:
North America(1)	€88,466	€87,283	€68,885
France	18,079	16,365	15,421
Brazil	13,742	11,363	7,607
Italy	11,790	10,840	10,065
Germany	10,467	9,046	7,891
United Kingdom	8,380	7,348	6,106
Turkey	6,187	3,110	2,294
Spain	5,147	5,307	4,428
Belgium	2,533	2,552	2,214
Netherlands	1,577	1,376	1,192
Argentina	1,524	2,735	1,961
Japan	1,377	1,152	1,174
Portugal	1,335	1,138	917
Poland	1,204	1,230	1,273
China	1,141	1,811	2,013
Algeria	1,079	277	192
Switzerland	930	763	1,160
Austria	812	801	1,085
Other countries	13,774	15,095	13,541
Total Net revenues	€189,544	€179,592	€149,419
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment
Net revenues attributed by segment for the years ended December 31, 2023, 2022 and 2021 were as follows:

2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€85,238	€63,961	€10,487	€15,638	€3,463	€2,276	€2,167	€183,230
Other services provided	1,260	1,587	73	510	63	59	466	4,018
Construction contract revenues	—	—	—	—	—	—	709	709
Revenues from goods and services	86,498	65,548	10,560	16,148	3,526	2,335	3,342	187,957

Lease installments from assets sold with a buy-back commitment	—	896	—	—	—	—	—	896
Interest income from financial services activities	—	—	—	—	—	—	691	691
Total Net revenues	€86,498	€66,444	€10,560	€16,148	€3,526	€2,335	€4,033	€189,544

2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€84,239	€60,769	€6,399	€15,178	€4,455	€2,271	€407	€173,718
Other services provided	1,234	1,609	54	462	45	51	331	3,786
Construction contract revenues	—	—	—	—	—	—	779	779
Revenues from goods and services	85,473	62,378	6,453	15,640	4,500	2,322	1,517	178,283

Lease installments from assets sold with a buy- back commitment	1	848	—	—	—	—	—	849
Interest income from financial services activities	—	—	—	—	—	—	460	460
Total Net revenues	€85,474	€63,226	€6,453	€15,640	€4,500	€2,322	€1,977	€179,592

2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€66,618	€56,315	€5,088	€10,191	€3,868	€1,962	€517	€144,559
Other services provided	1,072	1,309	77	283	56	40	275	3,112
Construction contract revenues	—	—	—	—	—	—	602	602
Revenues from goods and services	67,690	57,624	5,165	10,474	3,924	2,002	1,394	148,273

Lease installments from assets sold with a buy-back commitment	16	978	—	—	—	—	—	994
Interest income from financial services activities	—	—	—	—	—	—	152	152
Total Net revenues	€67,706	€58,602	€5,165	€10,474	€3,924	€2,002	€1,546	€149,419
The Company recognized a net decrease in Net revenues of €119 million during the year ended December 31, 2023
(net decrease of €524 million and €921 million during the years ended December 31, 2022 and 2021, respectively) from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Company had transferred control of vehicles.

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Research and development expenditures expensed	€3,300	€3,233	€2,761
Amortization of capitalized development expenditures	2,193	1,889	1,575
Impairment and write-off of capitalized development expenditures	126	78	151
Total Research and development costs	€5,619	€5,200	€4,487
Refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for additional information on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2023, 2022 and 2021.
Refer to Note 10, Other intangible assets, for additional information on capitalized development expenditures.

6.	Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses, included within Net financial expenses:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Interest income and other financial income	€2,678	€1,066	€188

Financial expenses:
Interest expense and other financial expenses:	1,064	959	545
Interest expense on notes	386	281	182
Interest expense on borrowings from bank	59	105	77
Other interest cost and financial expenses	619	573	286
Interest on lease liabilities	63	63	56
Write-down of financial assets	128	14	10
Net interest expense/(income) on employee benefits provisions	203	163	169
Total Financial expenses	1,458	1,199	780
Net expenses from derivative financial instruments and exchange rate differences	1,178	635	142
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	2,636	1,834	922

Net Financial expenses/(income)	€(42)	€768	€734
During the year ended December 31, 2023 there was €42 million net financial income as compared to €768 million net financial expense in the same period in 2022, primarily reflecting the improved yield on investments which is driven by the increase in interest rates and is partially offset by increased foreign exchange losses on cash denominated in Argentine
Peso, the write-down of the investment in supply chain finance funds for €132 million (Refer to Note 13, Financial assets for additional information) and the cost of newly issued bonds.
Net financial expenses/(income) for the year ended December 31, 2023, include €215 million losses (€198 million and €68 million losses for the years ended December 31, 2022 and 2021, respectively) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to Argentine Peso and Turkish
Lira.

7.	Tax expense/(benefit)
The following table summarizes Tax expense:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Current tax expense	€3,405	€3,565	€2,294
Deferred tax expense/(benefit)	559	(840)	(342)
Tax expense/(benefit) relating to prior periods(1)	(171)	4	(41)
Total Tax expense/(benefit)	€3,793	€2,729	€1,911
________________________________________________________________________________________________________________________________________________
(1) Tax expense/(benefit) relating to prior periods includes €173 million deferred tax expense, €161 million deferred tax expense and €297 million deferred tax benefit for 2023,
2022 and 2021, respectively, primarily related to U.S. provision to return adjustments for prior year tax positions
Effective tax rate reconciliation
The applicable tax rate used to determine theoretical income taxes is the statutory rate of the jurisdiction in which the Company is tax resident during each reported period. From 2021, as a result of the merger, Stellantis N.V. is tax resident in the Netherlands. The reconciliation between the theoretical income tax and actual tax is calculated on the basis of the
Netherlands corporate income tax rate of 25.8 percent in 2023 and 2022 and 25.0 percent in 2021, as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Profit/(loss) before tax	€22,418	€19,508	€15,129
Income tax rate	25.8%	25.8%	25.0%
Theoretical income taxes	€5,784	€5,033	€3,782
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	(407)	(495)	178
Recognition and utilization of previously unrecognized deferred tax assets	(740)	(1,153)	(1,954)
Deferred tax assets not recognized and write-downs	—	47	598
Permanent differences	(470)	(406)	(656)
Tax credits	(299)	(221)	(85)
Tax rate changes	—	—	53
Withholding tax	44	21	63
Other differences	(119)	(97)	(68)
Total Tax expense	€3,793	€2,729	€1,911
Effective tax rate	16.9%	14.0%	12.6%
The increase in the effective tax rate to 16.9 percent in 2023 from 14.0 percent in 2022 is primarily related to a lower tax benefit for net recognition of Deferred tax assets, primarily in Enlarged Europe.
Net deferred tax position
The Company recognizes the net amount as either Deferred tax assets or Deferred tax liabilities, to the extent deferred taxes may be offset. Amounts recognized were as follows:

	At December 31,
	2023	2022
	(€ million)
Deferred tax assets(1)	€2,152	€2,052
Deferred tax liabilities(1)	(4,784)	(4,332)
Total Net deferred tax assets/(liabilities)	€(2,632)	€(2,280)
________________________________________________________________________________________________________________________________________________
(1) Deferred tax assets and Deferred tax liabilities include the impacts of (i) Unrecognized deferred tax assets on temporary differences; (ii) Deferred tax assets arising from tax loss carry-forwards; and (iii) Unrecognized deferred tax assets on tax loss carry-forwards, which are reflected separately below in the Changes in deferred tax position by nature summary
The increase in Net deferred tax liabilities was mainly due to a decrease in Net deferred tax assets in Enlarged
Europe, partially offset by a decrease in net deferred tax liabilities in North America. See Note 2, Basis of preparation - Use of estimates - Recoverability of deferred tax assets for additional information.
Changes in deferred tax position by nature
The significant components of Deferred tax assets and liabilities and their changes during the years ended
December 31, 2023 and 2022 were as follows:

	At January 1, 2023	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/ (Liabilities) Held for Sale	Translation differences and Other	At December 31, 2023
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,775)	€(315)	€—	€—	€(12)	€(3,102)
Capitalized development assets	(4,296)	332	—	—	43	(3,921)
Other Intangible assets and Intangible assets with indefinite useful lives	(3,964)	(12)	—	—	107	(3,869)
Right-of-use assets	(331)	29	—	—	26	(276)
Provision for employee benefits	(1,086)	(4)	(23)	—	35	(1,078)
Other	(1,488)	48	235	(26)	186	(1,045)
Total deferred tax liabilities	€(13,941)	€78	€212	€(26)	€385	€(13,291)
Deferred tax assets arising on:
Provisions	4,852	(304)	(37)	—	(43)	4,468
Provision for employee benefits	2,183	(208)	6	—	(28)	1,953
Lease liabilities	373	(8)	2	—	(31)	336
Impairment of tangible and intangible assets	1,269	(376)	(1)	—	(15)	877
Inventories	375	62	5	—	2	444
Allowances for doubtful accounts	58	10	(1)	—	(8)	59
Provision for buy back	169	1	—	—	(17)	153
Other	2,589	(156)	172	—	377	2,982
Total deferred tax assets	€11,868	€(979)	€146	€—	€237	€11,272
Unrecognized deferred tax assets on temporary differences[1]	(3,183)	311	11	—	(516)	(3,377)
Deferred tax assets arising on tax loss carry-forwards	9,506	(402)	—	—	(35)	9,069
Unrecognized deferred tax assets on tax loss carry-forwards	(6,531)	260	—	—	(34)	(6,305)
Total Net deferred tax assets/ (liabilities)	€(2,280)	€(732)	€369	€(26)	€37	€(2,632)
________________________________________________________________________________________________________________________________________________
(1) Unrecognized deferred tax assets on temporary differences reported in the Changes in deferred tax position by nature summary include Allowance for Corporate Equity in Italy of €1,298 million in 2023 (€1,215 million in 2022) and Advanced Corporate Tax in the United Kingdom of €26 million in 2023 (€26 million in 2022)

	At January 1, 2022	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/ (Liabilities) Held for Sale	Translation differences and Other	At December 31, 2022
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,662)	€19	€—	€—	€(133)	€(2,775)
Capitalized development assets	(4,313)	116	—	—	(99)	(4,296)
Other Intangible assets and Intangible assets with indefinite useful lives	(3,733)	(44)	—	—	(187)	(3,964)
Right-of-use assets	(397)	82	—	—	(16)	(331)
Provision for employee benefits	(591)	—	(477)	—	(18)	(1,086)
Other	(1,398)	(219)	162	—	(33)	(1,488)
Total deferred tax liabilities	€(13,094)	€(46)	€(315)	€—	€(486)	€(13,941)
Deferred tax assets arising on:
Provisions	4,510	211	1	(10)	140	4,852
Provision for employee benefits	2,325	(342)	12	—	188	2,183
Lease liabilities	413	(60)	—	—	20	373
Impairment of tangible and intangible assets	1,590	(319)	—	—	(2)	1,269
Inventories	250	129	—	(2)	(2)	375
Provision for buy-back	131	42	—	—	(4)	169
Allowances for doubtful accounts	115	(66)	—	(1)	10	58
Other	2,635	(178)	25	—	107	2,589
Total deferred tax assets	€11,969	€(583)	€38	€(13)	€457	€11,868
Unrecognized deferred tax assets on temporary differences	(3,462)	466	(26)	9	(170)	(3,183)
Deferred tax assets arising on tax loss carry-forwards	8,803	469	—	2	232	9,506
Unrecognized deferred tax assets on tax loss carry-forwards	(6,663)	373	—	(3)	(238)	(6,531)
Total Net deferred tax assets / (liabilities)	€(2,447)	€680	€(303)	€(5)	€(205)	€(2,280)
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
At December 31, 2023, the aggregate amount of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized is approximately €379 million.

As of December 31, 2023, the Company had total Deferred tax assets on deductible temporary differences of
€11,272 million (€11,868 million at December 31, 2022), of which €3,377 million was not recognized (€3,183 million at
December 31, 2022). As of December 31, 2023, the Company also had Deferred tax assets on tax loss carry-forwards of
€9,069 million (€9,506 million at December 31, 2022), of which €6,305 million was not recognized (€6,531 million at
December 31, 2022).
Tax loss carry-forwards
Recognition of deferred tax assets related to tax loss carry-forwards were tested for realizability based on forecasted future taxable income using estimates consistent with the main assumptions of the MTP. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, were recognized to the extent that it was probable that future profits would be available against which they could be utilized. The realization of these deferred tax assets was sensitive to the assumptions and judgments used in the determination of the taxable income in the future, as well as Stellantis’ ability to implement tax planning strategies, as necessary. While Stellantis has not yet recognized all deferred tax assets in all jurisdictions, it is possible the Company’s assessment of realizability could change, resulting in the recognition of additional deferred tax assets in the Company’s Consolidated Statement of Financial
Position and the related income tax benefit in the Company’s Consolidated Income Statement. Refer to Note 2, Basis of
preparation - Use of estimates - Recoverability of deferred tax assets for additional information.

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry- forward	Unrecognized deferred tax assets on tax loss carry- forwards (after application of the current tax rate)
	At December 31, 2023
	(€ million)
Tax Groups:
France	€1,663	€(1,645)	€18
Germany	120	(120)	—
Spain	561	(63)	498
Italy	3,499	(605)	2,894
Other Jurisdictions:
Brazil	2,411	—	2,411
Others	815	(331)	484
Total	€9,069	€(2,764)	€6,305

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry- forward	Unrecognized deferred tax assets on tax loss carry- forwards (after application of the current tax rate)
	At December 31, 2022
	(€ million)
Tax Groups:
France	€2,066	€(2,050)	€16
Germany	249	(249)	—
Spain	597	(53)	544
Italy	3,640	(486)	3,154
Other Jurisdictions:
Brazil	2,252	—	2,252
Others	702	(136)	566
Total	€9,506	€(2,975)	€6,531

At the end of December 2023 and December 2022, the Company had total tax-effected tax loss carry-forwards of
€9.1 billion and €9.5 billion, respectively, of which €6.3 billion and €6.5 billion were not recognized, respectively. Tax loss carry-forwards in France, Germany, Italy, Spain, and Brazil do not expire. Tax loss carry-forwards relating to the French,
German, Spanish and Italian tax groups are available within each tax group for offsetting against net deferred tax liabilities
(subject to limitations provided under local tax law) and are recognized in the Consolidated Statement of Financial Position.
In February 2022, the French tax authorities preliminarily agreed that upon merger, the French permanent establishment of
Stellantis N.V., along with the companies within the former French consolidated tax group, succeeded to approximately
€9.0 billion of French tax loss carry-forwards existing as of December 31, 2020.
Pillar Two
The OECD Pillar Two agreement aims to ensure that multinational corporations pay a minimum effective tax rate of
15 percent on a jurisdictional basis and many countries have initiated domestic legislative procedures to enact these global minimum tax rules. In December 2023, the Netherlands enacted Pillar Two legislation that is effective from January 1, 2024.
As the Netherlands is the jurisdiction of Stellantis NV, the Company’s ultimate parent, the Dutch Pillar Two rules are effective for the Company’s financial year beginning January 1, 2024. Other jurisdictions in which we operate have enacted local Pillar Two legislation effective from January 1, 2024. As there was no Pillar Two legislation in effect as of the reporting date, we do not have any current tax liability for the year ended December 31, 2023.
We are in the process of assessing the impact of the Dutch Pillar Two legislation and other local country legislation on our operations as the rules become effective. Our assessment includes analyzing whether jurisdictions in which we operate have a Pillar Two effective tax rate below 15 percent and analyzing jurisdictions where we receive tax incentives to assess whether these rules may result in an offset of all or a portion of the tax incentives in the form of a Pillar Two tax.
In addition to reviewing the enacted Pillar Two legislation, the Company is reviewing the Tax Reform Bill that was enacted by the Brazilian Congress in December 2023 which potentially impacts the taxability of incentives we receive in
Brazil and which creates complexity and uncertainty in quantifying the Pillar Two impact of our operations in Brazil.
Specifically, in December 2023, the Brazilian Congress enacted the Tax Reform Bill and incorporated it within the
Brazilian Constitution. Within the scope of the Brazil Tax Reform Bill, the Northeast Automotive Regime (tax incentive granted to the Pernambuco Plant) was extended for an additional cycle, starting in 2026 with a gradual phase-out until 2032
(during this cycle a 20 percent year-over-year reduction will be applied from 2029 until its full elimination in December
2032). Also in December 2023, the Brazilian Congress Enacted the Government Grants Taxation Act, with mandatory application starting in 2024. This Act will result in taxation of the tax incentives granted to the Stellantis plants in Brazil but may be subject to challenge in the Brazilian courts. Regulations to clarify the operation of the new laws are expected to be enacted during 2024.
Due to the complexity of the Pillar Two rules and the uncertainty in their application, the quantitative impact of the rules is not reasonably estimable at this time. The Company continues to progress on its Pillar Two assessment and expects to complete the assessment in the first half of 2024.
The Company applies the mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in International Tax Reform—Pillar Two Model
Rules – Amendments to IAS 12 issued in May 2023.

8.	Other information by nature
Personnel costs for the continuing operations of the Company for the years ended December 31, 2023, 2022 and
2021 amounted to €19.1 billion, €18.2 billion and €17.1 billion, respectively, and included costs that were capitalized mainly in connection with product development activities.
For the years ended December 31, 2023, 2022 and 2021, the continuing operations of the Company had an average number of employees of 271,292, 282,926 and 292,434, respectively.

Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Depreciation of right-of-use assets	€607	€555	€529
Interest expense on lease liabilities	63	63	56
Variable lease payments not included in the measurement of lease liabilities	3	5	5
Income from sub-leasing right-of-use assets	(109)	(108)	(95)
Expenses relating to short-term leases and to leases of low-value assets	111	107	137
Gains arising from sale and leaseback transactions	(155)	(119)	(22)
Total expense recognized in Net profit from continuing operations	€520	€503	€610

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2023 and 2022 are summarized below:

	Goodwill
	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Other	Total Goodwill and intangible assets with indefinite useful lives
	(€ million)
At January 1, 2022	€14,415	€(40)	€14,375	€15,527	€19	€29,921
Additions	356	—	356	—	—	356
Disposal	(21)	—	(21)	—	—	(21)
Translation differences and Other	795	2	797	685	—	1,482
At December 31, 2022	15,545	(38)	15,507	16,212	19	31,738
Additions(1)	66	—	66	—	5	71
Disposals	(12)	—	(12)	—	—	(12)
Translation differences and Other	(388)	—	(388)	(416)	1	(803)
At December 31, 2023	€15,211	€(38)	€15,173	€15,796	€25	€30,994
_______________________________________________________________________________________________________________________________________________
(1) Relates to minor acquisitions
Translation differences in 2023 primarily related to foreign currency translation of U.S. Dollar to the Euro.
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

There were no impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2023, 2022 and 2021, respectively. Refer to Note 2, Basis of preparation - Use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.
The following table summarizes the allocation of Goodwill and Brands between the Company’s reportable segments:

	At December 31, 2023		At December 31, 2022
(€ million)	Goodwill	Brands	Goodwill	Brands
North America	€10,412	€11,795	€10,790	€12,220
Enlarged Europe	1,899	2,876	2,092	3,021
Middle East & Africa	—	—	—	—
South America	1,550	—	1,461	—
China and India & Asia Pacific	170	—	185	—
Maserati	514	972	514	971
Other activities	628	153	465	—
Total	€15,173	€15,796	€15,507	€16,212

10.	Other intangible assets

	Capitalized development expenditures	Patents, concessions and licenses	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2022	€28,965	€802	€3,814	€33,581
Additions	3,589	88	535	4,212
Divestitures	(54)	(6)	(225)	(285)
Change in scope of consolidation	—	31	11	42
Translation differences and other changes	481	1	164	646
At December 31, 2022	32,981	916	4,299	38,196
Additions	4,352	98	270	4,720
Divestitures	(49)	(13)	(334)	(396)
Change in scope of consolidation	5	6	29	40
Translation differences and other changes	(503)	—	(26)	(529)
At December 31, 2023	36,786	1,007	4,238	42,031
Accumulated amortization and impairment losses at January 1, 2022	15,320	459	1,167	16,946
Amortization	1,893	95	166	2,154
Impairment losses and asset write-offs(1)	67	—	6	73
Divestitures	(57)	(3)	(10)	(70)
Change in scope of consolidation	—	(1)	1	—
Translation differences and other changes	54	1	32	87
At December 31, 2022	17,277	551	1,362	19,190
Amortization	2,193	92	200	2,485
Impairment losses and asset write-offs	122	—	—	122
Divestitures	(38)	(11)	(3)	(52)
Change in scope of consolidation	5	5	17	27
Translation differences and other changes	(348)	(3)	(15)	(366)
At December 31, 2023	19,211	634	1,561	21,406
Carrying amount at December 31, 2022	€15,704	€365	€2,937	€19,006
Carrying amount at December 31, 2023	€17,575	€373	€2,677	€20,625
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
In 2023, €122 million of impairment losses and asset write-offs were recognized, refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives for additional information on the impairment losses and asset write-offs recognized.
In 2022, €73 million of impairment losses and asset write-offs were recognized.
At December 31, 2023, translation differences primarily related to strengthening of the Euro compared to the U.S.
Dollar. At December 31, 2022, translation differences primarily related to the appreciation of the U.S. Dollar and Brazilian
Real to Euro.

Amortization of capitalized development expenditures was recognized within Research and development costs within the Consolidated Income Statement, as described in Note 5, Research and development costs. Amortization of patents, concessions, licenses and other intangibles are recognized within Cost of revenues and Selling, general and other costs.
At December 31, 2023 and 2022, the Company had contractual commitments for the purchase of intangible assets amounting to €133 million and €141 million, respectively.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The Company leases assets including land, buildings, plant machinery and equipment, and other assets.

	Land	Buildings	Plant, machinery and equipment	Other assets(1)	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2022	€1,651	€10,232	€45,548	€6,074	€3,944	€67,449
Additions	—	322	3,133	367	1,017	4,839
Divestitures and disposals	(39)	(491)	(1,018)	(280)	(67)	(1,895)
Change in the scope of consolidation	7	(6)	(10)	60	1	52
Translation differences	43	242	862	19	188	1,354
Transfer to Assets held for sale	(104)	(168)	(158)	(7)	(18)	(455)
Other changes	(9)	129	1,334	423	(1,402)	475
At December 31, 2022	1,549	10,260	49,691	6,656	3,663	71,819
Additions	30	368	1,693	2,123	3,481	7,695
Divestitures and disposals	(65)	(505)	(1,496)	(292)	—	(2,358)
Change in the scope of consolidation	(6)	25	66	(5)	13	93
Translation differences	(16)	(120)	(521)	(67)	(75)	(799)
Transfer to Assets held for sale	(40)	(36)	(5)	—	—	(81)
Other changes	(4)	123	1,299	30	(1,540)	(92)
At December 31, 2023	1,448	10,115	50,727	8,445	5,542	76,277
Accumulated depreciation and impairment losses at January 1, 2022	17	4,169	26,520	1,231	24	31,961
Depreciation	3	583	3,633	434	—	4,653
Divestitures and disposal	(1)	(250)	(1,012)	(154)	—	(1,417)
Impairment losses and asset write-offs	9	37	—	—	—	46
Change in the scope of consolidation	2	(2)	15	24	—	39
Translation differences	—	26	150	(3)	3	176
Transfer to Assets held for sale	—	(84)	(112)	(4)	—	(200)
Other changes	2	11	158	185	—	356
At December 31, 2022	32	4,490	29,352	1,713	27	35,614
Depreciation	4	543	3,989	601	—	5,137
Divestitures and disposals	(6)	(397)	(1,418)	(214)	—	(2,035)
Impairment losses and asset write-offs	4	(5)	58	1	—	58
Change in the scope of consolidation	1	—	35	—	—	36
Translation differences	(1)	(30)	(252)	(28)	(1)	(312)
Transfer to Assets held for sale	—	(4)	(5)	—	—	(9)
Other changes	(2)	46	49	9	(1)	101
At December 31, 2023	32	4,643	31,808	2,082	25	38,590
Carrying amount at December 31, 2022	€1,517	€5,770	€20,339	€4,943	€3,636	€36,205
Carrying amount at December 31, 2023	€1,416	€5,472	€18,919	€6,363	€5,517	€37,687
_______________________________________________________________________________________________________________
(1) Other assets includes vehicles sold with a buy-back commitments for which the divestitures are reported on a net basis within the changes of gross carrying amount
Property, plant and equipment included owned property, plant and equipment of €35,903 million at December 31,
2023 (€34,244 million at December 31, 2022) and right-of-use assets of €1,784 million at December 31, 2023 (€1,961 million at December 31, 2022).

Changes in Right-of-use assets are as follows:

	Land	Buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at January 1, 2022	€22	€1,734	€349	€221	€2,326
Depreciation	(3)	(269)	(126)	(157)	(555)
Additions	—	124	46	208	378
Divestitures	(2)	(196)	(7)	(7)	(212)
Change in the scope of consolidation	4	(11)	(3)	—	(10)
Translation differences	1	59	11	9	80
Other	1	(40)	(5)	(2)	(46)
Balance at December 31, 2022	23	1,401	265	272	1,961
Depreciation	(4)	(248)	(114)	(241)	(607)
Additions	17	200	12	269	498
Divestitures	(4)	(52)	(6)	(4)	(66)
Change in the scope of consolidation	—	15	—	—	15
Translation differences	—	(24)	(2)	(8)	(34)
Other	1	17	(2)	1	17
Balance at December 31, 2023	€33	€1,309	€153	€289	€1,784
For the year ended December 31, 2023, the Company recognized a total of €58 million of impairment losses and asset write-offs. Refer to Note 2, Basis of preparation - Use of estimates - Recoverability of non-current assets with definite useful lives, for additional information on the impairment losses and asset write-offs recognized.
For the year ended December 31, 2022, the Company recognized a total of €46 million of impairment losses and asset write-offs.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2023, and 2022.
In 2023, translation differences of €(487) million primarily reflected the devaluation of the U.S. Dollar partially mitigated by the appreciation of the Brazilian Real to the Euro. In 2022, translation differences of €1,178 million primarily reflected the appreciation of U.S. Dollar and Brazilian Real to the Euro.
At December 31, 2023 and 2022, the carrying amounts of Property, plant and equipment of the Company (excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, was €840 million and €1,400 million, respectively.
At December 31, 2023 and 2022, the Company had contractual commitments for the purchase of Property, plant and equipment amounting to €3,085 million and €1,960 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
	2023	2022
	(€ million)
Joint ventures	€6,013	€4,561
Associates	2,006	195
Other	51	78
Total Investments accounted for using the equity method	€8,070	€4,834
The Company's ownership percentages and the carrying value of investments in joint ventures and associates accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2023	2022	2023	2022
	Ownership percentage		(€ million)
Finance companies in partnership with SCF	50.0%	50.0%	€1,977	€2,092
Finance companies in partnership with BNPP PF	50.0%	50.0%	1,096	718
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	1,037	932
StarPlus Energy LLC	49.0%	49.0%	558	141
NextStar Energy Inc(1)	49.0%	—%	397	—
Leasys SAS	50.0%	50.0%	339	323
Symbio(1)	33.3%	—%	230	—
Automotive Cells Company SE (“ACC”)	33.3%	33.3%	155	177
Others			224	178
Total joint ventures			€6,013	€4,561

Zhejiang Leapmotor Technology Co., Ltd.(1)	21.3%	—%	1,409	—
Archer Aviation Inc(1)	10.1%	—%	112	—
Punch Powertrain PSA E-Transmission N.V.	56.0%	39.0%	172	117
Nordex S.A.	50.0%	—%	142	—
360 Energy S.A.(1)	49.5%	—%	105	—
Others			66	78
Total associates			€2,006	€195
Total joint ventures and associates			€8,019	€4,756
_______________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation for additional information
There were €27 million, €158 million and €103 million of unrecognized losses relating to investments in joint ventures for the years ended December 31, 2023, 2022 and 2021, respectively.

In December 2021, Stellantis announced the reorganization of its leasing activities in Europe with the intention to create a European multi-brand operational leasing company with CACF. In December 2022, Leasys was transferred from
FCA Bank to LeaseCo, a joint venture held 50 percent by both Stellantis and CACF. LeaseCo was established as the new multi-brand operational leasing company then renamed to Leasys SAS, and includes the lease brand, Free2move. Refer to
Note 3, Scope of consolidation for additional information.
There are two partnerships with SCF, which covers the financing activities of all Stellantis brands in the following countries: joint ventures in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with
SCF in Portugal. The joint ventures with BNPP PF operate the financing activities in Germany, Austria and in the UK.
The joint ventures with SCF are deemed to be material and the following tables include summarized financial information relating to the finance companies in partnership with SCF:

	At December 31,
	2023	2022
	(€ million)
Financial assets	€34,499	€33,616
Of which: Cash and cash equivalents	3,452	2,527
Other assets	1,583	1,600
Financial liabilities	29,382	28,558
Other liabilities	2,746	2,474
Total Equity	3,954	4,184

Carrying amount of interest
Company’s share of net assets	1,977	2,092
Carrying amount of interest	€1,977	€2,092

	Years ended December 31,
	2023	2022	2021
	(€ million)
Interest and similar income	€3,303	€2,592	€2,300
Interest and similar expenses	(2,084)	(1,258)	(997)
Income tax expense	(239)	(219)	(210)
Profit from continuing operations	628	690	673
Net profit	628	690	673

Net profit attributable to owners of the parent (A)	314	345	336
Other comprehensive income/(loss) attributable to owners of the parent (B)	3	(8)	15
Total Comprehensive income attributable to owners of the parent (A+B)	€317	€337	€351
Company’s share of net profit	€314	€345	€336
Tofas, the Company’s joint venture with Koç Holding, is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2023, the market value of the Company’s interest in Tofas was
€1,219 million (€1,572 million at December 31, 2022).
Zhejiang Leapmotor Technology Co., Ltd is listed on the Hong Kong Stock Exchange. At December 31, 2023, the
market value of the Company’s interest in Leapmotor was €1,176 million.
Archer Aviation Inc is listed on NYSE. At December 31, 2023, the market value of the Company’s interest in
Archer was €173 million.

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

	Years ended December 31,
	2023	2022	2021
	(€ million)
Joint Ventures	€547	€286	€737
Associates	(50)	13	22
Other	(6)	(35)	(22)
Total Share of the profit/(loss) of equity method investees	€491	€264	€737
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Company’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Joint ventures:
Profit/(loss) from continuing operations	€233	€(152)	€168
Net profit/(loss)	233	(152)	168
Other comprehensive loss	(265)	(47)	(72)
Total Other comprehensive (loss)/income	€(32)	€(199)	€96

Associates:
Income/(loss) from continuing operations	€(50)	€13	€22
Net income/(loss)	(50)	13	22
Other comprehensive income	(11)	—	13
Total Other comprehensive income	€(61)	€13	€35

13.	Financial assets
Financial assets consisted of the following:

		At December 31,
		2023			2022
	Note	Current	Non- current	Total	Current	Non- current	Total
		(€ million)
Derivative financial assets	17	€17	€23	€40	€13	€21	€34
Financial securities measured at fair value through other comprehensive income	24	59	356	415	96	62	158
Financial securities measured at fair value through profit or loss	24	1,013	911	1,924	573	367	940
Financial securities measured at amortized cost		3,667	1,764	5,431	3,171	52	3,223
Financial receivables		2,023	158	2,181	469	158	627
Collateral deposits(1)	24	51	57	108	1	50	51
Total financial assets		€6,830	€3,269	€10,099	€4,323	€710	€5,033
______________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations
The increase of €5.1 billion in financial assets was mainly due to (i) a €2.2 billion increase in financial securities measured at amortized cost primarily attributable to the ~~i~~nvestment in marketable debt securities by our central treasury companies (ii) a €1.6 billion increase in financial receivables mainly due to the sale of receivables, for which the consideration has not yet been settled as of the balance sheet date (iii) a €1.0 billion increase in financial securities measured at fair value through profit or loss mainly due to the outstanding nominal amount of €0.6 billion for a credit linked note issued by FCA Bank and delivered to Stellantis upon completion of the disposal of FCA Bank (Refer to Note 2, Scope of consolidation - Disposals for additional information) and (iv) a €0.3 billion increase in Financial securities measured at fair value through other comprehensive income which includes the acquisition of a 19.3 percent equity stake in McEwen Copper for €0.3 billion.
During the year ended December 31, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which the Company holds a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during 2021, with no further material proceeds received during the years ended December 31, 2022 and 2023.
As a result of information received during the year ended December 31, 2023, we believe that the uncertainty surrounding recovery of the remaining balance has increased, and therefore we have impaired the remaining balance of €132 million. This was previously reported within Financial securities measured at amortized cost and has now been recognized within Net financial expenses/(income) in the Consolidated Income Statement.

14.	Inventories

	At December 31,
	2023	2022
	(€ million)
Finished goods and goods for resale	€12,064	€8,304
Work-in-progress, raw materials and manufacturing supplies	9,136	8,781
Amount due from customers for contract work	214	275
Total Inventories	€21,414	€17,360
The increase in total inventories in 2023 compared to 2022 is mostly driven by new vehicles reflecting a stabilization following a 2020-2022 period characterized by significant supply constraints and additional raw materials inventories to secure production.

The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended
December 31, 2023, 2022 and 2021 was €505 million, €397 million and €479 million, respectively. These mainly relate to finished goods.
The Construction contracts, net asset/(liability) related to the design and production of industrial automation systems and related products and is summarized as follows:

	At December 31,
	2023	2022
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€766	€826
Less: Progress billings	659	662
Construction contracts, net asset/(liability)	€107	€164
Construction contract assets	214	275
Less: Construction contract liabilities (Note 23)	107	111
Construction contracts, net asset/(liability)	€107	€164
Changes in the Company's construction contracts, net asset/(liability) for the year ended December 31, 2023, were as follows:

	At January 1, 2023	Advances received from customers	Amounts recognized within revenue	At December 31, 2023
	(€ million)
Construction contracts, net asset/(liability)	€164	€(766)	€709	€107
At December 31, 2023, the entire amount of Construction contracts, net asset/(liability) was expected to be recognized as revenue in the following 12 months.

15.	Working capital

	Years ended December 31,
	2023	2022	2021
	(€ million)
(Increase)/decrease in inventories	€(4,388)	€(5,606)	€2,201
(Increase)/decrease in trade receivables	(2,249)	(1,986)	246
Increase/(decrease) in trade payables	1,058	4,165	(1,273)
Other changes	107	(1,054)	38
Total change in working capital	€(5,472)	€(4,481)	€1,212
The change in working capital in 2023 of €5,472 million includes (i) an increase of €4,388 million in inventories mostly driven by new vehicles reflecting a stabilization following a 2020-2022 period characterized by significant supply constraints and additional raw materials inventories to secure production, (ii) an increase of €2,249 million in trade receivables mainly reflecting the ongoing plan of factoring reduction, partially offset by (iii) an increase of €1,058 million in trade payables, primarily reflecting inventories increase and (iv) an increase of €107 million in other payables net of other receivables.

16.	Trade receivables, other assets, prepaid expenses and tax receivables
Other assets and prepaid expenses consisted of the following:

	At December 31
	2023			2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	€4,487	€4,507	€8,994	€2,153	€2,553	€4,706
Other receivables	4,311	1,628	5,939	3,506	1,730	5,236
Defined benefit plan assets (Note 20)	24	886	910	—	1,844	1,844
Derivative operating assets	157	51	208	587	286	873
Prepaid expenses and other	1,309	622	1,931	1,303	310	1,613
Total other assets and prepaid expenses	€10,288	€7,694	€17,982	€7,549	€6,723	€14,272
The following table summarizes Receivables from financing activities, Other receivables, Derivative operating assets and Tax receivables by due date:

	At December 31,
	2023					2022
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non- current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non- current)	Total
	(€ million)
Receivables from financing activities	€4,487	€3,273	€1,234	€4,507	€8,994	€2,153	€1,918	€635	€2,553	€4,706
Other receivables	4,311	1,498	130	1,628	5,939	3,506	1,614	116	1,730	5,236
Derivative operating assets	157	51	—	51	208	587	286	—	286	873
Total	€8,955	€4,822	€1,364	€6,186	€15,141	€6,246	€3,818	€751	€4,569	€10,815

Tax receivables	€802	€84	€33	€117	€919	€543	€79	€33	€112	€655
Trade receivables
Trade receivables are shown net of an ECL allowance, calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

	At January 1, 2023	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2023
	(€ million)
ECL allowance - Trade receivables	€562	€219	€(230)	€—	€551
Trade receivables of an immaterial amount were written off during the year ended December 31, 2023, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2023			2022
	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€5,964	€964	€6,928	€4,820	€669	€5,489
ECL allowance	(88)	(463)	(551)	(178)	(384)	(562)
Carrying amount	€5,876	€501	€6,377	€4,642	€285	€4,927
In addition to the amounts above, a further €49 million at December 31, 2023 (€1 million at December 31, 2022) of trade receivables were measured at FVPL. Refer to Note 24, Fair value measurement for additional information.
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Company and are summarized as follows:

	At December 31,
	2023	2022
	(€ million)
Dealer financing	€2,305	€1,644
Retail financing	5,505	2,475
Finance leases	133	7
Other	1,051	580
Total Receivables from financing activities	€8,994	€4,706
The €4.3 billion increase in Receivables from financing activities for the year ended December 31, 2023 is primarily due to the increase in retail financing of €3.0 billion and in dealer financing of €0.7 billion driven by the growth of Stellantis
Financial Services U.S. Other receivables from financing increased by €0.5 billion mainly attributable to loans extended to our joint ventures, primarily in financial services.
Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2023	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2023
	(€ million)
ECL allowance - Receivables from financing activities	€172	€185	€(162)	€—	€195
Receivables from financing activities of an immaterial amount were written off during the year ended December 31,
2023, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2023				2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€8,841	€117	€114	€9,072	€4,492	€69	€58	€4,619
ECL allowance	(149)	(23)	(23)	(195)	(138)	(22)	(12)	(172)
Carrying amount	€8,692	€94	€91	€8,877	€4,354	€47	€46	€4,447
In addition to the amounts above, a further €117 million at December 31, 2023 (€259 million at December 31, 2022)
of receivables from financing activities were measured at FVPL. Refer to Note 24, Fair value measurement.
Other receivables
At December 31, 2023, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of
€4,504 million (€3,545 million at December 31, 2022).
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
During the year ended December 31, 2021, as a result of the Supreme Court ruling, the previously recognized provision of €166 million related to PSA was no longer considered probable and was reversed. Also during the year ended
December 31, 2021, other receivables of €113 million of which €87 million were recognized within Net revenues and
€26 million within Net financial results for previously paid amounts that became virtually certain.
During the year ended December 31, 2022, deposits of €144 million were released and received. The remaining amount of approximately €76 million was recorded within Other receivables.
In July 2023, the Brazilian court issued a final favorable decision and a definitive ruling in the lawsuit filed by
Stellantis challenging the calculation of federal taxes on revenue for previously paid taxes and recognizing its right to recover tax payments made between 2002-2004 for an amount of €51 million.
Transfer of financial assets
At December 31, 2023, the Company had receivables due after that date, which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments, amounting to €16,991 million
(€13,935 million at December 31, 2022), of which 75 percent (66 percent at December 31, 2022), was mainly due from the sales network, transferred to financing companies in partnership with Santander, BNP Paribas and Crédit Agricole.
At December 31, 2023 and 2022, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2023			2022
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€58	€9	€67	€119	€9	€128
Carrying amount of the related liabilities (Note 22)	€58	€9	€67	€119	€9	€128

17.	Derivative financial and operating assets and liabilities
The following table summarizes the fair value of the Company's derivative financial instruments:

	At December 31,
	2023		2022
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€26	€(1)	€—	€—
Interest rate and currency risk - combined interest rate and currency swaps	—	—	—	—
Currency risk - forward contracts, currency swaps and currency options	—	—	25	(22)
Commodity price risk – commodity swaps and commodity options	—	—	—	—
Total Fair value hedges	26	(1)	25	(22)
Cash flow hedges:
Interest rate risk - interest rate swaps	—	(28)	19	—
Currency risks - forward contracts, currency swaps and currency options	111	(331)	423	(266)
Commodity price risk – commodity swaps and commodity options	36	(681)	406	(637)
Total Cash flow hedges	147	(1,040)	848	(903)
Net investment hedges:
Currency risks - forward contracts, currency swaps and currency options	—	—	—	—
Total Net investment hedges	—	—	—	—
Derivatives for trading	75	(43)	34	(25)
Total Fair value of derivative financial assets/(liabilities)	€248	€(1,084)	€907	€(950)
Financial derivative assets/(liabilities) - current	€17	€(18)	€13	€(18)
Financial derivative assets/(liabilities) - non-current	€23	€(21)	€21	€—
Derivative operating assets/(liabilities) - current	€157	€(746)	€587	€(708)
Derivative operating assets/(liabilities) - non-current	€51	€(299)	€286	€(224)
Derivatives used in financing activities are reported in the financial assets/liabilities, while derivatives used in operating activities are reported in Other assets/liabilities.
The following table summarizes the outstanding notional amounts of the Company's derivative financial instruments by due date:

	At December 31,
	2023				2022
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	€21,424	€6,263	€—	€27,687	€22,142	€5,831	€—	€27,973
Interest rate risk management	42	6,680	—	6,722	220	830	—	1,050
Interest rate and currency risk management	37	28	—	65	14	101	—	115
Commodity price risk management	2,809	2,196	—	5,005	3,291	3,252	—	6,543
Total Notional amount	€24,312	€15,167	€—	€39,479	€25,667	€10,014	€—	€35,681
Fair value hedges
The net gains and losses arising from the valuation of outstanding currency derivatives and interest rate derivatives
(for managing currency risk) were recognized in accordance with fair value hedge accounting and the net gains and losses arising from the respective hedged items are summarized as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Currency and interest rate risk
Change in ineffective portion	€(1)	€(34)	€(16)
Interest rate risk
Change in ineffective portion	—	—	—
Net gains/(losses)	€(1)	€(34)	€(16)
Ineffectiveness portion is recognized in Net financial expenses.
At December 31, 2023, the Company has outstanding interest rate derivatives classified as fair value hedges; in particular, interest rate swaps that manages interest rate risk of certain bonds issued in Europe and in North America, with a nominal amount of €3.3 billion. The accumulated amount of fair value hedge adjustment on the hedged item is negative and equal to €28 million which offsets the equivalent positive effect related to the change in value of the hedging derivatives.
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
For the year ended December 31, 2023 net gains of €4 million related to ineffectiveness were recognized in the
Consolidated Income Statement (net losses €6 million for the year ended December 31, 2022 and net gains €2 million for the year ended December 31, 2021).

The Company reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Currency risk
(Increase)/decrease in Cost of revenues	€(101)	€(111)	€(82)
Net financial income/(expenses)	—	—	(86)
Result from investments	7	(10)	20
Interest rate risk
(Increase)/decrease in Cost of revenues	—	—	—
Result from investments	44	(59)	(6)
Net financial income/(expenses)	—	—	2
Commodity price risk
(Increase)/decrease in Cost of revenues	(435)	464	18
Ineffectiveness and discontinued hedges	4	(6)	2
Tax expense	77	(99)	5
Total recognized in the Consolidated Income Statement	€(404)	€179	€(127)
Net investment hedges
In order to manage the Company’s foreign currency risk related to its investments, the Company enters into hedges of a net investment in a foreign operation, in particular foreign currency swaps, forward contracts and currency options. For the year ended December 31, 2023, losses of €12 million (gains of €100 million for the year ended December 31, 2022 and nil for the year ended December 31, 2021) related to the hedges of a net investment in foreign operation were recognized in the Consolidated Statement of Other Comprehensive Income within Exchange differences on translating foreign operations differences. There was no ineffectiveness for the year ended December 31, 2023.
Derivatives for trading
At December 31, 2023, 2022 and 2021, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which did not qualify for hedge accounting.
Information on the Company's risk management strategy and additional information on its hedging activities is provided in Note 31, Qualitative and quantitative information on financial risks.

18.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
	2023	2022
	(€ million)
Cash at banks	€8,981	€9,836
Money market securities measured at FVTPL	17,691	20,870
Other cash equivalents	16,997	15,727
Total Cash and cash equivalents	€43,669	€46,433

Cash and cash equivalents held in certain foreign countries (primarily in Argentina, €470 million and €910 million at
December 31, 2023 and 2022, respectively) were subject to local exchange control regulations providing restrictions on the amount of cash that can leave the country. In addition, a certain amount of cash and cash equivalents was held related to our entities in Russia (€121 million at December 31, 2022). Certain specific uses of these resources may be restricted by the trade and financial sanctions adopted by various governments around the world and the counter-sanctions imposed by the Russian government.
Cash and cash equivalents include €210 million at December 31, 2023 (€107 million at December 31, 2022) held in bank deposits which are restricted to the operations related to securitization programs and warehouse credit facilities of
Stellantis Financial Services U.S. These deposits are primarily used for the collection of the loan installments from customers and the payment of debt and service costs and to the originator Stellantis Financial Services U.S. itself, according to the programs and facilities regulation. Refer to Note 22, Debt for additional information on securitization programs and warehouse credit facilities.

19.	Share-based compensation
2023-2025 Long-Term Incentive Plan
At the Annual General Meeting (“AGM”) of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2023-2025 Long-Term Incentive Plan (“2023-2025 LTIP”) operates.
In June 2023, the Company granted a total of approximately 8.4 million PSU and approximately 2.2 million RSU awards to eligible employees under the 2023-2025 LTIP.
In October 2023, the Company granted a total of approximately 0.4 million PSU and approximately 0.5 million RSU awards, to eligible employees under the 2023-2025 LTIP.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 30 percent are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering a three year performance period from January 1, 2023 to
December 31, 2025, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of certain adjusted operating income levels (“PSU
AOI”), covering a three year period from January 1, 2023 to December 31, 2025, with a payout scale ranging from 0 percent to 200 percent. The remaining 30 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”), covering a three-year period from January 1, 2023 to December 31,
2025, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 9.4 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2026.
The RSU awards (“2023 RSU awards”), which represent the right to receive Stellantis common shares, cover a three year performance period from May 1, 2023 to May 1, 2026 and are expected to vest in the second quarter of 2026.
In October 2023, the Company granted a total of approximately 0.4 million Performance Restricted Share Units
(“PRSU”). The PRSU awards, which represent the right to receive Stellantis common shares, will be determined based upon the application of the Software Achievement Multiplier which would result in the eligible employee receiving at least 25% to at most 125%, of the original number of units granted to vest. Each grant covers a three-year performance period with one-
third of the units expected to vest on October 1, 2024, 2025, 2026, respectively. The Software Achievement multiplier is reset for each year of the three-year performance period and is based on the annual software internal metric.
The fair values of the PSU Electrification, PSU AOI and PRSU and the RSU awards were measured using the
Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation.

2022-2024 Long-Term Incentive Plan
At the General Meeting of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2022-2024 Long-Term Incentive Plan (“2022-2024 LTIP”) operates.
In July and September 2022, the Company granted a total of approximately 8.8 million PSU and approximately 4.3 million RSU awards to eligible employees under the 2022-2024 LTIP.
In December 2022, the Company granted 0.6 million PSU and 0.6 million RSU additional awards.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 40 percent are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering a three year performance period from the grant date to
December 31, 2024, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of synergies less implementation costs (“PSU
Synergies”), following the completion of the merger, covering a three year period from January 1, 2022 to December 31,
2024, with a payout scale ranging from 0 percent to 100 percent. Ten percent of the PSU awards are expected to vest based on the achievement of certain regulatory emissions compliance targets (“PSU Compliance”) in the years ending December
31, 2022, 2023 and 2024. The remaining 10 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”), covering a three-year period from January 1, 2022 to
December 31, 2024, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 9.4 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2025.
The RSU awards (“2022 RSU awards”), which represent the right to receive Stellantis common shares, cover a three year performance period from May 15, 2022 to May 15, 2025 and are expected to vest in the second quarter of 2025.
The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation.
2021-2023 Long-Term Incentive Plan
At the General Meeting of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2021-2023 Long-Term Incentive Plan (“2021-2023 LTIP”) operates.
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
The RSU awards (“2021 RSU awards”), which represent the right to receive Stellantis common shares, are expected to vest in the second and fourth quarters of 2024 for the awards granted during the six months ended June 30, 2021, and during the six months ended December 31, 2021, respectively.
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
Other Restricted Share Unit and Performance Share Unit Grants
During the year ended December 31, 2022, the Company granted approximately 0.3 million RSU awards and
0.1 million PSU awards to certain key employees of the Company, which represent the right to receive Stellantis common shares. A portion of these awards are vested in 2023 with the remaining portion expected to vest in 2024, 2025 or 2026, in accordance with the award agreements. The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the
RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the
PSU TSR awards were calculated using a Monte Carlo Simulation.
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
The replacement Stellantis RSU awards, which represents the right to receive Stellantis common shares vested in
2022 and 2023 in accordance with the award agreements.
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
2019 performance share plan
In 2019, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, the shares are vested in two equal parts with one part vested in May 2022 and the remaining part vested in May 2023. On completion of the merger 4.3 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal distribution of Faurecia.
2020 performance share plan
In 2020, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. The shares vested in May 2023. On completion of the merger
4.6 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal for distribution of Faurecia.
PSU Awards
Changes during 2023, 2022 and 2021 for the PSU awards under the 2023-2025, 2022-2024 and 2021-2023 LTIPs were as follows:

	2023
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	6,352,440	€13.09	6,352,440	€12.61	1,588,222	€12.61
Granted	2,903,808	12.02	56,890	16.14	14,225	14.05
Vested	—	—	—	—	—	—
Canceled	—	—	—	—	—	—
Forfeited	(676,719)	12.43	(439,100)	12.43	(347,390)	12.59
Outstanding shares unvested at December 31	8,579,529	€12.79	5,970,230	€12.64	1,255,057	€12.76

	2023
	PSU Electrification	Weighted average fair value at the grant date (€)	PSU AOI	Weighted average fair value at the grant date (€)	PRSU	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	1,587,998	€12.61	—	€—	—	€—
Granted	2,861,143	12.83	3,795,870	12.88	417,386	15.82
Vested	—	—	—	—	—	—
Canceled	—	—	—	—	—	—
Forfeited	(109,760)	12.43	(316,827)	12.83
Outstanding shares unvested at December 31	4,339,381	€12.64	3,479,043	€12.83	417,386	€15.82

	2022
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)	PSU Electrification	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	2,757,605	€17.07	2,757,605	€14.55	689,516	€14.55	689,285	€14.55
Granted	3,803,956	10.38	3,803,956	11.29	950,992	11.29	950,986	11.29
Vested	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	—	—	—
Forfeited	(209,121)	16.50	(209,121)	14.27	(52,286)	14.27	(52,273)	14.27
Outstanding shares unvested at December 31	6,352,440	€13.09	6,352,440	€12.61	1,588,222	€12.61	1,587,998	€12.61

	2021
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)	PSU Electrification	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—	—	€—	—	€—	—	€—
Granted	2,934,454	17.07	2,934,454	14.55	733,729	14.55	733,498	14.55
Vested	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	—	—	—
Forfeited	(176,849)	17.07	(176,849)	14.55	(44,213)	14.55	(44,213)	14.55
Outstanding shares unvested at December 31	2,757,605	€17.07	2,757,605	€14.55	689,516	€14.55	689,285	€14.55
The fair values of the PSU TSR awards were calculated using a Monte Carlo simulation model.
The key assumptions utilized to calculate the grant-date fair values for the PSU TSR awards are summarized below:

	2023	2022	2021
Key assumptions	PSU TSR Awards Range
Grant date stock price	€15.37 - €15.64	€12.51 - €13.33	€16.98 - €17.68
Expected volatility	34%	42%	41%
Risk-free rate	2.94%	0.4%	0.69%

The expected volatility was based on the observed historical volatility for common shares of Stellantis. The risk-free rate was derived from the yield on Euro Area Government Bonds of appropriate term, as detailed by the European Central
Bank.
The weighted average fair value of the PSU Synergies, PSU Compliance, PSU Electrification, PSU AOI and PRSU
awards that were granted during years ended December 31, 2023, 2022 and 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU awards do not have the right to receive ordinary dividends prior to vesting.
RSU awards
Changes during 2023, 2022 and 2021 for the RSU awards under the 2023-2025, 2022-2024 and 2021-2023 LTIPs were as follows:

	2023		2022		2021
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	8,824,943	€12.77	4,316,256	€14.62	—	€—
Granted	3,419,898	12.41	5,186,760	11.45	4,499,970	14.62
Vested	(365,601)	15.26	(310,968)	16.11	—	—
Canceled	—		—	—	—	—
Forfeited	(816,533)	12.51	(367,105)	14.02	(183,714)	14.62
Outstanding shares unvested at December 31	11,062,707	€12.67	8,824,943	€12.77	4,316,256	€14.62
The weighted average fair value of the RSU awards that were granted at December 31, 2023, 2022 and 2021, were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
Replacement Stellantis RSU awards
Changes during 2023, 2022 and 2021 for the Replacement Stellantis RSU awards from share-based payment plans issued by the former FCA Group were as follows:

	2023		2022		2021
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	9,722,133	€9.95	17,520,829	€11.08	—	€—
Anti-dilution adjustment	—	—	—	—	2,181,936	11.09
Granted	—	—	—	—	24,321,968	11.14
Vested	(9,597,921)	9.95	(6,923,401)	10.19	(8,438,777)	11.30
Canceled	—	—	—	—	—	—
Forfeited	(124,212)	—	(875,295)	10.05	(544,298)	10.32
Outstanding shares unvested at December 31	—	€9.95	9,722,133	€9.95	17,520,829	€11.08
The weighted average fair value of the RSU awards that were granted at December 31, 2023, 2022 and 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.

Changes during 2023, 2022 and 2021 for the Replacement Stellantis RSU awards from share-based payment plans issued by former PSA were as follows:

	2023		2022		2021
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	6,422,078	€6.71	11,573,960	€7.9	8,576,981	€15.3
Anti-dilution adjustment	—	—	—	—	7,278,029	—
Granted	—	—	—	—	—	—
Vested	(6,422,078)	6.71	(4,187,770)	8.78	(4,245,183)	9.15
Canceled	—	—	—	—	—	—
Forfeited	—	—	(964,112)	7.76	(35,867)	8.99
Outstanding shares unvested at December 31	—	€—	6,422,078	€6.71	11,573,960	€7.9
The weighted average fair value of the RSU awards that were granted at December 31, 2023, 2022 and 2021 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.
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
There were no anti-dilution adjustments in 2022 and 2023.
In March 2021, the Remuneration Committee approved the methodology to calculate the conversion factor of
1.0670166 that was applied to outstanding awards under the Long-Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of n Stellantis common share as a result of the distribution of Faurecia shares and cash to holders of Stellantis common shares on March 22, 2021 (March 15, 2021 ex-dividend date). In May 2021, the
Remuneration Committee approved the methodology to calculate the conversion factor of 1.0216283 that was applied to certain of the outstanding awards under the Long-Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of a Stellantis common share as a result of the extraordinary Distribution contemplated by the merger, as approved by Shareholders on April 15, 2021, to holders of Stellantis common shares on April 28, 2021 (April 19, 2021 ex-
dividend date).
There were no changes to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
The following table reflects the changes resulting from the anti-dilution adjustments:

2021 Anti- dilution adjustment
RSU Awards:
Number of awards - as adjusted	3,179,903
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €189 million, €170 million and €201 million was recorded for the years ended December 31, 2023, 2022 and 2021, respectively.

20.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2023			2022
	Current	Non- current	Total	Current	Non- current	Total
	(€ million)
Pension benefits	€45	€1,913	€1,958	€43	€2,783	€2,826
Health care and life insurance plans	120	1,577	1,697	126	1,596	1,722
Other post-employment benefits	58	735	793	56	771	827
Other provisions for employees	339	686	1,025	320	741	1,061
Total Employee benefits liabilities	€562	€4,911	€5,473	€545	€5,891	€6,436
The Company recognized total expense related to continuing operations of €2,114 million for defined contribution plans for the year ended December 31, 2023 (€2,018 million in 2022 and €1,812 million in 2021).
The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
	2023	2022
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€23,468	€23,652
Health care and life insurance plans	1,697	1,722
Other post-employment benefits	767	805
Total present value of defined benefit obligations (a)	25,932	26,179

Fair value of plan assets (b)	22,642	22,676
Asset ceiling (c)	248	28
Total net defined benefit plans (a - b + c)	3,538	3,531
of which:
Net defined benefit liability (d)	4,448	5,375
Defined benefit plan asset (Note 16)	(910)	(1,844)

Other provisions for employees (e)	1,025	1,061
Total Employee benefits liabilities (d + e)	€5,473	€6,436
Pension benefits
The Company’s funding policy for defined benefits pension plans is to contribute the minimum amounts required by applicable laws and regulations or to directly pay benefit payments where appropriate. In the U.S., these excess amounts are tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At
December 31, 2023, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €1.2 billion, with the usage of the credit balances to satisfy minimum funding requirements subject to the plans maintaining certain funding levels. During the year ended December 31, 2023, the Company made pension contributions in the U.S. and
Canada totaling €1.0 billion. Contributions to the pension plans of the Company for 2024 are expected to be €84 million, including both contributions to pension funds and direct benefit payments to employees. Of this amount, €37 million relates to the U.S. and Canada, with €26 million being mandatory contributions and €11 million discretionary contributions, €10 million relates to the UK, and €13 million relates to Germany.

The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2024	€1,771
2025	€1,784
2026	€1,780
2027	€1,791
2028	€1,753
2029-2033	€8,523
The following table summarizes changes in pension plans:

	2023					2022
	US and Canada	UK	France and Germany	Other	Total	US and Canada	UK	France and Germany	Other	Total
	(€ million)
Projected benefit obligation
At beginning of period: Present value	€(19,201)	€(1,545)	€(2,671)	€(235)	€(23,652)	€(24,197)	€(2,480)	€(3,141)	€(413)	€(30,231)
Effect of changes in scope of consolidation and other	(1)	1	(1)	—	(1)	22	1	(283)	34	(226)
Service cost	(99)	—	(32)	(9)	(140)	(160)	—	(57)	(11)	(228)
Interest cost	(980)	(69)	(94)	(17)	(1,160)	(729)	(44)	(46)	(9)	(828)
Benefit payments for the year	1,537	83	117	39	1,776	1,564	97	105	24	1,790
Participant contributions	(1)	—	—	—	(1)	(1)	—	—	—	(1)
Actuarial gains and (losses)	(165)	108	(128)	(4)	(189)	5,568	756	750	149	7,223
Demographic assumptions and experience	10	(19)	(17)	(13)	(39)	58	(71)	(219)	(23)	(255)
Financial assumptions	(175)	127	(111)	9	(150)	5,510	827	969	172	7,478
Effect of changes in exchange rates	610	(32)	—	(13)	565	(1,265)	128	—	(12)	(1,149)
Past service cost	(396)	(2)	—	—	(398)	(3)	(3)	—	2	(4)
Effect of curtailments and settlements/Other	(268)	—	—	—	(268)	—	—	1	1	2
At period-end: Present value	€(18,964)	€(1,456)	€(2,809)	€(239)	€(23,468)	€(19,201)	€(1,545)	€(2,671)	€(235)	€(23,652)
Plan Assets
At beginning of period: Fair value	€17,959	€1,989	€2,547	€181	€22,676	€21,856	€3,148	€3,238	€233	€28,475
Effect of changes in scope of consolidation and other	—	—	—	—	—	(29)	—	264	(26)	209
Expected return on assets	920	90	90	8	1,108	660	56	47	2	765
Participant contributions	1	—	—	—	1	1	—	—	—	1
Administrative Expenses	(84)	(3)	—	—	(87)	(82)	(1)	—	(1)	(84)
Actuarial gains and (losses)	560	(255)	(124)	(7)	174	(4,267)	(978)	(909)	(20)	(6,174)
Effect of changes in exchange rates	(554)	41	—	1	(512)	1,067	(165)	—	2	904
Employer contributions	993	21	6	—	1,020	309	26	8	2	345
Benefit payments for the year	(1,533)	(83)	(111)	(11)	(1,738)	(1,556)	(97)	(101)	(11)	(1,765)
At period-end: Fair value	€18,262	€1,800	€2,408	€172	€22,642	€17,959	€1,989	€2,547	€181	€22,676

	2023					2022
	US and Canada	UK	France and Germany	Other	Total	US and Canada	UK	France and Germany	Other	Total
	(€ million)
Present value of projected benefit obligation	€(18,964)	€(1,456)	€(2,809)	€(239)	€(23,468)	€(19,201)	€(1,545)	€(2,671)	€(235)	€(23,652)
Fair value of plan assets	18,262	1,800	2,408	172	22,642	17,959	1,989	2,547	181	22,676
Net (liability) asset recognized in the balance sheet before minimum funding requirement (IFRIC 14)	(702)	344	(401)	(67)	(826)	(1,242)	444	(124)	(54)	(976)
Minimum funding requirement liability (IFRIC 14)	(248)	—	—	—	(248)	(28)	—	—	—	(28)
Net (liability) asset recognized in the balance sheet	(950)	344	(401)	(67)	(1,074)	(1,270)	444	(124)	(54)	(1,004)
Of which, liability	(1,444)	(22)	(432)	(60)	(1,958)	(2,528)	(38)	(192)	(68)	(2,826)
Of which, asset	494	366	31	(7)	884	1,258	482	68	14	1,822
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Current service cost	€140	€228	€238
Interest expense	1,160	828	678
Interest income	(1,108)	(765)	(588)
Other administration costs	87	83	73
Past service costs/(credits) and (gains)/losses arising from settlements/curtailments	666	3	(184)
Items relating to discontinued operations	—	—	—
Total recognized in the Consolidated Income Statement	€945	€377	€217
During the year ended December 31, 2023, U.S. and Canada pension plans were amended for benefit changes made under collective bargaining agreements negotiated with the UAW and Unifor and the associated prior service costs were recognized in the Consolidated Income Statement in the amount of €396 million. In addition, voluntary separation packages offered during 2023 resulted in pension plan curtailment charges of €268 million recognized within Restructuring costs.
During the year ended December 31, 2021, there was a prior service credit primarily due to an amendment to benefits offered which incentivizes employees to elect lump sum or installment options over annuity payouts.

The fair value of plan assets by class was as follows:

	At December 31,
	2023		2022
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€1,943	€1,742	€961	€850
U.S. equity securities	671	669	908	906
Non-U.S. equity securities	516	516	641	641
Equity commingled funds	1,118	688	1,445	399
Equity instruments	2,305	1,873	2,994	1,946
Government securities	2,837	1,476	2,262	986
Corporate bonds (including convertible and high yield bonds)	4,414	217	4,333	14
Other fixed income	4,178	—	4,950	37
Fixed income securities	11,429	1,693	11,545	1,037
Private equity funds	2,956	—	2,965	—
Diversified Commingled funds	47	—	125	34
Real estate funds	1,288	—	1,343	4
Hedge funds	2,308	—	2,634	—
Investment funds	6,599	—	7,067	38
Insurance contracts and other	366	22	109	73
Total fair value of plan assets	€22,642	€5,330	€22,676	€3,944
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
The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2023					2022
	U.S.	Canada	UK	France	Germany	U.S.	Canada	UK	France	Germany
Discount rate	5.43%	4.64%	5.29%	4.46%	3.99%	5.40%	5.27%	4.52%	4.01%	3.56%
Future salary increase rate	—%	3.50%	2.70%	2.77%	2.80%	—%	3.50%	2.55%	2.68%	2.80%
The average duration of U.S., Canada, UK, France and Germany liabilities was approximately 9, 10, 12, 7 and 16, respectively.
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
payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2024	€120
2025	€119
2026	€119
2027	€119
2028	€119
2029-2033	€591

Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

	2023	2022
	(€ million)
Present value of obligations at January 1	€1,722	€2,258
Included in the Consolidated Income Statement	143	92
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(25)	(45)
- Financial assumptions	40	(565)
Effect of movements in exchange rates	(53)	118
Other:
Benefits paid	(130)	(136)
December 31	€1,697	€1,722
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Current service cost	€11	€21	€21
Interest expense	89	70	60
Past service costs/(credits) and losses/(gains) arising from settlements	43	1	—
Total recognized in the Consolidated Income Statement	€143	€92	€81
During the year ended December 31, 2023, the U.S. plans were amended for benefit changes made under collective bargaining agreements negotiated with the UAW and the associated prior service costs were recognized in the Consolidated
Income Statement in the amount of €32 million. In addition, voluntary separation packages offered during 2023 resulted in
OPEB plan curtailment charges of €11 million, recognized within Restructuring costs.
Health care and life insurance plans were accounted for on an actuarial basis, which required the selection of various assumptions. In particular, it required the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2023		2022
	U.S.	Canada	U.S.	Canada
Discount rate	5.51%	4.64%	5.54%	5.27%
Salary growth	2.50%	2.00%	1.50%	1.25%
Weighted average ultimate healthcare cost trend rate	3.95%	4.00%	4.00%	4.00%
The average duration of the U.S. and Canadian liabilities was approximately 11 and 13 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for the next year and used in the 2023 plan valuation was 7.1 percent. The annual rate was assumed to decrease gradually to 3.9 percent through
2047 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2023 plan valuation was 4.6 percent. The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.

Other post-employment benefits
Other post-employment benefits comprised other employee benefits granted to Company employees primarily in
Europe.
Changes in defined benefit obligations for other post-employment benefits were as follows:

	2023	2022
	(€ million)
Present value of obligations at January 1	€805	€1,125
Included in the Consolidated Income Statement	60	(34)
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(27)	49
- Financial assumptions	(29)	(279)
Effect of movements in exchange rates	(4)	1
Other:
Benefits paid	(47)	(56)
Other changes	9	(1)
Present value of obligations at December 31	€767	€805
As at December 31, 2023, the above Other post-employment benefit liability is net of plan assets of €290 million.
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2023	2022	2021
	(€ million)
Current service cost	€31	€38	€95
Interest expense	34	12	10
Past service costs/(credits) and losses/(gains) arising from settlements	(5)	(84)	(82)
Total recognized in the Consolidated Income Statement	€60	€(34)	€23
Past service credits are primarily due to the impact on French plans of voluntary departures.
Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

21.	Provisions
Provisions consisted of the following:

	At December 31,
	2023			2022
	Current	Non- current	Total	Current	Non- current	Total
	(€ million)
Product warranty and recall campaigns	€3,574	€5,410	€8,984	€3,501	€5,764	€9,265
Sales incentives	6,031	—	6,031	3,395	—	3,395
Restructuring	958	342	1,300	853	687	1,540
Legal proceedings and disputes	343	747	1,090	405	793	1,198
Commercial risks	2,301	422	2,723	2,444	228	2,672
Other risks	517	823	1,340	713	988	1,701
Total Provisions	€13,724	€7,744	€21,468	€11,311	€8,460	€19,771
Changes in Provisions were as follows:

	At January 1, 2023	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Change in scope	Other	At December 31, 2023
	(€ million)
Product warranty and recall campaigns	€9,265	€5,064	€(5,066)	€(114)	€(210)	€(63)	€—	€108	€8,984
Sales incentives	3,395	10,378	(7,552)	(69)	(103)	—	—	(18)	6,031
Restructuring costs	1,540	1,147	(1,058)	(344)	(4)	—	(1)	20	1,300
Legal proceedings and disputes	1,198	192	(266)	(69)	7	—	(1)	29	1,090
Commercial risks	2,672	912	(731)	(39)	(87)	—	—	(4)	2,723
Other risks	1,701	429	(411)	(316)	(17)	—	(7)	(39)	1,340
Total Provisions	€19,771	€18,122	€(15,084)	€(951)	€(414)	€(63)	€(9)	€96	€21,468
Product warranty and recall campaigns
The estimated future costs of actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration.
The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2027.
During the year ended December 31, 2022, a total provision of €951 million was recognized in Product warranty and recall campaigns which related to an extension of a recall of Takata airbags in Enlarged Europe, North America, Middle East
& Africa and South America.
Prior to 2021, certain warranty costs that were incurred beyond the contractual warranty period (“goodwill warranty”) were expensed as incurred due to the inability to reliably estimate the amount and frequency. During 2022, further refinements to the model implemented during 2021 were made to consider new information related to expected future spending for individually significant actions. For the year ended December 31, 2022, the change in estimate was recognized as an increase to the warranty provision of €314 million. Refer to Note 29, Segment reporting for additional information.

Sales incentives
As described within Note 2, Basis of preparation - Use of estimates, the Company recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. At December 31, 2023, the Sales incentive provision increased primarily due to higher provisions for sales incentives in connection with higher per unit accruals and dealer stock in North America and Enlarged Europe.
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
Commercial risks
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for costs related to regulatory emission requirements was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The cash outflow for the non-current portion of the
Commercial risks provision was primarily expected within a period through 2027.
Corporate Average Fuel Economy (“CAFE”) standards
Commercial risks includes the provision of €660 million recognized during the twelve months ended December 31,
2022, related to the issuance of the final rule by the National Highway Traffic Safety Administration (“NHTSA”) in March
2022. Refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information.
Restructuring costs
During the year ended December 31, 2023, a total provision for €1,119 million was recognized primarily related to workforce reductions mainly in North America and Enlarged Europe (refer to Note 29, Segment reporting for additional information). Restructuring costs for the year ended December 31, 2023 included €279 million curtailment losses in North
America recorded within Employee benefits liabilities.
During the year ended December 31, 2022, a total provision for €1,167 million was recognized primarily related to workforce reductions mainly in Enlarged Europe, North America and South America (refer to Note 29, Segment reporting for additional information).
Other risks
Other risks include, among other items: provisions for disputes with suppliers related to supply contracts or other matters that were not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the
Company’s probable environmental obligations, which also included costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2027.

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

	At December 31,
	2023					2022
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non- current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non- current)	Total Debt
	(€ million)
Notes	€2,277	€7,133	€8,805	€15,938	€18,215	€3,692	€7,662	€7,911	€15,573	€19,265
Borrowings from banks	1,512	1,297	27	1,324	2,836	1,389	1,416	145	1,561	2,950
Asset-backed financing	3,638	1,014	126	1,140	4,778	1,009	558	88	646	1,655
Lease liabilities	718	728	712	1,440	2,158	634	896	729	1,625	2,259
Other debt	1,317	150	9	159	1,476	960	63	1	64	1,024
Total Debt	€9,462	€10,322	€9,679	€20,001	€29,463	€7,684	€10,595	€8,874	€19,469	€27,153
Debt increased by approximately €2.3 billion primarily to fund financial services activities in the U.S.
Notes
The following table summarizes the notes outstanding at December 31, 2023 and 2022:

					At December 31,
(€ million)	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2023	2022
Stellantis (Peugeot S.A. issuances):
STELLANTIS N.V. (Peugeot S.A.) 2016	EUR	500	2.375	Q2/2023	—	508
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	600	2.000	Q1/2024	609	608
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	100	2.000	Q1/2024	102	102
STELLANTIS N.V. (Peugeot S.A.) 2018	EUR	650	2.000	Q1/2025	659	658
STELLANTIS N.V. (Peugeot S.A.) 2019	EUR	600	1.125	Q3/2029	596	594
STELLANTIS N.V. (Peugeot S.A.) 2020	EUR	1,000	2.750	Q2/2026	1,014	1,011
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	100	1.050	Q4/2023	—	101
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	60	1.600	Q2/2026	61	61
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	50	1.810	Q2/2027	50	50
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	70	Euribor 6M + 1.050	Q4/2023	—	71
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	204	Euribor 6M + 1.400	Q2/2026	207	204
Medium Term Note Programme(1):
STELLANTIS N.V. (FCA N.V.) 2016	EUR	1,250	3.750	Q1/2024	1,296	1,340
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.375	Q3/2023	—	1,289
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.875	Q1/2026	1,381	1,420
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,000	4.500	Q3/2028	1,200	1,219
STELLANTIS N.V. 2021	EUR	1,250	0.625	Q1/2027	1,256	1,254
STELLANTIS N.V. 2021	EUR	1,250	0.750	Q1/2029	1,254	1,250
STELLANTIS N.V. 2021	EUR	1,250	1.250	Q2/2033	1,241	1,240
STELLANTIS N.V. 2022	EUR	1,000	2.750	Q2/2032	1,016	1,016
STELLANTIS N.V. 2023 - Green Bond	EUR	1,250	4.375	Q1/2030	1,285	—
STELLANTIS N.V. 2023	EUR	1,250	4.250	Q2/2031	1,266	—
Other Notes:
STELLANTIS N.V. (FCA N.V.) 2015	U.S.$	1,500	5.250	Q2/2023	—	1,437
STELLANTIS FINANCE US 2021	U.S $	1,000	1.711	Q1/2027	909	942
STELLANTIS FINANCE US 2021	U.S $	1,000	2.691	Q3/2031	909	941
STELLANTIS FINANCE US 2022	U.S. $	550	5.625	Q1/2028	512	520
STELLANTIS FINANCE US 2022	U.S. $	700	6.375	Q3/2032	643	665
GIE PSA Trésorerie 2003	EUR	600	6.000	Q3/2033	749	764
Total Notes					€18,215	€19,265
______________________________________________________________________________________________________________________________
(1) Listed on the Irish Stock Exchange

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
Notes Issued Under the Medium Term Note Programme
Certain notes issued by Stellantis were governed by the terms and conditions of the Medium Term Note (“MTN”)
Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme) formerly available to
FCA N.V., the predecessor of Stellantis N.V. A maximum of €20 billion was allowed under this programme, and notes of
€3.5 billion (principal amounts) were outstanding as at December 31, 2023.
After the merger, Stellantis established a Euro Medium Term Note Programme (“EMTN”) under which it may from time to time issue notes up to an amount of €30 billion.
Under the €30 billion EMTN Programme, the Company issued two notes and repaid one note at maturity during the year ended December 31, 2023:
•In March 2023, a Green Bond was issued with a principal amount of €1.25 billion with an interest rate of 4.375 percent and matures in March 2030. Stellantis will allocate an amount equal to the net proceeds of any Green
Bond issued to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The
Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles;
•In June 2023, the Company issued notes with principal amount of €1.25 billion with an interest rate of 4.25 percent and matures in June 2031; and
•In July 2023, the Company repaid one note at maturity with principal amount of €1.250 billion with an interest rate of 3.375 percent.
As at December 31, 2023, the outstanding principal amount of the notes issued under the successive versions of the programme, after the merger, was €7.25 billion.
These notes impose covenants on the issuer, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of
Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2023, Stellantis was in compliance with the covenants under the MTN Programme.
From time to time, Stellantis may buy back notes in the market. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Other Notes
In October 2023 Stellantis repaid, at maturity, €170 million related to Schuldschein issued by PSA in 2019.
In April 2023, Stellantis repaid, at maturity, a €500 million note formerly issued by PSA in 2016, and a U.S.
$1.5 billion (€1.4 billion) note formerly issued by FCA in 2015.

As at December 31, 2023, all the outstanding notes of Stellantis were rated “Baa2” by Moody’s Investors Service and “BBB+” by S&P Global Ratings.
The Notes impose covenants on Stellantis N.V. including: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of
Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the
Notes under certain events of default on other financial instruments issued by Stellantis’ main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2023, Stellantis was in compliance with the covenants of the Notes.
Borrowings from banks
European Investment Bank Borrowings
Stellantis had financing agreements with the European Investment Bank (“EIB”) for a total of €1.0 billion outstanding at December 31, 2023 (€1.0 billion at December 31, 2022). These were entered into to finance specific projects and investment plans among which include the manufacturing of PHEV vehicles at the Melfi production plant in Italy, the manufacturing of battery electric vehicles at the Mirafiori production plant in Italy, the research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at the Turin laboratories in Italy and the development of low emissions and fuel efficient propulsion systems.
Brazil
Stellantis’ Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations including financial services activities. Total debt outstanding under those facilities amounted to a principal amount of €0.7 billion at December 31, 2023 (€0.6 billion at December 31, 2022). This includes subsidized financing, granted by public financing institutions, such as Banco Nacional do Desenvolvimento, with the aim to support industrial projects in certain areas that gave the Company the opportunity to fund large investments in Brazil at attractive rates. At December 31,
2023, outstanding subsidized loans amounted to €0.2 billion (€0.3 billion at December 31, 2022), of which approximately
€0.1 billion (€0.2 billion at December 31, 2022) related to the construction of the Pernambuco plant in Brazil, which was supported by subsidized credit lines totaling Brazilian Real 6.5 billion (€1.2 billion).
Undrawn committed credit lines
On July 23, 2021, Stellantis announced that it had signed a new syndicated revolving credit facility (“RCF”) of
€12.0 billion, with a group of 29 relationship banks. This new RCF replaces the existing syndicated RCFs from the PSA
Group (€3.0 billion) and FCA Group (€6.25 billion), thereby providing an increase in the Company’s overall liquidity and an extension of the duration of the facility and is available for use in general corporate purposes. The credit facility is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, each tranche benefiting from two further extension options, each of 1-year. In June 2023, the second-year extension option has been exercised. Current maturities are July 2026 and July 2028 respectively for the two tranches.
At December 31, 2023, undrawn committed credit lines of €12.6 billion include the syndicated revolving credit facility of €12.0 billion, signed in 2021.
The covenants of the RCF include negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2023, Stellantis was in compliance with the covenants of the RCF.
Asset-backed financing
Asset-backed financing primarily represented the amount of financing received by Stellantis Financial Services U.S.
through securitization programs of €4,711 million, that will be settled through the collection of a portfolio of receivables which originate from consumers.

The retail consumer contracts are pledged to special purpose entities as collateral.
The following table summarizes the asset-back financing amounts at December 31, 2023 and 2022:

				At December 31,
(€ million)	Currency	Interest rate %	Maturity(1)	2023	2022
Warehouse Credit Facilities:
SFS Funding I	USD	CP/SOFR+spread	Q3/2024	3,189	627
SFS Funding II	USD	CP/SOFR+spread	Q3/2024	109	10
FIARC	USD	SOFR+spread	Q2/2025	29	101
Term Notes:
Term Notes 2017-2020	USD	2.80%-7.07%	Q2/2027	36	114
Term Notes 2021-1	USD	0.89%-5.37%	Q2/2028	45	75
Term Notes 2021-2	USD	0.48%-3.14%	Q4/2028	98	158
Term Notes 2022-1	USD	2.03%-5.41%	Q2/2029	125	201
Term Notes 2022-2	USD	6.26%-8.71%	Q4/2029	151	241
Term Notes 2023-1	USD	5.89%-7.74%	Q1/2031	929	—
Total				€4,711	€1,527
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
The Company has three separate USD warehouse credit facilities. First Investors Auto Receivables Corporation
(“FIARC”) was implemented on August 31, 2012 and has a commitment through June 2025. The FIARC facility has a capacity of €271 million ($300 million) and bears interest based on SOFR plus a spread. Stellantis Financial Services U.S.
has also implemented two additional separate warehouse credit facilities. The first Stellantis Financial Services U.S. facility,
SFS Funding, LLC, was implemented in August 2022 and matures in August 2024. The €2.3 billion ($2.5 billion)
commitment bears interest based on variable commercial paper rates plus a spread or one-month term SOFR, plus a spread.
The second Stellantis Financial Services U.S. facility, SFS Funding II, LLC, was implemented in August 2022 and matures in
August 2024. The €452 million ($500 million) commitment bears interest based on variable commercial paper rates plus a spread or one-month term SOFR, plus a spread.
ABS Term Notes
ABS Term Notes are issued in various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range in interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes.
The terms governing the warehouse credit facilities and ABS Term Notes contains numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Notes or warehouse credit facilities. The Company was not in default with respect to any financial and non-financial covenants governing these financing arrangements at December 31, 2023.

Refer to Note 24, Fair value measurement for additional information on fair and carrying values of assigned receivables and related liabilities.
Other
Additionally, there is €67 million of debt relating to factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized within assets of the same amount as of December 31, 2023 (€128 million at
December 31, 2022) in the Consolidated Statement of Financial Position, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables for additional information.
Other debt
Other debt also includes funds raised from financial services companies and deposits from dealers in South America, primarily in Brazil.
Lease liabilities
The following table summarizes the Company's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

	At December 31,
	2023	2022
	(€ million)
Long-term debt (non-current)	€1,440	€1,625
Short-term debt and current portion of long-term debt (current)	€718	€634
Maturity analysis - contractual undiscounted cash flows

At December 31, 2023
(€ million)
Due within one year	€818
Due between one and five years	824
Due beyond five years	795
Total undiscounted lease liabilities	€2,437
In addition, the Company entered into commitments relating to leases not yet commenced of €369 million, of which the most significant relating to contracts in the U.S. and in Canada. In addition to the above, the Company entered into non-
cancellable short-term leases, which have not been classified as lease liabilities, of €59 million which is expected to be settled within the next 12 months.
Debt secured by assets
At December 31, 2023, debt secured by assets of the Company amounted to €79 million (€176 million at
December 31, 2022), excluding the Lease liabilities and Asset-backed financing as described above, mainly related to subsidized financing in South America and China and India & Asia Pacific.
The total carrying amount of assets acting as security for loans for the Company amounted to €806 million, excluding the Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2023 (€1,360 million at December 31, 2022).

23.	Other liabilities
Other liabilities consisted of the following:

	At December 31,
	2023			2022
	Current	Non- current	Total	Current	Non- current	Total
	(€ million)
Payables for buy-back agreements	€1,877	€4,645	€6,522	€1,968	€4,931	€6,899
Accrued expenses and deferred income	4,778	751	5,529	3,620	149	3,769
Indirect tax payables	1,426	15	1,441	1,563	23	1,586
Payables to personnel	2,658	4	2,662	2,700	6	2,706
Social security payables	567	15	582	633	14	647
Construction contract liabilities (Note 14)	107	—	107	111	—	111
Service contract liability	808	2,160	2,968	948	2,255	3,203
Derivatives operating liability	746	299	1,045	708	224	932
Other	2,603	176	2,779	2,277	527	2,804
Total Other liabilities	€15,570	€8,065	€23,635	€14,528	€8,129	€22,657
Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2023					2022
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non- Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non- Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	€9,984	€5,124	€30	€5,154	€15,138	€9,960	€2,449	€3,276	€5,725	€15,685
Payables for buy-back agreements include the price received for the product, recognized as an advance at the date of the sale and, subsequently, the repurchase price and the remaining lease installments yet to be recognized.
In July 2023, the Brazilian court issued a final favorable decision and a definitive ruling in the lawsuit filed by
Stellantis challenging the calculation of federal taxes on revenue for previously paid taxes and recognizing its right to recover tax payments made between 2002-2004 for an amount of €51 million.
Service contract liability
The service contract liability was mainly comprised of maintenance plans and extended warranties. Changes in the
Company's service contract liability for the year ended December 31, 2023, were as follows:

	At January 1, 2023	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/ (Liabilities) held for sale	Other Changes	At December 31, 2023
	(€ million)
Service contract liability	€3,203	€1,198	€(1,272)	€—	€(161)	€2,968

Of the total Service contract liability at December 31, 2023, the Company expected to recognize approximately
€1,015 million in 2024, €767 million in 2025, €588 million in 2026 and €598 million thereafter.

24.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities measured at fair value on a recurring basis:

		At December 31,
		2023				2022
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Financial securities and equity instruments measured at FVOCI	13	€110	€23	€282	€415	€99	€19	€40	€158
Financial securities and equity instruments measured at FVPL	13	1,041	—	883	1,924	726	—	214	940
Derivative financial assets	17	—	40	—	40	2	30	2	34
Derivative operating assets	17	—	208	—	208	—	873	—	873
Collateral deposits	13	108	—	—	108	51	—	—	51
Receivables from financing activities	16	—	—	117	117	—	—	259	259
Trade receivables	16	—	49	—	49	—	1	—	1
Other receivables	16	—	—	76	76	—	—	89	89
Money market securities	18	17,691	—	—	17,691	20,869	—	1	20,870
Total Assets		€18,950	€320	€1,358	€20,628	€21,747	€923	€605	€23,275
Derivative financial liabilities	17	—	39	—	39	—	18	—	18
Derivative operating liabilities	17	—	1,005	40	1,045	—	883	49	932
Total Liabilities		€—	€1,044	€40	€1,084	€—	€901	€49	€950
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

	Receivables from financing activities	Financial securities	Derivative financial assets/ (liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1, 2023	€259	€254	€(48)	€—	€1	€89
Change in scope of consolidation		(28)
Gains/(Losses) recognized in Consolidated Income Statement	—	1	—	—	—	(13)
Losses recognized in Other comprehensive income/(loss)	—	(151)	8	—	—	—
Issues/Settlements	(142)	—	—	—	—	—
Purchases/Sales	—	1,089	—	—	—	—
Transfers to Assets/(Liabilities) held for sale	—	—	—	—	—	—
Transfers from Level 3	—	—	—	—	(1)	—
At December 31, 2023	€117	€1,165	€(40)	€—	€—	€76

	Receivables from financing activities	Financial securities	Derivative financial assets/ (liabilities)	Collateral deposits	Money market securities	Other receivables
	(€ million)
At January 1, 2022	€252	€142	€(11)	€15	€12	€134
Gains recognized in Other comprehensive income/(loss)	—	5	4	—	—	20
Losses recognized in Consolidated Income Statement	—	—	(41)	—	—	—
Issues/Settlements	7	—	—	—	—	—
Purchases/Sales	—	58	—	—	(11)	—
Transfers to Assets/(Liabilities) held for sale	—	—	—	—	—	—
Transfers from Level 3	—	49	—	(15)	—	(65)
At December 31, 2022	€259	€254	€(48)	€—	€1	€89
The gains/(losses) included in the Consolidated Income Statements were recognized within Net financial expenses and SG&A. Of the total gains/(losses) recognized in Other comprehensive income, €8 million were recognized within Cash flow reserves (€41 million at December 31, 2022), €230 million were recognized within Currency translation differences (nil at December 31, 2022) and €79 million were recognized within Gains and losses from remeasurement of financial assets (nil at December 31, 2022).
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, current receivables and payables was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount.

The carrying value of Cash at banks and Other cash equivalents usually approximated fair value due to the short maturity of these instruments (refer to Note 18, Cash and cash equivalents for additional information).
The following table provides the carrying amount and fair value of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2023		2022
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,188	€2,184	€1,370	€1,365
Retail financing		5,505	5,364	2,475	2,301
Finance lease		133	133	7	7
Other receivables from financing activities		1,051	1,063	595	564
Total Receivables from financing activities(1)	16	€8,877	€8,744	€4,447	€4,237

Asset-backed financing		€4,778	€4,772	€1,655	€1,629
Notes		18,215	17,391	19,265	17,321
Borrowings from banks & Other debt		4,312	4,274	3,974	3,901
Total Debt, excluding Lease liabilities	22	€27,305	€26,437	€24,894	€22,851
______________________________________________________________________________________________________________________________
(1) Amount excludes receivables measured at FVPL
The carrying value of financial securities measured at amortized cost was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount. Refer to Note 13, Financial assets for additional information.
Notes that were traded in active markets for which close or last trade pricing was available are classified within
Level 1 of the fair value hierarchy. Notes for which such prices were not available were valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2023, €17,073 million and €318 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2022, €16,841 million of notes were classified within Level 1 and €480 million of notes were classified within Level 2.
The fair value of Borrowings from banks and Other debt included in Level 2 of the fair value hierarchy was estimated using discounted cash flow models. The main inputs used were year-end market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of Borrowings from banks and Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2023, €4,041 million and
€233 million of Borrowings from banks and Other Debt was classified within Level 2 and Level 3, respectively. At
December 31, 2022, €3,510 million and €387 million of Borrowings from banks and Other Debt were classified within
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
•the sale of LCV vehicles and spare parts to Iveco's owned dealer network;
•the sale of iron and aluminum engine components, plastic components and industrial equipment to Iveco;
•the sale of propulsion system and other components to the companies of CNHI;
•the provision of service (accounting, payroll, tax administration, information technology and security) to the companies of CNHI and Iveco;
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the sale of vehicles for rental activities to Leasys (refer to Note 3, Scope of consolidation for additional information);
•the sale of vehicles for resale and leasing activities to the joint ventures with Santander and BNP Paribas;
•the purchase of used vehicles from Leasys and the joint ventures with Santander and BNP Paribas under repurchase agreements from leasing and rentals activities;
•the purchase of light commercial vehicles and passenger cars from and the sale of goods to the joint venture
Tofas;
•the provision of services and the sale of goods to Dongfeng Peugeot Citroën Automobiles until late 2023;
• the provision of services and the sale of goods to the GAC-Stellantis JV until January 2022. Refer to Note 3,
Scope of consolidation for additional information;
•the purchase of vehicles from, and the provision of services and the sale of goods to the joint operation Fiat
India Automobiles Private Limited;
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor);
•the manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-
off and landing aircraft with Archer; and
•the purchases of goods and services from GEFCO. Refer to Note 3, Scope of consolidation for additional information on the disposal.

The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2023				2022				2021
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/ (income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/ (income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€1,339	€779	€27	€—	€1,129	€1,699	€24	€—	€831	€1,220	€14	€—
FCA Bank	—	—	—	—	2,007	33	30	21	1,666	19	(1)	39
Leasys	960	12	6	—	—	—	—	—	—	—	—	—
GAC-Stellantis JV	—	—	—	—	24	—	—	(2)	45	—	—	(3)
Dongfeng Peugeot Citroën Automobiles	72	177	—	(3)	140	604	—	(7)	150	122	—	—
Finance companies in partnership with SCF and BNPP PF(1)	8,973	471	(7)	14	7,773	623	1	(2)	7,251	647	57	—
Other	4	1	(1)	(2)	3	—	12	(4)	4	2	8	—
Total joint arrangements	11,348	1,440	25	9	11,076	2,959	67	6	9,947	2,010	78	36
GEFCO	—	—	—	—	—	—	—	—	25	2,048	—	—
Other	23	196	2	(1)	65	183	16	—	66	144	16	(2)
Total associates	23	196	2	(1)	65	183	16	—	91	2,192	16	(2)
CNHI	28	—	(3)	—	50	—	—	—	332	169	1	—
Iveco	218	19	(5)	—	233	26	(1)	—	—	—	—	—
Ferrari N.V.	16	51	(1)	—	22	83	—	—	27	115	—	—
Directors and Key Management	—	—	87	—	—	—	75	—	—	—	73	—
Other	1	—	43	—	1	1	48	—	179	5	49	—
Total CNHI, Ferrari, Directors and other	263	70	121	—	306	110	122	—	538	289	123	—
Total unconsolidated subsidiaries	95	24	—	—	17	50	5	(1)	261	11	5	(4)
Total transactions with related parties	€11,729	€1,730	€148	€8	€11,464	€3,302	€210	€5	€10,837	€4,502	€222	€30

Total for the Company	€189,544	€151,400	€9,541	€(42)	€179,592	€144,327	€8,981	€768	€149,419	€119,943	€9,130	€734
_______________________________________________________________________________________________________________________________________________
(1) As a result of the reorganization of the financing activities within Europe, the transactions of the financing companies in partnership with SCF and BNPP have a similar nature. As such, the transactions have been aggregated and the prior periods have been represented for comparability

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2023				2022
	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€164	€180	€—	€—	€214	€423	€—	€—
FCA Bank	—	—	—	—	272	122	2	113
Leasys	147	104	—	38	—	—	—	—
GAC-Stellantis JV	—	14	—	—	—	14	—	—
Dongfeng Peugeot Citroën Automobiles	128	44	—	—	114	64	—	—
Finance companies in partnership with SCF and BNPP PF(2)	943	400	38	22	919	258	55	16
Other	77	11	—	—	14	16	—	—
Total joint arrangements	1,459	753	38	60	1,533	897	57	129
Other	237	34	—	—	102	27	—	—
Total associates	237	34	—	—	102	27	—	—
CNHI	11	1	—	—	19	1	—	—
Iveco	42	40	—	—	34	17	—	—
Ferrari N.V.	8	19	—	—	11	17	—	—
Other	1	25	—	—	1	39	—	—
Total CNHI, Ferrari N.V. and other	62	85	—	—	65	74	—	—
Total unconsolidated subsidiaries	188	26	—	7	95	91	—	8
Total originating from related parties	€1,946	€898	€38	€67	€1,795	€1,089	€57	€137

Total for the Company	€21,359	€56,643	€4,778	€24,685	€14,870	€54,383	€1,655	€25,498
______________________________________________________________________________________________________________________________
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 22 Debt for additional information
(2) As a result of the reorganization of the financing activities within Europe, the transactions of the financing companies in partnership with SCF and BNPP have a similar nature. As such, the transactions have been aggregated and the prior periods have been represented for comparability
For guarantees and commitments details, refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information.
Compensation to Directors and Key Management
The fees of the Directors of the Company for carrying out their respective functions were €43 million and
€31 million for the year ended December 31, 2023 and 2022, respectively.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €44 million for 2023 (€44 million for 2022), which in addition to base compensation, included:
•€16 million in 2023 (€16 million in 2022) for share-based compensation expense;
•€9 million in 2023 (€14 million in 2022) for short-term employee benefits; and
•€3 million in 2023 (€3 million in 2022) for pension and similar benefits.
Refer to Note 19, Share-based compensation, for additional information related to the PSU and RSU awards granted to certain key employees.

26.	Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2023, the Company had pledged guarantees on the debt or commitments of third parties totaling
€6 million (€24 million at December 31, 2022), as well as guarantees on related party debt and commitments of €372 million at December 31, 2023 (€248 million at December 31, 2022).
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
The SCUSA Agreement had an original ten-year term set to expire in April 2023, and was subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, non-refundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years.
On June 28, 2019, FCA US entered into an amendment (the “Amendment”) to the SCUSA Agreement. The
Amendment modified certain terms of the agreement, with the remaining term unchanged through to April 2023, and in connection with its execution, SCUSA made a one-time, nonrefundable, non-contingent, cash payment of U.S. $60 million
(€53 million) to FCA US as part of a negotiated resolution of open matters. This amount was recognized by FCA US during
2019. The duration of the agreement remained unchanged. In April 2022, the SCUSA Agreement was amended and extended through 2025, allowing SCUSA to serve a complementary role to Stellantis Financial Services U.S. Under the SCUSA
Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing subvention programs. At December 31, 2023, €7.4 million (U.S.$8.2 million) remained in deferred revenue.
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

At December 31, 2023, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €468 million ($517 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at December 31, 2023.
Arrangements with key suppliers
From time to time and in the ordinary course of business, the Company entered into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contained unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2023 were as follows:

(€ million)
2024	€2,130
2025	€1,893
2026	€2,909
2027	€2,961
2028	€3,206
2029 and thereafter	€2,374
At December 31, 2023, there were related party commitments relating to the purchase of batteries: (1) StarPlus
Energy LLC: commitment over a 9 year period starting from 2025. The residual commitment amounted to €3,445 million; (2)
NextStar Energy Inc: commitment over a 2 year period starting from 2024. The residual commitment amounted to
€85 million and (3) ACC: commitment for €8,091 million over a 5 year period starting from 2024. These amounts are included in the table above.
As of December 31, 2023, the Company had a take-or-pay commitment with Tofas with future minimum expected obligations of €136 million for 2024 with no further obligations beyond 2024.
Other commitments, arrangements and contractual rights
At December 31, 2023, total joint venture and associate capital commitments were €3.2 billion for the period 2024 through to 2029.
UAW Collective Bargaining Agreement
In November 2023, the UAW-represented workforce ratified a new collective bargaining agreement that expires in
April 2028. The provisions of the agreement contain opportunities for incremental compensation upon meeting agreed metrics related to absenteeism and attendance. The agreement includes wage increases, the reinstatement of the Cost of
Living Allowance (“COLA”), a reduction in the time of progression to the top wage tier from eight years to three years, supplemental unemployment benefits eligibility after 90 days of continuous service, annual lump sum payments to retirees and surviving spouses, and retirement packages in 2024 and 2026. In addition, the agreement includes an increase in the defined benefit and defined contribution pension plan rates; along with a commitment to provide €925 million
($1,000 million) in funding to the defined pension plan, which was made in 2023. The agreement, which covers approximately 43,000 employees, includes a ratification bonus for all employees totaling approximately €201 million
($219 million), which was paid in December 2023.

Unifor Collective Bargaining Agreement
Stellantis entered into a three-year labor agreement with Unifor in Canada that was ratified in November 2023, covering approximately 7,500 employees. The terms of this agreement provide employee wage and benefit increases, including improvements to base wage rates, reduced time for employees to progress to top wage, COLA protection and retirement incentive opportunities for long-service employees choosing to retire. Also included are increases to the defined benefit pension plan benefit for active employees and quarterly lump sum payments to retired employees. In addition, Unifor members hired on or after September 19, 2016 and currently participating in the defined contribution plan are expected to be enrolled in a College of Applied Arts and Technology pension plan effective January 2025. The agreement also includes, lump sum payments to both full and part-time employees, totaling approximately €49 million (CAD$72 million), which were paid in December 2023. The agreement expires in September 2026.
Under the UAW and Unifor agreements, the lump sum payments to retirees and ratification bonuses, which are not dependent upon future services, were primarily recognized in Cost of revenues upon ratification of the contracts. Retirement packages were recognized in Restructuring costs in December 2023 as the offers have been communicated and approved by management. Wage increases, COLA, increases to defined contribution pension rates, and other benefit costs are recognized as incurred. During the year ended December 31, 2023, there were €671 million of costs related to the North America collective bargaining agreements, including restructuring costs and employee benefits past service cost which were excluded from Adjusted operating income. Refer to Note 29, Segment reporting for additional information.
Contingent liabilities
In connection with significant asset divestitures carried out in prior years, the Company provided indemnities to purchasers. Potential liabilities may arise from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Some of these indemnifications do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
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
On November 8, 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. The Court later entered an order to reset FCA US’s renewed motions for summary judgment to address the remaining amended claims.
On June 20, 2023, the Court entered an order preliminarily granting class certification for the amended complaint.
FCA US filed an appeal of the Court’s preliminary order. On July 13, 2023, the Court revisited its class certification order and further narrowed the classes based on a recent Court of Appeals decision.
At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice
(“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border
Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021,
FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of December 31,
2023, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.
In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. On July 20, 2023, the FCA US employee plead guilty to conspiring to violate the Clean Air Act.
On June 3, 2022, FCA US announced that it had agreed to a settlement to resolve the DoJ, Criminal Division’s investigation as it relates to FCA US. The settlement, which received court approval, includes a guilty plea, a fine of approximately $96 million, and the forfeiture of approximately $204 million in gains. Prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we increased our accrual for this matter to approximately €266 million as of December 31, 2021, which is sufficient to cover the forfeiture and penalty paid in connection with the plea agreement. We remain subject to a number of related private lawsuits
(the “Non Opt-Out Litigation”).
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
The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. In December, 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules. In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat
Ducato Euro 6 vehicles based on tests performed at the EC’s request.

In May 2023, the KBA notified Stellantis of its investigation of certain Opel Euro 5, Peugeot Euro 6b, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain
Alfa Romeo, Fiat and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy (now known as Stellantis Europe) and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. The KBA has subsequently advised that these vehicles are non-
compliant and has demanded that Stellantis submit a plan to bring the vehicles into compliance. We continue to cooperate with the KBA and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
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
The French market surveillance authority (SSMVM) issued a decision of non-compliance regarding NOx emissions of the Euro 6b Peugeot 308 in July 2023 and with regard to the Euro 6b Lancia Ypsilon in November 2023. We have appealed these decisions and our appeals remain pending.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and
Maserati and at the German office of Maserati Deutschland. We have begun settlement discussions with the Public
Prosecutor of Frankfurt regarding the former FCA vehicles. At the Public Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. In late 2023, we entered into a settlement regarding the
Public Prosecutor of Frankfurt’s criminal investigation of the emissions of certain PSA diesel engines for an amount that is not material to the Company.
We also face class actions and individual claims in several European countries and Israel. Several former FCA and
PSA companies and our Dutch dealers have been served with two class actions filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-
compliance of certain former FCA vehicles sold as recreational vehicles, as well as a securities class action in the
Netherlands, alleging misrepresentations by FCA, now Stellantis. A class action alleging emissions non-compliance has also been filed in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 12,000 individual consumer claims alleging emissions non-compliance of certain former FCA vehicles in Germany, as well as a significant number of cases relating to former FCA and PSA vehicles in the Netherlands and Austria.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately
2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company which has been paid by our
Korean subsidiary. On May 11, 2023, the Seoul Administrative Court dismissed our Korean subsidiary’s appeal of the certification revocation and our Korean subsidiary has filed a notice of appeal. Our Korean subsidiary has also paid an administrative fine, in an amount not material to the Company, imposed by the Korean Fair Trade Commission for a purported breach of the Act on Fair Labeling and Advertisement in connection with these vehicles.
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
The results of the unresolved governmental inquiries and private litigation related to the emissions matters disclosed above cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss in excess of the amounts accrued will be incurred with regard to the unresolved inquiries, Non Opt-Out
Litigation and other private litigation or estimate a range of possible loss.
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
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer
Influenced and Corrupt Organizations (“RICO”) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. The case has been stayed pending decisions on motions to dismiss in two related cases in the U.S. District Court for the Eastern District of Michigan. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of
Michigan, by groups of current and former employees making similar claims. The court granted FCA US’s motion to dismiss one of the cases and that decision has been appealed by plaintiffs. FCA US’s motion to dismiss the other case remains pending. On March 30, 2023, plaintiffs in the dismissed action filed a new lawsuit in Michigan state court asserting common law claims, which the UAW removed to federal court. On September 27, 2023, the federal court denied Plaintiffs’ motion to remand. On January 5, 2024, FCA US filed a motion to dismiss, which remains pending. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss with regard to these lawsuits.

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
The court dismissed GM’s lawsuit with prejudice. The U.S. Court of Appeals for the Sixth Circuit subsequently affirmed the dismissal of GM’s complaint. On April 17, 2023, the U.S. Supreme Court declined to grant review of the Sixth Circuit’s decision, which finally resolved the federal court case.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis
N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint on December 23, 2021. On May 16, 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. On July 20, 2022, the court granted Stellantis N.V.’s motion for summary disposition, but on November 28, 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. The parties are currently engaged in discovery, which is expected to continue through fall 2024. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine – Litigation
Putative class action lawsuits were filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S.
The claims alleged excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company. The court granted final approval of the settlement in December 2022.
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
On April 1, 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019
Model Year. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through
2021 Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. An additional accrual of
€655 million was recognized resulting from an increase in the provision related to the Model Year 2019-2021 penalty rate adjustment during the year ended December 31, 2022. NHTSA has subsequently made, and is expected to continue to make, mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties.

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
 We did not meet the California GHG targets for model years 2021 and 2022, and do not expect to meet the California
GHG targets for model year 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We intend to be compliant with the
California GHG program, and for those years and any other model year with deficits, we intend to seek to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period.
While we are executing on several important steps to ensure our carryback strategy, the success of our carryback strategy depends on future levels and mix of production and sales, as well as general market demand for battery electric vehicles, all of which are inherently speculative. As we are unable to reliably estimate the cost of compliance, we have not recognized a provision.
 We understand that certain other automobile OEMs are subject to less stringent California GHG emissions standards pursuant to settlement agreements entered into with CARB. We are currently evaluating the enforceability of the California
GHG emissions standards as applied by CARB, particularly in light of their retroactive application following the EPA’s reinstatement of the California Waiver, as well as the disparate treatment of other automotive OEMs which are not subject to the same standards.
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
Share capital
At December 31, 2023, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into
4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion
(4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.

At December 31, 2023, the fully paid-up share capital of Stellantis amounted to €31 million (€32 million at
December 31, 2022) and consisted of 3,165,189,336 common shares (3,213,372,229 at December 31, 2022). 388,412 issued special voting shares, of which 179,790 issued special voting shares A, of which 110,508 held in treasury (178,790 at
December 31, 2022) and 208,622 issued special voting shares B, held in treasury (208,622 at December 31, 2022). In June
2023, 69,125,544 common shares held in treasury were cancelled, following the resolution of the AGM held on April 13,
2023. All shares have a nominal value of €0.01 each.
At December 31, 2023, there were 3,023,099,039 outstanding common shares (3,144,246,685 December 31, 2022).
In accordance with IFRS 3 - Business Combinations, as applied to a reverse acquisition, the share capital of
Stellantis reflects the share capital of the legal acquirer, FCA N.V. with the difference between share capital of the legal acquirer and the accounting acquirer, PSA, being aggregated and shown as part of retained earnings and other reserves.
The following table summarizes the changes in the number of outstanding common shares and special voting shares of Stellantis during the year ended December 31, 2023:

	Common Shares	Special Voting Shares A	Special Voting Shares B	Total
Balance at January 1, 2023	3,144,246,685	178,692	—	3,144,425,377
Issuance of special voting shares	—	1,000	208,622	209,622
Purchase of treasury shares	(142,090,297)	(110,410)	(208,622)	(142,409,329)
Shares issued for long-term incentive plans and employee share purchase plan	20,942,651	—	—	20,942,651
Balance at December 31, 2023	3,023,099,039	69,282	—	3,023,168,321
In June 2021, one of the Company's consolidated subsidiaries, ARAMIS SAS ("Aramis") listed a portion of its shares on the Euronext Paris stock exchange. Prior to the listing, the Company held a 70 percent interest in Aramis, and as a result of the IPO, the Company’s interest has been diluted to 61 percent. As there was no loss of control as a result of the listing, the transaction has been accounted for as an equity transaction with €178 million recognized as an increase in non-
controlling interest and €121 million recognized as additional retained earnings.
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
All the repurchased shares were cancelled following the resolution adopted by the shareholders at the AGM on April
13, 2023.
Share buyback program
At the AGM on April 13, 2022, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2022 General Meeting of Shareholders. The authorization was renewed in the same terms at the AGM on April 13, 2023 for a period of 18 months from the date of the 2023 General Meeting of Shareholders and therefore up to and including October 12, 2024.
During 2022, the Company completed a share buyback transaction relating to the exercise of the General Motors
(“GM”) warrants. This related to the acquisition of Opel/Vauxhall from GM by Groupe PSA in 2017 and on the date of the merger between FCA and PSA these were converted into Stellantis equity warrants. On September 15, 2022, the warrants were exercised by GM and the Company issued 69,125,544 common shares that it immediately repurchased for a total disbursement of €923 million. All the repurchased shares were cancelled following the resolution adopted by the shareholders at the AGM on April 13, 2023.
In February 2023, the Company announced a Share Buyback Program (the “Program”), covering up to
€1,500 million (total purchase price excluding ancillary costs) to be executed in the open market with the intent to cancel the common shares acquired through the Program. The purchase price per common share will be no higher than an amount equal to 110 percent of the market price of the shares on the NYSE, Euronext Milan or Euronext Paris. The market price is calculated as the average of the highest price on each of the 5 days of trading prior to the date on which the acquisition is made, as shown in the official price list of the NYSE, Euronext Milan or Euronext Paris. The share buybacks are subject to market conditions and in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052. Following the share buyback transaction mentioned above, the remaining authorization stood at approximately 244 million shares, which was expected to be adequate to cover this Program, as well as any repurchase(s) of the 99.2 million shares currently owned by Dongfeng Corporation under the terms announced on July 15, 2022.
In March 2023, the Company entered into an agreement with an independent investment firm that makes its trading decisions concerning the timing of purchases independently of the Company. This agreement related to the first tranche of the
Program for a maximum amount of up to €500 million which started in March 2023 and ended in May 2023. Total common shares purchased under this tranche were 33,249,812 at an average price of €15.04 per share for total cash paid of
€500 million.
In June 2023, the Company entered into the second tranche of its Program with an independent investment firm for a maximum amount of up to €500 million, starting in June 2023 and to end no later than September 2023. Total common shares purchased under this tranche were 30,660,186 at an average price of €16.31 per share for total cash paid of
€500 million.
In September 2023, the Company entered into the third tranche of its Program with an independent investment firm for a maximum amount of up to €500 million, starting in September 2023 and to end no later than December 2023. Total common shares purchased under this tranche were 28,180,299 at an average price of €17.74 per share for total cash paid of
€500 million.

Dongfeng share repurchase
As part of an agreed share repurchase framework between Stellantis and Dongfeng, during November 2023, the
Company agreed to repurchase 50 million common shares for a total consideration of €934 million which represents approximately 1.6 percent of Stellantis’ share capital from Dongfeng. Per the pre-agreed terms of the share repurchase framework, pricing was set at the five-day average closing price of Stellantis shares on the Euronext Milan for the period ending immediately prior to the date on which Dongfeng submitted an offer. The purchase of Stellantis common shares by
Stellantis from Dongfeng was carried out under the authority granted by Stellantis’ general meeting of April 2023. The
Company intends to cancel these shares.
Dongfeng retained 49.2 million common shares, representing approximately 1.6 percent of Stellantis’ share capital post-cancellation.
Employee share purchase plan
During November 2023, the Company offered eligible employees the opportunity to become shareholders through a specific employee share purchase plan. Under the plan eligible employees could subscribe to Stellantis shares, at a subscription price of €14.52 corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. The shares are locked up for a period from 3 to 5 years. Employees bear the risk of fluctuations in the share price relative to the subscription price. In relation to the plan a total of 4.4 million shares were subscribed. There was an increase in equity of €82 million and the total cost of the plan was €36 million.
The data used to value the equity instruments were as follows:

Dates right subscribed	From November 13 to November 30, 2023
Employee subscription price	€14.52
Equity Incentive Plans
On April 15, 2021, the AGM of Shareholders resolved to authorize, under certain conditions, the Board of Directors to issue common shares, to grant rights to subscribe for shares under the LTIP and its sub-plans, up to maximum of
100 million common shares, and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years.
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
Other reserves:
Other reserves comprised the following:
•legal reserves of €18,639 million at December 31, 2023 (€18,037 million at December 31, 2022) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to Stellantis;
•capital reserves of €17,980 million at December 31, 2023 (€20,119 million at December 31, 2022);
•retained earnings, after the separation of the legal reserve, of positive €24,322 million (positive €13,873 million at December 31, 2022); and
•profit attributable to owners of the parent of €18,596 million for the year ended December 31, 2023 (€16,799 million for the year ended December 31, 2022).

Other comprehensive income
The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2023			2022			2021
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Fair value remeasurement of cash flow hedges	(910)	245	(665)	(482)	89	(393)	149	(54)	95
Gains and losses from remeasurement of financial assets	€57	€—	€57	€3	€—	€3	€6	€—	€6
Actuarial gains and losses on defined benefit pension obligations	€(228)	€41	€(187)	€1,753	€(379)	€1,374	€2,488	€(729)	€1,759
Exchange differences on translating foreign operations	(1,927)	—	(1,927)	2,013	—	2,013	2,005	—	2,005
Share of Other comprehensive income/(loss) for equity method investees	(219)	—	(219)	(12)	—	(12)	(39)	—	(39)
Items relating to discontinued operations	—	—	—	—	—	—	—	—	—
Total Other comprehensive income/(loss)	€(3,227)	€286	€(2,941)	€3,275	€(290)	€2,985	€4,609	€(783)	€3,826
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
Dividends proposed, declared and paid
On April 13, 2023, the AGM approved an ordinary dividend distribution of €1.34 per common share corresponding to a total distribution of approximately €4.2 billion, that was paid on May 4, 2023.
On February 15, 2024, the Company announced an ordinary dividend of €4.7 billion corresponding to €1.55 per share to be paid, subject to shareholder approval. The expected dates for NYSE, Euronext Milan and Euronext Paris will be as follows: (i) ex-date April 22, 2024, (ii) record date April 23, 2024, and (iii) payment date May 3, 2024.

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
Basic earnings per share
Basic earnings per share for the years ended December 31, 2023, 2022 and 2021 was determined by dividing the
Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31,
		2023	2022	2021
Net profit attributable to owners of the parent	million	€18,596	€16,799	€14,200
Weighted average number of shares outstanding	thousand	3,107,725	3,140,089	3,059,284
Basic earnings per share		€€5.98	€5.35	€4.64

		Years ended December 31,
		2023	2022	2021
Net profit from continuing operations attributable to owners of the parent	million	€18,596	€16,799	€13,210
Weighted average number of shares outstanding	thousand	3,107,725	3,140,089	3,059,284
Basic earnings per share from continuing operations		€€5.98	€5.35	€4.32

		Years ended December 31,
		2023	2022	2021
Net profit from discontinued operations attributable to owners of the parent	million	€—	€—	€990
Weighted average number of shares outstanding	thousand	3,107,725	3,140,089	3,059,284
Basic earnings per share from discontinued operations	€	€—	€—	€0.32

Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2023, 2022 and 2021 (Note 19, Share-based compensation), as determined using the treasury stock method. Additionally, in 2021 the weighted average number of shares outstanding was increased to reflect the 39,727,324 GM warrants issued by PSA in 2017, that became exercisable in July
2022.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the years ended December 31, 2023, 2022 and 2021.
The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31,
		2023	2022	2021
Net profit attributable to owners of the parent	million	€18,596	€16,799	€14,200
Weighted average number of shares outstanding	thousand	3,107,725	3,140,089	3,059,284
Number of shares deployable for share-based compensation	thousand	24,733	23,870	23,651
Equity warrants delivered to GM	thousand	—	—	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,132,458	3,163,959	3,151,432
Diluted earnings per share		€€5.94	€5.31	€4.51

		Years ended December 31,
		2023	2022	2021
Net profit from continuing operations attributable to owners of the parent	million	€18,596	€16,799	€13,210
Weighted average number of shares outstanding		3,107,725	3,140,089	3,059,284
Number of shares deployable for share-based compensation	thousand	24,733	23,870	23,651
Equity warrants delivered to GM	thousand	—	—	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,132,458	3,163,959	3,151,432
Diluted earnings per share from continuing operations		€€5.94	€5.31	€4.19

		Years ended December 31,
		2023	2022	2021
Net profit from discontinued operations attributable to owners of the parent	million	€—	€—	€990
Weighted average number of shares outstanding		3,107,725	3,140,089	3,059,284
Number of shares deployable for share-based compensation	thousand	24,733	23,870	23,651
Equity warrants delivered to GM	thousand	—	—	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,132,458	3,163,959	3,151,432
Diluted earnings per share from discontinued operations	€	€—	€—	€0.31

29.	Segment reporting
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
Other activities includes the results of our industrial automation systems design and production business, our pre-
owned car business, our cast iron components business, our mobility businesses, our software and data businesses, and other investments, including Archer, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations.
Financial income and expense and income taxes and are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the years ended December 31, 2022 and 2021, have been adjusted accordingly. This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
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
The following tables summarize selected financial information by segment for the years ended December 31, 2023,
2022 and 2021:

2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€86,498	€66,444	€10,560	€16,148	€3,526	€2,335	€4,207	€(174)	€189,544
Net revenues from transactions with other segments	2	154	—	(90)	2	—	1,004	(1,072)	—
Net revenues	86,500	66,598	10,560	16,058	3,528	2,335	5,211	(1,246)	189,544

Net profit/(loss) from continuing operations									€18,625
Tax expense/(benefit)									€3,793
Net financial expenses/ (income)									€(42)
Operating income/(loss)(1)									€22,376
Adjustments:
Restructuring and other costs, net of reversals(2)	€650	€475	€—	€14	€1	€1	€20	€—	€1,161
Collective agreements related costs(3)	€428	€—	€—	€—	€—	€—	€—	€—	€428
Argentina currency devaluation(4)	€—	€—	€—	€302	€—	€—	€—	€—	€302
Impairment expense and supplier obligations(5)	€—	€47	€—	€—	€154	€—	€—	€—	€201
Reorganization of financial services(6)	€—	€—	€—	€—	€—	€—	€76	€—	€76
Takata recall campaign	€—	€(44)	€30	€—	€4	€—	€—	€—	€(10)
Patents litigation(7)	€(20)	€(40)	€—	€(1)	€—	€—	€—	€—	€(61)
Gains on disposal of equity investments and other assets(8)	€(65)	€(40)	€—	€—	€(57)	€—	€(39)	€—	€(201)
Other	€40	€99	€1	€(43)	€(18)	€—	€(15)	€7	€71
Total adjustments	€1,033	€497	€31	€272	€84	€1	€42	€7	€1,967
Adjusted operating income	€13,298	€6,519	€2,503	€2,369	€502	€141	€(322)	€(667)	€24,343

Share of profit/(loss) of equity method investees, excluding adjustments(1)	€(6)	€(139)	€192	€16	€18	€—	€410	€—	€491
______________________________________________________________________________________________________________________________
(1) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income. Refer to "Non-GAAP Financial Measures" included elsewhere in this report for additional information
(2) Primarily related to workforce reductions and includes €243 million relating to the new collective bargaining agreements in North America
(3) Primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America.Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs. Refer to Note 26, Guarantees granted, commitments and contingent liabilities for additional information
(4) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(5) Related to impairments,mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(6) Net costs associated with the reorganization of our financial services activities in Europe
(7) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(8) Mainly related to gains on disposals of investments and of fixed assets

2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€85,474	€63,226	€6,453	€15,640	€4,500	€2,322	€1,953	€24	€179,592
Net revenues from transactions with other segments	1	85	—	(20)	5	(2)	1,216	(1,285)	—
Net revenues	85,475	63,311	6,453	15,620	4,505	2,320	3,169	(1,261)	179,592

Net profit/(loss) from continuing operations									€16,779
Tax expense/(benefit)									€2,729
Net financial expenses/ (income)									€768
Operating income/(loss)(1)									€20,276
Adjustments:
Restructuring costs and other costs, net of reversals(2)	€56	€1,020	€—	€36	€—	€2	€30	€—	€1,144
Takata recall campaign(3)	€382	€545	€22	€2	€—	€—	€—	€—	€951
CAFE penalty rate(4)	€660	€—	€—	€—	€—	€—	€—	€—	€660
Change in estimate of non- contractual warranties(5)	€—	€294	€14	€3	€3	€—	€—	€—	€314
Impairment of GAC- Stellantis JV(6)	€—	€—	€—	€—	€297	€—	€—	€—	€297
Impairment expense and supplier obligations(7)	€99	€92	€—	€45	€—	€—	€—	€1	€237
Patents litigation(8)	€93	€40	€—	€1	€—	€—	€—	€—	€134
Write down of FCA Bank investment(9)	€—	€—	€—	€—	€—	€—	€133	€—	€133
Other(10)	€(24)	€(232)	€(1)	€62	€36	€—	€27	€3	€(129)
Total adjustments	€1,266	€1,759	€35	€149	€336	€2	€190	€4	€3,741
Adjusted operating income	€13,987	€6,218	€1,188	€2,048	€641	€201	€179	€(445)	€24,017

Share of profit/(loss) of equity method investees, excluding adjustments(1)	€(2)	€(75)	€110	€—	€(310)	€—	€541	€—	€264

Adjusted operating income, as reported	€13,989	€6,293	€1,078	€2,048	€654	€201	€(495)	€(445)	€23,323
Add: Share of profit/(loss) of equity method investees	(2)	(75)	110	—	(310)	—	541	—	€264
Adjustments:
Impairment of GAC- Stellantis JV(6)	—	—	—	—	297	—	—	—	€297
Write down of FCA Bank investment(9)	—	—	—	—	—	—	133	—	€133
Adjusted operating income, as adjusted(1)	€13,987	€6,218	€1,188	€2,048	€641	€201	€179	€(445)	€24,017
______________________________________________________________________________________________________________________________
(1) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income. Refer to "Non-GAAP Financial Measures" included elsewhere in this report for additional information
(2) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(3) Extension of Takata airbags recall campaign
(4) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment. Refer to Note 21, Provisions for additional information
(5) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(6) Relates to the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures. Refer to Note 3, Scope of consolidation for additional information
(7) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America and South America
(8) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(9) Write down of FCA Bank investment associated with the reorganization of our financial services activities in Europe
(10) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals

2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues(1)	€67,715	€58,728	€5,165	€10,496	€3,927	€2,003	€2,768	€(1,383)	€149,419
Net revenues from transactions with other segments	(9)	(126)	—	(22)	(3)	(1)	(1,222)	1,383	—
Net revenues from external customers(1)	67,706	58,602	5,165	10,474	3,924	2,002	1,546	—	149,419
Add: FCA Net revenues from external customers January 1 - January 16, 2021(2)	2,015	335	36	189	51	18	60	—	2,704
Add: Pro forma adjustments(3)	3	(7)	—	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - December 31, 2021	69,724	58,930	5,201	10,663	3,975	2,020	1,606	—	152,119
Net revenues from transactions with other segments	12	130	—	18	5	1	1,122	(1,288)	—
Pro Forma Net revenues(4)	€69,736	€59,060	€5,201	€10,681	€3,980	€2,021	€2,728	€(1,288)	€152,119

Net profit/(loss) from continuing operations									€13,218
Tax expense/(benefit)									€1,911
Net financial expenses/(income)									€734
Operating income/(loss)(5)									€15,863
Add: FCA operating income, January 1 - 16, 2021									€80
Add: Pro forma adjustments									€96
Pro Forma Operating income/ (loss)(5)									€16,039
Adjustments:
Restructuring costs and other costs, net of reversals(6)	€(4)	€781	€2	€54	€—	€1	€39	€—	€873
Change in estimate of non- contractual warranties(7)	€2	€581	€57	€68	€13	€11	€—	€—	€732
Reversal of inventory fair value adjustment in purchase accounting(8)	€401	€89	€—	€13	€19	€—	€—	€—	€522
Impairment expense and supplier obligations(9)	€58	€233	€6	€6	€—	€6	€—	€—	€309
Brazilian indirect tax - reversal of liability/ recognition of credits(10)	€—	€—	€—	€(253)	€—	€—	€—	€—	€(253)
Other(11)	€228	€(17)	€(6)	€41	€7	€2	€140	€134	€529
Total adjustments Jan 1 - Dec 31, 2021	€685	€1,667	€59	€(71)	€39	€20	€179	€134	€2,712
Pro Forma Adjusted operating income	€11,342	€5,324	€663	€882	€428	€103	€(22)	€31	€18,751

Share of profit of equity method investees(5)	€(14)	€(46)	€118	€—	€(7)	€—	€686	€—	€737

Pro Forma Adjusted operating income, as reported	€11,356	€5,370	€545	€882	€442	€103	€(718)	€31	€18,011
Add: Share of profit/(loss) of equity method investees	(14)	(46)	118	—	(7)	—	686	—	€737
Adjustments:
Add: FCA Share of profit/(loss) of equity method investees, January 1 - 16, 2021	—	—	—	—	(7)	—	10	—	€3
Pro Forma Adjusted operating income, as adjusted(5)	€11,342	€5,324	€663	€882	€428	€103	€(22)	€31	€18,751
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

(5) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income. Refer to "Non-GAAP Financial Measures" included elsewhere in this report for additional information
(6) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(7) Change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provisions for additional information
(8) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(9) Primarily related to certain vehicle platforms in Enlarged Europe
(10) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities for additional information
(11) Includes other costs primarily related to merger and integration activities

2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)

Net profit/(loss) from continuing operations									€13,218
Tax expense/(benefit)									€1,911
Net financial expenses/ (income)									€734
Operating income/(loss)(1)									€15,863
Adjustments:
Restructuring costs and other costs, net of reversals(2)	€(4)	€781	€2	€54	€—	€1	€39	€—	€873
Change in estimates of non- contractual warranties(3)	€2	€581	€57	€68	€13	€11	€—	€—	€732
Reversal of inventory fair value adjustment in purchase accounting(4)	€401	€89	€—	€13	€19	€—	€—	€—	€522
Impairment expense and supplier obligations(5)	€58	€233	€6	€6	€—	€6	€—	€—	€309
Brazilian indirect tax - reversal of liability/ recognition of credits(6)	€—	€—	€—	€(253)	€—	€—	€—	€—	€(253)
Other(7)	€228	€(17)	€(6)	€41	€7	€2	€140	€134	€529
Total adjustments Jan 1 - Dec 31, 2021	€685	€1,667	€59	€(71)	€39	€20	€179	€134	€2,712
Less: Adjustments Jan 1-16, 2021(8)	€—	€—	€—	€—	€—	€—	€—	€—	€11
Adjusted operating income	€11,089	€5,373	€672	€873	€437	€116	€(27)	€31	€18,564

Adjusted operating income, as reported	€11,103	€5,419	€554	€873	€444	€116	€(713)	€31	€17,827
Add: Share of profit/(loss) of equity method investees	(14)	(46)	118	—	(7)	—	686	—	€737
Adjusted operating income, as adjusted(1)	€11,089	€5,373	€672	€873	€437	€116	€(27)	€31	€18,564
_______________________________________________________________________________________________________________________________________________
(1) Share of the profit of equity method investees is included in our Operating income and Adjusted operating income. Refer to "Non-GAAP Financial Measures" included elsewhere in this report for additional information
(2) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(3) Change in estimate for warranty costs incurred after the contractual warranty period. Refer to Note 21, Provisions for additional information
(4) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(5) Primarily related to certain vehicle platforms in Enlarged Europe
(6) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €87 million in Net revenues and €166 million in Selling, general and other costs. Refer to Note 23, Other liabilities for additional information
(7) Includes other costs primarily related to merger and integration activities
(8) Primarily costs related to the merger

Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31,
	2023	2022
	(€ million)
North America(1)	€52,029	€50,410
France	17,893	16,031
Italy	8,810	8,646
Germany	4,884	5,334
Brazil	3,811	3,556
Spain	1,876	2,030
United Kingdom	1,194	1,278
Poland	1,038	812
Slovakia	460	377
Serbia	161	105
Other countries	5,817	3,536
Total Non-current assets (other than financial instruments, deferred tax assets and post- employment benefits assets)	97,973	92,115
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment

30.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2023, non-cash items of €8,775 million primarily included: (i) €7,549 million for depreciation and amortization expense, (ii) €701 million change in deferred taxes resulting primarily from a decrease in deferred tax assets (Refer to Note 7, Tax expense/(benefit) for additional information), (iii) €720 million in other non-cash items mainly referred to impairments and hyperinflation impacts, partially offset by (iv) €195 million gains on disposal of equity investments and other assets.
For the year ended December 31, 2022, non-cash items of €6,285 million primarily included: (i) €6,797 million for depreciation and amortization expense, partially offset by (ii) a €711 million change in deferred taxes resulting primarily from the recognition of deferred tax assets previously unrecognized (Refer to Note 7, Tax expense/(benefit) for additional information).
For the year ended December 31, 2021, non-cash items of €5,195 million primarily included: (i) €5,871 million for depreciation and amortization expense and (ii) a €654 million change in deferred taxes impacted by the recognition of deferred tax assets previously unrecognized primarily in France and Germany (Refer to Note 7, Tax expense/(benefit) for additional information).
Operating activities
For the year ended December 31, 2023, net cash from operating activities of €22,485 million was primarily the result of: (i) net profit from continuing operations of €18,625 million adjusted by: (1) non-cash items of €8,775 million, (2)
net increase in provisions of €2,460 million, mainly attributable to sales incentives in North America and Enlarged Europe,
(3) the negative effect of the change in working capital of €5,472 million, which was mainly due to (i) an increase of
€4,388 million in inventories mostly driven by new vehicles reflecting a stabilization following a 2020-2022 period characterized by significant supply constraints and additional raw materials inventories to secure production and (ii) an increase of €2,249 million in trade receivables primarily due to the ongoing plan of factoring reduction, partially offset by
(iii) an increase of €1,058 million in trade payables, primarily reflecting inventories increase and by (iv) an increase of
€107 million in other payables net of other receivables.
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

Investing activities
For the year ended December 31, 2023, net cash used in investing activities of €15,047 million was primarily the result of (1) €10,193 million of investment in property, plant and equipment and intangible assets, including €4,184 million of capitalized development expenditures, partially offset by €1,068 million increase in payables related to the investments in properties, plant and equipment and intangible assets, (2) an increase in receivables from financing activities of
€3,834 million, which was mainly attributable to increased retail and dealer financing of Stellantis Financial Services U.S.
and dealer financing in Brazil, (3) acquisitions of subsidiaries and equity method investments for €3,885 million primarily relating to (i) the investment in Leapmotor for €1,419 million, (ii) the capital contributions to Starplus Energy, NextStar
Energy, Symbio and Punch Powertrain for total €1,222 million, (iii) the capital contributions to and acquisitions of financial services entities for €263 million, (iv) acquisition of ownership in South American companies, primarily in raw materials and renewable energy, for €603 million, (Refer to Note 3, Scope of consolidation for additional information), partially offset by the disposal of property, plant and equipment of €533 million and of investments in subsidiaries and associates of €1,457 million, including the net proceeds from the disposal of FCA Bank for €1,090 million.
For the year ended December 31, 2022, net cash used in investing activities of €10,531 million was primarily the result of (1) €8,615 million of investment in property, plant and equipment and intangible assets, including €3,487 million of capitalized development expenditures, (2) €399 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, (3) an increase in receivables from financing activities of €1,413 million, which was mainly attributable to increased retail financing of Stellantis Financial Services U.S. and dealer financing in Brazil, (4)
acquisitions of consolidated subsidiaries and equity method investments for €666 million including primarily the controlling interest in aiMotive, Share Now and Stimcar Holding and the capital contribution paid to StarPlus Energy LLC (Refer to
Note 3, Scope of consolidation for additional information), partially offset by the disposal of property, plant and equipment of
€545 million and of investments in subsidiaries and associates of €235 million.
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

Financing activities
For the year ended December 31, 2023, net cash used in financing activities of €9,200 million resulted primarily from (1) the net decrease in long-term debt of €214 million including (i) the repayment of bonds at maturity for €3,277 million which are partially offset by the issuance of bonds for €2,500 million, (ii) new long-term debt for €1,668 million, partially offset by repayments for €1,105 million, (2) the distribution of dividends to shareholders of €4,208 million, (3) the increase in securities of €2,754 million primarily attributable to the investment in marketable debt securities by our central treasury companies, (4) the purchase of treasury shares for €2,434 million as a result of the share buyback program for
€1,500 million and the purchase of a portion of the shares held by Dongfeng for €934 million (Refer to Note 27, Equity for additional information), and (5) the changes in short-term debt and other financial assets and liabilities for positive €328 million.
For the year ended December 31, 2022, net cash used in financing activities of €13,167 million resulted primarily from (1) the net decrease in long-term debt of €6,480 million including (i) the repayment of €6,300 million Intesa San Paolo credit facility and of other long-term debt for €1,448 million, (ii) the repayment of bonds at maturity for €1,350 million, partially offset by the issuance of bonds for €2,231 million and new long-term debt for €387 million, (2) the distribution of dividends to Shareholders of €3,353 million, (3) the increase in securities of €2,069 million mainly driven by the investment of liquidity in financial assets which do not meet all the condition to be classified as cash equivalents, (4) the purchase of treasury shares for €923 million as a result of the exercise of GM Warrants (Refer to Note 27, Equity for additional information), and (5) the changes in short-term debt and other financial assets and liabilities for negative €400 million.
For the year ended December 31, 2021, net cash used in financing activities of €1,366 million resulted primarily from (1) the distribution to Shareholders of €4,204 million, including (i) €2,897 million for an extraordinary distribution to
FCA shareholders in accordance with the merger agreement, (ii) €1,000 million extraordinary distribution to Stellantis shareholders and (iii) €302 million distributed in cash as part of the Faurecia distribution (refer to Note 3, Scope of consolidation for additional information), (2) the repayment at maturity of a bond issued by FCA for €1,000 million, (3) the repayment of other long-term debt for €637 million, (4) €610 million increase in investments in securities primarily by the treasury companies in North America, and (5) €846 million in net decrease in short-term debt. These were partially offset by the proceed from the issuance of notes under the EMTN Program for €3,671 million (€3,750 million nominal) and in North
America for €1,770 million (US$2.0 billion) (Refer to Note 22, Debt for additional information) and from new long-term debt for €309 million.

The following is a reconciliation of liabilities arising from financing activities for the years ended December 31,
2023 and 2022:

	Years ended December 31,
	2023	2022
	(€ million)
Total Debt at January 1	€27,153	€33,581
Add: Derivative (assets)/liabilities and collateral at January 1	(67)	(1,205)
Add: Securities and financial receivables at January 1	(4,176)	(839)
Total Liabilities from financing activities at January 1	€22,910	€31,537

Cash flows	(2,640)	(8,949)
Foreign exchange effects	(250)	397
Fair value changes	468	(110)
Changes in scope of consolidation	955	389
Transfer to (Assets)/Liabilities held for sale	(122)	—
Other changes	(1,324)	(354)

Total Liabilities from financing activities at December 31	€19,997	€22,910
Less: Derivative (assets)/liabilities and collateral at December 31	(109)	(67)
Less: Securities and financial receivables at December 31	(9,357)	(4,176)
Total Debt at December 31	€29,463	€27,153
Dividends received, interest expense and taxes paid
During the years ended December 31, 2023, 2022 and 2021, the Company paid interest of €1,126 million and received interest of €2,917 million, €937 million and €1,201 million, €1,185 million and €347 million, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the years ended December 31, 2023, 2022 and 2021, the Company made income tax payments, net of refunds, totaling €2,649 million, €2,860 million and €2,170 million, respectively.
During the years ended December 31, 2023, 2022 and 2021, the Company received dividends of €312 million,
€217 million and €405 million, respectively.
Amounts relating to IFRS 16 recognized in Consolidated Statement of Cash Flows
During the years ended December 31, 2023, 2022 and 2021, the total cash outflow for leases recognized in accordance with IFRS 16 was €757 million, €626 million and €616 million, respectively, of which €693 million, €568 million and €566 million, respectively, related to cash payments for the principal portion of lease liabilities (recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €64 million, €58 million and
€50 million, respectively, related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).

31.	Qualitative and quantitative information on financial risks
The Company is exposed to the following financial risks connected with its operations:
•credit risk, principally arising from its normal commercial relations with final customers and dealers, and its financing activities;

•liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general; and
•financial market risk (primarily relating to exchange rates, interest rates and commodity prices), since the
Company operates at an international level in different currencies, uses financial instruments which generate interest and is exposed to the risk of changes in the price of certain commodities which are used in the production processes.
These risks could significantly affect the Company’s financial position and results and for this reason, the Company systematically identifies and monitors these risks in order to detect potential negative effects in advance and takes the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.
Financial instruments held by the funds that manage the Company’s pension plan assets are not included in this analysis (refer to Note 20, Employee benefits liabilities for additional information).
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
The maximum credit risk to which the Company is potentially exposed at December 31, 2023 is represented by the carrying amounts of financial assets in the financial statements discussed in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties discussed in Note 26, Guarantees granted, commitments and contingent liabilities.
In addition, the Company is exposed to credit risk in relation to the investment of cash and to transactions with derivatives counterparties, as disclosed in Note 17, Derivative financial and operating assets and liabilities and in the Note
18, Cash and cash equivalents.
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
For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2023 and 2022, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.
The Company differentiates Cash investments with primary bank counterparties and high rated liquid financial instruments. The investments are actively managed and constantly monitored, in compliance with policies that establish limits of concentration and duration, taking into account the creditworthiness of the counterparties and of the various countries in which the cash is invested. The policies also define limits in the operations with Derivatives counterparties. Even though the Company’s current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market funds that were measured at fair value, there was no exposure to sovereign debt securities at December 31, 2023 and 2022 which could lead to significant risk of repayment.

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
Refer to Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables, Note 23, Other liabilities and Note 22, Debt for additional information on the repayment structure of the Company’s financial assets and liabilities.
Refer to Note 17, Derivative financial and operating assets and liabilities for additional information on the repayment structure of derivative financial instruments.
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
The Company’s policy permits derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities.
The Company utilizes derivative financial instruments designated as fair value hedges mainly to hedge:
•the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and
•the interest rate risk on fixed rate loans, bonds and borrowings.
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
The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps, forward contracts and foreign currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options. Counterparties to these agreements are major financial institutions.
Refer to Note 17, Derivative financial and operating assets and liabilities for additional information on the fair value of derivative financial instruments held at the balance sheet date.
Quantitative information on foreign currency exchange rate risk
The Company is exposed to risk resulting from changes in foreign currency exchange rates, which could affect its earnings and equity. Where a Stellantis company incurred costs in a currency different from that of its revenues, any change in exchange rates could affect the operating results of that company; the principal exchange rates to which the Company is exposed are:
•EUR/GBP, relating to sales in the UK of vehicles produced in the Euro zone;
•CNY and JPY in relation to costs paid to Chinese and Japanese suppliers net of sales in China and Japan respectively originating from European and North America entities;

•U.S.$/CAD and U.S.$/MXP, primarily relating to sales in Canada and Mexico of produced vehicles, net of local cost and import in U.S. of Canadian produced vehicles;
•EUR/U.S.$, relating to sales and purchases (mainly linked to commodity) in U.S.$ made by European entities and to sales and purchases in Euro made by U.S. entities;
•TRY and PLN, in relation to sales in Turkish and Poland markets, net of manufacturing costs incurred in
Turkey and Poland; and
•U.S.$/BRL and EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
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
The Stellantis entities could have trade receivables or payables denominated in a currency different from their respective functional currency. In addition, in a limited number of cases, it could be convenient from an economic point of view, or it could be required under local market conditions, for the Stellantis entities to obtain financing or invest funds in a currency different from their respective functional currency, e.g. Argentinian industrial companies (with U.S.$ as functional currency) invest a significant amount of cash denominated in Argentine Pesos. Changes in exchange rates could result in exchange gains or losses arising from these situations. The Company’s policy is to hedge, whenever deemed appropriate, the exposure resulting from receivables, payables, cash and securities denominated in foreign currencies different from the respective Stellantis entity’s functional currency.
Certain of the Stellantis entities are located in countries which are outside of the Eurozone, primarily the U.S.,
Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, India and China. As the Company's reporting currency is the
Euro, the income statements of those entities that have a reporting currency other than the Euro are translated into Euro using the average exchange rate for the period. In addition, the assets and liabilities of those consolidated entities are translated into
Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates could lead to effects on the translated balances of revenues, costs and assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these entities.
The Company monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2023 resulting from a 10 percent change in the exchange rates would have been approximately €163 million on the Consolidated Income Statement and €1,436 million in Other comprehensive income.
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
The fixed rate financial instruments used by the Company consisted principally of part of the portfolio of the financial services companies (primarily customer financing and financial leases) and part of debt (including subsidized loans and notes). These instruments are measured at amortized cost and changes in market interest rates for these instruments do not affect Net profit or Equity. Certain financial securities are accounted for at FVPL. The impact of an unfavorable 50 basis points change in interest rate levels would result in increase in financial expenses of €19 million due to the change in fair values of these securities.
The Company entered in certain derivatives in order to manage interest rate risk on underlying debt exposures. An unfavorable 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31,
2023 would have an impact of €58 million on financial expense. It is expected that this impact will be offset by an equivalent gain on the underlying debt exposures.
In addition, financial services companies use derivatives in order to hedge the interest rate risk arising from the mismatch between financial receivables and related funding. A 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2023 would have a negative impact of €28 million in Other comprehensive income.
Floating rate financial instruments consisted principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables was also considered in the sensitivity analysis.
A hypothetical 50 basis points change in short-term interest rates at December 31, 2023, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would result in increased net financial expenses, on an annual basis, of approximately €173 million.
This analysis is based on the assumption that there is an unfavorable change of 50 basis points of interest rate levels across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12-month period will be renewed or reinvested in similar instruments, that will reflect the hypothetical 50 basis points change in short-
term interest rates.
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

In connection with the commodity price derivative contracts outstanding at December 31, 2023, a hypothetical 10 percent change in the price of the commodities at that date would have caused a negative impact on the Other comprehensive income of €501 million. Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

32.	Subsequent events
The Company has evaluated subsequent events through February 22, 2024, which is the date the financial statements were authorized for issuance.
On January 15, 2024, Stellantis obtained control of Comercial Automotiva S.A. through the acquisition of 70 percent of the voting equity interest of the company, with symmetrical put and call options to purchase the remaining 30 percent of the equity after December 31, 2026. Comercial Automotiva S.A. sells independent aftermarket auto parts, tires and car maintenance services and currently has more than 126 shops in Brazil. The total consideration paid in cash at closing was
€133 million. The preliminary purchase price allocation has not been completed due to the proximity of the acquisition date to December 31, 2023.
On January 26, 2024, Stellantis and the other partners to the ACC joint venture participated in a capital increase of
ACC. Stellantis provided €410 million towards the capital increase of which €300 million was paid in cash in January 2024 and €110 million from the conversion of a loan provided in 2023. Following the January 26, 2024 capital increase, Stellantis holds 44.4 percent of the ACC share capital with the remaining equity equally distributed between the other two partners to the ACC joint venture.

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
Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers
In accordance with the Dutch Decree Article 10 EU-Directive on Takeovers (Besluit artikel 10 overnamerichtlijn)
(the “Decree”), the Company makes the following disclosures:
a.For information on the capital structure of the Company, the composition of the issued share capital and the existence of the classes of shares, please refer to Note 14, Equity to the Company Financial Statements in this
Annual Report. For information on the rights attached to the common shares, please refer to the Articles of
Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions in accordance with the
Articles of Associations. For information on the rights attached to the special voting shares, please refer to the
Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual
Report in the chapter “CORPORATE GOVERNANCE”. As at December 31, 2023, the issued share capital of the
Company consisted of 3,165,189,336 common shares, representing approximately 99.99 percent of the aggregate issued share capital, 179,790 Class A special voting shares and 208,622 Class B special voting shares, representing approximately 0.01 percent of the aggregate issued share capital.
b.The Articles of Association do not provide for transfer restrictions for common shares but do provide for transfer restrictions for special voting shares (Article 14). On December 17, 2019, the Company entered into shareholder undertaking agreements with each of Exor, Bpifrance, Lion Participations, EPF and Peugeot Invest.
In these agreements, each of these shareholders agreed to not transfer any of their Stellantis common shares during a period of three years following the Effective Time, subject to certain exceptions. These restrictions expired in early January 2024 and are no longer applicable.
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

e.During 2023, the Company launched an employee share participation program (the "2023 ESPP") as mentioned in article 1 sub 1(e) of the Decree. The 2023 ESPP covered approximately 85,000 eligible employees in Italy and France, to which approximately 4.4 million additional shares were issued. Under the plan eligible employees could subscribe to Stellantis shares, at a subscription price of €14.52 corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. The shares are locked up for a period from 3 to 5 years. Employees bear the risk of fluctuations in the share price relative to the subscription price. According to the Italian legal framework of the plan, the shares have been issued directly to the eligible employees, and those employees are therefore entitled to vote on the shares, while in France the shares issued to the eligible employees are held by a fonds commun de placement d’entreprise (“FCPE”) for the benefit of the relevant employee, with the Supervisory
Board of the FCPE, composed of representatives of employees, being able to vote on these shares and the relevant employee having the economic rights on the shares.
f.No restrictions apply to voting rights attached to shares in the capital of the Company, except for the Maximum
Voting Threshold (as defined in the Articles of Association). Please refer to the sections "Voting Rights at
General Meetings" and "Voting Limitations" of this Annual Report. There are not any deadlines for exercising voting rights other than the final registration date for the general meetings of the Company. The Articles of
Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.
g.Other than disclosed under paragraph b. above, the Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.
h.The rules governing the appointment and dismissal of members of the Board of Directors are stated in the
Articles of Association. All members of the Board of Directors are appointed by the general meeting of shareholders, taking into account the (binding) nomination rights set out in the Articles of Association. Please refer to the section “Nomination Rights” of this Annual Report for more information on the (binding)
nomination rights. The term of office of all members of the Board of Directors is for a period of two years after appointment, with such a period expiring immediately after the close of the first annual general meeting of shareholders held two years following the appointment. The initial term of John Elkann, Carlos Tavares, Robert
Peugeot, and Henri de Castries is five years, started at January 17, 2021, and ending immediately after the close of the first annual general meeting of shareholders held after five years have lapsed since the appointment of the relevant director. The other Directors of the current Board of Directors, except for Mr. B.P.M. Ribadeau-
Dumas, are appointed for a term of four years, started at January 17, 2021, and ending immediately after the close of the first annual general meeting of shareholders held after four years have lapsed since the appointment of the relevant director. Mr. B.P.M. Ribadeau-Dumas is appointed for a term of two years, started at April 13,
2023, and ending immediately after the close of the first annual general meeting of shareholders held after two years have lapsed since his appointment. The general meeting of shareholders has the power to suspend or dismiss any member of the Board of Directors at any time, taking into account the majority requirements set out in the Articles of Association. Please refer to the section "Election and Removal of Directors" of this Annual
Report for more information on the majority requirements. An amendment of the Articles of Association requires a resolution of the general meeting of shareholders following a proposal from the Board of Directors.
Such resolution requires an absolute majority of the votes cast, unless it concerns an amendment of article 2.2 of
2.3 of the Articles of Association in which case a majority of at least two-thirds of the votes cast is required.

i.At the general meeting of shareholders held on January 4, 2021, it was resolved to irrevocable authorize the
Board of Directors, for a period of 3 years as of the Effective Time: (a) to issue Stellantis common shares or grant rights to subscribe for such shares (i) up to 10 percent of Stellantis’ issued common share capital as at the
Effective Time for general purposes, and (ii) up to an additional 10 percent of Stellantis’ issued common share capital as at the Effective Time in connection with the acquisition of an enterprise or a corporation, or as otherwise deemed necessary by the Board of Directors and (b) to limit or exclude the pre-emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under
(a). At the annual general meeting of shareholders held on April 13, 2023, it was furthermore resolved to extend the authorizations of the Board of Directors (i) to issue Stellantis common shares or grant rights to subscribe for such shares and (ii) to limit or exclude the pre-emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under (i), as per the date the authorizations granted by the general meeting on January 4, 2021 lapses up to and including October 12, 2024 (being the date
18 months from the date of the 2023 annual general meeting). The authorization granted during the 2023 annual general meeting of shareholders in respect of the issue of shares or the grant of rights to subscribe for such shares is limited to 10 percent of the issued common shares for general corporate purposes as per April 13,
2023, and can be used for any and all purposes. The authorization granted during the 2023 annual general meeting of shareholders in respect of the pre-emptive rights is limited to the percentage of the capital as referred to in the previous sentence. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. In addition, the Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 9 of the Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the
2023 annual general meeting of shareholders (April 13, 2023) at a purchase price per share between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico
Azionario and/or Euronext Paris (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price
List of the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the
case may be), for a period of 18 months from the date of the 2023 annual general meeting of shareholders (April
13, 2023) and therefore up to and including October 12, 2024.
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
k.Under the terms of the Company’s Equity Incentive Plan (“EIP”) and employment agreements entered into with certain executive officers, executives may be entitled to receive severance payments of up to 1.5 times of total target cash compensation (base salary and target bonus) and accelerated vesting of awards under the EIP if, within twenty-four (24) months of a Change of Control (as defined therein), the executive’s employment is involuntarily terminated by the Company (other than for Cause -as defined therein-) or is terminated by the participant for Good Reason (as defined therein).

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under Stellantis’ significant contractual commitments as of
December 31, 2023:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€26,099	€8,987	€4,511	€3,750	€8,851
Interest on Long-term debt(2)	3,109	669	908	667	865
Lease liabilities(3)	2,437	818	500	324	795
Short-term leases and Low-value assets obligations(4)	88	75	12	1	—
Unconditional minimum purchase obligations(5)	15,473	2,130	4,802	6,167	2,374
Purchase obligations(6)	9,721	5,792	2,901	1,024	4
Pension contribution requirements(7)	84	84	—	—	—
Total	€57,011	€18,555	€13,634	€11,933	€12,889
______________________________________________________________________________________________________________________________
(1) Amounts presented related to the principal amounts of long-term debt excluding asset-backed financing transactions such as securitizations and factoring transactions which do not meet the IFRS 9 derecognition criteria as these will be settled through collection of the relevant secured assets. Amounts also exclude the related interest expense that would be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 22, Debt,within the Consolidated
Financial Statements included elsewhere in this report
(2) Amounts included interest payments based on contractual terms and current interest rates on debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2023
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in Stellantis’ business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 22, Debt, within the Consolidated Financial Statements included elsewhere in this report
(4) Short-term leases and Low-value assets mainly related to leases for commercial and industrial properties, machinery and equipment used in Stellantis’ business. The amounts reported above included the minimum rental and payment commitments due under such leases
(5) Unconditional minimum purchase obligations related to Stellantis’ unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of Stellantis’ business, Stellantis entered into various arrangements with key suppliers in order to establish strategic and technological advantages
(6) Purchase obligations were comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €6,503 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various Stellantis companies, in an aggregate amount of approximately €3,085 million, and (iii) commitments to purchase intangible assets for an aggregate amount of approximately €133 million
(7) Pension contribution requirements were based on the estimate of Stellantis’ minimum funding requirements under Stellantis’ funded pension plans. Stellantis could elect to make contributions in excess of the minimum funding requirements. Stellantis contributions to pension plans for 2024 are expected to be €84 million. Of this amount, €37 million relates to the U.S. and Canada, with €26 million being mandatory contributions and €11 million discretionary contributions, €10 million relates to the UK, and €13 million relates to Germany. Stellantis’ minimum funding requirements after 2024 would depend on several factors, including investment performance and interest rates.
Therefore, the above excluded payments beyond 2024, since Stellantis could not predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 20, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for
Stellantis’ pension plans and for Stellantis’ unfunded health care and life insurance plans
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs.
Stellantis issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and any commitments to buy back vehicles. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the
Company’s vehicles. The Company periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The Company accrues estimated costs for recalls when they are probable of occurring and a reliable estimate of the costs can be made. Estimates of the future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Company to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2023, Stellantis’ product warranty and recall campaigns provision was €8,984 million.

Capital commitments
The contractual obligations set forth above do not include payments for capital commitments to joint ventures. At
December 31, 2023, total capital commitments were €3.2 billion for the period 2024 through to 2029.
Significant Vehicle Assembly Plants
The following table provides information about Stellantis’ significant vehicle assembly plants as of December 31,
2023, excluding joint ventures, of which the largest by region are Warren Truck (U.S.), Betim (Brazil) and Sochaux (France).
Each of the assembly plants listed below have a covered area of more than 100,000 square meters:

Country	Location
North America
U.S.	Warren, Michigan
U.S.	Sterling Heights, Michigan
U.S.	Belvidere, Illinois
U.S.	Toledo, Ohio (Toledo North)
U.S.	Detroit, Michigan (Detroit Assembly Complex - Jefferson)
U.S.	Detroit, Michigan (Detroit Assembly Complex - Mack)
U.S.	Toledo, Ohio (Toledo South)
Mexico	Toluca, Estado de México
Mexico	Saltillo, Coahuila (Saltillo Truck)
Mexico	Saltillo, Coahuila (Saltillo Van)
Canada	Windsor, Ontario
Canada	Brampton, Ontario
South America
Brazil	Betim
Brazil	Goiana
Brazil	Porto Real
Argentina	Buenos Aires
Argentina	Cordoba
Enlarged Europe
France	Hordain
France	Mulhouse
France	Poissy
France	Rennes
France	Sochaux
Germany	Eisenach
Germany	Russelsheim
Italy	Turin (Mirafiori)
Italy	Cassino
Italy	Pomigliano
Italy	Melfi
Italy	Val Di Sangro
Poland	Gliwice
Poland	Tychy
Slovakia	Trnava
Serbia	Kragujevac
Spain	Madrid
Spain	Vigo
Spain	Zaragoza
UK	Ellesmere Port
UK	Luton

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
Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young
Entities”) were appointed to serve as Stellantis’ independent registered public accounting firm for the years ended
December 31, 2023 and December 31, 2022. Stellantis incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2023 and 2022, respectively:

	Years Ended December 31,
(€ million)	2023	2022
Audit fees	€40.8	€39.1
Audit-related fees	0.4	0.2
Tax fees(1)	0.6	—
Total	€41.8	€39.3
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

Change in Registrant’s Certifying Accountant
Under the Dutch Audit Profession Act we are required to rotate our external audit firm at least every ten years, which requires us to change our external auditor for the year ended 2024. In accordance with Dutch law, the independent auditor of our statutory financial statements is appointed by the General Meeting of shareholders of the Company on the proposal of the Board of Directors. Accordingly, the Board of Directors, on recommendation of the Audit Committee, proposed that the 2023 Annual General Meeting of the Company appoint Deloitte Accountants B.V. as independent auditor of the Company for the financial year 2024. At the 2023 Annual General Meeting of shareholders held on April 13, 2023, our shareholders appointed Deloitte Accountants B.V. as proposed by the Board of Directors. Following the appointment of
Deloitte Accountants B.V. as described above, from the date of the 2024 Annual General Meeting (i) Ernst & Young
Accountants LLP will cease to be the independent auditor of the Company, for the purposes of our annual reports filed with the AFM, (ii) EY S.p.A. (“EY”) will cease to be our independent registered public accounting firm for our consolidated financial statements included in our reports on Form 20-F, and (iii) Deloitte & Associés (a member firm of the Deloitte network) will be our independent registered public accounting firm for our consolidated financial statements to be included in our reports on Form 20-F.
The reports of EY on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 2023 and in the subsequent interim period through the date of this Annual Report, (i) there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report; and (ii) there were no
“reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.
Stellantis has requested EY to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated February 22, 2024 is filed as Exhibit 15.1 to this Form 20-F.
During the two fiscal years ended December 31, 2022 and 2023, and in the subsequent interim period through the date of this Annual Report, neither the Company nor anyone on its behalf consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in
16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in 16F(a)(1)(v) of
Form 20-F).
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At the AGM held on April 13, 2022, our Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from April 13, 2022. The authorization was renewed in the same terms at the
AGM on April 13, 2023 for a period of 18 months from April 13, 2023 and therefore up to and including October 12, 2024.
In February 2023, the Company announced a share buyback program (the “Program”), covering up to
€1,500 million (total purchase price excluding ancillary costs) to be executed in the open market. In accordance with the
Program, the Company repurchased common shares in the aggregate amount of €1,500 million from March 2023 through
December 2023.
In November 2023, as part of an agreed share repurchase framework between the Company and Dongfeng publicly announced in July 2022, the Company repurchased 50 million common shares from Dongfeng for a total consideration of
€934 million. The purchase of common shares from Dongfeng was carried out under the April 2023 AGM authorization.
The following table reports purchases of common shares by the Company during the year ended December 31,
2023, carried out under the authority granted by the AGM.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs
Jan 1 to Jan 31, 2023	—	—	—	—
Feb 1 to Feb 28, 2023	—	—	—	—
March 1 to March 31, 2023	1,353,740	16.21	1,353,740	243,002,537
April 1 to April 30, 2023	3,549,884	16.15	3,549,884	317,795,539
May 1 to May 31, 2023	28,346,188	14.84	28,346,188	289,449,351
June 1 to June 30, 2023	11,276,800	15.40	11,276,800	278,172,551
July 1 to July 31, 2023	7,700,621	16.45	7,700,621	270,471,930
Aug 1 to Aug 31, 2023	9,550,000	17.13	9,550,000	260,921,930
Sept 1 to Sept 30, 2023	13,907,561	17.67	13,907,561	247,014,369
Oct 1 to Oct 31, 2023	15,897,068	17.60	15,897,068	231,117,301
Nov 1 to Nov 30, 2023	50,000,000	18.68	50,000,000	181,117,301
Dec 1 to Dec 31, 2023	508,435	21.00	508,435	180,608,866
Total	142,090,297	17.13	142,090,297	180,608,866
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
Tax Consequences of Owning Stellantis Stock
Taxation of Dividends
Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. Shareholder must include in its gross income the gross amount of any dividend paid by Stellantis to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Stellantis’ current or accumulated earnings and profits. Dividends paid to a non-
corporate U.S. Shareholder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, stock of Stellantis is treated as stock of a qualified foreign corporation if such stock is listed on an established securities market in the United States. The common shares of Stellantis are listed on the NYSE.
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
Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-
children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5 percent or more of the shares or of any class of shares of Stellantis, or rights to acquire, directly or indirectly, such an interest in the shares of Stellantis or profit participating certificates relating to 5 percent or more of the annual profits or to 5 percent or more of the liquidation proceeds of Stellantis, or (b) such person's shares, rights to acquire shares or profit participating certificates in Stellantis are held by him following the application of a non-recognition provision. The Stellantis common shares and the Stellantis special voting shares are considered to be separate classes of shares; or
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

Additional withholding tax
As from January 1, 2024, an additional Dutch withholding tax may apply with respect to dividends distributed or deemed to be distributed by Stellantis if the dividends are distributed or deemed to be distributed to a shareholder that has a controlling interest in Stellantis NV, and (i) is resident in a low-tax or non-cooperative jurisdiction as specifically listed in an annually updated Dutch regulation, (ii) has a permanent establishment in any such jurisdiction to which the dividend is attributable, (iii) is neither resident in the Netherlands nor in a low-tax or non-cooperative jurisdiction, and is entitled to the dividend with the main purpose or one of the main purposes to avoid withholding tax of another person, (iv) is a hybrid entity, or (v) is not resident in any jurisdiction, within the meaning of the Dutch Withholding Tax Act 2021. The additional
Dutch withholding tax rate will be equal to the highest Dutch corporate income tax rate at the time of the dividend payment, which is currently 25.8 percent. Subject to further conditions, the additional Dutch withholding tax on dividends may be reduced by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution.
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

Certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of
Stellantis N.V., have not been filed as exhibits to this Form 20-F. Stellantis N.V. agrees to furnish the Securities and
Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of
Stellantis N.V. and its consolidated subsidiaries.

4.1	Stellantis N.V. Equity Incentive Plan 2021-2025 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on May 5, 2021, File No. 333-255788)
4.2	Stellantis N.V. Remuneration Policy (incorporated by reference to Exhibit 99.4 to Form 6-K, filed with the SEC on March 9, 2021, File No. 001-36675)
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

8.1	Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of EY S.p.A.
23.1	Consent of EY S.p.A.
97.1	Stellantis N.V. Clawback Policy
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

FORM 20-F CROSS REFERENCE
The table below sets out the location within the document of the information required by the SEC for annual reports on Form 20-F. The exact location is included in the column “Cross Reference”. The column “Page” refers to the starting page of the section (or sub-section) for reference only.

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	98
Item 4.	Information on the Company
	A. History and Development of the Company	Stellantis Overview	16
		Documents on Display	5
	B. Business Overview	Stellantis Overview	16
		Overview of Our Business	23
		Sales Overview	30
		Results by Segment	72
		Note 26 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	299
		Environmental and Other Regulatory Matters	45
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	233
	D. Property, Plant and Equipment	Property, Plant and Equipment	26
		Significant Vehicle Assembly Plants	334
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	51
		Merger Synergies	22
		Trends, Uncertainties and Opportunities	51
		Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	225
		Non-GAAP Financial Measures	57
	A. Operating Results	Results of Operations	59
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	86
		Note 22 (Debt) to the Consolidated Financial Statements	284
		Note 29 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	319
	C. Research and Development, Patents and Licenses, etc.	Research and Development	24
	D. Trend Information	Trends, Uncertainties and Opportunities	51
	E. Critical Accounting Estimates	Note 2 (Basis of preparation - Use of estimates) to the Consolidated Financial Statements	225
	G. Safe Harbor	Cautionary Statements Concerning Forward Looking Statements	7
	F. Non-GAAP financial measures	Non-GAAP Financial Measures	57

Item	Section	Cross Reference	Page
		Results of Operations	59
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	119
		Senior Management	128
	B. Compensation	Remuneration Report	166
		Senior Management	128
		Note 25 (Related party transactions) to the Consolidated Financial Statements	296
	C. Board Practices	The Audit Committee	125
		The Remuneration Committee	126
		The ESG Committee	127
	D. Employees	Employees	27
	E. Share Ownership	Directors' Share Ownership	124
	F. Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation	Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation	159
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	18
	B. Related Party Transactions	Note 25 (Related party transactions) to the Consolidated Financial Statements	296
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	199
		Sales Overview	30
		Note 26 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	299
		Our Share Information	336
	B. Significant Changes	Presentation of Financial and Other Data	6
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	336
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	336
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on Stellantis Shares	132
	C. Material Contracts	Exhibits	348
	D. Exchange Controls	Articles of Association and Information on Stellantis Shares	132
	E. Taxation	Taxation	339
	F. Dividends and Paying Agents	Not applicable
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	5
	I. Subsidiary Information	Not applicable
	J. Annual report to security holders	Not applicable

Item	Section	Cross Reference	Page
Item 11.	Quantitative and Qualitative Disclosures	Note 31 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	322
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	197
Item 16A.	Audit Committee Financial Expert	The Audit Committee	125
Item 16B.	Code of Ethics	Code of Conduct	154
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	336
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 27 (Equity) to the Consolidated Financial Statements	306
		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	337
Item 16F.	Change in the Registrant's Certifying Accountant	Change in the Registrant's Certifying Accountant	337
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	157
Item 16H.	Mine Safety Disclosure	None
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None
Item 16J.	Insider trading policies	Not applicable
Item 16K.	Cybersecurity	Cybersecurity	158
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	199
Item 18.	Financial Statements	Consolidated Financial Statements	199
Item 19.	Exhibits	Exhibits	348

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STELLANTIS N.V.
(Registrant)

		By:	/s/ Natalie Knight

Name: Natalie Knight
Title: Chief Financial Officer
Date:	February 22, 2024