Form 20-F
period 2024-12-31
Stellantis N.V.
filed 2025-02-27
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,880,492,279 common shares, par value €0.01 per share, and 866,410,716 special voting shares, par value €0.01 per share.
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

BOARD OF DIRECTORS

Chairman John Elkann

Vice Chairman Robert Peugeot(3)

Directors
Henri de Castries(1),(2),(3)
Fiona Clare Cicconi(1),(3)
Nicolas Dufourcq(1)
Ann Frances Godbehere(2)
Wan Ling Martello(2),(3)
Claudia Parzani(1),(2)
Benoît Ribadeau-Dumas(1),(3)
Jacques de Saint-Exupéry

INDEPENDENT AUDITOR AND REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte Accountants B.V. (independent auditor of the Company for the purposes of our annual reports file with the
Autoriteit Financiële Markten (“AFM”))(4)
Deloitte & Associés (independent registered public accounting firm for our Consolidated Financial Statements included in our reports on Form 20-F)(4)

________________________________________________________________________________________________________________________________________________
(1) Member of the Environmental, Social Governance Committee (“ESG”)
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Refer to “About this Report” for additional information relating to these regulatory filings

BOARD REPORT
INTRODUCTION
About this Report
Stellantis N.V. was created as a result of the merger between Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles
N.V. (“FCA N.V.”), effective on January 17, 2021, with FCA N.V. as the surviving company. Upon the merger, FCA N.V.
was renamed to Stellantis N.V., a public limited liability company (naamloze vennootschap), organized in the Netherlands, as the parent of Stellantis with its principal executive offices located at Taurusavenue 1, 2132LS Hoofddorp, the Netherlands.
This document, referred to hereafter as the “Form 20-F” or the “Annual Report”, constitutes the Annual Report on
Form 20-F, applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934
(the “Exchange Act”), of Stellantis N.V. for the year ended December 31, 2024.
Documents on Display
The Securities and Exchange Commission (“SEC”) maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Reports and other information concerning our business may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street,
New York, New York 10005.
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
References to “the merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
References to the Chief Executive Officer (“CEO”) and Strategy Council refer to our top executive management structure prior to December 2, 2024 and references to Chairman and Interim Executive Council (“IEC”) refer to top executive management structure on or after December 2, 2024.
Presentation of Financial and Other Data
This report includes the Consolidated Financial Statements of Stellantis as of December 31, 2024 and 2023 and for
the years ended December 31, 2024, 2023 and 2022 prepared in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European
Union. There is no effect on these Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

All references in this report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’
financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”). All figures shown are rounded to the nearest million. Certain totals in the tables included in this report may not add due to rounding.
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
•our ability to attract and retain experienced management and employees;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry;

•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•our ability to accurately predict the market demand for electrified vehicles;
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
•the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions;
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
•our ability to provide or arrange for access to adequate financing for dealers and retail customers
•risks related to the operation of financial services companies;
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
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements, refer to “Risk Management - Risk Factors” included elsewhere in this report for additional information.

MANAGEMENT REPORT
Stellantis Overview
Stellantis is a global automaker and mobility provider engaged in designing, engineering, manufacturing, distributing and selling vehicles and components worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles across five portfolios: (i) luxury vehicles under the Maserati brand; (ii) premium vehicles covered by Alfa Romeo,
DS and Lancia brands; (iii) global sport utility vehicles under the Jeep brand; (iv) American brands covering Dodge, Ram and
Chrysler vehicles and (v) European brands covering Abarth, Citroën, FIAT, Opel, Peugeot and Vauxhall vehicles. Stellantis centralizes design, engineering, development and manufacturing operations, to allow it to efficiently operate on a global scale. In 2024, a Stellantis-led joint venture, Leapmotor International launched operations to distribute the vehicles of
Leapmotor, a Chinese new energy vehicle OEM, outside of China. Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide. Additionally, Stellantis provides retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. Until December 2024, Stellantis operated in the production systems sector under the
Comau brand. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for details on the sale of our majority interest in the production systems business.
In connection with our Dare Forward 2030 strategic plan, we have also increased our focus on generating growth in several other areas, such as our pre-owned car business, the two mobility brands, Free2move and Share Now, as well as independent aftermarket parts and services and software, with a particular focus on data services. Stellantis Ventures funds investments in early and later-stage startup companies that develop innovative, customer-centric technologies that targets the automotive and mobility sectors.
Stellantis’ ambition is to contribute to global carbon neutrality, with an ambitious carbon footprint reduction roadmap, including: (i) cutting CO2 vehicle emissions by offering a wide range of battery electric vehicles (“BEVs”) and plug-in hybrid electric vehicles (“PHEVs”) and innovation through low-carbon technologies; (ii) moving forward into a carbon-efficient production system by embracing green energy and reducing emissions and (iii) improving the environmental performance of the supply chain through a strong engagement of our supply chain to mitigate emissions. Additionally, this is supported through our circular economy business, whose main objectives are to extend the life of vehicles and parts by returning material and end-of-life vehicles back to the manufacturing process for new vehicles and products.
In 2024, Stellantis reported:
•5,415 thousand vehicles shipped (refer to Financial Overview - Shipment Information included elsewhere in this report for additional information);
•Net revenues of €156.9 billion;
•Net profit of €5.5 billion;
•Adjusted Operating Income (“AOI”) of €8.6 billion (Refer to Non-GAAP Financial Measures included elsewhere in this report for additional information);
•Cash flows from/(used in) operating activities €4.0 billion; and
•Industrial free cash flow of €(6.0) billion (Refer to Non-GAAP Financial Measures included elsewhere in this report for additional information).
At December 31, 2024, the Company’s available liquidity was €51.8 billion (including €12.9 billion available under undrawn committed credit lines). Refer to Financial Overview - Liquidity and Capital Resources included elsewhere in this report for additional information.
History of Stellantis
Stellantis N.V. (“Stellantis”) was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands in April 2014 under the name Fiat Chrysler Automobiles N.V.
In its current configuration, Stellantis is the result of the merger of FCA and PSA, each of which were leading independent global automotive groups prior to the merger.

Fiat S.p.A., the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino in July 1899 in Turin, Italy
as an automobile manufacturer. Fiat grew in Italy and internationally in the following decades both organically and through the acquisition of several prominent brands and manufacturers including Lancia, Alfa Romeo, Maserati and Ferrari. In
October 2015, the initial public offering of Ferrari N.V. was completed, followed by the spin-off of FCA’s remaining interest in Ferrari to its shareholders in January 2016. In 2009, FCA US LLC (“FCA US”), then known as Chrysler Group LLC, acquired the principal operating assets of the former Chrysler LLC as part of a government-sponsored restructuring of the
North American automotive industry. Between 2009 and 2014, Fiat S.p.A. expanded its initial 20 percent ownership interest to 100 percent of the ownership of FCA US and in October 2014, Fiat S.p.A. completed a corporate reorganization resulting in the establishment of FCA as the parent company of the FCA Group, with its principal executive offices in the United
Kingdom.
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
On December 17, 2019, FCA and PSA entered into a combination agreement (as amended, the “combination agreement”) agreeing to merge the two groups. On January 16, 2021, PSA merged with and into FCA, with FCA as the surviving company. On January 17, 2021, the combined company was renamed to Stellantis N.V.
On January 18, 2021, Stellantis common shares began trading on Euronext Milan and Euronext Paris, and on
January 19, 2021, began trading on the New York Stock Exchange (“NYSE”). Stellantis common shares trade under the following symbols: Euronext Milan: “STLAM”; Euronext Paris: “STLAP”; NYSE: “STLA”.
The principal office of Stellantis is located at Taurusavenue 1, 2132LS Hoofddorp, the Netherlands (telephone number: +31 23 700 1511). Its agent for U.S. federal securities law purposes is Christopher J. Pardi, c/o FCA U.S. LLC, 1000
Chrysler Drive, Auburn Hills, Michigan 48326.

Major Shareholders
As of February 25, 2025, the largest shareholders of Stellantis were Exor N.V. (“Exor”) (holding 15.52 percent of the outstanding common shares), Établissements Peugeot Frères (“EPF”) (holding 7.74 percent of the outstanding common shares) and Bpifrance Participations S.A. (“BPI”) (holding 6.65 percent of the outstanding common shares). As a result of the loyalty voting mechanism, the voting powers of Exor, EPF and BPI are 23.89 percent, 11.92 percent and 10.24 percent, respectively. For a description of the loyalty voting mechanism, including the terms and conditions of our special voting shares, please see “CORPORATE GOVERNANCE- Loyalty Voting Structure.”
As of February 25, 2025 the share capital of the Company consists of the following: 2,896,073,567 common shares and 866,522,224 Class A special voting shares, all with a par value of €0.01 each.
Based on the information in the Stellantis shareholder register, regulatory filings with the AFM and the SEC and other sources available to Stellantis, the following persons owned, directly or indirectly, in excess of three percent of
Stellantis’ capital and/or voting interest as of February 25, 2025:

Stellantis Shareholders	Number of Issued Common Shares(1)	Percentage of Issued Common Shares
Exor(2)	449,410,092	15.52
EPF(3)	224,228,121	7.74
BPI(4)	192,703,907	6.65
BlackRock Inc.(5)	96,885,231	3.34
Capital Research and Management Company(6)	—	—
________________________________________________________________________________________________________________________________________________
(1)Issued shares includes common shares as well as 866,522,224 Class A special voting shares. Refer also to Corporate Governance - Articles of Association and Information on
Stellantis Shares - Share Capital for additional information
(2)Exor owns 449,410,092 common shares and 449,410,092 Class A special voting shares (23.89 percent of the issued shares)
(3)EPF, through Peugeot Invest and its subsidiary Peugeot 1810, owns 224,228,121 common shares and 224,228,121 Class A special voting shares (11.92 percent of the issued shares)
(4)BPI owns 192,703,907 common shares and 192,703,907 Class A special voting shares (10.24 percent of the issued shares). BPI is a joint venture of EPIC Bpifrance (Bpi
Groupe) and Caisse des Dépots et Consignations (both holding a 49.3 percent interest in Bpifrance SA). Caisse des Dépots et Consignations also (directly and indirectly) holds an additional 8,207,316 Stellantis common shares, representing an additional 0.28 percent of the common shares and 0.22 percent of the issued share capital and voting rights of Stellantis
(5)According to information published on the AFM website as of February 25, 2025, BlackRock Inc. owns 96,885,231 common shares (2.57 percent of the issued shares) and
112,341,810 voting rights (2.99 percent of the issued shares)
(6)According to information published on the AFM website as of February 25, 2025, Capital Research and Management Company owns 123,437,499 voting rights (3.28 percent of the issued shares)
Based on the information in Stellantis’ shareholder register and other sources available to Stellantis, as of
February 25, 2025, approximately 502 million Stellantis common shares, or approximately 17 percent of the Stellantis common shares, were held in the United States. As of the same date, approximately 310 record holders of Stellantis common shares had registered addresses in the United States.

Dare Forward 2030 strategic plan
Many of the targets set forth in the Company’s Dare Forward 2030 strategic plan depend on the industry's transition to full electrification, conducive BEV policies (e.g., charging infrastructure, BEV purchasing incentives), and the availability of decarbonized energy. These targets have become increasingly challenging in light of the trends in market dynamics, government policy and regulation that have emerged since the plan’s introduction in March 2022. Although the targets remain in place, the speed and trajectory at which they may be met is the subject of ongoing assessment by the Company.
Overview of Our Business
Stellantis’ activities during the year ended December 31, 2024, were carried out through the following six reportable segments:
(i)North America: Stellantis’ operations to manufacture, distribute and sell vehicles in the United States, Canada and Mexico, primarily under the Jeep, Ram, Dodge, Chrysler, FIAT and Alfa Romeo brands. Manufacturing plants are located in: U.S., Canada and Mexico;
(ii)Enlarged Europe: Stellantis’ operations to manufacture, distribute and sell vehicles in Europe (which includes the 27 members of the European Union, the United Kingdom (“UK”) and the members of the European Free
Trade Association). Under the mainstream brands Citroën, FIAT, Opel, Peugeot, Vauxhall, premium brands
Alfa Romeo, DS and Lancia. Manufacturing plants are located in: France, Italy, Spain, Germany, UK, Poland,
Portugal, Serbia and Slovakia. In 2024, we commenced the distribution of Leapmotor-branded vehicles;
(iii)Middle East & Africa: Stellantis’ operations to manufacture, distribute and sell vehicles primarily in Turkey,
Algeria and Morocco under the Peugeot, Citroën, Opel, FIAT and Jeep brands. Manufacturing plants are primarily located in Morocco, Algeria and Turkey, through our joint venture with Tofas. In 2024, we commenced the distribution of Leapmotor-branded vehicles;
(iv)South America: Stellantis’ operations to manufacture, distribute and sell vehicles in South and Central America, primarily under the FIAT, Jeep, Ram,Peugeot and Citroën brands, with the largest focus of its business in Brazil and Argentina. Manufacturing plants are located in the main markets of Brazil and Argentina. In 2025, we will commence the distribution of Leapmotor-branded vehicles;
(v)China and India & Asia Pacific: Stellantis’ operations to manufacture, distribute and sell vehicles in the Asia
Pacific region (mostly in China, Japan, India, Australia and South Korea) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Peugeot, Citroën, FIAT, DS and Alfa Romeo brands.
Manufacturing plants are located in India and Malaysia, through our joint operation India Fiat India
Automobiles Private Limited (“FIAPL JV”) and our wholly owned subsidiary Stellantis Gurun (Malaysia). Our
Citroën and Peugeot branded vehicles are manufactured in China by Dongfeng Peugeot Citroën Automobiles
(“DPCA”) under various license agreements. In 2024, we commenced the distribution of Leapmotor-branded vehicles in Asia Pacific (excluding China); and
(vi)Maserati: Stellantis’ operations to design, engineer, develop, manufacture, distribute worldwide and sell luxury vehicles under the Maserati brand. Design, engineering and manufacturing plants are located in Italy.
Stellantis also owns or holds interests in companies operating in other activities and businesses. These activities are grouped under “Other Activities”, which primarily consists of our pre-owned car business, mobility businesses through the brands Free2move and Share Now, the Company's software and data businesses, and other investments, including Archer, as well as the financial services activities of dealer and customer financing primarily in North America, Enlarged Europe, South
America and China and until December 2024, the Company’s industrial automation systems design and production business, operating under the Comau brand name. Refer to Note 3, Scope of consolidation in the Consolidated Financial Statements included elsewhere in this report for details on the sale of our majority interest in Comau. Also included under “Other
Activities” are our companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Company and management of central treasury activities.

Definitions and abbreviations
Passenger cars include sedans, station wagons and three- and five-door hatchbacks, that may range in size from
“micro” or “A-segment” vehicles of less than 3.8 meters in length to “large” or “F-segment” cars that are greater than 5.1 meters in length.
Utility vehicles (“UVs”) include sport utility vehicles (“SUVs”), which are available with four-wheel drive systems that provide true off-road capabilities, and crossover utility vehicles, (“CUVs”), which are not designed for heavy off-road use. UVs can be divided among six main groups, ranging from “micro” or “A-segment”, defined as UVs that are less than 4.0 meters in length, to “large” or “F-segment”, defined as UVs that are greater than 5.1 meters in length.
Light trucks are divided between vans (also known as light commercial vehicles, or “LCVs”), which typically are used for the transportation of goods or groups of people, and pickup trucks, which are light motor vehicles with an open-top rear cargo area. Minivans, also known as multi-purpose vehicles (“MPVs”) typically have seating for up to eight passengers.
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
Design and Manufacturing
We sell vehicles in the SUV, passenger car, truck and LCV markets. Our SUV and CUV portfolio includes vehicles such as the Jeep Grand Wagoneer, Jeep Wagoneer S, Jeep Grand Cherokee, Jeep Meridian, Alfa Romeo Tonale, Citroën C5
Aircross, DS 3 Crossback, Maserati Grecale and Peugeot E-3008. Our passenger car product portfolio includes vehicles such as the Opel and Vauxhall Mokka, Fiat 500, Alfa Romeo Giulia, Citroën ëC3, Lancia Ypsilon, Dodge Charger and Peugeot
308, and minivans such as the Chrysler Pacifica. We sell light duty and heavy duty pickup trucks such as the Ram 1500, Ram
2500/3500, Fiat Strada, Peugeot Landtrek, Jeep Gladiator, and chassis cabs such as the Ram 3500/4500/5500. Our LCVs include vans such as the Fiat Professional Doblò, Peugeot Partner, Citroën Berlingo, Opel/Vauxhall Combo and Ram
ProMaster.
The Stellantis Production Way (“SPW”) is a set of manufacturing-related tools and principles intended to achieve best in class performance as measured by health and safety, quality, throughput, cost and environmental metrics, through empowerment of employees, enhancement of employee skill-sets, the sharing of best practices and the improved and economical use of production assets. Following the 2022 launch of SPW, Stellantis has focused on implementation and execution, as SPW tools, principles and priorities have been deployed throughout each of its manufacturing plants.
Research and Development
In alignment with its Dare Forward 2030 strategic plan targets, Stellantis’ recent research initiatives have been mainly concentrated in the areas of mobility electrification and clean energy, autonomous driving, infotainment technology, vehicle electrical and software architecture, and connectivity technologies. Significant activity has also continued with a focus to reduce overall vehicle energy demand, fuel consumption and emissions based on traditional technologies. Recent fuel consumption and emissions reduction activities have primarily focused on propulsion system technologies, including engines, transmissions, axles and drivelines, hybrid and electric propulsion and alternative fuels.
Recent Technology Initiatives
Modular Vehicle Platforms
In January 2024, Stellantis unveiled the STLA Large platform, which has a range of 800 kilometers and is available in 400 and 800-volt BEV architectures as well as multi-energy variants, including hybrid and internal combustion, allowing for increased flexibility in a wide range of vehicle applications. Global production of the STLA Large began in 2024 and is expected to launch across eight vehicles through 2026. STLA Large is designed to host mid-size to full-size vehicles.
In November 2024, Stellantis unveiled the STLA Frame platform, designed for full-size, body-on-frame trucks and
SUVs, and able to support internal combustion, hybrid, hydrogen, BEV and REEV technologies. The all-new, all-electric

Ram 1500 REV light duty pickup will be built on the STLA Frame and is expected to launch in 2026. The all-new 2025 Ram
1500 Ramcharger REEV, expected to have a range of 1,100 kilometers, will also be built on STLA Frame and production is expected to begin in 2025.
STLA Large and STLA Frame are two of the four platforms comprising Stellantis’ BEV-centric platform strategy, along with STLA Small (ultra-compact cars) and STLA Medium (compact to mid-size vehicles), which was the first platform unveiled in July 2023.
Propulsion Systems
In February 2024, Stellantis announced a significant investment in an existing plant in Szentgotthard, Hungary to increase electric drive module (“EDM”) production in Europe. EDM production in Szentgotthard is targeted to begin in late
2026. Stellantis’ electric propulsion system strategy includes three families of EDMs that combine the motor, gearbox and inverter, each designed to meet different performance needs. The EDMs can be configured for front-wheel drive, rear-wheel drive and all-wheel drive. A program of hardware upgrades and OTA software updates is expected to extend the life cycle of the propulsion systems and, therefore, the vehicles. Stellantis intends to internally develop software and controls in order to maintain characteristics unique to each brand.
In April 2024, Stellantis also announced the production launch of the next-generation eDCTs for hybrid and plug-in hybrid vehicles at its Mirafiori complex in Turin, Italy. The eDCTs produced at Mirafiori incorporate a 21-kW electric motor into a dual-clutch transmission. The motor delivers electric propulsion in low-torque scenarios, such as city driving or cruising, allowing the ICE to remain off 50 percent of the time on the urban cycle.
Battery Technology
Stellantis announced a five-year collaboration with CEA, a major French research organization, in July 2024. The collaboration targets in-house design of next-generation battery cells for BEVs with the goal of providing Stellantis with more affordable, next-generation BEV batteries with best-in-class technologies.
Connectivity
In January 2024, Stellantis announced the acquisition of the artificial intelligence framework, machine learning models and intellectual property rights and patents of CloudMade, a developer of data-driven automotive solutions. The acquisition is intended to support the mid-term development of STLA SmartCockpit, Stellantis’ initiative to deliver artificial intelligence-based applications such as navigation, voice assistance, e-commerce and payment services for use in its vehicles.
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
Property, Plant and Equipment
As of December 31, 2024, Stellantis manufacturing facilities (including passenger vehicle and light commercial vehicle assembly, propulsion systems and components plants, and excluding joint ventures), are primarily located in Enlarged
Europe (mainly in France, Germany, Italy, Spain and UK), North America (U.S., Canada and Mexico), South America
(Brazil and Argentina) and Africa (Morocco). Stellantis companies have also historically owned other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of Stellantis’ property, plant and equipment as of December 31, 2024 was €45.0 billion.
A number of Stellantis manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, were and are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2024, property, plant and equipment reported as pledged as collateral for loans amounted to approximately €0.5 billion, excluding Right-of-use assets (refer to Note 11, Property, plant and equipment, within the Consolidated Financial Statements included elsewhere in this report for additional information).
Stellantis is not aware of any environmental issues that would materially affect the utilization of fixed assets. Refer to “Industrial Environmental Control” included elsewhere in this report for additional information.
Supply of Raw Materials, Parts and Components
Stellantis purchases a variety of components (including but not exclusively, mechanical, steel, electrical, electronic and plastic components as well as castings and tires), raw materials, supplies, utilities, logistics and other services from numerous suppliers. The purchase of raw materials, parts and components has historically accounted for a substantial majority of our total Cost of revenues. The raw materials purchased include, but are not limited to, steel, rubber, aluminum, resin, copper, lead, rare earths, precious metals (including platinum, palladium and rhodium) and battery materials (including lithium, manganese, nickel, graphite and cobalt).
The Company’s focus on quality improvement, cost reduction, sustainability, and product innovation and flexibility require the Company to rely upon suppliers who share this focus and have the capability to provide cost reductions. Stellantis has valued relationships with suppliers, and has worked to establish closer ties with a significantly reduced number of suppliers by selecting those with a leading position in the relevant markets.
In addition, within purchasing and supply quality, a specific raw materials organization was set up in 2023 to increase Stellantis’ control of raw material supply. Through this organization, several partnerships were established prior to
2024 relating to the supply of nickel, lithium hydroxide, lithium carbonate, manganese and copper. In 2024, additional partnerships were established to secure the supply of rare earth, synthetic graphite anode and natural graphite anode materials.
For a discussion of Stellantis’ risks relating to raw materials, parts and components, refer to “Risk Factors - We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.” included elsewhere in this report for additional information. In order to mitigate these risks, Stellantis works proactively with suppliers to identify material and part shortages and take steps to mitigate their impact by deploying additional personnel, accessing alternative sources of supply and managing its production schedules. Stellantis also continues to refine processes to identify emerging capacity constraints in the supplier tiers given the ramp up in manufacturing volumes to meet volume targets. In addition, Stellantis continuously monitors supplier performance according to key metrics such as part quality, delivery, performance, financial solvency and sustainability.

Employees
At December 31, 2024, Stellantis had a total of 248,243 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries), a 3.9 percent decrease from December 31, 2023, and a 8.9 percent decrease from
December 31, 2022. The following table provides a breakdown of employees as of December 31, 2024, 2023 and 2022 by geographical area.

	At December 31,
	2024	2023	2022
North America	75,554	81,341	88,835
Enlarged Europe	126,242	135,211	142,681
Middle East & Africa	7,874	6,101	5,311
South America	32,612	28,928	28,968
China and India & Asia Pacific	5,961	6,694	6,572
Total	248,243	258,275	272,367
Stellantis employees are free to join trade unions, provided they do so in accordance with local laws and the rules of the related trade union. Local collective agreements are led by the regions and/or countries which take the global Company polices into account and reflect local particularities. As of December 31, 2024, approximately 85 percent of our employees were covered by collective bargaining agreements.
An active dialogue was maintained in 2024 with various employee representation bodies existing at the national or transnational level. This is represented in Enlarged Europe through the European Works Councils of former PSA, Fiat and
Opel and Vauxhall, in North America through the union, the International Union, United Automobile, Aerospace and
Agricultural Implement Workers of America (“UAW”) and in Canada through the union, Unifor.
Trade Unions and Collective Bargaining
Stellantis’ social relations strategy is based on six commitments:
•Stellantis supports the principles of the United Nations Universal Declaration of Human Rights and the
provision of a decent equitable work environment. We work towards providing competitive and living wages;
•Stellantis is committed to compliance with all applicable labor laws and regulations and aims to apply best practices in human resources management;
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
Stellantis is committed to a strategy for collective agreements through innovative solutions to balance social challenges while allowing the Company to remain competitive.

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
For a discussion of our shipments, refer to “Financial Overview—Shipment Information” included elsewhere in this report for additional information. Figures in the tables in this section may not add due to rounding. Additionally, prior period figures have been updated to reflect current information provided by third party industry sources.
The following table shows Stellantis’ new vehicle sales by geographic market for the periods presented:

	Years ended December 31,
	2024	2023	2022
	(millions of units)
North America	1.5	1.8	1.8
Enlarged Europe	2.6	2.7	2.6
Middle East & Africa	0.5	0.6	0.4
South America	0.9	0.9	0.8
China and India & Asia Pacific	0.1	0.2	0.2
Total Regions	5.7	6.1	5.8
Maserati	0.01	0.03	0.02
Total Worldwide	5.7	6.2	5.8
________________________________________________________________________________________________________________________________________________
- Maserati excluded from volumes and market share of the regions
- Leapmotor excluded from volumes and market share of the regions
- Without Banned Countries: Belarus, Cuba, Iran, Russia, Sudan, Syria
North America
North America Sales and Competition
The following table presents Stellantis’ vehicle sales and estimated market share in the North America segment for the periods presented:

	Years ended December 31,
	2024(1)		2023(1)		2022(1)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
U.S.	1,304	8.0%	1,527	9.6%	1,547	10.9%
Canada	130	7.2%	158	9.5%	169	11.4%
Mexico	94	6.0%	97	6.8%	74	6.6%
Total	1,527	7.8%	1,782	9.4%	1,791	10.7%
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
Maserati excluded from volumes and market share
Leapmotor excluded from volumes and market share of the region

The following table summarizes new vehicle market share information and our principal competitors in the U.S., our largest market in the North America segment:

	Years ended December 31,
U.S.	2024	2023	2022
Automaker	Percentage of industry
GM	16.6%	16.3%	16.1%
Toyota	14.3%	14.2%	14.9%
Ford	12.8%	12.5%	13.2%
Hyundai/Kia	10.5%	10.4%	10.4%
Honda	8.7%	8.2%	7.0%
Stellantis(1)	8.0%	9.6%	10.9%
Nissan	5.7%	5.7%	5.2%
Other	23.4%	23.1%	22.4%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Excluding Maserati
Leapmotor excluded from volumes and market share of the region
Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers
Automotive consultants, Mexico - INEGI (Government National Institute) and U.S. - Ward's Automotive
U.S. industry sales, including medium and heavy-duty vehicles, in addition to commercial vehicles, were up approximately 387 thousand units in 2024 from 15.9 million units in 2023. Industry sales were up 2.4 percent over 2023 calendar year.
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
Sales in the U.S. were down 15 percent from 2023 primarily due to temporary gaps in our product offering as a result of the transition to new generation products. Stellantis takes three of the top five spots among best-selling plug-in hybrids in the U.S. Jeep brand leads the way with the Jeep Wrangler 4xe retaining America's best-selling plug-in hybrid vehicle crown; the Grand Cherokee 4xe is No. 3; and the Chrysler Pacifica Hybrid claims No. 4 spot. The U.S. ended the year with inventory at a two-year record low well positioning itself for 2025. Jeep Compass sales increased 16 percent year over year. Dodge Hornet’s total year sales increased 120 percent year over year.
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
North America Dealer and Customer Financing
In November 2021, Stellantis acquired First Investors Financial Services Group, now known as Stellantis Financial
Services U.S. Corp (“SFS U.S.”). SFS U.S. provides U.S. customers and dealers with a complete range of financing options, including retail loans, leases, and floorplan financing. However, while SFS U.S. grows, Stellantis also utilizes independent financial service providers, including Santander Consumer USA Inc. (“SCUSA”) to complement its financing offer to dealers and retail customers in the U.S. In February 2013, FCA entered into a private label financing agreement with SCUSA (the
“SCUSA Agreement”), under which SCUSA will continue to provide a wide range of wholesale and retail financial services to dealers and retail customers in the U.S., under the Chrysler Capital brand name. In April 2022, the SCUSA Agreement was amended and extended through 2025, allowing SCUSA to serve a complementary role to SFS U.S. Under the SCUSA

Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing subvention programs.
As of December 31, 2024, SFS U.S. provided wholesale (i.e. floorplan and others) lines of credit to 155 dealers representing approximately 6 percent of the Stellantis network in the U.S. with SCUSA and Ally Financial Inc. (“Ally”)
providing wholesale funding to, approximately, an additional 9 percent and 28 percent respectively. In 2024, approximately
78 percent of the retail vehicles sold to U.S. retail customers were financed or leased; of those financed or leased retail sales,
SCUSA, Ally, and SFS U.S. (third full year of operations) market share represented 12 percent, 10 percent, and 24 percent respectively.
In Canada, our customers are served by cooperation agreements with main local banks providing retail financing and leasing.
In Mexico, we have a private label agreement with Banco Inbursa Group in order to provide dealer and retail customer financing programs for all brands.
Enlarged Europe
Enlarged Europe Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the Enlarged Europe segment for the periods presented:

	Years ended December 31,
	2024		2023		2022
Enlarged Europe(1)	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
France	599	28.5%	634	29.4%	620	33.1%
Italy	531	30.2%	591	33.5%	535	36.3%
Germany	416	13.4%	389	12.5%	371	12.9%
UK	299	12.9%	313	13.9%	268	14.1%
Spain	208	17.6%	221	20.2%	214	22.9%
Other	502	11.1%	546	12.5%	545	14.1%
Europe(2)	2,555	17.0%	2,695	18.3%	2,553	19.7%
Other Europe(3)	21	2.8%	18	2.4%	16	3.0%
Total	2,577	16.4%	2,713	17.5%	2,569	19.1%
________________________________________________________________________________________________________________________________________________
(1) Banned Countries: Belarus, Russia
(2) EU30 = EU27 (excluding Malta), Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence
Nationale des Titres Sécurisés (“ANTS”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”) and ANFAC Spain) and internal information
(3) Other Europe = Eurasia (Armenia, Azerbaijan, Georgia, Kazakhstan, Moldova, Uzbekistan) and other Europe (Albania, Bosnia, Kosovo, Malta, Montenegro, North
Macedonia, Serbia and Ukraine)
Maserati excluded from volumes and market share of the region
Leapmotor excluded from volumes and market share of the region

The following table summarizes new vehicle market share information and our principal competitors in Europe, our largest market in the Enlarged Europe segment:

	Years ended December 31,
Europe 30(1)	2024	2023	2022
Automaker	Percentage of industry
Volkswagen	24.3%	24.0%	23.0%
Stellantis(2)	17.0%	18.3%	19.7%
Renault	10.7%	10.5%	10.1%
Toyota	7.4%	6.7%	6.8%
Hyundai/Kia	7.1%	7.5%	8.2%
Mercedes-Benz	6.2%	6.2%	6.5%
BMW	6.2%	6.2%	6.3%
Ford	5.5%	5.9%	6.5%
Other	15.6%	14.7%	12.8%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Europe 30 = 27 members of the European Union excluding Malta and including Iceland, Norway, Switzerland and UK
(2) Excluding Maserati
Leapmotor excluded from volumes and market share of the region
Estimated market share information is derived from third-party industry sources (e.g., ANTS, MIMS and ANFAC Spain) and internal information
In 2024, the EU30 automotive market recorded results broadly in line with the previous year with new vehicle registrations at 14,989,469 resulting in a slight growth of 1.7 percent compared to 2023. Demand for electric cars fell by about 2 percent compared to the previous year.
In the EU30 PC and CV markets, Stellantis confirmed its second place with a market share of 17 percent, launching several new models in 2024 and over 50 international awards received by its brands. Sales increased in four of the G10 countries, Stellantis confirmed its first place in France, Italy and Portugal and is in second place in Germany, Spain, United
Kingdom, Austria, Belgium, Luxembourg and the Netherlands.
In the EU30 CV market, Stellantis Pro One confirmed its overall leadership with a share of 29.1 percent and first place in fifteen countries. Total sales also increased by 2.2 percent compared to 2023. Our growing performance in the BEV market resulted in a share of 31.5 percent with Peugeot as the number 1 electric brand at 14.6 percent.
Stellantis’ performance is supported by iconic models such as the Peugeot 208 which is amongst the top five best sellers in the EU30, while in France we boast four models among the top 10 in the PC market. In Germany, the Opel Corsa is the best-selling small car in 2024, while in Italy the Fiat Panda is the best-selling car in the overall market and the Jeep
Avenger is the best-selling SUV of the year.
In the BEV market, despite the general decline in demand for electric vehicles, Stellantis firmly maintained its position among European manufacturers with a 12 percent share. In the A-segment, the Fiat 500e is number 1 in Europe, while in the B-segment Stellantis has five models among the top 10 best sellers. There have been noteworthy achievements in key European markets: in France, Stellantis is overall number 1 for the second year in a row in the BEV market, while the
Fiat 500e, Peugeot E-208, and Peugeot E-2008 are leaders in their respective segments.
Enlarged Europe Distribution
In Europe, we sell and service our vehicles through our own dealers (located in most European markets), independent dealers, retailers, and authorized workshops. In other markets and segments where we do not have a substantial presence, we have agreements with general distributors.
In 2023, Stellantis and its European dealers signed over 8,000 sales and 25,000 aftersales contracts in ten key
European countries. Their shared objectives include simplification, a multi-brand approach, customer-centricity, and quality assurance. Stellantis initially adopted the new retailer model in Austria, Belgium, Luxembourg, and the Netherlands in
September 2023, and has been working to further enhance the model in these early adopter countries, allowing its network sufficient time to adapt in a competitive landscape with new entrants. After one year of implementation, the model has shown a 26 percent year-over-year increase in total orders. The business model remains in a pilot phase and will be rolled out more broadly once we achieve full satisfaction with market share, processes, information, communication and technology (“ICT”), and other key performance indicators.
During 2024, Stellantis began distributing Leapmotor vehicles in Europe through the Stellantis led joint venture
Leapmotor International and has been introduced in more than 400 dealerships already representing our existing brands.
Stellantis continues to work closely with its dealer network, emphasizing their partnership to address the challenges of the automotive industry, including the electrification.
Enlarged Europe Dealer and Customer Financing
Since 2023, the Stellantis leasing and financing activities in Europe have been structured through the following partnerships:
(i) Leasys, a 50 percent held joint venture with Crédit Agricole Consumer Finance S.A. (“CACF”) dedicated to pan-
European multi-brand long-term operational leasing activities;
(ii) A partnership between Stellantis Financial Services Europe (“SFSE”), and BNP Paribas Personal Finance
(“BNPP PF”) related to financing activities carried-out through approximately a 50 percent interest in a joint-
venture operating in Germany, Austria and the UK; and
(iii) A partnership between SFSE and Group Santander Consumer Finance (“SCF”) related to financing activities carried out through 50 percent held joint-ventures in France, Italy, Spain, Belgium, Poland, the Netherlands and
through a commercial agreement with SCF in Portugal.
The partnerships with BNPP and SCF cover all Stellantis brands and the Leapmotor brand.

Middle East & Africa (“MEA”)
Middle East & Africa Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the Middle East & Africa segment for the periods presented:

	Years ended December 31,
	2024		2023		2022
Middle East & Africa	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Turkey	343	27.7%	419	34.0%	250	31.9%
Algeria	67	65.2%	56	86.5%	14	53.5%
Morocco	35	19.9%	33	20.7%	34	20.8%
Gulf(1)	30	2.0%	33	2.4%	26	2.3%
Overseas France(2)	19	28.5%	21	28.8%	24	33.8%
Israel Zone(3)	14	5.2%	21	7.4%	22	8.0%
Egypt	6	7.1%	8	10.8%	17	16.3%
Other(4)	24	2.6%	23	2.6%	27	3.0%
Total	538	12.4%	614	14.8%	415	11.9%
____________________________________________________________________________________________________
(1) Includes: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
(2) Includes: French Guiana, Mayotte, Reunion, Martinique and Guadeloupe
(3) Includes: Israel and Palestine
(4) Without banned countries: Iran, Sudan and Syria
Leapmotor excluded from volumes and market share of the region
Estimated market share information is derived from third-party industry sources of MEA countries (e.g., AMIC (Egypt), ODD (Turkey), AMBG (Saudia Arabia, Qatar, United
Arab Emirates, Yemen), AIVAM (Morocco)) and internal information
Maserati excluded from volumes and market share of the region
In 2024, the total industry volume of Middle East & Africa increased by 4.4 percent, with growth in all markets except Overseas France and South Africa. Sales decreased by 12.4 percent with 76 thousand less deliveries.
Overall market share of the region reached 12.4 percent, down by 240 basis points compared to 2023.
The decrease was primarily due to negative performance of sales and market share in Turkey and Israel.
Additionally in Algeria, although our sales increased, our market share decreased from 86.5 percent in 2023 to 65.2 percent in 2024.
CV sales decreased by 0.9 percent, down to 180 thousand units, or 21.4 percent market share. Stellantis achieved number one position in the LCV markets in the fourth quarter of 2024.

The following table summarizes new vehicle market share information and our principal competitors in the Middle
East & Africa:

	Years ended December 31,
G6(1) Middle East & Africa	2024	2023	2022
Automaker	Percentage of industry
Toyota	17.5%	18.0%	20.3%
Stellantis(2)	13.5%	16.8%	14.8%
Hyundai/Kia	13.1%	13.3%	13.9%
Volkswagen	8.2%	7.7%	6.8%
Renault	8.2%	8.6%	9.3%
Ford	5.5%	5.2%	4.7%
Nissan	5.2%	4.9%	5.0%
Mercedes-Benz	1.6%	1.4%	1.4%
BMW	1.2%	1.1%	1.1%
Other	26.0%	22.9%	22.7%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) G6: Turkey, Morocco, Israel zone, Gulf, Overseas France and Egypt
Israel Zone: Israel and Palestine
Gulf: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
Overseas France: French Guiana, Mayotte, Reunion, Martinica and Guadeloupe
(2) Excluding Maserati
Leapmotor excluded from volumes and market share of the region
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
In Morocco, following the acquisition of Sopriam, (refer to Note 3, Scope of consolidation, within the Consolidated
Financial Statements included elsewhere in this report for additional information), the national sales company is in charge of distributing Alfa Romeo, Citroën, DS, FIAT, Jeep and Peugeot. Opel is managed by a local importer. In South Africa we also operate through a national sales company that distributes Peugeot, Citroën, Opel, FIAT, Jeep and Alfa Romeo. In Algeria, a
national sales company is in charge of distributing FIAT, while Opel is managed by local importer. In all other markets of the region, we distribute through agreements with local general distributors, with the regional offices of Stellantis located in
Cairo and Dubai coordinating operations in Egypt and Middle East.
Middle East & Africa Dealer and Customer Financing
In Turkey, our activities related to the former FCA brands (mainly connected to retail financing) are carried out through a 100 percent owned subsidiary of our joint venture, Tofas, that provides financial services and insurance products mainly to retail customers, while the activities related to the former PSA brands are carried out by a subsidiary of SFSE in cooperation with a TEB Finansman AS, with Garanti Bank, Yapi Kredi and different insurance providers.
Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in South Africa, Morocco and Algeria. A binding agreement has been signed in Morocco for the acquisition of 80 percent of a financial services company currently operating in the country. The closing is subject to customary conditions.

South America
South America Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the South America segment for the periods presented:

	Years ended December 31,
	2024(1)		2023(1)		2022(1)
South America	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
Brazil	734	29.4%	687	31.4%	647	32.9%
Argentina	116	29.7%	120	28.2%	117	30.7%
Other South America	66	5.9%	72	6.4%	80	6.2%
Total	916	22.9%	879	23.5%	844	23.2%
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
Maserati excluded from volumes and market share
Banned Country: Cuba
Leapmotor excluded from volumes and market share of the region
The following table summarizes new vehicle market share information and our principal competitors in Brazil, our largest market in the South America segment:

Brazil	Years ended December 31,
	2024(1)	2023(1)	2022(1)
Automaker	Percentage of industry
Stellantis(2)	29.4%	31.4%	32.9%
Volkswagen	16.6%	16.4%	14.3%
GM	12.6%	15.0%	14.8%
Ford	1.9%	1.3%	1.1%
Other	39.4%	35.9%	37.0%
Total	100%	100%	100%
________________________________________________________________________________________________________________________________________________
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use data provided by ANFAVEA (Associação Nacional dos
Fabricantes de Veículos Automotores)
(2) Excluding Maserati
Leapmotor excluded from volumes and market share of the region
Automotive industry volumes within the countries in the South America segment increased by 7 percent to 4 million units in 2024, which was primarily driven by Brazilian market growth of 14 percent, mainly due to improved credit conditions. The Argentinian market, on the other hand, recorded an 8.1 percent decline in sales volume in 2024.
Stellantis’ maintained its market share leadership in South America even with the decrease of 0.6 percent from 23.5 percent in 2023 to 22.9 percent in 2024, as well as in Brazil and Argentina markets with 29.4 percent and 29.7 percent, respectively. FIAT is the brand leader in the region, maintaining its leadership position with a 14.5 percent market share in both 2023 and 2024. FIAT also led the pickup truck market in Brazil, with the Fiat Strada, Toro, and Titano, launched earlier this year (together represent an aggregate of 43.1 percent market share in the segment). Jeep achieved 4.9 percent of the total industry sales in Brazil with 12.9 percent market share in the SUV segment.

South America Distribution
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
In Argentina, we have a 100 percent owned captive finance company, FCA Compañia Financiera S.A. (“FCA CF”)
that offers dealer and retail customer financing for the former FCA brands. In December 2024, Fidis S.p.A signed an agreement with Banco BBVA Argentina S.A. (“BBVA”) for the disposal of 50 percent of FCA CF. This transaction is subject to regulatory approvals and other customary closing conditions.
In addition, we have a 50 percent owned joint venture, PSA Finance Argentina Compañia Financiera S.A., that offers dealer and retail customer financing and leasing services for the former PSA brands (with BBVA owning the other 50 percent).
In Brazil, we have three 100 percent owned captive finance companies that offers dealer and retail customer financing and rental services with Banco Stellantis S.A. mainly focusing on dealer financing, Stellantis Financiamentos
Sociedade de Credito, Financiamento e Investimento S.A. on retail financing and Stellantis Locadora de Automoveis Ltda on rental services.
China and India & Asia Pacific
China and India & Asia Pacific Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the China and India & Asia Pacific segment:

	Years ended December 31,
	2024(1)(5)		2023(1)(5)		2022(1)(5)
China and India & Asia Pacific	Sales	Market Share	Sales	Market Share	Sales	Market Share
	Thousands of units (except percentages)
China(2)*	48	0.2%	69	0.3%	94	0.4%
Japan	25	0.7%	33	0.8%	34	1.0%
India(3)	12	0.3%	17	0.4%	20	0.5%
Australia	11	0.9%	18	1.5%	18	1.7%
Asean & General Distributors (“AGD”)(4)	11	0.3%	12	0.3%	20	0.6%
South Korea	4	0.2%	7	0.4%	9	0.6%
New Zealand	1	1.2%	3	1.8%	3	2.1%
China and India & Asia Pacific major Markets	112	0.3%	157	0.4%	198	0.6%
Other China and India & Asia Pacific	1	—%	2	—%	1	—%
Total	113	0.3%	159	0.4%	199	0.5%
________________________________________________________________________________________________________________________________________________
* Includes Hong Kong and Taiwan
(1) Estimated market share information is derived from third-party industry sources of China & Asia Pacific countries (e.g. CADA and CPCA (China PC Domestic), CATARC
(China PC Import), FCAI (Australia), SIAM (India PC), JADA and JAIA (Japan), MIA (New Zealand), IHS (Thailand), MAA (Malaysia)) and internal information
(2) Data include vehicles sold by our joint ventures in China for Stellantis brands
(3) India market share is based on wholesale volumes
(4) AGD includes Bangladesh, Brunei, Cambodia, French Polynesia, Indonesia, Laos, Malaysia, Myanmar, Nepal, New Caledonia, Philippines, Singapore, Sri Lanka, Thailand
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
Maserati excluded from volumes and market share
Leapmotor excluded from volumes and market share of the region
In 2024, 23.9 million vehicles were sold in China, which represents a 4.7 percent year-over-year increase. The automotive industry grew by 4.8 percent in India due to new model launches from local OEMs lifting the market, dropped 6.7 percent in Japan due to local OEM regulatory issues, 2 percent increase in Australia coming from a strong sales increase in hybrid models, decreased 4.4 percent in South Korea due to sales decline from local brands and New Zealand decreased by
13.9 percent due to the withdrawal of government incentives. The automotive industry in AGD experienced a sales decrease of 5.6 percent due to economic slowdown in key markets during the year.
We sell a range of vehicles in the China and India & Asia Pacific segment, including small and compact cars, premium mid-size cars, UVs and light CVs. Although our smallest segment by vehicle sales, the China and India & Asia
Pacific segment represents a significant growth opportunity and we are invested in building relationships with key partners in
India to increase our manufacturing footprint and presence in the region. In the China and India & Asia Pacific segment we also distribute vehicles that are manufactured in the U.S. and Europe through our dealers and distributors.
China and India & Asia Pacific Distribution
In the key markets in the China and India & Asia Pacific segment (China, Australia, India, Japan, South Korea and
AGD), Stellantis vehicles are sold by our 100 percent owned subsidiaries or through DPCA to local independent dealers.
Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”) markets the vehicles produced by DPCA under various license agreements in China, and a Stellantis fully-owned national sales company in China operates and manages the import vehicles’ sales in China (except Maserati). We also operate through national sales companies in Australia, Japan, India,
Malaysia and South Korea. In AGD and smaller markets, we have agreements with general distributors.
China and India & Asia Pacific Dealer and Customer Financing
In China, we operate 100 percent owned finance and lease companies, Stellantis Automotive Finance Co., Ltd and, since April 2023, following the finalization of an equity transfer agreement with Dongfeng, Stellantis Leasing Services Co
Ltd. These entities allow us to support our sales activities in China offering to our dealer networks and retail and commercial customers, a full range of wholesale and retail financing as well as financial and operational leasing products. Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in
India, South Korea, Australia and Japan.
Maserati
The following table shows the distribution of Maserati sales by geographic regions and as a percentage of total sales for each of the years ended December 31, 2024, 2023 and 2022:

	2024 Sales	As a percentage of 2024 sales	2023 Sales	As a percentage of 2023 sales	2022 Sales	As a percentage of 2022 sales
U.S./Mexico	4,807	32.6%	7,907	29.6%	6,945	29.7%
Europe top 4(1)	3,733	25.4%	6,035	22.6%	5,442	23.3%
China	1,209	8.2%	4,367	16.4%	4,680	20.0%
Japan	1,102	7.5%	1,729	6.5%	1,238	5.3%
Other countries	3,874	26.3%	6,651	24.9%	5,099	21.8%
Total	14,725	100.0%	26,689	100.0%	23,404	100.0%
________________________________________________________________________________________________________________________________________________
(1) Italy, United Kingdom, Germany and Switzerland
China includes Hong Kong
U.S. includes Mexico and Puerto Rico
In 2024, a total of 14.7 thousand Maserati vehicles were sold, a decrease of 12 thousand units compared to 2023.
This result is mainly influenced by lower Grecale volumes, reduced appetite for western OEM luxury products in China, the impact of a reduction in the portfolio, as three nameplates ended production at the end of 2023, and the impact of inventory reduction initiatives.
In Europe, depending on the country, access to dealer and customer financing for Maserati vehicles are either through joint ventures with BNPP PF or with SCF. In China, our 100 percent owned captive finance companies, Stellantis
Automotive Finance Co. Ltd and Stellantis Leasing Services Co Ltd. provide dealer and retail financing and financial and operational leasing products. In the U.S., JPMorgan Chase Bank is the main financial services provider to retail customers, complemented also by SFS U.S. In other regions, we rely on local agreements with financial services providers for the financing of Maserati brand vehicles to dealers and end customers.
Cyclical Nature of the Business
As is typical in the automotive industry, Stellantis’ vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result could vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence is low. Moreover, increases in inflation may lead to subsequent increases in the cost of borrowing and availability of affordable credit for vehicle financing, which may further influence retail consumers to delay the purchase of a new vehicle. In addition, Stellantis’ vehicle production volumes and related revenues could vary from month to month, sometimes due to plant shutdowns, which could occur for several reasons including raw material or component unavailability, production changes from one model year to the next and actions to balance vehicle supply and demand fluctuations and also to adjust dealer stock levels appropriately. Plant shutdowns, whether associated with model year changeovers or other factors such as temporary supplier interruptions, could have a negative impact on Stellantis’ revenues and working capital as Stellantis continues to pay suppliers under established terms while Stellantis would not receive proceeds from vehicle sales. Refer to “Liquidity and Capital Resources—Liquidity
Overview” included elsewhere in this report for additional information.
Legal Proceedings
Takata Airbag Inflators
Putative class action lawsuits were filed in March 2018 against FCA US, a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida.
In November 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in
Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. Plaintiffs’ appeal of the grant of summary judgement was dismissed by the Court for lack of jurisdiction. In
May 2024, the Court entered an order to allow FCA US’s renewed motions for summary judgment to address the remaining amended claims.
In June 2023, the Court entered an order preliminarily granting class certification for the amended complaint. In July
2023, the Court revisited its class certification order and further narrowed the classes based on a recent Court of Appeals decision. FCA US’ appeal of the Court’s preliminary order was denied.
Emissions
We face class actions and individual claims alleging emissions non-compliance in several countries. Several former
FCA and PSA companies and Dutch dealers have been served with class actions in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain vehicles equipped with diesel engines. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, and are subject to a securities class action in the Netherlands, alleging misrepresentations by FCA. Class actions alleging emissions non-compliance has also been filed and are on-going in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 4,000 pending individual consumer claims alleging emissions non-compliance in Germany and approximately 60 individual consumer cases in Austria relating to former
FCA vehicles.

The results of the private litigation matters described above cannot be predicted at this time and may lead to damage awards which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations.
General Motors
In November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the
U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to The International Union, United Automobile,
Aerospace and Agricultural Implement UAW officials that corrupted the bargaining process with the UAW and as a result
FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and
FCA N.V. The court dismissed GM’s lawsuit with prejudice and the U.S. Court of Appeals for the Sixth Circuit subsequently affirmed the dismissal of GM’s complaint. In April 2023, the U.S. Supreme Court declined to grant review of the Sixth
Circuit’s decision, which finally resolved the federal court case.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis
N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. In October 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and in
December 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint in December 2021. In May 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. In July 2022, the court granted Stellantis N.V.’s motion for summary disposition, but in November 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. The case is currently stayed while the Michigan Court of Appeals considers certain trial court rulings regarding privilege.
2024 Financial Guidance
In August 2024, a putative securities class action complaint was filed in the U.S. District Court of the Southern
District of New York against Stellantis N.V. and certain of its former officers, alleging that the defendants made material misstatements relating to the Company’s 2024 financial guidance.
Government Inquiries
Emissions
We are subject to criminal and civil governmental investigations alleging emissions non-compliance in certain
European jurisdictions and we continue to cooperate with these investigations.
As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles
Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA
Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in aggregate, material to the Company. Civil parties have joined the prosecutor’s case and may seek further compensation.
In May 2023, the German authority, Kraftfahrt-Bundesamt (“KBA”) notified Stellantis of its investigation of certain
Opel Euro 5, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, Fiat and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. In January 2024, the KBA advised that the Opel vehicles, equipped with Euro 5 engines, are non-compliant. At the KBA’s request, during the first half of 2024, Opel submitted a plan to bring the vehicles into compliance. In July 2024, Opel received a formal decision of non-compliance from the KBA regarding its vehicles equipped with Euro 5 diesel engines. Although we objected to this formal decision, we continue to cooperate with the KBA inquiries and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
In December 2019, the Italian Ministry of Transport (“MIT”) notified FCA Italy of communications with the Dutch
Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA Italy. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the European Commission (“EC”) and other member states. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA Italy proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented without further concerns being raised by RDW.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and
Maserati and at the German office of Maserati Deutschland. At the Public Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. We continue to participate in discussions with the Public
Prosecutor of Frankfurt to resolve this matter regarding former FCA vehicles and, based on the status of those discussions, we have recognized a provision in an amount that is not material to the Company.
In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat Ducato Euro 5 and Euro 6 vehicles based on tests performed at the EC’s request. We are cooperating with the MIT in its substantive responses to EC.
End of Life Vehicles
In March 2022, the EC and the UK Competition and Markets Authority (the “CMA”) conducted unannounced inspections at the premises of Opel and several other companies and associations active in the European automotive sector.
These inspections, as well as contemporaneous and subsequent information requests received from the EC and CMA, relate to potential collusion in the collection, treatment, and recovery of end-of-life vehicles and whether such activity may have violated relevant competition laws. We continue to cooperate with these investigations.

Environmental and Other Regulatory Matters
At Stellantis, we engineer, manufacture and sell our products and offer our services around the world, subject to regulatory requirements applicable to our products that relate to vehicle emissions, fuel economy, emission control software calibration and on-board diagnostics and vehicle safety, as well as those applicable to our manufacturing facilities that relate to stack emissions, the management of waste, water and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and the propulsion systems that power them must also comply with extensive regional, national and local laws and regulations (including those that regulate end-of-life vehicles (“ELVs”) and the chemical content of our parts).
Compliance with the range of regulatory requirements affecting our facilities and products involves significant costs and risks. We consistently monitor the relevant global regulatory requirements affecting our facilities and products and adjust our operations and processes as we seek to remain in compliance although, in certain exceptional circumstances, we may from time to time fail to meet a particular regulatory requirement. For a discussion of the environmental and other regulatory-
related risks we face, refer to “Risk Factors-Risks Related to the Legal and Regulatory Environment in which We Operate.”
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
These requirements become more challenging each year, especially in light of increased scrutiny of emission control systems for internal combustion engines, and we expect these emissions and requirements will continue to become even more stringent worldwide.
North America Region
The U.S. Environmental Protection Agency (“EPA”) has established federal Tier 4 emissions standards and CARB has adopted Low Emission Vehicle (“LEV”) IV emission standards. EPA and CARB both review manufacturers’ emission control software design as part of their emission certification evaluation, whereas EPA has delegated the administration of
OBD software requirements to CARB.
In addition to its LEV III emissions standards, CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California qualify as zero emission vehicles (“ZEV”), such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. Advanced Clear Car II Regulations (“ACC II”) requires that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year. Other states have adopted or are in the process of adopting CARB standards. Similarly, Quebec has amended its light-duty regulations to require that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year.
EPA and CARB have also set heavy-duty vehicle criteria emissions standards. CARB’s Omnibus Low NOx regulation took effect for 2024 model year and reflects a 75 percent reduction in NMOG+NOx from prior levels, with a further reduction in 2027 model year. EPA’s Clean Trucks Program will take effect in 2027 model year and is similar in stringency to CARB’s Omnibus Low NOx regulation.
Similar to its light-duty rule, CARB regulations require medium- and heavy-duty vehicle manufacturers to sell a specified percentage of ZEVs. The Advanced Clean Trucks regulation has annually increasing ZEV sales requirements for medium- and heavy-duty manufacturers which increase to 100 percent battery electric or fuel cell electric vehicles in 2036 model year.

Enlarged Europe Region
In Europe, emissions are regulated by the European Union (“EU”) and the United Nations Economic Commission
for Europe. EU Member States can provide tax incentives/contributions for the purchase of vehicles that are rated as ZEVs or for vehicles that meet emission standards earlier than the compliance date. Vehicles must meet emission requirements and receive specific approval from an appropriate Member State authority before they can be sold in any EU member state, and these regulatory requirements include random testing of newly assembled vehicles and market surveillance testing of vehicles in the field for emission compliance.
Euro 6 emission levels are currently in effect for all passenger cars and light commercial vehicles which required additional technologies and increased the cost of diesel engines compared to prior Euro 5 standards. These technologies have put additional cost pressure on the already challenging European market for small and mid-size diesel-powered vehicles.
Further requirements of Euro 6 have been developed by the EU and are effective for all new passenger cars and light commercial vehicles. In addition to the Worldwide Harmonized Light Vehicle Test Procedure (“WLTP”), real driving emissions (“RDE”) test procedures assess the regulated emissions of light duty vehicles under real driving conditions. Test requirements related to RDE, as well as requirements relating to On-board Fuel and/or Energy Consumption Monitoring
Device for Fuel Consumption Monitoring, are in effect for all new passenger cars and light commercial vehicles.
A new Euro 7 regulation was published in May 2024 and some portions of the new regulation will apply beginning in late 2026.
The primary new requirements of the new Euro 7 regulation will be the introduction of limits for particles emitted by brakes and tire abrasion, as well as stringent battery durability requirements.
For a discussion of emissions-related inquiries from relevant governmental agencies in the EU, refer to Note 27,
Guarantees granted, commitments and contingent liabilities, within the Consolidated Financial Statements included elsewhere in this report for additional information. Refer also to “Risk Factors-Risks Related to the Legal and Regulatory
Environment in which We Operate” included elsewhere in this report for additional information.
South America Region
Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow
European procedures, standards and OBD requirements. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment. The environmental phase of regulations (PROCONVE L7), which went into effect in 2022 and ended on
2024, set new tailpipe, evaporative and noise, vibration and harshness limits, and new OBD and RDE requirements. Under the current phase of regulations (PROCONVE L8), which went into effect in January 2025 with new requirements, the
Company has fleet target limits (U.S. BIN methodology) and RDE compliance factors, increasing in stringency from 2025 to
2031. Argentina has implemented regulations that mirror the EU Euro 5 standards. In Chile, Euro 6b standards are in force until September 30, 2025, at which time Euro 6c will become effective.
China and India & Asia Pacific Region
China 6 standards were released in 2016 and were applied nationwide, beginning in January 2021 with China 6a thresholds and China 6b thresholds in July 2023. China 6a and 6b have more stringent tailpipe emissions thresholds than
Euro 6, implement OBD requirements similar to U.S. OBD II and evaporative emission control requirements, and add RDE and U.S. onboard refueling vapor recovery requirements. Beginning July 2023, a more stringent RDE conformity factor was implemented and emission durability mileage was extended to 200,000 kilometers. A preliminary study on China 7 emissions has been initiated which, in addition to emissions pollutants, may add ammonia and brake wear particles to the regulations.
OBD requirements are also expected to be updated to accommodate the increasing market penetration of BEVs. The formal legislation process is expected to begin in 2025.
For all gasoline vehicles, including mild hybrid electric vehicles (“MHEVs”) and PHEVs, South Korea has implemented regulations that are similar to California’s LEV III regulations, and beginning in 2026 will implement regulations that are similar to LEV IV regulations, while diesel vehicles are required to meet Euro 6 emissions requirements.
Japan has adopted the UN R154, which is WLTP without highway speeds and scenarios known as the Extra High phase, for all vehicle models.

India has implemented nationwide Bharat Stage VI (“BSVI”) Emission norms (equivalent to Euro 6). Stage 2 of
BSVI norms with more stringent OBD limits, RDE and an in-use performance ratio, was implemented beginning April 2023.
Currently E5/E10 fuel is the reference fuel for BSVI, and there is a plan to change the fuel to E20 in April 2025. A proposal has also been made to change the emission test cycle from Modified Indian Driving Cycle to WLTP beginning in April 2027.
In addition, Australia is developing a revised Regulatory Impact Statement to introduce mandatory Euro 6 standards beginning in 2027. Euro 5 standards are expected to remain in force until such time.
Automotive Fuel Economy and Greenhouse Gas Emissions
North America Region
In the U.S., the National Highway Traffic Safety Administration (“NHTSA”) enforces minimum corporate average fuel economy (“CAFE") standards for fleets of new passenger cars and light-duty trucks sold in the U.S. CAFE standards apply to all domestic and imported passenger car and light-duty truck fleets and currently target fuel economy increases through model year 2031. Failure to meet NHTSA CAFE standards results in the payment of civil penalties. CAFE civil penalties are calculated by multiplying the number of vehicles by the penalty rate, which is subject to an annual inflation adjustment.
EPA has also promulgated a GHG rule under the federal Clean Air Act, the stringency of which increases year-over-
year through model year 2031.
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
Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with
California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply”
mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by
CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. To settle and resolve CARB’s regulation of automotive GHG emission reductions for model years 2021-2026 and to obtain greater certainty regarding continuing automotive GHG emission reduction and zero-emission vehicle requirements, Stellantis and CARB entered into a Settlement Agreement that sets forth GHG fleet commitments for model years 2021-2026.
For heavy duty vehicles (>8,500 pound gross vehicle weight rating), the U.S. GHG and fuel consumption standards are utility based (payload and towing) and are increasing in stringency through 2032 and 2035, respectively. Heavy-duty vehicles which exceed 14,000 pounds gross vehicle weight rating also have GHG and fuel consumption standards based on service class and usage with increasing stringency through 2032 for GHG, and 2027 for fuel consumption.
The Canadian market has adopted GHG standards derived from the U.S. government’s footprint-based structure and generally align with its technology-adoption compliance approach.
Mexico is expected to adopt a fleet average target for CO2 per kilometer, using the U.S. government’s footprint-
based regulatory structure. Starting in model year 2025, the stringency of the annual target will increase annually and will do so until model year 2027, when it will reach 85.0-116.7 grams of CO2 per kilometer. The Mexican government is also expected to provide CO2 credits for the use of efficient technologies, including electric vehicles and efficient air conditioning systems. Voluntary reporting of model years 2019 through 2024 is allowed for credit generation.
Enlarged Europe Region
WLTP is in force for all registered passenger cars and LCVs. Each automobile manufacturer must meet a specific registrations-weighted fleet average target for CO2 emissions from vehicles registered in the EU. This regulation sets an industry fleet average target of 93.6 grams of CO2 per kilometer for passenger cars from 2025. Automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-world fuel economy but may not show results in the test cycles, such as LED lighting, may gain an average credit for the manufacturer's fleet of up to seven grams of CO2 per kilometer until 2024 and up to six grams from 2025 to 2029. The EU has also adopted standards for regulating
CO2 emissions from LCVs. This regulation set an industry fleet average target of 153.9 grams of CO2 per kilometer for LCVs from 2025. Non-compliance with the fleet average targets will result in financial penalties to the manufacturer of €95 per CO2 gram over the target amount multiplied by the number of vehicles sold in the European market.
The European Regulations set CO2 emissions targets starting from 2025 and 2030 and requires a 15 percent reduction from 2021 levels in 2025 (both passenger cars and LCV), a 55 percent reduction for passenger cars and a 50 percent reduction for LCV in 2030 from 2021 levels, and a 100 percent reduction in 2035 from 2021 levels (for both passenger cars and LCV).
Other countries in Enlarged Europe region outside of the EU perimeter have introduced specific regulations aimed to reduce vehicle CO2 emissions and fuel consumption. As an example, the United Kingdom has implemented a new regulation applicable from 2024 with, in particular, new obligations for manufacturers related to ZEV market share targets increasing each year and a credit trading system.
South America Region
In Brazil, the MOVER program, which follows the same concept as ROTA 2030, proposes to establish new mandatory requirements for vehicle commercialization, including a new vehicle labeling program, commitments to achieve new minimum level of energy efficiency, structural performance and driver assistance and a commitment to achieve recyclability and recoverability rates.
The MOVER regulations for CO2 and fuel efficiency will start in 2026 and propose to incorporate two fleet categories split into: combined passenger cars and large SUV, and light commercial vehicles. Among other things, the rule rewards the improvement of energy efficiency by adopting ethanol fuel and EV technologies, and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycles.
Although there is no current mandatory greenhouse gas requirement in Argentina, in 2022 the government implemented a comparative labeling based on the European statements (NEDC cycle).
In Chile, the country’s first energy efficiency laws which include the vehicle sector, were published in 2021. The regulations defining fuel economy technical rules and targets for light duty vehicles were published in 2022 and implemented in 2024, while regulations defining rules and targets for medium-duty and heavy-duty vehicles were published in 2024 and are expected to be implemented in 2026.
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
India and certain other Asia Pacific markets have enacted fuel consumption and GHG targets. For example, from
April 2022, India began enforcing phase II CAFC targets (CO2 ~113gm/km @ 1082 kg) and there is a proposal to enforce
Phase III CAFC targets with WLTP beginning in April 2027, however, these CO2 targets have not yet been finalized.

South Korea has implemented a Phase III of CAFE/CO2 standards with more stringent targets each year through
2030. Japan has implemented a fuel economy standard that switched from vehicle weight class average to corporate average fuel economy. In Australia, although there is no mandatory GHG standard, the Federal Chamber of Automotive Industries member companies implemented a voluntary CO2 target for light vehicles. A new regulatory framework for CAFE/CO2 standards is expected to be equally or more stringent than EU new car CO2 standards.
Management of end-of-life products
In European markets, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC) (the “EU ELV Directive”), all
vehicle manufacturers are required to set up a take-back network with professional dismantling partners to collect the vehicles from their last owners or holders when such vehicles have reached the end of their lives, and recycle them to achieve a minimum re-use and recovery rate of 95 percent of the average weight vehicle.
The EU is reviewing the EU ELV Directive and the EU reusability, recyclability and recoverability directives, and a new ELV regulation is anticipated to be finalized by the end of 2025 and effective one year later. The new regulation aims to integrate the principles of eco-design and the obligations of recycled materials in new vehicles, for better management of
ELVs and better efficiency by reducing illegal export of ELVs out of the EU, increasing the quantity and quality of recycled materials, and defining a fair allocation of costs between stakeholders.
The EU also published Regulation 2023/1542 in July 2023, regarding batteries and waste batteries, with a particular focus on automotive traction batteries.
In France, in anticipation of the final EU regulation, the government published a new ELV Decree (2022/1495) in
November 2022 regulating “enlarged producer responsibility” in France and aims to reduce illegal activity, take charge of abandoned ELVs, and offer a free service for collection of ELVs from the last owners residing in France and the French overseas territories. Under the decree, each OEM must directly assume the collection and processing of the ELVs under its brands, either through an “eco-organism” (a collective non-profit system) or an “individual system” of a particular OEM, approved by the French authorities. In 2024, implementing rules defining the requirements for the eco-organisms and individual systems were established.
In Brazil the MOVER program took effect in 2024 and is based on the European ELV regulations. The program aims to promote vehicle recycling by establishing minimum requirements for vehicle recyclability, such as recycling and recovery rates, mandatory identification of recyclable parts and dismantling manuals, and implementation of potential tax incentives for exceeding the targets and removing end of life vehicles for dismantling and recycling purposes.
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
Enlarged Europe Region
Vehicles sold in Europe are subject to vehicle safety regulations and standards, primarily under the General Safety
Regulation (“GSR”), established by the EU and incorporates United Nations Economic Commission for Europe (“UNECE”)
regulations. In very limited cases, new vehicles sold in Europe may be subject to regulations and standards established by individual member states. The EU has adopted rigorous requirements, especially in the area of autonomous vehicle features, such as a driver availability monitoring system, automated lane keeping systems, and systems to replace driver’s control. The
GSR incorporates the United Nations vehicle system approval regulations and includes compulsory introduction of various active and passive safety requirements, including manufacturer’s certifications for cybersecurity features and related vehicle applications. Mandatory software updates for registered vehicles are also anticipated in the EU, pending national implementation by each Member State in accordance with registration rules. New GSR regulations also set provisions on mandatory active safety features, such as lane departure warning systems, advanced driver distraction warning, intelligent speed assistance, and advanced emergency braking.
In addition, the General Product Safety Regulation (Regulation (EU) 2023/988, “GPSR”) is a new key instrument in the EU product safety legal framework, which replaced the current General Product Safety Directive in December 2024.
South America Region
Vehicles sold in the South America region are subject to different vehicle safety regulations according to each country, generally based on UNECE standards.
Under the MOVER Program, Brazil has proposed to establish new mandatory fleet safety targets, including structural performance and driver assistance technologies such as advanced emergency braking system and lane departure warning system, with penalties for non-compliance.
China and India & Asia Pacific Region
In China, a mandatory comprehensive event data recorder regulation, which is more complex and expansive than
U.S. regulations, was implemented on new passenger vehicles beginning in 2022. A pedestrian protection regulation, similar to UN R127, will be introduced starting January 2025 for new vehicle models and January 2027 for all vehicles. New mandatory eCall requirements are also being drafted in China, Malaysia, and South Korea.
A rating system similar to the U.S. NCAPs, known as C-NCAP, employs a strict rating structure to reduce the number of five-star ratings. Moreover, the China Insurance Auto Safety Index, similar to IIHS, enforces stringent standards for passenger and pedestrian protection and technologies directed at driver assistance. Compliance with these systems and standards introduce additional obligations for safety testing and added mandated safety features, potentially incurring substantial added cost.
Industrial Environmental Control
Our operations are subject to a wide range of environmental protection laws including those laws regulating air emissions, water discharges, waste management and related environmental effects and environmental clean-up. Certain environmental statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal, or ownership of a disposal site. Under certain circumstances, these laws impose liability for related damages to natural resources.
To comply with these requirements, Stellantis utilizes environmental management system (“EMS”) on its operations, which are designed to ensure compliance with applicable regulatory requirements and reduce the environmental impact of our manufacturing activities. This program operationalizes our commitment to responsible environmental management of our manufacturing methods and processes. We have established a corporate requirement that all of our manufacturing facilities become certified under the EMS requirements set forth in the ISO 14001 standard (ISO is an international standard-setting organization). As of December 31, 2024, the majority of Stellantis manufacturing plants had an
ISO 14001 certified EMS in place.

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
For a discussion of 2023 results compared to 2022 results, see “FINANCIAL OVERVIEW - Management's
Discussion and Analysis of the Financial Condition and Results of Operations"” included in our 2023 Annual Report and
Form 20-F, as filed with the SEC on February 22, 2024, which specific discussion is incorporated herein by reference.
Trends, Uncertainties and Opportunities
The trends, uncertainties and opportunities facing Stellantis are summarized below:
Shipments and Dealer Inventories. Vehicle shipments are generally driven by expectations of consumer demand for vehicles, which is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers, as discussed further below. In the short and medium term, shipments are also affected by the level of inventories held by dealers – when dealer-owned inventories are unusually high, dealers typically decrease their orders for new vehicle shipments. For example, a significant build-up in dealer inventories, particularly in the U.S., adversely affected our shipments in 2024. Although U.S. dealer inventory levels normalized in December 2024, increased dealer-owned inventories impacted our vehicle pricing and profitability, as discussed below.
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
Tariffs and Trade Policy. There has been a recent and significant increase in activity and speculation regarding tariffs and duties between the U.S. and its trading partners, including China, Canada, Mexico and the European Union, including recent announcements by the U.S. administration of its intention to enact a variety of new tariffs, including on automobiles and steel and aluminum products. Tariffs or duties implemented between the U.S. and its trading partners or among other major economies may result in increased productions costs, higher consumer prices, reduced consumer demand and/or reduced profitability for our products. In addition, the availability of components and raw materials may be adversely affected.
Electrification. The impact of the transition to electrification on our results is complex and difficult to predict and will depend on regulatory developments, government incentives and retail consumers’ willingness and ability to purchase more expensive BEVs. Whether our investments in electric platforms will lead to attractive returns and, more generally, the degree to which electrification may have a negative impact on our margins, are each highly uncertain. In addition, the timeline of our transition to electrification and the duration of the impacts, both positive and negative, of this transition on our margins and results of operations are also highly uncertain. Refer to “Vehicle Profitability” below for a discussion of margins on the sale of BEVs. Refer also to “Risk Factors - Our future performance depends on our ability to accurately predict market demand for electrified vehicles.” included elsewhere in this report for additional information. In recent periods, governments have issued mixed messages regarding the required timing for the transition to electrification, in some cases delaying previously stated targets. As a result, the potential for diverging government approaches in different geographies has increased. The industry has also begun to experience slowing consumer demand for BEVs in recent periods. These developments and uncertainties are likely to make it more difficult and costly for us and other manufacturers to plan and implement the investments required for the transition to electrification.
Product Development and Technology. A key driver of consumer demand, and therefore our performance, is the continued refresh, renewal and evolution of our vehicle portfolio, and we have announced commitments of significant capital and resources toward the introduction of new vehicle platforms and new software technologies. In order to realize a return on the significant investments we have made and intend to make, and to maintain competitive operating margins, we will have to continue significant investment in new vehicle launches. However, several of our new vehicles experienced delayed launches in 2024 to ensure the appropriate level of quality at launch.
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
Future developments in our product portfolio could lead to significant capitalization of development assets and thereafter amortization of such assets. Our time to market has historically been approximately 24 months, but varies depending on the specific product, from the date the design is signed-off for tooling and production, after which the product goes into production, resulting in an increase in amortization. Therefore, our operating results are impacted by the cyclicality of our research and development expenditures based on our product plans and our ability to bring projects timely into production.
In order to meet expected changes in consumer demand and regulatory requirements, and in consideration of the environmental, economic and social impacts of the Company’s activities, we intend to continue to invest significant resources in product development and research and development. In addition, we expect to continue to invest in alternative fuel vehicles as the related initiatives and markets are identified as well as in software-based technologies including autonomous driving developments. While we seek to optimize our research and development investments, we acknowledge that we are currently in a cycle of significantly higher investments, particularly as it relates to electrification, which is expected to lead to higher amortization charges once the subject assets start production.
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
Our larger vehicles, such as UVs and pickup trucks, have historically been more profitable on a per vehicle basis than smaller vehicles. In recent years, consumer preferences for certain larger vehicles, such as SUVs, have remained high, particularly in the U.S., however, there is no guarantee this trend will continue and there is evidence that U.S. consumer demand may be shifting toward midsize vehicles in response to increases in fuel prices, inflation and interest rates.
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

Recently introduced internal-combustion models are generally more profitable than older models, and vehicles equipped with additional options are generally more profitable than those with fewer options. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. Our portfolio renewal efforts in North America and Enlarged Europe suffered several delays in 2024. These delays negatively impacted our shipments, sales and financial results, particularly in North America where production of the Jeep Cherokee, Chrysler 300,
Dodge Charger and Dodge Challenger was discontinued without an available replacement at the time. While we have several significant product launches planned for 2025, product gaps particularly in the mid-market range may continue to affect our performance in 2025.
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
Pricing. The automotive industry has historically experienced intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. Manufacturers have typically promoted products by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, and subsidized financing or leasing programs, leading to increased price pressure and sharpened competition within the industry. We plan to continue to use such incentives, as needed, to price vehicles competitively and to manage demand and support inventory management profitability. In addition, in order to address an actual or perceived affordability issue in our product portfolio, we are launching several new models at lower price points. This may adversely affect mix in future periods.
Our ability to maintain or increase pricing has impacted, and will continue to impact, our results of operations and profitability. In 2023, our pricing increased or remained stable in all regions where we operate. In 2024, however, relatively high retail pricing, together with a gap in our product portfolio refreshment, contributed to an unusually high level of dealer-
owned inventories particularly in the U.S. To address these inventory levels we have repositioned our pricing relative to peers and implemented incentives which have had an adverse impact on our net pricing. This effect may continue in 2025.
Financing. Given that a large percentage of the vehicles we sell to dealers and retail customers worldwide are financed, the availability and cost of financing is a significant factor affecting our vehicle shipment volumes and Net revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. More expensive vehicle financing may also make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us.
The global low-interest rate environment that was prevalent until 2021 had the effect of reducing the effective cost of vehicle ownership. However, central banks aggressively increased interest rates in 2022 and continued to do so in 2023 in response to an inflationary surge in Europe, in the United Kingdom, in the U.S. and elsewhere. Those increases, and other market factors, are reflected in consumer credit rates and, although several central banks began to reverse the trend in 2024, inflation and inflation expectations remain uncertain and the cost of consumer credit in the medium term is unclear.
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
Production costs may also be affected by fluctuations in raw material prices. For example, our aggregate cost of raw materials excluding hedging impacts decreased by €1.1 billion in 2024 and approximately €1.4 billion in 2023, and increased by approximately €6.7 billion in 2022, primarily driven by raw material prices. To the extent the cost of raw materials increase and we are unable to mitigate its effects, our future profitability could be impacted.

We typically seek to manage production costs and minimize their volatility by using fixed price purchase contracts, commercial negotiations and technical efficiencies. Despite our efforts, our production costs related to raw materials and components may increase as a result of tariffs. Refer to “Tariffs and Trade Policies” above for a further discussion.
Uncertainty related to tariffs and trade policy in our larger markets including the U.S., the European Union and China may also make it more difficult to predict our raw material and components costs.
Our production costs also increased as we significantly enhanced the content of our vehicles in 2024. Over time, technological advancements and improved material sourcing may reduce the cost to us of the additional enhancements. In addition, we seek to recover higher costs through pricing actions, but even when market conditions permit this, there may be a time lag between the increase in our costs and our ability to realize improved pricing. Accordingly, our results are typically adversely affected, at least in the short term, until price increases are accepted in the market.
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
Labor cost is also a meaningful portion of our production costs. Consistent with recent broader inflationary trends, the terms of collective bargaining agreements that we entered into in 2023, including with the UAW in the U.S. and Unifor in
Canada, involved significant increases in wages and other costs.
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
Several of the markets in which we operate are experiencing an uncertain economic climate and retail consumers have been impacted by higher fuel prices, a general cost of living inflation and higher borrowing costs. This may translate into lower sales, particularly in the more profitable segments of our product mix. In Europe, a reduction in customer spending has adversely impacted the auto industry in 2024 and resulted in significant volume decreases, a trend which may continue in
2025.
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
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii)
through transactions by our subsidiaries in currencies other than their own functional currencies, which we refer to as the transaction impact. Given our presence in numerous countries outside the Eurozone, a strengthening of foreign currencies (in particular of the U.S. Dollar, given the size of our U.S. operations) against the Euro generally would have a positive effect on our financial results, which are reported in Euro, and on our operations in relation to sales in those countries of vehicles and components produced in Europe. For example, in 2024 unfavorable foreign currency translation negatively impacted our Net revenues by approximately €3.6 billion, primarily driven by weakening of the Brazilian Real, Argentine Peso and Turkish
Lira against the Euro.
Additionally, a significant portion of our operating cash flow has historically been generated in U.S. Dollars and, although a portion of our debt is denominated in U.S. Dollars, the majority of our indebtedness is denominated in Euro.
Given the mix of our debt and liquidity, strengthening of the U.S. Dollar against the Euro generally provides a positive impact on our net cash position and weakening of the U.S. Dollar against the Euro may have a correspondingly negative impact on our financial results and net cash position. In order to reduce the impacts of foreign exchange rates, we have historically hedged a percentage of certain exposures. Refer to Note 32, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information.

Shipment Information
As discussed in Stellantis Overview—Overview of Our Business, our activities were carried out through six reportable segments: five regional reportable vehicle segments, North America, Enlarged Europe, Middle East & Africa,
South America and China and India & Asia Pacific, and the Maserati global luxury brand segment. Consolidated shipments includes vehicles distributed by our consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in Consolidated shipments, Combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas).
The following table sets forth vehicle shipment information by segment. Vehicle shipments are generally aligned with current period production, which is driven by plans to meet consumer demand. Revenue is recognized when control of our vehicles, services or parts has been transferred and the Company’s performance obligations to customers has been satisfied. The
Company has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors, fleet customers or directly to retail customers. Transfer of control, and therefore revenue recognition, generally correspond to the date when the vehicles or service parts were made available to the customer, or when the vehicles or service parts were released to the carrier responsible for transporting them to the customer. New vehicle sales with guaranteed residual value guarantees provided by the Company are recognized as revenue when control of the vehicle is transferred to the customer, except in situations where the Company issued a put option for which there is a significant economic incentive to exercise, in which case the contract is accounted for as an operating lease.
Refer to Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for further details on our revenue recognition policy.
For a description of our dealers and distributors, refer to “Stellantis Overview—Sales Overview” included elsewhere in this report for additional information. Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues were recorded in any given period.

	Years ended December 31,
(thousands of units)	2024	2023
North America	1,432	1,903
Enlarged Europe	2,576	2,814
Middle East & Africa	423	443
South America	912	879
China and India & Asia Pacific	61	102
Maserati	11	27
Total Consolidated shipments	5,415	6,168
Joint venture shipments	111	225
Total Combined shipments	5,526	6,393
For discussion of shipments for North America, Enlarged Europe, Middle East & Africa, South America, and China
and India & Asia Pacific and Maserati for 2024 as compared to 2023 and for 2023 as compared to 2022 refer to “Results of
Operations - Results by Segment” included elsewhere in this report for additional information.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”)
financial measures: Adjusted operating income, Adjusted operating income margin, Industrial free cash flows, and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. We also present the non-GAAP measure,
Adjusted diluted EPS which is not used to monitor our operations but which we believe provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with
IFRS as issued by the IASB, as well as IFRS as adopted by the European Union.
Adjusted operating income/(loss): Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
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
Adjusted operating income/(loss) is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income/(loss) is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income/(loss) is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the Senior Management. Refer to “Corporate Governance - Senior Management” included elsewhere in this report for additional information.
Refer to the sections “Company Results” and “Results by Segment” included elsewhere in this report for additional information and for a reconciliation of this non-GAAP measure to Net profit/(loss) from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted operating income/(loss) should not be considered as a substitute for Net profit/(loss) from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted operating income/(loss) margin: is calculated as Adjusted operating income/(loss) divided by Net revenues.
Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-
GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Refer to “Results of Operations - Company Results” included elsewhere in this report for a reconciliation of this non-GAAP measure to Diluted earnings per share from operations, which is the most directly comparable measure included in our Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under
IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less:
(i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities and (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the
Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the Senior Management. We believe that this measure is useful for investors to facilitate their review and evaluation of the cash generation of our industrial operations, net of investing needs.
Refer to “Liquidity and Capital Resources —Industrial free cash flows” included elsewhere in this report for additional information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss) from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’
financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe it is useful for investors to report the Industrial net financial position to assist in comparability with the industrial operations of our peers. Refer to “ Liquidity and Capital Resources —Industrial net financial position” for included elsewhere in this report for additional information.

Results of Operations
Company Results – 2024 compared to 2023
The following is a discussion of the Company’s results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

	Years ended December 31,
(€ million)	2024	2023
Net revenues	€156,878	€189,544
Cost of revenues	136,360	151,400
Selling, general and other costs	9,299	9,541
Research and development costs	5,784	5,619
Gains/(losses) on disposal of investments	(98)	20
Restructuring costs	1,617	1,119
Share of the profit/(loss) of equity method investees	(33)	491
Operating income/(loss)	3,687	22,376
Net financial expenses/(income)	(345)	(42)
Profit/(loss) before taxes	4,032	22,418
Tax expenses/(benefit)	(1,488)	3,793
Net profit/(loss)	€5,520	€18,625

Net profit/(loss) attributable to:
Owners of the parent	€5,473	€18,596
Non-controlling interests	€47	€29

Net revenues

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Net revenues	€156,878	€189,544	(17.2)%
The following charts present Company’s Net Revenues walk by operational driver for 2024 compared to the corresponding period in 2023:
For a discussion of Net revenues for each of the six reportable segments (North America, Enlarged Europe, Middle
East & Africa, South America, China and India & Asia Pacific and Maserati) for 2024 as compared to 2023 see Results by
Segment below.
Cost of revenues

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Cost of revenues	€136,360	€151,400	(9.9)%
Cost of revenues as % of Net revenues	86.9%	79.9%
Cost of revenues includes purchases (including commodity and components costs), labor costs, depreciation, amortization, logistics cost, product warranty and recall campaign costs.
The decrease in Cost of revenues in 2024 compared to 2023 was primarily related to (i) lower shipment volumes, particularly in North America and Enlarged Europe; (ii) lower product content, options and trim mix in North America and
Enlarged Europe and (iii) lower price of raw materials in North America and Enlarged Europe.
Selling, general and other costs

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Selling, general and other costs	€9,299	€9,541	(2.5)%
Selling, general and other costs as % of Net revenues	5.9%	5.0%

The decrease in Selling, general and other costs in 2024 compared to 2023 was primarily related to (i) cost saving measures introduced worldwide and restructuring initiatives in Europe, (ii) reduced variable bonus accruals to reflect revised
Company guidance, and (iii) the non-repeat of expenses incurred during 2023 related to the reorganization of financial services activities in Europe.
Research and development costs

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Research and development expenditures expensed	€2,932	€3,300	(11.2)%
Amortization of capitalized development expenditures	2,149	2,193	(2.0)%
Impairment and write-off of capitalized development expenditures	703	126	457.9%
Total Research and development costs	€5,784	€5,619	2.9%

	Years ended December 31,
(€ million)	2024	2023
Research and development expenditures expensed as % of Net revenues	1.9%	1.7%
Amortization of capitalized development expenditures as % of Net revenues	1.4%	1.2%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.4%	0.1%
Total Research and development costs as % of Net revenues	3.7%	3.0%
Research and development expenditures expensed decreased in 2024 compared to 2023, primarily related to cost optimization on spending not dedicated to future projects and optimization in the number of programs in early stages of development.
Amortization of capitalized development expenditures in 2024 compared to 2023 were substantially unchanged.
The increase in impairment and write-off capitalized development expenditure was due to the impairment of certain
Maserati and Enlarged Europe platform assets driven by a decrease in projected vehicle margins.
The following table summarizes total Research and development expenditures for the years ended December 31,
2024 and 2023:

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Capitalized development expenditures excl.borrowing costs(1)	€3,922	€4,184	(6.3)%
Research and development expenditures expensed	2,932	3,300	(11.2)%
Total Research and development expenditures	€6,854	€7,484	(8.4)%
Capitalized development expenditures as % of Total Research and development expenditures	57.2%	55.9%
Total Research and development expenditures as % of Net revenues	4.4%	3.9%
________________________________________________________________________________________________________________________________________________
(1) Additions to capitalized development expenditures of €4,150 million and €4,352 million adjusted to remove capitalized borrowing costs of €228 million and €167 million for the years ended December 31, 2024 and 2023, respectively, in accordance with IAS 23 - Borrowing costs (Revised)
The Company conducts research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of its vehicles. Research and development costs consist primarily of material costs, services and personnel related expenses that support the development of new and existing vehicles with propulsion system technologies. Refer to “Trends, Uncertainties and Opportunities—Product
Development and Technology”and “Overview of Our Business - Research and Development” included elsewhere in this report for additional information.

The decrease in total Research and development expenditures in 2024 compared to 2023 was primarily related to optimization of spending, higher research and development grants received and optimization in the number programs in development.
Restructuring Costs

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Restructuring costs	€1,617	€1,119	44.5%
The increase in Restructuring costs in 2024 compared to 2023 was primarily due to workforce reduction plans mainly in Enlarged Europe.
Share of the profit/(loss) of equity method investees

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Share of the profit/(loss) of equity method investees	€(33)	€491	(106.7)%
The decrease in the Share of the profit/(loss) of equity method investees in 2024 compared to 2023 is largely due to losses incurred by our joint venture Automotive Cell Company SE (“ACC”) and lower profit from Tofas and joint ventures with SCF. Refer to Note 12, Investments accounted for using the equity method, within the Consolidated Financial Statements included elsewhere in this report for additional information
Net financial expenses/(income)

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Net financial expenses/(income)	€(345)	€(42)	721.4%
The increase in the Net financial income in 2024 compared to 2023 primarily reflects the reduction in foreign exchange losses due to lower exposure to the Argentine Peso and lower devaluation of the Argentine Peso versus the U.S
Dollar and the partial reversal of the write-down of an investment in supply chain finance funds reported in the first half of
2023. Refer to Note 13, Financial assets, within the Consolidated Financial Statements included elsewhere in this report for additional information. This was offset by lower interest income, reflecting reduced cash levels and declining market interest rates, higher hyperinflationary losses and higher interest expense on debt.
Tax expense/(benefit)

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Tax expense/(benefit)	€(1,488)	€3,793	(139.2)%
Effective tax rate	(36.9)%	16.9%	-5,380 bps
The effective tax rate was (36.9) percent and 16.9 percent for the years ended December 31, 2024 and 2023, respectively. The decrease of 5,380 bps was primarily related to (i) decrease in profit before tax as a result of lower Net revenues, driven by lower shipments and (ii) a non-recurring €2.3 billion net tax benefit recorded in 2024 related to recognition of previously unrecognized Deferred tax assets in Brazil.

Net profit/(loss)

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Net profit/(loss)	€5,520	€18,625	(70.4)%
The decrease in Net profit in 2024 compared to 2023 was primarily due to lower operating performance particularly in North America and Enlarged Europe, higher restructuring expenses, lower share of profit/(loss) of equity method investees offset by higher Net financial income and a non-recurring net tax benefit in South America.
Adjusted operating income

	Years ended December 31,		Increase/(Decrease)
(€ million)	2024	2023	2024 vs. 2023
Adjusted operating income	€8,648	€24,343	(64.5)%
Adjusted operating income margin (%)	5.5%	12.8%	-730 bps
The following charts present Company’s Adjusted operating income walk by segment for 2024 compared to the corresponding period in 2023:
For a discussion of Adjusted operating income for each of our six reportable segments (North America, Enlarged
Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati) in 2024 as compared to 2023 see Results by Segment below.

The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

Year ended December 31,
(€ million)	2024
Net profit/(loss)	€5,520
Tax expense/(benefit)	(1,488)
Net financial expenses/(income)	(345)
Operating income/(loss)	3,687
Adjustments:
Restructuring and other costs, net of reversals	1,617
Impairment expense and supplier obligations	1,807
Takata recall campaign	768
Lifetime Onerous Contracts	637
Other	132
Total adjustments	4,961
Adjusted operating income	€8,648
The following table is the reconciliation of Net profit, which is the most directly comparable measure included in the
Consolidated Income Statement, to Adjusted operating income:

Year ended December 31,
(€ million)	2023
Net profit/(loss)	€18,625
Tax expense/(benefit)	3,793
Net financial expenses/(income)	(42)
Operating income/(loss)	22,376
Adjustments:
Restructuring and other costs, net of reversals	1,161
Collective bargaining agreements costs	428
Argentina currency devaluation	302
Impairment expense and supplier obligations	201
Reorganization of financial services	76
Takata recall campaign	(10)
Patents litigation	(61)
Gains on disposal of equity investments and other assets	(201)
Other	71
Total adjustments	1,967
Adjusted operating income	€24,343
During the year ended December 31, 2024, Adjusted operating income excluded adjustments primarily related to:
•€1,617 million of restructuring costs and other costs, primarily related to workforce reductions in Enlarged
Europe and North America;
•€1,807 million of impairment expense and supplier obligations, primarily related to (i) €1,063 million of impairments of certain platform assets in Maserati and Enlarged Europe, net of reversal, driven by projected decreases in margins for certain models and the cancellation of certain projects prior to launch, (ii) €230 million of provisions accrued for supplier obligations, relating to projects in development which were cancelled prior to launch (and for which the related capitalized R&D was impaired under (i) above), and (iii) €514 million of goodwill impairments related to the Maserati segment;
•€768 million for an extension of Takata airbags recall campaign;

•€637 million primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024. Refer to Note 21, Provisions, within the Consolidated Financial
Statements included elsewhere in this report for additional information; and
•€132 million of Other, consisting of other adjustments which are individually non significant.
During the year ended December 31, 2023, Adjusted operating income excluded adjustments primarily related to:
•€1,161 million of restructuring costs and other costs, primarily related to workforce reductions and includes
€243 million relating to the new collective bargaining agreements in North America;
•€428 million primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America. Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs. Refer to Note 27, Guarantees granted, commitments and contingent liabilities within the Consolidated
Financial Statements included elsewhere in this report for additional information;
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
•€201 million mainly related to gains on disposals of investments and fixed assets; and
•€71 million of Other, consisting of other adjustments which are individually non significant.
Diluted and Adjusted diluted EPS

	Years ended December 31,		Increase/(Decrease)
(€ per share)	2024	2023	2024 vs. 2023
Diluted EPS	€1.84	€5.94	(69.0)%
Adjusted diluted EPS	€2.48	€6.42	(61.4)%
The following table summarizes the reconciliation of Diluted earnings per share to Adjusted diluted earnings per share.

	Years ended December 31,
(€ million except otherwise noted)	2024	2023
Net profit attributable to owners of the parent	5,473	18,596
Weighted average number of shares outstanding (000)	2,949,652	3,107,725
Number of shares deployable for share-based compensation (000)	26,168	24,733
Weighted average number of shares outstanding for diluted earnings per share (000)	2,975,820	3,132,458
Diluted earnings per share (A) (€/share)	1.84	5.94

Adjustments, per above	4,961	1,967
Tax impact on adjustments(1)	(799)	(452)
Unusual items related to income taxes(2)	(2,266)	—
Total adjustments, net of taxes	1,896	1,515
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.64	0.48
Adjusted Diluted earnings per share (€/share) (A+B)	2.48	6.42
______________________________________________________________________________________________________________________________
(1) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment
(2) Refer to Note 7, Tax expense/(benefit), within the Consolidated Financial Statements included elsewhere in this report for additional information

Results by Segment – 2024 compared to 2023

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted operating income		Consolidated Shipments
	Years ended December 31,
	2024	2023	2024	2023	2024	2023
North America	€63,450	€86,500	€2,660	€13,298	1,432	1,903
Enlarged Europe	59,010	66,598	2,419	6,519	2,576	2,814
Middle East & Africa	10,097	10,560	1,901	2,503	423	443
South America	15,863	16,058	2,272	2,369	912	879
China and India & Asia Pacific	1,993	3,528	(58)	502	61	102
Maserati	1,040	2,335	(260)	141	11	27
Total Segments	151,453	185,579	8,934	25,332	5,415	6,168
Other activities	6,151	5,211	144	(322)	—	—
Unallocated items & eliminations(1)	(726)	(1,246)	(430)	(667)	—	—
Total	€156,878	€189,544	€8,648	€24,343	5,415	6,168
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
Refer to Note 30, Segment reporting included elsewhere in this report for additional detail on the Company’s reportable segments.
The following is a discussion of Net revenues, Adjusted operating income and shipments for each of our six reportable segments for the year ended December 31, 2024 as compared to the year ended December 31, 2023.
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
Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation related to property, plant and equipment are also included here;
•SG&A: Primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: Includes research and development costs, as well as amortization of capitalized development expenditures; and
•FX and Other: Includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

	Years ended December 31,		Increase/ (Decrease)
	2024	2023	2024 vs. 2023
Consolidated shipments (thousands of units)	1,432	1,903	(24.8)%
Net revenues (€ million)	€63,450	€86,500	(26.6)%
Adjusted operating income (€ million)	€2,660	€13,298	(80.0)%
Adjusted operating income margin (%)	4.2%	15.4%	-1,120 bps
Shipments
The decrease in North America shipments in 2024 compared to the corresponding period in 2023 was mainly due to reduced production in support of the U.S. inventory reduction actions, as well as from discontinued models of Dodge Charger and Challenger, Chrysler 300, and Jeep Cherokee and Renegade.
Net revenues
The decrease in North America Net revenues in 2024 compared to the corresponding period in 2023 was primarily due to lower volumes from discontinued models of Dodge Charger and Challenger, Chrysler 300 and Jeep Cherokee and
Renegade.
Adjusted operating income
The following chart reflects the change in North America Adjusted operating income by operational driver for 2024 as compared to the same period in 2023:
The decrease in North America Adjusted operating income in 2024 compared to the corresponding period in 2023 was primarily due to significant impacts from volume/mix, increased sales incentives and higher warranty costs.

Enlarged Europe

	Years ended December 31,		Increase/ (Decrease)
	2024	2023	2024 vs. 2023
Consolidated shipments (thousands of units)	2,576	2,814	(8.5)%
Net revenues (€ million)	€59,010	€66,598	(11.4)%
Adjusted operating income (€ million)	€2,419	€6,519	(62.9)%
Adjusted operating income margin (%)	4.1%	9.8%	-570 bps
Shipments
The Enlarged Europe shipments decreased in 2024 compared to the corresponding period in 2023, driven by reduction in dealer stock from the first half of 2024, as well as production losses due to the delayed launch of vehicles utilizing the Smart Car platform.
Net revenues
The Enlarged Europe Net revenues decreased in 2024 compared to the corresponding period in 2023, mainly due to decreased volumes, higher portion of sales with buyback commitments, increased sales incentives and negative mix.
Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for
2024 as compared to the same period in 2023:
The decrease in Enlarged Europe Adjusted operating income in 2024 compared to the corresponding period in 2023 was primarily due to negative product content and trim impact, increased sales incentives and lower volumes, partly offset by savings in raw material and other purchasing activities.

Middle East & Africa

	Years ended December 31,		Increase/ (Decrease)
	2024	2023	2024 vs. 2023
Combined shipments (thousands of units)	534	616	(13.3)%
Consolidated shipments (thousands of units)	423	443	(4.5)%
Net revenues (€ million)	€10,097	€10,560	(4.4)%
Adjusted operating income (€ million)	€1,901	€2,503	(24.1)%
Adjusted operating income margin (%)	18.8%	23.7%	-490 bps
Shipments
The decrease in Middle East & Africa consolidated shipments in 2024 compared to the corresponding period in
2023 was mainly due to changeover in medium-sized K9 van in Turkey, as well as importation restrictions in Algeria,
Tunisia and Egypt.
Net revenues
The decrease in Middle East & Africa Net revenues in 2024 compared to the corresponding period in 2023 was primarily due to negative foreign exchange translation effects, mainly from Turkish Lira, partially offset by strong increases in net pricing.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver in
2024 compared to the same period in 2023:
The decrease in Middle East and Africa Adjusted operating income in 2024 compared to the corresponding period in
2023 is mainly due to negative foreign exchange transactions and translation effects primarily related to the Turkish Lira, mainly offset by increased pricing actions.

South America

	Years ended December 31,		Increase/ (Decrease)
	2024	2023	2024 vs. 2023
Consolidated shipments (thousands of units)	912	879	3.8%
Net revenues (€ million)	€15,863	€16,058	(1.2)%
Adjusted operating income (€ million)	€2,272	€2,369	(4.1)%
Adjusted operating income margin (%)	14.3%	14.8%	-50 bps
Shipments
The increase in South America shipments in 2024 compared to the corresponding period in 2023 was driven primarily by increased volumes in Brazil and the continued success of FIAT with the Argo, Strada and Fastback.
Net revenues
The decrease in South America Net revenues in 2024 compared to the corresponding period in 2023 was due to foreign currency impacts from Brazilian Real and Argentine Peso, partially offset by increased volume and positive impacts of parts & service business and net pricing.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for 2024 as compared to the same period in 2023:
The decrease in South America Adjusted operating income in 2024 compared to the corresponding period in 2023 was primarily due to increased vehicle net pricing and volume, more than offset by foreign currency translation impacts and negative mix.

China and India & Asia Pacific

	Years ended December 31,		Increase/ (Decrease)
	2024	2023	2024 vs. 2023
Combined shipments (thousands of units)	61	154	(60.4)%
Consolidated shipments (thousands of units)	61	102	(40.2)%
Net revenues (€ million)	€1,993	€3,528	(43.5)%
Adjusted operating income (€ million)	€(58)	€502	(111.6)%
Adjusted operating income margin (%)	(2.9)%	14.2%	-1,710 bps
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
China shipments from DPCA are no longer included in combined shipments as of November 2023.
Shipments
The decrease in China and India & Asia Pacific consolidated shipments in 2024 compared to the corresponding period in 2023 was primarily due to challenging market conditions.
Net revenues
The decrease in China and India & Asia Pacific Net revenues in 2024 compared to the corresponding period in 2023 was primarily due to lower volumes due to challenging competitive and economic conditions in markets, as well as vehicle mix.
Adjusted operating income
The decrease in China and India & Asia Pacific Adjusted operating income in 2024 compared to the corresponding period in 2023 was mainly driven by decline in shipments, negative mix impacts, consolidation impact from Leapmotor investment and continued pricing pressures, partly offset by SG&A cost savings.

Maserati

	Years ended December 31,		Increase/ (Decrease)
	2024	2023	2024 vs. 2023
Consolidated shipments (thousands of units)	11.3	26.6	(57.5)%
Net revenues (€ million)	€1,040	€2,335	(55.5)%
Adjusted operating income (€ million)	€(260)	€141	(284.4)%
Adjusted operating income margin (%)	(25.0)%	6.0%	-3,100 bps
Shipments
The decrease in Maserati shipments in 2024 compared to the corresponding period in 2023 was primarily due to decreases in North America, Europe and China.
Net revenues
The decrease in Maserati Net revenues in 2024 compared to the corresponding period in 2023 was primarily due to lower Maserati volumes in North America, Europe and China.
Adjusted operating income
The decrease in Maserati Adjusted operating income in 2024 compared to the corresponding period in 2023 was mainly due to decreased volumes and mix impacts, as well as lower industrial fixed costs absorption, offset by cost efficiencies in SG&A and R&D.

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
(iii) pension and employee benefit payments; (iv) capital injections to our joint ventures and merger and acquisitions
(“M&A”) initiatives; and (v) funding our captive financial services business. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, including for electrification and autonomous driving, enhance manufacturing efficiency, improve capacity and for maintenance, and for regulatory and environmental compliance.
Our business and results of operations depend on our ability to achieve certain minimum vehicle shipment volumes.
As is typical for an automotive manufacturer, we have significant fixed costs and, as such, changes in our vehicle shipment volumes could have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on the Company’s cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on the Company’s cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues or components shortage and logistic constraints, tend to negatively affect the Company’s cash flow and liquidity. In addition, the timing of the Company’s collections of receivables for export shipments of vehicles, fleet sales, as well as sales of propulsion systems and pre-
assembled parts of vehicles tends to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to transfer relevant risks to the factor and to accelerate collections, a change in vehicle shipment volumes could cause fluctuations in the Company’s working capital (refer to Note 23, Trade Payables, within the Consolidated Financial Statements included elsewhere in this report for additional information). The increased internationalization of our product portfolio could also affect our working capital requirements as there could be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital could be affected by the choice of different methods of distribution and the trend and seasonality of shipments of vehicles.
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
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, services and parts to dealers, distributors and other consumers worldwide.
The operating cash management and liquidity investment of the Company is coordinated with the objective of ensuring effective and efficient management of the Company’s funds. We raise capital in the financial markets through various funding sources.
Certain notes issued by the Company and its treasury subsidiaries include covenants which could be affected by circumstances related to certain subsidiaries. In particular there are cross-default clauses which could accelerate repayments in the event that such subsidiaries failed to pay certain of their debt obligations. As of December 31, 2024, the Company was in compliance with these covenants. Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
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
Refer to ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE - Dividends and
Note 28, Equity within the Consolidated Financial Statements included elsewhere in this report for additional information on
Stellantis’ distribution of profits.
Net cash from operating activities at December 31, 2024 was €4.0 billion, a decrease of €18.5 billion from
December 31, 2023. Refer to Note 31, Explanatory notes to the Consolidated Statement of Cash Flows, within the
Consolidated Financial Statements included elsewhere in this report for additional information.
Available liquidity
The following table summarizes the Company’s Available liquidity:

	At December 31,
(€ million)	2024	2023
Cash, cash equivalents and financial securities(1)	€38,568	€49,758
Undrawn committed credit lines	12,915	12,621
Cash, cash equivalents and financial securities - included with Assets held for sale	297	231
Total Available liquidity(2)	€51,780	€62,610
of which: Available liquidity of the Industrial Activities	€49,481	€61,056
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €680 million cash and securities at December 31, 2024 (€686 million at December 31, 2023) and in Algeria, in which we have €276 million cash at December 31, 2024 (€222 million at December 31,
2023)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €451 million at December 31, 2024 (€210 million at December 31, 2023) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of SFS U.S.
Available liquidity of the Industrial activities at December 31, 2024 decreased by €11.6 billion from December 31,
2023 primarily due to negative industrial free cash flow of €6.0 billion, dividend payments €4.7 billion and share buy-back
€3.0 billion, partially offset by €1.4 billion net loan repayment from SFS U.S. and bond issuances of the period exceeding repayment by €0.8 billion.
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents and refer to Note 31, Explanatory notes to the
Consolidated Statement of Cash Flows, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €38.9 billion of cash, cash equivalents and current securities available at December 31, 2024, €21.4 billion, or 55 percent (€20.4 billion, or 41 percent, at December 31, 2023), were denominated in Euro and €10.8 billion, or 28 percent (€23.4 billion or 47 percent at December 31, 2023), were denominated in U.S. Dollar.
At December 31, 2024, undrawn committed credit lines of €12.9 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, originally signed in July 2021 and amended and extended in July 2024, with a group of 29 relationship banks. The RCF is available for use in general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. Current maturities are July
2027 and July 2029, respectively, for the two tranches.
In March 2024, a new RCF committed credit line of €0.9 billion ($1 billion) was signed by SFS U.S. The line expires in March 2027 and, at December 31, 2024, €0.3 billion ($0.3 billion) was undrawn.

Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Euro Medium Term Note Programme and other Notes
During the year ending December 31, 2024, the Company issued four notes and repaid one note at maturity under its
Euro Medium Term Notes Programme (“EMTN”):
•In March 2024, a green bond was issued with a principal amount of €500 million and an interest rate of 3.75 percent, maturing in March 2036. Stellantis will aim to allocate an amount equal to the net proceeds of the green bond to investments and expenditures meeting the eligibility criteria (the “Eligible Green Projects”). The
Eligible Green Projects include design, development and manufacturing of zero emissions vehicles, that are battery electric vehicles and hydrogen fuel cell vehicles;
•In March 2024, the Company issued notes with a principal amount of €750 million and an interest rate of 3.5 percent, maturing in September 2030;
•In April 2024, the Company repaid, at maturity, a €1,250 million note formerly issued by FCA N.V. in 2016;
and
•In November 2024, the Company issued two notes with principal amounts of: (a) €750 million at an interest rate of 3.375 percent and maturing in November 2028 and (b) €750 million at an interest rate of 4.0 percent and maturing in November 2034.
As at December 31, 2024, the outstanding principal amount of the notes issued under the successive versions of the programme, after the merger, was €10 billion.
In March 2024, Stellantis repaid, at maturity notes totaling €700 million formerly issued by PSA in 2017.
As at December 31, 2024, all the outstanding notes of Stellantis were rated “Baa1” by Moody’s Investors Service and “BBB+” by S&P Global Ratings.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Financial Services Facilities
SFS U.S. activities are primarily funded through various asset-backed financing transactions including Warehouse
Credit Facilities, Asset-Backed Securities consisting of ABS Term Notes issued under its securitization programs and Asset-
backed Term Loans. Each of these financing transactions are entered into by special-purpose entities that are wholly-owned by SFS U.S. The underlying debt obligations are non-recourse to SFS U.S. and are settled through the collection of the portfolio of financing receivables originating from dealers or consumers. The amount outstanding under the securitization programs was €9.9 billion ($10.3 billion) as of December 31, 2024.
Warehouse Credit Facilities
In 2022, SFS U.S. implemented two separate warehouse credit facilities, in addition to the pre-existing First
Investors Auto Receivables Corporation (“FIARC”) warehouse facility.
The first SFS U.S. facility, SFS Funding, LLC was implemented in August 2022 and was renewed in April 2024 and matures in April 2026. The facility bears interest based on variable commercial paper rates plus a spread or Secured
Overnight Funding Rate (“SOFR”) plus a spread.
In September 2024, the first SFS U.S. credit facility, SFS Funding, LLC, size was increased from €3.8 billion
($4 billion) to €7.7 billion ($8 billion). In connection with this upsizing, the number of participating banks was increased from six to twelve banks. There were no material changes to the transaction documents and the maturity of the warehouse credit facility remained in April 2026.

The second SFS U.S. facility, SFS Funding II, LLC was implemented in August 2022 with an original commitment of €481 million ($500 million) and was terminated in April of 2024 when the commitments were consolidated into the SFS
Funding LLC facility when that facility was renewed.
In June 2023, the FIARC warehouse, with a capacity of €271 million ($300 million), was extended to mature in June
2025. In conjunction with the renewal, the benchmark rate was transitioned from London Interbank Offered Rate (“LIBOR”)
to daily compound SOFR plus a spread.
In April 2024, SFS U.S. closed a €670 million ($750 million) revolving credit floorplan facility (Stellantis Financial
Floorplan Master Auto Owner Trust (“SFMOT”) 2024-1). Draws off the facility will bear an interest rate based off a Term
SOFR plus a spread based on the composition of receivables pledged to the facility. Borrowings will be used to support the
Company’s commercial floorplan lending business with floor plan receivables providing collateral. As of December 31,
2024, €565 million ($587 million) was outstanding under this facility.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risks of certain warehouse credit facilities.
Asset-backed Securities (“ABS”) Term Notes and Term Loans
In January 2024, SFS U.S., through SFS Auto Receivables Securitization Trust 2024-1, issued six classes of ABS
Term Notes totaling €0.9 billion ($1 billion) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term
Notes are secured by a pool of prime retail loans.
In May 2024, SFS U.S., through SFS Auto Receivables Securitization Trust 2024-2, issued six classes of ABS Term
Notes totaling €0.9 billion ($1 billion) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of prime retail loans.
In October 2024, SFS U.S., through SFS Auto Receivables Securitization Trust 2024-3, issued six classes of ABS
Term Notes totaling €890 million ($925 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS
Term Notes are secured by a pool of prime retail loans.
In April 2024, SFS U.S., through SFS Auto Finance 2024-1, closed a €670 million ($750 million) amortizing credit facility to finance retail loan assets (SFS Auto Finance (“SFAF”) 2024-1). The facility amortizes each month based on the characteristics of the pledged assets and is based on fixed rate interest rate plus a spread.
In July 2024, SFS U.S., through SFS Auto Finance 2024-2, closed a €670 million ($750 million) amortizing credit facility to finance retail loan assets (SFAF 2024-2). The facility amortizes each month based on the characteristics of the pledged assets and is based on fixed rate interest rate plus a spread.
In August 2024, SFS U.S., through SFS Auto Lease Vehicle LLC, closed a €0.9 billion ($1 billion) amortizing credit facility to finance retail lease assets (SFS Auto Lease Vehicle (“SFALV”) 2024-1). The facility amortizes each month based on the characteristics of the pledged assets and is based on fixed rate interest rate plus a spread.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Cash Flows
The following table summarizes cash flows from operating, investing and financing activities for each of the years ended December 31, 2024, 2023 and 2022. Refer to the Consolidated Statement of Cash Flows for the years ended December
31, 2024, 2023 and 2022 and to Note 31, Explanatory notes to the Consolidated Statement of Cash Flows included elsewhere in this report for additional information. Refer to Note 10, Other intangible assets and Note 11, Property, plant and equipment, within the Consolidated Financial Statements included elsewhere in this report for details on our contractual commitments.

	Years ended December 31,
(€ million)	2024	2023	2022
Cash flows from (used in) operating activities	€4,008	€22,485	€19,959
Cash flows from (used in) investing activities	(15,982)	(15,047)	(10,531)
Cash flows from (used in) financing activities	2,061	(9,200)	(13,167)
Effect of changes in exchange rates	410	(836)	608
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(66)	(166)	(65)
Increase/(decrease) in cash and cash equivalents	(9,569)	(2,764)	(3,196)
Net cash and cash equivalents at beginning of the period	43,669	46,433	49,629
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€34,100	€43,669	€46,433

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in the Consolidated Statement of Cash Flows, to Industrial free cash flows for the years ended
December 31, 2024 and 2023.

	Years ended December 31,
(€ million)	2024	2023
Cash flows from/(used in) operating activities	€4,008	€22,485
Less: Financial services, net of inter-segment eliminations	(2,736)	(753)
Less: Capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	10,761	9,031
Add: Proceeds from disposal of assets and other changes in investing activities	303	2,152
Less: Net proceeds related to the reorganization of financial services in Europe(1)	—	1,532
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	2,376	2,767
Add: Defined benefit pension contribution, net of tax	45	798
Industrial free cash flows	(6,045)	12,858
________________________________________________________________________________________________________________________________________________
(1) The net consideration of €1,634 million for the sale of 50 percent interest held in FCA Bank to Crédit Agricole Consumer Finance S.A. in 2023, related to industrial activities is offset by payments of €102 million in relation to the transfer of leasing activities. Refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report for additional information

Industrial net financial position

	At December 31, 2024			At December 31, 2023
(€ million)	Company	Industrial activities	Financial services	Company	Industrial activities	Financial services
Third parties debt (Principal)	(36,609)	(23,499)	(13,110)	(28,792)	(22,018)	(6,774)
Capital market(1)	(20,003)	(18,542)	(1,461)	(18,637)	(17,555)	(1,082)
Bank debt	(3,562)	(1,902)	(1,660)	(2,847)	(1,990)	(857)
Other debt(2)	(10,488)	(515)	(9,973)	(5,150)	(334)	(4,816)
Lease liabilities	(2,556)	(2,540)	(16)	(2,158)	(2,139)	(19)
Accrued interest and other adjustments(3)	(618)	(572)	(46)	(671)	(658)	(13)
Debt with third parties (excluding held for sale)	(37,227)	(24,071)	(13,156)	(29,463)	(22,676)	(6,787)
Debt classified as held for sale	(128)	(60)	(68)	(122)	(122)	—
Debt with third parties including held for sale	(37,355)	(24,131)	(13,224)	(29,585)	(22,798)	(6,787)
Intercompany, net(4)	—	1,570	(1,570)	—	3,064	(3,064)
Current financial receivables from jointly-controlled financial services companies(5)	674	524	150	767	647	120
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(36,681)	(22,037)	(14,644)	(28,818)	(19,087)	(9,731)
Derivative financial assets/(liabilities), net and collateral deposits(6)	222	212	10	20	49	(29)
Financial securities(7)	4,468	4,249	219	6,089	5,875	214
Cash and cash equivalents	34,100	32,409	1,691	43,669	42,419	1,250
Cash and cash equivalents classified as held for sale	297	295	2	231	231	—
Net financial position	2,406	15,128	(12,722)	21,191	29,487	(8,296)
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Note Programme, or MTN Programme, and other notes for €18,228 million at December 31, 2024 (€17,240 million at December
31, 2023), Schuldschein for €314 million (€315 million at December 31, 2023) and other financial instruments issued in financial markets, mainly from South America financial services companies for €1,461 million (€1,082 million at December 31, 2023)
(2) Includes asset-backed financing, i.e., sales of receivables for which de-recognition is not allowed under IFRS, for €49 million at December 31, 2024 (€67 million at December
31, 2023), and debt for securitizations programs, for €9,967 million at December 31, 2024 (€4,711 million at December 31, 2023)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€2,316 million at December 31, 2024 and €3,295 million at
December 31, 2023) and industrial activities entities' financial payables due to financial services entities (€746 million at December 31, 2024 and €231 million at December 31,
2023)
(5) Financial receivables due from Stellantis Financial Services Europe JVs
(6) Fair value of derivative financial instruments (net positive €215 million at December 31, 2024 and net positive €1 million at December 31, 2023) and collateral deposits
(€7 million at December 31, 2024 and €19 million at December 31, 2023)
(7) Excludes certain financial securities held pursuant to applicable regulations (€264 million at December 31, 2024 and €368 million at December 31, 2023) and non-liquid equity investments (€692 million at December 31, 2024 and €704 million at December 31, 2023) and other non-liquid securities (€347 million at December 31, 2024 and €609 million at December 31, 2023)
The €14.4 billion reduction in Industrial net financial position at December 31, 2024, as compared to December 31,
2023, primarily reflects the negative free cash flow of €6.0 billion, dividend payments €4.7 billion and share buy-back
€3.0 billion.
Rating Agency updates
From December 2023, Stellantis’ issuer credit rating and senior unsecured debt rating have been set by S&P at
“BBB+”. In October 2024, S&P changed the outlook from stable to negative.
In February 2024, Moody’s upgraded Stellantis’ long-term issuer rating and senior unsecured debt rating from
“Baa2” to “Baa1” with stable outlook. In October 2024, Moody’s changed the outlook to negative.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information regarding the Company's Capital Resources. Refer to Note 32, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information regarding the Company’s qualitative and quantitative information on financial risks. Refer to Contractual Obligations, included elsewhere in this report for additional information on the Company’s significant contractual commitments as at
December 31, 2024.

Risk Management
Risk Management
Risk management activities are an essential business driver to ensure the achievement of Stellantis’ objectives and the sustainability of its business plan in the medium to long-term. The Company has adopted an integrated approach aimed at strengthening the awareness, at every level of the organization, that adequate risk assessment and management can create and preserve value for Stellantis. A structured process has been implemented to integrate risk identification, assessment, monitoring and mitigation into business practices, and to provide management with information necessary to take the appropriate decisions for achieving the Company’s strategic objectives.
Enterprise Risk Management Framework
The Stellantis risk management framework is based on the principles of the 2017 Committee of Sponsoring
Organizations of the Treadway Commission (“COSO”) Framework "Enterprise Risk Management (“ERM”) - Integrating
with Strategy and Performance" and of the Dutch Corporate Governance Code.
In alignment with the COSO principles, the Stellantis ERM framework integrates risk management processes into the management of the Company’s business with the aim of implementing its strategy, improving the performance and creating long-term value. Additionally, it supports the protection of corporate assets, the efficiency and effectiveness of business processes, the reliability of financial information and the compliance with laws and regulations.
The Stellantis ERM framework consists of five key components:
1.  ERM Governance Structure
The risk management process is implemented across the whole organization through a governance structure that involves several committees, regions and business functions, risk owners and ERM to manage business risks and to define the most effective strategies for their mitigation.
A Global Risk Management Committee (“GRMC”) has been established to provide guidance on strategic risk management decisions and defines the Company’s risk appetite and is chaired by the Chief Human Resources and
Transformation Officer. Other members of the GRMC are representatives from the legal, finance, internal audit, risk management and other business functions. The GRMC provides guidance on the overall strategic risk management decisions.
The ERM team within Stellantis is responsible for designing and updating the enterprise risk framework and working with business and global functions to support the identification, assessment, monitoring and reporting of risk exposures and their associated mitigation actions at department level.
2.  Strategy Setting and Risk Appetite
The alignment of business objectives with strategy is achieved through Stellantis governance committees which include top executive management responsible for supporting risk governance. The management of enterprise risks is integrated into the strategic plan and business objectives through the GRMC members that are part of the Stellantis governance committees. In 2024, the Strategy Council supported by governance committees, is ultimately responsible for risk management programs, providing guidance and direction, reviewing and approving the overall global enterprise risk assessment results and ensuring accountability for effectively managing and mitigating significant risks.
Risk tolerance analysis is supported by the review of Key Risk Indicators (“KRIs”). In 2024, status of risk monitoring and mitigating activities was quarterly assessed and results were regularly reported to GRMC members and to the
Strategy Council by the Head of Audit & Compliance. The Board of Directors has an oversight role over Stellantis’ risk assessment.
Stellantis aligns its risk appetite to its business plan. Risk boundaries are set through Stellantis strategy, Code of
Conduct, budgets and policies. Stellantis objectives are consistent with the organization's risk appetite.

Risk category	Category description	Risk appetite
Strategic	Risk that may arise from the pursuit of Stellantis’ business plan, from strategic changes in the business environment, and/or from adverse strategic business decisions.	We are prepared to take risks in a responsible way that takes our stakeholders’ interests into account and is consistent with our business plan.
Operational	Risk relating to internal processes, people and systems or external events (including legal and reputational risks).	We look to mitigate operational risks to the maximum extent based on cost/benefit considerations.
Financial	Risk relating to uncertainty of return and the potential for financial loss due to financial performance.	We seek capital market and other transactions to strengthen our financial position and finance our operations on a consolidated global basis.
Compliance	Risk of non-compliance with relevant regulations and laws, internal policies and procedures.
We hold ourselves, as well as our employees,
responsible for acting with honesty, integrity
and respect, including complying with our
Code of Conduct, applicable laws and
regulations everywhere we do business.

3.  Enterprise Risk Assessment
The enterprise risk assessment is the assessment of the main risks that may affect the achievement of Stellantis’
strategy and its sustainability despite the risk mitigations in place. This assessment is performed annually to identify and prioritize the major risks based on their criticality, with a bottom-up approach that leverages on the departments’ risk assessment results, continuous risk assessment surveys, and targeted interviews conducted with a representative range of regional and business function managers. Risk scenarios and evaluation are carried out using likelihood, impact and control effectiveness criteria.
The results of the assessment are consolidated on a risk mapping and compared with risk thresholds to determine priority and risk treatment methods. The risk mapping is then reviewed by executive leadership before presentation for approval to the Strategy Council and final validation by the Audit Committee.
Fraud risk assessment is aligned with Stellantis’ overall ERM strategy and is integrated into the broader departmental risk management process to manage potential risks related to fraudulent activities that could harm Stellantis’
financial health, reputation, and operations. A fraud risk assessment is performed annually to ensure that emerging fraud risks are captured and managed. Fraud risk assessments results are communicated to departmental senior management to ensure proper implementation of mitigation efforts.
4.  Risk Mitigation and Monitoring
Major risks assigned to Strategy Council members are detailed in more specific sub-risks and assigned to sub-risk owners in charge of deploying adequate risk mitigation measures. KRIs have been established to quantitatively measure and monitor sub-risks exposure in a more predictive way and to facilitate reporting of risk change. Additionally, an estimated maximum loss (“EML”) is evaluated for specific sub-risks scenarios to estimate potential financial impact and support the setting of risk appetite. The ERM team continuously monitors mitigation progress, KRI trends, and EMLs, reporting key developments to the Strategy Council.
5.  Risk Management Integration and Culture Dissemination
Management uses relevant information from both internal and external sources to support the ERM process. To support the business in pursuing continuous risk management process improvement and to promote a culture that proactively identify, evaluate and monitor risks, ERM team relies on the support of a compliance champions network responsible for building or updating annually the risk assessment of their departments and supervising the relative risk mitigation action plans. Compliance champions attend periodic ERM awareness programs.

Significant Risks Identified and Control Measures
In 2024, results of the annual risk assessment were consolidated into a Stellantis report for review with members of the GRMC before the presentation of the most significant risks to the Strategy Council. Once validated, results were discussed with the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities. Control measures and mitigating actions were identified or enhanced to ensure risks were appropriately addressed.
The list of risks, control measures and mitigating actions presented below is not exhaustive. The sequence in which these risks and mitigating actions are described does not reflect order of importance, likelihood of occurrence or control measures effectiveness.
Monitoring of risk mitigating actions and KRI metrics are the responsibility of the ERM team and compliance champions.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Strategic	Transition to Electrification
Main risk factors for transition to
electrification include: the evolving nature
of the regulatory environment, the higher
production costs (and corresponding) prices
of EV vehicles that could reduce our
competitive advantage and result in lower
customer appetite and lower profit margin
or in a sharp decrease of the automotive
market share in western countries, the
aggressive competition of new players in
the EV market that are developing with
lower production cost and advanced
technological solutions, and the dependence
of EV (market) on government policies.

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
•strategic partnerships to gain access to
the latest innovations.

Compliance	Compliance
The increasing complexity of compliance
requirements in different fields (e.g.,
corporate liability, market regulations,
export controls, anti-bribery, emissions and
vehicle safety, data privacy, human rights,
etc.) puts the organization at risk of non-
compliance, that could result in potential
fines, increased costs, and reputational
damages.

Company governance and regular oversight by
top executive management to monitor
compliance with laws and regulatory
requirements and to promote consistency in
approach and process across Stellantis
operations.
Stellantis Code of Conduct clearly and
affirmatively requires employees to report
issues of non-compliance.
Regular training and frequent communication
reinforce the prevention system.
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

Risk is mitigated through:
•natural and financial hedging
strategies;
•material substitution and circular
economy strategy;
•optimization in technical solutions to
minimize the use of critical resources
or find substitutions; and
•constant monitoring of raw material
market dynamics and of price trends.

Operational	Social License to Operate	The global presence and the connection with multiple stakeholders (suppliers, dealers, unions, governments) may affect the efficiency of our operations.	Maintain continuous contacts with stakeholders as a channel to inform about Stellantis strategy and policy.
Operational	Natural Hazard	Global warming increases the likelihood of major climate events impacting production or distribution such as flash floods, tornadoes, hailstorms, heat waves or water shortages.
The analysis of specific climate risks for
Stellantis and critical suppliers’ sites allows an
effective implementation and continuous
monitoring of the prevention process and of the
business continuity and resumption plan at site
level to reduce impact and reinforce resilience.

Operational	Cybersecurity
The growing and evolving threats to digital
infrastructure and data security due to
global political tensions, international
conflicts and external social climate may
target Stellantis’ systems and lead to
significant business disruption, loss of
confidential information and competitive
know-how, or breaches of data privacy
resulting in financial and/or reputational
damage.

A cybersecurity program, along with
multilayered controls, is in place at Stellantis to
identify and mitigate cyber risks emerging from
the evolving threat landscape. This program has
been developed based on:
•a comprehensive and thorough
analysis of the potential exposure of
critical company assets, including the
information that must be protected and
the required security level;
•implementation of policies and
procedures designed to reduce the risk
of attack in the event of a security
breach;
•plans and procedures established to
neutralize threats and address security
issues effectively; and
•Frequent employee awareness
campaigns.

Control measures and comprehensive mitigation actions for key global risks were monitored throughout the year by
Stellantis senior leaders in the regions and business functions, under the oversight of the related global leaders in an effort to address risks on a timely basis and confirm that the control measures taken were effective in preventing the risks from materializing. Refer to Risk Factors included elsewhere in this report for additional information.
Improvements in the overall Stellantis risk management process
We regularly benchmark risk management processes with peer companies and explore opportunities for improvement, in order to strengthen and improve ERM governance. We also consistently engage with various levels within our business operations and review our risk monitoring results in order to identify new risks or additional mitigations.
In 2024 the assessment of the risks for all Stellantis regions, brands and global functions was completed on a new IT system implemented to standardize and streamline the risk management process.

Risk Factors
We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing
us. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
If our vehicle shipment volumes continue to deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market, and overall shipments of vehicles in the European market, our results of operations and financial condition will suffer.
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
Our profitability in North America, a region which historically contributed a majority of our profits, is particularly dependent on demand for pickup trucks and larger SUVs. Pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 81 percent of our total U.S. retail vehicle shipments in 2024.
A shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices, lower disposable income due to recession, higher borrowing costs or other factors, could adversely affect our profitability. For example, U.S. demand for our vehicles softened significantly in
2024, leading to elevated dealer-owned inventory levels. This trend continued to accelerate in the second half of the year and the related impacts on our shipments and pricing negatively affected our profitability. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results by Segment - 2024 compared to 2023 — North
America” included elsewhere in this report for additional information.
We are also significantly exposed to a downturn in economic conditions in Europe, enhanced competition in the
European vehicle market (particularly, from Chinese OEMs), or a deterioration of the European vehicle market (including as a result of EV regulation and reductions or cancellations of purchase incentives programs), each of which impacted our vehicle shipments in that market in 2024. In 2024, we generated a significant percentage of our profits and approximately 38 percent of our Net revenues in the Enlarged Europe region. For additional information on factors affecting our vehicle profitability, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends,
Uncertainties and Opportunities – Vehicle Profitability” included elsewhere in this report for additional information.
Moreover, we operate with negative working capital, because we generally receive payment for vehicles within a few days of shipment, while there is a time lag between when parts and materials are received from suppliers and when we pay for such parts and materials. We experienced a significant negative impact on cash flow and liquidity in 2024 as a result of this time lag, and could suffer a negative impact in future periods in which vehicle shipments decline materially, because we continue to pay suppliers for components purchased in a higher-volume environment while we receive lower proceeds from vehicle shipments.
If our vehicle shipments decline further due to a downturn in economic conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, enhanced competition in certain markets, loss of market share, limited access to financing or other factors, such decline could have a material adverse effect on our business, financial condition and results of operations.
Our success largely depends on the ability of our management team to operate and manage effectively and our ability to attract and retain experienced management and employees.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the company and individual areas of the business. In particular, the direction and oversight of the Company is currently managed by the IEC led by the Company’s Chairman and Executive Director, Mr John Elkann and a permanent
Chief Executive Officer is to be announced in the first half of 2025. If we are unsuccessful in managing this transition, it could have a material adverse effect on our business, financial condition and results of operations.

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
Our business may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, geopolitical volatility and protectionist trade policies, as well as other macro developments over which we have no control.
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
We are also significantly impacted by tariffs and other barriers to trade imposed between governments in various regions. For example, there has been a recent and significant increase in activity and speculation regarding tariffs and duties between the U.S. and its trading partners, including China, Canada, Mexico and the European Union, including recent announcements by the U.S. administration of its intention to enact a variety of new tariffs, including on automobiles and steel and aluminum products. We import a significant number of our vehicles and components from outside the U.S. (particularly in Canada, Mexico and Italy). We also manufacture vehicles and components in the U.S. that are exported globally.
Disruptions in tariff or duty activity between our major markets - particularly rapid disruptions - could increase the cost and potential availability of raw materials and components, as well as finished vehicles, which in turn would potentially increase consumer prices, reduce demand for our products and/or make our products less profitable.
We are also subject to other risks, such as increases in energy and fuel prices and fluctuations in prices of raw materials, including as a result of tariffs or other protectionist measures, changes to vehicle purchase incentive programs, and contractions in infrastructure spending in the jurisdictions in which we operate. In addition, these factors may also have an adverse effect on our ability to fully utilize our industrial capacity in some of the jurisdictions in which we operate. Several of the markets in which we operate have experienced or are experiencing challenging macroeconomic climates. Consumers have faced and may continue to face challenging cost inflation and higher fuel prices in particular, negative real wages and higher borrowing rates, which may continue to contribute to lower sales, particularly in the more profitable segments of our product mix. Unfavorable developments in any one or a combination of these risks (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies. For further discussion of risks related to the automotive industry, refer to the section “Risk Factors—Risks
Related to the Industry in which We Operate” for additional information..
We are subject to risks relating to geopolitical volatility and instability. For example, as a result of ongoing global conflicts, we may be subject to supply chain disruptions, energy and logistics cost inflation or other adverse impacts from increased global instability.
We are also subject to import and/or export restrictions (including the imposition of tariffs on raw materials and components we procure and on the vehicles we sell), and compliance with local laws and regulations in the markets in which we operate. For example, in Brazil, we have historically received certain tax benefits and other government grants, that favorably affected our results of operations which will expire at the end of 2032. Expiration of these tax benefits and government grants or any change in the amount of such tax benefits or government grants could have a material adverse effect on our business, financial condition and results of operations. More generally, unfavorable developments in our relationships with governments in the markets in which we operate could have a material adverse effect on our business, financial condition and results of operations.
We are also subject to other risks inherent to operating globally. For a discussion of certain tax-related risks related to our operating globally, refer to the section “Risk Factors—Risks Related to Taxation—We and our subsidiaries are subject to tax laws and treaties of numerous jurisdictions. Future changes to such laws or treaties could adversely affect us and our subsidiaries and our shareholders and holders of special voting shares. In addition, the interpretation of these laws and treaties is subject to challenge by the relevant governmental authorities” for additional information. European developments in data and digital taxation may also negatively affect some of our autonomous driving and infotainment connected services.
Unfavorable developments in any one or a combination of these risk areas (which may vary from country to country) could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies.
Our future performance depends on our ability to accurately predict market demand for electrified vehicles.
Our financial condition and results of operations will depend in part on our ability to successfully allocate resources between development and delivery of BEV and hybrid vehicles and production of internal combustion engines. In particular, because our profitability in North America is expected to continue to depend on demand for pickup trucks and larger SUVs, our performance will depend on our ability to continue to satisfy demand for pickup trucks and larger SUVs with internal combustion engines in North America while developing new BEVs and hybrid vehicles, or BEV/hybrid versions of existing nameplates. The design and development of new technology, products and services is a costly and uncertain process, requiring extensive capital investment and the ability to retain and recruit scarce talent. In addition to development costs, the production costs for BEVs and hybrid vehicles are also higher than for internal combustion engine vehicles. If we are not able to reduce these costs in the short to medium term, our margins may continue to be negatively impacted. In addition, there is evidence that consumer appetite for BEVs is slowing, which poses additional risks to the profitability of our electrification investments and, among other things, could require us to impair the value of these assets for accounting purposes or to make new investments into new technologies. For additional information on factors impacting our vehicle profitability, please refer to the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Trends,
Uncertainties and Opportunities – Vehicle Profitability” for additional information. If we are unable to achieve our electrification goals, we may be unable to earn a sufficient return on our related investments, which could have a material adverse effect on our business, financial condition and results of operations.
We face challenges in developing electrified vehicles with increased vehicle range, battery energy density and other new technologies that successfully compete with our peers. In addition, the availability of BEVs and PHEVs has fueled highly competitive pricing among automakers, which may significantly and adversely affect our profits with respect to the sale of such vehicles. Furthermore, technological capabilities acquired through costly investment may prove short-lived, for example, if technology and vehicle capability progresses more quickly than expected. In particular, our investments in
Leapmotor and Leapmotor International, our joint venture with Leapmotor to distribute their vehicles outside of China, may not significantly improve our ability to develop and sell competitive BEVs relative to our peers. Vehicle electrification may also negatively affect our after-sales revenues as BEVs are expected to require fewer repairs.
In the short to medium term, an economic slowdown and concomitant pressure on customers’ spending may disproportionately impact BEVs, which are significantly more expensive than internal combustion engine vehicles. This may adversely affect our sales of those vehicles that we are striving to bring to market.
In addition, we operate in a very competitive industry with our competitors routinely introducing new and improved vehicle models and features designed to meet evolving consumer expectations. As the market for BEVs grows, there could be increased opportunities for our competitors, including new entrants, such as non-OEM startup technology companies that may enter into alliances with our competitors, as well as startup OEMs, to obtain market share by introducing disruptive solutions that are attractive to consumers. Our competitors’ integration with non-OEM startup technology companies or the emergence of new significant OEM competitors could have a material adverse effect on our business, financial condition and results of operations. See “The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors.”
Our ability to successfully and profitably sell BEVs is also dependent on the development and implementation of government policies that support electrification in the markets in which we operate. If governments in the markets in which we operate do not establish and maintain policies that support electrification, including incentives that support consumer affordability and awareness, development of charging infrastructure and strengthening of the battery supply chain, this could have a material adverse effect on our business, financial condition and results of operations. Governments have also chosen, and additional governments may choose in the future, to dilute or eliminate supportive policies or delay electrification targets.
For example, in January 2025, the U.S. government rescinded its 2030 EV adoption targets and announced the intention to significantly reduce its support for electrification. Changing government policies may negatively impact the return on investments we have made, impair the value of related assets, and may make it more difficult to plan future investments, particularly if such policy changes result in a divergence in policy among governments.

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
In particular, if we are unable to deliver a broad portfolio of electrified vehicles that are competitively priced and meet consumer demands, if consumers prefer our competitors’ electrified vehicles or if the adoption of electrified vehicles develops slower than we expect, we may experience a material adverse effect on our business, financial condition and results of operations. Refer to the section “ — Our future performance depends on our ability to accurately predict market demand for electrified vehicles” for additional information. In addition, our portfolio renewal efforts have suffered delays in recent periods which has adversely affected our shipments and sales, particularly in North America and Enlarged Europe. If we are unable to fill existing gaps in our vehicle portfolio in a timely manner, our shipments, sales and market share will continue to be adversely impacted.
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
Further, as a result of the extended product development cycle and inherent difficulty in predicting consumer acceptance, a vehicle that is expected to be attractive may not generate sales in sufficient quantities and at high enough prices to be profitable. It can take several years to design and develop a new vehicle, and a number of factors may lengthen that schedule. For example, if we determine that a safety or emissions defect, mechanical defect or non-compliance with regulation exists with respect to a vehicle model prior to retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. Various elements may also contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, battery range, charging infrastructure development, fuel prices, general economic conditions, government regulations and changes in consumer preferences. In addition, vehicles we develop in order to comply with government regulations, particularly those related to fuel efficiency, greenhouse gas and tailpipe emissions standards, may not be attractive to consumers or may not generate sales in sufficient quantities and at high enough prices to be profitable. If these vehicles do not generate sales in sufficient quantities and at prices that are sufficiently profitable, it could have a materially adverse effect on our business, financial condition and results of operations. Refer to the section
“Risks Related to the Industry in which We Operate – The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than our competitors” for additional information.
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
operations.
We may be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any future work stoppages could have a material adverse effect on our business, financial condition and results of operations.
Our reliance on partnerships in order to offer consumers and dealers financing and leasing services in certain markets could adversely affect our vehicle sales.
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
Our financial services companies subject us to the risks inherent in that business.
We provide a range of financial services, including retail loans, leases and floorplan leasing to consumers and dealers, through joint ventures or wholly-owned subsidiaries in the key markets where we operate. These financial services companies, particularly our 100 percent owned captive finance companies in Argentina, Brazil, China and the U.S., subject us to the risks inherent in that business. These risks include reliance on debt markets and asset-backed financing transactions in order to provide the capital necessary to support their financing programs. Our financial services companies may be unable to access debt markets on acceptable terms, including due to market disruption, market volatility or perceived creditworthiness, or may be unable to originate sufficient receivables required in order to execute asset-backed financings.
The loans and leases originated by our financial services companies are subject to credit risk, which in turn is heavily influenced by economic conditions including inflation, interest rates and unemployment levels. In addition, our financial services companies rely on information from applicants and third party service providers when underwriting the loans and leases they originate and could experience increased credit risk if the information they receive is intentionally or negligently misrepresented. Our financial services companies must also project the expected residual values for the vehicles they lease and the actual proceeds received from the sale of those vehicles at lease termination may be lower than the amount projected due to unforeseen changes in market conditions for specific vehicle types or models, or industry-wide.
In addition, our financial services companies are subject to significant regulation by governmental authorities in the markets where they operate, which may impose significant costs and restrictions on their business. The market for automotive financing is also highly competitive and includes a variety of lenders, including banks, credit unions and independent finance companies.

If our financial services companies are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
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
Stellantis has also been progressively implementing a retailer distribution model in Europe that is intended to enable lower distribution costs, provide price transparency and introduce a more seamless customer experience. These and other changes in our product distribution methods may result in litigation with our dealer network, lengthen the timing or pattern of when we recognize revenue and increase our working capital requirements.
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
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems, as well as other central information systems and applications, employee workstations and other IT equipment. Our vehicles are also increasingly connected to external cloud-based systems while our industrial facilities have become more computerized. Our systems are susceptible to cybercrime and are regularly the target of threats from third parties, which could result in data theft, loss of control of data processed in an external cloud, compromised IT networks and stoppages in operations. In addition, a large percentage of our office personnel are following a
“remote work” model, which relies heavily on the use of remote networking and online conferencing services, and exposes us to additional cybersecurity risks.
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
In the event of a breach in security that allows third parties access to personal information, we will be subject to a variety of laws on a global basis that could require us to provide notification to the data owners and subject us to lawsuits, fines and other means of regulatory enforcement.
For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or four percent of annual worldwide revenue. In addition, the California Consumer
Privacy Act of 2018 and California Privacy Rights Act of 2020 provide California residents with significant data privacy rights. Several other states and countries where we do business have adopted laws and regulations imposing obligations regarding the handling of personal data. Complying with any new data protection-related regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that has a material adverse effect on our business, financial condition and results of operations.
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
We are also exposed to the risk of price fluctuations and supply disruptions and shortages, including due to supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, trade restrictions, tariffs, natural or man-made disasters, epidemics or pandemics of diseases, or production difficulties. Inflation has resulted in increased wages, fuel, freight and other costs and this trend may continue. We may also be exposed to an increased risk of supply disruptions or shortages during the transition of sourcing relationships as we continue to implement our best cost country sourcing strategy. To the extent we are unable to recoup related cost increases through pricing actions, our profits will decrease. In addition, even if we are able to increase prices, there may be a time lag between our cost increases and price adjustments, which may cause volatility in our earnings and cash flows. To the extent such inflation continues, increases, or both, it may reduce our margins and have a material adverse effect on our financial performance.
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
In the automotive business, sales to consumers and fleet customers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers and fleet customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand, particularly related to new technologies (for example, technologies related to compliance with evolving emissions regulations). Refer to the section “— Our business may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which we have little or no control” for additional information.
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
Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. In addition, our profitability depends in part on our ability to adjust pricing to reflect increasing technological costs (refer to the section “—Our future performance depends on our ability to offer innovative, attractive and fuel efficient products” for additional information). An increase in any of these risks could have a material adverse effect on our business, financial condition and results of operations.
Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could adversely affect our business.
In response to the global inflationary surge that began in the first half of 2022, central banks in several markets aggressively increased interest rates, which have been reflected in interest rates across credit markets, including consumer credit. While central bank rates began to decrease in 2024, interest rates have remained high and future trends in the cost of consumer credit remain unclear. More expensive vehicle financing may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates continue to increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease our vehicles. Although inflation may be abating and certain central banks appear to have adopted a softer monetary stance, elevated consumer credit rates may remain in place in the medium-term. As a result, if consumer interest rates remain or increase further, or lending standards tighten, we may experience a material adverse effect on our business, financial condition and results of operations.
We are subject to risks related to natural and industrial disasters, terrorist attacks, pandemics and climatic or other catastrophic events.
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
Risks Related to the Legal and Regulatory Environment in which We Operate
Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may result in additional liabilities and negatively affect our operations and results.
As we seek to comply with government regulations, particularly those related to vehicle safety, fuel efficiency, and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. For example, we have made significant investments, including through joint ventures, to secure the supply of batteries that are a critical requirement to support our electrification strategy and fuel efficiency and greenhouse gas compliance plans. In addition, government regulations are not harmonized across jurisdictions and the regulations and their interpretations may be subject to change on short notice.
Regulatory requirements in relation to greenhouse gas emissions from vehicles, such as by the CARB in the U.S., are increasingly stringent. In addition, under a March 2024 agreement with CARB to settle and resolve claims and disputes regarding CARB’s regulation of automotive greenhouse gas emissions, we agreed to meet certain zero emission vehicle commitments if CARB cannot implement its ACC II ZEV program due to judicial or federal action, including in the event the
EPA revokes CARB’s ability to enforce ACC II ZEV standards.

An increasing number of cities globally have also introduced restricted traffic zones, which do not permit entry to vehicles unless they meet strict emissions standards. As a result, consumer demand may shift towards vehicles that are able to meet these standards, which in turn could lead to higher research and development costs and production costs for us. A failure to comply with applicable emissions standards may lead to significant fines, vehicle recalls, the suspension of sales and third-
party claims and may adversely affect our reputation. We are particularly exposed to this risk in markets where regulations on fuel consumption are very stringent, particularly in Europe. In addition, the harmful effects of atmospheric pollutants and greenhouse gases, on ecosystems and human health have become an area of major public concern and media attention. As a result, we may suffer significant adverse reputational consequences, in addition to penalties, in the event of non-compliance with applicable regulations.
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
Furthermore, some of our competitors may be capable of responding more swiftly to increased regulatory requirements, or may bear lower compliance costs, thereby strengthening their competitive position compared to ours. Refer to the section “The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors” for additional information.
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
We are subject to a number of European governmental inquiries relating to diesel emissions, as well as related private lawsuits in the U.S. and, with increasing frequency, in Europe. For more information regarding these governmental inquiries and private lawsuits, refer to “Legal Proceedings.” The results of these unresolved governmental inquiries and private lawsuits cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on
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
For more information regarding the GM litigation, please refer to “Legal Proceedings” elsewhere in this report for additional information.
In addition, we and other Brazilian taxpayers have significant disputes with the Brazilian tax authorities including recent disputes challenging the methodology utilized to calculate domestic tax incentives and the ability to optimize the realization of accumulated tax credits. We believe that it is more likely than not that there will be no significant impact from these disputes. However, given the current economic conditions and uncertainty in Brazil, new tax laws or more significant changes such as tax reform may be introduced and enacted. Changes to the application of existing tax laws may also occur or the realization of accumulated tax benefits may be limited, delayed or denied. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
For additional risks regarding certain proceedings, refer to the section “We remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect our reputation with consumers” for additional information.
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
In 2024, we decided to recall approximately 7.3 million vehicles. Recall costs substantially depend on the nature of the remedy and the number of vehicles affected and may arise many years after a vehicle’s sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and cause consumers to question the safety or reliability of our products. Given the intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high. Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. These factors, including any failure rate that exceeds our assumptions, could have a material adverse effect on
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
In addition, our policies relating to diversity, inclusion and equal opportunity in the workplace, while compliant with applicable law, may lead to heightened scrutiny from stakeholders who support or oppose these policies, which could impact our reputation and result in an adverse effect on our business, financial condition and results of operations.
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
Some of our defined benefit pension plans are currently underfunded. For example, as of December 31, 2024, our defined benefit pension plans were underfunded by approximately €2.4 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. Refer to Note 2, Basis of preparation-Significant accounting policies—Employee benefits within the Consolidated Financial Statements included elsewhere in this report.
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
If we were to fail to maintain a permanent establishment in France, the available French tax losses carried forward, which may be utilized to offset against 50 percent of French taxable income each year, would be forfeited. This risk will decline as available tax losses are utilized and will extinguish once all French tax losses have been used.
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

Corporate Governance
Corporate Governance
Introduction
Stellantis N.V. is a public company with limited liability, incorporated and organized under the laws of the
Netherlands. The Company qualifies as a foreign private issuer under the NYSE listing standards and its common shares are listed on the NYSE and on the regulated markets of Euronext Paris and Euronext Milan.
In accordance with the NYSE listing rules, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the updated Dutch corporate governance code of the Dutch Corporate Governance Code Monitoring Committee, which entered into force on January 1, 2023 (the “Dutch Corporate Governance Code”). The Dutch Corporate Governance Code
contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and its relationship with the annual general meeting (“AGM”)
In this report, the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose, any material departure from the best practice provisions of the Dutch Corporate Governance Code in its current and future annual reports.
Corporate Offices and Home Member State
The Company is incorporated under the laws of the Netherlands. It has its corporate seat (statutaire zetel) in
Amsterdam, the Netherlands, and the place of effective management of the Company is in the Netherlands.
The business address of the Company’s corporate seat is Taurusavenue 1, 2132LS Hoofddorp, the Netherlands.
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
Board of Directors
Stellantis has a single-tier board of directors. Pursuant to the Articles of Association, the Board of Directors consists of three or more directors (the “Directors”). On January 4, 2021, eleven Directors were elected, including Mr. Carlos Tavares who resigned from his position of Chief Executive Officer and member of the Board of Directors on December 1, 2024. As of the date of this report, the Board of Directors is composed of ten Directors who were elected on January 4, 2021, with the exceptions of Mr. Benoît Ribadeau-Dumas, who was appointed by the 2023 Annual General Meeting held on April 13, 2023 to replace Andrea Agnelli who resigned effective as of the same date and Ms. Claudia Parzani, who was appointed by the
2024 Annual General Meeting held on April 16, 2024 to replace Kevin Scott, who resigned effective as of the same date, based on the nomination arrangements included in the Articles of Association and the combination agreement.The appointment of the Directors (with the exceptions of Mr. Ribadeau-Dumas and Ms. Parzani) became effective as of January
17, 2021 (the “Governance Effective Time”), when the Stellantis governance came into force. Following the Governance
Effective Time, the initial term of office of each of the Chairman, Chief Executive Officer, Senior Independent Director and
Vice Chairman is five years and therefore the term of office of the Chairman, Senior Independent Director and Vice
Chairman shall lapse immediately after the close of the first annual general meeting held after five years since the
Governance Effective Time, while the initial term of office for each of the other Directors are four years beginning on the
Governance Effective Time, with the exceptions of Mr. Ribadeau-Dumas, whose term is two years from the 2023 Annual
General Meeting and Ms. Parzani, whose term is one year from the 2024 Annual General Meeting, and their term of office shall lapse immediately after the close of the first annual general meeting held after four years since the Governance Effective
Time, or, with respect to Mr. Ribadeau-Dumas and Ms. Parzani respectively, two years from the 2023 Annual General
Meeting and one year from the 2024 Annual General Meeting. Under the Articles of Association, after the initial term, the term of office of Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first Stellantis annual general meeting held after two years have lapsed following the appointment. Each Director may be re-appointed for an unlimited number of terms at any subsequent AGM.
The Board of Directors as a whole is responsible for oversight of the strategy and management of the Company with particular focus on the development and supervision of the strategy for sustainable long-term value creation. In our Dare
Forward 2030 strategic plan we elaborate on our long-term value creation plans and objectives. According to Dutch Law and article 20.2 of the Stellantis’ Articles of Association, the chairperson of the Board of Directors shall be independent and have the title of Senior Independent Director. The Board of Directors is currently composed of one executive Director (the
“Chairman”) and nine non-executive Directors. Pursuant to article 3(b) of the Regulations of the Board of Directors, if the
Chairman is an executive director, he/she will be consulted on important strategic matters affecting the Company: budget/
long-term strategic planning; mergers and acquisition transactions, including significant joint-ventures, investments and divestments; strategic evolution of the brand portfolio and significant product investment; appointments, succession planning and compensation for key positions in the Company; institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance; significant public relations matters and major communication events/topics; interaction with principal shareholders and key partners; and providing leadership to the Board of Directors and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management, in each case, without prejudice to the powers of the Board of Directors. On December 1, 2024, the Board of Directors
resolved to appoint Mr. Elkann, the Chairman, pursuant to Article 20.11 of the Company's Articles of Association to
temporarily assist the Board in the management of the Company with full powers and authority for the management of the day-to-day business of the Company and to represent Stellantis N.V. in all matters with sole power of representation.
Therefore, as of the date of this report, the general authority to represent the Company is vested in the Board of Directors and
Mr. Elkann acting individually.
On December 2, 2024, the Company announced that, while the process to announce the new permanent Chief
Executive Officer was well under way, managed by a Special Committee of the Board, and was expected to be concluded within the first half of 2025, the IEC was established with immediate effect. The IEC is responsible for the direction and oversight of the Company. The IEC is chaired by Mr. Elkann and formed by the following executives whose responsibilities are as follows:
•Mr. Xavier Chéreau (Human Resources, ESG & Heritage);
•Mr. Ned Curic (Product Development & Technology and Free2move);
•Mr. Arnaud Deboeuf (Manufacturing and Supply Chain);
•Mr. Antonio Filosa (North America, South America, Quality, Chrysler, Dodge, Ram, Jeep and the Design North
America organization, including Maserati Design;
•Ms. Béatrice Foucher (Planning);
•Mr. Jean-Philippe Imparato (Enlarged Europe, Pro One, Abarth, Alfa Romeo, Citroën, DS, Fiat, Lancia, Opel,
Peugeot and the Design Europe organization);
•Mr. Doug Ostermann (Finance);
•Mr. Maxime Picat (Purchasing and Supplier Quality and the regions of Middle East & Africa, India & Asia
Pacific, and China together with Leapmotor International); and
•Mr. Philippe de Rovira (Affiliates).
In support of the IEC and reporting directly to the Chairman are the following Executive Vice Presidents: Ms. Clara
Ingen-Housz (Corporate Affairs and Communications), Mr. Olivier Bourges (Customer Experience), Mr. Giorgio Fossati
(General Counsel), Mr. Santo Ficili (Maserati and Alfa Romeo) and Mr. Olivier Francois (Marketing in addition to FIAT,

Abarth). Mr. Richard Palmer was appointed as Special Adviser to the Chairman and designated to attend the meetings of the
IEC to act as a sounding board for the leadership team.
Within this governance structure, the Board of Directors considers subjects that link to the strategic plan. Climate being a key topic, the Board of Directors ensures that the strategy fits with the Stellantis sustainable long-term vision and climate resilience objectives, but also that related risks and opportunities stemming from the effects of climate change are properly identified and managed. The Chairman and the IEC are responsible for defining the overall environmental strategy, including climate-related policies. The Chairman reports to the Board of Directors. Major strategic projects with significant impact on the CO2 emissions of the Company or its products are brought to the Board of Directors for review and decisions.
Those projects can be related to vehicle CO2 emissions reduction, as well as product planning or new mobility offers with
CO2 emission reduction targets. Other major projects that can be impacted by the consequences of climate change, such as location of new sites, are also reviewed by the Board of Directors. The Board of Directors reviews the related financial implications of strategic projects with significant impact on CO2 emissions, such as the capital expenditures or strategic transformation needed to implement these projects. The Board of Directors discusses these projects for approval after being informed about aspects such as CO2 emission consequences and expected changes in the future mobility market. Stellantis’
strategic climate commitments, their implementation and their progress versus targets, are presented to the Board of
Directors, in order to deliver relevant information on the climate-related sustainability issues impacting the organization.
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of
Stellantis as of the date of this report. The business address of each person listed below is c/o Taurusavenue 1, 2132LS
Hoofddorp, the Netherlands. The term of office of the Chairman, Senior Independent Director and Vice Chairman will expire immediately after the close of the AGM in 2026. The term of office of the other Directors will expire immediately after the close of the AGM in 2025.

Name	Gender	Year of Birth	Position	Nationality	Term(1)	Independent
John Elkann	M	1976	Chairman and Executive Director	Italy	5 years	No
Robert Peugeot	M	1950	Vice Chairman and Non- Executive Director	France	5 years	No
Henri de Castries	M	1954	Senior Independent Director and Non-Executive Director	France	5 years	Yes
Fiona Clare Cicconi	F	1966	Non-Executive Director	UK & Italy	4 years	Yes
Nicolas Dufourcq	M	1963	Non-Executive Director	France	4 years	Yes
Ann Frances Godbehere	F	1955	Non-Executive Director	Canada & UK	4 years	Yes
Wan Ling Martello	F	1958	Non-Executive Director	U.S.	4 years	Yes
Claudia Parzani	F	1971	Non-Executive Director	Italy	1 year	Yes
Benoît Ribadeau-Dumas	M	1972	Non-Executive Director	France	2 years	No
Jacques de Saint-Exupéry	M	1957	Non-Executive Director	France	4 years	No
________________________________________________________________________________________________________________________________________________
(1) Since the Governance Effective Time or, with respect to Mr. Ribadeau-Dumas, since the 2023 AGM and to Ms. Parzani since the 2024 AGM
In accordance with Articles of Association and the combination agreement, Kevin Scott (replaced in 2024 by Ms.
Parzani) and Ms. Wan Ling Martello were nominated by FCA; Mr. Henri de Castries and Ms. Ann Frances Godbehere by
PSA; Mr. Elkann and Mr. Ribadeau-Dumas by Exor; Mr. Nicolas Dufourcq by BPI; Mr. Robert Peugeot by EPF/Peugeot
Invest; and Ms. Fiona Clare Cicconi and Mr. Jacques de Saint-Exupéry in representation of FCA and PSA employees, respectively. Refer to “Articles of Association and Information on Stellantis Shares —Nomination Rights” included elsewhere in this report for a description of certain binding nomination arrangements set forth in the Articles of Association, which will apply to future terms of office.
The members of the Board and its committees are selected on the basis of expertise, experience, personal qualities, age, sex or gender identity and nationality. Following the 2024 AGM, four seats of the Board of Directors out of eleven were occupied by women, equivalent to 40 percent according to the calculation methodology set by EU Directive 2022/2381. The average ratio of female to male board members was 57 percent. Following the resignation of Mr. Tavares on December 1,
2024, four seats of the Board of Directors out of ten were occupied by women, confirming the 40 percent according to the calculation methodology set by EU Directive 2022/2381, while the average ratio of female to male board members became
67 percent. The nationalities of the members of the Board of Directors were reasonably consistent with the geographic footprint of Stellantis’ business and no nationality counted for more than 60 percent of the members of the Board of
Directors. One member was under the age of 50 at the day of their nomination.
Members are selected on the basis of professional and personal qualifications to ensure a complementary skill set that enables effective oversight of the Company’s strategy and include a variety of profiles in terms of professional and personal background, gender and nationality. The skills of the members of the Board of Directors relate to either specific operational experiences or performance as responsible for oversight over major challenges at other corporations where the directors are also board members and are summarized in the following matrix:

	Climate Change	Human Rights	Risk Management	Cyber security	New Business Model	Industry	Corporate Social Responsibility	Governance	Financial and Accounting	Board memberships
John Elkann		✓			✓	✓	✓	✓	✓	4
Robert Peugeot			✓		✓	✓	✓	✓	✓	4
Henri de Castries	✓	✓	✓				✓	✓	✓	3
Fiona Clare Cicconi		✓	✓				✓	✓		—
Nicolas Dufourcq	✓	✓			✓	✓		✓	✓	2
Ann Frances Godbehere	✓		✓				✓	✓	✓	2
Wan Ling Martello		✓	✓		✓	✓			✓	3
Claudia Parzani		✓					✓	✓		2
Benoît Ribadeau- Dumas			✓					✓		5
Jacques de Saint-Exupéry									✓	—
We have determined that the following six of our ten Directors qualify as independent for purposes of NYSE rules,
Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code: Ms. Cicconi, Mr. de Castries, Mr. Dufourcq,
Ms. Godbehere, Ms. Martello, and Ms. Parzani, meaning 60 percent of the members of the Board were independent as of year end. The Board of Directors has also appointed Mr. de Castries as Senior Independent Director and non-executive Director in accordance with Section 2.1.9 of the Dutch Corporate Governance Code.
Directors are expected to prepare themselves for and attend all Board of Directors meetings, the AGM and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.
During 2024, there were eight meetings of the Board of Directors. The average attendance at those meetings was
97.77 percent.
Summary biographies for the current Directors of Stellantis are included below:
John Elkann (Chairman and Executive Director) – John Elkann was appointed Chairman of Stellantis on January
17, 2021. He had previously been Chairman of Fiat S.p.A. from 2010 and joined its board in 1997.
Born in New York in 1976, Mr. Elkann obtained a scientific baccalauréat from Lycée Victor Duruy in Paris and an engineering degree from Politecnico di Torino. He began his career at General Electric in 2001, gaining international experience across Asia, Europe, and North America.
As Ferrari N.V.’s Chairman since 2018, Mr. Elkann has been bolstering its leadership in innovation, luxury and sport competitions while preserving its iconic legacy. In 2009, he established Exor N.V., which is currently the largest shareholder of companies such as Ferrari N.V., Koninklijke Philips N.V. and CNH Industrial N.V., in addition to Stellantis.
In 2023, Mr. Elkann founded Lingotto, a long-term investment management company. Mr. Elkann is a board member of Meta Platforms, Inc. and a trustee of the Museum of Modern Art (MoMA). He also chairs the Agnelli Foundation,

a philanthropy focused on education, and is a member of the JP Morgan International Council and the Allianz International
Advisory Board.
Robert Peugeot (non-executive Director) – Robert Peugeot is Vice Chairman and a non-executive Director of
Stellantis. Mr. Peugeot joined the PSA Supervisory Board as permanent representative of FFP (now known as Peugeot
Invest) in April 2014, and became Vice Chairman and a non-executive Director of Stellantis in January 2021. Born in France
in 1950, Mr. Peugeot is a graduate of École Centrale de Paris and Institut Européen d’Administration des Affaires (INSEAD).
Mr. Peugeot held various executive positions within the PSA Group. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA’s Executive Committee. In addition, Mr. Peugeot serves as Chairman of the board of Peugeot Invest S.A. a board member of Peugeot 1810 S.A.S.; permanent representative of Peugeot 1810 on the board of Forvia SE; director of Peugeot Invest UK Ltd.; managing director of SC Rodom; board member of Safran S.A.;
member of the supervisory board of Soparexo S.C.A.; director of Financière Guiraud S.A.S. and observer on the supervisory board of Rothschild & Co.
He is a Knight of the French National Order of Merit and a Knight of the French Legion of Honour.
Henri de Castries (non- executive Director) – Henri de Castries is Senior Independent Director and a non-
executive Director of Stellantis. Born in France in 1954, he is a graduate of École des Hautes Etudes Commerciales (HEC)
and École Nationale d’Administration (ENA).
Mr. de Castries was the chairman of the management board of AXA S.A. from 2000 and chairman and chief executive officer from April 2010 until September 2016. He previously worked for the French Finance Ministry Inspection
Office and the French Treasury Department. In addition, Mr. de Castries currently serves as chairman of Europe Senior advisor of General Atlantic; chairman of the board of directors of AXA Assurances Vie Mutuelle; and lead director on the board of directors of LVMH. Mr. de Castries became Senior Independent Director and a non-executive Director of Stellantis in January 2021.
Fiona Clare Cicconi (non-executive Director) – Fiona Clare Cicconi is an employee representative on the
Stellantis Board of Directors. Born in London in 1966, Ms. Cicconi became Chief People Officer for Google in January 2021.
Prior to that she was Executive Vice President and Chief Human Resources Officer at AstraZeneca PLC from 2014 to 2020.
Ms. Cicconi started her career at General Electric, where she held various human resources roles within the oil and gas business. Subsequently, she spent a number of years at Cisco, overseeing human resources in Southern Europe and then industrial and employee relations in EMEA, before joining F. Hoffmann La Roche in 2006. There, she was most recently responsible for global human resources for Global Technical Operations. Ms. Cicconi became an employee representative on the Board of Directors of Stellantis in January 2021.
Ms. Cicconi holds a diploma in international business studies from Leeds Metropolitan University.
Nicolas Dufourcq (non-executive Director) – Nicolas Dufourcq is a non-executive Director of Stellantis. Born in
France in 1963, Mr. Dufourcq is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale
d’Administration (ENA).
Mr. Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the French
Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20 billion in 2000. Between 1998 and 2003, he was
CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Mr. Dufourcq joined
Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Mr. Dufourcq has been the chief executive officer of Bpifrance SA. In addition, Mr. Dufourcq serves as chief executive officer of Bpifrance Investissement
S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance
Participations S.A.; and chairman of the supervisory board of STMicroelectronics N.V. Mr. Dufourcq became a non-
executive Director of Stellantis in January 2021. He served as permanent representative of Bpifrance Participations S.A. on the board of directors of Orange from January 2017 to January 2021.

Ann Frances Godbehere (non–executive Director) – Ann Frances Godbehere is a non-executive Director of
Stellantis. Ms. Godbehere was born in Canada in 1955.
Ms. Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in
1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of Northern
Rock bank in the initial period following its nationalization. Ms. Godbehere has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Until May 2019, Ms. Godbehere
served as a non-executive director of Rio Tinto plc and Rio Tinto Limited. She was also senior independent director of Rio
Tinto plc. In addition, Ms. Godbehere currently serves as a non-executive director of Shell plc and as an independent non-
executive director of HSBC Holdings plc. She is also a non-executive director of HSBC Bank plc. Ms. Godbehere is a fellow of the Institute of Chartered Professional Accountants and a fellow of the Certified General Accountants Association of
Canada. She became a non-executive Director of Stellantis in January 2021.
Wan Ling Martello (non-executive Director) – Wan Ling Martello is a non-executive Director of Stellantis. Born in Manila, the Philippines, in 1958, Ms. Martello currently serves as a Founding Partner at BayPine, a private equity firm, a role she has held since 2020. She has served on the board of directors of Alibaba Group since 2015 and Uber Technologies,
Inc. since 2017.
From 2015 to 2018, Ms. Martello served as executive vice president and chief executive officer of the Asia,
Oceania, and sub-Saharan Africa regions at Nestlé. From 2012 to 2015, Ms. Martello served as Nestlé’s chief financial officer, and from 2011 to 2012 she served as Nestlé’s executive vice president. From 2005 to 2011, Ms. Martello was a senior executive at Walmart Stores, Inc., a retail corporation, where she served as executive vice president for global ecommerce and executive vice president, chief financial officer & strategy. Ms. Martello became a non-executive Director of Stellantis in
January 2021.
Ms. Martello holds an MBA from the University of Minnesota and a BS from the University of the Philippines.
Claudia Parzani (non-executive Director) – Claudia Parzani is a non-executive Director of Stellantis. Ms. Parzani was born Brescia, Italy in 1971. Ms. Parzani is a Senior Advisor at Linklaters LLP, an international law firm, where she is a previous member of the Executive Committee and partner specializing in corporate issues and corporate governance.
Since 2022, Ms. Parzani has been Chair of the board of directors of Borsa Italiana S.p.A., the Italian stock exchange, after previously serving as Deputy Chair and a non-executive director. Ms. Parzani is also Deputy Chair Il Sole 24 Ore S.p.A.
and the Italian group of the Trilateral Commission. Ms. Parzani is currently a member of the advisory board of UNHCR Italy and the supervisory committee of Parks- Liberi e Uguali. She is also Chair of the Strategic Council of Fondazione Italia per il
Dono.
From 2017 to 2022, she was Chair of Allianz S.p.A., having previously served as a non-executive director. Ms.
Parzani has also served as an external member of the board of directors of Politecnico di Milano.
Benoît Ribadeau-Dumas (non-executive Director) - Benoît Ribadeau-Dumas is a non-executive Director of
Stellantis. Mr. Ribadeau-Dumas was born in France in 1972. He graduated from École Polytechnique and attended the École
Nationale d’Administration.
Mr. Ribadeau-Dumas is a Managing Director at Exor N.V. He is also an advisory board member at bioMéreiux SA, a multinational biotechnology company. Mr. Ribadeau-Dumas began his career at the French Council of State in 1997 before joining Thales, a leading French technology group in aerospace and defense, as Director of Business Development. He held various roles within the company until 2009 when he was named CEO of Thales Underwater Systems. Mr. Ribadeau-Dumas later served as Senior Executive Vice President at CGG, a geoscience company now known as Veridien, and as a member of the management board of ZodiacAerospace and CEO of its Aerosystems branch. In 2017, he joined the Cabinet of the French
Prime Minister as Chief of Staff. Mr. Ribadeau-Dumas became a non-executive Director of Stellantis in April 2023.
Jacques de Saint-Exupéry (non-executive Director) – Jacques de Saint-Exupéry is an employee representative on the Stellantis Board of Directors. Born in France in 1957, Mr. de Saint-Exupéry graduated from the Bordeaux Business
School.

Mr. de Saint-Exupéry has held various positions within PSA, and now Stellantis, since 1984. Since 2011, he has worked within the management control team covering the activities of the corporate finance and treasury department as well as the financial communication department.
In addition, Mr. de Saint-Exupéry has been involved in trade-union activity since 2008, including as secretary of the works council of PSA. Mr. de Saint-Exupéry became an employee representative on the Stellantis Board of Directors in
January 2021.
Amount and Composition of the Remuneration of the Board of Directors
Details of the remuneration of the Board of Directors and its committees are set forth within the section
“Remuneration Report” included elsewhere within this report.
Directors' Share Ownership
The table below shows the number of Stellantis common shares owned by members of the Board of Directors as at
February 26, 2025:

Directors Owning Stellantis Common Shares	Shares	Percent of Class
John Elkann	1,152,462	—%
Robert Peugeot	15,000	—%
Henri de Castries	21,000	—%
Fiona Clare Cicconi	11,662	—%
Nicolas Dufourcq	—	—%
Ann Frances Godbehere	9,650	—%
Wan Ling Martello	—	—%
Claudia Parzani	—	—%
Benoît Ribadeau-Dumas	—	—%
Jacques de Saint-Exupéry	1,000	—%
No members of Senior Management beneficially own 1 percent or more of the Company’s common shares.
Board Practices and Committees
Board Regulations
On January 17, 2021, the Board of Directors adopted its current regulations and approved certain revisions on
October 10, 2024, to introduce the position of the non-executive director for employee engagement and related role and responsibility. Board of Directors regulations deal with matters that concern the Board of Directors and its committees internally (the “Board Regulations”).
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
The Audit Committee
On August 2, 2021, the Board of Directors adopted the current charter of the Audit Committee and approved certain revisions on February 12, 2024 in order to reflect the Audit Committee’s new responsibility to assist and advise the Board of
Directors on the integrity of the Company’s sustainability disclosures and reports in accordance with applicable reporting standards, including the EU Corporate Sustainability Reporting Directive (“CSRD”).
The Audit Committee is responsible for assisting and advising the Board of Directors with respect to, inter alia: (i)
the integrity of the Company’s financial statements, including any published interim reports, related press releases and other related corporate communications; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the integrity of the Company’s disclosures and reports on environmental, social, human rights and governance factors (“sustainability reporting”) in accordance with applicable reporting standards and the adequacy and effectiveness of the Company’s internal controls and audit in relation to sustainability reporting; (iv) the Company’s policy on tax planning; (v) the Company’s financing; (vi) the
Company’s applications of information and communication technology, including risks relating to cybersecurity; (vii) the systems of internal controls that management and the Board of Directors have established; (viii) the Company’s compliance with legal and regulatory requirements; (ix) the Company’s compliance with recommendations and observations of internal and independent auditors; (x) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board of Directors, the independent auditors, the Company’s management and internal audit department; (xi) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xii)
the qualifications, independence, oversight and remuneration of the Company’s independent auditors and any non-audit services provided to the Company by the independent auditors; (xiii) the selection of the independent auditor by recommending an independent auditor for nomination, appointment or dismissal by the Company’s AGM; (xiv) the performance of the Company’s internal auditors and independent auditors; (xv) risk management and risk assessment guidelines and policies, including major financial risk exposure, and the steps taken to monitor and control such risks; and
(xvi) the implementation and effectiveness of the Company’s ethics and compliance program.
The Audit Committee currently consists of Ms. Godbehere (Chairperson), Ms. Martello, Mr. de Castries and Ms.
Parzani. The Audit Committee is elected by the Board of Directors and is comprised of independent Directors. The Senior
Independent Director or a former executive Director may not serve as chairman of the Audit Committee. Audit Committee members are required (i) not to have any material relationship with the Company or perform the functions of auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the
Dutch Corporate Governance Code; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee should be a
“financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC and section 2(3) of the Decree on the
Establishment of an Audit Committee (Besluit instelling auditcommissie). No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the
Company, the Chief Financial Officer and the Chief Audit and Compliance Officer attend its meetings while the CEO, or the executive director appointed to temporarily assist the Board, pursuant to Article 20.11 of the Company's Articles of
Association, in the management of the Company with full powers and authority, are entitled to attend meetings of the Audit
Committee unless the Audit Committee determines otherwise and shall attend the meetings of the Audit Committee, if the
Audit Committee so requires. The Audit Committee shall meet with the independent auditors at least once per year outside the presence of the executive Directors and management.

Our Board of Directors has determined that Ms. Godbehere, Ms. Martello and Mr. de Castries are “audit committee financial experts”. All Audit Committee members are independent directors under the NYSE rules, Rule 10A-3 of the
Exchange Act and the Dutch Corporate Governance Code.
During 2024, twelve meetings of the Audit Committee were held. The average attendance of its members at those meetings was 95.83 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, 2024 and the full year 2023, as well as the shipments and revenues related to the first and third quarters of the year. The
Committee, with the assistance of the Chief Financial Officer and other Company officers mainly from finance, internal audit and compliance, and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of certain areas such as enterprise risk management, tax, treasury, acquisitions, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity and information technology matters. The
Committee is charged with assisting and advising the Board of Directors with respect to the implementation and effectiveness of the Company’s ethics and compliance program, among other things. In so doing, the Audit Committee oversees and monitors the quality and completeness of the Company’s global compliance policies and practices with respect to applicable legal and regulatory requirements, as well as with the requirements and objectives of the Company’s Code of Conduct and
Integrity Helpline, and, in 2024, reviewed human rights roadmap and the Company’s stakeholders engagement policy.
During 2024, the Committee proposed to the Board of Directors, and the Board of Directors approved, the amendment of its charter to reflect new responsibility to assist and advise the Board on the integrity of the Company's sustainability disclosures and reports in accordance with applicable reporting standards, including the new EU Corporate Sustainability Reporting
Directive.
The Audit Committee meets with the Company’s management, including finance, audit and compliance, and legal staff to discuss, among other things, any significant legal, regulatory, Code of Conduct or other compliance related matters, arising anywhere in the world, that could have a material adverse effect on the Company’s business, financial statements or operations.
The Committee also assists and advises the Board of Directors and acts under authority delegated by the Board of
Directors, with respect to among others the Company’s policy on tax planning adopted by management. Independent auditors attended all the meetings providing regular information to the Committee on their activity. The Committee reviewed the annual internal audit plan, the performance of external auditor, and received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal audit activity was reviewed on a regular basis with the Chief
Audit and Compliance Officer attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
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
The Remuneration Committee currently consists of Ms. Martello (Chairperson), Mr. de Castries, Ms. Cicconi, Mr.
Peugeot and Mr. Ribadeau-Dumas. The Remuneration Committee is elected by the Board of Directors, which shall appoint one of its members as Chairperson of the Remuneration Committee, and is comprised of at least three non-executive
Directors, more than half of whom shall be independent under Dutch Corporate Governance Code. Unless decided otherwise by the Remuneration Committee, the Chief Human Resources and Transformation Officer attends its meetings. For a period of four years from January 17, 2021, the Chairperson shall be selected from among the independent directors nominated by
FCA (or his or her replacement) and shall meet the requirements set forth in Section 5.1.4 of the Dutch Corporate
Governance Code as Chairperson of the Remuneration Committee.
During 2024, four meetings of Stellantis’ Remuneration Committee were held with 95 percent attendance of its members at those meetings. The Remuneration Committee approved the 2023 Remuneration Report and continued its engagement with shareholders since 2022 for feedback and dialogue regarding the Company’s compensation philosophy and pay practices. Details of the activities of the Remuneration Committee are included in the Remuneration Report section included elsewhere in this report.
The ESG Committee
On October 6, 2021, the Board of Directors adopted the current charter of the ESG Committee, which amended the former charter of the Governance and Sustainability Committee, by focusing on the ESG matters in addition to the tasks previously included. The Board of Directors approved certain revisions to the ESG Committee charter on February 12, 2024, in order to reflect the Audit Committee’s new responsibility to assist and advise the Board of Directors on the integrity of the
Company’s sustainability disclosures and reports in accordance with applicable reporting standards, including the EU CSRD.
The ESG Committee is responsible for, inter alia, assisting and advising the Board of Directors with: (i) monitoring, evaluating, and reporting to the Board of Directors on the strategy, targets and achievements relating to ESG matters globally of the Company and its subsidiaries; (ii) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors; (iii) periodic assessment of the size and composition of the Board of Directors; (iv) periodic assessment of the performance of individual Directors and reporting on this to the Board of Directors; (v) proposals for nomination and re-nomination of executive and non-executive Directors; (vi) supervision of the policy on the selection and appointment criteria for top executive management; and (vii) proposing and supervising the policy regarding succession planning for the Board of Directors and top executive management.
The ESG Committee currently consists of Mr. de Castries (Chairperson), Ms. Cicconi, Mr. Dufourcq, Ms. Parzani
and Mr. Ribadeau-Dumas. The ESG Committee is elected by the Board of Directors and is comprised of at least three non-
executive Directors according to its charter. More than half of its members shall be independent under the Dutch Corporate
Governance Code. For a period of four years from January 17, 2021, the Chairperson shall be selected among the independent directors nominated by PSA (or his or her replacement).
During 2024, three meetings of Stellantis ESG Committee were held with 100 percent attendance of its members at those meetings. The ESG Committee reviews the Company’s ESG roadmap, achievements and disclosures in accordance with the 2030 Dare Forward strategic plan and its implementation. In addition, the ESG Committee periodically assesses the performance of individual directors and reports on this to the Board of Directors.
In 2024, the ESG Committee recommended to the Board of Directors the nomination of Ms. Parzani as a candidate for non-executive director position at the 2024 AGM. In addition, the Committee recommended to the Board of Directors the amendment of its charter to reflect new responsibility of the Audit Committee, and assisted the Board of Directors by reviewing non-financial information included in 2023 Annual Report and ESG results in 2023 in terms of environmental impact of Company’s owned activities and action plans in terms of greenhouse gas (“GHG”) emission and energy management, water withdrawal, waste management and biodiversity. The Committee discussed the implementation of human rights policy and the Company’s approach to stakeholders engagement, under the policy approved during 2023, and the
Mobility Forum as a primary example of that approach.
The ESG Committee receives updates from management on several topics including the Company transformation through the development of human capital, the global philanthropy strategy, global, European and U.S. trends in governance and new EU and U.S. rules related to sustainability reporting.
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
Senior Management
The Company’s management is led by Mr. Elkann who was appointed to temporarily assist the Board in the management of the Company with full powers and authority. Mr. Elkann is the chairman of the IEC, which is responsible for the direction and oversight of the Company. The following executives, designated as Senior Management, are the members of the IEC and the General Counsel:
•Mr. Elkann (Chairman);
•Mr. Chéreau (Human Resources, ESG & Heritage);
•Mr. Curic (Engineering and Technology, Software and Free2move);
•Mr. Deboeuf (Manufacturing and Supply Chain);
•Mr. Filosa (North America, South America, Quality,Chrysler, Dodge, Jeep, Ram, and the Design North
America organization, including Maserati Design);
•Ms. Foucher (Planning);
•Mr. Imparato (Enlarged Europe, Pro One, Abarth, Alfa Romeo, Citroën, DS, FIAT, Lancia, Opel and Peugeot.
The Design Europe organization will also report to this position);
•Mr. Ostermann (Finance);
•Mr. Picat (Purchasing and Supplier Quality and the regions of Middle East & Africa, India & Asia Pacific, and
China together with Leapmotor International);

•Mr. de Rovira (Affiliates); and
•Mr. Giorgio Fossati (General Counsel).
Summary biographies for these individuals are included below. For the biography of Mr. Elkann, see above.
Xavier Chéreau - Xavier Chéreau was appointed Head of Human Resources, ESG & Heritage in December 2024
and previously served as Chief Human Resources & Transformation Officer. He has built his entire career path within the field of human resources and has alternated between the Head office and operations activities within different sites and divisions. These have included R&D, manufacturing, and support functions. Mr. Chéreau joined Groupe PSA in 1994 and subsequently held the position of Employment & Mobility Manager for Europe. He went on to become Social Relations
Manager at the Poissy plant in France and then Head of Social Innovation and Management institute within the Group.
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
He was born in Paris, France in 1968.
Ned Curic – Ned Curic was appointed Chief Engineering and Technology Officer in July 2023 and previously served as Chief Technology Officer.
From June 2017, Mr. Curic was Vice President, Alexa Automotive at Amazon, spearheading its efforts in the automotive industry. He began his career in 1996 in the field of Engineering Systems at Northrop Grumman, a U.S.-based multinational aerospace and defense technology company. Following a brief period in the financial industry, Mr. Curic joined
Microsoft in 2002 where he held various roles in consulting, product, security and advisory. He entered the automotive industry in 2013, as Group Vice President & Chief Technology Officer at Toyota Motor North America and, in 2015 became
Co-founder and Executive Vice President, Technical Director and Board Member at Toyota Connected.
Mr. Curic studied Informatics and Computer Science, and received a Master’s in Business Administration from
Pepperdine University, George L. Graziadio School of Business and Management in 2012. He was born in Novi Pazar,
Yugoslavia in 1971.
Arnaud Deboeuf– Arnaud Deboeuf is the Chief Manufacturing and Supply Chain Officer for Stellantis. In 2020, he
was appointed Executive Vice President of Manufacturing and Supply Chain for Groupe PSA. Mr. Deboeuf joined Groupe
PSA in 2019 as Senior Vice President for Industrial Strategy.
Mr. Deboeuf started his career at Renault in 1993 as a Powertrain Process Engineer followed by experience in manufacturing. In 2002, he joined Renault’s purchasing function and took responsibility for Renault Samsung Motors (South
Korea). In 2008, he began development of the Dacia Duster and ultimately had responsibility for development of the entire
Global Access range. In 2015, Mr. Deboeuf was appointed Senior Vice President of Renault-Nissan Alliance CEO office.
Mr. Deboeuf is a graduate of Ecole Polytechnique (Paris) and Ecole Nationale des Ponts et Chaussées (Paris). He
was born in Reims, France in 1967.
Antonio Filosa– Antonio Filosa was appointed as Chief Operating Officer for North America in October 2024 and
took on global leadership of Quality in February 2025. He has also previously served as Stellantis’ Chief Operating Officer for South America and the Chief Executive Officer of the Jeep brand.
Mr. Filosa has extensive experience in purchasing and manufacturing operations, as well as overall business management and strategy. He joined the Fiat Group in 1999 where he assumed roles of increasing responsibility, including plant manager of the Betim (Brazil) facility and Head of Purchasing for the Latin America region. Mr. Filosa also served as the Head of Argentina as well as the Head of Alfa Romeo and Maserati brands for the Latin America region, positions he held from 2016 and 2018, respectively. He also served as FCA’s Chief Operating Officer of Latin America and was a
member of its Group Executive Council beginning in March 2018.
Mr. Filosa has a master’s degree in engineering from Politecnico di Milano (Italy). He was born in Naples, Italy in
1973.
Béatrice Foucher – Béatrice Foucher was appointed Chief Planning Officer in July 2023. Previously, Ms. Foucher
was Brand CEO for DS Automobiles, a position she held from January 2020.
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
After a Master’s Degree in engineering in Agronomics Science at AgroParisTech, Ms. Foucher completed a Master of Science in Quality and Audit at ESCP Business School & Centrale Supelec in France. She was born in Saintes, France in
1964.
Jean-Philippe Imparato - Jean-Philippe Imparato is Chief Operating Officer for Enlarged Europe. He previously served as Brand CEO of Alfa Romeo.
Mr. Imparato built a 30-year career path at Groupe PSA, mainly focused on sales, quality and retail activities. He spent the first decade of his career working, alternately for Peugeot and Citroën, in field sales management activities. In 1998,
Mr. Imparato was in charge of Mercosur for Citroën, before joining the central corporate team in charge of International
Organisation and Audit missions for Groupe PSA in 2000. He was appointed Vice President in charge of Quality in the PSA-
DFM joint venture with DPCA in Wuhan, China in 2003. In 2006, Mr. Imparato was named Director of Supplier Quality in the Global Purchasing Department of Groupe PSA.
He was appointed Senior Vice President in 2007, in charge of the Citroën Italy National Sales Company. In 2010,
Mr. Imparato was named Director of Peugeot International Operations and in 2012 was named Director of European Sales and Marketing activities. He was named Director of the PSA Retaili Owned Network business in 2013. From 2016 through
2020, Mr. Imparato was CEO of the Peugeot brand.
Mr. Imparato has a business degree from Grenoble Ecole de Management. He was born in Sète, France in 1966.
Doug Ostermann – Doug Ostermann was appointed Chief Financial Officer in October 2024 and has been a member of Stellantis’ Top Executive Committee since November 2023. Mr. Ostermann previously served as Chief Operating
Officer for China and as Chief Financial Officer and Head of Strategy for China.
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
Maxime Picat– Maxime Picat was appointed Chief Purchasing and Supplier Quality Officer in June 2022. Mr. Picat
previously served as Chief Operating Officer for Enlarged Europe.
Mr. Picat joined Groupe PSA in 1998 and has a broad industrial experience; after various jobs in manufacturing in
Mulhouse, he became manufacturing manager at the Group’s Sochaux plant before being appointed as managing Director for the manufacturing facility of Wuhan, China, in 2007. In 2011, Mr. Picat was appointed Managing Director of DongFeng
Peugeot Citroën Automobiles (DPCA) in China, having previously held the role of Deputy Managing Director between 2008 and January 2011. In 2012, he was appointed Chief Executive Officer for the Peugeot Brand. From 2016 to January 2021,
Mr. Picat was Executive Vice President for Europe and Member of the Managing Board.
Mr. Picat was born in Schiltigheim, France in 1974. He is a civil engineering graduate from the Ecole des Mines
Paris.
Philippe de Rovira – Philippe de Rovira was appointed Chief Affiliates Officer for Sales Finance, Used Cars, Parts
and Service, Circular Economy and Retail Network. Mr. de Rovira joined Groupe PSA in 1998 where he held various positions in Corporate & Manufacturing Finance before acting as Financial Controller in the Madrid and Poissy plants. In
2009, he became the Chief Financial Officer for Latin America and in 2012 Controller of the PSA Sales Division. In 2013,
Mr. de Rovira was appointed Senior Vice President and took responsibility for various functions of PSA Sales division, including B2B & Used Cars sales, Network Development & Quality of Service, CRM & Digital, Outbound Logistics and the
management of car flow (Sales & Operations Planning). In 2015, he was appointed Group Controller. In 2017, after the acquisition by Groupe PSA, Mr. de Rovira joined Opel Vauxhall as Chief Financial Officer and member of the Opel
Vauxhall Managing Board. In 2018, he was appointed to the position of Group Chief Financial Officer as an Executive Vice
President within the Group and a member of the Global Executive Committee. From 2018, Mr. de Rovira was also in charge of the Used Cars Business Unit.
Mr. de Rovira is a graduate of the ESSEC Business School based in Paris. He was born in Paris, France in 1973.
Giorgio Fossati – Giorgio Fossati was appointed General Counsel. He was appointed Corporate General Counsel of
FCA in November 2014. Previously, Mr. Fossati was General Counsel of FIAT, a position to which he was appointed in
2011. Previously he had been General Counsel of Fiat Auto since 2002, following other positions of increasing responsibility within the Fiat Legal department. Prior to that, Mr. Fossati worked in positions of increasing responsibility in the legal department at Iveco S.p.A.
Mr. Fossati earned his master’s degree in law from the University of Turin School of Law. He was born in
Orbassano, Italy in 1961.
Senior Management
The aggregate compensation expense for the members of Senior Management listed above was €23 million for the year ended December 31, 2024, which included €7 million for share-based compensation expense, nil for short-term employee benefits and €2 million for pension and similar benefits.
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

Share Capital
The authorized share capital of Stellantis amounts to €90,000,000, divided into 4,500,000,000 common shares with a nominal value of €0.01 each, 4,499,750,000 class A special voting shares and 250,000 class B special voting shares.
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
On April 16, 2024, the AGM resolved to cancel, in one or more tranches, any or all common shares in the share capital of the Company which were held by the Company on the date of the 2024 AGM plus the number of common shares that may be acquired by the Company under the authorization granted by the same AGM. In execution of that resolution, the
Company cancelled 142,090,297 common shares on June 20, 2024 and 136,801,451 common shares on December 20, 2024.
The AGM also resolved to cancel all 208,622 class B special voting shares held by the Company in its own capital. Those class B special voting shares were cancelled on June 20, 2024 and class B special voting shares were no longer part of the
Company’s capital.
At December 31, 2024, there were 2,880,492,279 common shares, 866,410,716 class A special voting shares and 0 class B special voting shares issued and outstanding.
At December 31, 2024, 15,581,288 common shares and 111,508 class A special voting shares were held by the
Company in treasury.
As of February 25, 2025, the share capital of the Company consisted of: 2,896,073,567 common shares,
866,522,224 Class A special voting shares and 0 Class B special voting shares.
On July 31, 2017, PSA issued 39,727,324 equity warrants in favor of GM, at the unit price of €16.3386515, giving entitlement to subscribe for PSA ordinary shares, on the basis of one PSA ordinary share for one equity warrant, at an exercise price of €1.00 per PSA ordinary share, between July 31, 2022, and July 31, 2026. At the Governance Effective Time,
each of the 39,727,324 outstanding equity warrants was converted into one equity warrant giving entitlement to subscribe
1.742 Stellantis common shares (each, a “Warrant”) at an exercise price equal to €1.00 per Warrant, between July 31, 2022, and July 31, 2026.
On September 13, 2022, Stellantis N.V. and General Motors Holdings LLC, a subsidiary of GM executed a share repurchase agreement (“SRA”) related to the 69,125,544 common shares in Stellantis, representing approximately 2.2 percent of Stellantis’ share capital (on a diluted basis), that GM was entitled to receive upon the exercise of the Warrants following the adjustment in connection with certain transactions carried out by Stellantis, as described above. Upon exercise of the
Warrants, Stellantis also delivered to GM approximately 1.2 million common shares of Faurecia and an aggregate cash amount of approximately €130 million for rights to dividends paid by PSA and Stellantis. Pursuant to the SRA, the issue and the repurchase of Stellantis common shares both occurred on September 15, 2022. The purchase price paid by Stellantis for the common shares amounted, in total, to €923 million. Such amount was based on the volume-weighted average price of one
Stellantis common share on the regulated market of Euronext in Milan over the last five trading days prior to September 14,
2022. The purchase of Stellantis common shares by Stellantis from GM was carried out under the authority granted by the general meeting of April 13, 2022.
Stellantis common shares and special voting shares have been created under the laws of the Netherlands.
Stellantis common shares are registered shares represented by an entry in the shareholders’ register of Stellantis. The
Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, share certificates will be issued in such a form as will comply with the requirements of such a foreign stock exchange and Dutch law. A register of shareholders is maintained by Stellantis in the Netherlands and a branch register is maintained in the U.S.
on Stellantis’ behalf by Computershare Trust Company, N.A., which serves as Stellantis’ branch registrar and transfer agent in the U.S..
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
Special voting shares are registered shares represented by an entry in the shareholders’ register of Stellantis. No share certificates have been issued with respect to the special voting shares. No right of pledge may be established on special voting shares and the voting rights attributable to special voting shares may not be assigned to an usufructuary.
Additional information on Stellantis’ equity as of December 31, 2024, is contained in Note 28, Equity, within the
Consolidated Financial Statements included elsewhere in this report for additional information.
Directors
Set forth below is a summary of the material provisions of the Articles of Association relating to our Directors. This summary does not restate the Articles of Association in their entirety.
The members of the Board of Directors are appointed by the AGM, taking into account the nomination rights set out in the Articles of Association and further described under “Nomination Rights”.
The initial term of office of each of the Chairman, Senior Independent Director, and Vice Chairman is five years, in each case beginning on the Governance Effective Time. The initial term of office for each of the other Directors is four years beginning on the Governance Effective Time (with the exceptions of Mr. Ribadeau-Dumas, whose initial term of two years starting from the 2023 AGM and Ms. Parzani, whose initial term of one year starting from the 2024 AGM). Such initial terms of office shall lapse immediately after the close of the first AGM held after the applicable period have lapsed since the
Governance Effective Time or the applicable AGM. Under Articles of Association, after the initial term, the term of office of the Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office shall lapse immediately after the close of the first AGM held two years following the appointment. Each Director may be reappointed for an unlimited number of terms.
Stellantis has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the remuneration policy, the Board of Directors may determine the remuneration for Directors in respect of the performance of their duties. The Board of Directors must submit plans to award shares or the right to subscribe for shares to the AGM for its approval.
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
•if, at any time within the six years following the Governance Effective Time or on the sixth anniversary of the
Effective Time, both (i) the number of Stellantis common shares held by EPF/Peugeot Invest and/or their affiliates increases to a number of shares corresponding to eight percent or more of the issued and outstanding
Stellantis common shares and (ii) the number of Stellantis common shares held by BPI and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis common shares, then EPF/Peugeot Invest will be entitled to nominate a second Director to the Board of Directors in replacement of the BPI nominee (the “EPF/Peugeot Invest Additional Director”).
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
Pursuant to the Articles of Association, the AGM may at all times overrule a binding nomination for the appointment of a Director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of Stellantis.
Additionally, the Articles of Association provide that the nomination rights of a Nominating Shareholder lapse upon a Change of Control of such Nominating Shareholder. A “Change of Control” is defined in Article 1.1. of the Articles of
Association as any direct or indirect transfer carried out by a shareholder that is not an individual through one or a series of related transactions as a result of which (i) a majority of the voting rights in such shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, management board or similar governing body of such shareholder has been transferred to the transferee of such shares, provided that no Change of Control will be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same controlling person, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree, (c) the fair market value of the Qualifying Common Shares (as defined under “—Loyalty Voting Structure”) held by such shareholder represents less than 20 percent of the total assets of the Transferred Group at the time of the transfer and the
Qualifying Common Shares held by such shareholder, in the sole judgment of Stellantis, are not otherwise material to the
Transferred Group or the change of control transaction.
Article 1.1 of the Articles of Association defines “Transferred Group” as the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same Change of Control transaction.
No Liability to Further Capital Calls
All of the outstanding Stellantis common shares and special voting shares are fully paid and non-assessable.
Discriminating Provisions
Except for the voting limitations described in this section under “—AGM and Voting Rights —Voting Limitations”, there are no provisions of the Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.
Issuance of shares
The AGM, or alternatively the Board of Directors if it has been designated to do so at the AGM, shall have authority to resolve on any issuance of shares and rights to subscribe for shares.
The Board of Directors was irrevocably authorized, for a period of three years from January 16, 2021 to issue common shares and rights to subscribe for common shares up to in aggregate (i) ten percent of the issued common shares for general corporate purposes as of January 16, 2021, plus (ii) an additional ten percent of the issued common shares as of such date, if the issuance and/or the granting of rights to subscribe for common shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors. The Board of Directors was also designated, for a period of three years from January 16, 2021, as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the foregoing authority of the Board of Directors to issue Stellantis common shares and grant rights to subscribe for
Stellantis common shares. Refer to the “Rights of Pre-emption” section elsewhere in this report. The AGM held on April 13,
2023 and 16, 2024 resolved to extend the authorization of the Board of Directors as per the date it lapses for a period of 18 months. Current authorization, resolved by AGM held on April 16, 2024 will lapse on October 15, 2025. The authorization is limited to 10 percent of the issued common shares for general corporate purposes as per the date of the 2024 AGM (April 16,
2024) and can be used for any and all purposes. The AGM, or the Board of Directors if so designated in accordance with the
Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what is required in relation thereto under Dutch law and the Articles of Association.
If the Board of Directors is designated by the AGM to have authority to decide on the issuance of shares or rights to subscribe for shares, such a designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such a designation. When making such designation the duration of the Board of
Directors’ relevant authority, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
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
The AGM may resolve to limit or exclude the rights of pre-emption upon an issuance of Stellantis common shares, which resolution requires approval of at least two-thirds of the votes cast if less than one-half of the issued and outstanding share capital is present or represented at the AGM. If more than one-half of the issued and outstanding share capital is present or represented at the AGM, an absolute majority of the votes cast is required. The Articles of Association, or the AGM, may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of
Stellantis common shares. Pursuant to Dutch law, the designation by the AGM may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Stellantis common shares. In the proposal to the AGM in respect of the Board of Directors’ authority to resolve to limit or exclude such rights of pre-emption, the reasons for the proposal and the choice of the intended price of issue will be explained in writing.
Repurchase of Shares
Upon agreement with the relevant shareholder, Stellantis may acquire fully paid-up shares in its own share capital at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and the Articles of Association, for consideration if: (i) Stellantis’ shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained pursuant to Dutch law and the Articles of
Association; (ii) Stellantis would thereafter not hold a pledge over Stellantis common shares, or together with its subsidiaries, hold Stellantis common shares with an aggregate nominal value exceeding 50 percent of Stellantis’ issued share capital; and
(iii) the Board of Directors has been authorized to do so by the AGM.
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
The acquisition of fully paid-up shares by Stellantis other than for no consideration (om niet) requires authorization by the AGM. Such authorization may be granted to the Board of Directors for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition by Stellantis of shares for employees of Stellantis, or another company of Stellantis, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. In case of acquisition of shares by Stellantis for employees of Stellantis, such shares must be officially listed on the price list of an exchange.
Stellantis may, including jointly with its subsidiaries, hold Stellantis common shares in its own capital exceeding one-tenth of its issued and outstanding capital for no more than three years after acquisition of such Stellantis common shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Stellantis common shares held by Stellantis in excess of the amount permitted shall transfer to all members of the Board of Directors jointly at the end of the last day of such three-year period.
Each member of the Board of Directors shall be jointly and severally liable to compensate Stellantis for the value of the
Stellantis common shares at such a time, with interest payable at the statutory rate on such shares. The term “Stellantis common shares” as used in this paragraph shall include depositary receipts for shares and shares in respect of which Stellantis holds a right of pledge.
No votes may be cast at an AGM on behalf of the Stellantis common shares held by Stellantis or its subsidiaries. In addition, no voting rights may be cast at an AGM in respect of Stellantis common shares for which depositary receipts have been issued that are owned by Stellantis. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by
Stellantis and its subsidiaries in Stellantis share capital are not excluded from the right to vote on such shares if the right of usufruct or pledge was granted prior to the time such shares were acquired by Stellantis or its subsidiaries. Neither Stellantis nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.
Reduction of Share Capital
The Stellantis common shares held in treasury by Stellantis and all issued class A special voting shares may be cancelled, and the nominal value of shares may be reduced, with the approval of the AGM.
A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the AGM if less than one-half of the issued and outstanding share capital is present or represented at the meeting. If more than one-half of the issued and outstanding share capital is present or represented at an AGM, an absolute majority of the votes cast is required.
Class A special voting shares may be cancelled by resolution taken by a majority of at least two-thirds of the votes cast at an AGM, subject to the approval of the meeting of holders of the class A special voting shares. Cancellation of class A special voting shares shall take place without repayment of the nominal value of the special voting shares, and such nominal value shall be added to the special capital reserve.
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

Stellantis common shares are freely transferable. The Stellantis common shares registered in the Loyalty Register pursuant to Stellantis’ loyalty voting structure and special voting shares are subject to the transfer restrictions described under
“—AGM and Voting Rights—General Meetings and —Loyalty Voting Structure—Terms and Conditions of the Special
Voting Shares—Withdrawal of Special Voting Shares”.
Exchange Controls and Other Limitations Affecting Shareholders
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, Stellantis common shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Stellantis common shares.
Annual Accounts and Independent Auditor
Stellantis’ financial year is the calendar year. Within four months after the end of each financial year, the Board of
Directors shall prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by an annual report and an auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis common shares are listed. Stellantis shall make such annual accounts, annual report, and auditor’s report available for inspection at Stellantis’ office. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the AGM. The annual accounts, the annual report and independent auditor’s report are made available through Stellantis’ website to the shareholders for review as from the day of the notice convening the AGM. If it is justified in view of Stellantis’ activities or the international structure of its Company, as determined by the Board of
Directors, Stellantis’ annual accounts or its consolidated accounts may be prepared in a foreign currency.
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
The Board of Directors, or the AGM upon a proposal of the Board of Directors, may resolve to make distributions from
Stellantis’ share premium reserve or from any other reserve (other than the special capital reserve), provided that payments from reserves other than the Special Voting Shares Dividend Reserve may only be made to holders of Stellantis common shares.
Holders of special voting shares shall not receive any dividends in respect of the special voting shares; however,
Stellantis shall maintain a separate dividend reserve for the special voting shares (“Special Voting Shares Dividend Reserve”)
for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares (as further described under “—Loyalty Voting Structure —AGM and —Voting Rights—General Meetings”). A distribution from the
Special Voting Shares Dividend Reserve or the (partial) release of the Special Voting Shares Dividend Reserve, shall require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares, and shall be made exclusively to the holders of special voting shares in proportion to the aggregate nominal value of their special voting shares.
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
Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the AGM, be distributed as dividends on the Stellantis common shares only. The Board of Directors may resolve that distributions will be made payable either in Euro or in another currency. The Board of Directors, or the AGM upon a proposal by the Board of
Directors, may resolve that a distribution will, wholly or partially, be made other than in cash, including in the form of

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
Dividends and other distributions will be made payable in the manner and at such date(s) as the Board of Directors or the AGM upon a proposal by the Board of Directors will determine.
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
Amendments to the Articles of Association, including Variation of Rights
A resolution of the AGM to amend the Articles of Association or to wind up Stellantis may be approved only if proposed by the Board of Directors and approved by a vote of an absolute majority of the votes cast, provided that a resolution to amend Stellantis’ corporate seat and/or place of effective management will require a majority of at least two-
thirds of the votes cast.
The rights of shareholders may be changed only by amending the Articles of Association in compliance with Dutch law, provided that rights specific to nominating shareholders set out in the Articles of Association cannot be amended without the prior written approval of such shareholder.
Dissolution and Liquidation
The AGM may resolve to dissolve Stellantis upon a proposal of the Board of Directors thereto. In the event of dissolution, Stellantis will be liquidated in accordance with Dutch law and the Articles of Association and the liquidation shall be arranged by the members of the Board of Directors, unless the AGM appoints other liquidators. The AGM will appoint, and decide on the remuneration of, the liquidators. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.
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
Election and Removal of Directors
Any Director may be suspended or dismissed at any time by resolution of the AGM. A resolution of the AGM to suspend or dismiss a Director appointed upon a binding nomination will require a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital, unless the person who made the binding nomination for such Director supports the suspension or dismissal (as the case may
be), in which case an absolute majority of the votes cast is required.
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
From January 17, 2021, shareholders will only be able to receive class A special voting shares and not class B special voting shares. Class B special voting shares were created at the Governance Effective Time in order to be held by FCA shareholders
(other than Exor) who held FCA special voting shares prior to such time. In December 2022 all class B special voting shares were exchanged for class A special voting shares in accordance with the Terms and Conditions of Special Voting Shares. On
June 20, 2024, the remaining number of class B special voting shares was cancelled in accordance to the resolution adopted by the AGM on April 16, 2024.
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
Pursuant to Section 13 of the Terms and Conditions of Special Voting Shares, any amendment to the Terms and
Conditions of Special Voting Shares (other than merely technical, non-material amendments) may only be made with the approval of the shareholders at an AGM.
Special Voting Shares Foundation
Pursuant to the Articles of Association, Stichting Stellantis SVS, a Dutch foundation (stichting) (the “SVS
Foundation”) has an option right to subscribe for a number of class A special voting shares up to the number of class A special voting shares included in the Company’s authorized share capital from time to time. This option right can only be exercised by the SVS Foundation to facilitate the loyalty voting structure as set forth in the Articles of Association and the
Terms and Conditions of Special Voting Shares. An option right has been granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of Qualifying Common Shares in the future will receive their special voting shares without requiring a resolution from the AGM. Under the structure of the SVS Foundation, once a shareholder of the
Company becomes entitled to receive one special voting share for each Qualifying Common Share, the Company issues such special voting shares to the SVS Foundation pursuant to the SVS Foundation’s exercise of its option right and, thereafter, the
SVS Foundation transfers the special voting shares to such shareholder. Issuing shares to the SVS Foundation is a technical device to ensure that special voting shares will be available for issue to eligible shareholders once such shareholders acquire the right to the special voting shares.
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

Change of Control
A shareholder with common shares registered in the Loyalty Register must promptly notify Stellantis in the event of a Change of Control with respect to such shareholder and must make a de-registration request with respect to his or her
Qualifying Common Shares or Electing Common Shares registered in the Loyalty Register. The de-registration request leads to a withdrawal of the special voting shares as described under “—Withdrawal of Special Voting Shares”. Notwithstanding
Stellantis not receiving any such notification, it may, upon becoming aware of a Change of Control, initiate the de-
registration of the relevant shareholder’s Qualifying Common Shares or Electing Common Shares.
AGM and Voting Rights
AGM
At least one AGM shall be held every year, with such meeting to be held within six months after the close of the financial year. The purpose of the AGM is, inter alia, the adoption of the annual accounts, the allocation of profits (including the proposal to distribute dividends), granting discharge to Directors in respect of the performance of their duties, the appointment of Directors, if applicable, and the discussion of any other item duly included in the agenda.
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
Shareholders individually or jointly representing at least ten percent of the issued share capital may request in writing, stating the matters to be dealt with, that the Board of Directors call an AGM.
If the Board of Directors fails to take the necessary steps to ensure a meeting can be held within eight weeks, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene an AGM. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he or she is not satisfied that the applicants have previously requested in writing, stating the exact subjects to be discussed, that the Board of Directors convene an AGM.
General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (including Schiphol Airport), the
Netherlands, and shall be called by the Board of Directors, the Chairman, the Senior Independent Director or the CEO, in
such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the 42nd day prior to the day of the meeting. All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on Stellantis’ corporate website and such an announcement shall remain accessible until the relevant AGM.
Any communication to be addressed to the AGM by virtue of Dutch law or the Articles of Association may be either included in the notice referred to in the preceding sentence or, to the extent provided for in such notice, on Stellantis’
corporate website and/or in a document made available for inspection at the office of Stellantis and such other place(s) as the
Board of Directors shall determine. Convocations of general meetings of shareholders may be sent to shareholders entitled to attend through the use of an electronic means of communication to the address provided by such shareholders to Stellantis for this purpose. The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law and the Articles of Association. An item proposed in writing by such a number of shareholders who, individually or in the aggregate, hold at least three percent of Stellantis’ issued share capital, will be included in the notice or will be announced in a manner similar to the announcement of the notice, provided that Stellantis has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the 60th day before the day of the meeting.
Convocation, Agenda, Minutes and Attendance
The agenda of the AGM shall contain, inter alia, the following items:
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
The Board of Directors will provide the AGM with all requested information, unless this would be contrary to an overriding interest of Stellantis. If the Board of Directors invokes an overriding interest, it must give reasons.
When convening an AGM, the Board of Directors shall determine that, for the purpose of Article 24 and Article 26 of the Articles of Association, persons with the right to vote or attend meetings will be considered those persons who have these rights at the 28th day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may register for the meeting, the final registration date for that AGM (which final registration date will be the seventh day prior to the meeting unless otherwise determined by the Board of Directors (the
“Final Registration Date”)) and the manner in which the right to vote or attend the meeting can be exercised.
The AGM shall be presided over by the Chairman, or, in his absence, by the Senior Independent Director or, in the absence of both the Chairman and the Senior Independent Director, by the person chosen by the Board of Directors to act as chairman for such meeting. One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be adopted by the chairman and secretary of the meeting and signed by them in witness of such adoption. The minutes of the AGM shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which shareholders shall have the opportunity to react to the minutes in the following three months. In the event an amendment to the minutes is required, the amended minutes will then be adopted by the chairman and the secretary of the meeting and signed by them in witness of such adoption. If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.
As a prerequisite to attending the AGM and, to the extent applicable, exercising voting rights, the shareholders and other persons entitled to attend the meeting shall be required to inform the Board of Directors in writing of their intention to attend the AGM within the time frame mentioned in the convening notice. At the latest, this notice must be received by the
Board of Directors on the Final Registration Date. Shareholders and those permitted by Dutch law to attend the general meetings of shareholders may choose to be represented at any meeting by a proxy duly authorized in writing, provided they notify Stellantis in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. Such proxy is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting. The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each AGM, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such a meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the
Board of Directors may, for each AGM, decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. The notice will state whether the foregoing provisions regarding electronic voting apply and the procedure for exercising the electronic voting rights.
Prior to being allowed admittance to an AGM, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his or her name and, to the extent applicable, the number of votes to which he or she is entitled. Each shareholder and other person attending an AGM by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of
Directors. In case an attorney attends the meeting on behalf of a shareholder, or another person entitled to attend, the name(s)
of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairman of the meeting may determine the time during which shareholders and others entitled to attend the
AGM may speak, if he or she considers this desirable, with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.
Stellantis is exempt from the proxy rules under the Exchange Act.
Voting Rights at General Meetings
Subject to the restrictions described under “—Voting Limitations,” every Stellantis share (whether common share or special voting share) shall confer the right to cast one vote at an AGM. Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented. All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association or the Dutch Civil Code. Blank
votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted. Voting by acclamation shall be permitted if none of the shareholders present or represented objects. No voting rights shall be exercised in the AGM for common shares owned by the
Company or by a subsidiary of the Company. However, pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall not be excluded from exercising their voting rights if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.
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
Voting Limitations
No shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, shall be able to exercise, directly or indirectly, voting rights at an AGM reaching or exceeding the 30 percent or more of the votes that could be cast at any AGM (“Voting
Threshold”), including after giving effect to any voting rights exercisable through Stellantis special voting shares. Any voting right reaching or exceeding the Voting Threshold shall be suspended. Furthermore, the Articles of Association provide that, before each AGM, any shareholder that would be able to exercise voting rights reaching or exceeding the Voting Threshold must notify Stellantis, in writing, of its shareholding and total voting rights in Stellantis and provide, upon written request by
Stellantis, within three days of such request being made, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. The Voting Threshold restriction (i)
may be removed following a resolution passed to that effect by the meeting of Stellantis shareholders with a majority of at least two-thirds of the votes cast (for the avoidance of doubt, without giving effect to any voting rights exercisable through
Stellantis special voting shares, and subject to the aforementioned Voting Threshold) and (ii) shall lapse upon any person holding more than 50 percent of the issued Stellantis common shares (other than Stellantis special voting shares) as a result of a public offer for Stellantis common shares.
Shareholders’ Votes on Certain Transactions
Any important change in the identity or character of Stellantis must be approved by the AGM, including (i) the transfer to a third party of the business of Stellantis or practically the entire business of Stellantis; (ii) the entry into or breaking off of any long-term cooperation of Stellantis or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Stellantis; and (iii) the acquisition or disposal by Stellantis or a subsidiary of an interest in the capital of a company with a value of at least one-third of Stellantis’ assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of Stellantis.
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
For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as
“shares”: (i) common shares or special voting shares; (ii) depositary receipts for shares (or negotiable instruments similar to such receipts); (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds); and (iv)
options for acquiring the instruments under (i) or (ii).
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
•voiding a resolution adopted by the AGM, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the AGM until the court makes a decision about such voiding; and

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
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Stellantis regarding its application of the applicable financial reporting standards and thereafter (ii) make informal arrangements with the Company that must be observed in the future or make a notification to the Company that its financial reports do not meet the applicable financial reporting standards, which notification may be accompanied by a recommendation to the Company to issue a press release on the subject matter. If we do not adequately comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports; or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
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
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines, cease-and-
desist orders (and the publication of such penalties, fines and orders), imprisonment or other sanctions.
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
Disclosure Requirements under Italian law and European Union law
Further disclosure requirements apply to Stellantis under Italian law and French law by virtue of the listing of
Stellantis’ shares on Euronext Milan and Euronext Paris, respectively. Summarized below are the most significant requirements to be complied with by Stellantis in connection with the admission to trading of Stellantis common shares on
Euronext Milan and the admission to listing and trading on Euronext Paris. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).
In particular, the following main disclosure obligations will apply to Stellantis:
•The following articles of Legislative Decree no. 58/1998, or the Italian Financial Act (as well as the implementing regulations enacted by the Commissione Nazionale per le Società e la Borsa (“CONSOB”)
thereunder) effective as of the date of this report: article 92 (equal treatment principle), article 113-ter (general provisions on regulated disclosures), article 114 (information to be provided to the public), article 114-bis
(information concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB upon the authority’s request), articles 180 through 187-quaterdecies (relating to insider trading and market manipulation) and article 193 (fines for breach of disclosures duties);
•the General Regulation of the Autorité des Marchés Financiers (“AMF”), article 223-16 (obligation to disclose on a monthly basis the total number of shares and voting rights comprising Stellantis’ share capital if these numbers have changed compared to the most recently disclosed numbers) and article 223-20 (obligation to file with the AMF certain changes to the Articles of Association). The information required to be published in
France may be published in French or English; and
•the applicable law concerning market abuse and, in particular, article 7 (“Inside Information”), article 17 (Public disclosure of Inside Information), article 18 (Insider lists) and article 19 (Managers’ transactions) of the Market
Abuse Regulation, as well as implementing regulations promulgated thereunder.
In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends and relevant “ex date” and “record date”) will apply to Stellantis.
The foregoing is based on the current legal framework and, therefore, it may vary following any subsequent regulatory changes adopted by the concerned member states and competent authorities.
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
The Board of Directors approved the Stellantis Code of Conduct on March 2, 2021, as further described below. In addition, as provided for by the Dutch Corporate Governance Code and required by the Dutch Gender Diversity Act, the
Board of Directors has adopted the profile of the non-Executive Directors, a policy of bilateral contacts with shareholders, and a policy on diversity in the composition of the Board of Directors.
In 2024 the Board of Directors approved certain revisions to the Profile of non-Executive Directors in order to provide criteria for the selection and appointment of the non-executive director for Employee Engagement.
Code of Conduct
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
The Code applies to the members of the Board of Directors, officers and to all full-time or part-time employees, temporary workers, and contract workers. Stellantis also expects its stakeholders, including suppliers, dealers, distributors, and joint venture partners, to act with integrity and in accordance with the Code.
The Code focuses on four main areas:
(a)protection of the Stellantis workforce;
(b)the way Stellantis conducts business;
(c)Stellantis’ interaction with external parties; and
(d)protection of Stellantis assets and information.
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
Stellantis closely monitors the effectiveness of and compliance with the Code through appropriate governance and oversight by the Ethics and Compliance Committee and implementation of the Company’s compliance roadmap, which is the result of, among other things, an analysis and investigation of the allegations made in the Integrity Helpline, benchmarking, risk assessments, and auditing. On a regular basis, the Chief Audit and Compliance Officer informs the CEO, or the executive director appointed to temporarily assist the Board, pursuant to Article 20. 11 of the Company's Articles of Association, in the
management of the Company with full powers and authority, and the Audit Committee on the major findings. For all Code violations, remedial actions taken are commensurate with the seriousness of the case and comply with local legislation.
The Stellantis Code of Conduct and the Stellantis Integrity Helpline are available in the Governance section of the
Company’s website at https://www.stellantis.com/en/group/governance/corporate-regulations.
Insider Trading Policy
The insider trading policy was initially adopted on October 10, 2014, by the Board of Directors of Fiat Investments
and subsequently amended and revised by the Board of Directors of FCA to improve its effectiveness and scope. On January
17, 2021, the Board of Directors amended the policy in connection with the listing of Stellantis’ common shares on Euronext
Paris. The insider trading policy sets forth guidelines and recommendations to all Directors, officers, and employees of the
Company with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant.
Diversity and Inclusion Policy for the Composition of the Board of Directors
On February 22, 2022, the Board of Directors adopted a diversity policy for the Board of Directors in accordance with the Dutch Corporate Governance Code and the Dutch Gender Diversity Act (the “Policy”). On September 25, 2023 the
Board of Directors updated the Policy in accordance with the Dutch Corporate Governance Code as adopted on December
20, 2022 (and effective as of January 1, 2023). Members of the Board of Directors are selected on the basis of professional and personal qualifications in a manner designed to ensure sufficiently diverse and complementary skills to enable these members to oversee the Company’s strategy. The members’ skills relate to their specific operational experiences or their experience as a member of the board of other corporations overseeing major challenges. Members of the Board of Directors and its committees are selected on the basis of expertise, experience, personal qualities, age, sex or gender identity, nationality and personal background, as the Company vies this as an important means of promoting debate, balanced decision-making, and independent actions of the Board of Directors.
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
There is an overriding emphasis based on on merit when nominating candidates to fill vacancies of the Board of
Directors but within that scope, the following aspects are applied: expertise, experience, competencies, personal qualities, age, sex or gender identity, nationality and cultural or other background. The Company considers each of these aspects key drivers achieve a sufficient variety of views and the expertise needed for a proper understanding of current affairs and longer-
term risks and opportunities related to the Company's business. The Board of Directors and its ESG Committee also consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.
The objectives of this Policy, with an overriding emphasis based on merit, is that: a) at least 40 percent of the seats of the Board of Directors (calculated as specified in Directive (EU) 2022/2381) are occupied by women; b) the nationality of the members of the Board of Directors shall be reasonably consistent with the geographic footprint of Stellantis’ business and no nationality should count for more than 60 percent of the members of the Board of Directors; and c) the age of the members of the Board of Directors should be more diverse by having one or more members of the Board of Directors aged under 50 at the day of their nomination. The first objective was met in April 2024 and the second and third objectives have been met since the creation of Stellantis. It being understood that in the selection of a candidate on the basis of the defined criteria, rules, and generally accepted principles of non-discrimination are taken into account.
Following the resolutions adopted by the AGM held on April 16, 2024, the Company has 40 percent of female
Board Members, meeting the objectives of the EU Directive 2022/2381 in terms of gender balance among directors of listed companies.
Compliance with Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate, among other things, relations between the Board of Directors and the shareholders (including the AGM). The Dutch Corporate
Governance Code is divided into five chapters which address the following topics: (i) sustainable long-term value creation;
(ii) effective management and supervision; (iii) remuneration; (iv) the AGM; and (v) one-tier governance structure.
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
•The initial term of appointment of the Chairman, Senior Independent Director and Vice Chairman amounts to five years instead of the maximum period of four years referred to in best practice provision 2.2.2. by the Dutch
Corporate Governance Code. FCA and PSA agreed upon such initial term as part of the merger negotiations between both parties and taking into account the best interests of the Company;
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
Pursuant to Board of Directors’ Regulations, the Chairman, or in his or her absence the Senior Independent
Director, or in his or her absence, any other non-executive Director chosen by a majority of the Directors present at a meeting, will preside at a meeting of the Board of Directors. In addition, the Chairman of Stellantis acts as contact person for individual Directors regarding any conflict of interest of the Senior Independent
Director. It is believed that this is sufficient to ensure that the functions assigned to the vice-chairperson by the
Dutch Corporate Governance Code are properly discharged; and
•Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every executive and non-
executive Director nominated for appointment should attend the AGM at which votes will be cast on his or her nomination. By publishing the relevant biographical details and curriculum vitae of each nominee for
(re)appointment, the Company ensures that the Company’s AGM is well informed in respect of the nominees for (re)appointment and, in practice, only the executive Directors will therefore be present at the AGM.
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
•The Audit Committee is elected by the Board of Directors and is comprised of at least three independent
Directors. Audit Committee members are also required (i) not to have any material relationship with the
Company or to serve as auditors or accountants for the Company; (ii) to be “independent” for the purposes of
NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be
“financially literate” and have “accounting or selected financial management expertise” (as determined by the
Board of Directors). Furthermore, the Audit Committee may not be chaired by the Chairperson of the Board of
Directors or by a former executive of the Company. Currently, the Audit Committee consists of Ms. Godbehere
(Chairperson), Ms. Martello, Mr. de Castries and Ms. Parzani;
•In contrast to NYSE rules applicable to U.S. companies which require that external auditors be appointed by the
Audit Committee, the general rule under Dutch law is that external auditors are appointed by the AGM. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a AGM. Our Audit Committee is responsible for the recommendation to the shareholders of the appointment or dismissal and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm;
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
•Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with the limited exceptions set forth in the NYSE rules. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and under Dutch law such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board of Directors, to the extent the authority to grant equity rights has been delegated at an AGM to the Board of Directors. For equity compensation plans for members of the Board of Directors and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board of Directors, approval by the AGM is required.
Cybersecurity
Risk management and strategy
Our cybersecurity risks are managed through continuous processes of monitoring access to our systems, blocking potential threats and assessing identified incidents. Certain of these processes specifically focus on systems belonging to our supplier and third-party service providers, including through testing, assessments and contractual requirements. Our cybersecurity risk management processes are confirmed by external risk assessments and security control audits aligned with
NIST 800-53 conducted by global consulting firms with deep cybersecurity and risk management expertise.

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
To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, nor expected to be reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please refer to “Risk Factors – Risks Related to Our Business,
Strategy and Operations” in this report for a description of ongoing risks from cybersecurity threats that, if realized, could materially affect the Company.
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
When an incident is identified, dedicated teams within our Cybersecurity Department work to identify and contain the scope, while following standardized processes for internal notification and escalation to top executive management and the Audit Committee.
Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation
Not Applicable.
Report of the Non-Executive Directors
Introduction
This report renders an account of the supervision exercised by the non-executive Directors in the 2024 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
It was the responsibility of the non-executive Directors of Stellantis to supervise the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprise, including the implementation of the strategy of Stellantis regarding sustainable long-term value creation. In so doing, the non-executive Directors of
Stellantis acted solely in the interest of Stellantis. With a view to maintaining supervision on Stellantis, during the 2024 financial year the non-executive Directors of Stellantis regularly discussed Stellantis’ long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors of Stellantis.
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
The members of the Board of Directors during the year ended December 31, 2024, were as follows:

Year of Birth	Name	Gender	Nationality
1976	J. Elkann	M	Italian
1950	R. Peugeot	M	French
1954	H. De Castries	M	French
1966	F. C. Cicconi	F	British – Italian
1963	N. Dufourcq	M	French
1955	A. F. Godbehere	F	Canadian - British
1958	W. L. Martello	F	U.S.
1971	C. Parzani(1)	F	Italian
1972	B. Ribadeau-Dumas	M	French
1957	J. De Saint-Exupery	M	French
1972	K. Scott(2)	M	U.S.
________________________________________________________________________________________________________________________________________________
(1) Ms. Parzani was appointed as non-executive director at the 2024 Annual General Meeting held on April 16, 2024 with effect from the same date
(2) Mr. Kevin Scott resigned from his position as member of the Board of Directors effective at the 2024 Annual General Meeting, held on April 16, 2024
Details of the current composition of the Board of Directors (including the non-executive Directors) and its committees are set forth in the section “Board of Directors” above.
Supervision by the non-executive Directors
The non-executive Directors, being part of the Stellantis’ one-tier Board of Directors, participate in all the board meetings and are fully involved in any discussion and resolution, including strategies and related implementation. In addition, the non-executive Directors cover all the positions of the Committees of the Board of Directors.
The non-executive Directors of Stellantis supervised the policies carried out by the executive Directors of Stellantis and the general affairs of Stellantis and its affiliated enterprises. In so doing, during the 2024 financial year the non-executive
Directors of Stellantis have also focused on key areas such as strategy, sustainable long-term value creation, climate change, culture, human resources, as well as the effectiveness of Stellantis’ internal risk management and control systems, the integrity and quality of the financial and sustainability reporting and Stellantis’ long-term business plans, the implementation of such plans and the associated risks. The non-executive Directors also discussed regular business updates, brand, region and function reviews, technology reviews, strategic plan updates, competitive scenario analysis, risk management, budget review,
ESG reviews, ERM, cybersecurity, as well as major transactions, shareholder engagement.
On December 1, 2024, the Board of Directors resolved to accept the resignation of Mr. Tavares from his positions of
Chief Executive Officer and board member and to enter into a separation agreement with him. In addition, the non-executive directors resolved to appoint Mr. Elkann, the Chairman, pursuant to Article 20. 11 of the Company's Articles of Association
to temporarily assist the Board in the management of the Company with full powers and authority for the management of the day-to-day business of the Company and to represent Stellantis N.V. in all matters with sole power of representation.
The non-executive Directors of Stellantis also determined the remuneration of the executive Directors. Furthermore, pursuant to the Stellantis Articles of Association, the Board of Directors of Stellantis had the possibility to allocate certain specific responsibilities to one or more individual Directors of Stellantis or to a committee comprised of eligible Directors of
Stellantis and its subsidiaries. In this respect, the Board of Directors of Stellantis allocated certain specific responsibilities to the Audit Committee, the Remuneration Committee and the ESG Committee. In 2024, charters of Audit Committee and ESG
Committee were updated to reflect the new responsibility of Audit Committee to assist and advise the Board on the integrity of the Company's sustainability disclosures and reports in accordance with applicable reporting standards, namely the new
EU Corporate Sustainability Reporting Directive.
According to the Audit Committee charter in place in 2024, the responsibilities of the Audit Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) the integrity of the Company’s financial statements, including any published interim reports, related press releases and other related corporate communications; (2)
the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (3) the integrity of the Company's disclosures and reports on environmental, social, human rights and governance factors ("sustainability reporting") in accordance with applicable reporting standards and the adequacy and effectiveness of the Company's internal controls and audit in relation to sustainability reporting. (4) the
Company’s policy on tax planning adopted by management; (5) the Company’s financing; (6) the application by the
Company of information and communication technology, including risks relating to cybersecurity; (7) the systems of internal controls that management and/or the Board of Directors have established; (8) the Company’s compliance with legal and regulatory requirements; (9) the Company’s compliance with recommendations and observations of internal and independent auditors; (10) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board of Directors, the independent auditors, the Company’s management and internal audit department (11) the
Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (12) the qualifications, independence, oversight and remuneration of the Company’s independent auditors and any non-audit services provided to the
Company by the independent auditors; (13) the selection of the independent auditor by recommending an independent auditor for nomination, appointment or dismissal by the Company’s AGM; (14) the performance of the Company’s internal auditors and independent auditors; (15) risk management and risk assessment guidelines and policies, including major financial risk exposure, and the steps taken to monitor and control such risks; and (16) the implementation and effectiveness of the
Company’s ethics and compliance program.
The Stellantis Audit Committee consisted of Ms. Godbehere (Chairperson), Ms. Martello, Mr. de Castries and Ms.
Parzani.
During 2024, twelve meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 95.83 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ Chief Financial Officer and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of the main areas such as enterprise risk management, treasury, acquisitions, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity matters. Independent Auditors attended all the meetings providing regular information to the Committee on their activity. The Committee reviewed the annual internal audit plan, the performance of external auditor, and received updates on legal and compliance matters, with the General Counsel attending the Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit, and Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.
According to the Remuneration Committee charter in place in 2024, the responsibilities of the Remuneration
Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) compensation for executive Directors; (2) Stellantis’ remuneration policy; (3) compensation of non-executive Directors; and (4) remuneration reports.
The Stellantis Remuneration Committee consisted of Ms. Martello (Chairperson), Mr. Ribadeau-Dumas, Mr. De
Castries, Ms. Cicconi and Mr. Peugeot.
During 2024, four meetings of Stellantis’ Remuneration Committee were held with 95 percent attendance of its members at those meetings. The Remuneration Committee reviewed the 2024 Remuneration Report and carefully assessed the shareholders’ feedback on 2023 Remuneration Report. Details of the activities of the Remuneration Committee are included in the REMUNERATION REPORT section included elsewhere in this report.
According to the ESG Committee charter in place in 2024, the responsibilities of the ESG Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) drawing up the selection criteria and appointment procedures for directors of the Company (the “directors” and each a “director”); (2) periodic assessment of the size and composition of the Board of Directors and as appropriate making proposals for a composition profile of the Board of
Directors; (3) periodic assessment of the performance of individual directors and reporting on this to the Board of Directors;
(4) proposals to the non-executive members of the Board of Directors for the nomination and re-nomination of directors to be elected by the shareholders; (5) supervision of the policy on the selection and appointment criteria for top executive management and on succession planning; and (6) monitoring, evaluation and reporting to the Board of Directors on the strategy, targets, achievements, relating to ESG matters globally of the Company and its subsidiaries.
The Stellantis ESG Committee consisted of Mr. de Castries (Chairperson), Mr. Ribadeau-Dumas, Ms. Cicconi, Mr.
Dufourcq and Ms. Parzani.
During 2024, three meetings of the Stellantis ESG Committee were held with 100 percent attendance of its members at those meetings. The ESG Committee reviews the Company’s ESG roadmap, achievements and disclosures in accordance with 2030 Dare Forward strategic plan and its implementation. In addition, the ESG Committee periodically assesses the performance of individual directors and reports on this to the Board of Directors. In 2024, the ESG Committee recommended to the Board of Directors the nomination of Ms. Parzani as a candidate for non-executive director position at the 2024 AGM, and assisted the Board by reviewing non-financial information included in 2023 Annual Report and ESG results in 2023 in terms of environmental impact of Company’s owned activities and action plans in terms of GHG emission and energy management, water withdrawal, waste management and biodiversity. The Committee discussed the implementation of human rights policy and the Company’s approach to stakeholders engagement, under the policy approved during the year, and the
Mobility Forum as a primary example of that approach. The ESG Committee members participated in updates led by management teams and designed to provide them with adequate information in the fields of the Company transformation through the development of human capital, the global philanthropy strategy, global, European and U.S. trends in governance.
According to the profile of non-executive directors approved in 2022 and amended in 2024, the Stellantis Board of
Directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background, and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. The size and composition of the board of directors also allows for a mix of skills and experience that is adequate in terms of the size of the Company and its Group, as well as the complexity and specific characteristics of the sectors in which the Company’s group operates and the geographic distribution of its businesses. Stellantis non-executive directors are selected and recommended according to the following selection criteria: (a) background/education/training/degrees; (b)
(international) experience; (c) skills; (d) nationality; (e) age and gender; (f) independence; and (g) diversity. In selecting and nominating new non-executive directors, the Company shall ensure that such new directors complement the knowledge and experience of the other non-executive directors and the above criteria are taken into account. Each non-executive director has to be capable of assessing the broad outline of the overall policy of the Company. The Board of Directors will designate the non-executive director(s) considered financial expert(s) as referred to in Section 2(3) of the Dutch Decree on the
Establishment of an audit committee (i.e., a financial expert with relevant knowledge and experience of financial administration and accounting).
Details on the current duties of the Audit Committee, Remuneration Committee and ESG Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The ESG Committee”, within “Board Practices and Committees” above.
During the 2024 financial year, the non-executive Directors of Stellantis supervised the adoption and implementation of the strategies and policies by Stellantis, received updates on legal and compliance matters, and they were regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors of
Stellantis also reviewed the reports of the Board of Directors of Stellantis and its committees, the ESG achievement and objectives.
During 2024, there were eight meetings of the Board of Directors. Portions of these meetings took place without the executive Directors of Stellantis being present. The average attendance at those meetings was 97.77 percent. An overview of the attendance of the individual Directors per meeting of the Board of Directors of Stellantis and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Remuneration Committee
John Elkann	8/8
Carlos Tavares(*)	6/7
Robert Peugeot	8/8			4/4
Henri de Castries	8/8	12/12	3/3	4/4
Fiona Clare Cicconi	8/8	4/4	3/3	4/4
Nicolas Dufourcq	8/8		3/3
Ann Frances Godbehere	8/8	12/12
Wan Ling Martello	7/8	10/12		3/4
Claudia Parzani	7/7	8/8	1/1
Benoît Ribadeau-Dumas	8/8		3/3	4/4
Jacques de Saint-Exupery	8/8
Kevin Scott	1/1		2/2
________________________________________________________________________________________________________________________________________________
All the current Board members were appointed as directors at the extraordinary AGM held on January 4, 2021, as of January 17, 2021, with the exceptions represented by Mr.
Ribadeau-Dumas, who was appointed as director at the 2023 Annual General Meeting held on April 13, 2023, with effect from the same date and Ms.Parzani, who was appointed as director at the 2024 Annual General Meeting held on April 16, 2024, with effect from the same date. Ms. Parzani was also appointed as member of the Audit and the ESG committees with effect from April 16, 2024
(*) Mr. Tavares resigned from his position of Chief Executive Officer and board member as of December 1,2024
Apart from the extraordinary meeting held on December 1, 2024, during which the resignation of the Chief
Executive Officer and the new governance were discussed, during these meetings, the key topics discussed were, amongst others: the long-term strategic plan “Dare Forward 2030”; the Stellantis’ strategy including the electrification, batteries and software strategy; analysis of investments, the Stellantis’ financial results and reporting, business performance by segment, the share buyback program, acquisitions and divestitures, executive compensation, product plan and technological developments, brand, region and function reviews, competitive scenarios, brands’ strategy, risk management, legal and compliance matters, environmental-social-governance key targets and related roadmap, human resources, talent management, employee wellbeing, culture and the Remuneration Report; the amendment of the Board Regulations and of the Profile of non-executive Directors to provide criteria for the selection and appointment of the non-executive director for the position of
Employee Engagement, as defined in the Regulations of the Board of Directors; the update of the company’s Article of
Association regarding deletion of transitional provision no longer in place.
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
The Board of Directors determined that, in 2024, six non-executive members of Stellantis’ eleven Board of Directors members qualified as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate
Governance Code. The remaining directors, being Mr. Elkann, Mr. Tavares for the period up to December 1, 2024, Mr.

Peugeot, Mr. Ribadeau-Dumas and Mr. de Saint-Exupery, did not qualify as independent for the purposes referred to in the preceding sentence.
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
Each year, the Board of Directors, with a prominent role for the Non-Executive Directors, reviews and discusses its own functioning and performance, as well as the functioning of its Committees and individual Directors. In 2024, the Board undertook a comprehensive self-assessment of its functioning and overall performance, continuing its established practice of annual evaluations. This review was facilitated primarily by targeted questionnaires distributed to all Directors. Prior to initiating the assessment, the Board discussed and agreed on the methodology, scope, and key objectives—focusing on five main areas: Board composition, meeting processes, information sharing, oversight and engagement, and committee structures. Directors assessed whether the Board possesses the right mix of skills, conducts efficiently structured meetings, receives timely and relevant information, provides robust strategic oversight, and is supported by committees that function effectively. They also examined the appropriateness of the size and composition of both the Board and its Committees, confirming that the Board Regulations and Committee Charters remain fit for purpose. The self-assessment, completed in early 2025, concluded that the Board operates under effective governance principles, demonstrating solid performance and a clear understanding of its strategic and governance responsibilities. Directors highlighted the positive organization of meetings, characterized by constructive discussions on key topics such as purpose, long-term strategy, strategic transactions,
ESG matters, talent management, human resources policies, and enterprise risk management. The committee structure was deemed supportive of the Board’s oversight role, with well-run meetings and a high level of Director engagement. Looking ahead, the Board’s commitment to providing robust challenge to management and fostering open, constructive dialogue remains a key driver of strong governance and sustainable business outcomes.
The non-executive Directors of Stellantis were regularly informed by each committee as referred to in best practice provision 2.3.5 of the Dutch Corporate Governance Code and the conclusions of those committees were taken into account when drafting this report of the non-executive Directors of Stellantis.
The non-executive Directors of Stellantis were able to review and evaluate the mission of Stellantis’ Audit
Committee, ESG Committee and Remuneration Committee. Based on the evaluations, the charters of the Audit Committee and of the ESG Committee have been amended first at the Governance Effective Time in connection with the implementation of the Stellantis governance arrangements following the merger and then during the year 2021 and 2024. Details on the current charters of the Audit Committee, the ESG Committee and the Compensation Committee, are set forth in the sections
“The Audit Committee”, “The Remuneration Committee” and “The ESG Committee”, within “Board Practices and
Committees” above.
Also, pursuant to Stellantis’ Remuneration Committee Charter, in 2021 the Compensation Committee recommended the Amendment of the remuneration policy of the Board of Directors, also in view of the size of the Company following the merger, implemented and oversaw the remuneration policy as it applied to non-executive Directors of Stellantis, executive
Directors of Stellantis and senior officers reporting directly to the executive Directors of Stellantis. In 2023 the Remuneration
Committee recommended to the Board of Directors to amend the Company's remuneration policy and the revised remuneration policy of the Board of Directors was approved by the AGM as of April 13, 2023. The Remuneration Committee
administered all of the equity incentive plans and deferred compensation benefits plans of Stellantis. On the basis of the assessments performed, the non-executive Directors determined the remuneration of the executive Directors of Stellantis.
Furthermore, the Remuneration Committee recommended the review and approval of the Long-Term Incentive (“LTI”) Plan.
The non-executive Directors have supervised the performance of Stellantis’ Audit Committee, Remuneration
Committee and ESG Committee.

Remuneration Report
This Remuneration Report provides an overview of our remuneration policy and practices, and its application to executive compensation in 2024. This report has been approved by the Remuneration Committee of the Board of Directors.
Letter from the Chairperson of the Remuneration Committee
Dear Shareholders,
On behalf of the Remuneration Committee of the Board of Directors, I present Stellantis’ 2024 Remuneration
Report. The year of 2024 was a very challenging year for Stellantis. Since the departure of our CEO, Stellantis has undergone a significant change. With the leadership of our Chairman of the Board, John Elkann, our first priorities include strengthening our relationships with our stakeholders, taking actions that address the root causes of 2024 challenges and adapting tactics to maximize our ability to improve in 2025, while at the same time progressing and completing the search for an exceptionally talented new CEO.
As with our past Remuneration Reports, we continue the practice of providing informative and transparent information about the compensation received by our directors, and in particular with this year’s report, additional information about the projected remuneration as a result of our CEO’s departure.
The Board recognizes that remuneration is a complex and sensitive issue, for shareholders and stakeholders. Our commitment continues to be increasing shareholder value and ensuring we deliver sustainable, long-term value for all stakeholders. We believe our pay for performance philosophy is core to our ability to align the interests of top executive talent, that is laser focused on delivering results, to those of our shareholders. Our responsibility to attract and retain world class executive talent in a global corporation and ensuring an appropriate incentive structure, especially during this time of significant disruptive transformation in our industry, is critical.
We remain committed to continuing meaningful dialogue with, and accountability to, our shareholders, as reflected in our significantly inclusive shareholder outreach campaign over the past couple of years. The Committee recognizes that with a 70.21% approval rate for our 2023 Remuneration Report, there are diverse viewpoints and opportunities to improve alignment with investors’ expectations. Feedback has been welcomed, management and the Board understand the issues that matter most to shareholders, and what we’ve learned will contribute to how practices evolve.
We appreciate your consideration in reviewing and considering this year’s Remuneration Report and look forward to continued engagement. We hope that our shareholders vote in favor of this year’s Remuneration Report which will be submitted for an advisory vote at our AGM on April 15, 2025. For more information, please refer to the AGM agenda at
www.stellantis.com.
Wan Ling Martello
Chair, Remuneration Committee
Stellantis – Clearing a Path for 2025
The Company continues to face an extraordinary shift in the industry to electrification and technology. Launching a new product wave and upgraded portfolio that expands our reach and improves operational efficiencies to leverage our technology spend across an incredible array of customers and geographical segments is a strategic advantage for Stellantis.
Throughout this remuneration report, you will find our Company’s approach of remuneration aligned with the
Company’s performance, short-term and long-term, as we pave the way in that industry shift. Our compensation program delivers fairly at a high level – only when the Company performs at a high level.
Our Company’s Performance
Since the formation of Stellantis on January 17, 2021, the Company had posted record results in previous years, accelerated the realization of merger synergies and built solid commercial performance while leading the fast pace of transformation towards a sustainable tech mobility company. In 2024 however, we faced tough challenges and - results were far from our potential. But we are determinedly working on improvements and are confident in our ability to address those issues. Below is a brief summary of the Company’s performance in 2024:
•Net revenues of €156.9 billion, down 17% from 2023;
•Adjusted Operating Income of €8.6 billion - a margin of 5.5 percent;
•Net profit of €5.5 billion, down 70 percent from 2023;
•Market capitalization of €37.3 billion, a decrease from €66.5 billion in 2023 (Source: FactSet); and
•BEV sales and LEV sales down 10 percent and 20 percent respectively from 2023.
Despite these financial results, key notable 2024 achievements are noted below:
•Launched STLA Medium, STLA Large & STLA Frame Platforms;
•EE BEV Offerings Now Available >70 percent nameplates;
•Maintained #1 Market Share in South America;
•#1 Market Position in EU30 Commercial Vehicles; and
•Launched Leapmotor International.
Executive Summary - CEO Remuneration
The table below summarizes the remuneration of the CEO as shown in Table 1 of the report. Taking into consideration Company performance and the principles of pay for performance in our remuneration approach, the CEO and executive leadership of the Company received no annual performance bonus in 2024.

			Fixed Compensation		Variable Compensation
Directors of Stellantis	Office Held	Year	Base Salary/Fees	Fringe benefits	Short-Term Incentive	Long-Term Incentive	Post Retirement Benefit Expense	Other Compensation	Total Remuneration
TAVARES, Carlos	CEO	2024	€2,000,000	€71,224	€—	€20,514,494*	€500,000	€—	€23,085,718
		2023	€2,000,000	€634,697	€5,786,800	€26,125,828	€1,946,700	€—	€36,494,025
* Long Term Incentive (LTI) of €20,514,494 represents €10,000,000 from the Transformation Incentive and the total LTI expense from the Shareholder
Return Incentive and remaining LTI Award expense. No future LTI expense will be recognized. There is no accelerated vesting of LTI Awards.
In December 2024, the Company and CEO entered a Separation and Release Agreement (“Settlement Agreement”)
regarding his departure from the Company. As a result of the agreement, the CEO receives a severance payment pursuant to the Dutch Civil Code, payout of an evaluated milestone from the 2021-2025 Transformation Incentive and share units from the Shareholder Return Incentive and Long-Term Incentive Plan grants. The table below summarizes the remuneration elements of the Settlement Agreement:

Remuneration Provision	Remuneration Element	Remuneration Elements from Settlement Agreement

Severance Amount (pursuant to Dutch Civil Code)	€ 2,000,000	€2,000,000 to be paid in 2025

2021-2025 Transformation Incentive*	> Three milestones evaluated in 2024 with potential payout of €30 million* > Payment of one milestone (€10m) was made in March 2024	> Payment of second milestone (€10m); to be paid in 2025 > Third milestone was evaluated and not paid

Shareholder Return Incentive*
>  1,000,000 Performance Share Units (PSUs) at
target performance as approved by Shareholders in
2021 - to be distributed in January 2026 based on
TSR performance
>  TSR performance resulted with a distribution of
200% of target - 2,000,000 PSUs
> To receive 800,000 shares in January 2026*** > 1,200,000 shares were forfeited

LTI Grants - 2022, 2023 & 2024 (2023 & 2024 LTI based on target performance)	Granted the following number of Share Units: 2022 LTI: 928,870 (696,650 PSUs + 232,200 RSUs) 2023 LTI: 744,417 PSUs 2024 LTI: 497,247 PSUs
Under the terms of the LTI plan, eligible to receive a
prorated share of units based on employment during the
respective performance period:
2022 LTI: 610,292 (410,327 PSUs + 199,965 RSUs)
2023 LTI: 496,303 PSUs**
2024 LTI: 165,750 PSUs**

	Total Shares: 2,170,534	Total Shares: 1,272,345***
* Further information regarding the 2021-2025 Transformation Incentive and Shareholder Return can be found in the CEO Transformation Incentive and Shareholder Return Incentive sections of this report.
** PSUs shown at target performance: actual distribution of shares will be based on performance determined at the end of respective performance periods.
*** Expense reflected in the Remuneration Table of the report.
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
percent) overall compensation (base salary, targeted short-term and long-term incentives) is subject to performance risk for our CEO. The table below provides a high-level summary of the core elements of the remuneration for our Executive
Directors:

Remuneration Element	Key Feature	Alignment to Strategy and Shareholder Interests
Base Salary	Market-based fixed cash compensation set competitively to large global automobile manufacturers with the peer group.	Set at a level to attract, motivate and retain the best talents in global and/or regional markets.
Short-Term Incentive Plan - Stellantis Annual Incentive Plan (“SAIP”)	Paid annually in cash; the CEO’s target opportunity is 200% of base salary and maximum opportunity is 400% of base salary. Board Chair is not eligible.	Incentivize delivery of performance against our pre-established and challenging annual strategic and financial goals.
LTI Plan	100% Performance Share Units (PSUs): Conditional rights on ordinary shares, with amounts earned subject to Company performance and a three-year vesting schedule.
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
The Committee strives to identify a peer group that best reflects all aspects of Stellantis’ business and considers our global footprint, revenue, and market capitalization and/or enterprise value. It is important to note that to attract and retain our top executive talent, we need to consider a blend of both U.S. and European companies - as a significant portion of our business, revenue and profitability is driven by both regions. Given its global footprint, Stellantis must be considered a global company.

________________________________________________________________________________________________________________________________________________
The allocation of revenues and profitability do not sum to 100% as the operating segments are not reflected
In addition to including U.S. and European automobile manufacturers, our peer group includes U.S. and European companies with a global presence that have significant manufacturing and/or engineering operations. We do not limit our peer group to our industry alone because we believe compensation practices at other large global multinational companies affect our ability to attract and retain diverse talent.
For 2024, the Remuneration approved a change in the Company’s peer group by replacing ThyssenKrupp with
Volvo Cars. Volvo Cars now has revenues greater than the €30 billion threshold for peers, becoming more relevant as a peer from an industry perspective. This change continues the balance we maintain in our peer group between European-based and
US-based companies.

U.S. Companies		European Companies
•Boeing	•General Dynamics	•Airbus	•Renault
•Caterpillar	•General Electric	•ArcelorMittal	•Siemens
•Chevron	•General Motors	•BASF	•Volvo Cars
•Deere	•Honeywell	•BMW	•TotalEnergies SE
•Exxon Mobil	•Lockheed Martin	•Continental	•Volkswagen
•Ford	•Raytheon Technologies	•Mercedes-Benz (formerly Daimler)	•Volvo
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
Our incentive programs are based on our pay-for-performance principles and includes all employees of the
Company globally. Incentives based on performance come in the form of an annual bonus plan or a profit-sharing plan –
plans that are based on achievement of strategic business annual goals. Our pay-for-performance approach in compensation covers all employees of the Company – where substantially all employees share in the success for the year.
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

What we do:	What we do not do:
•Pay for performance by structuring a significant percentage of target compensation in the form of variable, at risk compensation within Stellantis	•We do not offer remuneration which encourages our Executive Directors and non-Executive Directors to take any unnecessary or excessive risks or to act in their own interests
•Predetermined stretch performance goals for incentive pay programs	•We do not reward for performance below threshold
•We align goals and values organization-wide through incentive pay and rigorous performance management	•We do not have excessive pay programs
•Incorporate ESG goals into our short-term and long-term incentive plans	•We do not allow hedging, pledging or short- selling of our securities
•Market comparison of Executive Director and non- Executive Director remuneration against relevant peers	•We do not pay out guaranteed bonuses
•Conduct a rigorous and detailed analysis of CEO pay and Company performance against our peers	•We have no excessive perquisites
•We consider pay ratios within the Company in establishing Executive Directors’ pay
•Use of an independent compensation consultant reporting directly to the Remuneration Committee
•We have robust stock ownership and share retention guidelines
•We have clawback policies incorporated into our incentive plans
•“Double-trigger” vesting of equity awards upon a change of control
2024 Remuneration
Director’s Total Remuneration in 2024
The following table summarizes the remuneration of the members of the Board of Directors for the year ended
December 31, 2024. The table below provides cash received (any base salary and any performance bonus) received in 2024 and 2023. The post-retirement benefits expense reflects pension contributions for deferred retirement income, and the fringe benefits show the value of Company payments for services or benefits provided to the Directors and are considered competitive in the market. The long-term incentive (LTI) reflects the accounting expense recognized during each period – not the actual LTI awards received during the year upon vesting. Under IFRS, an award with market-based vesting conditions, which is the case for the LTI with TSR targets, is fair valued at grant date. The grant date fair value of the award is then recognized as expense over the vesting period irrespective of whether the market-based vesting condition will be satisfied or not.

			Fixed Remuneration			Variable Remuneration
Directors of Stellantis	Office Held	Year	Base salary/ Fees	Fringe benefits		Short-term incentive	Long-term incentive		Post Retirement Benefits Expense	Other Compensation	Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
ELKANN John Philipp	Chairman	2024	€922,386	€721,830	(1)		€1,153,062	(2)			€2,797,278	59%	41%
		2023	924,404	684,230			3,214,886				4,823,520

TAVARES, Carlos	CEO	2024	2,000,000	71,224	(1)	€—	20,514,494	(3)	€500,000		23,085,718	9%	91%
		2023	2,000,000	634,697		5,786,800	26,125,828		1,946,700		36,494,025

PEUGEOT, Robert	Vice Chairman	2024	205,000	15,405	(4)						220,405	100%	—%
		2023	205,000	11,927							216,927

AGNELLI, Andrea (5)	Director	2024	—	—							—
		2023	60,000	2,644							62,644

CASTRIES, Henri de	Director	2024	275,000	14,829	(4)						289,829	100%	—%
		2023	275,000	11,924							286,924

CICCONI, Fiona Clare	Director	2024	215,000	23,046	(4)						238,046	100%	—%
		2023	215,632	18,846							234,478

DUFOURCQ, Nicolas (6)	Director	2024	—	—							—
		2023	—	—							—

GODBEHERE, Ann Frances	Director	2024	225,000	—							225,000	100%	—%
		2023	225,000	510							225,510

MARTELLO, Wan Ling	Director	2024	220,000	25,960	(4)						245,960	100%	—%
		2023	220,000	25,960							245,960

PARZANI, Claudia (7)	Director	2024	152,390	2,557	(4)						154,947	100%	—%

RIBADEAU- DUMAS, Benoit (8)	Director	2024	—	—
		2023

SAINT- EXUPERY, Jacques	Director	2024	200,000	—							200,000	100%	—%
		2023	200,000	—							200,000

SCOTT, Kevin (9)	Director	2024	59,698	10,891	(4)						70,589	100%	—%
		2023	205,000	25,960							230,960
			4,322,084	883,185		—	21,667,556		500,000	—	27,372,825
________________________________________________________________________________________________________________________________________________
(1) Fringe benefits include the use of company-provided transportation, tax-equalization services and insurance premiums. For Mr. Elkann, the fringe benefits of €721,830 include
€408,228 for company-provided transportation, €296,351 in tax equalization benefits for the use of company-provided transportation, €8,785 in tax services and €8,466 of insurance premiums. For Mr. Tavares, the fringe benefits of €71,224 includes €2,760 for a company-provided vehicle, €28,758 of health care insurance premiums and €39,706 for purchase of a company vehicle at cost.
(2) The stated amounts represent the Company's 2024 expense relating to the grants issued to the Chairman under the Stellantis N.V Equity Incentive Plan (or successor plan)
(3) The stated amount includes €5,628,611 of expense relating to the grants issued to the CEO under the Stellantis N.V Equity Incentive Plan (or successor plan), €4,885,883 relating to the Shareholder Return Incentive and €10,000,000 relating to achievement of one milestone of the CEO Transformation Incentive 2021 – 2025 Award, a description of which is provided in the Long-Term Incentive section of the Remuneration Report.
(4) The stated amounts include the use of transport and tax services.

(5) Mr. Agnelli was a Director of Stellantis from January 1, 2023 to April 12, 2023
(6) In accordance, with internal regulations of Bpifrance S.A., the Company at which Mr. Dufourcq serves as Chief Executive Officer and Executive Director, Mr. Dufourcq does not receive any remuneration for the performance of his duties as a Director of Stellantis
(7) Ms. Claudia Parzani was appointed a Director of Stellantis effective April 16, 2024
(8) Mr. Ribadeau-Dumas was appointed Director of Stellantis effective April 13, 2023. In accordance with Mr. Ribadeau-Dumas's agreement with Exor N.V., non-executive directors, having a seat on behalf of Exor N.V. are not paid their respective director compensation and that such compensation is paid directly to Exor N.V. An amount of
€210,000 was paid to Exor N.V. in accordance with the agreement
(9) Mr. Scott was a Director of Stellantis from January 1, 2024 to April 15, 2024
Base Salary
We provide competitive base salaries to compensate our Executive Directors for their primary roles and responsibilities, and to provide a stable level of annual compensation. Actual salary levels are based on the Executive
Director’s role, level of responsibility, experience, individual performance, future potential and market value.

Executive Director	2024 Annual Base Salary
John Elkann, Chairman	$1,000,000
Carlos Tavares, Chief Executive Officer	€2,000,000
There were no increases in the annual base salary to the Executive Directors in 2024, nor planned for 2025. Mr.
Elkann has not received any increase in base salary in assuming a leadership role with Company after our CEO’s departure.
2024 Stellantis Annual Incentive Plan (“SAIP”)
The SAIP provides approximately 55,500 employees, including our CEO, with a cash incentive for the achievement of specific annual targets for a set of financial and non-financial performance measures. The SAIP target and maximum opportunity for our Executive Directors is shown below:

Executive Director	2024 Annual Incentive Target Opportunity (as a % of base pay)
	Threshold	Target	Maximum
John Elkann, Board Chair	Not Eligible	Not Eligible	Not Eligible
Carlos Tavares, Chief Executive Officer	100%	200%	400%
All performance-related goals were approved by the Remuneration Committee before the end of the first quarter of
2024. Goals include both financial and strategic goals important for Company to achieve during 2024. Financial goals are based on the annual budget developed in-line with the long-term Dare Forward 2030 strategic plan. The 2024 SAIP also included a payout trigger whereby if the triggering metric is not achieved during the performance year, no annual incentive is payable - regardless of whether the other financial or non-financial metrics performed above the respective thresholds.
2024 Payout Trigger
For any SAIP award to be paid, the Company must have positive Free Cash Flow for 2024. If this trigger is not achieved, no SAIP is paid, regardless of achievement of any of the other metrics.

2024 SAIP Metrics

Metric:	Weighting:
Adjusted Operating Income (“AOI”)	32.5%
Industrial Free Cash Flow (excludes FinCo)	32.5%
ESG: Safety (Lost Time Injury Rate)	8.0%
ESG: BEV Market Share Europe	6.0%
ESG: LEV Mix USA (Production)	6.0%
Quality: Failure Rate 3MS kppm	7.0%
Quality: Customer Satisfaction NPS-NV&AFS (Average)	4.0%
Quality: Total Warranty Cost (Incident KPI)	4.0%
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
Refer to “Financial Overview - Non-GAAP Financial Measures” included elsewhere in this report for additional information.
ESG: BEV Market Share (EU)
•BEV Market Share EU PC + LCV parity vs Global Market = PHEV/BEV/FCEV Passenger Cars + Light
Commercial Vehicle registrations in the LEV market against global Stellantis Market Share. "Parity" is the difference between Stellantis LEV market share and Stellantis global market share.
•PHEV: Plug-in Hybrid Electric Vehicle
•BEV: Battery Electric Vehicle
•FCEV: Fuel Cell Electric Vehicle
ESG: LEV Mix (U.S. Production)
•LEV Mix U.S. = LEV mix production (consistent with U.S. compliance standard) for Passenger Cars + Light
Duty Trucks (ratio PHEV/BEV production vs total production)
ESG: Safety (Lost Time Injury Rate)
•Safety (Lost Time Injury Rate) = Refers to injuries resulting in lost work time
Quality
Quality is an extremely important metric for the Company as it establishes the trust between the Company and our customers. Failure in product quality will impact future revenues and cannot be compromised. Our Quality metric in the
SAIP is broken down into three measurements - product quality rates, service quality customer satisfaction, and total warranty cost and is based on continuous improvements to be “best-in-class” within the industry.
•Failure Rate corresponds to number of incidents after 3 months in service (repaired under warranty in the network). Based on feedback from customers on models marketed by Company globally and regarding the number of cars produced during the same period;
•Customer satisfaction rate for new vehicles (“NV”) & after sales (“AFS”) correspond to the percentage of customers who rated their experience by giving a recommendation quote; and
•Total Warranty Cost corresponds to the number of Warranty Incidents.
2024 Annual Bonus Performance Target Setting
The Remuneration Committee selects targets using the year’s annual budget which considers opportunities and headwinds facing the Company and industry, as well as our ambitious transformation goals.

2024 SAIP Performance Results
In 2024, the Company did not achieve the payout trigger with a positive free cash flow. As a result, the CEO, and executive leadership did not receive any 2024 SAIP. Notwithstanding the payout trigger, the table below provides the results of the 2024 SAIP performance metrics:

SAIP Performance Metric	Weight	Threshold	Target	Maximum	Actual	SAIP Result
Adjusted Operating Income	32.5%	10.0%	10.5%	11.6%	5.5%	0%
Industrial Free Cash Flow	32.5%	€6.0bn	€8.0bn	€11.7bn	€-6bn	0%
ESG: Safety	8%	1.1	0.95	.085	.084	200%
Low Emissions Vehicles
ESG: BEV Market Share - EU	6.0%	14.2%	Parity -3pp	Parity	12.0%	0%
ESG: LEV Mix - U.S. Production	6.0%	13.5%	21%	23%	8.7%	0%
Quality – 3 metrics
Failure Rate 3MIS kppm	7.0%	ND*	ND*	ND*	ND*	0%
Customer Satisfaction – NPS NV	4.0%	ND*	ND*	ND*	ND*	64%
Customer Satisfaction – NPS AFS	4.0%	ND*	ND*	ND*	ND*	74%
Total Payout Percentage:						21.52%
Total Payout Percentage (recognizing Payout Trigger):						0.00%
* Quality metrics information is deemed to be commercially sensitive information and the Company has decided to not disclose the specific performance ranges and results

	Base Salary	Annual Cash Bonus Range				Actual 2024 SAIP Payout
		Below Threshold	Threshold	Target	Maximum
Carlos Tavares	€2,000,000	€ 0	€2,000,000	€4,000,000	€8,000,000	€0
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
The annual LTI Plan award value for 2021 and 2022 grants consists of 75 percent of PSUs and the other 25 percent through restricted stock units (RSUs). As requested by our Shareholders during our 2022-2023 outreach campaign, grant awards beginning with the 2023-2025 LTI Plan consist of 100 percent PSUs for our Executive Directors.
Each PSU and RSU award cliff vests after three years.

The LTI Plan covers approximately 2,200 employees, including our Executive Directors. The LTI Plan target opportunity for our Executive Directors is determined as a percentage of base pay as shown below:

Executive Director	2023 Long-Term Incentive Opportunity
	Target Opportunity	Maximum Opportunity
John Elkann, Board Chair	300% of base salary	390% of base salary
Carlos Tavares, Chief Executive Officer	600% of base salary	780% of base salary
Long-Term Incentive Plans: Performance Share Units
The process for setting targets for the LTI Plan starts with our Company strategy, which is generally formulated every three years, and our three-year financial plan, which is updated annually.
The actual payout of PSUs depends on meeting strategic, long-term Company performance goals. The 2022-2024
LTI Plan performance metrics for PSUs are listed below. There were some changes made to the performance metrics for the
2023-2025 LTI Plan. The 2024-2026 LTI Plan metrics are the same as the 2023-2025 LTI Plan metrics.

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
plans. The 2024-2026 LTI Plan metric remain unchanged.

2023-2025 & 2024-2026 LTI PSU Metrics
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
Company, Renault SA, and Kia Motors Corporation.

The tables below shows the payout scales for the three rolling period LTI plans. Based on feedback received during our Shareholder outreach campaign, the payout scale for TSR was changed beginning with the 2023-2025 LTI plan as shown below:

2022-2024 LTI TSR Payout Scale		2023-2025 LTI & 2024-2026 LTI TSR Payout Scale
Stellantis Rank	Payout % of Target	Stellantis Rank	Payout % of Target
1st	200%	1st	200%
2nd	175%	2nd	180%
3rd	150%	3rd	160%
4th	125%	4th	140%
5th	100%	5th	120%
6th	75%	6th	100%
7th	50%	7th	—%
8th	25%	8th	—%
9th	—%	9th	—%
10th	—%	10th	—%
11th	—%	11th	—%
12th	—%	12th	—%
Payout scales based on relative TSR performance during the respective 3-year performance period.
Merger Synergies less implementation costs: 2022-2024 LTI plan only
The metric related to merger synergies less implementation costs on a cash basis; provides for a 50 percent payout of the target amount and shall be met if the Company reaches threshold performance of the synergy target, up to a maximum of
100 percent payout at target achievement. Note that this merger synergies metric was no longer included in the LTI Plan design beginning with the 2023 LTI grant.
ESG Metric: CO2 Emissions Reduction – CAFE Compliance (2022-2024 LTI plan only) and Electrification of Vehicle
Nameplates (2023-2025 LTI & 2024-2026 LTI Plans)
The CO2 emissions reduction metric has two components equally weighted: Europe CAFE Compliance and a goal to increase the percentage of electrical vehicle nameplates in the U.S. and European markets.
For a payout to occur under the CAFE Compliance, the Company must remain compliant in each of 2022, 2023 and
2024 calendar years. If the Company misses in any one year, there will be no payout for this metric.
The target for the electrification of vehicle nameplates is based on the availability of battery electric vehicles, plug-
in hybrid electric vehicles, and hybrid electric vehicles in the U.S. and European markets. A payout of 50 percent will occur when threshold performance is achieved, up to a maximum of 100 percent payout at target achievement.
Adjusted operating income (3-year period): 2023-2025 LTI & 2024-2026 LTI Plans
The measurement of adjusted AOI is the same as described in the short-term incentive plan but using an average over a three-year performance period beginning January 1, 2023 through December 31, 2025 & January 1, 2024 through
December 31, 2026.

2022-2024 LTI Plan Results
The performance period of the 2022 PSU grant ended on December 31, 2024. The plan’s structure and design are shown below along with the performance metric results. The LTI plan’s goals were established in early 2022 covering a three-year performance period.
The 2022-2024 PSU results are shown in the chart below. It indicates overall achievement of 58.93 percent of target performance for the 2022-2024 performance period. The Committee certified the 2022-2024 LTI PSU final awards to the
CEO and Board Chair at 58.93 percent of the target level that was achieved.

2022-2024 LTI PSU Performance Results

200%
150%
100%
50%
0%
0%
100%
100%
89%
58.93%
Relative TSR
Synergies
CAFE Compliance
Electrification of Vehicle Nameplates
Total LTI Performance Results

Weighting	**40%**		**40%**		**10%**		**10%**		
Threshold	**Rank #8**		**€13.1 bn**		**Compliant**		**58%**		
Target	**Rank #5**		**€15.5 bn**		**Compliant**		**72%**		
Maximum	**Rank #1**		**N/A**		**N/A**		**N/A**		
Performance Result	**Rank #9**		**€24.7 bn**		**Compliant**		**69%**		
Weighted Result	**0%**	**+**	**40%**	**+**	**10%**	**+**	**9%**	**=**	**58.93%**

The table below summarizes the number of PSUs awarded from the 2022-2024 LTI plan to our Executive Directors based on the plan’s performance of 58.9 percent of target. The shares will be distributed in May 2025. Note that the value of this award has been reflected in Table 1 of this Remuneration Report.

Executive Director	2022-2024 Long-Term Incentive PSUs Awarded
	PSUs awarded in 2022	PSUs to be distributed in May 2025 (based on 58.93% performance)*
John Elkann, Board Chair	164,840	97,091
Carlos Tavares, Chief Executive Officer	696,650	410,327
*The multiplier for the PSU is calculated on each award and is not a straight calculation of the total shares granted.
Because the 2023 and 2024 PSU grants have a three-year performance period, performance objectives and performance results will not be disclosed until the end of the respective performance periods. We are not disclosing the 2023

& 2024 LTI PSU objectives now because such information would provide competitors with insight into our business plan that could substantially harm Stellantis’ business interests. At the time the Remuneration Committee approved these targets, the Committee believed the targets to be ambitious and achievable while incentivizing executives to exceed expectations.
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

As requested by our Shareholders during our outreach campaigns, we have disclosed the seven strategic milestones of the Transformation award below.
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
Given the five-year performance period for meeting the milestones, as of December 31, 2024, four milestones have been achieved and approved by the Remuneration Committee - the latest milestone achieved and paid in 2024. Achieving these milestones to date shows significant progress in the Company’s journey in transforming to global leader in electrification and technology, which in turn create long-term stability within the industry and creates shareholder value.

Milestone Achieved	Significance to Long-Term Strategy	Stellantis Sustainability and Future
European LEV sales mix at 15% (achieved in 2022)	•European LEV sales mix < 9% prior to 2021 •Industry is transforming away from carbon-emitting internal combustion engines	•Beginning of the journey to become a global leader in electrification and mobility •Drive Stellantis in the LEV (BEV/ PHEV) competition to be a top player in industry
First start of production of e-motors made at Nidec PSA E-motors (NPE) (achieved in 2023)
•Starting from ground up – modify
plants to produce new technology
and retraining employees
•Cornerstone for e-components
vertical integration (not outsource
like competition)
•Provides highest efficiency at
competitive costs
•Over €93M of industrial
investments to date
•Stellantis Trémery plant first facility to produce electric motors •Aims to drive electrification growth while also meeting the needs of other automakers
First start of production of eDCT electrified (achieved in 2023)
•Starting from ground up – modify
plants to produce new technology
and retraining employees
•Cornerstone for e-components
vertical integration insource (not
outsource like competition)
•Provides broader availability of
affordable electrified powertrains
on global market
•Over €57M of industrial
investments to date

•Stellantis Metz site ramping up
production of 600,000 electrified
dual-clutch gearboxes per year
•Supply mild Hybrid Electric
Vehicles and PHEV
•Solution will gradually be
extended to all brand models in
Europe to reduce CO2 emissions

Achieve over 15 million Over the Air Software update of Vehicles over three years beginning 2021 (achieved in 2024)
•Increase the attractiveness and
residual values of our vehicles
•Controls and reduces the number
of SW versions in operation
•Creates revenue opportunity over
the life cycle of the vehicle, an in
car communication channel for
CRM and cross selling
•Meaningful warranty cost
avoidance and customer
satisfaction achieved avoiding
physical recalls
•Additional revenue opportunities over the vehicle’s life cycle
Shareholder Return Incentive
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
The absolute TSR is measured using the average split-adjusted closing price per share over sixty (60) consecutive trading days measured against the average split-adjusted closing price per share over twenty (20) consecutive trading days from January 18, 2021 (€9.64). The share price is measured using the share price reported on the Euronext Milan.
In February 2024 (and extending until August 2024), the average split-adjusted closing price per share over 60 consecutive days appreciated over 100% resulting in a vested payout of 2,000,000 Performance Share Units to the CEO in
January 2026. As a result of the settlement agreement between the Company and the CEO, the CEO will receive 800,000 of the 2,000,000 shares in January 2026. The remaining shares (1,200,000) were forfeited.
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
Severance Benefits: Pursuant to a service agreement between the CEO and the Company and in accordance to limits of Dutch Civil Code, a severance benefit equal to one-year’s base salary would be provided in the event of termination of employment by the Company without cause. Severance benefits do not include any acceleration of equity awards. As result of the settlement agreement between the Company and the CEO, the CEO received the severance benefit in January 2025.
Company Vehicle: Our CEO is eligible to participate in the Company’s vehicle benefit program.
Personal Use of Company Aircraft: The use of the Company’s aircraft for personal use ensures the security of our
CEO and Board Chair. The Company pays the costs associated with both business and personal use of the aircraft.

Detail and compensatory value of the above and other benefits and/or perquisites provided or paid in 2024 are included in Table 1 of this Remuneration Report.
Share Plans Grant to Directors
The following table provides an overview of the share plans held by Executive Directors for the year ended
December 31, 2024:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date	Number of Units Granted	Fair Value at Grant Date(1)	Vesting Date	End of Holding Period	Opening Balance - January 01, 2024	Shares Granted	Shares Cancelled / Forfeited(2)	Shares Vested(3)	Closing Balance	Long- Term Incentive Expense
ELKANN, John Phillip, Chairman	2021 LTI RSU	2021-2023	April 15, 2021	42,580	€ 622,904	April 15, 2024	May 1, 2026	42,580	—		42,580	—	€8,103
	2021 LTI PSU	2021-2023	April 15, 2021	127,900	€ 1,871,053	April 15, 2024	May 1, 2026	127,900	51,160	2,558	176,502	—	€25,535
	2022 LTI RSU	2022-2024	May 15, 2022	54,950	€ 580,959	May 15, 2025	May 15, 2027	54,950	—		—	54,950	€240,392
	2022 LTI PSU	2022-2024	May 15, 2022	164,840	€ 1,686,462	May 15, 2025	May 15, 2027	164,840	—		—	164,840	€689,899
	2023 LTI PSU	2023 - 2025	May 1, 2023	169,773	€ 2,138,008	May 1, 2026	May 1, 2028	169,773	—		—	169,773	€82,156
	2024 LTI PSU	2024 - 2026	May 15, 2024	115,886	€1,182,036	May 15, 2027	May 15, 2029	—	115,886		—	115,886	€106,977

TAVARES, Carlos CEO	2021 LTI RSU	2021-2023	April 15, 2021	204,180	€ 2,956,526	May 15, 2024	May 15, 2026	204,180	—		204,180	—	€38,747
	2021 LTI PSU	2021-2023	April 15, 2021	612,700	€ 9,484,596	May 15, 2024	May 15, 2026	612,700	245,080	12,254	845,526	—	€122,700
	2021 CEO PSU(4)	2021-2026	June 28, 2021	1,000,000	€ 19,560,000	January 17, 2026	January 17, 2028	1,000,000	—	200,000	—	800,000	€4,885,883
	2021 LTI RSU(5)	2021-2023	October 1, 2021	10,190	€ 143,068	October 1, 2024	May 1, 2026	10,190	—		10,190	—	€38,543
	2022 LTI RSU	2022-2024	May 15, 2022	232,220	€ 2,584,366	May 15, 2025	May 15, 2027	232,220	—	32,255	—	199,965	€903,225
	2022 LTI PSU	2022-2024	May 15, 2022	696,650	€ 7,502,483	May 15, 2025	May 15, 2027	696,650	—		—	696,650	€3,010,424
	2023 LTI PSU	2023 - 2025	May 1, 2023	744,417	€ 9,374,692	May 1, 2026	May 1, 2028	744,417	—	248,114	—	496,303	€678,200
	2024 LTI PSU	2024 - 2026	May 15, 2024	497,247	€5,071,920	May 15, 2027	May 15, 2029	—	497,247	331,497	—	165,750	€836,772
________________________________________________________________________________________________________________________________________________
(1) Fair Value at Grant Date is calculated as described in the Share Based Compensation note within the Consolidated financial statements included elsewhere in this report
(2) Reflects adjustments to the share grant based on performance and in the case of the CEO, the Settlement Agreement
(3) The fair market value of the shares that vested during 2024 for the Chairman was €5,093,657 and the fair market value of the shares that vested during 2024 for the CEO was
€19,487,492
(4) CEO Transformation Incentive 2021 - 2025 Award provided under the terms of the Remuneration Policy and approved by the Board
(5) Amount reflects additional RSUs pursuant to the €1 billion extraordinary distribution on Stellantis common shares, contemplated by the combination agreement and approved at the Annual AGM of Stellantis held on April, 15, 2021. Additional details can be found in Note 19 - Share Based Compensation within the Consolidated financial statements included elsewhere in this report
Long-Term Incentive Expense for the CEO represents the remaining expense for each of the plans. No additional expense relating to these plans is expected.
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
Other Remuneration Matters
Compliance with Remuneration Policy
The remuneration paid to Executive and Non-executive Directors for 2021 was done in line with the Remuneration
Policy approved by Shareholders at the April 15, 2021 Annual General Meeting. We refer to the paragraphs on the Elements of Executive Director Remuneration, Base Salary, 2024 Stellantis Annual Incentive Plan, Long-Term Incentive Plan, more detailed information on how the remuneration in the Remuneration Report contribute to the long-term performance of the
Company.
Derogations and deviations from Remuneration Policy
There were no deviations from the Remuneration Policy in 2024.
Terms of Engagement - Service Agreement
The CEO was employed by the Company on the basis of a Service Agreement (dated June 23, 2021) for a five-year period ending on April 15, 2026, subject to any earlier termination by either party. In December 2024, the Company and the
CEO entered a settlement agreement providing remuneration to the CEO after his departure from the Company. Details of the remuneration terms of the settlement agreement is provided in this Report.
Restrictive Covenants
Pursuant to the services agreement between the CEO and the Company, the CEO was subject to a non-competition restriction for a period of one year following termination of employment. A customary provision regarding confidentiality is also included in the services agreement. Under the terms of the settlement agreement between the Company and the CEO in
December of 2024, the non-competition restriction was waived.
Separation and Release Agreement between the Company and CEO
On December 1, 2024, the Company and the CEO entered an agreement to terminate the Services Agreement effective January 1, 2025. Under the remuneration terms of the agreement, the CEO was awarded severance pursuant to
Dutch Civil Code, a cash and equity award from the CEO Transformation 2021-2025 Incentive, benefits continuation until until January 1, 2025 and financial services and tax equalization benefit, if any, until April 15, 2030. Further information about remuneration to be received as a result of this agreement can be found in this Report and as required in subsequent reporting.
Stock Ownership and Retention Guidelines
Our Board recognizes the critical role that executive stock ownership and retention has in aligning the interests of -
management with those of shareholders. In 2021, the Board approved stock ownership and retention guidelines for Executive
Directors and Non-executive Directors. Shares owned outright and any unvested RSUs are counted for purposes of meeting the guideline (unvested PSUs are not considered).

The Chairman and CEO are subject to stock ownership guidelines which require owning shares with an aggregate value of not less than six (6) times base salary. Non-executive Directors are required to own shares with an aggregate value of not less than one year of the retainer fee. All are required to meet their required level of ownership within five years. As of
December 31, 2024, the Executive Directors have satisfied the stock ownership guideline requirement.
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
In the financial year 2024, no situation occurred where variable remuneration has been, or had to be, reclaimed.
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

For purposes of providing historical information, the information included in the table below for year 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes personnel cost and average number of employees of
FCA N.V. prior to the merger:

Employees excluding Executive Directors	2024	2023	2022	2021	2020(1)	5 years average
Personnel cost (€ billion)	17.1	19.1	18.2	17.1	10.3	16.4
Average number of employees	259,118	271,292	282,926	292,432	191,703	259,494
Average employee compensation (€)	65,993	70,404	64,328	58,475	53,729	62,586
____________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report
For purposes of providing a five-year trend of the CEO’s pay ratio, the information included in the table below for year 2020 is what was reported in the FCA N.V. 2020 Remuneration Report and includes CEO compensation and average employee compensation of FCA N.V. prior to the merger:

	2024	2023	2022	2021(1)	2020(2)	5 years average
CEO compensation (€)	23,085,718	36,494,025	23,459,006	17,453,507	11,729,558	22,444,363
Average employee compensation (€)	65,993	70,404	64,328	58,475	53,729	62,586
CEO Pay Ratio	350*	518*	365	298	218	350
____________________________________________________________________________________________________
(1) CEO Compensation used to calculate the 2021 CEO pay ratio excludes Other Compensation reported in table 1
(2) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report
*The CEO pay ratio reported in 2024 and 2023 includes remuneration received from the Transformation Incentive 2021 - 2025. Excluding the amount relating to the CEO Transformation Incentive 2021 - 2025 would result in a CEO pay ratio of 315 for 2023 and 124 for 2024.
In accordance with the guidance provided under the Dutch Corporate Governance Code, further pay ratios including scenario analysis reflecting incentive plan performance were conducted between the CEO and senior management.
Considering base salary and incentive opportunities (both short-term and long-term incentives but excluding the one-time
CEO Transformation and Shareholder Return Incentives), the CEO pay ratio ranged from 2.9 to 5.5.
Comparative Table over Remuneration and Company Performance
In line with guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the
performance of the Company, the remuneration of each Director and the average employee compensation other than directors from 2020 to 2024 financial years is disclosed in the following table. For purposes of providing historical information, the information included for years 2020 is what was reported in the FCA N.V. 2020 Remuneration Report.

Company Performance	2024	2023	2022	2021	2020(1)
Net revenues (€ million)	€156,878	€189,544	€179,592	€149,419	€86,676
Net profit/(loss) from continuing operations (€ million)	5,520	18,625	16,779	13,218	24
Diluted earnings/(loss) per share from continuing operations (€)	€1.84	€5.94	€5.31	€4.19	€0.02
_________________________________________________________________________________________________________________________________________________
(1) These amounts reflect those reported in FCA N.V. 2020 Remuneration Report

Director	Position	2024	2023	2022	2021	2020(1)
ELKANN, John Philipp	Chairman	€ 2,797,278	€ 4,823,519	€ 5,850,051	€ 7,884,085	€ 2,391,177
TAVARES, Carlos	Former CEO	23,085,718	36,494,025	23,459,006	19,153,507
PEUGEOT, Robert	Director	220,405	216,927	219,595	203,782
AGNELLI, Andrea	Director	-	62,644	223,022	226,135	45,888
CASTRIES, Henri de	Director	289,829	286,294	290,010	273,725
CICCONI, Fiona Clare	Director	238,046	234,478	227,611	208,061
DUFOURCQ, Nicolas	Director	-	-	-	-
GODBEHERE, Ann Frances	Director	225,510	225,510	228,106	228,458
MARTELLO, Wan Ling	Director	245,960	245,960	234,440	221,546
PARZANI, Claudia	Director	154,947
RIBADEAU- DUMAS, Benoit	Director	-	-
SAINT- EXUPERY, Jacques	Director	200,000	200,000	201,853	198,436
SCOTT, Kevin	Director	70,589	230,960	218,702	203,498
MARCHIONNE, Sergio	Former CEO				26,080,867
MANLEY, Michael	Former CEO			51,184,773(2)	305,876	11,728,558
PALMER, Richard	Former CFO		345,686(3)		14,766,580	4,471,542
ABBOTT, John	Former Director				8,456	43,775
BRANDOLINI D'ABBA, Tiberto	Former Director				9,169	44,691
EARLE, Glenn	Former Director				8,387	71,635
MARS, Valerie	Former Director				11,872	60,903
THOMPSON, Ronald L.	Former Director				14,611	58,231
VOLPI, Michelango A.	Former Director				12,198	52,369
WHEATCROFT, Patience	Former Director				8,723	59,690
ZEGNA, Emenegildo	Former Director				24,479	68,037
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
Remuneration Report

Average employee compensation	2024	2023	2022	2021	2020(1)
Average employee compensation	€65,993	€70,404	€64,328	€58,475	€53,729
____________________________________________________________________________________________________
(1) These amounts reflect those reported in the FCA N.V. 2020 Remuneration Report

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of its management, including the Chairman and Chief Financial
Officer, Stellantis conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31,
2024 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the Chairman and Chief Financial Officer concluded that Stellantis’ disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Stellantis’ Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to Stellantis management, including the Chairman and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
The approach adopted by Stellantis for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a “top-down, risk-based” process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
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
Management's Report on Internal Control over Financial Reporting
Stellantis management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Stellantis internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published Consolidated Financial Statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and the preparation and presentation of Consolidated Financial
Statements in accordance with IFRS. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Stellantis internal control over financial reporting as of December 31,
2024, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by COSO. Based on that assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control
No change to Stellantis’ internal control over financial reporting occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Stellantis N.V.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Stellantis N.V. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024 and the related consolidated income statement, statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes and our report dated February 27, 2025 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the
Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte & Associés
Paris – La Défense, France
February 27, 2025

FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
STELLANTIS N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Stellantis N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Stellantis N.V. and subsidiaries
(the “Company”) as of December 31, 2024 and the related consolidated income statement, statement of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively referred to as the
“financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission and our report dated February 27, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Provision – Product Warranty - North America – Refer to Notes 2 and 21 to the financial statements
Critical Audit Matter Description
The Company establishes reserves for product warranty in North America at the time the related sale is recognized.
The estimated future costs of these actions, which are recorded in cost of revenues in the consolidated income statement, are principally based on historical data of lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles.
We identified the product warranty provision in North America as a critical audit matter due to the complexity of the valuation models used and the significance of the judgments made by management when calculating the provision. Our audit procedures to evaluate the provision required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the provision for product warranty in North America included the following, among others:
–We evaluated the design and tested the operating effectiveness of controls over the Company’s product warranty process, including those over the valuation models and significant assumptions used.
–We used our actuarial specialists to assist us in evaluating the Company's estimation methodology, to test the actuarial calculations used by the Company and in independently calculating a range of likely outcomes for the product warranty provision.
–We performed audit procedures to evaluate the completeness and accuracy of the data used in the valuation models to calculate the provision for product warranty.
–We evaluated the adequacy of the related disclosures in the financial statements
Recoverability of non-current assets with definite useful lives - Enlarged Europe, Maserati and North America –
Refer to Notes 2, 10 and 11 to the financial statements
Critical Audit Matter Description
Non-current assets with definite useful lives includes property, plant and equipment (€45,011 million), other intangible assets (€22,379 million), and assets held for sale (€917 million). The Company reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired and, if required, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined at the cash generating unit (CGU) level.
We identified the recoverability of non-current assets with definite useful lives in Enlarged Europe, Maserati and
North America as a critical audit matter due to the significance of the assumptions used by management related to uncertainties and potential volatility involved in the forecast volumes and margins, which may be affected by the development of new vehicle platforms, regulatory changes as well as changes in the expected costs of implementing electrification. Our audit procedures to evaluate these non-current assets with definite useful lives required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management's forecast and assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasted volumes and margins included the following, among others:
–We evaluated the design and tested the operating effectiveness of controls over the Company’s identification of impairment triggering events, its forecasting process, and the significant inputs and assumptions used to support its assessment of the recoverability of non-current assets with definite useful lives in Enlarged Europe, Maserati and North America.
–We assessed the Company’s evaluation of impairment triggering events, including the quantitative and qualitative indications that were considered under IAS 36.
–We evaluated the effectiveness of the Company's forecasting process by comparing the forecasts to historical volumes and margins.
–We assessed the cash flow forecasts for each CGU in Enlarged Europe, Maserati and North America by comparing volumes with those forecasted per automotive industry market research reports and comparing the forecasts to historical revenue and margins of other vehicles from the same brand and/or segment.

–We evaluated the key assumptions applied in determining the recoverable amount and tested the allocation of assets to the carrying value of those CGUs.
–We evaluated the consistency of the volumes and mix derived from the impairment test with the Company’s long-term strategy on climate change risks and the electrification transition, and the impact thereof on the cash flows used in determining the cash flows of the CGUs.
–With the assistance of our fair value specialists, we evaluated the methodology used by the Company, including the impairment test model developed, the discount rates applied and performed independent calculation and sensitivity analyses over key assumptions used.
–We evaluated the adequacy of the related disclosures in the financial statements, including the disclosures of related significant judgements made by management.
/s/  Deloitte & Associés
Paris – La Défense, France
February 27, 2025
We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Stellantis N.V. and subsidiaries
(the Company) as of December 31, 2023 and 2022, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December
31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board (IFRS).
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
/s/ EY S.p.A.
We have served as the Company’s auditor from 2021 to 2024.
Turin, Italy
February 22, 2024

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)

		Years ended December 31,
	Note	2024	2023	2022
Net revenues	4	€156,878	€189,544	€179,592
Cost of revenues		136,360	151,400	144,327
Selling, general and other costs		9,299	9,541	8,981
Research and development costs	5	5,784	5,619	5,200
Gains/(losses) on disposal of investments		(98)	20	72
Restructuring costs		1,617	1,119	1,144
Share of the profit/(loss) of equity method investees	12	(33)	491	264
Operating income/(loss)		3,687	22,376	20,276
Net financial expenses/(income)	6	(345)	(42)	768
Profit/(loss) before taxes		4,032	22,418	19,508
Tax expenses/(benefit)	7	(1,488)	3,793	2,729
Net profit/(loss)		€5,520	€18,625	€16,779

Net profit/(loss) attributable to:
Owners of the parent		€5,473	€18,596	€16,799
Non-controlling interests		47	29	(20)
		€5,520	€18,625	€16,779
Earnings per share:	29
Basic earnings per share		€1.86	€5.98	€5.35
Diluted earnings per share		€1.84	€5.94	€5.31
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)

		Years ended December 31,
	Note	2024	2023	2022
Consolidated profit/(loss) for the period		€5,520	€18,625	€16,779

Fair value remeasurement to cash flow hedges		678	(910)	(482)
of which, reclassified to the income statement		445	532	(353)
of which, recognized in equity during the period		233	(1,442)	(129)
Gains and losses from remeasurement of financial assets		8	57	3
of which, recognized in equity during the period		8	57	3
Exchange differences on translating foreign operations		1,008	(1,927)	2,013
Income tax (expenses)/benefit		(156)	245	89
Share of Other comprehensive income/(loss) for equity method investees		55	(221)	(7)
Amounts to be potentially reclassified to profit or loss	28	1,593	(2,756)	1,616

Actuarial gains and losses on defined benefit pension obligations		(144)	(228)	1,753
Share of Other comprehensive income/(loss) for equity method investees		(1)	2	(5)
Income tax (expenses)/benefit		55	41	(379)
Amounts not to be reclassified to profit or loss	28	(90)	(185)	1,369

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€7,023	€15,684	€19,764
of which, attributable to equity holders of the parent		€6,974	€15,658	€19,781
of which, attributable to non-controlling interests		€49	€26	€(17)
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)

		At December 31,
	Note	2024	2023
Assets
Goodwill and intangible assets with indefinite useful lives	9	€31,986	€30,994
Other intangible assets	10	22,379	20,625
Property, plant and equipment	11	45,011	37,687
Equity method investments	12	9,100	8,070
Non-current financial assets	13	3,294	3,269
Other non-current assets and prepaid expenses	16	9,661	7,694
Deferred tax assets	7	4,371	2,152
Tax receivables	16	227	117
Total Non-current assets		126,029	110,608
Inventories	14	20,861	21,414
Assets sold with a buy-back commitment		1,938	1,328
Trade receivables	16	5,506	6,426
Tax receivables	16	1,411	802
Other current assets and prepaid expenses	16	12,973	10,288
Current financial assets	13	3,872	6,830
Cash and cash equivalents	18	34,100	43,669
Assets held for sale	3	917	763
Total Current assets		81,578	91,520
Total Assets		€207,607	€202,128
Equity and liabilities
Equity	28
Equity attributable to owners of the parent		81,692	81,693
Non-controlling interests		423	427
Total Equity		82,115	82,120
Liabilities
Long-term debt	22	25,028	20,001
Other non-current financial liabilities	17	15	21
Other non-current liabilities	24	5,980	8,065
Non-current provisions	21	8,860	7,744
Employee benefits liabilities	20	5,441	4,911
Tax liabilities		475	542
Deferred tax liabilities	7	4,507	4,784
Total Non-current liabilities		50,306	46,068
Short-term debt and current portion of long-term debt	22	12,199	9,462
Current provisions	21	14,220	13,724
Employee benefit liabilities	20	583	562
Trade payables	23	29,684	33,008
Tax liabilities		475	1,264
Other liabilities	24	17,558	15,570
Other current financial liabilities	17	9	18
Liabilities held for sale	3	458	332
Total Current liabilities		75,186	73,940
Total Equity and liabilities		€207,607	€202,128
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)

		Years ended December 31,
	Note	2024	2023	2022
Net profit/(loss)		€5,520	€18,625	€16,779
Adjustments for non-cash items and other:	31
depreciation and amortization		7,226	7,549	6,797
(gains)/losses on disposals		(32)	(195)	(192)
change in deferred taxes		(2,921)	701	(711)
other non-cash items		1,927	720	391
Change in provisions and employee benefits liabilities	31	1,779	2,460	1,906
Result of equity method investments net of dividends received	31	381	(156)	(47)
Change in carrying amount of leased vehicles		(3,885)	(1,747)	(483)
Changes in working capital	15	(5,987)	(5,472)	(4,481)
Net cash from/(used in) operating activities		4,008	22,485	19,959
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies		261	1,457	235
Acquisitions of consolidated subsidiaries and equity method and other investments		(1,652)	(3,885)	(666)
Proceeds from disposals of property, plant and equipment and intangible assets		365	533	545
Investments in property, plant and equipment and intangible assets		(11,060)	(10,193)	(8,615)
Change in amounts payable on property, plant and equipment and intangible assets		223	1,068	(399)
Net change in receivables from financing activities		(4,151)	(3,834)	(1,413)
Other changes		32	(193)	(218)
Net cash from/(used in) investing activities		(15,982)	(15,047)	(10,531)
Distributions paid:
to Stellantis shareholders		(4,651)	(4,208)	(3,353)
to non-controlling shareholders of subsidiaries		(10)	—	(1)
Proceeds from issuance of shares		104	92	40
(Purchases)/sales of treasury shares		(3,000)	(2,434)	(923)
Changes in short-term debt and other financial assets and liabilities	31	2,557	328	(400)
Changes in long-term debt	31	4,644	(214)	(6,480)
Change in securities	31	2,422	(2,754)	(2,069)
Other changes		(5)	(10)	19
Net cash from/(used in) financing activities		2,061	(9,200)	(13,167)
Effect of changes in exchange rates		410	(836)	608
(Increase)/decrease in cash and cash equivalents included in asset held for sale		(66)	(166)	(65)
Increase/(decrease) in cash and cash equivalents		(9,569)	(2,764)	(3,196)
Net cash and cash equivalents at beginning of the period		43,669	46,433	49,629
Net cash and cash equivalents at end of the period	18	€34,100	€43,669	€46,433
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)

	Attributable to the Owners of the parent
	Share capital(1)	Treasury shares	Retained earnings and other reserves(1)	Cash flow hedge reserve	Remeasure ment of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributa ble to Owners of the parent	Non- controlling interests	Total Equity
At January 1, 2022	€31	€—	€52,776	€199	€6	€2,030	€956	€(91)	€55,907	€400	€56,307
Other comprehensive income	—	—	—	(393)	3	1,374	2,010	(12)	2,982	3	2,985
Net profit	—	—	16,799	—	—	—	—	—	16,799	(20)	16,779
Total Other comprehensive income	—	—	16,799	(393)	3	1,374	2,010	(12)	19,781	(17)	19,764
Capital increase	1	—	39	—	—	—	—	—	40	—	40
(Purchases) sales of treasury shares(1)	—	(923)	—	—	—	—	—	—	(923)	—	(923)
Distributions	—	—	(3,353)	—	—	—	—	—	(3,353)	(1)	(3,354)
Share-based compensation	—	—	163	—	—	—	—	—	163	—	163
Other changes(2)	—	—	359	25	—	—	—	—	384	1	385
At December 31, 2022	32	(923)	66,783	(169)	9	3,404	2,966	(103)	71,999	383	72,382
Other comprehensive income	—	—	—	(665)	57	(187)	(1,924)	(219)	(2,938)	(3)	(2,941)
Net profit	—	—	18,596	—	—	—	—	—	18,596	29	18,625
Total Other comprehensive income	—	—	18,596	(665)	57	(187)	(1,924)	(219)	15,658	26	15,684
(Purchases) sales of treasury shares(1)	—	(2,434)	—	—	—	—	—	—	(2,434)	—	(2,434)
Cancellation of treasury shares	(1)	923	(923)	—	—	—	—	—	(1)	—	(1)
Distributions	—	—	(4,208)	—	—	—	—	—	(4,208)	—	(4,208)
Share-based compensation	—	—	295	—	—	—	—	—	295	—	295
Other changes(2)	—	—	383	1	—	—	—	—	384	18	402
At December 31, 2023	31	(2,434)	80,926	(833)	66	3,217	1,042	(322)	81,693	427	82,120
Other comprehensive income	—	—	—	521	8	(88)	1,006	54	1,501	2	1,503
Net profit	—	—	5,473	—	—	—	—	—	5,473	47	5,520
Total Other comprehensive income	—	—	5,473	521	8	(88)	1,006	54	6,974	49	7,023
Issuance of special voting shares	9	—	(9)	—	—	—	—	—	—	—	—
(Purchases) sales of treasury shares(1)	—	(3,000)	—	—	—	—	—	—	(3,000)	—	(3,000)
Cancellation of treasury shares(1)	(3)	5,149	(5,146)	—	—	—	—	—	—	—	—
Distributions	—	—	(4,651)	—	—	—	—	—	(4,651)	(10)	(4,661)
Share-based compensation	—	—	159	—	—	—	—	—	159	—	159
Other changes(2)	—	—	564	(47)	—	—	—	—	517	(43)	474
At December 31, 2024	€37	€(285)	€77,316	€(359)	€74	€3,129	€2,048	€(268)	€81,692	€423	€82,115
________________________________________________________________________________________________________________________________________________
(1) Refer to Note 28, Equity for additional information
(2) Includes:
•deferred hedging gains/(losses) transferred to inventory, net of tax of €(47) million (€1 million at December 31, 2023 and €25 million at December 31, 2022); and
•the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of
€454 million at December 31, 2024, €323 million at December 31, 2023 and €398 million at December 31, 2022.
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Principal activities
Stellantis N.V. was created as a result of the merger between Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles
N.V. (“FCA N.V.”), effective on January 17, 2021, with FCA N.V. as the surviving company. Upon the merger, FCA N.V.
was renamed to Stellantis N.V., a public limited liability company (naamloze vennootschap), organized in the Netherlands, as the parent of Stellantis with its principal executive offices located at Taurusavenue 1, 2132LS Hoofddorp, the Netherlands.
Stellantis is engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, mobility services and metallurgical products. In addition, Stellantis is involved in certain other activities, including software and data businesses and financial services activities relating to dealer, customer financing as well as vehicles leasing and rental.
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
Stellantis financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”). All figures shown are rounded to the nearest million.

2.	Basis of preparation
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting
Standards
The Consolidated Financial Statements, together with the notes thereto, of Stellantis as of and for the year ended
December 31, 2024 (“The Consolidated Financial Statements”) were authorized for issuance by the Stellantis Board of
Directors on February 27, 2025 and have been prepared in accordance with the International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European
Union. There is no effect on these Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards
(“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
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
Climate change

As the automotive industry accelerates change to mitigate climate and ecological threats, Stellantis’ Dare Forward
2030 strategic plan anticipates a pathway consistent with science-based recommendations to achieve this critical target.
Stellantis’ ambition is to contribute to global carbon neutrality, with an ambitious carbon neutral footprint reduction roadmap.
The most important decarbonization lever though which the Company aims to achieve its Dare Forward 2030 strategic plan, is the transition to a low carbon product portfolio, which includes a roll out of Low Emission Vehicles
(“LEVs”) worldwide representing a significant shift in Stellantis’ product and service portfolio.
There are a number of climate related targets which are associated with the Dare Forward 2030 strategic plan, including:
•The overarching target of reaching carbon net zero by 2038 (Scopes 1, 2 and 3) with single-digit compensation of residual emissions compared to our 2021 base year; and
•The intermediary targets of reaching, by 2030, a reduction of 50 percent emissions on a per vehicle basis
(CO2-equivalent per vehicle), and a reduction of 30 percent in absolute emissions, both across Scopes 1, 2 and 3, compared to our 2021 base year.
The key achievements towards the Dare Forward 2030 strategic plan in 2024 include:
•Shipments of 314,500 battery electric vehicles (“BEV”) worldwide;
•Stellantis started production of 9 all-new BEVs;
•Stellantis introduced the multi-energy BEV-centric platform STLA Large platform in 2024. In addition,
Stellantis also unveiled the STLA Frame platform, tailored for full-size, body-on-frame trucks and SUVs;
•The signing of an agreement with Contemporary Amperex Technology Co. Limited (“CATL”) to establish a joint venture for a large-scale lithium iron phosphate gigafactory to be located in Spain; and
•The issuance of a green bond for €500 million. Refer to Note 22, Debt. Stellantis will aim to allocate an amount equal to the net proceeds of the green bond to investments related to the design, development and manufacturing of zero emissions vehicles.
In December 2024, the Stellantis Board of Directors approved the Medium-Term Plan (“MTP”), which covers the period from January 1, 2025 through December 31, 2027 and is used as the basis of our impairment testing and deferred tax asset recognition assessments. While the MTP period is shorter than the Dare Forward 2030 strategic plan, it builds upon the progress achieved since the Dare Forward 2030 strategic plan was announced and seeks to direct the Company towards the
Dare Forward 2030 targets, including through significant investments in electrification and software.
Many of the targets set forth in the Dare Forward 2030 strategic plan are dependent on external enablers including the pace of the industry’s transition to full electrification, conducive BEV policies (e.g., charging infrastructure, BEV purchasing incentives), and the availability of decarbonized energy. These targets have become increasingly challenging in light of the trends in market dynamics, government policy and regulation that have emerged since the plan’s introduction in
March 2022. Although the targets remain in place, the speed and trajectory at which they may be met is the subject of ongoing assessment by the Company.
Stellantis has established joint ventures to secure its battery cell needs in Europe (through ACC and the joint venture announced with CATL referred to above) as well as in North America (through StarPlus Energy and NextStar Energy).
Furthermore, Stellantis has an investment in Symbio – an actor in zero-emission hydrogen mobility. These joint ventures are accounted for under the equity method. Refer to Note 12, Investments accounted for using the equity method and Note 27,
Guarantees granted, commitments and contingent liabilities for additional information.
The areas of financial reporting which rely on the use of cash flow projections (such as impairment testing and deferred tax asset recognition assessments) incorporate climate change related estimates and judgments applied by management in the development of the MTP.

For further details of impairment testing, please refer to: Recoverability of non-current assets with definite useful lives and Recoverability of Goodwill and Intangible assets with indefinite useful lives. For further details of the deferred tax asset recoverability assessment please refer to Recoverability of deferred tax assets.
Changes in climate related assumptions could also impact the estimated useful lives and residual value estimates of property, plant and equipment and intangible assets, as these are based on the period over which the assets are expected to be used by the Company, which could change in response to updates in climate assumptions, for example as a result of amendments to the regulatory landscape. Refer to Note 11, Property, plant and equipment and Note 10, Other intangible assets for additional information.
As described in Note 19, Share-based compensation, certain of the long-term equity incentive plans vest upon the achievement of certain nameplate electrification targets. The Company accrues the share-based payment expense on the basis of the progress towards achieving the MTP (i.e. periodically an evaluation is performed to determine the best estimate for how much may vest). In the event that the Company does not achieve the electrification targets, certain of the amounts accrued in relation to these awards may need to be reversed in the future.
The Company accrues provisions for costs related to regulatory emission compliance requirements. Such provisions are accrued at the time the vehicle is sold, if it is concluded that it is more likely than not that the Company will have to settle the obligation. The Company performs the recognition assessment based on its most recent projections which reflect the climate-related assumptions. The provision accrued is the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits expected to be used in settlement plus the amount, if any, of the fine expected to be paid in cash per unit. Such provisions are included within Note 21, Provisions for additional information.
Material accounting policies
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Company has control. Control is achieved when the Company (i) has power over the investee; (ii) when it is exposed to, or has rights to, variable returns from its involvement with the investee and (iii)
has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date which control is achieved by the Company. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
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
When the Company’s share of the losses of a joint venture or associate exceeds its interest in that joint venture or associate, the Company discontinues recognizing its share of further losses. Additional losses are provided for and a liability is recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate. The Company tests the carrying value of a joint venture or associate for impairment when indicators of impairment are identified.
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
For the years ended December 31, 2024, 2023 and 2022 the Company did not have any discontinued operations.
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

The principal exchange rates used to translate other currencies into Euro were as follows:

	2024		2023		2022
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (USD)	1.082	1.039	1.081	1.105	1.054	1.067
Canadian Dollar (CAD)	1.482	1.495	1.460	1.464	1.370	1.444
Mexican Peso (MXN)	19.806	21.550	19.193	18.723	21.203	20.856
Pound Sterling (GBP)	0.847	0.829	0.870	0.869	0.853	0.887
Polish Zloty (PLN)	4.306	4.273	4.544	4.348	4.686	4.690
Swiss Franc (CHF)	0.953	0.941	0.972	0.926	1.005	0.985
Turkish Lira (TRY)(1)	n.a.	36.769	n.a.	32.603	n.a.	19.953
Brazilian Real (BRL)	5.828	6.435	5.401	5.350	5.441	5.568
Argentine Peso (ARS)(2)	n.a.	1071.106	n.a.	893.404	n.a.	188.915
Chinese Renminbi (CNY)	7.786	7.583	7.657	7.851	7.079	7.358
Japanese Yen (JPY)	163.844	163.060	151.854	156.330	137.931	140.660
____________________________________________________________________________________________________
n.a. = not applicable
(1) From April 1, 2022, Turkey’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
(2) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
Intangible assets
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
Capitalized development expenditures are amortized on a straight-line basis from when the related asset is available for use, generally from the beginning of production, over the expected life cycle of the models (generally 5-9 years) or propulsion systems (generally 10-12 years) developed.
The useful lives of capitalized development expenditures are reviewed at least annually, or more frequently if facts and circumstances indicate that there could be a change from the previous assessment. Changes in useful lives are accounted for as a change in accounting estimate prospectively from the date of change. The useful life assessment considers any updates to the Company’s product development strategy (including any climate-related changes in assumptions), reflecting the Company’s most recently approved plans (including the MTP),which would also reflect any regulatory developments (for example the phasing out of certain technologies). Refer to the section “Climate change” for additional information.
Other internally developed or purchased intangible assets, excluding development expenditures
The portion of development expenditures relating to software for internal use that corresponds to directly attributable internal or external costs necessary to create the software or improve its performance is recognized as an intangible asset when it is probable that these costs will generate future economic benefits. Other software acquisition and development-costs are expensed as incurred.
Other intangible assets (consisting principally of patents) are amortized on a straight-line basis over the estimated useful life.
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
Depreciation
During the years ended December 31, 2024, 2023 and 2022, assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Years
Buildings	33 - 40
Plant, machinery and equipment	2 - 25
Other assets - Assets subject to operating leases	1 - 3
Other assets - Other assets	2 - 34
The useful life of property, plant and equipment is reviewed at least annually, or more frequently if facts and circumstances indicate that there could be a change from the previous assessment. Changes in useful lives are accounted for as a change in accounting estimate prospectively from the date of change. The useful life assessment considers any updates to the Company’s product development strategy (including any climate-related changes in assumptions), reflecting the
Company’s most recently approved plans (including the MTP), which would also reflect any regulatory developments (for example the phasing out of certain technologies). Refer to the section “Climate change” for additional information.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. Only assets with a construction period of 12 months or longer are considered. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the years ended
December 31, 2024 and 2023 was €324 million and €262 million, respectively.

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
Impairment of long-lived assets
Semi-annually, or when facts or circumstances indicate otherwise, the Company assesses whether there is any indication that its finite-lived intangible assets (including capitalized development expenditures) and its property, plant and equipment may be impaired.
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
When an impairment loss for assets, other than goodwill, no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the
Consolidated Income Statement. Refer to the section “Critical judgements and use of estimates” below for additional
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
The transfers of assets in the Company’s securitization transactions do not qualify for derecognition. The Company accounts for all securitization transactions as if they were secured financing and therefore the assets, liabilities, and related activity of these transactions are consolidated in the financial statements. As the securitized receivables amortize, finance charge collections are passed through to the investors at a specified rate for the life of the securitization and an interest in collections exceeding the specified rate is retained by the Company. The majority of these securitization transactions are within Stellantis Financial Services U.S. Corp (“SFS U.S.”).
The Company classifies financial liabilities that arise from supplier finance arrangement within Trade payables in the
Consolidated Statement of Financial Position if they have a similar nature and function to trade payables. This is the case if the supplier finance arrangement is part of the working capital used in the Company’s normal operating cycle and the terms of the liabilities that are part of the supply chain finance arrangement are not substantially different from the terms of trade payables that are not part of the arrangement. Cash flows related to liabilities arising from supplier finance arrangements that are classified in Trade payables in the Consolidated Statement of Financial Position are included in operating activities in the
Consolidated Statement of Cash Flows.
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
______________________________________________________________________________________________________________________________
(1) Trade receivables without a significant financing component, as defined by IFRS 15 - Revenue from contracts with customers, are initially measured at the transaction price
(2) Receivables with maturities of over one year, which bear no interest or have an interest rate significantly lower than market rates were discounted using market rates
(3) On initial recognition, the Company could irrevocably designate a financial asset at FVPL that otherwise met the requirements to be measured at amortized cost or at FVOCI if doing so eliminated or significantly reduced an accounting mismatch that would otherwise arise

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
Generally, any dividends from these investments are recognized in Net financial expenses/(income) when the Company’s right to receive payment is established. Other net gains and losses are recognized in OCI and will not be reclassified to the
Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value in OCI.
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
Shipments of vehicles and sales of other goods
The Company has determined that its customers from the sale of vehicles and service parts are generally dealers, distributors, fleet customers or retail customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts are made available to the customer, or when the vehicles or service parts are released to the carrier responsible for transporting them to the customer. This is also the point at which invoices are issued, with payment for vehicles typically due immediately and payment for service parts typically due in the following month. For component part sales, revenue recognition is consistent with that of service parts. In the case of service parts sold that are expected to be used for repairs under warranty, no revenue is recognized upon shipment or upon transfer to the customer. The
Company also sells tooling, with control transferring at the point in time when the customer accepts the tooling.
The cost of incentives, if any, is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. Refer to the section Critical judgements and use of estimates - Sales incentives for additional information.
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
For the vehicles sales where the contract includes a put option whereby the customer may require the Company to repurchase the vehicles, the Company assesses whether a significant economic incentive exists for the customer to exercise its put option:
•If it is concluded that a significant economic incentive does not exist for the customer to exercise its put option, then revenue is recognized when control of the vehicle transferred to the customer and a liability is recognized equal to the estimated amount of the residual value guarantee if any; and
•If it is concluded that a significant economic incentive exists, the contract is accounted for as an operating lease similarly to a repurchase obligation, as described in Lease installments from assets sold with buy-back commitments and from operating leases.
Other services provided
Other revenues from services provided are primarily comprised of maintenance plans, extended warranties, and connectivity services, and are recognized over the contract period in proportion to the costs expected to be incurred based on the Company’s historical experience. These services are either included in the selling price of the vehicle or separately priced.
Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with these services are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Company had
€320 million of deferred costs related to these services at December 31, 2024 (€254 million at December 31, 2023) and recognized €106 million of amortization expense during the year ended December 31, 2024 (€98 million and €91 million during the year ended December 31, 2023 and 2022, respectively).

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
Lease installments from assets sold with buy-back commitments and from operating leases
Vehicle sales to customers can include a repurchase obligation, whereby the Company is required to repurchase the vehicles at a given point in time. The Company accounts for such sales as an operating lease. Upon the transfer of vehicles to the customer, the Company records a liability equal to the proceeds received within Other liabilities in the Consolidated
Statement of Financial Position. The difference between the proceeds received and the guaranteed repurchase amount is recognized as revenue over the contractual term on a straight-line basis. The cost of the vehicle is recorded within Assets sold with a buy-back commitment if the contract term is 12 months or less, and recorded in Property, plant and equipment if the contract term is greater than 12 months. The difference between the cost of the vehicle and the estimated net residual value is recognized within Cost of revenues in the Consolidated Income Statement over the contractual term.
The Company (primarily in North America through SFS US) also offers vehicles under operating leases as a lessor to customers. The vehicles leased to customers under operating leases are recorded within Property, plant and equipment.
Third party estimates are utilized in conjunction with proprietary modelling to develop expected residual values for the vehicles accounted for as an operating lease. Changes in estimated residual value result in increases or decreases in depreciation expenses over the remaining term of the lease. Expected residual values are analyzed quarterly and depreciation rates adjusted accordingly. Factors that influence the expected residual value are not limited to but include macro-economic factors such as fuel prices, industry supply and demand, manufacturer’s incentive programs model changes or redesigns, regulatory developments, and recent wholesale market performance. We record gains and losses upon the disposal of a leased vehicle by comparing the net proceeds at disposition to the carrying value of the lease at disposal.
As the Company progresses on its transformation to become a sustainable mobility tech company (refer to the section “Climate change” for additional information), the proportion of assets sold with a buy back commitment made up by
LEVs is expected to increase, the residual values for which are currently more challenging to estimate than ICE vehicles (for multiple reasons including limited historical data for LEV resales and the speed of technological developments in particular with regards to battery chemistry and range). The Company factors in these additional risks into the residual value estimates of LEV vehicles meaning that in general their LEVs depreciate at a faster rate than ICE vehicles.
Interest income of financial services activities
Interest income, which is primarily generated from the Company by providing dealer and retail financing, is recognized using the effective interest method.
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts.
Historically the most significant element is the cost of materials and components and the remaining costs included labor
(consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In addition, expenses which are directly attributable to the consolidated financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€997 million, €563 million and €289 million for the years ended
December 31, 2024, 2023 and 2022, respectively). Cost of revenues also included €179 million, €82 million and €31 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2024, 2023 and
2022, respectively. In addition, estimated costs related to product warranty and recall campaigns were recorded within Cost of revenues (refer to the section Critical judgements and use of estimates below for further information).

Government Grants
Government grants are recognized in the Consolidated Financial Statements when there is reasonable assurance of the Company's compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized over the same periods as the related costs which they are intended to offset.
Government grants related to assets are recognized as a reduction in the cost of the corresponding assets.
Government grants related to income are recognized as a reduction of the expense they are intended to compensate.
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
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Company monitors unrecognized deferred tax assets at each reporting date and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Refer to the section Critical judgements and use of estimates - Recoverability of deferred tax assets for additional information.
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
Refer to Note 25, Fair value measurement, for additional information on fair value measurements.
Critical judgements and use of estimates
The Consolidated Financial Statements are prepared in accordance with IFRS which requires the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on management's best judgment of elements that were known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant. The following items discussed in this section are topics which we consider to have sources of estimation uncertainties that may have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next 12 months.
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
•Discount rates. The Company’s discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing, currency and amounts of maturities match the timing and amounts of the projected benefit payments.
The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 5.25 percent and 5.17 percent at December 31, 2024 and 2023, respectively.

At December 31, 2024, the effect on the defined benefit obligation of a decrease or increase in the discount rate, holding all other assumptions constant, is as follows:

	Effect on pension benefit obligation increase/ (decrease) in Net liability	Germany and France	UK	U.S. and Canada	Other
	(€ million)
25 basis point decrease in discount rate	573	106	45	415	7
25 basis point increase in discount rate	(549)	(100)	(43)	(399)	(7)
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
•Discount rates. Stellantis’ discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing, currency and amounts of maturities matched the timing and amounts of the projected benefit payments.
•Health care cost trends. The Company’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.
At December 31, 2024, the effect of a decrease or increase in the key assumptions affecting the health care and life insurance plans, holding all other assumptions constant, is shown below:

Effect on health care, life insurance and OPEB obligation
(€ million)
25 basis point decrease in discount rate	68
25 basis point increase in discount rate	(66)
100 basis point decrease in health care cost trend rate	(13)
100 basis point increase in health care cost trend rate	15
Refer to Note 20, Employee benefits liabilities, for additional information on the Company’s OPEB liabilities.

Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and Enlarged Europe segments. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Company’s MTP of the Cash Generating Units (“CGUs”) to which the assets relate. The lowest level of asset groups that generate largely independent cash flows is the vehicle platform level, which is considered the CGU for impairment testing.
The MTP represents the Company’s most recent approved business plan, which reflects its production plan based on the latest interpretation of the changing geo-political and economic circumstances and is developed using the Company’s climate related assumptions and targets. Refer to the section “Climate change” for additional information. As relevant circumstances change, the Company expects to adjust its product plans which may result in changes to the expected use of certain of the Company’s vehicle platforms and propulsion systems.
These uncertainties may result in either impairments of, or reductions to the expected useful lives of, platforms and propulsion systems, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2024, 2023 and 2022, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value-in-use. The value-in-use of the CGUs is determined using a discounted cash flow methodology based on estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate, which ranges from 8.8 percent to 24.1 percent, reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
During the year ended December 31, 2024, impairment losses of €1,063 million were recognized, mainly related to impairment of certain platform assets in Maserati and Enlarged Europe driven by a decrease in projected vehicle margins and the cancellation of certain projects prior to launch.
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
The MTP is used as a basis to perform the Company’s annual impairment test for Goodwill and intangible assets with indefinite useful lives. Refer to the section “Climate change” for additional information.
The estimate of the recoverable amount for purposes of performing the annual impairment test for each of the operating segments is determined using value-in-use and was based on the following assumptions:

•The expected future cash flows covering the period from October 1, 2024 through December 31, 2027. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the
Company’s initiatives for the period covered by the projections. These cash flows relate to the respective CGUs in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered;
•The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 1.9 percent to 2.1 percent.
The growth rate per region is determined by reference to the risk free rate and the rate of inflation considered in the regional discount rate. The long-term AOI margins are set considering the Company’s long-term projections for each of the CGUs;
•The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows; and
•Pre-tax cash flows are discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration.
The pre-tax Weighted Average Cost of Capital (“WACC”) discount rate applied ranged from 8.8 percent to 24.1 percent.
The values estimated as described above are determined to be in excess of the carrying amount for each operating segment or other CGUs to which Goodwill is allocated. The carrying amount of the Maserati segment was determined to be in excess of the recoverable amount as a result of decreases in projected margins. As such, an impairment of €514 million was recognized. No other impairments of goodwill and intangible assets with indefinite useful lives were recognized for the year ended December 31, 2024. We do not consider that a reasonably possible change in impairment test assumptions, including discount rate, long-term growth AOI margins and long-term growth rate, would result in an impairment of the
CGUs to which goodwill and indefinite lived intangibles have been allocated. No impairment charges were recognized for
Goodwill and Intangible assets with indefinite useful lives for the years ended December 31, 2023 and 2022.
Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Company’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Company considers future taxable income arising based on the MTP (refer to the section “Climate change” for additional information).
Moreover, the Company estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these deferred tax assets could be recovered. The estimates and assumptions used in the assessment are subject to uncertainty especially related to the Company’s future performance as compared to the business plan. Therefore, changes in current estimates due to unanticipated events could have a significant impact on the Consolidated
Financial Statements. Refer to Note 7, Tax expense/(benefit) for additional information.
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
The key estimate that is developed by the Company is the expected incentive cost needed to facilitate the sales of the inventory by the dealers. This key estimate uses multiple inputs, such as the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to planned rates are adjusted accordingly, thereby impacting revenues. As there are a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on Net revenues.
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
New standards and amendments effective January 1, 2024
The following new standards and amendments, which were effective from January 1, 2024, were adopted by the
Company. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS
1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. In October 2022, the IASB issued an amendment to further clarify that covenants of loan arrangements, which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date;
•In September 2022, the IASB issued a narrow-scope amendment to IFRS 16 - Leases, which adds to the requirements explaining how a company accounts for a sale and leaseback after the date of the transaction; and
•In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial
Instruments: Disclosures, addressing the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As a result of implementing the amendments, the Company has provided additional disclosures about its supplier finance arrangement. Refer to Note 23, Trade Payables, for additional information.
New standards and amendments not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates:
•In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates
that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier adoption permitted. We do not expect the amendment to have a material impact on the consolidated financial statements;
•In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments relate to the settling of financial liabilities using an electronic payment system, as well as assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance linked features. The amendments are effective for periods beginning on or after January 1, 2026, with early adoption permitted. We are currently evaluating the impact of adoption;

•In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which included amendments to the following standards: updated wording regarding hedge accounting in IFRS 1 -
First-time Adoption of IFRS, to address potential confusion from an inconsistency with the hedge accounting requirements of IFRS 9 Financial Instruments; replaced an obsolete referenced in IFRS 7 – Financial
Instruments: Disclosures, to IFRS 13 – Fair Value Measurement, and made other minor revisions regarding inconsistencies with IFRS 13; amended IFRS 9 Financial Instruments, to clarify how a lessee accounts for the derecognition of a lease liability and removed a potentially confusing cross reference to the term “transaction price” in IFRS 15 – Revenue from Contracts with Customers, as the term is used elsewhere in IFRS 9 and is not necessarily consistent with the definition in IFRS 15; revised the wording in IFRS 10 - Consolidated Financial
Statements, to addresses a potential confusion arising from an inconsistency between two paragraphs related to an investor determining whether another party is acting on its behalf by aligning the language in both paragraphs; amended IAS 7 – Statement of Cash Flows, to remove a reference to the term “cost method” that is no longer defined in IFRS. The amendments are effective for periods beginning on or after January 1, 2026, with early adoption permitted. We are currently evaluating the impact of adoption;
•In March 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which is intended to give investors more transparent and comparable information about companies’ financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many requirements of IAS 1 unchanged. The standard introduces three defined categories for income and expenses -
operating, investing and financing - to improve the structure of the income statement, and requires all companies to provide new defined subtotals, including operating profit. IFRS 18 also introduces additional disclosure requirements in relation to management-defined performance measures. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently evaluating the impact of adoption;
•In May 2024, the IASB issued IFRS 19 - Subsidiaries without Public Accountability: Disclosure which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Subsidiaries using IFRS
Accounting Standards for their own financial statements provide disclosures that maybe disproportionate to the information needs of their users, and this standard provides reduced disclosures which are better suited to the needs of the users of their financial statements. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability and their parent company applies IFRS Accounting Standards in their consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1,
2027, with earlier adoption permitted. We do not expect the standard to have an impact on the consolidated financial statements; and
•In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS
9 and IFRS 7). The amendments were issued to help companies better report the financial effects of nature-
dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the “own-use” requirements; permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently evaluating the impact of adoption.

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of the Company, which are grouped by reportable segments, as well as listing of companies within Other activities.

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA	100.00
FCA Canada Inc.	Canada	100.00
Stellantis Mexico, S.A. de C.V.	Mexico	100.00

South America
Stellantis Automoveis Brasil Ltda.	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Peugeot Citroën Argentina S.A.	Argentina	99.96
Enlarged Europe
Stellantis Europe S.p.A.	Italy	100.00
Automobiles Peugeot	France	100.00
Automobiles Citroën	France	100.00
Opel Automobile GmbH	Germany	100.00
Groupe PSA Italia S.p.A.	Italy	100.00
Stellantis & You France S.A.S.	France	100.00
Stellantis Auto S.A.S.	France	100.00
FCA Germany GmbH	Germany	100.00
Stellantis España, S.L.	Spain	99.99
Vauxhall Motors Limited	United Kingdom	100.00
FCA France S.A.S.	France	100.00
Peugeot Motor Company PLC	United Kingdom	100.00
Stellantis & You UK Limited	United Kingdom	100.00
Peugeot Deutschland GmbH	Germany	100.00
Stellantis & You Italia S.p.A.	Italy	100.00
Stellantis Nederland B.V.	Netherlands	100.00
Citroën Deutschland GmbH	Germany	100.00
Citroën UK Ltd	United Kingdom	100.00
FCA Poland S.p.z.o.o.	Poland	100.00
Stellantis Belux S.A.	Belgium	100.00
Middle East & Africa
Stellantis Middle East FZE	United Arab Emirates	100.00
Stellantis Otomotiv Pazarlama Anonim Sirketi	Turkey	100.00
China and India & Asia Pacific
Stellantis Japan Ltd.	Japan	100.00
Fiat India Automobiles Private Limited	India	50.00
Maserati
Maserati S.p.A.	Italy	100.00
Maserati (China) Cars Trading Co., Ltd.	People's Rep.of China	100.00
Maserati North America Inc.	USA	100.00
Financial Services
Stellantis Financial Services Europe	France	100.00
Stellantis Automotive Finance Co. Ltd.	People's Rep.of China	100.00
Stellantis Financial Services US Corp.	USA	100.00
Banco Stellantis S.A.	Brazil	100.00
Fidis S.p.A.	Italy	100.00
Holdings & Other Companies
FCA North America Holdings LLC	USA	100.00
GIE PSA Trésorerie	France	100.00
Fiat Chrysler Finance North America, Inc.	USA	100.00
FCA US Insurance Company	USA	100.00

Fiat Chrysler Finance S.p.A.	Italy	100.00
Stellantis International S.A.	Switzerland	100.00
Local regulation allows for exemption from local statutory requirements according to sec. 264 (3) of the German
Commercial Code and the Company has applied such exemption for the following legal entities: Citroën Deutschland GmbH,
Stellantis Germany GmbH, Peugeot Deutschland GmbH, Opel Group Warehousing GmbH, FCA Germany GmbH, Stellantis
& You Deutschland GmbH, Opel Eisenach GmbH and Free2Move Deutschland GmbH.
Acquisitions
In January 2024, Stellantis obtained control of Comercial Automotiva S.A. through the acquisition of 70 percent of the voting equity interest of the company, with symmetrical put and call options to purchase the remaining 30 percent of the equity after December 31, 2026. Comercial Automotiva S.A. sells independent aftermarket auto parts, tires and car maintenance services and currently has 122 shops in Brazil. The acquisition further expands Stellantis’ presence in the aftermarket area which is part of our Dare Forward 2030 goals. The total consideration paid in cash at closing was
€133 million. The purchase price allocation has resulted in goodwill of €33 million, with identifiable net assets of
€143 million and €43 million of non-controlling interests. This entity is reported in the South America segment.
In January 2024, Stellantis obtained control of Punch Powertrain PSA e-transmissions Assembly SAS (“PPETA”) as the joint venture partner, Punch Powertrain did not exercise call options it held prior to the lapse date of December 31, 2023.
PPETA assembles and sells eDCTs. PPETA was previously accounted for under the equity method. As the transaction was executed without the transfer of consideration, the fair value of the existing 85 percent interest is used as a measurement of consideration of €99 million. The purchase price allocation has resulted in goodwill of €49 million, identifiable net assets of
€59 million and €9 million of non-controlling interests. PPETA is reported in the Enlarged Europe segment.
In March 2024, Stellantis executed an insolvency call option for total cash consideration €137 million under which we acquired the remaining 40 percent of Punch Powertrain E-Transmission N.V. (“PPET”). Following the transaction
Stellantis owns 100 percent of PPET which designs, engineers and manufactures the components of eDCTs assembled by
PPETA. This was previously accounted for under the equity method. The total consideration amounted to €340 million, of which €137 million in cash and the remainder the fair value of the existing equity method investment. The preliminary purchase price allocation has resulted in goodwill of €8 million and identifiable net assets of €332 million. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3. PPET is reported in the Enlarged Europe segment. Following acquisition, PPET was renamed to Stellantis E-
Transmission N.V.
In March 2024, Stellantis acquired a 60 percent interest in the French logistics company, Groupe 2L Logistics which reinforces our vehicle distribution capacity. Total consideration was €55 million and the preliminary purchase price allocation has resulted in goodwill of €50 million. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3. The remaining 40 percent is subject to put and call options over a transition period. This entity is reported in the Enlarged Europe segment.
In July 2024, Stellantis obtained control of Sopriam S.A. (“Sopriam”) which specializes in vehicle distribution and related parts in Morocco. The acquisition allows Stellantis to directly manage the distribution of Stellantis vehicles and parts in the country. Prior to July 2024, Stellantis held a 9 percent interest of Sopriam and in July 2024, Stellantis entered into an agreement for a two-phase step acquisition for the remaining 91 percent for €137 million. The initial phase, involved immediate majority control by Stellantis through the acquisition of a 42 percent interest, followed by the full acquisition of the remaining outstanding shares, which occurred in January 2025. The consideration paid for the first tranche was €63 million and for the second tranche was €74 million. The preliminary purchase price allocation resulted in the recognition of identifiable net assets of €39 million and preliminary goodwill of €101 million. The amounts reported are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3. This entity is reported in the Middle East & Africa segment.
Disposals
In April 2023, as part of the reorganization of the financial services activities in Europe, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF for a net consideration of €1,581 million. The total net consideration was comprised of €1,090 million cash received during 2023 and a credit linked note issued by FCA Bank with fair value at inception of €906 million and a residual amount of €374 million at December 31, 2024 (€559 million at
December 31, 2023) after partial repayment. We expect to liquidate the credit linked note by the first half of 2027. Refer to
Note 31, Explanatory notes to the Consolidated Statement of Cash Flows for additional information.
In December 2024, Stellantis completed the sale of its 100 percent interest in Comau for a base purchase price of
€300 million, adjusted for debt assumed by the buyer, resulting in a net consideration of €250 million. As part of the transaction, Stellantis retained 49.9 percent of Comau by investing 49.9 percent of the net proceeds in Comau Group S.p.A
(former OEP Heron Bidco), which is accounted for as an associate under the equity method investment. The shares are subject to put and call options over a period between the second and fourth anniversaries of the closing date, and from the closing date until the third anniversary, respectively. Stellantis recognized loss on disposal of €25 million, which is reflected in the Consolidated Income Statement under Gains/(losses) on disposal of investments. Comau was previously reported within Other and Holding.
During the year ended December 31, 2024, the impact of minor business disposals was not material.
Held for sale
At December 31, 2024, there were various businesses which met the criteria under IFRS 5 to be classified as held for sale with assets of €917 million and liabilities of €458 million (€763 million of assets and €332 million of liabilities at
December 31, 2023) of which €674 million of assets and €350 million of liabilities relates to Stellantis Otomotiv Pazarlama
Anonim Sirketi (€656 million of assets and €332 million of liabilities at December 31, 2023).

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€149,544	€183,230	€173,718
Other services provided	4,422	4,018	3,786
Construction contract revenues	747	709	779
Lease installments from assets sold with a buy-back commitment	1,046	896	849
Interest income of financial services activities	1,119	691	460
Total Net revenues	€156,878	€189,544	€179,592

Net revenues by geographical area were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Net revenues in:
North America(1)	€65,309	€88,466	€87,283
France	16,363	18,079	16,365
Brazil	13,577	13,742	11,363
Italy	11,166	11,790	10,840
Germany	8,371	10,467	9,046
United Kingdom	8,108	8,380	7,348
Turkey	5,969	6,187	3,110
Spain	4,286	5,147	5,307
Belgium	2,115	2,533	2,552
Netherlands	1,513	1,577	1,376
Argentina	1,413	1,524	2,735
Portugal	1,252	1,335	1,138
Algeria	1,245	1,079	277
Poland	1,166	1,204	1,230
Austria	1,062	812	801
Japan	894	1,377	1,152
Switzerland	670	930	763
China	638	1,141	1,811
Other countries	11,761	13,774	15,095
Total Net revenues	€156,878	€189,544	€179,592
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment
Net revenues attributed by segment for the years ended December 31, 2024, 2023 and 2022 were as follows:

2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€62,111	€56,282	€10,022	€15,544	€1,930	€984	€2,671	€149,544
Other services provided	1,338	1,516	87	339	61	54	1,027	4,422
Construction contract revenues	—	—	—	—	—	—	747	747
Revenues from goods and services	63,449	57,798	10,109	15,883	1,991	1,038	4,445	154,713

Lease installments from assets sold with a buy-back commitment	—	1,046	—	—	—	—	—	1,046
Interest income from financial services activities	—	—	—	—	—	—	1,119	1,119
Total Net revenues	€63,449	€58,844	€10,109	€15,883	€1,991	€1,038	€5,564	€156,878

2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€85,238	€63,961	€10,487	€15,638	€3,463	€2,276	€2,167	€183,230
Other services provided	1,260	1,587	73	510	63	59	466	4,018
Construction contract revenues	—	—	—	—	—	—	709	709
Revenues from goods and services	86,498	65,548	10,560	16,148	3,526	2,335	3,342	187,957

Lease installments from assets sold with a buy- back commitment	—	896	—	—	—	—	—	896
Interest income from financial services activities	—	—	—	—	—	—	691	691
Total Net revenues	€86,498	€66,444	€10,560	€16,148	€3,526	€2,335	€4,033	€189,544

2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€84,239	€60,769	€6,399	€15,178	€4,455	€2,271	€407	€173,718
Other services provided	1,234	1,609	54	462	45	51	331	3,786
Construction contract revenues	—	—	—	—	—	—	779	779
Revenues from goods and services	85,473	62,378	6,453	15,640	4,500	2,322	1,517	178,283

Lease installments from assets sold with a buy-back commitment	1	848	—	—	—	—	—	849
Interest income from financial services activities	—	—	—	—	—	—	460	460
Total Net revenues	€85,474	€63,226	€6,453	€15,640	€4,500	€2,322	€1,977	€179,592
The Company recognized a net decrease in Net revenues of €141 million during the year ended December 31, 2024
(net decrease of €119 million and €524 million during the years ended December 31, 2023 and 2022, respectively) from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Company had transferred control of vehicles.

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Research and development expenditures expensed	€2,932	€3,300	€3,233
Amortization of capitalized development expenditures	2,149	2,193	1,889
Impairment and write-off of capitalized development expenditures	703	126	78
Total Research and development costs	€5,784	€5,619	€5,200
Refer to Note 2, Basis of preparation - Critical judgements and use of estimates - Recoverability of non-current assets with definite useful lives for additional information on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2024, 2023 and 2022.
Refer to Note 10, Other intangible assets, for additional information on capitalized development expenditures.

6.	Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses, included within Net financial expenses:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Interest income and other financial income	€1,995	€2,678	€1,066

Financial expenses:
Interest expense and other financial expenses:	1,248	1,064	959
Interest expense on notes	430	386	281
Interest expense on borrowings from bank	121	59	105
Other interest cost and financial expenses	697	619	573
Interest on lease liabilities	64	63	63
Write-down and reversals of write-downs of financial assets	(88)	128	14
Net interest expense/(income) on employee benefits provisions	211	203	163
Total Financial expenses	1,435	1,458	1,199
Net expenses from derivative financial instruments and exchange rate differences	215	1,178	635
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,650	2,636	1,834

Net Financial expenses/(income)	€(345)	€(42)	€768
Other interest cost and financial expenses primarily comprises of the effects of hyperinflation, discounting provisions and other miscellaneous finance expenses.
During the year ended December 31, 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which the Company held a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during 2021, with no further material proceeds received during the years ended December 31, 2022 and 2023. As a result of information received during the year ended December 31, 2023, it was believed that the uncertainty surrounding recovery of the remaining balance had increased, and therefore we impaired the remaining balance of €132 million. This was reported as
Write-down and reversals of write-downs of financial assets within Net financial expenses/(income) for the year ended
December 31, 2023. Following the acquisition of Credit Suisse Asset Management by UBS, in June 2024, Stellantis received an offer for €92 million, representing 90 percent of the last determined value of its investment. The offer was accepted by
Stellantis in July 2024, and payment was subsequently completed in August 2024. Based on the information, in June 2024, the impairment was reversed. This is reported as Write-down and reversals of write-downs of financial assets within Net financial expenses/(income), consistent with how the impairment was reported in 2023.
During the year ended December 31, 2024 there was €345 million net financial income as compared to €42 million net financial income in the same period in 2023. The improvement primarily reflects the reduction in foreign exchange losses due to lower exposure to the Argentine Peso and lower devaluation of the Argentine Peso versus the U.S Dollar and the partial reversal of the write-down of the investment in supply chain finance funds mentioned above. This was offset by lower interest income, reflecting reduced cash levels and declining market interest rates, higher hyperinflationary losses and higher interest expense on debt.
Net financial expenses/(income) for the year ended December 31, 2024, include €382 million losses (€215 million and €198 million losses for the years ended December 31, 2023 and 2022, respectively) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to Argentine Peso and Turkish
Lira. The increase mainly reflects the change in net monetary position in those entities.

7.	Tax expense/(benefit)
The following table summarizes Tax expense:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Current tax expense	€1,070	€3,405	€3,565
Deferred tax expense/(benefit)	(2,503)	559	(840)
Tax expense/(benefit) relating to prior periods(1)	(55)	(171)	4
Total Tax expense/(benefit)	€(1,488)	€3,793	€2,729
________________________________________________________________________________________________________________________________________________
(1) Tax expense/(benefit) relating to prior periods includes €372 million deferred tax expense, €173 million deferred tax expense and €161 million deferred tax expense for 2024,
2023 and 2022, respectively, primarily related to U.S. provision to return adjustments for prior year tax positions
Effective tax rate reconciliation
The applicable tax rate used to determine theoretical income taxes is the statutory rate of the jurisdiction in which the Company is tax resident during each reported period. From 2021, as a result of the merger, Stellantis N.V. is tax resident in the Netherlands. The reconciliation between the theoretical income tax and actual tax is calculated on the basis of the
Netherlands corporate income tax rate of 25.8 percent in 2024, 2023 and 2022, as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Profit/(loss) before tax	€4,032	€22,418	€19,508
Income tax rate	25.8%	25.8%	25.8%
Theoretical income taxes	€1,040	€5,784	€5,033
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	8	(407)	(495)
Recognition and utilization of previously unrecognized deferred tax assets	(2,512)	(740)	(1,153)
Deferred tax assets not recognized and write-downs	442	—	47
Permanent differences	(5)	(470)	(406)
Tax credits	(531)	(299)	(221)
Withholding tax	57	44	21
Other differences	13	(119)	(97)
Total Tax expense/(benefit)	€(1,488)	€3,793	€2,729
Effective tax rate	-36.9%	16.9%	14.0%
The decrease in the effective tax rate to (36.9) percent in 2024 from 16.9 percent in 2023 is primarily related to non-
recurring €2.3 billion net tax benefit recorded in 2024 related to recognition of previously unrecognized Deferred tax assets in
Brazil.
We monitor the realizability of our deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2024, based on the relevant weight of positive and negative evidence, including the amount of taxable income and cumulative earnings in recent years which is objective and verifiable, and consideration of our expected future earnings, we concluded that it is probable that our Brazil deferred tax assets are realizable. As such, Deferred tax assets of €2.3 billion were recognized.
Net deferred tax position
The Company recognizes the net amount as either Deferred tax assets or Deferred tax liabilities, to the extent deferred taxes may be offset. Amounts recognized were as follows:

	At December 31,
	2024	2023
	(€ million)
Deferred tax assets(1)	€4,371	€2,152
Deferred tax liabilities(1)	(4,507)	(4,784)
Total Net deferred tax assets/(liabilities)	€(136)	€(2,632)
The decrease in Net deferred tax liabilities was mainly due to an increase in Net deferred tax assets in Brazil for non-
recurring €2.3 billion net tax benefit recorded in 2024 related to recognition of previously unrecognized Deferred tax assets, along with a decrease in net deferred tax liabilities in North America. See Note 2, Basis of preparation - Critical judgements and use of estimates - Recoverability of deferred tax assets for additional information.
Changes in deferred tax position by nature
The significant components of Deferred tax assets and liabilities and their changes during the years ended
December 31, 2024 and 2023 were as follows:

	At January 1, 2024	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/ (Liabilities) Held for Sale	Translation differences and Other	At December 31, 2024
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€(3,102)	€(304)	€—	€—	€(107)	€(3,513)
Capitalized development assets	(3,921)	471	—	—	27	(3,423)
Other Intangible assets and Intangible assets with indefinite useful lives	(3,869)	20	—	—	(185)	(4,034)
Right-of-use assets	(276)	(28)	—	—	(9)	(312)
Provision for employee benefits	(1,078)	(5)	66	—	(50)	(1,067)
Other	(1,045)	(24)	(47)	10	(94)	(1,200)
Total deferred tax liabilities	€(13,291)	€131	€19	€10	€(417)	€(13,548)
Deferred tax assets arising on:
Provisions	4,468	467	—	—	(22)	4,914
Provision for employee benefits	1,953	214	(13)	—	142	2,296
Lease liabilities	336	48	—	—	15	399
Impairment of tangible and intangible assets	877	(232)	—	—	(13)	632
Inventories	444	(54)	—	—	(3)	386
Allowances for doubtful accounts	59	15	—	—	(6)	69
Provision for buy back	153	(35)	—	—	33	151
Other	2,982	(203)	(109)	—	(136)	2,534
Total deferred tax assets	€11,272	€220	€(122)	€—	€10	€11,381
Unrecognized deferred tax assets on temporary differences(1)	(3,377)	608	12	—	100	(2,657)
Deferred tax assets arising on tax loss carry-forwards	9,069	214	—	—	(501)	8,782
Unrecognized deferred tax assets on tax loss carry-forwards	(6,305)	1,704	—	—	507	(4,094)
Total Net deferred tax assets/ (liabilities)	€(2,632)	€2,878	€(91)	€10	€(301)	€(136)
________________________________________________________________________________________________________________________________________________
(1) Unrecognized deferred tax assets on temporary differences reported in the Changes in deferred tax position by nature summary include Allowance for Corporate Equity in Italy of €1,267 million (gross) in 2024 (€1,298 million (gross) in 2023) and Advanced Corporate Tax in the United Kingdom of €27 million in 2024 (€26 million in 2023)

	At January 1, 2023	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/ (Liabilities) Held for Sale	Translation differences and Other	At December 31, 2023
	(€ million)
Deferred tax liabilities arising on:
Accelerated depreciation	€(2,775)	€(315)	€—	€—	€(12)	€(3,102)
Capitalized development assets	(4,296)	332	—	—	43	(3,921)
Other Intangible assets and Intangible assets with indefinite useful lives	(3,964)	(12)	—	—	107	(3,869)
Right-of-use assets	(331)	29	—	—	26	(276)
Provision for employee benefits	(1,086)	(4)	(23)	—	35	(1,078)
Other	(1,488)	48	235	(26)	186	(1,045)
Total deferred tax liabilities	€(13,941)	€78	€212	€(26)	€385	€(13,291)
Deferred tax assets arising on:
Provisions	4,852	(304)	(37)	—	(43)	4,468
Provision for employee benefits	2,183	(208)	6	—	(28)	1,953
Lease liabilities	373	(8)	2	—	(31)	336
Impairment of tangible and intangible assets	1,269	(376)	(1)	—	(15)	877
Inventories	375	62	5	—	2	444
Allowances for doubtful accounts	58	10	(1)	—	(8)	59
Provision for buy back	169	1	—	—	(17)	153
Other	2,589	(156)	172	—	377	2,982
Total deferred tax assets	€11,868	€(979)	€146	€—	€237	€11,272
Unrecognized deferred tax assets on temporary differences(1)	(3,183)	311	11	—	(516)	(3,377)
Deferred tax assets arising on tax loss carry-forwards	9,506	(402)	—	—	(35)	9,069
Unrecognized deferred tax assets on tax loss carry-forwards	(6,531)	260	—	—	(34)	(6,305)
Total Net deferred tax assets / (liabilities)	€(2,280)	€(732)	€369	€(26)	€37	€(2,632)
________________________________________________________________________________________________________________________________________________
(1) Unrecognized deferred tax assets on temporary differences reported in the Changes in deferred tax position by nature summary include Allowance for Corporate Equity in Italy of €1,298 million (gross) in 2023 (€1,215 million (gross) in 2022) and Advanced Corporate Tax in the United Kingdom of €26 million in 2023 (€26 million in 2022)
In accordance with IAS 12 - Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit is available against which the deductible temporary differences could be utilized. A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and equity method investments for the variance between their tax and accounting value, except to the extent that both of the following conditions are satisfied: (i) Stellantis is able to control the timing of the reversal of the temporary difference; (ii) it is probable that the temporary difference will not reverse in the foreseeable future.
At December 31, 2024, the aggregate amount of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized is approximately €530 million. (€379 million at
December 21, 2023).
As of December 31, 2024, the Company had total Deferred tax assets on deductible temporary differences of
€11,381 million (€11,272 million at December 31, 2023), of which €2,657 million was not recognized (€3,377 million at
December 31, 2023). As of December 31, 2024, the Company also had Deferred tax assets on tax loss carry-forwards of
€8,782 million (€9,069 million at December 31, 2023), of which €4,094 million was not recognized (€6,305 million at
December 31, 2023).

Tax loss carry-forwards
Recognition of deferred tax assets related to tax loss carry-forwards were tested for realizability based on forecasted future taxable income using estimates consistent with the main assumptions of the MTP. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, were recognized to the extent that it was probable that future profits would be available against which they could be utilized. The realization of these deferred tax assets was sensitive to the assumptions and judgments used in the determination of the taxable income in the future, as well as Stellantis’ ability to implement tax planning strategies, as necessary. While Stellantis has not recognized all deferred tax assets in all jurisdictions, it is possible the Company’s assessment of realizability could change, resulting in the recognition of additional deferred tax assets in the Company’s Consolidated Statement of Financial
Position and the related income tax benefit in the Company’s Consolidated Income Statement. Refer to Note 2, Basis of
preparation - Critical judgements and use of estimates - Recoverability of deferred tax assets for additional information.

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry- forward	Unrecognized deferred tax assets on tax loss carry- forwards (after application of the current tax rate)
	At December 31, 2024
	(€ million)
Tax Groups:
France	€1,640	€(1,621)	€19
Germany	381	(381)	—
Spain	509	(95)	414
Italy	3,665	(639)	3,026
Other Jurisdictions:
Brazil	1,921	(1,616)	305
Others	666	(337)	329
Total	€8,782	€(4,689)	€4,093

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry- forward	Unrecognized deferred tax assets on tax loss carry- forwards (after application of the current tax rate)
	At December 31, 2023
	(€ million)
Tax Groups:
France	€1,663	€(1,645)	€18
Germany	120	(120)	—
Spain	561	(63)	498
Italy	3,499	(605)	2,894
Other Jurisdictions:
Brazil	2,411	—	2,411
Others	815	(331)	484
Total	€9,069	€(2,764)	€6,305
At December 31 2024 and 2023, the Company had total tax-effected tax loss carry-forwards of €8.8 billion and
€9.1 billion, respectively, of which €4.1 billion and €6.3 billion were not recognized, respectively. The majority of the
Company’s tax loss carry-forwards do not expire, such as France, Germany, Italy, Spain and Brazil. Tax loss carry-forwards relating to the French, German, Spanish and Italian tax groups are available within each tax group for offsetting against net deferred tax liabilities (subject to limitations provided under local tax law) and are recognized in the Consolidated Statement of Financial Position.
Pillar Two
The OECD Pillar Two agreement aims to ensure that multinational corporations pay a minimum effective tax rate of
15 percent on a jurisdictional basis. In December 2023, the Netherlands enacted Pillar Two legislation that is effective from

January 1, 2024. As the Netherlands is the jurisdiction of Stellantis N.V., the Company’s ultimate parent, the Dutch Pillar
Two rules are effective for the Company’s financial year beginning January 1, 2024. Other jurisdictions in which we operate have enacted local Pillar Two legislation effective from January 1, 2024.
The Company has reviewed its corporate structure in light of the enactment of the Pillar Two global minimum tax rules in the Netherlands and other jurisdictions in which we operate. Our assessment includes analyzing whether jurisdictions in which we operate have a Pillar Two effective tax rate below 15 percent and analyzing jurisdictions where we receive tax incentives to assess whether these rules may result in an offset of all or a portion of the tax incentives in the form of a Pillar
Two tax.
For 2024, our assessment of the potential exposure to Pillar Two income taxes is based on the country-by-country reporting for 2023 and the latest financial information for 2024 for the constituent entities of the Company. Based on this assessment, our expected exposure to Pillar Two income taxes does not have a material impact on tax expense and relates to our profits earned in the United Arab Emirates where the Pillar Two transitional safe harbor does not apply and the Pillar
Two effective rate is below 15 percent.

8.	Other information by nature
Personnel costs for the Company for the years ended December 31, 2024, 2023 and 2022 amounted to €17.1 billion,
€19.1 billion and €18.2 billion, respectively, and included costs that were capitalized mainly in connection with product development activities. Personnel costs include wages and salaries, social security contributions, share-based compensation, pension and other post-employment benefits.
For the years ended December 31, 2024, 2023 and 2022, the continuing operations of the Company had an average number of employees of 259,118, 271,292 and 282,926, respectively.
Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Depreciation of right-of-use assets	€677	€607	€555
Interest expense on lease liabilities	64	63	63
Variable lease payments not included in the measurement of lease liabilities	3	3	5
Income from sub-leasing right-of-use assets	(138)	(109)	(108)
Expenses relating to short-term leases and to leases of low-value assets	219	111	107
Gains arising from sale and leaseback transactions	(248)	(155)	(119)
Total expense recognized in Net profit	€577	€520	€503

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2024 and 2023 are summarized below:

	Goodwill
	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Other	Total Goodwill and intangible assets with indefinite useful lives
	(€ million)
At January 1, 2023	€15,545	€(38)	€15,507	€16,212	€19	€31,738
Additions	66	—	66	—	5	71
Disposal	(12)	—	(12)	—	—	(12)
Translation differences and other	(388)	—	(388)	(416)	1	(803)
At December 31, 2023	15,211	(38)	15,173	15,796	25	30,994
Additions(1)	290	—	290	61	1	352
Impairment losses and assets write-offs 2)	—	(514)	(514)	—	—	(514)
Translation differences and other	395	—	395	761	(2)	1,154
At December 31, 2024	€15,896	€(552)	€15,344	€16,618	€24	€31,986
_______________________________________________________________________________________________________________________________________________
(1) Relates to Sopriam, Groupe 2L Logistics, PPETA, Comercial Automotiva S.A and other minor acquisitions. Refer to Note 3, Scope of consolidation for additional information
(2) Relates to impairment of platform assets in Maserati
Translation differences in 2024 primarily related to foreign currency translations of the U.S. Dollar to the Euro and
Brazilian Real to the Euro.
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
There were €514 million and nil impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2024, and 2023, respectively. Refer to Note 2, Basis of preparation -
Critical judgements and use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.

The following table summarizes the allocation of Goodwill and Brands between the Company’s reportable segments:

	At December 31, 2024		At December 31, 2023
(€ million)	Goodwill	Brands	Goodwill	Brands
North America	€11,074	€12,546	€10,412	€11,795
Enlarged Europe	2,059	2,943	1,899	2,876
Middle East & Africa	107	—	—	—
South America	1,332	51	1,550	—
China and India & Asia Pacific	164	—	170	—
Maserati	—	972	514	972
Other activities	608	106	628	153
Total	€15,344	€16,618	€15,173	€15,796

10.	Other intangible assets

	Capitalized development expenditures	Patents, concessions and licenses	Other intangible assets	Total
	(€ million)
Gross carrying amount at January 1, 2023	€32,981	€916	€4,299	€38,196
Additions	4,352	98	270	4,720
Divestitures	(49)	(13)	(334)	(396)
Change in scope of consolidation	5	6	29	40
Translation differences and other changes	(503)	—	(26)	(529)
At December 31, 2023	36,786	1,007	4,238	42,031
Additions	4,150	82	454	4,686
Divestitures	(150)	(20)	(707)	(877)
Change in scope of consolidation	230	(2)	35	263
Transfer to Assets held for sale	—	—	(1)	(1)
Translation differences and other changes	677	23	92	792
At December 31, 2024	41,693	1,090	4,111	46,894
Accumulated amortization and impairment losses at January 1, 2023	17,277	551	1,362	19,190
Amortization	2,193	92	200	2,485
Impairment losses and asset write-offs	122	—	—	122
Divestitures	(38)	(11)	(3)	(52)
Change in scope of consolidation	5	5	17	27
Translation differences and other changes	(348)	(3)	(15)	(366)
At December 31, 2023	19,211	634	1,561	21,406
Amortization	2,149	98	211	2,458
Impairment losses, reversals and asset write-offs	693	1	—	694
Divestitures	(156)	(19)	(28)	(203)
Change in scope of consolidation	(30)	—	3	(27)
Translation differences and other changes	159	5	23	187
At December 31, 2024	22,026	719	1,770	24,515
Carrying amount at December 31, 2023	€17,575	€373	€2,677	€20,625
Carrying amount at December 31, 2024	€19,667	€371	€2,341	€22,379
Capitalized development expenditures included both internal and external costs that were directly attributable to the internal product development process, primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and propulsion system programs.
In 2024, €694 million of impairment losses and asset write-offs were recognized, refer to Note 2, Basis of preparation - Critical judgements and use of estimates - Recoverability of non-current assets with definite useful lives for additional information on the impairment losses and asset write-offs recognized.
In 2023, €122 million of impairment losses and asset write-offs were recognized.
At December 31, 2024 and 2023, translation differences primarily related to depreciation of the Euro compared to the U.S. Dollar.

Amortization of capitalized development expenditures was recognized within Research and development costs within the Consolidated Income Statement, as described in Note 5, Research and development costs. Amortization of patents, concessions, licenses and other intangibles are recognized within Cost of revenues and Selling, general and other costs.
At December 31, 2024 and 2023, the Company had contractual commitments for the purchase of intangible assets amounting to €331 million and €133 million, respectively.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The Company leases assets including land, buildings, plant machinery and equipment, and other assets.

	Land	Buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2023	€1,549	€10,260	€49,691	€6,656	€3,663	€71,819
Additions	30	368	1,693	2,123	3,481	7,695
Divestitures and disposals	(65)	(505)	(1,496)	(292)	—	(2,358)
Change in the scope of consolidation	(6)	25	66	(5)	13	93
Translation differences	(16)	(120)	(521)	(67)	(75)	(799)
Transfer to Assets held for sale	(40)	(36)	(5)	—	—	(81)
Other changes	(4)	123	1,299	30	(1,540)	(92)
At December 31, 2023	1,448	10,115	50,727	8,445	5,542	76,277
Additions	7	730	3,052	5,805	2,884	12,478
Divestitures and disposals	(19)	(321)	(1,761)	(609)	—	(2,710)
Change in the scope of consolidation	5	42	(64)	207	29	219
Translation differences	3	142	596	382	175	1,298
Transfer to Assets held for sale	(22)	(75)	(11)	(2)	—	(110)
Other changes	(31)	190	2,307	(227)	(2,519)	(280)
At December 31, 2024	1,391	10,823	54,846	14,001	6,111	87,172
Accumulated depreciation and impairment losses at January 1, 2023	32	4,490	29,352	1,713	27	35,614
Depreciation	4	543	3,989	601	—	5,137
Divestitures and disposal	(6)	(397)	(1,418)	(214)	—	(2,035)
Impairment losses and asset write-offs	4	(5)	58	1	—	58
Change in the scope of consolidation	1	—	35	—	—	36
Translation differences	(1)	(30)	(252)	(28)	(1)	(312)
Transfer to Assets held for sale	—	(4)	(5)	—	—	(9)
Other changes	(2)	46	49	9	(1)	101
At December 31, 2023	32	4,643	31,808	2,082	25	38,590
Depreciation	3	602	3,769	986	—	5,360
Divestitures and disposals	(1)	(244)	(1,624)	(305)	—	(2,174)
Impairment losses and asset write-offs	1	24	343	—	1	369
Change in the scope of consolidation	—	—	(119)	49	—	(70)
Translation differences	1	21	214	70	(2)	304
Transfer to Assets held for sale	—	(34)	(4)	(1)	—	(39)
Other changes	(5)	12	(138)	(43)	(5)	(179)
At December 31, 2024	31	5,024	34,249	2,838	19	42,161
Carrying amount at December 31, 2023	€1,416	€5,472	€18,919	€6,363	€5,517	€37,687
Carrying amount at December 31, 2024	€1,360	€5,799	€20,597	€11,163	€6,092	€45,011
Other assets includes vehicles sold with buy-back commitments for which the disposals are reported on a net basis within the changes of gross carrying amount. Changes in Other assets segregated between owned assets held and used by
Stellantis and those subject to operating leases (including vehicles sold with a a buy-back commitment) are as follows:

	Assets subject to operating leases	Other assets	Total
	(€ million)
Gross carrying amount at January 1, 2023	€4,505	€2,151	€6,656
Additions	1,789	334	2,123
Divestitures and disposals	(60)	(232)	(292)
Translation differences	(24)	(43)	(67)
Change in scope	—	(5)	(5)
Other changes	8	22	30
At December 31, 2023	6,218	2,227	8,445
Additions	5,201	604	5,805
Divestitures and disposals	(304)	(305)	(609)
Transfer to Assets held for sale	—	(2)	(2)
Translation differences	310	72	382
Change in scope	64	143	207
Other changes	(281)	54	(227)
At December 31, 2024	11,208	2,793	14,001
Accumulated depreciation and impairment losses at January 1, 2023	491	1,222	1,713
Depreciation	132	469	601
Impairment losses and asset write offs	—	1	1
Divestitures	(7)	(207)	(214)
Translation differences	—	(28)	(28)
Other changes	8	1	9
At December 31, 2023	624	1,458	2,082
Depreciation	504	482	986
Divestitures	(18)	(287)	(305)
Transfer to Assets held for sale	—	(1)	(1)
Translation differences	26	44	70
Change in scope	26	23	49
Other changes	(31)	(12)	(43)
At December 31, 2024	1,131	1,707	2,838
Carrying amount at December 31, 2023	€5,594	€769	€6,363
Carrying amount at December 31, 2024	€10,077	€1,086	€11,163
The increase in the carrying amount of assets subject to operating leases is primarily due to increases in our financing activities within SFS U.S.
The maturity analysis of undiscounted annual lease payments (excluding assets subject to buy-back) to be received is as follow:

	At December 31,
	2024	2023
	(€ million)
Within one year	€1,031	€348
Between one and two years	947	310
Between two and three years	479	205
Between three and four years	58	22
Between four and five years	3	—
Later than five years	15	—
Total undiscounted lease payments to be received	€2,533	€885

Property, plant and equipment included owned property, plant and equipment of €42,950 million at December 31,
2024 (€35,903 million at December 31, 2023) and right-of-use assets of €2,061 million at December 31, 2024 (€1,784 million at December 31, 2023).
Changes in Right-of-use assets are as follows:

	Land	Buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at January 1, 2023	€23	€1,401	€265	€272	€1,961
Depreciation	(4)	(248)	(114)	(241)	(607)
Additions	17	200	12	269	498
Divestitures	(4)	(52)	(6)	(4)	(66)
Change in the scope of consolidation	—	15	—	—	15
Translation differences	—	(24)	(2)	(8)	(34)
Other	1	17	(2)	1	17
Balance at December 31, 2023	33	1,309	153	289	1,784
Depreciation	(3)	(275)	(84)	(315)	(677)
Additions	6	460	42	406	914
Divestitures	(4)	(59)	(33)	(8)	(104)
Change in the scope of consolidation	2	54	1	62	119
Translation differences	1	46	2	16	65
Other	(11)	(25)	(2)	(2)	(40)
Balance at December 31, 2024	€24	€1,510	€79	€448	€2,061
For the years ended December 31, 2024 and 2023, the Company recognized a total of €369 million and €58 million, respectively, of impairment losses and asset write-offs. Refer to Note 2, Basis of preparation - Critical judgements and use of estimates - Recoverability of non-current assets with definite useful lives, for additional information on the impairment losses and asset write-offs recognized.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2024, 2023 and 2022.
In 2024, translation differences of €994 million primarily reflected the foreign currency transaction impacts of U.S.
Dollar and Brazilian Real to the Euro. In 2023, translation differences of €(487) million primarily reflect the devaluation of the U.S. Dollar partially mitigated by the appreciation of the Brazilian Real to the Euro.
At December 31, 2024 and 2023, the carrying amounts of Property, plant and equipment of the Company (excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, was €499 million and €840 million, respectively.
At December 31, 2024 and 2023, the Company had contractual commitments for the purchase of Property, plant and equipment amounting to €2,711 million and €3,085 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
	2024	2023
	(€ million)
Joint ventures	€7,037	€6,013
Associates	2,015	2,006
Other	48	51
Total Investments accounted for using the equity method	€9,100	€8,070
The Company's ownership percentages and the carrying value of investments in joint ventures and associates accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2024	2023	2024	2023
	Ownership percentage		(€ million)
Finance companies in partnership with Group Santander Consumer Finance (“SCF”)	50.0%	50.0%	€2,016	€1,977
Finance companies in partnership with BNPP PF	50.0%	50.0%	1,086	1,096
Tofas-Turk Otomobil Fabrikasi A.S.	37.9%	37.9%	1,101	1,037
NextStar Energy Inc (“NextStar”)	49.0%	49.0%	897	397
StarPlus Energy LLC (“StarPlus”)	49.0%	49.0%	763	558
Automotive Cells Company SE (“ACC”)	45.0%	33.3%	429	155
Leasys SAS	50.0%	50.0%	424	339
Symbio	33.3%	33.3%	197	230
Others			124	224
Total joint ventures			€7,037	€6,013

Zhejiang Leapmotor Technology Co., Ltd. (“Leapmotor”)	21.3%	21.3%	1,349	1,409
Archer Aviation Inc (“Archer”)	16.0%	10.1%	206	112
Nordex S.A.	50.0%	50.0%	148	142
360 Energy S.A.	49.5%	49.5%	113	105
Stellantis E-Transmission N.V.(1)	—%	56.0%	—	172
Comau Group S.p.A.(1)	49.9%	—%	124	—
Others			75	66
Total associates			€2,015	€2,006
Total joint ventures and associates			€9,052	€8,019
_______________________________________________________________________________________________________________________________________________
(1) Refer to Note 3, Scope of consolidation for additional information
There were no unrecognized losses relating to investments in joint ventures for the year ended December 31, 2024.
For the years ended December 31, 2023 and 2022 there were unrecognized losses of €27 million and €158 million, respectively.
There are two partnerships with SCF, which covers the financing activities of all Stellantis brands in the following countries: joint ventures in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with
SCF in Portugal. The joint ventures with BNPP PF operate the financing activities in Germany, Austria and in the UK.

The following tables provide summarized financial information relating to joint ventures with SCF which are deemed to be material:

	At December 31,
	2024	2023
	(€ million)
Financial assets	€35,788	€34,499
Of which: Cash and cash equivalents	3,201	3,452
Other assets	1,554	1,583
Financial liabilities	30,235	29,382
Other liabilities	3,076	2,746
Total Equity	4,033	3,954

Carrying amount of interest
Company’s share of net assets	2,016	1,977
Carrying amount of interest	€2,016	€1,977

	Years ended December 31,
	2024	2023	2022
	(€ million)
Interest and similar income	€3,382	€3,303	€2,592
Interest and similar expenses	(2,234)	(2,084)	(1,258)
Income tax expense	(193)	(239)	(219)
Profit from continuing operations	457	628	690
Net profit	457	628	690

Net profit attributable to owners of the parent (A)	229	314	345
Other comprehensive income/(loss) attributable to owners of the parent (B)	27	3	(8)
Total Comprehensive income attributable to owners of the parent (A+B)	€256	€317	€337
Company’s share of net profit	€229	€314	€345
Tofas, the Company’s joint venture with Koç Holding, is registered with the Turkish Capital Market Board and listed on the İstanbul Stock Exchange. At December 31, 2024, the market value of the Company’s interest in Tofas was
€1,056 million (€1,219 million at December 31, 2023).
Zhejiang Leapmotor Technology Co., Ltd is listed on the Hong Kong Stock Exchange. At December 31, 2024, the
market value of the Company’s interest in Leapmotor was €1,147 million (€1,176 million at December 31, 2023).
Archer Aviation Inc is listed on NYSE. At December 31, 2024, the market value of the Company’s interest in
Archer was €533 million (€173 million at December 31, 2023).

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

	Years ended December 31,
	2024	2023	2022
	(€ million)
Joint ventures	€118	€547	€286
Associates	(137)	(50)	13
Other	(14)	(6)	(35)
Total Share of the profit/(loss) of equity method investees	€(33)	€491	€264
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Company’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Joint ventures:
Profit/(loss) from continuing operations	€(111)	€233	€(152)
Net profit/(loss)	(111)	233	(152)
Other comprehensive income/(loss)	(177)	(265)	(47)
Total Other comprehensive income/(loss)	€(288)	€(32)	€(199)

Associates:
Profit/(loss) from continuing operations	€(137)	€(50)	€13
Net profit/(loss)	(137)	(50)	13
Other comprehensive income /(loss)	27	(11)	—
Total Other comprehensive income/(loss)	€(110)	€(61)	€13

13.	Financial assets
Financial assets consisted of the following:

		At December 31,
		2024			2023
	Note	Current	Non- current	Total	Current	Non- current	Total
		(€ million)
Derivative financial assets	17	€70	€310	€380	€17	€23	€40
Financial securities measured at fair value through other comprehensive income	25	55	360	415	59	356	415
Financial securities measured at fair value through profit or loss	25	538	1,322	1,860	1,013	911	1,924
Financial securities measured at amortized cost		2,390	1,106	3,496	3,667	1,764	5,431
Financial receivables(1)	25	788	174	962	2,023	158	2,181
Collateral deposits measured at fair value through profit or loss(2)	25	31	22	53	51	57	108
Total financial assets		€3,872	€3,294	€7,166	€6,830	€3,269	€10,099
______________________________________________________________________________________________________________________________
(1) Measured at amortized cost
(2) Collateral deposits are held in connection with derivative transactions and debt obligation
The decrease of €2.9 billion in financial assets was mainly due to (i) a €1.1 billion decrease in receivables for factoring activities of our financial services (ii) a €1.9 billion decrease in financial securities measured at amortized cost due to reduction of investments in Enlarged Europe and North America.

14.	Inventories

	At December 31,
	2024	2023
	(€ million)
Finished goods and goods for resale	€11,242	€12,064
Work-in-progress, raw materials and manufacturing supplies	9,619	9,136
Amount due from customers for contract work	—	214
Total Inventories	€20,861	€21,414
The decrease in total inventories in 2024 compared to 2023 is mostly driven by reduction in new vehicles stock in
Enlarged Europe due to lower production which is partially offset by an increase in used cars and manufacturing supplies.
The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended
December 31, 2024, 2023 and 2022 was €910 million, €505 million and €397 million, respectively. These mainly relate to finished goods and goods for resale.

The Construction contracts, net asset/(liability) related to the design and production of industrial automation systems and related products are summarized below. Stellantis’ construction contracts were operated through Comau which was disposed of in December 2024. Refer to Note 3, Scope of consolidation for additional information.

	At December 31,
	2024	2023
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€—	€766
Less: Progress billings	—	659
Construction contracts, net asset/(liability)	€—	€107
Construction contract assets	—	214
Less: Construction contract liabilities (Note 24)	—	107
Construction contracts, net asset/(liability)	€—	€107
Changes in the Company's construction contracts, net asset/(liability) for the year ended December 31, 2024, were as follows:

	At January 1, 2024	Advances received from customers	Amounts recognized within revenue	Disposal	At December 31, 2024
	(€ million)
Construction contracts, net asset/(liability)	€107	€(757)	€747	€(97)	€—

15.	Working capital

	Years ended December 31,
	2024	2023	2022
	(€ million)
(Increase)/decrease in inventories	€632	€(4,388)	€(5,606)
(Increase)/decrease in trade receivables	786	(2,249)	(1,986)
Increase/(decrease) in trade payables	(4,007)	1,058	4,165
Other changes	(3,398)	107	(1,054)
Total change in working capital	€(5,987)	€(5,472)	€(4,481)
The change in working capital in 2024 of €5,987 million includes (i) a decrease of €632 million in inventories due to a reduction in new vehicles stock in Enlarged Europe due to lower production which is partially offset by an increase in used cars and manufacturing supplies, (ii) a decrease of €786 million in trade receivables primarily due to lower volumes, (iii) a decrease of €4,007 million in trade payables, primarily reflecting lower production in Enlarged Europe and North America and (iv) a decrease of €3,398 million in other payables net of other receivables primarily related to a decrease in tax payables net of tax receivables and to a decrease in payables to personnel.

16.	Trade receivables, other assets, prepaid expenses and tax receivables
Trade receivables
Trade receivables are measured at amortized cost and net of an ECL allowance, calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

	At January 1, 2024	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2024
	(€ million)
ECL allowance - Trade receivables	€551	€181	€(124)	€—	€608
An immaterial amount of Trade receivables were written off during the year ended December 31, 2024, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2024			2023
	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€5,049	€1,038	€6,087	€5,964	€964	€6,928
ECL allowance	(194)	(414)	(608)	(88)	(463)	(551)
Carrying amount	€4,855	€624	€5,479	€5,876	€501	€6,377
In addition to the amounts above, a further €27 million at December 31, 2024 (€49 million at December 31, 2023) of trade receivables were measured at FVPL. Refer to Note 25, Fair value measurement for additional information.
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Company and are summarized as follows:

	At December 31,
	2024	2023
	(€ million)
Dealer financing	€2,330	€2,305
Retail financing	8,494	5,505
Finance leases	299	133
Other	1,408	1,051
Total Receivables from financing activities	€12,531	€8,994
The €3.5 billion increase in Receivables from financing activities for the year ended December 31, 2024 is mainly due to the increase in retail financing of €3.0 billion driven by the increase in the loan portfolio activity in North America and
South America. Other receivables from financing increased by €0.4 billion mainly attributable to loans extended to our joint ventures.

Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2024	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2024
	(€ million)
ECL allowance - Receivables from financing activities	€195	€249	€(217)	€(1)	€226
The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€12,451	€168	€138	€12,757	€8,841	€117	€114	€9,072
ECL allowance	(174)	(33)	(19)	(226)	(149)	(23)	(23)	(195)
Carrying amount	€12,277	€135	€119	€12,531	€8,692	€94	€91	€8,877
In addition to the amounts above, nil at December 31, 2024 (€117 million at December 31, 2023) of receivables from financing activities were measured at FVPL. Refer to Note 25, Fair value measurement. Refer to Note 2, Basis of preparation for details on the stages.
Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At December 31
	2024			2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities at amortized cost	€5,693	€6,838	€12,531	€4,487	€4,507	€8,994
Other receivables at amortized cost	5,119	1,391	6,510	4,311	1,628	5,939
Defined benefit plan assets (Note 20)	39	924	963	24	886	910
Derivative operating assets	256	17	273	157	51	208
Prepaid expenses and other	1,866	491	2,357	1,309	622	1,931
Total other assets and prepaid expenses	€12,973	€9,661	€22,634	€10,288	€7,694	€17,982

The following table summarizes Receivables from financing activities, Other receivables at amortized cost,
Derivative operating assets and Tax receivables by due date:

	At December 31,
	2024					2023
	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non- current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non- current)	Total
	(€ million)
Receivables from financing activities	€5,693	€5,861	€977	€6,838	€12,531	€4,487	€3,273	€1,234	€4,507	€8,994
Other receivables at amortized cost	5,119	1,295	96	1,391	6,510	4,311	1,498	130	1,628	5,939
Derivative operating assets	256	17	—	17	273	157	51	—	51	208
Total	€11,068	€7,173	€1,073	€8,246	€19,314	€8,955	€4,822	€1,364	€6,186	€15,141

Tax receivables	€1,411	€210	€17	€227	€1,638	€802	€84	€33	€117	€919
Other receivables
At December 31, 2024, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of
€4,593 million (€4,504 million at December 31, 2023).
Transfer of financial assets
At December 31, 2024, the Company had receivables due after that date, which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments, amounting to €14,888 million
(€16,991 million at December 31, 2023), of which 74 percent (75 percent at December 31, 2023), was mainly due from the sales network, transferred to financing companies in partnership with Santander, BNP Paribas and Crédit Agricole.
At December 31, 2024 and 2023, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2024			2023
	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	€88	€5	€93	€58	€9	€67
Carrying amount of the related liabilities (Note 22)	€88	€5	€93	€58	€9	€67

17.	Derivative financial and operating assets and liabilities
The following table summarizes the fair value of the Company's derivative financial instruments:

	At December 31,
	2024		2023
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	€170	€—	€26	€(1)
Total Fair value hedges	170	—	26	(1)
Cash flow hedges:
Interest rate risk - interest rate swaps	21	(11)	—	(28)
Currency risks - forward contracts, currency swaps and currency options	155	(182)	111	(331)
Commodity price risk – commodity swaps and commodity options	46	(304)	36	(681)
Total Cash flow hedges	222	(497)	147	(1,040)
Total Net investment hedges	—	—	—	—
Derivatives for trading	261	(184)	75	(43)
Total Fair value of derivative financial assets/(liabilities)	€653	€(681)	€248	€(1,084)
Financial derivative assets/(liabilities) - current	€70	€(9)	€17	€(18)
Financial derivative assets/(liabilities) - non-current	€310	€(15)	€23	€(21)
Derivative operating assets/(liabilities) - current	€256	€(600)	€157	€(746)
Derivative operating assets/(liabilities) - non-current	€17	€(57)	€51	€(299)
Derivatives used in financing activities are reported in the financial assets/liabilities, while derivatives used in operating activities are reported in Other assets/liabilities.
The following table summarizes the outstanding notional amounts of the Company's derivative financial instruments by due date:

	At December 31,
	2024			2023
	Due within one year	Due between one and five years	Total	Due within one year	Due between one and five years	Total
	(€ million)
Currency risk management	€19,279	€1,125	€20,404	€21,424	€6,263	€27,687
Interest rate risk management	71	12,215	12,286	42	6,680	6,722
Interest rate and currency risk management	11	19	30	37	28	65
Commodity price risk management	2,079	818	2,897	2,809	2,196	5,005
Total Notional amount	€21,440	€14,177	€35,617	€24,312	€15,167	€39,479

Fair value hedges
The net gains and losses arising from the valuation of outstanding currency derivatives and interest rate derivatives were recognized in accordance with fair value hedge accounting and the net gains and losses arising from the respective hedged items are summarized as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Currency and interest rate risk
Change in ineffective portion	€—	€(1)	€(34)
Net gains/(losses)	€—	€(1)	€(34)
Ineffectiveness portion is recognized in Net financial expenses.
At December 31, 2024, the Company has outstanding interest rate derivatives classified as fair value hedges; in particular, interest rate swaps that manage interest rate risk of certain bonds issued in Europe and in North America, with a nominal amount of €8.0 billion. The accumulated amount of fair value hedge adjustment on the hedged item is negative and equal to €68 million which offsets the equivalent positive effect related to the change in value of the hedging derivatives.
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
For the year ended December 31, 2024 net losses of €48 million mainly related to discontinued hedges were recognized in the Consolidated Income Statement (net gains €4 million for the year ended December 31, 2023 and net losses
€6 million for the year ended December 31, 2022).

The Company reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Currency risk
(Increase)/decrease in Cost of revenues	€222	€(101)	€(111)
Share of profit/(loss) of equity method investees	(42)	7	(10)
Interest rate risk
Share of profit/(loss) of equity method investees	19	44	(59)
Net financial income/(expenses)	(3)	—	—
Commodity price risk
(Increase)/decrease in Cost of revenues	(616)	(435)	464
Ineffectiveness and discontinued hedges	(48)	4	(6)
Tax expenses/(benefit)	84	77	(99)
Total recognized in the Consolidated Income Statement	€(384)	€(404)	€179
Net investment hedges
In order to manage the Company’s foreign currency risk related to its investments, the Company enters into hedges of a net investment in a foreign operation, in particular foreign currency swaps, forward contracts and currency options. For the year ended December 31, 2024, gains of €33 million (losses of €12 million for the year ended December 31, 2023 and gains of €100 million for the year ended December 31, 2022) related to the hedges of a net investment in foreign operation were recognized in the Consolidated Statement of Other Comprehensive Income within Exchange differences on translating foreign operations differences. There was no ineffectiveness for the year ended December 31, 2024.
Derivatives for trading
At December 31, 2024, 2023 and 2022, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which did not qualify for hedge accounting.
Information on the Company's risk management strategy and additional information on its hedging activities is provided in Note 32, Qualitative and quantitative information on financial risks.

18.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
	2024	2023
	(€ million)
Cash at banks	€9,408	€8,981
Money market securities measured at FVTPL	19,127	17,691
Other cash equivalents	5,565	16,997
Total Cash and cash equivalents	€34,100	€43,669
Cash and cash equivalents held in certain foreign countries (primarily in Argentina, €114 million and €470 million at
December 31, 2024 and 2023, respectively and in Algeria, €276 million and €222 million at December 31, 2024 and 2023, respectively) were subject to local exchange control regulations providing restrictions on the amount of cash that can leave the country. Other cash equivalents primarily includes investments in commercial papers.

Cash and cash equivalents include €451 million at December 31, 2024 (€210 million at December 31, 2023) held in bank deposits which are restricted to the operations related to securitization programs and warehouse credit facilities of SFS
U.S. These deposits are primarily used for the collection of the loan installments from customers and the payment of debt and service costs and to the originator SFS U.S. itself, according to the programs and facilities regulation. Refer to Note 22, Debt for additional information on securitization programs and warehouse credit facilities.

19.	Share-based compensation
2024-2026 Long-Term Incentive Plan
At the Annual General Meeting Of Shareholders (“AGM”) in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2024-2026 Long-Term Incentive Plan (“2024-2026 LTIP”) operates
In 2024, the Company granted a total of approximately 6.5 million PSU and approximately 2.9 million RSU awards to eligible employees under the 2024-2026 LTIP
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 30 percent are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering a three year performance period from January 1, 2024 to
December 31, 2026, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of certain adjusted operating income levels (“PSU
AOI”), covering a three year period from January 1, 2024 to December 31, 2026, with a payout scale ranging from 0 percent to 200 percent. The remaining 30 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”, “PSU Compliance”), covering a three-year period from January 1,
2024 to December 31, 2026, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 6.5 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2027.
The RSU awards (“2024 RSU awards”), which represent the right to receive Stellantis common shares, cover a three year vesting period through 2027.
In 2024, the Company granted a total of approximately 0.04 million Performance Restricted Share Units (“PRSU”).
The PRSU awards, which represent the right to receive Stellantis common shares, will be determined based on the achievement of certain KPIs which would result in the eligible employee receiving 0 percent to at most 150 percent, of the original number of units granted to vest in 2025 and 2026.
The fair values of the PSU Electrification, PSU AOI and PRSU and the RSU awards were measured using the
Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte
Carlo Simulation.
2023-2025 Long-Term Incentive Plan
At the AGM in April 2021, shareholders approved the Company’s framework equity incentive plan under which the
2023-2025 Long-Term Incentive Plan (“2023-2025 LTIP”) operates.
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

December 31, 2025, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of certain adjusted operating income levels (“PSU
AOI”), covering a three year period from January 1, 2023 to December 31, 2025, with a payout scale ranging from 0 percent to 200 percent. The remaining 30 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”, “PSU Compliance”), covering a three-year period from January 1,
2023 to December 31, 2025, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 8.8 million units. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2026.
The RSU awards (“2023 RSU awards”), which represent the right to receive Stellantis common shares, cover a three year vesting period from May 1, 2023 to May 1, 2026.
In October 2023, the Company granted a total of approximately 0.4 million PRSU. The PRSU awards, which represent the right to receive Stellantis common shares, will be determined based upon the application of the Software
Achievement Multiplier which would result in the eligible employee receiving at least 25 percent to at most 125 percent, of the original number of units granted to vest. Each grant covers a three-year performance period with one-third vested on
October 1, 2024, and the remaining two-thirds expected to vest on October 1, 2025 and 2026. The Software Achievement multiplier is reset for each year of the three-year performance period and is based on the annual software internal metric.
2022-2024 Long-Term Incentive Plan
At the AGM in April 2021, shareholders approved the Company’s framework equity incentive plan under which the
2022-2024 Long-Term Incentive Plan (“2022-2024 LTIP”) operates.
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
The RSU awards (“2022 RSU awards”), which represent the right to receive Stellantis common shares, cover a three year vesting period from May 15, 2022 to May 15, 2025.
The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a
Monte Carlo Simulation.
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

As of January 18, 2021, the share performance of the award resulted in a payout of 200 percent of target (2.0 million
PSUs) to vest on January 17, 2026. As a result of the CEO’s departure from the Company on December 1, 2024, the CEO was eligible to receive a prorata share of the award of 1.6 million PSUs; however, under the terms of the CEO’s exit agreement with the Company, the CEO will receive 0.8 million PSUs on January 17, 2026.
The fair values of the special PSU awards were measured using a Monte Carlo Simulation.
Other Restricted Share Unit and Performance Share Unit Grants
During the year ended December 31, 2022, the Company granted approximately 0.3 million RSU awards and
0.1 million PSU awards to certain key employees of the Company, which represent the right to receive Stellantis common shares. A portion of these awards are vested in 2023 and 2024 with the remaining portion expected to vest in 2025 or 2026, in accordance with the award agreements. The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the
RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the
PSU TSR awards were calculated using a Monte Carlo Simulation.
During the year ended December 31, 2021, the Company granted approximately 0.8 million RSU awards to certain key employees of the Company, which represents the right to receive Stellantis common shares. These awards vested in
2022, 2023 and 2024, in accordance with the award agreements. The fair values of these RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
PSU Awards
Changes during 2024, 2023 and 2022 for the PSU awards under the 2024-2026, 2023-2025, 2022-2024 and
2021-2023 LTIPs were as follows:

	2024
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	8,579,529	€12.79	5,970,230	€12.64	1,255,057	€12.76
Granted	1,936,088	5.72	—	—	1,908,977	11.94
Vested	(2,426,156)	17.07	(2,426,155)	14.55	(606,651)	14.55
Canceled	(242)	5.65	—	—	(242)	12.15
Forfeited	(1,030,392)	10.22	(377,453)	11.39	(303,028)	11.84
Outstanding shares unvested at December 31	7,058,827	€9.76	3,166,622	€11.32	2,254,113	€11.71

	2024
	PSU Electrification	Weighted average fair value at the grant date (€)	PSU AOI	Weighted average fair value at the grant date (€)	PRSU	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	4,339,381	€12.64	3,479,043	€12.83	417,386	€15.82
Granted	27,111	20.99	2,581,419	12.07	43,271	14.80
Vested	(485,154)	14.55	—	—	(137,746)	18.14
Canceled	(121,287)	14.55	(323)	12.15	(692)	15.82
Forfeited	(538,637)	12.63	(870,598)	12.64	(33,405)	17.26
Outstanding shares unvested at December 31	3,221,414	€12.35	5,189,541	€12.48	288,814	€14.39

	2023
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	6,352,440	€13.09	6,352,440	€12.61	1,588,222	€12.61
Granted	2,903,808	12.02	56,890	16.14	14,225	14.05
Vested	—	—	—	—	—	—
Canceled	—	—	—	—	—	—
Forfeited	(676,719)	12.43	(439,100)	12.43	(347,390)	12.59
Outstanding shares unvested at December 31	8,579,529	€12.79	5,970,230	€12.64	1,255,057	€12.76

	2023
	PSU Electrification	Weighted average fair value at the grant date (€)	PSU AOI	Weighted average fair value at the grant date (€)	PRSU	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	1,587,998	€12.61	—	€—	—	€—
Granted	2,861,143	12.83	3,795,870	12.88	417,386	15.82
Vested	—	—	—	—	—	—
Canceled	—	—	—	—	—	—
Forfeited	(109,760)	12.43	(316,827)	12.83
Outstanding shares unvested at December 31	4,339,381	€12.64	3,479,043	€12.83	417,386	€15.82

	2022
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)	PSU Electrification	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	2,757,605	€17.07	2,757,605	€14.55	689,516	€14.55	689,285	€14.55
Granted	3,803,956	10.38	3,803,956	11.29	950,992	11.29	950,986	11.29
Vested	—	—	—	—	—	—	—	—
Canceled	—	—	—	—	—	—	—	—
Forfeited	(209,121)	16.50	(209,121)	14.27	(52,286)	14.27	(52,273)	14.27
Outstanding shares unvested at December 31	6,352,440	€13.09	6,352,440	€12.61	1,588,222	€12.61	1,587,998	€12.61
The key assumptions utilized to calculate the grant-date fair values for the PSU TSR awards are summarized below:

	2024	2023	2022
Key assumptions	PSU TSR Awards Range
Grant date stock price	€12.40 - €15.49	€15.37 - €15.64	€12.51 - €13.33
Expected volatility	37%	34%	42%
Risk-free rate	2.51%	2.94%	0.4%
Expected dividend yields	10%	9%	5%

The expected volatility was based on the observed historical volatility for common shares of Stellantis. The risk-free rate was derived from the yield on Euro Area Yield Curves of appropriate term.
The weighted average fair value of the PSU Synergies, PSU Compliance, PSU Electrification, PSU AOI and PRSU
awards that were granted during years ended December 31, 2024, 2023 and 2022 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU awards do not have the right to receive ordinary dividends prior to vesting.
RSU awards
Changes during 2024, 2023 and 2022 for the RSU awards under the 2024-2026, 2023-2025 and 2022-2024 LTIPs were as follows:

	2024		2023		2022
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	11,062,707	€12.67	8,824,943	€12.77	4,316,256	€14.62
Granted	2,944,677	11.62	3,419,898	12.41	5,186,760	11.45
Vested	(3,432,046)	14.68	(365,601)	15.26	(310,968)	16.11
Canceled	(539)	11.71	—		—	—
Forfeited	(1,204,010)	12.20	(816,533)	12.51	(367,105)	14.02
Outstanding shares unvested at December 31	9,370,789	€11.67	11,062,707	€12.67	8,824,943	€12.77
The weighted average fair value of the RSU awards that were granted at December 31, 2024, 2023 and 2022, were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
Replacement Stellantis RSU awards
Changes during 2024, 2023 and 2022 for the Replacement Stellantis RSU awards from share-based payment plans issued by the former FCA Group were as follows:

	2024		2023		2022
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€9.95	9,722,133	€9.95	17,520,829	€11.08
Anti-dilution adjustment	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Vested	—	—	(9,597,921)	9.95	(6,923,401)	10.19
Canceled	—	—	—	—	—	—
Forfeited	—	—	(124,212)	—	(875,295)	10.05
Outstanding shares unvested at December 31	—	€—	—	€9.95	9,722,133	€9.95
The weighted average fair value of the RSU awards were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.

Changes during 2024, 2023 and 2022 for the Replacement Stellantis RSU awards from share-based payment plans issued by former PSA were as follows:

	2024		2023		2022
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	€—	6,422,078	€6.71	11,573,960	€7.9
Anti-dilution adjustment	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Vested	—	—	(6,422,078)	6.71	(4,187,770)	8.78
Canceled	—	—	—	—	—	—
Forfeited	—	—	—	—	(964,112)	7.76
Outstanding shares unvested at December 31	—	€—	—	€—	6,422,078	€6.71
The weighted average fair value of the RSU awards that were granted at December 31, 2024, 2023 and 2022 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €45 million, €189 million and €170 million was recorded for the years ended December 31, 2024, 2023 and 2022, respectively.

20.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2024			2023
	Current	Non- current	Total	Current	Non- current	Total
	(€ million)
Pension benefits	€34	€2,362	€2,396	€45	€1,913	€1,958
Health care and life insurance plans	126	1,574	1,700	120	1,577	1,697
Other post-employment benefits	49	731	780	58	735	793
Other provisions for employees	374	774	1,148	339	686	1,025
Total Employee benefits liabilities	€583	€5,441	€6,024	€562	€4,911	€5,473
The Company recognized total expense related to continuing operations of €1,995 million for defined contribution plans for the year ended December 31, 2024 (€2,114 million in 2023 and €2,018 million in 2022).

The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
	2024	2023
	(€ million)
Present value of defined benefit obligations:
Pension benefits	€23,750	€23,468
Health care and life insurance plans	1,700	1,697
Other post-employment benefits	753	767
Total present value of defined benefit obligations (a)	26,203	25,932

Fair value of plan assets (b)	22,502	22,642
Asset ceiling (c)	212	248
Total net defined benefit plans (a - b + c)	3,913	3,538
of which:
Net defined benefit liability (d)	4,876	4,448
Defined benefit plan asset (Note 16)	(963)	(910)

Other provisions for employees (e)	1,148	1,025
Total Employee benefits liabilities (d + e)	€6,024	€5,473
Pension benefits
The Company’s funding policy for defined benefit pension plans, to directly make benefit payments where appropriate, is to contribute the minimum amounts required by applicable laws and regulations or to directly pay benefit payments where appropriate. In the U.S., these excess amounts are tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2024, the combined credit balances for the U.S. and
Canada qualified pension plans were approximately €2.0 billion, with the usage of the credit balances to satisfy minimum funding requirements subject to the plans maintaining certain funding levels. During the year ended December 31, 2024, the
Company made pension contributions in the U.S. and Canada totaling €40 million. Contributions to the pension plans of the
Company for 2025 are expected to be €81 million, including both contributions to pension funds and direct benefit payments to employees. Of this amount, €31 million relates to the U.S. and Canada, with €25 million being mandatory contributions and €6 million discretionary contributions, €10 million relates to the UK, and €15 million relates to Germany.
The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2025	€1,894
2026	€1,896
2027	€1,900
2028	€1,853
2029	€1,840
2030-2034	€8,807

The following table summarizes changes in pension plans:

	2024					2023
	U.S. and Canada	UK	France and Germany	Other	Total	U.S. and Canada	UK	France and Germany	Other	Total
	(€ million)
Projected benefit obligation
At beginning of period: Present value	€(18,964)	€(1,456)	€(2,809)	€(239)	€(23,468)	€(19,201)	€(1,545)	€(2,671)	€(235)	€(23,652)
Effect of changes in scope of consolidation and other	114	1	—	1	116	(1)	1	(1)	—	(1)
Service cost	(98)	—	(36)	(9)	(143)	(99)	—	(32)	(9)	(140)
Interest cost	(973)	(77)	(110)	(17)	(1,177)	(980)	(69)	(94)	(17)	(1,160)
Benefit payments for the year	1,558	88	127	19	1,792	1,537	83	117	39	1,776
Participant contributions	(1)	—	—	—	(1)	(1)	—	—	—	(1)
Actuarial gains and (losses)	339	(10)	(176)	(27)	126	(165)	108	(128)	(4)	(189)
Demographic assumptions and experience	(10)	(4)	26	2	14	10	(19)	(17)	(13)	(39)
Financial assumptions	349	(6)	(202)	(29)	112	(175)	127	(111)	9	(150)
Effect of changes in exchange rates	(924)	(70)	—	18	(976)	610	(32)	—	(13)	565
Past service cost	(16)	(2)	—	(1)	(19)	(396)	(2)	—	—	(398)
Effect of curtailments and settlements/Other	—	—	—	—	—	(268)	—	—	—	(268)
At period-end: Present value	€(18,965)	€(1,526)	€(3,004)	€(255)	€(23,750)	€(18,964)	€(1,456)	€(2,809)	€(239)	€(23,468)
Plan Assets
At beginning of period: Fair value	€18,262	€1,800	€2,408	€172	€22,642	€17,959	€1,989	€2,547	€181	€22,676
Effect of changes in scope of consolidation and other	(121)	—	—	(1)	(122)	—	—	—	—	—
Expected return on assets	932	96	95	7	1,130	920	90	90	8	1,108
Participant contributions	1	—	—	—	1	1	—	—	—	1
Administrative Expenses	(58)	(4)	—	(1)	(63)	(84)	(3)	—	—	(87)
Actuarial gains and (losses)	(558)	(13)	293	9	(269)	560	(255)	(124)	(7)	174
Effect of changes in exchange rates	820	87	—	—	907	(554)	41	—	1	(512)
Employer contributions	27	12	5	(1)	43	993	21	6	—	1,020
Benefit payments for the year	(1,547)	(88)	(121)	(11)	(1,767)	(1,533)	(83)	(111)	(11)	(1,738)
At period-end: Fair value	€17,758	€1,890	€2,680	€174	€22,502	€18,262	€1,800	€2,408	€172	€22,642

	2024					2023
	U.S. and Canada	UK	France and Germany	Other	Total	U.S. and Canada	UK	France and Germany	Other	Total
	(€ million)
Present value of projected benefit obligation	€(18,965)	€(1,526)	€(3,004)	€(255)	€(23,750)	€(18,964)	€(1,456)	€(2,809)	€(239)	€(23,468)
Fair value of plan assets	17,758	1,890	2,680	174	22,502	18,262	1,800	2,408	172	22,642
Net (liability) asset recognized in the balance sheet before minimum funding requirement (IFRIC 14)	(1,207)	364	(324)	(81)	(1,248)	(702)	344	(401)	(67)	(826)
Minimum funding requirement liability (IFRIC 14)	(212)	—	—	—	(212)	(248)	—	—	—	(248)
Net (liability) asset recognized in the balance sheet	(1,419)	364	(324)	(81)	(1,460)	(950)	344	(401)	(67)	(1,074)
Of which, liability	(1,951)	(8)	(363)	(74)	(2,396)	(1,444)	(22)	(432)	(60)	(1,958)
Of which, asset	532	372	39	(7)	936	494	366	31	(7)	884
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Current service cost	€143	€140	€228
Interest expense	1,177	1,160	828
Interest income	(1,130)	(1,108)	(765)
Other administration costs	63	87	83
Past service costs/(credits) and (gains)/losses arising from settlements/curtailments	19	666	3
Interest expense on asset ceiling	12	—	—
Total recognized in the Consolidated Income Statement	€284	€945	€377
During the year ended December 31, 2023, U.S. and Canada pension plans were amended for benefit changes made under collective bargaining agreements negotiated with the UAW and Unifor and the associated prior service costs were recognized in the Consolidated Income Statement in the amount of €396 million. In addition, voluntary separation packages offered during 2024 and 2023 resulted in pension plan curtailment charges of €16 million and €268 million, respectively, recognized within Restructuring costs.

The fair value of plan assets by class was as follows:

	At December 31,
	2024		2023
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	€884	€881	€1,943	€1,742
U.S. equity securities	656	655	671	669
Non-U.S. equity securities	540	540	516	516
Equity commingled funds	1,194	734	1,118	688
Equity instruments	2,390	1,929	2,305	1,873
Government securities	3,197	1,700	2,837	1,476
Corporate bonds (including convertible and high yield bonds)	4,572	35	4,414	217
Other fixed income	4,861	1	4,178	—
Fixed income securities	12,630	1,736	11,429	1,693
Private equity funds	2,943	—	2,956	—
Diversified Commingled funds	82	—	47	—
Real estate funds	1,316	—	1,288	—
Hedge funds	2,306	—	2,308	—
Investment funds	6,647	—	6,599	—
Insurance contracts and other	(49)	(17)	366	22
Total fair value of plan assets	€22,502	€4,529	€22,642	€5,330
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
The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2024					2023
	U.S.	Canada	UK	France	Germany	U.S.	Canada	UK	France	Germany
Discount rate	5.70%	4.61%	5.23%	3.39%	3.42%	5.43%	4.64%	5.29%	4.46%	3.99%
Future salary increase rate	—%	3.50%	2.65%	2.85%	2.70%	—%	3.50%	2.70%	2.77%	2.80%
The average duration of U.S., Canada, UK, France and Germany liabilities was approximately 9, 10, 12, 7 and 15, respectively. Refer to Note 2, Basis of preparation,for additional information on the Company’s sensitivity analysis.
The average longevity at retirement age for current pensioners (male/female) were as follows:

	2024
	U.S.	Canada	UK	France	Germany
Life Expectancy at Age 65
Male retiring in 25 years (Aged 40)	20.68	21.88	23.13	N/A	24.26
Female retiring in 25 years (Aged 40)	22.15	24.11	25.63	N/A	27.00
Male retiring today (Aged 65)	19.19	20.63	21.40	11.26	20.90
Female retiring today (Aged 65)	20.79	22.94	23.82	10.76	24.27
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
payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2025	€126
2026	€126
2027	€126
2028	€125
2029	€125
2030-2034	€614

Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

	2024	2023
	(€ million)
Present value of obligations at January 1	€1,697	€1,722
Included in the Consolidated Income Statement	105	143
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(2)	(25)
- Financial assumptions	(51)	40
Effect of movements in exchange rates	81	(53)
Other:
Benefits paid	(130)	(130)
December 31	€1,700	€1,697
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Current service cost	€10	€11	€21
Interest expense	90	89	70
Past service costs/(credits) and losses/(gains) arising from settlements	5	43	1
Total recognized in the Consolidated Income Statement	€105	€143	€92
During the year ended December 31, 2023, the U.S. plans were amended for benefit changes made under collective bargaining agreements negotiated with the UAW and the associated prior service costs were recognized in the Consolidated
Income Statement in the amount of €32 million. In addition, voluntary separation packages offered during 2024 and 2023 resulted in OPEB plan curtailment charges of €5 million and €11 million, respectively, recognized within Restructuring costs.
Health care and life insurance plans were accounted for on an actuarial basis, which required the selection of various assumptions. In particular, it required the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2024		2023
	U.S.	Canada	U.S.	Canada
Discount rate	5.76%	4.72%	5.51%	4.64%
Salary growth	2.50%	2.00%	2.50%	2.00%
Weighted average ultimate healthcare cost trend rate	3.95%	4.00%	3.95%	4.00%
The average duration of the U.S. and Canadian liabilities was approximately 10 and 14 years, respectively. Refer to
Note 2, Basis of preparation, for additional information on the Company’s sensitivity analysis.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for the next year and used in the 2024 plan valuation was 6.9 percent. The annual rate was assumed to decrease gradually to 3.9 percent through
2049 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2024 plan valuation was 4.6 percent. The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.

Other post-employment benefits
Other post-employment benefits comprised other employee benefits granted to Company employees primarily in
Europe.
Changes in defined benefit obligations for other post-employment benefits were as follows:

	2024	2023
	(€ million)
Present value of obligations at January 1	€767	€805
Included in the Consolidated Income Statement	(14)	60
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(21)	(27)
- Financial assumptions	123	(29)
Effect of movements in exchange rates	(4)	(4)
Other:
Benefits paid	(66)	(47)
Other changes	(32)	9
Present value of obligations at December 31	€753	€767
As at December 31, 2024, the above Other post-employment benefit liability is net of plan assets of €311 million.
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
	2024	2023	2022
	(€ million)
Current service cost	€28	€31	€38
Interest expense	34	34	12
Past service costs/(credits) and losses/(gains) arising from settlements	(76)	(5)	(84)
Total recognized in the Consolidated Income Statement	€(14)	€60	€(34)
Past service credits are primarily due to the impact on French plans of voluntary departures.
Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

21.	Provisions
Provisions consisted of the following:

	At December 31,
	2024			2023
	Current	Non- current	Total	Current	Non- current	Total
	(€ million)
Product warranty and recall campaigns	€3,737	€5,571	€9,308	€3,574	€5,410	€8,984
Sales incentives	6,343	—	6,343	6,031	—	6,031
Restructuring	1,035	544	1,579	958	342	1,300
Legal proceedings and disputes	457	618	1,075	343	747	1,090
Commercial risks	1,910	1,208	3,118	2,301	422	2,723
Other risks	738	919	1,657	517	823	1,340
Total Provisions	€14,220	€8,860	€23,080	€13,724	€7,744	€21,468
Changes in Provisions were as follows:

	At January 1, 2024	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Change in scope	Other	At December 31, 2024
	(€ million)
Product warranty and recall campaigns	€8,984	€6,332	€(6,209)	€(133)	€265	€(38)	€(21)	€128	€9,308
Sales incentives	6,031	10,229	(10,110)	(4)	214	(21)	—	4	6,343
Restructuring costs	1,300	1,706	(1,284)	(172)	25	—	(2)	6	1,579
Legal proceedings and disputes	1,090	368	(252)	(71)	(65)	—	(6)	11	1,075
Commercial risks	2,723	1,964	(1,680)	(41)	155	—	(3)	—	3,118
Other risks	1,340	833	(427)	(161)	21	—	4	47	1,657
Total Provisions	€21,468	€21,432	€(19,962)	€(582)	€615	€(59)	€(28)	€196	€23,080

	At January 1, 2023	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Change in scope	Other	At December 31, 2023
	(€ million)
Product warranty and recall campaigns	€9,265	€5,064	€(5,066)	€(114)	€(210)	€(63)	€—	€108	€8,984
Sales incentives	3,395	10,378	(7,552)	(69)	(103)	—	—	(18)	6,031
Restructuring costs	1,540	1,147	(1,058)	(344)	(4)	—	(1)	20	1,300
Legal proceedings and disputes	1,198	192	(266)	(69)	7	—	(1)	29	1,090
Commercial risks	2,672	912	(731)	(39)	(87)	—	—	(4)	2,723
Other risks	1,701	429	(411)	(316)	(17)	—	(7)	(39)	1,340
Total Provisions	€19,771	€18,122	€(15,084)	€(951)	€(414)	€(63)	€(9)	€96	€21,468
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

The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2028.
Sales incentives
As described within Note 2, Basis of preparation - Critical judgements and use of estimates, the Company recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer.
Legal proceedings and disputes
As described within Note 2, Basis of preparation - Critical judgements and use of estimates, a provision for legal proceedings was recognized when it was deemed probable that the proceedings would result in an outflow of resources and when the amount could be reasonably estimated. As the ultimate outcome of pending litigation was uncertain, the timing of cash outflows for the legal proceedings and disputes provision was also uncertain.
Commercial risks
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for costs related to regulatory emission requirements was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. The cash outflow for the non-current portion of the
Commercial risks provision was primarily expected within a period through 2028.
The increase in commercial risk is primarily due to (i) additional provisions of €636 million in North America related to lifetime service contracts which were identified as being onerous during 2024, as the estimated incremental costs to complete the services were estimated to be in excess of the revenues to be realized, and (ii) an increase in supplier take or pay provisions in North America of €267 million which is partially offset by (iii) settlements of previously accrued provisions, including €433 million from the carryback of excess credits generated from fleet compliance in 2024.
Restructuring costs
During the year ended December 31, 2024, a total provision for €1,617 million was recognized primarily related to workforce reduction mainly in Enlarged Europe and North America (refer to Note 30, Segment reporting for additional information). Restructuring costs for the year ended December 31, 2024 included €21 million curtailment losses.
During the year ended December 31, 2023, a total provision for €1,119 million was recognized primarily related to workforce reductions mainly in Enlarged Europe and North America (refer to Note 30, Segment reporting for additional information). Restructuring costs for the year ended December 31, 2023 included €279 million curtailment losses in North
America recorded within Employee benefits liabilities.
Other risks
Other risks include, among other items: provisions for disputes with suppliers related to supply contracts or other matters that were not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the
Company’s probable environmental obligations, which also included costs related to claims on environmental matters.The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2028.

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

	At December 31,
	2024					2023
	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non- current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non- current)	Total Debt
	(€ million)
Notes	€949	€9,114	€9,054	€18,168	€19,117	€2,277	€7,133	€8,805	€15,938	€18,215
Borrowings from banks	3,119	371	82	453	3,572	1,512	1,297	27	1,324	2,836
Asset-backed financing	5,645	3,681	690	4,371	10,016	3,638	1,014	126	1,140	4,778
Lease liabilities	858	883	815	1,698	2,556	718	728	712	1,440	2,158
Other debt	1,628	291	47	338	1,966	1,317	150	9	159	1,476
Total Debt	€12,199	€14,340	€10,688	€25,028	€37,227	€9,462	€10,322	€9,679	€20,001	€29,463
Debt increased by approximately €7.8 billion primarily due to the increase in financial services funding.
Notes
The following table summarizes the notes outstanding at December 31, 2024 and 2023:

					At December 31,
(€ million)	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2024	2023
Stellantis (Peugeot S.A. issuances):
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	600	2.000	Q1/2024	—	609
STELLANTIS N.V. (Peugeot S.A.) 2017	EUR	100	2.000	Q1/2024	—	102
STELLANTIS N.V. (Peugeot S.A.) 2018	EUR	650	2.000	Q1/2025	660	659
STELLANTIS N.V. (Peugeot S.A.) 2019	EUR	600	1.125	Q3/2029	597	596
STELLANTIS N.V. (Peugeot S.A.) 2020	EUR	1,000	2.750	Q2/2026	1,024	1,014
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	60	1.600	Q2/2026	61	61
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	50	1.810	Q2/2027	50	50
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	204	Euribor 6M + 1.400	Q2/2026	206	207
Medium Term Note Programme(1):
STELLANTIS N.V. (FCA N.V.) 2016	EUR	1,250	3.750	Q1/2024	—	1,296
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.875	Q1/2026	1,347	1,381
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,000	4.500	Q3/2028	1,162	1,200
STELLANTIS N.V. 2021	EUR	1,250	0.625	Q1/2027	1,260	1,256
STELLANTIS N.V. 2021	EUR	1,250	0.750	Q1/2029	1,255	1,254
STELLANTIS N.V. 2021	EUR	1,250	1.250	Q2/2033	1,243	1,241
STELLANTIS N.V. 2022	EUR	1,000	2.750	Q2/2032	1,022	1,016
STELLANTIS N.V. 2023 - green bond	EUR	1,250	4.375	Q1/2030	1,296	1,285
STELLANTIS N.V. 2023	EUR	1,250	4.250	Q2/2031	1,270	1,266
STELLANTIS N.V. 2024	EUR	750	3.500	Q3/2030	753	—
STELLANTIS N.V. 2024 - green bond	EUR	500	3.750	Q1/2036	508	—
STELLANTIS N.V. 2024	EUR	750	3.375	Q4/2028	763	—
STELLANTIS N.V. 2024	EUR	750	4.000	Q1/2034	749	—
Other Notes:
STELLANTIS FINANCE U.S. 2021	U.S $	1,000	1.711	Q1/2027	968	909
STELLANTIS FINANCE U.S. 2021	U.S $	1,000	2.691	Q3/2031	967	909
STELLANTIS FINANCE U.S. 2022	U.S. $	550	5.625	Q1/2028	539	512
STELLANTIS FINANCE U.S. 2022	U.S. $	700	6.375	Q3/2032	682	643
GIE PSA Trésorerie 2003	EUR	600	6.000	Q3/2033	735	749
Total Notes					€19,117	€18,215
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
In April 2019, Peugeot S.A. raised funds using a private investment under German law through a
Schuldscheindarlehen. This transaction was structured in several tranches denominated in Euros, with maturities up to Q2
2027.

Notes Issued Under the Medium Term Note Programme
Certain notes issued by Stellantis were governed by the terms and conditions of the Medium-Term Note (“MTN”)
Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme) formerly available to
FCA N.V., the predecessor of Stellantis N.V. A maximum of €20 billion was allowed under this programme, and notes of
€2.25 billion (principal amounts) were outstanding as at December 31, 2024.
After the merger, Stellantis established a Euro Medium Term Note Programme (“EMTN”) under which it may from time to time issue notes up to an amount of €30 billion.
Under the €30 billion EMTN Programme, the Company issued four notes and repaid one note at maturity during the year ended December 31, 2024:
•In March 2024, a green bond was issued with a principal amount of €500 million and an interest rate of 3.75 percent, maturing in March 2036. Stellantis will aim to allocate an amount equal to the net proceeds of the green bond to investments and expenditures meeting the eligibility criteria, which relate to design, development and manufacturing of zero emissions vehicles (i.e. battery electric vehicles and hydrogen fuel cell vehicles);
•In March 2024, the Company issued notes with a principal amount of €750 million and an interest rate of 3.50 percent, maturing in September 2030;
•In April 2024, the Company repaid, at maturity, a €1,250 million note formerly issued by FCA N.V. in 2016;
and
•In November 2024, the Company issued two notes with principal amounts of: (a) €750 million at an interest rate of 3.375 percent, maturing in November 2028 and (b) €750 million at an interest rate of 4.0 percent, maturing in
November 2034.
As at December 31, 2024, the outstanding principal amount of the notes issued under the successive versions of the programme, after the merger, was €10 billion.
These notes impose covenants on the issuer, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of
Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2024, Stellantis was in compliance with the covenants of the notes under the MTN
Programme.
From time to time, Stellantis may buy back notes in the market. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Other Notes
In March 2024, Stellantis repaid, at maturity, a €600 million note and a €100 million note formerly issued by PSA in
2017.
The Notes issued by Stellantis Finance U.S. Inc impose covenants on Stellantis N.V. including: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by Stellantis’ main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2024, Stellantis was in compliance with the covenants of the Notes.
As at December 31, 2024, all the outstanding notes of Stellantis were rated “Baa1” by Moody’s Investors Service and “BBB+” by S&P Global Ratings.
Borrowings from banks
European Investment Bank Borrowings
Stellantis had financing agreements with the European Investment Bank (“EIB”) for a total of €0.9 billion outstanding at December 31, 2024 (€1.0 billion at December 31, 2023). These were entered into to finance specific projects and investment plans among which include the manufacturing of PHEVs at the Melfi production plant in Italy, the manufacturing of battery electric vehicles at the Mirafiori production plant in Italy, the research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at the Turin laboratories in Italy and the integration and deployment of advanced manufacturing technologies for the production of a new platform of electric vehicles at the Kragujevac plant (Serbia).
Brazil
Stellantis’ Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations including financial services activities. Total debt outstanding under those facilities amounted to a principal amount of €0.5 billion at December 31, 2024 (€0.7 billion at December 31, 2023).
Undrawn committed credit lines
In July 2024, Stellantis N.V. announced it successfully extended the maturity and amended its syndicated revolving credit facility (“RCF”) of €12 billion, originally signed in July 2021. The syndicated credit facility includes a broad-based group of 29 banks from Europe, U.S. and Asia. The RCF is structured in 2 tranches: €6 billion, with a three-year tenor (July
2027), and €6.0 billion, with a five-year tenor (July 2029), each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date.
In March 2024, a new RCF committed credit line of €0.9 billion ($1 billion) was signed by SFS U.S. The line expires in March 2027 and, at December 31, 2024, €0.3 billion ($0.3 billion) was undrawn.
The covenants of the RCF include negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2024, Stellantis was in compliance with the covenants of the RCF.
At December 31, 2024, undrawn committed credit lines of €12.9 billion include the syndicated revolving credit facility of €12.0 billion, signed in 2024.
Asset-backed financing
Asset-backed financings, including warehouse credit facilities, asset-backed term notes and asset-backed securities
(“ABS”) term loans, primarily represented the amount of financing received by SFS U.S. through securitization programs of
€9,866 million as of December 31, 2024 (€4,711 million at December 31, 2023), that will be settled through the collection of a portfolio of receivables which originate from consumers.
The retail consumer contracts, lease and commercial loans to dealers are pledged to special purpose entities as collateral.

The following table summarizes the asset-back financing amounts at December 31, 2024 and 2023:

				At December 31,
(€ million)	Currency	Interest rate %	Maturity(1)	2024	2023
Warehouse Credit Facilities:
SFS Funding I	USD	CP/SOFR+spread	Q2/2026	4,034	3,189
SFS Funding II	USD	CP/SOFR+spread	Q3/2024	—	109
FIARC	USD	SOFR+spread	Q2/2025	60	29
SFMOT Floorplan Facility	USD	CP/SOFR+spread	Q2/2026	565	—
Term Notes:
Term Notes 2017-2020	USD	2.80%-7.07%	Q2/2027	—	36
FIAOT 2021-1	USD	0.89%-5.37%	Q2/2028	27	45
FIAOT 2021-2	USD	0.48%-3.14%	Q4/2028	63	98
FIAOT 2022-1	USD	2.03%-5.41%	Q2/2029	83	125
FIAOT 2022-2	USD	6.26%-9.50%	Q4/2029	95	151
FIAOT 2023-1	USD	6.44%-7.74%	Q1/2031	131	189
SFAST 2023-1	USD	5.47%-5.97%	Q1/2031	522	740
SFAST 2024-1	USD	4.94%-5.59%	Q1/2032	645	—
SFAST 2024-2	USD	5.26%-5.71%	Q1/2032	760	—
SFAST 2024-3	USD	4.55%-4.98%	Q4/2032	829	—
Term Loans:
SFAF LLC	USD	5.45%	Q4/2031	555	—
SFAF 2024-2	USD	5.45%	Q1/2032	590	—
SFALV 2024-1	USD	4.80%	Q1/2030	907	—
Total				€9,866	€4,711
________________________________________________________________________________________________________________________________________________
(1) Final maturity of the commitment for the warehouse credit facilities and the expected date of the last payment for the Term Notes
Warehouse Credit Facilities
There are three revolving warehouse credit facilities used to finance loan originations by SFS U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the
Company is unable to renew its facilities, the receivables pledged of €6.1 billion ($6.3 billion) as of December 31, 2024 would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities where the underlying receivables carry fixed rate of interest and borrowings are based on the floating rate SOFR indices.
ABS Term Notes
ABS Term Notes are issued in various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range in interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes.
ABS Term Loans
ABS Term Loans are provided by various banks which advance term loan proceeds secured by a pool of either retail loan receivables or consumer leases. Two ABS Term Loans outstanding as of December 31, 2024, with an aggregate balance of €1.14 billion ($1.19 billion) are secured by retail loan receivables with an aggregate balance of €1.41 billion
($1.48 billion). The remaining ABS Term Loan facility with a balance of €899 million ($942 million) as of December 31,
2024, is secured by €1.05 billion ($1.1 billion) in consumer lease receivables.

The terms governing the warehouse credit facilities and ABS Term Loans contains numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency and credit loss experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Loan or warehouse credit facilities. The ABS Term
Notes generally do not contain financial covenants or covenants related to delinquency experience or credit losses. The
Company was not in default with respect to any financial and non-financial covenants governing these financing arrangements at December 31, 2024.
Refer to Note 25, Fair value measurement for additional information on fair and carrying values of assigned receivables and related liabilities.
Other
Additionally, there are:
•€101 million of debt relating to asset-backed financing in Brazil, at December 31, 2024 (nil at December 31,
2023); and
• €49 million of debt relating to factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized within assets of the same amount as of December 31, 2024 (€67 million at December 31,
2023) in the Consolidated Statement of Financial Position, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables for additional information.
Other debt
Other debt primarily includes funds raised from financial services companies through money market instruments and deposits from dealers in South America, primarily in Brazil.
Lease liabilities
The following table summarizes the Company's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

	At December 31,
	2024	2023
	(€ million)
Long-term debt (non-current)	€1,698	€1,440
Short-term debt and current portion of long-term debt (current)	€858	€718
Maturity analysis - contractual undiscounted cash flows

At December 31, 2024
(€ million)
Due within one year	€866
Due between one and five years	1,001
Due beyond five years	985
Total undiscounted lease liabilities	€2,852
In addition, the Company entered into commitments relating to leases not yet commenced of €71 million, of which the most significant relating to contracts in the North America. In addition to the above, the Company entered into non-
cancellable short-term leases, which have not been classified as lease liabilities, of €61 million which is expected to be settled within the next 12 months.

Debt secured by assets
At December 31, 2024, debt secured by assets of the Company amounted to €23 million (€79 million at
December 31, 2023), excluding the Lease liabilities and Asset-backed financing as described above, mainly related to subsidized financing in South America.
The total carrying amount of assets acting as security for loans for the Company amounted to €471 million, excluding the Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2024 (€806 million at December 31, 2023).

23.	Trade Payables
The Company has entered into supplier finance arrangements with its third party suppliers and third party banks. As a result of these arrangements, the supplier:
•transfers the credit risk;
•can obtain payment at an earlier date than original terms; and
•may receive more favorable terms based on Stellantis’ credit worthiness than if the supplier had factored the receivables directly with the bank.
Participation in the arrangement is at the suppliers’ own discretion. Terms of the original contracts between
Stellantis and the supplier do not change as a result of these transactions, and there is no agreement with the debtor to extend payment terms.
The following table summarizes the carrying amount of liabilities that are part of supplier finance arrangements at
December 31, 2024 and January 1, 2024:

	At December 31, 2024	At January 1, 2024
	(€ million)
Presented within trade payables	€873	€808
Of which suppliers have received payment	817	708
The following table summarizes the range of payment due dates at December 31, 2024 and January 1, 2024:

	At December 31, 2024	At January 1, 2024
(days)
Liabilities that are part of the arrangement	45-90	45-90
Comparable trade payables that are not part of an arrangement(1)	30-60	30-60
________________________________________________________________________________________________________________________________________________
(1) Except for Enlarged Europe, Middle East and Africa which has 60-90 days payment terms

24.	Other liabilities
Other liabilities consisted of the following:

	At December 31,
	2024			2023
	Current	Non- current	Total	Current	Non- current	Total
	(€ million)
Payables for buy-back agreements	€4,607	€2,780	€7,387	€1,877	€4,645	€6,522
Accrued expenses and deferred income	5,015	882	5,897	4,778	751	5,529
Indirect tax payables	1,416	10	1,426	1,426	15	1,441
Payables to personnel	1,779	—	1,779	2,658	4	2,662
Social security payables	563	6	569	567	15	582
Construction contract liabilities (Note 14)(1)	—	—	—	107	—	107
Service contract liability	713	2,017	2,730	808	2,160	2,968
Derivatives operating liability	600	57	657	746	299	1,045
Other	2,865	228	3,093	2,603	176	2,779
Total Other liabilities	€17,558	€5,980	€23,538	€15,570	€8,065	€23,635
____________________________________________________________________________________________________
(1) Construction contract liabilities related entirely to our automation production systems, Comau which was disposed of as of December 2024. Refer to Note 3, Scope of consolidation for additional information
Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2024					2023
	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non- Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non- Current)	Total
	(€ million)
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	€11,830	€3,038	€43	€3,081	€14,911	€9,984	€5,124	€30	€5,154	€15,138
Payables for buy-back agreements
Payables for buy-back agreements include the price received for the product, recognized as an advance at the date of the sale and, subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Service contract liability
The service contract liability was mainly comprised of maintenance plans and extended warranties. Changes in the
Company's service contract liability for the year ended December 31, 2024, were as follows:

	At January 1, 2024	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/ (Liabilities) held for sale	Other changes	At December 31, 2024
	(€ million)
Service contract liability	€2,968	€1,274	€(1,427)	€—	€(85)	€2,730

Of the total Service contract liability at December 31, 2024, the Company expected to recognize approximately
€979 million in 2025, €706 million in 2026, €539 million in 2027 and €506 million thereafter.

25.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities measured at fair value on a recurring basis:

		At December 31,
		2024				2023
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Financial securities and equity instruments measured at FVOCI	13	€119	€29	€267	€415	€110	€23	€282	€415
Financial securities and equity instruments measured at FVPL	13	1,205	—	655	1,860	1,041	—	883	1,924
Derivative financial assets	17	—	380	—	380	—	40	—	40
Derivative operating assets	17	—	273	—	273	—	208	—	208
Collateral deposits	13	53	—	—	53	108	—	—	108
Receivables from financing activities	16	—	—	—	—	—	—	117	117
Trade receivables	16	—	27	—	27	—	49	—	49
Other receivables	16	—	—	66	66	—	—	76	76
Money market securities	18	19,127	—	—	19,127	17,691	—	—	17,691
Total Assets		€20,504	€709	€988	€22,201	€18,950	€320	€1,358	€20,628
Derivative financial liabilities	17	—	24	—	24	—	39	—	39
Derivative operating liabilities	17	—	656	1	657	—	1,005	40	1,045
Total Liabilities		€—	€680	€1	€681	€—	€1,044	€40	€1,084
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

	Receivables from financing activities	Financial securities	Derivative financial assets/ (liabilities)	Money market securities	Other receivables
	(€ million)
At January 1, 2024	€117	€1,165	€(40)	€—	€76
Change in scope of consolidation	—	(7)	—	—	—
Gains/(Losses) recognized in Consolidated Income Statement	—	(34)	—	—	(10)
Gains/(Losses) recognized in Other comprehensive income	—	(26)	39	—	—
Issues/Settlements	(117)	—	—	—	—
Purchases/Sales	—	(176)	—	—	—
At December 31, 2024	€—	€922	€(1)	€—	€66

	Receivables from financing activities	Financial securities	Derivative financial assets/ (liabilities)	Money market securities	Other receivables
	(€ million)
At January 1, 2023	€259	€254	€(48)	€1	€89
Change in scope of consolidation	—	(28)	—	—	—
Gains/(Losses) recognized in Consolidated Income Statement	—	1	—	—	(13)
Gains/(Losses) recognized in Other comprehensive income	—	(151)	8	—	—
Issues/Settlements	(142)	—	—	—	—
Purchases/Sales	—	1,089	—	—	—
Transfers from Level 3	—	—	—	(1)	—
At December 31, 2023	€117	€1,165	€(40)	€—	€76
The gains/(losses) included in the Consolidated Income Statements were recognized within Net financial expenses/
(income). Of the total gains/(losses) recognized in Other comprehensive income, €39 million were recognized within Cash flow reserves (€8 million at December 31, 2023), €(11) million were recognized within Currency translation differences
(€230 million at December 31, 2023) and €(15) million were recognized within Gains and losses from remeasurement of financial assets (€79 million at December 31, 2023).
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

		At December 31,
		2024		2023
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,330	€2,329	€2,188	€2,184
Retail financing		8,494	7,855	5,505	5,364
Finance lease		299	325	133	133
Other receivables from financing activities		1,408	1,499	1,051	1,063
Total Receivables from financing activities(1)	16	€12,531	€12,008	€8,877	€8,744

Asset-backed financing		€10,016	€10,037	€4,778	€4,772
Notes		19,117	18,302	18,215	17,391
Borrowings from banks & Other debt		5,538	5,539	4,312	4,274
Total Debt, excluding Lease liabilities	22	€34,671	€33,878	€27,305	€26,437
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
The carrying value of financial receivables at amortized cost was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount. Refer to Note 13, Financial assets for additional information.
Notes that were traded in active markets for which close or last trade pricing was available are classified within
Level 1 of the fair value hierarchy. Notes for which such prices were not available were valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2024, €17,985 million and €317 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2023, €17,073 million of notes were classified within Level 1 and €318 million of notes were classified within Level 2.
The fair value of Borrowings from banks and Other debt included in Level 2 of the fair value hierarchy was estimated using discounted cash flow models. The main inputs used were year-end market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of Borrowings from banks and Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2024, €5,209 million and
€330 million of Borrowings from banks and Other Debt was classified within Level 2 and Level 3, respectively. At
December 31, 2023, €4,041 million and €233 million of Borrowings from banks and Other Debt were classified within
Level 2 and Level 3, respectively.

26.	Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which include Ferrari
N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco").
Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the sale of LCV and spare parts to Iveco's owned dealer network;
•the sale of iron and aluminum engine components, plastic components and industrial equipment to Iveco;
•the sale of propulsion system and other components to the companies of CNHI;
•the provision of service (accounting, payroll, tax administration, information technology and security) to the companies of CNHI and Iveco, with the majority of these services terminated in June 2023;
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.which terminated in
December 2023 with a limited extension to March 2024;
•the sale of vehicles for rental activities to Leasys (refer to Note 3, Scope of consolidation for additional information);
•the sale of vehicles for resale and leasing activities to the joint ventures with Santander and BNP Paribas;
•the sale of pre-assembled parts and components for the assembly of commercial vehicles to the associate company Nordex;
•the sale of vehicles and spare parts to the associate company Stafim for distribution in Tunisia;
•the purchase of used vehicles from Leasys and the joint ventures with Santander and BNP Paribas under repurchase agreements from leasing and rentals activities;
•the purchase of light commercial vehicles and passenger cars from and the sale of goods to the joint venture
Tofas;
•the provision of services and the sale of goods to Dongfeng Peugeot Citroën Automobiles until late 2023;
•the provision of services and the sale of goods to the GAC-Stellantis JV until January 2022;
•the purchase of vehicles from, and the provision of services and the sale of goods to the joint operation FIAPL;
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor) which terminated in June 2024;
•the manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-
off and landing aircraft with Archer;
•the extension of subordinated loans to our Financial Services JVs with SCF and BNPP - Personal Finance; and
•the extension of loans to the joint ventures NextStar, StarPlus, Symbio and ACC.

The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2024				2023				2022
	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/ (income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses/ (income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
	(€ million)
Tofas	€1,155	€461	€37	€—	€1,339	€779	€27	€—	€1,129	€1,699	€24	€—
FCA Bank	—	—	—	—	—	—	—	—	2,007	33	30	21
Leasys	813	20	(7)	1	960	12	6	—	—	—	—	—
Finance companies in partnership with SCF and BNPP PF(1)	7,248	738	(19)	35	8,973	471	(7)	14	7,773	623	1	(2)
Other	32	26	—	(27)	76	178	(1)	(5)	167	604	12	(13)
Total joint arrangements	9,248	1,245	11	9	11,348	1,440	25	9	11,076	2,959	67	6
Other	204	12	(3)	(1)	23	196	2	(1)	65	183	16	—
Total associates	204	12	(3)	(1)	23	196	2	(1)	65	183	16	—
CNHI	10	—	—	—	28	—	(3)	—	50	—	—	—
Iveco	102	14	—	—	218	19	(5)	—	233	26	(1)	—
Ferrari N.V.	3	6	(1)	—	16	51	(1)	—	22	83	—	—
Directors and Key Management	—	—	50	—	—	—	87	—	—	—	75	—
Other	—	—	32	—	1	—	43	—	1	1	48	—
Total CNHI, Ferrari, Directors and other	115	20	81	—	263	70	121	—	306	110	122	—
Total unconsolidated subsidiaries	19	34	13	—	95	24	—	—	17	50	5	(1)
Total transactions with related parties	€9,586	€1,311	€102	€8	€11,729	€1,730	€148	€8	€11,464	€3,302	€210	€5

Total for the Company	€156,878	€136,360	€9,299	€(345)	€189,544	€151,400	€9,541	€(42)	€179,592	€144,327	€8,981	€768
_______________________________________________________________________________________________________________________________________________
(1) As a result of the reorganization of the financing activities within Europe in 2023, the transactions of the financing companies in partnership with SCF and BNPP have a similar nature. As such, the transactions have been aggregated and 2022 have been represented for comparability

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2024				2023
	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt (1)
	(€ million)
Tofas	€57	€147	€—	€—	€164	€180	€—	€—
Leasys	97	143	—	79	147	104	—	38
Finance companies in partnership with SCF and BNPP PF	1,082	648	31	41	943	400	38	22
Other	804	43	—	74	205	69	—	—
Total joint arrangements	2,040	981	31	194	1,459	753	38	60
Other	142	20	—	—	237	34	—	—
Total associates	142	20	—	—	237	34	—	—
CNHI	8	1	—	—	11	1	—	—
Iveco	25	8	—	—	42	40	—	—
Ferrari N.V.	5	2	—	—	8	19	—	—
Other	6	78	—	(1)	1	25	—	—
Total CNHI, Ferrari N.V. and other	44	89	—	(1)	62	85	—	—
Total unconsolidated subsidiaries	51	35	—	2	188	26	—	7
Total originating from related parties	€2,277	€1,125	€31	€195	€1,946	€898	€38	€67

Total for the Company	€24,547	€53,222	€10,016	€27,211	€21,359	€56,643	€4,778	€24,685
______________________________________________________________________________________________________________________________
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 22 Debt for additional information
For guarantees and commitments details, refer to Note 27, Guarantees granted, commitments and contingent liabilities for additional information.
Compensation to Directors and Key Management
The fees of the Directors of the Company for carrying out their respective functions were €27 million and
€43 million for the year ended December 31, 2024 and 2023, respectively. In addition the following were paid:
•€22 million in 2024 (€29 million in 2023) for share-based compensation expense;
•€0 million in 2024 (€6 million in 2023) for short-term employee benefits; and
•€1 million in 2024 (€2 million in 2023) for pension and similar benefits.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €23 million for 2024 (€44 million for 2023), which in addition to base compensation, included:
•€7 million in 2024 (€16 million in 2023) for share-based compensation expense;
•€0 million in 2024 (€9 million in 2023) for short-term employee benefits; and
•€2 million in 2024 (€3 million in 2023) for pension and similar benefits.
The key management expenses reported above reflect the cost the of management structure during the year and as updated for the changes announced on December 2, 2024.
Refer to Note 19, Share-based compensation, for additional information related to the PSU and RSU awards granted to certain key employees.

27.	Guarantees granted, commitments and contingent liabilities
Guarantees granted and commitments
At December 31, 2024, the Company had guarantees on related party debt, commitments and activities, which is mainly comprised of:
(i) two guarantees granted to our joint venture with SCF and one to our joint venture partner with BNPP PF on the debt of some of our dealers in Europe, for €500 million, which will expire in July 2025 and January 2026, and €150 million respectively;
(ii) a guarantee granted to third parties on the outstanding debt of ACC for €423 million;
(iii) a guarantee granted to third parties on commitments of ACC for €270 million;
(iv) a guarantee granted to third parties on the outstanding debt of StarPlus for €888 million drawn from a
€7,218 million ($7,500 million) loan facility which is 49 percent guaranteed by Stellantis N.V.;
(v) a guarantee granted to third parties on the outstanding debt of Nidec Emotors for €115 million; and
(vi) a guarantee granted to third parties on commitments of Symbio for €59 million.
In 2024, NextStar entered into a loan facility with third-party financial institutions for a notional €1,294 million
($1,344 million) which is 49 percent guaranteed by Stellantis N.V. The facility was undrawn at December 31, 2024.
At December 31, 2023, the Company had guarantees on related party debt and commitments of €372 million which mainly comprised of (i) a guarantee in the interest of our joint venture ACC for €270 million and (ii) a guarantee granted to third parties on the outstanding debt of Nidec Emotors for €82 million.
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
At December 31, 2024, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €385 million ($400 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at December 31, 2024.

Arrangements with key suppliers
From time to time and in the ordinary course of business, the Company entered into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contained unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2024 were as follows:

(€ million)
2025	€1,575
2026	€3,169
2027	€3,849
2028	€4,274
2029	€4,398
2030 and thereafter	€2,606
At December 31, 2024, there were related party commitments relating to the purchase of batteries:
(i) StarPlus: commitment over a 9 year period starting from 2025. The commitment amounted to €3,664 million;
(ii) NextStar: commitment over a 2 year period starting from 2024. The residual commitment amounted to
€53 million; and
(iii) ACC: commitment over a 5 year period starting from 2024. The residual commitment amounted to
€7,581 million.
These amounts are included in the table above.
Other commitments, arrangements and contractual rights
At December 31, 2024, total joint venture and associate capital commitments were €2.0 billion for the period 2025 through to 2029.
For contractual commitments relating to purchase of intangible assets, refer to Note 10, Other intangible assets for additional information. For contractual commitments relating to purchase of tangible assets, refer to Note 11, Property, plant and equipment for additional information.
UAW Collective Bargaining Agreement
In November 2023, the UAW-represented workforce ratified a new collective bargaining agreement that expires in
April 2028. The provisions of the agreement contain opportunities for incremental compensation upon meeting agreed metrics related to absenteeism and attendance. The agreement includes wage increases, the reinstatement of the Cost of
Living Allowance (“COLA”), a reduction in the time of progression to the top wage tier from eight years to three years, supplemental unemployment benefits eligibility after 90 days of continuous service, annual lump sum payments to retirees and surviving spouses, and retirement packages in 2024 and 2026. In addition, the agreement includes an increase in the defined benefit and defined contribution pension plan rates; along with a commitment to provide €925 million
($1,000 million) in funding to the defined pension plan, which was made in 2023. The agreement, which covers approximately 43 thousand employees, includes a ratification bonus for all employees totaling approximately €201 million
($219 million), which was paid in December 2023.
Unifor Collective Bargaining Agreement
Stellantis entered into a three-year labor agreement with Unifor in Canada that was ratified in November 2023, covering approximately 7,500 employees. The terms of this agreement provide employee wage and benefit increases, including improvements to base wage rates, reduced time for employees to progress to top wage, COLA protection and retirement incentive opportunities for long-service employees choosing to retire. Also included are increases to the defined benefit pension plan benefit for active employees and quarterly lump sum payments to retired employees. In addition, Unifor members hired on or after September 19, 2016 that were participating in the defined contribution plan have been enrolled in a
College of Applied Arts and Technology pension plan effective January 2025. The agreement also includes, lump sum payments to both full and part-time employees, totaling approximately €49 million (CAD$72 million), which were paid in
December 2023. The agreement expires in September 2026.
Under the UAW and Unifor agreements, the lump sum payments to retirees and ratification bonuses, which are not dependent upon future services, were primarily recognized in Cost of revenues upon ratification of the contracts. Retirement packages were recognized in Restructuring costs in December 2023 as the offers have been communicated and approved by management. Wage increases, COLA, increases to defined contribution pension rates, and other benefit costs are recognized as incurred. During the year ended December 31, 2023, there were €671 million of costs related to the North America collective bargaining agreements, including restructuring costs and employee benefits past service cost which were excluded from Adjusted operating income. Refer to Note 30, Segment reporting for additional information.
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
In November 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in
Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. Plaintiffs’ appeal of the grant of summary judgement was dismissed by the Court for lack of jurisdiction. In
May 2024, the Court entered an order to allow FCA US’s renewed motions for summary judgment to address the remaining amended claims.
In June 2023, the Court entered an order preliminarily granting class certification for the amended complaint. In July
2023, the Court revisited its class certification order and further narrowed the classes based on a recent Court of Appeals decision. FCA US’ appeal of the Court’s preliminary order was denied.
At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions
We face class actions and individual claims alleging emissions non-compliance in several countries. Several former
FCA and PSA companies and Dutch dealers have been served with class actions in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain vehicles equipped with diesel engines. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, and are subject to a securities class action in the Netherlands, alleging misrepresentations by FCA. Class actions alleging emissions non-compliance has also been filed and are on-going in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 4,000 pending individual consumer claims alleging emissions non-compliance in Germany and approximately 60 individual consumer cases in Austria relating to former
FCA vehicles.
The results of the private litigation matters described above cannot be predicted at this time and may lead to damage awards which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these private litigations or estimate a range of possible loss.
General Motors
In November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the
U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to The International Union, United Automobile,
Aerospace and Agricultural Implement Workers of America (“UAW”) officials that corrupted the bargaining process with the
UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from
GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. The court dismissed GM’s lawsuit with prejudice and the U.S. Court of Appeals for the Sixth
Circuit subsequently affirmed the dismissal of GM’s complaint. In April 2023, the U.S. Supreme Court declined to grant review of the Sixth Circuit’s decision, which finally resolved the federal court case.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis
N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. In October 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and in
December 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint in December 2021. In May 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. In July 2022, the court granted Stellantis N.V.’s motion for summary disposition, but in November 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. The case is currently stayed while the Michigan Court of Appeals considers certain trial court rulings regarding privilege. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
2024 Financial Guidance
In August 2024, a putative securities class action complaint was filed in the U.S. District Court of the Southern
District of New York against Stellantis N.V. and certain of its former officers, alleging that the defendants made material misstatements relating to the Company’s 2024 financial guidance. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Government Inquiries
Emissions
We are subject to criminal and civil governmental investigations alleging emissions non-compliance in certain
European jurisdictions and we continue to cooperate with these investigations.
As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles
Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA
Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were,

individually or in aggregate, material to the Company. Civil parties have joined the prosecutor’s case and may seek further compensation.
In May 2023, the German authority, Kraftfahrt-Bundesamt (“KBA”) notified Stellantis of its investigation of certain
Opel Euro 5, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, Fiat and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. In January 2024, the KBA advised that the Opel vehicles, equipped with Euro 5 engines, are non-compliant. At the KBA’s request, during the first half of 2024, Opel submitted a plan to bring the vehicles into compliance. In July 2024, Opel received a formal decision of non-compliance from the KBA regarding its vehicles equipped with Euro 5 diesel engines. Although we objected to this formal decision, we continue to cooperate with the KBA inquiries and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
In December 2019, the Italian Ministry of Transport (“MIT”) notified FCA Italy of communications with the Dutch
Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA Italy. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the European Commission (“EC”) and other member states. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA Italy proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented without further concerns being raised by RDW.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and
Maserati and at the German office of Maserati Deutschland. At the Public Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. We continue to participate in discussions with the Public
Prosecutor of Frankfurt to resolve this matter regarding former FCA vehicles and, based on the status of those discussions, we have recognized a provision in an amount that is not material to the Company.
In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat Ducato Euro 5 and Euro 6 vehicles based on tests performed at the EC’s request. We are cooperating with the MIT in its substantive responses to EC.
The results of the unresolved governmental investigations described above cannot be predicted at this time and may lead to further enforcement actions or penalties, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these unresolved inquiries or estimate a range of possible loss.
End of Life Vehicles
In March 2022, the EC and the UK Competition and Markets Authority (the “CMA”) conducted unannounced inspections at the premises of Opel and several other companies and associations active in the European automotive sector.
These inspections, as well as contemporaneous and subsequent information requests received from the EC and CMA, relate to potential collusion in the collection, treatment, and recovery of end-of-life vehicles and whether such activity may have violated relevant competition laws. We continue to cooperate with these investigations and have recognized a provision in an amount that is not material to the Company.

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
In April 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019 Model
Year. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021
Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. An additional accrual of
€655 million was recognized resulting from an increase in the provision related to the Model Year 2019-2021 penalty rate adjustment during the year ended December 31, 2022. NHTSA has subsequently made, and is expected to continue to make, mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties.
Greenhouse Gas Standards
In March 2022, the U.S. Environmental Protection Agency (“EPA”) reinstated California’s authority under the Clean
Air Act to enforce its own, more stringent, greenhouse gas (“GHG”) emission standards for passenger vehicles and light-duty trucks (the “California Waiver”). California emission standards covered by the California Waiver may be adopted by other states and to date 17 other states (the “California Waiver States”) have adopted California’s GHG emissions standards under the California Waiver.
Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with
California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply”
mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by the California Air Resources Board (“CARB”), the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.
 We did not meet the California GHG targets for model years 2021, 2022 and 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We previously intended to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period. However, in March 2024, we entered into an agreement with CARB to settle and resolve claims and disputes regarding CARB’s regulation of automotive GHG emissions. The agreement imposes alternative GHG emissions requirements for model year 2021 through 2026 passenger cars and light-duty trucks, commitments related to zero-emission technology, and a zero emission vehicle commitment if CARB cannot implement or enforce its ACC II ZEV program due to a judicial or federal action. In exchange, CARB agreed not to enforce the GHG emission standards in its regulations that would otherwise be applicable to model year 2021 through 2026.

28.	Equity
Share capital
At December 31, 2024, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into
4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion
(4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one Euro cent (€0.01) each.
At December 31, 2024, the fully paid-up share capital of Stellantis amounted to €37 million (€31 million at
December 31, 2023) and consisted of 2,896,073,567 common shares (3,165,189,336 at December 31, 2023), of which
15,581,288 held in treasury (142,090,297 at December 31, 2023), 866,522,224 issued special voting shares A (refer to
Corporate Governance - Articles of Association and Information on Stellantis Shares included elsewhere in this report for additional information), of which 111,508 held in treasury (110,508 at December 31, 2023) and nil issued special voting shares B, held in treasury (208,622 at December 31, 2023). During the year ended December 31, 2024, 278,891,748 common shares and 208,622 Class B special voting shares held in treasury were cancelled following April 16, 2024 AGM resolution.
All shares have a nominal value of €0.01 each.
At December 31, 2024, there were 2,880,492,279 outstanding common shares (3,023,099,039 December 31, 2023).
During the year ended December 31, 2024, 164,161,741 common shares were purchased under the Share buyback program and 11,779,002 were delivered in execution of the Share base compensation plans.
The following table summarizes the changes in the number of outstanding common shares and special voting shares of Stellantis during the year ended December 31, 2024:

	Common Shares	Special Voting Shares A	Total
Balance at January 1, 2024	3,023,099,039	69,282	3,023,168,321
Issuance of special voting shares	—	866,342,434	866,342,434
Purchase of treasury shares	(164,161,741)	(1,000)	(164,162,741)
Treasury shares assigned to long-term incentive plans participants	11,779,002	—	11,779,002
Shares issued for long-term incentive plans and employee-share purchase plan	9,775,979	—	9,775,979
Balance at December 31, 2024	2,880,492,279	866,410,716	3,746,902,995
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
Share buyback program
At the AGM on April 13, 2023, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2023 AGM. The authorization was renewed in the same terms at the AGM on April
16, 2024 for a period of 18 months from the date of the 2024 AGM and therefore up to and including October 15, 2025.
In February 2024, the Company announced a Share Buyback Program (the “Program”), covering up to €3.0 billion
(total purchase price excluding ancillary costs) to be executed in the open market with the intent to cancel the common shares acquired through the Program apart from a portion of up to €0.5 billion, which may be used to service share-based compensation and employee stock purchase plans. The purchase price per common share will be no higher than an amount equal to 110 percent of the market price of the shares on the NYSE, Euronext Milan or Euronext Paris. The market price is calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the official price list of the NYSE, Euronext Milan or Euronext Paris. The share buybacks are subject to market conditions and in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.
In February 2024, the Company entered into an agreement with an independent investment firm that makes its trading decisions concerning the timing of purchases independently of the Company. This agreement related to the first tranche of the Program for a maximum amount of up to €1.0 billion which started in February 2024 and completed in April
2024. Total common shares purchased under this tranche were 41,094,781 at an average price of €24.33 per share for total cash paid of €1.0 billion.
In May 2024, the Company entered into the second tranche of €1.0 billion purchases and completed in June 2024.
Total common shares purchased under this tranche were 51,025,628 at an average price of €19.60 per share for total cash paid of €1.0 billion.
In August 2024, the Company entered into the third tranche of €1.0 billion purchases and completed in October
2024. Total common shares purchased under this tranche were 72,041,332 at an average price of €13.88 per share for total cash paid of €1.0 billion.
For the year ended December 31, 2024, the Company purchased a total of 164,161,741 at an average price of €18.27 per share for total cash paid of €3.0 billion.
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
Employee-share purchase plan
During November 2024 and November 2023, the Company offered eligible employees the opportunity to become shareholders through a specific employee-share purchase plan. Under the plan eligible employees could subscribe to
Stellantis shares, at a subscription price of corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. Additionally, the

Company provided a matching contribution of 100 percent of the personal amount invested, up to €1,000. The shares are locked up for a specified period. Employees bear the risk of fluctuations in the share price relative to the subscription price.
In the November 2024 plan, a total of 9.7 million shares were subscribed. There was an increase in equity of
€123 million and the total cost of the plan was €58 million.
In the November 2023 plan, a total of 4.4 million shares were subscribed. There was an increase in equity of
€82 million and the total cost of the plan was €36 million.
The details for each plan were as follows:

Dates right subscribed	From November 5 to November 18, 2024	From November 13 to November 30, 2023
Employee subscription price	€9.74	€14.52
Lock-up period	3 to 5 years	3 to 5 years
Equity Incentive Plans
On April 15, 2021, the AGM resolved to authorize, under certain conditions, the Board of Directors to issue common shares, to grant rights to subscribe for shares under the LTIP and its sub-plans, up to maximum of 100 million common shares, and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years.
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
Other reserves:
Other reserves comprised the following:
•legal reserves of €24,051 million at December 31, 2024 (€18,639 million at December 31, 2023) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to Stellantis shareholders;
•capital reserves of €15,133 million at December 31, 2024 (€17,980 million at December 31, 2023);
•retained earnings, after the separation of the legal reserve, of positive €34,424 million (positive €24,322 million at December 31, 2023); and
•profit attributable to owners of the parent of €5,473 million for the year ended December 31, 2024 (€18,596 million for the year ended December 31, 2023).

Other comprehensive income
The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2024			2023			2022
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Fair value remeasurement of cash flow hedges	678	(156)	522	(910)	245	(665)	(482)	89	(393)
Gains and losses from remeasurement of financial assets	€8	€—	€8	€57	€—	€57	€3	€—	€3
Actuarial gains and losses on defined benefit pension obligations	€(144)	€55	€(89)	€(228)	€41	€(187)	€1,753	€(379)	€1,374
Exchange differences on translating foreign operations	1,008	—	1,008	(1,927)	—	(1,927)	2,013	—	2,013
Share of Other comprehensive income/(loss) for equity method investees	54	—	54	(219)	—	(219)	(12)	—	(12)
Total Other comprehensive income/(loss)	€1,604	€(101)	€1,503	€(3,227)	€286	€(2,941)	€3,275	€(290)	€2,985
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
Dividends proposed, declared and paid
On April 16, 2024, the AGM approved an ordinary dividend distribution of €1.55 per common share corresponding to a total distribution of €4.7 billion, that was paid on May 3, 2024.
On February 26, 2025, the Company announced an ordinary dividend of €2.0 billion corresponding to €0.68 per share to be paid, subject to shareholder approval. The dividend represents a payout ratio of approximately 30 percent of the
2024 Net profit as adjusted primarily for the base purchase price related to the Comau disposal (refer to Note 3, Scope of consolidation for additional information). The expected dates are as follows: (i) ex-date April 22, 2025 for Euronext Milan and Euronext Paris and April 23, 2025 for NYSE; (ii) record date: April 23, 2025 for NYSE, Euronext Milan and Euronext
Paris; (iii) payment date: May 5, 2025 for NYSE, Euronext Milan and Euronext Paris.

Dividend policy
Common shares
The Company’s dividend policy contemplates an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25 percent to 30 percent of the Company’s Net profit for the relevant prior financial year.
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
Special voting shares
Stellantis adopted a loyalty voting structure on January 17, 2021 whereby certain registered shares that were held for an uninterrupted period of three years in the name of the same shareholder qualify to receive one class A special voting for each common shares registered. During the year ended December 31, 2024, issuance of these special voting shares has taken place. Refer to "Corporate Governance - Loyalty Voting Structure" included elsewhere in this report for additional information.
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

29.	Earnings per share
Basic earnings per share
Basic earnings per share for the years ended December 31, 2024, 2023 and 2022 was determined by dividing the
Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings per share:

		Years ended December 31,
		2024	2023	2022
Net profit attributable to owners of the parent	million	€5,473	€18,596	€16,799
Weighted average number of shares outstanding	thousand	2,949,652	3,107,725	3,140,089
Basic earnings per share		€€1.86	€5.98	€5.35
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2024, 2023 and 2022 (Note 19, Share-based compensation), as determined using the treasury stock method.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive impact for the years ended December 31, 2024, 2023 and 2022.

The following tables provide the amounts used in the calculation of diluted earnings per share:

		Years ended December 31,
		2024	2023	2022
Net profit attributable to owners of the parent	million	€5,473	€18,596	€16,799
Weighted average number of shares outstanding	thousand	2,949,652	3,107,725	3,140,089
Number of shares deployable for share-based compensation	thousand	26,168	24,733	23,870
Weighted average number of shares outstanding for diluted earnings per share	thousand	2,975,820	3,132,458	3,163,959
Diluted earnings per share		€€1.84	€5.94	€5.31

30.	Segment reporting
The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North
America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific) and Maserati, our
global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chairman, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
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
Other activities includes the results of our industrial automation systems design and production business (up until disposal in December, 2024). Refer to Note 3, Scope of consolidation for additional information, our pre-owned car business, our mobility businesses, our software and data businesses, and other investments, including Archer, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expense and income taxes and are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income/(loss) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
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
The following tables summarize selected financial information by segment for the years ended December 31, 2024,
2023 and 2022:

2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€63,449	€58,844	€10,109	€15,883	€1,991	€1,038	€5,324	€240	€156,878
Net revenues from transactions with other segments	1	166	(12)	(20)	2	2	827	(966)	—
Net revenues	63,450	59,010	10,097	15,863	1,993	1,040	6,151	(726)	156,878

Net profit/(loss)									€5,520
Tax expense/(benefit)									€(1,488)
Net financial expenses/ (income)									€(345)
Operating income/(loss)									€3,687
Adjustments:
Restructuring and other costs, net of reversals(1)	€510	€1,027	€1	€20	€6	€22	€31	€—	€1,617
Impairment expense and supplier obligations(2)	€31	€207	€2	€—	€16	€1,526	€25	€—	€1,807
Takata recall campaign(3)	€—	€711	€21	€36	€—	€—	€—	€—	€768
Lifetime onerous contracts(4)	€636	€—	€—	€—	€1	€—	€—	€—	€637
Other(5)	€62	€(6)	€—	€32	€(5)	€—	€7	€42	€132
Total adjustments	€1,239	€1,939	€24	€88	€18	€1,548	€63	€42	€4,961
Adjusted operating income	€2,660	€2,419	€1,901	€2,272	€(58)	€(260)	€144	€(430)	€8,648

Share of profit/(loss) of equity method investees	€(8)	€(310)	€51	€1	€(72)	€—	€305	€—	€(33)
______________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions, mainly in Enlarged Europe and North America
(2) Primarily related to (i) €1,063 million of impairments of certain platform assets in Maserati and Enlarged Europe, net of reversal, driven by projected decreases in margins for certain models and the cancellation of certain projects prior to launch, (ii) €230 million of provisions accrued for supplier obligations, relating to projects in development which were cancelled prior to launch (and for which the related capitalized R&D was impaired under (i) above), and (iii) €514 million of goodwill impairments related to the Maserati segment
(3) Extension of Takata airbags recall campaign
(4) Provision primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024
(5) Consisting of other adjustments which are individually non significant

2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€86,498	€66,444	€10,560	€16,148	€3,526	€2,335	€4,207	€(174)	€189,544
Net revenues from transactions with other segments	2	154	—	(90)	2	—	1,004	(1,072)	—
Net revenues	86,500	66,598	10,560	16,058	3,528	2,335	5,211	(1,246)	189,544

Net profit/(loss)									€18,625
Tax expense/(benefit)									€3,793
Net financial expenses/ (income)									€(42)
Operating income/(loss)									€22,376
Adjustments:
Restructuring and other costs, net of reversals(1)	€650	€475	€—	€14	€1	€1	€20	€—	€1,161
Collective agreements related costs(2)	€428	€—	€—	€—	€—	€—	€—	€—	€428
Argentina currency devaluation(3)	€—	€—	€—	€302	€—	€—	€—	€—	€302
Impairment expense and supplier obligations(4)	€—	€47	€—	€—	€154	€—	€—	€—	€201
Reorganization of financial services(5)	€—	€—	€—	€—	€—	€—	€76	€—	€76
Takata recall campaign	€—	€(44)	€30	€—	€4	€—	€—	€—	€(10)
Patents litigation(6)	€(20)	€(40)	€—	€(1)	€—	€—	€—	€—	€(61)
Gains on disposal of equity investments and other assets(7)	€(65)	€(40)	€—	€—	€(57)	€—	€(39)	€—	€(201)
Other(8)	€40	€99	€1	€(43)	€(18)	€—	€(15)	€7	€71
Total adjustments	€1,033	€497	€31	€272	€84	€1	€42	€7	€1,967
Adjusted operating income	€13,298	€6,519	€2,503	€2,369	€502	€141	€(322)	€(667)	€24,343

Share of profit/(loss) of equity method investees	€(6)	€(139)	€192	€16	€18	€—	€410	€—	€491
______________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions and includes €243 million relating to the new collective bargaining agreements in North America
(2) Primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America.Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs. Refer to Note 27, Guarantees granted, commitments and contingent liabilities for additional information
(3) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(4) Related to impairments,mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(5) Net costs associated with the reorganization of our financial services activities in Europe
(6) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(7) Mainly related to gains on disposals of investments and of fixed assets
(8) Consisting of other adjustments which are individually non significant

2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€85,474	€63,226	€6,453	€15,640	€4,500	€2,322	€1,953	€24	€179,592
Net revenues from transactions with other segments	1	85	—	(20)	5	(2)	1,216	(1,285)	—
Net revenues	85,475	63,311	6,453	15,620	4,505	2,320	3,169	(1,261)	179,592

Net profit/(loss)									€16,779
Tax expense/(benefit)									€2,729
Net financial expenses/ (income)									€768
Operating income/(loss)									€20,276
Adjustments:
Restructuring costs and other costs, net of reversals(1)	€56	€1,020	€—	€36	€—	€2	€30	€—	€1,144
Takata recall campaign(2)	€382	€545	€22	€2	€—	€—	€—	€—	€951
CAFE penalty rate(3)	€660	€—	€—	€—	€—	€—	€—	€—	€660
Change in estimate of non- contractual warranties(4)	€—	€294	€14	€3	€3	€—	€—	€—	€314
Impairment of GAC- Stellantis JV(5)	€—	€—	€—	€—	€297	€—	€—	€—	€297
Impairment expense and supplier obligations(6)	€99	€92	€—	€45	€—	€—	€—	€1	€237
Patents litigation(7)	€93	€40	€—	€1	€—	€—	€—	€—	€134
Write down of FCA Bank investment(8)	€—	€—	€—	€—	€—	€—	€133	€—	€133
Other(9)	€(24)	€(232)	€(1)	€62	€36	€—	€27	€3	€(129)
Total adjustments	€1,266	€1,759	€35	€149	€336	€2	€190	€4	€3,741
Adjusted operating income	€13,987	€6,218	€1,188	€2,048	€641	€201	€179	€(445)	€24,017

Share of profit/(loss) of equity method investees	€(2)	€(75)	€110	€—	€(310)	€—	€541	€—	€264
_______________________________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(2) Extension of Takata airbags recall campaign
(3) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment. Refer to Note 21, Provisions for additional information
(4) Further refinements in estimate for warranty costs incurred after the contractual warranty period
(5) Relates to the full impairment of our equity method investment and includes write off of balances relating to loan receivables, trade receivables and capitalized development expenditures
(6) Primarily impairment expense in Enlarged Europe, mainly related to Russia, as well as North America and South America
(7) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(8) Write down of FCA Bank investment associated with the reorganization of our financial services activities in Europe
(9) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals

Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31,
	2024	2023
	(€ million)
North America(1)	€62,276	€52,029
France	19,020	17,893
Italy	7,696	8,810
Germany	5,079	4,884
Brazil	3,414	3,811
Spain	1,709	1,876
United Kingdom	1,476	1,194
Poland	1,116	1,038
Slovakia	615	460
Serbia	257	161
Other countries(2)	6,505	5,817
Total Non-current assets (other than financial instruments, deferred tax assets and post- employment benefits assets)	109,163	97,973
______________________________________________________________________________________________________________________________
(1) Refers to the geographical area and not our North America reporting segment
(2) Includes the Netherlands, amounts here are individually immaterial

31.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2024, non-cash items of €6,200 million primarily included: (i) €7,226 million for depreciation and amortization expense, (ii) €1,927 million in other non-cash items mainly referred to impairments, partially offset by (iii) €2,921 million change in deferred taxes resulting primarily from an increase in deferred tax assets (Refer to
Note 7, Tax expense/(benefit) for additional information) and (iv) €32 million gains on disposal of equity investments and other assets.
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
Operating activities
For the year ended December 31, 2024, net cash from operating activities of €4,008 million was primarily the result of: (i) net profit from continuing operations of €5,520 million adjusted by: (1) non-cash items of €6,200 million, (2) net increase in provisions of €1,779 million, mainly attributable to commercial risks in North America, restructuring and other risks, (3) the negative effect of the change in working capital of €5,987 million, which was mainly due to (i) a decrease of
€4,007 million in trade payables, primarily reflecting lower production volumes in Enlarged Europe and North America, (ii) a decrease of €3,398 million in other payables net of other receivables primarily related to a decrease in tax payables net of tax receivables and to a decrease in payables to personnel, partially offset by (iii) a decrease of €786 million in trade receivables primarily due to lower volumes, and (iv) a decrease of €632 million in inventories mostly driven by reduction in new vehicles stock in Enlarged Europe due to lower production which is partially offset by an increase in used cars and manufacturing supplies and (4) the negative effect of the change in carrying amount of leased vehicles of €3,885 million related to the financial services activity in North America.
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
Investing activities
For the year ended December 31, 2024, net cash used in investing activities of €15,982 million was primarily the result of (1) €11,060 million of investment in property, plant and equipment and intangible assets, including €3,922 million of capitalized development expenditures, partially offset by €223 million increase in payables related to the investments in properties, plant and equipment and intangible assets, (2) an increase in receivables from financing activities of
€4,151 million, which was mainly attributable to increased retail and dealer financing in North and South America, (3)
acquisitions of subsidiaries and equity method investments for €1,652 million primarily relating to (i) the capital injections to joint ventures and associates for the total of €1,267 million and (ii) acquisitions relating to Comercial Automotiva S.A.,
Groupe 2L Logistics, PPET and Sopriam for the total gross amount of €388 million (refer to Note 3, Scope of consolidation for additional information), partially offset by the disposal of property, plant and equipment of €365 million and of investments in subsidiaries and associates of €261 million.
For the year ended December 31, 2023, net cash used in investing activities of €15,047 million was primarily the result of (1) €10,193 million of investment in property, plant and equipment and intangible assets, including €4,184 million of capitalized development expenditures, partially offset by €1,068 million increase in payables related to the investments in properties, plant and equipment and intangible assets, (2) an increase in receivables from financing activities of
€3,834 million, which was mainly attributable to increased retail and dealer financing of SFS U.S. and dealer financing in
Brazil, (3) acquisitions of subsidiaries and equity method investments for €3,885 million primarily relating to (i) the investment in Leapmotor for €1,419 million, (ii) the capital contributions to StarPlus, NextStar, Symbio, PPET and PPETA for total €1,222 million, (iii) the capital contributions to and acquisitions of financial services entities for €263 million, (iv)
acquisition of ownership in South American companies, primarily in raw materials and renewable energy, for €603 million, partially offset by the disposal of property, plant and equipment of €533 million and of investments in subsidiaries and associates of €1,457 million, including the net proceeds from the disposal of FCA Bank for €1,090 million.
For the year ended December 31, 2022, net cash used in investing activities of €10,531 million was primarily the result of (1) €8,615 million of investment in property, plant and equipment and intangible assets, including €3,487 million of capitalized development expenditures, (2) €399 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, (3) an increase in receivables from financing activities of €1,413 million, which was mainly attributable to increased retail financing of SFS U.S. and dealer financing in Brazil, (4) acquisitions of consolidated subsidiaries and equity method investments for €666 million including primarily the controlling interest in aiMotive, Share
Now and Stimcar Holding and the capital contribution paid to StarPlus Energy LLC, partially offset by the disposal of property, plant and equipment of €545 million and of investments in subsidiaries and associates of €235 million.
Financing activities
For the year ended December 31, 2024, net cash from financing activities of €2,061 million resulted primarily from
(1) the net increase in long-term debt of €4,644 million including (i) the issuance of bonds for €2,750 million which are partially offset by repayment of bonds at maturity for €1,950 million, (ii) new long-term debt for €10,365 million primarily related to the funding of SFS U.S., partially offset by repayments for €6,521 million, (2) the distribution of dividends to shareholders of €4,651 million, (3) the decrease in securities of €2,422 million primarily attributable to reduction of investments in Enlarged Europe and North America, (4) the purchase of treasury shares for €3,000 million as a result of the share buyback program (Refer to Note 28, Equity for additional information), and (5) the changes in short-term debt and other financial assets and liabilities for positive €2,557 million.
For the year ended December 31, 2023, net cash used in financing activities of €9,200 million resulted primarily from (1) the net decrease in long-term debt of €214 million including (i) the repayment of bonds at maturity for
€3,277 million which are partially offset by the issuance of bonds for €2,500 million, (ii) new long-term debt for
€1,668 million, partially offset by repayments for €1,105 million, (2) the distribution of dividends to shareholders of
€4,208 million, (3) the increase in securities of €2,754 million primarily attributable to the investment in marketable debt securities by our central treasury companies, (4) the purchase of treasury shares for €2,434 million as a result of the share buyback program for €1,500 million and the purchase of a portion of the shares held by Dongfeng for €934 million (Refer to
Note 28, Equity for additional information), and (5) the changes in short-term debt and other financial assets and liabilities for positive €328 million.
For the year ended December 31, 2022, net cash used in financing activities of €13,167 million resulted primarily from (1) the net decrease in long-term debt of €6,480 million including (i) the repayment of €6,300 million Intesa San Paolo credit facility and of other long-term debt for €1,448 million, (ii) the repayment of bonds at maturity for €1,350 million, partially offset by the issuance of bonds for €2,231 million and new long-term debt for €387 million, (2) the distribution of dividends to Shareholders of €3,353 million, (3) the increase in securities of €2,069 million mainly driven by the investment of liquidity in financial assets which do not meet all the condition to be classified as cash equivalents, (4) the purchase of treasury shares for €923 million as a result of the exercise of GM Warrants (Refer to Note 28, Equity for additional information), and (5) the changes in short-term debt and other financial assets and liabilities for negative €400 million.

The following is a reconciliation of liabilities arising from financing activities for the years ended December 31,
2024 and 2023:

	Years ended December 31,
	2024	2023
	(€ million)
Total Debt at January 1	€29,463	€27,153
Add: Derivative (assets)/liabilities and collateral at January 1	(109)	(67)
Add: Securities and financial receivables at January 1	(9,357)	(4,176)
Total Liabilities from financing activities at January 1	€19,997	€22,910

Cash flows(1)	9,623	(2,640)
Foreign exchange effects	12	(250)
Fair value changes	85	468
Changes in scope of consolidation	350	955
Transfer to (assets)/liabilities held for sale	(10)	(122)
Other changes	715	(1,324)

Total Liabilities from financing activities at December 31	€30,772	€19,997
Less: Derivative (assets)/liabilities and collateral at December 31	(409)	(109)
Less: Securities and financial receivables at December 31	(6,046)	(9,357)
Total Debt at December 31	€37,227	€29,463
______________________________________________________________________________________________________________________________
(1) Includes the lines (a) Changes in short-term debt and other financial assets and liabilities, (b) Changes in long-term debt and (3) Change in securities. Refer to the
Consolidated Statement of Cash Flows for additional information
Amounts relating to IFRS 16 recognized in the Consolidated Statement of Cash Flows
During the years ended December 31, 2024, 2023 and 2022, the total cash outflow for leases recognized in accordance with IFRS 16 was €938 million, €757 million and €626 million, respectively, of which €874 million, €693 million and €568 million, respectively, related to cash payments for the principal portion of lease liabilities (recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €64 million, €64 million and
€58 million, respectively, related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).
Dividends received, interest expense and taxes paid
During the years ended December 31, 2024, 2023 and 2022, the Company paid interest of €1,549 million and received interest of €2,716 million, €1,126 million and €2,917 million, €937 million and €1,201 million, respectively. These amounts are mainly recognized within Cash flows from operating activities in the Consolidated Statement of Cash Flows.
Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
During the years ended December 31, 2024, 2023 and 2022, the Company made income tax payments, net of refunds, totaling €2,792 million, €2,649 million and €2,860 million, respectively. These amounts are mainly recognized within Cash flows from operating activities in the Consolidated Statement of Cash Flows. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives. For the year ended December 31, 2024 income tax payments include €72 million of U.S. purchased tax credits from a third party.
During the years ended December 31, 2024, 2023 and 2022, the Company received dividends of €335 million,
€312 million and €217 million, respectively. These amounts are recognized within Cash flows from operating activities in the
Consolidated Statement of Cash Flows.

32.	Qualitative and quantitative information on financial risks
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
The maximum credit risk to which the Company is potentially exposed at December 31, 2024 is represented by the carrying amounts of financial assets in the financial statements discussed in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties discussed in Note 27, Guarantees granted, commitments and contingent liabilities.
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
For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2024 and 2023, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.

The Company differentiates Cash investments with primary bank counterparties and high rated liquid financial instruments. The investments are actively managed and constantly monitored, in compliance with policies that establish limits of concentration and duration, taking into account the creditworthiness of the counterparties and of the various countries in which the cash is invested. The policies also define limits in the operations with Derivatives counterparties. Even though the Company’s current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market funds that were measured at fair value, there was no exposure to sovereign debt securities at December 31, 2024 and 2023 which could lead to significant risk of repayment.
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
Refer to Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables, Note 24, Other liabilities and Note 22, Debt for additional information on the repayment structure of the Company’s financial assets and liabilities.
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
The Company’s exposure to commodity price risk arises from the risk of changes in the price of certain raw materials (primarily base metals, commodities used in electric vehicle and PGM - platinum, palladium and rhodium) and energy used in production. Changes in the price of raw materials could have a significant effect on the Company’s results by indirectly affecting costs and product margins.
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
Certain of the Stellantis entities are located in countries which are outside of the Eurozone, primarily the U.S.,
Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, India and China. As the Company's reporting currency is the
Euro, the income statements of those entities that have a reporting currency other than the Euro are translated into Euro using the average exchange rate for the period, except for entities that operate in hyperinflationary economies (Turkey and
Argentina) for which the income statements are translated into Euro using the spot rate at the end of the period. In addition, the assets and liabilities of those consolidated entities are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates could lead to effects on the translated balances of revenues, costs and assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these entities.
The Company monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2024 resulting from a 10 percent change in the exchange rates would have been approximately €752 million in the Other comprehensive income (mainly driven by the foreign exchange hedges related to the sales in GBP) and €291 million on Consolidated Income Statement.
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
The fixed rate financial instruments used by the Company consisted principally of part of the portfolio of the financial services companies (primarily customer financing and financial leases) and part of debt (including subsidized loans and notes). These instruments are measured at amortized cost and changes in market interest rates for these instruments do not affect Net profit or Equity. Certain financial securities are accounted for at FVPL. The impact of an unfavorable 50 basis points change in interest rate levels would result in increase in financial expenses of €12 million due to the change in fair values of these securities.
The Company entered in certain derivatives in order to manage interest rate risk on underlying debt exposures. An unfavorable 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31,
2024 would have an impact of €89 million on financial expense. It is expected that this impact will be offset by an equivalent gain on the underlying debt exposures.
In addition, financial services companies use derivatives in order to hedge the interest rate risk arising from the mismatch between financial receivables and related funding. A 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2024 would have a negative impact of €33 million in Other comprehensive income.
Floating rate financial instruments consisted principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables was also considered in the sensitivity analysis.
A hypothetical 50 basis points change in short-term interest rates at December 31, 2024, applied to floating rate or short term maturity financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would result in increased net financial expenses, on an annual basis, of approximately €118 million.
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
In connection with the commodity price derivative contracts outstanding at December 31, 2024, a hypothetical 10 percent change in the price of the commodities at that date would have caused a negative impact on the Other comprehensive income of €290 million. Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

33.	Subsequent events
The Company has evaluated subsequent events through February 27, 2025, which is the date the financial statements were authorized for issuance.
In November 2024, Stellantis initiated a consultation period with the trade unions and employee representatives on a proposal to consolidate its UK manufacturing of light commercial vehicles. On February 5, 2025 upon conclusion of the consultation period, the Company confirmed that the Luton plant will cease production in the second quarter of 2025. As of the date of this report, discussions are taking place with the affected employees. As such, the cost associated with transferring roles from Luton to Ellesmere Port, or an estimate of the termination benefits cannot yet be reasonably estimated.
On February 19, 2025, SFS U.S., through SFS Auto Receivables Securitization Trust 2025-1, issued six classes of
ABS Term Notes totaling €842 million ($875 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS
Term Notes are secured by a pool of prime retail loans.

OTHER INFORMATION
ADDITIONAL INFORMATION FOR NETHERLANDS CORPORATE GOVERNANCE
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
5.Any profits remaining thereafter shall be at the disposal of the AGM for distribution of profits on the common shares only, subject to the provision of Article 29.6.
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
8.The Board of Directors, or the AGM upon a proposal of the Board of Directors, may resolve to make distributions from the company's share premium reserve or from any other reserve (other than the special capital reserve, to which Article 29.1 applies), provided that payments from the reserves other than the special voting shares dividend reserve may only be made to the holders of common shares.

9.The Board of Directors may resolve to make one or more interim distributions, provided that the requirements of Article 29.7 are duly observed as evidenced by an interim statement of assets and liabilities as referred to in
Section 2:105 paragraph 4 DCC, taking into account Article 29.4. The provisions of Articles 29.2 and 29.3 shall apply mutatis mutandis.
10.The Board of Directors, or the AGM upon a proposal of the Board of Directors, may resolve that distributions shall be made other than in cash, including, without limitation, in the form of common shares or shares in another listed company, provided that, in case of a distribution of common shares, the Board of Directors is designated as the body competent to pass a resolution for the issuance of common shares in accordance with
Article 7. The Board of Directors may also resolve that distributions will be made payable either in Euro or in another currency.
11.Distributions of profits and other distributions shall be made payable in the manner and at such date(s) and notice thereof shall be given as the Board of Directors, or the AGM upon a proposal of the Board of Directors shall determine.
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
a.For information on the capital structure of the Company, the composition of the issued share capital and the existence of the classes of shares, please refer to Note 14, Equity to the Company Financial Statements in this
Annual Report. For information on the rights attached to the common shares, please refer to the Articles of
Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the AGM and to speak and vote at that meeting and the entitlement to distributions in accordance with the Articles of
Associations. For information on the rights attached to the special voting shares, please refer to the Articles of
Association and the Terms and Conditions for the Special Voting Shares which can both be found on the
Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Co”. As at December 31, 2024, the issued share capital of the Company consisted of 2,896,073,567 common shares, representing approximately 77 percent of the aggregate issued share capital, 866,522,224 Class
A special voting shares and 0 Class B special voting shares, representing approximately 0.01 percent of the aggregate issued share capital.
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
e.During 2023 and 2024, the Company launched employee-share participation programs (the "2023 ESPP" and the “2024 ESPP”) as mentioned in article 1 sub 1(e) of the Decree. The 2023 ESPP covered approximately
85,000 eligible employees in Italy and France, to which approximately 4.4 million additional shares were issued. Under the plan eligible employees could subscribe to Stellantis shares, at a subscription price of €14.52 corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. The 2024 ESPP covered more than 230,000 eligible employees in eighteen countries (Austria, Belgium, Brazil, Canada, France, Germany, Hungary, India,
Italy, Mexico, Morocco, Netherlands, Poland, Portugal, Slovakia, Spain, United Kingdom and United States of
America) to which approximately 9.7 million additional shares were issued. Under the plan eligible employees could subscribe to Stellantis shares, at a subscription price of €9.74 corresponding to the average of the
Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. For both plans the shares are locked up for a period of 5 years in France and
Belgium, as applicable, while for 3 years in all the other countries. Employees bear the risk of fluctuations in the share price relative to the subscription price. According to the legal or tax framework of each jurisdiction of the plan, the shares have been issued directly to the eligible employees in Italy, Germany, Spain, United States of America and Poland and those employees are therefore entitled to vote individually on the shares, while in
France, Austria, Belgium, Brazil, Canada, Hungary, India, Mexico, Morocco, Netherlands, Portugal, Slovakia
and United Kingdom the shares issued to the eligible employees are held through a fonds commun de placement
d’entreprise (“FCPE”), a collective investment vehicle reserved to employees governed by French law, for the benefit of the relevant employee, with the Supervisory Board of the FCPE, composed of representatives of employees, being able to vote on these shares and the relevant employee having the economic rights on the
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
h.The rules governing the appointment and dismissal of members of the Board of Directors are stated in the
Articles of Association. All members of the Board of Directors are appointed by the AGM, taking into account the (binding) nomination rights set out in the Articles of Association. Please refer to the section “Nomination
Rights” of this Annual Report for more information on the (binding) nomination rights. The term of office of all members of the Board of Directors is for a period of two years after appointment, with such a period expiring immediately after the close of the first AGM held two years following the appointment. The initial term of Mr.
Elkann, Mr. Peugeot, and Mr. de Castries is five years, started at January 17, 2021, and ending immediately after the close of the first AGM held after five years have lapsed since the appointment of the relevant director.
The other Directors of the current Board of Directors, except for Mr. Ribadeau-Dumas and Ms. Parzani, are appointed for a term of four years, started at January 17, 2021, and ending immediately after the close of the first AGM held after four years have lapsed since the appointment of the relevant director. Mr. Ribadeau-
Dumas is appointed for a term of two years, started at April 13, 2023, and ending immediately after the close of the first AGM held after two years have lapsed since his appointment. Ms. Parzani is appointed for a term of one year, started at April 16, 2024, and ending immediately after the close of the first AGM held after one year has lapsed since her appointment. The AGM has the power to suspend or dismiss any member of the Board of
Directors at any time, taking into account the majority requirements set out in the Articles of Association.
Please refer to the section "Election and Removal of Directors" of this Annual Report for more information on the majority requirements. An amendment of the Articles of Association requires a resolution of the AGM following a proposal from the Board of Directors. Such resolution requires an absolute majority of the votes cast, unless it concerns an amendment of article 2.2 of 2.3 of the Articles of Association in which case a majority of at least two-thirds of the votes cast is required.
i.At the AGM held on April 16, 2024, it was resolved to extend the authorizations of the Board of Directors (i) to issue Stellantis common shares or grant rights to subscribe for such shares and (ii) to limit or exclude the pre-
emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under (i), as per April 16, 2024 up to and including October 15, 2025 (being the date 18 months from the date of the 2024 annual general meeting). The authorization granted during the 2024 AGM in respect of the issue of shares or the grant of rights to subscribe for such shares is limited to 10 percent of the issued common shares for general corporate purposes as per April 16, 2024, and can be used for any and all purposes. The authorization granted during the 2024 AGM in respect of the pre-emptive rights is limited to the percentage of the capital as referred to in the previous sentence. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. In addition, the Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 9 of the
Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the 2024 AGM (April 16, 2024) at a purchase price per share between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the New York Stock Exchange and/or the Euronext Milan and/or
Euronext Paris (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New
York Stock Exchange and/or the Euronext Milan and/or Euronext Paris (as the case may be), for a period of 18 months from the date of the 2024 AGM (April 16, 2024) and therefore up to and including October 15, 2025.
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

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under Stellantis’ significant contractual commitments as of
December 31, 2024:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	€32,273	€13,534	€5,376	€4,221	€9,142
Interest on Long-term debt(2)	2,679	465	722	545	947
Lease liabilities(3)	2,852	866	643	358	985
Short-term leases and Low-value assets obligations(4)	119	90	27	2	—
Unconditional minimum purchase obligations(5)	19,871	3,371	8,507	5,559	2,434
Purchase obligations(6)	10,250	6,419	3,312	472	47
Pension contribution requirements(7)	81	81	—	—	—
Total	€68,125	€24,826	€18,587	€11,157	€13,555
______________________________________________________________________________________________________________________________
(1) Amounts presented related to the principal amounts of long-term debt excluding asset-backed financing transactions such as securitizations and factoring transactions which do not meet the IFRS 9 derecognition criteria as these will be settled through collection of the relevant secured assets. Amounts also exclude the related interest expense that would be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 22, Debt,within the Consolidated
Financial Statements included elsewhere in this report
(2) Amounts included interest payments based on contractual terms and current interest rates on debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2024
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in Stellantis’ business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 22, Debt, within the Consolidated Financial Statements included elsewhere in this report
(4) Short-term leases and Low-value assets mainly related to leases for commercial and industrial properties, machinery and equipment used in Stellantis’ business. The amounts reported above included the minimum rental and payment commitments due under such leases
(5) Unconditional minimum purchase obligations related to Stellantis’ unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of Stellantis’ business, Stellantis entered into various arrangements with key suppliers in order to establish strategic and technological advantages
(6) Purchase obligations were comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €7,143 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various Stellantis companies, in an aggregate amount of approximately €2,711 million, (iii) commitments to purchase intangible assets for an aggregate amount of approximately €331 million, and (iv) commitments for equity securities of €65 million
(7) Pension contribution requirements were based on the estimate of Stellantis’ minimum funding requirements under Stellantis’ funded pension plans. Stellantis could elect to make contributions in excess of the minimum funding requirements. Stellantis contributions to pension plans for 2025 are expected to be €81 million. Of this amount, €31 million relates to the U.S. and Canada, with €25 million being mandatory contributions and €6 million discretionary contributions, €10 million relates to the UK, and €15 million relates to Germany. Stellantis’ minimum funding requirements after 2025 would depend on several factors, including investment performance and interest rates.
Therefore, the above excluded payments beyond 2025, since Stellantis could not predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 20, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for
Stellantis’ pension plans and for Stellantis’ unfunded health care and life insurance plans
Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs.
Stellantis issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and any commitments to buy back vehicles. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the
Company’s vehicles. The Company periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The Company accrues estimated costs for recalls when they are probable of occurring and a reliable estimate of the costs can be made. Estimates of the future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Company to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2024, Stellantis’ product warranty and recall campaigns provision was €9,308 million.

Capital commitments
The contractual obligations set forth above do not include payments for capital commitments to joint ventures. At
December 31, 2024, total capital commitments were €2.0 billion for the period 2025 through to 2029.
Significant Vehicle Assembly Plants
The following table provides information about Stellantis’ significant vehicle assembly plants as of December 31,
2024, excluding joint ventures, of which the largest by region are Warren Truck (U.S.), Betim (Brazil) and Sochaux (France).
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
Dividend Policy
Refer to Note 28, Equity within the Consolidated Financial Statements included elsewhere in this report for additional detail on the proposed dividend to holders of Stellantis common shares and dividend policy.
For additional information on distribution of profits, refer to ADDITIONAL INFORMATION FOR NETHERLANDS
CORPORATE GOVERNANCE - Dividends above.
Principal Accountant Fees and Services
Deloitte & Associés, the member firms of Deloitte Touche Tohmatsu Limited, and their related entities (collectively, the “Deloitte Entities”) were appointed to serve as Stellantis’ independent registered public accounting firm for the year ended December 31, 2024 and EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the
“Ernst & Young Entities”) for the year December 31, 2023. Stellantis incurred the following fees from Deloitte Entities and the Ernst & Young Entities for professional services for the years ended December 31, 2024 and 2023, respectively:

	Years Ended December 31,
(€ million)	2024	2023
Audit fees	42.1	€40.8
Audit-related fees	0.7	0.4
Tax fees(1)	0.6	0.6
Total	€43.4	€41.8
____________________________________________________________________________________________________
(1) Tax fees comprise services rendered for tax compliance and tax advice services
For the year ended December 31, 2024, “Audit fees” were the aggregate fees billed by Deloitte Entities for the audit of Stellantis’ consolidated annual financial statements, reviews of interim financial statements and attestation services that were provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” were fees charged by
Deloitte Entities for assurance and related services that were reasonably related to the performance of the audit or review of
Stellantis’ financial statements and were not reported under “Audit fees”. This category comprised fees for agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax fees” were fees charged by the
Deloitte & Associés primarily for activities related to tax refunds claims and tax compliance in different jurisdictions.
For the year ended December 31, 2023, the same category of fees was billed by Ernst & Young Entities.
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

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At the AGM held on April 13, 2023, our Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from April 13, 2023. The authorization was renewed on the same terms at the
AGM on April 16, 2024 for a period of 18 months from April 16, 2024 and therefrom up to and including October 15, 2025.
In February 2024, the Company announced a share buyback program (the “Program”), covering up to
€3,000 million (total purchase price excluding ancillary costs) to be executed in the open market. In accordance with the
Program, the Company repurchased common shares in the aggregate amount of €3,000 million from February 2024 through
October 2024.
The following table reports purchases of common shares by the Company during the year ended December 31,
2024, carried out under the authority granted by the AGM.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs
Jan 1 to Jan 31, 2024	—	—	—	181,608,866
Feb 1 to Feb 28, 2024	3,474,314	24.33	3,474,314	178,134,552
March 1 to March 31, 2024	11,132,699	25.72	11,132,699	167,001,853
April 1 to April 30, 2024	26,487,768	23.75	26,487,768	297,364,019
May 1 to May 31, 2024	9,620,527	20.55	9,620,527	287,743,492
June 1 to June 30, 2024	41,405,101	19.38	41,405,101	246,338,391
July 1 to July 31, 2024	—	—	—	246,338,391
Aug 1 to Aug 31, 2024	21,250,616	14.54	21,250,616	225,087,775
Sept 1 to Sept 30, 2024	43,440,446	13.79	43,440,446	181,647,329
Oct 1 to Oct 31, 2024	7,350,270	12.49	7,350,270	174,297,059
Nov 1 to Nov 30, 2024	—	—	—	174,297,059
Dec 1 to Dec 31, 2024	—	—	—	174,297,059
Total	164,161,741	18.27	164,161,741	174,297,059
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
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING STRUCTURE IS UNCLEAR
AND U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE
CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.
PFIC Considerations—Consequences of Holding Stellantis Stock
Stellantis believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to uncertainty and change. As discussed in greater detail below, if shares of Stellantis stock were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of shares of Stellantis stock would not be treated as capital gain, and a U.S. Shareholder would be treated as if such U.S. Shareholder had realized such gain and certain
“excess distributions” ratably over the U.S. Shareholder’s holding period for its shares of Stellantis stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Shareholder’s shares of Stellantis stock would be treated as stock in a PFIC if Stellantis were a PFIC at any time during such U.S. Shareholder’s holding period in the shares.
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
Additional withholding tax
As from January 1, 2024, an additional Dutch withholding tax may apply with respect to dividends distributed or deemed to be distributed by Stellantis if the dividends are distributed or deemed to be distributed to a shareholder that has a controlling interest in Stellantis N.V., and (i) is resident in a low-tax or non-cooperative jurisdiction as specifically listed in an annually updated Dutch regulation, (ii) has a permanent establishment in any such jurisdiction to which the dividend is attributable, (iii) is neither resident in the Netherlands nor in a low-tax or non-cooperative jurisdiction, and is entitled to the dividend with the main purpose or one of the main purposes to avoid withholding tax of another person, (iv) is a hybrid entity, or (v) is not resident in any jurisdiction, within the meaning of the Dutch Withholding Tax Act 2021. The additional
Dutch withholding tax rate will be equal to the highest Dutch corporate income tax rate at the time of the dividend payment, which is currently 25.8 percent. Subject to further conditions, the additional Dutch withholding tax on dividends may be reduced by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution.
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

8.1	Subsidiaries
11.1	Stellantis N.V. Insider Trading Policy
12.1	Section 302 Certification of the Principal Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Deloitte & Associés
23.2	Consent of EY S.p.A.
97.1	Stellantis N.V. Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

FORM 20-F CROSS REFERENCE
The table below sets out the location within the document of the information required by the SEC for annual reports on Form 20-F. The exact location is included in the column “Cross Reference”. The column “Page” refers to the starting page of the section (or sub-section) for reference only.

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	72
Item 4.	Information on the Company
	A. History and Development of the Company	Stellantis Overview	9
		Documents on Display	5
	B. Business Overview	Stellantis Overview	9
		Overview of Our Business	12
		Sales Overview	17
		Results by Segment	53
		Note 27 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	260
		Environmental and Other Regulatory Matters	30
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	201
	D. Property, Plant and Equipment	Property, Plant and Equipment	14
		Significant Vehicle Assembly Plants	290
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	37
		Trends, Uncertainties and Opportunities	37
		Note 2 (Basis of preparation - Critical judgements and use of estimates) to the Consolidated Financial Statements	194
		Non-GAAP Financial Measures	43
	A. Operating Results	Results of Operations	45
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	60
		Note 22 (Debt) to the Consolidated Financial Statements	245
		Note 31 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	275
	C. Research and Development, Patents and Licenses, etc.	Research and Development	13
	D. Trend Information	Trends, Uncertainties and Opportunities	37
	E. Critical Accounting Estimates	Note 2 (Basis of preparation - Critical judgements and use of estimates) to the Consolidated Financial Statements	194
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	91
		Senior Management	101

Item	Section	Cross Reference	Page
	B. Compensation	Remuneration Report	135
		Senior Management	101
		Note 26 (Related party transactions) to the Consolidated Financial Statements	257
	C. Board Practices	The Audit Committee	98
		The Remuneration Committee	99
		The ESG Committee	100
	D. Employees	Employees	16
	E. Share Ownership	Directors' Share Ownership	97
	F. Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation	Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation	128
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	11
	B. Related Party Transactions	Note 26 (Related party transactions) to the Consolidated Financial Statements	257
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	166
		Sales Overview	17
		Note 27 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	260
		Our Share Information	292
	B. Significant Changes	Presentation of Financial and Other Data	5
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	292
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	292
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on Stellantis Shares	104
	C. Material Contracts	Exhibits	303
	D. Exchange Controls	Articles of Association and Information on Stellantis Shares	104
	E. Taxation	Taxation	294
	F. Dividends and Paying Agents	Not applicable
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	5
	I. Subsidiary Information	Not applicable
	J. Annual report to security holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures	Note 31 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	279
		Cautionary Statements Concerning Forward Looking Statements	6

Item	Section	Cross Reference	Page
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	163
Item 16A.	Audit Committee Financial Expert	The Audit Committee	98
Item 16B.	Code of Ethics	Code of Conduct	124
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	292
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 28 (Equity) to the Consolidated Financial Statements	266
		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	293
Item 16F.	Change in the Registrant's Certifying Accountant	Not applicable
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	126
Item 16H.	Mine Safety Disclosure	None
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None
Item 16J.	Insider trading policies	Insider Trading Policy	125
		Exhibits	303
Item 16K.	Cybersecurity	Cybersecurity	127
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	166
Item 18.	Financial Statements	Consolidated Financial Statements	166
Item 19.	Exhibits	Exhibits	303

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STELLANTIS N.V.
(Registrant)

		By:	/s/ Doug Ostermann

Name: Doug Ostermann
Title: Chief Financial Officer
Date:	February 27, 2025