Form 20-F
period 2025-12-31
Stellantis N.V.
filed 2026-02-26
CIK 1605484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,897,483,196 common shares, par value €0.01 per share, and 866,409,062 special voting shares, par value €0.01 per share.
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

BOARD OF DIRECTORS
John Elkann (Chairman)
Robert Peugeot (Vice Chairman)(3)
Antonio Filosa (Chief Executive Officer)
Henri de Castries(1),(2),(3)
Fiona Clare Cicconi(1),(3)
Nicolas Dufourcq(1)
Ann Godbehere(2)
Claudia Parzani(1),(2)
Daniel Ramot(3)
Benoît Ribadeau-Dumas(1),(3)
Alice Davey Schroeder(2)

INDEPENDENT AUDITOR AND REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte Accountants B.V. (independent auditor of the Company for the purposes of our annual reports filed with the Autoriteit Financiële Markten (“AFM”))(4)
Deloitte & Associés (independent registered public accounting firm for our Consolidated Financial Statements included in our reports on Form 20-F)(4)

(1) Member of the Environmental, Social Governance Committee (“ESG”)
(2) Member of the Audit Committee
(3) Member of the Remuneration Committee
(4) Refer to “About this Report” for additional information relating to these regulatory filings

BOARD REPORT
INTRODUCTION
About this Report
This document, referred to hereafter as the “Form 20-F” or the “Annual Report”, constitutes the Annual Report on
Form 20-F, pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), of
Stellantis N.V. for the year ended December 31, 2025.
Documents on Display
The U.S. Securities and Exchange Commission (“SEC”) maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the
SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Reports and other information concerning our business may also be inspected at the offices of the
New York Stock Exchange, 11 Wall Street, New York, New York 10005.
We also make our periodic reports, as well as other information filed with or furnished to the SEC, available free of charge through our website, at www.stellantis.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this report.
Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to
Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require. This terminology does not affect the separate corporate status of the referenced legal entities, each of which is only responsible for its own obligations.
References to “FCA”, and “FCA Group” mean Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “the merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
Presentation of Financial and Other Data
This report includes the Consolidated Financial Statements of Stellantis as of December 31, 2025 and 2024 and
for the years ended December 31, 2025, 2024 and 2023 prepared in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as
IFRS as adopted by the European Union. There is no effect on these Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

All references in this report to “Euro” and “€” refer to the currency issued by the European Central Bank.
Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$”
refer to the currency of the United States of America (“U.S.”). All figures shown are rounded to the nearest tenth of unit presented. Certain totals in the tables included in this report may not add due to rounding.
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
•our ability to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry;
•our ability to accurately predict the market demand for electrified vehicles;
•our ability to offer innovative, attractive and relevant products;
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
for additional information.

MANAGEMENT REPORT
Stellantis Overview
Stellantis is a global automaker engaged in designing, engineering, manufacturing, distributing and selling vehicles and components worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles across five portfolios: (i) luxury vehicles under the Maserati brand; (ii) premium vehicles covered by Alfa Romeo,
DS and Lancia brands; (iii) global sport utility vehicles under the Jeep brand; (iv) American brands covering
Dodge, Ram and Chrysler vehicles and (v) European brands covering Abarth, Citroën, FIAT, Opel, Peugeot and
Vauxhall vehicles. Stellantis centralizes design, engineering, development and manufacturing operations, while maintaining strong regional empowerment and decision-making to stay closely aligned with local customer needs. Leapmotor International, is a jointly established, Stellantis‑controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor‑branded vehicles outside of China (“LPMI”). Stellantis also provides retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions.
Additionally, Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide.
Stellantis engages in several other related activities. These include pre-owned car businesses and two mobility brands—Free2move and Share Now. The Company also operates independent after-market parts and service businesses, and its circular-economy business aims to extend the lifespan of vehicles and components to reintegrate materials and end-of-life vehicles into the production cycle for new products.
In 2025, Stellantis reported:
•5,484 thousand vehicles shipped (refer to Financial Overview - Shipment Information included elsewhere in this report for additional information);
•Net revenues of €153.5 billion;
•Net loss of €22.3 billion;
•Adjusted Operating Income/(Loss) (“AOI”) of €(0.8) billion (refer to Non-GAAP Financial Measures included elsewhere in this report for additional information);
•Cash flows used in operating activities of €4.7 billion; and
•Industrial free cash flow of €(4.5) billion (refer to Non-GAAP Financial Measures included elsewhere in this report for additional information).
At December 31, 2025, the Company’s available liquidity was €49.8 billion (including €18.3 billion available under undrawn committed credit lines), of which industrial available liquidity was €45.7 billion. Refer to Financial
Overview - Liquidity and Capital Resources included elsewhere in this report for additional information.
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
Peugeot S.A. began manufacturing and selling vehicles to consumers in 1896 and also expanded its automotive business, particularly in the second half of the twentieth century. In 1974, PSA acquired all of the outstanding shares of Citroën S.A. and then merged the two companies in 1976. In 1995, PSA Finance Holding, which provided financing for Peugeot and Citroën vehicle sales, was transformed into a bank and subsequently renamed “Banque PSA Finance”. PSA acquired the Opel and Vauxhall subsidiaries of General Motors (“GM”) in
August 2017.
On December 17, 2019, FCA and PSA entered into a combination agreement (as amended, the “combination agreement”) agreeing to merge the two groups. On January 16, 2021, PSA merged with and into FCA, with FCA as the surviving company. On January 17, 2021, the combined company was renamed Stellantis N.V.
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
Major Shareholders
As of February 25, 2026, the largest shareholders of Stellantis were Exor N.V. (“Exor”) (holding 15.48 percent of the issued common shares), Établissements Peugeot Frères (“EPF”) (holding 7.72 percent of the issued common shares) and Bpifrance Participations S.A. (“BPI”) (holding 6.64 percent of the issued common shares).
As a result of the loyalty voting mechanism, the voting powers of Exor, EPF and BPI are 23.84 percent, 11.89 percent and 10.22 percent, respectively. For a description of the loyalty voting mechanism, including the terms and conditions of our special voting shares, please see “CORPORATE GOVERNANCE- Loyalty Voting
Structure.”
As of February 25, 2026 the share capital of the Company consists of the following: 2,903,716,295 common shares and 866,522,224 Class A special voting shares, all with a par value of €0.01 each.
Based on the information in the Stellantis shareholder register, regulatory filings with the AFM and the SEC and other sources available to Stellantis, the following persons owned, directly or indirectly, in excess of three percent of Stellantis’ capital and/or voting interest as of February 25, 2026:

Stellantis Shareholders	Number of Issued Common Shares(1)	Percentage of Issued Common Shares
Exor(2)	449,410,092	15.48
EPF(3)	224,228,121	7.72
BPI(4)	192,703,907	6.64
BlackRock Inc.(5)	90,049,246	3.10
(1)Issued shares includes common shares as well as 866,522,224 Class A special voting shares. Refer also to Corporate Governance -
Articles of Association and Information on Stellantis Shares - Share Capital for additional information
(2)Exor owns 449,410,092 common shares and 449,410,092 Class A special voting shares (23.84 percent of the issued shares)
(3)EPF, through Peugeot Invest and its subsidiary Peugeot 1810, owns 224,228,121 common shares and 224,228,121 Class A special voting shares (11.89 percent of the issued shares)
(4)BPI owns 192,703,907 common shares and 192,703,907 Class A special voting shares (10.22 percent of the issued shares). BPI is a joint venture of EPIC Bpifrance (Bpi Groupe) and Caisse des Dépots et Consignations (both holding a 49.3 percent interest in Bpifrance
SA). Caisse des Dépots et Consignations also (directly and indirectly) holds an additional 8,207,316 Stellantis common shares, representing an additional 0.28 percent of the common shares and 0.22 percent of the issued share capital and voting rights of
Stellantis
(5)According to information published on the AFM website as of February 25, 2026, BlackRock Inc. owns 90,049,246 common shares
(3.10 percent of the issued common shares) and 105,172,016 voting rights (2.79 percent of the voting rights)
Based on the information in Stellantis’ shareholder register and other sources available to Stellantis, as of
February 25, 2026, approximately 504 million Stellantis common shares, or approximately 17.4 percent of the
Stellantis common shares, were held in the United States. As of the same date, approximately 271 record holders of Stellantis common shares had registered addresses in the United States.
Updates to Current Strategic Plan
In 2022, Stellantis introduced its Dare Forward strategic plan, establishing long-term electrification targets of 100 percent electric vehicles (“EV”) sales in Europe and 50 percent in the United States by 2030. Following the leadership transition in mid-2025, newly appointed executive leadership is overseeing a comprehensive reassessment of the Company's long-term strategy. This reassessment forms part of a broader reset of the business and is being conducted in preparation for the communication of a new strategic plan. This review encompasses major programs and product plans with the objective of realigning the Company’s strategy, portfolio and investment priorities with real-world customer preferences, market demand and evolving regulatory frameworks, while also addressing the effects of prior operational and execution challenges, targeting to re-
establish the conditions for sustainable, profitable growth.
The strategic reassessment reflects a revised view on the expected pace of the energy transition in certain markets, informed by customer purchasing behavior, affordability considerations, infrastructure readiness and incentive frameworks. While the Company remains committed to the development of electrified powertrains, including BEVs, the review emphasizes a demand-led approach to adoption and the importance of maintaining flexibility across powertrain technologies.
Separately, the Company experienced commercial and operational headwinds in its key European and U.S.
markets during 2024 and the first half of 2025, including quality related challenges associated with new platforms and powertrains and broader inflationary cost pressures. These factors further reinforced the need for the strategic reassessment undertaken by the new executive leadership.
The updated strategy will be communicated at the Investor Day in May 2026.
Overview of Our Business
Stellantis’ activities during the year ended December 31, 2025, were carried out through the following six reportable segments:

(i)North America: Stellantis’ operations to manufacture, distribute and sell vehicles in the United States,
Canada and Mexico, primarily under the Jeep, Ram, Dodge, Chrysler, FIAT and Alfa Romeo brands.
Manufacturing plants are located in U.S., Canada and Mexico;
(ii)Enlarged Europe: Stellantis’ operations to manufacture, distribute and sell vehicles in Europe (which includes the 27 members of the European Union, the United Kingdom (“UK”) and the members of the
European Free Trade Association), under the mainstream brands Citroën, FIAT, Opel, Peugeot, Vauxhall as well as premium brands Alfa Romeo, DS and Lancia. Manufacturing plants are located in France, Italy,
Spain, Germany, UK, Poland, Portugal, Serbia and Slovakia. Since 2024, Leapmotor-branded vehicles have been distributed in Enlarged Europe by LPMI;
(iii)Middle East & Africa: Stellantis’ operations to manufacture, distribute and sell vehicles primarily in Türkiye,
Algeria and Morocco under the Peugeot, Citroën, Opel, FIAT and Jeep brands. Manufacturing plants are primarily located in Morocco, Algeria and Türkiye, through Tofas, our joint venture. Since 2024, Leapmotor-
branded vehicles have been distributed in Middle East & Africa by LPMI;
(iv)South America: Stellantis’ operations to manufacture, distribute and sell vehicles in South and Central
America, primarily under the FIAT, Jeep, Ram, Peugeot and Citroën brands, with the largest focus of its business in Brazil and Argentina. Manufacturing plants are located in the main markets of Brazil and
Argentina. In 2025, Leapmotor-branded vehicles have been distributed in South America by LPMI;
(v)China and India & Asia Pacific: Stellantis’ operations to manufacture, distribute and sell vehicles in the Asia
Pacific region (mostly in China, Japan, India, Australia and South Korea) carried out in the region through both subsidiaries and joint ventures, primarily under the Jeep, Peugeot, Citroën, FIAT, DS and Alfa Romeo brands. Manufacturing plants are located in India and Malaysia, through our joint operation India Fiat India
Automobiles Private Limited (“FIAPL JV”) and our 100 percent owned subsidiary Stellantis Gurun (Malaysia).
Our Citroën and Peugeot branded vehicles are manufactured in China by Dongfeng Peugeot Citroën
Automobiles (“DPCA”) under various license agreements. Since 2024, we distribute Leapmotor-branded vehicles in Asia Pacific (excluding China) by LPMI; and
(vi)Maserati: Stellantis’ operations to design, engineer, develop, manufacture, distribute worldwide and sell luxury vehicles under the Maserati brand. Design, engineering and manufacturing plants are located in Italy.
With effect from January 1, 2026, our Maserati reportable segment will be eliminated and Maserati shipments and sales will be reported by geographic area consistently with our other brands in that transactions will be treated on a “where sold” basis. This reflects the way that our chief operating decision maker will review and assess performance.
Stellantis also owns or holds interests in companies engaged in a range of other activities and businesses.
These activities are grouped under “Other Activities”, and primarily consists of our pre-owned car businesses, mobility businesses through the brands Free2move and Share Now, the Company's software and data businesses, and other investments, including Archer Aviation Inc (“Archer”), as well as the businesses providing financial services to dealers and customers primarily in North America, Enlarged Europe, South America and
China. Also included under “Other Activities” are our companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Company and management of central treasury activities.

Definitions and abbreviations
Passenger cars include sedans, station wagons and three- and five-door hatchbacks, that may range in size from “micro” and “A-segment” vehicles of less than 3.8 meters in length to “large” or “F-segment” cars that are greater than 5.1 meters in length. Micromobility includes solutions like electric scooters, bikes, and light quadricycles, generally operating at low speeds and optimized for urban environments.
Utility vehicles (“UVs”) include sport utility vehicles (“SUVs”), which are available with four-wheel drive or all-
wheel drive systems that provide true off-road capabilities, and crossover utility vehicles, (“CUVs”), which are not designed for heavy off-road use. UVs can be divided among six main groups, ranging from “micro” or “A-
segment”, defined as UVs that are less than 4.0 meters in length, to “large” or “F-segment”, defined as UVs that are greater than 5.1 meters in length.
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
A vehicle is characterized as “significantly refreshed” if it continues its previous vehicle platform but has significant changes or upgrades from the prior model year.
Design and Manufacturing
We sell vehicles in the UV, passenger car, truck and LCV markets. Our SUV and CUV portfolio includes vehicles such as the Jeep Grand Wagoneer, Jeep Wrangler, Jeep Grand Cherokee, Jeep Meridian, Alfa Romeo Tonale,
Citroën C3 Aircross, DS No 8, Maserati Grecale and Peugeot E-3008. Our passenger car product portfolio includes vehicles such as the Opel and Vauxhall Mokka, Fiat 500, Fiat Grande Panda, Alfa Romeo Giulia, Citroën
ëC3, Lancia Ypsilon, Dodge Charger and Peugeot 308, and minivans such as the Chrysler Pacifica. We sell light duty and heavy duty pickup trucks such as the Ram 1500, Ram 2500/3500, Fiat Strada, Peugeot Landtrek, Jeep
Gladiator, and chassis cabs such as the Ram 3500/4500/5500. Our LCVs include vans such as the Fiat
Professional Doblò, Peugeot Partner, Citroën Berlingo, Opel/Vauxhall Combo and Ram ProMaster.
The “Stellantis Industrial System” is a set of manufacturing-related tools and principles intended to achieve best in class performance as measured by health and safety, quality, throughput, cost and environmental metrics, through empowerment of employees, enhancement of employee skill-sets, the sharing of best practices and the improved and economical use of production assets. Originally launched in 2022 as the “Stellantis Production
Way”, the name was recently changed to emphasize continuous improvement focused on its four core pillars in the industrial footprint: People First, Operational Excellence, Digital Transformation and Sustainability.
Research and Development
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

Property, Plant and Equipment
As of December 31, 2025, Stellantis manufacturing facilities (including passenger vehicle and light commercial vehicle assembly, propulsion systems and components plants, and excluding joint ventures), are primarily located in Enlarged Europe (mainly in France, Germany, Italy, Spain, Poland and UK), North America (U.S.,
Canada and Mexico), South America (Brazil and Argentina) and Africa (Morocco). Stellantis companies also own other significant properties including parts distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of Stellantis’ property, plant and equipment as of December 31,
2025 was €43.0 billion.
A number of Stellantis manufacturing facilities and equipment, including land and industrial buildings, plant and machinery and other assets, were and are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2025, property, plant and equipment reported as pledged as collateral for loans amounted to approximately €25 million, excluding Right-of-use assets (refer to
Note 11, Property, plant and equipment, within the Consolidated Financial Statements included elsewhere in this
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
To support its commitment to quality, cost efficiency, sustainability, and product innovation, the Company depends on suppliers who not only share these values but also demonstrate the capability to deliver continuous cost improvements.
In addition, within the purchasing division, a specific raw materials organization was set up in 2023 with a goal to secure a stable supply of key materials in particular for its electrified vehicles, aiming at selecting sustainable and responsible processes, partners and suppliers.
For a discussion of Stellantis’ risks relating to raw materials, parts and components, refer to “Risk Factors - We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.” included elsewhere in this report for additional information. In order to mitigate these risks, Stellantis works proactively with suppliers to identify material and part shortages and take steps to mitigate their impact by deploying additional personnel, accessing alternative sources of supply and managing its production schedules. Stellantis also continues to refine processes to identify emerging capacity constraints in the supplier tiers. In addition, Stellantis continuously monitors supplier performance according to key metrics such as part quality, delivery, performance, financial solvency and sustainability.

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
Employees
At December 31, 2025, Stellantis had a total of 258,668 employees (excluding employees of joint arrangements, associates and unconsolidated subsidiaries), a 4.2 percent increase from December 31, 2024, and a 0.2 percent increase from December 31, 2023. The following table provides a breakdown of employees as of
December 31, 2025, 2024 and 2023 by geographical area.

	At December 31,
	2025	2024	2023
North America	80,247	75,554	81,341
Enlarged Europe	124,084	126,242	135,211
Middle East & Africa	9,942	7,874	6,101
South America	38,799	32,612	28,928
China and India & Asia Pacific	5,596	5,961	6,694
Total	258,668	248,243	258,275
Stellantis employees are free to join trade unions, provided they do so in accordance with local laws and the rules of the related trade union. Local collective agreements are led by the regions and/or countries which take the global Company polices into account and reflect local particularities. As of December 31, 2025, approximately 85 percent of our employees were covered by collective bargaining agreements.
Stellantis prioritizes social dialogue in its transformation, focusing on employee participation through an annual global survey and fostering trust with trade unions via collective bargaining and works council agreements. This approach aims to foster a fair transformation, mitigate business interruptions (e.g. strikes), and prevent reputational damage. In 2025, an active dialogue was maintained with various employee representation bodies existing at the national or transnational level. This is represented in Europe through the European Works Council, in North America through the union, the International Union, United Automobile, Aerospace and Agricultural
Implement Workers of America (“UAW”) and in Canada through the union, Unifor.
Trade Unions and Collective Bargaining
Stellantis promotes a co-construction approach to foster a responsible relationship with employee representatives.
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
•Stellantis fosters social dialogue with the workforce on a daily basis; and
•Stellantis monitors social indicators in its subsidiaries and discloses to key internal stakeholders.
The Company endorses the International Labor Organization’s (“ILO”) declaration on fundamental principles and rights at work.
Stellantis pursues innovative collective agreements with social partners to address social challenges, maintain competitiveness, and manage transformations through trust, transparency, and practical solutions.
Sales Overview
New vehicle sales represent sales of vehicles primarily by dealers and distributors, or, directly by us in some cases, to retail and fleet customers. Sales include mass-market, premium and luxury vehicles manufactured at our plants, as well as vehicles manufactured by joint ventures and third party contract manufacturers and distributed under our brands. Sales figures exclude: (i) sales of vehicles that we contract manufacture for other
Original Equipment Manufacturers (“OEM”), (ii) vehicles from other brands that we distribute which includes
Leapmotor branded vehicles and (iii) sales of micromobility vehicles. While vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to Net revenues, Cost of revenues or other measures of financial performance in any given period, as such results were primarily driven by vehicle shipments to dealers and distributors or to retail and fleet customers.
For a discussion of our shipments, refer to “Financial Overview—Shipment Information” included elsewhere in this report for additional information. Figures in the tables in this section may not add due to rounding.
Additionally, prior period figures have been updated to reflect current information provided by third party industry sources.
The following table shows Stellantis’ new vehicle sales by geographic market for the periods presented:

	Years ended December 31,
(millions of units)	2025	2024	2023
North America	1.5	1.5	1.8
Enlarged Europe	2.5	2.6	2.7
Middle East & Africa	0.5	0.5	0.6
South America	1.0	0.9	0.9
China and India & Asia Pacific	0.1	0.1	0.2
Total Regions	5.6	5.7	6.1
Maserati	0.01	0.01	0.03
Total Worldwide	5.6	5.7	6.2
- Maserati excluded from volumes and market share of the regions
- Leapmotor excluded from volumes and market share of the regions
- Excludes banned countries: Belarus, Cuba, Iran, Russia, Sudan, Syria

North America
North America Sales and Competition
The following table presents Stellantis’ vehicle sales and estimated market share in the North America segment for the periods presented:

Thousands of units (except percentages)	Years ended December 31,
	2025(1)		2024(1)		2023(1)
North America	Sales	Market Share	Sales	Market Share	Sales	Market Share
U.S.	1,260	7.6%	1,304	8.0%	1,527	9.6%
Canada	115	6.1%	130	7.2%	158	9.5%
Mexico	91	5.9%	94	6.0%	97	6.8%
Total	1,466	7.3%	1,527	7.8%	1,782	9.4%
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers Automotive consultants, Mexico - INEGI (Government National Institute) and U.S. - Ward's
Automotive
Maserati excluded from volumes and market share
The following table summarizes new vehicle market share information and our principal competitors in the U.S., our largest market in the North America segment:

	Years ended December 31,
U.S.	2025	2024	2023
Automaker	Percentage of industry
GM	17.2%	16.6%	16.3%
Toyota	15.3%	14.3%	14.2%
Ford	13.3%	12.8%	12.5%
Hyundai/Kia	11.0%	10.5%	10.4%
Honda	8.6%	8.7%	8.2%
Stellantis(1)	7.6%	8.0%	9.6%
Nissan	5.6%	5.7%	5.7%
Subaru	3.9%	4.1%	4.0%
Volkswagen	3.4%	4.0%	4.0%
Tesla	3.2%	3.7%	4.0%
Other	10.8%	11.6%	11.2%
Total	100%	100%	100%
(1) Excluding Maserati
Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources: Canada - DesRosiers Automotive consultants, Mexico - INEGI (Government National Institute) and U.S. - Ward's
Automotive
U.S. industry sales, including medium and heavy-duty vehicles, in addition to commercial vehicles and passenger cars, were up approximately 259 thousand units in 2025 from 16.3 million units in 2024. Industry sales were up 1.6 percent over 2024 calendar year.
Our vehicle line-up in the North America segment primarily leveraged the brand recognition of the Jeep, Ram,
Dodge and Chrysler brands to offer UVs, pickup trucks, cars and minivans under those brands. Vehicle sales and profitability in the North America segment were generally weighted towards larger vehicles such as UVs, trucks and vans, consistent with overall industry sales.

U.S. sales saw their first consecutive quarterly increase since 2023 in the second half of 2025. Overall, U.S.
sales were down 3.3 percent from 2024 as the Company reset its plan for the U.S. This plan provides the customer a diversified powertrain lineup, including the return of the 5.7-liter HEMI V-8 eTorque engine in the
Ram 1500; the all-electric Dodge Charger Daytona Scat Pack; and the Dodge Charger SIXPACK Scat Pack
(ICE), which arrived in dealerships in late 2025.
Brand highlights include Ram retail sales increasing 17.5 percent for the calendar year; Dodge Durango had its best total sales year since 2005, up 37 percent over 2024. Jeep and Chrysler both posted yearly sales increases of 1 percent.
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
North America Dealer and Customer Financing
Stellantis Financial Services U.S. Corp (“ SFS U.S.”) provides U.S. customers and dealers with a complete range of financing options, including retail loans, leases, and floorplan financing. SFS U.S. is currently playing a predominant role in retail and leasing financing with a market share of approximately 18 percent and 90 percent respectively and a total market share of approximately 40 percent. As of December 31, 2025, SFS U.S. provided wholesale (i.e. floorplan and others) lines of credit to 264 dealers representing approximately 10 percent of the
Stellantis network in the U.S, with Bank of America and Ally Financial Inc. complementing wholesale funding offer to, approximately an additional 8 percent and 25 percent respectively, in 2025 Stellantis terminated the agreement with Santander Consumer USA Inc.
In Canada, our customers are served by cooperation agreements with local banks providing retail financing and leasing.
In April 2025, Stellantis acquired a 20.6 percent equity interest in STM Financial, SAPI de C.V., SOFOM, E.R.,
Grupo Financiero Inbursa (“STM Financial”), a Mexican financial services company. The investment supports
Stellantis’ strategy to strengthen its automotive financing capabilities in Mexico and aligns with its global objective to expand direct financial services in key markets. The investment is accounted for as an associate using the equity method. Under the terms of the agreement, Stellantis acquired 20.6 percent of the shares of
STM Financial, representing 49.9 percent of the rights and obligations related to the dealer portfolio and the newly originated retail customer portfolio. STM Financial operated with two share classes and, after a mid‑year redemption of Series A shares held by Inbursa, Stellantis’ ownership increased from 20.6 percent to 23.4 percent of total share capital at December 31, 2025 and is expected to increase to 49.9 percent over an estimated two‑year period.

Enlarged Europe
Enlarged Europe Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the Enlarged Europe segment for the periods presented:

Thousands of units (except percentages)	Years ended December 31,
	2025		2024		2023
Enlarged Europe(1)	Sales	Market Share	Sales	Market Share	Sales	Market Share
France	558	28.0%	599	28.5%	634	29.4%
Italy	493	28.7%	531	30.2%	591	33.5%
Germany	379	12.1%	416	13.4%	389	12.5%
UK	285	12.1%	299	12.9%	313	13.9%
Spain	213	15.9%	208	17.6%	221	20.2%
Other	494	10.7%	502	11.1%	546	12.5%
Europe(2)	2,422	16.0%	2,556	17.0%	2,695	18.3%
Other Europe(3)	32	2.9%	22	2.7%	18	2.4%
Total	2,454	15.1%	2,577	16.3%	2,713	17.5%
(1) Excludes banned Countries: Belarus, Russia
(2) European Union (“EU”) EU30 = EU27 (excluding Malta), Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Ministry of Infrastructure and Sustainable
Mobility (“MIMS”) and ANFAC Spain) and internal information
(3) Other Europe = Eurasia (Armenia, Azerbaijan, Georgia, Kazakhstan, Moldova, Uzbekistan) and other Europe (Albania, Bosnia, Kosovo,
Malta, Montenegro, North Macedonia, Serbia and Ukraine). Effective January 1, 2025, Israel and Palestine are reported within Enlarged
Europe (prior periods have not been restated)
Maserati excluded from volumes and market share of the region
Leapmotor excluded from Stellantis volumes and market share of the region
The following table summarizes new vehicle market share information and our principal competitors in Europe, our largest market in the Enlarged Europe segment:

	Years ended December 31,
Europe 30(1)	2025	2024	2023
Automaker	Percentage of industry
Volkswagen	25.1%	24.3%	24.0%
Stellantis(2)	16.0%	17.0%	18.3%
Renault	10.6%	10.7%	10.5%
Toyota	7.0%	7.4%	6.7%
Hyundai/Kia	7.0%	7.1%	7.5%
BMW	6.4%	6.2%	6.2%
Mercedes-Benz	5.8%	6.2%	6.2%
Ford	5.6%	5.5%	5.9%
Other	16.4%	15.6%	14.7%
Total	100%	100%	100%
(1) Europe 30 = 27 members of the European Union excluding Malta and including Iceland, Norway, Switzerland and UK
(2) Excluding Maserati
Leapmotor excluded from Stellantis volumes and market share of the region
Estimated market share information is derived from third-party industry sources (e.g., ANTS, MIMS and ANFAC Spain) and internal information
1 France, Germany, Italy, Spain, UK, Austria, Belgium, Luxembourg, Netherlands, Poland and Portugal

In 2025, the EU30 automotive market recorded results broadly in line with the previous year with new vehicle registrations at 15.1 million resulting in a slight growth of 0.9 percent compared to 2024.
In the EU30 passenger cars (“PC”) and commercial vehicles (“CV”) markets, Stellantis confirmed its second place position with a market share of 16 percent. Sales increased in Austria, Belgium, Luxembourg, Poland,
Portugal and Spain out of the G10(1). Stellantis confirmed its first place position in France, Italy and Portugal and its second place position in Germany, Spain, United Kingdom, Austria, Belgium, Luxembourg.
In the EU30 CV market, Stellantis Pro One confirmed its overall leadership with a share of 28.6 percent and first place in seven countries (Italy, France, Spain, Portugal, Belgium, Luxembourg, Austria and Poland) powered by
Citroën, FIAT Professional, Opel, Peugeot and Vauxhall and strong carlines leading the C- and E-van segments in Luxembourg, Belgium, France, Italy and Spain.
Stellantis’ performance is supported by iconic models such as the Peugeot 208 and 2008 both amongst the top
10 best sellers in the EU30, while Fiat Panda is leader of the A-segment with 24 percent market share. In the B-
hatch segment, Stellantis has three cars in the top six with Peugeot 208, Opel/Vauxhall Corsa and Citroën C3 collectively representing 24.3 percent market share. In the B-SUV segment, the Peugeot 2008 ranked in the top four with 172 thousand units sold. In the C-SUV, the Peugeot 3008 placed in the top five with 121 thousand units, up 23.4 percent in volume compared with 2024.
Stellantis confirmed its leadership of the BEV B-segment with more than 31 percent market share in the fast-
growing segment (a sales increase of 32.6 percent compared to 2024), with nine vehicles in the top 20.
Enlarged Europe Distribution
In Europe, we sell and service our vehicles through our own dealers (located in most European markets), independent dealers, retailers, and authorized workshops. In other markets and segments where we do not have a substantial presence, we have agreements with general distributors.
In 2023, Stellantis and its European dealers signed over 8,000 sales and 25,000 aftersales contracts in ten key
European countries. Their shared objectives include simplification, a multi-brand approach, customer-centricity, and quality assurance. Stellantis initially adopted the new retailer model in Austria, Belgium, Luxembourg, and the Netherlands in September 2023, and has been working to further enhance the model in these early adopter countries, allowing its network sufficient time to adapt in a competitive landscape with new entrants. In 2025,
Stellantis confirmed the dealer model as the standard commercial approach across Enlarged Europe countries excluding Austria, Belgium, Luxembourg and the Netherlands, reinforcing its strategic collaboration with the dealer network and supporting the collective ability to address the key challenges facing the automotive sector.
In Austria, Belgium, Luxembourg, and the Netherlands, the Company continued to advance the implementation of the new retailer model. Early indicators show a positive trajectory, with market share increasing by more than
1.4 percentage points compared with 2024 in Belgium, Luxembourg and Austria.
During 2024, Stellantis began distributing Leapmotor vehicles in Europe through LPMI. and has been introduced in more than 400 dealerships already representing our existing brands.
Stellantis continues to work closely with its dealer network, emphasizing their partnership to address the challenges of the automotive industry, including electrification.

Enlarged Europe Dealer and Customer Financing
The Stellantis leasing and financing activities are structured through the following partnerships:
(i)Leasys, a 50 percent held joint venture with Crédit Agricole Consumer Finance & Mobility dedicated to pan-
European multi-brand long-term operational leasing activities;
(ii)A partnership between Stellantis Financial Services Europe (“SFSE”), and BNP Paribas Personal Finance
(“BNPP PF”) related to financing activities carried-out through approximately a 50 percent interest in a joint-
venture operating in Germany, Austria and the UK; and
(iii)A partnership between SFSE and Group Santander Consumer Finance (“SCF”) related to financing activities carried out through 50 percent held joint-ventures in France, Italy, Spain, Belgium, Poland, the Netherlands
and through a commercial agreement with SCF in Portugal.
The partnerships with BNPP and SCF cover all Stellantis brands and the Leapmotor brand.
Middle East & Africa (“MEA”)
Middle East & Africa Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the Middle East & Africa segment for the periods presented:

Thousands of units (except percentages)	Years ended December 31,
	2025		2024		2023
Middle East & Africa	Sales	Market Share	Sales	Market Share	Sales	Market Share
Türkiye	360	26.3%	343	27.7%	419	34.0%
Algeria	58	85.4%	67	65.2%	56	86.5%
Morocco	43	18.2%	35	19.9%	33	20.7%
Gulf(1)	25	1.6%	30	2.0%	33	2.4%
Overseas France(2)	17	26.8%	19	28.5%	21	28.8%
Israel Zone(3)	—	—%	14	5.2%	21	7.4%
Egypt	13	9.1%	6	6.9%	8	10.8%
Other(4)	25	2.5%	24	2.6%	23	2.6%
Total	541	12.2%	538	12.4%	614	14.8%
(1) Includes: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, Untied Arab Emirates (“UAE”) and Yemen
(2) Includes: French Guiana, Mayotte, Reunion, Martinique and Guadeloupe
(3) Includes: Israel and Palestine. Effective January 1, 2025, Israel and Palestine are reported within Enlarged Europe (prior periods have not been restated)
(4) Excludes banned countries: Iran, Sudan and Syria
Leapmotor excluded from Stellantis volumes and market share of the region
Estimated market share information is derived from third-party industry sources of MEA countries (e.g., AMIC (Egypt), ODMD (Türkiye),
AMBG (Saudia Arabia, Qatar, United Arab Emirates, Yemen), AIVAM (Morocco) and internal information
Maserati excluded from volumes and market share of the region
In 2025, the total industry volume of Middle East & Africa increased by 2.4 percent. Sales increased by 0.6 percent with 3 thousand more deliveries.
Overall market share of the region reached 12.2 percent, down by 0.2 percent compared to 2024.

The market share decrease was primarily due to end of production of B-segment LCV in Türkiye and slow ramp up of local production in Algeria.
CV sales increased by 3.7 percent, up to 186 thousand units, representing a 21.3 percent market share.
The following table summarizes new vehicle market share information and our principal competitors in the
Middle East & Africa:

	Years ended December 31,
G5(1) Middle East & Africa	2025	2024	2023
Automaker	Percentage of industry
Toyota	18.1%	17.9%	18.6%
Stellantis(2)	13.7%	14.2%	17.7%
Hyundai/Kia	12.1%	12.6%	12.0%
Renault	8.6%	8.8%	9.2%
Volkswagen	8.0%	7.8%	7.4%
Ford	5.7%	5.9%	5.7%
Nissan	5.3%	5.6%	5.3%
Chery	3.5%	3.4%	2.2%
Other	25.0%	23.9%	21.9%
Total	100%	100%	100%
(1) G5: Türkiye, Morocco, Gulf, Overseas France and Egypt
Gulf: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE and Yemen
Overseas France: French Guiana, Mayotte, Reunion, Martinica and Guadeloupe
(2) Excluding Maserati
Leapmotor excluded from Stellantis volumes and market share of the region
Estimated market share information is derived from third-party industry sources of MEA countries (e.g. AMIC (Egypt), ODMD (Türkiye),
AMBG (Saudia Arabia, Qatar, United Arab Emirates, Yemen), AIVAM (Morocco)) and internal information
Middle East & Africa Distribution
In Türkiye, following the sale of Stellantis Otomotiv Pazarlama A.S. to Tofas in April 2025, the commercial activities of all Stellantis brands are now consolidated under Tofas, a joint venture with the Koç Automotive
Group (refer to Note 3, Scope of consolidation within the Consolidated Financial Statements included elsewhere in this report for additional information).
In Morocco the national sales company is in charge of distributing Alfa Romeo, Citroën, DS, FIAT, Jeep and
Peugeot. Opel is managed by a local importer. In South Africa we also operate through a national sales company that distributes Peugeot, Citroën, Opel, FIAT, Jeep and Alfa Romeo. In Algeria, a national sales company is in charge of distributing FIAT, while Opel is managed by local importer. In all other markets of the region, we distribute through agreements with local general distributors.
Middle East & Africa Dealer and Customer Financing
Stellantis’ retail‑financing activities in Türkiye were historically split between former FCA brands, handled by a
Tofas‑owned subsidiary, and former PSA brands, managed by an SFSE subsidiary working with several local financial institutions. Following the April 2025 agreement that designated Tofas as the distributor for all Stellantis brands, SFSE’s subsidiary BPF Pazarlama was sold to Tofas in December 2025. This move unified all dealer and customer financing under Koc Stellantis Finansman A.S., a 100 percent owned Tofas subsidiary.

In Morocco, in September 2025, Fidis S.p.A. which is a 100 percent owned by the Company, finalized the acquisition of 80 percent shareholding in AXA Credit, a regulated financial services company, from AXA
Assurance Morocco, with the intention to offer dealer and customer financing for all Stellantis brands in the country.
Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in South Africa and retail customer financing in Algeria.
South America
South America Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the South America segment for the periods presented:

Thousands of units (except percentages)	Years ended December 31,
	2025(1)		2024(1)		2023(1)
South America	Sales	Market Share	Sales	Market Share	Sales	Market Share
Brazil	751	29.3%	734	29.4%	687	31.4%
Argentina	177	30.5%	116	29.7%	120	28.2%
Other South America	67	5.3%	66	5.9%	72	6.4%
Total	994	22.6%	916	22.9%	879	23.5%
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers
Maserati excluded from volumes and market share
Excludes banned country: Cuba
Leapmotor excluded from Stellantis volumes and market share of the region
The following table summarizes new vehicle market share information and our principal competitors in Brazil, our largest market in the South America segment:

	Years ended December 31,
Brazil	2025(1)	2024(1)	2023(1)
Automaker	Percentage of industry
Stellantis(2)	29.3%	29.4%	31.4%
Volkswagen	17.6%	16.6%	16.4%
GM	10.8%	12.6%	15.0%
Hyundai/Kia	8.1%	8.5%	8.7%
Toyota	6.7%	8.2%	8.8%
Renault	5.1%	5.6%	5.8%
BYD	4.4%	3.1%	0.8%
Honda	4.0%	3.7%	3.3%
Chery	3.1%	2.4%	1.4%
Nissan	3.0%	3.5%	3.3%
Other	7.7%	6.3%	5.0%
Total	100%	100%	100%
(1) Estimated market share data presented are based on management’s estimates of industry sales data, which use data provided by
ANFAVEA (Associação Nacional dos Fabricantes de Veículos Automotores)
(2) Excluding Maserati
Leapmotor excluded from Stellantis volumes and market share of the region

Automotive industry volumes within the countries in the South America segment increased by 9.9 percent to 4.4 million units in 2025, which was primarily driven by Argentinian market growth of 48.5 percent, mainly due to improved economic recovery. The Brazilian market recorded a 2.5 percent increase in sales volume in 2025.
Stellantis’ maintained its market share leadership in South America despite a decline, from 22.9 percent in 2024 to 22.6 percent in 2025, as well as in Brazil and Argentina markets with 29.3 percent and 30.5 percent, respectively. FIAT is the brand leader in the region, maintaining its leadership position despite a decrease, from14.5 percent in 2024 to 14.2 percent in 2025. FIAT also led the pickup truck market in Brazil, with the Fiat
Strada, Toro, and Titano, launched earlier this year (together represent an aggregate of 42.1 percent market share in the segment). Jeep achieved 4.9 percent of the total industry sales in Brazil with 11.3 percent market share in the SUV segment.
South America Distribution
In Brazil and Argentina, distribution is through dealers of each brand, although it is common for the same distributor to have several stores in order to offer different brands. In other countries, distribution is through multi-
brand importers or dealers.
South America Dealer and Customer Financing
In the South America segment, we provide access to dealer and retail customer financing as well as rental products through captive finance companies and through strategic relationships with financial institutions.
In Argentina, following the completion of the sale of our 50 percent interest in FCA Compañía Financiera S.A. to
Banco BBVA Argentina S.A. (“BBVA”) in December 2025, we now operate two 50‑percent‑owned joint ventures with BBVA: FCA Compañía Financiera S.A., which serves the former FCA brands, and PSA Finance Argentina
Compañía Financiera S.A., which serves the former PSA brands. Both entities provide dealer and retail financing solutions.
In Brazil, we have three 100 percent owned captive finance companies that offers dealer and retail customer financing and rental services with Banco Stellantis S.A. mainly focusing on dealer financing, Stellantis
Financiamentos Sociedade de Credito, Financiamento e Investimento S.A. focusing on retail financing and
Stellantis Locadora de Automoveis Ltda focusing on rental services.

China and India & Asia Pacific
China and India & Asia Pacific Sales and Competition
The following table presents Stellantis’ vehicle sales and market share in the China and India & Asia Pacific segment:

Thousands of units (except percentages)	Years ended December 31,
	2025(1)(5)		2024(1)(5)		2023(1)(5)
China and India & Asia Pacific	Sales	Market Share	Sales	Market Share	Sales	Market Share
China(2)*	43	0.2%	48	0.2%	69	0.3%
Japan	25	0.7%	25	0.7%	33	0.8%
India(3)	11	0.2%	12	0.3%	17	0.4%
Australia	9	0.7%	11	0.9%	18	1.5%
Asean & General Distributors (“AGD”)(4)	8	0.2%	10	0.3%	12	0.3%
South Korea	3	0.2%	4	0.2%	7	0.4%
New Zealand	1	1.0%	1	1.2%	3	1.8%
China and India & Asia Pacific major Markets	101	0.3%	111	0.3%	157	0.4%
Other China and India & Asia Pacific	1	—%	1	—%	2	—%
Total	102	0.2%	113	0.3%	159	0.4%
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
Maserati excluded from volumes and market share
Leapmotor excluded from Stellantis volumes and market share of the region
In 2025, 24.2 million passenger cars were sold in China, which represents a 3.3 percent year-over-year increase. The automotive industry grew by 4.5 percent in India & Asia Pacific region, reaching 15.1 million vehicles sold. There was growth across all markets in the region. India led with a 5.8 percent increase, driven by strong performance from local brands and the reduction in the goods and services tax. Japan grew by 3 percent, supported by an 8.4 percent expansion in the compact‑car segment while the remainder of the market was stable. South Korea recorded a 5 percent increase, reflecting robust domestic SUV demand. AGD rose by
5.3 percent, primarily due to growth in Vietnam and Thailand. The Australian market grew modestly by 0.6 percent, with EV, plug-in hybrid vehicles (“PHEV”), and hybrid penetration increasing from 24 percent to 30 percent overall.
We sell a range of vehicles in the China and India & Asia Pacific segment, including small and compact cars, premium mid-size cars, UVs and LCVs. In the China and India & Asia Pacific segment we also distribute vehicles that are manufactured in the U.S. and Europe through our dealers and distributors.

China and India & Asia Pacific Distribution
In the key markets in the China and India & Asia Pacific segment (China, Australia, India, Japan, South Korea and AGD), Stellantis vehicles are sold through our 100 percent owned subsidiaries as well as general distributors in some markets or in China through DPCA to local independent dealers. Dongfeng Peugeot Citroën
Automobile Sales Co (“DPCS”) markets the vehicles produced by DPCA under various license agreements in
China, and a 100 percent owned national sales company in China operates and manages the import vehicles’
sales in China (except Maserati). We operate through national sales companies in Australia, Japan, India,
Malaysia and South Korea. In AGD and Australia & New Zealand, we have agreements with general distributors.
China and India & Asia Pacific Dealer and Customer Financing
In China, we operate100 percent owned finance and lease companies, Stellantis Automotive Finance Co., Ltd and Stellantis Leasing Services Co Ltd. These entities allow us to support our sales activities in China, offering to our dealer networks and retail and commercial customers a full range of wholesale and retail financing, as well as financial and operational leasing products. Cooperation agreements are also in place with third-party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and
Japan.
Maserati
The following table shows the distribution of Maserati sales by geographic regions and as a percentage of total sales for each of the years ended December 31, 2025, 2024 and 2023:

	2025 Sales	As a percentage of 2025 sales	2024 Sales	As a percentage of 2024 sales	2023 Sales	As a percentage of 2023 sales
U.S./Mexico	2,857	25.7%	4,807	32.6%	7,907	29.6%
Europe top 4(1)	3,126	28.1%	3,733	25.4%	6,035	22.6%
China	1,431	12.9%	1,209	8.2%	4,367	16.4%
Japan	755	6.8%	1,102	7.5%	1,729	6.5%
Other countries	2,958	26.6%	3,874	26.3%	6,651	24.9%
Total	11,127	100.0%	14,725	100.0%	26,689	100.0%
(1) Italy, United Kingdom, Germany and Switzerland
China includes Hong Kong
U.S. includes Mexico and Puerto Rico
In 2025, a total of 11.1 thousand Maserati vehicles were sold, a decrease of 3.6 thousand units compared to
2024. This result is mainly influenced by lower Grecale volumes, reduced appetite for western OEM luxury products in China, tariffs in U.S., reduction of product portfolio as three nameplates ended production at the end of 2023 and early 2024, and the impact of inventory reduction initiatives.
In Europe, depending on the country, access to dealer and customer financing for Maserati vehicles are either through joint ventures with BNPP PF or SCF. In China, our 100 percent owned captive finance companies,
Stellantis Automotive Finance Co. Ltd and Stellantis Leasing Services Co Ltd. provide dealer and retail financing and financial and operational leasing products. In the U.S., JPMorgan Chase Bank is the main financial services provider to retail customers, complemented also by SFS U.S. In other regions, we rely on local agreements with financial services providers for financing to dealers and end customers.

Cyclical Nature of the Business
As is typical in the automotive industry, Stellantis’ vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result could vary substantially from month to month and year to year.
Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence is low. Moreover, increases in inflation may lead to subsequent increases in the cost of borrowing and availability of affordable credit for vehicle financing, which may further cause retail consumers to delay the purchase of a new vehicle. In addition, Stellantis’ vehicle production volumes and related revenues could vary from month to month, sometimes due to plant shutdowns, which could occur for several reasons including raw material or component unavailability, production changes from one model year to the next and actions to balance vehicle supply and demand fluctuations and also to adjust dealer stock levels appropriately. Plant shutdowns, whether associated with model year changeovers or other factors such as temporary supplier interruptions or work stoppages, could have a negative impact on Stellantis’ revenues and working capital as
Stellantis continues to pay suppliers under established terms while Stellantis would not receive proceeds from vehicle sales. Refer to “Liquidity and Capital Resources—Liquidity Overview” included elsewhere in this report for additional information.
Legal Proceedings
Takata Airbag Inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a 100 percent owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of
Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida.
In November 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in
Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. Plaintiffs’ appeal of the grant of summary judgment was dismissed by the Court for lack of jurisdiction. In May 2024, the Court entered an order to allow FCA US’s renewed motions for summary judgment to address the remaining amended claims.
In June 2023, the Court entered an order preliminarily granting class certification for the amended complaint. In
July 2023, the Court revisited its class certification order and further narrowed the classes based on a recent
Court of Appeals decision. FCA US’ appeal of the Court’s preliminary order was denied.
Emissions
We face class actions and individual claims alleging emissions non-compliance in several countries. Several former FCA and PSA companies and Dutch dealers have been served with class actions in the Netherlands by
Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-
compliance of certain vehicles equipped with diesel engines. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, and are subject to a securities class action in the Netherlands, alleging misrepresentations by FCA. Class actions alleging emissions non-compliance has also been filed and are on-going in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 1,500 pending individual consumer claims alleging emissions non-compliance in Germany and approximately 70 individual consumer cases in Austria relating to former FCA vehicles.

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
2024 Financial Guidance
In August 2024, a putative securities class action complaint was filed in the U.S. District Court of the Southern
District of New York against Stellantis N.V. and certain of its former officers, alleging that the defendants made material misstatements relating to the Company’s 2024 financial guidance. Plaintiffs filed an amended complaint in March 2025 and a motion to dismiss was filed by Stellantis N.V. and the individual defendants in June 2025.
Government Inquiries
Emissions
We are subject to criminal and civil governmental investigations alleging emissions non-compliance in certain
European jurisdictions and we continue to cooperate with these investigations.
As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017,
Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in
June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in aggregate, material to the Company. Civil parties have joined the case and may seek further compensation. The

Public Prosecutor has requested that the companies involved be referred to criminal court on consumer fraud charges and a decision on whether to proceed is before the Investigating Judge.
In May 2023, the German authority, Kraftfahrt-Bundesamt (“KBA”) notified Stellantis of its investigation of certain
Opel Euro 5, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, FIAT and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. Stellantis
Europe is cooperating with the KBA and the relevant homologation authority. In January 2024, the KBA advised that the Opel vehicles, equipped with Euro 5 engines, are non-compliant. At the KBA’s request, during the first half of 2024, Opel submitted a plan to bring the vehicles into compliance. In July 2024, Opel received a formal decision of non-compliance from the KBA regarding its vehicles equipped with Euro 5 diesel engines. Although we objected to this formal decision, we continue to cooperate with the KBA inquiries and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
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
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. At the Public
Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. In
March 2025, the Public Prosecutor of Frankfurt am Main determined that Stellantis Europe and certain affiliated subsidiaries had negligently breached supervisory duties and imposed a fine in an amount that is not material to the Company. The decision did not involve a finding of intent or fraud and is now final.
In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat Ducato Euro 5 and Euro 6 vehicles based on tests performed at the EC’s request. We have cooperated with the MIT in its substantive responses to EC.
Stellantis entities, among other OEMs, have received questions from the Driver and Vehicle Standards Agency in the UK (“DVSA”) regarding a market surveillance activity to assess vehicle emissions for compliance with regulations and Court of Justice of the European Union rulings. Correspondence with DVSA has progressed during 2025 and the timing of any final DVSA decision is uncertain at present. In October 2025, the French
Market Surveillance Authority (“SSMVM”) requested information about certain Stellantis diesel vehicles regarding alleged possible NOx over-emissions and exhaustive technical explanations have been provided to the authority.
Takata Airbag Recalls
We are subject to, and are cooperating with, criminal investigations and regulatory proceedings in several
European jurisdictions relating to the recall of Stellantis vehicles equipped with Takata airbags.
Environmental and Other Regulatory Matters
At Stellantis, we engineer, manufacture and sell our products and offer our services around the world, subject to regulatory requirements applicable to our products that relate to vehicle emissions, fuel economy, emission control software calibration and on-board diagnostics and vehicle safety, as well as those applicable to our manufacturing facilities that relate to stack emissions, the management of waste, water and hazardous materials, prohibitions on soil contamination, and worker health and safety. Our vehicles and their propulsion systems must also comply with extensive regional, national and local laws and regulations, including those that regulate end-
of-life vehicles (“ELVs”) and the chemical content of our parts.
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
information.
Automotive Tailpipe Emissions
Numerous laws and regulations place limits on vehicle emissions, including standards on tailpipe exhaust emissions and evaporative emissions. These standards govern a category of emissions called “criteria emissions” that does not include greenhouse gases (“GHGs”). Related laws impose requirements on how vehicle emission control systems are designed to ensure emissions are controlled in normal, real driving conditions, as well as requirements to employ diagnostic software to identify and diagnose problems with emission control components, which if undiagnosed could lead to higher emissions. This diagnostic software is called an on-board diagnostic system (“OBD”).
Regulations also require manufacturers to conduct vehicle testing to demonstrate compliance with these emissions limits for the useful life of a vehicle.
These requirements become more challenging each year and we expect these emissions and requirements will continue to become even more stringent worldwide.
North America Region
The U.S. Environmental Protection Agency (“EPA”) has established federal Tier 4 emissions standards and
California Air Resources Board (“CARB”) has adopted Low Emission Vehicle (“LEV”) IV emission standards. EPA and CARB both review manufacturers’ emission control software design as part of their emission certification evaluation, whereas EPA has historically delegated the administration of OBD software requirements to CARB.

In addition to its LEV IV emissions standards, CARB also adopted regulations requiring that a certain percentage of cars and light-duty trucks sold in California qualify as zero emission vehicles (“ZEV”), such as electric vehicles, hybrid electric vehicles or hydrogen fuel cell vehicles. Advanced Clean Cars II Regulations (“ACC II”)
requires that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year. Certain other states adopted CARB’ light-duty ZEV standards. Similarly, Quebec has amended its light-duty regulations to require that ZEV sales increase to 100 percent of new vehicle sales by the 2035 model year.
EPA and CARB also set heavy-duty vehicle criteria emissions standards. CARB’s Omnibus Low NOx regulation was scheduled to take effect in 2024 model year and reflects a 75 percent reduction in NMOG+NOx from prior levels, with a further reduction in 2027 model year. EPA’s Clean Trucks Program is scheduled to take effect in
2027 model year and is similar in stringency to CARB’s Omnibus Low NOx regulation.
Similar to its light-duty rule, CARB adopted regulations requiring medium- and heavy-duty vehicle manufacturers to sell a specified percentage of ZEVs. The Advanced Clean Trucks (“ACT”) regulation has annually increasing
ZEV sales requirements for medium- and heavy-duty manufacturers which increase to 100 percent battery electric or fuel cell electric vehicles in 2036 model year. In 2023, Stellantis, along with other industry members, signed on to the Clean Trucks Partnership (“CTP”), which relates to the CARB Omnibus Low NOx and ACT regulations.
In May 2025, the United States Senate joined the House of Representatives in adopting H.J. Res. 87, 88, 89
(119th Congress), which disapproved the Clean Air Act preemption waivers for the CARB ACC II regulations,
CARB Omnibus Low NOx regulations, and the ACT regulations and in June 2025, President Trump signed the resolutions into law, thereby disapproving the CAA waivers and eliminating CARB’s ability to enforce the underlying regulations. California is challenging the resolutions in the Northern District of California. In addition, certain heavy-duty manufacturers are seeking relief from CARB enforcement of certain regulations and the CTP in the Eastern District of California.
Enlarged Europe Region
In Europe, emissions are regulated by the EU and the United Nations Economic Commission for Europe. EU
Member States can provide tax incentives/contributions for the purchase of vehicles that are rated as ZEVs or for vehicles that meet emission standards earlier than the compliance date. Vehicles must meet emission requirements and receive specific approval from an appropriate Member State authority before they can be sold in any EU member state, and these regulatory requirements include random testing of newly assembled vehicles, in-service conformity testing and market surveillance testing of vehicles in the field for emission compliance.
Euro 6 emission levels are currently in effect for all passenger cars and light commercial vehicles which required additional technologies and increased the cost of engines compared to prior standards. These technologies have put additional cost pressure on the already challenging European market for small and mid-size vehicles.
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

A new Euro 7 regulation was published in May 2024 and some portions of the new regulation will apply beginning in late 2026. The primary new requirements of the new Euro 7 regulation are the introduction of limits for particles emitted by brakes and tire abrasion, as well as stringent battery durability requirements.
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
South America Region
Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow
European procedures, standards and OBD requirements. In Brazil, vehicle emission standards are regulated by the Ministry of the Environment. Under the current phase of regulations (PROCONVE L8), which went into effect in January 2025 with new requirements, the Company has fleet target limits (U.S. BIN methodology) and RDE compliance factors, increasing in stringency from 2025 to 2031. Argentina has implemented regulations that mirror the EU Euro 5 standards. In Chile, Euro 6c became effective in late 2025.
China and India & Asia Pacific Region
China 6 standards have been applied nationwide beginning in January 2021 with China 6a thresholds and China
6b thresholds beginning in July 2023. China 6a and 6b have more stringent tailpipe emissions thresholds than
Euro 6, implement OBD requirements similar to U.S. OBD II and evaporative emission control requirements, and add RDE and U.S. onboard refueling vapor recovery requirements. Beginning July 2023, a more stringent RDE conformity factor was also implemented and emission durability mileage was extended to 200,000 kilometers. A preliminary study on China 7 emissions has been initiated which, in addition to the regular emissions pollutants, may add ammonia, brake wear particles and green house gas emissions to the regulations. China 7 may also set corporate fleet average emissions requirements. OBD requirements are expected to accommodate BEVs, including with the addition of remote OBD and traction battery durability requirements. China 7 is not expected to be implemented until 2029.
South Korea has implemented regulations on all gasoline vehicles, including mild hybrid electric vehicles
(“MHEVs”) and PHEVs, that are similar to California’s LEV III regulations and, beginning in 2026, will implement regulations that are similar to LEV IV regulations, while diesel vehicles are required to meet Euro 6 emissions requirements. Japan has adopted the UN R154, which is WLTP without highway speeds and scenarios known as the Extra High phase, for all vehicle models.
India has implemented nationwide Bharat Stage VI (“BSVI”) Emission norms (equivalent to Euro 6). Stage 2 of
BSVI norms with more stringent OBD limits, RDE and an in-use performance ratio came into effect in April 2023.
E20 reference fuel is used for BSVI and became mandatory from April 2025. Additionally, a draft government notification proposed to change the emission test cycle from Modified Indian Driving Cycle to WLTP beginning in
April 2027.
Australia is mandating Euro 6d emissions standards, with implementation in December 2025 for new vehicle models submitted for certification and an implementation date of July 1, 2028 for vehicle models that were already certified under previous standards.

Automotive Fuel Economy and Greenhouse Gas Emissions
North America Region
In the U.S., the National Highway Traffic Safety Administration (“NHTSA”) sets minimum corporate average fuel economy (“CAFE") standards for fleets of new passenger cars and light-duty trucks sold in the U.S. CAFE standards apply to all domestic and imported passenger car and light-duty truck fleets and currently target fuel economy increases through model year 2031. Historically, the failure to meet NHTSA CAFE standards resulted in the payment of civil penalties. However, recent legislation has effectively eliminated civil penalties for failing to meet CAFE standards.
In the past the EPA has also promulgated a GHG rule for light-duty vehicles under the federal Clean Air Act, the stringency of which increases year-over-year through model year 2031. However, in February 2026 the EPA announced its decision to eliminate GHG standards for light-duty motor vehicles.
In March 2022, the EPA reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, GHG emission standards for passenger vehicles and light duty trucks (the “California Waiver”). Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s
GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply”
mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by CARB, the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs were retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. To settle and resolve CARB’s regulation of automotive GHG emission reductions for model years 2021-2026 and to obtain greater certainty regarding continuing automotive
GHG emission reduction and zero-emission vehicle requirements, Stellantis and CARB entered into a Settlement
Agreement that sets forth GHG fleet commitments for model years 2021-2026.
For heavy duty vehicles (>8,500 pound gross vehicle weight rating), the U.S. GHG and fuel consumption standards are utility based (payload and towing) and are increasing in stringency through 2032 and 2035, respectively. Heavy-duty vehicles which exceed 14,000 pounds gross vehicle weight rating also have GHG and fuel consumption standards based on service class and usage with increasing stringency through 2032 for
GHG, and 2027 for fuel consumption. However, in February 2026 the EPA announced its decision to eliminate
GHG standards for all heavy-duty vehicles.
The Canadian market has adopted GHG standards derived from the U.S. government’s footprint-based structure and generally align with its technology-adoption compliance approach.
Mexico adopted a fleet average target for CO2 per kilometer, using the U.S. government’s footprint-based regulatory structure. Starting in model year 2025, the stringency of the annual target will increase annually and will do so until model year 2027, when it will reach 85.0-116.7 grams of CO2 per kilometer.
Enlarged Europe Region
Each vehicle manufacturer must meet a specific registrations-weighted fleet average target for tailpipe CO2 emissions for units registered in the EU in the calendar year. From 2025, the European regulations set a base fleet target of 93.6 grams of CO2 per kilometer for passenger cars (M1) and 153.9 grams of CO2 per kilometer for light commercial vehicles - LCVs (N1), a 15 percent reduction from 2021 levels (for both passenger cars and
LCVs). European regulations includes further target reductions in CO2 the in following years. In 2030, a 55 percent reduction for passenger cars and a 50 percent reduction for LCVs are required from 2021 levels; and in
2035, a 100 percent reduction is required from 2021 levels (for both passenger cars and LCVs).

Non-compliance with the fleet average targets will result in financial penalties to the manufacturer of €95 per CO2 gram over the target amount multiplied by the number of vehicles registered in the EU. In 2025, the European
Commission approved a measure to assess the CO2 compliance over a three-year period (2025 - 2027) for both
M1 and N1.
Other countries in Enlarged Europe region outside of the EU perimeter, such as the UK and Switzerland, introduced specific regulations aimed to reduce vehicle CO2 emissions and fuel consumption. The UK implemented a regulation beginning in 2024 with obligations for manufacturers to achieve a minimum percentage of ZEVs increasing each year and reaching 100 percent in 2035, and specific targets on CO2 for non-ZEV CO2 fleet. The UK CO2 regulation includes several flexibilities such as a credit banking/borrowing and a trading system.
South America Region
In Brazil, the MOVER program, which follows the same concept as ROTA 2030, proposes to establish new mandatory requirements for vehicle commercialization, including a new vehicle labeling program, commitments to achieve new minimum level of energy efficiency, structural performance and driver assistance and a commitment to achieve recyclability and recoverability rates.
The MOVER regulations for CO2 and fuel efficiency will start on October 1, 2026 and proposes to incorporate two fleet categories split into: combined passenger cars and large SUV, and LCVs. Among other things, the rule rewards the improvement of energy efficiency by adopting ethanol fuel and electric vehicle (“EV”) technologies and provides credit flexibilities for technologies that provide benefits in conditions that are not seen on the standardized government test cycles.
Although there is no current mandatory greenhouse gas requirement in Argentina, in 2022 the government implemented a comparative labeling based on the European statements (NEDC cycle).
In Chile, the country’s first energy efficiency laws which include the vehicle sector, were published in 2021. The regulations defining fuel economy technical rules and targets for light duty vehicles were published in 2022 and implemented in 2024, while regulations defining rules and targets for medium-duty vehicles were published in
2024 and are expected to be implemented in 2028.
China and India & Asia Pacific Region
China has adopted WLTP for ICE vehicles and PHEVs and a unique Chinese test cycle is applied to BEVs. The
2021-2025 Phase V Corporate Average Fuel Consumption (“CAFC”) rules increase in stringency, reaching a target of 4.6 liters per 100 kilometers by 2025. The 2026-2030 Phase VI CAFC regulation was released in 2025, which will tighten up the CAFC target to 3.3 liters per 100 kilometers by 2030.
New Energy Vehicles (“NEVs”) consist of PHEVs, BEVs, and fuel cell vehicles, which generate positive NEV credits, improve CAFC performance in the CAFC calculation, subject to meeting certain criteria. Currently, off-
cycle credit flexibilities in China are available in the areas of high efficiency air conditioning and regenerative braking technologies, subject to meeting certain standards. China also formulated the electric consumption limit regulation for BEVs in 2025, which is the first such requirement to be implemented globally.

China’s Ministry of Industry and Information Technology have released administrative rules regarding CAFC and
NEV credits. Non-compliance with the CAFC target in these administrative rules can be offset through carry-
forward CAFC credits, transfer of CAFC credits within affiliates, the OEMs use of its own NEV credits, or the purchase of NEV credits. Non-compliance with the NEV credit target can be offset either by the purchase of NEV credits or the OEM’s own eligible carry-forward NEV credits. The homologation of new products that exceed
CAFC targets will be suspended for OEMs that are unable to offset CAFC and/or NEV deficits until the deficits are offset.
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
Management of end-of-life products
Vehicles
In the EU, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC) (the “EU ELV Directive”), all OEMs are
required to set up a “take-back network” with approved treatment facilities that accept vehicles from their owners when such vehicles have reached the end of their lives.
The EU is reviewing the EU ELV Directive and the EU RRR (reusability, recyclability and recoverability) directives and a new ELV regulation is anticipated to be finalized in early 2026 and effective on staggered dates, depending on the relevant provision. The new regulation aims to integrate the principles of eco-design and the obligations of recycled materials in new vehicles, for better management of ELVs and better efficiency by reducing illegal export of ELVs out of the EU, increasing the quantity and quality of recycled materials, and defining a fair allocation of costs between stakeholders.
In France, in anticipation of the final EU regulation, the government published a new ELV Decree (2022/1495) in
November 2022 regulating “enlarged producer responsibility” and aims to reduce illegal activity, take charge of abandoned ELVs, and offer a free service for collection of ELVs from the last owners residing in France and the
French overseas territories. Under the decree, each OEM must directly assume the collection and processing of the ELVs under its brands, either through a collective non-profit system or an individual system of a particular
OEM, approved by the French authorities. In 2024, implementing rules defining the requirements for the eco-
organisms and individual systems were established. In July 2024, Stellantis obtained the agreement of the
French authorities to establish an “individual system” to manage all Stellantis ELVs.
In Brazil, the MOVER program is based on the European ELV regulations and aims to promote vehicle recycling by establishing minimum requirements for vehicle recyclability, such as recycling and recovery rates, mandatory identification of recyclable parts and dismantling manuals, and implementation of potential tax incentives for exceeding the targets and removing ELVs for dismantling and recycling purposes.

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
The regulatory requirements in Canada generally align with U.S. regulations, but the Canadian Motor Vehicle
Safety Act grants the Minister of Transport the power to mandate that manufacturers report defects or non-
compliance that it deems are a safety issue. A regulation implementing administrative monetary penalties became effective in 2023.
New safety requirements applicable to vehicles sold in the U.S. include a requirement to add a seat belt reminder system to the front seat (for the passenger) and to the rear seat(s). Vehicles manufactured on or after
September 1, 2026, must meet the front seat requirement, while the rear seat requirement applies to vehicles built on or after September 1, 2027. NHTSA is reviewing a petition to postpone each deadline by one year.
Additional upcoming regulations also require new vehicles built on or after September 1, 2029 to be equipped with automatic emergency braking systems. In the meantime, NHTSA has announced its intent to propose a two-
year extension of the compliance deadline, but no formal proposal has been issued.

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
Mandatory software updates for registered vehicles are also anticipated in the EU, pending national implementation by each Member State in accordance with registration rules. The current GSR includes provisions on mandatory active safety features for newly registered vehicles, such as lane departure warning systems, advanced driver distraction warning, intelligent speed assistance, and advanced emergency braking.
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
China and India & Asia Pacific Region
In China, a mandatory comprehensive event data recorder regulation, which is more complex and expansive than equivalent U.S. regulations, was implemented on new passenger vehicles beginning in 2022. More stringent impact testing regulations, including all-new pedestrian protection and revisions for side and rear impacts, will be implemented in the 2026-2028 timeframe. The mandatory eCall requirement will be introduced starting in 2027 and new regulations on the Level 2 automated driver assist systems and the restriction of flush door handles are expected to be released in 2026 and enforced in 2027. China will also implement traction battery safety regulations for electric vehicles, which will be the most stringent requirements globally, beginning in July 2026.
A rating system similar to the U.S. NCAPs, known as C-NCAP, employs a strict rating structure to reduce the number of five-star rated vehicle models. Moreover, the China Insurance Auto Safety Index, similar to IIHS, enforces stringent standards for passenger and pedestrian protection and technologies directed at driver assistance. Compliance with these systems and standards introduce additional obligations for safety testing and added mandated safety features.
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

To comply with these requirements, Stellantis utilizes environmental management system (“EMS”) on its operations, which are designed to ensure compliance with applicable regulatory requirements and reduce the environmental impact of our manufacturing activities. This program operationalizes our commitment to responsible environmental management of our manufacturing methods and processes. We have established a corporate requirement that all of our manufacturing facilities become certified under the EMS requirements set forth in the ISO 14001 standard (ISO is an international standard-setting organization). As of December 31,
2025, the majority of Stellantis manufacturing plants had an ISO 14001 certified EMS in place.

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
For a discussion of 2024 results compared to 2023 results, see “FINANCIAL OVERVIEW - Management's
Discussion and Analysis of the Financial Condition and Results of Operations” included in our 2024 Annual
Report and Form 20-F, as filed with the SEC on February 27, 2025, which specific discussion is incorporated herein by reference.
Trends, Uncertainties and Opportunities
The trends, uncertainties and opportunities facing Stellantis are summarized below:
Shipments and Dealer Inventories. Vehicle shipments are generally driven by expectations of consumer demand for vehicles, which is affected by economic conditions, competition from other OEMs, the appeal of our vehicle portfolio, the availability and cost of dealer and customer financing, and incentives offered to retail customers. In the short and medium term, shipments are also affected by the level of inventories held by dealers. When dealer-owned inventories are unusually high, dealers typically decrease their orders for new vehicle shipments. For example, a significant build-up in dealer inventories, particularly in the U.S., adversely affected our shipments in 2024. Although U.S. dealer inventory levels normalized in December 2024, increased dealer-owned inventories impacted our vehicle pricing and profitability in 2024. U.S. dealer inventories remained normalized in 2025, and supported the improvement of shipments in North America compared to 2024.
As discussed in more detail under “Product Development and Technology” below, a key driver of consumer demand for our vehicles and, consequently, our level of vehicle shipments, is the continued refresh, renewal and evolution of our vehicle portfolio. In 2026, shipments in North America are expected to be impacted by the introduction of the all-new 2026 Jeep Cherokee and internal combustion variants of the Dodge Charger, as well as incremental shipments of the recently re-introduced 5.7-liter HEMI V-8 version of the Ram 1500.
Tariffs and Trade Policy. There has been a recent and significant increase in tariffs and duties between the
U.S. and its trading partners, including China, Canada, Mexico and the European Union. The scope and magnitude of these tariffs going forward are likely to have a materially negative impact on our profitability, particularly in North America. For example, the applicability and magnitude of tariffs on the all-new 2026 Jeep
Cherokee, which began production at our assembly plant in Toluca, Mexico in late 2025, is expected to have a significant negative impact on its profitability. Tariffs or duties implemented between the U.S. and its trading partners or among other major economies may also result in increased productions costs, higher consumer prices and reduced consumer demand for our products, which may impact their shipment volumes and profitability. In addition, the availability of components and raw materials may be adversely affected. The future impact of changes in trade policies is uncertain and difficult to predict, which could also impede our ability to plan production decisions and introductions of new vehicles to our vehicle portfolio. Refer to “Production Costs”
below for a further discussion of import duties.

Electrification. The impact of the transition to electrification on our results will continue to be complex and difficult to predict. We have recently undertaken a comprehensive reassessment of our electrification strategy and while electrification remains a core component of our product plan, our approach has shifted toward a more demand‑led and regionally differentiated transition, emphasizing flexibility across powertrains, including BEV, hybrid, REEV and ICE.
As a result of our reassessment, we recognized significant charges in 2025 related to the realignment of our product plans and electrification roadmap, including the cancellation of certain EV programs that were not expected to achieve profitable scale under revised assumptions, as well as impairments of certain vehicle platforms and actions to resize our EV supply chain, including battery manufacturing capacity.
The timeline of our transition to electrification, and the duration and magnitude of its positive and negative effects on our margins and results of operations remain highly uncertain. Refer to “Vehicle Profitability” below for a discussion of margins on the sale of non-ICE vehicles. Refer also to “Risk Factors—Our future performance depends on our ability to accurately predict market demand for electrified vehicles” included elsewhere in this report for additional information.
Regulation. We are subject to a complex set of regulatory regimes throughout the world in which vehicle safety, emissions and fuel economy regulations have become increasingly stringent and the related enforcement regimes increasingly active in certain markets, including the EU, while other markets have begun loosening emissions and fuel economy regulations and have announced proposals to reduce vehicle safety requirements.
For example, in 2025 the U.S. eliminated CAFE fines with the enactment of the One Big Beautiful Bill Act
(“OBBB”) and in 2026 the EPA announced the elimination of GHG standards for light-, medium- and heavy-duty motor vehicles.
Changing government policies and policy divergence among our key markets may negatively impact the return on investments we have made, impair the value of related assets, and may make it more difficult to plan future investments. These developments may affect our vehicle sales as well as our profitability and reputation. We are subject to applicable national and local regulations with which we must comply in order to continue operations in every market, including a number of markets in which we derive substantial revenue. Planning, developing, engineering and manufacturing vehicles that meet these requirements and therefore may be sold in those markets requires significant management time and financial resources. These investments reflect industry-wide compliance requirements and are expected to support ongoing operations within the evolving regulatory framework.
Product Development and Technology. A key driver of consumer demand, and therefore our performance, is the continued refresh, renewal and evolution of our vehicle portfolio, and we have committed significant capital and resources toward the introduction of new vehicle platforms and new software technologies. In order to realize a return on the significant investments we have made and intend to make, and to achieve competitive operating margins, we will have to continue significant investment in new vehicle launches.
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
In order to meet expected changes in consumer demand, regulatory requirements and tariff and trade policy, and in consideration of the environmental, economic and social impacts of the Company’s activities, we intend to continue to invest significant resources in product development and research and development. In addition, we expect to continue to invest in software-based technologies including autonomous driving developments.
While we seek to optimize our research and development investments, we acknowledge that we are currently in a cycle of significantly higher investments, which is expected to lead to higher amortization charges once the subject assets start production. The recovery of and return on capitalized investments depend on future factors such as customer preference, competition, pricing and other market and regulatory developments, and if such future factors are adverse they may lead to write-offs and lower profits.
Vehicle Profitability. Our results of operations reflect the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size and model, the content of those vehicles, brand positioning, and the mix of electric, hybrid and ICE. Vehicle profitability also depends on sales prices to dealers and fleet customers, net of sales incentives, costs of materials and components, as well as transportation and warranty costs, as well as tariff and trade policy.
Our larger vehicles, such as UVs and pickup trucks, have historically been more profitable on a per vehicle basis than smaller vehicles. Consumer preferences for certain larger vehicles, such as SUVs, are high, particularly in the U.S., however, there is no guarantee this trend will continue and there is evidence that U.S.
consumer demand may be shifting toward midsize vehicles in response to increases in fuel prices, inflation and interest rates.
In addition, against a backdrop of significant technological development, changing consumer patterns and new competitive forces, the cost of complying with tightening regulatory requirements could negatively impact our profitability. Vehicle models that are equipped with BEV or hybrid propulsion systems tend to have lower margins than ICE vehicles, with the significant costs of batteries largely accounting for this differential.
Government incentives for BEV or hybrid vehicles can have the effect of supporting pricing and mitigating such margin differential but the level of incentives depends on political support and can vary over time. In the U.S., most such incentives were phased out in 2025. We expect that in the near term the profitability of BEV or hybrid vehicles will continue to lag behind ICE vehicles.
Recently introduced ICE models are generally more profitable than older models, and vehicles equipped with additional options are generally more profitable than those with fewer options. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles.
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
Our ability to maintain or increase pricing has impacted, and will continue to impact, our results of operations and profitability. In 2024, relatively high retail pricing, together with a gap in our product portfolio refreshment, contributed to an unusually high level of dealer-owned inventories particularly in the U.S. To address these inventory levels we repositioned our pricing relative to peers and implemented incentives which had an adverse impact on our net pricing. In 2025, net pricing declined in North America, Enlarged Europe and South America and improved in Middle East & Africa.
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
Although several central banks began to lower interest rates in 2024 and 2025 following increases in prior years, inflation and inflation expectations remain uncertain and the cost of consumer credit in the medium term is unclear.
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
Production costs may also be affected by significant fluctuations in raw material prices. As recently as 2022, we experienced a strong surge in raw material costs, which adversely affected our results in that period. To the extent our raw material costs increase in the future and we are unable to mitigate the effects of such increases, our profitability could be impacted.
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
Labor cost is also a meaningful portion of our production costs. Consistent with recent broader inflationary trends, the terms of collective bargaining agreements that we entered into in 2023, including with the UAW in the
U.S. and Unifor in Canada, involved significant increases in wages and other costs. Our collective bargaining agreements with the UAW and Unifor expire in 2028 and 2026, respectively.
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
operations) against the Euro generally would have a positive effect on our financial results, which are reported in
Euro, and on our operations in relation to sales in those countries of vehicles and components produced in
Europe. For example, in 2025 unfavorable foreign currency translation negatively impacted our Net revenues by approximately €5.9 billion, primarily driven by weakening of the U.S. Dollar, Turkish Lira, Canadian Dollar and
Brazilian Real against the Euro.
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
Consolidated shipments includes vehicles distributed by our consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in Consolidated shipments, Combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). The following table sets forth vehicle shipment information by segment. Vehicle shipments are generally aligned with current period production, which is driven by plans to meet consumer demand. Revenue is recognized when control of our vehicles, services or parts has been transferred and the Company’s performance obligations to customers has been satisfied. The
Company has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors, fleet customers or directly to retail customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts were made available to the customer, or when the vehicles or service parts were released to the carrier responsible for transporting them to the customer. New vehicle sold with residual value guarantees provided by the Company are recognized as revenue when control of the vehicle is transferred to the customer, except in situations where the Company issued a put option for which there is a significant economic incentive to exercise, in which case the contract is accounted for as an operating lease.
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

	Years ended December 31,
(thousands of units)	2025	2024
North America	1,472	1,432
Enlarged Europe	2,490	2,576
Middle East & Africa	453	423
South America	1,000	912
China and India & Asia Pacific	61	61
Maserati	8	11
Total Consolidated shipments	5,484	5,415
Joint venture shipments	89	111
Total Combined shipments	5,573	5,526
For discussion of shipments for North America, Enlarged Europe, Middle East & Africa, South America, and
China and India & Asia Pacific and Maserati for 2025 as compared to 2024, refer to “Results of Operations -
Results by Segment” included elsewhere in this report for additional information.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-
GAAP”) financial measures: Adjusted operating income, Adjusted operating income margin, Industrial free cash flows, and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. We also present the non-GAAP measure, Adjusted diluted EPS which is not used to monitor our operations but which we believe provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with IFRS as issued by the IASB, as well as IFRS as adopted by the European Union.
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
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/
liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe it is useful for investors to report the Industrial net financial position to assist in comparability with the industrial operations of our peers. Refer to “ Liquidity and Capital Resources —Industrial
net financial position” for included elsewhere in this report for additional information.

Results of Operations
Strategic plan undergoing reassessment
In 2022, Stellantis introduced its Dare Forward strategic plan, establishing long-term electrification targets of 100 percent EV sales in Europe and 50 percent in the United States by 2030. Over the subsequent years, the
Company focused on expansion of its electric vehicle capabilities while continuing to offer a broad range of hybrid and internal combustion engine solutions to meet diverse customer needs.
Following the leadership transition in mid-2025, newly appointed executive leadership initiated and is overseeing a comprehensive reassessment of the Company’s long-term strategy, including its climate transition roadmap.
This reassessment forms part of a broader reset of the business and is being conducted in preparation for the communication of a new strategic plan. This review encompasses major programs and product plans with the objective of realigning the Company’s strategy, portfolio and investment priorities with real-world customer preferences, market demand and evolving regulatory frameworks, while also addressing the effects of prior operational and execution challenges, targeting to re-establish the conditions for sustainable, profitable growth.
The strategic reassessment reflects a revised view on the expected pace of the energy transition in certain markets, informed by customer purchasing behavior, affordability considerations, infrastructure readiness and incentive frameworks. While the Company remains committed to the development of electrified powertrains, including BEVs, the review emphasizes a demand-led approach to adoption and the importance of maintaining flexibility across powertrain technologies.
Separately, the Company experienced commercial and operational headwinds in its key European and U.S.
markets during 2024 and the first half of 2025, including quality related challenges associated with new platforms and powertrains and broader inflationary cost pressures. These factors further reinforced the need for the strategic reassessment undertaken by the new executive leadership.
The updated strategy will be communicated at the Investor Day in May 2026.
As a result of the strategic reassessment and business reset led by the new management team, the Company recognized significant charges during the year ended December 31, 2025. These charges primarily relate to impairments of vehicle platforms, product plan realignments and associated costs, costs related to resizing of the EV supply chain, and the discontinuation of the hydrogen fuel cell development program. These items reflect the cost of aligning the Company’s product plans, manufacturing footprint and investment profile with revised strategic priorities and market demand. The nature and financial impact of these charges, which were all excluded from Adjusted Operating Income (“AOI”), are detailed below.

2025	Cost of Revenues	Research and development costs	Gains/ (losses) on disposal of investments	Share of the profit/(loss) of equity method investees	Total
(€ million)
Platform impairments	2,730	3,853	—	—	6,583
Costs related to product plan realignments and program cancellations	6,989	2,083	—	—	9,072
Battery JVs	—	—	1,571	483	2,054
Hydrogen fuel cell program discontinuation	338	286	—	470	1,094
Total	10,057	6,222	1,571	953	18,803

Platform impairments
As part of the strategic reassessment, the Company revised its volume and profitability projections, including the cancellation of certain vehicle programs. As a result, indicators of impairment were identified for several vehicle platform cash generating units (“CGUs”), and impairment tests were performed. Refer to Note 2, Basis of preparation - Material accounting policies - Impairment of long-lived assets, within the Consolidated Financial
Statements included elsewhere in this report for additional information.
Based on the results of these impairment tests, for the year ended December 31, 2025, the Company recognized total impairment charges of €6.6 billion, comprising:
•€2.7 billion recognized within Cost of revenues, relating to property, plant and equipment, primarily tooling;
and
•€3.9 billion recognized within Research and development costs, primarily relating to the write off of capitalized development expenditures.
The impairment charges were recognized in North America (€5.7 billion), Maserati (€0.6 billion) and Enlarged
Europe (€0.3 billion).
Costs related to product plan realignments and program cancellations
As part of the strategic reassessment, the Company cancelled certain future products that were not expected to achieve profitable scale, including the previously planned Ram 1500 BEV, reflecting alignment with customer demand and changes in the U.S. regulatory framework.
As a result, the Company recognized asset write offs and other costs related to product plan realignments and program cancellations.
For the year ended December 31, 2025, product plan realignments and program cancellations resulted in total charges of €9.1 billion, comprising:
•€7.0 billion recognized within Cost of revenues; and
•€2.1 billion recognized within Research and development costs
These charges were recognized in North America (€6.5 billion), Enlarged Europe (€2.2 billion) and South
America (€0.3 billion).
EV supply chain
During the year ended December 31, 2025, the Company recognized charges of €2.1 billion in connection with actions taken to rationalize battery manufacturing capacity, comprising the following:
•€1.6 billion recognized within Gains/(losses) on disposal of investments, relating to the decision to exit the
Company’s battery joint venture with LG Energy Solution, NextStar Energy Inc. (“NextStar”). As a result, the investment was classified as held for sale and remeasured to fair value less costs to sell, resulting in a full write down of the investment (€0.9 billion). In addition, a €0.7 billion liability was accrued in respect of obligations arising from the exit of the joint venture. These charges were recognized within North America; and

•€0.5 billion recognized within Share of profit/(loss) of equity method investments, relating to a full impairment of the Company’s investment in the Automotive Cells Company SE (“ACC”) battery joint venture and the impairment of the majority of the shareholder loans provided by the Company to ACC. These charges were recognized within Enlarged Europe. The full impairment of ACC is due to the revised view of the pace of energy transition in Enlarged Europe.
Hydrogen fuel cell program discontinuation
During the year ended December 31, 2025, the Company concluded that, due to the limited availability of hydrogen refueling infrastructure, high capital requirements and the need for stronger consumer purchasing incentives, the adoption of hydrogen powered light commercial vehicles is not expected before the end of the decade. Accordingly, in July 2025, the Company announced the decision to discontinue its hydrogen fuel cell technology development program.
As a result of this decision, the Company recognized total charges of €1.1 billion, comprising:
•€0.5 billion recognized within Share of profit/(loss) of equity method investments, relating to a full write down of the investment in Symbio, a joint venture focused on hydrogen fuel cell technology, and the impairment of loans granted to the joint venture;
•€0.3 billion recognized within Cost of revenues, relating to the write off of fuel cell related property, plant and equipment, inventory write downs and other related costs; and
•€0.3 billion recognized within Research and development costs, primarily relating to the write off of fuel cell related capitalized development expenditures.
These charges were recognized within Enlarged Europe.

Company Results – 2025 compared to 2024
The following is a discussion of the Company’s results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

	Years ended December 31,
(€ million)	2025	2024
Net revenues	153,508	156,878
Cost of revenues	155,627	136,360
Selling, general and other costs	8,967	9,299
Research and development costs	11,145	5,784
Gains/(losses) on disposal of investments	(1,839)	(98)
Restructuring costs	913	1,617
Share of the profit/(loss) of equity method investees	(1,271)	(33)
Operating income/(loss)	(26,254)	3,687
Net financial expenses/(income)	351	(345)
Profit/(loss) before taxes	(26,605)	4,032
Tax expense/(benefit)	(4,273)	(1,488)
Net profit/(loss)	(22,332)	5,520

Net profit/(loss) attributable to:
Owners of the parent	(22,368)	5,473
Non-controlling interests	36	47
Net revenues

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Net revenues	153,508	156,878	(2.1)%

The following charts present Company’s Net Revenues walk by operational driver for 2025 compared to the corresponding period in 2024:
Net Revenues by operational driver - 2025 compared to 2024 (€ million)
For a discussion of Net revenues for each of the six reportable segments (North America, Enlarged Europe,
Middle East & Africa, South America, China and India & Asia Pacific and Maserati) for 2025 as compared to
2024 see Results by Segment below.
Cost of revenues

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Cost of revenues	155,627	136,360	14.1%
Cost of revenues as % of Net revenues	101.4%	86.9%
Cost of revenues includes purchases (including commodity and components costs), labor costs, depreciation, impairment of property, plant and equipment, amortization, logistics cost, product warranty and recall campaign costs.
The increase in Cost of revenues in 2025 compared to 2024 was primarily related to (i) higher warranty expenses as a result of a change in estimate in 2025, (ii) costs related to product realignments and program cancellations, (iii) platform impairments resulting from decreased profitability and volume projections, (iv) higher tariff, compliance and logistics costs, (v) increase in costs driven by energy mix for BEV vehicles in Enlarged
Europe, and (vi) lease portfolio charge due to residual value deterioration related to PHEV recall. For details of the change in estimate related to contractual warranties, refer to Note 21, Provisions, within the Consolidated
Financial Statements included elsewhere in this report for additional information and for details on costs related to product plan realignments and program cancellations and platform impairments, refer to Results of
Operations - Strategic plan undergoing reassessment.

Selling, general and other costs

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Selling, general and other costs	8,967	9,299	(3.6)%
Selling, general and other costs as % of Net revenues	5.8%	5.9%
The decrease in Selling, general and other costs in 2025 compared to 2024 was primarily driven by the recognition of indirect tax credits in South America. As a percentage of Net revenues, Selling, general and other costs remained broadly stable year over year.
Research and development costs

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Research and development expenditures expensed	2,858	2,932	(2.5)%
Amortization of capitalized development expenditures	2,094	2,149	(2.6)%
Impairment and write-off of capitalized development expenditures	6,193	703	n.m.
Total Research and development costs	11,145	5,784	92.7%
n.m. = not meaningful

	Years ended December 31,
(€ million)	2025	2024
Research and development expenditures expensed as % of Net revenues	1.9%	1.9%
Amortization of capitalized development expenditures as % of Net revenues	1.4%	1.4%
Impairment and write-off of capitalized development expenditures as % of Net revenues	4.0%	0.4%
Total Research and development costs as % of Net revenues	7.3%	3.7%
Research and development expenditures expensed decreased in 2025 compared to 2024, primarily related to cost optimization initiatives reflecting continued discipline in operational spending.
Amortization of capitalized development expenditures in 2025 compared to 2024 were substantially unchanged.
The increase in impairment and write-off of capitalized development expenditure in 2025 compared to 2024 was due to: (i) impairment of certain platform assets in North America, Enlarged Europe and Maserati driven by a decrease in projected vehicle margins and volumes, (ii) asset write offs resulting from product realignments and program cancellations driven by regulatory changes, tariffs, and softening in consumer demand for electrification, and (iii) impairments as a result of the Company’s decision to discontinue its hydrogen fuel cell technology program. For details of costs related to product plan realignments and program cancellations and platform impairments, refer to Results of Operations - Strategic plan undergoing reassessment.

The following table summarizes total Research and development expenditures for the years ended December
31, 2025 and 2024:

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Capitalized development expenditures excl. borrowing costs(1)	3,240	3,922	(17.4)%
Research and development expenditures expensed	2,858	2,932	(2.5)%
Total Research and development expenditures	6,098	6,854	(11.0)%
Capitalized development expenditures as % of Total Research and development expenditures	53.1%	57.2%
Total Research and development expenditures as % of Net revenues	4.0%	4.4%
(1) Additions to capitalized development expenditures of €3,452 million and €4,150 million adjusted to remove capitalized borrowing costs of €211 million and €228 million for the years ended December 31, 2025 and 2024, respectively, in accordance with IAS 23 - Borrowing costs (Revised)
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
The decrease in total Research and development expenditures in 2025 compared to 2024 was primarily related to 2.5 percent lower Research and Development expenditures expensed compared with the prior year, reflecting continued discipline in operational spending, and 17.4 percent lower capitalized Research and development expenditures year‑on‑year, primarily due to the high level of capitalization recorded in the previous year. The high level of capitalization in 2024 was driven by a concentrated wave of new product launches and associated industrialization activities on the STLA Medium platform (including Peugeot 3008/5008 and Opel
Grandland), STLA Large platform and Smart Car platform (including Citroën C3, Opel Frontera). With the completion of these major programs, current year capitalization returned to a more normalized level in line with the ongoing project portfolio.
Gains/(losses) on disposal of investments

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Gains/(losses) on disposal of investments	(1,839)	(98)	n.m.
n.m. = not meaningful
At December 31, 2025, our 49 percent interest in NextStar was reclassified as held for sale and remeasured to fair value less costs to sell, resulting in a full write down of the investment. As a result €1.6 billion was recognized within Gains/(losses) on disposal of investments, resulting in a full write down of the investment of €0.9 billion and a €0.7 billion charge recognized in respect of obligations arising from the exit of the joint venture. In addition, the 2025 disposal of Stellantis Türkiye resulted in a loss on disposal of €0.2 billion. For both items, refer to Note 3, Scope of consolidation, within the Consolidated Financial Statements included elsewhere in this report for additional information.

Restructuring Costs

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Restructuring costs	913	1,617	(43.5%)
The decrease in Restructuring costs in 2025 compared to 2024 was primarily due to lower expenses related to workforce reduction plans in North America.
Share of the profit/(loss) of equity method investees

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Share of the profit/(loss) of equity method investees	(1,271)	(33)	n.m.
n.m. = not meaningful
The increase in the Share of the loss of equity method investees in 2025 compared to 2024 is largely due to: (i)
charges of €470 million recognized following the Company’s decision to discontinue its hydrogen fuel cell technology program, including the full impairment of its 33.3 percent interest in the Symbio joint venture, and the impairment of loans granted to Symbio, (ii) impairments of €483 million related to the 45.9 percent investment in
ACC and majority of the shareholder loans provided to ACC, (refer to Results of Operations - Strategic plan undergoing reassessment) and (iii) lower share of profits from financial services joint ventures, in part due to the impact of the cost recorded during 2025 from the UK motor finance redress program.
Net financial expenses/(income)

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Net financial expenses/(income)	351	(345)	n.m.
n.m. = not meaningful
Net financial expenses amounted to €351 million for the year ended December 31, 2025 compared to Net financial income of €345 million for the year ended December 31, 2024. The variation is primarily driven by the lower interest income from liquidity investments, reflecting both reduced liquidity levels and a decline in short-
term market rates, as well as, expenses recognized during the period upon termination of commodity derivative contracts. This is partially offset by lower losses on the net monetary position of hyperinflationary economies.
Tax expense/(benefit)

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Tax expense/(benefit)	(4,273)	(1,488)	n.m.
Effective tax rate	16.1%	(36.9%)	n.m.
n.m. = not meaningful
The tax benefit increased by €2,785 million from 2024 to 2025 primarily due to losses recognized in the North
America region that generated a corresponding deferred tax benefit.

The Company’s ability to realize the full value of its deferred tax assets is dependent upon the generation of future taxable income. Based on the losses generated for the twelve months ended December 31, 2025, we are closely monitoring the realizability of our recognized deferred tax assets. If actual future taxable income differs from current estimates, the Company may be required to de-recognize deferred tax assets, which could materially impact future results.
Net profit/(loss)

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Net profit/(loss)	(22,332)	5,520	n.m.
n.m. = not meaningful
The shift from Net profit in 2024 to Net loss in 2025 was primarily driven by charges incurred in 2025, including
(i) change in estimate for contractual warranties (refer to Note 21, Provisions, within the Consolidated Financial
Statements included elsewhere in this report for additional information), (ii) costs related to product realignments and program cancellations, (iii) platform impairments and asset write offs from discontinued projects, (iv)
impairment of the equity method investment in ACC and the write-down of NextStar following its classification as held for sale, and (v) the Company’s decision to discontinue its hydrogen fuel cell technology program. Refer to
Results of Operations - Strategic plan undergoing reassessment. In contrast, 2024 benefitted from a significant deferred tax asset recognition in Brazil, which contributed positively to the prior year’s results.
Adjusted operating income

	Years ended December 31,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Adjusted operating income/(loss)	(842)	8,648	(110)%
Adjusted operating income margin (%)	(0.5%)	5.5%	(600) bps

The following charts present Company’s Adjusted operating income walk by segment for 2025 compared to the corresponding period in 2024:
Adjusted operating income by segment - 2025 compared to 2024 (€ million)
For a discussion of Adjusted operating income for each of our six reportable segments in 2025 as compared to
2024 see Results by Segment below.

The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

(€ million)	Year ended December 31, 2025
Net profit/(loss)	(22,332)
Tax expense/(benefit)	(4,273)
Net financial expenses/(income)	351
Operating income/(loss)	(26,254)

Adjustments:
Restructuring and other costs, net of reversals	913
Takata airbags recall campaign	622
Platform impairments	6,583
Costs related to product plan realignments and program cancellations	9,072
Other impairments	243
Battery JVs	2,054
Hydrogen fuel cell program discontinuation	1,094
CAFE penalty rate	269
Stellantis Türkiye disposal	246
Change in estimate for contractual warranties	4,130
Other	186
Total adjustments	25,412
Adjusted operating income	(842)
The following table is the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted operating income:

(€ million)	Year ended December 31, 2024
Net profit/(loss)	5,520
Tax expense/(benefit)	(1,488)
Net financial expenses/(income)	(345)
Operating income/(loss)	3,687

Adjustments:
Restructuring and other costs, net of reversals	1,617
Impairment expense and supplier obligations	1,807
Takata recall campaign	768
Lifetime Onerous Contracts	637
Other	132
Total adjustments	4,961
Adjusted operating income	8,648
During the year ended December 31, 2025, Adjusted operating income excluded adjustments primarily related to:
•€913 million of restructuring and other costs, primarily related to workforce reductions, mainly in Enlarged
Europe;

•€622 million of Takata airbags recall campaign, related to stop-drive campaign on certain vehicles in Enlarged
Europe announced in June 2025;
•€6,583 million of platform impairments. As a result of reduced volumes and profitability expectations, platforms were impaired in North America for €5,700 million, Maserati for €613 million and in Enlarged Europe for €270 million;
•€9,072 million primarily related to costs incurred as result of product plan realignments and program cancellations;
•€243 million of other impairments. Impairments in Other activities is related to the Free2Move business, the other impairments in Enlarged Europe relate to write downs of assets on classification to held for sale as well as the impairment of a prepayment to a supplier, which is not expected to be recoverable;
•€2,054 million related to steps of rationalizing battery manufacturing capacity;
•€1,094 million related to the Company decision to discontinue its hydrogen fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€324 million), (ii) loans granted to Symbio
(€146 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€341 million), (iv) in addition, provisions for risks were recognized (€210 million) and (v) other expenses
(€73 million);
•€269 million of CAFE penalty rate. As a result of the elimination of CAFE fines with the enactment of the OBBB, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of
€504 million;
•€246 million related to the sale of Stellantis Türkiye to the Company’s joint venture, Tofas-Turk Otomobil
Fabrikasi A.S. (“Tofas”), for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income
Statement upon disposal;
•€4,130 million related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance; and
•€186 million of Other, primarily related to (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains/(losses) recognized on the disposal of non-significant entities and on dilution of certain of our equity method investees, including Archer.
For a description of platform impairments, costs related to product plan realignments and program cancellations, rationalization of our battery manufacturing capacity, the discontinuation of our hydrogen fuel cell development program, refer to Results of Operations - Strategic plan undergoing reassessment and for the change in estimate related to contractual warranties, refer to Note 21, Provisions, within the Consolidated
Financial Statements included elsewhere in this report for additional information.
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
•€637 million primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024; and
•€132 million of Other, consisting of other adjustments which are individually insignificant.
Diluted and Adjusted diluted EPS

	Years ended December 31,		Increase/(Decrease)
(€ per share)	2025	2024	2025 vs. 2024
Diluted EPS	(7.75)	1.84	(521.2)%
Adjusted diluted EPS	(0.42)	2.48	(116.9)%
The following table summarizes the reconciliation of Diluted (loss)/earnings per share to Adjusted diluted earnings per share.

	Years ended December 31,
(€ million except otherwise noted)	2025	2024
Net profit/(loss) attributable to owners of the parent	(22,368)	5,473
Weighted average number of shares outstanding (000)	2,886,684	2,949,652
Number of shares deployable for share-based compensation (000)	—	26,168
Weighted average number of shares outstanding for diluted earnings per share (000)	2,886,684	2,975,820
Diluted (loss)/earnings per share (A) (€/share)	(7.75)	1.84

Adjustments, per above	25,412	4,961
Tax impact on adjustments(1)	(5,185)	(799)
Unusual items related to income taxes(2)	932	(2,266)
Total adjustments, net of taxes	21,159	1,896
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	7.33	0.64
Adjusted Diluted (loss)/earnings per share (€/share) (A+B)	(0.42)	2.48
(1) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment
(2) Unusual items related to income taxes relate to the derecognition of deferred tax assets in Germany in 2025, and the recognition of deferred tax assets in Brazil in 2024. Refer to Note 7, Tax expense/(benefit) within the Consolidated Financial Statements included elsewhere in this report for additional information

Results by Segment – 2025 compared to 2024

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted operating income		Consolidated Shipments
	Years ended December 31,
	2025	2024	2025	2024	2025	2024
North America	60,962	63,450	(1,892)	2,660	1,472	1,432
Enlarged Europe	57,773	59,010	(651)	2,419	2,490	2,576
Middle East & Africa	9,709	10,097	1,429	1,901	453	423
South America	16,197	15,863	1,963	2,272	1,000	912
China and India & Asia Pacific	1,868	1,993	74	(58)	61	61
Maserati	726	1,040	(198)	(260)	8	11
Total Segments	147,235	151,453	725	8,934	5,484	5,415
Other activities	6,870	6,151	(726)	144	—	—
Unallocated items & eliminations(1)	(597)	(726)	(841)	(430)	—	—
Total	153,508	156,878	(842)	8,648	5,484	5,415
(1) Primarily includes intercompany transactions which are eliminated on consolidation
Refer to Note 30, Segment reporting included within the Consolidated Financial Statements elsewhere in this report for additional detail on the Company’s reportable segments.
The following is a discussion of Net revenues, Adjusted operating income and shipments for each of our six reportable segments for the year ended December 31, 2025 as compared to the year ended December 31,
2024.
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
The impact of fixed manufacturing costs absorption related to the change in production output is included here. Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation related to property, plant and equipment are also included here. This also encompasses costs of tariffs;
•SG&A: Primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: Includes research and development costs, as well as amortization of capitalized development expenditures; and
•FX and Other: Includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

	Years ended December 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	1,472	1,432	2.8%
Net revenues (€ million)	60,962	63,450	(3.9)%
Adjusted operating income/(loss) (€ million)	(1,892)	2,660	(171.1)%
Adjusted operating income margin (%)	(3.1%)	4.2%	(730) bps
Shipments
The increase in North America shipments in 2025 compared to the corresponding period in 2024 was mainly due to an increase in Ram LD trucks, Jeep Wrangler, Gladiator and Chrysler Pacifica, partially offset by Ram
Promaster and Jeep PHEVs.
Net revenues
The decrease in North America Net revenues in 2025 compared to the corresponding period in 2024 was primarily due to foreign exchange impacts from the U.S. Dollar and higher incentives levels, partially offset by increased volume, specifically in U.S. retail.
Adjusted operating income/(loss)
The following chart reflects the change in North America Adjusted operating income by operational driver for
2025 as compared to the same period in 2024:
Adjusted operating income/(loss) by operational driver - 2025 compared to 2024 (€ million)
The decrease in North America Adjusted operating income/(loss) in 2025 compared to the corresponding period in 2024 was primarily due to unfavorable mix, U.S. tariffs, change in estimate for contractual warranties and increased incentive spend, partially offset by purchasing and manufacturing performance and improved retail volumes.

Enlarged Europe

	Years ended December 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	2,490	2,576	(3.3)%
Net revenues (€ million)	57,773	59,010	(2.1)%
Adjusted operating income/(loss) (€ million)	(651)	2,419	(126.9)%
Adjusted operating income margin (%)	(1.1%)	4.1%	(520) bps
Shipments
The Enlarged Europe shipments decreased in 2025 compared to the corresponding period in 2024, mainly due to lower shipments of legacy models of Peugeot, Opel and FIAT brands, partially offset by higher volumes of
Opel/Vauxhall Frontera and Fiat Grande Panda.
Net revenues
The Enlarged Europe Net revenues decreased in 2025 compared to the corresponding period in 2024, mainly due to pricing pressures and reduced volumes, partially offset by positive powertrain and trim mix.
Adjusted operating income/(loss)
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for
2025 as compared to the same period in 2024:
Adjusted operating income/(loss) by operational driver - 2025 compared to 2024 (€ million)
The decrease in Enlarged Europe Adjusted operating income/(loss) in 2025 compared to the corresponding period in 2024 was primarily due to unfavorable pricing and mix, lower volumes, and higher industrial costs related to warranty and LCV compliance provisions, partially mitigated by improved purchasing and manufacturing performance.

Middle East & Africa

	Years ended December 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Combined shipments (thousands of units)	542	534	1.5%
Consolidated shipments (thousands of units)	453	423	7.1%
Net revenues (€ million)	9,709	10,097	(3.8)%
Adjusted operating income/(loss) (€ million)	1,429	1,901	(24.8)%
Adjusted operating income margin (%)	14.7%	18.8%	(410) bps
Shipments
The increase in Middle East & Africa consolidated shipments in 2025 compared to the corresponding period in
2024 was mainly driven by increased volumes in Türkiye, partially offset by decreases in Algeria.
Net revenues
The decrease in Middle East & Africa Net revenues in 2025 compared to the corresponding period in 2024 was primarily due to negative foreign exchange translation effects, mainly from Turkish Lira, partially offset by strong increases in net pricing.
Adjusted operating income/(loss)
The following chart reflects the change in Middle East & Africa Adjusted operating income/(loss) by operational driver in 2025 compared to the same period in 2024:
Adjusted operating income/(loss) by operational driver - 2025 vs. 2024 (€ million)
The decrease in Middle East and Africa Adjusted operating income/(loss) in 2025 compared to the corresponding period in 2024 is mainly due to negative foreign exchange transaction and translation effects primarily related to Turkish Lira, mainly offset by increased pricing actions.

South America

	Years ended December 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	1,000	912	9.6%
Net revenues (€ million)	16,197	15,863	2.1%
Adjusted operating income (€ million)	1,963	2,272	(13.6)%
Adjusted operating income margin (%)	12.1%	14.3%	(220) bps
Shipments
The increase in South America shipments in 2025 compared to the corresponding period in 2024 was driven primarily by increased volumes in Argentina, Brazil and Chile.
Net revenues
The increase in South America Net revenues in 2025 compared to the corresponding period in 2024 was driven by increased volume, mainly in Argentina, largely offset by foreign exchange impacts from Brazilian Real and
Argentine Peso.
Adjusted operating income/(loss)
The following chart reflects the change in South America Adjusted operating income/(loss) by operational driver for 2025 as compared to the same period in 2024:
Adjusted operating income/(loss) by operational driver - 2025 compared to 2024 (€ million)
The decrease in South America Adjusted operating income/(loss) in 2025 compared to the corresponding period in 2024 was primarily due to Brazilian Real devaluation impact on industrial costs and Argentine Peso devaluation impact on price in Argentina, partially offset by better volume/mix and a benefit from recognition of
Brazilian indirect tax credits.

China and India & Asia Pacific

	Years ended December 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Combined shipments (thousands of units)	61	61	0.0%
Consolidated shipments (thousands of units)	61	61	0.0%
Net revenues (€ million)	1,868	1,993	(6.3)%
Adjusted operating income/(loss) (€ million)	74	(58)	(227.6)%
Adjusted operating income margin (%)	4.0%	(2.9%)	+690 bps
In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach.
Dongfeng Peugeot and Dongfeng Citroën brands in China are locally manufactured through DPCA under various license agreements and marketed by DPCS.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation with FIAPL and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments.
Shipments
China and India & Asia Pacific consolidated shipments in 2025 were in line with 2024. Decreases in Jeep and
FIAT are offset by increases in Peugeot, Leapmotor and Ram branded vehicles.
Net revenues
The decrease in China and India & Asia Pacific Net revenues in 2025 compared to the corresponding period in
2024 was mainly due to unfavorable foreign exchange translation impacts, lower Jeep volumes, and reduced parts and services revenues, partially offset by improved mix, mainly driven by Ram.
Adjusted operating income/(loss)
The increase in China and India & Asia Pacific Adjusted operating income/(loss) in 2025 compared to the corresponding period in 2024 was mainly driven by higher Ram sales and fixed costs containment, partially offset by unfavorable foreign exchange translation impacts.
Maserati

	Years ended December 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	7.9	11.3	(30.1)%
Net revenues (€ million)	726	1,040	(30.2)%
Adjusted operating income (€ million)	(198)	(260)	(23.8)%
Adjusted operating income margin (%)	(27.3)%	(25.0%)	(230) bps
Shipments
The decrease in Maserati shipments in 2025 compared to the corresponding period in 2024 was primarily due to lower shipments in models Grecale and Levante.

Net revenues
The decrease in Maserati Net revenues in 2025 compared to the corresponding period in 2024 was primarily due to lower volumes and lower vehicle net prices as a result of de-stocking activities in North America and in
China.
Adjusted operating income/(loss)
The increase in Maserati Adjusted operating income/(loss) in 2025 compared to the corresponding period in
2024 was mainly due to lower Research and development costs and reduced depreciation and amortization costs from previously impaired assets, partially offset by decreased net pricing in North America and lower volumes from reduced product portfolio, U.S. tariffs and reduced appetite for luxury products in China.

Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund the business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, other expenses and funding our captive financial services business.
In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products; (ii) principal and interest payments under our financial obligations; (iii) pension and employee benefit payments; (iv) capital injections to our joint ventures and merger and acquisitions (“M&A”) initiatives; and (v) funding our captive financial services business. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, including for electrification and autonomous driving, enhance manufacturing efficiency, improve capacity, for maintenance, and for regulatory and environmental compliance.
Our business and results of operations depend on our ability to achieve certain minimum vehicle shipment volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, as such, changes in our vehicle shipment volumes could have a significant effect on profitability and liquidity. We generally receive payment from dealers and distributors shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle shipments, there is generally a corresponding positive impact on the Company’s cash flow and liquidity. Conversely, during periods in which vehicle shipments decline, there is generally a corresponding negative impact on the Company’s cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues or components shortage and logistic constraints, tend to negatively affect the Company’s cash flow and liquidity. In addition, the timing of the
Company’s collections of receivables for export shipments of vehicles, fleet sales, as well as sales of propulsion systems and pre-assembled parts of vehicles tends to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in order to transfer relevant risks to the factor and to accelerate collections, a change in vehicle shipment volumes could cause fluctuations in the Company’s working capital (refer to Note 23, Trade Payables, within the Consolidated Financial Statements included elsewhere in this report for additional information). The increased internationalization of our product portfolio could also affect our working capital requirements as there could be an increased requirement to ship vehicles to countries different from where they are produced. In addition, working capital could be affected by the choice of different methods of distribution and the trend and seasonality of shipments of vehicles.
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

Certain notes issued by the Company and its treasury subsidiaries include covenants which could be affected by circumstances related to certain subsidiaries. In particular there are cross-default clauses which could accelerate repayments in the event that such subsidiaries failed to pay certain of their debt obligations. As of
December 31, 2025, the Company was in compliance with these covenants. Refer to Note 22, Debt within the
Consolidated Financial Statements included elsewhere in this report for additional information.
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
Net cash used in operating activities at December 31, 2025 was €4.7 billion, a decrease of €6.2 billion from
December 31, 2024. Refer to Note 31, Explanatory notes to the Consolidated Statement of Cash Flows, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Available liquidity
The following table summarizes the Company’s Available liquidity:

	At December 31,
(€ million)	2025	2024
Cash, cash equivalents and financial securities(1)	31,508	38,568
Undrawn committed credit lines	18,287	12,915
Cash, cash equivalents and financial securities - included with Assets held for sale	—	297
Total Available liquidity(2)	49,795	51,780
of which: Available liquidity of the Industrial Activities	45,711	49,481
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €354 million cash and securities at
December 31, 2025 (€680 million at December 31, 2024) and in Algeria, in which we have €276 million cash at December 31, 2025
(€276 million at December 31, 2024)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €663 million at December 31, 2025
(€451 million at December 31, 2024) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of SFS U.S.

Available liquidity of the Industrial activities at December 31, 2025 decreased by €3.8 billion from December 31,
2024 primarily due to the negative industrial free cash flow of €4.5 billion and €2.0 billion dividend distribution partially offset by increase in committed lines. Foreign exchange translation effects have impacted our available liquidity unfavorably by €1.4 billion.
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
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €31.5 billion of cash, cash equivalents and current securities available at December 31, 2025, €16.7 billion, or 53 percent (€21.4 billion, or
55 percent, at December 31, 2024), were denominated in Euro and €8.1 billion, or 26 percent (€10.8 billion, or
28 percent at December 31, 2024), were denominated in U.S. Dollar.
At December 31, 2025, undrawn committed credit lines of €18.3 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, amended and extended in July 2024 and further extended in June 2025, with a group of 29 relationship banks. The RCF is available for general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. The first extension option was activated in June 2025, extending the maturities to July
2028 and July 2030, respectively, for the two tranches. The amount utilized under these credit lines was nil at
December 31, 2025.
In January 2025, the Company entered a new committed credit line of €4.0 billion with a pool of relationship banks. The facility line is available for general corporate and working capital purposes of the Company, including without limitation the refinancing of existing indebtedness of the Company. The line originally had a one year tenor with two extension options, at the Company’s discretion, of six months each. The first extension option was activated in December 2025, extending the maturity to July 2026. The amount used under this credit line was nil at December 31, 2025.
In December 2025, SFS U.S. established a €1.9 billion ($2.2 billion) privately placed Commercial Paper (“CP”)
program. At December 31, 2025, no notes were outstanding under the CP program.
Concurrent with the establishment of the CP program, to provide dedicated liquidity support for this CP program, the committed USD credit line originally signed by SFS U.S. in March 2024, €0.9 billion ($1 billion) was amended and refinanced (the "SFS RCF"). The amended SFS RCF is structured in two tranches: €0.8 billion ($1 billion), with a 364-days tenor, and €1.1 billion ($1.3 billion), with a three-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. The amount used under the amended SFS RCF was nil at December 31, 2025.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Euro Medium Term Note (“EMTN”) Program and other Notes
On March 18, 2025, Stellantis Finance U.S. Inc issued three bonds guaranteed by Stellantis N.V.:

•a USD bond with principal amount of $1,000 million with an interest rate of 6.45 percent and which matures in
March 2035;
•a USD bond with principal amount of $750 million with an interest rate of 5.75 percent and which matures in
March 2030; and
•a USD bond with principal amount of $500 million with an interest rate of 5.35 percent and which matures in
March 2028.
On June 6, 2025, the Company issued two bonds under its EMTN:
•a EUR bond with principal amount of €800 million with an interest rate of 4.625 percent and which matures in
June 2035; and
•a EUR bond with principal amount of €700 million with an interest rate of 3.875 percent and which matures in
June 2031.
On September 15, 2025, SFS U.S. issued three bonds:
•a USD bond with principal amount of $700 million with an interest rate of 5.40 percent and which matures in
September 2030;
•a USD bond with principal amount of $1,000 million with an interest rate of 4.95 percent and which matures in
September 2028; and
•a USD bond with principal amount of $300 million with a floating interest rate and which matures in September
2028.
In March 2025, the Company repaid, at maturity, a €650 million note issued by PSA in 2018.
As at December 31, 2025, all the outstanding notes of Stellantis were rated “Baa2” by Moody’s Investors Service and “BBB” by S&P Global Ratings.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.
Financial Services Asset-Backed Facilities
SFS U.S. activities are primarily funded through various asset-backed financing transactions including
Warehouse Credit Facilities, Asset-Backed Securities consisting of ABS Term Notes issued under its securitization programs and Asset-backed Term Loans. Each of these financing transactions are entered into by special-purpose entities that are 100 percent owned by SFS U.S. The underlying debt obligations are non-
recourse to SFS U.S. and are settled through the collection of the portfolio of financing receivables originating from dealers or consumers. The amount outstanding under the securitization programs was €14.8 billion
($17.3 billion) as of December 31, 2025.
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

In September 2024, the SFS U.S. USD credit facility, SFS Funding, LLC, size was increased from €3.4 billion
($4 billion) to €6.8 billion ($8 billion). In connection with this upsizing, the number of participating banks was increased from six to twelve banks. There were no material changes to the transaction documents and the maturity of the warehouse credit facility remained in April 2026.
The second SFS U.S. facility, SFS Funding II, LLC was implemented in August 2022 with an original commitment of €426 million ($500 million) and was terminated in April of 2024 when the commitments were consolidated into the SFS Funding LLC facility when that facility was renewed.
In September 2025, the first SFS U.S. credit facility, SFS Funding, LLC was renewed. The facility size and the number of participating banks remained at $8.0 billion and twelve, respectively. There were no material changes to the transaction documents and the maturity of the warehouse credit facility extended to October 2027.
In September 2025, revolving credit floorplan facility (Stellantis Financial Floorplan Master Auto Owner Trust
(“SFMOT”) 2024-1) size was increased from €638 million ($750 million) to €1.1 billion ($1.3 billion). Draws off the facility will bear an interest rate based off the lender’s ABCP cost of funds plus a spread based on the composition of receivables pledged to the facility. Borrowings will be used to support the Company’s commercial floorplan lending business with floor plan receivables providing collateral. As of December 31, 2025,
€0.9 billion ($1.1 billion) was outstanding under this facility.
In December 2025, the FIARC warehouse, with a capacity of €340 million ($400 million), was extended to mature in December 2027. In conjunction with the renewal, the benchmark rate was transitioned from SOFR plus a spread to CP Rate plus a spread.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risks of certain warehouse credit facilities.
Asset-backed Securities (“ABS”) Term Notes and Amortizing Term Facilities
SFS U.S. continued to expand and diversify its secured funding programs through a series of ABS issuances and amortizing credit facilities backed by retail loan and lease assets. Key transactions completed during 2024 and 2025 are presented below.

ABS Term Note Issuances

Date	Issuer/Trust	Amount (€/$)	Asset Type	Structure
January 2024	SFS Auto Receivables Securitization Trust 2024-1	€0.9bn / $1.0bn	Prime retail loans	Six fixed-rate classes
May 2024	SFS Auto Receivables Securitization Trust 2024-2	€0.9bn / $1.0bn	Prime retail loans	Six fixed-rate classes
October 2024	SFS Auto Receivables Securitization Trust 2024-3	€787m / $925m	Prime retail loans	Six fixed-rate classes
February 2025	SFS Auto Receivables Securitization Trust 2025-1	€745m / $875m	Prime retail loans	Six fixed-rate classes
May 2025	SFS Underwritten Enhanced Lease Trust 2025-A	€1.3bn / $1.5bn	Prime lease assets	Six fixed-rate classes
June 2025	SFS Auto Receivables Securitization Trust 2025-2	€787m / $925m	Prime retail loans	Six fixed-rate classes
August 2025	SFS Underwritten Enhanced Lease Trust 2025-B	€1.3bn / $1.5bn	Prime retail loans	Six fixed-rate classes
October 2025	SFS Auto Receivables Securitization Trust 2025-3	€739m / $825m	Prime retail loans	Six fixed-rate classes
November 2025	First Investors Auto Owner Trust 2025-1	€565m / $664m	Subprime retail assets	Four fixed-rate classes
December 2025	SFS Underwritten Enhanced Lease Trust 2025-C	€1.3bn / $1.5bn	Prime retail loans	Six fixed-rate classes
On February 19, 2026, the Company priced an issuance of asset-backed notes through its 100 percent owned subsidiary, SFS Auto Receivables Securitization Trust 2026-1. The notes, totaling $1.5 billion, were delivered on
February 26, 2026, at which time the Company received the related proceeds. The notes are supported by a pool of automobile receivables and include customary structural credit enhancement feature.
Amortizing Term Facilities

Date	Issuer / Trust	Amount (€ / $)	Asset Type	Key Terms
April 2024	SFAF 2024-1	€638m / $750m	Retail loans	Upsized by €426m / $500m in March 2025; fixed rate plus spread; amortizing, no further draws
July 2024	SFAF 2024-2	€638m / $750m	Retail loans	Fixed rate plus spread; amortizing, no further draws
August 2024	SFALV 2024-1	€0.9bn / $1.0bn	Retail lease assets	Fixed rate plus spread; amortizing
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information.

Cash Flows
The following table summarizes cash flows from operating, investing and financing activities for each of the years ended December 31, 2025, 2024 and 2023. Refer to the Consolidated Statement of Cash Flows for the
years ended December 31, 2025, 2024 and 2023 and to Note 31, Explanatory notes to the Consolidated
Statement of Cash Flows included elsewhere in this report for additional information. Refer to Note 10, Other intangible assets and Note 11, Property, plant and equipment, within the Consolidated Financial Statements included elsewhere in this report for details on our contractual commitments.

	Years ended December 31,
(€ million)	2025	2024	2023
Cash flows from (used in) operating activities(1)	(4,650)	1,535	17,954
Cash flows from (used in) investing activities(1)	(5,897)	(10,105)	(14,215)
Cash flows from (used in) financing activities(1)	7,574	(1,343)	(5,501)
Effect of changes in exchange rates	(1,278)	410	(836)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	297	(66)	(166)
Increase/(decrease) in cash and cash equivalents	(3,954)	(9,569)	(2,764)
Net cash and cash equivalents at beginning of the period	34,100	43,669	46,433
Net cash and cash equivalents at end of period	30,146	34,100	43,669
(1) Effective June 2025, the Company adjusted certain classification items in the presentation of its Consolidated Statement of Cash Flows.
Refer to Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for additional information. Comparative figures for December 2024 and 2023 have been reclassified accordingly
Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in the Consolidated Statement of Cash Flows, to Industrial free cash flows for the years ended December 31, 2025 and 2024.

	Years ended December 31,
(€ million)	2025	2024
Cash flows from/(used in) operating activities(1)	(4,650)	1,535
Less: Financial services, net of inter-segment eliminations	(9,700)	(5,209)
Less: Capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	9,090	10,761
Add: Proceeds from disposal of assets and other changes in investing activities	591	303
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,116	2,376
Add: Defined benefit pension contribution, net of tax	40	45
Industrial free cash flows	(4,525)	(6,045)
(1) Effective June 2025, two types of cash flows were reclassified to cash flows from operating activities: (i) the net change in receivables related to financial services activities have been reclassified from investing activities as these are part of our principal revenue-generating activities and (ii) certain financial receivables related to factoring transactions have been reclassified from financing activities. Refer to
Note 2, Basis of preparation, within the Consolidated Financial Statements included elsewhere in this report for additional information.
Comparative figures for December 2024 have been reclassified accordingly

Industrial net financial position

	At December 31, 2025			At December 31, 2024
(€ million)	Company	Industrial activities	Financial services	Company	Industrial activities	Financial services
Third parties debt (Principal)	(45,318)	(24,616)	(20,702)	(36,609)	(23,499)	(13,110)
Capital market(1)	(25,060)	(20,945)	(4,115)	(20,003)	(18,542)	(1,461)
Bank debt	(1,931)	(867)	(1,064)	(3,562)	(1,902)	(1,660)
Other debt(2)	(15,873)	(362)	(15,511)	(10,488)	(515)	(9,973)
Lease liabilities	(2,454)	(2,442)	(12)	(2,556)	(2,540)	(16)
Accrued interest and other adjustments(3)	(629)	(533)	(96)	(618)	(572)	(46)
Debt with third parties (excluding held for sale)	(45,947)	(25,149)	(20,798)	(37,227)	(24,071)	(13,156)
Debt classified as held for sale	—	—	—	(128)	(60)	(68)
Debt with third parties including held for sale	(45,947)	(25,149)	(20,798)	(37,355)	(24,131)	(13,224)
Intercompany, net(4)	—	1,756	(1,756)	—	1,570	(1,570)
Current financial receivables from jointly-controlled financial services companies(5)	603	603	—	674	524	150
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(45,344)	(22,790)	(22,554)	(36,681)	(22,037)	(14,644)
Derivative financial assets/(liabilities), net and collateral deposits(6)	181	188	(7)	222	212	10
Financial securities(7)	1,362	1,098	264	4,468	4,249	219
Cash and cash equivalents	30,146	28,198	1,948	34,100	32,409	1,691
Cash and cash equivalents classified as held for sale	—	—	—	297	295	2
Net financial position	(13,655)	6,694	(20,349)	2,406	15,128	(12,722)
(1) Includes notes issued under the Medium Term Note Program, or MTN Program, and other notes for €22,333 million at December 31,
2025 (€18,228 million at December 31, 2024), Schuldschein for €314 million (€314 million at December 31, 2024) and other financial instruments issued in financial markets, mainly from South America financial services companies for €2,413 million (€1,461 million at
December 31, 2024)
(2) Includes debt for securitizations programs, for €15,471 million at December 31, 2025 (€9,967 million at December 31, 2024), and other asset-backed financing, i.e., sales of receivables for which de-recognition is not allowed under IFRS, for €8 million at December 31, 2025
(€49 million at December 31, 2024)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€2,237 million at December
31, 2025 and €2,316 million at December 31, 2024) and industrial activities entities' financial payables due to financial services entities
(€481 million at December 31, 2025 and €746 million at December 31, 2024)
(5) Financial receivables due from Stellantis Financial Services Europe JVs
(6) Fair value of derivative financial instruments (net positive €161 million at December 31, 2025 and net positive €215 million at December
31, 2024) and collateral deposits (€20 million at December 31, 2025 and €7 million at December 31, 2024)
(7) Excludes certain financial securities held pursuant to applicable regulations (€376 million at December 31, 2025 and €264 million at
December 31, 2024) and non-liquid equity investments (€608 million at December 31, 2025 and €692 million at December 31, 2024) and other non-liquid securities (€203 million at December 31, 2025 and €347 million at December 31, 2024)
The €8.4 billion reduction in Industrial net financial position at December 31, 2025, as compared to December
31, 2024, primarily reflects the negative industrial free cash flow in the period of €4.5 billion, €2.0 billion dividend distribution and a negative €1 billion foreign exchange translation effect.
Rating Agency updates
In March 2025, S&P revised Stellantis’ issuer credit rating and senior unsecured debt rating from “BBB+” to
“BBB” and changed the outlook from negative to stable.
In May 2025, Moody’s revised Stellantis’ long-term issuer rating and senior unsecured debt rating from “Baa1” to
“Baa2” and changed the outlook from negative to stable.

In August 2025, S&P affirmed Stellantis’ “BBB” issuer credit rating and senior unsecured debt rating and revised the outlook from stable to negative.
In October 2025, Moody’s affirmed Stellantis’ “Baa2” long-term issuer rating and senior unsecured debt rating and revised the outlook from stable to negative.
Refer to Note 33, Subsequent events within the Consolidated Financial Statements included elsewhere in this report for additional information.
Refer to Note 22, Debt within the Consolidated Financial Statements included elsewhere in this report for additional information regarding the Company's Capital Resources. Refer to Note 32, Qualitative and quantitative information on financial risks within the Consolidated Financial Statements included elsewhere in this report for additional information regarding the Company’s qualitative and quantitative information on financial risks. Refer to Contractual Obligations, included elsewhere in this report for additional information on the Company’s significant contractual commitments as at December 31, 2025.

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
A Global Risk Management Committee (“GRMC”) has been established to provide guidance on strategic risk management decisions and defines the Company’s risk appetite and is chaired by the Chief Human Resources
Officer. Other members of the GRMC are representatives from the legal, finance, corporate affairs, internal audit, and risk management. The GRMC provides guidance on the overall strategic risk management decisions.
The ERM team within Stellantis is responsible for designing and updating the enterprise risk framework and working with business and global functions to support the identification, assessment, monitoring and reporting of risk exposures and their associated mitigation actions at department level.
2. Strategy Setting and Risk Appetite
The alignment of business objectives with strategy is achieved through Stellantis governance committees which include Senior Management responsible for supporting risk governance. The management of enterprise risks is integrated into the strategic plan and business objectives through the GRMC members that are part of the
Stellantis governance committees. In 2025, the Stellantis Leadership Team (“SLT”) supported by governance committees, is ultimately responsible for risk management programs, providing guidance and direction, reviewing and approving the overall global enterprise risk assessment results and ensuring accountability for effectively managing and mitigating significant risks.

Risk tolerance analysis is supported by the review and monitoring of Key Risk Indicators (“KRIs”). In 2025, status of risk monitoring and mitigating activities was quarterly assessed and results were regularly reported to GRMC members and to the Stellantis Leadership Team by the Head of Audit & Compliance. The Board of Directors has
an oversight role over Stellantis’ risk assessment.
Stellantis aligns its risk appetite to its business plan. Risk boundaries are set through Stellantis strategy, Code of
Conduct, budgets and policies. Stellantis objectives are consistent with the organization's risk appetite.
The statement for the Dutch Verklaring Omtrent Risicobeheersing (“VOR”) is consistent with the below disclosure of Stellantis' risks.

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

3. Enterprise Risk Assessment
The enterprise risk assessment is the assessment of the main risks that may affect the achievement of Stellantis’
strategy and its sustainability despite the risk mitigations in place. This assessment is performed annually to identify and prioritize the major risks based on their criticality, with a bottom-up approach that leverages on the departments’ risk assessment results, regular risk trends monitoring and targeted interviews conducted with a representative range of regional and business function managers. The assessment is further reinforced by external perspectives gathered through interviews with external stakeholders.
Risk scenarios and evaluation are carried out using likelihood, impact and control effectiveness criteria.
The results of the assessment are consolidated on a risk mapping and then reviewed by executive leaders before presentation for approval to the SLT and final validation by the Audit Committee.
Fraud risk assessment is aligned with Stellantis’ overall ERM strategy and is integrated into the broader departmental risk management process to manage potential risks related to fraudulent activities that could harm
Stellantis’ financial health, reputation, and operations. A fraud risk assessment is performed annually to identify and manage emerging fraud risks. Fraud risk assessment results are communicated to departmental senior management to ensure proper implementation of mitigation efforts.

4. Risk Mitigation and Monitoring
Major risks assigned to Stellantis Leadership Team members are detailed in more specific sub-risks and assigned to sub-risk owners in charge of deploying adequate risk mitigation measures. KRIs have been established to quantitatively measure and monitor sub-risks exposure in a more predictive way and to facilitate reporting of risk change. Additionally, an estimated maximum loss (“EML”) is evaluated for specific sub-risks scenarios to estimate potential financial impact and support the setting of risk appetite. The ERM team monitors mitigation progress, KRI trends, and EMLs, reporting key developments to the GRMC.
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
Significant Risks Identified and Control Measures
In 2025, results of the annual risk assessment were consolidated into a Stellantis report for review with members of the GRMC before the presentation of the most significant risks to the Stellantis Leadership Team. Once validated, results were presented to the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities. Control measures and mitigating actions were identified or enhanced to ensure risks were appropriately addressed.
The list of risks, control measures and mitigating actions presented below is not exhaustive. It reflects the most significant exposures, the main risks considering the highest impact and likelihood. Compliance, ICT &
Cybersecurity, and Manufacturing risks are also presented in light of their structural importance to Stellantis regulatory and operating environment, although not assessed in 2025 among the highest exposures. The sequence in which these risks and mitigating actions are described does not reflect order of importance, likelihood of occurrence or control measures effectiveness. The statement for the Dutch VOR is consistent with the below disclosure of Stellantis' risks.
Monitoring of risk mitigating actions and KRI metrics are the responsibility of the ERM team and compliance champions.

Risk Category	Risk	Risk Description	Control / Mitigating Actions
Strategic	Transition to Electrification
Main risk factors for transition to
electrification include: the evolving nature of
the regulatory environment, the higher
production costs (and corresponding) prices
of EV that could reduce our competitive
advantage and result in lower customer
appetite and lower profit margin or in a sharp
decrease of the automotive market share,
the aggressive competition of new players in
the EV market that are developing with lower
production cost and advanced technological
solutions, and the dependence of EV
(market) on government policies.

Cost-reduction strategies to make EVs more
affordable, including investing in Chinese EV
maker Leapmotor Execution of battery/Electric
Drive Module roadmap to deliver performance
at the right level.
Stellantis continuously reassesses its actions
and aligns product plans in light of evolving EV
regulations, shifting timelines, and market
adoption trends.

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
•developing/acquiring technical solutions to
reduce dependence on critical raw materials;
•monitoring the suppliers’ risk to mitigate
disruption due to any kind of failure; and
•strategic partnerships to gain access to the
latest innovations.

Compliance	Compliance
The increasing complexity of compliance
requirements in different fields (e.g.,
corporate liability, market regulations,
export controls, anti-bribery, emissions and
vehicle safety, data privacy, human rights,
etc.) puts the organization at risk of
noncompliance,
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

Financial	Geopolitical & Macro- Economic Factors
The exposure to adverse financial conditions
such as tariffs, persistent inflation also
impacting labor cost, high interest rates, as
well as repeated increases and volatility in
foreign exchange, raw material and energy
prices, could impact Stellantis’ plans and
profitability and its financial ability to offset
the effects of a major crisis. This risk is
increased by geopolitical instabilities,
continued protectionism and unavailability of
natural resources and energy.

Risk is mitigated through:
•natural and financial hedging strategies;
•material substitution and circular-economy
strategy;
•optimization in technical solutions to minimize
the use of critical resources or find
substitutions; and
•constant monitoring of raw material market
dynamics and of price trends.

Strategic	Customer Satisfaction
Delivering an outstanding customer
experience and high-quality products/
services is key for Stellantis. A strong focus
on quality represents a significant
opportunity to strengthen customer
satisfaction, protect Stellantis reputation,
maintain a competitive position in the market
and drive sustainable growth.

Actions to mitigate the impact on customers
satisfaction are:
•customer surveys/feedback that feed into
service improvement programs, including all
channels of interface between Stellantis and
customers (distribution and reparation
network, website);
•monitoring of product and service quality
metrics; and
•executive-level quality responsibility (Head of
Quality reporting to the CEO).

Operational	Manufacturing	Manufacturing operations manage several factors that can affect its efficiency, including the adaptation of manufacturing capacity to the demand or cost competitiveness.	Mitigating actions under review with the new Strategy definition.
Operational	Cybersecurity
The growing and evolving threats to digital
infrastructure and data security due to global
political tensions, international conflicts, and
availability of AI-enabled technology may
target Stellantis’ systems and lead to
significant business disruption, loss of
confidential information and competitive
know-how, or breaches of data privacy
resulting in financial and/or reputational
damage.

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
information.
Improvements in the overall Stellantis risk management process
We regularly benchmark risk management processes with peer companies and explore opportunities for improvement, in order to strengthen and improve ERM governance. In 2025, we reinforced our benchmark with the analysis of top risks reported by our main competitors and by a sample of comparable groups. We also complemented the quarterly KRIs monitoring with additional qualitative risk trend analysis. External views on
Stellantis risks, gathered through interviews with external stakeholders, who follow our Company closely, were also reinforcing the annual risk assessment.
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
As is typical for automotive manufacturers, we have significant fixed costs primarily due to our substantial investment in product development, property, plant and equipment and the requirements of collective bargaining agreements and other applicable labor relations regulations. As a result, changes in certain vehicle shipment volumes have a disproportionately large effect on our profitability.
Our profitability in North America, a region which historically contributed a majority of our profits, is particularly dependent on demand for pickup trucks and larger SUVs. Pickup trucks and larger SUVs have historically been more profitable than other vehicles and accounted for approximately 84 percent of our total U.S. retail vehicle shipments in 2025. A shift in consumer demand away from these vehicles within the North America region, whether as the result of a shift in demand toward competitor vehicles or toward compact and mid-size passenger cars, which could occur in response to higher fuel prices, lower disposable income due to recession, higher borrowing costs or other factors, could adversely affect our profitability. For example, U.S. demand for our vehicles, including pickup trucks and larger SUVs, softened significantly in 2024 which led to elevated dealer-owned inventory levels and the related impacts on our shipments and pricing negatively affected our profitability.
In 2025, we generated approximately 38 percent of our Net revenues in the Enlarged Europe region and are therefore significantly exposed to a downturn in economic conditions in Europe, enhanced competition in the
European vehicle market (particularly, from Chinese OEMs), or a deterioration of the European vehicle market, each of which impacted our vehicle shipments in that market in 2025.
In addition, we operate with negative working capital, because payments for vehicles are received shortly after shipment, while payments to suppliers occur later. As a result, in periods in which vehicle shipments decline materially, we may suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high-volume environment during a period in which we receive lower proceeds from vehicle shipments. This timing difference negatively impacted our cash flow and liquidity in 2024 and the first half of 2025 and could do so again if shipments continue to decline.
If our vehicle shipments decline further due to a downturn in economic conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, enhanced competition in certain markets, including North America, loss of market share, limited access to financing or other factors, such decline could have a material adverse effect on our business, financial condition and results of operations.
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

We are also significantly impacted by tariffs and other barriers to trade imposed between governments in various regions. For example, there has been a recent and significant increase in tariffs and duties between the
U.S. and its trading partners, including China, Canada, Mexico and the European Union. We import a significant number of our vehicles and components from outside the U.S., particularly in Canada, Mexico and Italy. We also manufacture vehicles and components in the U.S. that are exported globally. Disruptions in tariff or duty activity between our major markets - particularly rapid disruptions - could further increase the cost and negatively impact the potential availability of raw materials and components, as well as finished vehicles, which in turn would potentially increase consumer prices, reduce demand for our products and/or make our products less profitable.
We are also subject to other risks, such as increases in energy and fuel prices and fluctuations in prices of raw materials, including as a result of tariffs or other protectionist measures, changes to vehicle purchase incentive programs, and contractions in infrastructure spending in the jurisdictions in which we operate. In addition, these factors may also have an adverse effect on our ability to improve the utilization of our industrial capacity in some of the jurisdictions in which we operate. Several of the markets in which we operate have experienced or are experiencing challenging macroeconomic climates. Consumers have faced and may continue to face challenging cost inflation and higher fuel prices in particular, negative real wages and higher borrowing rates, which may continue to contribute to lower sales, particularly in the more profitable segments of our product mix.
Unfavorable developments in any one or a combination of these risks (which may vary from country to country)
could have a material adverse effect on our business, financial condition and results of operations and on our ability to execute planned strategies. For further discussion of risks related to the automotive industry, refer to the section “Risk Factors—Risks Related to the Industry in which We Operate” for additional information.
We are subject to risks relating to geopolitical volatility and instability. For example, as a result of ongoing global conflicts, we may be subject to supply chain disruptions, energy and logistics cost inflation or other adverse impacts from increased global instability.
Unfavorable developments in our relationships with governments, or a reduction in government incentives, in the markets in which we operate could also have a material adverse effect on our business, financial condition and results of operations. For example, in Brazil, we have historically received certain tax benefits and other government grants, that favorably affected our results of operations which will expire at the end of 2032.
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

Our future performance depends on our ability to accurately predict demand, and effectively compete, in the market for electrified vehicles.
Our financial condition and results of operations depend significantly on our ability to successfully align the development and delivery of BEV, hybrid vehicles and ICE vehicles with consumer demand, which may vary by region. For example, an over-estimation of the pace of the energy transition led us to recognize significant charges in 2025 related to the cancellation of certain BEV programs, the impairment of certain platforms and actions to resize our EV supply chain. A failure to accurately project the demand for these vehicles going forward could have additional materially negative impacts on our business, financial condition and results of operations.
BEVs are significantly more expensive than ICE vehicles and an economic slowdown or an increase in inflation would put additional pressure on customers’ spending, particularly impacting more expensive vehicles. At the same time, the increased availability of BEVs and hybrids has fueled highly competitive pricing among automakers, especially in markets where we compete with Chinese OEMs. Moreover, our investments in
Leapmotor and LPMI, to distribute Leapmotor‑branded vehicles outside of China, may not significantly improve our ability to develop and sell BEVs that are competitive with those of our peers.
In addition, we face challenges in developing BEVs with vehicle range, battery energy density and other new technologies that successfully compete with our peers and technological capabilities acquired through costly investment may prove short-lived if, for example, technology and vehicle capability progresses more quickly than expected. As the market for BEVs grows, there may also be increased opportunities for our competitors, including new entrants, such as non-OEM startup technology companies that may enter into alliances with our competitors, as well as startup OEMs, to obtain market share by introducing disruptive solutions that are attractive to consumers. Our competitors’ integration with non-OEM startup technology companies or the emergence of new significant OEM competitors could have a material adverse effect on our business, financial condition and results of operations. In particular, a number of Chinese OEMs have rapidly developed technological and manufacturing capability in BEVs in several of our key markets. See “The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than some of our competitors”.
Our ability to profitably sell BEVs is also dependent on the development and implementation of government policies that support electrification in the markets in which we operate. If governments in the markets in which we operate do not establish and maintain policies that support electrification, including incentives that support consumer affordability and awareness, development of charging infrastructure and strengthening of the battery supply chain, this could have a material adverse effect on our business, financial condition and results of operations. Governments have recently chosen, and additional governments may choose in the future, to dilute or eliminate supportive policies or delay electrification targets. For example, on September 30, 2025, tax credits for the purchase of electric vehicles in the U.S. expired and have not been renewed, which is reducing consumer appetite for BEVs in the U.S. Changing government policies may make it more difficult to plan future investments, particularly when such policy changes result in policy divergence among governments.
Our future performance depends on our ability to offer innovative, attractive and relevant products.
Our success depends on, among other things, our ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability. We may not be able to effectively compete with other automakers with regard to trends in the industry, including autonomous driving, connected vehicles and artificial intelligence.

In addition, our portfolio renewal efforts have suffered delays in recent periods which has adversely affected our shipments and sales, particularly in North America and Enlarged Europe. If we are unable to introduce new or significantly refreshed vehicles in a timely manner, our shipments, sales and market share will experience additional adverse impacts.
Further, as a result of the extended product development cycle and inherent difficulty in predicting consumer acceptance, a vehicle that is expected to be attractive may not generate sales in sufficient quantities and at high enough prices to be profitable. It can take several years to design and develop a new vehicle, and a number of factors may lengthen that schedule. For example, if we determine that a safety or emissions defect, mechanical defect or non-compliance with regulation exists with respect to a vehicle model prior to retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. Various elements may also contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions, government regulations and changes in consumer preferences. In addition, vehicles we develop in order to comply with government regulations, particularly those related to fuel efficiency, greenhouse gas and tailpipe emissions standards, may not be attractive to consumers or may not generate sales in sufficient quantities and at high enough prices to be profitable. If these vehicles do not generate sales in sufficient quantities and at prices that are sufficiently profitable, it could have a materially adverse effect on our business, financial condition and results of operations. Refer to “Risks Related to the
Industry in which We Operate – The automotive industry is highly competitive and cyclical, and we may suffer from those factors more than our competitors” for additional information.
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
If we fail to develop products that contain desirable technologies and are attractive to and accepted by consumers, the residual value of our vehicles could be negatively impacted. In addition, the increasing pace of inclusion of new innovations and technologies in our competitors’ vehicles could also negatively impact the residual value of our vehicles. A deterioration in residual value could increase the cost that consumers pay to lease our vehicles, increase the amount of subvention payments that we make to support our leasing programs and negatively impact our captive finance companies.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems, as well as other central information systems and applications, employee workstations and other IT equipment. Our vehicles are also increasingly connected to external cloud-based systems while our industrial facilities have become more computerized. Our systems are susceptible to cybercrime and are regularly the target of threats from third parties, which have become increasingly sophisticated, including through the use of social engineering, artificial intelligence and machine learning. Although the Company expects the use of hybrid-work arrangements to gradually decrease, a substantial number of personnel continue to follow a hybrid‑work model that relies on remote networking and online conferencing tools, which exposes us to additional cybersecurity risks.

A significant or large-scale malfunction or interruption of any one of our computer or data processing systems, including through the exploitation of a weakness in our systems or the systems of our suppliers or service providers, could have a material adverse effect on our ability to manage and keep our manufacturing and other operations running effectively, and may damage our reputation. For example, in 2025 we detected unauthorized access to a third-party service provider’s platform that supports our North American customer service operations. In that instance, the affected platform did not store financial or sensitive personal information. The computer systems of several of our suppliers and service providers have also been the subject of unauthorized access in many other instances. To-date we have not been materially impacted by these events. A malfunction or security breach that results in a wide or sustained disruption to our business could have a material adverse
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
Many jurisdictions in which we operate have enacted laws and regulations governing the collection, use, and protection of personal data. These requirements, and the penalties for noncompliance, have become increasingly stringent. A material security breach that permits unauthorized access to personal information, or other material noncompliance with applicable regulations, could expose us to litigation, fines, and other regulatory enforcement actions. Such events could materially and adversely affect our business, financial condition, and results of operations. In addition, compliance with newly adopted data protection regulations may result in significant costs or necessitate changes to our business practices that could have a material adverse impact on our operations and financial performance.
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
These electronic control systems, which are increasingly connected to external cloud-based systems, are susceptible to cybercrime, including threats of intentional disruptions, loss of control over the vehicle, loss of functionality or services and theft of personal information. These disruptions are likely to increase in terms of sophistication and frequency as the level of connectivity and autonomy in our vehicles increases. Legal requirements that mandate third party access to vehicle systems, including “right to repair” laws, may also increase the risk of these disruptions. In addition, we may rely on third parties for connectivity and automation technology and services, including for the collection of our customers’ data. These third parties could unlawfully resell or otherwise misuse such information, or suffer data breaches. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Our success largely depends on the ability of our management team to operate and manage effectively and our ability to attract and retain experienced management and employees.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Company and individual areas of the business. In June 2025, we announced the appointment of Antonio Filosa as Chief Executive Officer and the appointment of a new leadership team. Our management team is critical to the execution of our direction and the implementation of our strategies. We may not be able to replace these individuals with persons of equivalent experience and capabilities. Attracting and retaining qualified and experienced personnel in each of our regions, including in areas such as design and software, is critical to our competitive position in the automotive industry. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, it could have a material adverse effect on our business, financial condition and results of operations.
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
We may also be subject to work stoppages in the event that we and our labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any future work stoppages could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on partnerships in order to offer consumers and dealers financing and leasing services in certain markets could adversely affect our vehicle sales.
Unlike many of our competitors, we do not own and operate a 100 percent owned finance company dedicated solely to our vehicle operations in the majority of key markets in Europe and Asia (excluding China). We have instead partnered with large international banks through joint ventures or commercial agreements, in order to provide financing to our dealers and retail consumers. Our lack of a fully operational100 percent owned finance company in these key markets may increase the risk that our dealers and retail customers will not have access to sufficient financing on acceptable terms, which may adversely affect our vehicle sales in the future.
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
Potential capital constraints may impair the financial services providers’ ability to provide competitive financing products to our dealers and retail consumers. For example, any financial services provider will face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or consumers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their cost of capital or capital requirements.
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
We provide a range of financial services, including retail loans, leases and floorplan leasing to consumers and dealers, through joint ventures or 100 percent owned subsidiaries in the key markets where we operate. These financial services companies, particularly our 100 percent owned captive finance companies in Brazil, China and the U.S., subject us to the risks inherent in that business. These risks include reliance on debt markets and asset-backed financing transactions in order to provide the capital necessary to support their financing programs. Our financial services companies may be unable to access debt markets on acceptable terms, including due to market disruption, market volatility or perceived creditworthiness, or may be unable to originate sufficient receivables required in order to execute asset-backed financings.
The loans and leases originated by our financial services companies are subject to credit risk, which in turn is heavily influenced by economic conditions including inflation, interest rates and unemployment levels. The retail customers as well as dealer customers of our financial services companies may default during the term of their loans or leases. Generally, our financial services companies bear a substantial risk of losses resulting from defaults. In the event of a default, the value of the financed vehicle, or in the case of a commercial customer, the value of the inventory and other commercial assets we finance usually do not cover the outstanding amount due to us plus the costs of recovery and asset disposition.

In addition, our financial services companies rely on information from applicants and third party service providers when underwriting the loans and leases they originate and could experience increased credit risk if the information they receive is intentionally or negligently misrepresented. Our financial services companies must also project the expected residual values for the vehicles they lease and the actual proceeds received from the sale of those vehicles at lease termination may be lower than the amount projected due to unforeseen changes in market conditions for specific vehicle types or models, or industry-wide. For example, the elimination of the tax credits related to the purchase or lease of electric vehicles in the OBBB is currently impacting the market prices of used electric vehicles in the U.S. which, in turn, could negatively impact the forecasted residual value for EVs at the end of their lease term.
Our financial services companies are also subject to significant regulation by governmental authorities in the markets where they operate, which may impose significant costs and restrictions on their business. The market for automotive financing is highly competitive, and we compete with a variety of lenders, including banks, credit unions, independent finance companies and other captive automotive finance subsidiaries. Some of the competitors of our 100 percent owned captive finance companies have larger and more competitive sources of funds and are able to offer a wider variety of products to customers, which may enable them to compete more effectively.
If our financial services companies are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Industry in which We Operate
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business, including steel, aluminum, lead, polymers, elastomers, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as electricity and natural gas. Substantial increases in the prices for the raw materials and components used in our vehicles will increase our operating costs and could reduce profitability if the increased costs cannot be offset by higher vehicle prices or productivity gains. In particular, certain raw materials, such as those needed in catalytic converters and lithium-ion batteries, and components, such as semiconductors, are sourced from a limited number of suppliers and from a limited number of countries. From time to time these may be susceptible to supply shortages or disruptions. For example, in 2025, the automotive industry faced semiconductor shortages in connection with the temporary imposition of export controls on Nexperia, a semiconductor manufacturer based in the Netherlands and owned by a Chinese parent company. In addition, our industrial efficiency will depend in part on the optimization of the raw materials and components used in the manufacturing processes. If we fail to optimize these processes, we may face increased production costs.
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

It is not possible to guarantee that we will be able to maintain arrangements with suppliers that assure access to critical raw materials and components at reasonable prices in the future. Further, trade restrictions and tariffs may be imposed, leading to increases in the cost of raw materials, parts, components and systems and delayed or limited access to purchases of raw materials and components, each of which could have a material adverse effect on our business, financial condition and results of operations.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle shipment objectives and profitability and delay commercial launches. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in the supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on our business, financial condition and results of operations. This risk can increase during periods of economic uncertainty such as the crisis that resulted from the outbreak of COVID-19, as a result of regional economic disruptions such as that experienced in South
America due to the deterioration in Argentina’s economic condition, the Russia-Ukraine conflict beginning in
2022 or the increasing trade protectionism and barriers experienced in 2025.
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
Our business, financial condition and results of operations may also experience a material adverse impact from the further expansion of Chinese OEMs into non-Chinese markets and the increased competition derived from this expansion, given the lower costs of production for Chinese OEMs. Our business, financial condition and results of operations could experience a material adverse impact from the continued import of lower-cost EVs from China and we may be unable to effectively compete on price with such vehicles.

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
The automotive industry is characterized by the constant renewal of product offerings through frequent launches of new models and the incorporation of new technologies in those models. As a result, a failure to consistently develop and incorporate new technological features or software functionality in our vehicles could have a material adverse effect on our business, financial condition and results of operations. See “- Risks Related to Our
Business, Strategy and Operations - Our future performance depends on our ability to offer innovative, attractive and relevant products.” for additional information
Intense competition, excess global manufacturing capacity and the proliferation of new products introduced in key segments is expected to continue to put downward pressure on inflation-adjusted vehicle prices and contribute to a challenging pricing environment in the automotive industry for the foreseeable future. In the event that industry shipments decrease and overcapacity intensifies further, our competitors may attempt to make their vehicles more attractive or less expensive to consumers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. In addition, our profitability depends in part on our ability to adjust pricing to reflect increasing technological costs (refer to the section “—Our future performance depends on our ability to offer innovative, attractive and fuel efficient products” for additional information). An increase in any of these risks could have a material adverse effect on our business, financial condition and results of operations.
Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could adversely affect our business.
In response to the global inflationary surge that began in the first half of 2022, central banks in several markets aggressively increased interest rates, which have been reflected in interest rates across credit markets, including consumer credit. While central bank rates began to decrease in 2024, interest rates have remained high and future trends in the cost of consumer credit remain unclear. More expensive vehicle financing may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates were to rise substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease our vehicles. Although inflation is abating and central banks have been lowering interest rates, elevated consumer credit rates may remain in place in the medium-term. As a result, if consumer interest rates remain or increase further, or lending standards tighten, we may experience a material adverse effect on
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
In the last decade, seismic events affecting industrialized countries have demonstrated the risk of potential property damage and business interruption that we are exposed to as a result of our global manufacturing footprint. We are also exposed to industrial flood risk, with a number of our production sites identified by our industrial flood risk assessment as potentially exposed to flood risk. Conversely, our production may be negatively impacted by a lack of water supply in water-stressed areas. The occurrence of a major incident at a single manufacturing site could compromise the production and sale of several hundred thousand vehicles. In addition, any such catastrophic loss or significant damage could result in significant expense to repair or replace the facility and could significantly curtail our research and development efforts in the affected area, which could have a material adverse consequence on our business, financial condition and results of operations. Our suppliers are similarly exposed to a potential catastrophic loss or significant damage to their facilities, and any such loss or significant damage to a key supplier’s manufacturing facilities could disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue.
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
As we seek to comply with government regulations, particularly those related to vehicle safety, fuel efficiency, and greenhouse gas and tailpipe emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. For example, we have made significant investments, including through joint ventures, to secure the supply of batteries that are a critical requirement to support our fuel efficiency and greenhouse gas compliance plans. In addition, government regulations are not harmonized across jurisdictions and the regulations and their interpretations may be subject to change on short notice.
A failure to comply with applicable emissions standards may lead to significant fines, vehicle recalls, the suspension of sales and third-party claims and may adversely affect our reputation. We are particularly exposed to this risk in markets where regulations on fuel consumption and emissions are very stringent, particularly in
Europe. In addition, the harmful effects of atmospheric pollutants and greenhouse gases, on ecosystems and human health have become an area of major public concern and media attention. As a result, we may suffer significant adverse reputational consequences, in addition to penalties, in the event of non-compliance with applicable regulations.
The number and scope of regulatory requirements, along with the costs associated with compliance, are expected to increase significantly in the future, particularly with respect to vehicle emissions. These costs could be difficult to pass through to consumers, particularly if consumers are not prepared to pay more for lower-
emission vehicles. For a further discussion of the regulations applicable to us, refer to “STELLANTIS OVERVIEW
—Environmental and Other Regulatory Matters” included elsewhere in this report for additional information. The increased cost of producing lower-emitting vehicles may lead to lower margins and/or lower volumes of vehicles sold. Given the significant portion of our sales in Europe, our vehicles are particularly exposed to regulatory changes, which may have a serious impact on the number of cars we sell in this region and therefore on our
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
We are subject to a number of European governmental inquiries relating to diesel emissions, as well as related private lawsuits. For more information regarding these governmental inquiries and private lawsuits, refer to
“Legal Proceedings” included elsewhere in this report for additional information. The results of these unresolved governmental inquiries and private lawsuits cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial
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
For example, litigation initiated by GM against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, is on-going, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining, that the UAW was then able to extract from GM through pattern bargaining, which increased costs to GM. For more information regarding this litigation, refer to “Legal Proceedings” elsewhere in this report for additional information.
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
For example, during the second half of 2025, we recognized a €5.3 billion expense due to a change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices that did not deliver the expected quality performance.
In 2025, we decided to recall approximately 13.4 million vehicles. Recall costs substantially depend on the nature of the remedy and the number of vehicles affected and may arise many years after a vehicle’s sale.
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

In addition, our customers may have expectations relating to the production conditions and origin of the products they purchase. Therefore, it is important for us to seek transparency across the entire supply chain, which may result in additional costs being incurred. A failure by us, or any of our suppliers or subcontractors, to comply with employment or other production standards and expectations may result in adverse consequences to our reputation, disruptions to our supply chain and increased costs as a result of remedial measures needing to be undertaken to meet stakeholder expectations, which could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to adequately protect our intellectual property rights, which may harm our business.
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights will be sufficient to provide us with a competitive advantage against others who offer similar products. Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property rights and using our technology for their competitive advantage. Any such infringement could have a material adverse effect on our business, financial condition and results of operations.
The laws of some countries in which we operate do not offer the same protection of intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult to protect our intellectual property from misuse or infringement there. An inability to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
It may be difficult to enforce U.S. judgments against our Directors, Senior Management and independent auditors.
Most of our Directors and Senior Management, and our independent auditors, are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to establish jurisdiction over these persons. It may also be difficult for U.S. investors to enforce judgments within the U.S. that are predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether courts outside the U.S. would recognize or enforce these judgments against our Directors and Senior Management or our independent auditors.
As an employer with a large workforce, we face risks related to the health and safety of our employees, as well as reputational risk related to diversity and inclusion.
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
In addition, while our practices relating to diversity and inclusion in the workplace are intended to be compliant with applicable law, they may lead to heightened scrutiny from stakeholders who support or oppose these practices, which could impact our reputation and result in an adverse effect on our business, financial condition and results of operations.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the value of our common shares.
Effective internal controls, enable us to provide reliable and accurate financial statements and to effectively prevent fraud. While we have devoted, and will need to continue to devote, significant management attention and resources to complying with the internal control over financial reporting requirements of the Sarbanes-Oxley
Act of 2002, as amended, there is no assurance that material weaknesses or significant deficiencies will not occur or that we will be successful in adequately remediating any such material weaknesses and significant deficiencies. Furthermore, as our business evolves, our internal controls may become more complex, and may require significantly more resources to ensure internal controls remain effective.
Risks Related to Our Liquidity and Existing Indebtedness
Limitations on our liquidity and access to funding, as well as our significant outstanding indebtedness, may restrict our financial and operating flexibility and our ability to execute our business strategies, obtain additional funding on competitive terms and improve our financial condition and results of operations.
Our performance depends on, among other things, available liquidity, our ability to finance debt repayment obligations and planned investments from operating cash flow, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. Our indebtedness may have important consequences on our operations and financial results, including:
•we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
•we may need to use a significant portion of our future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes, including product development; and
•we may not be able to adjust to rapidly changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.
In addition, while our credit ratings are currently investment grade, our credit ratings were downgraded in 2025 and early 2026. Any further deterioration of these credit ratings would cause us to fall below investment grade and may significantly affect the cost and availability of our funding. We could, therefore, find ourselves in the position of having to seek additional financing or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs.
Any limitations on our liquidity, due to a decrease in vehicle shipments, the amount of, or restrictions in, our existing indebtedness, conditions in the credit markets, our perceived creditworthiness, general economic conditions or otherwise, may adversely impact our ability to execute our business strategies and impair our financial condition and results of operations. In addition, any actual or perceived limitations on our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, which could have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to shortfalls in our pension plans which may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations.

Some of our defined benefit pension plans are currently underfunded. For example, as of December 31, 2025, our defined benefit pension plans were underfunded by approximately €2.2 billion and may be subject to significant minimum contributions in future years. Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.
To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans.
Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of our pension obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. Refer to Note 2, Basis of preparation-Significant accounting policies—Employee benefits within the Consolidated Financial Statements included elsewhere in this report for more information regarding how the net obligations for our pensions, also known as “defined benefit plans”, are determined.
Any reduction in the discount rate or the value of plan assets, or any increase in the present value of our pension obligations, may increase our pension expenses and required contributions and, as a result, could constrain our liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions to our U.S. pension plans, we could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency.
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
Our loyalty voting structure is intended to reward our shareholders for maintaining long-term share ownership by granting persons holding shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the Loyalty Register, any corresponding special voting shares will be transferred to us for no consideration
(om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares.
Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.
Our loyalty voting structure may make it more difficult for a third party to acquire, and may deter an attempt to acquire, control of us, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of this structure, a relatively large proportion of voting power could be concentrated in a relatively small number of shareholders, which may make it more difficult for third parties to acquire control of us by purchasing shares that do not benefit from the additional voting power of the special voting shares. The possibility or expectation of a change of control transaction typically leads to higher trading prices and conversely, if that possibility is low, trading prices may be lower. This structure may also prevent or discourage shareholders’ initiatives aimed at changing our management.
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
We operate so as to be treated exclusively as a resident of the Netherlands for tax purposes, but the tax authorities of other jurisdictions may treat us as also being a resident of another jurisdiction for tax purposes.
Since we are incorporated under Dutch law, we are considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes. In addition, with effect from January 17,
2021 and taking into account the sanitary restrictions and limitations that applied under the COVID-19 crisis, we have operated so as to maintain our management and organizational structure in such a manner that we (i)
should be regarded to have our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in the Netherlands, (ii) should not be regarded as a tax resident of any other jurisdiction (and in particular of France or Italy) either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with the Netherlands) and (iii) should be deemed resident only in the Netherlands, including for the purposes of the France-Netherlands and Italy-
Netherlands tax treaties. We also hold permanent establishments in France and Italy.
However, the determination of our tax residency primarily depends upon our place of effective management, which is a question of fact based on all circumstances. Because the determination of our residency is highly fact sensitive, no assurance can be given regarding the final determination of our tax residency.
If we were concurrently resident in the Netherlands and another jurisdiction (applying the tax residency rules of that jurisdiction), we may be treated as being tax resident in both jurisdictions, unless such other jurisdiction has a double tax treaty with the Netherlands that includes either (i) a tie-breaker provision which allocates exclusive residence to one jurisdiction only or (ii) a rule providing that the residency needs to be determined based on a mutual agreement procedure and the jurisdictions involved agree (or, as the case may be, are compelled to agree through arbitration) that we are resident in one jurisdiction exclusively for treaty purposes. In the latter case, if no agreement is reached in respect of the determination of the residency, the treaty may not apply and we could be treated as being tax resident in both jurisdictions.
A failure to achieve or maintain exclusive tax residency in the Netherlands could result in significant adverse tax consequences to us, our subsidiaries and our shareholders and could result in tax consequences for our shareholders that differ from those described in the section entitled “Additional information for U.S listing purposes - Taxation”. The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of shareholders and holders of special voting shares, on the specific situation of each shareholder or each holder of special voting shares.

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
Our failure to qualify for benefits under the tax treaties entered into between the Netherlands and other countries could result in significant adverse tax consequences to us, our subsidiaries and our shareholders and could result in tax consequences for our shareholders that differ from those described in the section entitled
“Additional information for U.S listing purposes - Taxation”.
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
The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares. Refer to
“Additional information for U.S. listing purposes - Taxation” included elsewhere in this report for additional information.
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
While we believe our common shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is a factual determination made annually and thus may be subject to change. Moreover, we may become a PFIC in future taxable years if there were to be changes in our assets, income or operations. In addition, because the determination of whether a foreign corporation is a PFIC is primarily factual and because there is little administrative or judicial authority on which to rely to make a determination, the IRS may take the position that we are a PFIC. Refer to “Additional information for U.S. listing purposes - Taxation” included elsewhere in this report for additional information.
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
In accordance with the NYSE listing rules, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the updated 2025 Dutch corporate governance code of the Dutch Corporate Governance
Code Monitoring Committee, which entered into force on January 1, 2025 (the “Dutch Corporate Governance
Code”). The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and its relationship with the annual general meeting (“AGM”).
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
Pursuant to Article 3 of the Company’s articles of association (the “Articles of Association”), the objects for which the Company is established are to carry on, either directly or through 100 percent or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.

Board of Directors
Stellantis has a single-tier board of directors. Pursuant to the Articles of Association, the Board of Directors
consists of three or more directors (the “Directors”). On January 4, 2021, eleven Directors were elected, including Mr. Carlos Tavares who resigned from his position of Chief Executive Officer and member of the Board of Directors on December 1, 2024. As of the date of this report, the Board of Directors is composed of eleven
Directors including: three Directors (the Chairman as an Executive Director, the Senior Independent Director and
the Vice Chairman as non-executive directors) who were elected on January 4, 2021; one additional Executive
Director, who was appointed to the Board of Directors by the 2025 Extraordinary General Meeting held on July,
18, 2025, the date on which the Board of Directors also granted him the title of Chief Executive Officer; and
seven non-executive directors who were appointed by the 2025 Annual General Meeting held on April 15, 2025.
In accordance with the resolutions adopted by the General Meeting of Shareholders at the time of each appointment, the appointment of the three Directors elected on January 4, 2021 became effective as of January
17, 2021 (the "Governance Effective Date"), the date on which the governance of Stellantis came into force.
Following the entry into force of the governance, the initial term of office of each of them is five years and therefore the terms of office of the Chairman, the Senior Independent Director and the Vice Chairman will expire immediately after the close of the Annual General Meeting of Shareholders to be held in 2026 (the first annual general meeting held five years after the entry into force of the governance), while the term of office of the Chief
Executive Officer appointed as Executive Director on July 18, 2025 will end immediately after the close of the
Annual General Meeting of Shareholders to be held in 2027. Also the term of office of each of the seven non-
executive Directors appointed by the 2025 Annual General Meeting held on April 15, 2025 (Ms. Cicconi, Mr.
Dufourcq, Ms. Godbehere, Ms. Parzani, Mr. Ramot, Mr. Ribadeau-Dumas and Ms. Davey Schroeder) will expire immediately after the close of the Annual General Meeting of Shareholders to be held in 2027.

Under the Articles of Association, after the initial term, the term of office of Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first AGM held after two years have lapsed following the appointment. Each Director may be re-
appointed for an unlimited number of terms at any subsequent AGM.
The Board of Directors as a whole is responsible for oversight of the strategy and management of the Company with particular focus on the development and supervision of the strategy for sustainable long-term value creation. In our strategic plan we elaborate on our long-term value creation plans and objectives. According to
Dutch Law and article 20.2 of the Stellantis’ Articles of Association, the chairperson of the Board of Directors shall be independent and have the title of Senior Independent Director. The Board of Directors is currently composed of two executive Directors (i.e. the Chairman and the Chief Executive Officer) and nine non-executive
Directors. The Chief Executive Officer has day-to-day responsibility for the management of the Company.
Pursuant to Article 22 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer acting individually. Pursuant to article 3(b) of the
Regulations of the Board of Directors, if the Chairman is an executive director, he/she will be consulted on important strategic matters affecting the Company: budget/long-term strategic planning; mergers and acquisition transactions, including significant joint-ventures, investments and divestments; strategic evolution of the brand portfolio and significant product investment; appointments, succession planning and compensation for key positions in the Company; institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance; significant public relations matters and major communication events/topics; interaction with principal shareholders and key partners; and providing leadership to the Board of Directors and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management, in each case, without prejudice to the powers of the Board of Directors. On
December 1, 2024, the Board of Directors had resolved to appoint Mr. Elkann, the Chairman, pursuant to Article
20.11 of the Company's Articles of Association to temporarily assist the Board in the management of the
Company with full powers and authority for the management of the day-to-day business of the Company and to represent Stellantis N.V. in all matters with sole power of representation. Therefore, until July 18, 2025, the date on which the current Chief Executive Officer was appointed, the general authority to represent the Company had been vested in the Board of Directors and Mr. Elkann acting individually.
On May 27, 2025, the Board of Directors unanimously selected Mr. Antonio Filosa as the new Company’s CEO following a thorough search process of internal and external candidates, undertaken by a Special Committee of the Board of Directors, led by Executive Chairman Mr. Elkann, and, upon the recommendation of the Non-
Executive Directors, the Board of Directors resolved to propose to the Company’s General Meeting to appoint
Mr. Filosa as additional Executive Director. On June 23, 2025, the Company announced that, while the appointment process for a new permanent Chief Executive Officer had concluded with Mr. Filosa taking up the role as CEO of Stellantis N.V., the Stellantis Leadership Team (“SLT”) was established with immediate effect. The
SLT is currently formed as follows:
•Mr. Antonio Filosa (CEO and Executive Director; North America & American Brands);
•Mr. Emanuele Cappellano (Enlarged Europe & European Brands, Stellantis Pro One);
•Mr. Herlander Zola (South America);
•Mr. Samir Cherfan (Middle East & Africa and Micromobility);
•Mr. Gregoire Olivier (China and India & Asia Pacific);
•Mr. Davide Mele (Product Planning);
•Mr. Ned Curic (Product Development & Technology);

•Mr. Sebastien Jacquet (Quality);
•Ms. Monica Genovese (Purchasing);
•Mr. Scott Thiele (Supply Chain);
•Mr. Francesco Ciancia (Manufacturing);
•Mr. Joao Laranjo (Finance);
•Mr. Xavier Chéreau (Human Resources);
•Ms. Clara Ingen-Housz (Corporate Affairs & Communications);
•Mr. Ralph Gilles (Design).
In addition to the SLT and reporting directly to the Chief Executive Officer are the following Executives: Mr.
Olivier Francois (Marketing), Ms. Alison Jones (Parts & Services, Circular Economy), Mr. Giorgio Fossati
(General Counsel).
Within this governance structure, the Board of Directors considers subjects that link to the strategic plan. Climate being a key topic, the Board of Directors ensures that the strategy fits with the Stellantis sustainable long-term vision and climate resilience objectives, but also that related risks and opportunities stemming from the effects of climate change are properly identified and managed. The CEO and the SLT are responsible for defining the overall environmental strategy, including climate-related policies. The CEO reports to the Board of Directors.
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

Set forth below are the names, year of birth and position of each of the persons currently serving as Directors as of the date of this report. The business address of each person listed below is c/o Taurusavenue 1, 2132LS
Hoofddorp, the Netherlands. The term of office of the Chairman, Senior Independent Director and Vice Chairman
will expire immediately after the close of the AGM in 2026. The term of office of the other Directors will expire immediately after the close of the AGM in 2027.

Name	Gender	Year of Birth	Position	Nationality	Term(1)	Independent
John Elkann	M	1976	Chairman and Executive Director	Italy	5 years	No
Antonio Filosa	M	1973	Chief Executive Officer and Executive Director	Italy	2 years	No
Robert Peugeot	M	1950	Vice Chairman and Non- Executive Director	France	5 years	No
Henri de Castries	M	1954	Senior Independent Director and Non- Executive Director	France	5 years	Yes
Fiona Clare Cicconi	F	1966	Employee Engagement Non-Executive Director	UK & Italy	2 years	Yes
Nicolas Dufourcq	M	1963	Non-Executive Director	France	2 years	Yes
Ann Godbehere	F	1955	Non-Executive Director	Canada & UK	2 years	Yes
Claudia Parzani	F	1971	Non-Executive Director	Italy	2 years	Yes
Daniel Ramot	M	1975	Non-Executive Director	U.S. & Israel	2 years	Yes
Benoît Ribadeau-Dumas	M	1972	Non-Executive Director	France	2 years	No
Alice Davey Schroeder	F	1956	Non-Executive Director	U.S.	2 years	Yes
(1) Since the Governance Effective Time for John Elkann, Robert Peugeot and Henry de Castries or, with respect to all the others members of the Board, since the 2025 AGM
In accordance with Articles of Association and the combination agreement, Mr. Elkann and Mr. Ribadeau-
Dumas were nominated by Exor N.V.; Mr. Nicolas Dufourcq by Bpifrance S.A.; Mr. Robert Peugeot by EPF/
Peugeot Invest. Refer to “Articles of Association and Information on Stellantis Shares —Nomination Rights”
included elsewhere in this report for a description of certain binding nomination arrangements set forth in the
Articles of Association, which will apply to future terms of office.
The members of the Board and its committees are selected on the basis of expertise, experience, personal qualities, age, sex or gender identity and nationality. Following the 2024 AGM, four seats of the Board of
Directors out of eleven were occupied by women, equivalent to 40 percent according to the calculation methodology set by EU Directive 2022/2381. The average ratio of female to male board members was 57 percent. Following the resignation of Mr. Tavares on December 1, 2024, four seats of the Board of Directors out of ten were occupied by women, confirming the 40 percent according to the calculation methodology set by EU
Directive 2022/2381, while the average ratio of female to male board members became 67 percent. These figures remained unchanged following the 2025 AGM and until the 2025 EGM, held on 18 July 2025, after which four seats of the Board of Directors out of eleven were occupied by women, equivalent to 40 percent according to the calculation methodology set by EU Directive 2022/2381. The average ratio of female to male board members returned to 57 percent. The nationalities of the members of the Board of Directors were reasonably consistent with the geographic footprint of Stellantis’ business and no nationality counted for more than 60 percent of the members of the Board of Directors. One member was under the age of 50 at the day of their nomination.

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

	Climate Change	Human Rights	Risk Management	Cyber security & Software	New Business Model	Industry	Corporate Social Responsibility	Governance	Financial and Accounting	Board memberships
John Elkann		✓			✓	✓	✓	✓	✓	4
Antonio Filosa		✓	✓		✓	✓		✓		—
Robert Peugeot			✓		✓	✓	✓	✓	✓	4
Henri de Castries	✓	✓	✓				✓	✓	✓	3
Fiona Clare Cicconi		✓	✓				✓	✓		—
Nicolas Dufourcq	✓	✓			✓	✓		✓	✓	2
Ann Godbehere	✓		✓				✓	✓	✓	2
Claudia Parzani		✓					✓	✓		2
Daniel Ramot			✓	✓	✓		✓			1
Benoît Ribadeau- Dumas			✓					✓		5
Alice Davey Schroeder	✓		✓				✓	✓	✓	4
We have determined that the following seven of our eleven Directors qualify as independent for purposes of
NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code: Ms. Cicconi, Mr. de
Castries, Mr. Dufourcq, Ms. Godbehere, Ms. Parzani, Mr. Ramot and Ms. Schroeder meaning more than 63 percent of the members of the Board were independent as of year end. The Board of Directors has also appointed Mr. de Castries as Senior Independent Director and non-executive Director in accordance with
Section 2.1.9 of the Dutch Corporate Governance Code.
Directors are expected to prepare themselves for and attend all Board of Directors meetings, the AGM and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.
During 2025, there were fifteen meetings of the Board of Directors. The average attendance at those meetings was 98.66 percent.
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
Antonio Filosa (Chief Executive Officer and Executive Director) – Antonio Filosa is Chief Executive Officer
and Executive Director of Stellantis. He is also head of North America and American Brands. Mr. Filosa previously served as Stellantis’ Chief Operating Officer for South America, Chief Executive Officer of the Jeep
brand and global Head of Quality.
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
Mr. Peugeot held various executive positions within the PSA Group. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA’s Executive Committee. In addition, Mr. Peugeot served as
Chairman of the board of Peugeot Invest S.A., director of Financière Guiraud S.A.S. and director of Peugeot
Invest UK Ltd. until 2025. He currently serves as a board member of Peugeot 1810 S.A.S.; permanent representative of Peugeot 1810 on the board of Forvia SE; managing director of SC Rodom; board member of
Safran S.A.; member of the supervisory board of Soparexo S.C.A.; and observer on the supervisory board of
Rothschild & Co.
He is a Knight of the French National Order of Merit and a Knight of the French Legion of Honour.
Henri de Castries (non- executive Director) – Henri de Castries is Senior Independent Director and a non-
executive Director of Stellantis. Born in France in 1954, he is a graduate of École des Hautes Etudes
Commerciales (HEC) and École Nationale d’Administration (ENA).
Mr. de Castries was the chairman of the management board of AXA S.A. from 2000 and chairman and chief executive officer from April 2010 until September 2016. He previously worked for the French Finance Ministry
Inspection Office and the French Treasury Department. In addition, Mr. de Castries currently serves as chairman of Europe and Senior Advisor of General Atlantic; and lead director on the board of directors of LVMH. Mr. de
Castries became Senior Independent Director and a non-executive Director of Stellantis in January 2021.

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
In addition, Mr. Dufourcq serves as chief executive officer of Bpifrance Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance Participations
S.A.; and chairman of the supervisory board of STMicroelectronics N.V. 1. He served as permanent representative of Bpifrance Participations S.A. on the board of directors of Orange from January 2017 to January
2021. Mr. Dufourcq became a non-executive Director of Stellantis in January 2021.
Ann Godbehere (non–executive Director) – Ann Godbehere is a non-executive Director of Stellantis. Ms.
Godbehere was born in Canada in 1955.
Ms. Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in 1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of Northern Rock bank in the initial period following its nationalization. Ms. Godbehere has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and
UBS Group AG. Until May 2019, Ms. Godbehere served as a non-executive director of Rio Tinto plc and Rio
Tinto Limited. She was also senior independent director of Rio Tinto plc. In addition, Ms. Godbehere currently serves as a non-executive director of Shell plc and as an independent non-executive director of HSBC Holdings plc. She is also Chairman of the Board of HSBC Bank plc. Ms. Godbehere is a fellow of the Institute of Chartered
Professional Accountants and a fellow of the Certified General Accountants Association of Canada. She became a non-executive Director of Stellantis in January 2021.

Claudia Parzani (non-executive Director) – Claudia Parzani is a non-executive Director of Stellantis. Ms.
Parzani was born Brescia, Italy in 1971. She received her law degree, magna cum laude, from Università degli
Studi di Milano.
Ms. Parzani is a Senior Advisor at Linklaters LLP, an international law firm, where she is a previous member of the Executive Committee and partner specializing in corporate issues and corporate governance. Since 2022,
Ms. Parzani has been Chair of the board of directors of Borsa Italiana S.p.A., the Italian stock exchange, after previously serving as Deputy Chair and a non-executive director. Ms. Parzani is Senior Advisor at Brunswick,
Deputy Chair of the Italian group of the Trilateral Commission, a member of the advisory board of UNHCR Italy and the supervisory committee of Parks- Liberi e Uguali. She is also Chair of the Strategic Council of Fondazione
Italia per il Dono.
In the past, she was Deputy Chair of Il Sole 24 Ore S.p.A., Chair of Allianz S.p.A., and served as an external member of the board of directors of Politecnico di Milano. She became a non-executive Director of Stellantis in
April 2024.
Daniel Ramot (non-executive Director) – Daniel Ramot is a non-executive Director of Stellantis. Mr. Ramot was born in Ramat Gan, Israel in 1975. He is a graduate of the Israel Defense Forces’ Talpiot program, where he earned a Bachelor of Science in Physics and Mathematics from The Hebrew University of Jerusalem. Mr. Ramot also holds a Master of Science in Electrical Engineering from Tel Aviv University.
In 2008, Mr. Ramot joined D. E. Shaw Research as a Director, where he was instrumental in building supercomputers designed to accelerate pharmaceutical drug discovery, developing advanced computational techniques and algorithms to simulate molecular dynamics. In 2012, he co-founded Via , a provider of innovative software solutions for public and private mobility systems and transportation planning services operating in over
35 countries. He became a non-executive Director of Stellantis in April 2025.
Benoît Ribadeau-Dumas (non-executive Director) – Benoît Ribadeau-Dumas is a non-executive Director of
Stellantis. Mr. Ribadeau-Dumas was born in France in 1972. He graduated from École Polytechnique and attended the École Nationale d’Administration.
Mr. Ribadeau-Dumas is Chief Companies Officer at Exor N.V. He is also a member of the supervisory board of
Koninklijke Philips N.V. Mr. Ribadeau-Dumas began his career at the French Council of State in 1997 before joining Thales, a leading French technology group in aerospace and defense, as Director of Business
Development. He held various roles within the company until 2009 when he was named CEO of Thales
Underwater Systems. Mr. Ribadeau-Dumas later served as Senior Executive Vice President at CGG, a geoscience company now known as Veridien, and as a member of the management board of ZodiacAerospace and CEO of its Aerosystems branch. In 2017, he joined the Cabinet of the French Prime Minister as Chief of
Staff. Mr. Ribadeau-Dumas became a non-executive Director of Stellantis in April 2023.
Alice Davey Schroeder (non-executive Director) - Alice Davey Schroeder is a non-executive director of
Stellantis. Ms. Schroeder was born in Dallas, Texas (U.S.) in 1956. She graduated with a BBA and MBA from the
Red McCombs School of Business at the University of Texas at Austin.
Ms. Schroeder currently serves on the boards of Carbon Streaming Corporation, HSBC North America Holdings
Inc., and Dakota Gold Corporation and previously served on the boards of Prudential plc, Natus Medical and
Bank of America Merrill Lynch International.

She started her career in 1980 in Houston, Texas, at Ernst & Whinney and then, following Ernst & Whinney’s merger with Arthur Young & Co., at Ernst & Young (“EY”). Ms. Schroeder served on the audit staff of EY as a
Certified Public Accountant until 1991, when she joined the staff of the Financial Accounting Standards Board, the accounting standard-setting body of the United States. In 1993, she began a career on Wall Street, heading research teams for the insurance industry as a managing director at CIBC Oppenheimer and PaineWebber, and, managing director and senior advisor at Morgan Stanley. She became a non-executive Director of Stellantis in
April 2025.
Amount and Composition of the Remuneration of the Board of Directors
Details of the remuneration of the Board of Directors and its committees are set forth within the section
“Remuneration Report” included elsewhere within this report.
Directors' Share Ownership
The table below shows the number of Stellantis common shares owned by members of the Board of Directors as at February 26, 2026:

Directors Owning Stellantis Common Shares	Shares	Percent of Class
John Elkann	1,227,009	—%
Antonio Filosa	414,737
Robert Peugeot	15,000	—%
Henri de Castries	21,000	—%
Fiona Clare Cicconi	11,662	—%
Nicolas Dufourcq	—	—%
Ann Godbehere	9,650	—%
Claudia Parzani	—	—%
Daniel Ramot
Benoît Ribadeau-Dumas	—	—%
Alice Davey Schroeder	—	—%
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
The Audit Committee
On August 2, 2021, the Board of Directors adopted the charter of the Audit Committee and approved certain revisions on February 12, 2024 in order to reflect the Audit Committee’s new responsibility to assist and advise the Board of Directors on the integrity of the Company’s sustainability disclosures and reports in accordance with applicable reporting standards, including the EU Corporate Sustainability Reporting Directive (“CSRD”).
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

The Audit Committee currently consists of Ms. Godbehere (Chairperson), Mr. de Castries, Ms. Parzani and Ms.
Schroeder. The Audit Committee is elected by the Board of Directors and is comprised of independent
Directors. The Senior Independent Director or a former executive Director may not serve as chairman of the
Audit Committee. Audit Committee members are required (i) not to have any material relationship with the
Company or perform the functions of auditors or accountants for the Company; (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to
be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee should be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC and section 2(3) of the Decree on the Establishment of an Audit
Committee (Besluit instelling auditcommissie). No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer (“CFO”) and the Chief Audit and Compliance Officer attend its meetings while the CEO is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and shall attend the meetings of the Audit Committee, if the Audit Committee so requires.
The Audit Committee shall meet with the independent auditors at least once per year outside the presence of the executive Directors and management.
Our Board of Directors has determined that Ms. Godbehere, Mr. de Castries and Ms. Schroeder are “audit committee financial experts”. All Audit Committee members are independent directors under the NYSE rules,
Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code.
During 2025, ten meetings of the Audit Committee were held. The average attendance of its members at those meetings was 100 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June
30, 2025 and the full year 2025, as well as the shipments and revenues related to the first and third quarters of the year. The Committee, with the assistance of the CFO and other Company officers mainly from finance, internal audit and compliance, and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of certain areas such as enterprise risk management, double materiality assessment, tax, treasury, acquisitions, insurance and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity and information technology matters.
The Committee is charged with assisting and advising the Board of Directors with respect to the implementation and effectiveness of the Company’s ethics and compliance program, among other things. In so doing, the Audit
Committee oversees and monitors the quality and completeness of the Company’s global compliance policies and practices with respect to applicable legal and regulatory requirements, as well as with the requirements and objectives of the Company’s Code of Conduct and Integrity Helpline, and, in 2025, reviewed the Human Rights
Policy.
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
The Remuneration Committee currently consists of Ms. Cicconi (Chairperson), Mr. de Castries, Mr. Peugeot. Mr.
Ramot and Mr. Ribadeau-Dumas. The Remuneration Committee is elected by the Board of Directors, which shall appoint one of its members as Chairperson of the Remuneration Committee, and is comprised of at least three non-executive Directors, more than half of whom shall be independent under Dutch Corporate Governance
Code. Unless decided otherwise by the Remuneration Committee, the Chief Human Resources Officer attends its meetings.
During 2025, four meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings. The Remuneration Committee approved the 2025 Remuneration Report, recommended to the AGM to slightly revise the Company's Remuneration Policy and continued its engagement with shareholders for feedback and dialogue regarding the Company’s compensation philosophy and pay practices. Details of the activities of the Remuneration Committee are included in the Remuneration Report section included elsewhere in this report.
The ESG Committee
On October 6, 2021, the Board of Directors adopted the charter of the ESG Committee, which amended the former charter of the Governance and Sustainability Committee, by focusing on the ESG matters in addition to the tasks previously included. The Board of Directors approved certain revisions to the ESG Committee charter on February 12, 2024, in order to reflect the Audit Committee’s new responsibility to assist and advise the Board of Directors on the integrity of the Company’s sustainability disclosures and reports in accordance with applicable reporting standards, including the EU CSRD.

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
During 2025, two meetings of Stellantis ESG Committee were held with 90 percent attendance of its members at those meetings. The ESG Committee reviews the Company’s ESG roadmap, achievements and disclosures in accordance with our updated strategic plan and its implementation. In addition, the ESG Committee periodically assesses the performance of individual directors and reports on this to the Board of Directors.
In 2025, the ESG Committee recommended to the Board of Directors the nomination of Ms. Cicconi, Mr.
Dufourcq, Ms. Godbehere, Ms. Parzani, Mr. Ramot, Mr. Ribadeau-Dumas and Ms. Schroeder as candidates for non-executive director positions at the 2025 AGM. In addition, the non-executive directors, including the ESG
Committee, recommended the nomination of Mr. Filosa as a candidate for Executive Director position and Chief
Executive Officer at the 2025 EGM and Board of Directors meeting.
During the year, the committee assisted the Board of Directors by sharing developments in ESG strategy. The committee presented key ESG initiatives, developments in ESG KPIs, and ESG ratings results from the main non-
financial rating agencies. The committee also presented the main lessons learned from its analysis of the gaps between the content delivered by the Company and the expectations of ESG agencies, supplemented by stakeholder engagement analyses as defined in its stakeholder engagement policy. The committee highlighted how regulatory changes affect ESG. The committee clarified the Company's strategy regarding environmental impact and updated ESG objectives to align with ongoing developments in corporate strategy. It shared the developments brought about by updates to ESG-related policies and finally gave an overview of its philanthropic projects and their impact on communities.

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
The following executives, designated as Senior Management, are the members of the SLT, the General Counsel and the Chief Accounting Officer:
•Mr. Filosa (Chief Executive Officer, Executive Director, North America & American Brands)
•Mr. Cappellano (Enlarged Europe & European Brands and Stellantis Pro One)
•Mr. Zola (South America)
•Mr. Cherfan (Middle East & Africa and Micromobility)
•Mr. Olivier (China and India & Asia Pacific)
•Mr. Mele (Product Planning)
•Mr. Curic (Product Development & Technology);
•Mr. Jacquet (Quality)
•Ms. Genovese (Purchasing)
•Mr. Thiele (Supply Chain)
•Mr. Ciancia (Manufacturing);
•Mr. Laranjo (Chief Financial Officer)
•Mr. Chéreau (Human Resources, Sustainability and IT)
•Ms. Ingen-Housz (Corporate Affairs & Communications)
•Mr. Gilles (Chief Design Officer)
•Mr. Fossati (General Counsel)
•Ms. Van Etten (Chief Accounting Officer and Global Finance Transformation)
Summary biographies for these individuals are included below. For the biography of Mr. Filosa, see above.
Emanuele Cappellano – Emanuele Cappellano is responsible for Enlarged Europe, European Brands and
Stellantis Pro One.
From 2023, Mr. Cappellano led Stellantis South America, following two years at Marcolin – a global leader in the eyewear industry – where he served as North America CEO and Group Strategy & Corporate Development
Director. Until September 2021, he served as Chief Financial Officer & Head of Financial Services in Stellantis’
South America region. During his career at FCA, he served as a board member, president and advisor and held senior finance positions in areas such as Commercial, Product, Investment, Industrial, and Operations. He joined
FCA in 2002 and started working in South America in 2014.
Mr. Cappellano has a degree in business economics with an emphasis in finance from the University of Venice and a master’s in accounting management and corporate finance from the University of Turin. He was born in
Rieti, Italy in 1976.
Herlander Zola - Herlander Zola is responsible for the South America region. Mr. Zola previously served as
Head of Commercial Operations for Stellantis Brazil and Light Commercial Vehicles for South America.

Mr. Zola began his career at Volkswagen Brazil in 2000 and later held senior marketing positions at both BMW and Audi in Brazil. He joined FCA in 2017, with responsibility for the FIAT brand in Latin America. One year later, he added responsibility for the brand’s commercial operations in Brazil. Mr. Zola then served as Vice President of the FIAT and Abarth brands for South America, and later as Senior Vice President of Commercial Operations for FIAT, Jeep, Ram, Peugeot and Citroën Brazil.
Mr. Zola has a degree in Business Administration and a postgraduate degree in Marketing Management from
USCS, an MBA in Marketing from FIA/USP and a specialization in Leadership from London Business School. He was born in São Paolo, Brazil in 1974.
Samir Cherfan - Samir Cherfan is responsible for the Middle East & Africa region and Micromobility. He has a broad experience across the automotive value chain including R&D, manufacturing, product & program management, and sales and marketing for various automotive groups. He started his career with Renault Group in 1992. During the next 11 years, he held various management positions in research, engineering and modules development and production. He then joined the program management department for seven years and became program director of mid-range models designed for international markets. In 2010, he moved to the front line as Managing Director of Eastern Paris retail network at Renault Retail Group. In 2012, he joined Nissan
Group in the Middle East, as Sales and Marketing Director before being appointed Managing Director one year later. He joined Groupe PSA in 2017 as Sales and Marketing Senior Vice President for Middle East & Africa
region (MEA). In 2019, he was nominated Director of MEA Region and Executive Vice President. Mr. Cherfan
was also head of the industrial and commercial diversity reduction cross functional team.
Mr. Cherfan is currently director of Société de Promotion Industrielle et Automobile au Maroc - SOPRIAM.
Mr. Cherfan is an engineering graduate of Polytech Sorbonne, Paris, France. He was born in Hadath, Lebanon in
1967.
Grégoire Olivier - Grégoire Olivier is responsible for the China and India & Asia Pacific region. Mr. Olivier was previously Head of China Strategy, responsible for the Stellantis Liason Office to Leapmotor and Chief Operating
Officer for China.
Mr. Olivier began as a civil servant in the French Ministry of Industry in 1984 and was appointed advisor to the
Prime Minister for Industry and Environment in 1990. From 1992 to 1998, he worked for Pechiney, first as
General Manager of Aluminium of Greece, then from 1995 as Chicago plant manager and subsequently Vice
President of American National Can. From 1998 to 2000, he was head of the Electronics Division of the battery manufacturer SAFT before being appointed General Manager of the Company. Mr. Olivier was appointed CEO of the electronics company SAGEM in 2001, which became SAFRAN in 2006.
Mr. Olivier joined PSA in 2006, as CEO of Faurecia. He joined the PSA Executive Committee as SVP of Programs and Strategy in 2007 and moved to China in 2010 as SVP of China and South-East Asia. In 2016, Mr. Olivier was
named SVP of Mobility Services, and became General Secretary for Groupe PSA in 2018, in addition to supervising Chinese activities from April 2020.
Mr. Olivier is a graduate of École Polytechnique (France), holds an engineering degree from École des Mines de
Paris and an MBA from the University of Chicago. He was born in Alger, Algeria in 1960.
Davide Mele - Davide Mele is responsible for Product Planning. Mr. Mele previously served as Head of
Programs and Product Planning, Head of Global Parts & Services, and Deputy Chief Operating Officer of
Enlarged Europe.

Mr. Mele joined FIAT Group in 2001 as a Senior Auditor and held various roles of increasing responsibility in
Europe, North America and LATAM, serving as head of Group and North America Platform Finance & CapEx;
Financial Planning & Analysis; Chief Financial Officer and Head of Business Development for LATAM and then
Deputy COO for LATAM leading the launch of Jeep for the region. In 2018, he was appointed Deputy Chief
Operating Officer for FCA’s EMEA Region.
Mr. Mele holds a degree in management engineering and industrial management from Politecnico di Torino
(Italy). He was born in Fossano, Italy in 1973.
Ned Curic – Ned Curic is responsible for Product Development & Technology. Mr. Curic previously served as
Chief Engineering and Technology Officer.
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
Sébastien Jacquet - Sébastien Jacquet is responsible for Quality.
Mr. Jacquet has more than two decades of experience at Groupe PSA and Stellantis. His career has been marked by significant contributions to the international expansion of Groupe PSA, particularly in China, where he worked for eight years at two automotive joint ventures. He has held various key positions including, since 2023,
Deputy to the Chief Engineering and Technology Officer, Cross Car Line & Project Engineering at Stellantis in
France.
Mr. Jacquet graduated with a master’s degree in engineering from the École Polytechnique in Paris and a master’s in civil engineering from the University of California (Los Angeles). He also has an Executive MBA from
INSEAD. Mr. Jacquet was born in Nice, France in 1974.
Monica Genovese - Monica Genovese is responsible for Purchasing. Ms. Genovese previously had global responsibility for Direct Material Purchasing for several commodity groups, including Chassis & Adaptation and
Powertrain.
Ms. Genovese joined FIAT Group in1995 working first in Manufacturing and then, in 1999, started her path in
Purchasing with roles of increasing responsibility. She joined the Parts & Services division in 2006 and was named Parts Supply Chain Operations Director in 2008 with responsibility for activities in Europe, South America and Asia. In 2011, Ms. Genovese became Head of Parts Supply Chain Operations and Purchasing for FIAT’s
EMEA Region. In 2015, she became Head of FCA Purchasing for the EMEA Region.
Genovese has a master’s degree in electronic engineering from Politecnico di Torino (Italy). She born in Milazzo,
Italy in 1970.

Scott Thiele - Scott Thiele is responsible for Supply Chain. Mr. Thiele previously served as Senior Vice
President, North America Commercial Performance, Cost, and Supply Chain.
Mr. Thiele started his career at Whirlpool Corporation where he held a number of positions in purchasing and engineering, becoming a global procurement leader overseeing the development of global commodity strategies. He joined Chrysler Group in 2007 as lead purchasing executive for raw materials and stamping and subsequently held a series of leadership positions in the Finance and Purchasing organizations. From 2016 until
2018, Mr. Thiele was Chief Purchasing Officer for FCA. From 2019 through 2020, he led the integration of the
North America Purchasing and Supply Chain organization. From 2020 through 2022, Mr. Thiele led the North
America Portfolio Planning Organization and he led the creation of the Strategic Technology Partnership within the Engineering and Technology organization from 2022 through 2024.
Mr. Thiele holds a Bachelor of Mechanical Engineering degree from the University of Notre Dame. He also earned a Master of Mechanical Engineering degree from the University of Michigan and a Master of Business
Management degree from Ashland University. Mr. Thiele was born in Ann Arbor, Michigan (U.S.) in 1969.
Francesco Ciancia - Francesco Ciancia is responsible for Manufacturing.
Before returning to Stellantis in 2025, Mr. Ciancia was Head of Mercedes-Benz Vans Operations in Stuttgart,
Germany, from 2022. He joined FIAT in 2001 and held roles of increasing responsibility in manufacturing, including several positions at the Sata Melfi and Cassino plants in Italy, manager of the Fiat Chrysler
Automobiles (FCA) facility in Kragujevac, Serbia; head of Manufacturing for FCA Latin America; and head of
EMEA Manufacturing for Maserati and Premium Brands. With the creation of Stellantis in 2021, Mr. Ciancia was named Head of Manufacturing for the Low-Mid segment for Enlarged Europe and Maserati.
Mr. Ciancia has a Master’s in Mechanical Engineering from Politecnico di Torino in Italy and an Executive MBA from POLIMI Graduate School of Management. He was born in Avellino, Italy in 1974.
Joao Laranjo - Joao Laranjo is Chief Financial Officer, with responsibility for Financial Services, mergers and acquisitions and joint ventures. Mr. Laranjo also serves as CFO for North America.
Mr. Laranjo began his career at General Electric in 2001, serving as Associate Auditor and later as Controller for
GE Healthcare in South America. In 2009, he joined FCA as Chief Accounting Officer for Latin America, rising to
CFO for the region. In 2017, he was appointed CFO of North America. In 2024, Mr. Laranjo joined Goodyear as
Vice President of Finance, leading the Americas Finance organization. He rejoined Stellantis in 2025 as CFO for
North America.
Mr. Laranjo holds an MBA from IBMEC in Brazil and is a graduate of the Advanced Finance Program at The
Wharton School. He was born in Belo Horizonte, Brazil in 1978.
Xavier Chéreau – Xavier Chéreau is responsible for Human Resources, Sustainability and IT. He has mainly built his career path within the field of human resources and has alternated between the Head office and operations activities within different sites and divisions. These have included R&D, manufacturing, and support functions.
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
Clara Ingen-Housz - Clara Ingen-Housz is responsible for Corporate Affairs & Communications.
Before joining Stellantis in 2024, Ms. Ingen-Housz served as Chief Ethics, Compliance & Privacy Officer and
Group Legal Counsel for Competition Law, Anticorruption and Economic Sanctions at Saint-Gobain starting in
2019. From 2010, Ingen-Housz was based in Hong Kong where, as a partner at Linklaters, she led the firm’s
Asia Pacific competition law practice. Previously, she practiced law in New York for 10 years at Sullivan &
Cromwell and Simpson Thacher & Bartlett, focusing on antitrust and international arbitration. For two years, she was also a member of the European Commission’s Legal Service (Competition team) in Brussels.
Ms. Ingen-Housz is a graduate of Paris II-Panthéon Assas School of Law in Paris and Harvard Law School in the
U.S. She also holds an economics degree from Sciences Po in Paris. Ms. Ingen-Housz was born in Paris, France in 1975.
Ralph Gilles - Ralph Gilles is Chief Design Officer. Mr. Gilles previously had design responsibility for the
Chrysler, Dodge, Jeep, Ram, Maserati and FIAT (for Latin America) brands.
Mr. Gilles joined Chrysler Corporation in 1992 as a designer and held roles of increasing responsibility at both
Chrysler and then FCA, including Senior Vice President – Product Design; President and CEO, Dodge Car
Brand; President and CEO, SRT Brand and Motorsports. In 2015, he was appointed Chief Design Officer for FCA and a member of the FCA Group Executive Council.
Mr. Gilles holds a Bachelor of Fine Arts in Industrial Design from the College for Creative Studies, where he also serves on the Board of Trustees. He also holds an MBA from Michigan State University. Mr. Gilles was born in
Manhattan, New York (U.S.) in 1970.
Giorgio Fossati – Giorgio Fossati is General Counsel. He was appointed Corporate General Counsel of FCA in
November 2014. Previously, Mr. Fossati was General Counsel of FIAT, a position to which he was appointed in
2011. Previously he had been General Counsel of Fiat Auto since 2002, following other positions of increasing responsibility within the FIAT Legal department. Prior to that, Mr. Fossati worked in positions of increasing responsibility in the legal department at Iveco S.p.A.
Mr. Fossati earned his master’s degree in law from the University of Turin School of Law. He was born in
Orbassano, Italy in 1961.
Bonnie Van Etten - Bonnie Van Etten is Chief Accounting Officer. She also has responsibility for Global Finance
Transformation.

Ms. Van Etten began her career at PricewaterhouseCooopers in 1997, progressing to be a Director in the Global
Capital Markets Group. In 2006, she joined American Express as Vice President, Controller - Technical
Accounting Advisory Group, based in Singapore. In 2010, she joined Chrysler Group as Head of Technical
Accounting and following other positions of increasing responsibility she was appointed Group Chief Accounting
Officer of FCA in 2017. She was appointed Chief Accounting Officer of Stellantis in 2021. In 2024, Ms. Van Etten
joined Masco Corporation as Chief Accounting Officer and Controller. She rejoined Stellantis in 2025 as Chief
Accounting Officer.
Ms. Van Etten earned her bachelor’s degree in accounting and finance, summa cum laude, from Anderson
University. She was born in Indianapolis, Indiana (U.S.) in 1975.
Senior Management
The aggregate compensation expense for the members of Senior Management listed above was €30 million for the year ended December 31, 2025, which included €6 million for share-based compensation expense, €1 million for short-term employee benefits and €3 million for pension and similar benefits.
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
As of February 25, 2026, the share capital of the Company consisted of: 2,903,716,295 common shares,
866,522,224 Class A special voting shares and nil Class B special voting shares.
Stellantis common shares and special voting shares have been created under the laws of the Netherlands.
Stellantis common shares are registered shares represented by an entry in the shareholders’ register of
Stellantis. The Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, share certificates will be issued in such a form as will comply with the requirements of such a foreign stock exchange and Dutch law. A register of shareholders is maintained by Stellantis in the
Netherlands and a branch register is maintained in the U.S. on Stellantis’ behalf by Computershare Trust
Company, N.A., which serves as Stellantis’ branch registrar and transfer agent in the U.S.

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
Additional information on Stellantis’ equity as of December 31, 2025, is contained in Note 28, Equity, within the
Consolidated Financial Statements included elsewhere in this report for additional information.
Directors
Set forth below is a summary of the material provisions of the Articles of Association relating to our Directors.
This summary does not restate the Articles of Association in their entirety.
The members of the Board of Directors are appointed by the AGM, taking into account the nomination rights set out in the Articles of Association and further described under “Nomination Rights”.
The initial term of office of each of the Chairman, Senior Independent Director, and Vice Chairman is five years, in each case beginning on the Governance Effective Time and therefore the term of their office will expire immediately after the close of the AGM to be held in 2026. In accordance with Article 19.10 of the Company’s articles of association, the term of office of directors will in principle be for a period of two years and, accordingly, the term of office for the newly appointed CEO will end immediately after the close of the AGM to be held in 2027. Under Articles of Association, after the initial term, the term of office of the Directors is for a period of two years, provided that unless a Director has resigned at an earlier date the term of office shall lapse immediately after the close of the first AGM held two years following the appointment: therefore, for each of the other Directors appointed by the 2025 AGM, after the initial term, it will expire immediately after the close of the
AGM to be held in 2027. Each Director may be reappointed for an unlimited number of terms.
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
•the number of Stellantis common shares held by BPI, EPF/Peugeot Invest and their respective affiliates represents, in aggregate, eight percent or more of the issued and outstanding Stellantis common shares, the Nominating Shareholder which holds the Threshold Stake will maintain its right to nominate a Director to the
Board of Directors until the sixth anniversary of the Effective Time (it being understood that while BPI is entitled to nominate a Director pursuant to this exception, EPF/Peugeot Invest will not be entitled to nominate the EPF/
Peugeot Invest Additional Director).
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

The Board of Directors was irrevocably authorized, for a period of three years from January 16, 2021 to issue common shares and rights to subscribe for common shares up to in aggregate (i) ten percent of the issued common shares for general corporate purposes as of January 16, 2021, plus (ii) an additional ten percent of the issued common shares as of such date, if the issuance and/or the granting of rights to subscribe for common shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of
Directors. The Board of Directors was also designated, for a period of three years from January 16, 2021, as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the foregoing authority of the Board of Directors to issue Stellantis common shares and grant rights to subscribe for Stellantis common shares. Refer to the “Rights of Pre-emption” section elsewhere in this report. The AGM held on April 13,
2023, April 16, 2024 and April 15, 2025 resolved to extend the authorization of the Board of Directors as per the date it lapses for a period of 18 months. Current authorization, resolved by AGM held on April 15, 2025 will lapse on October 14, 2026. The authorization is limited to 10 percent of the issued common shares for general corporate purposes as per the date of the 2025 AGM (April 15, 2025) and can be used for any and all purposes.
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
Rights of Pre-emption
Under Dutch law and the Articles of Association, each Stellantis shareholder has a right of pre-emption in proportion to the aggregate nominal value of its common shares upon the issuance of new Stellantis common shares, or the granting of rights to subscribe for Stellantis common shares. Exceptions to this right of pre-
emption include the issuance of new Stellantis common shares, or the granting of rights to subscribe for
Stellantis common shares: (i) to employees of Stellantis or another company of Stellantis pursuant to an equity incentive plan of Stellantis; (ii) against payment in kind (contribution other than in cash); and (iii) to persons exercising a previously granted right to subscribe for Stellantis common shares. Shareholders do not have any right of pre-emption in connection with the issuance of special voting shares. Rights of pre-emption may be exercised during a period of at least two weeks after the announcement of an issuance of new Stellantis common shares in the Dutch State Gazette.

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
Stellantis common shares are freely transferable. The Stellantis common shares registered in the Loyalty
Register pursuant to Stellantis’ loyalty voting structure and special voting shares are subject to the transfer restrictions described under “—AGM and Voting Rights—General Meetings and —Loyalty Voting Structure—
Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares”.
Exchange Controls and Other Limitations Affecting Shareholders
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, Stellantis common shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Stellantis common shares.
Annual Accounts and Independent Auditor
Stellantis’ financial year is the calendar year. Within four months after the end of each financial year, the Board of
Directors shall prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by an annual report and an auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis common shares are listed. Stellantis shall make such annual accounts, annual report, and auditor’s report available for inspection at Stellantis’ office. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the AGM. The annual accounts, the annual report and independent auditor’s report are made available through Stellantis’
website to the shareholders for review as from the day of the notice convening the AGM. If it is justified in view of
Stellantis’ activities or the international structure of its Company, as determined by the Board of Directors,
Stellantis’ annual accounts or its consolidated accounts may be prepared in a currency other than Euro.

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
however, Stellantis shall maintain a separate dividend reserve for the special voting shares (“Special Voting
Shares Dividend Reserve”) for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares (as further described under “—Loyalty Voting Structure —AGM and —Voting Rights—
General Meetings”). A distribution from the Special Voting Shares Dividend Reserve or the (partial) release of the
Special Voting Shares Dividend Reserve, shall require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares, and shall be made exclusively to the holders of special voting shares in proportion to the aggregate nominal value of their special voting shares.
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
Change of Control
A shareholder with common shares registered in the Loyalty Register must promptly notify Stellantis in the event of a Change of Control with respect to such shareholder and must make a de-registration request with respect to his or her Qualifying Common Shares or Electing Common Shares registered in the Loyalty Register. The de-
registration request leads to a withdrawal of the special voting shares as described under “—Withdrawal of
Special Voting Shares”. Notwithstanding Stellantis not receiving any such notification, it may, upon becoming aware of a Change of Control, initiate the de-registration of the relevant shareholder’s Qualifying Common
Shares or Electing Common Shares.
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
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines, cease-
and-desist orders (and the publication of such penalties, fines and orders), imprisonment or other sanctions.

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
Disclosure Requirements under Italian law and European Union law
Further disclosure requirements apply to Stellantis under Italian law and French law by virtue of the listing of
Stellantis’ shares on Euronext Milan and Euronext Paris, respectively. Summarized below are the most significant requirements to be complied with by Stellantis in connection with the trading of Stellantis common shares on
Euronext Milan and Euronext Paris. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).
In particular, the following main disclosure obligations will apply to Stellantis:
•The following articles of Legislative Decree no. 58/1998, or the Italian Financial Act (as well as the implementing regulations enacted by the Commissione Nazionale per le Società e la Borsa - “CONSOB” -
thereunder) effective as of the date of this report: article 92 (equal treatment principle), article 113-ter (general provisions on regulated disclosures), article 114 (information to be provided to the public), article 114-bis
(information concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB upon the authority’s request), articles 180 through 187-quaterdecies (relating to insider trading and market manipulation) and article 193 (fines for breach of disclosures duties);
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
Stellantis Policies
On January 17, 2021, the Board of Directors approved an amended insider trading policy, as described further below under “Insider Trading Policy”.

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
Code of Conduct
The Code is a pillar of the Stellantis integrity system. The Code defines our Company’s fundamental ethical values that govern our decision‑making processes and operating approach in the interests of all stakeholders.
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
(b)the way Stellantis conducts business (including compliance with laws, regulations and best practices);
(c)Stellantis’ interaction with external parties; and
(d)protection of Stellantis assets and information.
The Code is supplemented by a set of policies and procedures that are reviewed on an annual basis for applicability and effectiveness. The 2025 global Ethical Culture Survey reflects that 95 percent of responding salaried employees said they were both familiar with the Code of Conduct and believed the Company is living the Code of Conduct.
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
2 The number of director positions necessary to achieve the objective will be determined as specified in the Annex to the Directive (EU)
2022/2381 of the European Parliament and of the Council of 23 November 2022 (Art. 5.3)

Stellantis also monitors the effectiveness of and compliance with the Code through appropriate governance and oversight by the Ethics and Compliance Committee (“ECC”) and implementation of the Company’s compliance roadmap, which is the result of, among other things, an analysis and investigation of the allegations made in the
Integrity Helpline, benchmarking, risk assessments, and auditing. On a regular basis, the Chief Audit and
Compliance Officer informs the CEO, or the executive director appointed to temporarily assist the Board, pursuant to Article 20. 11 of the Company's Articles of Association, in the management of the Company with full powers and authority, and the Audit Committee on the major findings. For all confirmed Code violations, remedial actions taken are commensurate with the seriousness of the case and comply with local legislation.
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
Diversity and Inclusion Policy for the Composition of the Board of Directors
On February 25, 2026, the Board of Directors adopted an updated Diversity and Inclusion Policy for the Board of
Directors (the “Policy”) in accordance with the requirements of the Dutch Civil Code and Directive (EU)
2022/2381 and the Dutch Corporate Governance Code of March 2025. The Policy applies to the composition of the Board of Directors and reflects Stellantis’ continued commitment to fostering a diverse mix of expertise, experience, competencies, personal qualities, age, sex or gender identity, nationality, and cultural or other background within the Board of Directors.
Members of the Board of Directors are selected based on professional and personal qualifications, with an overriding emphasis on merit, in a manner designed to ensure a sufficiently diverse and complementary range of skills necessary to oversee the Company’s strategy. The size, complexity, and geographic footprint of the
Company require directors with broad international experience and deep knowledge of industrial, financial, and global macro economic dynamics. These aspects, together with the Company’s principles of non discrimination and equal opportunity, guide the nomination, evaluation, and annual performance assessment of Board members by the Board of Directors and its ESG Committee.
The objectives of the Policy, applied with overriding emphasis on merit, are that: (a) the Board of Directors aims for at least 40 percent representation of the underrepresented sex among non executive directors and at least
33 percent representation across all director positions2; (b) the nationality of Board members should reasonably reflect the geographic spread of Stellantis’ business, with no nationality representing more than 60 percent of the
Board; and (c) age diversity is supported by having one or more directors under the age of 50 at the time of nomination. The Company annually reports on progress against these objectives in the management report and, where required, to the Dutch Social and Economic Council (SER).

The ESG Committee assists the Board in implementing the Policy, including identifying qualification criteria, reviewing the composition of the Board, and making recommendations for director appointments. The Policy is reviewed at least annually and updated as necessary to support the Company’s commitment to balanced decision making, independent oversight, and an inclusive, merit based governance framework.
Compliance with Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate, among other things, relations between the Board of Directors and the shareholders (including the AGM). The Dutch
Corporate Governance Code is divided into five chapters which address the following topics: (i) sustainable long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the AGM; and (v) one-
tier governance structure.
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
Stellantis acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code as amended in 2022 and 2025.
While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance
Code, its current corporate governance structure applies the following best practice provisions as follows:
•According to principles 2.1.5 and 2.1.6 of the Dutch Corporate Governance Code, companies are expected to adopt enterprise-wide gender diversity targets. While the company is committed to maintaining a fair and inclusive workplace, it does not set global gender diversity targets. Instead, its commitment is implemented through regional initiatives tailored to the legislative requirements and practices of the jurisdictions in which it operates;
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
Pursuant to Board of Directors’ Regulations, the Senior Independent Director, or in his or her absence, any other non-executive Director chosen by a majority of the Directors present at a meeting, will preside at a meeting of the Board of Directors. In addition, the Chairman of Stellantis acts as contact person for individual
Directors regarding any conflict of interest of the Senior Independent Director. It is believed that this is sufficient to ensure that the functions assigned to the vice-chairperson by the Dutch Corporate Governance
Code are properly discharged; and

•Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every executive and non-
executive Director nominated for appointment should attend the AGM at which votes will be cast on his or her nomination. By publishing the relevant biographical details and curriculum vitae of each nominee for
(re)appointment, the Company ensures that the Company’s AGM is well informed in respect of the nominees for (re)appointment and, in practice, only the executive Directors will therefore be present at the AGM;
•As per best practice provision 3.2.3 of the Dutch Corporate Governance Code and the Company's
remuneration policy, the severance payment in the event of an involuntary termination of employment without cause of an Executive Board member should not exceed one year’s salary. The Company derogates from this best practice provision, as further explained in the Remuneration report. Refer to the sections "New CEO
Remuneration" and “Derogations and Deviations from Remuneration Policy” of this report.
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
•The Audit Committee is elected by the Board of Directors and is comprised of at least three independent
Directors. Audit Committee members are also required (i) not to have any material relationship with the
Company or to serve as auditors or accountants for the Company; (ii) to be “independent” for the purposes of
NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be
“financially literate” and have “accounting or selected financial management expertise” (as determined by the
Board of Directors). Furthermore, the Audit Committee may not be chaired by the Chairperson of the Board of
Directors or by a former executive of the Company. Currently, the Audit Committee consists of Ms. Godbehere
(Chairperson), Mr. de Castries, Ms. Parzani and Ms. Schroeder;
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
We have also established the Global Cybersecurity and Data Privacy Committee, which meets regularly and provides management-level oversight of our global security program, including in connection with cybersecurity, data privacy and related strategy. The committee is chaired by our Chief Human Resources, Sustainability and
IT Officer and includes senior executives from engineering, finance, risk management, internal audit, legal and manufacturing functions.

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
This report renders an account of the supervision exercised by the non-executive Directors in the 2025 financial year as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code.
It was the responsibility of the non-executive Directors of Stellantis to supervise the policies carried out by the executive Directors and the general affairs of Stellantis and its affiliated enterprise, including the implementation of the strategy of Stellantis regarding sustainable long-term value creation. In so doing, the non-executive
Directors acted solely in the interest of Stellantis. With a view to maintaining supervision on Stellantis, during the
2025 financial year the non-executive Directors regularly discussed Stellantis’ long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors.
According to the Articles of Association, the Board of Directors is a one-tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Stellantis
(executive Directors) and members not having such day-to-day responsibility (non-executive Directors). The
Articles of Association provided for the possibility to allocate tasks between the executive and non-executive
Directors. Regardless of an allocation of tasks, all Directors remained collectively responsible for oversight of the strategy and management of the Company with particular focus on the development and supervision of the strategy for sustainable long-term value creation (including supervision thereof in case of non-executive
Directors).

The members of the Board of Directors during the year ended December 31, 2025, were as follows:

Year of Birth	Name	Gender	Nationality
1976	J. Elkann	M	Italian
1973	A. Filosa(1)	M	Italian
1950	R. Peugeot	M	French
1954	H. De Castries	M	French
1966	F. C. Cicconi(2)	F	British – Italian
1963	N. Dufourcq(2)	M	French
1955	A. Godbehere(2)	F	Canadian - British
1971	C. Parzani(2)	F	Italian
1975	D. Ramot(2)	M	U.S. - Israeli
1972	B. Ribadeau-Dumas(2)	M	French
1956	A. Davey Schroeder(2)	F	U.S.
(1) Mr. Filosa was appointed as Executive Director and Chief Executive Officer by the 2025 Extraordinary General Meeting and Board of
Directors meeting held on July 18, 2025, with effect from the same date
(2) The seven non-executive directors were appointed at the 2025 AGM held on April 15, 2025 with effect from the same date
Details of the current composition of the Board of Directors (including the non-executive Directors) and its committees are set forth in the section “Board of Directors” above.
Supervision by the non-executive Directors
The non-executive Directors, being part of the Stellantis’ one-tier Board of Directors, participate in all the board meetings and are fully involved in any discussion and resolution, including strategies and related implementation. In addition, the non-executive Directors cover all the positions of the Committees of the Board of
Directors.
The non-executive Directors supervised the policies carried out by the executive Directors and the general affairs of Stellantis and its affiliated enterprises. In so doing, during the 2025 financial year the non-executive
Directors have also focused on key areas such as strategy, sustainable long-term value creation, climate change, culture, human resources, as well as the effectiveness of Stellantis’ internal risk management and control systems, the integrity and quality of the financial and sustainability reporting and Stellantis’ long-term business plans, the implementation of such plans and the associated risks. The non-executive Directors also discussed regular business updates, brand, region and function reviews, technology reviews, strategic plan updates, competitive scenario analysis, risk management, budget review, ESG reviews, ERM, cybersecurity, as well as major transactions, shareholder engagement.
On December 1, 2024, the Board of Directors resolved to accept the resignation of Mr. Tavares from his positions of CEO and board member and to enter into a separation agreement with him. In addition, the non-
executive directors resolved to appoint Mr. Elkann, the Chairman, pursuant to Article 20.11 of the Articles of
Association to temporarily assist the Board in the management of the Company with full powers and authority for the management of the day-to-day business of the Company and to represent Stellantis N.V. in all matters with sole power of representation until the appointment of the CEO, as resolved by the EGM and the following Board meeting on July 18, 2025, with effect from the same date.

The non-executive Directors also determined the remuneration of the executive Directors. Furthermore, pursuant to the Articles of Association, the Board of Directors had the possibility to allocate certain specific responsibilities to one or more individual Directors or to a committee comprised of eligible Directors and its subsidiaries. In this respect, the Board of Directors allocated certain specific responsibilities to the Audit
Committee, the Remuneration Committee and the ESG Committee.
According to the Audit Committee charter in place in 2025, the responsibilities of the Audit Committee were to assist and advice the Board of Directors inter alia with respect to: (1) the integrity of the Company’s financial statements, including any published interim reports, related press releases and other related corporate communications; (2) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (3) the integrity of the Company's disclosures and reports on environmental, social, human rights and governance factors ("sustainability reporting") in accordance with applicable reporting standards and the adequacy and effectiveness of the
Company's internal controls and audit in relation to sustainability reporting. (4) the Company’s policy on tax planning adopted by management; (5) the Company’s financing; (6) the application by the Company of information and communication technology, including risks relating to cybersecurity; (7) the systems of internal controls that management and/or the Board of Directors have established; (8) the Company’s compliance with legal and regulatory requirements; (9) the Company’s compliance with recommendations and observations of internal and independent auditors; (10) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board of Directors, the independent auditors, the
Company’s management and internal audit department (11) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (12) the qualifications, independence, oversight and remuneration of the Company’s independent auditors and any non-audit services provided to the Company by the independent auditors; (13) the selection of the independent auditor by recommending an independent auditor for nomination, appointment or dismissal by the Company’s AGM; (14) the performance of the
Company’s internal auditors and independent auditors; (15) risk management and risk assessment guidelines and policies, including major financial risk exposure, and the steps taken to monitor and control such risks; and
(16) the implementation and effectiveness of the Company’s ethics and compliance program.
The Audit Committee consisted of Ms. Godbehere (Chairperson), Mr. de Castries, Ms. Parzani and Ms.
Schroeder.
During 2025, ten meetings of Stellantis’ Audit Committee were held. The average attendance of its members at those meetings was 100 percent. The Committee reviewed the Stellantis’ financial results for the period ended on June 30, and the full year, as well as the shipments and revenues related to the first and the third quarter of the year. The Committee, with the assistance of the Stellantis’ CFO and other Company officers mainly from finance and legal departments, focused on main business drivers in addition to key accounting, reporting matters and periodical reviews of the main areas such as enterprise risk management, treasury, acquisitions, insurance, and employee benefits/pensions review with specific focus on the areas of major audit risks such as the evaluation of assets and liabilities requiring management judgment. Particular focus was dedicated to cybersecurity matters. Independent Auditors attended all the meetings providing regular information to the
Committee on their activity. The Committee reviewed the annual internal audit plan, the performance of external auditor, and received updates on legal and compliance matters, with the General Counsel attending the
Committee meetings. Internal Audit activity was reviewed on a regular basis with the Head of Audit, and
Compliance attending all the meetings and discussing with the Committee the main findings and remediating actions. Internal control over financial reporting was part of these reviews as well. In line with the policy adopted by the Company, the Committee was regularly involved in the review and approval of transactions entered into with related parties.

According to the Remuneration Committee charter in place in 2025, the responsibilities of the Remuneration
Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) compensation for executive Directors; (2) Stellantis’ remuneration policy; (3) compensation of non-executive Directors; and (4)
remuneration reports.
The Stellantis Remuneration Committee consisted of Ms. Cicconi (Chairperson), Mr. Ribadeau-Dumas, Mr. De
Castries, Mr. Ramot and Mr. Peugeot.
During 2025, four meetings of Stellantis’ Remuneration Committee were held with 100 percent attendance of its members at those meetings. The Remuneration Committee reviewed the 2025 Remuneration Report, recommended to the AGM to slightly revise the Company's Remuneration Policy as approved by 2021 General
Meeting of Shareholders and subsequently amended and approved by the 2023 General Meeting of
Shareholders and carefully assessed the shareholders’ feedback on 2024 Remuneration Report. Details of the activities of the Remuneration Committee are included in the REMUNERATION REPORT section included elsewhere in this report.
According to the ESG Committee charter in place in 2025, the responsibilities of the ESG Committee were to assist and advice the Stellantis Board of Directors inter alia with respect to: (1) drawing up the selection criteria and appointment procedures for directors of the Company (the “directors” and each a “director”); (2) periodic assessment of the size and composition of the Board of Directors and as appropriate making proposals for a composition profile of the Board of Directors; (3) periodic assessment of the performance of individual directors and reporting on this to the Board of Directors; (4) proposals to the non-executive members of the Board of
Directors for the nomination and re-nomination of directors to be elected by the shareholders; (5) supervision of the policy on the selection and appointment criteria for top executive management and on succession planning;
and (6) monitoring, evaluation and reporting to the Board of Directors on the strategy, targets, achievements, relating to ESG matters globally of the Company and its subsidiaries.
The Stellantis ESG Committee consisted of Mr. de Castries (Chairperson), Mr. Ribadeau-Dumas, Ms. Cicconi,
Mr. Dufourcq and Ms. Parzani.
During 2025, two meetings of the Stellantis ESG Committee were held with 90 percent attendance of its members at those meetings. The ESG Committee reviews the Company’s ESG roadmap, achievements and disclosures in accordance with 2030 Dare Forward strategic plan and its implementation. In addition, the ESG
Committee periodically assesses the performance of individual directors and reports on this to the Board of
Directors. In 2025, the ESG Committee, recommended to the Board of Directors the nomination of Ms. Fiona
Clare Cicconi, Mr. Nicolas Dufourcq, Ms. Ann Godbehere, Ms. Claudia Parzani, Mr. Daniel Ramot, Mr. Benoît
Ribadeau-Dumas and Ms. Alice Davey Schroeder as candidates for non-executive director positions at the 2025
AGM. In addition, the non-executive directors, including the ESG Committee, recommended the nomination of
Mr. Filosa as a candidate for Executive Director position and Chief Executive Officer at the 2025 EGM and Board
of Directors meeting.

During the year, the Committee assisted the Board of Directors by sharing developments in ESG strategy. The
Committee presented key ESG initiatives, developments in ESG KPIs, and ESG ratings results from the main non-financial rating agencies. The Committee also presented the main lessons learned from its analysis of the gaps between the content delivered by the Company and the expectations of ESG agencies, supplemented by stakeholder engagement analyses as defined in its stakeholder engagement policy. The committee highlighted how regulatory changes affect ESG. The Committee clarified the Company's strategy regarding environmental impact and updated ESG objectives to align with ongoing developments in corporate strategy. It shared the developments brought about by updates to ESG-related policies and finally gave an overview of its philanthropic projects and their impact on communities.
According to the profile of non-executive directors approved in 2022 and amended in 2024, the Board of
Directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background, and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. The size and composition of the board of directors also allows for a mix of skills and experience that is adequate in terms of the size of the Company and its Group, as well as the complexity and specific characteristics of the sectors in which the Company’s group operates and the geographic distribution of its businesses. Stellantis non-executive directors are selected and recommended according to the following selection criteria: (a) background/education/training/degrees; (b) (international)
experience; (c) skills; (d) nationality; (e) age and gender; (f) independence; and (g) diversity. In selecting and nominating new non-executive directors, the Company shall ensure that such new directors complement the knowledge and experience of the other non-executive directors and the above criteria are taken into account.
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
During the 2025 financial year, the non-executive Directors supervised the adoption and implementation of the strategies and policies by Stellantis, received updates on legal and compliance matters, and they were regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors also reviewed the reports of the Board of Directors and its committees, the ESG achievement and objectives.

During 2025, there were fifteen meetings of the Board of Directors. Portions of these meetings took place without the executive Directors being present. The average attendance at those meetings was 98.66 percent. An overview of the attendance of the individual Directors per meeting of the Board of Directors and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Remuneration Committee
John Elkann	15/15
Antonio Filosa	6/6
Robert Peugeot	15/15			4/4
Henri de Castries	15/15	10/10	1/2	4/4
Fiona Clare Cicconi	15/15		2/2	4/4
Nicolas Dufourcq	14/15		2/2
Ann Godbehere	15/15	10/10
Wan Ling Martello	3/3	2/2		1/1
Claudia Parzani	14/15	10/10	2/2
Benoît Ribadeau-Dumas	15/15		2/2	4/4
Jacques de Saint-Exupery	3/3
Daniel Ramot	12/12			3/3
Alice Davey Schroeder	12/12	8/8
As of the date of this report, the Board of Directors is composed of eleven Directors including: Mr. Elkann, Mr. Peugeot and Mr. de
Castries, who were elected on January 4, 2021; Mr. Filosa, who was appointed to the Board of Directors by the 2025 Extraordinary
General Meeting held on July, 18, 2025, the date on which the Board of Directors also granted him the title of Chief Executive Officer; and
seven non-executive directors – Ms. Cicconi, Mr. Dufourcq, Ms. Godbehere, Ms. Parzani, Mr. Ribadeau-Dumas, Mr. Ramot and Ms.
Schroeder, who were appointed by the 2025 Annual General Meeting held on April 15, 2025
During these meetings, the key topics discussed were, amongst others: the update of the long-term strategic plan; the Stellantis’ strategy including the approach to electrification, batteries and software strategy; analysis of investments, the Stellantis’ financial results and reporting, business performance by segment, acquisitions and divestitures, executive compensation, product plan and technological developments, brand, region and function reviews, competitive scenarios, brands’ strategy, risk management, legal and compliance matters, environmental-social-governance key targets and related roadmap, human resources, talent management, employee wellbeing, culture and the Remuneration Report.
Main topics discussed with Directors include the following:
•auto OEM business overview with a focus on geographic presence, corporate footprint, R&D methodologies and applications;
•new product development process including solutions to reduce vehicles CO2 emissions, in accordance with the evolution of market demand and customers’ freedom of choice;
•technological challenges, including software developments driving innovation in the industry and customer experience; and
•auto OEM strategy plans, new emerging players and disruptive innovation and business models.

Independence of the non-executive Directors
The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch
Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-
executive Directors and requires under most circumstances that a majority of the non-executive Directors be
“independent.”
The Board of Directors determined that, in 2025, seven non-executive members of Stellantis’ eleven Board of
Directors members qualified as independent for purposes of NYSE rules, Rule 10A-3 of the Exchange Act, and the Dutch Corporate Governance Code. The remaining directors, being Mr. Elkann, Mr. Filosa for the period starting from July 18, 2025, Mr. Peugeot, and Mr. Ribadeau-Dumas, did not qualify as independent for the purposes referred to in the preceding sentence.
The rules of the NYSE require that listed companies have a majority of independent directors, based on the
NYSE independence standards. While Stellantis, as a foreign private issuer, is exempted from this rule, the
Board of Directors determines on an annual basis which of its directors meet the NYSE independence requirements.
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
(i)accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (with limited exceptions for payments under a retirement plan with the Company);
or
(ii)be an “affiliated person” of the Company or any of its subsidiaries. The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.
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
Evaluation by the non-executive Directors
The non-executive Directors were responsible for supervising the Board of Directors and its committees, as well as the individual executive and non-executive Directors, and are assisted by the ESG Committee in this respect.

Each year, the Board of Directors, with a prominent role played by the Non Executive Directors, reviews and discusses its own functioning and performance, as well as that of its Committees and individual Directors. In
2025, the Board conducted a comprehensive self-assessment, continuing its established practice of annual evaluations. The assessment was supported by an external advisory firm and followed a structured, multi phase methodology combining a tailored online questionnaire, in depth individual interviews, and a review of governance practices. The process addressed both regulatory requirements and long term value creation, examining Board composition, governance quality, strategic alignment, risk oversight, human capital, and environmental awareness. A customized set of 59 questions, together with interviews with each Director, enabled an evaluation of predictive factors of Board performance, including decision making dynamics, information flow, committee effectiveness, board composition and skills, quality of debate and engagement, alignment with strategic challenges and risk oversight capability. The most recent internal assessment (2024–
early 2025) confirmed that the Board operated with effective governance, demonstrating strong engagement, constructive debate, and well structured committee work. Directors emphasized the high quality of meeting organization and effective oversight of key strategic areas such as ESG, talent, long term strategy, and risk management. The external assessment sought to build on these results by identifying improvement opportunities and strengthening the Board’s readiness for major transitions, including software, electrification, regulatory developments, and execution of the strategic plan. The final report, delivered in early 2026, provided aggregated quantitative and qualitative insights, a skills matrix, complementarity analysis, and an action plan to further enhance Board effectiveness.
The non-executive Directors were regularly informed by each committee as referred to in best practice provision
2.3.5 of the Dutch Corporate Governance Code and the conclusions of those committees were taken into account when drafting this report of the non-executive Directors.
The non-executive Directors were able to review and evaluate the mission of the Audit Committee, ESG
Committee and Remuneration Committee. Based on the evaluations, the charters of the Audit Committee and of the ESG Committee have been amended first at the Governance Effective Time in connection with the implementation of the Stellantis governance arrangements following the merger and then during the year 2021 and 2024. Details on the current charters of the Audit Committee, the ESG Committee and the Compensation
Committee, are set forth in the sections “The Audit Committee”, “The Remuneration Committee” and “The ESG
Committee”, within “Board Practices and Committees” above.
Also, pursuant to Stellantis’ Remuneration Committee Charter, in 2021 the Compensation Committee
recommended the Amendment of the remuneration policy of the Board of Directors, also in view of the size of the Company following the merger, implemented and oversaw the remuneration policy as it applied to non-
executive Directors of Stellantis, executive Directors of Stellantis and senior officers reporting directly to the executive Directors of Stellantis. In 2023 and in 2025 the Remuneration Committee recommended to the Board of Directors to amend the Company's remuneration policy and the revised remuneration policy of the Board of
Directors was approved by the AGM as of April 13, 2023 and as of April 15, 2025. The Remuneration Committee
administered all of the equity incentive plans and deferred compensation benefits plans of Stellantis. On the basis of the assessments performed, the non-executive Directors determined the remuneration of the executive
Directors as reported in the Remuneration Report. Furthermore, the Remuneration Committee recommended the review and approval of the Long-Term Incentive (“LTI”) Plan.
The non-executive Directors have supervised the performance of Stellantis’ Audit Committee, Remuneration
Committee and ESG Committee.

Remuneration Report
This Remuneration Report provides an overview of our remuneration policy and practices, and its application to executive compensation in 2025. This report has been approved by the Remuneration Committee of the Board of Directors.
Letter from the Chairperson of the Remuneration Committee
Dear Shareholders,
On behalf of the Remuneration Committee of the Board of Directors, I am pleased to present Stellantis’ 2025
Remuneration Report. The year 2025 marked a decisive change of transition for our Company. With the departure of our CEO at the end of 2024, our Chairman, John Elkann led the Company through the first half of
2025, followed by the appointment of Antonio Filosa as our new CEO mid-year.
As always, we remain committed to transparency and clarity regarding the compensation of our directors and executives. The Board recognizes that remuneration is a complex and sensitive topic for shareholders and stakeholders. Our pay for performance philosophy continues to guide us, ensuring that executive compensation is thoughtfully aligned with long-term value creation for our shareholders and the sustained success of Stellantis.
Over the past few years, we have engaged with our shareholders in meaningful dialogue to better understand any shareholder concerns with the approach and design of our executive compensation programs. The
Committee recognizes that with a 66.92 percent approval rate for our 2024 Remuneration Report, a 72.76 percent approval rate for our Remuneration Policy, and an 81.07 percent approval rate for our Equity Incentive
Plan for executives, there are diverse viewpoints and opportunities to improve alignment with investors’
expectations. Feedback has been welcomed, management and the Board understand the issues that matter most to shareholders, and what we’ve learned will contribute to how practices evolve.
We appreciate your consideration in reviewing this year’s Remuneration Report and look forward to continued
engagement. We hope that our shareholders vote in favor of this year’s Remuneration Report which will be submitted for an advisory vote at our AGM on April 14, 2026.
Fiona Clare Cicconi
Chair, Remuneration Committee
Key Business Highlights
Stellantis – Culture, Strategy and Vision
Culture
Five years ago, a new force in the automotive industry was born. A true constellation of iconic brands, with impressive global scale, deep local roots, and powerful histories. A constellation energized by exciting products that inspire passion and desire around the world.
Like any constellation, it is made up of shining stars. Thousands of them, spread across the planet, but united by one shared aspiration: a deep commitment to putting our customers at the center of everything we do.

At Stellantis, we have the talent, the resilience, and the determination to face our challenges head-on. We are passionate about working together and we are hands-on. We simplified the organization and removed obstacles to empower our teams in the regions to get us all closer to our customers. These efforts are now leading us to gradual, but visible improvements. We are a Global company with strong regional roots.
Strategy and Vision
With the appointment of our new CEO in July and the subsequent establishment of our new leadership team, we are focusing on growth and increased market share. The new leadership team has outlined 3 initial priorities:
•Back to Growth: Implementing a tailored product plan by region, listening to dealers and customers, reducing the impact of tariffs.
•Rebuild Industrial Execution: Improving quality and rebuilding customer satisfaction and trust.
•Enhanced Profitability & Focus on Customers: The way we build value for our customers and shareholders through dealer and supplier relationships, customer service and technical assistance, and delivering products our customers want.
Despite a year of change and uncertainty, our focus and resilience have created real momentum for Stellantis.
We are now moving to decisively correct our course where this is necessary, while also building on the achievements of the past five years. We are making excellent progress in building a new strategic plan that will serve as our compass for an even stronger future.
Our Company’s Performance
In 2025 we faced tough challenges and results were far from our potential. We are determinedly working on improvements and are confident in our ability to address those issues. Below is a brief summary of the
Company’s performance in 2025:
•5,484 thousand vehicles shipped (refer to Financial Overview - Shipment Information included elsewhere in this report for additional information);
•Net revenues of €153.5 billion;
•Net loss of €22.3 billion;
•Adjusted Operating Income/(Loss) (“AOI”) of €(0.8) billion (refer to Non-GAAP Financial Measures included elsewhere in this report for additional information);
•Cash flows used in operating activities of €4.7 billion; and
•Industrial free cash flow of €(4.5) billion (refer to Non-GAAP Financial Measures included elsewhere in this report for additional information).

Our Approach to Executive Remuneration
Clear alignment between executive rewards and shareholder interests is central to our Remuneration Policy. Our pay-for-performance philosophy has strong links between rewards and results for both our short-term and long-
term incentive plans.
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
Total Rewards Philosophy & Core Principles

Alignment with Strategy Compensation is strongly linked to the achievement of the Company’s disclosed performance targets.
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

Oversight and 2025 Remuneration Decisions
The Remuneration Committee oversees our executive compensation program and plans to align them with our strategy, goals and shareholder interests. In making 2025 compensation decisions, the Committee considered several factors, including:

(1)	(2)	(3)	(4)	(5)
Compensation programs at peer companies (both US and European)	Stellantis’ past performance and for purposes of incentive planning, the upcoming Company annual and long-term business plans	Annual and long-term financial plans as part of our growth strategy and long-term outlook	Incentive plan payouts from our historical compensation programs	Methods of aligning executive compensation with shareholder returns
The Remuneration Committee meets throughout the year and takes into account these factors for making any actions for the remuneration yearly cycle. Performance metrics, targets and performance/payout ranges for our incentive plans are established early in the respective performance years. For the 2025 remuneration cycle, the following considerations and actions were taken:
•Continue the practice to reassess our annual bonus plan performance financial targets and performance/
payout ranges to help ensure a challenging, yet achievable plan that aligns with Company and shareholder interests;
•Align performance targets and performance/payout ranges with 2025 performance equity grants and
Stellantis’ total rewards philosophy, long-term strategy and operating goals; and
•Although the Company’s business strategy and business plans had changed later in 2025 to address the industry shift from electrification of vehicles, the Remuneration Committee did not revise or adjust the performance financial targets and performance/payout ranges of the 2025 annual incentive program and
2025-2027 long-term incentive plan that were established from the prior 2025 business plan.
Our Executive Remuneration Framework

Our philosophy, approach and delivery of
remuneration is strongly tied to the success of
Stellantis to align executives’ interests with the
long-term interest of our shareholders.
Accordingly, a significant portion of our CEO’s
compensation is designed to be “at risk” and
dependent on achieving quantitative
performance goals over both short- and long-
term periods.

The table below provides a high-level summary of the core elements of the remuneration for our Executive Directors:

Remuneration Element	Key Feature	Alignment to Strategy and Shareholder Interests
Base Salary	Market-based fixed cash compensation set competitively as compared to large global automobile manufacturers in the peer group.	Set at a level to attract, motivate and retain the best talents in global and/or regional markets.
Short-Term Incentive Plan - Stellantis Annual Incentive Plan (“SAIP”)
Paid annually in cash; the CEO’s target
opportunity is 200% of base salary and
maximum opportunity is 400% of base salary.
For 2025, under a one-time derogation to the
Remuneration Policy, the Chairman is eligible to
participate with a target opportunity of 100% of
base salary and maximum opportunity of 200%
of base salary.
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

Share Ownership and Retention Guidelines
Executive Directors:
•Six (6) x Annual Base Salary
•Required to retain one hundred percent
(100%) of net, after-tax shares of Common
stock issued upon vesting and settlement of
any equity awards granted until the fifth (5th)
anniversary of the grant date of such award.
•Shares owned outright and any unvested
Restricted Stock Units (RSUs) are counted
for purposes of satisfying the guideline.
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
The Committee strives to identify a peer group that best reflects all aspects of Stellantis’ business and considers our global footprint, revenue, market capitalization and/or enterprise value. It is important to note that to attract and retain our top executive talent, we need to consider a blend of both U.S. and European companies - as a significant portion of our business, revenue and profitability is driven by both regions. Given its global footprint, Stellantis must be considered a global company.

The allocation of revenues do not sum to 100 percent as the operating segments are not reflected
In addition to including U.S. and European automobile manufacturers, our peer group includes U.S. and
European companies with a global presence that have significant manufacturing and/or engineering operations.
We do not limit our peer group to our industry alone because we believe compensation practices at other large global multinational companies affect our ability to attract and retain diverse talent.
For 2025, the Remuneration Committee approved the removal of Continental and Honeywell from the Company’s peer group. The result of Continental’s spin-off of its automotive segment (Aumovio) and planned spin-off its rubber/plastics segments (ContiTech) and Honeywell’s separation of its aerospace and automation segments places them below our threshold in terms of company size. With this change, we continue the blended balance between European-based and US-based companies.

U.S. Companies		European Companies
Boeing	General Dynamics	Airbus	Siemens
Caterpillar	General Electric	ArcelorMittal	Volvo Cars
Chevron	General Motors	BASF	TotalEnergies SE
Deere	Lockheed Martin	BMW	Volkswagen
Exxon Mobil	Raytheon Technologies	Mercedes-Benz	Volvo
Ford		Renault
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
Our incentive programs are based on our pay-for-performance principles and include all employees of the
Company globally. Incentives based on performance come in the form of an annual bonus plan or a profit-
sharing plan, and long term incentive plan (covering eligible executives) – all plans are based on achievement of strategic business annual and applicable long term goals. Our pay-for-performance approach in compensation covers all employees of the Company – where substantially all employees share in the success for the year.
The realized 2025 compensation (in USD) reflects all pay received as CEO and Chief Operating Officer of North
America and does not contain the value of any fringe benefits.
Analysis of Risk in the Compensation Architecture
The Remuneration Committee, in reliance on analysis provided by an outside and independent consulting advisor engaged by the Company, annually evaluates the risk profile of our executive compensation and benefits programs. In its 2025 annual evaluation, the Committee reviewed our executive compensation structure to determine whether our remuneration policies, programs and practices encourage our executives or employees to take unnecessary or excessive risks that would be materially adverse to the Company. As a result of that review, along with the outside and independent consulting advisor’s risk assessment analysis and results, the Committee concluded that the 2025 executive compensation plans were designed in a manner to:
•achieve a balance of short- and long-term performance aligned with key stakeholder interests;

•discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Stellantis; and
•encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes.
Best Practices

What we do:	What we do not do:

▪Pay for performance by structuring a significant
percentage of target compensation in the form of
variable, at risk compensation within Stellantis
▪Predetermined stretch performance goals for incentive
pay programs
▪We align goals and values organization-wide through
incentive pay and rigorous performance management
▪Market comparison of Executive Director and non-
Executive Director remuneration against relevant peers
▪Conduct a rigorous and detailed analysis of CEO pay
and Company performance against our peers
▪We consider pay ratios within the Company in
establishing Executive Directors’ pay
▪Use of an independent compensation consultant
reporting directly to the Remuneration Committee
▪We have robust stock ownership and share retention
guidelines
▪We have clawback policies incorporated into our
incentive plans
▪“Double-trigger” vesting of equity awards upon a
change of control

▪We do not offer remuneration which encourages our
Executive Directors and non-Executive Directors to
take any unnecessary or excessive risks or to act in
their own interests
▪We do not reward for performance below threshold
▪We do not have excessive pay or retirement
programs
▪We do not allow hedging, pledging or short-selling
of our securities
▪We do not pay out guaranteed bonuses
▪We have no excessive perquisites

Executive Summary - Executive Director Remuneration
The table below summarizes the remuneration of the CEO as shown in Table 1 of the report. Taking into consideration Company performance and the principles of pay for performance in our remuneration approach, the CEO and Chairman received no annual performance bonus in 2025.
New CEO Remuneration
Effective July 18, 2025, by resolution of the extra-ordinary meeting of shareholders of Stellantis N.V., Mr. Antonio
Filosa was appointed as executive director of Stellantis N.V. As part of the proposal, the compensation details for the CEO were provided for review. Shareholders approved the assignment as executive director by 99.2 percent.
Using the remuneration framework and best practices, the Remuneration Committee decided to provide the following compensation elements to the CEO in 2025:

Antonio Filosa – CEO Remuneration Elements
Base Salary
Annual base salary of US $1,800,000 gross, to be paid in accordance with the Company’s regular payroll schedule (the Base Salary). The Base Salary will be reviewed periodically by the
Remuneration Committee.

Annual Bonus	Annual gross cash bonus of 200% of base salary (target) in line with the Remuneration Policy as applicable from time to time, subject to the achievement of pre-established objectives.
CEO Cash Award
As a means to pay for consistent and competitive overall compensation until his first LTI is realized in 2028, the company provides as cash awards as follows (in each case subject to the CEO’s continued employment on the applicable payment date):
•$1,200,000 on December 31, 2025
•$1,200,000 on December 31, 2026
•$1,200,000 on December 31, 2027

Equity Grants	Annual equity grant award of 500% of base salary target in line with the Remuneration Policy as applicable from time to time subject to the achievement of pre-established objectives.
Allowances
Continuation of allowances under the terms of his then-current executive agreement as Chief
Operating Officer of North America (COO-NA) with the Company as a result of his relocation from
Brazil to the U.S. Allowances include tax equalization and relocation benefits (housing, schooling, travel), consistent with the terms of our U.S. relocation policy. Details can be found in Table 1.

Personal Security	Provides the CEO with a security assessment and monitoring and related security services for the CEO’s primary residence.
Retirement
Company contributions equal to 8% of base salary to the US 401(k) Plan (provided the employee contributes at least 10% of eligible earnings) and Executive Employees Retirement Plan, and 12%
of base salary and bonus to Supplement Executive Retirement Plan. Total Company contributions cannot exceed 20% of base salary and annual bonus for each year.

Severance
In accordance to limits of the Dutch Civil Code, a severance benefit equal to one-year’s base salary would be provided in the event of termination of employment by the Company without cause. As a derogation to the Remuneration Policy, a termination of employment without cause within the first three (3) years of the employment agreement will provide a severance benefit under the terms of his then-current executive agreement as COO-NA, which would equal $4,725,000 (1.5 times base salary and target bonus as COO-NA). Severance benefits do not include any acceleration of equity awards.

Chairman Remuneration
In 2025, following the departure of the former Chief Executive Officer in December 2024, Mr. Elkann assumed an enhanced leadership role to support the Company during a period of transition. He chaired an interim executive committee composed of senior members of management to ensure continuity in day-to-day operations and oversaw the process to identify and appoint a new Chief Executive Officer. During this period, he also contributed to the development of the Company’s strategy and initiatives aimed at improving operational performance. The Chair refused any additional compensation for that period.
In recognition of the additional duties undertaken during the transition period and by way of a one-time derogation from the Remuneration Policy, the Chairman was included in the Company’s annual incentive plan for
2025, which did not generate any payout for 2025, so this inclusion had no economic impact on the Company.
For 2026 and subsequent years, the Chairman requested, and the Remuneration Committee approved, that the
Chairman will not participate in the Company’s annual incentive plan. The Board wants to thank the Chair for his decisive commitment during this period.

Following the appointment of the new CEO, the scope of the Chairman’s duties and responsibilities expanded, with a particular focus on the oversight of the Company’s key strategic priorities, partnerships and engagement with global stakeholders. The Chairman will continue to provide advice to senior leadership on matters relating to strategy, brand, talent and culture, including employee and stakeholder engagement.
2025 Remuneration
Director’s Total Remuneration in 2025
The following table summarizes the remuneration of the members of the Board of Directors for the year ended
December 31, 2025. The table below provides cash received (any base salary and any performance bonus)
received in 2025 and 2024. The post-retirement benefits expense reflects retirement plan contributions for deferred retirement income, and the fringe benefits show the value of Company payments for services or benefits provided to the Directors and are considered competitive in the market. The long-term incentive (“LTI”)
reflects the accounting expense recognized during each period – not the actual LTI awards received during the year upon vesting. Under IFRS, an award with market-based vesting conditions, which is the case for the LTI with TSR targets, is fair valued at grant date. The grant date fair value of the award is then recognized as expense over the vesting period irrespective of whether the market-based vesting condition will be satisfied or not.

			Fixed Remuneration			Variable Remuneration
Directors of Stellantis	Office Held	Year	Base salary/ Fees	Fringe benefits		Short-term incentive	Long-term incentive		Post Retirement Benefits Expense		Other Compensation		Total Remuneration	Proportion of Fixed Remuneration	Proportion of Variable Remuneration
ELKANN, John Philipp	Chairman	2025	960,293	396,849	(1)		1,093,796	(2)					2,450,938	55%	45%
		2024	922,386	721,830			1,153,062						2,797,278
FILOSA, Antonio	CEO	2025 (3)	1,424,359	374,194	(4)		1,508,985	(2)	192,366	(5)	1,924,779	(6)	5,424,683	69%	31%
		2024
TAVARES, Carlos	Former CEO	2025		1,896	(4)		9,926,170	(7)			2,000,000	(8)	11,928,066	17%	83%
		2024	2,000,000	71,224			20,514,494		500,000				23,085,718
PEUGEOT, Robert	Vice Chairman	2025	205,000	20,202	(9)								225,202	100%	0%
		2024	205,000	15,405									220,405
CASTRIES, Henri de	Director	2025	275,000	16,018	(9)								291,018	100%	0%
		2024	275,000	14,829									289,829
CICCONI, Fiona Clare	Director	2025	213,750	48,953	(9)								262,703	100%	0%
		2024	215,000	23,046									238,046
DUFOURCQ, Nicolas (10)	Director	2025	—	—									—
		2024	—	—									—
GODBEHERE, Ann	Director	2025	225,000	10,561									235,561	100%	0%
		2024	225,000	—									225,000
MARTELLO, Wan Ling (11)	Former Director	2025	64,066	23,675	(9)								87,741	100%	0%
		2024	220,000	25,960									245,960
PARZANI, Claudia	Director	2025	215,000	7,349									222,349	100%	0
		2024	152,390	2,557	(9)								154,947
RAMOT, Daniel (12)	Director	2025	145,302	19,986									165,288
		2024	—	—									—
RIBADEAU- DUMAS, Benoit (13)	Director	2025	—	—									—
		2024	—	—									—
SAINT- EXUPERY, Jacques (14)	Director	2025	58,242	—									58,242	100%	0%
		2024	200,000	—									200,000
SCHROEDER, Alice Davey (12)	Director	2025	148,846	25,564									174,410
		2024	—	—									—
SCOTT, Kevin (15)	Former Director	2025	—	—									—
		2024	59,698	10,891									70,589
			3,934,858	945,248		—	12,528,951		192,366		3,924,779		21,526,202
(1) Fringe benefits include the use of company-provided transportation, tax-equalization services and insurance premiums. For Mr. Elkann, the fringe benefits of €396,849 include €351,883 for company-provided transportation, €36,204 in tax equalization benefits for the use of company-provided transportation, and €8,762 of insurance premiums
(2) The stated amounts represent the Company's 2025 expense relating to the grants issued to the Chairman and the CEO under the
Stellantis N.V Equity Incentive Plan
(3) The stated amounts reflect total remuneration earned during the year, including periods prior to and following appointment as Chief
Executive Officer
(4) For Mr. Filosa, the fringe benefits of €374,194 includes €1,401 for company provided transportation, €10,035 for company-provided vehicles, €12,583 of insurance premiums and €116,399 in tax equalization, €21,422 for the company match and share discount from the
Company’s employee stock purchase plan, €212,354 for allowances - housing/schooling/return trip. For Mr. Tavares, the fringe benefit reflects insurance premiums.
(5) The stated amount includes company contributions to the Company 401(k) Plan €23,009 ($26,000), Executive Employee’s Retirement
Plan €68,063 ($76,911) and Supplemental Executive Retirement Plan €101,294 ($114,462)
(6) The stated amount includes a cash award in the amount €1,061,947 ($1,200,000) and the tax equalization/relocation annual allowance in the amount of €862,832 ($975,000) pursuant to the CEO’s then-current executive agreement as COO-NA.
(7) The stated amount represents €10,000,000 relating to achievement of one milestone of the CEO Transformation Incentive 2021-2025
Award (a description which is provided in the prior year’s Remuneration Report) and -€73,830 reflecting the cancellation of 32,255 PSUs from the 2022 LTI Plan due to performance below target
(8) Reflects the severance received by the former CEO, pursuant to his employment and exit agreements
(9) The stated amounts include the use of transport
(10) In accordance, with internal regulations of Bpifrance S.A., the Company at which Mr. Dufourcq serves as Chief Executive Officer and
Executive Director, Mr. Dufourcq does not receive any remuneration for the performance of his duties as a Director of Stellantis
(11) Ms. Wan Ling Martello was a Director from January 1, 2025 to April 14, 2025
(12) Mr. Ramot and Ms. Alice Davey Schroeder were appointed a Director of Stellantis on April 15, 2025

(13) Mr. Ribadeau-Dumas was appointed Director of Stellantis effective April 13, 2023. In accordance with Mr. Ribadeau-Dumas's agreement with Exor N.V., non-executive directors, having a seat on behalf of Exor N.V. are not paid their respective director compensation and that such compensation is paid directly to Exor N.V. An amount of €210,000 was paid to Exor N.V. in accordance with the agreement
(14) Mr. Jacques Saint-Exupery was a Director from January 1, 2025 to April 14,2025
(15) Mr. Scott was a Director of Stellantis from January 1, 2024 to April 15, 2024
Base Salary
We provide competitive base salaries to compensate our Executive Directors for their primary roles and responsibilities, and to provide a stable level of annual compensation. Actual salary levels are based on the
Executive Director’s role, level of responsibility, experience, individual performance, future potential and market value.

Executive Director	2025 Annual Base Salary
John Elkann, Chairman	€1,000,000
Antonio Filosa, Chief Executive Officer	$1,800,000
2025 Stellantis Annual Incentive Plan (“SAIP”)
The SAIP provides approximately 53,000 employees, including our CEO and Chairman, with a cash incentive for the achievement of specific annual targets for a set of financial and non-financial performance measures. The
SAIP target and maximum opportunity for our Executive Directors is shown below:

Executive Director	2025 Annual Incentive Target Opportunity (as a % of base pay)
	Threshold	Target	Maximum
John Elkann, Chairman	50%	100%	200%
Antonio Filosa, Chief Executive Officer	100%	200%	400%
All performance-related goals were approved by the Remuneration Committee before the end of the first quarter of 2025. Goals include both financial and strategic metrics important for Company to achieve during 2025.
Financial goals are based on the annual budget developed in-line with the long-term strategic plan. The 2025
SAIP also included a payout trigger whereby if the triggering metric is not achieved during the performance year, no annual incentive is payable - regardless of whether the other financial or non-financial metrics performed above the respective thresholds.
2025 Payout Trigger
For any SAIP award to be paid to the Executive Directors, the Company must have positive Free Cash Flow for
2025. If this trigger is not achieved, no SAIP is paid, regardless of achievement of any of the other metrics.

2025 SAIP Metrics

Metric:	Weighting:
Adjusted Operating Income (“AOI”)	35%
Industrial Free Cash Flow (excludes FinCo)	35%
Growth of Sales	15%
Quality: Failure Rate 3MS kppm	10%
Quality: Total Warranty Cost (Incident KPI)	5%
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
Industrial Free Cash Flows
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less:
(i)cash flow from operating activities from discontinued operations;
(ii)cash flow from operating activities related to financial services, net of eliminations;
(iii)investments in property, plant and equipment and intangible assets for industrial activities; and
(iv)contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments;
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
Refer to “Financial Overview - Non-GAAP Financial Measures” included elsewhere in this report for additional information.
Growth of Sales
Our goal is to deliver vehicles customers want, with the quality, capability and personality that define our brands.
Measured in units sold.
Quality
The Company and the Remuneration Committee conduct an annual review of our incentive plan metrics, which include ESG performance measures. For 2025, employee safety remains a top priority, with the most effective oversight and implementation occurring at the regional and country levels. Additionally, Quality is recognized as both a social responsibility to our customers and a governance concern tied to compliance and internal controls.
Since 2021, quality has been one of the Group’s core objectives, with its significance and weighting in our metrics increasing each year.
In addition, Quality is an extremely important metric for the Company as it establishes the trust between the
Company and our customers. Failure in product quality will impact future revenues and cannot be compromised.
Our Quality metric in the SAIP is broken down into three measurements - product quality rates, service quality customer satisfaction, and total warranty cost and is based on continuous improvements to be “best-in-class”
within the industry.
•Failure Rate corresponds to number of incidents after 3 months in service (repaired under warranty in the network). Based on feedback from customers on models marketed by Company globally and regarding the number of cars produced during the same period; and
•Total Warranty Cost corresponds to the number of Warranty Incidents.
2025 Annual Bonus Performance Target Setting
The Remuneration Committee selects targets using the year’s annual budget which considers opportunities and headwinds facing the Company and industry. As the Company underwent a restructuring in 2025 and faced challenges in the industry and renewed focus and direction towards electrification of vehicles, the Remuneration
Committee remained committed to maintaining the incentive metrics with the previously established performance targets and ranges set forth below.
2025 SAIP Performance Results
In 2025, the Company did not achieve the payout trigger of positive free cash flow. As a result, the CEO and
Chairman did not receive any 2025 SAIP award. Notwithstanding the payout trigger, the table below provides the results of the 2025 SAIP performance metrics:

Based on the results of the performance goals and payout trigger, the Committee approved that no annual bonus would be awarded and paid as shown below:

	Base Salary	Annual Cash Bonus Range				Actual 2025 SAIP Payout
		Below Threshold	Threshold	Target	Maximum
Antonio Filosa	$1,600,000*	$0	$1,600,000	$3,200,000	$6,400,000	$0
John Elkann	€1,000,000	€0	€500,000	€1,000,000	€2,000,000	€0
* Mr. Filosa’s compensation above reflects base salary received during the 2025 year (both as COO-NA and CEO).
Long Term Incentive Plan (LTIP)
Our equity-based incentive awards are tied to Company performance and the future value of our common stock.
These awards are intended to focus executive behavior on our longer-term interests because today’s business decisions affect the Company over several years.
The Remuneration Policy sets out the operation of the LTI Plan. The design incorporates annual rolling grants directly linked to a three-year performance and vesting period. The process for setting targets for the LTI Plan starts with our Company strategy, which is generally formulated every three years, and our three-year financial plan, which is updated annually. Each equity award cliff vests after three years.

Stellantis LTIP Rolling Period Framework
The LTI Plan covers approximately 2,400 employees, including our Executive Directors. The LTI Plan target opportunity for our Executive Directors is determined as a percentage of base pay as shown below:

Executive Director	2025 Long-Term Incentive Opportunity
	Target Opportunity	Maximum Opportunity
John Elkann, Chairman	300% of base salary	390% of base salary
Antonio Filosa, Chief Executive Officer	500% of base salary *	1040% of base salary
* the Remuneration Policy allows a maximum target opportunity of up to 800% of base salary to the CEO.
Long-Term Incentive Plans: Performance Share Units
The actual payout of PSUs depends on meeting strategic, long-term Company performance goals. The
2023-2025 and 2024-2026 LTI Plan performance metrics for PSUs are the same and are listed below.

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
January 1 through December 31 of each calendar year.

Electrification of Vehicle Nameplates	30%	Projected number of EV nameplates at the end of a 3-year period. Maximum payout for this metric is 100%.
The 2025-2027 LTI plan included a quality performance metric, an extremely important metric for the Company as it establishes the trust between the Company and our customers.

2025-2027 LTI PSU Metrics
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
January 1, 2025 through December 31, 2025 & January 1,
2026 through December 31, 2026 & January 1, 2027
through December 31, 2027.

Quality 3MIS kppm	30%	Number of incidents after 3 months in service (repaired under warranty in the network)
Relative Total Shareholder Return (2023-2025, 2024-2026, 2025-2027 LTI Plans)
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
Motor Company, Renault SA, and Kia Motors Corporation.
The tables below shows the payout scales for the three rolling period LTI plans.

TSR Payout Scale
Stellantis	Stellantis Rank	Payout % of Target
Comparison vs.	1st	200%
Toyota	2nd	180%
Volkswagen	3rd	160%
Mercedes-Benz	4th	140%
Ford Motor	5th	120%
General Motors	6th	100%
Honda	7th	—%
BMW	8th	—%
Nissan	9th	—%
Hyundai	10th	—%
Renault	11th	—%
KIA Motors	12th	—%
Payout scales based on relative TSR performance during the respective 3-year performance period.
ESG Metric: Electrification of Vehicle Nameplates (2023-2025 & 2024-2026 LTI Plans)
The target for the electrification of vehicle nameplates is based on the availability of battery electric vehicles, plug-in hybrid electric vehicles, and hybrid electric vehicles in the U.S. and European markets. A payout of 50 percent will occur when threshold performance is achieved, up to a maximum of 100 percent payout at target achievement.

Adjusted operating income (2023-2025, 2024-2026, 2025-2027 LTI Plans)
The measurement of adjusted AOI is the same as described in the short-term incentive plan but using an average over a three-year performance period beginning January 1, 2025 through December 31, 2025 &
January 1, 2026 through December 31, 2026 & January 1, 2027 through December 31, 2027.
2023-2025 LTI Plan Results
The performance period of the 2023 PSU grant ended on December 31, 2025. The plan’s structure and design are shown below along with the performance metric results. The LTI plan’s goals were established in early 2023 covering a three-year performance period.
The 2023-2025 PSU results are shown in the chart below. It indicates overall achievement of 23.4 percent of target performance for the 2023-2025 performance period. The Committee certified the 2023-2025 LTI PSU final awards to the CEO and Chairman at 23.4 percent of the target level that was achieved.
2023-2025 LTI PSU Performance Results
The table below summarizes the number of PSUs awarded from the 2023-2025 LTI plan to our Executive
Directors based on the plan’s performance of 23.4 percent of target. The shares will be distributed in May 2026.
Note that the value of this award has been reflected in Table 1 of this Remuneration Report.

Executive Director	2023-2025 Long-Term Incentive PSUs Awarded
	PSUs awarded in 2023	PSUs to be distributed in May 2026 (based on 23.4% performance)*
John Elkann, Chairman	169,773	39,727
Antonio Filosa, Chief Executive Officer	96,204	22,512
*The multiplier for the PSU is calculated on each award and is not a straight calculation of the total shares granted.
Because the 2024 and 2025 PSU grants have a three-year performance period, performance objectives and performance results will not be disclosed until the end of the respective performance periods. We are not disclosing the 2024 & 2025 LTI PSU objectives in this Report because such information would provide competitors with insight into our business plan that could substantially harm Stellantis’ business interests. At the time the Remuneration Committee approved these targets, the Committee believed the targets to be ambitious and achievable while incentivizing executives to exceed expectations.

Former CEO Compensation
In December 2024, the Company and former CEO, Carlos Tavares, entered a Separation and Release
Agreement (“Settlement Agreement”) regarding his departure from the Company. As a result of the agreement, the former CEO received a severance payment of one year base salary (maximum allowable pursuant to the
Dutch Civil Code), a payout of an evaluated milestone from the 2021-2025 Transformation Incentive and share units from the Shareholder Return Incentive. Further information about these one-time awards can be found in last year’s Remuneration Report.
Pursuant to the provisions of the EIP and equity award agreements, Mr. Tavares is eligible to receive a prorated share of the 2022, 2023 and 2024 LTI awards based on his employment period during the respective three-year performance periods. Payout of those awards will be based on actual performance.
The table below provides a summary of the former CEO’s remuneration for 2025:

Compensation Element	Remaining Remuneration Elements
Severance Amount	One year's base salary of €2,000,000, maximum allowable pursuant to Dutch Civil Code
2021-2025 Transformation Incentive	Attainment of transformation milestone payment of €10,000,000. Refer to the 2024 Remuneration Report for further details of the Transformation Incentive for the former CEO.
Shareholder Return Award Incentive	Planned to receive 800,000 shares in January 2026.
LTI Grants - 2022, 2023 & 2024 (2023 & 2024 LTI based on target performance)	Granted the following number of Share Units: 2022 LTI: 928,870 (696,650 PSUs + 232,200 RSUs) 2023 LTI: 744,417 PSUs 2024 LTI: 497,247 PSUs
Under the terms of the LTI Plan, eligible to receive
a prorated share of units based on employment
during the respective performance period:
2022 LTI: 610,292 (410,327 PSUs + 199,965
RSUs) - actual payout of PSUs based on
performance of 58.93% of target
2023 LTI: 116,135 PSUs - actual payout of PSUs
based on performance of 23.4% of target
2024 LTI: 165,750 PSUs (at target - actual payout
of PSUs to be determined at the end of the
2024-2026 performance period)

Other Benefits
Retirement Plan: The CEO participates in three Company-sponsored defined contribution plans - the Salaried
Employees’ Savings Plan (“SESP”), Executive Employees’ Retirement Plan (“EERP”) and a Supplemental
Executive Retirement Plan (“SERP”).
The SESP is a funded, tax-qualified 401(k) plan that covers U.S. salaried employees, including the CEO. The
Company contributes 3 percent of an employee’s eligible earnings (base salary rate). The 3 percent Company contributions and their earnings become fully vested after three years of employment. If the employee contributes at least 10 percent of eligible earnings, the Company provides a matching contribution of 5 percent of eligible earnings. Matching contributions are 100 percent vested when made to the employee’s account. All contributions to the SESP cannot exceed the maximum contribution limits imposed by Section 401(a)(17) and
415(c)(1)(A) of the Internal Revenue Code (“IRC”), as amended.

The EERP is an unfunded, non-tax qualified retirement plan that covers eligible executives, including the CEO.
The plan provides eligible executives with Company contributions substantially equal to those they would have received in the SESP but were not able to because of the IRC limitations.
The SERP is an unfunded, non-tax qualified retirement plan that provides the CEO retirement benefits in addition to those provided by SESP and EERP contributions. The Company contributes 12 percent of the CEO’s quarterly eligible earnings (base salary rate plus bonus paid from the Stellantis Annual Incentive Plan) to a notional account. Any gains or losses credited or debited quarterly in the SERP account are based on the CEO’s investment gains or losses from his EERP.
In accordance with IRC Section 409A, benefits accrued under the EERP and SERP may not be paid until at least six months following separation of employment.
The total annual Company contribution to the CEO’s three retirement account plans is at least 20 percent of eligible earnings, provided the CEO contributes at least 10 percent of eligible earnings (base salary) to the
SESP. The CEO is 100 percent vested in all Company contributions. The Chairman does not participate in a retirement plan sponsored by the Company.
Health Care: The CEO participates in the same health care plan as other local based salaried employees. The
Company provides health care coverage for the Chairman who is eligible for a retiree healthcare plan as provided to other executives in Italy which provides for a reimbursement of a portion of health care costs incurred in retirement. Both Executive Directors participate in a comprehensive annual physical exam.
Severance Benefits: Pursuant to a service agreement between the CEO and the Company and in accordance to limits of Dutch Civil Code, a severance benefit equal to one-year’s base salary would be provided in the event of termination of employment by the Company without cause. Severance benefits do not include any acceleration of equity awards. A derogation of the Remuneration Policy has been made in terms of severance to the CEO - refer to the Section “Derogations and deviations from Remuneration Policy” of this Report.
Company Vehicle: Our CEO is eligible to participate in the Company’s U.S. vehicle benefit program.
Personal Use of Company Aircraft: The use of the Company’s aircraft for personal use ensures the security of our CEO and Chairman. The Company pays the costs associated with both business and personal use of the aircraft.
Detail and compensatory value of the above and other benefits and/or perquisites provided or paid in 2025 are included in Table 1 of this Remuneration Report.
Tax Equalization: The Company will provide the Executive tax return preparation services for any filing of tax returns in the Netherlands and the country in which the Executive is a tax resident (the Residence Country), so long as this Agreement is in effect and until four (4) years after the Agreement is terminated other than for
Cause.
Personal Security: The CEO may receive security services that include home security systems and monitoring.
Such services are assessed by a third-party security consultant and our Company security team and is routinely evaluated by the Remuneration Committee and the Board.

Share Plans Grant to Directors
The following table provides an overview of the share plans held by Executive Directors for the year ended
December 31, 2025:

Name of Director, Position	Specification of Plan	Performance Period	Grant Date	Number of Units Granted	Fair Value at Grant Date(1)	Vesting Date	End of Holding Period	Opening Balance - January 01, 2025	Shares Granted	Shares Cancelled / Forfeited(2)	Shares Vested(3)	Closing Balance	Long-Term Incentive Expense
ELKANN, John Phillip, Chairman	2022 LTI RSU	2022-2024	May 15, 2022	54,950	€ 580,959	May 29, 2025	May 29, 2027	54,950	—	—	54,950	—	€16,337
	2022 LTI PSU	2022-2024	May 15, 2022	164,840	€ 1,686,462	May 29, 2025	May 29, 2027	164,840	—	67,749	97,091	—	€46,407
	2023 LTI PSU	2023 - 2025	May 1, 2023	169,773	€ 2,138,008	May 15, 2026	May 15, 2028	169,773	—	—	—	169,773	€464,109
	2024 LTI PSU	2024 - 2026	May 15, 2024	115,886	€1,182,036	May 15, 2027	May 15, 2029	115,886	—	—	—	115,886	€241,848
	2025 LTI PSU	2025 - 2027	July 21, 2025	350,877	€2,096,140	May 15, 2028	May 15, 2030	350,877	—	—	—	350,877	€325,096
TAVARES, Carlos Former CEO	2021 CEO PSU(4)	2021-2025	June 28, 2021	1,000,000	€ 19,560,000	January 17, 2026	January 17, 2028	800,000	—	—	—	800,000	€—
	2022 LTI RSU	2022-2024	May 15, 2022	232,220	€ 2,584,366	May 15, 2025	May 15, 2027	199,965	—	—	199,965	—	€—
	2022 LTI PSU	2022-2024	May 15, 2022	696,650	€ 7,502,483	May 15, 2025	May 15, 2027	410,536	—	—	410,536	—	€(73,830)
	2023 LTI PSU	2023 - 2025	May 1, 2023	744,417	€ 9,374,692	May 1, 2026	May 1, 2028	496,303	—	—	—	496,303	€—
	2024 LTI PSU	2024 - 2026	May 15, 2024	497,247	€5,071,920	May 15, 2027	May 15, 2029	165,750	—	—	—	165,750	€—
FILOSA, Antonio CEO	2022 LTI RSU	2022 - 2024	May 15, 2022	28,210	€313,948	May 15, 2025		—	—	—	28,210	—	€8,387
	2022 LTI PSU	2022 - 2024	May 15, 2022	84,620	€891,724	May 15, 2025		84,610	—	34,779	49,841	—	€23,822
	2023 LTI PSU	2023 - 2025	May 1, 2023	96,204	€665,763	May 15, 2026		96,204	—	—	—	96,204	€262,991
	2024 LTI RSU	2024 - 2026	May 15, 2024	16,220	€511,908	May 15, 2026		16,200	—	—	8,110	8,110	€110,111
	2024 LTI PSU	2024 - 2026	May 15, 2024	101,400	€180,285	May 15, 2027		101,400	—	—	—	101,400	€211,615
	2025 LTI PSU	2025 - 2027	July 1, 2025	962,803	€5,751,785	May 15, 2028	May 15, 2030	962,803	0.00	—	—	962,803	€892,059
(1) Fair Value at Grant Date is calculated as described in the Share Based Compensation note within the Consolidated Financial
Statements included elsewhere in this report
(2) Reflects adjustments to the share grant based on performance and in the case of the Former CEO, the Settlement Agreement
(3) The fair market value of the shares that vested during 2025 for the Chairman was €1,399,702 and the fair market value of the shares that vested during 2025 for the CEO was €836,711
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
Other Remuneration Matters
Compliance with Remuneration Policy
The remuneration paid to Executive and Non-executive Directors for 2021 was done in line with the
Remuneration Policy approved by Shareholders at the April 15, 2021 Annual General Meeting. We refer to the paragraphs on the Elements of Executive Director Remuneration, Base Salary, 2025 Stellantis Annual Incentive
Plan, Long-Term Incentive Plan, more detailed information on how the remuneration in the Remuneration Report contribute to the long-term performance of the Company.
Derogations and Deviations from Remuneration Policy
John Elkann, our Chairman, was eligible for the 2025 Stellantis Annual Incentive Plan (SAIP), as a derogation to the Remuneration Policy and based on an external review and benchmarking of the competitiveness of his total remuneration, as further provided in the Chairman Remuneration section of this Report. Based on actual performance results for the 2025 year, there was no payout for the 2025 SAIP. For 2026 and subsequent years, at the Chairman’s request, and with the approval of the Remuneration Committee, the Chairman will not participate in the Company’s annual incentive plan.
For our CEO Antonio Filosa, a derogation of the Remuneration Policy was made to allow payment of a severance benefit under the terms of his then-current employment agreement as Chief Operating Officer of North America
(COO-NA) in the event such termination without cause occurs within the first three years of his current CEO agreement. Given the challenges facing the Company and industry when Mr. Filosa accepted the CEO position, the CEO and Remuneration Committee agreed to strike the right balance between performance during the term of the five-year CEO agreement terms and a fair and competitive severance package (as provided during his then-current COO-NA employment agreement) so that the CEO can be fully dedicated and strategically focused in achieving both short-term results and creating value during the longer term. After the first three years of the
CEO contract term, any severance amount will be based on his annual base salary, subject to the maximum allowance under the Dutch Civil Code.
Terms of Engagement - Service Agreement
The CEO was employed by the Company on the basis of a Service Agreement (dated July 18, 2025) for a five-
year period ending on July 18, 2030, subject to any earlier termination by either party.
Restrictive Covenants
Pursuant to the services agreement between the CEO and the Company, the CEO was subject to a non-
competition restriction for a period of one year following termination of employment. A customary provision regarding confidentiality is also included in the services agreement.

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
The Chairman and CEO are subject to stock ownership guidelines which require owning shares with an aggregate value of not less than six (6) times base salary. Non-executive Directors are required to own shares with an aggregate value of not less than one year of the annual cash retainer. All are required to meet their required level of ownership within five years.
The Chairman and CEO are required to retain one hundred percent of net, after-tax shares of common stock issued upon vesting and settlement of any equity awards granted until the fifth (5th) anniversary of the grant date of such award. Mr. Elkann has met the Stock ownership and Retention guidelines and Mr. Filosa has until
December 31, 2030 to satisfy such requirements.
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
In the financial year 2025, no situation occurred where variable remuneration has been, or had to be, reclaimed.
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

Employees excluding Executive Directors	2025	2024	2023	2022	2021	5 years average
Personnel cost (€ billion)	16.8	17.1	19.1	18.2	17.1	17.6
Average number of employees	253,654	259,118	271,292	282,926	292,432	271,884
Average employee compensation (€)	66,232	65,993	70,404	64,328	58,475	65,086

	2025	2024	2023	2022	2021(1)	5 years average
CEO compensation (€)	5,424,683	23,085,718	36,494,025	23,459,006	17,453,507	21,183,388
Average employee compensation (€)	66,232	65,993	70,404	64,328	58,475	65,086
CEO Pay Ratio	82 (2)	350*	518*	365	298	248
(1) CEO Compensation used to calculate the 2021 CEO pay ratio excludes Other Compensation reported in table 1
(2) The stated amounts reflect total remuneration earned during the year, including periods prior to and following appointment as Chief
Executive Officer.
*The CEO pay ratio reported in 2024 and 2023 includes remuneration received from the Transformation Incentive 2021 - 2025. Excluding the amount relating to the CEO Transformation Incentive 2021 - 2025 would result in a CEO pay ratio of 315 for 2023 and 124 for 2024.
In accordance with the guidance provided under the Dutch Corporate Governance Code, further pay ratios including scenario analysis reflecting incentive plan performance were conducted between the CEO and senior management. Considering base salary and incentive opportunities (both short-term and long-term incentives), the CEO pay ratio ranged from 2.4 to 4.8.
Comparative Table over Remuneration and Company Performance
In line with guidance provided under the Dutch Corporate Governance Code and the Dutch Civil Code, the
performance of the Company, the remuneration of each Director and the average employee compensation other than directors from 2021 to 2025 financial years is disclosed in the following table.

Company Performance	2025	2024	2023	2022	2021
Net revenues (€ million)	153,508	156,878	189,544	179,592	149,419
Net profit/(loss) from continuing operations (€ million)	(22,332)	5,520	18,625	16,779	13,218
Diluted earnings/(loss) per share from continuing operations (€)	(7.75)	1.84	5.94	5.31	4.19

Director	Position	2025	2024	2023	2022	2021
ELKANN, John Philipp	Chairman	€2,450,938	€2,797,278	€4,823,519	€5,850,051	€7,884,085
FILOSA, Antonio	CEO	5,424,683
TAVARES, Carlos	Former CEO	11,928,066	23,085,718	36,494,025	23,459,006	19,153,507
PEUGEOT, Robert	Director	225,202	220,405	216,927	219,595	203,782
AGNELLI, Andrea	Former Director	-	-	62,644	223,022	226,135
CASTRIES, Henri de	Director	291,018	289,829	286,294	290,010	273,725
CICCONI, Fiona Clare	Director	262,703	238,046	234,478	227,611	208,061
DAVEY-SCHROEDER, Alice	Director	174,410
DUFOURCQ, Nicolas	Director	-	-	-	-	-
GODBEHERE, Ann	Director	235,561	225,510	225,510	228,106	228,458
MARTELLO, Wan Ling	Former Director	87,741	245,960	245,960	234,440	221,546
PARZANI, Claudia	Director	222,349	154,947	-	-	-
RAMOT, Daniel	Director	165,288
RIBADEAU-DUMAS, Benoit	Director	-	-	-	-	-
SAINT-EXUPERY, Jacques	Director	58,242	200,000	200,000	201,853	198,436
SCOTT, Kevin	Former Director	-	70,589	230,960	218,702	203,498
MARCHIONNE, Sergio	Former CEO	-	-	-	-	26,080,867
MANLEY, Michael	Former CEO	-	-	-	51,184,773(1)	305,876
PALMER, Richard	Former CFO	-	-	345,686(2)	-	14,766,580
ABBOTT, John	Former Director	-	-	-	-	8,456
BRANDOLINI D'ABBA, Tiberto	Former Director	-	-	-	-	9,169
EARLE, Glenn	Former Director	-	-	-	-	8,387
MARS, Valerie	Former Director	-	-	-	-	11,872
THOMPSON, Ronald L.	Former Director	-	-	-	-	14,611
VOLPI, Michelango A.	Former Director	-	-	-	-	12,198
WHEATCROFT, Patience	Former Director	-	-	-	-	8,723
ZEGNA, Emenegildo	Former Director	-	-	-	-	24,479
(1) This amount represents the amount paid as described in the Pre-merger Legacy Matters - Remuneration of Former Executive Directors
FCA N.V. section of the 2022 Remuneration Report
(2) This amount represents the amount paid as described in the Pre-merger Legacy Matters - Remuneration of Former Executive Directors
of FCA N.V. section of the 2023 Remuneration Report

Average employee compensation	2025	2024	2023	2022	2021
Average employee compensation	€66,232	€65,993	€70,404	€64,328	€58,475

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision, and with the participation, of its management, including the CEO and CFO, Stellantis conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2025 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the CEO and CFO concluded that Stellantis’
disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Stellantis’ Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to
Stellantis management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of Stellantis internal control over financial reporting as of December 31,
2025, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by COSO. Based on that assessment, management concluded that the internal control over financial reporting was effective as of
December 31, 2025.
Changes in Internal Control
During the year ended December 31, 2025, Stellantis implemented a new financial consolidation system, replacing the prior legacy platforms, resulting in changes to internal control over financial reporting related to controls to support the new consolidation system and process.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Stellantis N.V.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Stellantis N.V. and subsidiaries (the “Company”)
as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the
Company maintained, in all material respects, effective internal control over financial reporting as of December
31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31,
2025 and the related consolidated income statement, statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes and our report dated February 26, 2026 expressed an unqualified opinion on those financial statements.
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
February 26, 2026

FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
STELLANTIS N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Stellantis N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Stellantis N.V. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statement, statement of comprehensive income, cash flows and changes in equity for the two years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the two years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board (IASB).
The consolidated financial statements of the Company for the year ended December 31, 2023, before the effects of the retrospective adjustments to the consolidated statement of cash flows discussed in Note 2 to the financial statements, were audited by predecessor auditors whose report, dated February 22, 2024, expressed an unqualified opinion on those statements. We have audited the 2023 adjustments made to the consolidated statement of cash flows to retrospectively adjust that statement for changes in accounting policy in 2025, as discussed in Note 2 to the consolidated financial statements. Our procedures included (1) comparing the previously reported cash flow statement items to the previously issued financial statements; (2) comparing the retrospective adjustments to the Company’s underlying accounting analysis; and (3) evaluating the consistency of the retrospective adjustments with comparable amounts presented within the years ended December 31,
2024 and 2025. In our opinion, such retrospective adjustments are appropriate and have been properly applied.
However, we were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved particularly challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Provision – Product Warranty - North America and Enlarged Europe – Refer to Notes 2 and 21 to the
financial statements
Critical Audit Matter Description
The Company establishes reserves for product warranty at the time the related sale is recognized. The estimated future costs of actions, which are recorded in cost of revenues in the consolidated income statement, are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the vehicles. Given the volatility of initial data for any given model year, these assumptions also require judgment in the use of historical averages until sufficient actual experience data becomes available.
We identified the product warranty provision in North America and Enlarged Europe as a critical audit matter due to the complexity of the valuation models used and the significant management judgement involved in estimating the provision. Our audit procedures required a high degree of auditor judgment and increased effort, including involving our actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the provision for product warranty in North America and Enlarged Europe included the following, among others:
•We assessed the appropriateness of management’s accounting treatment for the current-year change in warranty estimation methodology as a change in estimate under IAS 8.
•We evaluated the design and tested the operating effectiveness of controls over the Company’s product warranty process, including controls over management’s review of the valuation models, related inputs, and significant assumptions.
•We used our actuarial specialists to assist us in evaluating the appropriateness of the estimation model, the accuracy of calculations used and the appropriateness of significant assumptions regarding the historical claim data and averages used by the Company.
•We performed audit procedures on the claims data used in the valuation models.
•We independently calculated a range of likely outcomes for the product warranty provision.

•We evaluated the adequacy of the related disclosures in the consolidated financial statements.
Recoverability of non-current assets with definite useful lives - Enlarged Europe and North America –
Refer to Notes 2, 10 and 11 to the financial statements
Critical Audit Matter Description
Non-current assets with definite useful lives include property, plant and equipment, intangible assets, and assets held for sale. The Company reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired and, if required, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined at the cash generating unit (CGU) level.
We identified the recoverability of non-current assets with definite useful lives in Enlarged Europe and North
America as a critical audit matter due to the significant management judgment required, particularly related to forecasted volumes and margins, to estimate the recoverable amount for certain CGUs within these segments.
Our audit procedures required a high degree of auditor judgment and an increased extent of effort to evaluate the reasonableness of these assumptions, including the use of our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the recoverability of non-current assets with definite useful lives in Enlarged
Europe and North America included the following, among others:
•We evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process for non-current assets with definite useful lives, including controls over impairment triggering events, prospective financial information, and the significant inputs used to support its assessment of the recoverability of non-current assets with definite useful lives in Enlarged Europe and North America.
•We evaluated the allocation of assets to each CGU identified by management and the related carrying amount.
•We evaluated the forecasted volumes and margins data in management’s impairment test using external market data and the assistance of an automotive industry specialist.
•We involved our fair value specialists in evaluating the impairment test model prepared by the Company and performed independent calculations and sensitivity analyses.
•We evaluated the adequacy of the related disclosures in the financial statements, including the disclosures of related significant judgements made by management.
Provisions – Commercial risks - Costs related to product plan realignment and program cancellations –
North America and Enlarged Europe - Refer to Notes 2 and 21 to the financial statements
Critical Audit Matter Description
The Company enters into supply arrangements to support its product development, manufacturing and assembly activities. The Company’s strategic plan reassessment initiated during 2025 resulted in the cancellation of certain planned programs and a significant adjustment to forecasted electric vehicle volumes.
These actions resulted in supplier-related costs and provisions that were recognized within Cost of revenues, primarily in North America and Enlarged Europe.

We identified these supplier-related costs and provisions arising from the product plan realignment and program cancellations in North America and Enlarged Europe as a critical audit matter due to the magnitude of the related charges and the significant auditor judgment required to evaluate management’s estimated obligations.
In particular, these estimates involved judgment in assessing the unsettled claims and interpreting contractual terms and communications with suppliers.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the costs pertaining to the product plan realignment and program cancellations included the following, among others:
–We evaluated the design and tested the operating effectiveness of controls over the identification, evaluation, and recording of costs related to the product plan realignment and program cancellations, including controls over the review and approval of estimated obligations and management’s review of key assumptions used to estimate the claims.
–We inspected underlying support for recorded amounts, such as executed settlement agreements, where settled, supplier correspondence, and relevant program documentation.
–We evaluated the (contractual) basis for management’s estimates by comparing key terms and conditions used in the estimates to supplier agreements or other related support.
–We assessed the mathematical accuracy of management’s calculations.
–We evaluated the reasonableness of management’s assumptions related to expected outcomes and future payment amounts for claims not yet settled.
–We evaluated the adequacy of the related disclosures in the financial statements.
/s/ Deloitte & Associés
Paris – La Défense, France
February 26, 2026
We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Stellantis N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated income statement, statements of comprehensive income, cash flows and changes in equity of Stellantis N.V. and subsidiaries (the Company) for the year ended
December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the adjustments described in Note 2, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December
31, 2023, in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board (IFRS).
We were not engaged to audit, review or apply any procedures to the adjustments described in Note 2 that were applied to restate the 2023 consolidated statement of cash flows as a result of the change in accounting policy, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Deloitte & Associés in
2025. In the opinion of Deloitte & Associés, such adjustments are appropriate and have been properly applied.
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
Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ EY S.p.A.
We have served as the Company’s auditor from 2021 to 2024.
Turin, Italy
February 22, 2024

STELLANTIS N.V. AND SUBSIDIARIES - CONSOLIDATED INCOME STATEMENT

		Years ended December 31,
(€ million, except per share amounts)	Note	2025	2024	2023
Net revenues	4	153,508	156,878	189,544
Cost of revenues		155,627	136,360	151,400
Selling, general and other costs		8,967	9,299	9,541
Research and development costs	5	11,145	5,784	5,619
Gains/(losses) on disposal of investments	3	(1,839)	(98)	20
Restructuring costs		913	1,617	1,119
Share of the profit/(loss) of equity method investees	12	(1,271)	(33)	491
Operating income/(loss)		(26,254)	3,687	22,376
Net financial expenses/(income)	6	351	(345)	(42)
Profit/(loss) before taxes		(26,605)	4,032	22,418
Tax expense/(benefit)	7	(4,273)	(1,488)	3,793
Net profit/(loss)		(22,332)	5,520	18,625

Net profit/(loss) attributable to:
Owners of the parent		(22,368)	5,473	18,596
Non-controlling interests		36	47	29

Earnings/(loss) per share:	29
Basic earnings/(loss) per share (€)		(7.75)	1.86	5.98
Diluted earnings/(loss) per share (€)		(7.75)	1.84	5.94
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES - CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Years ended December 31,
(€ million)	Note	2025	2024	2023
Consolidated profit/(loss) for the period		(22,332)	5,520	18,625

Fair value remeasurement of cash flow hedges		644	678	(910)
of which, reclassified to the income statement		378	445	532
of which, recognized in equity during the period		266	233	(1,442)
Gains and losses from remeasurement of financial assets		18	8	57
of which, reclassified to the income statement		(13)	—	—
of which, recognized in equity during the period		31	8	57
Exchange differences on translating foreign operations		(4,550)	1,008	(1,927)
Income tax (expense)/benefit		(197)	(156)	245
Share of Other comprehensive income/(loss) for equity method investees		(332)	55	(221)
Amounts to be potentially reclassified to profit or loss	28	(4,417)	1,593	(2,756)

Actuarial gains and losses on defined benefit pension obligations		261	(144)	(228)
Share of Other comprehensive income/(loss) for equity method investees		9	(1)	2
Income tax (expense)/benefit		52	55	41
Amounts not to be reclassified to profit or loss	28	322	(90)	(185)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(26,427)	7,023	15,684
of which, attributable to equity holders of the parent		(26,450)	6,974	15,658
of which, attributable to non-controlling interests		23	49	26
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES - CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
(€ million)	Note	2025	2024
Assets
Goodwill and intangible assets with indefinite useful lives	9	29,176	31,986
Other intangible assets	10	15,709	22,379
Property, plant and equipment	11	42,958	45,011
Equity method investments	12	7,276	9,100
Non-current financial assets	13	1,794	3,294
Other non-current assets and prepaid expenses	16	11,125	9,661
Deferred tax assets	7	6,383	4,371
Non-current tax receivables	16	194	227
Total Non-current assets		114,615	126,029
Inventories	14	22,153	20,861
Assets sold with a buy-back commitment		3,616	1,938
Trade receivables	16	5,662	5,506
Current tax receivables	16	1,199	1,411
Other current assets and prepaid expenses	16	15,770	12,973
Current financial assets	13	1,987	3,872
Cash and cash equivalents	18	30,146	34,100
Assets held for sale	3	5	917
Total Current assets		80,538	81,578
Total Assets		195,153	207,607
Equity and liabilities
Equity	28
Equity attributable to owners of the parent		53,551	81,692
Non-controlling interests		450	423
Total Equity		54,001	82,115
Liabilities
Long-term debt	22	31,826	25,028
Other non-current financial liabilities	17	7	15
Other non-current liabilities	24	5,475	5,980
Non-current provisions	21	18,596	8,860
Employee benefits liabilities	20	4,795	5,441
Non-current tax liabilities		420	475
Deferred tax liabilities	7	1,294	4,507
Total Non-current liabilities		62,413	50,306
Short-term debt and current portion of long-term debt	22	14,121	12,199
Current provisions	21	14,317	14,220
Employee benefit liabilities	20	517	583
Trade payables	23	29,999	29,684
Current tax liabilities		491	475
Other liabilities	24	19,265	17,558
Other current financial liabilities	17	29	9
Liabilities held for sale	3	—	458
Total Current liabilities		78,739	75,186
Total Equity and liabilities		195,153	207,607
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES - CONSOLIDATED STATEMENT OF CASH FLOWS

		Years ended December 31,
(€ million)	Note	2025	2024(1)	2023(1)
Profit/(loss) before taxes		(26,605)	4,032	22,418
Adjustments for non-cash items and other:	31
depreciation and amortization		6,981	7,226	7,549
(gains)/losses on disposals		1,757	(32)	(195)
share of the (profit)/loss of equity method investees		1,271	46	(468)
other non-cash items		10,797	1,927	720
Change in provisions and employee benefits liabilities	31	11,330	1,779	2,460
Net change in receivables related to financial services activities	31	(4,867)	(3,455)	(3,586)
Change in carrying amount of leased vehicles(2)		(5,379)	(3,885)	(1,747)
Dividends received		276	335	312
Income tax received/(paid), net		(204)	(2,792)	(2,649)
Changes in working capital	15	(7)	(3,646)	(6,860)
Net cash from/(used in) operating activities		(4,650)	1,535	17,954
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies		485	261	1,457
Acquisitions of consolidated subsidiaries and equity method and other investments		(425)	(1,652)	(3,885)
Proceeds from disposals of property, plant and equipment and intangible assets		229	365	533
Investments in property, plant and equipment and intangible assets		(7,987)	(11,060)	(10,193)
Change in amounts payable on property, plant and equipment and intangible assets		(1,155)	223	1,068
Changes in loans to joint ventures and associates		91	(696)	(248)
Change in securities		2,856	2,422	(2,754)
Other changes		9	32	(193)
Net cash from/(used in) investing activities		(5,897)	(10,105)	(14,215)
Distributions paid:
to Stellantis shareholders		(1,959)	(4,651)	(4,208)
to non-controlling shareholders of subsidiaries		(5)	(10)	—
Proceeds from issuance of shares		49	104	92
(Purchases)/sales of treasury shares		—	(3,000)	(2,434)
Changes in short-term debt and other financial assets and liabilities	31	451	1,575	1,273
Gross outflows in repayments of long-term debt	31	(5,156)	(8,471)	(4,382)
Proceeds from issuances of long-term debt	31	14,194	13,115	4,168
Other changes		—	(5)	(10)
Net cash from/(used in) financing activities		7,574	(1,343)	(5,501)
Effect of changes in exchange rates		(1,278)	410	(836)
(Increase)/decrease in cash and cash equivalents included in asset held for sale		297	(66)	(166)
Increase/(decrease) in cash and cash equivalents		(3,954)	(9,569)	(2,764)
Net cash and cash equivalents at beginning of the period		34,100	43,669	46,433
Net cash and cash equivalents at end of the period	18	30,146	34,100	43,669
(1) Certain line items in prior periods have been reclassified to enhance the consistency and comparability of the financial disclosures.
Refer to Note 1, Basis of presentation for additional information
(2) The change in the carrying amount of leased vehicles includes cash flows related to Assets sold with a buy-back commitment, assets subject to operating leases recognized under Property, plant and equipment and Payables for buy-back agreements recognized under
Other liabilities. This includes depreciation, impairment losses, and write-offs of leased vehicles
The accompanying notes are an integral part of the Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES - CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Owners of the parent
(€ million)	Share capital(1)	Treasury shares	Retained earnings and other reserves(1)	Cash flow hedge reserve	Remeasure ment of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non- controlling interests	Total Equity
At January 1, 2023	32	(923)	66,783	(169)	9	3,404	2,966	(103)	71,999	383	72,382
Other comprehensive income	—	—	—	(665)	57	(187)	(1,924)	(219)	(2,938)	(3)	(2,941)
Net profit	—	—	18,596	—	—	—	—	—	18,596	29	18,625
Total Other comprehensive income	—	—	18,596	(665)	57	(187)	(1,924)	(219)	15,658	26	15,684
(Purchases) sales of treasury shares	—	(2,434)	—	—	—	—	—	—	(2,434)	—	(2,434)
Cancellation of treasury shares	(1)	923	(923)	—	—	—	—	—	(1)	—	(1)
Distributions	—	—	(4,208)	—	—	—	—	—	(4,208)	—	(4,208)
Share-based compensation	—	—	295	—	—	—	—	—	295	—	295
Other changes(1)	—	—	383	1	—	—	—	—	384	18	402
At December 31, 2023	31	(2,434)	80,926	(833)	66	3,217	1,042	(322)	81,693	427	82,120
Other comprehensive income	—	—	—	521	8	(88)	1,006	54	1,501	2	1,503
Net profit	—	—	5,473	—	—	—	—	—	5,473	47	5,520
Total Other comprehensive income	—	—	5,473	521	8	(88)	1,006	54	6,974	49	7,023
Capital increase	9	—	(9)	—	—	—	—	—	—	—	—
(Purchases) sales of treasury shares	—	(3,000)	—	—	—	—	—	—	(3,000)	—	(3,000)
Cancellation of treasury shares	(3)	5,149	(5,146)	—	—	—	—	—	—	—	—
Distributions	—	—	(4,651)	—	—	—	—	—	(4,651)	(10)	(4,661)
Share-based compensation	—	—	159	—	—	—	—	—	159	—	159
Other changes(1)	—	—	564	(47)	—	—	—	—	517	(43)	474
At December 31, 2024	37	(285)	77,316	(359)	74	3,129	2,048	(268)	81,692	423	82,115
Other comprehensive income	—	—	—	475	(10)	313	(4,537)	(323)	(4,082)	(13)	(4,095)
Net loss	—	—	(22,368)	—	—	—	—	—	(22,368)	36	(22,332)
Total Other comprehensive income	—	—	(22,368)	475	(10)	313	(4,537)	(323)	(26,450)	23	(26,427)
Distributions	—	—	(1,959)	—	—	—	—	—	(1,959)	(5)	(1,964)
Share-based compensation	—	—	133	—	—	—	—	—	133	—	133
Other changes(1)	—	—	145	(10)	—	—	—	—	135	9	144
At December 31, 2025	37	(285)	53,267	106	64	3,442	(2,489)	(591)	53,551	450	54,001
(1) Includes:
•deferred hedging gains/(losses) transferred to inventory, net of tax of €(10) million (€(47) million at December 31, 2024 and €1 million at
December 31, 2023); and
•the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine
Peso, from July 1, 2018 of €196 million at December 31, 2025, €454 million at December 31, 2024 and €323 million at December 31,
2023.
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
Stellantis is engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, mobility services and financial services activities relating to dealer and customer financing as well as vehicle leasing and rental. In addition, Stellantis is involved in certain other activities, including independent after-market parts and service businesses and software and data businesses.
Unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to “FCA”, and “FCA Group” mean Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require. References to “PSA” and “Groupe PSA” mean Peugeot
S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
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
“U.S.$” and “$” refer to the currency of the United States of America (“U.S.”). Unless otherwise stated, all amounts are given in millions of euros (€ million).

2.	Basis of preparation
Authorization of Consolidated Financial Statements and compliance with International Financial
Reporting Standards
The Consolidated Financial Statements, together with the notes thereto, of Stellantis as of and for the year ended
December 31, 2025 (the “Consolidated Financial Statements”) were authorized for issuance by the Stellantis
Board of Directors on February 26, 2026 and have been prepared in accordance with the International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as
IFRS as adopted by the European Union. There is no effect on these Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation “IFRS” includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS
Interpretations Committee (“IFRIC”).

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
Strategic plan undergoing reassessment
In 2022, Stellantis introduced its Dare Forward strategic plan, establishing long-term electrification targets of 100 percent EV sales in Europe and 50 percent in the United States by 2030. Over the subsequent years, the
Company focused on expansion of its electric vehicle capabilities while continuing to offer a broad range of hybrid and internal combustion engine solutions to meet diverse customer needs.
Following the leadership transition in mid-2025, newly appointed executive leadership initiated and is overseeing a comprehensive reassessment of the Company’s long-term strategy, including its climate transition roadmap.
This reassessment forms part of a broader reset of the business and is being conducted in preparation for the communication of a new strategic plan. This review encompasses major programs and product plans with the objective of realigning the Company’s strategy, portfolio and investment priorities with real-world customer preferences, market demand and evolving regulatory frameworks, while also addressing the effects of prior operational and execution challenges, targeting to re-establish the conditions for sustainable, profitable growth.
The strategic reassessment reflects a revised view on the expected pace of the energy transition in certain markets, informed by customer purchasing behavior, affordability considerations, infrastructure readiness and incentive frameworks. While the Company remains committed to the development of electrified powertrains, including BEVs, the review emphasizes a demand-led approach to adoption and the importance of maintaining flexibility across powertrain technologies.
Separately, the Company experienced commercial and operational headwinds in its key European and U.S.
markets during 2024 and the first half of 2025, including quality related challenges associated with new platforms and powertrains and broader inflationary cost pressures. These factors further reinforced the need for the strategic reassessment undertaken by the new executive leadership.
The updated strategy will be communicated at the Investor Day in May 2026.
As a result of the strategic reassessment and business reset led by the new management team, the Company recognized significant charges during the year ended December 31, 2025. These charges primarily relate to impairments of vehicle platforms, product plan realignments and associated costs, costs related to resizing of the EV supply chain, and the discontinuation of the hydrogen fuel cell development program. These items reflect the cost of aligning the Company’s product plans, manufacturing footprint and investment profile with revised strategic priorities and market demand. The nature and financial impact of these charges, which were all excluded from Adjusted Operating Income (“AOI”), are detailed below. The accounting for these charges also required the use of estimates and application of critical judgment.

2025	Cost of Revenues	Research and development costs	Gains/ (losses) on disposal of investments	Share of the profit/(loss) of equity method investees	Total
(€ million)
Platform impairments	2,730	3,853	—	—	6,583
Costs related to product plan realignments and program cancellations	6,989	2,083	—	—	9,072
Battery JVs	—	—	1,571	483	2,054
Hydrogen fuel cell program discontinuation	338	286	—	470	1,094
Total	10,057	6,222	1,571	953	18,803
Platform impairments
As part of the strategic reassessment, the Company revised its volume and profitability projections, including the cancellation of certain vehicle programs. As a result, indicators of impairment were identified for several vehicle platform cash generating units (“CGUs”), and impairment tests were performed, as further described in
Impairment of long-lived assets.
Based on the results of these impairment tests, for the year ended December 31, 2025, the Company recognized total impairment charges of €6.6 billion, comprising:
•€2.7 billion recognized within Cost of revenues, relating to property, plant and equipment, primarily tooling;
and
•€3.9 billion recognized within Research and development costs, primarily relating to the write off of capitalized development expenditures.
The impairment charges were recognized in North America (€5.7 billion), Maserati (€0.6 billion) and Enlarged
Europe (€0.3 billion).
Costs related to product plan realignments and program cancellations
As part of the strategic reassessment, the Company cancelled certain future products that were not expected to achieve profitable scale, including the previously planned Ram 1500 BEV, reflecting alignment with customer demand and changes in the U.S. regulatory framework.
As a result, the Company recognized asset write offs and other costs related to product plan realignments and program cancellations.
For the year ended December 31, 2025, product plan realignments and program cancellations resulted in total charges of €9.1 billion, comprising:
•€7.0 billion recognized within Cost of revenues; and
•€2.1 billion recognized within Research and development costs
These charges were recognized in North America (€6.5 billion), Enlarged Europe (€2.2 billion) and South
America (€0.3 billion).

EV supply chain
During the year ended December 31, 2025, the Company recognized charges of €2.1 billion in connection with actions taken to rationalize battery manufacturing capacity, comprising the following:
•€1.6 billion recognized within Gains/(losses) on disposal of investments, relating to the decision to exit the
Company’s battery joint venture with LG Energy Solution, NextStar Energy Inc. (“NextStar”). As a result, the investment was classified as held for sale and remeasured to fair value less costs to sell, resulting in a full write down of the investment (€0.9 billion). In addition, a €0.7 billion liability was accrued in respect of obligations arising from the exit of the joint venture. These charges were recognized within North America; and
•€0.5 billion recognized within Share of profit/(loss) of equity method investments, relating to a full impairment of the Company’s investment in the Automotive Cells Company SE (“ACC”) battery joint venture and the impairment of the majority of the shareholder loans provided by the Company to ACC. These charges were recognized within Enlarged Europe. The full impairment of ACC is due to the revised view of the pace of energy transition in Enlarged Europe.
Hydrogen fuel cell program discontinuation
During the year ended December 31, 2025, the Company concluded that, due to the limited availability of hydrogen refueling infrastructure, high capital requirements and the need for stronger consumer purchasing incentives, the adoption of hydrogen powered light commercial vehicles is not expected before the end of the decade. Accordingly, in July 2025, the Company announced the decision to discontinue its hydrogen fuel cell technology development program.
As a result of this decision, the Company recognized total charges of €1.1 billion, comprising:
•€0.5 billion recognized within Share of profit/(loss) of equity method investments, relating to a full write down of the investment in Symbio, a joint venture focused on hydrogen fuel cell technology, and the impairment of loans granted to the joint venture;
•€0.3 billion recognized within Cost of revenues, relating to the write off of fuel cell related property, plant and equipment, inventory write downs and other related costs; and
•€0.3 billion recognized within Research and development costs, primarily relating to the write off of fuel cell related capitalized development expenditures.
These charges were recognized within Enlarged Europe.
Climate change
The areas of financial reporting which rely on the use of cash flow projections (such as impairment testing and deferred tax asset recognition assessments) incorporate climate change related estimates and judgments applied by management in the development of the MTP (”Medium Term Plan”), which covers the period from
January 1, 2026 through December 31, 2028.
For further details of impairment testing, refer to: Recoverability of non-current assets with definite useful lives and Recoverability of Goodwill and Intangible assets with indefinite useful lives. For further details of the deferred tax asset recoverability assessment refer to Recoverability of deferred tax assets.

Changes in climate-related assumptions could also impact the estimated useful lives and residual value estimates of property, plant and equipment and intangible assets, as these are based on the period over which the assets are expected to be used by the Company, which could change in response to climate-related assumptions, for example as a result of amendments to the regulatory landscape. Refer to Note 11, Property, plant and equipment and Note 10, Other intangible assets for additional information.
As described in Note 19, Share-based compensation, certain of the long-term equity incentive plans vest upon the achievement of certain nameplate electrification targets. The Company accrues the share-based payment expense on the basis of the progress towards achieving the MTP (i.e. periodically an evaluation is performed to determine the best estimate for how much may vest). In the event that the Company does not expect to achieve the electrification targets, certain of the amounts accrued in relation to these awards may need to be reversed.
The Company accrues provisions for costs related to regulatory emission compliance requirements. Such provisions are accrued at the time the vehicle is sold, if it is concluded that it is more likely than not that the
Company will have to settle the obligation. The Company performs the recognition assessment based on its most recent projections which reflect the climate-related assumptions. The provision accrued is the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits expected to be used in settlement plus the amount, if any, of the fine expected to be paid in cash per unit. In instances where there are changes to regulatory emission schemes, the impacts are accounted for in the period of the change. Such provisions are included within Note 21, Provisions, for additional information.
Consolidated Statement of Cash Flows
The Company has reclassified certain items in the Consolidated Statement of Cash Flows. These reclassifications were made to enhance the consistency and comparability of the financial disclosures. These changes are considered to be changes in accounting policy, in accordance with IAS 8. The reclassifications are as follows:
•As the loans and receivables of our financial services activities are growing and as we consider these activities to be part of our principal revenue-producing activities, the net change in receivables related to financial services activities was reclassified from Net cash from/(used in) investing activities to Net cash from/(used in)
operating activities;
•Changes in securities have been reclassified from Net cash from/(used in) financing activities to Net cash from/(used in) investing activities; and
•Certain financial receivables related to factoring transactions that qualify for derecognition of the trade receivable have been reclassified from Net cash from/(used in) financing activities to Net cash from/(used in)
operating activities to the line Changes in working capital.
The following changes improve the structure and content of the Consolidated Statement of Cash Flows by integrating information previously reported as disclosure notes:
•The change in long-term debt, which was previously presented net on the Statement of Cash Flows, will be presented in separate lines presenting gross inflows in Proceeds from issuances of long-term debt and gross outflows in Repayments of long-term debt; and
•The Company has moved the disclosures of the cash flows related to dividends received and income taxes paid to the face of the Statement of Cash Flows. This information was previously disclosed in Note 31,
Explanatory notes to the Consolidated Statement of Cash Flows in the Consolidated Financial Statements at
December 31, 2024.

	Year ended December 31, 2024
(€ million)	As previously reported	Reclassifications	As reclassified
Net profit/(loss)	5,520	(5,520)	—
Profit/(loss) before taxes	—	4,032	4,032
Adjustments for non-cash items and other:
depreciation and amortization	7,226	—	7,226
(gains)/losses on disposals	(32)	—	(32)
change in deferred taxes	(2,921)	2,921	—
share of the profit/(loss) of equity method investees	381	(335)	46
other non-cash items	1,927	—	1,927
Change in provisions and employee benefits liabilities	1,779	—	1,779
Net change in receivables related to financial services activities	—	(3,455)	(3,455)
Change in carrying amount of leased vehicles	(3,885)	—	(3,885)
Dividends received	—	335	335
Income tax received/(paid), net	—	(2,792)	(2,792)
Changes in working capital	(5,987)	2,341	(3,646)
Net cash from/(used in) operating activities	4,008	(2,473)	1,535
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	261	—	261
Acquisitions of consolidated subsidiaries and equity method investments	(1,652)	—	(1,652)
Proceeds from disposals of property, plant and equipment and intangible assets	365	—	365
Investments in property, plant and equipment and intangible assets	(11,060)	—	(11,060)
Change in amounts payable on property, plant and equipment and intangible assets	223	—	223
Changes in loans to joint ventures and associates	(4,151)	3,455	(696)
Change in securities	—	2,422	2,422
Other changes	32	—	32
Net cash from/(used in) investing activities	(15,982)	5,877	(10,105)
Distributions paid:
to Stellantis shareholders	(4,651)	—	(4,651)
to non-controlling shareholders of subsidiaries	(10)	—	(10)
Proceeds from issuance of shares	104	—	104
(Purchases)/sales of treasury shares	(3,000)	—	(3,000)
Changes in short-term debt and other financial assets and liabilities	2,557	(982)	1,575
Changes in long-term debt	4,644	(4,644)	—
Gross outflows in repayments of long-term debt	—	(8,471)	(8,471)
Proceeds from issuances of long-term debt	—	13,115	13,115
Change in securities	2,422	(2,422)	—
Other changes	(5)	—	(5)
Net cash from/(used in) financing activities	2,061	(3,404)	(1,343)
Effect of changes in exchange rates	410	—	410
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(66)	—	(66)
Increase/(decrease) in cash and cash equivalents	(9,569)	—	(9,569)
Net cash and cash equivalents at beginning of the period	43,669	—	43,669
Net cash and cash equivalents at end of the period	34,100	—	34,100

	Year ended December 31, 2023
(€ million)	As previously reported	Reclassifications	As reclassified
Net profit/(loss)	18,625	(18,625)	—
Profit/(loss) before taxes	—	22,418	22,418
Adjustments for non-cash items and other:
depreciation and amortization	7,549	—	7,549
(gains)/losses on disposals	(195)	—	(195)
change in deferred taxes	701	(701)	—
share of the profit/(loss) of equity method investees	(156)	(312)	(468)
other non-cash items	720	—	720
Change in provisions and employee benefits liabilities	2,460	—	2,460
Net change in receivables related to financial services activities	—	(3,586)	(3,586)
Change in carrying amount of leased vehicles	(1,747)	—	(1,747)
Dividends received	—	312	312
Income tax received/(paid), net	—	(2,649)	(2,649)
Changes in working capital	(5,472)	(1,388)	(6,860)
Net cash from/(used in) operating activities	22,485	(4,531)	17,954
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	1,457	—	1,457
Acquisitions of consolidated subsidiaries and equity method investments	(3,885)	—	(3,885)
Proceeds from disposals of property, plant and equipment and intangible assets	533	—	533
Investments in property, plant and equipment and intangible assets	(10,193)	—	(10,193)
Change in amounts payable on property, plant and equipment and intangible assets	1,068	—	1,068
Changes in loans to joint ventures and associates	(3,834)	3,586	(248)
Change in securities	—	(2,754)	(2,754)
Other changes	(193)	—	(193)
Net cash from/(used in) investing activities	(15,047)	832	(14,215)
Distributions paid:		—	—
to Stellantis shareholders	(4,208)	—	(4,208)
to non-controlling shareholders of subsidiaries	—	—	—
Proceeds from issuance of shares	92	—	92
(Purchases)/sales of treasury shares	(2,434)	—	(2,434)
Changes in short-term debt and other financial assets and liabilities	328	945	1,273
Changes in long-term debt	(214)	214	—
Gross outflows in repayments of long-term debt	—	(4,382)	(4,382)
Proceeds from issuances of long-term debt	—	4,168	4,168
Change in securities	(2,754)	2,754	—
Other changes	(10)	—	(10)
Net cash from/(used in) financing activities	(9,200)	3,699	(5,501)
Effect of changes in exchange rates	(836)	—	(836)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(166)	—	(166)
Increase/(decrease) in cash and cash equivalents	(2,764)	—	(2,764)
Net cash and cash equivalents at beginning of the period	46,433	—	46,433
Net cash and cash equivalents at end of the period	43,669	—	43,669

Material accounting policies
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Company has control. Control is achieved when the Company (i) has power over the investee; (ii) is exposed to, or has rights to, variable returns from its involvement with the investee and (iii) has the ability to use its power over the investee to affect the amount of the investor’s returns.
Subsidiaries are consolidated on a line-by-line basis from the date which control is achieved by the Company.
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
Subsidiaries are deconsolidated from the date on which control ceases. When the Company ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary, if any, and recognizes the fair value of any consideration received from the transaction. Any gain or loss is recognized in the Consolidated Income Statement. Any retained interest in the former subsidiary is then remeasured to its fair value.
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
For the years ended December 31, 2025, 2024 and 2023 the Company did not have any discontinued
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

The principal exchange rates used to translate other currencies into Euro were as follows:

	2025		2024		2023
	Average	At December 31	Average	At December 31	Average	At December 31
U.S. Dollar (USD)	1.130	1.175	1.082	1.039	1.081	1.105
Canadian Dollar (CAD)	1.578	1.609	1.482	1.495	1.460	1.464
Mexican Peso (MXN)	21.675	21.118	19.806	21.550	19.193	18.723
Pound Sterling (GBP)	0.857	0.873	0.847	0.829	0.870	0.869
Polish Zloty (PLN)	4.241	4.227	4.306	4.273	4.544	4.348
Swiss Franc (CHF)	0.937	0.931	0.953	0.941	0.972	0.926
Turkish Lira (TRY)(1)	n.a.	50.331	n.a.	36.769	n.a.	32.603
Brazilian Real (BRL)	6.309	6.469	5.828	6.435	5.401	5.350
Argentine Peso (ARS)(2)	n.a.	1707.560	n.a.	1071.106	n.a.	893.404
Chinese Renminbi (CNY)	8.116	8.226	7.786	7.583	7.657	7.851
Japanese Yen (JPY)	168.976	184.090	163.844	163.060	151.854	156.330
n.a. = not applicable
(1) From April 1, 2022, Türkiye’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the
Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
(2) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the
Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
Intangible assets
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
Development expenditures
Development expenditures for vehicle production and related components, engines and production systems are recognized as an asset if all of the following conditions within IAS 38 – Intangible assets are met: (i) development expenditures can be measured reliably, (ii) technical feasibility of the product, projected volumes and pricing support the view that the development expenditure will generate future economic benefits and (iii) the intention to complete the intangible asset as well as the availability of adequate technical, financial and other resources for this purpose. Capitalized development expenditures include all costs that are directly attributed to the development process. All other development expenditures are expensed as incurred.

Capitalized development expenditures are amortized on a straight-line basis from when the related asset is available for use, generally from the beginning of production, over the expected life cycle of the models
(generally 5-9 years) or propulsion systems (generally 10-12 years) developed.
The useful lives of capitalized development expenditures are reviewed at least annually, or more frequently if facts and circumstances indicate that there could be a change from the previous assessment. Changes in useful lives are accounted for as a change in accounting estimate prospectively from the date of change. The useful life assessment considers any updates to the Company’s product development strategy (including any climate-
related changes in assumptions), reflecting the Company’s most recently approved plans (including the MTP), which would also reflect any regulatory developments (for example the phasing out of certain technologies).
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
Other intangible assets are amortized on a straight-line basis over their estimated useful lives.
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
Depreciation
During the years ended December 31, 2025, 2024 and 2023, assets were depreciated on a straight-line basis over their estimated useful lives as follows:

Years
Buildings	33 - 40
Plant, machinery and equipment	2 - 25
Other assets - Assets subject to operating leases	1 - 3
Other assets - Other assets	2 - 34

The useful life of property, plant and equipment is reviewed at least annually, or more frequently if facts and circumstances indicate that there could be a change from the previous assessment. Changes in useful lives are accounted for as a change in accounting estimate prospectively from the date of change. The useful life assessment considers any updates to the Company’s product development strategy (including any climate-
related changes in assumptions), reflecting the Company’s most recently approved plans (including the MTP), which would also reflect any regulatory developments (for example the phasing out of certain technologies).
Refer to the section “Climate change” for additional information.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. Only assets with a construction period of 12 months or longer are considered. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period, less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized in the years ended December 31, 2025 and 2024 was €317 million and €324 million,
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
Right-of-use asset
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-
of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located if required by the lease, less any lease incentives received.
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
Impairment losses, along with any required reversal of a previously recorded impairment loss, are recognized in the Consolidated Income Statement. Refer to the section “Critical judgments and use of estimates” below for
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
Receivables from dealer financing activities are typically generated by shipments of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the Company's financial services companies. These receivables accrue interest, except in most cases during an initial, limited period when they are non-interest bearing. This non-interest bearing period does not apply to U.S. receivables. The contractual terms governing the relationships with the dealer networks vary according to market and payment terms, which generally range from one to 21 months.
In addition, the Company generates receivables from financing activities related to installment sales contracts and loans as a component of the portfolio of the Company’s financial services companies, originated through its automobile dealer relationships and directly with consumers. The Company primarily used warehouse credit facilities with financial institutions and asset-backed facilities to fund its origination activities. When sufficient volume is originated, the Company will complete an on-balance sheet securitization and issue term notes, thereby freeing up capacity in the warehouse credit facilities.

In our securitizations, we transfer receivables from financing activities to securitization trusts (“Trusts”), which issue one or more classes of asset-backed securities. These asset-backed securities are then sold to investors.
These Trusts are included in our consolidated financial statements, but they are separate legal entities. The assets held by these Trusts are legally owned by the Trusts and are not available to the Company’s creditors or creditors of our other Trusts. When the securitized assets are transferred to a Trust, we make certain representations and warranties regarding the securitized assets. These representations and warranties relate to specific aspects of the securitized assets, such as origination, obligors, accuracy, and security interest, but not the underlying performance of the securitized asset. If a breach were to occur related to one or more of these representations that materially affects the noteholders’ interest, we would be obligated to repurchase the securitized assets.
The transfers of assets in the Company’s securitization transactions do not qualify for derecognition. The
Company accounts for all securitization transactions as if they were secured financing and therefore the assets, liabilities, and related activity of these transactions are consolidated in the Company’s financial statements. As the securitized receivables amortize, finance charge collections are passed through to the investors at a specified rate for the life of the securitization and an interest in collections exceeding the specified rate is retained by the Company. The majority of these securitization transactions are within Stellantis Financial Services
US Corp (“SFS U.S.”).
The Company classifies financial liabilities that arise from supplier finance arrangements within Trade payables in the Consolidated Statement of Financial Position if they have a similar nature and function to trade payables.
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
(3) On initial recognition, the Company could irrevocably designate a financial asset at FVPL that otherwise met the requirements to be measured at amortized cost or at FVOCI if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise
Factors considered by the Company in determining the business model for a group of financial assets include:

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
Impairment of financial assets
The Company’s credit risk differs in relation to the type of activity. In particular, receivables from financing activities, such as dealer and retail financing that are carried out through the Company’s financial services companies, are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, whereas trade receivables arising from the sale of vehicles and spare parts, are mostly exposed to the direct risk of counterparty default. These risks are mitigated by different kinds of security received and the fact that collection exposure is spread across a large number of counterparties.
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
Defined benefit plans
The Company’s net obligations are determined separately for each defined benefit plan by estimating the present value of future benefits that employees have earned and deducting the fair value of any plan assets. The present value of defined benefit obligations is measured using actuarial techniques and actuarial assumptions that are unbiased, mutually compatible and attribute benefits to periods in which the obligation to provide post-
employment benefits arise by using the Projected Unit Credit Method. Plan assets are recognized and measured at fair value.
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
For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Refer to Note 19, Share-based compensation, for additional information.
Share-based compensation expense is recognized within Selling, general and other costs within the
Consolidated Income Statement, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-settled transactions at each reporting date using the graded vesting method and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense, or credit, in the Consolidated Income Statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
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
The cost of incentives, if any, is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. Refer to the section Critical judgments and use of estimates - Sales incentives for additional information.
New vehicle sales with residual value guarantees provided by the Company are recognized as revenue when control of the vehicle transfers to the customer, except in situations where the Company issues a put option for which there is a significant economic incentive to exercise, as discussed below. Upon recognition of the vehicle revenue, the Company establishes a liability equal to the estimated amount of any residual value guarantee.
For the vehicle sales where the contract includes a put option whereby the customer may require the Company to repurchase the vehicles, the Company assesses whether a significant economic incentive exists for the customer to exercise its put option:

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
Other services provided
Other revenues from services provided are primarily comprised of maintenance plans, extended warranties, and connectivity services, and are recognized over the contract period in proportion to the costs expected to be incurred based on the Company’s historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with these services are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Company had €258 million of deferred costs related to these services at December 31, 2025 (€320 million at December 31, 2024) and recognized €121 million of amortization expense during the year ended December 31, 2025 (€106 million and €98 million during the year ended
December 31, 2024 and 2023, respectively).
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
The Company (primarily in North America through SFS U.S.) also offers vehicles under operating leases as a lessor to customers. The vehicles leased to customers under operating leases are recorded within Property, plant and equipment.

Third party estimates are utilized in conjunction with proprietary modelling to develop expected residual values for the vehicles accounted for as an operating lease. Changes in estimated residual value result in increases or decreases in depreciation expenses over the remaining term of the lease. Expected residual values are analyzed quarterly and depreciation rates are adjusted accordingly. Factors that influence the expected residual value are not limited to but include macro-economic factors such as fuel prices, industry supply and demand, manufacturer’s incentive programs, model changes or redesigns, regulatory developments, and recent wholesale market performance. The Company records gains and losses upon the disposal of a leased vehicle by comparing the net proceeds at disposition to the carrying value of the lease at disposal.
As the Company expects the proportion of assets sold with a buy-back commitment to increasingly comprise of
LEVs, estimating the residual values has become more complex. Residual values for LEVs are subject to greater uncertainty than for ICE vehicles, due to limited historical resale data and rapid technological developments, particularly in battery chemistry and driving range. These additional uncertainties are reflected in the Company’s residual value assumptions for LEVs which generally result in higher depreciation rates compared with ICE vehicles.
Interest income of financial services activities
Interest income, which is primarily generated from the Company by providing dealer and retail financing, is recognized using the effective interest method.
Cost of revenues
Cost of revenues comprises expenses incurred in the manufacturing and distribution of vehicles and parts.
Historically the most significant element is the cost of materials and components and the remaining costs included labor (consisting of direct and indirect wages), transportation costs, depreciation of property, plant and equipment and amortization of other intangible assets relating to production. In 2025, a strategic reassessment and business reset led by the new management team resulted in the Company recognizing significant charges during the year ended December 31, 2025. These charges primarily relate to impairments of vehicle platforms, product plan realignments and associated costs, costs related to resizing of the EV supply chain, and the discontinuation of the hydrogen fuel cell development program. Refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment. In addition, expenses which are directly attributable to the consolidated financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of revenues (€2,060 million, €997 million and €563 million for the years ended December 31, 2025, 2024 and 2023, respectively). Cost of revenues also included
€358 million, €179 million and €82 million related to the decrease in value for assets sold with buy-back commitments for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, estimated costs related to product warranty and recall campaigns are recorded within Cost of revenues (refer to the section
Critical judgments and use of estimates below for further information).
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
Government grants related to income are generally recognized as a reduction of the expense they are intended to offset.
A below-market rate of interest loan provided by a government or governmental authority is treated as a government grant. The government grant is measured as the difference between the initial carrying amount of the loans (their fair values, including transaction costs) and the proceeds received.
Government grants of €2,634 million, €1,716 million, and €1,665 million were recognized in in 2025, 2024, and
2023, respectively in the Consolidated Income Statement and €220 million and €219 million were deducted from the carrying amount of the related assets in the Consolidated Statement of Financial Position in 2025 and 2024,
respectively. These are mainly related to tax credits for incentivizing investments in specific regions, supporting research and development activities and fostering job creation. In Brazil, certain tax benefits and government grants that have historically favorably impacted our results are scheduled to expire at the end of 2032.
Amounts reported in the Consolidated Income Statement are presented within the respective line item that best reflects the nature of the tax benefit or government grant and are primarily included in Net revenues and
Research and development costs, while Consolidated Statement of Financial Position amounts are reflected as deductions from the cost of the respective assets and recognized in Property, Plant and Equipment and
Intangible assets.
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

Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Company monitors unrecognized deferred tax assets at each reporting date and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Refer to the section Critical judgments and use of estimates - Recoverability of deferred tax assets for additional information.
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
Critical judgments and use of estimates
The Consolidated Financial Statements are prepared in accordance with IFRS which requires the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on management's best judgment of elements that were known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant. The following items discussed in this section are topics which we consider to have sources of estimation uncertainties that may have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next 12 months.
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
Employee Benefits
The Company provides post-employment benefits for certain of its active employees and retirees, which vary according to the legal, fiscal and economic conditions of each country in which the Company operates and may change periodically. The plans are classified by the Company on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans and other post-employment benefits.
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

Pension plans
The Company sponsors defined benefit pension plans primarily in the U.S., Canada, the UK and Germany, the majority of which were funded. In the U.S. and Canada, pension plans cover certain hourly and salaried employees which provide benefits based on a fixed rate for each year of service. Additionally in the U.S. and
Canada, benefits are provided to certain salaried employees which provide benefits based on a fixed rate base and final average salary. Plans in the UK provide benefits based on final pensionable salary. The main plan in
Germany provides benefits based on contributions multiplied with predefined age factor.
The Company’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Company estimates the present value of the projected future payments to all participants by taking into consideration parameters of a financial nature such as discount rates, the rate of salary increases and the likelihood of potential future events estimated by using demographic assumptions, which may have an effect on the amount and timing of future payments, such as mortality, dismissal and retirement rates, which are developed to reflect actual and projected plan experience. Mortality rates are developed using Stellantis plan-specific populations where appropriate as well as recent mortality information published by recognized experts in this field such as the U.S. Society of Actuaries and the Canadian Institute of Actuaries and other data where appropriate to reflect actual and projected plan experience. Comparable country specific sources and methods are used for all other countries. The expected amount and timing of contributions are based on an assessment of minimum funding requirements. From time to time, contributions are made beyond those that are legally required.
When the net pension obligation is a potential asset, the recognized amount is limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling). The economic benefit available to us from a reduction in future contributions is equal to the difference between the present value of the employer current service cost, including expenses and the present value of the projected employer minimum funding current service requirements.
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
The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the defined benefit obligation for the defined benefit plans were 5.21 percent and 5.25 percent at December 31, 2025 and 2024, respectively.

At December 31, 2025, the effect on the defined benefit obligation of a decrease or increase in the discount rate, holding all other assumptions constant, is as follows:

(€ million)	Effect on pension benefit obligation increase/(decrease) in Net liability	Germany and France	UK	U.S. and Canada	Other
25 basis point decrease in discount rate	511	90	42	373	6
25 basis point increase in discount rate	(489)	(85)	(40)	(358)	(6)
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

At December 31, 2025, the effect of a decrease or increase in the key assumptions affecting the health care and life insurance plans, holding all other assumptions constant, is shown below:

(€ million)	Effect on health care, life insurance and OPEB obligation
25 basis point decrease in discount rate	59
25 basis point increase in discount rate	(57)
100 basis point decrease in health care cost trend rate	(13)
100 basis point increase in health care cost trend rate	15
Refer to Note 20, Employee benefits liabilities, for additional information on the Company’s OPEB liabilities.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development expenditures primarily related to the North America and Enlarged Europe segments. The recoverability of non-current assets with definite useful lives is based on the estimated future cash flows, using the Company’s MTP of the CGUs to which the assets relate. The lowest level of asset groups that generate largely independent cash flows is the vehicle platform level, which is considered the CGU for impairment testing.
The MTP represents the Company’s most recent approved business plan, which reflects its production plan based on the latest interpretation of the changing geo-political and economic circumstances and is developed using the Company’s climate-related assumptions and targets. Refer to the section “Climate change” for additional information. As relevant circumstances change, the Company expects to adjust its product plans which may result in changes to the expected use of certain of the Company’s vehicle platforms and propulsion systems.
These uncertainties may result in either impairments of, or reductions to the expected useful lives of, platforms and propulsion systems, or both. Any change in recoverability would be accounted for at the time such change to the business plan occurs. For the years ended December 31, 2025, 2024 and 2023, the impairment tests performed compared the carrying amount of the assets included in the respective CGUs to their value-in-use.
The value-in-use of the CGUs is determined using a discounted cash flow methodology based on estimated pre-
tax future cash flows attributable to the CGUs and a pre-tax discount rate, which ranges from 9.5 percent to 19.0 percent, reflecting a current market assessment of the time value of money and the risks specific to the CGUs.
As a result, impairment charges, totaling €6,005 million were recognized on platforms used for North America,
Enlarged Europe and Maserati primarily due to significantly reduced volume and profitability resulting from the strategic plan update, in addition to the €578 million impairment recognized on platforms used for Maserati and
Alfa Romeo vehicles as a result of the impairment test performed during the first half of 2025. Refer to Note
2, Basis of preparation - Strategic plan undergoing reassessment.

In addition to the impairments discussed above, during the year ended December 31, 2025, Stellantis recognized impairments of €3,498 million. These impairments were driven primarily by €609 million of purchased credits which are no longer expected to be utilized due to the elimination of corporate average fuel economy
(“CAFE”) penalty rate (refer to Note 10, Other intangible assets for additional information), €341 million of the discontinuation of Stellantis’ hydrogen fuel cell technology development program due to limited availability of hydrogen refueling infrastructure, high capital requirements, and the need for stronger consumer purchasing incentives, and €2,548 million driven primarily by cancellation of select product initiatives due to changes to our strategic and product plans, mainly in North America and Enlarged Europe. Refer to Note 2, Basis of preparation
- Strategic plan undergoing reassessment for additional information.
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
Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments or other CGUs which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands, capitalized development expenditures, working capital and reserves) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value-in-use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Company primarily relate to the merger with FCA. Goodwill from the merger with FCA is allocated to the North America, South America, India and Asia Pacific and Enlarged Europe operating segments.
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
•The expected future cash flows cover the period from October 1, 2025 through December 31, 2028. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the Company’s initiatives for the period covered by the projections. These cash flows relate to the respective CGUs in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered;

•The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporated a long-term growth rate assumption of 1.9 percent to 2.2 percent. The growth rate per region is determined by reference to the risk free rate and the rate of inflation considered in the regional discount rate. The long-term AOI margins are set considering the Company’s long-
term projections for each of the CGUs;
•The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows; and
•Pre-tax cash flows are discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) discount rate applied ranged from 9.5 percent to 19 percent.
The values estimated as described above are determined to be in excess of the carrying amount for each operating segment or other CGUs to which Goodwill is allocated, except for the Free2Move business, which is allocated to the Other Activities, where the carrying amount was determined to be in excess of the recoverable amount as a result of decreases in projected cash flows. As such, an impairment loss of €164 million was recognized, comprising of €94 million related to Goodwill, €70 million related to Property, plant and equipment and Intangible assets. No other impairments of goodwill and intangible assets with indefinite useful lives were recognized for the year ended December 31, 2025. However, the projected future cash flows of India & Asia
Pacific, Maserati and Financial Services CGUs are sensitive to certain assumptions, primarily the projected margins for the terminal period and the discount rate, such that a reduction of less than 1 percentage point in the long-term profit margin applied for the terminal period or an increase of less than 1 percentage point in the discount rate would reduce the value-in-use to its carrying value. The terminal period assumptions consider profit margins ranging from 3 percent to 10 percent. The discount rate used has been determined consistently with the methodology disclosed, reflecting current market conditions and the specific risks associated with the operating segment. The assumptions used are considered reasonable and represent the best estimate of expected conditions in the operating segment.
During the year ended December 31, 2024, the carrying amount of the Maserati segment was determined to be in excess of the recoverable amount as a result of decreases in projected margins. As such, an impairment of
€514 million was recognized. No other impairments of goodwill and intangible assets with indefinite useful lives were recognized for the year ended December 31, 2024.
No impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the years ended December 31, 2023.
Provisions recognized resulting from the product plan realignment and program cancellations
The Company enters into supply arrangements to support its product development, manufacturing and assembly activities. As described in the “Strategic plan undergoing reassessment” the reassessment of the
Company’s strategy in 2025 resulted in the cancellation of certain planned programs and a significant adjustment to forecasted EV volumes. These cancellations and volume adjustments could give rise to disputes with suppliers.
Provisions are recognized when the Company has a present obligation, an outflow of economic resources is probable and a reliable estimate can be made. Determining the amount of these provisions requires judgment, particularly in evaluating the range of potential settlement outcomes. These estimates involve inherent uncertainty and actual outcomes may differ from the amounts recorded. Provisions are reassessed at each reporting date as new information becomes available.
Valuation of interests in joint ventures and associates
The Company has investments that are accounted for under the equity method. Significant judgment may be required in assessing the recoverability of these equity method investments when there is an indicator of impairment. Management assesses the recoverable amounts of equity method investments, and the recoverability of any associated loans, in accordance with IAS 36, IAS 28 and IFRS 5, as appropriate, taking into account revised cash‑flow forecasts, changes in strategic direction, and the viability of each venture’s business plan.
During the twelve months ended December 31, 2025, the Company assessed the classification and recoverability of the equity method investments in the ACC, NextStar and Symbio joint ventures. This included judgment in determining that the investments in NextStar and Symbio met the criteria to be classified as held for sale. These judgments involve inherent uncertainty, and actual outcomes may differ from estimates; carrying amounts are reassessed at each reporting date as new information becomes available.
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
The estimated incentive rates are reviewed monthly and changes to planned rates are adjusted accordingly, thereby impacting Net revenues. As there are a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on Net revenues.
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
During the year ended December 31, 2025, the Company updated its estimation approach for contractual warranties. This change in accounting estimate resulted in additional provisions of €5.4 billion, recognized within
Cost of revenues and as further described in Note 21, Provisions.

Litigation
Various legal proceedings, claims and governmental investigations are pending against the Company on a wide range of topics, including vehicle safety, emissions and fuel economy, competition, tax and securities matters, alleged violations of law, labor, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, batteries, transmissions, engines and fuel systems), in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Company are often derived from complex legal issues that are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. A provision is established in connection with pending or threatened litigation if it is probable there would be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes probable, but the amount cannot be estimated, the matter is disclosed in the notes to the
Consolidated Financial Statements. In addition to recognized provisions, the Company is exposed to contingent liabilities for which the likelihood of an outflow is more than remote but less than probable. These matters do not meet the criteria for recognition under IFRS, but are disclosed in the notes to the Consolidated Financial
Statements. Since these provisions represent estimates, the resolution of some of these matters could require the Company to make payments in excess of the amounts accrued or may require the Company to make payments in an amount or range of amounts that could not be reasonably estimated.
The Company monitors the status of pending legal proceedings and consults with specialists on legal and tax matters on a regular basis. As such, the provisions for the Company’s legal proceedings and litigation may vary as a result of future developments in pending matters. Refer to Note 27, Guarantees granted, commitments and contingent liabilities for additional information.
New standards and amendments effective January 1, 2025
The following new standards and amendments, were adopted by the Company. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
•In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates,
which requires companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

•In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS
9 and IFRS 7). The amendments were issued to help companies better report the financial effects of nature-
dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the “own-use” requirements; permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We have elected to early adopt the amendments to these standards in 2025.
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
•In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which included amendments to the following standards: updated wording regarding hedge accounting in IFRS 1 -
First-time Adoption of IFRS, to address potential confusion from an inconsistency with the hedge accounting requirements of IFRS 9 Financial Instruments; replaced an obsolete reference in IFRS 7 – Financial
Instruments: Disclosures, to IFRS 13 – Fair Value Measurement, and made other minor revisions regarding inconsistencies with IFRS 13; amended IFRS 9 Financial Instruments, to clarify how a lessee accounts for the derecognition of a lease liability and removed a potentially confusing cross reference to the term “transaction price” in IFRS 15 – Revenue from Contracts with Customers, as the term is used elsewhere in IFRS 9 and is not necessarily consistent with the definition in IFRS 15; revised the wording in IFRS 10 - Consolidated Financial
Statements, to addresses a potential confusion arising from an inconsistency between two paragraphs related to an investor determining whether another party is acting on its behalf by aligning the language in both paragraphs; amended IAS 7 – Statement of Cash Flows, to remove a reference to the term “cost method” that is no longer defined in IFRS. The amendments are effective for periods beginning on or after January 1, 2026, with early adoption permitted. We are currently evaluating the impact of adoption;
•In March 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which is intended to give investors more transparent and comparable information about companies’ financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many requirements of IAS 1 unchanged. The standard introduces three defined categories for income and expenses
- operating, investing and financing - to improve the structure of the income statement, and requires all companies to provide new defined subtotals, including operating profit. IFRS 18 also introduces additional disclosure requirements in relation to management-defined performance measures. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The adoption will impact the classification of certain expenses within the Consolidated Income Statement and the classification of certain amounts in the Consolidated Statement of Cash Flows, Additional disclosure will also be included in the notes of our financial statements;

•In May 2024, the IASB issued IFRS 19 - Subsidiaries without Public Accountability: Disclosure, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Subsidiaries using IFRS
Accounting Standards for their own financial statements provide disclosures that maybe disproportionate to the information needs of their users, and this standard provides reduced disclosures which are better suited to the needs of the users of their financial statements. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability and their parent company applies IFRS Accounting Standards in their consolidated financial statements. In August of 2025, the IASB issued amendments to IFRS 19 to reduce disclosure requirements for standards and amendments issued between February 2021 and May 2024, as it originally only covered those standards and amendments issued up to February 2021. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We do not expect the standard to have an impact on the consolidated financial statements; and
•In November 2025, the IASB issued an amendment to IAS 21 - The Effects of Changes in Foreign Exchange
Rates, which clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The narrow-scope amendments aim to improve the usefulness of the resulting information in a cost-effective manner. The amendments are effective for annual periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently evaluating the impact of adoption.

3.	Scope of consolidation
The following table sets forth a list of the principal subsidiaries of the Company, which are grouped by reportable segments, as well as listing of companies within Other activities.

Name	Country	Percentage Interest Held
North America
FCA US LLC	USA	100.00
FCA Canada Inc.	Canada	100.00
Stellantis Mexico, S.A. de C.V.	Mexico	100.00
South America
Stellantis Automoveis Brasil Ltda.	Brazil	100.00
FCA Automobiles Argentina S.A.	Argentina	100.00
Peugeot Citroën Argentina S.A.	Argentina	99.97
Enlarged Europe
Automobiles Peugeot	France	100.00
Stellantis Europe S.p.A.	Italy	100.00
Opel Automobile GmbH	Germany	100.00
Stellantis Auto S.A.S.	France	100.00
Automobiles Citroën	France	100.00
Groupe PSA Italia S.p.A.	Italy	100.00
Stellantis & You France S.A.S.	France	100.00
Stellantis España, S.L.	Spain	99.99
Peugeot Motor Company PLC	United Kingdom	100.00
FCA Germany GmbH	Germany	100.00
Vauxhall Motors Limited	United Kingdom	100.00
Stellantis & You UK Limited	United Kingdom	100.00
Stellantis Belux S.A.	Belgium	100.00
Stellantis & You Italia S.p.A.	Italy	100.00
Peugeot Deutschland GmbH	Germany	100.00
FCA France S.A.S.	France	100.00
Citroën Deutschland GmbH	Germany	100.00
Leapmotor International Business S.p.A.	Italy	51.00
FCA Poland S.p.z.o.o.	Poland	100.00
PCA Slovakia SRO	Slovakia	100.00
Middle East & Africa
Stellantis Production El Djazair S.p.A.	Algeria	51.00
Stellantis Middle East FZE	United Arab Emirates	100.00
Stellantis Maroc S.A.	Morocco	100.00
China and India & Asia Pacific
Stellantis Japan Ltd.	Japan	100.00
Stellantis Asia Pacific Investment Co., Ltd.	People's Rep.of China	100.00
Maserati
Maserati S.p.A.	Italy	100.00
Holdings & Other Companies
Stellantis Financial Services US Corp.	USA	100.00
Stellantis Financiamentos Sociedade de Crédito, Financiamento e Investimento S.A.	Brazil	100.00
Banco Stellantis S.A.	Brazil	100.00
Stellantis Financial Services Europe	France	100.00
GIE PSA Trésorerie	France	100.00
Fiat Chrysler Finance North America, Inc.	USA	100.00
FCA US Insurance Company	USA	100.00
Stellantis International S.A.	Switzerland	100.00
FCA North America Holdings LLC	USA	100.00
Aramis Group	France	60.54

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
FCA Germany GmbH, Stellantis & You Deutschland GmbH, Opel Eisenach GmbH and Free2Move Deutschland
GmbH.
Acquisitions
In April 2025, Stellantis acquired a 20.6 percent equity interest in STM Financial, SAPI de C.V., SOFOM, E.R.,
Grupo Financiero Inbursa (“STM Financial”), a Mexican financial services company, for a total consideration of
€83 million. The investment supports Stellantis’ strategy to strengthen its automotive financing capabilities in
Mexico and aligns with its global objective to expand direct financial services in key markets. The investment is accounted for as an associate using the equity method and is reported in Other activities. STM Financial operated with two share classes and, after a mid‑year redemption of Series A shares held by Inbursa, Stellantis’
ownership increased from 20.6 percent to 23.4 percent of total share capital at December 31, 2025.
In August 2025, Stellantis obtained control of Free2Move eSolutions S.p.A. (“F2MeS”) through a unilateral share subscription as part of a recapitalization, through which Stellantis subscribed to newly issued shares through the conversion of a €31 million shareholder loan and a €29 million cash contribution, which diluted the other shareholder and resulted in Stellantis gaining control. No consideration was transferred to the other shareholder, and the transaction was accounted for as a step acquisition under IFRS 3. F2MeS offers products and solutions for electric vehicle customers such as residential, business and public charging infrastructures.
Prior to obtaining control, Stellantis held approximately 50 percent of F2MeS and accounted for its using the equity method. Accordingly, Stellantis remeasured its previously held interest to fair value at the acquisition date, resulting in no remeasurement gain or loss as the carrying amount was zero due to accumulated losses.
The identifiable assets and liabilities of F2MeS have been recognized on a provisional basis at fair value, resulting in preliminary goodwill of €48 million. F2MeS is reported within the Enlarged Europe segment. The amounts reported above are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3.
In September 2025, Stellantis completed a step acquisition of Auto Avaliar, a leading company specializing in used‑vehicle intelligence using a software-as-a-service solutions for car dealerships operating as marketplace.
Auto Avaliar maintains the largest database of vehicle prices, demand, and market trends and is recognized as a dominant player in its industry. The acquisition was executed to strengthen the Company’s analytical capabilities, expand data‑driven solutions, and support strategic growth objectives in the automotive sector.
Stellantis exercised a call option and paid €54 million to acquire an additional 51.7 percent interest, increasing its ownership from 43.3 percent to 95 percent. Additionally, Stellantis retains a call option to purchase the remaining 5 percent, while the founders have the right to sell.
As the acquisition resulted in control, the previously held equity‑method investment was remeasured to fair value, giving rise to a gain of €35 million, which is reflected in the Consolidated Income Statement under Gains/
(losses) on disposal of investments.
Based on preliminary purchase accounting, the Company has recognized preliminary goodwill of €45 million, intangibles of €54 million which is reported in the South America segment. The amounts reported above are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3.

Disposals
In April 2025, Stellantis completed the sale of its 100 percent interest in Stellantis Otomotiv Pazarlama A.S.
(“Stellantis Türkiye”), a national sales company in Türkiye, to the Company’s joint venture Tofas for a total consideration of €584 million, including variable consideration contingent on future performance. In 2025,
Stellantis recognized a loss on disposal of €246 million, subject to final determination, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal, which is reflected in the Consolidated Income Statement under Gains/(losses) on disposal of investments.
Stellantis Türkiye was previously reported in the Middle East & Africa segment.
During the year ended December 31, 2025, the impact of minor business disposals was not material.
Held for sale
At December 31, 2025, there were various businesses which met the criteria under IFRS 5 to be classified as held for sale with assets of €5 million and liabilities of nil (€917 million of assets and €458 million of liabilities at
December 31, 2024, of which €674 million of assets and €350 million of liabilities related to Stellantis Türkiye, which was sold in April 2025).
At December 31, 2025, our 49 percent interest in NextStar was reclassified as held for sale and remeasured to fair value less costs to sell, resulting in a full write down of the investment. In addition, a liability was accrued in respect of obligations arising from the exit of the joint venture. As a result, €1.6 billion was recognized within
Gains/losses on disposal of investments, and recognized within North America. Refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment for additional information.
Following the Company’s decision to discontinue its hydrogen fuel cell technology program, which resulted in a full write‑down of its investment in Symbio, the Company entered into an agreement with its partners in the
Symbio joint venture. Upon entering into this agreement, management determined that Symbio met the criteria to be classified as held for sale. Symbio was carried at nil as of December 31, 2025.

4.	Net revenues
Net revenues were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Revenues from:
Shipments of vehicles and sales of other goods	146,167	149,544	183,230
Other services provided(1)	4,765	4,422	4,018
Construction contract revenues	—	747	709
Lease installments from assets sold with a buy-back commitment	674	1,046	896
Interest income of financial services activities	1,902	1,119	691
Total Net revenues	153,508	156,878	189,544
(1) Includes income from operating leases arising from our financial services activities of €1,585 million, €701 million, €116 million in 2025,
2024 and 2023, respectively. These are included within Other activities
Net revenues by geographical area were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Net revenues in:
North America(1)	63,888	65,309	88,466
France	15,746	16,363	18,079
Brazil	11,723	13,577	13,742
Italy	10,440	11,166	11,790
Germany	7,956	8,371	10,467
United Kingdom	7,740	8,108	8,380
Türkiye	5,889	5,969	6,187
Spain	4,159	4,286	5,147
Argentina	3,652	1,413	1,524
Belgium	2,259	2,115	2,533
Austria	1,299	1,062	812
Netherlands	1,286	1,513	1,577
Portugal	1,284	1,252	1,335
Poland	1,247	1,166	1,204
Algeria	1,185	1,245	1,079
Morocco	783	609	464
Japan	738	894	1,377
China	382	638	1,141
Other countries	11,852	11,822	14,240
Total Net revenues	153,508	156,878	189,544
(1) Refers to the geographical area and not our North America reporting segment

Net revenues attributed by segment for the years ended December 31, 2025, 2024 and 2023 were as follows:

2025	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	59,674	55,536	9,670	15,732	1,815	676	3,064	146,167
Other services provided	1,288	1,392	38	299	52	50	1,646	4,765
Construction contract revenues	—	—	—	—	—	—	—	—
Revenues from goods and services	60,962	56,928	9,708	16,031	1,867	726	4,710	150,932

Lease installments from assets sold with a buy-back commitment	—	674	—	—	—	—	—	674
Interest income from financial services activities	—	—	—	—	—	—	1,902	1,902
Total Net revenues	60,962	57,602	9,708	16,031	1,867	726	6,612	153,508

2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	62,111	56,282	10,022	15,544	1,930	984	2,671	149,544
Other services provided	1,338	1,516	87	339	61	54	1,027	4,422
Construction contract revenues	—	—	—	—	—	—	747	747
Revenues from goods and services	63,449	57,798	10,109	15,883	1,991	1,038	4,445	154,713

Lease installments from assets sold with a buy-back commitment	—	1,046	—	—	—	—	—	1,046
Interest income from financial services activities	—	—	—	—	—	—	1,119	1,119
Total Net revenues	63,449	58,844	10,109	15,883	1,991	1,038	5,564	156,878

2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	85,238	63,961	10,487	15,638	3,463	2,276	2,167	183,230
Other services provided	1,260	1,587	73	510	63	59	466	4,018
Construction contract revenues	—	—	—	—	—	—	709	709
Revenues from goods and services	86,498	65,548	10,560	16,148	3,526	2,335	3,342	187,957

Lease installments from assets sold with a buy-back commitment	—	896	—	—	—	—	—	896
Interest income from financial services activities	—	—	—	—	—	—	691	691
Total Net revenues	86,498	66,444	10,560	16,148	3,526	2,335	4,033	189,544

The Company recognized a net decrease in Net revenues of €149 million during the year ended December 31,
2025 (net decrease of €141 million and €119 million during the years ended December 31, 2024 and 2023, respectively) from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Company had transferred control of vehicles.
Prior to disposal in December 2024, Stellantis generated construction contract revenues through its holding of
Comau which operated in the design and production of industrial automation systems and related products.
Government grants of €1,205 million, €1,189 million and €1,235 million were recorded within Net revenues in
2025, 2024 and 2023, respectively. These incentives reduced sales taxes that otherwise would be deducted from Net revenues.

5.	Research and development costs
Research and development costs were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Research and development expenditures expensed	2,858	2,932	3,300
Amortization of capitalized development expenditures	2,094	2,149	2,193
Impairment and write-off of capitalized development expenditures	6,193	703	126
Total Research and development costs	11,145	5,784	5,619
Refer to Note 2, Basis of preparation - Critical judgments and use of estimates - Recoverability of non-current assets with definite useful lives for additional information on the impairment and write-off of capitalized development expenditures during the years ended December 31, 2025, 2024 and 2023.
Refer to Note 10, Other intangible assets, for additional information on capitalized development expenditures.
Government grants of €150 million, €208 million and €144 million were recognized within Research and development costs in 2025, 2024 and 2023, respectively.
For a description of the impairment and write-off of capitalized development expenditures, refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment.

6.	Net financial expenses/(income)
Net financial expenses/(income) were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Interest income and other financial income	1,218	1,995	2,678

Financial expenses:
Interest expense and other financial expenses:	1,188	1,248	1,064
Interest expense on notes	596	430	386
Interest expense on borrowings from bank	56	121	59
Other interest cost and financial expenses	536	697	619
Interest on lease liabilities	84	64	63
Write-down and reversals of write-downs of financial assets	27	(88)	128
Net interest expense/(income) on employee benefits provisions	204	211	203
Total Financial expenses	1,503	1,435	1,458
Net expenses from derivative financial instruments and exchange rate differences	66	215	1,178
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	1,569	1,650	2,636

Net Financial expenses/(income)	351	(345)	(42)
Other interest cost and financial expenses include the effects of hyperinflation, discounting provisions and other miscellaneous finance expenses.
Net financial expenses amounted to €351 million for the year ended December 31, 2025, compared to Net financial income of €345 million for the year ended December 31, 2024. The variation is primarily driven by the lower interest income from liquidity investments, reflecting both reduced liquidity levels and a decline in short-
term market rates, and expenses recognized during the period upon termination of commodity derivative contracts. This is partially offset by lower losses on the net monetary position of hyperinflationary economies.
Net financial expenses/(income) for the year ended December 31, 2025, include €94 million losses (€382 million and €215 million losses for the years ended December 31, 2024 and 2023, respectively) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to
Argentine Peso and Turkish Lira. The decrease mainly reflects the reduced inflation rate in Argentina and the disposal of Stellantis Türkiye.
In 2021, Stellantis’ investment in Credit Suisse Asset Management’s supply chain finance funds was impacted by the suspension of redemptions and the initiation of the fund liquidation. Approximately 67 percent of the investment was recovered that year, with no material proceeds in 2022 or 2023. Due to increased uncertainty regarding the recoverability of the investment, in 2023 Stellantis impaired the remaining €132 million, reported within Net financial expenses/(income). Following UBS’s acquisition of Credit Suisse Asset Management,
Stellantis accepted a €92 million offer in July 2024 (90 percent of the last determined value of its investment), with payment received in August and recognized Net financial expenses/(income). This is reported as Write-
down and reversals of write-downs of financial assets in 2023 and 2024, respectively.

7.	Tax expense/(benefit)
The following table summarizes Tax expense/(benefit):

	Years ended December 31,
(€ million)	2025	2024	2023
Current tax expense	804	1,070	3,405
Deferred tax expense/(benefit)	(5,050)	(2,503)	559
Tax expense/(benefit) relating to prior periods(1)	(27)	(55)	(171)
Total Tax expense/(benefit)	(4,273)	(1,488)	3,793
(1) Tax expense/(benefit) relating to prior periods includes deferred tax expense of nil, €372 million and €173 million for 2025, 2024 and
2023, respectively, primarily related to U.S. provision to return adjustments for prior year tax positions
Effective tax rate reconciliation
The applicable tax rate used to determine theoretical income taxes is the statutory corporate income tax rate of the jurisdiction in which the Company is tax resident. For the years presented, the Company is tax resident in the
Netherlands. Accordingly, the reconciliation between the theoretical income tax and actual tax is calculated using the Netherlands corporate income tax rate of 25.8 percent in 2025, 2024 and 2023, as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Profit/(loss) before tax	(26,605)	4,032	22,418
Income tax rate	25.8%	25.8%	25.8%
Theoretical income taxes	(6,864)	1,040	5,784
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	457	8	(407)
Recognition and utilization of previously unrecognized deferred tax assets	(180)	(2,512)	(740)
Deferred tax assets not recognized and write-downs	2,012	442	—
Permanent differences	436	(5)	(470)
Tax credits	(408)	(531)	(299)
Withholding tax	38	57	44
Other differences	236	13	(119)
Total Tax expense/(benefit)	(4,273)	(1,488)	3,793
Effective tax rate	16.1%	-36.9%	16.9%
The effective tax rate for the year ended December 31, 2025 is 16.1 percent, compared to the Netherlands statutory corporate income tax of 25.8 percent. The lower effective tax rate primarily reflects the non-recognition of deferred tax assets, principally in Germany and Italy, where the recoverability criteria under IAS 12 were not met.
The effective tax rate of (36.9) percent in 2024 is negative due to profit before tax of €4.0 billion with a corresponding overall tax benefit for €1.5 billion. The primary driver in the overall tax benefit is related to the non-
recurring €2.3 billion net tax benefit resulting from the deferred tax recognition event in Brazil as further described below.

General Deferred Tax Asset Principles
Deferred tax assets are recognized when it is probable that future taxable profits will allow the use of deductible temporary differences and tax loss carry-forwards. Deferred tax assets are derecognized when sufficient future taxable profits are not probable. This assessment considers both positive and negative evidence, including historical financial performance and future taxable income or loss projections. Refer to the section “Critical judgments and use of estimates” for additional information.
Net deferred tax position
The Company recognizes the net amount as either Deferred tax assets or Deferred tax liabilities, to the extent deferred taxes may be offset. Amounts recognized were as follows:

	At December 31,
(€ million)	2025	2024
Deferred tax assets	6,383	4,371
Deferred tax liabilities	(1,294)	(4,507)
Total Net deferred tax assets/(liabilities)	5,089	(136)
The increase in Net deferred tax assets was mainly due to an increase in Net deferred tax assets in North
America, partially offset by the decrease in recognized Net deferred tax assets in Germany for €0.9 billion net tax expense recorded in 2025 related to the derecognition of previously recognized Deferred tax assets. See Note
2, Basis of preparation - Critical judgments and use of estimates - Recoverability of deferred tax assets for additional information.
U.S. consolidated tax group deferred tax asset recognition
Net deferred tax assets of approximately €2.1 billion continue to be recognized in the U.S. as of December 31,
2025. This balance includes €1.0 billion related to tax loss carry-forwards, which do not expire and €0.9 billion primarily related to tax credits which expire if not utilized within 20 years.
As explained in detail in Note 2, Basis of preparation - Strategic plan undergoing reassessment, in 2025 the
Company recognized significant identifiable charges which are unlikely to recur in the future, to align the
Company’s product plans and investment profile with strategic priorities and market demand. Excluding the impact of the significant non-recurring charges, cumulative profit before tax was positive in the U.S., which is consistent with recent results that were not impacted by such significant non-recurring items.
The Company has begun execution of the broad reset of the business with the objective of re-establishing the
Company to sustainably and profitably grow in the U.S. which supports the continued recognition of U.S.
deferred tax assets. Further, tax planning strategies could be implemented in the U.S., if necessary, to accelerate the utilization of U.S. tax losses and to prevent U.S. tax credit carry-forwards from expiring unutilized.
Based on management’s assessment, the positive evidence outweighs negative evidence and it is probable that sufficient taxable profit will be available to realize the deferred tax assets of the U.S. consolidated tax group.

French tax group deferred tax asset recognition
Net deferred tax assets of approximately €109 million continue to be recognized in France as of December 31,
2025. This net balance is comprised of deferred tax assets related to tax loss carryforwards of €2.3 billion and net deferred tax liabilities of approximately €2.2 billion. The French tax group has cumulative profit before tax as of December 31, 2025. To further support continued recognition of French deferred tax assets, it is expected that the reversal of taxable temporary differences in the near term will generate sufficient taxable profit to utilize deductible temporary differences.
Based on management’s assessment, the positive evidence outweighs negative evidence and it is probable that sufficient taxable profit will be available to realize the deferred tax assets of the French tax group.
German tax group deferred tax asset recognition
In Germany, as a result of the Company’s deferred tax asset recoverability assessment as of December 31,
2025, it was concluded that it is not probable that there will be sufficient future taxable profits to utilize the accumulated tax loss carry-forwards and other deductible temporary differences by the German tax group. As such, the Company derecognized deferred tax assets of €0.9 billion. Management’s assessment considers all positive and negative evidence. The negative evidence is the continued losses before tax, generation of tax loss carry-forwards and forecasted taxable losses over the MTP period. The positive evidence is that the tax loss carry-forwards do not expire. The negative evidence was determined to outweigh the positive evidence.
Stellantis Brazil deferred tax asset recognition
As a result of our deferred tax asset recoverability assessment as of December 31, 2024, it was concluded that it was probable that there would be sufficient future taxable profits to utilize the accumulated tax loss carry-
forwards and other deductible temporary differences for Brazil. Stellantis Brazil has a history of generating significant profit before tax. However, from 2015 through 2023, the entity accumulated substantial tax loss carry-
forwards, primarily due to the non-taxability of Brazilian tax incentives, resulting in overall tax losses despite significant cumulative profit before tax. A change in Brazilian tax law made these incentives taxable from 2024.
In December 2024, Stellantis Brazil obtained formal approval for the extension of certain of these taxable incentives through 2032.
In 2024, based on Stellantis Brazil’s cumulative profit before tax, projected annual taxable income, and the confirmed extension through 2032 of the taxable incentives, management concluded that it was probable that future taxable profits will be sufficient to utilize the accumulated tax loss carry-forwards. The tax loss carry-
forwards in Brazil do not expire, further supporting their recoverability. As of December 31, 2024, after considering all relevant factors, the Company recognized deferred tax assets of €2.3 billion. As the factors supporting the assessment are unchanged in 2025, the Company continues to recognize deferred tax assets for
Stellantis Brazil as of December 31, 2025.

Changes in deferred tax position by nature
Following a detailed review performed in 2025, the Company concluded that tax credits should be presented as a separate category due to their increased significance. This revised presentation has been applied in 2025 and retrospectively to the 2024 comparatives, together with certain reclassifications to improve clarity and transparency.
The significant components of Deferred tax assets and liabilities and their changes during the years ended
December 31, 2025 and 2024 were as follows:

(€ million)	At January 1, 2025	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/ (Liabilities) Held for Sale	Translation differences and Other	At December 31, 2025
Deferred tax liabilities arising on:
Accelerated depreciation	(4,322)	365	—	—	339	(3,618)
Capitalized development assets	(3,580)	1,052	—	—	67	(2,461)
Other Intangible assets and Intangible assets with indefinite useful lives	(4,020)	107	—	—	291	(3,622)
Right-of-use assets	(312)	2	—	—	26	(284)
Provision for employee benefits	(1,067)	(26)	(45)	—	124	(1,014)
Other	(529)	(237)	(64)	—	82	(748)
Total deferred tax liabilities	(13,830)	1,263	(109)	—	929	(11,747)
Deferred tax assets arising on:
Provisions	5,043	3,129	—	—	(250)	7,922
Provision for employee benefits	2,296	(42)	(45)	—	(217)	1,992
Lease liabilities	399	21	—	—	(42)	378
Impairment of tangible and intangible assets	1,776	106	—	—	(221)	1,661
Inventories	386	(13)	—	—	17	390
Tax credit	1,096	505	—	—	(75)	1,526
Provision for buy back	151	(156)	—	—	8	3
Other	515	62	(108)	—	40	509
Total deferred tax assets	11,662	3,612	(153)	—	(740)	14,381
Unrecognized deferred tax assets on temporary differences(1)	(2,095)	(1,272)	112	—	250	(3,005)
Unrecognized deferred tax assets on tax credits	(561)	17	—	—	(66)	(610)
Deferred tax assets arising on tax loss carry-forwards	8,782	2,139	—	—	(50)	10,871
Unrecognized deferred tax assets on tax loss carry-forwards	(4,094)	(709)	—	—	2	(4,801)
Total Net deferred tax assets/ (liabilities)	(136)	5,050	(150)	—	325	5,089
(1) Unrecognized deferred tax assets on temporary differences reported in the Changes in the table above include Allowance for
Corporate Equity in Italy of €305 million in 2025 (€304 million in 2024) for Pillar Two disclosure purposes

(€ million)	At January 1, 2024	Recognized in Consolidated Income Statement	Recognized in Equity	Transferred to Assets/ (Liabilities) Held for Sale	Translation differences and Other	At December 31, 2024
Deferred tax liabilities arising on:
Accelerated depreciation	(3,840)	(375)	—	—	(107)	(4,322)
Capitalized development assets	(3,917)	320	—	—	17	(3,580)
Other Intangible assets and Intangible assets with indefinite useful lives	(3,854)	15	—	—	(181)	(4,020)
Right-of-use assets	(276)	(28)	—	—	(8)	(312)
Provision for employee benefits	(1,077)	(5)	66	—	(51)	(1,067)
Other	(310)	(87)	(47)	10	(95)	(529)
Total deferred tax liabilities	(13,274)	(160)	19	10	(425)	(13,830)
Deferred tax assets arising on:
Provisions	4,830	229	—	—	(16)	5,043
Provision for employee benefits	1,953	214	(13)	—	142	2,296
Lease liabilities	336	48	—	—	15	399
Impairment of tangible and intangible assets	1,984	(118)	—	—	(90)	1,776
Inventories	444	(54)	—	—	(4)	386
Tax credits	524	512	—	—	60	1,096
Provisions for buy backs	153	(35)	—	—	33	151
Other	1,030	(284)	(109)	—	(122)	515
Total deferred tax assets	11,254	512	(122)	—	18	11,662
Unrecognized deferred tax assets on temporary differences(1)	(2,859)	608	12	—	144	(2,095)
Unrecognized deferred tax assets on tax credits	(517)	—	—	—	(44)	(561)
Deferred tax assets arising on tax loss carry-forwards	9,069	214	—	—	(501)	8,782
Unrecognized deferred tax assets on tax loss carry-forwards	(6,305)	1,704	—	—	507	(4,094)
Total Net deferred tax assets / (liabilities)	(2,632)	2,878	(91)	10	(301)	(136)
(1) Unrecognized deferred tax assets on temporary differences reported in the table above include Allowance for Corporate Equity in Italy of €304 million in 2024 (€312 million in 2023) for Pillar Two disclosure purposes
In accordance with IAS 12 - Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences could be utilized. A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and equity method investments for the difference between their tax and accounting value, except to the extent that both of the following conditions are satisfied: (i) Stellantis is able to control the timing of the reversal of the temporary difference, and (ii) it is probable that the temporary difference will not reverse in the foreseeable future.
At December 31, 2025, the aggregate amount of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized is approximately €761 million
(€530 million at December 21, 2024).

As of December 31, 2025, the Company had total Deferred tax assets on deductible temporary differences of
€14,381 million (€11,662 million at December 31, 2024), of which €3,615 million was not recognized
(€2,656 million at December 31, 2024). As of December 31, 2025, the Company also had Deferred tax assets on tax loss carry-forwards of €10,871 million (€8,782 million at December 31, 2024), of which €4,801 million was not recognized (€4,094 million at December 31, 2024).
Tax loss carry-forwards
Recognition of deferred tax assets related to tax loss carry-forwards were tested for realizability based on forecasted future taxable income using estimates consistent with the main assumptions of the MTP. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, were recognized to the extent that it was probable that future profits would be available against which they could be utilized. The realization of these deferred tax assets considered assumptions and judgments used in the determination of the taxable income in the future, as well as Stellantis’ ability to implement tax planning strategies, as necessary. While Stellantis has not recognized all deferred tax assets in all jurisdictions, it is possible the Company’s assessment of realizability could change, resulting in the recognition or derecognition of additional deferred tax assets in the Company’s Consolidated Statement of Financial Position
and the related income tax benefit in the Company’s Consolidated Income Statement. Refer to Note 2, Basis of
preparation - Critical judgments and use of estimates - Recoverability of deferred tax assets for additional information.

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry- forward	Unrecognized deferred tax assets on tax loss carry- forwards (after application of the current tax rate)
(€ million)	At December 31, 2025
Tax Groups:
France	2,384	(2,331)	53
Germany	447	(154)	293
Spain	489	(103)	386
Italy	4,025	(572)	3,453
U.S.	1,039	(1,036)	3
Other Jurisdictions:
Brazil	1,869	(1,549)	320
Others	618	(325)	293
Total	10,871	(6,070)	4,801

	Tax loss carry-forward (after application of the current tax rate)	Recognized deferred tax assets on tax loss carry- forward	Unrecognized deferred tax assets on tax loss carry- forwards (after application of the current tax rate)
(€ million)	At December 31, 2024
Tax Groups:
France	1,640	(1,621)	19
Germany	381	(381)	—
Spain	509	(95)	414
Italy	3,665	(639)	3,026
Other Jurisdictions:
Brazil	1,921	(1,616)	305
Others	666	(337)	329
Total	8,782	(4,689)	4,093
At December 31 2025 and 2024, the Company had total tax-effected tax loss carry-forwards of €10.9 billion and
€8.8 billion, respectively, of which €4.8 billion and €4.1 billion were not recognized, respectively. The majority of the Company’s tax loss carry-forwards do not expire, such as in France, Germany, Italy, Spain, U.S. and Brazil.
Tax loss carry-forwards relating to the French, German, Spanish, U.S. and Italian tax groups are available within each tax group for offsetting against net deferred tax liabilities (subject to limitations provided under local tax law) and are recognized in the Consolidated Statement of Financial Position.
Pillar Two
The OECD Pillar Two agreement aims to ensure that multinational corporations pay a minimum effective tax rate of 15 percent on a jurisdictional basis. Several jurisdictions (including the Netherlands, where the Company is tax resident) enacted Pillar Two tax laws effective January 1, 2024. The Company has applied the IAS 12 temporary exception and has not recognized deferred taxes related to Pillar Two.
For 2025, our assessment of the potential exposure to Pillar Two income taxes is based on the country-by-
country reporting for 2024 and the latest financial information for 2025 for the constituent entities of the
Company. Based on this assessment, our expected exposure to Pillar Two income taxes does not have a material impact on tax expense and relates to our profits earned in the United Arab Emirates where the Pillar
Two transitional safe harbor does not apply and the Pillar Two effective tax rate is below 15 percent.

8.	Other information by nature
Personnel costs for the Company for the years ended December 31, 2025, 2024 and 2023 amounted to €16.8 billion, €17.1 billion and €19.1 billion, respectively, and included costs that were capitalized mainly in connection with product development activities. Personnel costs include wages and salaries, social security contributions, share-based compensation, pension and other post-employment benefits.
For the years ended December 31, 2025, 2024 and 2023, the average number of employees within the
Company’s operations was 253,654, 259,118 and 271,292, respectively.

Amounts relating to IFRS 16 recognized in Profit before taxes
Amounts recognized within Profit before taxes were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Depreciation of right-of-use assets	702	677	607
Interest expense on lease liabilities	95	64	63
Variable lease payments not included in the measurement of lease liabilities	2	3	3
Income from sub-leasing right-of-use assets	(158)	(138)	(109)
Expenses relating to short-term leases and to leases of low-value assets	97	219	111
Gains arising from sale and leaseback transactions	(209)	(248)	(155)
Total expense recognized in Net profit	529	577	520

9.	Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2025 and 2024 are summarized below:

	Goodwill
(€ million)	Gross amount	Accumulated impairment losses	Total Goodwill	Brands	Other	Total Goodwill and intangible assets with indefinite useful lives
At January 1, 2024	15,211	(38)	15,173	15,796	25	30,994
Additions	290	—	290	61	1	352
Impairment losses and assets write-offs	—	(514)	(514)	—	—	(514)
Translation differences and other	395	—	395	761	(2)	1,154
At December 31, 2024	15,896	(552)	15,344	16,618	24	31,986
Additions(1)	93	—	93	—	—	93
Impairment losses and assets write-offs	—	(94)	(94)	—	—	(94)
Translation differences and other	(1,342)	8	(1,334)	(1,475)	—	(2,809)
At December 31, 2025	14,647	(638)	14,009	15,143	24	29,176
(1) Amounts related to Auto Avaliar for €45 million and F2MeS for €48 million, refer to Note 3, Scope of consolidation for additional information

For the year ended December 31, 2025 translation differences were primarily related to the weakening of the
U.S. Dollar against the Euro.
For the year ended December 31, 2024 translation differences primarily related to the strengthening of the U.S.
Dollar against the Euro and the weakening of Brazilian Real against the Euro.
Brands, comprised of Jeep, Ram, Dodge, Mopar, Opel/Vauxhall, FIAT, Alfa Romeo and Maserati are allocated to
North America, Enlarged Europe and Maserati segments. These rights are protected legally through registration with government agencies and through their continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they were classified as intangible assets with indefinite useful lives and were therefore not amortized but instead tested at least annually for impairment.
For the purpose of impairment testing, the carrying value of Brands is tested jointly with the goodwill, if any, and allocated to the North America, Maserati and Enlarged Europe segments.
There were €94 million and €514 million impairment charges recognized in respect of Goodwill and intangible assets with indefinite lives during the years ended December 31, 2025, and 2024, respectively. Refer to Note 2,
Basis of preparation - Critical judgments and use of estimates for discussion of the assumptions and judgments relating to goodwill impairment testing.
The following table summarizes the allocation of Goodwill and Brands between the Company’s reportable segments:

	At December 31, 2025		At December 31, 2024
(€ million)	Goodwill	Brands	Goodwill	Brands
North America	9,786	11,092	11,074	12,546
Enlarged Europe	2,114	2,922	2,059	2,943
Middle East & Africa	107	—	107	—
South America	1,370	51	1,332	51
China and India & Asia Pacific	150	—	164	—
Maserati	—	972	—	972
Other activities	482	106	608	106
Total	14,009	15,143	15,344	16,618

10.	Other intangible assets

(€ million)	Capitalized development expenditures	Patents, concessions and licenses	Other intangible assets	Total
Gross carrying amount at January 1, 2024	36,786	1,007	4,238	42,031
Additions	4,150	82	454	4,686
Divestitures	(150)	(20)	(707)	(877)
Change in scope of consolidation	230	(2)	35	263
Transfer to Assets held for sale	—	—	(1)	(1)
Translation differences and other changes	677	23	92	792
At December 31, 2024	41,693	1,090	4,111	46,894
Additions	3,452	80	412	3,944
Divestitures	(1,368)	(81)	(151)	(1,600)
Change in scope of consolidation	3	(1)	60	62
Translation differences and other changes	(1,563)	(202)	(123)	(1,888)
At December 31, 2025	42,217	886	4,309	47,412
Accumulated amortization and impairment losses at January 1, 2024	19,211	634	1,561	21,406
Amortization	2,149	98	211	2,458
Impairment losses and asset write-offs	693	1	—	694
Divestitures	(156)	(19)	(28)	(203)
Change in scope of consolidation	(30)	—	3	(27)
Translation differences and other changes	159	5	23	187
At December 31, 2024	22,026	719	1,770	24,515
Amortization	2,094	94	271	2,459
Impairment losses and asset write-offs	6,190	3	615	6,808
Divestitures	(1,373)	(79)	(12)	(1,464)
Change in scope of consolidation	(1)	(2)	(3)	(6)
Translation differences and other changes	(418)	(166)	(25)	(609)
At December 31, 2025	28,518	569	2,616	31,703
Carrying amount at December 31, 2024	19,667	371	2,341	22,379
Carrying amount at December 31, 2025	13,699	317	1,693	15,709
Capitalized development expenditures include both internal and external costs that are directly attributable to the internal product development process, primarily consisting of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and propulsion system programs.
In 2025, €6,808 million of impairment losses and asset write-offs were recognized of which (i) €2,060 million related to product plan realignments and program cancellations, (ii) €609 million related to CAFE credits, (iii)
€3,853 million related to platform impairments, (iv) €286 million related to impairments resulting from the discontinuation of the hydrogen fuel cell technology development program, as further discussed below.
Additionally, refer to Note 2, Basis of preparation - Critical judgments and use of estimates - Recoverability of non-current assets with definite useful lives for additional information on the impairment losses and asset write-
offs recognized. For the year ended December 31, 2024, €694 million of impairment losses and asset write-offs were recognized.

For a description of costs related to product plan realignments and program cancellations, platform impairments and impairments relating to the discontinuation of the hydrogen fuel cell development program, refer to Note
2, Basis of preparation - Strategic plan undergoing reassessment.
For the year ending December 31, 2025, translation differences and other changes were primarily related to the weakening of the U.S. Dollar against the Euro.
For the year ending December 31, 2024, translation differences and other changes were primarily related to the strengthening of the U.S. Dollar against the Euro.
Amortization of capitalized development expenditures is recognized within Research and development costs within the Consolidated Income Statement, as described in Note 5, Research and development costs.
Amortization of patents, concessions, licenses and other intangibles is recognized within Cost of revenues and
Selling, general and other costs.
At December 31, 2025 and 2024, the Company had contractual commitments for the purchase of intangible assets amounting to €368 million and €331 million, respectively.
CAFE Credits
On July 4, 2025, the U.S. President signed into law the United States legislation formally titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14” – and commonly referred to as the One Big Beautiful Bill
Act (“OBBB”), a comprehensive legislative package that includes significant changes to federal tax policy, consumer incentives, and capital investment provisions. With the passing of the OBBB, CAFE penalty rate were eliminated, (refer to Note 27, Guarantees granted, commitments and contingent liabilities for additional information) and as such, the Company recognized a net expense of €269 million within Cost of revenues, which was excluded from AOI (refer to Note 30, Segment reporting for additional information) which consists of the following:
(i) An impairment of Other intangible assets of €609 million of purchased credits, which are no longer expected to be utilized;
(ii) The recognition of a provision of €504 million related to purchase commitments which have been identified as onerous contracts; and
(iii) The reversal of the portion of the CAFE provision for €844 million related to accruals made for certain model years for which there is no longer a compliance obligation.

11.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property. The Company leases assets including land, buildings, plant machinery and equipment, and other assets.

(€ million)	Land	Buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
Gross carrying amount at January 1, 2024	1,448	10,115	50,727	8,445	5,542	76,277
Additions	7	730	3,052	5,805	2,884	12,478
Divestitures and disposals	(19)	(321)	(1,761)	(609)	—	(2,710)
Change in the scope of consolidation	5	42	(64)	207	29	219
Translation differences	3	142	596	382	175	1,298
Transfer to Assets held for sale	(22)	(75)	(11)	(2)	—	(110)
Other changes	(31)	190	2,307	(227)	(2,519)	(280)
At December 31, 2024	1,391	10,823	54,846	14,001	6,111	87,172
Additions	1	428	2,764	9,010	1,042	13,245
Divestitures and disposals	(22)	(144)	(1,296)	(2,256)	(4)	(3,722)
Change in the scope of consolidation	2	2	(3)	10	—	11
Translation differences	(63)	(492)	(2,319)	(1,225)	(417)	(4,516)
Transfer to Assets held for sale	25	20	1	1	3	50
Other changes	(2)	312	1,774	(813)	(2,469)	(1,198)
At December 31, 2025	1,332	10,949	55,767	18,728	4,266	91,042
Accumulated depreciation and impairment losses at January 1, 2024	32	4,643	31,808	2,082	25	38,590
Depreciation	3	602	3,769	986	—	5,360
Divestitures and disposal	(1)	(244)	(1,624)	(305)	—	(2,174)
Impairment losses and asset write-offs	1	24	343	—	1	369
Change in the scope of consolidation	—	—	(119)	49	—	(70)
Translation differences	1	21	214	70	(2)	304
Transfer to Assets held for sale	—	(34)	(4)	(1)	—	(39)
Other changes	(5)	12	(138)	(43)	(5)	(179)
At December 31, 2024	31	5,024	34,249	2,838	19	42,161
Depreciation	3	594	3,361	1,855	—	5,813
Divestitures and disposals	—	(112)	(1,234)	(539)	—	(1,885)
Impairment losses and asset write-offs	3	(1)	2,209	43	1,019	3,273
Change in the scope of consolidation	—	—	(2)	(1)	—	(3)
Translation differences	(1)	(124)	(968)	(204)	(4)	(1,301)
Transfer to Assets held for sale	12	16	1	—	—	29
Other changes	(12)	8	(220)	224	(3)	(3)
At December 31, 2025	36	5,405	37,396	4,216	1,031	48,084
Carrying amount at December 31, 2024	1,360	5,799	20,597	11,163	6,092	45,011
Carrying amount at December 31, 2025	1,296	5,544	18,371	14,512	3,235	42,958
For the years ended December 31, 2025, the Company recognized €3,273 million of impairment losses and asset write-offs of which (i) €2,730 million related to platform impairments, (ii) €488 million related to product plan realignments and program cancellations, and (iii) €55 million related to the Company’s decision to discontinue its hydrogen fuel cell technology development program. For the year ended December 31, 2024, €369 million of impairment losses and asset write-offs were recognized. Refer to Note 2, Basis of preparation - Critical judgments and use of estimates - Recoverability of non-current assets with definite useful lives, for additional information on the impairment losses and asset write-offs recognized.
These impairment charges were recognized within Cost of revenues in the Consolidated Income Statement for the years ended December 31, 2025 and 2024.
For a description of costs related to product plan realignments and program cancellations, platform impairments and impairment relating to the discontinuation of the hydrogen fuel cell development program, refer to Note
2, Basis of preparation - Strategic plan undergoing reassessment.

For the year ended December 31, 2025, translation differences of €(3,215) million primarily related to the weakening of the U.S. Dollar against the Euro. For the year ended December 31, 2024, translation differences of
€994 million primarily related to the strengthening of the U.S. Dollar and the weakening of the Brazilian Real against the Euro.
Changes in Other assets segregated between owned assets held and used by the Company and those subject to operating leases (including vehicles sold with a buy-back commitment) are as follows:

(€ million)	Assets subject to operating leases	Other assets	Total

Gross carrying amount at January 1, 2024	6,218	2,227	8,445
Additions	5,201	604	5,805
Divestitures and disposals	(304)	(305)	(609)
Transfer to Assets held for sale	—	(2)	(2)
Translation differences	310	72	382
Change in scope	64	143	207
Other changes	(281)	54	(227)
At December 31, 2024	11,208	2,793	14,001
Additions	8,390	620	9,010
Divestitures and disposals	(1,832)	(424)	(2,256)
Transfer to Assets held for sale	—	1	1
Translation differences	(1,053)	(172)	(1,225)
Change in scope	1	9	10
Other changes	(1,654)	841	(813)
At December 31, 2025	15,060	3,668	18,728
Accumulated depreciation and impairment losses at January 1, 2024	624	1,458	2,082
Depreciation	504	482	986
Divestitures	(18)	(287)	(305)
Transfer to Assets held for sale	—	(1)	(1)
Translation differences	26	44	70
Change in scope	26	23	49
Other changes	(31)	(12)	(43)
At December 31, 2024	1,131	1,707	2,838
Depreciation	1,293	562	1,855
Impairment losses and asset write offs	—	43	43
Divestitures	(146)	(393)	(539)
Translation differences	(96)	(108)	(204)
Change in scope	—	(1)	(1)
Other changes	(376)	600	224
At December 31, 2025	1,806	2,410	4,216
Carrying amount at December 31, 2024	10,077	1,086	11,163
Carrying amount at December 31, 2025	13,254	1,258	14,512

The increase in the carrying amount of assets subject to operating leases was primarily driven by higher activity levels in our financing operations within SFS U.S. Divestitures and disposals of assets subject to operating leases include amounts related to vehicles accounted for as operating leases that were ultimately retained by customers at the end of the lease term rather than being returned to the Company.
The maturity analysis of undiscounted annual lease payments (excluding assets subject to buy-back) to be received is as follows:

	At December 31,
(€ million)	2025	2024
Within one year	1,717	1,031
Between one and two years	1,239	947
Between two and three years	559	479
Between three and four years	81	58
Between four and five years	13	3
Later than five years	13	15
Total undiscounted lease payments to be received	3,622	2,533
Property, plant and equipment included owned property, plant and equipment of €40,985 million at
December 31, 2025 (€42,950 million at December 31, 2024) and right-of-use assets of €1,973 million at
December 31, 2025 (€2,061 million at December 31, 2024).
Changes in Right-of-use assets are as follows:

(€ million)	Land	Buildings	Plant, machinery and equipment	Other assets	Total
Balance at January 1, 2024	33	1,309	153	289	1,784
Depreciation	(3)	(275)	(84)	(315)	(677)
Additions	6	460	42	406	914
Divestitures	(4)	(59)	(33)	(8)	(104)
Change in the scope of consolidation	2	54	1	62	119
Translation differences	1	46	2	16	65
Other	(11)	(25)	(2)	(2)	(40)
Balance at December 31, 2024	24	1,510	79	448	2,061
Depreciation	(3)	(271)	(52)	(376)	(702)
Additions	1	309	65	442	817
Divestitures	—	(14)	(6)	(4)	(24)
Translation differences	(2)	(103)	(2)	(41)	(148)
Other	(1)	—	5	(35)	(31)
Balance at December 31, 2025	19	1,431	89	434	1,973
At December 31, 2025 and 2024, the carrying amounts of Property, plant and equipment of the Company
(excluding the Right-of-Use assets described above) reported as pledged as security for debt and other commitments, was €25 million and €499 million, respectively.
At December 31, 2025 and 2024, the Company had contractual commitments for the purchase of Property, plant and equipment amounting to €1,563 million and €2,711 million, respectively.

12.	Investments accounted for using the equity method
The following table summarizes Investments accounted for using the equity method:

	At December 31,
(€ million)	2025	2024
Joint ventures	5,229	7,037
Associates	2,026	2,015
Other	21	48
Total Investments accounted for using the equity method	7,276	9,100
The Company's ownership percentages and the carrying value of investments in joint ventures and associates accounted for under the equity method were as follows:

	Ownership percentage		Investment balance
	At December 31,		At December 31,
	2025	2024	2025	2024
	(Ownership percentage)		(€ million)
Finance companies in partnership with Group Santander Consumer Finance (“SCF”)	50.0%	50.0%	2,098	2,016
Finance companies in partnership with BNPP PF	50.0%	50.0%	1,084	1,086
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”)	37.9%	37.9%	1,042	1,101
NextStar Energy Inc(1,2)	49.0%	49.0%	—	897
StarPlus Energy LLC (“StarPlus”)	49.0%	49.0%	703	763
ACC(2)	45.9%	45.0%	—	429
Leasys SAS	50.0%	50.0%	207	424
Symbio(1)(2)	33.3%	33.3%	—	197
Others			95	124
Total joint ventures			5,229	7,037

Zhejiang Leapmotor Technology Co., Ltd. (“Leapmotor”)	20.0%	21.3%	1,274	1,349
Archer Aviation Inc (“Archer”)	8.0%	16.0%	218	206
Nordex S.A.	49.9%	49.9%	137	148
360 Energy S.A.	49.5%	49.5%	103	113
Comau Group S.p.A.	49.9%	49.9%	109	124
STM Financial, S.A.P.I. de C.V.(1)	23.4%	—%	86	—
Others			99	75
Total associates			2,026	2,015
Total joint ventures and associates			7,255	9,052
(1) Refer to Note 3, Scope of consolidation for additional information
(2) Refer to Note 2, Basis of preparation for additional information
For the years ended December 31, 2025 and 2024, there were no unrecognized losses relating to equity method investments. For the year ended December 31, 2023 there were unrecognized losses of €27 million.

There are two partnerships with SCF, which cover the financing activities of all Stellantis brands in the following countries: joint ventures in France, Italy, Spain, Belgium, Poland, the Netherlands and through a commercial agreement with SCF in Portugal. The joint ventures with BNPP PF operate the financing activities in Germany,
Austria and in the UK.
The following tables provide summarized financial information relating to joint ventures with SCF which are deemed to be material:

(€ million)	At December 31,
	2025	2024
Financial assets	37,882	35,788
Of which: Cash and cash equivalents	1,920	3,201
Other assets	1,632	1,554
Financial liabilities	32,217	30,235
Other liabilities	3,109	3,076
Total Equity	4,188	4,033

Carrying amount of interest
Company’s share of net assets	2,098	2,016
Carrying amount of interest	2,098	2,016

	Years ended December 31,
(€ million)	2025	2024	2023
Interest and similar income	3,235	3,382	3,303
Interest and similar expenses	(1,972)	(2,234)	(2,084)
Income tax expense	(200)	(193)	(239)
Profit from continuing operations	456	457	628
Net profit	456	457	628

Net profit attributable to owners of the parent (A)	228	229	314
Other comprehensive income/(loss) attributable to owners of the parent (B)	2	27	3
Total Comprehensive income attributable to owners of the parent (A+B)	230	256	317
Company’s share of net profit	228	229	314
Tofas, the Company’s joint venture with Koç Holding, is registered with the Turkish Capital Market Board and listed on the Istanbul Stock Exchange. At December 31, 2025, the market value of the Company’s interest in
Tofas was €929 million (€1,056 million at December 31, 2024).
Leapmotor is listed on the Hong Kong Stock Exchange. At December 31, 2025, the market value of the
Company’s interest in Leapmotor was €1,511 million (€1,147 million at December 31, 2024).
Archer is listed on the NYSE. At December 31, 2025, the market value of the Company’s interest in Archer was
€382 million (€533 million at December 31, 2024). Management has determined that the Company continues to have significant influence over Archer, due to (i) its representation on the Board of Directors, and (ii) its involvement in key operational activities, including the provision of technology, engineering support and manufacturing assistance. These factors give the Company the ability to participate in financial and operating policy decisions, consistent with the definition of significant influence under IAS 28.

The Company's proportionate share of the earnings of its joint ventures, associates and interests in unconsolidated subsidiaries accounted for using the equity method is included within Share of the profit/(loss) of equity method investees in the Consolidated Income Statement, and is summarized below by type of equity method investment.

	Years ended December 31,
(€ million)	2025	2024	2023
Joint ventures	(1,179)	118	547
Associates	(95)	(137)	(50)
Other	3	(14)	(6)
Total Share of the profit/(loss) of equity method investees	(1,271)	(33)	491
The share of the loss of equity method investments in the year ended December 31, 2025 was primarily attributable to losses related to ACC and Symbio resulting from the strategic plan update. Refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment.
Immaterial Joint Ventures and Associates
The aggregate amounts recognized for the Company’s share in all individually immaterial joint ventures and associates accounted for using the equity method were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Joint ventures:
Profit/(loss) from continuing operations	(1,407)	(111)	233
Net profit/(loss)	(1,407)	(111)	233
Other comprehensive income/(loss)	(278)	(177)	(265)
Total Other comprehensive income/(loss)	(1,685)	(288)	(32)

Associates:
Profit/(loss) from continuing operations	(95)	(137)	(50)
Net profit/(loss)	(95)	(137)	(50)
Other comprehensive income /(loss)	(37)	27	(11)
Total Other comprehensive income/(loss)	(132)	(110)	(61)

13.	Financial assets
Financial assets consisted of the following:

		At December 31,
		2025			2024
(€ million)	Note	Current	Non-current	Total	Current	Non-current	Total
Derivative financial assets	17	45	259	304	70	310	380
Financial securities measured at fair value through other comprehensive income	25	62	335	397	55	360	415
Financial securities measured at fair value through profit or loss	25	562	903	1,465	538	1,322	1,860
Financial securities measured at amortized cost		553	134	687	2,390	1,106	3,496
Financial receivables(1)(2)	25	763	145	908	788	174	962
Collateral deposits measured at fair value through profit or loss(3)	25	2	18	20	31	22	53
Total Financial assets		1,987	1,794	3,781	3,872	3,294	7,166
(1) Measured at amortized cost
(2) Included within current Financial receivables at December 31, 2025 is €603 million (€524 million at December 31, 2024) related to factored receivables which have been derecognized as Trade receivables and for which the cash has not yet been received due to timing differences
(3) Collateral deposits are held in connection with derivative transactions and debt obligation
The decrease of €3,385 million in financial assets was mainly due to financial securities at amortized costs which relate to reduction of investments held in government bonds in line with liquidity management strategy.

14.	Inventories

	At December 31,
(€ million)	2025	2024
Finished goods and goods for resale	12,161	11,242
Work-in-progress, raw materials and manufacturing supplies	9,992	9,619
Total Inventories	22,153	20,861
The increase in total inventories as of December 31, 2025 compared to December 31, 2024 is mostly driven by an increase in new vehicles stock and higher manufacturing supplies, reflecting an increase in activity.
The amount of inventory write-downs recognized primarily within Cost of revenues during the years ended
December 31, 2025, 2024 and 2023 was €1,481 million, €910 million and €505 million, respectively. These mainly relate to finished goods, goods for resale and work-in-progress goods. In 2025, we incurred write-downs of work-in-progress and raw materials as a result of program cancellations.

15.	Working capital

	Years ended December 31,
(€ million)	2025	2024	2023
(Increase)/decrease in inventories	(2,537)	632	(4,388)
(Increase)/decrease in trade receivables	(665)	786	(2,249)
Increase/(decrease) in trade payables	3,483	(4,007)	1,058
Other changes	(288)	(1,057)	(1,281)
Total change in working capital	(7)	(3,646)	(6,860)
The change in working capital in 2025 of €7 million includes (i) an increase of €2,537 million in inventories mainly driven by higher manufacturing supplies, reflecting an increase in activity and an increase in new vehicles stock,
(ii) an increase of €665 million in trade receivables primarily due to increased activities partially offset by higher factoring, (iii) an increase of €3,483 million in trade payables, primarily reflecting increased production mainly in
North America and Enlarged Europe and higher manufacturing supplies and (iv) a decrease of €288 million in other payables net of other receivables primarily driven by timing of indirect tax receipts.

16.	Trade receivables, other assets, prepaid expenses and tax receivables
Trade receivables
Trade receivables are measured at amortized cost and net of an ECL allowance, calculated using the simplified approach. Changes in the allowance for trade receivables were as follows:

(€ million)	At January 1, 2025	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2025
ECL allowance - Trade receivables	608	48	(2)	—	654
An immaterial amount of Trade receivables were written off during the year ended December 31, 2025, and are still subject to enforcement activities.
The following table provides information about the exposure to credit risk and ECLs for trade receivables:

	At December 31,
	2025			2024
(€ million)	Current and less than 90 days past due	90 days or more past due	Total	Current and less than 90 days past due	90 days or more past due	Total
Gross amount	5,353	959	6,312	5,049	1,038	6,087
ECL allowance	(357)	(297)	(654)	(194)	(414)	(608)
Carrying amount	4,996	662	5,658	4,855	624	5,479
In addition to the amounts above, trade receivables measured at FVPL amounted to €4 million at December 31,
2025 (€27 million at December 31, 2024). Refer to Note 25, Fair value measurement for additional information.

Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Company and are summarized as follows:

	At December 31,
(€ million)	2025	2024
Dealer financing	3,087	2,330
Retail financing	10,703	8,494
Finance leases	540	299
Other	1,401	1,408
Total Receivables from financing activities	15,731	12,531
The €3.2 billion increase in Receivables from financing activities for the year ended December 31, 2025 is mainly due to the increase in the loan portfolio activity in South America and North America.
Receivables from financing activities are shown net of an ECL allowance. Changes in the allowance for receivables from financing activities were as follows:

(€ million)	At January 1, 2025	Provision	Use and other changes	Transferred to Assets held for sale	At December 31, 2025
ECL allowance - Receivables from financing activities	226	413	(290)	—	349
The following table provides information about the exposure to credit risk and ECLs for receivables from financing activities:

	At December 31,
	2025				2024
(€ million)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Gross amount	15,634	160	283	16,077	12,451	168	138	12,757
ECL allowance	(199)	(24)	(126)	(349)	(174)	(33)	(19)	(226)
Carrying amount	15,435	136	157	15,728	12,277	135	119	12,531
Refer to Note 2, Basis of preparation for additional information on details of the stages.

Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At December 31
	2025			2024
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Receivables from financing activities at amortized cost	7,867	7,864	15,731	5,693	6,838	12,531
Other receivables at amortized cost	3,052	884	3,936	1,391	562	1,953
Indirect tax receivables	3,266	958	4,224	3,728	865	4,593
Defined benefit plan assets (Note 20)	—	967	967	39	924	963
Derivative operating assets	349	57	406	256	17	273
Prepaid expenses and other	1,236	395	1,631	1,866	455	2,321
Total other assets and prepaid expenses	15,770	11,125	26,895	12,973	9,661	22,634
The following table summarizes Receivables from financing activities, Other receivables at amortized cost,
Derivative operating assets and Tax receivables by due date:

	At December 31,
	2025					2024
(€ million)	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non- current)	Total	Total due within one year (current)	Due between one and five years	Due beyond five years	Total due after one year (non- current)	Total
Receivables from financing activities	7,867	6,493	1,371	7,864	15,731	5,693	5,861	977	6,838	12,531
Other receivables at amortized cost	3,052	763	121	884	3,936	1,391	466	96	562	1,953
Indirect tax receivables	3,266	930	28	958	4,224	3,728	865	—	865	4,593
Derivative operating assets	349	57	—	57	406	256	17	—	17	273
Total	14,534	8,243	1,520	9,763	24,297	11,068	7,209	1,073	8,282	19,350

Tax receivables	1,199	177	17	194	1,393	1,411	210	17	227	1,638
The €2.0 billion increase in Other receivables at amortized cost for the year ended December 31, 2025 primarily reflects tariff-related receivables in North America.
Transfer of financial assets
At December 31, 2025, the Company had receivables due after that date, which had been transferred without recourse and which were derecognized in accordance with IFRS 9 – Financial Instruments, amounting to
€16,074 million (€14,888 million at December 31, 2024), of which 69 percent (74 percent at December 31, 2024)
was mainly due from the sales network, transferred to financing companies in partnership with Santander, BNP
Paribas, Banco BBVA Argentina S.A. and Crédit Agricole.

At December 31, 2025 and 2024, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2025			2024
(€ million)	Trade receivables	Receivables from financing activities	Total	Trade receivables	Receivables from financing activities	Total
Carrying amount of assets transferred and not derecognized	7	1	8	44	5	49
Carrying amount of the related liabilities (Note 22)	7	1	8	44	5	49

17.	Derivative financial and operating assets and liabilities
The following table summarizes the fair value of the Company's derivative financial instruments:

	At December 31,
	2025		2024
(€ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Fair value hedges:
Interest rate risk - interest rate swaps	163	—	170	—
Total Fair value hedges	163	—	170	—
Cash flow hedges:
Interest rate risk - interest rate swaps	11	(14)	21	(11)
Currency risks - forward contracts, currency swaps and currency options	60	(83)	155	(182)
Commodity price risk – commodity swaps and commodity options	278	(23)	46	(304)
Total Cash flow hedges	349	(120)	222	(497)
Total Net investment hedges	—	—	—	—
Derivatives for trading	198	(93)	261	(184)
Total Fair value of derivative financial assets/ (liabilities)	710	(213)	653	(681)
Financial derivative assets/(liabilities) - current	45	(29)	70	(9)
Financial derivative assets/(liabilities) - non-current	259	(7)	310	(15)
Derivative operating assets/(liabilities) - current	349	(150)	256	(600)
Derivative operating assets/(liabilities) - non-current	57	(27)	17	(57)
Derivatives used in financing activities are reported in the financial assets/liabilities, while derivatives used in operating activities are reported in Other assets/liabilities.
The following table summarizes the outstanding notional amounts of the Company's derivative financial instruments by due date:

	At December 31,
	2025			2024
(€ million)	Due within one year	Due between one and five years	Total	Due within one year	Due between one and five years	Total
Currency risk management	16,057	1,738	17,795	19,279	1,125	20,404
Interest rate risk management	3,617	11,307	14,924	71	12,215	12,286
Interest rate and currency risk management	35	56	91	11	19	30
Commodity price risk management	1,253	320	1,573	2,079	818	2,897
Total Notional amount	20,962	13,421	34,383	21,440	14,177	35,617
Fair value hedges
The net gains and losses arising from the valuation of outstanding currency derivatives and interest rate derivatives and the net gains and losses arising from the respective hedged items were recognized in accordance with fair value hedge accounting.

Ineffectiveness portion is recognized in Net financial expenses.
At December 31, 2025, the Company has outstanding interest rate derivatives, with a notional value of
€8.5 billion, classified as fair value hedges and managing interest rate risk of certain bonds issued in Europe and in North America. The accumulated amount of fair value hedge adjustment on the hedged item is negative and equal to €49 million which offsets the equivalent positive effect related to the change in value of the hedging derivatives.
Cash flow hedges
Amounts recognized in the Consolidated Income Statement mainly related to currency risk management, commodity price risk management and cash flows that were exposed to interest rate risk.
The Company's policy for managing currency risk and commodity price risk requires hedging of projected future flows from trading activities which will occur within the following two and three years respectively. In addition, the
Company’s policy for managing interest rate risk requires limiting the impact of interest rate fluctuations, in particular the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables or securitizations). When the interest rate on loans differs from the rate on borrowed funds, the Company uses interest rate derivatives as cash flow hedges to reduce the impact of these differences.
The hedging effect arising from cash flow hedges was recorded in the Cash flow hedge reserve within Other comprehensive income/(loss) and will be subsequently recognized in the Consolidated Income Statement, primarily during the following years, in particular, two years for currency risk and three years for commodity price risk.
For the year ended December 31, 2025, net losses of €142 million mainly related to discontinued hedges were recognized in the Consolidated Income Statement (net losses of €48 million for the year ended December 31,
2024 and net gains of €4 million for the year ended December 31, 2023).

The Company reclassified gains/(losses) arising on Cash flow hedges, net of the tax effect, from Other comprehensive income and Inventories to the Consolidated Income Statement as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Currency risk
(Increase)/decrease in Cost of revenues	(70)	222	(101)
Share of profit/(loss) of equity method investees	36	(42)	7
Interest rate risk
(Increase)/decrease in Cost of revenues	(1)	—	—
Share of profit/(loss) of equity method investees	—	19	44
Net financial income/(expenses)	—	(3)	—
Commodity price risk
(Increase)/decrease in Cost of revenues	(170)	(616)	(435)
Ineffectiveness and discontinued hedges	(142)	(48)	4
Tax expenses/(benefit)	29	84	77
Total recognized in the Consolidated Income Statement	(318)	(384)	(404)
Net investment hedges
In order to manage the Company’s foreign currency risk related to its investments, the Company enters into hedges of a net investment in a foreign operation, in particular foreign currency swaps, forward contracts and currency options. For the year ended December 31, 2025, gains of €1 million (gains of €33 million for the year ended December 31, 2024 and losses of €12 million for the year ended December 31, 2023) related to the hedges of a net investment in foreign operation were recognized in the Consolidated Statement of Other
Comprehensive Income within Exchange differences on translating foreign operations differences. There was no ineffectiveness for the year ended December 31, 2025.
Derivatives for trading
At December 31, 2025, 2024 and 2023, Derivatives for trading primarily consisted of derivative contracts entered into for hedging purposes which did not qualify for hedge accounting and warrants on Archer shares for
€114 million (€168 million for the year ended December 31, 2024)
Information on the Company's risk management strategy and additional information on its hedging activities is provided in Note 32, Qualitative and quantitative information on financial risks.

18.	Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	At December 31,
(€ million)	2025	2024
Cash at banks	10,134	9,408
Money market securities measured at FVPL	13,191	19,127
Other cash equivalents	6,821	5,565
Total Cash and cash equivalents	30,146	34,100

Cash and cash equivalents held in certain foreign countries (primarily in Argentina, €111 million and €114 million at December 31, 2025 and 2024, respectively and in Algeria, €276 million and €276 million at December 31,
2025 and 2024, respectively) were subject to local exchange control regulations with restrictions on the amount of cash that can leave the country. Other cash equivalents primarily includes investments in commercial paper and short-term deposits.
Cash and cash equivalents include €663 million at December 31, 2025 (€451 million at December 31, 2024)
held in bank deposits which are restricted to the operations related to securitization programs and warehouse credit facilities of SFS U.S. These deposits are primarily used for the collection of the loan installments from customers and the payment of debt and service costs and to the originator SFS U.S. itself, according to the programs and facilities regulation. Refer to Note 22, Debt for additional information on securitization programs and warehouse credit facilities.

19.	Share-based compensation
Long-Term Incentive Plans
The Company operates annual Long-Term Incentive Plans (“LTIPs”) approved by shareholders, granting
Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”), and Performance Restricted Share Units
(“PRSUs”) to eligible employees. PSU awards are typically split across three performance metrics: Total
Shareholder Return (TSR), Adjusted Operating Income (“AOI”), and either Electrification, Quality, or Compliance, each with independent payout scales. PSU, RSU and PRSUs have different vesting periods as summarized in the table below. Additionally, PRSUs vest subject to specific KPIs or multipliers. Fair values are determined using Monte Carlo simulations for TSR-based awards and for all other types of award the fair values are determined using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these awards do not have the right to receive ordinary dividends prior to vesting.
A summary of grants and terms is provided below.

	PSUs				RSUs		PRSUs
LTIP Period	PSUs Granted (millions)	Performance Metrics	Metric Payout Range	Vesting period Vesting Date	RSUs Granted (millions)	Vesting period Vesting Date	PRSUs Granted (millions)	Metric Payout Range	Vesting period Vesting Date
2025-2027	14.3	TSR (30%) AOI (40%) Quality (30%)	0-200%	2025-2027 Dec 2027	9.3	2025-2028 May 2028	1.0	0-150%	2025-2027 Q2 2028
2024-2026	6.5	TSR (30%) AOI (40%) EV Roadmap (30%)	0-200% 0-200% 0-100%	2024-2026 Dec 2026	2.9	2024-2027 May 2027	0.04	0-150%	2024-2027 1/3 Q4 2025 1/3 Q4 2026 1/3 Q4 2027
2023-2025	8.8	TSR (30%) AOI (40%) EV Roadmap (30%)	0-200% 0-200% 0-100%	2023-2025 Dec 2025	2.7	2023-2026 May 2027	0.4	0-150%	2023-2026 1/3 Q4 2024 1/3 Q4 2025 1/3 Q4 2026
2022-2024	0.1	TSR (40%) Synergies (40%) EV Roadmap (10%) CAFE Compliance (10%)	0-200% 0-100% 0-100% 0 or100%	2022-2024 Dec 2024	0.3	2022-2025 May 2027	—	N/A	N/A
PSU Awards
Changes during 2025, 2024 and 2023 for the PSU awards under the 2025-2027, 2024-2026, 2023-2025 and
2022-2024 LTIPs were as follows:

	2025
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	7,058,827	9.76	3,166,622	11.32	2,254,113	11.71
Granted	4,276,298	3.33	—	—	31,923	10.66
Vested	—	—	(3,134,004)	11.34	(783,510)	11.34
Cancelled	(3,142,765)	10.38	—	—	—	—
Forfeited	(736,500)	6.83	(6,720)	16.48	(218,808)	12.04
Outstanding shares unvested at December 31	7,455,860	6.14	25,898	10.94	1,283,718	11.87

	2025
	PSU Electrification	Weighted average fair value at the grant date (€)	PSU AOI	Weighted average fair value at the grant date (€)	PSU Quality	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	3,221,414	12.35	5,189,541	12.48	—	—
Granted	—	—	5,701,710	7.19	4,244,375	7.16
Vested	(698,240)	11.34	—	—	—	—
Cancelled	(85,281)	11.34	(11,678)	7.12	(8,759)	7.12
Forfeited	(225,611)	13.10	(973,092)	10.46	(288,746)	7.12
Outstanding shares unvested at December 31	2,212,282	12.99	9,906,481	9.66	3,946,870	7.16

	2025
	PRSU	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	288,814	14.39
Granted	1,035,510	9.56
Vested	(204,637)	13.60
Cancelled	(153,214)	13.77
Forfeited	(421,917)	8.07
Outstanding shares unvested at December 31	544,556	11.53

	2024
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	8,579,529	12.79	5,970,230	12.64	1,255,057	12.76
Granted	1,936,088	5.72	—	—	1,908,977	11.94
Vested	(2,426,156)	17.07	(2,426,155)	14.55	(606,651)	14.55
Cancelled	(242)	5.65	—	—	(242)	12.15
Forfeited	(1,030,392)	10.22	(377,453)	11.39	(303,028)	11.84
Outstanding shares unvested at December 31	7,058,827	9.76	3,166,622	11.32	2,254,113	11.71

	2024
	PSU Electrification	Weighted average fair value at the grant date (€)	PSU AOI	Weighted average fair value at the grant date (€)	PRSU	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	4,339,381	12.64	3,479,043	12.83	417,386	15.82
Granted	27,111	20.99	2,581,419	12.07	43,271	14.80
Vested	(485,154)	14.55	—	—	(137,746)	18.14
Cancelled	(121,287)	14.55	(323)	12.15	(692)	15.82
Forfeited	(538,637)	12.63	(870,598)	12.64	(33,405)	17.26
Outstanding shares unvested at December 31	3,221,414	12.35	5,189,541	12.48	288,814	14.39

	2023
	PSU TSR	Weighted average fair value at the grant date (€)	PSU Synergies	Weighted average fair value at the grant date (€)	PSU Compliance	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	6,352,440	13.09	6,352,440	12.61	1,588,222	12.61
Granted	2,903,808	12.02	56,890	16.14	14,225	14.05
Vested	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Forfeited	(676,719)	12.43	(439,100)	12.43	(347,390)	12.59
Outstanding shares unvested at December 31	8,579,529	12.79	5,970,230	12.64	1,255,057	12.76

	2023
	PSU Electrification	Weighted average fair value at the grant date (€)	PSU AOI	Weighted average fair value at the grant date (€)	PRSU	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	1,587,998	12.61	—	—	—	—
Granted	2,861,143	12.83	3,795,870	12.88	417,386	15.82
Vested	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Forfeited	(109,760)	12.43	(316,827)	12.83
Outstanding shares unvested at December 31	4,339,381	12.64	3,479,043	12.83	417,386	15.82
The key assumptions utilized to calculate the grant-date fair values for the PSU TSR awards are summarized below:

	2025	2024	2023
Key assumptions	PSU TSR Awards Range
Grant date stock price	€8.54 - €12.82	€12.40 - €15.49	€15.37 - €15.64
Expected volatility	35%	37%	34%
Risk-free rate	1.95%	2.51%	2.94%
Expected dividend yields	8%	10%	9%

The expected volatility was based on the observed historical volatility for common shares of Stellantis. The risk-
free rate was derived from the yield on Euro Area Yield Curves of appropriate term.
The weighted average fair values of the PSU Synergies, PSU Compliance, PSU Electrification, PSU AOI, PSU
Quality and PRSU awards that were granted during years ended December 31, 2025, 2024 and 2023 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU awards do not have the right to receive ordinary dividends prior to vesting.
RSU awards
Changes during 2025, 2024 and 2023 for the RSU awards under the 2024-2026, 2023-2025 and 2022-2024
LTIPs were as follows:

	2025		2024		2023
	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)	RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	9,370,789	11.67	11,062,707	12.67	8,824,943	12.77
Granted	9,284,098	7.40	2,944,677	11.62	3,419,898	12.41
Vested	(4,501,831)	11.77	(3,432,046)	14.68	(365,601)	15.26
Cancelled	(19,464)	6.91	(539)	11.71	—
Forfeited	(1,187,544)	9.38	(1,204,010)	12.20	(816,533)	12.51
Outstanding shares unvested at December 31	12,946,048	8.78	9,370,789	11.67	11,062,707	12.67
The weighted average fair values of the RSU awards that were granted at December 31, 2025, 2024 and 2023, were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these RSU awards do not have the right to receive ordinary dividends prior to vesting.
Replacement Stellantis RSU awards
Changes during 2025, 2024 and 2023 for the Replacement Stellantis RSU awards from share-based payment plans issued by the former FCA Group were as follows:

	2025		2024		2023
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	—	—	—	9,722,133	9.95
Anti-dilution adjustment	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Vested	—	—	—	—	(9,597,921)	9.95
Cancelled	—	—	—	—	—	—
Forfeited	—	—	—	—	(124,212)	—
Outstanding shares unvested at December 31	—	—	—	—	—	—

The weighted average fair values of the RSU awards were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.
Changes during 2025, 2024 and 2023 for the Replacement Stellantis RSU awards from share-based payment plans issued by former PSA were as follows:

	2025		2024		2023
	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)	Replacement Stellantis RSU awards	Weighted average fair value at the grant date (€)
Outstanding shares unvested at January 1	—	—	—	—	6,422,078	6.71
Anti-dilution adjustment	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Vested	—	—	—	—	(6,422,078)	6.71
Cancelled	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Outstanding shares unvested at December 31	—	—	—	—	—	—
The weighted average fair values of the RSU awards that were granted at December 31, 2025, 2024 and 2023 were measured using the Stellantis stock price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based Compensation Expense
Total expense for the PSU awards and RSU awards of approximately €73 million, €45 million and €189 million was recorded for the years ended December 31, 2025, 2024 and 2023, respectively.

20.	Employee benefits liabilities
Employee benefits liabilities consisted of the following:

	At December 31,
	2025			2024
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Pension benefits	36	2,164	2,200	34	2,362	2,396
Health care and life insurance plans	119	1,397	1,516	126	1,574	1,700
Other post-employment benefits	37	578	615	49	731	780
Other provisions for employees	325	656	981	374	774	1,148
Total Employee benefits liabilities	517	4,795	5,312	583	5,441	6,024
The Company recognized total expense of €2,061 million for defined contribution plans for the year ended
December 31, 2025 (€1,995 million in 2024 and €2,114 million in 2023).

The following table summarizes the fair value of defined benefit obligations and the fair value of related plan assets:

	At December 31,
(€ million)	2025	2024
Present value of defined benefit obligations:
Pension benefits	21,132	23,750
Health care and life insurance plans	1,516	1,700
Other post-employment benefits	593	753
Total present value of defined benefit obligations (a)	23,241	26,203

Fair value of plan assets (b)	20,051	22,502
Asset ceiling (c)	174	212
Total net defined benefit plans (a - b + c)	3,364	3,913
of which:
Net defined benefit liability (d)	4,331	4,876
Defined benefit plan asset (Note 16)	(967)	(963)

Other provisions for employees (e)	981	1,148
Total Employee benefits liabilities (d + e)	5,312	6,024
Pension benefits
The Company’s funding policy for defined benefit pension plans, to directly make benefit payments where appropriate, is to contribute the minimum amounts required by applicable laws and regulations or to directly pay benefit payments where appropriate. In the U.S., these excess amounts are tracked and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2025, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €1.1 billion, with the usage of the credit balances to satisfy minimum funding requirements subject to the plans maintaining certain funding levels. During the year ended December 31, 2025, the Company made pension contributions in the U.S. and Canada totaling €27 million. Contributions to the pension plans of the Company for 2026 are expected to be €96 million, including both contributions to pension funds and direct benefit payments to employees. Of this amount, €51 million relates to the U.S. and Canada, with €42 million being mandatory contributions and €9 million discretionary contributions, and €15 million relates to Germany.
The expected benefit payments for pension plans are as follows:

(€ million)	Expected benefit payments
2026	1,751
2027	1,738
2028	1,694
2029	1,684
2030	1,665
2031-2035	7,909

The following table summarizes changes in pension plans:

	2025					2024
(€ million)	U.S. and Canada	UK	France and Germany	Other	Total	U.S. and Canada	UK	France and Germany	Other	Total
Projected benefit obligation
At beginning of period: Present value	(18,965)	(1,526)	(3,004)	(255)	(23,750)	(18,964)	(1,456)	(2,809)	(239)	(23,468)
Effect of changes in scope of consolidation and other	—	(54)	—	—	(54)	114	1	—	1	116
Service cost	(80)	—	(33)	(10)	(123)	(98)	—	(36)	(9)	(143)
Interest cost	(924)	(75)	(100)	(16)	(1,115)	(973)	(77)	(110)	(17)	(1,177)
Benefit payments for the year	1,522	95	132	21	1,770	1,558	88	127	19	1,792
Participant contributions	(1)	—	—	—	(1)	(1)	—	—	—	(1)
Actuarial gains and (losses)	(228)	56	254	(45)	37	339	(10)	(176)	(27)	126
Demographic assumptions and experience	41	(53)	(43)	(51)	(106)	(10)	(4)	26	2	14
Financial assumptions	(269)	109	297	6	143	349	(6)	(202)	(29)	112
Effect of changes in exchange rates	2,041	77	—	(2)	2,116	(924)	(70)	—	18	(976)
Past service cost	—	(14)	—	2	(12)	(16)	(2)	—	(1)	(19)
Effect of curtailments and settlements/Other	—	—	—	—	—	—	—	—	—	—
At period-end: Present value	(16,635)	(1,441)	(2,751)	(305)	(21,132)	(18,965)	(1,526)	(3,004)	(255)	(23,750)
Plan Assets
At beginning of period: Fair value	17,758	1,890	2,680	174	22,502	18,262	1,800	2,408	172	22,642
Effect of changes in scope of consolidation and other	—	68	—	—	68	(121)	—	—	(1)	(122)
Expected return on assets	857	94	90	5	1,046	932	96	95	7	1,130
Participant contributions	1	—	—	—	1	1	—	—	—	1
Administrative Expenses	(84)	(2)	—	—	(86)	(58)	(4)	—	(1)	(63)
Actuarial gains and (losses)	410	(101)	(140)	(4)	165	(558)	(13)	293	9	(269)
Effect of changes in exchange rates	(1,864)	(95)	—	—	(1,959)	820	87	—	—	907
Employer contributions	20	6	40	—	66	27	12	5	(1)	43
Benefit payments for the year	(1,521)	(95)	(126)	(10)	(1,752)	(1,547)	(88)	(121)	(11)	(1,767)
At period-end: Fair value	15,577	1,765	2,544	165	20,051	17,758	1,890	2,680	174	22,502

	2025					2024
(€ million)	U.S. and Canada	UK	France and Germany	Other	Total	U.S. and Canada	UK	France and Germany	Other	Total
Present value of projected benefit obligation	(16,635)	(1,441)	(2,751)	(305)	(21,132)	(18,965)	(1,526)	(3,004)	(255)	(23,750)
Fair value of plan assets	15,577	1,765	2,544	165	20,051	17,758	1,890	2,680	174	22,502
Net (liability) asset recognized in the balance sheet before minimum funding requirement (IFRIC 14)	(1,058)	324	(207)	(140)	(1,081)	(1,207)	364	(324)	(81)	(1,248)
Minimum funding requirement liability (IFRIC 14)	(174)	—	—	—	(174)	(212)	—	—	—	(212)
Net (liability) asset recognized in the balance sheet	(1,232)	324	(207)	(140)	(1,255)	(1,419)	364	(324)	(81)	(1,460)
Of which, liability	(1,805)	(16)	(258)	(121)	(2,200)	(1,951)	(8)	(363)	(74)	(2,396)
Of which, asset	573	340	51	(19)	945	532	372	39	(7)	936

Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Current service cost	123	143	140
Interest expense	1,115	1,177	1,160
Interest income	(1,046)	(1,130)	(1,108)
Other administration costs	86	63	87
Past service costs/(credits) and (gains)/losses arising from settlements/ curtailments	12	19	666
Interest expense on asset ceiling	6	12	—
Total recognized in the Consolidated Income Statement	296	284	945
During the year ended December 31, 2023, U.S. and Canada pension plans were amended for benefit changes made under collective bargaining agreements negotiated with the United Automobile, Aerospace and
Agricultural Implement Workers of America (“UAW”) and Unifor and the associated prior service costs were recognized in the Consolidated Income Statement in the amount of €396 million. In addition, voluntary separation packages offered during 2024 and 2023 resulted in pension plan curtailment charges of €16 million and
€268 million, respectively, recognized within Restructuring costs. A prior service cost of €14 million was recognized in 2025 in connection with the closure of the Luton plant in the UK, as early‑retiring employees were granted the same retirement benefits they would have received had they remained in service until normal retirement age.
The fair value of plan assets by class was as follows:

	At December 31,
	2025		2024
(€ million)	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
Cash and cash equivalents	846	836	884	881
U.S. equity securities	529	529	656	655
Non-U.S. equity securities	108	107	540	540
Equity commingled funds	2,041	1,126	1,194	734
Equity instruments	2,678	1,762	2,390	1,929
Government securities	3,307	1,808	3,197	1,700
Corporate bonds (including convertible and high yield bonds)	3,698	51	4,572	35
Other fixed income	3,467	—	4,861	1
Fixed income securities	10,472	1,859	12,630	1,736
Private equity funds	2,608	—	2,943	—
Diversified Commingled funds	73	—	82	—
Real estate funds	1,280	—	1,316	—
Hedge funds	1,917	—	2,306	—
Investment funds	5,878	—	6,647	—
Insurance contracts and other	177	13	(49)	(17)
Total fair value of plan assets	20,051	4,470	22,502	4,529

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
Market risk was mitigated by diversification strategies and as a result, there were no significant concentrations of risk in terms of sector, industry, geography, market capitalization, manager or counterparty. Interest rate risk was mitigated by partial asset-liability matching. The fixed income target asset allocation partially matched the bond-
like and long-dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the fair value of the investments in fixed income securities and the present value of the obligations. Operating risks were mitigated through engagement with and oversight of external service providers, including custodians, data providers and investment managers.

The weighted average assumptions used to determine defined benefit obligations were as follows:

	At December 31,
	2025					2024
	U.S.	Canada	UK	France	Germany	U.S.	Canada	UK	France	Germany
Discount rate	5.43%	4.79%	5.69%	3.81%	4.16%	5.70%	4.61%	5.23%	3.39%	3.42%
Future salary increase rate	—%	3.50%	2.40%	2.75%	2.60%	—%	3.50%	2.65%	2.85%	2.70%
The average duration of U.S., Canada, UK, France and Germany liabilities was approximately 9, 11, 12, 7 and
14, respectively. Refer to Note 2, Basis of preparation, for additional information on the Company’s sensitivity analysis.
The average longevity at retirement age for current pensioners (male/female) were as follows:

	2025
	U.S.	Canada	UK	France	Germany
Life Expectancy at Age 65
Male retiring in 25 years (Aged 40)	20.69	21.88	23.12	N/A	24.26
Female retiring in 25 years (Aged 40)	22.16	24.11	25.62	N/A	27
Male retiring today (Aged 65)	19.19	20.63	21.38	11.19	20.90
Female retiring today (Aged 65)	20.79	22.94	23.81	10.72	24.27
Health care and life insurance plans
Liabilities arising from these unfunded plans comprised obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada. Upon retirement from the Company, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. The expected benefit payments for unfunded health care and life insurance plans are as follows:

(€ million)	Expected benefit payments
2026	119
2027	118
2028	117
2029	115
2030	114
2031-2035	553
Changes in net defined benefit obligations for healthcare and life insurance plans were as follows:

(€ million)	2025	2024
Present value of obligations at January 1	1,700	1,697
Included in the Consolidated Income Statement	94	105
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	19	(2)
- Financial assumptions	14	(51)
Effect of movements in exchange rates	(182)	81
Other:
Benefits paid	(129)	(130)
December 31	1,516	1,700
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Current service cost	8	10	11
Interest expense	86	90	89
Past service costs/(credits) and losses/(gains) arising from settlements	—	5	43
Total recognized in the Consolidated Income Statement	94	105	143
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
cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2025		2024
	U.S.	Canada	U.S.	Canada
Discount rate	5.60%	5.01%	5.76%	4.72%
Salary growth	2.50%	2.00%	2.50%	2.00%
Weighted average ultimate healthcare cost trend rate	3.95%	4.00%	3.95%	4.00%
The average duration of the U.S. and Canadian liabilities was approximately 10 and 14 years, respectively. Refer to Note 2, Basis of preparation, for additional information on the Company’s sensitivity analysis.

The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for the next year and used in the 2025 plan valuation was 8.2 percent. The annual rate was assumed to decrease gradually to 3.9 percent through 2050 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2025 plan valuation was 4.3 percent. The annual rate was assumed to decrease gradually to 4.0 percent through 2040 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits comprised other employee benefits granted to Company employees primarily in
Europe.
Changes in defined benefit obligations for other post-employment benefits were as follows:

(€ million)	2025	2024
Present value of obligations at January 1	753	767
Included in the Consolidated Income Statement	1	(14)
Included in Other comprehensive income:
Actuarial (gains)/losses from:
- Demographic and other assumptions	(18)	(21)
- Financial assumptions	(37)	123
Effect of movements in exchange rates	(2)	(4)
Other:
Benefits paid	(71)	(66)
Other changes	(33)	(32)
Present value of obligations at December 31	593	753
As at December 31, 2025, the above Other post-employment benefit liability is net of plan assets of €321 million.
Amounts recognized in the Consolidated Income Statement were as follows:

	Years ended December 31,
(€ million)	2025	2024	2023
Current service cost	31	28	31
Interest expense	25	34	34
Past service costs/(credits) and losses/(gains) arising from settlements	(55)	(76)	(5)
Total recognized in the Consolidated Income Statement	1	(14)	60
Past service credits are primarily due to the impact on French plans of voluntary departures.
Other provisions for employees
Other provisions for employees primarily included long-term disability benefits, supplemental unemployment benefits, variable and other deferred compensation, as well as bonuses granted for tenure at the Company.

21.	Provisions
Provisions consisted of the following:

	At December 31,
	2025			2024
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Product warranty and recall campaigns	4,562	9,562	14,124	3,737	5,571	9,308
Sales incentives	5,321	—	5,321	6,343	—	6,343
Restructuring	637	405	1,042	1,035	544	1,579
Legal proceedings and disputes	379	601	980	457	618	1,075
Commercial risks	2,779	6,002	8,781	1,910	1,208	3,118
Other risks	639	2,026	2,665	738	919	1,657
Total Provisions	14,317	18,596	32,913	14,220	8,860	23,080
Changes in Provisions were as follows:

(€ million)	At January 1, 2025	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Change in scope	Other	At December 31, 2025
Product warranty and recall campaigns	9,308	11,645	(6,264)	—	(717)	—	1	151	14,124
Sales incentives	6,343	10,362	(10,954)	(23)	(411)	—	(34)	38	5,321
Restructuring costs	1,579	1,115	(1,381)	(261)	(38)	—	(4)	32	1,042
Legal proceedings and disputes	1,075	242	(252)	(59)	(33)	—	—	7	980
Commercial risks	3,118	8,674	(2,255)	(733)	(348)	—	—	325	8,781
Other risks	1,657	1,946	(412)	(231)	(54)	—	3	(244)	2,665
Total Provisions	23,080	33,984	(21,518)	(1,307)	(1,601)	—	(34)	309	32,913

(€ million)	At January 1, 2024	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for sale	Change in scope	Other	At December 31, 2024
Product warranty and recall campaigns	8,984	6,332	(6,209)	(133)	265	(38)	(21)	128	9,308
Sales incentives	6,031	10,229	(10,110)	(4)	214	(21)	—	4	6,343
Restructuring costs	1,300	1,706	(1,284)	(172)	25	—	(2)	6	1,579
Legal proceedings and disputes	1,090	368	(252)	(71)	(65)	—	(6)	11	1,075
Commercial risks	2,723	1,964	(1,680)	(41)	155	—	(3)	—	3,118
Other risks	1,340	833	(427)	(161)	21	—	4	47	1,657
Total Provisions	21,468	21,432	(19,962)	(582)	615	(59)	(28)	196	23,080
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

The cash outflow for the non-current portion of the Product warranty and recall campaigns provision is primarily expected within a period through 2029.
During the year ended December 31, 2025, the Company experienced increased volatility in warranty expenditures, particularly in North America and Enlarged Europe, driven by factors including cost inflation, quality issues associated with new powertrains and platforms, and the impact of prior operational decisions.
The previously applied model for estimating future warranty expenditures was assessed to be insufficiently responsive to rapid changes in experience. Accordingly, during 2025 the Company implemented an updated actuarial model incorporating refined trend development, inflation assumptions and correlations, resulting in greater responsiveness to recent warranty experience. This change represents a change in accounting estimate.
As a result of this change in estimate, the Company recognized charges of €5.4 billion, (of which €4.1 billion was excluded from AOI and related to shipments prior to 2025) within Cost of revenues, comprising €4.2 billion (of which €3.3 billion was excluded from AOI) in North America and €1.2 billion (of which €0.9 billion was excluded from AOI) in Enlarged Europe.
Sales incentives
As described within Note 2, Basis of preparation - Critical judgments and use of estimates, the Company recorded the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer.
Restructuring costs
During the years ended December 31, 2025 and 2024, the Company recognized total net provisions of
€913 million and €1,617 million, respectively, primarily related to workforce reductions in Enlarged Europe and for 2024, also in North America (refer to Note 30, Segment reporting for additional information).
Legal proceedings and disputes
As described within Note 2, Basis of preparation - Critical judgments and use of estimates, a provision for legal proceedings was recognized when it was deemed probable that the proceedings would result in an outflow of resources and when the amount could be reasonably estimated. As the ultimate outcome of pending litigation was uncertain, the timing of cash outflows for the legal proceedings and disputes provision was also uncertain.
Commercial risks
Commercial risks arose in connection with the sale of products and services, such as onerous maintenance contracts, and as a result of certain regulatory emission requirements. For items such as onerous maintenance contracts, a provision was recognized when the expected costs to complete the services under these contracts exceeded the revenues expected to be realized. A provision for costs related to regulatory emission requirements was recognized at the time vehicles were sold based on the estimated cost to settle the obligation, measured as the sum of the cost of regulatory credits previously purchased plus the amount, if any, of the fine expected to be paid in cash. Commercial risks also include provisions for disputes with suppliers related to supply contract or other matters that were not subject to legal proceedings. Effective 2025, these balances were reclassified from other risks to commercial risks. The cash outflow for the non-current portion of the Commercial risks provision was primarily expected within a period through 2029.

The increase of €5,663 million in commercial risks is mainly related to: (i) provisions recognized for disputes with suppliers resulting from the product plan realignments and program cancellations (refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment) offset by (ii) a decrease in the net amount of €844 million related to the provision for CAFE, refer to Note 10, Other intangible assets for additional information.
Other risks
Other risks include, among other items: provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Company’s probable environmental obligations, which also included costs related to claims on environmental matters. The cash outflow for the non-current portion of the Other risks provision is primarily expected within a period through 2029.

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
The following table summarizes the Company's current and non-current Debt by maturity date (amounts include accrued interest:

	At December 31,
	2025					2024
(€ million)	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non- current)	Total Debt	Due within one year (current)	Due between one and five years	Due beyond five years	Total (non- current)	Total Debt
Notes	2,945	11,048	9,208	20,256	23,201	949	9,114	9,054	18,168	19,117
Borrowings from banks	1,311	609	40	649	1,960	3,119	371	82	453	3,572
Asset-backed financing	7,247	7,434	798	8,232	15,479	5,645	3,681	690	4,371	10,016
Lease liabilities	818	967	669	1,636	2,454	858	883	815	1,698	2,556
Other debt	1,800	1,006	47	1,053	2,853	1,628	291	47	338	1,966
Total Debt	14,121	21,064	10,762	31,826	45,947	12,199	14,340	10,688	25,028	37,227
For additional information on the maturity analysis of financial liabilities, refer to Note 32, Qualitative and quantitative information on financial risks.
Total debt as of December 31, 2025 increased by approximately €8.7 billion as compared to December 31,
2024. This was primarily driven by €5.1 billion of new bond issuances, and an increase in financial services funding, partially offset by €0.8 billion of European Investment Bank (“EIB”) loans repaid at maturity, and
€0.7 billion of bond repayments at maturity.

Notes
The following table summarizes the notes outstanding at December 31, 2025 and 2024:

					At December 31,
(€ million)	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2025	2024
Stellantis (Peugeot S.A. issuances):
STELLANTIS N.V. (Peugeot S.A.) 2018	EUR	650	2.000	Q1/2025	—	660
STELLANTIS N.V. (Peugeot S.A.) 2019	EUR	600	1.125	Q3/2029	598	597
STELLANTIS N.V. (Peugeot S.A.) 2020	EUR	1,000	2.750	Q2/2026	1,022	1,024
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	60	1.600	Q2/2026	61	61
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	50	1.810	Q2/2027	50	50
STELLANTIS N.V. (Peugeot S.A.) Schuldschein 2019	EUR	204	Euribor 6M + 1.400	Q2/2026	206	206
Medium Term Note Program(1):
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,250	3.875	Q1/2026	1,299	1,347
STELLANTIS N.V. (FCA N.V.) 2020	EUR	1,000	4.500	Q3/2028	1,131	1,162
STELLANTIS N.V. 2021	EUR	1,250	0.625	Q1/2027	1,259	1,260
STELLANTIS N.V. 2021	EUR	1,250	0.750	Q1/2029	1,256	1,255
STELLANTIS N.V. 2021	EUR	1,250	1.250	Q2/2033	1,245	1,243
STELLANTIS N.V. 2022	EUR	1,000	2.750	Q2/2032	1,020	1,022
STELLANTIS N.V. 2023 - green bond	EUR	1,250	4.375	Q1/2030	1,294	1,296
STELLANTIS N.V. 2023	EUR	1,250	4.250	Q2/2031	1,271	1,270
STELLANTIS N.V. 2024	EUR	750	3.500	Q3/2030	754	753
STELLANTIS N.V. 2024 - green bond	EUR	500	3.750	Q1/2036	508	508
STELLANTIS N.V. 2024	EUR	750	3.375	Q4/2028	749	763
STELLANTIS N.V. 2024	EUR	750	4.000	Q1/2034	765	749
STELLANTIS N.V. 2025	EUR	700	3.875	Q2/2031	712	—
STELLANTIS N.V. 2025	EUR	800	4.625	Q2/2035	816	—
Other Notes:
STELLANTIS FINANCE U.S. 2021	U.S $	1,000	1.711	Q1/2027	857	968
STELLANTIS FINANCE U.S. 2021	U.S $	1,000	2.691	Q3/2031	855	967
STELLANTIS FINANCE U.S. 2022	U.S. $	550	5.625	Q1/2028	484	539
STELLANTIS FINANCE U.S. 2022	U.S. $	700	6.375	Q3/2032	606	682
STELLANTIS FINANCE US 2025	U.S. $	500	5.350	Q1/2028	434	—
STELLANTIS FINANCE US 2025	U.S. $	750	5.750	Q1/2030	648	—
STELLANTIS FINANCE US 2025	U.S. $	1,000	6.450	Q1/2035	862	—
GIE PSA Trésorerie 2003	EUR	600	6.000	Q3/2033	721	735
STELLANTIS FINANCIAL SERVICES US 2025	U.S. $	300	SOFR + 1.690	Q3/2028	254	—
STELLANTIS FINANCIAL SERVICES US 2025	U.S. $	1,000	4.950	Q3/2028	858	—
STELLANTIS FINANCIAL SERVICES US 2025	U.S. $	700	5.400	Q3/2030	606	—
Total Notes					23,201	19,117
(1) Listed on the Irish Stock Exchange

Notes Issued by Peugeot S.A
Bonds issued by Peugeot S.A. are governed by the terms and conditions of the Peugeot S.A. €5 billion Euro
Medium Term Note (“EMTN”) Program that was renewed on June 8, 2020 for the last time. Those bonds are guaranteed by GIE PSA Trésorerie.
In April 2019, Peugeot S.A. raised funds using a private investment under German law through a
Schuldscheindarlehen. This transaction was structured in several tranches denominated in Euros, with maturities up to Q2 2027.
In March 2025, the Company repaid, at maturity, a €650 million note issued by PSA in 2018.
Notes Issued Under the Medium Term Note Program
Certain notes issued by Stellantis were governed by the terms and conditions of the Medium-Term Note (“MTN”)
Program (previously known as the Global Medium Term Note Program, or “GMTN” Program) formerly available to FCA N.V., the predecessor of Stellantis N.V. A maximum of €20 billion was allowed under this program, and notes of €2.25 billion (principal amounts) were outstanding as at December 31, 2025.
After the merger, Stellantis established a EMTN under which it may from time to time issue notes up to an amount of €30 billion.
Under the €30 billion EMTN Program, the Company issued two bonds during the year ended December 31,
2025:
•In June 2025, a EUR bond with principal amount of €800 million with an interest rate of 4.63 percent and which matures in June 2035; and
•In June 2025, a EUR bond with principal amount of €700 million with an interest rate of 3.88 percent and which matures in June 2031.
As at December 31, 2025, the outstanding principal amount of the notes issued under the successive versions of the program, after the merger, was €11.5 billion.
These notes impose covenants on the issuer, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis N.V.; (iii) periodic disclosure obligations; (iv)
cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of
December 31, 2025, Stellantis was in compliance with the covenants of the notes under the MTN Program.
From time to time, Stellantis may buy back notes in the market. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.

Other Notes
In March 2025, Stellantis Finance U.S. Inc issued three bonds guaranteed by Stellantis N.V,:
• a USD bond with principal amount of $1,000 million with an interest rate of 6.45 percent and which matures in
March 2035;
• a USD bond with principal amount of $750 million with an interest rate of 5.75 percent and which matures in
March 2030; and
• a USD bond with principal amount of $500 million with an interest rate of 5.35 percent and which matures in
March 2028.
The Notes issued by Stellantis Finance U.S. Inc impose covenants on Stellantis N.V. including: (i) negative pledge clauses which require that in the case that any security interest upon assets of Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by Stellantis’ main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2025, Stellantis was in compliance with the covenants of the Notes.
In September 2025, SFS U.S. issued three bonds:
• a USD bond with principal amount of $700 million with an interest rate of 5.40 percent and which matures in
September 2030;
• a USD bond with principal amount of $1,000 million with an interest rate of 4.95 percent and which matures in
September 2028; and
• a USD bond with principal amount of $300 million with a floating interest rate and which matures in September
2028.
The notes issued by SFS U.S. are not guaranteed by Stellantis N.V. These notes impose covenants on the issuer, which include : (i) negative pledge clauses which require that in the case that any security interest upon assets of SFS U.S. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of SFS
U.S.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by SFS U.S.; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. As of December 31, 2025, SFS U.S. was in compliance with the covenants of the notes.
As at December 31, 2025, all the outstanding notes of Stellantis were rated “Baa2” by Moody’s Investors Service and “BBB” by S&P Global Ratings. Refer to Note 33, Subsequent events for additional information.
Borrowings from banks
The following are a description of our most significant borrowings from banks as at December 31, 2025:

European Investment Bank Borrowings
Stellantis has a financing agreement with the EIB for €0.1 billion outstanding at December 31, 2025 (€0.9 billion at December 31, 2024). This funding supports the investment plan for advanced manufacturing technologies to produce a new electric vehicle platform at the Kragujevac plant in Serbia.
In March 2025, Stellantis repaid, at maturity, a €300 million European Investment Bank loan.
In September 2025, Stellantis repaid, at maturity, a €484 million European Investment Bank loan.
Brazil
Stellantis’ Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations including financial services activities. Total debt outstanding under those facilities amounted to a principal amount of €0.4 billion at December 31, 2025 (€0.5 billion at December 31, 2024).
Undrawn committed credit lines
Stellantis N.V. has a syndicated revolving credit facility (“RCF”) of €12 billion, originally signed in July 2021 amended and extended in July 2024. The syndicated credit facility includes a broad-based group of 29 banks from Europe, U.S. and Asia. The RCF is structured in two tranches: €6 billion, with an original three-year tenor
(July 2027), and €6.0 billion, with an original five-year tenor (July 2029), each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. The first extension option was activated in June 2025, extending the maturities to July 2028 and July 2030, respectively, for the two tranches. The amount utilized under this credit line was nil at December 31, 2025.
In December 2025, SFS U.S. established a €1.9 billion ($2.2 billion) privately placed Commercial Paper (“CP”)
program under Section 4(a)(2) of the Securities Act of 1933. Notes issued under this program may have maturities up to 397 days from the date of issue and may be sold at a discount or bear interest at variable rates.
At December 31, 2025, no notes outstanding under the CP program.
Concurrent with the establishment of the CP program, to provide dedicated liquidity support for this program, the committed credit line originally signed by SFS U.S. in March 2024, of €0.9 billion ($1 billion) has been amended and refinanced in December 2025 (“SFS RCF”). The SFS RCF is structured in two tranches:
€0.8 billion ($1 billion), with a 364-days tenor, and €1.1 billion ($1.3 billion ), with a three-year tenor, with each tranche benefiting from two further extension options, each of one-year exercisable on the first and second anniversary of the amendment signing date. The amount utilized under this credit line was nil at December 31,
2025.
In January 2025, the Company entered a new committed credit line of €4.0 billion with a pool of relationship banks. The facility line is available for general corporate and working capital purposes of the Company, including without limitation the refinancing of existing indebtedness of the Company. The line originally had a one year tenor with two extension options, at the Company’s discretion, of six month each. The first extension option was activated in December 2025, extending the maturity to July 2026 The amount utilized under this credit line was nil at December 31, 2025.
The covenants of the committed credit lines include negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. As of December 31, 2025, Stellantis was in compliance with the covenants.

Asset-backed financing
Asset-backed financings, including warehouse credit facilities, asset-backed term notes and asset-backed securities (“ABS”) term loans, primarily represented the amount of financing received by SFS U.S. through securitization programs of €14,759 million as of December 31, 2025 (€9,866 million at December 31, 2024), that will be settled through the collection of a portfolio of receivables which originate from consumers.
The retail consumer contracts, lease and commercial loans to dealers are pledged to special purpose entities as collateral.
The following table summarizes the asset-back financing amounts at December 31, 2025 and 2024:

				At December 31,
(€ million)	Currency	Interest rate %	Maturity(1)	2025	2024
Warehouse Credit Facilities:
SFS Funding I	USD	CP/SOFR+spread	Q4/2027	4,442	4,034
FIARC	USD	SOFR+spread	Q4/2027	28	60
SFMOT Floorplan Facility	USD	CP/SOFR+spread	Q3/2027	945	565
Term Notes:
FIAOT 2021-1	USD	0.45%-5.37%	Q2/2028	—	27
FIAOT 2021-2	USD	0.48%-3.14%	Q4/2028	30	63
FIAOT 2022-1	USD	2.03%-5.41%	Q2/2029	41	83
FIAOT 2022-2	USD	6.26%-8.71%	Q4/2029	44	95
FIAOT 2023-1	USD	6.44%-7.74%	Q1/2031	72	131
FIAOT 2025-1	USD	4.21%-5.22%	Q4/2033	533	—
SFAST 2023-1	USD	5.47%-5.97%	Q1/2031	268	522
SFAST 2024-1	USD	4.94%-5.59%	Q1/2032	349	645
SFAST 2024-2	USD	5.26%-5.71%	Q1/2032	427	760
SFAST 2024-3	USD	4.55%-4.98%	Q4/2032	474	829
SFAST 2025-1	USD	4.49%-5.20%	Q4/2032	520	—
SFAST 2025-2	USD	4.44%-5.05%	Q2/2033	632	—
SFAST 2025-3	USD	4.09%-4.64%	Q4/2033	631	—
SFUEL 2025-A	USD	4.47%-5.08%	Q3/2029	1,086	—
SFUEL 2025-B	USD	4.27%-4.71%	Q1/2030	1,169	—
SFUEL 2025-C	USD	3.88%-4.44%	Q3/2030	1,283	—
Term Loans:
SFAF 2024-1	USD	4.82%	Q3/2032	839	555
SFAF 2024-2	USD	5.45%	Q3/2027	292	590
SFALV 2024-1	USD	4.80%	Q1/2030	654	907
Total				14,759	9,866
(1) Final maturity of the commitment for the warehouse credit facilities and the expected date of the last payment for the Term Notes

Warehouse Credit Facilities
There are three revolving warehouse credit facilities used to finance loan originations by SFS U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged of €7.0 billion
($8.2 billion) as of December 31, 2025 would amortize over time to pay down the warehouse credit facilities;
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
ABS Term Loans
ABS Term Loans are provided by various banks which advance term loan proceeds secured by a pool of either retail loan receivables or consumer leases. Two ABS Term Loans outstanding as of December 31, 2025, with an aggregate balance of €1.1 billion ($1.3 billion) are secured by retail loan receivables with an aggregate balance of €1.4 billion ($1.7 billion). The remaining ABS Term Loan facility with a balance of €654 million ($768 million) as of December 31, 2025, is secured by €833 million ($979 million) in consumer lease receivables.
The terms governing the warehouse credit facilities and ABS Term Loans contains numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency and credit loss experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Loan or warehouse credit facilities. The ABS Term Notes generally do not contain financial covenants or covenants related to delinquency experience or credit losses. The Company was not in default with respect to any financial and non-financial covenants governing these financing arrangements at December 31, 2025.
Refer to Note 25, Fair value measurement for additional information on fair and carrying values of assigned receivables and related liabilities.
Other
Additionally, there are:
•€712 million of debt relating to asset-backed financing in Brazil, at December 31, 2025 (€101 million at
December 31, 2024). The increase compared to 2024 primarily reflects new credit facilities drawn during
2025; and
• €8 million of debt relating to factoring transactions which do not meet the IFRS 9 derecognition requirements and are recognized within assets of the same amount as of December 31, 2025 (€49 million at December 31,
2024) in the Consolidated Statement of Financial Position, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables for additional information.

Other debt
Other debt primarily includes funds raised from financial services companies through money market instruments and deposits from dealers in South America, primarily in Brazil.
Lease liabilities
The following table summarizes the Company's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

	At December 31,
(€ million)	2025	2024
Long-term debt (non-current)	1,636	1,698
Short-term debt and current portion of long-term debt (current)	818	858
Maturity analysis - contractual undiscounted cash flows

(€ million)	At December 31, 2025
Due within one year	837
Due between one and five years	1,126
Due beyond five years	870
Total undiscounted lease liabilities	2,833
In addition, the Company entered into commitments relating to leases not yet commenced of €1,005 million, of which the most significant relating to contracts are in North America and Enlarged Europe. In addition to the above, the Company entered into non-cancellable short-term leases, which have not been classified as lease liabilities, of €11 million which is expected to be settled within the next 12 months.
Debt secured by assets
At December 31, 2025, debt secured by assets of the Company amounted to nil (€23 million at December 31,
2024), excluding the Lease liabilities and Asset-backed financing as described above. The balance at
December 31, 2024 related to subsidized financing arrangements in South America which was repaid in 2025.
The total carrying amount of assets acting as security for loans for the Company amounted to nil, excluding the
Right-of-use assets as described in Note 11, Property, plant and equipment, at December 31, 2025 (€471 million at December 31, 2024). The decrease reflects the repayment of a loan in 2025.

23.	Trade Payables
The Company has entered into supplier finance arrangements with its third party suppliers and third party banks. As a result of these arrangements, the supplier:
•transfers the credit risk;
•can obtain payment at an earlier date than original terms; and
•can gain attractive funding based on Stellantis’ credit worthiness.

Participation in the arrangement is at the suppliers’ discretion. Terms of the original contracts between Stellantis and the supplier do not change as a result of these transactions, and there is no agreement with the debtor to extend payment terms.
The following table summarizes the carrying amount of liabilities that are part of supplier finance arrangements at December 31, 2025 and 2024:

(€ million)	At December 31, 2025	At December 31, 2024
Presented within trade payables	1,066	873
Of which suppliers have received payment	964	817
The following table summarizes the range of payment due dates at December 31, 2025 and 2024:

(days)	At December 31, 2025	At December 31, 2024
Liabilities that are part of the arrangement	30-90	45-90
Comparable trade payables that are not part of an arrangement(1)	30-60	30-60
(1) Except for Enlarged Europe, Middle East and Africa which has 60-90 days payment terms

24.	Other liabilities
Other liabilities consisted of the following:

	At December 31,
	2025			2024
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Payables for buy-back agreements	5,313	2,576	7,889	4,607	2,780	7,387
Accrued expenses and deferred income	6,323	789	7,112	5,015	882	5,897
Indirect tax payables	1,354	7	1,361	1,416	10	1,426
Payables to personnel	1,749	2	1,751	1,779	—	1,779
Social security payables	472	2	474	563	6	569
Service contract liability	744	1,444	2,188	713	2,017	2,730
Derivatives operating liability	150	27	177	600	57	657
Other	3,160	628	3,788	2,865	228	3,093
Total Other liabilities	19,265	5,475	24,740	17,558	5,980	23,538
Other includes a liability of €0.7 billion in respect of the obligations arising from the exit of the NextStar joint venture (refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment), €0.3 billion for spare parts sales return liability and other individually immaterial miscellaneous liabilities.

Other liabilities (excluding Accrued expenses, Deferred income and Service contract liability) by due date were as follows:

	At December 31,
	2025					2024
(€ million)	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non- Current)	Total	Total due within one year (Current)	Due between one and five years	Due beyond five years	Total due after one year (Non- Current)	Total
Other liabilities (excluding Accrued expenses, deferred income and service contract liability)	12,198	3,201	41	3,242	15,440	11,830	3,038	43	3,081	14,911
Payables for buy-back agreements
Payables for buy-back agreements include the price received for the product, recognized as an advance at the date of the sale and, subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Service contract liability
The service contract liability was mainly comprised of maintenance plans and extended warranties. Changes in the Company's service contract liability for the year ended December 31, 2025, were as follows:

(€ million)	At January 1, 2025	Advances received from customers	Amounts recognized within revenue	Transfers to Assets/ (Liabilities) held for sale	Other changes	At December 31, 2025
Service contract liability	2,730	801	(873)	—	(470)	2,188
Of the total Service contract liability at December 31, 2025, the Company expected to recognize approximately
€744 million in 2026, €528 million in 2027, €393 million in 2028 and €523 million thereafter.

25.	Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities measured at fair value on a recurring basis:

		At December 31,
		2025				2024
(€ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial securities and equity instruments measured at FVOCI	13	108	—	289	397	119	29	267	415
Financial securities and equity instruments measured at FVPL	13	1,110	4	351	1,465	1,205	—	655	1,860
Derivative financial assets	17	—	303	1	304	—	380	—	380
Derivative operating assets	17	—	397	9	406	—	273	—	273
Collateral deposits	13	20	—	—	20	53	—	—	53
Receivables from financing activities	16	—	—	3	3	—	—	—	—
Trade receivables	16	—	4	—	4	—	27	—	27
Other receivables	16	—	—	—	—	—	—	66	66
Money market securities	18	13,191	—	—	13,191	19,127	—	—	19,127
Total Assets		14,429	708	653	15,790	20,504	709	988	22,201
Derivative financial liabilities	17	—	36	—	36	—	24	—	24
Derivative operating liabilities	17	—	177	—	177	—	656	1	657
Total Liabilities		—	213	—	213	—	680	1	681
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

The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, was estimated using discounted cash flow models. The most significant inputs used in this measurement were market discount rates that reflected conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of each counterparty.
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

(€ million)	Receivables from financing activities	Financial securities	Derivative financial assets/ (liabilities)	Other receivables
At January 1, 2025	—	922	(1)	66
Gains/(Losses) recognized in Consolidated Income Statement	—	(97)	—	—
Gains/(Losses) recognized in Other comprehensive income	—	(31)	10	—
Issues/Settlements	3	—	—	(66)
Purchases/Sales	—	(145)	—	—
Transfers (to)/from other levels	—	(9)	1	—
At December 31, 2025	3	640	10	—

(€ million)	Receivables from financing activities	Financial securities	Derivative financial assets/ (liabilities)	Other receivables
At January 1, 2024	117	1,165	(40)	76
Change in scope of consolidation	—	(7)	—	—
Gains/(Losses) recognized in Consolidated Income Statement	—	(34)	—	(10)
Gains/(Losses) recognized in Other comprehensive income	—	(26)	39	—
Issues/Settlements	(117)	—	—	—
Purchases/Sales	—	(176)	—	—
At December 31, 2024	—	922	(1)	66
The gains/(losses) included in the Consolidated Income Statements were recognized within Net financial expenses/(income). Of the total gains/(losses) recognized in Other comprehensive income, €10 million were recognized within Cash flow reserves (€39 million at December 31, 2024), €74 million were recognized within
Currency translation differences (€(11) million at December 31, 2024) and €43 million were recognized within
Gains and losses from remeasurement of financial assets (€(15) million at December 31, 2024).

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

		At December 31,
		2025		2024
(€ million)	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
Dealer financing		3,084	3,095	2,330	2,329
Retail financing		10,703	10,096	8,494	7,855
Finance lease		540	522	299	325
Other receivables from financing activities		1,401	1,360	1,408	1,499
Total Receivables from financing activities(1)	16	15,728	15,073	12,531	12,008

Asset-backed financing		15,479	15,331	10,016	10,037
Notes		23,201	22,698	19,117	18,302
Borrowings from banks & Other debt		4,813	4,823	5,538	5,539
Total Debt, excluding Lease liabilities	22	43,493	42,852	34,671	33,878
(1) Amount excludes receivables measured at FVPL
The carrying values of financial securities and financial receivables measured at amortized cost were considered to be reasonable approximations of their fair values, as the present values of future cash flows did not differ materially from the respective carrying amounts. Refer to Note 13, Financial assets for additional information.
Notes that were traded in active markets for which close or last trade pricing was available are classified within
Level 1 of the fair value hierarchy. Notes for which such prices were not available were valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2025, €22,381 million and €317 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2024, €17,985 million of notes were classified within Level 1 and €317 million of notes were classified within Level 2.
The fair value of Borrowings from banks and Other debt included in Level 2 of the fair value hierarchy was estimated using discounted cash flow models. The main inputs used were year-end market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of
Borrowings from banks and Other debt that requires significant adjustment using unobservable inputs is categorized within Level 3. At December 31, 2025, €4,465 million and €358 million of Borrowings from banks and Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2024, €5,209 million and €330 million of Borrowings from banks and Other Debt were classified within Level 2 and Level 3, respectively.

26.	Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco
Group N.V. ("Iveco"). In July 2025, Tata Motor announced an offer to purchase the whole share capital of IVECO which is expected to be completed in H1 2026. Exor has irrevocably committed to support the offer and tender is shareholding, therefore upon the finalization of the offer, IVECO will cease to be a related party to Stellantis.
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
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V. which terminated in
December 2023 with a limited extension to March 2024;
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor);
•the sale of vehicles for rental activities to Leasys;
•the sale of vehicles for resale and leasing activities to the joint ventures with Santander and BNP Paribas;
•the sale of vehicles and spare parts to the associate company Stafim for distribution in Tunisia;
•the purchase of used vehicles from Leasys and the joint ventures with Santander and BNP Paribas under repurchase agreements from leasing and rentals activities;
•the sale of vehicles for distribution in Türkiye and of components as well as purchase of light commercial vehicles and passenger cars from the joint venture Tofas;
•the purchase of Leapmotor vehicles from Zhejiang Leapmotor Technology Co., Ltd for distribution by
Leapmotor International outside of China;
•the purchase of batteries from StarPlus, NextStar and ACC joint ventures;
•the participation in a C02 regulatory credits open pool with Zhejiang Leapmotor Technology Co., Ltd to contribute to the achievement of European emissions targets;
•the purchase of vehicles from, and the provision of services and the sale of goods to, the joint operation FIAPL;
•the manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-off and landing aircraft with Archer;
•the extension of subordinated loans to our Financial Services JVs with SCF and BNPP - Personal Finance;
•the purchase of electric motors from the Nidec joint venture;
•the extension of loans to the joint ventures StarPlus and ACC; and
•the extension of a shareholders loan and entering into a lease agreement with Contemporary Star Energy, S.L.
joint venture.

In April 2025, Stellantis completed the sale of its 100 percent interest in Stellantis Türkiye to Tofas. Refer to Note
3, Scope of consolidation for additional information.
As of December 31, 2025, NextStar was classified as held for sale. Refer to Note 2, Basis of preparation -
Strategic plan undergoing reassessment for additional information.
The amounts for significant transactions with related parties recognized in the Consolidated Income Statements were as follows:

	Years ended December 31,
	2025				2024				2023
(€ million)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses /(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses /(income)	Net Revenues	Cost of revenues	Selling, general and other costs, net	Net Financial expenses
Tofas(1)	4,414	736	36	1	1,155	461	37	—	1,339	779	27	—
Leasys	1,537	—	(23)	1	813	20	(7)	1	960	12	6	—
Finance companies in partnership with SCF and BNPP PF	7,070	726	(1)	56	7,248	738	(19)	35	8,973	471	(7)	14
StarPlus Energy LLC(2)	—	102	—	(18)	—	—	—	(21)	—	—	—	—
NextStar Energy Inc(1,2)	—	2	—	—	—	—	—	—	—	—	—	—
Nidec	28	301	(11)	(4)	31	26	—	—	—	—	—	—
Other	1	14	(7)	1	1	—	—	(6)	76	178	(1)	(5)
Total joint arrangements	13,050	1,881	(6)	37	9,248	1,245	11	9	11,348	1,440	25	9
Leapmotor	1	875	6	5	—	—	—	—	—	—	—	—
Other	121	6	2	(1)	204	12	(3)	(1)	23	196	2	(1)
Total associates	122	881	8	4	204	12	(3)	(1)	23	196	2	(1)
CNHI	6	—	—	—	10	—	—	—	28	—	(3)	—
Iveco	95	9	—	—	102	14	—	—	218	19	(5)	—
Ferrari N.V.	3	1	—	—	3	6	(1)	—	16	51	(1)	—
Directors and Key Management	—	—	51	—	—	—	50	—	—	—	87	—
Other	—	7	13	—	—	—	32	—	1	—	43	—
Total CNHI, Ferrari, Directors and other	104	17	64	—	115	20	81	—	263	70	121	—
Total unconsolidated subsidiaries	12	(1)	11	(1)	19	34	13	—	95	24	—	—
Total transactions with related parties	13,288	2,778	77	40	9,586	1,311	102	8	11,729	1,730	148	8

Total for the Company	153,508	155,627	8,967	351	156,878	136,360	9,299	(345)	189,544	151,400	9,541	(42)
1) Refer to Note 3, Scope of consolidation for additional information
2) Purchases were €296 million for StarPlus Energy; €167 million for NextStar Energy and €41 million for ACC. Amounts reported in Cost of revenues are net of change in inventories

Assets and liabilities from significant transactions with related parties were as follows:

	At December 31,
	2025				2024
(€ million)	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt(1)	Trade and other receivables	Trade payables and other liabilities	Asset- backed financing	Debt (1)
Tofas	523	228	—	—	57	147	—	—
Leasys	58	182	—	89	97	143	—	79
Finance companies in partnership with SCF and BNPP PF	1,412	522	6	14	1,082	648	31	41
StarPlus Energy LLC	257	—	—	—	507	—	—	—
NextStar Energy Inc(2)	—	—	—	—	74	—	—	74
Nidec	183	83	—	—	63	10	—	—
Other	229	65	—	—	160	33	—	—
Total joint arrangements	2,662	1,080	6	103	2,040	981	31	194
Leapmotor	—	481	—	—	—	—	—	—
Other	131	7	—	—	142	20	—	—
Total associates	131	488	—	—	142	20	—	—
CNHI	3	—	—	—	8	1	—	—
Iveco	34	34	—	—	25	8	—	—
Ferrari N.V.	8	—	—	—	5	2	—	—
Other	2	22	—	—	6	78	—	(1)
Total CNHI, Ferrari N.V. and other	47	56	—	—	44	89	—	(1)
Total unconsolidated subsidiaries	43	16	—	3	51	35	—	2
Total originating from related parties	2,883	1,640	6	106	2,277	1,125	31	195

Total for the Company	25,329	54,739	15,479	30,468	19,990	53,222	10,016	27,211
(1) Relating to Debt excluding Asset-backed financing, refer to Note, 22 Debt for additional information
(2) Refer to Note 3, Scope of consolidation for additional information
For guarantees and commitments details, refer to Note 27, Guarantees granted, commitments and contingent liabilities for additional information.
Compensation to Directors and Key Management
The fees of the Directors of the Company for carrying out their respective functions were €21 million and
€27 million for the years ended December 31, 2025 and 2024, respectively. The following amounts were included in the fees paid:
•€13 million in 2025 (€22 million in 2024) for share-based compensation expense;
•nil in 2025 (nil in 2024) for short-term employee benefits; and
•€0.2 million in 2025 (€1 million in 2024) for pension and similar benefits.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €30 million for 2025 (€23 million for 2024), which in addition to base compensation, included:
•€6 million in 2025 (€7 million in 2024) for share-based compensation expense;
•€1 million in 2025 (nil in 2024) for short-term employee benefits; and
•€3 million in 2025 (€2 million in 2024) for pension and similar benefits.

The key management expenses reported above reflect the cost of the management structure during the year and as updated for the changes announced on June 23, 2025.
Refer to Note 19, Share-based compensation, for additional information related to the PSU and RSU awards granted.

27.	Guarantees granted, commitments and contingent liabilities
Guarantees granted and commitments
At December 31, 2025, the Company had guarantees on related party debt, commitments and activities, which is mainly comprised of:
(i) one unfunded guarantee granted to our joint venture with SCF for €250 million, (€500 million at December 31,
2024) which expired in January 2026;
(ii) two guarantees granted to third parties on the total outstanding debt of ACC for €635 million (€423 million at
December 31, 2024);
(iii) a guarantee granted to third parties on commitments of ACC for €224 million (€270 million at December 31,
2024);
(iv) a guarantee granted to third parties on the outstanding debt of StarPlus for €2,373 million ($2,788 million)
(€888 million at December 31, 2024), drawn from a €6,383 million ($7,500 million) (€7,218 million at
December 31, 2024) loan facility of which 49 percent of the drawn down amount is guaranteed by Stellantis N.V.
Under the terms of these debt agreements, there are restrictions on dividend distribution and repayment of shareholder loans; and
(v) a guarantee granted to third parties on the outstanding debt of Nidec Emotors for €126 million (€115 million at December 31, 2024).
In 2024, NextStar entered into a loan facility with third-party financial institutions for a notional €1,144 million
($1,344 million) at December 31, 2025 ((€1,294 million) ($1,344 million) at December 31, 2024) which is 49 percent guaranteed by Stellantis N.V. The facility was fully drawn at December 31, 2025 (undrawn at
December 31, 2024). Under the terms of these loan agreements, dividend distribution is restricted until the applicable covenants are satisfied.
In addition, Stellantis is guaranteeing other commitments of NextStar for a total of €387 million (€363 million at
December 31, 2024). On February 6, 2026, Stellantis announced that LG Energy Solution would acquire full ownership of NextStar Energy Inc, with Stellantis selling its 49 percent equity to LG Energy Solution. Completion of the transaction is subject to regulatory approvals and closing conditions. As at December 31 2025, the guarantee remained in place.
The restrictions on dividend distributions and on repayment of shareholder loans referenced above are not expected to have a material impact on the Company’s financial position or cash flows.

Other repurchase obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, Stellantis Mexico was required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. In December 2015, Stellantis Mexico entered into a ten-year private label financing agreement (automatically renewable for one-year terms thereafter unless termination notice provided) with STM Financial, a subsidiary of Banco Inbursa, under which STM Financial provides a wide range of financial wholesale and retail financial services to Stellantis Mexico's dealers and retail customers under the Stellantis Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
At December 31, 2025, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €242 million ($284 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer's stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was nil at
December 31, 2025.
Arrangements with key suppliers
From time to time and in the ordinary course of business, the Company entered into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contained unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2025 were as follows:

(€ million)
2026	3,098
2027	3,095
2028	2,967
2029	812
2030	482
2031 and thereafter	1,550
At December 31, 2025, there were related party commitments relating to the purchase of batteries:
(i)StarPlus: commitment over a 9-year period starting from 2025. The commitment amounted to €2,885 million;
and
(ii)ACC: commitment over a 5-year period starting from 2024. The residual commitment amounted to
€2,879 million.
These amounts are included in the table above.

Other commitments, arrangements and contractual rights
At December 31, 2025, total joint venture and associate capital commitments were €1.7 billion, covering the period up to 2029
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
Unifor Collective Bargaining Agreement
Stellantis entered into a three-year labor agreement with Unifor in Canada that was ratified in November 2023, covering approximately 7,500 employees. The terms of this agreement provide employee wage and benefit increases, including improvements to base wage rates, reduced time for employees to progress to top wage,
COLA protection and retirement incentive opportunities for long-service employees choosing to retire. Also included are increases to the defined benefit pension plan benefit for active employees and quarterly lump sum payments to retired employees. In addition, Unifor members hired on or after September 19, 2016 that were participating in the defined contribution plan have been enrolled in a College of Applied Arts and Technology pension plan effective January 2025. The agreement also includes, lump sum payments to both full and part-
time employees, totaling approximately €49 million (CAD$72 million), which were paid in December 2023. The agreement expires in September 2026.
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
Litigation
Takata Airbag Inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a 100 percent owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of
Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida.
In November 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in
Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. Plaintiffs’ appeal of the grant of summary judgment was dismissed by the Court for lack of jurisdiction. In May 2024, the Court entered an order to allow FCA US’s renewed motions for summary judgment to address the remaining amended claims.
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
Emissions
We face class actions and individual claims alleging emissions non-compliance in several countries. Several former FCA and PSA companies and Dutch dealers have been served with class actions in the Netherlands by
Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-
compliance of certain vehicles equipped with diesel engines. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, and are subject to a securities class action in the Netherlands, alleging misrepresentations by FCA. Class actions alleging emissions non-compliance has also been filed and are on-going in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 1,500 pending individual consumer claims alleging emissions non-compliance in Germany and approximately 70 individual consumer cases in Austria relating to former FCA vehicles.

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
2024 Financial Guidance
In August 2024, a putative securities class action complaint was filed in the U.S. District Court of the Southern
District of New York against Stellantis N.V. and certain of its former officers, alleging that the defendants made material misstatements relating to the Company’s 2024 financial guidance. Plaintiffs filed an amended complaint in March 2025 and a motion to dismiss was filed by Stellantis N.V. and the individual defendants in June 2025.
At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Government Inquiries
Emissions
We are subject to criminal and civil governmental investigations alleging emissions non-compliance in certain
European jurisdictions and we continue to cooperate with these investigations.

As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017,
Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in
June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in aggregate, material to the Company. Civil parties have joined the case and may seek further compensation. The
Public Prosecutor has requested that the companies involved be referred to criminal court on consumer fraud charges and a decision on whether to proceed is before the Investigating Judge.
In May 2023, the German authority, Kraftfahrt-Bundesamt (“KBA”) notified Stellantis of its investigation of certain
Opel Euro 5, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, FIAT and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. Stellantis
Europe is cooperating with the KBA and the relevant homologation authority. In January 2024, the KBA advised that the Opel vehicles, equipped with Euro 5 engines, are non-compliant. At the KBA’s request, during the first half of 2024, Opel submitted a plan to bring the vehicles into compliance. In July 2024, Opel received a formal decision of non-compliance from the KBA regarding its vehicles equipped with Euro 5 diesel engines. Although we objected to this formal decision, we continue to cooperate with the KBA inquiries and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.
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
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. At the Public
Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. In
March 2025, the Public Prosecutor of Frankfurt am Main determined that Stellantis Europe and certain affiliated subsidiaries had negligently breached supervisory duties and imposed a fine in an amount that is not material to the Company. The decision did not involve a finding of intent or fraud and is now final.

In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat Ducato Euro 5 and Euro 6 vehicles based on tests performed at the EC’s request. We have cooperated with the MIT in its substantive responses to EC.
Stellantis entities, among other OEMs, have received questions from the Driver and Vehicle Standards Agency in the UK (“DVSA”) regarding a market surveillance activity to assess vehicle emissions for compliance with regulations and Court of Justice of the European Union rulings. Correspondence with DVSA has progressed during 2025 and the timing of any final DVSA decision is uncertain at present. In October 2025 the French
Market Surveillance Authority (“SSMVM”) requested information about certain Stellantis diesel vehicles regarding alleged possible NOx over-emissions and exhaustive technical explanations have been provided to the authority.
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
End of Life Vehicles
In March 2022, the EC and the UK Competition and Markets Authority (the “CMA”) conducted unannounced inspections at the premises of Opel and several other companies and associations active in the European automotive sector. These inspections, as well as contemporaneous and subsequent information requests received from the EC and CMA, relate to potential collusion in the collection, treatment, and recovery of end-of-
life vehicles and whether such activity may have violated relevant competition laws. We recognized a provision relating to these matters in an amount that is not material to the Company during the year ended December 31,
2024. During the six-month period ending June 30, 2025, the EC and CMA published their decisions and imposed fines against the Company in amounts that did not exceed the previously recognized provision.
Takata Airbag Recalls
We are subject to, and are cooperating with, criminal investigations and regulatory proceedings in several
European jurisdictions relating to the recall of Stellantis vehicles equipped with Takata airbags. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these investigations and proceedings or estimate a range of possible loss.

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
In April 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with
2019 Model Year. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year.
On July 4, 2025, the OBBB was signed into law, which revised the civil penalty rate to $0.00 beginning with
Model Year 2022.
Greenhouse Gas Standards
In March 2022, the U.S. Environmental Protection Agency (“EPA”) reinstated California’s authority under the
Clean Air Act to enforce its own, more stringent, greenhouse gas (“GHG”) emission standards for passenger vehicles and light-duty trucks (the “California Waiver”). California emission standards covered by the California
Waiver were also adopted by certain other states.
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
 We did not meet the California GHG targets for model years 2021, 2022 and 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We previously intended to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period. However, in March
2024, we entered into an agreement with CARB to settle and resolve claims and disputes regarding CARB’s regulation of automotive GHG emissions. The agreement imposes alternative GHG emissions requirements for model year 2021 through 2026 passenger cars and light-duty trucks and commitments related to zero-emission technology. In exchange, CARB agreed not to enforce the GHG emission standards in its regulations that would otherwise be applicable to model year 2021 through 2026.

28.	Equity
Share capital
At December 31, 2025, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and
4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one Euro cent (€0.01) each.
At December 31, 2025, the fully paid-up share capital of Stellantis amounted to €37 million (€37 million at
December 31, 2024) and consisted of 2,903,716,295 common shares (2,896,073,567 at December 31, 2024), of which 6,233,099 held in treasury (15,581,288 at December 31, 2024), 866,522,224 issued special voting shares
A (866,522,224 at December 31, 2024, refer to Corporate Governance - Articles of Association and Information
on Stellantis Shares included elsewhere in this report for additional information), of which 113,162 held in treasury (111,508 at December 31, 2024). All shares have a nominal value of €0.01 each.
At December 31, 2025, there were 2,897,483,196 outstanding common shares (2,880,492,279 December 31,
2024). During the year ended December 31, 2025, 9,348,189 common shares were delivered in execution of the
Share-based compensation plans.
The following table summarizes the changes in the number of outstanding common shares and special voting shares of Stellantis during the year ended December 31, 2025:

	Common Shares	Special Voting Shares A	Total
Balance at January 1, 2025	2,880,492,279	866,410,716	3,746,902,995
Issuance of special voting shares	—	—	—
Purchase of treasury shares	—	(1,654)	(1,654)
Treasury shares assigned to long-term incentive plans participants	9,348,189	—	9,348,189
Shares issued for long-term incentive plans and employee- share purchase plan	7,642,728	—	7,642,728
Balance at December 31, 2025	2,897,483,196	866,409,062	3,763,892,258
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
The authorization was for a period of 18 months from the date of the 2023 AGM. The authorization was renewed on the same terms at the AGMs on April 16, 2024 and April 15, 2025.

Employee-share purchase plan
During September 2025, the Company offered eligible employees the opportunity to become shareholders through a specific employee-share purchase plan. Under the plan eligible employees could subscribe to
Stellantis shares, at a subscription price corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount.
Additionally, the Company provided a matching contribution of 200 percent of the personal amount invested, up to €200 and a 100 percent matching contribution between €201 and €800 invested by the employee. The shares are locked up for a specified period. Employees bear the risk of fluctuations in the share price relative to the subscription price.
In the September 2025 plan, a total of 7.6 million shares were subscribed. There was an increase in equity of
€61 million and the total cost of the plan was €32 million.
The details for the plan were as follows:

Dates right subscribed	From September 3 to September 29, 2025
Employee subscription price	€6.52
Lock-up period	3 to 5 years
Equity Incentive Plans
On April 15, 2025, the AGM resolved to authorize, under certain conditions, the Board of Directors to issue common shares, to grant rights to subscribe for shares under the LTIP and its sub-plans, up to maximum of
60 million common shares, and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years.
Other reserves:
Other reserves comprised the following:
•legal reserves of €22,287 million at December 31, 2025 (€24,051 million at December 31, 2024) determined in accordance with Dutch law and primarily relating to development expenditures capitalized by subsidiaries and their earnings, subject to certain restrictions on distributions to Stellantis shareholders;
•capital reserves of €15,266 million at December 31, 2025 (€15,133 million at December 31, 2024);
•retained earnings, after the separation of the legal reserve, of positive €37,799 million (positive €34,424 million at December 31, 2024); and
•profit/(loss) attributable to owners of the parent of €(22,368) million for the year ended December 31, 2025
(€5,473 million for the year ended December 31, 2024).

Other comprehensive income
The following table summarizes the tax effect relating to Other comprehensive income:

	Years ended December 31,
	2025			2024			2023
(€ million)	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
Fair value remeasurement of cash flow hedges	644	(169)	475	678	(156)	522	(910)	245	(665)
Gains and losses from remeasurement of financial assets	18	(28)	(10)	8	—	8	57	—	57
Actuarial gains and losses on defined benefit pension obligations	261	52	313	(144)	55	(89)	(228)	41	(187)
Exchange differences on translating foreign operations	(4,550)	—	(4,550)	1,008	—	1,008	(1,927)	—	(1,927)
Share of Other comprehensive income/(loss) for equity method investees	(323)	—	(323)	54	—	54	(219)	—	(219)
Total Other comprehensive income/(loss)	(3,950)	(145)	(4,095)	1,604	(101)	1,503	(3,227)	286	(2,941)
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
To support these objectives, the Company constantly monitors its net financial position in relation to net equity and the cash generated from its industrial activities. The Company also continues to focus on improving the profitability of its operations. Furthermore, the Board of Directors may make proposals to Stellantis shareholders at a general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. The
Company may also make purchases of treasury shares, without exceeding the limits authorized at a general meeting of Stellantis shareholders, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Company's rating.
Dividends proposed, declared and paid
On April 15, 2025, the AGM approved an ordinary dividend distribution of €0.68 per common share corresponding to a total distribution of €2.0 billion, that was paid on May 5, 2025.
In recognition of the Company’s Net loss for the full-year 2025, the Company will not pay an annual dividend in
2026.

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

29.	Earnings/(loss) per share
Basic (loss)/earnings per share
Basic (loss)/earnings per share for the years ended December 31, 2025, 2024 and 2023 was determined by dividing the Net profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following tables provide the amounts used in the calculation of basic earnings/(loss) per share:

		Years ended December 31,
		2025	2024	2023
Net profit/(loss) attributable to owners of the parent	€ million	(22,368)	5,473	18,596
Weighted average number of shares outstanding	(thousand)	2,886,684	2,949,652	3,107,725
Basic (loss)/earnings per share	(€)	(7.75)	1.86	5.98
Diluted (loss)/earnings per share
In order to calculate the diluted (loss)/earnings per share, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2025, 2024 and 2023
(Note 19, Share-based compensation), as determined using the treasury stock method.

For the year ended December 31, 2025, as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share-based payment plans were exercised was not taken into consideration in the calculation of diluted earnings/(loss) per share as this would have had an anti-dilutive effect.
There were no instruments excluded from the calculation of diluted (loss)/earnings per share because of an anti-
dilutive impact for the years ended December 31, 2024 and 2023.
The following tables provide the amounts used in the calculation of diluted (loss)/earnings per share:

		Years ended December 31,
		2025	2024	2023
Net profit/(loss) attributable to owners of the parent	€ million	(22,368)	5,473	18,596
Weighted average number of shares outstanding	(thousand)	2,886,684	2,949,652	3,107,725
Number of shares deployable for share-based compensation	(thousand)	—	26,168	24,733
Weighted average number of shares outstanding for diluted earnings per share	(thousand)	2,886,684	2,975,820	3,132,458
Diluted (loss)/earnings per share	(€)	(7.75)	1.84	5.94

30.	Segment reporting
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
The Company’s five regional vehicle reportable segments are responsible for the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), Enlarged Europe
(primarily the countries of the European Union and United Kingdom), Middle East & Africa (primarily Türkiye,
Morocco, Egypt and Algeria), South America (including Central America and the Caribbean islands), and China and India & Asia Pacific (Asia and Pacific countries). The Maserati segment, representing the Company's global luxury brand, is responsible for the design, engineering, development, manufacturing, and global distribution and sales of luxury vehicles under the Maserati brand.
Transactions among the vehicle segments generally are presented on a “where-sold” basis, which reflect the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and includes revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.

Other activities includes the results of our industrial automation systems design and production business (up until disposal in December 2024), our pre-owned car business, our mobility businesses, our software and data businesses, and other investments, including Archer, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expense and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
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
With effect from January 1, 2026, our Maserati reportable segment will be eliminated and Maserati shipments and sales will be reported by geographic area consistently with our other brands in that transactions will be treated on a “where sold” basis. This reflects the way that our chief operating decision maker will review and assess performance. This note is presented on the basis of segments effective until December 31, 2025, and therefore does not reflect the revised segments effective from January 1, 2026.

The following tables summarize selected financial information by segment for the years ended December 31,
2025, 2024 and 2023:

2025	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	60,962	57,602	9,708	16,031	1,867	726	6,612	—	153,508
Net revenues from transactions with other segments	—	171	1	166	1	—	258	(597)	—
Net revenues	60,962	57,773	9,709	16,197	1,868	726	6,870	(597)	153,508

Net profit/(loss)									(22,332)
Tax expense/(benefit)									(4,273)
Net financial expenses/ (income)									351
Operating income/(loss)									(26,254)

Adjustments:
Restructuring and other costs, net of reversals(1)	(17)	861	2	17	—	4	46	—	913
Takata airbags recall campaign(2)	—	590	27	5	—	—	—	—	622
Platform impairments(3)	5,700	270	—	—	—	613	—	—	6,583
Costs related to product plan realignments and program cancellations(4)	6,528	2,211	8	321	1	3	—	—	9,072
Other Impairments(5)	—	79	—	—	—	—	164	—	243
Battery JVs(6)	1,571	483	—	—	—	—	—	—	2,054
Hydrogen fuel cell program discontinuation(7)	—	1,094	—	—	—	—	—	—	1,094
CAFE penalty rate(8)	269	—	—	—	—	—	—	—	269
Stellantis Türkiye disposal(9)	—	—	246	—	—	—	—	—	246
Change in estimate for contractual warranties(10)	3,252	878	—	—	—	—	—	—	4,130
Other(11)	161	25	1	(35)	(9)	—	52	(9)	186
Total adjustments	17,464	6,491	284	308	(8)	620	262	(9)	25,412
Adjusted operating income/ (loss)	(1,892)	(651)	1,429	1,963	74	(198)	(726)	(841)	(842)

Share of profit/(loss) of equity method investees	37	(1,282)	60	(3)	3	—	(86)	—	(1,271)
(1) Primarily related to workforce reductions, mainly in Enlarged Europe
(2) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(3) Primarily as a result of reduced volumes and profitability expectations, platforms were impaired in North America for €5,700 million,
Maserati for €613 million and in Enlarged Europe for €270 million
(4) Primarily related to costs incurred as result of product plan realignments and program cancellations
(5) Impairment in Other activities is related the Free2Move business, the other impairments in Enlarged Europe relate to write downs of assets on classification to held for sale as well as the impairment of a prepayment to a supplier, which is not expected to be recoverable
(6) Related to steps of rationalizing battery manufacturing capacity
(7) During the year ended December 31, 2025, Stellantis decided to discontinue its hydrogen fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€324 million), (ii) loans granted to Symbio (€146 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€341 million), (iv) in addition, provisions for risks were recognized
(€210 million) and (v) other expenses (€73 million)
(8) As a result of the elimination of CAFE fines with the enactment of OBBB, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii)
onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(9) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of
€246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(10) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance

(11) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains/(losses) recognized on the disposal of non-significant entities and on dilution of certain of our equity method investees, including Archer
For a description of platform impairments, costs related to product plan realignments and program cancellations, rationalization of our battery manufacturing capacity, the discontinuation of our hydrogen fuel cell development program, refer to Note 2, Basis of preparation - Strategic plan undergoing reassessment for additional information. For details on change in estimate for contractual warranty provisions, refer to Note 21,
Provisions for additional information.

2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	63,449	58,844	10,109	15,883	1,991	1,038	5,324	240	156,878
Net revenues from transactions with other segments	1	166	(12)	(20)	2	2	827	(966)	—
Net revenues	63,450	59,010	10,097	15,863	1,993	1,040	6,151	(726)	156,878

Net profit/(loss)									5,520
Tax expense/(benefit)									(1,488)
Net financial expenses/ (income)									(345)
Operating income/(loss)									3,687

Adjustments:
Restructuring and other costs, net of reversals(1)	510	1,027	1	20	6	22	31	—	1,617
Impairment expense and supplier obligations(2)	31	207	2	—	16	1,526	25	—	1,807
Takata recall campaign(3)	—	711	21	36	—	—	—	—	768
Lifetime onerous contracts(4)	636	—	—	—	1	—	—	—	637
Other(5)	62	(6)	—	32	(5)	—	7	42	132
Total adjustments	1,239	1,939	24	88	18	1,548	63	42	4,961
Adjusted operating income	2,660	2,419	1,901	2,272	(58)	(260)	144	(430)	8,648

Share of profit/(loss) of equity method investees	(8)	(310)	51	1	(72)	—	305	—	(33)
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
(3) Extension of Takata airbags recall campaign
(4) Provision primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024
(5) Consisting of other adjustments which are individually insignificant

2023	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	86,498	66,444	10,560	16,148	3,526	2,335	4,207	(174)	189,544
Net revenues from transactions with other segments	2	154	—	(90)	2	—	1,004	(1,072)	—
Net revenues	86,500	66,598	10,560	16,058	3,528	2,335	5,211	(1,246)	189,544

Net profit/(loss)									18,625
Tax expense/(benefit)									3,793
Net financial expenses/(income)									(42)
Operating income/(loss)									22,376

Adjustments:
Restructuring and other costs, net of reversals(1)	650	475	—	14	1	1	20	—	1,161
Collective agreements related costs(2)	428	—	—	—	—	—	—	—	428
Argentina currency devaluation(3)	—	—	—	302	—	—	—	—	302
Impairment expense and supplier obligations(4)	—	47	—	—	154	—	—	—	201
Reorganization of financial services(5)	—	—	—	—	—	—	76	—	76
Takata recall campaign	—	(44)	30	—	4	—	—	—	(10)
Patents litigation(6)	(20)	(40)	—	(1)	—	—	—	—	(61)
Gains on disposal of equity investments and other assets(7)	(65)	(40)	—	—	(57)	—	(39)	—	(201)
Other(8)	40	99	1	(43)	(18)	—	(15)	7	71
Total adjustments	1,033	497	31	272	84	1	42	7	1,967
Adjusted operating income	13,298	6,519	2,503	2,369	502	141	(322)	(667)	24,343

Share of profit/(loss) of equity method investees	(6)	(139)	192	16	18	—	410	—	491
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
(3) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of
€(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(4) Related to impairments, mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(5) Net costs associated with the reorganization of our financial services activities in Europe
(6) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(7) Mainly related to gains on disposals of investments and of fixed assets
(8) Consisting of other adjustments which are individually non-significant

Information about geographical area
The following table summarizes the non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets) attributed to certain geographic areas:

	At December 31,
(€ million)	2025	2024
North America(1)	51,633	62,276
France	17,120	19,020
Italy	7,045	7,696
Germany	5,140	5,079
Brazil	3,780	3,414
Spain	1,583	1,709
United Kingdom	1,290	1,476
Poland	1,172	1,116
Slovakia	582	615
Serbia	286	257
Other countries(2)	6,011	6,505
Total Non-current assets (other than financial instruments, deferred tax assets and post-employment benefits assets)	95,642	109,163
(1) Refers to the geographical area and not our North America reporting segment
(2) Includes the Netherlands, amounts here are individually immaterial

31.	Explanatory notes to the Consolidated Statement of Cash Flows
Non-cash items
For the year ended December 31, 2025, non-cash items of €20,806 million primarily included: (i) €6,981 million for depreciation and amortization expense, (ii) €10,797 million in other non-cash items of which €10,175 million was attributable to impairments of tangible and intangible assets, (iii) €1,271 million in share of net losses of equity method investees, and (iv) €1,757 million losses on disposal of equity investments and other assets.
For the year ended December 31, 2024, non-cash items of €9,167 million primarily included: (i) €7,226 million for depreciation and amortization expense, and (ii) €1,927 million in other non-cash items mainly referred to impairments.
For the year ended December 31, 2023, non-cash items of €7,606 million primarily included: (i) €7,549 million for depreciation and amortization expense, (ii) €720 million in other non-cash items mainly referred to impairments and hyperinflation impacts, partially offset by (iii) €468 million losses on share of equity method investees, and
(iv) €195 million gains on disposal of equity investments and other assets.
Operating activities
For the year ended December 31, 2025, net cash used in operating activities amounted to €4,650 million. This primarily reflected the loss before taxes of €26,605 million adjusted for the following items:
•Non-cash items of €20,806 million (as described above);

•Net increase in provisions of €11,330 million, primarily due to accruals as a result of (i) change in estimate for contractual warranties and (ii) the estimated costs related to cancelled programs (refer to Note 21, Provisions for additional information), partially offset by (iii) the decrease of risk provisions in North America relating to regulatory matters (refer to Note 10, Other intangible assets for additional information);
•Increase in receivables from financing activities of €4,867 million, which was mainly attributable to financial services activities in North America and South America;
•Increase in carrying amount of leased vehicles of €5,379 million related to the financial services activity in
North America; and
•A net cash absorption of €7 million in working capital, refer to Note 15, Working capital for additional information.
For the year ended December 31, 2024, net cash from operating activities of €1,535 million. This primarily reflected the profit before taxes of €4,032 million adjusted for the following items:
•Non-cash items of €9,167 million (as described above);
•Increase in receivables from financing activities of €3,455 million, which was mainly attributable to increased retail and dealer financing in North and South America;
•Net increase in provisions of €1,779 million, mainly attributable to commercial risks in North America, restructuring and other risks;
•Negative effect of the change in carrying amount of leased vehicles of €3,885 million related to the financial services activity in North America; and
•A net absorption of €3,646 million in working capital, which was mainly due to:
•Decrease of €4,007 million in trade payables, primarily reflecting lower production volumes in Enlarged
Europe and North America;
•Decrease of €1,057 million in other payables net of other receivables primarily related to a decrease in tax payables net of tax receivables and to a decrease in payables to personnel, partially offset by
•Decrease of €786 million in trade receivables primarily due to lower volumes; and
•Decrease of €632 million in inventories mostly driven by reduction in new vehicles stock in Enlarged Europe due to lower production which is partially offset by an increase in used cars and manufacturing supplies,
For the year ended December 31, 2023, net cash from operating activities amounted to €17,954 million. This primarily reflected the profit before taxes of €22,418 million adjusted by the following items:
•Non-cash items of €7,606 million (as described above);
•Increase in receivables from financing activities of €3,586 million, which was mainly attributable to increased retail and dealer financing of SFS U.S. and dealer financing in Brazil;
•Increase in provisions of €2,460 million, mainly attributable to sales incentives in North America and Enlarged
Europe; and
•A net absorption of €6,860 million in working capital, which was mainly due to:
• Increase of €4,388 million in inventories mostly driven by new vehicles reflecting a stabilization following a
2020-2022 period characterized by significant supply constraints and additional raw materials inventories to secure production;

•Increase of €2,249 million in trade receivables primarily due to the ongoing plan of factoring reduction,:
•Decrease of €1,281 million in other payables net of other receivables and partially offset by; and
•Increase of €1,058 million in trade payables, primarily reflecting inventories increase.
Investing activities
For the year ended December 31, 2025, net cash used in investing activities of €5,897 million was primarily the result of (1) €7,987 million of investment in property, plant and equipment and intangible assets, including
€3,240 million of capitalized development expenditures, (2) €(1,155) million decrease in payables related to the investments in properties, plant and equipment and intangible assets, (3) acquisitions of consolidated subsidiaries, equity method investments and other investments for €425 million primarily relating to (i) the capital injections to joint ventures and associates for the total of €104 million, and (ii) €321 million in acquisitions of consolidated subsidiaries and equity method investments. This is partially offset by: (1) a decrease in securities of €2,856 million primarily attributable to reduction of government bonds in portfolios in North America and
Enlarged Europe, (2) the disposal of property, plant and equipment of €229 million, (3) a decrease in loans to joint ventures and associates of €91 million, and (4) disposal of investments in subsidiaries and associates of
€485 million.
For the year ended December 31, 2024, net cash used in investing activities of €10,105 million was primarily the result of (1) €11,060 million of investment in property, plant and equipment and intangible assets, including
€3,922 million of capitalized development expenditures, partially offset by €223 million increase in payables related to the investments in properties, plant and equipment and intangible assets, ((2) acquisitions of subsidiaries and equity method investments for €1,652 million primarily relating to (i) the capital injections to joint ventures and associates for the total of €1,267 million, and (ii) acquisitions relating to Comercial Automotiva S.A.,
Groupe 2L Logistics, Punch Powertrain E-Transmission N.V. (“PPET”) and Sopriam for the total gross amount of
€388 million, (3) an increase in loans to joint ventures and associates of €696 million. This is partially offset by:
(1) the decrease in securities of €2,422 million primarily attributable to reduction of investments in Enlarged
Europe and North America, (2) the disposal of property, plant and equipment of €365 million, and (3)
investments in subsidiaries and associates of €261 million.
For the year ended December 31, 2023, net cash used in investing activities of €14,215 million was primarily the result of (1) €10,193 million of investment in property, plant and equipment and intangible assets, including
€4,184 million of capitalized development expenditures, partially offset by €1,068 million increase in payables related to the investments in properties, plant and equipment and intangible assets, (2) the increase in securities of €2,754 million primarily attributable to the investment in marketable debt securities by our central treasury companies, (3) acquisitions of subsidiaries and equity method investments for €3,885 million primarily relating to
(i) the investment in Leapmotor for €1,419 million, (ii) the capital contributions to StarPlus, NextStar, Symbio,
PPET and Punch Powertrain PSA e-transmissions Assembly SAS for total €1,222 million, (iii) the capital contributions to and acquisitions of financial services entities for €263 million, (iv) acquisition of ownership in
South American companies, primarily in raw materials and renewable energy for €603 million, partially offset by the disposal of property, plant and equipment of €533 million and of investments in subsidiaries and associates of €1,457 million, including the net proceeds from the disposal of FCA Bank for €1,090 million, and (4) an increase in loans to joint ventures and associates of €248 million.

Financing activities
For the year ended December 31, 2025, net cash from financing activities of €7,574 million resulted primarily from (1) the net increase in long-term debt of €9,038 million including (i) the issuance of bonds for €5,266 million which are partially offset by repayment of bonds at maturity for €650 million, (ii) new long-term debt for €8,928 million primarily related to the funding of SFS U.S., partially offset by repayments for €4,506 million, (2) the distribution of dividends to shareholders of €1,959 million, and (3) the changes in short-term debt and other financial assets and liabilities for positive €451 million.
For the year ended December 31, 2024, net cash used in financing activities of €1,343 million resulted primarily from (1) the net increase in long-term debt of €4,644 million including (i) the issuance of bonds for €2,750 million which are partially offset by repayment of bonds at maturity for €1,950 million, (ii) new long-term debt for
€10,365 million primarily related to the funding of SFS U.S., partially offset by repayments for €6,521 million, (2)
the distribution of dividends to shareholders of €4,651 million, (3) the purchase of treasury shares for €3,000 million as a result of the share buyback program (refer to Note 28, Equity for additional information), and (4) the changes in short-term debt and other financial assets and liabilities for positive €1,575 million.
For the year ended December 31, 2023, net cash used in financing activities of €5,501 million resulted primarily from (1) the net decrease in long-term debt of €214 million including (i) the repayment of bonds at maturity for
€3,277 million which are partially offset by the issuance of bonds for €2,500 million, (ii) new long-term debt for
€1,668 million, partially offset by repayments for €1,105 million, (2) the distribution of dividends to shareholders of €4,208 million, (3) the purchase of treasury shares for €2,434 million as a result of the share buyback program for €1,500 million and the purchase of a portion of the shares held by Dongfeng for €934 million (refer to Note
28, Equity for additional information), and (4) the changes in short-term debt and other financial assets and liabilities for positive €1,273 million.
The following is a reconciliation of liabilities arising from financing activities for the years ended December 31,
2025 and 2024:

	Years ended December 31,
(€ million)	2025	2024
Total Debt at January 1	37,227	29,463
Add: Derivative (assets)/liabilities and collateral at January 1	(409)	(109)
Total Liabilities from financing activities at January 1	36,818	29,354

Cash flows(1)	9,489	6,219
Foreign exchange effects	(2,252)	12
Fair value changes	2	85
Changes in scope of consolidation	229	350
Transfer to (assets)/liabilities held for sale	(61)	(10)
Other changes	1,434	808

Total Liabilities from financing activities at December 31	45,659	36,818
Less: Derivative (assets)/liabilities and collateral at December 31(2)	(288)	(409)
Total Debt at December 31	45,947	37,227
The table above reflects the reclassified 2024 amounts resulting from the adjustments to the cash flow statement, which have been described in Note 2, Basis of preparation. No additional changes were made other than those already described in Note 2, Basis of preparation

(1) Includes the lines (a) Changes in short-term debt and other financial assets and liabilities, (b) Gross outflows in repayments of long-
term debt and (c) Proceeds from issuances of long-term debt. Refer to the Consolidated Statement of Cash Flows for additional information
(2) Includes the lines (a) Collateral deposits measured at fair value through profit or loss, and (b) Derivative financial assets. Refer to Note
13, Financial assets for additional information, and c) Other non-current financial liabilities, and (d) Other current financial liabilities. Refer to Note 17, Derivative financial and operating assets and liabilities for additional information
Amounts relating to IFRS 16 recognized in the Consolidated Statement of Cash Flows
During the years ended December 31, 2025, 2024 and 2023, the total cash outflow for leases recognized in accordance with IFRS 16 was €951 million, €938 million and €757 million, respectively, of which €867 million,
€874 million and €693 million, respectively, related to cash payments for the principal portion of lease liabilities
(recognized within Cash flows from financing activities in the Consolidated Statement of cash flows) and €84 million, €64 million and €64 million, respectively, related to cash payments for interest expense related to lease liabilities (recognized within Cash flows from operating activities in the Consolidated Statement of cash flows).
Interest expense paid
During the years ended December 31, 2025, 2024 and 2023, the Company paid interest of €2,245 million and received interest of €2,556 million, €1,549 million and €2,716 million, €1,126 million and €2,917 million, respectively. These amounts are mainly recognized within Cash flows from operating activities in the
Consolidated Statement of Cash Flows. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.

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
The maximum credit risk to which the Company is potentially exposed at December 31, 2025 is represented by the carrying amounts of financial assets in the financial statements discussed in Note 16, Trade receivables, other assets, prepaid expenses and Tax receivables and the nominal value of the guarantees provided on liabilities and commitments to third parties discussed in Note 27, Guarantees granted, commitments and contingent liabilities.
In addition, the Company is exposed to credit risk in relation to the investment of cash and to transactions with derivatives counterparties, as disclosed in Note 17, Derivative financial and operating assets and liabilities and in Note 18, Cash and cash equivalents.
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
For further information regarding the exposure to credit risk and ECLs of Trade receivables, other receivables and financial receivables at December 31, 2025 and 2024, refer to Note 16, Trade receivables, other assets, prepaid expenses and tax receivables.
The Company differentiates Cash investments with primary bank counterparties and high rated liquid financial instruments. The investments are actively managed and constantly monitored, in compliance with policies that establish limits of concentration and duration, taking into account the creditworthiness of the counterparties and of the various countries in which the cash is invested. The policies also define limits in the operations with
Derivatives counterparties. Even though the Company’s current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market funds that were measured at fair value, there was no exposure to sovereign debt securities at December
31, 2025 and 2024 which could lead to significant risk of repayment.
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
The Company manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash management and liquidity investment of the Company are centrally coordinated in the Company’s treasury function, with the objective of ensuring effective and efficient management of the
Company’s funds. The Company’s treasury companies obtain funds in the financial markets from various funding sources.
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
The following table summarizes payments due under Stellantis’ significant contractual commitments as of
December 31, 2025 and 2024 and excludes off balance sheet commitments which are disclosed in Note 27,
Guarantees granted, commitments and contingent liabilities:

	At December 31, 2025
	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt(1)
Notes	22,647	2,514	5,901	5,084	9,148
Borrowings from banks	1,931	1,286	436	135	74
Asset-backed financing	15,479	7,247	4,766	2,668	798
Other debt	2,808	1,782	828	155	43
Interest on Debt(2)	5,786	1,610	2,098	1,152	926
Lease liabilities(3)	2,833	837	708	418	870
Trade payables	29,999	29,999	—	—	—
Derivative (assets)/liabilities	(392)	(266)	(125)	(1)	—
Total	81,091	45,009	14,612	9,611	11,859

	At December 31, 2024
	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt(1)
Notes	18,542	650	4,777	4,129	8,986
Borrowings from banks	3,562	3,109	293	77	83
Asset-backed financing	10,016	5,645	2,053	1,628	690
Other debt	1,990	1,596	306	15	73
Interest on Debt(2)	4,313	1,188	1,410	730	985
Lease liabilities(3)	2,852	866	643	358	985
Trade payable	29,684	29,684	—	—	—
Derivative (assets)/liabilities	200	315	(83)	(32)	—
Total	71,159	43,053	9,399	6,905	11,802
(1) Amounts presented related to the principal amounts of debt exclude the related interest expense that would be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 22, Debt, within the Consolidated
Financial Statements included elsewhere in this report
(2) Amounts include interest payments based on contractual terms and current interest rates on debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2025 and 2024
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in Stellantis’ business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 22, Debt, within the Consolidated
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
The Company’s exposure to commodity price risk arises from the risk of changes in the price of certain raw materials (primarily base metals, commodities used in electric vehicles and Platinum Group Metals (“PGMs”), which include platinum, palladium and rhodium) and energy used in production. Changes in the price of raw materials could have a significant effect on the Company’s results by indirectly affecting costs and product margins.
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

The Company’s policies permit derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities.
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

•TRY in relation to sales in Turkish market;
•PLN, linked to sales in Poland market, net of manufacturing costs incurred in the country; and
•U.S.$/BRL and EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
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
Certain of the Stellantis entities are located in countries which are outside of the Eurozone, primarily the U.S.,
Brazil, Canada, Poland, Serbia, Mexico, Argentina, India and China. As the Company's reporting currency is the
Euro, the income statements of those entities that have a reporting currency other than the Euro are translated into Euro using the average exchange rate for the period, except for entities that operate in hyperinflationary economies (Argentina) for which the income statements are translated into Euro using the spot rate at the end of the period. In addition, the assets and liabilities of those consolidated entities are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative translation adjustments reserve included in Other comprehensive income. Changes in exchange rates could lead to effects on the translated balances of revenues, costs and assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these entities.
The Company monitors its principal exposure to conversion exchange risk and, in certain circumstances, enters into derivatives for the purpose of hedging the specific risk.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards) at December 31, 2025 resulting from a 10 percent change in the exchange rates would have been approximately €633 million in the Other comprehensive income (mainly driven by the foreign exchange hedges related to the sales in GBP and in CAD and related to costs in CNY) and
€369 million on Consolidated Income Statement.
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

Quantitative information on interest rate risk
The Company makes use of external borrowings and invests in monetary and financial market instruments. In addition, the Company sells receivables resulting from their trading activities on a continuing basis. Changes in market interest rates could affect the cost of the various forms of financing, including the sale of receivables, or the return on investments and the employment of funds, thus negatively impacting the net financial expenses incurred by the Company.
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
Certain financial securities are accounted for at FVPL. The impact of an unfavorable 50 basis points change in interest rate levels would result in increase in financial expenses of €9 million due to the change in fair values of these securities.
The Company entered in certain derivatives in order to manage interest rate risk on underlying debt exposures.
An unfavorable 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2025 would have an impact of €30 million on financial expense. It is expected that this impact will be offset by an equivalent gain on the underlying debt exposures.
In addition, financial services companies use derivatives in order to hedge the interest rate risk arising from the mismatch between financial receivables and related funding. A 50 basis points change in interest rates level applied to the interest rate derivatives outstanding at December 31, 2025 would have a negative impact of
€32 million in Other comprehensive income.
Floating rate financial instruments consisted principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables was also considered in the sensitivity analysis.
A hypothetical 50 basis points change in short-term interest rates at December 31, 2025, applied to floating rate or short term maturity financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would result in increased net financial expenses, on an annual basis, of approximately
€78 million.

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
Quantitative information on commodity price risk
The Company, in addition to supply agreements that provide protections to the price increases and supply shortages, entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations, primarily PGMs, which include platinum, palladium and rhodium.
In connection with the commodity price derivative contracts outstanding at December 31, 2025, a hypothetical
10 percent change in the price of the commodities at that date would have caused a negative impact on the
Other comprehensive income of €136 million. Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices would produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

33.	Subsequent events
The Company has evaluated subsequent events through February 26, 2026, which is the date the financial statements were authorized for issuance.
On February 6, 2025, Stellantis announced that LG Energy Solution would acquire full ownership of NextStar
Energy Inc, with Stellantis selling its 49 percent equity to LG Energy Solution. The closing of this transaction is subject to approvals and other conditions.
On February 10, 2026, Standard & Poor Global Ratings revised Stellantis’ issuer credit rating and senior unsecured debt rating from “BBB” to “BBB-” and maintained a negative outlook.
On February 10, 2026, Moody’s Investors Service revised Stellantis’ long-term issuer rating and senior unsecured debt rating from “Baa2” to “Baa3” and changed the outlook from negative to stable.
On February 19, 2026, the Company priced an issuance of asset‑backed notes through its indirect wholly owned subsidiary, SFS Auto Receivables Securitization Trust 2026‑1. The notes, totaling $1.5 billion, were delivered on
February 26, 2026, at which time the Company received the related proceeds. The notes are supported by a pool of automobile receivables and include customary structural credit enhancement feature.
In February 2026, the U.S. EPA finalized actions to rescind the 2009 Greenhouse Gas Endangerment Finding under the Clean Air Act. The Endangerment Finding had provided the legal basis for federal regulation of greenhouse gas emissions from motor vehicles. As of December 31, 2025, we have recognized GHG Provisions of €345 million, and GHG-related Other intangible assets of €279 million in our Consolidated Statement of
Financial Position. We are monitoring the developments related to this ruling.

In February 2026, the U.S. Supreme Court ruled that tariffs imposed under the International Emergency
Economic Powers Act (“IEEPA”) were invalid. The U.S. Administration subsequently introduced new 10 percent global tariffs beginning on February 24, 2026. Refunds of previously paid IEEPA tariffs will depend on a court-
driven process leaving the time of any recovery uncertain.

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
a.For information on the capital structure of the Company, the composition of the issued share capital and the existence of the classes of shares, please refer to Note 14, Equity to the Company Financial Statements in
this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the AGM and to speak and vote at that meeting and the entitlement to distributions in accordance with the Articles of
Associations. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the
Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Co”. As at December 31, 2025, the issued share capital of the Company consisted of
2,903,716,295 common shares, representing approximately 77 percent of the aggregate issued share capital, 866,522,224 Class A special voting shares and 0 Class B special voting shares, representing approximately 0.01 percent of the aggregate issued share capital.
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
e.During 2023, 2024 and 2025, the Company launched employee-share participation programs (the "2023
ESPP", the “2024 ESPP” and the “2025 ESPP”) as mentioned in article 1 sub 1(e) of the Decree. The 2023
ESPP covered approximately 85,000 eligible employees in Italy and France, to which approximately 4.4 million additional shares were issued. Under the plan eligible employees could subscribe to Stellantis shares, at a subscription price of €14.52 corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. The 2024 ESPP covered more than 230,000 eligible employees in eighteen countries (Austria,
Belgium, Brazil, Canada, France, Germany, Hungary, India, Italy, Mexico, Morocco, Netherlands, Poland,
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
The 2025 ESPP covered more than 235,000 eligible employees in 20 countries (Austria, Belgium, Brazil,
Canada, France, Germany, Hungary, India, Italy, Malaysia, Mexico, Morocco, Netherlands, Poland, Portugal,
Serbia, Slovakia, Spain, United Kingdom and United States of America) to which approximately 7.6 million additional shares were issued. Under the plan eligible employees could subscribe to Stellantis shares, at a subscription price of €6.52 corresponding to the average of the Company’s closing share price on the 20 trading days preceding the date of the decision setting the terms of the plan, less a 20 percent discount. For all the plans the shares are locked up for a period of 5 years in France and Belgium, as applicable, while for
3 years in all the other countries. Employees bear the risk of fluctuations in the share price relative to the subscription price. According to the legal or tax framework of each jurisdiction of the plan, the shares have been issued directly to the eligible employees in Italy, Germany, Spain, United States of America and Poland
and those employees are therefore entitled to vote individually on the shares, while in France, Austria,
Belgium, Brazil, Canada, Hungary, India, Malaysia, Mexico, Morocco, Netherlands, Portugal, Serbia,
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
Elkann, Mr. Peugeot, and Mr. de Castries is five years, started at January 17, 2021, and ending immediately after the close of the first AGM held after five years have lapsed since the appointment of the relevant director. The other Directors of the current Board of Directors are appointed for a term of two years, started at April 15, 2025 and July 18, 2025, for the non-executive directors and the Chief Executive Officer, respectively, for all of them ending immediately after the close of the first AGM to be held in 2027. The AGM has the power to suspend or dismiss any member of the Board of Directors at any time, taking into account the majority requirements set out in the Articles of Association. Please refer to the section "Election and
Removal of Directors" of this Annual Report for more information on the majority requirements. An amendment of the Articles of Association requires a resolution of the AGM following a proposal from the
Board of Directors. Such resolution requires an absolute majority of the votes cast, unless it concerns an amendment of article 2.2 of 2.3 of the Articles of Association in which case a majority of at least two-thirds of the votes cast is required.
i.At the AGM held on April 15, 2025, it was resolved to extend the authorizations of the Board of Directors (i)
to issue Stellantis common shares or grant rights to subscribe for such shares and (ii) to limit or exclude the pre-emptive rights in respect of any issue of Stellantis common shares or grant of rights to subscribe for such shares referred to under (i), as per April 15, 2025 up to and including October 14, 2026 (being the date
18 months from the date of the 2025 annual general meeting). The authorization granted during the 2025
AGM in respect of the issue of shares or the grant of rights to subscribe for such shares is limited to 10 percent of the issued common shares for general corporate purposes as per April 15, 2025, and can be used for any and all purposes. The authorization granted during the 2025 AGM in respect of the pre-emptive rights is limited to the percentage of the capital as referred to in the previous sentence. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. In addition, the Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 9 of the Articles of Association. In addition, the Board of Directors has been authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares as per the date of the 2025 AGM (April
15, 2025) at a purchase price per share between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110 percent of the market price of the shares on the
New York Stock Exchange and/or the Euronext Milan and/or Euronext Paris (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Euronext
Milan and/or Euronext Paris (as the case may be), for a period of 18 months from the date of the 2025 AGM
(April 15, 2025) and therefore up to and including October 14, 2026.

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
k.Under the terms of the Company’s Equity Incentive Plan (“EIP”) and employment agreements entered into with certain executive officers, executives may be entitled to receive severance benefits and accelerated vesting of awards under the EIP if, within twenty-four (24) months of a Change of Control (as defined therein), the executive’s employment is involuntarily terminated by the Company (other than for Cause -as defined therein-) or is terminated by the participant for Good Reason (as defined therein).

ADDITIONAL INFORMATION FOR U.S. LISTING PURPOSES
Contractual Obligations
The following table summarizes payments due under Stellantis’ significant contractual commitments as of
December 31, 2025:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	24,525	2,721	7,165	5,374	9,265
Interest on Long-term debt(2)	4,243	861	1,501	986	895
Lease liabilities(3)	2,833	837	708	418	870
Short-term leases and Low-value assets obligations(4)	113	72	20	5	16
Unconditional minimum purchase obligations(5)	12,004	3,098	6,062	1,294	1,550
Purchase obligations(6)	9,005	6,497	2,270	135	103
Pension contribution requirements(7)	96	96	—	—	—
Total	52,819	14,182	17,726	8,212	12,699
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
(2) Amounts included interest payments based on contractual terms and current interest rates on debt. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2025
(3) Lease liabilities consisted mainly of industrial buildings and plant, machinery and equipment used in Stellantis’ business. The amounts reported include all future cash outflows included in the undiscounted lease liabilities. See Note 22, Debt, within the Consolidated
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
(6) Purchase obligations were comprised of (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €7,011 million, (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various Stellantis companies, in an aggregate amount of approximately €1,563 million, (iii) commitments to purchase intangible assets for an aggregate amount of approximately €368 million, and (iv) commitments for equity securities of
€63 million
(7) Pension contribution requirements were based on the estimate of Stellantis’ minimum funding requirements under Stellantis’ funded pension plans. Stellantis could elect to make contributions in excess of the minimum funding requirements. Stellantis contributions to pension plans for 2026 are expected to be €96 million. Of this amount, €51 million relates to the U.S. and Canada, with €42 million being mandatory contributions and €9 million discretionary contributions, and €15 million relates to Germany. Stellantis’ minimum funding requirements after 2026 would depend on several factors, including investment performance and interest rates. Therefore, the above excluded payments beyond 2026, since Stellantis could not predict with reasonable reliability the timing and amounts of future minimum funding requirements. Refer to Note 20, Employee benefits liabilities, within the Consolidated Financial Statements included elsewhere in this report for expected benefit payments for Stellantis’ pension plans and for Stellantis’ unfunded health care and life insurance plans

Product warranties, recall campaigns and product liabilities
The contractual obligations set forth above do not include payments for product warranty and recall campaign costs. Stellantis issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and any commitments to buy back vehicles. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Company’s vehicles. The Company periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The Company accrues estimated costs for recalls when they are probable of occurring and a reliable estimate of the costs can be made. Estimates of the future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Company to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2025, Stellantis’ product warranty and recall campaigns provision was
€14,124 million. For details on change in estimate for contractual warranty, refer to Note 21, Provisions within the
Consolidated Financial Statements included elsewhere in this report.
Capital commitments
The contractual obligations set forth above do not include payments for capital commitments to joint ventures. At
December 31, 2025, total capital commitments were €1.7 billion, covering the period up to 2029.
Significant Vehicle Assembly Plants
The following table provides information about Stellantis’ significant vehicle assembly plants as of December 31,
2025, excluding joint ventures, of which the largest by region are Warren Truck (U.S.), Betim (Brazil) and
Sochaux (France).

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
accounting firm for the years ended December 31, 2025 and 2024. Stellantis incurred the following fees from
Deloitte Entities for professional services for the years ended December 31, 2025 and 2024, respectively:

	Years Ended December 31,
(€ million)	2025	2024
Audit fees	45.4	40.8
Audit-related fees	1.9	2.0
Tax and other fees(1)	0.2	0.6
Total	47.5	43.4
(1) Tax fees comprise services rendered for tax compliance and tax advice services
For the years ended December 31, 2025 and 2004, “Audit fees” were the aggregate fees billed by Deloitte
Entities for the audit of Stellantis’ consolidated annual financial statements, reviews of interim financial statements and attestation services that were provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” were fees charged by Deloitte Entities for assurance and related services that were reasonably related to the performance of the audit or review of Stellantis’ financial statements and were not reported under “Audit fees”. This category comprised fees for agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax fees” were fees charged by the Deloitte &
Associés primarily for activities related to tax refunds claims and tax compliance in different jurisdictions.

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
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

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
Material Netherlands Tax Consequences
This section solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of Stellantis common shares and, if applicable, Stellantis special voting shares by non-resident holders of such shares (as described below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares. This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax
Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU)
which may be relevant for a particular holder. Tax matters are complex and the tax consequences to a particular holder of Stellantis common shares and, if applicable, Stellantis special voting shares will depend in part on such holder's circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the Dutch tax consequences of acquiring, owning and disposing of Stellantis common shares and, if applicable, Stellantis special voting shares in their particular circumstances, including the applicability and effect of Dutch tax laws.
Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms "the Netherlands" and "Dutch" are used, these refer solely to the European part of the Kingdom of the Netherlands.
This section assumes that Stellantis is organized and that its business will be conducted in the manner outlined in this Form and such that Stellantis is considered to be a resident of the Netherlands for purposes of the tax treaty between the Netherlands and any other jurisdiction. A change to the organizational structure or to the manner in which Stellantis conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.
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
Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5 percent or more of the shares or of any class of shares of Stellantis, or rights to acquire, directly or indirectly, such an interest in the shares of Stellantis or profit participating certificates relating to 5 percent or more of the annual profits or to 5 percent or more of the liquidation proceeds of Stellantis, or (b) such person's shares, rights to acquire shares or profit participating certificates in Stellantis are held by him following the application of a non-recognition provision, whereby the Stellantis common shares and the
Stellantis special voting shares are considered to be separate classes of shares; or
vii.is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.
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
General
A non-resident holder of Stellantis common shares and, if applicable, Stellantis special voting shares will for
Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/
or enforcement of the documents relating to the issue of Stellantis common shares and, if applicable, Stellantis special voting shares or the performance by Stellantis of its obligations under such documents or under the
Stellantis common shares and, if applicable, under the Stellantis special voting shares.
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
Value Added Tax
No Dutch value added tax should arise in respect of any payment in consideration for the issue of Stellantis common shares and, if applicable, Stellantis special voting shares.
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

FORM 20-F CROSS REFERENCE
The table below sets out the location within the document of the information required by the SEC for annual reports on Form 20-F. The exact location is included in the column “Cross Reference”. The column “Page” refers to the starting page of the section (or sub-section) for reference only.

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk Factors	80
Item 4.	Information on the Company
	A. History and Development of the Company	Stellantis Overview	9
		Documents on Display	5
	B. Business Overview	Stellantis Overview	9
		Overview of Our Business	11
		Sales Overview	16
		Results by Segment	60
		Note 27 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	302
		Environmental and Other Regulatory Matters	30
	C. Organization Structure	Note 3 (Scope of consolidation) to the Consolidated Financial Statements	239
	D. Property, Plant and Equipment	Property, Plant and Equipment	14
		Significant Vehicle Assembly Plants	338
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review	MD&A Overview	39
		Trends, Uncertainties and Opportunities	39
		Note 2 (Basis of preparation - Critical judgments and use of estimates) to the Consolidated Financial Statements	229
		Non-GAAP Financial Measures	45
	A. Operating Results	Results of Operations	47
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	67
		Note 22 (Debt) to the Consolidated Financial Statements	286
		Note 31 (Explanatory notes to the Consolidated statement of cash flows) to the Consolidated Financial Statements	319
	C. Research and Development, Patents and Licenses, etc.	Research and Development	13

Item	Section	Cross Reference	Page
	D. Trend Information	Trends, Uncertainties and Opportunities	39
	E. Critical Accounting Estimates	Note 2 (Basis of preparation - Critical judgments and use of estimates) to the Consolidated Financial Statements	229
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Board of Directors	105
		Senior Management	119
	B. Compensation	Remuneration Report	162
		Senior Management	119
		Note 26 (Related party transactions) to the Consolidated Financial Statements	299
	C. Board Practices	The Audit Committee	114
		The Remuneration Committee	116
		The ESG Committee	116
	D. Employees	Employees	15
	E. Share Ownership	Directors' Share Ownership	113
	F. Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation	Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation	153
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	10
	B. Related Party Transactions	Note 26 (Related party transactions) to the Consolidated Financial Statements	299
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	191
		Sales Overview	16
		Note 27 (Guarantees granted, commitments and contingent Liabilities) to the Consolidated Financial Statements	302
		Our Share Information	340
	B. Significant Changes	Presentation of Financial and Other Data	5
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Our Share Information	340
	B. Plan of Distribution	Not applicable
	C. Markets	Our Share Information	340
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Articles of Association and Information on Stellantis Shares	124
	C. Material Contracts	Exhibits	352

Item	Section	Cross Reference	Page
	D. Exchange Controls	Articles of Association and Information on Stellantis Shares	124
	E. Taxation	Taxation	342
	F. Dividends and Paying Agents	Not applicable
	G. Statements of Experts	Not applicable
	H. Documents on Display	Documents on Display	5
	I. Subsidiary Information	Not applicable
	J. Annual report to security holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures	Note 31 (Qualitative and quantitative information on financial risks) to the Consolidated Financial Statements	323
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	None
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	187
Item 16A.	Audit Committee Financial Expert	The Audit Committee	114
Item 16B.	Code of Ethics	Code of Conduct	148
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	340
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 28 (Equity) to the Consolidated Financial Statements	310
		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	341
Item 16F.	Change in the Registrant's Certifying Accountant	Not applicable
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standard	151
Item 16H.	Mine Safety Disclosure	None
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None
Item 16J.	Insider trading policies	Insider Trading Policy	149
		Exhibits	352
Item 16K.	Cybersecurity	Cybersecurity	152
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	191
Item 18.	Financial Statements	Consolidated Financial Statements	191
Item 19.	Exhibits	Exhibits	352

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STELLANTIS N.V.
(Registrant)

		By:	/s/ Joao Laranjo

Name: Joao Laranjo
Title: Chief Financial Officer
Date:	February 26, 2026